10/8

08005378

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME First Uranium Corporation

*CURRENT ADDRESS Suite 1240, 155 University Avenue
Toronto, Ontario M5H 3B7

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 17 2008
THOMSON REUTERS

FILE NO. 82- 35236 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: BBS

DAT : 10/15/08

first Uranium

FIRST URANIUM CORPORATION 2008 ANNUAL FINANCIAL STATEMENTS

First Uranium Corporation

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles and reflect informed judgments and estimates based on currently available information and with due consideration given to materiality. Management acknowledges its responsibility for the fairness, integrity and objectivity of all information in the consolidated financial statements.

As a means of fulfilling its responsibility, management relies on the system of internal controls of First Uranium Corporation (First Uranium or the Corporation). This system has been established to ensure, within reasonable limits, that the assets are safeguarded, transactions are properly recorded and are executed in accordance with management's authorization and that the accounting records provide a solid foundation from which to prepare the consolidated financial statements.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting solely of non-management directors. The Audit Committee meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of the external audit, the adequacy of the system of internal controls and financial reporting issues.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

"Gordon T. Miller" (signed)

Gordon T. Miller
President & Chief Executive Officer

"Emma Oosthuizen" (signed)

Emma Oosthuizen
Senior Vice President & Chief Financial Officer

June 9, 2008

Auditors' Report

To the Shareholders of First Uranium Corporation

We have audited the consolidated balance sheets of First Uranium Corporation as at March 31, 2008 and 2007, the consolidated statements of operations and deficit and comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP" (signed)

Chartered Accountants
Licensed Public Accountants
Toronto, Canada

June 9, 2008

First Uranium Corporation
Consolidated Balance Sheets
As at March 31, 2008 and 2007

	Notes	2008 US$'000	2007 US$'000
ASSETS			
Current assets			
Cash and cash equivalents		**164,739**	138,914
Accounts receivable	5	**9,720**	1,713
Inventories	6	**2,808**	292
Receivables from related party	24	**-**	6,763
		177,267	147,682
Non-current assets			
Property, plant and equipment	7	**204,650**	30,954
Asset retirement funds	8	**4,847**	2,791
Loan to related party	24	**978**	-
		210,475	33,745
Total assets		**387,742**	181,427
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities	10	**24,303**	5,702
Payables to related party	24	**541**	-
		24,844	5,702
Non-current liabilities			
Senior unsecured convertible debentures	11	**99,880**	-
Future tax liability	16	**10,649**	-
Asset retirement obligations	12	**19,901**	5,377
		130,430	5,377
SHAREHOLDERS' EQUITY			
Share capital	13	**215,935**	182,673
Equity portion of senior unsecured convertible debentures	11	**46,504**	-
Contributed surplus	14	**7,008**	2,460
Contribution from parent	15	**153**	-
Accumulated deficit		**(37,132)**	(14,785)
		232,468	170,348
Total liabilities and shareholders' equity		**387,742**	181,427

See accompanying notes to the Consolidated Financial Statements

Approved on behalf of the Board of Directors

"Nigel R.G. Brunette" (signed) "Wayne S. Hill" (signed)

Nigel R. G. Brunette
Non-Executive Chairman
June 9, 2008

Wayne S. Hill
Audit Committee Chairman

[illegible]t Uranium Corporation

Consolidated Statements of Operations and Deficit and Comprehensive Loss

For the years ended March 31, 2008 and 2007

	Notes	2008 US$'000	2007 US$'000
Revenue		**21,429**	-
Cost of sales		**(16,580)**	-
Gross Profit		**4,849**	-
Other income	17	**2,738**	27
Expenditures			
General, consulting and administrative expenditures		**(15,573)**	(3,262)
Stock-based compensation	14	**(5,125)**	(2,460)
Pumping, feasibility and rehabilitation costs		**(5,343)**	(871)
		(26,041)	(6,593)
Operating loss before the undernoted		**(18,454)**	(6,566)
Interest income		**14,847**	3,433
Interest expense		**(5,782)**	(162)
Accretion expense on convertible debentures	11	**(8,485)**	-
Accretion expense on asset retirement obligations	12	**(896)**	-
Foreign exchange losses	18	**(2,611)**	(4,612)
Loss before income taxes		**(21,381)**	(7,907)
Income tax charge	16	**(966)**	(21)
Loss for the year		**(22,347)**	(7,928)
Accumulated deficit at the beginning of the year		**(14,785)**	(6,857)
Accumulated deficit at the end of the year		**(37,132)**	(14,785)
Basic and diluted loss per common share (US$)	19	**(0.18)**	(0.08)
Weighted average number of basic and diluted common shares outstanding ('000)	19	**126,096**	97,522
Loss for the year		**(22,347)**	(7,928)
Comprehensive loss	3	**(22,347)**	(7,928)

See accompanying notes to the Consolidated Financial Statements.

First Uranium Corporation

Consolidated Statements of Cash Flows

For the years ended March 31, 2008 and 2007

	Notes	2008 US$'000	2007 US$'000
Loss for the year		**(22,347)**	(7,928)
Changes not affecting cash:			
- Interest income	20.1	**(194)**	(666)
- Interest expense	20.2	**1,579**	162
- Accretion expense on convertible debentures	11	**8,485**	-
- Accretion expense on asset retirement obligations	12	**896**	244
- Amortization on property, plant and equipment	7	**1,781**	14
- Stock-based compensation	14	**5,125**	2,460
Loss after interest and non-cash items		**(4,675)**	(5,714)
Expenses in respect of asset retirement fund	8	**-**	80
Expenses in respect of asset retirement obligations	12	**(1,841)**	-
Movement in working capital:			
- Increase in inventories		**(1,107)**	(292)
- Increase in accounts receivable		**(7,740)**	(1,570)
- Decrease (increase) in net receivables from/payables to related parties	20.3	**7,304**	(9,880)
- Increase in accounts payable and accrued liabilities		**6,336**	1,633
Cash flows utilized in operating activities		**(1,723)**	(15,743)
Additions to property, plant and equipment	20.4	**(112,751)**	(24,270)
Increase in asset retirement fund		**(109)**	(103)
Net cash movement on acquisition of MWS	20.5	**1,248**	-
Cash outflow from investing activities		**(111,612)**	(24,373)
Issuance of senior unsecured convertible debentures net of issue costs	11	**130,561**	-
Bridging loan to facilitate Waterpan transaction	24	**42,377**	-
Repayment of bridging loan pursuant to Waterpan transaction	24	**(42,377)**	-
Proceeds from exercise of share options	13	**1,063**	-
Proceeds from issuance of common shares net of issue costs	13	**-**	178,470
Cash inflow from financing activities		**131,624**	178,470
Net effect of exchange rate changes on cash held in foreign currencies		**7,536**	-
Net increase in cash and cash equivalents for the year		**25,825**	138,354
Cash and cash equivalents, beginning of the year		**138,914**	560
Cash and cash equivalents, end of the year		**164,739**	138,914

See accompanying notes to the Consolidated Financial Statements.
Supplementary information (Note 20)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

First Uranium Corporation is a Canadian resource company focused on the development of uranium and gold projects in South Africa. See Note 7, Property, Plant and Equipment for a description of the Corporation's key projects. The Corporation has a primary listing on the Toronto Stock Exchange (TSX) and a secondary listing on the Johannesburg Stock Exchange (JSE). First Uranium owns 100% of First Uranium Limited (FUL), which in turn holds 100% of First Uranium (Proprietary) Limited (FUSA) and 100% of Ezulwini Mining Company (Proprietary) Limited (EMC), which owns and operates the Ezulwini Mine.

On June 6, 2007, the Corporation, through FUSA, acquired all the issued and outstanding shares of Mine Waste Solutions (Proprietary) Limited and its subsidiary, Chemwes (Proprietary) Limited (collectively MWS), an existing tailings treatment company which had an operating gold recovery plant in place. As a result of the MWS acquisition, First Uranium changed its plans for the Buffelsfontein Tailings Recovery Project so that the historical and future tailings from the Buffelsfontein mine (the Buffelsfontein Tailings) are now transported by pipeline to the MWS site and processed through MWS's existing gold plant and, subject to their completion, through the new uranium recovery plant and additional gold recovery facilities which are currently being constructed at the MWS site. The Buffelsfontein Tailings Recovery Project, as enhanced and modified by the addition of MWS, is henceforth referred to as MWS.

On December 14, 2007, First Uranium issued 6.1 million shares to Waterpan Mining Consortium (Waterpan) completing the purchase of the remaining 10% interest in EMC (the Waterpan transaction) as contemplated in the Corporation's initial public offering in December 2006 (the Offering) and as disclosed in the Offering documents and in the annual consolidated financial statements for the year ended March 31, 2007 and the interim consolidated financial statements for the three months ended June 30, 2007, September 30, 2007 and December 31, 2007. This transaction resulted in EMC becoming wholly owned by First Uranium. First Uranium and Waterpan collaborated to effect this transaction considering the terms of the Offering and, as such, the acquisition of the remaining 10% interest in EMC is accounted for under Canadian generally accepted accounting principles (Canadian GAAP) as a continuity of interests.

All amounts in these financial statements are in US$, except where otherwise indicated.

1.1 Investment in subsidiaries

1.2 Basis of preparation

The consolidated financial statements have been prepared by First Uranium in accordance with Canadian GAAP.

Consolidated financial statements

The acquisition by First Uranium of shareholdings in FUSA and EMC are accounted for under Canadian GAAP as a continuity of interests. Certain adjustments have been reflected in the financial statements to reflect the reorganization pursuant to which First Uranium acquired 100% of FUSA and 100% of EMC.

Acquisition from entities under common control

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory.

The assets and liabilities acquired in a business combination under common control are recognized at the carrying amounts recognized previously in the Corporation's controlling shareholder, Simmer & Jack Mines, Limited's (Simmer & Jack), consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 Consolidation

The consolidated financial statements include the accounts of First Uranium and all of its subsidiaries (including special purpose entities/variable interest entities). All significant inter company balances and transactions are eliminated on consolidation.

2.2 Subsidiaries

A subsidiary is an entity which is controlled by the Corporation. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of First Uranium and its subsidiaries after eliminating inter company balances and transactions.

2.3 Use of estimates

The preparation of these consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, goodwill estimation of future site restoration costs and future income taxes, and classification of current portion of long term debt. Financial results as determined by actual events could differ from those estimated.

2.4 Foreign currency translation

Items included in the financial statements of each entity in the Corporation are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (the functional currency).

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of operations and deficit, and comprehensive loss.

The translated amounts are of a foreign entity where its subsidiaries are accounted for as integrated foreign operations and as such, the translation to US$ was made using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated in US$ at the year-end exchange rates, while non-monetary items are translated at the exchange rate in effect at the transaction dates. Revenue and expense items are translated at the exchange rates in effect on the date of the transaction. Exchange gains and losses resulting from the translation of these amounts are included in the consolidated statements of operations and deficit, and comprehensive loss.

2.5 Property, plant and equipment

The cost of an item of property, plant and equipment is recognized as an asset when:

- it is probable that future economic benefits associated with the item will flow to the Corporation; and
- the cost of the item can be measured reliably.

Costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service it. If a replacement cost is recognized in the carrying amount of an item of property, plant and equipment, the carrying amount of the replaced part is derecognized.

Property, plant and equipment are carried at cost less accumulated amortization and any impairment losses.

Amortization is provided on all property, plant and equipment other than freehold land, to write down the cost, less residual value, over their useful lives as follows:

Item	Average useful life
Item Buildings Plant and equipment Office furniture and equipment Motor vehicles Computer equipment and software	**Average useful life** Life of mine – straight line Life of mine – units-of-production 6 years – straight-line 5 years – straight-line 3 years – straight-line
Mining assets • Mining assets are stated at cost, less accumulated amortization and impairments. • All separately identifiable equipment is amortized over the estimated useful life of the asset. • Amortization is first charged on new mining ventures from the date on which production reaches commercial quantities.	Life of mine
Mine Infrastructure • Mine infrastructure costs include expenditures incurred to develop new ore bodies, to define further mineralization in existing ore bodies and to expand the capacity of a mine. Cost includes pre-production expenditures incurred during the development of the mine to the extent it provides access to gold and uranium bearing deposits and have future economic benefit. Cost also includes borrowing costs capitalized during the construction period where such costs are financed by borrowings. • Mine infrastructure costs are amortized using the units-of-production method, based on proven and probable reserves. These reserves are reassessed annually.	Proven and probable reserves
Mining rights • The cost of acquiring mining rights are capitalized and amortized over the mining period awarded by the Department of Minerals and Energy (DME) to the Corporation for the respective mining right. If the mining right period exceeds the estimated life of mine, then the amortization period is limited to the life of mine.	Mining period as per licence – straight-line

Exploration costs incurred to the date of establishing that a property has mineral reserves, which have the potential of being economically recoverable, are expensed. Exploration and development expenses incurred subsequent to this date are capitalized. If the project becomes feasible, the costs are amortized over the life of the mine. If the project is stopped, the costs are written off immediately.

Once a development mineral property goes into commercial production, the property is classified as "Producing" and the accumulated costs are amortized over the estimated recoverable reserves in the current mine plan using a unit-of-production basis. Commercial production occurs when the operation has reached a steady state of production.

Costs associated with start-up activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Corporation is ready to commence service. Any revenues earned during this period are recorded as a reduction in deferred start-up costs. These costs are amortized using the units-of-production method over the life of the mine, commencing on the date of commercial service.

The amortization charge for each period is recognized in earnings or loss unless it is included in the carrying amount of another asset.

2.6 Capitalization of interest

Net interest costs incurred during the development, construction and start-up phase of major projects are capitalized.

2.7 Asset retirement obligations

The Corporation recognizes the fair value of a future asset retirement obligation as a liability in the year in which it incurs a legal obligation associated with the retirement of tangible long-lived assets resulting from the acquisition, construction, development, and/or normal use of the assets. The obligations are measured initially at fair value and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the statement of operations, deficit, and comprehensive income. Changes in the amount or timing of the underlying future cash flows are immediately recognized as an increase or decrease in the carrying amounts of the liability and related assets. These costs are amortized to the results of operations over the life of the asset.

The Corporation's activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.

2.8 Impairment of long-lived assets

The Corporation applies CICA Handbook Section 3063: Impairment of Long-Lived Assets which provides standards for the recognition, measurement and disclosure of impairment of long-lived assets including property, plant and equipment. Long-lived assets are assessed by management for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value and is charged to the results of operations. Fair value represents future undiscounted cash flows from an area of interest, including estimates of selling price and costs to develop and extract the mining assets.

2.9 Future income and mining taxes

The Corporation utilizes the asset and liability method of accounting for income and mining taxes. Under the asset and liability method, future income and mining tax assets are recognized for the future tax consequences attributable to differences between the consolidated financial statements' carrying amounts of existing assets and liabilities and their respective tax bases, reduced by a valuation allowance to reflect the recoverability of any future income tax asset. Future income and mining tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future income and mining tax assets and liabilities of a change in tax rates is recognized in income in the year the enactment or substantive enactment occurs.

2.10 Stock-based compensation

The Corporation has a stock-based compensation plan which is described in Note 14. The Corporation accounts for all stock-based payments under the fair value based method.

Under the fair value based method, stock-based compensation cost is measured at fair value at the grant date and recognized in earnings on a straight-line basis over the relevant vesting period. The counterpart is recognized in contributed surplus. Upon the exercise of a stock option, share capital is recorded at the sum of the proceeds received and the related amount of contributed surplus. The fair value previously recognized in earnings relating to forfeited stock options is debited to contributed surplus and credited to the statement of operations and deficit, and comprehensive loss.

2.11 Interest recognition

Interest income is recognized on a time proportion basis, taking account of the principal outstanding and the effective rate over the period of maturity, when it is determined that such income will accrue to the Corporation.

2.12 Leased assets

Leases of property, plant and equipment, where the Corporation has substantially all the risks and rewards of ownership, are classified as capital leases. Capital leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding obligations, net of finance charges, are included in other liabilities. The interest element of the installment is charged to the statement of operations and deficit, and comprehensive loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under capital leases are amortized over the shorter of the useful life of the asset or the lease term.

2.13 Inventories

Inventories include ore stockpiles, gold work-in-progress and spares and consumables, and are recorded at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of gold produced inventories include costs such as milling costs, mining costs and mine general and administration costs but exclude transport, refining and taxes. Net realizable value is determined with reference to current market prices. Stockpiles consist of ore to be processed through the processing plant. The stockpiles have been sampled and evaluated and are on surface. All ore is expected to be fully processed within the life of mine. Spares and consumable stores are valued at weighted average cost after appropriate impairment of redundant and slow moving items.

2.14 Revenue recognition

Revenue from sales is recognized when significant risks and rewards of title and ownership of the concentrate are transferred, and collection is reasonably assured.

2.15 Earnings or loss per share

Basic earnings or loss per share is computed by dividing earnings or loss available to common shareholders by the weighted average number of common shares outstanding during the period. The treasury stock method is used to calculate diluted earnings or loss per share. Diluted earnings or loss per share is similar to basic earnings or loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that stock options with an average market price for the period greater than their exercise price are exercised and the proceeds used to repurchase common shares. In applying the treasury stock method, options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted earnings or loss per share, as the effect is anti-dilutive.

For convertible securities that may be settled in cash or shares at the holder's option the more dilutive of cash settlement and share settlement is used in computing diluted earnings or loss per share. Where the exchange price of the convertible securities is greater than the common share price, their impact on the diluted earnings or loss per share is excluded from the calculation, as they are considered anti-dilutive.

2.16 Financial instruments

Transaction costs for financial assets and financial liabilities
For a financial asset or financial liability classified other than as held-for-trading, the Corporation has added the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability to the fair value of that asset or liability established at the recognition of that asset or liability.

2.17 Comparative Figures

Certain 2007 comparative figures have been reclassified to conform to the presentation adopted in 2008.

3. CHANGES IN ACCOUNTING POLICIES

Effective April 1, 2007, the Corporation adopted two new accounting standards that were issued by the Canadian Institute of Chartered Accountants (CICA):

- Handbook Section 1530 – Comprehensive Income
- Handbook Section 3855 – Financial Instruments – Recognition and Measurement

As provided under the standards, the comparative consolidated financial statements have not been restated. There were no transitional effects and as a result no adjustments have been recorded to deficit as at April 1, 2007.

Section 1530 – Comprehensive Income

This section describes the reporting and disclosure standards with respect to comprehensive income and its components. Comprehensive income or loss consists of changes in the equity of the Corporation from sources other than the Corporation's shareholders, and includes earnings or losses of the Corporation, the foreign currency translation adjustment relating to self sustaining foreign operations and unrealized gains and losses on changes in fair values of available-for-sale assets and effective cash flow hedging instruments. Other comprehensive income or loss comprises revenues, expenses and gains and losses that are recognized in comprehensive income or loss but are excluded from earnings or losses for the year. This change in accounting policy had no effect on the consolidated financial statements of First Uranium.

Section 3855 – Financial Instruments – Recognition and Measurement

This section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the consolidated balance sheet when the Corporation becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition, except for certain related party transactions. Fair value is the amount at which an item could be exchanged between willing parties. Measurement in subsequent periods depends on whether the financial instruments have been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

The Corporation designated certain financial assets and financial liabilities and adopted the following new accounting policies:

Cash and cash equivalents
Cash and cash equivalents are classified as "assets available-for-sale" and are measured at fair value at each balance sheet date. Any changes in fair value are recognized in Other comprehensive income in the period in which the change arises. Fair value is calculated using published price quotations in an active market, where applicable. The carrying amounts for cash and cash equivalents at March 31, 2008 approximated their fair values because of their short terms of maturity; no adjustments were made to the opening values.

Accounts receivable and receivables from related parties
These assets are classified as "loans and receivables" and are recorded at amortized cost, which upon their initial measurement is equal to their fair value. Subsequent measurements are recorded at amortized cost using the effective interest rate method. The carrying amounts for these assets as at March 31, 2008 approximated their fair values because of their short terms of maturity; no adjustments were made to the opening values.

Asset retirement funds
Asset retirement funds are classified as "assets available-for-sale" and are measured at fair value at each balance sheet date. Any changes in fair value are recognized in Other comprehensive income in the period in which the change arises. Fair value is calculated using the quoted prices of equities in an active market, with interest and dividends recognized in net income. Any equities without market quotes are carried using the cost method. The carrying values for the asset retirement funds as at March 31, 2008 approximated their fair values; no adjustments were made to the opening values.

Accounts payable and accrued liabilities and payable to related parties
These liabilities are classified as "other financial liabilities" and are initially measured at their fair values. Subsequent measurements are recorded at amortized cost using the effective interest rate method. The carrying values for these liabilities as at March 31, 2008 approximated their fair values; no adjustments were made to the opening values.

Senior unsecured convertible debentures
The sum of the carrying amounts assigned to the liability and equity components of the convertible debentures on initial recognition is always equal to the carrying amount that would be ascribed to the instrument as a whole. The debt portion is recorded at fair value on initial recognition and subsequently accreted over the life of the convertible debentures. No gain or loss arises from recognizing and presenting the components of the instrument separately. The relative fair value method is used to determine the value of the option directly either by reference to the fair value of a similar option, if one exists, or by using an option pricing model. The value determined for each component is then adjusted on a pro rata basis to the extent necessary to ensure that the sum of the carrying amounts assigned to the components equals the amount of the consideration received for the convertible debentures.

Section 1506 - Accounting Changes

In July 2006, the CICA issued a new version of Section 1506 of the CICA Handbook, "Accounting Changes". This new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. This new section was adopted by the Corporation on January 1, 2007 and had no impact on the Corporation's results.

Accounting policy choice for transaction costs
On June 1, 2007, CICA Emerging Issues Committee issued Abstract no. 166, "Accounting Policy Choice for Transaction Costs" (EIC 166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. EIC 166 requires retroactive application to all transaction costs accounted for in accordance with Section 3855. The current recognition policy for transaction costs is consistent with this guidance.

On December 1, 2007, the CICA issued the following new accounting standards which became effective for interim periods beginning on or after October 1, 2007:

Section 1535 - Capital disclosures
This section establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure of the entity's objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. The Corporation has included disclosures recommended by Section 1535 in Note 22.

Section 3862 - Financial instruments - disclosures
This section describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risk arising from financial instruments to which the entity is exposed and how the entity manages those risks. The Corporation has included disclosures recommended by Section 3862 in Note 23.

Section 3863 - Financial instruments - presentation
This section establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirement of Section 3861, "Financial Instruments – Disclosure and Presentation". The Corporation has included disclosures recommended by Section 3863 in Note 23.

Future accounting standards

The CICA issued the following amendments to the accounting standards for periods beginning on or after January 1, 2008:

General standards on financial statement presentation
Section 1400 "General standards on financial statement presentation" has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The Corporation does not expect the adoption of these changes effective January 1, 2008, to have an impact on its consolidated financial statements.

Inventories
Section 3031 "Inventories" provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign cost to inventories. The Corporation does not expect the adoption of these changes effective January 1, 2008, to have an impact on its consolidated financial statements.

Goodwill and intangible assets
Section 3064, "Goodwill and intangible assets" establishes revised standards for recognition measurement, presentation and disclosure of goodwill and intangibles assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, "Revenues and expenses during the pre-operating period". As a result of the withdrawal of EIC 27, the Corporation will no longer be able to defer costs and revenues incurred prior to commercial production at new operations. This is effective for periods beginning on or after January 1, 2009.

4. BUSINESS ACQUISITION

Acquisition of Mine Waste Solutions (Proprietary) Limited

First Uranium, through its wholly owned subsidiary, FUSA, acquired all of the issued and outstanding shares of MWS. MWS owns and operates an existing gold mine tailings and re-processing facility adjacent to First Uranium's Buffelsfontein Tailings Recovery Project in South Africa.

The MWS acquisition closed on June 6, 2007 (effective date of acquisition), at which point First Uranium assumed management control of MWS.

A total consideration of $32.3 million was paid for the MWS acquisition in the form of an issuance of 3.1 million First Uranium common shares valued at $31.6 million and $0.7 million in cash for transaction costs.

The acquisition was accounted for by the purchase method of accounting and the allocation of fair value to the assets acquired and liabilities assumed as at June 6, 2007 was:

	Book value	Fair value adjustments	Fair value
	US$'000	US$'000	US$'000
Current assets	4,608	-	4,608
Asset retirement fund	1,950	-	1,950
Property, plant and equipment	5,226	35,204	40,430
Total assets acquired	11,784	35,204	46,988
Current liabilities	1,476	-	1,476
Lease obligations	28	-	28
Asset retirement obligation	2,777	-	2,777
Future tax liability	236	10,209	10,445
Total liabilities assumed	4,517	10,209	14,726
Net assets acquired	7,267	24,995	32,262

Current assets include cash and cash equivalents of $2.0 million (see Note 20.5).

The excess of the purchase consideration over the net book value of MWS was attributed to the Tailings for processing of $29.6 million and $5.6 million adjustment of the fair value of property, plant and equipment obtained with the MWS acquisition less the related future tax liability arising on these assets.

5. ACCOUNTS RECEIVABLE

	2008	2007
	US$'000	US$'000
Trade receivables	3,100	99
Value Added Tax and Goods and Services Tax	6,538	1,463
Prepayments and advances	80	144
Deposits and guarantees	2	7
	9,720	1,713

6. INVENTORIES

	2008	2007
	US$'000	US$'000
Gold work-in-progress	514	-
Spares and consumables	1,550	292
Stockpiles	744	-
	2,808	292

7. PROPERTY, PLANT AND EQUIPMENT

March 31, 2008	Cost US$'000	Accumulated amortization US$'000	Net carrying amount US$'000
Land and buildings	1,616	(44)	1,572
Mine infrastructure	81,642	(143)	81,499
Mining assets	17,922	-	17,922
Tailings for processing	29,642	(1,197)	28,445
Mining rights	55	-	55
Plant and equipment	72,228	(139)	72,089
Exploration	1,010	-	1,010
Motor vehicles	1,080	(101)	979
Office furniture and equipment	517	(38)	479
Computer equipment and software	729	(129)	600
Total	206,441	(1,791)	204,650

March 31, 2007	Cost US$'000	Accumulated amortization US$'000	Net carrying amount US$'000
Land and buildings	863	-	863
Mine infrastructure	3,710	-	3,710
Mining assets	16,942	-	16,942
Mining rights	13	-	13
Plant and equipment	9,000	-	9,000
Motor vehicles	179	(8)	171
Office furniture and equipment	56	(1)	55
Computer equipment and software	205	(5)	200
Total	30,968	(14)	30,954

Included in the above are mining related assets with a net carrying amount of $124.6 million (March 31, 2007 $29.0 million) related to the Ezulwini Mine and $43.9 million (March 31, 2007: $0.8 million) related to MWS.

As at March 31, 2008 all property, plant and equipment were owned by the Corporation, except for motor vehicles with a net carrying amount of $0.02 million, which are held under capitalized lease contracts.

Ezulwini Mine

The Ezulwini Mine project involves the recommissioning of an underground uranium and gold mining operation located on the outskirts of the town of Westonaria in Gauteng Province, South Africa. The Corporation has been in the process of ramping up underground production. The development of the Ezulwini Mine includes the rehabilitation and re-engineering of the main mine shaft through the installation of a floating steel tower, de-stressing the area where the shaft pillar intersects the shaft barrel, and the construction of uranium and gold processing facilities.

EMC purchased certain surface and underground assets relating to the Ezulwini Mine for a total consideration of $7.8 million, effective December 22, 2006.

As part of the Ezulwini acquisition, the related environmental rehabilitation trust fund amounting to $2.7 million (see Note 8, Asset retirement funds) was transferred into the Ezulwini trust fund and EMC took over the related environmental rehabilitation provision of $5.1 million (see Note 12, Asset retirement obligations), as determined by the DME. The difference of $2.4 million between the environmental rehabilitation trust fund and the environmental rehabilitation provision has been capitalized as part of mining infrastructure.

On December 8, 2006, the Ezulwini mining right was awarded to Simmer & Jack by the DME. On December 20, 2006, EMC and Simmer & Jack entered into an agreement (the Ezulwini Mining Right Agreement), pursuant to which Simmer & Jack agreed to take all necessary steps to obtain all ministerial approvals in order to effect the transfer of the Ezulwini mining right from Simmer & Jack to EMC. On March 20, 2008, the DME accepted Simmer & Jack's application to cede the Ezulwini mining right from Simmer & Jack to EMC.

MWS

MWS is a uranium and gold tailings recovery operation located in the western portion of the Witwatersrand Basin. With the MWS acquisition (see Note 4), the Corporation acquired an existing operating gold mine tailings re-processing facility and an historic uranium plant, adjacent to the Buffelsfontein property, where the Buffelsfontein Tailings are now being treated. The Corporation commissioned the pump station and a pipeline between the MWS property and the Buffelsfontein property during December 2007 and hydraulic mining of the Buffelsfontein Tailings commenced.

During December 2006, FUSA entered into an agreement to acquire surface tailings from Buffelsfontein Gold Mines Limited (BGM), a subsidiary of Simmer & Jack (the Buffelsfontein Tailings and Rights Agreement). It was originally contemplated that the transaction would be recognized on the satisfaction of the conditions precedent in the Buffelsfontein Tailings and Rights Agreement. While the conditions have not yet been satisfied, MWS commenced processing the material from the Buffelsfontein Tailings in December 2007. All the benefits thereof accrued to MWS, and consequently, MWS assumed the asset retirement obligation related to the Buffelsfontein Tailings (see Note 12, Asset retirement obligations). The corresponding asset of $10.2 million associated with the Buffelsfontein Tailings is capitalized as part of tailings for processing and amortized over the estimated life of the Buffelsfontein Tailings.

8. ASSET RETIREMENT FUNDS

	2008 US$'000	2007 US$'000
Balance, beginning of the year	**2,791**	-
Trust fund assumed on acquisition of Ezulwini Mine	**-**	2,686
Trust fund assumed on acquisition of MWS (see Note 4)	**1,950**	-
Investment income	**194**	82
Contributions in respect of investment funds	**109**	103
Costs incurred	**-**	(80)
Foreign exchange differences	**(197)**	-
Balance, end of the year	**4,847**	2,791

The asset retirement funds, consisting of environmental rehabilitation trust funds under the Corporation's control are to be used to fund the respective mining operation's rehabilitation liabilities. Funds in the trust consist primarily of cash held in interest-bearing accounts, as well as investment funds which consist of a combination of South African effective trusts. An accredited South African financial institution manages the trust funds under the direction of the trustees. The trust deed limits the trustees' investments to institutions and investment vehicles as referred to in section 37A of the South African Income Tax Act. Trust funds can only be drawn for rehabilitation purposes.

9. GUARANTEES

The following guarantees have been issued:

To	Regarding	Guarantee value US$'000
DME	Ezulwini environmental rehabilitation provision	**4,585**
Murray and Roberts Cementation (Pty) Ltd	Ezulwini shaft rehabilitation project	**1,220**
Eskom Holdings Ltd	Electricity accounts	**1,037**

The Ezulwini rehabilitation trust funds included in the asset retirement funds (see Note 8) have been pledged as security against all of the above guarantees. These guarantees are reviewed and renewed on an annual basis. The guarantee concerning the Murray and Roberts Cementation (Pty) Ltd will be terminated once the shaft rehabilitation project is complete.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2008 US$'000	2007 US$'000
Trade payables	**17,664**	5,302
Accruals	**6,639**	400
	24,303	5,702

The trade payables primarily relate to capital expenditure of $8.7 million and $0.7 million at the Ezulwini Mine and MWS, respectively.

SENIOR UNSECURED CONVERTIBLE DEBENTURES

On May 3, 2007 First Uranium issued senior unsecured convertible debentures (the Debentures) in denominations of $1,000 Canadian dollars (Cdn$) in the principal amount of $135.1 million (Cdn$150 million). The interest rate on the Debentures is 4.25% per annum. The Debentures pay interest semi-annually in arrears on June 30 and December 31 and have a maturity date of June 30, 2012. The Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at an exchange price of Cdn$16.42 per share.

The Debentures may not be redeemed by the Corporation prior to June 30, 2010. On or after June 30, 2010 and prior to the maturity date, the Debentures may be redeemed by the Corporation, in whole or in part from time to time, provided that the weighted average trading price of the common shares on the TSX for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 130% of the exchange price of Cdn$16.42 per share.

First Uranium has the option, subject to regulatory approval, to satisfy its obligations to repay the principal amount of the Debentures on redemption or at maturity by issuing and delivering that number of its freely tradable common shares obtained by dividing the principal amount of the Debentures by 95% of the weighted average trading price of its common shares on the TSX for the 20 consecutive trading days ending five trading days before the date fixed for the redemption or maturity.

The equity component of the Debentures was valued on issuance at $46.5 million which is recorded as a separate component of shareholders' equity. The conversion option was valued using the Black-Scholes pricing model with the following assumptions: Expected dividend yield, 0%; expected volatility, 56%; risk-free interest rate of 4.2% and expected life of five years.

The liability component of the Debentures is being accreted such that the liability at maturity will equal the gross proceeds of $135.1 million (Cdn$150 million) less conversions. The amounts accreted during the year ended March 31, 2008 was $8.5 million (March 31 2007: $nil). The cost of issuing the Debentures amounted to $4.5 million.

As at March 31, 2008, no portion of the Debenture had been converted. Interest paid and accrued for the year ended March 31, 2008 amounted to $4.2 million and $1.6 million, respectively.

12. ASSET RETIREMENT OBLIGATIONS

	2008 US$'000	2007 US$'000
Balance, beginning of the year	5,377	-
Provision assumed on acquisition of the Ezulwini Mine	-	5,133
Provision assumed on acquisition of MWS (see Note 4)	2,777	-
Provision recognized with commencement of processing the Buffelsfontein Tailings	10,162	-
Accretion expense	896	244
Rehabilitation expenditure incurred	(1,841)	-
Additional rehabilitation provision on MWS	2,530	-
Balance, end of the year	19,901	5,377

The following are the key assumptions used during the year:

	2008 ZAR'000	2007 ZAR'000
Gross amount of estimated cash flows - Ezulwini Mine	40,495	23,206
Gross amount of estimated cash flows - MWS	178,195	-
Number of years over which cash flows will occur:		
- Ezulwini Mine	26	19
- MWS	25	-
First Uranium credit-adjusted risk free rate	9%	8%
South African inflation rate assumed	6%	6%

The environmental rehabilitation provision assumed by EMC as part of the acquisition of the Ezulwini assets was determined by the DME as at November 2006. During March 2008 an independent review was performed by Johan Fourie & Associates on the Ezulwini assets relating to environmental rehabilitation provision that confirmed the current cost estimate of the provision at March 31, 2008 was sufficient.

The environmental rehabilitation provision assumed as part of the MWS acquisition is to be partly funded by its environmental rehabilitation trust fund (see Note 8). During March 2008, an independent valuation of the environmental rehabilitation provision was completed by GCS (Proprietary) Limited, a water environmental engineering and science consultancy company. The provision was based on the estimated cost to rehabilitate the mine.

The environmental rehabilitation provision associated with the Buffelsfontein Tailings was recognized with the commencement of the hydraulic mining of the Buffelsfontein Tailings in December 2007. Management estimated the respective environmental rehabilitation provision assumed at $10.2 million (see Note 7).

13. SHARE CAPITAL

	Number of shares			
Common shares	**2008 '000**	**2007 '000**	**2008 US$'000**	**2007 US$'000**
Balance, beginning of the year	**121,686**	87,536	**206,726**	4,176
Shares issued in public or private offering	**-**	33,350	**-**	201,795
Shares issued in respect of acquisition (see Note 4)	**3,094**	-	**31,557**	-
Shares issued pursuant to the Waterpan transaction (see Note 1)	**6,141**	-	**-**	-
Exercise of stock options	**153**	800	**1,063**	728
Contributed surplus relating to stock options exercised	**-**	-	**642**	27
	131,074	121,686	**239,988**	206,726
Less: Share issue costs	**-**	-	**(24,053)**	(24,053)
Balance, end of the year	**131,074**	121,686	**215,935**	182,673

Authorized
The authorized share capital of First Uranium consists of an unlimited number of common shares.

Issued and outstanding
On June 1, 2006, 800,000 stock options were exercised for proceeds of $0.7 million.

During December 2006, First Uranium issued 33.35 million shares pursuant to the Offering at Cdn$7 per share for gross proceeds of $201.8 million;

On June 6, 2007, First Uranium issued 3.1 million shares valued at $31.6 million relating to the acquisition of MWS (see Note 4).

On December 14, 2007, First Uranium issued 6.1 million shares pursuant to the Offering (see Note 1).

During the year ended March 31, 2008, 153,001 stock options were exercised, at an exercise price of Cdn$7 per share.

14. CONTRIBUTED SURPLUS – STOCK-BASED COMPENSATION

The Corporation maintains a stock option plan (the Option Plan) for employees, officers, directors and for certain consultants who provide ongoing support to First Uranium and its subsidiaries. Under the Option Plan, options typically are granted for a period of up to ten years following the date of grant. The amounts granted reflect the level of responsibility of the particular optionee and his or her contributions to First Uranium.

The Board of Directors has discretion to set the terms of any vesting schedule of each option granted. Except in specified circumstances, stock options are not assignable and non-transferable and terminate 90 days after the optionee ceases to be employed or associated with First Uranium.

The terms of the Option Plan further provide that the price at which shares may be issued under the Option Plan shall not be less than the volume weighted average trading price of the shares on the TSX for the five trading days immediately preceding the day the option is granted.

The following table details the movements of contributed surplus during the year:

	2008 US$'000	2007 US$'000
Balance, beginning of the year	**2,460**	27
Transfer to share capital relating to stock options exercised	**(642)**	(27)
Stock options vesting expense recognised during the year	**6,039**	2,460
Stock options forfeited during the year	**(849)**	-
Balance, end of the year	**7,008**	2,460

Assumptions

The fair value of shares used to calculate the compensation expense was determined using the share price on the grant date and was adjusted for the probability of the recipients remaining employed or associated with the Corporation until the vesting date.

During the year ended March 31, 2008, the fair values of the stock options were estimated using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield - 0% (March 31, 2007: 0%)
Expected volatility of the Corporation's share price ranged between 56% and 66.7% (March 31, 2007: 85%).
Risk-free interest rate ranged between 3.84% and 4.81% (March 31, 2007: 3.90%).
Expected life - 3 years (March 31, 2007: 3 years)

During the year ended March 31, 2008, 2,551,433 stock options were granted for a period of ten years following the date of the grant and are subject to vesting within two years from the date of grant. The fair value of the stock options granted during the year ended March 31, 2008 was Cdn$9.4 million. The weighted average fair value of each stock option granted was Cdn$3.70 per share.

The following table is a summary of the Corporation's options granted under its stock-based compensation plan:

	Number of options		Weighted average exercise price (Cdn$)	
	2008	2007	2008	2007
Outstanding options, beginning of year	**1,223,001**	800,000	**7.30**	1.00
Granted during the year	**2,551,433**	1,223,001	**9.02**	7.30
Exercised during the year	**(153,001)**	(800,000)	**(7.00)**	(1.00)
Forfeited during the year	**(182,477)**	-	**(7.56)**	-
Outstanding options, end of year	**3,438,956**	1,223,001	**9.13**	7.30

The stock-based compensation expense recognized in the statements of operations and deficit and comprehensive loss was $5.0 million (March 31, 2007: $2.5 million). During the year ended March 31, 2008 $0.2 million stock-based compensation was capitalized to the projects (March 31 2007: $nil). As at March 31, 2008, the aggregate unexpensed fair value of unvested stock options granted amounted to $5.8 million (March 31, 2007: $2.9 million).

The following table summarizes information about First Uranium's outstanding stock options as at March 31, 2008:

	Options outstanding			Options exercisable		
Exercise price ranges Cdn$	**Number of options outstanding**	**Weighted average remaining life (years)**	**Weighted average exercise price (Cdn$)**	**Number of options exercisable**	**Weighted average remaining life (years)**	**Weighted average exercise price (Cdn$)**
7.00 to 8.99	3,057,670	9.58	8.83	1,263,387	9.42	8.09
9.00 to 11.99	321,286	9.45	11.31	152,475	9.32	10.12
12.00 to 13.99	60,000	9.17	12.87	20,000	9.17	12.87
	3,438,956	**9.56**	**9.13**	**1,435,862**	**9.40**	**8.37**

15. CONTRIBUTION FROM PARENT

	2008 US$'000	2007 US$'000
Balance, beginning of year	-	-
Stock-based compensation relating to parent	153	-
Balance, end of year	153	-

These contributions represent the stock-based compensation relating to stock options granted under the Simmer & Jack stock option scheme to individuals that were previously employed by Simmer & Jack and that got transferred to First Uranium during the year. During the year ended March 31, 2008, 7.6 million Simmer & Jack stock options were granted to these employees. The weighted average fair value of the Simmer and Jack options assumed was ZAR4.3 per stock option. The fair value of these stock options was ZAR22 million ($2.8 million).

The fair values of the stock options were estimated using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield - 0%
Expected volatility of Simmer & Jack's share price ranged between 56% and 90%.
Risk-free interest rate ranged between 8.98% and 10.02%
Expected life - 6 years
Vesting period - 3 years

16. TAXATION

Provision for income taxes
The reconciliation of income taxes attributable to operations computed at the statutory tax rates to income tax recovery, using a Canadian statutory tax rate of 35.47% for the year ended March 31, 2008 (March 31, 2007: 36.12%), is as follows:

	2008 US$'000	2007 US$'000
Loss before income taxes	(21,381)	(7,907)
Income tax recovery at statutory rate	7,584	(2,864)
Difference between Canadian rates and foreign jurisdiction	(636)	130
Change in valuation allowance	5,322	3,536
Adjustment for future tax rate difference	(2,716)	(612)
Non-taxable items	(10,398)	(211)
Other	(122)	-
Income tax charge	(966)	(21)

Future income tax assets

	2008 US$'000	2007 US$'000
Property, plant and equipment	4	-
Non-capital loss carry-forwards	5,684	1,602
Share issue costs	6,697	6,629
Foreign resource expenses	1,102	1,099
Foreign exchange	6,040	850
	19,527	10,180
Less: Valuation allowance	(19,527)	(10,180)
	-	-

Future income tax liabilities

	2008 US$'000	2007 US$'000
Property, plant and equipment	(10,649)	-
	(10,649)	-

As at March 31, 2008, the Corporation had non-capital losses of approximately $7.1 million (March 31, 2007: $4.9 million) in Canada that may be applied against earnings in future years. These losses are expected to expire between 2026 and 2028. The Corporation had non-capital losses of approximately $12.3 million (March 31, 2007: $1.5 million) in South Africa that may be applied against earnings in future years, unlimited.

Due to uncertainties in the Corporation's ability to utilize its net operating losses in all of its operations, the Corporation has provided a valuation allowance against those future tax assets for which uncertainty exist.

17. OTHER INCOME

	2008 US$'000	2007 US$'000
Sludge pumping income	1,929	27
Rental income	503	-
Scrap sales	242	-
Other income	64	-
	2,738	27

18. FOREIGN EXCHANGE LOSSES

	2008 US$'000	2007 US$'000
Foreign exchange losses	(2,611)	(4,612)

The foreign exchange losses on translation during the year ended March 31, 2008 reflect the overall strengthening of the Cdn$ against the US$ and the overall weakening of the ZAR against both the Cdn$ and US$.

19. BASIC AND DILUTED LOSS PER COMMON SHARE

	2008	2007
Basic and diluted loss per share of (US$)	(0.18)	(0.08)
is calculated based on loss for the year of (US$'000)	(22,347)	(7,928)
and a weighted average number of common shares outstanding of ('000)	126,096	97,522

For the years ended March 31, 2008 and 2007, the impact of outstanding share options was excluded from the diluted common shares calculation because it was anti-dilutive for earnings per share purposes.

The impact of the Debentures issued on May 3, 2007, has been excluded from the diluted common shares computation because it was anti-dilutive for earnings per share purposes.

20. NOTES TO THE CONSOLDATED STATEMENTS OF CASH FLOWS

20.1 Non-cash interest income

	2008 US$'000	2007 US$'000
Total interest income	14,847	3,433
Add back: Cash interest income	(14,653)	(2,767)
	194	666

Non-cash interest expense

	2008 US$'000	2007 US$'000
Total interest expense	**(5,782)**	(162)
Add back: Cash interest paid	**4,203**	-
	(1,579)	(162)

20.3 Decrease (increase) in net receivables from/payable to related parties

	2008 US$'000	2007 US$'000
Decrease (increase) in receivables from related parties	**6,763**	(4,033)
Increase (decrease) in payable to related parties	**541**	(5,300)
Add back:		
- Interest income accrued on accounts receivable	**-**	583
- Interest expense accrued on accounts payable	**-**	(1,130)
	7,304	(9,880)

20.4 Additions to property, plant and equipment

	2008 US$'000	2007 US$'000
Total additions to property, plant and equipment	**(140,541)**	(30,968)
Add back:		
Asset associated with MWS (no cash outflow)	**5,493**	-
Capital expenditure included in Trade payables	**9,386**	3,282
Assets associated to the Asset rehabilitation obligation	**12,692**	2,447
Stock-based compensation included in Property, plant and equipment (see Note 14)	**219**	-
Capitalized interest	**-**	969
	(112,751)	(24,270)

20.5 Net cash movement on acquisition of MWS

	2008 US$'000	2007 US$'000
Cash and cash equivalents taken over on date of acquisition	**1,953**	-
Less: Expenses related to MWS acquisition	**705**	-
	1,248	-

20.6 Supplementary information with respect to the consolidated statements of cash flows

Non-cash investing and financing activities include the following:

	2008 US$'000	2007 US$'000
Buffelsfontein Tailings acquired with commencement of processing (see Note 7)	**10,162**	-
Shares issued with the acquisition of MWS (see Note 13)	**31,557**	-

21. COMMITMENTS

Lease agreement

The Corporation has an operating lease agreement which expires on May 31, 2012. The total rent expense charged under this agreement was $69,125 (March 31, 2007: $nil).

Minimum lease payments under the operating lease in effect through 2013 are as follows:

	US$'000
Year 2009	91
Years 2010 to 2012	279
Year 2013	16
	386

Capital commitments

	2008 US$'000	2007 US$'000
Ezulwini Mine	**35,128**	14,836
MWS	**5,173**	-
Total contractual obligations	**40,301**	14,836

The capital commitments are payable within one year.

Toll treatment agreement

The Corporation entered into an agreement with a third party, commencing in January 2009, to calcine the ammonium diuranate (yellowcake) from First Uranium to produce uranium oxide packaged for dispatch to converters. Either party may terminate the agreement on 18 months notice. The third party calciner will construct a plant with one half of the capacity of the plant to be dedicated for the processing of the First Uranium yellowcake and will acquire a road tanker to transport the yellowcake from the First Uranium operations to the calciner's operations. First Uranium will pay one-half of the construction cost of the calcining plant up to a maximum of $1.8 million and one half of the cost of the tanker (together referred to as the Loan). The Loan will be effective as of January 5, 2009 and is to be repaid in monthly instalments over a seven year period commencing January 30, 2009. The Loan will bear interest equal to the prime overdraft rate as quoted by the South African Reserve Bank (SARB), plus 2% commencing on January 5, 2009.

Royalty agreements

On December 20, 2006, FUSA, Simmer & Jack and Aberdeen International Incorporated (Aberdeen) entered into an arrangement (the Aberdeen Arrangement) pursuant to which (i) Simmer & Jack confirmed that it will pay to Aberdeen the amount of any royalty owing to Aberdeen under the Aberdeen Loan Agreement in respect of gold produced from the tailings to be acquired by FUSA from BGM, pursuant to the Buffelsfontein Tailings and Rights Agreement, and (ii) FUSA confirmed that it will pay to Simmer & Jack, immediately prior to any payment contemplated in (i) above, an amount equal to the amount of any royalty payment to be made by Simmer & Jack to Aberdeen in respect of gold produced from the tailings to be acquired by FUSA from BGM, pursuant to the Buffelsfontein Tailings and Rights Agreement.

Pursuant to the Buffelsfontein Tailings and Rights Agreement dated December 20, 2006 among BGM, Simmer & Jack and FUSA, in consideration for the cession of the Buffelsfontein Tailings and Mining Right from BGM to FUSA, as well as certain servitudes, and the right to the tailings arising from future underground mining operations by BGM at the BGM Underground Mine, FUSA agreed to pay to BGM a royalty of 1%, plus value added tax of the gross revenue earned by FUSA from the sale of uranium, gold, sulphur and other minerals recovered from the processing of tailings acquired by FUSA from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement. When the Corporation purchased MWS in June 2007, the Corporation acquired an existing operating gold mine tailings re-processing facility and an historic uranium plant, adjacent to the Buffelsfontein property. The Corporation changed its plans for the Buffelsfontein Tailings Recovery Project such that the historical and future tailings from the Buffelsfontein mine would be transported to the MWS site and processed through the existing gold plant, and subject to their commissioning, through the planned uranium recovery plant and additional gold recovery facilities. A new agreement has subsequently been entered into between MWS, BGM and Simmer & Jack, that reflects the change in plans subsequent to the Offering with MWS assuming the obligations of FUSA under the original agreement. MWS has indemnified BGM against any tax liability incurred by BGM from the sale recorded on the basis that MWS has no liability unless the amount of any claim exceeds $2 million and then only in respect of any amounts in excess of $2 million.

In summary, as and when there is production from the Buffelsfontein Tailings acquired from BGM, pursuant to the Buffelsfontein Tailings and Rights Agreement, MWS will become liable to pay: (i) to Simmer & Jack, under the Aberdeen Arrangement Agreement, an amount equal to the royalty payable by Simmer & Jack to Aberdeen pursuant to the Aberdeen Agreement in respect of the tailings to be acquired from BGM, pursuant to the Buffelsfontein Tailings and Rights Agreement; and (ii) to BGM the above-mentioned 1% royalty, pursuant to the terms of the Buffelsfontein Tailings and Rights Agreement.

During December 2007, MWS commenced processing the Buffelsfontein Tailings and, as a result, MWS is now obligated to pay a royalty to BGM, pursuant to the Buffelsfontein Tailings and Rights Agreement and make other payments to Simmer & Jack pursuant to the Aberdeen Arrangement in respect of the metals recovered from the Buffelsfontein Tailings. The total royalties expensed amounted to $0.4 million.

22. CAPITAL MANAGEMENT

First Uranium's capital includes convertible debentures and shareholders' equity. The Corporation's objectives when managing shareholders' equity are to provide returns for shareholders and safeguard its ability to continue as a going concern. Mining is capital intensive and the Corporation strives to achieve lowest industry costs at all of its operations and meet cash flow requirements through internally generated cash flows.

The Corporation's current operations involve the re-opening and development of the Ezulwini Mine and the development of MWS. During December 2006, the Corporation raised $177.7 million net proceeds of sale of shares and is dependent on these funds to finance its current operations.

First Uranium intends to use the net proceeds from the issue of the Debentures raised in May 2007 to fund the Ezulwini Expansion Program which is designed to determine the potential for a possible expansion of the Ezulwini Mine; together with the balance of the net proceeds of the Offering, fund the development of the Ezulwini Mine and MWS and for general corporate purposes.

In order to carry out the planned development and exploration and pay for administrative costs, the Corporation plans to spend the capital raised to date, as well as its existing working capital and raise additional amounts as needed. The Corporation will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Corporation manages its capital structure and makes adjustments to it, based on the funds available to the Corporation, in order to support the development of its operations and the exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation's management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable.

There were no changes in the Corporation's approach to capital management during the year ended March 31, 2008. Neither the Corporation nor its subsidiaries is subject to externally imposed capital requirements.

23. FINANCIAL INSTRUMENTS

Financial risk factors
First Uranium's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates.

a) **Credit risk**
Credit risk is the risk of loss associated with a counter party's inability to fulfill its payment obligations. The Corporation's credit risk is primarily attributable to gold sales and value-added taxes receivable. The Corporation has a concentration of credit risk with one customer which is closely monitored by management. Value-added taxes receivable are collectable from the South African government. Management believes that the credit risk concentration with respect to financial instruments attributable to gold sales and value-added taxes receivable is remote.

In addition, the majority of the Corporation's cash and cash equivalents are on deposit with highly-rated financial institutions.

b) **Liquidity risk**
First Uranium has sufficient funds (March 31, 2008: $164.7 million; March 31, 2007: $138.9 million) to settle current and long term liabilities. The Corporation's accounts payable and accrued liabilities, as well as the payable to related party, have contractual maturities of less than 30 days and are subject to normal trade terms.

c) **Market risk**
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and gold prices.

i. **Interest rate risk**
First Uranium has significant cash balances and long-term debt, with the latter having a fixed rate of interest of 4.25% (see Note 11, Senior unsecured convertible debentures). The Corporation's current policy is to invest excess cash in short-term deposits in banks with which it keeps its bank accounts. The Corporation monitors the investments it makes and is satisfied with the credit ratings of its banks.

ii. **Foreign currency risk**
The Corporation's functional currency is the US$. The Corporation is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the US$ in relation to other currencies impact the fair value of financial assets, liabilities and operating results. The Corporation does not hedge its exposure to foreign currency exchange risk.

Certain short term financial liabilities are denominated in other currencies, predominantly Cdn$ and ZAR. The Corporation's operations are primarily in South Africa and as a result the Corporation has maintained significant cash and cash equivalents during the year in ZAR to meet these operation's short term liquidity requirements. Financial assets and liabilities subject to currency translation risk primarily include non-US$ cash and cash equivalents and the Debentures.

The SARB approval that was required in connection with the issue of the Debentures includes a condition that the Corporation transfers the net Debenture proceeds to bank accounts of the Corporation in South Africa and convert the funds to ZAR, by May 3, 2008. SARB has granted an extension in respect of Cdn$60 million of such funds pending consideration of an application by the Corporation to permit the funds to remain in Canada. As at March, 31 2008, the net proceeds from the issue of the Debentures were held in Canadian dollar denominated short-term deposits bearing interest at 4.85% per annum.

iii. **Price risk**
Gold price risk is defined as the potential adverse impact on earnings and economic value due to gold price movements and volatilities. The Corporation does not hedge its exposure to commodity price fluctuation risk.

Sensitivity analysis

The Corporation has designated its cash and cash equivalents as available-for-sale, which are measured at fair value. Financial instruments included in accounts receivable and receivables from related party are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and payable to related party are classified as other financial liabilities, which are measured at amortized cost.

Based on management's knowledge and experience of the financial markets, First Uranium believes the following movements are "reasonably possible" over a 12 month period.

As of March 31, 2008, management estimates that if interest rates had changed by 1%, assuming all other variables remained, constant, the impact to net loss would have been approximately $148,466.

Financial instruments that impact the Corporation's operations due to currency fluctuations include:
- Cdn$ denominated cash and cash equivalents, accounts receivable, loan to related party, accounts payable and accrued liabilities, and the debt portion of convertible debentures.
- ZAR denominated cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and payables to related party.

As at March 31, 2008, management estimates that if the foreign exchange rates had changed 10% against the US$ assuming all other variables remained constant, the impact on net loss would have been approximately as follows:

	US$'000
10% increase in value of Cdn$	**4,240**
10% decrease in value of Cdn$	**(4,240)**
10% increase in value of ZAR	**1,295**
10% decrease in value of ZAR	**(1,295)**

The Corporation's current exposure to price risk on the commodities in which it produces and sells is limited.

Fair value estimation

In assessing the fair value of other financial instruments, the Corporation uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.

The face values less any estimated credit adjustments for financial assets and financial liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Corporation for similar financial instruments.

As at March 31, 2008, the actual disclosed values of the financial instruments all approximate the fair values of these instruments.

24. RELATED PARTY TRANSACTIONS AND COMMITMENTS

Related party balances	2008 US$'000	2007 US$'000
First Uranium amount from Simmer & Jack	**-**	1,684
Loan to Chief Executive Officer	**978**	-
FUSA amount (to) from Simmer & Jack	**(541)**	5,079
Contribution from parent (see Note 15)	**(153)**	-

Related party transactions	2008 US$'000	2007 US$'000
Shared services fees to Simmer & Jack	**(2,258)**	(2,639)
Fees paid to empowerment company	**(222)**	(53)
Stock-based compensation to parent (see Note 15)	**(153)**	-
Royalties paid to BGM (see Note 21)	**(62)**	-
Capital purchase of asset from BGM	**(1,702)**	-
Interest paid to Simmer & Jack by EMC	**-**	(1,130)
Interest received from Simmer & Jack by FUSA	**-**	583
Interest received on loan to Chief Executive Officer	**15**	-

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the parties involved, having regard to prevailing market rates.

On December 20, 2006, First Uranium and Simmer & Jack entered into a shared services agreement (the Shared Services Agreement). Pursuant to the terms of the Shared Services Agreement, First Uranium may retain certain services to be provided by Simmer & Jack, including project management and technical services, cash management and investment services, accounting, treasury and financial services, corporate secretarial support and human resources and staffing services, including payroll and benefits administration, and such other services as may be required by First Uranium and which Simmer & Jack is able and willing to provide. The expenses for the year ended March 31, 2007 relates to such services received.

During the year ended March 31, 2008, $1.4 million (March 31, 2007: $0.6 million) of the fees to Simmer & Jack pursuant to the Shared Services Agreement were expensed and $0.9 million (March 31, 2007: $2.0 million) of the fees were capitalized, representing services provided in respect of technical services for the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project.

Prior to December 2006, the Corporation shared its premises with other companies that had common directors and reimbursed the related companies for its proportional share of expenses or was reimbursed by the related companies for their proportional share of expenses. During the year ended March 31, 2007, the Corporation was charged $0.6 million for consulting services provided by related directors, officers and consultants of the Corporation.

In addition, First Uranium has agreed to reimburse Simmer & Jack with respect to 50% of fees that Simmer & Jack is required to pay to an empowerment company for consulting services regarding transformation, human resources and occupational health and safety. BJ Njenje, AX Sisulu and SLB Mapisa, shareholders of the empowerment company, are also directors of Simmer & Jack.

On September 13, 2007, the Ezulwini Mine acquired a reconditioned mill for the first 50,000 tonne per month milling unit from BGM for a consideration of $1.7 million.

On September 27, 2007, the Board of Directors approved a loan in the amount of Cdn$1 million to the Chief Executive Officer of First Uranium for the purpose of facilitating his purchase of a family home. The loan is for a term of six years, is unsecured and bears interest at 4% per annum payable monthly in arrears. The loan was advanced on October 17, 2007.

As previously disclosed, the Corporation entered into an agreement on December 20, 2006 with Waterpan for the purchase of the remaining 10% of the shares of EMC in consideration for 6.1 million common shares of First Uranium. On December 14, 2007, EMC obtained a bridging loan from a South African banking institution to purchase Waterpan's 10% shareholding in EMC. Waterpan used the proceeds to partially fund the purchase of 6.1 million common shares (the Waterpan Shares) of First Uranium for a consideration of $42.4 million. First Uranium used the proceeds from the sale of the Waterpan Shares to repay the bridging loan to the South African banking institution and to pay the taxes resulting from the purchase of the EMC shares. Concurrent with the closing of this transaction, one million of the Waterpan Shares were sold by way of a private placement. Waterpan has a contractual agreement to retain its remaining Waterpan Shares until April 1, 2009. Certain shareholders of Waterpan are officers or employees of First Uranium or directors of its subsidiaries. The Waterpan transaction had no net impact on the cash flow of the First Uranium group of companies.

25. SUBSEQUENT EVENTS

During May 2008, the Corporation entered into an agreement for the purchase of a 30 megawatt diesel-fired power plant and associated equipment, refurbished and configured in accordance with the Corporation's specifications for $8.5 million. The vendor will oversee the installation, construction, start-up and commissioning of the power plant at the operations of the Corporation at its own cost. Eighty percent of the purchase price is payable upon shipment of the power plant and the balance upon installation and the successful commissioning at site. The Corporation is responsible for shipping charges of approximately $750,000.

During May 2008, the Corporation also agreed to lease ten self contained diesel powered generating sets (gensets) for an initial term of eighteen months. The fixed monthly rental charge is $13,500 per genset for the first twelve months, reducing to $12,500 per genset thereafter. After the initial eighteen months period, the Corporation has the option to extend the lease agreement period for up to sixty months, in successive twelve month periods. The fixed monthly charge per genset is $12,500 for months 19 to 24; $12,000 for months 25 to 36; $11,500 for months 37 to 48; and $11,000 for months 49 to 60. If the gensets are rented for sixty months, the Corporation is entitled to purchase the gensets for $50,000 per set. The Corporation is also obligated to pay a monthly fixed charge of $25,000 and a running hourly charge of EUR11.30 ($17.85). These charges are subject to indexation based on consumer prices. The Corporation is also responsible for $75,000 mobilization charges and $56,250 demobilization charges per shipment. The gensets will be installed over a three month period commencing July 2008. The total rental and fixed charges for the initial eighteen month period are estimated at $2.2 million and $0.5 million, respectively.

As the rental period is shorter than the useful life of the gensets, this agreement will be accounted for as an operating lease. This treatment will be reviewed in accordance with any changes that may be made in the successive agreements.

26. SEGMENTED INFORMATION

Segmented information is presented in respect of the Corporation's business and geographical segments. The primary format business segments, are based on the Corporation's management and internal reporting structure. Inter-segment reporting is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income earning assets and revenue, interest-bearing loans, borrowing and expenses, and corporate assets and expenses. Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

March 31, 2008	South Africa Ezulwini Mine US$'000	 MWS* US$'000	Canada Corporate US$'000	Total US$'000
Revenue	-	21,429	-	21,429
Cost of sales	-	(16,580)	-	(16,580)
Gross profit	-	4,849	-	4,849
Other income	2,733	5	-	2,738
Expenditures				
General, consulting and administrative expenditures	(6,539)	(1,494)	(7,540)	(15,573)
Stock-based compensation	(1,174)	(309)	(3,642)	(5,125)
Pumping, feasibility and rehabilitation costs	(4,557)	(786)	-	(5,343)
	(12,270)	(2,589)	(11,182)	(26,041)
Operating loss before the undernoted	(9,537)	2,265	(11,182)	(18,454)
Interest income	525	374	13,948	14,847
Interest expense	(3)	-	(5,779)	(5,782)
Accretion expense on convertible debentures	-	-	(8,485)	(8,485)
Accretion expense on asset retirement obligations	(388)	(508)	-	(896)
Foreign exchange losses	-	-	(2,611)	(2,611)
Income (loss) before income taxes	(9,403)	2,131	(14,109)	(21,381)
Income tax charge	(24)	(207)	(735)	(966)
Income (loss) for the year	(9,427)	1,924	(14,844)	(22,347)
Total assets	144,819	88,309	154,614	387,742
Total liabilities	(19,327)	(31,887)	(104,060)	(155,274)
Capital expenditure	(92,959)	(19,745)	(47)	(112,751)

*Includes the Buffelsfontein Tailings Recovery Project

March 31, 2007	South Africa Ezulwini Mine US$'000	 MWS* US$'000	Canada Corporate US$'000	Total US$'000
Other income	27	-	-	27
Expenditures				
General, consulting and administrative expenditure	(675)	(709)	(1,878)	(3,262)
Stock-based compensation	-	-	(2,460)	(2,460)
Pumping and feasibility costs	(871)	-	-	(871)
	(1,546)	(709)	(4,338)	(6,593)
Operating loss before the undernoted	(1,519)	(709)	(4,338)	(6,566)
Interest income	98	583	2,752	3,433
Interest expense	(162)	-	-	(162)
Foreign exchange gains (losses)	1,072	(993)	(4,691)	(4,612)
Loss before income taxes	(511)	(1,119)	(6,277)	(7,907)
Income tax charge	(21)	-	-	(21)
Loss for the year	(532)	(1,119)	(6,277)	(7,928)
Total assets	33,953	6,051	141,423	181,427
Total liabilities	(9,718)	(238)	(1,123)	(11,079)
Capital expenditure	(23,656)	(579)	(35)	(24,270)

*Includes the Buffelsfontein Tailings Recovery Project

Management's discussion and analysis of the audited consolidated financial condition and results of operations for the years ended March 31, 2008 and March 31, 2007

This Management's Discussion and Analysis ("MD&A") of the consolidated financial position and results of operations reviews the activities, audited consolidated results of operations and financial condition of First Uranium Corporation and its subsidiaries ("First Uranium" or the "Corporation") for the years ended March 31, 2008 ("FY 2008") and March 31, 2007 ("FY 2007"), together with certain trends and factors that are expected to have an impact in the future. References to "Q1 2008", "Q2 2008", "Q3 2008" and "Q4 2008" refer to the Corporation's three months ending June 30, 2007, September 30, 2007, December 31, 2007 and March 31, 2008, respectively. References to "Q1 2009" refer to the Corporation's three month period ending June 30, 2008.

This MD&A is intended to supplement and complement the audited consolidated financial statements for the year ended March 31, 2008 and the notes thereto (collectively the "Financial Statements") which have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The information contained in this MD&A is current as of June 9, 2008, unless otherwise indicated.

The reporting currency for the Corporation is the US dollar, and all amounts in the following discussion are in US dollars ("$"), except where otherwise indicated.

This MD&A includes certain forward-looking statements. Please read the cautionary note at the end of this document.

Responsibility of Management and the Board of Directors

Management is responsible for the information disclosed in this MD&A and the accompanying Financial Statements and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, the Corporation's Audit Committee, on behalf of the Board of Directors, provides an oversight role with respect to all public financial disclosures made by the Corporation, and has reviewed and approved this MD&A and the accompanying Financial Statements.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including the Corporation's Chief Executive Officer and Chief Financial Officer, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this MD&A, management of First Uranium, under the direction of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Corporation's disclosure controls and procedures as required by Canadian securities laws.

Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in First Uranium's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management of First Uranium, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

During the most recent year there were no changes in the Corporation's internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Overview

First Uranium is a Canadian resource company focused on the development of uranium and gold projects in South Africa. The Corporation's goal is to become a significant low-cost producer of uranium and gold through the re-opening and development of the Ezulwini Mine and the expansion of Mine Waste Solutions ("MWS"). To expand its production profile, First Uranium plans to pursue value-enhancing opportunities in South Africa and elsewhere.

First Uranium is currently focused on the rehabilitation and bringing into production of the Ezulwini underground uranium ("U_3O_8") and gold ("Au") mine (the "Ezulwini Mine") and the recovery of uranium and gold from the existing and future surface tailings at the Buffelsfontein mine through gold and uranium plants originally planned to be constructed near the tailings at the Buffelsfontein mine (the "Buffelsfontein Tailings Recovery Project"). In June 2007, the Corporation acquired Mine Waste Solutions (Proprietary) Limited, an existing tailings treatment company which had an operating gold recovery plant in place. As a result of the acquisition, First Uranium changed its plans for the Buffelsfontein Tailings Recovery Project so that the historical and future tailings from the Buffelsfontein mine (the "Buffelsfontein Tailings") are now transported by pipeline to the MWS site and processed through MWS's existing gold plant and, subject to their commissioning, through the planned uranium recovery plant and additional gold recovery facilities. For greater clarity, the Buffelsfontein Tailings Recovery Project, as enhanced and modified by the acquisition of MWS, was renamed Mine Waste Solutions.

The Corporation received net proceeds of $177.7 million from the sale of 33 million common shares in an initial public offering (the "Offering") in December 2006 and raised an additional $130.6 million (net of expenses) from the sale of convertible debentures (as defined below) in May 2007. The common shares and the convertible debentures are listed on the Toronto Stock Exchange (the "TSX"). In addition, the common shares are listed on the Johannesburg Stock Exchange (the "JSE"). As of June 9, 2008, Simmer and Jack Mines, Limited ("Simmer & Jack"), a South African incorporated public company listed on the JSE, owned 62.3% of the common shares of First Uranium.

Highlights

During Q1 2008, First Uranium:

- raised gross proceeds of Cdn$150 million in May 2007 through an issue of 4.25% senior unsecured convertible debentures (the "Debentures")
- acquired, effective June 6, 2007, 100% of the equity and management control, of Mine Waste Solutions (Proprietary) Limited and its wholly-owned subsidiary Chemwes (Proprietary) Limited, following which First Uranium commenced to record for its account, production from the MWS gold plant
- filed a revised technical report for each of the Ezulwini Mine and MWS, which indicated improvement to the net present value ("NPV") and internal rate of return ("IRR") of each project, reflecting the accelerated timetables
- accelerated capital investment at the Ezulwini Mine to advance the plant commissioning and production startup by three months

During Q2 2008, First Uranium:

- began hoisting development material at its Ezulwini Mine in September 2007, as scheduled
- defined initial underground and surface drilling targets related to the possible expansion of the existing Ezulwini Mine (the "Ezulwini Expansion Program")
- approved an $11.7 million capital program to construct a reclamation station and pipelines at MWS and increase the planned processing rate from 500,000 tonnes per month to 630,000 tonnes per month
- entered into an agreement with a third party to calcine ammonium diuranate ("yellowcake") produced by First Uranium to produce uranium oxide for dispatch to converters commencing January 2009

During Q3 2008, First Uranium:

- completed construction of the reclamation station at MWS and the 10.5-kilometre pipeline from the Buffelsfontein Tailings to the MWS gold plant
- completed the clean up and processing of the remaining tailings from the MWS No.2 tailings dam and commenced hydraulic mining and pumping of material from the Buffelsfontein No.2 tailings dam to the MWS gold plant for processing during mid-December
- completed a pre-feasibility study of MWS during November 2007 incorporating higher average uranium and gold price assumptions and increased capital investment, which projected the MWS project's expected NPV to increase by 71% to $505 million and its IRR to increase from 69% to 151%
- entered into an interim off-take agreement pursuant to which a third party will purchase yellowcake from First Uranium from June 2008 until January 2009 at rates based upon the then prevailing spot prices
- issued 6.1 million First Uranium common shares to Waterpan Mining Consortium ("Waterpan") in connection with the acquisition of the remaining 10% interest in Ezulwini Mining Company (Proprietary) Limited ("EMC") which owns and operates the Ezulwini Mine, resulting in EMC becoming wholly-owned by First Uranium (the "Waterpan Transaction")

During Q4 2008, First Uranium:

- commenced drilling the initial three of nine exploration and expansion diamond core holes as part of the Ezulwini Expansion Program
- was granted an unconditional prospecting right for 6,843 hectares of additional property adjacent to the Ezulwini Mine
- on March 20, 2008, the South African Department of Minerals and Energy (the "DME") consented to Simmer & Jack's application to cede the Ezulwini mining rights from Simmer & Jack to EMC
- commenced earthworks in preparation for the construction of the second gold plant module and the first two uranium plant modules at MWS

During FY 2008, First Uranium:

- ended FY 2008 with $164.7 million cash and cash equivalents on hand
- toll-treated 46,271 tonnes of ore from the Ezulwini Mine at a recovered grade of 5.2 grams of gold per tonne, producing 7,735 ounces of gold
- treated a total of 4.1 million tonnes of tailings through the MWS gold plant at a recovered grade of 0.22 grams of gold per tonne, producing a total of 28,192 ounces of gold at a Cash Cost of $533 per ounce (as defined in the notes to the production tables in the Operations Overview of this MD&A)

Subsequent to the end of Q4 2008, First Uranium:

- approved, subject to financing, a plan to build an acid plant at MWS to secure low-cost supply of sulphuric acid, a necessary reagent for the production of uranium, from the sulphur contained in the pyritic material within the tailings dams, which are already being processed for gold
- approved a plan and entered into agreements to supplement the power supplied by the South African national power utility, Eskom, by obtaining and installing diesel-fired generators and a power plant to secure a steady supply of electrical power with a total capacity of 54 megawatts ("MW"), inclusive of existing stand-by units, to the two operations until Eskom could be expected to restore a steady, reliable supply of electrical power
- filed updated independent technical reports on June 5, 2008 on both the Ezulwini Mine and MWS, taking into consideration the capital and operating costs of generating additional power, revised acid price assumptions and a revaluation of metal price and exchange rate assumptions, for which projected revised NPVs are $667 million for the Ezulwini Mine and $413 million for MWS and the projected IRRs for the projects are 336% for the Ezulwini Mine and 70% for MWS (See Outlook in this MD&A for more detail).
- commenced wet commissioning of the Ezulwini gold plant during May 2008
- completed the upgrading of the MWS gold plant to increase the design capacity from 500,000 tonnes per month to 633,000 tonnes per month during May 2008
- upgraded MWS No.5 tailings dam to enable a deposition rate of 633,000 tonnes of material per month during May 2008

- on June 9, 2008, the Corporation was notified by Eskom that it will be able to increase its supply of power to the Ezulwini Mine from 40 MW to 55 MW, which is expected to reduce the Corporation's requirement and cost to generate its own power. Further updates will be provided in due course.

During Q1 2009, First Uranium plans to:

- hoist and stockpile 30,000 tonnes of ore, of which 18,000 tonnes would come from gold and uranium bearing ore in the ME reef horizon and 12,000 tonnes would come from gold bearing ore in the UE reef horizon, resulting in a stockpiled inventory of 157,500 tonnes containing:
  - 2,800 ounces of gold from the existing stockpile of 127,500 tonnes at an average recoverable gradė of 0.7 grams per tonne
  - an additional 5,600 ounces of gold from the newly stockpiled 30,000 tonnes at an average recovery grade of 5.8 grams per tonne
  - 23,760 pounds of uranium from the newly stockpiled 18,000 tonnes of ME ore at an average recovery grade of 0.6 kilograms per tonne
- continue commissioning the Ezulwini Mine's 200,000 tonne per month gold plant with the first 50,000 tonne per month module on schedule for production of gold on carbon in June 2008 and gold bullion in July 2008
- commence final commissioning of the Ezulwini Mine's uranium plant in June 2008
- process 1.7 million tonnes of tailings through the MWS gold plant at a yield of approximately 0.15 grams of gold per tonne with expected production in excess of 8,100 ounces of gold

Financial Overview

First Uranium's primary focus has been the initial development of the Ezulwini Mine and MWS, resulting in limited gold production and no uranium production to date. During FY 2008 a total of 35,927 ounces of gold were produced and sold from the Ezulwini Mine and MWS at an average selling price of $784 per ounce.

During FY 2008, gold was produced at average Cash Costs of $533 per ounce at MWS. The relatively high average Cash Costs at MWS can be attributed primarily to the diminishing resources taken from the MWS No.2 tailings dam, which necessitated a low-volume, high-cost mechanical load and placement operation. With the transition to the high-volume, low-cost operations associated with the mining of the Buffelsfontein Tailings during December 2007, the average Cash Costs started to decrease and are expected to decrease further as the throughput to the MWS gold plant increases. As the Ezulwini Mine is still in a ramp-up phase and has not yet achieved commercial levels of production, the $6.7 million revenue from its mining operations has been credited against mine infrastructure costs at the Ezulwini Mine, in Property, Plant and Equipment.

General, consulting and administrative expenditures combined with the limited ore and gross profit from tailings processed during the development phase of the two uranium and gold projects resulted in an operating loss of $18.5 million in FY 2008. The Corporation reported an operating loss of $6.6 million in FY 2007, reflecting expenditures incurred in preparation of the uranium and gold projects for production, along with general and administrative expenses.

The loss of $22.3 million in FY 2008 was primarily the result of the ongoing expenditures mentioned above. The Corporation reported a loss of $7.9 million in FY 2007, primarily as a result of expenditures incurred in preparation of the mining projects for production, general, consulting and administrative expenses and foreign exchange losses on translation of Canadian and South African assets, liabilities, revenues and expenses converted to the US dollar.

At the end of FY 2008 (March 31, 2008), First Uranium had total assets of $387.7 million, total liabilities of $155.3 million and shareholders' equity of $232.4 million. It had cash and cash equivalents of $164.7 million, compared to $138.9 million at the end of FY 2007. The Corporation currently holds its funds in cash and bank-sponsored guaranteed investment certificates. It has no exposure to asset-backed commercial paper. The increase in cash and cash equivalents from the end of FY 2007 was primarily attributable to the net proceeds of $130.6 million received from the sale of the Debentures in May 2007, offset by $112.7 million of cash utilized for capital expenditure at the Corporation's two mining operations during FY 2008.

The Power Situation

On January 24, 2008, Eskom communicated to the South African mining industry that the utility could not guarantee power availability and asked the industry to operate at electrical power levels below historical load requirements until 2012 (the "Power Situation"). While Eskom has announced plans to increase the supply of power incrementally in the years leading up to 2012, Eskom also reported that full power availability cannot be guaranteed until then.

Subsequent to the Power Situation, the Corporation investigated the economic viability of generating its own power at the Ezulwini Mine and MWS for the next five years, as a result of the significantly reduced supply of electrical power currently available in South Africa and Eskom's concerns about its ability to supply power to the country's mining industry in the short and medium term.

Prior to the Power Situation, management believed that Eskom would be able to provide all of the power to operate both of its current projects. Management believes that Eskom will be able to provide a minimum of approximately 40 MW at the Ezulwini Mine and 12 MW at MWS. To supplement the Eskom power at the Ezulwini Mine, the Corporation will use the 14 MW of its existing stand-by capacity at the Ezulwini Mine but expects to require an additional 10 MW of power to fill any gaps during periods of peak power consumption. At MWS, the Corporation expects to require a minimum of an additional 14 MW.

The Corporation agreed to lease diesel generators for the Ezulwini Mine with a combined capacity of 10 MW for an initial term of eighteen months, with the option to extend the lease agreement for a period of up to sixty months. In addition, the Corporation has purchased a 30 MW power plant (comprising twelve 2.5 MW generating sets) for installation where required. (See Liquidity and Capital Resources in this MD&A)

The Corporation expects to power its generators using diesel fuel for approximately five years, based on the assumption that the Power Situation is alleviated by then as Eskom plans. Once the purchased diesel generators are no longer required, the Corporation intends to sell the power generators at that time and recoup a significant portion of their cost.

On June 9, 2008, the Corporation was notified by Eskom that it will be able to increase its supply of power to the Ezulwini Mine from 40 MW to 55 MW, which is expected to reduce the Corporation's requirement and cost to generate its own power. Further updates will be provided in due course.

Operations overview

Ezulwini Mine

	FY 2008	FY 2007
Ezulwini Mine		
Tonnes processed (000s)	46	–
Average gold recovery grade (grams/tonne)	5.2	–
Total ounces of gold produced and sold	7,735	–
Average selling price per ounce ($)	869	–
Revenue ($000s) credited against mine infrastructure costs	6,723	–

The Ezulwini Mine is located approximately 40 kilometres from Johannesburg on the outskirts of the town of Westonaria in the Gauteng Province, South Africa. The Ezulwini Mine is an underground mine constructed in the 1960s. Although the mine was put on care-and-maintenance from 2001 until 2006 when the Corporation acquired the mine, it has historically produced approximately 14 million pounds of uranium and 12 million ounces of gold. The mine has two separate tabular ore bodies about 400 metres apart. The Upper Elsburg ore body, where most of the mining has been done to date, is a gold only deposit. The Middle Elsburg ore body is a gold and uranium deposit and is relatively un-mined.

The Ezulwini Mine is part of the Ezulwini mining right, which includes certain surface and underground assets, acquired by EMC. On the date of the Offering, Simmer & Jack was the registered owner of the Ezulwini mining right. On December 20, 2006, EMC and Simmer & Jack entered into an agreement (the "Ezulwini Mining Right Agreement") pursuant to which Simmer & Jack agreed to take the necessary steps to obtain all ministerial approvals in order to effect the ceding of the Ezulwini mining right from Simmer & Jack to EMC. On March 20, 2008, the DME consented to the ceding of the Ezulwini mining right to EMC. EMC will operate the Ezulwini Mine under a new order mining right as described in detail in the Corporation's Annual Information Form for the year ended March 31, 2008 (the "AIF").

The Corporation has substantially completed the re-commissioning of the Ezulwini Mine that began in December 2006 and was, until the onset of the Power Situation in January 2008, in the process of ramping up underground production. As announced in the Corporation's press release dated April 21, 2008, the Corporation conducted a study subsequent to the onset of the Power Situation assessing the economic viability of First Uranium generating its own power at the Ezulwini Mine and MWS for the next five years.

The impact of the Power Situation on the Ezulwini Mine is as follows:

- given the uncertainty of power supply from the end of January 2008 until mid-April 2008, the Ezulwini Mine halted toll-milling of its ore and reduced mine development and hoisting ore to surface during February and March, 2008. The Ezulwini Mine instead directed its focus on completing the shaft refurbishment, which was also underway and well advanced, until the operation's gold plant commenced commissioning during April 2008, when mine development and hoisting ore resumed at planned rates.
- management expects to recover any interim production shortfalls arising from the reduction of mine development as the new processing plant has available milling capacity to accommodate additional throughput for the next 12 months
- commissioning of the gold plant and the first 50,000 tonne per month mill commenced on schedule in April 2008 using power from Eskom
- the uranium plant remains on schedule for commissioning to begin in June 2008 using the Corporation's existing stand-by power generation capacity. Current mine production from the UE section and the ME section is being stockpiled separately on surface in the interim
- the second 50,000 tonne per month mill is on schedule for commissioning to begin in September 2008
- the Corporation does not expect any material adjustments to the previously reported production forecasts
- prior to the Power Situation, electrical power costs were expected to represent about 9% of the operating costs. The impact of additional operating costs for power generation are estimated to be an additional $3.59 (a 12% overall increase) per pound for uranium and an additional $35.50 (an 8% overall increase) per ounce for gold over the five-year period of self power generation.

As disclosed above, the revenue from the Ezulwini Mine's mining operations of $6.7 million has been credited against mine infrastructure costs in Property, Plant and Equipment during FY 2008 as the mine is still in a ramp-up phase and has not yet achieved commercial levels of production.

The ramp-up of production at the Ezulwini Mine during FY 2008 resulted in the toll-treatment of 46,271 tonnes of ore at a recovered grade of 5.2 grams of gold per tonne, producing 7,735 ounces of gold.

During Q4 2008 the production ramp-up resulted in the toll-treatment of 18,320 tonnes of ore at a recovered grade of 4.6 grams of gold per tonne, producing 2,680 ounces of gold. Q4 2008 production was limited as a result of the decision to curtail underground development due to the shutdown of toll-milling capacity and lack of sufficient ventilation due to the shortage of power during the initial months of the Power Situation and the slower than anticipated shaft refurbishment program.

The Ezulwini Mine terminated the third-party toll-treatment arrangement at the end of March 2008 in order to start building a stockpile to be used during the commissioning of the gold plant in June 2008.

As at June 9, 2008, the clean-up process on surface and underground activities generated the following stockpiles at the Ezulwini Mine:

- from the material removed during the mining and excavation of the previous plant foundations and gold bearing soil, in excess of 127,500 tonnes containing an average grade of 1.1 grams per tonne of gold
- from the UE section, approximately 6,000 tonnes containing an average grade of 5 grams per tonne of gold
- from the ME section, approximately 6,000 tonnes containing an average grade of 3.5 grams per tonne of gold and 0.6 kilogram per tonne of U_3O_8

During May 2008, the Ezulwini Mine commenced wet commissioning of the gold plant. Final commissioning is expected to commence in June 2008 and finish during July 2008. The UE section stockpile will also be introduced to the plant during this phase.

Stoping for de-stressing of the 41 level MB raise has resulted in an area of 712 square metres being mined at an in-situ stope grade of 4.74 grams per tonne. In the ME section, stope production in the newly re-established 45 10B stope commenced in Q3 2008 and has resulted in an area of 1,059 square metres being mined at an in-situ stope grade of 25.78 grams of gold per tonne. Further stope development has been postponed due to the Power Situation, but is expected to resume closer to the start-up of the gold plant.

The Corporation continues to develop access to the Ezulwini Mine shaft de-stress cut on the UE section on levels 38a and 41. During Q4 2008, 169 metres were developed, bringing the total metres developed in the shaft pillar to 1,002 metres.

Current construction activities include the stabilization and refurbishment of the shaft and construction of the gold and uranium plant, surface gantry, transfer tower and crusher. EMC has accelerated the main shaft rehabilitation program and is continuing the refurbishment of the infrastructure in the ME section and the UE section from which hoisting of the ore began in October 2007.

The following is a summary of the process of shaft stabilization at the Ezulwini Mine:

- the second phase of the main shaft refurbishment, which involves support of the shaft where it passes through the Western Areas Formation ("WAF"), continues to be undertaken from the access provided by the new floating tower steelwork located above and below the WAF
- the section where the shaft barrel traverses the WAF zone has been consolidated and reinforced through the injection of resin and reinforced with anchors
- to prevent bulging of the low-strength WAF between the anchors, a combined cladding consisting of the original lining, strengthened heavy screens and high quality shotcrete, form a load-distribution diaphragm that will spread the points of loading of the anchors and injection rods more uniformly over the weak WAF layer
- the resulting reinforced thick "shell" will then be tied back to the surrounding rock mass by means of long anchors. These anchors are designed to withstand large amounts of elongation and high ground acceleration resulting from seismic events without compromising their initial stiffness.

The shaft operational time has been limited to four days per week while shaft rehabilitation work is executed.

Dry commissioning of the uranium plant is expected to commence in June 2008 with the first shipment of yellowcake production expected in August 2008.

As at March 31, 2008, $112.3 million cash has been spent on the capital projects at the Ezulwini Mine (FY 2007: $19.3 million) including $20.3 million capitalized pre-production costs and pumping and other capital related costs (FY 2007: $10.0 million). The costs of production from the Ezulwini Mine will be capitalized and the related proceeds of sales credited against capital until such time as the Ezulwini Mine has achieved commercial levels of production. Until completion of the Ezulwini Mine capital projects there will be additional pumping and other capital related costs capitalized although these costs will decrease on completion of the various phases of the capital projects. In terms of the revised project costs released in April 2008, the original estimate of $271 million increased to $312 million of total capital required over the life of the mine (inclusive of sustaining capital) of which $220 million still has to be spent. The increase is attributable to inflation related increases of 7% or $15 million, cost overruns of $5 million as a result of barrel reparations and additional provisions for sustaining capital from years 16 to end of life of mine that increased from $31 million to $58 million.

Ezulwini Expansion Program

Based upon an internal concept evaluation, the combined Phase 1 drilling target areas have the potential to delineate a substantial portion of measured and indicated resources which would be required to justify the construction of a new 250,000 tonne-per-month shaft and a related mill expansion having the potential to triple production capacity from the uranium bearing ME ore body. The conceptual evaluation excludes any potential contribution from the UE1A reef. Approximately 16,000 metres will need to be drilled in order to complete Phase 1. To date, a total of 4,321 metres have been drilled. Of the four holes being drilled, three have intersected the Black Reef and one hole has intersected both the UE1A and the E9EC reefs. Additional Phase 2 target areas have been defined and Controlled Budget Estimates have been developed for these additional target areas.

It is expected that all four holes will have intersected the E9EC reef horizon by the end of the September 2008. Deflections from these four existing boreholes to supplement borehole valuation data and the start of the Phase 2 drilling project are expected to take place in the third quarter of fiscal 2009.

The final holes of the Phase 1 drilling project and the first reef intersections of the Phase 2 drilling project are expected to begin during Q4 2009.

Mine Waste Solutions

	FY 2008	FY 2007
MWS		
Tonnes processed (000s)	4,053	–
Average gold recovery grade (grams/tonne)	0.22	
Total ounces of gold produced and sold	28,192	–
Average selling price per ounce ($)	760	–
Average cost per ounce produced and sold ($)	588	–
Average Cash Cost per ounce ($)	533	–
Revenue ($000s)	21,429	–
Cost of sales ($000s)	(15,025)	–
Amortization ($000s)	(1,555)	–
Total cost of sales ($000s)	(16,580)	–
Gross profit	4,849	–

"Cash Costs" are costs directly related to the physical activities of producing gold, and include mining, processing and other plant costs, third-party refining and smelting costs, marketing expense, on-site general and administrative costs, royalties, on-mine drilling expenditures that are related to production and other direct costs. Sales of by-product metals are deducted from the above in computing cash costs. Cash costs exclude depreciation, depletion and amortization, corporate general and administrative expense, exploration, interest, and pre-feasibility costs and accruals for mine reclamation. Cash costs are calculated and presented using the "Gold Institute Production Cost Standard" applied consistently for all periods presented.

Total cash costs per ounce is a non-GAAP measurement and investors are cautioned not to place undue reliance on it and are urged to read all GAAP accounting disclosures presented in the consolidated financial statements and accompanying footnotes.

MWS is a uranium and gold tailings recovery operation located in the western portion of the Witwatersrand Basin, approximately 160 kilometres from Johannesburg. MWS consists of 14 tailings deposits from three gold and uranium mines that operated for 50 years. These tailings represent in excess of 355 million tonnes of mineral resources including inferred resources, of which 325 million are mineable reserves estimated to contain 55 million pounds of uranium and 3.0 million ounces of gold. The tailings dams are spread over an area that stretches approximately 13.5 kilometres north-south and 14 kilometres east-west and cover an area of approximately 1,100 hectares. The tailings dams are being hydraulically mined with high-pressure water cannons.

When the Corporation's wholly-owned subsidiary, First Uranium (Proprietary) Limited ("FUSA") acquired MWS in June 2007, it acquired an existing operating gold tailings re-processing facility and an historic uranium plant, adjacent to the Buffelsfontein property. The Corporation changed its plans for the Buffelsfontein Tailings Recovery Project such that the historical and future tailings from the Buffelsfontein mine would be transported to the MWS site and processed through the existing gold plant, and subject to their commissioning, through the planned uranium recovery plant and additional gold recovery facilities.

FUSA had entered into an agreement on December 20, 2006 to acquire surface tailings from Buffelsfontein Gold Mines Limited ("BGM"), a subsidiary of Simmer & Jack (the "Buffelsfontein Tailings and Rights Agreement"). A new agreement has subsequently been entered into between MWS, BGM and Simmer & Jack, that reflects the change in plans, with MWS assuming the obligations of FUSA under the original agreement. MWS has also agreed to pay FUSA the amounts due to Simmer & Jack by FUSA under the Aberdeen Arrangement as described below. MWS has indemnified BGM against any tax liability incurred by BGM from the sale recorded on the basis that MWS has no liability unless the amount of any claim exceeds $2 million and then only in respect of any amounts in excess of $2 million.

It was originally contemplated that the transaction pursuant to the Buffelsfontein Tailings and Rights Agreement would be recognized upon the satisfaction of the conditions precedent in the Buffelsfontein Tailings and Rights Agreement, including the transfer of the mining rights to MWS. While the transfer of the mining rights has not yet occurred, MWS commenced processing and accounting for Buffelsfontein Tailings in December 2007. Consequently, MWS has assumed the asset retirement obligation related to the Buffelsfontein Tailings. The corresponding asset of $10.2 million associated with the Buffelsfontein Tailings is capitalized as part of tailings for processing under Property, Plant and Equipment and amortized over the estimated life of the Buffelsfontein Tailings. (See Note 7 to the Financial Statements.)

A loan agreement (the "Aberdeen Loan Agreement") was entered into by Simmer & Jack with Aberdeen International Inc. ("Aberdeen") dated March 30, 2006 pursuant to which Aberdeen provided to Simmer & Jack a loan facility in the amount of $10 million in respect of the financing of Simmer & Jack's acquisition of BGM and the BGM Underground Mine. As part of the consideration for the facility, Simmer & Jack granted to Aberdeen a net smelter royalty on all of the gold assets held by Simmer & Jack through BGM. The royalty as determined in the Aberdeen Loan Agreement, will be applicable to any gold produced by MWS from tailings acquired from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement and will continue until the loan is repaid to Aberdeen, which Simmer and Jack has advised, is expected to occur by December 31, 2008 (unless extended by Simmer & Jack to December 31, 2010).

In addition, pursuant to the Aberdeen Loan Agreement, Aberdeen has the sole option, at any time following the one year anniversary of the first advance thereunder, to convert the amount of the facility outstanding at that time into ordinary shares of Simmer & Jack at a conversion rate of ZAR0.80, subject to the approval of Simmer & Jack's shareholders. In the event that such shareholder approval is not obtained within a reasonable period of time, Aberdeen will be entitled to a 1.0% net smelter royalty in perpetuity on gold produced from properties held by BGM, including the Buffelsfontein Tailings. The capital portion of the loan will not be required to be repaid under a Simmer & Jack shareholders non-conversion into Simmer & Jack equity.

On December 20, 2006, FUSA, Simmer & Jack and Aberdeen entered into an arrangement (the "Aberdeen Arrangement") pursuant to which (i) Simmer & Jack confirmed that it will pay to Aberdeen the amount of any royalty owing to Aberdeen under the Aberdeen Loan Agreement in respect of gold produced from the Buffelsfontein Tailings and (ii) FUSA confirmed that it will pay to Simmer & Jack, immediately prior to any payment contemplated in (i) above, an amount equal to the amount of any royalty payment to be made by Simmer & Jack to Aberdeen in respect of gold produced from the Buffelsfontein Tailings.

Pursuant to the Buffelsfontein Tailings and Rights Agreement, in consideration for the cession of the Buffelsfontein Tailings and Mining Right from BGM to MWS as well as certain servitudes, and the right to the tailings arising from future underground mining operations by BGM at the BGM Underground Mine, MWS agreed to pay to BGM a royalty of 1% plus value added tax of the gross revenue earned by MWS from the sale of uranium, gold, sulphur and other minerals recovered from the processing of tailings acquired by FUSA from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement.

In summary, as and when there is production from the tailings acquired from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement, FUSA will become liable to pay: (i) to Simmer & Jack, under the Aberdeen Arrangement, an amount equal to the royalty payable by Simmer & Jack to Aberdeen pursuant to the Aberdeen Loan Agreement in respect of gold produced from the Buffelsfontein Tailings, and (ii) to BGM the above-mentioned 1% royalty pursuant to the terms of the Buffelsfontein Tailings and Rights Agreement.

Since MWS is now processing Buffelsfontein Tailings, the royalty is paid monthly in arrears to BGM and Simmer & Jack as described above. During FY 2008 $0.4 million have been accrued as royalties.

The impact of the Power Situation on MWS is as follows:

- the current MWS operation remains unaffected as it is drawing additional power from BGM
- upgrading of the MWS gold plant to increase the design capacity from 500,000 to 633,000 tonnes per month was completed in May 2008
- the Corporation expects to start commissioning the second gold plant module and the first two modules of the uranium plant in December 2008
- the construction schedule for the third modules of its gold and uranium plants is planned to be completed by December 2009
- prior to the Power Situation, electrical power costs were expected to represent about 9% of the operating costs. The impact of additional operating costs for power generation at MWS are estimated to be an additional $2.49 (a 10% overall increase) per pound for uranium and an additional $44.70 (a 13% overall increase) per ounce for gold over the five-year period of self power generation.

The project to construct the initial long-life reclamation station and 10.5-kilometre pipeline from the Buffelsfontein Tailings to the MWS plant facility was initiated in June 2007. Despite a delay due to late delivery of slurry pumps and heavy rains during October 2007, which made construction difficult, these new production facilities were commissioned in mid-December.

As a result of the late commissioning of the production infrastructure at the Buffelsfontein No.2 tailings dam, it was necessary to continue hydraulic mining from MWS No.2 tailings dam until December rather than stop in October, as previously planned.

As the resources in the MWS No.2 tailings dam neared exhaustion during the third quarter, the volume of ore declined and it was necessary to use mechanical loading and placement of the remnant material in addition to hydraulic mining, which resulted in increased handling costs relative to a normal reclamation operation. Only 0.8 million tonnes of tailings (0.4 million tonnes in Q1 2008 and 1.2 million tonnes in Q2 2008) were reclaimed from the MWS No.2 tailings dam during Q3 2008.

The reclamation station and the pipeline between the Buffelsfontein property and the MWS gold plant were completed and operation commenced during December which enabled the Corporation to stop mining from the MWS No.2 tailings dam and to initiate the hydraulic mining of the Buffelsfontein No.2 tailings dam on the Buffelsfontein property. The material from the Buffelsfontein No.2 tailings dam is being transported via the pipeline to the MWS gold plant for processing. Full commissioning of the introduction of the material from Buffelsfontein No. 2 tailings dam to the plant is ongoing.

During FY 2008, MWS processed 1.7 million tonnes of material from the Buffelsfontein No.2 tailings dam through the MWS gold plant at a Cash Cost of $533 per ounce that includes 1.6 million tonnes reclaimed during Q4 at a Cash Cost of $455 per ounce.

Results from the mining of Buffelsfontein No.2 tailings dam to date have confirmed the mineral resource estimates for gold and uranium, as well as the estimated sulphur content. Minor modifications to the hydraulic mining system to improve throughput and to the carbon-in-leach ("CIL") plant flow sheet to improve recovery are being implemented and are expected to be completed in July 2008 after which the commissioning of the first phase of the transition to the Buffelsfontein complex of dams should be complete.

These modifications include:

- installation of a slime re-pulping system to break up clay lumps and improve hydraulic mining rates to 1.9 million tonnes per quarter and to stabilize pulp densities pumped to the plant
- completion of the current work to re-route flotation tailings from the tailings disposal line to the CIL gold circuit to reduce float tails grades and increase overall gold recovery rates from 0.15 grams per tonne to expected levels of 0.19 grams per tonne
- installation of high shear oxygen reactors to improve gold recovery grades to 0.19 grams per tonne in the expanded CIL circuit

The current and planned capital projects at MWS include:

- completing the commissioning of the hydraulic mining, pumping and processing system to reclaim material from the Buffelsfontein No.2 tailings dam at the full capacity of 21,000 tonnes per day
- upgrading the CIL circuit, which is expected to improve overall recoveries
- construction of one additional gold and two uranium modules that is scheduled for commissioning in January 2009
- construction of one additional gold and one additional uranium module that is scheduled for commissioning in December 2009 – this will increase plant capacity to 1.9 million tonnes per month
- establishing a single large tailings dam that will contain all future production tailings as well as tailings from processing BGM's ore for uranium. Although additional deposition capacity must be commissioned within the next two to three years as the MWS No.5 dam will run out of deposition capacity within that time, management is confident that a solution will be in place this year.

The design and construction of the one additional gold and one additional uranium module for the MWS plant that is scheduled for commissioning in December 2009 was awarded to MDM Engineering. Orders for long lead items have been placed and a total of $3.6 million has been committed. Civil construction commenced during April 2008. To save time, MWS is adopting as many designs as possible from the Ezulwini Mine processing plant, which is expected to save considerable design time.

As at March 31, 2008, $21.2 million cash has been spent on the capital projects at MWS (FY 2007: $1.5 million). In terms of the revised project costs released in April 2008, the total capital required over the life of mine is estimated at $272 million (inclusive of sustaining capital).

The Mineral Resources detailed in the table below are effective as at 31 March 2008.

MWS Mineral Resource Estimates

Surface			Tonnes	Gold			Uranium		
Category	Place	Dam	Mt	Aug/t	Au('000oz)	Au tons	U_3O_8kg/t	U_3O^8Mlb	U_3O_8 tons
Measured	Buffels	2	23.2	0.36	267	8.3	0.09	4.61	2,090
	Buffels	3	24.9	0.35	280	8.7	0.10	5.44	2,466
	Buffels	4	14.1	0.37	170	5.3	0.10	3.17	1,439
	Harties	5	23.9	0.21	163	5.1	0.06	3.26	1,479
	Harties	6	13.3	0.20	85	2.6	0.06	1.85	839
Total Measured			**99.4**	**0.30**	**965**	**30.0**	**0.08**	**18.33**	**8,313**
Indicated	Buffels	5	47.6	0.24	360	11.2	0.06	6.62	3,001
	Harties	1	74.4	0.26	624	19.4	0.06	10.17	4,611
	Harties	2	43.8	0.26	369	11.5	0.06	5.79	2,626
	Harties	7	1.3	0.27	11	0.3	0.16	0.46	211
	Harties	NKGE	1.2	0.50	19	0.6	0.18	0.47	214
	MWS	4 dom 1	9.7	0.14	43	1.3	0.05	1.01	456
	MWS	4 dom 2	17.4	0.28	157	4.9	0.13	5.12	2,322
	MWS	5	40.3	0.31	402	12.5	0.09	7.81	3,543
Total Indicated			**235.7**	**0.26**	**1,984**	**61.7**	**0.07**	**37.44**	**16,984**
Total Measured & Indicated			**335.1**	**0.27**	**2,949**	**91.7**	**0.08**	**55.77**	**25,297**
Inferred	Harties	Flanagan	0.0	0.69	1	0.0	0.15	0.02	7
	MWS	5	15.2	0.30	146	4.6	0.09	3.17	1,437
	MWS	5 (from 2)	4.7	0.18	26	0.8	0.10	1.05	476
	Harties	Ellaton	1.3	0.39	16	0.5	0.15	0.41	187
Total Inferred			**21.2**	**0.28**	**189**	**5.9**	**0.10**	**4.64**	**2,106**

Notes:
1. Mineral Resources are quoted as in-situ Mineral Resources.
2. No cut-off grades were applied.
3. Rows and columns may not add exactly due to rounding.
4. Mineral Resources are quoted as inclusive of Mineral Reserves. Resources which are not Reserves do not have demonstrated economic viability.
5. MWS No.4 tailings dam is split into two domains, namely Domain 1, which is the uppermost section of the dam, and Domain 2, the lowermost portion of the dam. The tailings dam has been evaluated in two separate sections as they show distinct differences in grade.

On March 31, 2008, the Corporation declared an updated mineral reserve estimate for MWS.

MWS Mineral Reserves

Surface			Tonnes	Gold			Uranium		
Category	Place	Dam	Mt	Aug/t	Au('000oz)	Au (t)	U_3O_8kg/t	U_3O^8Mlb	U_3O_8 (t)
Proven	Buffels	2	23.2	0.36	267	8.3	0.09	4.61	2,090
	Buffels	3	24.9	0.35	280	8.7	0.10	5.44	2,466
	Buffels	4	14.1	0.37	170	5.3	0.10	3.17	1,439
	Harties	5	23.9	0.21	163	5.1	0.06	3.26	1,479
	Harties	6	13.3	0.20	85	2.6	0.06	1.85	839
Total Proven			**99.4**	**0.30**	**965**	**30.0**	**0.08**	**18.33**	**8,313**
Probable	Buffels	5	47.6	0.24	360	11.2	0.06	6.62	3,001
	Harties	1	74.4	0.26	624	19.4	0.06	10.17	4,611
	Harties	2	43.8	0.26	369	11.5	0.06	5.79	2,626
	Harties	7	1.3	0.27	11	0.3	0.16	0.46	211
	Harties	NKGE	1.2	0.50	19	0.6	0.18	0.47	214
	MWS	4 dom 2	17.4	0.28	157	4.9	0.13	5.12	2,322
	MWS	5	40.3	0.31	402	12.5	0.09	7.81	3,543
Total Probable			**226.0**	**0.27**	**1,941**	**60.4**	**0.07**	**36.44**	**16,529**
Total Proven &Probable			**325.4**	**0.28**	**2,907**	**90.4**	**0.08**	**54.77**	**24,842**

Notes:
1. Mineral Reserves are quoted as fully diluted delivered to mill estimates.
2. Based on assumptions of a gold price of $711 per ounce, a uranium price of $49 per pound and ZAR/$ exchange rate of 7.57, which are long term forecast figures (post 2012).
3. A Reserve cut-off grade of 0.28 grams per tonne gold equivalent was used. Uranium grades were converted to gold equivalent using a conversion factor of 1 gram per tonne, which equals 0.503 kilograms per tonne on an extracted metal basis.
4. Rows and columns may not add exactly due to rounding.
5. The average Life of Mine gold recovery applied was 68% and 34% for uranium.
6. Only Domain 2 of the MWS No.4 tailings dam has been converted to a Mineral Reserve as the gold grade in Domain 1 is below cut-off.

Technical Disclosure

All technical disclosure under the heading "Mine Waste Solutions" and in respect of MWS under "Outlook – Operating Cost Impact" has been prepared in accordance with National instrument 43-101 ("NI 43-101) by Daan van Heerden, B.Sc., M.Comm., Charles Muller, B.Sc, Pr.Sci.Nat, and Johan Odendaal, B.Sc., M.Sc., Pr.Sci.Nat all of Minxcon (Pty) Ltd, each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium.

Technical disclosure under the heading "Mine Waste Solutions" and in respect of MWS under "Outlook – Operating Cost Impact" is extracted from a technical report entitled "Technical Report on the Mine Waste Solutions ("MWS") Tailings Recovery Project, located near Stilfontein, North West Province, South Africa" with an effective date of March 31, 2008, prepared in accordance with NI 43-101 by Daan van Heerden, B.Sc., M.Comm., Charles Muller, B.Sc, Pr.Sci.Nat, Johan Odendaal, B.Sc., M.Sc., Pr.Sci.Nat, and Heidi Sternberg, B.Sc. Hons. (Geol.), GDE, Pr.Sci.Nat all of Minxcon (Pty) Ltd, each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium.

All technical disclosure under the heading "Ezulwini Mine", other than the disclosure on the stockpiles, date of first yellowcake production and the Ezulwini Exploration Program, and in respect of the Ezulwini Mine under "Outlook – Operating Cost Impact" has been prepared in accordance with NI 43-101 by R. Dennis Bergen, P.Eng and Wayne Valliant P.Geo of Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium.

Technical information under the heading "Ezulwini Mine", other than the disclosure on the stockpiles, date of first yellowcake production and Ezulwini Exploration Program, and in respect of the Ezulwini Mine under "Outlook – Operating Cost Impact" is extracted from a technical report entitled "Technical Report - Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa" dated June 5, 2008 prepared in accordance with NI 43-101 by Messrs. Bergen and Valliant, who have also reviewed and approved the disclosure in this MD&A relevant to their respective contributions.

Results of Operations

Consolidated Results

	FY 2008	FY 2007
Group		
Revenue ($000s)	21,429	–
Cost of sales (excluding amortization) ($000s)	(15,025)	–
Amortization ($000s)	(1,555)	–
Total cost of sales ($000s)	(16,580)	–
Gross profit	4,849	–

Revenue for FY 2008 was generated from the sale of the gold from the MWS operations. As the Ezulwini Mine is still in a ramp-up phase and has not yet achieved commercial levels of production, revenues from the material, which was mined and then toll-treated at a neighbouring third party gold plant, have been credited against mine infrastructure costs relating to the Ezulwini Mine's mining operations in Property, Plant and Equipment. The Corporation had no production during FY 2007.

Other income

(thousands of dollars)	FY 2008	FY 2007
Other income	2,738	27

Other income consists primarily of fees for sludge pumping services to a third party and hostel rental income at the Ezulwini Mine.

Expenditures

(thousands of dollars)	FY 2008	FY 2007
General, consulting and administrative expenditures	(15,573)	(3,262)
Stock-based compensation	(5,125)	(2,460)
Pumping, feasibility and rehabilitation costs	(5,343)	(871)
Total expenditures	(26,041)	(6,593)
Operating loss	(18,454)	(6,566)

General, consulting and administrative expenditures included $5.5 million for FY 2008 (FY 2007: $1.6 million) for employee compensation costs, consulting and professional fees, as well as fees charged by Simmer & Jack for services provided pursuant to the Shared Services Agreement of $1.4 million for FY 2008 (FY 2007: $0.6 million). (See Related Party Transactions in this MD&A)

General, consulting and administrative expenses in FY 2008 primarily reflect the ongoing and increasing project activities, the costs of corporate offices in Johannesburg and Toronto and other expenses of operating a public company, which were not applicable in FY 2007.

The FY 2008 stock-based compensation expense reflects the amortized cost relating to 2,551,433 stock options granted during FY 2008 and the amortized cost relating to 1,223,001 stock options granted during FY 2007. The fair value of the stock-based compensation was estimated using the Black-Scholes option pricing model.

Pumping, feasibility and rehabilitation costs for FY 2008 were primarily comprised of the $4.6 million portion expensed of the pumping and feasibility costs incurred at the Ezulwini Mine. During FY 2007, only $0.8 million (mostly feasibility costs) were expensed to this account, as the majority of the pumping costs were capitalized. An increasing amount of pumping costs will be expensed as part of cost of production as the Ezulwini Mine production expands.

(thousands of dollars)	FY 2008	FY 2007
Operating loss	(18,454)	(6,566)
Interest income	14,847	3,433
Interest expense	(5,782)	(162)
Accretion expense on Debentures	(8,485)	–
Accretion expense on Asset Retirement Obligations	(896)	
Foreign exchange losses	(2,611)	(4,612)
Loss before income taxes	(21,381)	(7,907)

Interest income in FY 2008 primarily represents interest earned on the net proceeds from the Offering and the Debentures. Cash balances have been invested in short-term deposits with the Corporation's bankers until required for capital projects or to fund operating costs. The interest income in FY 2007 primarily represents the interest earned from the December 2006 Offering to the March 31, 2007 yearend.

Interest expense in FY 2008 consists of the interest paid on the Debentures. The interest expense during FY 2007 consisted of the non-capital portion of interest paid by EMC on the loan payable to Simmer & Jack. The accretion expense on Debentures relates to the senior unsecured convertible debentures issued during May 2007. (See Note 11 to the Financial Statements.) The accretion expense on Asset Retirement Obligations relates to the environmental rehabilitation liabilities of the Ezulwini Mine and MWS. (See Note 12 to the Financial Statements.)

The foreign exchange losses on translation in FY 2008 reflect the overall strengthening of the Cdn$ against the US dollar and the overall weakening of the ZAR against the Cdn$ and the US dollar.

The table below shows the exchange rate movements over the quarters of FY 2008 relative to FY 2007:

	Q4 2008	Q3 2008	Q2 2008	Q1 2008	FY 2008	FY 2007
Cdn$ to the ZAR – closing rate	8.02	6.99	6.98	6.68	8.02	6.30
Cdn$ to the ZAR – average rate	7.52	6.93	6.81	6.47	6.93	6.20
Cdn$ to the US$ – closing rate	0.98	1.10	1.01	0.94	0.98	0.87
Cdn$ to the US$ – average rate	1.00	1.01	0.95	0.91	0.97	0.88
US$ to the ZAR – closing rate	8.20	6.85	6.92	7.01	8.20	7.28
US$ to the ZAR – average rate	7.55	6.79	7.12	7.11	7.14	7.06

Loss before income taxes

(thousands of dollars)	FY 2008	FY 2007
Loss before income taxes	(21,381)	(7,907)
Income tax charge	(966)	(21)
Loss for the year	(22,347)	(7,928)

The loss before taxes in FY 2008 increased year over year as a result of increased ongoing expenditures that more than offset gross profit from gold sales. The increase in expenditures year over year reflects the ramp-up of activities, ongoing project activities, the costs of corporate offices in Johannesburg and Toronto and other expenses of operating a public company, which were not applicable for most of FY 2007.

The income tax charge increased year over year as a result of the deferred taxation provision at MWS for the period from acquisition to March 31, 2008.

Use of Proceeds

Offering

Pursuant to the Offering in December 2006, First Uranium raised total net proceeds of $177.7 million of which $143.6 million had been expended as at March 31, 2008 leaving a balance on hand at that date of $34.1 million:

	Use of net proceeds		
(millions of dollars)	Total spent at March 31, 2008	Spent during FY 2008	Spent during FY 2007
Development of the Ezulwini Mine	(112.3)	(93.0)	(19.3)
Development of MWS	(21.2)	(19.7)	(1.5)
Repayment of indebtedness owed by EMC to Simmer & Jack	(14.1)	-	(14.1)
Purchase of the Ezulwini Mine infrastructure	(8.9)	-	(8.9)
Working capital and general corporate purposes	12.9	4.3	8.6
Total	(143.6)	(108.4)	(35.2)

While First Uranium intends to apply the net proceeds of the Offering approximately as disclosed in the Corporation's final prospectus dated December 12, 2006 in connection with the Offering, such uses are by definition, based on estimates and assumptions and are subject to variance. In addition, there may be circumstances where, for sound business reasons, a re-allocation of the funds may be necessary or advisable.

Debentures

The Corporation intends to use the net proceeds from the issue of the Debentures together with the balance of the net proceeds of the Offering, to fund the Ezulwini Expansion Program, the development of the Ezulwini Mine and MWS as described above and for general corporate purposes. The net proceeds of $130.6 million from the issue of the Debentures are currently held in Canadian dollar denominated short-term deposits bearing interest at 4.85% per annum. The approval of the South African Reserve Bank ("SARB"), which was required in connection with the issue of the Debentures, included a condition that the Corporation transfers the net Debenture proceeds to bank accounts of the Corporation in South Africa and convert the funds to ZAR, by May 3, 2008. On April 30, 2008, Cdn$50 million was transferred to the Corporation's bank account in South Africa and converted to ZAR. The balance remains in Canadian dollar pending consideration by SARB of the Corporation's application to allow the funds to remain in Canada.

Cash flows

(thousands of dollars)	FY 2008	FY 2007
Cash flows utilized in operating activities	(1,723)	(15,743)
Cash flows utilized in investing activities	(111,612)	(24,373)
Cash flows from financing activities	131,624	178,470
Net effect of exchange rates on cash held in foreign currencies	7,536	–
Net increase in cash and cash equivalents for the year	25,825	138,354
Cash and cash equivalents at beginning of year	138,914	560
Cash and cash equivalents at end of year	164,739	138,914

The cash utilized in operating activities during FY 2008 was primarily used to fund the ongoing expenditures incurred by the Corporation during the year that more than offset the gross profit from gold sales. The cash utilized in operating activities during FY 2007 was mainly the result of a reduction in net receivables from related parties and an increase in accounts payable and accrued liabilities.

The cash utilized in investing activities in FY 2008 primarily relates to $93.0 million and $19.7 million of capital expenditures at the Ezulwini Mine and MWS, respectively. The cash utilized in investing activities in FY 2007 relates to capitalized pumping costs at the Ezulwini Mine.

The cash generated during FY 2008 from financing activities was primarily attributable to the $130.6 million of net proceeds raised from the Debentures in May 2007. The cash generated from financing activities during FY 2007 was attributable to the $177.7 million of net proceeds from the Offering in December of 2006.

The net effect of exchange rates on cash held in foreign currencies (Cdn$ and ZAR) during FY 2008 is primarily the result of the Debenture proceeds held in cash and the debt portion of the Debentures translated to US dollars at the exchange rate in effect at the end of FY 2008, while the equity portion of the Debentures was translated to US dollars at the rate in effect on the date that the Debentures were issued.

Financial Position and Liquidity

Assets

Cash and cash equivalents increased by $25.8 million during FY 2008 to $164.7 million as at March 31, 2008. The increase was primarily the net result of the $130.6 million of Debenture net proceeds, offset by capital expenditures of $112.7 million at the Corporation's two operations.

Accounts receivable of $9.7 million at March 31, 2008 (FY 2007: $1.7 million) were primarily comprised of $2.3 million of gold revenue (after toll-treatment and transport costs) and $6.5 million of value-added tax and goods and services taxes recoverable, mainly relating to the ongoing capital expenditures on the projects.

Inventories of $2.8 million at the end of FY 2008 (FY 2007: $0.3 million) include $0.5 million of gold work-in-progress and $1.6 million of spares and consumables from the MWS operations. At the end of FY 2008, the Corporation also had surface stockpiles at the Ezulwini Mine measured and valued at $0.7 million.

Property, plant and equipment increased to $204.7 million at March 31, 2008 (FY 2007: $31.0 million) representing capital expenditures at the Corporation's two mining operations as well as the $40.4 million of MWS assets acquired in June 2007 (see Note 4 to the Financial Statements) and the $10.2 million value of Buffelsfontein Tailings associated with the asset retirement obligation related to the processing of Buffelsfontein Tailings that was assumed during December 2007 (See Note 7 to the Financial Statements).

Cash capital expenditures at the Ezulwini Mine of $93.0 million for FY 2008 were primarily related to additions to mining infrastructure and construction of its gold and uranium plants. At MWS, cash capital expenditures of $19.7 million for FY 2008 were mostly related to the construction of the reclamation station and the pipeline between the Buffelsfontein Tailings and the MWS gold plant.

The increase in asset retirement funds to $4.8 million (FY 2007: $2.8 million) was the result of the $2.0 million environmental rehabilitation trust fund assumed by the Corporation on the acquisition of MWS in June 2007.

The $1.0 million loan to a related party represents the loan advanced to the President and Chief Executive Officer on October 17, 2007. (See Note 24 to the Financial Statements.)

Investing activities

During FY 2008, investing activities were primarily comprised of mining and pumping costs incurred and capitalized to mine development expenditures.

Liabilities

At March 31, 2008, total liabilities were $155.3 million (FY 2007: $11.1 million), consisting of the debt portion of $99.9 million of the Debentures (see Note 11 to the Financial Statements), accounts payable and accrued liabilities of $24.3 million (FY 2007: $5.7 million), the future tax liability in the amount of $10.6 million arising from the MWS acquisition, the asset retirement obligation of $19.9 million (FY 2007: $5.3 million) and the payable to a related party of $0.5 million (FY 2007: Nil).

Included in the accounts payable and accrued liabilities of $24.3 million (FY 2007: $5.7 million) at the end of FY 2008 was $8.7 million and $0.7 million of payables related to the capital expenditures incurred at the Ezulwini Mine and MWS, respectively, as well as trade payables of $7.2 million and $3.3 million related to the Ezulwini Mine and MWS operations, respectively.

The payable to a related party of $0.5 million at the end of FY 2008 results from transactions pursuant to the Shared Services Agreement between First Uranium and Simmer & Jack, which were incurred in the normal course of business. At the end of FY 2007, the Corporation had a receivable from a related party of $6.8 million, representing funds held by Simmer & Jack on behalf of the Corporation's South African operations while the Corporation was establishing their own bank accounts. (See Related Party Transactions in this MD&A.)

Asset retirement obligations increased as a result of the $2.8 million environmental rehabilitation obligation assumed with the MWS acquisition in June 2007 and the environmental rehabilitation obligation of $10.2 million relating to the mining of the Buffelsfontein Tailings commencing in December 2007. (See Note 12 to the Financial Statements.)

Liquidity and Capital Resources

At March 31, 2008, First Uranium had working capital of $152.4 million (FY 2007: $142.0 million). The increase in working capital from FY 2007 is mainly attributable to the net proceeds of $130.6 million from the Debentures offset by the $112.7 million cash utilized on capital expenditures incurred at the Corporation's two operations.

Capital investments of $312 million and $272 million, inclusive of expenditures to date, are the total estimated cash required to complete the capital projects at the Ezulwini Mine and MWS, respectively, for which current commitments of $40.3 million (FY 2007: $14.8 million) are in place. As at March 31, 2008, the Corporation's cumulative cash investments relating to its two projects were $133.4 million (FY 2007: $20.3 million).

Capital of $0.9 million was spent during FY 2008 in relation to the approved exploration budgets of $10 million for the contiguous properties to the north-east and south-east of the Ezulwini Mine and $30 million for the Ezulwini Mine. The extent to which the budgeted amounts are spent depends on the ongoing exploration results. Current commitments of $0.5 million relating to exploration work existed as at March 31, 2008.

The Corporation entered into an agreement with a third party, commencing in January 2009, to calcine the yellowcake received from First Uranium's operations to produce uranium oxide packaged for dispatch to converters ("Toll Treatment Agreement"). Either party may terminate the agreement on 18 months notice. The third party calciner will construct a plant with one-half of the capacity of the plant to be dedicated for the processing of the First Uranium yellowcake and will purchase a road tanker to transport the yellowcake from the First Uranium operations to the third party calciner's facility. First Uranium will pay one-half of the construction cost of the calcining plant up to a maximum of $1.8 million and one-half of the cost of the road tanker (together referred to as the "Loan"). The Loan will be effective as of January 5, 2009 and is to be repaid in monthly installments over a seven-year period commencing January 30, 2009. The Loan will bear interest at a rate equal to the prime overdraft rate as quoted by SARB, plus 2%, commencing January 5, 2009. If First Uranium cancels the agreement, in the absence of a right under the agreement to cancel the agreement in a prescribed circumstance, First Uranium will continue to be obligated to repay the entire Loan.

As at March 31, 2008, First Uranium had the following contractual obligations:

	Payments due by date				
(thousands of dollars)	Less than 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Operating leases	91	279	16	–	386
Purchase obligations	40,301	–	–	–	40,301
Asset retirement obligations	–	–	–	19,901	19,901
Senior unsecured convertible debentures	–	–	99,880	–	99,880
Total contractual obligations	40,392	279	99,896	19,901	160,468

Subsequent to March 31, 2008, the Corporation:

- entered into an agreement to purchase a 30 MW diesel-fired power plant and associated equipment, refurbished and configured in accordance with the Corporation's specifications for $8.5 million. The vendor will oversee the installation, construction, start-up and commissioning of the power plant at both of the Corporation's operations. Eighty percent of the purchase price is payable upon shipment of the power plant and the balance upon installation and the successful commissioning at site. The Corporation is responsible for shipping charges of approximately $750,000. In addition, the costs of civil, structural and electrical switchgear and transmission equipment are estimated to be $6.5 million.

- agreed to lease ten self contained diesel powered generating sets ("gensets") for an initial term of eighteen months. The fixed monthly rental charge is $13,500 per genset for the first twelve months, reducing to $12,500 per genset thereafter. After the initial eighteen months period, the Corporation has the option to extend the lease agreement period for up to sixty months, in successive twelve month periods. The fixed monthly charge per genset is $12,500 for months 19 to 24; $12,000 for months 25 to 36; $11,500 for months 37 to 48; and $11,000 for months 49 to 60. If the gensets are rented for sixty months, the Corporation is entitled to purchase the gensets for $50,000 per set. The Corporation is also obligated to pay a monthly fixed charge of $25,000 and a running hourly charge of EUR11.30 ($17.85). These charges are subject to indexation based on consumer price indexes. The Corporation is also responsible for $75,000 mobilization charges and $56,250 demobilization charges per shipment.

First Uranium anticipates that the estimated $471 million of capital required (exclusive of a proposed acid plant) over the remaining life of the Ezulwini Mine and MWS (inclusive of sustaining capital) as well as $40 million approved for the long-term Ezulwini Expansion Program are expected to be funded from existing cash and cash equivalents of $164.7 million and from internally generated cash flow from future sales-of gold and uranium at current price assumptions, along with funds that may be available under a proposed mandate letter and term sheet with a financial institution for a credit facility. Discussions in respect of the credit facility and potential lines of credit are ongoing. The Corporation expects to fund the proposed acid plant through a separate project and/or end-user financing arrangement.

Summary of Quarterly Results

The table below sets out selected financial data for the periods indicated (as derived from First Uranium's consolidated financial statements):

Fiscal Quarters Ended (thousands of dollars, except per share amounts)	Revenue	Loss (income) for the three months	Basic & diluted loss (earnings) per share	Total assets	Long term liabilities
March 31, 2008	6,360	(26,871)	(0.21)	387,742	(130,430)
December 31, 2007	6,633	(3,998)	(0.03)	404,555	(128,182)
September 30, 2007	6,254	3,051	0.02	389,554	(117,349)
June 30, 2007	2,183	5,471	0.04	373,549	(118,900)
March 31, 2007	Nil	(2,689)	(0.02)	181,427	(5,377)
December 31, 2006	Nil	(3,787)	(0.04)	195,374	Nil
September 30, 2006	Nil	786	0.01	8,839	Nil
June 30, 2006	Nil	(2,238)	(0.03)	4,120	Nil

Fourth Quarter Results

During Q4 2008, the Corporation generated $6.4 million revenue from gold sales at MWS at a total cost of sales of $3.6 million resulting in $2.8 million gross profit. Ezulwini generated $2.5 million revenue during Q4 2008 that has been credited against mine infrastructure cost relating to the Ezulwini Mine in Property, Plant and Equipment. Q4 2008 production at the Ezulwini Mine was limited as a result of the decision to curtail underground development due to the shutdown of toll-milling capacity and lack of sufficient ventilation due to the shortage of power during the initial months of the Power Situation and the slower than anticipated shaft refurbishment program.

The operating loss (loss before interest, accretion expenses and foreign exchange translation losses) for Q4 2008 was $8.6 million and is the result of higher ongoing expenditures relating to development and corporate activities during the quarter as well as higher stock-based compensation cost as a result of the 2.2 million stock options granted during Q4 2008.

The Corporation recorded a loss in Q4 2008 of $26.9 million which is primarily attributable to the ongoing expenditures as well as foreign exchange translation losses of $16.2 million resulting from the significant weakening of the ZAR against the US$ during Q4 2008.

Cash flows utilized in operating activities was $23.8 million which is the result of increased ongoing expenditures during the quarter as well as the foreign exchange translation losses incurred during the quarter.

Cash used in investing activities was $23.8 million of which $22.3 million was comprised of capital expenditures incurred at the Corporation's two operations.

There was a $0.2 million increase in cash from financing activities due to the exercise of 30,476 stock options during Q4 2008.

Outlook

As mentioned above, the Corporation conducted studies to assess the economic viability of First Uranium generating its own power at the Ezulwini Mine and MWS for the next five years and to build its own acid plant to secure future supply of sulphuric acid for its uranium plants at reduced costs. The following table summarizes the impact of the power supply and acid cost changes at the Ezulwini and MWS:

Operating Cost Impact of Revised Project Economics

	MWS	Ezulwini Mine
Electrical power required	43 MW	56MW
Eskom commitment	29 MW	32MW
Self-generated power	14 MW	24MW
Life-of-mine average operating costs		
Operating cost per reclaimed tonne gold ($/tonne)	2.12	
Operating cost per concentrate tonne U_3O_8 ($/tonne)	9.82	
Operating cost per milled tonne ($/tonne)		71.82
Uranium cash cost ($/pound)	22	33
Gold cash cost ($/ounce)	347	376
Capital expenditures	$251 million	$220 million
Average annual life-of-mine production		
Uranium (pounds)	1,317,000	952,000
Gold (ounces)	130,000	306,000
MWS production milestones		
1st module of gold plant	June 2007	
2nd module of gold plant	Dec. 2008	
3rd module of gold plant	Dec. 2009	
1st module of uranium plant	Dec. 2008	
2nd module of uranium plant	Dec. 2008	
3rd module of uranium plant	Dec. 2009	
Ezulwini Mine production milestones		
Gold plant commissioning commences		April 2008
1st 50,000 tonne per month mill		June 2008
Uranium plant commissioning commences		June 2008
2nd 50,000 tonne per month mill		Sep 2008
3rd 50,000 tonne per month mill		Jan 2009
4th 50,000 tonne per month mill		Jan 2009
NPV_8	$413 million	$667 million
IRR	70%	336%

Notes:
1. The assumed exchange rate for South African rand for all dates in the table above is as shown in the table below.
2. Co-product costs assume that operating cash costs are split in proportion to the revenue earned from each product.
3. NPV is calculated using a nominal discount rate of 8%.
4. The MWS figures differs from the November 2007 model in that the Corporation's fiscal year 2008, which ended on March 31, 2008, has not been considered in the above calculations.
5. At MWS, the first gold plant module became operational with the acquisition of the MWS gold plant in June 2007.
6. The Corporation previously disclosed the NPV as $419 million and an IRR of 75% for MWS.

The following assumptions were used in the above assessment of the impact of the power supply and acid cost changes at Ezulwini and MWS:

	Unit	Mar 2009	Mar 2010	Mar 2011	Mar 2012	Beyond Mar 2012
Gold price	($/oz.)	890	907	874	797	711
Uranium price	($/lb.)	96	92	79	75	50
Currency exchange rate	(ZAR/$US)	7.27	7.36	7.50	7.45	7.57
Market sulphuric acid price (incl. transport)	$/tonne	350	265	170	95	95
Project sulphuric acid price (MWS)	$/tonne	266	266	34.2	34.2	34.2
Project sulphuric acid price (Ezulwini)	$/tonne	565	565	47.5	47.5	47.5

Based on the positive economic results of the studies, the Corporation also entered into an agreement to purchase a power plant (30 MW, comprised of twelve 2.5 MW generating sets) that is expected to arrive in South Africa during July 2008, with construction, installation and commissioning to be completed during December 2008. The Corporation also entered into an agreement to lease gensets (1 MW each) with a combined capacity of 10 MW that will be delivered to the Ezulwini Mine over a three-month period with the first four generators arriving during July 2008 with commissioning by the end of the month. (See Liquidity and Capital Resources in this MD&A)

In April 2008, the Corporation also announced plans, subject to financing, to purchase and install at the MWS facility an "off the shelf" acid plant to produce sulphuric acid to reduce the future costs and secure the supply of acid required for its two uranium and gold mining projects. The projected cost is approximately $124 million. Based on an analysis of pyrite feed-stock potential from the MWS tailings dams, a preliminary technical assessment and a recent market analysis, the Corporation expects that it will take nineteen months to procure and commission the acid plant with anticipated production beginning in January 2010. Until the Corporation can produce its own acid, it has secured its initial requirements for sulphuric acid in a market where acid supplies remain very tight. The Corporation anticipates that significant acid price increases will continue in the medium term, as acid prices are closely related to the market for sulphur which is also indicating tight supply and significant price increases. A specification and procurement study has been initiated and is expected to be completed by the middle of the second fiscal quarter. To date the Corporation has not made any capital commitments with regards to the acid plant.

Once the acid plant is completed, the Corporation will direct all of the pyrite currently produced as waste at the MWS plant to the acid plant for the production of sulphuric acid, which will eliminate the need to source acid from third-party vendors. Since the planned production of the acid would be more than sufficient to supply both the Ezulwini Mine's and MWS's projected acid requirements, excess acid could be sold into the market at the then prevailing market rates. In addition, as the production of acid in the plant will be an exothermic reaction, there is the opportunity to generate a by-product of approximately 4 MW of power, which will be available to augment the power supply to MWS.

The next major milestone for the Ezulwini Mine is the completion of the commissioning of the 200,000 tonne per month gold plant, which is on schedule for June 2008 and to produce gold bullion in July 2008. The 100,000 tonne per month uranium plant is on schedule to deliver its first shipment of yellowcake in August 2008. Current mine production from the UE section and the ME section is being stockpiled separately on surface to feed the plants during its commissioning phases.

In addition to the Toll Treatment Agreement with a third party discussed in this MD&A under Liquidity and Capital Resources, the Corporation also entered into an interim off-take agreement with the third party, for the period from the planned startup of the uranium plant at the Ezulwini Mine in June 2008 until January 2009, pursuant to which the third party will purchase First Uranium's yellowcake production at rates based on the then prevailing spot prices.

At MWS, the pipeline from the Buffelsfontein No.2 tailings dam to the MWS gold plant is complete and operating. Commissioning of the introduction of the new material from the Buffelsfontein No.2 tailings dam to the MWS gold plant is ongoing. Upgrades to re-pulping of the tailings, the pumping and the plant processes are expected to improve volume, recoveries and costs in the MWS gold plant.

An upgrade to accommodate a deposition rate of 1.3 million tonnes of material per month on the MWS No.5 tailings dam is planned in advance of the commissioning of the second module of the MWS gold plant and the first two modules of the uranium plant.

Related Party Transactions

On December 20, 2006, First Uranium and Simmer & Jack entered into a shared services agreement (the "Shared Services Agreement"). For a description of the Shared Services Agreement, see the Corporation's AIF for 2008. During FY 2008, the Corporation paid $2.3 million to Simmer & Jack pursuant to the Shared Services Agreement (FY 2007: $2.6 million). During FY 2008 $0.9 million of the fees charged by Simmer & Jack relating to technical services provided to the Ezulwini Mine and MWS were capitalized (FY 2007: $2.0 million).

Prior to December 2006, the Corporation shared its premises with other companies that had common directors and reimbursed the related companies for its proportional share of expenses or was reimbursed by the related companies for their proportional share of expenses. During FY 2007, the Corporation was also charged $0.6 million for consulting services provided by related directors, officers and consultants of the Corporation.

First Uranium has agreed to reimburse Simmer & Jack for 50% of the fees that Simmer & Jack is required to pay to an empowerment company for consulting. During FY 2008 the Corporation paid $0.2 million to Simmer & Jack in connection with such services (FY 2007: $0.05 million).

As previously disclosed and at the same time as the Offering, the Corporation entered into an agreement on December 12, 2006 with Waterpan providing for the acquisition of the remaining 10% of the shares of EMC in consideration for 6.1 million common shares of First Uranium. On December 14, 2007 this transaction was completed. (See Note 1, 13 and 24 to the Financial Statements.)

On September 13, 2007, the Ezulwini Mine acquired a reconditioned mill for the first 50,000 tonne per month milling unit from BGM for a consideration of $1.7 million.

On September 27, 2007, the Board approved a loan in the amount of Cdn$1 million to the President and Chief Executive Officer of First Uranium for the purpose of facilitating the relocation of his family to Toronto, where the corporate office is located. The loan carries interest at 4% payable monthly in arrears, is for a term of six years from date of closing of the purchase of a family residence and is unsecured. The loan was advanced on October 17, 2007. Interest of $14,680 was received during FY 2008.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and reported amounts of revenues and expenditures during the reporting period. Note 2 to the Financial Statements describes all of the Corporation's significant accounting policies.

Property, plant and equipment

The cost of an item of property, plant and equipment is recognized as an asset when:

- it is probable that future economic benefits associated with the item will flow to the Corporation; and
- the cost of the item can be measured reliably.

Costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service it. If a replacement cost is recognized in the carrying amount of an item of property, plant and equipment, the carrying amount of the replaced part is derecognized.

Property, plant and equipment are carried at cost less accumulated amortization and any impairment losses.

Amortization is provided on all property, plant and equipment other than freehold land, to write down the cost, less residual value, over their useful lives. See Note 2.5 to the Financial Statements for detail.

Exploration costs incurred to the date of establishing that a property has mineral reserves, which have the potential of being economically recoverable, are expensed. Exploration and development expenses incurred subsequent to this date are capitalized. If the project becomes feasible, the costs are amortized over the life of the mine. If the project is stopped, the costs are written off immediately.

Once a development mineral property goes into commercial production, the property is classified as "Producing" and the accumulated costs are amortized over the estimated recoverable reserves in the current mine plan using a unit-of-production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.

Costs associated with start-up activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Corporation is ready to commence service. Any revenues earned during this period are recorded as a reduction in deferred start-up costs. These costs are amortized using the units-of-production method over the life of the mine, commencing on the date of commercial service.

The amortization charge for each period is recognized in earnings or loss unless it is included in the carrying amount of another asset.

Asset retirement obligations

The Corporation recognizes the fair value of a future asset retirement obligation as a liability in the year in which it incurs a legal obligation associated with the retirement of tangible long-lived assets resulting from the acquisition, construction, development, and/or normal use of the assets. The obligations are measured initially at fair value and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the statement of operations, deficit, and comprehensive income. Changes in the amount or timing of the underlying future cash flows are immediately recognized as an increase or decrease in the carrying amounts of the liability and related assets. These costs are amortized to the results of operations over the life of the asset.

The Corporation's activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.

Stock-based compensation

The Corporation has a stock-based compensation plan which is described in Note 14 to the Financial Statements. The Corporation accounts for all stock-based payments under the fair value based method.

Under the fair value based method, compensation cost is measured at fair value at the grant date. Compensation cost is recognized in earnings on a straight-line basis over the relevant vesting period. The counterpart is recognized in contributed surplus. Upon the exercise of a stock option, share capital is recorded at the sum of the proceeds received and the related amount of contributed surplus. The fair value relating to forfeited stock options is debited to contributed surplus and credited to the statement of operations and deficit, and comprehensive loss.

Changes in accounting policies

Effective April 1, 2007, the Corporation adopted two new accounting standards that were issued by the Canadian Institute of Chartered Accountants ("CICA"):

- Handbook Section 1530 – Comprehensive Income
- Handbook Section 3855 – Financial Instruments – Recognition and Measurement

As provided under the standards, the comparative consolidated financial statements have not been restated. There were no transitional effects and as a result no adjustments have been recorded to deficit as at April 1, 2007.

Section 1530 – Comprehensive Income

This section describes the reporting and disclosure standards with respect to comprehensive income and its components. Comprehensive income or loss consists of changes in the equity of the Corporation from sources other than the Corporation's shareholders, and includes earnings or losses of the Corporation, the foreign currency translation adjustment relating to self sustaining foreign operations and unrealized gains and losses on changes in fair values of available-for-sale assets and effective cash flow hedging instruments. Other comprehensive income or loss comprises revenues, expenses and gains and losses that are recognized in comprehensive income or loss but are excluded from earnings or losses for the year. This change in accounting policy had no effect on the consolidated financial statements of First Uranium.

Section 3855 – Financial Instruments – Recognition and Measurement

This section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the consolidated balance sheet when the Corporation becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition, except for certain related party transactions. Fair value is the amount at which an item could be exchanged between willing parties. Measurement in subsequent periods depends on whether the financial instruments have been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

The Corporation designated certain financial assets and financial liabilities and adopted the following new accounting policies:

Cash and cash equivalents
Cash and cash equivalents are classified as "assets available-for-sale" and are measured at fair value at each balance sheet date. Any changes in fair value are recognized in Other comprehensive income in the period in which the change arises. Fair value is calculated using published price quotations in an active market, where applicable. The carrying amounts for cash and cash equivalents at March 31, 2008 approximated their fair values because of their short terms of maturity; no adjustments were made to the opening values.

Accounts receivable and receivables from related parties
These assets are classified as "loans and receivables" and are recorded at amortized cost, which upon their initial measurement is equal to their fair value. Subsequent measurements are recorded at amortized cost using the effective interest rate method. The carrying amounts for these assets as at March 31, 2008 approximated their fair values because of their short terms of maturity; no adjustments were made to the opening values.

Asset retirement funds
Asset retirement funds are classified as "assets available-for-sale" and are measured at fair value at each balance sheet date. Any changes in fair value are recognized in Other comprehensive income in the period in which the change arises. Fair value is calculated using the quoted prices of South African equities in an active market, with interest and dividends recognized in net income. Any equities without market quotes are carried using the cost method. The carrying values for the asset retirement funds as at March 31, 2008 approximated their fair values; no adjustments were made to the opening values.

Accounts payable and accrued liabilities and payable to related parties
These liabilities are classified as "other financial liabilities" and are initially measured at their fair values. Subsequent measurements are recorded at amortized cost using the effective interest rate method. The carrying values for these liabilities as at March 31, 2008 approximated their fair values; no adjustments were made to the opening values.

Senior unsecured convertible debentures
The sum of the carrying amounts assigned to the liability and equity components of the convertible debentures on initial recognition is always equal to the carrying amount that would be ascribed to the instrument as a whole. The debt portion is recorded at fair value on initial recognition and subsequently accreted over the life of the convertible debentures. No gain or loss arises from recognizing and presenting the components of the instrument separately. The relative fair value method is used to determine the value of the option directly either by reference to the fair value of a similar option, if one exists, or by using an option pricing model. The value determined for each component is then adjusted on a pro rata basis to the extent necessary to ensure that the sum of the carrying amounts assigned to the components equals the amount of the consideration received for the convertible debentures.

Section 1506 - Accounting Changes

In July 2006, the CICA issued a new version of Section 1506 of the CICA Handbook, "Accounting Changes". This new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. This new section was adopted by the Corporation on January 1, 2007 and had no impact on the Corporation's results.

Accounting policy choice for transaction costs
On June 1, 2007, CICA Emerging Issues Committee issued Abstract no. 166, "Accounting Policy Choice for Transaction Costs" (EIC 166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. EIC 166 requires retroactive application to all transaction costs accounted for in accordance with Section 3855. The current recognition policy for transaction costs is consistent with this guidance.

On December 1, 2007, the CICA issued the following new accounting standards which became effective for interim periods beginning on or after October 1, 2007:

Section 1535 - Capital disclosures
This Section establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure of the entity's objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non compliance. The Corporation has included disclosures recommended by Section 1535 in Note 22 to the Financial Statements.

Section 3862 - Financial instruments - disclosures
This Section describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risk arising from financial instruments to which the entity is exposed and how the entity manages those risks. The Corporation has included disclosures recommended by Section 3862 in Note 23 to the Financial Statements.

Section 3863 - Financial instruments - presentation
This Section establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirement of Section 3861, "Financial Instruments – Disclosure and Presentation". The Corporation has included disclosures recommended by Section 3863 in Note 23 to the Financial Statements.

Future accounting standards

The CICA issued the following amendments to the accounting standards for periods beginning on or after January 1, 2008:

General standards on financial statement presentation
Section 1400 "General standards on financial statement presentation" has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The Corporation does not expect the adoption of these changes effective January 1, 2008, to have an impact on its consolidated financial statements.

Inventories
Section 3031 "Inventories" provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign cost to inventories. The Corporation does not expect the adoption of these changes effective January 1, 2008, to have an impact on its consolidated financial statements.

Goodwill and intangible assets
Section 3064, "Goodwill and intangible assets" establishes revised standards for recognition measurement, presentation and disclosure of goodwill and intangibles assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, "Revenues and expenses during the pre-operating period". As a result of the withdrawal of EIC 27, the Corporation will no longer be able to defer costs and revenues incurred prior to commercial production at new operations. This is effective for periods beginning on or after January 1, 2009.

Outstanding Share Data

	FY 2008	FY 2007
Common shares outstanding at beginning of period	121,686,047	87,536,047
Shares issued during the period	9,387,990	34,150,000
Common shares outstanding at end of period	131,074,037	121,686,047
Unexercised stock options outstanding at end of period	3,438,956	1,223,001
Average strike price of outstanding options (Cdn$)	9.13	7.30

As at June 9, 2008, First Uranium had 131,074,037 common shares outstanding and there were 3,438,956 unexercised stock options outstanding, at an average strike price of Cdn$9.13 per share.

As at March 31, 2008 and June 9, 2008, First Uranium also had $135.1 million (Cdn$150 million) principal amount of Debentures outstanding which are convertible into 60.9013 common shares for each Cdn$1,000 principal amount of Debentures, representing 9,135,195 common shares.

Risks and Uncertainties

Uncertainties

There are a number of uncertainties in the mining business of First Uranium that are beyond First Uranium's control, including:

- demand and prices for the Corporation's future production of uranium and gold
- the consistent supply of sufficient electrical power
- the consistent supply of sufficient sulphuric acid
- government legislation regarding mining companies in South Africa
- securities regulation regarding public listed companies in Canada and South Africa
- foreign exchange rates
- interest rates
- the decisions and activities of the Corporation's competitors in the uranium and gold mining business, which impact the supply of uranium and the demand for available services, construction materials, labour and the rights for prospecting and mining
- the continued endorsement of nuclear power as a preferred source for the world's energy needs
- the decisions of investors to continue to buy and hold the securities of the Corporation
- natural disasters, war or random occurrences or acts that could result in a material change to economic and market performance, business conditions or operations

Risks

In addition, First Uranium's mining properties are in the development stage and are subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, certain business, operational and market risks. For a detailed discussion of the Corporation's risks please refer to the Corporation's 2008 AIF, which is available on the Corporation's website www.firsturanium.com and on www.sedar.com or upon request from the Corporation.

Business Risks

Simmer & Jack
Simmer & Jack and First Uranium share the Chair of the Board and the same President & CEO, as well as several services that benefit both companies.

In addition, SARB requires that Simmer & Jack maintain a controlling interest in the Corporation, which could reduce or impede the Corporation's ability to raise additional required funds at favourable rates should Simmer & Jack desire to avoid dilution of their shareholding in the Corporation.

First Uranium also relies on Simmer & Jack for its BEE credentials, among other things.

Black Economic Empowerment ("BEE") Requirements
Failure to comply with BEE requirements could jeopardize First Uranium's ability to obtain and retain mining and prospecting rights. There is also no guarantee that the interests of First Uranium will be wholly aligned with the interests of its (direct or indirect) BEE shareholders.

Mining and prospecting rights, licenses and titles
The Corporation has not obtained all mining rights and government approvals required to develop its proposed uranium and gold project at MWS. The Corporation will make significant expenditures in respect of MWS prior to it obtaining the mining rights necessary to construct and operate its project.

Senior Management
As a new company with a small management team, First Uranium is dependant on certain key management personnel for the successful operation of the business. Loss of key personnel could harm the Corporation's operations and financial condition.

Business interruption
The Corporation is exposed to risks that could interrupt its business. One of the Corporation's two projects, the Ezulwini Mine, is an underground mine that has historically had ground movement problems in the UE shaft pillar. On one occasion it was necessary to cease shaft operations and excavate the lava unit around the shaft and then to reinstall the necessary shaft hardware. To eliminate the ground control problems in the shaft area, the Corporation is executing its plan to mine out the shaft pillar and to stabilize the main shaft.

There is a risk of flooding at the Ezulwini underground mine, where the Corporation pumps approximately 65 million litres of water from the site every day. The pumps are well maintained and there are several contingency arrangements including multiple power sources, large diesel generators, back-up pumps and catch basins in the event of failure of the main pumps. The mine has never been flooded, including during the period of 2001 through 2006 when the mine ceased operations and was on care and maintenance.

Disclosure
The Corporation is required to comply with securities reporting legislation and accounting standards in Canada and South Africa. To ensure that the First Uranium meets its regulatory obligations and mitigate risks associated with inaccurate or incomplete disclosure, the Audit Committee is responsible for reviewing and assessing the quality and integrity of the Corporation's continuous disclosure documents. The Corporation is also in the process of implementing a disclosure policy.

Insurance
First Uranium's insurance coverage does not cover all of its potential losses, liabilities and damage related to its business and certain risks are uninsured or uninsurable. The Corporation makes its insurance decisions based on the likelihood of any risk occurring, the cost of the insurance and the Corporation's tolerance for risk.

Financing
Although management believes that First Uranium has secured sufficient financing to bring its two projects into production as currently contemplated, the Corporation may require additional capital in the future and no assurance can be given that such capital will be available at all, or on terms acceptable to First Uranium.

Foreign Currency Exchange Rates
The Corporation has exposure to the risk of significant change in foreign currency exchange rates between US dollars, Canadian dollars and the South African rand. Most of the Corporation's expenses are currently in rand. When the Corporation starts to produce and sell uranium and gold, those sales will be in US dollars. As a result, an increase in the US dollar value of the rand would decrease profitability. In addition, the Corporation runs a small office in Canada and any further increase in the value of the Canadian dollar relative to the US dollar, increases expenses as the Corporation's reporting currency is in US dollars.

Operational Risks

Mining
The business of mining generally involves a high degree of risk and First Uranium has a limited operating history. No assurance can be given that the development and bringing into commercial production of a mine or tailings processing facility will be completed as contemplated and for the estimated capital costs or within the estimated schedule. Also, no assurance can be given that the intended production schedule, metal recoveries, estimated operating costs and/or that profitable operations will be achieved.

Confidence in resources
The economic analysis for the Ezulwini project is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as mineral reserves. There is no certainty that the reserves, development, production and economic forecasts on which such preliminary assessments are based, will be realized.

Labour
The Corporation will employ most of its labour at its two project sites. There has historically been much higher employment in the areas of the two projects and management does not consider availability of general labourers a risk. The higher demand for uranium, gold and other metals has raised the demand for skilled professionals, such as mining engineers, metallurgists and geologists.

The cost of that labour is a risk since labour costs have risen significantly since the last time uranium mines were in production at these sites. Higher costs have been identified and factored into the economic forecasts for these projects.

A trend that could increase risk for the Corporation is the heightened labour unrest in South Africa. Workers at various South African mining operations have been demanding, through their unions, higher compensation as a result of increased revenues in the mining sector being driven by rising mineral prices. Strikes have been threatened during some of the negotiations. First Uranium has mitigated the threat of work stoppages by negotiating recent settlements with unions representing workers at its operations.

Similarly, workers in other industries have been demanding higher compensation and threatening strike action. One such example is the strike by petroleum workers in early August 2007, which limited the supply of petrol. Strikes in the public sector and service industries, if protracted, also have the potential to disrupt the development of the Corporation's two projects. No material delays have been experienced to date and the projects are on track for their scheduled completion dates.

South Africa has significantly higher HIV infection rates than those prevailing in North America and Europe. Current and future First Uranium employees may have or could contract this potentially deadly virus. While the Corporation is not aware of any lost-time incident related to HIV, the prevalence of HIV could cause the Corporation to sustain higher costs to replace sick employees.

Operational safety is considered a top priority by management and the Board has established an Environmental, Health and Safety Committee. The Committee has the responsibility to review and make recommendations in regard to the Corporation's health and safety programs and compliance issues.

Power
Regular power outages have recently beset South Africa, causing disruption in business activities. Coal-fed power stations have run low on fuel and several power-generating facilities have been down for maintenance. No new power-generating facilities are expected to start up in South Africa until 2012. Eskom's primary response to these power deficiencies is to ask that its customers conserve energy and/or to restrict the amount of power supplied to them.

On January 24, 2008, Eskom advised that continuity of electric power supply could not be guaranteed. Specific warnings were communicated to South African mining companies, including the Corporation, which were specifically asked by Eskom to reduce power consumption to 80% of load requirements. While this was subsequently increased to 90%, Eskom also informed mining companies that this authorization could be withdrawn at a later date, as electrical power supply remains tight.

To mitigate the impact of these power restrictions, the Corporation is in the process of adding power generation to its two projects, having committed to purchase a power plant and lease diesel-powered generators, which will secure a total capacity of 54 MW of power at the Ezulwini Mine.

See also the section entitled, Assessment of the Impact of the Power Situation for each operation as discussed earlier in this MD&A.

Acid
Reduced availability of electrical power in South Africa has caused cutbacks in the operation of smelters and other facilities that produce sulphuric acid as a byproduct. The reduced supply of acid, increases in the cost of elemental sulphur (which is used to produce acid) and increased demand for acid in the base metal sector and for fertilizer production have led to rapidly increasing global acid prices. The Corporation has assessed and confirmed the economic viability of constructing an acid plant to provide the required sulphuric acid for its operations to mitigate the effects of supply constraints and rapidly rising costs for acid.

On April 21, 2008, the Corporation announced that, subject to financing, it will purchase and install an "off the shelf" acid plant to produce sulphuric acid to reduce the future costs and secure supply of acid required for the Ezulwini Mine and MWS. Based on an analysis of pyrite feed-stock potential from the MWS tailings dams, a preliminary technical assessment and a recent market analysis, the Corporation expects that it will take 19 months to procure and commission the acid plant with anticipated production beginning in January 2010. Until the Corporation can produce its own acid, it has secured its initial requirements for sulphuric acid in a market where acid supplies remain very tight. The Corporation anticipates significant acid price increases that are expected to continue in the medium term, as acid prices are closely related to the market for sulphur which is also indicating tight supply and significant price increases.

Construction Costs
First Uranium is in the development stage and is building its gold and uranium plants. To complete the construction of these plants requires steel, concrete and construction tradespeople. With the vast amount of construction underway in South Africa, materials and construction tradespeople are difficult to acquire and retain, particularly in light of the upcoming World Cup of soccer in South Africa in 2010 and the high metal prices, which has driven the demand for new mines and plants around the world.

To mitigate this risk, First Uranium has secured its supply of materials and tradespeople for the construction of the mills and the gold and uranium plants for the planned modules of the Ezulwini Mine.

For MWS, the required materials to expand the gold plant and build the uranium plant have not yet been secured. To mitigate the impact of rising costs, the Corporation has ordered the long-lead items for expansion of this project.

Fuel
Rising costs of fuel impact the costs of running the plants and the transportation of labour and materials to the sites and eventually the costs of moving rock from the underground mine and the metals that are to be produced at both projects. Higher costs of other fuels have increased the demand for uranium offsetting the negative impact of the increase in the costs of these fuels in the Corporation's operations.

As a result of the Corporation's decision to install diesel-powered generators, it will be exposed to changes in the availability and price of diesel fuel. Close geographic proximity to a government source of fuel provides the Corporation with some confidence in its ability to source some of its diesel fuel requirements domestically, but it may also have to transport diesel fuel from South African ports. To mitigate the risk of price escalation for the transport of diesel fuel, the Corporation will seek long term transportation contracts.

Securing Permitting for Tailings Deposition Areas
The success of MWS is, in part, dependent on the permitting of sufficient tailings deposition areas. While one such deposition area was acquired in June 2007, the Corporation requires permitting for one additional deposition area in the next two to three years. Failure to acquire permitting for such an area on schedule could delay production of uranium and gold at this project.

Environmental and hazardous materials
Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive. Mining operations have inherent risks and liabilities associated with pollution of the environment and the disposal of waste products and hazardous materials occurring as a result of mining and production. First Uranium cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results of operations.

First Uranium's proposed mining projects are subject to the risk of uranium exposure. The Corporation has put systems in place to manage exposure to uranium or uranium metal and no known exposures have occurred at First Uranium to date. Exposure by First Uranium's employees, however, could result in the Corporation having to incur extra compensation costs.

Market risks

Uranium and Gold Prices
First Uranium's future revenues will be directly related to the world market prices of uranium and gold as its revenues will be derived primarily from gold and uranium mining, assuming that First Uranium is able to develop one or more of the Ezulwini Mine and MWS projects. Uranium and gold prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors beyond First Uranium's control.

If, after the commencement of commercial production, uranium and/or gold prices fall below the costs of production at First Uranium's mines for a sustained period, it may not be economically feasible to continue production at such sites. This would materially and adversely affect production, profitability and First Uranium's financial position. A decline in uranium and/or gold prices may also require First Uranium to write down its mineral reserves and mineral resources, which would have a material adverse effect on its earnings and profitability. First Uranium's future profitability may be materially and adversely affected by the effectiveness of any hedging strategy. While First Uranium currently does not hedge or forward sell any of its future gold and uranium production, should circumstances in future so warrant (including the need to obtain debt financing), First Uranium may hedge, or forward sell, future production.

The spot price for uranium ranged between $60 and $136 per pound during FY 2008 but the more indicative price for establishing contracts is the term price which has ranged between $85 and $95 per pound during FY 2008. As of June 9, 2008, the uranium spot price was $59 per pound and the term price was $90 per pound. The spot price for gold ranged between $642.10 and $1,011.25 per ounce during FY 2008. As of June 9 2008, the gold spot price was $896.25 per ounce. The Corporation has no plans to hedge the price it receives for its gold production at this time.

Public Perception and Acceptance of Nuclear Energy
Growth of the uranium and nuclear power industry will depend, amongst other factors, upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact the continuing acceptance of nuclear energy and the future prospects for nuclear power generation, which may have a material adverse effect on First Uranium.

Uranium and Gold Industry Competition
International uranium and gold industries are highly competitive. There is no guarantee that First Uranium will be able to compete successfully with other mining companies, particularly the larger, seasoned mining companies. The Corporation can not assure that it will be able to compete successfully with its competitors in developing or acquiring uranium or gold projects or in attracting and retaining skilled and experienced employees.

First Uranium intends to market its uranium in a number of potential markets in direct competition with supplies available from a relatively small number of mining companies. Current and future international trade agreements and policies, governmental policies and trade restrictions are beyond the control of First Uranium and may affect the supply of uranium available to the market.

Competition from other energy sources
Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydroelectricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates.

Additional Information

Additional information relating to First Uranium is included in the Corporation's Annual Information Form dated June 9, 2008 and it is available on SEDAR at www.sedar.com.

Forward-looking Information

This MD&A and consolidated financial statements for the year ended March 31, 2008 contain certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the availability of electrical power, the planned addition of owner-operated power generation, price of uranium and gold, price of electrical power, supply and price of sulphuric acid, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the realization of estimated pyrite content in MWS tailings dams, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, availability of financing on acceptable terms, government regulation of mining operations, environmental risks, unanticipated reclamation expenses and title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "goal", "objective", "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Corporation's expectations as at the date of this MD&A; (ii) actual results may differ materially from the Corporation's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Corporation cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason. In making the forward-looking statements in this MD&A, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) consistent supply of sufficient power will be available to develop and operate the projects as planned; (ii) approvals to transfer or grant, as the case may be, mining rights or prospecting rights will be obtained; (iii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iv) mineral resource estimates are accurate; (v) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (vi) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Corporation and their investment in the Corporation's common shares to a sufficient level to continue to support the Corporation's compliance with 2014 BEE requirements; and (viii) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

Form 52-109F1 - Certification of Annual Filings

I, Emma Oosthuizen, Senior Vice President and Chief Financial Officer of First Uranium Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of First Uranium Corporation (the "issuer") for the period ending March 31, 2008;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED this 9th day of June, 2008

"Emma Oosthuizen" (signed)

Emma Oosthuizen
Senior Vice President and Chief Financial Officer

Form 52-109F1 - Certification of Annual Filings

I, Gordon Miller, President and Chief Executive Officer of First Uranium Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of First Uranium Corporation (the "issuer") for the period ending March 31, 2008;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED this 9th day of June, 2008

"Gordon T. Miller" (signed)

Gordon T. Miller
President and Chief Executive Officer

first Uranium

RECEIVED

2008 OCT -8 P 12: 11

CONSOLIDATED FINANCIAL STATEMENTS
for the year
ended March 31, 2007

First Uranium Corporation

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles and reflect informed judgments and estimates based on currently available information and with due consideration given to materiality. Management acknowledges its responsibility for the fairness, integrity and objectivity of all information in the consolidated financial statements.

As a means of fulfilling its responsibility, management relies on the Corporation's system of internal controls. This system has been established to ensure, within reasonable limits, that the assets are safeguarded, transactions are properly recorded and are executed in accordance with management's authorization and that the accounting records provide a solid foundation from which to prepare the consolidated financial statements.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting solely of non-management directors. The Audit Committee meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of the external audit, the adequacy of the system of internal controls and financial reporting issues.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

"Gordon Miller" (signed)

Gordon Miller
Chief Executive Officer

"Emma Oosthuizen" (signed)

Emma Oosthuizen
Chief Financial Officer

June 13, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

June 13, 2007

Auditors' Report

To the Shareholders of
First Uranium Corporation

We have audited the consolidated balance sheets of **First Uranium Corporation** as at March 31, 2007 and 2006 and the consolidated statements of expenditures and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants, Licensed Public Accountants

First Uranium Corporation

Consolidated Balance Sheets

as at March 31, 2007 and March 31, 2006
(in United States Dollars)

	Notes	2007 US$'000	2006 US$'000
ASSETS			
Current assets			
Cash and cash equivalents		**138,914**	560
Accounts receivable	3	**1,713**	143
Inventories	4	**292**	-
Amount receivable from related party	19	**6,763**	2,730
		147,682	3,433
Non-current assets			
Property, plant and equipment	5	**30,954**	-
Asset retirement fund	6	**2,791**	-
		33,745	-
Total assets		**181,427**	3,433
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities	8	**5,702**	787
Amount payable to related party	19	**-**	5,300
		5,702	6,087
Non-current liabilities			
Asset retirement obligation	9	**5,377**	-
		5,377	-
SHAREHOLDERS' EQUITY			
Share capital	10	**182,673**	4,176
Contributed surplus	11	**2,460**	27
Accumulated deficit		**(14,785)**	(6,857)
		170,348	(2,654)
Total equity and liabilities		**181,427**	3,433

See accompanying notes to the Consolidated Financial Statements, including:

- *Basis of preparation*
- *Contractual obligations*
- *Subsequent events*

Approved on behalf of the Board of Directors

"Nigel R. G. Brunette" (signed)

Nigel R. G. Brunette
Non-executive Chairman

"Robert M. Franklin" (signed)

Robert M. Franklin
Non-executive Director

June 13, 2007

First Uranium Corporation

Consolidated Statements of Expenditures and Deficit

for the years ended March 31, 2007 and March 31, 2006
(in United Stated Dollars)

	Notes	2007 US$'000	2006 US$'000
Expenditures			
Consulting and management fees	19	**2,224**	1,494
General and administrative expenditure		**1,024**	261
Stock-based compensation	11	**2,460**	27
Pumping and feasibility costs		**844**	5,104
Amortization of property, plant and equipment	5	**14**	-
Operating loss		**(6,566)**	(6,886)
Interest income	19	**3,433**	-
Interest expense	19	**(162)**	-
Foreign exchange (losses)/gains	12	**(4,612)**	29
Loss before income taxes		**(7,907)**	(6,857)
Provision for income taxes	13	**(21)**	-
Net loss for the year		**(7,928)**	(6,857)
Accumulated deficit at the beginning of the year		**(6,857)**	-
Accumulated deficit at the end of the year		**(14,785)**	(6,857)
Basic and diluted loss per common share (US$)	14	**(0.08)**	(0.08)
Weighted average number of basic and diluted common shares outstanding ('000)	14	**97,522**	84,172

See accompanying notes to the Consolidated Financial Statements

First Uranium Corporation

Consolidated Statements of Cash Flows

for the years ended March 31, 2007 and March 31, 2006
(in United States Dollars)

	Notes	2007 US$'000	2006 US$'000
Net loss for the year		**(7,928)**	(6,857)
Changes not affecting cash:			
- Interest income	15.2	**(666)**	-
- Interest expense		**162**	-
- Amortization		**14**	-
- Expenses in respect of asset retirement fund	6	**80**	-
- Accretion expense in respect of asset retirement obligation	9	**244**	-
- Stock-based compensation		**2,460**	27
Net loss after interest and non-cash items		**(5,634)**	(6,830)
Movement in working capital:			
- Increase in inventories		**(292)**	-
- Increase in accounts receivable		**(1,570)**	(143)
- (Increase)/decrease in net amounts receivable from related parties	15.1	**(9,880)**	2,570
- Increase in accounts payable and accrued liabilities		**1,633**	787
Cash flows from operating activities		**(15,743)**	(3,616)
Additions to property, plant and equipment	15.3	**(24,270)**	-
Increase in asset retirement fund	6	**(103)**	-
Cash flows from investing activities		**(24,373)**	-
Proceeds from shares issuance (net of issue costs)	10	**178,470**	4,176
Cash flows from financing activities		**178,470**	4,176
Net increase in cash and cash equivalents for the year		**138,354**	560
Cash and cash equivalents at beginning of the year		**560**	-
Cash and cash equivalents at end of the year		**138,914**	560

See accompanying notes to the Consolidated Financial Statements

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The consolidated financial statements have been prepared by First Uranium Corporation ("First Uranium" or "the Corporation") in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of the consolidated financial statements is based on accounting policies and practices consistent with those used in the prior year.

First Uranium is a Canadian corporation with a primary listing on the Toronto Stock Exchange ("TSX") and a secondary listing on the Johannesburg Stock Exchange ("JSE"). First Uranium is a resource company focused on the development of uranium and gold projects in South Africa, see Note 5 "Property, Plant and Equipment" for a description of the projects. First Uranium owns 100% of First Uranium Limited ("FUL"), which in turn holds 100% of First Uranium (Proprietary) Limited ("FUSA") and 90% of Ezulwini Mining Company (Proprietary) Limited ("EMC"). As at March 31, 2007, Simmer and Jack Mines, Limited ("Simmer & Jack") owned 67.2% of First Uranium's common shares.

1.1 Investment in subsidiaries

Group financial statements

The acquisition by First Uranium of shareholdings in FUSA and EMC are accounted for under Canadian GAAP as a continuity of interests. Certain adjustments have been reflected in the financial statements to reflect the reorganization pursuant to which First Uranium acquired 100% of FUSA and 90% of EMC as if the share exchange had been effective for the period from inception to March 31, 2007.

Acquisition from entities under common control

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory.

The assets and liabilities acquired in a business combination under common control are recognized at the carrying amounts recognized previously in the Group's controlling shareholder, Simmer & Jack's, consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

2.2 Consolidation

The consolidated financial statements include the accounts of First Uranium and all of its subsidiaries. All significant inter-company balances and transactions are eliminated on consolidation.

2.2.1 Subsidiaries

A subsidiary is an entity which is controlled by the Corporation. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of First Uranium and its subsidiaries after eliminating inter-company balances and transactions. For partly owned subsidiaries, the net assets and net earnings attributable to minority shareholders are presented as minority interests on the consolidated balance sheet and consolidated statement of expenditures and deficit.

2.3 Use of estimates

The preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting practice requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, goodwill estimation of future site restoration costs and future income taxes, and classification of current portion of long term debt. Financial results as determined by actual events could differ from those estimated.

2.4 Foreign currency translation

Items included in the financial statements of each entity in the Corporation are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the functional currency").

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of expenditures and deficit.

The Corporation considers the United States dollar ("US$") to be the functional and reporting currency. The translated amounts are of a foreign entity where its subsidiaries are accounted for as integrated foreign operations and as such, the translation to US dollar was made using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated in United States dollars at the year-end exchange rates, while non-monetary items are translated at the exchange rate in effect at the transaction date. Revenue and expense items are translated at the exchange rates in effect on the date of the transaction. Exchange gains and losses resulting from the translation of these amounts are included in the consolidated statements of operations.

2.5 Financial instruments

Financial assets and financial liabilities are recognized on the balance sheet when the Corporation has become party to the contractual provisions of the instruments.

Measurement
Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as set out below:

Investments
Purchases and sales are recognized on the trade date, which is the date that the Corporation commits to purchase or sell the asset. After initial recognition, investments, which include the Corporation's listed investments and which are designated as long term investments, are measured at the lesser of historic cost or net realizable value. Listed investments, which are designated as short term investments, are measured at fair value. Losses on long term investments and profits and losses on short term investments are recognized in the consolidated statement of expenditures and deficit.

Other long term investments that are intended to be held to maturity are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition over the period to maturity. For investments carried at amortized cost, gains and losses are recognized in the income statement when the investments are derecognized or impaired, as well as through the amortization process.

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, bank balances, deposits held at call and certificate of deposits with a remaining maturity of three months or less. Bank and cash balances are reported separately from bank overdraft balances, which are included in accounts payable.

Accounts receivable
Accounts receivable are carried at original invoice amount unless a provision has been recorded for impairment of these receivables. A provision for impairment of accounts receivable is established when there is objective evidence that the Corporation will not be able to collect all amounts due according to the original terms of receivables.

Financial liabilities
After initial recognition, financial liabilities other than trading liabilities are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any transaction costs and any discount or premium on settlement.

Accounts payable
Liabilities for trade and other payables which are normally settled on 30 to 90 day terms are carried at cost.

Impairment and uncollectability of financial assets
An assessment is made at each balance sheet date to determine whether there is objective evidence that a financial asset or group of financial assets may be impaired. If such evidence exists, the estimated recoverable amount of the asset is determined and an impairment loss is recognized for the difference between the recoverable amount and the carrying amount as follows: The carrying amount of the asset is reduced to its discounted estimated recoverable amount, either directly or through the use of an allowance account and the resulting loss is recognized in the income statement for the period.

Offset
Where a legally enforceable right of offset exists for recognized financial assets and financial liabilities, and there is an intention to settle the liability and realize the asset simultaneously, or settle on a net basis, all related financial effects are offset.

Equity instruments
Equity instruments issued by the Corporation are recorded on the date the proceeds are received, net of direct issue costs.

The carrying amounts for cash and cash equivalents, short term investments, accounts receivable and accounts payable and accrued liabilities approximate fair value due to the short maturities of these instruments.

2.6 Property, plant and equipment

The cost of an item of property, plant and equipment is recognized as an asset when:

- it is probable that future economic benefits associated with the item will flow to the Corporation; and
- the cost of the item can be measured reliably.

Costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service it. If a replacement cost is recognized in the carrying amount of an item of property, plant and equipment, the carrying amount of the replaced part is derecognized.

Property, plant and equipment are carried at cost less accumulated depreciation and any impairment losses.

Depreciation is provided on all property, plant and equipment other than freehold land, to write down the cost, less residual value, on a straight- line basis over their useful lives as follows:

Item	Average useful life
Buildings	20 years
Plant and equipment	25 years
Office furniture and equipment	6 years
Motor vehicles	5 years
Computer equipment and software	3 years
Mining assets • Mining assets are stated at cost less accumulated amortization and impairments. Cost includes pre-production expenditures incurred during the development of the mine. Cost also includes borrowing costs capitalized during the construction period where such costs are financed by borrowings. • Amortization is first charged on new mining ventures from the date on which production reaches commercial quantities.	Life of mine
Mine development costs • Mine development costs include expenditures incurred to develop new ore bodies, to define further mineralization in existing ore bodies and to expand the capacity of a mine. • Mine development costs are amortized using the units-of-production method based on estimated measured and indicated mineral resources. These resources are reassessed annually.	Measured and indicated mineral resources
Mine infrastructure • Plant, equipment and buildings are amortized using the units-of-production method based on estimated measured and indicated mineral resources	Measured and indicated mineral resources
Mining rights • The cost of acquiring mining rights are capitalized and amortized over the mining period awarded by the Department of Minerals and Energy ("DME") to the Corporation for the respective mining right.	Mining period as per licence
Exploration • Exploration costs incurred to the date of establishing that a property has mineral resources, which have the potential of being economically recoverable, are expensed; exploration and development expenses incurred subsequent to this date are capitalized. If the project becomes feasible, the costs are amortized over the life of the mine. If the project is stopped, the costs are written off immediately.	Life of mine

The residual value and the useful life of each asset are reviewed at each financial year-end.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately.

The depreciation charge for each period is recognized in profit or loss unless it is included in the carrying amount of another asset.

2.7 Capitalization of interest

Net interest costs incurred during the development, construction and start up phase of major projects are capitalized.

2.8 Asset retirement obligations

The Corporation recognizes the fair value of a future asset retirement obligation as a liability in the year in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Corporation concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at credit adjusted risk-free interest rate. Provision is made in full for the estimated future costs of pollution control and rehabilitation, in accordance with statutory requirements. The fair value of asset retirement obligations is recognized and provided for in the financial statements and capitalized to mining assets when incurred.

Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each year to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Annual increases in the provision are accreted into income and consist of financing costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created is capitalized to mining assets against an increase in rehabilitation provision.

2.9 Impairment of long-lived assets

Where impairment is identified, the carrying value of the related property, plant and equipment is written down to fair value. Recoverability of the long term assets of the Corporation, which includes development costs and undeveloped property costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, based on future undiscounted cash flows. In preparing this evaluation, the Corporation compares the carrying amount of the asset to its fair value. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. To determine fair value, management makes its best estimates of the future cash inflows that will be obtained each year over the life of the asset and discounts the cash flows by a rate that is based on the time value of money, adjusted for the risk associated with the applicable asset.

Management's best estimate includes only those projections which it believes are reliable. These estimates are subject to risks and uncertainties including future metal prices. It is therefore reasonably possible that changes could occur which may affect the recoverability of the assets.

2.10 Future income and mining taxes

The Corporation utilizes the asset and liability method of accounting for income and mining taxes. Under the asset and liability method, future income and mining tax assets are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases reduced by a valuation allowance to reflect the recoverability of any future income tax asset. Future income and mining tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future income and mining tax assets and liabilities of a change in tax rates is recognized in income in the year the enactment or substantive enactment occurs.

2.11 Stock-based compensation

The Corporation has a stock-based compensation plan which is described in note 11. The Corporation accounts for all stock-based payments under the fair value based method.

Under the fair value based method, compensation cost is measured at fair value at the grant date. Compensation cost is recognized in earnings on a straight-line basis over the relevant vesting period. The counterpart is recognized in contributed surplus. Upon the exercise of a stock option, share capital is recorded at the sum of the proceeds received and the related amount of contributed surplus. Any consideration paid upon the exercise of stock options, in addition to the fair value attributable to stock options granted, is credited to share capital. The fair value attributable to stock options that expire unexercised is credited to contributed surplus.

2.12 Interest recognition

Interest income is recognized on a time proportion basis, taking account of the principal outstanding and the effective rate over the period of maturity, when it is determined that such income will accrue to the Corporation.

2.13 Leased assets

Leases of property, plant and equipment where the Corporation has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the installment is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

2.14 Inventories

Inventories, which include in-circuit metals and consumable stores, are stated at the lower of cost or net realizable value. The related direct production costs associated with in-circuit metals are deferred and charged to costs as the contained gold is recovered. Consumable stores are valued on the weighted average cost basis. In-circuit metals are identified and measured from the ore stockpiles up to and including the on-site refining plant.

2.15 Earnings or loss per share

Basic earnings or loss per share is computed by dividing earnings or loss available to common shareholders by the weighted average number of common shares outstanding during the year. The treasury stock method is used to calculate diluted earnings or loss per share. Diluted earnings or loss per share is similar to basic earnings or loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options with an average market price for the year greater than their exercise price are exercised and the proceeds used to repurchase common shares. As a result of the loss for each of the reporting years, the potential effect of exercising stock options has not been included in the calculation of diluted loss per share as to do so would be anti-dilutive.

3. ACCOUNTS RECEIVABLE

	2007 US$'000	2006 US$'000
Trade receivables	99	-
Value Added Tax and General Sales Tax	1,463	13
Prepayments and advances	144	130
Deposits and guarantees	7	-
	1,713	143

4. INVENTORIES

	2007 US$'000	2006 US$'000
Spares and consumables	292	-

5. PROPERTY, PLANT AND EQUIPMENT

2007 Owned assets	Cost US$'000	Accumulated amortization US$'000	Net carrying amount US$'000
Land and buildings	863	-	863
Mine infrastructure	3,710	-	3,710
Mining assets	16,942	-	16,942
Mining rights	13	-	13
Plant and equipment	9,000	-	9,000
Motor vehicles	179	(8)	171
Office furniture and equipment	56	(1)	55
Computer equipment and software	205	(5)	200
Total net carrying amount	30,968	(14)	30,954

Included in the above are mining related assets with a net carrying value of US$29 million related to the Ezulwini Mine and US$0.8 million related to the Buffelsfontein Tailings Recovery Project.

First Uranium had no property, plant or equipment in the year ending March 31, 2006.

Ezulwini Mine

The Ezulwini Mine involves the recommissioning of an underground uranium and gold mining operation located on the outskirts of the town of Westonaria in Gauteng Province, South Africa. The mine, previously on care and maintenance, is being readied for production. The mine was constructed in the 1960s. In 2001, mine production at Ezulwini was ceased primarily as a result of capital constraints compounded by a weak gold and uranium market environment. The geology of the Ezulwini property includes a number of reef packages, with the Upper Elsburg and Middle Elsburg reefs being the primary focus of First Uranium's mine reopening plans at the Ezulwini Mine. First Uranium's plans for the development of the Ezulwini Mine include the rehabilitation and re-engineering of the main mine shaft through the installation of a floating steel tower, de-stressing the area where the shaft pillar intersects the shaft barrel, and the construction of uranium and gold processing facilities.

On December 8, 2006 the Ezulwini mining right was registered to Simmer & Jack. On December 20, 2006, EMC and Simmer & Jack entered into an agreement (the "Ezulwini Mining Right Agreement") pursuant to which Simmer & Jack agreed to take all necessary steps to obtain all ministerial approval in order to effect the ceding of the Ezulwini mining right from Simmer & Jack to EMC.

On October 19, 2006, EMC entered into an agreement with Randfontein Estates Limited ("REL"), a wholly-owned subsidiary of Harmony Gold Mining Company Limited ("Harmony"), in respect of the purchase of certain surface and underground assets relating to the Ezulwini Mine, including two shaft headgears and four winders, fans, compressors, generators and underground equipment as well as the necessary surface freehold required to operate the mine. A total consideration of US$7.8 million was paid to REL. The effective date of the transaction was December 22, 2006.

As part of the Ezulwini acquisition, the related environmental rehabilitation trust fund amounting to US$2.7 million (see Note 6) was transferred into the Ezulwini trust fund and EMC took over the related environmental rehabilitation provision of US$5.1 million (see Note 9) as determined by the DME. The difference of US$2.4 million between the environmental rehabilitation trust fund and the environmental rehabilitation provision has been capitalised as part of mining infrastructure.

Buffelsfontein Tailings Recovery Project

The Buffelsfontein Tailings Recovery Project is a uranium and gold tailings recovery operation located in the western portion of the Witwatersrand Basin. First Uranium will conduct hydraulic mining of thirteen tailings dumps on the Buffelsfontein property and two dams on the property of MWS (as defined below) using high pressure water cannons to slurry the tailings which will then be pumped to processing plants for the recovery of uranium and gold.

In October 2005, Simmer & Jack purchased Buffelsfontein Gold Mines Limited ("BGM"), consisting of the Buffelsfontein and Hartebeesfontein underground gold mines and mill (the "BGM Underground Mine"), out of provisional liquidation (the "Buffelsfontein Liquidation Acquisition").

BGM holds an old order mining right in respect of mining gold at the BGM Underground Mine but not for the recovery of the gold and uranium in the tailings dams at Buffelsfontein. On June 4, 2007 the DME granted to BGM a prospecting right with respect to uranium and other minerals in the Buffelsfontein property and tailings dams subject to certain conditions which are expected to be satisfied in due course. BGM has also filed with the DME an application to convert its old order mining right for BGM into a new order mining right. If and when this conversion application is approved, BGM intends to file with the DME one or more applications (which, together with the foregoing conversion application, are collectively referred to herein as the "Buffelsfontein Conversion Application") to: (i) amend, with effect from the date of conversion, the new order mining right to include the authority to mine for uranium underground and for gold, uranium and other minerals in respect of the tailings; (ii) divide the new order mining right, if granted, into two separate new order mining rights — one in respect of the mining for gold, uranium and other minerals at the BGM Underground Mine and the other, the Buffelsfontein Tailings Mining Right, in respect of the mining of the gold, uranium and other minerals in the Buffelsfontein tailings dams; and (iii) cede the Buffelsfontein Tailings Mining Right, if granted, to FUSA. The recognition of the BGM transaction will only take effect when the above stated conditions precedent are met.

On December 20, 2006, FUSA, BGM and Simmer & Jack entered into an agreement (the "Buffelsfontein Tailings and Rights Agreement") pursuant to which, among other things:

(i) BGM agreed to take all necessary steps to obtain all ministerial approvals required for the items requested in the Buffelsfontein Conversion Application in order to effect the transfer of the Buffelsfontein Tailings Mining Right to FUSA as soon as possible;
(ii) BGM agreed to sell to FUSA upon FUSA's receipt of the Buffelsfontein Tailings Mining Right, the Buffelsfontein tailings dams as well as certain property required for construction of the proposed processing plants, and grant to FUSA a right to the tailings arising from BGM's ongoing mining operations at its underground Buffelsfontein mine; and
(iii) BGM agreed to grant a servitude to FUSA for access and egress to BGM's property to enable FUSA, its employees, consultants, agents and subcontractors access for purposes of constructing, servicing and operating the uranium and gold processing plants and tailings pipelines to be built by FUSA.

The underground mines that were purchased by Simmer & Jack pursuant to the Buffelsfontein Liquidation Acquisition will not form part of First Uranium's assets at the Buffelsfontein Tailings Recovery Project.

The Corporation plans to acquire from BGM three additional tailings dams (Harties - Flanagan, Harties - Ellaton and Harties - NKGE).

The Corporation, through its wholly-owned subsidiary FUSA, also acquired Mine Waste Solutions (Proprietary) Limited ("MWS") and its subsidiary Chemwes (Proprietary) Limited on April 1, 2007 ("the MWS Acquisition"). The MWS Acquisition closed on June 6, 2007, at which point First Uranium assumed management control of MWS. For accounting purposes, any net income from MWS operations for the period from April 1, 2007 to June 6, 2007 will be applied to reduce the cost of the MWS Acquisition. MWS owns and operates an existing gold mine tailings and re-processing facility adjacent to First Uranium's Buffelsfontein Tailings Recovery Project in South Africa. See Note 18.

6. ASSET RETIREMENT FUND

	2007 US$'000	2006 US$'000
Investment in Environmental Trust Fund		
- Trust fund obtained on acquisition of mine	**2,686**	-
- Investment income	**82**	-
- Contributions in respect of guarantee	**103**	-
- Costs incurred	**(80)**	-
	2,791	-

The environmental rehabilitation trust fund is under the Corporation's control and is to be used to fund the rehabilitation liabilities. Funds in the trust consist of primarily cash held in interest bearing accounts, together with investments in South African equities. An accredited South African financial institution manages the trust funds under the direction of the trustees. The trust deed limits trustees to make investments to institutions and investment vehicles as referred to in section 37A of the South African Income Tax Act.

7. GUARANTEES

The following guarantees have been issued:

To	Regarding	Guarantee value US$'000
DME	Ezulwini environmental rehabilitation provision	5,162
Murray and Robberts Cementation (Pty) Ltd	Ezulwini shaft rehabilitation project	1,374
Eskom Holdings Ltd	Electricity accounts	1,168

The funds in the Ezulwini rehabilitation trust fund have been pledged as security against the guarantees.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2007 US$'000	2006 US$'000
Trade payables	**5,302**	408
Accruals	**400**	379
	5,702	787

9. ASSET RETIREMENT OBLIGATION

	2007 US$'000	2006 US$'000
Provision taken over with acquisition of the Ezulwini Mine	**5,133**	-
Accretion expense	**244**	-
Total obligation	**5,377**	-

The following are the key assumptions used during 2007:

	2007 US$'000	2006 US$'000
Undiscounted and uninflated amount of estimated cash flows	**23,206**	-
Currency payable	**ZAR**	-
Payable in years	**19**	-
Risk-free interest rate – South African rate	**8%**	-

The environmental rehabilitation provision taken over by EMC as part of the acquisition of the Ezulwini assets was determined by the DME as at November 2006. During March 2007 an independent review was performed by Johan Fourie & Associates on the Ezulwini assets relating to environmental rehabilitation provision.

An environmental rehabilitation trust fund (see Note 6) has been set up as sinking funds for the purposes of funding the environmental rehabilitation and closure costs. The trust deed prohibits use of the funds for any other purpose. In addition, the Corporation raised financial guarantees with Lombards Insurance in favour of the DME to top-up the difference between the environmental rehabilitation trust fund and the environmental rehabilitation provision (see Note 7). The fair value of the Ezulwini Mine's restricted assets at year end is US$29.0 million (2006: US$nil). See Note 5.

10. SHARE CAPITAL

Ordinary shares	Number of shares 2007 '000	2006 '000	Value of shares 2007 US$'000	2006 US$'000
Opening balance of shares in issue and share capital	**87,536**	-	**4,176**	-
Shares issued relating to share-split	**-**	938	**-**	-
Shares issued in public or private offering	**33,350**	86,598	**201,795**	4,176
Exercise of stock options	**800**	-	**728**	-
Contributed surplus relating to stock options exercised	**-**	-	**27**	-
	121,686	87,536	**206,726**	4,176
Less: Share issue costs	**-**	-	**(24,053)**	-
Closing balance of shares in issue and share capital	**121,686**	87,536	**182,673**	4,176

Authorized
The authorized capital of First Uranium consists of an unlimited number of common shares.

Issued and outstanding
In December 2005 and January 2006 First Uranium raised a total of US$4.2 million through the private placement issues of 4,875,000 shares at Cdn$1 per share. US$3 million of the capital raised was used to acquire the 20% interest in FUSA. There were share issue costs of US$218,749 for the period.

On June 1, 2006, 800,000 stock options were exercised for proceeds of US$728,480.

As part of the First Uranium reorganization (the "Reorganization") and initial public offering (the "Offering") in December 2006:

- the 5,675,001 issued and outstanding shares of First Uranium where split resulting in an increase in the issued and outstanding shares to 6,613,394. This split was determined based on the initial public offering issue price of Cdn$7 per share and the agreed valuation of the assets, which was supported by a valuation assessment provided by an independent valuator;
- First Uranium issued to Simmer & Jack 26,416,295 shares valued at US$187,495,878 for 1,196 FUL shares relating to the 80% FUSA shares previously owned by Simmer & Jack;
- First Uranium issued to Simmer & Jack 55,306,358 shares valued at US$391,732,461 for 2,504 FUL shares relating to the 90% EMC shares previously owned by Simmer & Jack;
- First Uranium issued 29 million shares to the public at Cdn$7 per share for gross proceeds of US$175.5 million;
- First Uranium issued an additional 4.35 million shares at Cdn$7 per share pursuant to the exercise of an over-allotment option granted for gross proceeds of US$26.3 million.

Under the continuity of interests, the shares issued to Simmer & Jack for EMC and FUSA are deemed to have always been outstanding.

The share issue costs include fees payable to Investec Bank Limited of South Africa, in respect of various advisory and regulatory services provided in connection with the Offering, as well as advisory fees payable to a number of technical consultants.

11. CONTRIBUTED SURPLUS – STOCK-BASED COMPENSATION

The stock-option plan (the "Option Plan") is for employees, officers, directors and consultants that provide ongoing support to First Uranium and its subsidiaries. Under the Option Plan, options typically are granted for a period of up to ten years following the date of grant. The amounts granted usually reflect the level of responsibility of the particular optionee and his or her contributions to First Uranium.

The Board of Directors has the complete discretion to set the terms of any vesting schedule of each option granted. Except in specified circumstances, options are not assignable and non-transferable, and terminate upon the optionee ceasing to be employed or associated with First Uranium.

The terms of the Option Plan further provide that the price at which shares may be issued under the Option Plan shall not be less than the volume weighted average trading price of the shares on the TSX for the five trading days immediately preceding the day the option is granted.

The following table details the movements of contributed surplus during the year:

	2007 US$'000	2006 US$'000
Balance, beginning of year	27	-
Transfer to share capital surplus relating to stock options exercised	(27)	-
Stock options granted during the period	2,460	27
Balance, end of year	2,460	27

Assumptions

The fair value of shares used to calculate the compensation expense was determined as the share price on the grant date adjusted by the probability of the recipients remaining employed or associated with the Corporation until the vesting date.

For purposes of stock-based compensation, the fair values of these stock options were estimated using the Black-Scholes option pricing model with the assumptions used for the grants as follows:

	2007	2006
Expected dividend yield	0%	0%
Expected volatility of the Corporation's share price	85%	0%
Risk free interest rate – Canadian rates	3.9%	4.1%
Expected life	3 years	1 year

Due to the short history of First Uranium trading on the TSX, changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing model does not necessarily provide a reliable measure of the fair value of First Uranium's stock options.

During the 2006 year, 800,000 stock options were granted to directors, officers, and consultants of First Uranium with an exercise price of Cdn$1 per share. The options fully vested on the date of grant. On June 1, 2006, the total 800,000 stock options were exercised for proceeds of US$728,480.

During the 2007 year, 1,223,001 stock options were granted for a period of 10 years following the date of the grant and are subject to vesting within 2 years from the date of grant.

The following table is a summary of the Corporation's options granted under its stock-based compensation plan:

	Number of options		Weighted average exercise price (Cdn$)	
	2007	2006	2007	2006
Outstanding options at beginning of year	800,000	-	1.00	-
Granted during the year	1,223,001	800,000	7.30	1.00
Exercised during the year	(800,000)	-	1.00	-
Outstanding options at end of year	1,223,001	800,000	7.30	1.00

The stock-based compensation expense recognised in the statements of expenditure and deficit is US$2,459,569 (2006: US$26,620). As at March 31, 2007, the aggregate unexpensed fair value of unvested stock options granted amounted to US$2,858,354 (2006: US$nil).

The following table summarizes information about the First Uranium's outstanding stock options at March 31, 2007:

	Options outstanding			Options exercisable		
Exercise price ranges Cdn$	Number outstanding at Mar 31, 2007	Weighted average remaining life (years)	Weighted average exercise price (Cdn$)	Number outstanding at Mar 31, 2007	Weighted average remaining life (years)	Weighted average exercise price (Cdn$)
7.00 to 8.99	1,127,144	9.73	7.04	339,051	9.73	7.04
9.00 to 11.99	95,857	9.93	10.37	31,952	9.93	10.37
	1,223,001	9.74	7.30	371,003	9.74	7.33

12. FOREIGN EXCHANGE (LOSSES)/GAINS

	2007 US$'000	2006 US$'000
Foreign exchange (losses)/gains	**(4,612)**	29

The foreign exchange losses incurred in the year ending March 31, 2007, are mainly the result of the foreign currency conversion of the net proceeds from the Offering placed by the Corporation into a South African bank account at year-end.

Pursuant to the terms of the approval granted by the South African Reserve Bank ("SARB") of the Reorganization, the Corporation was required to convert the net proceeds of the Offering into South African Rand and transfer such amount to a South African bank account within 30 days from the date of closing the Offering. Subsequent to the conversion of the funds from the Offering into South African Rand, the South African Rand weakened against the US dollar resulting in the foreign exchange loss at year-end.

13. INCOME TAXES

Provision for income taxes
The reconciliation of income taxes attributable to operations computed at the statutory tax rates to income tax recovery, using a statutory tax rate of 36.12% is as follows:

	2007 US$'000	2006 US$'000
Net loss/(income) before taxation	**7,928**	6,857
Income tax payable at statutory rate	**2,864**	2,477
Difference between Canadian rates and foreign jurisdiction	**(130)**	(2,304)
Change in valuation allowance	**(3,536)**	(74)
Adjustment for future tax rate difference	**612**	-
Permanent differences	**211**	(99)
Normal taxation – current	**21**	-

Future income taxes

	2007 US$'000	2006 US$'000
Non-capital loss carry-forwards	**1,602**	-
Share issue costs	**6,629**	46
Foreign resource expenses	**1,099**	-
Foreign exchange	**850**	95
	10,180	141
Less: Valuation allowance	**(10,180)**	(141)
	-	-

As at March 31, 2007, the Corporation had non-capital losses of approximately US$4.9 million that may be applied against earnings in future years. These losses are expected to expire US$0.5 million in 2025 and US$4.4 million in 2027.

The Corporation has provided a full valuation allowance against future tax assets as at March 31, 2007 due to uncertainties in the Corporation's ability to utilize its net operating losses.

14. BASIC LOSS PER SHARE AND DILUTED LOSS PER SHARE

	2007	2006
Basic and diluted loss per share of (US$)	**(0.08)**	(0.08)
is calculated based on net loss for the period of (US$'000)	**(7,928)**	(6,857)
and a weighted average number of shares outstanding of ('000)	**97,522**	84,172

For the years ended March 31, 2007 and 2006, the impact of outstanding share options was excluded from the diluted share calculation because it was anti-dilutive for earnings per share purposes.

15. NOTES TO THE CASH FLOW STATEMENT

15.1 (Increase)/decrease in net amounts receivable from related parties

	2007 US$'000	2006 US$'000
Increase in amounts receivable from related parties	**(4,033)**	(2,730)
(Decrease)/increase in amounts payable to related parties	**(5,300)**	5,300
Add back:		
- Interest income accrued on amounts receivable	**583**	-
- Interest expense accrued on amounts payable	**(1,130)**	-
	(9,880)	2,570

15.2 Non-cash interest income

	2007 US$'000	2006 US$'000
Total interest income	**3,433**	-
Add back: Cash interest income	**(2,767)**	-
	666	-

15.3 Additions to property, plant and equipment

	2007 US$'000	2006 US$'000
Total additions to property, plant and equipment	**(30,968)**	-
Add back:		
- Capitalized mining infrastructure	**2,447**	-
- Capitalized interest	**969**	-
- Accrued capital expenditure	**3,282**	
	(24,270)	-

The capitalized mining infrastructure is the difference between the environmental rehabilitation trust fund and the environmental rehabilitation provision that were taken over from REL with the acquisition of the Ezulwini assets. See Notes 5, 6 and 9.

16. CONTRACTUAL OBLIGATIONS

	2007 US$'000	2006 US$'000
Capital commitments	**14,836**	-
Total contractual obligations	**14,836**	-

The capital commitments relate to capital expenditure on the Ezulwini Mine and are payable within one year.

17. FINANCIAL INSTRUMENTS

Financial risk factors

The Corporation's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Corporation's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse

effects on the financial performance of the Corporation. The Corporation does not hedge its exposure to foreign currency exchange risk.

Risk management carried out by the Corporation is approved by the Board of Directors.

(i) Foreign exchange and commodity price risk
The Corporation does not hedge its exposure to foreign currency exchange risk nor does it hedge its exposure to commodity price fluctuation risk.

(ii) Interest rate risk
The Corporation does not hedge its exposure to interest rate risk. Deposits attract interest at rates that vary with prime. The Corporation's policy is to manage interest rate risk so that fluctuations in variable rates do not have a material impact on the statement of operations and deficit.

(iii) Credit risk
The Corporation has no significant concentrations of credit risk. The Corporation has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The Corporation has policies that limit the amount of credit exposure to any one financial institution.

(iv) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Corporation manages liquidity risk through an ongoing review of future commitments and credit facilities. Cash flow forecasts are prepared and adequate utilized borrowing facilities are monitored.

Fair value estimation
The fair value of publicly traded derivatives and trading securities is based on quoted market prices at the balance sheet date.

In assessing the fair value of other financial instruments, the Corporation uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Option pricing models and estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments.

The face value less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Corporation for similar financial instruments.

The actual disclosed values of the financial instruments all approximate the fair values of these instruments.

18. SUBSEQUENT EVENTS

Mine Waste Solutions
The Corporation, through its wholly-owned subsidiary FUSA, acquired MWS and its subsidiary Chemwes (Proprietary) Limited on June 6, 2007, with an April 1, 2007 effective date ("the MWS Acquisition") for the equivalent of ZAR200 million (approximately $27.5 million) to be satisfied in exchange for 3,093,980 First Uranium common shares. MWS owns and operates an existing gold mine tailings and re-processing facility adjacent to First Uranium's Buffelsfontein Tailings Recovery Project in South Africa. The MWS Acquisition closed on June 6, 2007, at which point First Uranium assumed management control of MWS. For accounting purposes, any net income from MWS operations for the period from April 1, 2007 to June 6, 2007 will be applied to reduce the cost of the MWS Acquisition.

Convertible debentures
On May 3, 2007, First Uranium completed a private placement of Cdn$150 million aggregate principal amount of senior unsecured convertible debentures (the "Debentures") due June 30, 2012. The Debentures bear interest at a rate of 4.25% per annum payable semi-annually and are convertible into common shares of the Corporation at Cdn$16.42 per share.

The Corporation may redeem all or a portion of the Debentures for cash at any time on or after June 30, 2010 at a redemption price equal to the principal amount of the Debentures plus accrued and unpaid interest provided that the weighted average trading price of the common shares of the Corporation on the TSX for the 20 consecutive days prior to the notice of redemption is 130% of the conversion price.

The Corporation at its option, and subject to regulatory approval, may satisfy its obligations to repay the Debentures upon redemption or maturity by issuing freely tradeable common shares at a price per share equal to 95% of the weighted average trading price of the common shares of the Corporation on the TSX for the 20 consecutive days ending five trading days before the date fixed for redemption or maturity, as the case may be.

Holders of the Debentures may require the Corporation to repurchase the Debentures if there is an acquisition of voting control or direction of at least 50.1% of the aggregate voting rights attached to the common shares outstanding at the relevant time by any person or group of persons acting jointly or in concert at par plus accrued and unpaid dividends. If such an event occurs and it results from a transaction in respect of which the consideration for the common shares is or can be received partially in cash, holders of the Debentures may, prior to completion of the offer to purchase for all Debentures, elect to convert their Debentures and receive, in addition to the number of common shares they otherwise would have been entitled to receive on conversion, an additional number of common shares which will vary depending upon the effective date and the share price.

The proceeds from the sale of the Debentures, net of underwriters' fees and other expenses of $136.6 million, are held in Canadian dollars. The approval of the SARB to the sale of the Debentures included a condition that the Corporation transfer the Debentures net proceeds and convert the funds to South African Rand by May 3, 2008.

19. RELATED PARTY TRANSACTIONS AND COMMITMENTS

Related party balances	2007 US$'000	2006 US$'000
FUSA receivable from Simmer & Jack	**5,079**	2,730
First Uranium advance to Simmer & Jack	**1,684**	-
EMC payable to Simmer & Jack	**-**	(5,300)
	6,763	(2,570)
Related party transactions		
Management fees paid to Simmer & Jack	**(2,639)**	(798)
Fees paid to empowerment company	**(53)**	-
Interest paid to Simmer & Jack by EMC	**(1,130)**	-
Interest received from Simmer & Jack by FUSA	**583**	-

Prior to December 2006, the Corporation shared its premises with other companies, including Simmer & Jack, which had common management and directors and reimbursed the related companies for its proportional share of expenses or was reimbursed by the related companies for their proportional expenses. During the year ended March 31, 2007, the Corporation was charged $575,665 (2006: $368,599) for consulting services provided by related directors, officers and consultants of the Corporation.

The inter-company receivable between Simmer & Jack and FUSA and payable between Simmer & Jack and EMC bears interest at South African prime rate. The inter-company advance to Simmer & Jack by FUC bears no interest. All the inter-company receivables, payables and advances are due by June 30, 2007.

Subsequent to the Reorganization and the Offering in December 2006, Simmer & Jack had a 67.2% shareholding in First Uranium. Prior to the Reorganization, Simmer & Jack held directly 70% in FUSA and 90% in EMC.

On December 20, 2006 First Uranium and Simmer & Jack entered into a corporate opportunity agreement (the "Corporate Opportunity Agreement"), a maintenance agreement (the "Maintenance Agreement") and a shared services agreement (the "Shared Services Agreement").

Pursuant to the terms of the Shared Services Agreement, First Uranium may retain certain services to be provided by Simmer & Jack, including project management and technical services, cash management and investment services, accounting, treasury and financial services, corporate secretarial services and human resources and staffing services, including payroll and benefits administration, and such other services as may be required by First Uranium and which Simmer & Jack is able and willing to provide. The 2007 expense relates to such services received, together with those provided prior to December 2006. Fees paid to Simmer & Jack in the amount of $2

million were capitalized in 2007, representing services provided in respect of technical services for the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project.

In addition, First Uranium has agreed to reimburse Simmer & Jack with respect to 50% of fees (to a maximum of ZAR125,000 per month) that Simmer & Jack is required to pay to an empowerment company for consulting services regarding transformation, human resources and occupational health and safety. BJ Njenje, AX Sisulu and SLB Mapisa, shareholders of the empowerment company, are also directors of Simmer & Jack.

Waterpan Mining Consortium ("Waterpan") currently holds a 10% shareholding in EMC. On December 20, 2006, Waterpan, FUL and the Corporation entered into a purchase agreement (the "Waterpan Purchase Agreement") pursuant to which Waterpan agreed to sell its shares in EMC to FUL and as consideration for such sale, First Uranium will issue 6,141,009 common shares of First Uranium to Waterpan (the "Waterpan Shares"). The closing of the transaction is subject to approval of the South African Reserve Bank. Pursuant to the Waterpan Purchase Agreement, Waterpan has agreed not to sell or transfer 90% of the Waterpan Shares for a period of two years from the date of issuance and 100% of the Waterpan shares will be subject to a lock-up until June 18, 2007. One shareholder of Waterpan is a director of EMC, two other shareholders of Waterpan are officers and/or employees of First Uranium and EMC.

20. SEGMENTED INFORMATION

Segmented information is presented in respect of the Corporation's business and geographical segments. The primary format business segments, is based on the Corporation's management and internal reporting structure.

Inter-segment reporting is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income earning assets and revenue, interest-bearing loans, borrowing and expenses, and corporate assets and expenses. Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

	South Africa		Canada	
For the year ended March 31, 2007	Ezulwini Mine US$'000	Buffelsfontein Tailings Recovery Project US$'000	Corporate US$'000	Total US$'000
Expenditure				
Consulting and management fees	287	709	1,228	2,224
General and administrative expenditure	374	-	650	1,024
Stock-based compensation	-	-	2,460	2,460
Pumping and feasibility costs	844	-	-	844
Amortization	14	-	-	14
Operating loss	(1,519)	(709)	(4,338)	(6,566)
Interest income	98	583	2,752	3,433
Interest expense	(162)	-	-	(162)
Foreign exchange gains/(losses)	1,072	(993)	(4,691)	(4,612)
Loss before income taxes	(511)	(1,119)	(6,277)	(7,907)
Provision for income taxes	(21)	-	-	(21)
Net loss for the year	(532)	(1,119)	(6,277)	(7,928)
Total assets	33,953	6,051	141,423	181,427
Total liabilities	(9,718)	(238)	(1,123)	(11,079)
Capital expenditure	(23,656)	(579)	(35)	(24,270)

For the year ended March 31, 2006	South Africa Ezulwini Mine US$'000	Buffelsfontein Tailings Recovery Project US$'000	Canada Corporate US$'000	Total US$'000
Expenditure				
Consulting and management fees	544	260	690	1,494
General and administrative expenditure	-	-	261	261
Stock-based compensation	-	-	27	27
Pumping and feasibility costs	4,987	117	-	5,104
Operating loss	(5,531)	(377)	(978)	(6,886)
Foreign exchange gains/(losses)	(54)	81	2	29
Loss before income taxes	(5,585)	(296)	(976)	(6,857)
Provision for income taxes	-	-	-	-
Net loss for the year	(5,585)	(296)	(976)	(6,857)
Total assets	132	2,730	571	3,433
Total liabilities	(5,717)	(1)	(369)	(6,087)
Capital expenditure	-	-	-	-

first Uranium

FIRST URANIUM CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

for the years ended March 31, 2007 and March 31, 2006

Set out below is a review of the activities, consolidated results of operations and financial condition of First Uranium Corporation and its subsidiaries ("First Uranium" or the "Corporation") for the years ended March 31, 2007 ("Fiscal 2007") and March 31, 2006 ("Fiscal 2006"), together with certain trends and factors that are expected to have an impact in the future. This management's discussion and analysis of the consolidated financial position and results of operations ("MD&A") should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended March 31, 2007 and the notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Information contained in this MD&A is current as of June 13, 2007.

The reporting currency for the Corporation is the US Dollar, and all amounts in the following discussion are in US Dollars ("$"), except where otherwise indicated.

This MD&A includes certain forward-looking statements. Please read the cautionary note at the end of this document.

Overall Performance

Highlights

During Fiscal 2007, First Uranium:

- Completed the Company's initial public offering in December 2006 on the Toronto Stock Exchange, raising gross proceeds of $201.8 million
- Commenced underground development at the Ezulwini Mine in February 2007 (two months ahead of schedule)
- Completed an evaluation to optimize uranium recovery using pressure leaching at the Buffelsfontein tailings recovery project
- Ended Fiscal 2007 with cash and cash equivalents of $138.9 million
- Incurred a net loss of $7.9 million
- Invested $24.3 million to develop the Ezulwini Mine and the Buffelsfontein tailings recovery project
- Completed a secondary listing on the Johannesburg Stock Exchange

Subsequent to the end of Fiscal 2007, First Uranium:

- Raised gross proceeds of Cdn$150 million through an issue of senior unsecured convertible debentures
- Filed revised technical reports for each of the Ezulwini Mine and the Buffelsfontein tailings recovery project, which improved their NPV and IRR reflecting the accelerated timetables of both projects
- Accelerated capital investment at the Ezulwini Mine to advance by three months plant commissioning and production startup
- Acquired Mine Waste Solutions (Proprietary) Limited to advance the Buffelsfontein tailings recovery project
- Received acceptance by the South African Department of Mines and Energy for a prospecting permit application on incremental ground contiguous to the Ezulwini Mine
- Added a Chief Financial Officer and an Executive Vice-President, Compliance to round out the executive management team

Overview

First Uranium is a Canadian resource company focused on the development of uranium and gold projects in South Africa. The Corporation's goal is to become a significant producer of uranium and gold through the re-opening and development of the Ezulwini underground mine and the construction of the Buffelsfontein tailings recovery project. To expand its

production profile, First Uranium plans to continue to identify and acquire additional uranium projects.

The common shares of First Uranium were listed on the Toronto Stock Exchange (the "TSX") on December 20, 2006. In addition, First Uranium listed its common shares on the Johannesburg Stock Exchange ("JSE") on March 30, 2007, in satisfaction of the conditions of the approval of the South African Reserve Bank ("SARB") to the transfer by Simmer and Jack Mines, Limited ("Simmer & Jack") of its ownership in First Uranium (Proprietary) Limited ("FUSA") and Ezulwini Mining Company (Proprietary) Limited ("EMC") to First Uranium. FUSA has an agreement to acquire surface tailings from Buffelsfontein Gold Mines Limited ("BGM"), a subsidiary of Simmer & Jack, and intends to develop and construct a facility for processing the uranium and gold contained in these surface tailings as well as the tailings from the ongoing gold mining operations at BGM's underground gold mine (the "Buffelsfontein Tailings Recovery Project"). EMC owns a previously operated underground uranium and gold mine near Westonaria (the "Ezulwini Mine").

First Uranium was incorporated on September 22, 2005 under the *Business Corporations Act* (Ontario) and on December 15, 2006 was continued under the *Business Corporations Act* (British Columbia).

Simmer & Jack and First Uranium entered into an agreement in December 2005 that was subsequently amended in October 2006, pursuant to which First Uranium acquired a 20% equity interest in FUSA .

In December 2006, First Uranium raised funds from the public offering of 33,350,000 common shares at Cdn$7.00 per share for gross proceeds of $201.8 million (the "Offering"). Concurrently with the Offering, First Uranium acquired from Simmer & Jack pursuant to a reorganization (the "Reorganization") of certain additional assets, including the remaining 80% equity interest in FUSA and a 90% equity interest in EMC in exchange for 81,722,653 common shares of First Uranium. As at March 31, 2007, Simmer & Jack owned 67.2% of First Uranium's common shares.

The proceeds of the Offering, net of underwriting fees and expenses related to the Offering, were $177.7 million. The balance of the funds raised from the Offering and a portion of the proceeds from the issuance on May 3, 2007 of Cdn$150 million of 4.25% senior unsecured convertible debentures (the "Debentures") due June 30, 2012 are being used to: (i) reopen, develop and rebuild the Ezulwini Mine and (ii) to develop the Buffelsfontein Tailings Recovery Project. First Uranium also intends to seek additional uranium opportunities.

Financial Overview

First Uranium is a development stage company and does not currently generate operating revenue from mining operations.

As at March 31, 2007, the Corporation had cash of $138.9 million ($0.6 million in Fiscal 2006). With the combined capital resources of cash and cash equivalents, the proceeds from the Debentures and anticipated revenue from future sales of uranium and gold, the Corporation currently believes that it is fully funded to develop its two existing mining projects and advance them to full production as currently planned by 2010.

In setting up the Corporation and starting to prepare its two uranium and gold projects for production, First Uranium incurred a net loss of $7.9 million for Fiscal 2007.

As at March 31, 2007 First Uranium had total assets of $181.4 million, total liabilities of $11.1 million and shareholders' equity of $170.3 million.

Operations

Ezulwini Mine

The Corporation is in the process of re-commissioning the Ezulwini Mine located approximately 40 kilometres from Johannesburg on the outskirts of the town of Westonaria in Gauteng Province, South Africa. Recommissioning activities, which involve the refurbishment of the shaft and construction of the gold and uranium plants, began in earnest in December 2006, subsequent to the successful completion of the Offering. EMC owns certain surface and underground assets, acquired from Randfontein Estates Limited ("REL"), a wholly-owned subsidiary of Harmony Gold Mining Company Limited, related to the Ezulwini Mine, including two shaft headgears and four hoists, fans, compressors, generators and underground equipment as well as the necessary surface freehold required to operate the mine.

Simmer & Jack is the registered owner of the Ezulwini mining right. On December 20, 2006, EMC and Simmer & Jack entered into an agreement (the "Ezulwini Mining Right Agreement") pursuant to which Simmer & Jack agreed to take all necessary steps to obtain all ministerial approval in order to effect the ceding of the Ezulwini mining right from Simmer & Jack to EMC. The Corporation expects the transfer of the Ezulwini mining right to be completed in due course. EMC continues with the ongoing water pumping required to keep the Ezulwini Mine dry and the pre-construction planning and structural work necessary for the project to the extent permitted by law.

Scott Wilson RPA prepared a preliminary economic assessment of the Ezulwini Mine for First Uranium in connection with the Offering which was subsequently updated in a technical report dated May 9, 2007 (the "Ezulwini Report"), which incorporates the latest developments in respect of permitting/mining rights, changes to the mineral resource estimate, ongoing process selection and capital and operating forecasts. As a result, the net present value ("NPV") of the Ezulwini Mine improved by 29% or $74 million, from $258 million to $332 million and the IRR improved by 6%, from 26% to 32%. Although these improvements are primarily the reflection of the increase in the long-term price assumption for uranium from $40 per pound to $50 per pound, the NPV of the Ezulwini Mine also increased due to the investment of pre-production capital at a faster rate than originally planned, which results in an accelerated schedule for planned uranium and gold production. The improved NPV assumes the original discount rate of 8% and a gold price of $500 per ounce and excludes sunk capital costs.

The Ezulwini Report also projects a $24.2 million increase in metallurgical plant costs from $88.6 million to $112.8 million, due to higher than expected increases in the cost of steel and cement caused by an industry-wide construction boom. The contingency has been reduced by $13.1 million from $44.1 million to $31.0 million due to confirmation of firm pricing, thus increasing the level of confidence in the capital estimates.

The results of the Ezulwini Report include a net reduction of the shaft pillar gold mineral resource in the Upper Elsburg reef of 122,000 ounces; however, it will not have an impact on the project economics as the mill feed can be made up from other resource areas.

Due to the excellent condition of the stopes, an accelerated schedule for mining the Middle Elsburg uranium and gold reef at Ezulwini Mine is planned. The increased uranium production rate will also enable EMC to leverage the strong uranium pricing fundamentals.

The following tables show the mineral resource statements for the Ezulwini Mine as of July 2006 and the revised mineral resource statement as of January 2007, which incorporates the results of an additional 22 drill holes in the shaft pillar area of the Upper Elsburg reef.

RESOURCE STATEMENT (as of July 2006)

	Tonnes	Grade		Content	
		Gold	U_3O_8	Gold	U_3O_8
Measured	(000s)	(g/t)	(%)	(oz 000s)	(lb 000s)
UE Shaft Pillar	2,101	7.7	-	520	-
Middle Elsburg	2,450	4.9	0.072	384	3,888
Total	4,551	6.2	n/a	904	3,888
Indicated					
UE Shaft Pillar	4,586	6.1	-	900	-
Middle Elsburg	1,370	5.8	0.095	257	2,880
Total	5,956	6.0	n/a	1,157	2,880
Measured and Indicated					
UE Shaft Pillar	6,687	6.6	-	1,420	-
Middle Elsburg	3,820	5.2	0.08	641	6,768
Total	10,507	6.1	n/a	2,061	6,768
Inferred					
Upper Elsburg	64,550	5.8	-	12,055	-
Middle Elsburg	136,910	4.6	0.076	20,074	229,329
Total	201,460	5.0	n/a	32,129	229.329

Notes:
1 CIM definitions were followed for mineral resources.
2 Mineral resources in the Upper Elsburg shaft pillar are estimated at a 4.0 g/t Au cut-off grade
3. Mineral resources are estimated using an average long-term gold price of US$500 per ounce, and a US$/ZAR exchange rate of 7.0.
4. A minimum mining width of 1.53 m was used.
5. Rows and columns may not add exactly due to rounding.
6. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
7. This mineral resource statement has been prepared in accordance with NI 43-101. Wayne Valliant, P.Geo. of Scott Wilson Roscoe Postle Associates Inc., is a "qualified person" under NI 43-101, independent of First Uranium and responsible for the mineral resource estimates.

REVISED RESOURCE STATEMENT (as of January 2007)

	Tonnes	Grade		Content	
		Gold	U_3O_8	Gold	U_3O_8
Measured	(000s)	(g/t)	(%)	(oz 000s)	(lb 000s)
UE Shaft Pillar	2,490	7.7	-	615	-
Middle Elsburg	2,450	4.9	0.072	384	3,888
Total	4,940	6.3	n/a	999	3,888
Indicated					
UE Shaft Pillar	3,640	5.8	-	683	-
Middle Elsburg	1,370	5.8	0.095	257	2,880
Total	5,010	5.8	n/a	940	2,880
Measured and Indicated					
UE Shaft Pillar	6,130	6.6	-	1,298	-
Middle Elsburg	3,820	5.2	0.08	641	6,768
Total	9,950	6.1	n/a	1,939	6,768
Inferred					
Upper Elsburg	64,550	5.8	-	12,055	-
Middle Elsburg Channel	4,810	2.3	-	351	
Middle Elsburg	132,100	4.7	0.075	19,742	218,319
Total	201,460	5.0	n/a	32,148	218,319

Notes:
1 CIM definitions were followed for mineral resources.
2 Mineral resources in the Upper Elsburg shaft pillar are estimated at a 4.0 g/t Au cut-off grade
3. Mineral resources are estimated using an average long-term gold price of US$500 per ounce, and a US$/ZAR exchange rate of 7.0.
4. A minimum mining width of 1.53 m was used.
5. Rows and columns may not add exactly due to rounding.
6. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
7. This mineral resource statement has been prepared in accordance with NI 43-101. Wayne Valliant, P.Geo. of Scott Wilson Roscoe Postle Associates Inc., is a "qualified person" under NI 43-101, independent of First Uranium and responsible for the mineral resource estimates.

An accelerated schedule for commissioning all modules of the gold and uranium plants is also planned, resulting in an accelerated capital investment profile, which will provide the flexibility sooner to significantly increase uranium production if and when market pricing dictates. EMC will use construction contractors until all phases of the mill and plants are completed. The Corporation estimates that $271 million of capital will be required for the Ezulwini project, $193 million of which is expected to be invested in the first four years of the project.

The following table depicts the revised planned production from April 2007 through to March 2015:

	From April To March	2007 2008	2008 2009	2009 2010	2010 2011	2011 2012	2012 2013	2013 2014	2014 2015
	Report Date								
Gold ore 000s tonnes	Dec 2006	92	196	736	1,186	1,243	1,091	759	806
	May 2007	93	196	736	1,186	1,243	1,091	759	806
Uranium ore 000s tonnes	Dec 2006	-	-	800	969	892	1,077	981	951
	May 2007	-	410	725	784	943	1,077	981	951
Recovered gold 000s oz	Dec 2006	17.2	50.3	251.7	363.0	364.9	334.1	247.2	246.9
	May 2007	17.8	98.6	242.9	341.3	370.5	334.1	247.2	246.9
Recovered uranium 000s lbs	Dec 2006	-	-	662.6	804.7	750.4	929.1	893.2	895.8
	May 2007	-	335.5	602.6	652.3	793.4	929.1	893.2	895.8

Mining at the Ezulwini Mine is planned to commence in the third quarter of the year ending March 31, 2008, the first gold plant module is scheduled for completion in April 2008 (accelerating the previously disclosed planned dates for production by three months) and the first uranium plant module is scheduled for completion in June 2008. The average annual production at Ezulwini for the life of the project (2007-2024) is expected to be 290,000 ounces of gold and 888,000 pounds of uranium (U_3O_8).

The above economic analysis is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as mineral reserves. There is no certainty that the reserves development, production and economic forecasts on which this preliminary assessment is based, will be realized.

Buffelsfontein Tailings Recovery Project

The Buffelsfontein Tailings Recovery Project is a proposed uranium and gold tailings recovery operation located in the Western portion of the Witwatersrand Basin approximately 160 kilometres from Johannesburg. FUSA plans to conduct hydraulic mining of tailings dams on the Buffelsfontein property using high pressure water canons to slurry the tailings which will then be pumped to processing plants for the recovery of uranium and gold. FUSA had planned to process the tailings from the ongoing mining operations at a plant to be located at the nearby Buffelsfontein underground mine owned and operated by BGM, however, subsequent to year-end, the Corporation entered into an agreement to acquire Mine Waste Solutions (Proprietary) Limited and its subsidiary Chemwes (Proprietary) Limited (collectively, "MWS"), which includes an operating gold mine tailings and re-processing facility adjacent to First Uranium's Buffelsfontein Tailings Recovery Project and three additional tailings dams (the "MWS Acquisition"). First Uranium acquired MWS for 3,093,980 of the Corporation's common shares in full consideration of the purchase price. With this acquisition, the mined tailings from Buffelsfontein will be moved by a new pipeline to the MWS plant, which will be expanded to replace the plant originally planned at the Buffelsfontein mine site. As well, the Corporation proposes to acquire three small additional tailings dams from BGM (the "Additional Dams Acquisition").

BGM held an old order mining right in respect of mining gold at the BGM underground mine, which did not cover the recovery of the gold and uranium in the tailings dams at Buffelsfontein. On June 4, 2007, the South African Department of Mines and Energy (the "DME") granted to BGM a prospecting right with respect to uranium and other minerals in the Buffelsfontein property and tailings dumps, subject to certain conditions which BGM expects to satisfy in due course. BGM has also filed with the DME an application to convert its old order mining right for BGM into a new order mining right. If and when this conversion application is approved, BGM intends to file with the DME one or more applications (which, together with the foregoing conversion application, are collectively referred to herein as the "Buffelsfontein Conversion Application") to: (i) amend, with effect from the date of conversion, the new order mining right to include the authority to mine for uranium underground and for gold, uranium and other minerals in respect of the tailings; (ii) divide the new order mining right, if granted, into two separate new order mining rights — one in respect of the mining for gold, uranium and other minerals at the BGM underground mine and the other, the Buffelsfontein Tailings Mining Right, in respect of the

mining of the gold and uranium in the Buffelsfontein tailings dams; and (iii) cede the Buffelsfontein Tailings Mining Right, if granted, to FUSA.

On December 20, 2006, FUSA, BGM and Simmer & Jack entered into an agreement (the "Buffelsfontein Tailings and Rights Agreement") pursuant to which, among other things: (i) BGM agreed to take all necessary steps to obtain all ministerial approvals required for the items requested in the Buffelsfontein Conversion Application in order to effect the transfer of the Buffelsfontein Tailings Mining Right to FUSA as soon as possible; and (ii) BGM agreed to sell to FUSA upon FUSA's receipt of the Buffelsfontein Tailings Mining Right, the Buffelsfontein tailings dams as well as certain property required for construction of the proposed processing plants, and grant to FUSA a right to the tailings arising from BGM's ongoing mining operations at its Buffelsfontein underground mine. In exchange for the above mentioned rights, FUSA will be required to (i) pay a nominal consideration of $13.50 to BGM; (ii) assume the rehabilitation obligation relating to the dams; and (iii) pay to BGM, a 1% royalty plus value-added tax of the gross revenue accrued by FUSA from the sale of uranium, gold and any other minerals recovered from the tailings. In addition, FUSA will be responsible for making payments to Aberdeen International Inc. in respect of a net smelter royalty on all gold produced from the Buffelsfontein Tailings Recovery Project on a graduated basis with reference to the price of gold. For a more detailed discussion of these arrangements, reference should be made to the Corporation's Annual Information Form.

Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") prepared a preliminary economic assessment of the Buffelsfontein Tailings Recovery Project for First Uranium in connection with the Offering which was revised in January 2007 to incorporate the results of ongoing process selection work and to demonstrate the impact of this work on the preliminary economic assessment. The results of the preliminary assessment as revised are contained in a technical report dated January 31, 2007 (the "Prior Buffels Report"). The Prior Buffels Report was subsequently revised, incorporating the MWS Acquisition and the Additional Dams Acquisition, and reported in a technical report dated May 22, 2007 (the "Revised Buffels Report"). In addition, to better reflect the current uranium pricing environment, the assumed price per pound of uranium has been increased from $40 to $50 from the assumption in the Prior Buffels Report.

According to the Revised Buffels Report, the projected net present value ("NPV") of the Buffelsfontein Tailings Recovery Project (assuming the completion of the Additional Dams Acquisition and a discount rate of 8%) is $295 million with a projected internal rate of return ("IRR") of 69% (as compared to $211 million and 39%, respectively, as disclosed in the Prior Buffels Report). The incorporation of the MWS Acquisition and the Additional Dams Acquisition into the Buffelsfontein Tailings Recovery Project accounted for an increase in the projected NPV and IRR to $237 million and 57% respectively as compared to the Prior Buffels Report. In addition, according to the Revised Buffels Report, the increase in the uranium price assumption resulted in an increase in the projected NPV from $237 million to $295 million and in the projected IRR from 57% to 69%.

The first of the following two tables reflects the original mineral resource statement for the Buffelsfontein Tailings Recovery Project as of April 2006, excluding the MWS Acquisition and the proposed Additional Dams Acquisition.

The second table reflects the revised mineral resource statement for the Buffelsfontein Tailings Recovery Project as per the Revised Buffels Report of May 22, 2007, adjusted for the MWS Acquisition and the proposed Additional Dams Acquisition.

ORIGINAL RESOURCE STATEMENT (as of April 2006)

	Tonnes	Grade		Content	
		Gold	U_3O_8	Gold	U_3O_8
Measured	(000s)	(g/t)	(%)	(oz 000s)	(lb 000s)
Buffels 2	23,700	0.40	0.0087	301	4,544
Buffels 3	29,400	0.35	0.0103	335	6,674
Buffels 4	16,380	0.38	0.0102	202	3.682
Buffels 5	45,584	0.21	0.0062	306	6,229
Total Measured	115,064	0.31	0.0083	1,144	21,130
Indicated					
Harties 1	92,576	0.32	0.0061	941	12,446
Harties 2	35,640	0.31	0.0058	354	4,556
Harties 5	23,133	0.31	0.0053	228	2,702
Harties 6	14,604	0.22	0.0059	105	1,899
Total Indicated	165,953	0.31	0.0059	1,628	21,603
Total Measured & Indicated	281,017	0.31	0.0069	2,772	42,733
Inferred					
Harties 7	1,740	0.54	0.0243	30	932
Total Inferred	1,740	0.54	0.0243	30	932

Notes:

1 CIM definitions were followed for mineral resources.
2 A zero grade cut-off grade was used.
3. Rows and columns may not add exactly due to rounding.
4. Preliminary metallurgical test results indicate that recoveries will be approximately 27% for uranium and 68% for gold.
5. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
6. This mineral resource statement has been prepared in accordance with NI 43-101. Wayne Valliant, P.Geo. of Scott Wilson Roscoe Postle Associates Inc., is a "qualified person" under NI 43-101, independent of First Uranium and responsible for the mineral resource estimates.

REVISED RESOURCE STATEMENT (as of May 2007)

	Tonnes	Grade		Content	
		Gold	U_3O_8	Gold	U_3O_8
Measured	(000s)	(g/t)	(%)	(oz 000s)	(lb 000s)
Buffels 2	23,700	0.40	0.0087	301	4,544
Buffels 3	29,400	0.35	0.0103	335	6,674
Buffels 4	16,380	0.38	0.0102	202	3,682
Total Measured	69,480	0.38	0.0097	838	14,901
Indicated					
Buffels 5	45,584	0.21	0.0062	306	6,229
Harties 1	92,576	0.32	0.0061	941	12,446
Harties 2	35,640	0.31	0.0058	354	4,556
Harties 5	23,133	0.31	0.0053	228	2,702
Harties 6	14,604	0.22	0.0059	105	1,899
MWS 2	2,600	0.45	0.0080	38	458
MWS 4	14,423	0.29	0.0140	134	4,450
Total Indicated	228,560	0.29	0.0065	2,106	32,741
Total Measured & Indicated	298,040	0.31	0.0073	2,944	47,642
Inferred					
Harties 7	1,740	0.54	0.0243	30	932
Harties – Flanagan	43	0.80	0.0229	1	22
Harties – Ellaton	1,500	0.52	0.0087	25	288
Harties – NKGE	680	0.41	0.0158	9	237
MWS 5	60,700	0.29	0.0093	566	12,442
Total Inferred	64,663	0.30	0.0098	631	13,920

Notes:

1 CIM definitions were followed for mineral resources.
2 A zero grade cut-off grade was used.
3. Rows and columns may not add exactly due to rounding.
4. Preliminary metallurgical test results indicate that recoveries will be approximately 27% for uranium and 68% for gold.
5. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
6. Harties - Flanagan, Harties - Ellaton and Harties - NKGE are the three tailings dams proposed to be acquired by First Uranium pursuant to the Additional Dams Acquisition.
7. This mineral resource statement has been prepared in accordance with NI 43-101. Wayne Valliant, P.Geo. of Scott Wilson Roscoe Postle Associates Inc., is a "qualified person" under NI 43-101, independent of First Uranium and responsible for the mineral resource estimates.

While the MWS Dam 5 resource is included in the revised resource statement, it has not been included in the economic analysis on the Buffelsfontein Tailings Recovery Project.

With the MWS resources included and better defined, the life of the Buffelsfontein Tailings Recovery Project is now estimated to be 16 years.

As the Corporation allocates the Buffelsfontein Tailings Recovery Project's projected cash costs in proportion to the projected revenue contribution from each product and the Corporation is assuming higher uranium prices and revenues, the Corporation expects that on a co-product basis, the cash cost of gold should be $220 per ounce and the cash cost of uranium should be $22.05 per pound.

The Corporation acquired MWS on June 6, 2007 with an April 1, 2007 effective date. The MWS Acquisition closed on June 6, 2007, at which point First Uranium assumed management control of MWS. For accounting purposes, any net income from MWS for the period from April 1, 2007 to June 6, 2007 will be applied to reduce the cost of the MWS Acquisition. Uranium production from the first two of three uranium plant modules is scheduled to commence in November 2008. The average annual production for the life of the Buffelsfontein Tailings Recovery Project (March 2007 to April 2023) is expected to be 128,000 ounces of gold and 922,000 pounds of uranium.

The preparation of a pre-feasibility study for the Buffelsfontein Tailings Recovery Project is planned to start immediately.

The above economic analysis is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as mineral reserves. There is no certainty that the reserves development, production and economic forecasts on which this preliminary assessment is based, will be realized.

Technical Disclosure

All technical disclosure in this MD&A relating to the Buffelsfontein Tailings Recovery Project is extracted from a technical report entitled "Technical Report – Preliminary Assessment of the Buffelsfontein Project, Northwest Province, Republic of South Africa" (the "Buffelsfontein Technical Report") originally submitted on November 8, 2006, revised on December 5, 2006, revised on January 31, 2007 and further revised on May 22, 2007. All technical disclosure in this MD&A relating to the Ezulwini Mine is extracted from a technical report entitled "Technical Report – Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa" (the "Ezulwini Report") originally submitted on November 8, 2006, revised on December 5, 2006, and further revised on May 9, 2007 prepared in accordance with NI 43-101. The Buffelsfontein Technical Report and the Ezulwini Report were prepared by R. Dennis Bergen, P. Eng. and Wayne Valliant, P. Geo of Scott Wilson Roscoe Postle Associates Inc., each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium. The technical disclosure contained in this MD&A has been reviewed and approved by Mr. Bergen and Mr. Valiant.

Selected Financial Information

The following table sets out selected financial information relating to First Uranium for the fiscal years ended March 31, 2007 and 2006. This financial data is derived from the Corporation's audited consolidated financial statements, which are prepared in accordance with Canadian GAAP.

Selected Consolidated Financial Information (in 000s of US Dollars, except per share amounts)	**For the year ended March 31, 2007 $000**	**For the year ended March 31, 2006 $000**
Statement of Expenditure and Deficit		
Net loss	(7,928)	(6,857)
Net loss per share – basic and diluted	(0.08)	(0.08)
Balance Sheet		
Total assets	181,427	3,433
Current liabilities	(5,702)	(6,087)
Non-current liabilities	(5,377)	-
Share capital	(182,673)	(4,176)
Contributed surplus	(2,460)	(27)
Deficit	14,785	6,857

Dividend Policy

There are no restrictions in First Uranium's constating documents that would restrict or prevent First Uranium from paying dividends. Management, however, does not contemplate

that any dividends will be paid on any shares of First Uranium in the immediate future, as it is anticipated that all available capital will be reinvested to finance the growth of the Corporation's business. Any decision to pay dividends on common shares in the future will be made by the First Uranium Board of Directors on the basis of the earnings, financial requirements and other conditions existing at such time and will be subject to the restrictions imposed by the terms of the indenture governing the Debentures. As at March 31, 2007 First Uranium has declared no dividends.

Results of Operations

Expenditures

First Uranium is in a capital project development phase and did not generate any operating revenues from inception to March 31, 2007.

Expenditures for Fiscal 2007 were $6.6 million (Fiscal 2006: $6.9 million).

The expenditures for Fiscal 2007 include fees of $2.2 million (Fiscal 2006: $1.5 million) for consulting contract arrangements with persons and legal entities, principally to majority shareholder, Simmer & Jack, to provide services as officers and management to the Corporation. The higher expenditures in Fiscal 2007 resulted primarily from an increase in services provided and a longer period of activity of 12 months compared to 6 months in Fiscal 2006.

In anticipation of the Offering, the existing consulting contracts were terminated effective November 2006 and a Shared Services Agreement executed with Simmer & Jack. Since then, First Uranium has filled key management positions, including President and Chief Executive Officer, Chief Operating Officer and Chief Financial Officer and is in the process of hiring additional employees to manage and operate the Corporation's projects.

In addition to consulting and management fees, First Uranium's expenses included general and administrative expenses of $1.0 million during Fiscal 2007 (Fiscal 2006: $0.3 million). The year-over-year increase reflects the hiring of management and the cost of setting up the Corporation's offices in Johannesburg and Toronto.

First Uranium also recognized a stock-based compensation expense of $2.5 million during Fiscal 2007 (Fiscal 2006: Nil). The expense relates to the grant of 1,223,001 stock options to the directors, officers, employees and consultants. The fair value of the stock-based compensation was estimated using the Black-Scholes option pricing model.

Expenditures also include pumping and feasibility costs of $0.8 million during Fiscal 2007 (Fiscal 2006: $5.1 million). These costs relate to the care and maintenance of the Ezulwini Mine. The year-over-year decrease is the result of the pumping and feasibility costs of $1.6 million being capitalized, as part of mine infrastructure costs, from the end of May 2006, when the DME granted the mining right to Simmer & Jack, its 90% shareholder at that time.

The Corporation earned interest income of $3.4 million during Fiscal 2007 (Fiscal 2006: Nil). The interest income was primarily earned on the net proceeds from the Offering.

The interest expense of $0.2 million during Fiscal 2007 (Fiscal 2006: $Nil) consists of the non-capital portion of interest paid by EMC on the loan payable to Simmer & Jack. An additional $1.0 million of interest was capitalized in Fiscal 2007.

The foreign exchange loss of $4.6 million during Fiscal 2007 is mainly the result of moving the net proceeds (in Canadian dollars) from the Offering into a South African bank account at year-end and converting them into South African rand, which was a condition of the approval granted by SARB for the Reorganization. The Corporation was required to convert the net proceeds of the Offering into South African rand and transfer such amount to a South African bank account within 30 days from the date of closing the Offering. Subsequent to the

conversion of the funds from the Offering into South African rand, the South African rand weakened against the US dollar resulting in the foreign exchange loss.

Use of proceeds from the Offering

In the final prospectus dated December 12, 2006 filed by First Uranium in connection with the Offering (the "Final Prospectus"), First Uranium provided the following disclosure as to the anticipated uses of the estimated $162.6 million net proceeds (after deducting the applicable underwriters' commission of $10.5 million and estimated offering expenses of $2.4 million) from the sale of 29 million common shares by First Uranium to the public pursuant to the Offering:

- Development of the Ezulwini Mine - $77.2 million
- Development of the Buffelsfontein Tailings Recovery Project - $53.6 million
- Repayment of indebtedness owed by EMC to Simmer & Jack - $18.3 million
- Repayment of the purchase price for the Ezulwini Mine assets under the REL Purchase Agreement - $7.7 million
- Decrease in working capital plus general corporate costs - $5.8 million

The estimated $162.6 million net proceeds from the Offering and the above estimated uses of such proceeds as disclosed in First Uranium's Final Prospectus specifically did not include any proceeds received by First Uranium from the exercise of the over-allotment option granted to the underwriters. On December 29, 2006 the underwriters exercised the over-allotment option in full in respect of the sale of an additional 4.35 million shares of First Uranium and First Uranium received additional net proceeds as a result of approximately $24.7 million (after deducting the applicable underwriters' commission of $1.6 million).

Of the total net proceeds of $179.6 million received by First Uranium pursuant to the Offering (after deducting total underwriters' commission of $22.2 million), $40.7 million had been spent as at March 31, 2007 as follows (resulting in $138.9 million of the net proceeds on hand as at March 31, 2007):

- Development of the Ezulwini Mine - $19.3 million
- Development of the Buffelsfontein Tailings Recovery Project - $1.5 million
- Repayment of indebtedness owed by EMC to Simmer & Jack - $14.1 million
- Repayment of the purchase price for the Ezulwini Mine assets under the REL Purchase Agreement - $8.9 million
- Expenses of the Offering - $5.5 million
- Increase in working capital less general corporate costs - $8.6 million

While only a portion of the net proceeds of the Offering had been applied as at March 31, 2007, First Uranium is not aware of any notable variances between the estimated and actual uses of proceeds other than higher than anticipated expenses of the Offering which was primarily the result of the payment of $7.0 million to Investec Bank Limited in respect of the various South African advisory and regulatory services it provided in connection with the Offering as well as advisory fees of $1.2 million payable to a number of technical consultants, which amounts were not factored into the estimated expenses set out in the Final Prospectus. First Uranium believes that the net proceeds of the Offering, in addition to the $136.6 million (net of underwriters' fees and other expenses) raised in May 2007 from the Debentures, are sufficient to fund its plans regarding the near-term development of the Ezulwini Mine and Buffelsfontein Tailings Recovery Project.

While First Uranium intends to apply the net proceeds of the Offering approximately as set out in the Final Prospectus and above, such uses are by definition based on estimates and assumptions and are subject to variance. In addition, there may be circumstances where, for sound business reasons, a re-allocation of the funds may be necessary or advisable.

Net loss

First Uranium incurred a net loss of $7.9 million during Fiscal 2007 (Fiscal 2006: loss of $6.9 million). The loss for the period reflects that the Corporation is not yet generating revenue while incurring expenses relating to the development of the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project, the establishment of First Uranium's corporate offices and general and administrative expenses.

Cash flows

Cash utilized in operating activities was $15.7 million during Fiscal 2007 (Fiscal 2006: $3.6 million). The increase in cash utilized by operations was mainly the result of increased expenditures as well as the net cash movement on the related party loans.

At March 31, 2007, Simmer & Jack held $5.9 million of cash on behalf of First Uranium and its subsidiaries. The net proceeds from the Offering and the cash from the issue of shares to the Corporation's subsidiaries were temporarily held by Simmer & Jack while the Corporation was still in the process of setting up separate bank accounts for itself and its subsidiaries. These bank accounts were opened very close to the Fiscal 2007 year-end and due to closing the accounts and inter-company account transactions at the Fiscal 2007 year-end, it resulted in an advance to Simmer & Jack from First Uranium and receivables from Simmer & Jack to FUSA of $1.6 million and $5.1 million, respectively. EMC settled its payables to Simmer & Jack during Fiscal 2007 through the issue of shares by First Uranium to EMC.

Investing activities utilized $24.4 million during Fiscal 2007 (Fiscal 2006: $Nil), consisting mainly of additions to property, plant and equipment relating to the Ezulwini Mine of $23.7 million (Fiscal 2006: $Nil).

First Uranium raised net cash of $178.5 million during Fiscal 2007 (Fiscal 2006: $4.2) through its financing activities, of which $177.7 million relate to the gross proceeds of $201.8 million raised through the issue by First Uranium of 33.35 million common shares at Cdn$7.00 per share to the public.

Subsequent to the end of Fiscal 2007 on May 3, 2007, the Corporation completed the private placement of Cdn$150 million aggregate principal amount of Debentures due June 30, 2012. The Debentures bear interest at a rate of 4.25% per annum payable semi-annually and are convertible into common shares of First Uranium at Cdn$16.42 per share.

The Corporation may redeem all or a portion of the Debentures for cash at any time on or after June 30, 2010 at a redemption price equal to the principal amount of the Debentures plus accrued and unpaid interest provided that the weighted average trading price of the common shares of the Corporation on the TSX for the 20 consecutive days prior to the notice of redemption is 130% of the conversion price.

The Corporation at its option, and subject to regulatory approval, may satisfy its obligations to repay the Debentures upon redemption or maturity by issuing freely-tradeable common shares at a price per share equal to 95% of the weighted average trading price of the common shares of the Corporation on the TSX for the 20 consecutive days ending five trading days before the date fixed for redemption or maturity, as the case may be.

Holders of the Debentures may require the Corporation to repurchase the Debentures if there is an acquisition of voting control or direction of at least 50.1% of the aggregate voting rights attached to the common shares outstanding at the relevant time by any person or group of persons acting jointly or in concert at a par plus accrued and unpaid dividends. If such an event occurs and it results from a transaction in respect of which the consideration for the common shares is or can be received partially in cash, holders of the Debentures may, prior to completion of the offer to purchase for all Debentures, elect to convert their Debentures and receive, in addition to the number of common shares they otherwise would

have been entitled to receive on conversion, an additional number of common shares which will vary depending upon the effective date and the share price.

The proceeds from the sale of the Debentures, net of underwriters' fees and costs of the offering, are held in Canadian dollars. The approval of SARB to the sale of the Debentures included a condition that the Corporation transfer the net proceeds of the Debentures into South Africa and convert the funds to South African rand by May 3, 2008.

Financial Position and Liquidity

Cash and non-cash assets

Cash and cash equivalent balances available at March 31, 2007 increased by $138.3 million to $138.9 million (March 31, 2006: $0.6 million), primarily as a result of the net proceeds of the Offering.

Accounts receivable was $1.7 million at March 31, 2007 (March 31, 2006: $0.1 million) primarily comprised of a value-added tax refund..

The amounts receivable from a related party increased by $4.0 million to $6.8 million, primarily as a result of the cash held by Simmer & Jack while the Corporation was still in the process of setting up separate bank accounts for itself and its subsidiaries, as described above.

Non-current assets increased to $33.7 million at March 31, 2007 (March 31, 2006: Nil), mainly as a result of the additions to property, plant and equipment by EMC. The costs include pumping costs capitalized and the acquisition of certain surface and underground assets.

Investing activities

Prior to the completion of the Offering, First Uranium owned a 20% shareholding in FUSA. First Uranium Limited ("FUL") was incorporated under the laws of Cyprus and is a wholly-owned subsidiary of First Uranium. First Uranium transferred its direct interest in FUSA to FUL a Cypriot company wholly-owned by First Uranium. The remaining 80% equity interest in FUSA was acquired by FUL from Simmer & Jack in consideration for 26.4 million common shares of First Uranium.

FUL also acquired the remaining 90% equity interest in EMC from Simmer & Jack in consideration for 55.3 million common shares of First Uranium.

Total Liabilities

As of March 31, 2007, First Uranium had total liabilities of $11.1 million (March 31, 2006: $6.1 million), consisting of accounts payable and accrued charges of $5.7 million (March 31, 2006: $0.8 million). EMC has fully settled the $5.3 million amount payable to Simmer & Jack during Fiscal 2007.

The increase in accounts payable and accrued charges is primarily the result of capital costs incurred by EMC and outstanding at March 31, 2007.

Liquidity and Capital Resources

At March 31, 2007, First Uranium had working capital of $142.0 million (March 31, 2006: deficit of $2.7 million). The significant increase in working capital is attributable to the completion of the Offering which resulted in net proceeds of $177.7 million.

Subsequent to the end of Fiscal 2007, the Corporation completed the private placement of Cdn$150 million aggregate principal amount of Debentures. The Debentures bear interest

at a rate of 4.25% per annum payable semi-annually and are convertible into common shares of First Uranium at Cdn$16.42 per share.

The Corporation may redeem all or a portion of the Debentures for cash at any time on or after June 30, 2010 at a redemption price equal to the principal amount of the Debentures plus accrued and unpaid interest provided that the weighted average trading price of the common shares of the Corporation on the TSX for the 20 consecutive days prior to the notice of redemption is 130% of the conversion price. The Corporation at its option, and subject to regulatory approval, may satisfy its obligations to repay the Debentures upon redemption or maturity by issuing freely tradable common shares of the Corporation at a share price equal to 95% of the weighted average trading price of the common shares on the TSX for the 20 consecutive days ending five trading days before the date fixed for redemption or maturity, as the case may be.

The net proceeds of $136.6 million from the sale of the Debentures, net of underwriters' fees, were held in Canadian dollars. The approval of the SARB to the sale of the Debentures included a condition that the Corporation transfer the net proceeds from the sale of the Debentures and convert the funds to South African Rand ("ZAR") by May 3, 2008.

First Uranium anticipates that future capital requirements relating to its development of the Ezulwini Mine and Buffelsfontein Tailings Recovery Project will be funded through the proceeds of the Offering and a combination of internal cash flow and the proceeds from the issuance of the Debentures.

Capital expenditures of $151.0 million and $270.6 million will be required to complete the currently planned construction of the Buffelsfontein Tailings Recovery Project and the Ezulwini Mine, respectively, for which $14.8 million current commitments exist.

Exploration budgets for the Ezulwini Mine and on the contiguous properties to the north-east and south-east of the Ezulwini Mine of $30 million and $10 million, respectively, have been approved by the Board of Directors. The extent to which the budgeted amounts are spent depends on the ongoing exploration results. The exploration expenditures will be funded out of the available working capital.

First Uranium has executed a mandate letter and term sheet with Investec Bank Limited in respect of potential debt financing originally planned to be used towards the development of the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project. The Corporation is continuing with satisfying certain conditions precedent and is in discussions with Investec to modify the proposed facility to a corporate facility.

As at March 31, 2007, First Uranium had the following contractual obligations:

	Payments due by Date				
Contractual Obligations	**Less than 1 year $000**	**1-3 Years $000**	**4-5 Years $000**	**After 5 Years $000**	**Total $000**
Operating Leases	36	115	40	-	191
Purchase Obligations	14,836	-	-	-	14,836
Other Long-Term Obligations	-	-	-	5,377	5,377
Total Contractual Obligations	14,872	115	40	5,377	20,404

Subsequent to end of Fiscal 2007, the Corporation created another contractual obligation with the issue of the Debentures, which mature and are repayable in full on June 30, 2012, unless earlier redeemed according to their terms.

Summary of Quarterly Results

The table below sets out selected financial data for the periods indicated. The financial data presented is derived from First Uranium's consolidated financial statements, which are prepared in accordance with Canadian GAAP.

Fiscal Quarters Ended	Total Assets $000	Net Loss $000	Basic Net Loss per Share $	Long Term Liabilities $000
March 31, 2007 (audited)	181,427	(2,689)	(0.02)	5,377
December 31, 2006	195,374	(3,787)	(0.04)	Nil
September 30, 2006	3,619	786	0.01	Nil
June 30, 2006	3,522	(2,238)	(0.03)	Nil
March 31, 2006 (audited)	3,433	(4,656)	(0.05)	Nil
December 31, 2005	4,519	(2,201)	(0.03)	Nil
September 30, 2005	n/a	n/a	n/a	n/a
June 30, 2005	n/a	n/a	n/a	n/a

Fourth Quarter

The net loss of $2.8 million for the fourth quarter of Fiscal 2007 was less than the net loss of $3.7 million for the third quarter, mainly as a result of an increase in expenditures capitalized and interest income earned in the fourth quarter on the cash proceeds from the Offering.

Total assets at the end of the fourth quarter of Fiscal 2007 were $181.4 million compared to the total assets of $195.4 million at the end of the third quarter. The decrease is mainly a result of the utilization of cash and cash equivalents for settling the amount payable by EMC to Simmer & Jack of $12.7 million at the end of the third quarter.

Accounts payable and accrued liabilities were $5.7 million at the end of Fiscal 2007 as compared to $11.6 million at the end of the third quarter, when payables included additional costs related to the Offering.

Non-current liabilities of $5.4 million at the end of Fiscal 2007 consist of the environmental rehabilitation provision taken over by EMC for the infrastructure and surface lands of the Ezulwini Mine.

Outlook

The Corporation acquired MWS on June 6, 2007 with an April 1, 2007 effective date. The MWS Acquisition closed on June 6, 2007, at which point First Uranium assumed management control of MWS. For accounting purposes, any net income from MWS for the period from April 1, 2007 to June 6, 2007 will be applied to reduce the cost of the MWS Acquisition. The Corporation is preparing to undertake a pre-feasibility study for this project's new gold and uranium plant modules. The second gold module and the first two uranium modules are expected to be commissioned in November 2008.

Gold production at the Ezulwini Mine is expected to commence by the end of the third quarter of the year ending March 31, 2008 using a gold toll milling operation at a neighbouring mine. The current plan is for the Ezulwini Mine to process gold and uranium at its own plants by April 2008 and June 2008, respectively.

First Uranium believes that the current growth in demand for uranium will continue for a number of years and recently raised its life-of-mine uranium price assumptions from $40 to $50 per pound. The spot prices for uranium for March 31, 2007 and June 4, 2007 were $95 per pound and $135 per pound, respectively.

Electricity demand

The demand for uranium is directly proportional to the level of electricity generated by nuclear power plants, which in turn is driven by the future growth in global consumption of

electricity. According to the Energy Information Administration's ("EIA") International Energy Outlook 2006 (base case), world net energy consumption will more than double before 2030, from 14,781 billion kilowatt hours in 2003, to 21,699 billion kilowatt hours in 2015, and 30,116 billion kilowatt hours in 2030. Most of the growth in electricity demand is expected to occur in the non-OECD nations, where electricity use is expected to increase on average by 3.9 percent per year from 2003 to 2030, as compared with 1.5 percent per year in the OECD nations. This represents a combined growth rate in net energy consumption of 2.7 percent over the same period. According to the EIA, for all the non-OECD regions combined, economic activity, as measured by gross domestic product (GDP) in purchasing power parity terms, is anticipated to expand by 5.0 percent per year on average, as compared with an average of 2.6 percent per year for the OECD economies.

Uranium demand

With power generation as the most common commercial use of uranium, nuclear power plants are predominantly responsible for the world demand of uranium resources. According to the World Nuclear Association ("WNA"), as of September 2006, there were a total of 442 operable commercial nuclear power plants globally with an aggregate installed generating capacity of 370,721 megawatts of electricity per year. As reported by the WNA, these commercial nuclear plants currently supply approximately 16% of the world's electricity production.

Another 28 commercial nuclear power plants (representing 22,510 megawatts of electricity) are under construction, with a further 62 (68,021 megawatts) planned and 160 (118,825 megawatts) proposed. New construction is presently centred in Asia, principally in China and India. Planned and proposed plants are centred primarily in China, India, Russia, South Africa, and the United States for which more than 65,000 tonnes of uranium would be required. The WNA (base case) projects that reactor-related demand will increase by more than 65% by 2030, up to 110,776 tonnes of required uranium.

Apart from the increased consumption of electricity, demand for uranium power may also be escalated by the inherent nature of the fuel in comparison to other sources. For example, the abundance of naturally occurring uranium offers security of supply in comparison to energy sources such as oil and gas, which can be vulnerable to interruption of deliveries. There has been growing concern about the increasing concentration in the atmosphere of greenhouse gases such as carbon dioxide, which, it is believed, has resulted in a heating of the earth's atmosphere. The WNA estimates that without nuclear power today, carbon dioxide emissions from the energy sector would be 20% higher. In addition, countries like the United States, through its recent National Energy Bill, and the United Kingdom have begun to acknowledge that nuclear energy may become a growing source of each country's energy supply in the future, constituting a significant change in policy from prior years.

Demand for uranium power will also be affected by the economics of production in comparison to other fuel sources. The costs of electricity production are usually broken down into three major categories: investment, operation and maintenance, and fuel. Fuel costs include costs related to the fuel cycle, including purchasing, converting, and enriching uranium, fabrication, reprocessing, disposal of spent fuel, and transport. According to the OECD, fuel costs make up only about 20% of the costs of nuclear-generated electricity, making it relatively insensitive to fuel price fluctuations in contrast to the cost structure of fossil fuel-generated electricity. In addition, in comparison to wind, gas, combined heat power, and coal, nuclear power generation is, on average, the least expensive method of electricity production.

Uranium supply

To satisfy increasing demand, uranium is supplied from both primary production (the mining of uranium ores) and secondary sources such as the drawdown of excess inventories, and uranium made available from the decommissioning of nuclear weapons, re-enriched depleted uranium tails, and used reactor fuel that has been reprocessed. According to the WNA, after

a decade of falling mine production ending in 1993, primary production has been on the rise and now comprises 60% of the supply made available for nuclear power generation.

According to the WNA, the uranium primary production industry is projected to undergo a significant expansion during the next 10 years as existing production projects are expanded and new production centres are brought online. Later, closure of existing mines due to resource depletion is expected to result in a levelling and downward trend in production capability. The WNA projects that in 2015 global primary production will peak at 71,512 tonnes of uranium per year, before declining to 70,474 tonnes per year by 2019.

Supply versus demand

Since 1990, global uranium demand has exceeded global uranium supply provided by primary production (mining). The deficit between demand and supply has typically been filled by the supply of uranium from secondary sources. However, as this finite stockpile becomes used up, there is increasing pressure on primary production to meet total demand. According to the OECD, secondary sources of uranium are expected to fall short of meeting the deficit requirement by 2016.

According to the WNA, in 2005, primary production of uranium from all reported existing and committed production centres satisfied only 64% of demand. Based on WNA base case forecasts, production supply in 2030 will still satisfy only 64% of demand. However, as discussed in the OECD Red Book, the decline in secondary supply will mean that a substantial global uranium deficit will result beginning in 2016, which must be met either by expanding existing production centres or opening and developing new projects.

Uranium prices and contracts

According to industry sources, from relative highs of more than US$40.00 per pound in the late 1970s, U_3O_8 spot prices dipped dramatically reaching a low of US$7.10 per pound at the end of 2000.

Since then, price levels have more than recovered, surpassing the previous historical high to reach $95.00 per pound by March 31, 2007. This represents respective increases of 135%, 322%, and 443% over prices one, two, and three years prior, and 1238% over the recent low at the end of 2000. The spot price for uranium reached $135 per pound on June 4, 2007. Current high prices indicate a turn-around in the market for sellers following two decades of uranium prices that were depressed by recycling and previously accumulated stockpile selling.

There is currently an exchange-traded commodity market for uranium that is still developing with light trading volumes. Utilities typically purchase uranium pursuant to contracts with producers on either a medium (less than five years) or long-term (greater than five years) basis, with delivery of the uranium generally commencing two to three years after the date of the contract. Pricing formulas are complicated and generally remain confidential and undisclosed to the public. However, contracts may specify a base price, such as the uranium spot price, and rules for escalation. In base-escalated contracts, the buyer and seller agree on a base price that escalates over time on the basis of an agreed-upon formula, which may take economic indices, such as GDP or inflation factors, into consideration. Uranium purchase contracts will also set out the specifications applicable to the product subject to the contract.

Utilities may also purchase uranium through spot and near-term purchases from traders as well as producers.

Spot market buying usually calls for delivery within one year rather than multiple year delivery dates. In this regard, traders generally purchase uranium through organizations, such as utilities, that hold excess inventory.

According to Ux Consulting, demand in the spot market in 2005 was for delivery of approximately 27 million pounds of uranium oxide (U_3O_8) according to published reports.

It is important to understand the way in which utilities with nuclear power plants buy their fuel. Instead of buying fuel bundles from the fabricator, the usual approach is for utilities to enter into contracts with various suppliers at each stage of the uranium processing stages. Utilities may purchase a combination of U_3O_8, uranium hexafluoride, enriched uranium and fabricated fuel pellets. Sellers consist of suppliers at each of the four stages of uranium processing as well as brokers and traders. Depending on the stage at which the uranium product is purchased, the purchasing utility will be responsible for any remaining processing of the uranium required in order to generate the appropriate fuel for its nuclear plant. Although uranium prices have increased considerably during the last few years, many uranium producers are still parties to legacy contracts with purchasers at lower historical prices.

Trends in mining costs

Demand for uranium and gold and other metals has significantly increased construction of mines and related processing plants around the globe. In South Africa, as elsewhere, this higher level of construction activity has increased demand for construction materials, specifically cement and steel, as well as increasing the need for construction engineers and skilled tradesmen. Rising fuel costs, despite having a positive effect on potential revenue for First Uranium, impact negatively the costs of running mines and the transportation of services and materials to the mines.

Related Party Transactions

Prior to December 2006, the Corporation shared its premises with other companies that had common directors and reimbursed the related companies for its proportional shares of expenses or was reimbursed by the related companies for their proportional share of expenses. During the year ended March 31, 2007, the Corporation was charged $575,665 (2006: $368,599) for consulting services provided by related directors, officers and consultants of the Corporation.

The inter-company receivable between Simmer & Jack and FUSA and payable between Simmer & Jack and EMC bears interest at the South African prime rate. The inter-company advance to Simmer & Jack by the Corporation bears no interest. All the inter-company receivables, payables and advances are due by June 30, 2007.

Pursuant to the Reorganization in December 2006, First Uranium, through its wholly-owned subsidiary FUL, acquired (i) the 80% equity interest in FUSA from Simmer & Jack in exchange for 26.4 million common shares of First Uranium and (ii) the 90% equity interest in EMC from Simmer & Jack in exchange for 55.3 million common shares of First Uranium.

Immediately subsequent to the completion of the Reorganization and the Offering in December 2006, Simmer & Jack had a 67.16% shareholding in First Uranium. Prior to the Reorganization, Simmer & Jack held directly 70% in FUSA and 90% in EMC. Subsequent to the MWS Acquisition, Simmer & Jack has a 65.49% shareholding in First Uranium.

On December 20, 2006, First Uranium and Simmer & Jack entered into a corporate opportunity agreement (the "Corporate Opportunity Agreement"), a maintenance agreement (the "Maintenance Agreement") and a shared services agreement (the "Shared Services Agreement").

Pursuant to the terms of the Shared Services Agreement, First Uranium is entitled to certain services to be provided by Simmer & Jack, including project management and technical services, cash management and investment services, accounting, treasury and financial services, corporate secretarial services and human resources and staffing services, including payroll and benefits administration, and such other services as may be required by First Uranium and which Simmer & Jack is able and willing to provide. As a result of the staffing of First Uranium subsequent to the Offering, certain of these services are no longer required to be provided by Simmer & Jack.

In addition, First Uranium has agreed to reimburse Simmer & Jack with respect to 50% of management fees (to a maximum of ZAR125,000 per month) that Simmer & Jack is required to pay to an empowerment company for consulting services regarding transformation, human resources and occupational health and safety. BJ Njenje, AX Sisulu and SLB Mapisa, shareholders of the empowerment company, are also directors of Simmer & Jack.

Waterpan Mining Consortium ("Waterpan") currently holds a 10% shareholding in EMC. On December 20, 2006, Waterpan, FUL and the Corporation entered into a purchase agreement (the "Waterpan Purchase Agreement") pursuant to which Waterpan agreed to sell its shares in EMC to FUL and as consideration for such sale, First Uranium will issue 6,141,009 common shares of First Uranium to Waterpan (the "Waterpan Shares"). The closing of the transaction is subject to approval of SARB. Pursuant to the Waterpan Purchase Agreement, Waterpan has agreed not to sell or transfer 90% of the Waterpan Shares for a period of two years from the date of issuance. One shareholder of Waterpan is a director of EMC, two other shareholders of Waterpan are officers and/or employees of First Uranium and EMC.

Critical Accounting Policies and Estimates

The preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting practice requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, goodwill estimation of future site restoration costs, stock-based compensation and future income taxes, and classification of current portion of long term debt. Financial results as determined by actual events could differ from those estimated.

Foreign currency translation

The Corporation considers the United States dollar ("US$") to be the functional and reporting currency. The translated amounts are of a foreign entity where its subsidiaries are accounted for as integrated foreign operations and as such, the translation to US dollar was made using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated in United States dollars at the year-end exchange rates, while non-monetary items are translated at the exchange rate in effect at the transaction date. Revenue and expense items are translated at the exchange rates in effect on the date of the transaction. Exchange gains and losses resulting from the translation of these amounts are included in the consolidated statements of operations.

Property, plant and equipment

The application of the Corporation's accounting policies for these assets has a material impact on its financial statements. Property, plant and equipment and related capitalized expenditures are recorded at cost. Amortization expense is based on the estimated useful lives of these assets. The carrying values of mining properties and property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment assessments are based on estimates of future cash flows, which include: the quantity of mineral reserves; future metal prices and future operating and capital costs to mine and process the Corporation's reserves.

The variability of these factors depends on a number of conditions, including the uncertainty of future events, and as a result, accounting estimates may change from one period to another. Asset balances could be materially impacted if other assumptions and estimates had been used. In addition, future operating results could be impacted if different assumptions and estimates are applied in future periods.

Asset retirement obligations

Mining, development and exploration activities are subject to various laws and regulations governing the protection of the environment. The Corporation has recorded a liability for future costs related to these regulations with a corresponding adjustment to the carrying amount of the related assets.

Significant judgments and estimates are made when determining the nature and costs associated with asset retirement obligations. Changes in the underlying assumptions used to estimate the obligation as well as changes to environmental laws and regulations could cause material changes in the expected cost and the fair value of asset retirement obligations.

Stock-based compensation

The Corporation accounts for all stock-based payments under the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the grant date using the Black Scholes option pricing model that takes into account the exercise price, the expected life of the options, expected volatility of the underlying shares, expected dividend yield and the risk free interest rate for the term of the option.

Changes in Accounting Standards

In January 2005, the CICA issued three new standards relating to financial instruments.

Section 3855, Financial Instruments – Recognition and Measurement, prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and at what amount – sometimes using fair value; other times using cost-based measures. It also specifies how financial instruments gains and losses are to be presented.

Section 3865, Hedges, is applicable whenever an enterprise chooses to designate a hedging relationship for accounting purposes. It expands on AcG No.13, Hedging Relationships, and Section 1650, Foreign Currency Translation by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Section 1530, Comprehensive Income, introduces new rules for the reporting and display of comprehensive income. Comprehensive Income is the change in equity (net assets) of an enterprise during a reporting period from transaction and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distribution to owners.

These standards are applicable for fiscal years beginning on or after October 1, 2006. If an enterprise elects to early adopt such standards, the early adoption election must be applied to all three standards at the same time.

Outstanding Share Data

As at March 31, 2007 and June 13, 2007, First Uranium had 121,686,047 and 124,780,027 issued and outstanding common shares, respectively. As at March 31, 2007 there were 1,223,001 unexercised stock options outstanding, exercisable for 1,223,001 common shares of the Corporation at an average strike price of Cdn$7.30 per share. As at June 13, 2007 there were 1,283,001 unexercised stock options outstanding, exercisable for 1,283,001 common shares of the Corporation at an average strike price of Cdn$7.56 per share.

As at June 13, 2007, First Uranium also had Cdn$150 million principal amount of Debentures outstanding which are convertible into 60.9013 common share of First Uranium for each Cdn$1,000 principal amount of Debentures, representing 9,135,195 common shares.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including the Corporation's President and Chief Executive Officer and the Chief Financial Officer, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this Management's Discussion and Analysis, management of First Uranium, by the direction of the President and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Corporation's disclosure controls and procedures.

Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that First Uranium should restate the consolidated interim financial statements for the three months ended December 31, 2006 to reflect additional costs relating to the Offering. These additional costs include fees payable to Investec Bank Limited of South Africa, in respect of various advisory and regulatory services provided in connection with the Offering, as well as advisory fees payable to a number of technical consultants. The President and Chief Executive Officer and the Chief Financial Officer have also concluded that as of the end of the period covered by this Management's Discussion and Analysis, the disclosure controls and procedures were effective to provide reasonable assurance that the remaining information required to be disclosed in First Uranium's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management of First Uranium, including the President and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

During the most recent year end there were no changes in the Corporation's internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Risks and Uncertainties

Uncertainties

There are a number of uncertainties in the mining business of First Uranium that are beyond First Uranium's control, including:

- Demand and prices for the Corporation's future production of uranium and gold
- Government legislation regarding mining companies in South Africa
- Securities regulation regarding public listed companies in Canada and South Africa
- Foreign exchange rates
- Interest rates
- The decisions and activities of the Corporation's competitors in the uranium and gold mining business, which impact the supply of uranium and the demand for available services, construction materials, labour and the rights for prospecting and mining
- The continued endorsement of nuclear power as a preferred source for the world's energy needs
- The decisions of investors to continue to buy and hold the securities of the Corporation
- Natural disasters, war or random occurrences or acts that could result in a material change to economic and market performance, business conditions or operations.

Risks

In addition, First Uranium is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, the following business, operational and market risks. For a

complete discussion of the Corporation's risks, reference should be made to the Corporation 's Annual Information Form.

Business Risks

Simmer & Jack
Simmer & Jack and First Uranium share the Chair of the Board and the same President & CEO, as well as several services that benefit both companies.

In addition, SARB requires that Simmer & Jack maintain a controlling interest in the Corporation, which could reduce or impede the Corporation's ability to raise additional required funds at favourable rates in order to avoid dilution in Simmer & Jack's shareholding in the Corporation.

First Uranium relies on Simmer & Jack for its BEE credentials, among other things.

Black Economic Empowerment ("BEE") Requirements
Failure to comply with BEE requirements could jeopardize First Uranium's ability to obtain and retain mining and prospecting rights. There is also no guarantee that the interests of First Uranium will be wholly aligned with the interests of its (direct or indirect) BEE shareholders.

Mining and prospecting rights, licenses and titles
The Corporation has not obtained all mining rights and government approvals required to develop its proposed uranium and gold projects. The Corporation will make significant expenditures in respect of the Ezulwini Mine and Buffelsfontein Tailings Recovery Project prior to it obtaining the mining rights necessary to construct and operate its projects.

Senior Management
As a new company with a small management team, First Uranium is dependant on certain key management personnel for the successful operation of the business. Loss of key personnel could harm the Corporation's operations and financial condition.

Business interruption
The Corporation is exposed to risks that could interrupt its business. One of the Corporation's two projects, Ezulwini, is an underground mine that has historically had ground movement problems in the Upper Elsburg shaft pillar. On one occasion it was necessary to cease shaft operations and excavate the lava unit around the shaft and then to reinstall the necessary shaft hardware. To eliminate the ground control problems in the shaft area the Corporation is executing its plan to mine out the shaft pillar and to stabilize the shaft prior to restarting mining operations.

There is a risk of flooding at the Ezulwini underground mine, where the Corporation pumps approximately 65 million litres of water from the site every day. The pumps are well maintained and there are several contingency arrangements including multiple power sources, large diesel generators, back-up pumps and catch basins in the event of failure of the main pumps. The mine has never been flooded, including during the period of 2001 through 2006 when the mine ceased operations and was on care and maintenance.

Disclosure
The Corporation is required to comply with securities reporting legislation and accounting standards in Canada and South Africa. To ensure that the First Uranium meets its regulatory obligations and mitigate risks associated with inaccurate or incomplete disclosure, the Audit Committee is responsible for reviewing and assessing the quality and integrity of the Corporation's continuous disclosure documents. The Corporation is also in the process of implementing a disclosure policy.

Insurance
First Uranium's insurance coverage does not cover all of its potential losses, liabilities and damage related to its business and certain risks are uninsured or uninsurable. The

Corporation makes its insurance decisions based on the likelihood of any risk occurring, the cost of the insurance and the Corporation's tolerance for risk.

Financing
Although management believes that First Uranium has secured sufficient financing to bring its two projects into production as currently contemplated, the Corporation may require additional capital in the future and no assurance can be given that such capital will be available at al or available on terms acceptable to First Uranium.

Foreign Currency Exchange Rates
The Corporation has exposure to the risk of significant change in foreign currency exchange rates between U.S. dollars, Canadian dollars and the South African rand. Most of the Corporation's expenses are in rand. When the Corporation starts to produce and sell uranium and gold, those sales will be in U.S. dollars. As a result, an increase in the U.S. dollar value of the rand would decrease profitability. In addition, the Corporation runs a small office in Canada and any further increase in the value of the Canadian dollar relative to the US dollar, increases expenses as the Corporation's reporting currency is in U.S. dollars.

Operational Risks

Mining
The business of mining generally involves a high degree of risk and First uranium has no operating history. No assurance can be given that the development and bringing into commercial production of a mine or tailings processing facility will be completed as contemplated and for the estimated capital costs or within the estimated schedule. Also, no assurance can be given that the intended production schedule, metal recoveries, estimated operating costs and/or that profitable operations will be achieved.

Confidence in resources
The economic analysis for the Corporation's two projects is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as mineral reserves. There is no certainty that the reserves development, production and economic forecasts on which such preliminary assessments are based, will be realized.

Labour
The Corporation will employ most of its labour at its two project sites. There has historically been much higher employment in the areas of the two projects and management does not consider availability of general labourers a risk. The higher demand for uranium, gold and other metals has raised the demand for skilled professionals, such as geologists.

The cost of that labour is a risk since labour costs have risen significantly since the last time uranium mines were in production at these sites. Higher costs have been identified and factored into the economic forecasts for these projects.

South Africa has a significantly higher HIV infection rates than those prevailing in North America and Europe. Current and future First Uranium employees may have or could contract this potentially deadly virus. While the Corporation is not aware of any lost-time incident related to HIV, the prevalence of HIV could cause the Corporation to sustain higher training costs to replace sick employees.

Operational safety is considered a top priority by management and the Board has established an Environmental, Health and Safety Committee. The Committee has the responsibility to review and make recommendations in regard to the Corporation's health and safety programs and compliance issues.

Construction Materials
Due to the increased demand for uranium, gold and other metals, construction of mines and processing plants has increased placing a significant demand on construction materials, specifically cement and steel, as well as increased need for construction engineers and skilled tradesmen.

Fuel
Rising costs of fuel impact the costs of running the plants and the transportation or labour and materials to the sites and eventually the costs of moving rock from the underground mine and the metals that are to be produced at both projects. Higher costs of other fuels have increased the demand for uranium offsetting the negative impact of the increase in the costs of these fuels in the Corporation's operations.

Securing Permitting for Tailings Deposition Areas
The success of the Buffelsfontein Tailing Recovery Project is, in part, dependent on the permitting of sufficient tailings deposition areas. While the MWS Acquisition includes one such deposition area, the Corporation requires permitting for one additional deposition area by November 2008. Failure to acquire permitting for such an area on schedule could delay production of uranium and gold at this project.

Environmental and hazardous materials
Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive. Mining operations have inherent risks and liabilities associated with pollution of the environment and the disposal of waste products and hazardous materials occurring as a result of mining and production. First Uranium cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results of operations.

First Uranium's proposed mining projects are subject to the risk of uranium exposure. The Corporation has put systems in place to manage exposure to uranium or uranium metal and no known exposures have occurred at First Uranium to date. Exposure by First Uranium's employees, however, could result in the Corporation having to incur extra compensation costs

Market risks

Uranium and Gold Prices
First Uranium's future revenues will be directly related to the world market prices of uranium and gold as its revenues will be derived primarily from gold and uranium mining, assuming that First Uranium is able to develop one or more of the Ezulwini and Buffelsfontein projects. Uranium and gold prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors beyond First Uranium's control.

If, after the commencement of commercial production, uranium and/or gold prices fall below the costs of production at First Uranium's mines for a sustained period, it may not be economically feasible to continue production at such sites. This would materially and adversely affect production, profitability and First Uranium's financial position. A decline in uranium and/or gold prices may also require First Uranium to write down its mineral reserves and mineral resources, which would have a material adverse effect on its earnings and profitability. First Uranium's future profitability may be materially and adversely affected by the effectiveness of any hedging strategy. While First Uranium currently does not hedge or forward sell any of its future gold and uranium production, should circumstances in future so warrant (including to obtain debt financing), First Uranium may hedge, or forward sell, future production.

Public Perception and Acceptance of Nuclear Energy

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact the continuing acceptance of nuclear energy and the future prospects for nuclear power generation, which may have a material adverse effect on First Uranium.

Uranium and Gold Industry Competition

International uranium and gold industries are highly competitive. There is no guarantee that First Uranium will be able to compete successfully with other mining companies, particularly seasoned mining companies. The Corporation can not assure that it will be able to compete successfully with its competitors in developing or acquiring uranium or gold projects or in attracting and retaining skilled and experienced employees.

First Uranium intends to market its uranium in a number of potential markets in direct competition with supplies available from a relatively small number of mining companies. Current and future international trade agreements and policies, governmental policies and trade restrictions are beyond the control of First Uranium and may affect the supply of uranium available to the market.

Competition from other energy sources

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydroelectricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates.

Additional Information

Additional information relating to First Uranium is included in the Corporation's Annual Information Form dated June 13, 2007 and it is available on SEDAR at www.sedar.com.

Forward-looking Information

This MD&A and consolidated financial statements for the period ended March 31, 2007 contain certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Corporation's expectations as at June 13, 2007; (ii) actual results may differ materially from the Corporation's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Corporation cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this MD&A, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) approvals to transfer or grant, as the case may be, mining rights will be obtained; (ii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iii) mineral resource estimates are accurate; (iv) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (v) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vi) that outstanding approvals for the completion of an acquisition, the transfer of mining rights and the approval of mining rights will be granted; (vii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Corporation and their investment in the Corporation's common shares to a sufficient level to continue to support the Corporation's compliance with 2014 BEE requirements; (viii) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024; and (ix) the completion of the Additional Dams Acquisition.

Form 52-109F1 - Certification of Annual Filings

I, Gordon Miller, President and Chief Executive Officer of First Uranium Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of First Uranium Corporation (the "issuer") for the period ending March 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED ~~this~~ 14 day of June, 2007

Gordon T. Miller
President and Chief Executive Officer

Form 52-109F1 - Certification of Annual Filings

I, Emma Oosthuizen, Senior Vice President and Chief Financial Officer of First Uranium Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of First Uranium Corporation (the "issuer") for the period ending March 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED this 14 day of June, 2007

Emma Oosthuizen
Senior Vice President and Chief Financial Officer

first Uranium

FIRST URANIUM CORPORATION
CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
for the three months ended June 30, 2008 and June 30, 2007

The interim consolidated financial statements contained herein have not been audited by the Corporation's independent auditors.

First Uranium Corporation

Unaudited Consolidated Balance Sheets

	Notes	June 30, 2008 US$000	March31, 2008 US$000
ASSETS			
Current assets			
Cash and cash equivalents		102,105	164,739
Restricted cash	8	9,714	-
Accounts receivable	4	13,957	9,720
Inventories	5	5,850	2,808
		131,626	177,267
Non-current assets			
Property, plant and equipment	6	256,706	204,650
Asset retirement funds	7	5,094	4,847
Loan to related party	23	990	978
		262,790	210,475
Total assets		394,416	387,742
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities	9	33,796	24,303
Payables to related party	23	607	541
		34,403	24,844
Non-current liabilities			
Senior unsecured convertible debentures	10	101,645	99,880
Future tax liability		10,172	10,649
Asset retirement obligations	11	19,924	19,901
		131,741	130,430
SHAREHOLDERS' EQUITY			
Share capital	12	215,935	215,935
Equity portion of senior unsecured convertible debentures	10	46,504	46,504
Contributed surplus	13	8,253	7,008
Contribution from parent	14	561	153
Accumulated deficit		(42,927)	(37,132)
Accumulated other comprehensive (loss) income		(54)	-
		228,272	232,468
Total liabilities and shareholders' equity		394,416	387,742

See accompanying notes to the Consolidated Financial Statements

Guarantees	8
Commitments	20

First Uranium Corporation

Unaudited Consolidated Statements of Operations and Deficit and Comprehensive Loss

For the three months ended June 30, 2008 and 2007

	Notes	2008 US$000	2007 US$000
Revenue		**6,805**	2,183
Cost of sales		**(3,529)**	(2,255)
Gross profit (loss)		**3,276**	(72)
Other income	15	**318**	-
Expenditures			
General, consulting and administrative expenditures		**(4,347)**	(2,103)
Stock-based compensation	16	**(1,648)**	(770)
Pumping, feasibility and rehabilitation costs		**(1,447)**	(347)
		(7,442)	(3,220)
Operating loss before the undernoted		**(3,848)**	(3,292)
Interest income		**1,832**	4,366
Interest and accretion expense on convertible debentures	10	**(2,149)**	(2,028)
Accretion expense on asset retirement obligations	11	**(381)**	-
Foreign exchange (losses) gains	17	**(524)**	6,425
(Loss) income before income taxes		**(5,070)**	5,471
Income tax charge		**(725)**	-
(Loss) income for the period		**(5,795)**	5,471
Accumulated deficit at the beginning of the period		**(37,132)**	(14,785)
Accumulated deficit at the end of the period		**(42,927)**	(9,314)
Basic and diluted (loss) income per common share (US$)	18	**(0.04)**	0.04
Weighted average number of basic and diluted common shares outstanding ('000)	18	**131,074**	122,989

(Loss) income for the period		**(5,795)**	5,471
Unrealized loss on investments		**(54)**	-
Comprehensive (loss) income for the period		**(5,849)**	4,471

See accompanying notes to the Consolidated Financial Statements.

First Uranium Corporation

Unaudited Consolidated Statements of Cash Flows

For the three months ended June 30, 2008 and 2007

	Notes	2008 US$000	2007 US$000
(Loss) income for the period		**(5,795)**	5,471
Changes not affecting cash:			
- Interest income	19.1	**-**	(197)
- Accretion expenses		**952**	1,071
- Amortization on property, plant and equipment	6	**333**	327
- Stock-based compensation	16	**1,648**	770
Loss after interest and non-cash items		**(2,862)**	7,442
Expenses in respect of asset retirement obligations	11	**(358)**	-
Movement in working capital:			
- (Increase) decrease in inventories		**(3,042)**	355
- (Increase) in accounts receivable		**(4,237)**	(813)
- Decrease in net receivables from/payables to related parties	19.2	**54**	6,086
- Decrease in accounts payable and accrued liabilities		**(9,165)**	(3,091)
Cash flows (utilized in) generated from operating activities		**(19,610)**	9,979
Additions to property, plant and equipment	19.3	**(34,202)**	(9,812)
(Increase) decrease in asset retirement fund	7	**(164)**	105
Cash transferred to restricted cash	8	**(9,714)**	-
Net cash movement on acquisition of MWS	19.4	**-**	1,310
Cash outflow from investing activities		**(44,080)**	(8,397)
Issuance of senior unsecured convertible debentures net of issue costs	10	**-**	130,561
Cash inflow from financing activities		**-**	130,561
Net effect of exchange rate changes on cash held in foreign currencies		**1,056**	4,177
Net (decrease) increase in cash and cash equivalents for the period		**(62,634)**	136,320
Cash and cash equivalents, beginning of the period		**164,739**	138,914
Cash and cash equivalents, end of the period		**102,105**	275,234

See accompanying notes to the Consolidated Financial Statements.

1. NATURE OF OPERATIONS

First Uranium Corporation (the Corporation or First Uranium) is a Canadian resource company focused on the development of uranium and gold projects in South Africa. See Note 6, Property, Plant and Equipment for a description of the Corporation's key projects. The Corporation has a primary listing on the Toronto Stock Exchange (TSX) and a secondary listing on the Johannesburg Stock Exchange (JSE). First Uranium owns 100% of First Uranium Limited (FUL), which in turn holds 100% of First Uranium (Proprietary) Limited (FUSA) and 100% of Ezulwini Mining Company (Proprietary) Limited (EMC). The Corporation's controlling shareholder, Simmer and Jack Mines, Limited's (Simmer & Jack) had a 62.3% shareholding in First Uranium as at June 30, 2008.

EMC owns and operates the Ezulwini Mine. FUSA owns 100% of Mine Waste Solutions (Proprietary) Limited and its wholly-owned subsidiary, Chemwes (Proprietary) Limited (collectively MWS), a tailings treatment company that processes tailings from the Buffelsfontein mine (the Buffelsfontein Tailings) at its gold recovery plant.

All amounts in these financial statements are in US$, except where otherwise indicated.

2. SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared by First Uranium in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for the preparation of interim financial statements. The accounting policies used in the preparation of these unaudited interim consolidated financial statements are based on the same accounting policies and practices as those disclosed in note 1 "Nature of operations" and note 2 "Significant accounting policies" to the Corporation's audited consolidated financial statements for the year ended March 31, 2008, except for changes as described below and in note 3 "Changes in accounting policies".

These unaudited interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements, and accordingly should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended March 31, 2008.

3. CHANGES IN ACCOUNTING POLICIES

Going Concern
Effective April 1, 2008, the Corporation adopted an amendment to CICA Handbook Section 1400 - General Standards of Financial Statement Presentation in relation to going concern. The amendment requires management to assess an entity's ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity's ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The adoption did not have a material impact on the Financial Statements for the period presented.

Inventories
Effective April 1, 2008, the Corporation adopted CICA Handbook Section 3031 - Inventories, which prescribes the accounting treatment for inventories and provides guidance on the determination of costs and the subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. This new section had no impact on the Corporation's results.

Future and new accounting standards

Goodwill and Intangible Assets
CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Corporation is in the process of assessing the impact for its 2010 financial year.

International Financial Reporting Standards (IFRS)
In February 2008, the Accounting Standards Board (AcSB) approved a strategic plan which requires public companies to converge with IFRS for fiscal periods beginning on or after January 1, 2011. The Corporation is in the process of assessing the impact of convergence of Canadian GAAP and IFRS.

4. ACCOUNTS RECEIVABLE

(in thousands of dollars)	**June 30, 2008**	**March 31, 2008**
Trade receivables	**1,082**	3,100
Value Added Tax and Goods and Services Tax	**11,679**	6,538
Prepayments and advances	**1,169**	80
Deposits and guarantees	**27**	2
	13,957	9,720

5. INVENTORIES

(in thousands of dollars)	**June 30, 2008**	**March 31, 2008**
Gold work-in-progress	**1,136**	514
Stockpiles	**2,996**	744
Spares and consumables	**1,718**	1,550
	5,850	2,808

6. PROPERTY, PLANT AND EQUIPMENT

June 30, 2008 (in thousands of dollars)	**Cost**	**Accumulated Amortization**	**Net carrying amount**
Land and buildings	**3,753**	**(79)**	**3,674**
Mine infrastructure	**130,388**	**(202)**	**130,186**
Mining assets	**2,630**	**-**	**2,630**
Tailings for processing	**29,642**	**(1,077)**	**28,565**
Plant and equipment	**89,585**	**(378)**	**89,207**
Motor vehicles	**1,087**	**(121)**	**966**
Office furniture and equipment	**622**	**(62)**	**560**
Computer equipment and software	**1,123**	**(205)**	**918**
Total	**258,830**	**(2,124)**	**256,706**

March 31, 2008 (in thousands of dollars)	**Cost**	**Accumulated Amortization**	**Net carrying amount**
Land and buildings	1,616	(44)	1,572
Mine infrastructure	82,652	(143)	82,509
Mining assets	17,922	-	17,922
Tailings for processing	29,642	(1,197)	28,445
Mining rights	55	-	55
Plant and equipment	72,228	(139)	72,089
Motor vehicles	1,080	(101)	979
Office furniture and equipment	517	(38)	479
Computer equipment and software	729	(129)	600
Total	206,441	(1,791)	204,650

Included in the above are mining related assets with a net carrying amount of $161.3 million (March 31, 2008: $124.6 million) related to the Ezulwini Mine and $58.3 million (March 31, 2008: $43.9 million) related to MWS.

As at June 30, 2008 all property, plant and equipment were owned by the Corporation, except for motor vehicles with a net carrying amount of $0.01 million (March 31, 2008: $0.02 million), which are held under capitalized lease contracts.

Ezulwini Mine

The Ezulwini Mine project involves the recommissioning of an underground uranium and gold mining operation located on the outskirts of the town of Westonaria in Gauteng Province, South Africa. The Corporation is in the ramp-up phase of underground production. The development of the Ezulwini Mine includes the rehabilitation and stabilisation of the main mine shaft pillar and the construction of uranium and gold processing facilities.

MWS

MWS is a uranium and gold tailings recovery operation located in the western portion of the Witwatersrand Basin. With the MWS acquisition on June 6, 2007 the Corporation acquired an operating gold mine tailings re-processing facility and an uranium plant, adjacent to the Buffelsfontein property, where the Buffelsfontein Tailings are now being treated.

7. ASSET RETIREMENT FUNDS

(in thousands of dollars)	June 30, 2008	March 31, 2008
Balance, beginning of the period	**4,847**	2,791
Trust fund assumed on acquisition of MWS	**-**	1,950
Investment income	**49**	194
Contributions in respect of investment funds	**115**	109
Loss on investment (Ezulwini)	**(54)**	-
Foreign exchange differences	**137**	(197)
Balance, end of the period	**5,094**	4,847

The asset retirement funds, consisting of environmental rehabilitation trust funds under the Corporation's control, are to be used to fund the respective mining operation's rehabilitation liabilities. Funds in the trust consist primarily of cash held in interest-bearing accounts, as well as investment funds which consist of a combination of South African effective trusts. An accredited South African financial institution manages the trust funds under the direction of the trustees. The trust deed limits the trustees' investments to institutions and investment vehicles as referred to in Section 37A of the South African Income Tax Act. Trust funds can only be drawn for rehabilitation purposes.

8. GUARANTEES

The following guarantees have been issued:

To	Regarding	Guarantee value ($000)
DME	Ezulwini environmental rehabilitation provision	**4,765**
Murray and Roberts Cementation (Pty) Ltd	Ezulwini shaft rehabilitation project	**1,268**
Eskom Holdings Ltd	Electricity accounts	**1,078**
Jozi Power	Power generating services	**500**

The Ezulwini rehabilitation trust funds included in the asset retirement funds (see Note 7) have been pledged as security against all of the above guarantees. These guarantees are reviewed and renewed on an annual basis. The guarantee concerning the Murray and Roberts Cementation (Pty) Ltd will be terminated once the shaft rehabilitation project is complete.

A Letter of Credit (LC) of $9.25m has been taken out in respect of a 30 megawatts ("MW") power plant to be installed at MWS. Cash cover of $9.7 million (approximately 110% of the value of the purchase price of the LC) has been placed in an investment account with a South African banking institution as of June 25, 2008 and earns interest at 12.5% per annum. 90% of the LC will be released on shipment of the equipment to South Africa that is expected to take place in August 2008. The remaining portion will be released when installation has been successfully completed.

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(in thousands of dollars)	June 30, 2008	March 31, 2008
Trade payables	**20,953**	17,664
Accruals	**12,843**	6,639
	33,796	24,303

The trade payables primarily relate to capital expenditure of $14.1 million (March 31, 2008: $8.7 million) and $4.1 million (March 31, 2008: $0.7 million) at the Ezulwini Mine and MWS, respectively.

10. SENIOR UNSECURED CONVERTIBLE DEBENTURES

On May 3, 2007 First Uranium issued senior unsecured convertible debentures (the Debentures) in denominations of $1,000 Canadian dollars (Cdn$) in the principal amount of $135.1 million (Cdn$150 million). The interest rate on the Debentures is 4.25% per annum. The Debentures pay interest semi-annually in arrears on June 30 and December 31 and have a maturity date of June 30, 2012. The Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at an exchange price of Cdn$16.42 per share.

The liability component of the Debentures is being accreted such that the liability at maturity will equal the gross proceeds of $135.1 million (Cdn$150 million) less conversions. The cost of issuing the Debentures amounted to $4.5 million. As at June 30, 2008, no portion of the Debenture had been converted. The amount accreted during the three months ended June 30, 2008 and 2007 was $0.6 million and $1.1 million, respectively. Interest for the three months ended June 30, 2008 and 2007 amounted to $1.6 million and $1.2 million, respectively.

11. ASSET RETIREMENT OBLIGATIONS

(in thousands of dollars)	June 30, 2008	March 31, 2008
Balance, beginning of the period	**19,901**	5,377
Provision assumed on acquisition of MWS	**-**	2,777
Provision recognized with commencement of processing the Buffelsfontein Tailings	**-**	10,162
Accretion expense	**381**	896
Additional rehabilitation provision on MWS	**-**	2,530
Rehabilitation expenditure incurred	**(358)**	(1,841)
Balance, end of the period	**19,924**	19,901

During March 2008, Johan Fourie & Associates performed an independent review of the Ezulwini assets relating to the environmental rehabilitation provision, which confirmed that the current cost estimate of the provision at March 31, 2008 was sufficient.

During March 2008, an independent valuation of the environmental rehabilitation provision for MWS was completed by GCS (Proprietary) Limited, a water environmental engineering and science consultancy company. The provision was based on the estimated cost to rehabilitate the mine.

These valuations are performed on an annual basis.

SHARE CAPITAL

Common shares	Number of shares (000) June 30, 2008	Number of shares (000) March 31, 2008	($000) June 30, 2008	($000) March 31, 2008
Balance, beginning of the period	**131,074**	121,686	**239,988**	206,726
Shares issued in respect of acquisition	-	3,094	-	31,557
Shares issued pursuant to the Waterpan transaction	-	6,141	-	-
Exercise of stock options	-	153	-	1,063
Contributed surplus relating to stock options exercised	-	-	-	642
	131,074	131,074	**239,988**	239,988
Less: Share issue costs	-	-	**(24,053)**	(24,053)
Balance, end of the period	**131,074**	131,074	**215,935**	215,935

Authorized
The authorized share capital of First Uranium consists of an unlimited number of common shares.

Issued and outstanding

On June 6, 2007, First Uranium issued 3.1 million shares valued at $31.6 million relating to the acquisition of MWS.

On December 14, 2007, First Uranium issued 6.1 million shares to Waterpan Mining Consortium (Waterpan) completing the purchase of the remaining 10% interest in EMC (the Waterpan transaction) as contemplated in the Corporation's initial public offering in December 2006 (the Offering). First Uranium and Waterpan collaborated to effect this transaction considering the terms of the Offering and, as such, the acquisition of the remaining 10% interest in EMC is accounted for under Canadian GAAP as a continuity of interests.

There were no options exercised during the three months ended June 30, 2008.

13. CONTRIBUTED SURPLUS – STOCK-BASED COMPENSATION

The Corporation maintains a stock option plan (the Option Plan) for employees, officers, directors and for certain consultants who provide ongoing support to First Uranium and its subsidiaries. Under the Option Plan, options typically are granted for a period of up to ten years following the date of grant. The amounts granted reflect the level of responsibility of the particular optionee and his or her contributions to First Uranium.

The Board of Directors has discretion to set the terms of any vesting schedule of each option granted. Except in specified circumstances, stock options are not assignable and non-transferable and terminate 90 days after the optionee ceases to be employed or associated with First Uranium.

The terms of the Option Plan further provide that the price at which shares may be issued under the Option Plan shall not be less than the volume weighted average trading price of the shares on the TSX for the five trading days immediately preceding the day the option is granted.

The following table details the movements of contributed surplus during the period:

(in thousands of dollars)	June 30, 2008	March 31, 2008
Balance, beginning of the period	**7,008**	2,460
Transfer to share capital relating to stock options exercised	-	(642)
Stock options vesting expense recognised during the period	**1,379**	6,039
Stock options forfeited during the period	**(134)**	(849)
Balance, end of the period	**8,253**	7,008

Assumptions

The fair value of shares used to calculate the compensation expense was determined using the share price on the grant date and was adjusted for the probability of the recipients remaining employed or associated with the Corporation until the vesting date.

No stock options were granted during the three months ended June 30, 2008. During the three months ended June 30, 2007 60,000 stock options were granted.

The following table is a summary of the Corporation's options granted under its stock-based compensation plan:

	Number of options		Weighted average exercise price (Cdn$)	
	June 30, 2008	**March 31, 2008**	**June 30, 2008**	**March 31, 2008**
Outstanding options, beginning of period	**3,438,956**	1,223,001	**9.13**	7.30
Granted during the period	**-**	2,551,433	**-**	9.02
Exercised during the period	**-**	(153,001)	**-**	(7.00)
Forfeited during the period	**(239,570)**	(182,477)	**(8.82)**	(7.56)
Outstanding options, end of period	**3,199,386**	3,438,956	**8.56**	9.13

The stock-based compensation expense recognized in the statements of operations and deficit and comprehensive loss was $1.2 million for the three months ended June 30, 2008 (2007: $0.8 million) (see Note 16, Stock-based compensation). During the three months ended June 30, 2008 $0.005 million stock-based compensation was capitalized to the projects (2007: $nil). As at June 30, 2008, the aggregate unexpensed fair value of unvested stock options granted amounted to $3.9 million (2007: $3 million).

The following table summarizes information about First Uranium's outstanding stock options as at June 30, 2008:

	Options outstanding			Options exercisable		
Exercise price ranges Cdn$	**Number of options outstanding**	**Weighted average remaining life (years)**	**Weighted average exercise price (Cdn$)**	**Number of options exercisable**	**Weighted average remaining life (years)**	**Weighted average exercise price (Cdn$)**
7.00 to 8.99	2,901,172	9.34	8.34	1,210,460	9.20	8.13
9.00 to 11.99	238,214	9.23	10.13	114,168	9.14	10.19
12.00 to 13.99	60,000	8.92	12.87	39,999	8.92	12.87
	3,199,386	**9.33**	**8.56**	**1,364,627**	**9.18**	**8.43**

14. CONTRIBUTION FROM PARENT

(in thousands of dollars)	**June 30, 2008**	**March 31, 2008**
Balance, beginning of period	**153**	-
Stock-based compensation relating to parent	**408**	153
Balance, end of period	**561**	153

These contributions represent the stock-based compensation relating to 7.6 million Simmer & Jack stock options granted during the year ended March 31, 2008, to individuals that were previously employed by Simmer & Jack and that were transferred to First Uranium during that year. No such stock options were granted during the three months ended June 30, 2008.

15. OTHER INCOME

(in thousands of dollars)	**June 30, 2008**	**June 30, 2007**
Sludge pumping income	**259**	-
Rental income	**21**	-
Other income	**38**	-
	318	-

1[illegible] STOCK-BASED COMPENSATION

(in thousands of dollars)	June 30, 2008	June 30, 2007
Stock-based compensation cost - First Uranium Options (see Note 13)	**1,245**	770
Stock-based compensation cost - Simmers Stock Options (see Note 14)	**408**	-
Stock-based compensation capitalized during the period	**(5)**	-
	1,648	770

17. FOREIGN EXCHANGE (LOSSES) GAINS

(in thousands of dollars)	June 30, 2008	June 30, 2007
Foreign exchange (losses) gains	**(524)**	6,425

The foreign exchange losses on translation during the three months ended June 30, 2008 reflect the overall strengthening of the Cdn$ against the US$ and the weakening of the ZAR against both the Cdn$ and US$.

18. BASIC AND DILUTED (LOSS) INCOME PER COMMON SHARE

	June 30, 2008	June 30, 2007
Basic and diluted (loss) income per share of ($)	**(0.04)**	0.04
is calculated based on (loss) income for the period of 000)	**(5,795)**	5,471
and a weighted average number of common shares outstanding of (000)	**131,074**	122,989

For the three months ended June 30, 2008 and 2007, the impact of outstanding share options was excluded from the diluted common shares calculation because it was anti-dilutive for earnings per share purposes.

The impact of the Debentures issued on May 3, 2007, has been excluded from the diluted common shares computation because it was anti-dilutive for earnings per share purposes.

19. NOTES TO THE CONSOLDATED STATEMENTS OF CASH FLOWS

19.1 Non-cash interest income

(in thousands of dollars)	June 30, 2008	June 30, 2007
Total interest income	**(1,831)**	(4,366)
Add back: Cash interest income	**1,831**	4,169
	-	(197)

19.2 Decrease (increase) in net receivable from/payable to related parties

(in thousands of dollars)	June 30, 2008	June 30, 2007
Decrease (increase) in receivable from related parties	**(12)**	5,873
Increase (decrease) in payable to related parties	**66**	156
Add back:		
- Interest income accrued on accounts receivable	**-**	57
	54	6,086

19.3 Additions to property, plant and equipment

(in thousands of dollars)	June 30, 2008	June 30, 2007
Total additions to property, plant and equipment	**(52,389)**	(15,075)
Add back:		
Capital expenditure included in Trade payables	**18,182**	5,263
Stock-based compensation included in Property, plant and equipment	**5**	-
	(34,202)	(9,812)

Net cash movement on acquisition of MWS

(in thousands of dollars)	June 30, 2008	June 30, 2007
Cash and cash equivalents taken over on date of acquisition	-	1,954
Less: Expenses related to MWS acquisition	-	644
	-	1,310

20. COMMITMENTS

Lease agreements

The Corporation has an operating lease agreement which expires on May 31, 2012. The total rent expense charged under this agreement was $0.031 million for the three months ended June 30, 2008 (2007: $nil).

During May 2008, the Corporation agreed to lease ten self contained diesel powered generating sets of 1 MW each (gensets) for an initial term of eighteen months. The fixed monthly rental charge is $13,500 per genset for the first twelve months, reducing to $12,500 per genset thereafter. After the initial eighteen months period, the Corporation has the option to extend the lease agreement period for up to sixty months, in successive twelve month periods. The fixed monthly charge per genset is $12,500 for months 19 to 24; $12,000 for months 25 to 36; $11,500 for months 37 to 48; and $11,000 for months 49 to 60. If the gensets are rented for sixty months, the Corporation is entitled to purchase the gensets for $50,000 per set. The Corporation is also obligated to pay a monthly fixed charge of $25,000 and a running hourly charge of EUR11.30 ($17.85). These charges are subject to indexation based on consumer prices.

The Corporation is also responsible for $75,000 mobilization charges and $56,250 demobilization charges per shipment. The gensets will be installed over a three month period commencing July 2008. The total rental and fixed charges for the initial eighteen month period are estimated at $2.2 million and $0.5 million, respectively. The agreement will commence on arrival of the first two gensets (anticipated to be at the end of July 2008).

As the Corporation does not assume substantially all of the benefits and risks of ownership of the gensets, this agreement will be accounted for as an operating lease. This treatment will be reviewed in accordance with any changes that may be made in the successive agreements

Capital commitments

(in thousands of dollars)	June 30, 2008	March 31, 2008
Ezulwini Mine	**27,259**	35,128
MWS	**42,466**	5,173
Total contractual obligations	**69,725**	40,301

The capital commitments are payable within one year.

During May 2008 the Corporation entered into an agreement to purchase a 30 MW diesel-fired power plant and associated equipment, refurbished and configured in accordance with the Corporation's specifications for $8.5 million. The vendor will oversee the installation, construction, start-up and commissioning of the power plant at both of the Corporation's operations. Eighty percent of the purchase price is payable upon shipment of the power plant and the balance upon installation and the successful commissioning at site. The Corporation is responsible for shipping charges of approximately $750,000. In addition, the costs of civil, structural and electrical switchgear and transmission equipment are estimated to be $6.5 million. As at June 30, 2008, the equipment has not yet been shipped to South Africa. (see Note 8, Guarantees)

Toll treatment agreement

The Corporation entered into an agreement with a third party, commencing in January 2009, to calcine the ammonium diuranate (yellowcake) from First Uranium to produce uranium oxide packaged for dispatch to converters. Either party may terminate the agreement on 18 months notice. The third party calciner will construct a plant with one half of the capacity of the plant to be dedicated for the processing of the First Uranium yellowcake and will acquire a road tanker to transport the yellowcake from the First Uranium operations to the calciner's operations. First Uranium will pay one-half of the construction cost of the calcining plant up to a maximum of $1.8 million and one half of the cost of the tanker (together referred to as the Loan). The Loan will be effective as of January 5, 2009 and is to be repaid in monthly instalments over a seven year period commencing January 30, 2009. The Loan will bear interest equal to the prime overdraft rate as quoted by the South African Reserve Bank (SARB), plus 2% commencing on January 5, 2009.

Royalty agreements

MWS is required to pay: (i) to Simmer & Jack, an amount equal to the royalty payable by Simmer & Jack to Aberdeen pursuant to the Aberdeen Agreement in respect of the tailings to be acquired from Buffelsfontein Gold Mines Limited (BGM), pursuant to the Buffelsfontein Tailings and Rights Agreement; and (ii) to BGM a 1% royalty, pursuant to the terms of the Buffelsfontein Tailings and Rights Agreement.

During December 2007, MWS commenced processing the Buffelsfontein Tailings and, as a result, MWS is obligated to pay the royalty to BGM, pursuant to the Buffelsfontein Tailings and Rights Agreement, and make other payments to Simmer & Jack pursuant to the Aberdeen Arrangement in respect of the metals recovered from the Buffelsfontein Tailings. The total royalties and related payments expensed during the three months ended June 30, 2008 amounted to $0.4 million (2007: $nil). (see Note 23, Related party transactions and commitments)

21. CAPITAL MANAGEMENT

First Uranium's capital includes convertible debentures and shareholders' equity. The Corporation's objectives when managing shareholders' equity are to provide returns for shareholders and safeguard its ability to continue as a going concern. Mining is capital intensive and the Corporation strives to achieve lowest industry costs at all of its operations and meet cash flow requirements through internally generated cash flows.

The Corporation's current operations involve the re-opening and development of the Ezulwini Mine and the development of MWS. First Uranium intends to use the remaining proceeds from the issue of the Debentures raised in May 2007 to fund the development of the Ezulwini Mine and MWS and for general corporate purposes and to fund the Ezulwini Expansion Program, which is designed to determine the potential for a possible expansion of the Ezulwini Mine.

In order to carry out the planned development and exploration and pay for administrative costs, the Corporation plans to spend the capital raised to date, as well as its existing working capital and raise additional amounts as needed. The Corporation will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Corporation manages its capital structure and makes adjustments to it, based on the funds available to the Corporation, in order to support the development of its operations and the exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation's management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable.

There were no changes in the Corporation's approach to capital management during the three months ended June 30, 2008. Neither the Corporation nor its subsidiaries is subject to externally imposed capital requirements.

22. FINANCIAL INSTRUMENTS

Financial risk factors
First Uranium's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates.

a) Credit risk
Credit risk is the risk of loss associated with a counter party's inability to fulfill its payment obligations. The Corporation's credit risk is primarily attributable to gold sales and value-added taxes receivable. The Corporation has a concentration of credit risk with one customer which is closely monitored by management. Value-added taxes receivable are collectable from the South African government. Management believes that the credit risk concentration with respect to financial instruments attributable to gold sales and value-added taxes receivable is remote.

In addition, the majority of the Corporation's cash and cash equivalents are on deposit with highly-rated financial institutions.

b) Liquidity risk
First Uranium has sufficient funds (June 30, 2008: $111.8 million inclusive of the restricted cash) to settle its current and long-term liabilities (excluding the senior unsecured convertible debentures). The Corporation's accounts payable and accrued liabilities, as well as the payable to related party, have contractual maturities of less than 30 days and are subject to normal trade terms.

c) Market risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and gold prices.

i. Interest rate risk
First Uranium has significant cash balances and long-term debt, with the latter having a fixed rate of interest of 4.25% (see Note 10, Senior unsecured convertible debentures). The Corporation's current policy is to invest excess cash in short-term deposits in banks with which it maintains its bank accounts. The Corporation monitors the investments it makes and is satisfied with the credit ratings of its banks.

ii. Foreign currency risk
The Corporation's functional currency is the US$. The Corporation is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the US$ in relation to other currencies impact the fair value of financial assets, liabilities and operating results. The Corporation does not hedge its exposure to foreign currency exchange risk.

Certain short-term financial liabilities are denominated in other currencies, predominantly Cdn$ and ZAR. The Corporation's operations are primarily in South Africa and as a result the Corporation has maintained significant cash and cash equivalents during the year in ZAR to meet these operations' short-term liquidity requirements. Financial assets and liabilities subject to currency translation risk primarily include non-US$ cash and cash equivalents and the Debentures.

The SARB approval that was required in connection with the issue of the Debentures includes a condition that the Corporation transfers the net Debenture proceeds to bank accounts of the Corporation in South Africa and convert the funds to ZAR, by May 3, 2008. SARB has granted an extension in respect of Cdn$60 million of such funds pending consideration of an application by the Corporation to permit the funds to remain in Canada. As at June 30, 2008, $92.5 million of the net proceeds from the issue of the Debentures were held in Canadian dollar denominated short-term deposits bearing interest at 4.85% per annum.

iii. Price risk
Gold price risk is defined as the potential adverse impact on earnings and economic value due to gold price movements and volatilities. The Corporation does not hedge its exposure to commodity price fluctuation risk.

Sensitivity analysis

The Corporation has designated its cash and cash equivalents as available-for-sale, which is measured at fair value. Financial instruments included in accounts receivable and receivables from related party are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and payable to related party are classified as other financial liabilities, which are measured at amortized cost.

Based on management's knowledge and experience of the financial markets, First Uranium believes the following movements are "reasonably possible" over a 12 month period.

As of June 30, 2008, management estimates that if interest rates had changed by 1%, assuming all other variables remained constant, the impact to net loss would have been approximately $118,819.

Financial instruments that impact the Corporation's operations due to currency fluctuations include:

- Cdn$ denominated cash and cash equivalents, accounts receivable, loan to related party, accounts payable and accrued liabilities, and the debt portion of convertible debentures.
- ZAR denominated cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and payables to related party.

As at June 30, 2008, management estimates that if the foreign exchange rates had changed 10% against the US$ assuming all other variables remained constant, the impact on net loss would have been approximately as follows:

(in thousands of dollars)	
10% increase in value of Cdn$	**912**
10% decrease in value of Cdn$	**(912)**
10% increase in value of ZAR	**989**
10% decrease in value of ZAR	**(989)**

The Corporation's current exposure to price risk on the commodities in which it produces and sells is limited.

Fair value estimation

In assessing the fair value of other financial instruments, the Corporation uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.

The face values less any estimated credit adjustments for financial assets and financial liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Corporation for similar financial instruments.

As at June 30, 2008, the actual disclosed values of the financial instruments all approximate the fair values of these instruments.

23. RELATED PARTY TRANSACTIONS AND COMMITMENTS

Related party balances (in thousands of dollars)	**June 30, 2008**	**March 31, 2008**
Loan to Chief Executive Officer	**990**	978
FUSA amount to Simmer & Jack	**(607)**	(541)
Related party transactions (in thousands of dollars)	**June 30, 2008**	**June 30, 2007**
Shared services fees to Simmer & Jack	**(427)**	(528)
Fees paid to empowerment company	**(52)**	(53)
Stock-based compensation to parent (see Note 14)	**(408)**	-
Royalties paid to BGM (see Note 20)	**(68)**	-
Payments to Simmer & Jack pursuant to the Aberdeen Arrangement Agreement (see Note 20)	**(324)**	-
Interest received from Simmer & Jack by FUSA	**-**	57
Interest received on loan to Chief Executive Officer	**10**	15

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the parties involved, having regard to prevailing market rates.

First Uranium and Simmer & Jack have a shared services agreement (the Shared Services Agreement) pursuant to which First Uranium may retain certain services provided by Simmer & Jack. During the three months ended June 30, 2008, $0.3 million (2007: $0.2 million) of the fees to Simmer & Jack pursuant to the Shared Services Agreement were expensed and $0.2 million (2007: $0.3 million) of the fees were capitalized, representing services provided in respect of technical services for the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project.

In addition, First Uranium has agreed to reimburse Simmer & Jack with respect to 50% of fees that Simmer & Jack is required to pay to an empowerment company for consulting services regarding transformation, human resources and occupational health and safety. BJ Njenje, AX Sisulu and SLB Mapisa, shareholders of the empowerment company, are also directors of Simmer & Jack.

On September 27, 2007, the Board of Directors approved a loan in the amount of Cdn$1 million to the Chief Executive Officer of First Uranium for the purpose of facilitating his purchase of a family home. The loan is for a term of six years, is unsecured and bears interest at 4% per annum payable monthly in arrears.

24. SEGMENTED INFORMATION

Segmented information is presented in respect of the Corporation's business and geographical segments. The primary format business segments are based on the Corporation's management and internal reporting structure. Inter-segment reporting is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income earning assets and revenue, interest-bearing loans, borrowing and expenses, and corporate assets and expenses. Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

For the three months ended June 30, 2008 (in thousands of dollars)	**South Africa**		**Canada**	
	Ezulwini Mine	**MWS***	**Corporate**	**Total**
Revenue		6,805		6,805
Cost of sales		(3,529)		(3,529)
Gross profit		3,276		3,276
Other income	319	(1)		318
Expenditures				
General, consulting and administrative expenditures	(586)	(877)	(2,884)	(4,347)
Stock-based compensation	(278)	(61)	(1,309)	(1,648)
Pumping, feasibility and rehabilitation costs	(1,336)	(111)	-	(1,447)
	(2,200)	(1,049)	(4,193)	(7,442)
Operating (loss) profit before the undernoted	(1,881)	2,226	(4,193)	(3,848)
Interest income	300	124	1,408	1,832
Interest expense	(1)	-	(1,577)	(1,578)
Accretion expense on convertible debentures	-	-	(571)	(571)
Accretion expense on asset retirement obligations	(56)	(325)	-	(381)
Foreign exchange (losses) gains	(2,317)	170	1,623	(524)
(Loss) income before income taxes	(3,955)	2,195	(3,310)	(5,070)
Income tax recovery (charge)	-	477	(1,202)	(725)
(Loss) income for the period	(3,955)	2,672	(4,512)	(5,795)
Total assets	194,570	104,475	95,371	394,416
Total liabilities	(25,134)	(35,532)	(105,478)	(166,144)
Capital expenditure	(23,708)	(10,493)	(1)	(34,202)

*Includes the Buffelsfontein Tailings Recovery Project

For the three months ended June 30, 2007 (in thousands of dollars)	South Africa Ezulwini Mine US$'000	MWS* US$'000	Canada Corporate US$'000	Total US$'000
Revenue	-	2,183	-	2,183
Cost of sales	-	(2,255)	-	(2,255)
Loss from mining operations	-	(72)	-	(72)
Expenditure				
General, consulting and administrative expenditures	(342)	(535)	(1,226)	(2,103)
Stock-based compensation	-	-	(770)	(770)
Pumping and feasibility costs	(347)	-	-	(347)
	(689)	(535)	(1,996)	(3,220)
Operating loss	(689)	(607)	(1,996)	(3,292)
Interest income	134	55	4,177	4,366
Interest expense	-	-	(957)	(957)
Accretion expense on convertible debentures	-	-	(1,071)	(1,071)
Foreign exchange gains (losses)	(645)	473	6,597	6,425
Income (loss) before income taxes	(1,200)	(79)	6,750	5,471
Provision for income taxes	-	-	-	-
Net income (loss) for the period	(1,200)	(79)	6,750	5,471
Total assets	52,642	51,672	269,235	373,549
Total liabilities	(11,902)	(16,869)	(90,129)	(118,900)
Capital expenditure	(9,229)	(573)	(10)	(9,812)

*Includes the Buffelsfontein Tailings Recovery Project

FIRST URANIUM CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS
of the financial results
for the three months ended
June 30, 2008 and June 30, 2007

Management's discussion and analysis of the unaudited consolidated financial condition and results of operations for the three months ended June 30, 2008 and June 30, 2007

This Management's Discussion and Analysis ("MD&A") of the consolidated financial position and results of operations reviews the activities, unaudited consolidated results of operations and financial condition of First Uranium Corporation and its subsidiaries ("First Uranium" or the "Corporation") for the three months ended June 30, 2008 ("Q1 2009") and June 30, 2007 ("Q1 2008"), together with certain trends and factors that are expected to have an impact in the future. References to "FY 2009" refer to the Corporation's fiscal years ending March 31, 2009. References to "Q2 2009" refer to the Corporation's three-month period ending September 30, 2008.

This management's discussion and analysis of the consolidated financial position and results of operations ("MD&A") is intended to supplement and complement the unaudited consolidated financial statements and notes thereto for Q1 2009 and Q1 2008 (collectively the "Financial Statements") which have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The MD&A should be read in conjunction with the Financial Statements and First Uranium's audited consolidated financial statements for the fiscal year ended March 31, 2008 ("FY 2008") and the notes thereto and the related management's discussion and analysis. Information contained in this MD&A is current as at August 11, 2008, unless otherwise indicated.

The reporting currency for the Corporation is the US dollar, and all amounts in the following discussion are in US dollars ("$"), except where otherwise indicated.

This MD&A includes certain forward-looking statements. Please read the cautionary note at the end of this document.

Responsibility of Management and the Board of Directors

Management is responsible for the information disclosed in this MD&A and the accompanying Financial Statements and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, the Corporation's Audit Committee, on behalf of the Board of Directors, provides an oversight role with respect to all public financial disclosures made by the Corporation and has reviewed and approved this MD&A and the accompanying Financial Statements.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including the Corporation's Chief Executive Officer and Chief Financial Officer, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this MD&A, management of First Uranium, under the direction of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Corporation's disclosure controls and procedures as required by Canadian securities laws.

Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in First Uranium's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management of First Uranium, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

During the most recent period there were no changes in the Corporation's internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Overview

First Uranium is a Canadian resource company focused on the development of uranium and gold projects in South Africa. The Corporation's goal is to become a significant low-cost producer of uranium and gold through the re-opening and development of the Ezulwini Mine and the expansion of the Mine Waste Solutions tailings recovery project ("MWS"). To expand its production profile, First Uranium plans to pursue value-enhancing opportunities in South Africa and elsewhere.

First Uranium is currently focused on the rehabilitation and bringing into production of the Ezulwini underground uranium ("U_3O_8") and gold ("Au") mine (the "Ezulwini Mine") and the recovery of uranium and gold from the existing and future surface tailings at the Buffelsfontein mine through MWS's existing gold plant and, subject to their commissioning, through the planned uranium recovery plant and additional gold recovery facilities.

The Corporation received net proceeds of $177.7 million from the sale of 33 million common shares in its initial public offering (the "Offering") in December 2006 and raised an additional $130.6 million (net of expenses) from the sale of senior unsecured convertible debentures (the "Debentures") in May 2007. The common shares and the convertible debentures are listed on the Toronto Stock Exchange (the "TSX"). In addition, the common shares are listed on the Johannesburg Stock Exchange (the "JSE"). As of August 11, 2008, Simmer and Jack Mines, Limited ("Simmer & Jack"), a South African incorporated public company listed on the JSE, owned 62.3% of the common shares of First Uranium.

Highlights

During Q1 2009, First Uranium:

- ended the quarter with $102.1 million cash and cash equivalents on hand
- hoisted 24,238 tonnes of ore at the Ezulwini Mine, which resulted in a stockpiled inventory of 12,695 tonnes of gold and uranium bearing ore from the Middle Elsburg ("ME") reef horizon and 11,543 tonnes of gold bearing ore from the Upper Elsburg ("UE") reef horizon, estimated to contain in aggregate:
  - 3,164 ounces of gold from the stockpiled 24,238 tonnes, comprising 11,543 tonnes at an average grade of 4.64 grams of gold per tonne and 12,695 tonnes at an average grade of 3.89 grams of gold per tonne
  - 10,060 pounds of uranium from the stockpiled 12,695 tonnes of ME ore at an average grade of 0.45 kilograms per tonne
- reclaimed 1.7 million tonnes of tailings through the MWS gold plant at a yield of 0.16 grams of gold per tonne, producing 8,530 ounces of gold at a Cash Cost (as defined in the notes to the production tables in the Operations Overview of this MD&A) of $464 per ounce
- completed upgrading the MWS gold plant to increase the design capacity from 500,000 tonnes per month to 633,000 tonnes per month during May 2008
- upgraded MWS No.5 tailings dam during May 2008 to enable a deposition rate of 633,000 tonnes of material per month
- approved, subject to financing, a plan to build an acid plant at MWS to secure a low-cost supply of sulphuric acid, a necessary reagent for the production of uranium, from the sulphur contained in the pyritic material within the tailings dams, which are already being processed for gold at MWS
- approved a plan and entered into agreements to supplement the power supplied by the South African national power utility ("Eskom") by obtaining and installing diesel-fired generators and a power plant to secure a steady supply of electrical power with a total capacity of 54 megawatts ("MW"), inclusive of existing stand-by units, to the two operations until Eskom could be expected to restore a steady, reliable supply of electrical power
- filed updated independent technical reports on June 5, 2008 on both the Ezulwini Mine and MWS, taking into consideration the capital and operating costs of generating additional power, revised acid price assumptions and a revaluation of metal price and exchange rate assumptions, for which projected revised net present values are $667 million for the Ezulwini Mine and $413 million for MWS and the projected internal rate of returns are 336% for the Ezulwini Mine and 70% for MWS
- received notification on June 9, 2008 that Eskom will be able to increase its supply of power to the Ezulwini Mine from 40 MW to 55 MW, which is expected to reduce the Corporation's requirement to generate its own additional power and the costs thereof

Subsequent to the end of Q1 2009, First Uranium:

- continued commissioning the Ezulwini Mine's 200,000 tonne per month gold plant with the first 50,000 tonne per month module commencing production of gold bullion in July 2008
- continued commissioning the Ezulwini Mine's 100,000 tonne per month uranium plant, which had been scheduled for production of ammonium diuranate ("yellowcake") in August 2008 and is now scheduled for October 2008
- finalized and implemented two-year agreements with the National Union of Mineworkers ("NUM") at both the Ezulwini Mine and MWS
- resolved previously disclosed issues of handling clay content in tailings at MWS, with the result that the MWS gold plant throughput and recovery rates are at, and sometimes slightly above, design specifications

During Q2 2009, First Uranium plans to:

- hoist approximately 83,300 tonnes of ore at the Ezulwini Mine, of which approximately 65,500 tonnes would comprise gold and uranium bearing ore from the ME reef horizon and approximately 17,800 tonnes would comprise gold bearing ore from the UE reef horizon
- process approximately 17,200 tonnes of gold bearing ore through the newly commissioned gold plant at the Ezulwini Mine
- commission the second 50,000 tonne per month mill module at the Ezulwini Mine during September 2008
- publish an updated technical report for the Ezulwni Mine
- reclaim 1.9 million tonnes of tailings through the MWS gold plant at a yield of approximately 0.2 grams of gold per tonne with expected production of approximately 12,000 ounces of gold

Financial Overview

First Uranium's primary focus has been the development of the Ezulwini Mine and MWS, resulting in early gold production and sales. While the initial mining of uranium bearing ore has commenced, no uranium has been recovered to date. There was no recovery of either gold or uranium concentrates from processing facilities located at the Ezulwini Mine during Q1 2009 or Q1 2008.

During Q1 2009 a total of 8,530 ounces of gold were reclaimed at MWS at an average Cash Cost of $464 per ounce compared to 3,420 ounces of gold reclaimed during Q1 2008 at an average Cash Cost of $581 per ounce. MWS generated $6.8 million of revenue from 7,741 ounces of gold sold at an average selling price of $879 per ounce compared to $2.2 million from 3,395 ounces of gold sold at an average selling price of $643 per ounce in Q1 2008.

For Q1 2008 only the results of MWS for the month of June 2007 were included in the Corporation's consolidated results as the effective date of acquisition of MWS was June 6, 2007.

The relatively high average Cash Costs at MWS for Q1 2008 can be attributed primarily to the diminishing resources taken from the MWS No.2 tailings dam, which necessitated a high-cost mechanical load and placement operation. With the transition during December 2007 to the high-volume, low-cost operations associated with the mining of the Buffelsfontein Tailings, the average Cash Costs started to decrease. As throughput and gold production increase, average Cash Costs are expected to decrease further.

General, consulting and administrative expenditures which more than offset the gross profit from tailings reclaimed at MWS resulted in an operating loss of $3.8 million in Q1 2009 compared to an operating loss of $3.3 million in Q1 2008. The operating loss in Q1 2009 reflects increased revenues but also the increase in corporate and administration expenses as activities expand.

The loss of $5.8 million in Q1 2009 was primarily the result of the ongoing expenditures mentioned above and foreign exchange losses on translation of Canadian and South African assets, liabilities, revenues and expenses converted to the US dollar. The Corporation reported net income of $5.5 million in Q1 2008 that was primarily the result of foreign exchange translation gains and net interest income earned, partially offset by operating losses.

At the end of Q1 2009, First Uranium had total assets of $394.4 million, total liabilities of $166.1 million and shareholders' equity of $228.3 million. It had cash and cash equivalents of $102.1 million (excluding $9.7 million of restricted cash on deposit) compared to $164.7 million at the end of FY 2008. The Corporation currently holds its funds in cash and bank-sponsored guaranteed investment certificates. It has no exposure to asset-backed commercial paper. The decrease in cash and cash equivalents from the end of FY 2008 was primarily attributable to $34.2 million of cash utilized during Q1 2009 for capital expenditures for the development of the Corporation's two mining operations and increased working capital.

Power update

The electrical power requirements required in Q1 2009 by MWS and the Ezulwini Mine were supplied by Eskom without any interruptions that plagued the country in the previous quarters. As a backup plan to secure a continual supply of electrical power at the Ezulwini Mine however, the Corporation has connected the existing 14 MW of standby diesel generated power to the new plant and has proceeded with its order to secure diesel generators with a further capacity of 10 MW on a capital lease basis. At MWS, the Corporation is in the process of shipping the 30 MW power plant that it recently acquired to secure sufficient power to start up the uranium and add-on gold plant modules planned for commissioning in the fourth quarter of fiscal 2009.

Operations overview

Ezulwini Mine

	Q1 2009	Q1 2008
Ezulwini Mine		
Tonnes hoisted (000s)	24,238	–

The Ezulwini Mine is located approximately 40 kilometres from Johannesburg on the outskirts of the town of Westonaria in the Gauteng Province, South Africa. The Ezulwini Mine is an underground mine constructed in the 1960s. Although the mine was put on care-and-maintenance from 2001 to 2006, when the Corporation acquired the mine, it had historically produced approximately 14 million pounds of uranium and 12 million ounces of gold. The mine has two separate tabular ore bodies about 400 metres apart. The UE ore body, where most of the mining has been done to date, is a gold only deposit. The ME ore body is a gold and uranium deposit and is relatively un-mined.

The Ezulwini Mine terminated a third-party toll-treatment arrangement at the end of March 2008 in order to start building a stockpile to be used for the commissioning of the gold plant and as a result there was no metal recovered during Q1 2009.

As at July 2, 2008 the clean-up process on surface and underground activities generated the following stockpiles at the Ezulwini Mine:

- from the material removed during the mining and excavation of the previous plant foundations and gold bearing soil, in excess of 127,500 tonnes containing an average grade of 1.1 grams per tonne of gold
- from the UE section, approximately 11,543 tonnes containing an average grade of 4.64 grams per tonne of gold
- from the ME section, approximately 12,695 tonnes containing an average grade of 3.89 grams per tonne of gold and 0.45 kilogram per tonne of U_3O_8

Final commissioning of the 200,000 tonne per month gold plant at the Ezulwini Mine commenced in Q1 2009 and gold was produced in July 2008. The first 50,000 per month mill was started up mid-July with ore from the UE section stockpile feeding the gold plant.

Commenced commissioning of the 100,000 tonne per month uranium plant at the Ezulwini Mine in June 2008 and the Corporation expects the first shipment of yellowcake production in October 2008. The delay in expected production (from August 2008) is due to late delivery of construction material caused by the EPCM contractor.

Current construction activities include the stabilization and refurbishment of the shaft and construction of the gold and uranium plant, surface gantry, transfer tower and crusher.

As at June 30, 2008, $135.9 million cash has been spent on the capital projects at the Ezulwini Mine (FY 2008: $112.3 million) including $22.7 million capitalized pre-production costs and pumping and other capital related costs (FY 2008: $20.3 million). The costs of production from the Ezulwini Mine will be capitalized and related proceeds of sales credited against capital until such time as the Ezulwini Mine has achieved commercial levels of production. Until completion of the Ezulwini Mine capital projects there will be additional pumping and other related costs capitalized although these costs will decrease on completion of the various phases of the capital projects. The revised project costs released in April 2008 indicated that the total capital required over the life of the mine was estimated at $312 million (inclusive of sustaining capital).

Ezulwini Expansion Program

Based upon an internal concept evaluation, the combined Phase 1 drilling target areas required approximately 16,000 metres to be drilled to complete this phase. To date, a total of 6,146 metres have been drilled.

Currently four surface rigs are in operation, drilling holes through the UE1a, E9Ec, E8 and Kimberly Reefs. Values for the intersections are outstanding and in process.

The drilling has, so far, extended the geological information further down dip of the current workings and has assisted in the re-interpretation of the structural interpretation of the E9Ec – the main uranium carrier. The E8 and Kimberly Reef has been a good producer of both gold and uranium on the West Rand and the possibility of discovering additional potential on the Ezulwini property is anticipated.

Mine Waste Solutions

	Q1 2009	Q1 2008
MWS		
Tonnes reclaimed (000s)	1,665	402
Average gold recovery grade (grams/tonne)	0.16	0.27
Total ounces of gold reclaimed	8,530	3,420
Total ounces of gold sold	7,741	3,395
Average selling price per ounce ($)	879	643
Average cost per ounce reclaimed ($)	482	669
Average Cash Cost per ounce reclaimed ($)	464	581
(in thousands of dollars)		
Revenue	6,805	2,183
Cost of sales	(3,340)	(1,956)
Amortization	(189)	(299)
Total cost of sales	(3,529)	(2,255)
Gross profit (loss)	3,276	(72)

"Cash Costs" are costs directly related to the physical activities of producing gold and include mining, processing and other plant costs; third-party refining and smelting costs; marketing expense, on-site general and administrative costs; royalties; on-mine drilling expenditures that are related to production and other direct costs. Sales of by-product metals are deducted from the above in computing cash costs. Cash costs exclude depreciation, depletion and amortization, corporate general and administrative expense, exploration, interest, and pre-feasibility costs and accruals for mine reclamation. Cash costs are calculated and presented using the "Gold Institute Production Cost Standard" applied consistently for all periods presented. The Gold Institute was a non profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999.

Total cash costs per ounce is a non-GAAP measurement and investors are cautioned not to place undue reliance on it and are urged to read all GAAP accounting disclosures presented in the consolidated financial statements and accompanying footnotes.

Note:
For Q1 2008 only the results of MWS for the month of June 2007 were included in the Corporation's consolidated results as the effective date of acquisition of MWS was June 6, 2007.

MWS is currently a gold tailings recovery operation located in the western portion of the Witwatersrand Basin, approximately 160 kilometres from Johannesburg. MWS consists of 14 tailings deposits from three gold and uranium mines that had operated for 50 years. These tailings represent in excess of 355 million tonnes of mineral resources including inferred resources, of which 325 million are mineable reserves estimated to contain 55 million pounds of uranium and 3.0 million ounces of gold. The tailings dams are spread over an area that stretches approximately 13.5 kilometres north-south and 14 kilometres east-west and cover an area of approximately 1,100 hectares. The tailings dams are being hydraulically mined with high-pressure water cannons.

The monthly average tonnes reclaimed have increased significantly quarter on quarter mainly as a result of the change in mining area from MWS No.2 tailings dam (depleted – high cost/low volume) to the Buffelsfontein No.2 tailings dam (high volume/low cost). The introduction of clay handling systems and ongoing plant modifications and upgrades also contributed to increased throughput.

The Q1 2009 average recovery grade is lower than the average recovery grade during Q1 2008 due to the change in material reclaimed from the MWS No.2 tailings dam relative to the Buffelsfontein No.2 tailings dam.

During the quarter, MWS implemented minor modifications to the hydraulic mining system to improve throughput and to the carbon-in-leach ("CIL") plant flow sheet to improve recoveries. This resulted in the throughput increasing by 5% from the previous quarter and the average recovery grades improving from 0.14 to 0.16 grams per ounce for Q1 2009, notwithstanding a 5-day shut down in June of the newly constructed reclamation station to complete outstanding tasks at the station. Improvements are expected to continue during Q2 2009, with the throughput to increase by another 10% per month during Q2 2009 and the average recovery grades improving to 0.19 grams per tonne, resulting in an overall improvement in gold production of 30%.

The design and construction of the second gold module and the first two uranium modules for the MWS plant are now scheduled for commencement of commissioning in January 2009 and completion in April 2009. The commissioning scheduled for December 2008 has been delayed as a result of the delay of ordering long lead items pending resolution of the power situation at MWS. Earthworks have been completed with the inclusion of a terrace for the acid plant. Civil construction commenced in April 2008. Metallurgical test work is ongoing and detailed engineering is approximately 32% complete.

As at June 30, 2008, $31.8 million has been spent on the capital projects at MWS (FY 2008: $21.2 million). The revised project costs released in April 2008 indicated that the total capital required over the life of mine was estimated at $272 million (inclusive of sustaining capital).

Results of Operations

Consolidated Results

(in thousands of dollars)	Q1 2009	Q1 2008
Group		
Revenue	6,805	2,183
Cost of sales (excluding amortization)	(3,340)	(1,956)
Amortization	(189)	(299)
Total cost of sales	(3,529)	(2,255)
Gross profit (loss)	3,276	(72)

Revenue for Q1 2009 and Q1 2008 was generated only from the sale of the gold from the MWS operations although Q1 2008 reflects only the results from MWS gold sales during the month of June 2007. There was no revenue generated from the Ezulwini Mine during Q1 2009 or Q1 2008.

Other income

(in thousands of dollars)	Q1 2009	Q1 2008
Other income	318	–

Other income consists primarily of fees for sludge pumping services to a third party and hostel rental income at the Ezulwini Mine.

Expenditures

(in thousands of dollars)	Q1 2009	Q1 2008
General, consulting and administrative expenditures	(4,347)	(2,103)
Stock-based compensation	(1,648)	(770)
Pumping, feasibility and rehabilitation costs	(1,447)	(347)
Total expenditures	(7,442)	(3,220)
Operating loss	(3,848)	(3,292)

General, consulting and administrative expenditures included $2.9 million for Q1 2009 (Q1 2008: $1.1 million) for employee compensation costs, consulting and professional fees, as well as fees charged by Simmer & Jack for services provided pursuant to the Shared Services Agreement of $0.3 million for Q1 2009 (Q1 2008: $0.2 million) (See Related Party Transactions in this MD&A).

The higher general, consulting and administrative expenses in Q1 2009 primarily reflect the ongoing and increasing scope of activities, including the progression of work at the Ezulwini Mine and MWS, the costs of corporate offices in Johannesburg and Toronto, other expenses of operating a public company and in Q1 2009 royalties and related payments made to Buffelsfontein Gold Mines Limited ("BGM") and Simmer & Jack in respect of revenues from production at MWS.

The Q1 2009 stock-based compensation expense reflects the amortized cost relating to 2,551,433 stock options granted during FY 2008 and the amortized cost relating to 1,223,001 stock options granted during FY 2007. The fair value of the stock-based compensation was estimated using the Black-Scholes option pricing model.

Pumping, feasibility and rehabilitation costs for Q1 2009 were primarily comprised of the $1.3 million (Q1 2008: $0.3 million) pumping costs expensed at the Ezulwini Mine. The Ezulwini Mine has an ongoing obligation to pump water from its underground mine irrespective of being in production or not. As a result of the increased operational activities, pumping costs increased quarter over quarter.

(in thousands of dollars)	Q1 2009	Q1 2008
Operating loss	(3,848)	(3,292)
Interest income	1,832	4,366
Interest and accretion expense on the Debentures	(2,149)	(2,028)
Accretion expense on Asset Retirement Obligations	(381)	–
Foreign exchange (losses) gains	(524)	6,425
(Loss) income before income taxes	(5,070)	5,471

Interest income primarily represents interest earned on cash and cash equivalents. Cash balances have been invested in short-term deposits with the Corporation's bankers until required for capital projects or to fund operating costs. The interest income in Q1 2008 primarily represents the interest earned from the proceeds of the Offering and the Debentures whereas the lower interest income in Q1 2009 reflects lower excess cash balances as the Offering proceeds were used on capital expenditures.

Interest and accretion expense on the Debentures were in respect of the full quarter in Q1 2009. The Q1 2008 expense related to only two months that the Debentures were outstanding. (See Note 10 to the Financial Statements.)

The foreign exchange losses on translation of Canadian dollar ("Cdn$") and South African rand ("ZAR") accounts in Q1 2009 reflect the overall strengthening of the Cdn$ against the US dollar and the overall

weakening of the ZAR against the Cdn$ and the US dollar. The foreign exchange gains on translation in Q1 2008 reflect the overall strengthening of both the Cdn$ and the ZAR against the US dollar during the quarter.

The table below shows the exchange rate movements over the comparative quarters of FY 2009 relative to FY 2008:

	Q1 2009	Q1 2008
Cdn$ to the ZAR – closing rate	7.88	6.68
Cdn$ to the ZAR – average rate	7.72	6.47
Cdn$ to the US$ – closing rate	0.99	0.94
Cdn$ to the US$ – average rate	0.99	0.91
US$ to the ZAR – closing rate	7.96	7.08
US$ to the ZAR – average rate	7.80	7.11

(Loss) income before income taxes

(in thousands of dollars)	Q1 2009	Q1 2008
(Loss) income before income taxes	(5,070)	5,471
Income tax charge	(725)	–
(Loss) income for the period	(5,795)	5,471

The loss in Q1 2009 compared to the profit in Q1 2008 is primarily the result of fluctuations of the Canadian dollar against the US dollar and the South African rand against the Canadian and US dollar over the respective periods along with increases in expenditures quarter over quarter.

Use of Proceeds

		Use of net proceeds		
(in millions of dollars)	Total spent at June 30, 2008	Spent during Q1 2009	Spent during FY 2008	Spent during FY 2007
Development of the Ezulwini Mine	(135.9)	(23.6)	(93.0)	(19.3)
Development of MWS	(31.8)	(10.6)	(19.7)	(1.5)
Repayment of indebtedness owed by EMC to Simmer & Jack	(14.1)	–	–	(14.1)
Purchase of the Ezulwini Mine infrastructure	(8.9)	–	–	(8.9)
Working capital and general corporate purposes	(15.1)	(28.0)	4.3	8.6
Total	(205.8)	(62.2)	(108.4)	(35.2)

Of the December 2006 Offering net proceeds of $177.7 million, $143.6 million had been utilized as at March 31, 2008. The remaining $34.1 million was utilized during Q1 2009 and the Corporation started utilizing funds from the $130.6 million raised from the issue of the Debentures in May 2007. As at June 30, 2008, $28.1 million of the Debentures' net proceeds had been used.

The Corporation intends to use the remaining net proceeds from the Debentures to continue the development of the Ezulwini Mine and MWS, for general corporate purposes and to fund the Ezulwini Expansion Program. As at June 30, 2008 $92.5 million of the Debenture proceeds were held in Canadian dollar denominated short-term deposits bearing interest at 4.85% per annum. The approval of the South African Reserve Bank ("SARB"), which was required in connection with the issue of the Debentures, included a condition that the Corporation transfer the net Debenture proceeds to bank accounts of the Corporation in South Africa and convert the funds to ZAR by May 3, 2008. As at June 30, 2008, Cdn$50 million had been transferred to the Corporation's bank account in South Africa and converted to ZAR. The balance remains in Canadian dollars pending consideration by SARB of the Corporation's application to allow the funds to remain in Canada.

Cash flows

(in thousands of dollars)	Q1 2009	Q1 2008
Cash flows (utilized in) generated from operating activities	(19,610)	9,979
Cash flows utilized in investing activities	(44,080)	(8,397)
Cash flows from financing activities	–	130,561
Net effect of exchange rates on cash held in foreign currencies	1,056	4,177
Net (decrease) increase in cash and cash equivalents for the period	(62,634)	136,320
Cash and cash equivalents at beginning of period	164,739	138,914
Cash and cash equivalents at end of period	102,105	275,234

The cash utilized in operating activities during Q1 2009 was primarily used to fund the ongoing expenditures in excess of the cash generated from gold sales. The cash generated from operating activities during Q1 2008 was mainly the result of the net interest earned on cash balances during the quarter and the payment by Simmer & Jack of an outstanding receivable.

The cash utilized in investing activities in Q1 2009 primarily relates to restricted cash of $9.7 million and capital expenditures of $34.2 million ($23.6 million and $10.6 million at the Ezulwini Mine and MWS, respectively). The cash utilized in investing activities during Q1 2008 primarily comprised capital expenditures of $9.2 million related to the Ezulwini Mine.

The cash generated during Q1 2008 from financing activities represented the $130.6 million of net proceeds raised from the Debentures in May 2007.

The net effect of exchange rates on cash held in foreign currencies (Cdn$ and ZAR) during both Q1 2009 and Q1 2008 are primarily the result of the Debenture proceeds held in cash and the debt portion of the Debentures translated to US dollars at the exchange rate in effect at the end of the respective periods, while the equity portion of the Debentures was translated to US dollars at the rate in effect on the date that the Debentures were issued.

Financial Position and Liquidity

Assets

Cash and cash equivalents decreased by $62.6 million during Q1 2009 to $102.5 million as at June 30, 2008 (FY 2008: 164.7 million). The decrease was represented by $34.2 million capital expenditures at the Corporation's two operations and increased working capital.

The restricted cash relates to a Letter of Credit (LC) of $9.25 million that has been taken out by the Corporation in respect of a 30 MW power plant to be installed at MWS. Cash cover of 110% of the value of the purchase price of the LC has been placed in an investment account with a South African banking institution as of June 25, 2008 and earns interest at 12.5% per annum. (See Note 8 to the Financial Statements.)

Accounts receivable of $14.0 million at June 30, 2008 (FY 2008: $9.7 million) were primarily comprised of $11.7 million of value-added tax and goods and services taxes recoverable, mainly relating to the ongoing capital expenditures on the projects.

Inventories of $5.9 million at the end of Q1 2009 (FY 2008: $2.8 million) include $1.1 million of gold work-in-progress and $1.7 million of spares and consumables from the MWS operations. At the end of Q1 2009, the Corporation also had measured surface stockpiles at the Ezulwini Mine with an estimated value of $3.0 million.

Property, plant and equipment increased to $256.7 million at June 30, 2008 (FY 2008: $204.7 million). Property, plant and equipment primarily include assets with a net book value of $161.3 million and $95.4 million relating to the Ezulwini Mine and MWS, respectively. (See Note 6 to the Financial Statements.)

The increase in asset retirement funds to $5.1 million (FY 2008: $4.8 million) was the result investment income earned and contributions made to the fund during the quarter.

The $1.0 million loan to a related party represents the loan advanced to the President and Chief Executive Officer on October 17, 2007. (See Note 23 to the Financial Statements.)

Liabilities

At June 30, 2008, total liabilities were $166.1 million (FY 2008: $155.3 million), consisting of the debt portion of $101.6 million (FY 2008: $99.9 million) of the Debentures (see Note 10 to the Financial Statements), the asset retirement obligation of $19.9 million (FY 2008: $19.9 million), the future tax liability in the amount of $10.2 million relating to MWS (FY 2008: $10.6 million), accounts payable and accrued liabilities of $33.8 million and the payable to a related party of $0.6 million.

Included in the accounts payable and accrued liabilities of $33.8 million (FY 2008: $24.3 million) at the end of Q1 2009 was $14.1 million and $4.1 million of payables related to the capital expenditures incurred at the Ezulwini Mine and MWS, respectively, as well as trade payables of $7.8 million and $4.0 million related to the Ezulwini Mine and MWS operations, respectively.

The payable to a related party of $0.6 million (FY 2008: $0.5 million) at the end of Q1 2009 results from transactions pursuant to the Shared Services Agreement between First Uranium and Simmer & Jack, which were incurred in the normal course of business. (See Related Party Transactions in this MD&A.)

Liquidity and Capital Resources

At June 30, 2008, First Uranium had working capital of $97.2 million (FY 2008: $152.4 million). The decrease in working capital from FY 2008 is mainly attributable to the cash utilized to fund operating and capital activities at the Corporation's two operations.

Capital investments of $312 million and $272 million, inclusive of expenditures to date, are the total estimated cash required to complete the capital projects at the Ezulwini Mine and MWS, respectively. As at June 30, 2008, the Corporation's cumulative cash capital investments relating to its two projects were $145 million (FY 2008: $113 million).

Capital of $1.6 million was spent during FY 2008 (FY 2008: $0.9 million) in relation to the approved exploration budgets of $10 million for the contiguous properties to the north-east and south-east of the Ezulwini Mine and $30 million for the Ezulwini Mine. The extent to which the budgeted amounts are spent depends on the ongoing exploration results. Current commitments of $1.8 million (FY 2008: $0.5 million) relating to exploration work existed as at June 30, 2008.

The Corporation entered into an agreement with a third party, commencing in January 2009, to calcine the yellowcake received from First Uranium's operations to produce uranium oxide packaged for dispatch to converters ("Toll Treatment Agreement"). Either party may terminate the agreement on 18 months notice. The third party calciner will construct a plant with one-half of the capacity of the plant to be dedicated for the processing of the First Uranium yellowcake and will purchase a road tanker to transport the yellowcake from the First Uranium operations to the third party calciner's facility. First Uranium will pay one-half of the construction cost of the calcining plant up to a maximum of $1.8 million and one-half of the cost of the road tanker (together referred to as the "Loan"). The Loan will be effective as of January 5, 2009 and is to be repaid in monthly installments over a seven-year period commencing January 30, 2009. The Loan will bear interest at a rate equal to the prime overdraft rate as quoted by SARB, plus 2%, commencing January 5, 2009. (See Note 20 to the Financial Statements.)

During May 2008 the Corporation entered into an agreement to purchase a 30 MW diesel-fired power plant and associated equipment, refurbished and configured in accordance with the Corporation's specifications for $8.5 million. The vendor will oversee the installation, construction, start-up and commissioning of the power plant at both of the Corporation's operations. (See Note 20 to the Financial Statements.)

During May 2008 the Corporation agreed to lease ten self contained diesel powered generating sets ("gensets") for an initial term of eighteen months. The fixed monthly rental charge is $13,500 per genset for the first twelve months, reducing to $12,500 per genset thereafter. After the initial eighteen months period, the Corporation has the option to extend the lease agreement period for up to sixty months, in successive twelve month periods. If the gensets are rented for sixty months, the Corporation is entitled to purchase the gensets for $50,000 per set. The Corporation is also obligated to pay a monthly fixed charge of $25,000 and a running hourly charge of EUR11.30 ($17.85). These charges are subject to indexation based on consumer price indexes. The Corporation is also responsible for $75,000 mobilization charges and $56,250 demobilization charges per shipment. (See Note 20 to the Financial Statements.)

As at June 30, 2008, First Uranium had the following contractual obligations:

	Payments due by date				
(in thousands of dollars)	Less than 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Operating leases	92	188	72	–	352
Purchase obligations	69,725	–	–	–	69,725
Asset retirement obligations	–	–	–	19,924	19,924
Senior unsecured convertible debentures	–	–	101,645	–	101,645
Total contractual obligations	69,817	188	101,717	19,924	191,646

First Uranium anticipates that the estimated $439 million remaining capital required (exclusive of a proposed acid plant) over the remaining life of the Ezulwini Mine and MWS (inclusive of sustaining capital) as well as $40 million approved for the long-term Ezulwini Expansion Program will be funded from existing cash and cash equivalents and restricted cash totaling $111.8 million and from internally generated cash flow from future sales of gold and uranium at current price assumptions, along with funds that may be available under a proposed mandate letter and term sheet with a financial institution for a credit facility. Discussions in respect of the credit facility and potential lines of credit are ongoing. The Corporation expects to fund the proposed acid plant through a separate project and/or end-user financing arrangement.

Summary of Quarterly Results

The table below sets out selected financial data for the periods indicated (as derived from First Uranium's consolidated financial statements):

Fiscal Quarters Ended (in thousands of dollars, except per share amounts)	Revenue	(Loss) income for the three months	Basic & diluted loss (income) per share	Total assets	Long-term Liabilities
June 30, 2008	**6,805**	**(5,795)**	**(0.04)**	**394,416**	**(131,741)**
March 31, 2008	6,360	(26,871)	(0.21)	387,742	(130,430)
December 31, 2007	6,633	(3,998)	(0.03)	404,555	(128,182)
September 30, 2007	6,254	3,051	0.02	389,554	(117,349)
June 30, 2007	2,183	5,471	0.04	373,549	(118,900)
March 31, 2007	Nil	(2,689)	(0.02)	181,427	(5,377)
December 31, 2006	Nil	(3,787)	(0.04)	195,374	Nil
September 30, 2006	Nil	786	0.01	8,839	Nil

Outlook

The next major milestone for the Ezulwini Mine is the completion of the commissioning of the 100,000 tonne per month uranium plant which is scheduled to deliver its first shipment of yellowcake in October 2008. Current mine production from the ME section of the Ezulwini Mine is being stockpiled separately on surface to feed the uranium plant during its commissioning phase. The Ezulwini Mine also plans to commission the second 50,000 tonne per month mill module during September 2008.

First Uranium has not yet signed any long-term contracts to sell uranium, although the Corporation has the option to use a take and pay agreement with Nufcor. As long-term uranium supply contracts are

currently all tending to be of a fixed delivery nature, First Uranium wants to complete the commissioning of at least one of its uranium plants prior to entering into any such uranium contracts.

It is expected that all four holes being drilled under the Ezulwini exploration program will have intersected the E9EC reef horizon by the end of the September 2008. Deflections from these four existing boreholes will provide supplemental borehole valuation data. The Phase 2 drilling project is expected to start in the third quarter of fiscal 2009. The final holes of the Phase 1 drilling project and the first reef intersections of the Phase 2 drilling project are expected to begin during Q4 2009.

The current and planned capital projects at MWS include:

- construction of the second gold module and the first two uranium modules that are scheduled for commencement of commissioning in January 2009 and completion in April 2009
- construction of the third gold module and the third uranium module that are scheduled for commissioning in December 2009, increasing plant capacity to 1.9 million tonnes per month
- establishing a single large tailings dam that will accommodate all future production tailings as well as tailings from processing the ore of the Buffelsfontein mine for uranium. Permitting for additional tailings deposition facilities is being undertaken.

An upgrade to accommodate a deposition rate of 1.3 million tonnes of material per month on the MWS No.5 tailings dam is planned in advance of the commissioning of the second module of the MWS gold plant and the first two modules of the uranium plant. In the event that the MWS No.5 tailings dam is found to be insufficient, additional tailings dam locations have been identified.

As previously reported, a specification and procurement study for a sulphuric acid plant has been initiated and is expected to be completed in October 2008.

Related Party Transactions

During Q1 2009, the Corporation paid $0.5 million to Simmer & Jack pursuant to the Shared Services Agreement (Q1 2008: $0.5 million). During Q1 2009 $0.2 million of the fees charged by Simmer & Jack relating to technical services provided to the Ezulwini Mine and MWS were capitalized (Q1 2008: $0.3 million).

First Uranium has agreed to reimburse Simmer & Jack for 50% of the fees that Simmer & Jack is required to pay to an empowerment company for consulting. During Q1 2009 the Corporation paid $0.05 million to Simmer & Jack in connection with such services (Q1 2008: $0.05 million).

On September 27, 2007, the Board approved a loan in the amount of Cdn$1 million to the President and Chief Executive Officer of First Uranium for the purpose of facilitating the relocation of his family to Toronto, where the corporate office is located. The loan carries interest at 4% payable monthly in arrears, is for a term of six years from date of closing of the purchase of a family residence and is unsecured. The loan was advanced on October 17, 2007. Interest on this loan of $10,071 was received during Q1 2009.

Pursuant to the Buffelsfontein Tailings and Rights Agreement and the Aberdeen Arrangement (Refer to the Company's Annual Information Form for the year ended March 31, 2008 for more detail), MWS is liable to pay: (i) to Simmer & Jack, an amount equal to the royalty payable by Simmer & Jack to Aberdeen pursuant to the Aberdeen Loan Agreement in respect of gold produced from the Buffelsfontein Tailings, and (ii) to BGM a royalty of 1% of the gross revenue earned by MWS from the sale of uranium, gold, sulphur and other minerals recovered from the processing of the Buffelsfontein Tailings. During Q1 2009 the total royalties and payments to BGM and Simmer & Jack were $0.07 million and $0.3 million, respectively. There were no such payments during Q1 2008.

Critical Accounting Policies and Estimates

The accounting policies used in the preparation of the accompanying unaudited consolidated financial statements are consistent with those used in the Corporation's audited consolidated financial statements for the fiscal year ended March 31, 2008, and described in Note 2 therein, except for the changes in accounting policies described in the following section.

The preparation of these consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, goodwill estimation of future site restoration costs and future income taxes, and classification of current portion of long term debt. Financial results as determined by actual events could differ from those estimated.

There have been no material changes to the critical accounting estimates as described in the Corporation's audited consolidated financial statements for the fiscal year ended March 31, 2008.

Changes in accounting policies

Going Concern
Effective April 1, 2008, the Corporation adopted an amendment to CICA Handbook Section 1400 – General Standards of Financial Statement Presentation in relation to going concern. The amendment requires management to assess an entity's ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity's ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The adoption did not have a material impact on the Financial Statements for the period presented.

Inventories
Effective April 1, 2008, the Corporation adopted CICA Handbook Section 3031 – Inventories, which prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. This new section had no impact on the Corporation's results.

Future accounting standards

Goodwill and Intangible Assets
CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Corporation is in the process of assessing the impact for its 2010 financial year.

International Financial Reporting Standards ("IFRS")
In February 2008, the Accounting Standards Board ("AcSB") approved a strategic plan which requires public companies to converge with IFRS for fiscal periods beginning on or after January 1, 2011. The Corporation is in the process of assessing the impact of convergence of Canadian GAAP and IFRS.

Outstanding Share Data

	Q1 2009	FY 2008
Common shares outstanding at beginning of period	131,074,037	121,686,047
Shares issued during the period	–	9,387,990
Common shares outstanding at end of period	131,074,037	131,074,037
Unexercised stock options outstanding at end of period	3,199,386	3,438,956
Average strike price of outstanding options (Cdn$)	8.56	9.13

As at August 11, 2008, First Uranium had 131,074,037 common shares outstanding and there were 3,138,196 unexercised stock options outstanding, at an average strike price of Cdn$8.56 per share.

As at June 30, 2008 and August 11, 2008 First Uranium also had $135.1 million (Cdn$150 million) principal amount of Debentures outstanding, which are convertible into 60.9013 common shares for each Cdn$1,000 principal amount of Debentures, representing 9,135,195 common shares.

Risks and Uncertainties

Uncertainties

There are a number of uncertainties in the mining business of First Uranium that are beyond First Uranium's control, including:

- demand and prices for the Corporation's future production of uranium and gold
- the consistent supply of sufficient electrical power
- the consistent supply of sufficient sulphuric acid
- government legislation regarding mining companies in South Africa
- securities regulation regarding publicly listed companies in Canada and South Africa
- foreign exchange and interest rates
- the decisions and activities of the Corporation's competitors in the uranium and gold mining business, which impact the supply of uranium and the demand for available services, construction materials, labour and the rights for prospecting and mining
- the continued endorsement of nuclear power as a preferred source for the world's energy needs
- the decisions of investors to continue to buy and hold the securities of the Corporation
- natural disasters, war or random occurrences or acts that could result in a material change to economic and market performance, business conditions or operations

Risks

In addition, First Uranium's mining properties are in the development stage and are subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, certain business, operational and market risks. For a detailed discussion of the Corporation's risks please refer to the Corporation's 2008 AIF, which is available on the Corporation's website, www.firsturanium.com and on www.sedar.com or upon request from the Corporation.

Market prices

The spot price for uranium ranged between $57 and $71 per pound during Q1 2009 but the more indicative price for establishing contracts is the term price which has ranged between $80 and $95 per pound during Q1 2009. As of August 8, 2008, the uranium spot price was $64.50 per pound and the term price was $80.00 per pound. The spot price for gold ranged between $854.25 and $951.50 per ounce during Q1 2009. As of August 8, 2008, the gold spot price was $852.50 per ounce. The Corporation has no plans to hedge the price it receives for its gold production at this time.

Additional Information

Additional information relating to First Uranium is included in the Corporation's Annual Information Form dated June 9, 2008 and it is available on SEDAR at www.sedar.com.

Forward-looking Information

This MD&A and consolidated financial statements for the three months ended June 30, 2008 contain certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the availability of electrical power, the planned addition of owner-operated power generation, price of uranium and gold, price of electrical power, supply and price of sulphuric acid, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the realization of estimated pyrite content in MWS tailings dams, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, availability of financing on acceptable terms, government regulation of mining operations, environmental risks, unanticipated reclamation expenses and title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "goal", "objective", "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note that: (i) unless otherwise indicated, forward-looking statements indicate the Corporation's expectations as at the date of this MD&A; (ii) actual results may differ materially from the Corporation's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Corporation cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason. In making the forward-looking statements in this MD&A, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) consistent supply of sufficient power will be available to develop and operate the projects as planned; (ii) approvals to transfer or grant, as the case may be, mining rights or prospecting rights will be obtained; (iii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iv) mineral resource estimates are accurate; (v) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (vi) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Corporation and their investment in the Corporation's common shares to a sufficient level to continue to support the Corporation's compliance with 2014 BEE requirements; and (viii) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

Form 52-109F2 - Certification of Interim Filings

I, Gordon Miller, President and Chief Executive Officer of First Uranium Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of First Uranium Corporation (the "issuer") for the period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED this 11th day of August, 2008

"Gordon T. Miller" (signed)

Gordon T. Miller
President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Emma Oosthuizen, Senior Vice President and Chief Financial Officer of First Uranium Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of First Uranium Corporation (the "issuer") for the period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED this 11th day of August, 2008

"Emma Oosthuizen" (signed)

Emma Oosthuizen
Senior Vice President and Chief Financial Officer

RECEIVED
2008 OCT -8 P 12:

first Uranium

CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
for the three and nine months ended December 31, 2007

The interim consolidated financial statements contained herein have not been audited by the Corporation's independent auditors.

[illegible] Uranium Corporation

Consolidated Balance Sheets (unaudited)

(in United States Dollars)

	Notes	December 31 2007 US$'000	March 31 2007 US$'000
ASSETS			
Current assets			
Cash and cash equivalents		**215,216**	138,914
Amounts receivable	5	**14,038**	1,713
Inventories	6	**2,461**	292
Receivables from related party	21	**-**	6,763
		231,715	147,682
Non-current assets			
Property, plant and equipment	7	**166,677**	30,954
Asset retirement funds	8	**5,144**	2,791
Loan to related party	21	**1,019**	-
		172,840	33,745
Total assets		**404,555**	181,427
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities	10	**19,112**	5,702
Payables to related party	21	**832**	-
		19,944	5,702
Non-current liabilities			
Senior unsecured convertible debentures	11	**103,668**	-
Future tax liability	15	**10,342**	-
Asset retirement obligations	12	**14,172**	5,377
		128,182	5,377
SHAREHOLDERS' EQUITY			
Share capital	13	**215,637**	182,673
Equity portion of senior unsecured convertible debentures	11	**46,504**	-
Contributed surplus	14	**4,549**	2,460
Accumulated deficit		**(10,261)**	(14,785)
		256,429	170,348
Total equity and liabilities		**404,555**	181,427

See accompanying notes to the Consolidated Financial Statements

F[illegible] Uranium Corporation

Consolidated Statements of Operations and Deficit and Comprehensive Income (unaudited)

(in United Stated Dollars)

	Notes	Three months ended December 31 2007 US$'000	Three months ended December 31 2006 US$'000	Nine months ended December 31 2007 US$'000	Nine months ended December 31 2006 US$'000
Revenue		**6,633**	-	**15,069**	-
Cost of sales		**(5,433)**	-	**(13,030)**	-
		1,200	-	**2,039**	-
Other Income		**1,379**	-	**2,276**	-
Expenditures					
General, consulting and administrative expenditures		**(4,058)**	(706)	**(8,548)**	(3,356)
Stock-based compensation	14	**(1,079)**	(519)	**(2,513)**	(519)
Pumping, feasibility and rehabilitation costs		**(1,880)**	(350)	**(2,948)**	(350)
Amortization of property, plant and equipment	7	**(46)**	-	**(144)**	-
		(7,063)	(1,575)	**(14,153)**	(4,225)
Operating loss		**(4,484)**	(1,575)	**(9,838)**	(4,225)
Interest income		**4,467**	529	**12,840**	422
Interest expense		**(1,629)**	-	**(4,087)**	(101)
Accretion expense on convertible debentures	11	**(3,724)**	-	**(8,103)**	-
Foreign exchange gains	16	**1,245**	(2,741)	**13,636**	(1,335)
Net income (loss) before income taxes		**(4,125)**	(3,787)	**4,448**	(5,239)
Provision for income taxes	15	**127**	-	**76**	-
Net income (loss) for the period		**(3,998)**	(3,787)	**4,524**	(5,239)
Accumulated deficit at the beginning of the period		**(6,263)**	(8,309)	**(14,785)**	(6,857)
Accumulated deficit at the end of the period		**(10,261)**	(12,096)	**(10,261)**	(12,096)
Basic and diluted (loss) income per common share ($)	17	**(0.03)**	(0.04)	**0.04**	(0.06)
Net (loss) income		**(3,998)**	(3,787)	**4,524**	(5,239)
Adjustments		-	-	-	-
Comprehensive (loss) income	3	**(3,998)**	(3,787)	**4,524**	(5,239)

See accompanying notes to the Consolidated Financial Statements

F[illegible] Uranium Corporation

Consolidated Statements of Cash Flows (unaudited)

(in United Stated Dollars)

	Notes	Three months ended December 31 2007 US$'000	Three months ended December 31 2006 US$'000	Nine months ended December 31 2007 US$'000	Nine months ended December 31 2006 US$'000
Net (loss) income before taxes		**(4,125)**	(3,787)	**4,448**	(5,239)
Changes not affecting cash:					
- Interest income	18.1	**(48)**	(414)	**(146)**	-
- Interest expense	18.2	**-**	-	**-**	(101)
- Accretion expense on convertible debentures	11	**3,724**	-	**8,103**	-
- Amortization on property, plant and equipment		**524**	-	**1,483**	-
- Stock-based compensation	14	**1,079**	519	**2,648**	519
Net income (loss) after interest and non-cash items		**1,154**	(3,682)	**16,536**	(4,821)
Movement in working capital:					
- (Increase)/decrease in inventories		**448**	-	**(759)**	-
- Increase in accounts receivable		**(5,848)**	-	**(11,079)**	-
- Increase in net (receivables from)/payables to related parties	18.3	**(460)**	(13,682)	**6,576**	(7,498)
- Increase/(decrease) in accounts payable and accrued liabilities		**(7,835)**	2,057	**(1,951)**	3,461
Cash flows (utilized in) generated from operating activities		**(12,541)**	(15,307)	**9,323**	(8,858)
Additions to property, plant and equipment	18.4	**(28,035)**	(11,726)	**(76,395)**	(16,945)
Rehabilitation costs incurred		**-**	-	**(272)**	-
Net cash movement on acquisition of MWS	18.5	**-**	-	**1,249**	-
Cash flows from investing activities		**(28,035)**	(11,726)	**(75,419)**	(16,945)
Issuance of senior unsecured convertible debentures	11	**-**	177,696	**130,561**	178,470
Bridging loan to facilitate Waterpan transaction	13	**43,618**	-	**43,618**	-
Repayment of bridging loan pursuant to Waterpan transaction	14	**(43,618)**	-	**(43,618)**	-
Proceeds from shares	13	**506**	-	**848**	-
Cash flows from financing activities		**506**	177,696	**131,409**	178,470
Net effect of exchange rate changes on cash held in foreign currencies		**954**	2,741	**10,989**	1,335
Net (decrease) increase in cash and cash equivalents for the period		**(39,116)**	153,404	**76,302**	154,002
Cash and cash equivalents at beginning of the period		**254,332**	1,158	**138,914**	560
Cash and cash equivalents at end of the period		**215,216**	154,562	**215,216**	154,562

See accompanying notes to the Consolidated Financial Statements

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

First Uranium Corporation ("First Uranium" or "the Corporation") is a Canadian resource company focused on the development of uranium and gold projects in South Africa. See Note 7 "Property, Plant and Equipment" for a description of the projects. The Corporation has a primary listing on the Toronto Stock Exchange ("TSX") and a secondary listing on the Johannesburg Stock Exchange ("JSE"). First Uranium owns 100% of First Uranium Limited ("FUL"), which in turn holds 100% of First Uranium (Proprietary) Limited ("FUSA") and 100% of Ezulwini Mining Company (Proprietary) Limited ("EMC"), which owns and operates the Ezulwini Mine.

During the three months ending June 30, 2007, the Corporation acquired all the issued and outstanding shares of Mine Waste Solutions (Proprietary) Limited and its subsidiary, Chemwes (Proprietary) Limited (collectively "MWS"), an existing tailings treatment company which had an operating gold recovery plant in place. As a result of the MWS purchase, First Uranium changed its plans for the Buffelsfontein Tailings Recovery Project so that the historical and future tailings from the Buffelsfontein mine (the "Buffelsfontein Tailings") will now be transported by pipeline to the MWS site and processed through MWS's existing gold plant and, subject to their completion, through the new uranium recovery plant and additional gold recovery facilities which are currently being constructed at the MWS site. For greater clarity, the Buffelsfontein Tailings Recovery Project, as enhanced and modified by the addition of MWS, will henceforth be referred to as MWS.

During the three months ending December 31, 2007, First Uranium issued 6.1 million shares to Waterpan Mining Consortium ("Waterpan") completing the purchase of the remaining 10% interest in EMC as contemplated in the Corporation's initial public offering in December 2006 ("the Offering") (the "Waterpan transaction") and as disclosed in the Offering documents and in the annual financial statements for the year ending March 31, 2007 and the interim financial statements for the three months ending June 30, 2007 and September 30, 2007. This transaction resulted in EMC becoming wholly-owned by First Uranium. First Uranium and Waterpan collaborated to effect this transaction considering the terms of the Offering and as such the acquisition of the remaining 10% interest in EMC is accounted for under Canadian GAAP as a continuity of interests. Certain adjustments have been reflected in the financial statements to reflect the acquisition as if the share exchange had been effective for the period from inception to December 31, 2007.

The reporting currency of the Corporation is the US dollar, and all amounts in these financial statements are in US dollars (US$), except where otherwise indicated.

2. SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared by First Uranium in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") for preparation of the interim financial statements. The preparation of the unaudited interim consolidated financial statements is based on the same accounting policies and practices as those disclosed in Note 1 "Nature of operations" and Note 2 "Significant accounting policies" to the Corporation's audited consolidated financial statements for the year ended March 31, 2007, except for changes as described in Note 3 "Changes in accounting policies". These unaudited interim consolidated financial statements do not include all disclosures required by GAAP for annual financial statements, and accordingly should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended March 31, 2007.

2.1 Financial instruments

Transaction costs for financial assets and liabilities

For a financial asset or financial liability classified other than as held for trading, the Corporation has added the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability to the fair value of the asset or liability established at the recognition of the asset or liability.

2. Inventories

Inventories include ore stockpiles, gold in process and supplies and spares, and are recorded at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of gold produced inventories include costs such as milling costs, mining costs and mine general and administration costs but excluding transport, refining and taxes. Net realizable value is determined with reference to current market prices. Stockpiles consist of ore to be processed through the processing plant. The stockpiles have been sampled and evaluated and are on surface. All ore is expected to be fully processed within the life of mine. Spares and consumable stores are valued at weighted average cost after appropriate impairment of redundant and slow moving items.

2.3 Revenue recognition

Revenue from sales is recognized when significant risks and rewards of title and ownership of the goods are transferred upon delivery to the final refiner.

Interest income is recognized on a time proportion basis, taking account of the principal outstanding and the effective rate over the period of maturity, when it is determined that such income will accrue to the Corporation.

2.4 Earnings or loss per share

Basic earnings or loss per share is computed by dividing earnings or loss available to common shareholders by the weighted average number of common shares outstanding during the period. The treasury stock method is used to calculate diluted earnings or loss per share. Diluted earnings or loss per share is similar to basic earnings or loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options with an average market price for the period greater than their exercise price are exercised and the proceeds used to repurchase common shares. In applying the treasury stock method, options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted earnings per share, as the effect is anti-dilutive.

3. CHANGES IN ACCOUNTING POLICIES

Effective April 1, 2007, the Corporation adopted two new accounting standards that were issued by the Canadian Institute of Chartered Accountants ("CICA"):

- Handbook Section 1530 – Comprehensive Income
- Handbook Section 3855 – Financial Instruments – Recognition and Measurement

As provided under the standards, the comparative interim consolidated financial statements have not been restated. There were no transitional effects and as a result no adjustments have been recorded to deficit as at April 1, 2007.

Section 1530 – Comprehensive income

This section describes the reporting and disclosure standards with respect to comprehensive income and its components. Comprehensive income is composed of net income and other comprehensive income. At this time the Corporation has none of the elements that will give rise to comprehensive income.

Section 3855 – Financial instruments – recognition and measurement

This section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and liabilities including derivatives be recognized on the balance sheet when the Corporation becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Fair value is the amount at which an item could be exchanged between willing parties. Measurement in subsequent periods depends on whether the financial instruments have been classified as held for trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

The Corporation designated certain financial assets and liabilities and adopted the following new accounting policies:

Cash and cash equivalents
Cash and cash equivalents are classified as "assets available-for-sale" and are measured at fair value at each balance sheet date. Any changes in fair value are recognized in net income in the period in which the change arises. Fair value is calculated using published price quotations in an active market, where applicable. The carrying values for cash and cash equivalents at March 31 2007 approximated their fair values because of their short terms of maturity; no adjustments were made to the opening values.

Accounts receivable and receivables from related party
These assets are classified as "loans and receivables" and are recorded at amortized cost, which upon their initial measurement is equal to their fair value. Subsequent measurements are recorded at amortized cost using the effective interest rate method. The carrying values for these assets at March 31 2007 approximated their fair values because of their short terms of maturity; no adjustments were made to the opening values.

Asset retirement funds
The asset retirement funds are classified as "assets available-for-sale" and are measured at fair value at each balance sheet date. Any changes in fair value are recognized in net income in the period in which the change arises. Fair value is calculated using the quoted prices of South African equities in an active market, with interest and dividends recognized in net income; unrealized gains or losses are recognized in Other Comprehensive Income. Any equities without market quotes are carried using the cost method. The carrying values for the asset retirement funds at March 31 2007 approximated their fair values; no adjustments were made to the opening values.

Accounts payable and accrued liabilities and payable to related party
These liabilities are classified as "other financial liabilities" and are initially measured at their fair values. Subsequent measurements are recorded at amortized cost using the effective interest rate method. The carrying values for these liabilities at March 31 2007 approximated their fair values; no adjustments were made to the opening values.

Senior unsecured convertible debentures
The sum of the carrying amounts assigned to the liability and equity components of the convertible debenture on initial recognition is always equal to the carrying amount that would be ascribed to the instrument as a whole. No gain or loss arises from recognizing and presenting the components of the instrument separately. The relative fair value method is used to determine the value of the option directly either by reference to the fair value of a similar option, if one exists, or by using an option pricing model. The value determined for each component is then adjusted on a pro rata basis to the extent necessary to ensure that the sum of the carrying amounts assigned to the components equals the amount of the consideration received for the convertible debenture.

Accounting Changes

In July 2006, the Canadian Institute of Chartered Accountants (CICA) issued a new version of Section 1506 of the CICA Handbook, "Accounting Changes". This new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. This new section was adopted by the Company on January 1, 2007 with no impact on results.

Accounting policy choice for transaction costs
On June 1, 2007, CICA Emerging Issues Committee issued Abstract no. 166, "Accounting Policy Choice for Transaction Costs" (EIC – 166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. EIC - 166 requires retroactive application to all transaction costs accounted for in accordance with Section 3855. The current recognition policy for transaction costs is consistent with this guidance.

Future accounting standards
The CICA has issued the following new sections which are effective for interim periods beginning on or after October 1, 2007. These new standards relate only to disclosure and presentation and will have no impact on the Company's results.

Financial instruments - disclosures
Section 3862, "Financial Instruments – Disclosures", describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risk arising from financial instruments to which the entity is exposed and how the entity manages those risks.

Financial instruments - presentation
Section 3863, "Financial Instruments – Presentation", establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirement of Section 3861, "Financial Instruments – Disclosure and Presentation".

Capital disclosures
Section 1535, "Capital Disclosures", establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure of the entity's objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non compliance.

4. BUSINESS ACQUISITION

Acquisition of Mine Waste Solutions (Proprietary) Limited

First Uranium, through its wholly-owned subsidiary FUSA, acquired all of the issued and outstanding shares of MWS. MWS owns and operates an existing gold mine tailings and re-processing facility adjacent to First Uranium's Buffelsfontein Tailings Recovery Project in South Africa.

The MWS acquisition closed on June 6, 2007 (effective date of acquisition), at which point First Uranium assumed management control of MWS. For accounting purposes, net income from MWS operations of US$1.9 million for the period from April 1, 2007 to June 6, 2007 has been applied to reduce the cost of the MWS acquisition.

A total consideration of US$32.3 million was paid for the MWS acquisition in the form of an issuance of 3.1 million First Uranium common shares valued at US$31.6 million and US$0.7 million in cash for transaction costs.

The table below sets out the preliminary allocation of the purchase price to the assets acquired and liabilities assumed, based on preliminary estimates of fair value. Final valuations of the assets and liabilities have not been completed. Furthermore, the future income tax assets and liabilities are not yet complete due to the inherent complexity associated with these valuations. The preliminary purchase price allocation is subject to adjustments.

The acquisition was accounted for by the purchase method of accounting and the estimated allocation of fair value to the assets acquired and liabilities assumed as at June 6, 2007 was:

	Reported at December 31, 2007 US$'000	Adjustments US$'000	Reported at September 30, 2007 US$'000
Current assets	4,608	-	4,608
Asset retirement fund	1,950	-	1,950
Property, plant and equipment	40,430	-	40,430
Total assets acquired	**46,988**	-	**46,988**
Current liabilities	1,476	-	1,476
Lease obligations	28	-	28
Asset retirement obligation	2,777	-	2,777
Future tax liability	10,445	-	10,445
Total liabilities assumed	**14,726**	-	**14,726**
Net assets acquired	**32,262**	-	**32,262**

Current assets include cash and cash equivalents of US$1.3 million (net of transaction costs) (see Note 18.5).

Although the estimated allocation of fair value to the assets acquired and liabilities assumed is subject to changes as additional information becomes available, the final allocation is not expected to differ materially from the estimated allocation.

The excess of the purchase consideration over the net book value of MWS of US$35.2 million was attributed to the tailings for processing of US$29.5 million and US$5.6 million adjustment of the fair value of property, plant and equipment obtained with the MWS acquisition less the related future tax liability arising on these assets.

5. AMOUNTS RECEIVABLE

	December 31 2007 US$'000	March 31 2007 US$'000
Trade receivables	**5,017**	99
Value Added Tax and Goods and Services Tax	**8,866**	1,463
Prepayments and advances	**73**	144
Deposits and guarantees	**82**	7
	14,038	1,713

6. INVENTORIES

	December 31 2007 US$'000	March 31 2007 US$'000
Gold work-in-progress	**751**	-
Spares and consumables	**835**	292
Stockpiles	**875**	-
	2,461	292

7. PROPERTY, PLANT AND EQUIPMENT

December 31, 2007	Cost US$'000	Accumulated amortization US$'000	Net carrying amount US$'000
Land and buildings	**3,826**	**(32)**	**3,794**
Mine infrastructure	**27,558**	**-**	**27,558**
Mining assets	**64,127**	**-**	**64,127**
Tailings for processing	**29,642**	**(1,108)**	**28,534**
Mining rights	**82**	**-**	**82**
Plant and equipment	**41,191**	**(135)**	**41,056**
Motor vehicles	**862**	**(74)**	**788**
Office furniture and equipment	**366**	**(15)**	**351**
Computer equipment and software	**476**	**(89)**	**387**
Total	**168,130**	**(1,453)**	**166,677**

March 31, 2007	Cost US$'000	Accumulated amortization US$'000	Net carrying amount US$'000
Land and buildings	863	-	863
Mine infrastructure	3,710	-	3,710
Mining assets	16,942	-	16,942
Mining rights	13	-	13
Plant and equipment	9,000	-	9,000
Motor vehicles	179	(8)	171
Office furniture and equipment	56	(1)	55
Computer equipment and software	205	(5)	200
Total	30,968	(14)	30,954

Included in the above are mining related assets with a net carrying value of US$101.4 million (March 31, 2007: US$29.0 million) related to the Ezulwini Mine and US$64.3 million (March 31, 2007: US$0.8 million) related to MWS.

Included in the US$64.3 million net carrying value related to the MWS, is US$28.5 million relating to the Tailings for processing acquired with the MWS acquisition as well as US$5.4 million adjustment of the fair value of property, plant and equipment obtained with the MWS acquisition (see Note 4).

As at December 31, 2007, all property, plant and equipment were owned by the Corporation, except for motor vehicles with a net carrying value of US$0.02 million which are held under capitalized lease contracts.

As at March 31, 2007, all property, plant and equipment were owned by the Corporation.

Ezulwini Mine

The Ezulwini Mine project involves the recommissioning of an underground uranium and gold mining operation located on the outskirts of the town of Westonaria in Gauteng Province, South Africa. The Corporation has substantially completed the re-commissioning of the Ezulwini Mine and has been in the process of ramping up underground production. The development of the Ezulwini Mine includes the rehabilitation and re-engineering of the main mine shaft through the installation of a floating steel tower, de-stressing the area where the shaft pillar intersects the shaft barrel, and the construction of uranium and gold processing facilities.

EMC purchased certain surface and underground assets relating to the Ezulwini Mine for a total consideration of US$7.8 million, effective December 22, 2006.

As part of the Ezulwini acquisition, the related environmental rehabilitation trust fund amounting to US$2.7 million (see Note 8 - Asset retirement funds) was transferred into the Ezulwini trust fund and EMC took over the related environmental rehabilitation provision of US$5.1 million (see Note 12 – Asset retirement obligations) as determined by the South African Department of Minerals and Energy (the "DME"). The difference of US$2.4 million between the environmental rehabilitation trust fund and the environmental rehabilitation provision has been capitalized as part of mining infrastructure.

On December 8, 2006 the Ezulwini mining right was awarded to Simmer & Jack by the DME. On December 20, 2006, EMC and Simmer & Jack entered into an agreement (the "Ezulwini Mining Right Agreement") pursuant to which Simmer & Jack agreed to take all necessary steps to obtain all ministerial approvals in order to effect the transfer of the Ezulwini mining right from Simmer & Jack to EMC.

MWS

MWS is a uranium and gold tailings recovery operation located in the western portion of the Witwatersrand Basin. With the MWS acquisition (see Note 4), the Corporation acquired an existing operating gold mine tailings re-processing facility and an historic uranium plant, adjacent to the Buffelsfontein property, where the Buffelsfontein Tailings are now being treated. The Corporation commissioned the pump station and 10.5-kilometre pipeline between the MWS property and the Buffelsfontein property during December 2007 and hydraulic mining of the Buffelsfontein tailings dams commenced. MWS is also in the process of expanding the plant facilities on the MWS property.

During December 2006, FUSA entered into an agreement to acquire surface tailings from Buffelsfontein Gold Mines Limited ("BGM"), a subsidiary of Simmer & Jack (the "Buffelsfontein Tailings and Rights Agreement"). It was originally contemplated that the transaction would be recognized upon the satisfaction of the conditions precedent in the Buffelsfontein Tailings and Rights Agreement. While the conditions have not yet been satisfied, MWS commenced processing the material from the Buffelsfontein tailings dams and receiving the benefits thereof, in December 2007 and consequently MWS assumed the asset retirement obligation related to the Buffelsfontein tailings dams (see Note 12 – Asset retirement obligations). The corresponding asset of US$6.2 million associated with the Buffelsfontein tailings dams is capitalized as part of tailings for processing and amortized over the estimated life of the Buffelsfontein tailings dams.

8. ASSET RETIREMENT FUNDS

	December 31 2007 US$'000	March 31 2007 US$'000
Balance, beginning of the period	**2,791**	-
Trust fund assumed on acquisition of Ezulwini mine	**-**	2,686
Trust fund assumed on acquisition of MWS (see Note 4)	**1,950**	-
Investment income	**146**	82
Contributions in respect of guarantee	**-**	103
Costs incurred	**-**	(80)
Foreign exchange differences	**257**	-
Balance, closing of the period	**5,144**	2,791

The asset retirement funds consisting of environmental rehabilitation trust funds are under the Corporation's control and are to be used to fund the respective mining operation's rehabilitation liabilities. Funds in the trust consist primarily of cash held in interest bearing accounts, together with investments in South African equities. An accredited South African financial institution manages the trust funds under the direction of the trustees. The trust deed limits the trustees' investments to institutions and investment vehicles as referred to in section 37A of the South African Income Tax Act.

9. GUARANTEES

The following guarantees have been issued:

To	Regarding	Guarantee value US$'000
DME	Ezulwini environmental rehabilitation provision	**5,427**
Murray and Roberts Cementation (Pty) Ltd	Ezulwini shaft rehabilitation project	**2,174**
Eskom Holdings Ltd	Electricity accounts	**1,228**

The Ezulwini rehabilitation trust funds included in the asset retirement funds (see Note 8) have been pledged as security against the guarantees.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31 2007 US$'000	March 31 2007 US$'000
Trade payables	**17,083**	5,302
Accruals	**2,029**	400
	19,112	5,702

The trade payables primarily relate to committed purchases for capital expenditure of US$11.5 million and US$2.4 million at the Ezulwini Mine and MWS, respectively.

11. SENIOR UNSECURED CONVERTIBLE DEBENTURES

On May 3, 2007 First Uranium issued senior unsecured convertible debentures (the "Debentures") in denominations of Cdn $1,000 in the principal amount of US$135.1 million (Cdn$150 million). The interest rate on the Debentures is 4.25% per annum. The Debentures pay interest semi-annually in arrears on June 30th and December 31st and have a maturity date of June 30, 2012. The Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at an exchange price of Cdn$16.42 per share.

The Debentures may not be redeemed by the Corporation prior to June 30, 2010. On or after June 30, 2010 and prior to the maturity date, the Debentures may be redeemed by the Corporation, in whole or in part from time to time, provided that the weighted average trading price of the Common Shares on the TSX for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 130% of the exchange price of Cdn$16.42.

First Uranium has the option, subject to regulatory approval, to satisfy its obligations to repay the principal amount of the Debentures upon redemption or at maturity by issuing and delivering that number of freely tradable Common Shares obtained by dividing the principal amount of the Debentures by 95% of the weighted average trading price of the Common Shares on the TSX for the twenty consecutive trading days ending five trading days before the date fixed for the redemption or maturity.

The equity component of the Debentures was valued on issuance at US$46.5 million which is recorded as a separate component of shareholders' equity. The conversion option was valued using the Black-Scholes pricing model with the following assumptions: Expected dividend yield 0%, expected volatility 56%, risk free interest rate 4.2% and expected life of five years.

The liability component of the Debentures is being accreted such that the liability at maturity will equal the gross proceeds of US$135.1 million (Cdn$150 million) less conversions. The amounts accreted during the three and nine months ending December 31, 2007 were US$3.7 million and US$8.1 million respectively. The cost of issuing the Debentures amounted to US$4.5 million.

As at December 31, 2007, no portion of the Debenture had been converted. Interest paid for the three and nine months ending December 31, 2007 amounted to US$1.6 million and US$ 4.1 million.

12. ASSET RETIREMENT OBLIGATIONS

	December 31 2007 US$'000	**March 31 2007 US$'000**
Balance, beginning of the period	**5,377**	-
Provision assumed on acquisition of the Ezulwini Mine	-	5,133
Provision assumed on acquisition of MWS (see Note 4)	**2,777**	-
Provision assumed with commencement of hydraulic mining of the Buffelsfontein tailings dams	**6,231**	-
Accretion expense	**59**	244
Rehabilitation costs	**(272)**	-
Balance, closing of the period	**14,172**	5,377

The environmental rehabilitation provision assumed by EMC as part of the acquisition of the Ezulwini assets was determined by the DME as at November 2006. During March 2007 an independent review was performed by Johan Fourie & Associates on the Ezulwini assets relating to environmental rehabilitation provision that confirmed the provision at March 31, 2007 was sufficient.

The environmental rehabilitation provision assumed as part of the MWS acquisition is to be partly funded by its rehabilitation trust fund (see Note 8). During April 2007, an independent valuation of the rehabilitation provision was completed by GCS (Proprietary) Limited, a water environmental engineering and science consultancy company. The provision was based on the estimated net cost to rehabilitate the mine.

The environmental rehabilitation provision associated with the Buffelsfontein tailings dams was assumed with the commencement of the hydraulic mining of the Buffelsfontein tailings dams in December 2007. Management estimated the respective environmental rehabilitation provision assumed at US$ 6.2 million (see Note 7).

13. SHARE CAPITAL

Ordinary shares	Number of shares December 31 2007 '000	Number of shares March 31 2007 '000	December 31 2007 US$'000	March 31 2007 US$'000
Balance, beginning of period	**121,686**	87,536	**206,726**	4,176
Shares issued pursuant to the Waterpan transaction	**6,141**	-	-	-
Balance adjusted with shares issued to Waterpan	**127,827**	87,536	**206,726**	4,176
Shares issued in public or private offering	-	33,350	-	201,795
Shares issued in respect of acquisition (see Note 4)	**3,094**	-	**31,557**	-
Exercise of stock options	**123**	800	**848**	728
Contributed surplus relating to stock options exercised	-	-	**559**	27
	131,044	121,686	**239,690**	206,726
Less: Share issue costs	-	-	**(24,053)**	(24,053)
Balance, closing of period	**131,044**	121,686	**215,637**	182,673

Authorized
The authorized share capital of First Uranium consists of an unlimited number of common shares.

Issued and outstanding
On June 1, 2006, 800,000 stock options were exercised for proceeds of US$0.7 million.

During December 2006, First Uranium issued 33.35 million shares pursuant to the Offering at Cdn$7 per share for gross proceeds of US$201.8 million;

On June 6, 2007, First Uranium issued 3,093,980 shares valued at US$31.6 million relating to the acquisition of MWS (see Note 4).

On December 14, 2007, First Uranium issued 6.1 million shares pursuant to the Offering (see Note 1).

During the three and nine months ending December 31, 2007, 71,430 and 122,525 stock options were exercised respectively, at an exercise price of Cdn$7 per share.

14. CONTRIBUTED SURPLUS – STOCK-BASED COMPENSATION

The Corporation maintains a stock-option plan (the "Option Plan") for employees, officers, directors and for certain consultants who provide ongoing support to First Uranium and its subsidiaries. Under the Option Plan, options typically are granted for a period of up to ten years following the date of grant. The amounts granted usually reflect the level of responsibility of the particular optionee and his or her contributions to First Uranium.

The Board of Directors has discretion to set the terms of any vesting schedule of each option granted. Except in specified circumstances, options are not assignable and non-transferable, and terminate 90 days after the optionee ceases to be employed or associated with First Uranium.

The terms of the Option Plan further provide that the price at which shares may be issued under the Option Plan shall not be less than the volume weighted average trading price of the shares on the TSX for the five trading days immediately preceding the day the option is granted.

The following table details the movements of contributed surplus during the period:

	December 31 2007 US$'000	March 31 2007 US$'000
Balance, beginning of period	**2,460**	27
Transfer to share capital relating to stock options exercised	**(559)**	(27)
Stock options granted during the period	**2,648**	2,460
Balance, end of period	**4,549**	2,460

Assumptions

The fair value of shares used to calculate the compensation expense was determined as the share price on the grant date adjusted by the probability of the recipients remaining employed or associated with the Corporation until the vesting date.

For purposes of stock-based compensation, the fair values of these stock options were estimated using the Black-Scholes option pricing model with the assumptions used for the grants as follows:

	December 31 2007	September 30 2007	June 30 2007	March 31 2007
Expected dividend yield	**0%**	0%	0%	0%
Expected volatility of the Corporation's share price	**63%**	63%	56%	85%
Risk free interest rate – Canadian rates	**4.75%**	4.75%	4.81%	3.90%
Expected life	**3 years**	3 years	3 years	3 years

Due to the short history of First Uranium trading on the TSX, changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing model does not necessarily provide a reliable measure of the fair value of First Uranium's stock options.

During the 2007 fiscal year, 1,223,001 stock options were granted for a period of 10 years following the date of the grant and are subject to vesting within 2 years from the date of grant.

During the three and nine months ending December 31, 2007, 209,286 and 325,715 stock options were granted respectively for a period of 10 years following the date of the grant and are subject to vesting within 2 years from the date of grant.

The following table is a summary of the Corporation's options granted under its stock-based compensation plan:

	Number of options		Weighted average exercise price (Cdn$)	
	December 31 2007	March 31 2007	December 31 2007	March 31 2007
Outstanding options at beginning of period	**1,223,001**	800,000	**7.30**	1.00
Granted during the period	**325,715**	1,223,001	**10.48**	7.30
Exercised during the period	**(122,525)**	(800,000)	**(7.00)**	(1.00)
Forfeited during the period	**(76,192)**	-	**(7.00)**	-
Outstanding options at end of period	**1,349,999**	1,223,001	**8.73**	7.30

The stock-based compensation expense recognized in the statements of operations and deficit was US$1.1 million and US$2.5 million for the three and nine months ending December 31, 2007. respectively. For both the three and nine months ending December 31, 2006, the stock-based compensation expense was US$0.5 million. During the three and nine months ending December 31, 2007 US$0.06 and US$0.2million stock-based compensation was capitalized to the projects. No stock-based compensation was capitalized to projects during the three and nine months ending December 31, 2006. As at December 31, 2007, the aggregate unexpensed and fair value of unvested stock options granted amounted to US$0.8 million (March 31, 2007: US$2.9 million).

The following table summarizes information about the First Uranium's outstanding stock options at December 31, 2007:

	Options outstanding			Options exercisable		
Exercise price ranges Cdn$	Number of options outstanding	Weighted average remaining life (years)	Weighted average exercise price (Cdn$)	Number of options exercisable	Weighted average remaining life (years)	Weighted average exercise price (Cdn$)
7.00 to 8.99	928,427	8.97	7.94	237,955	8.97	7.06
9.00 to 11.99	361,572	9.67	10.05	120,523	9.67	10.05
12.00 to 13.99	60,000	9.41	12.87	20,000	9.41	12.87
	1,349,999	**9.18**	**8.73**	**378,478**	**9.22**	**8.32**

15. TAXATION

Provision for income taxes

The reconciliation of income taxes attributable to operations computed at the statutory tax rates to income tax recovery, using a statutory tax rate of 35.47% for the three and nine months ending December 31, 2007 (three and nine months ending December 31, 2006: 36.12%), is as follows:

	Three months ended December 31		Nine months ended December 31	
	2007	2006	2007	2006
Net (loss) income before taxation	**(4,125)**	786	**4,448**	(1,452)
Income tax payable (receivable) at statutory rate	**(1,463)**	284	**1,577**	(525)
Difference between Canadian rates and foreign jurisdiction	**(300)**	(95)	**(345)**	41
Change in valuation allowance	**(229)**	-	**(834)**	-
Adjustment for future tax rate difference	**3,385**	(170)	**1,924**	417
Permanent differences	**(1,419)**	(19)	**(2,514)**	67
Other	**(101)**	-	**116**	-
	(127)	-	**(76)**	-

Future tax liability

	Dec 31 2007 US$'000	Mar 31 2007 US$'000
Capital assets	**11,043**	-
Non-capital loss carry-forwards	**(995)**	(1,602)
Share issue costs	**(7,405)**	(6,629)
Foreign resource expenses	**(1,136)**	(1,099)
Foreign exchange	**(3,142)**	(850)
	(1,635)	(10,180)
Less: Valuation allowance	**11,977**	10,180
	10,342	-

As at December 31, 2007, the Corporation had non-capital losses of approximately US$3.3 million that may be applied against earnings in future years. These losses are expected to expire in 2026.

Due to uncertainties in the Corporation's ability to utilize its net operating losses in all of its operations, the Corporation has provided a valuation allowance against those future tax assets for which uncertainty exist.

FOREIGN EXCHANGE GAINS

	Three months ended December 31		Nine months ended December 31	
	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000
Foreign exchange gains	**1,245**	(2,741)	**13,636**	(1,335)

The Corporation's assets are held in Canadian dollars ("Cdn$") and South African Rand ("ZAR"), while its accounts are presented in US dollars. The foreign exchange gains on translation during the three and nine months ending December 31, 2007 reflect the strengthening of the Canadian dollar and the South African Rand against the US dollar.

The majority of the Corporation's funds are currently held in Canadian dollar denominated short-term deposits bearing interest at 4.85% per annum. The approval of the South African Reserve Bank ("SARB"), which was required in connection with the issue of the Debentures, includes a condition that the Corporation transfers the net Debenture proceeds to bank accounts of the Corporation in South Africa and convert the funds to ZAR, by May 3, 2008.

17. BASIC AND DILUTED (LOSS) EARNINGS PER SHARE

	Three months ended December 31		Nine months ended December 31	
	2007	2006	2007	2006
Basic (loss) earnings per share of (US$)	**(0.03)**	(0.04)	**0.04**	(0.06)
is calculated based on net (loss) income for the period of (US$'000)	**(3,998)**	(3,787)	**4,524**	(5,239)
and a weighted average number of shares outstanding of ('000)	**129,614**	94,975	**128,622**	95,243
Diluted (loss) earnings per share of (US$)	**(0.03)**	(0.04)	**0.04**	(0.06)
is calculated based on net (loss) income for the period of (US$'000)	**(3,998)**	(3,787)	**4,524**	(5,239)
and a diluted weighted average number of shares outstanding of ('000)	**129,993**	93,048	**128,642**	89,393

The impact of the Debentures issued on May 3, 2007, has been excluded from the diluted shares computation because it was anti-dilutive for earnings per share purposes.

The Waterpan transaction is accounted for under Canadian GAAP as a continuity of interests. As a result the weighted average number of shares outstanding has been adjusted to reflect the acquisition as if the share exchange had been effective for the period from inception to December 31, 2007 (see Note 1).

18. NOTES TO THE CASH FLOW STATEMENT

18.1 Non-cash interest income

	Three months ended December 31		Nine months ended December 31	
	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000
Total interest income	**(4,467)**	(529)	**(12,840)**	(422)
Add back: Cash interest income	**4,419**	115	**12,694**	422
	(48)	(414)	**(146)**	-

1[illegible] Non-cash interest expense

	Three months ended December 31		Nine months ended December 31	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Total interest expense	(1,629)	-	(4,087)	(101)
Add back: Cash interest paid	1,629	-	4,087	-
	-	-	-	(101)

18.3 Decrease in net receivables from related parties

	Three months ended December 31		Nine months ended December 31	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Increase in receivables from related parties	(1,019)	457	5,744	1,052
Increase in payable to related parties	559	2,361	832	4,085
Add back:				
- Interest income accrued on amounts receivable	-	63	-	133
- Interest expense accrued on amounts payable	-	(204)	-	(348)
	(460)	2,677	6,576	4,922

18.4 Additions to property, plant and equipment

	Three months ended December 31		Nine months ended December 31	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Total additions to property, plant and equipment	(48,122)	(11,726)	(96,482)	(16,945)
Add back:				
- Asset associated with Buffelsfontein tailings dams	6,231	-	6,231	-
- Accrued capital expenditure	13,856	-	13,856	-
	(28,035)	(11,726)	(76,395)	(16,945)

18.5 Net cash movement on acquisition of MWS

	Three months ended December 31		Nine months ended December 31	
	2007 US$'000	2006 US$'000	2007 US$'000	2007 US$'000
Cash and cash equivalents taken over on date of acquisition	-	-	1,954	-
Less: Expenses related to MWS acquisition	-	-	(705)	-
	-	-	1,249	-

19. COMMITMENTS

Capital commitments

	December 31 2007 US$'000	March 31 2007 US$'000
Ezulwini Mine	53,390	14,836
MWS	3,393	-
Total contractual obligations	56,783	14,836

The capital commitments are payable within one year.

Toll treatment agreement

The Corporation entered into an agreement with a third party, commencing in January 2009, to calcine the yellowcake from First Uranium to produce uranium oxide packaged for dispatch to converters. Either party may terminate the agreement on 18 months notice. The third party calciner will construct a plant with one-half of the capacity of the plant to be dedicated for the processing of the First Uranium yellowcake and will acquire a road tanker to transport the yellowcake from the First Uranium operations to the calciner's operations. First Uranium will pay one-half of the construction cost of the calcining plant up to a maximum of ZAR15 million and one-half of the cost of the tanker (together referred to as the "Loan"). The Loan will be effective as of January 5, 2009 and is to be repaid in monthly instalments over a seven year period commencing January 30, 2009. The Loan will bear interest equal to the prime overdraft rate as quoted by the South African Reserve Bank, plus 2% commencing January 5, 2009. If First Uranium cancels the agreement, in the absence of a right under the agreement to cancel the agreement in prescribed circumstances, First Uranium will continue to be obligated to repay the entire Loan.

Royalty agreements

On December 20, 2006, FUSA, Simmer & Jack and Aberdeen entered into an arrangement (the "Aberdeen Arrangement") pursuant to which (i) Simmer & Jack confirmed that it will pay to Aberdeen the amount of any royalty owing to Aberdeen under the Aberdeen Loan Agreement in respect of gold produced from the tailings to be acquired by FUSA from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement, and (ii) FUSA confirmed that it will pay to Simmer & Jack, immediately prior to any payment contemplated in (i) above, an amount equal to the amount of any royalty payment to be made by Simmer & Jack to Aberdeen in respect of gold produced from the tailings to be acquired by FUSA from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement.

Pursuant to the Buffelsfontein Tailings and Rights Agreement dated December 20, 2006 among BGM, Simmer & Jack and FUSA, in consideration for the cession of the Buffelsfontein Tailings and Mining Right from BGM to FUSA as well as certain servitudes, and the right to the tailings arising from future underground mining operations by BGM at the BGM Underground Mine, FUSA agreed to pay to BGM a royalty of 1% plus value added tax of the gross revenue earned by FUSA from the sale of uranium, gold, sulphur and other minerals recovered from the processing of tailings acquired by FUSA from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement.

As and when there is production from the Buffelsfontein tailings dams acquired from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement, FUSA will become liable to pay: (i) to Simmer & Jack, under the Aberdeen Arrangement Agreement, an amount equal to the royalty payable by Simmer & Jack to Aberdeen pursuant to the Aberdeen Loan Agreement in respect of the tailings to be acquired from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement, and (ii) to BGM the above-mentioned 1% royalty pursuant to the terms of the Buffelsfontein Tailings and Rights Agreement.

During December 2007 MWS commenced processing the Buffelsfontein tailings and as a result MWS is now obligated to pay a royalty to BGM pursuant to the Buffelsfontein Tailings and Rights Agreement and make other payments to Simmer & Jack pursuant to the Aberdeen Arrangement in respect of the metals recovered from the Buffelsfontein tailings.

20. FINANCIAL INSTRUMENTS

Financial risk factors

The Corporation's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Corporation's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Corporation.

Risk management carried out by the Corporation is approved by the Board of Directors.

(i) Foreign exchange and commodity price risk

The Corporation does not hedge its exposure to foreign currency exchange risk nor does it hedge its exposure to commodity price fluctuation risk.

(ii) **Interest rate risk**

The Corporation does not hedge its exposure to interest rate risk. Deposits attract interest at rates that vary with prime. The Corporation's policy is to manage interest rate risk so that fluctuations in variable rates do not have a material impact on the statement of operations and deficit.

(iii) **Credit risk**

The Corporation has no significant concentrations of credit risk. The Corporation has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The Corporation has policies that limit the amount of credit exposure to any one financial institution.

(iv) **Liquidity risk**

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of credit facilities and the ability to close out market positions. The Corporation manages liquidity risk through an ongoing review of future commitments and credit facilities. Cash flow forecasts are prepared and adequate utilized borrowing facilities are monitored.

Fair value estimation

The fair value of publicly traded derivatives and trading securities is based on quoted market prices at the balance sheet date.

In assessing the fair value of other financial instruments, the Corporation uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Option pricing models and estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments.

The face value less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Corporation for similar financial instruments.

The actual disclosed values of the financial instruments all approximate the fair values of these instruments.

21. RELATED PARTY TRANSACTIONS AND COMMITMENTS

Related party balances	December 31 2007 US$'000	Mar 31 2007 US$'000
FUSA amount (to)/from Simmer & Jack	-	5,079
First Uranium amount (to)/from Simmer & Jack	(832)	1,684
Loan to Chief Executive Officer	1,019	-

Related party transactions	Three months ended December 31 2007 US$'000	Three months ended December 31 2006 US$'000	Nine months ended December 31 2007 US$'000	Nine months ended December 31 2006 US$'000
Shared services fees to Simmer & Jack	(907)	(929)	(1,893)	(1,730)
Fees to empowerment company	(55)	-	(271)	-
Interest to Simmer & Jack by EMC	-	(46)	-	(101)
Interest from Simmer & Jack by FUSA	-	106	-	235
Interest on loan to Chief Executive Officer	9	-	9	-

On December 20, 2006 First Uranium and Simmer & Jack entered into a shared services agreement (the "Shared Services Agreement"). Pursuant to the terms of the Shared Services Agreement, First Uranium may retain certain services to be provided by Simmer & Jack, including project management and technical services, cash management and investment services, accounting, treasury and financial services, corporate secretarial support and human resources and staffing services, including payroll and benefits administration, and such other services as may be required by First Uranium and which Simmer & Jack is able and willing to provide. The expenses for the three and nine months ending December 31, 2007 relates to such services received.

During the three months ending December 31, 2007, US$0.4 million (December 31, 2006: US$0.9 million) of the total shared services fees were capitalized, representing services provided in respect of technical services for the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project. During the nine months ending December 31, 2007, US$0.8 million (December 31, 2006: US$1.0 million) of such costs were capitalized.

Prior to December 2006, the Corporation shared its premises with other companies that had common directors and reimbursed the related companies for its proportional share of expenses or was reimbursed by the related companies for their proportional share of expenses. During both the three and nine months ending December 31, 2006, the Corporation was charged $0.6 million for consulting services provided by related directors, officers and consultants of the Corporation.

In addition, First Uranium has agreed to reimburse Simmer & Jack with respect to 50% of fees that Simmer & Jack is required to pay to an empowerment company for consulting services regarding transformation, human resources and occupational health and safety. BJ Njenje, AX Sisulu and SLB Mapisa, shareholders of the empowerment company, are also directors of Simmer & Jack.

On September 27, 2007, the Board approved a loan in the amount of Cdn$1 million to the Chief Executive Officer of First Uranium for the purpose of facilitating his purchase of a family home. The loan is for a term of six years, is unsecured and bears interest at 4% payable monthly in arrears. The loan was advanced on October 17, 2007.

As previously disclosed, the Corporation entered into an agreement on December 12, 2006 with Waterpan for the purchase of the remaining 10% of the shares of EMC in consideration for 6.1 million common shares of First Uranium. On December 14, 2007, EMC obtained a bridging loan from a South African banking institution to purchase Waterpan's 10% shareholding in EMC. Waterpan used the proceeds to partially fund the purchase of 6.1 million common shares (the "Waterpan Shares") of First Uranium for a consideration of $43.6 million. First Uranium used the proceeds from the sale of the Waterpan Shares to repay the bridging loan to the South African banking institution and to pay the taxes resulting from the purchase of the EMC shares. Concurrent with the closing of this transaction, one million of the Waterpan Shares were sold by way of a private placement. Waterpan has a contractual agreement to retain the remaining Waterpan Shares until April 1, 2009. Certain shareholders of Waterpan are officers or employees of First Uranium or directors of its subsidiaries. The Waterpan transaction had no net impact on the cash flow of the First Uranium group of companies.

22. SUBSEQUENT EVENTS

Regular power outages have recently beset South Africa, causing disruption in business activities. Coal-fed power stations are running low on fuel and several power-generating facilities are down for maintenance. No new power generating facilities are expected to start up in South Africa until 2012. The primary response of Eskom, South Africa's national power utility, to these power deficiencies is to ask that its customers conserve energy and/or to restrict the amount of power supplied to them.

On January 25, 2008, Eskom advised that continuity of electric power supply could not be guaranteed. Specific warnings were communicated to South African mining companies, including the Corporation, which were specifically asked by Eskom to reduce power consumption to 80% of load requirements. While this was subsequently increased to 90%, Eskom also informed mining companies that this authorization could be withdrawn at a later date, as electrical power supply remains tight.

After a preliminary review of the feasibility of the Corporation generating its own power, the Board has provisionally concluded that the Corporation's two projects are sufficiently robust to continue development as planned based on the addition of power generation capacity.

The initial impact of this decision is as follows:

For the Ezulwini Mine:

- given the uncertainty of power supply at a third-party gold plant to toll-treat the Corporation's ore, the Board has decided to postpone the ramp-up of the underground production and to accelerate the shaft refurbishment program
- the weekly operating plan to date has been to focus on mine development and hoisting for three days and on shaft rehabilitation for four days; henceforth the intention is to focus entirely on shaft refurbishment until the operation's gold plant is commissioned in April 2008
- the first 50,000 tonne per month module of the gold plant is on schedule for commissioning in April 2008 using existing generator capacity; should Eskom power not be forthcoming, the Ezulwini Mine has existing power generating capacity of 13 MVA ("1 Megavolt Ampere = 1 Mega Watt") which will be utilized
- the first 50,000 tonne per month module of the uranium plant remains on schedule for commissioning in June 2008; a feasibility study of power generation options is underway to reduce power reliance on Eskom;
- commissioning of the remaining modules of the gold and uranium plant will be deferred by approximately a year to January 2010 to coincide with the corresponding mine development plan

For MWS:

- the current MWS operation is presently unaffected by the power situation as it has been drawing additional power from BGM
- upgrading of the MWS gold plant to increase the design capacity to 630,000 tonnes per month remains on schedule for completion in Q4 2008
- the expansion of the current operations, however, will require additional power; a power generation feasibility study has been initiated with the expected result that the expansion will be delayed by approximately three months

The decision to invest in generating our own power is a temporary measure until the power situation has normalized which may take several years. It is expected that the Corporation will be able to monetize a significant portion of its investment in owner-generated power at that time.

23. SEGMENTED INFORMATION

Segmented information is presented in respect of the Corporation's business and geographical segments. The primary format business segments, is based on the Corporation's management and internal reporting structure. Inter-segment reporting is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income earning assets and revenue, interest-bearing loans, borrowing and expenses, and corporate assets and expenses. Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Three months ended December 31, 2007	South Africa Ezulwini Mine US$'000	 MWS* US$'000	Canada Corporate US$'000	 Total US$'000
Revenue	-	6,633	-	6,633
Cost of sales	-	(5,433)	-	(5,433)
	-	1,200	-	1,200
Other income	1,375	4	-	1,379
Expenditure				
General, consulting and administrative expenditures	(1,478)	(269)	(2,311)	(4,058)
Stock-based compensation	(383)	(147)	(549)	(1,079)
Pumping, feasibility and rehabilitation costs	(1,607)	(273)	-	(1,880)
Amortization on property, plant and equipment	(44)	-	(2)	(46)
	(3,512)	(689)	(2,862)	(7,063)
Operating profit (loss)	(2,137)	515	(2,862)	(4,484)
Interest income	142	152	4,173	4,467
Interest expense	-	-	(1,629)	(1,629)
Accretion expense on convertible debentures	-	-	(3,724)	(3,724)
Foreign exchange gains (losses)	155	3,367	(2,277)	1,245
Income (loss) before taxes	(1,840)	4,034	(6,319)	(4,125)
Provision for income taxes	-	127	-	127
Net income (loss) for the period	(1,840)	4,161	(6,319)	(3,998)
Total assets	125,733	76,312	202,510	404,555
Total liabilities	(18,275)	(24,640)	(105,211)	(148,126)
Capital expenditure	(17,358)	(10,677)	-	(28,035)

*Includes the Buffelsfontein Tailings Recovery Project.

Three months ended December 31, 2006	South Africa Ezulwini Mine US$'000	 MWS* US$'000	Canada Corporate US$'000	 Total US$'000
Expenditure				
General, consulting and administrative expenditure	-	(591)	(115)	(706)
Stock-based compensation	-		(519)	(519)
Pumping and feasibility costs	(350)	-	-	(350)
Operating loss	(350)	(591)	(634)	(1,575)
Interest income	247	102	180	529
Foreign exchange gains (losses)	(2,266)	154	(629)	(2,741)
Loss before income taxes	(2,369)	(335)	(1,083)	(3,787)
Provision for income taxes	-	-	-	-
Net loss for the period	(2,369)	(335)	(1,083)	(3,787)
Total assets	24,302	16,419	154,653	195,374
Total liabilities	(15,249)	(256)	(8,773)	(24,278)
Capital expenditure	(11,726)	-	-	(11,726)

*Includes the Buffelsfontein Tailings Recovery Project.

Nine months ended December 31, 2007	South Africa Ezulwini Mine US$'000	MWS* US$'000	Canada Corporate US$'000	Total US$'000
Revenue	-	15,069	-	15,069
Cost of sales	-	(13,030)	-	(13,030)
	-	2,039	-	2,039
Other income	2,272	4	-	2,276
Expenditure				
General, consulting and administrative expenditures	(2,168)	(431)	(5,949)	(8,548)
Stock-based compensation	(694)	(225)	(1,594)	(2,513)
Pumping, feasibility and rehabilitation costs	(2,316)	(632)	-	(2,948)
Amortization on property, plant and equipment	(135)	-	(9)	(144)
	(5,313)	(1,288)	(7,552)	(14,153)
Operating profit (loss)	(3,041)	755	(7,552)	(9,838)
Interest income	273	264	12,303	12,840
Interest expense	(4)	-	(4,083)	(4,087)
Accretion expense on convertible debentures	-	-	(8,103)	(8,103)
Foreign exchange gains (losses)	(2,225)	4,622	11,239	13,636
Income (loss) before income taxes	(4,997)	5,641	3,804	4,448
Provision for income taxes	-	76	-	76
Net income (loss) for the period	(4,997)	5,717	3,804	4,524
Total assets	125,733	76,312	202,510	404,555
Total liabilities	(18,275)	(24,640)	(105,211)	(148,126)
Capital expenditure	(59,548)	(16,822)	(25)	(76,395)

*Includes the Buffelsfontein Tailings Recovery Project.

Nine months ended December 30, 2006	South Africa Ezulwini Mine US$'000	MWS* US$'000	Canada Corporate US$'000	Total US$'000
Expenditure				
General, consulting and administrative expenditures	(1,228)	(1,310)	(818)	(3,356)
Stock-based compensation	-	-	(519)	(519)
Pumping and feasibility costs	(350)	-	-	(350)
Operating loss	(1,578)	(1,310)	(1,337)	(4,225)
Interest income	-	235	187	422
Interest expense	(101)	-	-	(101)
Foreign exchange losses	(106)	(416)	(813)	(1,335)
Loss before income taxes	(1,785)	(1,491)	(1,963)	(5,239)
Provision for income taxes	-	-	-	-
Net loss for the period	(1,785)	(1,491)	(1,963)	(5,239)
Total assets	24,302	16,419	154,653	195,374
Total liabilities	(15,249)	(256)	(8,773)	(24,278)
Capital expenditure	(16,945)	-	-	(16,945)

*Includes the Buffelsfontein Tailings Recovery Project.

first Uranium

FIRST URANIUM CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS
of the financial results
for the three and nine months ended
December 31, 2007

Management's discussion and analysis of the unaudited consolidated financial condition and results of operations for the three and nine months ended December 31, 2007

This Management's Discussion and Analysis ("MD&A") of the consolidated financial position and results of operations review the activities, unaudited consolidated results of operations and financial condition of First Uranium Corporation and its subsidiaries ("First Uranium" or the "Corporation") for the three months ended December 31, 2007 ("Q3 2008") and the nine months ended December 31, 2007 ("2008 YTD"), compared to the corresponding three months of the preceding year ("Q3 2007") and the nine months ended December 31, 2006 ("2007 YTD"), together with certain trends and factors that are expected to have an impact in the future. References to "Q4 2008" refer to the Corporation's next three months ending March 31, 2008. References to "FY 2008" and "FY 2007" refer to the fiscal years ending March 31, 2008 and March 31, 2007, respectively.

This MD&A is intended to supplement and complement the unaudited consolidated financial statements and notes thereto for Q3 2008 and 2008 YTD (collectively the "Financial Statements") which have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The MD&A should be read in conjunction with the Financial Statements, the audited consolidated financial statements for FY 2007 and the related management's discussion and analysis. The information contained in this MD&A is current to February 13, 2008, unless otherwise indicated.

First Uranium is currently focused on the rehabilitation and bringing into production of the Ezulwini underground uranium ("U_3O_8") and gold ("Au") mine (the "Ezulwini Mine") and the recovery of uranium and gold from the existing and future surface tailings at the Buffelsfontein mine through gold and uranium plants originally planned to be constructed near the tailings at the Buffelsfontein mine (the "Buffelsfontein Tailings Recovery Project"). In June 2007, the Corporation acquired Mine Waste Solutions (Proprietary) Limited ("MWS"), an existing tailings treatment company which had an operating gold recovery plant in place. As a result of the MWS purchase, First Uranium changed its plans for the Buffelsfontein Tailings Recovery Project so that the historical and future tailings from the Buffelsfontein mine (the "Buffelsfontein Tailings") will now be transported by pipeline to the MWS site and processed through MWS's existing gold plant and, subject to their completion, through the new uranium recovery plant and additional gold recovery facilities which are currently being constructed at the MWS site. For greater clarity, the Buffelsfontein Tailings Recovery Project, as enhanced and modified by the addition of MWS, will henceforth be referred to as MWS.

The reporting currency for the Corporation is the US dollar, and all amounts in the following discussion are in US dollars ("$"), except where otherwise indicated.

This MD&A includes certain forward-looking statements. Please read the cautionary note at the end of this document.

Responsibility of Management and the Board of Directors

Management is responsible for the information disclosed in this MD&A and the accompanying Financial Statements and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, the Corporation's Audit Committee, on behalf of the Board of Directors, provides an oversight role with respect to all public financial disclosures made by the Corporation, and has reviewed and approved this MD&A and the accompanying Financial Statements.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including the Corporation's Chief Executive Officer and Chief Financial Officer, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this MD&A, management of First Uranium, under the direction of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Corporation's disclosure controls and procedures as required by Canadian securities laws.

Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in First Uranium's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management of First Uranium, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

During the most recent quarter there were no changes in the Corporation's internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Overview

First Uranium is a Canadian resource company focused on the development of uranium and gold projects in South Africa. The Corporation's goal is to become a significant producer of uranium and gold through the re-opening and development of the Ezulwini Mine and the development of MWS. To expand its production profile, First Uranium plans to continue to identify and acquire additional uranium and gold projects in southern Africa and elsewhere. The Corporation received net proceeds of $177.7 million from the sale of 33 million common shares in an initial public offering (the "Offering") in December 2006 and raised an additional $130.6 million from the sale of senior unsecured convertible debentures (the "Debentures") in May 2007. The common shares and the Debentures of First Uranium are listed on the Toronto Stock Exchange (the "TSX"). In addition, the common shares are listed on the Johannesburg Stock Exchange (the "JSE"). As of February 11, 2008, Simmer and Jack Mines, Limited ("Simmer & Jack"), a South African incorporated public company listed on the JSE, owned 62.4% of the common shares of First Uranium.

Recent Highlights

During Q3 2008, First Uranium:

- toll-treated 27,951 tonnes of ore from the Ezulwini Mine at a recovered grade of 5.6 grams of gold per tonne, producing 5,055 ounces of gold at a Cash Cost (as defined in the notes to the production tables in the Operations Overview of this MD&A) of $348 per ounce
- started drilling specific targets related to the possible expansion of the existing Ezulwini Mine (the "Ezulwini Expansion Program")
- completed construction of the pump station at MWS and the 10.5-kilometre pipeline to the MWS gold plant at a total cost of $11.7 million

- completed the clean up and processing of the remaining tailings of the MWS No.2 tailings dam and commenced hydraulic mining and pumping of material from the Buffelsfontein No.2 dam to the MWS gold plant for processing during mid-December
- processed a total of 832,208 tonnes of tailings through the MWS gold plant at a recovered grade of 0.275 grams of gold per tonne, producing a total of 7,357 ounces of gold at a Cash Cost of $674 per ounce
- completed a pre-feasibility study of MWS incorporating higher average uranium and gold price assumptions and increased capital investment, which projected the project's expected net present value ("NPV") increasing by 71% to $505 million and its internal rate of return ("IRR") increasing from 69% to 151%
- entered into an interim off-take agreement with a third party pursuant to which the third party will purchase yellowcake from First Uranium from June 2008 until January 2009 at rates based upon the then prevailing spot prices
- issued 6.1 million First Uranium common shares to Waterpan Mining Consortium ("Waterpan") in connection with the acquisition of the remaining 10% interest in Ezulwini Mining Company (Proprietary) Limited ("EMC") which owns and operates the Ezulwini Mine, resulting in EMC becoming wholly-owned by First Uranium (the "Waterpan Transaction")
- ended the period with $215.2 million in cash and cash equivalents

Subsequent to the end of Q3 2008, First Uranium:

- was granted an unconditional prospecting right for 6,843 hectares of additional property adjacent to the Ezulwini Mine
- filed the technical report for the pre-feasibility study of MWS, details of which were announced on December 19, 2007
- due to the significantly reduced supply of electrical power currently available in South Africa, its national power utility ("Eskom") developed concerns about its ability to supply power in the short and medium term. As a result, First Uranium has had to impose voluntary shut-downs of mine development and hoisting activity at the Ezulwini Mine. Most recently, Eskom has implemented compulsory cut-backs of power consumption on businesses and mining companies generally (the "Power Situation"). The specific effects of these measures mandated by Eskom on First Uranium's operations and development projects and any modifications thereto have been and continue to be analyzed. In addition to specific discussions and references to the affect of the Power Situation in certain areas of this MD&A, there may be other affects that are not known or foreseen at this time. See further discussion under 'Risks – Power Supply' in this MD&A.

During Q4 2008, and prior to the Power Situation, First Uranium had planned to:

- commence the upgrading of the MWS gold plant to increase the design capacity from 500,000 tonnes per month to 630,000 tonnes per month, with completion scheduled in Q4 2008
- upgrade MWS No.5 tailings dam to enable a deposition rate of 630,000 tonnes of material per month. The upgrade is expected to be completed during Q4 2008.
- start on-site preparation for the construction of the additional gold plant module and the two uranium plant modules at MWS

Preliminary Assessment of the Impact of the Power Situation

After a preliminary review of the feasibility of the Corporation generating its own power, the Board has provisionally concluded that the Corporation's two projects are sufficiently robust to continue development as planned based on the addition of owner-operated power generation.

The initial impact of this decision is as follows:

For the Ezulwini Mine:

- given the uncertainty of power supply to a third-party gold plant which toll treats the Corporation's ore, the Board has decided to postpone the ramp-up of the underground production and to accelerate the shaft refurbishment program
- the weekly operating plan to date has been to focus on mine development and hoisting for three days and shaft rehabilitation for four days; henceforth the intention is to focus entirely on shaft refurbishment until the operation's gold plant is commissioned
- the first 50,000 tonne per month module of the gold plant remains on schedule for commissioning in April 2008 using existing generator capacity; should Eskom power not be forthcoming, the Ezulwini Mine has existing power generating capacity of 13 MVA ("1 Megavolt Ampere = 1 Mega Watt") which will be utilized
- the first 50,000 tonne per month module of the uranium plant remains on schedule for commissioning in June 2008; a feasibility study of power generating options is underway to reduce power reliance on Eskom;
- commissioning of the remaining modules of the gold and uranium plant will be deferred by approximately a year to January 2010 to coincide with the corresponding mine development plan

For MWS:

- the current MWS operation is presently unaffected by the Power Situation as it has been drawing additional power from Buffelsfontein Gold Mines Limited ("BGM")
- upgrading of the MWS gold plant to increase the design capacity to 630,000 tonnes per month remains on schedule for completion in Q4 2008
- the expansion of the current operations, however, will require additional power; a power generation feasibility study has been initiated with the expected result that the expansion will be delayed by approximately three months

The decision to invest in generating our own power is a temporary measure until the Power Situation has normalized which will take several years. It is expected that the Corporation will be able to monetize a significant portion of its investment in owner- generated power at that time.

Financial Overview

First Uranium's primary focus has been the development of the Ezulwini Mine and MWS, resulting in limited gold production to date.

During Q3 2008, a total of 12,412 ounces of gold were produced and sold from the Ezulwini Mine and MWS, at an average price of $873 per ounce. Combined production during 2008 YTD totaled 25,956 ounces of gold, which was sold at an average price of $742 per ounce.

In Q3 2008, gold was produced at average Cash Costs of $348 and $674 per ounce at the Ezulwini Mine and MWS, respectively. As the Ezulwini Mine is still in a ramp-up phase and has not yet achieved commercial levels of production, the revenue less cost of production from its mining operations of $2.4 million have been capitalized against Mine infrastructure costs in Property, Plant and Equipment. The relatively high average cash costs at MWS can be attributed primarily to the diminishing resources taken from the MWS No. 2 tailings dam, which necessitated a low-volume, high-cost mechanical load and placement operation. With the transition to the high-volume, low-cost operations associated with the mining of the Buffelsfontein Tailings during December 2007, the average cash costs started to decrease and are expected to decrease significantly as the throughput to the MWS gold plant increases.

General, consulting and administrative expenditures combined with the limited ore and tailings processed during the development phase of the two uranium and gold projects resulted in an operating loss of $4.5 million and $9.8 million in Q3 2008 and 2008 YTD, respectively. The Corporation reported an operating loss of $1.6 million in Q3 2007 and $4.2 million in 2007 YTD, reflecting expenditures incurred in preparation of the uranium and gold projects for production, along with general and administrative expenses.

The net loss of $4.1 million in Q3 2008 was primarily the result of the ongoing expenditures mentioned above. The $4.4 million net income for 2008 YTD was primarily the result of foreign exchange gains on translation of net assets held in Canadian dollars and South African Rand into US dollars, offset by higher expenditures. The Corporation reported a net loss of $3.8 million in Q3 2007 and $5.2 million for 2007 YTD, primarily as a result of expenditures incurred in preparation of the mining projects for production, general, consulting and administrative expenses and foreign exchange losses.

As at December 31, 2007, First Uranium was well funded and in a strong financial position, with total assets of $404.6 million, total liabilities of $148.1 million and shareholders' equity of $256.4 million. At the end of Q3 2008, First Uranium had cash and cash equivalents of $215.2 million (Q3 2007: $154.6 million), compared to $138.9 million at the end of FY 2007. The Corporation currently holds its funds in cash and bank-sponsored guaranteed investment certificates. It has no exposure to asset-backed commercial paper. The increase in cash and cash equivalents from the end of FY 2007 was primarily attributable to the net proceeds of $130.6 million received from the sale of the Debentures in May 2007, offset by $28.0 million and $76.4 million of cash utilized for capital expenditure at the Corporation's two mining operations during Q3 2008 and 2008 YTD, respectively.

Prior to the recent onset of the Power Situation, the Corporation believed that with anticipated revenue from future sales of gold and uranium at current price assumptions, together with funds from the proceeds of the Offering and the Debentures, it would have the cash resources necessary to develop and advance its two existing mining projects to full production by 2010, as currently planned. The Corporation has reviewed its operating and expansion plans, is making provision to purchase additional power generation capacity and has modified the timing of its capital projects. The Corporation believes that the above-mentioned sources of capital, along with funds that may be available under a mandate letter and term sheet with a financial institution (see 'Liquidity and Capital Resources' in this MD&A) are sufficient funding to develop and advance its two existing mining projects, inclusive of the purchase of additional power generation capacity.

Operations overview

Ezulwini Mine

	Q3 2008	Q3 2007	2008 YTD	2007 YTD
Ezulwini Mine				
Tonnes processed (000s)	28	–	28	–
Average recovery grade (grams/tonne)	5.6	–	5.6	–
Ounces of gold sold	5,055	–	5,055	–
Average selling price per ounce ($)	832	–	832	–
Average cost per ounce ($)	348	–	348	–
Average Cash Cost per ounce ($)	348	–	348	–
Revenue ($000s)	4,203	–	4,203	–
Cost of production ($000s)	(1,760)	–	(1,760)	–
Amortization ($000s)	–	–	–	–
Total cost of production ($000s)	(1,760)	–	(1,760)	–
	2,443	–	2,443	–

"Cash Costs" are costs directly related to the physical activities of producing gold, and include mining, processing and other plant costs, third-party refining and smelting costs, marketing expense, on-site general and administrative costs, royalties, in-mine drilling expenditures that are related to production and other direct costs. Sales of by-product metals are deducted from the above in computing cash costs. Cash costs exclude depreciation, depletion and amortization, corporate general and administrative expense, exploration, interest, and pre-feasibility costs and accruals for mine reclamation. Cash costs are calculated and presented using the "Gold Institute Production Cost Standard" applied consistently for all periods presented.

Total cash costs per ounce is a non-GAAP measurement and investors are cautioned not to place undue reliance on it and are urged to read all GAAP accounting disclosures presented in the consolidated financial statements and accompanying footnotes.

The Corporation has substantially completed the re-commissioning of the Ezulwini Mine and was, until the onset of the Power Situation, in the process of ramping up underground production. The Board has decided to postpone the ramp-up of underground production and to focus entirely on shaft refurbishment until the operation's gold plant is commissioned in April 2008. The Ezulwini Mine is part of the Ezulwini mining right, which includes certain surface and underground assets, acquired by EMC. Simmer & Jack is presently the registered owner of the Ezulwini mining right. On December 20, 2006, EMC and Simmer & Jack entered into an agreement (the "Ezulwini Mining Right Agreement") pursuant to which Simmer & Jack agreed to take the necessary steps to obtain all ministerial approvals in order to effect the ceding of the Ezulwini mining right from Simmer & Jack to EMC. The Corporation remains confident that the transfer will be completed in due course.

EMC operates the Ezulwini Mine under a new order mining right as described in detail in the Corporation's Annual Information Form for the fiscal year ended March 31, 2007 (the "AIF") (www.firsturanium.com).

As disclosed above, the revenue less cost of production from the Ezulwini Mine's mining operations of $2.4 million have been capitalized against Mine infrastructure costs in Property, Plant and Equipment during both Q3 2008 and 2008 YTD. The Ezulwini Mine is still in a ramp-up phase and has not yet achieved commercial levels of production.

The ramp-up of production at the Ezulwini Mine during Q3 2008 resulted in the toll-treatment of 27,951 tonnes of ore at a recovered grade of 5.6 grams of gold per tonne, producing 5,055 ounces of gold at a cash cost of $348 per ounce. Production during the first two months of Q3 2008 was negatively influenced by the lower than planned grades, but this was more than offset in December, when Ezulwini's production exceeded the planned rate due to higher than expected grades. The Corporation continues to expect that the "average grades" at the Ezulwini Mine will be as originally forecast.

The Corporation is continuing to develop access to the Ezulwini Mine shaft de-stress cut on the Upper Elsburg ("UE") gold only horizon on levels 38a and 41. During Q3 2008, 247.5 metres were developed, bringing the total metres developed in the shaft pillar to 833 metres. Progressive grades encountered on the MA and MB raises in the shaft pillar to date were 5.09 and 5.81 grams of gold per tonne, respectively.

Stoping for de-stressing of the 41 level MB raise has resulted in an area of 712 square metres being mined at an in-situ stope grade of 4.74 grams per tonne. In the Middle Elsburg ("ME") uranium and gold section, stope production in the newly re-established 45 10B stope commenced in Q3 2008 and has resulted in an area of 1,059 square metres being mined at an in-situ stope grade of 25.78 grams of gold per tonne. Further stope development has been postponed due to the Power Situation, but is expected to resume closer to the start-up of the operation's gold plant.

As of the end of December 2007, the clean-up process on surface and underground has generated a stockpile in excess of 124,000 tonnes containing an average grade of 1.1 grams per tonne of gold or approximately 2,800 ounces of recoverable gold, assuming an average recovery rate of 64%. This stockpile will be utilized during mill commissioning, which is currently scheduled for April 2008.

Construction activities, which include the refurbishment of the shaft and construction of the first modules of both the gold and uranium plants, began in December 2006 and are still planned to continue until the gold and uranium plants are completed in April 2008 and June 2008, respectively. While the Ezulwini Mine has authorization from Eskom for the running of the gold plant, should Eskom power not be forthcoming, the Ezulwini Mine has existing power generating capacity of 13 MVA which will be utilized. For the additional modules planned for the uranium plant, a feasibility study of options for power generation is underway to reduce power reliance on Eskom.

EMC has accelerated the main shaft rehabilitation program and is continuing the refurbishment of the infrastructure in the ME uranium and gold section and the UE gold only section from which hoisting of ore began in October 2007.

The following is a summary of the progress on the Ezulwini main shaft refurbishment project:

- the second phase of the main shaft refurbishment, which involves support of the Western Areas Formation ("WAF") continues to be undertaken from the access provided by the new tower steelwork and is nearing completion.
- the section where the shaft barrel traverses the WAF zone has been consolidated through the injection of resin and reinforced with anchors.
- to prevent bulging of the low-strength WAF between the anchors, pre-formed curved panels of heavy metallurgical screens are being installed to provide a cladding layer. During Q3 2008, 186 screens were installed, which now secure the full WAF intersection in the shaft.

- a layer of ultra high quality shotcrete is being applied over the screens, anchors and concrete lining to provide improved area load distribution around the anchors. During Q3 2008, 70% of the screens were shotcreted.
- shaft operational time has been limited to four days per week while shaft rehabilitation work is executed; however, with no opportunity to continue toll treating the ore for the recovery of gold, a decision has been made to temporarily postpone mining in the ME and focus full time on the completion of the shaft refurbishment.

Construction of the first 50,000 tonne per month module of the gold plant is on schedule for completion in April 2008, accelerating the originally disclosed planned date for completion of construction by three months. As of December 31, 2007 this plant was 64% complete.

The first 50,000 tonne per month module of the uranium plant is on schedule for commissioning in June 2008. As of December 31, 2007 this plant was 42% complete.

Prior to the Power Situation, the Corporation estimated that $271 million of capital would be required for the Ezulwini Mine, $193 million of which was expected to be invested in the first four years of the project. This estimate is being re-calculated to make provision for the installation of power generation capacity. As of the end of Q3 2008, $76.2 million cash has been spent at the Ezulwini Mine ($21.4 million in Q3 2008, $35.2 million in the first six months of FY 2008 and $19.3 million during FY 2007).

Mine Waste Solutions

	Q3 2008	Q3 2007	2008 YTD	2007 YTD
MWS				
Tonnes processed (kt)	832	–	2,461	–
Ounces of gold sold	7,357	–	20,901	–
Average selling price per ounce ($)	902	–	721	–
Average cost per ounce ($)	739	–	623	–
Average Cash Cost per ounce ($)	674	–	560	–
Revenue ($000s)	6,633	–	15,069	–
Cost of production ($000s)	(4,961)	–	(11,697)	–
Amortization ($000s)	(472)	–	(1,333)	–
Total cost of production ($000s)	(5,433)	–	(13,030)	–
	1,200	–	2,039	–

"Cash Costs" are costs directly related to the physical activities of producing gold, and include mining, processing and other plant costs, third-party refining and smelting costs, marketing expense, on-site general and administrative costs, royalties, in-mine drilling expenditures that are related to production and other direct costs. Sales of by-product metals are deducted from the above in computing cash costs. Cash costs exclude depreciation, depletion and amortization, corporate general and administrative expense, exploration, interest, and pre-feasibility costs and accruals for mine reclamation. Cash costs are calculated and presented using the "Gold Institute Production Cost Standard" applied consistently for all periods presented.

Total cash costs per ounce is a non-GAAP measurement and investors are cautioned not to place undue reliance on it and are urged to read all GAAP accounting disclosures presented in the consolidated financial statements and accompanying footnotes.

MWS is a uranium and gold tailings recovery operation located in the western portion of the Witwatersrand Basin approximately 160 kilometres from Johannesburg.

When the Corporation's wholly-owned subsidiary, First Uranium (Proprietary) Limited ("FUSA") acquired MWS in June 2007, the Corporation acquired an existing operating gold mine tailings re-processing facility and an historic uranium plant, adjacent to the Buffelsfontein property, where the Buffelsfontein Tailings are now being retreated. During Q3 2008, production activities were limited to hydraulic mining using high pressure water cannons to slurry the tailings, clean up and processing of material from the MWS No.2 tailings dam. As a result of the late commissioning of the production infrastructure at the Buffelsfontein No.2 tailings dam it was necessary to continue hydraulic mining MWS No. 2 tailings dam until December rather than October, as previously anticipated.

The project to construct the initial long-life pump station and 10.5-kilometre pipeline was initiated in June 2007 and, while it was delayed due to late delivery of slurry pumps and heavy rains that fell during October making construction difficult, these new production facilities were commissioned in mid-December.

As the resources in the MWS No.2 tailings dam neared exhaustion during Q3 2008, it was necessary to use mechanical loading and placement of the remnant material, in addition to hydraulic mining, which resulted in increased handling costs relative to a normal reclamation operation in addition to the reduced tonnages. As a result, only 770,436 tonnes of tailings (0.4 million tonnes in Q1 2008 and 1.2 million tonnes in Q2 2008) were reclaimed from the MWS No.2 tailings dam during Q3 2008.

The pump station and the pipeline between the Buffelsfontein property and the MWS gold plant were completed and commenced operation during December 2007 which enabled the Corporation to stop mining from the MWS No.2 tailings dam and to initiate the hydraulic mining of the Buffelsfontein No.2 tailings dam on the Buffelsfontein property. The material from the Buffelsfontein No.2 tailings dam is being transported via the pipeline to the MWS gold plant for processing. Full commissioning of the introduction of the material from Buffelsfontien No. 2 tailings dam to the plant is ongoing.

The high-pressure pump train located at Buffelsfontein No.2 tailings dam is performing as designed, despite having a low utilization of 75% during the quarter. Once the second train of standby pumps is commissioned, the utilization is expected to increase to 95%, which will sustain production at or better than the planned rate of 20,800 tonnes per day. In the meantime, production rates have reached 20,000 tonnes per day and have not yet been affected by the Power Situation as MWS has been drawing additional power from BGM.

During December, 61,772 tonnes of material from the Buffelsfontein No.2 tailings dam were processed through the MWS gold plant. The initial lower daily tonnages at the start of the hydraulic mining of the Buffelsfontein No.2 tailings dam were the result of vegetation restricting the flow of material to the pump station. By the end of December, the vegetation was sufficiently removed to allow the daily tonnages to exceed 17,000 tonnes per day. The transition to hydraulic mining of the Buffelsfontein Tailings will result in a decrease in the Cash Cost as a result of the increased throughput at the MWS gold plant.

To date, the achieved grade of 0.36 grams of gold per tonne mined from the Buffelsfontein No.2 tailings dam is in line with the resource estimates for the initial mining benches, although lower than the planned 0.40 grams of gold per tonne. The grade is expected to improve as the lower portion of the dam is mined, resulting in higher grade material being treated.

Due to the Power Situation, the planned expansion of MWS will depend on the feasibility of acquiring power generation capacity. A feasibility study of the options for power generation has been initiated which will result in a delay of the construction of additional modules to the plant of approximately three months.

FUSA has an agreement to acquire surface tailings from BGM, a subsidiary of Simmer & Jack (the "Buffelsfontein Tailings and Rights Agreement"). Please see the Corporation's MD&A in respect of its audited consolidated financial statements for Fiscal 2007 for a summary of this agreement. It was originally contemplated that the BGM transaction would be recognized upon the satisfaction of the conditions precedent in the Buffelsfontein Tailings and Rights Agreement, including the transfer of the mining rights to MWS. While all of the conditions have not yet been satisfied, MWS commenced processing and accounting for, Buffelsfontein Tailings in December 2007. Consequently, MWS has assumed the asset retirement obligation related to the Buffelsfontein Tailings. The corresponding asset of $6.2 million associated with the Buffelsfontein Tailings is capitalized as part of Tailings for processing under Property, Plant and Equipment and amortized over the estimated life of the Buffelsfontein Tailings. (See Note 7 to the interim financial statements.)

A loan agreement (the "Aberdeen Loan Agreement") was entered into by Simmer & Jack with Aberdeen International Inc. ("Aberdeen") dated March 30, 2006 pursuant to which Aberdeen provided to Simmer & Jack a loan facility in the amount of US$10 million in respect of the financing of Simmer & Jack's acquisition of BGM and the BGM Underground Mine. As part of the consideration for the facility, Simmer & Jack granted to Aberdeen a net smelter royalty on all of the gold assets held by Simmer & Jack through BGM. The royalty as determined in the Aberdeen Loan Agreement, will be applicable to any gold produced by FUSA from tailings acquired from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement and will continue until the loan is repaid to Aberdeen, which Simmer and Jack has advised is expected to occur by December 31, 2008 (unless extended by Simmer & Jack to December 31, 2010). In addition, pursuant to the Aberdeen Loan Agreement, Aberdeen has the sole option, at any time following the one year anniversary of the first advance thereunder, to convert the amount of the facility outstanding at that time into ordinary shares of Simmer & Jack at a conversion rate of ZAR0.80, subject to the approval of Simmer & Jack's shareholders. In the event that such shareholder approval is not obtained within a reasonable period of time, Aberdeen will be entitled to a 1.0% net smelter royalty in perpetuity on gold produced from properties held by BGM, including the Buffelsfontein Tailings.

On December 20, 2006, FUSA, Simmer & Jack and Aberdeen entered into an arrangement (the "Aberdeen Arrangement") pursuant to which (i) Simmer & Jack confirmed that it will pay to Aberdeen the amount of any royalty owing to Aberdeen under the Aberdeen Loan Agreement in respect of gold produced from the Buffelsfontein Tailings and (ii) FUSA confirmed that it will pay to Simmer & Jack, immediately prior to any payment contemplated in (i) above, an amount equal to the amount of any royalty payment to be made by Simmer & Jack to Aberdeen in respect of gold produced from the Buffelsfontein Tailings.

Pursuant to the Buffelsfontein Tailings and Rights Agreement, in consideration for the cession of the Buffelsfontein Tailings and Mining Right from BGM to FUSA as well as certain servitudes, and the right to the tailings arising from future underground mining operations by BGM at the BGM Underground Mine, FUSA agreed to pay to BGM a royalty of 1% plus value added tax of the gross revenue earned by FUSA from the sale of uranium, gold, sulphur and other minerals recovered from the processing of tailings acquired by FUSA from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement.

In summary, as and when there is production from the tailings acquired from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement, FUSA will become liable to pay: (i) to

Simmer & Jack, under the Aberdeen Arrangement, an amount equal to the royalty payable by Simmer & Jack to Aberdeen pursuant to the Aberdeen Loan Agreement in respect of gold produced from the Buffelsfontein Tailings, and (ii) to BGM the above-mentioned 1% royalty pursuant to the terms of the Buffelsfontein Tailings and Rights Agreement.

Since MWS is now processing Buffelsfontein Tailings, the royalty is accruing and will be paid to BGM and Simmer & Jack as described above. During Q3 2008 and 2008 YTD, $0.04 million have been accrued as royalties.

The Corporation is in the process of expanding the existing MWS gold plant to increase the design capacity of 500,000 tonnes per month to an average of 630,000 tonnes per month, as previously planned and announced; however, the decision to complete the planned expansion to construct additional modules to the plant and the timing thereof is currently subject to the completion of the feasibility study of the options of power generation.

To facilitate the plant expansion, an upgrade is planned for MWS No.5 tailings dam to enable a deposition rate of 630,000 tonnes of material per month. The upgrade is expected to be completed during Q4 2008.

During January 2008, MWS started on-site preparation for the construction of the additional module of the gold plant and the two modules of the uranium plant. Due to the Power Situation, the plans to add a second module of the gold plant and to construct the first two modules of the uranium plant will be postponed pending the completion of a feasibility study of the options for power generation. The completion of the feasibility study is expected to delay the planned start-up of the plants by approximately three months. The MWS No.5 tailings dam requires a further upgrade to accommodate a deposition rate of 1,283,000 tonnes of material per month.

Prior to the Power Situation, the Corporation estimated that $260 million of capital would be required for MWS, 93% of which was expected to be invested in the first three years of the project. This estimate is being re-calculated to make provision for the installation of power generation capacity. Over and above any additional power generation costs, a feasibility study has been undertaken which will include an assessment of the impact of reconfiguring the new modules of the plant to run on alternative sources of power. As of the end of Q3 2008, $10.2 million cash has been spent on MWS ($2.6 million in Q3 2008, $6.1 million in the first six months of FY 2008 and $1.5 million during FY 2007).

On December 19, 2007, the Corporation declared its first mineral reserve estimate for MWS. The following tables show the updated resource estimate, followed by the mineral reserve estimate.

MINERAL RESOURCE ESTIMATE 2007 (includes mineral reserves)

Resource Category			Gold		Uranium	
Place	Dam	Tonnes	Grade	Content	Grade	Content
		(millions)	(g/t)	(oz 000s)	(kg/t)	(Mlb)
Measured						
Buffels	2	24.1	0.40	309	0.086	4.58
Buffels	3	24.9	0.35	280	0.099	5.44
Buffels	4	14.1	0.37	170	0.102	3.17
Harties	5	23.9	0.21	163	0.062	3.26
Harties	6	13.3	0.20	85	0.063	1.85
Total Measured		**100.3**	**0.31**	**1,008**	**0.083**	**18.30**
Indicated						
Buffels	5	47.6	0.24	360	0.063	6.62
Harties	1	74.4	0.26	624	0.062	10.17
Harties	2	43.8	0.26	369	0.060	5.79
Harties	7	1.3	0.27	11	0.164	0.46
Harties	NGKE	1.2	0.50	19	0.182	0.47
MWS	2	0.6	0.45	9	0.082	0.11
MWS	4 (Dom 1)	9.7	0.14	43	0.047	1.01
MWS	4 (Dom 2)	17.4	0.28	157	0.133	5.12
MWS	5 Indicated	40.3	0.31	402	0.088	7.81
Total Indicated		**236.3**	**0.26**	**1,993**	**0.072**	**37.55**
Total Measured & Indicated		**336.6**	**0.28**	**3,000**	**0.075**	**55.85**
Inferred						
Harties	Ellaton	1.3	0.39	16	0.147	0.41
Harties	Flanagan	0.04	0.69	1	0.152	0.02
MWS	5 Inferred	15.2	0.30	146	0.095	3.17
MWS	5 (from 2)	4.7	0.18	26	0.102	1.05
Total Inferred		**21.2**	**0.28**	**189**	**0.100**	**4.64**

Notes:

1. Mineral resources are quoted as in-situ mineral resources.
2. No cutoff grades were applied.
3. Rows and columns may not add exactly due to rounding.
4. Effective date: November 1, 2007.
5. Mineral resources include mineral reserves. Resources which are not reserves do not have demonstrated economic viability.
6. Table reflects depletion of 1.5 million tonnes from July through October 2007 for MWS No. 2 Dam.
7. MWS No. 4 dam is split into 2 domains, namely Domain 1 which is the uppermost section of the dam, and Domain 2, the lower most portion of the dam. The tailings dam has been evaluated in two separate sections as they show distinct differences in grade.

MINERAL RESERVE ESTIMATE 2007

Reserve Classification			Gold		Uranium	
Place	Dam	Tonnes	Grade	Content	Grade	Content
		(millions)	(g/t)	(oz 000s)	(kg/t)	(Mlb)
Proven						
Buffels	2	24.1	0.40	309	0.086	4.58
Buffels	3	24.9	0.35	280	0.099	5.44
Buffels	4	14.1	0.37	170	0.102	3.17
Harties	5	23.9	0.21	163	0.062	3.26
Harties	6	13.3	0.20	85	0.063	1.85
Total Proven		**100.3**	**0.31**	**1,008**	**0.083**	**18.30**
Probable						
Buffels	5	47.6	0.24	360	0.063	6.62
Harties	1	74.4	0.26	624	0.062	10.17
Harties	2	43.8	0.26	369	0.060	5.79
Harties	7	1.3	0.27	11	0.164	0.46
Harties	NKGE	1.2	0.50	19	0.182	0.47
MWS	2	0.6	0.45	9	0.082	0.11
MWS	4 (Dom 2)	17.4	0.28	157	0.133	5.12
MWS	5 Indicated	40.3	0.31	402	0.088	7.81
Total Probable		**226.6**	**0.27**	**1,950**	**0.073**	**36.55**
Total Proven & Probable		**326.9**	**0.28**	**2,958**	**0.076**	**54.85**

Notes:

1. Mineral reserves are quoted as fully diluted delivered to mill estimates.
2. Effective date: November 1, 2007.
3. Based on assumptions of a gold price of $635 per ounce, a uranium price of $45 per pound and and ZAR/$ exchange rate of 7.40.
4. A reserve cutoff grade of 0.28 grams per tonne gold equivalent was used, uranium grades were converted to gold equivalent using a conversion factor of 1 gram per tonne, which equals 0.503 kilograms per tonne on an extracted metal basis.
5. Rows and columns may not add exactly due to rounding.
6. The average life of mine gold recovery applied was 66%.
7. An effective life of mine uranium recovery of 27% was used and is based on an atmospheric leach process.
8. Table reflects depletion of 1.5 million tonnes from July through October 2007 for MWS No. 2 Dam.
9. Only Domain 2 of the MWS No. 4 dam has been converted to a mineral reserve as the gold grade in Domain 1 is below cut-off.

Technical Disclosure

All technical disclosure under the heading "Buffelsfontein Tailings Recovery Project" has been prepared in accordance with National instrument 43-101 ("NI 43-101) by Daan van Heerden, B.Sc., M.Comm., Charles Muller, B.Sc, Pr.Sci.Nat, and Johan Odendaal, B.Sc., M.Sc., Pr.Sci.Nat all of Minxcon (Pty) Ltd, each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium.

Historical technical disclosure under the heading "Buffelsfontein Tailings Recovery Project" is extracted from a technical report entitled "Technical Report on the Pre-feasibility of the Buffelsfontein Tailings Reclamation Project" submitted on November 1, 2007, prepared in accordance with NI 43-101 by Daan van Heerden, B.Sc., M.Comm., Charles Muller, B.Sc, Pr.Sci.Nat, and Johan Odendaal, B.Sc., M.Sc., Pr.Sci.Nat all of Minxcon (Pty) Ltd, each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium.

The disclosure contained in this MD&A relevant to their respective contributions has been reviewed and approved by Messrs. van Heerden, Muller and Odendaal.

Results of Operations

Consolidated Results

	Q3 2008	Q3 2007	2008 YTD	2007 YTD
Group				
Revenue ($000s)	6,633	–	15,069	–
Cost of production ($000s)	(4,960)	–	(11,697)	–
Amortization ($000s)	(473)	–	(1,333)	–
Total cost of production ($000s)	(5,433)	–	(13,030)	–
	1,200	–	2,039	–

Revenue for Q3 2008 as presented above was generated from the processing of tailings material and sale of the related gold at the MWS operations. As the Ezulwini Mine is still in a ramp-up phase and has not yet achieved commercial levels of production, revenue from the sale of its ore, which was mined and then toll-treated at a neighboring third party gold plant, have been set off against Mine infrastructure cost relating to the Ezulwini Mine's mining operations in Property, Plant and Equipment.

The Corporation had no production during FY 2007.

Other income

(thousands of dollars)	Q3 2008	Q3 2007	2008 YTD	2007 YTD
Other income	1,379	–	2,276	–

Other income consists primarily of fees for sludge pumping services to a third party and hostel rental income at the Ezulwini Mine. There was no such income during the same period last year.

Expenditures

(thousands of dollars)	Q3 2008	Q3 2007	2008 YTD	2007 YTD
General, consulting and administrative expenditures	(4,058)	(706)	(8,548)	(3,356)
Stock-based compensation	(1,079)	(519)	(2,513)	(519)
Pumping, feasibility and rehabilitation costs	(1,880)	(350)	(2,948)	(350)
Amortization of property, plant and equipment	(46)	–	(144)	–
Total expenditures	(7,063)	(1,575)	(14,153)	(4,225)
Operating loss	(4,484)	(1,575)	(9,838)	(4,225)

General, consulting and administrative expenditures included $2.3 million and $4.8 million for Q3 2008 and 2008 YTD, respectively, for employee compensation costs, consulting and professional fees, as well as fees charged by Simmer & Jack for services provided pursuant to the Shared Services Agreement (see "Related Party Transactions") of $0.5 million and $1.1 million for Q3 2008 and 2008 YTD, respectively.

For Q3 2007 and 2007 YTD, employee compensation costs, consulting and professional fees were $0.6 million and $2.6 million, respectively, and shared services fees from Simmer & Jack expensed for Q3 2007 and 2007 YTD were $0.1 million and $0.7 million, respectively.

General, consulting and administrative expenses in Q3 2008 and 2008 YTD primarily reflect the ongoing project development activities, the costs of corporate offices in Johannesburg and Toronto and other expenses of operating a public company, which were not applicable in Q3 2007 and 2007 YTD.

The Q3 2008 stock-based compensation expense reflects the amortized cost of 1,223,001 stock options granted during FY 2007 and the amortized cost of 325,715 stock options granted during 2008 YTD. The fair value of the stock-based compensation was estimated using the Black-Scholes option pricing model.

During Q3 2008, pumping costs not capitalized at the Ezulwini Mine were included in expenditures until hoisting commenced at the end of October 2007. As of November 2007, pumping costs are included in the cost of production, which has been capitalized to Mine infrastructure cost in Property, Plant and Equipment. Feasibility assessment activities were higher during 2007 YTD, as the Corporation initiated early reviews in respect of re-commissioning the Ezulwini Mine. As the Corporation continues to explore new opportunities, feasibility assessments are ongoing. Included in the costs for Q3 2008 and 2008 YTD are rehabilitation costs incurred at the MWS operations of $0.2 million and $0.6 million, respectively.

Amortization of property, plant and equipment in Q3 2008 and 2008 YTD relate to amortization of non-mining assets such as computer equipment and software, furniture and equipment and motor vehicles. There was no amortization during the same periods of FY 2007.

Non-operating Income and Expenses

(thousands of dollars)	Q3 2008	Q3 2007	2008 YTD	2007 YTD
Operating loss	(4,484)	(1,575)	(9,838)	(4,225)
Interest income	4,467	529	12,840	422
Interest expense	(1,629)	–	(4,087)	(101)
Accretion expense on the Debentures	(3,724)	–	(8,103)	–
Foreign exchange gains	1,245	(2,741)	13,636	(1,335)
Net (loss) income before income taxes	(4,125)	(3,787)	4,448	(5,239)

Interest income in Q3 2008 and 2008 YTD represents interest earned on the net proceeds from the Offering and the Debentures. Cash balances have been invested in short-term deposits with the Corporation's bankers until required for capital projects or to fund operating costs.

Interest expense in Q3 2008 and 2008 YTD consists of the interest paid on the Debentures. The interest expense during the same periods of FY 2007 consisted of the non-capital portion of interest paid by EMC on the loan payable to Simmer & Jack. The accretion expense in Q3 2008 and 2008 YTD relates to the Debentures. (See Note 11 to the interim financial statements.)

The Corporation's net assets are held in Canadian dollars ("Cdn$") and South African Rand ("ZAR"), while its accounts are presented in US dollars. The foreign exchange gains on translation in Q3 2008 and for 2008 YTD reflect the strengthening of the Canadian dollar and the South African Rand against the US dollar. The majority of the Corporation's funds are currently held in Canadian dollar denominated short-term deposits.

The table below shows the exchange rate movements over the first nine months of FY 2008 relative to the first six months and three months of FY 2008 and FY 2007:

	Q3 2008	Q2 2008	Q1 2008	FY 2007
Cdn$ to the ZAR – closing rate	6.99	6.98	6.68	6.30
Cdn$ to the ZAR – average rate	6.93	6.81	6.47	6.20
Cdn$ to the US$ – closing rate	1.10	1.01	0.94	0.87
Cdn$ to the US$ – average rate	1.01	0.95	0.91	0.88
US$ to the ZAR – closing rate	6.85	6.92	7.01	7.28
US$ to the ZAR – average rate	6.79	7.12	7.11	7.06

Net (loss) income before income taxes

(thousands of dollars)	Q3 2008	Q3 2007	2008 YTD	2007 YTD
Net (loss) income before income taxes	(4,125)	(3,787)	4,448	(5,239)
Provision for income taxes	127	-	76	-
Net (loss) income for the period	(3,998)	(3,787)	4,524	(5,239)

Net loss before taxes in Q3 2008 increased marginally year over year as a result of increased expenditures that more than offset revenue from gold sales. The Corporation recorded net income before taxes in 2008 YTD compared to net loss before taxes for 2007 YTD as a result of the net foreign exchange translation gains partially offset by increased expenditures.

The increase in expenditures year over year reflects ongoing project development activities, the costs of corporate offices in Johannesburg and Toronto and other expenses of operating a public company, which were not applicable in Q3 2007 and 2007 YTD.

Use of Proceeds

Offering

Pursuant to the Offering, in December 2006 First Uranium raised total net proceeds of $177.7 million of which $93.1 million had been expended as at December 31, 2007 leaving a balance on hand at that date of $84.6 million:

	Use of net proceeds			
(millions of dollars)	To December 31, 2007	During Q3 2008	During first half of FY 2008	During FY 2007
Development of the Ezulwini Mine	(76.2)	(21.4)	(35.5)	(19.3)
Development of MWS	(10.2)	(2.6)	(6.1)	(1.5)
Repayment of indebtedness owed by EMC to Simmer & Jack	(14.1)	–	–	(14.1)
Purchase of the Ezulwini Mine infrastructure	(8.9)	–	–	(8.9)
Working capital and general corporate purposes	16.3	3.7	4.0	8.6
Total	(93.1)	(20.3)	(37.6)	(35.2)

While First Uranium intends to apply the net proceeds of the Offering approximately as disclosed in the Corporation's MD&A in respect of its audited consolidated financial statements for the Fiscal 2007, such uses are by definition, based on estimates and assumptions and are subject to variance. In addition, there may be circumstances where, for sound business reasons, a re-allocation of the funds may be necessary or advisable.

Debentures

The Corporation intends to use the net proceeds from the issue of the Debentures to: fund the Ezulwini Expansion Program which is designed to determine the potential for a possible expansion of the Ezulwini Mine; together with the balance of the net proceeds of the Offering, fund the development of the Ezulwini Mine and MWS and for general corporate purposes. The net proceeds of $130.6 million from the issue of the Debentures are currently held in Canadian dollar denominated short-term deposits bearing interest at 4.85% per annum. The approval of the South African Reserve Bank ("SARB"), which was required in connection with the issue of the Debentures, includes a condition that the Corporation transfers the net Debenture proceeds to bank accounts of the Corporation in South Africa and convert the funds to ZAR, by May 3, 2008.

Prior to the Power Situation, First Uranium believed that the net Debenture proceeds and the unused portion of the net proceeds of the Offering were sufficient to fund its plans for the near-term development of the Ezulwini Mine, the Ezulwini Expansion Program and MWS expenditures, as adjusted to reflect changed project capital with the acquisition of MWS. The Corporation believes that the anticipated revenue from future sales of gold and uranium at current price assumptions, together with funds from the proceeds of the Offering and the Debentures, along with funds that may be available under a mandate letter and term sheet with a financial institution (see section "Liquidity and Capital Resources" in this MD&A) are sufficient funding to develop and advance its two existing mining projects, inclusive of the purchase of additional power generating capacity.

Cash flows

Quarterly Cash Flow

(thousands of dollars)	Q3 2008	Q3 2007
Cash flows utilized in operating activities	(12,541)	(15,307)
Cash flows utilized in investing activities	(28,035)	(11,726)
Cash flows from financing activities	506	177,696
Net effect of exchange rates on cash held in foreign currencies	954	2,741
Net (decrease) increase in cash and cash equivalents for the period	(39,116)	153,404
Cash and cash equivalents at beginning of period	254,332	1,158
Cash and cash equivalents at end of period	215,216	154,562

The cash utilized by operating activities in Q3 2008 is primarily the result of an increase in expenditures during the quarter, $3.4 million of interest paid on the Debentures and $3.2 million of gold revenue in December from the Ezulwini Mine, which was not received until after the end of Q3 2008. The cash utilized in operating activities in Q3 2007 was primarily the result of an increase in the net receivables from related parties. During Q3 2007, the Corporation's South African operations had not yet established their own bank accounts and as a result, cash was held by Simmer & Jack on behalf of the Corporation.

Investing activities utilized $28.0 million in Q3 2008, comprising capital expenditures of $17.7 million and $10.8 million relating to the Ezulwini Mine and MWS, respectively. The cash utilized in investing activities during Q3 2007 was primarily pumping costs at the Ezulwini Mine capitalized as part of mine development expenditures.

Cash generated from financing activities in Q3 2008 reflects the proceeds from 71,430 share options exercised during the quarter.

The net effect of exchange rates on cash held in foreign currencies (Cdn$ and ZAR) in Q3 2008 is primarily the result of the Debenture proceeds held in cash and the debt portion of the Debentures translated to US dollars at the exchange rate in effect at the end of the quarter, whilst the equity portion of the Debentures was translated to US dollars at the rate in effect on the date that the Debentures were issued.

Cash Flow for 2008 YTD

(thousands of dollars)	2008 YTD	2007 YTD
Cash flows generated from (utilized in) operating activities	9,323	(8,858)
Cash flows utilized in investing activities	(75,419)	(16,945)
Cash flows from financing activities	131,409	178,470
Net effect of exchange rates on cash held in foreign currencies	10,989	1,335
Net increase in cash and cash equivalents for the period	76,302	154,002
Cash and cash equivalents at beginning of period	138,914	560
Cash and cash equivalents at end of period	215,216	154,562

The cash generated from operating activities during 2008 YTD was primarily derived from net interest received and the transfer by Simmer & Jack of the Corporation's South African operations' cash funds into their own respective bank accounts at the beginning of FY 2008. The cash utilized in operating activities during 2007 YTD was mainly the result of a reduction in net receivables from related parties and an increase in accounts payable and accrued liabilities.

The cash utilized in investing activities in 2008 YTD primarily relates to $60.3 million and $17.0 million of capital expenditures at the Ezulwini Mine and MWS, respectively. The cash utilized in investing activities in 2007 YTD relates to capitalized pumping costs at the Ezulwini Mine.

The cash generated during 2008 YTD from financing activities was primarily attributable to the $130.6 million of proceeds raised from the Debentures in Q1 2008. The cash generated from financing activities during 2007 YTD was attributable to the $177.7 million of net proceeds from the Offering in December of 2006.

The net effect of exchange rates on cash held in foreign currencies (Cdn$ and ZAR) during 2008 YTD is primarily the result of the Debenture proceeds held in cash and the debt portion of the Debentures translated to US dollars at the exchange rate in effect at the end of the quarter, whilst the equity portion of the Debentures was translated to US dollars at the rate in effect on the date that the Debentures were issued.

Financial Position and Liquidity

Assets

Cash and cash equivalents increased by $76.3 million during 2008 YTD to $215.2 million. The increase is primarily the net result of the $130.6 million of Debenture net proceeds,

offset by capital expenditures of $60.3 million at the Ezulwini Mine and $17.0 million at MWS.

Amounts receivable of $14.0 million at December 31, 2007 (FY 2007: $1.7 million) is primarily comprised of $3.2 million of gold revenue (after toll-treatment and transport costs) related to the toll-treatment processing of Ezulwini Mine ore in December and $8.9 million of value-added tax and goods and services taxes recoverable, mainly relating to the ongoing capital expenditures on the projects.

Inventories of $2.5 million at December 31, 2007 (FY 2007: $0.3 million) include $0.8 million of gold work-in-progress and $0.8 million of spares and consumables from the MWS operations. At the end of the quarter, the Corporation also had surface stockpiles at the Ezulwini Mine, measured and valued at $0.9 million.

Property, plant and equipment increased to $166.7 million at December 31, 2007 (FY 2007: $31.0 million). The increase is a result of capital expenditures at the Corporation's two mining operations related to the capital projects as well as the $41.1 million of MWS assets acquired in June 2007 and the $6.2 million value of Buffelsfontein Tailings associated with the asset retirement obligation related to the processing of Buffelsfontein Tailings. (See Note 7 of interim financial statements.)

Capital expenditures at the Ezulwini Mine of $28.9 million for Q3 2008 and $71.2 million for 2008 YTD were primarily related to additions to mining infrastructure and construction of the gold and uranium plants. At MWS, capital expenditures of $13.0 million for Q3 2008 and $18.5 million for 2008 YTD were primarily related to the construction of the pump station and the pipeline between the Buffelsfontein property and the MWS gold plant.

The increase in asset retirement funds to $5.1 million (FY 2007: $2.8 million) was primarily the result of the $2.0 million environmental rehabilitation trust fund assumed by the Corporation on the acquisition of MWS in June 2007.

The $1.0 million loan to a related party represents the loan advanced to the President and Chief Executive Officer of First Uranium on October 17, 2007. (see Note 21 to the interim financial statements.)

Investing activities

During Q3 2007, investing activities represented primarily pumping costs incurred and capitalized to mine development expenditures.

Liabilities

As of December 31, 2007, total liabilities were $148.1 million (FY 2007: $11.1 million), consisting of the debt portion of $103.7 million of the Debentures, accounts payable and accrued liabilities of $19.1 million (FY 2007: $5.7 million), the future tax liability in the amount of $10.3 million arising from the MWS acquisition and the asset retirement obligation of $14.2 million (FY 2007: $5.3 million).

The increase of accounts payable and accrued liabilities to $19.1 million (FY 2007: $5.7 million) at the end of Q3 2008 was primarily comprised of $11.5 million and $2.4 million of payables related to the capital expenditures incurred at the Ezulwini Mine and MWS, respectively, as well as trade payables of $1.3 million and $2.3 million related to the Ezulwini Mine and MWS operations, respectively.

The payable to a related party of $0.8 million at the end of Q3 2008 results from transactions pursuant to the Shared Services Agreement between First Uranium and Simmer & Jack, which were incurred in the normal course of business. At the end of FY 2007, the Corporation had a receivable from a related party of $6.8 million, which were funds held by Simmer & Jack on behalf of the Corporation's South African operations while the Corporation was establishing their own bank accounts.

The asset retirement obligation increased as a result of the $2.8 million environmental rehabilitation obligation assumed with the MWS acquisition in June 2007 and the environmental rehabilitation obligation relating to the mining of the Buffelsfontein Tailings commencing in December 2007. (See Note 12 to the interim financial statements.)

Liquidity and Capital Resources

At December 31, 2007, First Uranium had working capital of $211.8 million (FY 2007: $142.0 million). The significant increase in working capital from the comparable period in FY 2007 is mainly attributable to the net proceeds of $130.6 million from the Debentures.

First Uranium anticipates that future capital requirements relating to development of the Ezulwini Mine and MWS, as currently planned, will be funded from existing cash resources (a combination of the funds remaining from the net proceeds of the Offering and the Debentures of $84.6 million and $130.6 million respectively as at December 31, 2007) and from internal cash flow. The above statement excludes the planned installation of power generating capacity, which may be funded by a general corporate credit facility pursuant to a mandate letter and term sheet with Investec Bank Limited ("Investec"). The Corporation is continuing with the process of satisfying certain conditions precedent to this facility and is in discussions with Investec.

Capital investments of $260 million and $271 million, inclusive of expenditures to date, are the total project costs estimated to complete the construction of MWS and the Ezulwini Mine, respectively, for which current commitments of $56.8 million (FY 2007: $5.2 million) are in place. As at December 31, 2007, the Corporation's cumulative cash investments relating to its two projects were $86.4 million ($24.0 million in Q3 2008, $31.1 million in Q2 2008, $10.5 million in Q1 2008 and $20.8 million in FY 2007).

Capital of $0.5 million was spent in both Q3 2008 and 2008 YTD in relation to the approved exploration budgets of $10 million for the contiguous properties to the north-east and south-east of the Ezulwini Mine and $30 million for the Ezulwini Mine. The extent to which the budgeted amounts are spent depends on the ongoing exploration results. Current commitments of $1.3 million relating to exploration work existed as at December 31, 2007. The exploration expenditures are expected to be funded from available working capital.

The Corporation entered into an agreement with a third party, commencing in January 2009, to calcine the yellowcake from First Uranium to produce uranium oxide packaged for dispatch to converters ("Toll Treatment Agreement"). Either party may terminate the agreement on 18 months notice. The third party calciner will construct a plant with one-half of the capacity of the plant to be dedicated for the processing of the First Uranium yellowcake and will purchase a road tanker to transport the yellowcake from the First Uranium operations to the third party calciner's facility. First Uranium will pay one-half of the construction cost of the calcining plant up to a maximum of ZAR15 million and one-half of the cost of the road tanker (together referred to as the "Loan"). The Loan will be effective as of January 5, 2009 and is to be repaid in monthly installments over a seven-year period commencing January 30, 2009. The Loan will bear interest at a rate equal to the prime overdraft rate as quoted by SARB, plus 2%, commencing January 5, 2009. If First Uranium cancels the agreement, in the absence of a right under the agreement to cancel the agreement in a prescribed circumstance, First Uranium will continue to be obligated to repay the entire Loan.

As at December 31, 2007, First Uranium had the following contractual obligations:

	Payments due by date				
(thousands of dollars)	Less than 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Operating leases	45	90	252	70	457
Purchase obligations	75,996	–	–	–	75,996
Capital lease obligations	13	9	–	–	22
Asset retirement obligations	–	–	–	14,171	14,171
Senior unsecured convertible debentures	–	–	130,060	–	130,060
Total contractual obligations	76,054	99	130,312	14,241	220,706

Summary of Quarterly Results

The table below sets out selected financial data for the periods indicated (as derived from First Uranium's consolidated financial statements):

Fiscal Quarters Ended (thousands of dollars, except per share amounts)	Total Assets	Net Income/(Loss)	Basic and Diluted Earnings/ (Loss) per Share	Long Term Liabilities
December 31, 2007	404,555	(3,998)	(0.03)	128,182
September 30, 2007	389,554	3,051	0.02	117,349
June 30, 2007	373,549	5,471	0.04	118,900
March 31, 2007 (audited)	181,427	(2,689)	(0.02)	5,377
December 31, 2006	195,374	(3,787)	(0.04)	Nil
September 30, 2006	8,839	786	0.01	Nil
June 30, 2006	4,120	(2,238)	(0.03)	Nil
March 31, 2006 (audited)	3,433	(4,656)	(0.05)	Nil
December 31, 2005	4,519	(2,201)	(0.03)	Nil

Outlook

The next major milestone for the Ezulwini Mine is the commissioning of the first 50,000 tonne per month module of the gold plant, which is on schedule for April 2008. The first 50,000 tonne per month module of the uranium plant is on schedule for commissioning in June 2008.

At MWS, the pipeline is complete and is operating. Commissioning of the introduction of the new material from the Buffelsfontein No. 2 tailings dam to the MWS gold plant is ongoing. Together with the plant upgrade program the operation of the pipeline to allow processing of Buffelsfontein Tailings is expected to have a significant positive impact on MWS operations in terms of volume treated and costs.

The grade mined from the Buffelsfontein No.2 tailings dam is expected to return to the planned average grade of 0.40 grams per tonne as hydraulic mining is extended to include the lower portion of the dam.

The short-term outlook is highly dependent upon the Power Situation. The Corporation has initiated a feasibility study of the options for power generation. If the results of the feasibility study are positive, the Corporation plans to proceed with the construction of the additional modules for the gold and uranium plants at the Ezulwini Mine and MWS. For a full discussion of the Corporation's decisions regarding the Power Situation, please refer to the section entitled 'Preliminary Assessment of the Impact of the Power Situation, as discussed earlier in this MD&A.

The following summary of expected changes and developments at MWS are a result of the implementation of the pre-feasibility study announced in December 2007 and the filing of the related technical report on February 1, 2008; however, they do not factor in any changes, which may result from the Power Situation:

SUMMARY OF CHANGES TO MWS

	Units of measure	Previous May 2007	Current Dec 2007	Change
Gold Plant				
	Tonnes per month	600,000	633,000	6%
		600,000	650,000	8%
		600,000	650,000	8%
		1,800,000	1,933,000	7%
Average annual gold production	000 oz.	128	126	-2%
Peak annual gold production	000 oz.	165	182	10%
Total LOM[1] gold production	000 oz.	2,054	2,024	-1%
Average LOM[1] gold recovery	%	67.2%	66.0%	-120 bps
Uranium Plant				
Design capacity of uranium plant[2]:				
Module 1	Tonnes per month	60,000	63,000	5%
Module 2		60,000	65,000	8%
Module 3		60,000	65,000	8%
Total		180,000	193,000	7%
Average annual uranium production	000 lb.	922	1,339	45%
Peak annual uranium production	000 lb.	1,595	2,231	44%
Total LOM[1] uranium production	000 lb.	14,748	20,078	36%
Average LOM[1] uranium recovery	%	28.8%	33.0%	420 bps
Financial Measures				
Net present value (NPV)[3]	$millions	295	505	71%
Internal rate of return (IRR)	%	69%	151%	8200 bps
Capital investment	$ millions	148	260	76%
Peak funding	$ millions	83	67	-19%
Life of Mine	Years	16	16	-
Cash cost – gold	$ / oz.	220	264	20%
Cash cost – uranium	$ / lb.	22	24	9%
Total operating cost	$ / tonne	2.55	3.10	22%

Notes:

1. LOM is the abbreviation of 'life of mine'.
2. The tonnes to be processed in the uranium plant are included in, not additional to, the tonnes to be processed in the gold plant.
3. NPV is calculated using an 8% real discount rate.

As discussed earlier in this MD&A, the expansion of the existing MWS gold plant to increase capacity to an average of 630,000 tonnes per month is scheduled for completion by the end of Fiscal 2008.

To facilitate the plant expansion, an upgrade is planned for MWS No.5 tailings dam to enable a deposition rate of 630,000 tonnes of material per month with expected completion by the end of February 2008. In advance of the commissioning of the second module of the gold plant and the first two modules of the uranium plant, a further upgrade to accommodate a deposition rate of 1,283,000 tonnes of material per month the MWS No.5 tailings dam is planned.

The decision to proceed with and the timing of the commissioning of the second module of the gold plant and the first two modules of the uranium plant at MWS is currently uncertain due to the Power Situation.

In addition to the Toll Treatment Agreement with a third party discussed in this MD&A under 'Liquidity and Capital Resources', the Corporation also entered into an interim off-take agreement with the third party, for the period from the planned startup of the uranium plant at the Ezulwini Mine in June 2008 until January 2009, pursuant to which the third party will purchase First Uranium's yellowcake production at rates based on the then prevailing spot prices.

The spot price for uranium ranged between $75 and $92 per pound during Q3 2008. As of February 13, 2008, the uranium spot price was $75 per pound. The spot price for gold ranged between $725.50 and $841.10 per ounce during Q3 2008. As of February 11, 2008, the gold spot price was $920 per ounce. The Corporation has no plans to hedge the price it receives for its gold production at this time.

Based on the consensus analysts' outlook at leading North American brokerage firms, as of December 19, 2007 management updated its outlook for uranium and gold prices as per the following table. Previous estimates used in the Corporation's technical reports were for a flat average price of $50 per pound for uranium and $500 per ounce for gold.

CHANGES TO PROJECT ASSUMPTIONS

Years ending		Unit	Mar 2009	Mar 2010	Mar 2011	Mar 2012	Beyond Mar 2012
Previous May 2007	Gold price	($/oz.)	$500	$500	$500	$500	$500
	Uranium price	($/lb.)	$50	$50	$50	$50	$50
	Exchange rate	(ZAR/$)	7.4	7.4	7.4	7.4	7.4
Current Dec 2007	Gold price	($/oz.)	$737	$734	$683	$627	$635
	Uranium price	($/lb.)	$104	$104	$91	$78	$45
	Exchange rate	(ZAR/$)	7.4	7.4	7.4	7.4	7.4

Note:
The current real term commodity price assumptions are based on the consensus of the nominal forecasts by the investment research analysts at 13 North American-based brokerage firms, adjusted downward by the US inflation rate for the period covering the construction of the Project.

Offsetting the higher price assumptions, mine construction costs have risen for labour, reflecting higher negotiated wage settlements across the sector, and for materials, such as steel and concrete. First Uranium has included assumptions for higher costs in its revised technical reports and future planning assumptions.

Related Party Transactions

On December 20, 2006, First Uranium and Simmer & Jack entered into a shared services agreement (the "Shared Services Agreement"). For a detailed description of the Shared Services Agreement, see the Corporation's MD&A in respect of its audited consolidated financial statements for FY 2007. During Q3 2008, the Corporation paid $0.9 million to Simmer & Jack ($1.9 million for 2008 YTD) pursuant to the Shared Services Agreement. During Q3 2007, the Corporation paid $0.9 million for shared services relating to the operations to Simmer & Jack ($1.7 million for 2007 YTD). Fees charged by Simmer & Jack of $0.4 million and $0.9 million, respectively, were capitalized during Q3 2008 and 2008 YTD for technical services provided to the Ezulwini Mine and MWS. During Q3 2007 and 2008 YTD, $0.8 million and $1.0 million, respectively, of shared services fees were capitalized.

Prior to December 2006, the Corporation shared its premises with other companies that had common directors and reimbursed the related companies for its proportional share of expenses or was reimbursed by the related companies for their proportional share of expenses. During both Q3 2007 and 2007 YTD, the Corporation was charged $0.6 million for consulting services provided by related directors, officers and consultants of the Corporation.

First Uranium has agreed to reimburse Simmer & Jack for 50% of the fees that Simmer & Jack is required to pay to an empowerment company for consulting. During Q3 2008 and 2008 YTD, the Corporation paid $0.06 million and $0.3 million, respectively, to Simmer & Jack in connection with such services.

As previously disclosed, and at the same time as the Offering, the Corporation entered into an agreement on December 12, 2006 with Waterpan providing for the acquisition of the remaining 10% of the shares of EMC in consideration for 6.1 million common shares of First Uranium. On December 14, 2007 this transaction was completed. (See Note 21 to the interim financial statements.)

On September 27, 2007, the Board approved a loan in the amount of Cdn$1 million to the President and Chief Executive Officer of First Uranium for the purpose of facilitating the relocation of his family to Toronto, where the corporate office is located. The loan carries interest at 4% payable monthly in arrears, is for a term of six years from date of closing of the purchase of a family residence and is unsecured. The loan was advanced on October 17, 2007. Interest of $8,682 was received during Q3 2008 and 2008 YTD.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and reported amounts of revenues and expenditures during the reporting period. Note 2 of the interim financial statements describes all of the Corporation's significant accounting policies.

Changes in accounting policies

Effective April 1, 2007, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1530 – Comprehensive Income, Section 3855 – Financial Instruments – Recognition and Measurement and Section 3865 – Hedges. The adoption of these new standards resulted in changes in the accounting for financial instruments and hedges, as well as the recognition of certain transition adjustments. As provided under the standards, the comparative consolidated financial statements have not been restated.

The adoption of these Sections is done retroactively without restatement of the consolidated financial statements of prior periods. There was no impact on the consolidated balance sheet of as at April 1, 2007.

The effect of these changes in the accounting policies on net income for Q1 2008 is not significant.

Effective April 1, 2007, the Corporation adopted the revised Section 1506 – Accounting Changes relating to changes in accounting policies, changes in accounting estimates, and errors. Adoption of these recommendations had no effect on the consolidated financial statements for the Q1 2008, except for the disclosure of accounting changes that have been issued by the CICA but have not yet been adopted by the Corporation because they are not effective until a future date (refer to Future accounting standards below).

Section 1535, Capital Disclosures, which is effective for the Corporation for the fiscal year beginning April 1, 2008. This standard requires disclosure of information that enables users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital. The adoption is not expected to have a significant effect on the Corporation's financial statements.

Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation, which are effective for the Corporation for the fiscal year beginning April 1, 2008. The objective of Section 3862 is to provide financial statement disclosure to enable users to evaluate the significance of financial instruments for the Corporation's financial position and performance and the nature and extent of risks arising from financial instruments that the Corporation is exposed to during the reporting period and the balance sheet date and how the Corporation is managing those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Corporation's financial position, performance and cash flows.

In March 2007, CICA approved Handbook Section 3031 – Inventories, which replaces the existing Section 3030 – Inventories. This standard is effective for the Corporation for interim and annual financial statements relating to the fiscal year beginning April 1, 2008. The standard provides more guidance on the measurement and disclosure requirements for inventories.

The Corporation is currently assessing the impact of these new accounting standards on its financial statements.

Outstanding Share Data

	Q3 2008	Q3 2007	2008 YTD	2007 YTD
Common shares outstanding at beginning of period	124,831,222	88,336,047	121,686,047	87,536,047
Shares issued during the period	6,212,339	33,350,000	9,357,514	34,150,000
Common shares outstanding at end of period	131,043,561	121,686,047	131,043,561	121,686,047
Unexercised stock options outstanding at end of period	1,349,999	1,115,715	1,349,999	1,115,715
Average strike price of outstanding options (Cdn$)	8.73	7.00	8.73	7.00

As at February 13, 2007, First Uranium had 131,043,561 common shares outstanding and there were 1,349,999 unexercised stock options outstanding, at an average strike price of Cdn$8.73 per share.

As at December 31, 2007 and February 13, 2007, First Uranium also had $135.1 million (Cdn$150 million) principal amount of Debentures outstanding which are convertible into 60.9013 common shares of First Uranium for each Cdn$1,000 principal amount of Debentures, representing 9,135,195 common shares.

Risks and Uncertainties

Uncertainties

There are a number of uncertainties in the mining business of First Uranium that are beyond First Uranium's control, including:

- demand and prices for the Corporation's future production of uranium and gold
- the consistent supply of sufficient electrical power
- government legislation regarding mining companies in South Africa
- securities regulation regarding public listed companies in Canada and South Africa
- foreign exchange rates
- interest rates
- the decisions and activities of the Corporation's competitors in the uranium and gold mining business, which impact the supply of uranium and the demand for available services, construction materials, labour and the rights for prospecting and mining
- the continued endorsement of nuclear power as a preferred source for the world's energy needs
- the decisions of investors to continue to buy and hold the securities of the Corporation
- natural disasters, war or random occurrences or acts that could result in a material change to economic and market performance, business conditions or operations

Risks

In addition, First Uranium is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, certain business, operational and market risks. For a discussion of the Corporation's risks please refer to the Corporation's MD&A in respect of its audited consolidated financial statements for the fiscal year ended March 31, 2007, the 2007 Annual Information Form and other filings, which are available on the Corporation's website www.firsturanium.com and on www.sedar.com or upon request from the Corporation.

Construction costs

First Uranium is in the development stage and is building its gold and uranium plants. To complete the construction of these plants requires steel, concrete and construction tradespeople. With the vast amount of construction underway in South Africa, materials and construction tradespeople are difficult to acquire and retain, particularly in light of the upcoming World Cup of soccer in South Africa in 2010 and the high metal prices, which has driven the demand for new mines and plants around the world.

To mitigate this risk, First Uranium has secured its supply of materials and tradespeople for the construction of the mills and the gold and uranium plants for the planned modules of the Ezulwini Mine.

For MWS, the required materials to expand the gold plant and build the uranium plant have not yet been secured. To mitigate the impact of rising costs, the Corporation has completed a feasibility study for the project, with the exception of the pressure leach circuit, which is still at the pre-feasibility stage. The Corporation expects to secure the materials for expansion of this project pending Eskom's commitment to meet our future power requirements.

Labour

A trend that could increase risk for the Corporation would be the heightened labour unrest in South Africa. Workers at various South African mining operations have been demanding, through their unions, higher compensation as a result of increased revenues in the mining sector being driven by heightened mineral prices. Strikes have been threatened during some of the negotiations. First Uranium has mitigated the threat of work stoppages by negotiating recent settlements with unions represented at its operations.

Similarly, workers in other industries have been demanding higher compensation and threatening strike action. One such example is the strike by petroleum workers in early August, which limited the supply of petrol. Strikes in the public sector and service industries, if protracted, have the potential to disrupt the development of the Corporation's two projects. No material delays have been experienced to date and the projects are on track for their scheduled completion dates.

Power Supply

Regular power outages have recently beset South Africa, causing disruption in business activities. Coal-fed power stations are running low on fuel and several power-generating facilities are down for maintenance. No new power-generating facilities are expected to start up in South Africa until 2012. Eskom's primary response to these power deficiencies is to ask that its customers conserve energy and/or to restrict the amount of power supplied to them.

On January 25, 2008, Eskom advised that continuity of electric power supply could not be guaranteed. Specific warnings were communicated to South African mining companies, including the Corporation, which were specifically asked by Eskom to reduce power consumption to 80% of load requirements. While this was subsequently increased to 90%, Eskom also informed mining companies that this authorization could be withdrawn at a later date, as electrical power supply remains tight.

To mitigate the impact of these power restrictions, the Board has concluded that the Corporation's two projects are sufficiently robust to continue development as planned based on the addition of owner-operated power generation. The initial impact of this decision is discussed in the section entitled, 'Preliminary Assessment of the Impact of the Power Situation' as discussed earlier in this MD&A. In addition, First Uranium is implementing power savings solutions and power backup systems where possible.

These actions, however, may not be enough. Management plans to continue to monitor the Power Situation for any changes in the power supply from Eskom and any impact on the Corporation's ability to sustain its operations and complete its growth plans.

Additional Information

Additional information relating to First Uranium is included in the Corporation's Annual Information Form dated June 13, 2007 and it is available on SEDAR at www.sedar.com.

Forward-looking Information

This MD&A and consolidated financial statements for the period ended December 31, 2007 contain certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the availability of electrical power, the possible addition of owner-operated power generation, price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses and title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "goal", "objective", "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Corporation's expectations as at the date of this MD&A; (ii) actual results may differ materially from the Corporation's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Corporation cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this MD&A, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) consistent supply of sufficient power will be available to develop and operate the projects as planned; (ii) approvals to transfer or grant, as the case may be, mining rights or prospecting rights will be obtained; (iii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iv) mineral resource estimates are accurate; (v) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (vi) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Corporation and their investment in the Corporation's common shares to a sufficient level to continue to support the Corporation's compliance with 2014 BEE requirements; and (viii) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

Form 52-109F2 - Certification of Interim Filings

I, Gordon Miller, President and Chief Executive Officer of First Uranium Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of First Uranium Corporation (the "issuer") for the period ending December 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED this 13th day of February, 2008

"Gordon T. Miller" (signed)

Gordon T. Miller
President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Emma Oosthuizen, Senior Vice President and Chief Financial Officer of First Uranium Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of First Uranium Corporation (the "issuer") for the period ending December 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED this 13th day of February, 2008

"Emma Oosthuizen" (signed)

Emma Oosthuizen
Senior Vice President and Chief Financial Officer

first Uranium

CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS for the three and six months ended September 30, 2007 and September 30, 2006

e interim consolidated financial statements contained herein have not been audited by the Corporation's independent auditors.

F[illegible] Uranium Corporation

Consolidated Balance Sheets (unaudited)

(in United States Dollars)

	Notes	September 30 2007 US$'000	March 31 2007 US$'000
ASSETS			
Current assets			
Cash and cash equivalents		**254,332**	138,914
Amounts receivable	5	**8,190**	1,713
Inventories	6	**2,909**	292
Receivables from related party	22	**-**	6,763
		265,431	147,682
Non-current assets			
Property, plant and equipment	7	**119,077**	30,954
Asset retirement funds	8	**5,046**	2,791
		124,123	33,745
Total assets		**389,554**	181,427
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities	10	**13,090**	5,702
Payable to related party	22	**273**	-
		13,363	5,702
Non-current liabilities			
Senior unsecured convertible debentures	11	**98,963**	-
Future tax liability	15	**10,445**	-
Asset retirement obligations	12	**7,941**	5,377
		117,349	5,377
SHAREHOLDERS' EQUITY			
Share capital	13	**214,787**	182,673
Equity portion of senior unsecured convertible debentures	11	**46,504**	-
Contributed surplus	14	**3,814**	2,460
Accumulated deficit		**(6,263)**	(14,785)
Accumulated other comprehensive income	3	**-**	-
		258,842	170,348
Total equity and liabilities		**389,554**	181,427

See accompanying notes to the Consolidated Financial Statements

F[illegible] Uranium Corporation

Consolidated Statements of Operations and Deficit and Other Comprehensive Income (unaudited)

(in United States Dollars)

	Notes	Three months ended September 30 2007 US$'000	Three months ended September 30 2006 US$'000	Six months ended September 30 2007 US$'000	Six months ended September 30 2006 US$'000
Revenue		**6,253**	-	**8,436**	-
Cost of sales		**(5,343)**	-	**(7,598)**	-
Profit from mining operations		**910**	-	**838**	-
Other Income	16	**897**	-	**897**	-
Expenditures					
General, consulting and administrative expenditures		**(2,520)**	(5)	**(4,490)**	(1,377)
Stock-based compensation	14	**(663)**	-	**(1,434)**	-
Pumping, feasibility and rehabilitation costs		**(721)**	263	**(1,068)**	(1,274)
Amortization of property, plant and equipment	7	**(69)**	-	**(97)**	-
		(3,973)	258	**(7,089)**	(2,651)
Operating profit (loss)		**(2,166)**	258	**(5,354)**	(2,651)
Interest income		**4,110**	69	**8,373**	139
Interest expense		**(1,502)**	(204)	**(2,459)**	(348)
Accretion expense on convertible debentures	11	**(3,307)**	-	**(4,378)**	-
Foreign exchange gains	17	**5,967**	663	**12,391**	1,408
Net income (loss) before income taxes		**3,102**	786	**8,573**	(1,452)
Provision for income taxes	15	**(51)**	-	**(51)**	-
Net income (loss) for the period		**3,051**	786	**8,522**	(1,452)
Accumulated deficit at the beginning of the period		**(9,314)**	(9,095)	**(14,785)**	(6,857)
Accumulated deficit at the end of the period		**(6,263)**	(8,309)	**(6,263)**	(8,309)
Basic and diluted earnings (loss) per common share ($)	18	**0.02**	0.01	**0.07**	(0.02)
Net income (loss)		**3,051**	786	**8,522**	(1,452)
Adjustments		-	-	-	-
Comprehensive income (loss)	3	**3,051**	786	**8,522**	(1,452)

See accompanying notes to the Consolidated Financial Statements

F[illegible] Uranium Corporation

Consolidated Statements of Cash Flows (unaudited)

(in United States Dollars)

	Notes	Three months ended September 30 2007 US$'000	Three months ended September 30 2006 US$'000	Six months ended September 30 2007 US$'000	Six months ended September 30 2006 US$'000
Net income (loss) before income taxes		**3,102**	786	**8,573**	(1,452)
Changes not affecting cash:					
- Interest income	19.1	**(65)**	(63)	**(97)**	(133)
- Interest expense	19.2	**1,499**	204	**1,499**	348
- Accretion expense on convertible debentures	11	**3,307**	-	**4,378**	-
- Amortization on property, plant and equipment		**631**	-	**959**	-
- Stock-based compensation	14	**663**	-	**1,434**	-
Net income (loss) after interest and non-cash items		**9,137**	927	**16,746**	(1,237)
Movement in working capital:					
- Increase in inventories		**(1,564)**	-	**(1,208)**	-
- Increase in accounts receivable		**(4,418)**	(600)	**(5,231)**	(640)
- Decrease in net receivables from related parties	19.3	**1,007**	2,677	**7,036**	4,922
- Increase/(decrease) in accounts payable and accrued liabilities		**(4,617)**	1,573	**(2,446)**	2,044
Cash flows from operating activities		**(455)**	4,577	**14,897**	5,089
Additions to property, plant and equipment	19.4	**(26,604)**	(4,629)	**(41,681)**	(5,219)
Rehabilitation costs incurred		**(227)**	-	**(272)**	-
Net cash movement on acquisition of MWS	19.5	**(61)**	-	**1,249**	-
Cash flows from investing activities		**(26,892)**	(4,629)	**(40,704)**	(5,219)
Issuance of senior unsecured convertible debentures (net of issue costs)	11	**-**	-	**130,561**	-
Proceeds from shares issuance (net of issue costs)	13	**342**	-	**342**	728
Cash flows from financing activities		**342**	-	**130,903**	728
Net effect of exchange rate changes on cash held in foreign currencies		**6,103**	-	**10,322**	-
Net increase in cash and cash equivalents for the period		**(20,902)**	(52)	**115,418**	598
Cash and cash equivalents at beginning of the period		**275,234**	1,210	**138,914**	560
Cash and cash equivalents at end of the period		**254,332**	1,158	**254,332**	1,158

See accompanying notes to the Consolidated Financial Statements

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

First Uranium Corporation ("First Uranium" or "the Corporation") is a Canadian resource company focused on the development of uranium and gold projects in South Africa and beyond. See Note 7 "Property, Plant and Equipment" for a description of the projects. The Corporation has a primary listing on the Toronto Stock Exchange ("TSX") and a secondary listing on the Johannesburg Stock Exchange ("JSE"). First Uranium owns 100% of First Uranium Limited ("FUL"), which in turn holds 100% of First Uranium (Proprietary) Limited ("FUSA") and 90% of Ezulwini Mining Company (Proprietary) Limited ("EMC"). During the first quarter ended June 30, 2007, First Uranium, through FUSA, acquired all the issued and outstanding shares of Mine Waste Solutions (Proprietary) Limited and its subsidiary, Chemwes (Proprietary) Limited (collectively "MWS"). See Note 4 "Business Acquisitions". As at September 30, 2007, Simmer and Jack Mines, Limited ("Simmer & Jack"), a JSE listed company, owned 65.5% of First Uranium's common shares.

The reporting currency of the Corporation is the US dollar, and all amounts in these financial statements are in US dollars (US$), except where otherwise indicated.

2. SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared by First Uranium in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") for preparation of the interim financial statements. The preparation of the unaudited interim consolidated financial statements is based on the same accounting policies and practices as those disclosed in Note 1 "Nature of operations" and Note 2 "Significant accounting policies" to the Corporation's audited consolidated financial statements for the year ended March 31, 2007, except for changes as described in Note 3 "Changes in accounting policies". These unaudited interim consolidated financial statements do not include all disclosures required by GAAP for annual financial statements, and accordingly should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended March 31, 2007.

2.1 Financial instruments

Transaction costs for financial assets and liabilities
For a financial asset or financial liability classified other than as held for trading, the Corporation has added the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability to the fair value of the asset or liability established at the recognition of the asset or liability.

2.2 Inventories

Inventories include ore stockpiles, gold in process and supplies and spares, and are recorded at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of gold produced inventories include costs such as milling costs, mining costs and mine general and administration costs but excluding transport, refining and taxes. Net realizable value is determined with reference to current market prices. Stockpiles consist of ore to be processed through the processing plant. The stockpiles have been sampled and evaluated and are on surface. Spares and consumable stores are valued at weighted average cost after appropriate impairment of redundant and slow moving items.

2.3 Revenue recognition

Revenue from sales is recognized when significant risks and rewards of title and ownership of the goods are transferred upon delivery to the final refiner.

Interest income is recognized on a time proportion basis, taking account of the principal outstanding and the effective rate over the period of maturity, when it is determined that such income will accrue to the Corporation.

2.4 Earnings or loss per share

Basic earnings or loss per share is computed by dividing earnings or loss available to common shareholders by the weighted average number of common shares outstanding during the period. The treasury stock method is used to calculate diluted earnings or loss per share. Diluted earnings or loss per share is similar to basic earnings or loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options with an average market price for the period greater than their exercise price are exercised and the proceeds used to repurchase common shares. In applying the treasury stock method, options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted earnings per share, as the effect is anti-dilutive.

3. CHANGES IN ACCOUNTING POLICIES

Effective April 1, 2007, the Corporation adopted two new accounting standards that were issued by the Canadian Institute of Chartered Accountants ("CICA"):

- Handbook Section 1530 – Comprehensive Income
- Handbook Section 3855 – Financial Instruments – Recognition and Measurement

As provided under the standards, the comparative interim consolidated financial statements have not been restated. There were no transitional effects and as a result no adjustments have been recorded to deficit as at April 1, 2007.

Section 1530 – Comprehensive income

This section describes the reporting and disclosure standards with respect to comprehensive income and its components. Comprehensive income is composed of net income and other comprehensive income. At this time the Corporation has none of the elements that will give rise to comprehensive income.

Section 3855 – Financial instruments – recognition and measurement

This section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and liabilities including derivatives be recognized on the balance sheet when the Corporation becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Fair value is the amount at which an item could be exchanged between willing parties. Measurement in subsequent periods depends on whether the financial instruments have been classified as held for trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

The Corporation designated certain financial assets and liabilities and adopted the following new accounting policies:

Cash and cash equivalents
Cash and cash equivalents are classified as "assets available-for-sale" and are measured at fair value at each balance sheet date. Any changes in fair value are recognized in net income in the period in which the change arises. Fair value is calculated using published price quotations in an active market, where applicable. The carrying values for cash and cash equivalents at March 31 2007 approximated their fair values because of their short terms of maturity; no adjustments were made to the opening values.

Accounts receivable and receivables from related party
These assets are classified as "loans and receivables" and are recorded at amortized cost, which upon their initial measurement is equal to their fair value. Subsequent measurements are recorded at amortized cost using the effective interest rate method. The carrying values for these assets at March 31 2007 approximated their fair values because of their short terms of maturity; no adjustments were made to the opening values.

Asset retirement funds

The asset retirement funds are classified as "assets available-for-sale" and are measured at fair value at each balance sheet date. Any changes in fair value are recognized in net income in the period in which the change arises. Fair value is calculated using the quoted prices of South African equities in an active market, with interest and dividends recognized in net income; unrealized gains or losses are recognized in Other Comprehensive Income. Any equities without market quotes are carried using the cost method. The carrying values for the asset retirement funds at March 31 2007 approximated their fair values; no adjustments were made to the opening values.

Accounts payable and accrued liabilities and payable to related party

These liabilities are classified as "other financial liabilities" and are initially measured at their fair values. Subsequent measurements are recorded at amortized cost using the effective interest rate method. The carrying values for these liabilities at March 31 2007 approximated their fair values; no adjustments were made to the opening values.

Senior unsecured convertible debentures

The sum of the carrying amounts assigned to the liability and equity components of the convertible debenture on initial recognition is always equal to the carrying amount that would be ascribed to the instrument as a whole. No gain or loss arises from recognizing and presenting the components of the instrument separately. The relative fair value method is used to determine the value of the option directly either by reference to the fair value of a similar option, if one exists, or by using an option pricing model. The value determined for each component is then adjusted on a pro rata basis to the extent necessary to ensure that the sum of the carrying amounts assigned to the components equals the amount of the consideration received for the convertible debenture.

4. BUSINESS ACQUISITION

Acquisition of Mine Waste Solutions (Proprietary) Limited

First Uranium, through its wholly-owned subsidiary FUSA, acquired all of the issued and outstanding shares of MWS. MWS owns and operates an existing gold mine tailings and re-processing facility adjacent to First Uranium's Buffelsfontein Tailings Recovery Project in South Africa.

The MWS acquisition closed on June 6, 2007 (effective date of acquisition), at which point First Uranium assumed management control of MWS. For accounting purposes, net income from MWS operations of $1,866,086 for the period from April 1, 2007 to June 6, 2007 has been applied to reduce the cost of the MWS acquisition.

A total consideration of US$32,262,765 was paid for the MWS acquisition in the form of an issuance of 3,093,980 First Uranium common shares valued at US$31,557,061 and US$705,704 in cash for transaction costs.

The table below sets out the preliminary allocation of the purchase price to the assets acquired and liabilities assumed, based on preliminary estimates of fair value. Final valuations of the assets and liabilities have not been completed. Furthermore, the future income tax assets and liabilities are not yet complete due to the inherent complexity associated with these valuations. The preliminary purchase price allocation is subject to adjustments.

The acquisition was accounted for by the purchase method of accounting and the estimated allocation of fair value to the assets acquired and liabilities assumed as at June 6, 2007 was:

	Reported at September 30, 2007 US$'000	Adjustments US$'000	Reported at June 30, 2007 US$'000
Current assets	**4,608**	-	4,608
Asset retirement fund	**1,950**	-	1,950
Property, plant and equipment	**40,430**	(1,299)	41,729
Total assets acquired	**46,988**	**(1,299)**	**48,287**
Current liabilities	**1,476**	-	1,476
Lease obligations	**28**	-	28
Asset retirement obligation	**2,777**	(716)	3,493
Future tax liability	**10,445**	(644)	11,089
Total liabilities assumed	**14,726**	**(1,360)**	**16,086**
Net assets acquired	**32,262**	**61**	**32,201**

Current assets include cash and cash equivalents of US$1,248,531 (net of transaction costs) (see Note 18.5).

Although the estimated allocation of fair value to the assets acquired and liabilities assumed is subject to changes as additional information becomes available, the final allocation is not expected to differ materially from the estimated allocation.

The excess of the purchase consideration over the net book value of MWS of US$35.2 million was attributed to the tailings for processing of US$29.6 million and US$5.6 million adjustment of the fair value of property, plant and equipment obtained with the MWS acquisition less the related future tax liability arising on these assets.

5. AMOUNTS RECEIVABLE

	September 30 2007 US$'000	March 31 2007 US$'000
Trade receivables	**38**	99
Value Added Tax and Goods and Services Tax	**7,046**	1,463
Prepayments and advances	**1,097**	144
Deposits and guarantees	**9**	7
	8,190	1,713

6. INVENTORIES

	September 30 2007 US$'000	March 31 2007 US$'000
Gold work-in-progress	**1,283**	-
Spares and consumables	**759**	292
Stockpiles	**867**	-
	2,909	292

7. PROPERTY, PLANT AND EQUIPMENT

September 30, 2007	Cost US$'000	Accumulated amortization US$'000	Net carrying amount US$'000
Land and buildings	3,826	(17)	3,809
Mine infrastructure	14,555	-	14,555
Mining assets	36,175	-	36,175
Tailings for processing	29,642	(710)	28,932
Mining rights	28	-	28
Plant and equipment	34,727	(84)	34,643
Motor vehicles	518	(49)	469
Office furniture and equipment	108	(9)	99
Computer equipment and software	428	(61)	367
Total	120,007	(930)	119,077

March 31, 2007	Cost US$'000	Accumulated amortization US$'000	Net carrying amount US$'000
Land and buildings	863	-	863
Mine infrastructure	3,710	-	3,710
Mining assets	16,942	-	16,942
Mining rights	13	-	13
Plant and equipment	9,000	-	9,000
Motor vehicles	179	(8)	171
Office furniture and equipment	56	(1)	55
Computer equipment and software	205	(5)	200
Total	30,968	(14)	30,954

Included in the above are mining related assets with a net carrying value of US$72.4 million (March 31, 2007: US$29.0 million) related to the Ezulwini Mine and US$41.1 million (March 31, 2007: US$0.8 million) related to the Buffelsfontein Tailings Recovery Project.

Included in the US$41.1 million net carrying value related to the Buffelsfontein Tailings Recovery Project, is US$28.9 million relating to the Tailings for processing acquired with the MWS acquisition as well as US$5.5 million adjustment of the fair value of property, plant and equipment obtained with the MWS acquisition (see Note 4).

As at September 30, 2007, all property, plant and equipment were owned by the Corporation, except for motor vehicles with a net carrying value of US$17,854 which are held under capitalized lease contracts.

As at March 31, 2007, all property, plant and equipment were owned by the Corporation.

Ezulwini Mine

The Ezulwini Mine project involves the recommissioning of an underground uranium and gold mining operation located on the outskirts of the town of Westonaria in Gauteng Province, South Africa. The mine, previously on care and maintenance, is being readied for production. The development of the Ezulwini Mine includes the rehabilitation and re-engineering of the main mine shaft through the installation of a floating steel tower, de-stressing the area where the shaft pillar intersects the shaft barrel, and the construction of uranium and gold processing facilities.

EMC purchased certain surface and underground assets relating to the Ezulwini Mine for a total consideration of US$7.8 million, effective December 22, 2006.

As part of the Ezulwini acquisition, the related environmental rehabilitation trust fund amounting to US$2.7 million (see Note 8 - Asset retirement funds) was transferred into the Ezulwini trust fund and EMC took over the related environmental rehabilitation provision of US$5.1 million (see Note 12 – Asset retirement obligations) as determined by the South African Department of Minerals and Energy (the "DME"). The difference of US$2.4 million between the environmental rehabilitation trust fund and the environmental rehabilitation provision has been capitalized as part of mining infrastructure.

On December 8, 2006 the Ezulwini mining right was awarded to Simmer & Jack by the DME. On December 20, 2006, EMC and Simmer & Jack entered into an agreement (the "Ezulwini Mining Right Agreement") pursuant to which Simmer & Jack agreed to take all necessary steps to obtain all ministerial approvals in order to effect the transfer of the Ezulwini mining right from Simmer & Jack to EMC.

Buffelsfontein Tailings Recovery Project

The Buffelsfontein Tailings Recovery Project is a uranium and gold tailings recovery operation located in the western portion of the Witwatersrand Basin. Hydraulic mining of the tailings dams on the Buffelsfontein property will be conducted using high pressure water cannons to slurry the tailings which will then be pumped to processing plants for the recovery of uranium and gold. Following the MWS acquisition (see Note 4), First Uranium commenced hydraulic mining of two tailings dams on the MWS property. The Corporation is constructing a pipeline between the MWS property and the Buffelsfontein property and is also expanding the plant facilities on the MWS property.

In October 2005, Simmer & Jack purchased Buffelsfontein Gold Mines Limited ("BGM"), consisting of the Buffelsfontein and Hartebeesfontein underground gold mines and mill (the "BGM Underground Mine"), out of provisional liquidation (the "Buffelsfontein Liquidation Acquisition").

BGM holds an old order mining right in respect of mining gold at the BGM Underground Mine but not for the recovery of the uranium in the tailings dams at Buffelsfontein. On June 4, 2007 the DME granted to BGM a prospecting right with respect to uranium and other minerals in the Buffelsfontein property and tailings dams subject to certain conditions which are expected to be satisfied in due course. BGM has also filed with the DME an application to convert its old order mining right for BGM into a new order mining right. If and when this conversion application is approved, BGM intends to file with the DME one or more applications (which, together with the foregoing conversion application, are collectively referred to herein as the "Buffelsfontein Conversion Application") to: (i) amend, with effect from the date of conversion, the new order mining right to include the authority to mine for uranium underground and for gold, uranium and other minerals in respect of the tailings; (ii) divide the new order mining right, if granted, into separate new order mining rights — one in respect of the mining for gold, uranium and other minerals at the BGM Underground Mine and the other, the Buffelsfontein Tailings Mining Right, in respect of the mining of the gold, uranium and other minerals in the Buffelsfontein tailings dams; and (iii) cede the Buffelsfontein Tailings Mining Right, if granted, to MWS, a wholly-owned subsidiary of FUSA. The recognition of the BGM transaction will only take effect when the above stated conditions precedent are met.

On December 20, 2006, FUSA, BGM and Simmer & Jack entered into an agreement (the "Buffelsfontein Tailings and Rights Agreement") pursuant to which, among other things: (i) BGM agreed to take all necessary steps to obtain all ministerial approvals required for the items requested in the Buffelsfontein Conversion Application in order to effect the transfer of the Buffelsfontein Tailings Mining Right to FUSA as soon as possible; (ii) BGM agreed to sell to FUSA upon FUSA's receipt of the Buffelsfontein Tailings Mining Right, the Buffelsfontein tailings dams as well as certain property required for construction of the proposed processing plants, and grant to FUSA a right to the tailings arising from BGM's ongoing mining operations at its underground Buffelsfontein mine; and (iii) BGM agreed to grant a servitude to FUSA for access and egress to BGM's property to enable FUSA, its employees, consultants, agents and subcontractors access for purposes of constructing, servicing and operating the uranium and gold processing plants and tailings pipelines to be built by FUSA.

The underground mines that were purchased by Simmer & Jack pursuant to the Buffelsfontein Liquidation Acquisition do not form part of First Uranium's assets at the Buffelsfontein Tailings Recovery Project.

8. ASSET RETIREMENT FUNDS

	September 30 2007 US$'000	March 31 2007 US$'000
Balance, beginning of the period	**2,791**	-
Trust fund assumed on acquisition of Ezulwini mine	**-**	2,686
Trust fund assumed on acquisition of MWS (see Note 4)	**1,950**	-
Investment income	**97**	82
Contributions in respect of guarantee	**-**	103
Costs incurred	**-**	(80)
Foreign exchange differences	**208**	-
Balance, closing of the period	**5,046**	2,791

The asset retirement funds consisting of environmental rehabilitation trust funds are under the Corporation's control and are to be used to fund the respective mining operation's rehabilitation liabilities. Funds in the trust consist primarily of cash held in interest bearing accounts, together with investments in South African equities. An accredited South African financial institution manages the trust funds under the direction of the trustees. The trust deed limits the trustees' investments to institutions and investment vehicles as referred to in section 37A of the South African Income Tax Act.

9. GUARANTEES

The following guarantees have been issued:

To	Regarding	Guarantee value US$'000
DME	Ezulwini environmental rehabilitation provision	**5,427**
Murray and Roberts Cementation (Pty) Ltd	Ezulwini shaft rehabilitation project	**1,445**
Eskom Holdings Ltd	Electricity accounts	**1,228**

The Ezulwini rehabilitation trust funds included in the asset retirement funds (see Note 8) have been pledged as security against the guarantees.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30 2007 US$'000	March 31 2007 US$'000
Trade payables	**10,162**	5,302
Accruals	**2,928**	400
	13,090	5,702

The trade payables primarily relate to committed purchases for capital expansion at the Ezulwini Mine and normal operational expenses at the Buffelsfontein Tailings Recovery Project.

11. SENIOR UNSECURED CONVERTIBLE DEBENTURES

On May 3, 2007 First Uranium issued senior unsecured convertible debentures (the "Debentures") in denominations of Cdn$1,000 in the principal amount of US$135,060,000 (Cdn$150,000,000). The interest rate on the Debentures is 4.25% per annum. The Debentures pay interest semi-annually in arrears on June 30th and December 31st and have a maturity date of June 30, 2012. The Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at an exchange price of Cdn$16.42 per share.

The Debentures may not be redeemed by the Corporation prior to June 30, 2010. On or after June 30, 2010 and prior to the maturity date, the Debentures may be redeemed by the Corporation, in whole or in part from time to time, provided that the weighted average trading price of the Common Shares on the TSX for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 130% of the exchange price of Cdn$16.42.

First Uranium has the option, subject to regulatory approval, to satisfy its obligations to repay the principal amount of the Debentures upon redemption or at maturity by issuing and delivering that number of freely tradable Common Shares obtained by dividing the principal amount of the Debentures by 95% of the weighted average trading price of the Common Shares on the TSX for the twenty consecutive trading days ending five trading days before the date fixed for the redemption or maturity.

The equity component of the Debentures was valued on issuance at US$46,503,825 which is recorded as a separate component of shareholders' equity. The conversion option was valued using the Black-Scholes pricing model with the following assumptions: Expected dividend yield 0%, expected volatility 56%, risk free interest rate 4.2% and expected life of five years.

The liability component of the Debentures is being accreted such that the liability at maturity will equal the gross proceeds of US$135,060,000 (Cdn$150,000,000) less conversions. The amount accreted in during the three and six months ending September 30, 2007 was US$3,307,858 and US$4,378,260 respectively. The cost of issuing the Debentures amounted to US$4,498,778.

As at September 30, 2007, no portion of the Debenture had been converted and US$956,679 interest was paid on the Debentures on June 30, 2007. Interest accrued for the three months ending September 30, 2007 amounted to US$1,499,222.

12. ASSET RETIREMENT OBLIGATIONS

	September 30 2007 US$'000	March 31 2007 US$'000
Balance, beginning of the period	**5,377**	-
Provision assumed on acquisition of the Ezulwini Mine	**-**	5,133
Provision assumed on acquisition of MWS (see Note 4)	**2,777**	-
Accretion expense	**59**	244
Rehabilitation costs	**(272)**	-
Balance, closing of the period	**7,941**	5,377

The environmental rehabilitation provision assumed by EMC as part of the acquisition of the Ezulwini assets was determined by the DME as at November 2006. During March 2007 an independent review was performed by Johan Fourie & Associates on the Ezulwini assets relating to environmental rehabilitation provision that confirmed the provision at March 31, 2007 was sufficient.

The environmental rehabilitation provision assumed as part of the MWS acquisition is to be partly funded by its rehabilitation trust fund (see Note 8). During April 2007, an independent valuation of the rehabilitation provision was completed by GCS (Proprietary) Limited, a water environmental engineering and science consultancy company. The provision was based on the estimated net cost to rehabilitate the mine.

13. SHARE CAPITAL

	Number of shares			
Ordinary shares	**September 30 2007 '000**	**March 31 2007 '000**	**September 30 2007 US$'000**	**March 31 2007 US$'000**
Balance, beginning of period	**121,686**	87,536	**206,726**	4,176
Shares issued in public or private offering	**-**	33,350	**-**	201,795
Shares issued in respect of acquisition (see Note 4)	**3,094**	-	**31,557**	-
Exercise of stock options	**51**	800	**342**	728
Contributed surplus relating to stock options exercised	**-**	-	**215**	27
	124,831	121,686	**238,840**	206,726
Less: Share issue costs	**-**	-	**(24,053)**	(24,053)
Balance, closing of period	**124,831**	121,686	**214,787**	182,673

Authorized
The authorized share capital of First Uranium consists of an unlimited number of common shares.

Issued and outstanding
On June 1, 2006, 800,000 stock options were exercised for proceeds of US$728,480.

During December 2006, First Uranium issued 33.35 million shares pursuant to its initial public offering ("the Offering") at Cdn$7 per share for gross proceeds of US$201.8 million;

On June 6, 2007, First Uranium issued 3,093,980 shares valued at US$31,557,061 relating to the acquisition of MWS (see Note 4).

During the three months ending September 30, 2007, 51,095 stock options were exercised at an exercise price of Cdn$7 per share.

14. CONTRIBUTED SURPLUS – STOCK-BASED COMPENSATION

The Corporation maintains a stock-option plan (the "Option Plan") for employees, officers, directors and for certain consultants who provide ongoing support to First Uranium and its subsidiaries. Under the Option Plan, options typically are granted for a period of up to ten years following the date of grant. The amounts granted usually reflect the level of responsibility of the particular optionee and his or her contributions to First Uranium.

The Board of Directors has discretion to set the terms of any vesting schedule of each option granted. Except in specified circumstances, options are not assignable and non-transferable, and terminate 90 days after the optionee ceases to be employed or associated with First Uranium.

The terms of the Option Plan further provide that the price at which shares may be issued under the Option Plan shall not be less than the volume weighted average trading price of the shares on the TSX for the five trading days immediately preceding the day the option is granted.

The following table details the movements of contributed surplus during the period:

	September 30 2007 US$'000	**March 31 2007 US$'000**
Balance, beginning of period	**2,460**	27
Transfer to share capital surplus relating to stock options exercised	**(215)**	(27)
Stock options granted during the period	**1,569**	2,460
Balance, end of period	**3,814**	2,460

Assumptions

The fair value of shares used to calculate the compensation expense was determined as the share price on the grant date adjusted by the probability of the recipients remaining employed or associated with the Corporation until the vesting date.

For purposes of stock-based compensation, the fair values of these stock options were estimated using the Black-Scholes option pricing model with the assumptions used for the grants as follows:

	September 30 2007	June 30 2007	March 31 2007
Expected dividend yield	**0%**	0%	0%
Expected volatility of the Corporation's share price	**63%**	56%	85%
Risk free interest rate – Canadian rates	**4.75%**	4.81%	3.90%
Expected life	**3 years**	3 years	3 years

Due to the short history of First Uranium trading on the TSX, changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing model does not necessarily provide a reliable measure of the fair value of First Uranium's stock options.

During the 2007 fiscal year, 1,223,001 stock options were granted for a period of 10 years following the date of the grant and are subject to vesting within 2 years from the date of grant.

During the quarter ending June 30, 2007, and the quarter ending September 30, 2007, 60,000 and 56,429 stock options were granted respectively for a period of 10 years following the date of the grant and are subject to vesting within 2 years from the date of grant.

The following table is a summary of the Corporation's options granted under its stock-based compensation plan:

	Number of options		Weighted average exercise price (Cdn$)	
	September 30 2007	March 31 2007	September 30 2007	March 31 2007
Outstanding options at beginning of period	**1,223,001**	800,000	**7.30**	1.00
Granted during the period	**116,429**	1,223,001	**7.78**	7.30
Exercised during the period	**(51,095)**	(800,000)	**(7.00)**	(1.00)
Forfeited during the period	**(28,572)**	-	**(7.00)**	-
Outstanding options at end of period	**1,259,763**	1,223,001	**7.67**	7.30

The total stock-based compensation recognized for the three and six months ending September 30, 2007 was US$663,895 and US$1,568,976, respectively. The stock-based compensation expense recognized in the statements of operations and deficit was US$663,395 and US$1,433,989 for the three and six months ending September 30, 2007 (September 30, 2006: US$nil). During the three months ending September 30, 2007 $134,987 stock-based compensation was capitalized to the projects. As at September 30, 2007, the aggregate unexpensed fair value of unvested stock options granted amounted to US$278,275 (March 31, 2007: US$2,858,354).

The following table summarizes information about the First Uranium's outstanding stock options at September 30, 2007:

	Options outstanding			Options exercisable		
Exercise price ranges Cdn$	**Number of options outstanding**	**Weighted average remaining life (years)**	**Weighted average exercise price (Cdn$)**	**Number of options exercisable**	**Weighted average remaining life (years)**	**Weighted average exercise price (Cdn$)**
7.00 to 8.99	1,047,477	9.22	7.04	287,956	9.22	7.05
9.00 to 11.99	152,286	9.58	9.95	50,761	9.58	9.95
12.00 to 13.99	60,000	9.66	12.87	20,000	9.66	12.87
	1,259,763	**9.29**	**7.67**	**358,717**	**9.30**	**7.79**

15. TAXATION

Provision for income taxes

The reconciliation of income taxes attributable to operations computed at the statutory tax rates to income tax recovery, using a statutory tax rate of 35.72% for the three and six months ending September 30, 2007 (three and six months ending September 30, 2007: 36.12%), is as follows:

	Three months ended September 30		Six months ended September 30	
	2007	**2006**	**2007**	**2006**
Net profit (loss) before taxation	**3,653**	786	**9,124**	(1,452)
Income tax payable (receivable) at statutory rate	**1,305**	284	**3,259**	(525)
Difference between Canadian rates and foreign jurisdiction	**18**	(95)	**104**	41
Change in valuation allowance	**-**	-	**(570)**	-
Adjustment for future tax rate difference	**3,667**	(170)	**4,133**	417
Permanent differences	**(4,939)**	(19)	**(7,087)**	67
Other	**-**	-	**212**	-
	51	-	**51**	-

Future tax liability

	Sep 30 2007 US$'000	**Mar 31 2007 US$'000**
Capital assets	**11,072**	-
Non-capital loss carry-forwards	**(629)**	(1,602)
Share issue costs	**(8,399)**	(6,629)
Foreign resource expenses	**(1,273)**	(1,099)
Foreign exchange	**(3,540)**	(850)
	(2,769)	(10,180)
Less: Valuation allowance	**13,214**	10,180
	10,445	-

As at September 30, 2007, the Corporation had non-capital losses of approximately US$381,000 that may be applied against earnings in future years. These losses are expected to expire in 2026.

Due to uncertainties in the Corporation's ability to utilize its net operating losses in all of its operations, the Corporation has provided a valuation allowance against those future tax assets for which uncertainty exist.

16. OTHER INCOME

	Three months ended September 30		Six months ended September 30	
	2007 US$'000	**2006 US$'000**	**2007 US$'000**	**2006 US$'000**
Other income	**897**	-	**897**	-

Other income primarily includes fees for sludge pumping services to a third party and hostel rental income at the Ezulwini Mine.

17. FOREIGN EXCHANGE GAINS

	Three months ended September 30 2007 US$'000	Three months ended September 30 2006 US$'000	Six months ended September 30 2007 US$'000	Six months ended September 30 2006 US$'000
Foreign exchange gains	**5,967**	663	**12,391**	1,408

The Corporation's net assets are held in Canadian dollars ("Cdn$") and South African Rand ("ZAR"), while its accounts are presented in US dollars. During the reporting periods for FY 2008 and FY 2007, the Canadian dollar and South African Rand both appreciated relative to the value of the US dollar. The translation of the stronger currency assets (Cdn$ and ZAR) into US dollars for reporting purposes resulted in the foreign exchange translation gain in the second quarter and six months for both FY 2008 and FY 2007. The larger foreign exchange translation gain in Q2 2008 and in the first half of FY 2008 reflects the significant weakening of the US dollar, particularly with respect to the Cdn$, but also relative to the ZAR.

18. BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

	Three months ended September 30 2007	Three months ended September 30 2006	Six months ended September 30 2007	Six months ended September 30 2006
Basic earnings (loss) per share of (US$)	**0.02**	0.01	**0.07**	(0.02)
is calculated based on net income (loss) for the period of (US$'000)	**3,051**	786	**8,522**	(1,452)
and a weighted average number of shares outstanding of ('000)	**122,475**	87,738	**122,679**	97,522
Diluted earnings (loss) per share of (US$)	**0.02**	0.01	**0.07**	(0.02)
is calculated based on net income (loss) for the period of (US$'000)	**3,051**	786	**8,522**	(1,452)
and a diluted weighted average number of shares outstanding of ('000)	**122,714**	87,738	**122,739**	97,522

The impact of the Debentures issued on May 3, 2007, has been excluded from the diluted shares computation because it was anti-dilutive for earnings per share purposes.

19. NOTES TO THE CASH FLOW STATEMENT

19.1 Non-cash interest income

	Three months ended September 30 2007 US$'000	Three months ended September 30 2006 US$'000	Six months ended September 30 2007 US$'000	Six months ended September 30 2006 US$'000
Total interest income	**(4,110)**	(69)	**(8,373)**	(139)
Add back: Cash interest income	**4,045**	6	**8,276**	6
	(65)	(63)	**(97)**	(133)

19.2 Non-cash interest expense

	Three months ended September 30 2007 US$'000	Three months ended September 30 2006 US$'000	Six months ended September 30 2007 US$'000	Six months ended September 30 2006 US$'000
Total interest expense	**1,502**	204	**2,459**	348
Add back: Cash interest paid	**(3)**	-	**(960)**	-
	1,499	204	**1,499**	348

1 Decrease in net receivables from related parties

	Three months ended September 30		Six months ended September 30	
	2007	**2006**	**2007**	**2006**
	US$'000	**US$'000**	**US$'000**	**US$'000**
Decrease in receivables from related parties	**890**	457	**6,763**	1,052
Increase in payable to related parties	**117**	2,361	**273**	4,085
Add back:				
- Interest income accrued on amounts receivable	-	63	-	133
- Interest expense accrued on amounts payable	-	(204)	-	(348)
	1,007	2,677	**7,036**	4,922

19.4 Additions to property, plant and equipment

	Three months ended September 30		Six months ended September 30	
	2007	**2006**	**2007**	**2006**
	US$'000	**US$'000**	**US$'000**	**US$'000**
Total additions to property, plant and equipment	**(33,382)**	(4,629)	**(48,459)**	(5,219)
Add back:				
- Accrued capital expenditure	**6,778**	-	**6,778**	-
	(26,604)	(4,629)	**(41,681)**	(5,219)

19.5 Net cash movement on acquisition of MWS

	Three months ended September 30		Six months ended September 30	
	2007	**2006**	**2007**	**2007**
	US$'000	**US$'000**	**US$'000**	**US$'000**
Cash and cash equivalents taken over on date of acquisition	-	-	**1,954**	-
Less: Expenses related to MWS acquisition	**(61)**	-	**(705)**	-
	(61)	-	**1,249**	-

20. COMMITMENTS AND CONTINGENCIES

Commitments

	September 30	March 31
	2007	**2007**
	US$'000	**US$'000**
Capital commitments – Ezulwini Mine	**26,171**	14,836
Capital commitments – Buffelsfontein Tailings Recovery Project	**8,577**	-
Total contractual obligations	**34,748**	14,836

The capital commitments are payable within one year.

The Corporation entered into an agreement with a third party to calcine the yellowcake from First Uranium to produce uranium oxide packaged for dispatch to converters as of January 2009. Either party may terminate the agreement on 18 months notice. The calciner will construct a plant with one-half of the capacity of the plant dedicated for the processing of the First Uranium yellowcake and a road tanker to transport the yellowcake from the First Uranium operations to the calciner's operations. First Uranium will pay one-half of the construction cost of the calcining plant up to a maximum of ZAR15 million and one-half of the cost of the tanker (together referred to as the "Loan"). The Loan will be effective January 5, 2009 and be repaid in monthly instalments over a seven year period commencing January 30, 2009. The Loan will bear interest at a rate of the prime overdraft rate, as quoted by the South African Reserve Bank, plus 2% commencing January 5, 2009. If First Uranium cancels the agreement, in absence of a right to cancel the agreement in prescribed circumstances, First Uranium will continue to be obligated to repay the entire Loan.

Contingencies

A loan agreement (the "Aberdeen Loan Agreement") was entered into by Simmer & Jack with Aberdeen International Inc. ("Aberdeen") dated March 30, 2006 pursuant to which Aberdeen provided to Simmer & Jack a loan facility in the amount of US$10 million in respect of the financing of Simmer & Jack's acquisition of BGM and the BGM Underground Mine. As part of the consideration for the facility, Simmer & Jack granted to Aberdeen a net smelter royalty on all of the gold assets held by Simmer & Jack through BGM. The royalty as determined in the Aberdeen Loan Agreement will be applicable to any gold produced by FUSA from tailings acquired from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement (see Note 7) and will continue until the loan is repaid to Aberdeen, which is expected to occur by December 31, 2008 (unless extended by Simmer & Jack to December 31, 2010). In addition, pursuant to the Aberdeen Loan Agreement, Aberdeen has the sole option, at any time following the one year anniversary of the first advance there under to convert the amount of the facility outstanding at that time into ordinary shares of Simmer & Jack at a conversion rate of ZAR0.80, subject to the approval of Simmer & Jack's shareholders. In the event that such shareholder approval is not obtained within a reasonable period of time, Aberdeen will be entitled to a 1.0% net smelter royalty in perpetuity on gold produced by properties held by BGM, including the Buffelsfontein Tailings Recovery Project.

On December 20, 2006, FUSA, Simmer & Jack and Aberdeen entered into an arrangement agreement (the "Aberdeen Arrangement Agreement") pursuant to which (i) Simmer & Jack confirmed that it will pay to Aberdeen the amount of any royalty owing to Aberdeen under the Aberdeen Loan Agreement in respect of gold produced from the tailings to be acquired by FUSA from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement, and (ii) FUSA confirmed that it will pay to Simmer & Jack, immediately prior to any payment contemplated in (i) above, an amount equal to the amount of any royalty payment to be made by Simmer & Jack to Aberdeen in respect of gold produced from the tailings to be acquired by FUSA from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement.

Pursuant to the Buffelsfontein Tailings and Rights Agreement dated December 20, 2006 among BGM, Simmer & Jack and FUSA, in consideration for the cession of the Buffelsfontein Tailings and Mining Right from BGM to FUSA as well as certain servitudes, and the right to the tailings arising from future underground mining operations by BGM at the BGM Underground Mine, FUSA agreed to pay to BGM a royalty of 1% plus value added tax of the gross revenue earned by FUSA from the sale of uranium, gold, sulphur and other minerals recovered from the processing of tailings acquired by FUSA from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement.

In summary, as and when there is production from the tailings acquired from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement, FUSA will become liable to pay: (i) to Simmer & Jack, under the Aberdeen Arrangement Agreement, an amount equal to the royalty payable by Simmer & Jack to Aberdeen pursuant to the Aberdeen Loan Agreement in respect of the tailings to be acquired from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement, and (ii) to BGM the above-mentioned 1% royalty pursuant to the terms of the Buffelsfontein Tailings and Rights Agreement.

21. FINANCIAL INSTRUMENTS

Financial risk factors
The Corporation's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Corporation's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Corporation. The Corporation does not hedge its exposure to foreign currency exchange risk.

Risk management carried out by the Corporation is approved by the Board of Directors.

(i) Foreign exchange and commodity price risk
The Corporation does not hedge its exposure to foreign currency exchange risk nor does it hedge its exposure to commodity price fluctuation risk.

(ii) Interest rate risk
The Corporation does not hedge its exposure to interest rate risk. Deposits attract interest at rates that vary with prime. The Corporation's policy is to manage interest rate risk so that fluctuations in variable rates do not have a material impact on the statement of operations and deficit.

(iii) Credit risk

The Corporation has no significant concentrations of credit risk. The Corporation has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The Corporation has policies that limit the amount of credit exposure to any one financial institution.

(iv) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of credit facilities and the ability to close out market positions. The Corporation manages liquidity risk through an ongoing review of future commitments and credit facilities. Cash flow forecasts are prepared and adequate utilized borrowing facilities are monitored.

Fair value estimation

The fair value of publicly traded derivatives and trading securities is based on quoted market prices at the balance sheet date.

In assessing the fair value of other financial instruments, the Corporation uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Option pricing models and estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments.

The face value less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Corporation for similar financial instruments.

The actual disclosed values of the financial instruments all approximate the fair values of these instruments.

RELATED PARTY TRANSACTIONS AND COMMITMENTS

Related party balances	September 30 2007 US$'000	Mar 31 2007 US$'000
FUSA amount (payable to)/receivable from Simmer & Jack	**(273)**	5,079
First Uranium amount receivable from Simmer & Jack	**-**	1,684
	(273)	6,763

Related party transactions	Three months ended September 30 2007 US$'000	Three months ended September 30 2006 US$'000	Six months ended September 30 2007 US$'000	Six months ended September 30 2006 US$'000
Shared services fees paid to Simmer & Jack	**(459)**	(382)	**(987)**	(806)
Fees paid to empowerment company	**(55)**	-	**(108)**	-
Interest paid to Simmer & Jack by EMC	**-**	(204)	**-**	(348)
Interest received from Simmer & Jack by FUSA	**57**	63	**57**	133

On December 20, 2006 First Uranium and Simmer & Jack entered into a shared services agreement (the "Shared Services Agreement").

Pursuant to the terms of the Shared Services Agreement, First Uranium may retain certain services to be provided by Simmer & Jack, including project management and technical services, cash management and investment services, accounting, treasury and financial services, corporate secretarial services and human resources and staffing services, including payroll and benefits administration, and such other services as may be required by First Uranium and which Simmer & Jack is able and willing to provide. Subsequent to entering into the agreement, the Corporation hired eight senior executives, including Mr. Miller, President and Chief Executive Officer, Mr. Fisher, Executive Vice President and Chief Operating Officer and Ms. Emma Oosthuizen, Senior Vice President and Chief Financial Officer, and other staff, resulting in certain of these services being no longer required to be provided by Simmer & Jack. The expense for the financial year ending March 31, 2007 relates to such services received, together with those provided prior to December 2006.

During the three months ending September 30, 2007, US$458,576 (September 30, 2006: US$381,678) shared services fees were charged respectively by Simmer & Jack of which US$110,247 were capitalized, representing services provided in respect of technical services for the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project. During the six months ending September 30, 2007, US$986,457 (September 30, 2006: US$806,384) shared services fees were charged by Simmer & Jack of which US$578,157 were capitalized. During the three and six months ending September 30, 2006 US$298,322 shared services fees were capitalized.

Prior to December 2006, the Corporation shared its premises with other companies that had common directors and reimbursed the related companies for its proportional share of expenses or was reimbursed by the related companies for their proportional share of expenses. During Q2 2007, the Corporation was charged US$598,828 for consulting services provided by related directors, officers and consultants of the Corporation.

In addition, First Uranium has agreed to reimburse Simmer & Jack with respect to 50% of fees (to a maximum of ZAR125,000 per month) that Simmer & Jack is required to pay to an empowerment company for consulting services regarding transformation, human resources and occupational health and safety. BJ Njenje, AX Sisulu and SLB Mapisa, shareholders of the empowerment company, are also directors of Simmer & Jack.

Waterpan Mining Consortium ("Waterpan") currently holds a 10% shareholding in EMC. On December 20, 2006, Waterpan, FUL and the Corporation entered into a purchase agreement (the "Waterpan Purchase Agreement") pursuant to which Waterpan agreed to sell its shares in EMC to FUL and as consideration for such sale, First Uranium will issue 6,141,009 common shares of First Uranium to Waterpan (the "Waterpan Shares"). The closing of the transaction is subject to approval of the South African Reserve Bank. Pursuant to the Waterpan Purchase Agreement, Waterpan has agreed not to sell or transfer 90% of the Waterpan Shares for a period of two years from the date of issuance. One shareholder of Waterpan is a director of EMC, two other shareholders of Waterpan are officers and/or employees of First Uranium and EMC.

On September 27, 2007, the Board approved a housing loan in the amount of Cdn$1 million to the President and Chief Executive Officer of First Uranium for the purpose of facilitating the relocation of his family to Toronto, where the corporate office is located. The loan carries interest at 4% payable monthly in arrears, is for a term of six years from date of closing of the purchase of a family residence and is unsecured. The loan was advanced on October 17, 2007.

23. SEGMENTED INFORMATION

Segmented information is presented in respect of the Corporation's business and geographical segments. The primary format business segments, is based on the Corporation's management and internal reporting structure. Inter-segment reporting is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income earning assets and revenue, interest-bearing loans, borrowing and expenses, and corporate assets and expenses. Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Three months ended September 30, 2007	South Africa Ezulwini Mine US$'000	 Buffelsfontein Tailings Recovery Project* US$'000	Canada Corporate US$'000	Total US$'000
Revenue	-	6,253	-	6,253
Cost of sales	-	(5,343)	-	(5,343)
Profit from mining operations	-	910	-	910
Other income	897	-	-	897
Expenditure				
General, consulting and administrative expenditures	(516)	344	(2,348)	(2,520)
Stock-based compensation	(311)	(78)	(274)	(663)
Pumping, feasibility and rehabilitation costs	(362)	(359)	-	(721)
Amortization on property, plant and equipment	(64)	(2)	(3)	(69)
	(1,253)	(95)	(2,625)	(3,973)
Operating profit (loss)	(356)	815	(2,625)	(2,166)
Interest income	101	56	3,953	4,110
Interest expense	(3)	-	(1,499)	(1,502)
Accretion expense on convertible debentures	-	-	(3,307)	(3,307)
Foreign exchange gains (losses)	(1,734)	772	6,929	5,967
Income (loss) before income taxes	(1,992)	1,643	3,451	3,102
Provision for income taxes	(25)	(26)	-	(51)
Net income (loss) for the period	(2,017)	1,617	3,451	3,051
Total assets	90,918	65,718	232,918	389,554
Total liabilities	(13,204)	(15,770)	(101,738)	(130,712)
Capital expenditure	(20,988)	(5,608)	(8)	(26,604)

*Includes the MWS operations

Three months ended September 30, 2006	South Africa Ezulwini Mine US$'000	 Buffelsfontein Tailings Recovery Project US$'000	Canada Corporate US$'000	Total US$'000
Expenditure				
General, consulting and administrative expenditure	606	(230)	(381)	(5)
Pumping and feasibility costs	436	(173)	-	263
Operating profit (loss)	1,042	(403)	(381)	258
Interest income	-	63	6	69
Interest expense	(204)	-	-	(204)
Foreign exchange gains (losses)	1,050	(214)	(173)	663
Profit (loss) before income taxes	1,888	(554)	(548)	786
Provision for income taxes	-	-	-	-
Net profit (loss) for the period	1,888	(554)	(548)	786
Total assets	5,485	1,678	1,676	8,839
Total liabilities	(10,793)	(344)	(1,079)	(12,216)
Capital expenditure	(4,629)	-	-	(4,629)

Six months ended September 30, 2007	South Africa Ezulwini Mine US$'000	South Africa Buffelsfontein Tailings Recovery Project* US$'000	Canada Corporate US$'000	Total US$'000
Revenue	-	8,436	-	8,436
Cost of sales	-	(7,598)	-	(7,598)
Profit from mining operations	-	838	-	838
Other income	897	-	-	897
Expenditure				
General, consulting and administrative expenditures	(727)	(192)	(3,571)	(4,490)
Stock-based compensation	(311)	(78)	(1,045)	(1,434)
Pumping, feasibility and rehabilitation costs	(709)	(359)	-	(1,068)
Amortization on property, plant and equipment	(90)	(2)	(5)	(97)
	(1,837)	(631)	(4,621)	(7,089)
Operating profit (loss)	(940)	207	(4,621)	(5,354)
Interest income	131	113	8,129	8,373
Interest expense	(3)	-	(2,456)	(2,459)
Accretion expense on convertible debentures	-	-	(4,378)	(4,378)
Foreign exchange gains (losses)	(2,379)	1,255	13,515	12,391
Income (loss) before income taxes	(3,191)	1,575	10,189	8,573
Provision for income taxes	(25)	(26)	-	(51)
Net income (loss) for the period	(3,216)	1,549	10,189	8,522
Total assets	90,918	65,718	232,918	389,554
Total liabilities	(13,204)	(15,770)	(101,738)	(130,712)
Capital expenditure	(35,338)	(6,325)	(18)	(41,681)

*Includes the MWS operations

Six months ended September 30, 2006	South Africa Ezulwini Mine US$'000	South Africa Buffelsfontein Tailings Recovery Project US$'000	Canada Corporate US$'000	Total US$'000
Expenditure				
General, consulting and administrative expenditures	(188)	(486)	(703)	(1,377)
Pumping and feasibility costs	(1,046)	(228)	-	(1,274)
Operating loss	(1,234)	(714)	(703)	(2,651)
Interest income	-	133	6	139
Interest expense	(348)	-	-	(348)
Foreign exchange gains (losses)	2,160	(568)	(184)	1,408
Profit (loss) before income taxes	578	(1,149)	(881)	(1,452)
Provision for income taxes	-	-	-	-
Net profit (loss) for the period	578	(1,149)	(881)	(1,452)
Total assets	5,485	1,678	1,676	8,839
Total liabilities	(10,793)	(344)	(1,079)	(12,216)
Capital expenditure	(5,219)	-	-	(5,219)

first Uranium

FIRST URANIUM CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS
of the financial results
for the three and six months ended
September 30, 2007

Management's discussion and analysis of the unaudited consolidated financial condition and results of operations for the three and six months ended September 30, 2007

This Management's Discussion and Analysis ("MD&A") of the consolidated financial position and results of operations review the activities, unaudited consolidated results of operations and financial condition of First Uranium Corporation and its subsidiaries ("First Uranium" or the "Corporation") for the three and six months ended September 30, 2007 ("Q2 2008") and the first half of the fiscal year ended March 31, 2008 ("FY 2008"), compared to the corresponding period of the preceding year ("Q2 2007") and the first half of the fiscal year ended March 31, 2007 ("FY 2007"), together with certain trends and factors that are expected to have an impact in the future. References to "Q3 2008" refer to the next fiscal quarter ending December 31, 2007.

This MD&A is intended to supplement and complement the unaudited consolidated financial statements and notes thereto for Q2 2008 and the first half of FY 2008 (collectively the "Financial Statements") which have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The MD&A should be read in conjunction with the Financial Statements, the audited consolidated financial statements for FY 2007 and the related management's discussion and analysis. The information contained in this MD&A is current to November 9, 2007, unless otherwise indicated. References to "FY 2008" refer to the fiscal year ending March 31, 2008.

First Uranium's current operations are entirely focused on the Ezulwini underground uranium ("U_3O_8") and gold ("Au") mine (the "Ezulwini Mine") and the recovery of uranium and gold from the existing and future surface tailings at the Buffelsfontein mine, inclusive of the assets of Mine Waste Solutions (Proprietary) Limited ("MWS") (collectively, the "Buffelsfontein Tailings Recovery Project").

The reporting currency for the Corporation is the US dollar, and all amounts in the following discussion are in US dollars ("$"), except where otherwise indicated.

This MD&A includes certain forward-looking statements. Please read the cautionary note at the end of this document.

Responsibility of Management and the Board of Directors

Management is responsible for the information disclosed in this MD&A and the accompanying Financial Statements and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, the Corporation's Audit Committee, on behalf of the Board of Directors, provides an oversight role with respect to all public financial disclosures made by the Corporation, and has reviewed and approved this MD&A and the accompanying Financial Statements.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including the Corporation's Chief Executive Officer and Chief Financial Officer, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this MD&A, management of First Uranium, by the direction of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Corporation's disclosure controls and procedures as required by Canadian securities laws.

Based on the evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in First Uranium's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management of First Uranium, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

During the most recent quarter there were no changes in the Corporation's internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Overview

First Uranium is a Canadian resource company focused on the development of uranium and gold projects in South Africa. The Corporation's goal is to become a significant producer of uranium and gold through the re-opening and development of the Ezulwini Mine and the construction of the Buffelsfontein Tailings Recovery Project. To expand its production profile, First Uranium plans to continue to identify and acquire additional uranium and gold projects in southern Africa and beyond. In December 2006, the Corporation received net proceeds of $177.7 million from the sale of 33 million common shares (the "Offering"). In May 2007, an additional $130.6 million was raised from the sale of senior unsecured convertible debentures (the "Debentures"). The common shares and the Debentures of First Uranium are listed on the Toronto Stock Exchange (the "TSX") and the common shares on the Johannesburg Stock Exchange (the "JSE"). Simmer and Jack Mines, Limited ("Simmer & Jack"), a public company listed on the JSE, owns approximately 65.5% of the common shares of First Uranium.

Recent Highlights

During Q2 2008, First Uranium:

- benefited from the first full quarter of gold production from its 100% ownership of MWS, which was acquired effective June 6, 2007 and that now forms part of the Buffelsfontein Tailings Recovery Project
- processed 1.2 million tonnes of tailings through its MWS gold plant, producing 10,124 ounces of gold at a total cost of $527 per ounce
- began hoisting development material at its Ezulwini Mine in September, as scheduled, with a total of 9,940 tonnes hoisted by the end of the quarter
- defined initial underground and surface drilling targets related to the possible expansion of the existing Ezulwini Mine (the "Ezulwini Expansion Program")
- approved an $11.7 million capital program to construct a reclamation station and pipelines at the Buffelsfontein Tailings Recovery Project and increase the planned processing rate from 500,000 tonnes per month to 630,000 tonnes per month
- entered into an agreement with Nuclear Fuels Corporation of South Africa (Proprietary) Limited ("Nufcor") to calcine the yellowcake from First Uranium to produce uranium oxide for dispatch to converters beginning January 2009

Subsequent to the end of Q2 2008, First Uranium:

- completed an interim off-take agreement with Nufcor pursuant to which Nufcor will purchase yellowcake from First Uranium from June 2008 until January 2009 at rates based on the then prevailing spot prices
- pending completion of the Ezulwini Mine gold plant (expected in April 2008), commenced third-party toll-milling of the hoisted development material and gold ore from the Ezulwini Mine
- was granted a conditional prospecting right over an area of 6,843 hectares of property, known to contain gold and uranium minerals, adjacent to the Corporation's Ezulwini mining rights, which are comprised of 3,717 hectares

During Q3 2008, First Uranium plans to:

- hoist 30,000 tonnes of gold and uranium bearing ore at the Ezulwini Mine
- toll treat the 30,000 tonnes of ore at a yield of approximately 5.5 to 6.0 grams of gold per tonne, producing in excess of 5,500 ounces of gold
- process approximately 1.4 million tonnes of tailings through its MWS gold plant, with expected production of in excess of 9,600 ounces of gold
- complete the hydraulic mining and clean up of the remnant of MWS No. 2 tailings dam
- complete the construction of the pipeline to the MWS gold plant in November, whereafter hydraulic mining of the mineral resources in the Buffelsfontein tailings dams will commence
- commence the MWS gold plant upgrade to increase planned capacity from 500,000 tonnes per month to 630,000 tonnes per month, with completion scheduled in Q4 2008
- complete a feasibility study for the further expansion of the MWS gold plant which is targeted for completion in November 2008. The expansion will involve the construction of two additional gold plant modules and three uranium plant modules.

Financial Overview

First Uranium's primary focus has been on the development activities of the Ezulwini Mine and Buffelsfontein Tailings Recovery Project. As such, production activities to date have been limited to hydraulic mining, clean up and processing of approximately 1.6 million tonnes of tailings (0.4 million tonnes in Q1 2008 and 1.2 million tonnes in Q2 2008) from the MWS tailings dam No.2. The MWS gold mining operations generated revenue of $6.3 million in Q2 2008 and $8.4 million during the first half of FY 2008 from the sale of gold. No revenues were generated in 2007.

As the Corporation was nearing the final stages of pumping the material from the MWS tailings dam No.2, mechanical handling of the material was necessary for more effective hydraulic mining. This reduced tonnages and increased handling costs relative to a normal reclamation operation. Accordingly, the cash cost of processing and sale of gold of $4.8 million in Q2 2008 and $6.7 million during the first half of FY 2008 resulted in unit costs which were significantly higher than the long-term expectation of unit costs for this operation. The remnants of the current MWS resource is expected to be exhausted in Q3 2008 and the use of higher mechanical handling costs will cease as the Buffelsfontein dams are brought online.

General, consulting and administrative expenditures combined with the limited ore production during the development phase of the two uranium and gold projects resulted in an operating loss of $2.2 million in Q2 2008 and an operating loss of $5.4 million during the first half of FY 2008. In Q2 2007, an operating profit of $0.3 million was reported, reflecting the capitalization of shared services fees and pumping costs which had been expensed in prior accounting periods. For the first half of 2007, an operating loss of $2.7 million was incurred, reflecting expenditures in preparation of the uranium and gold projects for production, along with general and administrative expenses.

Net income of $3.1 million in Q2 2008 and $8.5 million in the first half of FY 2008 was primarily the result of foreign exchange gains on translation of net assets held in Canadian dollars and South African Rand into US dollars, along with interest income earned, partially offset by expenses. The Corporation reported net income of $0.8 million in Q2 2007, as foreign exchange translation gains and interest income more than offset expenses. A net loss of $1.5 million was incurred in the first half of FY 2007 primarily from expenditures in connection with preparing the mining projects for production and general and administrative expenses.

As at September 30, 2007, First Uranium was well funded and in a strong financial position, with total assets of $389.6 million total liabilities of $130.7 million and shareholders' equity of $258.9 million.

At the end of Q2 2008, First Uranium had cash and cash equivalents of $254.3 million (Q2 2007: $1.2 million), compared to $138.9 million at the end of FY 2007. The increase in cash and cash equivalents from the end of FY 2007 was primarily attributable to the net proceeds received from the sale of the Debentures. The Corporation believes that with anticipated revenue from future sales of uranium and gold, together with funds from the proceeds from the Offering and Debentures, it has the cash resources necessary to develop and advance its two existing mining projects to full production on schedule by 2010, as currently planned. In the meantime, the Corporation holds its funds in cash and bank-sponsored guaranteed investment certificates. It has no exposure to asset-backed commercial paper.

Operations overview

Ezulwini Mine

The Corporation has substantially re-commissioned the Ezulwini Mine and is now in the process of ramping up underground production. The Ezulwini Mine is located approximately 40 kilometres from Johannesburg on the outskirts of the town of Westonaria in Gauteng Province, South Africa. Construction activities, which involve the refurbishment of the shaft and construction of gold and uranium plants, began in earnest in December 2006, subsequent to the successful completion of the Offering. The Ezulwini Mine is part of the Ezulwini mining right, which includes certain surface and underground assets, acquired by Ezulwini Mining Company (Proprietary) Limited ("EMC").

EMC operates the Ezulwini Mine under a new order mining right as described in detail in the Corporation's Annual Information Form (www.firsturanium.com).

An accelerated schedule for commissioning all modules of the gold and uranium plants is being executed. This will result in an accelerated capital investment profile, which in turn will provide flexibility to significantly increase uranium and gold production sooner than previously planned. EMC is using construction contractors until all phases of the mill and plants are completed.

EMC continues with the main shaft rehabilitation program and refurbishment of the infrastructure in the Middle Elsburg ("ME") uranium and gold section and the Upper Elsburg ("UE") gold only section from which hoisting of ore began in October 2007. Construction of the metallurgical plant is progressing well and is expected to allow for the onsite treatment of gold by April 2008 and uranium by June 2008.

The Corporation estimates that $271 million of capital will be required for the Ezulwini Mine, $193 million of which is expected to be invested in the first four years of the project. As of the end of Q2 2008, $54.8 million has been spent ($25.7 million in Q2 2008, $9.8 million in Q1 2008 and $19.3 million during FY 2007).

Simmer & Jack is presently the registered owner of the Ezulwini mining right. On December 20, 2006, EMC and Simmer & Jack entered into an agreement (the "Ezulwini Mining Right Agreement") pursuant to which Simmer & Jack agreed to take the necessary steps to obtain all ministerial approvals in order to effect the ceding of the Ezulwini mining right from Simmer & Jack to EMC. The Corporation expects the transfer of the Ezulwini mining right to be completed in due course.

Progress on the Ezulwini main shaft refurbishment project:

- phase one of this project, which entails rock consolidation, reinforcing and long anchor support of the Western Areas Formation ("WAF") within the Ezulwini Mine shaft barrel has been successfully completed and installation of the new shaft steelwork to create a floating tower through the WAF zone has progressed well.
- phase two, which involves support of the WAF zone is currently being undertaken from the access provided by the new tower steelwork. The 250,000 tonnes per month double drum Koepe winder has been successfully re-commissioned and hoisting of gold and uranium bearing ore through the newly installed floating tower, has commenced ahead of schedule. During the last week of September 2007, 9,940 tonnes of reef development ore was hoisted to surface, which will be stockpiled for use as the initial feed for the new mill and gold plant that are scheduled to be commissioned in April 2008.
- the underground transfer belt for the gold section has also been commissioned. As a result the Ezulwini Mine has re-established sufficient hoisting capacity to meet its future production hoisting requirements.

The Corporation has continued to develop access to the Ezulwini Mine shaft de-stress cut on the UE gold only horizon on levels 38a and 41. To date 232 meters of raise development has been completed. The raise development material's average gold values are 4.5 grams per tonne over 211 centimetres and 6 grams per tonne over 175 centimetres for the MA and MB reef horizons respectively. Preparatory stoping of the 41 level MB raise has commenced. Stoping grade over a selected de-stress cut is expected to average 8.9 grams per tonne over 120 centimetres and 6.9 grams per tonne over 150 centimetres for the MA and MB raises respectively.

At the ME uranium and gold section stope production in the newly re-established 45 10B stope commenced during October 2007. The average block value for this production area is estimated at 12 grams per tonne. To date, 1,692 metres of stope face sampling has been completed in the ME section and this data is being modeled in order to provide a mineral resource update expected to be completed in November 2007. Further additional stope panel sampling awaits the installation of ventilation controls which are being installed to course the air through old areas to remove Radon gas. A second surface fan was also commissioned recently and this has doubled the underground ventilation air quantity available for opening up of the old areas.

The samples from historic stopes and current reef development were collected in accordance with industry standard practice. An independent laboratory prepared and assayed the samples using industry standard methods.

Based on existing surface stockpiles and anticipated production rates, stockpiles are expected to provide sufficient surface inventory for the uranium and gold plant commissioning.

In late October 2007 third-party toll treatment of the higher grade gold ore from the Ezulwini Mine commenced and will continue until the new gold plant at the Ezulwini Mine is commissioned. Construction of the first 50,000 tonne per month module of the gold plant is scheduled for completion in April 2008 (accelerating the original production schedule by three months) and the first 50,000 tonne per month module of the uranium plant is scheduled for completion in June 2008. Both of these projects are on schedule.

At the end of September 2007, the cleanup process on surface and underground has generated a stockpile in excess of 124,000 tonnes containing an average grade of 1.1 grams per tonne of gold or 2,810 ounces of recoverable gold, assuming an average recovery rate of 64%. This stockpile will be utilised during mill commissioning in April 2008.

Buffelsfontein Tailings Recovery Project

The Buffelsfontein Tailings Recovery Project is a uranium and gold tailings recovery operation with the gold tailings recovery operation already operating. It is located in the western portion of the Witwatersrand Basin approximately 160 kilometres from Johannesburg. Through its subsidiary, First Uranium (Proprietary) Limited ("FUSA"), the Corporation has an agreement to acquire surface tailings from Buffelsfontein Gold Mines Limited ("BGM"), a subsidiary of Simmer & Jack. Please see the Corporation's MD&A in respect of its audited consolidated financial statements for the fiscal year ended March 31, 2007 for a summary of this agreement.

The Corporation originally planned to develop and construct a processing plant at the Buffelsfontein surface tailings site to reprocess these tailings and to recover uranium and gold. However, with the acquisition of MWS, the Corporation acquired an operating gold mine tailings re-processing facility and remains of a historic uranium plant adjacent to and now part of the Buffelsfontein Tailings Recovery Project. By November 2008, the Corporation expects to double the size of the gold recovery plant and commission the first two modules of the uranium recovery plant.

FUSA plans to conduct hydraulic mining of tailings dams on the Buffelsfontein property using high pressure water cannons to slurry the tailings which will then be pumped to a processing plant for the recovery of uranium and gold. The tailings from Buffelsfontein will be transported via the soon to be completed pipeline to the MWS gold plant that will be expanded to replace that originally planned at the Buffelsfontein mine site. The Corporation also proposes to acquire the right to process three small additional tailings dams. A prospecting right for these additional dams has been accepted by the South African Department of Minerals and Energy (the"DME").

The pipeline, originally scheduled to be commissioned during October 2007, has been delayed slightly to November due to excessive rain which resulted in a loss of ten days on earth and civil work at the reclamation sump area and late delivery of pumps.

The MWS operation is hydraulically mining the remnant of its current resource, which is due to be exhausted by December 2007. The operation requires mechanical loading and placement of the remnant material, temporarily increasing the operating cost significantly. The operation produced 10,124 ounces of gold in Q2 2008 and will continue in Q3 2008, with expected production in excess of 9,600 ounces of gold. The Buffelsfontein tailings dams are expected to be brought online when the material from the MWS tailings dams is exhausted. This will result in production and average costs reverting to the planned targets as per the Technical Report Preliminary Assessment of the Buffelsfontein Project prepared by Scott Wilson RPA, and last revised on May 22, 2007.

The Corporation is in the process of expanding the existing MWS plant to increase capacity from the planned rate of 500,000 tonnes per month to an average of 630,000 tonnes per month. This expansion project is scheduled for completion by the end of March 2008.

Technical Disclosure Note:

Technical disclosure under the heading "Ezulwini Mine" relating to the samples of historic stopes and current reef development in this MD&A is extracted from studies prepared in accordance with NI 43-101 by Daan Van Heerden, Pr.Eng of South African mining and exploration consultants, Minxcon (Proprietary) Limited and Dexter Ferraira of Lower Quartile Solutions (Proprietary) Limited. Mr. Van Heerden and Mr. Ferreira are Qualified Persons as defined in NI 43-101 and they have reviewed the technical disclosure contained in this MD&A that was extracted from their report.

Technical disclosure under the heading "Ezulwini Mine" relating to the stockpiles sampled in this MD&A is extracted from studies prepared in accordance with NI 43-101 by Warren de Wit who has a Mine Surveyors Certificate of competency, National Diploma for technicians, Registered with PLATO:00051. Mr. de Wit is a Qualified Person as defined in NI 43-101 and he has reviewed the technical disclosure contained in this MD&A that was extracted from his report.

Results of Operations

Revenue

	Q2 2008	Q2 2007	2008 YTD	2007 YTD
Buffelsfontein Tailings Recovery Project				
Tonnes processed (kt)	1,227	–	1,629	–
Ounces of gold sold	10,124	–	13,544	–
Average price per ounce ($)	618	–	623	–
Average cost per ounce ($)	527	–	561	–
Average cash cost per ounce ($)	472	–	497	–
Revenue ($000s)	6,253	–	8,436	–
Cost of production ($000s)	(4,780)	–	(6,736)	–
Amortization ($000s)	(563)	–	(862)	–
Total cost of production ($000s)	(5,343)	–	(7,598)	–
Profit from mining operations ($000s)	910	–	838	–

"Cash Costs" are costs directly related to the physical activities of producing gold, and include mining, processing and other plant costs, third-party refining and smelting costs, marketing expense, on-site general and administrative costs, royalties, in-mine drilling expenditures that are related to production and other direct costs. Sales of by-product metals are deducted from the above in computing cash costs. Cash costs exclude depreciation, depletion and amortization, corporate general and administrative expense, exploration, interest, and pre-feasibility costs and accruals for mine reclamation. Cash costs are calculated and presented using the "Gold Institute Production Cost Standard" applied consistently for all periods presented.

Total cash costs per ounce is a non-GAAP measurement and investors are cautioned not to place undue reliance on it and are urged to read all GAAP accounting disclosures presented in the consolidated financial statements and accompanying footnotes.

Revenue for Q2 2008 and the first half of FY 2008 as presented above was generated solely from the processing of MWS tailings material and sale of the related gold at the current MWS operations, which are included as part of the Buffelsfontein Tailings Recovery Project.

Unit costs from June 6, 2007 to the end of Q2 2008 are significantly higher than the long-term expectation of unit costs for this operation as the acquired tailings dams are nearing the end of their productive life. Cleaning up the remaining tailings from MWS tailings dam No. 2 requires mechanical loading and placement near the hydraulic mining operation which reduces tonnages and increases the handling costs relative to a normal reclamation operation. Upon completion of the pipeline from the Buffelsfontein No. 2 tailings dam to the MWS gold plant during November 2007 and when the hydraulic mining of the untouched tailings dams consistently runs at full capacity, First Uranium expects that the cash costs to produce gold at the expanded MWS gold plant will be approximately $310 per ounce. When the MWS gold plant is expanded in November 2008, unit costs are expected to be reduced from current levels.

The Corporation had no production during FY 2007.

Other income

(thousands of dollars)	Q2 2008	Q2 2007	2008 YTD	2007 YTD
Other income	897	–	897	–

Other income primarily includes fees for sludge pumping services to a third party and hostel rental income at the Ezulwini Mine. There was no such income during the same period last year.

Expenditures

(thousands of dollars)	Q2 2008	Q2 2007	2008 YTD	2007 YTD
General, consulting and administrative expenditures	(2,520)	(5)	(4,490)	(1,377)
Stock-based compensation	(663)	–	(1,434)	–
Pumping, feasibility and rehabilitation costs	(721)	263	(1,068)	(1,274)
Amortization of property, plant and equipment	(69)	–	(97)	–
Total expenditures	(3,973)	258	(7,089)	(2,651)
Operating income (loss)	(2,166)	258	(5,354)	(2,651)

General, consulting and administrative expenditures included $1.7 million and $3.2 million for Q2 2008 and the first half of FY 2008, respectively, in respect of employee compensation costs, consulting and professional fees, as well as fees paid to Simmer & Jack for services provided pursuant to the Shared Services Agreement (see "Related Party Transactions") of $0.3 million and $0.6 million for Q2 2008 and the first half of FY 2008, respectively. During Q2 2008, $0.1 million ($0.4 million in the first half of FY 2008) in fees paid to Simmer & Jack, representing costs directly related to mine development activities were capitalized. For Q2 2007 and the first half of FY 2007 the employee compensation costs, consulting and professional fees were $1.3 million for both periods, inclusive of $0.8 million fees paid to Simmer & Jack. Shared services fees of $0.3 million that were expensed in prior periods, were capitalized during Q2 2007 and the first half of FY 2008. This resulted in the lower general, consulting and administrative costs reported in Q1 2007 and the first half of FY 2007.

Higher general, consulting and administrative expenses in Q2 2008 and the first half of FY 2008, primarily reflect the higher project development activities, the costs of corporate offices in Johannesburg and Toronto and other expenses of operating a public company, which were not applicable in Q2 2007 and in the first half of FY 2007.

The Q2 2008 stock-based compensation expense reflects the amortized cost of 1,223,001 stock options granted during FY 2007 and the amortized cost of 116,429 stock options granted during the first half of FY 2008. The fair value of the stock-based compensation was estimated using the Black-Scholes option pricing model.

Pumping costs at the Ezulwini Mine remained relatively unchanged year over year, but feasibility costs decreased. Feasibility assessment activities were higher during the first half of FY 2007, as the Corporation initiated early reviews in respect of re-commissioning of the Ezulwini Mine. Included in the costs for Q2 2008 and first half of FY 2008 are rehabilitation costs incurred at the MWS operations of $0.4 million. A review of pumping and feasibility costs incurred in May and June 2006 resulted in the transferral of $0.3 million of these costs to capital in Q2 2007. The capitalization of the pumping and feasibility costs during the first half of FY 2007 of $5.2 million also resulted in the higher costs compared to the costs in the first half of FY 2008.

Amortization of property, plant and equipment in Q2 2008 and the first half of FY 2008 relate to amortization of non-mining assets such as computer equipment and software, furniture and equipment and motor vehicles. There was no amortization during the same periods of FY 2007.

Non-operating Income and Expenses

(thousands of dollars)	Q2 2008	Q2 2007	2008 YTD	2007 YTD
Operating income (loss)	(2,166)	258	(5,354)	(2,651)
Interest income	4,110	69	8,373	139
Interest expense	(1,502)	(204)	(2,459)	(348)
Accretion expense on the Debentures	(3,307)	–	(4,378)	–
Foreign exchange gains	5,967	663	12,391	1,408
Net income (loss) before income taxes	3,102	786	8,573	(1,452)

Interest income in Q2 2008 and during the first half of FY 2008 represents interest earned on the net proceeds from the Offering and the Debentures. Cash balances have been invested in short-term deposits with the Corporation's bankers until required for capital expenditures or to fund operating costs.

Interest expense in Q2 2008 and the first half of FY 2008 consists of the interest paid and or accrued on the Debentures. The interest expense during the same periods of FY 2007 consisted of the non-capital portion of interest paid by EMC on the loan payable to Simmer & Jack. The accretion expense in Q2 2008 and during the first half of FY 2008 relates to the Debentures. (See Note 11 to the interim financial statements.)

The Corporation's net assets are held in Canadian dollars ("Cdn$") and South African Rand ("ZAR"), while its accounts are presented in US dollars. During the reporting periods for FY 2008 and FY 2007, the Canadian dollar and South African Rand both appreciated relative to the value of the US dollar. The translation of the stronger currency assets (Cdn$ and ZAR) into US dollars for reporting purposes resulted in the foreign exchange translation gain in the second quarter and the first half of both FY 2008 and FY 2007. The larger foreign exchange translation gain in Q2 2008 and in the first half of FY 2008 reflects the significant weakening of the US dollar, particularly with respect to the Cdn$, but also relative to the ZAR.

Net income

Net income in Q2 2008 and the first half of FY 2008 increased year over year primarily as a result of the net foreign exchange translation gains and interest income earned, net of operating expenses. The net loss in the first half of FY 2007 reflects expenditures in connection with preparing its two uranium and gold projects for production.

Use of Proceeds

Offering

Pursuant to the Offering in December 2006, First Uranium raised total net proceeds of $177.7 million of which $72.8 million had been expended as at September 30, 2007 leaving a balance on hand at that date of $104.9 million:

	Use of net proceeds			
(millions of dollars)	To September 30, 2007	During Q2 2008	During Q1 2008	During FY 2007
Development of the Ezulwini Mine	(54.8)	(25.7)	(9.8)	(19.3)
Development of the Buffelsfontein Tailings Recovery Project	(7.6)	(5.4)	(0.7)	(1.5)
Repayment of indebtedness owed by EMC to Simmer & Jack	(14.1)	–	–	(14.1)
Purchase of the Ezulwini Mine infrastructure	(8.9)	–	–	(8.9)
Working capital and general corporate purposes	12.6	0.6	3.4	8.6
Total	(72.8)	(30.5)	(7.1)	(35.2)

While First Uranium intends to apply the net proceeds of the Offering approximately as disclosed in the Corporation's MD&A in respect of its audited consolidated financial statements for the fiscal year ended March 31, 2007, such uses are by definition, based on estimates and assumptions and are subject to variance. In addition, there may be circumstances where, for sound business reasons, a re-allocation of the funds may be necessary or advisable.

Debentures

The Corporation intends to use the net proceeds from the issue of the Debentures to: fund the Ezulwini Expansion Program which is designed to determine the potential for a possible expansion of the Ezulwini Mine; and together with the balance of the net proceeds of the Offering, fund the development of the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project; and for general corporate purposes. The net proceeds of $130.6 million from the issue of the Debentures are currently held in Canadian dollar denominated short-term deposits bearing interest at 4.75% per annum. The approval of the South African Reserve Bank ("SARB") pursuant to the issue of the Debentures includes a condition that the Corporation transfers the net Debenture proceeds to bank accounts of the Corporation in South Africa and convert the funds to South African rand by May 3, 2008.

First Uranium believes that the net Debenture proceeds and the unused portion of the net proceeds of the Offering, are sufficient to fund its plans for the near-term development of the Ezulwini Mine, the Ezulwini Expansion Program and the Buffelsfontein Tailings Recovery Project expenditures, as adjusted to reflect changed project capital with the acquisition of MWS.

Cash flows

Quarterly Cash Flow

(thousands of dollars)	Q2 2008	Q2 2007
Cash flows (utilized in) generated from operating activities	(455)	4,577
Cash flows utilized on investing activities	(26,892)	(4,629)
Cash flows from financing activities	342	–
Net effect of exchange rates on cash held in foreign currencies	6,103	–
Net decrease in cash and cash equivalents for the period	(20,902)	(52)
Cash and cash equivalents at beginning of period	275,234	1,210
Cash and cash equivalents at end of period	254,332	1,158

The cash utilized by operating activities in Q2 2008 reflects net operating expenses offset by net interest received during the quarter. The cash generated from operating activities in Q2 2007 was mainly the result of a reduction in net receivables from related parties and increased accruals.

Investing activities used $26.9 million in Q2 2008, inclusive of capital expenditures of $20.1 million on the Ezulwini Mine and $5.6 million on the Buffelsfontein Tailings Recovery Project. The cash utilized on investing activities in Q2 2007 were primarily represented by capitalized pumping costs at the Ezulwini Mine (capitalized as part of mine development expenditures).

Cash generated from financing activities in Q2 2008 is the result of 51,095 share options exercised during the quarter.

The net effect of exchange rates on cash held in foreign currencies (Cdn$ and ZAR) in Q2 2008 is primarily the result of the Debenture proceeds held in cash and the debt portion of the Debentures translated to US dollars at the exchange rate in effect at the end of the quarter, whilst the equity portion of the Debentures was translated to US dollars at the rate in effect on the date that the Debentures were issued.

First Half Cash Flow

(thousands of dollars)	2008 YTD	2007 YTD
Cash flows from operating activities	14,897	5,089
Cash flows utilized on investing activities	(40,704)	(5,219)
Cash flows from financing activities	130,903	728
Net effect of exchange rates on cash held in foreign currencies	10,322	–
Net increase in cash and cash equivalents for the period	115,418	598
Cash and cash equivalents at beginning of period	138,914	560
Cash and cash equivalents at end of period	254,332	1,158

The cash generated from operating activities in the first half of FY 2008 was derived from net interest received and the payment during Q1 2008 of the amounts receivable from related parties ($5.1 million and $1.7 million, respectively from Simmer & Jack and FUSA), offset by increases in accounts receivable (mainly value-added tax recoverable). The cash generated from operating activities in the first half of FY 2007 was mainly the result of a reduction in net receivables from related parties and an increase in accrued liabilities.

The cash utilized on investing activities in the first half of FY 2008 relates primarily to capital expenditures of $35.5 million at the Ezulwini Mine and $6.2 million on the Buffelsfontein Tailings Recovery Project. The cash utilized for investing activities in the first half of FY 2007 relates to capitalized pumping costs at the Ezulwini Mine.

The cash generated from financing activities was attributable to the proceeds of $130.6 million raised from the issue of the Debentures on May 3, 2007.

The net effect of exchange rates on cash held in foreign currencies (Cdn$ and ZAR) during the first half of FY 2008 are primarily the result of the Debenture proceeds held in cash and the debt portion of the Debentures translated to US dollars at the exchange rate in effect at the end of the quarter, whilst the equity portion of the Debentures was translated to US dollars at the rate in effect on the date that the Debentures were issued.

Financial Position and Liquidity

Assets

Cash and cash equivalents increased by $115.4 million during the first half of FY 2008 to $254.3 million. The increase is primarily the result of the $130.6 million of Debenture net proceeds, cash from operating activities and translation gains on cash held in currencies other than the US dollars, partially offset by capital expenditures of $35.5 million at the Ezulwini Mine and $6.1 million at the Buffelsfontein Tailings Recovery Project.

Accounts receivable of $8.2 million at September 30, 2007 (FY 2007: $1.7 million) were comprised primarily of value-added tax and goods and services tax recoverable of $6.2 million relating to capital expenditures on the two uranium and gold projects.

Inventories of $2.9 million at September 30, 2007 (FY 2007: $0.3 million) mainly consisted of the $1.3 million gold work-in-progress from the MWS operations. At the end of the quarter the Corporation also included stockpiles at the Ezulwini Mine that were on surface, measured and valued at $0.9 million.

Non-current assets increased to $124.1 million at September 30, 2007 (FY 2007: $33.7 million), reflecting expenditures on property, plant and equipment at the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project ($35.5 million and $6.1 million respectively) and the property, plant and equipment of $41.1 million acquired with the MWS purchase.

The increase in asset retirement funds to $5.1 million (FY 2007: $2.8 million) is primarily the result of the $2.0 million environmental rehabilitation trust fund assumed by the Corporation on the acquisition of the MWS operations on June 6, 2007.

Investing activities

During Q2 2007, investing activities were represented primarily by pumping costs incurred and capitalized to mine development expenditures.

Liabilities

As of September 30, 2007, total liabilities were $130.7 million (FY 2007: $11.1 million), consisting mainly of the debt portion of the Debentures of $99.0 million, accounts payable and accrued liabilities of $13.1 million (FY 2007: $5.7 million), the future tax liability in the amount of $10.4 million, arising from the MWS acquisition and the asset retirement obligation of $7.9 million (FY 2007: $5.3 million) relating to the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project.

The increase in accounts payable and accrued liabilities at September 30, 2007 reflects payables in respect of capital costs of $6.8 million for the Ezulwini Mine, trade payables of $2.5 million related to the MWS operations and accrued interest on the Debentures of $1.5 million.

The payable to a related party of $0.3 million (FY 2007: Nil) consists of the shared services fee payable to Simmer & Jack pursuant to the terms of the Shared Services Agreement.

Liquidity and Capital Resources

At September 30, 2007, First Uranium had working capital of $252.1 million (FY 2007: $142.0 million). The significant increase in working capital is mainly attributable to the inclusion of $130.6 million net proceeds from the issue of the Debentures during Q1 2008 partially offset by the $40.7 million cash utilized in investing activities during the first half of FY 2008.

First Uranium anticipates that future capital requirements relating to development of the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project, as currently planned, will be funded from existing cash resources (a combination of the proceeds from the Offering and the Debentures) and from internal cash flow.

Capital investments of $148.0 million and $270.6 million are planned to complete the construction of the Buffelsfontein Tailings Recovery Project and the Ezulwini Mine, respectively, for which $34.8 million (FY 2007: $5.2 million) of current commitments exist. As at September 30, 2007, cumulative expenditures for property, plant and equipment in Q2 2008 were $62.4 million ($31.1 million in Q2 2008, $10.5 million in Q1 2008 and $20.8 million in FY 2007).

Exploration budgets of $30 million for the Ezulwini Mine and $10 million for the contiguous properties to the north-east and south-east of the Ezulwini Mine have been approved by the Board of Directors. The extent to which the budgeted amounts are spent depends on the ongoing exploration results. No exploration costs were incurred during the first half of FY 2008, although current commitments of $0.3 million existed as at September 30, 2007. The exploration expenditures are expected to be funded from available working capital.

First Uranium had executed a mandate letter and term sheet with Investec Bank Limited ("Investec") in respect of potential debt financing, which was originally planned to be used towards the development of the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project. The need for this facility as originally contemplated was eliminated as a result of the Debenture issue. The Corporation is, however, continuing with the process of satisfying certain conditions precedent and is in discussions with Investec to establish a general corporate credit facility, which would be available as required to fund short-term cash needs.

As at September 30, 2007, First Uranium had the following contractual obligations:

	Payments due by date				
(millions of dollars)	Less than 1 year $000	1-3 Years $000	4-5 Years $000	After 5 Years $000	Total $000
Operating leases	13	12	-	-	25
Purchase obligations	34,748	-	-	-	34,748
Capital lease obligations	87	268	68	-	423
Asset retirement obligations	-	-	-	7,941	7,941
Senior unsecured convertible debentures	-	-	135,060	-	135,060
Total contractual obligations	34,848	280	135,128	7,941	178,197

Summary of Quarterly Results

The table below sets out selected financial data for the periods indicated (as derived from First Uranium's consolidated financial statements):

Fiscal Quarters Ended (thousands of dollars, except per share amounts)	Total Assets	Net Income/(Loss)	Basic and Diluted Earnings/ (Loss) per Share	Long Term Liabilities
September 30, 2007	389,554	3,051	0.02	117,349
June 30, 2007	373,549	5,471	0.04	118,900
March 31, 2007 (audited)	181,427	(2,689)	(0.02)	5,377
December 31, 2006	195,374	(3,787)	(0.04)	Nil
September 30, 2006	8,839	786	0.01	Nil
June 30, 2006	4,120	(2,238)	(0.03)	Nil
March 31, 2006 (audited)	3,433	(4,656)	(0.05)	Nil
December 31, 2005	4,519	(2,201)	(0.03)	Nil
September 30, 2005	n/a	n/a	n/a	n/a

Outlook

In November 2007, the Corporation will finalize the integration of MWS into the Buffelsfontein Tailings Recovery Project by completing the pipeline from the Buffelsfontein tailings dams to the MWS gold plant. Upon completion of the pipeline, hydraulic mining of the Buffelsfontein tailings dams is expected to commence, increasing gold production in respect of the Buffelsfontein Tailings Recovery Project from an annualized rate of 38,000 ounces to an annualized rate of 54,000 ounces. Average cash costs per ounce of gold produced are expected to decrease from the current average cash cost of $497 per ounce for the first half of FY 2008 to approximately $310 per ounce.

In addition, the Corporation expects to complete the full feasibility study for the Buffelsfontein Tailings Recovery Project's new gold and uranium plant modules. The MWS assets include an operating gold plant. The second module of the gold plant and the first two modules of the uranium plant are expected to be commissioned in November 2008.

In October, 2007, third-party toll treatment of higher grade gold ore from the Ezulwini Mine commenced. The current plan is for the Ezulwini Mine to process gold and uranium at its own plants by April and June 2008, respectively.

In Q3 2008, the Corporation expects to process 1.4 million tonnes of tailings through its MWS gold plant, with expected production in excess of 9,600 ounces of gold.

The spot price for uranium rose to $136 per pound at the end of June, softened to $75 per pound and has recently risen to $90 per pound. Management believes that the $50 per pound assumption upon which the project economics were based remains reasonable and conservative. The Corporation has not yet signed any contracts that have defined commitments to supply uranium.

First Uranium has entered into an agreement with Nufcor pursuant to which Nufcor will calcine the yellowcake from First Uranium to produce uranium oxide for dispatch to converters beginning January 2009. The Corporation has also entered into an off-take agreement with Nufcor, for the period from startup of the uranium plant at the Ezulwini Mine in June 2008 to January 2009, to purchase First Uranium's yellowcake production at rates based on the then prevailing spot prices.

The Corporation has no plans to hedge the price it receives for its gold production at this time.

The spot price for gold was $832 per ounce as of November 9, 2007. Management believes that the $500 per ounce assumption upon which the project economics were based remains reasonable and conservative.

Offsetting the higher price assumptions, mine construction costs have risen for labour, reflecting higher negotiated wage settlements across the sector, and for materials, such as steel and concrete. First Uranium has included assumptions for higher costs into its revised technical reports and into planning assumptions for the future.

Based on the most recent technical reports published for each project in May 2007, the co-product costs for the Ezulwini Mine are expected to be $297 (down from $315) per ounce for gold and $30 (up from $25) per pound for uranium and for the Buffelsfontein Tailings Recovery Project co-product costs are expected to be $220 (down from $235) per ounce for gold and $22 (up from $19) per pound for uranium.

The development and production of both of the Corporation's current projects continues on schedule and on budget. At the Ezulwini Mine, construction is well underway to commission a gold plant in April 2008 and a uranium plant in June 2008. In November 2007, the Corporation expects to complete a feasibility study and begin the construction at the Buffelsfontein Tailings Recovery Project to double the gold plant capacity and commission the first two modules of the uranium plant by November 2008.

First Uranium is confident that the combination of the net proceeds from First Uranium's earlier equity and debenture offerings and internal cash flow, given current prices for uranium and gold, will be sufficient to fully fund the development of the Corporation's two projects and to advance them to full production by 2010.

Related Party Transactions

On December 20, 2006, First Uranium and Simmer & Jack entered into a shared services agreement (the "Shared Services Agreement"). For a description of the shared services agreement, see the Corporation's MD&A in respect of its audited consolidated financial statements for the fiscal year ended March 31, 2007. During Q2 2008 the Corporation paid $0.5 million for shared services to Simmer & Jack ($1.0 million in the first half of FY 2008) pursuant to the terms of the Shared Services Agreement. During Q2 2007, the Corporation paid $0.4 million for shared services relating to the operations to Simmer & Jack ($0.8 million in the first half of FY 2007).

Prior to December 2006, the Corporation shared its premises with other companies that had common directors and reimbursed the related companies for its proportional share of expenses or was reimbursed by the related companies for their proportional share of expenses. During Q2 2007, the Corporation was charged $0.6 million for consulting services provided by related directors, officers and consultants of the Corporation.

First Uranium has agreed to reimburse Simmer & Jack for 50% of the fees (to a maximum of ZAR125,000 per month) that Simmer & Jack is required to pay to an empowerment company for consulting. During Q2 2008 and the first half of FY 2008, the Corporation paid $0.06 million and $0.1 million, respectively, to Simmer & Jack in connection with such services.

The $0.3 million amount payable at the end of Q2 2008 by First Uranium to Simmer & Jack are as a result of transactions pursuant to the Shared Services Agreement and are in the normal course of business.

Waterpan Mining Consortium ("Waterpan") currently holds a 10% shareholding in EMC. On December 20, 2006, Waterpan, First Uranium Limited ("FUL") and the Corporation entered into a purchase agreement (the "Waterpan Purchase Agreement") pursuant to which Waterpan agreed to sell its shares in EMC to FUL and as consideration for such sale, First Uranium will issue 6,141,009 common shares of First Uranium to Waterpan (the "Waterpan Shares"). The closing of the transaction is subject to approval of SARB. Certain shareholders of Waterpan are officers or employees of First Uranium or directors of its subsidiaries.

On September 27, 2007, the Board approved a housing loan in the amount of Cdn$1 million to the President and Chief Executive Officer of First Uranium for the purpose of facilitating the relocation of his family to Toronto, where the corporate office is located. The loan carries interest at 4% payable monthly in arrears, is for a term of six years from date of closing of the purchase of a family residence and is unsecured. The loan was advanced on October 17, 2007.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and reported amounts of revenues and expenditures during the reporting period. Note 2 of the interim financial statements describes all of the Corporation's significant accounting policies.

Changes in accounting policies

Effective April 1, 2007, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1530 – Comprehensive Income, Section 3855 – Financial Instruments – Recognition and Measurement and Section 3865 – Hedges. The adoption of these new standards resulted in changes in the accounting for financial instruments and hedges, as well as the recognition of certain transition adjustments. As provided under the standards, the comparative consolidated financial statements have not been restated.

The adoption of these Sections is done retroactively without restatement of the consolidated financial statements of prior periods. There was no impact on the consolidated balance sheet of as at April 1, 2007.

The effect of these changes in the accounting policies on net income for Q1 2008 is not significant.

Effective April 1, 2007, the Corporation adopted the revised Section 1506 – Accounting Changes relating to changes in accounting policies, changes in accounting estimates, and errors. Adoption of these recommendations had no effect on the consolidated financial statements for the Q1 2008, except for the disclosure of accounting changes that have been issued by the CICA but have not yet been adopted by the Corporation because they are not effective until a future date (refer to Future accounting standards below).

Future accounting standards

In February 2007, the CICA issued the following pronouncements:

Section 1535, Capital Disclosures, which is effective for the Corporation for the fiscal year beginning April 1, 2008. This standard requires disclosure of information that enables users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital. The adoption is not expected to have a significant effect on the Corporation's financial statements.

Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation, which are effective for the Corporation for the fiscal year beginning April 1, 2008. The objective of Section 3862 is to provide financial statement disclosure to enable users to evaluate the significance of financial instruments for the Corporation's financial position and performance and the nature and extent of risks arising from financial instruments that the Corporation is exposed to during the reporting period and the balance sheet date and how the Corporation is managing those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Corporation's financial position, performance and cash flows.

In March 2007, CICA approved Handbook Section 3031 – Inventories, which replaces the existing Section 3030 – Inventories. This standard is effective for the Corporation for interim and annual financial statements relating to the fiscal year beginning April 1, 2008. The standard provides more guidance on the measurement and disclosure requirements for inventories.

The Corporation is currently assessing the impact of these new accounting standards on its financial statements.

Outstanding Share Data

	Q2 2008	Q2 2007	2008 YTD	2007 YTD
Common shares outstanding at beginning of period	124,780,027	88,336,047	121,686,147	87,536,047
Share issued	51,095	–	3,145,075	800,000
Common shares outstanding at end of period	124,831,222	88,336,047	123,831,222	88,336,047
Unexercised stock options outstanding at end of period	1,259,763	–	1,259,763	–
Average strike price of outstanding options (Cdn$)	7.67	–	7.67	–

As at November 9, 2007, First Uranium had 124,831,222 common shares outstanding and there were 1,259,763 unexercised stock options outstanding, at an average strike price of Cdn$7.67 per share.

As at September 30, 2007 and November 9, 2007, First Uranium also had $135.1 million (Cdn$150 million) principal amount of Debentures outstanding which are convertible into 60.9013 common shares of First Uranium for each Cdn$1,000 principal amount of Debentures, representing 9,135,195 common shares.

Risks and Uncertainties

Uncertainties

There are a number of uncertainties in the mining business of First Uranium that are beyond First Uranium's control, including:

- demand and prices for the Corporation's future production of uranium and gold
- government legislation regarding mining companies in South Africa
- securities regulation regarding public listed companies in Canada and South Africa
- foreign exchange rates
- interest rates
- the decisions and activities of the Corporation's competitors in the uranium and gold mining business, which impact the supply of uranium and the demand for available services, construction materials, labour and the rights for prospecting and mining
- the continued endorsement of nuclear power as a preferred source for the world's energy needs
- the decisions of investors to continue to buy and hold the securities of the Corporation
- natural disasters, war or random occurrences or acts that could result in a material change to economic and market performance, business conditions or operations

Risks

In addition, First Uranium is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, certain business, operational and market risks. For a discussion of the Corporation's risks please refer to the Corporation's MD&A in respect of its audited consolidated financial statements for the fiscal year ended March 31, 2007, the 2007 Annual Information Form and other filings, which are available on the Corporation's website www.firsturanium.com and on www.sedar.com or upon request from the Corporation.

Construction costs

First Uranium is in the development stage and is building its gold and uranium plants. To complete the construction of these plants requires steel, concrete and construction tradespeople. With the vast amount of construction underway in South Africa, materials and construction tradespeople are difficult to acquire and retain, particularly in light of the upcoming World Cup of soccer in South Africa in 2010 and the high metal prices, which has driven the demand for new mines and plants around the world. As a result of this high demand, structural steel prices, for example, have risen by over 30% in the last 18 months.

To mitigate this risk, First Uranium has secured its supply of materials and tradespeople for the construction of the mills and the gold and uranium plants for the planned modules of the Ezulwini Mine.

For the Buffelsfontein Tailings Recovery Project, the required materials to expand the gold plant and build the uranium plant have not yet been secured. To mitigate the impact of rising costs, the Corporation has decided to skip the pre-feasibility step and accelerate the project's final feasibility study for completion by the end of November 2007, thus enabling orders for the required materials to be placed as soon as possible.

Labour

A trend that could increase risk for the Corporation would be the heightened labour unrest in South Africa. Workers at various South African mining operations have been demanding, through their unions, higher compensation as a result of increased revenues in the mining sector being driven by heightened mineral prices. Strikes have been threatened during some of the negotiations. First Uranium has mitigated the threat of work stoppages by negotiating recent settlements with unions represented at its operations.

Similarly, workers in other industries have been demanding higher compensation and threatening strike action. One such example is the strike by petroleum workers in early August which limited the supply of petrol. Strikes in the public sector and service industries, if protracted, have the potential to disrupt the development of the Corporation's two projects. No material delays have been experienced to date and the projects are on track for their scheduled completion dates.

Additional Information

Additional information relating to First Uranium is included in the Corporation's Annual Information Form dated June 13, 2007 and it is available on SEDAR at www.sedar.com.

Forward-looking Information

This MD&A and consolidated financial statements for the period ended September 30, 2007 contain certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses and title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Corporation's expectations as at the date of this MD&A; (ii) actual results may differ materially from the Corporation's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Corporation cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this MD&A, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) approvals to transfer or grant, as the case may be, mining rights or prospecting rights will be obtained; (ii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iii) mineral resource estimates are accurate; (iv) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (v) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vi) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Corporation and their investment in the Corporation's common shares to a sufficient level to continue to support the Corporation's compliance with 2014 BEE requirements; and (vii) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

Form 52-109F2 - Certification of Interim Filings

I, Gordon Miller, President and Chief Executive Officer of First Uranium Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of First Uranium Corporation (the "issuer") for the period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED this 9th day of November, 2007

"Gordon T. Miller" (signed)

Gordon T. Miller
President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Emma Oosthuizen, Senior Vice President and Chief Financial Officer of First Uranium Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of First Uranium Corporation (the "issuer") for the period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED this 9th day of November, 2007

"Emma Oosthuizen" (signed)

Emma Oosthuizen
Senior Vice President and Chief Financial Officer

first Uranium

CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
for the three months ended June 30, 2007 and June 30, 2006

The interim consolidated financial statements contained herein have not been reviewed or audited by the Corporation's independent auditors.

First Uranium Corporation
Consolidated Balance Sheet (unaudited)
(in United States Dollars)

	Notes	**As at June 30, 2007 US$'000**	As at March 31, 2007 US$'000
ASSETS			
Current assets			
Cash and cash equivalents		**275,234**	138,914
Accounts receivable	5	**3,772**	1,713
Inventories	6	**1,345**	292
Amount receivable from related party	21	**890**	6,763
		281,241	147,682
Non-current assets			
Property, plant and equipment	7	**87,433**	30,954
Asset retirement funds	8	**4,875**	2,791
		92,308	33,745
Total assets		**373,549**	181,427
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities	10	**9,350**	5,702
Current portion of lease obligations	11	**13**	-
Amount payable to related party	21	**156**	-
		9,519	5,702
Non-current liabilities			
Senior unsecured convertible debentures	12	**89,266**	-
Asset retirement obligations	13	**9,011**	5,377
Lease obligations	11	**15**	-
Future tax liability	4	**11,089**	-
		109,381	5,377
SHAREHOLDERS' EQUITY			
Share capital	14	**214,230**	182,673
Contributed surplus	15	**3,230**	2,460
Equity portion of senior unsecured convertible debentures	12	**46,503**	-
Accumulated deficit		**(9,314)**	(14,785)
Accumulated other comprehensive income	3	**-**	-
		254,649	170,348
Total equity and liabilities		**373,549**	181,427

See accompanying notes to the Consolidated Financial Statements

First Uranium Corporation

Consolidated Statement of Operations and Deficit and Other Comprehensive Income (unaudited)

(in United Stated Dollars)

	Notes	For the three months to June 30, 2007 US$'000	For the three months to June 30, 2006 US$'000
Revenue		**2,183**	-
Cost of sales		**(2,255)**	-
Loss from mining operations		**(72)**	-
Expenditures		**(3,220)**	(2,910)
General, consulting and administrative expenditures	21	**2,075**	1,373
Stock-based compensation	15	**770**	-
Pumping and feasibility costs		**347**	1,537
Amortization of property, plant and equipment	7	**28**	-
Operating loss		**(3,292)**	(2,910)
Interest income	21	**4,366**	70
Interest expense	21	**(957)**	(144)
Accretion expense on convertible debentures	12	**(1,071)**	-
Foreign exchange gains	16	**6,425**	746
Net income (loss) before income taxes		**5,471**	(2,238)
Provision for income taxes		**-**	-
Net income (loss) for the period		**5,471**	(2,238)
Accumulated deficit at the beginning of the period		**(14,785)**	(6,857)
Accumulated deficit at the end of the period		**(9,314)**	(9,095)
Basic and diluted earnings (loss) per common share (US$)	17	**0.04**	(0.03)
Net income (loss)		**5,471**	(2,238)
Adjustments		**-**	-
Comprehensive income (loss)	3	**5,471**	(2,238)

See accompanying notes to the Consolidated Financial Statements

First Uranium Corporation

Consolidated Statement of Cash Flows (unaudited)

(in United Stated Dollars)

	Notes	For the three months to June 30, 2007 US$'000	For the three months to June 30, 2006 US$'000
Net income (loss) for the period		**5,471**	(2,238)
Changes not affecting cash:			
- Interest income	18.1	**(197)**	(70)
- Interest expense		**-**	144
- Accretion expense on convertible debentures		**1,071**	-
- Amortization on property, plant and equipment		**327**	-
- Contributions to asset retirement funds		**105**	-
- Stock-based compensation	15	**770**	-
Net income (loss) after interest and non-cash items		**7,547**	(2,164)
Movement in working capital:			
- Increase in inventories		**355**	-
- Increase in accounts receivable		**(813)**	(40)
- (Increase)/decrease in net amounts receivable from related parties	18.2	**6,086**	2,245
- Decrease in accounts payable and accrued liabilities		**(3,091)**	471
Cash flows from operating activities		**10,084**	512
Additions to property, plant and equipment	18.3	**(9,812)**	(590)
Net cash movement on acquisition of MWS	18.4	**1,310**	-
Cash flows from investing activities		**(8,502)**	(590)
Issuance of senior unsecured convertible debentures (net of issue costs)	12	**130,561**	-
Proceeds from shares issuance (net of issue costs)	14	**-**	728
Cash flows from financing activities		**130,561**	728
Net effect of exchange rate changes on cash held in foreign currencies		**4,177**	-
Net increase in cash and cash equivalents for the period		**136,320**	650
Cash and cash equivalents at beginning of the period		**138,914**	560
Cash and cash equivalents at end of the period		**275,234**	1,210

See accompanying notes to the Consolidated Financial Statements

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

First Uranium Corporation ("First Uranium" or "the Corporation") is a Canadian corporation with a primary listing on the Toronto Stock Exchange ("TSX") and a secondary listing on the Johannesburg Stock Exchange ("JSE"). First Uranium is a resource company focused on the development of uranium and gold projects in southern Africa and beyond, see Note 7 "Property, Plant and Equipment" for a description of the projects. First Uranium owns 100% of First Uranium Limited ("FUL"), which in turn holds 100% of First Uranium (Proprietary) Limited ("FUSA") and 90% of Ezulwini Mining Company (Proprietary) Limited ("EMC"). During the quarter, First Uranium, through FUSA, acquired all the issued and outstanding shares of Mine Waste Solutions (Proprietary) Limited and its subsidiary, Chemwes (Proprietary) Limited (collectively "MWS"), see Note 4 "Business Acquisitions". As at June 30, 2007, Simmer and Jack Mines, Limited ("Simmer & Jack") owned 65.5% of First Uranium's common shares.

2. SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared by First Uranium in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of the unaudited interim consolidated financial statements is based on the same accounting policies and practices as those disclosed in note 1 "Nature of operations" and note 2 "Significant accounting policies" to the Corporation's audited consolidated financial statements for the year ended March 31, 2007, except for changes as described below and in note 3 "Changes in accounting policies".

The unaudited interim consolidated financial statements should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended March 31, 2007.

2.1 Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is assessed for impairment annually, or more frequently as events occur that may indicate impairment. Impairment is assessed by comparing the fair value of each reporting unit to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value then impairment of goodwill is measured by deducting the fair value of the reporting unit's individual assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill. This is compared to the amount of the book value of the reporting unit's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount.

2.2 Financial instruments

Transaction costs for financial assets and liabilities
For a financial asset or financial liability classified other than as held for trading, the Corporation has added the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability to the fair value of the asset or liability established at the recognition of the asset or liability.

2.3 Revenue recognition

Revenue from sales is recognized when significant risks and rewards of title and ownership of the goods are transferred upon delivery to the final refiner.

Interest income is recognized on a time proportion basis, taking account of the principal outstanding and the effective rate over the period of maturity, when it is determined that such income will accrue to the Corporation.

2.4 Earnings or loss per share

Basic earnings or loss per share is computed by dividing earnings or loss available to common shareholders by the weighted average number of common shares outstanding during the period. The treasury stock method is used to

calculate diluted earnings or loss per share. Diluted earnings or loss per share is similar to basic earnings or loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options with an average market price for the period greater than their exercise price are exercised and the proceeds used to repurchase common shares. In applying the treasury stock method, options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted earnings per share, as the effect is anti-dilutive.

3. CHANGES IN ACCOUNTING POLICIES

Effective April 1, 2007, the Corporation adopted two new accounting standards that were issued by the Canadian Institute of Chartered Accountants ("CICA"):

- Handbook Section 1530 – Comprehensive Income
- Handbook Section 3855 – Financial Instruments – Recognition and Measurement

As provided under the standards, the comparative interim consolidated financial statements have not been restated, but any transitional effects have been recorded as an adjustment to deficit as at April 1, 2007.

Section 1530 – Comprehensive income

This section describes the reporting and disclosure standards with respect to comprehensive income and its components. Comprehensive income is composed of net income and other comprehensive income. The components of comprehensive income are disclosed in the consolidated statement of comprehensive income. The Corporation's had no other comprehensive income during the period ending June 30, 2007.

Section 3855 – Financial instruments – recognition and measurement

This section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and liabilities including derivatives be recognized on the balance sheet when the Corporation becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Fair value is the amount at which an item could be exchanged between willing parties. Measurement in subsequent periods depends on whether the financial instruments have been classified as held for trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

The Corporation designated certain financial assets and liabilities and adopted the following new accounting policies:

Cash and cash equivalents
Cash and cash equivalents are classified as "assets available-for-sale" and are measured at fair value at each balance sheet date. Any changes in fair value are recognized in net income in the period in which the change arise. Fair value is calculated using published price quotations in an active market, where applicable. The carrying values for cash and cash equivalents at March 31 2007 approximated their fair values because of their short terms of maturity; no adjustments were made to the opening values.

Accounts receivable and amount receivable from related party
These assets are classified as "loans and receivables" and are recorded at amortized cost, which upon its initial measurement is equal to its fair value. Subsequent measurements are recorded at amortized cost using the effective interest rate method. The carrying values for these assets at March 31 2007 approximated their fair values because of their short terms of maturity; no adjustments were made to the opening values.

Asset retirement fund
The asset retirement funds are classified as "assets available-for-sale" and are measured at fair value at each balance sheet date. Any changes in fair value are recognized in net income in the period in which the change arises. Fair value is calculated using the quoted prices of South African equities in an active market, with interest and dividends recognized in net income; unrealized gains or losses are recognized in Other Comprehensive Income. Any equities without market quotes are carried using the cost method. The carrying values for the asset retirement funds at March 31 2007 approximated their fair values; no adjustments were made to the opening values.

Accounts payable and accrued liabilities and amount payable to related party
These liabilities are classified as "other financial liabilities" and are initially measured at their fair values. Subsequent measurements are recorded at amortized cost using the effective interest rate method. The carrying values for these liabilities at March 31 2007 approximated their fair values; no adjustments were made to the opening values.

Senior unsecured convertible debentures
The sum of the carrying amounts assigned to the liability and equity components of the convertible debenture on initial recognition is always equal to the carrying amount that would be ascribed to the instrument as a whole. No gain or loss arises from recognizing and presenting the components of the instrument separately. The relative fair value method is used to determine the value of the option directly either by reference to the fair value of a similar option, if one exists, or by using an option pricing model. The value determined for each component is then adjusted on a pro rata basis to the extent necessary to ensure that the sum of the carrying amounts assigned to the components equals the amount of the consideration received for the convertible debenture.

4. BUSINESS ACQUISITION

Acquisition of Mine Waste Solutions (Proprietary) Limited

First Uranium, through its wholly-owned subsidiary FUSA, acquired all of the issued and outstanding shares of MWS. MWS owns and operates an existing gold mine tailings and re-processing facility adjacent to First Uranium's Buffelsfontein Tailings Recovery Project in South Africa.

The MWS acquisition closed on June 6, 2007 (effective date of acquisition), at which point First Uranium assumed management control of MWS. For accounting purposes, net income from MWS operations of $2,100,772 for the period from April 1, 2007 to June 6, 2007 has been applied to reduce the cost of the MWS acquisition.

A total consideration of US$32,201,377 was paid for the MWS acquisition in the form of an issuance of 3,093,980 First Uranium common shares valued at US$31,557,061 and US$644,316 in cash for transaction costs.

The table below sets out the preliminary allocation of the purchase price to the assets acquired and liabilities assumed, based on preliminary estimates of fair value. Final valuations of the assets and liabilities listed below have not been completed. The future income tax assets and liabilities are not yet complete due to the inherent complexity associated with these valuations. The purchase price allocation is only preliminary and is subject to adjustments.

The acquisition was accounted for by the purchase method of accounting and the estimated allocation of fair value to the assets acquired and liabilities assumed as at June 6, 2007 was:

	US$'000
Current assets	4,608
Property, plant and equipment	41,729
Asset retirement fund	1,950
Total assets acquired	**48,287**
Current liabilities	1,476
Asset retirement obligation	3,493
Lease obligations	28
Future tax liability	11,089
Total liabilities assumed	**16,086**
Net assets acquired	**32,201**

Current assets include cash and cash equivalents of US$1,309,519 (net of transaction costs) (see Note 18.4).

Although the estimated allocation of fair value to the assets acquired and liabilities assumed is subject to changes as additional information becomes available, the final allocation is not expected to differ materially from the estimated allocation.

The goodwill was assigned to the MWS operating unit.

ACCOUNTS RECEIVABLE

	June 30, 2007 US$'000	March 31, 2007 US$'000
Trade receivables	**273**	99
Value Added Tax and Goods and Services Tax	**3,347**	1,463
Prepayments and advances	**142**	144
Deposits and guarantees	**10**	7
	3,772	1,713

6. INVENTORIES

	June 30, 2007 US$'000	March 31, 2007 US$'000
Spares and consumables	**694**	292
Gold work-in-progress	**651**	-
	1,345	292

7. PROPERTY, PLANT AND EQUIPMENT

June 30, 2007	Cost US$'000	Accumulated amortization US$'000	Net carrying amount US$'000
Land and buildings	**863**	**-**	**863**
Mine infrastructure	**6,982**	**-**	**6,982**
Mining assets	**26,612**	**-**	**26,612**
Tailings for processing	**24,228**		**24,228**
Mining rights	**13**	**-**	**13**
Plant and equipment	**28,591**	**(294)**	**28,297**
Motor vehicles	**202**	**(18)**	**184**
Office furniture and equipment	**66**	**(4)**	**62**
Computer equipment and software	**216**	**(24)**	**192**
Total	**87,773**	**(340)**	**87,433**

March 31, 2007	Cost US$'000	Accumulated amortization US$'000	Net carrying amount US$'000
Land and buildings	863	-	863
Mine infrastructure	3,710	-	3,710
Mining assets	16,942	-	16,942
Mining rights	13	-	13
Plant and equipment	9,000	-	9,000
Motor vehicles	179	(8)	171
Office furniture and equipment	56	(1)	55
Computer equipment and software	205	(5)	200
Total	30,968	(14)	30,954

Included in the above are mining related assets with a net carrying value of US$44.6 million (March 31, 2007: US$29.0 million) related to the Ezulwini Mine and US$39.3 million (March 31, 2007: US$0.8 million) related to the Buffelsfontein Tailings Recovery Project.

As at June 30, 2007, all property, plant and equipment were owned by the Corporation, except for motor vehicles with a net carrying value of US$21,217 which are held under lease contracts.

As at March 31, 2007, all property, plant and equipment were owned by the Corporation.

Ezulwini Mine

The Ezulwini Mine involves the re-commissioning of an underground uranium and gold mining operation located on the outskirts of the town of Westonaria in Gauteng Province, South Africa. The mine, previously on care and maintenance, is being readied for production. The mine was constructed in the 1960s. In 2001, mine production at Ezulwini was ceased primarily as a result of capital constraints compounded by a weak gold and uranium market environment. The geology of the Ezulwini property includes a number of reef packages, with the Upper Elsburg and Middle Elsburg reefs being the primary focus of First Uranium's mine reopening plans at the Ezulwini Mine. The development of the Ezulwini Mine includes the rehabilitation and re-engineering of the main mine shaft through the installation of a floating steel tower, de-stressing the area where the shaft pillar intersects the shaft barrel, and the construction of uranium and gold processing facilities.

On October 19, 2006, EMC entered into an agreement with Randfontein Estates Limited ("REL"), a wholly-owned subsidiary of Harmony Gold Mining Company Limited ("Harmony"), in respect of the purchase of certain surface and underground assets relating to the Ezulwini Mine, including two shaft headgears and four winders, fans, compressors, generators and underground equipment as well as the necessary surface freehold required to operate the mine. A total consideration of US$7.8 million was paid to REL. The effective date of the transaction was December 22, 2006.

As part of the Ezulwini acquisition, the related environmental rehabilitation trust fund amounting to US$2.7 million (see Note 8 - Asset retirement funds) was transferred into the Ezulwini trust fund and EMC took over the related environmental rehabilitation provision of US$5.1 million (see Note 13 – Asset retirement obligation) as determined by the South African Department of Minerals and Energy (the "DME"). The difference of US$2.4 million between the environmental rehabilitation trust fund and the environmental rehabilitation provision has been capitalised as part of mining infrastructure.

On December 8, 2006 the Ezulwini mining right was awarded to Simmer & Jack. On December 20, 2006, EMC and Simmer & Jack entered into an agreement (the "Ezulwini Mining Right Agreement") pursuant to which Simmer & Jack agreed to take all necessary steps to obtain all ministerial approvals in order to effect the transfer of the Ezulwini mining right from Simmer & Jack to EMC.

The Ezulwini Mine shaft stabilization is expected to be completed by September 2007. The Corporation expects to commence hoisting ore in October 2007, with the first gold plant module scheduled for completion in April 2008 (accelerating the previously disclosed planned dates for production by three months) and the first uranium plant module scheduled for completion in June 2008. The Corporation is in discussions with third parties to toll treat the ore prior to the commissioning of the gold plant.

The Corporation is commencing the development to access the shaft destress cut and have accessed most of the Upper Elsburg horizon.

Buffelsfontein Tailings Recovery Project

The Buffelsfontein Tailings Recovery Project is a uranium and gold tailings recovery operation located in the western portion of the Witwatersrand Basin. Hydraulic mining of the tailings dams on the Buffelsfontein property will be conducted using high pressure water cannons to slurry the tailings which will then be pumped to processing plants for the recovery of uranium and gold. Following the MWS acquisition (see Note 4), First Uranium will conduct hydraulic mining of two tailings dams on the MWS property. The Corporation will construct a pipeline between the MWS property and the Buffelsfontein property and expand the plant facilities on the MWS property.

In October 2005, Simmer & Jack purchased Buffelsfontein Gold Mines Limited ("BGM"), consisting of the Buffelsfontein and Hartebeesfontein underground gold mines and mill (the "BGM Underground Mine"), out of provisional liquidation (the "Buffelsfontein Liquidation Acquisition").

BGM holds an old order mining right in respect of mining gold at the BGM Underground Mine but not for the recovery of the uranium in the tailings dams at Buffelsfontein. On June 4, 2007 the DME granted to BGM a prospecting right with respect to uranium and other minerals in the Buffelsfontein property and tailings dams subject to certain conditions which are expected to be satisfied in due course. BGM has also filed with the DME an application to convert its old order mining right for BGM into a new order mining right. If and when this conversion application is approved, BGM intends to file with the DME one or more applications (which, together with the foregoing conversion application, are collectively referred to herein as the "Buffelsfontein Conversion Application") to: (i) amend, with effect from the date of conversion, the new order mining right to include the authority to mine for uranium underground and for gold, uranium and other minerals in respect of the tailings; (ii) divide the new order mining right, if granted, into separate new order mining rights — one in respect of the mining for gold, uranium and other minerals at the BGM Underground Mine and the other, the Buffelsfontein Tailings Mining Right, in respect of the mining of the gold, uranium and other minerals in the Buffelsfontein tailings dams; and (iii) cede the Buffelsfontein Tailings Mining Right, if granted, to MWS, a wholly-owned subsidiary of FUSA. The recognition of the BGM transaction will only take effect when the above stated conditions precedent are met.

On December 20, 2006, FUSA, BGM and Simmer & Jack entered into an agreement (the "Buffelsfontein Tailings and Rights Agreement") pursuant to which, among other things: (i) BGM agreed to take all necessary steps to obtain all ministerial approvals required for the items requested in the Buffelsfontein Conversion Application in order to effect the transfer of the Buffelsfontein Tailings Mining Right to FUSA as soon as possible; (ii) BGM agreed to sell to FUSA upon FUSA's receipt of the Buffelsfontein Tailings Mining Right, the Buffelsfontein tailings dams as well as certain property required for construction of the proposed processing plants, and grant to FUSA a right to the tailings arising from BGM's ongoing mining operations at its underground Buffelsfontein mine; and (iii) BGM agreed to grant a servitude to FUSA for access and egress to BGM's property to enable FUSA, its employees, consultants, agents and subcontractors access for purposes of constructing, servicing and operating the uranium and gold processing plants and tailings pipelines to be built by FUSA.

The underground mines that were purchased by Simmer & Jack pursuant to the Buffelsfontein Liquidation Acquisition will not form part of First Uranium's assets at the Buffelsfontein Tailings Recovery Project.

8. ASSET RETIREMENT FUNDS

	June 30, 2007 US$'000	March 31, 2007 US$'000
Opening balance	**2,791**	-
Trust fund obtained on acquisition of Ezulwini mine	**-**	2,686
Trust fund obtained on acquisition of MWS (see Note 4)	**1,950**	-
Investment income	**140**	82
Contributions in respect of guarantee	**-**	103
Costs incurred	**(105)**	(80)
Foreign exchange differences	**99**	-
Closing balance	**4,875**	2,791

The asset retirement funds consisting of environmental rehabilitation trust funds are under the Corporation's control and are to be used to fund the respective mining operation's rehabilitation liabilities. Funds in the trust consist of primarily cash held in interest bearing accounts, together with investments in South African equities. An accredited South African financial institution manages the trust funds under the direction of the trustees. The trust deed limits the trustees' investments to institutions and investment vehicles as referred to in section 37A of the South African Income Tax Act.

GUARANTEES

The following guarantees have been issued:

To	Regarding	Guarantee value US$'000
DME	Ezulwini environmental rehabilitation provision	5,309
Murray and Roberts Cementation (Pty) Ltd	Ezulwini shaft rehabilitation project	1,413
Eskom Holdings Ltd	Electricity accounts	1,201

The Ezulwini rehabilitation trust funds included in the asset retirement funds (see Note 8) have been pledged as security against the guarantees.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2007 US$'000	March 31, 2007 US$'000
Trade payables	**8,404**	5,302
Accruals	**946**	400
	9,350	5,702

The trade payables primarily relate to committed purchases for capital expansion at the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project.

11. LEASE OBLIGATIONS

	June 30, 2007 US$'000	March 31, 2007 US$'000
Present value of finance lease obligations payable within 1 year	**13**	-
- Minimum lease payments	**16**	-
- Finance charges	**(3)**	-
Present value of finance lease obligations payable within 2 to 5 years	**15**	-
- Minimum lease payments	**16**	-
- Finance charges	**(1)**	-
Payable in:	**28**	-
2007	**5**	-
2008	**23**	-
Total debt	**28**	-
Current portion of lease obligations	**13**	-
Non-current portion of lease obligations	**15**	-

Finance leases were obtained for the purchase of motor vehicles. The average monthly instalments payable are US$1,618 and interest is charged at the South African prime rate minus 1%.

SENIOR UNSECURED CONVERTIBLE DEBENTURES

On May 3, 2007 First Uranium issued senior unsecured convertible debentures (the "Debentures") in denominations of Cdn $1,000 in the principal amount of US$135,060,000 (Cdn$150,000,000). The interest rate on the Debentures is 4.25% per annum. The Debentures pay interest semi-annually in arrears on June 30th and December 31st and have a maturity date of June 30, 2012. The Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at an exchange price of Cdn$16.42 per share.

The Debentures may not be redeemed by the Corporation prior to June 30, 2010. On or after June 30, 2010 and prior to the maturity date, the Debentures may be redeemed by the Corporation, in whole or in part from time to time, provided that the weighted average trading price of the Common Shares on the TSX for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 130% of the exchange price of Cdn$16.42.

First Uranium has the option, subject to regulatory approval, to satisfy its obligations to repay the principal amount of the Debentures upon redemption or at maturity by issuing and delivering that number of freely tradable Common Shares obtained by dividing the principal amount of the Debentures by 95% of the weighted average trading price of the Common Shares on the TSX for the twenty consecutive trading days ending five trading days before the date fixed for the redemption or maturity.

The equity component of the Debentures was valued on issuance at US$46,503,825 which is recorded as a separate component of shareholders' equity. The conversion option was valued using the Black-Scholes pricing model with the following assumptions: Expected dividend yield 0%, expected volatility 56%, risk free interest rate 4.2% and expected life of five years.

The liability component of the Debentures is being accreted such that the liability at maturity will equal the gross proceeds of US$135,060,000 (Cdn$150,000,000) less conversions. The amount accreted in the quarter ended June 30, 2007 was US$1,070,402. The cost of issuing the Debentures amounted to US$4,498,778.

As at June 30, 2007, no portion of the Debenture had been converted. Interest paid on the Debentures for the period ended June 30, 2007 amounted to US$956,679.

13. ASSET RETIREMENT OBLIGATIONS

	June 30, 2007 US$'000	**March 31, 2007 US$'000**
Opening balance	**5,377**	-
Provision taken over with acquisition of the Ezulwini Mine	**-**	5,133
Provision taken over with acquisition of MWS (see Note 4)	**3,500**	-
Accretion expense	**-**	244
Foreign exchange differences	**134**	-
Total obligation	**9,011**	5,377

The environmental rehabilitation provision taken over by EMC as part of the acquisition of the Ezulwini assets was determined by the DME as at November 2006. During March 2007 an independent review was performed by Johan Fourie & Associates on the Ezulwini assets relating to environmental rehabilitation provision.

The environmental rehabilitation provision taken over as part of the MWS acquisition is to be partly funded by its rehabilitation trust fund (see Note 8). The balance of the provision is in respect of post cessation of operations expenditure and will be financed out of the proceeds from the sale of plant and equipment following cessation of the respective operations.

14. SHARE CAPITAL

Ordinary shares	Number of shares June 30, 2007 '000	March 31, 2007 '000	June 30, 2007 US$'000	March 31, 2007 US$'000
Balance, beginning of period	**121,686**	87,536	**206,726**	4,176
Shares issued in public or private offering	**-**	33,350	**-**	201,795
Shares issued in respect of acquisition (see Note 4)	**3,094**	-	**31,557**	-
Exercise of stock options	**-**	800	**-**	728
Contributed surplus relating to stock options exercised	**-**	-	**-**	27
	124,780	121,686	**238,283**	206,726
Less: Share issue costs	**-**	-	**(24,053)**	(24,053)
Balance, closing of period	**124,780**	121,686	**214,230**	182,673

Authorized
The authorized share capital of First Uranium consists of an unlimited number of common shares.

Issued and outstanding
In December 2005 and January 2006 First Uranium raised US$4.2 million through the private placement issues of 4,875,000 shares at Cdn$1 per share. US$3 million of the capital raised was used to acquire the 20% interest in FUSA.

On June 1, 2006, 800,000 stock options were exercised for proceeds of US$728,480.

As part of the First Uranium reorganization (the "Reorganization") and initial public offering (the "Offering") in December 2006:

- the 5,675,001 issued and outstanding shares of First Uranium where split resulting in an increase in the issued and outstanding shares to 6,613,394. This split was determined based on the initial public offering issue price of Cdn$7 per share and the agreed valuation of the assets, which was supported by a valuation assessment provided by an independent valuator;
- First Uranium issued to Simmer & Jack 26,416,295 shares valued at US$187,495,878 for 1,196 FUL shares relating to the 80% FUSA shares previously owned by Simmer & Jack;
- First Uranium issued to Simmer & Jack 55,306,358 shares valued at US$391,732,461 for 2,504 FUL shares relating to the 90% EMC shares previously owned by Simmer & Jack;
- First Uranium issued 33.35 million shares to the public at Cdn$7 per share for gross proceeds of US$201.8 million;

Under continuity of interest, the shares issued to Simmer & Jack for EMC and FUSA are deemed to have always been outstanding.

On June 6, 2007, First Uranium issued 3,093,980 shares valued at US$31,557,061 relating to the acquisition of MWS (see Note 4).

15. CONTRIBUTED SURPLUS – STOCK-BASED COMPENSATION

The stock-option plan (the "Option Plan") for employees, officers, directors and certain consultants provides ongoing support to First Uranium and its subsidiaries. Under the Option Plan, options typically are granted for a period of up to ten years following the date of grant. The amounts granted usually reflect the level of responsibility of the particular optionee and his or her contributions to First Uranium.

The Board of Directors has the discretion to set the terms of any vesting schedule of each option granted. Except in specified circumstances, options are not assignable and non-transferable, and terminate 90 days after the optionee ceases to be employed or associated with First Uranium.

The terms of the Option Plan further provide that the price at which shares may be issued under the Option Plan shall not be less than the volume weighted average trading price of the shares on the TSX for the five trading days immediately preceding the day the option is granted.

The following table details the movements of contributed surplus during the period:

	June 30, 2007 US$'000	March 31, 2007 US$'000
Balance, beginning of period	**2,460**	27
Transfer to share capital surplus relating to stock options exercised	**-**	(27)
Stock options granted during the period	**770**	2,460
Balance, end of period	**3,230**	2,460

Assumptions

The fair value of shares used to calculate the compensation expense was determined as the share price on the grant date adjusted by the probability of the recipients remaining employed or associated with the Corporation until the vesting date.

For purposes of stock-based compensation, the fair values of these stock options were estimated using the Black-Scholes option pricing model with the assumptions used for the grants as follows:

	June 30, 2007	March 31, 2007
Expected dividend yield	**0%**	0%
Expected volatility of the Corporation's share price	**56%**	85%
Risk free interest rate – Canadian rates	**4.81%**	3.9%
Expected life	**3 years**	3 years

Due to the short history of First Uranium trading on the TSX, changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing model does not necessarily provide a reliable measure of the fair value of First Uranium's stock options.

During the 2007 fiscal year, 1,223,001 stock options were granted for a period of 10 years following the date of the grant and are subject to vesting within 2 years from the date of grant.

During the quarter ending June 30, 2007, 60,000 stock options were granted for a period of 10 years following the date of the grant and are subject to vesting within 2 years from the date of grant.

The following table is a summary of the Corporation's options granted under its stock-based compensation plan:

	Number of options		Weighted average exercise price (Cdn$)	
	June 30, 2007	March 31, 2007	June 30, 2007	March 31, 2007
Outstanding options at beginning of period	**1,223,001**	800,000	**7.30**	1.00
Granted during the period	**60,000**	1,223,001	**12.87**	7.30
Exercised during the period	**-**	(800,000)	**-**	(1.00)
Outstanding options at end of period	**1,283,001**	1,223,001	**7.56**	7.30

The stock-based compensation expense recognized in the statements of operations and deficit is US$770,094 for the quarter (June 30, 2006: US$nil). As at June 30, 2007, the aggregate unexpensed fair value of unvested stock options granted amounted to US$2,366,912 (March 31, 2007: US$2,858,354).

The following table summarizes information about the First Uranium's outstanding stock options at June 30, 2007:

	Options outstanding			Options exercisable		
Exercise price ranges Cdn$	Number outstanding at June 30, 2007	Weighted average remaining life (years)	Weighted average exercise price (Cdn$)	Number outstanding at June 30, 2007	Weighted average remaining life (years)	Weighted average exercise price (Cdn$)
7.00 to 8.99	1,127,144	9.48	7.04	339,051	9.48	7.04
9.00 to 11.99	95,857	9.68	10.37	31,952	9.68	10.37
12.00 to 13.99	60,000	9.91	12.87	20,000	9.91	12.87
	1,283,001	9.51	7.56	391,003	9.51	7.61

16. FOREIGN EXCHANGE GAINS

	June 30, 2007 US$'000	June 30, 2006 US$'000
Foreign exchange gains	**6,425**	746

The foreign exchange gains of $6.4 million during the three months ending June 30, 2007 are the combined result of the fact that the Corporation reports in US dollars, while the majority of its cash funds are held in Canadian dollar ("Cdn$") and in South African rand ("ZAR"), each of which have strengthened against the US dollar ("US$") during the quarter ending June 30, 2007. The increase in value of the Canadian dollar versus the US dollar during the quarter ending June 30, 2007 was partially offset by the Corporation having Canadian dollar denominated debt with the issue of the Debentures.

The net proceeds from the Offering were held in South African rand during the quarter ending June 30, 2007. At the beginning of the quarter the US$/ZAR exchange rate was 7.305, while at the end of the quarter the US$/ZAR exchange rate was 7.076.

On May 3, 2007, when First Uranium received the net proceeds from the issue of the Debentures (the majority of the Corporation's Canadian funds held during the quarter ending June 30, 2007), the Cdn$/US$ exchange rate was 0.900. At June 30, 2007, the Cdn$/US$ exchange rate was 0.944.

17. BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

	June 30, 2007	June 30, 2006
Basic earnings (loss) per share of (US$)	**0.04**	(0.03)
is calculated based on net income (loss) for the period of (US$'000)	**5,471**	(2,238)
and a weighted average number of shares outstanding of ('000)	**122,502**	87,602
Diluted earnings (loss) per share of (US$)	**0.04**	(0.03)
is calculated based on net income (loss) for the period of (US$'000)	**5,471**	(2,238)
and a diluted weighted average number of shares outstanding of ('000)	**122,989**	87,602

The impact of the debentures issued on May 3, 2007, has been excluded from the diluted shares computation because it was anti-dilutive for earnings per share purposes.

18. NOTES TO THE CASH FLOW STATEMENT

18.1 Non-cash interest income

	June 30, 2007 US$'000	June 30, 2006 US$'000
Total interest income	**(4,366)**	(70)
Add back: Cash interest income	**4,169**	-
	(197)	(70)

(Increase)/decrease in net amounts receivable from related parties

	June 30, 2007 US$'000	June 30, 2006 US$'000
Decrease in amounts receivable from related parties	**5,873**	594
Increase in amounts payable to related parties	**156**	1,725
Add back:		
- Interest income accrued on amounts receivable	**57**	70
- Interest expense accrued on amounts payable	**-**	(144)
	6,086	2,245

18.3 Additions to property, plant and equipment

	June 30, 2007 US$'000	June 30, 2006 US$'000
Total additions to property, plant and equipment	**(15,075)**	(590)
Add back:		
- Accrued capital expenditure	**5,263**	-
	(9,812)	(590)

18.4 Net cash movement on acquisition of MWS

	June 30, 2007 US$'000	June 30, 2006 US$'000
Cash and cash equivalents taken over on date of acquisition	**1,954**	-
Less: Expenses related to MWS acquisition	**(644)**	-
	1,310	-

19. COMMITMENTS AND CONTINGENCIES

Commitments

	June 30, 2007 US$'000	March 31, 2007 US$'000
Capital commitments – Ezulwini Mine	**26,100**	14,836
Capital commitments – Buffelsfontein Tailings Recovery Project	**3,841**	-
Total contractual obligations	**29,941**	14,836

The capital commitments are payable within one year.

Contingencies

A loan agreement (the "Aberdeen Loan Agreement") was entered into by Simmer & Jack with Aberdeen International Inc. ("Aberdeen") dated March 30, 2006 pursuant to which Aberdeen provided to Simmer & Jack a loan facility in the amount of US$10 million in respect of the financing of Simmer & Jack's acquisition of BGM and the BGM Underground Mine. As part of the consideration for the facility, Simmer & Jack granted to Aberdeen a net smelter royalty on all of the gold assets held by Simmer & Jack through BGM. The royalty as determined in the Aberdeen Loan Agreement will be applicable to any gold produced by FUSA from tailings acquired from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement (see Note 7) and will continue until the loan is repaid to Aberdeen, which is expected to occur by December 31, 2008 (unless extended by Simmer & Jack to December 31, 2010). In addition, pursuant to the Aberdeen Loan Agreement, Aberdeen has the sole option, at any time following the one year anniversary of the first advance there under to convert the amount of the facility outstanding at that time into ordinary shares of Simmer & Jack at a conversion rate of ZAR0.80, subject to the approval of Simmer & Jack's shareholders. In the event that such shareholder approval is not obtained within a reasonable period of time, Aberdeen will be entitled to a 1.0% net smelter royalty in perpetuity on gold produced by properties held by BGM, including the Buffelsfontein Tailings Recovery Project.

On December 20, 2006, FUSA, Simmer & Jack and Aberdeen entered into an arrangement agreement (the "Aberdeen Arrangement Agreement") pursuant to which (i) Simmer & Jack confirmed that it will pay to Aberdeen the amount of any royalty owing to Aberdeen under the Aberdeen Loan Agreement in respect of gold produced from the tailings to be acquired by FUSA from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement, and (ii) FUSA confirmed that it will pay to Simmer & Jack, immediately prior to any payment contemplated in (i) above, an amount equal to the amount of any royalty payment to be made by Simmer & Jack to Aberdeen in respect of gold produced from the tailings to be acquired by FUSA from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement.

Pursuant to the Buffelsfontein Tailings and Rights Agreement dated December 20, 2006 among BGM, Simmer & Jack and FUSA, in consideration for the cession of the Buffelsfontein Tailings and Mining Right from BGM to FUSA as well as certain servitudes, and the right to the tailings arising from future underground mining operations by BGM at the BGM Underground Mine, FUSA agreed to pay to BGM a royalty of 1% plus value added tax of the gross revenue earned by FUSA from the sale of uranium, gold, sulphur and other minerals recovered from the processing of tailings acquired by FUSA from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement.

In summary, as and when there is production from the tailings acquired from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement, FUSA will become liable to pay: (i) to Simmer & Jack, under the Aberdeen Arrangement Agreement, an amount equal to the royalty payable by Simmer & Jack to Aberdeen pursuant to the Aberdeen Loan Agreement in respect of the tailings to be acquired from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement, and (ii) to BGM the above-mentioned 1% royalty pursuant to the terms of the Buffelsfontein Tailings and Rights Agreement.

20. FINANCIAL INSTRUMENTS

Financial risk factors

The Corporation's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Corporation's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Corporation. The Corporation does not hedge its exposure to foreign currency exchange risk.

Risk management carried out by the Corporation is approved by the Board of Directors.

(i) Foreign exchange and commodity price risk

The Corporation does not hedge its exposure to foreign currency exchange risk nor does it hedge its exposure to commodity price fluctuation risk.

(ii) Interest rate risk

The Corporation does not hedge its exposure to interest rate risk. Deposits attract interest at rates that vary with prime. The Corporation's policy is to manage interest rate risk so that fluctuations in variable rates do not have a material impact on the statement of operations and deficit.

(iii) Credit risk

The Corporation has no significant concentrations of credit risk. The Corporation has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The Corporation has policies that limit the amount of credit exposure to any one financial institution.

(iv) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of credit facilities and the ability to close out market positions. The Corporation manages liquidity risk through an ongoing review of future commitments and credit facilities. Cash flow forecasts are prepared and adequate utilized borrowing facilities are monitored.

Fair value estimation

The fair value of publicly traded derivatives and trading securities is based on quoted market prices at the balance sheet date.

In assessing the fair value of other financial instruments, the Corporation uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Option pricing models and estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments.

The face value less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Corporation for similar financial instruments.

The actual disclosed values of the financial instruments all approximate the fair values of these instruments.

21. RELATED PARTY TRANSACTIONS AND COMMITMENTS

Related party balances	As at June 30, 2007 US$'000	As at March 31, 2007 US$'000
FUSA amount (payable to)/receivable from Simmer & Jack	(156)	5,079
First Uranium amount receivable from Simmer & Jack	890	1,684
	734	6,763

Related party transactions	Three months to June 30, 2007 US$'000	Three months to June 30, 2006 US$'000
Shared services fees paid to Simmer & Jack	(528)	(445)
Fees paid to empowerment company	(53)	-
Interest paid to Simmer & Jack by EMC	-	(144)
Interest received from Simmer & Jack by FUSA	57	70

On December 20, 2006 First Uranium and Simmer & Jack entered into a shared services agreement (the "Shared Services Agreement").

Pursuant to the terms of the Shared Services Agreement, First Uranium may retain certain services to be provided by Simmer & Jack, including project management and technical services, cash management and investment services, accounting, treasury and financial services, corporate secretarial services and human resources and staffing services, including payroll and benefits administration, and such other services as may be required by First Uranium and which Simmer & Jack is able and willing to provide. Subsequent to entering into the agreement, the Corporation hired eight senior executives, including Mr. Miller, President and Chief Executive Officer, Mr. Fisher, Executive Vice President and Chief Operating Officer and Ms. Emma Oosthuizen, Senior Vice President and Chief Financial Officer, and other staff, resulting in certain of these services being no longer required to be provided by Simmer & Jack. The 2007 expense relates to such services received, together with those provided prior to December 2006.

During the three months ending June 30, 2007, $527,881 shared services fees were charged by Simmer & Jack of which $467,910 were capitalized, representing services provided in respect of technical services for the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project.

Prior to December 2006, the Corporation shared its premises with other companies, including Simmer & Jack, which had common management and directors and reimbursed the related companies for its proportional share of expenses or was reimbursed by the related companies for their proportional expenses. During the three months ending June 30, 2007, the Corporation was charged $303,306 for consulting services provided by related directors, officers and consultants of the Corporation.

In addition, First Uranium has agreed to reimburse Simmer & Jack with respect to 50% of fees (to a maximum of ZAR125,000 per month) that Simmer & Jack is required to pay to an empowerment company for consulting services regarding transformation, human resources and occupational health and safety. BJ Njenje, AX Sisulu and SLB Mapisa, shareholders of the empowerment company, are also directors of Simmer & Jack.

Waterpan Mining Consortium ("Waterpan") currently holds a 10% shareholding in EMC. On December 20, 2006, Waterpan, FUL and the Corporation entered into a purchase agreement (the "Waterpan Purchase Agreement") pursuant to which Waterpan agreed to sell its shares in EMC to FUL and as consideration for such sale, First Uranium will issue 6,141,009 common shares of First Uranium to Waterpan (the "Waterpan Shares"). The closing of the transaction is subject to approval of the South African Reserve Bank. Pursuant to the Waterpan Purchase Agreement, Waterpan has agreed not to sell or transfer 90% of the Waterpan Shares for a period of two years from the date of issuance. One shareholder of Waterpan is a director of EMC, two other shareholders of Waterpan are officers and/or employees of First Uranium and EMC.

22. SEGMENTED INFORMATION

Segmented information is presented in respect of the Corporation's business and geographical segments. The primary format business segments, is based on the Corporation's management and internal reporting structure. Inter-segment reporting is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income earning assets and revenue, interest-bearing loans, borrowing and expenses, and corporate assets and expenses. Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

	South Africa		Canada	
For the three months ended June 30, 2007	**Ezulwini Mine US$'000**	**Buffelsfontein Tailings Recovery Project* US$'000**	**Corporate US$'000**	**Total US$'000**
Revenue	-	2,183	-	2,183
Cost of sales	-	(2,255)	-	(2,255)
Loss from mining operations	-	(72)	-	(72)
Expenditure	(689)	(535)	(1,996)	(3,220)
General, consulting and administrative expenditures	316	535	1,224	2,075
Stock-based compensation	-	-	770	770
Pumping and feasibility costs	347	-	-	347
Amortization on property, plant and equipment	26	-	2	28
Operating loss	(689)	(607)	(1,996)	(3,292)
Interest income	134	55	4,177	4,366
Interest expense	-	-	(957)	(957)
Accretion expense on convertible debentures	-	-	(1,071)	(1,071)
Foreign exchange gains (losses)	(645)	473	6,597	6,425
Income (loss) before income taxes	(1,200)	(79)	6,750	5,471
Provision for income taxes	-	-	-	-
Net income (loss) for the period	(1,200)	(79)	6,750	5,471
Total assets	52,642	51,672	269,235	373,549
Total liabilities	(11,902)	(16,869)	(90,129)	(118,900)
Capital expenditure	(9,229)	(573)	(10)	(9,812)

*The Buffelsfontein Tailings Recovery Project segment includes the MWS operations.

For the three months ended June 30, 2006	South Africa Ezulwini Mine US$'000	 Buffelsfontein Tailings Recovery Project US$'000	Canada Corporate US$'000	Total US$'000
Expenditure				
Consulting and management fees	794	255	268	1,317
General and administrative expenditure	3	-	53	56
Pumping and feasibility costs	1,482	55	-	1,537
Operating loss	(2,279)	(310)	(321)	(2,910)
Interest income	-	70	-	70
Interest expense	(144)	-	-	(144)
Foreign exchange gains (losses)	1,110	(354)	(10)	746
Loss before income taxes	(1,313)	(594)	(331)	(2,238)
Provision for income taxes	-	-	-	-
Net loss for the period	(1,313)	(594)	(331)	(2,238)
Total assets	714	2,135	1,270	4,119
Total liabilities	(7,644)	-	(638)	(8,282)
Capital expenditure	(590)	-	-	(590)

first Uranium

FIRST URANIUM CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended
June 30, 2007 and June 30, 2006

Management's Discussion and Analysis of The Unaudited Consolidated Financial Condition and Results of Operations

for the three months ended June 30, 2007 and June 30, 2006

Set out below is a review of the activities, unaudited consolidated results of operations and financial condition of First Uranium Corporation and its subsidiaries ("First Uranium" or the "Corporation") for the three months ended June 30, 2007 ("Q1 2008") and June 30, 2006 ("Q1 2007"), together with certain trends and factors that are expected to have an impact in the future. This management's discussion and analysis of the consolidated financial position and results of operations ("MD&A") is intended to supplement and complement the unaudited consolidated financial statements and notes thereto for Q1 2008 and Q1 2007 (collectively the "Financial Statements") which have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The MD&A should be read in conjunction with the Financial Statements and First Uranium's audited consolidated financial statements for the fiscal year ended March 31, 2007 ("FY 2007") and the notes thereto and the related management's discussion and analysis. Information contained in this MD&A is based on information available as at August 10, 2007, unless otherwise indicated.

The reporting currency for the Corporation is the US dollar, and all amounts in the following discussion are in US dollars ("$"), except where otherwise indicated.

This MD&A includes certain forward-looking statements. Please read the cautionary note at the end of this document.

Overall Performance

Highlights

During Q1 2008, First Uranium:

- Raised gross proceeds of Cdn$150 million through an issue of 4.25% senior unsecured convertible debentures (the "Debentures").
- Filed revised technical reports for each of the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project, which indicated improvement to their respective NPVs and IRRs, reflecting the accelerated timetables for both projects.
- Accelerated capital investment at the Ezulwini Mine to advance the plant commissioning and production startup by three months.
- Acquired, effective June 6, 2007, 100% of the equity and management control of Mine Waste Solutions (Proprietary) Limited and its subsidiary Chemwes (Proprietary) Limited (collectively, "MWS") to advance the Buffelsfontein Tailings Recovery Project, following which First Uranium has commenced to record for its account, gold production from the MWS plant.
- The South African Department of Minerals and Energy (the"DME") acknowledged receipt of the Corporation's prospecting permit application on incremental ground contiguous to the Ezulwini Mine.

Subsequent to Q1 2008:

- First Uranium defined initial underground and surface drilling targets related to the possible expansion of the existing Ezulwini underground uranium ("U_3O_8") and gold ("Au") mine (the "Ezulwini Expansion Program").

In the second quarter of fiscal year 2008 ending September 30, 2007, the Corporation plans to process 1.5 million tonnes of tailings through its MWS gold plant, with expected production of over 12,000 ounces of gold.

Overview

First Uranium is a Canadian resource company focused on the development of uranium and gold projects in South Africa. The Corporation's goal is to become a significant producer of uranium and gold through the re-opening and development of the Ezulwini underground uranium and gold mine (the "Ezulwini Mine") and the construction of the Buffelsfontein tailings recovery project to recover uranium and gold from the existing surface tailings and future tailings, at the Buffelsfontein mine (the "Buffelsfontein Tailings Recovery Project"). To expand its production profile, First Uranium plans to continue to identify and acquire additional uranium and gold projects in southern Africa and beyond.

The common shares of First Uranium are listed on the Toronto Stock Exchange (the "TSX") and the Johannesburg Stock Exchange (the "JSE"). Simmer and Jack Mines, Limited ("Simmer & Jack") owns approximately 65.5% of the common shares of First Uranium. Simmer & Jack's shareholding was diluted from 67.2% during Q1 2008 as a result of the issuance by First Uranium of 3,093,980 common shares as consideration for the June 6, 2007 acquisition of Mine Waste Solutions (Proprietary) Limited and its subsidiary Chemwes (Proprietary) Limited (collectively, "MWS").

Through its subsidiary, First Uranium (Proprietary) Limited ("FUSA"), First Uranium has an agreement to acquire surface tailings from Buffelsfontein Gold Mines Limited ("BGM"), a subsidiary of Simmer & Jack. The Corporation originally planned to develop and construct a processing plant at the Bufflesfontein surface tailings site to reprocess these tailings to recover uranium and gold. However, with the acquisition of MWS, the Corporation acquired an operating gold mine tailings re-processing facility adjacent to Buffelsfontein. The Corporation intends to construct a pipeline to the MWS plant for processing the Buffelsfontein surface tailings as well as the tailings from the ongoing gold mining operations at BGM's underground gold mine. The Corporation also intends to expand the MWS plant to replace the plant originally planned at the Buffelsfontein mine site.

In December 2006, First Uranium completed a public offering of 33,350,000 common shares at Cdn$7.00 per share for gross proceeds of $201.8 million (the "Offering"). The proceeds of the Offering, net of underwriting fees and expenses, were $177.7 million. The funds raised from the Offering and a portion of the net proceeds from the May 3, 2007 issuance of $130.6 million of 4.25% senior unsecured convertible debentures due June 30, 2012 (the "Debentures"), net of underwriting fees and expenses, are being used to: (i) reopen, develop and rebuild the Ezulwini Mine and (ii) to develop the Buffelsfontein Tailings Recovery Project.

Financial Overview

First Uranium is a development stage company. The Corporation generated revenue of $2.2 million during Q1 2008 from the operations of the MWS gold plant, which the Corporation assumed ownership of on June 6, 2007.

General, consulting and administrative expenditures fees as well as development activities at its two uranium and gold projects resulted in an operating loss of $3.3 million in Q1 2008 (Q1 2007: $2.9 million).

The net income of $5.5 million in Q1 2008 is primarily the result of foreign exchange gains and net interest income earned, partially offset by operating losses. The Corporation incurred a net loss of $2.2 million in Q1 2007 primarily from expenditures in connection with preparing its two uranium and gold projects for production.

As at June 30, 2007, the Corporation had cash and cash equivalents of $275.2 million (June 30, 2006: $1.2 million). With these funds and anticipated revenue from future sales of uranium and gold, the Corporation currently believes that it is fully funded and will be able to develop its two existing mining projects and advance them to full production as currently planned by 2010.

As at June 30, 2007, First Uranium had total assets of $373.5 million, total liabilities of $118.9 million and shareholders' equity of $254.6 million.

Ezulwini Mine

The Corporation is in the process of re-commissioning the Ezulwini Mine located approximately 40 kilometres from Johannesburg on the outskirts of the town of Westonaria in Gauteng Province, South Africa. Re-commissioning activities, which involve the refurbishment of the shaft and construction of gold and uranium plants, began in earnest in December 2006, subsequent to the successful completion of the Offering. The Ezulwini Mine is part of the Ezulwini mining right, which includes certain surface and underground assets, acquired by Ezulwini Mining Company (Proprietary) Limited ("EMC") from Randfontein Estates Limited ("REL"), a wholly-owned subsidiary of Harmony Gold Mining Company Limited, including two shaft headgears, four hoists, fans, compressors, generators, a complete sub-vertical shaft infrastructure down to 2,100 metres below surface and underground equipment as well as the necessary surface freehold required to operate the mine.

Simmer & Jack is presently the registered owner of the Ezulwini mining right. On December 20, 2006, EMC and Simmer & Jack entered into an agreement (the "Ezulwini Mining Right Agreement") pursuant to which Simmer & Jack agreed to take all necessary steps to obtain all ministerial approvals in order to effect the ceding of the Ezulwini mining right from Simmer & Jack to EMC. The Corporation expects the transfer of the Ezulwini mining right to be completed in due course. EMC continues with the ongoing water pumping required to keep the Ezulwini Mine dry and to enable the shaft rehabilitation program and refurbishment of the infrastructure in the Middle Elsburg section, which will, in turn, allow hoisting of ore by October 2007. Construction of the metallurgical plant has started to allow the onsite treatment for gold by April 2008 and uranium by June 2008.

As previously reported, Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") prepared a preliminary economic assessment of the Ezulwini Mine for First Uranium in connection with the Offering. The assessment was subsequently updated in a May 9, 2007 technical report (the "Ezulwini Report"), which incorporates the latest developments in respect of permitting/mining rights, changes to the mineral resource estimate, ongoing process selection and capital and operating forecasts. As a result, the net present value ("NPV") of the Ezulwini Mine improved by 29% ($74 million), from $258 million to $332 million and the internal rate of return ("IRR") improved from 26% to 32%. Although these improvements are primarily a reflection of the increase in the long-term price assumption for uranium from $40 per pound to $50 per pound, the NPV of the Ezulwini Mine also increased due to the investment of pre-production capital at a faster rate than originally planned, which results in an accelerated schedule for planned uranium and gold production. The improved NPV assumes the original discount rate of 8% and a gold price of $500 per ounce and excludes sunken capital costs.

The Ezulwini Report also projects a $24.2 million increase in metallurgical plant costs from $88.6 million to $112.8 million, due to higher than expected increases in the cost of steel and cement resulting from an industry-wide construction boom. The project contingency has been reduced by $13.1 million from $44.1 million to $31.0 million due to confirmation of firm pricing for most of the major capital items, thus increasing the level of confidence in the capital estimates.

An accelerated schedule for commissioning all modules of the gold and uranium plants is also planned, resulting in an accelerated capital investment profile, which will provide flexibility to significantly increase uranium production quicker, as market pricing dictates. EMC is using construction contractors until all phases of the mill and plants are completed. The Corporation estimates that $271 million of capital will be required for the Ezulwini Mine, $193 million of which is expected to be invested in the first four years of the project. As of the end of Q1 2008, $29.1 million has been spent.

The Ezulwini Mine shaft floating tower installation is currently on schedule to be completed by September 2007. The Corporation expects to commence hoisting ore in October 2007, with the first module of the gold plant scheduled for completion in April 2008 (accelerating the previously disclosed planned date for production by three months) and the first module of the

uranium plant scheduled for completion in June 2008. The Corporation is in discussions with third parties to toll treat the ore prior to the commissioning of the gold plant.

Also at the Ezulwini Mine, the Corporation has commenced the development to access the shaft destress cut and has accessed the Upper Elsburg horizon on levels 38a and 41. Development on both of these levels has started. The Company plans to collect chip samples at six metre intervals from the reef horizon. Chip sampling in two sections six metres apart on both levels has indicated a reef horizon that is 2.4 metres thick. Samples averaged 11.2 grams per tonne gold and 4.7 grams per tonne gold on levels 38a and 41, respectively.

Opening up of the Middle Elsburg reef is well underway with 76 panels sampled and 24 panels selected for development, giving a face length of 568 metres with an average grade of 6.76 grams per tonne gold and 660 grams per tonne uranium.

The samples were collected in accordance with industry standard practice. An independent laboratory prepared and assayed the samples using industry standard methods.

The clean up process to date on surface and underground has generated a stockpile in excess of 70,000 tonnes containing more than 88 kilograms of recoverable gold.

The following table depicts the planned production at Ezulwini from April 2007 through to March 2015.

From April To March	2007 2008	2008 2009	2009 2010	2010 2011	2011 2012	2012 2013	2013 2014	2014 2015
Gold ore 000s tonnes	93	196	736	1,186	1,243	1,091	759	806
Uranium ore 000s tonnes	-	410	725	784	943	1,077	981	951
Recovered gold 000s oz	17.8	98.6	242.9	341.3	370.5	334.1	247.2	246.9
Recovered uranium 000s lbs	-	335.5	602.6	652.3	793.4	929.1	893.2	895.8

The average annual production at Ezulwini for the life of the project (2007-2024) is expected to be 290,000 ounces of gold and 888,000 pounds of uranium.

The above economic analysis is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as mineral reserves. There is no certainty that the reserves development, production and economic forecasts on which this preliminary assessment is based, will be realized.

Ezulwini Expansion Program

First Uranium has defined initial underground and surface drilling targets related to the possible expansion of the existing Ezulwini Mine. Detailed studies completed by Minxcon (Proprietary) Limited ("Minxcon"), an independent South African mining and exploration consulting company, have utilized historical face sampling information on the E9EC reef, to project higher grade pay-shoot trends which have resulted in the definition of six drill target areas, some of which are accessible from existing underground workings.

The outputs of this work have been compared to historical grades as delivered to the old Ezulwini plant for a period of 14 years from 1982 to 1995. This analysis resulted in a mine recovery factor of 74% for gold and 65% for uranium. These mine recovery factors were used to define potential and expected plant delivery grades from each of the six drilling target areas. The table below summarizes the expected plant delivery grades from the defined drilling target areas and has been derived by Minxcon using a Bayesian approach.

Drill Target Area	Au		U_3O_8		Au Equivalent	U_3O_8 Equivalent
	In-Stope Grade	Plant Delivery Grade	In Stope Grade	Plant Delivery Grade		
	g/t	g/t	Kg/t	Kg/t	g/t	Kg/t
1[2]	8.93	6.61	0.970	0.630	10.93	1.589
2	10.2	7.54	0.800	0.520	11.10	1.614
3	6.66	4.93	0.128	0.830	10.68	1.552
4	7.11	5.26	0.560	0.360	7.76	1.127
5	4.13	3.05	0.580	0.520	5.65	0.821
6	6.69	4.95	0.800	0.450	8.53	1.239

Notes:

1) Mine recovery factor is the combination of dilution and loss factors applied to convert "in stope" sampling grades to plant delivery grades.
2) Table derived using population statistics on face sampling data; geo-statistics has been applied to pay-shoot 1 only, resulting in a lower Au plant delivery grade of 5.9g/t (versus 6.61g/t) and a higher U_3O_8 plant delivery grade of 0.642 Kg/t (versus 0.630Kg/t).
3) Au and U_3O_8 equivalents have been calculated using First Uranium's stated long term pricing assumptions of $500 per ounce for Au and $50 per pound for U_3O_8. By example, a grade of 1kg U_3O_8 per tonne equates to 6.88 grams per tonne of Au.

Based upon an internal concept evaluation, the combined Phase 1 drilling target areas have the potential to delineate a substantial portion of measured and indicated resources which would be required to justify the construction of a new 250,000 tonne-per-month shaft and a related mill expansion, that would have the potential to triple production capacity from the uranium bearing Middle Elsburg ore body. The conceptual evaluation excludes any potential contribution from the UE1A reef. Approximately 16,000 metres will need to be drilled in order to complete Phase 1. Drilling results and associated resource estimation can be expected towards the end of 2008. Additional Phase 2 target areas will be defined for the UE1A reef once historical face sampling information has been validated.

The expansion program excludes any prospecting that is expected to take place on contiguous properties to the north-east and south-east of the Ezulwini lease area covered by the prospecting application submitted to and accepted by the DME on April 16, 2007.

Buffelsfontein Tailings Recovery Project

The Buffelsfontein Tailings Recovery Project is a proposed uranium and gold tailings recovery operation located in the western portion of the Witwatersrand Basin approximately 160 kilometres from Johannesburg. FUSA plans to conduct hydraulic mining of tailings dams on the Buffelsfontein property using high pressure water cannons to slurry the tailings which will then be pumped to a processing plant for the recovery of uranium and gold. FUSA had planned to process the tailings from the ongoing mining operations at a plant to be located at the nearby Buffelsfontein underground mine owned and operated by Buffelsfontein Gold Mines Limited ("BGM"), a subsidiary of Simmer & Jack. As discussed above, the MWS acquisition, includes an operating gold mine tailings and re-processing facility, adjacent to First Uranium's Buffelsfontein Tailings Recovery Project. With this acquisition, the mined tailings from Buffelsfontein will be transported via a new pipeline to the MWS plant that will be expanded to replace the plant originally planned at the Buffelsfontein mine site. As well, the Corporation proposes to acquire the right to process three small additional tailings dams (the "Additional Dams Acquisition"). A prospecting right for these additional dams has been submitted to the DME.

The building of the pipeline between the Buffelsfontein site and MWS has commenced and is expected to be completed by October 2007, while hydraulic mining of the Buffelsfontein tailings dumps is expected to commence in November 2007. The MWS operation is mining the remnant of its current resource, due to be exhausted by December 2007. The operation requires mechanical cleaning of the floor material, temporarily increasing the operating cost significantly. The mechanical cleaning will continue in Q2 2008, with expected production of over 12,000 ounces of gold. The mechanical cleaning will stop as the Buffelsfontein tailings dams are brought online, and it is expected that production and average cost will then revert to the planned targets as per the May 22, 2007 revised technical report by Scott Wilson RPA.

BGM held an old order mining right in respect of mining gold at the BGM underground mine, which did not cover the recovery of the uranium in the tailings dams at Buffelsfontein. On June 4, 2007, the DME granted to BGM a prospecting right with respect to uranium and other minerals in the Buffelsfontein property and tailings dumps, subject to certain conditions which BGM expects to satisfy in due course. BGM has also filed with the DME an application to convert its old order mining right for BGM into a new order mining right. If and when this conversion application is approved, BGM intends to file with the DME one or more applications (which, together with the foregoing conversion application, are collectively referred to herein as the "Buffelsfontein Conversion Application") to: (i) amend, with effect from the date of conversion, the new order mining right to include the authority to mine for uranium underground and for gold, uranium and other minerals in respect of the tailings; (ii) divide the new order mining right, if granted, into two separate new order mining rights — one in respect of the mining for gold, uranium and other minerals at the BGM underground mine and the other, the Buffelsfontein Tailings Mining Right, in respect of the mining of the gold and uranium in the Buffelsfontein tailings dams; and (iii) cede the Buffelsfontein Tailings Mining Right, if granted, to MWS, a subsidiary of FUSA.

On December 20, 2006, FUSA, BGM and Simmer & Jack entered into an agreement (the "Buffelsfontein Tailings and Rights Agreement") pursuant to which, among other things: (i) BGM agreed to take all necessary steps to obtain all ministerial approvals required for the items requested in the Buffelsfontein Conversion Application in order to effect the transfer of the Buffelsfontein Tailings Mining Right to FUSA as soon as possible; and (ii) BGM agreed to sell to FUSA upon FUSA's receipt of the Buffelsfontein Tailings Mining Right, the Buffelsfontein tailings dams as well as certain property required for construction of the proposed processing plants, and grant to FUSA a right to the tailings arising from BGM's ongoing mining operations at its Buffelsfontein underground mine. In exchange for the above mentioned rights, FUSA will be required to (i) pay a nominal consideration of $13.50 to BGM; (ii) assume the rehabilitation obligation relating to the dams; and (iii) pay to BGM, a 1% royalty plus value-added tax of the gross revenue accrued by FUSA from the sale of uranium, gold and any other minerals recovered from the Buffelsfontein tailings. In addition, FUSA will be responsible for making payments to BGM in respect of a net smelter royalty on all gold produced from the Buffelsfontein Tailings Recovery Project on a graduated

basis with reference to the price of gold. For a more detailed discussion of these arrangements, reference should be made to the Corporation's Annual Information Form.

Scott Wilson RPA prepared a preliminary economic assessment of the Buffelsfontein Tailings Recovery Project for First Uranium in connection with the Offering which was revised in January 2007 to incorporate the results of ongoing process selection work and to demonstrate the impact of this work on the preliminary economic assessment. The results of the preliminary assessment as revised are contained in a technical report dated January 31, 2007 (the "Prior Buffels Report"). The Prior Buffels Report was subsequently revised, incorporating the MWS Acquisition and the Additional Dams Acquisition, and indicated in a technical report dated May 22, 2007 (the "Revised Buffels Report"). In addition, to better reflect the current uranium pricing environment, the assumed price per pound of uranium has been increased from $40 to $50 from the assumption in the Prior Buffels Report.

According to the Revised Buffels Report, the projected NPV of the Buffelsfontein Tailings Recovery Project (assuming the completion of the Additional Dams Acquisition and a discount rate of 8%) is $295 million with a projected IRR of 69% (as compared to $211 million and 39%, respectively, as disclosed in the Prior Buffels Report). The incorporation of the MWS Acquisition and the Additional Dams Acquisition into the Buffelsfontein Tailings Recovery Project accounted for an increase in the projected NPV and IRR to $237 million and 57% respectively as compared to the Prior Buffels Report. In addition, according to the Revised Buffels Report, the increase in the uranium price assumption resulted in an increase in the projected NPV from $237 million to $295 million and in the projected IRR from 57% to 69%.

With the MWS resources included and better defined, the life of the Buffelsfontein Tailings Recovery Project is presently estimated to be 16 years.

As the Corporation allocates the Buffelsfontein Tailings Recovery Project's projected cash costs in proportion to the projected revenue contribution from each product and the Corporation is assuming higher uranium prices and revenues, the Corporation expects that on a co-product basis, the cash cost of gold should be $220 per ounce and the cash cost of uranium should be $22 per pound.

Uranium production from the first two of three uranium plant modules is scheduled to commence in November 2008. The average annual production for the life of the Buffelsfontein Tailings Recovery Project (March 2007 to April 2023) is expected to be 128,000 ounces of gold and 922,000 pounds of uranium.

The preparation of a pre-feasibility study for the Buffelsfontein Tailings Recovery Project and detailed test work is ongoing to firmly identify the design and operating parameters.

The above economic analysis is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as mineral reserves. There is no certainty that the reserves development, production and economic forecasts, on which this preliminary assessment is based, will be realized.

Technical Disclosure

With the exception of paragraphs seven through ten under the heading "Ezulwini Mine" in this MD&A, the technical disclosure relating to the Ezulwini Mine is extracted from a technical report entitled "Technical Report - Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa" originally submitted on November 8, 2006 and December 5, 2006 and revised on May 9, 2007, prepared in accordance with NI 43-101 by Wayne Valliant, P.Geo. and R. Dennis Bergen, P.Eng. of Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA").

Technical disclosure under the heading "Ezulwini Expansion Program" in this MD&A is extracted from studies prepared in accordance with NI 43-101 by Daan Van Heerden, Pr.Eng of South African mining and exploration consultants, Minxcon (Proprietary) Limited.

Technical disclosure under the heading "Buffelsfontein Tailings Recovery Project" in this MD&A is extracted from a technical report entitled "Technical Report – Preliminary Assessment of the Buffelsfontein Project,

Northwest Province, Republic of South Africa" (the "Buffelsfontein Technical Report") originally submitted on November 8, 2006, revised on December 5, 2006, revised on January 31, 2007 and further revised on May 22, 2007.

Messrs. Bergen, Valliant and Van Heerden are each a "qualified person" under NI 43-101 and are independent of First Uranium. The technical disclosure contained in this MD&A relevant to their respective contributions has been reviewed and approved by Messrs. Bergen, Valliant and Van Heerden.

Results of Operations

Revenue

Revenue was generated from the processing of 401,621 tonnes of tailings material and sales of 3,395 ounces from the processing of gold at the current MWS operations at an average sales price of $643 per ounce. Revenue from the MWS gold plant is included as of June 6, 2006, the effective date of the MWS acquisition for accounting purposes.

Total costs from June 6, 2007 to the end of the quarter were $664 per ounce, as the acquired tailings dams are nearing the end of their productive life, which resulted in the requirement to load and haul tailings for mechanical placement near the hydraulic mining operation and, thus reduced the tonnes being processed and increased the handling costs.

There was no production attributable to First Uranium during Q1 2007.

Expenditures

Expenditures for Q1 2008 were $3.2 million (Q1 2007: $2.9 million). The expenditures for Q1 2008 included $1.1 million (Q1 2007: $0.9 million) of employee compensation costs, consulting and professional fees, as well as the non-capitalized portion of $0.5 million (Q1 2007: $0.4 million) for shared services fees paid to the majority shareholder, Simmer & Jack, for services provided pursuant to the Shared Services Agreement (see "Related Party Transactions") with First Uranium. Also included were general and administrative expenses of $0.4 million during Q1 2008 (Q1 2007: Nil). The higher expenditures in Q1 2008 resulted primarily from an increase in services required to support the development of the projects, the costs of corporate offices in Johannesburg and Toronto and other expenses of operating a public company, which were not applicable in Q1 2007.

First Uranium also recognized a stock-based compensation expense of $0.8 million during Q1 2008 (Q1 2007: Nil). This expense relates to the amortized cost of 1,223,001 stock options granted to directors, officers, employees and consultants during FY 2007 and the amortised cost of 60,000 stock options granted to directors and employees during Q1 2008. The fair value of the stock-based compensation was estimated using the Black-Scholes option pricing model.

Expenditures also include pumping and feasibility costs of $0.3 million during Q1 2008 (Q1 2007: $1.5 million). These costs related to the ongoing care and maintenance of the Ezulwini Mine. The decrease in costs is primarily the result of pumping and feasibility costs being capitalized, as part of mine infrastructure costs, since the end of May 2006, when the DME granted the mining right to Simmer & Jack, EMC's 90% shareholder at that time.

The Corporation earned interest income of $4.4 million during Q1 2008 (Q1 2007: Nil). The interest income was primarily earned on the net proceeds raised from the Offering and the Debentures.

The interest expense of $1.0 million during Q1 2008 consists of the interest paid on the Debentures at the end of the quarter. The interest expense of $0.1 million during Q1 2007 consists of the non-capital portion of interest paid by EMC on the loan payable to Simmer & Jack. The accretion expense of $1.1 million during Q1 2008 relates to the Debentures.

The foreign exchange gains of $6.4 million during Q1 2008 (Q1 2007: $0.8 million) are the combined result of the fact that the Corporation reports in US dollars, while the majority of its cash funds are held in Canadian dollars ("Cdn$") and in South African rand ("ZAR"), each

of which have strengthened against the US dollar ("US$"). The increase in the value of the Canadian dollar versus the US dollar during the quarter was partially offset by the Corporation having Canadian dollar denominated debt with the issue of the Debentures.

The net proceeds of the Offering were held in South African rand during Q1 2008. At the beginning of the quarter the US$/ZAR exchange rate was 7.305, while at the end of the quarter the US$/ZAR exchange rate was 7.076.

On May 3, 2007, when First Uranium received the net proceeds from the issue of the Debentures (the majority of the Corporation's Canadian funds held during Q1 2008), the Cdn$/US$ exchange rate was 0.900. At June 30, 2007, the Cdn$/US$ exchange rate was 0.944.

Net income

First Uranium generated net income of $5.5 million during Q1 2008 (Q1 2007: incurred a loss of $2.2 million), primarily as a result of the foreign exchange gains and net interest income earned, offset by operating losses incurred in Q1 2008. The Corporation incurred a net loss of $2.2 million in Q1 2007 primarily from expenditures in connection with preparing its two uranium and gold projects for production.

Use of Proceeds

Offering

In the final prospectus dated December 12, 2006 filed by First Uranium in connection with the Offering (the "Final Prospectus"), First Uranium provided the following disclosure as to the anticipated uses of the estimated $162.6 million of net proceeds from the sale of 29 million common shares by First Uranium to the public pursuant to the Offering:

- Development of the Ezulwini Mine - $77.2 million
- Development of the Buffelsfontein Tailings Recovery Project - $53.6 million
- Repayment of indebtedness owed by EMC to Simmer & Jack - $18.3 million
- Repayment of the purchase price for the Ezulwini Mine assets under the REL Purchase Agreement - $7.7 million
- Decrease in working capital plus general corporate costs - $5.8 million

The estimated $162.6 million net proceeds from the Offering and the above estimated uses of such proceeds as disclosed in First Uranium's Final Prospectus specifically did not include any proceeds received by First Uranium from the exercise of the over-allotment option granted to the underwriters. On December 29, 2006, the underwriters exercised the over-allotment option in full in respect of the sale of an additional 4.35 million shares of First Uranium and First Uranium received additional net proceeds of approximately $24.7 million.

Of the total net proceeds of $177.7 million received by First Uranium pursuant to the Offering, $42.3 million had been expended as at June 30, 2007 as follows (resulting in $135.4 million of the net proceeds on hand as at June 30, 2007):

Use of Net Proceeds Since The Offering (amounts in millions of dollars)	Used up to June 30, 2007	Used in the quarter ended June 30, 2007	Used up to March 31, 2007
Development of the Ezulwini Mine	(29.1)	(9.8)	(19.3)
Development of the Buffelsfontein Tailings Recovery Project	(2.2)	(0.7)	(1.5)
Repayment of indebtedness owed by EMC to Simmer & Jack	(14.1)	-	(14.1)
Payment of the REL Purchase Agreement purchase price	(8.9)	-	(8.9)
Working capital and general corporate purposes	12.0	3.4	8.6
Total	(42.3)	(7.1)	(35.2)

While First Uranium intends to apply the net proceeds of the Offering approximately as disclosed above, such uses are by definition based on estimates and assumptions and are subject to variance. In addition, there may be circumstances where, for sound business reasons, a re-allocation of the funds may be necessary or advisable.

Debentures

The Corporation intends to use the net proceeds from the issue of the Debentures to: fund the Ezulwini Expansion Program, a drilling program and feasibility study which are designed to determine the potential for a possible expansion of the Ezulwini Mine; together with the net proceeds of the Offering to fund the development of the Buffelsfontein Tailings Recovery Project; and for general corporate purposes. The net proceeds of $130.6 million from the issue of the Debentures are currently held by the Corporation in Canadian dollars in a Canadian bank account. The approval of the South African Reserve Bank ("SARB") to the issue of the Debentures includes a condition that the Corporation transfer the net proceeds from the issue of the Debentures to bank accounts of the Corporation in South Africa and convert the funds to South African rand by May 3, 2008.

First Uranium believes that the net proceeds of the issue of the Debentures, in addition to the unused portion of the net proceeds of the Offering, are sufficient to fund its plans for the near-term development of the Ezulwini Mine, the Ezulwini Expansion Program and the Buffelsfontein Tailings Recovery Project as adjusted as a result of the acquisition of MWS.

Cash flows

Cash generated from operating activities of $10.1 million during Q1 2008 (Q1 2007: $0.5 million) was mainly as a result of the net interest earned and the payment by Simmer & Jack of an outstanding receivable.

During Q1 2008, Simmer & Jack transferred $5.9 million of cash it held on behalf of First Uranium and its subsidiaries at the beginning of Q1 2008 into newly opened bank accounts of First Uranium and its subsidiaries, which resulted in the decrease in amounts receivable from related parties.

Investing activities utilized $8.5 million during Q1 2008 (Q1 2007: $0.6 million), consisting mainly of additions to property, plant and equipment relating to the Ezulwini Mine of $9.2 million (Q1 2007: $0.6 million).

On May 3, 2007, First Uranium raised net cash of $130.6 million (Q1 2007: $0.7 million) through the private placement of $135.1 million (Cdn$150 million) aggregate principal amount of Debentures due June 30, 2012. The Debentures bear interest at a rate of 4.25% per annum payable semi-annually and are convertible into common shares of First Uranium at Cdn$16.42 per share.

Financial Position and Liquidity

Cash and non-cash assets

Cash and cash equivalent balances available at June 30, 2007 increased by $136.3 million to $275.2 million (FY 2007: $138.9 million), primarily as a result of the inclusion of the net proceeds from the issue of the Debentures.

Accounts receivable of $3.8 million at June 30, 2007 (FY 2007: $1.7 million) was comprised primarily of value-added tax and goods and services tax refunds.

During Q1 2008, First Uranium set up separate bank accounts for itself and its subsidiaries and the cash previously held on its behalf by Simmer & Jack was transferred into these bank accounts. The transfer of such amounts resulted in a decrease in accounts receivable of $5.9 million to $0.9 million (FY 2007: $6.8 million).

Non-current assets increased to $92.3 million at June 30, 2007 (FY 2007: $33.7 million), mainly as a result of the additions to property, plant and equipment by EMC of $14.5 million and the fair value allocation of $35.8 million to plant and equipment and tailings for processing as a result of the acquisition of MWS. The additional costs also include capitalized pumping costs and costs relating to mining assets, mining infrastructure and plant and equipment.

Investing activities

On June 6, 2007, First Uranium, through its wholly-owned subsidiary FUSA, acquired a 100% equity interest in MWS in consideration for 3,093,980 common shares of First Uranium.

Total Liabilities

As of June 30, 2007, First Uranium had total liabilities of $118.9 million (FY 2007: $11.1 million), consisting mainly of the debt portion of the Debentures of $89.3 million, accounts payable and accrued liabilities of $9.4 million (FY 2007: $5.7 million) and the future tax liability arising from the MWS acquisition of $11.1 million.

The increase in accounts payable and accrued liabilities at June 30, 2007 is primarily the result of capital costs incurred by EMC and normal trade payables related to the operations of MWS.

The amount payable to a related party of $0.2 million (FY 2007: Nil) consists of the shared services fee payable by FUSA to Simmer & Jack pursuant to the terms of the Shared Services Agreement between First Uranium and Simmer & Jack.

Liquidity and Capital Resources

At June 30, 2007, First Uranium had working capital of $271.7 million (FY 2007: $142.0 million). The significant increase in working capital is attributable to the inclusion of net proceeds of $130.6 million from the issue of the Debentures.

First Uranium anticipates that future capital requirements relating to its development of the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project will be funded through a combination of the proceeds of the Offering and the Debentures and from internal cash flow.

Capital expenditures of $148.0 million and $270.6 million will be required to complete the currently planned construction of the Buffelsfontein Tailings Recovery Project and the Ezulwini Mine, respectively, for which $29.9 million (FY 2007: $14.8 million) of current commitments exist.

Exploration budgets for the Ezulwini Mine and on the contiguous properties to the north-east and south-east of the Ezulwini Mine of $30 million and $10 million, respectively, have been approved by the Board of Directors. The extent to which the budgeted amounts are spent depends on the ongoing exploration results. The exploration expenditures will be funded out of available working capital.

First Uranium had executed a mandate letter and term sheet with Investec Bank Limited ("Investec") in respect of potential debt financing, which was originally planned to be used towards the development of the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project, but the original need for this facility was eliminated as a result of the Debenture issue. The Corporation is, however, continuing with the process of satisfying certain conditions precedent and is in discussions with Investec to modify the proposed facility to a corporate facility.

As at June 30, 2007, First Uranium had the following contractual obligations:

	Payments due by Date				
Contractual Obligations	**Less than 1 year $000**	**1-3 Years $000**	**4-5 Years $000**	**After 5 Years $000**	**Total $000**
Operating Leases	13	15	-	-	28
Purchase Obligations	29,941	-	-	-	29,941
Capital Lease Obligations	36	115	40	-	191
Asset Retirement Obligations	-	-	-	8,186	8,186
Senior Unsecured Convertible Debentures	-	-	135,060	-	135,060
Total Contractual Obligations	**29,990**	**130**	**135,100**	**8,186**	**173,406**

Summary of Quarterly Results

The table below sets out selected financial data for the periods indicated. The financial data presented is derived from First Uranium's consolidated financial statements, which are prepared in accordance with Canadian GAAP.

Fiscal Quarters Ended	Total Assets $000	Net Income/(Loss) $000	Basic and Diluted Earnings/ (Loss) per Share $	Long Term Liabilities $000
June 30, 2007	373,549	5,471	0.04	118,900
March 31, 2007 (audited)	181,427	(2,689)	(0.02)	5,377
December 31, 2006	195,374	(3,787)	(0.04)	Nil
September 30, 2006	3,619	786	0.01	Nil
June 30, 2006	3,522	(2,238)	(0.03)	Nil
March 31, 2006 (audited)	3,433	(4,656)	(0.05)	Nil
December 31, 2005	4,519	(2,201)	(0.03)	Nil
September 30, 2005	n/a	n/a	n/a	n/a
June 30, 2005	n/a	n/a	n/a	n/a

Outlook

The Corporation will take the following steps to integrate MWS into the Buffelsfontein Tailings Recovery Project. The Corporation is preparing to undertake a pre-feasibility study for the project's new gold and uranium plant modules. The MWS assets include a gold plant. The second gold module and the first two uranium modules are expected to be commissioned in November 2008. The Corporation has commenced construction of a pipeline from the Buffelsfontein site to the MWS site, which is expected to be completed in October 2007 with hydraulic mining of the Buffelsfontein tailings dams to commence in November 2007.

Gold production at the Ezulwini Mine is expected to commence by the end of October 2007 using a gold toll milling operation. First Uranium is in negotiation with third parties regarding the tolling arrangement. The current plan is for the Ezulwini Mine to process gold and uranium at its own plants by April and June 2008, respectively.

In the second quarter of fiscal year 2008 ending September 30, 2007, the Corporation expects to process 1.5 million tonnes of tailings through its MWS gold plant, with expected production of over 12,000 ounces of gold.

Although the spot price for uranium, which reached $136 per pound at the end of June, had recently softened to $110 per pound, this is still well above the $50 per pound, upon which First Uranium has based its project economics for the next 20 years. As concerns persist that the supply of uranium might not meet near- to mid-term demand, the Corporation raised its expectations for the average price of uranium for the life of its projects from $40 per pound to $50 per pound. The Corporation has not yet signed any contracts to supply uranium and does not expect to do so until it is nearer production in June 2008.

Offsetting the higher price assumptions, mining cost expectations have also increased. Mine construction costs have risen for labour, reflecting higher negotiated wage settlements across the sector, and for materials, such as steel and concrete. First Uranium has included consideration for higher costs into its revised technical reports and planning for the future.

Based on the most recent technical reports published in May 2007 for each project the co-product costs for the Ezulwini Mine are expected to be $297 (down from $315) per ounce for gold and $30 (up from $25) per pound for uranium and at the Buffelsfontein Tailings Recovery Project co-product costs are expected to be $220 (down from $235) per ounce and $22 (up from $19) per pound.

Related Party Transactions

On December 20, 2006, First Uranium and Simmer & Jack entered into a shared services agreement (the "Shared Services Agreement").

Pursuant to the terms of the Shared Services Agreement, First Uranium is entitled to certain services to be provided by Simmer & Jack, including project management and technical services, cash management and investment services, accounting, treasury and financial services, corporate secretarial services and human resources and staffing services, including payroll and benefits administration, and such other services as may be required by First Uranium and which Simmer & Jack is able and willing to provide. Subsequent to entering into the agreement, the Corporation hired eight senior executives, including Mr. Miller, President and Chief Executive Officer, Mr. Fisher, Executive Vice President and Chief Operating Officer and Ms. Emma Oosthuizen, Senior Vice President and Chief Financial Officer, and other staff, resulting in certain of these services being no longer required to be provided by Simmer & Jack.

During Q1 2008 the Corporation paid $527,881 shared services fees to Simmer & Jack pursuant to the terms of the Shared Services Agreement.

Prior to December 2006, the Corporation shared its premises with other companies that had common directors and reimbursed the related companies for its proportional share of expenses or was reimbursed by the related companies for their proportional share of expenses. During Q1 2007, the Corporation was charged $303,306 for consulting services provided by related directors, officers and consultants of the Corporation.

First Uranium has agreed to reimburse Simmer & Jack with respect to 50% of fees (to a maximum of ZAR125,000 per month) that Simmer & Jack is required to pay to an empowerment company for consulting services regarding transformation, human resources and occupational health and safety. BJ Njenje, AX Sisulu and SLB Mapisa, shareholders of the empowerment company, are also directors of Simmer & Jack. During Q1 2008 the Corporation paid $57,000 to Simmer & Jack in connection with such services.

The amounts payable by First Uranium to Simmer & Jack are as a result of transactions pursuant to the Shared Services Agreement and are in the normal course of business.

Waterpan Mining Consortium ("Waterpan") currently holds a 10% shareholding in EMC. On December 20, 2006, Waterpan, First Uranium Limited ("FUL") and the Corporation entered into a purchase agreement (the "Waterpan Purchase Agreement") pursuant to which Waterpan agreed to sell its shares in EMC to FUL and as consideration for such sale, First

Uranium will issue 6,141,009 common shares of First Uranium to Waterpan (the "Waterpan Shares"). The closing of the transaction is subject to approval of SARB. Pursuant to the Waterpan Purchase Agreement, Waterpan has agreed not to sell or transfer 90% of the Waterpan Shares for a period of two years from the date of issuance. One shareholder of Waterpan is a director of EMC; two other shareholders of Waterpan are officers and/or employees of First Uranium and EMC.

Critical Accounting Policies and Estimates

The preparation of these unaudited consolidated interim financial statements in accordance with Canadian generally accepted accounting practice requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, goodwill estimation of future site restoration costs, stock-based compensation and future income taxes, classification of current portion of long-term debt, and the valuation of the equity component of convertible debentures. Financial results as determined by actual events could differ from those estimated.

Foreign currency translation

The Corporation considers the United States dollar ("US$") to be the functional and reporting currency. The translated amounts are of a foreign entity where its subsidiaries are accounted for as integrated foreign operations and as such, the translation to US dollar was made using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated in United States dollars at the period-end exchange rates, while non-monetary items are translated at the exchange rate in effect at the transaction date. Revenue and expense items are translated at the exchange rates in effect on the date of the transaction. Exchange gains and losses resulting from the translation of these amounts are included in the consolidated statements of operations.

Property, plant and equipment

The application of the Corporation's accounting policies for these assets has a material impact on its financial statements. Property, plant and equipment and related capitalized expenditures are recorded at cost. Amortization expense is based on the estimated useful lives of these assets. The carrying values of mining properties and property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment assessments are based on estimates of future cash flows, which include: the quantity of mineral reserves; future metal prices and future operating and capital costs to mine and process the Corporation's reserves.

The variability of these factors depends on a number of conditions, including the uncertainty of future events, and as a result, accounting estimates may change from one period to another. Asset balances could be materially impacted if other assumptions and estimates had been used. In addition, future operating results could be impacted if different assumptions and estimates are applied in future periods.

Asset retirement obligations

Mining, development and exploration activities are subject to various laws and regulations governing the protection of the environment. The Corporation has recorded a liability for future costs related to these regulations with a corresponding adjustment to the carrying amount of the related assets.

Significant judgments and estimates are made when determining the nature and costs associated with asset retirement obligations. Changes in the underlying assumptions used to estimate the obligation as well as changes to environmental laws and regulations could

cause material changes in the expected cost and the fair value of asset retirement obligations.

Stock-based compensation

The Corporation accounts for all stock-based payments under the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the grant date using the Black Scholes option pricing model that takes into account the exercise price, the expected life of the options, expected volatility of the underlying shares, expected dividend yield and the risk free interest rate for the term of the option.

Convertible debentures

The Corporation determines the equity component of the convertible debenture by using the fair value based method. Under the fair value based method, the equity component is measured at fair value at the date the convertible debentures were issued using the Black Scholes option pricing model that takes into account the exercise price, the expected life of the convertible debentures, expected volatility of the underlying shares, expected dividend yield and the risk free interest rate for the term of the convertible debentures.

Changes in accounting policies

Effective April 1, 2007, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1530 – Comprehensive Income, Section 3855 – Financial Instruments – Recognition and Measurement and Section 3865 – Hedges. The adoption of these new standards resulted in changes in the accounting for financial instruments and hedges, as well as the recognition of certain transition adjustments. As provided under the standards, the comparative consolidated financial statements have not been restated.

The adoption of these Sections is done retroactively without restatement of the consolidated financial statements of prior periods. There was no impact on the consolidated balance sheet of as at April 1, 2007.

The effect of these changes in the accounting policies on net income for Q1 2008 is not significant.

Effective April 1, 2007, the Corporation adopted the revised Section 1506 – Accounting Changes relating to changes in accounting policies, changes in accounting estimates, and errors. Adoption of these recommendations had no effect on the consolidated financial statements for the Q1 2008, except for the disclosure of accounting changes that have been issued by the CICA but have not yet been adopted by the Corporation because they are not effective until a future date (refer to Future accounting standards below).

Future accounting standards

In February 2007, the CICA issued the following pronouncements:

(i) Section 1535, Capital Disclosures, which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital. The adoption is not expected to have a significant effect on the Corporation's financial statements.

(ii) Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation, which are effective for fiscal years beginning on or after October 1, 2007. The objective of Section 3862 is to provide financial statement disclosure to enable users to evaluate the significance of financial instruments for the Corporation's financial position and performance and the nature and extent of risks arising from financial instruments that the Corporation is exposed to during the reporting period and the balance sheet date and how the Corporation is managing

those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Corporation's financial position, performance and cash flows.

In March 2007, CICA approved Handbook Section 3031 – Inventories, which replaces the existing Section 3030 – Inventories. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, with earlier application encouraged. The standard provides more guidance on the measurement and disclosure requirements for inventories.

The Corporation is currently assessing the impact of these new accounting standards on its financial statements.

Outstanding Share Data

As at June 30, 2007 and August 10, 2007, First Uranium had 124,780,027 and 124,818,122 issued and outstanding common shares, respectively. As at June 30, 2007 there were 1,283,001 unexercised stock options outstanding, exercisable at an average strike price of Cdn$7.56 per share. As at August 10, 2007 there were 1,301,334 unexercised stock options outstanding, exercisable at an average strike price of Cdn$7.85 per share.

As at June 30, 2007 and August 10, 2007, First Uranium also had $135.1 million (Cdn$150 million) principal amount of Debentures outstanding which are convertible into 60.9013 common shares of First Uranium for each Cdn$1,000 principal amount of Debentures, representing 9,135,195 common shares.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including the Corporation's President and Chief Executive Officer and the Chief Financial Officer, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this MD&A, management of First Uranium, by the direction of the President and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Corporation's disclosure controls and procedures as required by Canadian securities laws.

Based on the evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in First Uranium's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management of First Uranium, including the President and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

During the most recent quarter there were no changes in the Corporation's internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Risks and Uncertainties

Uncertainties

There are a number of uncertainties in the mining business of First Uranium that are beyond First Uranium's control, including:

- Demand and prices for the Corporation's future production of uranium and gold
- Government legislation regarding mining companies in South Africa
- Securities regulation regarding public listed companies in Canada and South Africa
- Foreign exchange rates
- Interest rates
- The decisions and activities of the Corporation's competitors in the uranium and gold mining business, which impact the supply of uranium and the demand for available services, construction materials, labour and the rights for prospecting and mining
- The continued endorsement of nuclear power as a preferred source for the world's energy needs
- The decisions of investors to continue to buy and hold the securities of the Corporation
- Natural disasters, war or random occurrences or acts that could result in a material change to economic and market performance, business conditions or operations.

Risks

In addition, First Uranium is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, certain business, operational and market risks. For a discussion of the Corporation's risks please refer to the Corporation's Annual MD&A, the 2007 Annual Information Form and other filings, which are available on the Corporation's website www.firsturanium.com and on www.sedar.com or upon request from the Corporation.

A trend that could increase risk for the Corporation would be the heightened labour unrest in South Africa. Workers at various South African mining operations have been demanding, through their unions, higher compensation as a result of increased revenues in the mining sector being driven by heightened mineral prices. Strikes have been threatened during some of the negotiations. First Uranium has mitigated the threat of work stoppages by negotiating recent settlements with unions represented at its operations.

Similarly, workers in other industries have been demanding higher compensation and threatening strike action. One such example is the strike by petroleum workers in early August which limited the supply of petrol. Strikes in the public sector and service industries, if protracted, have the potential to disrupt the development of the Corporation's two projects. No material delays have been experienced to date and the projects are on track for their scheduled completion dates.

Additional Information

Additional information relating to First Uranium is included in the Corporation's Annual Information Form dated June 13, 2007 and it is available on SEDAR at www.sedar.com.

Forward-looking Information

This MD&A and consolidated financial statements for the period ended June 30, 2007 contain certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and

other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Corporation's expectations as at the date of this MD&A; (ii) actual results may differ materially from the Corporation's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Corporation cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this MD&A, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) approvals to transfer or grant, as the case may be, mining rights or prospecting rights will be obtained; (ii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iii) mineral resource estimates are accurate; (iv) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (v) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vi) that outstanding approvals for the completion of an acquisition, the transfer of mining rights and the approval of mining rights will be granted; (vii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Corporation and their investment in the Corporation's common shares to a sufficient level to continue to support the Corporation's compliance with 2014 BEE requirements; (viii) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024; and (ix) the completion of the Additional Dams Acquisition.

first Uranium

FIRST URANIUM CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended
June 30, 2007 and June 30, 2006

Management's Discussion and Analysis of The Unaudited Consolidated Financial Condition and Results of Operations

for the three months ended June 30, 2007 and June 30, 2006

Set out below is a review of the activities, unaudited consolidated results of operations and financial condition of First Uranium Corporation and its subsidiaries ("First Uranium" or the "Corporation") for the three months ended June 30, 2007 ("Q1 2008") and June 30, 2006 ("Q1 2007"), together with certain trends and factors that are expected to have an impact in the future. This management's discussion and analysis of the consolidated financial position and results of operations ("MD&A") is intended to supplement and complement the unaudited consolidated financial statements and notes thereto for Q1 2008 and Q1 2007 (collectively the "Financial Statements") which have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The MD&A should be read in conjunction with the Financial Statements and First Uranium's audited consolidated financial statements for the fiscal year ended March 31, 2007 ("FY 2007") and the notes thereto and the related management's discussion and analysis. Information contained in this MD&A is based on information available as at August 10, 2007, unless otherwise indicated.

The reporting currency for the Corporation is the US dollar, and all amounts in the following discussion are in US dollars ("$"), except where otherwise indicated.

This MD&A includes certain forward-looking statements. Please read the cautionary note at the end of this document.

Overall Performance

Highlights

During Q1 2008, First Uranium:

- Raised gross proceeds of Cdn$150 million through an issue of 4.25% senior unsecured convertible debentures (the "Debentures").
- Filed revised technical reports for each of the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project, which indicated improvement to their respective NPVs and IRRs, reflecting the accelerated timetables for both projects.
- Accelerated capital investment at the Ezulwini Mine to advance the plant commissioning and production startup by three months.
- Acquired, effective June 6, 2007, 100% of the equity and management control of Mine Waste Solutions (Proprietary) Limited and its subsidiary Chemwes (Proprietary) Limited (collectively, "MWS") to advance the Buffelsfontein Tailings Recovery Project, following which First Uranium has commenced to record for its account, gold production from the MWS plant.
- The South African Department of Minerals and Energy (the"DME") acknowledged receipt of the Corporation's prospecting permit application on incremental ground contiguous to the Ezulwini Mine.

Subsequent to Q1 2008:

- First Uranium defined initial underground and surface drilling targets related to the possible expansion of the existing Ezulwini underground uranium ("U_3O_8") and gold ("Au") mine (the "Ezulwini Expansion Program").

In the second quarter of fiscal year 2008 ending September 30, 2007, the Corporation plans to process 1.5 million tonnes of tailings through its MWS gold plant, with expected production of over 12,000 ounces of gold.

Overview

First Uranium is a Canadian resource company focused on the development of uranium and gold projects in South Africa. The Corporation's goal is to become a significant producer of uranium and gold through the re-opening and development of the Ezulwini underground uranium and gold mine (the "Ezulwini Mine") and the construction of the Buffelsfontein tailings recovery project to recover uranium and gold from the existing surface tailings and future tailings, at the Buffelsfontein mine (the "Buffelsfontein Tailings Recovery Project"). To expand its production profile, First Uranium plans to continue to identify and acquire additional uranium and gold projects in southern Africa and beyond.

The common shares of First Uranium are listed on the Toronto Stock Exchange (the "TSX") and the Johannesburg Stock Exchange (the "JSE"). Simmer and Jack Mines, Limited ("Simmer & Jack") owns approximately 65.5% of the common shares of First Uranium. Simmer & Jack's shareholding was diluted from 67.2% during Q1 2008 as a result of the issuance by First Uranium of 3,093,980 common shares as consideration for the June 6, 2007 acquisition of Mine Waste Solutions (Proprietary) Limited and its subsidiary Chemwes (Proprietary) Limited (collectively, "MWS").

Through its subsidiary, First Uranium (Proprietary) Limited ("FUSA"), First Uranium has an agreement to acquire surface tailings from Buffelsfontein Gold Mines Limited ("BGM"), a subsidiary of Simmer & Jack. The Corporation originally planned to develop and construct a processing plant at the Bufflesfontein surface tailings site to reprocess these tailings to recover uranium and gold. However, with the acquisition of MWS, the Corporation acquired an operating gold mine tailings re-processing facility adjacent to Buffelsfontein. The Corporation intends to construct a pipeline to the MWS plant for processing the Buffelsfontein surface tailings as well as the tailings from the ongoing gold mining operations at BGM's underground gold mine. The Corporation also intends to expand the MWS plant to replace the plant originally planned at the Buffelsfontein mine site.

In December 2006, First Uranium completed a public offering of 33,350,000 common shares at Cdn$7.00 per share for gross proceeds of $201.8 million (the "Offering"). The proceeds of the Offering, net of underwriting fees and expenses, were $177.7 million. The funds raised from the Offering and a portion of the net proceeds from the May 3, 2007 issuance of $130.6 million of 4.25% senior unsecured convertible debentures due June 30, 2012 (the "Debentures"), net of underwriting fees and expenses, are being used to: (i) reopen, develop and rebuild the Ezulwini Mine and (ii) to develop the Buffelsfontein Tailings Recovery Project.

Financial Overview

First Uranium is a development stage company. The Corporation generated revenue of $2.2 million during Q1 2008 from the operations of the MWS gold plant, which the Corporation assumed ownership of on June 6, 2007.

General, consulting and administrative expenditures fees as well as development activities at its two uranium and gold projects resulted in an operating loss of $3.3 million in Q1 2008 (Q1 2007: $2.9 million).

The net income of $5.5 million in Q1 2008 is primarily the result of foreign exchange gains and net interest income earned, partially offset by operating losses. The Corporation incurred a net loss of $2.2 million in Q1 2007 primarily from expenditures in connection with preparing its two uranium and gold projects for production.

As at June 30, 2007, the Corporation had cash and cash equivalents of $275.2 million (June 30, 2006: $1.2 million). With these funds and anticipated revenue from future sales of uranium and gold, the Corporation currently believes that it is fully funded and will be able to develop its two existing mining projects and advance them to full production as currently planned by 2010.

As at June 30, 2007, First Uranium had total assets of $373.5 million, total liabilities of $118.9 million and shareholders' equity of $254.6 million.

Ezulwini Mine

The Corporation is in the process of re-commissioning the Ezulwini Mine located approximately 40 kilometres from Johannesburg on the outskirts of the town of Westonaria in Gauteng Province, South Africa. Re-commissioning activities, which involve the refurbishment of the shaft and construction of gold and uranium plants, began in earnest in December 2006, subsequent to the successful completion of the Offering. The Ezulwini Mine is part of the Ezulwini mining right, which includes certain surface and underground assets, acquired by Ezulwini Mining Company (Proprietary) Limited ("EMC") from Randfontein Estates Limited ("REL"), a wholly-owned subsidiary of Harmony Gold Mining Company Limited, including two shaft headgears, four hoists, fans, compressors, generators, a complete sub-vertical shaft infrastructure down to 2,100 metres below surface and underground equipment as well as the necessary surface freehold required to operate the mine.

Simmer & Jack is presently the registered owner of the Ezulwini mining right. On December 20, 2006, EMC and Simmer & Jack entered into an agreement (the "Ezulwini Mining Right Agreement") pursuant to which Simmer & Jack agreed to take all necessary steps to obtain all ministerial approvals in order to effect the ceding of the Ezulwini mining right from Simmer & Jack to EMC. The Corporation expects the transfer of the Ezulwini mining right to be completed in due course. EMC continues with the ongoing water pumping required to keep the Ezulwini Mine dry and to enable the shaft rehabilitation program and refurbishment of the infrastructure in the Middle Elsburg section, which will, in turn, allow hoisting of ore by October 2007. Construction of the metallurgical plant has started to allow the onsite treatment for gold by April 2008 and uranium by June 2008.

As previously reported, Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") prepared a preliminary economic assessment of the Ezulwini Mine for First Uranium in connection with the Offering. The assessment was subsequently updated in a May 9, 2007 technical report (the "Ezulwini Report"), which incorporates the latest developments in respect of permitting/mining rights, changes to the mineral resource estimate, ongoing process selection and capital and operating forecasts. As a result, the net present value ("NPV") of the Ezulwini Mine improved by 29% ($74 million), from $258 million to $332 million and the internal rate of return ("IRR") improved from 26% to 32%. Although these improvements are primarily a reflection of the increase in the long-term price assumption for uranium from $40 per pound to $50 per pound, the NPV of the Ezulwini Mine also increased due to the investment of pre-production capital at a faster rate than originally planned, which results in an accelerated schedule for planned uranium and gold production. The improved NPV assumes the original discount rate of 8% and a gold price of $500 per ounce and excludes sunken capital costs.

The Ezulwini Report also projects a $24.2 million increase in metallurgical plant costs from $88.6 million to $112.8 million, due to higher than expected increases in the cost of steel and cement resulting from an industry-wide construction boom. The project contingency has been reduced by $13.1 million from $44.1 million to $31.0 million due to confirmation of firm pricing for most of the major capital items, thus increasing the level of confidence in the capital estimates.

An accelerated schedule for commissioning all modules of the gold and uranium plants is also planned, resulting in an accelerated capital investment profile, which will provide flexibility to significantly increase uranium production quicker, as market pricing dictates. EMC is using construction contractors until all phases of the mill and plants are completed. The Corporation estimates that $271 million of capital will be required for the Ezulwini Mine, $193 million of which is expected to be invested in the first four years of the project. As of the end of Q1 2008, $29.1 million has been spent.

The Ezulwini Mine shaft floating tower installation is currently on schedule to be completed by September 2007. The Corporation expects to commence hoisting ore in October 2007, with the first module of the gold plant scheduled for completion in April 2008 (accelerating the previously disclosed planned date for production by three months) and the first module of the

uranium plant scheduled for completion in June 2008. The Corporation is in discussions with third parties to toll treat the ore prior to the commissioning of the gold plant.

Also at the Ezulwini Mine, the Corporation has commenced the development to access the shaft destress cut and has accessed the Upper Elsburg horizon on levels 38a and 41. Development on both of these levels has started. The Company plans to collect chip samples at six metre intervals from the reef horizon. Chip sampling in two sections six metres apart on both levels has indicated a reef horizon that is 2.4 metres thick. Samples averaged 11.2 grams per tonne gold and 4.7 grams per tonne gold on levels 38a and 41, respectively.

Opening up of the Middle Elsburg reef is well underway with 76 panels sampled and 24 panels selected for development, giving a face length of 568 metres with an average grade of 6.76 grams per tonne gold and 660 grams per tonne uranium.

The samples were collected in accordance with industry standard practice. An independent laboratory prepared and assayed the samples using industry standard methods.

The clean up process to date on surface and underground has generated a stockpile in excess of 70,000 tonnes containing more than 88 kilograms of recoverable gold.

The following table depicts the planned production at Ezulwini from April 2007 through to March 2015.

From April To March	2007 2008	2008 2009	2009 2010	2010 2011	2011 2012	2012 2013	2013 2014	2014 2015
Gold ore 000s tonnes	93	196	736	1,186	1,243	1,091	759	806
Uranium ore 000s tonnes	-	410	725	784	943	1,077	981	951
Recovered gold 000s oz	17.8	98.6	242.9	341.3	370.5	334.1	247.2	246.9
Recovered uranium 000s lbs	-	335.5	602.6	652.3	793.4	929.1	893.2	895.8

The average annual production at Ezulwini for the life of the project (2007-2024) is expected to be 290,000 ounces of gold and 888,000 pounds of uranium.

The above economic analysis is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as mineral reserves. There is no certainty that the reserves development, production and economic forecasts on which this preliminary assessment is based, will be realized.

Ezulwini Expansion Program

First Uranium has defined initial underground and surface drilling targets related to the possible expansion of the existing Ezulwini Mine. Detailed studies completed by Minxcon (Proprietary) Limited ("Minxcon"), an independent South African mining and exploration consulting company, have utilized historical face sampling information on the E9EC reef, to project higher grade pay-shoot trends which have resulted in the definition of six drill target areas, some of which are accessible from existing underground workings.

The outputs of this work have been compared to historical grades as delivered to the old Ezulwini plant for a period of 14 years from 1982 to 1995. This analysis resulted in a mine recovery factor of 74% for gold and 65% for uranium. These mine recovery factors were used to define potential and expected plant delivery grades from each of the six drilling target areas. The table below summarizes the expected plant delivery grades from the defined drilling target areas and has been derived by Minxcon using a Bayesian approach.

Drill Target Area	Au		U_3O_8		Au Equivalent	U_3O_8 Equivalent
	In-Stope Grade	Plant Delivery Grade	In Stope Grade	Plant Delivery Grade		
	g/t	g/t	Kg/t	Kg/t	g/t	Kg/t
1[2]	8.93	6.61	0.970	0.630	10.93	1.589
2	10.2	7.54	0.800	0.520	11.10	1.614
3	6.66	4.93	0.128	0.830	10.68	1.552
4	7.11	5.26	0.560	0.360	7.76	1.127
5	4.13	3.05	0.580	0.520	5.65	0.821
6	6.69	4.95	0.800	0.450	8.53	1.239

Notes:

1) Mine recovery factor is the combination of dilution and loss factors applied to convert "in stope" sampling grades to plant delivery grades.
2) Table derived using population statistics on face sampling data; geo-statistics has been applied to pay-shoot 1 only, resulting in a lower Au plant delivery grade of 5.9g/t (versus 6.61g/t) and a higher U_3O_8 plant delivery grade of 0.642 Kg/t (versus 0.630Kg/t).
3) Au and U_3O_8 equivalents have been calculated using First Uranium's stated long term pricing assumptions of $500 per ounce for Au and $50 per pound for U_3O_8. By example, a grade of 1kg U_3O_8 per tonne equates to 6.88 grams per tonne of Au.

Based upon an internal concept evaluation, the combined Phase 1 drilling target areas have the potential to delineate a substantial portion of measured and indicated resources which would be required to justify the construction of a new 250,000 tonne-per-month shaft and a related mill expansion, that would have the potential to triple production capacity from the uranium bearing Middle Elsburg ore body. The conceptual evaluation excludes any potential contribution from the UE1A reef. Approximately 16,000 metres will need to be drilled in order to complete Phase 1. Drilling results and associated resource estimation can be expected towards the end of 2008. Additional Phase 2 target areas will be defined for the UE1A reef once historical face sampling information has been validated.

The expansion program excludes any prospecting that is expected to take place on contiguous properties to the north-east and south-east of the Ezulwini lease area covered by the prospecting application submitted to and accepted by the DME on April 16, 2007.

Buffelsfontein Tailings Recovery Project

The Buffelsfontein Tailings Recovery Project is a proposed uranium and gold tailings recovery operation located in the western portion of the Witwatersrand Basin approximately 160 kilometres from Johannesburg. FUSA plans to conduct hydraulic mining of tailings dams on the Buffelsfontein property using high pressure water cannons to slurry the tailings which will then be pumped to a processing plant for the recovery of uranium and gold. FUSA had planned to process the tailings from the ongoing mining operations at a plant to be located at the nearby Buffelsfontein underground mine owned and operated by Buffelsfontein Gold Mines Limited ("BGM"), a subsidiary of Simmer & Jack. As discussed above, the MWS acquisition, includes an operating gold mine tailings and re-processing facility, adjacent to First Uranium's Buffelsfontein Tailings Recovery Project. With this acquisition, the mined tailings from Buffelsfontein will be transported via a new pipeline to the MWS plant that will be expanded to replace the plant originally planned at the Buffelsfontein mine site. As well, the Corporation proposes to acquire the right to process three small additional tailings dams (the "Additional Dams Acquisition"). A prospecting right for these additional dams has been submitted to the DME.

The building of the pipeline between the Buffelsfontein site and MWS has commenced and is expected to be completed by October 2007, while hydraulic mining of the Buffelsfontein tailings dumps is expected to commence in November 2007. The MWS operation is mining the remnant of its current resource, due to be exhausted by December 2007. The operation requires mechanical cleaning of the floor material, temporarily increasing the operating cost significantly. The mechanical cleaning will continue in Q2 2008, with expected production of over 12,000 ounces of gold. The mechanical cleaning will stop as the Buffelsfontein tailings dams are brought online, and it is expected that production and average cost will then revert to the planned targets as per the May 22, 2007 revised technical report by Scott Wilson RPA.

BGM held an old order mining right in respect of mining gold at the BGM underground mine, which did not cover the recovery of the uranium in the tailings dams at Buffelsfontein. On June 4, 2007, the DME granted to BGM a prospecting right with respect to uranium and other minerals in the Buffelsfontein property and tailings dumps, subject to certain conditions which BGM expects to satisfy in due course. BGM has also filed with the DME an application to convert its old order mining right for BGM into a new order mining right. If and when this conversion application is approved, BGM intends to file with the DME one or more applications (which, together with the foregoing conversion application, are collectively referred to herein as the "Buffelsfontein Conversion Application") to: (i) amend, with effect from the date of conversion, the new order mining right to include the authority to mine for uranium underground and for gold, uranium and other minerals in respect of the tailings; (ii) divide the new order mining right, if granted, into two separate new order mining rights — one in respect of the mining for gold, uranium and other minerals at the BGM underground mine and the other, the Buffelsfontein Tailings Mining Right, in respect of the mining of the gold and uranium in the Buffelsfontein tailings dams; and (iii) cede the Buffelsfontein Tailings Mining Right, if granted, to MWS, a subsidiary of FUSA.

On December 20, 2006, FUSA, BGM and Simmer & Jack entered into an agreement (the "Buffelsfontein Tailings and Rights Agreement") pursuant to which, among other things: (i) BGM agreed to take all necessary steps to obtain all ministerial approvals required for the items requested in the Buffelsfontein Conversion Application in order to effect the transfer of the Buffelsfontein Tailings Mining Right to FUSA as soon as possible; and (ii) BGM agreed to sell to FUSA upon FUSA's receipt of the Buffelsfontein Tailings Mining Right, the Buffelsfontein tailings dams as well as certain property required for construction of the proposed processing plants, and grant to FUSA a right to the tailings arising from BGM's ongoing mining operations at its Buffelsfontein underground mine. In exchange for the above mentioned rights, FUSA will be required to (i) pay a nominal consideration of $13.50 to BGM; (ii) assume the rehabilitation obligation relating to the dams; and (iii) pay to BGM, a 1% royalty plus value-added tax of the gross revenue accrued by FUSA from the sale of uranium, gold and any other minerals recovered from the Buffelsfontein tailings. In addition, FUSA will be responsible for making payments to BGM in respect of a net smelter royalty on all gold produced from the Buffelsfontein Tailings Recovery Project on a graduated

basis with reference to the price of gold. For a more detailed discussion of these arrangements, reference should be made to the Corporation's Annual Information Form.

Scott Wilson RPA prepared a preliminary economic assessment of the Buffelsfontein Tailings Recovery Project for First Uranium in connection with the Offering which was revised in January 2007 to incorporate the results of ongoing process selection work and to demonstrate the impact of this work on the preliminary economic assessment. The results of the preliminary assessment as revised are contained in a technical report dated January 31, 2007 (the "Prior Buffels Report"). The Prior Buffels Report was subsequently revised, incorporating the MWS Acquisition and the Additional Dams Acquisition, and indicated in a technical report dated May 22, 2007 (the "Revised Buffels Report"). In addition, to better reflect the current uranium pricing environment, the assumed price per pound of uranium has been increased from $40 to $50 from the assumption in the Prior Buffels Report.

According to the Revised Buffels Report, the projected NPV of the Buffelsfontein Tailings Recovery Project (assuming the completion of the Additional Dams Acquisition and a discount rate of 8%) is $295 million with a projected IRR of 69% (as compared to $211 million and 39%, respectively, as disclosed in the Prior Buffels Report). The incorporation of the MWS Acquisition and the Additional Dams Acquisition into the Buffelsfontein Tailings Recovery Project accounted for an increase in the projected NPV and IRR to $237 million and 57% respectively as compared to the Prior Buffels Report. In addition, according to the Revised Buffels Report, the increase in the uranium price assumption resulted in an increase in the projected NPV from $237 million to $295 million and in the projected IRR from 57% to 69%.

With the MWS resources included and better defined, the life of the Buffelsfontein Tailings Recovery Project is presently estimated to be 16 years.

As the Corporation allocates the Buffelsfontein Tailings Recovery Project's projected cash costs in proportion to the projected revenue contribution from each product and the Corporation is assuming higher uranium prices and revenues, the Corporation expects that on a co-product basis, the cash cost of gold should be $220 per ounce and the cash cost of uranium should be $22 per pound.

Uranium production from the first two of three uranium plant modules is scheduled to commence in November 2008. The average annual production for the life of the Buffelsfontein Tailings Recovery Project (March 2007 to April 2023) is expected to be 128,000 ounces of gold and 922,000 pounds of uranium.

The preparation of a pre-feasibility study for the Buffelsfontein Tailings Recovery Project and detailed test work is ongoing to firmly identify the design and operating parameters.

The above economic analysis is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as mineral reserves. There is no certainty that the reserves development, production and economic forecasts, on which this preliminary assessment is based, will be realized.

Technical Disclosure

With the exception of paragraphs seven through ten under the heading "Ezulwini Mine" in this MD&A, the technical disclosure relating to the Ezulwini Mine is extracted from a technical report entitled "Technical Report - Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa" originally submitted on November 8, 2006 and December 5, 2006 and revised on May 9, 2007, prepared in accordance with NI 43-101 by Wayne Valliant, P.Geo. and R. Dennis Bergen, P.Eng. of Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA").

Technical disclosure under the heading "Ezulwini Expansion Program" in this MD&A is extracted from studies prepared in accordance with NI 43-101 by Daan Van Heerden, Pr.Eng of South African mining and exploration consultants, Minxcon (Proprietary) Limited.

Technical disclosure under the heading "Buffelsfontein Tailings Recovery Project" in this MD&A is extracted from a technical report entitled "Technical Report – Preliminary Assessment of the Buffelsfontein Project,

Northwest Province, Republic of South Africa" (the "Buffelsfontein Technical Report") originally submitted on November 8, 2006, revised on December 5, 2006, revised on January 31, 2007 and further revised on May 22, 2007.

Messrs. Bergen, Valliant and Van Heerden are each a "qualified person" under NI 43-101 and are independent of First Uranium. The technical disclosure contained in this MD&A relevant to their respective contributions has been reviewed and approved by Messrs. Bergen, Valliant and Van Heerden.

Results of Operations

Revenue

Revenue was generated from the processing of 401,621 tonnes of tailings material and sales of 3,395 ounces from the processing of gold at the current MWS operations at an average sales price of $643 per ounce. Revenue from the MWS gold plant is included as of June 6, 2006, the effective date of the MWS acquisition for accounting purposes.

Total costs from June 6, 2007 to the end of the quarter were $664 per ounce, as the acquired tailings dams are nearing the end of their productive life, which resulted in the requirement to load and haul tailings for mechanical placement near the hydraulic mining operation and, thus reduced the tonnes being processed and increased the handling costs.

There was no production attributable to First Uranium during Q1 2007.

Expenditures

Expenditures for Q1 2008 were $3.2 million (Q1 2007: $2.9 million). The expenditures for Q1 2008 included $1.1 million (Q1 2007: $0.9 million) of employee compensation costs, consulting and professional fees, as well as the non-capitalized portion of $0.5 million (Q1 2007: $0.4 million) for shared services fees paid to the majority shareholder, Simmer & Jack, for services provided pursuant to the Shared Services Agreement (see "Related Party Transactions") with First Uranium. Also included were general and administrative expenses of $0.4 million during Q1 2008 (Q1 2007: Nil). The higher expenditures in Q1 2008 resulted primarily from an increase in services required to support the development of the projects, the costs of corporate offices in Johannesburg and Toronto and other expenses of operating a public company, which were not applicable in Q1 2007.

First Uranium also recognized a stock-based compensation expense of $0.8 million during Q1 2008 (Q1 2007: Nil). This expense relates to the amortized cost of 1,223,001 stock options granted to directors, officers, employees and consultants during FY 2007 and the amortised cost of 60,000 stock options granted to directors and employees during Q1 2008. The fair value of the stock-based compensation was estimated using the Black-Scholes option pricing model.

Expenditures also include pumping and feasibility costs of $0.3 million during Q1 2008 (Q1 2007: $1.5 million). These costs related to the ongoing care and maintenance of the Ezulwini Mine. The decrease in costs is primarily the result of pumping and feasibility costs being capitalized, as part of mine infrastructure costs, since the end of May 2006, when the DME granted the mining right to Simmer & Jack, EMC's 90% shareholder at that time.

The Corporation earned interest income of $4.4 million during Q1 2008 (Q1 2007: Nil). The interest income was primarily earned on the net proceeds raised from the Offering and the Debentures.

The interest expense of $1.0 million during Q1 2008 consists of the interest paid on the Debentures at the end of the quarter. The interest expense of $0.1 million during Q1 2007 consists of the non-capital portion of interest paid by EMC on the loan payable to Simmer & Jack. The accretion expense of $1.1 million during Q1 2008 relates to the Debentures.

The foreign exchange gains of $6.4 million during Q1 2008 (Q1 2007: $0.8 million) are the combined result of the fact that the Corporation reports in US dollars, while the majority of its cash funds are held in Canadian dollars ("Cdn$") and in South African rand ("ZAR"), each

of which have strengthened against the US dollar ("US$"). The increase in the value of the Canadian dollar versus the US dollar during the quarter was partially offset by the Corporation having Canadian dollar denominated debt with the issue of the Debentures.

The net proceeds of the Offering were held in South African rand during Q1 2008. At the beginning of the quarter the US$/ZAR exchange rate was 7.305, while at the end of the quarter the US$/ZAR exchange rate was 7.076.

On May 3, 2007, when First Uranium received the net proceeds from the issue of the Debentures (the majority of the Corporation's Canadian funds held during Q1 2008), the Cdn$/US$ exchange rate was 0.900. At June 30, 2007, the Cdn$/US$ exchange rate was 0.944.

Net income

First Uranium generated net income of $5.5 million during Q1 2008 (Q1 2007: incurred a loss of $2.2 million), primarily as a result of the foreign exchange gains and net interest income earned, offset by operating losses incurred in Q1 2008. The Corporation incurred a net loss of $2.2 million in Q1 2007 primarily from expenditures in connection with preparing its two uranium and gold projects for production.

Use of Proceeds

Offering

In the final prospectus dated December 12, 2006 filed by First Uranium in connection with the Offering (the "Final Prospectus"), First Uranium provided the following disclosure as to the anticipated uses of the estimated $162.6 million of net proceeds from the sale of 29 million common shares by First Uranium to the public pursuant to the Offering:

- Development of the Ezulwini Mine - $77.2 million
- Development of the Buffelsfontein Tailings Recovery Project - $53.6 million
- Repayment of indebtedness owed by EMC to Simmer & Jack - $18.3 million
- Repayment of the purchase price for the Ezulwini Mine assets under the REL Purchase Agreement - $7.7 million
- Decrease in working capital plus general corporate costs - $5.8 million

The estimated $162.6 million net proceeds from the Offering and the above estimated uses of such proceeds as disclosed in First Uranium's Final Prospectus specifically did not include any proceeds received by First Uranium from the exercise of the over-allotment option granted to the underwriters. On December 29, 2006, the underwriters exercised the over-allotment option in full in respect of the sale of an additional 4.35 million shares of First Uranium and First Uranium received additional net proceeds of approximately $24.7 million.

Of the total net proceeds of $177.7 million received by First Uranium pursuant to the Offering, $42.3 million had been expended as at June 30, 2007 as follows (resulting in $135.4 million of the net proceeds on hand as at June 30, 2007):

Use of Net Proceeds Since The Offering (amounts in millions of dollars)	Used up to June 30, 2007	Used in the quarter ended June 30, 2007	Used up to March 31, 2007
Development of the Ezulwini Mine	(29.1)	(9.8)	(19.3)
Development of the Buffelsfontein Tailings Recovery Project	(2.2)	(0.7)	(1.5)
Repayment of indebtedness owed by EMC to Simmer & Jack	(14.1)	-	(14.1)
Payment of the REL Purchase Agreement purchase price	(8.9)	-	(8.9)
Working capital and general corporate purposes	12.0	3.4	8.6
Total	(42.3)	(7.1)	(35.2)

While First Uranium intends to apply the net proceeds of the Offering approximately as disclosed above, such uses are by definition based on estimates and assumptions and are subject to variance. In addition, there may be circumstances where, for sound business reasons, a re-allocation of the funds may be necessary or advisable.

Debentures

The Corporation intends to use the net proceeds from the issue of the Debentures to: fund the Ezulwini Expansion Program, a drilling program and feasibility study which are designed to determine the potential for a possible expansion of the Ezulwini Mine; together with the net proceeds of the Offering to fund the development of the Buffelsfontein Tailings Recovery Project; and for general corporate purposes. The net proceeds of $130.6 million from the issue of the Debentures are currently held by the Corporation in Canadian dollars in a Canadian bank account. The approval of the South African Reserve Bank ("SARB") to the issue of the Debentures includes a condition that the Corporation transfer the net proceeds from the issue of the Debentures to bank accounts of the Corporation in South Africa and convert the funds to South African rand by May 3, 2008.

First Uranium believes that the net proceeds of the issue of the Debentures, in addition to the unused portion of the net proceeds of the Offering, are sufficient to fund its plans for the near-term development of the Ezulwini Mine, the Ezulwini Expansion Program and the Buffelsfontein Tailings Recovery Project as adjusted as a result of the acquisition of MWS.

Cash flows

Cash generated from operating activities of $10.1 million during Q1 2008 (Q1 2007: $0.5 million) was mainly as a result of the net interest earned and the payment by Simmer & Jack of an outstanding receivable.

During Q1 2008, Simmer & Jack transferred $5.9 million of cash it held on behalf of First Uranium and its subsidiaries at the beginning of Q1 2008 into newly opened bank accounts of First Uranium and its subsidiaries, which resulted in the decrease in amounts receivable from related parties.

Investing activities utilized $8.5 million during Q1 2008 (Q1 2007: $0.6 million), consisting mainly of additions to property, plant and equipment relating to the Ezulwini Mine of $9.2 million (Q1 2007: $0.6 million).

On May 3, 2007, First Uranium raised net cash of $130.6 million (Q1 2007: $0.7 million) through the private placement of $135.1 million (Cdn$150 million) aggregate principal amount of Debentures due June 30, 2012. The Debentures bear interest at a rate of 4.25% per annum payable semi-annually and are convertible into common shares of First Uranium at Cdn$16.42 per share.

Financial Position and Liquidity

Cash and non-cash assets

Cash and cash equivalent balances available at June 30, 2007 increased by $136.3 million to $275.2 million (FY 2007: $138.9 million), primarily as a result of the inclusion of the net proceeds from the issue of the Debentures.

Accounts receivable of $3.8 million at June 30, 2007 (FY 2007: $1.7 million) was comprised primarily of value-added tax and goods and services tax refunds.

During Q1 2008, First Uranium set up separate bank accounts for itself and its subsidiaries and the cash previously held on its behalf by Simmer & Jack was transferred into these bank accounts. The transfer of such amounts resulted in a decrease in accounts receivable of $5.9 million to $0.9 million (FY 2007: $6.8 million).

Non-current assets increased to $92.3 million at June 30, 2007 (FY 2007: $33.7 million), mainly as a result of the additions to property, plant and equipment by EMC of $14.5 million and the fair value allocation of $35.8 million to plant and equipment and tailings for processing as a result of the acquisition of MWS. The additional costs also include capitalized pumping costs and costs relating to mining assets, mining infrastructure and plant and equipment.

Investing activities

On June 6, 2007, First Uranium, through its wholly-owned subsidiary FUSA, acquired a 100% equity interest in MWS in consideration for 3,093,980 common shares of First Uranium.

Total Liabilities

As of June 30, 2007, First Uranium had total liabilities of $118.9 million (FY 2007: $11.1 million), consisting mainly of the debt portion of the Debentures of $89.3 million, accounts payable and accrued liabilities of $9.4 million (FY 2007: $5.7 million) and the future tax liability arising from the MWS acquisition of $11.1 million.

The increase in accounts payable and accrued liabilities at June 30, 2007 is primarily the result of capital costs incurred by EMC and normal trade payables related to the operations of MWS.

The amount payable to a related party of $0.2 million (FY 2007: Nil) consists of the shared services fee payable by FUSA to Simmer & Jack pursuant to the terms of the Shared Services Agreement between First Uranium and Simmer & Jack.

Liquidity and Capital Resources

At June 30, 2007, First Uranium had working capital of $271.7 million (FY 2007: $142.0 million). The significant increase in working capital is attributable to the inclusion of net proceeds of $130.6 million from the issue of the Debentures.

First Uranium anticipates that future capital requirements relating to its development of the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project will be funded through a combination of the proceeds of the Offering and the Debentures and from internal cash flow.

Capital expenditures of $148.0 million and $270.6 million will be required to complete the currently planned construction of the Buffelsfontein Tailings Recovery Project and the Ezulwini Mine, respectively, for which $29.9 million (FY 2007: $14.8 million) of current commitments exist.

Exploration budgets for the Ezulwini Mine and on the contiguous properties to the north-east and south-east of the Ezulwini Mine of $30 million and $10 million, respectively, have been approved by the Board of Directors. The extent to which the budgeted amounts are spent depends on the ongoing exploration results. The exploration expenditures will be funded out of available working capital.

First Uranium had executed a mandate letter and term sheet with Investec Bank Limited ("Investec") in respect of potential debt financing, which was originally planned to be used towards the development of the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project, but the original need for this facility was eliminated as a result of the Debenture issue. The Corporation is, however, continuing with the process of satisfying certain conditions precedent and is in discussions with Investec to modify the proposed facility to a corporate facility.

As at June 30, 2007, First Uranium had the following contractual obligations:

	Payments due by Date				
Contractual Obligations	Less than 1 year $000	1-3 Years $000	4-5 Years $000	After 5 Years $000	Total $000
Operating Leases	13	15	-	-	28
Purchase Obligations	29,941	-	-	-	29,941
Capital Lease Obligations	36	115	40	-	191
Asset Retirement Obligations	-	-	-	8,186	8,186
Senior Unsecured Convertible Debentures	-	-	135,060	-	135,060
Total Contractual Obligations	29,990	130	135,100	8,186	173,406

Summary of Quarterly Results

The table below sets out selected financial data for the periods indicated. The financial data presented is derived from First Uranium's consolidated financial statements, which are prepared in accordance with Canadian GAAP.

Fiscal Quarters Ended	Total Assets $000	Net Income/(Loss) $000	Basic and Diluted Earnings/ (Loss) per Share $	Long Term Liabilities $000
June 30, 2007	373,549	5,471	0.04	118,900
March 31, 2007 (audited)	181,427	(2,689)	(0.02)	5,377
December 31, 2006	195,374	(3,787)	(0.04)	Nil
September 30, 2006	3,619	786	0.01	Nil
June 30, 2006	3,522	(2,238)	(0.03)	Nil
March 31, 2006 (audited)	3,433	(4,656)	(0.05)	Nil
December 31, 2005	4,519	(2,201)	(0.03)	Nil
September 30, 2005	n/a	n/a	n/a	n/a
June 30, 2005	n/a	n/a	n/a	n/a

Outlook

The Corporation will take the following steps to integrate MWS into the Buffelsfontein Tailings Recovery Project. The Corporation is preparing to undertake a pre-feasibility study for the project's new gold and uranium plant modules. The MWS assets include a gold plant. The second gold module and the first two uranium modules are expected to be commissioned in November 2008. The Corporation has commenced construction of a pipeline from the Buffelsfontein site to the MWS site, which is expected to be completed in October 2007 with hydraulic mining of the Buffelsfontein tailings dams to commence in November 2007.

Gold production at the Ezulwini Mine is expected to commence by the end of October 2007 using a gold toll milling operation. First Uranium is in negotiation with third parties regarding the tolling arrangement. The current plan is for the Ezulwini Mine to process gold and uranium at its own plants by April and June 2008, respectively.

In the second quarter of fiscal year 2008 ending September 30, 2007, the Corporation expects to process 1.5 million tonnes of tailings through its MWS gold plant, with expected production of over 12,000 ounces of gold.

Although the spot price for uranium, which reached $136 per pound at the end of June, had recently softened to $110 per pound, this is still well above the $50 per pound, upon which First Uranium has based its project economics for the next 20 years. As concerns persist that the supply of uranium might not meet near- to mid-term demand, the Corporation raised its expectations for the average price of uranium for the life of its projects from $40 per pound to $50 per pound. The Corporation has not yet signed any contracts to supply uranium and does not expect to do so until it is nearer production in June 2008.

Offsetting the higher price assumptions, mining cost expectations have also increased. Mine construction costs have risen for labour, reflecting higher negotiated wage settlements across the sector, and for materials, such as steel and concrete. First Uranium has included consideration for higher costs into its revised technical reports and planning for the future.

Based on the most recent technical reports published in May 2007 for each project the co-product costs for the Ezulwini Mine are expected to be $297 (down from $315) per ounce for gold and $30 (up from $25) per pound for uranium and at the Buffelsfontein Tailings Recovery Project co-product costs are expected to be $220 (down from $235) per ounce and $22 (up from $19) per pound.

Related Party Transactions

On December 20, 2006, First Uranium and Simmer & Jack entered into a shared services agreement (the "Shared Services Agreement").

Pursuant to the terms of the Shared Services Agreement, First Uranium is entitled to certain services to be provided by Simmer & Jack, including project management and technical services, cash management and investment services, accounting, treasury and financial services, corporate secretarial services and human resources and staffing services, including payroll and benefits administration, and such other services as may be required by First Uranium and which Simmer & Jack is able and willing to provide. Subsequent to entering into the agreement, the Corporation hired eight senior executives, including Mr. Miller, President and Chief Executive Officer, Mr. Fisher, Executive Vice President and Chief Operating Officer and Ms. Emma Oosthuizen, Senior Vice President and Chief Financial Officer, and other staff, resulting in certain of these services being no longer required to be provided by Simmer & Jack.

During Q1 2008 the Corporation paid $527,881 shared services fees to Simmer & Jack pursuant to the terms of the Shared Services Agreement.

Prior to December 2006, the Corporation shared its premises with other companies that had common directors and reimbursed the related companies for its proportional share of expenses or was reimbursed by the related companies for their proportional share of expenses. During Q1 2007, the Corporation was charged $303,306 for consulting services provided by related directors, officers and consultants of the Corporation.

First Uranium has agreed to reimburse Simmer & Jack with respect to 50% of fees (to a maximum of ZAR125,000 per month) that Simmer & Jack is required to pay to an empowerment company for consulting services regarding transformation, human resources and occupational health and safety. BJ Njenje, AX Sisulu and SLB Mapisa, shareholders of the empowerment company, are also directors of Simmer & Jack. During Q1 2008 the Corporation paid $57,000 to Simmer & Jack in connection with such services.

The amounts payable by First Uranium to Simmer & Jack are as a result of transactions pursuant to the Shared Services Agreement and are in the normal course of business.

Waterpan Mining Consortium ("Waterpan") currently holds a 10% shareholding in EMC. On December 20, 2006, Waterpan, First Uranium Limited ("FUL") and the Corporation entered into a purchase agreement (the "Waterpan Purchase Agreement") pursuant to which Waterpan agreed to sell its shares in EMC to FUL and as consideration for such sale, First

Uranium will issue 6,141,009 common shares of First Uranium to Waterpan (the "Waterpan Shares"). The closing of the transaction is subject to approval of SARB. Pursuant to the Waterpan Purchase Agreement, Waterpan has agreed not to sell or transfer 90% of the Waterpan Shares for a period of two years from the date of issuance. One shareholder of Waterpan is a director of EMC; two other shareholders of Waterpan are officers and/or employees of First Uranium and EMC.

Critical Accounting Policies and Estimates

The preparation of these unaudited consolidated interim financial statements in accordance with Canadian generally accepted accounting practice requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, goodwill estimation of future site restoration costs, stock-based compensation and future income taxes, classification of current portion of long-term debt, and the valuation of the equity component of convertible debentures. Financial results as determined by actual events could differ from those estimated.

Foreign currency translation

The Corporation considers the United States dollar ("US$") to be the functional and reporting currency. The translated amounts are of a foreign entity where its subsidiaries are accounted for as integrated foreign operations and as such, the translation to US dollar was made using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated in United States dollars at the period-end exchange rates, while non-monetary items are translated at the exchange rate in effect at the transaction date. Revenue and expense items are translated at the exchange rates in effect on the date of the transaction. Exchange gains and losses resulting from the translation of these amounts are included in the consolidated statements of operations.

Property, plant and equipment

The application of the Corporation's accounting policies for these assets has a material impact on its financial statements. Property, plant and equipment and related capitalized expenditures are recorded at cost. Amortization expense is based on the estimated useful lives of these assets. The carrying values of mining properties and property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment assessments are based on estimates of future cash flows, which include: the quantity of mineral reserves; future metal prices and future operating and capital costs to mine and process the Corporation's reserves.

The variability of these factors depends on a number of conditions, including the uncertainty of future events, and as a result, accounting estimates may change from one period to another. Asset balances could be materially impacted if other assumptions and estimates had been used. In addition, future operating results could be impacted if different assumptions and estimates are applied in future periods.

Asset retirement obligations

Mining, development and exploration activities are subject to various laws and regulations governing the protection of the environment. The Corporation has recorded a liability for future costs related to these regulations with a corresponding adjustment to the carrying amount of the related assets.

Significant judgments and estimates are made when determining the nature and costs associated with asset retirement obligations. Changes in the underlying assumptions used to estimate the obligation as well as changes to environmental laws and regulations could

cause material changes in the expected cost and the fair value of asset retirement obligations.

Stock-based compensation

The Corporation accounts for all stock-based payments under the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the grant date using the Black Scholes option pricing model that takes into account the exercise price, the expected life of the options, expected volatility of the underlying shares, expected dividend yield and the risk free interest rate for the term of the option.

Convertible debentures

The Corporation determines the equity component of the convertible debenture by using the fair value based method. Under the fair value based method, the equity component is measured at fair value at the date the convertible debentures were issued using the Black Scholes option pricing model that takes into account the exercise price, the expected life of the convertible debentures, expected volatility of the underlying shares, expected dividend yield and the risk free interest rate for the term of the convertible debentures.

Changes in accounting policies

Effective April 1, 2007, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1530 – Comprehensive Income, Section 3855 – Financial Instruments – Recognition and Measurement and Section 3865 – Hedges. The adoption of these new standards resulted in changes in the accounting for financial instruments and hedges, as well as the recognition of certain transition adjustments. As provided under the standards, the comparative consolidated financial statements have not been restated.

The adoption of these Sections is done retroactively without restatement of the consolidated financial statements of prior periods. There was no impact on the consolidated balance sheet of as at April 1, 2007.

The effect of these changes in the accounting policies on net income for Q1 2008 is not significant.

Effective April 1, 2007, the Corporation adopted the revised Section 1506 – Accounting Changes relating to changes in accounting policies, changes in accounting estimates, and errors. Adoption of these recommendations had no effect on the consolidated financial statements for the Q1 2008, except for the disclosure of accounting changes that have been issued by the CICA but have not yet been adopted by the Corporation because they are not effective until a future date (refer to Future accounting standards below).

Future accounting standards

In February 2007, the CICA issued the following pronouncements:

(i) Section 1535, Capital Disclosures, which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital. The adoption is not expected to have a significant effect on the Corporation's financial statements.

(ii) Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation, which are effective for fiscal years beginning on or after October 1, 2007. The objective of Section 3862 is to provide financial statement disclosure to enable users to evaluate the significance of financial instruments for the Corporation's financial position and performance and the nature and extent of risks arising from financial instruments that the Corporation is exposed to during the reporting period and the balance sheet date and how the Corporation is managing

those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Corporation's financial position, performance and cash flows.

In March 2007, CICA approved Handbook Section 3031 – Inventories, which replaces the existing Section 3030 – Inventories. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, with earlier application encouraged. The standard provides more guidance on the measurement and disclosure requirements for inventories.

The Corporation is currently assessing the impact of these new accounting standards on its financial statements.

Outstanding Share Data

As at June 30, 2007 and August 10, 2007, First Uranium had 124,780,027 and 124,818,122 issued and outstanding common shares, respectively. As at June 30, 2007 there were 1,283,001 unexercised stock options outstanding, exercisable at an average strike price of Cdn$7.56 per share. As at August 10, 2007 there were 1,301,334 unexercised stock options outstanding, exercisable at an average strike price of Cdn$7.85 per share.

As at June 30, 2007 and August 10, 2007, First Uranium also had $135.1 million (Cdn$150 million) principal amount of Debentures outstanding which are convertible into 60.9013 common shares of First Uranium for each Cdn$1,000 principal amount of Debentures, representing 9,135,195 common shares.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including the Corporation's President and Chief Executive Officer and the Chief Financial Officer, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this MD&A, management of First Uranium, by the direction of the President and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Corporation's disclosure controls and procedures as required by Canadian securities laws.

Based on the evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in First Uranium's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management of First Uranium, including the President and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

During the most recent quarter there were no changes in the Corporation's internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Risks and Uncertainties

Uncertainties

There are a number of uncertainties in the mining business of First Uranium that are beyond First Uranium's control, including:

- Demand and prices for the Corporation's future production of uranium and gold
- Government legislation regarding mining companies in South Africa
- Securities regulation regarding public listed companies in Canada and South Africa
- Foreign exchange rates
- Interest rates
- The decisions and activities of the Corporation's competitors in the uranium and gold mining business, which impact the supply of uranium and the demand for available services, construction materials, labour and the rights for prospecting and mining
- The continued endorsement of nuclear power as a preferred source for the world's energy needs
- The decisions of investors to continue to buy and hold the securities of the Corporation
- Natural disasters, war or random occurrences or acts that could result in a material change to economic and market performance, business conditions or operations.

Risks

In addition, First Uranium is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, certain business, operational and market risks. For a discussion of the Corporation's risks please refer to the Corporation's Annual MD&A, the 2007 Annual Information Form and other filings, which are available on the Corporation's website www.firsturanium.com and on www.sedar.com or upon request from the Corporation.

A trend that could increase risk for the Corporation would be the heightened labour unrest in South Africa. Workers at various South African mining operations have been demanding, through their unions, higher compensation as a result of increased revenues in the mining sector being driven by heightened mineral prices. Strikes have been threatened during some of the negotiations. First Uranium has mitigated the threat of work stoppages by negotiating recent settlements with unions represented at its operations.

Similarly, workers in other industries have been demanding higher compensation and threatening strike action. One such example is the strike by petroleum workers in early August which limited the supply of petrol. Strikes in the public sector and service industries, if protracted, have the potential to disrupt the development of the Corporation's two projects. No material delays have been experienced to date and the projects are on track for their scheduled completion dates.

Additional Information

Additional information relating to First Uranium is included in the Corporation's Annual Information Form dated June 13, 2007 and it is available on SEDAR at www.sedar.com.

Forward-looking Information

This MD&A and consolidated financial statements for the period ended June 30, 2007 contain certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and

other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Corporation's expectations as at the date of this MD&A; (ii) actual results may differ materially from the Corporation's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Corporation cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this MD&A, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) approvals to transfer or grant, as the case may be, mining rights or prospecting rights will be obtained; (ii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iii) mineral resource estimates are accurate; (iv) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (v) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vi) that outstanding approvals for the completion of an acquisition, the transfer of mining rights and the approval of mining rights will be granted; (vii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Corporation and their investment in the Corporation's common shares to a sufficient level to continue to support the Corporation's compliance with 2014 BEE requirements; (viii) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024; and (ix) the completion of the Additional Dams Acquisition.

Form 52-109F2 - Certification of Interim Filings

I, Gordon Miller, President and Chief Executive Officer of First Uranium Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of First Uranium Corporation (the "issuer") for the period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED ~~this 13th~~ day of August, 2007

Gordon T. Miller
President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Emma Oosthuizen, Senior Vice President and Chief Financial Officer of First Uranium Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of First Uranium Corporation (the "issuer") for the period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED this 13th day of August, 2007

Emma Oosthuizen
Senior Vice President and Chief Financial Officer

RECEIVED

2008 OCT -8 P 12:17

first Uranium

CONSOLIDATED UNAUDITED FINANCIAL RESULTS
for the three and nine months ended December 31, 2006 and December 31, 2005

The interim consolidated financial statements contained herein have not been reviewed or audited by the Company's independent auditors.

First Uranium Corporation

Consolidated Balance Sheets

as at December 31, 2006 and March 31, 2006

(In United States Dollars)

	Notes	Unaudited as at Dec 31, 2006 $'000	Unaudited as at Mar 31, 2006 $'000
ASSETS			
Current assets			
Cash and cash equivalents		154,562	560
Accounts receivable		1,800	142
Guarantees and prepaid expenses	3	5,648	1
Amount receivable from related party	2	16,419	2,730
		178,429	3,433
Non-current assets			
Deferred property costs	4	16,945	-
		16,945	-
Total assets		**195,374**	**3,433**
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities		2,944	787
Amount payable to related party	2	12,725	5,300
		15,669	6,087
SHAREHOLDERS' EQUITY			
Share capital	5	191,172	4,176
Contributed surplus	6	546	27
Deficit		(12,013)	(6,857)
		179,705	(2,654)
Total equity and liabilities		**195,374**	**3,433**

See accompanying notes to the Consolidated Financial Statements

First Uranium Corporation

Consolidated Statements of Operations and Deficit

for the three and nine months ended December 31, 2006 and December 31, 2005
(In United States Dollars)

	Notes	Unaudited 9 months to Dec 31, 2006 $'000	Unaudited 9 months to Dec 31, 2005 $'000	Unaudited 3 months to Dec 31, 2006 $'000	Unaudited 3 months to Dec 31, 2005 $'000
Revenue		-	-	-	-
Expenditure					
Consulting and management fees		3,254	1,041	659	1,041
Pumping costs		350	1,042	350	1,042
General and office expenses		101	1	46	1
Stock-based compensation expense	6	519	-	519	-
		4,224	2,084	1,574	2,084
Operating loss		**(4,224)**	**(2,084)**	**(1,574)**	**(2,084)**
Interest income		422	-	529	-
Interest expense		(101)	-	-	-
Foreign exchange losses		(1,252)	(21)	(2,658)	(21)
Net loss before the undernoted		**(5,155)**	**(2,105)**	**(3,703)**	**(2,105)**
Share issue costs		(1)	(96)	(1)	(96)
Net loss for the period		**(5,156)**	**(2,201)**	**(3,704)**	**(2,201)**
Accumulated deficit at the beginning of the period		(6,857)	-	(8,309)	-
Accumulated deficit at the end of the period		**(12,013)**	**(2,201)**	**(12,013)**	**(2,201)**
Basic loss per common share	7	$(0.96)	$(0.00)	$(0.69)	$(0.00)

See accompanying notes to the Consolidated Financial Statements

First Uranium Corporation

Consolidated Statements of Cash Flows

for the three and nine months ended December 31, 2006 and December 31, 2005
(In United States Dollars)

	Unaudited 9 months to Dec 31, 2006 $'000	Unaudited 9 months to Dec 31, 2005 $'000	Unaudited 3 months to Dec 31, 2006 $'000	Unaudited 3 months to Dec 31, 2005 $'000
Cash utilized in operating activities				
Loss for the period	(5,156)	(2,201)	(3,704)	(2,201)
Changes not affecting cash:				
- Net interest	(56)	-	(414)	-
- Foreign exchange losses	1,252	21	2,658	21
- Stock-based compensation expense	519	-	519	-
Net change in non-cash working capital	(5,147)	(1,134)	(6,552)	(1,134)
	(8,588)	(3,314)	(7,493)	(3,314)
Financing activities				
Net cash proceeds from shares issuance	187,033	3,363	186,305	3,363
Net cash movement in amount to/from related party	(7,498)	178	(13,682)	178
	179,535	3,541	172,623	3,541
Investing activities				
Additions to assets	(16,945)	-	(11,726)	-
	(16,945)	-	(11,726)	-
Change in cash and cash equivalents during the period	154,002	227	153,404	227
Cash and cash equivalents, beginning of period	560	-	1,158	-
Cash and cash equivalents, end of period	154,562	227	154,562	227

See accompanying notes to the Consolidated Financial Statements

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared by First Uranium Corporation ("First Uranium") in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These financial statements have not been reviewed or audited by First Uranium's independent auditors. The preparation of the financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the interim period presented.

First Uranium is a Canadian company listed on the Toronto Stock Exchange ("TSX"). First Uranium is a resource company focused on the development of uranium and gold projects in Southern Africa. First Uranium owns 100% of First Uranium Limited ("FUL"), which in turn holds 100% of First Uranium (Proprietary) Limited ("FUSA") and 90% of Ezulwini Mining Company (Proprietary) Limited ("EMC").

The conditions of the approval of the South African Reserve Bank ("SARB") to the transfer by Simmer and Jack Mines, Limited ("Simmer & Jack") of its ownership in FUSA and EMC to First Uranium included the requirement that First Uranium must complete a secondary listing on the Johannesburg Stock Exchange ("JSE") within 12 months of receipt of SARB approval. The SARB approval was received on November 16, 2006. First Uranium is in the process of applying for a secondary listing of its common shares on the JSE.

1.1 Investment in subsidiaries

Group financial statements

The acquisition by First Uranium of shareholdings in FUSA and EMC have been accounted for as a continuity of interests. Certain adjustments have been reflected in the financial statements to reflect the reorganization in terms of which First Uranium acquired 100% of FUSA and 90% of EMC as if the share exchange had been effective for the period from inception to 31 December 2006.

Unless otherwise stated, all amounts are reported in United States Dollars ("$").

Acquisition from entities under common control

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities acquired in a business combination under common control are recognized at the carrying amounts recognized previously in the group's controlling shareholder's consolidated financial statements.

2. RELATED PARTY TRANSACTIONS

At December 31, 2006 Simmer & Jack, which is a 67.16% shareholder of First Uranium, owes FUSA $16.4 million (March 31, 2006: $2.7 million). At December 31, 2006 EMC owes Simmer & Jack $12.7 million (March 31, 2006: $5.3 million). For the period from inception to December 31, 2006, FUSA and EMC did not have their own respective bank accounts and as a result their cash were held by Simmer & Jack on their behalf.

All of the above transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

2. RELATED PARTY TRANSACTIONS (continued)

Simmer & Jack performs management services to EMC and FUSA. Simmer & Jack charged total management fees of $0.9 million for the quarter ending December 31, 2006 and $1.8 million for the nine months ending December 31, 2006.

3. GUARANTEES AND PREPAID EXPENSES

The guarantees and prepaid expenses for the nine months ending December 31, 2006 include a guarantee of $4.5 million placed with the Department of Minerals and Energy ("DME") for the environmental rehabilition of the Ezulwini Mine.

4. DEFERRED PROPERTY COSTS

EMC has expensed feasibility and costs on property since acquisition in 2005. During May 2006, EMC determined that future production was feasible, and accordingly, amounts incurred from May 2006 have been capitalized. Costs capitalized for the nine months ending December 31, 2006 amounted to $9.1 million.

EMC entered into an agreement with Randfontein Estates Limited ("REL") in respect of the purchase by EMC of certain surface and underground assets relating to the Ezulwini Mine. In terms of the agreement a total consideration of $7.8 million is payable to REL. The effective date of the transaction was December 22, 2006. $0.7 million was still outstanding at December 31, 2006.

5. SHARE CAPITAL

Authorized

The authorized capital of First Uranium consists of an unlimited number of common shares.

Issued and outstanding

In December 2005 and January 2006 First Uranium raised a total of $4.2 million through private placement issues of 4,875,000 shares at Cdn $1 per share. $3 million of the capital raised was used to acquire the 20% interest in FUSA. There were share issue costs of $0.2 million for the period.

On February 1, 2006 First Uranium granted 475,000 stock options to directors, officers, and consultants of the company at Cdn $1 per share. On March 1, 2006, a further 325,000 stock options were granted to directors, officers and consultants of First Uranium at Cdn $1 per share. On June 1, 2006 800,000 stock options were exercised for proceeds of $0.7 million.

5. SHARE CAPITAL (continued)

As part of the First Uranium reorganization and initial public offering in December 2006:

- the 5,675,001 issued and outstanding shares of First Uranium where split resulting in an increase in the issued and outstanding shares to 6,613,394. This split was determined based on the initial public offering issue price of Cdn $7 per share and the agreed valuation of the assets, which was supported by a valuation assessment provided by an independent valuation;
- First Uranium issued to Simmer & Jack 26,416,295 shares valued at $187.4 million for 1,196 FUL shares relating to the 80% FUSA shares previously owned by Simmer & Jack;
- First Uranium issued to Simmer & Jack 55,306,358 shares valued at $391.6 million for 2,504 FUL shares relating to the 90% EMC shares previously owned by Simmer & Jack;
- First Uranium issued 29 million shares to the public at Cdn $7 per share for gross proceeds of $175.5 million;
- First Uranium issued an additional 4.35 million shares at Cdn $7 per share due to an over-allotment option granted for gross proceeds of $26.2 million.

	Number of shares		Value of shares	
Ordinary shares	Dec 31, 2006 '000	Mar 31, 2006 '000	Dec 31, 2006 $'000	Mar 31, 2006 $'000
Opening balance of shares in issue	4,875	-	4,176	-
Shares issued relating to share-split	938	-	-	-
Shares issued in public or private offering	115,073	4,875	201,712	4,176
Exercise of stock options	800	-	728	-
	121,686	4,875	206,616	4,176
Less Share issue costs	-	-	(15,444)	-
Closing balance of shares in issue	121,686	4,875	191,172	4,176

6. CONTRIBUTED SURPLUS – STOCK-BASED COMPENSATION

The stock-option plan (the "Option Plan") is for employees, officers, directors and consultants that provide ongoing support to First Uranium and its subsidiaries. Under the Option Plan, options typically are granted for a period of up to ten years following the date of grant. The amounts granted usually reflect the level of responsibility of the particular optionee and his or her contributions to First Uranium.

The Board of Directors has the complete discretion to set the terms of any vesting schedule of each option granted. Except in specified circumstances, options are not assignable and non-transferable, and terminate upon the optionee ceasing to be employed or associated with First Uranium.

The terms of the Option Plan further provide that the price at which shares may be issued under the Option Plan cannot be less than the fair value of the shares when the relevant options are granted.

6. CONTRIBUTED SURPLUS – STOCK-BASED COMPENSATION (continued)

Contributed surplus	Dec 31, 2006 $'000	Mar 31, 2006 $'000
Balance at beginning of period	27	-
Amortized share option cost	519	27
Balance at end of period	546	27

Unamortized share option cost	Dec 31, 2006 $'000	Mar 31, 2006 $'000
Balance at beginning of period	-	-
Fair value of stock options granted during the period	1,556	27
Amortized share option cost	(519)	(27)
Balance at end of period	1,037	-

On February 1, 2006 First Uranium granted 475,000 stock options to directors, officers, and consultants of First Uranium at Cdn $1 per share. On March 1, 2006 a further 325,000 stock options were granted to directors, officers, and consultants of First Uranium at Cdn $1 per share. The options fully vested on the date of grant. For purposes of stock-based compensation, the fair values of the stock options were estimated using the Black-Scholes option pricing model with the assumptions used for the grants as follows:

- dividend yield of 0.0%
- expected volatility of 0.0%
- risk free interest rate of 4.1%
- expected life of one year

On June 1, 2006, the total 800,000 stock options were exercised for proceeds of $0.7 million.

On December 20, 2006 First Uranium granted 1,115,715 stock options at an exercise price of Cdn $7 per share to directors, officers, and consultants of First Uranium. These options are granted for a period of 10 years following the date of the grant and are subject to the following vesting schedule:

a. One-third immediately;
b. One-third on or after one year from the date of grant; and
c. One-third on or after two years from the date of grant.

For purposes of stock-based compensation, the fair values of the stock options granted in December 2006 were estimated using the Black-Scholes option pricing model with the assumptions used for the grants as follows:

- dividend yield of 0.0%
- expected volatility of 35%
- risk free interest rate of 4.092%
- expected life of 2 years

Due to the short history of First Uranium trading on the TSX, changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing model does not necessarily provide a reliable measure of the fair value of First Uranium's stock options.

7. BASIC LOSS PER SHARE

	9 months to Dec 31, 2006	9 months to Dec 31, 2005	3 months to Dec 31, 2006	3 months to Dec 31, 2005
Basic loss per share of ($)	(0.96)	(0.00)	(0.69)	(0.00)
is calculated based on net loss for the period of ($'000)	(5,156)	(2,201)	(3,704)	(2,201)
and a weighted average number of shares outstanding of ('000)	5,344	-	5,344	-

Stock options are anti-dilutive and hence not considered in a loss position.

8. COMMITMENTS

In December 2006 FUSA entered into the Buffelsfontein Tailings and Rights Agreement with Simmer & Jack and Buffelsfontein Gold Mines Limited ("BGM"), a subsidiary of Simmer & Jack, pursuant to which, among other things: (i) BGM has covenanted to take all necessary steps to obtain all ministerial approvals required for the items requested in the Buffelsfontein Conversion Application in order to effect the transfer of the Buffelsfontein Tailings Mining Right to FUSA as soon as possible; (ii) BGM has agreed to sell to FUSA upon FUSA's receipt of the Buffelsfontein Tailings Mining Right, the Buffelsfontein tailings dumps as well as certain property required for construction of the proposed processing plants, and grant to FUSA a right to the tailings arising from BGM's ongoing mining operations at its underground Buffelsfontein Mine; and (iii) BGM will grant a servitude to FUSA for access and egress to BGM's property to enable FUSA, its employees, consultants, agents and subcontractors access for purposes of constructing, servicing and operating the uranium and gold processing plants and tailings pipelines to be built by FUSA.

9. SUBSEQUENT EVENTS

First Uranium has executed a mandate letter and term sheet with Investec Bank Limited in respect of potential debt financing for the Ezulwini and Buffelsfontein Projects. Pursuant to the mandate letter and term sheet which is subject to a number of conditions precedent, FUSA and EMC intend to enter into debt facilities (the "Debt Facilities") with Investec Bank Limited and/or Investec Bank (Mauritius) Limited, as the arranging bank and a syndicate of banks (collectively, the "Lenders"), consisting of two term loan facilities, one to FUSA of ZAR 450 million and a term loan to EMC of ZAR 400 million. The term sheet in respect of the Debt Facilities contemplates a number of conditions precedent including, among others, receipt of final credit and documentary approvals by the Lenders, the completion of satisfactory technical and legal due diligence by the Lenders, the completion of an equity offering to raise project funding of ZAR 950 million and the existence of material contracts, permits, licenses and consents (including off-take arrangements) acceptable to the Lenders. Subject to the achievement of the conditions precedent, First Uranium does not expect to be in a position to enter into definitive agreements in respect of the Debt Facilities before March 2007, at the earliest.

9. SUBSEQUENT EVENTS (continued)

On February 2, 2007 a news release titled "New Developments at First Uranium's South African Projects" was published on TSX providing updated information on the Buffelsfontein and Ezulwini Projects. For the Buffelsfontein Project an evaluation to determine the optimal uranium recovery was completed. The results of this study of recovery processes, suggested the most viable flowsheet would involve pressure leaching. This could result in an estimated 27% reduction in uranium plant operating costs and more importantly increases the NPV of the project by 15% and reduces uranium cash cost of production by an estimated 9%. At the Ezulwini Mine, the underground development was successfully initiated by the first blast a full two months ahead of schedule. The first gold from the Ezulwini Mine is expected to be produced by October 2007. Uranium production is expected to begin in June 2008.

All technical disclosure in this document relating to the Buffelsfontein Project is extracted from a technical report entitled "Technical Report – Preliminary Assessment of the Buffelsfontein Project. Northwest Province, Republic of South Africa" (the "Technical Report") originally submitted on November 8, 2006, revised on December 5, 2006 and further revised on January 31, 2007 prepared in accordance with National Instrument 43-101 ("NI 43-101") by R. Dennis Bergen, P. Eng and Wayne Valliant, P. Geo of Scott Wilson Roscoe Postle Associates Inc. each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium. The disclosure contained in this document has been reviewed and approved by Mr. Valliant.

FIRST URANIUM CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations

for the quarter ended December 31, 2006

Set out below is a review of the activities, results of operations and financial condition of First Uranium Corporation and its subsidiaries ("First Uranium" or the "Company") for the three and nine months ended December 31, 2006, together with certain trends and factors that are expected to have an impact in the remainder of the 2007 financial year. This information is presented as of February 14, 2007.

First Uranium's consolidated financial statements and the financial data set out below have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The consolidated financial statements for the quarter ending December 31, 2006 and December 31, 2005 and the consolidated financial statements for the nine months ending December 31, 2006 and December 31, 2005 have not been audited or reviewed by the Company's independent auditors.

All amounts in this report are in United States Dollars ("$"), except where otherwise indicated.

First Uranium is a Canadian resource company focused on the development of uranium and gold projects in South Africa. The Company's goal is to become a significant producer of uranium and gold through the re-opening and development of the Ezulwini underground mine and the construction of the Buffelsfontein tailings recovery facility. To expand its production profile, First Uranium plans to continue to identify and acquire additional uranium projects, primarily in Southern Africa.

The common shares of First Uranium are listed on the Toronto Stock Exchange (the "TSX").

The conditions of the approval of the South African Reserve Bank ("SARB") to the transfer by Simmer and Jack Mines, Limited ("Simmer & Jack") of its ownership in First Uranium (Proprietary) Limited ("FUSA") and Ezulwini Mining Company (Proprietary) Limited ("EMC") to First Uranium included the requirement that First Uranium must complete a secondary listing on the Johannesburg Stock Exchange ("JSE") within 12 months of receipt of SARB approval. The SARB approval was received on November 16, 2006. First Uranium is in the process of applying for a secondary listing of its common shares on the JSE.

General

First Uranium was incorporated on September 22, 2005 under the *Business Corporations Act* (Ontario) and on December 15, 2006 was continued under the *Business Corporations Act* (British Columbia).

In December 2006, First Uranium acquired from Simmer & Jack certain assets relating to two proposed uranium and gold projects in South Africa. First Uranium raised funds from the public offering of 33,350,000 common shares at Cdn $7 per share for gross proceeds of $201.7m (the "Offering"). The net proceeds after share issue costs were $186.3m. The balance of the funds raised from the Offering and the funds expected to be available under the Debt Facilities (see "Subsequent Events") will be utilized to: (i) reopen, develop and rebuild a previously operating underground uranium and gold mine near Westonaria (the "Ezulwini Project"), and (ii) develop and construct a facility for processing the uranium and gold contained in surface tailings at Buffelsfontein as well as the tailings from Simmer & Jack's ongoing gold mining operations at its Buffelsfontein underground gold mine (the "Buffelsfontein Project"). First Uranium also intends to seek additional uranium opportunities in Southern Africa.

As at December 31, 2006, First Uranium had cash of $154.6m. First Uranium has not yet generated revenue from the sale of metals and incurred a net loss of approximately $5.2m during the nine months ending December 31, 2006. As at December 31, 2006 First Uranium had total assets of $195.4m and total liabilities of $15.7m.

Concurrently with the Offering, FUSA, a wholly owned subsidiary of the Company, entered into an agreement (the "Buffelsfontein Tailings and Rights Agreement") with Buffelsfontein Gold Mines Limited ("BGM") and Simmer & Jack pursuant whereby, among other things:

- BGM has covenanted to take all necessary steps to obtain all ministerial approvals required for the items requested in the Buffelsfontein Conversion Application (as defined in the "Outlook" section) in order to effect the transfer of the Buffelsfontein Tailings Mining Right to FUSA as soon as possible;

- BGM has agreed to sell to FUSA upon FUSA's receipt of the Buffelsfontein Tailings Mining Right, the Buffelsfontein and Hartebeesfontein tailings dumps as well as certain property required for construction of the proposed processing plants, and grant to FUSA a right to the tailings arising from BGM's ongoing mining operations at the Buffelsfontein underground gold mine and mill (the "BGM Underground Mine"); and

- BGM will grant a servitude to FUSA for access and egress to BGM's Buffelsfontein property to enable FUSA, its employees, consultants, agents and subcontractors access for purposes of constructing, servicing and operating the uranium and gold processing plants and tailings pipelines to be built on the property by FUSA.

Selected Financial Information

The following table sets out selected financial information relating to First Uranium's quarter and nine months ended December 31, 2006. This financial data is derived from the unaudited consolidated financial statements, which are prepared in accordance with Canadian GAAP.

	3 months ended December 31, 2006 $'000	3 months ended December 31, 2005 $'000	9 months ended December 31, 2006 $'000	9 months ended December 31, 2005 $'000
Statement of Operations and Deficit				
Revenue	-	-	-	-
Net loss	(3,704)	(2,201)	(5,155)	(2,201)
Net loss per share – basic	$(0.69)	$(0.00)	$(0.96)	$(0.00)
			9 months ended December 31, 2006 $'000	**For the year ended March 31, 2006 $'000**
Balance Sheet				
Total assets			195,374	3,433
Current liabilities			(15,669)	(6,087)
Share capital			(191,172)	(4,176)
Contributed capital			(546)	(27)
Deficit			12,013	6,857

Results of Operations

Revenue

First Uranium is in a capital project development phase and did not generate any revenues from inception to December 31, 2006.

Expenditure

First Uranium entered into consulting contract arrangements with persons and legal entities for providing various officers, management and employee roles as well as feasibility studies, resulting in consulting and management fees incurred of $0.7m for the quarter ended December 31, 2006 and $3.3m for the nine months ended December 31, 2006. These expenses were in the normal course of operations.

First Uranium incurred pumping costs of $0.3m for the quarter ended December 31, 2006 and $0.3m for the nine months ended December 31, 2006 relating to it's 90% owned subsidiary company, EMC.

In anticipation of the Offering, the consulting contracts were terminated effective November 2006. Since then, First Uranium has filled a number of key management positions, including President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Vice President Legal and Secretary and Vice President, Investor Relations and is in the process of hiring additional officers and employees to manage and operate the Company's operations.

In addition to consulting and management fees, First Uranium incurred expenses for general and office expenses of $0.04m for the quarter ended December 31, 2006 and $0.1m for the nine months ended December 31, 2006.

First Uranium recognized a stock-based compensation expense of $0.5m for the quarter ended December 31, 2006 and $0.5m for the nine months ended December 31, 2006. The expense relates to the grant of 1,115,715 stock options to the directors and officers. The fair value of the stock-based compensation was estimated using the Black-Scholes option pricing model.

Operating loss

First Uranium incurred a net loss of $3.7m for the quarter ended December 31, 2006 and net loss for the nine months ended December 31, 2006 of $5.2m. The loss is a result of not realizing any revenue for the period while incurring expenses relating to the acquisition of First Uranium's interest in FUSA and advancing its goal to become a producer of uranium and gold.

Discussion of Cash flows

Cash outflow from operating activities was $7.5m for the quarter ended December 31, 2006 and $8.6m for the nine months ended December 31, 2006. The cash outflow is mainly as a result of consulting and management fees paid during the nine months.

In December, 2006 First Uranium issued a total of 33,350,000 common shares at Cdn $7 per share to the public, raising gross proceeds of $201.7m. The net proceeds after share issue costs were $186.3m.

Subsequent to the Offering, $33.7m of the proceeds were advanced to Simmer & Jack in relation to additional shares issued in First Uranium's newly acquired subsidiaries, FUSA and EMC, increasing the amount receivable from Simmer & Jack relating to FUSA by $17.3m and decreasing the amount payable to Simmer & Jack relating to EMC by $16.4m.

The proceeds are held by Simmer & Jack for the beneficial interest of FUSA and EMC until the banking facilities for the two subsidiaries are in place.

Discussion of Financial Position and Liquidity

Cash and non-cash assets

Cash balances available at December 31, 2006 increased to $154.6m (March 31, 2006: $0.6m), primarily due to increased capital raising activities.

Accounts receivable increased to $1.8m at December 31, 2006 (March 31, 2006: $0.1m). The increase is mainly the result of sludge pumping costs charged to third parties by EMC and outstanding at December 31, 2006.

Guarantees and prepaid expenses increased to $5.6m at December 31, 2006 (March 31, 2006: $0.001m) mainly as a result of a guarantee placed at the Department of Minerals and Energy ("DME") for the environmental rehabilitation of the Ezulwini Mine.

The amount receivable from Simmer & Jack relating to FUSA increased to $16.4m at December 31, 2006 (March 31, 2006: $2.7m). The increase is as a result of proceeds from the issue of FUSA shares in December 2006, which were advanced to Simmer & Jack to invest on behalf of FUSA. FUSA is in the process of establishing its own banking facilities.

Non-current assets increased to $16.9m at December 31, 2006 (March 31, 2006: $Nil), mainly as a result of the deferred property costs incurred by EMC. The costs include pumping costs capitalised of $9.1m and the acquisition of certain surface and underground assets of $7.8m.

Investing activities

Prior to the completion of the Offering, First Uranium owned 20% of the shares of FUSA. First Uranium Limited ("FUL") was incorporated under the laws of Cyprus and is a wholly-owned subsidiary of First Uranium. First Uranium transferred its direct interest in FUSA to FUL. The balance of the shares of FUSA (80%) was acquired by FUL from Simmer & Jack.

FUL also acquired 90% of EMC from Simmer & Jack.

Total Liabilities

As of December 31, 2006, First Uranium had total liabilities of $15.7m (March 31, 2006: $6.1m), consisting of accounts payable and accrued charges of $2.9m (March 31, 2006: $0.8m) and an amount payable to Simmer & Jack, its controlling shareholder, of $12.7m (March 31, 2006: $5.3m).

The increase in accounts payable and accrued charges is mainly the result of capital costs incurred at EMC and outstanding at December 31, 2006.

The amount payable to Simmer & Jack relating to EMC increased as a result of capital costs paid by Simmer & Jack on behalf of EMC.

Shareholders' equity

Shareholders' equity increased to $191.2m at December 31, 2006 (March 31, 2006: $4.2m). The increase is mainly the result of the 33.35 million common shares issued to the public under the Offering.

Liquidity and Capital Resources

In December 2005 and January 2006, First Uranium raised aggregate gross proceeds of $4.2m by way of five private placements of common shares at an issue price of Cdn $1 per share. First Uranium also received $0.7m through the exercise of 800,000 stock options at Cdn $1 per share in June 2006. The proceeds were mainly utilised to fund the acquisition costs of $3.3m for a 20% interest in FUSA.

In December 2006, First Uranium completed the Offering of 33.35 million common shares at an issue price of Cdn $7 per share for net proceeds of $186.3m. First Uranium anticipates that future capital requirements relating to its acquisition and development of the Ezulwini and Buffelsfontein Projects will be funded through the proceeds of the Offering and a combination of internal cash flow and external debt (see Debt Facilities under "Subsequent Events").

At December 31, 2006, First Uranium had working capital of $162.8m.

The Company incurred deferred property costs of a capital nature of $16.9m in the nine months ended December 31, 2006. Of this amount, $9.1m of the deferred property costs relate to pumping cost capitalized from May 2006 when the Ezulwini mining right was granted to Simmer & Jack and the balance of $7.8m relates to the acquisition of certain surface and underground assets.

Contractual Obligations

As at December 31, 2006, First Uranium had no contractual obligations towards suppliers and financiers.

Summary of Interim Information

The table below sets out selected financial data for the periods indicated. The financial data presented is derived from First Uranium's unaudited consolidated financial statements, which are prepared in accordance with Canadian GAAP.

Period	Revenue $'000	Total Assets $'000	Net Loss $'000	Basic Net Loss per Share $	Long Term Liabilities $'000
Quarter end December 31, 2006	Nil	195,374	(3,704)	(0.69)	Nil
Quarter end September 30, 2006	Nil	3,619	786	0.15	Nil
Quarter end June 30, 2006	Nil	3,522	(2,238)	(0.42)	Nil
Quarter end March 31, 2006	Nil	3,433	(4,656)	(0.87)	Nil
Quarter end December 31, 2005	Nil	4,519	(2,201)	(0.41)	Nil
Quarter end September 30, 2005	N/A	N/A	N/A	N/A	N/A
Quarter end June 30, 2005	N/A	N/A	N/A	N/A	N/A
Quarter end March 31, 2005	N/A	N/A	N/A	N/A	N/A
Quarter end December 31, 2004	N/A	N/A	N/A	N/A	N/A

Outlook

In December 2006, First Uranium acquired from Simmer & Jack certain assets relating to two proposed uranium and gold projects in South Africa. First Uranium intends, that the funds available from the Offering and the funds expected to be available under the Debt Facilities will be utilized to: (i) reopen and develop the Ezulwini Mine, a previously operating underground uranium gold mine near Westonaria, and (ii) construct a facility for processing the uranium and gold contained in surface tailings at Buffelsfontein as well as tailings from Simmer & Jack's ongoing gold mining operations at its Buffelsfontein underground gold mine.

Ezulwini Project

The Ezulwini Project involves the recommissioning of an underground uranium and gold mining operation located approximately 40 kilometres from Johannesburg on the outskirts of the town of Westonaria in Gauteng Province, South Africa. The mine previously on care and maintenance is being readied for production. The mine was constructed in the 1960s and reached production of 200,000 tpm in the same decade. In 2001, mine production at Ezulwini was ceased primarily as a result of capital constraints compounded by a weak gold and uranium market environment. The geology of the Ezulwini property includes a number of reef packages, with the Upper Elsburg and Middle Elsburg reefs being the primary focus of First Uranium's mine reopening plans at the Ezulwini Project. First Uranium's plans for the development of the Ezulwini Project include the rehabilitation and re-engineering of the main mine shaft through the installation of a floating steel tower, de-stressing the area where the shaft pillar intersects the shaft barrel, and the construction of uranium and gold processing facilities.

First Uranium believes that the rectification programme will enable the Ezulwini Project to reach a production output of approximately 130,000 tpm by 2009 and 180,000 tpm by 2012 as both the Upper Elsburg shaft pillar is developed and the Middle Elsburg uranium and gold section stopes are opened and expanded. The life of the current mine plan for the Ezulwini Project is 19 years.

EMC entered into an agreement with Randfontein Estates Limited and Simmer & Jack on October 19, 2006 in respect of the purchase by EMC of certain surface and underground assets relating to the Ezulwini Mine, including two shaft headgears and four winders, fans, compressors, generators and underground equipment as well as the necessary surface freehold required to operate the mine. The effective date of the transaction was December 22, 2006.

Buffelsfontein Project

In October 2005, Simmer & Jack purchased BGM (formerly DRD Gold's North West Operations), consisting of the Buffelsfontein and Hartebeesfontein underground mines, out of provisional liquidation. BGM had been placed in provisional liquidation by its former owners on March 22, 2005. The total acquisition cost was approximately ZAR 100 million, consisting of a purchase price of ZAR 45 million, ZAR 30 million in re-start costs, as well as holding costs of ZAR 30 million incurred while operating as the preferred bidder on behalf of the provisional liquidators. While the underground mines that were purchased by Simmer & Jack pursuant to the Buffelsfontein liquidation acquisition will not form part of First Uranium's assets at the Buffelsfontein Project, the tailings dumps and the old order mining right obtained in connection with that acquisition are fundamental to the proposed Buffelsfontein Project, along with the future tailings from the underground mines.

In September 2005, Simmer & Jack formed FUSA to serve as an investment vehicle for its investments in the Buffelsfontein Project. In December 2005, Simmer & Jack entered into an agreement with First Uranium pursuant to which First Uranium purchased a 30% shareholding interest in FUSA (and an indirect interest in the Buffelsfontein Project) for US$3 million. The US$3 million was applied by Simmer & Jack to fund a study to determine the viability of extracting uranium and gold from the surface tailings at Buffelsfontein. On October 11, 2006, Simmer & Jack, FUSA and First Uranium entered into a shareholders' agreement which, among other things, amended Simmer & Jack's and First Uranium's holdings in FUSA to 80% and 20%, respectively. The shareholders' agreement terminated upon the listing of the First Uranium common shares on the Toronto Stock Exchange.

The Buffelsfontein Project is a proposed uranium and gold tailings recovery operation located in the Western portion of the Witwatersrand Basin approximately 160 km from Johannesburg. First Uranium is conducting hydraulic mining of nine tailings dumps on the Buffelsfontein property using high pressure water cannons to slurry the tailings which are then pumped to processing plants for the recovery of uranium and gold. First Uranium is also entitled to the tailings from the ongoing mining operations at the nearby BGM Underground Mine operated by BGM, a subsidiary of Simmer & Jack. First Uranium's current mine plan for the Buffelsfontein Project is based on the construction of a gold plant with a 1.8 million tpm nominal ultimate capacity and a uranium plant with a nominal ultimate capacity of 200,000 tpm. It is currently intended that the Buffelsfontein Project will commence as a 20,000 tpd tailings recovery operation which will grow in stages to be a 60,000 tpd operation by 2010, producing an average of 145,500 oz per year of gold and 998,800 lbs per year of U_3O_8. The life of the current mine plan for the Buffelsfontein Project is estimated at 14 years.

BGM currently holds an old order mining right in respect of mining gold at the BGM Underground Mine but not for the mining of the gold and uranium in the tailings dumps at Buffelsfontein. BGM has already filed with the DME the Prospecting Right Application for a prospecting right with respect to uranium and other minerals in the Buffelsfontein property and tailings dumps in order to secure its priority to such a right.

The application has been accepted, and is currently being reviewed, by the DME. BGM has also filed with the DME an application to convert its old order mining right for BGM into a new order mining right. If and when this conversion application is approved, BGM intends to file with the DME one or more applications (which, together with the foregoing conversion application, are collectively referred to herein as the "Buffelsfontein Conversion Application") to: (i) amend, with effect from the date of conversion, the new order mining right to include the authority to mine for uranium underground and for gold, uranium and other minerals in respect of the tailings; (ii) divide the new order mining right, if granted, into two separate new order mining rights — one in respect of the mining for gold, uranium and other minerals at the BGM Underground Mine and the other, the Buffelsfontein Tailings Mining Right, in respect of the mining of the gold and uranium in the Buffelsfontein tailings dumps; and (iii) cede the Buffelsfontein Tailings Mining Right, if granted, to FUSA. If and when the Buffelsfontein Conversion Application is approved in full, BGM plans to withdraw its Prospecting Right Application as it would at that point be no longer necessary.

Although First Uranium has no set policy, it may use financial instruments or hedging to reduce corporate risk in certain situations. First Uranium currently has no hedges or similar financial instruments in place.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that effect amounts reported in the financial statements and accompanying notes. During the period presented, management made estimates and valuation assumptions primarily in respect of its equity accounted investment subject to significant influence and stock-based compensation expensed the fair value of which was estimated using the Black-Scholes option pricing model.

Risks and Uncertainties

First Uranium's business risks remain substantially unchanged since December 12, 2006. For a more detailed discussion of risk factors, reference should be made to First Uranium's prospectus dated December 12, 2006. See also "Additional information" below.

Related Party Transactions

At December 31, 2006, Simmer & Jack was the majority shareholder of First Uranium. The net proceeds of the Offering have been utilised by First Uranium, in part, for the repayment of the amount payable by EMC to Simmer & Jack.

At December 31, 2006, First Uranium, through its subsidiaries, had a $12.7m amount payable to Simmer & Jack relating to EMC and a $16.4m amount receivable from Simmer & Jack relating to FUSA.

At December 31, 2006, the bank accounts for EMC and FUSA were in the process of being established and the funds were held on behalf of EMC and FUSA by Simmer & Jack.

Simmer & Jack performs management services to EMC and FUSA. Simmer & Jack charged total management fees of $0.9m for the quarter ending December 31, 2006 and $1.8m for the nine months ending December 31, 2006.

The President and Chief Executive Officer of First Uranium will continue to serve as the Chief Executive Officer of Simmer & Jack and will allocate 50% of his time to each of First Uranium and Simmer & Jack. The current Chief Financial Officer of First Uranium is also the Chief Financial Officer of Simmer & Jack and divides his time between the two companies.

Subsequent events

First Uranium has executed a mandate letter and term sheet with Investec Bank Limited in respect of potential debt financing for the Ezulwini and Buffelsfontein Projects. Pursuant to the mandate letter and term sheet which is subject to a number of conditions precedent, FUSA and EMC intend to enter into debt facilities (the "Debt Facilities") with Investec Bank Limited and/or Investec Bank (Mauritius) Limited, as the arranging bank and a syndicate of banks (collectively, the "Lenders"), consisting of two term loan facilities, one to FUSA of ZAR 450 million and a term loan to EMC of ZAR 400 million. The term sheet in respect of the Debt Facilities contemplates a number of conditions precedent including, among others, receipt of final credit and documentary approvals by the Lenders, the completion of satisfactory technical and legal due diligence by the Lenders, the completion of an equity offering to raise project funding of ZAR 950 million and the existence of material contracts, permits, licenses and consents (including off-take arrangements) acceptable to the Lenders. Subject to the achievement of the conditions precedent, First Uranium does not expect to be in a position to enter into definitive agreements in respect of the Debt Facilities before March 2007, at the earliest.

On February 2, 2007 a news release titled "New Developments at First Uranium's South African Projects" was published on TSX providing updated information on the Buffelsfontein and Ezulwini Projects. For the Buffelsfontein Project an evaluation to determine the optimal uranium recovery was completed. The results of this study of recovery processes suggested the most viable flowsheet would involve pressure leaching. This could result in an estimated 27% reduction in uranium plant operating costs, increases the NPV of the project by 15% and reduces uranium cash cost of production by an estimated 9%. At the Ezulwini Mine, the underground development was successfully initiated by the first blast a full two months ahead of schedule. The first gold from the Ezulwini Mine is expected to be produced by October 2007. Uranium production is expected to begin in June 2008.

All technical disclosure in this management discussion and analysis relating to the Buffelsfontein Project is extracted from a technical report entitled "Technical Report – Preliminary Assessment of the Buffelsfontein Project. Northwest Province, Republic of South Africa" (the "Technical Report") originally submitted on November 8, 2006, revised on December 5, 2006 and further revised on January 31, 2007 prepared in accordance with National Instrument 43-101 ("NI 43-101") by R. Dennis Bergen, P. Eng and Wayne Valliant, P. Geo of Scott Wilson Roscoe Postle Associates Inc. each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium. The disclosure contained in this management discussion and analysis has been reviewed and approved by Mr. Valliant.

The economic analysis contained in this management's discussion and analysis is contained in the Technical Report and is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserves development, production and economic forecasts on which the preliminary assessment contained in the Technical Report is based, will be realized.

Outstanding Share Data

As at December 31, 2006, First Uranium had 121,686,047 issued and outstanding common shares. There were 1,115,715 unexercised stock options outstanding as of December 31, 2006. As at February 14, 2007 First Uranium had 121,686,047 issued and outstanding common shares and there were 1,143,715 unexercised stock options outstanding.

Additional Information

Additional information relating to First Uranium, including First Uranium's most recent annual information is available on SEDAR at www.sedar.com.

This Management's Discussion and Analysis of Financial Condition and Results of Operations and Interim Financial Statements for the period ended December 31, 2006 contain certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (1) unless otherwise indicated, forward-looking statements indicate the Company's expectations as at February 14, 2007; (2) actual results may differ materially from the Company's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (3) the Company cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (4) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Form 52-109F2-Certification of Interim Filings

I, Gordon T. Miller, President and Chief Executive Officer of First Uranium Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of First Uranium Corporation, (the Issuer) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings; and

4. The Issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including consolidated subsidiaries, is made known to us by others within those entities particularly during the period in which the interim filings are being prepared.

Date: February 14, 2007

"Gordon T. Miller" (signed)

Gordon T. Miller
President and Chief Executive Officer

Form 52-109F2-Certification of Interim Filings

I, Gerhardus J. Jacobs, Chief Financial Officer of First Uranium Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of First Uranium Corporation, (the Issuer) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings

4. The Issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including consolidated subsidiaries, is made known to us by others within those entities particularly during the period in which the interim filings are being prepared..

Date: February 14, 2007

"Gerhardus J. Jacobs" (signed)

Gerhardus J. Jacobs
Chief Financial Officer

FIRST URANIUM CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
SEPTEMBER 10, 2008

Notice is hereby given that the annual meeting of shareholders (the "Meeting") of First Uranium Corporation (the "Corporation") will be held at the St. Andrews Club and Conference Centre, 150 King Street West at University Avenue, 27th Floor, Toronto, Ontario, Canada on September 10, 2008, at 4:00 p.m. (local time) for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the year ended March 31, 2008 (the "Financial Statements") and the report of the auditors thereon;

2. to elect directors of the Corporation for the ensuing year;

3. to consider and, if thought fit, approve the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors for the Corporation, and to authorize the directors of the Corporation to fix their remuneration;

4. to transact such further or other business as may properly come before the Meeting or any adjournments or postponements thereof.

A copy of the Financial Statements to be submitted to the Meeting, together with the Management Information Circular and form of Proxy with respect to the matters to be dealt with at the Meeting, are included herewith.

By resolution of the Board of Directors of the Corporation, shareholders of record at the close of business on August 6, 2008, will be entitled to notice and to vote at the Meeting in person or by proxy.

DATED the 8th day of August, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

Nigel R.G. Brunette
Chairman

Note: Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy. All forms of proxy must be deposited with Computershare Investor Services Inc. or Computershare Investor Services 2004 (Pty) no later than 4:00 p.m. (Toronto time) on September 8, 2008 or with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof, or in any manner permitted by law.

FIRST URANIUM CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
SEPTEMBER 10, 2008

Notice is hereby given that the annual meeting of shareholders (the "Meeting") of First Uranium Corporation (the "Corporation") will be held at the St. Andrews Club and Conference Centre, 150 King Street West at University Avenue, 27th Floor, Toronto, Ontario, Canada on September 10, 2008, at 4:00 p.m. (local time) for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the year ended March 31, 2008 (the "Financial Statements") and the report of the auditors thereon;

2. to elect directors of the Corporation for the ensuing year;

3. to consider and, if thought fit, approve the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors for the Corporation, and to authorize the directors of the Corporation to fix their remuneration;

4. to transact such further or other business as may properly come before the Meeting or any adjournments or postponements thereof.

A copy of the Financial Statements to be submitted to the Meeting, together with the Management Information Circular and form of Proxy with respect to the matters to be dealt with at the Meeting, are included herewith.

By resolution of the Board of Directors of the Corporation, shareholders of record at the close of business on August 6, 2008, will be entitled to notice and to vote at the Meeting in person or by proxy.

DATED the 8th day of August, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

Nigel R.G. Brunette
Chairman

Note: Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy. All forms of proxy must be deposited with Computershare Investor Services Inc. or Computershare Investor Services 2004 (Pty) no later than 4:00 p.m. (Toronto time) on September 8, 2008 or with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof, or in any manner permitted by law.

MANAGEMENT INFORMATION CIRCULAR
TABLE OF CONTENTS

FIRST URANIUM CORPORATION

MANAGEMENT INFORMATION CIRCULAR

VOTING INFORMATION

Solicitation of Proxies

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of First Uranium Corporation ("First Uranium" or the "Corporation") to be used at the Annual Meeting of Shareholders (the "Meeting") of the Corporation to be held at the time, place and for the purposes indicated in the enclosed Notice of Annual Meeting of Shareholders (the "Notice") and any adjournment or postponement thereof. This solicitation of proxies will be done primarily by mail but proxies may also be solicited personally, by facsimile or by telephone by officers, directors or regular employees of the Corporation for which no additional compensation will be paid. The cost of the solicitation will be borne by the Corporation.

Shareholders unable to attend the Meeting in person are requested to complete the enclosed proxy form and to forward it to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or Computershare Investor Services 2004 (Pty), Proxy Department, 70 Marshall Street, Johannesburg, 2000 (P.O. Box 61051, Marshalltown, South Africa, 2107). If the shareholder is a corporation, an officer's signature on the said proxy form must be duly authorized in writing.

Appointment of Proxy

The persons named in the enclosed proxy form are directors and/or officers of the Corporation and are the proxyholders nominated by the board of directors of the Corporation (the "Board"). A shareholder has the right to appoint a person to attend and act on his or her behalf at the Meeting other than the persons named in the enclosed proxy. To exercise this right, a shareholder must insert the name of his or her nominee in the blank space provided on the proxy. A person appointed as proxyholder need not be a shareholder of the Corporation.

Revocation of Proxy

A shareholder executing the enclosed form of proxy has the right to revoke the proxy by instrument in writing, including another completed form of proxy, executed by the shareholder or his or her agent duly authorized in writing or, if the shareholder is a corporation, by an officer thereof duly authorized in writing, and deposited at the executive office of the Corporation in Toronto or with Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or Computershare Investor Services 2004 (Pty), Proxy Department, 70 Marshall Street, Johannesburg, 2000 (P.O. Box 61051, Marshalltown, South Africa, 2107) no later than September 8, 2008 or with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof or in any other manner permitted by law.

Use of Discretionary Power Conferred by Proxy

The common shares (the "Common Shares") of the Corporation represented by the enclosed proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. **In the absence of such direction, such Common Shares will be voted FOR the resolutions referred to in the form of proxy.**

If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment or postponement thereof, or if any other matters properly come before the Meeting or any adjournment or postponement thereof, the enclosed proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

Voting of Shares

A holder of Common Shares may own such shares in one or both of the following ways. If a shareholder is in possession of a physical share certificate, such shareholder is a "registered" shareholder and his or her name and address are maintained by the Corporation through its transfer agent, Computershare Investor Services Inc. and Computershare Investor Services 2004 (Pty). If a shareholder owns shares through a bank, broker or other nominee, such shareholder is a "beneficial" shareholder and he or she will not have a physical share certificate. Such shareholder will have an account statement from his or her bank or broker as evidence of his or her share ownership.

A registered shareholder may vote a proxy in his or her own name in accordance with the instructions appearing on the enclosed form of proxy and/or a registered shareholder may attend the Meeting and vote in person. Because a registered shareholder is known to the Corporation and its transfer agent, his or her account can be confirmed and his or her vote recorded or changed if such registered shareholder has previously voted. This procedure prevents a shareholder from voting his or her shares more than once. Only the registered shareholder's latest dated proxy will be valid.

Most shareholders are "beneficial owners" and are non-registered shareholders. Their Common Shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as The Canadian Depository for Securities Limited). Intermediaries have obligations to forward meeting materials to non-registered holders, unless otherwise instructed by the holder (and are required to do so in some cases despite such instructions).

Only registered shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Non-registered holders should follow the directions of intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, or (b) a proxy form, executed by the intermediary and restricted to the number of shares owned by the non-registered holder, but otherwise uncompleted. These are procedures to permit the non-registered holders to direct the voting of the Common Shares which they beneficially own.

If non-registered holders wish to attend and vote in person at the Meeting, they must insert their own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form, provided by the intermediary and carefully follow the intermediary's instructions for return of the executed form or other method of response.

Interest of Certain Persons or Companies in matters to be Acted Upon

At the date hereof, no director or officer of the Corporation, or an associate or affiliate thereof or, to the knowledge of the Corporation, any holder of over 10% of the voting securities of the Corporation or any associate or affiliate thereof, has any material interest by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

Voting Securities and Principal Holders of Voting Securities

The holders of Common Shares whose names appear on the list of shareholders prepared as of the close of business, Toronto time, on August 6, 2008 (the "Record Date") will be entitled to vote at the Meeting and any adjournment or postponement thereof if present or represented by proxy thereat. The list of shareholders will be available for inspection during usual business hours at the offices of the Corporation in Toronto, Ontario.

At the close of business on August 6, 2008, there were 131,074,037 Common Shares outstanding. Each Common Share entitles its duly registered holder to one vote.

As at August 6, 2008, Simmer and Jack Mines, Limited ("Simmer & Jack") holds 81,722,653 Common Shares or approximately 62.3 percent of the Common Shares outstanding. To the knowledge of the directors and officers of the Corporation, no other person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10 percent of the voting rights attached to the voting securities of the Corporation.

Messrs. Nigel R.G. Brunette and Gordon T. Miller, each a director, and the Chairman and the President and Chief Executive Officer of the Corporation, respectively, are also directors, and the Chairman and Chief Executive Officer of Simmer & Jack, respectively.

BUSINESS OF THE MEETING

Presentation of Financial Statements (Item No. 1 of the Notice)

The audited consolidated financial statements of the Corporation for the financial year ended March 31, 2008 (the "Financial Statements") and the auditors' report thereon will be placed before the Meeting.

Election of Directors (Item No. 2 of the Notice)

The business of the Corporation is managed by a board of directors (the "Directors") composed of a minimum of three (3) pursuant to and in accordance with the Corporation's Articles. The number of Directors may be fixed from time to time by ordinary resolution of shareholders, subject to increase pursuant to the terms of the Articles of the Corporation. At the Meeting, shareholders will be asked to elect eight (8) Directors for the current year. The eight nominees proposed for election as Directors are listed on page 5. All eight nominees are currently Directors.

It is not anticipated that any of the nominees will be unable to serve as Directors, but if that should occur for any reason prior to the Meeting, or any adjournment or postponement thereof, the persons named in the enclosed form of proxy shall be entitled to vote for any other nominee(s) in their discretion.

The term of office of each Director elected at the Meeting will end at the date of the next annual meeting following his election unless he resigns or his office becomes vacant through death or any other reason in accordance with the Articles of the Corporation. A complete list of nominees for election as Directors of the Corporation and their biographies follows in the section "Nominees for

Election to the Board of Directors." Directors' record of attendance at Board and Committee meetings is set forth in the section "Board of Directors Meetings Held and Attendance of Directors."

If you complete and return the attached form of proxy, your representatives at the Meeting, or any adjournment or postponement thereof, will vote your Common Shares FOR the election of each of the nominees set out herein unless you specifically direct that your vote be withheld.

It is intended that the Common Shares represented by proxies solicited hereby, unless otherwise indicated, will be voted FOR the election of each individual nominated by the Board and management as Directors of the Corporation.

Appointment of Auditors (Item No. 3 of the Notice)

The Board and management propose that the firm of PricewaterhouseCoopers LLP, Chartered Accountants ("PWC") be re-appointed as the auditors of the Corporation to hold office until the next annual meeting of shareholders and that the Directors be authorized to fix the auditors' remuneration. PWC were first appointed as auditors of the Corporation in December 2006.

One or more representatives of PWC will be present at the Meeting and will be available to respond to appropriate questions.

The aggregate fees billed by PWC for the fiscal year ended March 31, 2008: (i) for professional services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements for that year were Cdn$178,862 (ii) for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Corporation's financial statements engagements for that year were Cdn$92,579 and (iii) for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$60,596. Tax services provided included advice in connection with structuring of transactions and review of tax provisions.

It is intended that the Common Shares represented by proxies solicited hereby, unless otherwise indicated, will be voted FOR the re-appointment of PWC as auditors of the Corporation until the next annual meeting of shareholders and to authorize the Directors to fix their remuneration. The re-appointment of PWC as the Corporation's auditors must be approved by at least a majority of the votes cast at the Meeting by shareholders who vote in respect of the appointment of the auditors (present in person or represented by proxy).

Other Matters (Item No. 4 of the Notice)

At the time of printing this Circular, management of the Corporation knows of no other matter to come before the Meeting other than the matters referred to in the Notice. **If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment or postponement thereof, or if any other matters properly come before the Meeting or any adjournment or postponement thereof, the enclosed proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder.**

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Management has been informed that each of such nominees would be willing to serve as a Director, if elected. However, in the event that any such nominee is unable or unwilling to serve as a Director because of death or any other unexpected occurrence, proxies will be voted in favour of the remaining nominees and for such other substitute nominee as the Board may designate.

It is intended that the Common Shares represented by proxies solicited hereby, unless otherwise indicated, will be voted FOR the election of the individuals nominated by the Board and management as Directors of the Corporation.

The following table sets forth the name and municipality of residence of each nominee, his position held with the Corporation, his principal occupation, the date upon which he became a Director of the Corporation and the number of Common Shares beneficially owned, directly or indirectly, or over which control or discretion is exercised by him as of August 8, 2008:

Name, Municipality of Residence and Position Held With the Corporation	Principal Occupation	Director Since	Number of Shares Beneficially Owned Directly or Indirectly or Controlled
Nigel R.G. Brunette[1] Chairman Adelaide, South Africa	Self-employed Businessman	December 2006	13,000
Patrick C. Evans[1,2,3] Director Scottsdale, Arizona, USA	President and Chief Executive Officer of Mountain Province Diamonds Inc. and Chief Executive Officer of Norsemont Mining Inc.	December 2006	36,000
James P.W. Fisher Director, Executive Vice President, Corporate Development Oakville, Ontario	Executive Vice President, Corporate Development of the Corporation	December 2006	5,000
Robert M. Franklin[2,3,4] Lead Independent Director Toronto, Ontario	President and Chief Executive Officer of Signalta Capital Corporation	December 2006	48,000
John W.W. Hick[2,3,4] Director Toronto, Ontario	Independent Consultant and Corporate Director	December 2006	7,000
Wayne S. Hill[4] Director Toronto, Ontario	Executive Vice President of Toromont Industries Ltd.	May 2007	15,000
Gordon T. Miller[1] Director, President & Chief Executive Officer Toronto, Ontario	President and Chief Executive Officer of the Corporation and Chief Executive Officer of Simmer & Jack	December 2006	164,738
Graham P. Wanblad Director Johannesburg, South Africa	Independent Consultant	June 2008	119,000

[1] Member of the Environmental, Health and Safety Committee.
[2] Member of the Human Resources and Compensation Committee.
[3] Member of the Corporate Governance and Nominating Committee.
[4] Member of the Audit Committee

The information with respect to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of First Uranium, has been furnished by the respective Directors individually.

Nigel R. G. Brunette has served as an independent director of Simmer & Jack since October 2005 and as the non-executive Chairman since January 2006. Mr. Brunette held various positions with Rand Merchant Bank from 1983 to 1997, including General Manager, Corporate Finance. Mr. Brunette has been a self-employed businessman since 1997. Mr. Brunette has law degrees from the University of Zimbabwe and Cambridge University (United Kingdom) and a higher diploma in company law from the University of Witwatersrand (South Africa).

Patrick C. Evans has served as the President, Chief Executive Officer and a director of Mountain Province Diamonds Inc., a Canadian diamond exploration and development company, since November 2005 and as Chief Executive Officer and a director of Norsemont Mining Inc., a Canadian base and precious metals exploration and development company, since June 2007. From September 2005 to May 2006, Mr. Evans served as the President, Chief Executive Officer and a director of Weda Bay Minerals Inc., a nickel exploration and development company, until its acquisition by Eramet S.A. Mr. Evans served as the President and Chief Executive Officer and a director of SouthernEra Diamonds Inc. from March 2001 to August 2005 and as President and Chief Executive Officer and a director of Southern Platinum Corp. from August 2004 to May 2005. He also previously served as the Chief Executive Officer of Messina Limited, a company listed on the JSE. Prior to that Mr. Evans held various senior executive positions with Placer Dome Inc. from January 1999 to March 2001 and served as a Member of the Executive Committee of the South African Chamber of Mines. Mr. Evans holds a Bachelor of Arts and Bachelor of Science from the University of Cape Town (South Africa).

James P. W. Fisher serves as the Corporation's Executive Vice President, Corporate Development. Prior to February 2008, Mr. Fisher was Executive Vice President and Chief Operating Officer of the Corporation. Based in South Africa, Mr. Fisher had responsibility for the development of the Corporation's two projects, the Ezulwini Mine and the Mine Waste Solutions tailings recovery project ("MWS Project"), as well as business development. With significant progress in advancing the Ezulwini Mine and the MWS Project by the end of the December 2007, the Corporation focused greater attention on business development, and as scope of the opportunities being pursued broadened, and in particular to North America, Mr. Fisher was appointed Executive Vice President, Corporate Development and transferred to the Corporation's office in Toronto, Canada. Mr. Fisher has 29 years' experience in the Southern African mining industry, including nine years on the Zambian copper belt and the rest in South Africa. Since February 2006 Mr. Fisher held various senior positions within the Simmer & Jack group, including serving as Chief Executive Officer of First Uranium (Proprietary) Limited, a subsidiary of the Corporation. From September 2001 to February 2006, Mr. Fisher provided consulting services on a number of mining and other projects, including metallurgical consulting services to Simmer & Jack. From April 1999 to September 2001, Mr. Fisher served as the Business Manager for the South Deep joint venture between Placer Dome South Africa (Proprietary) Limited and Western Areas Limited where his duties encompassed strategy and organizational development, corporate and public relations as well as the definition of and implementation of the information technology and remuneration strategy. Mr. Fisher ran the Cooke uranium plant from 1987 to 1989 as well as the Western Areas North Shaft (now the Ezulwini Mine) from 1991 to 1994. Mr. Fisher is a Chartered Engineer, a fellow of The Institute of Materials, Minerals and Mining, a member of the South African Institute of Mining and Metallurgy, and a member and past President of the Mine Metallurgical Managers Association of South Africa.

Robert M. Franklin serves as the Lead Independent Director of the Board. Mr. Franklin brings more than 36 years of executive and director experience. Mr. Franklin served as a director of Placer Dome Inc. since 1987 and as the non-executive Chairman of the board of directors of Placer Dome Inc. from 1993 until the acquisition of Placer Dome Inc. by Barrick Gold Corporation in 2006. Mr. Franklin is currently the President of Signalta Capital Corporation, a private investment company. He also serves as a director of a number of public companies including, Barrick Gold Corporation, Canadian Tire Corporation Limited, Resolve Business Outsourcing Income Fund and Toromont

Industries Ltd. Mr. Franklin was the Chairman of Clublink Corporation from 1994 to 2003. Mr. Franklin received a Bachelor of Arts, Business Administration from Hillsdale College.

John W.W. Hick serves as non-executive Chairman and a director of Silver Eagle Mines Inc. From December 1, 2004 to January 1, 2006, Mr. Hick served as Chief Executive Officer of Rio Narcea Gold Mines Ltd., of which he was a director from 1997 to June 2006. Prior to the acquisition of Defiance Mining Corp. by Rio Narcea in 2004, Mr. Hick was the President and Chief Executive officer of Defiance and its predecessor company, Geomaque Explorations Ltd. Mr. Hick has held various senior positions with other mining companies including President and later Vice Chairman of TVX Gold Inc. between 1993 and 1997, Senior Vice President, Corporate of Placer Dome Inc. between 1987 and 1990 and Vice President and General Counsel of the Dome Mines Group of Companies between 1981 and 1987. In addition, Mr. Hick serves as a director of Carpathian Gold Inc., Hudson Resources Inc., Marengo Mining Limited, Revett Minerals Inc. and Tamaya Resources Ltd. of which he is also non-executive Chairman. Mr. Hick holds a Bachelor of Arts from the University of Toronto, a Bachelor of Laws from the University of Ottawa and was called to the Bar of Ontario in 1978.

Wayne S. Hill has served as Executive Vice President of Toromont Industries Ltd., a TSX listed company that supplies and services mobile equipment and designs, builds and services compression systems, since 2005. Prior to that, Mr. Hill served as Chief Financial Officer of Toromont Industries Ltd. from 1985 to 2005. Mr. Hill has also served as a director of Toromont Industries Ltd. since 1988. Mr. Hill served as a director of Enerflex Systems Ltd., a gas compression packager, from 1993 to 1998 and served in senior roles with other Canadian public companies, including a communications and publishing company (1983 to 1985) and an international heavy equipment and engine manufacturer (1979 to 1983). Mr. Hill received a Bachelor of Commerce (Honours) from Queen's University. He is also a Chartered Accountant (Canada) and was employed with an international firm of Chartered Accountants from 1969 to 1979.

Gordon T. Miller serves as the Corporation's President and Chief Executive Officer. Mr. Miller has 25 years' experience in the gold mining industry and has served as the Chief Executive Officer and director of Simmer & Jack since November 2004. Mr. Miller served in various positions with the Placer Dome group from 2000 to 2003, including from November 2002 to August 2003 as Vice President and Chief Operating Officer of Kalgoorlie (a subsidiary of Placer Dome Inc.) where he led the integration of four separate mining and exploration businesses. In addition, from February 2001 to November 2002 Mr. Miller served as Vice President of Business Development for Placer Dome Inc. where he was responsible for the development of and execution of the Platinum Group Metals' worldwide growth strategy. Mr. Miller was the Chief Operating Officer of Western Areas Limited from January 1999 to February 2000. During this time he also acted as Chairman of JCI Services (Proprietary) Limited. From November 2003 to May 2005 Mr. Miller served as a director of Western Areas Limited, Randgold & Exploration Company Limited and Stilfontein Gold Mining Company Limited. Mr. Miller has a national higher diploma in metalliferous mining and is a registered professional mining engineer. He is also a member of the South African Institute of Mining and Metallurgy. Mr. Miller also holds mine overseers and mine managers certificates of competency granted by the South African Department of Mineral and Energy Affairs.

Graham P. Wanblad was appointed to the Board on June 1, 2008. Mr. Wanblad has more than 48 years of experience in the mining industry, mainly in the fields of mining and process project development and operational experience that included the management of multi-disciplined technical teams. From 2005 to May 2008, Mr. Wanblad served as Executive Technical Director of Simmer & Jack, and was a director of the Simmer & Jack in 2005 and 2006. Prior to joining Simmer & Jack, Mr. Wanblad served as an independent technical consultant from January 2001 to December 2004. From June 1995 to January 2001, Mr. Wanblad was Chairman and Chief Executive Officer of JCI Projects (Pty) Ltd., project development and project execution company. During this period he gained considerable international experience with the development of phased feasibility studies for 12 projects in 10 countries. Prior to this, he served on the Board of

Johannesburg Consolidated Investments Ltd as Executive Technical Director and held directorships at six listed mining companies. Mr. Wanblad received a government certificate in mechanical engineering and a higher national diploma in mechanical engineering from the Witwatersrand Technical College (now Technikon Witwatersrand). He is also a member of the Institute of Certified Mechanical and Electrical Engineers.

Additional Disclosure Relating to Directors

Other than as disclosed below, no person nominated for election as a Director:

a) is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity,

    (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

    (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

    (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

b) has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

c) has been subject to any other penalties or sanctions imposed by a court, or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director.

Gordon Miller previously served as a director of a South African company, Stilfontein Gold Mining Company Limited ("SGM"). While serving as a director of SGM, SGM was ordered by the High Court of South Africa to comply with a directive from the South African Department of Water Affairs and Forestry to pay for a proportion of the cost of the pumping operation in respect of neighbouring mines that were in provisional liquidation. When SGM did not make any such payments, due to it having limited resources, the Court found SGM and its directors (including Mr. Miller), to be in contempt and ordered them to pay a fine of ZAR15,000 (by which time Mr. Miller and the other directors had resigned). The Court granted the directors leave to appeal the judgment of the Court. The appeal was heard on August 23, 2007 and in a decision delivered on September 21, 2007, the Supreme Court of Appeal of South Africa granted the appeal and ordered that the order of the lower court be dismissed with costs.

On April 3, 2007, Patrick Evans, a director of Eurasia Gold Inc. ("Eurasia") until March 26, 2007, along with the remaining directors, officers and insiders of Eurasia (collectively, the "Management") were subject to a cease trade order issued by the Ontario Securities Commission ("OSC"), which required that all trading in and all acquisitions of securities of Eurasia by Management cease for a period of 15 days. The cease trade order was made because Eurasia failed to file its audited financial statements for the year ended December 31, 2006, management's

discussion and analysis relating to the audited annual financial statements for the year ended December 31, 2006, and annual information form for the year ended December 31, 2006 (collectively, the "Year-End Financial Documents"). At a hearing held before the OSC on April 16, 2007, it was further ordered that all trading in and acquisitions of securities of Eurasia by any of the Management cease until Year-End Financial Documents were filed with the OSC. The cease trade order expired on April 25, 2007 when the Year-End Financial Documents were filed pursuant to Ontario securities legislation. Prior to the issuance of the cease trade order, Mr. Evans had resigned as at March 26, 2007 as a director of Eurasia and is no longer involved with Eurasia in any capacity.

DIRECTORS' ATTENDANCE AND COMPENSATION

Meetings Held and Attendance of Directors in Fiscal 2008

Director	Board Meetings Attended	Committee Meetings Attended			
		Audit	Human Resources & Compensation	Corporate Governance & Nominating	Environmental, Health & Safety
Nigel Brunette	12	N/A	N/A	N/A	2
Patrick Evans	12	N/A	4	4	2
James Fisher	12	N/A	N/A	N/A	N/A
Robert Franklin	11	12	4	4	N/A
John Hick	12	12	4	4	N/A
Wayne Hill*	10	11	N/A	N/A	N/A
Gordon Miller	10	N/A	N/A	N/A	2
Total Mtgs Held	12	12	4	4	2

Mr. Hill joined the Board on May 29, 2007, two months into the fiscal year. Mr. Wanblad joined the Board on June 1, 2008.

Compensation of Directors

The non-executive Directors receive remuneration for attendance at Board meetings and Committee meetings and the travel time required to attend such meetings. Directors who are executive officers of the Corporation or its subsidiaries do not receive Directors' fees. Directors are reimbursed for all related travel and out-of-pocket expenses. For Fiscal 2008, the Corporation paid the non-executive Directors an aggregate of Cdn$529,100 for annual retainers and attendance at meetings of the Board and Committees and for Board and Committee work. The Directors were remunerated by the Corporation in their capacity as Directors as noted below:

- Non-executive Director retainer is Cdn$20,000 per annum;
- For acting as a Chairman of a Committee there is an additional retainer of Cdn$5,000 per annum;
- In lieu of the foregoing the Chairman receives a retainer of Cdn$100,000 per annum and the Lead Independent Director receives a retainer of Cdn$75,000 per annum;
- Retainers were pro rated for any partial year served;
- Board and Committee meeting fee of Cdn$1,500 per meeting attended;
- Board and Committee work Cdn$1,500 per day; and
- Travel fee of Cdn$1,500 per trip to and from meeting destination (Cdn$3,000 round trip).

The Board considers, from time to time, the granting of stock options to the non-executive Directors and to newly appointed Directors. See also "Incentive Plans - Stock Option Plan".

Directors' Shareholding Requirement

The current Directors are required by May 2011 to own Cdn$100,000 worth of Common Shares of the Corporation based on the market price of such Common Shares on the Toronto Stock Exchange (the "TSX") at the time such ownership level is attained; provided that if the value of such owned shares as a result of changes in the market price thereof, shall become less than Cdn$100,000 after that level is attained, there shall be no requirement to "top up" the shares to such value. New directors will be expected to meet this ownership target within three years of his or her election or appointment to the Board.

REPORT OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

Composition of the Human Resources and Compensation Committee

The Human Resources and Compensation Committee (the "HRC Committee") has three members, Messrs. John W.W. Hick, Patrick C. Evans and Robert M. Franklin, each of whom is independent pursuant to National Instrument 58-101 - *Disclosure of Corporate Governance Practices* ("NI 58-101"). The HRC Committee was constituted and the members were appointed on December 20, 2006 and subsequently reappointed following the meeting of shareholders held on September 10, 2007. No member is currently, or was during the financial year ended March 31, 2008 ("Fiscal 2008"), an officer or employee of the Corporation. No member of the HRC Committee is, or during Fiscal 2008, indebted to the Corporation or any of its subsidiaries, or to any other entity where such debt is supported by a guarantee, support agreement, letter of credit or other similar arrangement or understanding, provided by the Corporation of its subsidiaries. No member of the HRC Committee has, or had during Fiscal 2008, any material interest in any transaction that has materially affected or would materially affect the Corporation.

Mandate of the Human Resources and Compensation Committee

The HRC Committee was established by the Board to assist it in fulfilling its responsibilities relating to human resources and compensation issues and to establish a plan of continuity for executive officers and other members of senior management ("Executive Management"). The HRC Committee ensures that the Corporation has an executive compensation plan that is both motivational and competitive so that it will attract, retain and inspire the performance of the Executive Management of a quality and nature that will allow for and enhance the sustainable development, growth and ultimate profitability of the Corporation. As part of its mandate, the HRC Committee assists the Board in fulfilling the following responsibilities:

- Considering the Corporation's overall remuneration strategy and, where information is available, verifying the appropriateness of existing remuneration levels using external sources for comparison;
- Comparing the nature and amount of the Corporation's directors' and executive officers' compensation to performance against goals set for the year while considering relevant comparative information, independent expert advice and the financial position of the Corporation;
- Making recommendations to the Board in respect of director and executive officer remuneration matters, with the overall objective of ensuring maximum shareholder benefit from the retention of high quality board and executive team members;
- Meet with management to establish corporate objectives, and subsequently meet independently of management to assess the progress in relation to these objectives;
- Periodically review the organizational structure and the succession plans, including specific development plans, methods of achieving recommended action; and
- Career planning for potential successors.

Salary Compensation

The Corporation's executive compensation policy includes the following objectives and considers the following factors in determining the compensation of each executive of the Corporation:

- Executive Management compensation should be related to the Corporation's performance both on an absolute and relative basis;
- Executive Management compensation should be related to the experience and contribution of the individual employee;
- Executive Management's interests should be aligned as closely as possible to the interests of the shareholders of the Corporation; and
- Executive Management compensation should be competitive with "peer" companies in the mining industry.

To ensure that the Corporation provides a competitive and appropriate executive compensation package, the HRC Committee formally or informally surveys the compensation packages of the other executives in the mining industry of like sized companies. It has the authority to engage outside consultants and advisors as it deems necessary. No outside advisors were engaged in Fiscal 2008.

Incentive Compensation

Members of Executive Management are eligible for cash bonuses and stock option awards.

Cash Bonus Plan

Bonuses are intended to reflect shorter term (usually annual) accomplishments while stock option awards are intended to provide an incentive to, and compensate Executive Management for, the attainment of longer term objectives related to the growth and performance of the Corporation, which are reflected in the share price and therefore closely related to the enhancement of shareholder value.

Cash bonuses were paid to executives and management in Fiscal 2008 in recognition of their contribution to the successful completion of the initial public offering of the Corporation.

Early in Fiscal 2008, the HRC Committee adopted a structured bonus plan (the "Cash Bonus Plan"), whereby, at the beginning of the fiscal year, each member of the Executive Management, on the recommendation of the HRC Committee and as approved by the Board, was provided a formula for the maximum potential bonus stated as a percentage of base salary, as well as individual criteria and weighting of such criteria, which would be used in determining the bonus of the individual subsequent to the end of that fiscal year. The criteria and weighting may vary depending on the individual's specific role in the Corporation; the overall criteria will generally include a combination of goals related to the financial performance of the Corporation, the achievement of specific pre-agreed goals for that individual and an element of discretion by the HRC Committee and Board. For Fiscal 2008, a set of standards was developed in consultation with each member of Executive Management against which the HRC Committee can measure the individual's absolute and relative performance and the relative and absolute performance of the Corporation. In setting the amount, weighting of the components and defining the criteria of the Cash Bonus Plan, input from the CEO was taken into account and the input of an independent compensation consultant was also considered. The HRC Committee reviewed these performance measures and they were reviewed and approved by the Board. Subsequent the end of Fiscal 2008, the HRC Committee met with the CEO and others to review their report on the performance of each executive pursuant to that person's individual Cash Bonus Plan criteria and to make recommendations to the Board as to the bonus to be paid.

Options

Options to purchase Common Shares are a very common compensation tool in the mining industry and are a method of linking the compensation of the Executive Management and Directors with the performance of the Corporation and the enhancement of shareholder value through the appreciation of the share price. In determining the number of options to be granted consideration is given to a number of factors, including information as to option grants by other mining companies. See also "Incentive Plans – Stock Option Plan."

CEO Compensation

The HRC Committee met four times in Fiscal 2008 and has met twice since the end of Fiscal 2008 to consider compensation matters in general, including the compensation of Mr. Gordon Miller, President and Chief Executive Officer of the Corporation. Considering the responsibilities of Mr. Miller during this development and growth stage of the Corporation, market data for CEOs of peer companies, the salary paid to Mr. Miller by Simmer & Jack and Mr. Miller's performance in Fiscal 2007 the HRC Committee recommended an annual base salary of Cdn$325,000 (approximately US$307,000 at that point in time) per annum for one-half of his working time as President and Chief Executive Officer of First Uranium during Fiscal 2008. Mr. Miller is also Chief Executive Officer of Simmer & Jack and allots one-half of his time to Simmer & Jack. No adjustment to this base salary was made in respect of Fiscal 2008.

Mr. Miller also participated in the Corporation's Cash Bonus Plan, described above in respect of Fiscal 2008. In accordance with the Plan and as approved by the Board early in Fiscal 2008, Mr. Miller's potential bonus under the Plan was 100% of his base salary. The bonus was divided into the following criteria by percentage: Maximize shareholder value: 30%; Increase the value of reserves and resources: 20%; Development of Ezulwini Mine and MWS: 20%; Succession planning: 5%; and Discretion of the HRC Committee and Board: 25%. Based on an analysis of the specific criteria and a thorough review and consideration of both his performance and the Corporation's performance relative to its goals and objectives for Fiscal 2008, the HRC Committee recommended and the Board approved a cash bonus of 85% of base salary (out of a possible 100%), which amount was CDN$274,625. During Fiscal 2008, in accordance with the Corporation's strategy as approved by the Board, Mr. Miller re-located his family and principal residence to Toronto, where the Corporation's corporate office and its primary securities market is located. To assist with this move, the Corporation provided him with a housing relocation loan of CDN$1 million (see a discussion of this loan under "Indebtedness of Directors, Officers and Employees" in this Circular). He was also reimbursed for the cost of an automobile during his time in Toronto.

Mr. Miller was granted a stock option in Fiscal 2008 entitling him to purchase 185,714 common shares of the Corporation, at an exercise price per share of Cdn$8.81, for a term of 10 years. For a description of the Stock Option Plan see "Incentive Plans – Stock Option Plan".

During Fiscal 2008, a written contract was entered into with Mr. Miller with an effective date of January 1, 2007. For a description of the material terms of the contract see "Termination of Employment, Change of Responsibilities and Employment Contracts."

The foregoing report has been provided by the Human Resources and Compensation Committee.

John W.W. Hick (Chairman), Patrick C. Evans and Robert M. Franklin

EXECUTIVE COMPENSATION

The following table sets forth information concerning compensation earned during the fiscal years ended March 31, 2006 ("Fiscal 2006"), 2007 ("Fiscal 2007") and 2008 ("Fiscal 2008") by Gordon T. Miller, President and Chief Executive Officer, James P.W. Fisher, Executive Vice President, Corporate Development, Emmerentia Oosthuizen, Senior Vice President and Chief Financial Officer, Scot R. Sobey, Vice President, Business Development, and Mary D. Batoff, Vice President, Legal and Secretary, the "Named Executive Officers" of the Corporation, as that term is defined by applicable securities legislation, for Fiscal 2008.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Other Annual Compen-sation (US$)	Securities Under Options/ SAR Granted (#)	Restricted Shares or Restricted Share Units (US$)	LTIP Payouts (US$)	All Other Compen-sation (US$)
Gordon T. Miller President & CEO	F2008 F2007 F2006	315,523 76,467[1,2] Nil[2]	274,076[3] 25,650[2] Nil[2]	Nil Nil Nil	185,714 114,286 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
James P.W. Fisher EVP, Corporate Development	F2008 F2007 F2006	291,252 53,670[1,2] Nil[2]	174,026[3] 21,072[2] Nil[2]	Nil Nil Nil	110,714 114,286 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Emmerentia Oosthuizen SVP & CFO	F2008 F2007 F2006	218,439 Nil[1,2] Nil[2]	101,048[3] Nil[2] Nil[2]	Nil Nil Nil	107,143 42,857 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Scot R. Sobey VP Business Development	F2008 F2007 F2006	196,386 32,689[1] Nil	59,880[3] Nil[4] Nil	Nil Nil Nil	57,143 42,857 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Mary D. Batoff VP Legal & Secretary	F2008 F2007 F2006	194,168 28,315[1] Nil	66,017[3] Nil Nil	Nil Nil Nil	42,858 57,143 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

[1] The Corporation completed an initial public offering (the "Offering") on December 20, 2006 (the "Offering Date"). Compensation disclosed is not for a full year. Mr. Miller was appointed President and CEO of the Corporation on the Offering Date. Mr. Miller serves as senior officer of both the Corporation and Simmer & Jack and allots approximately one-half of his working time to the affairs of the Corporation and one-half of his working time to the affairs of Simmer & Jack. Mr. Fisher was appointed EVP and COO on the Offering Date and on February 11, 2008 was appointed EVP Corporate Development. Ms. Oosthuizen was appointed CFO effective April 1, 2007. Mr. Sobey and Ms. Batoff were appointed on February 1, 2007 and February 8, 2007, respectively.

[2] Prior to being employed by the Corporation each of Messrs. Miller and Fisher and Ms. Oosthuizen were employed by Simmer & Jack. In Fiscal 2008, Mr. Miller received from Simmer & Jack $278,836 salary and a bonus of $63,432 will be paid. In Fiscal 2007, Simmer & Jack paid to: Mr. Miller $411,904 salary and $25,650 bonus; Mr. Fisher $140,314 salary and $21,072 bonus; Ms. Oosthuizen $119,445 salary and $12,755 bonus. In Fiscal 2006, Simmer & Jack paid to: Mr. Miller $506,275 salary, Mr. Fisher $33,647; and Ms. Oosthuizen $117,800 salary. Such compensation is not included in the compensation reported in the table.

[3] Bonuses were in respect of performance in Fiscal 2008 and were paid following the end of Fiscal 2008.

[4] Mr. Sobey received a payment of $5,600 for his work on the Offering as a consultant prior to his employment with the Corporation. Such compensation is not included in the compensation reported in the table.

Stock Options Granted During Fiscal 2008

The following table sets forth the options to purchase securities of the Corporation granted during the Fiscal 2008 to the Named Executive Officers of the Corporation.

Name	Securities Under Options Granted (#)	% of Total Options Granted in the Fiscal Year	Exercise Price (Cdn$/Security)	Market Value of Securities Underlying Options on Date of Grant (Cdn$/security)	Expiration Date
Gordon T. Miller President & CEO	185,714	7.3	$8.81	$8.81	February 25, 2018
James P.W. Fisher EVP, Corporate Development	110,714	4.3	$8.81	$8.81	February 25, 2018
Emmerentia Oosthuizen SVP & CFO	107,143	4.2	$8.81	$8.81	February 25, 2018
Scot R. Sobey VP Business Development	57,143	2.2	$8.81	$8.81	February 25, 2018
Mary D. Batoff VP Legal & Secretary	42,858	1.7	$8.81	$8.81	February 25, 2018

Aggregate Option Exercises During Fiscal 2008 and Financial Year-End Option Values

The following table sets forth certain information regarding options to purchase Common Shares of the Corporation by the Named Executive Officers outstanding as at the end of Fiscal 2008 and exercised during Fiscal 2008.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn$)	Unexercised Options at March 31, 2008 (#)		Value of Unexercised in-the- money Options at March 31, 2008 (Cdn$)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Gordon T. Miller President & CEO	38,095	136,761	100,000	161,905	23,620	23,620
James P.W. Fisher EVP, Corporate Development	-	-	113,095	111,905	47,240	23,620
Emmerentia Oosthuizen SVP & CFO	-	-	64,285	85,715	-	-
Scot R. Sobey VP Business Development	-	-	47,620	52,380	17,715	8,857
Mary D. Batoff VP Legal & Secretary	-	-	52,381	47,620	23,619	11,810

[1] The price per common share at the close of business on the Toronto Stock Exchange on March 31, 2008 (the last trading day of Fiscal 2008) was Cdn$7.62.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Corporation has entered into a written contract with each Named Executive Officer. Each Named Executive Officer is entitled to participate in such incentive plans or cash bonus plans of the Corporation as the Board and/or the HRC Committee may implement from time to time, including the Cash Bonus Plan and Stock Option Plan. Each contract also provides for vacation, benefits and perquisites as are customary for the executive's respective experience, position and responsibilities.

Mr. Miller's base salary for Fiscal 2008 was Cdn$325,000 per annum for one-half of his working time in respect of employment as President and Chief Executive Officer of the Corporation. Mr. Miller is also Chief Executive Officer of Simmer & Jack and allots one-half of his working time to Simmer & Jack.

Mr. Fisher's base salary for Fiscal 2008 was Cdn$300,000 per annum.

Under the terms of the contract with each of Mr. Miller and Mr. Fisher, the Corporation may terminate his employment without cause, in which case he will receive a lump sum amount equal to 12 months, or in the case of termination without cause within 12 twelve months on a change of control, he will receive a lump sum equal to 24 months (in either case the "Notice Period") of his base salary payable as at the date of termination. Benefits will continue during the Notice Period. The executive is entitled to terminate his employment within six months of a change of control, in which case, he will receive a lump sum amount equal to 24 months of his base salary. In the event of a termination by the Corporation without cause or termination by the executive within 6 months of a change of control, any unvested options previously granted to him shall vest immediately as of the termination date.

For Fiscal 2008, Ms. Oosthuizen's base salary was Cdn$225,000 per annum, Ms. Batoff's base salary was Cdn$200,000 per annum and Mr. Sobey's base salary was ZAR1,400,000. Under the terms of the contract with each of Ms. Oosthuizen, Ms. Batoff and Mr. Sobey, the Corporation may terminate his or her employment without cause, in which case he or she will receive a lump sum amount equal to 12 months (the "Notice Period") of his or her base salary payable as at the date of termination. Benefits will continue during the Notice Period. In the event of a termination by the Corporation without cause within 6 months of a change of control, any unvested options previously granted to him or her shall vest immediately as of the termination date.

MANAGEMENT CONTRACT

The Corporation and Simmer & Jack entered into a shared services agreement (the "Shared Services Agreement") to permit the Corporation to obtain access to certain services to be provided by Simmer & Jack, including project management and technical services, cash management and investment services, accounting, treasury and financial services, corporate secretarial services and human resource and staffing services, including payroll and benefits administration, and such other services as may be required by the Corporation and which Simmer & Jack is able and willing to provide. The Corporation is required to reimburse Simmer & Jack for any costs incurred by it in connection with the provision of the services contemplated under the Shared Services Agreement. As a result of hiring nine senior executives, including the Named Executive Officers, and other staffing of the Corporation, certain of these services are no longer required to be provided by Simmer & Jack. Currently all of the executive management is employed directly by the Corporation with the exception of the project management which is provided by Simmer & Jack.

PERFORMANCE GRAPH

The following graph shows the quarterly percentage change in the cumulative shareholder return of the Common Shares compared to the cumulative total return of the Standard & Poor/Toronto Stock Exchange Composite Index. The Corporation completed the Offering and listed on the Toronto Stock Exchange on December 20, 2006. The Offering price was Cdn$7.00 per share. The fixed investment as at December 29, 2006 (the last trading day in the month that the Corporation listed on the TSX) is Cdn$100 at a price per share of Cdn$8.12. The Corporation's share price at the close of business on March 31, 2008 (the last trading day of Fiscal 2008) was Cdn$7.62.


Quarterly Cumulative Total Returns
from end of December 2006
160
140
120
100
80
60
40
20
0
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
FIU
S&P/TSX Composite

	Dec 31-06	Mar 30-07	Jun 29-07	Sep 28-07	Dec 31-07	Mar 31-08
Stock closing price @month end (Cdn$)	8.12	10.95	11.95	9.47	9.45	7.62
Corporate Total Return Base December 2006	100	134.9	147.2	116.6	116.4	93.8
Total Return Index S&P/TSX Composite ('000)	31,213	32,025	34,308	34,714	34,282	33,307
Total Return Base December 2006	100	102.6	109.1	111.2	109.8	106.7

INCENTIVE PLANS

Equity Compensation Plan Information (at March 31, 2008)

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders - Stock Option Plan	3,434,194	Cdn$8.58	8,734,410
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,434,194		8,734,410

The Stock Option Plan was established in order to provide incentive compensation to directors, officers, employees and consultants of the Corporation and its subsidiaries as well as to assist the Corporation and its subsidiaries in attracting, motivating and retaining qualified directors, management personnel and consultants. The purpose of the Stock Option Plan is to provide additional incentive for participants' efforts to promote the growth and success of the business of the Corporation.

Stock Option Plan

Directors, officers, employees, or consultants of the Corporation or its affiliates (each an "Eligible Person") are eligible to be granted stock options under the Stock Option Plan.

The Stock Option Plan is administered by the HRC Committee, which will designate, from time to time, the recipients of grants and the terms and conditions of each grant, in each case in accordance with applicable securities laws and stock exchange requirements, subject to approval by the Board in respect of options in excess of 50,000 or options granted to Directors or officers of the Corporation. Stock options granted under the plan are non-transferable other than in accordance with the plan, and must be exercised no later than 10 years after the date of the grant or such shorter period as determined by the HRC Committee and approved by any applicable regulatory authority. All options will terminate on the earlier of the expiry of their term and the date of termination of an optionee's employment, engagement or position, if terminated for cause; otherwise, 90 days following termination.

Unless the HRC Committee determines otherwise, stock options issued by the Corporation are subject to a vesting schedule as follows: 1/3 upon grant; 1/3 upon the first anniversary of grant; and 1/3 upon the second anniversary of grant. The exercise price of an option shall not be less than the volume weighted average trading price of the Common Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the day the option is granted. The maximum number of Common Shares to be reserved for issuance to insiders of the Corporation upon the exercise of stock options granted under the plan may not exceed 10% of the number of outstanding Common Shares at any given time. The maximum number of Common Shares that may be granted to any individual within a twelve month period cannot exceed 5% of the number of outstanding Common Shares. The number of Common Shares available for issuance upon the exercise of stock options granted under the plan will be equal to 10% of the number of issued and outstanding Common Shares at a given time.

Currently, options to acquire 3,138,196 Common Shares (approximately 2.4% of the Common Shares outstanding) are outstanding. Common Shares that are subject to options which lapse or expire become available under the Stock Option Plan. During the Fiscal 2008, 153,001 Common Shares were issued on exercise of options under the Stock Option Plan.

The following table sets forth certain information regarding the options granted to directors, officers, employees and consultants of the Corporation and its affiliates that are outstanding as of the date hereof.

Position	Securities Under Options Granted (#)	Exercise Price (Cdn$/Security)	Expiration Date
Directors	215,571	7.00	December 2016
	42,857	12.88	May 2017
	535,715	8.81	February 2018
Executive Directors	190,477	7.00	December 2016
	296,428	8.81	February 2018
Officers and Directors of Subsidiaries	221,428	7.00	December 2016
	40,000	8.09	January 2017
	42,857	10.22	April 2017
	850,717	8.81	February 2018
Employees and Consultants	115,713	7.00	December 2016
	17,143	12.86	May 2017
	10,000	9.25	August 2017
	160,358	10.12	November 2017
	398,932	8.81	February 2018

INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES

Since the beginning of the Corporation's last completed financial year, no director or officer, nor any of their respective associates, has been indebted, or is presently indebted to the Corporation other than as described below.

	Aggregate Indebtedness Cdn($)	
Purpose	**To the Company or its Subsidiaries**	**To Another Entity**
Share purchases	Nil	Nil
Other	1,000,000	Nil

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs						
Name and Principal Position	**Involvement of Company or Subsidiary**	**Largest Amount Outstanding During 2008 (Cdn$)**	**Amount Outstanding as at August 8, 2008 (Cdn$)**	**Financially Assisted Securities Purchases During 2008 (#)**	**Security for Indebtedness**	**Amount Forgiven During 2008 (Cdn$)**
Securities Purchase Programs						
None	-	-	-	-	-	-
Other Programs						
Gordon T. Miller	Lender	1,000,000	1,000,000	-	-	-

The Corporation loaned to Mr. Miller Cdn$1 million for the purpose of facilitating his purchase of a family home. The loan is for a term of six years, is unsecured and bears interest at 4% per annum payable monthly in arrears. The loan was advanced on October 17, 2007. In the event that Mr. Miller ceases to be an employee of the Corporation for any reason, including in the case of a change of control of the Corporation, the loan shall become immediately due and payable.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Directors and officers of First Uranium and its subsidiaries are covered by a directors' and officers' liability policy in the name of Simmer & Jack. The policy has a limit of GBP 50 million.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The following describes the interests of the informed persons (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) of the Corporation in certain material transactions from March 31, 2007 to the date hereof.

As previously disclosed in the management information circular dated August 10, 2007, the Corporation entered into an agreement on December 20, 2006 with Desert Charm Trading 221 (Proprietary) Limited (trading as Waterpan Mining Consortium)("Waterpan") for the purchase of the remaining 10% of the shares of Ezulwini Mining Company (Proprietary) Limited ("EMC") in consideration for 6.1 million common shares of the Corporation. On December 14, 2007, EMC obtained a bridging loan from a South African banking institution to purchase Waterpan's 10% shareholding in EMC. Waterpan used the proceeds to partially fund the purchase of 6.1 million common shares (the "Waterpan Shares") of the Corporation for a consideration of $42.4 million. The Corporation used the proceeds from the sale of the Waterpan Shares to repay the bridging loan to the South African banking institution and to pay the taxes resulting from the purchase of the EMC shares. Concurrent with the closing of this transaction, one million of the Waterpan Shares were sold by way of a private placement. Waterpan has a contractual agreement to retain its remaining Waterpan Shares until April 1, 2009. Certain shareholders of Waterpan are officers or employees of the Corporation or directors of its subsidiaries. The Waterpan transaction had no net impact on the cash flow of the Corporation's group of companies.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following statement of corporate governance practices has been prepared by the Corporation's Corporate Governance and Nominating Committee and describes the Corporation's approach to corporate governance as required pursuant to National Instrument 58-101 - *Disclosure of Corporate Governance Practices* ("NI 58-101").

1. **Board of Directors**

<u>Independence from Management and Significant Shareholder</u>

The Board currently consists of eight Directors. The Board is responsible for determining whether or not each Director is "independent" for the purposes of NI 58-101 and has determined that four of the current Directors are independent. Prior to Mr. Wanblad's appointment to the Board on June 1, 2008, there were seven Directors, four of whom were independent under NI 58-101.

Mr. Brunette is Chairman of the Board and is a non-independent director due to his role as Chairman of Simmer & Jack, a significant shareholder of the Corporation. Simmer & Jack owns approximately 62.3% of the Common Shares outstanding.

Messrs. Evans, Franklin, Hick and Hill are independent directors under NI 58-101.

Messrs. Miller and Fisher, are employees of the Corporation, and are not independent. Mr. Miller also serves as Chief Executive Officer of Simmer & Jack.

Prior to June 2008, Mr. Wanblad was the Executive Technical Director of Simmer & Jack and is considered to be a non-independent director under NI 58-101 as three years have not elapsed since Mr. Wanblad ceased to be a senior officer of Simmer

& Jack.

The role of the Chairman is to effectively manage and provide leadership to the Board. The role of Chairman is separate from that of the President and CEO. To further foster the independence, the Board has appointed Mr. Robert Franklin as Lead Independent Director. The Board promotes independence by the composition of its committees, its committee chairman appointments, and providing Directors with an opportunity to recommend agenda items for consideration at Board meetings.

The Board also fosters independence from management by regularly excusing management from Board meetings to facilitate open and candid discussions. In addition, the independent Directors also meet at regularly scheduled meetings of the Board. In Fiscal 2008, the Board held four sessions with Directors only and four sessions with non-executive Directors only and seven sessions with independent Directors only.

In Fiscal 2008, the Directors also traveled to the Ezulwini Mine and the MWS Project to view the progress of the projects and to meet with mine site personnel.

Attendance

See "Directors' Attendance and Compensation – Meetings Held and Directors Attendance"

Other Directorships

Messrs. Brunette and Miller are directors of Simmer & Jack.

Mr. Evans is President, Chief Executive Officer and a director of Mountain Province Diamonds Inc. and Chief Executive Officer and a director of Norsemont Mining Inc.

Mr. Hick is Chairman and a director of Silver Eagle Mines Inc. and he is a director of Carpathian Gold Inc., Hudson Resources Inc., Marengo Mining Limited, Revett Minerals Inc. and Tamaya Resources Ltd.

Mr. Hill is Executive Vice President and a director of Toromont Industries Ltd.

Mr. Franklin is a director of Barrick Gold Corporation, Canadian Tire Corporation Limited, Resolve Business Outsourcing Income Fund and Toromont Industries Ltd.

The Board has adopted a practice that Directors declare, in advance, changes in their employment or other directorships with the intent to identify and avoid potential conflicts of interest.

Mandatory Retirement

The Board has adopted a policy that any director of the Corporation, attaining the age of 70 years shall no longer be eligible to be nominated for election as a director of the Corporation at the next subsequent shareholders meeting of the Corporation where directors are being elected and, having attained such age, shall retire as a director of the Corporation no later than the date of such next subsequent shareholders meeting.

2. **Mandate of the Board of Directors**

The Board's mandate is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. In fulfilling its mandate, the Board among other matters is responsible for reviewing the Corporation's overall business strategies and its annual business plan; identifying principal risks and implementation of systems to manage those risks; assessing management's performance against approved business plans and industry standards; appointing senior management and reviewing succession planning; the development of the communication policy for the Corporation's shareholders; and the integrity of internal control and management information systems. A copy of the mandate is attached as Schedule A.

The frequency of meetings and the nature of the agenda items may change from year to year, depending on the activities of the Corporation. However, Board meetings are held at least quarterly, and at each meeting there is a review of the business of the Corporation. In Fiscal 2008 the Board held 12 meetings.

3. **Position Descriptions**

The Board has approved written descriptions of the duties of each of the Chairman of the Board, the Lead Independent Director and the CEO.

The Board has approved written charters for each Committee. There is not a position description for the Chairman of each Committee. The Chairman of each Committee presides at all meetings of the Committee, is responsible for ensuring that the work of the Committee is well organized and proceeds in a timely fashion and reports on the activities of the Committee to the Board.

4. **Orientation and Continuing Education**

The Board and the Corporate Governance and Nominating Committee are responsible for ensuring that new members are provided with the necessary information about the Corporation, its business and the factors which affect its performance, and the Board and the Committee reviews and monitors the orientation of new Board members.

5. **Ethical Business Conduct**

The Board has adopted a written code of business ethics and conduct (the "Code") for its directors, officers and employees. Under the Code individuals must report in writing any situation or transaction which is or may conflict with the Code. A copy of the Code is posted on the Corporation's website at www.firsturanium.com. Concerns or complaints regarding accounting, internal controls, auditing matters, questionable accounting or auditing matters, and any other concerns regarding a breach of the Code (collectively, "Concerns") may be reported to the Vice President, Legal of the Corporation via email, fax, mail or delivery. An individual may also contact the Chairman of the Audit Committee or the Chairman of the Corporate Governance and Nominating Committee directly via email, fax, post or delivery. Concerns may also be reported to the Corporation's Ethics Hotline on a confidential and anonymous basis, if desired. The 24 hour Ethics Hotline is administered by KPMG Services (Pty) Limited. The Vice President Legal is required to report Concerns regarding accounting/internal controls and auditing matters to the Chairman of the Audit Committee and other Concerns to the Chairman of the Corporate Governance and Nominating Committee. Subject to the

authority of the Chairman of the appropriate Committee, the Vice President, Legal of the Corporation is responsible for oversight of the investigation and resolution of any such complaint or concern and reporting thereon to such Committee. The Audit Committee and the Corporate Governance and Nominating Committee will report to the Board at least quarterly.

The Board promotes a culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations and directors, officers and employees are encouraged to discuss the application of the Code to specific circumstances with the President and Chief Executive Officer and the Vice President Legal and Corporate Secretary. Any uncertainty on the part of the Chief Executive Officer will be discussed with Chairman of the Corporate Governance and Nominating Committee.

Contact information for reporting Concerns:

Vice President, Legal:

Email: mary@firsturanium.ca
Mailing Address: Vice President, Legal, First Uranium Corporation, Suite 1240, 155 University Avenue, Toronto, Ontario, Canada M5H 3B7 Fax: +1 416 342 5632.

Chairman of the Corporate Governance and Nominating Committee:

Email: rfranklin@firsturanium.ca
Mailing Address: Corporate Governance and Nominating Committee Chairman, First Uranium Corporation, Suite 1240, 155 University Avenue, Toronto, Ontario, Canada M5H 3B7. Fax: +1 416 342 5632

Chairman of the Audit Committee:

Email: whill@firsturanium.ca
Mailing Address: Audit Committee Chairman, First Uranium Corporation, Suite 1240, 155 University Avenue, Toronto, Ontario, Canada M5H 3B7 Fax: +1 416 342 5632

KPMG Ethics Hotline:

24 Hours KPMG Ethics Hotline: 0800 21 25 30 (South Africa)
KPMG Hotfax: 0800 200 796 (South Africa)
KPMG Hotmail: fraud@kpmg.co.za
KPMG Hotpost: BNT 371, P.O. Box 14671, Sinoville, 0129, South Africa

To ensure that the Directors exercise independent judgment in considering transactions and agreements in respect of which a Director or executive officer has a material interest, the Director in question complies with laws and corporate policies applicable in such circumstances and refrains from participating in deliberations on the matter, and may excuse himself from the room during such deliberations. The independent Directors discuss the matter in camera, and if circumstances warrant, an independent committee of the Board is constituted to oversee the transaction and outside independent advisors are retained if necessary or desirable.

6. **Nomination of Directors**

The Corporate Governance and Nominating Committee is comprised of three independent directors, Messrs. Franklin (Chairman), Evans and Hick. The responsibilities of the Committee include considering nominees for independent directors of First Uranium and planning for the succession of Directors and executive officers of the Corporation. In Fiscal 2008 the Committee considered the collective skills, qualifications and experience of the Board and determined that the Board would benefit from the addition of a mining engineer with project and operational experience. The Committee identified Mr. Wanblad as an excellent candidate with his qualifications as a mechanical engineer and his vast experience in design, construction and project management, including most recently, as Executive Technical Director of Simmer & Jack, he was extensively involved in the development and construction of the Corporation's projects. Mr. Wanblad was appointed to the Board on June 1, 2008.

7. **Compensation**

The Human Resources and Compensation Committee is comprised of three independent directors, Messrs. Hick (Chairman), Evans and Franklin. The Committee oversees the remuneration policies and practices of the Corporation. For a description of the mandate of the HRC Committee see the "Report of the Human Resources and Compensation Committee on Executive Compensation". The Committee also administers the Stock Option Plan. The Committee met four times during the Fiscal 2008.

8. **Board Committees**

Committees of the Board are an integral part of the Corporation's governance structure. Four committees have been established with a view to allocating expertise and resources to particular areas and to enhance the quality of discussion at the Board meetings. The Committees facilitate Board decision-making by providing recommendations to the Board on matters within their respective responsibilities. The Board has the following committees: Audit, Human Resources and Compensation, Corporate Governance and Nominating, and Environmental, Health and Safety. In addition, the Board will establish a Technical Committee. The duties and responsibilities of the Human Resources and Compensation Committee are described in the "Report of the Human Resources and Compensation Committee on Executive Compensation". The duties and responsibilities of the Audit Committee, Governance and Nominating Committee and the Environmental, Health and Safety Committee are described below.

Audit Committee

The Audit Committee is comprised of three directors, Messrs. Hill (Chairman), Franklin and Hick. Each member is independent as such term is defined in Multilateral Instrument 52-110 – Audit Committees ("MI 52-110"). Each member is financially literate within the meaning of MI 52-110. The Committee has adopted a charter, which has been ratified by the Board, which provides specific roles and responsibilities to the members of the Committee. The Committee met 12 times during the Fiscal 2008.

The Audit Committee oversees the accounting and financial reporting practices and procedures of First Uranium, and the audits of the Corporation's financial

statements. The principal responsibilities of the Audit Committee include: (i) overseeing the quality and integrity of the internal controls and accounting procedures of First Uranium, including reviewing the Corporation's procedures for internal control with the Corporation's auditor and chief financial officer; (ii) reviewing and assessing the quality and integrity of the Corporation's annual and quarterly financial statements and related management discussion and analysis, as well as all other material continuous disclosure documents, such as the Corporation's annual information form; (iii) monitoring compliance with legal and regulatory requirements related to financial reporting; (iv) reviewing and approving the engagement of the independent auditor of the Corporation and the related audit fees for all audit and non-audit related services provided by the independent auditor; (v) reviewing the qualifications, performance and independence of the external auditor of the Corporation, considering the auditor's recommendations and managing the relationship with the auditor, including meeting with the auditor as required in connection with the audit services provided by the Corporation; (vi) selecting and appointing the internal auditor, reporting relationship, planned activities and results of the internal audit; (vii) assessing the Corporation's financial and accounting personnel; (ix) reviewing the Corporation's risk management procedures; (x) reviewing any significant transactions outside the Corporation's ordinary course of business and any pending litigation involving the Corporation; and (xi) examining improprieties or suspected improprieties with respect to accounting and other matters that affect financial reporting.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of three independent directors, Messrs. Franklin (Chairman), Evans and Hick. The Committee oversees the Corporation's approach to corporate governance matters. The principal responsibilities of the Corporate Governance and Nominating Committee include: (i) monitoring and overseeing the quality and effectiveness of the corporate governance practices and policies of First Uranium; (ii) considering nominees for independent directors of First Uranium; (iii) adopting and implementing corporate communications policies and ensuring the effectiveness and integrity of communication and reporting to First Uranium's shareholders and the public generally; (iv) planning for the succession of directors and executive officers of the Company, including appointing, training and monitoring senior management to ensure that the Board and management have appropriate skill and experience; and (v) administering the Board's relationship with the management of First Uranium. The Governance and Nominating Committee met four times during the Fiscal 2008.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee has three members, Messrs. Evans (Chairman), Brunette and Miller. Mr. Evans is an independent director. The Committee acts as adviser to management and the Board on matters concerning the environment, health and safety.

The Committee's responsibilities with respect to safety and health matters shall include: (i) reviewing and making recommendations, as appropriate, in regard to the Corporation's safety and health programs, including corporate occupational health and safety policies and procedures; (ii) reviewing and making recommendations, as appropriate, in regard to safety and health compliance issues, if any; (iii) satisfying itself that management of the Corporation monitors trends and reviews current and emerging issues in the safety and health field and evaluates

the impact on the Corporation; and (iv) reviewing the Corporation's safety and health performance. The Committee's responsibilities with respect to environmental matters shall include: (i) reviewing and making recommendations, as appropriate, in regard to the Corporation's environmental management program, including corporate environmental policies and procedures, and the status of the Corporation's financial provisions for statutory or other requirements to effect environmental rehabilitation arising out of its operations; (ii) reviewing and making recommendations, as appropriate, in regard to environmental compliance issues, if any; (iii) satisfying itself that management of the Corporation monitors trends and reviews current and emerging issues in the environmental field, and evaluates their impact on the Corporation; (iv) reviewing incident reports to assess whether environmental management procedures were effective in such incidents, and to make recommendations for improvement, where appropriate; (v) reviewing the scope of potential environmental liabilities and the adequacy of the environmental management system to mange these liabilities; and (vi) reviewing the status of the Corporation's financial provisions for statutory or other requirements to effect environmental rehabilitation arising out of its operations.

The Committee met twice during Fiscal 2008.

Technical Committee

A Technical Committee will be established with Mr. Wanblad as Chairman. The Committee will act as adviser to management and the Board on technical issues facing the Corporation.

9. **Assessments**

An annual assessment of the Board and its Committees and individual self-assessments is provided by each individual Director. The responses are summarized by the Chairman of the Corporate Governance and Nominating Committee and reported to the Committee and subsequently to the Board. The responses are discussed, and matters or concerns, if any, are addressed.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

Copies of the Corporation's Financial Statements and related management discussion and analysis of operating and financial results may be obtained upon request from the Corporate Secretary of the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

Additional information relating to the Audit Committee of the Corporation is contained on pages 90 to 92 of the Corporation's annual information form, dated June 24, 2008, filed on SEDAR.

CURRENCY OF INFORMATION CONTAINED IN CIRCULAR

The currency of the information provided herein is as of August 8, 2008 unless otherwise stated.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to shareholders of the Corporation have been approved by the Board of Directors.

DATED this 8th day of August, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

Nigel R.G. Brunette
Chairman

SCHEDULE A

FIRST URANIUM CORPORATION

CHARTER OF THE BOARD OF DIRECTORS

1. **Purpose**

Subject to the articles and by-laws of First Uranium Corporation (the "**Company**") and applicable laws, the principal role of the board of directors of the Company (the "**Board**") is stewardship of the Company with the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The Board must assess and ensure that systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets.

2. **Composition**

The Board shall be elected annually by the Company's shareholders. While the election of directors is ultimately determined by the shareholders, it is the policy of the Board that a majority of the directors be independent of management and unrelated to the Company (as determined under applicable stock exchange rules and securities laws). Before each annual general meeting of the Company's shareholders, the Board shall recommend nominees to the shareholders for election as directors for the ensuing year.

3. **Chair and Lead Independent Director**

The Chair of the Board and the Lead Independent Director shall be selected by the other directors of the Board immediately following the annual general meeting of the Company's shareholders.

4. **Meetings**

The Board shall meet at least six times a year, including at least once every quarter, and more frequently as the Chair and the Lead Independent Director may determine or as required to comply with applicable corporate and securities laws and stock exchange rules.

Notice of meetings shall be given to each member not less than 48 hours before the time of the meeting, provided that meetings of the Board may be held without formal notice if all of the members of the Board are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting. Notice of meeting may be given verbally or delivered personally, given by mail, facsimile or other electronic means of communication and need not be accompanied by an agenda or any other material. The notice shall however specify the purpose or purposes for which the meeting is being held.

Decisions or recommendations of the Board shall be evidenced by resolutions passed at meetings of the Board and recorded in the minutes of such meetings or by an instrument in writing signed by all directors of the Board. A copy of the draft minutes of each meeting of the Board and any written resolutions evidencing decisions or recommendations of the Board shall be transmitted promptly by the Secretary to each director for adoption at the next meeting.

The Corporate Secretary shall attend all meetings of the Board and shareholders of the Company and shall prepare and maintain minutes and records of all such meetings.

5. **Roles and Responsibilities**

Subject to the articles and by-laws of the Company and applicable laws, the Board's primary responsibilities are as follows:

- supervision and management of the Company's business and affairs;
- to adopt a strategic planning process and to approve, on at least an annual basis, a strategic plan that takes into account, among other things, the opportunities and risks of the Company's business;
- to approve the Company's corporate strategies and goals;
- to satisfy itself as to the integrity of the senior officers of the Company and that such officers create a culture of integrity throughout the Company;
- to manage the Company's succession management plan. The Board must also ensure that processes are in place to enable it to monitor and measure management's, and in particular, the Chief Executive Officer's, performance in achieving the Company's stated objectives. These processes should include appropriate training and development;
- to establish policies appropriate for the business of the Company;
- to have an understanding of the principal risks associated with the Company's businesses, and to ensure that appropriate systems are in place which effectively monitor and manage those risks;
- to ensure that the necessary internal controls are in place that effectively monitor the Company's operations and ensure compliance with applicable laws, regulations and policies;
- to ensure that the Company has a communications policy in place which ensures that the Company effectively communicates with and receives feedback from the Company's shareholders. The Board must also ensure that the Company has appropriate processes in place to effectively communicate with employees, government authorities, other stakeholders and the public;
- to establish procedures for identifying, recruiting and appointing new directors of the Company; and
- to develop the Company's approach to corporate governance.

The Board shall appoint the Chief Executive Officer of the Company and establish the duties and responsibilities of such officer. On the recommendation of the Chief Executive Officer, the Board shall, from time to time, appoint officers of the Company and approve the management structure of the Company.

The management of the business and affairs of the Company is delegated by the Board to the Chief Executive Officer. The Board will give direction and guidance through the Chief Executive Officer to management, assign responsibility to management for achievement of the corporate direction and goals, define executive limitations, and monitor performance against those objectives and executive limitations. The Chief Executive Officer will keep management informed of the Board's evaluation of the officers in achieving and complying with established goals and policies.

The Board shall delegate certain responsibility and/or tasks to certain Committees of the Board. Immediately following each annual general meeting of the Company's shareholders, the Board shall appoint the members of the Company's Audit Committee, Human Resources and Compensation Committee, Corporate Governance and Nominating Committee and the Environmental, Health and Safety Committee. The Board, and the respective Committee thereof, shall also approve the mandate, duties and responsibilities of each Committee of the Board from time to time.

In addition to the various responsibilities discussed above, the following list is non-exhaustive but typifies the specific responsibilities of the Board and the matters generally to be considered by the Board:

- review and recommend to the Company's shareholders changes to the Company's capital structure;
- delegate to the Chief Executive Officer the authority to manage and supervise the business of the Company, including making of all decisions regarding the Company's operations that are not specifically reserved to the Board under the terms of that delegation of authority;
- approve, monitor and provide guidance on the strategic planning process of the Company. The Chief Executive Officer and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of long term goals for the Company, which are to be reviewed and approved not less than annually by the Board and the Board will provide guidance to the Chief Executive Officer and management team on the Company's ongoing strategic plan. The Board will establish annual performance objectives against which to measure corporate, executive and individual (director) performance;
- take reasonable steps to ensure the Company has management of the highest caliber. The Board will assess, on an ongoing basis, the Chief Executive Officer's performance against criteria and objectives established by the board from time to time. The Board will also use reasonable steps to ensure that the Chief Executive Officer has in place adequate programs to recruit, retain, develop and assess the performance of management;
- keep in place adequate and effective succession plans for the Chief Executive Officer and management and review these on an annual basis;
- identify the principal risks of the Company's business and use reasonable steps to ensure the implementation of appropriate systems to manage these risks; attempt to achieve a proper balance between the risk incurred and the potential return to shareholders;
- approve the Company's long term strategy and the annual capital expenditure plan and budget of the Company;
- approve banking, borrowing, financing and investment policies and plans;
- approve the Company's financial statements and MD&A as well as any press releases, reports or other disclosure documents that contain financial information, on the recommendation of the Company's Audit Committee, in addition to any other material disclosure documents;
- approve the holding, location and date of meetings of shareholders;
- determine the number of directors and recommend nominees for election by the shareholders of the Company;
- as applicable, approve the establishment and/or amendments to employee, director and officer compensation plans;
- approve the acquisition or disposition of certain corporate assets;
- appoint the Company's transfer agent and registrar;
- require that the Board be kept informed of the Company's activities and performance and take appropriate action to correct inadequate performance;
- develop the Company's communications policy;
- develop the Company's code of business conduct and ethics (as per National Policy 58-201); and
- serve and safeguard the best interests of the Company.

FIRST URANIUM CORPORATION

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual Meeting to be held on September 10, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. [illegible]ecurities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 4:00 pm, Eastern Time, on September 8, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voti[illegible]ail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

Appointment of Proxyholder

The undersigned shareholder(s) of First Uranium Corporation hereby appoint(s) Mr. Nigel R.G. Brunette, the Chairman of the Board of Directors of the Corporation, or failing him Mr. Gordon T. Miller, President and Chief Executive Officer,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of the Shareholders of the Corporation ("the Meeting") to be held on September 10, 2008 and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Nigel R.G. Brunette	☐	☐	02. Patrick C. Evans	☐	☐	03. James P.W. Fisher	☐	☐
04. Robert M. Franklin	☐	☐	05. John W.W. Hick	☐	☐	06. Wayne S. Hill	☐	☐
07. Gordon T. Miller	☐	☐	08. Graham P. Wanblad	☐	☐			

	For	Withhold
2. Appointment of Auditors Re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation and authorizing the directors to fix their remuneration	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

FIRST URANIUM CORPORATION

REPORT ON VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of voting on the matters submitted to the annual meeting (the "Meeting") of the shareholders (the "Shareholders") of First Uranium Corporation (the "Corporation") held on September 10, 2008. At the Meeting, Shareholders were asked to consider certain annual general meeting matters.

The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

By a vote by way of show of hands, the number of directors was fixed at eight and the following directors were elected to hold office for a term to expire immediately following the next annual meeting of Shareholders:

Nigel R.G. Brunette
Patrick C. Evans
James P.W. Fisher
Robert M. Franklin
John W.W. Hick
Wayne S. Hill
Gordon T. Miller
Graham P. Wanblad

Item 2: Appointment of Auditors

By a vote by way of show of hands, PricewaterhouseCoopers LLP, Chartered Accountants were re-appointed auditors of the Corporation to hold office until the close of the next annual meeting of the Shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors.

Dated this 12th day of September, 2008.

FIRST URANIUM CORPORATION

"Mary D. Batoff" (signed)

Mary D. Batoff
Vice President, Legal & Secretary

FIRST URANIUM CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
SEPTEMBER 10, 2007

Notice is hereby given that the annual and special meeting of shareholders (the "Meeting") of First Uranium Corporation (the "Corporation") will be held at The National Club, 303 Bay Street, Toronto, Ontario, Canada on September 10, 2007, at 4:00 p.m. (local time) for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the year ended March 31, 2007 (the "Annual Financial Statements") and the report of the auditors thereon;

2. to elect directors of the Corporation for the ensuing year;

3. to consider and, if thought fit, approve the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors for the Corporation, and to authorize the directors of the Corporation to fix their remuneration;

4. to consider and, if thought fit, approve an ordinary resolution to ratify, confirm and approve the Corporation's Stock Option Plan; and

5. to transact such further or other business as may properly come before the Meeting or any adjournments or postponements thereof.

A copy of the Annual Financial Statements to be submitted to the Meeting, together with the Management Information Circular and form of Proxy with respect to the matters to be dealt with at the Meeting, are included herewith.

By resolution of the Board of Directors of the Corporation, shareholders of record at the close of business on August 8, 2007, will be entitled to notice and to vote at the Meeting in person or by proxy.

DATED the 10th day of August, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

Nigel R.G. Brunette
Chairman

Note: Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy. All forms of proxy must be deposited with Computershare Investor Services Inc. or Computershare Investor Services 2004 (Pty) no later than 5:00 p.m. (Toronto time) on September 7, 2007 or with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof, or in any manner permitted by law.

Computershare

Investor Services

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

Revised

SEDAR PROFILE # 24503

DATE July 17, 2007

To: All Canadian Securities Regulatory Authorities

Subject: FIRST URANIUM CORPORATION

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type :	**Annual and Special Meeting**
2.	Security Description of Voting Issue :	Common
3.	CUSIP Number :	33744R102
	ISIN :	CA33744R1029
4.	Record Date for Notice of Meeting :	August 8, 2007
	Record Date for Voting :	August 8, 2007
5.	Meeting Date :	September 10, 2007
6.	Meeting Location :	Toronto, ON

Sincerely,

Computershare Investor Services Inc.

Agent for **FIRST URANIUM CORPORATION**

FIRST URANIUM CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
SEPTEMBER 10, 2007

Notice is hereby given that the annual and special meeting of shareholders (the "Meeting") of First Uranium Corporation (the "Corporation") will be held at The National Club, 303 Bay Street, Toronto, Ontario, Canada on September 10, 2007, at 4:00 p.m. (local time) for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the year ended March 31, 2007 (the "Annual Financial Statements") and the report of the auditors thereon;

2. to elect directors of the Corporation for the ensuing year;

3. to consider and, if thought fit, approve the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors for the Corporation, and to authorize the directors of the Corporation to fix their remuneration;

4. to consider and, if thought fit, approve an ordinary resolution to ratify, confirm and approve the Corporation's Stock Option Plan; and

5. to transact such further or other business as may properly come before the Meeting or any adjournments or postponements thereof.

A copy of the Annual Financial Statements to be submitted to the Meeting, together with the Management Information Circular and form of Proxy with respect to the matters to be dealt with at the Meeting, are included herewith.

By resolution of the Board of Directors of the Corporation, shareholders of record at the close of business on August 8, 2007, will be entitled to notice and to vote at the Meeting in person or by proxy.

DATED the 10th day of August, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

Nigel R.G. Brunette
Chairman

Note: Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy. All forms of proxy must be deposited with Computershare Investor Services Inc. or Computershare Investor Services 2004 (Pty) no later than 5:00 p.m. (Toronto time) on September 7, 2007 or with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof, or in any manner permitted by law.

FIRST URANIUM CORPORATION

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of First Uranium Corporation ("First Uranium" or the "Corporation") to be used at the Annual and Special Meeting (the "Meeting") of the Corporation to be held at the time, place and for the purposes indicated in the enclosed Notice of Annual and Special Meeting (the "Notice") and any adjournment or postponement thereof. This solicitation of proxies will be done primarily by mail but proxies may also be solicited personally, by facsimile or by telephone by officers, directors or regular employees of the Corporation for which no additional compensation will be paid. The cost of the solicitation will be borne by the Corporation.

Shareholders unable to attend the Meeting in person are requested to complete the enclosed proxy form and to forward it to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or Computershare Investor Services 2004 (Pty), Proxy Department, 70 Marshall Street, Johannesburg, 2000 (P.O. Box 61051, Marshalltown, South Africa, 2107). If the shareholder is a corporation, an officer's signature on the said proxy form must be duly authorized in writing.

APPOINTMENT OF PROXY

The persons named in the enclosed proxy form are directors and/or officers of the Corporation and are the proxyholders nominated by the board of directors of the Corporation (the "Board"). A shareholder has the right to appoint a person to attend and act on his or her behalf at the Meeting other than the persons named in the enclosed proxy. To exercise this right, a shareholder must strike out the names of the nominees of management named in the instrument of proxy the shareholder is signing and insert the name of his or her nominee in the blank space provided on the proxy. A person appointed as proxyholder need not be a shareholder of the Corporation.

REVOCATION OF PROXY

A shareholder executing the enclosed form of proxy has the right to revoke the proxy by instrument in writing, including another completed form of proxy, executed by the shareholder or his or her agent duly authorized in writing or, if the shareholder is a corporation, by an officer thereof duly authorized in writing, and deposited at the executive office of the Corporation in Toronto or with Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or Computershare Investor Services 2004 (Pty), Proxy Department, 70 Marshall Street, Johannesburg, 2000 (P.O. Box 61051, Marshalltown, South Africa, 2107) no later than September 7, 2007 or with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof or in any other manner permitted by law.

USE OF DISCRETIONARY POWER CONFERRED BY PROXY

The common shares (the "Common Shares") of the Corporation represented by the enclosed proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. **In the absence of such direction, such Common Shares will be voted FOR the resolutions referred to in the form of proxy.**

If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment or postponement thereof, or if any other matters properly come before the Meeting or any adjournment or postponement thereof, the enclosed proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING OF SHARES

A holder of Common Shares may own such shares in one or both of the following ways. If a shareholder is in possession of a physical share certificate, such shareholder is a "registered" shareholder and his or her name and address are maintained by the Corporation through its transfer agent, Computershare Investor Services Inc. If a shareholder owns shares through a bank, broker or other nominee, such shareholder is a "beneficial" shareholder and he or she will not have a physical share certificate. Such shareholder will have an account statement from his or her bank or broker as evidence of his or her share ownership.

A registered shareholder may vote a proxy in his or her own name in accordance with the instructions appearing on the enclosed form of proxy and/or a registered shareholder may attend the Meeting and vote in person. Because a registered shareholder is known to the Corporation and its transfer agent, his or her account can be confirmed and his or her vote recorded or changed if such registered shareholder has previously voted. This procedure prevents a shareholder from voting his or her shares more than once. Only the registered shareholder's latest dated proxy will be valid.

Most shareholders are "beneficial owners", who are not registered shareholders. Their Common Shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as The Canadian Depository for Securities Limited). Intermediaries have obligations to forward meeting materials to non-registered holders, unless otherwise instructed by the holder (and are required to do so in some cases despite such instructions).

Only registered shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Non-registered holders should follow the directions of intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, or (b) a proxy form, executed by the intermediary and restricted to the number of shares owned by the non-registered holder, but otherwise uncompleted. These are procedures to permit the non-registered holders to direct the voting of the Common Shares which they beneficially own.

If non-registered holders wish to attend and vote in person at the Meeting, they must insert their own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form, provided by the intermediary and carefully follow the intermediary's instructions for return of the executed form or other method of response.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

At the date hereof, no director or officer of the Corporation, or an associate or affiliate thereof or, to the knowledge of the Corporation, any holder of over 10% of the voting securities of the Corporation or any associate or affiliate thereof, has any material interest by way of beneficial ownership of securities or otherwise, in any matter to be acted upon, other than the approval of the Stock Option Plan (Item 4 of the Notice).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The holders of Common Shares whose names appear on the list of shareholders prepared as of the close of business, Toronto time, on August 8, 2007 (the "Record Date") will be entitled to vote at the Meeting and any adjournment or postponement thereof if present or represented by proxy thereat. The list of shareholders will be available for inspection during usual business hours at the offices of the Corporation in Toronto, Ontario.

At the close of business on August 8, 2007, there were 124,818,122 Common Shares outstanding. Each Common Share entitles its duly registered holder to one vote.

As at August 8, 2007, Simmer and Jack Mines, Limited ("Simmer & Jack") holds 81,722,653 Common Shares or approximately 65.5 percent of the Common Shares outstanding. To the knowledge of the directors and officers of the Corporation, no other person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10 percent of the voting rights attached to the voting securities of the Corporation.

Messrs. Nigel R.G. Brunette and Gordon T. Miller, each a director, and the Chairman and the President and Chief Executive Officer of the Corporation, respectively, are also directors, and the Chairman and Chief Executive Officer of Simmer & Jack, respectively.

BUSINESS OF THE MEETING

Presentation of Financial Statements (Item No. 1 of the Notice)

The audited consolidated financial statements of the Corporation for the financial years ended March 31, 2007 and 2006 (the "Financial Statements") and the auditors' report thereon will be placed before the Meeting.

Election of Directors (Item No. 2 of the Notice)

The business of the Corporation is managed by a board of directors (the "Directors") composed of a minimum of three (3) pursuant to and in accordance with the Corporation's articles. The number of Directors may be fixed from time to time by ordinary resolution of shareholders, subject to increase pursuant to the terms of the Articles of the Corporation. At the Meeting, shareholders will be asked to elect seven (7) Directors for the current year. The seven nominees proposed for election as Directors are listed on page 5. All seven nominees are currently Directors.

It is not anticipated that any of the nominees will be unable to serve as Directors, but if that should occur for any reason prior to the Meeting, or any adjournment or postponement thereof, the persons named in the enclosed form of proxy shall be entitled to vote for any other nominee(s) in their discretion.

The term of office of each Director elected at the Meeting will end at the date of the next annual meeting following his election unless he resigns or his office becomes vacant through death or any other reason in accordance with the Articles of the Corporation. A complete list of nominees for election as Directors of the Corporation and their biographies follows in the section "Nominees for Election to the Board of Directors." Directors' record of attendance at Board and Committee meetings is set forth in the section "Board of Directors Meetings Held and Attendance of Directors."

If you complete and return the attached form of proxy, your representatives at the Meeting, or any adjournment or postponement thereof, will vote your Common Shares FOR the election of each of the nominees set out herein unless you specifically direct that your vote be withheld.

It is intended that the Common Shares represented by proxies solicited hereby, unless otherwise indicated, will be voted FOR the election of each individual nominated by the Board and management as directors of the Corporation.

Appointment of Auditors (Item No. 3 of the Notice)

The Board and management propose that the firm of PricewaterhouseCoopers LLP, Chartered Accountants ("PWC") be re-appointed as the auditors of the Corporation to hold office until the next annual meeting of shareholders and that the Board be authorized to fix the auditors' remuneration. PWC were first appointed as auditors of the Corporation in December 2006.

One or more representatives of PWC will be present at the Meeting and will be available to respond to appropriate questions.

The aggregate fees billed by PWC for the fiscal year ended March 31, 2007: (i) for professional services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements for that year were Cdn$115,800; (ii) for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Corporation's financial statements engagements for that year were Cdn$208,600 and (iii) for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$311,100. Tax services provided included advice in connection with structuring of transactions and review of tax provisions.

It is intended that the Common Shares represented by proxies solicited hereby, unless otherwise indicated, will be voted FOR the appointment of PWC as auditors of the Corporation until the next annual meeting of shareholders and to authorize the Directors to fix their remuneration. The appointment of PWC as the Corporation's auditors must be approved by at least a majority of the votes cast at the Meeting by shareholders who vote in respect of the appointment of the auditors (present in person or represented by proxy).

Approval of the Corporation's Stock Option Plan (Item No. 4 of the Notice)

The Corporation's Stock Option Plan became effective on December 11, 2006 subject to shareholder approval at the next annual meeting of shareholders of the Corporation. The Stock Option Plan was approved by the then existing shareholders of the Corporation on December 19, 2006. The Corporation is seeking the approval of the Stock Option Plan by its current shareholders at the Meeting. The Stock Option Plan is described under "Incentive Plans – Stock Option Plan". Shareholders will be asked to consider, and if deemed advisable, approve with or without variation a resolution approving the adoption of the Stock Option Plan as described under "Special Business". **It is intended that the Common Shares represented by proxies solicited hereby, unless otherwise indicated, will be voted FOR the resolution approving the Stock Option Plan.** The Stock Option Plan must be approved by a majority of the votes cast at the Meeting.

Other Matters (Item No. 5 of the Notice)

At the time of printing this Circular, management of the Corporation knows of no other matter to come before the Meeting other than the matters referred to in the Notice. **If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment or postponement thereof, or if any other matters properly come before the Meeting or any adjournment or postponement thereof, the enclosed proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder.**

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Management has been informed that each of such nominees would be willing to serve as a director, if elected. However, in the event that any such nominee is unable or unwilling to serve as a director because of death or any other unexpected occurrence, proxies will be voted in favour of the remaining nominees and for such other substitute nominee as the Board may designate.

It is intended that the Common Shares represented by proxies solicited hereby, unless otherwise indicated, will be voted FOR the election of the individuals nominated by the Board and management as Directors of the Corporation.

The following table sets forth the name and municipality of residence of each nominee, his position held with the Corporation, his principal occupation, the date upon which he became a Director of the Corporation and the number of Common Shares beneficially owned, directly or indirectly, or over which control or discretion is exercised by him as of August 8, 2007:

Name, Municipality of Residence and Position Held With the Corporation	Principal Occupation	Director Since	Number of Shares Beneficially Owned Directly or Indirectly or Controlled
Nigel R.G. Brunette[1] Chairman Adelaide, South Africa	Self-employed Businessman	December 2006	-
Patrick C. Evans[1,2,3] Director Scottsdale, Arizona, USA	President and Chief Executive Officer of Mountain Province Diamonds Inc.	December 2006	36,000
James P.W. Fisher Director, Executive Vice President and Chief Operating Officer Johannesburg, South Africa	Executive Vice President and Chief Operating Officer of the Corporation	December 2006	-
Robert M. Franklin[2,3,4] Lead Independent Director Toronto, Ontario	President and Chief Executive Officer of Signalta Capital Corporation	December 2006	38,000
John W.W. Hick[2,3,4] Director Toronto, Ontario	Independent Consultant and Corporate Director	December 2006	7,000
Wayne S. Hill[4] Director Toronto, Ontario	Executive Vice President of Toromont Industries Ltd.	May 2007	-
Gordon T. Miller[1] Director, President & Chief Executive Officer Johannesburg, South Africa	President and Chief Executive Officer of the Corporation and Chief Executive Officer of Simmer & Jack	December 2006	157,238

[1] Member of the Environmental, Health and Safety Committee.
[2] Member of the Human Resources and Compensation Committee.
[3] Member of the Corporate Governance and Nominating Committee.
[4] Member of the Audit Committee

The information with respect to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of First Uranium, has been furnished by the respective directors individually.

Nigel R. G. Brunette has served as an independent director of Simmer & Jack since October 2005 and as the non-executive Chairman since January 2006. Mr. Brunette held various positions with Rand Merchant Bank from 1983 to 1997, including General Manager, Corporate Finance. Mr. Brunette also currently serves on the board of directors of East Cape Agricultural Cooperative Ltd. Mr. Brunette has been self-employed since 1997, farming sheep and cattle in the Eastern Cape region of South Africa. Mr. Brunette has law degrees from the University of Zimbabwe and Cambridge University (United Kingdom) and a higher diploma in company law from the University of Witwatersrand (South Africa).

Patrick C. Evans has served as the President, Chief Executive Officer and a director of Mountain Province Diamonds Inc., a company listed on the Toronto and American stock exchanges, since November 2005. From September 2005 to May 2006, Mr. Evans served as the President, Chief Executive Officer and a director of Weda Bay Minerals Inc., a TSX listed nickel exploration and development company, until its acquisition by Eramet S.A. Mr. Evans served as the President and Chief Executive Officer and a director of SouthernEra Diamonds Inc. from March 2001 to August 2005 and as President and Chief Executive Officer and a director of Southern Platinum Corp. from August 2004 to May 2005. He also previously served as the Chief Executive Officer of Messina Limited, a company listed on the JSE. Prior to that Mr. Evans held various senior executive positions with Placer Dome Inc. from January 1999 to March 2001 and served as a Member of the Executive Committee of the South African Chamber of Mines. Mr. Evans holds a BA and BSc from the University of Cape Town (South Africa).

James P. W. Fisher serves as the Corporation's Executive Vice President and Chief Operating Officer. Mr. Fisher has 28 years' experience in the Southern African mining industry, including nine years on the Zambian copper belt and the rest in South Africa. Since February 2006 Mr. Fisher held various senior positions within the Simmer & Jack group, including serving as Chief Executive Officer of First Uranium (Proprietary) Limited, a subsidiary of the Corporation. From September 2001 to February 2006, Mr. Fisher provided consulting services on a number of mining and other projects, including metallurgical consulting services to Simmer & Jack. From April 1999 to September 2001, Mr. Fisher served as the Business Manager for the South Deep joint venture between Placer Dome South Africa (Proprietary) Limited and Western Areas Limited where his duties encompassed strategy and organizational development, corporate and public relations as well as the definition of and implementation of the information technology and remuneration strategy. Mr. Fisher ran the Cooke uranium plant from 1987 to 1989 as well as the Western Areas North Shaft (now the Ezulwini Mine) from 1991 to 1994. Mr. Fisher is a Chartered Engineer, a fellow of The Institute of Materials, Minerals and Mining, a member of the South African Institute of Mining and Metallurgy, and a member and past President of the Mine Metallurgical Managers Association of South Africa.

Robert M. Franklin serves as the Lead Independent Director of the Board. Mr. Franklin brings more than 35 years of executive and director experience. Mr. Franklin served as a director of Placer Dome Inc. since 1987 and as the non-executive Chairman of the board of directors of Placer Dome Inc. from 1993 until the acquisition of Placer Dome Inc. by Barrick Gold Corporation in 2006. Mr. Franklin is currently the President of Signalta Capital Corporation, a private investment company. He also serves as a director of a number of public companies including, Barrick Gold Corporation, Canadian Tire Corporation Limited, Resolve Business Outsourcing Income Fund and Toromont Industries Ltd. Mr. Franklin was the Chairman of Clublink Corporation from 1994 to 2003.

John W.W. Hick serves as President of John W.W. Hick Consultants Inc. He has been actively involved in the mining business for 26 years, serving variously as an officer and/or director of numerous companies. From December 1, 2004 to January 1, 2006, Mr. Hick served as Chief Executive Officer of Rio Narcea Gold Mines Ltd., of which he was a director from 1997 to June 2006. Mr. Hick also currently serves as Chairman and a director of Silver Eagle Mines Inc. In addition, Mr. Hick serves as a director of Carpathian Gold Inc., Hudson Resources Inc., Revett Minerals Inc. and Western Keltic Mines Inc. Prior to the acquisition of Defiance Mining Corp. by Rio Narcea in 2004, Mr. Hick was the President and Chief Executive officer of Defiance and its predecessor company, Geomaque Explorations Ltd. Mr. Hick has held various senior positions with other mining companies including President and later Vice Chairman of TVX Gold Inc. between 1993 and 1997, Senior Vice President, Corporate of Placer Dome Inc. between 1987 and 1990 and Vice President and General Counsel of the Dome Mines Group of Companies between 1981 and 1987. Mr. Hick holds a BA from the University of Toronto, an LLB from the University of Ottawa and was called to the Bar of Ontario in 1978.

Wayne S. Hill has served as Executive Vice President of Toromont Industries Ltd., a company listed on the Toronto Stock Exchange, since 2005. Prior to that, Mr. Hill served as Chief Financial Officer of Toromont from 1985 to 2005. Mr. Hill has also served as a director of Toromont since 1988. Mr. Hill served as a director of Enerflex Systems Ltd., a gas compression packager listed on the TSX, from 1993 to 1998 and served in senior roles with other Canadian public companies, including a communications and publishing company (1983 to 1985) and an international heavy equipment and engine manufacturer (1979 to 1983). Mr. Hill received a Bachelor of Commerce (Honours) from Queen's University. He is also a Chartered Accountant and was employed in public accounting with a major accounting firm from 1969 to 1979.

Gordon T. Miller serves as the Corporation's President and Chief Executive Officer. Mr. Miller has 24 years' experience in the gold mining industry and has served as the Chief Executive Officer and director of Simmer & Jack since November 2004. Mr. Miller served in various positions with the Placer Dome group from 2000 to 2003, including from November 2002 to August 2003 as Vice President and Chief Operating Officer of Kalgoorlie (a subsidiary of Placer Dome Inc.) where he led the integration of four separate mining and exploration businesses. In addition, from February 2001 to November 2002 Mr. Miller served as Vice President of Business Development for Placer Dome Inc. where he was responsible for the development of and execution of the Platinum Group Metals' worldwide growth strategy. Mr. Miller was the Chief Operating Officer of Western Areas Limited from January 1999 to February 2000. During this time he also acted as Chairman of JCI Services (Proprietary) Limited. From November 2003 to May 2005 Mr. Miller served as a director of Western Areas Limited, Randgold & Exploration Company Limited and Stilfontein Gold Mining Company Limited. Mr. Miller has a national higher diploma in metalliferous mining and is a registered professional mining engineer. He is also a member of the South African Institute of Mining and Metallurgy. Mr. Miller also holds mine overseers and mine managers certificates of competency granted by the South African Department of Mineral and Energy Affairs.

Additional Disclosure Relating to Directors

Other than as disclosed below, no person nominated for election as a Director:

a) is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity,

   (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

   (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

   (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

b) has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

c) has been subject to any other penalties or sanctions imposed by a court, or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director.

Gordon Miller previously served as a director of a South African company, Stilfontein Gold Mining Company Limited ("SGM"). While serving as a director of SGM, SGM was ordered by the High Court of South Africa to comply with a directive from the South African Department of Water Affairs and Forestry to pay for a proportion of the cost of the pumping operation in respect of neighbouring mines that were in liquidation. When SGM did not make any such payments, due to it having limited resources, the Court found SGM and its directors (including Mr. Miller), to be in contempt and ordered them to pay a fine of ZAR15,000 (by which time Mr. Miller and the other directors had resigned). The Court has granted the directors leave to appeal the judgment of the Court. The appeal has been set for August 23, 2007.

On April 3, 2007, Patrick Evans, a director of Eurasia Gold Inc. ("Eurasia") up until March 26, 2007, along with the remaining directors, officers and insiders of Eurasia (collectively, the "Management") were subject to a cease trade order issued by the Ontario Securities Commission ("OSC"), which required all trading in and all acquisitions of securities of Eurasia by Management cease for a period of 15 days. The cease trade order was made because Eurasia failed to file its audited financial statements for the year ended December 31, 2006, management's discussion and analysis relating to the audited annual financial statements for the year ended December 31, 2006, and annual information form for the year ended December 31, 2006 (collectively, the "Year-End Financial Documents"). At a hearing held before the OSC on April 16, 2007, it was further ordered that all trading in and acquisitions of securities of Eurasia by any of the Management cease until Year-End Financial Documents were filed with the OSC. The cease trade order expired on April 25, 2007 when the Year-End Financial Documents were filed pursuant to Ontario securities legislation. Prior to the issuance of the cease trade order, Patrick Evans had resigned as a director of Eurasia and is no longer involved with Eurasia in any capacity as at March 26, 2007.

DIRECTORS' COMPENSATION

Meetings Held and Attendance of Directors

Director	Board Meetings Attended	Committee Meetings Attended			
		Audit	Human Resources & Compensation	Corporate Governance & Nominating	Environmental, Health & Safety
Nigel Brunette	3 of 4	N/A	N/A	N/A	-
Patrick Evans	4 of 4	N/A	2 of 2	-	-
James Fisher	4 of 4	N/A	N/A	N/A	N/A
George Faught	4 of 4	2 of 2	N/A	N/A	N/A
Robert Franklin	4 of 4	2 of 2	2 of 2	-	N/A
John Hick	4 of 4	2 of 2	2 of 2	-	N/A
Gordon Miller	4 of 4	N/A	N/A	N/A	-

Due to the short period between the date the Corporation became a reporting issuer in December 2006 and the end of the fiscal year on March 31, 2007 ("Fiscal 2007") there were no formal meetings of the Corporate Governance and Nominating Committee in Fiscal 2007. Following year-end there were four meetings of the Corporate Governance and Nominating Committee, each attended by all of the Committee members. The Environmental, Health and Safety Committee was constituted in February 2007 and the mandate formalized in March 2007.

Mr. Hill joined the Board on May 29, 2007 and was appointed a member of the Audit Committee.

Compensation of Directors

The non-executive directors receive remuneration for attendance at Board meetings and Committee meetings and the travel time required to attend such meetings. Directors who are executive officers of the Corporation or its subsidiaries do not receive Directors' fees. Directors are reimbursed for all related travel and out-of-pocket expenses. For Fiscal 2007, the Corporation paid the non-executive Directors an aggregate of Cdn$155,250 for annual retainers and attendance at meetings of the Board and Committees since the Corporation became a reporting issuer in December 2006. The Directors were remunerated by the Corporation in their capacity as Directors as noted below:

- Non-executive Director retainer is Cdn$20,000 per annum;
- For acting as a Chairman of a Committee there is an additional retainer of Cdn$5,000 per annum;
- In lieu of the foregoing the Chairman receives a retainer of Cdn$100,000 per annum and the Lead Independent Director receives a retainer of Cdn$75,000 per annum;
- Retainers were pro rated for the partial year served;
- Board and Committee meeting fee of Cdn$1,500 per meeting attended; and
- Travel fee of Cdn$1,500 per day traveled to and from meeting.

The Board considers, from time to time, the granting of stock options to the non-executive Directors and to newly appointed Directors. See also "Incentive Plans – Stock Option Plan".

COMPOSITION OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

The Human Resources and Compensation Committee (the "HRC Committee") has three members, Messrs. John W.W. Hick, Patrick C. Evans and Robert M. Franklin, each of whom is independent pursuant to National Instrument 58-101 - *Disclosure of Corporate Governance Practices* ("NI 58-101"). The HRC Committee was constituted and the members were appointed on December 20, 2006. None of the members is currently, or was during the financial year ended March 31, 2007, an officer or employee of the Corporation. No member of the HRC Committee is, or during the financial year ended March 31, 2007, indebted to the Corporation or any of its subsidiaries, or to

any other entity where such debt is supported by a guarantee, support agreement, letter of credit or other similar arrangement or understanding, provided by the Corporation of its subsidiaries. No member of the HRC Committee has, or had during the financial year ended March 31, 2007, any material interest in any transaction that has materially affected or would materially affect the Corporation.

REPORT ON EXECUTIVE COMPENSATION

Mandate of the Human Resources and Compensation Committee

The HRC Committee was established by the Board to assist it in fulfilling its responsibilities relating to human resources and compensation issues and to establish a plan of continuity for executive officers and other members of senior management ("Executive Management"). The HRC Committee ensures that the Corporation has an executive compensation plan that is both motivational and competitive so that it will attract, retain and inspire the performance of the Executive Management of a quality and nature that will allow for and enhance the sustainable development, growth and ultimate profitability of the Corporation. As part of its mandate, the HRC Committee assists the Board in fulfilling the following responsibilities:

- To review and make recommendations to the Board with respect to salary and incentive compensation, including bonuses and stock option awards and other benefits, direct or indirect, and any employment agreements and/or change of control packages for Executive Management, as well as compensation for the Directors;
- To make recommendations to the Board with respect to the general salary guidelines for the Corporation;
- To administer the Corporation's compensation plans, including stock option plans, and outside Director compensation plans, as adopted by the Board from time to time;
- To review the Corporation's policies in respect of other benefits and perquisites;
- To ensure that the Corporation's compensation practice and philosophies are consistent with the objective of enhancing shareholder value and attracting and retaining qualified senior executives for the Corporation; and
- To oversee the administration of succession planning.

Salary Compensation

The Corporation's executive compensation policy includes the following objectives and considers the following factors in determining the compensation of each executive of the Corporation:

- Executive Management compensation should be related to the Corporation's performance both on an absolute and relative basis;
- Executive Management compensation should be related to the experience and contribution of the individual employee;
- Executive Management's interests should be aligned as closely as possible to the interests of the shareholders of the Corporation; and
- Executive Management compensation should be competitive with "peer" companies in the mining industry.

To ensure that the Corporation provides a competitive and appropriate executive compensation package, the HRC Committee formally or informally surveys the compensation packages of the other executives in the mining industry of like sized companies. It has the authority to engage outside consultants and advisors as it deems necessary. No outside advisors were engaged in the fiscal year ended March 31, 2007 ("Fiscal 2007").

Incentive Compensation

Members of Executive Management are eligible for cash bonuses and stock option awards.

Cash Bonus Plan

Bonuses are intended to reflect shorter term (usually annual) accomplishments while stock option awards are intended to provide an incentive to, and compensate Executive Management for, the attainment of longer term objectives related to the growth and performance of the Corporation, which are reflected in the share price and therefore closely related to the enhancement of shareholder value.

Cash bonuses were paid to executives and management in Fiscal 2007 in recognition of their contribution to the successful completion of the initial public offering of the Corporation.

Subsequent to the end of Fiscal 2007, the HRC Committee adopted a structured bonus plan (the "Cash Bonus Plan"), whereby, at the beginning of the fiscal year, each member of the Executive Management, on the recommendation of the HRC Committee and as approved by the Board, was provided a formula for the maximum potential bonus stated as a percentage of base salary, as well as individual criteria and weighting of such criteria, which would be used in determining the bonus of the individual subsequent to the end of that fiscal year. The criteria and weighting may vary depending on the individual's specific role in the Corporation; the overall criteria will generally include a combination of goals related to the financial performance of the Corporation, the achievement of specific pre-agreed goals for that individual and an element of discretion by the HRC Committee and Board. For the year ended March 31, 2008, a set of standards has been developed in consultation with each member of Executive Management against which the HRC Committee can measure the individual's absolute and relative performance and the relative and absolute performance of the Corporation. In setting the amount, weighting of the components and defining the criteria of the Cash Bonus Plan, the input of an independent compensation consultant was considered. The HRC Committee has reviewed these performance measures and they have been reviewed and approved by the Board.

Options

Options to purchase Common Shares are a very common compensation tool in the mining industry and are a method of linking the compensation of the Executive Management and Directors with the performance of the Corporation and the enhancement of shareholder value through the appreciation of the share price. In determining the number of options to be granted consideration is given to a number of factors, including information as to option grants by other mining companies.

CEO Compensation

The HRC Committee met twice in Fiscal 2007 and has met twice since year-end to consider compensation matters in general, including the compensation of Mr. Gordon Miller, President and Chief Executive Officer of the Corporation. Considering the responsibilities of Mr. Miller during this development and growth stage of the Corporation, market data for CEOs of peer companies, the salary paid to Mr. Miller by Simmer & Jack and Mr. Miller's performance in Fiscal 2007 the HRC Committee recommended an annual base salary of approximately US$307,000

(Cdn$325,000) per annum for one-half of his working time as President and Chief Executive Officer of First Uranium. Mr. Miller is also Chief Executive Officer of Simmer & Jack and allots one-half of his time to Simmer & Jack.

Subsequent to year-end a written contract was entered into with Mr. Miller with an effective date of January 1, 2007. For a description of the material terms of the contract see "Termination of Employment, Change of Responsibilities and Employment Contracts."

The foregoing report has been provided by the Human Resources and Compensation Committee.

John W.W. Hick (Chairman)
Patrick C. Evans
Robert M. Franklin

EXECUTIVE COMPENSATION

The following table sets forth information concerning compensation earned during the fiscal years ended March 31, 2006 ("Fiscal 2006") and 2007 ("Fiscal 2007") by Gordon T. Miller, President and Chief Executive Officer and Gerhard J. Jacobs, former Chief Financial Officer, the "Named Executive Officers" of the Corporation, as that term is defined by applicable securities legislation, for Fiscal 2007.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Other Annual Compen -sation (US$)	Securities Under Options/ SAR Granted (#)	Restricted Shares or Restricted Share Units (US$)	LTIP Payouts (US$)	All Other Compen-sation (US$)
Gordon T. Miller President & CEO	F2007 F2006	74,315[1] Nil	25,352 Nil	Nil Nil	114,286 Nil	Nil Nil	Nil Nil	Nil Nil
Gerhard J. Jacobs Former CFO	F2007 F2006	Nil[2] Nil	Nil Nil	Nil Nil	57,143 Nil	Nil Nil	Nil Nil	Nil Nil

[1] The Corporation completed an initial public offering (the "Offering") on December 20, 2006 (the "Offering Date"). Compensation disclosed is not for a full year as Mr. Miller was appointed President and CEO of the Corporation on the Offering Date. Mr. Miller serves as senior officer of both the Corporation and Simmer & Jack and allots one-half of his working time to the affairs of the Corporation and one-half of his working time to the affairs of Simmer & Jack. Mr. Miller's base salary for the time allotted to the Corporation is US$307,000 (Cdn$325,000).

[2] Mr. Jacobs' services were provided pursuant to a shared services agreement between the Corporation and Simmer & Jack (see "Management Contract"). Mr. Jacobs agreed to act as Chief Financial Officer effective the Offering Date on an interim basis. Mr. Jacobs was replaced as Chief Financial Officer of the Corporation by Emma Oosthuizen effective April 1, 2007.

Stock Options Granted During Fiscal 2007

The following table sets forth the options to purchase securities of the Corporation granted during the Fiscal 2007 to the Named Executive Officers of the Corporation.

Name	Securities Under Options Granted (#)	% of Total Options Granted in the Fiscal Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/security)	Expiration Date
Gordon T. Miller President & CEO	114,286	9%	Cdn$7.00	Cdn$7.00	December 20, 2016
Gerhard J. Jacobs Former CFO	57,143	5%	Cdn$7.00	Cdn$7.00	December 20, 2016

Aggregate Option Exercises During Fiscal 2007 and Financial Year-End Option Values

The following table sets forth certain information regarding options to purchase Common Shares of the Corporation by the Named Executive Officers outstanding as at the end of Fiscal 2007 and exercised during Fiscal 2007.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn$)	Unexercised Options at March 31, 2007 (#)		Value of Unexercised in-the- money Options at Mar. 31, 2007 (Cdn$)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Gordon T. Miller President & CEO	Nil	Nil	38,095	76,191	150,475	300,954
Gerhard J. Jacobs Former CFO	Nil	Nil	19,047	38,096	75,236	150,479

[1] The price per common share at the close of business on the Toronto Stock Exchange on March 30, 2007 (the last trading day of Fiscal 2007) was Cdn$10.95.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Subsequent to year-end a written contract was entered into with Mr. Miller with an effective date of January 1, 2007. Under the terms of the employment contract Mr. Miller is paid a base salary of Cdn$325,000 per annum for one-half of his working time in respect of employment as President and Chief Executive Officer of the Corporation. Mr. Miller is also Chief Executive Officer of Simmer & Jack and allots one-half of his working time to Simmer & Jack.

Mr. Miller is entitled to participate in such incentive plans or cash bonus plans of the Corporation as the Board and/or the HRC Committee may implement from time to time, including the Cash Bonus Plan and Stock Option Plan. The contract also provides for vacation, benefits and perquisites as are customary for an executive with Mr. Miller's experience, position and responsibilities.

Mr. Miller's contract provides that the Corporation may terminate Mr. Miller's employment without cause, in which case he will receive a lump sum amount equal to 12 months, or in the case of termination without cause within 12 twelve months on a change of control, he will receive a lump sum equal to 24 months (in either case the "Notice Period") of his base salary payable as at the date of termination. Benefits will continue during the Notice Period. Mr. Miller is entitled to

terminate his employment within six months of a change of control, in which case, he will receive a lump sum amount equal to 24 months of his base salary. In the event of a termination by the Corporation without cause or termination by Mr. Miller within 6 months of a change of control, any unvested options previously granted to Mr. Miller shall vest immediately as of the termination date.

MANAGEMENT CONTRACT

The Corporation and Simmer & Jack entered into a shared services agreement (the "Shared Services Agreement") to permit the Corporation to obtain access to certain services to be provided by Simmer & Jack, including project management and technical services, cash management and investment services, accounting, treasury and financial services, corporate secretarial services and human resource and staffing services, including payroll and benefits administration, and such other services as may be required by the Corporation and which Simmer & Jack is able and willing to provide. The Corporation is required to reimburse Simmer & Jack for any costs incurred by it in connection with the provision of the services contemplated under the Shared Services Agreement. As a result of hiring eight senior executives, including Mr. Miller, President and Chief Executive Officer, Mr. Fisher, Executive Vice President and Chief Operating Officer and Ms. Emma Oosthuizen, Senior Vice President and Chief Financial Officer, and other staffing of the Corporation, certain of these services are no longer required to be provided by Simmer & Jack.

PERFORMANCE GRAPH

The following graph shows the monthly percentage change in the cumulative shareholder return on the Common Shares compared to the cumulative total return of the Standard & Poor/Toronto Stock Exchange Composite Index. The Corporation completed the Offering and listed on the Toronto Stock Exchange on December 20, 2006. The Offering price was Cdn$7.00 per share. The fixed investment as at December 29, 2006 (the last trading day in the month that the Corporation listed on the TSX) is Cdn$100 at a price per share of Cdn$8.12. The Corporation's share price at the close of business on March 30, 2007 (the last trading day of Fiscal 2007) was Cdn$10.95.


Three-month Cumulative Total Returns
from end of December 2006
160
140
120
100
80
60
40
20
0
Dec-06
Jan-07
Feb-07
Mar-07
FIU
S&P/TSX Composite

	Dec 31-06	Jan 31-07	Feb 28-07	Mar 31-07
Stock closing price @month end (Cdn$)	8.12	9.91	10.17	10.95
Corporate Total Return Base December 2006	100	122.0	125.2	134.9
Total Return Index S&P/TSX Composite ('000)	31,213	31,573	31,653	32,025
Total Return Base December 2006	100	101.2	101.4	102.6

INCENTIVE PLANS

Equity Compensation Plan Information (at March 31, 2007)

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders - Stock Option Plan	1,223,001	Cdn$7.30	10,945,603
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	1,223,001		10,945,603

The Corporation has a stock option plan (the "Stock Option Plan") which was approved by the then existing shareholders of the Corporation on December 19, 2006. The Corporation is seeking the approval of the Stock Option Plan by its current shareholders at the Meeting.

The Stock Option Plan was established in order to provide incentive compensation to directors, officers, employees and consultants of the Corporation and its subsidiaries as well as to assist the Corporation and its subsidiaries in attracting, motivating and retaining qualified directors, management personnel and consultants. The purpose of the Stock Option Plan is to provide additional incentive for participants' efforts to promote the growth and success of the business of the Corporation.

Stock Option Plan

Directors, officers, employees, or consultants of the Corporation or its affiliates (each an "Eligible Person") are eligible to be granted stock options under the Stock Option Plan.

The Stock Option Plan is administered by the HRC Committee, which will designate, from time to time, the recipients of grants and the terms and conditions of each grant, in each case in accordance with applicable securities laws and stock exchange requirements, subject to approval by the Board in respect of options in excess of 50,000 or options granted to Directors or officers of the Corporation. Stock options granted under the plan are non-transferable other than in accordance with the plan, and must be exercised no later than 10 years after the date of the grant or such shorter period as determined by the HRC Committee and approved by any applicable regulatory authority. All options will terminate on the earlier of the expiry of their term and the date of termination of an optionee's employment, engagement or position, if terminated for cause; otherwise, 90 days following termination.

Unless the HRC Committee determines otherwise, stock options issued by the Corporation are subject to a vesting schedule as follows: 1/3 upon grant; 1/3 upon the first anniversary of grant; and 1/3 upon the second anniversary of grant. The exercise price of an option shall not be less than the volume weighted average trading price of the Common Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the day the option is granted. The maximum number of Common Shares to be reserved for issuance to insiders of the Corporation upon the exercise of stock options granted under the plan may not exceed 10% of the number of outstanding Common Shares at any given time. The maximum number of Common Shares that may be granted to any individual within a twelve month period cannot exceed 5% of the number of outstanding Common

Shares. The number of Common Shares available for issuance upon the exercise of stock options granted under the plan will be equal to 10% of the number of issued and outstanding Common Shares at a given time.

The Stock Option Plan provides for amendments to the Stock Option Plan and options granted thereunder. Subject to the requisite shareholder and regulatory approvals under paragraphs (a) and (b) below, the Board may from time to time amend or revise the terms of the Stock Option Plan or may discontinue the Stock Option Plan at any time provided however that no such amendment or revision may, without the consent of the optionee, in any manner adversely affect his or her rights under any option theretofore granted under the Stock Option Plan.

(a) The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Stock Option Plan:

- (i) any amendment to the number of securities issuable under the Stock Option Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval;
- (ii) any change to the definition of the eligible participants which would have the potential of broadening or increasing insider participation;
- (iii) the addition of any form of financial assistance;
- (iv) any amendment to a financial assistance provision which is more favourable to participants;
- (v) any addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;
- (vi) the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Corporation;
- (vii) a discontinuance of the Stock Option Plan; and
- (viii) any other amendments that may lead to significant or unreasonable dilution in the Corporation's outstanding securities or may provide additional benefits to eligible participants, especially insiders of the Corporation's, at the expense of the Corporation and its existing shareholders.

(b) The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Stock Option Plan that are not of the type contemplated in paragraph (a) above including, without limitation:

- (i) amendments of a "housekeeping" nature;
- (ii) a change to the vesting provisions of a security or the Stock Option Plan;
- (iii) a change to the termination provisions of a security or the Stock Option Plan which does not entail an extension beyond the original expiry date; and
- (iv) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Stock Option Plan reserve.

Notwithstanding the provisions of paragraph (b), the Corporation shall additionally obtain requisite shareholder approval in respect of amendments to the Stock Option Plan that are contemplated pursuant to paragraph (b), to the extent such approval is required by any applicable laws or regulations.

A copy of the Stock Option Plan is attached as Schedule A.

Currently, options to acquire 1,301,334 Common Shares (approximately 1% of the Common Shares outstanding) are outstanding. Common Shares that are subject to options which lapse or expire become available under the Stock Option Plan.

During the Fiscal 2007, no Common Shares were issued on exercise of options under the Stock Option Plan. Following year-end, options to purchase 38,095 common shares were exercised.

The following table sets forth certain information regarding the options granted to directors, officers, employees and consultants of the Corporation and its affiliates that are outstanding as of the date hereof.

Position	Securities Under Options Granted (#)	Exercise Price (Cdn$/Security)	Expiration Date
Directors	214,285 42,857	7.00 12.88	December 2016 May 2017
Executive Directors	190,477	7.00	December 2016
Officers	242,857 40,000 42,857	7.00 8.09 10.22	December 2016 January 2017 April 2017
Employees and Consultants	401,429 28,000 25,000 17,143 56,429	7.00 10.41 10.57 12.86 9.25	December 2016 February 2017 March 2017 May 2017 August 2017

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Since the beginning of the Corporation's last completed financial year, no director or officer, nor any of their respective associates, has been indebted, or is presently indebted to the Corporation.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Directors and officers of First Uranium and its subsidiaries are covered by a directors' and officers' liability policy in the name of Simmer & Jack. The policy has a limit of GBP 25 million.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The following describes the interests of the informed persons (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) of the Corporation in certain material transactions from March 31, 2006 to the date hereof.

Pursuant to the reorganization (the "Reorganization") in connection with the Offering of the Corporation in December 2006, First Uranium, through its wholly-owned subsidiary First Uranium Limited, acquired (i) an 80% equity interest in First Uranium Proprietary Limited ("FUSA") from Simmer & Jack in exchange for 26.4 million common shares of First Uranium and (ii) a 90% equity interest in Ezulwini Mining Corporation Proprietary Limited ("EMC") from Simmer & Jack in exchange for 55.3 million common shares of First Uranium.

Immediately subsequent to the completion of the Reorganization and the Offering in December 2006, Simmer & Jack had a 67.16% shareholding in First Uranium. Prior to the Reorganization, First Uranium held 20% in FUSA and Simmer & Jack held directly 80% in FUSA and 90% in EMC. Simmer & Jack currently has a 65.5% shareholding in First Uranium. Messrs. Brunette and Miller are directors of Simmer & Jack and are the Chairman and Chief Executive Officer, respectively, of Simmer & Jack.

Simmer & Jack is the registered owner of the Ezulwini mining right. On December 20, 2006, EMC and Simmer & Jack entered into an agreement (the "Ezulwini Mining Right Agreement") pursuant to which Simmer & Jack agreed to take all necessary steps to obtain all ministerial approval in order to effect the ceding of the Ezulwini mining right from Simmer & Jack to EMC.

On December 20, 2006, FUSA, Simmer & Jack, and its subsidiary, Buffelsfontein Gold Mines Limited ("BGM"), entered into an agreement (the "Buffelsfontein Tailings and Rights Agreement") pursuant to which, among other things: (i) BGM agreed to take all necessary steps to obtain all ministerial approvals required in order to effect the transfer of the Buffelsfontein Tailings Mining Right to FUSA as soon as possible; and (ii) BGM agreed to sell to FUSA upon FUSA's receipt of the Buffelsfontein Tailings Mining Right, the Buffelsfontein tailings dams as well as certain property required for construction of the proposed processing plants, and grant to FUSA a right to the tailings arising from BGM's ongoing mining operations at its Buffelsfontein underground mine. In exchange for the above mentioned rights, FUSA will be required to (i) pay a nominal consideration of $13.50 to BGM; (ii) assume the rehabilitation obligation relating to the dams; and (iii) pay to BGM, a 1% royalty plus value-added tax of the gross revenue accrued by FUSA from the sale of uranium, gold and any other minerals recovered from the tailings.

A loan agreement (the "Aberdeen Loan Agreement") was entered into by Simmer & Jack with Aberdeen International Inc. ("Aberdeen") dated March 30, 2006 pursuant to which Aberdeen provided to Simmer & Jack a loan facility in the amount of US$10 million in respect of the financing of Simmer & Jack's acquisition of BGM and BGM's underground mine. As part of the consideration for the facility, Simmer & Jack granted to Aberdeen a net smelter royalty on all of the gold assets held by Simmer & Jack through BGM. The royalty as determined in the Aberdeen Loan Agreement will be applicable to any gold produced by FUSA from tailings acquired from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement and will continue until the loan is repaid by Simmer & Jack to Aberdeen, which is expected to occur by December 31, 2008 (unless extended by Simmer & Jack to December 31, 2010). In addition, pursuant to the Aberdeen Loan Agreement, Aberdeen has the sole option, at any time following the one year anniversary of the first advance thereunder to convert the amount of the facility outstanding at that time into ordinary shares of Simmer & Jack at a conversion rate of ZAR0.80, subject to approval of Simmer & Jack's shareholders. In the event that such shareholder approval is not obtained within a reasonable period of time, Aberdeen will be entitled to a 1.0% net smelter royalty in perpetuity on gold produced by properties held by BGM, including the Buffesfontein Tailings Recovery Project.

On December 20, 2006, FUSA, Simmer & Jack and Aberdeen entered into an arrangement agreement (the "Aberdeen Arrangement Agreement") pursuant to which (i) Simmer & Jack confirmed that it will pay to Aberdeen the amount of any royalty owing to Aberdeen under the Aberdeen Loan Agreement in respect of gold produced from the tailings to be acquired by FUSA from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement, and (ii) FUSA confirmed that it will pay to Simmer & Jack, immediately prior to any payment contemplated in (i) above, an amount equal to the amount of any royalty payment to be made by Simmer & Jack to Aberdeen in respect of gold produced from tailings to be acquired by FUSA from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement. George D. Faught a Director of the Corporation is also a director, President and Chief Executive Officer of Aberdeen.

On December 20, 2006, First Uranium and Simmer & Jack also entered into a corporate opportunity agreement (the "Corporate Opportunity Agreement"), a maintenance agreement (the "Maintenance Agreement") and a shared services agreement (the "Shared Services Agreement" – see "Management Agreements").

The purpose of the Corporate Opportunity Agreement is to minimize conflicts with respect to the pursuit and development of new mineral projects in Southern Africa. It was the intention of the parties entering the agreement that opportunities (each an "Opportunity" and collectively, "Opportunities") to acquire an interest in a mineral property or project in Southern Africa

(collectively, a "Project") be referred to the party (the "Entitled Party") that is likely in the best position to advance the Opportunity. First Uranium and Simmer & Jack therefore have agreed in the Corporate Opportunity Agreement that: (i) all Opportunities available to First Uranium with respect to the acquisition of a predominantly non-uranium Project in Southern Africa will be referred to Simmer & Jack; and (ii) all Opportunities available to Simmer & Jack with respect to the acquisition of a predominantly uranium Project in Southern Africa will be referred to First Uranium. In assessing a Project and in making the determination as to whether or not a Project is required to be referred to the other party, each of First Uranium and Simmer & Jack agreed in the Corporate Opportunity Agreement to act reasonably and in good faith.

Where either First Uranium or Simmer & Jack (the "Originating Party") incurs expenditures in respect of a Project which it subsequently determines is more appropriately for the account of the other party and thereafter refers the Project to the Entitled Party, and where the Entitled Party has provided notice to the Originating Party that it wishes to pursue such Project, then the Entitled Party will reimburse the Originating Party for all expenditures incurred in respect of the Project. Notwithstanding the foregoing, where the Originating Party has incurred expenditures on a Project in excess of $1,000,000 prior to determining the Project is more appropriately for the account of the other party, then such other party will be entitled to participate in a joint venture arrangement with the Originating Party in respect of the Project on terms which must be approved by each of the independent directors of both Simmer & Jack and First Uranium.

Under the terms of the Maintenance Agreement, Simmer & Jack was granted the right (the "Maintenance Right"), subject to applicable law, to participate in future offerings of other issuances of common shares of First Uranium or securities convertible into common shares of First Uranium (collectively, "Triggering Events") (subject to certain exceptions). In the event of a Triggering Event, Simmer & Jack will be entitled to purchase that number of securities, on the same terms and conditions as those issuable in connection with the Triggering Event, which will, when added to the common shares beneficially owned by Simmer & Jack immediately prior to the Triggering Event, result in Simmer & Jack beneficially owning the same percentage of First Uranium common shares as it held prior to the Triggering Event, after giving effect to the issue of all common shares to be issued or issuable in connection with the Triggering Event.

In addition, First Uranium has agreed to reimburse Simmer & Jack with respect to 50% of the fees (to a maximum of ZAR125,000 per month) that Simmer & Jack is required to pay to an empowerment company for consulting services regarding transformation, human resources and occupational health and safety. BJ Njenje, AX Sisulu and SLB Mapisa, shareholders of the empowerment company, are also directors of Simmer & Jack.

Waterpan Mining Consortium ("Waterpan") currently holds a 10% shareholding in EMC. On December 20, 2006, Waterpan, FUL and the Corporation entered into a purchase agreement (the "Waterpan Purchase Agreement") pursuant to which Waterpan agreed to sell its shares in EMC to FUL and as consideration for such sale, First Uranium will issue 6,141,009 common shares of First Uranium to Waterpan (the "Waterpan Shares"). The closing of the transaction is subject to approval of SARB. Pursuant to the Waterpan Purchase Agreement, Waterpan has agreed not to sell or transfer 90% of the Waterpan Shares for a period of two years from the date of issuance. One shareholder of Waterpan is a director of EMC, two other shareholders of Waterpan are officers and/or employees of First Uranium and EMC.

For a more detailed description of these agreements please see the Corporation's Annual Information Form filed on SEDAR.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following statement of corporate governance practices has been prepared by the Corporation's Corporate Governance and Nominating Committee and describes the Corporation's approach to corporate governance as required pursuant to National Instrument 58-101 - *Disclosure of Corporate Governance Practices* ("NI 58-101").

1. **Board of Directors**

<u>Independence from Management and Significant Shareholder</u>

The Board currently consists of eight Directors. The Board is responsible for determining whether or not each Director is "independent" for the purposes of NI 58-101 and has determined that four of the current Directors are independent. Prior to Mr. Hill's appointment to the Board on May 29, 2007, there were seven Directors, three of whom were independent under NI 58-101.

Mr. Brunette is Chairman of the Board and is a non-independent director due to his role as Chairman of Simmer & Jack, a significant shareholder of the Corporation. Simmer & Jack owns approximately 65.5% of the Common Shares outstanding.

Messrs. Evans, Franklin, Hick and Hill are independent directors under NI 58-101.

Messrs. Miller and Fisher, are employees of the Corporation, and are not independent. Mr. Miller also serves as Chief Executive Officer of Simmer & Jack.

Prior to December 2006, Mr. Faught was the President and Chief Executive Officer of the Corporation and is considered to be a non-independent director under NI 58-101 as three years have not elapsed since Mr. Faught ceased to be a senior officer of the Corporation. Mr. Faught will not be standing for re-election at the Meeting.

The role of the Chairman is to effectively manage and provide leadership to the Board. The role of Chairman is separate from that of the President and CEO. To further foster the independence, the Board has appointed Mr. Franklin as Lead Independent Director. The Board promotes independence by the composition of its committees, its committee chairman appointments, and providing Directors with an opportunity to recommend agenda items for consideration at Board meetings.

The Board also fosters independence from management by regularly excusing management from Board meetings to facilitate open and candid discussions. In Fiscal 2007, the Board held three sessions with Directors only and one session with non-executive Directors only. In addition, the independent Directors also meet at regularly scheduled meetings of the Board.

In Fiscal 2007, the Directors also traveled to the Ezulwini Mine and met with mine site personnel, and viewed the site for the Buffelsfontein Tailing Recovery Project.

<u>Attendance</u>

See "Directors' Compensation – Meetings Held and Directors Attendance"

<u>Other Directorships</u>

Mr. Brunette and Miller are directors of Simmer & Jack.

Mr. Evans is President, Chief Executive Officer and a director of Mountain

Province Diamonds Inc. and a director of Norsemont Mining Inc., Southern Era Diamonds Inc. and Camphor Ventures Inc.

Mr. Faught is a director and President, Chief Executive Officer of Aberdeen International and a director of Beartooth Platinum Corporation and Marathon PGM Corporation.

Mr. Hick is a director of Carpathian Gold Inc., Hudson Resources Inc., Revett Minerals Inc., Silver Eagle Mines Inc. and Western Keltic Mines Inc.

Mr. Hill is Executive Vice President and a director of Toromont Industries Ltd.

Mr. Franklin is a director of Barrick Gold Corporation, Canadian Tire Corporation Limited, Resolve Business Outsourcing Income Fund and Toromont Industries Ltd.

2. **Mandate of the Board of Directors**

The Board's mandate is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. In fulfilling its mandate, the Board among other matters is responsible for reviewing the Corporation's overall business strategies and its annual business plan; identifying principal risks and implementation of systems to manage those risks; assessing management's performance against approved business plans and industry standards; appointing senior management and reviewing succession planning; the development of the communication policy for the Corporation's shareholders; and the integrity of internal control and management information systems. The Board has a written charter (attached as Schedule B) and charters for each of its Committees.

The frequency of meetings and the nature of the agenda items may change from year to year, depending on the activities of the Corporation. However, Board meetings are held at least quarterly, and at each meeting there is a review of the business of the Corporation. From the Offering Date to the end of Fiscal 2007 the Board held four meetings.

3. **Position Descriptions**

The Board has approved written descriptions of the duties of each of the Chairman of the Board, the Lead Independent Director and the CEO.

The Board has approved written charters for each Committee. There is not a position description for the Chairman of each Committee. The Chairman of each Committee presides at all meetings of the Committee, is responsible for ensuring that the work of the Committee is well organized and proceeds in a timely fashion and reports on the activities of the Committee to the Board.

4. **Orientation and Continuing Education**

The Board and the Corporate Governance and Nominating Committee is responsible for ensuring that new members are provided with the necessary information about the Corporation, its business and the factors which affect its performance, and the Board and the Committee reviews and monitors the orientation of new Board members.

5. **Ethical Business Conduct**

The Board has adopted a written code of business ethics and conduct (the "Code") for its directors, officers and employees. Under the Code individuals must report in writing any situation or transaction which is or may conflict with the Code. Concerns or complaints regarding accounting, internal controls, auditing matters, questionable accounting or auditing matters, and any other concerns regarding a breach of the Code (collectively, "Concerns") may be reported to the Vice President, Legal of the Corporation via email, fax, mail or delivery. An individual may also contact the Chairman of the Audit Committee or the Chairman of the Corporate Governance and Nominating Committee directly via email, fax, post or delivery. The Vice President Legal is required to report Concerns regarding accounting/internal controls and auditing matters to the Chairman of the Audit Committee and other Concerns to the Chairman of the Corporate Governance and Nominating Committee. Subject to the authority of the Chairman of the appropriate Committee, the Vice President, Legal of the Corporation is responsible for oversight of the investigation and resolution of any such complaint or concern and reporting thereon to such Committee. The Audit Committee and the Corporate Governance and Nominating Committee will report to the Board at least quarterly.

The Board promotes a culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations and directors, officers and employees are encouraged to discuss the application of the Code to specific circumstances with the President and Chief Executive Officer and the Vice President Legal and Corporate Secretary. Any uncertainty on the part of the Chief Executive Officer will be discussed with Chairman of the Corporate Governance and Nominating Committee.

6. **Nomination of Directors**

The Corporate Governance and Nominating Committee is comprised of three independent directors, Messrs. Evans (Chairman), Franklin and Hick. The responsibilities of the Committee include considering nominees for independent directors of First Uranium and planning for the succession of Directors and executive officers of the Corporation. In Fiscal 2007 the Committee considered the collective skills, qualifications and experience of the Board and determined that the Board would benefit from the addition of a Director with financial and accounting qualifications and experience. The Committee identified Mr. Hill as a candidate with the requisite qualifications and experience and recommended to the Board his appointment as a Director. Mr. Hill was appointed to the Board on May 29, 2007.

7. **Compensation**

The Human Resources and Compensation Committee is comprised of three independent directors, Messrs. Hick (Chairman), Evans and Franklin. The Committee oversees the remuneration policies and practices of the Corporation. For a description of the mandate of the HRC Committee see the "Report on Executive Compensation". The Committee also administers the Stock Option Plan. The Committee met twice during the Fiscal 2007.

8. **Board Committees**

The Board has the following committees: Audit, Human Resources and Compensation, Corporate Governance and Nominating and Environmental, Health and Safety. The duties and responsibilities of the Human Resources and Compensation Committee are described in the "Report on Executive Compensation". The duties and responsibilities of the Audit Committee, Governance and Nominating Committee and the Environmental, Health and Safety Committee are described below.

Audit Committee

The Audit Committee is comprised of four directors, Messrs. Franklin (Chairman), Faught, Hick and Hill. Mr. Hill was appointed to the Committee on May 29, 2007. Each member is independent as such term is defined in Multilateral Instrument 52-110 – Audit Committees ("MI 52-110"), with the exception of Mr. Faught who is relying on the independence exemption set out in section 3.2(2) of MI 52-110. Each member is financially literate within the meaning of MI 52-110. The Committee has adopted a charter, which has been ratified by the Board, which provides specific roles and responsibilities to the members of the Committee. The Committee met twice during the Fiscal 2007.

The Committee oversees the accounting and financial reporting practices and procedures of the Corporation, and the audits of the Corporation's financial statements. The principal responsibilities of the Committee include: (i) overseeing the quality and integrity of the internal controls and accounting procedures of the Corporation, including reviewing the Corporation's procedures for internal control with the Company's auditor and chief financial officer; (ii) reviewing and assessing the quality and integrity of the Corporation's annual and quarterly financial statements and related management discussion and analysis, as well as all other material continuous disclosure documents, such as the Company's annual information form; (iii) monitoring compliance with legal and regulatory requirements related to financial reporting; (iv) reviewing and approving the engagement of the auditor of the Corporation and independent audit fees; (v) reviewing the qualifications, performance and independence of the auditor of the Corporation, considering the auditor's recommendations and managing the relationship with the auditor, including meeting with the auditor as required in connection with the audit services provided by the Corporation; (vi) assessing the Corporation's financial and accounting personnel; (viii) reviewing the Corporation's risk management procedures; (ix) reviewing any significant transactions outside the Corporation's ordinary course of business and any pending litigation involving the Corporation; and (x) examining improprieties or suspected improprieties with respect to accounting and other matters that affect financial reporting.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of three independent directors, Messrs. Evans (Chairman), Franklin and Hick. The Committee oversees the Corporation's approach to corporate governance matters. The principal responsibilities of the Corporate Governance and Nominating Committee include: (i) monitoring and overseeing the quality and effectiveness of the corporate governance practices and policies of First Uranium; (ii) considering nominees for independent directors of First Uranium; (iii) adopting and

implementing corporate communications policies and ensuring the effectiveness and integrity of communication and reporting to First Uranium's shareholders and the public generally; (iv) planning for the succession of directors and executive officers of the Company, including appointing, training and monitoring senior management to ensure that the Board and management have appropriate skill and experience; and (v) administering the Board's relationship with the management of First Uranium. The Governance and Nominating Committee did not meet formally during the Fiscal 2007, however, four meetings were held following year-end.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee has three members, Messrs. Evans (Chairman), Brunette and Miller. Mr. Evans is an independent director. The Committee acts as adviser to management and the Board on matters concerning the environment, health and safety.

The Committee's responsibilities with respect to safety and health matters shall include: (i) reviewing and making recommendations, as appropriate, in regard to the Corporation's safety and health programs, including corporate occupational health and safety policies and procedures; (ii) reviewing and making recommendations, as appropriate, in regard to safety and health compliance issues, if any; (iii) satisfying itself that management of the Corporation monitors trends and reviews current and emerging issues in the safety and health field and evaluates the impact on the Corporation; and (iv) reviewing the Corporation's safety and health performance. The Committee's responsibilities with respect to environmental matters shall include: (i) reviewing and making recommendations, as appropriate, in regard to the Corporation's environmental management program, including corporate environmental policies and procedures, and the status of the Corporation's financial provisions for statutory or other requirements to effect environmental rehabilitation arising out of its operations; (ii) reviewing and making recommendations, as appropriate, in regard to environmental compliance issues, if any; (iii) satisfying itself that management of the Corporation monitors trends and reviews current and emerging issues in the environmental field, and evaluates their impact on the Corporation; (iv) reviewing incident reports to assess whether environmental management procedures were effective in such incidents, and to make recommendations for improvement, where appropriate; and (v) reviewing the scope of potential environmental liabilities and the adequacy of the environmental management system to mange these liabilities.

Due to the short period between the Offering Date and the end of Fiscal 2007, and the Corporation's projects being in the development stage, no formal meetings of the Committee were held prior to the end of Fiscal 2007.

9. **Assessments**

An annual assessment of the Board and its Committees and individual self-assessments will be provided by each individual Director.

SPECIAL BUSINESS

On December 11, 2006 the Board approved the Stock Option Plan. The Stock Option Plan is effective as of December 11, 2006 subject to approval of shareholders at next annual meeting of the Corporation. Shareholders will be asked at the Meeting to consider and, if thought fit, approve by a majority of the votes cast at the Meeting, an ordinary resolution, the text of which is set forth below, to ratify, confirm and approve the Stock Option Plan.

Recommendation of the Board of Directors

The Board has determined that the Stock Option Plan is in the best interests of the Corporation and its shareholders. The Board unanimously recommends that shareholders vote in favour of the resolution to ratify, confirm and approve the Stock Option Plan.

BE IT RESOLVED THAT:

1. the Corporation's Stock Option Plan, attached hereto as Schedule A, is hereby ratified, confirmed and approved; and
2. any director or officer of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver such documents and instruments and to take such other actions as such person may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document and instrument and the taking of such action.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Copies of the Corporation's latest financial statements and management discussion and analysis of operating and financial results ("MD&A") may be obtained upon request from the Corporate Secretary of the Corporation. Financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

Additional information relating to the Audit Committee of the Corporation is contained in the Corporation's annual information form dated June 13, 2007.

CURRENCY OF INFORMATION CONTAINED IN CIRCULAR

The currency of the information provided herein is as of August 8, 2007 unless otherwise stated.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to shareholders of the Corporation have been approved by the Board of Directors.

DATED this 10th day of August, 2007.

BY ORDER OF THE BOARD OF DIRECTORS



Nigel R.G. Brunette
Chairman

SCHEDULE A

FIRST URANIUM CORPORATION

2006 INCENTIVE STOCK OPTION PLAN

ARTICLE 1
GENERAL

1.1 Purpose

The purpose of this Plan is to advance the interests of First Uranium Corporation (the "**Company**") by (i) providing Eligible Persons with additional incentive; (ii) encouraging stock ownership by Eligible Persons; (iii) increasing the proprietary interest of Eligible Persons in the success of the Company; (iv) encouraging Eligible Persons to remain with the Company or its Affiliates; and (v) attracting new employees, officers, directors and Consultants to the Company or its Affiliates.

1.2 Administration

(a) This Plan will be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors. If a committee is appointed for this purpose, all references to the term "**Board**" will be deemed to be references to the committee.

(b) Subject to the limitations of this Plan, the Board has the authority: (i) to grant Options to purchase Shares to Eligible Persons; (ii) to determine the terms, including the limitations, restrictions and conditions, if any, upon such grants; (iii) to interpret this Plan and to adopt, amend and rescind such administrative guidelines and other rules and Regulations relating to this Plan as it may from time to time deem advisable, subject to required prior approval by any applicable regulatory authority; and (iv) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable. The Board's guidelines, rules, Regulations, interpretations and determinations will be conclusive and binding upon all parties.

1.3 Interpretation

For the purposes of this Plan, the following terms will have the following meanings unless otherwise defined elsewhere in this Plan:

"**Affiliate**" means any corporation that is an affiliate of the Company as defined in the *Securities Act* (Ontario);

"Affiliated Entity" means with respect to the Company, a person or company that controls or is controlled by the Company or that is controlled by the same person or company that controls the Company;

"Associate", where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person;

"Board" means the Board of Directors of the Company or a committee thereof appointed in accordance with the Plan;

"Change of Control" means the occurrence of any one or more of the following events:

(i) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

(ii) the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Company and/or any of its Subsidiaries which have an aggregate book value greater than 30% of the book value of the assets, rights and properties of the Company and its Subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned subsidiary of the Company in the course of a reorganization of the assets of the Company and its subsidiaries;

(iii) a resolution is adopted to wind-up, dissolve or liquidate the Company;

(iv) any person, entity or group of persons or entities acting jointly or in concert (an **"Acquiror"**) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror (as such terms are defined in the Act) to cast or to direct the casting of 20% or

more of the votes attached to all of the Company's outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect directors);

(v) as a result of or in connection with: (A) a contested election of directors, or; (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Company or any of its affiliates and another corporation or other entity, the nominees named in the most recent Management Information Circular of the Company for election to the Board shall not constitute a majority of the Board; or

(vi) the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing, "**Voting Securities**" means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities;

"**Consultants**" means individuals, including advisors, other than employees and officers and directors of the Company or an Affiliated Entity that are engaged to provide consulting, technical, management or other services to the Company or any Affiliated Entity under a written contract between the Company or the Affiliated Entity and the individual or a company of which the individual consultant is an employee or shareholder or a partnership of which the individual consultant is an employee or partner;

"**Company**" means First Uranium Corporation;

"**Eligible Person**" means, subject to the Regulations and to all applicable law, any employee, officer, director, or Consultant of (i) the Company or (ii) any Affiliated Entity (and includes any such person who is on a leave of absence authorized by the Board or the board of directors of any Affiliated Entity);

"**Holding Company**" means a holding company wholly owned and controlled by an Eligible Person;

"**Insider**" means: (i) an insider as defined in the *Securities Act* (Ontario) other than a person who is an Insider solely by virtue of being a director or senior officer of a Subsidiary of the Company; and (ii) an Associate of any person who is an insider by virtue of (i);

"**Option**" means a right granted to an Eligible Person to purchase Shares pursuant to the terms of this Plan;

"**Participant**" means an Eligible Person to whom or to whose RRSP or to whose Holding Company an Option has been granted;

"Plan" means the Company's 2006 Incentive Stock Option Plan, as same may be amended from time to time;

"Regulations" means the regulations made pursuant to this Plan, as same may be amended from time to time;

"Retirement" in respect of a Participant means the Participant ceasing to be an employee, officer, director or Consultant of the Company or an Affiliated Entity after attaining a stipulated age in accordance with the Company's normal retirement policy or earlier with the Company's consent;

"Retirement Date" means the date that a Participant ceases to be an employee, officer, director or Consultant of the Company or an Affiliated Entity due to the Retirement of the Participant;

"RRSP" means a registered retirement savings plan;

"Shares" means the common shares in the capital of the Company;

"Subsidiary" means a corporation which is a subsidiary of the Company as defined under the *Securities Act* (Ontario);

"Termination" means: (i) in the case of an employee, the termination of the employment of the employee with or without cause by the Company or an Affiliated Entity or cessation of employment of the employee with the Company or an Affiliated Entity as a result of resignation or otherwise other than the Retirement of the employee; (ii) in the case of an officer or director, the removal of or failure to re-elect or re-appoint the individual as an officer or director of the Company or an Affiliated Entity (other than through the Retirement of an officer); and (iii) in the case of a Consultant, the termination of the services of a Consultant by the Company or an Affiliated Entity (other than through the Retirement of a Consultant);

"Termination Date" means the date on which a Participant ceases to be an Eligible Person due to the Termination of the Participant;

"Transfer" includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one person to another, or to the same person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing; and

"TSX" means the Toronto Stock Exchange.

Words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine.

This Plan is to be governed by and interpreted in accordance with the laws of the Province of Ontario.

1.4 Shares Reserved under the Share Option Plan

(a) The aggregate maximum number of Shares available for issuance from treasury under this Plan and all of the Company's other security based compensation arrangements is 10% of the Company's issued and outstanding Shares as at the date of grant of an Option under the Plan, subject to adjustment or increase of such number pursuant to Section 3.2. Any Shares subject to an Option which has been granted under the Plan and which have been cancelled or terminated in accordance with the terms of the Plan without having been exercised will again be available under the Plan.

(b) The aggregate number of Shares reserved for issuance pursuant to Options granted to Insiders at any given time shall not exceed 10% of the total number of Shares then outstanding. The aggregate number of Shares reserved for issuance pursuant to Options granted to any one person or entity within any one year period shall not exceed 5% of the total number of shares then outstanding. For purposes of this Section 1.4, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Option.

ARTICLE 2
OPTION GRANTS AND TERMS OF OPTIONS

2.1 Grants

Subject to this Plan, the Board will have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set out in this Plan, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant's rights in respect of Shares acquired upon exercise of an Option may be forfeited. An Eligible Person, an Eligible Person's RRSP and an Eligible Person's Holding Company may receive Options on more than one occasion under this Plan and may receive separate Options on any one occasion.

2.2 Exercise of Options

(a) Options granted must be exercised no later than 10 years after the date of grant or such lesser period as the applicable grant or Regulations may require.

(b) The Board may determine when any Option will become exercisable and may determine that the Option will be exercisable in instalments or pursuant to a vesting schedule. Notwithstanding the foregoing, unless the Board determines otherwise, and subject to the other provisions of this Plan, Options issued pursuant to this Plan are subject to a vesting schedule as follows:

(i) $^{1}/_{3}$ upon grant;

(ii) $^{1}/_{3}$ upon the first anniversary of grant; and

(iii) $^{1}/_{3}$ upon the second anniversary of grant.

(c) No fractional Shares may be issued and the Board may determine the manner in which fractional Share value will be treated.

(d) A minimum of 100 Shares must be purchased by a Participant upon exercise of Options at any one time, except where the remainder of Shares available for purchase pursuant to Options granted to such Participant totals less than 100.

2.3 Option Price

The Board will establish the exercise price of an Option at the time each Option is granted provided that such price shall not be less than the volume weighted average trading price of the Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Shares occurs, for the five trading days immediately preceding the day the option is granted.

2.4 Grant to Participant's RRSP or Holding Company

Upon written notice from an Eligible Person, any Option that might otherwise be granted to that Eligible Person, will be granted, in whole or in part, to an RRSP or a Holding Company established by and for the sole benefit of the Eligible Person.

2.5 Termination, Retirement or Death

(a) In the event of the Termination with cause of a Participant, each Option held by the Participant, the Participant's RRSP or the Participant's Holding Company will cease to be exercised on the earlier of the expiry of its term and the Termination Date, or such longer period as determined by the Board. In the event of the Termination or Retirement of a Participant, each Option held by the Participant, the Participant's RRSP or the Participant's Holding Company will cease to be exercisable within a period of 90 days after the Termination Date or Retirement Date, as the case may be, or such longer period as determined by the Board. For greater certainty, such determination of a longer period may be made at any time subsequent to the date of grant of the Options, provided that no Option shall remain outstanding for any period which exceeds the earlier of: (i) the expiry date of such Option; and (ii) 36 months following the Termination Date or Retirement Date, as the case may be, of the Participants. The Board may delegate authority to the Chief Executive Officer, of the Company to make any determination with respect to the expiry or termination date of Options held by any departing Participant, other than a departing non-management director or the Chief Executive Officer. If any portion of an Option has not vested on the Termination Date or Retirement Date, as the case may be, the Participant, the Participant's RRSP or the Participant's Holding Company may not, after the Termination Date or Retirement Date, as the case may be, exercise such portion of the Option which has not vested, provided that the Board may determine at any time, including for

greater certainty at any time subsequent to the date of grant of the Options, that such portion of the Option vests automatically or pursuant to a vesting schedule determined by the Board. The Board may delegate authority to the Chief Executive Officer to make any determination with respect to vesting of Options or any portion thereof held by any departing Participant, other than a departing non-management director or the Chief Executive Officer. Without limitation, and for greater certainty only, this subsection (a) will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest.

(b) If a Participant dies, the legal representatives of the Participant may exercise the Options held by the Participant, the Participant's RRSP and the Participant's Holding Company within a period after the date of the Participant's death as determined by the Board, for greater certainty such determination may be made at any time subsequent to the date of grant of the Options, provided that no Option shall remain outstanding for any period which exceeds the earlier of (i) the expiry date of such Option; and (ii) 12 months following the date of death of the Participant, but only to the extent the Options were by their terms exercisable on the date of death. The Board may determine at any time, including for greater certainty at any time subsequent to the date of grant of the Options, that such portion of the Option vests automatically or pursuant to a vesting schedule determined by the Board. The Board may delegate authority to the Chief Executive Officer to make any determination with respect to the expiry or termination date of Options or vesting of Options or any portion thereof held by any deceased Participant, other than a departing non-management director or the Chief Executive Officer. If the legal representative of a Participant who has died exercises the Option of the Participant or the Participant's RRSP or the Participant's Holding Company in accordance with the terms of this Plan, the Company will have no obligation to issue the Shares until evidence satisfactory to the Company has been provided by the legal representative that the legal representative is entitled to act on behalf of the Participant, the Participant's RRSP or the Participant's Holding Company to purchase the Shares under this Plan.

2.6 Option Agreements

Each Option must be confirmed, and will be governed, by an agreement in a form determined by the Board and signed by the Company and the Participant or an RRSP of which the Participant is an annuitant or the Participant's Holding Company.

2.7 Payment of Option Price

The exercise price of each Share purchased under an Option must be paid in full by bank draft or certified cheque at the time of exercise, and upon receipt of payment in full, but subject to the terms of this Plan, the number of Shares in respect of which the Option is exercised

will be duly issued as fully paid and non-assessable. Share certificates representing the number of Shares in respect of which the Option has been exercised will be issued only upon payment in full of the relevant exercise price to the Company.

2.8 Acceleration on Change of Control

In the event of a Change of Control, all Options outstanding shall be immediately exercisable, notwithstanding any determination of the Board pursuant to Section 2.2 hereof, if applicable.

2.9 Amendment of Option Terms

Subject to the prior approval of any applicable regulatory authorities (as required) and the consent of the Participant affected thereby, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant the Option as so modified or amended, including without limitation, to change the date or dates as of which, or the price at which, an Option becomes exercisable, provided however, that the consent of the Participant shall not be required where the rights of the Participant are not adversely affected.

ARTICLE 3
MISCELLANEOUS

3.1 Prohibition on Transfer of Options

Options are personal to each Eligible Person. Without the permission of the Company, no Eligible Person or RRSP or Holding Company of an Eligible Person may deal with any Options or any interest in them or Transfer any Options now or hereafter held by the Eligible Person or RRSP or Holding Company. If a Participant's Holding Company ceases to be wholly-owned and controlled by the Participant, such Participant will be deemed to have Transferred any Options held by such Holding Company. A purported Transfer of any Options without the permission of the Company will not be valid and the Company will not issue any Share upon the attempted exercise of improperly Transferred Options.

3.2 Capital Adjustments

If there is any change in the outstanding Shares by reason of a stock dividend or split, recapitalization, consolidation, combination or exchange of shares, or other fundamental corporate change, the Board will make, subject to any prior approval required of relevant stock exchanges or other applicable regulatory authorities, if any, an appropriate substitution or adjustment in (i) the exercise price of any unexercised Options under this Plan; (ii) the number or kind of shares or other securities reserved for issuance pursuant to this Plan; and (iii) the number and kind of shares subject to unexercised Options theretofore granted under this Plan; provided, however, that no substitution or adjustment will obligate the Company to issue or sell fractional shares. In the event of the reorganization of the Company or the amalgamation or consolidation of the Company with another corporation, the Board may make such provision for the protection of the rights of Eligible Persons, Participants, their RRSPs and their Holding Companies as the

Board in its discretion deems appropriate. The determination of the Board, as to any adjustment or as to there being no need for adjustment, will be final and binding on all parties.

3.3 Non-Exclusivity

Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Eligible Person or Participant, subject to any required regulatory or shareholder approval.

3.4 Amendment and Termination

Subject to the requisite shareholder and regulatory approvals set forth under subparagraphs 3.4(a) and (b) below, the Board may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time provided however that no such amendment or revision may, without the consent of the Optionee, in any manner adversely affect his rights under any Option theretofore granted under the Plan.

(a) The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Plan:

(i) any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval;

(ii) any change to the definition of the eligible participants which would have the potential of broadening or increasing insider participation;

(iii) the addition of any form of financial assistance;

(iv) any amendment to a financial assistance provision which is more favourable to participants;

(v) any addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve;

(vi) the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company;

(vii) a discontinuance of the Plan; and

(viii) any other amendments that may lead to significant or unreasonable dilution in the Company's outstanding securities or may provide

additional benefits to eligible participants, especially insiders of the Company, at the expense of the Company and its existing shareholders.

(b) The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in subparagraph 3.4(a) above including, without limitation:

(i) amendments of a "housekeeping" nature;

(ii) a change to the vesting provisions of a security or the Plan;

(iii) a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date; and

(iv) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

(c) Notwithstanding the provisions of subparagraph 3.4(b), the Company shall additionally obtain requisite shareholder approval in respect of amendments to the Plan that are contemplated pursuant to section subparagraph 3.4(b), to the extent such approval is required by any applicable laws or regulations.

3.5 Compliance with Legislation

The Board may postpone or adjust any exercise of any Option or the issue of any Shares pursuant to this Plan as the Board in its discretion may deem necessary in order to permit the Company to effect or maintain registration of this Plan or the Shares issuable pursuant thereto under the securities laws of any applicable jurisdiction, or to determine that the Shares and this Plan are exempt from such registration. The Company is not obligated by any provision of this Plan or any grant hereunder to sell or issue Shares in violation of any applicable law. In addition, if the Shares are listed on a stock exchange, the Company will have no obligation to issue any Shares pursuant to this Plan unless the Shares have been duly listed, upon official notice of issuance, on a stock exchange on which the Shares are listed for trading.

3.6 Effective Date

This Plan shall be effective on December 11, 2006, subject to shareholder approval by ordinary resolution at the Company's next annual meeting of shareholders.

SCHEDULE B

FIRST URANIUM CORPORATION

CHARTER OF THE BOARD OF DIRECTORS

1. **Purpose**

Subject to the articles and by-laws of First Uranium Corporation (the "**Company**") and applicable laws, the principal role of the board of directors of the Company (the "**Board**") is stewardship of the Company with the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The Board must assess and ensure that systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets.

2. **Composition**

The Board shall be elected annually by the Company's shareholders. While the election of directors is ultimately determined by the shareholders, it is the policy of the Board that a majority of the directors be independent of management and unrelated to the Company (as determined under applicable stock exchange rules and securities laws). Before each annual general meeting of the Company's shareholders, the Board shall recommend nominees to the shareholders for election as directors for the ensuing year.

3. **Chair and Lead Independent Director**

The Chair of the Board and the Lead Independent Director shall be selected by the other directors of the Board immediately following the annual general meeting of the Company's shareholders.

4. **Meetings**

The Board shall meet at least six times a year, including at least once every quarter, and more frequently as the Chair and the Lead Independent Director may determine or as required to comply with applicable corporate and securities laws and stock exchange rules.

Notice of meetings shall be given to each member not less than 48 hours before the time of the meeting, provided that meetings of the Board may be held without formal notice if all of the members of the Board are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting. Notice of meeting may be given verbally or delivered personally, given by mail, facsimile or other electronic means of communication and need not be accompanied by an agenda or any other material. The notice shall however specify the purpose or purposes for which the meeting is being held.

Decisions or recommendations of the Board shall be evidenced by resolutions passed at meetings of the Board and recorded in the minutes of such meetings or by an instrument in writing signed by all directors of the Board. A copy of the draft minutes of each meeting of the Board and any

written resolutions evidencing decisions or recommendations of the Board shall be transmitted promptly by the Secretary to each director for adoption at the next meeting.

The Corporate Secretary shall attend all meetings of the Board and shareholders of the Company and shall prepare and maintain minutes and records of all such meetings.

5. **Roles and Responsibilities**

Subject to the articles and by-laws of the Company and applicable laws, the Board's primary responsibilities are as follows:

- supervision and management of the Company's business and affairs;
- to adopt a strategic planning process and to approve, on at least an annual basis, a strategic plan that takes into account, among other things, the opportunities and risks of the Company's business;
- to approve the Company's corporate strategies and goals;
- to satisfy itself as to the integrity of the senior officers of the Company and that such officers create a culture of integrity throughout the Company;
- to manage the Company's succession management plan. The Board must also ensure that processes are in place to enable it to monitor and measure management's, and in particular, the Chief Executive Officer's, performance in achieving the Company's stated objectives. These processes should include appropriate training and development;
- to establish policies appropriate for the business of the Company;
- to have an understanding of the principal risks associated with the Company's businesses, and to ensure that appropriate systems are in place which effectively monitor and manage those risks;
- to ensure that the necessary internal controls are in place that effectively monitor the Company's operations and ensure compliance with applicable laws, regulations and policies;
- to ensure that the Company has a communications policy in place which ensures that the Company effectively communicates with and receives feedback from the Company's shareholders. The Board must also ensure that the Company has appropriate processes in place to effectively communicate with employees, government authorities, other stakeholders and the public;
- to establish procedures for identifying, recruiting and appointing new directors of the Company; and

- to develop the Company's approach to corporate governance.

The Board shall appoint the Chief Executive Officer of the Company and establish the duties and responsibilities of such officer. On the recommendation of the Chief Executive Officer, the Board shall, from time to time, appoint officers of the Company and approve the management structure of the Company.

The management of the business and affairs of the Company is delegated by the Board to the Chief Executive Officer. The Board will give direction and guidance through the Chief Executive Officer to management, assign responsibility to management for achievement of the corporate direction and goals, define executive limitations, and monitor performance against those objectives and executive limitations. The Chief Executive Officer will keep management informed of the Board's evaluation of the officers in achieving and complying with established goals and policies.

The Board shall delegate certain responsibility and/or tasks to certain Committees of the Board. Immediately following each annual general meeting of the Company's shareholders, the Board shall appoint the members of the Company's Audit Committee, Human Resources and Compensation Committee, Corporate Governance and Nominating Committee and the Environmental, Health and Safety Committee. The Board, and the respective Committee thereof, shall also approve the mandate, duties and responsibilities of each Committee of the Board from time to time.

In addition to the various responsibilities discussed above, the following list is non-exhaustive but typifies the specific responsibilities of the Board and the matters generally to be considered by the Board:

- review and recommend to the Company's shareholders changes to the Company's capital structure;

- delegate to the Chief Executive Officer the authority to manage and supervise the business of the Company, including making of all decisions regarding the Company's operations that are not specifically reserved to the Board under the terms of that delegation of authority;

- approve, monitor and provide guidance on the strategic planning process of the Company. The Chief Executive Officer and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of long term goals for the Company, which are to be reviewed and approved not less than annually by the Board and the Board will provide guidance to the Chief Executive Officer and management team on the Company's ongoing strategic plan. The Board will establish annual performance objectives against which to measure corporate, executive and individual (director) performance;

- take reasonable steps to ensure the Company has management of the highest caliber. The Board will assess, on an ongoing basis, the Chief Executive Officer's

performance against criteria and objectives established by the board from time to time. The Board will also use reasonable steps to ensure that the Chief Executive Officer has in place adequate programs to recruit, retain, develop and assess the performance of management;

- keep in place adequate and effective succession plans for the Chief Executive Officer and management and review these on an annual basis;
- identify the principal risks of the Company's business and use reasonable steps to ensure the implementation of appropriate systems to manage these risks; attempt to achieve a proper balance between the risk incurred and the potential return to shareholders;
- approve the Company's long term strategy and the annual capital expenditure plan and budget of the Company;
- approve banking, borrowing, financing and investment policies and plans;
- approve the Company's financial statements and MD&A as well as any press releases, reports or other disclosure documents that contain financial information, on the recommendation of the Company's Audit Committee, in addition to any other material disclosure documents;
- approve the holding, location and date of meetings of shareholders;
- determine the number of directors and recommend nominees for election by the shareholders of the Company;
- as applicable, approve the establishment and/or amendments to employee, director and officer compensation plans;
- approve the acquisition or disposition of certain corporate assets;
- appoint the Company's transfer agent and registrar;
- require that the Board be kept informed of the Company's activities and performance and take appropriate action to correct inadequate performance;
- develop the Company's communications policy;
- develop the Company's code of business conduct and ethics (as per National Policy 58-201); and
- serve and safeguard the best interests of the Company.

FIRST URANIUM CORPORATION

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on September 10, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If your securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 p.m., Eastern Time, on September 7, 2007.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

+ +

Appointment of Proxyholder

The undersigned shareholder(s) of First Uranium Corporation hereby appoint(s) Mr. Nigel R.G. Brunette, the Chairman of the Board of Directors of the Corporation, or failing him Mr. Gordon T. Miller, President and Chief Executive Officer,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. ☐

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of the Shareholders of the Corporation ("the Meeting") to be held on September 10, 2007 and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Nigel R.G. Brunette	☐	☐	02. C. Patrick C. Evans	☐	☐	03. James P.W. Fisher	☐	☐
04. Robert M. Franklin	☐	☐	05. John W.W. Hick	☐	☐	06. Wayne S. Hill	☐	☐
07. Gordon T. Miller	☐	☐						

2. Appointment of Auditors

	For	Withhold
Appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation and authorizing the directors to fix their remuneration	☐	☐

3. Approval of the Stock Option Plan

	For	Against
Approval of an ordinary resolution to ratify, confirm and approve the Corporation's Stock Option Plan as described in the accompanying Circular.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

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Interim Financial Statements

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0 3 0 7 5 1 A R 2 F I U Q +

FIRST URANIUM CORPORATION

REPORT ON VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of voting on the matters submitted to the annual and special meeting (the "Meeting") of the shareholders (the "Shareholders") of First Uranium Corporation (the "Corporation") held on September 10, 2007. At the Meeting, Shareholders were asked to consider certain annual general meeting matters and other special business.

The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

By a vote by way of show of hands, the number of directors was fixed at seven and the following directors were elected to hold office for a term to expire immediately following the next annual meeting of Shareholders:

Nigel R.G. Brunette
Patrick C. Evans
James P.W. Fisher
Robert M. Franklin
John W.W. Hick
Wayne S. Hill
Gordon T. Miller

Item 2: Appointment of Auditors

By a vote by way of show of hands, PricewaterhouseCoopers LLP, Chartered Accountants were appointed auditors of the Corporation to hold office until the close of the next annual meeting of the Shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors.

Item 3: Stock Option Plan

By a vote by way of show of hands, the Shareholders approved an ordinary resolution to ratify, confirm and approve the Stock Option Plan of the Corporation, a copy of which was attached to the Management Information Circular as Schedule A.

Dated this 19th day of September, 2007.

FIRST URANIUM CORPORATION

"Mary D. Batoff" (signed)

Mary D. Batoff
Vice President, Legal & Secretary

first Uranium

First Uranium Corporation

NEWS RELEASE – April 4, 2007

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

FIRST URANIUM ACQUIRES MINE WASTE SOLUTIONS (PROPRIETARY) LIMITED TO COMPLEMENT THE BUFFELSFONTEIN TAILINGS RECOVERY PROJECT IN SOUTH AFRICA

Toronto, Ontario – First Uranium Corporation (FIU:TSX, FUM:JSE, CA33744R1029:ISIN) ("First Uranium" or "the Company") today announced that the Company, through its wholly-owned subsidiary, First Uranium (Proprietary) Limited, had entered into a binding agreement to acquire Mine Waste Solutions (Proprietary) Limited ("MWS") and its subsidiary Chemwes (Proprietary) Limited ("Chemwes"), which owns and operates an existing gold mine tailings and re-processing facility adjacent to the Company's Buffelsfontein Project in South Africa.

First Uranium has agreed to acquire all MWS shares for the equivalent of 200 million South African Rand (approximately US$27.5 million) in First Uranium shares. The acquisition is subject to a number of conditions including, among others, the satisfactory completion by the Company of a due diligence review of MWS (which is expected to be completed by April 13, 2007) and the receipt of required approvals from South African competition authorities, the Toronto Stock Exchange, the JSE Limited, the investment committee of the Industrial Development Corporation of South Africa Limited, the South African Reserve Bank and the South African Department of Minerals and Energy. Subject to completion of the due diligence and receipt of the requisite approvals, the transaction is expected to close no later than August 31, 2007 with effect as of April 1, 2007. The number of First Uranium shares to be issued will be approximately 3.2 million at CDN$10.20, the fifteen trading day volume weighted average price of First Uranium's shares traded on the TSX up to and including March 30, 2007.

All shareholders of MWS have agreed to tender their MWS shares to the offer. On closing of the acquisition, First Uranium will assume management control of MWS and its wholly-owned subsidiary, Chemwes.

The MWS assets to be acquired include:

- a gold plant which, based on its actual operating performance over the last three years, has a proven capacity for processing 570,000 tonnes per month;
- three tailings dams from which gold and uranium can be recovered, one of which is actively being depleted and another with sufficient disposal area for several years of tailings deposition; and
- rock dumps.

The acquisition of the MWS gold plant will eliminate the necessity of building the first gold plant planned for the Buffelsfontein Project, reducing both the time and capital required to begin gold production. The combination of the reduction in capital, the changes to the production schedule and the additional cash flow from re-processing of MWS tailings will increase the total Buffelsfontein Project net present value ("NPV") to US$240 million, an accretive NPV improvement of US$29 million from the US$211 million originally planned. In addition, the Buffelsfontein Project's internal rate of return will improve from 39% to 59%. The accretion analysis is based upon commercial metrics of US$500 per ounce gold, US$40 per pound uranium, an exchange rate of 7.4 South African Rand to the U.S. dollar and a discount rate of 8%.

"This acquisition is very positive for our Buffelsfontein Project as we will be able to begin a significant amount of our gold production one year ahead of schedule, establish a lower cost for our first gold plant module, and begin the first phase of uranium production at twice the rate previously contemplated, thus achieving peak uranium production eight months ahead of schedule," said Gordon Miller, President and Chief Executive Officer of First Uranium. "This fits exactly into our strategy of bringing our two near-term projects into production as quickly as possible."

Revised Project Development and Production Schedule

With regard to gold production, the acquisition of MWS will enable First Uranium to begin to process approximately 500,000 tonnes per month, slightly lower than the plant's designed capacity due to restrictions to the rate of tailings deposition. In the first year the Company expects to recover approximately 43,000 ounces of gold at a cash cost of $317 per ounce including royalties. First Uranium intends to process MWS tailings with the highest gold grade first. By the end of 2007, the Company also expects to complete a pipeline from the Buffelsfontein site to the MWS gold plant to process tailings with the highest gold grade available from select areas of the Buffelsfontein site. First Uranium expects to increase the gold plant's average monthly processing capacity to 1,200,000 tonnes per month by November 2008, with the construction of a 600,000 tonnes per month plant module.

With regard to uranium production, the Company's original plan had been to build a uranium plant at the Buffelsfontein site by June 2008. With this acquisition, the Company now plans to build a uranium plant by November 2008 with twice the previously contemplated capacity beside the MWS gold plant. The addition of MWS tailings deposition capacity will enable First Uranium to process 40,000 tonnes of tailings per day immediately upon completion of the uranium plant compared to its original plan of processing 20,000 tonnes per day until June 2009 and then increasing its processing to 40,000 tonnes per day. The acquisition will also allow the Company to move forward by eight months the construction of the third plant module, which is designed to increase processing to 60,000 tonnes per day.

The acquisition of MWS is expected to increase the life of the Buffelsfontein Project by 3 years from 14 to 17 years.

The figure below depicts the revised planned production as a result of the MWS acquisition:



Buffelsfontein
Pre MWS Acquisition
Post MWS Acquisition
2007
2008
2009
2010
OPTIMIZATION TESTWORK
Final Design, Engineering & Permitting
EXISTING INFRASTRUCTURE
Existing Au Plant Module
Existing U_3O_8 Plant Module
CONSTRUCTION
Plant Module No. 1
New Tailings Dam
Plant Module No. 2
Plant Module No. 3
PRODUCTION ('000 tpd)
Gold
Uranium

The resource table below reflects the contribution of MWS resources to the Buffelsfontein Project.

	Tonnes (t 000s)	Gold Grade (g/t)	Uranium Grade (%)	Cont. Gold (oz 000s)	Cont. Uranium (lb 000s)
Buffelsfontein Measured	115,064	0.31	0.0083	1,144	21,130
Buffelsfontein Indicated	165,953	0.31	0.0059	1,628	21,603
Total Measured & Indicated	281,017	0.31	0.0069	2,772	42,733
Inferred					
Buffelsfontein	1,740	0.54	0.0243	30	932
MWS	18,128	0.32	0.0120	188	4,786
Combined	19,868	0.34	0.0131	218	5,718

Notes:

1. CIM definitions were followed for mineral resources.
2. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3. A zero grade cutoff was used.
4. Rows and columns may not add exactly due to rounding.
5. MWS resources reflected in this table include all of Dam 2 and the lower portion of Dam 4, as the top 12 metres of Dam 4 contains an uneconomic gold grades, which the Company will remove.

Review of Technical Disclosure

All technical disclosure in this news release relating to the Buffelsfontein Project and the MWS acquisition has been reviewed and approved by R. Dennis Bergen, P.Eng and Wayne Valliant P.Geo of Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA"), each of whom is a "qualified person" under National Instrument 43-101 ("NI 43-101") and is independent of First Uranium. In accordance with NI 43-101, the Company will file a revised technical report for the Buffelsfontein Project, reflecting the impact of the MWS acquisition, within 45 calendar days of this release.

The MWS resources disclosed in this news release are from MWS Dams 2 and 4. Scott Wilson RPA has reviewed the MWS production records and mineral resource reconciliation for Dam 2 and considers the remaining tailings reported by MWS as inferred mineral resources as per NI 43-101.

Scott Wilson RPA has reviewed an internal mineral resource report by MWS on Dam 4. The mineral resource estimate was based on appropriately spaced drill holes and used a computerized block model methodology. In the opinion of Scott Wilson RPA the data density and methodology was suitable for the mineral resource estimate of the tailings. However, based on the requirement for additional data verification, the Dam 4 mineral resources have been classified as inferred as per NI 43-101.

MWS also has Dam 5, which has not been analyzed sufficiently for use in the technical analysis disclosed in this news release and which currently serves as a tailings deposit area. If and when the Company is able to complete

sufficient work to categorize Dam 5 as a resource pursuant to NI 43-101, the Company expects the conversion of Dam 5 to resources would result a further extension of the life of the Buffelsfontein Project an additional 3 years from 17 to 20 years.

The economic analysis contained in this news release is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserves development, production and economic forecasts contained in this news release and which will be the subject of a preliminary assessment, will be realized.

Update on other Strategic Discussions

First Uranium's primary goal continues to be to bring its two uranium and gold projects, Buffelsfontein and Ezulwini, into production. The acquisition of MWS complements this goal by bringing the Buffelsfontein Project's production forward and adds value to the Company and its shareholders. In addition, the Company continually evaluates further acquisitions, joint ventures and/or development opportunities relating to strategically located uranium prospects and properties in Southern Africa, which have the potential to add additional growth. One such potential opportunity could be Harmony Gold Mining Company Limited's Randfontein gold mine, which is adjacent to First Uranium's Ezulwini underground mine project, in respect of which some preliminary discussions have been held. There can be no assurance that any agreement or transaction might be completed with Harmony.

It was reported in the South African media on March 30, 2007 that the Company could be a possible takeover target for other producers. Neither the Company nor its 67% shareholder, Simmer and Jack Mines, Limited, is in any discussions with third parties regarding any possible takeover transaction with respect to First Uranium.

Cautionary Language regarding Forward-Looking Information

This news release contains and refers to forward-looking information based on current expectations. All other statements other than statements of historical fact included in this release including, without limitation, statements regarding potential production rates and operating costs, processing and development plans, estimated net present values and future plans and objectives of First Uranium are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, such statements are subject to significant risks and uncertainties, and actual results and future events could differ materially from those anticipated in such statements.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including but not limited to, the assumption that:

- the integrated operation of the Buffelsfontein Project and the MWS gold processing plant is viable operationally and economically;
- metal prices, exchange rates and discount rates applied in the accretion analysis are achieved;
- regulatory approvals will be obtained within the expected time frame; and
- production capacity and mineral resource estimates are accurate.

Important factors could cause actual results to differ materially from First Uranium's expectations. Such factors include, among others: the actual results of the planned feasibility studies on First Uranium's projects; the actual results of additional exploration and development activities at First Uranium's projects; the timing and amount of estimated future production and the costs thereof; capital expenditures; the costs and timing of the development of First Uranium's projects; the availability of any additional capital required to bring future projects into production; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of commodities; the failure of plant, equipment or processes to operate as anticipated; accidents; labour disputes; delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities; delays in closing the MWS acquisition; delays or complications relating to the re-engineering at the MWS site and the integration of the MWS assets into First Uranium's development plans; the actual recovery rates of the MWS gold plant; currency fluctuations, as well as those factors discussed under "Risk Factors" in First Uranium's final prospectus dated December 12, 2006 as filed with securities regulatory authorities in Canada. Although First Uranium has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

These forward-looking statements are made as of the date hereof and there can be no assurance that such forward-looking statements will prove to be accurate as actual and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements that are included herein, except in accordance with applicable securities laws.

Conference Call

An investor conference call with regard to the acquistion of MWS has been set up for Wednesday, April 4 at 10h00 (16h00 in South Africa). The following numbers have been set up for participants on this conference call:

Toronto	416 644 3420
Toll free	1 800 594 3615
South Africa	09 800 0022 8228

A replay of this call will be available for one week at the following numbers:

Toronto	416 640 1917
Toll free	1 877 289 8525

A passcode of 21225860# is required to access the replay.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine,

and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Gordon Miller, President and Chief Executive Officer at +27 11 830 0390 or Bob Tait, VP Investor Relations at 416 558-3858 or bob@firsturanium.com

First Uranium Corporation

NEWS RELEASE – April 16, 2007

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

FIRST URANIUM'S EZULWINI PROSPECTING RIGHTS APPLICATION ACCEPTED BY SOUTH AFRICAN DEPARTMENT OF MINERALS AND ENERGY

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Company") today announced that the South African Department of Minerals and Energy ("DME") has accepted for consideration the Company's application in respect of a Prospecting Work Program (the "Program") on contiguous properties to the north-east and south-east of First Uranium's Ezulwini underground uranium and gold mining project in South Africa.

The initial stages of the Program will test the strike extent of the Middle Elsburg Reef in an area east of the Ezulwini project. The Program will include surface diamond drill exploration with drill hole depths of up to 2,000 metres. Previous exploration drilling conducted in the area by Gencor confirmed the presence of mineralization along the approximately 20 kilometres of strike within the prospecting area included in the Program (see map).

The Ezulwini project and the properties which are the subject of the Program are located in the Witwatersand Basin, which is the largest known gold province in the world, with deposits having been mined for well over 100 years. Several groups of reefs have been identified in the area, including the Livingstone Reefs, the South Reef, the Kimberley Reefs, the Bird Reefs, the Mondeor Reefs, the Ventersdorp Contact Reef and the Black Reef, as well as the Elsburg Reefs associated with the Ezulwini project. Within these reefs, a total of nine economic reef horizons have been mined at depths below surface of between 600 metres and 1,260 metres.

Acceptance by the DME implies that no other parties have made prior application for the prospecting rights, and that, subject to the Company complying with all the requirements of the DME, the rights will in due course be granted. However,

the Company must submit the following to the DME to obtain their approval for the grant of the rights prior to commencing the Program:

- the results of a notification and consultation with the surface owners of the land overlying the Program area by May 13, 2007;
- an acceptable Environmental Management Plan by June 12, 2007; and
- confirmation of the Company's qualifying Black Economic Empowerment credentials.

The Program fits within the Company's strategy to focus its exploration on or near its current projects in order to leverage the infrastructure of those projects. For instance, at Ezulwini the Company is currently working on re-commissioning the Ezulwini mine with the intention to start hoisting uranium ore and gold production in October 2007 and is scheduled to complete construction of new uranium and gold plants by June 2008.

Cautionary Language regarding Forward-Looking Information

This news release contains and refers to forward-looking information based on current expectations. All other statements other than statements of historical fact included in this release including, without limitation, statements regarding processing and development plans and future plans and objectives of First Uranium are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. These forward-looking statements are made as of the date hereof and there can be no assurance that such statements will prove to be accurate, such statements are subject to significant risks and uncertainties, and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements that are included herein, except in accordance with applicable securities laws.

Important factors could cause actual results to differ materially from First Uranium's expectations. Such factors include, among others: the actual results of the planned feasibility studies on First Uranium's projects; the actual results of additional exploration and development activities at First Uranium's projects; the timing and amount of estimated future production and the costs thereof; capital expenditures; the costs and timing of the development of First Uranium's projects; the availability of any additional capital required to bring future projects into production; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of commodities; the failure of plant, equipment or processes to operate as anticipated; accidents; labour disputes; delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities; currency fluctuations, as well as those factors discussed under "Risk Factors" in First Uranium's final prospectus dated December 12, 2006 as filed with securities regulatory authorities in Canada. Although First Uranium has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First

Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Gordon Miller, President and Chief Executive Officer at +27 11 830 0390 or Bob Tait, VP Investor Relations at 416 558-3858 or bob@firsturanium.com



Area of Prospecting Rights Application
Existing Ezulwini Mining Right
Area of Prospecting Rights Application
0 1 2 4 6 Kilometers
N

First Uranium Corporation

NEWS RELEASE – April 16, 2007

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

FIRST URANIUM ANNOUNCES CDN$130 MILLION OFFERING OF UNSECURED CONVERTIBLE DEBENTURES

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Company") today announced that the Company has engaged a syndicate of investment banks led by RBC Capital Markets for a private placement offering of unsecured convertible debentures ("Debentures") in the aggregate principal amount of CDN$130 million (the "Offering") to be marketed on a best efforts basis.

The terms of the Offering are expected to be finalized on or about April 18, 2007. The Offering is subject to certain conditions including the approval of the Toronto Stock Exchange and the Johannesburg Stock Exchange.

The Company intends to use the net proceeds from the Offering:

- to fund a drilling program and feasibility study in respect of the possible expansion of its Ezulwini underground uranium and gold mine project in South Africa;
- together with the net proceeds of the December 2006 initial public offering to fund the development of the Company's Ezulwini underground mining project and its Buffelsfontein tailings recovery project, also in South Africa; and
- for general corporate purposes.

The Company is currently working on re-commissioning the Ezulwini project with the intention to start hoisting uranium ore and gold production in October 2007 and is scheduled to complete construction of new uranium and gold plants by June 2008. As noted above, a portion of the net proceeds of the Offering will be used to fund an exploration program and a feasibility study in respect of the possible expansion of the Ezulwini project. In particular, the exploratory work is intended to confirm whether sufficient inferred uranium and gold resources at Ezulwini can be converted to the measured and indicated categories to justify:

- the construction of a new 250,000-tonne per month shaft to increase the amount of ore that could be hoisted to the surface and provide easier access to future extensions of the underground operation; and
- an expansion of the capacity of the planned uranium plant from 100,000 to 350,000 tonnes per month.

In conjunction with the Offering, Simmer & Jack Mines, Limited ("Simmers"), the holder of approximately 67.2% of the issued and outstanding common shares of First Uranium, has agreed to enter into a securities lending arrangement with RBC Capital Markets. Simmers has no current intention to sell any of its shareholding interest in First Uranium and has agreed to enter into the securities lending arrangement solely for purposes of increasing the liquidity of First Uranium's common shares.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Cautionary Language regarding Forward-Looking Information

This news release contains and refers to forward-looking information based on current expectations. All other statements other than statements of historical fact included in this release including, without limitation, statements regarding processing and development plans and future plans and objectives of First Uranium are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. These forward-looking statements are made as of the date hereof and there can be no assurance that such statements will prove to be accurate, such statements are subject to significant risks and uncertainties, and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements that are included herein, except in accordance with applicable securities laws.

Important factors could cause actual results to differ materially from First Uranium's expectations. Such factors include, among others: the actual results of the planned feasibility studies on First Uranium's projects; the actual results of additional exploration and development activities at First Uranium's projects; the timing and amount of estimated future production and the costs thereof; capital expenditures; the costs and timing of the development of First Uranium's projects; the availability of any additional capital required to bring future projects into production; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of commodities; the failure of plant, equipment or processes to operate as anticipated; accidents; labour disputes; delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities; currency fluctuations, as well as those factors discussed under "Risk Factors" in First Uranium's final prospectus dated December 12, 2006 as filed with securities regulatory authorities in Canada. Although First Uranium has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Gordon Miller, President and Chief Executive Officer at +27 11 830 0390 or Bob Tait, VP Investor Relations at 416 558-3858 or bob@firsturanium.com

first Uranium

First Uranium Corporation

NEWS RELEASE – April 19, 2007

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

FIRST URANIUM ANNOUNCES PRICING OF CDN$150 MILLION OFFERING OF SENIOR UNSECURED CONVERTIBLE DEBENTURES

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Company") today announced the pricing of its private placement of 4.25% senior unsecured convertible debentures (the "Debentures") due June 30, 2012 and an increase in the aggregate principal amount of Debentures to be sold to CDN$150 million. The sale of the Debentures is expected to close on May 3, 2007.

The Debentures will bear interest at a rate of 4.25% per annum payable semi-annually and will be convertible into common shares of the Company at CDN$16.42 per share representing a conversion premium of approximately 37.5% to the closing price of the shares on the Toronto Stock Exchange (the "TSX") on April 18, 2007.

The closing of the transaction is subject to certain conditions including the approval of the TSX and the Johannesburg Stock Exchange.

The syndicate for the offering of Debentures is being led by RBC Capital Markets and includes Canaccord Capital Corporation, National Bank Financial Inc., GMP Securities L.P., Cormark Securities Inc., Orion Securities and Raymond James.

The Company intends to use the net proceeds from the sale of the Debentures:

- to fund a drilling program and feasibility study in respect of the possible expansion of its Ezulwini underground uranium and gold project in South Africa;
- together with the net proceeds of the December 2006 initial public offering to fund the development of the Company's Ezulwini underground mining project and its Buffelsfontein tailings recovery project, also in South Africa; and
- for general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This document may contain or refer to forward-looking information based on current expectations. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Gordon Miller, President and Chief Executive Officer at +27 11 830 0390 or Bob Tait, VP Investor Relations at 416 558-3858 or bob@firsturanium.com

first Uranium

First Uranium Corporation

NEWS RELEASE – May 2, 2007

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

FIRST URANIUM SIGNS FORMAL AGREEMENT FOR THE ACQUISITION OF MINE WASTE SOLUTIONS (PROPRIETARY) LIMITED

Toronto, Ontario – First Uranium Corporation (TSX:FIU, JSE:FUM, CA33744R1029:ISIN) ("First Uranium" or the "Company") today announced that the Company, through its wholly-owned subsidiary, First Uranium (Proprietary) Limited, has entered into a definitive agreement in connection with the previously announced acquisition of Mine Waste Solutions (Proprietary) Limited ("MWS") and its subsidiary Chemwes (Proprietary) Limited. MWS owns and operates an existing gold mine tailings and re-processing facility adjacent to First Uranium's Buffelsfontein tailings recovery project in South Africa.

First Uranium has agreed to issue to the current shareholders of MWS 3,093,980 common shares of the Company as consideration for all of the shares of MWS.

The closing of the transaction is subject to a number of conditions including, the receipt of required approvals from the South African competition authorities, the Toronto Stock Exchange, the Johannesburg Stock Exchange, the South African Reserve Bank and the South African Department of Minerals and Energy. Subject to receipt of the requisite approvals, the transaction is expected to close no later than August 31, 2007 with effect as of April 1, 2007.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

Cautionary Language regarding Forward-Looking Information

This document may contain or refer to forward-looking information based on current expectations. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Gordon Miller, President and Chief Executive Officer at +27 11 830 0390 or Bob Tait, VP Investor Relations at 416 558-3858 or bob@firsturanium.com

first Uranium

First Uranium Corporation

NEWS RELEASE – MAY 3, 2007

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

FIRST URANIUM ANNOUNCES COMPLETION OF CDN$150 MILLION SENIOR UNSECURED CONVERTIBLE DEBENTURE OFFERING

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Company") today reported the completion of its previously announced private placement of CDN$150 million aggregate principal amount of 4.25% senior unsecured convertible debentures (the "Debentures") due June 30, 2012.

The Debentures will bear interest at a rate of 4.25% per annum payable semi-annually and will be convertible into common shares of the Company at CDN$16.42 per share representing a conversion premium of approximately 37.5% to the closing price of the shares on the Toronto Stock Exchange (the "TSX") on April 18, 2007.

The syndicate for the offering of Debentures was led by RBC Capital Markets and included Canaccord Capital Corporation, National Bank Financial Inc., GMP Securities L.P., Cormark Securities Inc., Orion Securities Inc. and Raymond James Ltd.

The Company intends to use the net proceeds from the sale of the Debentures:

- to fund a drilling program and feasibility study in respect of the possible expansion of its Ezulwini underground uranium and gold project in South Africa;
- together with the net proceeds of the December 2006 initial public offering to fund the development of the Company's Ezulwini underground mining project and its Buffelsfontein tailings recovery project, also in South Africa; and
- for general corporate purposes.

The TSX has conditionally approved the listing of the Debentures subject to standard listing conditions. It is expected that trading of the Debentures on the TSX will commence on or about September 4, 2007.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities in the United States. The Company's securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This document may contain or refer to forward-looking information based on current expectations. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Gordon Miller, President and Chief Executive Officer at +27 11 830 0390 or Bob Tait, VP Investor Relations at 416 558-3858 or bob@firsturanium.com

First Uranium Corporation

NEWS RELEASE – May 9, 2007

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

FIRST URANIUM FILES REVISED EZULWINI TECHNICAL REPORT REFLECTING AN ACCELERATED SCHEDULE AND IMPROVED NPV

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (CA33744R1029:ISIN) ("First Uranium" or "the Company") today announced that the Company has filed a revised technical report on its Ezulwini Mining Company (Proprietary) Limited ("EMC") underground uranium and gold mine. (*All dollar amounts are in U.S. dollars.*)

The preliminary assessment within the technical report generally confirms the previous technical report for the Ezulwini mine project, with some revisions. Those revisions include:

- A 29% or $74 million improvement in NPV, from $258 million to $332 million. A 6% improvement in IRR, from 26% to 32%. Although these improvements reflect the increase in the long-term price assumptions for uranium from $40 per pound to $50 per pound, they have also improved due to the investment of pre-production capital at a faster rate than originally planned, which results in an accelerated schedule for planned uranium and gold production. The improved NPV assumes the original discount rate of 8% and a gold price of $500 per ounce and excludes sunk capital costs.

- A $24.2 million increase in projected metallurgical plant costs from $88.6 million to $112.8 million, due to higher than expected increases in the cost of steel and cement caused by an industry-wide construction boom. The contingency has been reduced by $13.1 million from $44.1 million to $31.0 million due to confirmation of firm pricing, thus increasing the level of confidence in the capital estimates.

- An accelerated schedule for mining the Middle Elsburg uranium and gold reef at EMC, due to the excellent condition of the stopes. The increased uranium production rate will also enable EMC to leverage the strong uranium pricing fundamentals.

- An accelerated schedule for commissioning of all modules of the gold and uranium plants, resulting in an accelerated capital investment profile, which will provide the flexibility sooner to significantly increase uranium production

when market pricing dictates. The Company will use construction contractors until all phases of the mill and plants are completed.

- A net 122,000 ounce decrease in the shaft pillar gold resource in the Upper Elsburg reef, which will not have an impact on the project economics as the mill feed can be made up from other resource areas.

- A recommendation for an additional exploration program focused on areas of the Middle Elsburg reef to confirm the inferred resource estimate in support of the possible expansion of the Ezulwini operations, (ref. April 16, 2007 news releases).

"Our primary objective is to put both of our mining projects into production at the earliest opportunity, while remaining diligent about creating a safe environment and achieving the best return on our investment," said Gordon Miller, President and Chief Executive Officer. "The revised technical report for Ezulwini shows that better than expected mining conditions have allowed us to accelerate our original plans in key areas of the project. We are on track to meet our revised production deadlines and consequently we expect a better than planned return on this project."

The first of the two following tables shows the original mineral resource statement and the second table shows the revised mineral resource statement at Ezulwini as at January 2007, based on the results of an additional 22 drill holes in the shaft pillar area of the Upper Elsburg reef.

ORIGINAL RESOURCE STATEMENT (as of July 2006)

	Tonnes	Grade		Content	
		Gold	U_3O_8	Gold	U_3O_8
Measured	(000s)	(g/t)	(%)	(oz 000s)	(lb 000s)
UE Shaft Pillar	2,101	7.7	-	520	-
Middle Elsburg	2,450	4.9	0.072	384	3,888
Total	4,551	6.2	n/a	904	3,888
Indicated					
UE Shaft Pillar	4,586	6.1	-	900	-
Middle Elsburg	1,370	5.8	0.095	257	2,880
Total	5,956	6.0	n/a	1,157	2,880
Measured and Indicated					
UE Shaft Pillar	6,687	6.6	-	1,420	-
Middle Elsburg	3,820	5.2	0.08	641	6,768
Total	10,507	6.1	n/a	2,061	6,768
Inferred					
Upper Elsburg	64,550	5.8	-	12,055	-
Middle Elsburg	136,910	4.6	0.076	20,074	229,329
Total	201,460	5.0	n/a	32,129	229,329

REVISED RESOURCE STATEMENT (as of January 2007)

	Tonnes	Grade		Content	
		Gold	U_3O_8	Gold	U_3O_8
Measured	(000s)	(g/t)	(%)	(oz 000s)	(lb 000s)
UE Shaft Pillar	2,490	7.7	-	615	-
Middle Elsburg	2,450	4.9	0.072	384	3,888
Total	4,940	6.3	n/a	999	3,888
Indicated					
UE Shaft Pillar	3,640	5.8	-	683	-
Middle Elsburg	1,370	5.8	0.095	257	2,880
Total	5,010	5.8	n/a	940	2,880
Measured and Indicated					
UE Shaft Pillar	6,130	6.6	-	1,298	-
Middle Elsburg	3,820	5.2	0.08	641	6,768
Total	9,950	6.1	n/a	1,939	6,768
Inferred					
Upper Elsburg	64,550	5.8	-	12,055	-
Middle Elsburg Channel	4,810	2.3	-	351	
Middle Elsburg	132,100	4.7	0.075	19,742	218,319
Total	201,460	5.0	n/a	32,148	218,319

Notes:

1 CIM definitions were followed for mineral resources.
2 Mineral resources in the Upper Elsburg shaft pillar are estimated at a 4.0 g/t Au cut-off grade
3. Mineral resources are estimated using an average long-term gold price of US$500 per ounce, and a US$/R exchange rate of 7.0.
4. A minimum mining width of 1.53 m was used.
5. Rows and columns may not add exactly due to rounding.
6. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The following figure illustrates the revised capital investment schedule by quarter through to the end of 2009:



Capital Forecast ($ million)
40
35
30
25
20
15
10
5
-
Apr - Jun 07
Jul - Sep 07
Oct -Dec 07
Jan - Mar 08
Apr - Jun 08
Jul - Sep 08
Oct -Dec 08
Jan - Mar 09
Apr - Jun 09
Jul - Sep 09
Oct -Dec 09
Jan - Mar 10
Date
Dec 06 Report
Current Forecast

The following graph shows the impact of the changes to the capital investment schedule on the development program for Ezulwini. The program on the left was disclosed in a 2006 technical report filed on SEDAR on December 5, 2006. The program on the right illustrates the changes in the timelines as a result of the acceleration of the capital investment.


Development Program
first Uranium
Ezulwini
IPO Timeline
2007 2008 2009 2010
May 2007 Technical Report Timeline
2007 2008 2009 2010
CONSTRUCTION & DEVELOPMENT
Shaft Repairs, Water, Piping
Begin Hoisting
Develop Shaft Pillar & Destress Cut
Surface Infrastructure
Shaft Hoisting Capacity = 200 ktpm
Middle Elsburg Equipment, Purchase & Development
Construct Uranium Plant
Plant Modules (50 ktpm each)
Construct Gold Plant
Plant Modules (50 ktpm each)
PRODUCTION ('000 tpd)
Toll Mill Gold Ore
Gold Milling on Site
Stockpile Uranium Ore
Uranium Milling on Site
Key
Denotes Changes

The following table depicts the revised planned production from April 2007 through to March 2015:

	From April To March / Report Date	2007 2008	2008 2009	2009 2010	2010 2011	2011 2012	2012 2013	2013 2014	2014 2015
Gold ore 000s tones	Dec 2006	92	196	736	1,186	1,243	1,091	759	806
	May 2007	93	196	736	1,186	1,243	1,091	759	806
Uranium ore 000s tones	Dec 2006	-	-	800	969	892	1,077	981	951
	May 2007	-	410	725	784	943	1,077	981	951
Recovered gold 000s oz	Dec 2006	17.2	50.3	251.7	363.0	364.9	334.1	247.2	246.9
	May 2007	17.8	98.6	242.9	341.3	370.5	334.1	247.2	246.9
Recovered uranium 000s lbs	Dec 2006	-	-	662.6	804.7	750.4	929.1	893.2	895.8
	May 2007	-	335.5	602.6	652.3	793.4	929.1	893.2	895.8

Mining at the Ezulwini underground mine is planned to commence in October 2007, the first gold plant module is scheduled for completion in April 2008 (three months earlier than planned) and the first uranium plant module is scheduled for June 2008. The average annual production at Ezulwini for the life of the project (2007-2024) is expected to be 290,000 ounces of gold and 888,000 pounds of uranium (U_3O_8).

All technical disclosure in this news release relating to the Ezulwini underground mine project is extracted from a technical report entitled "Technical Report - Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa" (the "Technical Report") originally submitted on November 8, 2006, revised on December 5, 2006 and January 31, 2007 and further revised on May 9, 2007 prepared in accordance with National instrument 43-101 ("NI 43-101) by R. Dennis Bergen, P.Eng and Wayne Valliant P.Geo of Scott Wilson Roscoe Postle Associates Inc., each of whom is a "qualified person" under NI 43-

101 and is independent of First Uranium. The disclosure contained in this news release has been reviewed and approved by Mr. Bergen and Mr. Valliant.

The economic analysis contained in this news release is contained in the Technical Report and is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserves development, production and economic forecasts on which the preliminary assessment contained in the Technical Report is based, will be realized.

Cautionary Language regarding Forward-Looking Information

This news release contains and refers to forward-looking information based on current expectations. All other statements other than statements of historical fact included in this release including, without limitation, statements regarding potential production rates and operating costs, processing and development plans, estimated net present values and future plans and objectives of First Uranium are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. These forward-looking statements are made as of the date hereof and there can be no assurance that such statements will prove to be accurate, such statements are subject to significant risks and uncertainties, and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements that are included herein, except in accordance with applicable securities laws.

Important factors could cause actual results to differ materially from First Uranium's expectations. Such factors include, among others: the actual results of the planned feasibility studies on First Uranium's projects; the actual results of additional exploration and development activities at First Uranium's projects; the timing and amount of estimated future production and the costs thereof; capital expenditures; the costs and timing of the development of First Uranium's projects; the availability of any additional capital required to bring future projects into production; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of commodities; the failure of plant, equipment or processes to operate as anticipated; accidents; labour disputes; delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities; currency fluctuations, as well as those factors discussed under "Risk Factors" in First Uranium's final prospectus dated December 12, 2006 as filed with securities regulatory authorities in Canada. Although First Uranium has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:

Gordon Miller, President and Chief Executive Officer at +27 11 830 0390 or Bob Tait, VP Investor Relations at 416 558-3858 or bob@firsturanium.com

first Uranium

First Uranium Corporation

NEWS RELEASE – May 22, 2007

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

FIRST URANIUM FILES REVISED BUFFELSFONTEIN TECHNICAL REPORT

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (CA33744R1029:ISIN) ("First Uranium" or "the Company") today announced that the Company has filed a revised technical report (the "Revised Report") on its Buffelsfontein uranium and gold tailings recovery project ("Buffels") in South Africa. The Revised Report prepared by Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") reflects the previously announced proposed acquisition (the "MWS Acquisition") by First Uranium of Mine Waste Solutions (Proprietary) Limited ("MWS") which owns and operates an existing gold mining tailings and reprocessing facility adjacent to Buffels. The Revised Report also incorporates the proposed acquisition by First Uranium of three additional small tailings dams from an affiliated company (the "Additional Dams Acquisition"). In addition, to better reflect the current uranium pricing environment, the assumed price per pound of uranium has been increased by US$10 to US$50 from the assumption in the January 31, 2007 Buffels technical report (the "Prior Buffels Report").

According to the Revised Report, the projected net present value ("NPV") of the Buffels project (assuming the completion of the MWS Acquisition, the Additional Dams Acquisition and a discount rate of 8%) is US$295 million with a projected internal rate of return ("IRR") of 69% (as compared to US$211 million and 39%, respectively, as disclosed in the Prior Buffels Report). The incorporation of the MWS Acquisition and the Additional Dams Acquisition into the Buffels project accounted for an increase in the projected NPV and IRR to US$237 million and 57% respectively as compared to the Prior Buffels Report. In addition, according to the Revised Report, the increase in the uranium price assumption accounted for an increase in the projected NPV from US$237 million to US$295 million and in the projected IRR from 57% to 69%.

"Our primary objective is to bring our mining projects into production as soon as possible while keeping all of our stakeholders informed and engaged in our progress," said Gordon Miller, President and Chief Executive Officer. "We have upheld our commitment to publish a revised technical report for our Buffelsfontein tailings recovery project this month. The revised report reflects our better understanding of the benefit of the pending Mine Waste Solutions acquisition, our higher long-term price expectations for uranium and more confidence in our plans to accelerate higher production levels for uranium."

The first of the following two tables reflects the original mineral resource statement for Buffels as of April 2006, excluding the proposed MWS Acquisition and the Additional Dams Acquisition.

The second table reflects the revised mineral resource statement for Buffels as at May 22 2007, adjusted for the MWS Acquisition and the Additional Dams Acquisition. The second table includes certain adjustments from the table set out in First Uranium's April 4, 2007 news release. First, the MWS Dam 2 and Dam 4 resources have been converted from inferred to measured and indicated as a result of further work and verification. In addition, the MWS Dam 2 resources has been reduced as approximately 1.1 million tonnes of tailings have been used by MWS to run its gold plant since the resources were previously measured. As well, the Company has included the MWS Dam 5 resource in the resource statement in the inferred category.

ORIGINAL RESOURCE STATEMENT (as of April 2006)

	Tonnes	Grade		Content	
		Gold	U_3O_8	Gold	U_3O_8
Measured	(000s)	(g/t)	(%)	(oz 000s)	(lb 000s)
Buffels 2	23,700	0.40	0.0087	301	4,544
Buffels 3	29,400	0.35	0.0103	335	6,674
Buffels 4	16,380	0.38	0.0102	202	3,682
Buffels 5	45,584	0.21	0.0062	306	6,229
Total Measured	115,064	0.31	0.0083	1,144	21,130
Indicated					
Harties 1	92,576	0.32	0.0061	941	12,446
Harties 2	35,640	0.31	0.0058	354	4,556
Harties 5	23,133	0.31	0.0053	228	2,702
Harties 6	14,604	0.22	0.0059	105	1,899
Total Indicated	165,953	0.31	0.0059	1,628	21,603
Total Meas. & Indicated	281,017	0.31	0.0069	2,772	42,733
Inferred					
Harties 7	1,740	0.54	0.0243	30	932
Total Inferred	1,740	0.54	0.0243	30	932

Notes:

1 CIM definitions were followed for mineral resources.
2 A zero grade cutoff grade was used.
3. Rows and columns may not add exactly due to rounding.
4. Preliminary metallurgical test results indicate that recoveries will be approximately 27% for uranium and 68% for gold.
5. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

REVISED RESOURCE STATEMENT (as per the Revised Report)

	Tonnes	Grade		Content	
		Gold	U_3O_8	Gold	U_3O_8
Measured	(000s)	(g/t)	(%)	(oz 000s)	(lb 000s)
Buffels 2	23,700	0.40	0.0087	301	4,544
Buffels 3	29,400	0.35	0.0103	335	6,674
Buffels 4	16,380	0.38	0.0102	202	3,682
Total Measured	69,480	0.38	0.0097	838	14,901
Indicated					
Buffels 5	45,584	0.21	0.0062	306	6,229
Harties 1	92,576	0.32	0.0061	941	12,446
Harties 2	35,640	0.31	0.0058	354	4,556
Harties 5	23,133	0.31	0.0053	228	2,702
Harties 6	14,604	0.22	0.0059	105	1,899
MWS 2	2,600	0.45	0.0080	38	458
MWS 4	14,423	0.29	0.0140	134	4,450
Total Indicated	228,560	0.29	0.0065	2,106	32,741
Total Meas. & Indicated	298,040	0.31	0.0073	2,944	47,642
Inferred					
Harties 7	1,740	0.54	0.0243	30	932
Harties – Flanagan	43	0.80	0.0229	1	22
Harties – Ellaton	1,500	0.52	0.0087	25	288
Harties – NKGE	680	0.41	0.0158	9	237
MWS 5	60,700	0.29	0.0093	566	12,442
Total Inferred	64,663	0.30	0.0098	631	13,920

Notes:

1 CIM definitions were followed for mineral resources.
2 A zero grade cutoff grade was used.
3. Rows and columns may not add exactly due to rounding.
4. Preliminary metallurgical test results indicate that recoveries will be approximately 27% for uranium and 68% for gold.
5. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
6. Harties - Flanagan, Harties - Ellaton and Harties - NKGE are the three tailings dams proposed to be acquired by First Uranium pursuant to the Additional Dams Acquisition.

While the MWS Dam 5 resource is included in the revised Buffels resource statement, it has not been included in the economic analysis on the Buffels project. However, the Company anticipates that MWS Dam 5 would add another three years to Buffels' mine life.

With the MWS resources better defined, the Buffels' mine life is now estimated, assuming the completion of the MWS Acquisition, to be 16 years, not 17 as originally announced on April 4, 2007.

As the Company allocates Buffels' projected cash costs in proportion to the projected revenue contribution from each product and the Company is assuming higher uranium prices and revenues, the Company expects that on a co-product basis the cash cost of gold should be $220 per ounce and the cash cost of uranium should be $22.05 per pound.

Gold production at MWS continues and will be credited to First Uranium as of April 1, 2007 assuming completion of the acquisition. Uranium production from the first two of three uranium plant modules is scheduled to commence in November 2008. The average annual production for Buffels (assuming completion of the MWS Acquisition) for the life of the project (March 2007 to April 2023) is expected to be 128,000 ounces of gold and 922,000 pounds of uranium.

The Company expects to continue the work with preparation of a pre-feasibility study for Buffels commencing immediately.

All technical disclosure in this news release relating to the Buffelsfontein tailings recovery project is extracted from a technical report entitled "Technical Report - Preliminary Assessment of the Buffelsfontein Project, North West Province, Republic of South Africa" (the "Buffels Technical Report") originally submitted on November 8, 2006, revised on December 5, 2006 and January 31, 2007 and further revised on May 22, 2007 prepared in accordance with National instrument 43-101 ("NI 43-101) by R. Dennis Bergen, P.Eng and Wayne Valliant P.Geo of Scott Wilson RPA, each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium. The disclosure contained in this news release has been reviewed and approved by Mr. Bergen and Mr. Valliant.

In addition, the disclosure in this news release and the Buffels Technical Report assumes the completion of the MWS Acquisition and the Additional Dams Acquisition by First Uranium. The MWS Acquisition is subject to a number of conditions including, among others, the receipt of required approvals from South African competition authorities, the Toronto Stock Exchange, the South African Reserve Bank and the South African Department of Minerals and Energy. Subject to receipt of the requisite approvals, the MWS Acquisition is expected to close no later than August 31, 2007 with effect as of April 1, 2007.

The economic analysis contained in this news release is contained in the Buffels Technical Report and is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserves development, production and economic forecasts on which the preliminary assessment contained in the Buffels Technical Report is based, will be realized.

Cautionary Language Regarding Forward-Looking Information

This news release contains and refers to forward-looking information based on current expectations. All other statements other than statements of historical fact included in this release including, without limitation, statements regarding potential production rates and operating costs, processing and development plans, estimated net present values and future plans and objectives of First Uranium are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. These forward-looking statements are made as of the date hereof and there can be no assurance that such statements will prove to be accurate, such statements are subject to significant risks and uncertainties, and actual results and future events could differ materially from those

anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements that are included herein, except in accordance with applicable securities laws.

Important factors could cause actual results to differ materially from First Uranium's expectations. Such factors include, among others: the timely completion of the MWS Acquisition and the Additional Dams Acquisition, the actual results of the planned feasibility studies on First Uranium's projects; the actual results of additional exploration and development activities at First Uranium's projects; the timing and amount of estimated future production and the costs thereof; capital expenditures; the costs and timing of the development of First Uranium's projects; the availability of any additional capital required to bring future projects into production; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of commodities; the failure of plant, equipment or processes to operate as anticipated; accidents; labour disputes; delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities; currency fluctuations, as well as those factors discussed under "Risk Factors" in First Uranium's final prospectus dated December 12, 2006 as filed with securities regulatory authorities in Canada. Although First Uranium has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Gordon Miller, President and Chief Executive Officer at +27 11 830 0390 or Bob Tait, VP Investor Relations at 416 558-3858 or bob@firsturanium.com

First Uranium Corporation

NEWS RELEASE – May 30, 2007

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

FIRST URANIUM APPOINTS NEW DIRECTOR TO THE BOARD

Toronto, Ontario – First Uranium Corporation (TSX:FIU, JSE:FUM, CA33744R1029:ISIN) ("First Uranium" or the "Company") is pleased to announce that Wayne S. Hill has joined the Board of First Uranium effective May 29, 2007.

Mr. Hill has more than 35 years of experience in public company financial management and reporting, treasury, business development, mergers and acquisitions, risk management and corporate governance. He has been a senior officer with Toromont Industries, a TSX-listed company since 1985. He is currently the Executive Vice President and served as Toromont's Chief Financial Officer for 20 years until 2005. Mr. Hill has served in senior roles at a number of public companies and has been a Director of Toromont since 1988.

Mr Hill holds Bachelor of Commerce (Honours) from Queen's University in Kingston and is a Chartered Accountant.

"Mr. Hill brings a wealth of business experience and additional financial and accounting acumen to the Board," said Nigel Brunette, Chairman of First Uranium. "We are very pleased that he will be joining us, and believe that he will make a very positive contribution."

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

Cautionary Language regarding Forward-Looking Information

This document may contain or refer to forward-looking information based on current expectations. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Gordon Miller, President and Chief Executive Officer at +27 11 830 0390 or Bob Tait, VP Investor Relations at 416 558-3858 or bob@firsturanium.com

first Uranium

RECEIVED

2008 OCT -8 P 12:13

First Uranium Corporation

NEWS RELEASE – June 7, 2007

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

FIRST URANIUM COMPLETES ACQUISITION OF MINE WASTE SOLUTIONS (PROPRIETARY) LIMITED

Toronto, Ontario – First Uranium Corporation (TSX:FIU, JSE:FUM, CA33744R1029:ISIN) ("First Uranium" or the "Company") today announced that its wholly-owned subsidiary, First Uranium (Proprietary) Limited, has completed the acquisition of Mine Waste Solutions (Proprietary) Limited ("MWS") and its wholly-owned subsidiary Chemwes (Proprietary) Limited ("Chemwes"). With this closing, First Uranium will issue, in full consideration of the purchase price, 3,093,980 common shares to the vendors, namely Fraser Alexander Tailings (Pty) Ltd., Nedbank Capital, Industrial Development Corporation of South Africa Limited and the current MWS management.

The MWS assets acquired include:

- a gold plant with proven capacity for processing 570,000 tonnes per month and
- three tailings dams from which uranium and gold can be recovered.

"We welcome the Mine Waste Solutions operating team into First Uranium, where they will join our Buffelsfontein operations led by Jacob Mtonga," said Gordon Miller, President and CEO of First Uranium. "The acquisition facilitates the Buffelsfontein tailings recovery project reaching peak production sooner, improving its overall economics and extending the life of the project. We are pleased to have this acquisition completed ahead of schedule and appreciate the prompt attention given to our transaction by the South African Reserve Bank and the Competition Commission of South Africa to approve this transaction."

The acquisition of MWS benefits the Buffelsfontein tailings recovery project by providing:

- immediate financial benefit from gold production, 15 months ahead of schedule;
- an accelerated schedule (by eight months) to achieve peak uranium and gold production;

- a tailings deposition area;
- an increase to the measured and indicated resource of the project by 172,000 ounces of gold and 4.9 million pounds of uranium;
- an increase to the inferred resource of the project by 566,000 ounces of gold and 12.4 million pounds of uranium;
- the life of the project from 14 to 16 years and
- an improved NPV.

For more details about how the acquisition of MWS impacts the Buffelsfontein tailings recovery project reference should be made to the following documents on First Uranium's website, www.firsturanium.com:

- news release of April 4, 2007 "First Uranium acquires Mine Waste Solutions (Proprietary) Limited to complement the Buffelsfontein Tailings Recovery Project in South Africa":
- news release of May 2, 2007 "First Uranium signs formal agreement for the acquisition of Mine Waste Solutions (Proprietary) Limited;
- news release of May 22, 2007 "First Uranium files revised Buffelsfontein technical report"; and
- technical report of May 22, 2007 "Preliminary Assessment of the Buffelsfontein Project, North West Province, Republic of South Africa."

All technical disclosure in this news release relating to the Buffelsfontein tailings recovery project is extracted from a technical report entitled "Technical Report - Preliminary Assessment of the Buffelsfontein Project, North West Province, Republic of South Africa" (the "Buffels Technical Report") originally submitted on November 8, 2006, revised on December 5, 2006 and January 31, 2007 and further revised on May 22, 2007 prepared in accordance with National instrument 43-101 ("NI 43-101) by R. Dennis Bergen, P.Eng and Wayne Valliant P.Geo of Scott Wilson RPA, each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium. The disclosure contained in this news release has been reviewed and approved by Mr. Bergen and Mr. Valliant.

The economic analysis contained in this news release is contained in the Buffels Technical Report and is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserves development, production and economic forecasts on which the preliminary assessment contained in the Buffels Technical Report is based, will be realized.

Cautionary Language Regarding Forward-Looking Information

This news release contains and refers to forward-looking information based on current expectations. All other statements other than statements of historical fact included in this release including, without limitation, statements regarding potential production rates and operating costs, processing and development plans, estimated net present values and future plans and objectives of First Uranium are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. These forward-looking statements are made as of the date hereof and there can be no assurance that such statements will prove to be accurate, such statements are subject to significant risks and uncertainties, and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements that are included herein, except in accordance with applicable securities laws.

Important factors could cause actual results to differ materially from First Uranium's expectations. Such factors include, among others: the actual results of the planned feasibility studies on First Uranium's projects; the actual results of additional exploration and development activities at First Uranium's projects; the timing and amount of estimated future production and the costs thereof; capital expenditures; the costs and timing of the development of First Uranium's projects; the availability of any additional capital required to bring future projects into production; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of commodities; the failure of plant, equipment or processes to operate as anticipated; accidents; labour disputes; delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities; currency fluctuations, as well as those factors discussed under "Risk Factors" in First Uranium's final prospectus dated December 12, 2006 as filed with securities regulatory authorities in Canada. Although First Uranium has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Gordon Miller, President and Chief Executive Officer at +27 11 830 0390
Bob Tait, VP Investor Relations at 416 558-3858 or bob@firsturanium.com

first Uranium

First Uranium Corporation

NEWS RELEASE – June 14, 2007

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

FIRST URANIUM REPORTS RESULTS FOR YEAR ENDED MARCH 31, 2007

All amounts are in US Dollars unless otherwise noted.

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (CA33744R1029:ISIN) ("First Uranium" or "the Company") today announced its financial results for the year ended March 31, 2007 ("Fiscal 2007") as compared to the year ended March 31, 2006 ("Fiscal 2006") and provided a progress update on its Ezulwini Mine and Buffelsfontein tailings recovery project (the "Current Projects") in South Africa.

Highlights

During Fiscal 2007, First Uranium:

- Completed the Company's initial public offering in December 2006 on the Toronto Stock Exchange, raising gross proceeds of $201.8 million
- Commenced underground development at the Ezulwini Mine in February 2007 (two months ahead of schedule)
- Completed an evaluation to optimize uranium recovery using pressure leaching at the Buffelsfontein tailings recovery project
- Ended Fiscal 2007 with cash and cash equivalents of $138.9 million
- Incurred a net loss of $7.9 million
- Invested $24.3 million to develop the Current Projects
- Completed a secondary listing on the Johannesburg Stock Exchange

Subsequent to the end of Fiscal 2007, First Uranium:

- Raised gross proceeds of Cdn$150 million through an issue of senior unsecured convertible debentures
- Filed revised technical reports for each of the Current Projects, which improved their NPV and IRR reflecting the accelerated timetables of both projects
- Accelerated capital investment at the Ezulwini Mine to advance by three months plant commissioning and production startup

- Acquired Mine Waste Solutions (Proprietary) Limited to advance the Buffelsfontein tailings recovery project
- Received acceptance by the South African Department of Mines and Energy for a prospecting permit application on incremental ground contiguous to the Ezulwini Mine
- Added a Chief Financial Officer and an Executive Vice-President, Compliance to round out the executive management team

Overview

First Uranium recorded a net loss of $7.9 million during Fiscal 2007 as compared to a loss of $6.9 million during Fiscal 2006. On a per share basis the Company recorded a net loss of $0.08 in Fiscal 2007 as compared to a loss of $0.08 in Fiscal 2006, based on the weighted number of average common shares outstanding of 97.5 million and 84.2 million respectively. During both Fiscal 2006 and Fiscal 2007, the Company was still in the development phase and, accordingly, had no operating revenue in either period.

"We have made good progress on the development of our two South African uranium and gold projects, the Ezulwini underground mine and the Buffelsfontein tailings recovery project," said Gordon Miller, President and Chief Executive Officer of First Uranium.

"We have taken significant strides to advance production at both projects by accelerating the construction schedule at Ezulwini and completing the acquisition of an existing gold plant adjacent to Buffelsfontein," continued Mr. Miller. "By advancing production at both projects in an environment of high uranium demand and prices, we expect that the near-term revenue contribution from Ezulwini and Buffelsfontein will be much higher than we originally anticipated. The combined proceeds of the initial public offering and the recent convertible debenture offering, as well as the prospect for higher than planned revenue, gives us confidence that we are well funded to advance our current projects to full production."

Expenses

Expenses during the last two fiscal years reflected normal costs associated with the start-up of a new company and the development of new mining projects, including:

- Consulting and management fees, which increased in Fiscal 2007 compared to Fiscal 2006 by 49% to $2.2 million, principally due to the costs associated with its initial public offering and listing on the Toronto Stock Exchange (the "TSX") and expenditures in connection with the management of the timely development of the Current Projects

- General and administrative expenses increased in Fiscal 2007 as new employees were hired and the Johannesburg and Toronto offices were established

- Stock-based compensation costs of $2.5 million in Fiscal 2007, principally related to the granting of stock options to management and the new Board of Directors. Comparable costs in Fiscal 2006 were insignificant
- Pumping and feasibility costs of $0.8 million related to the Current Projects, decreased from $5.1 million in Fiscal 2006, as such costs were capitalized in Fiscal 2007 based on the planned development of the Current Projects
- A foreign exchange loss of $4.6 million in Fiscal 2007, which was primarily related to the conversion of the net Canadian dollar denominated proceeds from the initial public offering in December 2006 to South African rand in accordance with the requirements of the South African Reserve Bank

All of the above expenses were partially offset in Fiscal 2007 by $3.4 million of interest income from the proceeds of the Company's initial public offering, which net of underwriting fees, raised $189 million.

Cash and Capital Expenditures
First Uranium ended Fiscal 2007 with cash and cash equivalents of $138.9 million ($0.6 million at the end of Fiscal 2006), which reflects the net proceeds of the initial public offering less the cost of certain assets acquired from the Company's controlling shareholder Simmer and Jack Mines, Limited, cash utilized in operations and capital invested for additions to property, plant and equipment.

Including cash, the Company had $181.4 million of assets at the end of Fiscal 2007. During Fiscal 2007 the Company has invested $24.3 million of cash in property, plant and equipment, comprised primarily of the mining and plant assets at Ezulwini.

Production Forecast
At the Ezulwini Mine, gold production is planned to commence in October 2007 and uranium production is expected to begin in June 2008 to achieve an average annual production of 290,000 ounces of gold and 888,000 pounds of uranium over the 18-year life of the mine. With the acquisition of MWS, the Company's Buffelsfontein tailings recovery project is producing gold and is expected to commence uranium production in November 2008 to achieve an average annual production of 128,000 ounces of gold and 922,000 pounds of uranium over the 16-year life of the project.

Management Appointment
Effective June 1, 2007 John Berry has joined the First Uranium management team as Executive Vice-President, Compliance to oversee, among other things, the Corporation's applications process for mining and prospecting rights and environmental permits. Mr. Berry has been involved in the mining industry since

1977 and is an Executive Director with Simmer and Jack Mines, Limited. He will divide his time evenly between the two companies.

Third Quarter Restatement
First Uranium has restated the consolidated interim financial statements for the three months ended December 31, 2006 to reflect additional costs relating to the Offering. These additional costs include fees payable to Investec Bank Limited of South Africa, in respect of various advisory and regulatory services provided in connection with the Offering, as well as advisory fees payable to a number of technical consultants.

Technical Disclosure
All technical disclosure in this news release relating to the Ezulwini project is extracted from a technical report entitled "Technical Report - Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa" originally submitted on November 8, 2006 and December 5, 2006 and revised on May 9, 2007 prepared in accordance with NI 43-101 by Wayne Valliant, P.Geo. and R. Dennis Bergen, P.Eng of Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA"). All technical disclosure in this news release relating to the Buffelsfontein tailings recovery project is extracted from a technical report entitled "Technical Report - Preliminary Assessment of the Buffelsfontein Project, Northwest Province, Republic of South Africa" originally submitted on November 8, 2006, revised on December 5, 2006 and January 31, 2007 and further revised on May 22, 2007 prepared in accordance with National Instrument 43-101 ("NI 43-101") by R. Dennis Bergen, P.Eng and Wayne Valliant, P.Geo. of Scott Wilson RPA. Each of Mr. Valliant and Mr. Bergen is a "qualified person" under NI 43-101 and is independent of First Uranium. The technical disclosure contained in this news release has been reviewed and approved by Mr. Bergen and Mr. Valliant.

The economic analysis contained in this news release is contained in the technical reports mentioned above and is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserves development, production and economic forecasts on which the preliminary assessment contained in the technical reports are based, will be realized.

Cautionary Language Regarding Forward-Looking Information

This news release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Corporation's expectations as at June 13, 2007; (ii) actual results may differ materially from the Corporation's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Corporation cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) approvals to transfer or grant, as the case may be, mining rights will be obtained; (ii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iii) mineral resource estimates are accurate; (iv) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (v) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vi) that outstanding approvals for the completion of an acquisition, the transfer of mining rights and the approval of mining rights will be granted; (vii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Corporation and their investment in the Corporation's common shares to a sufficient level to continue to support the Corporation's compliance with 2014 BEE requirements; and (viii) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini Mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations at 416 558-3858 or bob@firsturanium.com

First Uranium

First Uranium Corporation

NEWS RELEASE – July 26, 2007

FIRST URANIUM IDENTIFIES INITIAL DRILL TARGETS WHICH MAY LEAD TO A SIGNIFICANT INCREASE IN URANIUM AND GOLD PRODUCTION FROM A NEW 250,000 TONNE-PER-MONTH SHAFT AT THE EZULWINI MINE

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM, CA33744R1029:ISIN) ("First Uranium" or "the Company") today announced that the Company has defined initial underground and surface drilling targets related to the possible expansion of the Ezulwini underground uranium ("U_3O_8") and gold ("Au") mine (the "Expansion Program"), located approximately 40 kilometres south-west of Johannesburg in the Witwatersrand Basin of South Africa. The Expansion Program is on track and the drilling program to test the newly defined drill targets is an integral part of the Expansion Program to justify the capital required for the sinking of an additional shaft, which would be used to access and mine the uranium and gold resource over and above the existing mine plan from the existing main shaft.

"While we remain focussed on near-term uranium and gold production at our two South African projects, we recognize how important it is to our shareholders for us to have additional avenues of growth," said Gordon Miller, President and Chief Executive Officer of First Uranium. "This Expansion Program has the potential to significantly increase production beyond levels currently planned and thereby extend the current 19-year mine plan, which only consumes 20% of the significant resource area at this site."

According to First Uranium's mine plan for Ezulwini, as disclosed in the technical report filed on May 9, 2007, the Company expects to commence hoisting in October 2007, with the first gold plant module scheduled for completion in April 2008 and the first uranium plant module scheduled for completion in June 2008. According to the existing mine plan, the average annual production at Ezulwini for the life of the project (2007-2024) is expected to be 290,000 ounces of gold and 888,000 pounds of uranium.

The Ezulwini mine began operation in the 1960s, producing gold until 2001, when the mine was placed on care and maintenance. Uranium was mined from the separate Middle Elsburg ore body, which was developed twenty years after development of the Upper Elsburg ore body, during the period from 1982 to 1997.

Detailed studies for the Expansion Program have been completed by Minxcon (Pty) Limited, independent South African mining and exploration consultants engaged by the Company to validate and capture historic mine sampling and mill data which has been recovered from archives that were somewhat in disarray. Recent in stope face sampling procedures have been conducted to verify some of this historic data. Minxcon has utilised this historical face sampling information to project higher grade pay-shoot trends for the purposes of defining drill target areas. The attached plan depicts the pay-shoot trends identified and illustrates these trends in relation to existing mine development. Due to the existing development, it will be possible to drill some of these target areas from existing underground excavations.

The outputs of this work have been compared to historical grades as delivered to the plant for a period of 14 years during the period 1982 to 1995: This recent and comprehensive analysis resulted in the derivation of a mine recovery factor[2] of 74% for gold and 65% for uranium for the entire historic reporting period. These mine recovery factors have been used to define potential expected plant delivery grades from six respective drilling target areas. The table below summarizes the expected plant delivery grades from the conceptual mining areas of each identified target zone based upon a Bayesian approach.

Drill Target Area	Drilling Access From:	Au			U_3O_8		
		Assumed Cut Off Grade	Actual In Stope Grade	Assumed Plant Delivery Grade	Assumed Cut Off Grade	Actual In Stope Grade	Assumed Plant Delivery Grade
		g/t	g/t	g/t	kg/t	kg/t	kg/t
1[1]	Surface	4.46	8.93	6.61	0.566	0.970	0.630
2	Underground	2.85	10.2	7.54	0.436	0.800	0.520
3	Underground	2.61	6.66	4.93	0.564	0.128	0.830
4	Underground	2.49	7.11	5.26	0.264	0.560	0.360
5	Underground	1.34	4.13	3.05	0.290	0.580	0.520
6	Underground	2.99	6.69	4.95	0.410	0.800	0.450

Notes: 1) This table has been derived using population statistics on face sampling data; geo-statistics have been applied to pay shoot 1 only, resulting in a lower Au plant delivery grade of 5.9g/t (versus 6.61g/t) and a higher U_3O_8 plant delivery grade of 0.642kg/t (versus 0.630kg/t)

2) Mine Recovery Factor is the combination of dilution and loss factors applied to convert "in stope" sampling grade to a plant delivery grade

3) Grades depicted are based upon face sample averages within mining areas adjacent to drill target areas

4) Cut off grades per pay-shoot area were determined using grade tonnage curves derived from a historical mining extraction of 65%

5) Average stope mining width was 180 centimetres

The surface area for each of the respective drill target areas, as shown in the table below, has been defined by assuming that historical geological pay-shoot continuity exists such that a metal content per available mining square metre can be ascribed to these areas.

Drill Target Area	Plant Delivery Grade		Square Metres	Au Equivalent	U_3O_8 Equivalent	Width
	Au Equivalent	U_3O_8 Equivalent				
	g/t	kg/t	m^2	g/m^2	kg/m^2	cm
1	10.93	1.589	1,044,742	54.72	7.95	180
2	11.10	1.614	381,582	55.57	8.08	180
3	10.68	1.552	104,213	53.42	7.76	180
4	7.76	1.127	226,526	38.81	5.64	180
5	5.65	0.821	168,506	28.26	4.11	180
6	8.53	1.239	202,589	42.67	6.20	180

1) Au and U_3O_8 equivalents have been calculated using only First Uranium's stated long-term pricing assumptions of US$500 per ounce for Au and US$50 per pound for U_3O_8.
2) By example, a grade of 1Kg U_3O_8 per tonne equates to 6.88 grams per tonne of Au.

Based upon an internal concept evaluation, the combined Phase 1 drill target areas have the potential to delineate a substantial portion of the measured and indicated resources required to justify the construction of a new 250,000 tonne-per-month shaft and mill expansion, which could effectively triple production capacity form the uranium-bearing Middle Elsburg ore body. The conceptual evaluation excludes any potential contribution from lower-grade areas known to exist between pay shoots, and excludes any potential contribution from the UE1a Reef. The Company expects that it will need to drill approximately 16,000 metres to complete Phase 1 of the Expansion Program.

The Phase 2 target areas, which are significantly larger in area, have been less explored in the past since mining activity was concentrated in the northern section of the property. New drill target areas will be defined in Phase 2 once the face sampling information from historic mining in these areas has been validated for the UE1A Reef. Based on very limited information, gathered from three previous surface drill holes, it is apparent that a zone of thicker width gold and uranium mineralisation exists where the E9EC and UE1A Reefs sub outcrop against each other. This zone which varies in thickness, from 7 to 26 metres, has been intersected at three points along a three-kilometre section of strike stretching from the northern boundary of the property and is open ended to the southern boundary. This zone has been mined extensively on the property to the north of Ezulwini, where mechanised mining methods were used to successfully extract gold over mining widths of up to 25 metres.

First Uranium will continue to define additional drill target areas to add to the findings of the existing Expansion Program and expects to disclose the complete drill results and resource estimation by the end of 2008.

The Expansion Program excludes any prospecting that will take place on contiguous properties to the north-east and south-east of the Ezulwini lease area covered by the prospecting application submitted to and accepted by, the South

African Department of Minerals and Energy, as disclosed in First Uranium's news release dated on April 16, 2007.

All technical disclosure in this news release relating to the Expansion Program is extracted from studies prepared in accordance with National instrument 43-101 ("NI 43-101) by Daan Van Heerden, Pr.Eng of South African mining and exploration consultants, Minxcon (Pty) Limited, who is a "qualified person" under NI 43-101 and is independent of First Uranium. The disclosure contained in this news release has been reviewed and approved by Mr. Van Heerden.

The life of mine estimate, projected average annual production and inferred resource grades in this news release relating to the Ezulwini underground mine project is extracted from a technical report entitled "Technical Report - Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa" (the "Technical Report") originally submitted on November 8, 2006, revised on December 5, 2006 and January 31, 2007 and further revised on May 9, 2007 prepared in accordance with National instrument 43-101 ("NI 43-101) by R. Dennis Bergen, P.Eng and Wayne Valliant, P.Geo of Scott Wilson Roscoe Postle Associates Inc., each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium. The disclosure in this news release related to the RPA technical report has been reviewed and approved by Mr. Bergen and Mr. Valliant.

The economic analysis contained in this news release is contained in the Technical Report and is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserves development, production and economic forecasts on which the preliminary assessment contained in the Technical Report is based, will be realized.

Cautionary Language Regarding Forward-Looking Information

This news release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as

anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Corporation's expectations as at the data of this news release; (ii) actual results may differ materially from the Corporation's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Corporation cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, First Uranium has made several material assumptions, including but not limited to, the assumptions referred to in this news release and assumption that: (i) approvals to transfer or grant, as the case may be, mining rights will be obtained; (ii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iii) mineral resource estimates are accurate; (iv) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (v) labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vi) outstanding approvals for the completion of an acquisition, the transfer of mining rights and the approval of mining rights will be granted; (vii) black economic empowerment ("BEE") investors will maintain their interest in the Corporation and their investment in the Corporation's common shares to a sufficient level to continue to support the Corporation's compliance with 2014 BEE requirements; and (viii) the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini Mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations at 416 558-3858 or bob@firsturanium.com


Harmony
Lease Area
Ezulwini
Prospecting
Right
Application
Existing
Ezulwini
Mining Right
Ezulwini
Prospecting
Right
Application
ULWINI SHAFT
VCR Sub outcrop
Gold/Uranium Equivalent –
Mill Feed Grade
E9EC/UE1A
Sub outcrop
PHASE 2
PAY
SHOOT
AREA
MAIN SHAFT
VENT SHAFT

Borehole	Channel Width (cm)		Au		U_3O_8	
			E9EC	UE1A	E9EC	UE1A
	E9EC	UE1A	g/t	g/t	kg/t	kg/t
A	66	61	0.10	15.07	0.073	0.573
B	153	546	0.10	1.60	0.328	0.625
C	160	902	0.10	3.18	0.154	0.309
D	995	1665	3.05	0.97	0.418	0.191
E		731		2.10		0.272

first Uranium

First Uranium Corporation

NEWS RELEASE - August 13, 2007

FIRST URANIUM REPORTS RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2007

All amounts are in US dollars unless otherwise noted.

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (CA33744R1029:ISIN) ("First Uranium" or "the Corporation") today announced that it recorded a net profit of US $5.5 million for the three months ended June 30, 2007 ("Q1 2008") compared to a net loss of US$2.2 million recorded for Q1 2007, primarily as a result of foreign exchange gains and net interest income offset by operating losses incurred in the quarter under review.

Highlights

During Q1 2008, First Uranium:

- Raised gross proceeds of Cdn$150 million through an issue of 4.25% senior unsecured convertible debentures (the "Debentures").
- Filed revised technical reports for each of the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project, which indicated improvement to their respective NPVs and IRRs, reflecting the accelerated timetables for both projects.
- Accelerated capital investment at the Ezulwini Mine to advance the plant commissioning and production startup by three months.
- Acquired effective June 6, 2007 100% of the equity interest and management control of Mine Waste Solutions (Proprietary) Limited and its subsidiary Chemwes (Proprietary) Limited (collectively "MWS") to advance the Buffelsfontein Tailings Recovery Project, following which First Uranium has commenced to record for its account gold production from the MWS plant.
- The South African Department of Minerals and Energy acknowledged receipt of the Corporation's prospecting permit application on incremental ground contiguous to the Ezulwini Mine.

Subsequent to Q1 2008, First Uranium defined initial underground and surface drilling targets related to the possible expansion of the existing Ezulwini underground uranium and gold mine (the "Ezulwini Expansion Program").

In the second quarter of fiscal year 2008 ending September 30, 2007, the Corporation plans to process 1.5 million tonnes of tailings through its MWS gold plant, with expected production of over 12,000 ounces of gold.

"While we are actively pursuing additional avenues of growth through the Ezulwini Expansion Program, our focus remains on advancing production at our two uranium and gold projects, the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project," said Gordon Miller, President and Chief Executive Officer of First Uranium.

"To this end we've accelerated the construction schedule at Ezulwini and, with the completion of the acquisition of MWS, which included a gold plant, tailings and a tailings deposition area, we are in the process of integrating these facilities into the Buffelsfontein Tailings Recovery Project, which will accelerate production from the Corporation's Buffelsfontein tailings," continued Mr. Miller. "With the combined capital resources of cash and cash equivalents, the net proceeds from the Debentures and anticipated revenue from future sales of gold and uranium, we believe we are fully-funded to develop our existing mining projects as currently planned and advance them to full production by 2010."

Although spot prices for uranium, which reached $136 per pound at the end of June, have recently softened to $110 per pound, this is still above the $50 per pound, upon which First Uranium has based its project economics for the next 20 years. Concerns about the supply of uranium not being able to meet near- to mid-term demand persist in the market. The Corporation has not yet signed any contracts to supply uranium and does not expect to do so until it is nearer production in June 2008.

Revenue
First Uranium generated revenue of $2.2 million during Q1 2008 from the operation of the MWS gold plant, which the Corporation assumed ownership of on June 6, 2007.

Expenditures
Expenses during Q1 2008 reflect normal costs associated with a development-phase company that, with the exception of the newly acquired MWS operations, was not yet in production.

Operating losses of $3.3 million in Q1 2008 reflect an increase from the $2.9 million loss in Q1 2007, primarily as a result of:

- An increase in services required to support the development of the projects and establishing corporate offices including an increase in employee compensation costs, consulting and professional fees to support a growing infrastructure including the establishment of offices in Johannesburg and Toronto, which were not in existence in Q1 2007.

- Stock-based compensation costs of $0.8 million relating to the amortized cost of stock options granted to directors, officers, employees and consultants. The fair value of the stock-based compensation was estimated using the Black-Scholes option pricing model.

- The decrease in pumping and feasibility costs to $0.3 million in Q1 2008 (versus $1.5 million in Q1 2007), reflect the fact that these costs are being capitalized in Q1 2008 as part of the mine infrastructure costs as compared to being expensed as care and maintenance costs for the Ezulwini Mine in Q1 2007, prior to commencement of development activities.

- Interest of $1.0 million was paid on the Debentures at the end of the quarter.

- The accretion expense of $1.1 million also relates to the Debentures.

The above expenses were partially offset during Q1 2008 by $4.4 million of interest income from the $177.7 million of net proceeds from the Corporation's initial public offering (the "Offering") and the net proceeds from the issue of the Debentures.

The Corporation also benefited from foreign exchange gains of $6.4 million during Q1 2008 (Q1 2007: $0.8 million), which result from the Corporation reporting in US dollars, while the majority of its cash funds are held in Canadian dollars and in South African rand, each of which have strengthened against the US dollar.

Cash and Capital Expenditures
First Uranium ended Q1 2008 with cash and cash equivalents of $275.2 million as compared to $138.9 million at the fiscal year ended March 31, 2007. This position reflects the net proceeds of both the Offering and the Debentures, less the cost of certain assets acquired from Simmer & Jack,cash utilized in operations and capital invested for additions to property, plant and equipment.

Including cash and cash equivalents, the Corporation had $373.5 million of assets at the end of Q1 2008. Total liabilities at the end of Q1 2008 of $118.9 million included $89.3 million for the debt portion of the Debentures and an $11.1 million future tax liability arising from the MWS acquisition. Shareholders' equity amounted to $254.6 million.

Production Overview
To date, US$29.1 million has been spent on re-opening and re-furbishing the Ezulwini Mine. The shaft stabilization is on track for completion in September 2007 and the Corporation expects to commence hoisting ore in October 2007. The first gold plant module is scheduled for completion in April 2008, three months ahead of the previously disclosed schedule; and, the first uranium plant

module is on track for completion in June 2008 to achieve an average annual production of 290,000 ounces of gold and 888,000 pounds of uranium over the 18-year life of the mine.

The accelerated schedule for commissioning all modules of the gold and uranium plants results in an accelerated capital investment profile, which will provide the flexibility sooner to significantly increase uranium production if and when market pricing dictates.

Also at the Ezulwini Mine, the Corporation has commenced the development to access the shaft destress cut and has accessed the Upper Elsburg horizon on levels 38a and 41. Development on both of these levels has started. The Company plans to collect chip samples at six metre intervals from the reef horizon. Chip sampling in two sections six metres apart on both levels has indicated a reef horizon that is 2.4 metres thick. Samples averaged 11.2 grams per tonne gold and 4.7 grams per tonne gold on levels 38a and 41, respectively.

Opening up of the Middle Elsburg reef is well underway with 76 panels sampled and 24 panels selected for development, giving a face length of 568 metres with an average grade of 6.76 grams per tonne gold and 660 grams per tonne uranium.

The samples were collected in accordance with industry standard practice. An independent laboratory prepared and assayed the samples using industry standard methods.

The clean up process to date on surface and underground has generated a stockpile in excess of 70,000 tonnes containing more than 88 kilograms of recoverable gold.

In addition, First Uranium has identified initial drill targets which may justify the development of a new 250,000 tonne-per-month shaft at the Ezulwini Mine, which would allow a significant increase in uranium and gold production. This expansion program has the potential to significantly increase production beyond levels currently planned and thereby extend the current 19-year mine plan, which only consumes 20% of the significant resource area at this site.

The Corporation's Buffelsfontein Tailings Recovery Project began producing gold from June 6, 2007 as a result of the acquisition of MWS. A total of 401,621 tonnes of tailings material was processed in the period under review, resulting in gold sales of 3,395 ounces at a total cost of $664 per ounce. The MWS operation is mining the remnant of its current resource, due to be exhausted by December 2007. The operation requires mechanical cleaning of the floor material, temporarily increasing the operating cost significantly. The mechanical cleaning will continue in Q2 2008, with expected production of over 12,000 ounces of gold at a cash cost of $520 per ounce. The mechanical cleaning will stop as the new

Buffelsfontein tailings dams are brought online, when it is expected that the production and average cost will then revert to the planned targets of $360 per ounce as per the May 22, 2007 revised technical report by Scott Wilson Roscoe Postle Associates. The average sale price was $643 per ounce. Uranium production is expected to commence in November 2008 to achieve an average annual production of 128,000 ounces of gold and 922,000 pounds of uranium over the 16-year life of the project.

Technical Disclosure

With the exception of the third, fourth, fifth and sixth paragraphs under the heading "Production Overview" in this news release, the technical disclosure relating to the Ezulwini Mine is extracted from a technical report entitled "Technical Report - Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa" originally submitted on November 8, 2006 and December 5, 2006 and revised on May 9, 2007, prepared in accordance with NI 43-101 by Wayne Valliant, P.Geo. and R. Dennis Bergen, P.Eng. of Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA").

Technical disclosure under the same heading relating to the Buffelsfontein Tailings Recovery Project is extracted from a technical report entitled "Technical Report - Preliminary Assessment of the Buffelsfontein Project, Northwest Province, Republic of South Africa" originally submitted on November 8, 2006, revised on December 5, 2006 and January 31, 2007 and further revised on May 22, 2007, prepared in accordance with National Instrument 43-101 ("NI 43-101") by R. Dennis Bergen, P.Eng. and Wayne Valliant, P.Geo. of Scott Wilson RPA. Each of Mr. Valliant and Mr. Bergen is a "qualified person" under NI 43-101 and is independent of First Uranium. The technical disclosure contained in this news release has been reviewed and approved by Messrs. Bergen and Valliant.

Messrs. Bergen and Valliant are each a "qualified person" under NI 43-101 and are independent of First Uranium. The technical disclosure contained in this news release relevant to their respective contributions has been reviewed and approved by Messrs. Bergen and Valliant.

The economic analysis contained in this news release is contained in the technical reports mentioned above and is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserves development, production and economic forecasts on which the preliminary assessment contained in the technical reports are based, will be realized.

Cautionary Language Regarding Forward-Looking Information

This news release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and

phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Corporation's expectations as at June 13, 2007; (ii) actual results may differ materially from the Corporation's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Corporation cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) approvals to transfer or grant, as the case may be, mining rights will be obtained; (ii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iii) mineral resource estimates are accurate; (iv) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (v) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vi) that outstanding approvals for the completion of an acquisition, the transfer of mining rights and the approval of mining rights will be granted; (vii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Corporation and their investment in the Corporation's common shares to a sufficient level to continue to support the Corporation's compliance with 2014 BEE requirements; and (viii) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

Conference Call

First Uranium will conduct a conference call with investors to discuss the Corporation's first quarter results and related matters at 11:00 a.m. local Toronto time or 5:00 p.m. local Johannesburg time on Monday, August 13, 2007. The conference call will be available simultaneously to all interested investors and the news media at (416) 644-3424 or 1 (800) 594 3790 (toll free) or +09 (800) 2288 3501 (toll free from South Africa) or through a webcast at
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1972960
The call will be available through replay at this website for one month.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini Mine, and the

construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations at 416 558-3858 or bob@firsturanium.com

first Uranium

FIRST URANIUM CORPORATION

NEWS RELEASE – November 5, 2007

FIRST URANIUM BEGINS TOLL TREATING GOLD ORE FROM ITS EZULWINI MINE

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Corporation") announced that the Corporation commenced transporting gold ore from the Ezulwini Mine for toll treatment at the Randfontein Estates Limited ("REL") Doornkop gold plant at the end of October 2007.

Based on Ezulwini Mine start-up schedules for mining uranium and gold, the Corporation expects to ship approximately 5,000 tonnes of ore for toll treatment in November 2007 and steadily increase the quantity to about 25,000 tonnes per month by April 2008, when the Ezulwini Mine's own gold plant is scheduled to be commissioned. For the next six months mill feed grades are expected to range between 6.5 grams per tonne and 8.0 grams per tonne, although the average gold grade is initially expected to be lower since development ore will be processed first.

"Now that we are shipping ore from the Ezulwini Mine, both of our projects are now in gold production and are contributing to our cash flow", said Gordon Miller, First Uranium's President and Chief Executive Officer. "To see the Ezulwini Mine come into production on schedule is particularly gratifying and confirms the confidence we have in the ability of our experienced operating team at this site to meet future milestones on time and on budget. To this end, they are on track with the start-up milestones for the completion of our own gold plant next April and our uranium plant in June."

First Uranium's Ezulwini Mine is an underground uranium and gold mine located 40 kilometres southwest of Johannesburg, South Africa.

REL is located adjacent to the north-west boundary of the Ezulwini Mine and is a wholly-owned subsidiary of Harmony Gold Mining Company.

Cautionary Language Regarding Forward-Looking Information

This news release contains certain forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or

achievement expressed or implied by the forward-looking statements. Risks and uncertainties include, among others, the actual results of the planned feasibility study for the Buffelsfontein Tailings Recovery Project, the actual results of additional exploration and development activities, the timing and amount of estimated future production and the cost thereof, the conclusions of economic evaluations, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Corporation's expectations as at the date hereof; (ii) actual results may differ materially from the Corporation's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Corporation cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason. In addition, First Uranium is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, certain business, operational and market risks. For a discussion of the Corporation's risks please refer to the Corporation's Annual MD&A, the 2007 Annual Information Form and other filings, which are available on the Corporation's website www.firsturanium.com and on www.sedar.com or upon request from the Corporation.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini Mine, and the construction of the Buffelsfontein Tailings Recovery Project. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations at 416 558-3858 or bob@firsturanium.com

first Uranium

First Uranium Corporation

NEWS RELEASE – November 8, 2007

FIRST URANIUM'S EZULWINI PROSPECTING RIGHTS APPLICATION RECEIVES CONDITIONAL APPROVAL BY SOUTH AFRICAN DEPARTMENT OF MINERALS AND ENERGY

Toronto, Ontario – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Corporation") today announced that the South African Department of Minerals and Energy ("DME") has granted conditional approval for the Corporation's application in respect of a Prospecting Work Program (the "Program") on properties contiguous to the north-east and south-east of First Uranium's Ezulwini Mine property in South Africa. The Ezulwini Mine is an underground uranium and gold mining project, with mining rights covering an area of 3,717 hectares. The Program covers 6,843 hectares of property known to contain uranium and gold mineralization adjacent to the Ezulwini mining rights.

Final approval by the Regional Manager of the DME is subject to the approval of the relevant Environmental Management Plan ("EMP") for the exploration drilling from surface. First Uranium must submit further required materials to the DME by the middle of November, with approval of the EMP, if satisfactory, expected to occur on or before December 11, 2007.

Previous exploration drilling conducted in the area by Gencor Limited, Anglovaal Mining Limited and JCI Limited confirmed the presence of uranium and gold mineralization along the approximately 20 kilometres of strike within the prospecting area included in the Program. Based on the results of the historical drill data, the Corporation plans to immediately proceed with the Program to explore this prospecting area and will use the historical information to guide the placement of new drill holes. Qualified geologists are currently reviewing the historical data.

The initial stages of the Program will test the strike extent of the known pay shoots for uranium and gold on the Middle Elsburg Reef in an area east of the Ezulwini Mine. The Ezulwini Mine and the properties which are subject to the Program are located in the Witwatersrand Basin, which is the largest known gold province in the world with deposits having been mined for well over 100 years. In the past, there were also four uranium plants in production in this area. The first

of the three attachments to this news release shows the location of the properties which are subject to the Program and neighbouring mines surrounding the Ezulwini Mine, which is located approximately 40 kilometres southwest of Johannesburg. (See map entitled 'Ezulwini Locality Plan'.)

Several groups of reefs have been identified in the area, including the Livingstone Reefs, the South Reef, the Kimberley Reefs, the Bird Reefs, the Mondeor Reefs, the Ventersdorp Contact Reef and the Black Reef, as well as the Elsburg Reefs associated with the Ezulwini Mine. Within these reefs, a total of nine reef horizons have been mined for uranium and gold at depths of between 600 metres and 1,260 metres below surface. The second attachment to this news release shows a map of the Ezulwini Mine and its shafts, as well as the three Cooke shafts on the property adjacent to the western boundary of the Ezulwini prospecting area. This map shows the location of 11 historical bore holes drilled in the prospecting rights area on which gold and uranium payshoots were defined. (See map entitled 'Ezulwini Prospecting Right.') On the map, the 'A-B' line that intersects with the payshoots marks a cross-section of the area discussed below.

The third attachment to this news release shows the cross-section of the historical target area, including the layer of dolomites which overlay much of the mineralized reefs in the Witwatersrand Basin. The properties which are subject to the Program, are shown to the right of this cross-section at depths of between 800 metres and 1,200 metres below surface. (See cross-section entitled 'Section A-B Looking North.')

During the years 1961 to 2001, the Ezulwini Mine produced 8.4 million pounds of uranium and 12.7 million ounces of gold. The Cooke section has also been mined extensively on the property north of the Ezulwini Mine and immediately west of the target area, and has produced 23 million pounds of uranium and 51 million ounces of gold.

The Program is planned to include analysis of existing drill-hole data for uranium and gold mineralization followed up by surface diamond drill exploration with drill hole depths of up to 2,000 metres.

"The Prospecting Work Program fits with the Corporation's strategy of focusing its exploration on or near its current uranium and gold projects in order to leverage the infrastructure of those projects," said Gordon Miller, First Uranium's President and Chief Executive Officer. "We have set aside US$10 million for this exploration program, which has the potential to add to the known uranium and gold resources available to the Ezulwini Mine."

The Ezulwini Mine is already hoisting ore and toll treating ore at a neighbouring third-party gold plant. The Corporation is on schedule to commission its own gold plant in April 2008 and its own uranium plant in June 2008. Based on the

currently defined measured and indicated resources, the average annual production for the 18-year life of this project, the Ezulwini Mine is expected to be 290,000 ounces of gold and 888,000 pounds of uranium.

"In the meantime, we are on schedule to bring the Ezulwini Mine into full production for uranium and gold," continued Mr. Miller. "Our current mine plan is based on only 20% of the resource inventory of the existing mining rights, including a significant inferred uranium resource. In a separate initiative, the Ezulwini Expansion Program, we plan to convert part of those inferred resources to measured and indicated. The intent of this initiative, announced in July 2007, is to justify the capital required for the sinking of an additional shaft, which would be used to access and mine the uranium and gold resource at an accelerated rate, over and above the existing mine plan from the existing main shaft. We recently acquired the use of a surface drilling rig and expect to begin our drilling program on the Ezulwini Mine property on November 9, 2007."

Technical Disclosure Notes

The life of mine estimate and projected average annual production in this news release relating to the Ezulwini underground mine project is extracted from a technical report entitled "Technical Report - Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa" (the "Technical Report") originally submitted on November 8, 2006, revised on December 5, 2006 and January 31, 2007 and further revised on May 9, 2007 prepared in accordance with National instrument 43-101 ("NI 43-101) by R. Dennis Bergen, P.Eng and Wayne Valliant, P.Geo of Scott Wilson Roscoe Postle Associates Inc., each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium. The disclosure in this news release related to the RPA technical report has been reviewed and approved by Mr. Bergen and Mr. Valliant.

Cautionary Language Regarding Forward-Looking Information

This news release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, timing of development of new deposits, success of exploration activities, permitting time lines and government regulation of mining operations. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "will", "expects", "is expected", "budget", "scheduled", "estimates", "intends", "projected", "goal" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify

important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Corporation's expectations as at the data of this news release; (ii) actual results may differ materially from the Corporation's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Corporation cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, First Uranium has made several material assumptions, including but not limited to, the assumptions referred to in this news release and assumption that: (i) approvals to transfer or grant, as the case may be, mining rights will be obtained; (ii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iii) mineral resource estimates are accurate; (iv) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (v) labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vi) outstanding approvals for the completion of an acquisition, the transfer of mining rights and the approval of mining rights will be granted; (vii) black economic empowerment ("BEE") investors will maintain their interest in the Corporation and their investment in the Corporation's common shares to a sufficient level to continue to support the Corporation's compliance with 2014 BEE requirements; and (viii) the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations at 416 558-3858 or
bob@firsturanium.com


EZULWINI
LOCALITY PLAN
Not to Scale
Krugersdorp
West Rand
Cons
Luipaardsvlei
Randfontein
Durban
Roodepoort
Deep
Rand
Leases
JOHANNESBURG
Randfontein
Operations
Soweto
Westonaria
South Deep
Kloof
Ezulwini Prospecting Right
Ezulwini Mining Right
Neighbouring Mines

EZULWINI PROSPECTING RIGHT




1
0.5
0
1
2
3
kilometres



Depth Below Surface (m)
A
1500m to Cooke 1 Shaft
Cooke Section
Ezulwini Prospecting Area
U3O8 High Grade Target Zone
Au High Grade Target Zone
Dolomites
Estimated Position of Contact
Witwatersrand Supergroup
Stoped out Area on UE1A
UE1A
E8
Kimberley
Scale
0
500m
(m) AMSL

first Uranium

First Uranium Corporation

NEWS RELEASE – November 12, 2007

FIRST URANIUM REPORTS RESULTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2007

All amounts are in US dollars unless otherwise noted.

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Corporation") today announced that it recorded net income of $3.1 million for the three months ended September 30, 2007 ("Q2 2008") compared to net income of $0.8 million for the three months ended September 30, 2006 ("Q2 2007"), primarily as a result of foreign exchange translation gains and interest income offset by operating losses incurred in the quarter under review.

Net income for the first half of the Corporation's fiscal year ending March 31, 2008 ("FY 2008") was $8.5 million compared to a net loss for the prior fiscal year ("FY 2007") of $1.5 million, which primarily reflected expenditures in connection with preparing its two uranium and gold projects for production.

Highlights

During Q2 2008, First Uranium:

- benefited from the first full quarter of its 100% of ownership of the assets of Mine Waste Solutions (Proprietary) Limited ("MWS"), which were acquired effective June 6, 2007, and that now form part of the Buffelsfontein Tailings Recovery Project
- processed 1.2 million tonnes of tailings through its MWS gold plant, producing 10,124 ounces of gold at a total cost of $527 per ounce
- began hoisting development material at its Ezulwini Mine, in September as scheduled, with a total of 9,940 tonnes hoisted by the end of the quarter
- defined initial underground and surface drilling targets related to the possible expansion of the existing Ezulwini underground uranium and gold mine
- approved an $11.7 million capital program to construct a reclamation station and pipelines at the Buffelsfontein Tailings Recovery Project and increase the planned processing rate from 500,000 tonnes per month to 630,000 tonnes per month
- entered into an agreement with Nuclear Fuels Corporation of South Africa (Proprietary) Limited ("Nufcor") to calcine the yellowcake from First Uranium to produce uranium oxide for dispatch to converters as of January 2009

Subsequent to the end of Q2 2008, First Uranium:

- completed an interim off-take agreement with Nufcor pursuant to which Nufcor will purchase yellowcake from First Uranium from June 2008 until January 2009 at rates based on the then prevailing spot prices
- pending completion of the Ezulwini Mine gold plant (expected in April 2008), commenced third-party toll-milling of the hoisted development material and gold ore from the Ezulwini Mine
- was granted a conditional prospecting right over an area of 6,843 hectares of property known to contain gold and uranium minerals adjacent to the Corporation's Ezulwini mining rights, which are comprised of 3,717 hectares

During Q3 2008, First Uranium plans to:

- hoist 30,000 tonnes of gold and uranium bearing ore at the Ezulwini Mine
- toll treat the 30,000 tonnes of ore at a yield of approximately 5.5 to 6.0 grams of gold per tonne, producing in excess of 5,500 ounces of gold
- process approximately 1.4 million tonnes of tailings through its MWS gold plant, with expected production in excess of 9,600 ounces of gold
- complete the hydraulic mining and clean up of the remnant of MWS No. 2 tailings dam
- complete the construction of the pipeline to the MWS gold plant in November, whereafter hydraulic mining of the mineral resources in the Buffelsfontein tailings dams will commence
- commence the MWS gold plant upgrade to increase planned capacity from 500,000 tonnes per month to 630,000 tonnes per month with completion scheduled in Q4 2008.
- complete a feasibility study for the further expansion of the MWS gold plant, which is targeted for completion in November 2008. The expansion will involve the construction of two additional gold plant modules and three uranium plant modules

"Gold is now being produced at both of First Uranium's properties: at the MWS plant at our Buffelsfontein Tailings Recovery Project and in a toll milling arrangement for the ore being hoisted at our Ezulwini Mine," said Gordon Miller, President and Chief Executive Officer of First Uranium. "With the spot price for gold currently over $800 per ounce, that production is expected to make a solid contribution to our cash flow."

"Our focus remains on advancing uranium and gold production at both of our projects," continued Mr. Miller. "Construction is well underway and we are on schedule to commission our own gold plant at the Ezulwini Mine in April 2008 and the uranium plant in June 2008. At the Buffelsfontein Tailings Recovery Project we expect to begin construction this month to both double our gold plant capacity and commission the first two modules of our uranium plant by November 2008."

The spot price for uranium rose to $136 per pound at the end of June, softened to $75 per pound and has recently risen to $90 per pound. Management believes that the $50 per pound assumption upon which the project economics were based remains reasonable and conservative. The Corporation has not yet signed any contracts that have defined commitments to supply uranium.

Mr. Miller added, "With rising prices for uranium and gold, and the net proceeds from our equity and debenture offerings, we are confident that we are fully-funded to develop our existing mining projects as currently planned and advance them to full production by 2010."

Financial Highlights

(thousands of dollars)	Q2 2008	Q2 2007	2008 YTD	2007 YTD
Revenue	6,253	-	8,436	-
Operating income (loss)	(2,166)	258	(5,354)	(2,651)
Non-operating income and expenses	5,268	528	13,927	1,199
Net income (loss) for the period	3,051	786	8,522	(1,452)
Cash and cash equivalents at end of period	254,332	1,158	254,332	1,158

Revenue
First Uranium generated revenue during Q2 2008 and the first half of FY 2008 solely from the processing of MWS tailings material and sale of gold from the MWS gold plant.

Operating income (loss)
Operating income (loss) includes the following:

- cost of sales for the gold production in the first half of FY 2008 reflects significantly higher unit costs than the long-term expectation of costs for this operation as the acquired tailings dams are nearing the end of their productive life and the hydraulic mining operation was subject to additional costs for mechanical loading and placement of tailings material
- employee compensation costs, consulting and professional fees, as well as shared services fees paid to the Corporation's majority shareholder, Simmer & Jack
- higher general, consulting and administrative expenses were primarily from an increase in services required to support the development of the projects, the costs of corporate offices in Johannesburg and Toronto and other expenses of operating a public company, which were not applicable in FY 2007
- stock-based compensation related to the amortized cost of stock options granted to directors, officers, employees and consultants
- pumping and feasibility costs in connection with the maintenance, assessment commencement and re-commissioning of the Ezulwini Mine

Non-operating income and expenses
Non-operating income and expenses for the periods reported included:

- interest income that was primarily earned on the net proceeds raised from First Uranium's offerings of equity issued in December 2006 and senior unsecured convertible debentures issued in May, 2007
- interest expense paid and accrued on the debentures and accretion expense related to the debentures
- foreign exchange translation gains that reflect that the Corporation holds the majority of its net assets in Canadian dollars and in South African rand, which have both strengthened against the Corporation's reporting currency of US dollars

Cash and Capital Expenditures
Cash and cash equivalents at the end of the first half of 2008 increased by $115.4 million to $254.3 million from the end of FY 2007, primarily as a result of the $130.6 million net proceeds raised through the issuance of debentures, cash from operating activities and translation gains on cash held in currencies other than US dollars offset by capital expenditures of $35.5 million at the Ezulwini Mine.

Capital investments of $148 million and $271 million are planned to complete the construction of the Buffelsfontein Tailings Recovery Project and the Ezulwini Mine, for which $34.8 million of current commitments exist. Capital investments for property plant and equipment in were $31.1 million in Q2 2008, $10.5 million in Q1 2008 and $20.8 million in FY 2007, totaling $62.4 million invested to date.

First Uranium anticipates that future capital requirements relating to its development of the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project will be funded through a combination of current cash and cash equivalents and internal cash flow.

The Corporation holds its funds in cash and bank-sponsored guaranteed investment certificates. It has no exposure to asset-backed commercial paper.

Production Overview
During the last week of September 2007, 9,940 tonnes of reef development ore was hoisted to surface, which will be stockpiled for use as the initial feed for the new mill and gold plant that are scheduled to be commissioned in April 2008.

Subsequent to the end of Q2 2008, in October the Ezulwini Mine began to toll treat higher grade gold bearing ore at a neighbouring gold plant, which will continue until the new gold plant is commissioned.

At the Ezulwini Mine the gold plant currently under construction is expected to be commissioned in April 2008 and the uranium plant is expected to be commissioned in June 2008. Annual average production at the Ezulwini Mine is

expected to be 888,000 pounds of uranium and 290,000 ounces of gold over the estimated 18-year life of the project.

The Corporation's Buffelsfontein Tailings Recovery Project began producing gold from June 6, 2007 as a result of the acquisition of MWS. A total of 1.6 million tonnes of tailings material was processed in the first half of 2008, resulting in gold sales of 13,544 ounces at an average cash cost of $497 per ounce. The average sale price for gold during the first half of FY 2008 was $623 per ounce.

The average total cost per ounce during the first half of 2008 was $561 per ounce, significantly higher than the Corporation's long-term outlook for cash costs at this operation, as the acquired MWS tailings are nearing the end of their productive life. Cleaning up the remaining tailings from MWS tailings dam No. 2, which requires mechanical loading and placement near the hydraulic mining operation, reduces tonnages and increases handling costs relative to a normal reclamation operation. More efficient hydraulic reclamation operations at Buffelsfontein dam No. 2 are expected to commence during November 2007.

The Corporation is in the process of expanding the existing MWS plant to increase the plant capacity from the planned rate of 500,000 tonnes per month to 630,000 tonnes per month. The expansion project is planned for completion by the end of March 2008. Uranium production at the Buffelsfontein Tailings Recovery Project is expected to commence in November 2008 to achieve an average annual production of 922,000 pounds of uranium along with 128,000 ounces of gold over the 16-year life of the project.

Technical Disclosure

Technical disclosure under the heading "Production Overview" in this news release relating to the Ezulwini Mine is extracted from a technical report entitled "Technical Report - Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa" originally submitted on November 8, 2006 and December 5, 2006 and revised on May 9, 2007, prepared in accordance with NI 43-101 by Wayne Valliant, P.Geo. and R. Dennis Bergen, P.Eng. of Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA"). Technical disclosure under the same heading relating to the Buffelsfontein Tailings Recovery Project is extracted from a technical report entitled "Technical Report - Preliminary Assessment of the Buffelsfontein Project, Northwest Province, Republic of South Africa" originally submitted on November 8, 2006, revised on December 5, 2006 and January 31, 2007 and further revised on May 22, 2007, prepared in accordance with National Instrument 43-101 ("NI 43-101") by R. Dennis Bergen, P.Eng. and Wayne Valliant, P.Geo. of Scott Wilson RPA. Each of Mr. Valliant and Mr. Bergen is a "qualified person" under NI 43-101 and is independent of First Uranium. The technical disclosure contained in this news release has been reviewed and approved by Messrs. Bergen and Valliant.

Technical disclosure under the heading "Production Overview" in this news release relating to the Buffelsfontein Tailings Recovery Project is extracted from a technical report entitled "Technical Report - Preliminary Assessment of the Buffelsfontein Project, Northwest Province, Republic of South Africa" originally submitted on November 8, 2006, revised on December 5, 2006 and January 31, 2007 and further revised on May 22, 2007, prepared in accordance with National Instrument 43-101 ("NI 43-101") by R. Dennis Bergen, P.Eng. and Wayne Valliant, P.Geo. of Scott Wilson RPA. Each of Mr. Valliant and Mr. Bergen is a "qualified person" under NI 43-101

and is independent of First Uranium. The technical disclosure contained in this news release has been reviewed and approved by Messrs. Bergen and Valliant.

Messrs. Bergen and Valliant are each a "qualified person" under NI 43-101 and are independent of First Uranium. The technical disclosure contained in this MD&A relevant to their respective contributions has been reviewed and approved by Messrs. Bergen and Valliant.

Cautionary Language Regarding Forward-Looking Information

This news release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Corporation's expectations as at November 9, 2007; (ii) actual results may differ materially from the Corporation's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Corporation cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) approvals to transfer or grant, as the case may be, mining rights will be obtained; (ii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iii) mineral resource estimates are accurate; (iv) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (v) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vi) that outstanding approvals for the completion of an acquisition, the transfer of mining rights and the approval of mining rights will be granted; (vii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Corporation and their investment in the Corporation's common shares to a sufficient level to continue to support the Corporation's compliance with 2014 BEE requirements; and (viii) that the innovative work on

stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

Conference Call

First Uranium will conduct a conference call with investors to discuss the Corporation's first quarter results and related matters at 10:00 a.m. local Toronto time or 5:00 p.m. local Johannesburg time on Tuesday, November 13, 2007. The conference call will be available simultaneously to all interested investors and the news media at (416) 644-3430 or 1 (800) 588-4942 (toll free) or 09 800 2288 3501 (toll free from South Africa) or through a webcast at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2089340. A replay of the conference call will be available on this site until the end of November.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini Mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations at 416 342-5639 or bob@firsturanium.com

first Uranium

FIRST URANIUM CORPORATION

NEWS RELEASE – December 14, 2007

FIRST URANIUM ACQUIRES THE REMAINING 10% OF ITS EZULWINI URANIUM AND GOLD MINE

Toronto, Ontario – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Corporation") today announced that it has issued 6,141,009 common shares (the "Waterpan Shares") to Waterpan Mining Consortium ("Waterpan") in connection with the acquisition of the remaining 10% ownership in Ezulwini Mining Company (Proprietary) Limited ("EMC"), the Corporation's subsidiary which owns and operates the Ezulwini Mine.

In the Corporation's December 12, 2006 initial public offering prospectus, the Corporation disclosed that it had entered into an agreement with Waterpan which provided that their minority interest in EMC would be purchased by the Corporation for the Waterpan Shares after the secondary listing of First Uranium's common shares on the Johannesburg Stock Exchange (the "JSE"), which was completed on March 30, 2007. Concurrent with the closing of today's transaction, one million of the Waterpan Shares were sold by way of a private placement. Waterpan has a contractual agreement to retain the remaining Waterpan Shares until April 1, 2009, two years after the date of the JSE listing. The remaining 5,141,009 million Waterpan Shares represent 3.9% of the 130,986,417 common shares of First Uranium outstanding at the closing of today's transaction.

The Ezulwini Mine, located 40 kilometres south-west of Johannesburg, is an underground uranium and gold mine that operated from the early 1960s to 2001. First Uranium has reopened and rehabilitated the mine and is currently hoisting and toll milling ore for gold production at a neighbouring gold plant, while construction of its own gold and uranium plants are expected to be completed and commissioned in April and June of 2008, respectively.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First

Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations at 416 558-3858 or
bob@firsturanium.com

first Uranium

First Uranium Corporation

NEWS RELEASE – December 19, 2007

FIRST URANIUM ANNOUNCES RESULTS OF PRE-FEASIBILITY STUDY FOR THE BUFFELSFONTEIN TAILINGS RECOVERY PROJECT

All amounts are in US dollars unless otherwise noted.

NPV increases by 71% to $505 million – IRR increases from 69% to 151%

Toronto, Ontario – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Corporation") today announced the results of its pre-feasibility study (the "Buffels Report") on its Buffelsfontein Tailings Recovery Project (the "Project") in South Africa. Based on the Buffels Report, which was prepared by Minxcon Pty. Ltd., First Uranium intends to immediately start construction for the expansion of the existing gold plant and the initial modules of a new uranium plant at the Project, with commissioning expected in November 2008.

The most significant changes identified in the Buffels Report from the previously announced May 22, 2007 preliminary assessment report for the Project, in order of their impact on the economics of the Project, are:

- a decision to increase price assumptions for gold and uranium (see Table 1);
- an increase in the capital investment in the Project due to the escalation in the cost of construction materials and the expanded scope of the Project;
- a decision to implement an atmospheric leach process in the initial year of operation and a subsequent change to a pressure leach process that is expected to yield higher recovery rates and boost production;
- an increase in the recovery rate of uranium in the flotation process;
- the conversion of the Project's mineral resources to mineral reserves (see Tables 3,4 and 5);

The impact of these changes is summarized below (see Table 2).

Table 1: CHANGES TO PROJECT ASSUMPTIONS

Years ending		Unit	Mar 2009	Mar 2010	Mar 2011	Mar 2012	Beyond Mar 2012
Previous May 2007	Gold price	($/oz.)	$500	$500	$500	$500	$500
	Uranium price	($/lb.)	$50	$50	$50	$50	$50
	Exchange rate	(ZAR/$)	7.4	7.4	7.4	7.4	7.4
Current Dec 2007	Gold price	($/oz.)	$737	$734	$683	$627	$635
	Uranium price	($/lb.)	$104	$104	$91	$78	$45
	Exchange rate	(ZAR/$)	7.4	7.4	7.4	7.4	7.4

Note:
The current real term commodity price assumptions are based on the consensus of the nominal forecasts by the investment research analysts at 13 North American-based brokerage firms, adjusted downward by the US inflation rate for the period covering the construction of the Project.

Table 2: SUMMARY OF CHANGES TO BUFFELS PROJECT

	Units of measure	Previous May 2007	Current Dec 2007	Change
Gold Plant				
Design capacity of gold plant:				
Module 1	Tonnes per month	600,000	633,000	6%
Module 2		600,000	650,000	8%
Module 3		600,000	650,000	8%
Total		1,800,000	1,933,000	7%
Average annual gold production	000 oz.	128	126	-2%
Peak annual gold production	000 oz.	165	182	10%
Total LOM[1] gold production	000 oz.	2,054	2,024	-1%
Average LOM[1] gold recovery	%	67.2%	66.0%	-120 bps
Uranium Plant				
Design capacity of uranium plant[2]:				
Module 1	Tonnes per month	60,000	63,000	5%
Module 2		60,000	65,000	8%
Module 3		60,000	65,000	8%
Total		180,000	193,000	7%
Average annual uranium production	000 lb.	922	1,339	45%
Peak annual uranium production	000 lb.	1,595	2,231	44%
Total LOM[1] uranium production	000 lb.	14,748	20,078	36%
Average LOM[1] uranium recovery	%	28.8%	33.0%	420 bps
Financial Measures				
Net present value (NPV)[3]	$millions	295	505	71%
Internal rate of return (IRR)	%	69%	151%	8200 bps
Capital investment	$ millions	148	260	76%
Peak funding	$ millions	83	67	-19%
Life of Mine	Years	16	16	-
Cash cost – gold	$ / oz.	220	264	20%
Cash cost – uranium	$ / lb.	22	24	9%
Total operating cost	$ / tonne	2.55	3.10	22%

Notes:
1. LOM is the abbreviation of 'life of mine'.
2. The tonnes to be processed in the uranium plant are included in, not additional to, the tonnes to be processed in the gold plant.
3. NPV is calculated using an 8% real discount rate.

Schedule for construction
With the acquisition of Mine Waste Solutions ("MWS") effective June 6, 2007, the Project effectively was in operation with a design capacity to process 500,000 tonnes of tailings per month through the gold plant. In September 2007, the Corporation's Board of Directors approved an expansion of the capacity of the gold plant to process 633,000 tonnes of tailings per month. This expansion is expected to be completed by January 2008.

Also in September 2007, the Board of Directors approved the construction of a monitoring station and pipelines to transport the tailings that would be hydraulically mined from the Buffels and Harties tailings dams. The monitoring station and pipelines are now in production.

The further expansion of the MWS gold plant to double its capacity and the construction of the first two modules of the Project's uranium plant are to begin immediately, for commissioning in November 2008. The third and final modules of the gold plant and the uranium plant are to be commissioned in November 2009.

Increase in uranium recovery from the flotation process
First Uranium believes that the effective recovery rate from mill feed to uranium production for the Project will be better than previously determined due to the expected results of further test work. The effective recovery rate is the combination of recoveries in the flotation process and in the plant. The preliminary assessment for the Project published in May 2007, reported a 30% recovery in the flotation process and a 90% recovery in the plant for a blended recovery rate of 27%.

Recent tests lead the Corporation to expect a 36.8% recovery from the flotation process. Plant recovery rates, however, will initially be less than the previously reported 90% rate as management has decided to refine the pressure leach process and intends to commission the first two modules of the uranium plant as planned in November 2008 with an atmospheric leach process. Initially the plant is expected to achieve a yield of 75% using an atmospheric leach process. The economic model in the Buffels Report is based on the assumption that by November 2009 the Corporation will have completed sufficient testing in advance of the implementation of a pressure leach process. Although still in the pre-feasibility stage, the pressure leach process is expected to increase the plant recovery rate back to 90% for an effective recovery rate of 33% and, hence, yield a higher uranium production. The pressure leach process will also contribute an acid by-product for the gold circuit to improve gold recovery.

Earlier plans for the Project to currently be at the feasibility stage are being postponed until further testing of the pressure leach process is completed and land optioning for the farms covering the preferred site for the new tailings dam are concluded.

Conversion of resources to reserves
Recent geological work at the Project, which included drilling 66 new bore holes on the tailings dams and the remodelling of all the dams, increased the level of confidence in the mineral resources. The subsequent conversion of most of the Project's mineral resources to proven and probable reserves resulted in a reduction in the number of tonnes, ounces and pounds on some tailings dams, but this was more than offset by the confirmation of a portion of the Mine Waste Solutions ("MWS") No.5 dam as a proven reserve. Although it was hoped that the conversion of the MWS No. 5 dam would extend the life of the Project, the life of the Project will remain at approximately 16 years due to the higher monthly feed capacity of the gold plant and the changes between the previously stated resources (see Table 3) and the mineral reserves (see Table 5).

Table 3: RESOURCE ESTIMATE (as per the May 22 technical report)

Resource Category			Gold		Uranium	
Place	Dam	Tonnes	Grade	Content	Tonnes	Content
		(millions)	(g/t)	(oz 000s)	(kg/t)	(Mlb)
Measured						
Buffels	2	23.7	0.40	301	0.087	4.54
Buffels	3	29.4	0.35	335	0.103	6.67
Buffels	4	16.4	0.38	202	0.102	3.68
Total Measured		**69.5**	**0.38**	**838**	**0.097**	**14.90**
Indicated						
Buffels	5	45.6	0.21	306	0.062	6.23
Harties	1	92.6	0.32	941	0.061	12.45
Harties	2	35.6	0.31	354	0.058	4.56
Harties	5	23.1	0.31	228	0.053	2.70
Harties	6	14.6	0.22	105	0.059	1.90
MWS	2	2.6	0.45	38	0.080	0.46
MWS	4	14.4	0.29	134	0.140	4.45
Total Indicated		**228.6**	**0.29**	**2,106**	**0.065**	**32.74**
Total Meas. & Indicated		**298.0**	**0.31**	**2,944**	**0.073**	**47.64**
Inferred						
Harties	7	1.7	0.54	30	0.243	0.93
Harties	Flanagan	0.04	0.80	1	0.229	0.02
Harties	Ellaton	1.5	0.52	25	0.087	0.29
Harties	NKGE	0.7	0.41	9	0.158	0.24
MWS	5	60.7	0.29	566	0.093	12.44
Total Inferred		**64.7**	**0.30**	**631**	**0.098**	**13.92**

Notes:

1 CIM definitions were followed for mineral resources.
2 A zero grade cutoff grade was used.
3 Rows and columns may not add exactly due to rounding.
4 Preliminary metallurgical test results indicated that recoveries would be approximately 27% for uranium and 68% for gold.
5 Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Buffels Report includes a new mineral resource estimate that includes mineral reserves as shown below (see Table 4). Unlike underground mines, virtually all of the resources in a tailings recovery operation sit above ground and there is a greater certainty of what can or can not be categorized as reserves.

Table 4: MINERAL RESOURCE ESTIMATE 2007 (includes mineral reserves)

Resource Category			Gold		Uranium	
Place	Dam	Tonnes	Grade	Content	Tonnes	Content
		(millions)	(g/t)	(oz 000s)	(kg/t)	(Mlb)
Measured						
Buffels	2	24.1	0.40	309	0.086	4.58
Buffels	3	24.9	0.35	280	0.099	5.44
Buffels	4	14.1	0.37	170	0.102	3.17
Harties	5	23.9	0.21	163	0.062	3.26
Harties	6	13.3	0.20	85	0.063	1.85
Total Measured		**100.3**	**0.31**	**1,008**	**0.083**	**18.30**
Indicated						
Buffels	5	47.6	0.24	360	0.063	6.62
Harties	1	74.4	0.26	624	0.062	10.17
Harties	2	43.8	0.26	369	0.060	5.79
Harties	7	1.3	0.27	11	0.164	0.46
Harties	NGKE	1.2	0.50	19	0.182	0.47
MWS	2	0.6	0.45	9	0.082	0.11
MWS	4 (Dom 1)	9.7	0.14	43	0.047	1.00
MWS	4 (Dom 2)	17.4	0.28	157	0.133	5.12
MWS	5 Indicated	40.3	0.31	402	0.088	7.81
Total Indicated		**236.3**	**0.26**	**1,993**	**0.072**	**37.55**
Total Meas. & Indicated		**336.6**	**0.28**	**3,001**	**0.075**	**55.85**
Inferred						
Harties	Ellaton	1.3	0.39	16	0.147	0.41
Harties	Flanagan	0.0	-	-	-	-
MWS	5 Inferred	15.2	0.30	146	0.095	3.17
MWS	5 (from 2)	4.7	0.18	26	0.102	1.05
Total Inferred		**21.2**	**0.28**	**188**	**0.099**	**4.63**

Notes:

1. Mineral resources are quoted as in-situ mineral resources.
2. No cutoff grades were applied.
3. Rows and columns may not add exactly due to rounding.
4. Effective date: November 1, 2007.
5. Mineral resources include mineral reserves. Resources which are not reserves do not have demonstrated economic viability.
6. Table reflects depletion of 1.5 million tonnes from July through October 2007 for MWS No. 2 Dam.

Previously no reserves were estimated for the Project. Subsequent to the drilling and metallurgical test work that has been conducted on the dams and the completion of the Buffels Report, the following mineral reserves have been signed off.

Table 5: MINERAL RESERVE ESTIMATE 2007

Reserve Classification			Gold		Uranium	
Place	Dam	Tonnes	Grade	Content	Tonnes	Content
		(millions)	(g/t)	(oz 000s)	(kg/t)	(Mlb)
Proven						
Buffels	2	24.1	0.40	309	0.086	4.58
Buffels	3	24.9	0.35	280	0.099	5.44
Buffels	4	14.1	0.37	170	0.102	3.17
Harties	5	23.9	0.21	163	0.062	3.26
Harties	6	13.3	0.20	85	0.063	1.85
Total Proven		**100.3**	**0.31**	**1,008**	**0.083**	**18.30**
Probable						
Buffels	5	47.6	0.24	360	0.063	6.62
Harties	1	74.4	0.26	624	0.062	10.17
Harties	2	43.8	0.26	369	0.060	5.79
Harties	7	1.3	0.27	11	0.164	0.46
Harties	NKGE	1.2	0.50	19	0.182	0.47
MWS	2	0.6	0.45	9	0.082	0.11
MWS	4 (Dom 2)	17.4	0.28	157	0.133	5.12
MWS	5 Indicated	40.3	0.31	402	0.088	7.81
Total Probable		**226.6**	**0.27**	**1,950**	**0.073**	**36.55**
Total Proven & Probable		**326.9**	**0.28**	**2,958**	**0.076**	**54.85**

Notes:

1. Mineral reserves are quoted as fully diluted delivered to mill estimates.
2. Effective date: November 1, 2007.
3. Based on assumptions of a gold price of $635 per ounce, a uranium price of $45 per pound and and ZAR/$ exchange rate of 7.40.
4. A reserve cutoff grade of 0.28 grams per tonne gold equivalent was used, uranium grades were converted to gold equivalent using a conversion factor of 1 gram per tonne, which equals 0.503 kilograms per tonne on an extracted metal basis.
5. Rows and columns may not add exactly due to rounding.
6. The gold recovery applied was 66%.
7. The uranium recovery used was based on an atmospheric leach process of 27%.
8. Table reflects depletion of 1.5 million tonnes from July through October 2007 for MWS No. 2 Dam.

Location of a new tailings dam site is being finalized

Discussions are being concluded towards securing land access to locate a new tailings dam that is intended to contain all the processed tailings that will be discharged during the life of the Project. Due to new environmental requirements regarding the placement of any new tailings dams and the negotiations required with land owners, the new dam is likely to be located significantly further from the Project than originally planned. Once established, the resulting tailings dam would have less uranium, sulphur and pyrite and a superior design that mitigates erosion and, therefore, would be expected to have a significantly less environmental impact than the existing tailings that are about to be hydraulically mined at the Project.

"As a result of the all the technical work conducted during the past year, the overall confidence in the project has improved significantly," said Gordon Miller, President and Chief Executive Officer of First Uranium. "We will further refine the work done to date to determine the optimum NPV for the pressure leach

process and to finalize the location for a new tailings dam, but we won't let any of this interfere with our priority to meet our delivery deadlines and ensure that the Project remains on track."

First Uranium intends to file the new technical report in respect of the pre-feasibility study within 45 days from the date of this release.

Technical Disclosure
All technical disclosure in this news release relating to the Buffelsfontein tailings recovery project has been prepared in accordance with National instrument 43-101 ("NI 43-101) by Daan van Heerden, B.Sc., M.Comm., Charles Muller, B.Sc, Pr.Sci.Nat, and Johan Odendaal, B.Sc., M.Sc., Pr.Sci.Nat all of Minxcon Pty Ltd., Treavor Pearton, B.Sc Eng PhD, FGSA and Mike Valenta, Pr Eng, B.Sc., of Metallicon Process Consulting (Pty) Ltd. each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium.

Historical technical disclosure in this new release relating to the Project is extracted from a technical report entitled "Technical Report – Preliminary Assessment of the Buffelsfontein Project, North West Province, Republic of South Africa" originally submitted on November 8, 2006, revised on December 5, 2006, January 31, 2007 and May 22, 2007 prepared in accordance with NI 43-101 by R.Dennis Bergen, P.Eng and Wayne Valliant, P.Geo of Scott Wilson RPA, each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium.

The disclosure contained in this news release relevant to their respective contributions has been reviewed and approved by Messrs. Bergen, van Heerden, Muller, Odendaal, Pearton, Valliant and Valenta.

Cautionary Language Regarding Forward-Looking Information

This news release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses and title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", "likely" or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) actual results may differ materially from the Corporation's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (ii) the Corporation cannot guarantee that any forward-looking statement will

materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) approvals to transfer or grant, as the case may be, mining rights will be obtained; (ii) metal prices, exchange rates and discount rates applied in the pre-feasiblity study or the preliminary economic assessment, as the case may be, are achieved; (iii) mineral resource and reserve estimates are accurate; (iv) the results of the testing of the pressure leach process will be positive and the process will be implemented; (v) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (vi) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vii) that outstanding approvals for the completion of an acquisition, the transfer of mining rights and the approval of mining rights will be granted; (viii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Corporation and their investment in the Corporation's common shares to a sufficient level to continue to support the Corporation's compliance with 2014 BEE requirements; and (ix) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations at 416 558-3858 or
bob@firsturanium.com

first Uranium

FIRST URANIUM CORPORATION

NEWS RELEASE – January 21, 2007

FIRST URANIUM PRODUCTION UPDATE FOR THE THIRD QUARTER ENDED DECEMBER 31, 2007

Toronto, Ontario – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Corporation") today announced its production results for the fiscal quarter ended December 31, 2007 ("Q3 2008"). First Uranium began production at its tailings recovery project at Mine Waste Solutions ("MWS") and its underground Ezulwini Mine ("Ezulwini") in June 2007 and October 2007 respectively. During the Corporation's third quarter which ended December 31, 2007 the Corporation processed 28,000 tonnes of underground ore from Ezulwini and 832,000 tonnes of reclaimed tailings from MWS to produce a total of 12,412 ounces of gold.

"Our mine plan development program entered a new phase during the quarter when we started producing gold from Ezulwini and started up the initial long-life tailings reclamation installation at MWS," said Gordon Miller, President and Chief Executive Officer of First Uranium. "Both of our operations are now mining gold and uranium and the recovery of uranium from ore is on schedule to start at Ezulwini in June 2008 and at MWS in November 2008."

Ezulwini Mine

Production summary

	Plan	Actual
Ore toll-treated (tonnes)	30,000	28,000
Average recovery grade (grams/tonne)	6.3	5.6
Gold produced (ounces)	6,076	5,055
Ore stockpiled at end of period (tonnes)		142,504

Although the build-up of production at Ezulwini during the first two months of the quarter was negatively influenced by lower than planned grades. This was more than offset in December, when Ezulwini's production exceeded the planned rate due to higher than expected grades. The gold production ramp up is expected to continue as previously forecasted for the coming quarter.

Mine Waste Solutions tailings recovery project ("MWS")

Production Summary

	Plan	Actual
Tailings reclaimed (tonnes per day)	16,304	9,043
Average recovery grade (grams/tonne)	0.234	0.275
Gold produced (ounces)	11,284	7,357

Production for the quarter was negatively affected at MWS by the transition of tailings reclamation from the depleted Stilfontein No. 2 tailings dam due to the commissioning of the production infrastructure at the Buffelsfontein No. 2 tailings dam. The project to construct the initial long-life pump station and 10.5-kilometre pipeline was initiated in June 2007 and was originally scheduled to be completed by the end of October 2007. The project was delayed due to late delivery of slurry pumps and the heavy rains that fell during October that made construction difficult. The new production facility was commissioned on December 18, 2007 and is planned to have a production life of 18 years based on current reserves.

The initial train of pumps located at Buffelsfontein No. 2 tailings dam is achieving designed performance throughput, despite having a low utilization of 75% during the quarter while the second train of standby pumps was being installed. Once the second train of standby pumps is commissioned during February 2008, the utilization is expected to increase to 95%, which will sustain production at or better than the planned 20,800 tonnes per day production rate. Despite lower than planned utilization, production rates are currently being sustained at 20,000 tonnes per day.

The initial grades mined from the Buffelsfontein No.2 tailings dam are in line with the resource estimates for the initial mining benches and the gold plant is achieving slightly better than planned recoveries for production from this newly commissioned resource.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations at 416 558-3858 or
bob@firsturanium.com

This news release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", "likely", "believes" or "goal" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) actual results may differ materially from the Corporation's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (ii) the Corporation cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) approvals to transfer or grant, as the case may be, mining rights will be obtained; (ii) mineral resource and reserve estimates are accurate; (iii) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (iv) that labour, materials and equipment will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (v) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Corporation and their investment in the Corporation's common shares to a sufficient level to continue to support the Corporation's compliance with 2014 BEE requirements; and (vi) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

All of the forward-looking statements made in this news release are qualified by these cautionary statements, those made in the "Risks and Uncertainties" section of our Management's Discussion and Analysis, and those made in the "Risk Factors" section of our most recent Annual Information Form and other filings with the securities regulators of Canada.

first Uranium

FIRST URANIUM CORPORATION

NEWS RELEASE – January 30, 2008

FIRST URANIUM REGAINS PERMISSION TO USE 80% OF ITS NEAR-TERM POWER REQUIREMENTS

Toronto, Ontario and Johannesburg, South Africa – (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Company") was today advised by Eskom, South Africa's national power utility that, effective immediately, energy usage at all mining operations could be resumed to a maximum of 80% of their average power load requirements. The restriction, imposed as part of the current phase of dealing with the national energy crisis which began on January 25, is expected to be relaxed to allow use of 90% of the Company's power load requirements on Thursday, January 31, 2008. To ensure the continued safety of our miners, operating activities will be gradually ramped up to the permitted levels.

The Company's Ezulwini Mine, an underground uranium and gold mine, is the only First Uranium operation impacted as a result of this phase of the power crisis. Given its relatively low power requirements, the tailings recovery operation at Mine Waste Solutions ("formerly Buffelsfontein Tailings Recovery Project) have been unaffected by the power cuts.

At the Ezulwini Mine, which is in a relatively early stage of development, normal weekly operations are comprised of three days of mining and four days of shaft rehabilitation. In the interests of health and safety, the Company temporarily suspended mining operations.

First Uranium estimates that during the quarter, every day of operations being shut down would result in the loss of approximately 888 tonnes of ore processed or approximately 170 ounces of gold production. Thus far, only three days of production have been lost. Rehabilitation of the Ezulwini Mine shaft has not been interrupted. The Company believes that this lost production can be made up once the shaft rehabilitation work is complete.

The neighbouring third-party plant that toll-mills gold ore for First Uranium has suspended toll milling for the Ezulwini Mine as a result of its energy usage restrictions, and it is not clear when this will resume, if at all. Should the toll-milling plant's energy reduction plan cause toll milling to be suspended

indefinitely, the Ezulwini Mine would stockpile ore until its own gold plant is commissioned in April 2008.

About First Uranium Corporation
First Uranium is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations at 416 558-3858 or
bob@firsturanium.com

first Uranium

FIRST URANIUM CORPORATION

NEWS RELEASE – February 1, 2008

90% OF TOTAL POWER CONSUMPTION RESTORED TO FIRST URANIUM'S OPERATIONS

Toronto, Ontario and Johannesburg, South Africa – (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Company") confirmed that South Africa's national power utility, Eskom, has authorized the Company to immediately increase electricity load at its operations from 80% to 90% in a gradual ramp up. Eskom also informed the Company that this authorization could be withdrawn at a later date, as national electricity supply is still tight.

An update regarding the effect of the power constraints on the Company's operations will be issued as soon as more information becomes available.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations at 416 558-3858 or
bob@firsturanium.com

first Uranium

First Uranium Corporation

NEWS RELEASE – February 13, 2008

FIRST URANIUM REPORTS RESULTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2007

All amounts are in US dollars unless otherwise noted.

First Uranium commits to commissioning Uranium production despite electrical power supply issues

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Company") today announced that it recorded a net loss of $4.1 million for the three months ended December 31, 2007 ("Q3 2008") (Q3 2007: $3.8 million), which was primarily the result of ongoing expenditures incurred in preparation of the uranium and gold projects for production, along with general and administrative expenses. Net income for the nine months ending December 31, 2008 ("2008 YTD") was $4.5 million (2007 YTD: $5.2 million) primarily the result of foreign exchange gains on translation of net assets held in Canadian dollars and South African rand into US dollars offset by ongoing expenditures. As the Ezulwini Mine is still in a ramp-up phase and has not yet achieved commercial levels of production, the revenue less cost of production from its mining operations of $2.4 million during both Q3 2008 and 2008 YTD has been capitalized against Mine infrastructure costs in Property, Plant and Equipment.

Recent Highlights

During Q3 2008, First Uranium:

- toll-treated 27,951 tonnes of ore from the Ezulwini Mine (see Definitions 2) at a recovered grade of 5.6 grams of gold per tonne, producing 5,055 ounces of gold at a Cash Cost (see Definitions 1) of $348 per ounce
- started drilling specific targets related to the possible expansion of the existing Ezulwini Mine (the "Ezulwini Expansion Program")
- completed construction of the pump station at MWS (see Definitions 2) and the 10.5-kilometre pipeline to the MWS gold plant at a total cost of $11.7 million

- completed the clean up and processing of the remaining tailings of the MWS No.2 tailings dam and commenced hydraulic mining and pumping of material from the Buffelsfontein No.2 dam to the MWS gold plant for processing during mid-December
- processed a total of 832,208 tonnes of tailings through the MWS gold plant at a recovered grade of 0.275 grams of gold per tonne, producing a total of 7,357 ounces of gold at a Cash Cost of $674 per ounce
- completed a pre-feasibility study of MWS incorporating higher average uranium and gold price assumptions and increased capital investment, which projected the project's expected net present value ("NPV") increasing by 71% to $505 million and its internal rate of return ("IRR") increasing from 69% to 151%
- entered into an interim off-take agreement with a third party pursuant to which the third party will purchase yellowcake from First Uranium from June 2008 until January 2009 at rates based upon the then prevailing spot prices
- issued 6.1 million First Uranium shares to Waterpan Mining Consortium ("Waterpan") in connection with the acquisition of the remaining 10% interest in Ezulwini Mining Company (Proprietary) Limited ("EMC") which owns and operates the Ezulwini Mine, resulting in EMC becoming wholly-owned by First Uranium (the "Waterpan Transaction")
- ended the period with $215.2 million in cash and cash equivalents

Subsequent to the end of Q3 2008, First Uranium:

- was granted an unconditional prospecting right for 6,843 hectares of additional property adjacent to the Company's Ezulwini Mine
- filed the technical report for the pre-feasibility study of MWS, as announced on December 19, 2007
- due to the significantly reduced supply of electrical power currently available in South Africa, its national power utility ("Eskom") developed concerns about its ability to supply power in the short and medium term. As a result, First Uranium has had to impose voluntary shut-downs of mine development and hoisting activity at the Ezulwini Mine. Most recently, Eskom has implemented compulsory cut-backs of power consumption on businesses and mining companies generally. The specific effects of these measures mandated by Eskom on First Uranium's operations and development projects and any modifications thereto (the "Power Situation") have been and continue to be analyzed. (see 'Preliminary Assessment of the Impact of the Power Situation')

During Q4 2008, and prior to the Power Situation, First Uranium had planned to:

- commence the upgrading of the MWS gold plant to increase the design capacity from 500,000 tonnes per month to 630,000 tonnes per month, with completion scheduled in Q4 2008
- upgrade MWS No.5 tailings dam to enable a deposition rate of 630,000 tonnes of material per month. The upgrade is expected to be completed during Q4 2008.
- start on-site preparation for the construction of the additional gold plant module and the two uranium plant modules at MWS

Gordon Miller, President and Chief Executive Officer of First Uranium said, "We have, so far, been able to accomplish all the significant objectives we have set out to do. While power supply reductions threaten our ability to continue to do that, we have several alternatives to adjust our uses and sources of power with the intent to start uranium production as close to plan as the Power Situation will allow."

Preliminary Assessment of the Impact of the Power Situation

After a preliminary review of the feasibility of the Corporation generating its own power, First Uranium's Board has concluded that the Corporation's two projects are sufficiently robust to continue development as planned based on the addition of power generation capacity.

The initial impact of this decision is as follows:

For the Ezulwini Mine:

- given the uncertainty of power supply at a third-party gold plant to toll-treat the Corporation's ore, the Board has decided to postpone the ramp-up of the underground production and to accelerate the shaft refurbishment program
- the weekly operating plan to date has been to focus on mine development and hoisting for three days and on shaft rehabilitation for four days; henceforth the intention is to focus entirely on shaft refurbishment until the operation's gold plant is commissioned in April 2008
- the first 50,000 tonne per month module of the gold plant is on schedule for commissioning in April 2008 using existing generator capacity; should Eskom power not be forthcoming, the Ezulwini Mine has existing generator capacity of 13 MVA ("1 Megavolt Ampere = 1 Mega Watt") which will be utilized
- the first 50,000 tonne per month module of the uranium plant remains on schedule for commissioning in June 2008; a feasibility study of power generation options is underway to reduce power reliance on Eskom
- commissioning of the remaining modules of the gold and uranium plant will be deferred by approximately a year to January 2010 to coincide with the corresponding mine development plan

For MWS:

- the current MWS operation is at present unaffected by the Power Situation as it has been drawing additional power from Buffelsfontein Gold Mines Limited ("BGM")
- upgrading of the MWS gold plant to increase the design capacity to 630,000 tonnes per month remains on schedule for completion in Q4 2008
- the expansion of the current operations, however, will require additional power; a power generation feasibility study has been initiated with the expected result that the expansion will be delayed by approximately three months

The decision to invest in generating our own power is a temporary measure until the Power Situation has normalized which may take several years. It is expected that the Corporation will be able to monetize a significant portion of its investment in owner generated power at that time.

Financial Highlights

(thousands of dollars)	Q3 2008	Q3 2007	2008 YTD	2007 YTD
Revenue	**6,623**	-	**15,069**	-
Operating loss	**(4,484)**	(1,575)	**(9,838)**	(4,225)
Net income (loss) for the period	**(3,998)**	(3,787)	**4,524**	(5,239)

Revenue

During Q3 2008, a total of 12,412 ounces of gold were produced and sold from the Ezulwini Mine and MWS, at an average price of $873 per ounce. Combined production during 2008 YTD totaled 25,956 ounces of gold, which were sold at an average price of $742 per ounce.

Revenue during Q3 2008 and 2008 YTD as presented above was generated from the processing of MWS tailings material and sale of the related gold.

As the Ezulwini Mine is still in a ramp-up phase and has not yet achieved commercial levels of production, the revenue less cost of production from its mining operations of $2.4 million has been capitalized against Mine infrastructure costs in Property, Plant and Equipment.

Operating loss

Operating loss includes the following:

- in Q3 2008, gold was produced at average Cash Costs of $348 and $674 per ounce at the Ezulwini Mine and MWS, respectively. The relatively high average cash costs at MWS can be attributed to the diminishing resources taken from the MWS No. 2 tailings dam, which necessitated a low-volume, high-cost mechanical load and placement operation.
- for Q3 2007 and 2007 YTD, employee compensation costs, consulting and professional fees were $0.6 million and $2.6 million, respectively

- higher general, consulting and administrative expenses in Q3 2008 and 2008 YTD primarily reflect the higher project development activities, the costs of corporate offices in Johannesburg and Toronto and other expenses of operating a public company, which were not applicable in Q3 2007 and 2007 YTD.
- the Q3 2008 stock-based compensation expense reflects the amortized cost of 1,223,001 stock options granted during FY 2007 and the amortized cost of 325,715 stock options granted during 2008 YTD
- during Q3 2008, pumping costs not capitalized at the Ezulwini Mine were included in expenditures until hoisting commenced at the end of October 2007. As of November 2007, pumping costs are included in the cost of production, which has been capitalized to Mine infrastructure costs in Property, Plant and Equipment

Non-operating income and expenses

Non-operating income and expenses for the periods reported included:

- interest income in Q3 2008 and 2008 YTD represents interest earned on the net proceeds from the Offering and the Debentures.
- interest expense in Q3 2008 and 2008 YTD consists of the interest paid on the Debentures.
- foreign exchange gains on translation in Q3 2008 and for 2008 YTD reflect the strengthening of the Canadian dollar and the South African Rand against the US dollar

Cash and Capital Expenditures

Cash and cash equivalents at the end of Q3 2008 were $215.2 million as compared with $154.6 million at the end of Q3 2007. The increase in cash was primarily attributable to the net proceeds of $130.6 million received from the sale of the Debentures in May 2007, offset by $28.0 million and $76.4 million of cash utilized for capital expenditure at the Company's two mining operations during Q3 2008 and 2008 YTD, respectively.

The Company currently holds its funds in cash and bank-sponsored guaranteed investment certificates. It has no exposure to asset-backed commercial paper.

Production Overview

The build-up of production at the Ezulwini Mine during Q3 2008 resulted in the toll-treatment of 27,951 tonnes of ore at a yield of 5.6 grams of gold per tonne, producing 5,055 ounces of gold at a cash cost of $348 per ounce. Production during the first two months of Q3 2008 was negatively influenced by the lower than planned grades, but this was more than offset in December, when Ezulwini's production exceeded the planned rate due to higher than expected grades. During Q3 2008, 247.5 metres were developed, bringing the total metres developed in the shaft pillar to 833 metres. Progressive grades encountered on the MA and MB raises in the shaft pillar to date were 5.09 and 5.81 grams of gold per tonne, respectively.

Stoping for de-stressing of the 41 level MB raise has resulted in an area of 712 square metres being mined at an in-situ stope grade of 4.74 grams per tonne. In the Middle Elsburg ("ME") uranium and gold section, stope production in the newly re-established 45 10B stope commenced in Q3 2008 and has resulted in an area of 1,059 square metres being mined at an in-situ stope grade of 25.78 grams of gold per tonne.

As of the end of December 2007, the clean-up process on surface and underground has generated a stockpile in excess of 124,000 tonnes containing an average grade of 1.1 grams per tonne of gold or approximately 2,800 ounces of recoverable gold, assuming an average recovery rate of 64%. This stockpile is expected to be utilized during mill commissioning, which is currently scheduled for April 2008.

At MWS, production activities during Q3 2008 were limited to hydraulic mining using high pressure water cannons to slurry the tailings, clean up and processing of material from the MWS No.2 tailings dam. As a result of the late commissioning of the production infrastructure at the Buffelsfontein No.2 tailings dam it was necessary to continue hydraulic mining MWS No. 2 tailings dam until December rather than October, as previously anticipated.

The project to construct the initial long-life pump station and 10.5-kilometre pipeline was initiated in June 2007 and, while it was delayed due to late delivery of slurry pumps and heavy rains that fell during October making construction difficult, these new production facilities were commissioned in mid-December.

As the resources in the MWS No.2 tailings dam neared exhaustion during Q3 2008, it was necessary to use mechanical loading and placement of the remnant material, in addition to hydraulic mining, which resulted in increased handling costs relative to a normal reclamation operation in addition to the reduced tonnages. As a result, only 770,436 tonnes of tailings (0.4 million tonnes in Q1 2008 and 1.2 million tonnes in Q2 2008) were reclaimed from the MWS No.2 tailings dam during Q3 2008.

The pump station and the pipeline between the Buffelsfontein property and the MWS gold plant were completed and commenced operation during December 2007 which enabled the Company to stop mining from the MWS No.2 tailings dam and to initiate the hydraulic mining of the Buffelsfontein No.2 tailings dam on the Buffelsfontein property. The material from the Buffelsfontein No.2 tailings dam is being transported via the pipeline to the MWS gold plant for processing. Full commissioning of the introduction of the material from Buffelsfontein No. 2 tailings dam to the plant is ongoing.

The high pressure pump train located at Buffelsfontein No.2 tailings dam is performing as designed, despite having a low utilization of 75% during the quarter. Once the second train of standby pumps is, the utilization is expected to increase to 95%, which will sustain production at or better than the planned rate of 20,800 tonnes per day. In the meantime, production rates have reached 20,000 tonnes per day.

During December, 61,772 tonnes of material from the Buffelsfontein No.2 tailings dam were processed through the MWS gold plant. The initial lower daily tonnages at the start of the hydraulic mining of the Buffelsfontein No.2 tailings dam were the result of vegetation restricting the flow of material to the pump station. By the end of December, the vegetation was sufficiently removed to allow the daily tonnages to exceed 17,000 tonnes per day.

To date, the achieved grade of 0.36 grams of gold per tonne mined from the Buffelsfontein No.2 tailings dam is in line with the resource estimates for the initial mining benches, although lower than the planned 0.40 grams of gold per tonne. The grade is expected to improve as the lower portion of the dam is mined resulting in higher grade material being treated.

Definitions

1. "Cash Costs" are costs directly related to the physical activities of producing gold, and include mining, processing and other plant costs, third-party refining and smelting costs, marketing expense, on-site general and administrative costs, royalties, in-mine drilling expenditures that are related to production and other direct costs. Sales of by-product metals are deducted from the above in computing cash costs. Cash costs exclude depreciation, depletion and amortization, corporate general and administrative expense, exploration, interest, and pre-feasibility costs and accruals for mine reclamation. Cash costs are calculated and presented using the "Gold Institute Production Cost Standard" applied consistently for all periods presented. Total cash costs per ounce is a non-GAAP measurement and investors are cautioned not to place undue reliance on it and are urged to read all GAAP accounting disclosures presented in the consolidated financial statements and accompanying footnotes.

2. First Uranium is currently focused on the rehabilitation and bringing into production of the Ezulwini underground uranium and gold mine (the "Ezulwini Mine") and the recovery of uranium and gold from the existing and future surface tailings at the Buffelsfontein mine through gold and uranium plants originally planned to be constructed near the tailings at the Buffelsfontein mine (the "Buffelsfontein Tailings Recovery Project"). In June 2007, the Company acquired Mine Waste Solutions (Proprietary) Limited ("MWS"), an existing tailings treatment company which had an operating gold recovery plant in place.As a result of the MWS purchase, First Uranium changed its plans for the Buffelsfontein Tailings Recovery Project so that the historical and future tailings from the Buffelsfontein mine (the "Buffelsfontein Tailings") will now be transported by pipeline to the MWS site and processed through MWS's existing gold plant and, subject to their completion, through the new uranium recovery plant and additional gold recovery facilities which are currently being constructed at the MWS site. For greater clarity, the Buffelsfontein Tailings Recovery Project, as enhanced and modified by the addition of MWS, will henceforth be referred to as MWS.

Cautionary Language Regarding Forward-Looking Information

This news release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the availability of electrical power, the possible addition of owner-operated power generation, price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "goal", "objective", "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Company's expectations as at November 9, 2007; (ii) actual results may differ materially from the Company's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Company cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) consistent supply of sufficient power will be available to develop and operate the projects as planned; (ii) approvals to transfer or grant, as the case may be, mining rights will be obtained; (iii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iv) mineral resource estimates are accurate; (v) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (vi) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Company and their investment in the Company's common shares to a sufficient level to continue to support the Company's compliance with 2014 BEE requirements; and (viii) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

About First Uranium Corporation
First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini Mine, and the construction of the Mine Waste Solutions tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations at +1 416 558-3858 or
bob@firsturanium.com

first Uranium

FIRST URANIUM CORPORATION

NEWS RELEASE – February 14, 2008

MANAGEMENT CHANGES TO POSITION FIRST URANIUM FOR FUTURE GROWTH

Toronto, Ontario and Johannesburg, South Africa – (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) First Uranium Corporation ("First Uranium" or "the Company") today announced several management changes and new appointments that it believes will best allocate the experience and strengths of its management team and position the Company for future growth.

- Jim Fisher, moves to Executive Vice President, Corporate Development in the Company's Toronto office from his current position as Chief Operating Officer
- Syd Caddy, joins the Company from Simmer and Jack Mines Limited as Executive Vice President and Chief Operating Officer, responsible for all of the Company's operating and exploration activities
- Wouter de Vos joins the Company as General Manager of the Ezulwini Mine, an underground uranium and gold mine
- John Gould, joins the Company as Vice President Exploration and Business Development responsible for all of the Company's exploration, technical services and growth projects and will report to Syd Caddy
- Scot Sobey, VP Business Development will continue to focus on the Company's South African and global growth initiatives, working closely with Jim Fisher
- Barry Smit, joins the Company as Consulting Mining Engineer and will focus on the Company's expansion project at the Ezulwini Mine

"It has always been part of First Uranium's vision to grow production by pursuing acquisition and joint venture opportunities," said Gordon Miller, President and CEO of First Uranium. "While there is still plenty of opportunity to grow the number and scope of our projects within southern Africa, some of the world's best mines with the lowest operational risks have been developed in the Americas. This move puts Jim Fisher and all of his experience in the optimum locale to find those kinds of projects for our shareholders."

Mr. Miller added, "We are fortunate to have quality individuals such as Syd Caddy, Wouter de Vos, John Gould and Barry Smit join the Company and lend their vast experience to our project development and future strategies."

In a separate development, Chopper Van der Bijl, age 61, has retired from his position as General Manager, Ezulwini Mining Company. Of Mr. Van der Bijl, Gordon Miller said, "I am greatly indebted to his contributions to the building of the Ezulwini Mine as an operation of great substance. I am obviously disappointed to lose someone of Chopper's experience and abilities, but respect his decision to leave First Uranium at this point in his life." Wouter de Vos, will assume the role of General Manager of the Ezulwini Mine effective February 25, 2008.

About First Uranium Corporation
First Uranium is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations at 416 558-3858 or
bob@firsturanium.com

First Uranium management affected by recent changes:

Jim Fisher serves as First Uranium's Executive Vice President, Corporate Development and Chief Operating Officer and as a director of the First Uranium Board. Mr. Fisher has 28 years' experience in the Southern African mining industry, including nine years on the Zambian copper belt and the rest in South Africa. Since February 2006 Mr. Fisher held various senior positions within First Uranium, including serving as the Company's initial Chief Operating Officer until February 2008 and prior to that as Chief Executive Officer of FUSA. From September 2001 to February 2006, Mr. Fisher provided consulting services on a number of mining and other projects, including metallurgical consulting services to Simmer and Jack Mines Limited. From April 1999 to September 2001, Mr. Fisher served as the Business Manager for the PDWA JV where his duties encompassed strategy and organizational development, corporate and public relations as well as the definition of and implementation of the information technology and remuneration strategy. Mr. Fisher ran the Cooke uranium plant from 1987 to 1989 as well as the Western Areas North Shaft (now Ezulwini) from 1991 to 1994. Mr. Fisher is a Chartered Engineer, a fellow of The Institute of Materials, Minerals and Mining, a member of the South African Institute of Mining and Metallurgy, a member and past President of the Mine Metallurgical Managers Association of South Africa.

Syd Caddy serves as First Uranium's Executive Vice President and Chief Operating Officer. He has over 31 years' experience in the mining industry having managed his first mine at the age of 25 when he was appointed mine manager of Union Tin Mines. He was also instrumental in the start-up commissioning and running of Black Mountain Minerals for seven years. This was followed by a career on some of South Africa's best-known gold mines including general manager of Kloof Gold Mine where he oversaw the design and construction of the new Number 4 Shaft complex. Mr. Caddy also managed West Driefontein Gold Mine between 1992 and 1995, before joining JCI Limited in 1996 as consulting engineer responsible for management and control of HJ Joel Gold Mining Company, Western Areas, Randfontein Estates and Prestea Gold Mining Company. He served as Executive New Business for Simmer and Jack Mines Limited from October 2007 until March 2008. A Registered Professional Engineer with the Engineering Council of South Africa and a Fellow of the South African Institute of Mining and Metallurgy and the Australian Institute of Mining and Metallurgy, he is also Past President of the Association of Mine Managers of South Africa.

Wouter de Vos serves as General Manager at First Uranium's Ezulwini Mine. Mr. de Vos brings 30 years of mining experience to this position. From March 2006 to February 2008, Mr. de Vos was the General Manager of the Buffelsfontein Gold Mine owned and operated by Simmer and Jack Gold Mines. Previously he worked for consulting engineers and project managers Read, Swatman and Voigt (Pty) Ltd as Project Manager from 2005 to 2006 and as Construction Manger from 2002 to 2003. Mr. de Vos has held positions of increasing responsibility at several mining companies throughout his career including Messina Platinum Mines Limited (S.P.C.) from 2003 to 2005, Placer Dome Western Areas Joint Venture from 1989 to 2001; Consolidated Modderfontein Mine Ltd from 1988 to 1989; and Durban Roodepoort Deep Ltd from 1978 to 1988.

John Gould serves as First Uranium's Vice President, Exploration and Business Development. He has been involved in Witwatersrand-type and Bushveld-type mining operations in South Africa with experience in all aspects of mining including deep and shallow level gold mining operations (Venterspost, East Driefontein, Randfontein Estates, Joel Gold Mine, ERPM, Grootvlei Gold Mine, Harmony and Virginia Gold Mines) as well as experience in the platinum mines (Rustenburg Platinum Mines – Amandelbult Section). Mr. Gould held the positions of Mine Geologist through to Technical Services Manager (including geology, rock mechanics, ventilation, survey, mining, mine planning and sampling), Mine Manager, and Executive Member of local mining companies and until October 2007, Managing Director for a developing junior. He has been involved with Gold Fields of South Africa, Johannesburg Consolidated Investment Company, Harmony Gold Mine and finally Platinum Group Metals Limited. Until October 2007, John Gould headed up the South African operations for Platinum Group Metals and was

responsible for the development, market position and technical performance of the company. Mr. Gould has also played a leading role in the development and support of South Africa's Mineral Resources and Petroleum Development Act. He was invited to accompany the Honorable Minister Sonjica on her world tour to the major institutions throughout the USA, Canada, Europe and Britain.

Scot Sobey serves as First Uranium's Vice President, Business Development. Mr. Sobey's background lies in management consulting and project management, having spent 4 years with Gemini Consulting, followed by 2 years with PSP Icon. Mr. Sobey has developed extensive expertise in large-scale turnaround and transformation projects spanning the financial services, courier and freight, telecommunications, electricity and mining industries. From October 2005, Mr. Sobey jointly project managed (in conjunction with key leadership from Simmer and Jack Mines Limited) the start up of the Buffelsfontein Gold Mine formerly known as DRD Gold's North West Operations. Most recently, Mr Sobey formed an integral part of First Uranium's Offering team.

Barry Smit serves as First Uranium's Consulting Mining Engineer for the Corporation's Ezulwini Mine. He has 28 years of experience in the platinum, gold and construction industries, where he was responsible for design, construction, project management and operations. Mr. Smit is a mining engineer, with further studies in project management as well as in environmental and business risk management. He has led several technical forums for the mining industry at CSIR Miningtek, developing technical solutions for the South African mining industry.

first Uranium

First Uranium Corporation

NEWS RELEASE – April 21, 2008

FIRST URANIUM TO BUILD ACID PLANT TO SECURE FUTURE SUPPLY OF SULPHURIC ACID FOR ITS URANIUM PLANTS AT REDUCED COSTS

All amounts are in US dollars unless otherwise noted.

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Company") today announced that, it will purchase and install an "off the shelf" acid plant to produce sulphuric acid to reduce the future costs and secure supply of acid required for its two uranium and gold mining projects in South Africa, the underground Ezulwini Mine ("Ezulwini") and the Mine Waste Solutions tailings recovery project ("MWS"). At a projected cost of $124 million, the acid plant will be installed at MWS, located in the Western portion of the Witwatersrand Basin approximately 160 kilometres South-West of Johannesburg. Based on an analysis of pyrite feed-stock potential from the MWS tailings dams, a preliminary technical assessment and a recent market analysis, the Company expects that it will take 19 months to procure and commission the acid plant with anticipated production beginning in January 2010. The company has secured its initial requirements for sulphuric acid in a market where acid supplies remain very tight. The company anticipates significant acid price increases that are expected to continue in the medium term, as acid prices are closely related to the market for sulphur which is also indicating tight supply and significant price increases.

RATIONALE

Reduced availability of electrical power in South Africa has caused cutbacks in the operation of smelters and other facilities that produce sulphuric acid as a byproduct. The reduced supply of acid, increases in the cost of elemental sulphur (which is used to produce acid) and increased demand for acid in the base metal sector and for fertilizer production have led to rapidly increasing global acid prices. The Company has assessed and confirmed the economic viability of constructing an acid plant to provide the required sulphuric acid for its operations to mitigate the effects of supply constraints and rapidly rising costs for acid.

Graph 1: SULPHUR SPOT PRICE COMPARISON



Sulphur Spot Price (Historical to Date)
$ per tonne fob bulk
700
600
500
400
300
200
100
0
Jan-05
Jan-06
Jan-07
Jan-08
fob Vancouver
cfr India

Notes for the Graph 1 and Tables 1 and 2:

1) 'fob' means "free on board" and indicates that the quoted price includes the cost of loading the goods into transport vessels at the specified location
2) 'cfr' means "cost and freight" and indicates that the cost of the goods and freight charges are included in the quoted price; while the buyer arranges for and pays insurance
3) as South Africa is a net importer of sulphur, local suppliers practice import parity pricing with industry recognized benchmark prices as shown

The long-term global outlook for the sulphuric acid ("H_2SO_4") market is based upon information from sulphur industry research and is primarily driven by the spot price for sulphur.

Table 1: INTERNATIONAL ACID PRICE FORECAST

	2008 $/tonne	2009e $/tonne	2010 – 2015e $/tonne	2015-2020e $/tonne
Tampa (cfr) consumer	250	175	80	80
Houston (fob)	260	175	80	80
Average H_2SO_4 price	265	175	80	80

The forecast acid prices exclude the $90 per tonne cost of transport from the South African port of entry to the Company's mining operations. Due to new uranium mining activity in this region, there is increasing local demand for sulphuric acid. This demand can only begin to normalize once additional acid plants have been commissioned.

Table 2: DELIVERED ACID PRICE FORECAST

Forecast	2008 $/tonne	2009e $/tonne	2010 – 2014e $/tonne	2014-2020e $/tonne
Average international H_2SO_4 price -- fob Richards Bay, South Africa	260	175	80	80
Transport	90[1]	90[1]	90[1]	15[2]
Total cost modeled	350	265	170	95

Notes:

1) Transport costs ex Richards Bay, South Africa
2) Assumes that enough local acid production will have started up by 2014 to reduce transport costs

Future price projections in South Africa, which indicate sulphuric acid costs ranging between US$330 and US$600 per tonne, have not taken into consideration acid demand at new mining projects, such as MWS, which will come on stream in the near term and approximately represent an additional15% of current market acid supply.

Even assuming more conservative increases in acid costs, the Company expects that its investment of $124 million in an acid plant, on its own, will have an internal rate of return ("IRR") of 6%, an NPV of $28 million and a payback of 11 years. The low-cost acid produced by this plant will improve NPV at Ezulwini and MWS as sulphur will be sourced from current operations at no cost.

THE ACID PLANT BUSINESS MODEL

Once the acid plant is completed, the Company will direct all of the pyrite currently produced as waste at the MWS tailings plant to the acid plant for the production of sulphuric acid, which will eliminate the need to source acid from third-party vendors. Since the planned production of the acid would be more than sufficient to supply both Ezulwini's and MWS's projected acid requirements, excess acid could be sold into the market at the then prevailing market rates. In addition, as the production of acid in the plant will be an exothermic reaction, there is the opportunity to generate a by-product of approximately four megawatts of power, which will be available to augment the power supply to Ezulwini and MWS.

"We are in a fortunate position to have access to pyrite which is currently being discarded as a waste product after we have removed the gold from the pyrite flotation concentrate at MWS," added Gordon Miller, President and CEO of First Uranium. "While we believe that we have dealt with the current electrical power supply issues in a satisfactory way, it is but one of the important issues facing mining companies today. Consistent and reasonably priced acid supply is a fundamental requirement for our operations and the decision to build an acid plant will not only secure supply and protect us from rampant acid price inflation, it will also assist with future power requirements,"

ACID PLANT

The technical parameters used for this economic assessment are based upon test work and a preliminary assessment that has been conducted by MDM Engineering (Pty) Ltd during the past five months. The specification and procurement study is expected to be concluded within eight weeks. Of potential benefit to the installation of an acid plant is the fact that Simmer & Jack Mines, Limited, First Uranium's parent company, holds an existing license to produce acid at their Buffelsfontein Gold Mine under their Old Order Mining Right, which is in the process of being converted to a New Order Mining Right.

Table 3: PROJECT SPECIFICATIONS AND ECONOMICS FOR A 600 TONNE-PER-DAY ACID PLANT

Description	Amount	Unit
Tonnes of sulphur required per month	6,200	tonnes per month
Tonnes of tailings concentrate (pyrite) required per month	24,000	tonnes per month
Tonnes of acid produced per month	18,000	tonnes per month
Total capital	124	$ millions
Total capital cost per total tonne of acid produced	31	$/tonne
Operating cost of acid plant per tonne of acid produced	14	$/tonne
Revenue per tonne of acid charged to Ezulwini and MWS	51	$/tonne
IRR	6%	%
Long-term acid market price assumed for acid plant economics	95	$/tonne
Payback	11	years
NPV	28	$ millions

A standard plant with a sulphuric acid capacity of 600 tonnes per day has been chosen as the preferred size specification, which is more than sufficient to meet the Company's planned acid requirements. In addition, the plant would have the flexibility to adjust the process to achieve the desired sulphuric acid production regardless of the pyrite content in the tailings, which will allow the Company to fulfill its sulphuric acid requirements despite variances in the pyrite content from one tailings dam to the next.

The Company expects there to be a healthy market into which it should be able to sell any excess acid production.

Based on the current price projections for sulphuric acid, the Company expects the acid plant to operate at an incremental cost of approximately $14 per tonne of acid, which will be reduced by credits received for the plant's by-product of electrical power discussed on page 3. The financial impact of the acid plant has been factored in the cash flow analysis below.

BENEFIT TO THE COMPANY'S MWS AND EZULWINI PROJECTS

The incremental benefits to the Company's MWS and Ezulwini projects are tabled below and also reflect the required investment in electrical power generation (announced in a separate release dated April 18, 2008), the rising costs of Eskom-supplied power in future years, the construction of an acid plant, the Company's current assumptions for the projects prices of uranium and gold and the projected currency exchange rate of the South African rand and the US dollar.

Table 4: ACID PRICES AT MWS

Description	MWS			
	November 2007[1]	April 2008 Power & Own Acid	April 2008 Acid Exposed Conservative case	April 2008 Acid Market Downside case
Average H_2SO_4 price ($/tonne)	60	73.4[2]	114.6[3]	168.3[4]
Operating cost ($/tonne)	2.5	2.9	3.2	3.4
NPV ($ millions)	505	419	375	347

Notes:

1) The source of the November 2007 data was the 'Technical Report on the Pre-Feasibility of the Buffelsfontein Tailings Recovery Project, located at Stilfontein, North West Province, South Africa'
2) H_2SO_4 : Yr1 $266 / tonne; Yr2 $266 / tonne; Yr3 and beyond $34.2 / tonne
3) H_2SO_4 : Yr1 $266 / tonne; Yr2 $266 / tonne; Yr3 –Yr6 $170 / tonne ; Yr6 and beyond $95 / tonne
4) H_2SO_4 : Yr1 $266 / tonne; Yr2 $266 / tonne; Yr3 and beyond $200 / tonne
5) Average life of mine rate to exchange Rand to US dollars = 7.53
6) Average acid input cost of total operating cost for MWS = 23%
7) Average H_2SO_4 costs are a blend of the cost of contracted acid supply and the cost of the planned acid plant

Table 5: ACID PRICES AT EZULWINI

Description	EZULWINI MINE			
	May 2007[1]	April 2008 Power & Own Acid	April 2008 Acid Exposed Conservative case	April 2008 Acid Market Downside case
Average H_2SO_4 price ($/tonne)	60	105[2]	168[3]	240.5[4]
Operating cost ($/tonne)	55.6	73.35	74.3	75.4
NPV ($ millions)	332	667	655	643

Notes :

1) The source of the May 2007 data was the 'Technical Report on the Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa'
2) H_2SO_4 : Yr1 $565 / tonne; Yr2 $565 / tonne; Yr3 and beyond $47.5 / tonne
3) H_2SO_4 : Yr1 $565 / tonne; Yr2 $565 / tonne; Yr3 –Yr6 $ 170 / tonne ; Yr6 and beyond $95 / tonne
4) H_2SO_4 : Yr1 $565 / tonne; Yr2 $565 / tonne; Yr3 and beyond $200 / tonne
5) Average life of mine rate to exchange Rand to US dollars = 7.53
6) Average acid input cost of total operating cost for Ezulwini = 2.5%
7) Average H_2SO_4 costs are a blend of the cost of contracted acid supply and the cost of the planned acid plant

Table 6: ACID PLANT ECONOMIC ASSUMPTIONS AND VALUATION

ECONOMIC ASSUMPTIONS	Unit	Mar 2011	Mar 2012	Mar 2013	Mar 2014	Beyond Mar 2014
Currency exchange rate	(ZAR/$US)	7.50	7.45	7.57	7.57	7.57
Sulphuric acid price (Market Outlook)	$/tonne	170	170	170	170	95
Sulphuric acid price (Market High Case)	$/tonne	200	200	200	200	200

PRELIMINARY ASSESSMENT VALUATION	Unit	Market Outlook	Market High Case
NPV	$ millions	28	75
IRR	%	6%	13%

"We decided, with the full support of our Board, that, given our uranium price, gold price and exchange rate assumptions, our Ezulwini Mine and Mine Waste Solutions were robust enough projects to support our decision to supply our own electrical power generating capacity and invest in the business of producing sulphuric acid," added Mr. Miller. "Our analysis of our peak funding requirements, taking into account the construction of new acid and power plants suggests that we would be required to draw down on a credit facility, on a short-term basis, from April 2009, until sales of gold and uranium increase to completely offset our capital needs. With gold prices at or above $900 per ounce, revenue from our near- to medium-term gold production may mitigate any needs to raise any other forms of capital."

Technical Disclosure

Historical technical disclosure in this new release relating to the Mine Waste Solutions tailings recovery project ("MWS" and formerly named the Buffelsfontein tailings recovery project) was extracted from a technical report entitled "Technical Report – Pre-Feasibility of the Buffelsfontein Tailings Recovery Project, located in Stilfontein, North West Province, Republic of South Africa" submitted on November 1, 2007, and was prepared by Daan van Heerden, B.Sc., M.Comm., Charles Muller, B.Sc, Pr.Sci.Nat, and Johan Odendaal, B.Sc., M.Sc., Pr.Sci.Nat all of Minxcon Pty Ltd. ("Minxcon"), Treavor Pearton, B.Sc Eng PhD, FGSA and Mike Valenta, Pr Eng, B.Sc., of Metallicon Process Consulting (Pty) Ltd. ("Metallicon') each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium.

Historical technical information is this news release relating to the Ezulwini Mine is extracted from a technical report entitled "Technical Report - Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa" originally submitted on November 8, 2006, revised on December 5, 2006, January 31, 2007 and May 9, 2007 prepared in accordance with NI 43-101 by R. Dennis Bergen, P.Eng and Wayne Valliant P.Geo of Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium.

The disclosure contained in this news release relevant to their respective contributions to Ezulwini, MWS and the acid plant has been reviewed and approved by Messrs. Bergen, van Heerden, Muller, Odendaal, Pearton, Valliant and Valenta.

The economic analysis contained in this news release is contained in a the above technical reports and is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no

certainty that the reserves development, production and economic forecasts on which the preliminary assessment contained in the technical reports is based, will be realized.

Cautionary Language Regarding Forward-Looking Information

This news release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the availability of electrical power, the planned addition of owner-operated power generation, price of electrical power and sulphuric acid, the estimation of mineral resources and reserves, the realization of estimated pyrite content in the MWS tailings dams, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, availability of financing on acceptable terms, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "goal", "objective", "plans", "expects" or "does not expect", "is expected", "projected", "assumed", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, availability of equipment, materials and fuel, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold, to price of electrical power and sulphuric acid. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Company's expectations as of the date of this news release; (ii) actual results may differ materially from the Company's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Company cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) consistent supply of sufficient power will be available to develop and operate the projects as planned; (ii) approvals to transfer or grant, as the case may be, mining rights will be obtained; (iii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iv) mineral resource estimates are accurate; (v) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (vi) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Company and their investment in the Company's common shares to a sufficient level to continue to support the Company's compliance with 2014 BEE requirements; and (viii) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

Conference Call
First Uranium will conduct a conference call with investors to discuss the information in this news release at 10:00 a.m. local Toronto time and 4:00 p.m. local Johannesburg time on Monday, April 21, 2007. The conference call will be available simultaneously to all interested investors and news media.

Callers may dial 1 800 319-4610 (Canada and the US) or 0800 200 648 (South Africa). Callers from other international locations may call +1 604 638-5340 (Canada) or +27 11 535 3600 (South Africa). The call will be webcast at http://services.choruscall.com/links/firsturanium080421.html and an archive will be available through the same link shortly after the live event for 90 days.

A replay of the conference call will be available for 30 days. To access the replay, callers may dial 1 800 319-6413 (Canada and the US). Callers from other international locations may access the replay by dialing +27 11 305 2030 (South Africa) or +1 604 638-9010 (Canada). Access to the replay will require the code 2128, followed by #.

About First Uranium Corporation
First Uranium Corporation (TSX:FIU, JSE:FUM) is focused on the development of its South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and underground development of the Ezulwini Mine and the expansion of the Mine Waste Solutions tailings recovery facility. First Uranium also plans to grow production by pursuing value-enhancing acquisition and joint venture opportunities in South Africa and elsewhere.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations
at 416 342-5639 (office), 416 558-3858 (mobile) or bob@firsturanium.ca

first Uranium

RECEIVED

2008 OCT -8 P 12:50

FIRST URANIUM CORPORATION

NEWS RELEASE – April 21, 2008

FIRST URANIUM TO MEET FUTURE PRODUCTION GROWTH PLANS AT ITS SOUTH AFRICAN OPERATIONS BY INSTALLING POWER PLANTS AND A SULPHURIC ACID PLANT

All amounts are in US dollars unless otherwise noted.

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Company") today confirmed its decision, previously announced on February 13, 2008, to generate a portion of its future electrical power requirements at its underground Ezulwini Mine ("Ezulwini") and the Mine Waste Solutions tailings recovery project ("MWS") in South Africa. While these arrangements to generate additional power to supplement that supplied by South Africa's national power utility, Eskom, will increase the projected capital and operating costs of the Company's two operations, this investment in power is justified by securing supply of electrical power and it will have been more than offset by the increased realized price for gold and the decline in the value of the South African rand against the US dollar.

Taking into consideration the capital and operating costs of generating additional power, revised acid price assumptions and a revaluation of metal price and exchange rate assumptions (each of which is described in further detail in this news release), the revised net present value ("NPV" at an 8% discount rate) is expected to be $667 million for Ezulwini and $420 million for MWS and the internal rates of return ("IRR") for the projects are expected to be 336% for Ezulwini and 75% for MWS.

In a separate news release, also dated April 18, 2008, the Company announced that it will establish a separate business unit to build and operate an acid plant to supply sulphuric acid to Ezulwini and MWS.

RATIONALE FOR THE COMPANY TO GENERATE ITS OWN POWER

The Company conducted a study assessing the economic viability of First Uranium generating its own power at Ezulwini and MWS for the next five years, as a result of the significantly reduced supply of electrical power currently available in South Africa and Eskom's concerns about its ability to supply power to the country's mining industry in the short and medium term. On January 24, 2008, Eskom communicated to the mining industry that the utility could not

guarantee power availability and asked the industry to operate at electrical power levels below historical load requirements until 2012 (the "Power Situation"). While Eskom has announced plans to increase the supply of power incrementally in the years leading up to 2012, Eskom also reports that full power availability cannot be guaranteed until then.

At both Ezulwini and MWS, based on the positive economic results of each study, the Company plans to initially lease diesel generators for a term of up to five years. In addition, the Company plans to purchase and install 30 megawatts ("MW") of electrical power generating capacity at a cost of approximately $20 million. The Company expects to power its generators using a combination of diesel fuel and heavy fuel oil for approximately five years and to recover approximately 50% of its investment by selling the power generators when they are no longer needed.

"First Uranium is determined to start up its uranium recovery plants at its Ezulwini Mine and MWS on schedule," said Gordon Miller, President and CEO of First Uranium. "We have adjusted our uses and sources of electrical power to enable us to fulfill our production commitments to our investors. We do not intend to let the Power Situation nor the ongoing increases in the cost of sulphur and sulphuric acid threaten our business or use them as an excuse to miss our project milestones. Given that we are mining uranium and gold at both projects we are confident that the project economics are robust enough, assuming our forecast metal prices, to allow us to overcome the electrical power shortages and rapidly increasing acid prices that are prevalent in South Africa."

IMPACT ASSESSMENT BY PROJECT

Based on the positive results of the studies of the impact of generating power and the impact of building and operating the acid plant, the Company, with the full support of its Board, will proceed with the full development of its two projects and acid plant as follows:

For the Ezulwini Mine:

- given the uncertainty of power supply, since January 24 2008, at a third-party gold plant to toll-treat the Company's ore, the Company reduced mine development and hoisting ore to surface during February and March, 2008, and focused on shaft refurbishment until the operation's gold plant commences commissioning at the end of April 2008, when mine development and hoisting ore are expected to resume at planned rates
- the Company expects to recover any interim production shortfalls arising from the reduction of mine development as the processing plant has available milling capacity to accommodate additional throughput for the next 12 months
- the first 50,000 tonne per month module of the gold plant remains on schedule for commissioning commencing in April 2008 using Eskom power (as available) augmented by existing installed diesel generator capacity if necessary
- the first 50,000 tonne per month module of the uranium plant remains on schedule for commissioning commencing in June 2008 using the Company's new power generation capacity. Current mine production from the gold section and uranium section will be stockpiled separately on surface in the interim

- the Company does not expect any material adjustment to previously reported production forecasts
- full operation of Ezulwini is expected to require a maximum demand of 56 MW of power, of which Eskom has amended its committed supply to 32 MW, requiring the Company to generate 24 MW, 10 MW more than its existing generator capacity of 14 MW
- prior to the Power Situation, electrical power costs were expected to represent about 9% of the operating costs. The impact of additional operating costs for power generation are estimated to be an additional $3.59 (a 12% overall increase) per pound for uranium and an additional $35.50 (an 8% overall increase) per ounce for gold over the five-year period of self power generation.

Expected costs to generate additional power over the life of the mine at Ezulwini subsequent to the Power Situation and to purchase Eskom power at higher rates are listed in the table below and are expected to result in average annual operating costs, on a co-product basis, of $0.86 per pound for uranium and $8.62 per ounce for gold.

Table 1: Operating Cost Impact of Electrical Power at the Ezulwini Mine

Fiscal year ending March 31	Additional operating cost ($ millions)	Additional unit cost ($ per tonne)	Additional power cost as a % of operating costs
2009	8.6	14.24	20%
2010	18.3	12.51	21%
2011	16.8	8.53	17%
2012	8.80	4.00	11%
2013	5.89	2.67	10%
Life of mine	58.35	1.19	18%

For MWS:

- the current MWS operation remains unaffected by the Power Situation as it is drawing additional power from Buffelsfontein Gold Mines Limited ("BGM")
- upgrading of the MWS gold plant to increase the design capacity to 633,000 tonnes per month was completed on schedule
- although announced on February 13 that a three-month delay was expected to complete a feasibility study for the additional power requirements, the Company now expects to start commissioning the second gold plant module and the first two modules of the uranium plant in December 2008
- the construction schedule for the third modules of its gold and uranium plants will be completed by December 2009
- full operation of MWS is expected to require a maximum demand of 43 MW of power by February 2010, of which Eskom has committed to supply 29 MW by this date, requiring the Company to generate 14 MW
- prior to the Power Situation, electrical power costs were expected to represent about 9% of the operating costs. The impact of additional operating costs for power generation are estimated to be an additional $2.49 (a 10% overall increase) per pound for uranium and an additional $44.70 (a 13% overall increase) per ounce for gold over the five-year period of self power generation.

Expected costs to generate additional power over the life of the mine at MWS subsequent to the Power Situation and to purchase Eskom power at higher rates are listed in the table below and are expected to result in average annual

operating costs, on a co-product basis, of $1.04 per pound for uranium and $17.00 per ounce for gold.

Table 2: Operating Cost Impact of Electrical Power at MWS

Fiscal year ending March 31	Additional operating cost ($ millions)	Additional unit cost ($ per tonne)	Additional power cost as a % of operating costs
2009	3.41	0.98	11%
2010	18.58	1.06	23%
2011	22.13	0.95	21%
2012	6.28	0.27	8%
2013	0.45	0.02	1%
Life of mine	50.89	0.56	13%

Technical reports for both projects are expected to be completed by June 2, 2008.

ECONOMIC AND COMMODITY PRICE ASSUMPTIONS

To assess the financial impact of the costs of generating additional power and revised cost of sulphuric acid, the following tables show the Company's commodity price assumptions for May 2007 (the date of the previous technical report for Ezulwini), November 2007 (the date of the previous technical report for MWS and April 2008 (the most recent survey of assumptions). The November 2007 and April 2008 assumptions are based on an average nominal consensus forecast from the investment research analysts at 13 North American-based brokerage firms, adjusted downward by the US inflation rate for the period covering the construction of the projects.

Table 3: NOVEMBER 2007 ECONOMIC AND COMMODITY PRICE ASSUMPTIONS

	Unit	Mar 2009	Mar 2010	Mar 2011	Mar 2012	Beyond Mar 2012
Gold price	$/ounce	737	734	683	627	635
Uranium price	$/pound	104	104	91	78	45
Currency exchange rate	ZAR/$US	7.40	7.40	7.40	7.40	7.40
Market sulphuric acid price (incl. transport)	$/tonne	60	60	60	60	60
Project sulphuric acid price (MWS)	$/tonne	60	60	60	60	60
Project sulphuric acid price (Ezulwini)	$/tonne	60	60	60	60	60

Table 4: APRIL 2008 ECONOMIC AND COMMODITY PRICE ASSUMPTIONS

	Unit	Mar 2009	Mar 2010	Mar 2011	Mar 2012	Beyond Mar 2012
Gold price	($/oz.)	890	907	874	797	711
Uranium price	($/lb.)	96	92	79	75	50
Currency exchange rate	(ZAR/$US)	7.27	7.36	7.50	7.45	7.57
Market sulphuric acid price (incl. transport)	$/tonne	350	265	170	95	95
Project sulphuric acid price (MWS)	$/tonne	266	266	34.2	34.2	34.2
Project sulphuric acid price (Ezulwini)	$/tonne	565	565	47.5	47.5	47.5

REVISED PROJECT ECONOMICS

The following tables summarize the impact of the power supply and acid cost changes at Ezulwini and MWS. More details of the project economics from the financial models upon which the information in Tables 5 and 6 are based, will be posted to the Company's web site (www.firsturanium.com) in due course.

Table 5: REVISED PROJECT ECONOMICS FOR THE EZULWINI MINE

	From May 2007 technical report	April 2008 with May 2007 assumptions	April 2008 with April 2008 assumptions
Uranium price ($ per pound)	50	50	see April 2008 assumptions
Gold price ($ per ounce)	500	500	See April 2008 assumptions
Electrical power required	56MW	56MW	56MW
Eskom commitment	80MW	32MW	32MW
Self-generated power	-	24MW	24MW
Life-of-mine average co-product operating costs			
Operating cost per tonne milled ($/tonne)	56.87	71.82	71.82
Uranium cash cost ($/pound)	29	41	33
Gold cash cost ($/ounce)	297	385	376
Capital expenditures	$271 million	$220 million	$220 million
Average annual life-of-mine production			
Uranium (pounds)	888,000	951,000	951,000
Gold (ounces)	290,000	306,000	306,000
Production milestones			
Gold plant commissioning commences	April 2008	April 2008	April 2008
1st 50,000 tpm mill	April 2008	April 2008	April 2008
Uranium plant commissioning commences	June 2008	June 2008	June 2008
2nd 50,000 tpm mill	Sep 2008	Sep 2008	Sep 2008
3rd 50,000 tpm mill	Jan 2009	Jan 2009	Jan 2009
4th 50,000 tpm mill	Jan 2009	Jan 2009	Jan 2009
NPV_8	$332 million	$191 million	$667 million
IRR	32%	34%	336%

Notes:

1. The assumed exchange rate for South African rand for all dates in the table above is as shown in the table above.
2. Co-product costs assume that operating cash costs are split in proportion to the revenue earned from each product.
3. NPV is calculated using a nominal discount rate of 8%

Table 6: REVISED PROJECT ECONOMICS FOR MWS

	From November 2007 Technical Report	April 2008 with November 2007 assumptions	April 2008 with April 2008 assumptions
Uranium price ($ per pound)	see November 2007 assumptions	see November 2007 assumptions	see April 2008 assumptions
Gold price ($ per ounce)	See November 2007 assumptions	See November 2007 assumptions	See April 2008 assumptions
Electrical power required	43 MW	43 MW	43 MW
Eskom commitment	43 MW	29 MW	29 MW
Self-generated power	-	14 MW	14 MW
Life-of-mine average co-product operating costs			
Gold operating cost per tonne reclaimed ($/tonne)	1.93	2.16	2.12
Uranium operating cost per concentrate tonne ($/tonne)	8.09	10.00	9.82
Uranium cash cost ($/pound)	24	22	22
Gold cash cost ($/ounce)	264	353	347
Capital expenditures	$260 million	$264 million	$241 million
Average annual life-of-mine production			
Uranium (pounds)	1,339,000	1,317,000	1,317,000
Gold (ounces)	126,000	130,000	130,000
Production milestones			
1st module of gold plant	June 2007	June 2007	June 2007
2nd module of gold plant	Nov. 2008	Dec. 2008	Dec. 2008
3rd module of gold plant	Nov. 2009	Dec. 2009	Dec. 2009
1st module of uranium plant	Nov. 2008	Dec. 2008	Dec. 2008
2nd module of uranium plant	Nov. 2008	Dec. 2008	Dec. 2008
3rd module of uranium plant	Nov. 2009	Dec. 2009	Dec. 2009
NPV_8	$505 million	$133 million	$419 million
IRR	151%	22%	75%

Notes:

1. This table differs from the November 2007 model in that the Company's fiscal year 2008, which ended on March 31, 2008, has not been considered in the above calculations.
2. The assumed exchange rate for South African rand for all dates in the table above is as shown in the table above.
3. Co-product costs assume that operating cash costs are split in proportion to the revenue earned from each product.
4. NPV is calculated using a real discount rate of 8%
5. The first gold plant module became operational with the acquisition of the Chemwes gold plant in June 2007.

"With Eskom being unable to meet the power demands of the country, we knew that we had no choice but to generate our own power," said Mr. Miller. "The real task was to find a way to minimize the upfront capital costs of acquiring this additional power generating capacity. We were able to do that and also design power-savings solutions into the plant construction that would reduce the dependence on self-generated power. Fortunately, the rising price for the gold we are producing is expected to more than offset the additional costs of our own power generation. Rapidly increasing prices of sulphur have also had a very positive impact on the economic assessment of our large

above ground source of sulphur which is contained in pyrite in the tailings dams at MWS."

Technical Disclosure

All technical disclosure in this news release relating to the Mine Waste Solutions tailings recovery project ("MWS" and formerly named the Buffelsfontein tailings recovery project) has been prepared in accordance with National Instrument 43-101 ("NI 43-101) by Daan van Heerden, B.Sc., M.Comm., Charles Muller, B.Sc, Pr.Sci.Nat, and Johan Odendaal, B.Sc., M.Sc., Pr.Sci.Nat all of Minxcon Pty Ltd. ("Minxcon"), Treavor Pearton, B.Sc Eng PhD, FGSA and Mike Valenta, Pr Eng, B.Sc., of Metallicon Process Consulting (Pty) Ltd. ("Metallicon') each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium.

Historical technical disclosure in this new release relating to MWS is extracted from a technical report entitled "Technical Report – Pre-Feasibility of the Buffelsfontein Tailings Recovery Project, located in Stilfontein, North West Province, Republic of South Africa" submitted on November 1, 2007, and prepared by Mssrs. van Heerden, Muller, Odendaal, Pearton and Valenta. The disclosure contained in this news release relevant to their respective contributions has been reviewed and approved by Messrs. van Heerden, Muller, Odendaal, Pearton and Valenta.

All technical disclosure in this news release relating to the Ezulwini Mine has been prepared in accordance with NI 43-101 by R. Dennis Bergen, P.Eng and Wayne Valliant P.Geo of Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium.

Historical technical information is this news release relating to the Ezulwini Mine is extracted from a technical report entitled "Technical Report - Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa" originally submitted on November 8, 2006, revised on December 5, 2006, January 31, 2007 and May 9, 2007 prepared in accordance with NI 43-101 by Messrs. Bergen and Valliant, who have also reviewed and approved the disclosure in this news release.

The economic analysis contained in this news release is contained in a the above technical reports and is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserves development, production and economic forecasts on which the preliminary assessment contained in the technical reports is based, will be realized.

Cautionary Language Regarding Forward-Looking Information

This news release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the availability of electrical power, the planned addition of owner-operated power generation, price of uranium and gold, price of electrical power and sulphuric acid, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, availability of financing on acceptable terms, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "goal", "objective", "plans", "expects" or "does not expect", "is expected", "projected", "assumed", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current

exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, availability of equipment, materials and fuel, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold, to price of electrical power and sulphuric acid. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Company's expectations as of the date of this news release; (ii) actual results may differ materially from the Company's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Company cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) consistent supply of sufficient power will be available to develop and operate the projects as planned; (ii) approvals to transfer or grant, as the case may be, mining rights will be obtained; (iii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iv) mineral resource estimates are accurate; (v) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (vi) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Company and their investment in the Company's common shares to a sufficient level to continue to support the Company's compliance with 2014 BEE requirements; and (viii) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

Conference Call

First Uranium will conduct a conference call with investors to discuss the information in this news release at 10:00 a.m. local Toronto time and 4:00 p.m. local Johannesburg time on Monday, April 21, 2007. The conference call will be available simultaneously to all interested investors and news media.

Callers may dial 1 800 319-4610 (Canada and the US) or 0800 200 648 (South Africa). Callers from other international locations may call +1 604 638-5340 (Canada) or +27 11 535 3600 (South Africa). The call will be webcast at http://services.choruscall.com/links/firsturanium080421.html and an archive will be available through the same link shortly after the live event for 90 days.

A replay of the conference call will be available for 30 days. To access the replay, callers may dial 1 800 319-6413 (Canada and the US). Callers from other international locations may access the replay by dialing +27 11 305 2030 (South Africa) or +1 604 638-9010 (Canada). Access to the replay will require the code 2128, followed by #.

About First Uranium Corporation

First Uranium Corporation (TSX:FIU, JSE:FUM) is focused on the development of its South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and underground development of the Ezulwini Mine and the expansion of the Mine Waste

Solutions tailings recovery facility. First Uranium also plans to grow production by pursuing value-enhancing acquisition and joint venture opportunities in South Africa and elsewhere.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations
at 416 342-5639 (office), 416 558-3858 (mobile) or bob@firsturanium.ca

RECEIVED

2008 OCT -8 P 12:40

First Uranium Corporation

NEWS RELEASE – May 21, 2008

FIRST URANIUM PROVIDES PRODUCTION AND PROJECT DEVELOPMENT UPDATE FOR QUARTER ENDED MARCH 31, 2008

All amounts are in US dollars unless otherwise noted.

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Company") today announced its production results for the fiscal quarter ended March 31, 2008 ("Q4 2008"), during which the Company processed 1,592,242 tonnes of reclaimed tailings at its Mine Waste Solutions tailings recovery project ("MWS") and 18,669 tonnes of underground gold ore from its Ezulwini Mine ("Ezulwini") through a toll treatment arrangement. Gold production totaled 9,725 ounces for the period. Subsequent to March 31, 2008, the Company commenced production of uranium and gold ore at Ezulwini, which is currently being stockpiled on surface. The Company's uranium plants are on schedule to begin to be commissioned in June 2008 at Ezulwini and in December 2008 at MWS.

In mid-June 2008 First Uranium expects to announce its annual audited financial results for the year ended March 31, 2008

Highlights for Q4 2008

Mine Waste Solutions tailings recovery project ("MWS")

- gold plant feed capacity upgraded from 6.0 to 7.6 million tonnes of processing per annum ("MTPA")
- approximately 1.6 million tonnes of tailings were processed, producing 7,030 ounces of gold
- first 7.8 MTPA pump station completed at Buffelsfontein tailings dam complex
- commissioning of gold plant upgrades and a new mining and processing system scheduled for completion in July 2008
- 30-megawatt power plant for expansion sourced
- preliminary assessment for construction of a Company-owned sulphuric acid plant was completed, with completion of a specification and procurement study scheduled for July 2008

- construction of new 7.8 MTPA uranium and pyrite flotation plant on track to commence commissioning during December 2008 (part of "Phase 1B" of the MWS project)
- construction of new 7.8 MTPA gold plant and 1.5 MTPA uranium plant on track to commence commissioning during December 2008 (also part of "Phase 1B" of the MWS project)

Ezulwini Mine ("Ezulwini")

- toll treated 18,669 tonnes of underground ore to produce 2,695 ounces of gold
- the third party toll treating gold ore from Ezulwini suspended this operation due to the power shortage and, as a result, the Company postponed the ramp-up of the underground development and accelerated the shaft refurbishment program
- underground development and hoisting of ore started again in April and uranium and gold ore is being stockpiled on surface
- 2.4 MTPA gold plant commissioning commenced during April 2008 (3 months earlier than anticipated at the time of the Company's initial public offering in December 2006) and on schedule for production of gold on carbon in June and gold bullion in July 2008
- first of four 0.6 MTPA mills is being commissioned, with the second mill due to commence commissioning in September 2008
- underground stope availability is on schedule in the Middle Elsburg (uranium and gold) section but somewhat behind schedule in the Upper Elsburg (gold) section, which is not expected to affect the planned production profile
- standby diesel generated power connected into new plant
- 1.2 MTPA uranium plant construction on track to commence commissioning in July 2008 for uranium concentrate (yellow cake, ammonium diuranate, or "ADU") production in August 2008

Affecting both projects, First Uranium also disclosed the results of updated technical reports on April 21, 2008 which detail the Company's proactive approach to reducing future operating costs and securing sufficient power and sulphuric acid to run its operations as planned. Summary cash flow models related to these technical reports have been posted to the Company's website (www.firsturanium.com) and provide revised estimates for production, capital and operating costs. The full technical reports are scheduled to be filed on SEDAR and posted to the website by early June.

Mine Waste Solutions

Buffelsfontein No. 2 Dam Commissioning

Commissioning of the gold plant expansion from 6 MTPA to 7.6 MTPA and the installation of the pumping system to bring tailings from the Buffelsfontein dam complex has progressed on schedule and within budget.

As expected, the transition of mining from the Stilfontein dam complex to the Buffelsfontein dam complex has resulted in a reduction in unit cash costs for gold production and it is expected that planned life of project unit costs will be achieved when final commissioning is completed by mid-2008.

Results from the mining of Buffelsfontein No. 2 Dam to date have confirmed the mineral resource estimates for gold and uranium, as well as the estimated sulphur content. Minor modifications to the hydraulic mining system to improve throughput and to the carbon-in-leach ("CIL") plant flow sheet to improve recovery are being implemented and are expected to be completed in July 2008; after which the commissioning of the first phase of the transition to the Buffelsfontein complex of dams should be complete. These modifications include:

- installation of a slime re-pulping system to break up clay lumps and improve hydraulic mining rates to 1.9 million tonnes per quarter and to stabilize pulp densities pumped to the plant
- completion of the current work to re-route flotation tailings from the tailings disposal line to the CIL gold circuit to reduce float tails grades and increase overall gold recovery rates to expected levels
- installation of high shear oxygen reactors to improve gold recovery grades to 0.19 grams per tonne in the expanded CIL circuit

MWS Quarterly Production Results

	Q3 2008	Q4 2008
Tonnes processed	832, 208	1, 592, 242
Grade of gold recovered (grams/tonne)	0.27	0.14
Gold recovered (kilograms)	229	219
Gold recovered (ounces)	7,357	7,030

Construction

Sourcing of the additional power plant required to commission the Phase 1B expansion (which includes a 7.8 MTPA uranium and pyrite flotation plant, a 7.8 MTPA gold plant and a 1.5 MTPA uranium plant) has progressed according to schedule. Construction of the Phase 1B complex is progressing according to budget and is on schedule to commence commissioning in December 2008.

Ezulwini Mine

Upper Elsburg ("UE") and Shaft Re-engineering Project

The Company has completed the installation of the safety support systems to prevent future impact on the main shaft from possible ground movement within the weak Western Areas Formation ("WAF") where it intersects the shaft. Additional support installation above and below this area is 85% complete. Support through the WAF zone in the ventilation shaft is 66% complete and support above and below the WAF zone in the ventilation shaft is 60% complete.

While development work on the UE reef horizon (gold) which is being undertaken to provide access to the shaft de-stress cut in order to relieve possible future pressure on the main shaft is behind schedule (about 74% complete), the delay is not expected to impact the operation's production profile as the opening up of previously un-mined portions of the UE ore body outside of the shaft pillar area is ahead of schedule.

The ore loading system at the shaft bottom has been replaced and now exceeds current mining requirements. The final commissioning of the new hanging tower steel work in the main shaft is expected to be completed by March 2009. This new system will allow for a long-life low-maintenance shaft system. Once the shaft is de-stressed, mining in the shaft de-stress cut area is expected to continue for a further six years.

Results from development sampling, stope sampling and run of mine belt sampling continue to provide positive reconciliations to the gold grades estimated in the current UE mineral resource block model.

Surface stockpiling of production from the UE development and stoping operations has commenced.

Middle Elsburg ("ME") Project

As disclosed in the Company's news release dated February 13, 2008, mining in the ME uranium and gold section of the Ezulwini Mine was curtailed during the quarter due to the power shortage situation. Production has since recommenced as has hoisting and stockpiling of uranium and gold bearing ore on surface.

The opening up, sampling and preparation of new stopes has resulted in sufficient mining areas being available to meet start up production requirements. It is anticipated that commercial production rates from the ME uranium and gold ore-body will be achieved during the year ending March 2009, as scheduled.

Results from development sampling, stope sampling and run of mine belt sampling continue to provide positive reconciliations to the gold and uranium grades estimated in the current ME mineral resource block model.

Ezulwini Quarterly Production Results

	Q3	Q4
Gold tonnes toll-treated	27,951	18,669
Grade of gold recovered (grams/tonne)	5.6	4.5
Gold recovered (kilograms)	157	84
Gold recovered (ounces)	5,055	2,695

Ezulwini Surface Stockpile Status (as at May 16, 2006)

Source	Tonnes	Gold grade (grams/tonne)*	U_3O_8 grade grams/tonne*
Clean up and development	127,500	1.1	-
Upper Elsburg stopes	4, 338	4.7	-
Middle Elsburg stopes	2,501	3.6	800

*Sampled belt grades

Gold and Uranium Plant Commissioning
In the event that Eskom experiences difficulties in supplying the additional power that it agreed to do in line with its binding agreement with Ezulwini Mining Company, the Company has installed the switchgear necessary to utilize the existing standby diesel generators at site should they be required to start up the new plant. Commissioning of the 2.4 MTPA gold plant commenced on schedule and on budget during April 2008. The first 0.6 MTPA milling unit is currently being commissioned and it is anticipated that first gold will be loaded onto carbon during June with gold bullion produced in July 2008. The commissioning of the second 0.6 MTPA mill is scheduled for September 2008 at which point milling capacity will be utilized to consume existing stockpiles while mining rates ramp up as per plan. The civil engineering work required for the final two mills is complete and installation and the start of the commissioning of these mills are on schedule for February 2009.

The construction of the 1.2 MTPA uranium plant is on budget and on schedule for commissioning to commence during June of 2008. The first ADU shipments are anticipated to be ready for dispatch during August 2008.

Mineral Resource Update
The verification of historic sampling data, the gathering of new sampling results and the addition of new properties is expected to result in a significant increase in the amount of verified data available to perform an update of the previous mineral resource estimate. In addition, results from new surface and underground drilling continue to be added to the geological data base. It is anticipated that a revised mineral resource estimate and updated technical report will be completed early in the Company's fiscal second quarter (July – September).

Sulphuric Acid Plant

As disclosed on April 21, 2008, the Company is proceeding with plans to construct its own sulphuric acid manufacturing plant, which will utilize the Company's significant stores of sulphur bearing pyrite to secure a long-life low-cost source of supply of sulphuric acid. A preliminary Company assessment has been completed and it is anticipated that the detailed specification and procurement study for a standard 600 tonne per day sulphuric acid plant will be completed by the end of July 2008. The Company anticipates that the environmental impact assessment process necessary to secure an operating

license for the acid plant will be concluded by July 2009 and has engaged the services of reputable consulting firms who are well experienced in the design, permitting and construction of pyrite burning acid plants in Southern Africa. First Uranium is evaluating options for financing the acid business as a stand alone entity and discussions are underway.

"Our near-term objectives are to expand our gold production, commission our uranium plants and generate cash," said Gordon Miller, President and Chief Executive Officer of First Uranium. "Our long-term objective is to become one of the world's lowest cost uranium producers and we have met or exceeded almost all of our target dates for project milestones along the way and, most importantly, we have started to commission our plants on schedule. We have also taken significant risk out of our projects by re-engineering the shaft at Ezulwini, acquiring generators to meet our power requirements and made plans to build an acid plant to provide a low-cost secure supply of sulphuric acid."

Technical Disclosure

Technical disclosure in this news release relating to the tonnage of the stockpiles has been prepared by Warren de Witt, who is a "qualified person" under NI 43-101 and is independent of First Uranium. Mr. de Witt has reviewed and approved the disclosure in this news release.

Cautionary Language Regarding Forward-Looking Information

This news release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the availability of electrical power, the planned addition of owner-operated power generation, price of electrical power and sulphuric acid, the estimation of mineral resources and reserves, the realization of estimated pyrite content in the MWS tailings dams, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, availability of financing on acceptable terms, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "goal", "objective", "plans", "expects" or "does not expect", "is expected", "projected", "assumed", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, availability of equipment, materials and fuel, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold, to price of electrical power and sulphuric acid. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Company's expectations as of

the date of this news release; (ii) actual results may differ materially from the Company's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Company cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) consistent supply of sufficient power will be available to develop and operate the projects as planned; (ii) approvals to transfer or grant, as the case may be, mining rights will be obtained; (iii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iv) mineral resource estimates are accurate; (v) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (vi) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Company and their investment in the Company's common shares to a sufficient level to continue to support the Company's compliance with 2014 BEE requirements; and (viii) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

About First Uranium Corporation

First Uranium Corporation (TSX:FIU, JSE:FUM) is focused on the development of its South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and underground development of the Ezulwini Mine and the expansion of the Mine Waste Solutions tailings recovery facility. First Uranium also plans to grow production by pursuing value-enhancing acquisition and joint venture opportunities in South Africa and elsewhere.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations
at 416 342-5639 (office), 416 558-3858 (mobile) or bob@firsturanium.ca

first Uranium

First Uranium Corporation

NEWS RELEASE – June 11, 2008

FIRST URANIUM REPORTS RESULTS FOR YEAR ENDED MARCH 31, 2008

All amounts are in US dollars unless otherwise noted.

For a full discussion of results, the Financial Statements and Management Discussion & Analysis, please see the Company's website, www.firsturanium.com under "Regulatory Filings"

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Company") today announced its financial results for the year ended March 31, 2008 ("FY 2008"). First Uranium is currently focused on the rehabilitation and bringing into production of the Ezulwini underground uranium and gold mine (the "Ezulwini Mine") and the expansion of Mine Waste Solutions ("MWS"), which recovers gold, and upon full commissioning of the uranium plant scheduled for completion by the end of February 2009, uranium by reprocessing surface tailings from the Buffelsfontein mine.

References to "FY 2007" refer to the Company's financial year ended March 31, 2007. References to "Q4 2008" and "Q4 2007" refer to the Company's three months ending March 31, 2008 and March 31, 2007, respectively. References to "Q1 2009" refer to the Company's three-month period ending June 30, 2008.

Highlights

During Q4 2008, First Uranium:

- produced and sold a total of 9,995 ounces of gold from the Ezulwini Mine and MWS at an average selling price of $888 per ounce
- generated revenue of $6.4 million from MWS, resulting in $2.8 million gross profit, net of total cost of sales (see table "Summary of Operating Results")
- on March 20, 2008, the South African Department of Minerals and Energy consented to an application from Simmer and Jack Mines, Limited ("Simmer & Jack") to cede the Ezulwini mining rights from Simmer & Jack to the Company's subsidiary, the Ezulwini Mining Company (Pty) Limited ("EMC")

During FY 2008, First Uranium:

- produced and sold a total of 35,927 ounces of gold from the Ezulwini Mine and MWS at an average selling price of $784 per ounce
- generated revenue of $21.4 million from MWS, resulting in $4.8 million gross profit, net of total cost of sales (see table "Summary of Operating Results")
- ended FY 2008 with $164.7 million of cash and cash equivalents on hand
- toll-treated 46,271 tonnes of ore from the Ezulwini Mine at a recovered grade of 5.2 grams of gold per tonne, producing 7,735 ounces of gold

- treated a total of 4.1 million tonnes of tailings through the MWS gold plant at a recovered grade of 0.22 grams of gold per tonne, producing a total of 28,192 ounces of gold at a cash cost of $533 per ounce (see note (b) to the table "Summary of Operating Results")

Subsequent to the end of Q4 2008, First Uranium:

- approved a plan and entered into agreements to supplement the power supplied by the South African national power utility, Eskom, by obtaining and installing diesel-fired generators and a power plant to secure a steady supply of electrical power with a total capacity of 54 megawatts ("MW"), inclusive of existing stand-by units, to the two operations until Eskom could be expected to restore a steady, reliable supply of electrical power
- approved, subject to financing, a plan to build an acid plant at MWS to secure a low-cost supply of sulphuric acid, a necessary reagent for the production of uranium, from the sulphur contained in the pyritic material within the tailings dams, which are already being processed for gold
- commenced wet commissioning of the Ezulwini 200,000 tonne per month gold plant during May 2008
- completed the upgrading of the MWS gold plant to increase the design capacity from 500,000 tonnes per month to 633,000 tonnes per month during May 2008
- on June 9, 2008, the Company was notified by Eskom that it will be able to increase its supply of power to the Ezulwini Mine from 40 MW to 55 MW, which is expected to reduce the Company's requirement and cost to generate its own power. Further updates will be provided in due course.

During Q1 2009, First Uranium plans to:

- hoist and stockpile 30,000 tonnes of ore, of which 18,000 tonnes would come from gold and uranium bearing ore in the ME reef horizon and 12,000 tonnes would come from gold bearing ore in the UE reef horizon, resulting in a stockpiled inventory of 157,500 tonnes containing:
- 2,800 ounces of gold from the existing stockpile of 127,500 tonnes at an average recoverable grade of 0.7 grams per tonne
- an additional 5,600 ounces of gold from the newly stockpiled 30,000 tonnes at an average recovery grade of 5.8 grams per tonne
- 23,760 pounds of uranium from the newly stockpiled 18,000 tonnes of ME ore at an average recovery grade of 0.6 kilograms per tonne
- continue commissioning the Ezulwini Mine's gold plant, with the first 50,000 tonne per month module on schedule for production of gold on carbon in June 2008 and gold bullion in July 2008
- commence final commissioning of the Ezulwini Mine's uranium plant in June 2008
- process 1.7 million tonnes of tailings through the MWS gold plant at a yield of approximately 0.15 grams of gold per tonne, with expected production in excess of 8,100 ounces of gold

"By mining industry standards, we have accomplished a lot in a very short time," said Gordon Miller, President and Chief Executive Officer of First Uranium. "At MWS we accelerated our gold production by a year with the acquisition of a gold plant in June 2007. At the Ezulwini Mine we accelerated by three months our target to begin

commissioning the gold plant, met that target and are on plan to begin to commission the uranium plant this month. Meeting our production deadlines sets us apart from many of our competitors and is noteworthy given the scarcity for steel and cement for construction, sulphuric acid for uranium production and, in South Africa, electrical power.

"Risk mitigation has also been a high priority and is designed to ensure that we meet our future production targets. For example, we have now completed the majority of the work to stabilize our main shaft against movement of the surrounding rock in the Western Area Formation, acquired generators to reduce exposure to any further power shortages in South Africa and, subject to financing, we are planning to build an acid plant to secure a low-cost supply of sulphuric acid, which is needed to produce uranium. We believe that by taking this risk adverse approach, investors will be assured that we can continue to achieve our goals and be good stewards of their investment in First Uranium."

Summary of Operating Results

	Q4 2008	Q4 2007	FY 2008	FY 2007
Gold ounces produced and sold at MWS	7,315	-	28,192	-
Gold ounces produced and sold at Ezulwini Mine	2,680	-	7,735	-
Average realized gold price per ounce[(a)]	888	-	784	-
Cash cost per ounce[(b)]	455	-	533	-
(millions of dollars, except per share amounts)				
Revenue[(c)]	6.4	-	21.4	-
Cost of sales (excluding amortization)[(b)]	(3.3)	-	(15.0)	-
Amortization	(0.3)	-	(1.6)	-
Loss for the period	(26.9)	(2.7)	(22.3)	(7.9)
Basic and diluted loss per share	(0.21)	(0.02)	(0.18)	(0.08)
Cash flows utilized by operations	(23.8)	(15.7)	(1.7)	(15.7)

(a) The average realized gold price per ounce has been calculated on total revenue generated from both MWS and the Ezulwini Mine divided by the total ounces sold by both operations.

(b) Cash cost per ounce is the cost directly related to the physical activities of producing gold, and include mining, processing and other plant costs, third-party refining and smelting costs, marketing expense, on-site general and administrative costs, royalties, in-mine drilling expenditures that are related to production and other direct costs. Sales of by-product metals are deducted from the above in computing cash costs. Cash costs exclude depreciation, depletion and amortization, corporate general and administrative expense, exploration, interest, and pre-feasibility costs and accruals for mine reclamation. Cash costs are calculated and presented using the "Gold Institute Production Cost Standard" applied consistently for all periods presented. The cash costs per ounce stated above only include costs relating to MWS.

(c) Revenue excludes revenue of $2.5 million for Q4 2008 and $6.7 million for FY 2008 generated from the Ezulwini Mine that has been credited against mine infrastructure costs as the mine is still in a ramp-up phase and has not yet achieved commercial levels of production.

With the acquisition in June 2007 of MWS, an existing tailings treatment company, First Uranium commenced gold production one year ahead of the original schedule established at the time of the Company's initial public offering (the "IPO") in December 2006. MWS sold a total of 7,315 ounces of gold during Q4 2008 and 28,192 ounces during FY 2008 at an average selling price of $875 per ounce and $759 per ounce, respectively.

During FY 2008, MWS processed 1.7 million tonnes of material from its tailings dams through the MWS gold plant at a cash cost of $533 per ounce, including 1.6 million tonnes reclaimed during Q4 2008 at a cash cost of $455 per ounce. The relatively high average cash costs at MWS are primarily due to the diminishing

resources taken from the tailings dams acquired with the purchase of MWS, which necessitated a low-volume, high-cost mechanical load and placement operation. In December 2007, the Company completed the construction of a pipeline from the tailings dams at the Buffelsfontein mine (the "Buffelsfontein Tailings") to the MWS gold plant. With the transition to the high-volume, low-cost operations associated with the hydraulic mining of the Buffelsfontein Tailings, the average cash costs started to decrease and are expected to decrease further as the throughput to the MWS gold plant increases.

The Ezulwini Mine sold 2,680 ounces of gold during Q4 2008 and 7,735 ounces of gold during FY 2008 at an average selling price of $884 per ounce and $869 per ounce, respectively. As the Ezulwini Mine is still in a ramp-up phase and has not yet achieved commercial levels of production, the $2.5 million of revenue in Q4 2008 and the $6.7 million of revenue in FY 2008 from the sale of itsore has been credited against mine infrastructure costs at the Ezulwini Mine, in Property, Plant and Equipment in accordance with Canadian GAAP.

The Company had no revenue in FY 2007 as it was developing and preparing the mining projects for production.

The Company incurred a loss of $22.3 million in FY 2008 compared to a loss of $7.9 million in FY 2007. The increase in expenditures year over year reflects the ramp-up of activities, ongoing project activities, the costs of corporate offices in Johannesburg and Toronto and other expenses of operating a public company, which were not applicable for most of FY 2007.

The cash flows utilized in operating activities during FY 2008 was primarily used to fund the ongoing expenditures incurred by the Company during the year that more than offset the gross profit from gold sales. The cash flows utilized in operating activities during FY 2007 was mainly the result of a reduction in net receivables from related parties and an increase in accounts payable and accrued liabilities. The $23.8 million cash flows utilized in operating activities during Q4 2008 was the result of increased ongoing expenditures during the quarter as well as the foreign exchange translation losses incurred during the quarter.

At the end of FY 2008, First Uranium had total assets of $387.7 million, total liabilities of $155.3 million and shareholders' equity of $232.4 million. It had cash and cash equivalents on hand of $164.7 million, compared to $138.9 million at the end of FY 2007. The Company currently holds its funds in cash and bank-sponsored guaranteed investment certificates. It has no exposure to asset-backed commercial paper. The increase in cash and cash equivalents from the end of FY 2007 was primarily attributable to the net proceeds of $130.6 million received from the sale of the senior unsecured convertible debentures in May 2007, offset by $112.7 million of cash utilized for capital expenditure at the Company's two mining projects during FY 2008.

Outlook

On January 24, 2008, Eskom communicated to the South African mining industry that the utility could not guarantee power availability and asked the industry to operate at electrical power levels below historical load requirements until 2012 (the "Power Situation"). While Eskom has announced plans to increase the supply of power incrementally in the years leading up to 2012, Eskom also reported that full power availability cannot be guaranteed until then.

The Company conducted studies to assess the economic viability of First Uranium generating its own power at the Ezulwini Mine and MWS for the next five years to supplement the power supply from Eskom.

Based on the positive results of the economic studies, the Company entered into an agreement to purchase a 30 MW power plant (comprised of twelve 2.5 MW generating sets) that is expected to arrive in South Africa during July 2008, with construction, installation and commissioning to be completed during December 2008. The Company also agreed to lease diesel generating sets (1 MW each) with a combined capacity of 10 MW that will be delivered to the Ezulwini Mine over a three-month period with the first four generating sets arriving during July 2008, with commissioning by the end of that month. At the Ezulwini Mine, the Company has also made provision to utilize the existing 14 MW of installed diesel generating capacity should the need arise.

Reduced availability of electrical power in South Africa has also caused cutbacks in the operation of smelters and other facilities that produce sulphuric acid as a byproduct exacerbating an acid market that was already experiencing tight supplies. In late 2007, the Company commenced test work and a preliminary technical assessment of the economic viability of constructing an acid plant to provide the required sulphuric acid for its operations. Based on the positive results of the assessment, the Company announced in April 2008 plans, subject to financing, to purchase and install at the MWS facility an "off the shelf" acid plant to produce sulphuric acid to reduce future costs and secure the supply of acid required for its two uranium and gold mining projects.

The projected cost of the acid plant is approximately $124 million. Based on an analysis of pyrite feed-stock potential from the MWS tailings dams, the technical assessment and a recent market analysis, the Company expects that it will take 19 months to procure and commission the acid plant with anticipated production beginning in January 2010. A specification and procurement study has been initiated and is expected to be completed in August 2008. To date the Company has not made any capital commitments with regards to the acid plant.

Until the Company can produce its own acid, it has secured its initial requirements for sulphuric acid in a market where acid supplies remain very tight. The Company anticipates that significant acid price increases will continue in the medium term as acid prices are closely related to the market for sulphur, which is also indicating tight supply and significant price increases.

Once the acid plant is completed, the Company plans to direct all of the pyrite currently produced as waste at the MWS tailings plant to the acid plant for the production of sulphuric acid, which should eliminate the need to source acid from third-party vendors. Since the planned production of the acid would be more than sufficient to supply the projected acid requirements of both the Ezulwini Mine and MWS, excess acid could be sold into the market at the then prevailing market rates. In addition, as the production of acid in the plant would be an exothermic reaction, there is the opportunity to generate a by-product of approximately 4 MW of power, which would be available to augment the power supply to MWS.

The Ezulwini Mine terminated the third-party gold toll-treatment arrangement at the end of March 2008 in order to start building a stockpile to be used during the commissioning of the gold plant. The full commissioning of each of the gold and uranium plants are the next major milestones for the Ezulwini Mine. The full commissioning of the first 50,000 tonne per month module of the 200,000 tonne per month gold plant is on schedule for June 2008. Production of gold bullion is expected in July 2008, three months ahead of the original schedule at the time of the IPO. The 100,000 tonne per month uranium plant is on schedule for commissioning in June 2008 and the delivery of its first shipment of ammonium diuranate ("yellowcake") is expected in August 2008. Current mine production from the UE section and the ME section is being stockpiled separately on surface to feed the plants during their commissioning phases.

The Company has a toll-treatment agreement with a third party to calcine the yellowcake, commencing January 2009, to produce uranium oxide for dispatch to the converters. The Company also entered into an interim off-take agreement with the third party, for the period from the planned startup of the uranium plant at the Ezulwini Mine in June 2008 until January 2009, pursuant to which the third party would purchase First Uranium's yellowcake production at rates based on the then prevailing spot prices.

At MWS, commissioning of the introduction of the new material from the Buffelsfontein tailings to the MWS gold plant is ongoing, with upgrades to re-pulping of the tailings, the pumping and the plant processes expected to improve volume, recoveries and costs in the MWS plant.

An upgrade to accommodate a deposition rate of 1.3 million tonnes of material per month on the MWS No.5 tailings dam is planned in advance of the commissioning of the second module of the MWS gold plant and the first two modules of the uranium plant,

First Uranium anticipates that the estimated $471 million of capital required (exclusive of the proposed acid plant) over the remaining life of the Ezulwini Mine and MWS (including sustaining capital) as well as $40 million approved for the long-term Ezulwini Expansion Program can be funded from existing cash and cash equivalents of $164.7 million and from internally generated cash flow from future sales of gold and uranium at current price assumptions, along with funds that may be available under a proposed mandate letter and term sheet with a financial institution for a credit facility. Discussions in respect of the credit facility and

potential lines of credit are ongoing. The Company plans to fund the proposed acid plant through a separate project and/or end-user financing arrangement.

Cautionary Language Regarding Forward-Looking Information

This news release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the availability of electrical power, the addition of owner-operated power generation, prices for uranium and gold, prices for power, availability and prices for sulphuric acid, the estimation of mineral resources and reserves, the realization of estimated pyrite content in the MWS tailings, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, availability of financing on acceptable terms, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "goals", "targets", "plans", "expects", "is expected", "deadlines", "anticipates", or "believes" or variations of such words and phrases, or state that certain actions, events or results "could", "would", "should" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Company's expectations as at the date of this news release; (ii) actual results may differ materially from the Company's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Company cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) consistent supply of sufficient power will be available to develop and operate the projects as planned; (ii) approvals to transfer or grant, as the case may be, mining rights will be obtained; (iii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iv) mineral resource estimates are accurate; (v) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (vi) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Company and their investment in the Company's common shares to a sufficient level to continue to support the Company's compliance with 2014 BEE requirements; and (viii) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

Review by Board of Directors

The First Uranium Board of Directors, on the recommendation of its Audit Committee, has approved the contents of this disclosure.

Conference Call
First Uranium will conduct a conference call with investors to discuss the information in this news release at 10:00 a.m. local Toronto time and 4:00 p.m. local Johannesburg time on Wednesday, June 11, 2008. The conference call will be available simultaneously to all interested investors and news media.

Callers may dial 1 800 319-4610 (Canada and the US) or 0800 200 648 (South Africa). Callers from other international locations may call +1 604 638-5340 (Canada) or +27 11 535 3600 (South Africa). The call will be webcast at http://services.choruscall.com/links/firsturanium080611.html and an archive will be available through the same link shortly after the live event for 90 days.

A replay of the conference call will be available for 30 days. To access the replay, callers may dial 1 800 319-6413 (Canada and the US). Callers from other international locations may access the replay by dialing +1 604 638-9010 (Canada). Access to the replay will require the code 2128, followed by #.

About First Uranium Corporation
First Uranium Corporation (TSX:FIU, JSE:FUM) is focused on the development of its South African uranium and gold mines with the goal of becoming a significant low-cost producer through the re-opening and underground development of the Ezulwini Mine and the expansion of the Mine Waste Solutions tailings recovery facility. First Uranium also plans to grow production by pursuing value-enhancing acquisition and joint venture opportunities in South Africa and elsewhere.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations
at 416 342-5639 (office), 416 558-3858 (mobile) or bob@firsturanium.ca

F[illegible] Uranium Corporation

Consolidated Balance Sheets

As at March 31, 2008 and 2007

(Unaudited)	**2008 US$'000**	2007 US$'000
ASSETS		
Current assets		
Cash and cash equivalents	**164,739**	138,914
Accounts receivable	**9,720**	1,713
Inventories	**2,808**	292
Receivables from related party	**-**	6,763
	177,267	147,682
Non-current assets		
Property, plant and equipment	**204,650**	30,954
Asset retirement funds	**4,847**	2,791
Loan to related party	**978**	-
	210,475	33,745
Total assets	**387,742**	181,427
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**24,303**	5,702
Payables to related party	**541**	-
	24,844	5,702
Non-current liabilities		
Senior unsecured convertible debentures	**99,880**	-
Future tax liability	**10,649**	-
Asset retirement obligations	**19,901**	5,377
	130,430	5,377
SHAREHOLDERS' EQUITY		
Share capital	**215,935**	182,673
Equity portion of senior unsecured convertible debentures	**46,504**	-
Contributed surplus	**7,008**	2,460
Contribution from parent	**153**	-
Accumulated deficit	**(37,132)**	(14,785)
	232,468	170,348
Total liabilities and shareholders' equity	**387,742**	181,427

F[illegible] Uranium Corporation

Consolidated Statements of Operations and Deficit and Comprehensive Loss

For the years ended March 31, 2008 and 2007

(Unaudited)	**2008 US$'000**	**2007 US$'000**
Revenue	**21,429**	-
Cost of sales	**(16,580)**	-
Gross Profit	**4,849**	-
Other income	**2,738**	27
Expenditures		
General, consulting and administrative expenditures	**(15,573)**	(3,262)
Stock-based compensation	**(5,125)**	(2,460)
Pumping, feasibility and rehabilitation costs	**(5,343)**	(871)
	(26,041)	(6,593)
Operating loss before the undernoted	**(18,454)**	(6,566)
Interest income	**14,847**	3,433
Interest expense	**(5,782)**	(162)
Accretion expense on convertible debentures	**(8,485)**	-
Accretion expense on asset retirement obligations	**(896)**	-
Foreign exchange losses	**(2,611)**	(4,612)
Loss before income taxes	**(21,381)**	(7,907)
Income tax charge	**(966)**	(21)
Loss for the year	**(22,347)**	(7,928)
Accumulated deficit at the beginning of the year	**(14,785)**	(6,857)
Accumulated deficit at the end of the year	**(37,132)**	(14,785)
Basic and diluted loss per common share (US$)	**(0.18)**	(0.08)
Weighted average number of basic and diluted common shares outstanding ('000)	**126,096**	97,522
Loss for the year	**(22,347)**	(7,928)
Comprehensive loss	**(22,347)**	(7,928)

First Uranium Corporation

Consolidated Statements of Cash Flows

For the years ended March 31, 2008 and 2007

(Unaudited)	2008 US$'000	2007 US$'000
Loss for the year	**(22,347)**	(7,928)
Changes not affecting cash:		
- Interest income	**(194)**	(666)
- Interest expense	**1,579**	162
- Accretion expense on convertible debentures	**8,485**	-
- Accretion expense on asset retirement obligations	**896**	244
- Amortization on property, plant and equipment	**1,781**	14
- Stock-based compensation	**5,125**	2,460
Loss after interest and non-cash items	**(4,675)**	(5,714)
Expenses in respect of asset retirement fund	**-**	80
Expenses in respect of asset retirement obligations	**(1,841)**	-
Movement in working capital:		
- Increase in inventories	**(1,107)**	(292)
- Increase in accounts receivable	**(7,740)**	(1,570)
- Decrease (increase) in net receivables from/payables to related parties	**7,304**	(9,880)
- Increase in accounts payable and accrued liabilities	**6,336**	1,633
Cash flows utilized in operating activities	**(1,723)**	(15,743)
Additions to property, plant and equipment	**(112,751)**	(24,270)
Increase in asset retirement fund	**(109)**	(103)
Net cash movement on acquisition of MWS	**1,248**	-
Cash outflow from investing activities	**(111,612)**	(24,373)
Issuance of senior unsecured convertible debentures net of issue costs	**130,561**	-
Bridging loan to facilitate Waterpan transaction	**42,377**	-
Repayment of bridging loan pursuant to Waterpan transaction	**(42,377)**	-
Proceeds from exercise of share options	**1,063**	-
Proceeds from issuance of common shares net of issue costs	**-**	178,470
Cash inflow from financing activities	**131,624**	178,470
Net effect of exchange rate changes on cash held in foreign currencies	**7,536**	-
Net increase in cash and cash equivalents for the year	**25,825**	138,354
Cash and cash equivalents, beginning of the year	**138,914**	560
Cash and cash equivalents, end of the year	**164,739**	138,914

first Uranium

First Uranium Corporation

NEWS RELEASE – July 24, 2008

FIRST URANIUM PROVIDES PRODUCTION AND PROJECT DEVELOPMENT UPDATE FOR THE FIRST FISCAL QUARTER ENDED JUNE 30, 2008

All amounts are in US dollars unless otherwise noted.

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Company") today announced its production results for the fiscal quarter ended June 30, 2008 ("Q1 2009"), during which the Company stockpiled 24,238 tonnes of ore on surface at its Ezulwini Mine and processed 1,664,537 tonnes of reclaimed tailings at its Mine Waste Solutions tailings recovery project ("MWS"). Gold production from MWS totaled 8,530 ounces of gold for the quarter. In anticipation of the commissioning of its gold and uranium plants at the Ezulwini Mine 11,543 tonnes of gold ore and 12,695 tonnes of uranium ore had been stockpiled as at July 2, 2008.

Highlights

Ezulwini Mine

- underground stope development and ore grades in the stopes were in line with expectations
- surface gold and uranium stockpile grades are in line with expectations
- the initial uranium and gold mill was commissioned
- on-site gold production commenced
- commissioning of the uranium plant and uranium production were delayed from August 2008 to October 2008, due to late delivery of certain equipment caused by the EPCM contractor, but is not expected to impact uranium shipping volumes for FY2009
- refurbishment of both the main and ventilation shafts continues on schedule for completion by the end of FY2009
- finalized agreements to obtain 10 megawatt ("MW") diesel generators to supplement the power supplied by the South African national power utility, Eskom, and secure a steady supply of owner-generated electrical power with a total capacity of 24 MW, inclusive of 14 MW of existing stand-by units at the mine
- filed an updated independent technical report on June 5, 2008 taking into consideration the capital and operating costs of generating additional power,

revised acid price assumptions and a revaluation of metal price and exchange rate assumptions, resulting in a revised NPV of $667 million and IRR of 336%
- on June 9, 2008 Eskom agreed to increase its power commitment to the Ezulwini Mine from 40 MW to 55 MW

MWS

- commissioning of the Phase 1A gold plant expansion to 7.6 million tonnes per annum ("MTPA") was completed
- gold production and costs are running at planned levels
- construction of the 1.5 MTPA uranium plant and the expansion of the gold plant by 7.8 MTPA is on schedule
- to supplement the power supplied by Eskom, agreements have been finalized to purchase and install a power plant which will secure 30 MW of electrical power until such time as Eskom can restore a steady, reliable supply to meet MWS's total electrical power requirements
- filed an updated independent technical report on June 5, 2008, taking into consideration the capital and operating costs of generating additional power, revised acid price assumptions and a revaluation of metal price and exchange rate assumptions, resulting in a revised NPV of $413 million and IRR of 70%
- completed the upgrade to the MWS gold plant to increase the design capacity from 500,000 to 633,000 tonnes per month
- upgraded MWS No.5 tailings dam to enable a deposition rate of 633,000 tonnes of material per month
- approved, subject to financing, a plan to build an acid plant at MWS to secure a long-term low-cost supply of sulphuric acid

"We are delighted that MWS's first phase expansion is now operating at planned output and costs and that the Ezulwini Mine is again producing gold and stockpiling uranium ore for processing in the short term," said Gordon Miller, President and Chief Executive Officer of First Uranium. "Our near-term objectives are to expand our gold production, commission our two new uranium plants and start generating cash from our operations. Although uranium plant processing at the Ezulwini Mine has been delayed, we anticipate having sufficient plant capacity to process all the ore available from the underground development in this fiscal year. We remain on track to achieve our long-term objective to become one of the world's lowest cost uranium producers."

Ezulwini Mine

Gold and Uranium Plant Commissioning

The commissioning of the 2.4 MTPA gold plant and the first 0.6 MTPA milling unit commenced on schedule during Q1 2009. Subsequent to the end of Q1 2009 the Ezulwini Mine began gold production at its gold plant in July 2008, as planned.

The commissioning of portions of the 1.2 MTPA uranium plant began on schedule during June 2008. Due to late deliveries of certain equipment caused

by the EPCM contractor, however, the first ADU recovery will be delayed from August 2008 until October 2008. The delay will not affect the Company's uranium shipments for the year ended March 31, 2009 ("FY2009"), as the capacity of the mills and the uranium plant exceed the total of the ore currently stockpiled and ore planned to be hoisted from underground development during the remainder of FY2009.

The commissioning of the second 0.6 MTPA mill is scheduled during Q2 2009; at which point milling capacity will be utilized to consume existing stockpiles while mining rates ramp up as per plan. The civil engineering work required for the commissioning of the remaining milling capacity is on schedule for completion during Q4 2009.

Upper Elsburg ("UE") and Shaft Re-engineering Project
Although there is still some work still to do, the Company has completed the installation of resin injection, bolts and screens to prevent future impact on the main shaft from possible ground movement within the weak Western Areas Formation ("WAF") where it is intersected by the main shaft and vent shaft. For the vent shaft, support is 60% complete above and below the WAF zone.

In the main shaft, the installation of loading boxes on the Koepe winder and repairs to the common orepass are complete. The ore loading system at the shaft bottom has been replaced and now exceeds current mining requirements. The shaft support in the WAF zone is 96% complete.

Fabrication of the main shaft hanging tower is complete and 45% installed. The final commissioning of the hanging tower steel work in the main shaft is expected to be completed by March 2009. This new system will allow for a long-life low-maintenance shaft system. Once the shaft is de-stressed, mining in the shaft de-stress cut area is expected to continue for a further six years.

Surface stockpiling of ore from the UE development and stoping operations continued in Q1 2009.

Middle Elsburg ("ME") Project
Hoisting from underground and surface stockpiling of uranium and gold bearing ore from the ME continued during Q1 2009.

The opening up, sampling and preparation of new stopes has resulted in sufficient mining areas being available to meet start up production requirements. It is anticipated that commercial production rates from the ME uranium and gold ore-body will be achieved during the latter part of FY2009 as scheduled.

Results from development sampling, stope sampling and run of mine belt sampling continue to provide positive reconciliations to the gold and uranium grades estimated in the current ME mineral resource block model.

Ezulwini Mine Surface Stockpile Status (as at July 2, 2008)

Source	Tonnes	Gold grade (grams/tonne)*	U_3O_8 grade (%)*
Clean up and development	127,500	1.11	-
Upper Elsburg stopes	11,543	4.64	-
Middle Elsburg stopes	12,695	3.89	0.045

*Sampled belt grades

MWS

Commissioning of Buffelsfontein Tailings

Commissioning of the Phase 1A gold plant expansion from 6.0 MTPA to 7.6 MTPA and the installation of the pumping system to bring tailings from the new Buffelsfontein tailings complex has progressed well, and the Phase 1A designed plant throughput is now being consistently achieved. Minor modifications to the hydraulic mining system to improve throughput and to the carbon-in-leach ("CIL") plant flow sheet to improve recovery are being implemented. Modifications completed to date include:

- installation of high shear oxygen reactors to improve gold recovery grades to 0.19 grams per tonne in the expanded CIL circuit
- flotation tailings from the tailings disposal line have been re-routed to the CIL gold circuit to reduce float tails grades and increase overall gold recovery rates to expected levels
- pump station modifications, including the installation rubber-lined piping and transfer pumps, were completed during a planned five-day plant shutdown during June 2008
- two track-mounted water cannons for the hydraulic mining of the tailings dams were installed in July 2008

Based on its performance during the first three weeks of July 2008, the MWS Phase 1A gold plant is now producing gold at designed rates and at planned costs. The remaining modifications for the commissioning of Phase 1A to transition operations to the Buffelsfontein complex of dams are expected to be completed in Q2 2009. These modifications include:

- installation of a slime re-pulping system to break up clay lumps and improve hydraulic mining rates to 1.9 million tonnes per quarter and to stabilize pulp densities pumped to the plant
- the installation of an additional track-mounted water cannon

MWS Quarterly Production Results

	Q3 2008	Q4 2008	Q1 2009
Tonnes processed	832,208	1,592,242	1,664,537
Head grade	0.455	0.370	0.369
Recovery %	60%	38%	43%
Gold recovered (kilograms)	229	219	265
Gold recovered (ounces)	7,357	7,030	8,530

Construction

The construction of a 7.8 MTPA uranium and pyrite flotation plant, a 7.8 MTPA gold plant and a 1.5 MTPA uranium plant has progressed according to schedule. All excavation work and blasting of Dolomite outcrops has been completed. Several of the foundations for tanks and other sections of these plants were in place by the end of the quarter. Project engineering and procurement are on schedule for the completion of the commissioning of these plant modules at the end of Q4 2009.

Mineral Resource Update for the Ezulwini Mine

The verification of historic sampling data, the results of the new sampling and the addition of new properties is expected to result in a significant increase in the amount of verified data available to update the previous mineral resource estimate for the Ezulwini Mine. In addition, results from new surface and underground drilling continue to be added to the geological data base. A revised mineral resource estimate and updated technical report are expected to be published during Q2 2009.

Sulphuric Acid Plant Update

As disclosed on April 21, 2008, subject to financing, the Company is proceeding with plans to install its own sulphuric acid manufacturing plant, which will utilize the Company's significant stores of sulphur bearing pyrite in the MWS tailings to secure a long-life low-cost source of supply of sulphuric acid, a necessary reagent for the production of uranium. Based on a preliminary assessment the Company anticipated that it would construct a standard 600 tonne per day sulphuric acid plant for an estimated $124 million. The Company is also verifying the sulphide sulphur content of the tailings and assessing the benefits of installing a smaller, 'fit for purpose' acid plant which would be of sufficient size to supply the Company's requirement of approximately 300 tonnes of acid per day. If a smaller plant is to be installed or the Company can procure a second-hand acid plant, less capital will be required. The Company is planning to use project financing, end-user financing or corporate debt to procure the acid plant.

Power Update

During Q1 2009, the electrical power requirements of both MWS and the Ezulwini Mine were supplied by South Africa's national power utility, Eskom, without any interruptions that plagued the country in the previous quarters. As a backup plan to secure a continual supply of electrical power at the Ezulwini Mine, however,

the Company has connected the existing 14 megawatts ("MW") of standby diesel generated power to the new plant and has proceeded with its order to secure diesel generators with a further capacity of 10 MW on a lease basis. At MWS, the Company is in the process of shipping the 30 MW power plant that it recently acquired to secure sufficient power to start up the uranium and add-on gold plant modules planned for commissioning in Q4 2009. On June 9, 2008, Eskom agreed to increase its power commitment at the Ezulwini Mine from 40 MW to 55 MW, which is expected to reduce the projected requirement and cost of owner-generated power until 2011. The Company will, however, have its own secure alternative source of power in the event of any further unexpected power disruptions.

Technical Disclosure

Technical disclosure in this news release relating to the tonnage of the stockpiles has been prepared by Warren de Witt, who is a "qualified person" under NI 43-101 and is independent of First Uranium. Mr. de Witt has reviewed and approved the disclosure in this news release.

Financial Results: Release and Conference Call

For its first fiscal quarter ended June 30, 2008, First Uranium expects to release its financial results on Monday, August 11, 2008. A conference call for the benefit of investors is planned for Tuesday, August 12, 2008 at 10:00 am (Toronto and New York) and 4:00 pm in South Africa.

Cautionary Language Regarding Forward-Looking Information

This news release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the availability of electrical power, the planned addition of owner-operated power generation, price of electrical power and sulphuric acid, the estimation of mineral resources and reserves, the realization of estimated pyrite content in the MWS tailings dams, expected dates of commissioning or commencement of production, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, availability of financing on acceptable terms, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "goal", "objective", "plans", "continues", "expects" or "does not expect", "is expected", "projected", "assumed", "budget", "design", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, availability of equipment, materials and fuel, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold, to price of electrical power and sulphuric acid. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-

looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Company's expectations as of the date of this news release; (ii) actual results may differ materially from the Company's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Company cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) consistent supply of sufficient power will be available to develop and operate the projects as planned; (ii) approvals to transfer or grant, as the case may be, mining rights will be obtained; (iii) metal prices, exchange rates and discount rates applied in the pre-feasibility study and preliminary economic assessment are achieved; (iv) mineral resource estimates are accurate; (v) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (vi) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Company and their investment in the Company's common shares to a sufficient level to continue to support the Company's compliance with 2014 BEE requirements; and (viii) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

About First Uranium Corporation

First Uranium Corporation (TSX:FIU, JSE:FUM) is focused on the development of its South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and underground development of the Ezulwini Mine and the expansion of the Mine Waste Solutions tailings recovery facility. First Uranium also plans to grow production by pursuing value-enhancing acquisition and joint venture opportunities in South Africa and elsewhere.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations
at 416 342-5639 (office), 416 558-3858 (mobile) or bob@firsturanium.ca

first Uranium

RECEIVED
2008 OCT -8 P 12:20

First Uranium Corporation

NEWS RELEASE – August 11, 2008

FIRST URANIUM REPORTS RESULTS FOR FIRST QUARTER ENDED JUNE 30, 2008

All amounts are in US dollars unless otherwise noted.

For a full discussion of results, the Financial Statements and Management Discussion & Analysis, please see the Company's website, www.firsturanium.com under "Regulatory Filings"

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Company") today announced its financial results for the fiscal quarter ended June 30, 2008 ("Q1 2009"). At the Ezulwini underground uranium and gold mine (the "Ezulwini Mine"), First Uranium is continuing the ramp up of gold production through its newly commissioned gold plant and by the end of October 2008, expects to commence uranium production as well. The rehabilitation of the main shaft at the Ezulwini Mine is also progressing as planned. At Mine Waste Solutions ("MWS"), where gold production has been recognized since a gold plant was acquired in June 2007, construction is continuing on the next phase of the plants that are designed to double MWS's current gold production capacity and commence processing of uranium by the end of the fiscal year ending March 31, 2009 ("FY2009").

References to "Q1 2008" refer to the Company's three-month fiscal period ending June 30, 2007. References to "Q2 2009" and "Q3 2009" refer to the Company's three-month fiscal periods ending September 30, 2008 and December 31, 2008, respectively.

Highlights

During Q1 2009, First Uranium:

- ended the quarter with $102.1 million cash and cash equivalents on hand
- hoisted 24,238 tonnes of ore at the Ezulwini Mine, which resulted in a stockpiled inventory of 12,695 tonnes of gold and uranium bearing ore from the Middle Elsburg ("ME") reef horizon and 11,543 tonnes of gold bearing ore from the Upper Elsburg ("UE") reef horizon, estimated to contain in the aggregate:
  - 3,164 ounces of gold from the 11,543 tonnes at an average grade of 4.64 grams of gold per tonne and the 12,695 tonnes at an average grade of 3.89 grams of gold per tonne
  - 10,060 pounds of uranium from the stockpiled 12,695 tonnes of ME ore at an average grade of 0.45 kilograms per tonne

- reclaimed 1.7 million tonnes of tailings through the MWS gold plant at a yield of 0.16 grams of gold per tonne, producing 8,530 ounces of gold at a Cash Cost (as defined in the 'Summary of Operating Results') of $464 per ounce
- completed the upgrading of the MWS gold plant to increase the design capacity from 500,000 tonnes per month to 633,000 tonnes per month during May 2008
- upgraded MWS No.5 tailings dam during May 2008 to enable a deposition rate of 633,000 tonnes of material per month
- approved, subject to financing, a plan to build an acid plant at MWS to secure a low-cost supply of sulphuric acid, a necessary reagent for the production of uranium, from the sulphur contained in the pyritic material within the tailings dams, which are already being processed for gold at MWS
- entered into agreements to supplement the power supplied to the Ezulwini Mine and MWS by the South African national power utility ("Eskom") by obtaining diesel-fired generators and a power plant to secure a steady supply of electrical power, which will provide total incremental capacity of 54 megawatts ("MW"), inclusive of existing stand-by units, until Eskom could be expected to restore a steady, reliable supply of electrical power
- filed updated independent technical reports on June 5, 2008 on both the Ezulwini Mine and MWS, taking into consideration the capital and operating costs of generating additional power, revised acid price assumptions and a revaluation of metal price and exchange rate assumptions, for which projected revised net present values are $667 million for the Ezulwini Mine and $413 million for MWS and the projected internal rates of return are 336% for the Ezulwini Mine and 70% for MWS
- received notification on June 9, 2008, that Eskom will be able to increase its supply of power to the Ezulwini Mine from 40 MW to 55 MW, which is expected to reduce the Company's requirement to generate its own additional power and the costs thereof

Subsequent to the end of Q1 2009, First Uranium:

- continued commissioning the Ezulwini Mine's 200,000 tonne per month gold plant with the first 50,000 tonne per month module commencing production of gold bullion in July 2008
- continued commissioning the Ezulwini Mine's 100,000 tonne per month uranium plant, which had been scheduled for production of ammonium diuranate ("yellowcake") in August 2008 and is now scheduled for October 2008
- finalized and implemented two-year agreements with the National Union of Mineworkers ("NUM") at both the Ezulwini Mine and MWS
- resolved previously disclosed issues of handling clay content in tailings at MWS, with the result that the MWS gold plant throughput and recovery rates are at, and sometimes slightly above, design specifications

During Q2 2009, First Uranium plans to:

- hoist approximately 83,300 tonnes of ore at the Ezulwini Mine, of which approximately 65,500 tonnes would comprise gold and uranium bearing ore from the ME reef horizon and approximately 17,800 tonnes would comprise gold bearing ore from the UE reef horizon
- process approximately 17,200 tonnes of gold bearing ore through the newly commissioned gold plant at the Ezulwini Mine

- commission the second 50,000 tonne per month mill module of the gold plant at the Ezulwini Mine during September 2008
- publish an updated technical report for the Ezulwini Mine
- reclaim 1.9 million tonnes of tailings through the MWS gold plant at a yield of approximately 0.2 grams of gold per tonne with expected production of approximately 12,000 ounces of gold

"Our first quarter of 2009 was highlighted by the commissioning of our Ezulwini Mine gold plant and the production of gold in July as planned," said Gordon Miller, President and Chief Executive Officer of First Uranium. "Although the final commissioning stages of the uranium plant at the Ezulwini Mine have been delayed until October 2008 as a result of the late delivery of certain equipment, we believe that this will not affect our planned production for the fiscal year as the capacity of the mills and the uranium plant will exceed the planned near-term capability of the mine to produce ore.

"At MWS we made significant operational improvements during Q1 2009, which enhanced gold production. During Q2 2009, we expect to operate the MWS gold plant at designed throughput and recovery rates. Uranium production is expected in Q3 2009 at the Ezulwini Mine and Q4 2009 at MWS."

Summary of Operating Results

	Q1 2009	Q1 2008
Ezulwini Mine		
Tonnes hoisted (000s)[(a)]	24,238	–
MWS		
Tonnes reclaimed (000s)	1,665	402
Average gold recovery grade (grams/tonne)	0.16	0.27
Total ounces of gold reclaimed	8,530	3,420
Total ounces of gold sold	7,741	3,395
Average selling price per ounce ($)	879	643
Average cost per ounce reclaimed ($)	482	669
Average Cash Cost per ounce reclaimed ($)[(b)]	464	581
(in thousands of dollars, except per share amounts)		
Revenue[(c)]	6,805	2,183
Cost of sales (excluding amortization)[(c)]	(3,340)	(1,956)
Amortization[(c)]	(189)	(299)
Operating loss[(d)]	(3,902)	(3,292)
Gross profit (loss)	3,276	(72)
(Loss) income for the period	(5,795)	5,471
Basic and diluted (loss) income per share	(0.04)	0.04
Cash flow (utilized by) generated from operations	(19,610)	9,979
Cash outflow from investing activities	(44,080)	(8,397)

Notes:

(a) There was no recovery of gold or uranium concentrates from processing facilities located at the Ezulwini Mine during Q1 2009 or Q1 2008.

(b) Cash cost per ounce is defined as cost of sales divided by ounces of gold sold. Total cash costs exclude amortization expense and inventory purchase accounting adjustments. For further information on this non-GAAP performance measure see page 5 of the Company's MD&A.

(c) Revenue, cost of sales (including amortization) relate to the sale of gold from the MWS operations. For Q1 2008 only the results of MWS for the month of June 2007 were included in the Company's consolidated results as the effective date of acquisition of MWS was June 6, 2007.

(d) This is a non-GAAP measurement. Operating loss is loss before interest income, interest expenses, accretion expenses, foreign exhchange (losses) gains and income tax charges.

During Q1 2009, a total of 8,530 ounces of gold were reclaimed at MWS at an average Cash Cost of $464 per ounce compared to 3,420 ounces of gold reclaimed during Q1 2008 at an average Cash Cost of $581 per ounce. MWS generated $6.8

million of revenue from 7,741 ounces of gold sold at an average selling price of $879 per ounce compared to $2.2 million from 3,395 ounces of gold sold at an average selling price of $643 per ounce in Q1 2008.

The relatively high average Cash Costs at MWS for Q1 2008 can be attributed primarily to the diminishing resources taken from the MWS No.2 tailings dam, which necessitated a high-cost mechanical load and placement operation. With the transition during December 2007 to the high-volume, low-cost operations associated with the mining of the tailings from Buffelsfontein Gold Mines Limited "(BGM"), the average Cash Costs started to decrease. As throughput and gold production increase, average Cash Costs are expected to decrease further.

The Company incurred an operating loss of $3.8 million in Q1 2009 (Q1 2008: $3.3 million) that reflects increased revenues which were more than offset by increased expenditures as a result of the ongoing and increasing scope of activities, including the progression of work at the Ezulwini Mine and MWS, the costs of corporate offices in Johannesburg and Toronto, other expenses of operating a public company and in Q1 2009 royalties and related payments made to BGM and Simmer & Jack Mines, Limited ("Simmer & Jack") in respect of revenues from production at MWS.

The loss of $5.8 million in Q1 2009 was primarily the result of the ongoing expenditures mentioned above and foreign exchange losses on translation of Canadian and South African assets, liabilities, revenues and expenses converted to the US dollar. The Company reported net income of $5.5 million in Q1 2008 that was primarily the result of foreign exchange translation gains and net interest income earned, partially offset by operating losses.

The cash utilized in operating activities during Q1 2009 was primarily used to fund the ongoing expenditures in excess of the cash generated from gold sales. The cash generated from operating activities during Q1 2008 was mainly the result of the net interest earned on cash balances during the quarter and the payment by Simmer & Jack of an outstanding receivable.

At the end of Q1 2009, First Uranium had total assets of $394.4 million, total liabilities of $166.1 million and shareholders' equity of $228.3 million. It had cash and cash equivalents of $102.1 million (excluding $9.7 million of restricted cash on deposit) compared to $164.7 million at the end of FY 2008. The decrease in cash and cash equivalents from the end of FY 2008 was primarily attributable to $34.2 million of cash utilized during Q1 2009 for capital expenditures for the development of the Company's two mining operations and increased working capital.

Outlook

The next major milestone for the Ezulwini Mine is the completion of the commissioning of the 100,000 tonne per month uranium plant which is scheduled to deliver its first shipment of yellowcake in October 2008. Current mine production from the ME section of the Ezulwini Mine is being stockpiled separately on surface to feed the uranium plant during its commissioning phase. The Ezulwini Mine also plans to commission the second 50,000 tonne per month mill module during September 2008.

First Uranium has not yet signed any long-term contracts to sell uranium, although the Company does have the option to use a take and pay agreement with Nufcor. As long-term uranium supply contracts are currently all tending to be of a fixed delivery nature, First Uranium wants to complete the commissioning of at least one of its uranium plants prior to entering into any such uranium contracts.

It is expected that all four holes being drilled under the Ezulwini exploration program will have intersected the E9EC reef horizon by the end of the September 2008. Deflections from these four existing boreholes will provide supplemental borehole valuation data. The Phase 2 drilling project is expected to start in Q3 2009. The final holes of the Phase 1 drilling project and the first reef intersections of the Phase 2 drilling project are expected to begin during Q4 2009.

The current and planned capital projects at MWS include:

- construction of the second gold module and the first two uranium modules that are scheduled for commencement of commissioning in January 2009 and completion in April 2009
- construction of the third gold module and the third uranium module that are scheduled for commissioning in December 2009, increasing plant capacity to 1.9 million tonnes per month
- the establishment of a single large tailings dam that will accommodate all future production tailings as well as tailings from processing the ore from BGM for uranium
- permitting for additional tailings deposition facilities

An upgrade to accommodate a deposition rate of 1.3 million tonnes of material per month on the MWS No.5 tailings dam is planned in advance of the commissioning of the second module of the MWS gold plant and the first two modules of the uranium plant. In the event that the MWS No.5 tailings dam is found to be insufficient, additional tailings dam locations have been identified.

As previously reported, a specification and procurement study for a sulphuric acid plant has been initiated and is expected to be completed in October 2008.

Cautionary Language Regarding Forward-Looking Information

This news release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the availability of electrical power, the addition of owner-operated power generation, prices for uranium and gold, prices for power, availability and prices for sulphuric acid, the estimation of mineral resources and reserves, the realization of estimated pyrite content in the MWS tailings, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, availability of financing on acceptable terms, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "goals", "targets", "plans", "expects", "is expected", "deadlines", "anticipates", or "believes" or variations of such words and phrases, or state that certain actions, events or results "could", "would", "should" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Company's expectations as at the date of this news release; (ii) actual results may differ materially from the Company's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Company cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-

looking statements; and (iv) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) consistent supply of sufficient power will be available to develop and operate the projects as planned; (ii) approvals to transfer or grant, as the case may be, mining rights will be obtained; (iii) metal prices, exchange rates and discount rates applied in the prefeasibility study and the preliminary economic assessment for the respective projects are achieved; (iv) mineral resource estimates are accurate; (v) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (vi) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Company and their investment in the Company's common shares to a sufficient level to continue to support the Company's compliance with 2014 BEE requirements; and (viii) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

Review by Board of Directors

The First Uranium Board of Directors, on the recommendation of its Audit Committee, has approved the contents of this disclosure.

Conference Call

First Uranium will conduct a conference call with investors to discuss the information in this news release at 10:00 a.m. local Toronto time and 4:00 p.m. local Johannesburg time on Tuesday, August 12, 2008. The conference call will be available simultaneously to all interested investors and news media.

Callers may dial 1 800 319-4610 (Canada and the US) or 0800 981 705 (South Africa). Callers from other international locations may call +1 604 638-5340. The call will be webcast at http://services.choruscall.com/links/firsturanium080812.html and available for replay shortly after the call for 90 days.

A telephone replay of the conference call will be available for 30 days. To access the replay, callers may dial 1 800 319-6413 (Canada and the US). Callers from other international locations may access the replay by dialing +1 604 638-9010 (Canada). Access to the replay will require the code 2128, followed by #.

About First Uranium Corporation

First Uranium Corporation (TSX:FIU, JSE:FUM) is focused on the development of its South African uranium and gold mines with the goal of becoming a significant low-cost producer through the re-opening and underground development of the Ezulwini Mine and the expansion of the Mine Waste Solutions tailings recovery facility. First Uranium also plans to grow production by pursuing value-enhancing acquisition and joint venture opportunities in South Africa and elsewhere.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations
at 416 342-5639 (office), 416 558-3858 (mobile) or **bob@firsturanium.ca**

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

First Uranium Corporation
155 University Avenue, Suite 1240
Toronto, Ontario M5H 3B7

Item 2. Date of Material Change

July 24, 2008.

Item 3. News Release

A news release was disseminated over CNW news wire service on July 24, 2008.

Item 4. Summary of Material Change

First Uranium Corporation ("First Uranium" or "the Company") announced its production results for the fiscal quarter ended June 30, 2008 ("Q1 2009"), and provided an update on the progress of its projects. During Q1 2009 the Company stockpiled 24,238 tonnes of ore on surface at its Ezulwini Mine and processed 1,664,537 tonnes of reclaimed tailings at its Mine Waste Solutions tailings recovery project ("MWS"). Gold production from MWS totalled 8,530 ounces of gold for the quarter. In anticipation of the commissioning of its gold and uranium plants at the Ezulwini Mine 11,543 tonnes of gold ore and 12,695 tonnes of uranium ore had been stockpiled as at July 2, 2008.

Ezulwini Mine

At the Ezulwini Mine the commissioning of the 2.4 million tonnes per annum ("MTPA") gold plant and the first 0.6 MTPA milling unit commenced on schedule during Q1 2009. Subsequent to the end of Q1 2009 the Ezulwini Mine began gold production at its gold plant in July 2008, as planned.

The commissioning of portions of the 1.2 MTPA uranium plant began on schedule during June 2008. Due to late deliveries of certain equipment caused by the EPCM contractor, however, the first ADU recovery will be delayed from August 2008 until October 2008. The delay will not affect the Company's uranium shipments for the year ended March 31, 2009 ("FY2009"), as the capacity of the mills and the uranium plant exceed the total of the ore currently stockpiled and ore planned to be hoisted from underground development during the remainder of FY2009.

MWS

At MWS commissioning of the Phase 1A gold plant expansion from 6.0 MTPA to 7.6 MTPA and the installation of the pumping system to bring tailings from the new Buffelsfontein tailings complex has progressed well, and the Phase 1A designed plant throughput is now being consistently achieved. Minor modifications to the hydraulic

mining system to improve throughput and to the carbon-in-leach ("CIL") plant flow sheet to improve recovery are being implemented. Modifications completed to date include:

- installation of high shear oxygen reactors to improve gold recovery grades to 0.19 grams per tonne in the expanded CIL circuit
- flotation tailings from the tailings disposal line have been re-routed to the CIL gold circuit to reduce float tails grades and increase overall gold recovery rates to expected levels
- pump station modifications, including the installation rubber-lined piping and transfer pumps, were completed during a planned five-day plant shutdown during June 2008
- two track-mounted water cannons for the hydraulic mining of the tailings dams were installed in July 2008

Based on its performance during the first three weeks of July 2008, the MWS Phase 1A gold plant is now producing gold at designed rates and at planned costs. The remaining modifications for the commissioning of Phase 1A to transition operations to the Buffelsfontein complex of dams are expected to be completed in Q2 2009. These modifications include:

- installation of a slime re-pulping system to break up clay lumps and improve hydraulic mining rates to 1.9 million tonnes per quarter and to stabilize pulp densities pumped to the plant
- the installation of an additional track-mounted water cannon

Item 5. <u>Full Description of Material Change</u>

5.1 Full Description of Material Change

See attached news release.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Executive Officer

For further information:

First Uranium Corporation:

Gordon T. Miller President & Chief Executive Officer Tel.: 416-342-5640	Bob Tait VP Investor Relations Tel: 416-558-3858

Item 9. Date of Report

August 6, 2008

first Uranium

First Uranium Corporation

NEWS RELEASE – July 24, 2008

FIRST URANIUM PROVIDES PRODUCTION AND PROJECT DEVELOPMENT UPDATE FOR THE FIRST FISCAL QUARTER ENDED JUNE 30, 2008

All amounts are in US dollars unless otherwise noted.

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Company") today announced its production results for the fiscal quarter ended June 30, 2008 ("Q1 2009"), during which the Company stockpiled 24,238 tonnes of ore on surface at its Ezulwini Mine and processed 1,664,537 tonnes of reclaimed tailings at its Mine Waste Solutions tailings recovery project ("MWS"). Gold production from MWS totaled 8,530 ounces of gold for the quarter. In anticipation of the commissioning of its gold and uranium plants at the Ezulwini Mine 11,543 tonnes of gold ore and 12,695 tonnes of uranium ore had been stockpiled as at July 2, 2008.

Highlights

Ezulwini Mine

- underground stope development and ore grades in the stopes were in line with expectations
- surface gold and uranium stockpile grades are in line with expectations
- the initial uranium and gold mill was commissioned
- on-site gold production commenced
- commissioning of the uranium plant and uranium production were delayed from August 2008 to October 2008, due to late delivery of certain equipment caused by the EPCM contractor, but is not expected to impact uranium shipping volumes for FY2009
- refurbishment of both the main and ventilation shafts continues on schedule for completion by the end of FY2009
- finalized agreements to obtain 10 megawatt ("MW") diesel generators to supplement the power supplied by the South African national power utility, Eskom, and secure a steady supply of owner-generated electrical power with a total capacity of 24 MW, inclusive of 14 MW of existing stand-by units at the mine
- filed an updated independent technical report on June 5, 2008 taking into consideration the capital and operating costs of generating additional power,

revised acid price assumptions and a revaluation of metal price and exchange rate assumptions, resulting in a revised NPV of $667 million and IRR of 336%
- on June 9, 2008 Eskom agreed to increase its power commitment to the Ezulwini Mine from 40 MW to 55 MW

MWS
- commissioning of the Phase 1A gold plant expansion to 7.6 million tonnes per annum ("MTPA") was completed
- gold production and costs are running at planned levels
- construction of the 1.5 MTPA uranium plant and the expansion of the gold plant by 7.8 MTPA is on schedule
- to supplement the power supplied by Eskom, agreements have been finalized to purchase and install a power plant which will secure 30 MW of electrical power until such time as Eskom can restore a steady, reliable supply to meet MWS's total electrical power requirements
- filed an updated independent technical report on June 5, 2008, taking into consideration the capital and operating costs of generating additional power, revised acid price assumptions and a revaluation of metal price and exchange rate assumptions, resulting in a revised NPV of $413 million and IRR of 70%
- completed the upgrade to the MWS gold plant to increase the design capacity from 500,000 to 633,000 tonnes per month
- upgraded MWS No.5 tailings dam to enable a deposition rate of 633,000 tonnes of material per month
- approved, subject to financing, a plan to build an acid plant at MWS to secure a long-term low-cost supply of sulphuric acid

"We are delighted that MWS's first phase expansion is now operating at planned output and costs and that the Ezulwini Mine is again producing gold and stockpiling uranium ore for processing in the short term," said Gordon Miller, President and Chief Executive Officer of First Uranium. "Our near-term objectives are to expand our gold production, commission our two new uranium plants and start generating cash from our operations. Although uranium plant processing at the Ezulwini Mine has been delayed, we anticipate having sufficient plant capacity to process all the ore available from the underground development in this fiscal year. We remain on track to achieve our long-term objective to become one of the world's lowest cost uranium producers."

Ezulwini Mine

Gold and Uranium Plant Commissioning
The commissioning of the 2.4 MTPA gold plant and the first 0.6 MTPA milling unit commenced on schedule during Q1 2009. Subsequent to the end of Q1 2009 the Ezulwini Mine began gold production at its gold plant in July 2008, as planned.

The commissioning of portions of the 1.2 MTPA uranium plant began on schedule during June 2008. Due to late deliveries of certain equipment caused

by the EPCM contractor, however, the first ADU recovery will be delayed from August 2008 until October 2008. The delay will not affect the Company's uranium shipments for the year ended March 31, 2009 ("FY2009"), as the capacity of the mills and the uranium plant exceed the total of the ore currently stockpiled and ore planned to be hoisted from underground development during the remainder of FY2009.

The commissioning of the second 0.6 MTPA mill is scheduled during Q2 2009; at which point milling capacity will be utilized to consume existing stockpiles while mining rates ramp up as per plan. The civil engineering work required for the commissioning of the remaining milling capacity is on schedule for completion during Q4 2009.

Upper Elsburg ("UE") and Shaft Re-engineering Project
Although there is still some work still to do, the Company has completed the installation of resin injection, bolts and screens to prevent future impact on the main shaft from possible ground movement within the weak Western Areas Formation ("WAF") where it is intersected by the main shaft and vent shaft. For the vent shaft, support is 60% complete above and below the WAF zone.

In the main shaft, the installation of loading boxes on the Koepe winder and repairs to the common orepass are complete. The ore loading system at the shaft bottom has been replaced and now exceeds current mining requirements. The shaft support in the WAF zone is 96% complete.

Fabrication of the main shaft hanging tower is complete and 45% installed. The final commissioning of the hanging tower steel work in the main shaft is expected to be completed by March 2009. This new system will allow for a long-life low-maintenance shaft system. Once the shaft is de-stressed, mining in the shaft de-stress cut area is expected to continue for a further six years.

Surface stockpiling of ore from the UE development and stoping operations continued in Q1 2009.

Middle Elsburg ("ME") Project
Hoisting from underground and surface stockpiling of uranium and gold bearing ore from the ME continued during Q1 2009.

The opening up, sampling and preparation of new stopes has resulted in sufficient mining areas being available to meet start up production requirements. It is anticipated that commercial production rates from the ME uranium and gold ore-body will be achieved during the latter part of FY2009 as scheduled.

Results from development sampling, stope sampling and run of mine belt sampling continue to provide positive reconciliations to the gold and uranium grades estimated in the current ME mineral resource block model.

Ezulwini Mine Surface Stockpile Status (as at July 2, 2008)

Source	Tonnes	Gold grade (grams/tonne)*	U_3O_8 grade (%)*
Clean up and development	127,500	1.11	-
Upper Elsburg stopes	11,543	4.64	-
Middle Elsburg stopes	12,695	3.89	0.045

*Sampled belt grades

MWS

Commissioning of Buffelsfontein Tailings

Commissioning of the Phase 1A gold plant expansion from 6.0 MTPA to 7.6 MTPA and the installation of the pumping system to bring tailings from the new Buffelsfontein tailings complex has progressed well, and the Phase 1A designed plant throughput is now being consistently achieved. Minor modifications to the hydraulic mining system to improve throughput and to the carbon-in-leach ("CIL") plant flow sheet to improve recovery are being implemented. Modifications completed to date include:

- installation of high shear oxygen reactors to improve gold recovery grades to 0.19 grams per tonne in the expanded CIL circuit
- flotation tailings from the tailings disposal line have been re-routed to the CIL gold circuit to reduce float tails grades and increase overall gold recovery rates to expected levels
- pump station modifications, including the installation rubber-lined piping and transfer pumps, were completed during a planned five-day plant shutdown during June 2008
- two track-mounted water cannons for the hydraulic mining of the tailings dams were installed in July 2008

Based on its performance during the first three weeks of July 2008, the MWS Phase 1A gold plant is now producing gold at designed rates and at planned costs. The remaining modifications for the commissioning of Phase 1A to transition operations to the Buffelsfontein complex of dams are expected to be completed in Q2 2009. These modifications include:

- installation of a slime re-pulping system to break up clay lumps and improve hydraulic mining rates to 1.9 million tonnes per quarter and to stabilize pulp densities pumped to the plant
- the installation of an additional track-mounted water cannon

MWS Quarterly Production Results

	Q3 2008	Q4 2008	Q1 2009
Tonnes processed	832,208	1,592,242	1,664,537
Head grade	0.455	0.370	0.369
Recovery %	60%	38%	43%
Gold recovered (kilograms)	229	219	265
Gold recovered (ounces)	7,357	7,030	8,530

Construction

The construction of a 7.8 MTPA uranium and pyrite flotation plant, a 7.8 MTPA gold plant and a 1.5 MTPA uranium plant has progressed according to schedule. All excavation work and blasting of Dolomite outcrops has been completed. Several of the foundations for tanks and other sections of these plants were in place by the end of the quarter. Project engineering and procurement are on schedule for the completion of the commissioning of these plant modules at the end of Q4 2009.

Mineral Resource Update for the Ezulwini Mine

The verification of historic sampling data, the results of the new sampling and the addition of new properties is expected to result in a significant increase in the amount of verified data available to update the previous mineral resource estimate for the Ezulwini Mine. In addition, results from new surface and underground drilling continue to be added to the geological data base. A revised mineral resource estimate and updated technical report are expected to be published during Q2 2009.

Sulphuric Acid Plant Update

As disclosed on April 21, 2008, subject to financing, the Company is proceeding with plans to install its own sulphuric acid manufacturing plant, which will utilize the Company's significant stores of sulphur bearing pyrite in the MWS tailings to secure a long-life low-cost source of supply of sulphuric acid, a necessary reagent for the production of uranium. Based on a preliminary assessment the Company anticipated that it would construct a standard 600 tonne per day sulphuric acid plant for an estimated $124 million. The Company is also verifying the sulphide sulphur content of the tailings and assessing the benefits of installing a smaller, 'fit for purpose' acid plant which would be of sufficient size to supply the Company's requirement of approximately 300 tonnes of acid per day. If a smaller plant is to be installed or the Company can procure a second-hand acid plant, less capital will be required. The Company is planning to use project financing, end-user financing or corporate debt to procure the acid plant.

Power Update

During Q1 2009, the electrical power requirements of both MWS and the Ezulwini Mine were supplied by South Africa's national power utility, Eskom, without any interruptions that plagued the country in the previous quarters. As a backup plan to secure a continual supply of electrical power at the Ezulwini Mine, however,

the Company has connected the existing 14 megawatts ("MW") of standby diesel generated power to the new plant and has proceeded with its order to secure diesel generators with a further capacity of 10 MW on a lease basis. At MWS, the Company is in the process of shipping the 30 MW power plant that it recently acquired to secure sufficient power to start up the uranium and add-on gold plant modules planned for commissioning in Q4 2009. On June 9, 2008, Eskom agreed to increase its power commitment at the Ezulwini Mine from 40 MW to 55 MW, which is expected to reduce the projected requirement and cost of owner-generated power until 2011. The Company will, however, have its own secure alternative source of power in the event of any further unexpected power disruptions.

Technical Disclosure

Technical disclosure in this news release relating to the tonnage of the stockpiles has been prepared by Warren de Witt, who is a "qualified person" under NI 43-101 and is independent of First Uranium. Mr. de Witt has reviewed and approved the disclosure in this news release.

Financial Results: Release and Conference Call

For its first fiscal quarter ended June 30, 2008, First Uranium expects to release its financial results on Monday, August 11, 2008. A conference call for the benefit of investors is planned for Tuesday, August 12, 2008 at 10:00 am (Toronto and New York) and 4:00 pm in South Africa.

Cautionary Language Regarding Forward-Looking Information

This news release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the availability of electrical power, the planned addition of owner-operated power generation, price of electrical power and sulphuric acid, the estimation of mineral resources and reserves, the realization of estimated pyrite content in the MWS tailings dams, expected dates of commissioning or commencement of production, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, availability of financing on acceptable terms, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "goal", "objective", "plans", "continues", "expects" or "does not expect", "is expected", "projected", "assumed", "budget", "design", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, availability of equipment, materials and fuel, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold, to price of electrical power and sulphuric acid. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-

looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Company's expectations as of the date of this news release; (ii) actual results may differ materially from the Company's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Company cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) consistent supply of sufficient power will be available to develop and operate the projects as planned; (ii) approvals to transfer or grant, as the case may be, mining rights will be obtained; (iii) metal prices, exchange rates and discount rates applied in the pre-feasibility study and preliminary economic assessment are achieved; (iv) mineral resource estimates are accurate; (v) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (vi) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Company and their investment in the Company's common shares to a sufficient level to continue to support the Company's compliance with 2014 BEE requirements; and (viii) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

About First Uranium Corporation

First Uranium Corporation (TSX:FIU, JSE:FUM) is focused on the development of its South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and underground development of the Ezulwini Mine and the expansion of the Mine Waste Solutions tailings recovery facility. First Uranium also plans to grow production by pursuing value-enhancing acquisition and joint venture opportunities in South Africa and elsewhere.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations
at 416 342-5639 (office), 416 558-3858 (mobile) or bob@firsturanium.ca

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

First Uranium Corporation
155 University Avenue, Suite 1240
Toronto, Ontario M5H 3B7

Item 2. Date of Material Change

May 21, 2008.

Item 3. News Release

A news release was disseminated over CNW news wire service on May 21, 2008.

Item 4. Summary of Material Change

First Uranium Corporation ("First Uranium" or "the Company") announced its production results for the fiscal quarter ended March 31, 2008 ("Q4 2008"), during which the Company processed 1,592,242 tonnes of reclaimed tailings at its Mine Waste Solutions tailings recovery project ("MWS") and 18,669 tonnes of underground gold ore from its Ezulwini Mine ("Ezulwini") through a toll treatment arrangement. Gold production totaled 9,725 ounces for the period. Subsequent to March 31, 2008, the Company commenced production of uranium and gold ore at Ezulwini, which is currently being stockpiled on surface. The Company's uranium plants are on schedule to begin to be commissioned in June 2008 at Ezulwini and in December 2008 at MWS.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

See attached news release.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Executive Officer

For further information:

First Uranium Corporation:

Gordon T. Miller
President & Chief Executive Officer
Tel.: 416-342-5640

Bob Tait
VP Investor Relations
Tel: 416-558-3858

Item 9. Date of Report

May 30, 2008

first Uranium

First Uranium Corporation

NEWS RELEASE – May 21, 2008

FIRST URANIUM PROVIDES PRODUCTION AND PROJECT DEVELOPMENT UPDATE FOR QUARTER ENDED MARCH 31, 2008

All amounts are in US dollars unless otherwise noted.

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Company") today announced its production results for the fiscal quarter ended March 31, 2008 ("Q4 2008"), during which the Company processed 1,592,242 tonnes of reclaimed tailings at its Mine Waste Solutions tailings recovery project ("MWS") and 18,669 tonnes of underground gold ore from its Ezulwini Mine ("Ezulwini") through a toll treatment arrangement. Gold production totaled 9,725 ounces for the period. Subsequent to March 31, 2008, the Company commenced production of uranium and gold ore at Ezulwini, which is currently being stockpiled on surface. The Company's uranium plants are on schedule to begin to be commissioned in June 2008 at Ezulwini and in December 2008 at MWS.

In mid-June 2008 First Uranium expects to announce its annual audited financial results for the year ended March 31, 2008

<u>**Highlights for Q4 2008**</u>

<u>Mine Waste Solutions tailings recovery project ("MWS")</u>

- gold plant feed capacity upgraded from 6.0 to 7.6 million tonnes of processing per annum ("MTPA")
- approximately 1.6 million tonnes of tailings were processed, producing 7,030 ounces of gold
- first 7.8 MTPA pump station completed at Buffelsfontein tailings dam complex
- commissioning of gold plant upgrades and a new mining and processing system scheduled for completion in July 2008
- 30-megawatt power plant for expansion sourced
- preliminary assessment for construction of a Company-owned sulphuric acid plant was completed, with completion of a specification and procurement study scheduled for July 2008

- construction of new 7.8 MTPA uranium and pyrite flotation plant on track to commence commissioning during December 2008 (part of "Phase 1B" of the MWS project)
- construction of new 7.8 MTPA gold plant and 1.5 MTPA uranium plant on track to commence commissioning during December 2008 (also part of "Phase 1B" of the MWS project)

Ezulwini Mine ("Ezulwini")

- toll treated 18,669 tonnes of underground ore to produce 2,695 ounces of gold
- the third party toll treating gold ore from Ezulwini suspended this operation due to the power shortage and, as a result, the Company postponed the ramp-up of the underground development and accelerated the shaft refurbishment program
- underground development and hoisting of ore started again in April and uranium and gold ore is being stockpiled on surface
- 2.4 MTPA gold plant commissioning commenced during April 2008 (3 months earlier than anticipated at the time of the Company's initial public offering in December 2006) and on schedule for production of gold on carbon in June and gold bullion in July 2008
- first of four 0.6 MTPA mills is being commissioned, with the second mill due to commence commissioning in September 2008
- underground stope availability is on schedule in the Middle Eslburg (uranium and gold) section but somewhat behind schedule in the Upper Elsburg (gold) section, which is not expected to affect the planned production profile
- standby diesel generated power connected into new plant
- 1.2 MTPA uranium plant construction on track to commence commissioning in July 2008 for uranium concentrate (yellow cake, ammonium diuranate, or "ADU") production in August 2008

Affecting both projects, First Uranium also disclosed the results of updated technical reports on April 21, 2008 which detail the Company's proactive approach to reducing future operating costs and securing sufficient power and sulphuric acid to run its operations as planned. Summary cash flow models related to these technical reports have been posted to the Company's website (www.firsturanium.com) and provide revised estimates for production, capital and operating costs. The full technical reports are scheduled to be filed on SEDAR and posted to the website by early June.

Mine Waste Solutions

Buffelsfontein No. 2 Dam Commissioning

Commissioning of the gold plant expansion from 6 MTPA to 7.6 MTPA and the installation of the pumping system to bring tailings from the Buffelsfontein dam complex has progressed on schedule and within budget.

As expected, the transition of mining from the Stilfontein dam complex to the Buffelsfontein dam complex has resulted in a reduction in unit cash costs for gold production and it is expected that planned life of project unit costs will be achieved when final commissioning is completed by mid-2008.

Results from the mining of Buffelsfontein No. 2 Dam to date have confirmed the mineral resource estimates for gold and uranium, as well as the estimated sulphur content. Minor modifications to the hydraulic mining system to improve throughput and to the carbon-in-leach ("CIL") plant flow sheet to improve recovery are being implemented and are expected to be completed in July 2008; after which the commissioning of the first phase of the transition to the Buffelsfontein complex of dams should be complete. These modifications include:

- installation of a slime re-pulping system to break up clay lumps and improve hydraulic mining rates to 1.9 million tonnes per quarter and to stabilize pulp densities pumped to the plant
- completion of the current work to re-route flotation tailings from the tailings disposal line to the CIL gold circuit to reduce float tails grades and increase overall gold recovery rates to expected levels
- installation of high shear oxygen reactors to improve gold recovery grades to 0.19 grams per tonne in the expanded CIL circuit

MWS Quarterly Production Results

	Q3 2008	Q4 2008
Tonnes processed	832, 208	1, 592, 242
Grade of gold recovered (grams/tonne)	0.27	0.14
Gold recovered (kilograms)	229	219
Gold recovered (ounces)	7,357	7,030

Construction

Sourcing of the additional power plant required to commission the Phase 1B expansion (which includes a 7.8 MTPA uranium and pyrite flotation plant, a 7.8 MTPA gold plant and a 1.5 MTPA uranium plant) has progressed according to schedule. Construction of the Phase 1B complex is progressing according to budget and is on schedule to commence commissioning in December 2008.

Ezulwini Mine

Upper Elsburg ("UE") and Shaft Re-engineering Project

The Company has completed the installation of the safety support systems to prevent future impact on the main shaft from possible ground movement within the weak Western Areas Formation ("WAF") where it intersects the shaft. Additional support installation above and below this area is 85% complete. Support through the WAF zone in the ventilation shaft is 66% complete and support above and below the WAF zone in the ventilation shaft is 60% complete.

While development work on the UE reef horizon (gold) which is being undertaken to provide access to the shaft de-stress cut in order to relieve possible future pressure on the main shaft is behind schedule (about 74% complete), the delay is not expected to impact the operation's production profile as the opening up of previously un-mined portions of the UE ore body outside of the shaft pillar area is ahead of schedule.

The ore loading system at the shaft bottom has been replaced and now exceeds current mining requirements. The final commissioning of the new hanging tower steel work in the main shaft is expected to be completed by March 2009. This new system will allow for a long-life low-maintenance shaft system. Once the shaft is de-stressed, mining in the shaft de-stress cut area is expected to continue for a further six years.

Results from development sampling, stope sampling and run of mine belt sampling continue to provide positive reconciliations to the gold grades estimated in the current UE mineral resource block model.

Surface stockpiling of production from the UE development and stoping operations has commenced.

Middle Elsburg ("ME") Project

As disclosed in the Company's news release dated February 13, 2008, mining in the ME uranium and gold section of the Ezulwini Mine was curtailed during the quarter due to the power shortage situation. Production has since recommenced as has hoisting and stockpiling of uranium and gold bearing ore on surface.

The opening up, sampling and preparation of new stopes has resulted in sufficient mining areas being available to meet start up production requirements. It is anticipated that commercial production rates from the ME uranium and gold ore-body will be achieved during the year ending March 2009, as scheduled.

Results from development sampling, stope sampling and run of mine belt sampling continue to provide positive reconciliations to the gold and uranium grades estimated in the current ME mineral resource block model.

Ezulwini Quarterly Production Results

	Q3	Q4
Gold tonnes toll-treated	27,951	18,669
Grade of gold recovered (grams/tonne)	5.6	4.5
Gold recovered (kilograms)	157	84
Gold recovered (ounces)	5,055	2,695

Ezulwini Surface Stockpile Status (as at May 16, 2006)

Source	Tonnes	Gold grade (grams/tonne)*	U_3O_8 grade grams/tonne*
Clean up and development	127,500	1.1	-
Upper Elsburg stopes	4, 338	4.7	-
Middle Elsburg stopes	2,501	3.6	800

*Sampled belt grades

Gold and Uranium Plant Commissioning

In the event that Eskom experiences difficulties in supplying the additional power that it agreed to do in line with its binding agreement with Ezulwini Mining Company, the Company has installed the switchgear necessary to utilize the existing standby diesel generators at site should they be required to start up the new plant. Commissioning of the 2.4 MTPA gold plant commenced on schedule and on budget during April 2008. The first 0.6 MTPA milling unit is currently being commissioned and it is anticipated that first gold will be loaded onto carbon during June with gold bullion produced in July 2008. The commissioning of the second 0.6 MTPA mill is scheduled for September 2008 at which point milling capacity will be utilized to consume existing stockpiles while mining rates ramp up as per plan. The civil engineering work required for the final two mills is complete and installation and the start of the commissioning of these mills are on schedule for February 2009.

The construction of the 1.2 MTPA uranium plant is on budget and on schedule for commissioning to commence during June of 2008. The first ADU shipments are anticipated to be ready for dispatch during August 2008.

Mineral Resource Update

The verification of historic sampling data, the gathering of new sampling results and the addition of new properties is expected to result in a significant increase in the amount of verified data available to perform an update of the previous mineral resource estimate. In addition, results from new surface and underground drilling continue to be added to the geological data base. It is anticipated that a revised mineral resource estimate and updated technical report will be completed early in the Company's fiscal second quarter (July – September).

Sulphuric Acid Plant

As disclosed on April 21, 2008, the Company is proceeding with plans to construct its own sulphuric acid manufacturing plant, which will utilize the Company's significant stores of sulphur bearing pyrite to secure a long-life low-cost source of supply of sulphuric acid. A preliminary Company assessment has been completed and it is anticipated that the detailed specification and procurement study for a standard 600 tonne per day sulphuric acid plant will be completed by the end of July 2008. The Company anticipates that the environmental impact assessment process necessary to secure an operating

license for the acid plant will be concluded by July 2009 and has engaged the services of reputable consulting firms who are well experienced in the design, permitting and construction of pyrite burning acid plants in Southern Africa. First Uranium is evaluating options for financing the acid business as a stand alone entity and discussions are underway.

"Our near-term objectives are to expand our gold production, commission our uranium plants and generate cash," said Gordon Miller, President and Chief Executive Officer of First Uranium. "Our long-term objective is to become one of the world's lowest cost uranium producers and we have met or exceeded almost all of our target dates for project milestones along the way and, most importantly, we have started to commission our plants on schedule. We have also taken significant risk out of our projects by re-engineering the shaft at Ezulwini, acquiring generators to meet our power requirements and made plans to build an acid plant to provide a low-cost secure supply of sulphuric acid."

Technical Disclosure

Technical disclosure in this news release relating to the tonnage of the stockpiles has been prepared by Warren de Witt, who is a "qualified person" under NI 43-101 and is independent of First Uranium. Mr. de Witt has reviewed and approved the disclosure in this news release.

Cautionary Language Regarding Forward-Looking Information

This news release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the availability of electrical power, the planned addition of owner-operated power generation, price of electrical power and sulphuric acid, the estimation of mineral resources and reserves, the realization of estimated pyrite content in the MWS tailings dams, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, availability of financing on acceptable terms, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "goal", "objective", "plans", "expects" or "does not expect", "is expected", "projected", "assumed", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, availability of equipment, materials and fuel, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold, to price of electrical power and sulphuric acid. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Company's expectations as of

the date of this news release; (ii) actual results may differ materially from the Company's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Company cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) consistent supply of sufficient power will be available to develop and operate the projects as planned; (ii) approvals to transfer or grant, as the case may be, mining rights will be obtained; (iii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iv) mineral resource estimates are accurate; (v) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (vi) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Company and their investment in the Company's common shares to a sufficient level to continue to support the Company's compliance with 2014 BEE requirements; and (viii) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

About First Uranium Corporation

First Uranium Corporation (TSX:FIU, JSE:FUM) is focused on the development of its South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and underground development of the Ezulwini Mine and the expansion of the Mine Waste Solutions tailings recovery facility. First Uranium also plans to grow production by pursuing value-enhancing acquisition and joint venture opportunities in South Africa and elsewhere.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations
at 416 342-5639 (office), 416 558-3858 (mobile) or bob@firsturanium.ca

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. **Name and Address of Company**

First Uranium Corporation
155 University Avenue, Suite 1240
Toronto, Ontario M5H 3B7

Item 2. **Date of Material Change**

April 21, 2008.

Item 3. **News Release**

A news release was disseminated over CNW news wire service on April 21, 2008.

Item 4. **Summary of Material Change**

First Uranium Corporation ("First Uranium" or "the Company") confirmed its decision, previously announced on February 13, 2008, to generate a portion of its future electrical power requirements at its underground Ezulwini Mine ("Ezulwini") and the Mine Waste Solutions tailings recovery project ("MWS") in South Africa. While these arrangements to generate additional power to supplement that supplied by South Africa's national power utility, Eskom, will increase the projected capital and operating costs of the Company's two operations, this investment in power is justified by securing supply of electrical power and it will have been more than offset by the increased realized price for gold and the decline in the value of the South African rand against the US dollar.

Taking into consideration the capital and operating costs of generating additional power, revised acid price assumptions and a revaluation of metal price and exchange rate assumptions (each of which is described in further detail in this news release), the revised net present value ("NPV" at an 8% discount rate) is expected to be $667 million for Ezulwini and $419 million for MWS and the internal rates of return ("IRR") for the projects are expected to be 336% for Ezulwini and 75% for MWS.

Item 5. **Full Description of Material Change**

5.1 Full Description of Material Change

See attached news release.

The Company subsequently announced on the same day a correction to Table 1. In the last line of Table 1 in the column titled "Additional Unit Cost", 1.19 should be 1.63.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Executive Officer

For further information:

First Uranium Corporation:

Gordon T. Miller
President & Chief Executive Officer
Tel.: 416-342-5640

Bob Tait
VP Investor Relations
Tel: 416-558-3858

Item 9. Date of Report

April 29, 2008

first Uranium

FIRST URANIUM CORPORATION

NEWS RELEASE – April 21, 2008

FIRST URANIUM TO MEET FUTURE PRODUCTION GROWTH PLANS AT ITS SOUTH AFRICAN OPERATIONS BY INSTALLING POWER PLANTS AND A SULPHURIC ACID PLANT

All amounts are in US dollars unless otherwise noted.

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Company") today confirmed its decision, previously announced on February 13, 2008, to generate a portion of its future electrical power requirements at its underground Ezulwini Mine ("Ezulwini") and the Mine Waste Solutions tailings recovery project ("MWS") in South Africa. While these arrangements to generate additional power to supplement that supplied by South Africa's national power utility, Eskom, will increase the projected capital and operating costs of the Company's two operations, this investment in power is justified by securing supply of electrical power and it will have been more than offset by the increased realized price for gold and the decline in the value of the South African rand against the US dollar.

Taking into consideration the capital and operating costs of generating additional power, revised acid price assumptions and a revaluation of metal price and exchange rate assumptions (each of which is described in further detail in this news release), the revised net present value ("NPV" at an 8% discount rate) is expected to be $667 million for Ezulwini and $420 million for MWS and the internal rates of return ("IRR") for the projects are expected to be 336% for Ezulwini and 75% for MWS.

In a separate news release, also dated April 18, 2008, the Company announced that it will establish a separate business unit to build and operate an acid plant to supply sulphuric acid to Ezulwini and MWS.

RATIONALE FOR THE COMPANY TO GENERATE ITS OWN POWER

The Company conducted a study assessing the economic viability of First Uranium generating its own power at Ezulwini and MWS for the next five years, as a result of the significantly reduced supply of electrical power currently available in South Africa and Eskom's concerns about its ability to supply power to the country's mining industry in the short and medium term. On January 24, 2008, Eskom communicated to the mining industry that the utility could not

guarantee power availability and asked the industry to operate at electrical power levels below historical load requirements until 2012 (the "Power Situation"). While Eskom has announced plans to increase the supply of power incrementally in the years leading up to 2012, Eskom also reports that full power availability cannot be guaranteed until then.

At both Ezulwini and MWS, based on the positive economic results of each study, the Company plans to initially lease diesel generators for a term of up to five years. In addition, the Company plans to purchase and install 30 megawatts ("MW") of electrical power generating capacity at a cost of approximately $20 million. The Company expects to power its generators using a combination of diesel fuel and heavy fuel oil for approximately five years and to recover approximately 50% of its investment by selling the power generators when they are no longer needed.

"First Uranium is determined to start up its uranium recovery plants at its Ezulwini Mine and MWS on schedule," said Gordon Miller, President and CEO of First Uranium. "We have adjusted our uses and sources of electrical power to enable us to fulfill our production commitments to our investors. We do not intend to let the Power Situation nor the ongoing increases in the cost of sulphur and sulphuric acid threaten our business or use them as an excuse to miss our project milestones. Given that we are mining uranium and gold at both projects we are confident that the project economics are robust enough, assuming our forecast metal prices, to allow us to overcome the electrical power shortages and rapidly increasing acid prices that are prevalent in South Africa."

IMPACT ASSESSMENT BY PROJECT

Based on the positive results of the studies of the impact of generating power and the impact of building and operating the acid plant, the Company, with the full support of its Board, will proceed with the full development of its two projects and acid plant as follows:

For the Ezulwini Mine:

- given the uncertainty of power supply, since January 24 2008, at a third-party gold plant to toll-treat the Company's ore, the Company reduced mine development and hoisting ore to surface during February and March, 2008, and focused on shaft refurbishment until the operation's gold plant commences commissioning at the end of April 2008, when mine development and hoisting ore are expected to resume at planned rates
- the Company expects to recover any interim production shortfalls arising from the reduction of mine development as the processing plant has available milling capacity to accommodate additional throughput for the next 12 months
- the first 50,000 tonne per month module of the gold plant remains on schedule for commissioning commencing in April 2008 using Eskom power (as available) augmented by existing installed diesel generator capacity if necessary
- the first 50,000 tonne per month module of the uranium plant remains on schedule for commissioning commencing in June 2008 using the Company's new power generation capacity. Current mine production from the gold section and uranium section will be stockpiled separately on surface in the interim

- the Company does not expect any material adjustment to previously reported production forecasts
- full operation of Ezulwini is expected to require a maximum demand of 56 MW of power, of which Eskom has amended its committed supply to 32 MW, requiring the Company to generate 24 MW, 10 MW more than its existing generator capacity of 14 MW
- prior to the Power Situation, electrical power costs were expected to represent about 9% of the operating costs. The impact of additional operating costs for power generation are estimated to be an additional $3.59 (a 12% overall increase) per pound for uranium and an additional $35.50 (an 8% overall increase) per ounce for gold over the five-year period of self power generation.

Expected costs to generate additional power over the life of the mine at Ezulwini subsequent to the Power Situation and to purchase Eskom power at higher rates are listed in the table below and are expected to result in average annual operating costs, on a co-product basis, of $0.86 per pound for uranium and $8.62 per ounce for gold.

Table 1: Operating Cost Impact of Electrical Power at the Ezulwini Mine

Fiscal year ending March 31	Additional operating cost ($ millions)	Additional unit cost ($ per tonne)	Additional power cost as a % of operating costs
2009	8.6	14.24	20%
2010	18.3	12.51	21%
2011	16.8	8.53	17%
2012	8.80	4.00	11%
2013	5.89	2.67	10%
Life of mine	58.35	1.19	18%

For MWS:

- the current MWS operation remains unaffected by the Power Situation as it is drawing additional power from Buffelsfontein Gold Mines Limited ("BGM")
- upgrading of the MWS gold plant to increase the design capacity to 633,000 tonnes per month was completed on schedule
- although announced on February 13 that a three-month delay was expected to complete a feasibility study for the additional power requirements, the Company now expects to start commissioning the second gold plant module and the first two modules of the uranium plant in December 2008
- the construction schedule for the third modules of its gold and uranium plants will be completed by December 2009
- full operation of MWS is expected to require a maximum demand of 43 MW of power by February 2010, of which Eskom has committed to supply 29 MW by this date, requiring the Company to generate 14 MW
- prior to the Power Situation, electrical power costs were expected to represent about 9% of the operating costs. The impact of additional operating costs for power generation are estimated to be an additional $2.49 (a 10% overall increase) per pound for uranium and an additional $44.70 (a 13% overall increase) per ounce for gold over the five-year period of self power generation.

Expected costs to generate additional power over the life of the mine at MWS subsequent to the Power Situation and to purchase Eskom power at higher rates are listed in the table below and are expected to result in average annual

operating costs, on a co-product basis, of $1.04 per pound for uranium and $17.00 per ounce for gold.

Table 2: Operating Cost Impact of Electrical Power at MWS

Fiscal year ending March 31	Additional operating cost ($ millions)	Additional unit cost ($ per tonne)	Additional power cost as a % of operating costs
2009	3.41	0.98	11%
2010	18.58	1.06	23%
2011	22.13	0.95	21%
2012	6.28	0.27	8%
2013	0.45	0.02	1%
Life of mine	50.89	0.56	13%

Technical reports for both projects are expected to be completed by June 2, 2008.

ECONOMIC AND COMMODITY PRICE ASSUMPTIONS

To assess the financial impact of the costs of generating additional power and revised cost of sulphuric acid, the following tables show the Company's commodity price assumptions for May 2007 (the date of the previous technical report for Ezulwini), November 2007 (the date of the previous technical report for MWS and April 2008 (the most recent survey of assumptions). The November 2007 and April 2008 assumptions are based on an average nominal consensus forecast from the investment research analysts at 13 North American-based brokerage firms, adjusted downward by the US inflation rate for the period covering the construction of the projects.

Table 3: NOVEMBER 2007 ECONOMIC AND COMMODITY PRICE ASSUMPTIONS

	Unit	Mar 2009	Mar 2010	Mar 2011	Mar 2012	Beyond Mar 2012
Gold price	$/ounce	737	734	683	627	635
Uranium price	$/pound	104	104	91	78	45
Currency exchange rate	ZAR/$US	7.40	7.40	7.40	7.40	7.40
Market sulphuric acid price (incl. transport)	$/tonne	60	60	60	60	60
Project sulphuric acid price (MWS)	$/tonne	60	60	60	60	60
Project sulphuric acid price (Ezulwini)	$/tonne	60	60	60	60	60

Table 4: APRIL 2008 ECONOMIC AND COMMODITY PRICE ASSUMPTIONS

	Unit	Mar 2009	Mar 2010	Mar 2011	Mar 2012	Beyond Mar 2012
Gold price	($/oz.)	890	907	874	797	711
Uranium price	($/lb.)	96	92	79	75	50
Currency exchange rate	(ZAR/$US)	7.27	7.36	7.50	7.45	7.57
Market sulphuric acid price (incl. transport)	$/tonne	350	265	170	95	95
Project sulphuric acid price (MWS)	$/tonne	266	266	34.2	34.2	34.2
Project sulphuric acid price (Ezulwini)	$/tonne	565	565	47.5	47.5	47.5

REVISED PROJECT ECONOMICS

The following tables summarize the impact of the power supply and acid cost changes at Ezulwini and MWS. More details of the project economics from the financial models upon which the information in Tables 5 and 6 are based, will be posted to the Company's web site (www.firsturanium.com) in due course.

Table 5: REVISED PROJECT ECONOMICS FOR THE EZULWINI MINE

	From May 2007 technical report	April 2008 with May 2007 assumptions	April 2008 with April 2008 assumptions
Uranium price ($ per pound)	50	50	see April 2008 assumptions
Gold price ($ per ounce)	500	500	See April 2008 assumptions
Electrical power required	56MW	56MW	56MW
Eskom commitment	80MW	32MW	32MW
Self-generated power	-	24MW	24MW
Life-of-mine average co-product operating costs			
Operating cost per tonne milled ($/tonne)	56.87	71.82	71.82
Uranium cash cost ($/pound)	29	41	33
Gold cash cost ($/ounce)	297	385	376
Capital expenditures	$271 million	$220 million	$220 million
Average annual life-of-mine production			
Uranium (pounds)	888,000	951,000	951,000
Gold (ounces)	290,000	306,000	306,000
Production milestones			
Gold plant commissioning commences	April 2008	April 2008	April 2008
1st 50,000 tpm mill	April 2008	April 2008	April 2008
Uranium plant commissioning commences	June 2008	June 2008	June 2008
2nd 50,000 tpm mill	Sep 2008	Sep 2008	Sep 2008
3rd 50,000 tpm mill	Jan 2009	Jan 2009	Jan 2009
4th 50,000 tpm mill	Jan 2009	Jan 2009	Jan 2009
NPV_8	$332 million	$191 million	$667 million
IRR	32%	34%	336%

Notes:

1. The assumed exchange rate for South African rand for all dates in the table above is as shown in the table above.
2. Co-product costs assume that operating cash costs are split in proportion to the revenue earned from each product.
3. NPV is calculated using a nominal discount rate of 8%

Table 6: REVISED PROJECT ECONOMICS FOR MWS

	From November 2007 Technical Report	April 2008 with November 2007 assumptions	April 2008 with April 2008 assumptions
Uranium price ($ per pound)	see November 2007 assumptions	see November 2007 assumptions	see April 2008 assumptions
Gold price ($ per ounce)	See November 2007 assumptions	See November 2007 assumptions	See April 2008 assumptions
Electrical power required	43 MW	43 MW	43 MW
Eskom commitment	43 MW	29 MW	29 MW
Self-generated power	-	14 MW	14 MW
Life-of-mine average co-product operating costs			
Gold operating cost per tonne reclaimed ($/tonne)	1.93	2.16	2.12
Uranium operating cost per concentrate tonne ($/tonne)	8.09	10.00	9.82
Uranium cash cost ($/pound)	24	22	22
Gold cash cost ($/ounce)	264	353	347
Capital expenditures	$260 million	$264 million	$241 million
Average annual life-of-mine production			
Uranium (pounds)	1,339,000	1,317,000	1,317,000
Gold (ounces)	126,000	130,000	130,000
Production milestones			
1st module of gold plant	June 2007	June 2007	June 2007
2nd module of gold plant	Nov. 2008	Dec. 2008	Dec. 2008
3rd module of gold plant	Nov. 2009	Dec. 2009	Dec. 2009
1st module of uranium plant	Nov. 2008	Dec. 2008	Dec. 2008
2nd module of uranium plant	Nov. 2008	Dec. 2008	Dec. 2008
3rd module of uranium plant	Nov. 2009	Dec. 2009	Dec. 2009
NPV_8	$505 million	$133 million	$419 million
IRR	151%	22%	75%

Notes:

1. This table differs from the November 2007 model in that the Company's fiscal year 2008, which ended on March 31, 2008, has not been considered in the above calculations.
2. The assumed exchange rate for South African rand for all dates in the table above is as shown in the table above.
3. Co-product costs assume that operating cash costs are split in proportion to the revenue earned from each product.
4. NPV is calculated using a real discount rate of 8%
5. The first gold plant module became operational with the acquisition of the Chemwes gold plant in June 2007.

"With Eskom being unable to meet the power demands of the country, we knew that we had no choice but to generate our own power," said Mr. Miller. "The real task was to find a way to minimize the upfront capital costs of acquiring this additional power generating capacity. We were able to do that and also design power-savings solutions into the plant construction that would reduce the dependence on self-generated power. Fortunately, the rising price for the gold we are producing is expected to more than offset the additional costs of our own power generation. Rapidly increasing prices of sulphur have also had a very positive impact on the economic assessment of our large

above ground source of sulphur which is contained in pyrite in the tailings dams at MWS."

Technical Disclosure

All technical disclosure in this news release relating to the Mine Waste Solutions tailings recovery project ("MWS" and formerly named the Buffelsfontein tailings recovery project) has been prepared in accordance with National Instrument 43-101 ("NI 43-101) by Daan van Heerden, B.Sc., M.Comm., Charles Muller, B.Sc, Pr.Sci.Nat, and Johan Odendaal, B.Sc., M.Sc., Pr.Sci.Nat all of Minxcon Pty Ltd. ("Minxcon"), Treavor Pearton, B.Sc Eng PhD, FGSA and Mike Valenta, Pr Eng, B.Sc., of Metallicon Process Consulting (Pty) Ltd. ("Metallicon') each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium.

Historical technical disclosure in this new release relating to MWS is extracted from a technical report entitled "Technical Report – Pre-Feasibility of the Buffelsfontein Tailings Recovery Project, located in Stilfontein, North West Province, Republic of South Africa" submitted on November 1, 2007, and prepared by Mssrs. van Heerden, Muller, Odendaal, Pearton and Valenta. The disclosure contained in this news release relevant to their respective contributions has been reviewed and approved by Messrs. van Heerden, Muller, Odendaal, Pearton and Valenta.

All technical disclosure in this news release relating to the Ezulwini Mine has been prepared in accordance with NI 43-101 by R. Dennis Bergen, P.Eng and Wayne Valliant P.Geo of Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium.

Historical technical information is this news release relating to the Ezulwini Mine is extracted from a technical report entitled "Technical Report - Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa" originally submitted on November 8, 2006, revised on December 5, 2006, January 31, 2007 and May 9, 2007 prepared in accordance with NI 43-101 by Messrs. Bergen and Valliant, who have also reviewed and approved the disclosure in this news release.

The economic analysis contained in this news release is contained in a the above technical reports and is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserves development, production and economic forecasts on which the preliminary assessment contained in the technical reports is based, will be realized.

Cautionary Language Regarding Forward-Looking Information

This news release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the availability of electrical power, the planned addition of owner-operated power generation, price of uranium and gold, price of electrical power and sulphuric acid, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, availability of financing on acceptable terms, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "goal", "objective", "plans", "expects" or "does not expect", "is expected", "projected", "assumed", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current

exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, availability of equipment, materials and fuel, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold, to price of electrical power and sulphuric acid. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Company's expectations as of the date of this news release; (ii) actual results may differ materially from the Company's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Company cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) consistent supply of sufficient power will be available to develop and operate the projects as planned; (ii) approvals to transfer or grant, as the case may be, mining rights will be obtained; (iii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iv) mineral resource estimates are accurate; (v) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (vi) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Company and their investment in the Company's common shares to a sufficient level to continue to support the Company's compliance with 2014 BEE requirements; and (viii) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

Conference Call

First Uranium will conduct a conference call with investors to discuss the information in this news release at 10:00 a.m. local Toronto time and 4:00 p.m. local Johannesburg time on Monday, April 21, 2007. The conference call will be available simultaneously to all interested investors and news media.

Callers may dial 1 800 319-4610 (Canada and the US) or 0800 200 648 (South Africa). Callers from other international locations may call +1 604 638-5340 (Canada) or +27 11 535 3600 (South Africa). The call will be webcast at http://services.choruscall.com/links/firsturanium080421.html and an archive will be available through the same link shortly after the live event for 90 days.

A replay of the conference call will be available for 30 days. To access the replay, callers may dial 1 800 319-6413 (Canada and the US). Callers from other international locations may access the replay by dialing +27 11 305 2030 (South Africa) or +1 604 638-9010 (Canada). Access to the replay will require the code 2128, followed by #.

About First Uranium Corporation

First Uranium Corporation (TSX:FIU, JSE:FUM) is focused on the development of its South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and underground development of the Ezulwini Mine and the expansion of the Mine Waste

Solutions tailings recovery facility. First Uranium also plans to grow production by pursuing value-enhancing acquisition and joint venture opportunities in South Africa and elsewhere.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations
at 416 342-5639 (office), 416 558-3858 (mobile) or bob@firsturanium.ca

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

First Uranium Corporation
155 University Avenue, Suite 1240
Toronto, Ontario M5H 3B7

Item 2. Date of Material Change

April 21, 2008.

Item 3. News Release

A news release was disseminated over CNW news wire service on April 21, 2008.

Item 4. Summary of Material Change

First Uranium Corporation ("First Uranium" or "the Company") announced that, it will purchase and install an "off the shelf" acid plant to produce sulphuric acid to reduce the future costs and secure supply of acid required for its two uranium and gold mining projects in South Africa, the underground Ezulwini Mine ("Ezulwini") and the Mine Waste Solutions tailings recovery project ("MWS"). At a projected cost of $124 million, the acid plant will be installed at MWS, located in the Western portion of the Witwatersrand Basin approximately 160 kilometres South-West of Johannesburg. Based on an analysis of pyrite feed-stock potential from the MWS tailings dams, a preliminary technical assessment and a recent market analysis, the Company expects that it will take 19 months to procure and commission the acid plant with anticipated production beginning in January 2010. The company has secured its initial requirements for sulphuric acid in a market where acid supplies remain very tight. The company anticipates significant acid price increases that are expected to continue in the medium term, as acid prices are closely related to the market for sulphur which is also indicating tight supply and significant price increases.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

See attached news release.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Executive Officer

For further information:

First Uranium Corporation:

Gordon T. Miller
President & Chief Executive Officer
Tel.: 416-342-5640

Bob Tait
VP Investor Relations
Tel: 416-558-3858

Item 9. Date of Report

April 29, 2008

first Uranium

First Uranium Corporation

NEWS RELEASE – April 21, 2008

FIRST URANIUM TO BUILD ACID PLANT TO SECURE FUTURE SUPPLY OF SULPHURIC ACID FOR ITS URANIUM PLANTS AT REDUCED COSTS

All amounts are in US dollars unless otherwise noted.

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Company") today announced that, it will purchase and install an "off the shelf" acid plant to produce sulphuric acid to reduce the future costs and secure supply of acid required for its two uranium and gold mining projects in South Africa, the underground Ezulwini Mine ("Ezulwini") and the Mine Waste Solutions tailings recovery project ("MWS"). At a projected cost of $124 million, the acid plant will be installed at MWS, located in the Western portion of the Witwatersrand Basin approximately 160 kilometres South-West of Johannesburg. Based on an analysis of pyrite feed-stock potential from the MWS tailings dams, a preliminary technical assessment and a recent market analysis, the Company expects that it will take 19 months to procure and commission the acid plant with anticipated production beginning in January 2010. The company has secured its initial requirements for sulphuric acid in a market where acid supplies remain very tight. The company anticipates significant acid price increases that are expected to continue in the medium term, as acid prices are closely related to the market for sulphur which is also indicating tight supply and significant price increases.

RATIONALE

Reduced availability of electrical power in South Africa has caused cutbacks in the operation of smelters and other facilities that produce sulphuric acid as a byproduct. The reduced supply of acid, increases in the cost of elemental sulphur (which is used to produce acid) and increased demand for acid in the base metal sector and for fertilizer production have led to rapidly increasing global acid prices. The Company has assessed and confirmed the economic viability of constructing an acid plant to provide the required sulphuric acid for its operations to mitigate the effects of supply constraints and rapidly rising costs for acid.

Graph 1: SULPHUR SPOT PRICE COMPARISON



Sulphur Spot Price (Historical to Date)
700
600
500
400
300
200
100
0
$ per tonne fob bulk
Jan-05
Jan-06
Jan-07
Jan-08
fob Vancouver
cfr India

Notes for the Graph 1 and Tables 1 and 2:

1) 'fob' means "free on board" and indicates that the quoted price includes the cost of loading the goods into transport vessels at the specified location
2) 'cfr' means "cost and freight" and indicates that the cost of the goods and freight charges are included in the quoted price; while the buyer arranges for and pays insurance
3) as South Africa is a net importer of sulphur, local suppliers practice import parity pricing with industry recognized benchmark prices as shown

The long-term global outlook for the sulphuric acid ("H_2SO_4") market is based upon information from sulphur industry research and is primarily driven by the spot price for sulphur.

Table 1: INTERNATIONAL ACID PRICE FORECAST

	2008 $/tonne	2009e $/tonne	2010 – 2015e $/tonne	2015-2020e $/tonne
Tampa (cfr) consumer	250	175	80	80
Houston (fob)	260	175	80	80
Average H_2SO_4 price	265	175	80	80

The forecast acid prices exclude the $90 per tonne cost of transport from the South African port of entry to the Company's mining operations. Due to new uranium mining activity in this region, there is increasing local demand for sulphuric acid. This demand can only begin to normalize once additional acid plants have been commissioned.

Table 2: DELIVERED ACID PRICE FORECAST

Forecast	2008 $/tonne	2009e $/tonne	2010 – 2014e $/tonne	2014-2020e $/tonne
Average international H_2SO_4 price -- fob Richards Bay, South Africa	260	175	80	80
Transport	90[1]	90[1]	90[1]	15[2]
Total cost modeled	350	265	170	95

Notes:

1) Transport costs ex Richards Bay, South Africa
2) Assumes that enough local acid production will have started up by 2014 to reduce transport costs

Future price projections in South Africa, which indicate sulphuric acid costs ranging between US$330 and US$600 per tonne, have not taken into consideration acid demand at new mining projects, such as MWS, which will come on stream in the near term and approximately represent an additional15% of current market acid supply.

Even assuming more conservative increases in acid costs, the Company expects that its investment of $124 million in an acid plant, on its own, will have an internal rate of return ("IRR") of 6%, an NPV of $28 million and a payback of 11 years. The low-cost acid produced by this plant will improve NPV at Ezulwini and MWS as sulphur will be sourced from current operations at no cost.

THE ACID PLANT BUSINESS MODEL

Once the acid plant is completed, the Company will direct all of the pyrite currently produced as waste at the MWS tailings plant to the acid plant for the production of sulphuric acid, which will eliminate the need to source acid from third-party vendors. Since the planned production of the acid would be more than sufficient to supply both Ezulwini's and MWS's projected acid requirements, excess acid could be sold into the market at the then prevailing market rates. In addition, as the production of acid in the plant will be an exothermic reaction, there is the opportunity to generate a by-product of approximately four megawatts of power, which will be available to augment the power supply to Ezulwini and MWS.

"We are in a fortunate position to have access to pyrite which is currently being discarded as a waste product after we have removed the gold from the pyrite flotation concentrate at MWS," added Gordon Miller, President and CEO of First Uranium. "While we believe that we have dealt with the current electrical power supply issues in a satisfactory way, it is but one of the important issues facing mining companies today. Consistent and reasonably priced acid supply is a fundamental requirement for our operations and the decision to build an acid plant will not only secure supply and protect us from rampant acid price inflation, it will also assist with future power requirements,"

ACID PLANT

The technical parameters used for this economic assessment are based upon test work and a preliminary assessment that has been conducted by MDM Engineering (Pty) Ltd during the past five months. The specification and procurement study is expected to be concluded within eight weeks. Of potential benefit to the installation of an acid plant is the fact that Simmer & Jack Mines, Limited, First Uranium's parent company, holds an existing license to produce acid at their Buffelsfontein Gold Mine under their Old Order Mining Right, which is in the process of being converted to a New Order Mining Right.

Table 3: PROJECT SPECIFICATIONS AND ECONOMICS FOR A 600 TONNE-PER-DAY ACID PLANT

Description	Amount	Unit
Tonnes of sulphur required per month	6,200	tonnes per month
Tonnes of tailings concentrate (pyrite) required per month	24,000	tonnes per month
Tonnes of acid produced per month	18,000	tonnes per month
Total capital	124	$ millions
Total capital cost per total tonne of acid produced	31	$/tonne
Operating cost of acid plant per tonne of acid produced	14	$/tonne
Revenue per tonne of acid charged to Ezulwini and MWS	51	$/tonne
IRR	6%	%
Long-term acid market price assumed for acid plant economics	95	$/tonne
Payback	11	years
NPV	28	$ millions

A standard plant with a sulphuric acid capacity of 600 tonnes per day has been chosen as the preferred size specification, which is more than sufficient to meet the Company's planned acid requirements. In addition, the plant would have the flexibility to adjust the process to achieve the desired sulphuric acid production regardless of the pyrite content in the tailings, which will allow the Company to fulfill its sulphuric acid requirements despite variances in the pyrite content from one tailings dam to the next.

The Company expects there to be a healthy market into which it should be able to sell any excess acid production.

Based on the current price projections for sulphuric acid, the Company expects the acid plant to operate at an incremental cost of approximately $14 per tonne of acid, which will be reduced by credits received for the plant's by-product of electrical power discussed on page 3. The financial impact of the acid plant has been factored in the cash flow analysis below.

BENEFIT TO THE COMPANY'S MWS AND EZULWINI PROJECTS

The incremental benefits to the Company's MWS and Ezulwini projects are tabled below and also reflect the required investment in electrical power generation (announced in a separate release dated April 18, 2008), the rising costs of Eskom-supplied power in future years, the construction of an acid plant, the Company's current assumptions for the projects prices of uranium and gold and the projected currency exchange rate of the South African rand and the US dollar.

Table 4: ACID PRICES AT MWS

Description	MWS			
	November 2007[1]	April 2008 Power & Own Acid	April 2008 Acid Exposed Conservative case	April 2008 Acid Market Downside case
Average H_2SO_4 price ($/tonne)	60	73.4[2]	114.6[3]	168.3[4]
Operating cost ($/tonne)	2.5	2.9	3.2	3.4
NPV ($ millions)	505	419	375	347

Notes:

1) The source of the November 2007 data was the 'Technical Report on the Pre-Feasibility of the Buffelsfontein Tailings Recovery Project, located at Stilfontein, North West Province, South Africa'
2) H_2SO_4 : Yr1 $266 / tonne; Yr2 $266 / tonne; Yr3 and beyond $34.2 / tonne
3) H_2SO_4 : Yr1 $266 / tonne; Yr2 $266 / tonne; Yr3 –Yr6 $170 / tonne ; Yr6 and beyond $95 / tonne
4) H_2SO_4 : Yr1 $266 / tonne; Yr2 $266 / tonne; Yr3 and beyond $200 / tonne
5) Average life of mine rate to exchange Rand to US dollars = 7.53
6) Average acid input cost of total operating cost for MWS = 23%
7) Average H_2SO_4 costs are a blend of the cost of contracted acid supply and the cost of the planned acid plant

Table 5: ACID PRICES AT EZULWINI

Description	EZULWINI MINE			
	May 2007[1]	April 2008 Power & Own Acid	April 2008 Acid Exposed Conservative case	April 2008 Acid Market Downside case
Average H_2SO_4 price ($/tonne)	60	105[2]	168[3]	240.5[4]
Operating cost ($/tonne)	55.6	73.35	74.3	75.4
NPV ($ millions)	332	667	655	643

Notes :

1) The source of the May 2007 data was the 'Technical Report on the Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa'
2) H_2SO_4 : Yr1 $565 / tonne; Yr2 $565 / tonne; Yr3 and beyond $47.5 / tonne
3) H_2SO_4 : Yr1 $565 / tonne; Yr2 $565 / tonne; Yr3 –Yr6 $ 170 / tonne ; Yr6 and beyond $95 / tonne
4) H_2SO_4 : Yr1 $565 / tonne; Yr2 $565 / tonne; Yr3 and beyond $200 / tonne
5) Average life of mine rate to exchange Rand to US dollars = 7.53
6) Average acid input cost of total operating cost for Ezulwini = 2.5%
7) Average H_2SO_4 costs are a blend of the cost of contracted acid supply and the cost of the planned acid plant

Table 6: ACID PLANT ECONOMIC ASSUMPTIONS AND VALUATION

ECONOMIC ASSUMPTIONS	Unit	Mar 2011	Mar 2012	Mar 2013	Mar 2014	Beyond Mar 2014
Currency exchange rate	(ZAR/$US)	7.50	7.45	7.57	7.57	7.57
Sulphuric acid price (Market Outlook)	$/tonne	170	170	170	170	95
Sulphuric acid price (Market High Case)	$/tonne	200	200	200	200	200

PRELIMINARY ASSESSMENT VALUATION	Unit	Market Outlook	Market High Case
NPV	$ millions	28	75
IRR	%	6%	13%

"We decided, with the full support of our Board, that, given our uranium price, gold price and exchange rate assumptions, our Ezulwini Mine and Mine Waste Solutions were robust enough projects to support our decision to supply our own electrical power generating capacity and invest in the business of producing sulphuric acid," added Mr. Miller. "Our analysis of our peak funding requirements, taking into account the construction of new acid and power plants suggests that we would be required to draw down on a credit facility, on a short-term basis, from April 2009, until sales of gold and uranium increase to completely offset our capital needs. With gold prices at or above $900 per ounce, revenue from our near- to medium-term gold production may mitigate any needs to raise any other forms of capital."

Technical Disclosure

Historical technical disclosure in this new release relating to the Mine Waste Solutions tailings recovery project ("MWS" and formerly named the Buffelsfontein tailings recovery project) was extracted from a technical report entitled "Technical Report – Pre-Feasibility of the Buffelsfontein Tailings Recovery Project, located in Stilfontein, North West Province, Republic of South Africa" submitted on November 1, 2007, and was prepared by Daan van Heerden, B.Sc., M.Comm., Charles Muller, B.Sc, Pr.Sci.Nat, and Johan Odendaal, B.Sc., M.Sc., Pr.Sci.Nat all of Minxcon Pty Ltd. ("Minxcon"), Treavor Pearton, B.Sc Eng PhD, FGSA and Mike Valenta, Pr Eng, B.Sc., of Metallicon Process Consulting (Pty) Ltd. ("Metallicon') each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium.

Historical technical information is this news release relating to the Ezulwini Mine is extracted from a technical report entitled "Technical Report - Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa" originally submitted on November 8, 2006, revised on December 5, 2006, January 31, 2007 and May 9, 2007 prepared in accordance with NI 43-101 by R. Dennis Bergen, P.Eng and Wayne Valliant P.Geo of Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium.

The disclosure contained in this news release relevant to their respective contributions to Ezulwini, MWS and the acid plant has been reviewed and approved by Messrs. Bergen, van Heerden, Muller, Odendaal, Pearton, Valliant and Valenta.

The economic analysis contained in this news release is contained in a the above technical reports and is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no

certainty that the reserves development, production and economic forecasts on which the preliminary assessment contained in the technical reports is based, will be realized.

Cautionary Language Regarding Forward-Looking Information

This news release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the availability of electrical power, the planned addition of owner-operated power generation, price of electrical power and sulphuric acid, the estimation of mineral resources and reserves, the realization of estimated pyrite content in the MWS tailings dams, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, availability of financing on acceptable terms, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "goal", "objective", "plans", "expects" or "does not expect", "is expected", "projected", "assumed", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, availability of equipment, materials and fuel, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold, to price of electrical power and sulphuric acid. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Company's expectations as of the date of this news release; (ii) actual results may differ materially from the Company's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Company cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) consistent supply of sufficient power will be available to develop and operate the projects as planned; (ii) approvals to transfer or grant, as the case may be, mining rights will be obtained; (iii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iv) mineral resource estimates are accurate; (v) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (vi) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Company and their investment in the Company's common shares to a sufficient level to continue to support the Company's compliance with 2014 BEE requirements; and (viii) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

Conference Call
First Uranium will conduct a conference call with investors to discuss the information in this news release at 10:00 a.m. local Toronto time and 4:00 p.m. local Johannesburg time on Monday, April 21, 2007. The conference call will be available simultaneously to all interested investors and news media.

Callers may dial 1 800 319-4610 (Canada and the US) or 0800 200 648 (South Africa). Callers from other international locations may call +1 604 638-5340 (Canada) or +27 11 535 3600 (South Africa). The call will be webcast at http://services.choruscall.com/links/firsturanium080421.html and an archive will be available through the same link shortly after the live event for 90 days.

A replay of the conference call will be available for 30 days. To access the replay, callers may dial 1 800 319-6413 (Canada and the US). Callers from other international locations may access the replay by dialing +27 11 305 2030 (South Africa) or +1 604 638-9010 (Canada). Access to the replay will require the code 2128, followed by #.

About First Uranium Corporation
First Uranium Corporation (TSX:FIU, JSE:FUM) is focused on the development of its South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and underground development of the Ezulwini Mine and the expansion of the Mine Waste Solutions tailings recovery facility. First Uranium also plans to grow production by pursuing value-enhancing acquisition and joint venture opportunities in South Africa and elsewhere.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations
at 416 342-5639 (office), 416 558-3858 (mobile) or bob@firsturanium.ca

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. <u>Name and Address of Company</u>

First Uranium Corporation
155 University Avenue, Suite 1240
Toronto, Ontario M5H 3B7

Item 2. <u>Date of Material Change</u>

February 11, 2008.

Item 3. <u>News Release</u>

A news release was disseminated over CNW news wire service on February 14, 2008.

Item 4. <u>Summary of Material Change</u>

First Uranium Corporation (the "Corporation") announced that Mr. Jim Fisher moves to Executive Vice President, Corporate Development from his position as Chief Operating Officer and will based in the office of the Corporation in Toronto, Ontario, Canada. The Corporation also announced the appointment of Syd Caddy as Executive Vice President and Chief Operating Officer.

Item 5. <u>Full Description of Material Change</u>

5.1 Full Description of Material Change

See attached news release.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. <u>Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102</u>

N/A

Item 7. <u>Omitted Information</u>

N/A

Item 8. **Executive Officer**

For further information:

First Uranium Corporation:

Gordon T. Miller
President & Chief Executive Officer
Tel.: 416-342-5640

Bob Tait
VP Investor Relations
Tel: 416-558 3858

Item 9. **Date of Report**

February 25, 2008

first Uranium

FIRST URANIUM CORPORATION

NEWS RELEASE - February 14, 2008

MANAGEMENT CHANGES TO POSITION FIRST URANIUM FOR FUTURE GROWTH

Toronto, Ontario and Johannesburg, South Africa – (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) First Uranium Corporation ("First Uranium" or "the Company") today announced several management changes and new appointments that it believes will best allocate the experience and strengths of its management team and position the Company for future growth.

- Jim Fisher, moves to Executive Vice President, Corporate Development in the Company's Toronto office from his current position as Chief Operating Officer
- Syd Caddy, joins the Company from Simmer and Jack Mines Limited as Executive Vice President and Chief Operating Officer, responsible for all of the Company's operating and exploration activities
- Wouter de Vos joins the Company as General Manager of the Ezulwini Mine, an underground uranium and gold mine
- John Gould, joins the Company as Vice President Exploration and Business Development responsible for all of the Company's exploration, technical services and growth projects and will report to Syd Caddy
- Scot Sobey, VP Business Development will continue to focus on the Company's South African and global growth initiatives, working closely with Jim Fisher
- Barry Smit, joins the Company as Consulting Mining Engineer and will focus on the Company's expansion project at the Ezulwini Mine

"It has always been part of First Uranium's vision to grow production by pursuing acquisition and joint venture opportunities," said Gordon Miller, President and CEO of First Uranium. "While there is still plenty of opportunity to grow the number and scope of our projects within southern Africa, some of the world's best mines with the lowest operational risks have been developed in the Americas. This move puts Jim Fisher and all of his experience in the optimum locale to find those kinds of projects for our shareholders."

Mr. Miller added, "We are fortunate to have quality individuals such as Syd Caddy, Wouter de Vos, John Gould and Barry Smit join the Company and lend their vast experience to our project development and future strategies."

In a separate development, Chopper Van der Bijl, age 61, has retired from his position as General Manager, Ezulwini Mining Company. Of Mr. Van der Bijl, Gordon Miller said, "I am greatly indebted to his contributions to the building of the Ezulwini Mine as an operation of great substance. I am obviously disappointed to lose someone of Chopper's experience and abilities, but respect his decision to leave First Uranium at this point in his life." Wouter de Vos, will assume the role of General Manager of the Ezulwini Mine effective February 25, 2008.

About First Uranium Corporation
First Uranium is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations at 416 558-3858 or
bob@firsturanium.com

First Uranium management affected by recent changes:

Jim Fisher serves as First Uranium's Executive Vice President, Corporate Development and Chief Operating Officer and as a director of the First Uranium Board. Mr. Fisher has 28 years' experience in the Southern African mining industry, including nine years on the Zambian copper belt and the rest in South Africa. Since February 2006 Mr. Fisher held various senior positions within First Uranium, including serving as the Company's initial Chief Operating Officer until February 2008 and prior to that as Chief Executive Officer of FUSA. From September 2001 to February 2006, Mr. Fisher provided consulting services on a number of mining and other projects, including metallurgical consulting services to Simmer and Jack Mines Limited. From April 1999 to September 2001, Mr. Fisher served as the Business Manager for the PDWA JV where his duties encompassed strategy and organizational development, corporate and public relations as well as the definition of and implementation of the information technology and remuneration strategy. Mr. Fisher ran the Cooke uranium plant from 1987 to 1989 as well as the Western Areas North Shaft (now Ezulwini) from 1991 to 1994. Mr. Fisher is a Chartered Engineer, a fellow of The Institute of Materials, Minerals and Mining, a member of the South African Institute of Mining and Metallurgy, a member and past President of the Mine Metallurgical Managers Association of South Africa.

Syd Caddy serves as First Uranium's Executive Vice President and Chief Operating Officer. He has over 31 years' experience in the mining industry having managed his first mine at the age of 25 when he was appointed mine manager of Union Tin Mines. He was also instrumental in the start-up commissioning and running of Black Mountain Minerals for seven years. This was followed by a career on some of South Africa's best-known gold mines including general manager of Kloof Gold Mine where he oversaw the design and construction of the new Number 4 Shaft complex. Mr. Caddy also managed West Driefontein Gold Mine between 1992 and 1995, before joining JCI Limited in 1996 as consulting engineer responsible for management and control of HJ Joel Gold Mining Company, Western Areas, Randfontein Estates and Prestea Gold Mining Company. He served as Executive New Business for Simmer and Jack Mines Limited from October 2007 until March 2008. A Registered Professional Engineer with the Engineering Council of South Africa and a Fellow of the South African Institute of Mining and Metallurgy and the Australian Institute of Mining and Metallurgy, he is also Past President of the Association of Mine Managers of South Africa.

Wouter de Vos serves as General Manager at First Uranium's Ezulwini Mine. Mr. de Vos brings 30 years of mining experience to this position. From March 2006 to February 2008, Mr. de Vos was the General Manager of the Buffelsfontein Gold Mine owned and operated by Simmer and Jack Gold Mines. Previously he worked for consulting engineers and project managers Read, Swatman and Voigt (Pty) Ltd as Project Manager from 2005 to 2006 and as Construction Manger from 2002 to 2003. Mr. de Vos has held positions of increasing responsibility at several mining companies throughout his career including Messina Platinum Mines Limited (S.P.C.) from 2003 to 2005, Placer Dome Western Areas Joint Venture from 1989 to 2001; Consolidated Modderfontein Mine Ltd from 1988 to 1989; and Durban Roodepoort Deep Ltd from 1978 to 1988.

John Gould serves as First Uranium's Vice President, Exploration and Business Development. He has been involved in Witwatersrand-type and Bushveld-type mining operations in South Africa with experience in all aspects of mining including deep and shallow level gold mining operations (Venterspost, East Driefontein, Randfontein Estates, Joel Gold Mine, ERPM, Grootvlei Gold Mine, Harmony and Virginia Gold Mines) as well as experience in the platinum mines (Rustenburg Platinum Mines – Amandelbult Section). Mr. Gould held the positions of Mine Geologist through to Technical Services Manager (including geology, rock mechanics, ventilation, survey, mining, mine planning and sampling), Mine Manager, and Executive Member of local mining companies and until October 2007, Managing Director for a developing junior. He has been involved with Gold Fields of South Africa, Johannesburg Consolidated Investment Company, Harmony Gold Mine and finally Platinum Group Metals Limited. Until October 2007, John Gould headed up the South African operations for Platinum Group Metals and was

responsible for the development, market position and technical performance of the company. Mr. Gould has also played a leading role in the development and support of South Africa's Mineral Resources and Petroleum Development Act. He was invited to accompany the Honorable Minister Sonjica on her world tour to the major institutions throughout the USA, Canada, Europe and Britain.

Scot Sobey serves as First Uranium's Vice President, Business Development. Mr. Sobey's background lies in management consulting and project management, having spent 4 years with Gemini Consulting, followed by 2 years with PSP Icon. Mr. Sobey has developed extensive expertise in large-scale turnaround and transformation projects spanning the financial services, courier and freight, telecommunications, electricity and mining industries. From October 2005, Mr. Sobey jointly project managed (in conjunction with key leadership from Simmer and Jack Mines Limited) the start up of the Buffelsfontein Gold Mine formerly known as DRD Gold's North West Operations. Most recently, Mr Sobey formed an integral part of First Uranium's Offering team.

Barry Smit serves as First Uranium's Consulting Mining Engineer for the Corporation's Ezulwini Mine. He has 28 years of experience in the platinum, gold and construction industries, where he was responsible for design, construction, project management and operations. Mr. Smit is a mining engineer, with further studies in project management as well as in environmental and business risk management. He has led several technical forums for the mining industry at CSIR Miningtek, developing technical solutions for the South African mining industry.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. **Name and Address of Company**

First Uranium Corporation
155 University Avenue, Suite 1240
Toronto, Ontario M5H 3B7

Item 2. **Date of Material Change**

February 1, 2008.

Item 3. **News Release**

A news release was disseminated over CNW news wire service on February 1, 2008.

Item 4. **Summary of Material Change**

First Uranium Corporation (the "Company") confirmed that South Africa's national power utility, Eskom, has authorized the Company to immediately increase electricity load at its operations from 80% to 90% in a gradual ramp up. Eskom also informed the Company that this authorization could be withdrawn at a later date, as national electricity supply is still tight.

Item 5. **Full Description of Material Change**

5.1 Full Description of Material Change

The Company confirmed that South Africa's national power utility, Eskom, has authorized the Company to immediately increase electricity load at its operations from 80% to 90% in a gradual ramp up. Eskom also informed the Company that this authorization could be withdrawn at a later date, as national electricity supply is still tight.

An update regarding the effect of the power constraints on the Company's operations will be issued as soon as more information becomes available.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. Executive Officer

For further information:

First Uranium Corporation:

Gordon T. Miller
President & Chief Executive Officer
Tel.: +27 11 830 0390

Bob Tait
VP Investor Relations
Tel: 416-558 3858

Item 9. Date of Report

February 11, 2008

This document may contain or refer to forward-looking information based on current expectations. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

First Uranium Corporation
155 University Avenue, Suite 1240
Toronto, Ontario M5H 3B7

Item 2. Date of Material Change

January 30, 2008.

Item 3. News Release

A news release was disseminated over CNW news wire service on January 30, 2008.

Item 4. Summary of Material Change

First Uranium Corporation ("First Uranium" or "the Company") was today advised by Eskom, South Africa's national power utility that, effective immediately, energy usage at all mining operations could be resumed to a maximum of 80% of their average power load requirements. The restriction, imposed as part of the current phase of dealing with the national energy crisis which began on January 25, is expected to be relaxed to allow use of 90% of the Company's power load requirements on Thursday, January 31, 2008. To ensure the continued safety of our miners, operating activities will be gradually ramped up to the permitted levels.

The Company's Ezulwini Mine, an underground uranium and gold mine, is the only First Uranium operation impacted as a result of this phase of the power crisis. Given its relatively low power requirements, the tailings recovery operation at Mine Waste Solutions ("formerly Buffelsfontein Tailings Recovery Project) have been unaffected by the power cuts.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The Company was today advised by Eskom, South Africa's national power utility that, effective immediately, energy usage at all mining operations could be resumed to a maximum of 80% of their average power load requirements. The restriction, imposed as part of the current phase of dealing with the national energy crisis which began on January 25, is expected to be relaxed to allow use of 90% of the Company's power load requirements on Thursday, January 31, 2008. To ensure the continued safety of our miners, operating activities will be gradually ramped up to the permitted levels.

The Company's Ezulwini Mine, an underground uranium and gold mine, is the only First Uranium operation impacted as a result of this phase of the power crisis. Given its relatively low power requirements, the tailings recovery operation at Mine Waste Solutions ("formerly Buffelsfontein Tailings Recovery Project) have been unaffected by the power cuts.

At the Ezulwini Mine, which is in a relatively early stage of development, normal weekly operations are comprised of three days of mining and four days of shaft rehabilitation. In the interests of health and safety, the Company temporarily suspended mining operations.

First Uranium estimates that during the quarter, every day of operations being shut down would result in the loss of approximately 888 tonnes of ore processed or approximately 170 ounces of gold production. Thus far, only three days of production have been lost. Rehabilitation of the Ezulwini Mine shaft has not been interrupted. The Company believes that this lost production can be made up once the shaft rehabilitation work is complete.

The neighbouring third-party plant that toll-mills gold ore for First Uranium has suspended toll milling for the Ezulwini Mine as a result of its energy usage restrictions, and it is not clear when this will resume, if at all. Should the toll-milling plant's energy reduction plan cause toll milling to be suspended indefinitely, the Ezulwini Mine would stockpile ore until its own gold plant is commissioned in April 2008.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. <u>Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102</u>

N/A

Item 7. <u>Omitted Information</u>

N/A

Item 8. <u>Executive Officer</u>

For further information:

First Uranium Corporation:

Gordon T. Miller	Bob Tait
President & Chief Executive Officer	VP Investor Relations
Tel.: +27 11 830 0390	Tel: 416-558 3858

Item 9. <u>Date of Report</u>

February 4, 2008

This document may contain or refer to forward-looking information based on current expectations. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

First Uranium Corporation
155 University Avenue, Suite 1240
Toronto, Ontario M5H 3B7

Item 2. Date of Material Change

January 25, 2008.

Item 3. News Release

A news release was disseminated over CNW news wire service on January 28, 2008.

Item 4. Summary of Material Change

First Uranium Corporation ("First Uranium" or "the Company") was advised on Friday, January 25, 2008 by South Africa's national power utility that electric power could not be guaranteed to any of South Africa's mining operations.

In the interests of health and safety, the Company temporarily suspended operations at the Ezulwini Mine. Limited operations (shaft rehabilitation, ventilation and water pumping) at Ezulwini were continued through the suspension period and are expected to be ongoing. At this startup stage for the Ezulwini Mine, it is estimated that for every operation day lost during the quarter ending March 31, 2008, First Uranium would expect to lose an average of 888 tonnes of ore processed and approximately 170 ounces of gold produced. Given their relatively low power requirements, the tailings recovery operations at Mine Waste Solutions have been unaffected by the power cuts.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The Company was advised on Friday, January 25, 2008 by South Africa's national power utility that electric power could not be guaranteed to any of South Africa's mining operations.

In the interests of health and safety, the Company temporarily suspended operations at the Ezulwini Mine. Limited operations (shaft rehabilitation, ventilation and water pumping) at Ezulwini were continued through the suspension period and are expected to be ongoing. At this startup stage for the Ezulwini Mine, it is estimated that for every operation day lost during the quarter ending March 31, 2008, First Uranium would expect to lose an average of 888 tonnes of ore processed and approximately 170 ounces of gold produced. Given their relatively low power requirements, the tailings recovery operations at Mine Waste Solutions have been unaffected by the power cuts.

President and CEO of First Uranium, Gordon Miller said, "First Uranium, together with the mining industry, is currently working with South Africa's national power utility to minimize the long-term impact of the power cuts on its South African operations. Indications are that the power disruptions are temporary and that normal supplies may resume in the near future."

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Executive Officer

For further information:

First Uranium Corporation:

Gordon T. Miller	Bob Tait
President & Chief Executive Officer	VP Investor Relations
Tel.: +27 11 830 0390	Tel: 416-558 3858

Item 9. Date of Report

February 4, 2008

This document may contain or refer to forward-looking information based on current expectations. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. **Name and Address of Company**

First Uranium Corporation
155 University Avenue, Suite 1240
Toronto, Ontario M5H 3B7

Item 2. **Date of Material Change**

January 21, 2008.

Item 3. **News Release**

A news release attached hereto was disseminated over through CNW news wire service on January 21, 2008.

Item 4. **Summary of Material Change**

First Uranium Corporation ("First Uranium" or the "Corporation") announced its production results for the fiscal quarter ended December 31, 2007 ("Q3 2008"). First Uranium began production at its tailings recovery project at Mine Waste Solutions and its Ezulwini Mine in June 2007 and October 2007, respectively. During Q3 2008 the Corporation processed 28,000 tonnes of underground ore from the Ezulwini Mine and 832,000 tonnes of reclaimed tailings from MWS to produce a total of 12,412 ounces of gold.

Item 5. **Full Description of Material Change**

5.1 Full Description of Material Change

The material change is fully described in the press release attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. Executive Officer

For further information:

First Uranium Corporation:

Gordon T. Miller	Bob Tait
President & Chief Executive Officer	VP Investor Relations
Tel.: +27 11 830 0390	Tel: 416-558 3858

Item 9. Date of Report

January 29, 2008

first Uranium

FIRST URANIUM CORPORATION

NEWS RELEASE – January 21, 2007

FIRST URANIUM PRODUCTION UPDATE FOR THE THIRD QUARTER ENDED DECEMBER 31, 2007

Toronto, Ontario – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Corporation") today announced its production results for the fiscal quarter ended December 31, 2007 ("Q3 2008"). First Uranium began production at its tailings recovery project at Mine Waste Solutions ("MWS") and its underground Ezulwini Mine ("Ezulwini") in June 2007 and October 2007 respectively. During the Corporation's third quarter which ended December 31, 2007 the Corporation processed 28,000 tonnes of underground ore from Ezulwini and 832,000 tonnes of reclaimed tailings from MWS to produce a total of 12,412 ounces of gold.

"Our mine plan development program entered a new phase during the quarter when we started producing gold from Ezulwini and started up the initial long-life tailings reclamation installation at MWS," said Gordon Miller, President and Chief Executive Officer of First Uranium. "Both of our operations are now mining gold and uranium and the recovery of uranium from ore is on schedule to start at Ezulwini in June 2008 and at MWS in November 2008."

Ezulwini Mine

Production summary

	Plan	Actual
Ore toll-treated (tonnes)	30,000	28,000
Average recovery grade (grams/tonne)	6.3	5.6
Gold produced (ounces)	6,076	5,055
Ore stockpiled at end of period (tonnes)		142,504

Although the build-up of production at Ezulwini during the first two months of the quarter was negatively influenced by lower than planned grades. This was more than offset in December, when Ezulwini's production exceeded the planned rate due to higher than expected grades. The gold production ramp up is expected to continue as previously forecasted for the coming quarter.

Mine Waste Solutions tailings recovery project ("MWS")

Production Summary

	Plan	Actual
Tailings reclaimed (tonnes per day)	16,304	9,043
Average recovery grade (grams/tonne)	0.234	0.275
Gold produced (ounces)	11,284	7,357

Production for the quarter was negatively affected at MWS by the transition of tailings reclamation from the depleted Stilfontein No. 2 tailings dam due to the commissioning of the production infrastructure at the Buffelsfontein No. 2 tailings dam. The project to construct the initial long-life pump station and 10.5-kilometre pipeline was initiated in June 2007 and was originally scheduled to be completed by the end of October 2007. The project was delayed due to late delivery of slurry pumps and the heavy rains that fell during October that made construction difficult. The new production facility was commissioned on December 18, 2007 and is planned to have a production life of 18 years based on current reserves.

The initial train of pumps located at Buffelsfontein No. 2 tailings dam is achieving designed performance throughput, despite having a low utilization of 75% during the quarter while the second train of standby pumps was being installed. Once the second train of standby pumps is commissioned during February 2008, the utilization is expected to increase to 95%, which will sustain production at or better than the planned 20,800 tonnes per day production rate. Despite lower than planned utilization, production rates are currently being sustained at 20,000 tonnes per day.

The initial grades mined from the Buffelsfontein No.2 tailings dam are in line with the resource estimates for the initial mining benches and the gold plant is achieving slightly better than planned recoveries for production from this newly commissioned resource.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations at 416 558-3858 or
bob@firsturanium.com

This news release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", "likely", "believes" or "goal" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) actual results may differ materially from the Corporation's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (ii) the Corporation cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) approvals to transfer or grant, as the case may be, mining rights will be obtained; (ii) mineral resource and reserve estimates are accurate; (iii) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (iv) that labour, materials and equipment will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (v) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Corporation and their investment in the Corporation's common shares to a sufficient level to continue to support the Corporation's compliance with 2014 BEE requirements; and (vi) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

All of the forward-looking statements made in this news release are qualified by these cautionary statements, those made in the "Risks and Uncertainties" section of our Management's Discussion and Analysis, and those made in the "Risk Factors" section of our most recent Annual Information Form and other filings with the securities regulators of Canada.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

First Uranium Corporation
155 University Avenue, Suite 1240
Toronto, Ontario M5H 3B7

Item 2. Date of Material Change

December 19, 2007.

Item 3. News Release

A news release attached hereto was disseminated over through CNW news wire service on December 19, 2007.

Item 4. Summary of Material Change

First Uranium Corporation ("the Corporation") announced the results of its pre-feasibility study (the "Buffels Report") on its Buffelsfontein Tailings Recovery Project (the "Project") in South Africa. Based on the Buffels Report, which was prepared by Minxcon Pty. Ltd., First Uranium intends to immediately start construction for the expansion of the existing gold plant and the initial modules of a new uranium plant at the Project, with commissioning expected in November 2008.

The most significant changes identified in the Buffels Report from the previously announced May 22, 2007 preliminary assessment report for the Project, in order of their impact on the economics of the Project, are:

- a decision to increase price assumptions for gold and uranium;
- an increase in the capital investment in the Project due to the escalation in the cost of construction materials and the expanded scope of the Project;
- a decision to implement an atmospheric leach process in the initial year of operation and a subsequent change to a pressure leach process that is expected to yield higher recovery rates and boost production;
- an increase in the recovery rate of uranium in the flotation process;
- the conversion of the Project's mineral resources to mineral reserves.

More detailed information and the impact of the changes is summarized in the attached news release.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The material change is fully described in the press release attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Executive Officer

For further information:

First Uranium Corporation:

Gordon T. Miller
President and Chief Executive Officer
Tel.: +27 11 830 0390

Bob Tait
VP Investor Relations
Tel: 416-558 3858

Item 9. Date of Report

December 24, 2007.

first Uranium

First Uranium Corporation

NEWS RELEASE – December 19, 2007

FIRST URANIUM ANNOUNCES RESULTS OF PRE-FEASIBILITY STUDY FOR THE BUFFELSFONTEIN TAILINGS RECOVERY PROJECT

All amounts are in US dollars unless otherwise noted.

NPV increases by 71% to $505 million – IRR increases from 69% to 151%

Toronto, Ontario – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Corporation") today announced the results of its pre-feasibility study (the "Buffels Report") on its Buffelsfontein Tailings Recovery Project (the "Project") in South Africa. Based on the Buffels Report, which was prepared by Minxcon Pty. Ltd., First Uranium intends to immediately start construction for the expansion of the existing gold plant and the initial modules of a new uranium plant at the Project, with commissioning expected in November 2008.

The most significant changes identified in the Buffels Report from the previously announced May 22, 2007 preliminary assessment report for the Project, in order of their impact on the economics of the Project, are:

- a decision to increase price assumptions for gold and uranium (see Table 1);
- an increase in the capital investment in the Project due to the escalation in the cost of construction materials and the expanded scope of the Project;
- a decision to implement an atmospheric leach process in the initial year of operation and a subsequent change to a pressure leach process that is expected to yield higher recovery rates and boost production;
- an increase in the recovery rate of uranium in the flotation process;
- the conversion of the Project's mineral resources to mineral reserves (see Tables 3,4 and 5);

The impact of these changes is summarized below (see Table 2).

Table 1: CHANGES TO PROJECT ASSUMPTIONS

Years ending		Unit	Mar 2009	Mar 2010	Mar 2011	Mar 2012	Beyond Mar 2012
Previous May 2007	Gold price	($/oz.)	$500	$500	$500	$500	$500
	Uranium price	($/lb.)	$50	$50	$50	$50	$50
	Exchange rate	(ZAR/$)	7.4	7.4	7.4	7.4	7.4
Current Dec 2007	Gold price	($/oz.)	$737	$734	$683	$627	$635
	Uranium price	($/lb.)	$104	$104	$91	$78	$45
	Exchange rate	(ZAR/$)	7.4	7.4	7.4	7.4	7.4

Note:
The current real term commodity price assumptions are based on the consensus of the nominal forecasts by the investment research analysts at 13 North American-based brokerage firms, adjusted downward by the US inflation rate for the period covering the construction of the Project.

Table 2: SUMMARY OF CHANGES TO BUFFELS PROJECT

	Units of measure	Previous May 2007	Current Dec 2007	Change
Gold Plant				
Design capacity of gold plant:				
Module 1	Tonnes per month	600,000	633,000	6%
Module 2		600,000	650,000	8%
Module 3		600,000	650,000	8%
Total		1,800,000	1,933,000	7%
Average annual gold production	000 oz.	128	126	-2%
Peak annual gold production	000 oz.	165	182	10%
Total LOM[1] gold production	000 oz.	2,054	2,024	-1%
Average LOM[1] gold recovery	%	67.2%	66.0%	-120 bps
Uranium Plant				
Design capacity of uranium plant[2]:				
Module 1	Tonnes per month	60,000	63,000	5%
Module 2		60,000	65,000	8%
Module 3		60,000	65,000	8%
Total		180,000	193,000	7%
Average annual uranium production	000 lb.	922	1,339	45%
Peak annual uranium production	000 lb.	1,595	2,231	44%
Total LOM[1] uranium production	000 lb.	14,748	20,078	36%
Average LOM[1] uranium recovery	%	28.8%	33.0%	420 bps
Financial Measures				
Net present value (NPV)[3]	$millions	295	505	71%
Internal rate of return (IRR)	%	69%	151%	8200 bps
Capital investment	$ millions	148	260	76%
Peak funding	$ millions	83	67	-19%
Life of Mine	Years	16	16	-
Cash cost – gold	$ / oz.	220	264	20%
Cash cost – uranium	$ / lb.	22	24	9%
Total operating cost	$ / tonne	2.55	3.10	22%

Notes:
1. LOM is the abbreviation of 'life of mine'.
2. The tonnes to be processed in the uranium plant are included in, not additional to, the tonnes to be processed in the gold plant.
3. NPV is calculated using an 8% real discount rate.

Schedule for construction
With the acquisition of Mine Waste Solutions ("MWS") effective June 6, 2007, the Project effectively was in operation with a design capacity to process 500,000 tonnes of tailings per month through the gold plant. In September 2007, the Corporation's Board of Directors approved an expansion of the capacity of the gold plant to process 633,000 tonnes of tailings per month. This expansion is expected to be completed by January 2008.

Also in September 2007, the Board of Directors approved the construction of a monitoring station and pipelines to transport the tailings that would be hydraulically mined from the Buffels and Harties tailings dams. The monitoring station and pipelines are now in production.

The further expansion of the MWS gold plant to double its capacity and the construction of the first two modules of the Project's uranium plant are to begin immediately, for commissioning in November 2008. The third and final modules of the gold plant and the uranium plant are to be commissioned in November 2009.

Increase in uranium recovery from the flotation process
First Uranium believes that the effective recovery rate from mill feed to uranium production for the Project will be better than previously determined due to the expected results of further test work. The effective recovery rate is the combination of recoveries in the flotation process and in the plant. The preliminary assessment for the Project published in May 2007, reported a 30% recovery in the flotation process and a 90% recovery in the plant for a blended recovery rate of 27%.

Recent tests lead the Corporation to expect a 36.8% recovery from the flotation process. Plant recovery rates, however, will initially be less than the previously reported 90% rate as management has decided to refine the pressure leach process and intends to commission the first two modules of the uranium plant as planned in November 2008 with an atmospheric leach process. Initially the plant is expected to achieve a yield of 75% using an atmospheric leach process. The economic model in the Buffels Report is based on the assumption that by November 2009 the Corporation will have completed sufficient testing in advance of the implementation of a pressure leach process. Although still in the pre-feasibility stage, the pressure leach process is expected to increase the plant recovery rate back to 90% for an effective recovery rate of 33% and, hence, yield a higher uranium production. The pressure leach process will also contribute an acid by-product for the gold circuit to improve gold recovery.

Earlier plans for the Project to currently be at the feasibility stage are being postponed until further testing of the pressure leach process is completed and land optioning for the farms covering the preferred site for the new tailings dam are concluded.

Conversion of resources to reserves

Recent geological work at the Project, which included drilling 66 new bore holes on the tailings dams and the remodelling of all the dams, increased the level of confidence in the mineral resources. The subsequent conversion of most of the Project's mineral resources to proven and probable reserves resulted in a reduction in the number of tonnes, ounces and pounds on some tailings dams, but this was more than offset by the confirmation of a portion of the Mine Waste Solutions ("MWS") No.5 dam as a proven reserve. Although it was hoped that the conversion of the MWS No. 5 dam would extend the life of the Project, the life of the Project will remain at approximately 16 years due to the higher monthly feed capacity of the gold plant and the changes between the previously stated resources (see Table 3) and the mineral reserves (see Table 5).

Table 3: RESOURCE ESTIMATE (as per the May 22 technical report)

Resource Category			Gold		Uranium	
Place	Dam	Tonnes	Grade	Content	Tonnes	Content
		(millions)	(g/t)	(oz 000s)	(kg/t)	(Mlb)
Measured						
Buffels	2	23.7	0.40	301	0.087	4.54
Buffels	3	29.4	0.35	335	0.103	6.67
Buffels	4	16.4	0.38	202	0.102	3.68
Total Measured		**69.5**	**0.38**	**838**	**0.097**	**14.90**
Indicated						
Buffels	5	45.6	0.21	306	0.062	6.23
Harties	1	92.6	0.32	941	0.061	12.45
Harties	2	35.6	0.31	354	0.058	4.56
Harties	5	23.1	0.31	228	0.053	2.70
Harties	6	14.6	0.22	105	0.059	1.90
MWS	2	2.6	0.45	38	0.080	0.46
MWS	4	14.4	0.29	134	0.140	4.45
Total Indicated		**228.6**	**0.29**	**2,106**	**0.065**	**32.74**
Total Meas. & Indicated		**298.0**	**0.31**	**2,944**	**0.073**	**47.64**
Inferred						
Harties	7	1.7	0.54	30	0.243	0.93
Harties	Flanagan	0.04	0.80	1	0.229	0.02
Harties	Ellaton	1.5	0.52	25	0.087	0.29
Harties	NKGE	0.7	0.41	9	0.158	0.24
MWS	5	60.7	0.29	566	0.093	12.44
Total Inferred		**64.7**	**0.30**	**631**	**0.098**	**13.92**

Notes:

1 CIM definitions were followed for mineral resources.
2 A zero grade cutoff grade was used.
3 Rows and columns may not add exactly due to rounding.
4 Preliminary metallurgical test results indicated that recoveries would be approximately 27% for uranium and 68% for gold.
5 Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Buffels Report includes a new mineral resource estimate that includes mineral reserves as shown below (see Table 4). Unlike underground mines, virtually all of the resources in a tailings recovery operation sit above ground and there is a greater certainty of what can or can not be categorized as reserves.

Table 4: MINERAL RESOURCE ESTIMATE 2007 (includes mineral reserves)

Resource Category			Gold		Uranium	
Place	Dam	Tonnes	Grade	Content	Tonnes	Content
		(millions)	(g/t)	(oz 000s)	(kg/t)	(Mlb)
Measured						
Buffels	2	24.1	0.40	309	0.086	4.58
Buffels	3	24.9	0.35	280	0.099	5.44
Buffels	4	14.1	0.37	170	0.102	3.17
Harties	5	23.9	0.21	163	0.062	3.26
Harties	6	13.3	0.20	85	0.063	1.85
Total Measured		**100.3**	**0.31**	**1,008**	**0.083**	**18.30**
Indicated						
Buffels	5	47.6	0.24	360	0.063	6.62
Harties	1	74.4	0.26	624	0.062	10.17
Harties	2	43.8	0.26	369	0.060	5.79
Harties	7	1.3	0.27	11	0.164	0.46
Harties	NGKE	1.2	0.50	19	0.182	0.47
MWS	2	0.6	0.45	9	0.082	0.11
MWS	4 (Dom 1)	9.7	0.14	43	0.047	1.00
MWS	4 (Dom 2)	17.4	0.28	157	0.133	5.12
MWS	5 Indicated	40.3	0.31	402	0.088	7.81
Total Indicated		**236.3**	**0.26**	**1,993**	**0.072**	**37.55**
Total Meas. & Indicated		**336.6**	**0.28**	**3,001**	**0.075**	**55.85**
Inferred						
Harties	Ellaton	1.3	0.39	16	0.147	0.41
Harties	Flanagan	0.0	-	-	-	-
MWS	5 Inferred	15.2	0.30	146	0.095	3.17
MWS	5 (from 2)	4.7	0.18	26	0.102	1.05
Total Inferred		**21.2**	**0.28**	**188**	**0.099**	**4.63**

Notes:

1. Mineral resources are quoted as in-situ mineral resources.
2. No cutoff grades were applied.
3. Rows and columns may not add exactly due to rounding.
4. Effective date: November 1, 2007.
5. Mineral resources include mineral reserves. Resources which are not reserves do not have demonstrated economic viability.
6. Table reflects depletion of 1.5 million tonnes from July through October 2007 for MWS No. 2 Dam.

Previously no reserves were estimated for the Project. Subsequent to the drilling and metallurgical test work that has been conducted on the dams and the completion of the Buffels Report, the following mineral reserves have been signed off.

Table 5: MINERAL RESERVE ESTIMATE 2007

Reserve Classification			Gold		Uranium	
Place	Dam	Tonnes	Grade	Content	Tonnes	Content
		(millions)	(g/t)	(oz 000s)	(kg/t)	(Mlb)
Proven						
Buffels	2	24.1	0.40	309	0.086	4.58
Buffels	3	24.9	0.35	280	0.099	5.44
Buffels	4	14.1	0.37	170	0.102	3.17
Harties	5	23.9	0.21	163	0.062	3.26
Harties	6	13.3	0.20	85	0.063	1.85
Total Proven		**100.3**	**0.31**	**1,008**	**0.083**	**18.30**
Probable						
Buffels	5	47.6	0.24	360	0.063	6.62
Harties	1	74.4	0.26	624	0.062	10.17
Harties	2	43.8	0.26	369	0.060	5.79
Harties	7	1.3	0.27	11	0.164	0.46
Harties	NKGE	1.2	0.50	19	0.182	0.47
MWS	2	0.6	0.45	9	0.082	0.11
MWS	4 (Dom 2)	17.4	0.28	157	0.133	5.12
MWS	5 Indicated	40.3	0.31	402	0.088	7.81
Total Probable		**226.6**	**0.27**	**1,950**	**0.073**	**36.55**
Total Proven & Probable		**326.9**	**0.28**	**2,958**	**0.076**	**54.85**

Notes:

1. Mineral reserves are quoted as fully diluted delivered to mill estimates.
2. Effective date: November 1, 2007.
3. Based on assumptions of a gold price of $635 per ounce, a uranium price of $45 per pound and and ZAR/$ exchange rate of 7.40.
4. A reserve cutoff grade of 0.28 grams per tonne gold equivalent was used, uranium grades were converted to gold equivalent using a conversion factor of 1 gram per tonne, which equals 0.503 kilograms per tonne on an extracted metal basis.
5. Rows and columns may not add exactly due to rounding.
6. The gold recovery applied was 66%.
7. The uranium recovery used was based on an atmospheric leach process of 27%.
8. Table reflects depletion of 1.5 million tonnes from July through October 2007 for MWS No. 2 Dam.

Location of a new tailings dam site is being finalized

Discussions are being concluded towards securing land access to locate a new tailings dam that is intended to contain all the processed tailings that will be discharged during the life of the Project. Due to new environmental requirements regarding the placement of any new tailings dams and the negotiations required with land owners, the new dam is likely to be located significantly further from the Project than originally planned. Once established, the resulting tailings dam would have less uranium, sulphur and pyrite and a superior design that mitigates erosion and, therefore, would be expected to have a significantly less environmental impact than the existing tailings that are about to be hydraulically mined at the Project.

"As a result of the all the technical work conducted during the past year, the overall confidence in the project has improved significantly," said Gordon Miller, President and Chief Executive Officer of First Uranium. "We will further refine the work done to date to determine the optimum NPV for the pressure leach

process and to finalize the location for a new tailings dam, but we won't let any of this interfere with our priority to meet our delivery deadlines and ensure that the Project remains on track."

First Uranium intends to file the new technical report in respect of the pre-feasibility study within 45 days from the date of this release.

Technical Disclosure
All technical disclosure in this news release relating to the Buffelsfontein tailings recovery project has been prepared in accordance with National instrument 43-101 ("NI 43-101) by Daan van Heerden, B.Sc., M.Comm., Charles Muller, B.Sc, Pr.Sci.Nat, and Johan Odendaal, B.Sc., M.Sc., Pr.Sci.Nat all of Minxcon Pty Ltd., Treavor Pearton, B.Sc Eng PhD, FGSA and Mike Valenta, Pr Eng, B.Sc., of Metallicon Process Consulting (Pty) Ltd. each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium.

Historical technical disclosure in this new release relating to the Project is extracted from a technical report entitled "Technical Report – Preliminary Assessment of the Buffelsfontein Project, North West Province, Republic of South Africa" originally submitted on November 8, 2006, revised on December 5, 2006, January 31, 2007 and May 22, 2007 prepared in accordance with NI 43-101 by R.Dennis Bergen, P.Eng and Wayne Valliant, P.Geo of Scott Wilson RPA, each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium.

The disclosure contained in this news release relevant to their respective contributions has been reviewed and approved by Messrs. Bergen, van Heerden, Muller, Odendaal, Pearton, Valliant and Valenta.

Cautionary Language Regarding Forward-Looking Information

This news release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses and title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", "likely" or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) actual results may differ materially from the Corporation's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (ii) the Corporation cannot guarantee that any forward-looking statement will

materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) approvals to transfer or grant, as the case may be, mining rights will be obtained; (ii) metal prices, exchange rates and discount rates applied in the pre-feasiblity study or the preliminary economic assessment, as the case may be, are achieved; (iii) mineral resource and reserve estimates are accurate; (iv) the results of the testing of the pressure leach process will be positive and the process will be implemented; (v) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (vi) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vii) that outstanding approvals for the completion of an acquisition, the transfer of mining rights and the approval of mining rights will be granted; (viii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Corporation and their investment in the Corporation's common shares to a sufficient level to continue to support the Corporation's compliance with 2014 BEE requirements; and (ix) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations at 416 558-3858 or
bob@firsturanium.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

First Uranium Corporation
155 University Avenue, Suite 1240
Toronto, Ontario M5H 3B7

Item 2. Date of Material Change

December 14, 2007.

Item 3. News Release

A news release attached hereto was disseminated over through CNW news wire service on December 14, 2007.

Item 4. Summary of Material Change

First Uranium Corporation ("the Corporation") announced that it has issued 6,141,009 common shares to Waterpan Mining Consortium in connection with the acquisition of the remaining 10% ownership in Ezulwini Mining Company (Proprietary) Limited, the Corporation's subsidiary which owns and operates the Ezulwini Mine.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The material change is fully described in the press release attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Executive Officer

For further information:

First Uranium Corporation:

Mary D. Batoff
Vice President, Legal & Secretary
Tel.: 416-342-5635

Bob Tait
VP Investor Relations
Tel: 416-558 3858

Item 9. Date of Report

December 24, 2007.

FIRST URANIUM CORPORATION

NEWS RELEASE – December 14, 2007

FIRST URANIUM ACQUIRES THE REMAINING 10% OF ITS EZULWINI URANIUM AND GOLD MINE

Toronto, Ontario – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Corporation") today announced that it has issued 6,141,009 common shares (the "Waterpan Shares") to Waterpan Mining Consortium ("Waterpan") in connection with the acquisition of the remaining 10% ownership in Ezulwini Mining Company (Proprietary) Limited ("EMC"), the Corporation's subsidiary which owns and operates the Ezulwini Mine.

In the Corporation's December 12, 2006 initial public offering prospectus, the Corporation disclosed that it had entered into an agreement with Waterpan which provided that their minority interest in EMC would be purchased by the Corporation for the Waterpan Shares after the secondary listing of First Uranium's common shares on the Johannesburg Stock Exchange (the "JSE"), which was completed on March 30, 2007. Concurrent with the closing of today's transaction, one million of the Waterpan Shares were sold by way of a private placement. Waterpan has a contractual agreement to retain the remaining Waterpan Shares until April 1, 2009, two years after the date of the JSE listing. The remaining 5,141,009 million Waterpan Shares represent 3.9% of the 130,986,417 common shares of First Uranium outstanding at the closing of today's transaction.

The Ezulwini Mine, located 40 kilometres south-west of Johannesburg, is an underground uranium and gold mine that operated from the early 1960s to 2001. First Uranium has reopened and rehabilitated the mine and is currently hoisting and toll milling ore for gold production at a neighbouring gold plant, while construction of its own gold and uranium plants are expected to be completed and commissioned in April and June of 2008, respectively.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First

Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations at 416 558-3858 or
bob@firsturanium.com

FORM 51-102F3

MATERIAL CHANGE REPORT

RECEIVED
2008 OCT -8 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item 1. Name and Address of Company

First Uranium Corporation
155 University Avenue, Suite 1240
Toronto, Ontario M5H 3B7

Item 2. Date of Material Change

November 5, 2007.

Item 3. News Release

A news release attached hereto was disseminated over through CNW news wire service on November 5, 2007.

Item 4. Summary of Material Change

First Uranium Corporation (the "Corporation") announced that the Corporation commenced transporting gold ore from the Ezulwini Mine for toll treatment at the Randfontein Estates Limited Doornkop gold plant at the end of October 2007.

Based on the Ezulwini Mine start-up schedules for mining uranium and gold, the Corporation expects to ship approximately 5,000 tonnes of ore for toll treatment in November 2007 and steadily increase the quantity to about 25,000 tonnes per month by April 2008, with the Ezulwini Mine's own gold plant is scheduled to be commissioned. For the next six months mill feed grades are expected to range between 6.5 grams per tonne and 8.0 grams per tonne, although the average gold grade is initially expected to be lower since development ore will be processed first.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The material change is fully described in the press release attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. <u>Executive Officer</u>

For further information:

First Uranium Corporation:

Gordon T. Miller
President and Chief Executive Officer
Tel.: +27 11 830 0390

Bob Tait
VP Investor Relations
Tel: 416-558 3858

Item 9. <u>Date of Report</u>

November 20, 2007.

first Uranium

FIRST URANIUM CORPORATION

NEWS RELEASE – November 5, 2007

FIRST URANIUM BEGINS TOLL TREATING GOLD ORE FROM ITS EZULWINI MINE

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Corporation") announced that the Corporation commenced transporting gold ore from the Ezulwini Mine for toll treatment at the Randfontein Estates Limited ("REL") Doornkop gold plant at the end of October 2007.

Based on Ezulwini Mine start-up schedules for mining uranium and gold, the Corporation expects to ship approximately 5,000 tonnes of ore for toll treatment in November 2007 and steadily increase the quantity to about 25,000 tonnes per month by April 2008, when the Ezulwini Mine's own gold plant is scheduled to be commissioned. For the next six months mill feed grades are expected to range between 6.5 grams per tonne and 8.0 grams per tonne, although the average gold grade is initially expected to be lower since development ore will be processed first.

"Now that we are shipping ore from the Ezulwini Mine, both of our projects are now in gold production and are contributing to our cash flow", said Gordon Miller, First Uranium's President and Chief Executive Officer. "To see the Ezulwini Mine come into production on schedule is particularly gratifying and confirms the confidence we have in the ability of our experienced operating team at this site to meet future milestones on time and on budget. To this end, they are on track with the start-up milestones for the completion of our own gold plant next April and our uranium plant in June."

First Uranium's Ezulwini Mine is an underground uranium and gold mine located 40 kilometres southwest of Johannesburg, South Africa.

REL is located adjacent to the north-west boundary of the Ezulwini Mine and is a wholly-owned subsidiary of Harmony Gold Mining Company.

Cautionary Language Regarding Forward-Looking Information

This news release contains certain forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or

achievement expressed or implied by the forward-looking statements. Risks and uncertainties include, among others, the actual results of the planned feasibility study for the Buffelsfontein Tailings Recovery Project, the actual results of additional exploration and development activities, the timing and amount of estimated future production and the cost thereof, the conclusions of economic evaluations, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Corporation's expectations as at the date hereof; (ii) actual results may differ materially from the Corporation's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Corporation cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason. In addition, First Uranium is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, certain business, operational and market risks. For a discussion of the Corporation's risks please refer to the Corporation's Annual MD&A, the 2007 Annual Information Form and other filings, which are available on the Corporation's website www.firsturanium.com and on www.sedar.com or upon request from the Corporation.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini Mine, and the construction of the Buffelsfontein Tailings Recovery Project. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations at 416 558-3858 or bob@firsturanium.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

First Uranium Corporation
155 University Avenue, Suite 1240
Toronto, Ontario M5H 3B7

Item 2. Date of Material Change

November 8, 2007.

Item 3. News Release

A news release attached hereto was disseminated over through CNW news wire service on November 8, 2007.

Item 4. Summary of Material Change

First Uranium Corporation (the "Corporation") announced that the South African Department of Minerals and Energy ("DME") has granted conditional approval fro the Corporation's application in respect of a Prospecting Work Program (the "Program") on properties contiguous to the north-east and south-east of the Corporation's Ezulwini Mine property in South Africa. The Ezulwini Mine in an underground uranium and gold project, with mining rights covering an area of 3,717 hectares. The Program covers 6,843 hectares of property known to contain uranium and gold mineralization adjacent to the Ezulwini mining rights.

Final approval by the Regional Manager of the DME is subject to approval of the relevant Environmental Management Plan ("EMP") for the exploration drilling from surface. First Uranium must submit further required materials to the DME by the middle of November, with approval of the EMP, if satisfactory, expected to occur on or before December 11, 2007.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The material change is fully described in the press release attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Executive Officer

For further information:

First Uranium Corporation:

Gordon T. Miller
President and Chief Executive Officer
Tel.: +27 11 830 0390

Bob Tait
VP Investor Relations
Tel: 416-558 3858

Item 9. Date of Report

November 20, 2007.

First Uranium Corporation

NEWS RELEASE – November 8, 2007

FIRST URANIUM'S EZULWINI PROSPECTING RIGHTS APPLICATION RECEIVES CONDITIONAL APPROVAL BY SOUTH AFRICAN DEPARTMENT OF MINERALS AND ENERGY

Toronto, Ontario – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Corporation") today announced that the South African Department of Minerals and Energy ("DME") has granted conditional approval for the Corporation's application in respect of a Prospecting Work Program (the "Program") on properties contiguous to the north-east and south-east of First Uranium's Ezulwini Mine property in South Africa. The Ezulwini Mine is an underground uranium and gold mining project, with mining rights covering an area of 3,717 hectares. The Program covers 6,843 hectares of property known to contain uranium and gold mineralization adjacent to the Ezulwini mining rights.

Final approval by the Regional Manager of the DME is subject to the approval of the relevant Environmental Management Plan ("EMP") for the exploration drilling from surface. First Uranium must submit further required materials to the DME by the middle of November, with approval of the EMP, if satisfactory, expected to occur on or before December 11, 2007.

Previous exploration drilling conducted in the area by Gencor Limited, Anglovaal Mining Limited and JCI Limited confirmed the presence of uranium and gold mineralization along the approximately 20 kilometres of strike within the prospecting area included in the Program. Based on the results of the historical drill data, the Corporation plans to immediately proceed with the Program to explore this prospecting area and will use the historical information to guide the placement of new drill holes. Qualified geologists are currently reviewing the historical data.

The initial stages of the Program will test the strike extent of the known pay shoots for uranium and gold on the Middle Elsburg Reef in an area east of the Ezulwini Mine. The Ezulwini Mine and the properties which are subject to the Program are located in the Witwatersrand Basin, which is the largest known gold province in the world with deposits having been mined for well over 100 years. In the past, there were also four uranium plants in production in this area. The first

of the three attachments to this news release shows the location of the properties which are subject to the Program and neighbouring mines surrounding the Ezulwini Mine, which is located approximately 40 kilometres southwest of Johannesburg. (See map entitled 'Ezulwini Locality Plan'.)

Several groups of reefs have been identified in the area, including the Livingstone Reefs, the South Reef, the Kimberley Reefs, the Bird Reefs, the Mondeor Reefs, the Ventersdorp Contact Reef and the Black Reef, as well as the Elsburg Reefs associated with the Ezulwini Mine. Within these reefs, a total of nine reef horizons have been mined for uranium and gold at depths of between 600 metres and 1,260 metres below surface. The second attachment to this news release shows a map of the Ezulwini Mine and its shafts, as well as the three Cooke shafts on the property adjacent to the western boundary of the Ezulwini prospecting area. This map shows the location of 11 historical bore holes drilled in the prospecting rights area on which gold and uranium payshoots were defined. (See map entitled 'Ezulwini Prospecting Right.') On the map, the 'A-B' line that intersects with the payshoots marks a cross-section of the area discussed below.

The third attachment to this news release shows the cross-section of the historical target area, including the layer of dolomites which overlay much of the mineralized reefs in the Witwatersrand Basin. The properties which are subject to the Program, are shown to the right of this cross-section at depths of between 800 metres and 1,200 metres below surface. (See cross-section entitled 'Section A-B Looking North.')

During the years 1961 to 2001, the Ezulwini Mine produced 8.4 million pounds of uranium and 12.7 million ounces of gold. The Cooke section has also been mined extensively on the property north of the Ezulwini Mine and immediately west of the target area, and has produced 23 million pounds of uranium and 51 million ounces of gold.

The Program is planned to include analysis of existing drill-hole data for uranium and gold mineralization followed up by surface diamond drill exploration with drill hole depths of up to 2,000 metres.

"The Prospecting Work Program fits with the Corporation's strategy of focusing its exploration on or near its current uranium and gold projects in order to leverage the infrastructure of those projects," said Gordon Miller, First Uranium's President and Chief Executive Officer. "We have set aside US$10 million for this exploration program, which has the potential to add to the known uranium and gold resources available to the Ezulwini Mine."

The Ezulwini Mine is already hoisting ore and toll treating ore at a neighbouring third-party gold plant. The Corporation is on schedule to commission its own gold plant in April 2008 and its own uranium plant in June 2008. Based on the

currently defined measured and indicated resources, the average annual production for the 18-year life of this project, the Ezulwini Mine is expected to be 290,000 ounces of gold and 888,000 pounds of uranium.

"In the meantime, we are on schedule to bring the Ezulwini Mine into full production for uranium and gold," continued Mr. Miller. "Our current mine plan is based on only 20% of the resource inventory of the existing mining rights, including a significant inferred uranium resource. In a separate initiative, the Ezulwini Expansion Program, we plan to convert part of those inferred resources to measured and indicated. The intent of this initiative, announced in July 2007, is to justify the capital required for the sinking of an additional shaft, which would be used to access and mine the uranium and gold resource at an accelerated rate, over and above the existing mine plan from the existing main shaft. We recently acquired the use of a surface drilling rig and expect to begin our drilling program on the Ezulwini Mine property on November 9, 2007."

Technical Disclosure Notes

The life of mine estimate and projected average annual production in this news release relating to the Ezulwini underground mine project is extracted from a technical report entitled "Technical Report - Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa" (the "Technical Report") originally submitted on November 8, 2006, revised on December 5, 2006 and January 31, 2007 and further revised on May 9, 2007 prepared in accordance with National instrument 43-101 ("NI 43-101) by R. Dennis Bergen, P.Eng and Wayne Valliant, P.Geo of Scott Wilson Roscoe Postle Associates Inc., each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium. The disclosure in this news release related to the RPA technical report has been reviewed and approved by Mr. Bergen and Mr. Valliant.

Cautionary Language Regarding Forward-Looking Information

This news release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, timing of development of new deposits, success of exploration activities, permitting time lines and government regulation of mining operations. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "will", "expects", "is expected", "budget", "scheduled", "estimates", "intends", "projected", "goal" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify

important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Corporation's expectations as at the data of this news release; (ii) actual results may differ materially from the Corporation's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Corporation cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, First Uranium has made several material assumptions, including but not limited to, the assumptions referred to in this news release and assumption that: (i) approvals to transfer or grant, as the case may be, mining rights will be obtained; (ii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iii) mineral resource estimates are accurate; (iv) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (v) labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vi) outstanding approvals for the completion of an acquisition, the transfer of mining rights and the approval of mining rights will be granted; (vii) black economic empowerment ("BEE") investors will maintain their interest in the Corporation and their investment in the Corporation's common shares to a sufficient level to continue to support the Corporation's compliance with 2014 BEE requirements; and (viii) the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations at 416 558-3858 or
bob@firsturanium.com



EZULWINI
LOCALITY PLAN
Not to Scale
Krugersdorp
West Rand
Cons
Luipaardsvlei
Randfontein
Durban
Roodepoort
Deep
Rand
Leases
JOHANNESBURG
Randfontein
Operations
Soweto
Westonaria
South Deep
Kloof
Ezulwini Prospecting Right
Ezulwini Mining Right
Neighbouring Mines

EZULWINI PROSPECTING RIGHT




1
0.5
0
1
2
3
kilometres



Depth Below Surface (m)
A
1500m to Cooke 1 Shaft
Cooke Section
Ezulwini Prospecting Area
U3O8 High Grade Target Zone
Au High Grade Target Zone
Dolomites
Estimated Position of Contact
Witwatersrand Supergroup
Stoped out Area on UE1A
UE1A
E8
Kimberley
Scale
0
500m
(m) AMSL

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

First Uranium Corporation
155 University Avenue, Suite 1240
Toronto, Ontario M5H 3B7

Item 2. Date of Material Change

July 26, 2007.

Item 3. News Release

A news release attached hereto was disseminated over through CNW news wire service on July 26, 2007.

Item 4. Summary of Material Change

First Uranium Corporation (the "Company") announced that the Company has defined initial underground and surface drilling targets related to the possible expansion of the Ezulwini underground uranium and gold mine (the "Expansion Program"), located approximately 40 kilometres south-west of Johannesburg in the Witwatersrand Basin of South Africa. The Expansion Program is on track and the drilling program to test the newly defined drill targets is an integral part of the Expansion Program to justify the capital required for the sinking of an additional shaft, which would be used to access and mine the uranium and gold resource over and above the existing mine plan from the existing main shaft.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The material change is fully described in the press release attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Executive Officer

For further information:

First Uranium Corporation:

Gordon T. Miller
President and Chief Executive Officer
Tel.: +27 11 830 0390

Bob Tait
VP Investor Relations
Tel: 416-558 3858

Item 9. Date of Report

August 7, 2007.

first Uranium

First Uranium Corporation

NEWS RELEASE – July 26, 2007

FIRST URANIUM IDENTIFIES INITIAL DRILL TARGETS WHICH MAY LEAD TO A SIGNIFICANT INCREASE IN URANIUM AND GOLD PRODUCTION FROM A NEW 250,000 TONNE-PER-MONTH SHAFT AT THE EZULWINI MINE

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM, CA33744R1029:ISIN) ("First Uranium" or "the Company") today announced that the Company has defined initial underground and surface drilling targets related to the possible expansion of the Ezulwini underground uranium ("U_3O_8") and gold ("Au") mine (the "Expansion Program"), located approximately 40 kilometres south-west of Johannesburg in the Witwatersrand Basin of South Africa. The Expansion Program is on track and the drilling program to test the newly defined drill targets is an integral part of the Expansion Program to justify the capital required for the sinking of an additional shaft, which would be used to access and mine the uranium and gold resource over and above the existing mine plan from the existing main shaft.

"While we remain focussed on near-term uranium and gold production at our two South African projects, we recognize how important it is to our shareholders for us to have additional avenues of growth," said Gordon Miller, President and Chief Executive Officer of First Uranium. "This Expansion Program has the potential to significantly increase production beyond levels currently planned and thereby extend the current 19-year mine plan, which only consumes 20% of the significant resource area at this site."

According to First Uranium's mine plan for Ezulwini, as disclosed in the technical report filed on May 9, 2007, the Company expects to commence hoisting in October 2007, with the first gold plant module scheduled for completion in April 2008 and the first uranium plant module scheduled for completion in June 2008. According to the existing mine plan, the average annual production at Ezulwini for the life of the project (2007-2024) is expected to be 290,000 ounces of gold and 888,000 pounds of uranium.

The Ezulwini mine began operation in the 1960s, producing gold until 2001, when the mine was placed on care and maintenance. Uranium was mined from the separate Middle Elsburg ore body, which was developed twenty years after development of the Upper Elsburg ore body, during the period from 1982 to 1997.

Detailed studies for the Expansion Program have been completed by Minxcon (Pty) Limited, independent South African mining and exploration consultants engaged by the Company to validate and capture historic mine sampling and mill data which has been recovered from archives that were somewhat in disarray. Recent in stope face sampling procedures have been conducted to verify some of this historic data. Minxcon has utilised this historical face sampling information to project higher grade pay-shoot trends for the purposes of defining drill target areas. The attached plan depicts the pay-shoot trends identified and illustrates these trends in relation to existing mine development. Due to the existing development, it will be possible to drill some of these target areas from existing underground excavations.

The outputs of this work have been compared to historical grades as delivered to the plant for a period of 14 years during the period 1982 to 1995: This recent and comprehensive analysis resulted in the derivation of a mine recovery factor[2] of 74% for gold and 65% for uranium for the entire historic reporting period. These mine recovery factors have been used to define potential expected plant delivery grades from six respective drilling target areas. The table below summarizes the expected plant delivery grades from the conceptual mining areas of each identified target zone based upon a Bayesian approach.

Drill Target Area	Drilling Access From:	Au			U_3O_8		
		Assumed Cut Off Grade	Actual In Stope Grade	Assumed Plant Delivery Grade	Assumed Cut Off Grade	Actual In Stope Grade	Assumed Plant Delivery Grade
		g/t	g/t	g/t	kg/t	kg/t	kg/t
1[1]	Surface	4.46	8.93	6.61	0.566	0.970	0.630
2	Underground	2.85	10.2	7.54	0.436	0.800	0.520
3	Underground	2.61	6.66	4.93	0.564	0.128	0.830
4	Underground	2.49	7.11	5.26	0.264	0.560	0.360
5	Underground	1.34	4.13	3.05	0.290	0.580	0.520
6	Underground	2.99	6.69	4.95	0.410	0.800	0.450

Notes: 1) This table has been derived using population statistics on face sampling data; geo-statistics have been applied to pay shoot 1 only, resulting in a lower Au plant delivery grade of 5.9g/t (versus 6.61g/t) and a higher U_3O_8 plant delivery grade of 0.642kg/t (versus 0.630kg/t)

2) Mine Recovery Factor is the combination of dilution and loss factors applied to convert "in stope" sampling grade to a plant delivery grade

3) Grades depicted are based upon face sample averages within mining areas adjacent to drill target areas

4) Cut off grades per pay-shoot area were determined using grade tonnage curves derived from a historical mining extraction of 65%

5) Average stope mining width was 180 centimetres

The surface area for each of the respective drill target areas, as shown in the table below, has been defined by assuming that historical geological pay-shoot continuity exists such that a metal content per available mining square metre can be ascribed to these areas.

Drill Target Area	Plant Delivery Grade		Square Metres	Au Equivalent	U_3O_8 Equivalent	Width
	Au Equivalent	U_3O_8 Equivalent				
	g/t	kg/t	m^2	g/m^2	kg/m^2	cm
1	10.93	1.589	1,044,742	54.72	7.95	180
2	11.10	1.614	381,582	55.57	8.08	180
3	10.68	1.552	104,213	53.42	7.76	180
4	7.76	1.127	226,526	38.81	5.64	180
5	5.65	0.821	168,506	28.26	4.11	180
6	8.53	1.239	202,589	42.67	6.20	180

1) Au and U_3O_8 equivalents have been calculated using only First Uranium's stated long-term pricing assumptions of US$500 per ounce for Au and US$50 per pound for U_3O_8.
2) By example, a grade of 1Kg U_3O_8 per tonne equates to 6.88 grams per tonne of Au.

Based upon an internal concept evaluation, the combined Phase 1 drill target areas have the potential to delineate a substantial portion of the measured and indicated resources required to justify the construction of a new 250,000 tonne-per-month shaft and mill expansion, which could effectively triple production capacity form the uranium-bearing Middle Elsburg ore body. The conceptual evaluation excludes any potential contribution from lower-grade areas known to exist between pay shoots, and excludes any potential contribution from the UE1a Reef. The Company expects that it will need to drill approximately 16,000 metres to complete Phase 1 of the Expansion Program.

The Phase 2 target areas, which are significantly larger in area, have been less explored in the past since mining activity was concentrated in the northern section of the property. New drill target areas will be defined in Phase 2 once the face sampling information from historic mining in these areas has been validated for the UE1A Reef. Based on very limited information, gathered from three previous surface drill holes, it is apparent that a zone of thicker width gold and uranium mineralisation exists where the E9EC and UE1A Reefs sub outcrop against each other. This zone which varies in thickness, from 7 to 26 metres, has been intersected at three points along a three-kilometre section of strike stretching from the northern boundary of the property and is open ended to the southern boundary. This zone has been mined extensively on the property to the north of Ezulwini, where mechanised mining methods were used to successfully extract gold over mining widths of up to 25 metres.

First Uranium will continue to define additional drill target areas to add to the findings of the existing Expansion Program and expects to disclose the complete drill results and resource estimation by the end of 2008.

The Expansion Program excludes any prospecting that will take place on contiguous properties to the north-east and south-east of the Ezulwini lease area covered by the prospecting application submitted to and accepted by, the South

African Department of Minerals and Energy, as disclosed in First Uranium's news release dated on April 16, 2007.

All technical disclosure in this news release relating to the Expansion Program is extracted from studies prepared in accordance with National instrument 43-101 ("NI 43-101) by Daan Van Heerden, Pr.Eng of South African mining and exploration consultants, Minxcon (Pty) Limited, who is a "qualified person" under NI 43-101 and is independent of First Uranium. The disclosure contained in this news release has been reviewed and approved by Mr. Van Heerden.

The life of mine estimate, projected average annual production and inferred resource grades in this news release relating to the Ezulwini underground mine project is extracted from a technical report entitled "Technical Report - Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa" (the "Technical Report") originally submitted on November 8, 2006, revised on December 5, 2006 and January 31, 2007 and further revised on May 9, 2007 prepared in accordance with National instrument 43-101 ("NI 43-101) by R. Dennis Bergen, P.Eng and Wayne Valliant, P.Geo of Scott Wilson Roscoe Postle Associates Inc., each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium. The disclosure in this news release related to the RPA technical report has been reviewed and approved by Mr. Bergen and Mr. Valliant.

The economic analysis contained in this news release is contained in the Technical Report and is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserves development, production and economic forecasts on which the preliminary assessment contained in the Technical Report is based, will be realized.

Cautionary Language Regarding Forward-Looking Information

This news release contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as

anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Corporation's expectations as at the data of this news release; (ii) actual results may differ materially from the Corporation's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Corporation cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, First Uranium has made several material assumptions, including but not limited to, the assumptions referred to in this news release and assumption that: (i) approvals to transfer or grant, as the case may be, mining rights will be obtained; (ii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iii) mineral resource estimates are accurate; (iv) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (v) labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vi) outstanding approvals for the completion of an acquisition, the transfer of mining rights and the approval of mining rights will be granted; (vii) black economic empowerment ("BEE") investors will maintain their interest in the Corporation and their investment in the Corporation's common shares to a sufficient level to continue to support the Corporation's compliance with 2014 BEE requirements; and (viii) the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini Mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Bob Tait, VP Investor Relations at 416 558-3858 or bob@firsturanium.com


Harmony
Lease Area
Ezulwini
Prospecting
Right
Application
Existing
Ezulwini
Mining Right
Ezulwini
Prospecting
Right
Application
EZULWINI SHAFT
VCR Sub outcrop
Gold/Uranium Equivalent –
Mill Feed Grade
• 10.68 g/t / 1.552 kg/t
• 104,213m²
Gold/Uranium Equivalent –
Mill Feed Grade
• 7.76 g/t / 1.127 kg/t
• 226,526m²
E9EC/UE1A
Sub outcrop
PHASE 2
PAY
SHOOT
AREA
Gold/Uranium Equivalent –
Mill Feed Grade
• 8.53 g/t / 1.239 kg/t
• 202,583m²
Gold/Uranium Equivalent –
Mill Feed Grade
• 5.65 g/t / 0.821 kg/t
• 168,506m²
MAIN SHAFT
VENT SHAFT
Gold/Uranium Equivalent –
Mill Feed Grade
• 11.10 g/t / 1.614 kg/t
• 55.57 g/m² / 8.08 kg/m²
• 38 1,582m²
Gold/Uranium Equivalent
Mill Feed Grade
• 10.53 g/t / 1.529 kg/t
• 54.72 g/m² / 7.95 kg/m²
• 1,044,742m²
500 250 0 500 1000
METRES
EZULWINI SHAFT
LEGEND
0 – 5
6-10
11-15
16-20
>20
Au
Equiv
(g/t)
EZULWINI MINING LEASE
EZULWINI PROSPECTING RIGHT
SURFACE EXPLORATION
UNDERGROUND EXPLORATION
EXISTING DEVELOPMENT
FAULTING
BOREHOLES
MIDDLE ELSBURG – E9EC
MIDDLE ELSBURG – E9EC & UE1a
GENCOR BOREHOLES

Borehole	Channel Width (cm)		Au		U_3O_8	
			E9EC	UE1A	E9EC	UE1A
	E9EC	UE1A	g/t	g/t	kg/t	kg/t
A	66	61	0.10	15.07	0.073	0.573
B	153	546	0.10	1.60	0.328	0.625
C	160	902	0.10	3.18	0.154	0.309
D	995	1665	3.05	0.97	0.418	0.191
E		731		2.10		0.272

RECEIVED
2008 OCT -8 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

First Uranium Corporation
155 University Avenue, 12th Floor
Toronto, Ontario
M5H 3B7

Item 2 - Date of Material Change:

June 6, 2007.

Item 3 – News Release:

The news release attached hereto as Schedule "A" was disseminated over CNW Group on June 7, 2007.

Item 4 – Summary of Material Change:

First Uranium Corporation (the "Company") announced that it, through its wholly-owned subsidiary, First Uranium (Proprietary) Limited, had completed the acquisition of Mine Waste Solutions (Proprietary) Limited ("MWS") and MWS's wholly-owned subsidiary, Chemwes (Proprietary) Limited. The Company issued, in full consideration of the purchase price, 3,093,980 common shares to the MWS vendors, namely Fraser Alexander Tailings (Pty) Ltd., Nedbank Capital, Industrial Development Corporation of South Africa Limited and the current MWS management. The MWS assets acquired include a gold plant with proven capacity for processing 570,000 tonnes per month and three tailings dams from which uranium and gold can be recovered.

Item 5 – Full Description of Material Change:

5.1 Full Description of Material Change

The material change is fully described in the press release attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

For further information contact:

First Uranium Corporation

Gordon Miller
President and Chief Executive Officer
Tel.: +27 11 830 0390

Bob Tait
VP Investor Relations
Tel.: 416 558 3858

Item 9 – Date of Report:

June 7, 2007.

SCHEDULE "A"

FIRST URANIUM CORPORATION

NEWS RELEASE – June 7, 2007

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

FIRST URANIUM COMPLETES ACQUISITION OF MINE WASTE SOLUTIONS (PROPRIETARY) LIMITED

Toronto, Ontario – First Uranium Corporation (TSX:FIU, JSE:FUM, CA33744R1029:ISIN) ("First Uranium" or the "Company") today announced that its wholly-owned subsidiary, First Uranium (Proprietary) Limited, has completed the acquisition of Mine Waste Solutions (Proprietary) Limited ("MWS") and its wholly-owned subsidiary Chemwes (Proprietary) Limited ("Chemwes"). With this closing, First Uranium will issue, in full consideration of the purchase price, 3,093,980 common shares to the vendors, namely Fraser Alexander Tailings (Pty) Ltd., Nedbank Capital, Industrial Development Corporation of South Africa Limited and the current MWS management.

The MWS assets acquired include:

- a gold plant with proven capacity for processing 570,000 tonnes per month and
- three tailings dams from which uranium and gold can be recovered.

"We welcome the Mine Waste Solutions operating team into First Uranium, where they will join our Buffelsfontein operations led by Jacob Mtonga," said Gordon Miller, President and CEO of First Uranium. "The acquisition facilitates the Buffelsfontein tailings recovery project reaching peak production sooner, improving its overall economics and extending the life of the project. We are pleased to have this acquisition completed ahead of schedule and appreciate the prompt attention given to our transaction by the South African Reserve Bank and the Competition Commission of South Africa to approve this transaction."

The acquisition of MWS benefits the Buffelsfontein tailings recovery project by providing:

- immediate financial benefit from gold production, 15 months ahead of schedule;

- an accelerated schedule (by eight months) to achieve peak uranium and gold production;
- a tailings deposition area;
- an increase to the measured and indicated resource of the project by 172,000 ounces of gold and 4.9 million pounds of uranium;
- an increase to the inferred resource of the project by 566,000 ounces of gold and 12.4 million pounds of uranium;
- the life of the project from 14 to 16 years and
- an improved NPV.

For more details about how the acquisition of MWS impacts the Buffelsfontein tailings recovery project reference should be made to the following documents on First Uranium's website, www.firsturanium.com.

- news release of April 4, 2007 "First Uranium acquires Mine Waste Solutions (Proprietary) Limited to complement the Buffelsfontein Tailings Recovery Project in South Africa":
- news release of May 2, 2007 "First Uranium signs formal agreement for the acquisition of Mine Waste Solutions (Proprietary) Limited;
- news release of May 22, 2007 "First Uranium files revised Buffelsfontein technical report"; and
- technical report of May 22, 2007 "Preliminary Assessment of the Buffelsfontein Project, North West Province, Republic of South Africa."

All technical disclosure in this news release relating to the Buffelsfontein tailings recovery project is extracted from a technical report entitled "Technical Report - Preliminary Assessment of the Buffelsfontein Project, North West Province, Republic of South Africa" (the "Buffels Technical Report") originally submitted on November 8, 2006, revised on December 5, 2006 and January 31, 2007 and further revised on May 22, 2007 prepared in accordance with National instrument 43-101 ("NI 43-101) by R. Dennis Bergen, P.Eng and Wayne Valliant P.Geo of Scott Wilson RPA, each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium. The disclosure contained in this news release has been reviewed and approved by Mr. Bergen and Mr. Valliant.

The economic analysis contained in this news release is contained in the Buffels Technical Report and is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserves development, production and economic forecasts on which the preliminary assessment contained in the Buffels Technical Report is based, will be realized.

Cautionary Language Regarding Forward-Looking Information

This news release contains and refers to forward-looking information based on current expectations. All other statements other than statements of historical fact included in this release including, without limitation, statements regarding potential production rates and operating costs, processing and development plans, estimated net present values and future plans and objectives of First Uranium are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. These forward-looking statements are made as of the date hereof and there can be no assurance that such statements will prove to be accurate, such statements are subject to significant risks and uncertainties, and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements that are included herein, except in accordance with applicable securities laws.

Important factors could cause actual results to differ materially from First Uranium's expectations. Such factors include, among others: the actual results of the planned feasibility studies on First Uranium's projects; the actual results of additional exploration and development activities at First Uranium's projects; the timing and amount of estimated future production and the costs thereof; capital expenditures; the costs and timing of the development of First Uranium's projects; the availability of any additional capital required to bring future projects into production; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of commodities; the failure of plant, equipment or processes to operate as anticipated; accidents; labour disputes; delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities; currency fluctuations, as well as those factors discussed under "Risk Factors" in First Uranium's final prospectus dated December 12, 2006 as filed with securities regulatory authorities in Canada. Although First Uranium has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Gordon Miller, President and Chief Executive Officer at +27 11 830 0390
Bob Tait, VP Investor Relations at 416 558-3858 or bob@firsturanium.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

First Uranium Corporation
155 University Avenue, 12th Floor
Toronto, Ontario
M5H 3B7

Item 2 - Date of Material Change:

May 22, 2007.

Item 3 – News Release:

The news release attached hereto as Schedule "A" was disseminated over CNW Group on May 23, 2007.

Item 4 – Summary of Material Change:

First Uranium Corporation ("the Company") announced that the Company has filed a revised technical report (the "Revised Report") on its Buffelsfontein uranium and gold tailings recovery project ("Buffels") in South Africa. The Revised Report prepared by Scott Wilson Roscoe Postle Associates Inc. reflects the previously announced proposed acquisition by the Company of Mine Waste Solutions (Proprietary) Limited which owns and operates an existing gold mining tailings and reprocessing facility adjacent to Buffels. The Revised Report also incorporates the proposed acquisition by the Company of three additional small tailings dams from an affiliated company.

Item 5 – Full Description of Material Change:

The material change is fully described in the press release attached hereto.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

For further information contact:

First Uranium Corporation

Gordon Miller
President and Chief Executive Officer

Tel.: +27 11 830 0390

Bob Tait
VP Investor Relations
Tel.: 416 558 3858

Item 9 – Date of Report:

May 23, 2007.

SCHEDULE "A"

first Uranium

FIRST URANIUM CORPORATION

NEWS RELEASE – May 22, 2007

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

FIRST URANIUM FILES REVISED BUFFELSFONTEIN TECHNICAL REPORT

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (CA33744R1029:ISIN) ("First Uranium" or "the Company") today announced that the Company has filed a revised technical report (the "Revised Report") on its Buffelsfontein uranium and gold tailings recovery project ("Buffels") in South Africa. The Revised Report prepared by Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") reflects the previously announced proposed acquisition (the "MWS Acquisition") by First Uranium of Mine Waste Solutions (Proprietary) Limited ("MWS") which owns and operates an existing gold mining tailings and reprocessing facility adjacent to Buffels. The Revised Report also incorporates the proposed acquisition by First Uranium of three additional small tailings dams from an affiliated company (the "Additional Dams Acquisition"). In addition, to better reflect the current uranium pricing environment, the assumed price per pound of uranium has been increased by US$10 to US$50 from the assumption in the January 31, 2007 Buffels technical report (the "Prior Buffels Report").

According to the Revised Report, the projected net present value ("NPV") of the Buffels project (assuming the completion of the MWS Acquisition, the Additional Dams Acquisition and a discount rate of 8%) is US$295 million with a projected internal rate of return ("IRR") of 69% (as compared to US$211 million and 39%, respectively, as disclosed in the Prior Buffels Report). The incorporation of the MWS Acquisition and the Additional Dams Acquisition into the Buffels project accounted for an increase in the projected NPV and IRR to US$237 million and 57% respectively as compared to the Prior Buffels Report. In addition, according to the Revised Report, the increase in the uranium price assumption accounted for an increase in the projected NPV from US$237 million to US$295 million and in the projected IRR from 57% to 69%.

"Our primary objective is to bring our mining projects into production as soon as possible while keeping all of our stakeholders informed and engaged in our progress," said Gordon Miller, President and Chief Executive Officer. "We have

upheld our commitment to publish a revised technical report for our Buffelsfontein tailings recovery project this month. The revised report reflects our better understanding of the benefit of the pending Mine Waste Solutions acquisition, our higher long-term price expectations for uranium and more confidence in our plans to accelerate higher production levels for uranium."

The first of the following two tables reflects the original mineral resource statement for Buffels as of April 2006, excluding the proposed MWS Acquisition and the Additional Dams Acquisition.

The second table reflects the revised mineral resource statement for Buffels as at May 22 2007, adjusted for the MWS Acquisition and the Additional Dams Acquisition. The second table includes certain adjustments from the table set out in First Uranium's April 4, 2007 news release. First, the MWS Dam 2 and Dam 4 resources have been converted from inferred to measured and indicated as a result of further work and verification. In addition, the MWS Dam 2 resources has been reduced as approximately 1.1 million tonnes of tailings have been used by MWS to run its gold plant since the resources were previously measured. As well, the Company has included the MWS Dam 5 resource in the resource statement in the inferred category.

ORIGINAL RESOURCE STATEMENT (as of April 2006)

	Tonnes	Grade		Content	
		Gold	U_3O_8	Gold	U_3O_8
Measured	(000s)	(g/t)	(%)	(oz 000s)	(lb 000s)
Buffels 2	23,700	0.40	0.0087	301	4,544
Buffels 3	29,400	0.35	0.0103	335	6,674
Buffels 4	16,380	0.38	0.0102	202	3,682
Buffels 5	45,584	0.21	0.0062	306	6,229
Total Measured	115,064	0.31	0.0083	1,144	21,130
Indicated					
Harties 1	92,576	0.32	0.0061	941	12,446
Harties 2	35,640	0.31	0.0058	354	4,556
Harties 5	23,133	0.31	0.0053	228	2,702
Harties 6	14,604	0.22	0.0059	105	1,899
Total Indicated	165,953	0.31	0.0059	1,628	21,603
Total Meas. & Indicated	281,017	0.31	0.0069	2,772	42,733
Inferred					
Harties 7	1,740	0.54	0.0243	30	932
Total Inferred	1,740	0.54	0.0243	30	932

Notes:
1 CIM definitions were followed for mineral resources.
2 A zero grade cutoff grade was used.
3. Rows and columns may not add exactly due to rounding.
4. Preliminary metallurgical test results indicate that recoveries will be approximately 27% for uranium and 68% for gold.
5. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

REVISED RESOURCE STATEMENT (as per the Revised Report)

	Tonnes	Grade		Content	
		Gold	U_3O_8	Gold	U_3O_8
Measured	(000s)	(g/t)	(%)	(oz 000s)	(lb 000s)
Buffels 2	23,700	0.40	0.0087	301	4,544
Buffels 3	29,400	0.35	0.0103	335	6,674
Buffels 4	16,380	0.38	0.0102	202	3,682
Total Measured	69,480	0.38	0.0097	838	14,901
Indicated					
Buffels 5	45,584	0.21	0.0062	306	6,229
Harties 1	92,576	0.32	0.0061	941	12,446
Harties 2	35,640	0.31	0.0058	354	4,556
Harties 5	23,133	0.31	0.0053	228	2,702
Harties 6	14,604	0.22	0.0059	105	1,899
MWS 2	2,600	0.45	0.0080	38	458
MWS 4	14,423	0.29	0.0140	134	4,450
Total Indicated	228,560	0.29	0.0065	2,106	32,741
Total Meas. & Indicated	298,040	0.31	0.0073	2,944	47,642
Inferred					
Harties 7	1,740	0.54	0.0243	30	932
Harties – Flanagan	43	0.80	0.0229	1	22
Harties – Ellaton	1,500	0.52	0.0087	25	288
Harties – NKGE	680	0.41	0.0158	9	237
MWS 5	60,700	0.29	0.0093	566	12,442
Total Inferred	64,663	0.30	0.0098	631	13,920

Notes:

1 CIM definitions were followed for mineral resources.
2 A zero grade cutoff grade was used.
3. Rows and columns may not add exactly due to rounding.
4. Preliminary metallurgical test results indicate that recoveries will be approximately 27% for uranium and 68% for gold.
5. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
6. Harties - Flanagan, Harties - Ellaton and Harties - NKGE are the three tailings dams proposed to be acquired by First Uranium pursuant to the Additional Dams Acquisition.

While the MWS Dam 5 resource is included in the revised Buffels resource statement, it has not been included in the economic analysis on the Buffels project. However, the Company anticipates that MWS Dam 5 would add another three years to Buffels' mine life.

With the MWS resources better defined, the Buffels' mine life is now estimated, assuming the completion of the MWS Acquisition, to be 16 years, not 17 as originally announced on April 4, 2007.

As the Company allocates Buffels' projected cash costs in proportion to the projected revenue contribution from each product and the Company is assuming higher uranium prices and revenues, the Company expects that on a co-product

basis the cash cost of gold should be $220 per ounce and the cash cost of uranium should be $22.05 per pound.

Gold production at MWS continues and will be credited to First Uranium as of April 1, 2007 assuming completion of the acquisition. Uranium production from the first two of three uranium plant modules is scheduled to commence in November 2008. The average annual production for Buffels (assuming completion of the MWS Acquisition) for the life of the project (March 2007 to April 2023) is expected to be 128,000 ounces of gold and 922,000 pounds of uranium.

The Company expects to continue the work with preparation of a pre-feasibility study for Buffels commencing immediately.

All technical disclosure in this news release relating to the Buffelsfontein tailings recovery project is extracted from a technical report entitled "Technical Report - Preliminary Assessment of the Buffelsfontein Project, North West Province, Republic of South Africa" (the "Buffels Technical Report") originally submitted on November 8, 2006, revised on December 5, 2006 and January 31, 2007 and further revised on May 22, 2007 prepared in accordance with National instrument 43-101 ("NI 43-101) by R. Dennis Bergen, P.Eng and Wayne Valliant P.Geo of Scott Wilson RPA, each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium. The disclosure contained in this news release has been reviewed and approved by Mr. Bergen and Mr. Valliant.

In addition, the disclosure in this news release and the Buffels Technical Report assumes the completion of the MWS Acquisition and the Additional Dams Acquisition by First Uranium. The MWS Acquisition is subject to a number of conditions including, among others, the receipt of required approvals from South African competition authorities, the Toronto Stock Exchange, the South African Reserve Bank and the South African Department of Minerals and Energy. Subject to receipt of the requisite approvals, the MWS Acquisition is expected to close no later than August 31, 2007 with effect as of April 1, 2007.

The economic analysis contained in this news release is contained in the Buffels Technical Report and is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserves development, production and economic forecasts on which the preliminary assessment contained in the Buffels Technical Report is based, will be realized.

Cautionary Language Regarding Forward-Looking Information

This news release contains and refers to forward-looking information based on current expectations. All other statements other than statements of historical fact included in this release including, without limitation, statements regarding potential production rates and operating costs, processing and development plans, estimated net present values and future plans and objectives of First Uranium are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. These forward-looking statements are made as of the date hereof and there can be no assurance that such statements will prove to be accurate, such statements are subject to significant risks and uncertainties, and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements that are included herein, except in accordance with applicable securities laws.

Important factors could cause actual results to differ materially from First Uranium's expectations. Such factors include, among others: the timely completion of the MWS Acquisition and the Additional Dams Acquisition, the actual results of the planned feasibility studies on First Uranium's projects; the actual results of additional exploration and development activities at First Uranium's projects; the timing and amount of estimated future production and the costs thereof; capital expenditures; the costs and timing of the development of First Uranium's projects; the availability of any additional capital required to bring future projects into production; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of commodities; the failure of plant, equipment or processes to operate as anticipated; accidents; labour disputes; delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities; currency fluctuations, as well as those factors discussed under "Risk Factors" in First Uranium's final prospectus dated December 12, 2006 as filed with securities regulatory authorities in Canada. Although First Uranium has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Gordon Miller, President and Chief Executive Officer at +27 11 830 0390 or Bob Tait, VP Investor Relations at 416 558-3858 or bob@firsturanium.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

First Uranium Corporation
155 University Avenue, 12th Floor
Toronto, Ontario
MH 3B7

Item 2 - Date of Material Change:

May 3, 2007

Item 3 – News Release:

The news release attached hereto as Schedule "A" was disseminated over CNW Group on May 3, 2007.

Item 4 – Summary of Material Change:

First Uranium Corporation ("the Company") reported the completion of its previously announced private placement of CDN$150 million aggregate principal amount of 4.25% senior unsecured convertible debentures (the "Debentures") due June 30, 2012.

The Debentures will bear interest at a rate of 4.25% per annum payable semi-annually and will be convertible into common shares of the Company at CDN$16.42 per share representing a conversion premium of approximately 37.5% to the closing price of the shares on the Toronto Stock Exchange on April 18, 2007.

Item 5 – Full Description of Material Change:

The material change is fully described in the press release attached hereto.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

For further information contact:

First Uranium Corporation

Gordon Miller
President and Chief Executive Officer
Tel.: +27 11 830 0390

Bob Tait
VP Investor Relations
Tel.: 416 558 3858

Item 9 – Date of Report:

May 3, 2007.

SCHEDULE "A"

FIRST URANIUM CORPORATION

NEWS RELEASE – MAY 3, 2007

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

FIRST URANIUM ANNOUNCES COMPLETION OF CDN$150 MILLION SENIOR UNSECURED CONVERTIBLE DEBENTURE OFFERING

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Company") today reported the completion of its previously announced private placement of CDN$150 million aggregate principal amount of 4.25% senior unsecured convertible debentures (the "Debentures") due June 30, 2012.

The Debentures will bear interest at a rate of 4.25% per annum payable semi-annually and will be convertible into common shares of the Company at CDN$16.42 per share representing a conversion premium of approximately 37.5% to the closing price of the shares on the Toronto Stock Exchange (the "TSX") on April 18, 2007.

The syndicate for the offering of Debentures was led by RBC Capital Markets and included Canaccord Capital Corporation, National Bank Financial Inc., GMP Securities L.P., Cormark Securities Inc., Orion Securities Inc. and Raymond James Ltd.

The Company intends to use the net proceeds from the sale of the Debentures:

- to fund a drilling program and feasibility study in respect of the possible expansion of its Ezulwini underground uranium and gold project in South Africa;
- together with the net proceeds of the December 2006 initial public offering to fund the development of the Company's Ezulwini underground mining project and its Buffelsfontein tailings recovery project, also in South Africa; and
- for general corporate purposes.

The TSX has conditionally approved the listing of the Debentures subject to standard listing conditions. It is expected that trading of the Debentures on the TSX will commence on or about September 4, 2007.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities in the United States. The Company's securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This document may contain or refer to forward-looking information based on current expectations. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Gordon Miller, President and Chief Executive Officer at +27 11 830 0390 or Bob Tait, VP Investor Relations at 416 558-3858 or bob@firsturanium.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

First Uranium Corporation
155 University Avenue, 12th Floor
Toronto, Ontario
MH 3B7

Item 2 - Date of Material Change:

April 19, 2007.

Item 3 – News Release:

The news release attached hereto as Schedule "A" was disseminated over CNW Group on April 19, 2007.

Item 4 – Summary of Material Change:

First Uranium Corporation announced the pricing of its private placement of 4.25% senior unsecured convertible debentures (the "Debentures") due June 30, 2012 and an increase in the aggregate principal amount of Debentures to be sold to C$150 million. The sale of the Debentures is expected to close on May 3, 2007.

Item 5 – Full Description of Material Change:

The material change is fully described in the press release attached hereto.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

For further information contact:

First Uranium Corporation

Gordon Miller
President and Chief Executive Officer

Tel.: +27 11 830 0390

Bob Tait
VP Investor Relations
Tel.: 416 558 3858

Item 9 – Date of Report:

April 19, 2007.

SCHEDULE "A"

first Uranium

FIRST URANIUM CORPORATION

NEWS RELEASE – April 19, 2007

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

FIRST URANIUM ANNOUNCES PRICING OF CDN$150 MILLION OFFERING OF SENIOR UNSECURED CONVERTIBLE DEBENTURES

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Company") today announced the pricing of its private placement of 4.25% senior unsecured convertible debentures (the "Debentures") due June 30, 2012 and an increase in the aggregate principal amount of Debentures to be sold to CDN$150 million. The sale of the Debentures is expected to close on May 3, 2007.

The Debentures will bear interest at a rate of 4.25% per annum payable semi-annually and will be convertible into common shares of the Company at CDN$16.42 per share representing a conversion premium of approximately 37.5% to the closing price of the shares on the Toronto Stock Exchange (the "TSX") on April 18, 2007.

The closing of the transaction is subject to certain conditions including the approval of the TSX and the Johannesburg Stock Exchange.

The syndicate for the offering of Debentures is being led by RBC Capital Markets and includes Canaccord Capital Corporation, National Bank Financial Inc., GMP Securities L.P., Cormark Securities Inc., Orion Securities and Raymond James.

The Company intends to use the net proceeds from the sale of the Debentures:

- to fund a drilling program and feasibility study in respect of the possible expansion of its Ezulwini underground uranium and gold project in South Africa;
- together with the net proceeds of the December 2006 initial public offering to fund the development of the Company's Ezulwini underground mining project and its Buffelsfontein tailings recovery project, also in South Africa; and
- for general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This document may contain or refer to forward-looking information based on current expectations. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Gordon Miller, President and Chief Executive Officer at +27 11 830 0390 or Bob Tait, VP Investor Relations at 416 558-3858 or bob@firsturanium.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

First Uranium Corporation
155 University Avenue, 12th Floor
Toronto, Ontario
MH 3B7

Item 2 - Date of Material Change:

April 16, 2007.

Item 3 – News Release:

The news release attached hereto as Schedule "A" was disseminated over CNW Group on April 16, 2007.

Item 4 – Summary of Material Change:

First Uranium Corporation (the "Company") announced that the South African Department of Minerals and Energy ("DME") has accepted for consideration the Company's application in respect of a Prospecting Work Program on contiguous properties to the north-east and south-east of the Company's Ezulwini underground uranium and gold mining project in South Africa.

Item 5 – Full Description of Material Change:

The material change is fully described in the press release attached hereto.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

For further information contact:

First Uranium Corporation

Gordon Miller

President and Chief Executive Officer
Tel.: +27 11 830 0390

Bob Tait
VP Investor Relations
Tel.: 416 558 3858

Item 9 – Date of Report:

April 17, 2007.

SCHEDULE "A"

first Uranium

FIRST URANIUM CORPORATION

NEWS RELEASE – April 16, 2007

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

FIRST URANIUM'S EZULWINI PROSPECTING RIGHTS APPLICATION ACCEPTED BY SOUTH AFRICAN DEPARTMENT OF MINERALS AND ENERGY

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Company") today announced that the South African Department of Minerals and Energy ("DME") has accepted for consideration the Company's application in respect of a Prospecting Work Program (the "Program") on contiguous properties to the north-east and south-east of First Uranium's Ezulwini underground uranium and gold mining project in South Africa.

The initial stages of the Program will test the strike extent of the Middle Elsburg Reef in an area east of the Ezulwini project. The Program will include surface diamond drill exploration with drill hole depths of up to 2,000 metres. Previous exploration drilling conducted in the area by Gencor confirmed the presence of mineralization along the approximately 20 kilometres of strike within the prospecting area included in the Program (see map).

The Ezulwini project and the properties which are the subject of the Program are located in the Witwatersand Basin, which is the largest known gold province in the world, with deposits having been mined for well over 100 years. Several groups of reefs have been identified in the area, including the Livingstone Reefs, the South Reef, the Kimberley Reefs, the Bird Reefs, the Mondeor Reefs, the Ventersdorp Contact Reef and the Black Reef, as well as the Elsburg Reefs associated with the Ezulwini project. Within these reefs, a total of nine economic reef horizons have been mined at depths below surface of between 600 metres and 1,260 metres.

Acceptance by the DME implies that no other parties have made prior application for the prospecting rights, and that, subject to the Company complying with all the requirements of the DME, the rights will in due course be granted. However, the Company must submit the following to the DME to obtain their approval for the grant of the rights prior to commencing the Program:

- the results of a notification and consultation with the surface owners of the land overlying the Program area by May 13, 2007;
- an acceptable Environmental Management Plan by June 12, 2007; and
- confirmation of the Company's qualifying Black Economic Empowerment credentials.

The Program fits within the Company's strategy to focus its exploration on or near its current projects in order to leverage the infrastructure of those projects.
For instance, at Ezulwini the Company is currently working on re-commissioning the Ezulwini mine with the intention to start hoisting uranium ore and gold production in October 2007 and is scheduled to complete construction of new uranium and gold plants by June 2008.

Cautionary Language regarding Forward-Looking Information

This news release contains and refers to forward-looking information based on current expectations. All other statements other than statements of historical fact included in this release including, without limitation, statements regarding processing and development plans and future plans and objectives of First Uranium are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. These forward-looking statements are made as of the date hereof and there can be no assurance that such statements will prove to be accurate, such statements are subject to significant risks and uncertainties, and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements that are included herein, except in accordance with applicable securities laws.

Important factors could cause actual results to differ materially from First Uranium's expectations. Such factors include, among others: the actual results of the planned feasibility studies on First Uranium's projects; the actual results of additional exploration and development activities at First Uranium's projects; the timing and amount of estimated future production and the costs thereof; capital expenditures; the costs and timing of the development of First Uranium's projects; the availability of any additional capital required to bring future projects into production; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of commodities; the failure of plant, equipment or processes to operate as anticipated; accidents; labour disputes; delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities; currency fluctuations, as well as those factors discussed under "Risk Factors" in First Uranium's final prospectus dated December 12, 2006 as filed with securities regulatory authorities in Canada. Although First Uranium has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of

the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Gordon Miller, President and Chief Executive Officer at +27 11 830 0390 or Bob Tait, VP Investor Relations at 416 558-3858 or bob@firsturanium.com


Area of Prospecting
Rights Application
Existing Ezulwini
Mining Right
Area of Prospecting
Rights Application
N
0 1 2 4 6 Kilometers

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

First Uranium Corporation
155 University Avenue, 12th Floor
Toronto, Ontario
MH 3B7

Item 2 - Date of Material Change:

April 16, 2007.

Item 3 – News Release:

The news release attached hereto as Schedule "A" was disseminated over CNW Group on April 16, 2007.

Item 4 – Summary of Material Change:

First Uranium Corporation (the "Company") announced that the Company has engaged a syndicate of investment banks led by RBC Capital Markets for a private placement offering of unsecured convertible debentures in the aggregate principal amount of C$130 million (the "Offering") to be marketed on a best efforts basis. The Offering is subject to certain conditions including the approval of the Toronto Stock Exchange the Johannesburg Stock Exchange.

The Company intends to use the net proceeds of the Offering to fund a drilling program and feasibility study in respect of the possible expansion of the Ezulwini underground uranium and gold mine project in South Africa; together with the net proceeds from the December 2006 initial public offering to fund the development of the Company's Ezulwini underground mining project and its Buffelsfontein tailings recovery project, also in South Africa; and for general corporate purposes.

In connection with the Offering, Simmer & Jack Mines, Limited, a majority shareholder holding approximately 67.2% of the Company's issued and outstanding shares, has agreed to enter into a securities lending arrangement with RBC Capital Markets solely for the purpose of increasing the liquidity of the Company's common shares.

Item 5 – Full Description of Material Change:

The material change is fully described in the press release attached hereto.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

For further information contact:

First Uranium Corporation

Gordon Miller
President and Chief Executive Officer
Tel.: +27 11 830 0390

Bob Tait
VP Investor Relations
Tel.: 416 558 3858

Item 9 – Date of Report:

April 17, 2007.

SCHEDULE "A"

first Uranium

FIRST URANIUM CORPORATION

NEWS RELEASE – April 16, 2007

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

FIRST URANIUM ANNOUNCES CDN$130 MILLION OFFERING OF UNSECURED CONVERTIBLE DEBENTURES

Toronto and Johannesburg – First Uranium Corporation (TSX:FIU, JSE:FUM) (ISIN:CA33744R1029) ("First Uranium" or "the Company") today announced that the Company has engaged a syndicate of investment banks led by RBC Capital Markets for a private placement offering of unsecured convertible debentures ("Debentures") in the aggregate principal amount of CDN$130 million (the "Offering") to be marketed on a best efforts basis.

The terms of the Offering are expected to be finalized on or about April 18, 2007. The Offering is subject to certain conditions including the approval of the Toronto Stock Exchange and the Johannesburg Stock Exchange.

The Company intends to use the net proceeds from the Offering:

- to fund a drilling program and feasibility study in respect of the possible expansion of its Ezulwini underground uranium and gold mine project in South Africa;
- together with the net proceeds of the December 2006 initial public offering to fund the development of the Company's Ezulwini underground mining project and its Buffelsfontein tailings recovery project, also in South Africa; and
- for general corporate purposes.

The Company is currently working on re-commissioning the Ezulwini project with the intention to start hoisting uranium ore and gold production in October 2007 and is scheduled to complete construction of new uranium and gold plants by June 2008. As

noted above, a portion of the net proceeds of the Offering will be used to fund an exploration program and a feasibility study in respect of the possible expansion of the Ezulwini project. In particular, the exploratory work is intended to confirm whether sufficient inferred uranium and gold resources at Ezulwini can be converted to the measured and indicated categories to justify:

- the construction of a new 250,000-tonne per month shaft to increase the amount of ore that could be hoisted to the surface and provide easier access to future extensions of the underground operation; and
- an expansion of the capacity of the planned uranium plant from 100,000 to 350,000 tonnes per month.

In conjunction with the Offering, Simmer & Jack Mines, Limited ("Simmers"), the holder of approximately 67.2% of the issued and outstanding common shares of First Uranium, has agreed to enter into a securities lending arrangement with RBC Capital Markets. Simmers has no current intention to sell any of its shareholding interest in First Uranium and has agreed to enter into the securities lending arrangement solely for purposes of increasing the liquidity of First Uranium's common shares.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Cautionary Language regarding Forward-Looking Information

This news release contains and refers to forward-looking information based on current expectations. All other statements other than statements of historical fact included in this release including, without limitation, statements regarding processing and development plans and future plans and objectives of First Uranium are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. These forward-looking statements are made as of the date hereof and there can be no assurance that such statements will prove to be accurate, such statements are subject to significant risks and uncertainties, and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements that are included herein, except in accordance with applicable securities laws.

Important factors could cause actual results to differ materially from First Uranium's expectations. Such factors include, among others: the actual results of the planned feasibility studies on First Uranium's projects; the actual results of additional exploration and development activities at First Uranium's projects; the timing and amount of estimated future production and the costs thereof; capital expenditures; the costs and timing of the development of First Uranium's projects; the availability of any additional capital required to bring future projects into production; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of commodities; the failure of plant, equipment or processes to operate as anticipated; accidents; labour disputes; delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities; currency fluctuations, as well as those factors discussed under "Risk Factors" in First Uranium's final prospectus dated December 12, 2006 as filed with securities regulatory authorities in Canada. Although First

Uranium has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Gordon Miller, President and Chief Executive Officer at +27 11 830 0390 or Bob Tait, VP Investor Relations at 416 558-3858 or bob@firsturanium.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

First Uranium Corporation
155 University Avenue, 12th Floor
Toronto, Ontario
M5H 3B7

Item 2 - Date of Material Change:

March 29, 2007.

Item 3 – News Release:

The news release attached hereto as Schedule "A" was disseminated over CNW Group on March 29, 2007.

Item 4 – Summary of Material Change:

First Uranium Corporation (the "Company") announced that it had obtained a secondary listing of its common shares by JSE Limited (the "JSE"), known as the Johannesburg Stock Exchange. As a result of this event, all of the same shares that are listed on the Toronto Stock Exchange will also be listed for trading on the JSE. The common shares will trade on the JSE under the share code "FUM".

Item 5 – Full Description of Material Change:

The material change is fully described in the press release attached hereto.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

For further information contact:

First Uranium Corporation

Gordon Miller

President and Chief Executive Officer
Tel.: +27 11 830 0390

Bob Tait
VP Investor Relations
Tel.: 416 558 3858

Item 9 – Date of Report:

April 4, 2007.

SCHEDULE "A"

first Uranium

FIRST URANIUM CORPORATION

First Uranium Announces JSE Secondary Listing

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.

JOHANNESBURG, South Africa, March 29 /CNW/ - First Uranium Corporation (FIU:TSX and FUM:JSE) ("First Uranium" or "the Company") today announced that the Company has obtained a secondary listing of its Common Shares by JSE Limited (the "JSE"), known as the Johannesburg Stock Exchange. With this secondary listing, scheduled for Friday, March 30, the Company will not be issuing any additional shares. As a result of this event, all of the same shares that are listed on the Toronto Stock Exchange ("TSX") will also be listed for trading on the JSE.

In connection with the secondary listing, First Uranium prepared and submitted a Pre-listing Statement with the JSE. In addition, the Company received approval of the South African Reserve Bank ("SARB") to obtain a JSE listing. The Common Shares will trade on the JSE under the share code "FUM".

"Most importantly, we see this listing as an opportunity for South Africans to directly invest in a South African growth company," said Gordon Miller, President and Chief Executive Officer of First Uranium. "This listing also fulfills our commitment to SARB to list our Common Shares on the JSE within one year of our TSX listing."

"We view the JSE listing as the best way to facilitate the maintenance of our BEE share ownership," continued Mr. Miller. "The listing will increase awareness of First Uranium in South Africa and enlarge our potential investor base, which should lead to increased liquidity in our shares and more direct investment by residents of South Africa."

The forward-looking statements in this news release are made as of the

date hereof and there can be no assurance that such forward-looking statements will prove to be accurate as actual and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements that are included herein, except in accordance with applicable securities laws.

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

For further information: Gordon Miller, President and Chief Executive Officer, at +27 11 830 0390; or Bob Tait, VP Investor Relations, at (416) 486-4392, or bob@firsturanium.com

RECEIVED

2009 OCT -8 P 12:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

First Uranium Corporation
155 University Avenue, 12th Floor
Toronto, Ontario
MH 3B7

Item 2 - Date of Material Change:

April 4, 2007.

Item 3 – News Release:

The news release attached hereto as Schedule "A" was disseminated over CNW Group on April 4, 2007.

Item 4 – Summary of Material Change:

First Uranium Corporation (the "Company") announced that the Company, through its wholly-owned subsidiary, First Uranium (Proprietary), Limited, had entered into a binding agreement to acquire Mine Waste Solutions (Proprietary) Limited ("MWS") and its subsidiary Chemwes (Proprietary) Limited ("Chemwes") which owns and operates an existing gold mine tailings and reprocessing facility adjacent to the Company's Buffelsfontein Project in South Africa.

The Company will acquire all MWS shares for approximately 200 million South African Rand (approximately Cdn$32 million or US$27.5 million) which will be paid by way of the issuance to the shareholders of MWS of an aggregate of approximately 3.2 million common shares of the Company at Cdn$10.20 per share, reflecting the fifteen trading day volume weighted average price of the Company's shares traded on the Toronto Stock Exchange up to and including March 30, 2007. The acquisition is subject to a number of conditions including, among others, the satisfactory completion by the Company of a due diligence review of MWS and the receipt of the required approvals from South African competition authorities, the Toronto Stock Exchange, the JSE Limited, the investment committee of the Industrial Development Corporation of South Africa Limited, the South African Reserve Bank and the South African Department of Minerals and Energy.

All MWS shareholders have agreed to tender their MWS shares to the offer. On closing of the acquisition, the Company will assume management control of MWS and its wholly-owned subsidiary, Chemwes.

Item 5 – Full Description of Material Change:

The material change is fully described in the press release attached hereto.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

For further information contact:

First Uranium Corporation

Gordon Miller
President and Chief Executive Officer
Tel.: +27 11 830 0390

Bob Tait
VP Investor Relations
Tel.: 416 558 3858

Item 9 – Date of Report:

April 4, 2007.

SCHEDULE "A"

first Uranium

FIRST URANIUM CORPORATION

NEWS RELEASE – April 4, 2007

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

FIRST URANIUM ACQUIRES MINE WASTE SOLUTIONS (PROPRIETARY) LIMITED TO COMPLEMENT THE BUFFELSFONTEIN TAILINGS RECOVERY PROJECT IN SOUTH AFRICA

Toronto, Ontario – First Uranium Corporation (FIU:TSX, FUM:JSE, CA33744R1029:ISIN) ("First Uranium" or "the Company") today announced that the Company, through its wholly-owned subsidiary, First Uranium (Proprietary) Limited, had entered into a binding agreement to acquire Mine Waste Solutions (Proprietary) Limited ("MWS") and its subsidiary Chemwes (Proprietary) Limited ("Chemwes"), which owns and operates an existing gold mine tailings and re-processing facility adjacent to the Company's Buffelsfontein Project in South Africa.

First Uranium has agreed to acquire all MWS shares for the equivalent of 200 million South African Rand (approximately US$27.5 million) in First Uranium shares. The acquisition is subject to a number of conditions including, among others, the satisfactory completion by the Company of a due diligence review of MWS (which is expected to be completed by April 13, 2007) and the receipt of required approvals from South African competition authorities, the Toronto Stock Exchange, the JSE Limited, the investment committee of the Industrial Development Corporation of South Africa Limited, the South African Reserve Bank and the South African Department of Minerals and Energy. Subject to completion of the due diligence and receipt of the requisite approvals, the transaction is expected to close no later than August 31, 2007 with effect as of April 1, 2007. The number of First Uranium shares to be issued will be approximately 3.2 million at CDN$10.20, the fifteen trading day volume weighted average price of First Uranium's shares traded on the TSX up to and including March 30, 2007.

All shareholders of MWS have agreed to tender their MWS shares to the offer. On closing of the acquisition, First Uranium will assume management control of MWS and its wholly-owned subsidiary, Chemwes.

The MWS assets to be acquired include:

- a gold plant which, based on its actual operating performance over the last three years, has a proven capacity for processing 570,000 tonnes per month;
- three tailings dams from which gold and uranium can be recovered, one of which is actively being depleted and another with sufficient disposal area for several years of tailings deposition; and
- rock dumps.

The acquisition of the MWS gold plant will eliminate the necessity of building the first gold plant planned for the Buffelsfontein Project, reducing both the time and capital required to begin gold production. The combination of the reduction in capital, the changes to the production schedule and the additional cash flow from re-processing of MWS tailings will increase the total Buffelsfontein Project net present value ("NPV") to US$240 million, an accretive NPV improvement of US$29 million from the US$211 million originally planned. In addition, the Buffelsfontein Project's internal rate of return will improve from 39% to 59%. The accretion analysis is based upon commercial metrics of US$500 per ounce gold, US$40 per pound uranium, an exchange rate of 7.4 South African Rand to the U.S. dollar and a discount rate of 8%.

"This acquisition is very positive for our Buffelsfontein Project as we will be able to begin a significant amount of our gold production one year ahead of schedule, establish a lower cost for our first gold plant module, and begin the first phase of uranium production at twice the rate previously contemplated, thus achieving peak uranium production eight months ahead of schedule," said Gordon Miller, President and Chief Executive Officer of First Uranium. "This fits exactly into our strategy of bringing our two near-term projects into production as quickly as possible."

Revised Project Development and Production Schedule

With regard to gold production, the acquisition of MWS will enable First Uranium to begin to process approximately 500,000 tonnes per month, slightly lower than the plant's designed capacity due to restrictions to the rate of tailings deposition. In the first year the Company expects to recover approximately 43,000 ounces of gold at a cash cost of $317 per ounce including royalties. First Uranium intends to process MWS tailings with the highest gold grade first. By the end of 2007, the Company also expects to complete a pipeline from the Buffelsfontein site to the MWS gold plant to process tailings with the highest gold grade available from select areas of the Buffelsfontein site. First Uranium expects to increase the gold plant's average monthly processing capacity to 1,200,000 tonnes per month by November 2008, with the construction of a 600,000 tonnes per month plant module.

With regard to uranium production, the Company's original plan had been to build a uranium plant at the Buffelsfontein site by June 2008. With this acquisition, the Company now plans to build a uranium plant by November 2008 with twice the previously contemplated capacity beside the MWS gold plant. The addition of MWS tailings deposition capacity will enable First Uranium to process 40,000 tonnes of tailings per day immediately upon completion of the uranium plant compared to its original plan of processing 20,000 tonnes per day until June 2009 and then increasing its processing to 40,000 tonnes per day. The acquisition will also allow the Company to move forward by eight months the construction of the third plant module, which is designed to increase processing to 60,000 tonnes per day.

The acquisition of MWS is expected to increase the life of the Buffelsfontein Project by 3 years from 14 to 17 years.

The figure below depicts the revised planned production as a result of the MWS acquisition:



Buffelsfontein
Pre MWS Acquisition
Post MWS Acquisition
2007
2008
2009
2010
OPTIMIZATION TESTWORK
Final Design, Engineering & Permitting
EXISTING INFRASTRUCTURE
Existing Au Plant Module
Existing U_3O_8 Plant Module
CONSTRUCTION
Plant Module No. 1
New Tailings Dam
Plant Module No. 2
Plant Module No. 3
Au & U_3O_8
U_3O_8
PRODUCTION ('000 tpd)
Gold
Uranium
17
20
40
60

The resource table below reflects the contribution of MWS resources to the Buffelsfontein Project.

	Tonnes (t 000s)	Gold Grade (g/t)	Uranium Grade (%)	Cont. Gold (oz 000s)	Cont. Uranium (lb 000s)
Buffelsfontein Measured	115,064	0.31	0.0083	1,144	21,130
Buffelsfontein Indicated	165,953	0.31	0.0059	1,628	21,603
Total Measured & Indicated	281,017	0.31	0.0069	2,772	42,733
Inferred					
Buffelsfontein	1,740	0.54	0.0243	30	932
MWS	18,128	0.32	0.0120	188	4,786
Combined	19,868	0.34	0.0131	218	5,718

Notes:

1. CIM definitions were followed for mineral resources.
2. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3. A zero grade cutoff was used.
4. Rows and columns may not add exactly due to rounding.
5. MWS resources reflected in this table include all of Dam 2 and the lower portion of Dam 4, as the top 12 metres of Dam 4 contains an uneconomic gold grades, which the Company will remove.

Review of Technical Disclosure

All technical disclosure in this news release relating to the Buffelsfontein Project and the MWS acquisition has been reviewed and approved by R. Dennis Bergen, P.Eng and Wayne Valliant P.Geo of Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA"), each of whom is a "qualified person" under National Instrument 43-101 ("NI 43-101") and is independent of First Uranium. In accordance with NI 43-101, the Company will file a revised technical report for the Buffelsfontein Project, reflecting the impact of the MWS acquisition, within 45 calendar days of this release.

The MWS resources disclosed in this news release are from MWS Dams 2 and 4. Scott Wilson RPA has reviewed the MWS production records and mineral resource reconciliation for Dam 2 and considers the remaining tailings reported by MWS as inferred mineral resources as per NI 43-101.

Scott Wilson RPA has reviewed an internal mineral resource report by MWS on Dam 4. The mineral resource estimate was based on appropriately spaced drill holes and used a computerized block model methodology. In the opinion of Scott Wilson RPA the data density and methodology was suitable for the mineral resource estimate of the tailings. However, based on the requirement for additional data verification, the Dam 4 mineral resources have been classified as inferred as per NI 43-101.

MWS also has Dam 5, which has not been analyzed sufficiently for use in the technical analysis disclosed in this news release and which currently serves as a tailings deposit area. If and when the Company is able to complete sufficient work to categorize Dam 5 as a resource pursuant to NI 43-101, the Company expects the

conversion of Dam 5 to resources would result a further extension of the life of the Buffelsfontein Project an additional 3 years from 17 to 20 years.

The economic analysis contained in this news release is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserves development, production and economic forecasts contained in this news release and which will be the subject of a preliminary assessment, will be realized.

Update on other Strategic Discussions

First Uranium's primary goal continues to be to bring its two uranium and gold projects, Buffelsfontein and Ezulwini, into production. The acquisition of MWS complements this goal by bringing the Buffelsfontein Project's production forward and adds value to the Company and its shareholders. In addition, the Company continually evaluates further acquisitions, joint ventures and/or development opportunities relating to strategically located uranium prospects and properties in Southern Africa, which have the potential to add additional growth. One such potential opportunity could be Harmony Gold Mining Company Limited's Randfontein gold mine, which is adjacent to First Uranium's Ezulwini underground mine project, in respect of which some preliminary discussions have been held. There can be no assurance that any agreement or transaction might be completed with Harmony.

It was reported in the South African media on March 30, 2007 that the Company could be a possible takeover target for other producers. Neither the Company nor its 67% shareholder, Simmer and Jack Mines, Limited, is in any discussions with third parties regarding any possible takeover transaction with respect to First Uranium.

Cautionary Language regarding Forward-Looking Information

This news release contains and refers to forward-looking information based on current expectations. All other statements other than statements of historical fact included in this release including, without limitation, statements regarding potential production rates and operating costs, processing and development plans, estimated net present values and future plans and objectives of First Uranium are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, such statements are subject to significant risks and uncertainties, and actual results and future events could differ materially from those anticipated in such statements.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including but not limited to, the assumption that:

- the integrated operation of the Buffelsfontein Project and the MWS gold processing plant is viable operationally and economically;

- metal prices, exchange rates and discount rates applied in the accretion analysis are achieved;
- regulatory approvals will be obtained within the expected time frame; and
- production capacity and mineral resource estimates are accurate.

Important factors could cause actual results to differ materially from First Uranium's expectations. Such factors include, among others: the actual results of the planned feasibility studies on First Uranium's projects; the actual results of additional exploration and development activities at First Uranium's projects; the timing and amount of estimated future production and the costs thereof; capital expenditures; the costs and timing of the development of First Uranium's projects; the availability of any additional capital required to bring future projects into production; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of commodities; the failure of plant, equipment or processes to operate as anticipated; accidents; labour disputes; delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities; delays in closing the MWS acquisition; delays or complications relating to the re-engineering at the MWS site and the integration of the MWS assets into First Uranium's development plans; the actual recovery rates of the MWS gold plant; currency fluctuations, as well as those factors discussed under "Risk Factors" in First Uranium's final prospectus dated December 12, 2006 as filed with securities regulatory authorities in Canada. Although First Uranium has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

These forward-looking statements are made as of the date hereof and there can be no assurance that such forward-looking statements will prove to be accurate as actual and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements that are included herein, except in accordance with applicable securities laws.

Conference Call

An investor conference call with regard to the acquisition of MWS has been set up for Wednesday, April 4 at 10h00 (16h00 in South Africa). The following numbers have been set up for participants on this conference call:

Toronto	416 644 3420
Toll free	1 800 594 3615
South Africa	09 800 0022 8228

A replay of this call will be available for one week at the following numbers:

Toronto	416 640 1917
Toll free	1 877 289 8525

A passcode of 21225860# is required to access the replay.

About First Uranium Corporation

First Uranium Corporation is focused on the development of South African uranium and gold mines with the goal of becoming a significant producer through the re-opening and development of the Ezulwini underground mine, and the construction of the Buffelsfontein tailings recovery facility. First Uranium also plans to grow production by pursuing acquisition and joint venture opportunities.

First Uranium Corporation
1240-155 University Avenue, Toronto, ON Canada M5H 3B7
www.firsturanium.com

For further information, please contact:
Gordon Miller, President and Chief Executive Officer at +27 11 830 0390
or Bob Tait, VP Investor Relations at 416 558-3858 or bob@firsturanium.com

FORM 45-102F1
NOTICE OF INTENTION TO DISTRIBUTE SECURITIES UNDER SECTION 2.8 OF NI 45-102 *RESALE OF SECURITIES*

Reporting issuer

1. Name of reporting issuer:

   First Uranium Corporation (the "Issuer")

Selling security holder

2. Your name:

   Simmer & Jack Mines, Limited ("Simmers")

3. The offices or positions you hold in the reporting issuer:

   None. Simmers holds approximately 67.2% of the Issuer's issued and outstanding common shares.

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer?

   No. Simmers has agreed to enter into a securities lending arrangement with RBC Dominion Securities Inc. ("RBC") pursuant to which it will lend five million common shares of the Issuer to RBC. Simmers has no current intention to sell any of its shareholding interest in the Issuer at this time and has agreed to enter into the securities lending arrangement solely for purposes of increasing the liquidity of the Issuer's common shares.

5. Number and class of securities of the reporting issuer you beneficially own:

   81,722,653 common shares.

Distribution

6. Number and class of securities you propose to lend:

   Simmers proposes to lend five million common shares of the Issuer to RBC pursuant to the securities lending arrangement described in item 4 above.

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.

   Simmers has agreed to enter into a private securities lending arrangement with RBC as described in item 4 above.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date April 16, 2007

SIMMER & JACK MINES, LIMITED

(Signed) Gordon Miller
Gordon Miller
President and Chief Executive Officer

FORM 45-102F1
NOTICE OF INTENTION TO DISTRIBUTE SECURITIES UNDER SECTION 2.8 OF NI 45-102 *RESALE OF SECURITIES*

Reporting issuer

1. Name of reporting issuer:

   First Uranium Corporation (the "Issuer")

Selling security holder

2. Your name:

   Simmer & Jack Mines, Limited ("Simmers")

3. The offices or positions you hold in the reporting issuer:

   None. Simmers holds approximately 67.2% of the Issuer's issued and outstanding common shares.

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer?

   No. Simmers has agreed to enter into a securities lending arrangement with Investec Bank Limited ("Investec") pursuant to which it will lend up to 2.5 million common shares of the Issuer to Investec. Simmers has no current intention to sell any of its shareholding interest in the Issuer at this time and has agreed to enter into the securities lending arrangement solely for purposes of increasing the liquidity of the Issuer's common shares in order to facilitate trading of the Issuer's common shares on the Johannesburg Stock Exchange.

5. Number and class of securities of the reporting issuer you beneficially own:

   81,722,653 common shares.

Distribution

6. Number and class of securities you propose to lend:

   Simmers proposes to lend up to 2.5 million common shares of the Issuer to Investec pursuant to the securities lending arrangement described in item 4 above.

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.

   Simmers has agreed to enter into a private securities lending arrangement with Investec as described in item 4 above.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date April 23, 2007

SIMMER & JACK MINES, LIMITED

(Signed) Gerhard Jacobs

Gerhard Jacobs
Chief Financial Officer

EARLY WARNING REPORT

SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 176 OF THE SECURITIES ACT (ALBERTA)
SECTION 92 OF THE SECURITIES ACT (MANITOBA)
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC)
NATIONAL INSTRUMENT 62-103

(1) Name and address of the offeror

Simmer & Jack Mines, Limited (the "offeror")
5 Press Avenue
Selby, Johannesburg
2025

(2) Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired

Immediately following the closing of the initial public offering of First Uranium Corporation ("FIU"), including the related over-allotment option, in December 2006, the offeror owned 81,722,653 common shares in the capital of FIU, representing approximately 67.2% of the issued and outstanding common shares of FIU. The offeror has entered into a securities lending agreement (the "SLA") with Investec Bank Limited ("Investec") under the terms of which the offeror has agreed to make available to Investec up to 7.5 million common shares of FIU, representing approximately 6.2% of the issued and outstanding common shares of FIU. Excluding the 7.5 million common shares that will be available to loan under the SLA, Simmers will continue to hold approximately 61% of the issued and outstanding common shares of FIU. The offeror has no current intention to sell any of its shareholding interest in FIU and has entered into the SLA with Investec solely for purposes of increasing the liquidity of FIU's common shares on the Toronto Stock Exchange and the Johannesburg Stock Exchange.

(3) Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release

Pursuant to the SLA, the offeror has agreed to lend to Investec up to 7.5 million common shares in the capital of FIU, representing approximately 6.1% of FIU's issued and outstanding common shares.

(4) **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (3) over which**

(i) **the offeror, either alone or together with any joint actors, have ownership and control**

See (2) and (3) above.

(ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor**

Not applicable.

(iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but do not have ownership**

Not applicable.

(5) **Name of the market in which the transaction or occurrence that gave rise to the news release took place**

Not applicable.

(6) **Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer**

The purpose of entering into the SLA is to increase the liquidity of FIU's common shares on the Toronto Stock Exchange and the Johannesburg Stock Exchange.

(7) **General nature and material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities**

Not applicable.

(8) Names of any joint actors in connection with the disclosure required by this report

Not applicable.

(9) In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror

See (2) above.

(10) If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities

Not applicable.

DATED this 2nd day of May, 2007.

SIMMER & JACK MINES, LIMITED

By: (Signed) "John Berry"
Name: John Berry
Title: Executive Director

FIRST URANIUM CORPORATION

as Issuer

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

as Indenture Trustee

INDENTURE

Dated as of May 3, 2007

providing for the issue of 4.25% Senior Unsecured
Convertible Debentures due June 30, 2012

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

THIS INDENTURE dated as of May 3, 2007

B E T W E E N:

FIRST URANIUM CORPORATION., a corporation continued under the laws of British Columbia.

(hereinafter called the "**Company**")

and

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada.

(hereinafter called the "**Indenture Trustee**")

WHEREAS:

A. The Company desires to provide for the creation and issue of senior unsecured convertible debentures with the designation of "4.25% Senior Unsecured Convertible Debentures due June 30, 2012" (the "**Debentures**"), all upon the terms and conditions set forth in this Indenture (as hereinafter defined);

B. All necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Indenture by the Company, to make the same effective and binding upon the Company, and to make the Debentures, when certified by the Indenture Trustee and issued as provided in this Indenture, valid, binding and legal obligations of the Company with the benefit and subject to the terms of this Indenture;

C. All necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the issuance of the Common Shares (as hereinafter defined) that may be issued upon conversion, redemption or maturity of the Debentures; and

D. The foregoing recitals are made as representations and statements of fact by the Company and not by the Indenture Trustee;

NOW, THEREFORE, THIS INDENTURE WITNESSES, and it is hereby agreed and declared, as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings:

"**1933 Act**" means the United States Securities Act of 1933, as amended from time to time;

"**1934 Act**" means the United States Securities Exchange Act of 1934, as amended from time to time;

"**Act**" or "**Act of Holder(s)**", when used with respect to any Holder(s), shall have the meaning specified in section 1.12.1;

"**Additional Amounts**" has the meaning ascribed thereto in subsection 2.15.1;

"**Additional Shares**" has the meaning ascribed thereto in subsection 3.9.7;

"**Affiliate**" shall have the meaning ascribed thereto in the *Securities Act* (Ontario), as amended from time to time;

"**Agent**" means a Person appointed to act on behalf of another Person;

"**Applicable Law**" shall mean, at any time, with respect to any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgments and decrees, and all official requests, directives, rules, guidelines, orders, policies, practices and other requirements of any Governmental Authority relating or applicable at such time to such Person, property, transaction, event or other matter, and shall also include any interpretation thereof by any Person having jurisdiction over it or charged with its administration or interpretation;

"**Applicable Securities Law**" shall mean any Applicable Law in any jurisdiction regulating, or regulating disclosure with respect to, any sale or distribution of securities in, or to residents of, such jurisdiction;

"**Applicants**" has the meaning ascribed thereto in subsection 2.18.1;

"**Beneficial Holder**" means a Person being the beneficial owner of a Debenture, as shown on a list maintained by a Participant or the Depository;

"**Board of Directors**" shall mean either the board of directors of the Company, or any committee of that board duly authorized to make a decision on the matter in question;

"**Board Resolution**" shall mean a copy of a resolution certified by the Chairman, President and Chief Executive Officer or any Vice-President or the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect and unamended on the date of such certification;

"**Book-Based System**" shall mean, in relation to the Global Debenture, the debt clearing, record entry, transfer and pledge systems and services established and operated by or on behalf of the Depository for the Debentures (including where applicable pursuant to one or more agreements between such Depository and its Participants establishing the rules and procedures for such systems and services) or any successor systems or services thereof;

"**Book-Entry Only Debentures**" means Debentures issued pursuant to the Book-Based System of the Depository;

"**Business Day**" shall mean any day of the week, other than Saturday, Sunday or a statutory holiday in the Province of Ontario, on which banking institutions are open for business in the City of Toronto, Province of Ontario;

"**Canadian Dollar**" or "**Dollar**" or "**$**" shall mean lawful currency of Canada;

"**Canadian generally accepted accounting principles**" shall mean generally accepted accounting principles established from time to time by the Canadian Institute of Chartered Accountants;

"**Canadian Government Obligations**" means securities that are (i) direct obligations of Canada for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of Canada, the payment of which is unconditionally guaranteed as a full faith and credit obligation by Canada, and shall also include a depository receipt issued by a bank or trust corporation as custodian with respect to any such Canadian Government Obligation or a specific payment of interest on or principal of any such Canadian Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount removed by the custodian in respect of the Canadian Government Obligation or the specific payment of interest on or principal of the Canadian Government Obligation evidenced by such depository receipt;

"**Capital Reorganization**" has the meaning ascribed thereto in subsection 6.1.5;

"**Cash Transaction**" means a transaction in respect of which the consideration for Common Shares is received wholly or Partially in Cash;

"CDS" shall mean The Canadian Depository for Securities Limited, together with its successors from time to time;

"**Certificate of the Company**" shall mean a certificate signed by a Responsible Officer of the Company;

"**Change of Control**" means the acquisition of voting control or direction over 50.1% or more of the aggregate voting rights attached to the issued share capital of the Company then outstanding;

"**Common Shares**" means the Common Shares in the capital of the Company;

"**Common Share Bid Request**" means a request for bids to purchase Common Shares (to be issued by the Company on the Common Share Delivery Date) made by the Indenture Trustee in accordance with the Common Share Interest Payment Election Notice;

"**Common Share Delivery Date**" means a date, not more than 90 days and not less than seven Business Days prior to the applicable Interest Payment Date, upon which Common Shares are issued by the Company and delivered to the Indenture Trustee for sale pursuant to Common Share Purchase Agreements;

"**Common Share Interest Payment Election**" means an election by the Company to issue and deliver Common Shares to the Indenture Trustee for sale in the open market or pursuant to acceptable bids obtained pursuant to the Common Share Bid Requests in order to satisfy all or a part of an Interest Obligation in the manner described in the Common Share Interest Payment Election Notice;

"**Common Share Interest Payment Election Amount**" means the aggregate net proceeds resulting from the sale of Common Shares on or about the Common Share Delivery Date on the open market or pursuant to acceptable bids obtained pursuant to the Common Share Bid Requests;

"**Common Share Interest Payment Election Notice**" means a written notice made by the Company to the Indenture Trustee specifying:

(a) the Interest Obligation to which the election relates;

(b) the amount of proceeds which the Company wishes to raise;

(c) the investment banks, brokers or dealers through which the Indenture Trustee shall seek bids to purchase the Common Shares and the conditions of such bids, which may include the minimum number of Common Shares, minimum price per Common Share, timing for closing for bids and such other matters as the Company may specify; and

(d) that the Indenture Trustee shall either sell on the open market or solicit and accept through the investment banks, brokers or dealers selected by the Company only those bids which comply with such notice;

"**Common Share Proceeds Investment**" has the meaning ascribed thereto in subsection 7.1.10;

"**Common Share Price**" means the per Common Share consideration paid to holders of Common Shares in respect of the Cash Transaction;

"**Common Share Purchase Agreement**" means an agreement in customary form among the Company, the Indenture Trustee and the Persons making acceptable bids pursuant to a Common Share Bid Request, which complies with all Applicable Laws and the rules and regulations of any Recognized Stock Exchange;

"**Common Share Reorganization**" has the meaning ascribed thereto in subsection 6.1.2;

"**Company**" shall mean First Uranium Corporation. until a successor corporation shall have become such pursuant to the applicable provisions of this Indenture, and thereafter, "**Company**" shall mean such successor corporation;

"**Company Request**" or "**Company Order**" shall mean a written request or order signed in the name of the Company by any Responsible Officer of the Company and delivered to the Indenture Trustee;

"**Conversion Date**" has the meaning ascribed thereto in subsection 4.1.2;

"**Conversion Notice**" has the meaning ascribed thereto in subsection 4.1.2;

"**Conversion Number**", as of the applicable Conversion Date, means the number obtained when dividing $1,000 principal amount of Debentures by the Conversion Price, and rounding to four decimal places;

"**Conversion Price**" means $16.42 per Common Share, subject to adjustment from time to time pursuant to Article 6;

"**Conversion Value**" means, for each $1,000 principal amount of Debentures, the amount equal to the Conversion Number multiplied by the Current Market Price;

"**Corporate Trust Office**" shall mean the principal office or offices of the Indenture Trustee in the City of Toronto, Province of Ontario, at which at any particular time its corporate trust business shall be administered;

"**Counsel**" shall mean, in the case of Counsel to the Indenture Trustee, any barrister, solicitor or other lawyer or firm of barristers, solicitors or other lawyers retained or employed by the Indenture Trustee (who may, except as otherwise expressly provided in this Indenture, also be Counsel to the Company) and, in the case of Counsel to the Company, any barrister, solicitor or other lawyer or firm of barristers, solicitors or other lawyers retained or employed by the Company;

"**Current Market Price**" means, in respect of the Common Shares on any Date of Determination, except as otherwise provided, an amount equal to the Weighted Average

Trading Price of such shares on the TSX, or if the Common Shares are not listed on the TSX, on another Recognized Stock Exchange, for 20 consecutive Trading Days ending five Trading Days prior to such Date of Determination, provided that if the Common Shares are not listed on the TSX and are listed on more than one Recognized Stock Exchange, the Current Market Price shall be calculated on the Recognized Stock Exchange on which the volume of transactions on the Common Shares was the highest during such 20 consecutive Trading Days, or if the Common Shares are not listed on any Recognized Stock Exchange, then on the over-the-counter market;

"**Date of Determination**" means, as applicable, the Conversion Date, the Redemption Date, the Payment Date or the Maturity Date;

"**Debentureholder(s)**" or "**Holder(s)**" means the registered holder(s) of Debentures for the time being, and including, for greater certainty, in the case of any Global Debenture, the Depository or its nominee in whose name such Registered Global Debenture is registered, as the case may be;

"**Debentures**" means the 4.25% senior unsecured convertible debentures due June 30, 2012 issued under this Indenture and certified pursuant to this Indenture;

"**Definitive Debentures**" means Debentures in the form of individual certificates in definitive fully registered form issued pursuant to section 2.2 and substantially in the form of Schedule "A";

"**Depository**", in respect of the Book-Entry Only Debentures, means CDS and includes any successor corporation or any other depository subsequently appointed by the Company as the depository in respect of Book-Entry Only Debentures;

"**Dividends Paid in the Ordinary Course**" means dividends paid on the Common Shares in any financial year of the Company, whether in (i) cash, (ii) shares of the Company, or (iii) rights, options or warrants to purchase any shares, property or other assets of the Company (but excluding rights, options or warrants referred to in subsections 6.1.2(c) or (d)), in each case to the extent that the amount or value of such dividends paid in such financial year in the aggregate does not exceed the greater of:

(a) 150% of the aggregate amount or value of dividends paid by the Company on the Common Shares in its immediately preceding financial year; and

(b) 100% of the consolidated net income of the Company (before extraordinary items but after dividends payable on all shares ranking prior to or on a parity with the Common Shares with respect to the payment of dividends) for its immediately preceding financial year, determined in accordance with Canadian generally accepted accounting principles,

and for the purpose of the foregoing where any dividend is paid otherwise than in cash, any securities so distributed by way of dividend shall be valued at the Fair Market Value of such securities;

"**Effective Date**" means the date that the Cash Transaction has become or been declared unconditional in all respects and the Company becomes aware that the right to cast more than 50.1% of the votes which may ordinarily be cast on a poll at a general meeting of the shareholders has or will become unconditionally vested in the offeror and/or any associate(s) of the offeror.

"**Event of Default**" shall mean any of the events identified in section 10.1.1 as being an Event of Default;

"**Extraordinary Resolution**" means a resolution at a meeting of Holders of Debentures duly convened and held in accordance with the provisions of Article 13 passed by the favourable votes of the Holders of not less than $66^2/_3$% of the principal amount of Outstanding Debentures represented in person or by proxy at such meeting or signed in the manner contemplated by section 13.8;

"**Fair Market Value**", as at any date, means:

(a) with respect to a security listed and posted for trading on a stock exchange, the Weighted Average Trading Price of such security on such stock exchange for the 20 consecutive Trading Days immediately preceding such date on the stock exchange on which the greatest volume of trading in the security occurred during such 20 Trading Day period;

(b) with respect to a security not listed and posted for trading on a stock exchange but traded in an over-the-counter market, the Weighted Average Trading Price of such security on such over-the-counter market for the 20 consecutive Trading Days immediately preceding such date;

(c) with respect to a security not listed and posted for trading on a stock exchange and not traded in an over-the-counter market, the fair market value thereof at such date as determined by the Board of Directors; or

(d) for any other security or property, the fair market value thereof at such date as determined by the Board of Directors or an independent member of the Investment Dealers Association of Canada selected from time to time by the Board of Directors for such purpose;

"**Freely Tradeable**" means, in respect of shares of any class in the capital of any corporation, shares which (i) are issuable by a corporation without the necessity of filing a prospectus or any other similar offering document (other than such prospectus or similar offering document that has already been filed) under Applicable Securities Laws and such issue does not constitute a distribution (other than a distribution already qualified by prospectus or similar offering document) or constitutes an exempt distribution under Applicable Securities Laws; and (ii) can be traded by the holder thereof without any restriction under Applicable Securities Laws, such as hold periods, except in the case of a "control distribution" as defined under Applicable Securities Laws and except in respect of Common Shares required to carry legends on the certificates

representing such Common Shares pursuant to sections 2.19, 3.7.10 and 4.5 hereto and subject to resale restrictions imposed by the 1933 Act and applicable state securities laws;

"**Global Debenture**" means one or more fully registered global Debentures as described in subsection 2.11.1;

"**Governmental Authority**" shall mean, when used with respect to any Person, any government, parliament, legislature, regulatory authority, agency, tribunal, department, commission, board, instrumentality, court, arbitration board or arbitrator or other law, regulation or rule-making entity (including a Minister of the Crown, any central bank, Superintendent of Financial Institutions, Recognized Stock Exchange, or other comparable authority or agency) having or purporting to have jurisdiction on behalf of, or pursuant to the laws of, Canada or any country in which such Person is residing, incorporated, continued, amalgamated, merged or otherwise created or established or in which such Person carries on business or holds property, or any province, territory, state, municipality, district or political subdivision of any such country or of any such province, territory or state of such country;

"**Indenture**" means or refers to this Indenture as amended or supplemented by any indenture, deed or instrument supplemental or ancillary thereto;

"**Indenture Trustee**" shall mean Computershare Trust Company of Canada until a successor Indenture Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter, "Indenture Trustee" shall mean or include each Person who is then an Indenture Trustee hereunder;

"**Independent Member of the Investment Dealers Association of Canada**" means a member firm of the Investment Dealers Association of Canada that, in the determination of the Board of Directors acting reasonably, is independent of the Company and the issuer of any securities that are the subject matter of the engagement, having regard to, among other things, the considerations set out in National Instrument 33-105 *Underwriting Conflicts* or any successor instrument;

"**Interest Obligation**" means the obligation of the Company to pay interest on the Debentures, as and when the same becomes due;

"**Interest Payment Date**" means June 30 and December 31 in each year until all interest has been paid, the first Interest Payment Date being June 30, 2007 and the last Interest Payment Date being June 30, 2012;

"**Issue Date**" means the date on which the Debentures are issued by the Company pursuant to this Indenture;

"**Legended Debentures**" means Debentures bearing the U.S. Legend;

"**Maturity**" shall mean the date on which principal becomes due and payable under the Debentures;

"**Maturity Date**" means June 30, 2012 or such other date on which the Debentures become due and payable;

"**Maturity Notice**" has the meaning attributed thereto in subsection 5.2.1;

"**Notice**" shall mean any notice, document or other communication required or permitted to be given under this Indenture;

"**Offer to Purchase**" means an offer to purchase in cash Debentures by the Company from the Debentureholders commenced by mailing a notice to the Indenture Trustee and the Indenture Trustee mailing a notice to and each Debentureholder specifying the material terms of the Offer to Purchase and any other information required in such notice by the Indenture;

"**Office**" or "**Agency**" shall mean an office or agency of the Company, the Indenture Trustee, the Transfer Agent or the paying agent, as the case may be, maintained or designated in the Place of Payment pursuant to this Indenture or any other office or agency of the Company, the Indenture Trustee, the Transfer Agent or the paying agent, as the case may be, maintained or designated pursuant to this Indenture;

"**Officer's Certificate**" shall mean a written certificate signed by any Responsible Officer of the Company, and delivered to the Indenture Trustee;

"**Opinion of Counsel**" shall mean a written opinion addressed to the Indenture Trustee (among other addressees) by Counsel who shall be reasonably satisfactory to the Indenture Trustee;

"**Outstanding**" when used with respect to Debentures shall mean, as of the date of determination, all Debentures theretofore certified and delivered by the Indenture Trustee under this Indenture, except:

(a) Debentures theretofore cancelled by the Indenture Trustee or delivered to the Indenture Trustee for cancellation;

(b) Debentures for whose payment, purchase, repurchase or redemption money in the necessary amount has been theretofore deposited with the Indenture Trustee under gratuitous deposit or set aside and segregated in trust by the Company (if the Company shall act as its own paying agent) for the Holders of such Debentures; provided, however, that if such Debentures are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Indenture Trustee has been made; and

(c) Debentures that have been surrendered to the Indenture Trustee pursuant to section 2.16 or in exchange for or in lieu of which other Debentures have been certified and delivered pursuant to this Indenture, other than any such Debentures in respect of which there shall have been presented to the Indenture Trustee proof satisfactory to it that such Debentures are held by a *bona fide* purchaser in whose hands such Debentures are valid obligations of the Company;

provided, however, that in determining whether the Holders of the requisite principal amount of Debentures then Outstanding have taken any Act of Holders hereunder, Debentures owned by the Company or any Affiliate of the Company shall be disregarded and deemed not to be then Outstanding; provided further that, in determining whether the Indenture Trustee shall be protected in acting and relying upon such Act of Holders, only Debentures of which the Indenture Trustee has actual notice that they are so owned shall be so disregarded; and provided further that Debentures so owned that have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Indenture Trustee the pledgee's right to act with respect to such Debentures and that the pledgee is not the Company or any Affiliate of the Company;

"**Partially in Cash**" means in respect of consideration received for Common Shares, consideration which includes (i) cash, (ii) other property or (iii) equity securities that are not traded or scheduled to be traded immediately following such transaction on a Recognized Stock Exchange where the fair market value of such cash, other property or equities is 10% or more of the aggregate fair market value of the consideration;

"**Participant**" shall mean, in relation to a Depository, a broker, dealer, bank or other financial institution or other Person on whose behalf such Depository or its nominee holds Debentures pursuant to a Book-Based System operated by such Depository;

"**Payment Date**" has the meaning ascribed thereto in subsection 3.9.1;

"**Permitted Indebtedness**" shall include (i) the principal of, the premium (if any) and interest and other obligations of the Company (including without limitation any indebtedness of any subsidiaries of the Company, the payment of performance of which is guaranteed by the Company), other than the obligations of the Company under the Debentures, which, presently or in the future: (A) is secured; (B) is owed to a bank or other financial institution, whether or not secured, including, without limitation and for greater certainty, any obligations under any master agreement, confirmation, schedule or other agreement entered into or to be entered into by the Company for the purpose of hedging interest rate liabilities and/or any exchange rate risks in relation to the Offering, or (C) is Project Finance Indebtedness, and (ii) renewals, extensions and refundings of any of the foregoing indebtedness, unless, in any of the foregoing specified cases, it is provided by the terms of the instrument creating or evidencing renewals, extensions and refundings of any such indebtedness that such indebtedness ranks equally and rateably in right of payment with the Debentures;

"**Person**" shall mean any natural person, corporation, firm, partnership, joint venture, trustee, executor, liquidator of a succession, administrator, legal representative or other unincorporated association, trust, unincorporated organization, government or Governmental Authority and pronouns relating thereto have a similar extended meaning;

"**Place of Payment**" shall mean the place or places where the principal of and any premium, if any, interest and other amounts on Debentures are payable;

"**Proceeding**" shall mean any suit, action or other judicial or administrative proceeding;

"**Project Finance Indebtedness**" shall mean any present or future indebtedness incurred to finance the ownership, acquisition, construction, creation, development, maintenance and/or operation of an asset (whether or not an asset of the Company or any of its Subsidiaries), or any associated rehabilitation works, in respect of which the person or persons to whom any such indebtedness is or may be owed by the relevant borrower (whether or not the Company or any of its Subsidiaries) has or have no recourse whatsoever to the Company or any of its Subsidiaries for the repayment thereof other than: (i) recourse for amounts limited to the cash flow or net cash flow (other than historic cash flow or historic net cash flow) from such asset or the business of owning, acquiring, constructing, developing, maintaining and/or operating such asset; and/or (ii) (A) recourse for the purpose only of enabling amounts to be claimed in respect of such indebtedness in an enforcement of any encumbrance given over such asset (and/or any other assets primarily used in the business of owning, acquiring, constructing, creating, developing, maintaining and/or operating such asset) or the income, cash flow or other proceeds deriving therefrom (or given over shares or the like in the capital of the borrower or owner of the asset or any Subsidiary described in paragraph (iv)) to secure such indebtedness, provided that (aa) the extent of such recourse is limited solely to the amount of any recoveries made on any such enforcement and (bb) such person or persons is/are not entitled, by virtue of any right or claim arising out of or in connection with such indebtedness, to commence proceedings for the winding up or dissolution of the Company or any of its Subsidiaries (other than a Subsidiary described in paragraph (iv)) or to appoint or procure the appointment of any receiver, trustee or similar person or officer in respect of the Company or any of its Subsidiaries (other than a Subsidiary described in paragraph (iv)) or any of its assets (save for the assets the subject of such encumbrance); and/or (B) recourse against the assets, income, cashflow, proceeds or shares or the like subject to an encumbrance referred to in this paragraph (ii); and/or (iii) recourse under any form of assurance, undertakings or support, which recourse is limited to a claim for damages (other than liquidated damages and damages required to be calculated in a specified way) or under an indemnity for breach of an obligation or representation (not being a payment obligation or an obligation to procure payment by another or an indemnity in respect thereof or any obligation to comply or to procure compliance by another with any financial ratios or other tests of financial condition other than costs to complete tests or project completion tests) of the Company or any of its Subsidiaries; and/or (iv) recourse against (aa) any Subsidiary, or the assets of any Subsidiary, whose principal business comprises the ownership, acquisition, construction, creation, development, maintenance and/or operation of the asset concerned; or (bb) any Subsidiary, or the assets of any Subsidiary, whose principal business comprises the ownership or financing, directly or indirectly, of any Subsidiary described in paragraph (iv)(aa); and/or (v) recourse under any guarantee and/or indemnity of such indebtedness or completion of construction or development of an asset, provided that in any such case the guarantee and/or indemnity is (to the extent not permitted by any of the foregoing paragraphs) released or discharged if completion of the relevant construction or development occurs on or prior to the agreed date for completion referred to in or in connection with the guarantee and/or indemnity and no default under or in connection with such indebtedness, guarantee or indemnity or any agreement relating thereto is then subsisting.

"**Property**" shall mean any asset, revenue or any other property or property right or interest, whether tangible or intangible, real or personal, including, without limitation, any right to receive income;

"**Property Account**" means a segregated trust account with a "financial institution" as that term is defined in the *Bank Act* (Canada);

"**Recognized Stock Exchange**" means the TSX or if the Common Shares are not listed on the TSX, any other stock exchange on which the Common Shares are then listed and posted for trading;

"**Redemption Amount**" has the meaning ascribed thereto in section 3.4;

"**Redemption Date**" means the later of (i) June 30, 2010 and (ii) the date selected by the Company for redemption pursuant to section 3.1;

"**Redemption Notice**" has the meaning ascribed thereto in section 3.4;

"**Redemption Price**" shall mean, when used with respect to any Debenture to be redeemed, the price at which it is to be redeemed;

"**Regular Interest Record Date**" means, with respect to an Interest Payment Date, the date determined as the record date for the determination of the Holders to which interest on Debentures is payable on such Interest Payment Date, which date shall be the 15th Business Day of the month immediately preceding the first day of the month in which such Interest Payment Date occurs for Definitive Debentures;

"**Regulation S Resale**" has the meaning ascribed thereto in subsection 2.14.2;

"**Responsible Officer of the Company**" means the Chairman, the President, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, any Vice-President, the Secretary, any Assistant Secretary, or any other officer of the Company customarily performing functions similar to those performed by any of the above designated officers;

"**Rights Period**" and "Rights Offering" have the meanings ascribed thereto in subsection 6.1.3;

"**Rights Offering Price**" has the meaning ascribed thereto in subsection 6.1.6;

"**Rule 144 Sale**" has the meaning ascribed thereto in subsection 2.14.2;

"**Security**" shall mean any mortgage, pledge, hypothec, lien, security interest, charge or other encumbrance of any kind;

"**Share Redemption Right**" has the meaning ascribed thereto in subsection 3.7.1;

"**Share Repayment Right**" has the meaning ascribed thereto in subsection 5.2.1;

"**Special Distribution**" has the meaning ascribed thereto in subsection 6.1.4;

"**Stated Maturity**" shall mean, with respect to any principal of or accrued interest on a Debenture, the fixed date or dates specified on which such principal or interest is due and payable;

"**Subsidiary**" in relation to any body corporate, shall mean a corporation a majority of the outstanding voting securities of which are beneficially owned, directly or indirectly, by or for such body corporate and/or by or for any corporation in like relation to such body corporate and includes any corporation in like relation to a Subsidiary and, for purposes of this definition, "voting securities" means securities having under all circumstances voting power to elect at least a majority of the board of directors, provided that, securities which only carry the right to vote conditionally on the happening of an event shall not be considered to be voting securities nor shall any securities be deemed to cease to be voting securities solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such event;

"**Successor Company**" shall have the meaning ascribed thereto in subsection 14.1.1(a);

"**Supplemental Indenture**" shall have the meaning ascribed thereto in section 16.1.1;

"**Taxes**" has the meaning ascribed thereto in section 2.15;

"**Trading Day**" means, with respect to any Recognized Stock Exchange or any other market for securities, any day on which such exchange or market is open for trading or quotation;

"**Transfer Agent**" shall mean Computershare Investor Services Inc. or other Person or Persons appointed as the transfer agent for the Common Shares, in such capacity, together with such Persons' or Person's successor from time to time in such capacity;

"**TSX**" means the Toronto Stock Exchange;

"**United States**" has the meaning ascribed to that term in Regulation S under the 1933 Act;

"**U.S. Legend**" has the meaning attributed thereto in subsection 2.19.1;

"**Voting Shares**" means a share conferring a right to vote in all circumstances or by reason of an event which occurred or is occurring, and includes a security convertible into such a share, as well as an option or a right which may be exercised to acquire such a share or security and in particular the Common Shares of the Company;

"**Weighted Average Trading Price**" means, with respect to any security on a stock exchange or quotation service during a specified period, the quotient obtained by dividing (i) the aggregate sale price of all such securities sold on such stock exchange or quotation service during such period by (ii) the total number of such securities sold on such stock exchange or quotation service during such period, as determined from time to time by the

Board of Directors, or upon request of the Board of Directors, as determined by an Independent Member of the Investment Dealers Association of Canada for such purpose;

"**Wholly-Owned Subsidiary**" means any corporation of which the Company beneficially owns, directly or indirectly, all the Voting Shares and equity shares and a corporation shall be deemed to beneficially own Voting Shares and equity shares beneficially owned by a Wholly-Owned Subsidiary and so on indefinitely;

"**Written Order**" or "**Written Request**" means a written order or request, respectively, signed in the name of the Company by Responsible Officer or director of the Company; and

all other terms which are used herein but not otherwise defined herein, and that are defined in the *Securities Act* (Ontario), either directly or by reference therein, shall have the meanings assigned to them therein.

1.2 Interpretation

1.2.1 Words importing the singular number shall include the plural and vice versa and words importing gender shall include the masculine, feminine and neuter genders.

1.2.2 The words "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**", and other words of similar import refer to this Indenture as a whole and not to any particular article, section, subsection, paragraph, clause or other part of this Indenture.

1.2.3 Except as otherwise provided herein, any reference in this Indenture to any act, statute, regulation, policy statement, instrument, agreement, or section hereof shall be deemed to be a reference to such act, statute, regulation, policy statement, instrument, agreement or section thereof as amended, re-enacted or replaced from time to time.

1.3 Accounting Terms

As used in this Indenture and in any certificate or other document made or delivered pursuant to this Indenture, accounting terms not defined in this Indenture, or in any such certificate or other document, and accounting terms partly defined in this Indenture or in any such certificate or other document to the extent not defined, shall have the respective meanings given to them under Canadian generally accepted accounting principles. To the extent that the definitions of accounting terms in this Indenture, or in any such certificate or other document are inconsistent with the meanings of such terms under Canadian generally accepted accounting principles, the definitions contained in this Indenture, or in any such certificate or other document shall prevail.

1.4 Headings and Table of Contents

The division of this Indenture, or any related document, into articles, sections, subsections, paragraphs, clauses and other subdivisions, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or any such related document.

1.5 Section and Schedule References

Unless something in the subject matter or context is inconsistent therewith, references in this Indenture to articles, sections, subsections, paragraphs, clauses, other subdivisions, exhibits, appendices or schedules are to articles, sections, subsections, paragraphs, clauses, other subdivisions, exhibits, appendices or schedules of or to this Indenture.

1.6 Governing Law

This Indenture and each Debenture issued hereunder shall be governed by, and construed with, the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.7 Currency

Unless expressly provided to the contrary in this Indenture or in any Debenture, all monetary amounts in this Indenture or in such Debenture refer to Canadian Dollars.

1.8 Non-Business Days

Unless expressly provided to the contrary in this Indenture or in any Debenture, whenever any payment shall be due, any period of time shall begin or end, any calculation is to be made or any other action is to be taken on, or as of, or from a period ending on, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other actions shall be taken, as the case may be, on, or as of, or from a period ending on, the next succeeding Business Day.

1.9 Time

Unless otherwise expressly stated in this Indenture or in any Debenture, all references to a time will mean Eastern Standard Time. Time shall be of the essence in this Indenture.

1.10 Independence of Covenants

Each covenant contained in this Indenture shall be construed (absent an express provision to the contrary) as being independent of each other covenant, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant.

1.11 Form of Documents Delivered to Indenture Trustee

1.11.1 In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

1.11.2 Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

1.12 Acts of Holders

1.12.1 Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing. Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may, alternatively, be embodied in and evidenced by the record of Holders of Debentures voting in favour thereof, either in person or by proxies duly appointed in writing, at any meeting of Holders of Debentures duly called and held in accordance with the provisions of article 14, or a combination of such instruments and any such record. Except as herein otherwise expressly provided, such action shall become effective when such requisite instrument or instruments are delivered to the Indenture Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "**Act of Holders**" or the "**Act**" of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and, subject to subsection 12.1.1, conclusive in favour of the Indenture Trustee and the Company, if made in the manner provided in this section 1.12. The record of any meeting of Holders of Debentures shall be provided in the manner specified in section 13.7 .

1.12.2 The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgements of deeds, certifying that the individual signing such instrument or writing acknowledged to such notary public or other officer the execution thereof. Where such execution is by a signer acting in a capacity, other than such signer's individual capacity, such certificate or affidavit shall also constitute sufficient proof of such signer's authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any manner that the Indenture Trustee deems sufficient.

1.12.3 If the Company or the Indenture Trustee shall solicit from the Holders of Debentures any Act, the Company or the Indenture Trustee, as the case may be, may, at its option, fix in advance a record date for the determination of Holders of Debentures entitled to take such Act, but the Company or the Indenture Trustee, as the case may be, shall have no obligation to do so. Any such record date shall be fixed at the Company's or the Indenture Trustee's discretion, as the case may be, provided that such record date shall be fixed on a date not more than 60 days prior to the Act. If such a record date is fixed, such Act may be sought or taken before or after the record date, but only the Holders of Debentures of record at the close of business on such record date shall be deemed to be Holders of Debentures for the purpose of determining whether Holders of the requisite proportion of Debentures Outstanding have authorized or agreed or consented to such Act, and for that purpose the Debentures Outstanding shall be computed as of such record date.

1.12.4 Any Act of the Holder of any Debenture shall bind every future holder of the same Debenture and the Holder of every Debenture issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, suffered or omitted by the Indenture Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Debenture.

1.13 Interest Payments and Calculations

1.13.1 All interest payments to be made under this Indenture or any Debenture shall be paid without allowance or deduction for deemed re-investment or otherwise, both before and after Maturity and before and after default and/or judgment, if any, until payment of the amount on which such interest is accruing, and, to the extent permitted by Applicable Law, interest will accrue on overdue interest.

1.13.2 For the purposes of the *Interest Act* (Canada), if in this Indenture or in any Debenture a rate of interest is or is to be calculated on the basis of a period which is less than a full calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the calendar year for which such calculation is made and divided by 365 days.

1.13.3 The rate of interest stipulated in this Indenture or in any Debenture will be calculated using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or on any other basis that gives effect to the principle of deemed re-investment of interest.

1.13.4 In calculating interest under this Indenture or under a Debenture for any period, unless otherwise specifically stated, the first day of such period shall be included and the last day of such period shall be excluded.

1.14 English Language

The Company, the Indenture Trustee and, by their acceptance of Debentures and the benefits of this Indenture, the Holders acknowledge that this Indenture, each Debenture and each document related hereto and thereto has been drawn up in English at the express will of such Persons.

1.15 Successors and Assigns

All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether expressed or not.

1.16 Severability Clause

If any provision in this Indenture or in the Debentures shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

1.17 Benefits of Indenture

Nothing in this Indenture and in the Debentures, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any paying agent, any registrar and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.18 Unclaimed Debentures

Subject to Applicable Law, all Debentures together with any interest thereon which remain unclaimed after a period of three calendar years from the date on which they are redeemed or mature shall be forfeited and shall revert to the Company.

1.19 Schedules

The following Schedules form part of this Indenture:

Schedule "A"	-	Form of Debenture
Schedule "B"	-	Form of Redemption Notice
Schedule "C 1"	-	Form of Conversion Notice
Schedule "C 2"	-	Form of Maturity Notice
Schedule "D"	-	Principal Amount Grid
Schedule "E"	-	Form of Declaration for Removal of U.S. Legend
Schedule "F"	-	Table for Determining the Number of Additional Shares in the Event of a Cash Transaction

1.20 Benefits of Indenture through Indenture Trustee

For greater certainty, this Indenture is being entered into with the Indenture Trustee for the benefit of the Holders and the Indenture Trustee declares that it holds all rights, benefits and interests of this Indenture on behalf of the Holders and each such person who becomes a Holder of the Debentures from time to time.

ARTICLE 2
THE DEBENTURES

2.1 Limit of Issue and Designation of Debentures

The Debentures authorized to be issued hereunder shall consist of, and be limited to no more than $150 million aggregate principal amount and shall be designated as "4.25% Senior Unsecured Convertible Debentures due June 30, 2012."

2.2 Form and Terms of Debentures

The Debentures shall be dated as of the Issue Date. The Debentures shall bear interest from and including the Issue Date at the rate of 4.25% per annum (after as well as before Maturity, default and judgment, with interest on overdue interest at the said rate), payable in equal semi-annual instalments in arrears on each Interest Payment Date, subject to section 2.3, and the Debentures shall mature on the Maturity Date.

Subject to the Share Redemption Right pursuant to subsection 3.7.1 and the Share Repayment Right pursuant to subsection 5.2.1, the principal of the Debentures will be payable on the Maturity Date in lawful money of Canada against surrender thereof by the Holder at the Corporate Trust Office or at such place or places as may be designated by the Company for that purpose.

The Debentures shall be issued as fully registered Debentures in denominations of $1,000 and integral multiples of $1,000, or as a Global Debenture, shall be redeemable as provided for in Article 3 and shall be convertible as provided for in Article 4.

The Debentures and the certificate of the Indenture Trustee endorsed thereon shall be substantially in the form set forth in Schedule "A" hereto, provided that if a Debenture is issued as a Global Debenture in accordance with section 2.11, it shall have appended thereto a principal amount grid in the form of Schedule "D" which shall be appropriately adjusted at such times as Debentures are converted, redeemed or repurchased in accordance with the terms hereof.

2.3 Interest

Each Debenture issued hereunder, whether issued originally or in exchange for another Debenture, shall bear interest from and including the Issue Date or from and including the last Interest Payment Date on which interest shall have been paid or made available for payment on the Debentures then Outstanding, whichever shall be the later, to but excluding the earlier of:

(a) the following Interest Payment Date;

(b) if called for redemption pursuant to section 3.1, the Redemption Date;

(c) if purchased in accordance with section 3.8, the date of payment;

(d) if repurchased in accordance with section 3.9, the Payment Date;

(e) if converted in accordance with section 4.1, the Conversion Date; and

(f) the Maturity Date;

as the case may be (the "**Interest Period**"); unless such payment is improperly withheld or refused, upon due presentation and surrender thereof for payment on or after the appropriate date. The first Interest Payment Date shall be June 30, 2007 and the interest payment payable on

such Interest Payment Date will amount to $6.637 per $1,000 principal amount of Debenture. For greater certainty, interest for the first Interest Payment Date shall be calculated daily from May 3, 2007 to and including June 29, 2007. Each subsequent payment on an Interest Payment Date will amount to $21.25 per $1,000 principal amount of Debenture. The interest payable per $1,000 principal amount of Debentures in respect of an Interest Period other than an Interest Period that ends on an Interest Payment Date shall be calculated by multiplying $1,000 by the interest rate of 4.25% per annum, dividing the product so obtained by 365 days and multiplying the quotient by the actual number of days in the said Interest Period.

2.4 Prescription

The right of the Debentureholders to exercise their rights under this Indenture shall become void unless the Debentures are presented for payment within a period of three years from the Maturity Date, after which payment thereof shall be governed by the provisions of Article 11 hereof. The Company shall have satisfied its obligations under the Debentures upon remittance to the Indenture Trustee for the account of the Debentureholders, upon redemption, repurchase, conversion or at the Maturity Date, of any and all consideration due hereunder in cash or by the delivery of Freely Tradeable Common Shares, subject to and in accordance with the provisions of this Indenture, and such remittance shall for all purposes be deemed a payment to the Debentureholders, and to that extent such Debentures shall thereafter not be considered as Outstanding and the Debentureholders shall have no right, except to receive payment out of the moneys so paid and deposited or Freely Tradeable Common Shares deposited upon surrender of its Debentures.

2.5 Issue of Debentures

Debentures in such aggregate principal amounts as the Board of Directors shall determine and in lawful money of Canada shall be executed by the Company from time to time and, forthwith after such execution, shall be delivered to the Indenture Trustee and shall be certified by the Indenture Trustee and delivered to the Company in accordance with the terms of section 2.7. Other than as contemplated by section 2.8.2, the Indenture Trustee shall receive no consideration for the certification of Debentures.

2.6 Execution

2.6.1 The Debentures shall be executed on behalf of the Company by any two Responsible Officers of the Company. The Debentures may, but need not, be under the corporate seal of the Company or a reproduction thereof (which reproduction shall for such purposes be deemed to be the corporate seal of the Company). The signature of any of these officers on the Debentures may be manual or facsimile. Debentures bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Debentures.

2.6.2 If Debentures are issued as Definitive Debentures, the Company shall provide to the Indenture Trustee a supply of certificates to evidence such Definitive Debentures in such

form, in such amounts, bearing such distinguishing letters and numbers, and as at such times as are necessary to enable the Indenture Trustee to fulfil its responsibilities under this Indenture.

2.7 Certification by Indenture Trustee

2.7.1 At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Debentures executed on behalf of the Company to the Indenture Trustee for certification, pursuant to a Company Order applicable thereto and evidence of compliance, if requested by the Indenture Trustee, in accordance with section 12.4.1 and Applicable Law. Upon receipt by the Indenture Trustee of a Company Order applicable to such Debentures and such evidence of compliance, the Indenture Trustee shall certify and deliver such Debentures in the manner specified in such Company Order, without receiving any consideration for such certification and delivery.

2.7.2 No Holder shall be entitled to any right or benefit under this Indenture with respect to a Debenture, and such Debenture shall not be valid or binding for any purpose, unless such Debenture has been certified by the Indenture Trustee, as evidenced by the manual signature of an authorized officer of the Indenture Trustee. Such certification upon any Debenture shall be conclusive evidence, and the only evidence, that such Debenture has been issued under this Indenture.

2.7.3 Debentures bearing the manual signature of an individual who was, at the time that such signature was affixed, an authorized signing officer of the Indenture Trustee, shall be valid and binding on the Indenture Trustee notwithstanding that such individual ceased to be an authorized signing officer of the Indenture Trustee prior to the delivery of such Debentures.

2.7.4 The certification by the Indenture Trustee on the Debentures shall not be construed as a representation or warranty by the Indenture Trustee as to the validity of this Indenture or of the Debentures (except in respect of the due certification thereof and any other warranties implied by law) or as to the performance by the Company of its obligations under this Indenture and the Indenture Trustee shall in no respect be liable or answerable for the use made of the Debentures or any of them or of the proceeds thereof.

2.8 Registration of Exchanges

2.8.1 Debentures may be exchanged for one or more Debentures in an equal aggregate principal amount upon surrender of the Debentures to be exchanged at the specified office of the Indenture Trustee; provided, however, that each Debenture issued in exchange for such original Debenture shall have a principal amount in an authorized denomination as provided for herein.

2.8.2 The Indenture Trustee may make a charge to reimburse itself for any stamp taxes or governmental charges required to be paid and a reasonable charge for their services and a reasonable sum per Debenture created and issued upon any exchange or transfer of Debentures effected by them. Payment of such charges will be made by the Person requesting the exchange or transfer as a condition precedent to such exchange or transfer.

2.9 Persons Entitled to Payment

2.9.1 Prior to due presentment for registration of transfer of any Debenture, the Company, the Indenture Trustee and any other Person, as the case may be, may treat the Person, as the case may be, in whose name any Debenture is registered in the applicable register (including in the case of a Global Debenture, the Depository or the nominee of such Depository in whose name such Global Debenture is registered) as the absolute and sole owner of such Debenture for all purposes including receiving payment of the principal of, and any premium, if any, interest or other amount on such Debenture, receiving any notice to be given to the Holder of such Debenture, and taking any Act of Holders with respect to such Debenture, whether or not any payment with respect to such Debenture shall be overdue, and none of the Company, the Indenture Trustee or any other Person, as the case may be, shall be affected by notice to the contrary.

2.9.2 Delivery of a Debenture to the Indenture Trustee by or on behalf of the Holder thereof shall, upon payment of such Debenture, be a valid discharge to the Company of all obligations evidenced by such Debenture. None of the Company, the Indenture Trustee or any other Person shall be bound to inquire into the title of any such Holder.

2.9.3 In the case of the death of one or more joint registered Holders of a Debenture, the principal of, and premium, if any, interest and any other amounts on such Debenture may be paid to the survivor or survivors of such registered Holders whose receipt of such payment, accompanied by the delivery of such Debenture, shall constitute a valid discharge to the Company and the Indenture Trustee.

2.10 Payment of Principal and Interest on Definitive Debentures

2.10.1 Subject to early redemption, repurchase or conversion pursuant to the terms hereof, as payments in respect of interest on the Definitive Debentures become due, interest payable on the Definitive Debentures on an Interest Payment Date will be payable by the Company to the Holders thereof in whose names the Debentures are registered at the close of business on the Regular Interest Record Date with respect to the applicable Interest Payment Date. No later than 12:00 p.m. (Toronto time) on the day that is three Business Days preceding each Interest Payment Date, the Company shall deliver sufficient funds by way of money order, certified cheque, bank draft or wire transfer to the Indenture Trustee to enable it to forward or cause to be forwarded by prepaid post, to the Holder in whose name any Debenture is registered at the close of business on the Regular Interest Record Date with respect to the applicable Interest Payment Date, at his or her last address appearing on the relevant register, or in the case of joint Holders, to any (or all) Holder(s) whose name(s) appear(s) on such register, on the Interest Payment Date (or the first Business Day thereafter if the Interest Payment Date is not a Business Day) a cheque for such interest (less any withholding or other tax required by law to be deducted) payable to the order of such Holder or Holders and negotiable at par at any branch in Canada of such bank or banks as may be acceptable to the Indenture Trustee in its absolute discretion. The forwarding of such funds by the Company to the Indenture Trustee and the subsequent delivery of such funds by the Indenture Trustee to the Holders by cheque shall satisfy and discharge the Company's liability for payment of the interest on the Debentures to the extent of the sums represented thereby, plus the amount of any withholding or other tax deducted as

aforesaid, unless such cheque is not paid at par on presentation; provided that in the event of the non-receipt of such cheque by the Holder, or the loss or destruction thereof, the Indenture Trustee on being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it shall issue to such Holder a replacement cheque for the amount of such cheque. Notwithstanding the foregoing, if the Company is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Company may make payment of such interest or make such interest available for payment in any other manner acceptable to the Indenture Trustee with the same effect as though payment had been made in the manner provided above.

2.10.2 If a Debenture or a portion thereof is called or presented for redemption, repurchase or conversion and the Redemption Date, Payment Date or Conversion Date is subsequent to a Regular Interest Record Date but prior to the related Interest Payment Date, interest accrued on such Debenture will be paid upon presentation and surrender of such Debenture to the Corporate Trust Office up to but excluding the Redemption Date, the Payment Date or the Conversion Date.

2.10.3 Subject to the foregoing provisions of this section, each Debenture delivered upon the transfer of or in exchange for or in lieu of any other Debenture shall carry the rights to interest accrued and unpaid, and to accrue, that were carried by such other Debenture.

2.11 Book-Based System

2.11.1 The Debentures shall be issued as Book-Entry Only Debentures and shall be represented by one or more fully-registered permanent global security certificates in the form of the certificate set out in Schedule "A" hereto together with the legend provided for in subsection 2.11.2 and subsection 2.19, as applicable (the "Global Debenture(s)"). The Global Debenture(s) shall be held by, or on behalf of, the Depository as depository of the Participants in the Book-Based System and shall be registered in the name of "CDS & Co." (or such other name as the Depository may use from time to time as its nominee for the purposes of the Book-Based System). No Beneficial Holder will receive Definitive Debentures representing their beneficial ownership in Debentures unless the Company determines to terminate the Book-Entry Only Debentures.

2.11.2 The Global Debenture(s) shall bear a legend in substantially the following form subject to modification as required by the Depository:

> "UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO FIRST URANIUM CORPORATION (THE "ISSUER") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF

CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN. THIS CERTIFICATE IS ISSUED PURSUANT TO A MASTER LETTER OF REPRESENTATIONS OF THE ISSUER TO CDS, AS SUCH LETTER MAY BE REPLACED OR AMENDED FROM TIME TO TIME."

2.12 Payments of Principal and Interest for Book-Entry Only Debentures

2.12.1 Subject to sections 3.7.4 and 3.9 and Article 5, as payments in respect of principal and interest on the Debentures represented by the Global Debenture(s) become due, the Company shall (except in cases of payments on Maturity, redemption, repurchase or conversion which shall be made only upon presentation and surrender of the Global Debenture(s)), no later than on the applicable Interest Payment Date or on the Maturity Date, as the case may be, at the option of the Company:

(a) deliver or cause to be delivered to the office of the Indenture Trustee at the Corporate Trust Office at or before 10:00 a.m. three Business Days before such Interest Payment Date or Maturity Date, a certified cheque for the amount of such payment payable on such Interest Payment Date or Maturity Date, as the case may be, to the order of the Indenture Trustee and negotiable at par, or

(b) provide to the Indenture Trustee such payment by electronic funds transfer to an account designated by the Indenture Trustee, at or before 10:00 a.m. on the Business Day preceding such Interest Payment Date or Maturity Date, as the case may be,

for all amounts due in respect of such principal and interest on the Debentures represented by the Global Debenture(s) to enable the Indenture Trustee to forward or cause to be forwarded such funds to the Depository for credit by the Depository to Participants' accounts. Neither the Company nor the Indenture Trustee for any Debenture issued as a Global Debenture will be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture as for maintaining, reviewing or supervising any records relating to such beneficial interests.

The Indenture Trustee shall only forward cheques or effect an electronic funds transfer to a Debentureholder with respect to an Interest Payment Date upon receipt of funds from the Company.

2.13 Rank and Subordination

The Debentures certified and issued under this Indenture rank *pari passu* with one another, in accordance with their tenor without discrimination, preference or priority. The payment of the principal of and interest on the Debentures is expressly subordinated to the prior payment in full of Permitted Indebtedness, as provided in Article 8.

2.14 Register and Transfer

2.14.1 The Company shall cause to be kept by and at the principal office of the Indenture Trustee in the City of Toronto, Province of Ontario, a register, and in such other place or places by the Indenture Trustee, if any, as the Company with the approval of the Indenture Trustee may designate, branch registers, in which shall be entered the names and latest known addresses of the Holders of Debentures and the other particulars prescribed by law of the Debentures held by them respectively and all transfers of Debentures. Such registration shall be noted on the Debentures by the Indenture Trustee. No transfer of a Debenture shall be effective as against the Company unless made on one of the appropriate registers by the registered Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Indenture Trustee, upon compliance with such requirements as the Indenture Trustee may prescribe, and unless such transfer shall have been duly noted on such Debenture by the Indenture Trustee.

2.14.2 With respect to Debentures issued as Book-Entry Only Debentures, the Company shall cause to be kept by and at the principal office of the Indenture Trustee in the City of Toronto, Province of Ontario, a central register in which shall be entered the name(s) and latest known address(es) of the Holder(s) of each Global Debenture (being the Depository, or its nominee, for such Global Debenture) and the other particulars prescribed by law of the Debentures held by it (them) and all transfers of Debentures. Global Debenture certificates representing Debentures originally offered or sold in the United States will be identified by a CUSIP number different from the CUSIP number that identifies the Debentures originally offered or sold outside the United States. Beneficial interest in a Global Debenture shall be represented through book-entry accounts, to be established and maintained by CDS or its nominee for Participants acting on behalf of Beneficial Holders. If (i) beneficial interests in a Global Debenture bearing a U.S. Legend are being sold (a) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act at a time when the Company is a "foreign issuer" (as that term is defined in Regulation S under the 1933 Act) (a "Regulation S Resale") or (b) inside the United States in accordance with Rule 144 of the 1933 Act (a "Rule 144 Sale") and (ii) the transferor has provided the opinion of counsel or other evidence contemplated by section 2.19.1, such opinion or evidence being reasonably satisfactory to the Company, the Indenture Trustee and CDS, and to the effect that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws, the Indenture Trustee shall reduce the number of Debentures represented by the CUSIP number designated for the Debentures originally offered or sold in the United States by the number of Debentures sold in a Regulation S Resale or Rule 144 Sale, as applicable, and increase the number of Debentures represented by the CUSIP number designated for Debentures sold outside the United States by the same number of Debentures. Notwithstanding any other provision of this Indenture, a Global Debenture may not be transferred by the registered holder thereof except through records maintained by CDS or its nominee in the following circumstances or as otherwise specified in a Board Resolution or Written Order:

(a) the Global Debenture may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(b) the Global Debenture may be transferred at any time after the Depository for such Global Debenture (i) has notified the Company that it is unwilling or unable to continue as Depository for such Global Debenture or (ii) ceases to be eligible to be a Depository provided that at the time of such transfer the Company has not appointed a successor Depository for such Global Debenture;

(c) the Global Debenture may be transferred at any time after the Company has determined, in its sole discretion, to terminate the Book-Based System in respect of such Global Debenture and has communicated such determination to the Indenture Trustee in writing; and

(d) the Global Debenture may be transferred at any time after the Indenture Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures issued as a Global Debenture, provided that at the time of such transfer the Indenture Trustee has not waived the Event of Default pursuant to article 11.

2.14.3 Debentures and Common Shares issued pursuant to the Debentures represented by certificates bearing a U.S. Legend may be offered, sold or otherwise transferred only pursuant to an exemption or exclusion from the registration requirements of the 1933 Act and applicable state securities laws, and prior to any such transfer, the transferee shall have provided an opinion of counsel of recognized standing or other evidence reasonably satisfactory to the Company, the Indenture Trustee or the Transfer Agent, as applicable, and, if such securities are represented by a Global Debenture, CDS, to the effect that the transfer does not require registration under the 1933 Act or applicable state securities laws.

2.15 Additional Amount

2.15.1 Any payments made by or on behalf of the Company under or with respect to the Debentures will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory of Canada or by any authority or agency thereof or therein having power to tax (collectively, "**Taxes**"), unless the Company or any other payor is required to withhold or deduct Taxes by Applicable Law or by the interpretation or administration thereof by the relevant Governmental Authority. If the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Debentures, the Indenture Trustee will make such withholding or deduction and will remit the full amount withheld or deducted to the relevant Governmental Authority as and when required by Applicable Law and the Company will pay to the Indenture Trustee such additional amounts ("**Additional Amounts**") as may be necessary so that the net amount received by each Holder of Debentures (including Additional Amounts) after such withholding or deduction will not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to any payment to a Holder (an "**Excluded Holder**") in respect of a Beneficial Holder who is liable for such Taxes in respect of such Debentures (i) by reason of such Holder or Beneficial Holder being a Person with whom the Company is not dealing at arm's length for the purposes of the **Income Tax Act** (Canada) at the

time of making such payment, or (ii) by reason of the existence of any present or former connection between such Holder or Beneficial Holder and Canada or any province or territory thereof other than solely by reason of the Holder's activity in connection with purchasing the Debentures, the mere holding, deemed holding, use or ownership of the Debentures, or receiving payments under or enforcing any rights in respect of such Debentures as a non-resident or deemed non-resident of Canada or any province or territory thereof.

2.15.2 Within 90 days after the date the payment of any Taxes is due pursuant to Applicable Law, the Indenture Trustee will furnish to the Company copies of tax receipts evidencing such payment by the Indenture Trustee.

2.15.3 At least 30 days prior to each date on which any payment under or with respect to the Debentures is due and payable, if the Company to its knowledge will be obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the Indenture Trustee an Officer's Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Indenture Trustee to pay such Additional Amounts to Holders on the date payment is due.

2.15.4 Whenever in the Indenture or in any Debenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Amount, a purchase price pursuant to an Offer to Purchase, interest or any other amount payable under or with respect to any Debenture, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

2.15.5 The Company will indemnify and hold harmless each Holder of Debentures (other than an Excluded Holder) and upon written request reimburse each of the Holders for the amount of (i) any Canadian Taxes so levied or imposed and paid by the Holder as a result of payments made under or with respect to the Debentures, (ii) any liability (including penalties and interest) arising therefrom or with respect thereto paid by the Holder as a result of payments made under or with respect to the Debentures, and (iii) any Canadian Taxes levied or imposed and paid by the Holder with respect to reimbursement under (i) and (ii) above, but excluding any Canadian Taxes on such Holder's net income or capital.

2.16 Cancellation of Debentures

2.16.1 All Debentures surrendered for payment of the final amount required to be paid thereon or that have been redeemed as contemplated by Article 3, or that have been surrendered to the Indenture Trustee for registration of exchange or transfer, shall be promptly cancelled by the Indenture Trustee on receipt. The Indenture Trustee shall give prompt written notice to the Company of the particulars of any Debentures cancelled by it.

2.16.2 The Company may, in its discretion at any time, deliver to the Indenture Trustee for cancellation any Debentures which the Company has purchased as provided for in this Indenture, and all such Debentures so delivered shall be cancelled by the Indenture Trustee.

2.17 Mutilated, Lost, Stolen or Destroyed Debentures

2.17.1 If any Debenture has been mutilated or defaced or has or has been alleged to have been lost, stolen or destroyed, then, on application by the applicable Holder to the Indenture Trustee, the Company may, in its discretion, execute, and upon such execution the Indenture Trustee shall certify and deliver, a new Debenture of the same date and amount as the defaced, mutilated, lost, stolen or destroyed Debenture in exchange for and in place of the defaced or mutilated Debenture, and in lieu of and in substitution for the lost, stolen or destroyed Debenture. Notwithstanding the foregoing, no Debenture shall be delivered as a replacement for any Debenture which has been mutilated or defaced otherwise than upon surrender of the mutilated or defaced Debenture, and no Debenture shall be delivered as a replacement for any Debenture which has been lost, stolen or destroyed unless the applicant for the replacement Debenture has furnished to the Company and the Indenture Trustee evidence, satisfactory in form and substance to the Company and the Indenture Trustee, of its ownership of, and of such loss, theft or destruction of, such Debenture and has provided such a surety bond and indemnity to the Company and the Indenture Trustee in amount, form and substance satisfactory to each of them, in their respective discretion. Any instructions by the Company to the Indenture Trustee under this section shall include such indemnity for the protection of the Indenture Trustee as the Indenture Trustee may reasonably require.

2.17.2 If any mutilated, defaced, lost, stolen or destroyed Debenture has become or is about to become due and payable, the Company, in its discretion, may, instead of executing a replacement Debenture, pay to the Holder thereof the full amount outstanding on such mutilated, defaced, lost, stolen or destroyed Debenture.

2.17.3 Upon the issuance of a replacement Debenture, the Company may require the applicant for such replacement Debenture to pay a sum sufficient to cover any tax or other governmental charge that may be imposed in relation to such issuance and any other expenses (including the fees and expenses of the Indenture Trustee and the Company) connected with such issuance.

2.17.4 Each replacement Debenture shall bear a unique serial number and be in a form otherwise identical to the Debenture it replaces and shall be entitled to the benefits of this Indenture to the same extent and in the same manner as the Debenture it replaces.

2.18 Access to Lists of Holders

2.18.1 If any Beneficial Holder or group of Beneficial Holders of Debentures, or such one or more Holders as may be permitted by Applicable Law (in each case, the "**Applicants**") apply to the Indenture Trustee (with a copy to the Company), then the Indenture Trustee, after having been funded and indemnified to its reasonable satisfaction by such Applicants for its related costs and expenses, shall afford or shall cause the Company to afford the Applicants the most recent list of Holders of Debentures within 10 Business Days after the receipt of such application by the Indenture Trustee. Such list shall be as of a date no more than 10 days (or such other date as may be mandated by Applicable Law) prior to the date of receipt of the Applicants' request.

2.19 Legends on Debentures and Common Shares

2.19.1 Each certificate representing the Debentures originally offered or sold in the United States, the Common Shares issuable upon conversion, redemption, repurchase or maturity of such Debentures and each certificate issued in exchange therefor or in substitution therefor shall bear the following U.S. legend ("**U.S. Legend**"), as applicable, unless such legend is no longer required under applicable requirements of the 1933 Act or applicable state securities laws or unless otherwise directed by the Company:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE FIRST URANIUM CORPORATION (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT OR (C) WITHIN THE UNITED STATES (I) IN ACCORDANCE WITH RULE 144A UNDER THE U.S. SECURITIES ACT OR (II) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND IN THE CASE OF TRANSFERS PURSUANT TO CLAUSE (C)(II), THE SELLER HAS FURNISHED TO THE CORPORATION AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE CORPORATION PRIOR TO SUCH TRANSFER. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE CORPORATION'S [INDENTURE TRUSTEE/TRANSFER AGENT] UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE [INDENTURE TRUSTEE/TRANSFER AGENT] AND THE CORPORATION TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.";

provided that, if Debentures or Common Shares issuable under the Debentures are being sold outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act, and provided that the Company is a "foreign issuer" within the meaning of Regulation S under the 1933 Act at the time of sale, the U.S. Legend may be removed by providing a declaration to the Company's Indenture Trustee or Transfer Agent, as applicable, to the effect set forth in Schedule "E" hereto (or as the Corporation may prescribe from time to time); provided, further, that, if any Debentures or Common Shares issuable pursuant to the Debentures are being sold pursuant to Rule 144 under the 1933 Act, the U.S. Legend may be removed by delivery to the Company's

Indenture Trustee or Transfer Agent, as applicable, of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, to the effect that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws.

2.19.2 Prior to the issuance of Debentures, the Company shall notify the Indenture Trustee and CDS in writing, concerning which Debentures are to bear the legend in subsection 2.19.1. Global Debenture certificates representing Debentures originally sold in the United States will be identified by a CUSIP number different from the CUSIP number that identifies the Debentures originally sold outside the United States. The Indenture Trustee and CDS will thereafter maintain the list of all registered Holders of Debentures bearing the U.S. Legend and the list of all registered Holders of Debentures bearing no U.S. Legend.

2.19.3 Each certificate representing the Debentures (and the Common Shares issuable under the Debentures if issued before the date that is four months and one day after the Issue Date) (and any replacement certificate issued prior to the expiration of the applicable hold period) or ownership statements issued under a direct registration system or other electronic book-entry system will bear, as of the Issue Date, a legend substantially in the following form:

> "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE <INSERT DATE THAT IS FOUR (4) MONTHS AND ONE (1) DAY AFTER CLOSING DATE>."

2.19.4 Each certificate representing the Common Shares issuable under the Debentures, (and any replacement certificate issued prior to the expiration of the applicable hold period) or ownership statements issued under a direct registration system or other electronic book-entry system, if issued before the date that is four months and one day after the Issue Date, will bear a legend substantially in the following form:

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CAN NOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX."

ARTICLE 3
REDEMPTION, REPURCHASE AND CANCELLATION OF DEBENTURES

3.1 Optional Redemption of Debentures

3.1.1 The Debentures are not redeemable prior to June 30, 2010. The Company shall have the right at its option to redeem the Debentures, in whole at any time or in part from time to time, on or after June 30, 2010, on not more than 60 days and not less than 30 days prior notice to the Holders at a redemption price equal to the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, up to but excluding the Redemption Date, provided that the Weighted Average Trading Price of the Common Shares on a Recognized Stock Exchange for the 20 consecutive Trading Days ending five Trading Days prior to the date on which the Redemption Notice is given is at least 130% of the Conversion Price.

3.1.2 Concurrently with providing the Redemption Notice, the Company shall provide the Indenture Trustee with an Officer's Certificate setting forth the details of any redemption contemplated by this section 3.1 (including the Current Market Price, the eligibility and interest calculations, if necessary) which the Indenture Trustee may rely upon without any independent obligation to verify the accuracy of information set out therein.

3.2 Partial Redemption of Debentures

If less than all the Outstanding Debentures are to be redeemed pursuant to section 3.1, the Company shall in each such case, at least 15 days before the date upon which the Redemption Notice is to be given, notify the Indenture Trustee by a Company Order of its intention to redeem such Debentures and of the aggregate principal amount of Debentures to be redeemed. At any time prior to the date upon which the Redemption Notice is to be given, the Company may revoke such Company Order by delivering a second Company Order to the Indenture Trustee stating that the Company no longer intends to make a partial redemption of the Debentures.

The Debentures to be so redeemed shall:

(a) in the case of Book-Entry Only Debentures, be redeemed on a *pro rata* basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures Outstanding; or

(b) in the case of Definitive Debentures, be selected by the Indenture Trustee (i) on a *pro rata* basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of each Holder, (ii) by lot in such manner as the Indenture Trustee may deem equitable, or (iii) in such other manner as the Indenture Trustee may deem equitable.

Debentures in denominations in excess of $1,000 may be selected and called for redemption in part only (such part being $1,000 or an integral multiple thereof) and, unless the context otherwise requires, references to Debentures in this Article 3 shall be deemed to include any such part of the principal amount of Debentures which shall have been so selected and called for redemption. The Holder of any Debenture called for redemption in part only, upon surrender

of such Debenture for payment, shall be entitled to receive, without expense to such Holder, a new Debenture for the unredeemed part of the Debenture so surrendered, and the Company shall execute and the Indenture Trustee shall certify and deliver, at the expense of the Company, such new Debenture upon receipt of the Debenture so surrendered.

3.3 Places of Payment

The Redemption Amount will be payable upon presentation and surrender of the Debentures called for redemption at the Corporate Trust Office or at any other places specified in the Redemption Notice.

3.4 Notice of Redemption

Notice of redemption of the Debentures (the "**Redemption Notice**") shall be given by the Company to the Indenture Trustee and Holders in the form set forth in Schedule "B" hereof and in the manner provided in sections 15.2 and 15.3. Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the redemption amount relating thereto determined in accordance with the foregoing (the "**Redemption Amount**"), the Redemption Date, the places of payment and any right of the Holders to convert such Debentures as provided in Article 4 and shall state that interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date.

3.5 Debentures Due on Redemption Date

Upon a Redemption Notice being given in accordance with section 3.4, the Redemption Amount shall be and become due and payable on the Redemption Date specified in such Redemption Notice and with the same effect as if it were the Maturity Date of such Debentures, the provisions hereof or of any such Debentures notwithstanding, and, from and after such Redemption Date, interest shall cease, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Debentures at any of the places specified in section 3.4 on or after the Redemption Date.

3.6 Deposit of Redemption Moneys

Upon the Debentures being called for redemption as provided for in section 3.4, but subject to section 3.7, the Company shall deposit with the Indenture Trustee or for the account of the Indenture Trustee, one Business Day prior to the Redemption Date specified in the Redemption Notice, such sums as are sufficient to pay the Redemption Amount of the Debentures. From the sums so deposited, the Indenture Trustee shall pay or cause to be paid to the Holders, upon surrender of the Debentures, the Redemption Amount thereof.

3.7 Right to Repay the Redemption Amount in Common Shares on Redemption

3.7.1 Provided that the Company is entitled to redeem the Debentures pursuant to section 3.1 and that no Event of Default shall have occurred and be continuing, the Company, subject to receiving all applicable regulatory approvals, shall have the right, in respect of a Redemption Date, to elect to satisfy its obligation to pay the Redemption Amount by issuing and delivering to Holders on the Redemption Date, for each $1,000 principal amount of Debentures,

that number of Freely Tradeable, fully paid and non-assessable Common Shares obtained by dividing such principal amount by 95% of the Current Market Price of the Common Shares on the Redemption Date (the "**Share Redemption Right**").

3.7.2 The Company shall exercise the Share Redemption Right by so specifying in the Redemption Notice not less than 40 days and not more than 60 days prior to the Redemption Date.

3.7.3 The Company's right to exercise the Share Redemption Right shall be conditional upon the following conditions being met on the Business Day preceding the Redemption Date:

(a) the Common Shares to be issued on exercise of the Share Redemption Right shall be issued from treasury of the Company and shall be Freely Tradeable and fully paid and non-assessable;

(b) the listing or quoting of such additional Common Shares on each Recognized Stock Exchange;

(c) the Company being a reporting issuer or equivalent in good standing or equivalent under Applicable Securities Laws in the Provinces of Canada in which the Company is a reporting issuer;

(d) no Event of Default shall have occurred and be continuing;

(e) the receipt by the Indenture Trustee of an Officer's Certificate stating that conditions (a), (b), (c) and (d) above have been satisfied and setting forth the number of Common Shares to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Common Shares on the Redemption Date; and

(f) the receipt by the Indenture Trustee of an Opinion of Counsel to the effect that such Common Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the Redemption Amount of the Debentures outstanding, will be validly issued as fully paid and non-assessable, that conditions (a) and (b) above have been satisfied and that, relying exclusively on certificates of good standing or no default issued by the relevant securities regulatory authorities, condition (c) above is satisfied, except that the opinion in respect of condition (c) need not be expressed with respect to those provinces where such certificates are not issued.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Redemption Date, the Company shall pay in cash the Redemption Amount that would otherwise have been satisfied in Common Shares, unless such Debentureholder waives the conditions which are not satisfied or extends the time by which the Company is to satisfy such conditions.

3.7.4 In the event that the Company exercises its Share Redemption Right, the Company shall on the Redemption Date deliver to the Indenture Trustee for delivery to and on

account of the Holders, certificates representing the Freely Tradeable Common Shares to which such Holders are entitled and a cheque representing accrued and unpaid interest. Upon presentation and surrender of the Debentures by a Holder at the Corporate Trust Office or any other place specified in the Redemption Notice, the Indenture Trustee shall deliver the certificates representing such Common Shares and any such interest payment to the Holder.

3.7.5 No fractional Common Shares shall be delivered upon the exercise of the Share Redemption Right but, in lieu thereof, if such a fraction shall become owing, the Company shall pay to the Indenture Trustee for the account of the Holders, at the time contemplated in subsection 3.7.4, the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Redemption Date.

3.7.6 A Holder shall be treated as the shareholder of record of the Common Shares issued on due exercise by the Company of its Share Redemption Right effective immediately after the close of business on the Redemption Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including stock dividends and dividends or distributions in kind) thereon and arising thereafter, and in the event that the Indenture Trustee receives the same, it shall hold the same under gratuitous deposit for the benefit of such Holder.

3.7.7 The Company shall at all times reserve and keep available out of its authorized Common Shares (if the number thereof becomes limited) solely for the purpose of issue and delivery upon the exercise of the Share Redemption Right as provided herein, and shall issue to Debentureholders to whom Common Shares will be issued pursuant to the exercise of the Share Redemption Right, such number of Common Shares as shall be issuable in such event.

3.7.8 The Company shall comply with all Applicable Securities Laws regulating the issue and delivery of Freely Tradeable Common Shares upon exercise of the Share Redemption Right, shall obtain any regulatory approval in respect thereof as may be required pursuant to Applicable Securities Laws and shall cause to be listed and posted for trading such Common Shares on each Recognized Stock Exchange.

3.7.9 If the Company elects to satisfy its obligation to pay the Redemption Amount by issuing Common Shares in accordance with this section 3.7 and if the Redemption Amount (or any portion thereof) to which a Holder is entitled is subject to withholding taxes, the Company shall satisfy the payment of such withholding taxes pursuant to section 2.15.

3.7.10 Each certificate representing Common Shares issued in payment of the Redemption Amount of Legended Debentures, as well as all certificates issued in exchange for or in substitution of the foregoing Common Shares, shall bear the U.S. Legend, provided that, if Debentures or Common Shares issuable under the Debentures are being sold outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act, and provided that the Company is a "foreign issuer" within the meaning of Regulation S under the 1933 Act at the time of sale, the U.S. Legend may be removed by providing a declaration to the Company's Indenture Trustee or Transfer Agent, as applicable, to the effect set forth in Schedule "E" hereto (or as the Company may prescribe from time to time); provided, further, that, if any Debentures or Common Shares issuable pursuant to the Debentures are being sold pursuant to Rule 144

under the 1933 Act, the U.S. Legend may be removed by delivery to the Company's Indenture Trustee or Transfer Agent, as applicable, of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, to the effect that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Indenture Trustee or Transfer Agent, as applicable, for such securities obtains confirmation from the Company that such opinion or other documentation is satisfactory to the Company, it shall be entitled to rely and act on such opinion of counsel or other documentation without further inquiry.

3.8 Purchase of Debentures

Provided that no Event of Default has occurred and is continuing, the Company may purchase all or any of the Debentures in the open market (which shall include purchase from or through an investment dealer or a firm holding membership on a Recognized Stock Exchange) or by tender or by private contract at any price, subject to compliance with Applicable Securities Laws. If an Event of Default has occurred and is continuing, the Company may purchase all or any of the Debentures as aforesaid with the exception of by private contract.

If, upon an invitation for tenders, more Debentures than the Company is prepared to accept are tendered at the same lowest price, the Debentures to be purchased by the Company will be selected by the Indenture Trustee in such manner (which may include pro rata) as the Indenture Trustee may deem equitable, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose, the Indenture Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected and regulations so made shall be valid and binding upon all Debentureholders and, notwithstanding the fact that, as a result thereof, one or more of such Debentures become subject to purchase in part only. The Holder of any Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such Holder, a replacement Debenture for and evidencing the same obligation as the unpurchased part so surrendered and the Indenture Trustee shall certify and deliver such replacement Debenture upon receipt of the Debenture so surrendered.

3.9 Repurchase of Debentures upon a Change of Control

3.9.1 The Company must commence, within 30 days of the occurrence of a Change of Control, an offer to purchase (the "**Offer to Purchase**") for all Debentures then Outstanding. The Offer to Purchase shall be made at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon (if any) up to but excluding the date of purchase (the "**Payment Date**"). An Offer to Purchase shall be open for 30 days and the Payment Date shall be the 30th day following the mailing of the Offer to Purchase to the Indenture Trustee.

3.9.2 An Offer to Purchase shall be commenced by the Company mailing said Offer to Purchase to the Indenture Trustee and by the Indenture Trustee mailing a notice to each Debentureholder, which notice shall specify: (i) the covenant contained herein pursuant to which the offer is being made and that all Debentures validly tendered will be accepted for payment; (ii) the purchase price and the Payment Date; (iii) that any Debenture not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless the Company defaults on the payment of

the purchase price, any Debenture accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date; (v) that Holders electing to have a Debenture purchased pursuant to the Offer to Purchase will be required to surrender the Debenture to the Indenture Trustee at the Corporate Trust Office or such other address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that Holders will be entitled to withdraw their election if the Indenture Trustee receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a facsimile transmission or letter setting forth the name of such Holder, the principal amount of Debentures delivered for purchase and a statement that such Holder is withdrawing his election to have such Debentures purchased; and (vii) that Holders whose Debentures are being purchased only in part will be issued replacement Debentures equal in principal amount to and as evidence of the same underlying indebtedness as was evidenced by the unpurchased portion of the Debentures surrendered; provided that each Debenture purchased and each replacement Debenture issued shall be in a principal amount of $1,000 or integral multiples thereof.

3.9.3 On the Payment Date, the Company shall (i) accept for payment Debentures or portions thereof tendered pursuant to the Offer to Purchase; (ii) deposit with the Indenture Trustee money sufficient to pay the purchase price of all Debentures or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Indenture Trustee all Debentures or portions thereof so accepted together with an Officer's Certificate specifying the Debentures or portions thereof accepted for payment by the Company.

3.9.4 The Indenture Trustee shall as soon as practicable mail to the Holders of Debentures who have so accepted payment in an amount equal to the purchase price, and shall as soon as practicable authenticate and mail to such Holders a replacement Debenture equal in principal amount to any unpurchased portion of the Debenture surrendered; provided that each Debenture purchased and each replacement Debenture issued shall be in a principal amount of $1,000 or integral multiples thereof.

3.9.5 The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date.

3.9.6 The Company will comply with all Applicable Securities Laws in the event that the Company is required to repurchase the Debentures pursuant to an Offer to Purchase in connection with a Change of Control.

3.9.7 If a Change of Control that is a Cash Transaction occurs, the Company shall give written notice to the Indenture Trustee and all Debentureholders at least 20 days prior to the anticipated Effective Date of such Cash Transaction. In that event, each Debentureholder converting any Debenture pursuant to Article 4 at anytime prior to the Effective Date shall be entitled to receive, in addition to the number of Common Shares such Debentureholder would otherwise have been entitled to receive pursuant to Article 4, an additional number of Common Shares ("**Additional Shares**") as set forth below:

(a) the number of Additional Shares to which the Debentureholder shall be entitled for every $1,000 of principal amount of the Debentures being converted shall be

determined by reference to the table set out in Schedule "F" hereto, based on the Effective Date of the Cash Transaction and the Common Share Price;

(b) if holders of Common Shares receive only cash in the transaction, the Common Share Price shall be the cash amount paid per Common Share. Otherwise, the Common Share Price shall be equal to the Current Market Price of the Common Shares immediately preceding the Effective Date.

(c) if the Common Share Price is in excess of $40.00 per Common Share or if the Common Share Price is less than $11.94 per Common Share on the Effective Date, no Additional Shares shall be issued upon conversion;

(d) if the Common Share Price is between two Common Share Price amounts in the table set out in Schedule "F" or the Effective Date is between two dates in said table, the number of Additional Shares shall be determined by a straight-line interpolation between the number of Additional Shares set forth for the higher and lower Common Share Price amounts and the two dates, as applicable, based on a 365-day year;

(e) the Common Share Prices set forth in the first row of the table in Schedule "F" hereto shall be adjusted as of any date on which the Conversion Number is adjusted pursuant to Article 6. The adjusted Common Share Price shall equal the Common Share Price applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Number immediately prior to the adjustment giving rise to the Common Share Price adjustment and the denominator of which is the Conversion Number as so adjusted. The Company's obligation to deliver Additional Shares shall be subject to adjustment in the same manner as the Conversion Number as set forth in Article 6;

and the Company shall provide the Indenture Trustee with an Officer's Certificate calculating the Additional Shares issuable, upon which the Indenture Trustee may rely.

3.10 Cancellation of Purchased Debentures

All Debentures redeemed, purchased or repurchased in whole or in part pursuant to this Article 3 shall be forthwith delivered to and cancelled by the Indenture Trustee and may not be reissued or resold and no Debentures shall be issued in substitution therefor.

ARTICLE 4
CONVERSION

4.1 Conversion Right

4.1.1 Each Holder shall have the right at any time prior to the close of business on the earlier of (i) the Business Day immediately preceding the Maturity Date or, (ii) if called for redemption under section 3.4, the Business Day immediately preceding the Redemption Date or, (iii) if called for repurchase pursuant to section 3.9, the Business Day immediately preceding the Payment Date, at his option to convert each $1,000 principal amount of his Debentures into that

number of Common Shares equal to the Conversion Number, all on the terms and subject to the conditions provided in this Article 4, provided that the only shares issuable on conversion of the Debentures shall be shares that are "prescribed securities" as defined in Regulation 6208 of the *Income Tax Act* (Canada).

4.1.2 In order to exercise his option to convert provided pursuant to subsection 4.1.1, a Holder will be required to deliver to the Indenture Trustee at the Corporate Trust Office or any other place specified in the Maturity Notice or the Redemption Notice or the Offer to Purchase, as the case may be, on or prior to the Business Day immediately preceding the Maturity Date, the Redemption Date or the Payment Date, as the case may be, a conversion notice substantially in the form set forth in Schedule "C1" (the "**Conversion Notice**") (with a copy to the Company), duly completed and executed by the Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by instrument in form and execution satisfactory to the Indenture Trustee, together with the related Debentures. The Conversion Notice shall specify the date of conversion (the "**Conversion Date**") of the Debentures, which Conversion Date shall not be earlier than the date the Conversion Notice is delivered to the Indenture Trustee and shall not be later than the close of business on the Business Day immediately preceding the Maturity Date, the Redemption Date or the Payment Date.

4.1.3 Upon receipt of a Conversion Notice from the Holder, the Company shall ensure that the following conditions are met:

(a) the Common Shares to be issued on conversion by the Holder shall be issued from treasury of the Company and shall be Freely Tradeable and fully paid and non-assessable Common Shares;

(b) the listing or quoting of such additional Common Shares on each Recognized Stock Exchange;

(c) the Company being a reporting issuer or equivalent in good standing or equivalent under Applicable Securities Laws in the Provinces of Canada in which the Company is a reporting issuer;

(d) no Event of Default shall have occurred and be continuing;

(e) the receipt by the Indenture Trustee of an Officer's Certificate stating that conditions (a), (b), (c) and (d) above have been satisfied and setting forth the number of Common Shares to be delivered for each $1,000 principal amount of Debentures, plus the accrued and unpaid interest thereon, and the calculation of the Conversion Number; and

(f) the receipt by the Indenture Trustee of an Opinion of Counsel to the effect that such Common Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the Conversion Value of the Debentures outstanding, will be validly issued as fully paid and non-assessable, that conditions (a) and (b) above have been satisfied and that, relying exclusively on certificates of good standing or no default issued by the relevant securities regulatory authorities, condition (c) above is satisfied, except that the opinion in

respect of condition (c) need not be expressed with respect to those provinces where such certificates are not issued.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Conversion Date, the Company shall pay in cash the Conversion Value of the Debentures in lieu of delivery of the Conversion Number of Common Shares, unless such Debentureholder waives the conditions which are not satisfied or extends the time by which the Company is to satisfy such conditions.

4.2 Completion of Conversion

4.2.1 Subject to section 4.1, within five Business Days of the Conversion Date, the Company shall deliver to the Indenture Trustee on account of the Holder for delivery to each Holder who has elected to convert his Debentures pursuant to section 4.1, for each $1,000 principal amount of Debentures which the Holder has elected to convert: (a) certificates for the Common Shares to which the Holder is entitled; (b) a certified cheque or bank draft in the amount of the value of a fractional Common Share, if any; (c) a certified cheque or bank draft in the amount of the accrued and unpaid interest thereon, and (d) if the Holder has elected to convert a principal amount of Debentures, together with the accrued and unpaid interest thereon (the "**exercised amount**"), which is less than the principal amount of all Debentures of which such person is the Holder immediately prior to such exercise (the "**registered amount**"), Debenture(s) registered in the name of such Holder in an aggregate principal amount equal to the amount by which the registered amount exceeds the exercised amount.

4.2.2 All Debentures converted in whole or in part pursuant to this Article 4 shall be forthwith delivered to and cancelled by the Indenture Trustee and the Indenture Trustee shall amend the register maintained by it accordingly.

4.2.3 The Company shall provide to the Indenture Trustee the certificates for the Common Shares and for the Debentures to be delivered pursuant to subsection 4.2.1, if any, and pay to the Indenture Trustee sufficient funds, by certified cheque or bank draft, in a timely manner, to permit the Indenture Trustee, on behalf of the Company, to make the delivery required by subsection 4.2.1 and any other payments, if any, required by section 4.3. Except as provided herein, Debentures which have been converted may not be reissued or resold.

4.2.4 The Indenture Trustee shall not be liable for the failure of the Company to deliver any Common Share certificates and/or funds pursuant to this section 4.2.

4.3 Fractional Shares

No fractional Common Shares shall be delivered upon the conversion of Debentures but, in lieu thereof, if such a fraction shall become owing, the Company shall pay to the Holders, or to the Indenture Trustee on account of the Holders if necessary, at the time contemplated in subsection 4.2.1, the cash equivalent thereof determined on the basis of the Current Market Price of Common Shares as at the Conversion Date.

4.4 Relating to the Issue of Common Shares

4.4.1 A Holder shall be treated as the shareholder of record of the Common Shares issued on due conversion of his Debentures and the issuance of Common Shares shall be deemed to have occurred, for all purposes, effective immediately after the close of business on the Conversion Date; such Holder shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including stock dividends and dividends or distributions in kind) thereon and arising thereafter and in the event that the Indenture Trustee receives the same, it shall hold the same under gratuitous deposit for the benefit of such Holder.

4.4.2 The Company shall at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited) solely for the purpose of issue and delivery upon the conversion of Debentures, and shall issue to Debentureholders who may exercise their conversion rights hereunder such number of Common Shares as shall be issuable in such events.

4.4.3 The Company shall comply with all Applicable Securities Laws regulating the issue and delivery of Freely Tradeable Common Shares upon conversion of Debentures, shall obtain any regulatory approval in respect thereof as may be required pursuant to Applicable Securities Laws and shall cause to be listed and posted for trading such Common Shares on each Recognized Stock Exchange.

4.5 Legends on Common Shares

Each certificate representing Common Shares issued upon conversion or payment thereof of Legended Debentures pursuant to this Article 4 or Article 5 below, as well as all certificates issued in exchange for or in substitution of the foregoing Common Shares, shall bear the U.S. Legend; provided that, if Debentures or Common Shares issuable under the Debentures are being sold outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act, and provided that the Company is a "foreign issuer" within the meaning of Regulation S under the 1933 Act at the time of sale, the U.S. Legend may be removed by providing a declaration to the Company's Indenture Trustee or Transfer Agent, as applicable, to the effect set forth in Schedule "E" hereto (or as the Company may prescribe from time to time); provided, further, that, if any Debentures or Common Shares issuable pursuant to the Debentures are being sold pursuant to Rule 144 under the 1933 Act, the U.S. Legend may be removed by delivery to the Company's Indenture Trustee or Transfer Agent, as applicable, of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, to the effect that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Indenture Trustee or Transfer Agent, as applicable, for such securities obtains confirmation from the Company that such opinion or other documentation is satisfactory to the Company, it shall be entitled to rely and act on such opinion of counsel or other documentation without further inquiry.

ARTICLE 5
MATURITY

5.1 Payment of Principal and Interest at Maturity

On the Maturity Date, the Company shall pay to the Holders of Debentures all the principal thereon and all accrued and unpaid interest thereto, up to but excluding the Maturity Date. Subject to section 5.2, payment of principal and accrued and unpaid interest shall be made in cash or by cheque to the Holders in the manner contemplated by section 2.10 or 2.12, as the case may be.

5.2 Right to Repay Principal Amount in Common Shares at Maturity

5.2.1 The Company may, at its option and subject to receiving all applicable regulatory approvals, elect to satisfy its obligation to repay on the Maturity Date the principal amount of all, but not less than all, of the Debentures by delivering to the Holders and the Indenture Trustee not less than 40 days and not more than 60 days prior to the Maturity Date a maturity notice substantially in the form of Schedule "C 2" (the "**Maturity Notice**") and, on the Maturity Date, for each $1,000 principal amount of Debentures, by issuing and delivering to Holders that number of Freely Tradeable, fully paid and non-assessable Common Shares obtained by dividing each $1,000 principal amount of Debentures by 95% of the Current Market Price of the Common Shares on the Maturity Date (the "**Share Repayment Right**").

5.2.2 The Company shall be required to provide the Maturity Notice only if it elects to exercise the Share Repayment Right.

5.2.3 The Company's right to exercise the Share Repayment Right shall be conditional upon the following conditions being met on the Business Day immediately preceding the Maturity Date:

(a) the Common Shares to be issued on exercise of the Share Repayment Right shall be issued from treasury of the Company and shall be Freely Tradeable and fully paid and non-assessable;

(b) the listing or quoting of such additional Common Shares on each Recognized Stock Exchange;

(c) the Company being a reporting issuer or equivalent in good standing or equivalent under Applicable Securities Laws in the Provinces of Canada in which the Company is a reporting issuer on Maturity;

(d) no Event of Default shall have occurred and be continuing;

(e) the receipt by the Indenture Trustee of an Officer's Certificate stating that conditions (a), (b), (c) and (d) above have been satisfied and setting forth the number of Common Shares to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of Common Shares on the Maturity Date; and

(f) the receipt by the Indenture Trustee of an Opinion of Counsel to the effect that such Common Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the principal amount of the Debentures outstanding, will be validly issued as fully paid and non-assessable, that conditions (a) and (b) above have been satisfied and that, relying exclusively on certificates of good standing issued by the relevant securities regulatory authorities, condition (c) above is satisfied, except that the opinion in respect of condition (c) need not be expressed with respect to those provinces where such certificates are not issued.

If the foregoing conditions are not satisfied by the close of business on the Business Day preceding the Maturity Date, the Company shall pay in cash 100% of the principal amount of the Debentures that would otherwise have been satisfied in Common Shares, unless the Debentureholder waives the conditions which are not satisfied or extends the time by which the Company is to satisfy such conditions.

5.2.4 In the event that the Company exercises its Share Repayment Right, the Company shall on the Maturity Date deliver to the Indenture Trustee for delivery to and on account of the Holders, certificates representing the Freely Tradeable Common Shares to which such Holders are entitled and a cheque representing all of the accrued and unpaid interest up to but excluding the Maturity Date. Upon presentation and surrender of the Debentures by a Holder for payment at Maturity at the Corporate Trust Office or any other place specified in the Maturity Notice, the Indenture Trustee shall deliver the certificates representing such Common Shares and the cheque representing all the accrued and unpaid interest and the cash equivalent representing the value of fractional shares, if any.

5.2.5 No fractional Common Shares shall be delivered upon the exercise of the Share Repayment Right but, in lieu thereof, if such a fraction shall become owing, the Company shall pay to the Indenture Trustee for the account of the Holders, at the time contemplated in subsection 5.2.4, the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Maturity Date.

5.2.6 A Holder shall be treated as the shareholder of record of the Common Shares issued on due exercise by the Company of its Share Repayment Right effective immediately after the close of business on the Maturity Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including stock dividends and dividends or distributions in kind) thereon and arising thereafter, and in the event that the Indenture Trustee receives the same, it shall hold the same under gratuitous deposit for the benefit of such Holder.

5.2.7 The Company shall at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited) solely for the purpose of issue and delivery upon the exercise of the Share Repayment Right as provided herein, and shall issue to Debentureholders to whom Common Shares will be issued pursuant to the exercise of the Share Repayment Right, such number of Common Shares as shall be issuable in such event.

5.2.8 The Company shall comply with all Applicable Securities Laws regulating the issue and delivery of Freely Tradeable Common Shares upon exercise of the Share Repayment Right, shall obtain any regulatory approval in respect thereof as may be required pursuant to Applicable Securities Laws and shall cause to be listed and posted for trading such Common Shares on each Recognized Stock Exchange.

5.2.9 If the Company elects to satisfy its obligation to pay the principal amount of the Debentures by issuing Common Shares pursuant to the Share Repayment Right and the delivery of Common Shares to which a Holder is entitled is subject to withholding taxes, the Company shall satisfy the payment of such withholding taxes pursuant to section 2.15.

ARTICLE 6
ADJUSTMENTS

6.1 Adjustment of Conversion Price

6.1.1 The Conversion Price in effect at any date will be subject to adjustment from time to time in the events and in the manner provided as follows.

6.1.2 If and whenever at any time after the date hereof and prior to the Maturity Date, the Company:

(a) subdivides its outstanding Common Shares into a greater number of Common Shares; or

(b) reduces, combines or consolidates its outstanding Common Shares into a smaller number of Common Shares;

(c) issues Common Shares or securities convertible into or exchangeable for Common Shares to the holders of all or substantially all of the outstanding Common Shares as a stock dividend or otherwise (other than an issue of Common Shares or securities convertible into or exchangeable for Common Shares to holders of Common Shares pursuant to a right granted to such holders to receive such Common Shares in lieu of Dividends Paid in the Ordinary Course);

(d) makes a distribution on its outstanding Common Shares to the holders of all or substantially all of the outstanding Common Shares payable in Common Shares or securities convertible into or exchangeable for Common Shares (other than an issue of Common Shares to holders of Common Shares pursuant to a right granted to such holders to receive such Common Shares in lieu of Dividends Paid in the Ordinary Course);

(any of such events in subsections (a), (b), (c) and (d), and being called a "**Common Share Reorganization**") then the Conversion Price then in effect will be adjusted effective immediately on the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization, so that it shall equal the price determined by multiplying the Conversion Price in effect immediately prior to such effective date or record date

by a fraction, the numerator of which will be the total number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which will be the total number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).

6.1.3 If and whenever at any time after the date hereof and prior to the Maturity Date, the Company fixes a record date for the issue of rights, options or warrants to the holders of all or substantially all of the outstanding Common Shares under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (the "**Rights Period**"), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or at an exchange price or conversion price per share during the Rights Period to the holder in the case of securities exchangeable for or convertible into Common Shares) which is less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a "**Rights Offering**"), then the Conversion Price will be adjusted effective immediately after the end of the Rights Period so that it shall equal the price determined by multiplying the Conversion Price in effect immediately prior to the end of the Rights Period by a fraction:

(a) the numerator of which will be the aggregate of:

(i) the total number of Common Shares outstanding as of the record date for the commencement of the Rights Offering, and

(ii) a number determined by dividing (A) either (x) the product of the number of Common Shares issued or subscribed for during the Rights Period upon the exercise of the rights, warrants or options under the Rights Offering and the price at which such Common Shares are offered for such issue or subscription, or, as the case may be, (y) the product of the exchange price or conversion price of such securities exchangeable for or convertible into Common Shares and the number of Common Shares for or into which the securities so offered pursuant to the Rights Offering could have been exchanged or converted during the Rights Period, by (B) the Current Market Price of the Common Shares as of the record date for the commencement of the Rights Offering, and

(b) the denominator of which will be the number of Common Shares outstanding, or the number of Common Shares which would be outstanding if all the exchangeable or convertible securities were exchanged for or converted into Common Shares during the Rights Period, after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering.

Any Debentureholder who has exercised the right to convert to Common Shares in accordance with Article 4 during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period for the Rights Offering will, in addition to the Common Shares to which that holder would otherwise be entitled upon such conversion, be entitled to that number of additional Common Shares equal to the result obtained when the difference, if any, between the Conversion Price in effect immediately prior to the end of such Rights Offering and the Conversion Price as adjusted for such Rights Offering pursuant to this subsection is multiplied by the number of Common Shares received upon the conversion of the Debentures held by such Holder during such period, and the resulting product is divided by the Conversion Price as adjusted for such Rights Offering pursuant to this subsection; provided that the provisions of section 4.3 will be applicable to any fractional interest in a Common Share to which such Holder might otherwise be entitled under the foregoing provisions of this subsection. Such additional Common Shares will be deemed to have been issued to the Debentureholder immediately following the end of the Rights Period and a certificate for such additional Common Shares will be delivered to such Holder within 15 Business Days following the end of the Rights Period. To the extent that any such rights, options or warrants are not so exercised on or before the expiry thereof, the Conversion Price will be readjusted to the Conversion Price which would then be in effect based on the number of Common Shares (or the securities convertible into or exchangeable for Common Shares) actually delivered on the exercise of such rights, options or warrants.

6.1.4 If and whenever at any time after the date hereof and prior to the Maturity Date, the Company fixes a record date for the issue or the distribution to the holders of all or substantially all of the outstanding Common Shares of (i) securities of the Company, including rights, options or warrants to acquire securities of the Company or any of its property or assets and including cash and evidences of indebtedness; or (ii) any property or other assets, including cash and evidences of indebtedness, and if such issuance or distribution does not constitute a Dividend Paid in the Ordinary Course, a Common Share Reorganization, a Rights Offering or a distribution contemplated by subsection 6.1.3 (any of such non-excluded events being called a "**Special Distribution**"), then the Conversion Price will be adjusted effective immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction:

(a) the numerator of which will be:

(i) the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date; less

(ii) the fair market value, as determined by action by the Board of Directors (whose determination, subject to the consent of a Recognized Stock Exchange, will be conclusive), to the holders of Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution; and

(b) the denominator of which will be the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date.

To the extent that any Special Distribution is not so made, the Conversion Price will be readjusted effective immediately to the Conversion Price which would then be in effect based upon such securities or property or other assets as actually distributed.

6.1.5 If and whenever at any time after the date hereof and prior to the Maturity Date, there is a reclassification of the Common Shares at any time outstanding or change of the Common Shares into other shares or into other securities or other capital reorganization (other than a Common Share Reorganization), or a consolidation, amalgamation or merger of, or an arrangement involving, the Company with or into any other corporation or other entity (other than a vertical short-form amalgamation with one or more of its Wholly-Owned Subsidiaries pursuant to the Canada Business Corporations Act), or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity in which the holders of Common Shares are entitled to receive shares, other securities or other property (any of such events being called a "**Capital Reorganization**"), any Holder of Debentures who exercises the right to convert Debentures into Common Shares pursuant to Debentures then held after the effective date of such Capital Reorganization will be entitled to receive, and will accept for the same aggregate consideration in lieu of the number of Common Shares to which such Holder was previously entitled upon such conversion, the aggregate number of shares, other securities or other property which such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the holder had been the registered holder of the number of Common Shares to which such holder was previously entitled upon conversion provided, however, that the consideration into which the Debentures will be convertible will be limited to the Common Shares or other prescribed securities (as defined by Regulation 6208 to the *Income Tax Act* (Canada)) of the Company as specified by the board of directors of the Company. The Company will take all steps necessary to ensure that, on a Capital Reorganization, the Holders of Debentures will receive the aggregate number of shares, other securities or other property to which they are entitled as a result of the Capital Reorganization and that such shares or securities will be prescribed securities as defined in Regulation 6208 of the *Income Tax Act* (Canada), which includes shares or securities not redeemable by the holder thereof within 5 years from the issue date of the Debentures. Appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 6 with respect to the rights and interests thereafter of Holders of Debentures to the end that the provisions set forth in this Article 6 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the conversion of any Debenture. Prior to or concurrent with effecting a Capital Reorganization, the Company will enter into an indenture supplemental hereto approved by action of the Board of Directors and by the Indenture Trustee, which will set forth an appropriate adjustment to give effect to this subsection, in which event such adjustment will for all purposes be conclusively deemed to be an appropriate adjustment, subject to the prior written consent of a Recognized Stock Exchange.

6.1.6 If the purchase price provided for in any rights, options or warrants (the "**Rights Offering Price**") referred to in subsections 6.1.3 or 6.1.4 is decreased, the Conversion Price will

forthwith be changed so as to decrease the Conversion Price to the Conversion Price that would have been obtained if the adjustment to the Conversion Price made under subsection 6.1.3 or 6.1.4, as the case may be, with respect to such rights, options or warrants had been made on the basis of the Rights Offering Price as so decreased, provided that the terms of this subsection will not apply to any decrease in the Rights Offering Price resulting from terms in any such rights, options or warrants designed to prevent dilution except to the extent that the resulting decrease in the Conversion Price under this subsection would be greater than the decrease, if any, in the Conversion Price to be made under the terms of this section by virtue of the occurrence of the event giving rise to such decrease in the Rights Offering Price.

6.1.7 In any case in which this section 6.1 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Company may defer, until the occurrence of such event, issuing to the Holder of any Debenture converted after such record date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event, provided, however, that the Company shall deliver to such Holder an appropriate instrument evidencing such Holder's right to receive such additional Common Shares upon the occurrence of such event and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the date of conversion or such later date on which such Holder would, but for the provisions of this subsection 6.1.7, have become the holder of record of such additional Common Shares. Such additional Common Shares so issued shall be prescribed securities as defined in Regulation 6208 of the *Income Tax Act* (Canada).

6.2 Other Adjustment of Conversion Price

If the Company shall take any action affecting the Common Shares, other than an action described in subsections 6.1.2, 6.1.3, 6.1.4 or 6.1.6 but including an action under subsection 6.1.5, which results in a Holder of Debentures being unable, for any period of time, to exercise conversion privileges that it would otherwise be permitted to exercise due to requirements necessary to ensure that the Debentures will be and will remain exempt from Canadian withholding tax, the Conversion Price may be adjusted in such manner and at such time, or such other adjustment to the conversion privilege may be made, as the Board of Directors determine to be equitable in the circumstances, subject to the prior written consent of a Recognized Stock Exchange. Failure of the Board of Directors to take any such action shall be conclusive evidence that the Board of Directors has determined that it is equitable to make no adjustment in the circumstances.

6.3 Rules Regarding Calculation of Adjustment of Conversion Price

For the purposes of sections 6.1 and 6.2:

6.3.1 The adjustments provided for in sections 6.1 and 6.2 are cumulative and will be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to therein occurs, subject to the following subsections of this section.

6.3.2 No adjustment in the Conversion Price will be required unless the cumulative effect of such adjustment would result in a change of at least 1% in the prevailing Conversion

Price; provided, however, that any adjustments which, except for the provisions of this subsection would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustment.

6.3.3 No adjustment in the Conversion Price will be required upon the issuance from time to time of Common Shares pursuant to the Company's stock option plans or share purchase plan, or any dividend reinvestment plan, or any similar plan, if any, as such plans may be replaced, supplemented or further amended from time to time. In addition, for greater certainty, no adjustment in the Conversion Price upon an event referred to in subsection 6.1.4 will be required upon the distribution from time to time of Common Shares by way of private placement or prospectus which is made to the public in general.

6.3.4 No adjustment in the Conversion Price will be made in respect of subsections 6.1.2(c) or (d)), 6.1.3 or 6.1.4, if Debentureholders are entitled to participate in such event on the same terms, *mutatis mutandis*, as if they had converted their Debentures prior to or on the effective date or record date of such event. Any such participation will be subject to any required prior consent of a Recognized Stock Exchange.

6.3.5 If at any time a dispute arises with respect to adjustments provided for in section 6.1, such dispute will be conclusively determined, subject to the consent of a Recognized Stock Exchange, by the Company's auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action of the Board of Directors and any such determination will be binding upon the Company, the Indenture Trustee, the Debentureholders and shareholders of the Company; such auditors or accountants will be given access to all necessary records of the Company. If any such determination is made, the Company will deliver an Officer's Certificate to the Indenture Trustee describing such determination, and the Indenture Trustee shall be entitled to act and rely upon such Officer's Certificate.

6.3.6 If the Company sets a record date to determine the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, legally abandons its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Conversion Price shall be made.

6.3.7 In the absence of a resolution of the Board of Directors fixing a record date for a Special Distribution or Rights Offering, the Company will be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.

For greater certainty, Debentureholders shall have no right to convert Debentures into any security other than Common Shares unless an appropriate adjustment is made by and set forth in an indenture supplemental hereto.

6.4 Certificate as to Adjustment

The Company shall from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in section 6.1 and 6.2, deliver an

Officer's Certificate to the Indenture Trustee specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, and the Indenture Trustee shall be entitled to act and rely upon such Officer's Certificate. Such Officer's Certificate and the amount of the adjustment specified therein shall be conclusive and binding on all parties in interest. Until such Officer's Certificate is received by the Indenture Trustee, the Indenture Trustee may act and be protected in acting on the presumption that no adjustment has been made or is required. Except in respect of any subdivision, reduction, combination or consolidation of the Common Shares contemplated by subsections 6.1.2(a) and 6.1.2(b), the Company shall forthwith give notice to the Debentureholders specifying the event requiring such adjustment or readjustment and the amount thereof, including the resulting Conversion Price; provided that if the Company has given notice under section 6.5 covering all the relevant facts in respect of such event, no such notice need be given under this section 6.4.

6.5 Notice of Special Matters

The Company covenants that, so long as any Debentures remain Outstanding, it will give notice to the Indenture Trustee on account for the Debentureholders of its intention to fix a record date for any event referred to in subsections 6.1.2, 6.1.3, 6.1.4 or 6.1.5 (other than the subdivision, reduction, combination or consolidation of Common Shares contemplated by subsections 6.1.2(a) and 6.1.2(b)) or a cash dividend (other than a Dividend Paid in the Ordinary Course) which may give rise to an adjustment in the Conversion Price, or other adjustment, and such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Company shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days and not more than 60 days prior to the applicable record date in the case of an event referred to in subsections 6.1.2, 6.1.3 or 6.1.4 and not less than 21 days and not more than 60 days prior to the applicable record date in the case of an event referred to in subsection 6.1.5.

6.6 Notice of Expiry of Conversion Right

The Company covenants that, so long as any Debentures remain Outstanding, it will give notice to the Indenture Trustee on account for the Debentureholders in the manner provided in Article 15, not less than 21 days prior to the Maturity Date, the Redemption Date or the Payment Date, as the case may be, of the expiry of the right of the Holders of the Debentures to convert their Debentures pursuant to subsection 4.1.1.

6.7 Protection of Trustee

The Indenture Trustee shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same; and shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or other property which may at any time be issued or delivered upon the conversion of any Debenture; and the Indenture Trustee, except to the extent that there has been

a failure by the Indenture Trustee or its employees or agents to act honestly and in good faith or where the Indenture Trustee or its employees or agents have acted negligently or in wilful disregard of their obligations hereunder or shall not have complied with Article 12, shall not be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver Common Shares or share certificates upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article 6.

ARTICLE 7
COMMON SHARE INTEREST PAYMENT ELECTION

7.1 Common Share Interest Payment Election

7.1.1 Provided that no Event of Default has occurred and is continuing under this Indenture and that all applicable regulatory approvals have been obtained (including any required approval of any Recognized Stock Exchange) in respect of any matter relating to this Article 7, the Company shall have the irrevocable right, from time to time, to make a Common Share Interest Payment Election in respect of all or any part of any Interest Obligation by delivering a Common Share Interest Payment Election Notice to the Indenture Trustee by no later than the earlier of: (i) the date required by Applicable Law or the rules of any Recognized Stock Exchange on which the Common Shares are then listed, or (ii) the day which is not less than 40 days and not more than 60 days prior to the Interest Payment Date to which the Common Share Interest Payment Election relates.

7.1.2 Upon receipt of a Common Share Interest Payment Election Notice, the Indenture Trustee shall, provided that all applicable regulatory approvals have been obtained and in accordance with this Article 7 and such Common Share Interest Payment Election Notice, deliver Common Share Bid Requests, in a form to be provided by the Company and satisfactory to the Indenture Trustee and its counsel acting reasonably, to the investment banks, brokers or dealers identified by the Company in its absolute discretion or sell Common Shares in the open market on a Recognized Stock Exchange, as specified in the Common Share Interest Payment Election Notice. In connection with the Common Share Interest Payment Election, the Indenture Trustee shall have the power to: (i) accept delivery of the Common Shares from the Company and process the Common Shares in accordance with the Common Share Interest Payment Election Notice, (ii) accept bids with respect to, and consummate sales of, such Common Shares, each as the Company shall direct in its absolute discretion, through the investment banks, brokers or dealers identified by the Company in the Common Share Interest Payment Election Notice, (iii) sell Common Shares in the open market on a Recognized Stock Exchange, (iv) invest the proceeds of such sales on the direction of the Company in Canadian Government Obligations which mature at least three Business Days prior to an applicable Interest Payment Date and/or use such proceeds to pay all or part of the Interest Obligation in respect of which the Common Share Interest Payment Election was made and (v) perform any other action necessarily incidental thereto.

7.1.3 The Indenture Trustee shall not incur any liability or be in any way responsible for the consequences of any loss caused by the investment referred to in section 7.1.2(iv) and the Company indemnifies and saves harmless the Indenture Trustee and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions,

expenses or demands whatsoever which may be brought against the Indenture Trustee or which it may suffer or incur as a result of performing its obligations set out in section 7.1.2.

7.1.4 The Common Share Interest Payment Election Notice shall provide for, and all bids shall be subject to, the right of the Company, by delivering written notice to the Indenture Trustee at any time prior to the consummation of such delivery and sale of the Common Shares on the Common Share Delivery Date, to withdraw the Common Share Interest Payment Election (which shall have the effect of withdrawing each related Common Share Bid Request), whereupon the Company shall be obliged to pay in cash the Interest Obligation in respect of which the Common Share Interest Payment Election Notice has been delivered. The Indenture Trustee shall be fully indemnified by the Company in respect of any withdrawal of a Common Share Interest Payment Election or any termination of bids or contracts for the issuance or sales of Common Shares entered into by the Indenture Trustee on behalf of the Company.

7.1.5 Any sale of Common Shares pursuant to this Article 7 may be made to one or more Persons whose bids are solicited, but all such sales with respect to a particular Common Share Interest Payment Election shall take place concurrently on the Common Share Delivery Date.

7.1.6 The amount received by a Holder of a Debenture in respect of the Interest Obligation will not be affected by whether or not the Company elects to satisfy the Interest Obligation pursuant to a Common Share Interest Payment Election.

7.1.7 The Indenture Trustee shall inform the Company promptly following receipt of any bid or bids for Common Shares solicited pursuant to the Common Share Bid Requests. The Indenture Trustee shall accept such bid or bids as the Company (in its absolute discretion) shall direct by Written Order. In connection with any bids so accepted, the Company, the Indenture Trustee (if required by the Company in its absolute discretion) and the applicable bidders shall, not later than the Common Share Delivery Date, enter into Common Share Purchase Agreements in a form to be provided by the Company and satisfactory to the Indenture Trustee and its counsel acting reasonably, and shall comply with all Applicable Securities Laws, including the securities rules and regulations of any Recognized Stock Exchange on which the Common Shares are then listed. The Company shall deliver to the Indenture Trustee an Opinion of Counsel that such Common Share Purchase Agreements so comply with such Applicable Securities Laws or regulations of any Recognized Stock Exchange. The Company shall pay all fees and expenses in connection with the Common Share Purchase Agreements including the fees and commissions charged by the investment banks, brokers and dealers and the standard fees of the Indenture Trustee generally charged for this service.

7.1.8 Provided that (i) all conditions specified in each Common Share Purchase Agreement to the closing of all sales thereunder have been satisfied, other than the delivery of the Common Shares to be sold thereunder against payment of the purchase price thereof, and (ii) the purchasers under each Common Share Purchase Agreement shall be ready, willing and able to perform thereunder, in each case on the Common Share Delivery Date, the Company shall, on the Common Share Delivery Date, deliver to the Indenture Trustee the Common Shares to be sold on such date, an amount in cash equal to the difference between the applicable Interest Obligation and the anticipated net proceeds of the Common Shares to be sold and an Officer's

Certificate, upon which the Indenture Trustee may act and rely absolutely without any further enquiry, to the effect that all conditions precedent to such sales, including those set forth in this Indenture and in each Common Share Purchase Agreement, have been satisfied. Upon such deliveries, the Indenture Trustee shall consummate such sales on such Common Share Delivery Date by the delivery of the Common Shares to such purchasers against payment to the Indenture Trustee in immediately available funds of the purchase price therefor.

7.1.9 The Company agrees that any Common Shares issued pursuant to this Article 7 shall be issued for an amount equal to the sale price of such Common Shares realized by the Trustee, with the effect that the Trustee will neither realize a gain or loss with respect to the sale of such Common Shares.

7.1.10 The Indenture Trustee shall, on the Common Share Delivery Date, use the sale proceeds of the Common Shares (together with any cash received from the Company) to purchase, on the direction of the Company in writing, Canadian Government Obligations which mature at least three Business Days prior to the applicable Interest Payment Date and which the Indenture Trustee is required to hold until maturity (the "**Common Share Proceeds Investment**") and shall, on such date, deposit the balance, if any, of such sale proceeds in the Property Account for such Debentures. At least one Business Day prior to the Interest Payment Date, the Indenture Trustee shall deposit amounts from the proceeds of the Common Share Proceeds Investment in the Property Account to bring the balance of the Property Account to the Common Share Interest Payment Election Amount to the extent that the Indenture Trustee has been provided sufficient funds to do so. On the Interest Payment Date, the Indenture Trustee shall pay the funds held in the Property Account to the Holders in accordance with section 2.10 or 2.12. The Indenture Trustee shall remit amounts, if any, in respect of income earned on the Common Share Proceeds Investment or otherwise in excess of the Common Share Interest Payment Election Amount to the Company.

7.1.11 Neither the making of a Common Share Interest Payment Election nor the consummation of sales of Common Shares on a Common Share Delivery Date will (i) result in the Holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the Interest Obligation payable on such date, or (ii) entitle such Holders to receive any Common Shares in satisfaction of such Interest Obligation.

ARTICLE 8
SUBORDINATION OF DEBENTURES

8.1 Agreement to Subordinate

The Company covenants and agrees, and each Debentureholder, by his acceptance thereof, likewise agrees, that the payment of the principal of, the premium, if any, and of any interest on the Debentures is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all Permitted Indebtedness whether outstanding on the date of this Indenture or thereafter incurred, notwithstanding that no express written subordination agreement may have been entered into between the holders of Permitted Indebtedness and the Indenture Trustee or the Debentureholders. Notwithstanding the provisions of this section 8.1, the Company shall

continue to make payments on account of interest on the Debentures as they come due unless and until default or an event of default (as defined in any Permitted Indebtedness or any instrument evidencing the same and permitting, by the lapse of time or giving of notice, the holders thereof to accelerate the maturity thereof), has occurred and is continuing and in respect of which notice has been given by or on behalf of the holders of Permitted Indebtedness to the Company.

8.2 Distribution on Insolvency or Winding-up

In the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Company, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Company, whether or not involving solvency or bankruptcy:

8.2.1 The holders of all Permitted Indebtedness will first be entitled to receive payment in full of the principal thereof, premium (or any other amount payable under such Permitted Indebtedness), if any, and interest due thereon, before the Debentureholders will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures.

8.2.2 Any payment by, or distribution of assets of, the Company of any kind or character, whether in cash, property or securities (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in this Article 8 with respect to the Debentures, to the payment of all Permitted Indebtedness, provided that (i) the Permitted Indebtedness is assumed by the new corporation, if any, resulting from such reorganization or readjustment, and (ii) without prejudice to the rights of such holders with respect to any such plan (including without limitation as to whether or not to approve same and on what conditions to do so), the rights of the holders of Permitted Indebtedness are not altered adversely by such reorganization or readjustment) to which the Debentureholders or the Indenture Trustee would be entitled, except for the provisions of this Article 8, will be paid or delivered by the Person making such payment or distribution, whether a trustee in bankruptcy, a receiver, a receiver-manager, a liquidator or otherwise, directly to the holders of Permitted Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Permitted Indebtedness may have been issued, rateably according to the aggregate amounts remaining unpaid on account of the Permitted Indebtedness held or represented by each, to the extent necessary to make payment in full of all Permitted Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Permitted Indebtedness.

8.2.3 Subject to section 8.6, if, notwithstanding the foregoing, any payment by, or distribution of assets of, the Company of any kind or character, whether in cash, property or securities (other than securities of the Company as reorganized or readjusted or securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in this section 8.2.3 with respect to the Debentures, to the payment of all Permitted Indebtedness, provided that (i) the Permitted Indebtedness is assumed by the new corporation, if any, resulting from such reorganization or

readjustment and (ii) without prejudice to the rights of such holders with respect to any such plan (including without limitation as to whether or not to approve same and on what conditions to do so), the rights of the holders of Permitted Indebtedness are not altered adversely by such reorganization or readjustment), is received by the Indenture Trustee or the Debentureholders before all Permitted Indebtedness is paid in full, such payment or distribution will be held in trust for the benefit of, and will be paid over to the holders of such Permitted Indebtedness or their representative or representatives or to the Indenture Trustee or trustees under any indenture under which any instruments evidencing any of such Permitted Indebtedness may have been issued, rateably as aforesaid, for application to the payment of all Permitted Indebtedness remaining unpaid until such Permitted Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Permitted Indebtedness.

8.3 Subrogation of Debentures

Subject to the payment in full of all Permitted Indebtedness, the Debentureholders shall be subrogated to the rights of the holders of Permitted Indebtedness to receive payments and distributions of assets of the Company in respect of and on account of Permitted Indebtedness, to the extent of the application thereto of moneys or other assets which would have been received by the Debentureholders, but for the provisions of this Article 8, until the principal of, premium, if any, and interest on the Debentures shall be paid in full. No payment or distribution of assets of the Company to the Debentureholders which would be payable or distributable to the holders of Permitted Indebtedness pursuant to this Article 8 shall, as between the Company, its creditors (other than the holders of Permitted Indebtedness) and the Debentureholders, be deemed to be a payment by the Company to or on account of the Debentureholders, it being understood that the provisions of this Article 8 are, and are intended, solely for the purpose of defining the relative rights of the Debentureholders, on the one hand, and the holders of the Permitted Indebtedness, on the other hand. Nothing contained in this Article 8 or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Company and its creditors (other than the holders of Permitted Indebtedness and the Debentureholders), the obligation of the Company, which is unconditional and absolute, to pay to the Debentureholders the principal of and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or to affect the relative rights of the Debentureholders and the creditors of the Company, other than the holders of the Permitted Indebtedness, nor shall anything herein or therein prevent the Indenture Trustee or the Holder of any Debentures from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 8, of the holders of Permitted Indebtedness upon the exercise of any such remedy.

8.4 No Payment to Debentureholders if Event of Default under the Permitted Indebtedness

8.4.1 Upon the maturity of any Permitted Indebtedness by lapse of time, acceleration or otherwise, then, except as hereinafter otherwise provided in subsection 8.4.3, all principal of and premium or penalty (or any other amounts payable under such Permitted Indebtedness), if any, and interest on all such matured Permitted Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment on account of principal of, premium, if any,

and interest on the Debentures is made, including the Redemption Price, any amount owed upon a Change of Control or on the Maturity Date.

8.4.2 Except as hereinafter otherwise provided in subsection 8.4.3, the Company shall not make any payment, and the Debentureholders shall not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by compensation, set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of the indebtedness represented by the Debentures (other than pursuant to section 4.1) (i) in a manner inconsistent with the terms (as they exist on the date hereof) of this Indenture or of the Debentures, or (ii) at any time when a default or an event of default, as defined in any Permitted Indebtedness or any instrument evidencing the same and permitting, by the lapse of time or giving of notice, the holders thereof to accelerate the maturity thereof, has occurred under Permitted Indebtedness and is continuing and notice of such default or event of default has been given by or on behalf of the holders of Permitted Indebtedness to the Company, unless and until such Permitted Indebtedness have been paid and satisfied in full, or unless and until such default or event of default shall have been cured or waived in writing or shall have ceased to exist in accordance with the provisions of such Permitted Indebtedness.

8.4.3 For greater certainty but without limiting the generality of the foregoing, this section 8.4 shall not be construed so as to prevent the Indenture Trustee from receiving and retaining any payments on account of Debentures which are made (i) in a manner that is consistent with the terms of this Indenture or of the Debentures, and (ii) at any time when no default or event of default (as defined in any Permitted Indebtedness or any instrument evidencing the same and permitting, by the lapse of time or giving of notice, the holders thereof to accelerate the maturity thereof) has occurred and is continuing and in respect of which notice has not been given by or on behalf of the holders of Permitted Indebtedness to the Company.

8.5 Authorization of Debentureholders to Trustee to Effect Subordination

Each Holder of Debentures, by his acceptance thereof, authorizes and directs the Indenture Trustee, on its behalf, to execute and deliver any such subordination agreements with the Company and the holders, or representatives or trustees thereof, of Permitted Indebtedness, whether outstanding or hereafter incurred, which Counsel shall advise contains the subordination provisions hereof and as may be necessary in the Opinion of Counsel or appropriate to effect the subordination provided for in this Article 8 and appoints the Indenture Trustee his attorney-in-fact for any and all such purposes.

8.6 Knowledge of Trustee

Notwithstanding the provisions of this Article 8, the Indenture Trustee will not be charged with knowledge of the existence of any facts that would prohibit the making of any payment of moneys to or by the Indenture Trustee, or the taking of any other action by the Indenture Trustee, unless and until the Indenture Trustee has received written notice thereof from the Company, any Debentureholder or any holder or representative of any class of Permitted Indebtedness.

8.7 Trustee May Hold Permitted Indebtedness

The Indenture Trustee is entitled to all the rights set forth in this Article 8 with respect to any Permitted Indebtedness at the time held by it, to the same extent as any other holder of Permitted Indebtedness, and nothing in this Indenture deprives the Indenture Trustee of any of its rights as such holder.

8.8 Rights of Holders of Permitted Indebtedness Not Impaired

No right of any present or future holder of any Permitted Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any non-compliance by the Company with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

8.9 Altering the Permitted Indebtedness

The holders of the Permitted Indebtedness have the right to extend, renew, modify or amend the terms of the Permitted Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Company, all without notice to or consent of the Debentureholders or the Indenture Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Debentureholders or the Indenture Trustee.

8.10 Additional Indebtedness

This Indenture does not restrict the Company or its Affiliates from incurring additional indebtedness for borrowed money (including additional Permitted Indebtedness or indebtedness ranking pari passu with any Debentures), the issuance or repurchase of securities by the Company or its Affiliates or otherwise from hypothecating or charging its property to secure any indebtedness, provided, however, that the Company shall not incur any additional indebtedness, other than Permitted Indebtedness, unless the Debentures shall rank at least pari passu to such additional indebtedness.

8.11 Right of Debentureholder to Convert Not Impaired

The subordination of the Debentures to the Permitted Indebtedness and the provisions of this Article 8 do not impair in any way the right of a Debentureholder to convert its Debentures pursuant to section 4.1.

ARTICLE 9
COVENANTS OF THE COMPANY

9.1 Payment of Principal, Premium and Interest

The Company covenants and agrees with the Indenture Trustee and for the benefit of the Holders of each Debenture that it will duly and punctually pay the principal of (and premium, if any) and interest on the Debentures in accordance with their terms and this Indenture.

9.2 Corporate Existence; Books of Account

9.2.1 The Company covenants and agrees with the Indenture Trustee for the benefit of each Holder that:

(a) it will at all times maintain its corporate existence; and

(b) it will keep or cause to be kept proper books of account in accordance with Canadian generally accepted accounting principles.

9.3 Compliance Certificate

9.3.1 The Company shall deliver to the Indenture Trustee within 140 days after the end of each fiscal year of the Company (and at any other reasonable time upon demand by the Indenture Trustee) an Officer's Certificate stating that the Company has complied with all requirements of the Company contained in this Indenture that, if not complied with, would, with the giving of notice, lapse of time, or otherwise, constitute an Event of Default. If an Event of Default shall have occurred, the certificate shall describe the nature and particulars of the Event of Default and its current status and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

9.4 Notice of Default

9.4.1 The Company will promptly notify the Indenture Trustee upon becoming aware of the occurrence of any Event of Default.

9.5 Securities Laws

9.5.1 The Company covenants and agrees with the Indenture Trustee for the benefit of the Holders that:

(a) it will take all reasonable steps and actions and do all such acts and things as may be required to: (i) obtain a listing of the Debentures on a Recognized Stock Exchange, (ii) as long as it meets the minimum listing requirements of such institutions, maintain the listing and posting for trading of the Debentures, if applicable, and the Common Shares on a Recognized Stock Exchange, and (iii) maintain its status as a reporting issuer or equivalent in good standing or equivalent under the Applicable Securities Laws in the Provinces of Canada in which the Company is currently a reporting issuer or equivalent; and

(b) it will, at the relevant times and upon exercise of the relevant rights or elections, comply and take all measures necessary to comply at all times with subsections 3.7.3, 4.1.3 and 5.2.3 including, without limitation, make application for any order, ruling, registration or filing or give any notice required under Applicable Securities Laws.

9.5.2 The Indenture Trustee shall have no obligation to verify information relating to the Company's compliance with this section 9.5 and may act and rely upon all information provided by the Company with respect to such compliance, without independent inquiry.

9.6 Performance of Covenants by Indenture Trustee

9.6.1 If the Company fails to perform any of its covenants contained in this Indenture, the Indenture Trustee may itself perform any of such covenants capable of being performed by it, but will be under no obligation to do so. All sums expended or advanced by the Indenture Trustee for such purpose will be repayable as provided in section 9.7 of the Indenture. No such performance or advance by the Indenture Trustee shall relieve the Company of any default hereunder or its continuing obligations hereunder.

9.7 Payment of Indenture Trustee's Remuneration

The Company will pay on demand the Indenture Trustee's reasonable remuneration for its services as Indenture Trustee hereunder (including reimbursement for distributions which include legal services) and will repay to the Indenture Trustee on demand all moneys which shall have been paid by the Indenture Trustee out of its own funds in and about the execution of the trusts hereby created with interest at such reasonable rate as shall have been agreed to by the Trustee from time to time, from the date of expenditure until repayment, with a reasonable rate of interest to be charged by the Indenture Trustee on any overdue accounts of the Company. The said remuneration shall continue to be payable until the trusts hereof are finally wound up and whether or not the trusts of this Indenture shall be in course of administration by or under the direction of the court. This Section 9.7 shall survive the resignation of the Indenture Trustee or the termination of this Agreement. Notwithstanding the foregoing, the Company need not pay or reimburse the Indenture Trustee for expenses, disbursements or advances if the Indenture Trustee incurred such expenses, disbursements or advances as a result of its dishonesty, bad faith, wilful misconduct, negligence or reckless disregard of a right, duty or obligation by the Indenture Trustee.

ARTICLE 10
EVENTS OF DEFAULT AND REMEDIES

10.1 Events of Default and Enforcement

10.1.1 If and when any one or more of the following events (herein called an "**Event of Default**") shall happen with respect to the Debentures, namely:

(a) a default in payment of principal (and premium, if any) on any Debentures when due;

(b) a default in payment of interest on any Debentures when due and payable and the continuance of such default for 30 days;

(c) a default in the observance of the covenant contained in subsection 9.5.1 and the continuance of such default for 10 Business Days;

(d) a material default in performing or observing any of the other covenants, agreements or obligations of the Company as described herein and the continuance of such default for 60 days after written notice to the Company by the Indenture Trustee or by the Holders of not less than 25% in principal amount of Outstanding Debentures requiring the same to be remedied, or such longer period of time as the Indenture Trustee (having regard to the subject matter of neglect or non-observance) shall agree to;

(e) the failure to make an Offer to Purchase upon a Change of Control;

(f) a decree, judgment, or order by a court having jurisdiction in the premises shall have been entered adjudging the Company bankrupt or insolvent or approving as properly filed a petition seeking reorganization, readjustment, arrangement, composition or similar relief for the Company, under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous applicable law of Canada or any province thereof, and such decree, judgment or order of a court having jurisdiction in the premises for the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of the Company or of a substantial part of its property, or for the winding up or liquidation of its affairs, shall have remained in force for a period of 30 consecutive days; or any substantial part of the property of the Company shall be sequestered or attached and shall not be returned to the possession of the Company or released from such attachment, as the case may be, whether by filing of a bond, or stay or otherwise, within 30 consecutive days thereafter;

(g) the Company shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous applicable law of Canada or any province thereof or shall consent to the filing of any such petition, or shall consent to the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency for it or of a substantial part of its property, or shall make an assignment for the benefit of creditors, or shall be unable, or admit in writing its inability, to pay its debts generally as they become due, or corporate action shall be taken by the Company in furtherance of any of the aforesaid actions; or

(h) a default under the terms of any Permitted Indebtedness of the Company, whether such debt now exists or shall hereafter be created, which default results in such debt being declared due and payable prior to the date on which it would otherwise become or be due and payable and such acceleration is not rescinded or annulled within 10 days after the date of such acceleration unless the Company shall, in good faith, be contesting such acceleration or unless such default is cured or waived pursuant to the terms of the Permitted Indebtedness;

then, and in each and every such case which has happened and is continuing, the Indenture Trustee may, in its discretion, and shall, upon the written request of the Holders of not less than

50% in principal amount of the Outstanding Debentures at such time (or, if there is a Global Debenture Outstanding, a written request of the Participants having received instructions from the Beneficial Holders holding at least 50% of the Outstanding Debentures), declare the principal of (and premium, if any) together with accrued interest on all such Debentures to be due and payable immediately, by a Notice in writing to the Company (and to the Indenture Trustee if given by the Holders), and upon any such declaration such principal amount and premium, if any, together with accrued interest thereon, shall become immediately due and payable. If the Indenture Trustee fails to notify in writing the Company pursuant to the terms hereof, the Holders of Debentures having provided the written request to the Indenture Trustee may do so.

10.2 Notice of Event of Default

10.2.1 The Indenture Trustee shall give to the Holders within five days after the Indenture Trustee becomes aware by way of written Notice of the occurrence of an Event of Default, Notice of every Event of Default so occurring and continuing at the time the Notice is given, unless the Indenture Trustee reasonably and in good faith determines that the withholding of such Notice is in the best interests of the Holders and gives written Notice of such determination to the Company. When a Notice of the occurrence of an Event of Default is given by the Indenture Trustee pursuant to this subsection 10.2.1 and the Event of Default is thereafter cured, the Indenture Trustee shall give Notice that the Event of Default is no longer outstanding to all Holders to whom Notice of the occurrence of the Event of Default was given within 5 days after the Indenture Trustee becomes aware, by written Notice given by the Company to the Indenture Trustee, that the Event of Default has been cured and is no longer outstanding.

10.3 Waiver of Declaration

10.3.1 At any time after a declaration of acceleration with respect to the Debentures has been made pursuant to section 10.1 and before a judgment or decree for payment of the money due has been obtained by the Indenture Trustee as hereinafter provided, the Holders of not less than 50% in principal amount of Outstanding Debentures, by written Notice to the Company and the Indenture Trustee, may thereupon rescind and annul such declaration and its consequences if the Company has paid or deposited with the Indenture Trustee a sum sufficient to pay:

(a) all overdue interest on all Debentures;

(b) the principal of (and premium, if any) any of the Debentures which have become due otherwise than by such declaration of acceleration, and interest thereon at the rate or rates prescribed therefor in such Debentures; and

(c) to the extent that payment of such interest is lawful and applicable, interest upon overdue instalments of interest at the rate or rates prescribed therefor in such Debentures; and

all Events of Default with respect to the Debentures, other than the non-payment of the principal of (and premium, if any), and interest on, such Debentures which have become due solely by such declaration of acceleration, have been cured or waived in accordance with the provisions of this Indenture.

10.4 Waiver

10.4.1 The Holders of not less than 50% in aggregate principal amount of the Outstanding Debentures may on behalf of the Holders of all Debentures waive any past default hereunder and its consequences, except a default:

(a) in the payment of the principal of (or premium, if any) or interest on any Debentures; or

(b) in respect of a covenant or provision hereof that under Article 16 cannot be modified or amended without an Extraordinary Resolution passed by the Holders.

10.4.2 Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture. No such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

10.5 Other Remedies

10.5.1 If an Event of Default occurs and is continuing, the Indenture Trustee may pursue any available remedy to collect the payment of principal of (and premium, if any) or interest on Debentures or to enforce the performance of any term of the Debentures or this Indenture.

10.5.2 The Indenture Trustee may maintain a Proceeding even if it does not possess any Debentures or does not produce any of them in the Proceeding. A delay or omission by the Indenture Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default.

10.6 Application of Money Collected

Any money collected by the Indenture Trustee pursuant to this article in respect of Debentures shall (subject to any claims having priority under Applicable Law) be applied in the following order, at the dates fixed by the Indenture Trustee and, in case of the distribution of such money on account of principal of (and premium, if any) or interest, upon presentation of Debentures and the notation thereon of the payment (if only partially paid) and upon surrender thereof (if fully paid):

(a) first, to the payment of all amounts due to the Indenture Trustee under this Indenture with respect to such Debentures;

(b) second, to the payment of accrued interest on such Debentures;

(c) third, to the payment of the principal of (and premium, if any) on such Debentures;

(d) fourth, to the payment of any other amounts with respect to such Debentures; and

(e) fifth, to whomever may be lawfully entitled to receive the balance of such money.

10.7 Control by Holders

10.7.1 The Holders of at least 25% in principal amount of the Outstanding Debentures may:

(a) direct the time, method and place in the Province of Ontario of conducting any Proceeding for any remedy available to the Indenture Trustee or exercising any trust or power conferred on it with respect to the Debentures; and

(b) take any other action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of Debentures under any provisions of this Indenture or under Applicable Law.

The Indenture Trustee may refuse, however, to follow any direction that conflicts with law or this Indenture.

10.8 Limitation on Suits

10.8.1 No Holder of any Debenture will have any right to pursue any remedy (including any action, suit or proceeding authorized or permitted by this Indenture or pursuant to Applicable Law) with respect to this Indenture or the Debentures unless: (i) the Holder gives to the Indenture Trustee notice of a continuing Event of Default; (ii) the Holders of at least 25% in principal amount of the then Outstanding Debentures make a request in writing to the Indenture Trustee to pursue the remedy; (iii) such Holder or Holders offer or provide to the Indenture Trustee security and indemnity in form satisfactory to the Indenture Trustee against any loss, liability or expense; (iv) the Indenture Trustee does not comply with the request within 30 days after receipt of such request and indemnity; and (v) during such 30-day period the Holders of a majority in principal amount of Outstanding Debentures do not give the Indenture Trustee a direction inconsistent with the request.

10.8.2 Holders may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder.

10.9 Collection Suit by Indenture Trustee

11.9.1 If an Event of Default specified in clause (a), (b), (c), (d) or (h) of section 10.1 occurs and is continuing, the Indenture Trustee may recover judgment in its own name and as trustee against the Company for the whole amount of principal (and premium, if any) and interest remaining unpaid.

10.10 Indenture Trustee May File Proofs of Claim

10.10.1 The Indenture Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Indenture Trustee and the Holders lodged or allowed in any judicial proceedings relative to the Company, its creditors or its property.

10.11 Undertaking for Costs

10.11.1 In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Indenture Trustee for any action taken or omitted by it as Indenture Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defences made by the party litigant. This subsection 10.11.1 does not apply to a suit by the Indenture Trustee, a suit by a Holder pursuant to section 10.8, or a suit by any Holder or group of Holders of more than 50% in principal amount of the Outstanding Debentures.

10.12 Delay or Omission Not Waiver

10.12.1 No delay or omission of the Indenture Trustee or of any Holder of any Debenture to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this article or by law to the Indenture Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Indenture Trustee or by the Holders, as the case may be.

10.13 Remedies Cumulative

10.13.1 No remedy herein conferred upon or reserved to the Indenture Trustee or upon or to the Holders is intended to be exclusive of any other remedy, but each remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or statute.

10.14 Judgment Against the Company

10.14.1 The Company covenants and agrees with the Indenture Trustee that, in case of any Proceeding to obtain judgment for payment of the principal of, premium, if any, or interest, if any, on the Debentures, judgment may be rendered against it in favour of the Holders or in favour of the Indenture Trustee, as holder of a power of attorney for the Holders, for the amount which may remain due in respect of the Debentures and the interest and premium, if any, thereon.

ARTICLE 11
SATISFACTION AND DISCHARGE

11.1 Non-Presentation of Debentures

If any Debentureholder fails to present any Debentures for payment on the date on which the principal of, premium, if any, or interest thereon, becomes payable, whether on a Redemption Date, Payment Date, Maturity Date or any other repayment date, or shall not accept payment on account thereof and give such receipt therefor, if any, as the Indenture Trustee may require:

(a) the Company shall thereafter be entitled to pay or deliver to the Indenture Trustee and direct the Indenture Trustee to set aside;

(b) in respect of moneys or Common Shares in the hands of the Indenture Trustee which may or should be applied to the payment of the Debentures, the Company shall thereafter be entitled to direct the Indenture Trustee to set aside; or

(c) if the redemption was made pursuant to any Notice given by the Indenture Trustee, the Indenture Trustee may itself thereafter set aside,

the principal of, premium, if any, and interest on such Holder's Debentures, in trust to be paid to such Debentureholder upon due presentation or surrender of such Debentures in accordance with the provisions of this Indenture; and thereupon the principal of, premium, if any, and interest payable on each Debenture in respect whereof such moneys and, if permitted hereunder, Common Shares have been set aside shall be deemed to have been paid and the Holder thereof shall thereafter have no right in respect thereof except to receive delivery and payment of the moneys or Common Shares, if applicable, so set aside by the Indenture Trustee upon due presentation and surrender thereof, subject to the provisions of subsection 2.4. For greater certainty, the provisions of Article 6 shall not prevent the application of moneys received by the Trustee pursuant to this subsection 11.1 to the payment of principal, premium, if any, and interest on such Holder's Debentures.

11.2 Discharge

The Indenture Trustee shall at the written request of the Company release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and release the Company from its covenants herein contained (other than the provisions relating to the indemnification of the Indenture Trustee), upon proof being given to the reasonable satisfaction of the Indenture Trustee that the principal of, premium, if any, and interest on (including interest on amounts in default, if any) all of the Debentures and all other moneys payable hereunder have been paid or satisfied or that, all of the Debentures having matured or having been duly called for redemption, payment of the principal of, premium, if any, and interest (including interest on amounts in default, if any) on such Debentures and all other moneys payable hereunder have been duly and effectually provided for in accordance with the provisions hereof.

ARTICLE 12
THE INDENTURE TRUSTEE

12.1 Duties of Indenture Trustee

12.1.1 In the exercise of its rights, duties and obligations prescribed or conferred by this Indenture, the Indenture Trustee shall act honestly and in good faith and shall exercise that degree of care, diligence and skill that a reasonably prudent corporate trustee would exercise in comparable circumstances. Subject to the foregoing, the Indenture Trustee shall be liable only for an act or failure to act arising from or in connection with dishonesty, bad faith, wilful misconduct, negligence or reckless disregard of a right, duty or obligation by the Indenture Trustee. The Indenture Trustee shall not be liable for any act or default on the part of any agent

employed by it or for permitting any agent or co-trustee to receive and retain any moneys payable to the Indenture Trustee under this Indenture, except as aforesaid.

12.2 Employ Agents

12.2.1 The Indenture Trustee may, but is not required to, employ (at the expense of the Company) such Counsel, agents and other assistants as it may reasonably require for the proper determination and discharge of its duties under this Indenture, and shall not be responsible for any negligence or misconduct on the part of any such Counsel, agent or other assistant or for any liability incurred by any Person as a result of not employing such Counsel, agent or other assistant, and may pay reasonable remuneration for all services performed for it with respect to this Indenture, and shall be entitled to receive reimbursement for all reasonable disbursements, costs, liabilities and expenses made or incurred by it with respect to this Indenture. All such disbursements, costs, liabilities and expenses in relation to this Indenture and all expenses incidental to the preparation, execution, creation and issuance of the Debentures, whether done or incurred at the request of the Indenture Trustee or the Company, shall bear interest at the posted annual rate of interest charged by the Indenture Trustee from time to time to its corporate trust customers from the date which is 30 days following receipt by the Company of an invoice from the Indenture Trustee with respect to such expenses until the date of reimbursement and shall (together with such interest) be paid by the Company immediately upon receipt of such invoice.

12.3 Reliance on Evidence of Compliance

12.3.1 In the exercise of its rights, duties and obligations under this Indenture, the Indenture Trustee may, if it is acting in good faith, act and rely, as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, Opinions of Counsel, reports, directions, orders, certificates and Certificates of the Company required by the Indenture Trustee to be furnished to it in the exercise of its rights, duties and obligations under this Indenture, if the Indenture Trustee examines such statutory declarations, Opinions of Counsel, reports, directions, orders, certificates or Certificates of the Company and determines that they indicate compliance with the applicable requirements of this Indenture.

12.4 Provision of Evidence of Compliance to Indenture Trustee

12.4.1 In addition to any other provisions of this Indenture, the Indenture Trustee may, at any time any action is taken which relates to any of paragraphs (a) through (c) below, and acting in good faith, require evidence of compliance with the conditions precedent provided for in this Indenture relating to:

(a) the certification pursuant to section 2.7 and delivery of Debentures;

(b) the satisfaction and discharge of this Indenture; or

(c) the taking of any other action or step to be taken by the Indenture Trustee at the request, or on the application, of the Company.

12.5 Contents of Evidence of Compliance

12.5.1 Evidence of compliance required by section 12.4 shall consist of:

(a) a Certificate of the Company that the conditions precedent referred to in such Certificate have been complied with in accordance with the terms of this Indenture;

(b) in the case of conditions precedent compliance with which are, pursuant to this Indenture, made subject to review or examination by Counsel, an Opinion of Counsel to the Company that such conditions precedent have been complied with in accordance with the terms of this Indenture; and

(c) in the case of conditions precedent compliance with which are subject to the review or examination by auditors or appraisers, an opinion or report of a chartered accountant or appraiser, as the case may be, approved by the Indenture Trustee acting reasonably, that such conditions precedent have been complied with in accordance with the terms of this Indenture.

12.5.2 Whenever such evidence relates to a matter other than the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the Company it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately following paragraph of this Section.

12.5.3 Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Indenture shall include (i) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (iii) a statement that, in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (iv) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

12.6 Advice of Experts

12.6.1 The Indenture Trustee may act or not act and rely or not rely, and shall be protected in acting or not acting and relying or not relying in good faith, on the opinion, advice or information (including the Opinion of Counsel) obtained from any counsel, auditor, valuer, engineer, surveyor or other expert, whether obtained by the Indenture Trustee or by the Company, and, if acting in good faith, may rely as to the truth of the statements and the accuracy of the opinions expressed in any report or opinion furnished by such Person and may obtain such assistance as may be necessary to the proper determination and discharge of its duties and may

pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid, including the disbursements of any legal or other advisor or assistants.

12.7 Indenture Trustee May Deal in Debentures

12.7.1 In its personal capacity or any other capacity, the Indenture Trustee, and each Affiliate of the Indenture Trustee, may buy, sell, lend upon, become a pledgee of and deal in the Debentures and generally contract and enter into financial transactions with the Company and any Affiliate of the Company without being liable to account for any profits made thereby.

12.8 Conditions Precedent to Indenture Trustee's Obligation to Act

12.8.1 The Indenture Trustee shall not be bound to give any notice, or to do, observe or perform or see to the observance or performance by the Company of any of the obligations imposed under the Indenture or to supervise or interfere with any of the activities of the Company, or to do or take any act, action or Proceeding by virtue of the powers conferred on it by this Indenture, unless and until it shall have been required to do so under the terms of this Indenture; nor shall the Indenture Trustee be required to take notice of any default or Event of Default, other than in payment of any moneys required by this Indenture to be paid to the Indenture Trustee, unless and until notified in writing of such default or Event of Default by the Company or by any Holder, which notice shall distinctly specify default or Event of Default, and in the absence of any such notice the Indenture Trustee may conclusively assume that no default or Event of Default has occurred. Any such notice or requisition shall in no way limit any discretion given to the Indenture Trustee in this Indenture to determine whether or not to take action with respect to any default or Event of Default or with respect to any such requisition.

12.8.2 The obligation of the Indenture Trustee to do any of the actions referred to in subsection 12.8.1, including to commence or to continue any Proceeding or any right of the Indenture Trustee or the Holders, shall be conditional upon the Holders furnishing, when required by notice in writing by the Indenture Trustee, sufficient funds to commence or continue such action and an indemnity satisfactory to the Indenture Trustee to protect and hold harmless the Indenture Trustee against the costs, charges, expenses and liabilities which may result from such action and any loss and damage the Indenture Trustee may suffer by reason of such action.

12.8.3 Before commencing or at any time during the continuance of any Proceeding, the Indenture Trustee may require the Holders on whose behalf it is acting to deposit with the Indenture Trustee the Debentures held by them, and the Indenture Trustee shall issue receipts for such Debentures.

12.9 Indenture Trustee Not Required to Give Security

12.9.1 The Indenture Trustee shall not be required to give Security for its conduct or administration under this Indenture.

12.10 Resignation or Removal of Indenture Trustee; Conflict of Interest

12.10.1 The Indenture Trustee represents and warrants to the Company that at the time of the execution and delivery of this Indenture no material conflict of interest exists with respect to the Indenture Trustee's role as a fiduciary hereunder.

12.10.2 The Indenture Trustee may resign as trustee hereunder by giving not less than 60 days notice in writing to the Company or such shorter notice as the Company may accept as sufficient. The Indenture Trustee shall resign if a material conflict of interest arises with respect to its role as trustee under this Indenture that is not eliminated within 90 days after the Indenture Trustee becomes aware of such conflict of interest. Immediately after the Indenture Trustee becomes aware that it has a material conflict of interest it shall provide the Company with written notice of the nature of that conflict. Upon any such resignation, the Indenture Trustee shall be discharged from all further duties and liabilities under this Indenture. None of the validity and enforceability of this Indenture or the Debentures shall be affected in any manner whatsoever by reason only of the existence of a material conflict of interest on the part of the Indenture Trustee (whether arising prior to or after the date of this Indenture). If the Indenture Trustee does not comply with this section, any Holder or the Company may apply to the Ontario Superior Court of Justice in the judicial district of Toronto for an order that the Indenture Trustee be replaced as trustee under this Indenture.

12.10.3 In the event of the Indenture Trustee resigning or being removed by the Holders by Extraordinary Resolution or by the Company or being dissolved, becoming insolvent or bankrupt, going into liquidation or otherwise becoming incapable of acting as trustee under this Indenture, the Company shall immediately appoint a successor Indenture Trustee unless a successor Indenture Trustee has already been appointed by the Holders; failing such appointment by the Company, the retiring Indenture Trustee or any other Holder may apply to a judge of the Ontario Superior Court of Justice in the judicial district of Toronto, on such notice as such judge may direct, for the appointment of a successor Indenture Trustee. The successor Indenture Trustee so appointed by the Company or by such court shall be subject to removal by the Holders by way of an Act of Holders. Any successor Indenture Trustee appointed under any provision of this section shall be a corporation authorized to carry on the business of a trust corporation in Canada or the Province of Ontario. On any appointment of the successor Indenture Trustee, the successor Indenture Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named in this Indenture as Indenture Trustee. The expenses of all acts, documents and Proceedings required under this section will be paid by the Company in the same manner as if the amount thereof were fees payable to the Indenture Trustee under this Indenture.

12.10.4 Any successor Indenture Trustee shall, immediately upon appointment, become vested with all the estates, properties, rights, powers and trusts of its predecessor in the trusts under this Indenture, with like effect as if originally named as Indenture Trustee hereunder. Nevertheless, upon the written request of the successor Indenture Trustee or of the Company and upon payment of all outstanding fees and expenses, the Indenture Trustee ceasing to act shall execute and deliver a document assigning and transferring to such successor Indenture Trustee, upon the trusts expressed in this Indenture, all the rights, powers and trusts of the Indenture Trustee so ceasing to act, and shall duly assign, transfer and deliver all property (including

money) held by such Indenture Trustee to the successor Indenture Trustee in its place. Should any deed, conveyance or other document in writing from the Company be required by any successor Indenture Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and other documents in writing shall, on the request of the successor Indenture Trustee, be made, executed, acknowledged and delivered by the Company.

12.10.5 Any corporation into which the Indenture Trustee is amalgamated or with which it is consolidated or to which all or substantially all of its corporate trust business is sold or is otherwise transferred or any corporation resulting from any consolidation or amalgamation to which the Indenture Trustee is a party shall be a successor Indenture Trustee under this Indenture, without the execution of any document or any further act; provided that such successor Indenture Trustee is a corporation qualified to carry on the business of a trust corporation in Canada or the Province of Ontario and shall not have a material conflict of interest in its role as a fiduciary under this Indenture.

12.11 Authority to Carry on Business; Resignation

12.11.1 The Indenture Trustee represents and warrants to the Company that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust corporation in Canada. If the Indenture Trustee ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the Debentures issued hereunder shall not be affected in any manner by reason only of such event but the Indenture Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust corporation in Canada, either become so authorized or resign in the manner and with the effect specified in section 12.10.

12.12 Protection of Indenture Trustee

12.12.1 By way of supplement to any Applicable Law from time to time relating to trustees and in addition to any other provision of this Indenture for the relief of the Indenture Trustee, it is expressly agreed that:

(a) the Indenture Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Debentures (except the representations and warranties contained in the last sentence of subsection 2.7.4 and in subsection 12.10.1 and sections 12.1 and 12.13 which are being given by the Indenture Trustee in its personal capacity) or required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Company;

(b) the Indenture Trustee shall not be bound to give to any Person notice of the execution of this Indenture unless and until an Event of Default and a declaration of acceleration has occurred, and the Indenture Trustee has determined or become obliged to enforce the same;

(c) the Indenture Trustee shall not incur any liability or be in any way responsible for the consequence of any breach on the part of the Company of any of the

covenants contained in this Indenture or of any acts of the agents or servants of the Company;

(d) the Company indemnifies and saves harmless the Indenture Trustee and its officers, directors and employees and agents from and against any and all liabilities, losses, costs, claims, actions, expenses (including legal fees and disbursements on a solicitor and client basis) or demands whatsoever which may be brought against the Indenture Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations under this Indenture, including those arising out of or related to actions taken or omitted to be taken by the Indenture Trustee contemplated by this Indenture, and including legal fees and disbursements on a solicitor and client basis and costs and expenses incurred in connection with the enforcement of this indemnity, which the Indenture Trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Indenture Trustee, save only in the event of the negligence or reckless disregard in acting or failing to act, or the wilful misconduct, dishonesty or bad faith of the Indenture Trustee. It is understood and agreed that this indemnification shall survive the termination or discharge of this Indenture or the resignation or removal of the Indenture Trustee;

(e) without limiting the generality of section 12.12.1(d), the Company will indemnify and hold harmless the Indenture Trustee and upon written request reimburse the Indenture Trustee for the amount of (i) any taxes levied or imposed and paid by the Indenture Trustee as a result of payments made under or with respect to the Debentures, (ii) any liability (including penalties and interest) arising therefrom or with respect thereto paid by the Indenture Trustee as a result of payments made under or with respect to the Debentures, (iii) any liability (including penalties and interest) arising from a Common Share Interest Payment Election, and (iv) any taxes levied or imposed and paid by the Indenture Trustee with respect to reimbursement under (i), (ii) and (iii) above, but excluding any taxes on the Indenture Trustee's net income arising from fees for acting as the trustee hereunder or in respect of the Indenture Trustee's capital.

(f) the Indenture Trustee shall not be liable by reason of the statements or implications of fact or law contained in or arising out of anything contained in this Indenture or in the Debentures or be required to verify the same, but all statements or implications shall be deemed to have been made by the Company only;

(g) the Indenture Trustee may, in the exercise of all or any of the trusts, powers and discretion vested in it under this Indenture, act by the responsible officers of the Indenture Trustee; the Indenture Trustee may delegate to any Person the performance of any of the trusts and powers vested in it by this Indenture, and any delegation may be made upon such terms and conditions and subject to such

regulations as the Indenture Trustee may think to be in the best interest of the Holders;

(h) the Indenture Trustee shall not be required to take notice or be deemed to have notice or actual knowledge of any matter under this Indenture, unless the Indenture Trustee shall have received from the Company or a Holder written notice stating the matter in respect of which the Indenture Trustee should have notice or actual knowledge;

(i) the Indenture Trustee shall not be bound to act in accordance with any direction or request of the Company until an executed copy of the document containing the direction or request has been delivered to the Indenture Trustee, and the Indenture Trustee shall be fully empowered to act and shall be fully protected from all liability in acting upon any document purporting to be a Debenture and believed by the Indenture Trustee to be genuine; and

(j) the Indenture Trustee shall not be responsible for any error made or act done by it resulting from reliance upon the signature of any Person on behalf of the Company or of any Person on whose signature the Indenture Trustee may be called upon to act or refrain from acting under this Indenture.

12.13 Additional Representations and Warranties of Indenture Trustee

12.13.1 The Indenture Trustee represents and warrants to the Company that:

(a) the Indenture Trustee is a trust corporation validly existing under the laws of its jurisdiction of incorporation;

(b) the Indenture Trustee has full power, authority and right to execute and deliver and perform its obligations under this Indenture, and has taken all necessary action to authorize the execution, delivery and performance by it of this Indenture; and

(c) this Indenture has been duly executed and delivered by the Indenture Trustee.

12.14 Third Party Interests

12.14.1 The Company hereby represents to the Indenture Trustee that any account to be opened by, or interest to held by, the Indenture Trustee in connection with this Indenture for or to the credit of the Company, either: (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case the Company agrees to complete and execute forthwith a declaration in the Indenture Trustee's prescribed form as to the particulars of such third party.

12.15 Indenture Trustee Not Bound to Act

12.15.1 The Indenture Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Indenture

Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Indenture Trustee, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company, or any shorter period of time as agreed to by the Company, notwithstanding the provisions of Section 12.10 of this Indenture, provided: (i) that the Indenture Trustee's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Indenture Trustee's satisfaction within such 10-day period, then such resignation shall not be effective.

12.16 Compliance with Privacy Laws

12.16.1 The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals' personal information (collectively, the "**Privacy Laws**") applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company shall, prior to transferring or causing to be transferred personal information to the Indenture Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Indenture Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Indenture Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent of or direction from the Company or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

ARTICLE 13
MEETINGS OF HOLDERS OF DEBENTURES

13.1 Purposes for Which Meetings May be Called

13.1.1 A meeting of Holders of Debentures may be called at any time and from time to time pursuant to this article to make, give or take any Act provided by this Indenture to be made, given or taken by Holders of Debentures.

13.2 Call, Notice and Place of Meetings

13.2.1 The Indenture Trustee may at any time and from time to time and shall, on receipt of a Company Request or a requisition in writing made by the Holders of at least 5% in principal amount of the Outstanding Debentures and upon being indemnified and funded to its reasonable satisfaction by the Company or upon being funded and indemnified to its reasonable satisfaction

by the Holders making such requisition, as the case may be, against the costs which may be incurred in connection with the calling and holding of such meeting, call a meeting of Holders of Debentures for any purpose specified in section 13.1, to be held at such time and at such place in the City of Toronto, Province of Ontario, as the Indenture Trustee shall determine. Notice of every meeting of Holders of Debentures, setting forth the time and place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided in section 15.2, not less than 21 or more than 60 days prior to the date fixed for the meeting.

13.2.2 If at any time the Company, pursuant to a Board Resolution, or the Holders of at least 5% in principal amount of the Outstanding Debentures shall have requested the Indenture Trustee to call a meeting of the Holders of Debentures for any purpose specified in section 13.1, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Indenture Trustee shall not have made the first publication, or mailing, as the case may be, of the notice of such meeting within 30 days after receipt of such request, funding and indemnity or shall not thereafter proceed to cause the meeting to be held as provided herein, then the Company or the Holders of Debentures in the amount above specified, as the case may be, may determine the time and the place in the City of Toronto, Province of Ontario, for such meeting and may call such meeting for such purposes by giving notice thereof as provided in subsection 13.2.1.

13.3 Proxies

A Debentureholder may be present and vote at any meeting of Debentureholders, and may sign written resolutions and other instruments in writing in lieu of a meeting as contemplated in section 13.8, by an authorized representative. The Company with the approval of the Indenture Trustee may, from time to time, make and vary regulations as it shall think fit providing for and governing any or all the following matters for the purpose of enabling the Debentureholders to vote at any such meeting by proxy:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any person signing on behalf of a Debentureholder;

(b) the deposit of instruments appointing proxies at such place as the Indenture Trustee, the Company or the Debentureholder convening the meeting, as the case may be, may in the notice convening the meeting, direct and the time, if before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, or sent by other electronic communication before the meeting to the Company or to the Indenture Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

13.4 Persons Entitled to Vote at Meetings

13.4.1 To be entitled to vote at any meeting of Holders of Debentures, a Person shall be: (i) a Holder of one or more Outstanding Debentures; or (ii) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more Outstanding Debentures by such Holder or Holders. The only persons who shall be entitled to be present or to speak at any meeting of Holders of Debentures shall be the Persons entitled to vote at such meeting and their counsel, any representatives of the Indenture Trustee and its Counsel and any representatives of the Company and its Counsel.

13.5 Quorum; Action

13.5.1 Persons entitled to vote 25% in principal amount of Outstanding Debentures shall constitute a quorum for a meeting of Holders of Debentures. In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Holders of Debentures, be dissolved. In the absence of a quorum in any other case the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, the Holders of Debentures present or represented at such adjourned meeting shall constitute the quorum and the business for which the meeting was adjourned may be transacted. Notice of the reconvening of any adjourned meeting shall be given as provided in subsection 13.2.1, except that such notice need be given only once not less than five days prior to the date on which the meeting is scheduled to be reconvened.

13.5.2 Except as limited by subsection 16.1.2, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted only by the affirmative vote of a majority in principal amount of the Holders of Debentures present or represented by proxy at such meeting or adjourned meeting; provided, however, that, except as limited by subsection 16.1.2, any resolution with respect to any Act that this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of Outstanding Debentures may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the Holders of such specified percentage in principal amount of Outstanding Debentures.

13.5.3 Any resolution passed or decision taken at any meeting of Holders of Debentures duly held in accordance with this section 13.5 will be binding on all Holders of Debentures, whether or not present or represented at the meeting.

13.6 Determination of Voting Rights; Chairman; Conduct and Adjournment of Meetings

13.6.1 Notwithstanding any other provisions of this Indenture, the Indenture Trustee or the Company, with the approval of the Indenture Trustee, may make and from time to time may vary such reasonable regulations as it may deem advisable for any meeting of Holders of Debentures in regard to proof of the holding of Debentures and the appointment of proxies and in regard to the appointment and duties of scrutineers of votes, the submission and examination of

proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall deem appropriate. Except as otherwise permitted by any such regulations, the holding of Debentures shall be proved in the manner specified in section 1.12 and the appointment of any proxy shall be proved in the manner specified in section 1.12. Such regulations may provide that written instruments appointing proxies, regular on their face, may be presumed valid and genuine without the proof specified in section 1.12 or other proof.

13.6.2 The Indenture Trustee shall, by an instrument in writing, appoint a chairman and secretary of the meeting, unless the meeting shall have been called by the Company or by Holders of Debentures as provided in subsection 13.2.2, in which case the Company or the Holders of Debentures calling the meeting, as the case may be, shall in like manner appoint a chairman and secretary.

13.6.3 At any meeting of Holders of Debentures, each Holder of a Debenture or proxy shall be entitled to one vote for each one thousand Dollars ($1,000) principal amount of Debentures held or represented by such Holder; provided, however, that no vote shall be cast or counted at any meeting in respect of any Debenture challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. The chairman of the meeting shall have no right to vote, except as a Holder of a Debenture or proxy.

13.6.4 Any meeting of Holders of Debentures duly called pursuant to subsection 13.2.2 at which a quorum is present may be adjourned from time to time by Persons entitled to vote a majority in principal amount of Outstanding Debentures represented at the meeting; and the meeting may be held as so adjourned without further notice.

13.7 Counting Votes and Recording Action of Meetings

13.7.1 The vote upon any resolution submitted to any meeting of Holders of Debentures shall be by written ballots on which shall be inscribed the signatures of the Holders of Debentures or of their representatives by proxy and the principal amounts and serial numbers of Outstanding Debentures held or represented by them. The chairman of the meeting shall appoint two scrutineers of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in triplicate of all votes cast at the meeting. A record, at least in triplicate, of the proceedings of each meeting of Holders of Debentures shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the scrutineers of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in section 13.2 and, if applicable, section 13.5. Each copy shall be signed and verified by the affidavits of the chairman and secretary of the meeting and one such copy shall be delivered to the Company, and another to the Indenture Trustee to be preserved by the Indenture Trustee, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.

13.8 Instruments in Writing

13.8.1 All actions which may be taken and all powers which may be exercised by the Holders at a meeting held as hereinbefore in this Article 13 may also be taken and exercised (i) by the Holders of a majority in principal amount of Outstanding Debentures by an instrument in writing signed in one or more counterparts by such Holders or their duly appointed proxies or agents with respect to resolutions which are not Extraordinary Resolutions and (ii) by the Holders of not less than $66^{2}/_{3}$% in principal amount of Outstanding Debentures by an instrument in writing signed in one or more counterparts by such Holders or their duly appointed proxies or agents with respect to resolutions which are Extraordinary Resolutions and the expression "**Extraordinary Resolution**" when used in this Indenture shall include an instrument so signed.

13.9 Holdings by the Company Disregarded

13.9.1 In determining whether Holders holding Debentures evidencing the required number of Debentures are present at a meeting of Holders for the purpose of determining a quorum or for the purpose of determining whether Holders have concurred in any consent, waiver, resolution or other action under this Indenture, the Debentures owned legally or beneficially by the Company shall be disregarded.

ARTICLE 14
AMALGAMATION, CONSOLIDATION, CONVEYANCE, TRANSFER OR LEASE

14.1 Amalgamation and Consolidations of Company and Conveyances Permitted Subject to Certain Conditions

14.1.1 The Company will not amalgamate with any other corporation or enter into any reorganization or arrangement or effect any conveyance, sale, transfer or lease of all or substantially all of its assets, unless in any such case:

(a) either the Company shall be the continuing corporation, or the successor corporation (or the Person that leases or that acquires by conveyance, sale or transfer all or substantially all of the Company's assets) (such corporation or Person being referred to as the "Successor Company") shall expressly assume the due and punctual payment of the principal of, the premium, if any, and interest on all Outstanding Debentures, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of this Indenture to be performed by the Company by supplemental indenture satisfactory to the Indenture Trustee, executed and delivered to the Indenture Trustee by such corporation;

(b) the Debentures will be valid and binding obligations of the Successor Company entitling the Holders thereof, as against the Successor Company, to all the rights of Debentureholders under this Indenture;

(c) the Company or such Successor Company, as the case may be, shall not immediately thereafter be in default under this Indenture or the Debentures; and

(d) in the case of a Person constituted or organized under the laws of a province, territory, state or jurisdiction other than the laws of the Province of Ontario, such Person shall attorn to the jurisdiction of the courts of the Province of Ontario in the event of any dispute, conflict or litigation relating to, arising out of or based on this Indenture or the Debentures.

14.2 Rights and Duties of Successor Company

14.2.1 In case of any such amalgamation, reorganization, arrangement, conveyance, sale, transfer or lease and upon any such assumption by the Successor Company, such Successor Company shall agree to be bound by the terms of this Indenture as principal obligor in place of the Company, with the same effect as if it had been named herein as the Company. Such Successor Company thereupon may cause to be signed, and may issue either in its own name or in the name of the Company, any or all Debentures which theretofore shall not have been signed by the Company and delivered to the Indenture Trustee. All Debentures so issued shall in all respects have the same legal rank and benefit under this Indenture as Debentures theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Debentures have been issued at the date of the execution hereof.

14.2.2 In the case of any such amalgamation, reorganization, arrangement, conveyance, sale, transfer or lease, such changes in phraseology and form (but not in substance) may be made in Debentures thereafter to be issued as may be appropriate.

14.3 Officer's Certificate and Opinion of Counsel

The Indenture Trustee must receive an Officer's Certificate and an Opinion of Counsel as conclusive evidence that any such amalgamation, reorganization, arrangement, lease, transfer, sale or conveyance, and any such assumption, comply with the provisions of this Article 14.

ARTICLE 15
NOTICES

15.1 Notice to Company

15.1.1 Any Notice to the Company shall be in writing and shall be valid and effective if delivered, sent by facsimile transmission (with receipt confirmed), or mailed to the Company, at:

FIRST URANIUM CORPORATION
1240-155 University Avenue
Toronto, Ontario, M5H 3B7

Attention: Chief Executive Officer
Facsimile No.: (416) 342-5632

and such Notice shall be deemed to have been received by the Company, where given by delivery, on the day of delivery, where sent by facsimile transmission (with receipt confirmed), on the day of transmittal of such Notice if sent before 5:00 p.m. (Eastern Standard Time) on a Business Day and on the next succeeding Business Day if not sent before 5:00 p.m. (Eastern

Standard Time) on a Business Day, and, where mailed, on the fifth Business Day following the mailing date, but only if sent by first class mail from a destination within Canada, or only airmail, postage prepaid, if sent from a destination outside Canada. The Company may from time to time notify the Indenture Trustee of a change in address or facsimile number by Notice given as provided in section 15.3.

15.2 Notice to Holders

15.2.1 Any Notice to Holders of Debentures may be effectively given if delivered or mailed, in each case at post office address appearing in the relevant register and such Notice shall be deemed to have been received by a Holder of Debentures, where given by delivery, on the day of delivery, and, where mailed, on the fifth Business Day following the mailing date, but only if sent by first class mail to a destination within Canada, or only by airmail, postage prepaid, if sent to a destination outside Canada.

15.2.2 If the regular mail service is suspended or for any other reason it shall be impracticable to give Notice to Holders of Debentures by mail, then such notification to Holders of Debentures may be given by the publication of the Notice once in a daily newspaper with national circulation in Canada or in any other manner approved by the Indenture Trustee, and it shall constitute sufficient Notice to such Holders for every purpose hereunder. In any case where Notice to Holders of Debentures is given by mail, neither the failure to mail such Notice nor any defect in any Notice so mailed to any particular Holder of a Debenture shall affect the sufficiency of such Notice with respect to other Holders of Debentures.

15.2.3 Any Notice sent to the Holders of Debentures as provided above shall be effective notwithstanding that any such Notice has accidentally or inadvertently not been delivered or mailed to one or more such Holders.

15.3 Notice to Indenture Trustee

15.3.1 Any Notice to the Indenture Trustee shall be in writing and shall be valid and effective if delivered, sent by facsimile transmission (with receipt confirmed), or mailed to the Indenture Trustee, at:

COMPUTERSHARE TRUST COMPANY OF CANADA
100 University Avenue
9th Floor, North Tower
Toronto, Ontario, M5J 2Y1

Attention:	Manager, Corporate Trust
Facsimile No.:	(416) 981-9777

and such Notice shall be deemed to have been received by the Indenture Trustee, where given by delivery, on the day of delivery, where sent by facsimile transmission (with receipt confirmed), on the day of transmittal of such Notice if sent before 5:00 p.m. (Eastern Standard Time) on a Business Day and on the next succeeding Business Day if not sent before 5:00 p.m. (Eastern Standard Time) on a Business Day, and, where mailed, on the fifth Business Day following the

mailing date, but only if sent by first class mail from a destination within Canada, or only by airmail, postage prepaid, if sent from a destination outside Canada. The Indenture Trustee may from time to time notify the Company of a change in address or facsimile number by Notice given as provided in subsection 15.1.1.

ARTICLE 16
SUPPLEMENTAL INDENTURES AND AMENDMENTS

16.1 Supplemental Indentures

16.1.1 Without the consent of any Holders, the Company, when authorized by a Board Resolution, and the Indenture Trustee may, subject to the provisions of this Indenture, and the Indenture Trustee shall, upon the receipt of a Company Request or when so directed by this Indenture, make, execute, acknowledge and deliver deeds or indentures supplemental to this Indenture (each such deed or indenture a "**Supplemental Indenture**") for any one or more of the following purposes:

(a) adding to the covenants of the Company contained in this Indenture for the benefit of the Holders or surrendering any right or power herein conferred upon the Company;

(b) adding any additional Events of Default;

(c) changing or eliminating any restrictions on the payment of principal, the premium, if any, of Debentures provided that Counsel to the Indenture Trustee shall be of the opinion that such provisions do not individually or in the aggregate adversely affect the interests of the Holders;

(d) giving effect to any Act or any other direction from the Holders permitted to be given under this Indenture, and to any other Act made, given to or taken by the Holders in accordance with this Indenture;

(e) making such provisions, not substantially inconsistent with this Indenture, as may be necessary or desirable with respect to matters arising under this Indenture which, in the opinion of the Indenture Trustee, are expedient to make; provided that the Indenture Trustee or Counsel to the Indenture Trustee shall be of the opinion that such provisions do not individually or in the aggregate materially adversely affect the interests of the Holders or the Indenture Trustee;

(f) without limiting article 15, evidencing the succession, or successive successions, of any Successor Company to the Company and the covenants and obligations of the Company under this Indenture assumed by any such Successor Company;

(g) providing for altering this Indenture in respect of the exchange or transfer of Debentures, provided that any such action shall not adversely affect the interests of the Holders of Debentures;

(h) making any addition to, or modification, amendment or elimination of any of the terms of, this Indenture which, in the Opinion of Counsel, is necessary or advisable in order to incorporate, reflect or comply with any Applicable Law or requirement of any Governmental Authority, the provisions of which apply to the Company, the Indenture Trustee or this Indenture;

(i) making any changes or corrections in this Indenture which Counsel to the Company shall have advised the Company and the Indenture Trustee are non-substantive corrections or changes or are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or any clerical omission or mistake or manifest error contained in this Indenture or in any deed, or indenture supplemental hereto or thereto;

(j) evidencing and providing for the acceptance of appointment hereunder by a successor trustee with respect to the Debentures, and adding to or changing any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Indenture Trustee; and

(k) any other purposes considered appropriate by the Indenture Trustee which, in the opinion of the Indenture Trustee, do not individually or in the aggregate adversely affect the interests of the Holders.

16.1.2 With the consent of the Holders of not less than a majority in principal amount of Outstanding Debentures, by Act of said Holders delivered to the Company and the Indenture Trustee, the Company, when authorized by a Board Resolution, and the Indenture Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the said Holders under this Indenture of such Debentures provided, however, that no such Supplemental Indenture shall be entered into by the Indenture Trustee in connection with the following, without an Extraordinary Resolution passed by the Holders of Debentures:

(a) change the Stated Maturity date of the principal of, or any instalment of interest on, any Debenture, or reduce the principal amount thereof or the interest thereon or any premium payable upon redemption thereof, or change the currency in which any Debenture or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity date thereof (or, in the case of redemption, on or after the Redemption Date);

(b) reduce the percentage in principal amount of the Outstanding Debentures, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences provided for in this Indenture, or reduce the requirements of section 13.5 for quorum or subsections 13.6.1 to 13.6.4 for voting;

(c) change the Conversion Price or the method of calculating the number of Additional Shares issuable in the event of a Change of Control under this Indenture; or

(d) modify any of the provisions of this section 16.1, or section 10.4.1, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holders of Debentures expressed by Extraordinary Resolution.

16.1.3 It shall not be necessary for any Act of Holders under subsection 16.1.2 to approve the particular form of any proposed Supplemental Indenture, but it shall be sufficient if such Act of Holders shall approve the substance thereof.

16.2 Execution of Supplemental Indentures

16.2.1 In executing, or accepting the additional trusts created by, any Supplemental Indenture permitted by this Article 16 or the modifications thereby of the trusts created by this Indenture, the Indenture Trustee shall be entitled to receive, and subject to section 12.1, shall be fully protected in acting and relying upon, an Opinion of Counsel stating that the execution of such Supplemental Indenture is authorized or permitted by this Indenture, is not inconsistent herewith, is a valid and binding obligation of the Company, enforceable in accordance with its terms, subject to enforceability being limited by bankruptcy, insolvency or other laws affecting the enforcement of creditor's rights generally and equitable remedies including the remedies of specific performance and injunction being granted only in the discretion of a court of competent jurisdiction and, in connection with a Supplemental Indenture executed pursuant to this subsection 16.2.1, that the Indenture Trustee is authorized to execute and deliver such Supplemental Indenture without the consent of the Holders and, in connection with a Supplemental Indenture executed pursuant to subsection 16.1.2, that the requisite consents of the Holders have been validly obtained in accordance with subsection 16.1.2 hereof. The Indenture Trustee may, but shall not be obligated to, enter into any such Supplemental Indenture that affects the Indenture Trustee's own rights, duties or immunities under this Indenture or otherwise.

16.3 Effect of Supplemental Indentures

16.3.1 Upon the execution of any Supplemental Indenture under this Article 16, this Indenture shall be modified in accordance therewith, and such Supplemental Indenture shall form a part of this Indenture for all purposes, unless otherwise so specified; and every Holder of Debentures theretofore or thereafter certified and delivered under this Indenture shall be bound by the Supplemental Indenture.

16.4 Reference in Debentures to Supplemental Indentures

16.4.1 Debentures certified and delivered after the execution of any Supplemental Indenture pursuant to this Article 16 may, and shall if required by the Indenture Trustee, bear a notation in form approved by the Indenture Trustee as to any matter provided for in such Supplemental Indenture. If the Company shall so determine, new Debentures so modified as to conform, in the opinion of the Indenture Trustee and the Board of Directors, to any such

Supplemental Indenture may be prepared and executed by the Company and certified and delivered by the Indenture Trustee in exchange for Outstanding Debentures.

16.5 Prior Approval of Recognized Stock Exchange

16.5.1 Notwithstanding anything to the contrary in this Indenture, no supplement or amendment to the terms of the Debentures or to this Indenture may be made without the prior consent of a Recognized Stock Exchange.

ARTICLE 17
MISCELLANEOUS PROVISIONS

17.1 Acceptance of Trusts

The Company and the Indenture Trustee hereby specifically acknowledge and agree that the Indenture Trustee is acting hereunder on behalf of the Holders for the purposes of this Indenture and in conformity with and subject to the terms and conditions of this Indenture. Each Holder of Debentures, by its acceptance thereof, accepts and confirms the appointment of the Indenture Trustee for the purposes of this Indenture and in conformity with and subject to the terms and conditions of this Indenture.

17.2 Protection of Trustee

The Indenture Trustee shall not be obligated under any circumstances whatsoever in the fulfilment of any of the circumstances and obligations hereunder, to expend or risk its funds or otherwise incur financial liability.

17.2.1 **Counterparts and Formal Date**

This Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear a date as of the date hereof.

[Execution on next page]

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed and attested by their duly authorized officers, as of the day and year first above written.

FIRST URANIUM CORPORATION

Per: ______________________________
Jim Fisher
Chief Operating Officer

Per: ______________________________
Emma Oosthuizen
Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ______________________________
Authorized Signatory

Per: ______________________________
Authorized Signatory

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed and attested by their duly authorized officers, as of the day and year first above written.

FIRST URANIUM CORPORATION

Per: ______________________________
Jim Fisher
Chief Operating Officer

Per: ______________________________
Emma Oosthuizen
Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ______________________________ Michelle Mendonca
Authorized Signatory
Professional, Corporate Trust

Per: ______________________________
Authorized Signatory
Mohanie Shivprasad
Administrator, Corporate Trust

SCHEDULE "A"

FORM OF DEBENTURE

[If a certificate representing Debentures is required to bear the CDS legend set forth in subsection 2.11.2 of the Indenture:

> "UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO FIRST URANIUM CORPORATION (THE "ISSUER") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN. THIS CERTIFICATE IS ISSUED PURSUANT TO A MASTER LETTER OF REPRESENTATIONS OF THE ISSUER TO CDS, AS SUCH LETTER MAY BE REPLACED OR AMENDED FROM TIME TO TIME."]

No. • CUSIP <*>

FIRST URANIUM CORPORATION

(A corporation continued pursuant to the laws of British Columbia)

4.25% Senior Unsecured Convertible Debenture Due June 30, 2012

Date of Initial Issue: <*>, 2007 Maturity Date: June 30, 2012

Registered Holder: <*>

> "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE <INSERT DATE THAT IS FOUR (4) MONTHS AND ONE (1) DAY AFTER CLOSING DATE>."

[If a certificate representing Debentures is required to bear the U.S. Legend set forth in subsection 2.19.1 of the Indenture:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE FIRST URANIUM CORPORATION (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT OR (C) WITHIN THE UNITED STATES (I) IN ACCORDANCE WITH RULE 144A UNDER THE U.S. SECURITIES ACT OR (II) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND IN THE CASE OF TRANSFERS PURSUANT TO CLAUSE (C)(II), THE SELLER HAS FURNISHED TO THE CORPORATION AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE CORPORATION PRIOR TO SUCH TRANSFER. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE CORPORATION'S [INDENTURE TRUSTEE/TRANSFER AGENT] UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE [INDENTURE TRUSTEE/TRANSFER AGENT] AND THE CORPORATION TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT."]

First Uranium Corporation (the "**Company**"), for value received, hereby acknowledges itself indebted and promises to pay to the order of the registered holder on June 30, 2012 (the "**Maturity Date**"), or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned, the principal sum of

[insert amount]

in lawful money of Canada, on presentation and surrender of this Debenture at the principal office of the Indenture Trustee (defined below) in the manner specified in the Indenture (defined below), in the City of Toronto, Province of Ontario, and to pay interest on the principal amount hereof at the rate of 4.25% per annum from the Issue Date or from the most recent Interest Payment Date to which interest has been paid or made available for payment on the Debentures then outstanding, whichever is later, in like money in equal semi-annual instalments in arrears on

June 30 and December 31 in each year (each such date an "**Interest Payment Date**"), commencing June 30, 2007 with overdue interest, if any, at the same rate after as well as before maturity and after as well as before default in payment of principal or interest. The June 30, 2007 interest payment will represent accrued interest from the Issue Date to but excluding June 30, 2007.

As interest on this Debenture becomes due, the Company (subject to early redemption, repurchase or conversion pursuant to the terms of the Indenture (as defined below)) shall forward or cause to be forwarded by courier or ordinary post to the registered address of the registered Holder of the Debenture for the time being, or in the case of joint Holders to the registered address of one of such joint Holders, or in accordance with the procedures established by CDS if this is a Book-Entry Only Debenture, a cheque or electronic funds transfer for such interest, payable to the order of such Holder or Holders. The forwarding of such cheque or electronic funds transfer shall satisfy and discharge the liability for interest on this Debenture to the extent of the sum represented thereby, unless such cheque, if any, be not paid on presentation.

This Debenture is one of the 4.25% Senior Unsecured Convertible Debentures due June 30, 2012 (the "**Debentures**") in the aggregate principal amount of up to $150 million in lawful money of Canada created and issued under a Trust Indenture (the "**Indenture**") dated as of May 3, 2007 made between the Company and Computershare Trust Company of Canada, as trustee (the "**Indenture Trustee**"). Reference is hereby made to the Indenture for a description of the rights of the Holders of the Debentures, the Company and the Indenture Trustee and of the terms and conditions upon which the Debentures are issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the Holder of this Debenture, by acceptance hereof, agrees. **To the extent that the terms and conditions stated in this Debenture conflict with the terms and conditions of the Indenture, the latter shall prevail.** All capitalized terms used herein have the meaning ascribed thereto in the Indenture unless otherwise indicated.

The Debentures are issuable as fully registered Debentures in denominations of $1,000 and integral multiples of $1,000. The Debentures of any authorized denomination may be exchanged, as provided in the Indenture, for Debentures in equal aggregate principal amount.

This Debenture and all other Debentures certified and issued under the Indenture rank *pari passu* with one another, in accordance to their tenor without discrimination, preference or priority. The payment of the principal and, if an event of default has occurred and is continuing under any Permitted Indebtedness, interest on the Debentures is subordinated to the prior payment in full of Permitted Indebtedness. The Indenture does not contain any financial covenants or restrictions on the Company's ability to pay dividends, incur Permitted Indebtedness or issue or repurchase securities.

Subject to regulatory approval, the Company may, at its option, upon not less than 40 days and not more than 60 days prior notice, repay the principal amount of the outstanding Debentures at Maturity or upon redemption for any reason (except in the event of a Change of Control) by issuing and delivering, for each $1,000 principal amount of Debentures, that number of Freely Tradeable Common Shares equal to the number obtained by dividing such principal amount of Debentures by 95% of the Current Market Price of the Common Shares on the

Maturity Date or the Redemption Date, provided, however, that no Event of Default shall have occurred and be continuing. No fractional Common Shares will be delivered to the Holders of Debentures upon such share redemption, but in lieu thereof, if such a fraction shall become owing, the Company will make an equivalent cash payment.

Each $1,000 principal amount of Debentures is convertible at any time and from time to time prior to the close of business on the Business Day immediately preceding Maturity, or, if called for redemption, the Business Day immediately preceding the Redemption Date or the Payment Date, at the option of the Holder, into that number of Common Shares obtained by dividing $1,000 by the conversion price of $16.42 per Common Share, subject to adjustment upon the occurrence of certain events specified in the Indenture. No fractional Common Shares will be delivered to the Holders of Debentures upon conversion, but in lieu thereof, if such a fraction shall become owing, the Company will make an equivalent cash payment. The accrued and unpaid interest on any Debentures so converted shall be paid in cash.

Upon the giving of notice by the Indenture Trustee of the occurrence of an Event of Default in accordance with the Indenture, the Debentures will become immediately due and payable, subject to the provisions for subordination.

Subject to the immediately following paragraph, the Debentures are not redeemable prior to June 30, 2010. At any time on and after June 30, 2010, upon not less than 30 days and not more than 60 days prior notice, the Company has the right to redeem the Debentures in whole at any time or in part from time to time, at a price equal to the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest, if any, (the "**Redemption Amount**") to but excluding the Redemption Date, provided that the Weighted Average Trading Price of the Common Shares on a Recognized Stock Exchange for the 20 Trading Days ending five Trading Days prior to the date on which the Redemption Notice is given is at least 130% of the Conversion Price.

- The Company must commence, within 30 days of the occurrence of a Change of Control, an Offer to Purchase for all Debentures then Outstanding. The Offer to Purchase shall be made at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to but excluding the Payment Date. An Offer to Purchase shall be opened for 30 days and the Payment Date shall be the 30th day following the mailing of the Offer to Purchase to the Indenture Trustee.

If 10% or more of the fair market value of the consideration for Common Shares in a Change of Control transaction consists of the fair market value of (i) cash, (ii) other property, or (iii) equities that are not traded or scheduled to be traded immediately following such transaction on the TSX (a "**Cash Transaction**"), Debentureholders may, prior to the effective date of such transaction (the "**Effective Date**"), elect to convert their Debentures in which case they shall be entitled to receive, in addition to the number of Common Shares to which they would otherwise have been entitled on conversion, an additional number of Common Shares ("**Additional Shares**") determined by reference to the table set out in Schedule "F" to the Indenture based on the Effective Date of the Cash Transaction and the Common Share Price

Any payments made by or on behalf of the Company under or with respect to the Debentures will be made free and clear of and without withholding or deduction for or on account of any Taxes, unless the Company or any other payor is required to withhold or deduct Taxes by Applicable Law or by the interpretation or administration thereof by the relevant Governmental Authority. If the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Debentures, the Company will cause the Indenture Trustee to make such withholding or deduction and will remit the full amount withheld or deducted to the relevant Governmental Authority as and when required by Applicable Law and the Company will pay such Additional Amounts as may be necessary so that the net amount received by each Holder of Debentures (including Additional Amounts) after such withholding or deduction will not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to any payment to an Excluded Holder.

Subject to receiving applicable regulatory approvals, the Company shall have the right to elect, from time to time, to issue and deliver Common Shares to the Indenture Trustee for sale in the open market or deliver Common Share bid requests to the investment banks, brokers or dealers identified by the Company in its absolute discretion to satisfy its Interest Obligation on each Interest Payment Date. Unless an Event of Default has occurred and is continuing, upon such election by the Company, the Indenture Trustee shall have the power to (i) accept delivery of Common Shares from the Company, (ii) accept bids with respect to, and consummate sales of, such Common Shares, each as the Company shall direct in its absolute discretion, (iii) sell common shares in an open market, (iv) invest the proceeds of such sales on behalf of and for the account of the Company in short-term Canadian Government Obligations which mature prior to an applicable Interest Payment Date and/or use such proceeds to satisfy the Interest Obligation in whole or in part in respect of which the Share Interest Payment Election was made and (iv) perform any other action necessarily incidental thereto. The amount received by a Holder in respect of the Interest Obligation will not be affected by whether or not the Company elects to satisfy the Interest Obligation pursuant to a Common Share Interest Payment Election.

The Indenture contains provisions for the holding of meetings of Debentureholders and rendering certain resolutions passed at such meetings by, or by instruments in writing signed by, the Holders of the majority in aggregate principal amount of the Debentures Outstanding binding upon all Debentureholders, subject to the provisions of the Indenture.

This Debenture may only be transferred upon compliance with the conditions precedent in the Indenture on the register kept at the principal office of the Indenture Trustee and at such other place or places, if any, and/or by such other registrar or registrars, if any, as the Company with the approval of the Indenture Trustee may designate, and may be exchanged at any such place, by the Holder hereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Indenture Trustee, and upon compliance with such reasonable requirements as the Indenture Trustee and/or registrar may prescribe, and such transfer shall be duly noted thereon by the Indenture Trustee or other registrar.

This Debenture shall not become obligatory for any purpose until it shall have been certified by the Indenture Trustee for the time being under the Indenture.

This Debenture shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

The Holder of this Debenture, by receiving and holding same, hereby accepts and agrees to be bound by the terms, and to be entitled to the benefits of this Debenture and of the Indenture and confirms the appointment of the Indenture Trustee and of the Indenture, the whole in accordance with and subject to the respective provisions thereof.

IN WITNESS WHEREOF FIRST URANIUM CORPORATION has caused this Debenture to be signed by its duly authorized officers.

DATED as of the ______ day of ____________________, 2007.

FIRST URANIUM CORPORATION

Per: ______________________________
Jim Fisher
Chief Operating Officer

Per: ______________________________
Emma Oosthuizen
Chief Financial Officer

TRUSTEE'S CERTIFICATE

This Debenture is one of the 4.25% Senior Unsecured Convertible Debentures due June 30, 2012 referred to in the within-mentioned Indenture.

COMPUTERSHARE TRUST COMPANY OF CANADA, as trustee

Per: ______________________________
Authorized Signing Officer

Date of Certification: ______________________________

Schedule "A"

[For the purposes of a Global Debenture only:

TO THE GLOBAL DEBENTURE No. <*>

4.25% Senior Unsecured Convertible Debentures due June 30, 2012

CUSIP: <*>

Principal Amount:

Authorization:

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:_______________________________________
Authorized Signing Officer

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Maturity Date	Authorization

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto_________________________________, whose address and social insurance number, if applicable, are set forth below, this Debenture (or $______________ principal amount hereof*) of **FIRST URANIUM CORPORATION.** (the "**Company**") standing in the name(s) of the undersigned in the register maintained by the registrar appointed by the Company with respect to such Debenture and does hereby irrevocably authorize and direct the Indenture Trustee to transfer such Debenture in such register, with full power of substitution in the premises.

Dated: ____

Address of Transferee: ____

____

____

(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: __________________________

*If less than the full principal amount of the within Debenture is to be transferred, indicate in the space provided above the principal amount (which must be $1,000 or an integral multiple thereof) to be transferred.

The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever. The signature(s) on this form must be guaranteed by one of the following methods:

> Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed".
>
> Canada: A Signature Guarantee obtained from a major Canadian Schedule I chartered bank. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of a Medallion Signature Guarantee Program.
>
> Outside North America: For holders located outside North America, present the certificate(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

The registered Holder of this Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered Holder

Name of Institution

Debentures bearing the U.S. Legend set forth in section 2.19 of the Indenture may be transferred only in accordance with such U.S. Legend and subsection 2.14.3 of the Indenture.

SCHEDULE "B"

FORM OF REDEMPTION NOTICE

FIRST URANIUM CORPORATION

4.25% SENIOR UNSECURED CONVERTIBLE DEBENTURES DUE JUNE 30, 2012

REDEMPTION NOTICE

To: Holders of 4.25% Senior Unsecured Convertible Debentures due June 30, 2012 (the "**Debentures**") of **First Uranium Corporation** (the "**Company**")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to section 3.4 of the Indenture dated as of May 3, 2007 (the "**Indenture**") made between the Company and **Computershare Trust Company of Canada**, as trustee (the "**Indenture Trustee**"), that $[*] principal amount of Debentures outstanding will be redeemed as of [*] (the "**Redemption Date**"), upon payment of a redemption amount of $[*] for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $1,000 and (ii) all accrued and unpaid interest thereon to but excluding the Redemption Date (collectively, the "**Redemption Amount**").

The Redemption Amount will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario
M5J 2Y1

Attention: Manager, Corporate Trust

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Redemption Amount pursuant to the Indenture.

Holders of Debentures are reminded that they have the right to convert their Debentures pursuant to Article 4 of the Indenture prior to the close of business on the Business Day immediately preceding the Redemption Date by duly completing the Conversion Notice and delivering same at the place of business of Computershare Trust Company of Canada indicate above.

[If payment of the Redemption Price is made in Common Shares:

Pursuant to section 3.7 of the Indenture, the Company hereby irrevocably elects to satisfy its obligation to pay to Holders of Debentures the principal amount of the Debentures by issuing and delivering to the Holders that number of Freely Tradeable Common Shares obtained by dividing (i) the principal amount of the Debentures by (ii) 95% of the Current Market Price of the Common Shares on the Redemption Date. The Current Market Price of the Common Shares as of the Redemption Date will be the Weighted Average Trading Price of such Common Shares on a Recognized Stock Exchange for the 20 consecutive Trading Days ending five Trading Days prior to the Redemption Date.

No fractional Common Shares shall be delivered upon the exercise by the Company of the above-mentioned redemption right but, in lieu thereof, if such a fraction shall become owing, the Company shall pay the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Redemption Date (less any Tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Company shall, on the Redemption Date, make the delivery to the Indenture Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the Holders, of certificates representing the Common Shares to which Holders are entitled together with, the cash equivalent in lieu of fractional Common Shares, if such a fraction shall become owing.

Until the legend is no longer required under applicable requirements of the 1933 Act or applicable state securities laws or unless otherwise directed by the Company, any shares of the Company issuable upon redemption of the Debentures originally offered or sold in the United States, will bear the appropriate legend set forth in section 2.19 of the Indenture and will be subject to the restrictions on resale imposed by the 1933 Act and state securities laws as described in section 2.19 of the of the Indenture.

DATED: ______________________

FIRST URANIUM CORPORATION

____

(Authorized Officer)

SCHEDULE "C-1"

FORM OF CONVERSION NOTICE

TO: **First Uranium Corporation**
1240-155 University Avenue
Toronto, Ontario
M5H 3B7

Attention: Chief Executive Officer

Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario
M5J 2Y1

Attention: Manager, Corporate Trust

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to section 4.1 of the Indenture dated as of May 3, 2007 (the "**Indenture**") made between the Company and Computershare Trust Company of Canada, as trustee (the "**Indenture Trustee**") that the undersigned registered holder of 4.25% Senior Unsecured Convertible Debentures due June 30, 2012 bearing Certificate No. [redacted] irrevocably elects to convert such Debentures, together with the accrued and unpaid interest thereof, to Common Shares on the date of conversion specified below, in accordance with the terms of the Indenture referred to in such Debenture and tenders herewith the Debenture, and directs that the Common Shares of the Company issuable and deliverable upon such conversion be issued and delivered to the Person indicated below. (If Common Shares are to be issued in the name of a Person other than the Holder, all requisite transfer taxes must be tendered by the undersigned.)

Until the legend is no longer required under applicable requirements of the 1933 Act or applicable state securities laws or unless otherwise directed by the Company, any shares of the Company issuable upon conversion of the Debentures originally offered or sold in the United States, its territories or possessions will bear the appropriate legend set forth in section 2.19 of the Indenture and will be subject to restrictions on resale imposed by the 1933 Act and state securities laws as described in section 2.19 of the Indenture.

Dated: ______________________________ ______________________________
(Signature of Registered Holder)

Date of conversion: ___________________ (which date shall not be earlier than the date of delivery or receipt by the Company and the Indenture Trustee of this Conversion Notice and shall not be later than the close of business on the Business Day immediately preceding the Maturity Date, or the Redemption Date, as the case may be.

* If less than the full principal amount of the Debenture, indicate in the space provided below the principal amount (which must be $1,000 or integral multiples thereof) to be converted.

Principal amount to be converted $________ (must be $1,000 or integral multiplies thereof)

(Print name in which Common Shares are to be issued, delivered and registered)

Name ______________________________

____

(Address, City, Province and Postal Code)

Name of guarantor: ____________________________________

Authorized signature: ____________________________________

Note: If Common Shares are to be issued in the name of a Person other than the Holder, the signature must be guaranteed by an authorized officer of a Canadian chartered bank or of a major Canadian trust Corporation or by a medallion signature guarantee from a member of a recognized medallion signature guarantee program.

SCHEDULE "C-2"

FORM OF MATURITY NOTICE

FIRST URANIUM CORPORATION

4.25% SENIOR UNSECURED CONVERTIBLE DEBENTURES DUE JUNE 30, 2012

MATURITY NOTICE

To: Holders of 4.25% Senior Unsecured Convertible Debentures due June 30, 2012 (the "**Debentures**") of **First Uranium Corporation** (the "**Company**")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to section 5.2 of the Indenture dated as of May 3, 2007 (the "**Indenture**") made between the Company and Computershare Trust Company of Canada, as trustee (the "**Indenture Trustee**"), that the Debentures will become due and payable as of June 30, 2012 (the "**Maturity Date**") and that each $1,000 principal amount of Debentures remains convertible, at the option of the holder thereof, into Common Shares at the Conversion Price then in effect.

Pursuant to section 5.2 of the Indenture, the Company hereby advises the Holders of Debentures that it will deliver to Holders of Debentures who have not elected to convert their Debentures into Common Shares prior to the Maturity Date that number of Freely Tradeable Common Shares equal to the number obtained by dividing the principal amount of such Debentures by 95% of the Current Market Price of the Common Shares on the Maturity Date. The Current Market Price as at the Maturity Date shall be the Weighted Average Trading Price of the Common Shares on a Recognized Stock Exchange for the 20 consecutive Trading Days ending five Trading Days prior to such date. In the event that the Company elects to issue and deliver Common Shares as aforesaid, upon presentation and surrender of the Debentures, the Company shall pay or cause to be paid in cash to the Holder all accrued and unpaid interest to the Maturity Date, together with the cash equivalent representing fractional Common Shares, and shall, on the Maturity Date, send to the Indenture Trustee certificates representing the Common Shares to which the Holder is entitled. Until the legend is no longer required under applicable requirements of the 1933 Act or applicable state securities laws or unless otherwise directed by the Company, any shares of the Company issuable upon Maturity of the Debentures sold in the United States, its territories or possessions, will bear the appropriate legend set forth in section 2.19 of the Indenture.

DATED: ______________________

FIRST URANIUM CORPORATION

____
(Authorized Officer)

SCHEDULE "D"

FIRST URANIUM CORPORATION

CUSIP <*>

4.25% SENIOR UNSECURED CONVERTIBLE DEBENTURES DUE JUNE 30, 2012

PRINCIPAL AMOUNT GRID

The following grid reflects the principal amount outstanding on the attached 4.25% Senior Unsecured Convertible Debentures due June 30, 2012 (the "**Debentures**") and shall be adjusted at such time as the Debentures are converted, redeemed or repurchased in accordance with the terms thereof. In no event shall the outstanding principal amount hereunder exceed $<*>.

DATE	AMOUNT REDUCED	REMAINING PRINCIPAL AMOUNT	AUTHORIZED SIGNATORY BY INDENTURE TRUSTEE
<*>		<*>	

SCHEDULE "E"

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: ______________________________________, [as indenture trustee for the Debentures/registrar and transfer agent for the Common Shares of First Uranium Corporation]

The undersigned (a) acknowledges that the sale of the securities of First Uranium Corporation (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (b) certifies that (1) the undersigned is not an "affiliate" of the Corporation as that term is defined in Rule 405 under the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of a Designated Offshore Securities Market as defined in Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf, has engaged or will engage in any "directed selling efforts" in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act unless otherwise indicated.

Dated: ________________________

Name of Seller
By: ___________________________
Name:
Title:

SCHEDULE "F"

TABLE FOR DETERMINING THE NUMBER OF ADDITIONAL SHARES IN THE EVENT OF A CASH TRANSACTION

Effective Date						
Stock Price on Effective Date	June 30 2007	June 30 2008	June 30 2009	June 30 2010	June 30 2011	June 30 2012
$11.94	22.8508	22.8508	22.8508	22.8508	22.8508	22.8508
$13.00	19.3454	18.5966	17.6055	17.1505	16.9543	16.0217
$14.00	16.6886	15.8379	14.4795	13.5555	13.1485	10.5272
$15.00	14.5291	13.4987	12.0209	10.5718	10.0660	5.7653
$16.00	12.6864	11.6375	9.9539	8.0989	7.5821	1.5987
$17.00	11.1785	10.0613	8.3331	5.9828	5.5636	0.0000
$18.00	9.9031	8.7251	6.9580	4.2935	3.9172	0.0000
$19.00	8.7805	7.6628	5.8636	2.8464	2.6217	0.0000
$20.00	7.8527	6.7137	4.9563	1.8685	1.6513	0.0000
$22.00	6.3376	5.2598	3.5837	0.6025	0.5182	0.0000
$24.00	5.1852	4.1492	2.6279	0.1019	0.1028	0.0000
$26.00	4.2916	3.3679	1.9915	0.0000	0.0039	0.0000
$28.00	3.5837	2.7240	1.5263	0.0000	0.0000	0.0000
$30.00	3.0282	2.2643	1.2016	0.0000	0.0000	0.0000
$35.00	2.0311	1.4533	0.7093	0.0000	0.0000	0.0000
$40.00	1.3963	0.9672	0.4578	0.0000	0.0000	0.0000

AGENCY AGREEMENT

RECEIVED

2008 OCT -8 P 12: 3

FICE OF INTERNATIONAL
CORPORATE FINANCE

May 3, 2007

First Uranium Corporation
Suite 1240
155 University Avenue
Toronto
Ontario M5H 3B7
Canada

Attention: Mr. Gordon Miller

Dear Sirs:

RBC Dominion Securities Inc., the lead agent and sole bookrunner, ("**RBC**") and Canaccord Capital Corporation, National Bank Financial Inc., GMP Securities L.P., Cormark Securities Inc., Orion Securities Inc. and Raymond James Ltd. (together with RBC, the "**Agents**" and individually, an "**Agent**") understand that First Uranium Corporation ("**First Uranium**"), a British Columbia corporation, proposes to create, issue and sell by way of private placement an aggregate principal amount of Cdn$150,000,000 4.25% senior unsecured convertible debentures due June 30, 2012 (the "**Debentures**"), the terms and conditions of which are to be governed by a trust indenture dated the date hereof (the "**Trust Indenture**") between First Uranium and Computershare Trust Company of Canada (the "**Trustee**"), to "**accredited investors**", as defined in Section 1.1 of National Instrument 45-106, - Prospectus and Registration Exemptions ("**NI 45-106**"), in Canada, to Institutional Accredited Investors (defined below), in the United States pursuant to Schedule B hereto, to such persons who fall within Articles 19(5) and 49(2) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 ("**Order**"), in the United Kingdom, and to such other purchasers as may be agreed to between First Uranium and the Agents.

First Uranium hereby appoints the Agents to act as the sole and exclusive agents of First Uranium to solicit offers to purchase Debentures in all of the Provinces of Canada, in the United States and in the United Kingdom and the Agents hereby agree to act as exclusive agents for such purpose and to use their best efforts to effect the sale of the Debentures on behalf of First Uranium, subject to the terms and conditions contained herein. The Agents shall be entitled, in their sole discretion, to engage sub-agents to act on their behalf and the fee payable to such sub-agents shall be to the account of the Agents. The parties to this Agency Agreement acknowledge and agree that the Agents shall, however, not at any time be obligated to engage any sub-agents or to purchase any Debentures.

In consideration for their services hereunder, the Agents shall be entitled to the Agents' Fee provided for in accordance with Section 9 hereof. For greater certainty, the

services provided by the Agents in connection herewith will not be subject to the goods and services tax provided for in the *Excise Tax Act* (Canada) and any taxable supplies provided will be incidental to the exempt financial services provided.

Subject to applicable law and the terms of this Agency Agreement, the Debentures may also be distributed outside Canada, the United States and the United Kingdom, in each jurisdiction where they may be lawfully sold by the Agents without (i) giving rise to any requirement under the laws of such jurisdiction to prepare and/or file a prospectus or document having similar effect and (ii) creating any ongoing compliance obligation for First Uranium pursuant to the laws of such jurisdiction.

The offering of the Debentures by First Uranium is hereinafter referred to as the "**Offering**".

The Agents and First Uranium acknowledge that the following terms and conditions form a part of this Agency Agreement:

TERM AND CONDITIONS

Section 1 - Definitions and Interpretation

(1) In this Agency Agreement:

"**affiliate**" means an affiliated entity for purposes of Ontario Securities Commission Rule 45-501 under the *Securities Act* (Ontario), as constituted at the date hereof;

"**Buffelsfontein Project**" means a uranium and gold tailings recovery operation located in the Western portion of the Witwatersrand Basin approximately 160 kilometres from Johannesburg, South Africa;

"**Business Day**" means any day other than a Saturday, Sunday or statutory or civic holiday in the cities of Toronto, Ontario, London, England and Johannesburg, South Africa;

"**Canadian Securities Laws**" means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws, together with applicable published policy statements, notices and orders of the securities regulatory authorities in such Qualifying Jurisdictions;

"**Closing Date**" means May 3, 2007 or any earlier or later date as may be agreed to by First Uranium and the Agents, each acting reasonably, but will in any event not be later than May 30, 2007;

"**Common Shares**" means the common shares in the capital of First Uranium;

"**Conversion Shares**" means the Common Shares issuable upon conversion of the Debentures;

"**Cyprus Holdco**" means First Uranium Limited, the subsidiary of First Uranium incorporated under the laws of Cyprus;

"**Development Subsidiaries**" means the entities set out in Schedule "A" in which First Uranium directly or indirectly holds the types and percentages of securities or other ownership interests therein set forth;

"**distribution**" means distribution or distribution to the public, as the case may be, for the purposes of Canadian Securities Laws or any of them;

"**Ezulwini Project**" means the recommissioning of an underground uranium and gold mining operation located approximately 40 kilometres from Johannesburg on the outskirts of the town of Westonaria in Gauteng Province, South Africa.

"**Financial Information**" means the financial statements of First Uranium in the Public Record;

"**Indemnified Party**" has the meaning given to that term in Section 12 of this Agency Agreement;

"**Institutional Accredited Investors**" means institutions that are "**accredited investors**" as specified in Rule 501(a)(1)(2)(3) and (7) of Regulation D;

"**JSE**" means the Johannesburg Stock Exchange;

"**Liens**" means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy such property or assets;

"**Maintenance Agreement**" means the maintenance agreement entered into between Simmers and First Uranium dated as of December 20, 2006;

"**Material Adverse Effect**" means any event, change, fact, or state of being which could reasonably be expected to have a significant and adverse effect on the business, affairs, capital, operation, properties, permits, contractual arrangements, assets, business prospects, liabilities (absolute, accrued, contingent or otherwise) or condition (financial or otherwise) of First Uranium and the Development Subsidiaries considered on a consolidated basis;

"**material change**" means a material change for the purposes of Canadian Securities Laws or any of them or where undefined under the applicable Canadian Securities Laws of a Qualifying Jurisdiction means a change in the business, operations, assets, financial condition or capital of First Uranium and the Development Subsidiaries on

a consolidated basis that would reasonably be expected to have a significant effect on the market price of the Debentures, and includes a decision to implement such a change made by the directors of First Uranium and/or the Development Subsidiaries, as the case may be;

"**material fact**" means a material fact for the purposes of Canadian Securities Laws or any of them, or where undefined under the applicable Canadian Securities Laws of a Qualifying Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of the Debentures;

"**Mine Waste**" means Mine Waste Solutions (Proprietary) Limited, a company incorporated pursuant to the laws of South Africa;

"**Mining Rights**" means the mining rights set out in Schedule C hereto;

"**misrepresentation**" means a misrepresentation for the purposes of Canadian Securities Laws or any of them, or where undefined under the applicable Canadian Securities Laws of a Qualifying Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;

"**Public Record**" means the information about First Uranium and its subsidiaries filed on www.sedar.com;

"**Purchasers**" means the purchasers of the Debentures;

"**Qualifying Jurisdictions**" means, collectively, the territories and each of the ten provinces of Canada;

"**Regulation D**" means Regulation D under the U.S. Securities Act;

"**Securities Commissions**" means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

"**Standard Listing Conditions**" has the meaning given to that term in Section 5(11) of this Agency Agreement;

"**Subscription Agreements**" means the subscription agreements entered into or to be entered into between First Uranium, RBC (or an affiliate thereof), on behalf of the Agents, and the Purchasers in connection with the Offering;

"**subsidiary**" means a subsidiary for purposes of Ontario Securities Commission Rule 45-501 under the *Securities Act* (Ontario), as constituted at the date of this Agency Agreement;

"**Term Sheet**" means the term sheet describing the terms of the Debentures attached as Schedule "A" to the Subscription Agreements;

"**Time of Closing**" means 8:30 a.m. (Toronto time) on the Closing Date, or any other time on the Closing Date as may be agreed to by First Uranium and the Agents;

"**TSX**" means the Toronto Stock Exchange Inc.;

"**United States**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"**U.S. Affiliates**" means the United States broker-dealer affiliates of the Agents;

"**U.S. Exchange Act**" means the *United States Securities Exchange Act of 1934*, as amended;

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended;

"**U.S. Securities Laws**" means the applicable blue sky or securities legislation in the United States, together with the U.S. Exchange Act and the U.S. Securities Act;

"**ZAR**" means the lawful currency of the Republic of South Africa.

(2) *Headings, etc.* The division of this Agency Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agency Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agency Agreement.

(3) *Currency.* Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

(4) *Knowledge.* In this Agency Agreement, any reference to the "**knowledge**" of First Uranium, means to the best knowledge of Gordon Miller, Emma Oosthuizen or Jim Fisher, after due inquiry. However, for greater certainty, the use of such term will not create personal liability for the individuals named above.

Section 2 - Nature of the Offering

(1) The Offering is to be effected in a manner exempt from any prospectus filing or delivery requirements under the Canadian Securities Laws and the laws of any other jurisdictions in which Purchasers reside, without the necessity of obtaining any order or ruling of any Securities Commission or similar authority in any such other jurisdictions. Accordingly, each Purchaser shall purchase Debentures from First Uranium under prospectus exemptions as more fully described in the Subscription Agreements.

(2) First Uranium shall at its expense comply with all applicable regulatory requirements in connection with the Offering, including the filing of any required reports and the payment of applicable fees relating thereto.

(3) The Agents shall conduct its activities in connection with the Offering in compliance with all applicable laws and regulatory requirements, including the Canadian Securities Laws and the laws of any other jurisdictions in which the Purchasers reside and, without limiting the foregoing, each Agent represents, warrants and covenants that:

(a) in the Qualifying Jurisdictions:

(i) all solicitation, offering and other selling efforts carried out by it in connection with the Offering have been and will be made in a manner such that no prospectus need be filed or delivered by First Uranium in connection with the Offering; and

(ii) no advertising of the Debentures has been or will be made by it in any media whatsoever (except as may be permitted under the Canadian Securities Laws) and no document or material that would constitute an offering memorandum as defined under the Canadian Securities Laws has been provided or made available to prospective Purchasers;

(b) any offer or sales of Debentures in the United States will be made in accordance with the terms and conditions set out in Schedule "B" to this Agreement. The terms and conditions and the representations, warranties and covenants of the parties contained in Schedule "B" form part of this Agency Agreement.

(c) in the United Kingdom, the offer of the Debentures will not be approved by an authorised person pursuant to Section 21 of the Financial Services and Markets Act 2000 ("**FSMA**") and accordingly, it will be only communicated in the United Kingdom to persons to whom the offer may be communicated without contravening the financial prohibition of Section 21 of FSMA, including those persons who fall within Articles 19(5) and 49(2) of the Order; and

(d) it has good and sufficient right and authority to enter into this Agency Agreement and complete its transactions contemplated under this Agency Agreement on the terms and conditions set forth herein.

(4) The Agents shall obtain from each Purchaser a completed and executed Subscription Agreement and (if applicable) other forms prescribed by the TSX or required under the Canadian Securities Laws or by First Uranium in connection with the Offering. In order to facilitate organization of the closing of the Offering, the Agent will use its reasonable best efforts to provide copies of such documents to First Uranium's counsel not less than 48 hours prior to the Closing Date, provided that provision of such documents shall not constitute a delivery thereof for purposes of Section 5.

(5) The representations and warranties of each of the Agents contained in this Agency Agreement shall be true at the Time of Closing as though they were made at the Time of Closing and they shall not survive the completion of the transactions contemplated under this Agency Agreement but shall terminate on the completion of the distribution of the Debentures.

Section 3 - Material Changes During the Distribution of the Debentures

(1) First Uranium will promptly inform the Agents in writing during the period prior to the completion of the distribution of the Debentures of the full particulars of any material change (whether actual, anticipated, threatened, contemplated, or proposed by, to, or against) (whether financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations, or capital of First Uranium and the Development Subsidiaries, considered as a whole, provided that First Uranium shall in good faith discuss with the Agents any changes contemplated, anticipated, threatened or proposed above which is of such a nature that there may be reasonable doubt as to whether notice thereof should be given to the Agents.

Section 4 - Due Diligence

Prior to the Time of Closing, the Agents, their legal counsel and technical consultants will be provided with timely access to all information required to permit them to conduct a full due diligence investigation of First Uranium and the Development Subsidiaries and the business conducted by First Uranium and the Development Subsidiaries. In particular, the Agents shall be permitted to conduct a due diligence exercise that they, in their sole discretion, consider desirable in order to fulfil their obligations under applicable securities legislation, and in that regard, First Uranium will make available to the Agents, their legal counsel and technical consultants, on a timely basis, all corporate and operating records, material contracts, reserve reports, technical reports, financial information, budgets, key officers, and other relevant information necessary in order to complete the due diligence investigation of First Uranium and the Development Subsidiaries and the business conducted by First Uranium and the Development Subsidiaries, as well as provide reasonable access to their respective directors, officers and employees for this purpose. All information requested by the Agents, their counsel and technical consultants in connection with the due diligence investigations of the Agents will be treated by the Agents, their counsel and technical consultants as confidential and will only be used in connection with the Offering.

Section 5 - Conditions of Closing

The Agents' obligations under this Agency Agreement are conditional upon and subject to:

(1) the Agents receiving at the Time of Closing favourable legal opinions from Fasken Martineau DuMoulin LLP, Canadian counsel to First Uranium (who may rely, to the extent appropriate in the circumstances, on the opinions of local counsel acceptable to counsel to the Agents as to the qualification of the Debentures for sale on a private placement basis and as to other matters governed by the laws of jurisdictions in

Canada other than the provinces in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditor or transfer agent of First Uranium), to the effect set forth below:

(a) First Uranium being a corporation continued and existing under the laws of British Columbia;

(b) First Uranium having the corporate capacity and power to own and lease its properties and assets and to conduct its business as described in the Public Record, to execute and deliver this Agency Agreement, and to carry out the Offering and transactions contemplated hereby under the laws of its jurisdiction of continuance;

(c) all necessary corporate action having been taken by First Uranium to authorize the execution and delivery of each of the Agency Agreement, the Trust Indenture and the Subscription Agreements and the performance of its obligations thereunder, and that each of the Agency Agreement, the Trust Indenture and the Subscription Agreements having been duly executed and delivered by First Uranium and constituting a legal, valid and binding obligation of, and is enforceable against, First Uranium in accordance with its terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors generally, general equitable principles including the availability of equitable remedies and the qualification that no opinion need be expressed as to rights to indemnity, contribution and waiver of contribution) and the execution and delivery by First Uranium of the Agency Agreement, the Trust Indenture and the Subscription Agreements, the fulfilment of the terms thereof by First Uranium and the issue, sale and delivery on the Closing Date of the Debentures as contemplated herein do not constitute or result in a breach of or a default under, and do not create a state of facts which, after notice or lapse of time or both, will constitute or result in a breach of, and will not conflict with, any of the terms, conditions or provisions of the constating documents of First Uranium;

(d) as at the Closing Date, the authorised capital of First Uranium consisting of an unlimited number of Common Shares of which 121,686,047 Common Shares were issued and outstanding;

(e) the Global Certificates are in the form required by the Trust Indenture and, when duly and validly authenticated by the Trustee in the manner contemplated in the Trust Indenture and delivered to and paid for by the purchasers thereof, the Debentures represented by the Global Certificates shall be validly issued and entitled to the benefits provided in the Trust Indenture;

(f) the Conversion Shares have been validly authorised, allotted and reserved for issuance and, when issued on conversion of the Debentures in accordance

with the terms of the Trust Indenture, shall be issued as fully paid and non-assessable shares in the capital of First Uranium;

(g) no registration, filing or recording of the Trust Indenture under the laws of Canada or any province thereof is necessary in order to preserve or protect the validity or enforceability of the Trust Indenture or the Debentures except as shall have been made on or before the Time of Closing and including the filing of the Trust Indenture under First Uranium's profile on the System for Electronic Document Analysis and Retrieval;

(h) the offering, issuance and sale of the Debentures to the Purchasers in accordance with the terms and conditions of the Subscription Agreements and the Agency Agreement have been effected in such a manner as to be exempt from the prospectus requirements of the Canadian Securities Laws, and no prospectus or other document is required to be filed, no proceedings are required to be taken and no approvals, permits, consents, orders or authorizations of any regulatory authority are required to be obtained by First Uranium under the Canadian Securities Laws to permit such offering, issuance and sale. We note that First Uranium is required to file within 10 days after the date of the distribution, a report with the securities regulator in each of the Qualifying Jurisdictions on Form 45-106F1 prepared and executed in accordance with NI 45-106, together with the fees prescribed by the applicable Canadian Securities Laws, if any, and, in the case of British Columbia, the prescribed fee checklist;

(i) that the first trade in the Debentures by a holder resident in the Qualifying Jurisdictions (other than a trade which is otherwise exempt under applicable Canadian Securities Laws) will be a distribution pursuant to Canadian Securities Laws unless, at the time of such trade:

   (i) First Uranium is and has been a "**reporting issuer**" under the securities laws of a Qualifying Jurisdiction for the four months immediately preceding the trade;

   (ii) at least four months have elapsed from the "distribution date" (as such term is defined in National Instrument 45-102 ("**NI 45-102**") of the Debentures;

   (iii) the certificates or ownership statements representing the Debentures carry the legend required by section 2.5(2)3(a) of NI 45-102;

   (iv) the trade is not a "control distribution" within the meaning of NI 45-102;

   (v) no unusual effort is made to prepare the market or to create a demand for the Debentures;

(vi) no extraordinary commission or consideration is paid to a person or a company in respect of the trade; and

(vii) if the selling security holder is an insider or officer of First Uranium, the selling security holder has no reasonable grounds to believe that First Uranium is in default of applicable securities legislation.

(j) The issuance of the Conversion Shares to the Purchasers in accordance with the terms and conditions of the Trust Indenture is exempt from the prospectus and registration requirements of the Canadian Securities Laws and no prospectus or other document is required to be filed, no proceedings are required to be taken and no approvals, permits, consents, orders or authorizations of any regulatory authority are required to be obtained by First Uranium under the Canadian Securities Laws to permit such issuance;

(k) that the first trade in Conversion Shares by a holder resident in the Qualifying Jurisdictions (other than a trade which is otherwise exempt under applicable Canadian Securities Laws) will be a distribution pursuant to Canadian Securities Laws unless, at the time of such trade:

(i) First Uranium is and has been a "**reporting issuer**" under the securities laws of a Qualifying Jurisdiction for the four months immediately preceding the trade;

(ii) at least four months have elapsed from the "distribution date" (as such term is defined in NI 45-102) of the Debentures;

(iii) the certificates or ownership statements representing the Conversion Shares carry the legend required by section 2.5(2)3(a) of NI 45-102, if the Conversion Shares are issued prior to the date that is four months and a day after the "distribution date" (as such term is defined in NI 45-102) of the Debentures;

(iv) the trade is not a "control distribution" within the meaning of NI 45-102;

(v) no unusual effort is made to prepare the market or to create a demand for the Conversion Shares;

(vi) no extraordinary commission or consideration is paid to a person or a company in respect of the trade; and

(vii) if the selling security holder is an insider or officer of First Uranium, the selling security holder has no reasonable grounds to believe that First Uranium is in default of applicable securities legislation;

(l) The Trustee has been duly appointed as the trustee for the Debentures; and

(m) to such other matters as may be reasonably requested by the Agents no less than 48 hours prior to the Time of Closing.

in a form acceptable to counsel to the Agents, Stikeman Elliott LLP, acting reasonably;

(2) the Agents receiving at the Time of Closing a favourable legal opinion from South African legal counsel to First Uranium, to the effect that all documents required to be filed, proceedings taken or approvals, permits, consents, orders or authorizations of any governmental entity or regulatory authority in South Africa required to be obtained under South African law (including, without limitation, the requirements of the South African Reserve Bank) in connection with the Offering having been obtained;

(3) the Agents receiving at the Time of Closing a favourable legal opinion from South African legal counsel to Simmers, to the effect that, (i) assuming the scorecard rating of DECTI Rating Agency (Pty) Ltd. ("**DECTI**") delivered on December 7, 2006 relating to the BEE status of each of Simmers, Buffelsfontein Gold Mines Limited and Ezulwini Mining Company (Proprietary) Limited is still correct, then Simmers, Buffelsfontein Gold Mines Limited and Ezulwini Mining Company (Proprietary) Limited will, at the Time of Closing, have the requisite BEE ownership for purposes of qualifying for grants of mining rights under the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry with respect to compliance with broad based socio-economic empowerment of the mining industry;

(4) if any Debentures are sold to purchasers in the United States, the Agents receiving at the Time of Closing a favourable legal opinion from Dorsey & Whitney LLP, special U.S. counsel to First Uranium, in a form acceptable to counsel to the Agents, Stikeman Elliott LLP, acting reasonably, to the effect that the offer and sale of the Debentures, and the issuance of the Conversion Shares, in the United States will not be required to be registered under the 1933 Act;

(5) the Agents receiving at the Time of Closing opinions from legal counsel(s) to First Uranium acceptable to the Agents, regarding the right to or ownership of the material mining properties of the Development Subsidiaries, including, without limitation, the tailings dumps of the Buffelsfontein Project and the Ezulwini Project in a form acceptable to counsel to the Agents, Stikeman Elliott LLP, acting reasonably;

(6) the Agents receiving at the Time of Closing favourable legal opinions from legal counsel(s) to First Uranium acceptable to the Agents, regarding the Development Subsidiaries in a form acceptable to counsel to the Agents, Stikeman Elliott LLP, acting reasonably, to the effect set out below:

(a) each Development Subsidiary having been incorporated and existing under its jurisdiction of incorporation;

(b) each Development Subsidiary having the corporate capacity and power to own and lease its properties and assets and to conduct its business as described in the Public Record; and

(c) as to the authorized and issued share capital of each Development Subsidiary and to the ownership thereof;

(7) First Uranium complying with all of its covenants and obligations under this Agency Agreement required to be satisfied at or prior to the Time of Closing;

(8) the Agents having received certificates dated the Closing Date signed by two senior officers of First Uranium as may be acceptable to the Agents, acting reasonably, in form and content satisfactory to the Agents, acting reasonably, with respect to:

(a) the constating documents of First Uranium;

(b) the resolutions of the directors of First Uranium relevant to the issue (or reservation for issue) and sale of the Debentures and, as applicable, the authorization of this Agency Agreement, the Trust Indenture and the Subscription Agreements and the other agreements and transactions contemplated by this Agency Agreement; and

(c) the incumbency and signatures of signing officers of First Uranium;

(9) Certificates of status and/or compliance, where issuable under applicable law, for First Uranium and each of the Development Subsidiaries, each dated within two (2) days prior to the Closing Date;

(10) First Uranium having delivered to the Agents, at the Time of Closing, a certificate dated the Closing Date addressed to the Agents and signed by two senior officers of First Uranium as may be acceptable to the Agents acting reasonably, certifying, for and on behalf of First Uranium, and not in their personal capacities, after having made due inquiries, with respect to the following matters:

(a) First Uranium having complied with all the covenants and satisfied all the terms and conditions of this Agency Agreement on its part to be complied with and satisfied at or prior to the Time of Closing; and

(b) the representations and warranties of First Uranium contained in this Agency Agreement and in any certificates of First Uranium delivered pursuant to or in connection with this Agency Agreement, being true and correct as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing, after giving effect to the transactions contemplated by this Agency Agreement;

(11) First Uranium having delivered to the Agents evidence satisfactory to the Agents of the approval (or conditional approval) of the listing and posting for trading on the TSX of the Conversion Shares, subject only to satisfaction by First Uranium of

customary post-closing conditions imposed by the TSX in similar circumstances (the "**Standard Listing Conditions**");

(12) First Uranium having delivered to the Agents a certificate of Computershare Investor Services Inc., as registrar and transfer agent of the Common Shares, which certifies the number of Common Shares issued and outstanding on the date prior to the Closing Date;

(13) the Agents not having exercised any rights of termination set forth in Section 11;

(14) the Agent having received a fully executed copy of the Trust Indenture; and

(15) the Agents having received at the Time of Closing such further certificates, opinions of counsel and other documentation from First Uranium as may be contemplated herein or as the Agents or their counsel may reasonably require, provided, however, that the Agents or their counsel shall request any such certificate or document within a reasonable period prior to the Time of Closing that is sufficient for First Uranium to obtain and deliver such certificate, opinion or document, and in any event, at least 48 hours prior to the Time of Closing.

Section 6 - Representations and Warranties of First Uranium

(1) First Uranium hereby represents and warrants to the Agents, intending that the same may be relied upon by the Agents that:

(a) *Good Standing of First Uranium.* First Uranium is a corporation continued and existing under the laws of British Columbia, is current and up-to-date with all material filings required to be made, and has the corporate power and authority to own, lease and operate its properties and to conduct its business as now carried on by it, and to enter into, deliver and perform its obligations under this Agency Agreement, the Subscription Agreements and the Trust Indenture;

(b) *Good Standing of Development Subsidiaries.* First Uranium's only subsidiaries are the Development Subsidiaries listed in Schedule "A" hereto, which schedule is true, complete and accurate in all respects. Each of the Development Subsidiaries is a corporation incorporated, organized and existing under the laws of the jurisdiction of incorporation set out in such schedule, is current and up-to-date with all material filings required to be made and has the requisite corporate power and capacity to own, lease and operate its properties and to conduct its business as now carried on by it or proposed to be carried on by it, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so would not reasonably be expected to result in a Material Adverse Effect. All of the issued and outstanding shares in the capital of each Development Subsidiary have been duly authorized and validly issued, are fully paid and, except as otherwise

noted in Schedule "A", are directly or indirectly beneficially owned by First Uranium, free and clear of any Lien; and none of the outstanding shares of the capital stock of any Development Subsidiary was issued in violation of the pre-emptive or similar rights of any security holder of such subsidiary. There exist no options, warrants, purchase rights, or other contracts or commitments that could require First Uranium to sell, transfer or otherwise dispose of any capital stock of any Development Subsidiary. No act or proceeding has been taken by or against the Development Subsidiaries in connection with their liquidation, winding-up or bankruptcy;

(c) *Share Capital of Development Subsidiaries.* The share capital of the Development Subsidiaries as set forth in Schedule "A" hereto is true and correct;

(d) *Share Capital of First Uranium.* At the Time of Closing, the issued and outstanding share capital of First Uranium will consist of 121,686,047 Common Shares and no preferred shares;

(e) *Listed Securities.* The Common Shares are listed on the TSX and the JSE and the TSX has or will have prior to the Time of Closing conditionally approved the listing of the Conversion Shares;

(f) *Authorization and Description of Conversion Shares.* The Conversion Shares have been validly authorised, allotted and reserved for issuance and when on conversion or redemption of the Debentures in accordance with the terms of the Trust Indenture, shall be issued as fully paid and non-assessable shares;

(g) *Absence of Rights.* No person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of First Uranium or any other agreement or option, for the issue or allotment of any unissued shares of First Uranium or any other security convertible into or exchangeable for any such shares or to require First Uranium to purchase, redeem or otherwise acquire any of the issued and outstanding shares of First Uranium except as otherwise disclosed in the Public Record;

(h) *Continuous Disclosure.* The information and statements in First Uranium's Public Record are and were true and correct and contained no untrue statement of a material fact and did not omit to state a material fact that was required to be stated or omit to state a material fact that was necessary to be stated in order for the statement not to be misleading or that was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made, the whole as of the respective dates of such information and statements;

(i) *Financial Statements.* The Financial Information and the notes thereto,

(i) present fairly, in all material respects, the financial position of First Uranium, First Uranium (Proprietary) Limited, and Ezulwini Mining Company (Proprietary) Limited and the statements of operations, retained earnings, cash flow from operations and changes in financial information of First Uranium, First Uranium (Proprietary) Limited, and Ezulwini Mining Company (Proprietary) Limited for the periods specified in such Financial Information;

(ii) have been prepared in conformity with generally accepted accounting principles in Canada ("**Canadian GAAP**") applied on a consistent basis throughout the periods involved; and

(iii) do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the Financial Information;

(j) *Corporate Actions.* First Uranium has taken all necessary corporate action to authorize the execution, delivery and performance of this Agency Agreement, the Trust Indenture and the Subscription Agreements;

(k) *Global Certificate.* Two global certificates representing the Debentures will have been duly executed by First Uranium, duly certified by the Trustee and delivered to the Agents, and will be legal, valid and binding obligations of First Uranium enforceable against First Uranium by the holder thereof and will be entitled to the benefits of and subject to the terms of the Trust Indenture;

(l) *Trust Indenture.* At the Time of Closing, all of the conditions precedent provided for in the Trust Indenture relating to the creation, issuance, certification and delivery of the Debentures shall have been satisfied and no Event of Default (as defined in the Trust Debenture) or event, which, with notice or lapse of time would constitute an Event of Default (as defined in the Trust Indenture), shall have occurred and be continuing;

(m) *Debentures.* The Debentures have been duly created, and the rights, privileges, restrictions and conditions evidenced by the Debentures are accurately summarized in all material respects in the Trust Indenture and when issued, delivered and paid for in full, will be validly issued as fully paid securities of First Uranium and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by First Uranium, other than pursuant to the Maintenance Agreement;

(n) *Liabilities.* Neither First Uranium, nor to the knowledge of First Uranium or the Development Subsidiaries, has any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which

are not disclosed or referred to in the Financial Information or referred to or disclosed herein, other than liabilities, obligations, or indebtedness or commitments (i) incurred in the normal course of business; or (ii) which would not have a Material Adverse Effect;

(o) *Independent Accountants.* The accountants who reported on and certified the Financial Information, are independent with respect to First Uranium within the meaning of Canadian Securities Laws;

(p) *Accounting Controls.* First Uranium and each of its Development Subsidiaries maintains, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(q) *Assets.* First Uranium and the Development Subsidiaries, as the case may be, have the right in respect of all assets described in the Public Record as owned by them or over which they have rights free and clear of all Liens, save and except as disclosed in the Public Record;

(r) *Mining Rights.* The Mining Rights are in good standing, are valid and enforceable, are free and clear of any material Liens or charges and no material royalty is payable in respect of any of them, except as set out in the Public Record. Except as set out in the Public Record, no other property rights are necessary for the conduct of First Uranium's or the Development Subsidiaries' business; and there are no material restrictions on the ability of First Uranium or the Development Subsidiaries to use, transfer or otherwise exploit any such property rights except as set out in the Public Record. Except as disclosed in the Public Record, Simmers is the holder of Mining Rights necessary to carry on the proposed activities of First Uranium and the Development Subsidiaries. Except as disclosed in the Public Record, Mining Rights held by Simmers cover the areas required by First Uranium and the Development Subsidiaries for such purposes;

(s) *Mineral Information.* The information set forth in the Technical Reports in the Public Record relating to the estimates of the mineral resources of the Development Subsidiaries has been reviewed and verified by Scott Wilson Roscoe Postle Associates Inc. and, in all cases, the resource information has been prepared in accordance with Canadian industry standards set forth in National Instrument 43-101 - *Standards of Disclosure for Mineral Projects*, and the method of estimating the resources has been verified by mining experience and the information upon which the estimates of resources were

based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material adverse changes to such information since the date of delivery or preparation thereof;

(t) *Environmental Laws.* Except as described in the Public Record, with respect to the Buffelsfontein Project and the Ezulwini Project, (a) neither First Uranium nor any of the Development Subsidiaries is in violation of any federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "**Hazardous Materials**") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "**Environmental Laws**"), except where the violation would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect, (b) First Uranium and the Development Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, except where the failure to have such permits, authorizations and approvals would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect, and (c) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against First Uranium or any of the Development Subsidiaries, which if determined adversely, would reasonably be expected to have a Material Adverse Effect;

(u) *Possession of Licenses and Permits.* Except as disclosed in the Public Record, First Uranium and the Development Subsidiaries possess such permits, certificates, licenses, approvals, consents and other authorizations (collectively, "**Governmental Licenses**") issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to own, lease, exploit, use, stake or maintain the Mining Rights and to conduct the business now operated by them, or where the failure to possess such permits, certificates, licenses, approvals, consents or authorizations would not reasonably be expected to have a Material Adverse Effect. First Uranium and the Development Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. All of the Governmental Licenses are valid and in full force and effect. Neither First Uranium nor any of the Development Subsidiaries have

received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses;

(v) *Insurance.* Except as disclosed in the Public Record, First Uranium and the Development Subsidiaries maintain, or will maintain, insurance against loss of, or damage to, their assets by all insurable risks on a replacement cost basis in accordance with industry standards, and all of the policies in respect of such insurance coverage are in good standing in all respects and not in default except in each case as could not reasonably be expected to have a Material Adverse Effect;

(w) *Material Contracts.* All of the material contracts and agreements of First Uranium and of the Development Subsidiaries not made in the ordinary course of business (collectively the "**Material Contracts**") have been disclosed in the Public Record. Neither First Uranium nor any Development Subsidiary has received notification from any party claiming that First Uranium or any Development Subsidiary is in breach or default under any Material Contract;

(x) *No Material Adverse Effect.* Since December 31, 2006, (a) there has been no change in the condition (financial or otherwise), or in the properties, capital, affairs, prospects, operations, assets or liabilities of First Uranium and the Development Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business which would give rise to a Material Adverse Effect, and (b) there have been no transactions entered into by First Uranium or any of the Development Subsidiaries, other than those in the ordinary course of business, which are material with respect to First Uranium and the Development Subsidiaries considered as one enterprise, in each case, except as disclosed in the Public Record;

(y) *Absence of Proceedings.* There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of First Uranium, threatened against or affecting First Uranium or any Development Subsidiary, which is required to be disclosed in the Public Record and which is not so disclosed, or which if determined adversely, would have a Material Adverse Effect, or which if determined adversely would materially and adversely affect the consummation of the transactions contemplated in this Agency Agreement or the performance by First Uranium of its obligations hereunder. The aggregate of all pending legal or governmental proceedings to which First Uranium or any Development Subsidiary is a party or of which any of their respective property or assets is subject, which are not described in the Public Record include only ordinary routine litigation incidental to the business, properties and assets of First Uranium and the Development Subsidiaries and would not reasonably be expected to result in a Material Adverse Effect;

(z) *Absence of Defaults and Conflicts.* Neither First Uranium nor any of the Development Subsidiaries is in violation of its charter or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, license or other agreement or instrument to which First Uranium or any of the Development Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of First Uranium or any Development Subsidiary is subject (collectively, "**Agreements and Instruments**"), except where such default, breach or conflict would not reasonably be expected to have a Material Adverse Effect. The execution, delivery and performance of this Agency Agreement, the Trust Indenture and the Subscription Agreements and the consummation of the transactions contemplated herein and therein (including the authorization, issuance, sale and delivery of the Debentures and the use of the proceeds from the sale of the Debentures as described in the Term Sheet under the caption "**Use of Proceeds**") and compliance by First Uranium with its obligations hereunder, have been duly authorized by all necessary corporate action, and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any Lien upon any property or assets of First Uranium, or any Development Subsidiary pursuant to the Agreements and Instruments, nor will such action result in any violation or conflict with the provisions of the charter or by-laws of First Uranium, or any Development Subsidiary or any existing applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over First Uranium, or any Development Subsidiary or any of their assets, properties or operations, except for such violations or conflicts that would not, singly or in the aggregate, have a Material Adverse Effect. As used herein, a "**Repayment Event**" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by First Uranium or any Development Subsidiary;

(aa) *Labour.* No material labour dispute with the employees of First Uranium or any Development Subsidiary, exists or, to the knowledge of First Uranium, and the Development Subsidiaries, is imminent. Neither First Uranium nor any Development Subsidiary is a party to any collective bargaining agreement and no action has been taken or is contemplated to organize any employees of First Uranium or any Development Subsidiary;

(bb) *Trustee.* Computershare Trust Company of Canada at its offices in Toronto, Ontario has been duly appointed as trustee for the Debentures;

(cc) *Transfer Agent.* Computershare Investor Services Inc. at its offices in Toronto, Ontario has been duly appointed as the transfer agent and registrar for the Common Shares of First Uranium, including the Conversion Shares;

(dd) *Absence of Further Requirements.* No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or governmental authority or agency is necessary or required for the performance by First Uranium of its obligations hereunder, in connection with the proposed distribution, issuance or sale of the Debentures hereunder, or the consummation of the transactions contemplated by this Agency Agreement, except such as have been obtained under South African law, Canadian Securities Laws or U.S. Securities Laws other than the reports on Form 45-106F1 prepared and executed in accordance with NI 45-106;

(ee) *Taxes.* All material tax returns, reports, elections, remittances and payments of First Uranium and the Development Subsidiaries required by applicable law to have been filed or made in any applicable jurisdiction, have been filed or made (as the case may be), other than for taxes being contested in good faith, and are substantially true, complete and correct and all taxes of First Uranium and of the Development Subsidiaries have been paid or accrued in the Financial Information;

(ff) *Unlawful Payment.* Neither First Uranium nor any of the Development Subsidiaries nor any employee or agent of First Uranium or any Development Subsidiary, has made any unlawful contribution or other payment to any official of, or candidate for, any South African, Canadian or United States federal, state, provincial or municipal office or any similar office of any other country, or failed to disclose fully any contribution, in violation of any law, or made any payment to any federal, provincial, state or municipal governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws;

(gg) *Brokerage Fees.* Other than the Agents, there is no person, firm or corporation acting or, to the knowledge of First Uranium, purporting to act at the request of First Uranium, who is entitled to any brokerage or finder's fees in connection with the Offering contemplated herein;

(hh) *Status in the U.S.* First Uranium makes the representations, warranties and covenants applicable to it in Schedule "B" hereto and acknowledges that the terms and conditions of the representations, warranties and covenants of the parties contained in Schedule "B" form part of this Agency Agreement;

(ii) *Agency Agreement.* This Agency Agreement, the Trust Indenture and the Subscription Agreements have been duly authorized, executed and delivered by First Uranium and are legal, valid and binding obligations of, and are enforceable against, First Uranium in accordance with their terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors

generally, the availability of equitable remedies and the qualification that rights to indemnity and waiver of contribution may be contrary to public policy); and

(jj) *Compliance with Laws.* First Uranium has fully complied with all relevant statutory and regulatory requirements required to be complied with prior to the Time of Closing in connection with the Offering.

Section 7 - Additional Covenants of First Uranium

In addition to any other covenant of First Uranium set forth in this Agency Agreement, First Uranium covenants with the Agents that:

(a) *Filings.* First Uranium will make all necessary filings with and obtain all necessary approvals, consents and acceptances of all applicable regulatory authorities required to be made or obtained in order to permit First Uranium to distribute the Debentures on a basis exempt from the registration and prospectus requirements under the Canadian Securities Laws and any laws of any other jurisdictions in which Purchasers reside and to permit the holders of the Debentures to be able to resell the Debentures and the Conversion Shares through registered dealers or brokers after the expiry of the four-month hold period relating thereto without the requirement of filing a prospectus or other document, taking any proceeding or obtaining any approval, permit, consent or authorization under the Canadian Securities Laws, and any laws of any other jurisdictions in which Purchasers reside, subject to the absence of any orders restricting trades in such Debentures, no unusual effort being made to prepare the market or to create a demand for the Debentures that are subject of the trade, no extraordinary commission or consideration being paid to a person or entity in respect of the trade, and general restrictions applicable to holders thereof who are insiders or officers of First Uranium or who are "**control persons**" as contemplated by the Securities Laws;

(b) *Listing.* First Uranium will use its commercially reasonable efforts to obtain, prior to the Closing Date, all necessary acceptances and approvals of the TSX and of the JSE for the listing of the Conversion Shares, subject only to the filing of the customary documents and the payment of additional listing fees;

(c) *Press Releases.* Subject to compliance with applicable law, any press release of First Uranium relating to the Offering will be provided in advance to RBC on behalf of the Agents, and First Uranium will use its reasonable commercial efforts to agree to the form and content thereof with RBC on behalf of the Agents, prior to the release thereof; and

(d) *Use of Proceeds.* First Uranium agrees to use the net proceeds from the purchase and sale of the Debentures materially in accordance with the descriptions set forth under the heading "**Use of Proceeds**" in the Term Sheet. The Agents acknowledge that there may be circumstances where, for

sound business reasons and upon approval of First Uranium's Board of Directors, a re-allocation of funds may be necessary or advisable.

Section 8 - Closing

(1) *Location of Closing.* The Offering will be completed at the offices of Fasken Martineau DuMoulin LLP in Toronto, Ontario at the Time of Closing on the Closing Date.

(2) *Delivery of Subscription Agreements.* The Agents shall deliver to First Uranium original or facsimile copies of the Subscription Agreements completed and executed by the Purchasers.

(3) *Subscription Agreements.* Subject to rejection or allotment by First Uranium, acting reasonably, and after consultation with the Agents in the event the Offering is oversubscribed, First Uranium shall accept each Subscription Agreement properly completed and duly executed by the Purchasers, by the execution thereof by First Uranium's duly authorised officers and shall deliver a duly executed copy of each Subscription Agreement to the Agents to be held by the Agents on behalf of the Purchasers.

(4) *Certificate.* At the Time of Closing, subject to the terms and conditions contained in this Agency Agreement, First Uranium shall deliver to the Agents a certificate or certificates representing the Debentures against payment to First Uranium of the purchase price by wire transfer at the Time of Closing. First Uranium will, at the Time of Closing and upon such payment of the purchase price to First Uranium, make payment in full of the Agents' Fee which shall be made by First Uranium directing RBC to withhold the Agents' Fee from the payment of the purchase price.

(5) *Denomination; Registration of Certificate.* At the Time of Closing, First Uranium shall deliver to the Agent a global certificate for the Debentures which shall be in such denomination as the Agents may request in writing at least two (2) Business Days before the Time of Closing and registered in the name of CDS & Co., and if there are sales of Debentures in the United States in accordance with Schedule "B" a global certificate for such Debentures (with a second CUSIP number) which shall be in such denomination as the Agents may request in writing at least two (2) Business Days before the Time of Closing and registered in the name of CDS & Co.

Section 9 - Agents' Fee

(1) *Agents' Fee on Purchased Debentures.* First Uranium shall pay to RBC, on behalf of the Agents, a fee (the "**Agents' Fee**") at the Time of Closing equal to 3% of the aggregate principal amount of Debentures sold pursuant to the terms of this Agency Agreement in consideration of the services to be rendered by the Agents in connection with the Offering. Such services shall include, without limitation: (i) acting as financial advisors to First Uranium in the preparation of documentation relating to the sale of the Debentures; (ii) forming and managing banking, selling and other groups for the sale of the Debentures; (iii) distributing the Debentures directly and through other registered dealers and brokers; (iv) assisting First

Uranium in connection with the preparation and finalization of the Term Sheet; (v) performing administrative work in connection with these matters; and (vi) all other services arising out of this Agency Agreement.

Section 10 - Restriction on Further Issuances of Securities

(1) First Uranium hereby covenants and agrees with the Agents that it will not directly or indirectly, without the prior consent of RBC, such consent not to be unreasonably withheld, offer to sell, grant any option for the sale of, or otherwise dispose of, or announce any intention to do so, in a public offering or by way of private placement or otherwise, any common shares of First Uranium or any securities convertible or exchangeable into common shares of First Uranium for a period of 120 days after the Closing Date except: (i) shares issuable pursuant to existing options; (ii) options issued under First Uranium's stock option plan; (iii) shares issuable in connection with the proposed acquisition of Mine Waste, (iv) 6,141,009 Common Shares issuable in connection with First Uranium's acquisition of the 10% shareholding in Ezulwini Mining Company (Proprietary) limited held by Waterpan Mining Consortium, and (v) the common share purchase warrants (and shares issuable thereunder) that may be granted to Investec Bank Limited (and/or an affiliated company) pursuant to the terms of the mandate letter executed by Investec on October 31, 2006 and accepted by First Uranium on November 6, 2006.

Section 11 - Termination Rights

(1) All terms and conditions set out in this Agency Agreement shall be construed as conditions and any breach or failure by First Uranium to comply with any such conditions in favour of the Agents shall entitle the Agents to terminate their obligation under this Agency Agreement by written notice to that effect given to First Uranium prior to the Time of Closing on the Closing Date. First Uranium shall use its best efforts to cause all conditions in this Agency Agreement to be satisfied. It is understood that the Agents may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Agents, any such waiver or extension must be in writing.

(2) In addition to any other remedies which may be available to the Agents in respect of any default, act or failure to act, or non-compliance by First Uranium, the Agents shall be entitled, at their option, to terminate and cancel, without any liability on the part of the Agents, their obligations under this Agency Agreement by giving written notice to First Uranium at any time at or prior to the Time of Closing on the Closing Date (or any Option Closing Date, as the case may be):

(a) if a general moratorium on commercial banking activities in Toronto, New York or London should be declared by the relevant authorities, or if, in relation to First Uranium, any inquiry, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced, or any order or ruling is issued by any exchange or market, or any other regulatory authority in Canada or the United States, or if any law or regulation under or

pursuant to any statute of Canada or of any province thereof or of the United States or any state or territory thereof is promulgated or changed which, in the reasonable opinion of the Agents (or any of them), operates to prevent or materially restrict trading of the Common Shares or the distribution of the Common Shares or could reasonably be expected to have a Material Adverse Effect, including as to the market price or value of the Debentures or Common Shares;

(b) if there is an inquiry or investigation (whether formal or informal) by any competent regulatory authority in relation to First Uranium or any one of its officers or directors which in the reasonable opinion of the Agents operates or would operate to prevent or materially restrict trading of the Common Shares or the distribution of the Common Shares or could reasonably be expected to have a Material Adverse Effect, including as to the market price of the Debentures or the Common Shares;

(c) if there is, in the reasonable opinion of the Agents (or any of them), a material change or a change in any material fact or a new material fact arises that could reasonably be expected to have a Material Adverse Effect, including as to the market price of the Debentures or the Common Shares;

(d) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including without limiting the generality of the foregoing, any military conflict, civil insurrection, or any terrorist action (whether or not in connection with such conflict or insurrection), which, in the Agents' reasonable opinion (or any one of them), materially adversely affects or involves, or will materially adversely affect or involve, the Canadian or United States financial markets and/or prevent or materially restrict the trading of the Common Shares or the distribution of the Common Shares, or may result in a Material Adverse Effect;

(e) the state of the financial markets in general, or the industry or state of the markets in which First Uranium operates such that, in the reasonable opinion of the Agents, it would be impractical or unprofitable to offer or continue to offer the Debentures for sale; or

(f) if First Uranium is in material breach of any term, condition or covenant of this Agency Agreement, or any representation or warranty given by First Uranium in this Agency Agreement becomes or is materially false.

(3) If the obligations of the Agents are terminated under this Agency Agreement pursuant to these termination rights, the liability of First Uranium to the Agents shall be limited to the obligations under Sections 12, 13, and 14.

Section 12 - Indemnity

(1) First Uranium (for the purposes of this Section 12, the "**Indemnifiers**") covenants and agrees to protect, indemnify, and save harmless, each of the Agents and their respective U.S. broker-dealer affiliates, and each of their respective directors, officers, employees, affiliates and agents and each person, if any, who controls any Agent or its U.S. broker-dealer affiliates (individually, an "**Indemnified Party**" and collectively, the "**Indemnified Parties**"), against all losses (other than loss of profits), claims, damages, suits, liabilities, costs, damages, or expenses caused or incurred, whether directly or indirectly, by reason of:

(a) any statement (except for statements relating solely to the Agents) contained in the Public Record in connection with the proposed distribution under Canadian Securities Laws, which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation (as such term is defined in the *Securities Act* (Ontario)) or any misstatement of a material fact;

(b) the omission or alleged omission to state in the Public Record any material fact (other than a material fact relating solely to the Agents) required to be stated therein or necessary to make any statement therein not misleading;

(c) any order made, or inquiry, investigation or proceeding commenced by any securities regulatory authority or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission in the Public Record (except for information and statements relating solely to the Agents) that prevents or restricts the trading in any of First Uranium's securities or the distribution or distribution to the public, as the case may be, of any of the Debentures in any of the Qualifying Jurisdictions;

(d) First Uranium not complying with any requirement of Canadian Securities Laws or U.S. Securities Laws in connection with the transactions herein contemplated including First Uranium's non-compliance with any statutory requirement to make any document available for inspection; or

(e) any breach of a representation or warranty of First Uranium contained in this Agency Agreement, the Trust Indenture or in the Subscription Agreements or the failure of First Uranium to comply with any of its obligations hereunder.

(2) If any matter or thing contemplated by this section shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Indemnifiers as soon as possible of the nature of such claim (provided that omission to so notify the Indemnifiers will not relieve the Indemnifiers of any liability that it may otherwise have to the Indemnified Party hereunder, except to the extent the Indemnifiers are materially prejudiced by such omission) and the Indemnifiers shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel reasonably

acceptable to such Indemnified Party and that no settlement may be made by the Indemnifiers or such Indemnified Party without the prior written consent of the other, such consent not to be unreasonably withheld.

(3) In any such claim, such Indemnified Party shall have the right to retain other legal counsel to act on such Indemnified Party's behalf, provided that the fees and disbursements of such other legal counsel shall be paid by such Indemnified Party, unless: (i) the Indemnifiers and such Indemnified Party mutually agree to retain other legal counsel; or (ii) the representation of the Indemnifiers and such Indemnified Party by the same legal counsel would, in the opinion of such counsel, be inappropriate due to actual or potential differing interests, in which event such fees and disbursements shall be paid by the Indemnifiers to the extent that they have been reasonably incurred, provided that in no circumstances will the Indemnifiers be required to pay the fees and expenses of more than one set of legal counsel for all Indemnified Parties.

(4) To the extent that any Indemnified Party is not a party to this Agreement, the Agents shall obtain and hold the right and benefit of this section in trust for and on behalf of such Indemnified Party.

(5) The Indemnifiers hereby consents to personal jurisdiction, service and venue in any court in which any claim that is subject to indemnification hereunder is brought against the Agents or any Indemnified Party and to the assignment of the benefit of this section to any Indemnified Party for the purpose of enforcement provided that nothing herein shall limit First Uranium's right or ability to contest the appropriate jurisdiction or forum for the determination of any such claims.

Section 13 - Contribution

In the event that the indemnity provided for in Section 12 is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or for any other reason, the Agents and the Indemnifiers shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities of the nature provided for above such that each Agent shall be responsible for that portion represented by the percentage that the portion of the Agents' Fee payable by First Uranium to such Agent bears to the gross proceeds realized by First Uranium from the distribution, whether or not the Agents have been sued together or separately, and the Indemnifiers shall be responsible for the balance, provided that, in no event, shall an Agent be responsible for any amount in excess of the portion of the Agents' Fee actually received by such Agent. In the event that the Indemnifiers, or any of them may be held to be entitled to contribution from the Agents under the provisions of any statute or law, the indemnifiers shall be limited to contribution in an amount not exceeding the lesser of: (a) the portion of the full amount of losses, claims, costs, damages, expenses, and liabilities giving rise to such contribution for which such Agent is responsible; and (b) the amount of the Agents' Fee actually received by any Agent. Notwithstanding the foregoing, a person guilty of fraud or fraudulent misrepresentation shall not be entitled to contribution from any other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made

against another party or parties under this section, notify such party or parties from whom contribution may be sought, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation it may have otherwise under this section, except to the extent that the party from whom contribution may be sought is materially prejudiced by such omission. The right to contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Agents may have by statute or otherwise by law.

Section 14 - Expenses

First Uranium shall, whether or not the Offering closes, reimburse the Agents for all reasonable out-of-pocket expenses incurred by the Agents in performing the services described herein, including the reasonable fees and disbursements of legal counsel to the Agents subject to the following sentence. The obligation of First Uranium to pay or reimburse, as the case may be, the reasonable fees of Agents' counsel shall be limited to $100,000. The Agents will obtain written or verbal authorization from First Uranium to undertake a single expense or a series of related expenses aggregating greater than $10,000. The Agents shall provide First Uranium with all receipts or other documentation evidencing reasonable out-of-pocket expenses for which the Agents are seeking reimbursement.

Section 15 - Action by Agents

All steps which must or may be taken by the Agents in connection with this Agency Agreement, with the exception of the matters relating to termination contemplated by Section 11, may be taken by RBC on behalf of themselves and the other Agents, and the execution of this Agency Agreement by First Uranium shall constitute First Uranium's authority for accepting notification of any such steps from, and for delivering the definitive documents constituting the Debentures to, or to the order of, RBC.

Section 16 - Governing Law

This Agency Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

Section 17 - Survival of Warranties, Representations, Covenants and Agreements

Except as expressly provided for in this Agency Agreement, all warranties, representations, covenants and agreements of First Uranium herein contained, or contained in, documents submitted or required to be submitted pursuant to this Agency Agreement, shall survive the purchase by the Agents of the Debentures and shall continue in full force and effect, regardless of the closing of the sale of the Debentures and regardless of any investigation which may be carried on by the Agents, or on their behalf, for a period of two years following the Closing Date. Without limitation of the foregoing, the provisions contained in this Agency Agreement in any way related to the indemnification or the contribution obligations shall survive and continue in full force and effect, indefinitely, subject only to the limitation requirements of applicable law.

Section 18 - Notices

All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by facsimile delivered or facsimile to such other party as follows:

(a) to First Uranium at:

Suite 1240
155 University Avenue
Toronto
Ontario M5H 3B7
Canada.

Attention:	Chief Executive Officer
Facsimile No.:	(416) 342-5632

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
Toronto Dominion Bank Tower
P.O. Box 20, Suite 4200
66 Wellington Street West
Toronto-Dominion Centre
Toronto, Ontario
Canada M5K 1N6

Attention:	Rob Mason
Facsimile No.:	(416) 364 7813

(b) to the Agents at:

RBC Capital Markets
Royal Bank Plaza
200 Bay Street
Toronto, Ontario M5J 2W7

Attention:	Gary Sugar
Facsimile No.:	(416) 842-7555

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
Dauntsey House
4B Fredericks Place
London EC2R 8AB

Attention:	Derek Linfield
Facsimile No.:	+44 20 7367 0160

to Canaccord Capital Corporation at;

Suite 3000 - 161 Bay Street
Toronto, Ontario M5J 2S1

Attention:	Craig Warren
Facsimile No.:	(416) 869-3876

to National Bank Financial Inc. at;

Suite 3200 - 130 King St. W.
Toronto, Ontario M5X 1J9

Attention:	Steven Farber
Facsimile No.:	(416) 869-8013

to GMP Securities L.P. at;

Suite 300-145 King St. W.
Toronto, Ontario M5H 1J8

Attention:	Mark Wellings
Facsimile No.:	(416) 943-6160

to Cormark Securities Inc. at;

Royal Bank Plaza
P.O. Box 63
South Tower, Suite 2800
Toronto, Ontario M5J 2J2

Attention:	Darren Wallace
Facsimile No.:	(416) 943-6496

to Orion Securities Inc. at;

Suite 3100 - 181 Bay Street
Bay Wellington Tower, BCE Place
Toronto, Ontario M5J 2T3

Attention: Douglas Bell
Facsimile No.: (416) 848-3699

to Raymond James Ltd. at;

Suite 5300 - 40 King St. W.
Toronto, Ontario M5H 3Y2

Attention: David Greifenberger
Facsimile No.: (416) 777-7114

or at such other address or facsimile number as may be given by either of them to the other in writing from time to time and such notices or other communications shall be deemed to have been received when delivered or, if facsimile, on the next business day after such notice or other communication has been facsimile (with receipt confirmed).

Section 19 - Counterpart Signature

This Agency Agreement may be executed in one or more counterparts (including counterparts by facsimile), which together shall constitute an original copy hereof as of the date first noted above.

Section 20 - Time of the Essence

Time shall be of the essence in this Agency Agreement.

Section 21 - Severability

If any provision of this Agency Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agency Agreement and shall be severable from this Agency Agreement.

Section 22 - Entire Agreement

This Agency Agreement constitutes the entire agreement between the Agents and First Uranium relating to the subject matter hereof and supersedes all prior agreements between the Agents and First Uranium.

Section 23 - General

The parties have expressly required this Agency Agreement and all other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties ont expressément demandé que la présente convention

ainsi que tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

Acceptance

If this agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by First Uranium, please communicate your acceptance by executing where indicated below and returning by facsimile one copy and returning by courier six (6) originally executed copies to RBC Capital Markets (Attention: Gary Sugar).

Yours very truly,

RBC DOMINION SECURITIES INC.

By: *"Gary Sugar"*

Gary Sugar

CANACCORD CAPITAL CORPORATION

By: *"Craig Warren"*

Craig Warren

NATIONAL BANK FINANCIAL INC.

By: *"Steven Farber"*

Steven Farber

GMP SECURITIES L.P.

By: *"Mark Wellings"*

Mark Wellings

CORMARK SECURITIES INC.

By: *"Darren Wallace"*

Darren Wallace

ORION SECURITIES INC.

By: *"Douglas Bell"*

Douglas Bell

RAYMOND JAMES LTD.

By: *"David Greifenberger"*

David Greifenberger

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED as of this 3rd day of May, 2007.

FIRST URANIUM CORPORATION

By: *"Jim Fisher"*

Jim Fisher

By: *"Emma Oosthuizen"*

Emma Oosthuizen

SCHEDULE "A"

DEVELOPMENT SUBSIDIARIES

Name	Jurisdiction of Incorporation	Par Value per Share	Authorized Share Capital	Issued and Outstanding Shares
First Uranium (Proprietary) Limited	South Africa	R1.00	4 000 ordinary shares	1,520 ordinary shares held by First Uranium Limited
Ezulwini Mining Company (Proprietary) Limited	South Africa	R1.00	1 000 ordinary shares	121 ordinary shares (109 held by First Uranium Limited and 12 held by Waterpan Mining Consortium (Proprietary) Limited)
First Uranium Limited	Cyprus	C£1.00	10,000 ordinary shares divided into 9,000 Class A shares and 1,000 Class B shares	4,039 Class A shares and 1,000 Class B shares held by First Uranium Corporation

SCHEDULE "B"

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

This is Schedule "B" to the Agency Agreement among First Uranium Corporation and RBC Dominion Securities Inc., Canaccord Capital Corporation, National Bank Financial Inc., GMP Securities L.P., Cormark Securities Inc., Orion Securities Inc. and Raymond James Ltd. dated May 3, 2007.

As used in this Schedule "B", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agency Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

"**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Debentures or Conversion Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Debentures or such Conversion Shares;

"**Institutional Accredited Investor**" means an institutional "accredited investor" as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D;

"**Offshore Transaction**" means an offshore transaction or that term as defined in Regulation S;

"**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

"**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

"**Substantial U.S. Market Interest**" means substantial U.S. market interest as that term is defined in Regulation S; and

"**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

<u>Representations, Warranties and Covenants of the Agents</u>

Each Agent severally but not jointly acknowledges that the Debentures have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act.

Each Agent severally but not jointly represents and agrees to and with First Uranium that:

(1) It acknowledges that the Debentures and the Conversion Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. It has not offered and sold, and will not offer and sell, any Debentures forming part of its allotment except (a) outside the United States in an Offshore Transaction in accordance with Rule 903 of Regulation S or (b) in the United States in accordance with an applicable exemption under the U.S. Securities Act as provided in paragraphs 3 through 10 below.

(2) It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Debentures and the Conversion Shares, except with its affiliates, any selling group members or with the prior written consent of First Uranium. It shall require each of its U.S. broker-dealer affiliates and each selling group member to agree, for the benefit of First Uranium, to comply with, and shall use its best efforts to ensure that each of its U.S. broker-dealer affiliates and each selling group member complies with, the same provisions of this Schedule as apply to such Agent as if such provisions applied to such U.S. broker-dealer affiliate and selling group member.

(3) Neither such Agent nor any of its affiliates, nor any persons acting on their behalf, has engaged or will engage, in any Directed Selling Efforts with respect to any of the Debentures or the Conversion Shares.

(4) All offers and sales of Debentures in the United States shall be made through the Agent's U.S. registered broker-dealer affiliate in compliance with all applicable U.S. broker-dealer requirements. Such broker-dealer affiliate is a duly registered broker-dealer with the SEC, and is a member in good standing with the National Association of Securities Dealers, Inc.

(5) Offers of Debentures in the United States by the Agent or its U.S. registered broker-dealer affiliate shall not be made by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

(6) Offers to sell and solicitations of offers to buy the Debentures shall be made pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, only to persons reasonably believed to be Institutional Accredited Investors who will purchase the Debentures directly from First Uranium in compliance with an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, which persons each execute and deliver to First Uranium, the Agents and their U.S. registered broker-dealer affiliates a Subscription Agreement.

(7) Any offer or solicitation of an offer to buy Debentures that has been made or will be made in the United States was or will be made only to Institutional Accredited Investors and all sales of the Debentures made in the United States or to persons who were offered Debentures in the United States shall be made directly by First Uranium pursuant to an exemption from the registration requirements of the U.S. Securities Act.

(8) At closing, each Agent, together with its U.S. affiliates selling Debentures in the United States will provide a certificate, substantially in the form of Exhibit A to this Schedule

relating to the manner of the offer and sale of the Debentures in the United States, or will be deemed to have represented that neither it nor they offered or sold Debentures in the United States.

(9) The Agents have not and will not offer the Debentures for sale in any state of the United States where such an offer or sale would be prohibited, and all applicable state securities laws have been and will be complied with in connection with offers and sales of the Debentures in the United States.

(10) The Agents have not used and will not use any written material, other than a Subscription Agreement, in connection with offers and sales of the Debentures.

<u>Representations, Warranties and Covenants of First Uranium</u>

First Uranium represents, warrants, covenants and agrees that:

(1) (a) First Uranium is a "foreign issuer" within the meaning of Regulation S and reasonably believes there is no Substantial U.S. Market Interest in its debt securities or the Common Shares; (b) First Uranium is not now and as a result of the sale of Debentures contemplated hereby will not be required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended; and (c) none of First Uranium any of its affiliates, or any person acting on its or their behalf (other than the Agents, their U.S. affiliates and any person acting on their behalf, as to which no representation is made) has made or will make any Directed Selling Efforts in the United States with respect to the Debentures or the Common Shares or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D), or has otherwise acted in a manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act, in connection with the offer or sale of the Debentures in the United States.

(2) Except with respect to offers and sales in accordance with this Schedule "A" to Institutional Accredited Investors in reliance upon an exemption from registration available under the U.S. Securities Act, none of First Uranium or any of its affiliates or any persons acting on its or their behalf (other than the Agents, their U.S. affiliates and any person acting on their behalf, as to which no representation is made) has offered or sold, or will offer or sell, any of the Debentures or Common Shares in the United States.

(3) First Uranium has not, within six months before the commencement of the offering of the Debentures, and will not within six months after the Closing Date, offer or sell any securities in a manner that would be integrated with the offer and sale of the Debentures and the Conversion Shares and would cause the applicable exemptions from registration to become unavailable with respect to the offer and sale of the Debentures and the Conversion Shares in the United States or which that cause the exclusion from registration set forth in Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Debentures and the Conversion Shares outside the United States.

(4) First Uranium will, within the prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or any state securities laws in connection with the sale of Debentures.

(5) None of First Uranium, its affiliates or any person acting on its or their behalf (other than the Agents, their U.S. affiliates and any person acting on their behalf) has taken or will take any action that would cause the applicable exemptions from registration to become unavailable with respect to the offer and sale of the Debentures and the Conversion Shares in the United States or that would cause the exclusion from registration set forth in Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Debentures and the Conversion Shares outside the United States.

EXHIBIT A
AGENTS' CERTIFICATE

In connection with the private placement to purchasers in the United States and to purchasers who were offered Debentures (as defined below) in the United States, other than pursuant to an "offshore transaction" as defined in Regulation S under the U.S. Securities Act (the "**U.S. Purchasers**") of senior unsecured convertible debentures (the "**Debentures**") of First Uranium Corporation ("**First Uranium**") pursuant to the Agency Agreement dated as of May 3, 2007 among First Uranium and the Agents named therein (the "**Agency Agreement**"), each of the undersigned does hereby certify as follows:

(i) Each of ●, ● and ● is a duly registered broker or dealer under the U.S. Securities Exchange Act of 1934, as amended and is a member of and in good standing with the National Association of Securities Dealers, Inc. on the date hereof, and all offers and sales of the Debentures in the United States will be effected by ●, ● and ● in accordance with all applicable U.S. broker-dealer requirements;

(ii) all offers of the Debentures by us in the United States were made to Institutional Accredited Investors, and we continue to believe that each U.S. Purchaser is an Institutional Accredited Investor;

(iii) no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Debentures in the United States;

(iv) prior to any sale of Debentures to a U.S. Purchaser we caused the purchaser to sign and deliver a Subscription Agreement; and

(v) the offering of the Debentures in the United States has been conducted by us in accordance with the terms of the Agency Agreement.

Terms used in this certificate have the meanings given to them in the Agency Agreement unless otherwise defined herein.

Dated this _________ day of__________, 2007.

●

By: ______________________________
Name:
Title:

●

By: ______________________________
Name:
Title:

●

By: ______________________________
Name:
Title:

●

By: ______________________________
Name:
Title:

SCHEDULE "C"
MINING RIGHTS

1. Mining Licence No. ML4/2001 granted to Buffelsfontein Gold Mines Limited on 26 February 2001 to mine for gold on certain portions of the farms:

Farm	Expiry Date
Klerksdorp Townlands 424 IP	30 April 2009
Zandpan 423 IP	30 April 2009
Hartebeestfontein 422 IP	30 April 2009
Mapaiskraal 441 IP	30 April 2009
Buffelsfontein 443 IP	30 April 2009
Die Hoek 114	30 April 2009
Wildebeestpan 442 IP	30 April 2009
Palmietfontein 403 IP	30 April 2009
Groot Vaders Bosch 470	30 April 2009
Zuiping 394	30 April 2009
Stilfontein 401 IP	30 April 2009
Doornkom Oost 447 IP	30 April 2009

in extent of an area measuring 12 663,188 hectares, as more fully indicated on the official sketch plan registered as part of ML4/2001 under RDNW 5/3/2/1330.

2. Mining Right No. MR 49/2006 granted in terms of Section 23 of the Mineral and Petroleum Resources Development Act, 28 of 2002 to Simmer and Jack Mines Limited to mine for gold ore, silver ore, uranium and aggregate (from rock waste dump) on various portions of the farms:

Farm	Expiry Date for Current Period
Waterpan 292 IQ	19/11/2036
Jachtfontein 344IQ	19/11/2036
Modderfontein 345 IQ	19/11/2036

in extent of an area measuring 3718,340 hectares, as more fully indicated on the official sketch plan registered as part of this Mining Right under MR 49/2006.

3. A Prospecting Right application (Reference No. NW30/5/1/1/2/1488PR) was submitted by Bufflesfontein Gold Mines Limited and accepted by the DME in terms of section 16 of the Mineral and Petroleum Resources Development Act, 28 of 2002 to prospect for uranium ore, rare earths, and sulphur (in pyrite) on Portions of the following farms:

Farm
Bufflesfontein 433 IP
Byl 421 IP
Harteebesfontein 422 IP
Kareerand 444 IP
Kiepersol 48 IP
Klerksdorp Townlands 424 IP
Klerksdorp Townslands 436 IP
Kromdraai 420 IP
Mapaiskraal 441 IP
Palmietfontein 403 IP
Zandpan 423 IP

TECHNICAL REPORT PRELIMINARY ASSESSMENT OF THE EZULWINI PROJECT, GAUTENG PROVINCE, REPUBLIC OF SOUTH AFRICA

PREPARED FOR FIRST URANIUM CORPORATION

Report for NI 43-101

Authors:
Wayne W. Valliant, P.Geo.
R. Dennis Bergen, P.Eng.

Originally Submitted November 8, 2006
Revised December 5, 2006
Revised May 9, 2007

Scott Wilson

RPA

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

TABLE OF CONTENTS

PAGE

LIST OF TABLES

PAGE

LIST OF FIGURES

PAGE

1 SUMMARY

EXECUTIVE SUMMARY

INTRODUCTION

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by First Uranium Corporation (First Uranium) to prepare an independent Technical Report on the Ezulwini Project (the Project, or the Ezulwini Mine) located in Gauteng Province, near Johannesburg, Republic of South Africa. The purpose of this report is to update the preliminary economic assessment which was prepared for First Uranium's initial public offering (IPO). The updated report incorporates the latest developments with regard to permitting / mining rights and changes to the resource estimate, ongoing process selection work, and capital and operating forecasts. This Technical Report conforms to NI43-101 Standards of Disclosure for Mineral Projects.

First Uranium is a public Canadian company which completed its IPO and listing on the Toronto Stock Exchange (TSX) on December 20, 2006. In connection with the IPO, an over-allotment option was exercised on December 29, 2006, resulting in combined proceeds net of underwriting fees of US$189 million. The company completed its secondary listing on the Johannesburg Stock Exchange (JSE) on March 30, 2007. The Common Shares are traded on the TSX as FIU and on the JSE as FUM. The funds raised from the IPO are being used to develop the Ezulwini Project. In addition, on May 3, 2007, First Uranium completed an offering of convertible debentures for gross proceeds of C$150 million. A portion of the proceeds from the convertible debenture offering will be used to fund the development of the Ezulwini Project.

The Ezulwini Project involves the re-commissioning of an underground uranium and gold mining operation located approximately 40 kilometres from Johannesburg on the outskirts of the town of Westonaria in Gauteng Province, South Africa. Re-commissioning activities involving the refurbishment of the shaft and construction of the gold and uranium plants began in earnest in December 2006 subsequent to the successful completion of the IPO. Prior to re-commissioning, the mine was on a care and

maintenance programme which was initiated in 2001. The mine was constructed in the 1960s and reached production of 200,000 tonnes per month in the same decade. In 2001, mine production at Ezulwini was suspended primarily as a result of capital constraints compounded by a weak gold and uranium market environment.

The geology of the Ezulwini property includes a number of reef packages, with the Upper Elsburg and Middle Elsburg reefs being the primary focus of First Uranium's mine reopening plans. First Uranium's plans for the development of the Ezulwini Project include the rehabilitation and re-engineering of the main mine shaft through the installation of a floating steel tower, de-stressing the area where the shaft pillar intersects the shaft barrel, and the construction of uranium and gold processing facilities.

The Ezulwini Mine is an underground mine previously operated by Harmony Gold Mining Company Limited (Harmony). The Ezulwini Mining Company (Proprietary) Limited (EMC) concluded a purchase agreement with Randfontein Estates Limited (REL), a wholly owned subsidiary of Harmony, which enabled EMC to acquire the surface and underground assets relating to the former operators of the Ezulwini Mine, including two shaft headframes and four hoists, fans, compressors, generators, and underground equipment as well as the necessary surface freehold required to operate the mine. EMC is currently a 90% held subsidiary of First Uranium, with the other 10% being held by Waterpan Mining Consortium (WMC). It is intended that WMC will swap its EMC shareholding for shares in First Uranium resulting in EMC becoming a 100% subsidiary of First Uranium. This share swap is, however, subject to WMC receiving South African Reserve Bank's (SARB) approval to implement same.

The major assets and facilities associated with the Project, acquired by EMC pursuant to the REL Purchase Agreement are:

- Gold resources in the No. 4 shaft pillar within the Upper Elsberg formation; gold resources within the Upper Elsberg formation beyond the shaft pillar; and gold and uranium resources within the Middle Elsberg formation. All of these resources are within the Witwatersrand Basin and have been mined in the past.

- Hoisting and ventilation shafts to surface including the associated facilities and underground shafts to access the resources.

- Mine development to and within the resource areas.

- Mine infrastructure including the hoisting plants, mine dewatering system, compressed air system, and electrical power distribution system.

- Surface infrastructure including the compressor and power house, electrical power supply, offices, and shop buildings.

- Engineering and geological records from the past operations.

This report is considered by Scott Wilson RPA to meet the requirements of a Preliminary Economic Assessment as defined in Canadian NI43-101 regulations. The economic analysis contained in this report is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserve development, production and economic forecasts on which this preliminary assessment is based will be realized.

CONCLUSIONS

Based on the Ezulwini site visit and review of the available data, Scott Wilson RPA offers the following interpretation and conclusions.

- The mineral resources, as presented, are estimated consistent with CIM guidelines.

- Mineral resources that are not mineral reserves do not have demonstrated economic viability.

- Previous production demonstrates there is good continuity on the Upper and Middle Elsburg Reefs. Therefore, there is good potential to upgrade the inferred mineral resources to measured and indicated resources with underground development.

- There is good exploration potential in lateral reef extensions and at depth in reefs that have not yet been exploited.

- Based upon the planning work to date and the assumptions in this initial economic assessment, the Ezulwini mine has the potential to be reopened and to become a producing gold and uranium operation.

- Considering the Project on a stand-alone basis and based upon capital costs of $271 million, operating costs of $56.87 per tonne and metal prices of $500/oz for gold and $50/lb for uranium concentrates, the Project has an IRR of 32% and an NPV at 8% of $332 million. The Project would generate some 5.2 million ounces of gold and 16 million pounds of uranium (U_3O_8) in concentrates over an 18 year period.

- The Total Cash Cost is $234 per ounce of gold including a credit of $153 per ounce for U_3O_8 revenue. The mine life capital and royalty unit cost is $52 per ounce, for a Total Production Cost of $286 per ounce of gold. Average annual gold production during operations is 290,000 ounces per year and the average U_3O_8 production is 888,000 pounds per year.

- The Project economics are most sensitive to gold price, head grade, and metallurgical recovery, followed by exchange rates, operating costs, uranium price and capital costs.

- The planned production includes material from the measured and indicated resources, as well as inferred resources. There is no assurance that inferred resources will be upgraded to become measured and indicated resources or mineral reserves. The initial economic assessment only utilizes approximately 14% of the inferred mineral resource, so there is potential for further production beyond that used in this assessment.

- The mine is located in a major historic gold and uranium production area and has a history of past gold and uranium production. The mine is located immediately adjacent to the South Deep Mine and the mines in this area have tremendous lateral extent along the reefs.

- There is the potential to expand the mine output through the potential utilization of the underutilized shafts in adjacent mines. There are also underutilized concentrators in the vicinity of the Ezulwini Mine.

- An increase in the uranium price could make it more economically feasible to increase production from the Middle Elsburg, decrease production from the Upper Elsburg, and increase the throughput of the uranium plant.

- Further improvements to the Project economics may be realized through the sale of mine water to a local utility and the resultant reduction in mine pumping costs.

RECOMMENDATIONS

Scott Wilson RPA recommends that mine dewatering and shaft refurbishing continue and that planning for the development of the Ezulwini Mine be advanced. The refinement of estimates to prefeasibility study level and the upgrading of inferred resources are recommended so that a production decision can be made. Further, Scott Wilson RPA recommends that First Uranium undertake an exploration program with the objective of upgrading additional resources beyond the planned project to evaluate the potential for further expansion.

The following items are recommended for consideration as part of a prefeasibility study of the Project.

- Review and update, if necessary, the mine production schedule based upon the revised resource estimates in the shaft pillar area.
- As soon as practically possible, rehabilitate the Upper Elsburg section of the Ezulwini Mine to facilitate further exploration and the conversion of inferred resources to measured and/or indicated mineral resources.
- As soon as practically possible, rehabilitate the Middle Elsburg section of the Ezulwini Mine to facilitate further verification of the database in that area.
- Reconcile historic gold and uranium production to that predicted by diamond drilling and channel sampling.
- Continue the plant design process for the gold and uranium processing plants.
- Carry out more detailed work and explanation of the planned uranium recovery rate either through metallurgical testing or more detailed review of past production records.
- Provide further plant details including general arrangements.
- Prepare separate production schedules, with the measured plus indicated resources carried in a separate schedule, and a further economic analysis with the inferred resources added as well.
- Provide additional capital detail for the mine and site infrastructure.
- Re-examine the Project schedule and provide more detail to ensure that critical items are not missed.

- Carry out further work on the sales of uranium concentrate to remain assured that a market is available in South Africa or to determine where concentrates may have to be shipped.

- Provide a clear trail of the changes and factors from the resource estimate through to the Life of Mine plan for all areas including a discussion of the unpay factors and/or pillars that will be required at depth.

- Review the rock mechanics and seismic risk factors associated with the Middle Elsburg deposit to ensure that the mine plan is consistent with the rock mechanics design criteria.

- Review the mine production schedule with regard to the mine production profile to reduce dips in the output over time.

- Ensure that a detailed assessment of the planned production areas has been undertaken to provide evidence to support the assumption that future mine production will be similar to past production.

- Pursue the possible sale of water to a local utility to reduce the mine operating costs.

- Determine the uranium price at which it is more profitable to achieve higher production from the Middle Elsburg Reef, decrease production from the Upper Elsburg, and operate the uranium plant at 200,000 tpm.

The cost of this recommended work is included in the cost estimates within the Preliminary Assessment in this report.

For further exploration beyond the current planned mining area, Scott Wilson RPA recommends:

- Phase 1 of the program includes diamond drilling approximately 30,000 m in 18 holes from surface and approximately 7,200 m from underground. The underground diamond drilling would be collared in rehabilitated headings in the Upper Elsburg workings. The Phase 1 program would drill the target on approximately 400 m by 400 m spacing.

- Contingent on success of the Phase 1 program, the Phase 2 program will comprise approximately 75,000 m of diamond drilling in 42 holes from surface and approximately 16,800 m in 42 holes drilled from underground. Phase 2 would drill the target on approximately 200 m by 200 m spacing, which, considering the generally strong continuity in the Witwatersrand reefs, would likely be sufficient to upgrade a portion of the target to indicated resources.

- Concurrent with the Phase 2 diamond drilling, prefeasibility level studies will be carried out to examine the optimum systems of access, mining, mineral processing, and mineral economics.

The estimated cost of the work program to complete these recommendations is summarized in Table 1-1. The cost of these items is not included in the capital estimates incorporated in the Ezulwini preliminary assessment work.

TABLE 1-1 EXPLORATION PROGRAM - MIDDLE ELSBURG
First Uranium Corporation - Ezulwini Project

Item	Units	Cost/Unit ($)	Total Cost ($ 000s)
Phase 1			
Underground Rehabilitation	Lump Sum		1,000
Underground Diamond Drilling	7,200 m	150	1,080
Surface Drilling	30,000 m	150	4,500
Supervision/Technical Support	Lump Sum		300
Assays	16,000	30	480
Sub-Total Phase 1			**7,360**
Phase 2			
Underground Diamond Drilling	16,800 m	150	2,520
Surface Drilling	75,000 m	150	11,250
Supervision/Technical Support	Lump Sum		300
Assays	35,000	30	1,050
Prefeasibility Study	Lump Sum		300
Sub-Total Phase 2			**15,420**
Total Phase 1 & 2			**22,780**

ECONOMIC ANALYSIS

An after-tax Cash Flow Projection has been generated from the Life of Mine production schedule and capital and operating cost estimates, and is summarized in Table 18-12. A summary of the key criteria is provided below.

ECONOMIC CRITERIA

REVENUE

- Up to 200,000 tpm mining from underground.
- Mill recovery of gold of 95.5% and recovery of U_3O_8 of 80%, based upon previous operating history.

- Gold payment is based upon 100% payment less a refining charge of $120,000 per year plus $0.50 per ounce.
- Exchange rate US$1.00 = R7.40.
- Metal price: $500 per ounce gold and $50 per pound U_3O_8.
- Revenue is recognized at the time of production.

COSTS

- Pre-production period is approximately 12 months, but full production is attained in the fourth year.
- Mine life: 18 years.
- Life of Mine production plan as summarized in Item 18.
- Mine life capital totals $271 million including contingency.
- Average operating cost over the mine life is $56.87 per tonne milled.

CASH FLOW ANALYSIS

Considering the whole Project on a stand-alone basis, the undiscounted after-tax cash flow totals $818 million over the mine life, and simple payback occurs after approximately 4.4 years.

The Total Cash Cost is $234 per ounce of gold including a credit of $153 per ounce for U_3O_8 revenue. The mine life capital and royalty unit cost is $52 per ounce, for a Total Production Cost of $286 per ounce of gold. Average annual gold production during operation is 290,000 ounces per year and the average U_3O_8 production is 888,000 pounds per year.

The IRR is 32% and the NPV at discounts rates of 5%, 8%, and 10% is, respectively, $462, $332, and $267 million.

The economic analysis contained in this report is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserve development, production, and economic forecasts on which this preliminary assessment is based will be realized.

SENSITIVITY ANALYSIS

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities:

- Metal prices, recovery, and grades (gold and uranium)
- Exchange rate
- Operating costs (Total Cash Cost)
- Pre-production capital costs

IRR sensitivity over the base case has been calculated for -20% to +20% variations except for U_3O_8 where ± 37.5 variations were calculated. The sensitivities are shown in Table 1-2 and Figure 1-1.

TABLE 1-2 SENSITIVITY ANALYSIS
First Uranium Corporation - Ezulwini Project

Sensitivity to Gold Price/Grade/Recovery

Gold Price ($/oz)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
400	465	240	210	182	158	136	116
425	550	295	260	229	201	176	154
450	638	350	311	276	245	217	192
500	**818**	**462**	**414**	**371**	**332**	**298**	**267**
550	1,000	575	517	466	420	379	342
575	1,092	632	569	513	464	420	380
600	1,183	688	621	561	508	460	418

Sensitivity to Operating Cost

Oper Cost ($/tonne)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
46.9	1,047	588	527	472	423	380	341
49.2	989	557	498	446	400	359	322
51.4	932	525	470	421	378	339	304
56.0	**818**	**462**	**414**	**371**	**332**	**298**	**267**
60.5	704	399	357	320	287	257	230
62.8	647	368	329	295	264	236	212
65.0	590	336	301	270	241	216	193

Sensitivity to Capital Cost

Cap Cost ($ million)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
216	851	493	444	400	361	327	296
230	842	485	436	393	354	319	288
244	834	477	429	385	347	312	281
271	**818**	**462**	**414**	**371**	**332**	**298**	**267**
298	802	447	399	356	318	283	253
311	794	440	391	349	310	276	246
325	786	432	384	341	303	269	238

Sensitivity to Uranium Price/Grade/Recovery

U_3O_8 Price ($/lb)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
31	609	336	299	265	235	209	185
38	678	378	337	300	268	238	212
44	748	420	375	335	300	268	240
50	**818**	**462**	**414**	**371**	**332**	**298**	**267**
56	888	504	452	406	365	328	294
63	958	547	491	441	397	357	322
69	1,028	589	529	476	429	387	349

Sensitivity to Currency Exchange Rate

Exchange R:US$	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
5.92	446	216	185	156	131	109	89
6.29	549	287	251	218	190	164	141
6.66	646	351	310	274	242	214	188
7.40	**818**	**462**	**414**	**371**	**332**	**298**	**267**
8.14	961	554	499	450	406	367	332
8.51	1,024	595	536	484	438	397	360
8.88	1,082	632	570	516	468	425	386

FIGURE 1-1 SENSITIVITY ANALYSIS


$600
$500
$400
$300
$200
$100
$0
NPV @ 8% (millions)
0.6
0.7
0.8
0.9
1.0
1.1
1.2
1.3
1.4
Factor of Change
Gold Price
Operating Cost
Capital Cost
Uranium Price
Exchange Rate

Note: The above graph and tables depict (100%) of the Ezulwini Project. First Uranium owns (indirectly) 90% of EMC.

TECHNICAL SUMMARY

PROPERTY LOCATION AND DESCRIPTION

The Ezulwini Mine is located some 40 km from Johannesburg in the Republic of South Africa. The mine is located in the province of Gauteng in the western portion of the Witwatersrand basin. The property consists of some 3,718 ha. The Witwatersrand Basin is a famous gold mining area with a number of producing mines and past producers. Mine suppliers and contractors are available locally, and experienced and general labour is available in the mine area. The site infrastructure includes two shaft headframes and four hoists, fans, compressors, generators, and underground equipment, as well as the necessary surface freehold required to operate the mine.

In May 2005, Simmer & Jack Mines, Limited (Simmers) took its initial steps to acquire the Ezulwini Project by submitting an application for new order mining rights in respect of the Ezulwini mine (formerly No. 4 Shaft Randfontein Estates). In order to maintain access to the underground workings at Ezulwini, approximately 65 megalitres of water needed to be pumped from a depth of approximately 1,300 metres every day, resulting in a cost of approximately $540,000 to $675,000 per month. On October 12, 2005 Simmers entered into an interim pumping agreement with REL in relation to the Ezulwini mine pending the outcome of its mining right application.

In May 2006, Simmers received a letter from the South African Department of Minerals and Energy (DME) stating that the Ezulwini mining right was granted to Simmers, subject to complying with certain stated conditions. The Mining Right was granted to Simmers and registered on December 8, 2006. Simmers lodged an application for the consent of the Minister to transfer the Mining Right to Ezulwini on December 12, 2007. Simmers has complied with all the requirements of the Regional Manager of the DME for the transfer and communication is awaited from the Minister's office on the application.

HISTORY

Production at No. 4 Shaft commenced in 1961 under the control of the Western Areas Gold Mining Company. No. 4 Shaft was purchased by REL in 1997. In January 2000, Harmony acquired REL. Harmony continued operations until July 2001, when the mine was closed due to low gold and uranium prices. The mine continued on a care and maintenance basis until December 2006 when First Uranium concluded its IPO and the REL purchase agreement which enabled the commencement of rehabilitation and construction activities at the site.

GEOLOGY

The Project lies within the Witwatersrand Basin, an Archean (approximately 2.7 billion years) sedimentary basin, whose surface expression is an elongate structure that extends longitudinally for approximately 300 km NE-SW by 100 km NW-SE. It contains an approximately six kilometre thick stratigraphic sequence consisting mainly of quartzites and shales, with minor intermittent volcanic units. Gold is hosted by the Upper Elsburg and Middle Elsburg Reefs of the Mondeor Formation. Uranium is found only in the Middle Elsburg Reef.

MINERAL RESOURCES AND MINERAL RESERVES

The current mineral resources are summarized in Table 1-3. There are no mineral reserves as defined by NI43-101.

TABLE 1-3 MINERAL RESOURCES – SUMMARY – JANUARY 2007

First Uranium Corporation - Ezulwini Project

Category	Tonnes (t 000's)	Grade Au (g/t Au)	Grade U_3O_8 (%)	Cont. Au (oz 000's)	Cont. U_3O_8 (lb 000's)
Measured Reef					
UE Shaft Pillar	2,490	7.7	-	615	-
Middle Elsburg	2,450	4.9	0.072	384	3,888
Total	4,940	6.3	n/a	999	3,888
Indicated Reef					
UE Shaft Pillar	3,640	5.8	-	683	-
Middle Elsburg	1,370	5.8	0.095	257	2,880
Total	5,010	5.8	n/a	940	2,880
Meas + Ind Reef					
UE Shaft Pillar	6,130	6.6	-	1,298	-
Middle Elsburg	3,820	5.2	0.08	641	6,768
Total	**9,950**	**6.1**	**n/a**	**1,939**	**6,768**
Inferred Reef					
Upper Elsburg	64,550	5.8	-	12,055	-
Middle Elsburg Channel	4,810	2.3	-	351	
Middle Elsburg	132,100	4.7	0.075	19,742	218,319
Total	**201,460**	**5.0**	**n/a**	**32,148**	**218,319**

Notes:

1. CIM definitions were followed for mineral resources.
2. Mineral resources in the Upper Elsburg shaft pillar are estimated at a 4.0 g/t Au cutoff grade
3. Mineral resources are estimated using an average long-term gold price of US$500 per ounce, and a US$/R exchange rate of 7.0.
4. A minimum mining width of 1.53 m was used.
5. Rows and columns may not add exactly due to rounding.
6. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

MINING OPERATIONS

The Ezulwini mining will be by conventional breast stoping of the Upper and Middle Elsburg reefs. The ore will be broken in the stopes and moved by slushers to be loaded in rail cars for transportation to the shaft. From the shaft and through the balance of the handling, the gold ores and the gold/uranium ores are kept separate. The ores will be hoisted to surface and processed. In the upper Elsburg, the initial task will be the removal of the shaft pillar to reduce stability problems in the shaft and in the shaft pillar area.

MINERAL PROCESSING

The ore will be crushed and ground and then subjected to gold recovery by gravity and cyanidation. The uranium will be extracted by a hot acidic leaching followed by solvent extraction and precipitation to form a concentrate (yellowcake). The uranium tailings will then be leached for gold recovery. Leaching will occur in a carbon in leach process after which gold will be electrowon and refined into dore bars.

ENVIRONMENTAL CONSIDERATIONS

Simmers' Environmental Management Program was approved by the DME in October 2005. Approval of applications for the water licence and the approval to recover uranium are expected shortly.

CAPITAL AND OPERATING COST

The estimated capital cost is $271 million and the pre-production period is four years. The operating cost is estimated at $56.87 per tonne milled.

2 INTRODUCTION AND TERMS OF REFERENCE

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by First Uranium Corporation (First Uranium) to prepare an independent Technical Report on the Ezulwini Project (the Project, or the Ezulwini Mine) located in Gauteng Province, near Johannesburg, Republic of South Africa. The purpose of this report is to update the preliminary economic assessment which was prepared for First Uranium's initial public offering (IPO), the updated report incorporates latest developments with regards to permitting / mining rights and changes to the resource estimate, ongoing process selection work and capital forecasts. This Technical Report conforms to NI43-101 Standards of Disclosure for Mineral Projects.

First Uranium is a public Canadian company which completed its IPO and listing on the Toronto Stock Exchange (TSX) on December 20, 2006. In connection with the IPO, an over-allotment option was exercised on December 29, 2006, resulting in combined proceeds net of underwriting fees of US$189 million. The company completed its secondary listing on the Johannesburg Stock Exchange (JSE) on March 30, 2007. The Common Shares are traded on the TSX as FIU and on the JSE as FUM. The funds raised from the IPO are being used to develop the Ezulwini Project. In addition, on May 3, 2007, First Uranium completed an offering of convertible debentures for gross proceeds of C$150 million. A portion of the proceeds from the convertible debenture offering will be used to fund the development of the Ezulwini Project.

The Ezulwini Project involves the re-commissioning of an underground, uranium and gold mining operation located approximately 40 kilometres from Johannesburg on the outskirts of the town of Westonaria in Gauteng Province, South Africa. Re-commissioning activities involving the refurbishment of the shaft and construction of the gold and uranium plants began in earnest in December 2006 subsequent to the successful completion of the IPO. Prior to re-commissioning, the mine was on a care and maintenance programme which was initiated in 2001. The mine was constructed in the

1960s and reached production of 200,000 tonnes per month in the same decade. In 2001, mine production at Ezulwini was suspended primarily as a result of capital constraints compounded by a weak gold and uranium market environment.

The Ezulwini Mine was previously operated by Harmony Gold Mining Company Limited (Harmony). The Ezulwini Mining Company (Proprietary) Limited (EMC) concluded a purchase agreement with Randfontein Estates Limited (REL), a wholly owned subsidiary of Harmony, which enabled EMC to acquire the surface and underground assets relating to the former operators of the Ezulwini Mine, including two shaft headframes and four hoists, fans, compressors, generators, and underground equipment as well as the necessary surface freehold required to operate the mine. EMC is currently a 90% held subsidiary of First Uranium, with the other 10% being held by Waterpan Mining Consortium (WMC). It is intended that WMC will swap its EMC shareholding for shares in First Uranium resulting in EMC becoming a 100% subsidiary of First Uranium. This share swap is however subject to WMC receiving SARB approval to implement same.

The major assets and facilities associated with the Project, acquired by EMC pursuant to the REL Purchase Agreement are:

- Gold resources in the No. 4 shaft pillar within the Upper Elsberg formation; gold resources within the Upper Elsberg formation beyond the shaft pillar; and gold and uranium resources within the Middle Elsberg formation. All of these resources are within the Witwatersrand Basin and have been mined in the past.
- Hoisting and ventilation shafts to surface including the associated facilities and underground shafts to access the resources.
- Mine development to and within the resource areas.
- Mine infrastructure including the hoisting plants, mine dewatering system, compressed air system, and electrical power distribution system.
- Surface infrastructure including the compressor and power house, electrical power supply, offices, and shop buildings.
- Engineering and geological records from the past operations.

The December 2006 Technical Report was the first Scott Wilson RPA involvement with this Project.

This report is considered by Scott Wilson RPA to meet the requirements of a Preliminary Economic Assessment as defined in Canadian NI43-101 regulations. The economic analysis contained in this report is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserve development, production, and economic forecasts on which this preliminary assessment is based will be realized.

SOURCES OF INFORMATION

Site visits were carried out by Mr. Wayne Valliant, P.Geo., Associate Consulting Geologist with Scott Wilson RPA, and Mr. Dennis Bergen, P.Eng., Associate Consulting Engineer with Scott Wilson RPA, from August 22 to 25, 2006. Mr. Wayne Valliant carried out a subsequent site visit from February 20 to 22, 2007.

Discussions were held with personnel from Simmers, First Uranium, and their consultants:

- Jim Fisher, COO of First Uranium; prior to IPO, with Simmer and Jack Mines Ltd.
- Roland Freeman, Group Consulting Engineer, Simmer and Jack Mines Ltd.
- Chopper van der Bijl, COO Ezulwini Mining Company
- Daan Va Heerden, Director, Minxcon
- Johan Odendaal, Director, Minxcon
- Francois Martens, Associate, Minxcon
- Chris McKnight, Principal, Horizon Blue Resources
- Dr. Johan Fourie, Environmental Engineer
- Michel Boylett, Auetal CC, Consulting Metallurgist
- Mike Valenta, Metallicon
- Hennie Bezuidenhout, Project Manager, K'Enyuka
- William Joughin, SRK Consulting
- Rein Koelmans, Read, Swatman & Voight
- Peter Marx, Simmer and Jack Mines Ltd., principal project consultant to Ezulwini Mining Company

Mr. Valliant prepared Items 7 to 15 and 17 and contributed to Items 1, 2, 19, and 20. Mr. Bergen prepared Items 3 to 6, 16, and 18 and contributed to Items 1, 2, 19, and 20.

The documentation reviewed, and other sources of information, are listed at the end of this report in Item 21 References.

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

μ	micron
°C	degree Celsius
°F	degree Fahrenheit
μg	microgram
A	ampere
a	annum
bbl	barrels
Btu	British thermal units
C$	Canadian dollars
cal	calorie
cfm	cubic metres per minute
cm	centimeter
cm^2	square centimetre
d	day
dia.	diameter
dmt	dry metric tonne
dwt	dead-weight ton
ft	foot
ft/s	foot per second
ft^2	square foot
ft^3	cubic foot
g	gram
G	giga (billion)
Gal	Imperial gallon
g/L	gram per litre
g/t	gram per tonne
gpm	Imperial gallons per minute
gr/ft^3	grain per cubic foot
gr/m^3	grain per cubic metre
hr	hour
ha	hectare
hp	horsepower
in	inch
in^2	square inch
J	joule
k	kilo (thousand)
kcal	kilocalorie
kg	kilogram
km	kilometre
km/h	kilometre per hour
km^2	square kilometre
kPa	kilopascal
kVA	kilovolt-amperes
kW	kilowatt
kWh	kilowatt-hour
L	litre
L/s	litres per second
m	metre
M	mega (million)
m^2	square metre
m^3	cubic metre
min	minute
m amsl	metres above mean sea level
mm	millimetre
mph	miles per hour
MVA	megavolt-amperes
MW	Megawatt
MWh	megawatt-hour
m^3/h	cubic metres per hour
opt, oz/st	ounce per short ton
oz	Troy ounce (31.1035g)
oz/dmt	ounce per dry metric tonne
ppm	part per million
psia	pound per square inch absolute
psig	pound per square inch gauge
RL	relative elevation
s	second
st	short ton
stpa	short ton per year
stpd	short ton per day
t	metric tonne
tpa	metric tonne per year
tpd	metric tonne per day
US$	United States dollar
USg	United States gallon
USgpm	US gallon per minute
V	volt
W	Watt
wmt	wet metric tonne
yd^3	cubic yard
yr	year

3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) for First Uranium Corporation. The information, conclusions, opinions, and estimates contained herein are based on:

- Information available to Scott Wilson RPA at the time of preparation of this report,
- Assumptions, conditions, and qualifications as set forth in this report, and
- Data, reports, and other information supplied by First Uranium, Simmer and Jack Mines Ltd. (Simmers) and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by Simmers and First Uranium. Scott Wilson RPA has not researched property title or mineral rights for the Ezulwini Project and expresses no legal opinion as to the ownership status of the property.

4 PROPERTY DESCRIPTION AND LOCATION

PROPERTY DESCRIPTION

The Ezulwini Mine is located some 40 km from Johannesburg in the Republic of South Africa. The mine is located in the province of Gauteng in the western portion of the Witwatersrand basin, as illustrated in Figure 4-1.

LAND TENURE

The immovable property consists of some 3,718 ha on various portions of Farms Jachtfontein 344IQ, Modderfontein 345IQ, and Waterpan 292IQ, as illustrated in Figure 4-2. At the time of the Scott Wilson RPA site visit, the surface property was owned by Harmony. In terms of the REL Purchase Agreement it was agreed that registration of transfer of the immovable property to EMC would be effected by REL's attorneys as soon as reasonably possible after 29 December 2006. REL's attorneys are currently collecting all the documentation required to effect the transfer and it is anticipated that such transfer will be registered shortly.

Certain portions of the immovable property as outlined in Table 4-1 ("Undivided Portions") can not be transferred to and registered in the name of EMC until those portions of the immovable property have been subdivided. In terms of the REL Purchase Agreement, EMC will apply for permission to subdivide the Undivided Portions and they are currently attending to same. Registration of transfer of the Undivided Portions will take place after subdivision. Pending subdivision and transfer of the Undivided Portions, EMC will lease such Undivided Portions from REL in terms of a lease agreement entered into between the parties on 19 October 2006 ("REL Lease Agreement").

TABLE 4-1 AGREED UPON FREEHOLD AREA
First Uranium Corporation - Ezulwini Project

Farm	Portion	Prtn of prtn	Area (ha)	
Waterpan	3		102.1	Peter Wright dam
292 IQ	4	C	30.4	Between village and old training centre
	4	D	19.9	Hostel zone
	13	A	72.3	Waste rock and Delta area
	14		176.9	Tailings dam (Ha to be confirmed)
	24	A	12.9	Around Thabong school
	24	B	49.5	Area North of Link portion of slvge yard, hostels & school
	25	B	52.5	Area South of Link road farmer centre pivot
	26	A	6.8	Portion of shaft area
	27	A	40.2	Area between tailings dam and plants
Modderfontein 345 IQ	24	A	78.5	Magazine zone
Total			**641.8**	**First Uranium freehold area**

In May 2005, Simmers took initial steps towards acquiring the Project by submitting an application for new order mining rights in respect of the Ezulwini Mine. Simmers submitted an Environmental Management Program (EMP), the social and labour plan, and a revised mining works plan on October 10, 2005. In May 2006, Simmers received a letter from the South African Department of Minerals and Energy (DME) stating that the Ezulwini mining right was granted to Simmers, subject to complying with certain stated conditions, including the establishment of an approved rehabilitation fund that would include the transfer of trust funds related to mine closure costs from Harmony to the new fund. Simmers was granted the Mining Right, which was registered on December 8, 2006. The mining right is valid up to November 19, 2036 and is renewable. This mining right covers the same area as was previously held by REL under Mining Licence ML38/39.

There is an approved closure plan in place along with an approved EMP. The DME has also approved EMC's mine operating plan. The Water Licence application has been

submitted to the South African Department of Water Affairs and Forestry, the national office in Pretoria has confirmed receipt of the application and whist no guarantees can be given have indicated that their response should be expected by June 2007.

An application for a Certificate of Registration (COR) for the operation of a uranium processing plant was submitted to the South African National Nuclear Regulator on 18 July 2006. EMC received a response from the South African National Nuclear Regulator on 15 August 2006 detailing various outstanding information requirements. Whilst most of these requirements have been addressed, there are still several requirements outstanding which require specific radiation protection advisory services. Malepa Holdings has been mandated to provide the necessary radiation protection advisory services and will submit the outstanding information required to the National Nuclear Regulator by end of May 2007.

EMC has commenced the shaft rehabilitation work and the mining of the shaft pillar as planned. Murray and Roberts Cementation Limited (Murray & Roberts) has been awarded the shaft rehabilitation project. This project is scheduled to allow hoisting of the planned production by October 2007 and completion of the shaft repair by February 2008. The gold and uranium plant engineering, procurement and construction management (EPCM) contract has been awarded to MDM Technical Africa (Pty) Ltd. (MDM). The commissioning of the first mill is scheduled for April 2008 and completion by the end of 2008. The first phase will use a reconditioned mill sourced from Buffelsfontein Gold Mine.

A revised Mineral and Petroleum Royalty Bill (the Bill) was recently introduced by the South African government for comment. The Bill provides for a royalty rate of 1.5% on yellowcake and 1.5% on refined gold. The royalties would be tax deductible. The Bill was open for comment until January 31, 2007. The National Treasury of South Africa is currently reviewing comments submitted by interested parties. It is anticipated that royalties to the state would not become payable until 2009.


Zimbabwe
Mozambique
Botswana
Namibia
Ezulwini Project
Nelspruit
Pretoria
Maputo
Johannesburg
Swaziland
Piet Retief
Klerksdorp
Harrismith
Richard's Bay
Uppington
Kimberley
Bloemfontein
Pietermaritzburg
Lesotho
Springbok
South Africa
Durban
Port Shepstone
Colesburg
Middleburg
Umtata
N
Atlantic Ocean
Beaufort West
Indian Ocean
Vredenburg
East London
Capetown
George
Port Elizabeth
Kynsna
Gansbaal
0
500
kilometres

Figure 4-1

First Uranium Corporation

Ezulwini Project

Johannesburg, South Africa

Property Location Map


N
0 2 4 6 8 10
kilometres
Krugersdorp
N1
Johannesburg
Doornkop
Randfontein
RANDFONTEIN
R28
Cooke 1
Cooke 2
Cooke 3
N12
Carltonville
R501
Ezulwini Project
DRIEFONTEIN
SV2/3
BLYVOORUITZICHT
KLOOF
SV1
Sd1
BARRICK GOLD
WESTERN AREAS JV
ELANDSKRAAL
ANGLOGOLD
ASHANTI-WEST
WITS OPERATIONS

Figure 4-2

First Uranium Corporation

Ezulwini Project

South Africa

Location Map and Mining Concessions

May 2007 *Source: Minxcom, 2006*

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The Ezulwini property is accessed by paved roads some 40 km to the west of Johannesburg in the Gauteng Province of the Republic of South Africa. It is 5 km south of the Johannesburg – Potchefstroom road (National Road N12). The nearest airport is the international airport in Johannesburg.

CLIMATE

The climate is typical of the Highveld, with hot to warm summers and cold winters. Rainfall occurs predominantly in summer. The diurnal range in winter reflects a particularly harsh climate, the mean difference between daily maximum and daily minimum being almost 20°C. The data for Zuurbekom in WB40 are taken as being representative of the No. 4 Shaft area. Mean annual rainfall given in WB40 (1951 – 1984) is 664 mm.

Rainfall peaks in January. Winters are very dry. The rain season starts in October and ceases at the end of April. Approximately 83% of the mean annual rainfall occurs in those six months. Rainfall is variable; zero rainfall has been recorded in all six "dry" months. Heavy showers of up to 85 mm in 24 hours have been recorded; even in the dry month of July, 41 mm has been recorded in 24 hours.

There are on average 100.5 rain days (with more than 0.1 mm) annually. A large portion of the rainfall occurs as light showers of less than 10 mm, while the remainder occurs as heavy storms.

No record of thunder is available. There are about 30 thunderstorms in the Witwatersrand annually. Not all are accompanied by heavy falls of rain.

Climatic conditions do not impose any special construction restrictions and conditions are such that many plants and grinding facilities have only light structures over top. Older offices do not have central heating facilities.

LOCAL RESOURCES

The Witwatersrand Basin is a famous gold mining area with a number of producing mines and past producers. Mine suppliers and contractors are available locally, and experienced and general labour is available in the mine area.

INFRASTRUCTURE

The surface and underground infrastructure of the Ezulwini Mine acquired by EMC pursuant to the REL Purchase Agreement, included:

- Main shaft (1,518 m deep) from surface to 51A Level (1,408 m below surface) complete with 6.6 kV power cables, compressed air pipelines, and mine dewatering pipelines;
- Internal subvertical shaft from the 50 Level to the 63A Level;
- Underground rock transfer and skip loading facilities;
- 6.0 m diameter Koepe winder for skipping in the main shaft;
- 4.9 m diameter double drum winder (south) for man and material hoisting in the main shaft;
- 4.9 m diameter double drum winder (north) for man and material hoisting in the main shaft;
- 6.7 m diameter concrete lined ventilation shaft to the 41 Level (1,102 m below surface) complete with 6.6 kV power lines, which are separate from those in the main shaft and spare mine dewatering pipelines;
- Mine ventilation fans;
- 3.0 m double drum man winder for the ventilation shaft;
- Underground pumping stations on the 33, 41, and 50A levels, with facilities to handle clear water and slurry.

- Two surface conveyors to move reef (ore) and waste from the head gear bins to a waste silo and to a reef transfer conveyor;
- Workshops including a mechanical shop, boiler shop, and compressor house;
- Electrical power supply from Eskom (the national power supplier) with two independent feeds to the mine site;
- Electrical power distribution system on surface and in the underground mine;
- Emergency power generators with an installed capacity of 13.3 MW;
- Management and engineering offices, fenced storage yards, and employee parking areas;
- A slimes storage dump with a remaining lifespan of approximately 19 years at 150,000 tpm

PHYSIOGRAPHY

The No 4 Shaft is situated on the southern slope of the anticline, between the two most northerly prominent ridges of the Gatsrand on the Transvaal Highveld at an elevation of 1,620 m to 1,695 m amsl. The shaft is located some 25 km south of the subcontinental water shed between the Limpopo and Vaal drainage basins. Quartzitic ridges of the Gatsrand trend roughly east-west and form the most prominent features.

Pre-mining land capability within the mining lease area consists mainly of grazing and arable land. The soils are mainly of the hill wash type and low in fertility.

The area has been classified as Bakenveld. The soils are poor, shallow, acid, stony and sandy. The Western Variation occurs on sandy planes and low rocky ridges, ranging in altitude from 1,350 m to 1,700 m amsl. These areas receive approximately 550 mm to 700 mm of rain during the summer months.

It is rather sparse, sour, strongly tufted veld and, in the nature of its grasses, clearly transitional from Cymbopogon Hemeda veld to sour bushveld. The presence of

Cymbopogon Pluinodis and the general absence of Tristachya Leucothrix distinguish it from the central and eastern variations.

6 HISTORY

The No. 4 shaft of Randfontein Estates Limited was previously concerned with the mining of mineral deposits from which gold and uranium ores were extracted through a metallurgical process.

Activities at the Ezulwini Mine's No. 4 Shaft commenced in 1961 under the control of the then Western Areas Gold Mining Company (WAGMC), which also owned the South Deep Gold Mine (South Deep). South Deep was the subject of a joint venture between Placer Dome South Africa (Proprietary) Limited, a wholly-owned subsidiary of Placer Dome Inc., and Western Areas Limited (the PDWA JV). Subsequently, Barrick Gold Corporation acquired Placer Dome and then entered into an agreement to sell its interest in PDWA JV to Gold Fields Limited. The South Deep Mine and the workings from the No. 4 Shaft were formerly connected on two levels and dewatering of the No. 4 shaft kept the South Deep mine dewatered. No. 4 Shaft was purchased by REL in 1997. In January 2000, Harmony acquired REL.

Harmony continued operations until July 2001 after giving notice to PDWAJV in April of its intention to cease mining and pumping operations. Harmony prepared a closure plan for the No. 4 Shaft and that plan was approved by the DME. PDWAJV took over the pumping operations in March 2003 to allow the completion of the construction of plugs between the two mines and to verify the competency of the barrier pillar, the purpose being that once the dewatering of the No. 4 Shaft operations was stopped, the necessary measures would be in place to ensure the safety and health of the South Deep Mine. The work was completed and PDWAJV gave notice to Harmony that pumping operations would cease on February 8, 2005.

Table 6-1 summarizes the production history from the Ezulwini Mine.

TABLE 6-1 PRODUCTION HISTORY
First Uranium Corporation - Ezulwini Project

Year	Upper Elsburg		Middle Elsburg		
	Tonnes (t 000's)	Gold Prod (oz 000's)	Tonnes (t 000's)	Gold Prod (oz 000's)	U_3O_8 Prod (lb 000's)
1961					
1962	1,015	231			
1963	1,338	337			
1964	1,543	401			
1965	2,330	622			
1966	2,563	691			
1967	2,646	728			
1968	2,560	707			
1969	2,449	711			
1970	2,433	710			
1982			510	Not Stated	375
1983			641	"	621
1984					
1985			666	Not Stated	673
1986			696	"	649
1987			619	"	513
1988			618	"	435
1989			699	"	457
1990			529	"	521
1991			550	"	631
1992			574	"	636
1993			783	"	613
1994			543	"	604
1995			527	"	612
1996			530	"	568
1997			539	"	534

Notes: 1. Results for Upper Elsburg compiled only to 1970. From 1971 production started from the SV1 area which is not part of Ezulwini.

In October 2005, Simmers undertook the pumping operations as part of its purchase agreement with Harmony. Simmers commenced pumping and exploration work to determine the feasibility of reopening the mine.

The mine operated until 2001, producing gold and at times uranium. The uranium recovery circuit was operated from 1982 to 1997. Over the course of mine development

and operation, there was extensive diamond drilling, development in waste and ore, and extraction of ore.

Mineral resources and mineral reserve estimates at the mine were compiled regularly by the owners and, from the 1997 report onwards, the estimates were presented as compliant with the SAMREC guidelines.

Simmers reported SAMREC compliant mineral resources effective July 30, 2006. The mineral resource estimate was prepared by Horizon Blue Resources (HBR) and Minxcon. Scott Wilson RPA reviewed the estimates and reported the mineral resources as NI43-101 compliant in the December 5, 2006 Technical Report entitled Technical Report Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa. The July 30, 2006 mineral resources are summarized in Table 6-2.

First Uranium completed an IPO in December 2006 and has been advancing the mine and plant design and have commenced work on the refurbishing of the Ezulwini shaft. The analysis of the shaft pillar diamond drill program was completed and is summarized in this report.

First Uranium has also submitted a prospecting application for an area adjacent to the Ezulwini site.

TABLE 6-2 MINERAL RESOURCES – SUMMARY – JULY 2006
First Uranium Corporation - Ezulwini Project

Category	Tonnes (t 000's)	Grade Au (g/t Au)	Grade U_3O_8 (%)	Cont. Au (oz 000's)	Cont. U_3O_8 (lb 000's)
Measured Reef					
UE Shaft Pillar	2,101	7.7	-	520	-
Middle Elsburg	2,450	4.9	0.072	384	3,888
Total	4,551	6.2	n/a	904	3,888
Indicated Reef					
UE Shaft Pillar	4,586	6.1	-	900	-
Middle Elsburg	1,370	5.8	0.095	257	2,880
Total	5,956	6.0	n/a	1,157	2,880
Meas + Ind Reef					
UE Shaft Pillar	6,687	6.6	-	1,420	-
Middle Elsburg	3,820	5.2	0.080	641	6,768
Total	**10,507**	**6.1**	**n/a**	**2,061**	**6,768**
Inferred Reef					
Upper Elsburg	64,550	5.8	-	12,055	-
Middle Elsburg	136,910	4.6	0.076	20,074	229,329
Total	**201,460**	**5.0**	**n/a**	**32,129**	**229,329**

Notes:

1. CIM definitions were followed for mineral resources.
2. Mineral resources in the Upper Elsburg shaft pillar are estimated at a 4.0 g/t Au cutoff grade
3. Mineral resources are estimated using an average long-term gold price of US$500 per ounce, and a US$/R exchange rate of 7.0.
4. A minimum mining width of 1.53 m was used.
5. Rows and columns may not add exactly due to rounding.
6. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

7 GEOLOGICAL SETTING

REGIONAL GEOLOGY

The Project lies within the Witwatersrand Basin, an Archean (approximately 2.7 billion years) sedimentary basin, whose surface expression is an elongate structure that extends longitudinally for approximately 300 km NE-SW by 100 km NW-SE. It contains an approximately six kilometre thick stratigraphic sequence consisting mainly of quartzites and shales with minor intermittent volcanic units. The first stage of basin development is recorded by rocks of the Dominion Group, composed of fluvial sediments and volcanic rocks. The Witwatersrand Supergroup overlies the Dominion Group and has been subdivided into the lower West Rand Group and the upper Central Rand Group, both of which consist primarily of sandstones, shales, and conglomerates. The Central Rand Group has produced the majority of the gold from the Witwatersrand Basin. The Ventersdorp Supergroup unconformably overlies the Witwatersrand Supergroup and is in turn overlain by the Transvaal and Karoo Sequences.

The differences in the morphology and gold distribution patterns from one reef to the next, and indeed within individual reefs, reflect the different sedimentary processes that prevailed during deposition on erosional surfaces in fluvial and littoral environments. Despite its age, the sedimentary rocks within the Witwatersrand Basin are remarkably well preserved and relatively undeformed. The basin has undergone numerous phases of faulting but has not been subjected to significant metamorphism.

The general geology of the Witwatersrand Basin is illustrated in Figures 7-1 and 7-2.


27°00'E
Carletonville
4
Johannesburg
3
2
5
Evander
1
Ezulwini Project
Klerksdorp
6
Vredefort
27°00'S
27°00'S
N
7
Welkom
Goldfields
1 Evander
2 East Rand
3 Central Rand
4 West Rand
5 Far West Rand
6 Klerksdorp
7 Welkom
27°00'E
0 20 40 60 80 100
kilometres
Witwatersrand Group
Central Rand Group
West Rand Group
Dominion Group
Archean granitoid
Greenstone
Paleoslope
Major fault

Figure 7-1

First Uranium Corporation

Ezulwini Project

South Africa

Regional Geology, Witwatersand Basin

May 2007

Source: H.E. Frimmel, 2005

Age (Ma)	Supergroup	Stratigraphy
2023		Vredefort impact
2054-2059		Bushveld Igneous Complex Roolberg Group
2250 2350	Transvaal Supergroup	Pretoria Group
2432	Transvaal Supergroup	Chuniespoort Group
2642	Transvaal Supergroup	Black Reef Quartzite Formation
	Ventersdorp Supergroup	Pneil / Wolkberg Groups
2709	Ventersdorp Supergroup	Platberg Group
2714	Ventersdorp Supergroup	Klipriviersberg Group
2837	Witwatersrand Supergroup	Upper Central Rand Group
<2894	Witwatersrand Supergroup	Lower Central Rand Group
2914 <2970	Witwatersrand Supergroup	West Rand Group
3074-3086		Dominion Group
		Middle Archean Basement

Figure 7-2

First Uranium Corporation

Ezulwini Project

South Africa

Stratigraphic Column
Witwatersand Basin

May 2007

After Frimmel & Minter, 2002

LOCAL GEOLOGY

The Ezulwini Mine is located in the West Rand Goldfield and the mineralization is hosted by the Central Rand Group, the upper unit of the Witwatersrand Supergroup. This unit has produced the majority of the gold from the Witwatersrand Basin, and is composed predominantly of quartzite with subordinate zones of conglomerate and a single argillite horizon, i.e., the Booysens Shale Formation. Using the central position of the Booysens Shale, the stratigraphy of the Central Rand Group has been historically subdivided into the lower Johannesburg Subgroup and the upper Turffontein Subgroup. Mineralized reefs in the Johannesburg Subgroup tend, on average, to be more laterally extensive and more uniform in thickness and gold content. The principal gold-bearing conglomerate packages in the Johannesburg Subgroup are the Main Reef and Bird Reef. Reefs hosted by the upper Turffontein Subgroup include the Kimberley and Elsburg Reefs and are generally characterized by discrete, and often linear, higher grade zones of gold concentration separated by areas of low grade or barren conglomerate.

The Turffontein Subgroup has been subdivided into the upper Mondeor Formation, middle Elsburg/Elforado Formation, and the basal Kimberley Formation. The Mondeor Formation hosts the Middle Elsburg, Upper Elsburg, and Ventersdorp Contact Reefs of the Ezulwini Mine.

The stratigraphy of the Witwatersrand Subgroup is illustrated in Figure 7-3.


metres
Group
Subgroup
Formation
Lithology
Reefs
Au (g/t)
Age (Ma)
Venterpost
Ventersdorp Contact Reef
5-12
2,714 ± 8 Ma1
2,000
1,000
0
-1,000
-2,000
-3,000
-4,000
-5,000
CENTRAL RAND
WEST RAND
Turffontein
Johannesburg
Jeppestown
Government
Hospital Hill
Mondeor
Elsburg/ Eldorado
Kimberley
Booysens
Krugersdorp
Luipaardsvlei
Randfontein
Main
Blyvooruitzicht
Maraisburg
Roodepoort
Crown
Babrosco
Rietkuil
Koedoeslaagte
Afrikander
Elandslaagte
Palmietfontein
Tusschenin
Coronation
Promise
Bonanza
Brixton
Parktown
Orange Grove
South Deep
Bastard, EA, Upper Elsberg
11-15
>2,780 ± 3 Ma3
<2,849 ± 18 Ma
(2,840 ± 3 Ma)2
Denny's, Beatrix, Composite
Crystalkop, A, Kalkoenkrans, B, Kimberley
7
Basal, Steyn, Vaal, Saaipias, Leader, Monarch, Bird
19
<2,872 ± 6 Ma2
(<2,822 ± 6 Ma)2
Livingstone
Middlevlei
5
North, Main, South, Carbon leader, Commonage
25
(<2,902 ± 13 Ma)2
Ada May, Beisa
2,914 ± 8 Ma1
Veldskoen, Inner Basin Reefs
M
(<2,931 ± 8 Ma)
Buffelsdoorn, Outer Basin Reefs
Government
M
Rivas Reef
Coronation
M,D
D
Bonanza
M
M
M
M
M Magnetic shale
D Diamictite
Reef
Conglomerate
Sandstone
Shale
Lava
May 2007
After Frimmel & Minter, 2002

Figure 7-3

First Uranium Corporation

Ezulwini Project

South Africa

Stratigraphic Column Witwatersand Supergroup

PROPERTY GEOLOGY

The Ezulwini property is underlain by the Timeball Hill and Fountains Formations, and the Malmani Dolomite Formation of the Transvaal Sequence. The Transvaal Sequence is underlain by the Ventersdorp Supergroup. A lower unit of the Ventersdorp includes the Westonaria Formation, which consists of ultramafic lavas and zones of fine-grained tuff, and is responsible locally for poor ground conditions. The basal unit of the Ventersdorp Supergroup is a conglomerate-gritty quartzite band of the Venterspost Formation, often referred to as the Ventersdorp Contact Reef (VCR). The Mondeor Congolomerate Formation (Turffontein Subgroup, Central Rand Group, Witwatersrand Supergroup) lies unconformably below the VCR and hosts the Upper Elsburg and Middle Elsburg Reefs. The Upper Elsburg Reef is further subdivided into the Modderfontein Member and the Waterpan Member.

The Modderfontein Member consists predominantly of medium to small pebble conglomerates and is generally more robust than the underlying conglomerates of the Waterpan Member. The sequence has been traditionally subdivided into two conglomerate packages (the lower MA units and upper MB subzones) separated by a three metres to four metres zone of quartzite with subordinate small pebble conglomerate lenses (MI subzone).

The MB subzone typically ranges from four metres to six metres in thickness and contains up to three bands discrete conglomerate bands hosted by apple-green to light-grey siliceous quartzite. These horizons have varying channel thickness and excellent secondary mineralization. These poorly sorted, polymictic, medium to large pebble conglomerates were probably deposited onto scour surfaces and grade upwards into quartzite. The MB conglomerate(s) are characterised by abundant pyrite, both buckshot and interstitial crystalline forms, and, at the shaft pillar, form the most prospective horizon for gold mineralization. In many cases, boreholes have shown that gold mineralization in the MB horizon is quite erratic in the conglomerate package and is not always bottom loaded. Clast type is predominantly moderately to well-rounded vein

quartz and chert pebbles with scattered shale-like chips. The matrix varies between a light green to khaki coloured coarse-grained quartzite.

The MB conglomerate lies directly on a sandier substrate. The basal contact is often difficult to discern in borehole intersections. The underlying MI subzone consists of a six metre thick cross-bedded pyritic quartzite that becomes more conglomeratic towards the south. The conglomerate lags and multiple thin bands consist of polymictic small to medium gravels with occasional scattered large quartz vein clasts. The interbedded light green, coarse-grained quartzite layers may be up to one metre thick and are often argillaceous, containing numerous small shale clasts and bands of khaki-coloured sericitic shale.

The basal MA subzone is the thickest subzone of the Modderfontein Member and typically ranges from seven metres to nine metres and includes a capping of one metre to three metres of apple green, coarse-grained, immature quartzite with thin bands (<10 cm) of khaki sericitic greywacke. The MA conglomerate can be upward fining and consist of a well-packed, robust polymictic conglomerate with abundant buck-shot pyrite. Clasts are predominately vein quartz with chert, shale-like clasts, and the distinguishable khaki coloured chert pebbles. Thin layers of light greenish grey, fine-grained, siliceous quartzite can be present in the conglomerate sequence.

The Waterpan Member of the Mondeor Conglomerate Formation lies directly below the Modderfontein Member and consists of a number of discreet conglomerate horizons separated by quartzite. The various conglomerates are referred to as the "Individuals" and have been arbitrarily labelled A to D, from bottom to top. The lower EA and EB subzones are not persistent and are of no significant economic importance at the shaft pillar. The EC conglomerate is sporadically developed in channels across the pillar area and may form a number of discreet units. The highest unit of the Waterpan Member is the ED band, which is well-developed as a persistent horizon immediately below the MA subzone of the Modderfontein Member.

The EC subzone consists of light grey but fine-grained siliceous quartzite with a few thin polymictic, matrix supported, small to medium pebble conglomerate lags with distinguishable features such as small square shale-like clasts. The average conglomerate thickness typically ranges from one metre to two metres with very low gold content. Mature quartzite often separates the EC subzone from the overlying ED subzones. The ED subzone is better developed and can attain a thickness of three metres to four metres in places. The ED reef is developed as an upward fining, small to medium pebble, moderately sorted, polymictic conglomerate, dominated by vein quartz pebbles. The matrix is a mature, coarse-grained light to dark grey quartzite with fine pyrite. This conglomerate is characterized by variable grades and channel thickness.

In the area of the shaft pillar, approximately 1,025 m below the shaft collar, the general stratigraphy strikes 220° and dips 17° to the SW. Dips may vary due to channelling and faulting.

The property geology is illustrated on two sections in Figures 7-4 and 7-5.



Southwest
surface
4 Shaft
Dolomite
Access to South Deep (plugged)
Black Reef
Ventersdorp
lava
Kimberley Shales
S.V.4
KB Shale
South Reef
Bird Reef
Middle Elsburg
KB Shale
Kimberley Shales
Panvlakte
Fault
South Reef
Jeppestown Shales
Bird Reef
912,000
916,000
920,000
68,000
70,000
72,000
N
SW-NE Section
NW-SE Section
0 200 400 600 800 1000
Metres

First U

E

S

I

May 2007

Source: Minxcom, 2006.


Northwest
Historical Production
No. 4 Shaft
Pretoria S
Meters
1,000
0
-1,000
-2,000
-3,000
Dolomite
Ventersdorp Lava
VCR
Bird
Ventersdorp Contact Reef
Upper
Middle E
South
Bird
South
Booysens S
WEST RAND FAULT
VCR
Bird
South
South
PANVLAKTE FAULT
Bird Reef
Jeppestown Shale
South Reef
0
500
1,000
2,000
3,000
4,000
Meters
912,000
916,000
920,000
68,000
70,000
72,000
N
SW-NE Section
NW-SE Section
First U
E
N
May 2007

Source: Minxcom, 2006.

8 DEPOSIT TYPES

The gold-uranium deposits in the Witwatersrand Basin have a primary sedimentary origin and show great lateral continuity throughout the basin. Local discontinuities in mineralization within the reefs are a result of facies variation, ore formation processes, and structural history. McKnight (2006) proposes the gold is derived from hydrothermal fluids moving preferentially through the more permeable conglomerate packages.

9 MINERALIZATION

UPPER ELSBURG REEF

The mineralization in the Upper Elsburg Reef has been defined around the shaft, at a depth of approximately 1,000 m for a radius of approximately 250 m by the 2006 diamond drilling program and for a further 200 m by historical diamond drilling. The combined thickness of the gold-bearing reef members, i.e., MB, MI, MA, ED, and EC, ranges from 25 m to 50 m. The reef strikes 040° azimuth, dips 17° SW, and exhibits good lateral continuity but is offset by steeply dipping faults and dykes.

Gold in the Upper Elsburg is found in the form of native gold and is associated with sulphide minerals, especially various forms of pyrite. Historically, 30% to 40% of the gold has been recovered by gravity processes, suggesting a high nugget effect. Normally, higher gold values are associated with sulphides, however, there are many instances where extensive sulphide development yields low gold values. Visually, pyrite occurs in a number of forms, e.g., a fine crystalline mass within the matrix and/or as replacement textures within clasts. Pervasive replacement of small clasts is often referred to as "buck shot pyrite". In places the pyrite distribution within the conglomerate matrix suggests "streaming" of the palaeo-hydrothermal fluid during the mineralizing event. Thin stringers of crystalline pyrite are also present within the altered quartzite horizons. At the base of the serpentinized ultramafic lava, the dominant sulphide is pyrrhotite with minor amounts of nickel and copper. Pyrrhotite also exists to a lesser degree in the sedimentary horizons immediately beneath the lava. Gold has occasionally been found in the lava.

MIDDLE ELSBURG REEF

Mineralization in the Middle Elsburg Reef is confined to the UE1A and E9EC Reefs that lie approximately 400 m below the Upper Elsburg Reef. The UE1A Reef lies approximately 60 m above the E9EC Reef. Both reefs strike 030° azimuth, dip 25° SE, and are interpreted to extend to the property limits. The Middle Elsburg Reef is found in the South Deep Mine to the south and the Doornkorp Mine to the north. The UE1A Reef reaches a maximum thickness of 2.5 m and occasionally pinches out. The E9EC Reef

ranges from one metre to 3.5 m and averages 1.8 m thick. Generally, the reefs are thicker down the paleoslope.

Gold is most commonly associated with pyrite, although some gold occurs in small blebs in arsenopyrite and cobaltite. Uranium is found in the form of uraninite. Mineralization in the Middle Elsburg Reef has less of a nugget effect than the Upper Elsburg Reef.

10 EXPLORATION

Simmer's exploration program was limited to underground diamond drilling as described in Item 11.

The Middle Elsburg reef package, i.e., UE1A and E9EC, hosts approximately 140 million tonnes of inferred mineral resources as described in Section 17 Mineral Resources and Mineral Reserves. An exploration program has been planned with the objective of upgrading a portion of the mineral resources to the indicated category and carrying out a prefeasibility study. The specific Areas of Prospecting Rights Application are illustrated in Figure 10-1.


Area of Prospecting Rights Application
Existing Ezulwini Mining Right
Area of Prospecting Rights Application
Westonaria
C3
C4
C2
C1
B9
B8
B5
B7
B6
B4
A9
B1
A7A8
A6
A5
A4
G
E
D
H
A3
M
K
A2
A1
N
P
S
U
V
W
Y
0 1 2 4 6 Kilometers

Figure 10-1

First Uranium Corporation

Ezulwini Project

South Africa

Location of Mining Right and Area of Prospecting Rights Application

May 2007

Phase 1 of the program includes diamond drilling approximately 30,000 m in 18 holes from surface and approximately 7,200 m from underground. The underground diamond drilling would be collared in rehabilitated headings in the Upper Elsburg workings. The Phase 1 program would drill the target on approximately 400 m by 400 m spacing.

Contingent on success of the Phase 1 program, the Phase 2 program will comprise approximately 75,000 m of diamond drilling in 42 holes from surface and approximately 16,800 m in 42 holes drilled from underground. Phase 2 would drill the target on approximately 200 m by 200 m spacing, which, considering the generally strong continuity in the Witwatersrand reefs, would likely be sufficient to upgrade a portion of the target to indicated resources.

Concurrent with the Phase 2 diamond drilling, prefeasibility level studies will be carried out to examine the optimum systems of access, mining, mineral processing, and mineral economics. Scott Wilson RPA concurs with the proposed program. The estimated cost of the two-phase program is summarized in Table 10-1.

TABLE 10-1 EXPLORATION PROGRAM - MIDDLE ELSBURG
First Uranium Corporation - Ezulwini Project

Item	Units	Cost/Unit ($)	Total Cost ($ 000s)
Phase 1			
Underground Rehabilitation	Lump Sum		1,000
Underground Diamond Drilling	7,200 m	150	1,080
Surface Drilling	30,000 m	150	4,500
Supervision/Technical Support	Lump Sum		300
Assays	16,000	30	480
Sub-Total Phase 1			**7,360**
Phase 2			
Underground Diamond Drilling	16,800 m	150	2,520
Surface Drilling	75,000 m	150	11,250
Supervision/Technical Support	Lump Sum		300
Assays	35,000	30	1,050
Prefeasibility Study	Lump Sum		300
Sub-Total Phase 2			**15,420**
Total Phase 1 & 2			**22,780**

In March 2007, First Uranium submitted a prospecting application in respect of properties adjacent to the existing Ezulwini Mining Right area. The DME has accepted the application implying that no other parties have made prior application for the prospecting rights, and that, subject to First Uranium complying with all the requirements of the DME, the rights will in due course be granted. However, First Uranium must submit the following to the DME to obtain their approval for the grant of the rights prior to commencing the program:

- Results of a notification and consultation with the surface owners of the land overlying the program area by May 13, 2007;
- An acceptable Environmental Management Plan (EMP) by June 12, 2007;
- Confirmation of First Uranium's qualifying Black Economic Empowerment credentials.

There is no legislated period for the DME to approve or reject the prospecting right application. However, the DME suggests a six month turnaround from the date of the submission of the EMP.

11 DRILLING

UPPER ELSBURG SHAFT PILLAR

Simmers contracted Murray & Roberts to conduct an underground diamond drill project in the Ezulwini shaft pillar. Horizon Blue Resources (Pty) Limited (HBR) planned the program, managed the drill contractors, logged and sampled the core, and prepared the database. The program comprised 3,463 m of HQ (5.08 cm dia.) and N (4.76 cm dia.) size diamond drilling in 50 holes. Forty-seven of the holes were collared below the reef and drilled upwards due to core recovery problems in the unit immediately above the reef. Hole depths ranged from 16 m to 201 m and averaged 78 m. The inclination of the three holes drilled downwards ranged from -65° and -90°, while the up-holes ranged from +40° to +70°. The reef dips at approximately 17° and the holes were intended to cut the reef as closely as possible to normal. Therefore, the true thickness of the reef ranges from 80% to 100% of the mineralized core length.

The diamond drill hole collar locations are illustrated in Figure 11-1. Highlights of the drilling are summarized in Table 11-1.


10500
10600
10700
10800
10900
11000
0 50 100 150 200 250
Meters
Coordinate system:
SA Grid LO27 (m x -1), Clarke 1880
60 000 constant Y
2 900 000 constant X
N
-16600
-16700
-16800
-16900
-17000
-17100
38-10
38-11
38-12
38-13
41-15
41-16
33-04
33-05
38A-02
41-18
41-01
41-02
41-03
41-04
41-05
41-07
41-08
41-09
41-10
41-11
41-12
41-13
41-14
38-16
38-02
38-03
38-04
38-05
36-02
36-01
36-03
36-04
35574

Legend:
- Shaft Pillar
- Level 33
- Level 36
- Level 38
- Level 38A
- Level 41
- Borehole Trace

Figure 11-1

First Uranium Corporation

Ezulwini Project

South Africa

Shaft Pillar
Diamond Drill Collar Locations

May 2007 *Source: HBR, 2006.*

TABLE 11-1 EZULWINI SHAFT PILLAR - DIAMOND DRILLING HIGHLIGHTS
First Uranium Corporation - Ezulwini Project

Hole No.	From (m)	To (m)	Core Lt. (m)	Dip (degrees)	Grade (g/t Au)	Reef Member
33-04	140.84	141.97	1.13	-65	5.35	VCR
	141.97	148.80	6.83		7.95	MB
	148.80	156.54	7.74		3.81	MI
	156.54	170.33	13.79		7.57	MA
33-05	166.10	167.77	1.67	-66	10.32	VCR
36-01	20.22	25.34	5.12	+70	2.64	VCR
	16.00	20.22	4.22		4.96	MB
	12.87	16.00	3.13		5.71	MI
	7.84	12.87	5.03		15.32	MA
36-02	15.42	21.51	6.09	+70	1.85	VCR
	9.00	15.42	6.42		9.56	MB
36-03	4.09	8.88	4.79	+70	1.81	VCR
	0.00	4.09	4.09		8.05	MB
36-04	19.99	30.80	10.81	+71	4.14	MA
36-05B	51.88	52.65	0.77	-70	1.22	VCR
38-01	43.63	49.87	6.24	+72	10.62	MB
	39.55	43.63	4.08		8.89	MI
38-02	25.66	30.20	4.54	+40	4.20	MB
	42.30	43.13	0.83		6.41	MB
	51.40	53.31	1.91		3.94	VCR
38-03	68.45	75.09	6.64	+70	5.56	VCR
	56.61	68.45	11.84		5.02	MB
	45.44	56.61	11.17		3.72	MI
	35.00	45.44	10.44		3.06	MA
38-04	41.52	43.46	1.94	+71	3.50	ED
	46.52	55.18	8.66		5.83	MA
	57.76	58.80	1.04		13.12	MA
38-05	45.77	48.06	2.29	+68	8.89	MI
	53.81	57.44	3.63		7.15	MB
	59.24	60.71	1.47		31.22	MB

Hole No.	From (m)	To (m)	Core Lt. (m)	Dip (degrees)	Grade (g/t Au)	Reef Member
38-06	2.20	3.79	1.59	+69	7.13	ED
	4.36	6.30	1.94		7.42	MA
	8.00	8.52	0.52		10.27	MA
	11.72	12.22	0.50		18.76	MA
	18.94	22.36	3.42		9.23	MB
	22.36	23.06	0.70		99.48	VCR
38-07	27.84	29.48	1.64	+70	2.27	VCR
	22.00	27.84	5.84		11.48	MB
	18.90	22.00	3.10		2.40	MI
	8.72	18.90	10.18		3.87	MA
	3.60	7.50	3.90		4.08	ED
	0.63	1.06	0.43		2.21	EC
38-08	9.00	12.24	3.24	+72	4.63	ED
	13.27	15.48	2.21		9.03	MA
	18.01	18.72	0.71		6.82	MA
	23.25	23.96	0.71		70.32	MI
	31.71	35.30	3.59		6.09	MB
38-09	12.33	16.04	3.71	+68	4.00	MA
	26.19	27.44	1.25		9.54	MI
	34.51	37.63	3.12		15.91	MB
38-10	18.54	19.06	0.52	+69	10.51	ED
	29.95	30.98	1.03		7.91	MA
	34.88	35.75	0.87		9.70	MA
	47.60	49.10	1.50		12.37	MB
38-11	29.08	34.53	5.45	+67	4.40	MA
	35.50	37.06	1.56		5.20	MI
	43.76	44.44	0.68		16.42	MI/MB
38-12	31.73	34.02	2.29	+68	24.86	MB
	34.96	38.08	3.12		11.23	MB
	39.50	40.35	0.85		20.23	VCR
38-13	28.15	29.54	1.39	+70	4.33	MI
	32.00	33.60	1.60		6.38	MB
	42.41	43.84	1.43		7.62	VCR
38-14	8.90	10.08	1.18	+71	6.58	MA
	11.11	13.00	1.89		9.55	MA
	14.40	15.09	0.69		18.25	MI
	17.31	18.75	1.44		8.91	MI

Hole No.	From (m)	To (m)	Core Lt. (m)	Dip (degrees)	Grade (g/t Au)	Reef Member
	24.36	25.00	0.64		73.81	MB
38-18	113.25	120.30	7.05	+45	3.60	VCR
	87.35	113.25	25.90		10.90	MB
	66.39	87.35	20.96		3.80	MI
	44.42	66.39	21.97		1.25	MA
	36.40	44.42	8.02		0.15	ED
	14.61	17.07	2.46		0.23	EC
	0.00	6.55	6.55		0.16	EB
38-20	0.00	2.37	2.37	+90	20.01	MB
38-21	0.00	2.52	2.52	+66	23.29	MB
38-22	2.16	2.73	0.57	+89	9.54	VCR
38-23	No significant values			+90		
38A - 01	51.84	54.39	2.55	+72	4.19	MB
	39.73	47.78	8.05		3.62	MI
	30.22	39.73	9.51		5.65	MA
38A - 02	79.93	83.00	3.07	+40	2.46	VCR
	69.31	79.93	10.62		13.26	MB
	52.19	69.31	17.12		5.19	MI
	36.28	52.19	15.91		2.92	MA
38A - 03	50.96	55.48	4.52	+70	1.20	VCR
	42.23	50.96	8.73		9.13	MB
	31.10	42.23	11.13		2.45	MI
38A - 04	42.52	48.60	6.08	+72	7.70	MB
	38.21	42.52	4.31		3.00	MI
38A-05	57.64	59.75	2.11	+70	4.01	VCR
	48.91	57.64	8.73		9.20	MB
38A - 06	39.34	41.66	2.32	+40	25.39	MB
	36.42	39.34	2.92		4.60	MI
	28.30	36.42	8.12		3.00	MA
41-01	50.10	56.25	6.15	+43	5.95	MB
	37.30	50.10	12.80		1.57	MI
	20.86	37.30	16.44		3.74	MA
	15.56	20.86	5.30		4.27	ED

Hole No.	From (m)	To (m)	Core Lt. (m)	Dip (degrees)	Grade (g/t Au)	Reef Member
41-02	21.30	22.71	1.41	+70	1.98	VCR
	18.50	21.30	2.80		3.53	MB
	15.88	18.50	2.62		3.15	MI
	8.00	15.88	7.88		2.62	MA
	5.29	8.00	2.71		3.02	ED
41-03	34.71	46.00	11.29	+45	3.54	VCR
	25.40	34.71	9.31		10.15	MB
	19.40	25.40	6.00		9.91	MI
	10.17	19.40	9.23		7.49	MA
	0.00	4.81	4.81		9.61	ED
41-04	19.02	21.73	2.71	+70	1.29	VCR
	13.00	19.02	6.02		3.40	MI
	2.98	13.00	10.02		2.67	MA
	0.00	2.98	2.98		3.02	ED
41-05	17.31	19.46	2.15	+70	6.34	VCR
	14.63	17.31	2.68		3.30	MB
	10.30	14.63	4.33		3.59	MI
	4.60	10.30	5.70		3.89	MA
	0.00	4.60	4.60		2.26	ED
41-06	46.65	52.30	5.65	+55	10.76	MB
	61.49	64.00	2.51		15.22	MB
	82.78	84.65	1.87		5.97	VCR
41-07	2.30	6.35	4.05	+56	6.97	MA
	8.31	9.13	0.82		8.42	MA
	13.56	16.75	3.19		13.08	MA
	18.79	20.25	1.46		7.37	MA/MI
	31.99	35.23	3.24		7.79	MB
41-09	55.76	59.96	4.20	+70	2.53	VCR
	46.31	55.76	9.45		12.24	MB
	40.05	46.31	6.26		4.00	MA
	36.19	40.05	3.86		3.67	ED
	27.54	28.97	1.43		14.98	EC
41-10	27.37	29.13	1.76	+72	6.66	MB
	34.00	35.94	1.94		6.80	MB
41-11	91.15	98.77	7.62	+68	2.70	MA
41-12	42.85	45.01	2.16	+70	6.93	MB
	48.24	50.27	2.03		10.23	MB

Hole No.	From (m)	To (m)	Core Lt. (m)	Dip (degrees)	Grade (g/t Au)	Reef Member
41-13	80.19	92.72	12.53	+70	3.30	MB
	76.66	80.19	3.53		6.73	MI
	70.75	76.66	5.91		3.51	MA
41 - 14	44.80	45.64	0.84	+70	4.32	MI
	38.37	44.80	6.43		4.03	MA
41 - 15	131.45	138.36	6.91	+66	7.40	MB
	126.34	131.45	5.11		5.77	MI
	116.66	126.34	9.68		4.55	MA
	110.30	116.66	6.36		3.53	ED
41 - 16	183.19	186.04	2.85	+65	2.17	VCR
	179.52	183.19	3.67		7.25	MB
	177.33	179.52	2.19		2.82	MI
	164.95	177.33	12.38		6.64	MA

12 SAMPLING METHOD AND APPROACH

UPPER ELSBURG SHAFT PILLAR

The Ezulwini Shaft Pillar resource estimate is based principally on the results from 50 diamond drill holes, drilled January to October 2006, from various levels below the pillar elevation. Drilling from above was problematic due to poor ground conditions in the Westonaria Formation lavas, stratigraphically above the Upper Elsburg Reef. The holes have irregular spacing due to availability of drill sites, and range from approximately 25 m to 100 m. Simmers contracted HBR to log the core, capture the data, and prepare the database. Core logging noted and recorded lithology, including reef members, mineralogy, and structure. Diamond drill core sample intervals were determined by HBR geologists based on lithology (reef member) contacts and mineralization. The nominal sample width was 30 cm and respected lithological contacts.

Core recovery problems were common. In most cases, corrections were made by adjusting the driller-reported depth to the surveyed depth. Two holes were not used in the modelling procedure due to large differences in the driller-reported depth and the surveyed depth.

Intersections selected for sampling were halved with a diamond saw. Half the core was placed in a plastic sample bag with a sample ticket denoting the hole number and sample number. The "from – to" was not indicated on the sample ticket. Samples were delivered to the analytical laboratory by HBR personnel.

In Scott Wilson RPA's opinion, there are no factors of the sampling method and approach that would affect the reliability of the mineral resource estimate.

A summary of the grade and thickness of mineralization intersected in the diamond drilling program is found in Item 11, Drilling.

UPPER ELSBURG INFERRED

The Upper Elsburg inferred mineral resources are the extension of the MB, MI, MA, ED, and EC reef members past the limit of the shaft pillar and are based exclusively on diamond drilling. Diamond drill core was AX (2.5 cm) size. Core was taken to surface where it was halved with a diamond saw under the supervision of a geologist. Logging recorded lithology, mineralization, and sample intervals. Sample intervals were maximum 20 cm and respected lithological and mineralogical contacts.

In Scott Wilson RPA's opinion, there are no factors of the sampling method and approach that would affect the reliability of the mineral resource estimate.

This section of the Upper Elsburg mineral resources were classified as inferred because verification of the diamond drill database was problematic. Historically, mineral resources have been classified as measured and indicated only when verified by development in the reef. This Upper Elsburg inferred mineral resources have high potential for upgrading to indicated and measured resources.

MIDDLE ELSBURG

The Middle Elsburg measured and indicated mineral resources are based on channel sampling by previous owners. The inferred mineral resources are based on diamond drilling. The methodology of channel sampling and diamond drill sampling is described in the 2006 report (Van Heerden et al., 2006) by Minxcon Pty. Ltd (Minxcon), an independent South African geology and mining consulting company. The description is based on documentation of standard operating procedures and interviews with previous sampling supervisors.

Channel samples were taken by trained samplers. Following each six-metre advance, the face was washed and samples were taken with a hammer and chisel. Channels approximately 10 cm wide and 0.5 cm deep were cut beginning at the footwall of the reef

and repeated on maximum 30 cm vertical intervals. The results were recorded on sample sheets and resource block plans.

The Middle Elsburg inferred mineral resources are based on diamond drill data. Diamond drill core was AX (2.5 cm) size. Core was taken to surface where it was halved with a diamond saw under the supervision of a geologist. Logging recorded lithology, mineralization, and sample intervals. Sample intervals were maximum 20 cm and respected lithological and mineralogical contacts.

In Scott Wilson RPA's opinion, there are no factors of the sampling method and approach in the Middle Elsburg Reef measured, indicated, and inferred resources that would affect the reliability of the estimate.

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

UPPER ELSBURG SHAFT PILLAR

Diamond drill core samples were prepared at the Performance Laboratories (Performance) laboratory in Johannesburg, by drying, crushing to 80% minus 6 mm, split to a representative sample of 250 g to 500 g, and pulverizing to 75% minus 75 microns. Analysis for gold was by standard fire assay procedures, using a 30 g or 50 g sample with a gravimetric finish. The detection limit was 0.02 g/t gold. The Performance laboratory is certified by the South African National Accreditation System, an affiliate of the Standards Council of Canada.

Neither Simmers nor First Uranium employees, consultants, or contractors were engaged in the sample preparation or analyses.

Internal Quality Assurance/Quality Control (QA/QC) procedures at the Performance laboratory included assaying one duplicate sample and one standard sample from each batch of 20 samples.

In Scott Wilson RPA's opinion, the sample preparation and analyses methodologies, and QA/QC programs, conform to industry standards and are adequate for resource estimation.

UPPER ELSBURG INFERRED

The Upper Elsburg inferred resources were based on diamond drilling data. Scott Wilson RPA was unable to determine the sample preparation and analytical methods for these data. Minxcon (Van Heerden et al., 2006) reports the data were audited twice during Harmony's ownership.

In Scott Wilson RPA's opinion, the sample preparation and analyses methodologies, and QA/QC programs, conform to industry standards and are adequate for resource estimation.

MIDDLE ELSBURG

The Middle Elsburg measured and indicated resource estimations were based on underground channel samples. The sample preparation and analysis was performed at the Performance laboratory using the same process described for the Shaft Pillar diamond drilling program. In Scott Wilson RPA's opinion, the sample preparation and analyses methodologies, and QA/QC programs conducted for the measured and indicated resources in the Middle Elsburg, conform to industry standards and are adequate for resource estimation.

The Middle Elsburg inferred resources were based on diamond drilling data. Scott Wilson RPA was unable to determine the sample preparation and analytical methods for these data. Minxcon (Van Heerden et al., 2006) reports the data were audited twice during Harmony's ownership.

14 DATA VERIFICATION

UPPER ELSBURG SHAFT PILLAR

STANDARD REFERENCE SAMPLES

The Upper Elsburg Shaft Pillar measured and indicated mineral resources were based on data from a 2006 diamond drill program. HBR submitted one standard reference sample in each batch of twenty samples to check the accuracy of the Performance laboratory. Three reference standards were used. The lowest of reference standards at 3.489 g/t Au was purchased from Rocklabs in New Zealand. HBR's control limits were ± two standard deviations, i.e., 0.222 g/t Au. The mean grade of the standards at Performance was 3.45 g/t Au, which was very close to the standard of 3.489. Six of the 115 samples were slightly outside the control limits as illustrated in Figure 14-1. In Scott Wilson RPA's opinion, the results indicate acceptable accuracy in the low grade range.

FIGURE 14-1 STANDARD REFERENCE SAMPLE 3.489 G/T AU


Standard Reference Sample 3.489 g/t Au
Grade (g/t Au)
3.90
3.80
3.70
3.60
3.50
3.40
3.30
3.20
3.10
3.00
2.90
2.80
1
11
21
31
41
51
61
71
81
91
101
111
Sample No.
Assay
Standard
Upper Cont Lim
Lower Cont Lim

The second reference standard, SARM 99, was certified at 3.99 g/t Au. HBR inserted 88 samples that averaged 3.93 g/t Au. None of the samples returned results outside the acceptable limits as illustrated in Figure 14-2.

FIGURE 14-2 STANDARD REFERENCE SAMPLE 3.99 G/T AU


Standard Reference Sample 3.99 g/t Au
Grade (g/t Au)
4.6
4.4
4.2
4.0
3.8
3.6
3.4
3.2
3.0
1
9
17
25
33
41
49
57
65
73
81
Sample No.
Assay
Standard
Upper Cont Lim
Lower Cont Lim

The highest grade reference standards at 13.94 g/t Au was purchased from ALS Chemex (ALS) in South Africa. HBR's control limits were ±1.03 g/t Au, as recommended by the supplier. The mean grade of the standards at Performance was 13.55 g/t Au, which was approximately 3% less than the standard. Four of the 75 samples fell slightly outside the control limits. In Scott Wilson RPA's opinion, the results indicate acceptable accuracy in the high grade range.

FIGURE 14-3 STANDARD REFERENCE SAMPLE 13.94 G/T AU


Standard Reference Sample 13.94 g/t Au
15.5
15.0
14.5
14.0
13.5
13.0
12.5
12.0
Grade (g/t Au)
1
8
15
22
29
36
43
50
57
64
71
Sample No.
Assay
Standard
Upper Cont Lim
Lower Cont Lim

BLANK SAMPLES

HBR inserted 284 blank samples, 4% of the total samples, to check for contamination and drift. Only one sample exceeded the acceptable limit.

INTERLAB CHECKS

HBR submitted 374 pulps, originally assayed at the Performance Lab, for re-assay to ALS in South Africa to test for grade variability. The average grade returned from the ALS was 6% lower than the Performance results. Most of the variability is in the higher grade samples, as the ALS results are 2% lower than the Performance results in samples where the grade is less than 10 g/t Au. Figure 14-4 is a scatterplot comparing the assay results from the two assay laboratories.

FIGURE 14-4 INTERLAB CHECK ASSAYS


Interlab Assay Check
ALS Chemex (g/t Au)
Performance Labs (g/t Au)
0.0
20.0
40.0
60.0
80.0
100.0
120.0
140.0

SCOTT WILSON RPA CHECK SAMPLES

Scott Wilson RPA collected five samples of split core from two diamond drill holes in the Shaft Pillar drilling. The samples were assayed by fire assay at SGS Canada Ltd., Mineral Services. The results, shown in Table 14-1, demonstrate the presence of significant gold values in the Project. Although five samples are not statistically significant, the two sample sets show reasonable agreement, given the high nugget in the Upper Elsburg Reef.

TABLE 14-1 SCOTT WILSON RPA DUPLICATE SAMPLES
First Uranium Corporation - Ezulwini Project

Hole No.	From (m)	To (m)	Original Grade (g/t Au)	Duplicate Grade (g/t Au)
38-06	9.88	10.21	2.02	1.65
38-06	16.29	16.54	5.00	4.98
38-06	19.74	20.00	15.90	26.60
41-03	21.53	21.80	9.48	10.90
41-03	33.08	33.35	8.69	17.00

UPPER ELSBURG INFERRED

The Upper Elsburg inferred mineral resources were based on historical diamond drilling data. It was not possible for First Uranium or their consultants to verify the data. Consequently, the Upper Elsburg mineralization outside the shaft pillar was classified as inferred resources. During development of the shaft pillar, First Uranium will attempt to verify the historical data by diamond drilling from underground and/or lateral development, thereby upgrading the mineral resources to a higher classification.

MIDDLE ELSBURG

In the area immediately surrounding the previously mined areas, Minxcon checked approximately ten percent of the assays from original assay reports to the assay plans and a similar percentage of survey notes against survey points plotted on plans. Interviews were conducted with previous senior technical personnel, including the Chief Sampler and Chief Surveyor, to verify sample collection and processing procedures. In Minxcon's opinion, the data presented as assay plans were considered as high quality, despite many of the original assay sheets and survey notes having been removed or destroyed. Mr. Valliant, Scott Wilson RPA, inspected a random selection of the assay plans and discussed the sampling and plotting methodology with Mr. Ed Edwards, Harmony's Section Sampler and Surveyor, as well as Ms. Yolanda Welgemoed, the Chief Draftsperson. Scott Wilson RPA concurs that the database is adequate for resource estimation.

15 ADJACENT PROPERTIES

The South Deep Gold Mine lies immediately south of the Ezulwini Mine and began commercial production in 1961. The reef horizons currently being exploited at South Deep include the Ventersdorp Contact Reef and the reef horizons that comprise the Upper Elsburgs. From 2001 to 2005 inclusive, the mine produced an average of 1.61 million tonnes annually at an average grade of 8.84 g/t gold. Western Areas Mines Limited (Annual report 2005) reported the South Deep measured and indicated mineral resources, effective year end 2005, of 289 Mt grading 7.20 g/t gold, containing 67.1 Moz, including proven and probable reserves of 147 Mt grading 6.19 g/t gold containing 0.91 Moz.

The Cooke 1, 2, and 3 Shafts and the Doornkop Mine, owned by Harmony, lie immediately north of the Ezulwini Mine. The main horizons exploited at the Cooke 1, 2, and 3 Shafts are the UE1A, with secondary reefs being the E8 Reef and the Ventersdorp Contact Reef. At the Doornkop Mine, the Kimberley Reefs and the South Reef are being mined. Effective June 2006, Harmony reported (Annual report 2006) underground measured and indicated resources of 104.8 Mt, grading 4.23 g/t gold, containing 14.3 Moz, including proven and probable reserves of 10.8 Mt, grading 6.5 g/t gold, containing 2.3 Moz.

Scott Wilson RPA did not attempt to verify the foregoing information. The mineral resources and reserves reported at the adjacent properties are not necessarily indicative of the mineralization at the Ezulwini Mine.

16 MINERAL PROCESSING AND METALLURGICAL TESTING

GOLD

The Ezulwini Mine has been operated in the past with production from the same areas as scheduled for future development. The metallurgical process selection is based upon the use of the previously existing processes on the site. Therefore, there has been no metallurgical testing of the ores for this study. Further support for the selection of metallurgical parameters based upon historical data is that there is also data available from current and past operations on the same orebody.

There is existing data related to:

- Ore feed size distribution
- Bond Work Index determination
- Power grind relationship
- Gravity separation
- Leach time optimization
- Cyanide and lime addition
- Plant recovery

For the design of the gold recovery plant, MDM Technical Africa (Pty) Ltd. (MDM), a company of South African mineral processing engineers, reviewed the data and concluded that:

- The rock has a medium hardness with a Bond Work Index of 15.6 kWh/t and a Rod Work Index of 20.7 kWh/t.

- Detailed investigation of the Witwatersrand gold field ores has confirmed the power grind relationship of 30.5 kWh/t -75 micron as being the critical design parameter, which would require 24.4 kWh/t to achieve the desired 75% minus 75 micron size. This is confirmed by historical data and neighbouring mines.

- Gravity gold recovery is essential for proper gold recovery of Upper Elsburg ores, with a gravity circuit which can handle 35% to 40% gravity gold being required.

- Witwatersrand ores from the West Rand have not shown any preg-robbing effects.

- Available data shows that milling to 75% minus 75 micron produced significant gold dissolution benefits compared to the coarser grinds of 60% and 70% minus 75 micron.

- Leaching with oxygen has shown no justifiable benefit in previous tests and has been excluded from consideration.

- Plant leach residence time trials identified leach times of at least 36 hours as being required for maximum gold recovery.

- Comparison to other plants treating the same ore shows that the Wilson formula gives conservative recoveries lower by 0.5%. The plant design has related to a recovery of 95.55% which is 1.1% less than the Wilson derived value.

- Sodium cyanide and lime consumptions were chosen higher than historic data indicates due to current experience at South Deep. This is recommended at 0.34 kg/t (100% NaCN) and 1.675 kg/t (100% CaO).

URANIUM

The Project has been operated for the production of uranium in the past, with production from the same areas as slated for future development. The metallurgical process selection is based upon the use of the same processes as previously used on the site. Therefore, there has been no metallurgical testing of the ores for this study.

There is less historical data available related to uranium processing since detailed plant reports were destroyed when the plant was demolished and further reports were lost when offices were relocated. The metallurgical work related to the gold feed size, work index and grinding is expected, however, to be similar to that for the gold ore, as the uranium bearing reef has been in production in the past for uranium and gold and most recently for gold only.

Scott Wilson RPA has reviewed the metallurgical data and is of the opinion that the assumptions are reasonable. If there is any change in the planned processing, it will be necessary to undertake metallurgical testing to determine the expected performance.

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

MINERAL RESOURCES

The mineral resources at the Ezulwini Mine are currently confined to the Upper Elsburg and Middle Elsburg Reefs. Historic production at Ezulwini and other mines in the Witwatersrand Basin demonstrates that the mineralization in the reefs has very good lateral and down-dip continuity. Currently, measured and indicated mineral resources include only the areas that could be verified by diamond drilling or chip/channel sampling. Extensions beyond the verified data were classified as inferred mineral resources. There is a high likelihood that development and diamond drilling will upgrade a significant portion of the inferred resources to measured and/or indicated resources.

Historically, the depth of many of the reefs in the Witwatersrand Basin has made diamond drilling on a pattern sufficient for measured and indicated resources prohibitive. Additionally, the reefs are developed in mineralization with only minimal development in waste, which makes diamond drilling from underground impractical. Generally, exploration and mining companies have tested the continuity of the reef and estimated inferred mineral resources by wide spaced diamond drilling from surface and upgraded to indicated and measured mineral resources by development and channel sampling. Consequently, most mining operations could only report two or three years of measured plus indicated resources and the ratio of inferred resources to measured plus indicated resources was high. Given the good lateral continuity of the reefs, however, a significant fraction of the inferred mineral resources were normally upgraded and ultimately exploited. For example, in the Upper Elsberg Reef, approximately 60% of the mineral resources originally classified as inferred based on wide spaced diamond drilling were subsequently "payable" and exploited. Given the current gold price and exchange rate, the percentage would have been greater than 60%.

The mineral resources at the Ezulwini Mine can be considered as three discrete sections as follows:

1. The Upper Elsburg Shaft Pillar (UE Shaft Pillar), an approximate 250 m radius around the main shaft, in the Upper Elsburg Reef, defined by recent diamond drilling.

2. Inferred resources in the Upper Elsburg Reef.

3. Resources in the Middle Elsburg Reef.

SUMMARY

Table 17-1 summarizes the mineral resources in the three areas.

TABLE 17-1 MINERAL RESOURCES – SUMMARY – JANUARY 2007
First Uranium Corporation - Ezulwini Project

Category	Tonnes (t 000's)	Grade Au (g/t Au)	Grade U_3O_8 (%)	Cont. Au (oz 000's)	Cont. U_3O_8 (lb 000's)
Measured Reef					
UE Shaft Pillar	2,490	7.7	-	615	-
Middle Elsburg	2,450	4.9	0.072	384	3,888
Total	4,940	6.3	n/a	999	3,888
Indicated Reef					
UE Shaft Pillar	3,640	5.8	-	683	-
Middle Elsburg	1,370	5.8	0.095	257	2,880
Total	5,010	5.8	n/a	940	2,880
Meas + Ind Reef					
UE Shaft Pillar	6,130	6.6	-	1,298	-
Middle Elsburg	3,820	5.2	0.08	641	6,768
Total	**9,950**	**6.1**	**n/a**	**1,939**	**6,768**
Inferred Reef					
Upper Elsburg	64,550	5.8	-	12,055	-
Middle Elsburg Channel	4,810	2.3	-	351	
Middle Elsburg	132,100	4.7	0.075	19,742	218,319
Total	**201,460**	**5.0**	**n/a**	**32,148**	**218,319**

Notes:
1 CIM definitions were followed for mineral resources.
2 Mineral resources in the Upper Elsburg shaft pillar are estimated at a 4.0 g/t Au cut-off grade
3. Mineral resources are estimated using an average long-term gold price of US$500 per ounce, and a US$/R exchange rate of 7.0.
4. A minimum mining width of 1.53 m was used.
5. Rows and columns may not add exactly due to rounding.
6. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

UPPER ELSBURG REEF - SHAFT PILLAR

First Uranium plans to recover the shaft pillar on the Upper Elsburg Reef as described further in Item 18. In plan view, the shaft pillar is oval, roughly 550 m E-W, 450 N-S, and forms an area of 17.6 ha approximately 1,025 m below the shaft collar, comprising a 25 m to 50 m thick segment of the Upper Elsburg Reef.

The resource estimate is based principally on the results from 50 diamond drill holes, drilled January to October 2006, from various levels below the pillar elevation. Drilling from above was problematic due to poor ground conditions in the Westonario Formation lavas, stratigraphically above the Upper Elsburg Reef. The holes have irregular spacing but range from approximately 25 m to 100 m.

Simmers contracted HBR, under the direction of Mr. Chris McKnight, to log the diamond drill core, compile the database, and estimate the mineral resources in the shaft pillar. Mr. McKnight is a "Competent Person" as defined by the "South African Code for Reporting of Mineral Resources and Mineral Reserves" (SAMREC). HBR subcontracted Lower Quartile Solutions (Pty) Ltd. (LQS) to prepare the solid models, conduct geostatistical evaluations, and classify the mineral resources.

Historical diamond drill data was supplied by Simmers in a Sable database. Verification of historical diamond drill data included:

- Check "From – To" depths for consistency.
- Check collar coordinates, lithologies, and gold assays against original drill logs.

Holes with inconsistent data were corrected according to the diamond drill log or removed from the database.

Separate three-dimensional lithological models were created for the lavas, VCR, and six members of the Upper Elsburg Reef, i.e., MB, MI, MA, ED, EC, EB. Structural blocks were also modeled based on faults and dykes intersected in diamond drilling and development from adjacent levels. Only the MB, MI, MA, ED, and EC models were considered for resources.

Gold grades were composited over 0.25 m. Classical statistical analyses were conducted within the five principal reef members, i.e., MB, MI, MA, ED, and EC. The studies were undertaken independently in the data from the 50 holes within the limits of the shaft pillar and in the data from the 261 holes 200 m peripheral to the shaft pillar. The results indicate that although the average gold grade in individual reef members inside and peripheral to the pillar have a high variance, the weighted average gold grade of the five reef members is approximately the same inside and peripheral to the pillar.

LQS constructed cumulative log probability plots, indicator correlation for lag 1 plots, coefficient of variation plots, and percent metal contained plots for each reef member to determine the suitable level to cut erratic high grade gold values. The analyses indicated that 25 g/t gold was the appropriate cutting level for the 0.25 m composites in the MB, MA, and ED reefs and 20 g/t gold was suitable in the MI and EC reefs. Scott Wilson RPA normally recommends cutting individual assays as opposed to cutting composited data. In this case, however, as the composites are very narrow, the difference between the two practices is likely not material.

Variography was performed on the 0.25 m composites from each reef member. Ordinary kriging was selected as the estimation method of interpolating grades into a 3D block model. Block sizes were 10 m north by 10 m east by 1.0 m vertically. Search directions and distances were consistent with the variography. The principal search axis in the five reef members ranged from 250 m to 300 m, 90° to 120° azimuth, with a 0° dip. The minor axis ranged from 150 m to 200 m, 170° to 210° azimuth, and -10° to -30° dip. The first estimation run was performed with these search parameters and a second run was performed with a 30 m to 60 m axis in the principal direction and a 30 m to 35 m axis in the minor direction. A minimum of three data points and a maximum of 20 were required for block grade estimation. Searches were confined to hard boundaries defined by the solid model of each reef member.

LQS undertook several validation tests on the block model and, in their opinion, the results adequately represent the grade and grade trends of the mineralization within the shaft pillar.

Measured mineral resources are defined as the total of the blocks estimated by the second of the two runs, i.e., shorter search distances. Indicated resources were defined as the total of the blocks estimated by the first, i.e., longer search distances. Resources were reported in 1.0 g/t gold cut-off increments and by reef member. Table 17-2 summarizes the mineral resources of the MB, MI, MA, ED, and EC reef members at the 4.0 g/t gold cut-off grade.

TABLE 17-2 MINERAL RESOURCES - UE SHAFT PILLAR - JANUARY 2007
First Uranium Corporation - Ezulwini Project

Reef	MB			MI			MA			ED			EC			Total		
	Tonnes (t 000's)	Grade (g/t Au)	Cont. Au (oz 000's)	Tonnes (t 000's)	Grade (g/t Au)	Cont. Au (oz 000's)	Tonnes (t 000's)	Grade (g/t Au)	Cont. Au (oz 000's)	Tonnes (t 000's)	Grade (g/t Au)	Cont. Au (oz 000's)	Tonnes (t 000's)	Grade (g/t Au)	Cont. Au (oz 000's)	Tonnes (t 000's)	Grade (g/t Au)	Cont. Au (oz 000's)
Measured	1,171	8.5	320	482	6.8	106	574	7.2	133	110	6.5	23	154	6.7	33	2,491	7.7	615
Indicated	1,146	6.8	249	841	5.4	145	793	5.7	145	498	5.3	86	362	5.0	58	3,640	5.8	683
Meas+Indic	**2,317**	**7.6**	**570**	**1,323**	**5.9**	**251**	**1,367**	**6.3**	**278**	**608**	**5.5**	**108**	**516**	**5.5**	**91**	**6,131**	**6.6**	**1,298**

Notes:

1. CIM Definitions were followed for mineral resources.
2. Mineral resources estimated at a 4.0 g/t Au cut-off grade.
3. Mineral resources estimated using an average long-term gold price of US$500/oz and a US$/R exchange of 7.0
4. A minimum width of 1.53 m was used.
5. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
6. Rows and columns may not add exactly due to rounding.

Figure 17-1 demonstrates the tonnage-grade relationship in the UE Shaft Pillar measured and indicated mineral resources.

FIGURE 17-1 GRADE TONNAGE CURVE


Grade Tonnage Curve
UE Shaft Pillar Meas + Indicated
20,000
15,000
10,000
5,000
0
Tonnes (000's)
14
12
10
8
6
4
2
0
Grade (g/t Au)
Tonnes
Grade
0 1 2 3 4 5 6 7 8 9 10
Cutoff Grade (g/t Au)

UPPER ELSBURG REEF - INFERRED RESOURCES

The Upper Elsburg inferred mineral resources comprise the mineralization outside the UE Shaft Pillar and are defined by historical drilling where the data could not be physically verified by relogging or resampling diamond drill core. Geological modeling was based on structural interpretation by Harmony. Each reef member was subdivided into blocks where the limits were defined by structures and dykes.

GeoLogix Mineral Resource Consultants (Pty) Ltd. (GeoLogix) estimated the mineral resources in the following manner. The resource estimate is based on the weighted average gold grade from all available surface drill hole data. All the grade-thickness (Cmg/t Au) values and reef thickness (Cm) values were totaled. The sum of the grade-thickness values was divided by the sum of the thickness values to obtain the gold grade. The areas of the blocks were totaled to estimate the area per reef. The area was multiplied by the average reef thickness to estimate volume, then by the 2.72 specific gravity to calculate tonnes. The specific gravity is derived from the historical specific gravity in similar mineralization.

Given that the data could not be verified and the grade and thickness values were not weighted spatially, the mineral resources have been classified as inferred. Scott Wilson RPA concurs with this classification but notes that a significant percentage of the inferred resources will likely be upgraded to measured and/or indicated with additional development. Table 17-3 summarizes the Upper Elsburg inferred resources.

TABLE 17-3 INFERRED MINERAL RESOURCES - UPPER ELSBURG
First Uranium Corporation - Ezulwini Project

Reef	Tonnes (t 000's)	Grade (g/t Au)	Cont. Gold (oz. 000's)
EC Top	15,290	7.8	3,818
EC Middle	13,480	6.4	2,751
MB Top	16,960	5.0	2,734
MB Middle	16,060	4.2	2,158
MI	2,250	7.3	528
MA	120	9.3	36
ED Top	140	1.2	5
ED Middle	10	3.3	1
VCR	250	2.9	23
Total	**64,560**	**5.8**	**12,055**

MIDDLE ELSBURG REEF

The mineral resources in the Middle Elsburg Reef were estimated by Minxcon. The project was under the management of Daan Van Heerden, Johan Odendaal, and Francois Martens, all competent persons as defined by SAMREC. Minxcon in turn subcontracted the geostatistics and resource modeling to GeoLogix. Despite the fact that many of the plans and associated data have been removed or destroyed, in Minxcon's opinion, sufficient data was salvaged to undertake an effective audit.

Minxcon checked approximately ten percent of the assays from original assay reports to the assay plans. Interviews were conducted with previous senior technical personnel, including the Chief Sampler and Chief Surveyor, to verify sample collection and processing procedures.

Two of the reef members within the Middle Elsburg Reef, i.e., the E9EC and UE1A members, in the vicinity of the shaft were considered to have sufficient gold and/or uranium grades to meet the requirements for mineral resources.

There is currently no access to the mineralized material due to lack of ventilation and scaling. Therefore, no physical verification, e.g., resampling and resurveying, was possible. The database for the resource estimation was based on 13,133 chip samples

profiles, and surface and underground diamond drilling in the E9EC reef member and 233 in the UE1A reef member. The results were plotted by previous operators on stope plans and 1:1,000 scale development plans. Gold and U_3O_8 assays were available for the E9EC member. Only gold was assayed in the UE1A as recovery of U_3O_8 was not economic at that time.

Geological modeling was based on Harmony's previous interpretation. Discrete structural blocks were created, bounded by faults and dykes. Voids, as a result of previous mining, were removed from the model. The reefs were regarded as tabular two-dimensional shapes, consistent with typical Witwatersrand practice.

The mean thickness in the E9EC and UE1A reefs is 1.84 m and 1.61 m, respectively. The block model is based on grade-thickness, expressed as Cmg/t for gold and CmKg/t for U_3O_8. The grade-thickness was estimated for each sample point. Variography was performed on the grade-thickness data from each reef member. Tables 17-4 and 17-5 summarize the parameters used to construct the E9EC and UE1A block models.

TABLE 17-4 BLOCK MODEL PARAMETERS - MIDDLE ELSBURG E9EC REEF

First Uranium Corporation - Ezulwini Project

Interpolation Method	Ordinary into two-dimensional block model
Block Size	25 m N x 25 m E
Search Distance/Azimuth	210 m, azimuth 68° and 125 m, azimuth 158°
Minimum Data	15
Maximum Data	40

TABLE 17-5 BLOCK MODEL PARAMETERS - MIDDLE ELSBURG UE1A REEF

First Uranium Corporation - Ezulwini Project

Interpolation Method	Ordinary into two-dimensional block model
Block Size	25 m N x 25 m E
Search Distance/Azimuth	170 m, azimuth 135° and 50 m, azimuth 45°
Minimum Data	3
Maximum Data	20

Blocks were classified as measured resources if they were located within one-half of the variogram range from a data point. Blocks located one-half to one variogram range from a data point were classified as indicated. Mineralization beyond one variogram range, but within the property limits, was classified as inferred resources. The UE1A Reef hosted 4,810 t grading 2.3 g/t Au, consistent with the kriging parameters for measured and indicated mineral resources. However, given the low gold grade, lack of U_3O_8 assays, and the inability to verify the diamond drill data, the entire UE1A reef was classified as inferred mineral resources.

Mineral resources in the Middle Elsburg Reef are summarized in Tables 17-6 and 17-7.

TABLE 17-6 MEASURED + INDICATED MINERAL RESOURCES - MIDDLE ELSBURG REEF

First Uranium Corporation - Ezulwini Project

Classification	Tonnes (000's)	Grade (g/t Au)	Cont. Gold (oz. 000's)	Grade U_3O_8 (%)	Cont. U_3O_8 (lbs 000's)
Measured	2,451	4.9	384	0.07	3,903
Indicated	1,372	5.8	257	0.10	2,880
Meas. + Indic.	**3,823**	**5.2**	**641**	**0.08**	**6,783**

Notes:

1. CIM definitions were followed for mineral resources.
2. Mineral resources in the Middle Elsburg Reef are estimated using a zero cutoff grade since the mining method does not facilitate selective mining
3. A minimum mining width of 1.53 m was used.
4. Rows and columns may not add exactly due to rounding.

TABLE 17-7 INFERRED MINERAL RESOURCES – MIDDLE ELSBURG
First Uranium Corporation - Ezulwini Project

Reef	Database	Tonnes (t 000's)	Grade Au (g/t Au)	Grade U_3O_8 (%U_3O_8)	Cont. Au (oz 000's)	Cont. U_3O_8 (lb 000's)
UE1A	Channel	4,810	2.3	-	351	-
UE1A	DD	10,134	1.7	0.095	566	21,219
E9EC	DD	121,971	4.9	0.073	19,176	197,100
Total		**136,915**	**4.6**	**n/a**	**20,093**	**218,319**

Notes:
1. CIM definitions were followed for mineral resources.
2. Mineral resources in the Middle Elsburg Reef are estimated using a zero cutoff grade since the mining method does not facilitate selective mining
3. A minimum mining width of 1.53 m was used.
4. Rows and columns may not add exactly due to rounding.

MINERAL RESERVES

There are currently no mineral reserves at the Ezulwini Mine as defined by CIM.

18 OTHER RELEVANT DATA AND INFORMATION

The existing infrastructure at the Project is old but appears to have been well maintained and, with some refurbishment, is expected to be ready to be placed back into service. The mine development to the mineralized zones is in place, however, more development is required to provide sufficient stopes for a reasonable production profile. In the Upper Elsburg Reef, the initial task will be the removal of the shaft pillar to reduce stability problems in the shaft and in the shaft pillar area. This is not an uncommon task and mines are now extracting the crown pillars before production commences to reduce later stress related problems.

The Project will be a conventional underground mine with breasting of the Upper and Middle Elsburg reefs. The ore will be broken in the stopes and moved by slushers to be loaded in rail cars for transportation to the shaft. From the shaft and through the balance of the handling, the gold ores and the gold/uranium ores are kept separate. The ores will be hoisted to surface and processed.

The ore will be crushed and ground and then subjected to gold recovery by gravity and cyanidation. The uranium will be extracted by a hot acidic leaching followed by solvent extraction and precipitation to form a concentrate (yellowcake). The uranium tailings will then be leached for gold recovery. Leaching will occur in a carbon in leach process after which gold will be electrowon and refined into dore bars.

Mill tailings will be used for cemented cycloned tailings (CCT) and the balance will be sent to a surface storage area. The mine is dewatered at a rate of 65 million litres per day. This rate is expected to continue for a number of years and EMC is reviewing the potential to sell mine water to a local utility to reduce the pumping costs the mine must carry.

Shaft refurbishing commenced in December 2006 and the Project is progressing according to schedule, with the completion of the stabilization of the shaft and installation of the floating tower expected by October 2007.

MINING OPERATIONS

Mining at Ezulwini will be conventional underground breast mining of the reef. There are three planned mining areas, the Upper Elsburg Shaft Pillar, the Upper Elsburg beyond the shaft pillar, and the Middle Elsburg. All areas are mined by up dip conventional drift and fill mining using CCT for backfill. The method is common and well understood by people in the area. One significant difference at Ezulwini is that the reef in the Upper Elsburg contains several mineralized horizons and, in some cases, these horizons are up to five metres to six metres thick as opposed to other mines in the Witwatersrand Reef where the mineralized horizon is only one metre to two metres thick.

For mining, a drift along the strike (a strike gully) is established, with the necessary ore transport facilities at the lowest point in a block. From this drift, raises are driven up dip, leaving a 6.5 m pillar between the raises, to the top of the block and holing in to a top strike drift.

Once the raises break through, the retreat mining starts downwards at a four metre width advancing 30 m/month using winches and scrapers to move the ore. Primary four metre wide stopes are taken, leaving four metre wide pillars to be recovered after the primary stopes have been filled.

Broken ore is scraped down the raise to the strike gully and then to short ore passes, with chutes to load rail cars for transport to the shaft for hoisting to surface.

The method is development intensive, but this development provides the opportunity for sampling in the proposed stopes as the raises are driven and provides locations for short diamond drill holes to confirm the mining location. The sequence is dictated by

rock mechanics parameters so that in a given area the active face advances at an angle to reduce the risk of seismic activity due to mining. Areas of low grade ("unpay") are left and form random pillars. Other pillars are left to protect infrastructure.

All of the LOM production plans presented include inferred resources, however, there is no certainty that inferred resources will be converted to measured or indicated resources and then to mineral reserves.

CUT-OFF GRADE CALCULATIONS

The cut-off grade for the Upper Elsburg Reef LOM production plan is based upon gold only. The mining cut-off grade calculations for the Upper Elsburg are shown below:

Gold price	$500/oz
Exchange rate	R7.4=$1.00
Gold Recovery in plant	95.5%
Operating cost	R434/tonne
Cut off grade at zero profit	3.8 g/t Au.

Assuming a simple 20% operating margin, the cut-off grade becomes 4.6 g/t.

In the Middle Elsburg, there is recovery of both uranium and gold. Based upon the same factors as in the Upper Elsburg, along with uranium prices of $40.00/lb and mill recovery of 80%, the equivalent gold and uranium grades are:

Au eq (g/t) = Au g/t plus .00455 times U_3O_8 in g/t

U_3O_8 eq(g/t) = U_3O_8 g/t + 220 times Au g/t.

On this basis, the 3.8 g/t Au and 4.6 g/t Au cut-off grades would equate to U_3O_8 eq grades of 0.84 kg/t and 1.0 kg/t, respectively.

UPPER ELSBURG SHAFT PILLAR

At the start of mining in 1961, a shaft pillar area was left in the Upper Elsburg area. The shaft pillar is an ellipsoid, approximately 450 m by 550 m, centered on the main and

ventilation shafts. The shaft pillar resources can be accessed from the 33 Level to the 41 Level of the main shaft (880 m to 1,100 m below surface). The shaft pillar ore cuts the shaft barrel at the 38 Level. Subsequent to the extraction of ore from the area beyond the shaft pillar, ground movement problems were encountered in the shaft area as the weak lava unit overlying the ore horizon failed. It was necessary on at least one occasion to cease shaft operations and excavate the lava unit around the shaft and then to reinstall the necessary shaft hardware.

In order to eliminate the ground control problems in the shaft area, it is proposed to mine out the shaft pillar as the first step to restarting the mining operations. This will eliminate the ongoing problems in the shaft, and the risk to the shaft, caused by the failure of the lava unit overlying the reef. The extraction of shaft pillars before the commencement of production has been practiced at other deep mines in South Africa, including the adjacent South Deep Mine. The material within the shaft pillar will be easily accessible as the access drifts are in place and the mining will be in close proximity to the shaft.

A design for the extraction of the shaft pillar was prepared by SRK Consulting (SRK) and Read, Swatman & Voigt (RSV) have designed a steel tower to be placed in the shaft in the area where the shaft pillar cuts the shaft barrel. By first excavating a destress cut through the extent of the 500 m diameter shaft pillar area and then filling that cut with CCT, it will be possible to extract the bulk of the remaining ore while eliminating the stress related issues that have previously led to problems in the shaft (and which could lead to problems in the shaft in the future). Where the ore horizon cuts the shaft barrel, a steel tower will be hung in the shaft to hold the shaft hardware and permit unrestricted shaft operation in the future.

SRK developed a detailed plan and sequence considering the stresses in place and RSV, based on that plan, generated a development and production schedule for the shaft pillar area. SRK designed permanent pillars in the immediate area of the shaft barrels (both the main shaft and the ventilation shaft are within the shaft pillar area), alongside

permanent drives, beside existing major faults, and at the rim of the shaft pillar area where the previously mined area commences. The removal of the shaft pillar before the commencement of production will allow the execution of a detailed plan with a set sequence without the pressures of maintaining full production.

In addition to the mining plan developed by SRK, there is a recommended monitoring plan that will be implemented. In order to determine whether the shafts and critical excavations that could be influenced by mining operations remain stable, SRK recommended that comprehensive monitoring of rock mass deformation in all affected excavations be conducted. This applies to both the static and the dynamic situation and includes a seismic network with monitoring instrumentation to monitor the parameters associated with quasistatic deformations.

Based on the modeling results and underground observations, the following areas need to be monitored:

- Shafts: 33 Level to 41 Level
- 33 Level station areas and pump chamber
- 36 Level station areas
- 38 Level station areas
- 41 Level station areas and pump chamber
- Inner pillar stopes.

Typically monitoring parameters could include:

- Tilt measurements of the shaft barrel in the main shaft
- Vertical strain measurements in both the main and ventilation shaft
- Fracture observations in boreholes to detect possible bedding separation
- Rock mass deformations of the shaft station areas
- Visual inspections of the condition of the shaft lining and steelwork, as well as the condition of installed support
- Closure monitoring in the stopes (inner pillar)

SRK suggested that the monitoring program be implemented before stoping commences. The monitoring equipment as recommended by SRK and detailed above is currently being installed by International Seismic Systems (ISS) and will be commissioned before stoping commences.

There is little preproduction development required as there are a number of levels and headings that exist in the shaft pillar area. However, mining must follow the planned sequence to prevent the build up of stresses in any area with the distress cut preceding all other mining. Production builds up slowly with the smaller destress cut and then builds more rapidly as more areas become available.

There are mineral resources within the shaft pillar and these have been scheduled for production. The production schedule was generated by RSV using the parameters defined by SRK for the extraction sequence and a set of development and production parameters based upon experience in the area. The schedule was generated in the Mine24d software. This software uses the assumed parameters and applies them to the resource area to generate the development and production schedules.

Table 18-1 indicates the mining parameters used by SRK and RSV for this work, and Table 18-2 indicates the advance rates used in the shaft pillar area.

TABLE 18-1 UPPER ELSBURG MINING PARAMETERS
First Uranium Corporation – Ezulwini Project

Dilution	
Development	3% on volume
Stoping Destress cut	3% on volume
Mine Call Factor	
MCF	87.7%

TABLE 18-2 ADVANCE RATES IN THE SHAFT PILLAR AREA
First Uranium Corporation – Ezulwini Project

	U/G Working	Advance Rate per Month
STOPING	**Destress**	Ledging (the first 10 m) – 5 m/month. Initial around shaft 8 m/month NRM destress stoping – 8 m/month. Initial around shaft 10 m/month
	Post-Destress	Panel advance – 12 m/month >1.5 m-<1.8 m S/width – 12 m/month >1.8m-<2,0 m S/width – 12 m/month Trenching/benching – as required to keep up with face advance and fill support 30 m/month). Ledging (the first 10 m) – 5 m/month
	General	An extra 1 month to allow for equipping
	Middling between horizons	2 m
DEVELOPMENT	**Crosscut**	45 m/month. (Initial around shaft 55 m/month at Double blast per day)
	Haulage	45 m/mo. Initial around shaft 55 m/month
	Raises/Centre Gully	25 m/mo. Initial around shaft 65 m/month
	Box holes	30 m/month
	Traveling ways	25 m/month

TABLE 18-3 DIMENSIONS OF UPPER ELSBURG UNDERGROUND WORKINGS
First Uranium Corporation – Ezulwini Project

	U/G Working	Dimensions
STOPING	**Destress**	Stoping width in inner around shaft – 1.5. Destress stoping outside shaft perimeter – 1.5 with backfill. Raise line spacing to accommodate faulting. Panel lengths 20 m including gully.
	Post Destress	Height as required by economical cut off. With 2 m as max height. Height of trenching or benching as needed. Minimum stoping width 90 cm. Raise line spacing to accommodate faulting. Panel lengths 20 m including gully
DEVELOPMENT	**Crosscut Haulage Raises/Centre Gully - Box holes - Traveling ways - Timber bays - High stress development**	3 m x 3 m 3 m x 3 m 2.5 m x 1.5 m 1.2 m x 2.4 m or 2.2 diameter 3 m x 2 m @34 degrees Nil Nil

The shaft pillar mining plan and schedule as developed for the December 2006 Technical Report is described below. There were only minor changes made to the schedule as a result of the revised resource estimate. The grade-tonnage tables and curve

(Table 17-4 and Figure 17-1) indicate that there are 4,967 kt, grading 7.4 g/t Au, undiluted, above the cut-off grade of 4.6 g/t Au. First Uranium reports that historical dilution is approximately 3%. Scott Wilson RPA used 5,116 kt, grading 7.2 g/t Au as the millfeed for the base case LOM and economic analysis. Scott Wilson RPA notes that the LOM production grades from the shaft pillar area are lower than the production history from the start of mining operations and there may be opportunities to review and increase the LOM plan grade estimates for the shaft pillar area.

The shaft pillar production schedule is shown in Figure 18-1.

FIGURE 18-1 UPPER ELSBURG PRODUCTION SCHEDULE – SHAFT PILLAR


1400
1200
1000
800
600
400
200
0
Tonnes (000)
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Year
Tonnage (000)
Recovered Au Grade

The shaft pillar area is well serviced by the existing infrastructure for materials handling, dewatering, mine services, and mine ventilation.

For the shaft pillar mining, it will be necessary to purchase rock drills, winches and scrapers, as well as locis and cars for the transportation of rock and materials.

The development and stoping sequence in the shaft pillar is illustrated in Figures 18-2, 18-3, and 18-4.

FIGURE 18-2 SHAFT PILLAR DESTRESS CUT



FIGURE 18-3 SHAFT PILLAR INITIAL STOPING



FIGURE 18-4 SHAFT PILLAR – ADVANCED PILLAR EXTRACTION & STOPING


Z

IMPACT OF CHANGES IN RESOURCE ESTIMATE IN SHAFT PILLAR AREA OF UPPER ELSBURG

The recalculation of the shaft pillar resources, subsequent to the initial technical report, incorporating the additional 50 holes drilled in 2006 has led to a decrease in the resource estimate of both tonnes and grade. While the impact on the shaft pillar resource estimate was a decrease in contained gold of approximately 9%, the bulk of the negative change was in the EC and ED reefs which are smaller and thinner and were expected to contribute less to the total feed. The decrease in contained gold was mainly (94%) due to the reduction in the tonnage.

The change in the grade estimate was minor (about 0.5%) and, therefore, the production grades as previously forecast are not expected to change significantly.

In the overall production schedule for the Upper Elsburg, the shaft pillar will provide 5.1 Mt of a total of 18.1 Mt. A reduction of the shaft pillar resource will be offset by production from the remainder of the Upper Elsburg resources which consist of some

64.5 Mt of inferred resources. The additional tonnage to be drawn from the balance of the Upper Elsburg to offset the reduction in the shaft pillar area amounts to an additional 0.5 Mt to be taken from the 64.5 Mt inferred resource (less than 1%) and raises the dependence upon the inferred resource in the Upper Elsburg from 20.2% to 20.9%.

Therefore, in terms of the overall impact of the change in the resource estimate upon the financial analysis and production forecasts for the preliminary assessment, Scott Wilson RPA considers the resource changes to be minor and has not made any revisions to the production forecasts.

Scott Wilson RPA recommends that Ezulwini review in detail the changes in the resource estimate and incorporate the new resources into the next planned production schedule revisions. Scott Wilson RPA further recommends that revisions to the production schedule be undertaken for use in a prefeasibility study when one is prepared.

UPPER ELSBURG BEYOND THE SHAFT PILLAR

The Upper Elsburg formation has been mined in the past beyond the shaft pillar area. Development was curtailed prior to the cessation of operations. Therefore, while there are inferred resources, mine development must be advanced to prepare further areas for stoping.

The area beyond the shaft pillar contains only inferred resources, however, a LOM plan has been prepared including this material. Planning was based on the historical layouts and productivities.

This material will be mined in the same manner as the shaft pillar except that there is no need for an initial destress cut.

The schedule was generated in the Mine 24D software. This software uses the assumed parameters and applies them to the resource area to generate the development and production schedules.

The production schedule for the Upper Elsburg material is shown in Table 18-4.

TABLE 18-4 UPPER ELSBURG PRODUCTION SCHEDULE
First Uranium Corporation – Ezulwini Project

Year	Pillar Tonnes ('000s)	Pillar Recov'd Grades (g/t Au)	Non Pillar Tonnes ('000s)	Non Pillar Recov'd Grades (g/t Au)	Upper Elsburg Tonnes ('000s)	Upper Elsburg Recov'd Grades (g/t Au)
2006	Construction & Pre-production Development					
2007	93	5.9			93	5.9
2008	196	8.0			196	8.0
2009	736	7.0			736	7.0
2010	1,186	6.8			1,186	6.8
2011	1,243	6.9			1,243	6.9
2012	1,091	6.6			1,091	6.6
2013	533	6.9	227	6.7	760	6.8
2014	39	7.0	767	6.7	806	6.7
2015			908	6.7	908	6.7
2016			1,236	6.7	1,236	6.7
2017			1,236	6.7	1,236	6.7
2018			1,236	6.3	1,236	6.3
2019			1,236	6.3	1,236	6.3
2020			1,236	6.3	1,236	6.3
2021			1,236	6.3	1,236	6.3
2022			1,236	6.0	1,236	6.0
2023			1,236	6.0	1,236	6.0
2024			1,232	6.0	1,232	6.0
Total	**5,117**	**6.8**	**13,021**	**6.3**	18,138	6.5

The production profile for the Upper Elsburg is shown in Figure 18-5.

FIGURE 18-5 UPPER ELSBURG PRODUCTION SCHEDULE


Tonnes Milled (000)
1400
1200
1000
800
600
400
200
0
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
Year
Shaft Pillar
Upper Elsburg
Beyond Pillar

The Upper Elsburg area is serviced by the existing infrastructure for materials handling, dewatering, mine services, and mine ventilation. Prior to mining, it will be necessary to inspect the main levels to determine the ground conditions and to evaluate how much of the services for the drifts will have to be reinstalled. Main development headings will need to be extended as the proposed mining area expands.

It will be necessary to purchase rock drills, winches and scrapers, as well as locis and cars for the transportation of rock and materials. Some of the equipment will be common to the shaft pillar material and some of the stoping equipment will be taken from the shaft pillar stopes as those stopes are exhausted and mining activity moves into the area beyond the shaft pillar.

MIDDLE ELSBURG

The Middle Elsburg area targets two reefs, the E9EC and the UE1A, which contain both gold and uranium. The E9EC has been mined much more extensively than the UE1A. The Middle Elsburg area is accessed from the 36 Level to the 50 Level and continues for an additional six levels below the 50 Level. Those areas below the 50 Level would be accessed by a subvertical shaft, however, this is not included within this analysis.

Mining is by conventional breast mining based on the same method that has been successfully used in the past. Access is provided from crosscuts from the level haulage and raises are developed up from one level to the next.

Support will be based upon the use of CCT for backfill, however, grouted cement packs or timber mat packs may be used if necessary. Support pillars have not been considered as a result of geological losses and unpay blocks providing adequate "natural pillars". Panels are planned at 20 m to 30 m in length, with 10 m face advance planned per month and the stoping width of 100 cm to 180 cm depending upon the reef channel.

PRE-PRODUCTION SCHEDULE

Since the Middle Elsburg area has been mined in the past, there is level development from the shaft to the mining areas, which, however, will have to be extended to provide access to the proposed mining areas. The mine plan was developed using Mine 24D, a CAD based mine design and scheduling software package.

PRODUCTION SCHEDULE

Table 18-5 summarizes the Middle Elsburg Production Schedule.

TABLE 18-5 MIDDLE ELSBURG PRODUCTION SCHEDULE
First Uranium Corporation – Ezulwini Project

Year	Uranium Tonnes ('000s) Apr 2007 Plan	Recovered Au Grade (g/t)	Recovered U_3O_8 Grade (g/t)
2007	71	4.69	355
2008	465	3.38	379
2009	715	3.27	377
2010	754	3.24	378
2011	892	3.15	382
2012	1,077	2.99	392
2013	981	2.56	413
2014	951	2.36	428
2015	1,105	2.35	429
2016	1,158	2.35	429
2017	1,159	2.35	429
2018	1,159	2.35	429
2019	1,159	2.35	429
2020	1,159	2.35	429
2021	1,159	2.35	429
2022	1,159	2.35	429
2023	1,159	2.35	429
2024	1,159	2.35	429

The Middle Elsburg area has been mined in the past, and development out to the mining areas, as well as the infrastructure to support the mining, is in place down to the 50 Level. Material below the 50 Level will require internal shaft access and has not been included in the mine plan at this time. It will be necessary to upgrade and replace some of the ore handling facilities at the shaft, but this would be necessary in any case. All of the infrastructure will have to be extended along with the Middle Elsburg development prior to the commencement of operations. This area will require continuous development to permit the buildup of production over a period of years.

The main drifts to the previously mined areas have been inspected and assessment of the necessary rock work and infrastructure replacement for the drifts has been compiled. Ventilation is the first requirement to reduce the levels of radioactive gases in the areas. During the last quarter of 2006, the Ezulwini project team reconnoitered the available Middle Elsburg panels and found them to be more accessible and in better condition than

anticipated. Therefore, the mining plan has been accelerated in years 2008 and 2009 as it is clear that the production panels can be brought online much faster.

MINE EQUIPMENT

The mining equipment has been removed from the site. To achieve 100,000 tpm will require a significant amount of equipment as shown below in Table 18-6.

TABLE 18-6 MIDDLE ELSBURG MINING EQUIPMENT
First Uranium Corporation – Ezulwini Project

Year	LM 70 Muckers	Loco	Hoppers	Cars	Winches	Mono Winches	Machines	Air Legs
1	4	11	48	60	21	4	42	35
2	5	22	48	80	44	4	104	88
3	11	38	126	120	122	14	281	238
4	12	60	150	160	158	18	364	308
5	12	67	156	160	181	21	416	352
6	13	70	168	160	194	22	447	378
7	14	75	186	180	225	25	520	440
8	15	80	198	180	238	26	551	466
9	16	85	210	200	247	27	572	484

MANPOWER

The mining plan estimates that 2,100 people would be required at steady state production of 100,000 tpm from the Middle Elsburg, and that does not include shaft and surface activities. The Middle Elsburg manpower requirements are summarized in Table 18-7. As of April 26, 2007, EMC has a total of 496 persons working on the rehabilitation project.

TABLE 18-7 MIDDLE ELSBURG MINING MANPOWER REQUIREMENTS
First Uranium Corporation – Ezulwini Project

Year	Stoping	Development	Services	Total
1	116	44	68	228
2	381	143	224	748
3	530	199	312	1,041
4	626	235	369	1,230
5	765	287	451	1,503
6	852	320	502	1,674
7	838	314	494	1,647
8	948	356	559	1,863
9	1,080	405	636	2,121

OPPORTUNITIES FOR IMPROVEMENTS

As noted by RSV, the resource grade in the shaft pillar area is lower than the mill head grade in the areas immediately adjacent to the shaft pillar. Further analysis of the information may permit an increase in the estimated ore grade from the shaft pillar. The initial mining of the destress cut will also provide information to improve the accuracy of the forecasted grade from the shaft pillar area.

Scott Wilson RPA notes that the forecast production grade for gold and uranium from the Middle Elsburg areas is lower than the resource grade and Scott Wilson RPA is of the opinion that there may be potential to generate mill grades in excess of those forecast in this study.

Within the mining area, there are opportunities to implement actions to improve the Project. The inferred resource covers a large area and it may be possible to increase production by developing and commencing mining in additional areas. The Ezulwini shaft does not have the capacity for additional hoisting, but it may be possible to gain access to other underutilized shafts in the immediate area. Those shafts are connected to the Project and have in past been used to hoist ore from the Ezulwini Mine. Or, additional hoisting capacity could be obtained through deepening of the ventilation shaft and installation of a skipping hoist, or a complete new shaft could be developed. The

development of a new shaft would have the advantage of bottom access so that it could be bored rather than sunk, decreasing the cost and the time to complete the shaft.

With the recent uranium price increases, there may also be opportunities to improve the project cash flow by re-examining the ratio of gold plant feed to uranium plant feed to maximize cash flow.

MINERAL PROCESSING

Recovery of gold and uranium will be accomplished by processing on site through the construction of facilities similar to those that existed in the past on the same site. The gold plant will, at full capacity, treat 200,000 tons per month of ore and will consist of the following process steps:

- SAG milling of underground ore to 75% -75 µm with four SAG mills grinding all of the mill feed
- Dilute cyclone overflow (20% solids)
- Gravity recovery from cyclone underflow material
- Pre-leach thickening
- Cyanidation in seven tank hybrid carbon-in-leach circuit
- Gold adsorption onto activated carbon and stripping via Zadra elution
- Carbon regeneration in horizontal electric kiln
- Gold electrowinning and smelting
- Tailings disposal to conventional slimes dam

Because of the treatment of the two different ore types, the plant layout has two sets of silos. Two 3,700 tonne silos are dedicated to Upper Elsburg ore and one 7,400 tonne silo is dedicated to Middle Elsburg ore. It is anticipated that two mills will always be dedicated to Middle Elsburg ore, whilst the other two mills may operate on either Upper Elsburg ore or Middle Elsburg ore. This silo configuration provides flexibility in terms of feeding Middle Elsburg ore to two, three or four mills, thus allowing the mine to respond to the expected rise in the price of uranium.

Gold recovery is forecast to be 95.5%, with 30% to 40% of the gold recovery in the gravity circuit.

The Ezulwini uranium plant will, at full capacity, treat 100,000 tonnes per month of ore, and where appropriate it will be designed as two 50,000 tonnes per month modules and will consist of the following process steps:

- Pre-leach filtration
- Agitated, atmospheric, heated, sulphuric acid leaching
- Six stage counter current decantation (CCD) of leached slurry
- Clarification of pregnant leach solution (PLS) from CCD
- Neutralization of CCD tailings and pumping to the gold plant
- Ion exchange (IX) processing of the PLS
- Solvent extraction (SX) of the uranium from the IX eluate
- Precipitation and washing of ammonium di-uranate from the OK liquor from SX

The Middle Elsburg (ME) ore is processed for both gold and uranium in a reverse leach process with uranium leached first and gold second. The U_3O_8 recovery is forecast to be 80%.

The ME ore is ground and thickened in the gold plant and the feed to the uranium plant is received from the pre-leach thickener underflow. This underflow must be further dewatered before feeding to the uranium leach to allow a satisfactory water balance over the whole process. Horizontal belt vacuum filters have been selected for this duty. The horizontal belt filter installation will comprise two modules of 50,000 tonnes per month each.

Test work is scheduled on samples being collected from the Ezulwini ME ore to determine whether the ore is amenable to paste thickening. This may offer a cost advantage of the combination of high rate thickening and filtration.

Minxcon reported that historically the ore mix from the shaft yielded one lb uranium per tonne of ore processed (that is a recovery of 373 g/t). The average recovery factor was 80% and the average head grade was 466 g/t. Scott Wilson RPA notes that from Annual reports spanning the period from 1985 to 1997 (excluding 1987 as no data was found for that year) the recovered grade for uranium ranged from 0.3 to 0.53 kg/t and the average recovered grade of uranium oxide was 0.44 kg/t. The annual reports reviewed by Scott Wilson RPA did not contain head grade information. The processing plant that was previously used to process the ore was dismantled after the mine was placed on care and maintenance in 2002.

Since November 2006 the market has indicated a significant appetite for uranium, which has prompted First Uranium to consider options for increasing the split of production from the Middle Elsburg uranium bearing reef. An option to increase the plant flexibility to accommodate a blend of up to 150 ktpm from the Middle Elsburgs and 50 ktpm from the Pillar (instead of 1:1), was included to allow a higher uranium processing rate option if this proved to be more profitable. The additional 50 ktpm Uranium module that would be required has not been added to the capital costs, but the plant infrastructure changes required to facilitate a seamless addition of this module have increased the capital costs by $4.18 million.

Existing facilities in the mine infrastructure exist to keep the gold and gold/uranium ores separate from the mine ore passes through to the surface stockpiles. Gold ore will be treated just for gold while the uranium/gold ores will first be treated for the recovery of uranium after which the residue will be leached for gold recovery. This separation reduces the processing costs as not all of the mine tonnage needs to be treated for uranium recovery.

Installation of a primary jaw crusher is included in the plans. The crusher may be installed underground.

There may be an opportunity to generate gold production sooner by toll milling at the nearby Harmony mill. Initial plans were to custom mill gold and uranium ores at underutilized mills in the area. However, MDM estimates that the first portion of the gold plant will be ready in April 2008, so that only minor amounts of custom milling will be necessary. MDM estimates that the uranium plant will be ready by August 2008, thus decreasing the requirement for custom milling.

The recovery process is illustrated in Figure 18-6.

Figure 18-6


First Uranium Corporation
Ezulwini Project
South Africa
Process Flow Sheet
Middle Elsburg Ore
Upper Elsburg Ore
Ore Stockpile
Ore Stockpile
Semi Autogenous Milling
Semi Autogenous Milling
G
Recove
Thickening
Thickening
Dewatering Filtration
Raffinate
Hot acidic Leach
Solvent Extraction
Pregnant Liquor
Filtration
OK Liquor
ADU Precipitation Wash and Calcine
U_3O_8
Uranium Plant
Neutralisation
Loaded Carbon
Carbon in Leach
Elution
Regenerated Carbon
Residue Disposal

May 2007

OPPORTUNITIES FOR IMPROVEMENT

The plant design is based upon the design and equipment formerly installed at the site. The main changes as a result of additional plant engineering were a change to counter current decantation instead of filtering in the uranium circuit and the inclusion of bins and feeders such that feed from either bin can be fed to either the uranium or the gold circuit. This latter change increases the operational flexibility and allows milling of more of one feed stream or the other depending upon the ore availability and metal prices.

If additional ore could be hoisted it would be necessary to either improve the plant throughput to exceed the design capacity of 200,000 tpm or to enter into agreements with the owners of local under utilized concentrators to process additional ore.

The uranium plant capacity could be increased if the expected uranium and gold prices made treating only Middle Eslburg mineralization more profitable. The production schedule generated for this initial assessment should be reviewed to maximize the project return through an increase in the proportion of the production from the Middle Elsburg through periods of high uranium price. The current trend in uranium prices may favour more emphasis on mining of the Middle Elsburg.

MARKETS

GOLD

Gold is freely traded, at prices that are widely known, so that prospects for sale of any production are assured. Scott Wilson RPA used a gold price of $500 per ounce for the Base Case. The price of gold on April 30, 2007 as posted on Kitco was $680.00 per ounce.

URANIUM

Uranium is freely traded but the number of buyers and sellers is much smaller than for gold. The uranium is expected to be sold under contract to a processor. There is a uranium processor operating in South Africa and it has in the past received concentrates from Ezulwini. Discussions between First Uranium and Nuclear Fuels Corporation Limited indicate that concentrate specifications have not changed significantly from those applicable when the plants in question last produced uranium concentrates but there are no contracts in place. There have also been discussions with other uranium processors outside of South Africa. The concentrates that will be produced are generally transported in drums from the mine to a conversion facility, and this transportation does not pose any special problems.

The world wide uranium market was approximately $5 billion in 2005 compared to the gold market which was $57 billion. Half of the world's mine production comes from Canada (28%) and Australia (22%). South Africa currently accounts for only 1.8% of the total production. World production of uranium in 2005 was 91,700 M lb (41,609 Kt). The top six uranium producers yield 77% of the world production.

The most common commercial use for uranium is fuel for nuclear power plants. The demand for uranium is directly proportional to the level of electricity generated by nuclear power plants, which in turn is driven by the future global consumption of electricity. According to the Energy Information Administration's International Energy Outlook 2006 (base case), world net energy consumption will more than double before 2030. There are 442 operable, commercial nuclear power plants that currently supply approximately 16% of the world's electricity production. There are another 28 plants under construction, 62 planned, and 160 proposed. The World Nuclear Association (base case) projects that reactor related demand will increase by more than 65% by 2030, up to 110,776 tonnes of required uranium.

In 2005, the uranium consumption exceeded mine supply by about 36%. The deficit is filled from secondary sources including reprocessed spent fuel, government and

civilian stockpiles, and the conversion of highly enriched uranium from nuclear weapons. These secondary supplies accounted for 46% of requirements in 2004.

According to the pricing information published by Ux Consulting Company, from relative highs of more than $40/lb in the late 1970s, U_3O_8 prices have dipped dramatically reaching a low of $7/lb at the end of 2000. Since then price levels have more than recovered, surpassing the previous historical high.

There is currently no regulated commodity market underwritten by a market maker for the various components of nuclear fuel. Utilities typically purchase uranium pursuant to contracts with producers on either a medium (less than 5 years) or long term basis with the delivery of the uranium generally commencing two to three years after the date of the contract. Pricing formulas are complicated and generally remain confidential and undisclosed to the public.

Utilities may also purchase uranium through spot and near term purchases from traders and producers. Demand in the spot market was approximately 27 millions pounds of U_3O_8 in 2005. Utilities usually buy fuel through contracts with various supplies at each stage of the uranium processing stages. Depending upon the stage at which the uranium is purchased the utility will be responsible for any remaining processing.

Scott Wilson RPA used a U_3O_8 price of $50.00 per pound for the base case analysis. On April 23, 2007 the price of U_3O_8 as published by Ux Consulting was $113.00 per pound.

CURRENCY

Scott Wilson RPA used a currency exchange rate of R:US$ = 7.4:1 for the base case economic analysis. On April 30, 2007, the exchange rate was R:US$ = 7.03:1 as reported by the Bank of Canada.

CONTRACTS

There are no contracts in place for mining, concentrating, smelting & refining, transportation & handling or sales. The main contracts in place include:

- Murray & Roberts have the contract for the shaft rehabilitation;
- MDM has the contract for detailed engineering of the gold and uranium plants;

Contracts to be negotiated include:

- EPCM for the gold and uranium plant is being negotiated with MDM;
- A tentative sales agreement for uranium;
- A labour contract for the work force.

ENVIRONMENTAL CONSIDERATIONS

An environmental management program (EMP) was submitted to the DME in October 2005 in respect of the Ezulwini Project. The mining licence is based upon the approval of an EMP which is generated from an EIA. Simmers has received approval of the EMP Report, which includes the previously approved closure plan for the No. 4 Shaft (that approval was obtained by Harmony when it planned to cease pumping and complete the mine closure). First Uranium has applied to the South African Department of Water Affairs and Forestry for the water licence and is awaiting approval. An application for a Certificate of Registration (COR) for the operation of a uranium processing plant was submitted to the South African National Nuclear Regulator on 18 July 2006. EMC received a response from the South African National Nuclear Regulator on 15 August 2006 detailing various outstanding information requirements. Whilst most of these requirements have been addressed, there are still several requirements outstanding which include specific radiation protection advisory services. Malepa Holdings has been mandated to provide the necessary radiation protection advisory services and will submit the outstanding information required to the National Nuclear Regulator by the end of May 2007.

WATER

Dewatering of the No. 4 shaft continues with about 65 million litres per day (Mlpd) pumped from the mine. In 2005, the South Deep Mine completed works to separate the two mines so that dewatering of the No 4 shaft is not necessary for the South Deep Mine operations. The dewatering of the Gemsbokfontein western subcompartment of the Dolomite structures commenced in 1986 to reduce the increase in extraneous water from the dolomites into the underground workings at the No. 4 shaft.

Precautions were taken to safeguard surface ground movement anticipated in 1986. The monitoring program continues with daily monitoring of the status of ground movement in the affected areas.

Dewatering has decreased from 150 Mlpd to the current 65 Mlpd and, should dewatering continue, it is expected to reduce to approximately 48 Mlpd over the next 10 years.

Ingress of water occurs from the workings on the 32, 33, and 41 levels and, to a lesser extent, below the 41 Level. Water is currently pumped from 50A, 41, and 33 levels. As water cascades through the old workings, it is polluted and the salt load increases. The water being pumped is a mixture of clean and polluted waters. It may be possible to separate the clean and polluted waters and generate revenue from the sale of clean water.

The water pumped from the mine is used as follows:

- 10 Mlpd is used to recharge the Gemsbokfontein East Dolomitic Subcompartment as required by an agreement with Rand Water.
- Makeup water of some 5 Mlpd is used for the mining service water circuit.
- 50 Mlpd is discharged to the Kleinwes Rietspruit under licence to DWA&F.

It is this latter component that is destined for treatment to potable standards. The water is planned for sale to Rand Water. These sales would recoup the cost of treatment and pumping from the mine. The latter would improve the return from the mining

operation. No potential benefit from the sale of water is included in this analysis. A similar proposal is currently being negotiated at Stilfontein Gold Mine, which, when concluded, will be used as a model to facilitate First Uranium's own negotiations. As of March 30, 2007, the Stilfontein Gold Mine water deal was still in process. Given the multitude of stakeholders involved, no guarantee can be given as to the expected timing for deal closure.

TAILINGS

There is an existing slimes storage dump on the property and that facility is ready for use. The existing slimes dam has a remaining lifespan of approximately 19 years.

LIABILITIES

As part of the REL Purchase Agreement, EMC assumed all of the liabilities for the areas purchased. EMC has established a new environmental trust fund (Fund) for the rehabilitation of the Ezulwini mining area. EMC is obligated, on an ongoing basis, to contribute to the Fund such amounts (or provide guarantees for such amounts acceptable to the South Africa Minister of Minerals and Energy) as shall be required in order to ensure that the total balance of the Fund (including the amount of any such guarantees) at any point in time shall be not less than the total amount which it is obliged to hold in the Fund at that point in time pursuant to any and all applicable laws and/or regulations and as agreed with the Minister from time to time, in respect of the rehabilitation of the Ezulwini mining area and or the immovable property subject to the REL Purchase Agreement and/or any other related environmental matter. EMC adjusted the closure costs during January 2007 to reflect the necessary inflationary adjustment as required by the DME. The inflationary adjustment increased the closure cost estimate by $0.4 from $4,676 to $5,076 as at March 30, 2007

If the amount of the total balance of the Fund (including the amount of any guarantees) is at any time less than the total obligation, EMC will not be permitted to make any payment or other distribution to its shareholders until such shortfall has been extinguished.

The environmental liability at and post closure of the mine has been estimated as shown in Table 18-8.

TABLE 18-8 CLOSURE AND POST CLOSURE ENVIRONMENTAL LIABILITIES
First Uranium Corporation – Ezulwini Project

Cost Component	Aspects included in costs	Cost $ '000s
Mining Infrastructure	Mine waste clean up Dewatering Rehabilitation of shaft area Rehabilitation of slimes dam and rock dumps Rehabilitation of surface and buildings	2,859
Rewatering Costs	Monitoring of water quality & ground stability Rehabilitation of sinkholes Underground infrastructure removal Rewatering management fees Further studies on the rewatering	1,209
After Closure Monitoring		608
Total Rehabilitation Costs		**4,676**
DME advised inflationary adjustment (as at March 30, 2007)		**400**
Total Rehabilitation Costs (as at March 30, 2007)		**5,076**

With the completion of the REL Purchase Agreement, REL transferred approximately $2.6 million into the Fund on March 2, 2007. The remaining $2.4 million has been provided for through a Bank Guarantee underwritten by Lombard Insurance Company, the Bank Guarantee incepted on January 1, 2007.

Under the REL Purchase Agreement, Simmers entered into a guarantee with REL on 12 December 2006 whereby Simmers irrevocably and unconditionally guaranteed to REL the performance by EMC of all of its obligations under the REL Purchase Agreement and the related REL Lease Agreement.

TAXES

Company taxes under South African legislation are 29% of profits after consideration of the tax shields of unredeemed capital and assessed losses. Scott Wilson RPA has

included these taxes in the economic analysis. The tax calculation assumptions were provided by Simmers.

A revised Mineral and Petroleum Resources Royalty Bill was recently introduced by the South African government for comment. The Bill provides for a royalty rate of 1.5% on yellowcake and 1.5% on refined gold. The royalties will be tax deductible. The Bill was open for comment until January 31, 2007. South African National Treasury is currently considering submissions made by interested parties. It is anticipated that royalties to the State would not become payable until 2009. The new order mining rights do include a provision for the application of royalties if imposed at some future date by the Government. No government royalties are included in the cash flow.

CAPITAL AND OPERATING COST ESTIMATES

The Project is a major project that will extend over a lengthy period. For the purposes of this report, the first four years were taken together to represent the pre-production period as the production exceeds 1.9 Mtpa after the fourth year. The life of mine (LOM) capital is summarized in Table 18-9.

The pre-production capital will be expended over a period of three and one half years. An estimate of the spending by quarters is included below in Figure 18-7. Years are taken as ending in March of each year such that Q4 2006 ends at March 31, 2007. The capital costs are taken from April 1, 2007, and sunk costs are not considered in the analysis. The sunk costs included in the initial technical report total $31.6 million covering operating costs, capital for the shaft refurbishing, purchase of the infrastructure and repayment of the Simmers debt.

TABLE 18-9 CAPITAL COSTS
First Uranium Corporation - Ezulwini Project

	Life of Mine ($ million)	Years 1-4 ($ million)	Year 5 to End ($ million)
Middle Elsburg	60.6	32.0	28.6
Shaft Pillar	22.5	22.5	0
Upper Elsburg	38.6	0.9	37.7
Water Management	5.1	3.1	2.0
Gold Concentrator	58.7	58.7	0
Uranium Concentrator	51.8	51.8	
First fill reagents	2.3	2.3	
Contingency	31.0	21.3	9.7
Total	**270.6**	**192.6**	**78.0**

The contingency estimate is based upon 5% on the concentrator cost estimates, 5% on the first fills and 20% on the remainder of the estimate. The lower contingency allowance on the concentrators reflects the increased level of engineering supporting the cost estimates and the plan to incorporate a portion of the contingency as an incentive (or penalty) applied to the EPCM contractor's margin.

FIGURE 18-7 PREPRODUCTION CAPITAL BY QUARTER


40
35
30
25
20
15
10
5
Capital Forecast ($ million)
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09
Q3 09
Q4 09
Date
Dec 06 Report
Current Forecast

MINE CAPITAL

The mine capital costs were generated from a listing of the necessary infrastructure upgrades and replacements and mine development from the output of the mine scheduling software that was used for production and development planning. Three metre by three metre level development was included at a cost of $1,622 per metre. There are capital cost allowances for repairs to the winders, cages, skips, and compressed air plant that total some $1.65 million and a provision of $5.34 million for a backfill plant. The $3.05 million for dewatering covers repairs to pipe columns, electrical lines, the sludge column, and the pump stations. The estimated mine capital related to the shaft pillar has increased by approximately $ 500,000 as orders are being placed and designs completed. At this stage it is still expected that the amount will not be exceeded. There has been no further engineering work to increase the accuracy of the estimate and therefore the 20% contingency remains unchanged. The cash flow has been adjusted and the late expenditure has been brought forward into the pre-production period.

GOLD CONCENTRATOR CAPITAL

The concentrator capital budget estimate has been completed by MDM and the costs are predominantly based on enquiries issued to the market. MDM considers the cost to be to 5.5% accuracy. The cost estimate for the 200,000 tpm capacity plant is $58.6 million plus $0.5 million for first fills. The cost estimate includes EPCM and contractor's margin but no contingency.

Capital costs for the various disciplines were estimated as follows:

Mechanicals

- Supplier quotations for all mechanical equipment ex Johannesburg.

Structural Steel & Plate work

- Supply and fabrication costs are based on steel and platework fabricators' quotations obtained in Johannesburg. Many suitable workshops exist that are capable of producing the fabricated steelwork.
- Tonnages are based on steelwork bill of quantities from preliminary designs and layout drawings.

Electrical

- Costs are based on bills of quantities taken from the layouts and have been priced using vendor quotations from South African suppliers.
- Costs include infrastructure such as HT reticulation lines and power requirements outside the plant fence line.

Piping and Valves

- Costs are based on material takeoffs and valve lists and prices are quoted out of South Africa.

Earthworks and Civils

- Costs are based on bills of quantities taken from layout drawings. Civil rates have been applied to these quantities.
- Costs are based on selected Earthworks and Civil Contractor's Rates with MDM supervision.
- Civil materials will be purchased locally.
- Civil construction tools have been included in the Contractor's Rates.

Transport

- The price is based on all mechanical and electrical equipment, piping, structural steel, piping and valves, and any other equipment being delivered ex works by a transport company.

Construction

- Costs are based on bills of quantities taken from layout drawings, Platework and Steelwork tonnages, Mechanical Lists, Electrical Lists, Pipework and Valve quantities.
- Costs are based on selected Construction Contractor Rates with MDM supervision.
- The Construction Contractor has included all construction tools, cranes and scaffold in the Contractor's Rates.

EPCM

- Prevailing industry rates applied to bills of quantities for the EPCM requirement.

Scott Wilson RPA has applied a 5% contingency to the concentrator capital estimate based upon the detailed level of the estimate and the plan to incorporate a bonus/penalty clause related to the use of contingency and the EPCM contractor's margin.

URANIUM CONCENTRATOR CAPITAL

The uranium concentrator capital budget estimate has been completed by MDM and the costs are predominantly based on enquiries issued to the market. MDM considers the cost to be to 7% accuracy. The cost estimate for the 100,000 tpm capacity plant is $51.8 million plus $1.8 million for first fills. The cost estimate includes EPCM and contractor's margin, but no contingency.

Since November 2006, the market has indicated a significant appetite for uranium, which has prompted First Uranium to consider options for increasing the split of production from the Middle Elsburg uranium bearing reef. An option to increase the plant flexibility to accommodate a blend of up to 150 ktpm from the Middle Elsburg and 50 ktpm from the Pillar (instead of 1:1), was included to allow a higher uranium processing rate option if this proved to be more profitable. The additional 50 ktpm

uranium module that would be required has not been added to the capital costs, but the plant infrastructure changes required to facilitate a seamless addition of this module increased the capital costs by $4.18 million.

Capital costs for the various disciplines were estimated as follows:

Mechanicals

- Supplier quotations for all mechanical equipment ex Johannesburg.

Structural Steel & Plate work

- Supply and fabrication costs are based on steel and platework fabricators' quotations obtained in Johannesburg. Many suitable workshops exist that are capable of producing the fabricated steelwork.
- Tonnages are based on steelwork bill of quantities from preliminary designs and layout drawings.

Electrical

- Costs are based on bills of quantities taken from the layouts and have been priced using vendor quotations from South African suppliers.
- Costs include infrastructure such as HT reticulation lines and power requirements outside the plant fence line.

Piping and Valves

- Costs are based on material takeoffs and valve lists and prices are quoted out of South Africa.

Earthworks and Civils

- Costs are based on bills of quantities taken from layout drawings. Civil rates have been applied to these quantities.
- Costs are based on selected Earthworks and Civil Contractor's Rates with MDM supervision.
- Civil materials will be purchased locally.
- Civil construction tools have been included in the Contractor's Rates.

Transport

- The price is based on all mechanical and electrical equipment, piping, structural steel, piping and valves, and any other equipment being delivered ex works by a transport company.

Construction

- Costs are based on bills of quantities taken from layout drawings, Platework and Steel work tonnages, Mechanical Lists, Electrical Lists, Pipework and Valve quantities.
- Costs are based on selected Construction Contractor Rates with MDM supervision.
- The Construction Contractor has included all construction tools, cranes and scaffold in the Contractor's Rates.

EPCM

- Prevailing industry rates applied to bills of quantities for the EPCM requirement.

Scott Wilson RPA has applied a 5% contingency to the uranium concentrator capital estimate based upon the detailed level of the estimate and the plan to incorporate a bonus/penalty clause related to the use of contingency and the EPCM contractor's margin.

INFRASTRUCTURE CAPITAL

The major infrastructure is in place and in many cases is simply in need of repairs or replacement of components, however, those components will be placed in existing buildings and there is a power supply system in place. In some cases, such as hoist ropes, there are spares on site, but replacement spares will be needed as items are replaced in preparation for production.

SURFACE FACILITIES PURCHASE

The purchase of the surface facilities purchase and the Simmers debt repayment have been completed and are considered part of the sunk costs and are not included in this assessment.

SUSTAINING CAPITAL

The major sustaining capital item is the ongoing capital development of the mine. This development is generated by the mine scheduling program and provides the haulage drives and capital stope development for ongoing production.

A $12.08 million allowance for infrastructure and concentrator improvements is included in year 11 as the production at that time is forecast to continue at a rate of up to 2.4 Mtpa and many of the facilities will be in need of upgrades and refurbishment. There is a contingency of 20% included in all capital in the plan.

The facilities at Ezulwini appear to be in good condition, but much of the equipment is now 40 years old. Except as noted above, there are no significant sustaining capital allowances for upgrading or replacement of the main mine infrastructure over the Project life.

WORKING CAPITAL

The analysis does not include an estimate of working capital, however, there will be a buildup of gold and uranium within the process plant and, in the case of the uranium, at the refinery. Estimates of the in process inventory and the lag between shipping and payment should be prepared in the next stage of the project evaluation.

OPERATING COSTS

The labour costs, expressed as the cost to the company, from the Buffelsfontein underground mine, a mine in the Simmers group, have been used in the Ezulwini labour cost estimates. Allowances for training and medical examinations and the costs associated with the mine's social and labour plan have also been included.

The mining method is conventional mining and the breakdowns for these costs are well documented and available from operations such as the Buffelsfontein underground gold mine. Table 18-10 shows the makeup of the estimated cost per tonne milled. These

costs are based on the total mine production rate of approximately 200,000 tpm. At significantly lower rates, the unit costs would be expected to be slightly higher.

Plant operating costs were estimated by MDM as part of their plant design work for the gold and uranium plants. The operating costs were estimated to be $4.32/tonne for the gold plant and $7.72/tonne for the uranium plant. On a pro-rata basis, the blended treatment plant cost estimate by MDM was $8.18/tonne compared to $9.69/tonne in the previous technical report. As the other costs have not been re-examined, the costs were not changed to reflect this favourable difference.

TABLE 18-10 OPERATING COSTS
First Uranium Corporation – Ezulwini Project

Parameter	Shaft Pillar plus Other Areas ($/t)
Skilled Labour	4.41
Semi Skilled Labour	15.01
HR Development	0.83
Power Costs	1.99
Pumping Costs	2.47
Underground Stores Costs	15.34
Services Stores Costs	1.94
Plant Treatment Costs	9.69
Other Costs	4.29
Overhead & Rehabilitation Provision	0.90
Total Costs	**56.87**

MANPOWER

The workforce of the Ezulwini Mine (not including processing plants) will grow to about 5,000 employees by year seven. Then there is a decrease as activity shifts in the mine, followed by an increase to about 5,800 employees for the balance of the mine life. Table 18-11 shows the mine manpower levels. Levels are projected to be flat after year 12.

TABLE 18-11 MANPOWER LEVELS
First Uranium Corporation – Ezulwini Project

	Years											
	1	**2**	**3**	**4**	**5**	**6**	**7**	**8**	**9**	**10**	**11**	**12**
Development			26	201	617	935	722	810	374	420	543	558
Environment		1	1	1	1	1	1	1	1	1	1	1
Finance		5	8	8	9	9	9	9	9	9	9	9
H&S		2	2	3	3	3	3	3	3	3	3	3
HR		9	10	10	10	10	10	10	10	10	10	10
ORM		4	4	4	4	4	4	4	4	4	4	4
Pumping	12	49	49	48	48	48	48	48	48	48	48	48
Shaft	15	65	109	235	485	688	668	702	493	514	607	678
Stope		2	257	879	1,658	2,438	3,269	3,229	2,959	3,020	3,435	4,125
Survey		36	49	49	49	49	49	49	49	49	49	49
T&T		8	46	57	167	258	273	228	163	167	190	273
Water Management		54										
Development Preparation		73										
Mine Total	**27**	**308**	**561**	**1,495**	**3,051**	**4,443**	**5,056**	**5,093**	**4,113**	**4,245**	**4,899**	**5,758**

In 1993, the mine employed 1,693 persons on surface and 7,081 underground for a total of 8,774, including 359 persons attributed to the South Deep project (no longer part of this mine).

Simmers has presented a Social and Labour Plan (SLP) as part of their application for the Ezulwini mining rights. The SLP was submitted on the basis of the work planned in the shaft pillar and Middle Elsburg zones. The SLP includes commitments, training, and career progression plans with the objective of having 40% Historically Disadvantaged South Africans (HDSA) in management by 2010. There is a further goal to have 10% women in the mining workforce.

The Ezulwini Mine intends to recruit new employees on the basis of a Living-out Allowance to employees who do not reside in the EMC-sponsored accommodation. It is not the owner's plan to provide on site housing for employees and the mine will discourage the development of unsustainable settlements in the area of the mine.

The objective of the above-stated scheme is to encourage and give the employees who do not want to reside in the company accommodation the option to reside where and with whom they wish, near their place of work, and to act as a housing subsidy for both home-ownership and rental options.

An annual amount of 3.5% of the wage bill will be committed to human resources development initiatives at the Ezulwini Mine. The activities that will be included:

- Technical training;
- Accelerated development of HDSA employees;
- Succession and career path training;
- Organizational development and transformation training;
- Diversity training;
- Mentor training; and,
- ABET (Adult Basic Education and Training).

PROJECT SCHEDULE

The shaft pillar resource estimate has now been completed and shaft refurbishing is underway to provide security of shaft access. Mine dewatering continues. Workings will be reopened and rehabilitated to assess conditions throughout the mine and to permit sampling to confirm resource estimates and access for diamond drilling.

Mining will commence with shaft pillar extraction to generate mill feed and enhance mine stability. Ore will be produced from the Upper Elsburg area starting in October 2007, while ore production from the Middle Elsburg will commence in April 2008.

Design of the gold and uranium plants is underway and MDM estimates that the first portion of the gold plant will commence operations in April 2008, with completion of the first grinding mill. The balance of the gold plant will be completed in the second half of 2008. The first module of the uranium plant will be ready in August 2008 and the second module will be complete in December 2008.

The project milestones are shown in Figure 18-8.

FIGURE 18- START-UP MILESTONES



2007
2008
2009
Construction & Development
Shaft Repairs and Develop Shaft Pillar
$22.5 M
Upper Elsburg Equip Purchase & Dev
$0.9 M
Water Management
$3.1 M
Middle Elsburg Equip Purchase & Dev
$32.0 M
Construct Uranium Plant
$51.8 M
Construct Gold Plant
$58.7 M
First Fills
$2.3 M
Contingency
$21.3 M
Production
Toll Mill Gold Ore
Milling On Site
Ore Source
Upper Elsburg
Middle Elsburg

ECONOMIC ANALYSIS

An after-tax Cash Flow Projection has been generated from the Life of Mine production schedule and capital and operating cost estimates, and is summarized in Table 18-12. A summary of the key criteria is provided below.

ECONOMIC CRITERIA

REVENUE

- Up to 200,000 tpm mining from underground.
- Mill recovery of gold of 95.5% and recovery of U_3O_8 of 80%, based upon previous operating history.
- Gold payment is based upon 100% payment less a refining charge of $120,000 per year plus $0.50 per ounce.
- Exchange rate US$1.00 = R7.40.
- Metal price: US$500 per ounce gold and $50 per pound U_3O_8.
- Revenue is recognized at the time of production.

COSTS

- Pre-production period is about 12 months, but full production is attained in the fourth year.
- Mine life: 18 years.
- Life of Mine production plan as summarized in Figure 18-5 and Table 18-5.
- Mine life capital totals $271 million, including a contingency, on all aspects excluding the plants
- Average operating cost over the mine life is $56.87 per tonne milled.

CASH FLOW ANALYSIS

Considering the Project on a stand-alone basis, the undiscounted after-tax cash flow totals $818 million over the mine life, and simple payback occurs after approximately 4.4 years.

The IRR is 32% and the NPV at discounts rates of 5%, 8%, and 10% is $462, $332, and $267 million, respectively.

The Total Cash Cost is US$234 per ounce of gold, including a credit of $153 per ounce for U_3O_8 revenue. The mine life capital and royalty unit cost is US$52 per ounce,

for a Total Production Cost of US$286 per ounce of gold. Average annual gold production during operation is 290,000 ounces per year and the average U_3O_8 production is 888,000 pounds per year.

On a co-product basis, with the capital and operating costs apportioned to the metal production based on the revenue, the operating cost is $297 per ounce of gold plus the capital cost of $40 per ounce for a total cost of $337 per ounce of gold. The U_3O_8 operating cost is $29.70 per pound plus the capital cost of $4.00 per pound for a total cost of $33.70 per pound of U_3O_8.

The economic analysis contained in this report is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserve development, production, and economic forecasts on which this preliminary assessment is based will be realized.

TABLE 18-12 AFTER-TAX CASH FLOW PROJECTION

First Uranium Corporation - Ezulwini Project

		Year ends in March Mar-07	Mar-08	Mar-09	Mar-10	Mar-11	Mar-12	Mar-13	Mar-14	Mar-15	Mar-16	Mar-17	Mar-18	Mar-19	Mar-20	Mar-21	Mar-22	Mar-23	Mar-24	Mar-25	Total
PRODUCTION	Gold Ore tonnes 000		93	196	736	1,186	1,243	1,091	759	806	908	1,236	1,236	1,236	1,236	1,236	1,236	1,236	1,236	1,232	18,138
	Recovered Grade g/t Au		5.94	7.99	6.99	6.81	6.88	6.58	6.82	6.75	6.68	6.71	6.65	6.32	6.32	6.32	6.27	5.98	5.98	5.99	6.48
	18																				
	Uranium Ore tonnes		-	410	725	784	943	1,077	981	951	1,105	1,158	1,159	1,159	1,159	1,159	1,159	1,159	1,159	1,159	17,404
	Recovered Grade g/t Au			3.66	3.32	3.24	3.16	2.99	2.56	2.36	2.35	2.35	2.35	2.35	2.35	2.35	2.35	2.35	2.35	2.35	2.55
	Recovered Grade g/t U3O8			372	377	378	382	392	413	428	429	429	429	429	429	429	429	429	429	429	417.11
	Recovered Gold Grade by Simmers		6.28	8.44	7.39	7.20	7.27	6.95	7.08	6.75	6.68	6.71	6.65	6.32	6.32	6.32	6.27	5.98	5.98	5.99	
	Mill Feed tonnes 000	-	93	606	1,461	1,970	2,186	2,168	1,740	1,757	2,014	2,394	2,395	2,395	2,395	2,395	2,395	2,395	2,395	2,391	35,542
	Grade g/t Au	0.00	6.22	5.30	5.41	5.64	5.52	5.02	4.63	4.58	4.50	4.82	4.78	4.61	4.61	4.61	4.58	4.42	4.42	4.42	4.77
					122	164	182	181	145												
REVENUE	Total Contained Gold oz 000	-	19	103	254	357	388	350	259	259	291	371	368	355	355	355	352	340	340	340	5,456
	Gold Recovery	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%
	Recovered Gold oz 000	-	17.8	98.6	242.9	341.3	370.5	334.1	247.2	246.9	278.3	354.0	351.5	338.7	338.7	338.7	336.4	325.1	325.1	324.8	5,210.7
	Gold Price $/oz	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	499.12
	Refining Cost $ '000s		29	109	241	291	305	287	244	243	259	297	296	289	289	289	288	283	283	282	4,605
	Gold Revenue $ 000,000	-	8.9	49.2	121.2	170.4	184.9	166.8	123.3	123.2	138.9	176.7	175.5	169.0	169.0	169.0	167.9	162.3	162.3	162.1	2,601
	Contained U3O8 000 lbs		-	419.4	753.2	815.4	991.8	1,161.4	1,116.5	1,119.7	1,304.7	1,366.1	1,367.5	1,367.5	1,367.5	1,367.5	1,367.5	1,367.5	1,367.5	1,367.5	19,988
	U3O8 Recovery		80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	
	Recovered U308 000 lbs		-	335.5	602.6	652.3	793.4	929.1	893.2	895.8	1,043.8	1,092.9	1,094.0	1,094.0	1,094.0	1,094.0	1,094.0	1,094.0	1,094.0	1,094.0	15,990
	U3O8 price $/lb	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00
	Refining Cost																				-
	U3O8 Revenue $000,000		-	16.78	30.13	32.61	39.67	46.46	44.66	44.79	52.19	54.64	54.70	54.70	54.70	54.70	54.70	54.70	54.70	54.70	800
	Gross Revenue $ 000,000	-	8.86	65.95	151.34	202.99	224.62	213.24	168.00	168.00	191.10	231.36	230.16	223.74	223.74	223.74	222.62	216.99	216.99	216.81	3,400.25
	$/tonne		95.24	108.83	103.56	103.04	102.75	98.36	96.55	95.61	94.90	96.66	96.11	93.44	93.44	93.44	92.97	90.62	90.62	90.67	95.67
OPERATING COSTS	Total R 000,000		135.6	374.2	626.1	819.6	856.5	803.2	691.0	723.0	743.9	863.4	905.4	929.0	973.9	1,013.6	1,047.3	1,071.6	1,072.1	1,072.1	
	Total $ 000,000		18.3	50.6	84.6	110.8	115.7	108.5	93.4	97.7	100.5	116.7	122.4	125.5	131.6	137.0	141.5	144.8	144.9	144.9	1,989
	FX R:$US	7.40	7.40	7.40	7.40	7.40	7.40	7.40	7.40	7.40	7.40	7.40	7.40	7.40	7.40	7.40	7.40	7.40	7.40	7.40	7.40
	Total $/tonne		196.98	83.45	57.90	56.22	52.95	50.07	53.67	55.61	49.92	48.74	51.09	52.43	54.96	57.20	59.10	60.47	60.50	60.59	55.97
	Rehabilitation Provision $ '000,000		0.02	0.02	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.16
	Corporate & Overhead $ '000,000		1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76	1.76	31.62
	Operating Cash Flow $ '000,000		(11.24)	13.61	65.0	90.5	107.1	102.9	72.9	68.5	88.8	112.9	106.0	96.4	90.4	85.0	79.3	70.4	70.3	70.2	1,379.1
CAPITAL COSTS	Project Capital $ '000,000		118.82	43.66	11.96	18.17	12.40	15.63	11.77	7.15	4.63	3.98	3.98	3.57	3.03	3.03	2.13	2.13	2.13	2.45	270.6
195.57	Total $ '000,000	-	118.82	43.66	11.96	18.17	12.40	15.63	11.77	7.15	4.63	3.98	3.98	3.57	3.03	3.03	2.13	2.13	2.13	2.45	270.6
Taxation	Unredeemed Capex $ '000,000	-	31.63	164.85	211.38	179.52	125.18	42.98	-	-	-	-	-	-	-	-	-	-	-	-	
	Total Capex Allow - Tax $ '000,000	20.63	153.61	224.99	244.48	215.64	150.09	62.91	11.77	7.15	4.63	3.98	3.98	3.57	3.03	3.03	2.13	2.13	2.13	2.45	
	Unredeemed Capex - Tax $ '000,000	31.63	164.85	211.38	179.52	125.18	42.98	-	-	-	-	-	-	-	-	-	-	-	-	-	
	Capex Redeemed - Tax $ '000,000		(11.24)	13.61	64.96	90.47	107.11	62.91	11.77	7.15	4.63	3.98	3.98	3.57	3.03	3.03	2.13	2.13	2.13	2.45	
	Profit Subject to Tax $ '000,000	-	-	-	-	-	-	40.02	61.09	61.39	84.19	108.95	102.07	92.87	87.34	81.97	77.19	68.28	68.21	67.71	
	Tax Percentage	29%	29%	29%	29%	29%	29%	29%	29%	29%	29%	29%	29%	29%	29%	29%	29%	29%	29%	29%	
	Tax Payment $ '000,000	-	-	-	-	-	-	11.61	17.72	17.80	24.42	31.59	29.60	26.93	25.33	23.77	22.39	19.80	19.78	19.64	
	Operating Profit After Tax	(10.99)	(11.24)	13.61	64.96	90.47	107.11	91.32	55.14	50.73	64.40	81.33	76.44	69.51	65.04	61.23	56.94	50.61	50.56	50.52	

			Year ends In March																				
			Mar-07	Mar-08	Mar-09	Mar-10	Mar-11	Mar-12	Mar-13	Mar-14	Mar-15	Mar-16	Mar-17	Mar-18	Mar-19	Mar-20	Mar-21	Mar-22	Mar-23	Mar-24	Mar-25	Total
CASH FLOW	State Royalty Au	0%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	State Royalty U	0%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
																						-
	Net Cash Flow $ '000,000			(130.06)	(30.05)	53.00	72.30	94.71	75.69	43.37	43.58	59.78	77.35	72.47	65.94	62.01	58.20	54.81	48.48	48.43	48.07	818.1
	Cumulative $ '000,000			(130.06)	(160.11)	(107.11)	(34.81)	59.90	135.59	178.97	222.55	282.33	359.68	432.15	498.09	560.10	618.30	673.11	721.59	770.01	818.09	
	Total Cash Cost $/oz			1,130.7	531.0	355.6	329.7	317.2	330.1	384.9	402.9	367.5	334.5	353.1	375.9	393.8	409.7	425.9	450.8	451.0	451.5	387.9
	Uranium credit			-	(170.2)	(124.0)	(95.5)	(107.1)	(139.0)	(180.7)	(181.4)	(187.5)	(154.4)	(155.6)	(161.5)	(161.5)	(161.5)	(162.6)	(168.2)	(168.2)	(168.4)	(153.4)
	Capital/Royalty Cost $/oz			6,685.8	443.0	49.2	53.2	33.5	46.8	47.6	28.9	16.6	11.2	11.3	10.5	8.9	8.9	6.3	6.6	6.6	7.5	51.9
	Total Production Cost $/oz			7,816.6	803.8	280.8	287.3	243.5	237.9	251.9	250.4	196.6	191.4	208.8	224.9	241.3	257.1	269.7	289.1	289.4	290.7	286.4
				Base																		
	IRR		32%	26%																		
	NPV	5%	$462	$367																		
		6%	$414	$326																		
		7%	$371	$290																		
		8%	$332	$258																		
		9%	$298	$229																		
		10%	$267	$203																		

SENSITIVITY ANALYSIS

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities:

- Metal prices, metallurgical recovery, and head grade (gold and uranium)
- Exchange rate
- Operating costs (Total Cash Cost)
- Pre-production capital costs

IRR sensitivity over the base case has been calculated for -20% to +20% variations, except for uranium price where a ±37.5% range was used. The revenue for each metal is proportional to the product of price times head grade times metallurgical recovery. Therefore, the sensitivity is shown as a single item where the change in the variable is the sum of the changes to the price, metallurgical recovery, and head grade. The sensitivities are shown in Table 18-13 and Figure 18-9.

TABLE 18-13 SENSITIVITY ANALYSIS
First Uranium Corporation - Ezulwini Project

Sensitivity to Gold Price/Grade/Recovery

Gold Price ($/oz)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
400	465	240	210	182	158	136	116
425	550	295	260	229	201	176	154
450	638	350	311	276	245	217	192
500	**818**	**462**	**414**	**371**	**332**	**298**	**267**
550	1,000	575	517	466	420	379	342
575	1,092	632	569	513	464	420	380
600	1,183	688	621	561	508	460	418

Sensitivity to Operating Cost

Oper Cost ($/tonne)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
46.9	1,047	588	527	472	423	380	341
49.2	989	557	498	446	400	359	322
51.4	932	525	470	421	378	339	304
56.0	**818**	**462**	**414**	**371**	**332**	**298**	**267**
60.5	704	399	357	320	287	257	230
62.8	647	368	329	295	264	236	212
65.0	590	336	301	270	241	216	193

Sensitivity to Capital Cost

Cap Cost ($ million)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
216	851	493	444	400	361	327	296
230	842	485	436	393	354	319	288
244	834	477	429	385	347	312	281
271	**818**	**462**	**414**	**371**	**332**	**298**	**267**
298	802	447	399	356	318	283	253
311	794	440	391	349	310	276	246
325	786	432	384	341	303	269	238

Sensitivity to Uranium Price/Grade/Recovery

U_3O_8 Price ($/lb)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
31	609	336	299	265	235	209	185
38	678	378	337	300	268	238	212
44	748	420	375	335	300	268	240
50	**818**	**462**	**414**	**371**	**332**	**298**	**267**
56	888	504	452	406	365	328	294
63	958	547	491	441	397	357	322
69	1,028	589	529	476	429	387	349

Sensitivity to Currency Exchange Rate

Exchange R:US$	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
5.92	446	216	185	156	131	109	89
6.29	549	287	251	218	190	164	141
6.66	646	351	310	274	242	214	188
7.40	**818**	**462**	**414**	**371**	**332**	**298**	**267**
8.14	961	554	499	450	406	367	332
8.51	1,024	595	536	484	438	397	360
8.88	1,082	632	570	516	468	425	386

TABLE 18-14 METAL PRICE/NPV MATRIX
First Uranium Corporation - Ezulwini Project

U_3O_8 Price ($/lb)	Gold Price ($/oz) 350	400	450	500	550	600	650
			NPV @ 5%				
35	-$0	$144	$251	$361	$473	$586	$700
40	$48	$176	$284	$395	$507	$620	$733
45	$96	$208	$317	$428	$541	$654	$767
50	$135	$240	$350	$462	$575	$688	$801
55	$166	$273	$384	$496	$609	$722	$835
60	$198	$306	$417	$530	$643	$756	$869
65	$230	$339	$451	$564	$677	$790	$903
			NPV @ 6%				
35	-$12	$121	$220	$321	$425	$528	$632
40	$32	$150	$250	$352	$455	$559	$663
45	$75	$180	$280	$383	$486	$590	$694
50	$112	$210	$311	$414	$517	$621	$725
55	$140	$240	$342	$445	$548	$652	$756
60	$170	$270	$372	$475	$579	$683	$786
65	$200	$300	$403	$506	$610	$714	$817
			NPV @ 7%				
35	-$23	$100	$192	$286	$381	$476	$572
40	$17	$127	$220	$314	$409	$505	$600
45	$57	$155	$248	$342	$437	$533	$628
50	$91	$182	$276	$371	$466	$561	$656
55	$118	$210	$304	$399	$494	$589	$685
60	$145	$238	$332	$427	$522	$618	$713
65	$172	$266	$360	$455	$551	$646	$741
			NPV @ 8%				
35	-$32	$82	$168	$255	$342	$430	$518
40	$5	$107	$193	$280	$368	$456	$544
45	$41	$132	$219	$306	$394	$482	$570
50	$72	$158	$245	$332	$420	$508	$596
55	$97	$183	$270	$358	$446	$534	$622
60	$123	$209	$296	$384	$472	$560	$648
65	$148	$235	$322	$410	$498	$586	$674
			NPV @ 9%				
35	-$40	$65	$146	$226	$308	$389	$470
40	-$7	$89	$169	$250	$331	$413	$494
45	$27	$112	$193	$274	$355	$436	$518
50	$56	$136	$217	$298	$379	$460	$541
55	$79	$160	$241	$322	$403	$484	$565
60	$103	$183	$264	$345	$427	$508	$589
65	$126	$207	$288	$369	$450	$532	$613
			NPV @ 10%				
35	-$48	$51	$126	$201	$276	$352	$427
40	-$17	$73	$148	$223	$298	$374	$449
45	$14	$94	$170	$245	$320	$396	$471
50	$41	$116	$192	$267	$342	$418	$493
55	$63	$138	$214	$289	$364	$440	$515
60	$85	$160	$236	$311	$386	$462	$537
65	$107	$182	$258	$333	$408	$483	$559

FIGURE 18-9 SENSITIVITY ANALYSIS


$600
$500
$400
$300
$200
$100
$0
NPV @ 8% (millions)
0.6
0.7
0.8
0.9
1.0
1.1
1.2
1.3
1.4
Factor of Change
Gold Price
Operating Cost
Capital Cost
Uranium Price
Exchange Rate

Note: The above graph and tables depict (100%) of the Ezulwini Project. First Uranium owns (indirectly) 90% of EMC.

19 INTERPRETATION AND CONCLUSIONS

Based on the Ezulwini site visit and review of the available data, Scott Wilson RPA offers the following interpretation and conclusions.

- The mineral resources, as presented, are estimated consistent with CIM guidelines.
- Mineral resources that are not mineral reserves do not have demonstrated economic viability.
- There is good potential to upgrade the inferred mineral resources to measured and indicated resources with underground development.
- There is good exploration potential in lateral reef extensions and at depth in reefs that have not yet been exploited.
- Based upon the planning work to date and the assumptions in this initial economic assessment, the Ezulwini mine has the potential to be reopened and to become a producing gold and uranium operation.
- Considering the Project on a stand-alone basis and based upon capital costs of $271 million, operating costs of $56.87 per tonne and metal prices of $500/oz for gold and $50/lb for uranium concentrates, the Project has an IRR of 32% and an NPV at 8% of $332 million. The Project would generate some 5.2 million ounces of gold and 16 million pounds of uranium (U_3O_8) in concentrates over an 18 year period.
- The Total Cash Cost is $234 per ounce of gold including a credit of $153 per ounce for U_3O_8 revenue. The mine life capital and royalty unit cost is $52 per ounce, for a Total Production Cost of $286 per ounce of gold. Average annual gold production during operations is 290,000 ounces per year and the average U_3O_8 production is 888,000 pounds per year.
- The Project economics are most sensitive to gold price, head grade, and metallurgical recovery, followed by exchange rates, operating costs, uranium price and capital costs.
- The planned production includes material from the measured and indicated resources, as well as inferred resources. There is no assurance that inferred resources will be upgraded to become measured and indicated resources or mineral reserves. The initial economic assessment only utilizes approximately

14% of the inferred mineral resource so there is potential for further production beyond that used in this assessment.

- The mine is located in a major historic gold and uranium production area and has a history of past gold and uranium production. The mine is located immediately adjacent to the South Deep Mine and the mines in this area have tremendous lateral extent along the reefs.

- There is the potential to expand the mine output through the potential utilization of the underutilized shafts in adjacent mines. There are also underutilized concentrators in the vicinity of the Ezulwini Mine.

- An increase in the uranium price could make it more economically feasible to increase production from the Middle Elsburg, decrease production from the Upper Elsburg, and increase the throughput of the uranium plant.

- Further improvements to the Project economics may be realized through the sale of mine water to a local utility and the resultant reduction in mine pumping costs.

20 RECOMMENDATIONS

Scott Wilson RPA recommends that mine dewatering and shaft refurbishing continue and that planning for the development of the Ezulwini Mine be advanced. The refinement of estimates to prefeasibility study level and the upgrading of inferred resources are recommended so that a production decision can be made. Further, Scott Wilson RPA recommends that First Uranium undertake an exploration program with the objective of upgrading additional resources beyond the planned project to evaluate the potential for further expansion.

The following items are recommended for consideration as part of a prefeasibility study of the Project.

- Review and update, if necessary, the mine production schedule based upon the revised resource estimates in the shaft pillar area.
- As soon as practically possible, rehabilitate the Upper Elsburg section of the Ezulwini Mine to facilitate further exploration and the conversion of inferred resources to measured and/or indicated mineral resources.
- As soon as practically possible, rehabilitate the Middle Elsburg section of the Ezulwini Mine to facilitate further verification of the database in that area.
- Reconcile historic gold and uranium production to that predicted by diamond drilling and channel sampling.
- Continue the plant design process for the gold and uranium processing plants.
- Carry out more detailed work and explanation of the planned uranium recovery rate either through metallurgical testing or more detailed review of past production records.
- Include further plant details including general arrangements.
- Prepare separate production schedules, with the measured plus indicated resources carried in a separate schedule, and a further economic analysis with the inferred resources added as well.
- Provide additional capital detail for the mine and site infrastructure.

- Re-examine the Project schedule and provide more detail to ensure that critical items are not missed.

- Carry out further work on the sales of uranium concentrate to remain assured that a market is available in South Africa or to determine where concentrates may have to be shipped.

- Provide a clear trail of the changes and factors from the resource estimate through to the Life of Mine plan for all areas including a discussion of the unpay factors and/or pillars that will be required at depth.

- Review the rock mechanics and seismic risk factors associated with the Middle Elsburg deposit to ensure that the mine plan is consistent with the rock mechanics design criteria.

- Review the mine production schedule with regard to the mine production profile to reduce dips in the output over time.

- Ensure that a detailed assessment of the planned production areas has been undertaken to provide evidence to support the assumption that future mine production will be similar to past production.

- Pursue the possible sale of water to a local utility to reduce the mine operating costs.

- Determine the uranium price at which it is more profitable to achieve higher production from the Middle Elsburg Reef, decrease production from the Upper Elsburg, and operate the uranium plant at 200,000 tpm.

The cost of this recommended work is included in the cost estimates within the Preliminary Assessment in this report.

For further exploration beyond the current planned mining area, Scott Wilson RPA recommends:

- Phase 1 of the program includes diamond drilling approximately 30,000 m in 18 holes from surface and approximately 7,200 m from underground. The underground diamond drilling would be collared in rehabilitated headings in the Upper Elsburg workings. The Phase 1 program would drill the target on approximately 400 m by 400 m spacing.

- Contingent on success of the Phase 1 program, the Phase 2 program will comprise approximately 75,000 m of diamond drilling in 42 holes from

surface and approximately 16,800 m in 42 holes drilled from underground. Phase 2 would drill the target on approximately 200 m by 200 m spacing, which, considering the generally strong continuity in the Witwatersrand reefs, would likely be sufficient to upgrade a portion of the target to indicated resources.

- Concurrent with the Phase 2 diamond drilling, prefeasibility level studies will be carried out to examine the optimum systems of access, mining, mineral processing, and mineral economics.

The estimated cost of the work program to complete these recommendations is summarized in Table 20-1. The cost of these items is not included in the capital estimates incorporated in the Ezulwini preliminary assessment work.

TABLE 20-1 EXPLORATION PROGRAM - MIDDLE ELSBURG
First Uranium Corporation - Ezulwini Project

Item	Units	Cost/Unit ($)	Total Cost ($ 000s)
Phase 1			
Underground Rehabilitation	Lump Sum		1,000
Underground Diamond Drilling	7,200 m	150	1,080
Surface Drilling	30,000 m	150	4,500
Supervision/Technical Support	Lump Sum		300
Assays	16,000	30	480
Sub-Total Phase 1			**7,360**
Phase 2			
Underground Diamond Drilling	16,800 m	150	2,520
Surface Drilling	75,000 m	150	11,250
Supervision/Technical Support	Lump Sum		300
Assays	35,000	30	1,050
Prefeasibility Study	Lump Sum		300
Sub-Total Phase 2			**15,420**
Total Phase 1 & 2			**22,780**

21 REFERENCES

Allen I, Uranium Plant Predicted Treatment Cost at 50 kT and 100 kT per Month

Binns, V (2006): Uranium – A Longer Half Life, Merrill Lynch

DECTI Rating Agency, (2006); Confirmation of Accreditation, Ezulwini Mining Company (PTY) Ltd

Department of Minerals & Energy, May 12, 2006: Acceptance of Application

Department of Minerals & Energy, May 29, 2006: Grant of Application for Mineral Rights

Ezulwini (Pty) Limited, Application for a Nuclear Authorisation

Ferrara, D., (2006); Final Resource Model for the North Shaft, prepared by Lower Quartile Solutions for Simmer and Jack

Fisher J. et al (2006): Interim Report of the Buffelsfontein Slimes Dam Project, prepared by First Uranium South Africa.

Fisher J. (2005): Resource Classification NW Tailings Dams, a memorandum prepared for Gordon Miller, CEO, Simmer & Jack Mines Limited.

Frimmel H. E. & Minter W. E. L. (2002): Recent Developments Concerning the Geological History and Genesis of the Witwatersrand Gold Deposits, South Africa, in Society of Economic Geologists, Special Publication 9, 2002, p 17-45.

Harmony Gold Mines, December 2002; Addendum to Randfontein Estates Approved EMPR, Randfontein Operations No 4 Shaft Section, Environmental Management Programme Report

Harmony Gold Mining Company Limited Annual Report, 2006.

Johan Fourie & Associates, August 1, 2006: Strategic Plan for the Middle Elsburg Mine Production at 100 Kilotons per month Capacity; Environment Engineering Considerations

Johan Fourie & Associates; Detailed Environment Management program – Appendix to Main Document Emphasis on Actions Required During Span of Life of the Mine for Ezulwini Joint Venture Mine

Johan Fourie & Associates; Environment Management Program Emphasis on Financial Issues for Ezulwini Joint Venture Mine

Johan Fourie & Associates, June 1, 2006: Ezulwini (Pty) Limited Water Licence Application

K'Enyuka, July 2006: RSV Project 502/002, 100,000 tpm Uranium Plant, Control Budget Estimate for Simmer and Jack

Koelmans R. G. & McKnight C. (2006): Simmer and Jack Mines Limited, Ezulwini Mine Project, Technical Report prepared for Simmer & Jack Mines Limited by Read, Swatman & Voigt (Pty) Ltd.

Loo J. P. & Maharaj L. (2006): Laboratory Gold and Uranium Flotation Scoping Studies on Gold Slimes Dams Material, prepared for Simmer & Jack Mines Limited by Mintek.

McKnight C. et al (2006): Ezulwini Gold Project, Upper Elsburg Reefs Within the Shaft Pillar, Mineral Resource Evaluation, prepared by Horizon Blue Resources for Simmer & Jack Mines Limited.

McKnight C. et al (2007): Ezulwini Gold Project, Upper Elsburg Reefs Within the Shaft Pillar, Mineral Resource Evaluation Comparison, prepared by Horizon Blue Resources for Simmer & Jack (PTY) Ltd.

MDM Engineering Ltd, (2007); Ezulwini Gold Project - Control Budget Estimate Document – Process Plant and Associated Infrastructure

MDM Engineering Ltd, (2007); Ezulwini Uranium Project - Control Budget Estimate Document – Process Plant and Associated Infrastructure

Morgan Stanley (2005): Metals & Mining – Global Insights, p16-19

Read, Swatman & Voigt (Pty) Ltd.; (2007); Buffelsfontein and Ezulwini Uranium Options Studt Process Selection

Richardson, P. & Crane, J. (2006): Initiating Uranium Coverage: Bullish Long Term Prospects, Deutche Bank

Simmer and Jack Mines Limited (October 9, 2006): Consensus Equity Research Commodity and Exchange Rate Survey

Simmer & Jack Mines Limited (May 1, 2005): Application for a Mining Right in Terms of Section 22 of MPRD Act No 28 of 2002

Simmer and Jack Mines Limited (March 1, 2005): Social and Labour Plan

Symonds, M., (May 2005): Simmer and Jack 100,000 tpm Uranium Plant Scaling Exercise

Tucker R. F. & Viljoen R. P. (1986): The Geology of the West Rand Goldfield, with Special Reference to the Southern Limb, in Mineral Deposits of Southern Africa, Vols I&II, Geological Society of South Africa, Johannesburg, p 649-688.

Uren, J., October 2005, Social and Labour Plan: Ezulwini Mine

Valenta M., (2007); Evaluation of Buffelsfontein and Ezulwini Uranium Options Study, Process

Van Heerden D. & Odendaal N. J. (2006): Buffelsfontein Gold Mine, Northwest Province, South Africa, An Independent Audit of the Mineral Reserves, prepared for Simmer & Jack Mines Limited by Minxcon.

Van Heerden D., Martens F., & Odendaal J. (2006): Ezulwini Operation, Gauteng Province, South Africa, Review of the Mineral Resource and Mineral Reserve Classification Process at the Ezulwini Project, Middle and Upper Elsburg Section (Gold & Uranium), prepared by Minxcon for Simmer & Jack Mines Limited.

Western Areas Gold Mining Company Limited Annual Reports for 1980, 1981, 1986, 1989, 1991, 1992, 1993, 1995, 2005

22 SIGNATURE PAGE

This report titled "Technical Report Preliminary Assessment on the Ezulwini Project, Gauteng Province, Republic of South Africa" prepared for First Uranium Corporation originally submitted on November 8, 2006 and revised on December 5, 2006, and subsequently revised on May 9, 2007, was prepared and signed by the following authors:

(Signed & Sealed)

Dated at Toronto, Ontario
May 9, 2007

Wayne W. Valliant, P.Geo.
Consulting Geologist

((Signed & Sealed)

Dated at Toronto, Ontario
May 9, 2007

R. Dennis Bergen, P.Eng.
Consulting Mining Engineer

23 CERTIFICATE OF QUALIFICATIONS

WAYNE W. VALLIANT

I, Wayne W. Valliant, P.Geo., as an author of this report entitled "Technical Report Preliminary Assessment of The Ezulwini Project, Gauteng Province, Republic of South Africa", prepared for First Uranium Corporation, originally submitted on November 8, 2006 and revised on December 5, 2006, and subsequently revised on May 9, 2007, do hereby certify that:

1. I am an Associate Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2. I am a graduate of Carleton University, Ottawa, Ontario, Canada in 1973 with a Bachelor of Science degree in Geology.

3. I am registered as a Professional Geologist with the Association of Professional Geoscientists of Ontario (Reg.# 1175). I have worked as a geologist for a total of 33 years since my graduation. My relevant experience for the purpose of the Technical Report is:
    - Review and report as a consultant on more than thirty mining operations and projects around the world for due diligence and resource/reserve estimation
    - General Manager of Technical Services for corporation with gold mining operations and mine development projects in Canada and Latin America
    - Superintendent of Technical Services at three mines in Canada and Mexico
    - Chief Geologist at three Canadian mines, including two gold mines

4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I visited the Ezulwini Project on August 22-25, 2006 and on February 20-21, 2007.

6. I am responsible for Items 7 to 15 and 17 and contributed to Items 1, 2, 19, and 20 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 9th day of May, 2007

(Signed & Sealed)

Wayne W. Valliant, P. Geo.

R. DENNIS BERGEN

I, Raymond Dennis Bergen, P.Eng., as an author of this report entitled "Technical Report Preliminary Assessment of The Ezulwini Project, Gauteng Province, Republic of South Africa", prepared for First Uranium Corporation, originally submitted on November 8, 2006 and revised on December 5, 2006, and subsequently revised on May 9, 2007, do hereby certify that:

1. I am an Associate Engineer engaged by Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2. I am a graduate of the University of British Columbia, Vancouver, B.C., Canada in 1979 with a Bachelor of Applied Science degree in Mineral Engineering. I am a graduate of the British Columbia Institute Technology in Burnaby, B.C. Canada in 1972 with a Diploma in Mining Technology.

3. I am registered as a Professional Engineer in the Province of British Columbia (Reg.# 16064) and as a Licensee with the Association of professional Engineers, Geologists and Geophysicists of the Northwest Territories (License L1660). I have worked as an engineer for a total of 26 years since my graduation. My relevant experience for the purpose of the Technical Report is:

    - Practice as a mining engineer, production superintendent, mine manager, Vice President of Operations and a consultant in the design, operation and review of mining operations.
    - Review and report, as an employee and as a consultant, on numerous mining operations and projects around the world for due diligence and operational review related to project acquisition and technical report preparation, including:
        - Engineering and operating superintendent at the Con gold mine, a deep underground gold mine, Yellowknife, NWT, Canada
        - Contribute to the Independent Report on the Reopening of the Cantung Mine at Tungsten, NWT, Canada
        - General Manager in Charge of the Reopening of the Cantung Mine, NWT, Canada
        - Detailed diligence review of the ERG Tailings Recovery Project, Ontario, Canada
        - VP Operations in charge of the restart of the Golden Bear Mine, BC, Canada
    - Mining engineer in underground gold and base metal mines.
    - Consulting engineer working on project acquisition and project design.
    - Mine Manager at three different mines with open pit and underground operations
    - Vice President of Operations responsible for an operating gold mine, development of a feasibility study for a project in Costa Rica and project review and evaluation related to project acquisition for numerous projects around the world including the successful acquisition of mines in Mexico and Australia and an interest in a mine in Argentina.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I visited the Ezulwini Project on August 22-25, 2006.

6. I am responsible for Items 3 to 6, 16, and 18 and contributed to Items 1, 2, 19, and 20 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 9th day of May, 2007

(Signed & Sealed)

Raymond Dennis Bergen, P.Eng.

SALE OF SHARES AGREEMENT

between : -

FRASER ALEXANDER (PROPRIETARY) LIMITED THROUGH ITS DIVISION FRASER ALEXANDER TAILINGS

NEDBANK LIMITED

INDUSTRIAL DEVELOPMENT CORPORATION OF SOUTH AFRICA LIMITED

RHA PLAISTOWE

KD BOUCH

FIRST URANIUM (PROPRIETARY) LIMITED OR ITS NOMINEE

and

FIRST URANIUM CORPORATION

TABLE OF CONTENTS

AB

AGREEMENT

1. **PARTIES**

1.1 The parties to this agreement are -

1.1.1 Fraser Alexander (Proprietary) Limited through its division Fraser Alexander Tailings;

1.1.2 Nedbank Limited;

1.1.3 Industrial Development Corporation of South Africa Limited;

1.1.4 RHA Plaistowe;

1.1.5 KD Bouch;

1.1.6 First Uranium (Proprietary) Limited or its nominee; and

1.1.7 First Uranium Corporation.

1.2 The parties agree as set out below.

2. **INTERPRETATION**

2.1 In this agreement, unless clearly inconsistent with or otherwise indicated by the context –

2.1.1 "the/this agreement" means the agreement set out in this document between the purchaser and the sellers together with any appendices hereto;

2.1.2 "the accounts" means the consolidated audited financial statements to be prepared by the sellers in terms of 10 below;

2.1.3 "the Act" means the Companies Act No 61 of 1973 as amended;

2.1.4 "Bouch" means Mr K D Bouch, an adult male with Identification Number 640207 5101 081;

2.1.5 "the business" means the mine tailings re-treatment business undertaken by Chemwes at Stilfontein;

2.1.6 "business day" means any day other than a Saturday, Sunday or official public holiday in the Republic of South Africa;

2.1.7 "Chemwes" means Chemwes (Proprietary) Limited (Registration Number 1964/02378/06), a company duly registered according to the company laws of the Republic of South Africa;

2.1.8 "the claims" means all claims of whatsoever nature and howsoever arising which the sellers may have against the company and/or Chemwes as at and on the effective date (excluding any amounts owing to Fralex or any of its group companies in respect of administrative services rendered to the Company and/or Chemwes and salaries and wages paid on behalf of the company and/or Chemwes in a maximum aggregate amount of R2 000 000,00 (two million Rand) and any amounts owing to Nedbank in respect of normal banking activities between the company, Chemwes and Nedbank);

2.1.9 "the closing date" means the 3rd (third) business day after the last of the conditions has been fulfilled;

2.1.10 "the closing date accounts" means the consolidated unaudited financial statements to be prepared by the sellers in terms of 10 below for the period from 1 March 2007 to the last day of the month prior to the closing date;

2.1.11 "the conditions" means the conditions precedent detailed in 4 below;

2.1.12 "the company" means Mine Waste Solutions (Proprietary) Limited, (Registration Number 2000/001443/07), a company duly registered according to the company laws of the Republic of South Africa;

2.1.13 "the effective date" means 1 April 2007;

2.1.14 "FIU" means First Uranium Corporation, a public company continued pursuant to the laws of British Columbia, Canada and whose shares trade on the TSX and JSE of which the purchaser is indirectly a wholly owned subsidiary;

2.1.15 "FIU shares" means common shares in the authorised capital of FIU which shares will be listed on the TSX and the JSE;

2.1.16 "Fralex" means Fraser Alexander (Proprietary) Limited (Registration Number 2005/028043/07), a company duly registered according to the company laws of the Republic of South Africa, through its Fraser Alexander Tailings Division;

2.1.17 "the government" means the Government of the Republic of South Africa;

2.1.18 "IDC" means The Industrial Development Corporation of South Africa Limited (Registration Number 1905/014201/06), a company duly registered according to the company laws of the Republic of South Africa;

2.1.19 "the JSE" means JSE Limited (Registration Number 2005/022939/06), a company duly registered according to the company laws of the Republic of

South Africa and licensed as an exchange under the Securities Services Act 2004 (Act 36 of 2004);

2.1.20 "mining license" means mining license No ML16/2003 granted by the Department of Minerals and Energy Affairs to the company on 8 April 2003 to mine for gold in respect of tailings, a copy of which is attached as Appendix 2.1.20;

2.1.21 "Nedbank" means Nedbank Limited (Registration Number 1951/000009/06), a company duly registered according to the company laws of the Republic of South Africa and registered as a bank;

2.1.22 "the parties" means the sellers and the purchaser collectively, and ""party" shall be either of them as the context requires;

2.1.23 "Plaistowe" means Mr R H A Plaistowe, an adult male with Identification Number 500106 5009 105;

2.1.24 "the prime rate" means the nominal annual compounded monthly rate of interest from time to time, publicly quoted as such by Standard Bank of South Africa Limited and certified by any manager of that bank, whose appointment as such, it shall not be necessary to prove;

2.1.25 "the purchaser" means First Uranium (Proprietary) Limited (Registration Number 2005/033680/07), a company duly registered according to the company laws of the Republic of South Africa or its nominee;

2.1.26 "the purchaser's auditors" means PriceWaterhouseCoopers CA (SA);

2.1.27 "the sellers" means Fralex, Nedbank, IDC, Bouch and Plaistowe or any of them as the context may indicate;

2.1.28 "the shares" means 371 429 (three hundred and seventy one thousand four hundred and twenty nine) shares of 0,1 Cent (one tenth of a Cent) each in the share capital of the company held by the sellers constituting the entire issued share capital of the company;

2.1.29 "signature date" means the date of last signature of this agreement;

2.1.30 "SRP" means the Securities Regulation Panel;

2.1.31 "the Tax Act" means the Income Tax Act No 58 of 1962 (as amended);

2.1.32 "the transaction" means the proposed purchase of the shares and claims by the purchaser from the sellers as envisaged in this agreement;

2.1.33 "TSX" means the Toronto Stock Exchange;

2.1.34 any reference to the singular includes the plural and vice versa;

2.1.35 any reference to natural persons includes legal persons and vice versa;

2.1.36 any reference to a gender includes the other genders;

2.2 The terms "holding company" and "subsidiary" shall bear the meaning assigned to them in the Companies Act 63 of 1973 (as amended).

2.3 Should any provision in a definition be a substantive provision conferring rights or imposing obligations on any party, then effect shall be given to that provision as if it were a substantive provision in the body of this agreement.

AB

2.4 Any reference to an enactment, regulation, rule or by-law is that enactment, regulation, rule or by-law as at the signature date, and as amended or replaced from time to time.

2.5 Where any number of days is prescribed, such number shall exclude the first and include the last day, unless the last day falls on a Saturday, Sunday or public holiday in the Republic of South Africa, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday.

2.6 The use of the word "including" followed by a specific example/s shall not be construed as limiting the meaning of the general wording succeeding it and the *eiusdem generis* rule shall not be applied in the interpretation of such general wording or such specific example/s.

2.7 The expiration or termination of this agreement shall not affect those provisions of this agreement which expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding the fact that the clauses themselves do not expressly provide this.

2.8 In its interpretation, the *contra proferentem* rule of construction shall not apply (this agreement being the product of negotiations between the parties) nor shall this agreement be construed in favour of or against any party by reason of the extent to which any party or its professional advisors participated in the preparation of this agreement.

2.9 Recordals shall be binding on the parties and are not merely for information purposes.

2.10 The clause headings in this agreement have been inserted for convenience only and shall not be taken into account in its interpretation.

2.11 Words and expressions defined in any sub-clause shall, for the purposes of the clause of which that sub-clause forms part, bear the meaning assigned to such words and expressions in that sub-clause.

2.12 All amounts payable in terms of this agreement are exclusive of VAT unless otherwise indicated.

2.13 This agreement shall be governed by and construed and interpreted in accordance with the laws of the Republic of South Africa.

3. **INTRODUCTION**

3.1 The sellers are the beneficial owners of the shares and the claims and are entitled to dispose of same.

3.2 The parties entered into a binding heads of agreement (as amended) on 2 April 2007 pursuant to which the sellers agreed to sell the shares and claims to the purchaser.

3.3 In terms of clause 22 of the binding heads of agreement the parties are required to sign a formal agreement pertaining to the sale recorded in the heads of agreement.

3.4 The parties wish to enter into this agreement on the terms and conditions set out herein.

4. **CONDITIONS PRECEDENT**

4.1 This entire agreement (save in respect of this clause 4 and clauses 25, 29, 30, 31 and 34, which shall be of immediate force and effect) is subject to the fulfilment of the following conditions :

4.1.1 the approval of the transaction set out in this agreement by the competition authorities of the Republic of South Africa;

4.1.2 the approval of the transaction set out in this agreement by the Minister of Minerals and Energy in accordance with section 11 of the Minerals and Petroleum Resources Development Act 28 of 2002 (as amended).

4.1.3 the approval, if required, of the transaction set out in this agreement by the Exchange Control Department of the South African Reserve Bank;

4.1.4 the necessary approvals of the TSX, SRP and the JSE, to the extent required;

4.2 The conditions have been inserted for the benefit of the purchaser and the sellers, and may, where possible, be waived by written agreement between the parties prior to the date for fulfilment of the condition precedent concerned. The conditions are required to be fulfilled by 31 July 2007 or such later date as may be agreed between the parties which shall not be later than 31 August 2007.

4.3 The parties acknowledge that the condition referred to 4.1.3 is subject to the provisions of clause 7.3.1.

4.4 The parties shall use their reasonable commercial endeavours to procure the fulfilment of the conditions as soon as reasonably possible after the signature date. If the conditions are not fulfilled or waived by the dates stipulated in 4.2 or such later date as may be agreed to in writing between the parties, then (save for this clause 4 and clauses 25, 29, 30, 31 and 34 which shall remain of full force and effect) this agreement shall lapse and be of no further force or effect.

5. PURCHASE OF THE SHARES AND THE CLAIMS

The sellers hereby sell to the purchaser as nominee of FIU, and the purchaser as nominee of FIU hereby purchases the shares and claims with effect from the

effective date. The sale of the shares and claims constitutes an indivisible sale of the shares and the claims.

6. **PURCHASE PRICE**

6.1 The purchase price payable by the purchaser, as a nominee of FIU, to the sellers for the shares and the claims shall be an amount equal to R200 000 000.00 (two hundred million Rand).

6.2 The purchase price shall be allocated as to -

6.2.1 an amount equal to the face value of the claims to the claims; and

6.2.2 the balance to the shares.

7. **PAYMENT OF THE PURCHASE PRICE**

7.1 The purchase price will, subject to 7.2, be settled on the closing date by the delivery to the sellers, each in the proportion of their shareholding in the company, of 3 093 980 (three million ninety three thousand nine hundred and eighty) FIU shares.

7.2 It is recorded that -

7.2.1 the purchaser's ultimate holding company, FIU, is listed on the TSX and that a secondary listing of FIU has occurred on the JSE Limited ("the JSE");

7.2.2 the issue of FIU shares in settlement of the purchase price to certain of or all of the sellers may be subject to the approval of the Exchange Control Department of the South African Reserve Bank for the sellers concerned to hold FIU shares either on the JSE or the TSX;

7.2.3 the policy of the Reserve Bank in relation to an inwardly listed company in the nature of FIU is that institutions and individuals may in certain circumstances be issued shares in such inwardly listed company without obtaining the approval of the Reserve Bank but private companies will need to obtain Reserve Bank approval to hold such shares;

7.2.4 arising out of 7.2.3, it may be necessary to obtain Reserve Bank approval for some or all of the sellers to hold FIU shares and some but not all may be granted such approval.

7.3 The parties hereby agree, taking into account the provisions of 7.2, that -

7.3.1 the purchaser shall, to the extent required, use reasonable endeavours to procure the approval of the Exchange Control Department of the South African Reserve Bank for those sellers who require approval to hold FIU shares listed on the JSE, failing which for the sellers to hold FIU shares listed on the TSX by the closing date. The sellers shall, on written request by the purchaser, furnish all such information and sign all such documents and perform all such acts as are reasonably and commercially necessary in order to obtain the approval of the Exchange Control Department of the South African Reserve Bank as contemplated above for any of those sellers concerned. If by 31 August 2007 the approval of the Exchange Control Department of the South African Reserve Bank has not been obtained for those of the sellers who require Reserve Bank approval to hold FIU shares listed on the JSE, and the approval of the Exchange Control Department of the South African Reserve Bank has not been obtained for those of the sellers who require Reserve Bank approval to hold FIU shares listed on the TSX and provided that all of the remaining conditions have been fulfilled then, in such instance, the fulfilment of the condition precedent referred to in 4.1.3 will no longer be necessary and will accordingly be deemed to have been waived and the purchase price shall in such event, against delivery of the guarantee contemplated in 13.5, be paid as follows :

7.3.1.1 to those of the sellers who do not require Reserve Bank approval and to those of the sellers who require and have obtained the requisite approval ("the approved sellers"), the purchaser will issue to each of the approved sellers concerned, that number of FIU shares to which the approved seller is entitled in terms of clause 7.1; and

7.3.1.2 to all of the other sellers other than the approved sellers, their pro rata portion of the purchase price, in cash by electronic funds transfer;

7.3.2 if the purchase price is payable by the purchaser to the sellers in cash then such purchase price shall bear interest at the prime rate calculated from the effective date to the date of payment.

8. CESSION OF CLAIMS

The sellers hereby cede with effect from the closing date and against payment of the purchase price, the claims to the purchaser, which cession the purchaser accepts.

9. CLOSING

On the closing date and against delivery to the Sellers of FIU shares or cash, as the case may be, in accordance with the provisions of 7, the sellers shall deliver to the purchaser:

9.1 certificates in respect of the shares together with currently dated transfer forms relating thereto, duly signed by the sellers and in blank as to the transferee;

9.2 a written cession of the claims in favour of the purchaser;

9.3 the written resignations of all the directors, the secretary and the public officer of the company and Chemwes and the resignation of the trustees of any

environmental rehabilitation trust which has been established by the company and/or the Chemwes;

9.4 the written undertaking of the auditors of the company to resign if so required;

9.5 a certified copy of a resolution of the directors of the company:

9.5.1 approving the transfer of the shares to the purchaser;

9.5.2 noting the cession of the claims;

9.5.3 accepting the resignations of the existing directors, secretary and public officer of the company; and

9.6 all books, documents and records of the company which are in possession of the Sellers.

10. **<u>THE ACCOUNTS AND CLOSING DATE ACCOUNTS</u>**

10.1 The sellers -

10.1.1 have delivered to the purchaser a signed audited set of the accounts for the financial periods–

10.1.1.1 1 March 2004 to 28 February 2005 being the accounts of the company for its financial year ended 28 February 2005;

10.1.1.2 1 March 2005 to 28 February 2006 being the accounts of the company for its financial year ended 28 February 2006;

10.1.2 shall procure that a signed audited set of accounts for the financial period 1 March 2006 to 28 February 2007 being the accounts of the company for its financial year ended 28 February 2007 are prepared and delivered to the purchaser by no later than 31 May 2007;

10.1.3 subject to clause 10.2 shall procure that the closing date accounts are prepared and delivered to the purchaser within 14 (fourteen) days of the closing date.

10.2 The purchaser shall procure that, after the closing date, the sellers shall be given access to the personnel, offices and books of account and records of the company in order to enable them to comply with clause 10.1.3.

11. **WARRANTIES**

11.1 The sellers severally, each in proportion to his/its shareholding in the company, give to the purchaser and FIU the warranties set out in Appendix 11.1 hereto ("the warranties") in respect of the company and Chemwes.

11.2 The purchaser and FIU are entering into this agreement relying upon the warranties.

11.3 Unless otherwise stated or otherwise required by the context the warranties shall apply as at the signature date, the effective date and the closing date and during the period between those dates.

11.4 The sellers' exposure for a breach of any warranty (excluding the indemnity for un-provided tax in terms of 13.4, for which the sellers shall be liable without limitation) will be limited to an aggregate amount of R20 000 000,00 (twenty million Rand).

11.5 Notwithstanding anything to the contrary contained in this agreement, there shall be no limitation on the liability of a seller in respect of a breach of any warranty arising out of the gross negligence and/or fraud on the part of that seller.

11.6 The purchaser and FIU shall have no claim against the sellers in respect of any specific warranty contained in Appendix 11.1 if the claim is less than R1 000 000,00 (one million Rand), provided that the purchaser and FIU shall only be able to institute a warranty claim against the sellers where the aggregate of the first two warranty claims equals or exceeds R2 000 000,00 (two million Rand), whereafter the sellers will be liable to the purchaser for the full Rand amount in respect of each subsequent claim in excess of R1 000 000,00 (one million Rand).

11.7 The warranty period in respect of tax matters will be the later of twelve months from the closing date or the period from the closing date to the date upon which the last of the final tax assessments for the financial years from 28 February 2005 up to 28 February 2007 are received by the company. All other warranties will expire twelve months from the closing date.

11.8 The purchaser and FIU shall have no claim against the sellers for a breach of any warranty if and to the extent that the facts and/or circumstances giving rise to such breach have been disclosed in writing and delivered to the purchaser, by -

11.8.1 hand to Mr John Berry or any of the purchaser's authorised representatives who conducted the due diligence investigation which was completed prior to the signature date and such person/s have acknowledged receipt in writing of such documentation; or

11.8.2 telefaxed to the purchaser marked for the attention of Mr John Berry at fax number (011) 837-3840, provided that the telefax shall only be deemed to have been received by the purchaser 1 (one) business day after the date of despatch thereof; or

11.8.3 transmitted by electronic mail against written acknowledgement of receipt to Mr John Berry at john@simmers.co.za and where receipt of such mail has been acknowledged by Mr John Berry in writing prior to the signature date of this agreement.

11.9 The written due diligence reports furnished to the purchaser by its advisors in respect of the earlier due diligence investigation undertaken by the purchaser, shall, notwithstanding that such written reports shall not have been delivered in the manner provided for in 11.8.1, 11.8.2 or 11.8.3 constitute written disclosure by the sellers to the purchaser of the information therein contained for purposes of this clause 11.

11.10 FIU hereby grants to the sellers such warranties, representations and indemnities in respect of the business and affairs of FIU as detailed in Appendix 11.10 hereto.

12. INDEMNITIES

12.1 The sellers severally, each in proportion to his/its shareholding in the company, indemnify the purchaser against all loss, liability, damage or expense which the purchaser may suffer as a result of a breach of any warranty in Appendix 11.1.

12.2 The purchaser shall notify the sellers of any claim which may be made against the company in respect of any of the matters for which the sellers are liable in terms of clause 12.1 within a reasonable time of the purchaser becoming aware thereof, to enable the sellers to take steps to contest such claim.

12.3 The sellers shall be entitled to contest the claim concerned in the name of the company and shall be entitled to control the proceedings in regard thereto; provided that the sellers indemnify the purchaser and the company against all costs (including attorney and client costs and any other costs not recoverable on taxation) which may be incurred as a consequence of such steps and the

purchaser shall be entitled to require the sellers to give reasonable security against such costs.

12.4 The purchaser shall procure that the company renders reasonable assistance to the sellers (at the reasonable expense of the sellers) in regard to the steps taken by the sellers.

13. **TAX**

13.1 It is recorded that:-

13.1.1 the tax liability of the company and Chemwes has been finally assessed by the South African Revenue Service for the financial year ended 28 February 2005. The sellers shall procure that the company pays to the South African Revenue Service on the due date therefor the amount set out in the final tax assessment for the financial year ended 28 February 2005; and

13.1.2 the tax liability of the company and Chemwes has not yet been assessed by the South African Revenue Service for the financial years ended 28 February 2006 and 28 February 2007.

13.2 The tax affairs of the company and Chemwes have been examined in detail during the due diligence investigation undertaken by the purchaser prior to the signature date of this agreement. The sellers shall procure that KPMG Incorporated, the auditors of the company and Chemwes, shall, on or before the closing date -

13.2.1 assess the tax liability of the company and Chemwes for the financial years contemplated in 13.1.2; and

13.2.2 determine the amount, if any, that the company's and Chemwes' tax liability for the financial years ended 28 February 2006 and 28 February 2007 might

be understated by, should any aspect of the tax returns to be submitted for these financial years be challenged by the South African Revenue Service.

13.3 The sellers warrant that the possible under-statement of the tax liability referred to in 13.2.2 will be nil. In the event that an un-provided tax liability arises following the tax assessment of the company and Chemwes in respect of the financial years ended 28 February 2006 and 28 February 2007, the sellers are to provide on the closing date the purchaser with a guarantee in the form as contemplated in 13.5 in the amount of R1 200 000,00 (one million two hundred Rand) ("guarantee amount"), which guarantee amount shall be adjusted to the amount as determined by KPMG Incorporated as per 13.2, should such amount exceed the guarantee amount.

13.4 If, however, the company and/or Chemwes should become liable for payment of any tax which has not been provided for in the financial statements contemplated in 13.2 ("the un-provided tax"), the sellers hereby indemnify and hold the company and/or Chemwes harmless against any amount which the company and/or Chemwes may become liable to pay in respect of such un-provided tax, and undertake within 10 (ten) business days of written demand, to reimburse, in proportion to their shareholding in the company, to the company or, as the case may be, to Chemwes, all amounts of un-provided tax, as and when payment thereof is made to the South African Revenue Service.

13.5 On the closing date, the sellers shall deliver to the company, a first demand bank guarantee issued by one of the four largest banks in the Republic of South Africa or other institution approved by the purchaser for an amount not exceeding the amount determined in terms of 13.3, which guarantee shall -

13.5.1 guarantee the payment by the sellers to the company, or, as the case may be, to Chemwes, as and when paid to the South African Revenue Service by the company or Chemwes, of any un-provided assessed tax referred to in 13.2;

13.5.2 remain of full force and effect until such time as the company and/or Chemwes have received final tax assessments from the South African Revenue Service for the financial years ended 28 February 2006 and 28 February 2007; and

13.5.3 make provision for multiple draw downs by the company or, as the case may be, Chemwes, in order, in the event of failure by the sellers to make payment when due, to reimburse the company and/or Chemwes the amount of any un-provided tax liability as and when it makes payment thereof to the South African Revenue Service for any of the financial years contemplated in 13.1.

13.6 The sellers shall have the right, at their own cost and expense, to note and pursue, in the name of the company or, as the case may be, Chemwes, all such objections and appeals as may be available to the company or Chemwes in respect of any assessment referred to in this 13. The sellers shall not, without the written consent of the purchaser being obtained, agree to the settlement of any tax assessment if such settlement will have the effect of imposing any obligations on the company or Chemwes over and above the amount required to be paid pursuant to any assessment to which an objection or appeal has been made. The sellers indemnify the purchaser against all party and party and attorney and client costs which may be incurred as a consequence of any such appeals and objections and the purchaser shall be entitled to require the sellers to give reasonable security against any such costs. If, as a result of such objection or appeal, the un-provided tax liability of the company or Chemwes should be reduced, the purchaser shall procure that the company or Chemwes shall, within 10 (ten) business days of receipt of the revised final assessment, pay over to the sellers, in proportion to their shareholding in the company, any refund of tax which may have been overpaid as a result of such reduction.

14. **TENDER**

It is recorded that the sellers have issued a tender for offers in respect of the sale of the entire issued share capital of the company. Provided that the purchaser shall

provide written proof to the sellers that it has lodged all such applications and has furnished such information and paid all such costs and fees as may be necessary to commence the process for fulfilment of the conditions in 4.1.1, 4.1.2, 4.1.3 and 4.1.4, the sellers shall procure that such tender is withdrawn immediately and shall provide the purchaser with written confirmation of such withdrawal.

15. APPROVALS

15.1 Within 5 (five) business days after the signature date, the sellers shall procure that their attorneys shall prepare and submit to the Competition Commission a Statement of Merger Information (Form CC 4(2)) in respect of the Company. The purchaser shall procure that its attorneys shall, on or before the said date, prepare and file with the Competition Commission a Merger Notice (Form CC 4(1)) and a Statement of Merger Information (Form CC 4(2)) in respect of the purchaser. Both the sellers and the purchaser undertake to co-operate with each other and to perform all such acts and compile and complete all such documents as is necessary for a joint merger notification in terms of the Competition Act 89 of 1998.

15.2 The purchaser undertakes to use reasonable endeavours to obtain the necessary TSX approval to the transaction contemplated in this agreement.

15.3 The sellers, by their signature hereto, hereby waive all pre-emptive and other analogous rights which they may have in terms of the shareholders' agreement between the Sellers or otherwise.

16. IAN MATHEWS

16.1 It is recorded that pursuant to a meeting of the board of directors of the company held on 30 January 2007, the board resolved to pay to Mr Ian Mathews a bonus of R1 000 000,00 (one million Rand) out of the proceeds payable to the sellers in terms of this transaction, which obligation the sellers have agreed to

assume.

16.2 The sellers agree and undertake that they shall be liable to pay Mr Ian Mathews the sum of R1 000 000,00 (one million Rand) and that no such liability shall attach to either the company, Chemwes or the purchaser.

17. **REPORTING**

17.1 The purchaser has concluded a due diligence investigation into the affairs and businesses of the company and Chemwes.

17.2 Notwithstanding the conclusion of the due diligence investigation, the sellers shall, to the extent required by the purchaser, in order to satisfy any technical reporting and financial reporting requirements under applicable corporate and securities legislation effecting the purchaser and its ultimate holding company, procure that the purchaser has access to the company's and Chemwes' facilities, records and documents. The purchaser shall, and shall procure that its ultimate holding company shall, use such information in order to satisfy any technical reporting and financial reporting requirements under applicable corporate and securities legislation affecting the purchaser and its ultimate holding company, and in any event in a manner which is not inimitable with the interest of the company.

18. **PUBLIC DISCLOSURE**

The purchaser and the sellers will and the sellers will procure that the company and Chemwes keep confidential the terms of this agreement and shall not disclose the fact that this agreement has been entered into without the prior written consent of the other parties first being had and obtained, provided that the purchaser shall, in order to comply with its reporting obligations under Canadian Securities and Exchange laws, be entitled to issue a press release or announcement in respect of the transaction contemplated in this agreement provided that the sellers have

approved the content thereof, which approval shall not be unreasonably withheld and which approval shall be provided within 1 (one) business day of request thereof, failing which they will be deemed to have approved such announcement.

19. **CONTRACT AGREEMENT**

Fralex shall procure that the contract agreement between Chemwes and Fralex for the hydraulic re-mining and depositioning of tailings as well as for the provision of services relating to the day to day rehabilitation of the mine will be cancelled with effect from the later of the closing date and 1 November 2007 on the basis that Fralex shall have no claims of whatsoever nature against Chemwes arising out of such cancellation. The purchaser agrees to procure that the company and/or Chemwes will negotiate a new contract agreement in good faith between Fralex and Chemwes for the hydraulic remining and depositing of tailings processed through the Chemwes plant on reasonable commercial terms prior to 1 November 2007. Should such negotiations fail, the company and/or Chemwes shall go to tender and Fralex shall be permitted to participate in the tender process.

20. **MANAGEMENT CONTROL**

Notwithstanding the closing date, as soon as approval from the Competition authorities is obtained to the transaction set out in this agreement, the sellers shall procure that a director of the purchaser shall be appointed on the board of the company.

21. **CO-OPERATION**

The parties undertake to do all such things, perform all such acts and take all steps to procure the doing of all such things and the performance of all such acts as may reasonably and commercially be necessary or incidental or conducive to giving effect to the terms, conditions and import of this agreement.

22. **ACCESS**

The sellers shall ensure that from the date of acceptance of this agreement up and until the closing date, the purchaser, its nominated contractors or any of their agents and employees, as the case may be, will be granted reasonable access to the facilities of the company and/or Chemwes during normal business hours in order to prepare and finalise such specifications, site drawings and all other documents which may be necessary to enable it to integrate the facilities of the company and/or Chemwes with the existing facilities of the purchaser after the closing date. In this regard, the purchaser shall at all times ensure that every reasonable precaution is taken by the purchaser, its nominated contractors or any of their agents or employees, as the case may be, to minimise any inconvenience or nuisance to the company and/or Chemwes as a result of such access.

23. **OWNERSHIP, BENEFIT AND RISK**

23.1 The benefit in and risk relating to the company shall be deemed to have passed to the purchaser with effect from the effective date.

23.2 The ownership in and to the shares shall pass to the purchaser on the closing date and then only against payment of the amount received in terms of clause 7.

24. **NOMINEE**

24.1 The purchaser shall be entitled to appoint a nominee in its place and stead who shall be a member of the First Uranium group of companies as purchaser in terms of this agreement by giving the sellers written notice of the appointment of such nominee which written notice shall be provided by the purchaser to the seller within 30 (thirty) days of the date of signature.

24.2 The purchaser shall procure that the nominee passes such resolutions and does such things as may be necessary to be bound by and to fulfil the terms of this

agreement. The purchaser hereby binds itself as surety and co-principal debtor unto and in favour of the sellers for all obligations of the nominee to the sellers in terms of this agreement and hereby waives and renounces the legal benefits and exceptions *non numeratae pecuniae, non causa debiti, revision of accounts, errore calculi, de duobus vel pluribus, reis debendi* and the meaning of which the purchaser agrees it understands and is acquainted with.

25. **BREACH**

Should any party ("the defaulting party") commit a breach of any of the provisions hereof, then the other party ("the aggrieved party") shall be obliged to give the defaulting party 30 days written notice to remedy the breach. If the defaulting party fails to comply with such notice, the aggrieved party shall be entitled to cancel this agreement against the defaulting party or to claim immediate payment and/or performance by the defaulting party of all of the defaulting party's obligations whether or not the due date for payment and/or performance shall have arrived, in either event without prejudice to the aggrieved party's rights to claim damages. The aforegoing is without prejudice to such other rights as the aggrieved party may have at law; provided always that, notwithstanding anything to the contrary contained in this agreement, the aggrieved party shall not be entitled to cancel this agreement for any breach by the defaulting party unless such breach is a material breach going to the root of this agreement and is incapable of being remedied by a payment in money, or if it is capable of being remedied by a payment in money, the defaulting party fails to pay the amount concerned within 30 days after such amount has been determined.

26. **PARTIES NOT AFFECTED BY WAIVER**

26.1 The waiver (whether expressed or implied) by any party of any breach of the terms or conditions of this agreement by the other party shall not prejudice any remedy of the waiving party in respect of any continuing or other breach of the terms and conditions hereof.

26.2 No failure, delay, relaxation or indulgence on the part of either party in exercising any power or right conferred on such party in terms of this agreement shall operate as a waiver of such power or right nor shall any single or partial exercise of any such power or right preclude any other or further exercises thereof or the exercise of any other power or right under this agreement.

26.3 The expiry or termination of this agreement shall not prejudice the rights of any party in respect of any antecedent breach or non-performance by the other party of any of the terms or conditions hereof.

27. VARIATIONS NOT EFFECTIVE UNLESS IN WRITING

No variation, modification or waiver of any provision of this agreement, or consent to any departure therefrom, shall in any way be of any force or effect unless confirmed in writing and signed by the parties and then such variation, modification, waiver or consent shall be effective only in the specific instance and for the purpose and to the extent for which made or given.

28. ARBITRATION

28.1 Save as otherwise expressly provided in this agreement, should any dispute arise between any of the parties in regard to : -

28.1.1 the interpretation of;

28.1.2 the effect of;

28.1.3 the parties' respective rights or obligations under;

28.1.4 a breach of;

28.1.5 the termination of; or

28.1.6 any matter arising out of the termination of this agreement, that dispute shall be decided by arbitration in the manner set out in this clause 28.

28.2 The arbitrator shall be appointed by the parties, and failing agreement, shall be nominated by the Arbitration Foundation of Southern Africa ["AFSA"]. Should AFSA not be in existence at the time, the nomination shall be by the Chairman for the time being of the Johannesburg Bar Council.

28.3 The arbitration shall be held at Johannesburg.

28.4 The arbitration shall be held in accordance with the Rules of AFSA, or if AFSA shall not be in existence, in accordance with the formalities and procedures settled by the arbitrator, which shall be in an informal and summary manner, that is, it shall not be necessary to observe or carry out either the usual formalities or procedure or the strict rules of evidence, and otherwise subject as aforesaid of the *Arbitration Act, 1965* of the Republic of South Africa and any statutory modification or re-enactment thereof.

28.5 The arbitrator shall be entitled to : -

28.5.1 investigate or cause to be investigated any matter, fact or thing which he considers necessary or desirable in connection with any matter referred to him for decision;

28.5.2 decide the matters submitted to him according to what he considers just and equitable in all the circumstances, having regard to the purpose of this agreement; and

28.5.3 make such award, including an award for specific performance, an interdict, damages or a penalty or the costs of arbitration or otherwise as he in his discretion may deem fit and appropriate.

28.6 The arbitration shall be held as quickly as possible after it is demanded, with a view to it being completed within thirty days after it has been so demanded and the decision of the arbitrator shall be final and binding on the parties.

28.7 This clause is severable from the rest of the agreement and shall therefore remain in effect even if this agreement is terminated.

28.8 This clause 28 shall not preclude any party from obtaining interim relief on an urgent basis from a court of competent jurisdiction pending the decision of the arbitrator.

28.9 The parties hereby consent to the non exclusive jurisdiction of the High Court of South Africa (Witwatersrand Local Division) in respect of the proceedings in this clause 28 and the above Court shall have jurisdiction to enforce any award made by an arbitrator under this clause 28.

29. **NOTICES AND DOMICILIUM**

29.1 The parties choose as their domicilium citandi et executandi their respective addresses set out in this clause for all purposes arising out of or in connection with this agreement at which addresses all the processes and notices arising out of or in connection with this agreement, its breach or termination may validly be served upon or delivered to the parties.

29.2 For the purpose of this agreement the parties' respective addresses shall be -

29.2.1 as regards Fralex at Marlin Road (off Keily Road), Jet Park;

facsimile number (011) 397 4607;

Attention : The Company Secretary;

29.2.2 as regards Nedbank at 135 Rivonia Road, Sandown, 2196

facsimile number (011) 294 3318;

Attention : Head, Private Equity

29.2.3 as regards IDC at 19 Fredman Drive, Sandown, 2196;

facsimile number (011)269 3116;

Attention : The Company Secretary;

29.2.4 as regards Plaistowe at Lot 357, Captain Smith Road, Southbroom, 4277;

facsimile number (039) 316 6188;

Attention : RHA Plaistowe;

29.2.5 as regards Bouch at 60 Honiball Street, Rynfield, Benoni, 1501;

facsimile number 086 618 6784;

Attention : KD Bouch;

29.2.6 as regards the purchaser at 5 Press Avenue, Selby, Johannesburg, 2025;

facsimile number (011) 837 0390

Attention : The company secretary;

29.2.7 as regards FIU at 2100 – 1075 West Georgia Street, Vancouver, BC V6E 3G2 Canada;

facsimile number +604 631 3232;

Attention : The company secretary ,

or at such other address in the Republic of South Africa not being a post office box or poste restante, of which the party concerned may notify the others in writing.

29.3 Any notice given in terms of this agreement shall be in writing and shall -

29.3.1 if delivered by hand be deemed to have been duly received by the addressee on the date of delivery;

29.3.2 if posted by prepaid registered post be deemed to have been received by the addressee on the 8th (eighth) business day following the date of such posting;

29.3.3 if transmitted by facsimile be deemed to have been received by the addressee 1 (one) business day after despatch.

29.4 Notwithstanding anything to the contrary contained in this agreement, a written notice or communication actually received by one of the parties from another including by way of facsimile transmission shall be adequate written notice or communication to such party.

30. WHOLE AGREEMENT

This agreement supercedes the Binding Heads of Agreement concluded between the parties, and constitutes the whole agreement between the parties as to the subject-matter hereof and no agreement, representations or warranties between the parties other than those set out herein are binding on the parties.

AB

31. **VARIATION**

No addition to or variation, consensual cancellation or novation of this agreement and no waiver of any right arising from this agreement or its breach or termination shall be of any force or effect unless reduced to writing and signed by all the parties or their duly authorised representatives.

32. **COUNTERPARTS**

This Agreement -

32.1 may be executed in separate counterparts, none of which need contain the signatures of all of the parties, each of which shall be deemed to be an original and all of which taken together constitute one agreement;

32.2 shall be valid and binding upon the Parties thereto, notwithstanding that one or more of the Parties may sign a facsimile copy thereof and whether or not such facsimile copy contains the signature of any other Party.

33. **GOVERNING LAW**

This agreement shall be governed by and construed in accordance with the laws of the Republic of South Africa and the parties hereby submit to the non-exclusive jurisdiction of the Witwatersrand Local Division of the High Court of South Africa.

34. **COSTS**

34.1 Each party shall bear its own costs incurred in relation to the negotiation, drafting, preparation, signature and implementation of this agreement.

34.2 The purchaser shall pay any stamp duties and marketable securities tax payable in respect of the transfer of the shares to be acquired by any party in terms of this agreement. The professional costs for preparing the Competition Commission

submission on behalf of the sellers shall be borne by the sellers and the professional costs for preparing the Competition Commission submission for and on behalf of the purchaser, as well as the fee payable to the Competition Commission in fulfilment of the Condition Precedent set out in 4.1.1 shall be borne by the purchaser.

SIGNED at SANDTON on 26 APRIL 2007

AS WITNESSES :

1. ______________________ For: FRASER ALEXANDER (PROPRIETARY) LIMITED THROUGH ITS DIVISION FRASER ALEXANDER TAILINGS

2. ______________________

____

Name: JJ MOOLMAN

Position: CHIEF FINANCIAL OFFICER

Duly authorised

SIGNED at on 2007

AS WITNESSES :

1. ______________________ For: NEDBANK LIMITED

2. ______________________

____

Name: D A STADLER

Position: HEAD : PRIVATE EQUITY

Duly authorised

____

Name: M R Weston

Position: Authorised Signatory

Duly authorised

SIGNED at Sandton on 26 April 2007

AS WITNESSES :

1. ______________________

2. ______________________

For: INDUSTRIAL DEVELOPMENT CORPORATION OF SOUTH AFRICA LIMITED

____

Name: AP Malinga RS Wallace

Duly authorised

SIGNED at Sandton on 26 April 2007

AS WITNESSES :

1. ______________________

2. ______________________

____

RHA PLAISTOWE

SIGNED at Sandton on 26 April 2007

AS WITNESSES :

1. ______________________

2. ______________________

____

KD BOUCH

SIGNED at SANDTON on 26 APRIL 2007

AS WITNESSES :

1. ______________________ For: FIRST URANIUM (PROPRIETARY) LIMITED

2. ______________________

Name: J. FISHER

Duly authorised

SIGNED at on 2007

AS WITNESSES :

1. ______________________ For: FIRST URANIUM CORPORATION

2. ______________________

Name: J. FISHER.

Duly authorised

WARRANTIES

For the purposes of this Appendix 11.1, the warranties shall apply unless qualified or otherwise amended by any disclosures made by the company and Chemwes in writing in the manner and during the due diligence investigation undertaken by the purchaser as read with 11.8 and 11.9 of the agreement, to which these warranties are attached as Appendix 11.1.

The warranties are given by Fralex, Nedbank and IDC to the best of their knowledge and belief, on the basis that, as minority shareholders, none of them exercise management control over the company or Chemwes.

1. STATUS

1.1 The company and Chemwes will be duly incorporated in the Republic of South Africa as private companies.

1.2 No steps will have been taken and the sellers are not aware of any steps pending or threatened against the company and Chemwes in terms of Section 73 of the Companies Act, No. 61 of 1973, as amended.

2. TITLE

2.1 The sellers are the registered and beneficial owners of the shares and are reflected in the register of members of the company as the owners of the shares.

2.2 On the closing date, the sellers will be able and entitled validly and effectively to deliver and transfer the shares and the claims to the purchaser or its nominee and the shares and claims will be acquired by the purchaser free from any lien, charge or encumbrance.

3. CAPITAL STRUCTURE

On the signature date and closing date -

3.1 the authorised share capital of the company will be R1 000 (One thousand Rand), divided into 1 000 000.(one million) ordinary shares of 0.1 cent. (one tenth of a cent) each;

3.2 the issued share capital of the company will be R371 (three hundred and seventy one Rand), divided into 371 429 (three hundred and seventy one thousand four hundred and twenty nine) ordinary shares of 0.1 cent. (one tenth of a cent) each, fully paid up;

3.3 the authorised share capital of Chemwes will be R1 000 000 (one million Rand), divided into 1 000 000 (one million) ordinary shares of R1 (one Rand) each;

3.4 the issued share capital of Chemwes will be R2 000 (two thousand Rand), divided into 2 000 (two thousand) ordinary shares of R1 (one Rand) each, fully paid up;

3.5 the company and Chemwes are not and will not be under any obligation (whether contingently upon the exercise of any right or otherwise) and no resolution will have been passed requiring the company and Chemwes to increase or reduce their authorised or issued share capital or to vary any of the rights attaching to the shares;

3.6 no person other than the existing shareholders and Tukiso Environmental Solutions (Proprietary) Limited (which has a pre-emptive right on the IDC's shares) has or will have any right (including any option or right of first refusal or pre-emption) to acquire any of the issued share capital of the company or Chemwes, present or future;

3.7 the company and Chemwes are not and will not be obliged nor have any resolutions been passed to alter any of the rights attaching to any of the shares in the capital of the company or Chemwes or to alter their memorandum and articles of association or to create or issue any debentures;

3.8 no person has or will have any right to obtain an order for the rectification of the register of members of the company or Chemwes which are and will on the closing date, be true and correct in all respects;

3.9 all of the issued shares in the capital of the company and Chemwes are and will be of one class;

3.10 the minute books of the company and Chemwes contain and will contain all resolutions passed by their directors and members;

3.11 no part of the business of the company or Chemwes is or will be carried on subject to the agreement or consent of a third party;

3.12 no bonus or capitalisation shares or bonus debentures have been issued by the company and Chemwes since the date of the shareholders agreement between the current shareholders ("acquisition date"), nor has the company or Chemwes since the acquisition date distributed any of their assets (other than by way of dividend) among any of their shareholders or incurred the obligation to do so;

3.13 there have been no reductions in the issued share capital of the company or Chemwes since the acquisition date;

3.14 the claims are and at the closing date will be nil;

3.15 the company has no subsidiary and/or associate companies other than Chemwes and Chemwes has no subsidiaries;

3.16 for as long as the sellers have controlled the company and Chemwes, the company's share premium account, if any, has not been reduced in any manner and the company has not transferred any amount from its reserves or undistributed profits to its share capital or its share premium account;

3.17 no person other than the sellers and Tukiso Environmental Solutions (Proprietary) Limited (which has a pre-emptive right on the IDC's shares) has any right or option or right of first refusal to acquire any shares in the company or Chemwes, nor to subscribe for or take up any of the unissued shares in the company or Chemwes, nor are any of the shares of the company or Chemwes subject to any lien or other preferential right. In particular, the sellers warrant that the sellers are entitled to dispose of the sale shares to the purchaser and that upon delivery the purchaser will become the beneficial owner of the sale shares to the exclusion of all others;

3.18 the company and Chemwes have not declared or paid or undertaken to declare or pay any dividends or to make any other payments to their shareholders in respect of any period of trading prior to the effective date which have not been paid in full and save as otherwise contemplated by this agreement will not declare or pay or undertake to declare or pay any dividends or make any other payments to their shareholders in the period between the signature date and the closing date;

3.19 no person is or will be entitled to participate in or to receive a commission on the profits or dividends of the company or Chemwes except as a shareholder thereof or in terms of the subsidiary bonus schemes, details of which are to be disclosed in writing during the due diligence period in the manner contemplated in 11.8 of the agreement to which this schedule is attached as Appendix 11.1;

3.20 no person is or will be entitled to an order requiring the company or Chemwes to change their corporate names, their trading style, or to cease

using any of the patents, trade marks or designs applied by it to their products.

4. ACCOUNTING AND FINANCIAL STATEMENTS

4.1 The accounts and the closing date accounts-

4.1.1 have and will be prepared in accordance with South African generally accepted accounting practice (incorporating IFRS from 2006);

4.1.2 have been and will give a true and fair view of the financial position and profits of the company and Chemwes at and for the financial years ended on 28 February 2005, 2006 and 2007, respectively, and as at the closing date, and fairly present the state of affairs and business of the company and Chemwes;

4.1.3 have no and will contain no qualification;

4.1.4 have valued and will value all fixed assets on the basis of past practice, subject to 4.1.1;

4.1.5 have depreciated and will depreciate fixed assets on the same basis as in the past, subject to 4.1.1;

4.1.6 have made and will make full provision for all unpaid pay, bonuses, long leave pay and the like, whether current or accrued;

4.1.7 have made and will make provision for environmental liabilities, in accordance with the minimum requirements set out in the environmental management programme approved of by the Department of Minerals and Energy;

4.1.8 were and will be prepared on a consistent basis applying the same accounting policies as have been adopted in previous years, subject to 4.1.1;

4.1.9 do not and will not reflect any revaluations of assets, subject to 4.1.1;

4.1.10 reflect and will reflect all assets owned by the company and Chemwes.

4.2 All the books and records of the company and Chemwes have and will have been properly maintained according to law, are and will be correct and will be capable of being written up within a reasonable time so as to record all the transactions of the company and Chemwes.

4.3 From the date of signature to the closing date there will have been no material adverse change in the company's financial position or Chemwes' financial position, subject to normal trading and economic factors and conditions prevailing from time to time.

5. <u>CONTRACTS</u>

On the signature date and the closing date -

5.1 the company and Chemwes are not and will not be party to any agreement which is unusual or of long term which do or may involve obligations other than those arising in the ordinary course of business;

5.2 the company and Chemwes are not and will not be in breach of any material obligations undertaken by them under any material contracts to which they are a party including but not limited to the contracts concluded between the company and/or Chemwes and Eskom in respect of the supply of electricity, Stillfontein Municipality in respect of the supply of water, Fraser Alexander Tailings, a division of Fraser Alexander (Proprietary) Limited and the shareholders agreement of the company. The company

and/or Chemwes are and will be entitled to all benefits and rights under and in terms of such material contracts;

5.3 all material contracts are legally binding and enforceable and the sellers are not aware of any reason which might preclude the company and Chemwes from fulfilling any obligations still to be fulfilled by the company and Chemwes in terms of such contracts;

5.4 the company and Chemwes are not and will not be bound by any agreements in restraint of trade in terms of which they are restricted from carrying on any activity in any part of the world;

5.5 the company and Chemwes are not and will not be under any obligation to pay any royalties or licence fees to any person;

5.6 the company and Chemwes are not and will not be party to any agreement for the purchase of shares in any other company or for the purchase of any assets which were entered into other than in the ordinary, normal and regular course of business or which are terminable on more than one month's notice;

5.7 the trading methods and style used by the company and Chemwes including any patents, designs, trade marks and the like applied in connection with their business or products do not and will not constitute an infringement of the rights of any other person;

5.8 the company and Chemwes are not party to any agreement which have not been entered into on an arms-length basis and on terms which are normal having regard to the nature of the business;

5.9 the sellers are not aware of any facts, matters or circumstances which may give rise to the cancellation of any of the material contracts as a result of any breach thereof by the company and Chemwes;

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5.10 the company and Chemwes do not use any intellectual property of a third party in the conduct of their business other than in terms of a valid licence agreement. The company and Chemwes have paid all royalties due in respect of such licence agreements and there are no claims which may be made against the company or Chemwes by any licensor arising out of the late payment of any royalties;

5.11 the company and Chemwes will not have entered into any transaction save in the ordinary and regular course of conduct of their business. It is recorded that the company and Chemwes are at present conducting a feasibility study on tailings dams numbers 4 and 5 in terms of board approval that could result in specific transactions being entered into to facilitate completion of the study;

5.12 the company and Chemwes will not enter into any agreements which were not signed as at the effective date except within the normal course of business.

6. <u>LIABILITIES</u>

As at the signature date and the closing date -

6.1 the company and Chemwes are not and will not be liable, whether contingently or otherwise and whether as surety, co-principal debtor, guarantor or indemnitor, for the liabilities of any third party;

6.2 the company and Chemwes have and will have no material liabilities, whether actual or contingent, save for those disclosed in the financial statements referred to in 4.1 and the closing date accounts and those incurred between the effective date and the closing date in the ordinary course of conduct of the company's and Chemwes' business;

6.3 the company and Chemwes have not authorised or incurred any capital expenditure otherwise than in the ordinary, normal and regular course of their business.

7. <u>EMPLOYEE RELATIONS</u>

7.1 No employee or director or former employee or director of the company or Chemwes are or will be entitled to receive from the company or Chemwes any leave privilege, accumulated leave, payment in lieu of leave, any pension or the like (of any exceptional nature).

7.2 There is and will be no unfunded deficit in respect of any future liability of any pension fund of which any of the company's employees or Chemwes' employees, as at the closing date, will be members.

7.3 The company and Chemwes do not have any contract with any director or employee -

7.3.1 which requires more than one month's notice of termination by either party;

7.3.2 in terms of which any director or employee is entitled to participate in or to a commission on their profits and dividends;

7.3.3 for the payment of any pensions or annuities save through the pension or provident funds of which the employees of the company or Chemwes are members.

7.4 Save for market-related annual wage and salary increases, on or prior to the effective date, the company and Chemwes will not in any material respects have improved the terms of employment of or remuneration payable to any of their employees from that prevailing at the effective date.

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7.5 There are no post-retirement medical aid liabilities in respect of employees employed at the effective date or any past employees, other than as provided for in the annual financial statements.

7.6 To the best of the sellers' knowledge and belief there are no valid claims by employees of the company or Chemwes.

7.7 No indefinite contracts of employment exists or will be committed to by the company or Chemwes between the effective date and the closing date.

7.8 No employee is entitled to a legitimate expectation of continued employment beyond the period stipulated in their employment contracts.

8. <u>TAX</u>

For the purpose of the warranties set out below, the word "tax" shall, unless the context indicates the contrary, mean any tax including, but not limited to, income tax, capital gains tax, Regional Service Council levies, PAYE, value-added tax ("VAT"), sales tax and any duty or levy, including skills development levies, stamp duty and customs duty (including any penalty or interest) imposed by any law administered by the Revenue authorities in the Republic of South Africa. The warranties are-

8.1 the company and Chemwes are not party to any tax objection or appeal nor are any such proceedings threatened against or likely to be instituted by or against the company or Chemwes, nor are the sellers aware of any circumstances which may give rise to the institution of any such proceedings;

8.2 no queries have been addressed to the company or Chemwes or to any of their representatives by any official administering any tax nor have any objections with regard to any tax been lodged by the company or Chemwes which have not been fully disposed of;

8.3 the company and Chemwes have paid or will, prior to the closing date, timeously pay all tax due where the due date for payment of the tax arises on or before the closing date; in respect of any tax which is due for payment after the closing date for periods of trading from the effective date, ending prior to the closing date, adequate provision or reserves for the payment of that tax will have been made. This warranty by the sellers is only in respect of the period from the effective date up to the closing date;

8.4 the company and Chemwes are not liable to pay any penalty or interest in connection with any claim for tax;

8.5 as at the effective date, neither the company nor Chemwes are subject to any liability as a result of the re-opening of any tax assessment;

8.6 all necessary or legally required information, notices and returns (all of which are true and accurate and none of which are disputed by the Revenue authorities in the Republic of South Africa have been properly submitted in accordance with extensions for submissions granted by Revenue authorities by the company and Chemwes and there is no reason to suppose that any such information or return will not in due course be accepted as true and accurate by the Revenue authorities in the Republic of South Africa;

8.7 the company and Chemwes have timeously deducted tax as required from all payments made to or treated as made to employees or former employees of the company, or any other payment from which tax is required to be deducted in terms of Income Tax Legislation application in the Republic of South Africa and has accounted to the Revenue authorities in the Republic of South Africa for all tax so deducted;

8.8 the company and Chemwes have withheld all taxes they are liable to withhold and have timeously paid such taxes to the Revenue authorities in the Republic of South Africa;

8.9 no notice has been served on the company or Chemwes in terms of which the company or Chemwes have been appointed as a representative taxpayer;

8.10 the company and Chemwes have timeously lodged claims for any refund of tax to which they are or may be entitled;

8.11 neither the sellers nor the company or Chemwes are party to any agreement with the Revenue authorities in the Republic of South Africa bearing upon or relating to the manner or circumstances in which tax will or might be levied on the company or Chemwes;

8.12 no rents, interest, annual payments or other expenditure incurred by the company and Chemwes and claimed as a deduction in the production of income will be disallowed as a deduction wholly or in part from the income of the company or Chemwes;

8.13 the company and Chemwes have not made or received any donation on which donations tax can be levied nor have they made any donation at the instance of a third party;

8.14 the company and Chemwes have and will have complied with the provisions of the Income Tax Act and all proper tax returns (including PAYE and VAT returns) required to be returned will have been made by them in respect of all periods from the acquisition date to the closing date and all provisional tax has been paid as at the due date thereof in compliance with the provisions of the Income Tax Act and all VAT has been paid as at the due date thereof in compliance with the provisions of the Value Added Tax Act, 1991, as amended ("the VAT Act"). The company and Chemwes will not be liable for any taxation in respect of any assessment including any estimated, revised or additional assessment arising from any transaction, matter, thing, act or omission which took place prior to the closing date and for which provision is not made in the closing date accounts;

8.15 all assessments for taxation which have been raised will have been paid in full or adequate provision for payment thereof will have been made;

8.16 the company and Chemwes have and will have complied with the provisions of the Tax Act, the VAT Act and all regulations made thereunder and all returns and declarations required to be furnished will have been furnished by them in respect of such Acts;

8.17 there are no notices, suits, proceedings or investigations pending against the company or Chemwes by any tax authority relating to any claim for any additional tax or assessment or any matters under discussion with any tax authority relating to any claim for any tax or assessment nor is there any pending tax objection or appeal;

8.18 save as disclosed in writing by the sellers, the company and Chemwes are not and will not be party to any agreement with the South African Revenue Authority bearing upon or relating to the manner or circumstances in which tax will or might be levied on the company or Chemwes.

9. <u>ASSETS</u>

9.1 The assets of the company and Chemwes are not and will not be subject to any -

9.1.1 hire-purchase agreement; or

9.1.2 credit agreement, instalment sale transaction, leasing transaction or credit transaction or

9.1.3 credit agreement, instalment, hire-purchase or suspensive sale agreement, lease or any like agreement, whatever its form may be; or

9.1.4 pledge, mortgage, lien, notarial bond; or

9.1.5 other right in favour of any third person.

9.2 As at the closing date, the company's assets and Chemwes' assets will have continued to be in good order and condition and fully operational, apart from breakdowns, fair wear and tear accepted in the ordinary course of business and apart from any loss, damage or destruction beyond the control of the company or Chemwes.

9.3 No person has or will have any right (including any option or right of first refusal or pre-emption) to purchase any of the assets of the company or Chemwes, other than in the ordinary course of business.

9.4 The company and Chemwes have maintained a register of their assets in accordance with generally accepted accounting practice.

9.5 The company and Chemwes own, lease or have purchased under instalment sale the assets necessary for the conduct of their businesses and have good and marketable title to the assets they own, and that except for agreements entered into in the ordinary course of business no other person has any rights to or in respect of such assets.

9.6 The company and Chemwes are in lawful possession of the assets contemplated by clause 9.5.

9.7 The company and Chemwes have not entered into any transaction with respect to any of the assets owned or used by them in their respective businesses which have given or will give rise to any off-balance sheet liability.

10. <u>MINING</u>

10.1 The company and Chemwes have the capacity to carry on their business, including but not limited to having valid title (where applicable) to perform

all mining and mining related functions currently carried on by the company and Chemwes or contemplated in their business plans.

10.2 The company and Chemwes are in possession of all consents, permits and licenses necessary for the conduct of their businesses and affairs and the sellers are not aware of any facts which may give rise to the cancellation of, or failure to renew, any such licenses, permits or consents or to their only being renewed subject to the imposition of onerous conditions not presently applicable thereto.

10.3 The company and Chemwes have made all contributions which they are obliged to make to the environmental rehabilitation trust in terms of the deed of that trust. Approval for the contributions to be made to such trust has been obtained from SARS and no objection has been received from the Department of Minerals and Energy ("DME") regarding such trust or the contributions payable in terms thereof. A minute book reflecting all resolutions passed by the trust has been kept. No amounts have been or may be withdrawn from the trust other than to make payment in respect of all prescribed rehabilitation costs. The environmental rehabilitation trust has sufficient funds to cover its prescribed rehabilitation costs and the DME is satisfied and has confirmed in writing the adequacy of the funds in the trust.

10.4 Each of the sellers warrants that he/it has not, to the best of his/its knowledge and belief, withheld from the purchaser any information, known to that seller and material to the transaction hereby concluded (including with respect to actual or potential environmental liabilities of the company or Chemwes or their businesses.

10.5 The sellers are not aware of any act or omission on the part of the company and/or Chemwes which would warrant the cancellation of the mining licence or any annexure.

10.6 In terms of the agreement concluded between the company and/or Chemwes and Eskom, the company and Chemwes have procured an adequate, secure, reliable and ongoing supply of electrical power in order to enable it to conduct their business.

10.7 The company and Chemwes have at all times complied with the provisions of the Mineral and Petroleum Resources Development Act No 28 of 2002 and all other statutory provisions applicable to it.

10.8 The company has been granted a prospecting licence for Uranium for its Chemwes operations.

11. INSURANCE

11.1 The company and Chemwes are adequately insured in respect of all material assets and which are of an insurable nature against all risks normally insured against by a person carrying on a business similar to that of the company and Chemwes respectfully. Such insurance will continue to be effective for not less than 60 (sixty) days after the closing date and all premiums due in respect of such insurance have been paid.

11.2 The sellers are not aware of any facts, matters or circumstances which may give rise to the cancellation of the policies of insurance referred to in 11.1 or the repudiation of any claims thereunder or to such policies not being renewed in the future or only being renewed subject to the imposition of onerous conditions not presently applicable.

12. LEGAL PROCEEDINGS

12.1 There are no litigation, mediation, arbitration, criminal or expropriation proceedings pending or threatened against the company or Chemwes or their assets or business or to which they might become a party, nor do the sellers know or have any reasonable grounds to know of any basis for any such litigation, arbitration or criminal proceedings.

12.2 No steps have been taken or are contemplated by the sellers nor, to the best of the sellers' knowledge and belief, by any third party, to apply for the winding up of the company or Chemwes.

12.3 There is no application pending or threatened for the winding-up or judicial management (provisional or final) of the company or Chemwes.

13. PERIOD BETWEEN THE EFFECTIVE DATE AND THE CLOSING DATE

13.1 Between the effective date and the closing date -

13.1.1 the company and Chemwes will have continued to carry on their businesses in the ordinary and regular course;

13.1.2 the company and Chemwes will have continued to trade in accordance with the trading style at present adopted by them;

13.1.3 no assets have been acquired and none of the company's assets nor Chemwes' assets will have been sold or otherwise disposed of except in the ordinary course of business;

13.1.4 other than as a result of the normal annual salary review, the company and Chemwes will not have varied the terms of employment of or remuneration payable to any of their directors or officers nor will the company or Chemwes agree to any compensation or other benefits payable on or in connection with the termination of, or retirement from employment or office of, any such persons;

13.1.5 no liabilities have been incurred without adequate value having been received;

13.1.6 the company and Chemwes will not have entered into any material transactions outside the normal and ordinary course of business. To the extent that the company and/or Chemwes enters into a material

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transaction during the normal and ordinary course of its business, it shall notify the purchaser in writing thereof. For the purpose of this warranty, a material transaction shall be a transaction with a value in excess of R250 000.00 (two hundred and fifty thousand Rand) or transactions in aggregate in excess of R500 000.00 (five hundred thousand Rand) which is or are not in accordance with the approved budget for the financial year ending 28 February 2008;

13.1.7 there has been and will be no material adverse change in the financial position of the company or Chemwes, save as may result from normal trading and economic conditions .

13.1.8 nothing will be done –

13.1.8.1 to prejudice the continued goodwill of the company or Chemwes;

13.1.8.2 reduce the scope of the business of the company or Chemwes;

13.1.8.3 which will result in any of the business associates or customers of the company or Chemwes ceasing to transact business with the company or Chemwes or vary the terms on which such business associates or customers transact business with the company and Chemwes.

14. <u>STATUTORY REQUIREMENTS AND AUTHORISATIONS</u>

14.1 No work remains to be performed, and no expense remains to be incurred in connection with –

14.1.1 the completion and auditing of the company's and Chemwes' Financial Statements in respect of any of their 2005 and 2006 financial years. It is recorded for the benefit of all parties that the audit in respect of the 2007 financial year must still be conducted;

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14.1.2 the submission of the company's and Chemwes' income tax returns in respect of any of their prior financial years; and

14.1.3 the submission of any return required by law to have been submitted by the company and Chemwes to any competent authority;

14.2 The company and Chemwes have complied in all material respects with all laws and regulations (including laws relating to the protection of the environment) affecting their affairs and business.

14.3 At the closing date the share register, books and records of the company and Chemwes will be up to date and have been properly kept according to law and will be capable of being written up within a reasonable time so as to record all of the transactions of the company and Chemwes.

15. DEBTORS

15.1 All amounts owing to the company and Chemwes by their debtors at the effective date, less amounts provided for as bad or doubtful debtors in the management accounts of the company and Chemwes for the period 1 March 2007 to the effective date, will be collected in full within 120 (one hundred and twenty) days of the effective date.

15.2 Since the effective date no debts due to the company or Chemwes have been written off or treated or regarded as irrecoverable other than in the normal course of business;

16. RESOLUTIONS

No resolutions have been passed by the members or directors of the company or Chemwes, save for –

16.1 such resolutions as may be necessary to give effect to this agreement;

16.2 such resolutions as have been passed in the ordinary course of business or as shall be approved by the purchaser in writing, which approval may not be unreasonably withheld.

17. GENERAL

17.1 Neither the company nor Chemwes will have done or omitted to do anything which will have -

17.1.1 materially prejudiced the continued goodwill of the company and Chemwes;

17.1.2 reduced the scope of the company's business or Chemwes' business;

17.1.3 resulted in any business associate of the company or Chemwes ceasing to transact business with the company or Chemwes or to vary the terms upon which it transacts business with the company or Chemwes.

17.2 Save as specifically set out in this Appendix 11.1 or as disclosed in writing to the purchaser in the manner contemplated in 11.8 and 11.9 of the agreement during the due diligence investigation period contemplated in 4.1.5 of the agreement, the sellers give no warranties and make no representation in regard to the business or affairs of the company and Chemwes.

APPENDIX 11.10

FIU represents and warrants to and in favour of the sellers as follows and acknowledges that the sellers are relying upon same in connection with the transaction recorded in this agreement :

(a) FIU is a company continued and validly existing under the laws of British Columbia and has the corporate power to carry on its business as now being conducted, to enter into this agreement and to perform its obligations hereunder.

(b) The authorized share capital of FIU consists of an unlimited number of common shares, of which 121,686,047 (one hundred and twenty one million six hundred and eighty six thousand and forty seven) common shares were issued and outstanding as of 24 April 2007.

(c) FIU is a reporting issuer under the securities laws in all provinces and territories of Canada and, to the best of its knowledge, is not in default of any requirement of such securities laws, has not been the subject of any investigation by any stock exchange or any other securities regulatory authority or body, is current with all filings required to be made by it under applicable Canadian securities and corporate laws.

(d) Since December 13, 2006, FIU has filed any and all required forms, reports and documents (collectively, the "**Public Disclosure**") with the applicable Canadian securities regulatory authorities having jurisdiction. None of the Public Disclosure filed by FIU with the applicable Canadian securities regulatory authorities, at the time filed or as subsequently amended, contained any misrepresentation or any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the

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statements made therein, in light of the circumstances under which they were made, not misleading.

(e) No securities commission or similar regulatory authority or stock exchange in Canada has issued any order which is currently outstanding preventing or suspending trading in any securities of FIU and, to FIU's knowledge, no such proceeding is pending, contemplated or threatened.

(f) The outstanding common shares of FIU are listed and posted for trading on the Toronto Stock Exchange.

(g) The common shares to be issued by FIU pursuant to this agreement will be duly issued as fully paid and non-assessable shares.

(h) This agreement has been duly authorized, executed and delivered by FIU and is a legal, valid and binding obligation of FIU, enforceable against FIU in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdictions.

(i) The execution and delivery of this agreement by FIU and the completion of the transaction and the fulfillment and compliance with the terms and provisions hereof do not and will not:

(i) result in the breach of, or violate any term or provision of, its constating documents;

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which it is a party or by which it is bound and which is material to it, or result in the creation of any

encumbrance upon any of its material assets under any such agreement or instrument, or give to others any material interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority (other than consent of its lenders, if required); or

(iii) violate or contravene any provision of any law or regulation or any judicial or administrative award, judgment or decree applicable and known to it (after due inquiry);

except to the extent that such breach, violation or contravention could not reasonably be expected to prevent or hinder the consummation of the transactions contemplated by this agreement.

(j) Other than the consent of RBC Dominium Securities Inc ("RBCDS") pursuant to the underwriting agreement dated 12 December 2006 among, inter alia, FIU and RBCDS (which consent shall be procured by the closing date), no waiver, consent or approval is required to be obtained by FIU from other parties to any loan or credit agreement, bond, debenture, note, mortgage, indenture, guarantee, lease or other contract, commitment, agreement, instrument, obligation, undertaking, permit, concession, franchise, license or legally binding arrangement or understanding to which FIU is a party or bound by or any of its properties or assets are bound by or subject to, the failure of which to obtain would be materially adverse to FIU or would materially impede FIU's ability to complete the transaction;

(k) No consent, approval, order or authorization of, or registration, or declaration with, any applicable governmental authority with jurisdiction over FIU is required to be obtained by FIU in connection with the execution and delivery of this agreement or the completion of the transaction recorded in this agreement, except for those consents, orders, authorizations, declarations, registrations or approvals which

are contemplated by this agreement or those consents, orders, authorizations, declarations, registrations or approvals that, if not obtained, would not prevent or delay the completion of the transaction or otherwise prevent FIU from performing its obligations under this agreement.

(l) To the best of its knowledge (after due inquiry), there are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting FIU, at law or in equity, before or by any governmental department, commission, board, bureau, court, agency, arbitrator or instrumentality, domestic, or foreign, of any kind, which would prevent or hinder the consummation of the transaction.

(m) The board of directors of FIU has unanimously approved a resolution authorising FIU to sign the agreement and to cause the purchaser to enter into this agreement and to consummate the transaction recorded in this agreement.

(n) There is no fact or circumstance pertaining to the business or affairs of FIU which has not been publicly disclosed by FIU in accordance with applicable corporate and securities legislation and which, if known to the sellers acting as a reasonable man, would be likely to cause the sellers not to enter into this agreement, either on the terms herein set out, or at all.

APPENDIX 2.1.20

G.P.-S. 010-0233

MD 109E

Republic of South Africa | Republiek van Suid-Afrika

DEPARTMENT OF MINERAL AND ENERGY AFFAIRS

DEPT. OF MINERALS AND ENERGY NORTH-WEST REGION
PRIVATE BAG A1
2003 -04- 08
DEPT. OF MINERALS AND ENERGY NORTH-WEST REGION

Office date stamp

MINING LICENCE

[Minerals Act, 1991: Section 9 (1) read with 9 (3) (e)]

Licence No. ML 16/2003

Office reference RDNW (KL) 5/3/2/2307

Authorization is hereby granted under and subject to the provisions of the Minerals Act, 1991, to (full name) MINE WASTE SOLUTIONS (PTY) LIMITED

identity or registration number 0 0 / 0 0 1 4 4 3 / 0 7 - -

(hereinafter referred to as "the holder")

of (address) PRIVATE BAG X2600
HOUGHTON
2041
TEL NO: 011-7187260

to mine for (name of mineral) GOLD in respect of tailings*

on (full name of farm and subdivision) SEE ANNEXURE ATTACHED

No. 408 IP Magisterial District KLERKSDORP Region NORTH-WEST

as indicated on the attached sketch plan No. RDNW (KL) 5/3/2/2307 (S)

signed by the Regional Director on 08/04/2003

Full name of the holder of the right to the said mineral RAND LEASES (PTY) LTD

Unless this licence is suspended, cancelled or abandoned or lapses it shall be valid for a period (more than two years) which shall extend from the date of issuing until 21 FEBRUARY 2008

or until the mineral the mining of which is hereby authorized can no longer be mined economically by the holder of the land concerned. (If a specific date is inserted, delete the words that follow the date.)

MO 109E

This licence does not exempt the holder from the requirements of any provision of any other law or from any restrictive provisions or conditions contained in the title deed of the land concerned, nor does it encroach upon the rights of any person who may have an interest in the land or tailings concerned or the mineral rights in respect of such land or tailings.

Signed at KLERKSDORP this 8TH day of APRIL 2003 ~~19~~

Regional Director ....

* Delete the words "in respect of tailings" if they are not applicable.

6/

SCHEDULE 1

SCHEDULE OF PROPERTIES ACQUIRED BY CHEMWES LTD FROM RAND LEASES PROPERTIES LIMITED

A. FREEHOLD

REF NO.	DESCRIPTION	AREA (HA)	TITLE DEED NO.
1	Portion 48 of the farm Stilfontein No. 408-IP	154.6287	T26383/78
2	Portion 49 of the farm Stilfontein No. 408-IP	154.6286	T26383/78
3	Remaining extent of Portion 15 of the Farm Stilfontein no. 408-IP	309.2573	T26383/78
4	Remaining extent of Portion 10 of the Farm Stilfontein no 408-IP	272.7055	T22891/56
5	Portion 66 of the Farm Stilfontein No 408-IP	275.6455	T19250/90
6	Remaining Extent of Portion 31 of the Farm Stilfontein No. 408-IP	151.2222	T31412/57
7	Remaining Extent of Portion 21 of the Farm Stilfontein No. 408-IP	124.7610	T31412/57
8	Remaining Extent of Portion 33 of the Farm Stilfontein No. 408-IP	22.5148	T31412/57
9	Remaining Extent of Portion 30 of the Farm Stilfontein No. 408-IP	~~212.2488~~ 90.6240	T31412/57
10	Remaining Extent of Portion 24 of the farm Hartebeestfontein No. 422-IP	212.2488	T31412/57
11	Portion 67 of the Farm Stilfontein No. 408-IP	189.0121	T29299/62
	TOTALS	2,049.6594	

DEPT. OF MINERALS AND ENERGY
NORTH-WEST REGION
PRIVATE BAG A1
2003 -04- 09
KLERKSDORP 2570
DEPT. OF MINERALS AND ENERGY
NORTH-WEST REGION

B. DUMPS AND SLIMES DAMS

1. CHARLES DUMP

Portion 21 of the Farm Stilfontein No 408-IP

2. KOEKEMOER DUMP

Portion 24 of the Farm Hartebeestfontein No 422-IP

3. MARGARET DUMP

The Remainder Portion 30 of the Farm Stilfontein No 408-IP
Figure ABCDEFGHJKLMNPQRS
Measuring 3,3167 hectares

The Remainder Portion 24 of the Farm Hartebeestfontein No 422-IP

Dec 01 03:11p Mine Waste Solutions 0117261029 p.5
0117261029

Figure ABCDEFGHJKLMNPQRSTUVWXYZA'B'C'D'E'F'
Measuring 37,5878 hectares

As per the descriptions which the land surveyor prepared pursuant to the Trakprops agreement

4. **SCOTT DUMP**

The Remainder Portion 24 of the Farm Hartebeestfontein No 422-IP
Figure ABCDEFG
Measuring 18,7838 hectares

As per the descriptions which the land surveyor prepared pursuant to the Trakprops agreement

5. **SLIMES DAM**

The Remainder Portion 15 of the Farm Stilfontein No 408-IP
Figure ABCD
Measuring 65,2511 hectares

The Remainder Portion 49 of the Farm Stilfontein No 408-IP
Figure ABCD
Measuring 39,2890hectares

As per the descriptions which the land surveyor prepared pursuant to the Trakprops agreement

6. **OTHER**

~~However, slimes dams are also present on the Remainder Portions 10, 31, 46 and 66~~ of the Farm Stilfontein No 408-IP

DEPT. OF MINERALS AND ENERGY
NORTH-WEST REGION
PRIVATE BAG A1
2003 -04- 09
KLERKSDORP 2570
DEPT. OF MINERALS AND ENERGY
NORTH-WEST REGION

TECHNICAL REPORT PRELIMINARY ASSESSMENT OF THE BUFFELSFONTEIN PROJECT, NORTH WEST PROVINCE, REPUBLIC OF SOUTH AFRICA

PREPARED FOR FIRST URANIUM CORPORATION

Report for NI 43-101

Authors:
R. Dennis Bergen, P.Eng.
Wayne W. Valliant, P.Geo.

Originally Submitted November 8, 2006
Revised December 5, 2006
Revised January 31, 2007
Revised on May 22, 2007

Scott Wilson

RPA

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

TABLE OF CONTENTS

PAGE

LIST OF TABLES

PAGE

LIST OF FIGURES

PAGE

1 SUMMARY

EXECUTIVE SUMMARY

INTRODUCTION

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by First Uranium Corporation (First Uranium) to revise the January 31, 2007 Technical Report on the proposed Buffelsfontein Tailings Recovery Project (the Project), located near Johannesburg, Republic of South Africa. In January, the report was revised to incorporate the results of the ongoing process selection work and demonstrate the impact of this work on the preliminary economic analysis. The current revision was requested to incorporate the proposed purchase of Mine Waste Solutions (Proprietary) Limited (MWS) into the Technical Report and to demonstrate the impact of the changes in the plan on the preliminary economic analysis. This revised Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

First Uranium is a public Canadian company which completed an Initial Public Offering (IPO) and a listing on the Toronto Stock Exchange (TSX) on December 20, 2006. In connection with the IPO, an over-allotment option was exercised on December 29, 2006, resulting in combined net proceeds to the company of $189 million. First Uranium completed its secondary listing on the Johannesburg Stock Exchange (JSE) on March 30, 2007. The Common Shares are traded on the TSX as FIU and on the JSE as FUM. The funds raised from the IPO are being used to develop the Buffelsfontein Project. In addition, on May 3, 2007, the First Uranium completed an offering of convertible debentures for gross proceeds of C$150 million. A portion of the proceeds from the convertible debenture offering will be used to fund the development of the Buffelsfontein Project.

Assuming the completion of the MWS acquisition, the Buffelsfontein Project will consist of a uranium and gold recovery plant on the MWS site near the currently operating Buffelsfontein and Hartebeestfontein underground gold mines and mill (collectively, the BGM Underground Mine) to recover gold and uranium from the current

and historic tailings. Simmer & Jack Mines, Limited (Simmers), the owner of the BGM Underground Mine, has entered into an agreement with First Uranium pursuant to which First Uranium may acquire, subject to the satisfaction of certain conditions, the eleven existing tailings dams in the area currently held by Buffelsfontein Gold Mines Limited (BGM), a subsidiary of Simmers, as well as the right to recover uranium and gold from the tailings from the BGM Underground Mine.

On April 4, 2007, First Uranium announced the conditional purchase of MWS, through its wholly owned subsidiary, First Uranium (Proprietary) Limited (FUSA), with payment to be in shares of First Uranium. MWS, through its 100% owned subsidiary Chemwes Limited (Chemwes), operates a 20,000 tpd capacity tailings recovery and gold production plant immediately adjacent to the planned Buffelsfontein operation. Upon closing of the MWS acquisition, First Uranium will become a gold producer effective April 1, 2007, and is revising its plans for the construction of the proposed uranium and gold plants to incorporate the existing MWS facilities and the MWS site. First Uranium will also process tailings obtained in the purchase of MWS. The disclosure in this Technical Report assumes the completion of the MWS acquisition by First Uranium. The MWS acquisition is subject to a number of conditions including, among others, the receipt of required approvals from South African competition authorities, the TSX, the JSE, the South African Reserve Bank, and the South African Department of Minerals and Energy. Subject to the receipt of the requisite approvals, the transaction is expected to close no later than August 31, 2007, with effect as of April 1, 2007. The disclosure in this Technical Report also assumes the completion of the proposed acquisition by First Uranium of the additional small tailings dams, i.e. Harties-Flanagan, Harties-Ellaton, and Harties-NKGE, from an affiliated company.

The Buffelsfontein Project is a proposed uranium and gold tailings recovery operation located in the western portion of the Witwatersrand Basin approximately 160 km from Johannesburg. First Uranium plans to conduct hydraulic mining of thirteen tailings dams on the Buffelsfontein property and two dams on the MWS site, using high pressure water cannons to slurry the tailings which will then be pumped to processing plants for the

recovery of uranium and gold. A third tailings dam on the MWS site, which includes inferred resources, is not included in the production schedule of this assessment. First Uranium will also process the tailings from the ongoing mining operations at the nearby BGM Underground Mine for recovery of uranium and gold. First Uranium's plan for the Buffelsfontein Project is based on the expansion of the MWS gold processing facilities to an ultimate 1.8 million tpm capacity and construction of a uranium recovery plant with an ultimate capacity of 200,000 tpm.

The Project is at the planning stage, with preliminary plans in place. The planned operation will commence as a 600,000 tpm tailings recovery project producing gold from the existing MWS gold plant. An expansion for the gold plant plus the first uranium plant stages will be redesigned to suit the MWS site and the operation will grow in stages to be a nominal 1.8 million tpm tailings recovery project producing an average of 128,000 oz/yr gold and 922,000 lb/yr U_3O_8 in yellowcake over a 16 year production life.

CONCLUSIONS

Based on the Buffelsfontein site visit and review of the available data, Scott Wilson RPA offers the following interpretation and conclusions:

- The mineral resources were estimated using a methodology appropriate for the style of mineralization and in a manner consistent with CIM guidelines. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

- With the closing of the MWS purchase there will be gold production effective April 1, 2007 and the Project has the potential to become a producing gold and uranium operation with a more rapid ramp up of the production rate than previously estimated.

- The selection of pressure leaching is expected to reduce the operating costs in the uranium plant compared to the base case in the December 5, 2006 technical report.

- On a byproduct basis the Total Cash Cost is US$19 per ounce of gold including a credit of $359/oz for U_3O_8 revenue. The mine life capital and royalty unit cost is US$84 per ounce, for a Total Production Cost of US$103

per ounce of gold. Average annual production during operation is 128,000 ounces of gold and 922,000 pounds of U_3O_8.

- Considering the production as co-products and splitting the costs in proportion to the revenue from each of products, the gold cost is $220/oz operating plus $49/oz capital for a total of $269/oz and the U_3O_8 cost is $22.10/lb operating and $4.90/lb capital for a total of $27.00/lb U_3O_8.

- The Project economics are most sensitive to gold price followed by uranium price, operating costs, and capital costs.

- **The economic analysis contained in this report is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserve development, production and economic forecasts on which this preliminary assessment is based will be realized.**

RECOMMENDATIONS

Scott Wilson RPA recommends that the planning for the development of the Project be advanced. The refinement of estimates in a prefeasibility study is recommended to facilitate a production decision.

The following items are recommended for consideration as part of a prefeasibility study of the Project:

- Additional test drilling to upgrade the inferred mineral resources.

- Detailed review of MWS test work and plant operating data and application of that information to the planned operations.

- More detailed metallurgical testing on material from the various feed sources and the BGM Underground Mine plant tailings. Metallurgical testing should include representative samples of the material to be mined in the initial Project years. The metallurgical testing should also be used to confirm the planned processes and flow sheet selections as well as the assumptions for gold and uranium recovery.

- Complete the detailed analysis of the tailings storage options and selection of a tailings storage area that can handle the scale of operation planned.

- Focus on expediting the construction of the pipeline from the Buffelsfontein dams to the MWS plant site to add extra feed sources as the MWS No. 2 resource is diminishing.

- Review the production schedule with more consideration given to the problems of maintaining a high production rate from some of the smaller feed sources.

- Review the opportunity of increasing the uranium recovery as the uranium price increases. The current sacrifice in recovery is a financial rather than a technical optimization.

- Gold plant expansion and uranium plant design should be advanced together with a more detailed uranium processing plant capital and operating cost estimate.

- A manpower listing with all areas of the operation included.

- The Project schedule should be re-examined and developed in more detail to ensure that critical items are not missed.

- Further work on the sales of uranium concentrate is required to remain assured that a market is available in South Africa or to determine where concentrates may have to be shipped.

- Review the rehabilitation costs to determine whether the current allowance is appropriate.

The estimated cost to complete the recommended work is shown in Table 1-1. The project capital cost estimate includes allowances for engineering work for the Project.

TABLE 1-1 RECOMMENDED WORK PROGRAM COST ESTIMATE
First Uranium Corporation - Buffelsfontein Project

Work item	Cost Estimate $US
Sampling and analysis to upgrade inferred resources	100,000
Metallurgical testing of representative samples to confirm recovery and flow sheet assumptions	300,000
Complete tailings storage facility selection	50,000
Compilation of prefeasibility study	200,000
Contingency	150,000
TOTAL	**750,000**

ECONOMIC ANALYSIS

An after-tax Cash Flow Projection has been generated from the Life of Mine production schedule and capital and operating cost estimates, and is summarized in Table 18-6. A summary of the key criteria is provided below.

ECONOMIC CRITERIA

Revenue

- Nominal initial capacity of 20,000 tpd and rising to 60,000 tpd (21.6 million tpa) of reclaimed mine tailings.
- Mill recovery of gold increasing to 68% based upon Mintek leach tests and U_3O_8 recovery of 27% based upon 30% recovery to a flotation concentrate and 90% recovery from the leach concentrate.
- Gold payment is based upon 100% payment less a refining charge of $120,000 per year plus $0.50 per ounce.
- Exchange rate US$1.00 = R7.40.
- Metal price: US$500 per ounce gold and $50.00 per pound U_3O_8.
- Revenue is recognized at the time of production.

Costs

- Gold production commences effective April 1, 2007, following the closing of the MWS purchase agreement.
- Mine life: 16 years.
- Life of Mine production plan as summarized in Table 18-1.
- Preproduction capital totals $151 million including 20% contingency.
- Salvage value of $6.2 million taken at end of mine life.
- Average operating cost over the mine life is $2.55 per tonne milled.

CASH FLOW ANALYSIS

Considering the Project on a stand-alone basis, the undiscounted after-tax cash flow totals $580 million over the mine life, and simple payback occurs at approximately 3.2 years. The LOM production is 2.1 million ounces of gold as doré and 14.7 million pounds of U_3O_8 in yellowcake.

Net Present Value (NPV) at an 8% discount rate is $295 million and the Internal Rate of Return (IRR) is 69%.

The Total Cash Cost is US$19 per ounce of gold including a credit of $359/oz for U_3O_8 revenue. The mine life capital and royalty unit cost is US$84 per ounce, for a Total Production Cost of US$103 per ounce of gold. Average annual production during operation is 128,000 ounces of gold and 922,000 pounds of U_3O_8.

Considering the production as co-products and splitting the costs in proportion to the revenue from each of products, the gold cost is $220/oz operating plus $49/oz capital for a total of $269/oz and the U_3O_8 cost is $22.05/lb operating and $4.90/lb capital for a total of $26.95/lb U_3O_8.

The economic analysis contained in this report is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserve development, production and economic forecasts on which this preliminary assessment is based will be realized.

SENSITIVITY ANALYSIS

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities to:

- Metal prices, recovery and head grade (gold and uranium)
- Operating costs (Total Cash Cost)

- Preproduction capital costs
- Currency exchange rates

IRR sensitivity over the base case has been calculated for -30% to +30% variations, except for the U_3O_8 price that includes a ± 37.5% range. The sensitivities are shown in Figure 1-1 and Table 1-2. The Project is most sensitive to gold grade/price/recovery followed by the exchange rate, then uranium price/grade/recovery, then operating cost, and finally the Project is least sensitive to variations in the capital costs.

The change in the uranium price assumption, increasing from $40.00 per pound up to $50.00 per pound resulted in an increase in the IRR from 57% to 69% and increased the 8% NPV from $237 million to $295 million.

A case with the MWS No. 5 inferred resource included in the production plan, but with a lower gold recovery reflecting the potential problems in some lower grade areas, added almost three years to the Project life and had an IRR of 68% and an 8% NPV of $335 million.

FIGURE 1-1 SENSITIVITY ANALYSIS


$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
NPV @ 8% (millions)
0.6
0.7
0.8
0.9
1
1.1
1.2
1.3
1.4
Factor of Change
Gold Price
Operating Cost
Capital Cost
Uranium Price
Exchange Rate

TABLE 1-2 SENSITIVITY ANALYSIS
First Uranium Corporation - Buffelsfontein Project

Sensitivity to Gold Price

Au Price ($/oz)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @ 10% ($ million)
350	$367	$231	$211	$193	$177	$163	$149
400	$438	$279	$256	$235	$216	$199	$184
450	$509	$327	$301	$277	$256	$236	$218
500	**$580**	**$375**	**$346**	**$319**	**$295**	**$273**	**$253**
550	$650	$423	$391	$361	$334	$309	$287
600	$722	$472	$435	$403	$373	$346	$322
650	$793	$520	$480	$445	$412	$383	$356

Sensitivity to Direct Operating Cost

Oper Cost ($/t)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @ 10% ($ million)
1.74	$742	$483	$445	$412	$381	$353	$328
1.98	$688	$447	$412	$381	$352	$326	$303
2.23	$634	$411	$379	$350	$324	$300	$278
2.48	**$580**	**$375**	**$346**	**$319**	**$295**	**$273**	**$253**
2.73	$525	$339	$313	$288	$266	$246	$228
2.98	$471	$304	$279	$257	$237	$219	$202
3.22	$417	$268	$246	$226	$209	$192	$177

Sensitivity to Capital Cost

Cap Cost ($ million)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @ 10% ($ million)
101	$608	$403	$373	$346	$322	$299	$279
116	$598	$394	$364	$337	$313	$290	$270
130	$589	$384	$355	$328	$304	$282	$261
145	**$580**	**$375**	**$346**	**$319**	**$295**	**$273**	**$253**
159	$570	$366	$337	$310	$286	$264	$244
174	$561	$357	$328	$301	$277	$255	$235
188	$552	$348	$319	$292	$268	$246	$226

Sensitivity to Uranium Price

U_3O_8 Price ($/lb)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @ 10% ($ million)
31	$385	$243	$222	$204	$187	$171	$157
38	$450	$287	$263	$242	$223	$205	$189
44	$515	$331	$305	$281	$259	$239	$221
50	**$580**	**$375**	**$346**	**$319**	**$295**	**$273**	**$253**
56	$644	$419	$387	$357	$331	$306	$284
63	$709	$464	$428	$396	$367	$340	$316
69	$775	$508	$469	$434	$403	$374	$348

Sensitivity to Exchange Rate

Exchange R:US$	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @ 10% ($ million)
5.18	$303	$179	$162	$145	$131	$117	$105
5.92	$417	$261	$238	$218	$199	$182	$167
6.66	$507	$324	$298	$274	$252	$232	$214
7.40	**$580**	**$375**	**$346**	**$319**	**$295**	**$273**	**$253**
8.14	$639	$417	$385	$356	$330	$306	$284
8.88	$689	$452	$418	$387	$359	$333	$310
9.62	$731	$482	$446	$413	$383	$357	$332

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The proposed Buffelsfontein Project and the MWS Project are located in the western portion of the Witwatersrand Basin, some 160 km from Johannesburg in the Republic of South Africa. The mine is located in the North West Province approximately eight kilometres from the town of Klerksdorp at Stilfontein.

The Project involves the recovery of gold and uranium from tailings of the BGM operation (the former Buffelsfontein and Hartebeestfontein mines) and the MWS property subsequent to the purchase of MWS by First Uranium. BGM, 100% owned by Simmers, currently holds an old order Mining License ML 4/2001, and includes certain portions of the farms:

1. Mapaiskraal 441 IP
2. Buffelsfontein 443 IP
3. Wildebeestpan 442 IP
4. Stilfontein 401 IP
5. Hartebeestfontein 422 IP
6. Zandpan 423 IP
7. Palmietfontein 403 IP
8. Zuiping 394 IP
9. Grootvaderbosch 470 IP
10. Die Hoek 114 IP
11. Doornkom Oost 447 IP
12. Townlands of Klerksdorp 424 IP

BGM currently holds an old order mining right for the mining of gold at the BGM Underground Mine but not for the mining of the gold and uranium in the tailings dams at Buffelsfontein. BGM filed an application with the South African Department of Minerals and Energy (DME) for a prospecting right (Prospecting Right Application) [Ref No NW 30/5/1/1/2/148] with respect to uranium and other minerals in the Buffelsfontein property and tailings dams in order to secure its priority to such a right. The application was accepted by the DME on 15 November 2006, and is currently being reviewed, by the DME. BGM also filed an application to convert its old order mining right into a new

order mining right on 22 November 2006 [Ref No NW 30/5/1/2/3/2/2/323]. If and when this conversion application is approved, BGM intends to file with the DME one or more applications (which, together with the foregoing conversion application, are collectively referred to herein as the Buffelsfontein Conversion Application) to (i) amend, with effect from the date of conversion, the new order mining right to include the authority to mine for uranium underground and for gold, uranium and other minerals in respect of the tailings; (ii) divide the new order mining right, if granted, into two separate new order mining rights — one in respect of the mining for gold, uranium and other minerals at the BGM Underground Mine and the other, the Buffelsfontein Tailings Mining Right, in respect of the mining of the gold, uranium and other minerals in the Buffelsfontein tailings dams; and (iii) cede the Buffelsfontein Tailings Mining Right, if granted, to First Uranium (Proprietary) Limited (FUSA), a company that is an indirect subsidiary of First Uranium. If and when the Buffelsfontein Conversion Application is approved in full, BGM may withdraw its Prospecting Right Application as it would at that point be superfluous.

FUSA has entered into an agreement (the Buffelsfontein Tailings and Rights Agreement) with BGM pursuant to which, among other things:

- BGM has covenanted to take all necessary steps to obtain all ministerial approvals for the items requested in the Buffelsfontein Conversion Application in order to effect the transfer of the Buffelsfontein Tailings Mining Right to FUSA as soon as possible.

- BGM has agreed to sell to FUSA, upon FUSA's receipt of the Buffelsfontein Tailings Mining Right, the Buffelsfontein and Hartebeestfontein tailings dams and grant to FUSA a right to the tailings arising from BGM's ongoing mining operations at the BGM Underground Mine; and

- BGM will grant a servitude to FUSA for access and egress to BGM's Buffelsfontein property to enable FUSA, its employees, consultants, agents and subcontractors access for purposes of constructing, servicing, and operating the uranium and gold processing plants and tailings pipelines to be built by FUSA.

FUSA and BGM plan to amend the Buffelsfontein Tailings and Mining Right Agreement to include the tranfer of three additional tailings dams to FUSA, i.e. Harties-Flanagan, Harties- Ellaton, and Harties-NKGE.

For the above mentioned rights, FUSA will be required to (i) pay a nominal consideration of $13.50 to BGM (ii) assume the rehabilitation obligation relating to the dams, and (iii) pay to BGM, a 1% royalty plus value-added tax of the gross revenue accrued by FUSA from the sale of uranium, gold, and any other minerals recovered from the tailings. BGM will be responsible for any capital gains tax that may be assessed under the Buffelsfontein Tailings Rights Agreement, up to $2 million. If such tax exceeds that amount, then BGM will pay any such tax pursuant to the agreement but the royalty will be adjusted accordingly in order that BGM incurs a net capital gains tax cost of no more than $2 million.

MWS owns 100% of Chemwes, which in turn owns and operates a 20,000 tpd capacity gold recovery plant with the feed for the plant coming from old tailings piles. MWS holds an old order mining licence ML16/2003 valid until February 21, 2008, a Water User Licence [No 23050323] valid until October 20, 2008, and a Certificate of Registration under the National Nuclear Regulator Act, 47 Of 1999 ("CoR"). MWS has applied for a prospecting right in respect of uranium, which application was granted on the February 26, 2007, over the Remainder of Portions 15, 21, 48 and 49 of the Farm Stilfontein I.P., and Portion 82 and the Remainder of Portion 24 of the Farm Harteebestfontein 422 I.P. [Ref No NW 30/5/1/1/2/1420]. Certain requirements of the DME remain to be fulfilled before the prospecting may proceed.

The Chemwes property ownership is summarized in Table 1-3.

TABLE 1-3 CHEMWES PROPERTIES
First Uranium Corporation - Buffelsfontein Project

Description	Area	Deed of Transfer No.
Remaining Extent Portion 24 Farm Hartebeestfontein I.P.	174.2967 ha	T 18439/2005
Remaining Extent Portion 21 Farm Stilfontein 408 I.P.	97.0936 ha	T 18439/2005
Remaining Extent Portion 30 Farm Stilfontein 408 I.P.	88.1534 ha	T 18439/2005
Remaining Extent Portion 33 Farm Stilfontein 408 I.P.	18.2680 ha	T 18439/2005
Remaining Extent Portion 31 Farm Stilfontein 408 I.P.	118.8037 ha	T 18439/2005
Remaining Extent Portion 10 Farm Stilfontein 408 I.P.	272.7024 ha	T 18439/2005
Remaining Extent Portion 66 Farm Stilfontein 408 I.P.	254.7884 ha	T 18439/2005
Remaining Extent Portion 49 Farm Stilfontein 408 I.P.	39.2994 ha	T 18439/2005
Remaining Extent Portion 48 Farm Stilfontein 408 I.P.	109.1917 ha	T 18439/2005
Remaining Extent Portion 15 Farm Stilfontein 408 I.P.	189.2577 ha	T 18439/2005
Erf 3678 Stilfontein Extension 3 408 I.P.	1,379 m^2	T 2026/1994

Scott Wilson RPA has not researched property title or mineral rights for the Project and expresses no opinion as to the ownership status of the property.

There is extensive existing infrastructure in the Project area with a network of roads, electrical power lines, and small towns. The Project will be undertaken on the surface of the current Simmers underground mining and processing operation. There is space for the required works and it may be possible to utilize some of the existing Simmers infrastructure to reduce the costs for the tailings recovery project.

HISTORY

The Buffelsfontein property consists of the Buffelsfontein underground mine and the Hartebeestfontein underground mine. The Buffelsfontein underground mine commenced production in 1954, while production at the Hartebeestfontein underground mine commenced a year later. Randgold & Exploration Company Limited bought the Buffelsfontein Mine from Mining House Gencor and, in September 1997, Durban Roodepoort Deep Group (DRD) was formed when Durban Roodepoort Deep Limited

merged with Blyvooruitzicht Gold Mining Company Limited and Buffelsfontein. In August 1999, DRD bought the Hartebeestfontein mining business from the Anglovaal stable and incorporated it into BGM. DRD's northwest operations (the Buffelsfontein underground mine and the Hartebeestfontein underground mine) were placed under provisional liquidation on March 22, 2005, following continued financial losses and a massive earthquake on March 9, 2005 that caused damage to the No 5 shaft. Simmers acquired the North West Operations in October 2005 and recommenced underground mining operations and the production of gold in the surface concentrator. Both the Buffelsfontein underground mine and the Hartebeestfontein underground mine have produced gold and uranium over periods of the mine life. The uranium plants were closed when the price dropped in the mid 1990s. Both uranium plants have been decommissioned and demolished. BGM has the necessary permits to allow it to mine and produce gold.

The ongoing production activity by BGM and its predecessors has generated a significant amount of underground development and ongoing exploration. The BGM Underground Mine is planned to produce at a rate of approximately 90,000 tpm until approximately 2030 after which only a tail of production is forecast to remain. The surface mineral resources are contained in 12 separate surface tailings dams on the Buffelsfontein property.

MWS was established in 1999 to effect sustainable environmental remediation while, at the same time, reclaiming and reprocessing mine tailings and other waste materials. MWS purchased Chemwes in 2003 as the inaugural project for the reprocessing of tailings. MWS has the surface sources produced by Stilfontein Gold Mine, neighbouring the Buffelsfontein Gold Mine.

From 1979 to 1989, Chemwes operated a uranium plant processing 29.4 M tonnes of tailings and recovering 4,560 tonnes of U_3O_8. Following the MWS purchase of Chemwes, the plant was converted to a gold tailings treatment plant and commenced operations in 2003, reprocessing tailings from the Stilfontein tailings dams. Up to

December 2006, the Chemwes gold plant had processed 23 million tonnes of tailings and recovered 193,000 ounces of gold with 56.1% recovery of gold from the feed.

GEOLOGY

The Project lies within the Witwatersrand Basin, an Archean (approximately 2.7 billion years) sedimentary basin, whose surface expression is an elongate structure that extends longitudinally for approximately 300 km NE-SW by 100 km NW-SE. It contains an approximately six kilometre thick stratigraphic sequence consisting mainly of quartzites and shales, with minor intermittent volcanic units. The BGM Underground Mine is located in the Klerksdorp Goldfield and the mineralization is hosted by the Central Rand Group, the upper unit of the Witwatersrand Supergroup. This unit has produced the majority of the gold from the Witwatersrand Basin, and is composed predominantly of quartzite with subordinate zones of conglomerate and a single argillite horizon, i.e., the Booysens Shale Formation. Economic gold and uranium mineralization at Buffelsfontein is hosted by the Vaal Reef, an oligomictic, pebbly, quartz arenite bed, deposited approximately 2.5 billion years ago. In the Hartebeestfontein underground mine, dips vary from shallow to 45°. The depth of the Vaal Reef varies between 800 m and 2,500 m due to the displacement by faults and dykes that also cause rock mechanics problems. Structural geological complexity decreases from east to west, as do the gold grades. In the Buffelsfontein underground mine, dips average 25°. The structural geology is complex, with fault displacements of 800 m to 1,000 m. A thrust fault has caused triplication of the reef in the central area of the Buffelsfontein underground mine.

MINERAL RESOURCES AND RESERVES

The mineral resources in the 15 tailings dams have been estimated based on auger hole data sampled on 1.5 m vertical intervals. In Scott Wilson RPA's opinion, the mineral resources were estimated using a methodology appropriate for the style of mineralization and within the CIM guidelines for mineral resource estimation. The mineral resources are summarized in Table 1-4.

TABLE 1-4 MINERAL RESOURCES - TAILINGS DAMS
First Uranium Corporation - Buffelsfontein Project

	Tonnes (t 000's)	Gold Grade (g/t)	U_3O_8 Grade (%)	Cont. Gold (oz 000's)	Cont. U_3O_8 (lb 000's)
Measured					
Buffels 2	23,700	0.40	0.0087	301	4,544
Buffels 3	29,400	0.35	0.0103	335	6,674
Buffels 4	16,380	0.38	0.0102	202	3,682
Sub-Tot Meas	**69,480**	**0.38**	**0.0097**	**838**	**14,901**
Indicated					
Buffels 5	45,584	0.21	0.0062	306	6,229
Harties 1	92,576	0.32	0.0061	941	12,446
Harties 2	35,640	0.31	0.0058	354	4,556
Harties 5	23,133	0.31	0.0053	228	2,702
Harties 6	14,604	0.22	0.0059	105	1,899
MWS No. 2	2,600	0.45	0.0080	38	458
MWS No. 4 Below 12m	14,423	0.29	0.0140	134	4,450
Sub-Tot Indic	**228,560**	**0.29**	**0.0065**	**2,106**	**32,741**
Total Meas + Indic	**298,040**	**0.31**	**0.0073**	**2,944**	**47,642**
Inferred					
Harties 7	1,740	0.54	0.0243	30	932
Harties - Flanagan	43	0.80	0.0229	1	22
Harties - Ellaton	1,500	0.52	0.0087	25	288
Harties - NKGE	680	0.41	0.0158	9	237
MWS No. 5	60,700	0.29	0.0093	566	12,442
Total Inferred	**64,663**	**0.30**	**0.0098**	**631**	**13,920**

Notes:

1. CIM definitions were followed for mineral resources.
2. A zero grade cut-off grade was used.
3. Rows and columns may not add exactly due to rounding.
4. Preliminary metallurgical test results indicate that recoveries will be approximately 27% for uranium and 68% for gold.
5. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
6. The MWS mineral resource estimate assumes the completion of the MWS acquisition by First Uranium.
7. Harties-Flanagan, Harties-Ellaton, and Harties-NKGE are proposed to acquired by First Uranium from BGM pursuant to an amendment to the Buffelsfontein Tailings Rights Agreement

Experience from other tailings recovery projects in the area indicates that 100% mining recovery is achievable.

There are currently no mineral reserves as defined by NI43-101. First Uranium plans to upgrade the inferred mineral resources to at least indicated mineral resources by conducting additional verification drilling. First Uranium also plans to conduct further metallurgical testwork and capital and operating cost estimates to pre-feasibility accuracy and thereby convert the measured and indicated mineral resources to proven and probable mineral reserves. The estimated date for completion of the foregoing work is the end of July 2007.

In addition to the resources summarized in Table 1-4, tailings from the BGM Underground Mine will also be processed. Current measured and indicated mineral resources at the BGM Underground Mine are 36.2 Mt, grading 9.7 g/t Au and 0.019% U_3O_8. Inferred resources are estimated at 11.4 Mt grading 8.5 g/t Au. The BGM Underground Mine mineral resources were estimated by Geologix MRC (Pty) Ltd. (Geologix) and audited by Minxcon, both independent South African geology and mining consulting companies, using "Competent Persons" as defined by the "South African Code for Reporting of Mineral Resources and Mineral Reserves" (SAMREC). Over the Project life, the BGM plant is expected to produce some 18 million tonnes of tailings (Minxcon). From these tailings the Project will generate 3.3 million tonnes of flotation concentrates to be combined with the flotation concentrate from the slimes and treated for uranium recovery.

MINING OPERATIONS

The slimes will ultimately be recovered at the rate of approximately 60,000 tpd using high pressure water cannons with 4 in. and 6 in. nozzles. The pulp will be screened to remove trash and coarse material at the dam. The screened slurry will then be pumped to the plant. Most of the water required for the process will be used at this stage.

PROCESSING OPERATIONS

Initially the recovery of gold and uranium was forecast based upon laboratory testing. Assuming the completion of the purchase of MWS, the Project will have access to the

historical information related to the performance of the MWS plant for gold recovery. The MWS gold recovery has averaged 56.1% from the start of production to December 31, 2006.

The recovery of gold and U_3O_8 for the Project was estimated based upon laboratory test work carried out by Mintek on a sample from the Buffelsfontein No. 2 dam. Attempts to make a suitable gold flotation concentrate were not successful. The preferred gold recovery process was by cyanidation with 68% recovery from the gold plant feed. The forecast is for 56% recovery from the U_3O_8 flotation tails and a further 12% from the U_3O_8 processing residues, based upon the gold leach tests. There was no specific test work on the BGM Underground Mine tailings.

U_3O_8 will be recovered by flotation of a concentrate from the recovered tailings that will account for 10% of the mass with 30% recovery of U_3O_8. Leach testing in the Mintek laboratory indicates that 90% recovery of U_3O_8 from the flotation concentrate can be attained. Leaching was tested over a range of feed grades and at atmospheric and pressurized conditions.

The BGM Underground Mine tailings will be subjected to flotation to provide feed for the uranium recovery circuit and, in this case, the concentrate is forecast to be 20% by weight of the BGM Underground Mine tailings with 50% recovery of the uranium in the BGM Underground Mine tailings. These two flotation concentrates will be subjected to pressure leaching for recovery of 90% of the contained U_3O_8. The U_3O_8 will then be precipitated, dried, and packed for sale. The residue will be partially neutralized by the flotation tails to liberate some of the coated gold and then conditioned for the gold circuit with lime and sent to the gold recovery circuit.

The gold recovery will be by cyanidation in a CIL circuit. The gold will be stripped from the carbon, electronwon and smelted as doré bars for shipment to a refinery.

Tailings from the plant will be directed to a newly constructed tailings storage facility that will be designed to meet the final closure requirements.

ENVIRONMENTAL CONSIDERATIONS

The permits required for mining operation are:

- Mining Right from the South African Department of Minerals and Energy (DME)
- Water Licence from the South African Department of Water Affairs and Forestry
- Certificate of Registration for uranium processing from the South African National Nuclear Regulator

BGM has an old order mining right to mine the area occupied by the old Buffelsfontein underground mine and the Hartebeestfontein underground mine (ML. 4/2001). BGM Underground Mine has an Environmental Management Plan, approved in August 2002 by the DME, that includes retreatment of the tailings dams. In connection with the Buffelsfontein Conversion Application, which is being made as part of an effort to obtain and transfer to First Uranium (indirectly) the necessary mining rights in order to carry out the Project and in part in response to the requirement that BGM faces to convert its old order mineral rights to new order mining rights by 2009 in line with Mineral and Petroleum Resources Development Act (MPRDA) (Act 28 of 2002), resubmission of the Environmental Management Plan will be required.

BGM has been issued a Certificate of Registration (Ref No COR 182B001) in respect of its existing mining operations.

CAPITAL AND OPERATING COSTS

Assuming the completion of the MWS acquisition, the estimated preproduction capital cost of the Project is $151 million including a 20% contingency. The preproduction period is two years. The operating cost is estimated at $2.55 per tonne processed.

2 INTRODUCTION AND TERMS OF REFERENCE

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by First Uranium Corporation (First Uranium) to revise the January 31, 2007 Technical Report on the proposed Buffelsfontein Tailings Recovery Project (the Project), located near Johannesburg, Republic of South Africa. The purpose of the revision to the report is to incorporate the proposed purchase of Mine Waste Solutions (MWS) and to demonstrate the impact of the changes in the plan on the preliminary economic assessment. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects. Scott Wilson RPA visited the Project from August 23 to 25, 2006 and subsequently from February 20 to 21, 2007.

First Uranium is a public Canadian company which completed an Initial Public Offering (IPO) and a listing on the Toronto Stock Exchange (TSX) on December 20, 2006. In connection with the IPO, an over-allotment option was exercised on December 29, 2006, resulting in combined net proceeds to the company of $189 million. First Uranium completed its secondary listing on the Johannesburg Stock Exchange (JSE) on March 30, 2007. The Common Shares are traded on the TSX as FIU and on the JSE as FUM. The funds raised from the IPO are being used to develop the Buffelsfontein Project. In addition, on May 3, 2007, First Uranium completed an offering of convertible debentures for gross proceeds of C$150 million. A portion of the proceeds from the convertible debenture offering will be used to fund the development of the Buffelsfontein Project.

Assuming the completion of the MWS acquisition, the Buffelsfontein Project will consist of a uranium and gold recovery plant adjacent to the currently operating Buffelsfontein and Hartebeestfontein underground gold mines and mill (collectively, the BGM Underground Mine) to recover gold and uranium from the current and historic tailings. Simmer & Jack Mines, Limited (Simmers), the owner of the BGM Underground Mine, has entered into an agreement with First Uranium pursuant to which First Uranium

may acquire, subject to the satisfaction of certain conditions, the eleven existing tailings dams in the area currently held by Buffelsfontein Gold Mines Limited (BGM), a subsidiary of Simmers, as well as the right to recover uranium and gold from the tailings from the BGM Underground Mine. First Uranium has purchased all of the shares of MWS, the owner and operator of a 20,000 tpd capacity tailings recovery and gold production operation. First Uranium will use the gold plant as the first phase of the planned operation and construct an expansion of the gold plant and a uranium production plant on the MWS site.

On April 4, 2007, First Uranium announced the conditional purchase of MWS, through its wholly owned subsidiary, First Uranium (Proprietary) Limited (FUSA), with payment to be in shares of First Uranium. MWS, through its 100% owned subsidiary Chemwes Limited (Chemwes), operates a 20,000 tpd capacity tailings recovery and gold production plant immediately adjacent to the planned Buffelsfontein operation. Upon closing of the MWS acquisition, First Uranium will become a gold producer effective April 1, 2007, and is revising its plans for the construction of the proposed uranium and gold plants to incorporate the existing MWS facilities and the MWS site. First Uranium will also process tailings obtained in the purchase of MWS. The disclosure in this Technical Report assumes the completion of the MWS acquisition by First Uranium. The MWS acquisition is subject to a number of conditions including, among others, the receipt of required approvals from South African competition authorities, the TSX, the JSE, the South African Reserve Bank, and the South African Department of Minerals and Energy. Subject to the receipt of the requisite approvals, the transaction is expected to close no later than August 31, 2007, with effect as of April 1, 2007. The disclosure in this Technical Report also assumes the completion of the proposed acquisition by First Uranium of the additional small tailings dams, i.e. Harties-Flanagan, Harties-Ellaton, and Harties-NKGE, from an affiliated company.

The Buffelsfontein Project is a proposed uranium and gold tailings recovery operation located in the western portion of the Witwatersrand Basin approximately 160 km from Johannesburg. First Uranium plans to conduct hydraulic mining of thirteen tailings dams

on the Buffelsfontein property and two dams on the MWS site, using high pressure water cannons to slurry the tailings which will then be pumped to processing plants for the recovery of uranium and gold. A third tailings dam on the MWS site, which includes inferred resources, is not included in the production schedule of this assessment. First Uranium will also be entitled to the tailings from the ongoing mining operations at the nearby BGM Underground Mine (currently producing at a rate of approximately 90,000 tpm) operated by BGM. The mine plan for the Buffelsfontein Project is based on the construction of a gold plant built in stages to a 1.8 million tpm capacity and a uranium plant with a capacity of 200,000 tpm.

The Project is at the planning stage, with preliminary plans in place. The planned operation will commence as a 600,000 tpm tailings recovery project, with a gold processing plant (the MWS operation) growing in stages to a 1.8 million tpm tailings recovery project producing an average of 130,000 oz/yr gold and 927,000 lb/yr U_3O_8 in yellowcake over a 16 year production life.

Currently, the major assets and facilities associated with the Project are:

- Gold and uranium resource within some 363 million tonnes of tailings contained in historical tailings facilities on the Buffelsfontein and MWS properties. The tailings will be processed to produce gold and uranium for First Uranium's account.
- Uranium and gold available for recovery from the tailings from the BGM Underground Mine.
- An operating 20,000 tpd gold recovery plant reclaiming mine tailings for the production of gold.
- An agreement with Simmers that will permit operations using some of BGM existing infrastructure and provide space on the existing surface of the BGM site for the processing plant and new tailings storage installations. First Uranium will in turn be responsible for the closure of the surface facilities after operations are complete.
- Access roads to the site.
- Additional MWS assets including (assuming the completion of the MWS acquisition):

- Licences and permits for mining, uranium processing, and water use.
- Tailings storage area.
- Unlined return water/evaporation dam.
- Office block and administration buildings.
- Houses west of the plant.
- Associated pipeline, roads power lines.
- Guard house and parking area.
- Portions of land that have been rehabilitated and are at present under care and maintenance.
- Margaret Shaft married quarters.
- Old Stilfontein offices.

First Uranium will utilize funds from its IPO and recent convertible debenture to construct gold and uranium process plants at the Project.

This report is considered by Scott Wilson RPA to meet the requirements of a Preliminary Assessment as defined in Canadian NI43-101 regulations. **The economic analysis contained in this report is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserve development, production, and economic forecasts on which this preliminary assessment is based will be realized.**

SOURCES OF INFORMATION

Site visits were carried out by Wayne W. Valliant, P.Geo., Principal Geologist with Scott Wilson RPA, and R. Dennis Bergen, P.Eng., Associate Mining Engineer with Scott Wilson RPA, from August 23 to 25, 2006. The site visit included the existing process plant facilities and a drive-by of the tailings piles. The site visit also included a tour of the MWS tailings recovery and treatment facility. Wayne W Valliant, P. Geo., subsequently visited the site, including the Buffelsfontein underground mine, from February 21 to 22, 2007.

Discussions were held with personnel from Simmers, their consultants, and the plant manager of an adjacent tailings recovery project:

- Jim Fisher, COO of First Uranium, prior to IPO with Simmer and Jack Mines Ltd.
- Roland Freeman, Group Consulting Engineer, Simmer and Jack Mines Ltd.
- Daan Van Heerden, Director, Minxcon (Pty) Ltd.
- Dr. Johan Fourie, Environmental Engineer
- Michel Boylett, Consulting metallurgist, Auetal CC
- Mike Valenta, Metallicon Process Consulting (Pty) Ltd.
- Hennie Bezuidenhout, Project Manager, RSV MISYM Engineering Services (Pty) (K'Enyuka)
- Rein Koelmans, Read, Swatman & Voigt
- Ian Matthews, Plant Manager, Chemwes (Pty) Limited
- Corné Fourie, LQS

Mr. Valliant prepared Items 7 to 15 and 17 and parts of Items 1, 2, 19, and 20 and Mr. Bergen prepared Items 3 to 6, 16, and 18 and parts of Items 1, 2, 19, and 20.

The documentation reviewed, and other sources of information, are listed at the end of this report in Item 21 References.

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

μ	micron	kPa	kilopascal
°C	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	Kilowatt
μg	microgram	kWh	kilowatt-hour
A	Ampere	L	litre
a	annum	L/s	litres per second
bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m^2	square metre
cal	calorie	m^3	cubic metre
cfm	cubic metres per minute	min	minute
cm	centimetre	MASL	metres above sea level
cm^2	square centimetre	mm	millimetre
d	day	mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
dmt	dry metric tonne	MW	Megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m^3/h	cubic metres per hour
ft/s	foot per second	opt, oz/ton	ounce per short ton
ft^2	square foot	oz	Troy ounce (31.1035g)
ft^3	cubic foot	oz/dmt	ounce per dry metric tonne
g	gram	ppm	part per million
G	giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	s	second
Gpm	Imperial gallons per minute	st	short ton
gr/ft^3	grain per cubic foot	stpa	short ton per year
gr/m^3	grain per cubic metre	stpd	short ton per day
hr	hour	t	metric tonne
ha	hectare	tpa	metric tonne per year
hp	horsepower	tpd	metric tonne per day
in	inch	tpm	metric tonne per month
in^2	square inch	US$	United States dollar
J	Joule	USg	United States gallon
k	kilo (thousand)	USgpm	US gallon per minute
kcal	kilocalorie	V	Volt
kg	kilogram	W	Watt
km	kilometre	wmt	wet metric tonne
km/h	kilometre per hour	yd^3	cubic yard
km^2	square kilometre	yr	year

3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) for First Uranium Corporation (First Uranium). The information, conclusions, opinions, and estimates contained herein are based on:

- Information available to Scott Wilson RPA at the time of preparation of this report,
- Assumptions, conditions, and qualifications as set forth in this report, and
- Data, reports, and other information supplied First Uranium and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by First Uranium. Scott Wilson RPA has not researched property title or mineral rights for the Project and expresses no opinion as to the ownership status of the property.

4 PROPERTY DESCRIPTION AND LOCATION

PROPERTY DESCRIPTION

The Buffelsfontein Project and the MWS project are located in the western portion of the Witwatersrand Basin, some 160 km from Johannesburg in the Republic of South Africa. The mines are located in the North West Province approximately eight kilometres from the town of Klerksdorp at Stilfontein as illustrated in Figures 4-1 and 4-2. The location of the tailings dams proposed for recovery is illustrated in Figure 4-3. The location of the MWS facilities in relation to the Buffelsfontein tailings dams are shown in Figure 4-4.

The MWS operations are located due east of the town of Stilfontein on either side of the N12 highway between Johannesburg and Klerksdorp. The operations are situated on portions of the farms Stilfontein 408IP and Hartebeestfontein 422IP.

The MWS operations involve the hydraulic mining of old tailings dams, pumping the slurry to a CIL plant at a rate of 600,000 tpm, and then depositing the treated tailings onto a new tailings dam. Water for the operations is obtained from Margaret shaft dewatering and from the Midvaal Water Company.

The hydraulic mining and the management of the MWS tailings dam is undertaken by Fraser Alexander Tailings (Proprietary) Limited (Fraser Alexander) on contract to MWS. Fraser Alexander is also responsible for the rehabilitation of the footprint of the mined tailings dams and the closure of the resulting two tailings dams form the retreatment process.

First Uranium will operate on land obtained under agreement with BGM and on a property to be purchased pursuant to the MWS acquisition.


Zimbabwe
Mozambique
Botswana
Namibia
Buffelsfontein Project
Nelspruit
Pretoria
Johannesburg
Maputo
Swaziland
Klerksdorp
Piet Retief
Harrismith
Richard's Bay
Uppington
Kimberley
Bloemfontein
Pietermaritzburg
Lesotho
Springbok
South Africa
Durban
Port Shepstone
Colesburg
Middleburg
Umtata
N
Atlantic Ocean
Beaufort West
Vredenburg
East London
Indian Ocean
Capetown
George
Port Elizabeth
Kynsna
Gansbaal
0
500
kilometres

Figure 4-1

First Uranium Corporation

Buffelsfontein Project
South Africa

Property Location Map

May 2007


26°30 E
26°45 E
Ventersdorp
Buffelsdoorn
26°45'S
N
Potchefstroom
Hartebeesfontein
Bonanza
KLERKSDORP
Afrikander
Lease
MWS
Hartebeestfontein
Klerksdorp
Townlands
Dominion Reef
Buffelsfontein
Vaal River
Nooitgedacht
424
Vaal Reefs
Wolmaransstad
ORKNEY
27°00'S
Buffelsfontein Project
Vaal River
Viljoenskroon
Bothaville
26°30'E
26°45'E
0 2 4 6 8 10
kilometres
Mine

Figure 4-2

First Uranium Corporation

Buffelsfontein Project
South Africa

Location Map & Mining Concessions

May 2007 ***Modified after: H.E. Frimmel, 2005.***


MWS Dams
No 4 Dam
No 5 Dam
No 2 Dam
N 12
Stilfontein Town
Klerksdorp
RMS low grade
2A#
3#
5#
Offices
6#
2#
HARTEBEESTFONTEIN
Flanagan #
5
6
1
4#
1#
2
8#
7#
NKGE #
7#
10#
A4
A3
9#
Evaporation Dam
SPH2
A1
South Plant
SPH1
A2
Weser
BUFFELSFONTEIN DI
A3
Ellaton
2
1
5
3
4
11#
12#
LEGEND
Slimes Dams
Waste Rock Dumps
Road
Town
Mine Outline
First Ur
Buff
Locati

May 2007

Source: First Uranium Corporation, 2006.


Mine Waste Solutions (MWS)
Hartebeesfontein Tailing Dams
FIU Buffelsfontein Project Resources
Buffelsfontein Tailing Dams

Figure 4-4

First Uranium Corporation

Buffelsfontein Project
South Africa

MWS & Buffelsfontein Mining Areas

May 2007

Source: First Uranium Corporation, 2007.

LAND TENURE

BUFFELSFONTEIN

BGM owns the Buffelsfontein Underground Mine and the Hartebeestfontein gold mines. BGM is 100% owned by Simmers.

Simmers meets the Black Economic Empowerment (BEE) criteria of the Mining Charter and the Minerals and Petroleum Resources Development Act of 2002, based upon the decision of the DME to grant new order mining rights to Simmers. Simmers is also in receipt of a rating report ascertaining its BEE status as of December 31, 2006.

There are several additional contracts to be negotiated. They are:

- A marketing agreement where FUSA will appoint a third party to market and sell the uranium produced by the Project;
- A lease agreement whereby BGM will lease land to FUSA to enable FUSA to extract uranium and gold for FUSA's benefit from the tailings

Simmers is party to a loan agreement (the Aberdeen Loan Agreement) with Aberdeen International Inc. (Aberdeen) dated March 30, 2006 pursuant to which Aberdeen provided to Simmers a loan facility in the amount of up to $10 million in respect of the financing of Simmers' acquisition of BGM and the BGM Underground Mine. As part of the consideration for the facility, Simmers granted to Aberdeen a net smelter royalty on all of the gold assets held by Simmers through BGM, which royalty is calculated on a graduated basis with reference to the price of gold. For instance, assuming a price of gold of $600, Aberdeen is entitled to a net smelter royalty of 3.25%. This royalty will be applicable to any gold produced by FUSA pursuant to the Buffelsfontein Project and will continue until the loan is repaid to Aberdeen, which is expected to occur by December 31, 2008 (unless extended by Simmers to December 31, 2010). In addition, pursuant to the Aberdeen Loan Agreement, Aberdeen has the sole option, at any time following the one year anniversary of the first advance thereunder, to convert the amount of the facility outstanding at that time into ordinary shares of Simmers at a conversion rate of R0.80, subject to the approval of Simmers' shareholders. In the event that such shareholder approval is not obtained within a reasonable period of time, Aberdeen shall be entitled to a 1.0% net smelter royalty in perpetuity on gold produced by properties held by BGM,

including the Buffelsfontein Project. The economic analysis included in this report assumes no extension by Simmers of the loan facility and, therefore, an ongoing net smelter royalty after 2008 of 1.0% on gold produced from the Buffelsfontein Project.

BGM, 100% owned by Simmers, currently holds an old order Mining Licence ML 4/2001, and includes certain portions of the farms:

1. Mapaiskraal 441 IP
2. Buffelsfontein 443 IP
3. Wildebeestpan 442 IP
4. Stilfontein 401 IP
5. Hartebeestfontein 422 IP
6. Zandpan 423 IP
7. Palmietfontein 403 IP
8. Zuiping 394 IP
9. Grootvaderbosch 470 IP
10. Die Hoek 114 IP
11. Doornkom Oost 447 IP
12. Townlands of Klerksdorp 424 IP

BGM currently holds an old order mining right for the mining of gold at the BGM Underground Mine but not for the mining of the gold and uranium in the tailings dams at Buffelsfontein. BGM filed an application with the DME for a prospecting right (Prospecting Right Application)[Ref No NW 30/5/1/1/2/148] with respect to uranium and other minerals in the Buffelsfontein property and tailings dams in order to secure its priority to such a right. The application was accepted by the DME on November 15, 2006, and is currently being reviewed, by the DME. BGM also filed an application to convert its old order mining right into a new order mining right on November 22, 2006 [Ref No NW 30/5/1/2/3/2/2/323]. If and when this conversion application is approved, BGM intends to file with the DME one or more applications (which, together with the foregoing conversion application, are collectively referred to herein as the Buffelsfontein Conversion Application) to (i) amend, with effect from the date of conversion, the new order mining right to include the authority to mine for uranium underground and for gold, uranium and other minerals in respect of the tailings; (ii) divide the new order mining right, if granted, into two separate new order mining rights — one in respect of the mining for gold, uranium and other minerals at the BGM Underground Mine and the other, the Buffelsfontein Tailings Mining Right, in respect of the mining of the gold,

uranium and other minerals in the Buffelsfontein tailings dams; and (iii) cede the Buffelsfontein Tailings Mining Right, if granted, to FUSA, a company that is an indirect subsidiary of First Uranium. If and when the Buffelsfontein Conversion Application is approved in full, BGM may withdraw its Prospecting Right Application as it would at that point be superfluous.

FUSA has entered into an agreement (the Buffelsfontein Tailings and Rights Agreement) with BGM pursuant to which, among other things:

- BGM has covenanted to take all necessary steps to obtain all ministerial approvals for the items requested in the Buffelsfontein Conversion Application in order to effect the transfer of the Buffelsfontein Tailings Mining Right to FUSA as soon as possible.

- BGM has agreed to sell to FUSA, upon FUSA's receipt of the Buffesfontein Tailings Mining Right, the Buffelsfontein and Hartebeestfontein tailings dams and grant to FUSA a right to the tailings arising from BGM's ongoing mining operations at the BGM Underground Mine; and

- BGM will grant a servitude to FUSA for access and egress to BGM's Buffelsfontein property to enable FUSA, its employees, consultants, agents and subcontractors access for purposes of constructing, servicing, and operating the uranium and gold processing plants and tailings pipelines to be built by FUSA.

FUSA and BGM plan to amend the Buffelsfontein Tailings and Mining Right Agreement to include the tranfer of three additional tailings dams to FUSA, i.e. Harties-Flanagan, Harties- Ellaton, and Harties-NKGE.

For the above mentioned rights, FUSA will be required to (i) pay a nominal consideration of $13.50 to BGM (ii) assume the rehabilitation obligation relating to the dams, and (iii) pay to BGM, a 1% royalty plus value-added tax of the gross revenue accrued by FUSA from the sale of uranium, gold, and any other minerals recovered from the tailings. BGM will be responsible for any capital gains tax that may be assessed under the Buffelsfontein Tailings Rights Agreement, up to $2 million. If such tax exceeds that amount, then BGM will pay any such tax pursuant to the agreement but the royalty will be adjusted accordingly in order that BGM incurs a net capital gains tax cost of no more than $2 million.

As noted above, BGM has an old order mining right to mine the lease area occupied by the old Buffelsfontein underground and the Hartebeestfontein underground mine (ML. 4/2001). BGM Underground Mine has an Environmental Management Plan, approved in August 2002 by the DME, that includes retreatment of the tailings dams. In connection with the Buffelsfontein Conversion Application, which is being made as part of an effort to obtain and transfer to First Uranium (indirectly) the necessary mining rights in order to carry out the Project and in part in response to the requirement that BGM faces to convert its old order mineral rights to new order mining rights by 2008 in line with MPRDA, resubmission of the Environmental Management Plan will be required. The conditions set out by the DME for this conversion are currently met by the mine. BGM has been issued a Certificate of Registration (Ref No COR 182B001) in respect of its existing mining operations.

MINE WASTE SOLUTIONS

On April 4, 2007, First Uranium announced the purchase of MWS, through its wholly owned subsidiary, First Uranium (Proprietary) Limited (FUSA), with payment to be in shares of First Uranium. MWS, through its 100% owned subsidiary Chemwes Limited (Chemwes), operates a 20,000 tpd capacity tailings recovery and gold production plant immediately adjacent to the planned Buffelsfontein operation. Upon closing, First Uranium will become a gold producer effective April 1, 2007, and is revising its plans for the construction of the proposed uranium and gold plants to incorporate the existing MWS facilities and the MWS site. First Uranium will also process tailings obtained in the purchase of MWS. The disclosure in this Technical Report assumes the completion of the MWS acquisition by First Uranium. The MWS acquisition is subject to a number of conditions including, among others, the receipt of required approvals from South African competition authorities, the TSX, the JSE, the South African Reserve Bank, and the South African Department of Minerals and Energy. Subject to the receipt of the requisite approvals, the transaction is expected to close no later than August 31, 2007, with effect as of April 1, 2007.

The Chemwes property ownership is summarized in Table 4-1.

TABLE 4-1 CHEMWES PROPERTIES
First Uranium Corporation - Buffelsfontein Project

Description	Area	Deed of Transfer No.
Remaining Extent Portion 24 Farm Hartebeestfontein I.P.	174.2967 ha	T 18439/2005
Remaining Extent Portion 21 Farm Stilfontein 408 I.P.	97.0936 ha	T 18439/2005
Remaining Extent Portion 30 Farm Stilfontein 408 I.P.	88.1534 ha	T 18439/2005
Remaining Extent Portion 33 Farm Stilfontein 408 I.P.	18.2680 ha	T 18439/2005
Remaining Extent Portion 31 Farm Stilfontein 408 I.P.	118.8037 ha	T 18439/2005
Remaining Extent Portion 10 Farm Stilfontein 408 I.P.	272.7024 ha	T 18439/2005
Remaining Extent Portion 66 Farm Stilfontein 408 I.P.	254.7884 ha	T 18439/2005
Remaining Extent Portion 49 Farm Stilfontein 408 I.P.	39.2994 ha	T 18439/2005
Remaining Extent Portion 48 Farm Stilfontein 408 I.P.	109.1917 ha	T 18439/2005
Remaining Extent Portion 15 Farm Stilfontein 408 I.P.	189.2577 ha	T 18439/2005
Erf 3678 Stilfontein Extension 3 408 I.P.	1,379 m^2	T 2026/1994

MWS was issued a mining right for gold (ML 16/2003) for the period ending February 21, 2008 over the following properties:

A. FREEHOLD

Description	Area (ha)	Title Deed No.
Portion 48 of the Farm Stilfontein No. 408 I.P.	154.6287	T26383/78
Portion 49 of the Farm Stilfontein No. 408 I.P.	154.6287	T26383/78
Remaining extent of Portion 15 of the Farm Stilfontein No. 408 I.P.	309.2573	T26383/78
Remaining extent of Portion 10 of the Farm Stilfontein No. 408 I.P.	272.7055	T22891/56
Portion 66 of the Farm Stilfontein No. 408 I.P.	275.6455	T19250/90
Remaining extent of Portion 31 of the Farm Stilfontein No. 408 I.P.	151.2222	T31412/57
Remaining extent of Portion 21 of the Farm Stilfontein No. 408 I.P.	124.7610	T31412/57
Remaining extent of Portion 33 of the Farm Stilfontein No. 408 I.P.	22.5148	T31412/57
Remaining extent of Portion 30 of the Farm Stilfontein No. 408 I.P.	90.6240	T31412/57
Remaining extent of Portion 24 of the Farm Stilfontein No. 408 I.P.	212.2488	T31412/57
Portion 67 of the Farm Stilfontein No. 408 I.P	189.0121	T29299/62

B. DAMS AND SLIMES DAMS

Dam	Description	Area, ha	Comment
CHARLES DAM	Portion 21 of the Farm Stilfontein No 408 I.P.		
KOEKEMOER DAM	Portion 24 of the Farm Hartebestfontein No. 422 I.P.		
MARGARET DAM	The Remainder of Portion 30 of the Farm Stilfontein No. 408 I.P.	3.3167	As per descriptions which the land surveyor prepared pursuant to the Trakprops agreement
	The Remainder Portion 24 of the Farm Hartebeestfontein No. 422 I.P.	37.5878	
SCOTT DAM	The Remainder Portion 24 of the Farm Hartebeestfontein No 422 I.P.	18.7838	As per the descriptions which the land surveyor prepared pursuant to the Trakprops agreement
SLIMES DAM	The Remainder Portion 15 of the Farm Stilfontein No. 408 I.P.	65.2511	As per the description which the land surveyor prepared pursuant to the Trakprops agreement
	The Remainder Portion 49 of the Farm Stilfontein No. 408 I.P.	39.2890	
Other	Slimes dams are also present on the Remainder of Portions 10, 31, 46 and 66 of the Farm Stilfontein No. 408 I.P.		

MWS has applied for a prospecting right in respect of uranium, which application was granted on February 26, 2007, over the Remainder of Portions 15, 21, 48 and 49 of the Farm Stilfontein I.P., and Portion 82 and the Remainder of Portion 24 of the Farm Hartebeestfontein 422 I.P [Ref No NW 30/5/1/1/2/1420]. Certain requirements of the DME remain to be fulfilled before the prospecting may proceed.

MWS holds a Water User Licence (No 23050323) for disposing of waste in a manner which may detrimentally impact on a water resource. This licence was issued on 21 October 2002. This licence applies to Portions 48, 49, 66, 67, and remaining extents of portions10, 15, 21, 24, 30, 31, and 33 of the farm Stilfontein 408 IP. The licence expires on October 20, 2008.

MWS purchases water from Midvaal and Stilfontein Gold Mine Limited (Margaret Shaft), both of which have licences to dispose of water to third party users. A contract is in place between MWS and Stilfontein for the purchase of water, which contract will be the subject of renegotiation once the issue of Stilfontein's liquidation and the Klerksdorp, Orkney, Stilfontein and Hartebeestfontein (KOSH) water forum is finalized. The likely outcome is that the water price to MWS may increase to a rate more aligned to the price of extraction.

CERTIFICATE OF REGISTRATION

A CoR is required to operate a uranium recovery processing operation. MWS has been issued a Certificate of Registration (CoR 36) dated July 3, 2003, which authorizes MWS to operate a nuclear facility (as defined). Fourteen procedures have been identified and the required documentation approved. If an additional plant is built additional procedures will have to be identified and also approved. Application will be made to extend this CoR to include the BGM existing tailings dams and the tailings from the BGM Underground Mine. Concurrently, an application will be made to exclude those areas from the CoR issued to BGM, subject to the extension of the CoR issued to MWS.

ENVIRONMENTAL MANAGEMENT PLAN

Any variations to the existing operations will require an amendment to the existing Environmental Management Plan.

MINING RIGHT

An application for the conversion of the existing old order mining right to a new order right in terms of the MPRDA will be made.

ROYALTY

A revised Mineral and Petroleum Royalty Bill (the Bill) was recently published by the South African government for comment. The Bill was open for comment until January 31, 2007. The National Treasury of South Africa is currently reviewing comments

submitted by interested parties. It is anticipated that royalties to the state would not become payable until 2009. First Uranium has not included an allowance for any royalty in their economic assessments.

Scott Wilson RPA has not researched property title or mineral rights for the Project and expresses no opinion as to the ownership status of the property. The legal due diligence on the documents that describe these rights was not conducted by Scott Wilson RPA.

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The Buffelsfontein and MWS properties are accessed by paved roads from Johannesburg. The properties are adjacent to each other and are located near the town of Stilfontein some 160 km to the south west of Johannesburg. The sites are accessed by the N12 highway. The properties are located in the western portion of the Witwatersrand Basin.

CLIMATE

The climate is typical of continental plateaus, with a wide diurnal temperature range which reaches a maximum of 19°C in the dry winter months. Winters are cold, with severe frost, and summers are hot. There are on average 61 days annually with temperatures above 30°C and 41 days with temperatures below 0 °C.

Prevailing winds are northerly, with a mean wind speed (excluding calms) of 20 km/h. There are on average 73 thunderstorms annually. Snow is recorded on average in three years out of 10. Snow falls are light, hail can be heavy.

The rainy season peaks in January. The annual rainfall is 625 mm. Heavy rains have occurred in the past, with 140 mm being recorded on a single day. The 50 and 100 year maximum 24 hour rainfall are 131 mm and 151 mm, respectively.

Climatic conditions do not impose any special construction restrictions and are such that many plants and processing facilities have only light or partial structures over top. Older offices do not have central heating facilities.

LOCAL RESOURCES

The Witwatersrand Basin is a famous gold mining area with a number of producing mines and past producers. Mine suppliers and contractors are available locally, and experienced and general labour is available in the mine area.

INFRASTRUCTURE

There is extensive existing infrastructure in the Project area with a network of roads, electrical power lines, and small towns. The Project will be undertaken on the surface of the current BGM underground mining and processing operation. There is space for the required works and it may be possible to utilize some of the existing BGM infrastructure to reduce the costs for the tailings recovery project.

PHYSIOGRAPHY

The topography is gentle and is characterized by grasses. There are many open spaces and a number of mines in the area with existing tailings impoundments, head gear, and processing facilities.

6 HISTORY

BUFFELSFONTEIN

The Buffelsfontein property consists of the Buffelsfontein Mine (also referred to as the South Division) and the Hartebeestfontein Mine (now known as the North Division). The Buffelsfontein Mine commenced production in 1954, while production at Hartebeestfontein commenced a year later. Randgold & Exploration Company Limited bought Buffelsfontein Mine from Mining House Gencor and, in September 1997, Durban Roodepoort Deep Group (DRD) was formed when Durban Roodepoort Deep Limited merged with Blyvooruitzicht Gold Mining Company Limited and Buffelsfontein Gold Mines Limited. In August 1999, DRD bought the Hartebeestfontein mining business from the Anglovaal stable and incorporated it into BGM.

DRD's northwest operations (Buffelsfontein and Hartebeestfontein) were placed under provisional liquidation on March 22, 2005, following continued financial losses and a massive earthquake on March 9, 2005, which caused damage to the No 5 shaft.

In October 2005, Simmers purchased BGM (formerly DRD Gold's North West Operations), consisting of the Buffelsfontein Mine and Hartebeestfontein underground mines, out of provisional liquidation (the Buffelsfontein Liquidation Acquisition). The total acquisition cost was approximately $13.5 million, consisting of a purchase price of $6.1 million, $4.4 million in restart costs, as well as holding costs of $4.1 million incurred while operating as the preferred bidder on behalf of the provisional liquidators. Simmers shortly thereafter recommenced mining operations at the BGM Underground Mine and the production of gold in the surface concentrator.

Both of the Buffelsfontein Mine and the Hartebeestfontein Mine have produced gold and uranium over periods of the mine life. The uranium plants were closed when the price dropped in the mid-1990s. Both uranium plants have been decommissioned and demolished.

The ongoing production activity by BGM and its predecessors has generated a significant amount of underground development and ongoing exploration. The BGM Underground Mine is planned to produce at a rate of approximately 90,000 tpm until approximately 2030, after which only a tail of production is forecast to remain. The underground operation is not formally included within the scope of this report. However, as it will contribute tailings to the retreatment plant, it has been given a cursory review.

A 2006 independent audit of the underground and surface mineral resources was prepared by Minxcon (Proprietary) Ltd. (Minxcon), an independent South African geology and mining consulting company, and is described in Item 17 of this report.

The surface mineral resources are contained in 15 separate surface tailings dams on the Buffelsfontein property.

While the Buffelsfontein property has a history of production, it is mostly from primary processing and not from the reclaiming and reprocessing of slimes. However, there have been some successful tailings reprocessing operations in the area including the Chemwes operation (20,000 tpd) on the Stilfontein tailings now under a purchase agreement with First Uranium.

The tailings resources of the Buffelsfontein Project as at April 2006 are shown below in Table 6-1.

TABLE 6-1 MINERAL RESOURCES - TAILINGS DAMS – APRIL 2006
First Uranium Corporation - Buffelsfontein Project

	Tonnes (t 000's)	Gold Grade (g/t)	U_3O_8 Grade (%)	Cont. Gold (oz 000's)	Cont. U_3O_8 (lb 000's)
Measured					
Buffels 2	23,700	0.40	0.0087	301	4,544
Buffels 3	29,400	0.35	0.0103	335	6,674
Buffels 4	16,380	0.38	0.0102	202	3,682
Buffels 5	45,584	0.21	0.0062	306	6,229
Total	**115,064**	**0.31**	**0.0083**	**1,144**	**21,130**
Indicated					
Harties 1	92,576	0.32	0.0061	941	12,446
Harties 2	35,640	0.31	0.0058	354	4,556
Harties 5	23,133	0.31	0.0053	228	2,702
Harties 6	14,604	0.22	0.0059	105	1,899
Total	**165,953**	**0.31**	**0.0059**	**1,628**	**21,603**
Total Meas + Indic	**281,017**	**0.31**	**0.0069**	**2,772**	**42,733**
Inferred					
Harties 7	**1,740**	**0.54**	**0.0243**	**30**	**932**

Notes:
1. CIM definitions were followed for mineral resources.
2. A zero grade cut-off grade was used.
3. Rows and columns may not add exactly due to rounding.
4. Preliminary metallurgical test results indicate that recoveries will be approximately 27% for uranium and 68% for gold.
5. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

MINE WASTE SOLUTIONS

MWS was established in 1999 to effect sustainable environmental remediation while, at the same time, reclaiming and reprocessing mine tailings and other waste materials. MWS purchased the shares of Chemwes in 2003 as the inaugural project for the reprocessing of tailings. Chemwes is a wholly owned subsidiary of MWS. MWS has the surface sources produced by Stilfontein Gold Mine, neighbouring the BGM Underground Mine.

The Chemwes operation commenced as a uranium recovery operation based upon the Stilfontein Gold Mines (Stilfontein) tailings. Stilfontein commenced operations as a gold mine in 1952 and had a primary uranium processing operation from 1953 to 1961. The Stilfontein uranium plant was demolished in 1993–1994.

In the 1970s, the price of uranium rose and the recovery of uranium from the Stilfontein tailings (and other tailings in the area) was investigated. Following laboratory test work, the Chemwes uranium plant was commissioned in mid-1979 and operated until 1989, processing 29.4 M tonnes of tailings and recovering 4,560 tonnes of U_3O_8.

Following the MWS purchase of Chemwes, the plant was converted to a gold tailings treatment plant and commenced operations in 2003. The production statistics compared to the initial feasibility study are shown in Table 6-2.

TABLE 6-2 PRODUCTION STATISTICS AS AT END DECEMBER 2006 – ACTUAL VS. ORIGINAL FEASIBILITY STUDY
First Uranium Corporation - Buffelsfontein Project

Description	Production as at end December 2006	Original Feasibility Study Model	% Variance
Tonnage Reclaimed – Tons	22,953,304	22,664,860	1.27%
Grade Reclaimed – g/t	0.465	0.466	-0.21%
Grade Recovered – g/t	0.261	0.251	3.98%
% Recovery	56.14%	54%	3.96%
Gold Smelted - kg	5,991.53	5,703.39	5.05%

The current Chemwes reclamation and rehabilitation operations related to gold bearing tailings are nearing completion. However, since commencement of operations at Chemwes in April 2003, the price of both gold and uranium has increased significantly, and the remaining Chemwes slimes resources, namely Nos. 4 and 5 slimes dams, have become potentially economically treatable.

First Uranium entered into a conditional purchase agreement in April 2007 in respect of the MWS acquisition to provide a fast track approach for the processing of tailings from the Buffelsfontein and Stilfontein tailings for the recovery of gold and uranium.

7 GEOLOGICAL SETTING

REGIONAL GEOLOGY

The Project lies within the Witwatersrand Basin, an Archean (approximately 2.7 billion years) sedimentary basin, whose surface expression is an elongate structure that extends longitudinally for approximately 300 km NE-SW by 100 km NW-SE. It contains an approximately six kilometre thick stratigraphic sequence consisting mainly of quartzites and shales with minor intermittent volcanic units. The first stage of basin development is recorded by rocks of the Dominion Group, composed of fluvial sediments and volcanic rocks. The Witwatersrand Supergroup overlies the Dominion Group and has been subdivided into the lower West Rand Group and the upper Central Rand Group, both of which consist primarily of sandstones, shales, and conglomerates. The Central Rand Group has produced the majority of the gold from the Witwatersrand Basin. The Ventersdorp Supergroup unconformably overlies the Witwatersrand Supergroup and is in turn overlain by the Transvaal and Karoo Sequences.

The differences in the morphology and gold distribution patterns from one reef to the next, and indeed within individual reefs, reflect the different sedimentary processes that prevailed during deposition on erosional surfaces in fluvial and littoral environments. Despite its age, the sedimentary rocks within the Witwatersrand Basin are remarkably well preserved and relatively undeformed. The basin has undergone numerous phases of faulting but has not been subjected to significant metamorphism.

The general geology of the Witwatersrand Basin is illustrated in Figure 7-1 and a stratigraphic column is provided in Figure 7-2.


27°00'E
Carletonville
4
Johannesburg
3
2
Evander
1
5
Buffelsfontein Project
Klerksdorp
6
Vredefort
27°00'S
27°00'S
N
7
Welkom
Goldfields
1 Evander
2 East Rand
3 Central Rand
4 West Rand
5 Far West Rand
6 Klerksdorp
7 Welkom
27°00'E
0 20 40 60 80 100
kilometres

Witwatersrand Group

- Central Rand Group
- West Rand Group

- Dominion Group
- Archean granitoid
- Greenstone

- Paleoslope
- Major fault

Figure 7-1

First Uranium Corporation

Buffelsfontein Project

South Africa

Regional Geology, Witwatersand Basin

May 2007

Source: H.E. Frimmel, 2005


metres
Group
Subgroup
Formation
Lithology
Reefs
Au (g/t)
Age (Ma)
Venterpost
Ventersdorp Contact Reef
5-12
2,714 ± 8 Ma1
2,000
1,000
0
-1,000
-2,000
-3,000
-4,000
-5,000
CENTRAL RAND
WEST RAND
Turffontein
Johannesburg
Jeppestown
Government
Hospital Hill
Mondeor
South Deep
>2,780 ± 3 Ma3
<2,849 ± 18 Ma
(2,840 ± 3 Ma)2
Bastard, EA, Upper Elsberg
11-15
Elsburg/ Eldorado
Denny's, Beatrix, Composite
Kimberley
Crystalkop, A, Kalkoenkrans, B, Kimberley
7
Booysens
Krugersdorp
Basal, Steyn, Vaal, Saaipias, Leader, Monarch, Bird
19
<2,872 ± 6 Ma2
Luipaardsvlei
(<2,822 ± 6 Ma)2
Randfontein
Livingstone
Main
Middlevlei
5
North, Main, South, Carbon leader, Commonage
25
Blyvooruitzicht
(<2,902 ± 13 Ma)2
Ada May, Beisa
Maraisburg
Roodepoort
Crown
2,914 ± 8 Ma1
Babrosco
Veldskoen, Inner Basin Reefs
Rietkuil
M
(<2,931 ± 8 Ma)
Koedoeslaagte
Buffelsdoorn, Outer Basin Reefs
Afrikander
Elandslaagte
Government
M
Palmietfontein
Tusschenin
Rivas Reef
Coronation
Coronation
M,D
Promise
D
Bonanza
Bonanza
M
Brixton
M
M
Parktown
M
Orange Grove
M Magnetic shale
D Diamictite
Reef
Conglomerate
Sandstone
Shale
Lava
May 2007
After Frimmel & Minter, 2002

Figure 7-2

First Uranium Corporation

Buffelsfontein Project

South Africa

Stratigraphic Column
Witwatersand Supergroup

LOCAL GEOLOGY

The BGM Underground Mine is located in the Klerksdorp Goldfield and the mineralization is hosted by the Central Rand Group, the upper unit of the Witwatersrand Supergroup. This unit has produced the majority of the gold from the Witwatersrand Basin, and is composed predominantly of quartzite with subordinate zones of conglomerate and a single argillite horizon, i.e., the Booysens Shale Formation. Using the central position of the Booysens Shale, the stratigraphy of the Central Rand Group has been historically subdivided into the lower Johannesburg Subgroup and the upper Turffontein Subgroup. Mineralized reefs in the Johannesburg Subgroup tend, on average, to be more laterally extensive and more uniform in thickness and gold content. The principal gold-bearing conglomerate packages in the Johannesburg Subgroup are the Main Reef and Bird Reef.

The mineralization at Buffelsfontein is hosted by the Johannesburg Subgroup of the Central Group. In the Klerksdorp Goldfield, the Johannesburg Subgroup is represented by a sequence of quartzites, conglomerates, and quartz wackes, approximately 1,100 m thick. The local stratigraphy is illustrated in Figure 7-3.

Age (Ma)	Stratigraphy	
2023	Vredefort impact	
2054-2059	Bushveld Igneous Complex Roolberg Group	
2250 2350	Transvaal Supergroup	Pretoria Group
2432	Transvaal Supergroup	Chuniespoort Group
2642	Transvaal Supergroup	Black Reef Quartzite Formation
	Ventersdorp Supergroup	Pneil / Wolkberg Groups
2709	Ventersdorp Supergroup	Platberg Group
2714	Ventersdorp Supergroup	Klipriviersberg Group
2837	Witwatersrand Supergroup	Upper Central Rand Group
<2894	Witwatersrand Supergroup	Lower Central Rand Group
2914 <2970	Witwatersrand Supergroup	West Rand Group
3074-3086	Dominion Group	
	Middle Archean Basement	

Figure 7-3

First Uranium Corporation

Buffelsfontein Project

South Africa

Stratigraphic Column
Witwatersand Basin

May 2007

After Frimmel & Minter, 2002

PROPERTY GEOLOGY

Economic gold and uranium mineralization at Buffelsfontein is hosted by the Vaal Reef, an oligomictic, pebbly, quartz arenite bed, deposited approximately 2.5 billion years ago.

In the North Division (previously the Hartebeestfontein Mine), dips vary from shallow to 45°. The depth of the Vaal Reef varies between 800 m and 2,500 m due to the displacement by faults and dykes that also cause rock mechanics problems. Structural geological complexity decreases from east to west, as do the gold grades. In the South Division (BGM Underground Mine), dips average 25°. The structural geology is complex, with fault displacements of 800 m to 1,000 m. A thrust fault has caused triplication of the reef in the central area of the South Division.

8 DEPOSIT TYPES

The gold deposits in the Witwatersrand Basin have a primary sedimentary origin and show great lateral continuity throughout the basin. Local discontinuities in mineralization within the reefs are a result of facies variation, ore formation processes, and structural history.

The mineralization planned for exploitation in this Project is the tailings dams generated from operations over the years.

9 MINERALIZATION

Gold and uranium mineralization at the BGM Underground Mine is hosted by the Vaal Reef that strikes along an azimuth of 040° for the entire extent of the property, i.e., five kilometres to seven kilometres. The property was divided into eight separate areas, or geo-zones, based on physical and mineralogical reef characteristics.

The reef thickness varies and ranges from 20 cm to three metres.

10 EXPLORATION

Exploration at the Project has been limited to drilling the tailings dams and is described in Item 11.

11 DRILLING

UNDERGROUND

Simmers has not performed diamond drilling for the current resource estimate. Historic diamond drill data accounts for less than 5% of the mineral resource database.

SURFACE

BUFFELSFONTEIN

Jim Fisher, of Jim Fisher & Associates, previously independent consultants to Simmers, reported there were 12 tailings dams containing approximately 291 million tonnes on the property as a result of processing mineralization from the Buffelsfontein underground mine and the Hartebeestfontein underground mine.

The tonnage is based on the last report submitted to the DME, and was certified by a government certified surveyor.

The grade of the deposits was tested by drilling and sampling of six vertical auger holes per tailings dam. The sampling, sample preparation, and analyses were contracted by Jim Fisher to Performance Laboratories. The drilling was subcontracted to Dump and Dune, a professional dump drilling company. An auger drilling machine extracted 50 mm diameter samples at 1.5 m down-hole intervals.

MWS

MWS contracted the drilling of forty-six 50 mm diameter, auger holes in MWS No. 4 Dams and 54 holes in MWS No. 5 Dam in 2006. The central portion of MWS Dam 5 was inaccessible due to surface water.

First Uranium, using Dump and Dune, a professional dump drilling company, as drill contractors, drilled verification testholes using the same methodology as described above.

Six verification holes were drilled in the MWS No. 4 Dam and three holes were drilled in the MWS No. 5 Dam.

12 SAMPLING METHOD AND APPROACH

UNDERGROUND

The mineral resource estimate is based for the most part (>95%) on channel samples collected on six metre by three metre intervals. Channel samples, collected with hammer and chisel, are 10 cm wide across the entire width of the reef. Samples are accumulated in synthetic bags and transported to the analytical laboratory by Simmers personnel. The channel sample locations are recorded by digital photography. Sample results are plotted on 1:200 scale operational plans.

SURFACE

Fifty-two holes were drilled in the Buffelsfontein and Harties Dams by Simmers in 2005. The holes spacing was irregular but nominally 50 m. The spacing was chosen to be sufficient to statistically represent the grade of the dams.

MWS drilled the MWS No. 4 Dams on a 120 m by 120 m grid. First Uranium drilled six verification holes spaced regularly throughout the MWS No. 4. The MWS and First Uranium drill locations are illustrated in Figure 12-1.

MWS drilled the MWS No. 5 Dam on a nominal 150 m by 150 m grid where accessible. The central portion of the dam, representing approximately 50% of the surface, was not accessible due to surface water. First Uranium drilled three verification holes in the MWS No. 5 Dam. The hole locations are illustrated in Figure 12-2.


2,500
2,000
1,500
2,966,000
2,966,500
Waste
Water
FU1
FU2
FU3
FU5
FU6
BH 1
BH 2
BH 3
BH 5
BH 6
BH 7
BH 8
BH 9
BH 10
BH 13
BH 14
BH 15
BH 16
BH 17
BH 18
BH 19
BH 20
BH 26
BH 27
BH 28
BH 30
BH 31A
BH 32
BH 33
BH 34
BH 35
BH 36
BH 39
BH 40
BH 41
BH 42
BH 43
BH 44
BH 45
Legend:
Previous drilling
New test holes
0
100
200
300
400
Metres
May 2007
Source: First Uranium Corporation, 2006.
First Ur
Buff

12-2


Day wall holes drilled by GMSSDD (May 2006)
Pool area holes drilled by Dump & Dune (Oct. 2006)
Positions were availabe but became too wet
Inaccessible borehole positions
Holes drilled May 2000 (Dump & Dune)
Holes drilled Feb 2007 (Dump & Dune)
Holes drilled Feb 2007 (GMSSDD)
300m
0 100 200 300 400
Metres

First Ur

Buff

M

May 2007

Source: First Uranium Corporation, 2006.

Sampling procedures were consistent for the Buffelsfontein 2-5 Dams, the Harties 1, 2, 5, 6, and 7 Dams, and the verification holes in the MWS No. 4 and No. 5 Dams. Samples were taken on 1.5 m downhole intervals, each sample weighing approximately three kilograms. Samples were collected on plastic sheet to prevent contamination, bagged with a sample ticket, and delivered to Performance Laboratories (Performance) in Randfontein. Original samples in the MWS dams were collected in a similar manner, however, at varying sample lengths.

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

UNDERGROUND

Samples are prepared and analyzed by an on-site laboratory operated by Simmers. Minxcon inspected the laboratory and reported that although the facility is not ISO accredited it is efficiently managed by competent personnel. Minxcon (2006) reported that vessels, crushers, and pulverizers are cleaned regularly by compressed air and water and that contamination was not an issue.

SURFACE

The following procedure describes the sample preparation and analyses for the Buffelsfontein 2-5 Dams, the Harties 1, 2, 5, 6, and 7 Dams, and the verification holes in the MWS No. 4 and No. 5 Dams.

Auger drill samples were prepared at the Performance laboratory in Johannesburg, by drying and pressing through a 1.0 mm screen to break up lumps. Analysis for gold was by standard fire assay procedures, using a 30 g or 50 g sample with a gravimetric finish. The detection limit was 0.02 g/t gold. Results were reported by electronic spreadsheets. Analysis for U_3O_8 was by Aztec, an X-ray instrument using a tungsten tube with a detection limit of 0.01 kg/t U_3O_8. The Performance laboratory is certified by the South African National Accreditation System, an affiliate of the Standards Council of Canada.

First Uranium employees or consultants were not engaged in the sample preparation or analyses.

Internal Quality Assurance/Quality Control (QA/QC) procedures at the Performance laboratory included assaying one duplicate sample and one standard sample from each batch of 20 samples.

14 DATA VERIFICATION

UNDERGROUND

Scott Wilson RPA was unable to determine the data verification process for underground channel samples.

SURFACE

BUFFELSFONTEIN & HARTIES DAMS

Simmers relied on the QA/QC program at Performance as described in the previous item. Scott Wilson RPA did not collect independent samples as the surface of the dams is covered with water and several of the dams have recently been used by the BGM Underground Mine.

MWS NO. 4 AND NO. 5 DAMS

In April 2007, First Uranium, using Dump and Dune as drill contractors, drilled six verification holes in the MWS No. 4 Dam. GijimaAST analyzed the MWS drilling data and subdivided the dam into two horizontal sections, i.e., above and below the 12 m depth in the dam, based on Au and U_3O_8 grade. Generally, the section above the 12 m depth contained grades of Au and U_3O_8 that were considered too low to have a reasonable chance of being exploited economically and therefore did not qualify as resources. The verification drilling confirmed the sub-economic grades. Table 14-1 compares the grades below the 12 m depth of the MWS data used for the resource estimate and the grades from the First Uranium verification holes. The Au and U_3O_8 grades from the verification drilling are 3.4% higher and 3.6% lower, respectively, than the original MWS grades. In Scott Wilson RPA's opinion this demonstrates good agreement.

TABLE 14-1 MWS NO. 4 DAM - GRADE VERIFICATION
First Uranium Corporation - Buffelsfontein Project

		Au (g/t)	U_3O_8 (%)
MWS Holes	Below 12 m	0.29	0.014
Verification Holes	Below 12 m	0.30	0.135
Difference (%)		+3.4%	-3.6%

First Uranium drilled three verification holes in the MWS No. 5 Dam in April 2007. The grades of the 45 samples in the three holes averaged 0.29 g/t Au and 0.008% U_3O_8, which compares favorably with the estimated resources for the MWS No. 5 Dam. However, the samples are not considered representative of the entire dam and do not provide sufficient verification to consider the resources in the MWS No. 5 Dam as higher than the inferred classification.

15 ADJACENT PROPERTIES

There are no adjacent properties as defined by NI43-101.

16 MINERAL PROCESSING AND METALLURGICAL TESTING

BUFFELSFONTEIN

There have been two phases of uranium and gold recovery testing undertaken for First uranium by Mintek. The first was completed in mid 2006 and the second in May 2007. The preliminary economic analysis is based upon the phase 1 testing. A summary of the second phase is being reported as well as the information became available before publication of the revised technical report.

PHASE 1 MINTEK TESTWORK

Bulk samples were prepared by Performance Laboratories and, after their analyses, Mintek was retained to carry out the metallurgical test work.

The following is an extract from Mintek's reports tilted "Laboratory Gold and Uranium Flotation Scoping Studies on Gold Slimes Dams Material" dated 23 May 2006, and "Scoping Studies on the Leaching of the Buffelsfontein Concentrates" dated 28 June 2006. Note that, through this Item 16, Mintek have reported results as U and not U_3O_8 and 1% U is equal to 1.18% U_3O_8.

TABLE 16-1 DISTRIBUTION OF GOLD AND URANIUM
First Uranium Corporation - Buffelsfontein Project

Size by size		Analysis			Distribution		
Passing size μm	Discrete Mass %	Total Au g/t	Total U ppm	Sulphide S	Total Au %	Total U %	Sulphide S %
-850 to +150	4.18	0.76	49	0.17	7.89	2.85	2.28
-150 to +106	11.27	0.38	30	0.11	10.50	4.71	3.99
-106 to +75	15.95	0.39	37	0.12	15.26	8.21	6.16
-75 to +53	15.11	0.39	52	0.22	14.64	10.93	10.70
-53 to +38	10.14	0.33	78	0.64	8.32	11.01	20.89
-38 to +25	5.52	0.32	91.5	0.72	4.39	7.02	12.78
-25	37.83	0.42	105	0.36	39.00	55.27	43.20
Total	**100**				**100**	**100**	**100**
Head (calc.)		**0.40**	**71.87**	**0.31**			
Head (meas.)		**0.42**	**67**	**0.28**			
Accountability, %		**95.83**	**107.26**	**111.01**			

Notes:
1. The results are reported as total U as opposed to U_3O_8.
2. 1 ppm U=1.18 g/t U_3O_8

TABLE 16-2 DIAGNOSTIC LEACH
First Uranium Corporation - Buffelsfontein Project

	Ore Sample	
Grind (% minus 75 micron)	"As Received"	
Association	Gold grade (g/t)	Gold dist'n (%)
Gold available to direct cyanidation	0.184	51.11
Gold that is preg-robbed (CIL)	0.021	5.73
Gold associated with HCl digestible minerals	0.074	20.49
Gold associated with HNO_3 digestible minerals	0.036	10.13
Gold associated with carbonaceous matter	0.006	1.76
Gold associated with quartz (balance)	0.039	10.78
Total	**0.360**	**100.00**

The sample was treated "as received" and had a head grade of 0.360 g/t U. Of the total contained gold, 51.11% (0.184 g/t) was extracted by direct cyanidation. CIL dissolution indicated that 5.73% (0.021 g/t) of the contained gold was preg-robbed by constituents occurring in the ore. Some 56.84% (0.205 g/t) of the gold is therefore expected to be recoverable by carbon-in-leach processing.

The HCl digestion indicated that 20.49% (0.074 g/t) of the contained gold was associated with HCl digestible minerals (calcite, pyrrhotite, etc.), while 10.13% (0.036 g/t) was associated with the more stable sulphides digested with HNO_3 (e.g., pyrite, sulphides, arsenopyrite, etc.).

Of the remaining gold, 1.76% (0.006 g/t) was found to be associated with carbonaceous constituents in the ore and 10.78% (0.039 g/t) of the gold is assumed to be occluded in gangue constituents

BUFFELSFONTEIN DAM 2 MINERALOGICAL ANALYSIS

Brannerite	$(U,Ca,Ce)(Ti,Fe)_2O_6$
Uraninite	UO_2
Florencite / Crandalite	$(Ca,Ce,Nd,Th,Sr,Ba)Al_3(PO_4)_2(OH)_6$

Brannerite is the dominant uranium-bearing phase, but it occurs in very low proportions <0.02 mass%. Some uraninite is also present but the concentration in the sample was too low to be detected. The brannerite content of 0.01 to 0.02 mass percentage accounts for a uranium grade of 38 ppm to 76 ppm. The assayed uranium grade is 67 ppm.

The brannerite occurs mostly as middlings (±57%), with ±29% locked in silicate gangue. Only 14% of the brannerite is liberated, all of it occurring within the <38 μm fractions. The brannerite middlings and locked brannerite are mainly associated with silicate gangue, of which quartz, chlorite, and mica are the dominant phases. Brannerite within the gangue occurs in two forms, either as discreet grains (50 μm) or as fine intergrowths (<1 μm).

TABLE 16-3 BUFFELSFONTEIN DAM 2 MINERALOGICAL ANALYSIS
First Uranium Corporation - Buffelsfontein Project

Size Fraction	Locked (Area %<30)	Middlings (Area %>30<70)	Liberated (Area %>70)	Total
-5 μm	8.59	70.88	20.53	100.00
-20 μm +5μm	64.41	18.64	16.95	100.00
-38 μm +20 μm	27.77	66.76	5.47	100.00
-75 μm +38 μm	46.73	53.27	-	100.00
+75 μm	100.00	-	-	100.00
Combined	**29.35**	**56.73**	**13.92**	**100.00**

The discreet brannerite grains contain inclusions of either lead or a REE (Rare Earth Element) phase (florencite / crandalite). The brannerite is occasionally closely associated and intergrown with the REE phase.

GOLD FLOTATION TEST WORK

Two gold recovery routes were identified. The first was a pre-concentration of the gold using flotation followed by gold recovery from the concentrate. The second was a cyanide leach of the tailings.

A soft start option was identified and would entail the recommissioning of the current flotation plant at BGM's Buffelsfontein plant, treating tailings for gold, until the process and treatment route for uranium has been identified.

The various tests are compared on a grade and recovery curve. To assist with economic evaluation, various margins have been calculated. Figure 16-1 shows the results of each of the trials.

FIGURE 16-1
Dam 2 Gold Flotation Results



Break Even Analysis
Au Price 110 R/g Au
Recovery Cost 2 R/t
Float Cost 5 R/t
Gold Plant Cost 20 R/t
Tailings 0.6 R/t
Gold Plant Rec% 54%
Concentrate Grade g/t Au
0
1
2
3
4
5
6
0%
10%
20%
30%
40%
50%
60%
Recovery %
Senmin1
Senmin2
Attrition 3m
Attrition 1m
Mintek Senmin
Mir
Break even
10% Margin
20% Margin
30% Margin

Senmin (Pty) Ltd. (Senmin), a reagent supplier to the flotation plant, offered to test the flotation response of Buffelsfontein No. 2 tailings dam mineralization. The initial results were promising, however, the company was deemed not to be impartial and the tests were repeated by Mintek, who were unable to duplicate the Senmin results. Senmin also produced a bulk concentrate sample for cyanidation tests. The concentrate was sent to Performance laboratories for bottle roll tests. The test indicates a 54% recovery of gold from the concentrate, through the Buffelsfontein gold circuit.

This indicated that the soft start would likely just break even, compared to an expected 45% margin indicated for a CIL type of circuit. The soft start would not justify a significant capital spend. The project was halted.

Following a review of gold flotation on the Witwatersrand, Mintek carried out a number of scoping tests.

Most of the tests gave gold recoveries between 30% and 40%. The gold recovery was improved by attrition in a tower mill to above 60%. Attrition milling at the expected tonnage would add significant cost.

URANIUM FLOTATION TEST WORK

After determining that the gold recovery process would be by CIL, test work was started to determine a recovery route for the uranium. Two flotation strategies were explored. The first aimed at flotation of the sulphides using xanthate collectors, the second aimed at uranium minerals using fatty acid collectors. The latter provided high mass pulls, with high reagent costs. Neither process produced high recoveries with acceptable concentrate grades, however, acceptable concentrate grades were achieved by sacrificing recovery. A preliminary financial optimization suggests that a mass pull between 10% and 20% would be optimal.

The following graphs and table show the results of the preliminary flotation results. Figure 16-2 shows the uranium flotation results with mass pull plotted against recovery. The result selected for the process flow sheet is also shown.

Figure 16-3 shows the gold flotation results with mass pull plotted against recovery. The result selected for the process flow sheet is also shown.

Figure 16-4 shows the uranium recovery versus concentrate grade (in U g/t, not U_3O_8) as well as the result selected for the process flow sheet.

FIGURE 16-2
Uranium Flotation Results



Selected result for the Process Flow sheet
Uranium Recovery %
Mass Pull %
80
70
60
50
40
30
20
10
-
-
5
10
15
20
25

16-10

FIGURE 16-3
Gold Flotation Results



70
60
50
40
30
20
10
-
Gold Recovery %
Selected result for the
Process Flow sheet
-
5
10
15
20
25
Mass Pull %

FIGURE 16-4
Uranium Grade Recovery



Recovery %
80
70
60
50
40
30
20
10
-
-
50
100
150
200
250
300
350
400
Concentrate Grade g/t U
Selected result for the Process Flow sheet

TABLE 16-4 PRELIMINARY FLOTATION RESULTS
First Uranium Corporation - Buffelsfontein Project

					Progressive Test data			
Test	Product	Mass%	Au g/t	U g/t	S%	Au Rec%	U rec %	S Rec %
A2.1.1	RC1	3.34	1.96	218	3.90	17.92	11.29	81.28
A2.1.2	RC1	3.13	2.03	216	3.80	18.21	9.54	82.61
A2.1.3	RC1	0.97	6.63	440	27.00	18.29	6.24	41.57
	RC2	2.24	4.31	316	14.02	27.51	10.37	49.86
A2.1.4	RC1	1.69	4.63	319	13.80	21.41	7.45	38.23
	RC2	3.54	3.40	266	8.51	32.91	13.00	49.39
A2.1.5	RC1	1.44	6.81	280	14.20	25.40	5.82	40.09
	RC2	3.00	4.79	242	9.80	37.21	10.46	57.65
A2.1.6	RC1	2.71	5.08	181	5.63	42.67	7.45	33.17
	RC2	5.46	3.66	169	5.13	61.92	13.99	60.91
A2.1.7	RC1	1.44	6.37	380	21.85	25.05	8.55	45.60
	RC2	2.37	5.17	309	14.12	33.45	11.45	48.51
A2.1.8	RC1	1.40	6.11	356	20.30	22.95	7.22	44.47
	RC2	2.81	4.45	286	11.18	33.54	11.61	49.14
	SC1	4.62	2.93	251	7.00	36.25	16.73	50.61
A2.1.8	RC1	1.75	5.18	328	18.30	24.00	9.17	46.41
	RC2	3.26	4.12	279	10.88	35.65	14.55	51.38
	SC1	4.60	3.17	245	7.88	38.70	18.06	52.55
	SC1	5.51	2.73	225	6.64	39.86	19.84	53.05
A2.2.1	RC1	1.75	2.30	200		27.20	5.22	
	RC2	3.26	1.23	161			16.12	
	RC3	4.60	0.88	144			26.62	
	RC4	5.51	0.73	137			33.02	
A2.2.2	RC1	3.92	3.10	200		29.20	11.70	
	RC2	9.76	1.25	146			21.20	
	RC3	19.21	0.63	122			35.00	
	RC4	29.53	0.41	114			50.10	
A2.2.3	RC1	4.30	2.90	200		29.80	12.84	
	RC2	13.10	0.95	138			26.94	
	RC3	21.30	0.59	128			40.64	
A2.2.4	RC1	5.58	2.20	207	5.00	29.90	17.00	40.43
	RC2	7.95	1.87	191	3.81	36.20	22.40	43.87
	RC3	14.88	1.14	165	2.08	41.90	36.10	44.87
	RC4	31.60	0.80	161	1.09	61.00	74.90	49.72
A2.3.1	RC1	2.86	8.00			57.40		
A2.3.2	RC1	3.31	2.03		3.98	12.10		47.05
A2.3.3	RC1	5.87		178			11.77	
	RC2	9.25		166			17.28	
A2.3.4	RC1	15.92		152			26.46	
A2.3.5	RC1	15.16		133			24.82	
A2.3.6	RC1	13.50		143			21.80	
	RC2	24.20		134			36.60	
A2.3.9	RC1	7.46	1.31	179	0.87	19.60	10.60	15.90
	RC2	19.93	0.93	161	0.68	37.40	25.50	33.30

URANIUM LEACH TESTS

A series of flotation concentrates were produced at varying mass pulls and recoveries. (Mintek Scoping Studies on the Leaching of the Buffelsfontein Concentrates dated June 28, 2006).

TABLE 16-5 SUMMARY OF URANIUM LEACH TESTS
First Uranium Corporation - Buffelsfontein Project

Sulphide Conc Type	Mass %	U (g/t)	Au (g/t)	Sulphide S (%)	U Flotation Recovery (%)	Au Flotation Recovery (%)	180°C/3h U-Leach Efficiency (%)	CIL Efficiency from U Leach Residue (%)
Low Grade	8.5	204.0	2.1	6.7	29.3	52.0	91.0	85.2
Med Grade	5.6	296.0	2.7	9.2	21.9	44.5	94.0	74.8
High Grade	2.4	485.0	6.6	21.3	15.3	46.5	88.0	77.6

The results of leaches are given in Tables 16-5 and 16-6. Leaching efficiency is relatively poor for the medium grade sample at 90°C (86% after 24 hrs) compared with what is achievable at higher temperature within three hours (greater than 90%). Although the low grade concentrate and cleaner concentrate seemed to be slower to leach, dissolutions of approximately 90% were obtained within three hours.

The 180°C leaches generated large quantities of acid, while the 130°C leaches generated much less acid. The leach at 90°C consumed acid.

TABLE 16-6 RECOVERIES AND CONDITIONS OF LEACHING EXPERIMENTS
First Uranium Corporation - Buffelsfontein Project

Sample	Temp., °C	Press. kPa	Time, h	Oxidant	Net acid, kg/t	* U_3O_8 dissol. %
Med Grade	90	Atmosph.	24	H_2O_2 (2 ml)	-5.3	86
Med Grade	130	1200	1	O_2 (950 kPa)		74
			2			86
			3		+6.3	91
Med Grade	180	1800	1	O_2 (950 kPa)		91
			2			91
			3		+84	94
Low Grade	180	1800	1	O_2 (950 kPa)		83
			2			90
			3		+82	91
High Grade	180	1800	1	O_2 (950 kPa)		69
			2			74
			3		+128	88

* Calculated from head and residue analyses.

The metallurgical test work has been completed on samples from the Buffelsfontein No. 2 tailings dam. This dam represents 8.3% of the tailings resource and there is no indication of the effort put into making the composite sample representative of the mass. Mintek (2006) reports that it received a 50 kg sample from Buffelsfontein No. 2. The sample had a head grade of 79 g/t U_3O_8 compared to the Buffelsfontein No. 2 slimes dam grade estimate of 87 g/t U_3O_8.

Preliminary results from subsequent flotation tests by Mintek gave uranium recoveries (as U) of 31.5% (37.2% U_3O_8) in 9.8% of the mass (test 16) and 30.6% (36.1% U_3O_8) recovery of uranium in 9% of the mass (test 20).

In Scott Wilson RPA's opinion, there is a need for additional testing and for sampling to ensure that the test work is representative of the entire tailings resource.

A portion of the tailings recovery plant feed will come from the Buffelsfontein tailings stream. Based upon the ore reserve grade of the BGM Underground Mine, this

material will have a feed grade of approximately 120 g/t U_3O_8. This material will be floated to yield a concentrate to be fed to the project. While no test work was conducted on the flotation of this material by First Uranium or Simmers, there is historical data available depicting the floatation of underground ore. The Mintek flotation tests were taken as indicative and it is assumed that a 20% to 22% weight recovery to a flotation concentrate will yield 50% U_3O_8 recovery into a concentrate with a grade of 270 g/t U_3O_8. Additional test work to determine the recovery is recommended by Scott Wilson RPA.

The uranium flotation recovery parameters were based upon initial economic parameters. It is recommended that the opportunity of increasing the uranium recovery as the uranium price increases be reviewed. The current sacrifice in recovery is a financial rather than a technical optimization

PHASE 2 MINTEK TEST WORK

Equal quantities (800 kg each) of material from Buffelsfontein Dumps 2, 3 and 4 were delivered to Mintek and blended into a composite. The composite was subjected to: flotation tests for the recovery of uranium including a mini plant test run, uranium leach tests on the flotation concentrate (atmospheric and pressure leaching); and, gold diagnostic leach and carbon-in- leach test work.

The flotation tests indicated that a mass pull of 15% was required to achieve a U grade of 200 ppm at recovery of approximately 37%. The mini mill plant was able to produce a 210 kg bulk concentrate with a grade of 239.7 pm uranium.

With pressure leaching extractions of 88% to 91% were achieved after two hours of leaching.

Bottle roll leach tests on material that was composed of 84% flotation tails and 16% uranium leaching tails generated gold dissolution of 50% to 70% as a direct CIL while acid pretreatment increased the dissolution to 58.1% to 74.2%.

Scott Wilson RPA notes that the Phase 2 work appears to support the Phase 1 work and the assumptions within the preliminary assessment. Scott Wilson RPA recommends that as part of the next stage of project review the Mintek results be reviewed in detail to determine what additional test work is required and to assess the potential for optimizing the project's operating philosophy to maximize revenue.

Scott Wilson RPA recommends that further detailed testing including filtration, solvent extraction (SX) and ion exchange (IX) be undertaken and used to define the process design criteria.

RSV MISYM Engineering Services (Pty) (K'Enyuka) noted that pilot plant flotation and leaching runs will be required to produce the bulk concentrates for the additional test work.

MINE WASTE SOLUTIONS

GOLD PLANT OPERATING DATA

The Chemwes plant operation has over the last 34 months generated extensive historical operational data relating to feed particle size distribution (PSD), slurry densities, head and residue values, flotation mass pull and recoveries, reagent additions and consumptions, and circuit operating parameters. The plant throughput and gold recovery for the period November 2003 to May 2006 are shown in Figure 16-5.

FIGURE 16-5 MWS PLANT THROUGHPUT AND GOLD RECOVERY


650,000
600,000
550,000
500,000
450,000
400,000
Tonnes Processed
70%
60%
50%
40%
30%
20%
10%
0%
Gold Recovery
Tonnes Processed
Gold Recovery
Nov-03
Jan-04
Mar-04
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Month

GOLD EXTRACTION TEST WORK

MWS conducted laboratory test work on borehole samples from No. 4 dam. The samples were composited on the basis of split area divisions from the borehole plan and a total of sixteen samples were examined and tested by SGS Lakefield laboratories.

PSD analysis and pH determination were done initially, and similarities with the No. 2 dam plant operating data were noted. The samples were then screened to produce fine (minus 75 micron) and coarse (plus 75 micron) fractions. Specific proportions of each fraction were added together to produce simulated CIL feed material and flotation feed material, respectively.

The coarse material was subjected to froth flotation and a pyrite concentrate generated. The concentrate was milled to 83% minus 75 micron and leached under plant conditions. The entire leach batch was then added to the fines sample and the whole leached for 14 hours under current plant conditions. All products including flotation tails

were assayed, and reagent additions and consumptions noted. Final results for the work have not yet been received, but the fines leach achieved an average residue of 0.15 g/t against a head value of 0.29 g/t and the dissolution was 0.14 g/t.

Current plant results show that better recoveries are achieved on the total leach including milled pyrite than on fines only, but current leach residence times are longer than 14 hours.

At the MWS plant, it is an historical fact that extended residence times in the CIL circuit yield lower residues and dissolved losses, and MWS decided to commission Atomaer SA to do test work involving high shear reactors with oxygen injection. It is expected that by subjecting the CIL feed slurry to oxygen injection via high shear static reactors, residue type values can be achieved in the third or fourth CIL tank. This will artificially greatly extend residence time and thus improve dissolution and recovery. Another benefit of high shear reactors is that oxygen and lime consumptions are automatically reduced. A composite sample of No. 4 dam slime was given to Atomaer for test work, but results have not yet been reported.

URANIUM DISSOLUTION TEST WORK

MWS undertook uranium extraction test work as part of its examination of the potential for the recovery of uranium from tailings piles to which it has access. The initial work done at SGS Lakefield in September 2006 showed that an ambient leach achieves recoveries (60% to 65%) somewhat akin to a conventional hot leach.

Because of the low uranium tenor of the resource, it was decided to pursue this option as a possible leach process route, and four composite samples were prepared for further test work. The assayed average head value of the samples is 116 g/t (this was considered low grade and the decrease was attributed to dilution from lower grade samples).

Results indicated that a 16 hour to 24 hour leach achieves U_3O_8 dissolutions of between 74 g/t (63.8%) and 81 g/t (69.83%), with an average of 77 g/t (66.37%).

MWS attributes the low recovery to the low head grade. For the Buffelsfontein Project the plan is to upgrade the uranium leach circuit feed grade by flotation, and thus the planned uranium leach circuit feed grade will be in the order of 300 g/t compared to the 100 g/t to 120 g/t samples tested by MWS. Assuming a relatively constant tailings grade from the leach circuit, the planned recoveries in the Buffelsfontein circuit may exceed the results achieved in the MWS test work.

Scott Wilson RPA recommends that First Uranium review the gold and uranium test work undertaken on behalf of MWS to determine its applicability to the Project and implications for proposed metallurgical testing.

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

MINERAL RESOURCES

UNDERGROUND

The scope of work in this report does not include the BGM Underground Mine, currently in operation. However, tails from the plant currently processing the BGM Underground Mine mineralization will be processed at the Buffelsfontein recovery plant and are included in the life of mine plan and cashflow analysis for the Buffelsfontein tailings recovery project. Therefore, the underground resources are briefly discussed here with a view towards sustainability of the plant feed in terms of tailings from the BGM Underground Mine. Over the Project life, the BGM plant is expected to produce some 15 million tonnes of tailings (Minxcon). From these tailings the Project will generate 3.17 million tonnes of flotation concentrates to be combined with the flotation concentrate from the slimes and treated for uranium recovery.

The underground mineral resources were estimated by Geologix MRC (Pty) Ltd. (Geologix) and audited by Minxcon, both independent South African geology and mining consulting companies. The authors of the reports are Competent Persons as defined by SAMREC. A summary of the underground mineral resources estimated by Geologix is summarized in Table 17-1. Scott Wilson RPA visited the surface facilities and the underground operation, and conducted a desktop review of the Geologix and Minxcon reports. The reports indicate the database, methodology, and classification criteria are appropriate for the type of mineralization.

TABLE 17-1 BGM UNDERGROUND MINE MINERAL RESOURCES - APRIL 2006
First Uranium Corporation - Buffelsfontein Project

	Tonnes (t 000's)	Grade Au (g/t Au)	Grade U_3O_8 (%)	Cont. Au (oz 000's)	Cont. U_3O_8 (lb 000's)
Measured	22,700	10.3	0.019	7,533	9,720
Indicated	13,450	8.7	0.019	3,764	5,510
Total Meas + Indic	36,150	9.7	0.019	11,298	15,230
Inferred	11,400	8.5	-	3,095	-

Notes:
1. CIM definitions were followed for mineral resources
2. Mineral resources were estimated at a cutoff grade of 2.0 g/t Au
3. A minimum width of 1.3 m was used in the Buffelsfontein and 1.2 m in the Hartebeestfontein underground mines respectively.
4. No metallurgical test work was completed by Simmers or First Uranium. Based on historical data depicting the flotation of underground ore, it is assumed that 20% to 22% weight recovery to a flotation concentrate will yield 50% U_3O_8 recovery into a concentrate with a grade of 270 g/t U_3O_8.
5. The gold resources of the BGM Underground Mine are for the account of BGM. First Uranium will process & extract the tailings from the BGM Underground Mine.
6. Columns and rows may not total exactly due to rounding.
7. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The BGM Underground Mine material will account for 10% of the uranium circuit feed tonnage and 12% of the uranium feed. The gold in the BGM Underground Mine material accounts for approximately 1.7% of the Project gold feed.

DATABASE

Greater than 95% of the database for the mineral resource estimate was underground channel samples, the remainder being grade control diamond drilling. The raw data, consisting of Au grade (g/t), U_3O_8 grade (kg/t), and reef width (cm), from underground channel sampling and drilling was coded. The data was then converted to grade-widths (Au cm-g/t & U_3O_8 cm-kg/t). The resultant database was regularized into 20 m by 20 m blocks in order to approximate the value of an area at the mining block support size. Regularization, or declustering, effectively reduces the variability inherent in the raw data and reduces the impact of possibly smearing isolated extreme values.

CUTTING OF STATISTICAL OUTLIERS

Although the regularization process reduces the influence of extreme high values, analysis of the regularized data indicates there is still a disproportionate amount of contained metal in the top decile of the grades. Geologix further reduced the grade in each geo-zone by capping the grade-widths to the second standard deviation, thus resulting in a decrease of 3.6% to 4.6%.

METHODOLOGY

Each geo-zone was treated as a discrete domain for modeling purposes. Variography was carried out in each geo-zone using natural, pair-wise relative, spherical semi-variogram models. Ordinary kriging was selected as the appropriate estimation method of interpolating grades into a 2D block model. Block sizes were 20 m x 20 m x reef width. Search directions and distances were consistent with the variography. Volume was converted to tonnes using a specific gravity of 2.76 and is consistent with previous production. Mineral resource estimates used a minimum width of 1.2 m in the North Division and 1.3 m in the South Division. Mineral resources were reported at a 2.0 g/t Au cutoff grade.

CLASSIFICATION

Mineralization transected by a sampled raise was classified as mineral resources. Indicated resources were based on diamond drilling on irregular intervals. Inferred resources are currently under water as well as 5% of the highly faulted areas that would otherwise be classified as indicated resources.

SURFACE

The surface mineral resources comprise 15 tailings dams containing approximately 363 million tonnes on the property as a result of processing mineralization from the Buffelsfontein, Hartebeestfontein, and Stilfontein underground mines. The tonnage is based on the last report submitted to the DME, and was certified by a government certified surveyor. The grade for approximately 80% of the mineral resources was estimated by Jim Fisher and Associates (Fisher 2005), an independent consulting company. The estimate in respect of the MWS dams was completed by GijimaAST, an

independent South African consulting company. The results were audited by Minxcon. Scott Wilson RPA concurs that the database is adequate and the methodology is appropriate for the type of mineralization. The mineral resources contained in the tailings dams are summarized in Table 17-2.

TABLE 17-2 MINERAL RESOURCES - TAILINGS DAMS
First Uranium Corporation - Buffelsfontein Project

	Tonnes (t 000's)	Gold Grade (g/t)	U_3O_8 Grade (%)	Cont. Gold (oz 000's)	Cont. U_3O_8 (lb 000's)
Measured					
Buffels 2	23,700	0.40	0.0087	301	4,544
Buffels 3	29,400	0.35	0.0103	335	6,674
Buffels 4	16,380	0.38	0.0102	202	3,682
Sub-Tot Meas	**69,480**	**0.38**	**0.0097**	**838**	**14,901**
Indicated					
Buffels 5	45,584	0.21	0.0062	306	6,229
Harties 1	92,576	0.32	0.0061	941	12,446
Harties 2	35,640	0.31	0.0058	354	4,556
Harties 5	23,133	0.31	0.0053	228	2,702
Harties 6	14,604	0.22	0.0059	105	1,899
MWS No. 2	2,600	0.45	0.0080	38	458
MWS No. 4 Below 12m	14,423	0.29	0.0140	134	4,450
Sub-Tot Indic	**228,560**	**0.29**	**0.0065**	**2,106**	**32,741**
Total Meas + Indic	**298,040**	**0.31**	**0.0073**	**2,944**	**47,642**
Inferred					
Harties 7	1,740	0.54	0.0243	30	932
Harties - Flanagan	43	0.80	0.0229	1	22
Harties - Ellaton	1,500	0.52	0.0087	25	288
Harties - NKGE	680	0.41	0.0158	9	237
MWS No. 5	60,700	0.29	0.0093	566	12,442
Total Inferred	**64,663**	**0.30**	**0.0098**	**631**	**13,920**

Notes:

1. CIM definitions were followed for mineral resources.
2. A zero grade cut-off grade was used.
3. Rows and columns may not add exactly due to rounding.
4. Preliminary metallurgical test results indicate that recoveries will be approximately 27% for uranium and 68% for gold.
5. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
6. The MWS mineral resource estimate assumes the completion of the MWS acquisition by First Uranium.
7. Harties-Flanagan, Harties-Ellaton, and Harties-NKGE are proposed to acquired by First Uranium from BGM pursuant to an amendment to the Buffelsfontein Tailings Rights Agreement

DATABASE

The database for the estimation of the mineral resources in the Buffelsfontein 2-5 and Harties 1,2,5,6, and 7 dams comprised 1,119 auger drill samples collected from 52 holes, spaced irregularly but nominally 50 m apart.

The database for the MWS No. 4 Dam comprised approximately 750 samples from 46 auger holes drilled on a 120 m by 120 m grid. The MWS No. 5 Dam mineral resource estimate is based on approximately 540 samples from 54 auger holes drilled on a 150 m by 150 m grid.

Three other small dams, i.e., Flanagan, Ellaton, and NKGE, have been classified as inferred mineral resources. The tonnages were based on surveys and the grades were based on a combination of auger drilling and historical production records.

METHODOLOGY

Fisher estimated the average grade of the Buffelsfontein 2-5 and Harties 1,2,5,6, and 7 dams by calculating the unweighted mean grade of all the drill samples in the dam. They tested the concept of using the unweighted mean with the Central Limit Theorum that states that "if a random sample is drawn from any population, the sampling mean is approximately normal for a sufficiently large sample size. The larger the sample size, the more closely the sampling distribution of the means will resemble a normal distribution." "If the population is normal then the distribution of the means will be normal for all sample sizes".

Minxcon contracted Geological & Geostatistical Services (GGS) to investigate the applicability of the theorem in one of the dams, i.e., Buffels 5. GGS noted the auger holes were not spaced an equal distance apart and that some holes did not reach the bottom of the dam, thereby possibly causing a clustering issue. GGS declustered the data by separating the surface area into approximately equal area polygons and into 1.5 m vertical slices. They examined the population distribution of the resultant blocks compared to the raw data and found no significant difference in the mean Au and U_3O_8

grades and concluded that the Central Limit Theorum was an acceptable approximation to use.

Regarding the MWS No. 4 Dam mineral resource estimate, GijimaAST prepared histograms of the Au and U_3O_8 assays and found there were two distinct populations. The population of the material below the 12 m depth in the dam was clearly higher grade than the upper 12 m of material. Subsequent stages in the estimation process dealt with the two zones separately. Assay data were composited over 0.2 m lengths as some of the original samples were of varying lengths. No meaningful variography could be established, therefore, the principal search direction was horizontal as it corresponded with the dumping direction. Ordinary kriging was used as the grade estimation method. The MWS No. 4 Dam mineral resources were reviewed by Daan van Heerden, Minxcon, a Competent Person as defined by SAMREC. Based on Minxcon's review, the MWS No. 4 Dam material was classified as indicated mineral resources. Scott Wilson RPA concurs with the opinion.

A similar methodology was employed for the MWS No. 5 Dam except the population was separated at the 9 m depth. The supporting geostatistical report from GijimaAST was not available. Minxcon reviewed the data and remodelled the MWS No. 5 Dam resource estimate based on classical statistics. Scott Wilson RPA agrees with the Minxcon approach.

CLASSIFICATION

Regarding classification of the Buffelsfontein 2-5 and Harties 1, 2, 5, 6, and 7 dams, using the Central Limit Theorum, briefly described in the previous sub-item, Fisher determined confidence limits for each tailings dam. Measured resources included tailings dams where the grade was determined with less than 10% error at the 90% confidence limit. Indicated resources included tailings dams where the error was between 10% and 20% at the 90% confidence limit. Harties 7 dam had only 28 samples and was classified as inferred mineral resources as the distribution of the grades did not demonstrate normal statistical tendencies. Two additional dams were not sampled.

The MWS No. 4 Dam material below the 12 m depth was classified as indicated mineral resources based on the data density and verification by the April 2007 drilling program. The MWS No. 4 Dam above the 12 depth was not considered as a mineral resource as, based on the combined Au and U_3O_8 grade, the material does not present a reasonable expectation of being exploited economically. The MWS No. 5 Dam mineralization is considered a mineral resource, however, as the entire dam cannot be drilled and verified, due to the surface water, the material has been classified as inferred mineral resources.

Three other small dams, i.e., Flanagan, Ellaton, and NKGE, have been classified as inferred mineral resources. The tonnages were based on surveys and the grades were based on a combination of auger drilling and historical production records.

MINERAL RESERVES

There are currently no mineral reserves as defined by NI43-101. First Uranium plans to upgrade the inferred mineral resources to at least indicated mineral resources by conducting additional verification drilling. First Uranium also plans to conduct further metallurgical testwork and capital and operating cost estimates to pre-feasibility accuracy and thereby convert the measured and indicated mineral resources to proven and probable mineral reserves. The estimated date for completion of the foregoing work is the end of July 2007.

18 OTHER RELEVANT DATA AND INFORMATION

With the increase in the price of uranium, an opportunity was identified in the BGM Underground Mine tailings where gold and uranium ore has only been processed for the recovery of gold over a period of years and uranium has been directed to tailings. The Buffelsfontein Project will start with gold production from reprocessed tailings on the MWS and Buffelsfontein sites using the existing MWS gold recovery plant. Assuming the completion of the MWS acquisition, the MWS plant will be modified, expanded and augmented with a uranium recovery plant. The operation will then expand to be a tailings recovery/reprocessing operation recovering gold and uranium from the existing tailings dams. The uranium plant tonnage will consist 90% of material from tailings dams being reprocessed and 10% from the operating BGM gold plant tailings.

The existing tailings dams will be recovered using hydraulic cannons and delivered to the treatment plant by pipeline. Additionally, a uranium flotation concentrate will be generated from the BGM plant tailings and brought to the Project by pipeline for uranium recovery before being sent to tailings impoundments. The BGM Underground Mine material will account for 10% of the uranium circuit feed tonnage and 12% of the uranium feed. The gold in the BGM Underground Mine material accounts for approximately 1.7% of the Project gold feed. The combined slurries will be processed for the recovery of uranium into yellowcake and gold into doré.

The Project is planned to start as the 600,000 tpm gold recovery operation (the existing MWS plant) and expand over a three year period to where it will recover 1.8 million tpm of tailings and will produce gold and uranium. The Project has a forecast life of 16 years. With the purchase of MWS, the Project will be producing gold immediately and the construction will be done at the MWS site rather than on the BGM site as previously proposed.

The life of mine plan excludes approximately 60 million tonnes of inferred mineral resources in the MWS No. 5 dam. First Uranium plans to undertake the necessary drilling, metallurgical studies, and economic analyses to upgrade the resource classification, thereby possibly extending the life of the Buffelsfontein Project by approximately three years.

The tailings slurry from the tailings dam recovery will be processed by floating a uranium concentrate containing the uranium to be recovered and then cyanide leaching of the flotation tails for gold recovery. The uranium will be recovered by pressure leaching followed by precipitation. Finally, the uranium process residues will be neutralized and leached with cyanide for recovery of gold. The acid leaching of the uranium also frees additional gold for subsequent recovery by cyanidation.

Tailings from the process will initially be deposited in the existing permitted MWS tailings dam and then into a new tailings dam that will be built with final slopes appropriate for final closure. In this manner, the Project is planned to achieve two objectives:

- Recovery of uranium and gold.
- Resloping of tailings dams for final closure.

MINING OPERATIONS

The tailings will be recovered using high pressure water cannons with 4 inch and 6 inch nozzles. The pulp will be screened to remove trash and coarse material at the dam. The screened slurry will then be pumped to the plant. Most of the water required for the process will be used at this stage.

This type of recovery operation is not uncommon. The ERGO project of AngloGold Ashanti Limited operated for 25 years recovering gold and uranium from tailings dams. Immediately adjacent to the Buffelsfontein property is the operation which First Uranium has purchased where Chemwes is operating a 20,000 tpd tailings recovery plant for the

production of gold from tailings dams. The photo in Figure 18-1 illustrates a typical tailings recovery operation.

All of the resources of the combined MWS/Buffelsfontein Project will be recovered and processed except for the MWS No. 4 and MWS No. 5 dams. In the MWS No. 4 dam, the upper 12 m of the dam has been sampled and identified as having too low a grade for recovery and treatment. Therefore, on this dam the plan is to remove the top 12 m hydraulically and move the material to a tailings storage area. The bottom portion of the dam will then be available for recovery and treatment. The MWS No. 5 dam is a large lower grade inferred resource which is not included in the current mining plan but was examined to determine its potential impact on the project economics.

The production for each of the tailings dams is assumed to be the same as the resource grade, except for the MWS No. 4 dam where the top will be removed as waste before processing the balance of the resource. In this case the production grade was reduced by assuming that there will be 10% dilution by material from the lower grade upper portion of the pile and 90% extraction of the lower portion of the dam.


Top cut bench
15m bench height
Undercut bench
Crawler mounted water cannon producing 10000 tonnes per day
May 2007
Photo courtesy of Anglo Gold.

An August 2006 site visit to the operating tailings recovery area of the Chemwes operation highlighted several of the planning considerations such as:

- Planning for recovery incorporating the ground contours to reduce the need for pump stations between the recovery area and the main screen/pump station.

- Planning for the recovery of the final ribs of material that are used for access while recovering tailings.

- The difficulty in maintaining full production at the end of the Project life.

Assuming the completion of the purchase of MWS and the retention of the experienced operating staff, the Buffelsfontein Project will benefit from the exposure of the MWS staff to problems encountered since commencement of their operations. Some of the items noted by MWS are:

- The presence of a non-repulpable layer of very fine underground slimes ("bota") was encountered in May 2003.
- A thick layer of vegetation in the valley area choked the reclamation screens.
- Roots and reeds from evaporation dam material choked the reclamation screens.
- Long, deep and narrow gullies led to production problems.
- Long gullies give flexibility to the Mining Plan.
- Planned face heights were 10 m (max) to 6 m (min), but actual face heights have been 15 m to 10 m.
- High grade calcine production has interfered with floor cleaning operations.
- There were low densities encountered during the No.3 floor cleaning.
- High pH conditions were encountered when material from the No.3 footprint was slurried. A lime addition system was required and installed.
- There was a large void created from the first cut. Catchment paddocks have had to be constructed.

These problems did not stop the MWS operation and the experience gained by MWS will be utilized in the Project. The Project production schedule may also be revised as further experience is gained, so that the feed is a mixture of material from large dams coupled with material from smaller dams and from final clean up at the base of each dam.

The preproduction work for recovery of the Buffelsfontein tailings involves the setup and installation of piping to feed the MWS plant to augment production from the MWS dams with material from the Buffelsfontein dams. The production schedule for the proposed Project is shown in Table 18-1. The LOM plan covers a 16-year production life. The production schedule commences in the larger higher grade tailings dams and generally moves to lower grade smaller dams over time.

The production schedule includes 302 million tonnes. First Uranium notes that gold values have been encountered in the soil immediately below the base of the tailings, however, this material has not been included in the resource estimate. Recovery at the base of the tailings will be carried out with a small monitor to ensure complete recovery of material.

As the tailings are located in 15 separate dams, there will be a number of moves and setups. In fact, in years 3 to 6, the recovery operations will be from four, two, two and three sources, respectively. This may incur additional costs for the setup and teardown of the recovery equipment at each location. It will not be practical to simply reuse all the materials as the production forecast remains constant despite the multiple mill feed locations in a number of years.

The preproduction phase for the mining is relatively short and will include the installation of piping to the plant, collection ditches, water pumping areas, and a screening plant in the area to be reclaimed.

Power is available in the area as this is an industrial area with power lines feeding the various mines and mills. There is an existing network of roads in the area.

The main mine equipment consists of slurry and water piping and cannons for hydraulic mining of the tailings.

In addition to the recovered tailings, there is a tailings stream from the BGM Underground Mine gold plant that will be taken to the tailings recovery plant and treated for the recovery of uranium and gold. The BGM Underground Mine operates at about 90,000 tpm from a number of shafts. The ore is leached for gold recovery, but there is no longer a uranium recovery circuit at the facility. Therefore, the uranium goes to tails. Over the Project life, the BGM plant is planned to produce some 18 million tonnes of tailings (Minxcon). From these tailings the Project will generate 3.4 million tonnes of flotation concentrates to be combined with the flotation concentrate from the slimes and treated for uranium recovery.

The mineral resources of the BGM Underground Mine have been audited by Minxcon and that audit confirmed the presence of uranium in the mill feed. The mine life exceeds that of the planned tailings recovery operation, so there should be a steady stream of feed from that source.

Scott Wilson RPA recommends that First Uranium focus on expediting the construction of the pipeline from the Buffelsfontein dams to the MWS plant site to add extra feed sources as the MWS No. 2 resource is diminishing.

Scott Wilson RPA recommends that First Uranium review the production schedule with more consideration given to the problems of maintaining a high production rate from some of the smaller feed sources.

TABLE 18-1 BUFFELSFONTEIN PRODUCTION SCHEDULE (M TPA)

First Uranium Corporation - Buffelsfontein Project

	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Yr 11	Yr 12	Yr 13
Chemwes 2	2.6	-	-	-	-	-	-	-	-	-	-	-	-
Buffels 2	3.4	9.5	10.8	-	-	-	-	-	-	-	-	-	-
ellaton 1	-	-	1.5	-	-	-	-	-	-	-	-	-	-
Harties 7	-	-	1.7	-	-	-	-	-	-	-	-	-	-
Buffels 4	-	-	3.4	13.0	-	-	-	-	-	-	-	-	-
Flanagan 1	-	-	-	0.0	-	-	-	-	-	-	-	-	-
MWS 4	-	-	-	8.6	5.8	-	-	-	-	-	-	-	-
Buffels 3	-	-	-	-	15.8	13.6	-	-	-	-	-	-	-
NKGE	-	-	-	-	-	0.7	-	-	-	-	-	-	-
Harties 1	-	-	-	-	-	7.3	21.6	21.6	21.6	20.5	-	-	-
Harties 2	-	-	-	-	-	-	-	-	-	1.1	21.6	12.9	-
Harties 5	-	-	-	-	-	-	-	-	-	-	-	8.7	14.5
Harties 6	-	-	-	-	-	-	-	-	-	-	-	-	7.1
Buffels 5	-	-	-	-	-	-	-	-	-	-	-	-	-
Tonnes Reclaimed	6.04	9.50	17.40	21.60	21.60	21.60	21.60	21.6	21.6	21.6	21.6	21.6	21.6
Au g/t	0.42	0.40	0.42	0.35	0.34	0.34	0.32	0.32	0.32	0.32	0.31	0.31	0.28
U3O8 gpt	93	87	120	111	109	89	61	61	61	61	58	56	55
Flot Conc to U Leach		0.60	1.74	2.16	2.16	2.16	2.16	2.16	2.16	2.16	2.16	2.16	2.16
U/G U Conc	0.0	0.10	0.24	0.24	0.24	0.24	0.24	0.24	0.24	0.24	0.24	0.24	0.24
U Leach feed		0.70	1.98	2.40	2.40	2.40	2.40	2.40	2.40	2.40	2.40	2.40	2.40

MINERAL PROCESSING

PROCESS FLOW SHEET

The proposed process is based on the preliminary test work conducted to determine the viability of the process, but not to optimize the process. Test work to confirm the design criteria continues. Initial gold recovery will be from the continued operation of the existing MWS plant which has a production record over the past three years. Engineering work will focus upon expansion of the MWS gold plant to 40,000 tpd and design and construction of a uranium recovery plant with an initial capacity of 4,400 tpd (1.6 M tpa). Both plants will subsequently be expanded to 60,000 tpd for the gold plant and 6,600 tpd for the uranium plant.

In late 2006, K'Enyuka undertook an options study to establish the optimal process plant technology and costs for the recovery of uranium. Metallicon Process Consulting (Pty) Ltd. (Metallicon) assisted K'Enyuka in aspects of the work and provided a summary of the results to First Uranium.

The study was focused on the uranium plant and considered a number of process options for leaching, solid-liquid separation, and uranium extraction. No uranium precipitation options were considered. Capital costs for the common portions of the work were determined from detailed costing of major equipment and factored cost estimates for structural, civil electrical, instrumentation, plate work, and piping. Operating costs were considered for each of the options using a number of parameters such as reagents, labour, maintenance, power, and water. The maintenance cost was calculated as a percentage of the capital cost for each option.

The options were then compared on the basis of the capital and operating costs, technical aspects, and the results of a risk analysis workshop. The risk analysis workshop focused on safety, health, environment, technical aspects, capital costs, and operating costs.

There were 10 flow sheet options generated for Buffelsfontein, essentially representing five flow sheet options with a pressure leach versus atmospheric leach for each scenario. The solid liquid separation choices were filter versus counter current decantation. Two ion exchange technologies were considered in the flow sheets and both are available in a continuous ion exchange configuration.

The NIMCIX process is a continuous ion change process which operates by transferring the uranium in the pregnant solution onto a strong base resin, through a column. The pregnant solution flows up the column fluidizing the bed and is counter current to the resin flow, and leaves as barren solution. The loaded resin in transferred via the transfer vessels, to elution columns (where the resin is eluted with 10% sulphuric acid at ambient temperature) to remove the uranium. The concentrated eluate proceeds through a screen to a storage tank on the solvent extraction plant, and eluted resin is reused in the loading column. The resin is regenerated with 4% caustic soda before being reused in the loading column.

The principle of the IONEX CIX plant, an alternative continuous ion exchange process, is exactly the same as that of the NIMCIX contactor. The difference between the two is the process required to transfer the uranium onto the strong base resin. IONEX consists of a single multi-port valve and thirty resin cells to allow for continuous adsorption and elution of the uranium, as well as regeneration, washing and scrubbing of resin. The resin cells are connected to the IONEX valve with connecting piping.

Additionally, a continuous resin-in-pulp (RIP) technology for ion exchange was considered in the event that suitable solid-liquid separation cannot be demonstrated in the Mintek test work. The RIP circuit consists of a number of stirred tanks. The resin is retained in each stage by screens, while the slurry flows or is pumped to the next stage downstream. The resin is transferred counter current to the slurry through a separate mechanism to minimize resin handling. Resin is continuously transferred from the elution circuit, through the adsorption cascade, and back to elution.

The preferred option for the Buffelsfontein operation was pressure leaching with counter current decantation and NIMCIX/solvent extraction technology. A comparison of the original option and the preferred option in terms of capital and operating costs is shown below in Table 18-2. The options were compared on the basis of a 120,000 tpm uranium processing plant. The capital and operating cost comparisons cover only those items that are common to the process options reviewed and are not the total capital or operating costs.

TABLE 18-2 SELECTED PROCESS OPTION VERSUS BASE CASE
First Uranium Corporation - Buffelsfontein Project

	Preferred Option	Base Case	Difference
		Capital Costs (R 000)	
Leach	Pressure	Atmospheric	
Belt Filters		108,471	
CCD	86,885		
Clarification		7,091	
NIMCIX	59,595		
SX	10,844	59,917	
TOTAL	157,323	175,479	**18,156**
		Operating Costs (R 000/month)	
Pressure leach	658,800		
Atmospheric leach		3,231,342	
CCD	129,360		
Filtration		45,000	
Clarification		16,170	
NIMCIX	172,953		
SX	149,224	419,690	
Labour	717,644	717,644	
Maintenance	495,851	571,500	
Power	415,200	415,200	
Water	138,000	138,000	
Total	2,877,031	5,554,546	**2,677,515**
Operating cost per tonne	**R 23.98**	**R 46.29**	

The proposed flow sheet is illustrated in Figure 18-2.


A.
Repulped
from Dam
B.
Uranium
Flotation
C.
Pressure
Leach
D.
Counter Current
Decantation
E.
Thickening
F.
Gold Residue
Uranium
Flotation
G.
Uranium Purification
IX, SX & ADU
precipitation
H.
Neutralisation
I.
Carbon In L
J.
Gold Reco
Elution, G
Smelt
Loaded
Carbon
Rege
Acidic residue
Pregnant
Liquor
Raffinate
27%
Recovery
U_3O_8
First Ur
Buff
Pro

PROCESS DESCRIPTION

A. The tailings are mined using high pressure water cannons. The slurry is screened at the reclamation site to remove tramp material and pumped to the plant.

B. The MWS plant is set up for flotation of a pyrite concentrate from the +75 micron feed, the concentrate is milled and then leached with the flotation tailings in a CIL circuit. Gold is stripped from the carbon and recovered by electrowinning and refining.

C. When the gold plant expansion and uranium plant are commissioned, the uranium will be concentrated using flotation. The test work shows that a significant amount of gold will follow the uranium. The test work shows that a higher mass pull than initially expected is required to achieve a reasonable recovery. The preliminary results of the further test work indicate that the recovery is more a result of mass pull rather than concentration. The cost of this step is included in the CIL cost but is based on a smaller tonnage.

D. The uranium concentrate will be pressure leached. This will liberate the gold and produce sulphuric acid and ferric iron required by the uranium leach. The expected sulphur grades and interim results of pressure leach tests indicate a net acid gain of ~80 kg/t. The initial mineralogical examination showed that the uranium is predominantly in brannerite. Brannerite is a more refractory uranium mineral, suggesting that the leach will need higher temperatures, time, or pressures to reach satisfactory recoveries. The diagnostic leach, as well as the further tests currently being undertaken, has indicated that the sulphides are successfully oxidized, which is paramount in terms of going forward. The uranium leach tests indicate a 90% uranium leach recovery is feasible.

E. The uranium bearing solution (pregnant solution) will be separated from the solids, and the solids washed with raffinate from the ion exchange circuit, by counter current decantation.

F. The uranium flotation tail will need to be thickened to meet the CIL relative density of 1.45.

G. The uranium from the current gold plant will be recovered by flotation. The same recovery has been used as the tailings, though historical test work has shown that better results on underground ore is possible. The current underground mine resources and mine plans indicate 90,000 tpm of underground ore at 120 g/t U_3O_8. Test work is underway to determine these recoveries. For this report, it was assumed that 20,000 tpm of concentrate grading 270 g/t U_3O_8 would be produced and sent to the First Uranium plant for processing.

H. The uranium in the pregnant liquor will be extracted using ion exchange in a series of fluidized beds using a NIMCIX column. The ion exchange resin will be eluted and the elute purified in a conventional alamine solvent extraction circuit, producing ammonium diurinate as slurry.

I The pH of the pulp will need to be raised ahead of the CIL circuit to protect the cyanide. The acidic uranium plant residue will be mixed with the uranium flotation tail. There will be some neutralization and some gold will be liberated as a result. The diagnostic leach suggests that 20.49% of the contained gold was associated with HCl digestible minerals and 1.76% was found to be associated with carbonaceous constituents. In the analysis, half of this additional gold recovery has been accounted for. The lime consumption attributed in the operating cost estimate may be lower than expected since the uranium plant used the gold plant tails to assist neutralization. This circuit can be expected to provide a similar effect.

J. The neutralized material is then fed to a CIL plant where the gold is leached with cyanide and recovered onto carbon. The diagnostic leach is the basis for the gold recovery. There are three feed routes that will differently impact on the gold recovery. Considering the individual process route recoveries and tonnages, an overall recovery of 68% is expected. CIL leach test on the uranium plant residue confirms the diagnostic leach result.

K. The carbon is then eluted, regenerated, and returned to the CIL circuit. The gold is electrowon from the eluate and melted to produce doré bullion for onward refining at the rand refinery.

L. The residue from the CIL plant is then redeposited in an impoundment that has been designed to meet the closure conditions and with acceptable side slopes. In addition, the sulphur in the tailings will be predominantly fixed as calcium sulphate and will reduce the acid drainage risk.

Gold recovery is forecast to be lower with the gold plant operating alone, as the opportunity to recover gold which is unlocked by acid leaching in the uranium dissolution process is not present.

TABLE 18-3 GOLD RECOVERY
First Uranium Corporation - Buffelsfontein Project

	% CIL Recoverable Gold			
	From Diagnostic Leach Test	Pyrite Concentrate	Uranium Flotation Concentrate	Uranium Flotation Tail
Gold available to direct cyanidation	51	51	51	51
Gold that is preg-robbed	6	6	6	6
Gold associated with HCL digestible minerals	20	20	20	10
Gold associated with HNO_3 digestible minerals	10	10		
Gold associated with carbonaceous matter	2	2	2	1
Gold associated with quartz	11			
TOTAL	**100**	**89**	**79**	**68**

RECOVERABILITY

Scott Wilson RPA notes that:

- Gold recovery is set equal to the results of the diagnostic leach and plant operations may not equal the conditions in the diagnostic leach.
- The test work to date for uranium recovery would be best characterized as indicating that there is no fatal flaw, but further testing is required to confirm the process and the size of plant required.
- Further test work is required to obtain results from samples that are representative of the total mass to be processed.

CUT-OFF GRADE CALCULATIONS

A cut-off grade calculation was prepared based upon the revised operating cost and recovery estimates. For gold alone, the cut-off grade parameters used were:

- Operating cost of $1.76 per tonne of plant feed
- Gold price of US$500/oz
- Exchange at R7.4:US$1
- Recovery of gold of 56% (based on gold recovery only)
- Cut-off = 1.76/(500/31.103)/0.56 = 0.20 g/t gold.

For uranium, there is a 12% increase in gold recovery related to recovery of gold, liberated in the uranium processing (acid leach), that was factored into the cut-off grade as a credit on the costs. For uranium, the cut-off grade factors were:

- Operating cost of $6.56/tonne of uranium flotation concentrate
- Uranium price of $40.00/lb
- Gold price of $500/oz
- Exchange at R7.4:US$1
- Additional 12% recovery of gold based on a 0.3 g/t head grade
- Mass pull of 10% of feed to uranium plant
- Gold credit = 0.12*0.3* 500/31.103 = $0.58 per tonne of feed
- Cost per feed tonne = 6.56/10 – 0.58 = $0.076
- Cut-off = 0.076/40/.27= 0.007 lb/tonne = 0.003 kg/t.

If the mass pull in the uranium flotation is increased to 20%, the uranium processing costs would double and the cut-off grade would become (6.56/5 – 0.58)/40/0.27 = 0.068 lb/t = 0.031 kg/t. At a \$50.00 per pound price for U_3O_8 there is not a significant change in the U_3O_8 cut-off grade compared to the values at \$40.00 per pound.

For tailings dams, it is unlikely that specific areas can be identified for recovery and that lower grade areas can be left behind. Therefore, lacking a considerable amount of additional drilling, the cut-off grade will have to be applied to each tailings dam as a whole. The exception to this is the MWS No. 4 dam where a higher grade section in the lower half of the dam has been identified. In this case the upper 12 m of the dam will be removed to provide access to the higher grade material in the lower portion of the dam.

MARKETS

GOLD

Gold is freely traded, at prices that are widely known, so that prospects for sale of any production are assured. Scott Wilson RPA used a gold price of $500 per ounce for the Base Case. The price of gold on April 30, 2007, closed at $680.00 per ounce.

URANIUM

Uranium is freely traded, but the number of buyers and sellers is much smaller than for gold. The uranium is expected to be sold under contract to a processor. There is a uranium processor operating in South Africa and it has in the past received concentrates from BGM. Discussions between Simmers and Nuclear Fuels Corporation of South Africa Limited (Nufcor) indicate that concentrate specifications have not changed significantly from those applicable when the plants in question last produced uranium concentrates, but there are no contracts in place. There have also been discussions with other uranium processors outside South Africa. The concentrates that will be produced are generally transported in drums from the mine to a conversion facility, and this transportation does not pose any special problems.

The world wide uranium market was approximately $5 billion in 2005, compared to the $57 billion gold market. Half of the world's mine production comes from Canada (28%) and Australia (22%). South Africa currently accounts for only 1.8% of the total production. World production of uranium in 2005 was 91,700 M lb (41,609 Kt). The top six uranium producers yield 77% of the world production.

The most common commercial use for uranium is fuel for nuclear power plants. The demand for uranium is directly proportional to the level of electricity generated by nuclear power plants, which in turn is driven by the future global consumption of electricity. According to the Energy Information Administration's International Energy Outlook 2006 (base case), world net energy consumption will more than double before 2030. There are 442 operable, commercial nuclear power plants that currently supply approximately 16% of the world's electricity production. There are another 28 plants under construction, 62 planned, and 160 proposed. The World Nuclear Association (base case) projects that reactor related demand will increase by more than 65% by 2030, up to 110,776 tonnes of required uranium.

In 2005, the uranium consumption exceeded mine supply by approximately 36%. The deficit is filled from secondary sources including reprocessed spent fuel, government

and civilian stockpiles, and the conversion of highly enriched uranium from nuclear weapons. These secondary supplies accounted for 46% of requirements in 2004.

According to the pricing information published by Ux Consulting Company, from relative highs of more than $40/lb in the late 1970s, U_3O_8 prices have dipped dramatically reaching a low of $7/lb at the end of 2000. Since then price levels have more than recovered, surpassing the previous historical high to reach $60.00/lb on November 7, 2006.

There is currently no regulated commodity market underwritten by a market maker for the various components of nuclear fuel. Utilities typically purchase uranium pursuant to contracts with producers on either a medium (less than five years) or long term basis, with the delivery of the uranium generally commencing two to three years after the date of the contract. Pricing formulas are complicated and generally remain confidential and undisclosed to the public.

Utilities may also purchase uranium through spot and near term purchases from traders and producers. Demand in the spot market was approximately 27 millions pounds of U_3O_8 in 2005. Utilities usually buy fuel through contracts with various supplies at each stage of the uranium processing stages. Depending upon the stage at which the uranium is purchased, the utility will be responsible for any remaining processing.

Scott Wilson RPA used a U_3O_8 price of $50.00 per pound for the base case analysis. On April 23, 2007, the price of U_3O_8 as published by Ux Consulting was $113.00/lb.

CURRENCY

Scott Wilson RPA used a currency exchange rate of R:US$ = 7.4:1 for the base case economic analysis. On April 30, 2007, the exchange rate for R:US$ was 7.03:1 as published by the Bank of Canada.

CONTRACTS

At the time of the Scott Wilson RPA review, there were no contracts in place for mining, concentrating, smelting and refining, transportation and handling or sales. There are a number of contracts to be finalized before First Uranium could start production activities. These include:

- Closing of the MWS purchase agreement.
- Management agreement with Simmers.
- Negotiation of rates for gold processing for Simmers.
- A tentative sales agreement for uranium. First Uranium has meetings related to uranium sales planned for the near future.
- A labour contract will be necessary for the work force.

ENVIRONMENTAL CONSIDERATIONS

The permits required for mining operation are:

- Mining Right from the South African Department of Minerals and Energy (DME)
- Water Licence from the South African Department of Water Affairs and Forestry
- Certificate of Registration (CoR) for uranium processing from the South African National Nuclear Regulator

As noted above, BGM has an old order mining right to mine the area occupied by the BGM Underground Mine and the Hartebeestfontein Gold Mine (ML. 4/2001). BGM Underground Mine has an Environmental Management Plan, approved in August 2002 by the DME, that includes retreatment of the tailings dams. In connection with the Buffelsfontein Conversion Application, which is being made as part of an effort to obtain and transfer to First Uranium (indirectly) the necessary mining rights in order to carry out the Project and in part in response to the requirement that BGM faces to convert its old order mining rights to new order mining rights by 2009 in line with Mineral and Petroleum Resources Development Act (Act 28 of 2002). This will require resubmission of the Environmental Management Plan. The conditions set out by the DME for this conversion are currently met by the mine.

BGM has been issued a Certificate of Registration (Ref No COR 182B001) in respect of its existing mining operations.

CURRENT TAILINGS MANAGEMENT

Tailings from the MWS plant are produced at a rate of 600,000 tpm and are deposited on the No. 5 tailings dam to the north of the N12 Highway. The current height of the tailings dam is approximately 22 metre and has a top surface area of approximately 149 ha. GCS (Pty) Ltd. (GCS) provided the following assessment of the tailings deposition strategy and the options for future deposition in their review of the MWS operations.

The rate of rise of the tailings dam is currently at 3.3 metre per year and it has been operated at a high rate of rise for the past three years. The accepted save rate of rise for gold tailings dams constructed by means of the Ring-Dike (day wall paddocks) system is between 1.8 m to 2.0 m per year.

According to Fraser Alexander, the tailings dam can be safely operated for the remaining life of the MWS re-mining operations and should then be decommissioned for a period to allow the phreatic surface to normalize.

The following upgrades were done to the Tailings Storage Facility (TSF) in 2003 prior to the tailings deposition from MWS:

- A floating penstock was installed and the old penstock line was sealed, and
- The existing tailings ring feed was upgraded.

The TSF was constructed over an area underlain by very shallow dolomite (soil cover estimated to be between 0 m and 2 m) and no underdrains were installed. High volumes of groundwater seepage are visible on surface at the south and southeast of the TSF between the toe of the TSF and the evaporation dam. The seepage is diverted in a canal towards the Koekemoerspruit.

It is the opinion of GCS, from experience in the area, that the main source of the seepage is the TSF and that the evaporation dam also contributes towards the seepage. The seepage point is at the topographical low of the TSF and also in the area where the supernatant pool is located. The tailings dam has been operated at a high rate of rise that prevents the tailings to consolidate optimally, i.e., increases interstitial water volumes and seepage potential. The thin soil layer overlaying the dolomite rock acts as a preferential flow path in the horizontal direction.

The return water from the TSF is normally diverted directly to the monitoring operation. The option exists to divert return water to the evaporation dam. The water volume returned from the TSF to the process is approximately 20% of the slurry water deposited on the TSF. With better monitoring and management, the return water volume could definitely be increased.

Fraser Alexander supplied GCS with freeboard and piezometer data for the month of May 2006. The freeboard appears to be within the legal requirements. There are seven lines of two piezometers and all the readings for May 2006 show that the piezometers are dry. Additional piezometers should be installed in the basin at each line and also in the area where the groundwater seepage occurs to allow for closer monitoring of the phreatic surface in the TSF.

More data is required to look at trends of the phreatic surface. No stability assessment is available for the tailings dam and it is recommended that the stability be verified to minimize risk of failure at the current deposition rate.

GCS recommends that a new area should be developed for tailings disposal in future for the First Uranium re-mining project. The MWS No. 5 tailings dam can be operated at a lower rate of rise once the stability has been confirmed.

FUTURE TAILINGS MANAGEMENT

The most recent tailings management reviews were based upon the planned re-mining of some 200 million tonnes of tailings from the existing Harties and Buffels tailings dams for the extraction of uranium and gold. This was based on operations at rates of 600 tpm to 1,200 tpm. At 1.2 million tpm, an estimated top surface area of 515 ha and a footprint area of 586 ha is required for a final rate of rise of 2 m/year and overall side slopes of 1:3 (v:h). The current plan is to grow to 1.8 tpm, so that an even larger surface area will be required.

Four areas were considered by CGS for Simmers in the development of TSF options for the re-mining project. Neither First Uranium nor Simmers owns any of the properties considered. The areas are listed below and shown in Figure 18-3:

- The area north of the N12 national road, in vicinity of the existing MWS TSF (Referred to as "AREA A").
- Area northwest of the Harties TSF (Referred to as "AREA B").
- Area southwest of the Harties TSF (Referred to as "AREA C").
- Area southeast of the Harties TSF (Referred to as "AREA D").



A
B
C
D
Legend:
Existing Tailings Dams
Proposed New 330,000 t/mth Dams
Proposed New 600,000 t/mth Dams
Proposed New 390,000 t/mth Dams
Proposed New Return Water Dams
0 1 2 3 4 5
Kilometres
May 2007
Source: GCS (PTY) Ltd., 2006.
First Ur
Buff
New Ta
Re

CGS undertook a review of the sites in terms of bedrock geology, structural geology, geohydrology, groundwater flow and site specific conditions. GCS then completed a site specific assessment. From this work GCS concluded

Area A

- There is adequate airspace available for deposition of 1.2 million tpm tailings for the proposed life of the Project.
- The Pilanes dyke is running to the east of tailings dam No. 5. The dyke was mapped from underground mining and the existence on surface will have to be confirmed.
- The surrounding area has been disturbed by historical tailings deposition.

Area B

- The estimated available footprint area for tailings disposal is 560 ha, which is less than the anticipated 586 ha required for deposition of 1.2 million tpm tailings for the proposed life of project.
- This area can only accommodate a new TSF for 600,000 tpm or less.
- A combination of TSFs can be constructed in areas B, C and D.
- This area seems to be an ideal site in terms of structural geology and impacts on groundwater and surface water resources.

Area C

- The estimated available footprint area for tailings disposal is 350 ha, which is less than the anticipated 586 ha required for deposition of 1.2 million tpm tailings for the proposed life of the Project.
- This area can only accommodate a new TSF for 330,000 tpm or less.
- A combination of TSFs can be constructed in areas B, C and D.
- This area seems to be an ideal site in terms of structural geology and impacts on groundwater and surface water resources.

Area D

- The estimated available footprint area for tailings disposal is 415 ha, which is less than the anticipated 586 ha required for deposition of 1.2 million tpm tailings for the proposed life of the Project.
- This area can accommodate a new TSF for 930,000 tpm, 600,000 tpm, 330,000 tpm or less.
- A combination of TSFs can be constructed in area B, C and D.
- Shallow dolomitic bedrock occurs in this area.
- Possible fault system runs to the east of the area.

- Area slopes east towards the Koekemoer Spruit and surface water impacts will have to be minimized through proper design and consultation with DWAF.

There appears to be sufficient space in the Project area for the deposition of tailings at a rate of 1.8 million tpm but the deposition is likely to involve the use of a number of areas to avoid very high rates of rise of the impoundments. Scott Wilson RPA notes that the work to date on the selection and development of tailings deposition areas is preliminary and that more detailed site assessment is required along with selection and acquisition of the best areas followed by permitting of the necessary TSF.

RECLAMATION COSTS AND FUNDING

Under the Buffelsfontein Tailings and Rights Agreement with BGM, First Uranium will be responsible for the reclamation costs for the surface areas of the BGM operation. BGM has not generated a complete review of the cost of the surface reclamation and First Uranium has included a reclamation cost allowance of approximately $675,000 per year but should confirm that this sum is in fact sufficient.

The Chemwes Rehabilitation Trust has been established in terms of the guidelines given in Government Gazette No. 24134 of December 6, 2002. The trust is between the company as the founder and the beneficiary as Chemwes. The documentation for the trust is all in place and three trustees have been appointed.

An amount of approximately $1.4 million is in place, but this is less than the estimated rehabilitation obligation of approximately $4.9 million, details of which will be found in the rehabilitation report prepared by GCS. Furthermore, the salvage value of the MWS plant has been estimated by K'Enyuka for GCS as $6.2 million. The DME has agreed to the shortfall being funded over a two year period. However, ongoing rehabilitation is being paid out of working costs, so that the shortfall is diminishing month by month. The net impact of the closure costs is estimated to be a cash contribution over the next two years of $3.5 million to bring the trust up to $5 million. Then, at the end of the mine life, there would be an expenditure of $5 million for closure offset by funds from the trust and revenue of $6.2 million for salvage value.

The closure plan has been approved by the DME and is progressing well with the majority of the Chemwes/MWS freehold being rehabilitated. The outstanding areas are the plant, tailings dams, shaft area, and married quarters. Work is in progress on all of these areas at the moment.

TAXES

Company taxes under South African legislation are 29% of profits after consideration of the tax shields of unredeemed capital and assessed losses. Scott Wilson RPA has included these taxes in the economic analysis. The taxation assumptions were developed by Simmers and First Uranium.

Proposed mining royalties of 1.5% on yellowcake, and 1.5% on refined gold, which could come into effect in 2009, have not been included in the cash flow analysis. The proposed royalties would be tax deductible. Scott Wilson RPA has been advised that:

- There is no schedule of implementation.
- Industry is lobbying to change from a net smelter royalty to a net profits royalty.
- Discussions around the application of the royalties have included consideration of tax changes as well.

The new order mining rights do include a provision for the application of royalties if imposed at some future date by the Government.

There is a 1% net smelter royalty on all gold production from the Buffelsfontein site payable to Aberdeen. This royalty is included in the economic analysis and is applied to all gold production from the operation including gold produced from the MWS tailings reprocessing.

CAPITAL AND OPERATING COST ESTIMATES

PREPRODUCTION CAPITAL

The capital cost estimates for Buffelsfontein tailings recovery are in large part based on order of magnitude estimates and scaled order of magnitude estimates. The capital costs estimate is summarized in Table 18-4.

Fraser Alexander Tailings, the contractor reclaiming tailings at the adjacent Chemwes Operation, provided a quotation for the recovery of the Buffelsfontein No. 2 tailings dam at a rate of 250,000 tpm. The capital cost for this operation was estimated to be $865,000 for the recovery works. Given that the planned operation is eight times larger and the capital allowance is 11 times larger, the capital cost is considered appropriate. As the Project advances, however, a more detailed cost schedule and estimate will be required including consideration of the different setups for the nine separate dams.

The previous gold plant cost estimate was scaled from a smaller gold plant cost estimate. The previous capital cost was estimated to be $62.2 million for a 60,000 tpd plant. With the acquisition of the MWS plant, the capital cost for the gold plant has been reduced to $43.2 million as the existing plant will be used and has a capacity of 20,000 tpd. A contingency of 20% was used in addition to this capital cost.

The $52.3 million estimate by K'Enyuka for the 200,000 tpm uranium plant is a scaled estimate from an order of magnitude estimate. K'Enyuka appears to have used a scaling factor of 1.62 for the doubling of the plant size, which compares to a factor of 1.52 using the 6/10s rule. Based on the K'Enyuka estimate of $36.4 million (before contingency), the estimated capital cost for the 200,000 tpm uranium plant was $59.1 million. For this analysis, a capital cost of $59.1 million plus $11.8 million in contingency (20%) has been used.

There are additional capital allowances of $8.1 million for the new tailings storage facility and $1.6 million in ongoing capital needs identified by MWS. A 20% contingency was added to the capital in the economic analysis.

Capital cost allowances for the reclamation trust fund were included for years 1 and 2 and then a salvage value was recovered in the final site reclamation.

The preproduction capital will be expended over a period of just over two years. An estimate of the spending by quarters is included below in Figure 18-4. Years are taken as ending in March of each year such that Q4 2007 ends at March 31, 2008.

TABLE 18-4 CAPITAL EXPENDITURE FORECAST
First Uranium Corporation - Buffelsfontein Project

		2007	2008	2009	Total
Monitor Stations & Pipelines		3.6	3.6	3.6	10.9
Gold Plant		8.1	21.6	13.5	43.2
New tailings dam		4.1	4.1	-	8.1
Uranium plant		13.1	33.8	12.2	59.1
Subtotal		28.9	63.1	29.3	121.4
MWS plant capex		1.6	-	-	1.6
Reclamation Fund		1.7	1.7		3.4
Total		32.2	64.8	29.3	126.4
Contingency	20%	6.1	12.6	5.9	24.6
Grand Total		**38.3**	**77.4**	**35.2**	**151.0**

FIGURE 18-4 CAPITAL SPENDING BY QUARTER


Capital Spending ($ millions)
25
20
15
10
5
0
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09
Q3 09
Q4 09
Date

Based upon the process options study by K'Enyuka and Metallicon in early 2007, there were some minor capital cost reductions envisioned with the proposed pressure leach flow sheet. The potential capital savings of $2.4 million for a 120,000 tpm plant (or $3.2 million for the final design capacity of 200,000 tpm) were considered to be within

the order of the estimate and the capital costs were not amended based upon the process options study.

SUSTAINING CAPITAL

A reclamation allowance of $675,000 per year is included in the cash flow for a total of $9.5 million. With new plants, there should not be a large sustaining capital requirement. Future planning should include consideration of the cost of the setups for the different tailings areas to ensure that sufficient provisions are in place.

OPERATING COSTS

The forecast operating costs are $2.55 per tonne milled with a breakdown shown in Table 18-5. Operating costs for the gold plant were estimated from the currently operating Chemwes plant (on the Stilfontein tailings recovery). Gold plants are per tonne milled which includes all of the tonnage recovered plus the material from the BGM operation. The gold plant operating costs include a provision for the extra cost of removing the lower grade, upper portion of the MWS No. 4 dam.

TABLE 18-5 OPERATING COST FORECAST
First Uranium Corporation - Buffelsfontein Project

Gold plant (per total tonne)	1.78
Uranium plant (per tonne through uranium plant)	6.56
Rehabiltation provision (per total tonne)	0.03
Overhead and G&A (per total tonne)	0.03
Total (per total tonne)	2.55

The uranium plant operating costs were generated from 1997 operating cost data for a 50,000 tpm plant, escalated to mid-2006 costs and then scaled up to a 100,000 tpm operation. The costs were determined to be $260,000 per month plus $7.62 per tonne milled. This gives an estimated uranium plant operating cost of $1.28 for fixed costs and a total of $8.90 per tonne for the 200,000 tpm operation.

As a result of the process selection study, there was a significant operating cost reduction identified. As noted in Table 18-2, the operating costs were estimated to be reduced by $360,000 per month ($3.02/tonne of uranium plant feed) for the preferred pressure leaching option. Scott Wilson RPA recommended an additional $0.68/tonne maintenance cost allowance in light of the conditions expected in the pressure leach circuit, for a net reduction in the operating cost of $2.34/tonne. The unit costs in this section are based on the uranium processing plant feed tonnage.

MANPOWER

A manpower list has not been developed for this initial technical evaluation, however, the manpower requirements are not expected to be large when compared to an underground mining operation. The Chemwes plant employs some 90 persons in the tailings recovery and 128 in the plant for a 20,000 tpd operation. Therefore, the larger planned operation (60,000 tpd) together with the uranium plant, which is not present at Chemwes, would be expected to have in the order of 240 people at the tailings dams, 160 in the gold plant, and 100 in the uranium plant for a total of approximately 500 people.

PROJECT SCHEDULE

The Project milestones are summarized in Figure 18-5.

FIGURE 18-5 START-UP MILESTONES

First Uranium Corporation - Buffelsfontein Project


2007
2008
2009
Optimization Testwork
Final Design, Engineering & Permitting
$3 M
Rehabiltiation Trust Fund
$1.7 M
$1.7 M
Construction
MWS Plant Capital
$1.6 M
New Tailings Dam
$8.1 M
Mining Equipment & Pipelines
$3.7 M
$3.7 M
$3.6M
Gold Module 2 and Uranium Modules 1&2
$58 M
Gold & Uranium Module 3
$41.6 M
Contingency
$6.1 M
$12.6 M
$5.9 M
Production
20,000 tpd
40,000 tpd

ECONOMIC ANALYSIS

An after-tax Cash Flow Projection has been generated from the Life of Mine production schedule and capital and operating cost estimates, and is summarized in Table 18-6. A summary of the key criteria is provided below.

ECONOMIC CRITERIA

REVENUE

- Nominal initial capacity of 20,000 tpd and rising to 60,000 tpd (21.6 million tpa) of reclaimed mine tailings.
- Mill recovery of gold increasing to 68% based upon Mintek leach tests and U_3O_8 recovery of 27% based upon 30% recovery to a flotation concentrate and 90% recovery from the leach concentrate.
- Gold payment is based upon 100% payment less a refining charge of $120,000 per year plus $0.50 per ounce.
- Exchange rate US$1.00 = R7.40.
- Metal price: US$500 per ounce gold and $50.00 per pound U_3O_8.
- Revenue is recognized at the time of production.

COSTS

- Gold production will commence effective April 1, 2007, assuming the closing of the MWS purchase agreement.
- Mine life: 16 years.
- Life of Mine production plan as summarized in Table 18-1.
- Preproduction capital totals $151 million including 20% contingency.
- Salvage value of $6.2 million taken at end of mine life.
- Average operating cost over the mine life is $2.55 per tonne milled.

CASH FLOW ANALYSIS

Considering the Project on a stand-alone basis, the undiscounted after-tax cash flow totals $580 million over the mine life, and simple payback occurs at approximately 3.2 years. The LOM production is 2.1 million ounces of gold as doré and 14.7 million pounds of U_3O_8 in yellowcake.

Net Present Value (NPV) at an 8% discount rate is $295 million and the Internal Rate of Return (IRR) is 69%.

The Total Cash Cost is US$19 per ounce of gold including a credit of $359/oz for U_3O_8 revenue. The mine life capital and royalty unit cost is US$84 per ounce, for a Total Production Cost of US$103 per ounce of gold. Average annual production during operation is 128,000 ounces of gold and 922,000 pounds of U_3O_8.

Considering the production as co-products and splitting the costs in proportion to the revenue from each of products, the gold cost is $220/oz operating plus $49/oz capital for a total of $269/oz and the U_3O_8 cost is $22.05/lb operating and $4.90/lb capital for a total of $26.95/lb U_3O_8.

The economic analysis contained in this report is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserve development, production and economic forecasts on which this preliminary assessment is based will be realized.

TABLE 18-6 AFTER-TAX CASH FLOW PROJECTION

First Uranium Corporation - Buffelsfontein Project

	Year ends in :	$295	2007	March 2008	March 2009	March 2010	March 2011	March 2012	March 2013	March 2014	March 2015	March 2016	March 2017	March 2018	March 2019	March 2020	March 2021	March 2022
PRODUCTION	Tailings reclaimed	tonnes 000		6,040	9,500	17,400	21,600	21,600	21,600	21,600	21,600	21,600	21,600	21,600	21,600	21,600	21,600	21,600
	Feed grade	g/t Au		0 42	0.40	0 42	0.34	0.33	0 34	0.32	0 32	0.32	0.32	0.31	0.31	0 28	0 21	0 21
	Feed grade	g/t U3O8		64	87	114	114	111	91	61	61	61	61	58	56	55	61	62
	Uranium flot mass recovery				10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
	Uranium flot U3O8 recovery				30%	30%	30%	30%	30%	30%	30%	30%	30%	30%	30%	30%	30%	30%
	Uranium flot con from slimes	tonnes			600	1,740	2,160	2,160	2,160	2,160	2,160	2,160	2,160	2,160	2,160	2,160	2,160	2,160
	Concentrate grade	g/t U3O8			413	341	342	332	272	183	183	183	183	174	168	165	183	186
	Uranium flot con from Buffels Au plant	tonnes			100	240	240	240	240	240	240	240	240	240	240	240	240	240
		g/t U3O8			270	270	270	270	270	270	270	270	270	270	270	270	270	270
		g/t Au			0.49	0 49	0.49	0 49	0 49	0.49	0 49	0 49	0 49	0.49	0 49	0 49	0 49	0.49
	Uranium plant feed	tonnes			700	1,980	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400
		g/t U3O8			393	332	335	326	272	192	192	192	191	184	178	175	192	194
	Mill Feed	tonnes 000		6,040	9,600	17,640	21,840	21,840	21,840	21,840	21,840	21,840	21,840	21,840	21,840	21,840	21,840	21,840
	Grade	g/t Au		0 42	0.40	0.42	0.35	0.34	0.34	0.32	0.32	0.32	0 32	0.31	0.31	0.28	0.22	0.21
REVENUE	Contained Gold	oz 000		81	122	238	242	236	242	223	223	223	223	218	218	197	153	149
	Gold Recovery	68%		52.0%	58.7%	68.0%	68.0%	68.0%	68.0%	68 0%	68 0%	68 0%	68 0%	68.0%	68.0%	68 0%	68.0%	68.0%
	Recovered Gold	oz 000		42	72	162	165	160	165	152	152	152	152	148	148	134	104	101
	Gold Price	$/oz	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500
	Refining Cost	$ '000s			120	120	120	120	120	120	120	120	120	120	120	120	120	120
	Gold Revenue	$ 000,000		21.1	35.7	80.7	82 3	80.0	82.1	75 8	75 8	75 8	75.7	74.1	73 8	67 0	51.7	50 5
	U plant feed contained U	000 lbs			606	1,448	1,772	1,725	1,435	1,013	1,013	1,013	1,011	971	942	928	1,013	1,028
	U3O8 recovery	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%
	Recovered U308	000 lbs	-	-	545	1,303	1,595	1,552	1,292	912	912	912	910	874	848	835	912	925
	U3O8 price	$/lb	50.00	50 00	50 00	50.00	50 00	50 00	50.00	50.00	50.00	50 00	50 00	50 00	50.00	50 00	50 00	50 00
	Refining Cost																	
	U3O8 Revenue	$000,000		-	27.25	65.17	79.74	77.61	64.59	45.60	45.60	45 60	45.50	43 68	42.39	41.74	45.58	46.24
	Gross Revenue	$ 000,000	-	21	62.98	145.85	162 03	157.64	146.73	121.38	121.38	121.38	121.20	117.80	116 23	108 76	97.32	96.76
		$/tonne		3.5	6.6	8.3	7.4	7 2	6.7	5 6	5 6	5 6	5.5	5 4	5 3	5 0	4 5	4 4

TABLE 18-6 AFTER-TAX CASH FLOW PROJECTION

First Uranium Corporation - Buffelsfontein Project

			2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
OPERATING COSTS	Total Gold	R 000,000		98.39	144 00	255.78	324.84	297.77	277.37	277.37	277.37	277.37	277.37	277.37	277.37	277.37	277.37	277.37
	Total Uranium	R 000,000			33.98	96.12	116 51	116 51	116.51	116.51	116.51	116.51	116.51	116.51	116 51	116 51	116.51	116.51
	Total	$ 000,000		13.30	24.05	47.55	59.64	55.98	53 23	53.23	53 23	53 23	53.23	53 23	53 23	53 23	53 23	53.23
	FX R:$US		7 40	7.40	7.40	7.40	7.40	7.40	7.40	7.40	7.40	7.40	7 40	7.40	7 40	7.40	7.40	7 40
	Total	$/tonne		2.20	2.51	2.70	2.73	2.56	2.44	2.44	2.44	2 44	2.44	2.44	2.44	2.44	2 44	2 44
	Rehabilitation Provision	$ '000,000	-	-	0.68	0.68	0.68	0 68	0.68	0.68	0 68	0 68	0 68	0 68	0 68	0 68	0.68	0 68
	Corporate & Overhead	$ '000,000	-	-	0.68	0 68	0 68	0 68	0.68	0.68	0.68	0.68	0.68	0.68	0.68	0 68	0 68	0.68
	Operating Cash Flow	$ '000,000	-	7 85	37.58	96.94	101.04	100.31	92.15	66.80	66.80	66.80	66 62	63 22	61.65	54.18	42.74	42.18
CAPITAL COSTS	Mine capital	$ '000,000	-	37 30	71.22	39.05	-	-	-	-	-	-	-	-	-	-	-	-
	Reclaimation			1.70	1.70													
	Total	$ '000,000	-	39.00	72.92	39 05	-	-	-	-	-	-	-	-	-	-	-	-
	Unredeemed Capex		-	-	31.15	69.61	18.68	-	-	-	-	-	-	-	-	-	-	-
	Total Capex Allow - Tax		-	39.00	107.19	115 62	20.55	-	-	-	-	-	-	-	-	-	-	-
	Unredeemed Capex - Tax		-	31.15	69.61	18.68	-	-	-	-	-	-	-	-	-	-	-	-
	Capex Redeemed - Tax		-	7.85	37.58	96.94	20.55	-	-	-	-	-	-	-	-	-	-	-
	Profit Subject to Tax		-	-	-	-	80 49	100.31	92.15	66.80	66.80	66.80	66.62	63 22	61.65	54.18	42.74	42.18
	Tax Percentage		29%	29%	29%	29%	29%	29%	29%	29%	29%	29%	29%	29%	29%	29%	29%	29%
	Tax Payment		-	-	-	-	23.34	29 09	26.72	19.37	19.37	19.37	19 32	18.33	17.88	15.71	12.39	12.23
	Operating Profit After Tax		-	7.85	37.58	96.94	77.70	71.22	65 42	47.43	47 43	47 43	47.30	44.89	43.77	38.47	30 34	29.95
CASH FLOW	Aberdeen Royalty	1%	-	0.21	0.36	0 81	0 82	0 80	0.82	0.76	0.76	0.76	0.76	0.74	0.74	0 67	0.52	0.51
	BGM Royalty	1%	-	0.21	0.63	1 46	1.62	1.58	1.47	1.21	1.21	1.21	1 21	1.18	1.16	1.09	0.97	0.97
	State Royalty U	0%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Net Cash Flow	$ '000,000	-	(31.58)	(36.32)	55 62	75 25	68 84	63.14	45 46	45 46	45 46	45.33	42.97	41.87	36.71	28 85	28 48
	Cumulative	$ '000,000	-	(31.58)	(67.90)	(12 28)	62.97	131.81	194.95	240 41	285 87	331.33	376.66	419 63	461.50	498.20	527.06	555.53
	Total Cash Cost	$/oz		314.4	354.3	302 6	370.1	357.7	331.7	359.5	359 5	359 5	360.0	387.6	389.0	408.5	526 2	538.9
	Uranium credit			-	(380.1)	(403.3)	(483 8)	(484.1)	(392.6)	(300 4)	(300.4)	(300.4)	(300.1)	(294.1)	(288.5)	(310 8)	(439 5)	(456.7)
	Capital/Royalty Cost	$/oz		932.3	1,030 7	255.7	14.8	14 8	13.9	13.0	13.0	13.0	13.0	12.9	12.8	13 1	14 4	14.5
	Total Production Cost	$/oz		1,246 8	1,004.9	155.1	(98 9)	(111.6)	(46 9)	72.1	72.1	72.1	72.8	86.3	95.3	108.7	101.1	96 8
	IRR		69%															
		5%	$375															
		6%	$346															
		7%	$319															
		8%	$295															
		9%	$273															
		10%	$253															
First Uranium Pty Cash																		
	uranium revenue		-	-	27.25	65.17	79.74	77.61	64.59	45.60	45 60	45 60	45.50	43 68	42.39	41.74	45.58	46 24
	uranium costs		-	-	0 00	0 00	0 00	0 00	0 00	0 00	0 00	0.00	0 00	0.00	0 00	0.00	0 00	0 00
	rehab & overhead		-	-	1.35	1.35	1.35	1.35	1.35	1.35	1.35	1.35	1 35	1.35	1.35	1.35	1.35	1.35
	operating cash flow		-	-	25.90	63 82	78.39	76 25	63 24	44 25	44 25	44 25	44.15	42.32	41.03	40 39	44 23	44 89
	royalties		-	-	0 27	0 65	2 47	2 41	2 00	1.41	1.41	1 41	1 41	1.35	1.31	1.29	1 41	1 43
	capital		-	37.30	71.22	39 05	-	-	-	-	-	-	-	-	-	-	-	-
	cash flow		-	(37.30)	(45 59)	24.11	75.92	73 85	61.23	42.84	42.84	42.84	42.74	40.97	39.72	39 09	42 81	43 46
			-	(37.30)	(82.88)	(58.77)	17.15	91 00	152 23	195 07	237.91	280.74	323 48	364 46	404.18	443 27	486 08	529 54
	IRR		49%															
	NPV	5%	$325															
		8%	$242															
		10%	$200															

SENSITIVITY ANALYSIS

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities to:

- Metal prices, recovery and head grade (gold and uranium)
- Operating costs (Total Cash Cost)
- Preproduction capital costs
- Currency exchange rates

IRR sensitivity over the base case has been calculated for -30% to +30% variations, except for the U_3O_8 price that includes a ± 37.5% range. The sensitivities are shown in Figure 18-6, Tables 18-7 and 18-8. The Project is most sensitive to gold grade/price/recovery followed by the exchange rate, then uranium price/grade/recovery, then operating cost, and finally the Project is least sensitive to variations in the capital costs.

The change in the uranium price assumption, increasing from $40.00 per pound up to $50.00 per pound resulted in an increase in the IRR from 57% to 69% and increased the 8% NPV from $237 million to $295 million.

A case with the MWS No. 5 inferred resource included in the production plan but with a lower gold recovery reflecting the potential problems in some lower grade areas added almost three years to the project life, had an IRR of 68% and an 8% NPV of $335 million.

FIGURE 18-6 SENSITIVITY ANALYSIS


$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
NPV @ 8% (millions)
0.6
0.7
0.8
0.9
1
1.1
1.2
1.3
1.4
Factor of Change
Gold Price
Operating Cost
Capital Cost
Uranium Price
Exchange Rate

TABLE 18-7 SENSITIVITY ANALYSIS
First Uranium Corporation - Buffelsfontein Project

Sensitivity to Gold Price

Au Price ($/oz)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @ 10% ($ million)
350	$367	$231	$211	$193	$177	$163	$149
400	$438	$279	$256	$235	$216	$199	$184
450	$509	$327	$301	$277	$256	$236	$218
500	**$580**	**$375**	**$346**	**$319**	**$295**	**$273**	**$253**
550	$650	$423	$391	$361	$334	$309	$287
600	$722	$472	$435	$403	$373	$346	$322
650	$793	$520	$480	$445	$412	$383	$356

Sensitivity to Direct Operating Cost

Oper Cost ($/t)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @ 10% ($ million)
1.74	$742	$483	$445	$412	$381	$353	$328
1.98	$688	$447	$412	$381	$352	$326	$303
2.23	$634	$411	$379	$350	$324	$300	$278
2.48	**$580**	**$375**	**$346**	**$319**	**$295**	**$273**	**$253**
2.73	$525	$339	$313	$288	$266	$246	$228
2.98	$471	$304	$279	$257	$237	$219	$202
3.22	$417	$268	$246	$226	$209	$192	$177

Sensitivity to Capital Cost

Cap Cost ($ million)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @ 10% ($ million)
101	$608	$403	$373	$346	$322	$299	$279
116	$598	$394	$364	$337	$313	$290	$270
130	$589	$384	$355	$328	$304	$282	$261
145	**$580**	**$375**	**$346**	**$319**	**$295**	**$273**	**$253**
159	$570	$366	$337	$310	$286	$264	$244
174	$561	$357	$328	$301	$277	$255	$235
188	$552	$348	$319	$292	$268	$246	$226

Sensitivity to Uranium Price

U_3O_8 Price ($/lb)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @ 10% ($ million)
31	$385	$243	$222	$204	$187	$171	$157
38	$450	$287	$263	$242	$223	$205	$189
44	$515	$331	$305	$281	$259	$239	$221
50	**$580**	**$375**	**$346**	**$319**	**$295**	**$273**	**$253**
56	$644	$419	$387	$357	$331	$306	$284
63	$709	$464	$428	$396	$367	$340	$316
69	$775	$508	$469	$434	$403	$374	$348

Sensitivity to Exchange Rate

Exchange ZAR:US$	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @ 10% ($ million)
5.18	$303	$179	$162	$145	$131	$117	$105
5.92	$417	$261	$238	$218	$199	$182	$167
6.66	$507	$324	$298	$274	$252	$232	$214
7.40	**$580**	**$375**	**$346**	**$319**	**$295**	**$273**	**$253**
8.14	$639	$417	$385	$356	$330	$306	$284
8.88	$689	$452	$418	$387	$359	$333	$310
9.62	$731	$482	$446	$413	$383	$357	$332

TABLE 18-8 METAL PRICE/NPV MATRIX
First Uranium Corporation - Buffelsfontein Project

U_3O_8 Price ($/lb)	Gold Price ($/oz)						
	350	400	450	500	550	600	650
				NPV @ 5% (million $)			
25	$56	$103	$151	$199	$247	$295	$343
30	$91	$138	$186	$234	$282	$330	$378
40	$161	$208	$257	$305	$353	$401	$449
50	$231	$279	$327	$375	$423	$472	$520
60	$302	$350	$398	$446	$494	$542	$591
70	$372	$420	$468	$517	$565	$613	$661
80	$443	$491	$539	$587	$636	$684	$732
				NPV @ 6% (million $)			
25	$48	$92	$137	$181	$226	$271	$316
30	$80	$125	$169	$214	$259	$304	$348
40	$146	$190	$235	$280	$325	$370	$414
50	$211	$256	$301	$346	$391	$435	$480
60	$277	$322	$367	$412	$456	$501	$546
70	$343	$388	$433	$478	$522	$567	$612
80	$409	$454	$499	$544	$588	$633	$678
				NPV @ 7% (million $)			
25	$41	$82	$124	$165	$207	$249	$291
30	$71	$113	$154	$196	$238	$280	$322
40	$132	$174	$216	$257	$299	$341	$383
50	$193	$235	$277	$319	$361	$403	$445
60	$255	$297	$339	$381	$422	$464	$506
70	$316	$358	$400	$442	$484	$526	$568
80	$378	$420	$462	$504	$546	$588	$630
				NPV @ 8% (million $)			
25	$34	$73	$112	$151	$190	$229	$268
30	$62	$101	$141	$180	$219	$258	$297
40	$120	$159	$198	$237	$276	$315	$355
50	$177	$216	$256	$295	$334	$373	$412
60	$235	$274	$313	$352	$392	$431	$470
70	$292	$332	$371	$410	$449	$488	$528
80	$350	$389	$428	$468	$507	$546	$585
				NPV @ 9% (million $)			
25	$28	$64	$101	$138	$174	$211	$248
30	$55	$91	$128	$165	$201	$238	$275
40	$109	$145	$182	$219	$255	$292	$329
50	$163	$199	$236	$273	$309	$346	$383
60	$217	$253	$290	$327	$363	$400	$437
70	$271	$307	$344	$381	$418	$454	$491
80	$325	$361	$398	$435	$472	$508	$545
				NPV @ 10% (million $)			
25	$22	$57	$91	$126	$160	$195	$229
30	$48	$82	$117	$151	$186	$220	$255
40	$98	$133	$167	$202	$236	$271	$305
50	$149	$184	$218	$253	$287	$322	$356
60	$200	$234	$269	$303	$338	$372	$407
70	$251	$285	$320	$354	$389	$423	$458
80	$302	$336	$370	$405	$439	$474	$508

19 INTERPRETATION AND CONCLUSIONS

Based on the Buffelsfontein site visit and review of the available data, Scott Wilson RPA offers the following interpretation and conclusions:

- The mineral resources were estimated using a methodology appropriate for the style of mineralization and in a manner consistent with CIM guidelines. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

- Assuming the closing of the MWS purchase, there will be gold production effective April 1, 2007 and the Project has the potential to become a producing gold and uranium operation with a more rapid ramp up of the production rate than previously estimated.

- The selection of pressure leaching is expected to reduce the operating costs in the uranium plant compared to the base case in the December 5, 2006 technical report.

- On a byproduct basis the Total Cash Cost is US$19 per ounce of gold including a credit of $359/oz for U_3O_8 revenue. The mine life capital and royalty unit cost is US$84 per ounce, for a Total Production Cost of US$103 per ounce of gold. Average annual production during operation is 128,000 ounces of gold and 922,000 pounds of U_3O_8.

- Considering the production as co-products and splitting the costs in proportion to the revenue from each of products, the gold cost is $220/oz operating plus $49/oz capital for a total of $269/oz and the U_3O_8 cost is $22.10/lb operating and $4.90/lb capital for a total of $27.00/lb U_3O_8.

- The Project economics are most sensitive to gold price followed by uranium price, operating costs, and capital costs.

- **The economic analysis contained in this report is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserve development, production and economic forecasts on which this preliminary assessment is based, will be realized.**

20 RECOMMENDATIONS

Scott Wilson RPA recommends that the planning for the development of the Project be advanced. The refinement of estimates in a prefeasibility study is recommended to facilitate a production decision.

The following items are recommended for consideration as part of a prefeasibility study of the Project:

- Additional test drilling to upgrade the inferred mineral resources.
- Detailed review of MWS test work and plant operating data and application of that information to the planned operations.
- More detailed metallurgical testing on material from the various feed sources and the BGM Underground Mine plant tailings. Metallurgical testing should include representative samples of the material to be mined in the initial Project years. The metallurgical testing should also be used to confirm the planned processes and flow sheet selections as well as the assumptions for gold and uranium recovery.
- Complete the detailed analysis of the tailings storage options and selection of a tailings storage area that can handle the scale of operation planned.
- Focus on expediting the construction of the pipeline from the Buffelsfontein dams to the MWS plant site to add extra feed sources as the MWS No. 2 resource is diminishing.
- Review the production schedule with more consideration given to the problems of maintaining a high production rate from some of the smaller feed sources.
- Review the opportunity of increasing the uranium recovery as the uranium price increases. The current sacrifice in recovery is a financial rather than a technical optimization.
- Gold plant expansion and uranium plant design should be advanced together with a more detailed uranium processing plant capital and operating cost estimate.
- A manpower listing with all areas of the operation included.

- The Project schedule should be re-examined and developed in more detail to ensure that critical items are not missed.

- Further work on the sales of uranium concentrate is required to remain assured that a market is available in South Africa or to determine where concentrates may have to be shipped.

- Review the rehabilitation costs to determine whether the current allowance is appropriate.

The estimated cost to complete the recommended work is shown in Table 20-1. The project capital cost estimate includes allowances for engineering work for the Project.

TABLE 20-1 RECOMMENDED WORK PROGRAM COST ESTIMATE
First Uranium Corporation - Buffelsfontein Project

Work item	Cost Estimate $US
Sampling and analysis to upgrade inferred resources	100,000
Metallurgical testing of representative samples to confirm recovery and flow sheet assumptions	300,000
Complete tailings storage facility selection	50,000
Compilation of prefeasibility study	200,000
Contingency	150,000
TOTAL	**750,000**

21 REFERENCES

Anonymous, Uranium Plant Predicted Treatment Cost at 50 kT and 100 kT per Month.

Bailey-McEwan, M. (1996): Preliminary Results of Analysis of Slurries Dams of New Klersdorp Gold Estates for Gold, Uranium and Sulphur; Internal Memo, Anglovaal Minerals.

Binns, V (2006): Uranium – A Longer Half Life, Merrill Lynch.

Ebell, M.B. (1997): Except from Internal Memo regarding resources and metallurgical testwork on NKGE, Flanagan, and Harties No. 7 Dams.

First Uranium South Africa (2006): Interim Report of the Buffelsfontein Slimes Dam Project.

First Uranium South Africa (2006): Interim report of the Buffelsfontein Slimes Dam Project.

Fisher J. (2005): Resource Classification NW Tailings Dams, Memo to Gordon Miller dated January 18, 2005.

Fraser Alexander Tailings (2006): Reclamation of the No. 2 Tailings Dam on the Buffelsfontein Tailings Complex.

Geologix (2005): Buffelsfontein Gold Mine, Resource Estimation Report 2005.

GijimaAST (2006): Stilfontein No.4 Slurries Dump Geostatistical Valuation.

Johnstone A., et al, (June 2006), Environmental Due Diligence, Closure Cost Estimates and Preliminary Sliming Strategy, Mine Waste Solutions, Stilfontein by GCS (Pty) Ltd.

K'Enyuka (2006) RSV Project 502/002, 100,000 tpm Uranium Plant, Control Budget Estimate for Simmer and Jack.

K'Enyuka (2006): 100 000 Tonne/Month Uranium Plant Order of Magnitude Estimate.

Metallicon Process Consulting (Pty) (2007): Evaluation of Buffelsfontein and Ezulwini Uranium Options Study.

Mintek (2006): Laboratory Gold and Uranium Flotation Scoping Studies on Gold Slimes Dams Materials.

Mintek (2006): Scoping Studies on the Leaching of the Buffelsfontein Concentrates.

Mintek (2007): Confirmatory Test Work on the Dump Composite, prepared for Simmer and Jack Mines Ltd.

Morgan Stanley (2005): Metals & Mining – Global Insights, p.16-19.

Odendaal & Van Heerden (2006): Buffelsfontein Gold Mine, Northwest Province, South Africa, An Independent Audit of the Mineral Resources, by Minxcon.

Odendaal & Van Heerden (2006): Buffelsfontein Gold Mine, Northwest Province, South Africa, An Independent Audit of the Mineral Reserves, by Minxcon.

Parr, C.I. (1977): Internal Memo regarding resources of Ellaton Slurries Dam, General Mining & Finance Corp. Ltd.

RSV MISYM Engineering Services (Pty) Ltd, t/a K'Enyuka (2007): Buffelsfontein and Ezulwini Uranium Options Study, Process Selection

Simmer and Jack (October 9, 2006): Consensus Equity Research Commodity and Exchange Rate Survey.

Symonds, M., (May 2005): Simmer and Jack 100,000 tpm Uranium Plant Scaling Exercise.

Van Heerden, D. (2007): Independent Report on the Mineral Resources of the First Uranium Slurries Dams located near Stilfontein, North West Province, South Africa.

22 SIGNATURE PAGE

This report titled "Technical Report Preliminary Economic Assessment of the Buffelsfontein Project, North West Province, Republic of South Africa", prepared for First Uranium Corporation, originally submitted on November 8, 2006, revised on December 5, 2006, January 31, 2007, and subsequently revised on May 22, 2007, was prepared and signed by the following authors:

(Signed & Sealed)

Dated at Toronto, Ontario
May 22, 2007

R. Dennis Bergen, P.Eng.
Associate Mining Engineer

(Signed & Sealed)

Dated at Toronto, Ontario
May 22, 2007

Wayne W. Valliant, P.Geo.
Principal Geologist

23 CERTIFICATE OF QUALIFICATIONS

R. DENNIS BERGEN

I, Raymond Dennis Bergen, P.Eng., as an author of this report entitled "Technical Report Preliminary Assessment of the Buffelsfontein Project, North West Province, Republic of South Africa", prepared for First Uranium Corporation, originally submitted on November 8, 2006, revised on December 5, 2006, January 31, 2007, and subsequently revised on May 22, 2007, do hereby certify that:

1. I am an Associate Engineer with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2. I am a graduate of the University of British Columbia, Vancouver, B.C., Canada in 1979 with a Bachelor of Applied Science degree in Mineral Engineering. I am a graduate of the British Columbia Institute Technology in Burnaby, B.C. Canada in 1972 with a Diploma in Mining Technology.

3. I am registered as a Professional Engineer in the Province of British Columbia (Reg.# 16064) and as a Licensee with the Association of professional Engineers, Geologists and Geophysicists of the Northwest Territories (Licence L1660). I have worked as an engineer for a total of 26 years since my graduation. My relevant experience for the purpose of the Technical Report is:
    - Practice as a mining engineer, production superintendent, mine manager, Vice President of Operations and a consultant in the design, operation and review of mining operations.
    - Review and report, as an employee and as a consultant, on numerous mining operations and projects around the world for due diligence and operational review related to project acquisition and technical report preparation, including:
        - Engineering and operating superintendent at the Con gold mine, a deep underground gold mine, Yellowknife, NWT, Canada
        - Contribute to the Independent Report on the Reopening of the Cantung Mine at Tungsten, NWT, Canada
        - General Manager in Charge of the Reopening of the Cantung Mine, NWT, Canada
        - Detailed diligence review of the ERG Tailings Recovery Project, Ontario, Canada
        - VP Operations in charge of the restart of the Golden Bear Mine, BC, Canada
    - Mining engineer in underground gold and base metal mines.
    - Consulting engineer working on project acquisition and project design.
    - Mine Manager at three different mines with open pit and underground operations
    - Vice President of Operations responsible for an operating gold mine, development of a feasibility study for a project in Costa Rica and project

review and evaluation related to project acquisition for numerous projects around the world including the successful acquisition of mines in Mexico and Australia and an interest in a mine in Argentina.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I visited the Buffelsfontein Project and the MWS Project on August 23 to 25, 2006 (but did not visit BGM's underground operation).

6. I am responsible preparation of Items 3 to 6, 16, and 18 and parts of Items 1, 2, 19, and 20 of the Technical Report and for the revisions to Items 1, 2, 4, 16, 18, 19 and 21 of the revised technical report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8. I am an author of a Technical Report of the same name originally submitted on November 8, 2006 and revised on December 5, 2006 and January 31, 2007. Prior to this series of reports, we had had no involvement with the property that is the subject of the Technical Report.

9. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 22nd day of May, 2007

(Signed & Sealed)

Raymond Dennis Bergen, P. Eng.

WAYNE V. VALLIANT

I, Wayne W. Valliant, P.Geo., as an author of this report entitled "Technical Report Preliminary Economic Assessment of the Buffelsfontein Project, North West Province, Republic of South Africa", prepared for First Uranium Corporation, originally submitted on November 8, 2006, revised on December 5, 2006, January 31, 2007, and subsequently revised on May 22, 2007, do hereby certify that:

1. I am a Principal Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2. I am a graduate of Carleton University, Ottawa, Ontario, Canada in 1973 with a Bachelor of Science degree in Geology.

3. I am registered as a Professional Geologist with the Association of Professional Geoscientists of Ontario (Reg.# 1175). I have worked as a geologist for a total of 33 years since my graduation. My relevant experience for the purpose of the Technical Report is:
    - Review and report as a consultant on more than thirty mining operations and projects around the world for due diligence and resource/reserve estimation
    - General Manager of Technical Services for corporation with operations and mine development projects in Canada and Latin America
    - Superintendent of Technical Services at three mines in Canada and Mexico
    - Chief Geologist at three Canadian mines, including two gold mines

4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I visited the Buffelsfontein Project on August 23 to 25, 2006, and February 21 to 22, 2007, when I also visited the BGM underground operation.

6. I am responsible for preparation of Items 7 to 15 and 17 and parts of Items 1, 2, 19, and 20 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8. I am an author of a Technical Report of the same name originally submitted on November 8, 2006 and revised on December 5, 2006 and January 31, 2007. Prior to this series of reports, we had had no involvement with the property that is the subject of the Technical Report.

9. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 22th day of May, 2007

(Signed & Sealed)

Wayne W. Valliant, P. Geo.

FIRST URANIUM CORPORATION

FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1 IDENTITY OF COMPANY

1.1 Name and Address of Company

First Uranium Corporation ("First Uranium" or "the Corporation")
155 University Avenue, Suite 1240
Toronto, ONTARIO
M5H 3B7, Canada

Registered Office Address:
1075 West Georgia Street, Suite 2100
Vancouver, British Columbia V6E 3G2.

1.2 Executive Officer

For further information about the Acquisition (as defined below) and this Report, please contact the following Officer of First Uranium:

Emma Oosthuizen, Senior Vice President & Chief Financial Officer
Tel: +27 11 830 0390

Item 2 DETAILS OF ACQUISITION

2.1 Nature of Business Acquired

First Uranium, through its wholly-owned subsidiary First Uranium (Proprietary) Limited ("FUSA"), acquired all of the issued and outstanding shares of Mine Waste Solutions (Proprietary) Limited, which includes its wholly-owned subsidiary Chemwes (Proprietary) Limited (collectively "MWS").

MWS owns and operates an existing gold mine tailings and re-processing facility adjacent to First Uranium's Buffelsfontein tailings recovery project (the "Buffelsfontein Tailings Recovery Project") in South Africa. The acquisition date was June 6, 2007.

All monetary amounts are expressed in US dollars ("$") unless otherwise stated.

2.2 Date of Acquisition

The acquisition date was June 6, 2007.

2.3 Consideration

A total consideration of $32,201,377 was paid for the MWS acquisition in the form of an issuance of 3,093,980 First Uranium common shares valued at $31,557,061 and $644,316 in cash for transaction costs.

2.4 Effect of Financial Position

The acquisition of the MWS gold plant will eliminate the necessity for building the first gold plant planned for the Buffelsfontein Tailings Recovery Project, reducing both the time and capital required to begin gold production. The Corporation commenced recording gold production and revenue from MWS from the date of acquisition on June 6, 2007.

Scott Wilson Roscoe Postle Associates Inc. prepared a preliminary economic assessment of the Buffelsfontein Tailings Recovery Project which was revised in January 2007 to incorporate the results of ongoing process selection work and to demonstrate the impact of this work on the preliminary assessment. The results of the preliminary assessment as revised are contained in a technical report dated January 31, 2007 (the "Prior Buffels Report"). The Prior Buffels Report was subsequently revised to incorporate the MWS Acquisition and included in a technical report dated May 22, 2007 (the "Revised Buffels Report"). The combination of the reduction in capital, the changes to the production schedule and the additional cash flow from re-processing the MWS tailings will increase the net present value and internal rate of return of the Buffelsfontein Tailings Recovery Project.

First Uranium's current cash and cash equivalents are sufficient to fund the currently planned capital requirements for the Corporation's existing Ezulwini Mine and Buffelsfontein Tailings Recovery Project, and for the planned MWS capital projects. As a result, no material adverse impact is foreseen on the financial position of the Corporation as result of the acquisition.

MWS's head office was located in Johannesburg, South Africa. First Uranium's head office is located in Toronto, Canada, and it also maintains an executive office in Johannesburg, South Africa. Not all of MWS's management have chosen to join the management of First Uranium's subsidiary, FUSA, in Johannesburg, South Africa and therefore First Uranium will hire additional personnel to supplement its management in Johannesburg.

2.5 Prior Valuations

None

2.6 Parties to Transaction

No informed person, associate or affiliate of First Uranium was a party to the acquisition.

2.7 Date of Report

August 20, 2007

Item 3 FINANCIAL STATEMENTS

The following financial statements are attached and included as part of this Business Acquisition Report:

1. Unaudited pro forma consolidated statements of operations of First Uranium Corporation for the year ended March 31, 2007, and three months ended June 30, 2007;
2. Unaudited interim consolidated financial statements of Mine Waste Solutions (Proprietary) Limited for the three months ended May 31, 2007 attached as Schedule "B"; and
3. Audited consolidated financial statements of Mine Waste Solutions (Proprietary) Limited for the years ended February 28, 2007 and 2006, together with KPMG Inc.'s auditor's report dated May 29, 2007, except as to Note 23 which is of August 20, 2007, attached as Schedule "C".

The following financial statements are incorporated by reference as part of this Business Acquisition Report:

1. Unaudited interim consolidated financial statements of First Uranium Corporation for the three months ended June 30, 2007.

The economic analysis in item 2.4 is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as mineral reserves. There is no certainty that the reserves development, production and economic forecasts on which this preliminary assessment is based, will be realized.

The Prior Buffels Report and Revised Buffels Report were prepared in accordance with National Instrument 43-101 by Wayne Valliant, P.Geo. and R. Dennis Bergen, P.Eng. of Scott Wilson Roscoe Postle Associates Inc. Messrs. Bergen and Valliant are each a "qualified person" under NI 43-101 and are independent of First Uranium. The technical disclosure contained in this report has been reviewed and approved by Messrs. Bergen and Valliant.

Forward-looking Information

This report and financial statements contained herein contain certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium and gold, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) actual results may differ materially from the Corporation's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (ii) the Corporation cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this Business Acquisition Report, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) approvals to transfer or grant, as the case may be, mining rights or prospecting rights will be obtained; (ii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iii) mineral resource estimates are accurate; (iv) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (v) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vi) that outstanding approvals for the completion of an acquisition, the transfer of mining rights and the approval of mining rights will be granted; (vii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Corporation and their investment in the Corporation's common shares to a sufficient level to continue to support the Corporation's compliance with 2014 BEE requirements; and (viii) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

Schedule A

Unaudited pro forma consolidated statements of operations
of
First Uranium Corporation

FIRST URANIUM CORPORATION

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)
For the year ended March 31, 2007
(in thousands of US dollars)

	FIU $000	MWS Canadian GAAP $000	Note	Pro forma adjustments $000	Note	Pro forma consolidated FIU $000
Revenue	-	**28,890**				**28,890**
				3,781	4.2	
				(625)	4.3	
Cost of sales	-	(20,370)	4.1	(494)	4.4	(17,708)
Gross profit	-	**8,520**		**2,662**		**11,182**
Other operating income	-	28		-		28
Expenditures						
General, consulting and administrative expenditures	(3,248)	(150)		-		(3,398)
Stock-based compensation	(2,460)	-		-		(2,460)
Pumping and feasibility costs	(844)	-		-		(844)
Amortization of property, plant and equipment	(14)	-		-		(14)
	(6,566)	(150)		-		(6,716)
Operating (loss) profit	**(6,566)**	**8,398**		**2,662**		**4,494**
Interest income	3,433	15		-		3,448
Interest expense	(162)	(102)		-		(264)
Foreign exchange losses	(4,612)	(728)		-		(5,340)
Net (loss) income before income taxes	**(7,907)**	**7,583**		**2,662**		**2,338**
Provision for income taxes	(21)	(1)		-		(22)
Net (loss) income for the year	**(7,928)**	**7,582**		**2,662**		**2,316**
Net (loss) earnings per share	**(0.08)**					**0.02**
Average outstanding during the year (000)	**97,522**					**100,616**

FIRST URANIUM CORPORATION

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)
For the three months ended June 30, 2007
(in thousands of US dollars)

	FIU $000	MWS Canadian GAAP $000	Note	Pro forma adjustments $000	Note	Pro forma consolidated FIU $000
Revenue	**2,183**	**6,201**		**-**		**8,384**
				759	4.2	
				(127)	4.3	
Cost of sales	(2,255)	(4,320)	4.1	(93)	4.4	(6,036)
Gross profit (loss)	**(72)**	**1,881**		**539**		**2,348**
Expenditures						
General, consulting and administrative expenditures	(2,075)	(128)		-		(2,203)
Stock-based compensation	(770)	-		-		(770)
Pumping and feasibility costs	(347)	-		-		(347)
Amortization of property, plant and equipment	(28)	-		-		(28)
	(3,220)	(128)		-		(3,348)
Operating (loss) profit	**(3,292)**	**1,753**		**539**		**(1,000)**
Interest income	4,366	34		-		4,400
Interest expense	(957)	(1)		-		(958)
Accretion expense on convertible debentures	(1,071)	-		-		(1,071)
Foreign exchange gains	6,425	-		-		6,425
Net income before income taxes	**5,471**	**1,786**		**539**		**7,796**
Provision for income taxes	-	(235)		-		(235)
Net income for the period	**5,471**	**1,551**		**539**		**7,561**
Net earnings per share	**0.04**					**0.06**
Average outstanding during the period (000)	**122,502**					**128,248**

FIRST URANIUM CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

for the year ended March 31, 2007 and three months ended June 30, 2007

1. BASIS OF PREPARATION

The unaudited pro forma consolidated statements of operations of First Uranium Corporation ("First Uranium" or the "Corporation") for the year ended March 31, 2007 and for the three months ended June 30, 2007, have been prepared by management of First Uranium in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") for illustrative purposes only, for the inclusion in the business acquisition report relating to the acquisition of Mine Waste Solutions (Proprietary) Limited ("MWS") by First Uranium on June 6, 2007.

The unaudited pro forma consolidated statements of operations have been compiled from and should be read in conjunction with the:

- Audited consolidated financial statements of First Uranium Corporation for the year ended March 31, 2007;
- Unaudited interim consolidated financial statements of First Uranium Corporation for the three months ended June 30, 2007;
- Audited consolidated financial statements of Mine Waste Solutions (Proprietary) Limited for the year ended February 28, 2007; and
- Unaudited interim consolidated financial statements of Mine Waste Solutions (Proprietary) Limited for the three months ended May 31, 2007.

It is management's opinion that these unaudited pro forma consolidated statements of operations present in all material respects, the transactions, assumptions and adjustments described in Notes 3 and 4, in accordance with Canadian GAAP. These unaudited pro forma consolidated statements of operations are not intended to reflect the results of operations of First Uranium which would have actually resulted had the transactions been effected on the dates indicated. Any potential synergies that may be realized and integration costs that may be incurred have been excluded from the unaudited pro forma financial statement information. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that might be obtained in the future.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma consolidated statements of operations are in accordance with those used in the preparation of First Uranium's audited consolidated financial statements as at and for the year ended March 31, 2007.

In preparing the unaudited pro forma consolidated financial information, a review was undertaken to identify MWS accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified after consummation and integration of the proposed acquisition.

The significant accounting policies of MWS are believed to conform in all material respects to those of First Uranium, except as noted in Note 4.

Certain elements of the MWS consolidated financial statements have been reclassified to provide a consistent format.

3. BUSINESS ACQUISITION

First Uranium, through its wholly-owned subsidiary First Uranium (Proprietary) Limited ("FUSA"), acquired MWS and its subsidiary Chemwes (Proprietary) Limited (collectively "MWS") on April 1, 2007 ("the MWS Acquisition"). The MWS Acquisition closed on June 6, 2007 (effective date of acquisition), at which point First Uranium assumed management control of MWS.

A total consideration of $32,201,377 was paid for the MWS acquisition in the form of an issuance of 3,093,980 First Uranium common shares valued at $31,557,061 based on a date of announcement price of Cdn $10.20 per share and $644,316 in cash for transaction costs.

The table below sets out the preliminary allocation of the purchase price to the assets acquired and liabilities assumed, based on preliminary estimates of fair value. Final valuations of the assets and liabilities listed below have not been completed. The future income tax assets and liabilities are not yet determinable due to the inherent complexity associated with these valuations. The purchase price allocation is only preliminary and is subject to adjustments.

The acquisition was accounted for by the purchase method of accounting and the estimated allocation of fair value to the assets acquired and liabilities assumed as at June 6, 2007 was:

	$000
Current assets	4,608
Property, plant and equipment	41,729
Asset retirement fund	1,950
Total assets acquired	**48,287**
Current liabilities	1,476
Asset retirement obligation	3,493
Lease obligations	28
Future tax liabilities	11,089
Total liabilities assumed	**16,086**
Net assets acquired	**32,201**

Current assets include cash and cash equivalents of US$1,309,519 (net of transaction costs).

Although the estimated allocation of fair value to the assets acquired and liabilities assumed is subject to changes as additional information becomes available, the final allocation is not expected to differ materially from the estimated allocation.

4. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma consolidated statements of operations give effect to the acquisition as if it had occurred on April 1, 2006, and the following:

4.1 The statements of operations of MWS includes the following adjusted to conform with Canadian GAAP:

4.1.1 Under IFRS, management assumed a residual value for the calculation of amortization of plant and equipment, whilst under Canadian GAAP, the scrap value of plant and equipment has to be taken into account. This resulted in the provision of $0.2 million additional amortization for the year ended February 28, 2007. No adjustment was necessary for the three months ended May 31, 2007.

4.1.2 Under IFRS, the environmental rehabilitation provision is re-measured using the current market interest rate at each measurement date, whilst under Canadian GAAP, the interest rate that existed when the liability was initially measured is used. The difference of discount rates used resulted in an additional provision of $0.1 million for the year ended February 28, 2007. No adjustment was necessary for the three months ended May 31, 2007.

4.2 First Uranium intends to use the MWS plant and equipment for its Buffelsfontein Tailings Recovery Project, which increases the expected total units of future production of the MWS mine by 302 million tonnes of which 114 million tonnes is planned to be processed through the current plant. The balance of the 302 million tonnes is planned to be processed through additions to the plant. These tonnages were used in the calculation of amortization on the units of production basis. The increased tonnages resulted in the amortization provided for by MWS on the current plant and equipment being reduced by $3.8 million and $0.8 million for the year ended March 31, 2007 and the three months ended June 30, 2007, respectively.

4.3 As a result of the $11.6 million increase in the fair value of plant and equipment on acquisition of MWS, additional amortization of $0.6 million and $0.1 million had to be provided for the year ended March 31, 2007 and the three months ended June 30, 2007, respectively.

4.4 As a result of the $24.2 million tailings for processing obtained on acquisition of MWS, additional amortization of $0.5 million and $0.09 million had to be provided for the year ended March 31, 2007 and the three months ended June 30, 2007, respectively.

4.5 The average currency exchange rate for the year ended February 28, 2007 between the South African Rand and US dollars was used to translate MWS's audited consolidated financial statements for the year ended February 28, 2007. This exchange rate was 6.96 Rand per US dollar. The average currency exchange rate for the three months ended May 31, 2007 between the South African Rand and US dollars was used to translate MWS's unaudited consolidated financial statements for the three months ended May 31, 2007. This exchange rate was 7.15 Rand per US dollar.

4.6 The results of the MWS operations from June 6, 2007 onward have been consolidated into the unaudited interim consolidated financial statements of First Uranium for the three months ended June 30, 2007, and therefore pro forma adjustments were only done for the period March 1, 2007 to May 31, 2007.

5. PRO FORMA EARNINGS PER SHARE

Pro forma earnings per share for the year ended March 31, 2007 and the three months ended June 30, 2007 are based on the weighted average basic number of shares outstanding of 100,616,054 and 128,248,005 respectively.

Schedule B

Unaudited interim consolidated financial statements of

Mine Waste Solutions (Proprietary) Limited
for the three months ended May 31, 2007

Mine Waste Solutions (Proprietary) Limited

Balance sheets

at May 31, 2007 and February 28, 2007

(unaudited)

	Note	**May 31, 2007**	February 28,2007
		R	R
Assets			
Non-current assets		**56,399,291**	54,227,255
Property, plant and equipment	2	**42,463,606**	42,577,731
Rehabilitation trust fund	3	**13,935,685**	11,649,524
Current assets		**30,679,136**	21,598,939
Inventories	4	**13,836,929**	11,275,342
Trade and other receivables	5	**2,882,115**	5,331,495
Amounts owing by shareholder	10	**-**	5,986
Cash and cash equivalents		**13,960,092**	4,986,116
Total assets		**87,078,427**	75,826,194
Equity and liabilities			
Share capital and reserves		**49,687,659**	38,603,116
Share capital	6	**371**	371
Share premium	6	**19,147,623**	19,147,623
Accumulated profit		**30,539,665**	19,455,122
Non-current liabilities		**26,743,036**	21,333,353
Provision for rehabilitation obligations	7	**24,962,742**	21,212,779
Deferred taxation	13	**1,677,582**	-
Long-term finance leases	9	**102,712**	120,574
Current liabilities		**10,647,732**	15,889,725
Short-term finance leases	9	**98,208**	97,306
Short-term financial liabilities	8	**-**	5,603,160
Trade payables and accrued expenses	11	**10,546,712**	10,186,447
Tax payable		**2,812**	2,812
Total equity and liabilities		**87,078,427**	75,826,194

Income statements

for the three months ended May 31, 2007 and 2006
(unaudited)

	Note	**Three months to May 31, 2007 R**	Three months to May 31, 2006 R
Revenue		**44,311,442**	54,364,564
Cost of sales		**(30,869,231)**	(31,385,219)
Gross profit		**13,442,211**	22,979,345
Administrative expenses		**(793,014)**	(647,192)
Hedging loss		**(123,382)**	(7,669,766)
Results from operating activities		**12,525,815**	14,662,387
Finance income	12	**243,496**	2,522,111
Finance expense	12	**(6,644)**	(4,954,110)
Profit before tax		**12,762,667**	12,230,388
Income tax expense	13	**(1,678,124)**	-
Profit for the period		**11,084,543**	12,230,388

Mine Waste Solutions (Proprietary) Limited

Statement of changes in equity

(unaudited)

	Ordinary share capital R	Share premium R	Accumulated profit/(loss) R	Total equity R
Balance at February 28, 2006	371	19,147,623	(37,002,198)	(17,854,204)
Net profit for three months	-	-	12,230,388	12,230,388
Balance at May 31, 2006	371	19,147,623	(24,771,810)	(5,623,816)
Net profit for nine months	-	-	44,226,932	44,226,932
Balance at February 28, 2007	371	19,147,623	19,455,122	38,603,116
Net profit for three months	-	-	11,084,543	11,084,543
Balance at May 31, 2007	**371**	**19,147,623**	**30,539,665**	**49,687,659**

Cash flow statements

For the three months ended May 31, 2007 and 2006

(unaudited)

	Note	Three months to May 31, 2007 R	Three months to May 31, 2006 R
Cash flow from operating activities			
Cash generated by operations		**16,798,578**	24,702,607
Operating profit	14.1	**16,550,520**	25,755,985
Working capital changes	14.2	**248,058**	(1,053,378)
Tax paid		**(542)**	-
Finance income		**243,496**	2,522,111
Finance expense		**(6,644)**	(4,954,110)
Net cash inflow to operating activities		**17,034,888**	22,270,608
Cash flows from investing activities			
Acquisition of property, plant and equipment		**(37,235)**	(462,230)
Increase in rehabilitation trust fund		**(2,286,161)**	(152,156)
Net cash outflow from investing activities		**(2,323,396)**	(614,386)
Cash flows from financing activities			
Long-term financing repaid		**(5,726,542)**	(7,669,766)
Long-term finance lease repaid		**(16,960)**	-
Loan repayment received from shareholders		**5,986**	-
Net cash outflow from financing activities		**(5,737,516)**	(7,669,766)
Net increase in cash and cash equivalents		**8,973,976**	13,986,456
Cash and cash equivalents at beginning of the period		**4,986,116**	6,582,574
Cash and cash equivalents at end of the period	14.3	**13,960,092**	20,569,030

Mine Waste Solutions (Proprietary) Limited

Notes to the interim consolidated financial statements (unaudited)
May 31, 2007

1 Accounting policies

The unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the Companies Act of South Africa. The preparation of the interim consolidated financial statements is based on the same accounting policies and practices as those disclosed in note 1 "Accounting policies" to the audited consolidated financial statements of the company and its subsidiary for the year ended February 28, 2007.

2 Property, plant and equipment

	Cost	Accumulated depreciation	Carrying amount
May 31, 2007	**R**	**R**	**R**
Property, plant and equipment	**152,342,263**	**(110,109,913)**	**42,232,350**
Computer equipment	**248,879**	**(218,080)**	**30,799**
Office fittings and furniture	**267,841**	**(226,974)**	**40,867**
Vehicles-leased assets	**478,770**	**(319,180)**	**159,590**
	153,337,753	**(110,874,147)**	**42,463,606**
February 28, 2007			
Property, plant and equipment	146,458,450	(104,148,038)	42,310,412
Computer equipment	248,879	(211,785)	37,094
Office fittings and furniture	267,841	(221,144)	46,697
Vehicles-leased assets	478,770	(295,242)	183,528
	147,453,940	(104,876,209)	42,577,731

Property, plant and equipment are encumbered as set out in notes 9.

	May 31 2007 R	February 28 2007 R
Carrying amount at beginning of the period	**42,577,731**	69,289,869
-at cost	**147,453,940**	146,303,097
-accumulated depreciation	**(104,876,209)**	(77,013,228)
Additions	**37,235**	1,163,341
Change in estimate of rehabilitation asset	**5,846,578**	-
Disposals	**-**	(8,854)
Depreciation	**(5,997,938)**	(27,866,625)
Carrying amount at end of the period	**42,463,606**	42,577,731

Depreciation is provided as follows:

Computer equipment	33.3%
Decommisioning assets capitalised	Units of production method
Plant	Units of production method
Vehicles	20% Straight Line
Office fittings and furniture	20 - 25%
Land	Not depreciated

	May 31 2007 R	February 28 2007 R
3 Rehabilitation trust fund		
Balance at beginning of the period	**11,649,524**	10,925,174
Finance Income	**243,496**	724,350
Contributions made to the fund	**2,042,665**	-
Balance at end of the period	**13,935,685**	11,649,524

Amounts held in this fund are under control of the trustees. The subsidiary has a right of access to such funds to discharge rehabilitation obligations. Such funds are on deposit and accumulate interest at market rates.

Mine Waste Solutions (Proprietary) Limited

Notes to the interim consolidated financial statements (unaudited)
May 31, 2007

4 Inventories	May 31 2007 R	February 28 2007 R
Reagents - at cost	**3,034,218**	2,147,366
Stores - at cost	**1,885,497**	3,232,504
Gold work-in-progress - at cost	**8,917,214**	5,895,472
	13,836,929	11,275,342

5 Trade and other receivables	May 31 2007 R	February 28 2007 R
Trade and other receivables consist of the following:		
Trade receivables	**539,193**	208,362
Vat receivable	**2,297,682**	4,527,135
Prepayments	**45,240**	595,998
	2,882,115	5,331,495

6 Share capital	May 31 2007 R	February 28 2007 R
Authorised		
1,000,000 (2006 - 1,000,000) ordinary shares of 0.1 cent each	**1,000**	1,000
Issued		
371,429 (2006 - 371,429) ordinary shares of 0.1 cent each	**371**	371
Share premium		
352,886 shares at a premium of R54.26	**19,147,623**	19,147,623

7 Provision for rehabilitation obligations	May 31 2007 R	February 28 2007 R
Balance at beginning of period	**21,212,779**	23,575,464
Increase in provision	**5,846,578**	-
Rehabilition expenses incurred	**(2,096,615)**	(2,362,685)
Balance at end of period	**24,962,742**	21,212,779

R11,649,524 of the provision is to be funded by the rehabilitation trust fund (refer note 3). A further R2,197,954 was transferred to the rehabilitation trust fund during April 2007. During April 2007, an independent valuation of the rehabilitation provision was done by GCS (Proprietary) Limited, a water environmental engineering and science consultancy company. The provision was based on the estimated net cost for the respective company to rehabilitate the mine. On the assumption that third parties will attend to the rehabilitation of the mines, the cost were estimated at R25 million and the provision was adjusted accordingly.

Notes to the interim consolidated financial statements (unaudited)
May 31, 2007

	May 31 2007 R	February 28 2007 R
8 Long-term financial instruments		

Deal Number	Deal Date	Maturity Date	Deal Price	Valuation
7044	2005-09-20	2007-03-31	3,153.893	5,603,160
				5,603,160

	May 31 2007 R	February 28 2007 R
Disclosed as :		
Long-term financial liabilities	-	-
Short-term financial liabilities	-	5,603,160
	-	5,603,160

The subsidiary company entered into a forward gold sale agreement to deliver 105 kg gold per month at a price of R101,400 per kg until March 31, 2007.

Valuation techniques as detailed in note 16 were used in determining a liability of R 5,603,160 as at February 28, 2007.

9 Long-term finance leases

The group entered into finance leases for 3 vehicles. The leases require a payment of R11,255 per month subject to fluctuations in the prime overdraft rate. The lease amount includes interest at prime minus 1% and maintenance on the vehicles. The right, title and interest to the vehicles are pledged as security for the vehicles.

	May 31 2007 R	February 28 2007 R
Reconciliation		
Total minimum lease payments	**229,062**	250,671
Less: finance charges	**(28,142)**	(32,791)
Present value of finance lease obligations	**200,920**	217,880
Payable not later than one year	**98,208**	130,097
Payable between one and 5 years	**102,712**	120,574
	200,920	250,671

	May 31 2007 R	February 28 2007 R
10 Amounts (owing by) / owing to shareholder		
Unsecured and non-interest bearing amounts payable to Fraser Alexander (Proprietary) Limited	-	(5,986)

	May 31 2007 R	February 28 2007 R
11 Trade payables and accrued expenses		
Trade and other payables consist of the following:		
VAT payable	-	183,609
Trade payables	**9,433,342**	8,565,787
Accruals	**853,870**	654,510
Provisions	**259,500**	782,541
	10,546,712	10,186,447

	Three months to May 31 2007 R	Three months to May 31 2006 R
12 Net finance expense		
Finance income	**243,496**	2,522,111
Finance expense	**(6,644)**	(4,954,110)
	236,852	(2,431,999)

Mine Waste Solutions (Proprietary) Limited

Notes to the interim consolidated financial statements (unaudited)
May 31, 2007

	Three months to May 31 2007 R	Three months to May 31 2006 R
13 Income tax expense		
South African normal		
- tax on non-mining income	542	-
- deferred taxation	1,677,582	-
	1,678,124	-
Deferred taxation consist of the following:		
- accelerated tax depreciation	(4,636,213)	(2,089,347)
- rehabilitation	3,197,847	2,110,357
- hedging instruments	-	1,624,916
- other	(239,216)	(208,116)
- deferred tax asset not recognised	-	(1,437,810)
	(1,677,582)	-

	Three months to May 31 2007 R	Three months to May 31 2006 R
14 Notes to the cash flow statements		
14.1 Results from operating activities	12,525,815	14,662,387
Adjustments for:		
-depreciation	5,997,938	8,753,923
-decrease in rehabilitation provision	(2,096,615)	(3,547,758)
-hedging loss	123,382	7,669,766
-decrease in financial liability	-	(1,782,333)
	16,550,520	25,755,985

	Three months to May 31 2007 R	Three months to May 31 2006 R
14.2 Working capital changes		
Increase in inventories	(2,561,587)	(2,536,966)
Decrease in trade and other receivables	2,449,380	257,949
Increase in trade payables and accrued expenses	360,265	1,225,639
	248,058	(1,053,378)
14.3 Cash and cash equivalents		
Current and call accounts	13,960,092	20,569,030

15 Financial instruments

Currency Risk

Gold and silver sales are concluded at US Dollar mid morning spot prices ruling at the day of delivery to Rand Refineries. The Rand equivalent selling price is then determined based on the average Rand/Dollar spot exchange rate of the following day. Other than metal sales, there were no foreign exchange transactions entered into during the current year.

Credit Risk

All metals produced are sold to Rand Refineries. Settlement in respect of metal sold takes place within two working days of delivery date. At balance sheet date Rand Refineries represented a significant element of trade receivables. The maximum exposure to risk is represented by the carrying amount of each financial asset in the balance sheet. The subsidiary company entered into a forward gold sale agreement with Nedbank as per note 8. This agreement ended on March 31, 2007.

Interest rate risk

Interest on liabilities is linked to the prime overdraft rate which varies with macro economic conditions. At balance sheet date the prime overdraft rate was 12.5% (February 28, 2007: 12.5%).

The fair values of financial instruments were as follows:

	Carrying value May 31, 2007	Fair value May 31, 2007
Financial assets		
Rehabilitation trust fund	13,935,685	13,935,685
Trade and other receivables	2,882,115	2,882,115
Cash and cash equivalents	13,960,092	13,960,092
Amount owing by shareholder	5,986	5,986
Financial liabilities		
Long-term finance leases	102,712	102,712
Short-term finance liability	5,603,160	5,603,160
Amounts owing to shareholder	-	-
Trade payables and accrued expenses	10,546,712	10,546,712

16 Related parties

Identity of related parties

During the three months the group companies entered into various transactions with Fraser Alexander (Pty) Ltd (35% shareholder), Nedbank (30% shareholder) and the IDC (30% shareholder). The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm's length basis.

There were no related transactions with key management.

	May 31 2007	February 28 2007
Related party balances		
Financial liabilities	-	5,603,160
Loans from related parties	-	-
Loans to related parties	-	5,986
Related party transactions		
Interest received from related parties	243,496	724,351
Interest paid to related parties	-	4,953,278
Management fees	161,729	256,091
Mining and other services	3,844,650	12,034,971
Hedging payments to Nedbank Ltd	5,726,542	49,231,756

17 Accounting estimates and judgements

The preparation of the financial statements in conformity with IFRS requires the company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accounting estimates and judgements are reported to the Group Audit Committee.

Estimates and judgements are continually evaluated and are based on historical experience and factors including expectancies of future events that are believed to be reasonable under the circumstances.

17.1 Residual values of property, plant and equipment

Residual values of property, plant and equipment are reviewed at least annually. Adjustments to residual values will affect the depreciation charge for the reporting period. The residual values of plant and equipment were based on the estimated scrap value of plant and equipment of termination of operations. Property values are regarded as immaterial and are not depreciated.

17.2 Financial Instruments

The group has established fair values for financial instruments by valuation techniques including reference to arm's length transactions, option pricing models and discounted cash by techniques relevant to the group's specific circumstances.

Notes to the interim consolidated financial statements (unaudited)
May 31, 2007

17.3 Rehablitation Obligations

Estimated provisions for environmental rehabilitation comprise estimates of mine closure expenditure and are based on the group's environmental management plans in compliance with current technological, environmental and regulatory requirements. The provision for environmental rehabilitation represents the cost that will arise from rectifying damage caused in constructing the mining assets, after production ceases. Rehabilitation costs are provided for at present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. Changes to these decommissioning liabilities shall be added to or deducted from the cost of the related asset in the current period. If a decrease in liability exceeds the carrying amount of the asset, the excess shall be recognised immediately in profit or loss. The estimated future cost of rehabilitation obligations is reviewed annually and adjusted as appropriate for new circumstances or changes in law or technology.

The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Expenditure on ongoing rehabilitation is expensed when incurred.

18 Reconciliation between IFRS and Canadian GAAP

Reconciliation of equity at May 31, 2007

	Notes	As reported under IFRS	GAAP adjustment	Canadian GAAP
Property, plant and equipment		42,463,606		42,463,606
Rehabilitation trust fund		13,935,685		13,935,685
Current assets		30,679,136		30,679,136
Total assets		**87,078,427**	-	**87,078,427**
Provision for rehabilitation		24,962,742		24,962,742
Deferred taxation		1,677,582		
Long-term finance leases		200,920		200,920
Current liabilities		10,549,524		10,549,524
Total liabilities		**37,390,768**	-	**35,713,186**
Issued capital		19,147,994		19,147,994
Retained income		30,539,665		30,539,665
Total equity		**49,687,659**	-	**49,687,659**

Reconciliation of profit for the three months ended May 31, 2007

	Notes	As reported under IFRS	GAAP adjustment	Canadian GAAP
Revenue		44,311,442		44,311,442
Cost of sales		(30,869,231)		(30,869,231)
Gross profit		**13,442,211**	-	**13,442,211**
Administrative expenses		(793,014)		(793,014)
Hedging loss		(123,382)		(123,382)
Results from operating activities		**12,525,815**	-	**12,525,815**
Finance income		243,496		243,496
Finance expense		(6,644)		(6,644)
Profit before tax		**12,762,667**	-	**12,762,667**
Income tax expense		(1,678,124)		(1,678,124)
Profit for the year		**11,084,543**	-	**11,084,543**

Notes to the interim consolidated financial statements (unaudited)
M[illegible] 31, 2007

The consolidated financial statements have been prepared in accordance with IFRS which are substantially the same as accounting practices under Canadian generally accepted accounting principles ("Canadian GAAP") as they affect these financial statements, except for the following:

a) Inventory

Under IFRS, the Company measures its inventory at the lower of cost or net realizable value. Under Canadian GAAP, inventory is measured at the lower of historical cost or net replacement cost. This difference did not result in a material reconciling item.

b) Property, plant and equipment

Section 3061 and IAS 16 are converged except there are significant differences relating to impairment. IAS also permits (i) the revaluation of property, plant and equipment to fair value; (ii) IAS 16 requires the depreciable amount to be the asset cost less its residual value, rather than using the greater of the asset cost less its residual value or asset cost less its salvage value.

Impairment under IAS 36 is determined as the excess of the carrying amount of an asset or group of assets above the recoverable amount (the higher of fair value less costs to sell and the value in use) rather than the difference between carrying amount and fair value; and requires a reversal of an impairment loss when there has been a change in estimates used to determine the recoverable amount.

This difference did not result in a material reconciling item.

c) Impairment of long-lived assets

Under IFRS, the carrying amounts of the Company's assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated. An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses, if any, are recognized in the income statement. Under Canadian GAAP, a long-lived asset should be tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss should be recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. This difference in accounting policy has no material impact on these financial statements.

Under Canadian GAAP, the carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. This assessment is based on the carrying amount of the asset at the date it is tested for recoverability, whether it is in use or under development. Under IFRS, the recoverable amount of the Company's assets is the greater of their net selling price and value in use. An impairment loss may be reversed if there has been a change in the estimates used to determine the recoverable value. An impairment loss is only reversed to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment is charged to the income statement. Under Canadian GAAP, an impairment loss is not reversed if the fair value subsequently increases. This difference in accounting policy has no material impact on these financial statements.

d) Asset Retirement Obligation

In re-measuring an asset retirement obligation for the passage of time, Canadian GAAP requires re-measurement based on the risk-free rate that existed when the liability was initially measured. IFRS requires the use of current market assessed interest rates in each estimate. This difference did not result in a material reconciling item.

e) Income Taxes

Under IFRS, the Company is not permitted to set up a deferred tax asset or liability relating to:
initial recognition (other than in a business combination) of an asset or liability to the extent that neither accounting nor taxable profit is affected on acquisition; and investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

Under Canadian GAAP, income taxes are accounted for using the asset and liability method of accounting. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the date of substantive enactment. The amount of future income tax assets and liabilities is limited to the amount that is more likely than not to be realized.

f) Related party disclosures

Under Canadian GAAP the following additional related party disclosures are required:

	Notes	May 31, 2007 R
Transactions with Related Parties		
Hedging payments to Nedbank Ltd	2	5,726,542
Interest received on Nedbank Ltd Rehabilitation Trust Account	3	243,496
Management Fees - Fraser Alexander (Pty) Ltd	4	161,729
Fraser Alexander (Pty) Ltd - Reclamation of tailings	5	3,759,842
Fraser Alexander (Pty) Ltd - Payments for the year		3,844,650

Notes

1. There were no related party balances outstanding at May 31, 2007.
2. The original financing structure as agreed by the directors of MWS and Chemwes. Agreements supporting the financing structure are in place.
3. The account was opened in terms of legal requirements. The monies are held on deposit.
4. Management fees were paid in accordance with contract between MWS and Fraser Alexander (Pty) Ltd.
5. In terms of contract between Fraser Alexander (Pty) Ltd and Chemwes for the reclamation of the tailings dams.

All related party transactions are identified at period end according to the relations between the parties and the companies in the MWS group (MWS and Chemwes).

Recent Canadian Pronouncements

The following recent Canadian accounting pronouncements from the CICA Handbook are effective for fiscal year beginning on March 1, 2007:

Section 1506, "Accounting Change": Criteria for changing accounting policies and the accounting treatment and disclosure of changes in accounting policies, accounting estimates and correction of errors.

Section 1530, "Comprehensive Income": Standards for reporting and display of comprehensive income. Comprehensive income is composed of the Company's net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. The components of comprehensive income are disclosed in the Consolidated Statement of Comprehensive Income. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented as a new category in shareholders' equity.

Section 3051, "Investments", Standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments.

Section 3855, "Financial Instruments – Recognition and Measurement"and Section 3861, Financial Instruments – Disclosure and Presentation. Section 3855 requires all financial instruments be classified as one of the following: held for trading, held to maturity, loans and receivables and available for sale. Financial instruments held for trading are measured at fair value with gains and losses recognized in net income. Financial instruments held to maturity and loans and receivables are measured at amortized cost. Available for sale financial instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income.

Section 3865, "Hedges": Standards which specify the criteria under which hedge accounting is to be applied for fair value hedges, cash flow hedges, and hedges of net investment in a self-sustaining foreign operation. In hedge accounting, the carrying value of a hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income, when it is appropriate to do so. The change in fair value of the hedged item, to the extent the underlying hedging relationship is effective, is offset by changes in fair value of the derivative. The effective portion of the change in the fair value of the hedging derivative will be recognized in "other comprehensive income". The ineffective portion will be recognized in net income.

Schedule C

Audited consolidated financial statements of

Mine Waste Solutions (Proprietary) Limited
for the years ended February 28, 2007
and February 28, 2006

AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of Mine Waste Solutions (Pty) Limited as at 28 February 2006 and 28 February 2007 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 28 February 2006 and 28 February 2007 and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from Canadian generally accepted accounting principles. Information relating to the nature and effect of such measurement differences is presented in note 23 to the consolidated financial statements.

"KPMG Inc." (signed)

KPMG Inc.

Johannesburg, South Africa

May 29, 2007 except as to Note 23 which is of August 20, 2007

Balance sheets

at 28 February 2007 and 2006

	Note	2007 R	2006 R
Assets			
Non-current assets		**54,227,255**	80,215,043
Property, plant and equipment	2	**42,577,731**	69,289,869
Rehabilitation trust fund	3	**11,649,524**	10,925,174
Current assets		**21,598,939**	18,697,945
Inventories	4	**11,275,342**	7,922,183
Trade and other receivables	5	**5,331,495**	4,193,188
Amounts owing by shareholder	11	**5,986**	-
Cash and cash equivalents	16.3	**4,986,116**	6,582,574
Total assets		**75,826,194**	98,912,988
Equity and liabilities			
Share capital and reserves		**38,603,116**	(17,854,204)
Share capital	6	**371**	371
Share premium	6	**19,147,623**	19,147,623
Accumulated profit / (loss)		**19,455,122**	(37,002,198)
Non-current liabilities		**21,430,659**	25,638,855
Provision for rehabilitation obligations	7	**21,212,779**	23,575,464
Long-term financial liabilities	9	-	1,782,333
Long-term finance leases	10	**217,880**	281,058
Current liabilities		**15,792,419**	91,128,337
Short-term borrowings	8	-	64,844,711
Short-term financial liabilities	9	**5,603,160**	16,862,770
Amounts owing to shareholder	11	-	-
Trade payables and accrued expenses	12	**10,186,447**	9,418,044
Tax payable		**2,812**	2,812
Total equity and liabilities		**75,826,194**	98,912,988

Income statements

for the years ended 28 February 2007 and 2006

	Note	2007 R	2006 R
Revenue		**201,120,691**	132,924,306
Cost of sales		**(139,525,010)**	(138,022,618)
Gross profit/(loss)		**61,595,681**	(5,098,312)
Administrative expenses		**(1,043,797)**	(3,311,726)
Other operating income		**196,227**	479,561
Results from operating activities	13	**60,748,111**	(7,930,477)
Finance income	14	**724,351**	590,653
Finance expense	14	**(4,953,278)**	(13,911,240)
Profit/(loss) before tax		**56,519,184**	(21,251,064)
Income tax expense	15	**(61,864)**	(40,133)
Profit/(loss) for the year		**56,457,320**	(21,291,197)

Statement of changes in equity

	Ordinary share capital R	Share premium R	Accumulated profit/(loss) R	Total equity R
Balance at 28 February 2005	371	19,147,623	(15,711,001)	3,436,993
Net loss for the year	-	-	(21,291,197)	(21,291,197)
Balance at 28 February 2006	371	19,147,623	(37,002,198)	(17,854,204)
Net profit for the year	-	-	56,457,320	56,457,320
Balance at 28 February 2007	**371**	**19,147,623**	**19,455,122**	**38,603,116**

Mine Waste Solutions (Proprietary) Limited

Cash flow statements

for the years ended 28 February 2007 and 2006

	Note	2007 R	2006 R
Cash flow from operating activities			
Cash generated/(utilised) by operations		**69,483,359**	42,294,003
Operating profit/(loss)	16.1	**73,206,422**	42,244,199
Working capital changes	16.2	**(3,723,063)**	49,804
Tax paid		**(61,864)**	(44,917)
Finance income		**724,351**	590,653
Finance expense		**(4,953,278)**	(13,911,240)
Net cash inflow/(outflow) from operating activities		**65,192,568**	28,928,499
Cash flows from investing activities			
Acquisition of property, plant and equipment		**(1,163,341)**	(206,348)
and equipment		**12,540**	46,000
Increase in rehabilitation trust fund		**(724,350)**	(589,701)
Net cash (outflow) from investing activities		**(1,875,151)**	(750,049)
Cash flows from financing activities			
Long-term financing repaid		**(64,844,711)**	(27,343,069)
Long-term finance lease repaid		**(63,178)**	(52,416)
(Decrease)/increase in amount owing to shareholder		**(5,986)**	(96,935)
Net cash (outflow)/ inflow from financing activities		**(64,913,875)**	(27,492,420)
Net (decrease)/ increase in cash and cash equivalents		**(1,596,458)**	686,030
Cash and cash equivalents at beginning of year		**6,582,574**	5,896,544
Cash and cash equivalents at end of year	16.3	**4,986,116**	6,582,574

1. Reporting entity

Mine Waste Solutions (Proprietary) Limited is a company domiciled in South Africa.

1.1. Basis of preparation

(a) Statement of compliance
The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

(b) Basis of measurement
The financial statements are prepared using the historic cost convention except for specific financial instruments as set out in the notes to the financial statements, which are stated at fair value.

(c) Functional and presentation currency
These financial statements are presented in South African Rand, which is the group's functional currency.

(d) Use of estimates and judgements
The preparation of financial statements requires management to make judgements, estimates and assumptions that effect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

1.2. Basis of preparation of financial results

The accounting policies set out below have been applied consistently by group entities.

1.3. Basis of consolidation

1.3.1. Subsidiaries

Subsidiaries are entities controlled by the company. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial results of subsidiaries are consolidated into the group's results from acquisition date until disposal date.

1.4. Foreign currency translation

1.4.1. Foreign currency transactions

Income and expenditure transactions are translated into the functional currency of the entity at the rate of exchange ruling at the transaction date.

Monetary assets and liabilities are translated into the functional currency of the entity at the rate of exchange ruling at the balance sheet date. Foreign exchange gains and losses resulting from the translation and settlement of monetary assets and liabilities are charged to the income statement.

1.5. Financial instruments

1.5.1. Derivative financial instruments

Derivatives are recognized initially at fair value. Attributable transaction costs are recognized in the income statement when incurred. Subsequent recognition, derivatives are measured at fair value, and changes therein are recognized in the income statement.

1.5.2. Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Non-derivative financial instruments are recognized initially at cost. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

A financial instrument is recognized if the group becomes a party to the contractual provisions of the instrument. Financial assets are derecognized if the group's contractual rights to the cash flows from the financial assets expire or if the group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular purchases and sales of financial assets are accounted for at trade date, i.e. the date that the group commits itself to purchase or sell the asset. Financial liabilities are derecognized if the group's obligations specified in the contract expire or are discharged or cancelled.

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and from an integral part of the group's cash management are included as a component of cash equivalents for the purpose of the statement of cash flows.

1.6. Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment. Land is not depreciated.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the cost for dismantling and removing the items and restoring the site on which they are located and an allocated proportion in respect of overheads. Cost also includes the estimated costs of dismantling and removing the assets and site rehabilitation costs to the extent that they relate to the construction of the asset.

When plant and equipment comprise major components with different useful lives, these components are accounted for as separate items.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will accrue to the company and the cost can be measured reliably. The cost of the day-to-day servicing of property, plant and equipment are recognized in the profit and loss as incurred.

Property, plant and equipment are depreciated to its estimated residual value over its expected useful life. The depreciation methods, estimated remaining useful lives and residual values are reviewed at least annually. The depreciation rates applied are provided in note 2.

1.7. Impairment of non-financial assets

The group's non-financial assets, other than inventories and deferred tax, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset's recoverable amount is estimated.

The impairment charged to the income statement is the excess of the carrying value over the recoverable amount. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash flows independently, the recoverable amount is determined for the larger cash generating unit to which the asset belongs.

With the exception of goodwill, a previously recognized impairment will be reversed insofar as estimates change as a result of an event occurring after the impairment was recognized. An impairment is reversed only to the extent that the asset's carrying amount that would have been determined had no impairment been recognized. A reversal of an impairment is charged to the income statement.

1.8. Inventories

Inventories are measured at the lower of cost and net realizable value.

Cost includes expenditure incurred in acquiring, manufacturing, an allocated portion of overheads, and transporting the inventory to its present location.

Cost is determined using the first-in, first-out method.

Net realizable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

1.9. Trade and other receivables

Trade and other receivables are recognized at fair cost which approximates fair value. An impairment is recognized when there is evidence that an entity will not be able to collect all amounts due according to the original terms of the receivables. The amount of the impairment is charged to the income statement.

1.10. Cash and cash equivalents

Cash and cash equivalents are stated at carrying value which is deemed to be fair value. For cash flow statement purposes bank overdrafts are offset against cash and cash equivalents.

1.11. Share capital

Issued share capital is stated in the changes in equity statement at the amount of the proceeds received less directly attributable issue costs.

1.12. Debt

Debt, which constitutes a financial liability, includes short-term and long-term debt. Debt is initially recognized at fair value, net of transaction costs incurred and is subsequently stated at amortized cost. Debt is classified as short-term unless an entity has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

1.13. Leases

1.13.1. Finance leases

Leases where the group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized as property, plant and equipment at the lower of fair value or the present value of the minimum lease payments at the inception of the lease with an equivalent amount being stated as finance lease liability as part of debt.

The capitalised amount is depreciated over the asset's useful life. Lease payments are allocated between capital repayments and borrowing costs using the effective interest rate method.

1.13.2. Operating leases

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are charged to the income statement over the lease term on a basis representative of the pattern of use.

1.14. Provisions

A provision is recognised when the group has a legal or constructive obligation arising from a past event that will probably be settled, and a reliable estimate of the amount can be made.

Long-term provisions are determined by discounting the expected future cash flows to their present value. The increase in discounted long-term provisions as a result of the passage of time is recognized as a borrowing cost in the income statement.

1.15. Employee benefits

Short-term employee benefits

The cost of all short-term employee benefits is recognised during the period in which the employee renders the related service.

The provisions for the employee entitlements to wages, salaries and annual leave represent the amount which the group has a present obligation to pay as a result of employees' services provided to the balance sheet date. The provisions have been calculated at the amount required to settle the obligation.

1.16. Taxation

The income tax charge is determined based on net income before tax for the period and includes deferred tax.

Current tax
The current tax charge is the calculated tax payable on the taxable income for the year using substantively enacted tax rates and any adjustments to tax payable in respect of previous years.

Deferred tax
Deferred tax is provided for using the liability method, on all temporary differences between the carrying values of assets and liabilities for accounting purposes and the amount used for tax purposes. No deferred tax is provided on temporary differences relating to:

- The initial recognition (other than in a business combination) of an asset or liability to the extent that neither accounting not taxable profit is affected on acquisition; and
- Investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

The provision for deferred tax is calculated using enacted or substantively enacted tax rates at balance sheet date that are expected to apply when the asset is realised or liability settled. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be realized.

The provision for deferred tax assets and liabilities reflects the tax consequences that would follow from the expected recovery or settlement of the carrying amount of its assets and liabilities.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend is recognized.

1.17. Trade and other payables

Trade and other payables are stated at cost.

1.18. Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the group and the revenue can be reliably measured. The sale of mining products is recognized when the significant risks and rewards of ownership of the products are transferred to the buyer.

1.19. Finance income and expenses

Finance income comprises interest income on funds invested and foreign currency gains. Interest income is recognized as it accrues, using the effective interest method. Finance expenses comprise interest expense on borrowings and foreign currency losses. All borrowing costs are recognized in profit or loss using the effective interest method.

2 Property, plant and equipment

	Cost	Accumulated depreciation	Carrying amount
28 February 2007	R	R	R
Property, plant and equipment	**146,458,450**	**(104,148,038)**	**42,310,412**
Computer equipment	**248,879**	**(211,785)**	**37,094**
Office fittings and furniture	**267,841**	**(221,144)**	**46,697**
Vehicles-leased assets	**478,770**	**(295,242)**	**183,528**
	147,453,940	**(104,876,209)**	**42,577,731**
28 February 2006			
Property, plant and equipment	145,377,899	(76,408,652)	68,969,247
Computer equipment	211,906	(173,891)	38,015
Office fittings and furniture	234,522	(203,960)	30,562
Vehicles-leased assets	478,770	(226,725)	252,045
	146,303,097	(77,013,228)	69,289,869

Property, plant and equipment are encumbered as set out in notes 10 and 19.

	2007	2006
	R	R
Carrying amount at beginning of the year	**69,289,869**	97,379,344
-at cost	**146,303,097**	146,233,996
-accumulated depreciation	**(77,013,228)**	(48,854,652)
Additions	**1,163,341**	206,348
Disposals	**(8,854)**	(201)
Depreciation	**(27,866,625)**	(28,295,622)
Carrying amount at end of the year	**42,577,731**	69,289,869

Depreciation is provided as follows:

Computer equipment	33.3%
Decommisioning assets capitalised	Units of production method
Plant	Units of production method
Vehicles	20% Straight Line
Office fittings and furniture	20 - 25%
Land	Not depreciated

	2007	2006
3 Rehabilitation trust fund	**R**	R
Balance at beginning of year	**10,925,174**	10,335,473
Finance Income	**724,350**	589,701
Balance at end of year	**11,649,524**	10,925,174

Amounts held in this fund are under control of the trustees. The subsidiary has a right of access to such funds to discharge rehabilitation obligations. Such funds are on deposit and accumulate interest at market rates.

	2007	2006
4 Inventories	**R**	R
Reagents		
-at cost	**2,147,366**	1,570,307
Stores		
-at cost	**3,232,504**	2,166,996
Gold work-in-progress		
-at cost	**5,895,472**	4,184,880
	11,275,342	7,922,183

5 Trade and other receivables

	2007 R	2006 R
Trade and other receivables consist of the following:		
Trade receivables	**208,362**	1,866,989
Vat receivable	**4,527,135**	1,686,283
Prepayments	**595,998**	517,392
Fraser Alexander (Pty) Limited	**-**	122,524
	5,331,495	4,193,188

6 Share capital

	2007 R	2006 R
Authorised		
1 000 000 (2006 - 1 000 000) ordinary shares of 0.1 cent each	**1,000**	1,000
Issued		
371 429 (2006 - 371 429) ordinary shares if 0.1 cent each	**371**	371
Share premium		
352 886 shares at a premium of R54.26	**19,147,623**	19,147,623

7 Provision for rehabilitation obligations

	2007 R	2006 R
Rehabilitation obligations	**21,212,779**	23,575,464

R11 649 524 of the provision is to be funded by the rehabilitation trust fund (refer note 3). A further R2 197 954 was transferred to the rehabilitation trust fund during April 2007. The balance of the provision is in respect of post curtailment of operations expenditure and will be financed out of the proceeds from the sale of plant and equipment following curtailment of operations.

8 Long-term liabilities

	2007 R	2006 R
Secured		
Nedbank Limited	-	5,106,663
Industrial Development Corporation of SA Limited	-	2,480,855

The term loans bore interest at prime rate plus 1% per annum and were repaid in full during the current financial year.

	2007 R	2006 R
Unsecured		
Nedbank Limited	-	28,609,898
Industrial Development Corporation of SA Limited	-	28,647,295
Total liabilities	-	64,844,711
Current portion (payable within next 12 months)	-	64,844,711
Long-term liabilities	-	-

The unsecured loans bore interest at prime rate plus 6,5% per annum and were repaid in full during the current financial year.

	2007 R	2006 R
Details of borrowing facilities are as follows:		
Utilised	-	33,437,038
Unutilised	-	-
Total borrowing facilities	-	33,437,038

9 Long-term financial instruments

Deal Number	Deal Date	Maturity Date	Deal Price	Valuation
7044	2005-09-20	2007-03-31	3,153.893	5,603,160
				5,603,160

	2007	2006
Disclosed as :	R	R
Long-term financial liabilities	-	1,782,333
Short-term financial liabilities	**5,603,160**	16,862,770
	5,603,160	18,645,103

The subsidiary company entered into a forward gold sale agreement to deliver 105 kg gold per month at a price of R101 400 per kg until 31 March 2007.

Valuation techniques as detailed in note 22 were used in determining a liability of R 5 603 160 as at 28 February 2007.

10 Long-term finance leases

The group entered into finance leases for 3 vehicles. The leases require a payment of R11 255 per month subject to fluctuations in the prime overdraft rate. The lease amount includes interest at prime minus 1% and maintenance on the vehicles. The right, title and interest to the vehicles are pledged as security for the vehicles.

	2007	2006
Reconciliation	R	R
Total minimum lease payments	**250,671**	341,533
Less: finance charges	**(32,791)**	(60,475)
Present value of finance lease obligations	**217,880**	281,058
Payable not later than one year	**130,097**	149,168
Payable between one and 5 years	**120,574**	192,365
	250,671	341,533

	2007	2006
11 Amounts (owing by) / owing to shareholder	R	R
Unsecured and non-interest bearing amounts payable to Fraser Alexander (Proprietary) Limited	**(5,986)**	-

	2007	2006
12 Trade payables and accrued expenses	R	R
Trade and other payables consist of the following:		
VAT payable	**183,609**	-
Trade payables	**8,565,787**	6,917,232
Accruals	**654,510**	1,786,634
Provisions	**782,541**	714,178
	10,186,447	9,418,044

	2007	2006
13 Results from the operating activities	**R**	**R**
is arrived at after taking into account –		
Income		
Profit on sale of scrap metal	**192,541**	433,762
Profit/(loss) on disposal of property, plant and equipment	**3,686**	45,977
Expenses		
Auditor's remuneration		
- audit fee	**400,000**	257,601
- disbursements	**15,000**	12,000
Directors' remuneration		
- for services as directors	**910,917**	1,697,620
Employee costs	**16,411,382**	16,617,533
Impairment of inventories to net realisable value	**-**	199,259
Depreciation of property, plant and equipment	**27,866,625**	28,295,622

	2007	2006
14 Net finance expense	**R**	**R**
Finance income	**724,351**	590,653
Finance expense	**(4,953,278)**	(13,911,240)
	(4,228,927)	(13,320,587)

	2007	2006
15 Income tax expense	**R**	**R**
South African normal tax	**61,864**	40,133
Estimated unredeemed capital expenses		
Amounts brought forward	**94,216,142**	112,762,770
Movement during the year	**(58,079,281)**	(18,546,628)
Unredeemed capital expenses	**36,136,861**	94,216,142

The tax provided relates to non mining income. The estimated tax loss for the company is calculated at R17 683 294 (2005 : R16 697 225). As the company and its subsidiary were loss making in prior periods and future taxable profits are uncertain, no deferred taxation asset is raised.

	2007	2006
16 Notes to the cash flow statements	**R**	**R**
16.1 Results from operating activities	**60,748,111**	(7,930,477)
Adjustments for:		
-depreciation	**27,866,625**	28,295,622
-(profit)/ loss on disposal of property, plant and equipment	**(3,686)**	(45,799)
-increase/ (decrease) in rehabilitation provision	**(2,362,685)**	3,080,491
-(decrease)/increase in financial liability	**(13,041,943)**	18,645,103
-impairment of inventories to net realisable value	**-**	199,259
	73,206,422	42,244,199

	2007	2006
16.2 Working capital changes	**R**	**R**
Increase in inventories	**(3,353,159)**	(1,512,056)
Decrease/(increase) in trade and other receivables	**(1,138,307)**	194,829
Increase/(decrease) in trade payables and accrued expenses	**768,403**	1,367,031
	(3,723,063)	49,804

	2007	2006
16.3 Cash and cash equivalents	R	R
Current and call accounts	4,986,116	6,582,574

17 Contingent liabilities

The company provided a guarantee on behalf of its subsidiary, as security for obligations arising from the term loan to a value of:

	2007	2006
	R	R
Nedbank (refer note 8)	-	5,106,662
IDC (refer note 8)	-	2,330,376
	-	7,437,038

18 Retirement benefits

The group and the company do not offer retirement benefits to any of their employees. Employees are offered a total cost to company package and are responsible for their own affairs.

19 Securities

Performance of the company in terms of the guarantee mentioned in note 17 was secured by the following:

A pledge of the company's shares in the issued share capital of Chemwes (Proprietary) Limited

Cession of any of the company's claims against Chemwes (Proprietary) Limited

A pledge of the company's and the subsidiary company's right, title and interest in and to and however arising in terms of:

- any property, plant and equipment, resources and rights of the company and the subsidiary company
- any banking asset and/or investment defined in the secured term loan facility agreement and
- insurances and insurance proceeds as defined in the secured term loan facility

20 Financial instruments

Currency Risk

Gold and silver sales are concluded at US Dollar mid morning spot prices ruling at the day of delivery to Rand Refineries. The Rand equivalent selling price is then determined based on the average Rand/Dollar spot exchange rate of the following day. Other than metal sales, there were no foreign exchange transactions entered into during the current year.

Credit Risk

All metals produced are sold to Rand Refineries. Settlement in respect of metal sold takes place within two working days of delivery date. At balance sheet date Rand Refineries represented a significant element of trade receivables. The maximum exposure to risk is represented by the carrying amount of each financial asset in the balance sheet. The subsidiary company entered into a forward gold sale agreement with Nedbank as per note 9.

Interest rate risk

Interest on liabilities is linked to the prime overdraft rate which varies with macro economic conditions. At balance sheet date the prime overdraft rate was 12,5%.

The fair values of financial instruments were as follows:

	Carrying value 2007	Fair value 2007
Financial assets		
Rehabilitation trust fund	11,649,524	11,649,524
Trade and other receivables	5,331,495	5,331,495
Cash and cash equivalents	4,986,116	4,986,116
Amount owing by shareholder	5,986	5,986
Financial liabilities		
Long-term finance leases	217,880	217,880
Short-term finance liability	5,603,160	5,603,160
Amounts owing to shareholder	-	-
Trade payables and accrued expenses	10,186,447	10,186,447

	Carrying value	Within one year	Maturity date One to two years	Two to three years	More than three years
Financial assets					
Rehabilitation trust fund	**11,649,524**	**-**	**11,649,524**	**-**	**-**
Trade and other receivables	**5,331,495**	**5,331,495**	**-**	**-**	**-**
Cash and cash equivalents	**4,986,116**	**4,986,116**	**-**	**-**	**-**
Amount owing by shareholder	**5,986**	**5,986**			
Financial liabilities					
Long-term finance leases	**217,880**	**113,206**	**104,674**	**-**	**-**
Short-term finance liability	**5,603,160**	**5,603,160**	**-**	**-**	**-**
Trade payables and accrued expenses	**10,186,447**	**10,186,447**	**-**	**-**	**-**

21 Related parties

Identity of related parties

During the year the group companies entered into various transactions with Fraser Alexander (Pty) Ltd (35% shareholder), Nedbank (30% shareholder) and the IDC (30% shareholder). The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm's length basis. There were no related transactions with key management.

Material transactions	**2007 R**	2006 R
Financial liabilities	**5,603,160**	18,645,103
Loans from related parties	**-**	64,844,711
Loans to related parties	**5,986**	-
Interest received from related parties	**724,351**	590,653
Interest paid to related parties	**4,953,278**	13,911,240
Management fees	**256,091**	283,319
Mining and other services	**12,034,971**	10,096,071

Directors

Details of directors' remuneration are disclosed in note 13.

22 Accounting estimates and judgements

The preparation of the financial statements in conformity with IFRS requires the company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accounting estimates and judgements are reported to the Group Audit Committee.

Estimates and judgements are continually evaluated and are based on historical experience and factors including expectancies of future events that are believed to be reasonable under the circumstances.

22.1 Residual values of property, plant and equipment

Residual values of property, plant and equipment are reviewed at least annually. Adjustments to residual values will affect the depreciation charge for the reporting period. The residual values of plant and equipment were based on the estimated scrap value of plant and equipment of termination of operations. Property values are regarded as immaterial and are not depreciated.

22.2 Financial Instruments

The group has established fair values for financial instruments by valuation techniques including reference to arm's length transactions, option pricing models and discounted cash by techniques relevant to the group's specific circumstances.

22.3 Rehablitation Obligations

Estimated provisions for environmental rehabilitation comprise estimates of mine closure expenditure and are based on the group's environmental management plans in compliance with current technological, environmental and regulatory requirements. The provision for environmental rehabilitation represents the cost that will arise from rectifying damage caused in constructing the mining assets, after production ceases. Rehabilitation costs are provided for at present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. Changes to these decommissioning liabilities shall be added to or deducted from the cost of the related asset in the current period. If a decrease in liability exceeds the carrying amount of the asset, the excess shall be recognised immediately in profit or loss. The estimated future cost of rehabilitation obligations is reviewed annually and adjusted as appropriate for new circumstances or changes in law or technology.

The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

23 Reconciliation between IFRS and Canadian GAAP

Reconciliation of equity at February 28, 2007

	Notes	As reported under IFRS	GAAP adjustment	Canadian GAAP
Property, plant and equipment	b	42,577,731	(1,313,743)	41,263,988
Rehabilitation trust fund		11,649,524		11,649,524
Current assets		21,598,939		21,598,939
Total assets		**75,826,194**	**(1,313,743)**	**74,512,451**
Provision for rehabilitation	d	21,212,779	971,545	22,184,324
Long-term finance leases		217,880		217,880
Current liabilities		15,792,419		15,792,419
Total liabilities		**37,223,078**	**971,545**	**38,194,623**
Issued capital		19,147,994		19,147,994
Retained income		19,455,122	(2,285,288)	17,169,834
Total equity		**38,603,116**	**(2,285,288)**	**36,317,828**

Reconciliation of profit for the 2007 year

	Notes	As reported under IFRS	GAAP adjustment	Canadian GAAP
Revenue		201,120,691		201,120,691
Cost of sales	b & d	(139,525,010)	(2,285,288)	(141,810,298)
Gross profit		**61,595,681**	**(2,285,288)**	**59,310,393**
Administrative expenses		(1,043,797)		(1,043,797)
Other operating income		196,227		196,227
Results from operating activities		**60,748,111**	**(2,285,288)**	**58,462,823**
Finance income		724,351		724,351
Finance expense		(4,953,278)		(4,953,278)
Profit before tax		**56,519,184**	**(2,285,288)**	**54,233,896**
Income tax expense		(61,864)		(61,864)
Profit for the year		**56,457,320**	**(2,285,288)**	**54,172,032**

The consolidated financial statements have been prepared in accordance with IFRS which are substantially the same as accounting practices under Canadian generally accepted accounting principles ("Canadian GAAP") as they affect these financial statements, except for the following:

a) Inventory
Under IFRS, the Company measures its inventory at the lower of cost or net realizable value. Under Canadian GAAP, inventory is measured at the lower of historical cost or net replacement cost. This difference did not result in a material reconciling item.

b) Property, plant and equipment
Section 3061 and IAS 16 are converged except there are significant differences relating to impairment. IAS also permits (i) the revaluation of property, plant and equipment to fair value; (ii) IAS 16 requires the depreciable amount to be the asset cost less its residual value, rather than using the greater of the asset cost less its residual value or asset cost less its salvage value.

Impairment under IAS 36 is determined as the excess of the carrying amount of an asset or group of assets above the recoverable amount (the higher of fair value less costs to sell and the value in use) rather than the difference between carrying amount and fair value; and requires a reversal of an impairment loss when there has been a change in estimates used to determine the recoverable amount.

This resulted in an increase in the depreciation charge of R1,313,743.

c) Impairment of long-lived assets
Under IFRS, the carrying amounts of the Company's assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated. An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses, if any, are recognized in the income statement. Under Canadian GAAP, a long-lived asset should be tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss should be recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. This difference in accounting policy has no material impact on these financial statements.

Under Canadian GAAP, the carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. This assessment is based on the carrying amount of the asset at the date it is tested for recoverability, whether it is in use or under development. Under IFRS, the recoverable amount of the Company's assets is the greater of their net selling price and value in use. An impairment loss may be reversed if there has been a change in the estimates used to determine the recoverable value. An impairment loss is only reversed to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment is charged to the income statement. Under Canadian GAAP, an impairment loss is not reversed if the fair value subsequently increases. This difference in accounting policy has no material impact on these financial statements.

d) Asset Retirement Obligation
In re-measuring an asset retirement obligation for the passage of time, Canadian GAAP requires re-measurement based on the risk-free rate that existed when the liability was initially measured. IFRS requires the use of current market assessed interest rates in each estimate. This resulted in the environmental rehabilitation provision increasing with R971,545.

e) Income Taxes
Under IFRS, the Company is not permitted to set up a deferred tax asset or liability relating to:
initial recognition (other than in a business combination) of an asset or liability to the extent that neither accounting nor taxable profit is affected on acquisition; and investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

Under Canadian GAAP, income taxes are accounted for using the asset and liability method of accounting. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the date of substantive enactment. The amount of future income tax assets and liabilities is limited to the amount that is more likely than not to be raised.

The deferred tax asset was calculated and as the amount was considered to be insignificant, no deferred asset and corresponding valuation allowance was raised.

f) Related party disclosures
Under Canadian GAAP the following additional related party disclosures are required:

		2007
Amounts owing to/(by) Related Parties	**Notes**	**R**
Financial Liabilities - Secured Loans Nedbank Ltd and IDC	1	-
Financial Liabilities - Unsecured Loans Nedbank Ltd and IDC	1	-
Financial Liabilities - Gold Forward Sales Agreement Nedbank Ltd	2	5,603,160
Transactions with Related Parties		
Payment on secured loans		
- Nedbank Ltd	1	5,106,663
- IDC	1	2,480,855
Payment on unsecured loans		
- Nedbank Ltd	1	28,609,898
- IDC	1	28,647,295
Interest paid on secured loans - Nedbank Ltd and IDC	1	36,049
Interest paid to Nedbank Ltd and IDC	1	4,866,614
Hedging payments to Nedbank Ltd	2	49,231,756
Interest received on Nedbank Ltd Rehabilitation Trust Account	3	724,351
Management Fees - Fraser Alexander (Pty) Ltd	4	256,091
Fraser Alexander (Pty) Ltd - Reclamation of tailings	5	12,586,087
[illegible]		[illegible]

Notes
1. All loans were settled in 2007
1. The hedging agreement was signed by the directors of MWS and Chemwes as part of the original financing agreement with Nedbank and IDC.
2. The original financing structure as agreed by the directors of MWS and Chemwes. Agreements supporting the financing structure are in place.
3. The account was opened in terms of legal requirements. The monies are held on deposit.
4. Management fees were paid in accordance with contract between MWS and Fraser Alexander (Pty) Ltd.
5. In terms of contract between Fraser Alexander (Pty) Ltd and Chemwes for the reclamation of the tailings dams.

All related party transactions are identified at year end according to the relations between the parties and the companies in the MWS group (MWS and Chemwes).

Recent Canadian Pronouncements
The following recent Canadian accounting pronouncements from the CICA Handbook are effective for fiscal year beginning on March 1, 2007:

Section 1506, "Accounting Change": Criteria for changing accounting policies and the accounting treatment and disclosure of changes in accounting policies, accounting estimates and correction of errors.

Section 1530, "Comprehensive Income": Standards for reporting and display of comprehensive income. Comprehensive income is composed of the Company's net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. The components of comprehensive income are disclosed in the Consolidated Statement of Comprehensive Income. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented as a new category in shareholders' equity.

Section 3051, "Investments", Standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments.

Section 3855, "Financial Instruments – Recognition and Measurement"and Section 3861, Financial Instruments – Disclosure and Presentation. Section 3855 requires all financial instruments be classified as one of the following: held for trading, held to maturity, loans and receivables and available for sale. Financial instruments held for trading are measured at fair value with gains and losses recognized in net income. Financial instruments held to maturity and loans and receivables are measured at amortized cost. Available for sale financial instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income.

Section 3865, "Hedges": Standards which specify the criteria under which hedge accounting is to be applied for fair value hedges, cash flow hedges, and hedges of net investment in a self-sustaining foreign operation. In hedge accounting, the carrying value of a hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income, when it is appropriate to do so. The change in fair value of the hedged item, to the extent the underlying hedging relationship is effective, is offset by changes in fair value of the derivative. The effective portion of the change in the fair value of the hedging derivative will be recognized in "other comprehensive income". The ineffective portion will be recognized in net income.

EARLY WARNING REPORT

SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 176 OF THE SECURITIES ACT (ALBERTA)
SECTION 92 OF THE SECURITIES ACT (MANITOBA)
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC)
NATIONAL INSTRUMENT 62-103

(1) Name and address of the offeror

Simmer & Jack Mines, Limited (the "offeror")
5 Press Avenue
Selby, Johannesburg
2025

(2) Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired

The offeror entered into a securities lending agreement (the "SLA") with Investec Bank Limited ("Investec") dated April 30, 2007 pursuant to which the offeror loaned to Investec up to 7.5 million common shares of First Uranium Corporation ("FIU") for purposes of increasing the liquidity of FIU's common shares on the Toronto Stock Exchange and the JSE Limited. The offeror subsequently provided notice to Investec that it wished to terminate the SLA with respect to 2.5 million FIU common shares and on August 20, 2007 ownership of 2.5 million FIU common shares was transferred back to the offeror by Investec. Excluding the 5 million FIU common shares that continue to be subject to the SLA, the offeror holds 76,722,653 FIU common shares, representing approximately 61% of the issued and outstanding common shares of FIU.

(3) Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release

Excluding the 5 million common shares that continue to be subject to the SLA, the offeror holds 76,722,653 FIU common shares, representing approximately 61% of the issued and outstanding common shares of FIU.

(4) Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (3) over which

(i) the offeror, either alone or together with any joint actors, have ownership and control

See (3) above.

(ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor**

Not applicable.

(iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but do not have ownership**

Not applicable.

(5) **Name of the market in which the transaction or occurrence that gave rise to the news release took place**

Not applicable.

(6) **Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer**

See (2) above.

(7) **Gėneral nature and material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities**

Not applicable.

(8) **Names of any joint actors in connection with the disclosure required by this report**

Not applicable.

(9) **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror**

See (2) above.

(10) **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities**

Not applicable.

DATED this 19th day of September, 2007.

SIMMER & JACK MINES, LIMITED

By: (Signed) John Berry
Name: John Berry
Title: Executive Director

ITEM 1 - REPORT TITLE PAGE

First Uranium Corporation

Technical Report on the Pre-Feasibility of the Buffelsfontein Tailings Recovery Project located near Stilfontein, North West Province, South Africa

Effective Date: 1 November 2007

Our Ref: R2008-01

D van Heerden (Director Minxcon): B.Sc. (Min.Eng.), M.Comm. (Bus. Admin.), ECSA, MSAIMM, AMMSA.

J Odendaal (Director Minxcon): B.Sc. (Geol), B.Sc. Hons (Min.Econ.), M.Sc. (Min. Eng.), Pr. Sci. Nat., FSAIMM, MGSSA, MAusIMM).

C Muller (Director Minxcon): B. Sc. Hons (Geol), Pr. Sci Nat. MGSSA.

H Sternberg (Geologist Minxcon): B. Sc. Hons (Geol), GDE (Wits), Pr. Sci Nat, MGSSA, MSAIMM

Minxcon

Suite 5, Coldstream Office Park,
Cnr Hendrik Potgieter & Van Staden,
Little Falls
Tel: +27 (11) 554 0010/14
Fax: 086 644 3343 (Local)
www.minxcon.co.za

ITEM 2 - TABLE OF CONTENTS

FIGURES

TABLES

APPENDICES

ITEM 3 - GLOSSARY OF TERMS

The following abbreviations have been used in the document:-

Abbreviation	Definition
ADU	Ammonium diurinate
Au	Gold
AusIMM	Australian Institute of Mining and Metallurgy
B.Sc	Bachelor of Science
BGM	Buffelsfontein Underground Gold Mine
BH or BH's	Borehole or Boreholes
Capex	Capital Expenditure
CGT	Capital Gains Tax
CIL	Carbon in Leach
COG	Cut-off Grade
CoR	Certificate of Registration
DCF	Discounted Cash Flow
DME	Department of Minerals and Energy
DRD	Durban Roodepoort Deep Gold Mining Company
DTM	Digital Terrain Model
DWAF	Department of Water Affairs and Forestry
ECSA	Engineering Council of South Africa
EMC	Ezulwini Mining Company
EMP	Environmental Management Plan
EMPR	Environmental Management Programme Report
First Uranium	First Uranium Corporation
FUSA	First Uranium (Pty) Ltd (South Africa)
GCS	Groundwater Consulting Services (Pty) Ltd
GMSSDD	Gold Mine Sand and Slime Dump Drillers
GSSA	Geological Society of South Africa
HCl	Hydrogen Chloride
HNO_3	Nitric Acid
IAS	Investment Analysts Society
LOM	Life of Mine
MCF	Mine Call Factor
ML	Mining Licence
MPRDA	Minerals and Petroleum Resources Development Act (No. 28 of 2002)
MR	Mining Right
MWS	Mine Waste Solutions
NI 43-101	National Instrument 43 101
NPV	Net Present Value
NSR	Net Smelter Royalty
NW	North West
OK	Ordinary Kriging
Opex	Operating Expenditure
PR	Prospecting Right
SAIMM	South African Institute of Mining and Metallurgy
SAMREC	South African Code for the Reporting of Mineral Resources and Mineral Reserves
SANAS	South African National Accreditation System
SG	Specific Gravity
SGM	Stilfontein Gold Mine
Simmers	Simmer and Jack Mines Limited
SRP	Surface Right Permit
U_3O_8	Uranium
UOC	Uranium di- and tri-oxide, reported as U_3O_8
UG	Underground
VAT	Value Added Tax
VCR	Ventersdorp Contact Reef
WMC	Waterpan Mining Company

The following units of measurement have been used in the document:-

Unit of Measurement	Definition
$	United States Dollar
a	annum
g	gram
g/t	grams per tonne
ha	hectares
hr	hour
k	kilo (thousand)
kg	kilogram
kg/t	kilograms/tonne
km^2	square kilometre
lb	Pound
m	metre
Ma	Million years
MASL	metres above sea level
Mlb	Million pounds
Mt	Million tonnes
oz	ounce (troy)
t	metric tonne
t/m	tonnes per month
t/m^3	tonnes per metre cubed
tpa	tonnes per annum
tpd	tonnes per day
yr	year
ZAR	South African Rand

ITEM 4 - SUMMARY

INTRODUCTION, PROJECT DESCRIPTION AND LOCATION

Minxcon (Pty) Ltd ("Minxcon") was commissioned by First Uranium Corporation ("First Uranium" or the "Corporation")) to compile an updated Technical Report on the Buffelsfontein Tailings Recovery Project ("the Project"), located near the town of Stilfontein, North West Province, South Africa.

The Project comprises fifteen tailings dams, twelve of which originated from the processing of material from the Buffelsfontein Gold Mines Limited ("BGM") (formerly the Buffelsfontein and Hartebeestfontein Underground Gold Mines), and three Mine Waste Solutions (Pty) Ltd ("MWS") tailings dams, which originated from the processing of material from the now defunct Stilfontein Gold Mine ("SGM"), as well as a gold recovery plant on the MWS site, which is situated near the currently operating BGM Underground Mine and which is currently recovering gold from the tailings. The entire project, comprising all fifteen tailings dams, is herein referred to as the Project. The twelve dams comprising the OLD Buffelsfontein Tailings Recovery Project include the following:-

- Buffels 2, 3, 4 and 5, collectively known as the Buffels Dams;
- Harties 1, 2, 5, 6 and 7; and
- Flanagan, Ellaton and NKGE

} Collectively known as the Harties Dams

The three MWS dams that now form part of the Project include MWS 2, 4 and 5 dams.

First Uranium intends to immediately start construction for the expansion of the existing MWS gold plant and the initial modules of a new uranium plant at the Project, with commissioning expected in November 2008.

The most significant changes included in this Technical Report from the previously announced 22 May 2007 preliminary assessment report, in order of their impact on the economics of the Project, include:

- A decision to increase price assumptions for gold and uranium, based on consensus forecasts;
- an increase in the capital investment in the Project due to the escalation in the cost of construction materials and the expanded scope of the Project;
- a decision to implement an atmospheric leach process in the initial year of operation and a subsequent change to a pressure leach process that is expected to yield higher recovery rates and boost production;
- an increase in the recovery rate of uranium in the flotation process; and
- the conversion of the Project's Mineral Resources to Mineral Reserves.

The following changes to the Project's commodity price and exchange rate assumptions have been made:-

Years Ending		Unit	Mar 2009	March 2010	March 2011	March 2012	> March 2012
May 2007	Gold Price	$/oz	500	500	500	500	500
	Uranium Price	$/lb	50	50	50	50	50
	Exchange Rate	ZAR/$	7.4	7.4	7.4	7.4	7.4
December 2007	Gold Price	$/oz	737	734	683	627	635
	Uranium Price	$/lb	104	104	91	78	45
	Exchange Rate	ZAR/$	7.4	7.4	7.4	7.4	7.4

Notes:

The current real term commodity price assumptions are based on the consensus of the nominal forecasts by the Investment Research Analysts at 13 North American-based brokerage firms, adjusted downward by the US inflation rate for the period covering the construction of the Project

The following table details the changes that have been made to the Project:-

Area	Units of Measure	May 2007	December 2007	Change
Gold Plant				
Design Capacity of Gold Plant				
Module 1	Tonnes per month	600,000	633,000	6%
Module 2	Tonnes per month	600,000	650,000	8%
Module 3	Tonnes per month	600,000	650,000	8%
Total	Tonnes per month	1,800,000	1,933,000	7%
Average annual gold production	'000 oz	128	126	-2%
Peak annual gold production	'000 oz	165	182	10%
Total LOM gold production	'000 oz	2,054	2,024	-1%
Average LOM gold recovery	%	67.2%	66.0%	-120bps
Uranium Plant				
Design Capacity of Uranium Plant				
Module 1	Tonnes per month	60,000	63,000	5%
Module 2	Tonnes per month	60,000	65,000	8%
Module 3	Tonnes per month	60,000	65,000	8%
Total	Tonnes per month	180,000	193,000	7%
Average annual uranium production	'000 lb	922	1,339	45%
Peak annual uranium production	'000 lb	1,595	2,231	44%
Total LOM uranium production	'000 lb	14,748	20,078	36%
Average LOM uranium recovery	%	28.8%	33.0%	420 bps
Financial Measures				
Net present value	$millions	295	505	71%
Internal rate of return	%	69%	151%	8,200bps
Capital investment	$millions	148	260	76%
Peak funding	$millions	83	67	-19%
Life of Mine ("LOM")	Years	16	16	-
Cash cost - Gold	$/oz	220	264	20%
Cash cost – Uranium	$/lb	22	24	9%
Total operating cost	$/tonne	2.55	3.10	22%

Notes:

1. LOM is the abbreviation of 'life of mine'.
2. The tonnes to be processed in the uranium plant are included in, not additional to, the tonnes to be processed in the gold plant.
3. NPV is calculated using an 8% real discount rate and a 13% mass pull.

Since the acquisition of Mine Waste Solutions ("MWS") effective June 6, 2007, the Project has effectively been in operation. The acquired infrastructure averaged 570,000 tonnes of tailings per month through the gold plant with a proven capacity in excess of 600,000 tonnes of tailings per month. In September 2007, the Corporation's Board of Directors approved an expansion of the capacity of the gold plant to process 633,000 tonnes of tailings per month. This expansion is expected to be completed by January 2008.

Also in September 2007, the Board of Directors approved the construction of a monitoring station and pipelines to transport the tailings that would be hydraulically mined from the Buffels and Harties tailings dams. The monitoring station and pipelines are now in production.

The further expansion of the MWS gold plant to double its capacity and the construction of the first two modules of the Project's uranium plant are to begin immediately for commissioning in November 2008. The third and final modules of the gold plant and the uranium plant are to be commissioned in November 2009.

First Uranium believes that the effective recovery rate from mill feed to uranium production for the Project will be better than previously determined due to the expected results of further test work. The effective recovery rate is the combination of recoveries in the flotation process and in the plant. The preliminary assessment for the Project published in May 2007, reported a 30% recovery in the flotation process and a 90% recovery in the plant for a blended recovery rate of 27%.

Recent tests lead the Corporation to expect a 36.8% recovery from the flotation process. Plant recovery rates, however, will initially be less than the previously reported 90% rate as management has decided to refine the pressure leach process and intends to commission the first two modules of the uranium plant as planned in November 2008 with an atmospheric leach process. Initially the plant is expected to achieve a yield of 75% using an atmospheric leach process. The economic model in the Report is based on the assumption that by November 2009 the Corporation will have completed sufficient testing to confirm the validity of the pressure leach process in advance of the implementation process.

Although still in the pre-feasibility stage, the pressure leach process is expected to increase the plant recovery rate back to 90% for an effective recovery rate of 33% and, hence, yield a higher uranium production. The pressure leach process will also contribute an acid by-product for the gold circuit to improve gold recovery.

Earlier plans for the Project to currently be at the feasibility stage are being postponed until further testing of the pressure leach process is completed and agreements to ensure access to the land covering the preferred site for the new tailings dam are concluded.

OWNERSHIP

The following diagram illustrates the ownership of First Uranium.

Ownership Structure



Simmers and Jack Mines Limited
62.4%
First Uranium Corporation
100%
Ezulwini Mining Company (EMC)
First Uranium (Pty) Ltd (FUSA)
100%
Mine Waste Solutions
100%
Chemwes
MWS 2 Dam
MWS 4 Dam
MWS 5 Dam
Bobsat Investments
100%
Transvaal Gold Mining Estates Limited (TGME)
100%
Buffelsfontein Gold Mines Limited
100%
Caledonian Mining Company Limited
95%
Sabie Mines
100%
Buffels 2 Dam
Buffels 3 Dam
Buffels 4 Dam
Buffels 5 Dam
Harties 1 Dam
Harties 2 Dam
Harties 5 Dam
Harties 6 Dam
Harties 7 Dam
Flannagan Dam
Ellaton Dam
NKGE Dam
Minxcon

The preliminary assessment for the project published in May 2007 reflected a different ownership structure, wherein Waterpan Mining Consortium ("WMC") owned 10% of Ezulwini Mining Company ("EMC"). It is expected that the Corporation will acquire the remaining 10% interest in EMC from WMC during December 2007.

As is illustrated in the diagram, the twelve Harties and Buffels dumps are held by BGM and the three MWS dams by Chemwes. The new order Mining Right will be applied for in the name of MWS, who will be the operating entity (See Item 7 (c)).

GEOLOGY AND EXPLORATION

The tailings dams are made up of tailings material which originated from the processing of the underground ore from BGM and old SGM. The BGM and SGM are/were deep level gold mines, which extracted the tabular, conglomeritic orebodies of the Klerksdorp Goldfield, namely the Vaal Reef and the Ventersdorp Contact Reef ("VCR"). These reefs contain gold, as well as uranium, however for most of the duration of the mines life, only gold was extracted.

Recent geological work at the Project, which included drilling 66 new boreholes on the tailings dams and the remodelling of all the dams, increased the level of confidence in the Mineral Resources. The subsequent conversion of most of the Project's Mineral Resources to Proven and Probable Reserves resulted in a reduction in the number of tonnes, ounces and pounds on some tailings dams, but this was more than offset by the confirmation of a portion of the Mine Waste Solutions ("MWS") 5 dam as a Probable Reserve. Although it was hoped that the conversion of the MWS 5 dam would extend the life of the Project, the life of the Project will remain at approximately 16 years due to the higher monthly feed capacity of the gold plant and the changes between the Mineral Resources and the Mineral Reserves.

MINERAL RESOURCES AND MINERAL RESERVES

The following tables detail the Mineral Resources and Mineral Reserves contained in the fifteen tailings dams as at 1 November 2007:-

Mineral Resource Estimate as at 1 November 2007

Surface			Tonnes	Gold			Uranium		
Category	Place	Dam	Mt	Aug/t	Au('000oz)	Au tonnes	U_3O_8kg/t	U_3O_8Mlb	U_3O_8 tonnes
Measured	Buffels	2	24.1	0.398	309	9.6	0.086	4.58	2,077
	Buffels	3	24.9	0.350	280	8.7	0.099	5.44	2,466
	Buffels	4	14.1	0.374	170	5.3	0.102	3.17	1,439
	Harties	5	23.9	0.213	163	5.1	0.062	3.26	1,479
	Harties	6	13.3	0.199	85	2.6	0.063	1.85	839
Total Measured			**100.3**	**0.312**	**1,008**	**31.3**	**0.083**	**18.30**	**8,300**
Indicated	Buffels	5	47.6	0.235	360	11.2	0.063	6.62	3,001
	Harties	1	74.4	0.261	624	19.4	0.062	10.17	4,611
	Harties	2	43.8	0.262	369	11.5	0.060	5.79	2,626
	Harties	7	1.3	0.267	11	0.3	0.164	0.46	211
	Harties	NKGE	1.2	0.501	19	0.6	0.182	0.47	214
	MWS	2	0.6	0.450	9	0.3	0.082	0.11	49
	MWS	4 (Domain 1)	9.7	0.138	43	1.3	0.047	1.01	456
	MWS	4 (Domain 2)	17.4	0.280	157	4.9	0.133	5.12	2,322
	MWS	5	40.3	0.310	402	12.5	0.088	7.81	3,543
Indicated Total			**236.3**	**0.262**	**1,993**	**62.0**	**0.072**	**37.55**	**17,033**
Measured & Indicated			**336.6**	**0.277**	**3,000**	**93.3**	**0.075**	**55.85**	**25,333**
Inferred	Harties	Flanagan	0.0	0.694	1	0.0	0.152	0.02	7
	MWS	5	15.2	0.300	146	4.6	0.095	3.17	1,437
	MWS	5 (from MWS 2)	4.7	0.175	26	0.8	0.102	1.05	476
	Harties	Ellaton	1.3	0.387	16	0.5	0.147	0.41	187
Inferred Total			**21.2**	**0.279**	**189**	**5.9**	**0.100**	**4.64**	**2,106**

Notes:
1. Mineral Resources are quoted as in-situ Mineral Resources.
2. No cutoff grades were applied.
3. Rows and columns may not add exactly due to rounding.
4. Mineral Resources include Mineral Reserves. Resources which are not Reserves do not have demonstrated economic viability.
5. Table reflects depletion of 1.5 million tonnes from July through October 2007 for MWS 2 Dam.
6. MWS 4 Dam is split into two domains, namely Domain 1, which is the uppermost section of the dam, and Domain 2, the lowermost portion of the dam. The tailings dam has been evaluated in two separate sections as they show distinct differences in grade.

Mineral Resource to Mineral Reserve Conversion

The following factors have been used to calculate the gold equivalent cut-off grades that were used to convert the Mineral Resources to Mineral Reserves:-

Type	Description	Au Factor	U Factor	Unit
Ore Resource	Density	1.42	1.42	t/m^3
Mining	External sources - dilution	0%	0%	%
Mining	Mine call factor ("MCF")	99.88%	100%	%
Processing	Plant recovery factor	66%	90%	%
Processing	Flotation plant recovery		37%	%
Processing	Flotation plant mass pull		13%	%
Flotation Cost	Treatment Costs - Total Tonnes	na	0.45	US$/t
Uranium Treatment Cost	Treatment Costs - Float Conc. Tonnes	na	13.20	US$/t
Gold Treatment Cost	Treatment Costs - Total Tonnes	1.55	na	US$/t
Revenue	Exchange Rate	7.40	7.40	R/USD
Revenue	Metal price	500	50	USD/oz USD/lb
Revenue	Metal price	16,075	110	US$/kg
Conversion	Oz/kg	32.15076		Oz
Conversion	lb per kg		2.20466	lb

A 0% mining dilution has been used as no mining dilution is likely to take place as the tailings dams are mined out completely. The soil at the bottom of the dams that is likely to be mined and processed will also be mineralised as the gold and uranium migrate into the soil via gravity. A 100% MCF for uranium has been used for this exercise, as the MCF cannot be calculated. The MCF of 99.88% was calculated during the processing of MWS 2 dam.

Gold paylimits were calculated as follows (**2008** paylimit calculation):-

	Value	Unit	Paylimit (g/t)	Action
Metal price	20	US$/g		
OPEX	2.00	US$/t	0.098	OPEX/ Metal Price
Dilution	0%	%	0.098	=PL x (1+Dilution %)
Mine call factor	99.88%	%	0.098	=PL/MCF
Recovery	66%	%	**0.149**	=PL/Recovery

The OPEX used in this table includes the floatation costs and Au Plant costs, which are detailed in Table 38 in the document.

Uranium paylimits were calculated as follows (**2008** paylimit calculation):-

Factor	Value	Unit	Paylimit (g/t)	Action
Metal price	99	US$/g		
OPEX	13.20	US$/t	17.3	OPEX/ Metal Price
Dilution	0%	%	17.3	=PL x (1+Dilution %)
Mine call factor	100%	%	17.3	=PL/MCF
Recovery	33%	%	**52.3**	=PL/Recovery

* Recovery of 33% is achieved as follows: 90% x 36.8% = 33%

Gold Equivalent paylimits were calculated as follows (**2008** paylimit calculation):-

Factor	Value	Unit	Paylimit (g/t)	Action
Metal price	20	US$/g		
OPEX	**3.72**	US$/t	0.182	OPEX/ Metal Price
Dilution	0%	%	0.182	=PL x (1+Dilution %)
Mine call factor	99.88%	%	0.182	=PL/MCF
Recovery	66%	%	**0.276**	=PL/Recovery

The OPEX used in this table is calculated as follows: - Gold OPEX + (Uranium OPEX x 13% Mass Pull).

The following table details the summary of the gold, uranium and gold equivalent paylimits for 2007 through to 2011, after which it will remain constant:-

Year	Year Ending	Gold		Uranium		Gold Equivalent	
		Cost (US$/t)	Pay Limit g/t	Cost (US$/t)	Pay Limit g/t	Cost (US$/t)	Pay Limit g/t
2007	Mar-08	2.05	0.152	na	na	na	na
2008	Mar-09	2.00	0.149	13.20	52.3	3.72	0.276
2009	Mar-10	2.00	0.149	8.50	33.7	3.11	0.231
2010	Mar-11	1.89	0.141	7.82	31.0	2.91	0.231
2011	Mar-12	1.89	0.141	7.82	31.0	2.91	0.216

The following table details the gold equivalent grades of all the dams, as well as illustrating the dams that have grades above the cut-off grades ("COG") over time. The gold equivalent grade of 0.276g/t (which rounds off to 0.28g/t) was used as the COG for the Mineral Reserve Declaration:-

Dam	Gold Equivalent Grade	Above COG
Harties 1	0.384	Yes
Harties 2	0.381	Yes
Harties 5	0.336	Yes
Harties 6	0.324	Yes
Harties 7	0.593	Yes
Buffels 2	0.569	Yes
Buffels 3	0.547	Yes
Buffels 4	0.577	Yes
Buffels 5	0.360	Yes
NGKE	0.863	Yes
MWS 2	0.613	Yes
MWS 4 (Dom 1)	0.231	No
MWS 4 (Dom 2)	0.545	Yes
MWS 5 Indicated	0.485	Yes

Notes: Yellow cells indicate dams that did not meet the COG and were therefore not classified as Mineral Reserves

Flanagan and Ellaton dams and the MWS 5 (Inferred) section and MWS 5 section from the MWS 2 tailings have not been included in this table as they are classified as Inferred Resources, and therefore cannot be converted to Mineral Reserves. Domain 1 of the MWS 4 dam was also not included in the Mineral Reserves, as it did not achieve the COG.

Using the above criteria, the following Mineral Reserves have been classified:-

Mineral Reserve Estimate as at 1 November 2007

Surface			Tonnes	Gold			Uranium		
Category	Place	Dam	Mt	Aug/t	Au('000oz)	Au Tonnes	U_3O_8kg/t	U_3O_8Mlb	U_3O_8 tonnes
Proven	Buffels	2	24.1	0.398	309	9.6	0.086	4.58	2,077
	Buffels	3	24.9	0.350	280	8.7	0.099	5.44	2,466
	Buffels	4	14.1	0.374	170	5.3	0.102	3.17	1,439
	Harties	5	23.9	0.213	163	5.1	0.062	3.26	1,479
	Harties	6	13.3	0.199	85	2.6	0.063	1.85	839
Proven Total			**100.3**	**0.312**	**1,008**	**31.3**	**0.083**	**18.30**	**8,300**
Probable	Buffels	5	47.6	0.235	360	11.2	0.063	6.62	3,001
	Harties	1	74.4	0.261	624	19.4	0.062	10.17	4,611
	Harties	2	43.8	0.262	369	11.5	0.060	5.79	2,626
	Harties	7	1.3	0.267	11	0.3	0.164	0.46	211
	Harties	NKGE	1.2	0.501	19	0.6	0.182	0.47	214
	MWS	2	0.6	0.450	9	0.3	0.082	0.11	49
	MWS	4 (Domain 2)	17.4	0.280	157	4.9	0.133	5.12	2,322
	MWS	5 (Indicated)	40.3	0.310	402	12.5	0.088	7.81	3,543
Probable Total			**226.6**	**0.268**	**1,950**	**60.6**	**0.073**	**36.55**	**16,578**
Total Proven &Probable			**326.9**	**0.281**	**2,957**	**92.0**	**0.076**	**54.85**	**24,877**

Notes:

1. Mineral Reserves are quoted as fully diluted delivered to mill estimates.
2. Based on assumptions of a gold price of $635 per ounce, a uranium price of $45 per pound and ZAR/$ exchange rate of 7.40, which are long term forecast figures (post 2012).
3. A Reserve COG of 0.28 grams per tonne gold equivalent was used, uranium grades were converted to gold equivalent using a conversion factor of 1 gram per tonne, which equals 0.503 kilograms per tonne on an extracted metal basis.

4. Rows and columns may not add exactly due to rounding.
5. The average LOM gold recovery applied was 66%.
6. An effective LOM uranium recovery of 27% was used and is based on an atmospheric leach process.
7. Only Domain 2 of the MWS 4 dam has been converted to a Mineral Reserve as the gold grade in Domain 1 is below cutoff.
8. Table reflects depletion of 1.5 million tonnes from July through October 2007 for MWS No. 2 Dam.
9. **The legal tenure of the NKGE dam is uncertain.**

ECONOMIC ANALYSIS

Valuation Method

The Discounted Cash Flow ("DCF") method of mineral project valuation was used to estimate the value of the project. This method is generally applied to late stage exploration to early development projects. This report constitutes a pre-feasibility study, which has demonstrated positive economic results, thus enabling the Corporation to commence with the construction of the plants and associated infrastructure. The Corporation will progress with the necessary work to move the Project from Pre- Feasibility to Feasibility level.

Commodity Prices

The metal prices and US$/ZAR exchange rate that was used in the DCF are shown in the table above, on page ix. A decision was made to increase the price assumptions, as the prices of $500/oz for gold and $50/lb for uranium were considered to be outdated, considering the current prices for the commodities. Therefore, prices of $737/oz (2008) for gold and $104/lb (2008) for uranium were used in light of the fact that for 1 November 2007, the price of gold closed at $790.25 per ounce (London PM Fix) and the average price for uranium in November 2007 was US$93/lb. The US$/ZAR exchange rate as at 1 November 2007 was ZAR/US$6.56.

The gold and uranium prices, used in the valuation of the Project, were calculated from an average nominal consensus forecast from thirteen investment banking institutions, which were then deflated by the US inflation rate of 2.5% (from 2008 to 2011) to bring the figures back to real terms. After 2011 the long term trends were used.

Discount Rates

A real discount rate of 8% was used in the DCF.

Discounted Cash Flow

The following table details the summary of the DCF (Real Terms):-

Discount Rate	8%
Project Value (US$ million)	504.84
IRR (%)	151%
Total Oz in LOM Plan	3,027,068
US$/Oz	166

NPV Sensitivities

The sensitivity of the NPV to metal price, variable costs and capital expenditure ("Capex") are detailed in the table below:-

Metal Price/Exchange Rate				
80%	**90%**	**100%**	**110%**	**120%**
287.25	396.27	504.82	613.15	721.48
Variable Cost				
80%	**90%**	**100%**	**110%**	**120%**
506.66	505.74	504.82	503.90	502.98
Capex				
80%	**90%**	**100%**	**110%**	**120%**
538.16	521.49	504.82	488.15	471.06

- The NPV is most sensitive to metal prices, exchange rates and Capex. Due to large upfront expenditure on the plant and a relative short LOM, Capex also has an impact, although to a lesser extent than the economic factors.

CONCLUSIONS AND RECOMMENDATIONS

Minxcon have reviewed all the information and have made the following observations:-

- The preliminary assessment for the project published in May 2007 reflected a tonnage estimate that was based upon historical survey returns to the DME. The revised tonnages are based upon surveyed volume and measured densities that reconcile with the recent reprocessing of MWS 2 dam. Consequently the density of the tailings material has been revised from $1.6t/m^3$ to $1.42t/m^3$. The revised density is considered by Minxcon to be more realistic;
- Previously, the Mineral Resources were estimated using the Central Limit Theorem. All the dams have subsequently undergone an in-depth geostatistical remodelling using Datamine® as the platform package. An in-house estimation programme was used for the geostatistical modelling, which is also used by a series of major mining companies. All the dams have been re-estimated according to sound geostatistical principals, which have verified the confidence levels applied to the Mineral Resource estimation. Simple and Ordinary kriging methodologies were employed. The kriging method of Mineral Resource estimation is deemed appropriate for the style of mineralisation and is consistent with CIM guidelines;
- The preliminary assessment for the project published in May 2007 reflected the use of Pressure Leach technology. Since May 2007, significant test work has been undertaken, which is however not yet complete. Consequently, First Uranium has adopted a hybrid approach, which includes the initial use of proven Atmospheric Leach technology. The migration from Atmospheric Leaching to Pressure Leaching in the uranium plant in November 2009 is expected to reduce plant operating costs. In addition, the acid produced from the Pressure Leach circuit will positively impact the recovery of gold from the gold plant;
- The NPV of the Project is positive at US$505 and the IRR is 151%;
- The Projects economics are most sensitive to the Metals Prices, Exchange rates and Capex
- The Life of Mine of the Project is estimated at 16 years;
- No Inferred Mineral Resources were included in the economic analysis contained in this Technical Report. The Mineral Resources that were not converted to Mineral Reserves, either do not have demonstrated economic viability, as illustrated by the COG calculations, or do not have sufficient information to confirm the gold and uranium grades; and
- The only additional work that is anticipated includes the work to be undertaken on the new tailings dam that will be built to accommodate the reprocessed tailings from the fifteen tailings dams included in this report. Both the design and construction elements are already covered within the existing budget.

The following Items are recommended for consideration as the Project moves forward:-

- Negotiations with the landowners to secure options for the land, comprising the new tailings dam site, need to be concluded;
- The pressure leach testwork for the design for the uranium processing plant must be finalised;
- The legal tenure of the Flanagan, Ellaton and NKGE dams must be resolved as the uncertainty behind the security of tenure of these dams places doubt on these Mineral Resources being converted to Mineral Reserves. It should be noted that these three dams collectively constitute 1.1% of the gold Resource and 1.5% of the uranium Resource.

ITEM 5 - INTRODUCTION

ITEM 5 (A) - TERMS OF REFERENCE

Minxcon (Pty) Ltd. ("Minxcon") was commissioned by First Uranium Corporation ("First Uranium") to compile an updated Technical Report on the Buffelsfontein Tailings Recovery Project ("the Project"), located near the town of Stilfontein, North West Province, South Africa for use as a posting on the Canadian securities regulatory electronic filing site, Sedar. The Project comprises fifteen tailings dams, which contain both gold and uranium. In order to meet the terms of reference and scope of work of this report, Minxcon visited the Project on several occasions during 2007 and January 2008 to become familiar with the workings and to collect information. Minxcon comprehensively reviewed all of the critical issues during the discussions held with the relevant First Uranium managers and personnel.

ITEM 5 (B) - PURPOSE OF THE REPORT

The purpose of this report was to disclose all the material changes that have taken place to the Project since the May 22, 2007 preliminary assessment report for the Project. The report is compliant with the specifications embodied in South African Code for Reporting of Mineral Resources and Mineral Reserves ("SAMREC Code"), as well as Standards of Disclosure for Mineral Projects as set out by the Canadian Code for reporting of Resources and Reserves - National Instrument 43-101 (Standards of Disclosure for Mineral Projects), Form 43-101F1 and the Companion Policy Document 43-101CP ("NI 43 101").

ITEM 5 (C) - SOURCES OF INFORMATION

The following sources of information were used to compile this report, including:-

- Environmental - Environmental Management Programme Report ("EMPR") on the Reprocessing of the Stilfontein No 2 Slimes Dam (November 2001) and Environmental Management Plan ("EMP") by Groundwater Consulting Services (Pty) Ltd ("GCS") (October 2007);
- Legal - First Uranium Corporation and GCS.
- Mineral Resources and Mineral Reserves - Minxcon Report dated 14 December 2007.
- Capital and Operating Cost of Plant - K'enyuka (Pty) Ltd ("K'enyuka"); and
- Cash flow Model - Trevor Pearton (Independent Consultant), reviewed and remodelled by Minxcon.

Over and above these sources of information, discussions were held with personnel from First Uranium as well as consultants to First Uranium and much valuable information obtained. Other documentation and sources of information are listed at the end of this report, in Item 25.

ITEM 5 (D) - QUALIFIED PERSONS PERSONAL INSPECTION OF THE PROJECT

Minxcon is an independent advisory company. Its consultants have had extensive experience in preparing technical and economic advisors' and valuation reports for mining and exploration companies. Neither Minxcon nor its staff have any interest capable of affecting its ability to give a fair opinion, and will not receive any pecuniary or other benefits in connection with this assignment, other than normal consulting fees.

The authors of this report are members in good standing of appropriate professional institutions. The qualifications and professional registrations of the qualified persons who have contributed to this evaluation are provided at the end of this report:

The following persons are qualified persons, as defined in SAMREC and NI 43-101, and responsible for the preparation of the report:-

Geology and Evaluation - Charles Muller (Director Minxcon): B.Sc Hons (Geol), Pr. Sci. Nat.400201/04

Charles has a wealth of knowledge in the field of geology and mineral resource evaluation. Charles is an expert in data processing, ore-body modelling and mineral resource evaluation using Datamine ™, as well as the other major computer packages aimed at the minerals industry. During his 24 years in the mining industry, he has gained extensive experience in the fields of sedimentology, gold exploration and target generation of gold, platinum, diamonds, coal and base metal projects. His skills in software development, customizing data systems and integration of databases are widely recognised in the mining industry. Charles has been involved with the modelling and geostatistical evaluation of various ore-bodies across the globe. He has presented papers on ore resource evaluation at international venues and has a number of publications to his credit.

Mining and Mineral Reserves - Daan v Heerden (Director Minxcon): B.Sc. (Min. Eng.), M.Comm. (Bus. Admin.), ECSA Reg. No.20050318, FSAIMM Reg. No.37309. 4.

Daan has worked as a Mining Engineer for a total of 23 years and has obtained significant experience in managing mining operations in South Africa and abroad, both underground and open cast, for world-class major mining and for junior mining companies. He also has extensive experience in new business development locally and internationally being responsible for such activities for two major mining companies, one focused on gold and the other platinum. He also made significant contributions in the areas of Mineral Reserve Management and Mine Services Management, with the purpose of improved mining productivity and reduced operating cost.

Financial Analysis - Johan Odendaal (Director Minxcon): B.Sc. (Geol), B.Sc. Hons (Min. Econ.), M.Sc. (Min. Eng.), Pr. Sci. Nat. Reg. No. 400024/04, FSAIMM Reg. No. 702615, MGSSA No. 965119, MAusIMM Reg. No. 220813, IAS.

Johan has worked as a Geoscientist for a total of 22 years. He was actively involved in advising mining companies and investment bankers on corporate related issues. As a rated mining analyst he became a globally recognized industry valuation specialist.

Compliance and Reporting - Heidi Sternberg (Minxcon Mineral Project Analyst): B.Sc. Hons (Geol), GDE, Pr. Sci. Nat. Reg. No. 400113/05, MSAIMM Reg. No.702754 , MGSSA Reg. No. 964804.

Heidi began her career as a geologist, working on a deep level gold mine in South Africa, after which she joined a Mining Consultancy Company where she worked for four years, which included compilation of documentation including due diligence, technical and competent persons' reports covering a wide range of commodities located in several countries. She specializes in the compilation and writing of documentation for mineral companies required for both local and international stock exchanges.

The authors of this report visited the operation on numerous occasions during 2007 and January 2008 and are familiar with all aspects of the Project.

ITEM 6 - RELIANCE ON OTHER EXPERTS

Minxcon independently estimated the Mineral Resource and Mineral Reserve estimates of the tailings dams.

With regard to the legal information, Minxcon has relied on First Uranium for information included in this Technical Report. No independent research regarding the property title to the twelve Buffels and Harties dams, prospecting or mining rights of the Project has been undertaken on the project.

All the environmental information included in this report has been sourced from the Environmental Management Programme Reports and Closure Cost Estimate Reports, compiled by Groundwater Consulting Services (Pty) Ltd or Envirogreen Consulting (Pty) Ltd.

The financial analysis was conducted by Trevor Pearton, an independent First Uranium consultant. However, Minxcon independently checked all the assumptions and inputs to the Discounted Cash flow and ran all inputs in the Minxcon in-house model.

Minxcon has scrutinized all the information provided by these companies and is satisfied that the information is sound and could be used in the estimation of the Mineral Reserves that were used in the economic evaluation of the mine.

ITEM 7 - PROPERTY DESCRIPTION

The Project is located in the western portion of the Witwatersrand Basin, some 160km from Johannesburg approximately 8km from the town of Klerksdorp at Stilfontein in the North West Province, Republic of South Africa (Figure 1). The location of the fifteen tailings dams proposed for recovery is illustrated in Figure 2. The operations are situated on portions of the farms Stilfontein 408IP (MWS 2, 4 and 5 Dams and Plant), Buffelsfontein 443 IP (Buffels 1, 2, 3 and 4 Dams), Mapaiskraal 441 IP (Buffels 5 Dam), Zandpan 423 IP (Harties 1, 2, 5 and 6 Dams), Townlands 424 IP (Harties 7, NKGE and Flanagan Dams) and Strathmore 436 IP (Ellaton Dam). Only the Buffels 1 dam has not been evaluated, as it is currently being used to deposit the tailings produced from BGM.

The MWS operations involve the hydraulic mining of old tailings dams, pumping the slurry to a CIL plant at a rate of 600,000tpm (which will increase to 633,000tpm by January 2008), and then depositing the treated tailings onto MWS Dam 5. Water for the operations is obtained from Margaret shaft dewatering.

The hydraulic mining and the management of the MWS tailings dam is undertaken by Fraser Alexander Tailings (Proprietary) Limited ("Fraser Alexander") on contract to MWS. Fraser Alexander is also responsible for the rehabilitation of the footprint of the mined tailings dams and the closure of the resulting tailings dams from the retreatment process.

Figure 1: Location of the Project Area


Location of the Buffelsfontein Tailings Dam Project Area
Zimbabwe
N
Botswana
Mozambique
Namibia
Buffelsfontein Project
Pretoria
Nelspruit
Maputo
Swaziland
Upington
Kimberley
Bloemfontein
Lesotho
Richard's Bay
Durban
Springbok
South Africa
Colesburg
Port Shepstone
Middleburg
Umtata
Atlantic Ocean
Indian Ocean
Vredenburg
Cape Town
George
Kynsna
Port Elizabeth
East London
Scale
0
500 km
Minxcon

Figure 2: Location of Tailings Dams


Location of Tailings Dams
N
Palmietfontein 403 IP
MWS 4
MWS 5
Stilfontein408 IP
MWS 2
N 12
26°50'
KLERKSDORP
STILFONTEIN
Wildebeestpan
442 IP
Stilfontein 401 IP
Townlands of Klerksdorp
424 IP
Zandpan 423 IP
FLANAGAN
HARTEBEESTFONTEIN SECTION
Hartebeestfontein 422 IP
H6
H5
H1
SITE 3
H2
NKGE
Mapaiskraal
441 IP
BUFFELSFONTEIN SECTION
ELATON
H7
Strathmore
26°55'436 IP
B2
B1
B5
B3
B4
Buffelsfontein 443 IP
SCALE
0
2km
North West Province
Free State
Province
26°42'
26°47'
26°52'
Source: First Uraniu

ITEM 7 (A) AND (B) - EXTENT AND LOCATION OF THE PROPERTY

The Project is located on portions of the farms Stilfontein 408IP, Buffelsfontein 443 IP, Mapaiskraal 441 IP, Zandpan 423 IP, Townlands of Klerksdorp 424 IP and Strathmore 436 IP, surrounding the town of Stilfontein, North West Province, South Africa (Figure 1 and Figure 2). The project is centred around the following coordinates:-

- 26° 50' S
- 26° 47' E

The area is relatively flat lying, and the elevation varies between 1,330m above mean sea level ("mamsl") and 1,350mamsl.

The tailings dams are scattered over an area that stretches approximately 13.5km north-south and 14km east-west. The footprints of the fifteen tailings dams cover an area of approximately 1,100ha.

ITEM 7 (C) AND (D) - LEGAL ASPECTS AND TENURE

South Africa has a complex system of mineral tenure, with all old order rights having to be converted to new order rights under the new regulations of the Mineral and Petroleum Resources Development Act ("MPRDA") by 2009. The entire system of South African Tenure over minerals is detailed in Item 22 of this report. The Project extends across portions of the following farms:-

- Stilfontein 408IP (MWS 2, 4 and 5 Dams and Plant),
- Buffelsfontein 443 IP (Buffels 1, 2, 3 and 4 Dams),
- Mapaiskraal 441 IP (Buffels 5 Dam),
- Zandpan 423 IP (Harties 1, 2, 5 and 6 Dams),
- Townlands 424 IP (Harties 7, NKGE and Flanagan Dams) and
- Strathmore 436 IP (Ellaton Dam).

A summary of the legal aspects and tenure relating to these areas is detailed in the sections below:-

<u>Current Prospecting Right and Mining Licence - Buffels and Harties Dams</u>

BGM filed an application with the South African Department of Minerals and Energy ("DME) for a Prospecting Right (Ref No NW30/5/1/1/2/1488PR) with respect to uranium, sulphur (pyrite) and other minerals in terms of the BGM and tailings dams in order to secure its priority to such a right. The application was accepted by the DME on 4 July 2007 (Attached in Appendix 1). It should be noted however that the following discrepancies occurred in the Prospecting Right Application:-

1. The diagram indicates that the Ellaton dam is included in the application, but Ellaton occurs on Klerksdorp Townlands 436 IP (also known as Strathmore 436 IP), not Klerksdorp Townlands 424 IP which farm is included in the granting of the Prospecting Right Application letter. For this reason, the approved Prospecting Area excludes Ellaton.
2. Flanagan and NKGE dams do occur on Klerksdorp Townlands 424 IP, however the diagram illustrating the area covered by the Prospecting Right does not include these dams.

Due to these discrepancies, the legal tenure of the Flanagan, Ellaton and NKGE dams could not be verified.

In the interim, the Buffels 2 Dam, from which production is expected to begin in December 2007, will be mined under the Tailings and Mining Right Agreement between BGM and First Uranium (Pty) Ltd until such time as the Mining Right has been Granted and Notarially Executed by the Department of Minerals and Energy ("DME") and transferred from BGM to MWS.

An old order Mining Licence for the mining of the underground portions of BGM, as well as the surface tailings dams (for gold only) is still in place and is valid up to 30 April 2009.

Current Mining Rights - MWS Dams

The MWS dams have an old order Mining Licence (ML16/2003) to mine the material from the MWS 2, 4 and 5 dams that is valid until 21 February 2008. As mining nears completion at MWS Dam 2, the expiry of this licence will not hinder current mining operations, as the MWS 4 and 5 dams are only expected to be mined in 2011 and 2013/14 respectively, by which time a new order Mining Right is expected to be in place.

Future Mining Right - Buffels Dams and MWS Dams

A new order Mining Right Application, which will cover all the Buffels, Harties and MWS dams, has been compiled by GCS. It is expected to be submitted to the DME during December 2007 and will also cover the Flanagan, Ellaton and NKGE dams. It will include the mining of gold and uranium from all the tailings dams and has been compiled in the name of Mine Waste Solutions (Pty) Ltd, the company which will hold all the rights to mine all fifteen of the tailings dams.

Summary of Mining and Prospecting Rights/Licences

The following diagram graphically illustrates the legal tenure of the Mining and Prospecting Rights/Licences as they are currently in place:-

Figure 3: Summary of Mining and Prospecting Rights and Licences


Summary of Mining and Prospecting Rights and Licences
Current Mining/ Prospecting Rights/Licences
BGM Old Order Mining Licence
- Covers Buffels and Harties Tailings Dams in respect of Gold (Au) only.
- Interim Rights (until the DME executes Section 11 transfer from BGM to MWS) covered by the Tailings and Mining Right Agreement between BGM & FUSA
- Covers 9 Tailings Dams (excludes Flanagan, Ellaton, NKGE)
BGM New Order Prospecting Right
- Covers Buffels and Harties Tailings Dams in respect of Uranium (U3O8) only.
- Interim Rights (until the DME executes Section 11 transfer from BGM to MWS) covered by the Tailings and Mining Right Agreement between BGM & FUSA
- Covers 9 Tailings Dams (excludes Flanagan, Ellaton, NKGE)
MWS Old Order Mining Licence
- Covers MWS 2, 4 and 5 Dams in respect of Gold (Au) and Uranium (U3O8).
- Interim Rights until the New Order Mining Right is granted by DME
- Covers 3 Tailings Dams
Note: Flanagan, Ellaton and NKGE dams not included in any of the above. They will however be include in the New Order Mining Right, along with the twelve dams held by the Rights/Licences detailed above, that is being applied for under the name of Mine Waste Solutions (Pty) Ltd.

Surface Rights - MWS

The surface rights held by MWS are summarised in the following table:-

Table 1: MWS Surface Rights

Farm Name	Portion Number	Area (ha)	Title Deed No.
Hartebeestfontein 422 IP	Re of Ptn 24	174.2967	T 18439/2005
Stilfontein 408 IP	Re of Ptn 21	97.0936	T 18439/2005
Stilfontein 408 IP	Re of Ptn 30	88.1534	T 18439/2005

Farm Name	Portion Number	Area (ha)	Title Deed No.
Stilfontein 408 IP	Re of Ptn 33	18.2680	T 18439/2005
Stilfontein 408 IP	Re of Ptn 31	118.8037	T 18439/2005
Stilfontein 408 IP	Re of Ptn 10	272.7024	T 18439/2005
Stilfontein 408 IP	Re of Ptn 66	254.7884	T 18439/2005
Stilfontein 408 IP	Re of Ptn 49	39.2994	T 18439/2005
Stilfontein 408 IP	Re of Ptn 48	109.1917	T 18439/2005
Stilfontein 408 IP	Re of Ptn 15	189.2577	T 18439/2005
Stilfontein Ext 3 408 IP	ERF 3678	0.1379	T 2026/1994

The three MWS dams overlie these surface rights. Minxcon has independently verified that these surface rights are held by Chemwes.

__Surface Rights - Buffels__

The following table details the surface right permits ("SRP") held by BGM:-

Table 2: Surface Rights held by Buffels

Tailings Dam	Reference Number	Permit Number	RMT Plan Number	Nature of Right	Area Covered (Ha)
Buffels 2, Buffels 3, Buffels 4	97	95/73	0.198/72	Slimes Dams, Reticulated Water and Catchment Dams	Unspecified
Buffels 5	95	10/74	0.82/73	Slimes Dam	Unspecified
Harties 1, Harties 2 (Ptn of)	14	C7/59	SR 398	Slimes Dam, Pipe Lines	218.9490
Harties 2 (remainder of)	57	69/82	063/82	Extension to Slimes Dam	19.0093
Harties 7	8	C19/64	743	Slimes Dam	40.7257
Harties 5, Harties 6	19	52/73	03/73	Area for Slimes Dam	157.2875
Unused	42	8/99	010/95	Slimes Dam	165.6564

Maps for the above surface rights were received by Minxcon and the location of the surface rights was checked to ensure that they did in fact correspond with the relevant slimes dams.

The following table was received from First Uranium and lists the surface right permits ("SRP") that are held over the farm Klerksdorp Townlands 424 IP, on which Flanagan and NKGE dams are located. The table did not have an accompanying map, so the location of these surface right permits was not validated. The surface rights to the Ellaton dam could not be established.

Table 3: Surface Right Permits held by Buffels

FARM	MINING RIGHT DESCRIPTION	RMT NO.	REMARKS
Klerksdorp Townlands 424 IP	Portion of SRP C2/1936 and a portion of SRP C4/1935, Surface Right Permit, C18, 1953, SRP, C10/1940, SRP C2/1940, SRP t C19/1942, SRP C4/1941	701, 702, 217, 62, 53,102, 67	Acquired from Avgold and GFL Deed of Transfer No. 31/2001
	SRP C3/1940 for the purpose of two UG electric cables, overhead electric lighting line, two water pipelines and extension to slimes dam with fencing	53	
	SRP C20/1942 for the purpose of a slimes dam with fencing	102	
	SRP C1/1950 for the purpose of compound for the housing of persons employed by the permit holder in its mining activities, overhead electric power line, water pipeline.	146	
	SRP C16/1951 in respect of extension of compound for the housing of persons employed by the permit holder.	156	
	Portion of SRP C2/1936 for the purpose of slimes dam with fencing	50 & 701	
	SRP C4/1935 for the purpose of shaft equipment with fencing.	702	

__Water Licence - Buffels__

Buffels does not require a water licence as water for the mining operations will be bought from the Margaret Shaft.

__Water Licence - MWS__

MWS holds a valid water licence (No. 23050323). This licence is valid until 20 October 2008.

<u>Certificate of Registration (Nuclear Regulator) - Buffels and MWS</u>

MWS hold a Certificate of Registration under the National Nuclear Regulator Act, 47 of 1999 ("CoR"). This Act establishes and empowers the National Nuclear Regulator. The main object of the Regulator is to provide for the protection of persons, property and environment against nuclear damage through the establishment of safety standards and regulatory practices. A CoR is required to operate a uranium recovery processing operation. MWS has been issued a Certificate of Registration (CoR 36) dated July 3, 2003, which authorizes MWS to operate a nuclear facility (as defined). Fourteen procedures have been identified and the required documentation approved. When the additional plant is built, additional procedures will have to be identified and also approved. Application will be made to extend this CoR to include the BGM existing tailings dams and the tailings from the BGM Underground Mine. Concurrently, an application will be made to exclude those areas from the CoR issued to BGM, subject to the extension of the CoR issued to MWS.

ITEM 7 (E) - PROPERTY BOUNDARIES AND SURVEY CERTIFICATES

The tailings dam boundaries were surveyed by TM Surveys during the latter part of 2007 and these surveys were used to calculate the volumes of the individual tailings dams. The survey points were received from Mr Ian Davidson, an independent consultant to First Uranium, in .csv format, which was imported into Datamine® to create the DTMs.

The farms Stilfontein 408 IP, (MWS 2, 4 and 5 Dams and Plant), Buffelsfontein 443 IP (Buffels 1, 2, 3 and 4 Dams), Mapaiskraal 441 IP (Buffels 5 Dam), Zandpan 423 IP (Harties 1, 2, 5 and 6 Dams), Townlands 424 IP (Harties 7, NKGE and Flanagan Dams) and Strathmore 436 (Ellaton Dam) are registered with the Deeds Office (RSA), North West Province. The farms can be located on Government 1:50,000 Topo-cadastral sheets 2626DC Klerksdorp (4th Edition) and 2626DD Stilfontein (4th Edition), which are published by the Chief Directorate, Surveys and Mapping (Private Bag X10, Mowbray 7705, RSA, Phone: +27 21 658 4300, Fax: +27 21 689 1351 or e-mail: cdsm@sli.wcape.gov.za). The central coordinates (WGS84) are 26°47'00'' (E) and 26°50'00''(S).

ITEM 7 (F) - LOCATION OF RESOURCES, RESERVES AND MINE INFRASTRUCTURE

<u>Location of Resources and Reserves</u>

All the Mineral Resources have been quoted as inclusive of the Mineral Reserves. All the Resources and Reserves are located on surface. The Resources and Reserves are all contained in the tailings dams, as illustrated in Figure 2.

<u>Mine Infrastructure</u>

Extensive mine infrastructure exists in the Project area with a network of roads, electrical power lines and small towns. The Project will be mostly undertaken on the surface of the current BGM underground mining operation, with only the MWS, Ellaton, Flanagan and NKGE dams lying outside of the BGM boundary. There is ample space available for the required works.

<u>Processing Plant</u>

The current processing plant, which is currently only extracting gold, is located south of the N12 national road, and to the east of the town of Stilfontein, as illustrated in Figure 2.

<u>Tailings Facilities</u>

A site for the new tailings dam, which will have a footprint of approximately 1,200ha, is in the process of being finalised (Figure 2).

Seven sites were assessed by GCS of which two were recommended for selection by the Corporation, namely Site 1 and Site 3. Site 1 is underlain by dolomites and hence is problematic to DWAF despite significant historical precedent. The Corporation continues to hold discussions with DWAF in this regard as there is potential to reduce Project Capital Costs. Site 3 is NOT underlain by dolomites and forms the basis of the Corporations Pre-Feasibility Study. The land comprising Site 3 is held by several land owners and in some cases trusts, the Corporation is in the process of securing option agreements for land tenure.

Currently, all processed material is being deposited on MWS 5 dam, which has sufficient capacity to hold the waste material produced by the plant at a rate of 633,000tpm. However, once Phase 1B of the processing plant phases has been implemented, the plant will produce approximately 1,283,000t/m, which will be too much for the MWS 5 dam to accommodate.

MWS 5 dam is currently being converted to a cyclone facility, which will allow approximately 1Mt/m of waste material to be deposited on MWS 5 dam. MWS 4 dam can provide additional deposition capacity should it be required, however, there is sufficient time available to finalise the site selection, secure the land tenure and operationalise the new tailings dam.

Water

Drinking water is sourced from a municipal water source. Water used for mining of the dams, is currently sourced from the pumping of water from the defunct Margaret Shaft. This pumping, at a rate of 40Ml/d, is undertaken via an agreement between Simmers, Harmony Gold Mining Company and Anglovaal Mining Limited.

BGM has five surface boreholes which could also be used in the future as a possible water source. This will be a cheaper option than the water from the Margaret Shaft; however the use of this water is yet to be approved by DWAF.

ITEM 7 (G) - ROYALTIES AND PAYMENTS

The Mineral and Petroleum Royalty Bill (the "Bill") suggests that a 1.5% royalty will be placed on all refined gold and a 1.5% royalty will be placed on all uranium produced. This bill has not as yet been enacted, as there are still ongoing discussions regarding the Bill. It is anticipated that royalties to the state would not become payable until 2009. First Uranium has not included an allowance for any government royalty in their economic analysis. Minxcon did however calculate the potential impact thereof to be 3.23% on the Project NPV.

BGM has amended the Buffelsfontein Tailings and Mining Right agreement to include the transfer of three additional tailings dams to First Uranium (Pty) Ltd ("FUSA"), namely the Flanagan, Ellaton and NKGE dams. For the above mentioned rights, FUSA will be required to:-

1. Pay a nominal consideration of $13.50 to BGM;
2. Assume the rehabilitation obligation relating to the dams; and
3. Pay to BGM a 1% Royalty plus VAT of the gross revenue accrued by FUSA from the sale of uranium, gold and any other minerals recovered from the tailings.

BGM will be responsible for any Capital Gains Tax ("CGT") that may be assessed under the Buffelsfontein Tailings Rights Agreement up to $2 million. If such tax exceeds the amount, then BGM will pay any such tax pursuant to the agreement but the royalty will be adjusted accordingly in order that BGM incurs a net CGT cost of no more than $2 million.

Simmers is party to a loan agreement (the "Aberdeen Loan Agreement") with Aberdeen International Inc. ("Aberdeen") dated March 30, 2006 pursuant to which Aberdeen provided to Simmers a loan facility in the amount of up to $10 million in respect of the financing of Simmers' acquisition of BGM and the BGM Underground Mine. As part of the consideration for the facility, Simmers granted to Aberdeen a net smelter royalty on all of the gold assets held by Simmers through BGM, which royalty is calculated on a graduated basis with reference to the price of gold. For instance, assuming a price of gold of $600, Aberdeen is entitled to a net smelter royalty of 3.25%. This royalty will be applicable to any gold produced by FUSA pursuant to the Buffelsfontein Project and will continue until the loan is repaid to Aberdeen, which is expected to occur by December 31, 2008 (unless extended by Simmers to December 31, 2010). In addition, pursuant to the Aberdeen Loan Agreement, Aberdeen has the sole option, at any time following the one year anniversary of the first advance thereunder, to convert the amount of the facility outstanding at that time into ordinary shares of Simmers at a conversion rate of R0.80, subject to the approval of Simmers' shareholders. In the event that such shareholder approval is not obtained within a reasonable period of time, Aberdeen shall be entitled to a 1.0% net smelter royalty in perpetuity on gold produced by properties held by BGM, including the Buffelsfontein Tailings Reclamation Project, (excluding the MWS dams).

The economic analysis included in this report assumes no extension by Simmers of the loan facility and, therefore, an ongoing net smelter royalty ("NSR") after 2008 of 1.0% on gold produced from the Project, excluding gold produced from the MWS tailings reprocessing. The following table illustrates the application of the NSR in respect of the BGM and Aberdeen Agreements:-

Table 4: NSR in respect of the BGM and Aberdeen Agreements

Tailings Dams	BGM Royalty Applicable	Aberdeen Royalty Applicable
Buffels and Harties Dams	Gold and Uranium	Gold Only
MWS Dams	Gold and Uranium	NA

ITEM 7 (H) - ENVIRONMENTAL LIABILITIES

<u>Buffels and Harties Dams</u>

GCS compiled an amended Closure Cost Estimate Report in October 2007. The amounts, which have been extracted from the report pertaining only to the relevant tailings dams, are detailed in the table below:-

Table 5: Summary of Outstanding BGM Environmental Liabilities (for Tailings Dams only)

Liability/Trust Fund	Amount (ZAR)
Buffels 2, 3, 4 and 5 Dams	81,081,170
Harties 1, 2, 5, 6 and 7 Dams	42,242,745
Harties -Ellaton, -Flanagan, -NKGE	3,768,840
Total Liability (Tailings dams)	**127,092,756**
Amount currently available in Trust Fund (Nov 2007)	0
Variance	-127,092,756

Note: Amounts include P&G's, a 10% contingency and 14% VAT
Due to rounding, amounts may not add up
An amount of ZAR0 has been indicated as being available in the trust fund, as this obligation to fund the trust will be the responsibility of MWS.

The liability, detailed in the table above, is only valid for the dams if they are not mined. A new EMP and Closure Cost Assessment will be undertaken by GCS once the new Mining Right has been accepted by the DME, which will take into consideration the reprocessing of the tailings dams.

The amount for the rehabilitation of the remaining footprints, after the dams have been reprocessed, is expected to be considerably less than the amount detailed in the table above.

<u>MWS</u>

MWS have an approved Environmental Management Program Report ("EMPR"), which was completed in November 2001 and officially signed off on 9 March 2003. The report was compiled by Envirogreen Consulting and only covers the reprocessing of the MWS 2 dam, which is almost completely mined out.

An independent Closure Programme was also compiled in addition to the EMPR, which covered the rehabilitation of the MWS 2 dam footprint, once it had been completely mined out, the disturbed land to the east of MWS 2 dam, as well as the area to the south of the N12 national road, which liability was also the responsibility of MWS.

The following table details the amounts that have been estimated to complete the rehabilitation of the MWS areas, as well as the amount currently in the SGM Rehabilitation and Closure Trust Fund:-

Table 6: Summary of Outstanding MWS Environmental Liabilities as at 1 November 2007

Liability/Trust Fund	Amount (ZAR)
Rehabilitation Liability for area North of N12	7,282,267
Rehabilitation Liability for area South of N12	6,861,208
Total outstanding Liability	**14,143,475**
Amount currently available in Trust Fund	14,647,169
Variance	**503,694**

The amount in the trust fund exceeds the amount that has been estimated for the rehabilitation, as the operation has been funding the on-going rehabilitation through working costs. However, the excess funds may be applied to the environmental liability associated with the twelve Harties and Buffels dams, which will become the responsibility of MWS, once the Mining Right has been approved.

<u>Summary of Environmental Liabilities</u>

MWS will submit a new Mining Right application to the DME in December 2007, covering all the tailings dams. A new EMPR will then have to be submitted 180 day later to cover all the tailings dams, the processing plant and the new tailings dam. Should the transfer of these dams to MWS be successful, all liabilities, environmental responsibilities and closure cost liabilities will be transferred to MWS and removed from BGM.

The DCF makes allowance for R5million per year to be contributed to the Environmental Trust Fund (to cover all the tailings dams), from 2009 up to and including 2021, amounting to R65,000,000.

This amount will be amended if the updated MWS Closure Cost Assessment, which will cover the rehabilitation of all the tailings dams, is greater than, or less than, the amount catered for in the DCF.

ITEM 7 (I) - PERMITS TO CONDUCT WORK

See Item 7 (c) and (d).

ITEM 8 - ACCESSIBILITY, CLIMATE, LOCAL RESORUCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ITEM 8 (A) - TOPOGRAPHY, ELEVATION AND VEGETATION

The surface topography over the area is characterized by moderately undulating plains. The area is relatively flat lying, and the elevation varies between 1,330mamsl and 1,350mamsl.

The area has been highly disturbed by mining and the current vegetation types are dominated by grasslands and areas of secondary reeds, which are associated with areas surrounding the tailings dams or areas where the natural drainage has been restricted by mining access.

ITEM 8 (B) - ACCESS

The BGM and MWS properties, on which the tailings dams are located, are adjacent to each other and are located some 160km south west of Johannesburg. The mine is easily accessible via the N12 national road from Johannesburg. A large network of roads exists between the tailings dams and all the dams are easily accessible via either paved roads or gravel roads in good condition.

ITEM 8 (C) - POPULATION CENTRES

The Project is located in the vicinity of the town of Stilfontein, which is approximately 10km east of Klerksdorp. The area has a long history of gold mining and mine suppliers and contractors are readily available locally. Experienced and general labour is also available in the Project area.

ITEM 8 (D) - CLIMATE AND OPERATIONAL SEASON

The climate in the area is typical of the Highveld of South Africa, with mild winters and warm to hot summers. Temperatures average approximately 30°C in summer and approximately 18°C in winter.

The area falls within a summer rainfall area, with the highest rainfall recorded in January. The annual rainfall recorded is in the region of 625mm. Mining operations can generally continue throughout the year, however heavy rain storms do have the potential to hinder the mining operations. During the past four years however, mining has only been suspended due to adverse weather conditions, for a total of approximately 72 hours.

ITEM 8 (E) - MINING INFRASTRUCTURE

There is extensive existing infrastructure in the Project area with a network of roads, electrical power lines and small towns. General mining infrastructure is detailed in Item 7 (F) in this report.

ITEM 9 - HISTORY

ITEM 9 (A) - PRIOR OWNERSHIP

BGM

BGM consists of the Buffelsfontein Mine (also referred to as the South Division) and the Hartebeestfontein Mine (now known as the North Division). The Buffelsfontein Mine commenced production in 1954, while production at Hartebeestfontein commenced a year later. Randgold & Exploration Company Limited bought Buffelsfontein Mine from Mining House Gencor and, in September 1997, Durban Roodepoort Deep Group ("DRD") was formed when Durban Roodepoort Deep Limited merged with Blyvooruitzicht Gold Mining Company Limited and Buffelsfontein Gold Mines Limited. In August 1999, DRD bought the Hartebeestfontein mining business from the Anglovaal stable and incorporated it into BGM.

DRD's northwest operations (Buffelsfontein and Hartebeestfontein) were placed under provisional liquidation on March 22, 2005, following continued financial losses and a massive earthquake on March 9, 2005, which caused damage to the No 5 shaft.

In October 2005, Simmers purchased the BGM (formerly DRD Gold's North West Operations), comprising the Buffelsfontein and Hartebeestfontein underground mines, out of provisional liquidation (the Buffelsfontein Liquidation Acquisition). The total acquisition cost was approximately $13.5 million, consisting of a purchase price of $6.1 million, $4.4 million in restart costs, as well as holding costs of $4.1 million incurred while operating as the preferred bidder on behalf of the provisional liquidators. Simmers shortly thereafter recommenced mining operations at the BGM Underground Mine and the production of gold in the gold plant. Both of the Buffelsfontein Mine and the Hartebeestfontein Mine have produced gold and uranium over periods of the mine life. The uranium plants were closed when the price dropped in the mid-1990s. Both uranium plants were decommissioned and demolished.

The ongoing production activity by BGM and its predecessors has generated a significant amount of underground development and ongoing exploration. The BGM Underground Mine is planned to produce at a rate of approximately 90,000tpm until approximately 2030, after which only a tail of production is forecast to remain. While the Buffelsfontein property has a history of production, it is mostly from primary processing and not from the reclaiming and reprocessing of slimes. However, there have been some successful tailings reprocessing operations in the area, including the Chemwes operation, now held by MWS, on the Stilfontein tailings.

FUSA entered into the Buffelsfontein Tailings and Rights Agreement with BGM and Simmers pursuant to which, among other things:-

1. BGM has covenanted to take all necessary steps to obtain all ministerial approvals required for the items requested in the Buffelsfontein Conversion Application in order to effect the transfer of the Buffelsfontein Tailings Mining Right to FUSA as soon as possible;
2. BGM has agreed to sell to FUSA upon FUSA's receipt of the Buffelsfontein Tailings Mining Right, the Buffelsfontein and Hartebeesfontein tailings dumps as well as certain property required for construction of the proposed processing plants, and grant to FUSA a right to the tailings arising from BGM's ongoing mining operations at the BGM Underground mine; and
3. BGM will grant a servitude to FUSA for access and egress to BGM's Buffelsfontein property to enable FUSA, its employees, consultants, agents and subcontractors access for purposes of constructing, servicing and operating the uranium and gold processing plants and tailings pipelines to be built by FUSA.

MWS

MWS was established in 1999 to effect sustainable environmental remediation while, at the same time, reclaiming and reprocessing mine tailings and other waste materials. MWS purchased the shares of Chemwes in 2003 as the inaugural project for the reprocessing of tailings. Chemwes is a wholly owned subsidiary of MWS. MWS holds the surface sources produced by SGM, neighbouring the BGM Underground Mine.

The Chemwes operation commenced as a uranium recovery operation based upon the SGM. SGM commenced operations as a gold mine in 1952 and had a primary uranium processing operation from 1953 to 1961. In the 1970s, the price of uranium rose and the recovery of uranium from the SGM tailings (and other tailings in the area) was investigated. Following laboratory test work, the Chemwes uranium plant was commissioned in mid-1979 and operated until 1989, processing 29.4Mt of tailings and recovering 4,560t of U_3O_8.

Following the MWS purchase of Chemwes, the plant was converted to a gold tailings treatment plant and commenced operations in 2003. To-date, the Chemwes operation has produced 12.44t of gold from 26.98Mt of material at an average grade of 0.461g/t. No uranium has been extracted from the tailings material, which are likely to be reprocessed at a later stage for uranium.

The mining of MWS 2 dam is almost complete, leaving only the MWS 4 and 5 dams still to be processed.

FUSA, a subsidiary of First Uranium Corporation, entered into a purchase agreement in April 2007 with the shareholders of MWS to acquire MWS and the underlying assets, including MWS 4 and 5 Dams and the operating processing plant, to provide a fast track approach for the processing of the tailings dams from BGM for the recovery of gold and uranium. The transaction closed on 6 June 2007.

ITEM 9 (B) - HISTORICAL EXPLORATION AND DEVELOPMENT

Buffels and Harties Dams

The information regarding the historical exploration of the Buffels and Harties dams was in the form of paper maps indicating the location of the drilling that took place as well as paper copies of the results obtained, to the extent that these were available. The information was all closely scrutinised by Minxcon and only information which could be validated, was used for the estimation of the Mineral Resources.

None of the Buffels or Harties dams have been historically reprocessed and many of the dumps have been re-vegetated in line with applicable rehabilitation requirements.

MWS

The three MWS dams were previously drilled and evaluated by Chemwes. The information from this previous drilling was in good order, all the positions of the boreholes were recorded and the assay information was in electronic format, which made utilizing the information for the current modelling and evaluation exercise relatively simple.

The historical Mineral Resources that were estimated for all the dams is detailed in the section below, and details regarding the historical mining that has taken place on MWS 2 dam are shown in Item 8 (D).

ITEM 9 (C) - HISTORICAL MINERAL RESOURCES AND MINERAL RESERVES

The following Mineral Resources were estimated for the tailings dams in May 2007:-

Table 7: Historical Mineral Resources

Dam	Tonnes	Gold Grade	U_3O_8 Grade	Gold Content	U_3O_8 Content
MEASURED MINERAL RESOURCES					
Buffels 2	23,000	0.40	0.0087	301	4,544
Buffels 3	29,400	0.35	0.0103	335	6,674
Buffels 4	16,380	0.38	0.0102	202	3,682
Total Measured	**69,480**	**0.38**	**0.0097**	**838**	**14,901**
INDICATED MINERAL RESOURCES					
Buffels 5	45,584	0.21	0.0062	306	6,229
Harties 1	92,576	0.32	0.0061	941	12,446
Harties 2	35,640	0.31	0.0058	354	4,556
Harties 5	23,133	0.31	0.0053	228	2,702
Harties 6	14,604	0.22	0.0059	105	1,899
MWS 2	2,600	0.45	0.0080	38	458
MWS4 (Domain 2)	14,423	0.29	0.0140	134	4,450
Total Indicated	**228,560**	**0.29**	**0.0065**	**2,106**	**32,741**
Total Measured & Indicated	**298,040**	**0.31**	**0.0073**	**2,944**	**47,642**
INFERRED MINERAL RESOURCES					
Harties 7	1,740	0.54	0.0243	30	932
Harties Flanagan	43	0.80	0.0229	1	22
Harties Ellaton	1,500	0.52	0.0087	25	288
Harties NKGE	680	0.41	0.0158	9	237
MWS 5	60,700	0.29	0.0093	566	12,442
Total Inferred	**64,663**	**0.30**	**0.0098**	**631**	**13,920**

Notes:
1. CIM definitions were followed for Mineral Resources.
2. A zero grade cut-off grade was used.
3. Rows and columns may not add exactly due to rounding.
4. Preliminary metallurgical test results indicate that recoveries will be approximately 27% for uranium and 68% for gold.
5. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
6. The MWS Mineral Resource estimate assumes the completion of the MWS acquisition by First Uranium.
7. Harties-Flanagan, Harties-Ellaton, and Harties-NKGE are proposed to be acquired by First Uranium from BGM pursuant to an amendment to the Buffelsfontein Tailings Rights Agreement

No Mineral Reserves were previously estimated.

ITEM 9 (D) – HISTORICAL PRODUCTION

Only MWS 2 Dam has been processed to-date and has produced 12.44t of gold from 26.98Mt of material at an average grade of 0.461g/t between April 2003 and November 2007, as illustrated in the graph below:-

Figure 4: Production History of MWS 2 Dam



Tons
Grade
Reclaimed Tonnes (tpm)
Gold Grade (g/t)
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Apr-03
Aug-03
Dec-03
Apr-04
Aug-04
Dec-04
Apr-05
Aug-05
Dec-05
Apr-06
Aug-06
Dec-06
Apr-07
Aug-07

Notably, the production has fallen in recent months, which can be attributed to the diminishing resources on MWS 2 Dam, which necessitated the migration from a high-volume low-cost hydraulic mining operation to a low-volume high-cost mechanical load and haul operation. With the imminent completion of the installation of the equipment required to mine the Buffels 2 and 3 dams, the high-volume low-cost operation will be restored in December 2007and increased to 633,000ktpm by January 2008.

ITEM 10 - GEOLOGY

Regional Geology

The Project lies within the Witwatersrand Basin (Figure 5), an Archaean sedimentary basin which was deposited over a protracted time period extending form some 360 Ma between 3,074 and 2,714 Ma (Wilson and Anhaeusser, 1998), whose surface expression is an elongate structure that extends longitudinally for approximately 300km NE-SW by 100km NW-SE.

It contains an approximately 6km thick stratigraphic sequence consisting mainly of quartzites and shales with minor intermittent volcanic units. The first stage of basin development is recorded by rocks of the Dominion Group, composed of fluvial sediments and volcanic rocks. The Witwatersrand Supergroup overlies the Dominion Group and has been subdivided into the lower West Rand Group and the upper Central Rand Group, both of which consist primarily of sandstones, shales, and conglomerates. The Central Rand Group has produced the majority of the gold from the Witwatersrand Basin. The Ventersdorp Supergroup unconformably overlies the Witwatersrand Supergroup and is in turn overlain by the Transvaal and Karoo Sequences.

The differences in the morphology and gold distribution patterns from one reef to the next, and within individual reefs, reflect the different sedimentary processes that prevailed during deposition on erosional surfaces in fluvial and littoral environments. Despite its age, the sedimentary rocks within the Witwatersrand Basin are remarkably well preserved and relatively undeformed. The basin has undergone numerous phases of faulting but has not been subjected to significant metamorphism.

Figure 5: Regional Geology of the Witwatersrand Basin


Regional Geology of the Witwatersrand Basin
Locality Plan
27°00'E
N
Buffelsfontien Project
CARLETONVILLE GOLDFIELD
WEST RAND GOLDFIELD
KINROSS
EVANDER GOLDFIELD
KLERKSDORP GOLDFIELD
SOUTH RAND GOLDFIELD
27°00'S
BOTHAVILLE
KROONSTAD
LEGEND
Covered Central Rand Group
Exposed Central Rand Group
Covered West Rand Group
Exposed West Rand Group
Dominion Group
Exposed Granitoid Basement
Younger Cover Sequences
Major Faults
GoldFields
SCALE
0
40km
Minxcon
Source. The Mineral Resources of South Africa

Local Geology

The BGM Underground Mine, as well as the now defunct SGM, are located in the Klerksdorp Goldfield (Figure 5) and the mineralization is hosted by the Central Rand Group, the upper unit of the Witwatersrand Supergroup. This unit has produced the majority of the gold from the Witwatersrand Basin, and is composed predominantly of quartzite with subordinate zones of conglomerate and a single argillite horizon, the Booysens Shale Formation. Using the central position of the Booysens Shale, the stratigraphy of the Central Rand Group has been historically subdivided into the lower Johannesburg Subgroup and the upper Turffontein Subgroup.

Mineralized reefs in the Johannesburg Subgroup tend, on average, to be more laterally extensive and more uniform in thickness and gold content. The principal gold-bearing conglomerate packages in the Johannesburg Subgroup are the Main Reef and Bird Reef.

The mineralization at BGM and SGM is hosted by the Johannesburg Subgroup of the Central Group. In the Klerksdorp Goldfield, the Johannesburg Subgroup is represented by a sequence of quartzites, conglomerates, and quartz wackes, approximately 1,100m thick.

Property Geology

The economic gold and uranium mineralization at BGM and SGM is hosted by the Vaal Reef, an oligomictic, pebbly, quartz arenite reef, deposited approximately 2.8 billion years ago, as well as the Ventersdorp Contact Reef ("VCR") albeit to a far lesser extent, which is also an oligomictic, pebbly quartz arenite reef deposited approximately 2.78 billion years ago (Wilson and Anhaeusser, 1998).

In the North Division (previously the Hartebeestfontein Mine), dips vary from shallow to 45°. The depth of the Vaal Reef varies between 800m and 2,500m due to the displacement by faults and dykes. Structural geological complexity decreases from east to west, as do the gold grades.

In the South Division (BGM Underground Mine), dips average 25°. The structural geology is complex, with fault displacements of 800m to 1,000m. A thrust fault has caused triplication of the reef in the central area of the South Division.

During the past approximately 50 years during which time the BGM has been in operation, vast quantities of reef material have been processed for gold and the tailings from this processing deposited in the 12 surface tailings dams, which form part of this Project.

The three MWS dams, which also form part of this Project, originated from the mining of the conglomerate reefs of the now defunct SGM.

The gold deposits in the Witwatersrand Basin have a primary sedimentary origin and show great lateral continuity throughout the basin. Local discontinuities in mineralization within the reefs are a result of facies variation, ore formation processes, and structural history.

The mineralization planned for exploitation in this Project is the tailings dams generated from operations over the years and from future tailings, provided from the mining operations at the BGM underground mine.

ITEM 11 - DEPOSIT TYPE AND GEOLOGICAL MODELLING

Deposit Type

The material contained in all fifteen of the tailings dams, forming part of this Project, originated from the processing of the conglomerate reefs and waste material that was mined from both the BGM and the SGM underground mines. The material contained in the tailings dams is generally extremely fine, with particles varying in size from -25microns up to -850microns.

The tailings dams differ significantly in size, from approximately 92Mt (Harties 1 dam) to 45,000t contained in the Flanagan dam.

All the deposits are surface deposits.

Geological Modelling

No geological modeling as such, was carried out on the tailings dams as they all generally uniform in shape. The dams were however all surveyed in order to ascertain the volume of material contained in each of the dams. TM Surveyors were contracted to carry out the surveying of the MWS dams and the in-house Simmers Surveyor was commissioned to survey the Buffels and Harties dams.

All the data points (X, Y and Z co-ordinates) were received from the surveyors in digital format, which was imported into the Datamine ® geological modeling package. Using these points, as well as information regarding the original surface topography and the borehole drilling logs, 3-Dimentional ("3-D") wireframes were constructed for each of the 15 tailings dams.

The only dump that required any type of geological modeling was the MWS 4 dam, which displayed marked differences in both gold and uranium grades through the dam. This dam was therefore separated into two separate domains, namely domain 1, forming the upper portion of the dam, and domain 2, forming the lower 12m of the dam.

ITEM 12 - MINERALIZATION

The gold and uranium contained in the tailings dams was originally associated with the conglomerate reefs that are/were mined at the BGM and SGM underground mines. The material from these mines has been processed over the years for gold, and for a period of time, uranium too.

As the mines came into operation approximately 50 years ago when processing methodologies were not as efficient as they are today, the material that was deposited on the tailings dams contained residue gold and uranium, which could not be extracted using the technology of the day. The tailings dam material can therefore now be reprocessed, using more advanced technology, and the residual gold and uranium mineralisation can be extracted.

Brannerite $[(U,Ca,Ce)(Ti,Fe)_2O_6]$ is the dominant uranium-bearing phase, but it occurs in very low proportions less than 0.02 mass%. Some uraninite (UO_2) is also present but the concentration in the sample was too low to be detected.

The brannerite content of 0.01 to 0.02 mass percentage accounts for a uranium grade of 38ppm to 76ppm. The assayed uranium grade is 67ppm. The brannerite occurs mostly as middling's (±57%), with ±29% locked in silicate gangue. Only 14% of the brannerite is liberated, all of it occurring within the <38 µm fractions. The brannerite middling's and locked brannerite are mainly associated with silicate gangue, of which quartz, chlorite, and mica are the dominant phases. Brannerite within the gangue occurs in two forms, either as discreet grains (50µm) or as fine intergrowths (<1µm).

The discreet brannerite grains contain inclusions of either lead or a REE (Rare Earth Element) phase (florencite/crandalite) ($(Ca,Ce,Nd,Th,Sr,Ba)Al_3(PO_4)_2(OH)_6$). The brannerite is occasionally closely associated and intergrown with the REE phase.

ITEM 13 - EXPLORATION

Exploration at the Project has been limited to the auger drilling of the tailings dams as described in detail in Item 14.

ITEM 14 - DRILLING

All the drilling carried out on the Project has been in the form of vertical auger drilling, using a hand held auger drill. All the drilling that was carried out prior to March 2007 is referred to as historical drilling and all drilling carried out after March 2007 is termed current crilling. These two drilling campaigns will be discussed separately below:-

Historical Drilling

The following table details all the information that is available for the historical drilling that was carried out on the Tailings Dams:-

Table 8: Summary of Historical Drilling

Dam	No of BHs Drilled	Comments	Ave BH Spacing (m)
Harties 1	6	Location of CH borehole unknown.	716
Harties 2	6	Location of CH borehole unknown.	597
Harties 5	6	Location of CH borehole unknown.	663
Harties 6	6	Location of CH borehole unknown.	211
Harties 7	unknown	No historical drilling information available.	n/a
Buffels 2	7	CH borehole was scaled off plan	270
Buffels 3	6	CH borehole was scaled off plan	370
Buffels 4	6	CH borehole was scaled off plan	350
Buffels 5	7	Includes CH borehole. Location of BH 6 not found	570
Flanagan	unknown	No information regarding historical drilling available	n/a
Ellaton	24	All locations unknown	n/a
NKGE	9	All locations unknown	n/a
MWS 2	61	All Locations Known	Not Modelled
MWS 4	45	All Locations Known	125
MWS 5	56	All Locations Known. Drilled between May 2000 and Feb 2007.	200
TOTAL	**245**	**Only 211 of these boreholes were valid and used.**	**388**

Note: CH refers to a Central Hole that was drilled.

All the boreholes were drilled using auger drillers by Dump and Dune Drillers, a professional dump drilling company, and the assaying of the samples was carried out by Performance Laboratories (Pty) Ltd ("Performance Labs"). Performance Labs are located in Randfontein, Gauteng Province, South Africa and they are SANAS accredited (Faculty Accreditation Number T0265).

Performance Labs are independent of First Uranium. The facility complies with the general requirements of ISO/IEC 17025:2005 and the accreditation is valid until February 2010 (Appendix 2). Performance Labs are SANAS accredited for the assaying of gold via the fire assay technique. It should be noted that they are NOT yet accredited for uranium assaying.

The auger drilling machine extracted 50mm diameter samples at 1.5m intervals. All the drilling took place vertically. The material was placed into plastic sampling bags and tagged with original sample numbers for each sample. The samples were sent through to Performance Labs for assaying and the transportation of the samples was undertaken by a member of the drilling team.

Gold was analysed via the standard fire assay methodology. The detection limit for gold is 0.02g/t au. Uranium was analysed via the Aztec method of estimation, using an X-ray instrument. The detection limit for uranium is 0.01kg/t U_3O_8.

No information was available regarding the use of standards and blanks in-between the samples that were sent to the labs. Therefore it is assumed that this practice was not employed during the Historical Drilling exercise.
Internal QA/QC procedures at the Performance Lab included assaying one duplicate sample and one standard sample from each batch of 20 samples.

Although historical boreholes were drilled on the Ellaton and NKGE dams, the location of the boreholes were not available and therefore the information could not be utilised in the geological modelling and Mineral Resource estimation exercise.

Current Drilling

The recent drilling on the dams was carried out by Dump and Dune as well as Gold Mine Sand and Slimes Dump Drillers ("GMSSDD"). Normal auger drilling (50mm at 1.5m increments) was undertaken and the samples were bagged and individually numbered using standard procedures.

Samples were taken to Performance Labs for analysis and the results of the assaying were emailed through to Mr. Ian Davidson, an independent consultant to First Uranium, for compilation. Minxcon received the assay results in their original format from Performance Labs and sorted the data so that it could be utilised in Datamine®. The following table summarises the recent drilling that was undertaken on the dams:-

Table 9: Summary of Recent Borehole Information

Dam	No of BHs Drilled	Ave Depth of BHs (m)
Harties 1	6	45.8
Harties 2	6	43.5
Harties 5	6	23.2
Harties 6	11	19.6
Harties 7	6	6
Buffels 2	-	-
Buffels 3	-	-
Buffels 4	-	-
Buffels 5	6	23.5
MWS 2	-	-
MWS 4	-	-
MWS 5	-	-
Flanagan	2	10.5
Ellaton	13	9.7
NKGE	10	13.3
TOTAL	**66**	**21.6**

Duplicate samples were sent to the Mintek Analytical Services Division ("Mintek"), located in Randburg, Gauteng for Gold and Uranium analyses. Mintek is SANAS accredited (Faculty Accreditation Number T0042) and are independent of First Uranium. The facility complies with the general requirements of ISO/IEC 17025:2005 and the accreditation is valid until January 2008 (Appendix 3).. Gold was analysed via the standard fire assay methodology. The detection limit for gold is 0.02g/t au. Uranium was analysed via the Aztec method of estimation, using an X-ray instrument. The detection limit for uranium is 0.01kg/t U_3O_8.

Mintek are SANAS accredited for the assaying of gold via the fire assay technique. It should be noted that they are NOT yet accredited for uranium assaying.

All the drilling took place vertically. The location of the borehole collars drilled for each of the tailings dams, as well as the wireframes that were constructed using the survey data, are illustrated on Figure 6 to Figure 12 overleaf.

It should be noted that in the diagrams, "old BH's" refer to all Historical Drilling and "new BH's" refers to the Current Drilling that has taken place. No diagram illustrating the location of the boreholes or the wireframe was constructed for MWS 2 dam as it is virtually mined out.

Figure 6: Harties Dams 1 and 2 Wireframes and Location of BH's


First Uranium
Wireframes and Location of Boreholes - Harties 1 and 2
LEGEND
Old Bh's
New Bh's
HARTIES 1
HARTIES 2
SCALE:
250m
Minxcon

Figure 7: Harties Dams 5, 6 and 7 Wi


First
Wireframes and Location o
LEGEND
Old Bh's
New Bh's
HARTIES 6

Figure 8: Buffels Dams 2, 3 and 4 Wireframes and Location of BH's


First Uranium
Wireframes and Location of Boreholes - Buffels 2, 3 and 4
BUFFELS 2
LEGEND
Old Bh's
New Bh's
-78500
BUFFELS 3
BUFFELS 4
LEGEND
Old Bh's
New Bh's

Figure 9: Buffels Dams 5 Wireframes


-77500
-78000
-78500
-79000
SCALE:

Figure 10: MWS 4 Dam Wireframes and Location of BH's

First Uranium
Wireframes and Location of Boreholes - MWS 4 Dam


LEGEND
Old Bh's
New Bh's
Waste
Water
FU6
FU3
FU4
Minxcon

Figure 11: Location of BH's on No 5 D


Dam 5
Dam 2
Stilfontein
Minxcon

Figure 12: Flanagan, NKGE and Ellaton Dam Location of BH's and Wireframes

First Uranium
Flanagan, NKGE and Ellaton Wireframes and Location of Bh's


Flanagan Dump
FBH1B
FBH2B
LEGEND
Old Bh's
New Bh's
NKGE Dump
LEGEND
Old Bh's
New Bh's
Ellaton Dump
LEGEND
Old Bh's
New Bh's

ITEM 15 - SAMPLING METHOD AND APPROACH

ITEM 15 (A) - SAMPLING METHODS

Sampling was carried out after each 1.5m drill rod was pulled out of the tailings dam. The material is placed directly into a plastic sampling bag from the drill rod and the drill rod is cleaned after each sample is taken. The sample bag is numbered with an individual sample number and sealed using a stapler.

The location of the sampling is illustrated in Figure 6 to Figure 12, as all sampling took place in the boreholes. Sampling is evenly spaced at 1.5m increments down the boreholes, from the top of the borehole usually to the floor of the dam (if conditions allowed). Spacing of the boreholes across the dams differs from dam to dam. The following table details the average borehole spacing for each of the dams:-

Table 10: Borehole Spacing of all Boreholes used in Mineral Resource Estimation

Dam Name	Borehole spacing in X and Y Direction (m)	Average distance between Boreholes (m)
Harties 1	400 x 300	350
Harties 2	300 x 250	250
Harties 5	320 x 250	275
Harties 6	200 x 140	179
Harties 7	160 x 150	150
Buffels 2	245 x 360	270
Buffels 3	250 x 400	370
Buffels 4	400 x 215	350
Buffels 5	250 x 350	320
Flanagan	Not Modelled – Only 2 BH's	Not Modelled – Only 2 BH's
Ellaton	70 x 70	60
NKGE	70 x 70 & 40 x 50	70 & 40
MWS 2	Not Modelled – Almost Depleted	Not Modelled – Almost Depleted
MWS 4	150 x 100	125
MWS 5	140 x 138 & 300 x 375	200

Notes: NKGE has two borehole populations or groupings and therefore two borehole spacing's have been included
MWS 5 - the (300 x 375) area has no infill drilling - Relates to area classified as an Inferred Resource.

The total number of samples used for the estimation of the Mineral Resources, is illustrated in the table below:-

Table 11: Data used for the Modelling and Estimation of the Dams

Dam	No of BH's	No of Data Points (Uranium)	No of Data Points (Gold)
Harties 1	11	354	355
Harties 2	11	319	320
Harties 5	11	186	187
Harties 6	16	209	209
Harties 7	6	25	25
Buffels 2	7	194	194
Buffels 3	6	147	147
Buffels 4	6	156	156
Buffels 5	12	227	227
MWS 2	61	NA	NA
MWS 4 (Dom 1)	45	271	266
MWS 4 (Dom 2)	45	434	426
MWS 5	56	533	533
Flanagan	2	14	14
Ellaton	13	206	206
NGKE	10	170	171

The tailings dams are scattered over an area that stretches approximately 13.5km north-south and 14km east-west. The footprints of the fifteen tailings dams cover an area of approximately 1,100ha.

ITEM 15 (B) - SAMPLING RECOVERY

Recovery of the material is generally very high and only samples where the recovery is good are used. However, if the tailings material is wet, recoveries are low and the drilling of the borehole is stopped. It is for this reason that not all of the boreholes reach the floor of the dam. These boreholes are utilised up to and including the last valid sample where recovery was acceptable.

ITEM 15 (C) - SAMPLING QUALITY AND REPRESENTATIVENESS

The core sampling was conducted by Dump and Dune or GMSSDD and both companies have a long history of drilling and sampling sand and tailings dams. A representative of MWS carried out regular checks of the sampling that was being conducted and no problems were encountered. Therefore, there is no reason to believe that the sample quality was not to standard and the sampling is considered representative.

ITEM 15 (D) - SAMPLING INTERVAL

As the entire tailings dam will be mined, samples need to be taken through the entire length of the borehole, up to and including a sample of the soil intersection (if reached). Samples were taken at 1.5m downhole intervals, each sample weighing approximately 3kg. This sampling interval is the standard interval used for this type of sampling.

ITEM 15 (E) - SUMMARY OF SAMPLE COMPOSITES, VALUES AND TRUE WIDTHS

The samples are not composited as the sample lengths are all uniform. The boreholes are drilled vertically; therefore no true widths need to be calculated.

ITEM 16- SAMPLE PREPARATION, ANALYSIS AND SECURITY

ITEM 16 (A) - INDEPENDENCE OF SAMPLE PREPARATION

Core samples were prepared by an independent drilling company, being either Dump and Dune or GMSSDD. The sampling was overseen by a representative of MWS in order to ensure that no contamination took place.

ITEM 16 (B) - SAMPLE PREPARATION METHOD, ASSAYING & ANALYTICAL PROCEDURES

All the auger drill samples were prepared at the Performance laboratory in Johannesburg, by drying and pressing through a 1.0mm screen to break up lumps.

Uranium Analysis by Aztec Method of Assaying

TREATMENT OF SAMPLES IN THE SAMPLE PREPARATION SECTION, DETAILING RECEIVING, CRUSHING, PULVERISING AND READING OF SAMPLES.

- Samples received in plastic bags are opened and tipped into clean sample dishes, the ticket for each sample is placed in the sample dish.
- The samples are dried, if necessary, samples are sorted numerically and checked according to dockets.
- Samples are then crushed using a 10" x 6" jaw crusher to < 3mm.
- A vertical spindle pulveriser is used to mill the sample to 85% -75microns, mixed in a cocktail and placed together with the sample ticket in a sample cup. Sequence of sample numbers are again checked and placed on sample trays (twenty samples to a tray).
- Trays are then submitted to Aztec for preparation section.
- Sample sequence is checked according to worksheets and Aztec tubes are filled in sequential order and placed in magazines for analysis.
- Filled magazines are loaded and logged into Aztec analyser, samples are read at constant time (100 seconds) in duplicate and results are printed and recorded on worksheets.
- Operator checks that all the values are available before accepting the worksheet as complete.
- Results are then transmitted or reported via e-mail to the various clients.
- Results reported as U_3O_8Kg/t. No correction is needed for the interfering elements.
- Standards are read after each batch of 20 samples.

INSTRUMENT USED FOR ANALYSIS

- The Aztec is an X-ray instrument using a Tungsten tube operating at 142Kv and 4.0mAmps.
- The detectors are made from high purity Germanium. It is an energy dispersive technique and uses high energy K-X -rays.
- It responds to the K-alpha energy level.
- Instrument is calibrated using pure metals as well as certified reference standards.
- Background information is collected and updated between each sample and internal standards every 300 seconds.
- Detection limit is 0.01Kg/t U_3O_8.

<u>Gold Analysis by Fire Assay and Gravimetric Finnish</u>

Analysis for gold was by standard fire assay procedures, using a 30g or 50g sample with a gravimetric finish. The detection limit is 0.02 g/t gold, with the practical range of the method from 0.08 to 3 027g/t gold (Au). The method-reporting limit is 0.08g/t gold (Au).

METHOD

Essentially, the method consists of two consecutive pyrochemical separations, followed by a chemical separation. Initially, the finely ground sample is fused with a suitable flux under reducing conditions. The flux combines with the gangue to form a fluid slag, and the litharge in the flux is reduced to minute globules of lead. The rain of lead globules, falling through the molten mass, collects the particles of precious metals and coalesces into a button at the bottom of the crucible. As silver is a better collector of gold than lead and facilitates the easier handling of prills, it is employed in conjunction with the lead as a co-collector. Upon cooling, the slag solidifies, and is separated from the lead button containing the gold and silver.

Subsequently, the lead is removed by oxidising fusion, where the litharge thus formed, wets the inner surface of the hot, porous cupel and is absorbed (cupellation). The molten precious metals, are not absorbed because of their high surface tension, and because they do not form oxides. They remain on the concave bed of the cupel in the form of a bead, called a prill. The silver is removed from the prill by acid dissolution (parting). The black, spongy gold thus obtained is annealed to a coherent, malleable prill of the classical golden yellow colour, making the gold available for further measurement.
Results were reported by electronic spreadsheets.

The Performance laboratory is certified by the South African National Accreditation System, an affiliate of the Standards Council of Canada. First Uranium employees or consultants were not engaged in the sample preparation or analyses. Performance Laboratories are SANAS accredited for the assaying of gold via the fire assay technique (see Appendix 2).

Internal Quality Assurance/Quality Control (QA/QC) procedures at the Performance laboratory included assaying one duplicate sample and one standard sample from each batch of 20 samples.

ITEM 16 (C) - QUALITY CONTROL

No information was available regarding the use of standards and blanks in-between the samples that were sent to the labs and therefore it is assumed that this practice was not employed during the Historical Sampling.

During the recent drilling campaign, duplicate samples were sent to the Mintek laboratory for Gold and Uranium analyses.

The amount of duplicate sampling carried out on samples from each of the dams was not very high, and therefore % correlation was not extremely high between the results obtained from Mintek and Performance Labs.

Internal QA/QC procedures at the Performance Lab included assaying one duplicate sample and one standard sample from each batch of 20 samples and the correlation here

ITEM 16 (D) - ADEQUACY OF SAMPLE PREPARATION

All sampling was conducted to strict industry standards. Minxcon also carried out an independent audit on the sampling procedures that were carried out by the drillers, who were carrying out the sampling. No material issues were identified and Minxcon is satisfied that the sampling carried out is adequate for this type of deposit, the sample preparation and analysis were done according to standard industry practice and no breaches in security were detected.

ITEM 17- DATA VERIFICATION

ITEM 17 (A) - QUALITY CONTROL MEASURES AND DATA VERIFICATION

With regard to the Buffels and Harties dams, First Uranium relied on the QA/QC program carried out by Performance Labs, as described in the previous Item. Minxcon did not carry out any independent sampling due to the fact that Minxcon is familiar with Performance Labs and considers their QA/QC processes to be compliant with both SAMREC and NI 43-101 Codes.

The MWS 4 and 5 dams had verification holes drilled by Dump and Dune in April 2007. The grade differences obtained from the sampling of the verification boreholes was less than 10%, which was considered to be acceptable.

All the electronic data was analysed during the estimation process and any outliers were excluded from the database. The incidences of outliers was not high and by visual inspection, were found to generally be a multiple of 10 out, which would indicate a typing error.

ITEM 17 (B) - INDEPENDENCE OF DATA VERIFICATION

Performance Labs carried out independent verification of the assaying results. The data from the verification boreholes that were drilled on the MWS 4 and 5 dams was analysed by Gijima AST Group Limited ("GijimaAST"), who are also independent of First Uranium. Minxcon also carried out independent verification of the assay results, in the form of removing any outliers from the database.

ITEM 17 (C) - NATURE AND LIMITATIONS OF DATA VERIFICATION

Minxcon did not carry out independent drilling or sampling of the tailings dams. The data verification conducted by the laboratory as well as GijimaAST, an independent consulting company as discussed in the sections above was, in Minxcon's opinion, sufficient for the information to be used in the estimation of the Mineral Resources.

ITEM 17(D) - COMMENT ON VERIFICATION FAILURE

The failure for Minxcon to independently verify all the data was not deemed necessary for the Mineral Resource estimation process as Minxcon considered that sufficient steps had been taken by independent sources to verify the data.

ITEM 18- ADJACENT PROPERTIES

There are no adjacent properties to the Project as defined by NI43-101.

ITEM 19- MINERAL PROCESSING AND METALLURGICAL TESTING

In September 2007, First Uranium's Board of Directors approved the following expansion projects:-

- **Module 1 - Completion Due end January 2008** - Expansion of the capacity of the gold plant from 600,000tpm to process 633,000tpm;
- **Module 2 - Completion Due November 2008** -Further expansion of the gold plant to increase it's capacity to 1,283,000tpm and the construction of the first two modules of the Project's uranium plant;
- **Module 3 - Completion Due November 2009** - Further expansion of the gold plant to increase it's capacity to 1,933,000tpm and the construction of the third module of the Project's uranium plant.

Mineral Processing (Module 1)

Mineral processing at the Chemwes plant has been taking place for the past 4 years, whilst the MWS 2 dam was being processed. The following diagram illustrates the flow of material through the current plant:-

Figure 13: Schematic Process Flow Diagram (Current)


Schematic Process Flow Diagram
Hydraulic Reclamation of No. 2 Slimes Dam
Slimes Reclamation Pump Station
570,000tpm
Slimes Reception
Cyclone Classification Plant (Fines/Coarse Split) 20:80 to 30:70
(Fines)
400,000tpm
Thickners
400,000tpm
Loaded Carbon
Elution and Carbon Regeneration Plant
High Pressure Water For Reclamation
170,000tpm (Coarse)
8,000tpm
Carbon-in-Leach (CIL) Plant
Eluted and Regenerated Carbon
Loaded Solution
Pyrite Mill
Pyrite Thickener
Pyrite Batch Leach Pachucas
Return Water Dam & High Pressure Water Pumps
8,000tpm
Electrowinning Cells
408,000tpm Waste
Return Water
Pyrite Float Cells
162,000tpm
Float Tails
Gold Smelted and Poured
Gold "Doré" Bar sent to Rand Refinery
570,000tpm
Plant Tailings
Residue Tank and Pumps
Deposition on No.5 Tailings Dam
Material Flow
Water Flow
Waste Flow
Metal Flow
Source: MWS
Minxcon

The current gold plant will be upgraded to ensure it can accommodate the 633,000tpm that are planned for processing. The gold plant, as it has been designed, can process on average 943tph at a density of 1.43t/m^3 and 94% availability and utilization. This translates to an average of 633,000 tpm, taking into account that the 28, 30 and 31 day months will achieve 581,944tpm, 624,492tpm and 645,766tpm respectively.

Although the current Chemwes plant circuit was designed for 570,000tpm, the plant has previously achieved 623,000tpm (May 2005). The reason for this is that the CIL circuit can comfortably achieve a rate of 525,000tpm. The fines/coarse spit is of the order of 70-80/20-30, thus a total reclaimed tonnage of 650,000 will split 520,000tpm to the thickeners and CIL, and 130,000tpm to the float. Float tails go directly to the residue tank together with the CIL residue.

Phase 1B and 2 will design the CIL circuits to achieve rates of 650,000tpm through the CIL, as there will be no splits within the circuits.

Metallurgical Test Work (for Module 2 and 3)

There have been two phases of uranium and gold recovery testing undertaken for First Uranium by Mintek. The first was completed in mid-2006 and the second in May 2007. The economic analysis was based upon the Phase 1 testing. A summary of the second phase is being reported whilst both phases were used to decide upon the optimal processing method that will be employed.

PHASE 1 MINTEK TESTWORK - GOLD

Bulk samples were prepared by Performance Labs and, after their analyses, Mintek was retained to carry out the metallurgical test work. The following is an extract from Mintek's reports titled "Laboratory Gold and Uranium Flotation Scoping Studies on Gold Slimes Dams Material" dated 23 May 2006, and "Scoping Studies on the Leaching of the Buffelsfontein Concentrates" dated 28 June 2006. Note that, through this section, Mintek have reported results as U and not U_3O_8 and 1% U is equal to 1.18% U_3O_8. The following table details the results of the Diagnostic Leach test:-

Table 12: Diagnostic Leach Test Results (Phase 1 of Testwork)

Association	Gold Grade (g/t)	Gold Distribution (%)
Gold available to direct cyanidation	0.184	51.11
Gold that is pre=robbed (CIL)	0.021	5.73
Gold associated with HCl digestible minerals	0.074	20.49
Gold associated with HNO_3 digestible minerals	0.036	10.13
Gold associated with carbonaceous matter	0.006	1.76
Gold associated with quartz (balance)	0.039	10.78
Total	**0.360**	**100.00**

Grind (% -75 Micron)

The sample was treated "as received" and had a head grade of 0.360g/t Au. Of the total contained gold, 51.11% (0.184 g/t) was extracted by direct cyanidation.

CIL dissolution indicated that 5.73% (0.021 g/t) of the contained gold was preg-robbed by constituents occurring in the ore. Some 56.84% (0.205 g/t) of the gold is therefore expected to be recoverable by carbon-in-leach ("CIL") processing.

The HCl digestion indicated that 20.49% (0.074 g/t) of the contained gold was associated with HCl digestible minerals (calcite, pyrrhotite, etc.), while 10.13% (0.036g/t) was associated with the more stable sulphides, digested with HNO_3 (e.g., pyrite, sulphides, arsenopyrite, etc.). Of the remaining gold, 1.76% (0.006 g/t) was found to be associated with carbonaceous constituents in the ore and 10.78% (0.039 g/t) of the gold is assumed to be occluded in gangue constituents.

After all the test work was completed, it was determined that the gold recovery process would be by CIL.

PHASE 1 MINTEK TESTWORK - URANIUM

After determining that the gold recovery process would be by CIL, test work was started to determine a recovery route for the uranium

Two floatation strategies were explored. The first aimed at flotation of the sulphides using xanthate collectors, the second aimed at uranium minerals using fatty acid collectors. The latter provided high mass pulls, with high reagent costs. Neither process produced high recoveries with acceptable concentrate grades. However, acceptable concentrate grades were achieved by sacrificing recovery. A preliminary financial optimization was completed, which suggested that a mass pull of between 10% and 20% would be optimal. Financial modeling indicates that the most effective mass pull is 13% where the relative product extraction versus associated operating cost is optimal.

PHASE 2 MINTEK TEST WORK

Equal quantities (800kg each) of material from Buffels Dams 2, 3 and 4 were delivered to Mintek and blended into a composite. The composite was subjected to:-

- flotation tests for the recovery of uranium including a mini plant test run,
- uranium leach tests on the flotation concentrate (atmospheric and pressure leaching); and
- gold diagnostic leach and CIL test work.

The flotation tests indicated that a mass pull of 15% was required to achieve a U grade of 200ppm at recovery of approximately 37%. The mini mill plant was able to produce a 210kg bulk concentrate with a grade of 239.7ppm uranium.

With pressure leaching extractions of 88% to 91% were achieved after two hours of leaching.

Bottle roll leach tests on material that was composed of 84% flotation tails and 16% uranium leaching tails generated gold dissolution of 50% to 70% as a direct CIL while acid pretreatment increased the dissolution to 58.1% to 74.2%.

SUMMARY OF METALLURGICAL TEST WORK AND PROCESS DESIGN

The following is an extract from the Metallicon Process Consulting (Pty) Ltd Report, compiled by the Managing Director Mr Michael Valenta (Pr.Eng (Int)), addressed to First Uranium:-

"In a previous report it was recommended that the test work conducted in Phase 2 of the test programme be repeated to confirm the findings. The major reason for the recommendation was to verify the source of the material tested.

Sample was taken from the dams by a reputable company (Dump and Dune) that have an acceptable sampling methodology and procedure. I am therefore satisfied that the necessary attention was given to acquiring a representative sample of the dams.

The test work was conducted at Mintek and yielded similar flotation results as were achieved in the previous test programme with regard grade and recovery.

A bulk sample of flotation concentrate was produced on a "pilot plant" for the subsequent leach test work. I am therefore of the opinion that the flotation test work is adequate for a Feasibility Study.

Batch atmospheric leach tests results confirmed the original test work results and a subsequent bulk leach product was produced for further test work on the Uranium extraction process. The atmospheric leach has proven to be a viable alternative with a Uranium recovery of 77% over the leach circuit. An added benefit of the introduction of an atmospheric Uranium leach is an increase in the Gold recovery in the CIL circuit from 56% to 65%. In my opinion the amount of test work, and the results and reproducibility of the atmospheric leach test work are adequate for a Feasibility Study.

Pressure leach test work has yielded promising results with Uranium recoveries in excess of 90% and Gold recoveries in the order of 74% over the leach circuit. These results are significantly higher than those achieved for the atmospheric leach. The pressure leach results have confirmed the findings of the previous testwork; however the testwork has not been reproducible. More test work is being planned to increase the confidence in the results and from that generate an optimum flow diagram and confirm the process design criteria. The pressure leach test work has identified the possible combination of pressure and atmospheric leach whereby the pressure leach is used to also generate acid for the atmospheric leach. This requires further test work to identify the optimum split between the pressure leach and atmospheric leach, and the possible introduction of a pre-leach step ahead of the pressure leach to optimize the use of the resultant acid being produced.

Further information is also required to describe the process design criteria for ancillary process equipment around the pressure leach e.g. the oxygen plant and for that reason more testwork is required. I would certainly continue with the pressure leach as an option and am of the opinion that the information is adequate for a Pre-Feasibility study. More work must be conducted to generate sufficient information for a Feasibility study. I would therefore recommend the Feasibility study to include the process steps illustrated in Figure 14 (Part A). I have studied the proposed test programme recommended by the consultants and feel that the necessary information will be generated from the work to add the pressure leach processing route to the Feasibility study. From the initial results it appears that the circuit illustrated in Figure 14 (Part B) may be the optimum solution for the plant."

Figure 14: Recommended Test Work


A – Test Work Recommended for Feasibility Study
Dam reclamation
Flotation
Gold CIL
Atmospheric Leach
Tailing Disposal
Uranium extraction
B – Potential Optimum Solution for Plant
Dam reclamation
Flotation
Gold CIL
Pre-Leach
Pressure Leach
Atmospheric Leach
Tailing Disposal
Uranium extraction

Source: Metallicon

SUMMARY OF RECOVERIES

The effect of the revised test work has led First Uranium to implement an Atmospheric Leach, followed by Pressure Leach process to the uranium plant. The model assumptions are as follows:-

Table 13: Summary of Recoveries (May 2007 vs. November 2007)

Recovery	May 2007 (as was)			November 2007 (as is)		
	Pre Nov '08	Post Nov '08	Post Nov '09	Pre Nov '08	Post Nov '08	Post Nov '09
Au Recovery - CIL only	52%	-	-	52%	-	-
Au Recovery - Atmospheric Leach	-	-	-	-	58%	-
Au Recovery - Pressure Leach	-	68%	68%	-	-	68%
Float Recovery	-	30%	30%	36.8%	36.8%	36.8%
U_3O_8 Recovery - Atmospheric Leach	-	-	-	-	75%	-
U_3O_8 Recovery - Pressure Leach	-	90%	90%	-	-	90%
Effective Uranium - Recovery	-	27%	27%	-	28%	33%

The average LOM gold recovery is 66% and the average LOM uranium recovery is 33%.

ITEM 20- MINERAL RESOURCES AND MINERAL RESERVES

The surface Mineral Resources comprise 15 tailings dams containing approximately 357Mt on the property as a result of processing mineralization from the Buffelsfontein, Hartebeestfontein, and Stilfontein underground mines. The tonnage is based on the independent assessment of the Mineral Resources that was carried out by Minxcon during 2007.

ITEM 20 (A) - MINERAL RESOURCE AND MINERAL RESERVE REPORTING SYSTEM

All Mineral Resources and Mineral Reserves, that have been reported herein, are compliant with the specifications embodied in the SAMREC Code as well as NI 43 101.

ITEM 20 (B) - MINERAL RESOURCE AND MINERAL RESERVE CATEGORIES

Mineral Resources have been reported separately, as per NI43-101 and the SAMREC Code, as:-

- Measured Resources;
- Indicated Resources; and
- Inferred Resources.

Mineral Reserves have been reported separately, as per NI43-101 and the SAMREC Code as

- Proven Reserves; and
- Provable Reserves.

All Mineral Resources are quoted as inclusive of Mineral Reserves.

ITEM 20 (C) - INFERRED RESOURCES

Inferred Resources have been reported upon, but have been reported on separately and have not been incorporated with the Measured and Indicated Mineral Resources.

ITEM 20 (D) - RELATIONSHIP OF THE QUALIFIED PERSON TO ISSUER

Minxcon is an independent advisory company. Its consultants have had extensive experience in preparing technical and economic advisors' and valuation reports for mining and exploration companies. Neither Minxcon nor its staff have any interest capable of affecting its ability to give a fair opinion, and will not receive any pecuniary or other benefits in connection with this assignment, other than normal consulting fees. Minxcon independently estimated the Mineral Resources and Mineral Reserves disclosed in this report.

ITEM 20 (E) - DETAILED MINERAL RESOURCE AND MINERAL RESERVE TABULATION

The Mineral Resources and Mineral Reserves for the Project are detailed in the sections below. This report was compiled in accordance with the requirements of NI 43-101.

Mineral Resources

The Mineral Resources detailed in the table overleaf are effective as at 1 November 2007, as they take into account the tonnage mined out of MWS 2 dam up to and including 31 October 2007. The MWS 2 dam will be mined out by end December 2007 and production will then move to the Buffels 2 dam.

Table 14: Mineral Resources as at 1 November 2007

Surface			Tonnes	Gold			Uranium		
Category	Place	Dam	Mt	Aug/t	Au('000oz)	Au tonnes	U_3O_8kg/t	U_3O_8Mlb	U_3O_8 tonnes
Measured	Buffels	2	24.1	0.398	309	9.6	0.086	4.58	2,077
	Buffels	3	24.9	0.350	280	8.7	0.099	5.44	2,466
	Buffels	4	14.1	0.374	170	5.3	0.102	3.17	1,439
	Harties	5	23.9	0.213	163	5.1	0.062	3.26	1,479
	Harties	6	13.3	0.199	85	2.6	0.063	1.85	839
Total Measured			**100.3**	**0.312**	**1,008**	**31.3**	**0.083**	**18.30**	**8,300**
Indicated	Buffels	5	47.6	0.235	360	11.2	0.063	6.62	3,001
	Harties	1	74.4	0.261	624	19.4	0.062	10.17	4,611
	Harties	2	43.8	0.262	369	11.5	0.060	5.79	2,626
	Harties	7	1.3	0.267	11	0.3	0.164	0.46	211
	Harties	NKGE	1.2	0.501	19	0.6	0.182	0.47	214
	MWS	2	0.6	0.450	9	0.3	0.082	0.11	49
	MWS	4 (Domain 1)	9.7	0.138	43	1.3	0.047	1.01	456
	MWS	4 (Domain 2)	17.4	0.280	157	4.9	0.133	5.12	2,322
	MWS	5	40.3	0.310	402	12.5	0.088	7.81	3,543
Indicated Total			**236.3**	**0.262**	**1,993**	**62.0**	**0.072**	**37.55**	**17,033**
Measured & Indicated			**336.6**	**0.277**	**3,000**	**93.3**	**0.075**	**55.85**	**25,333**
Inferred	Harties	Flanagan	0.0	0.694	1	0.0	0.152	0.02	7
	MWS	5	15.2	0.300	146	4.6	0.095	3.17	1,437
	MWS	5 (from MWS 2)	4.7	0.175	26	0.8	0.102	1.05	476
	Harties	Ellaton	1.3	0.387	16	0.5	0.147	0.41	187
Inferred Total			**21.2**	**0.279**	**189**	**5.9**	**0.100**	**4.64**	**2,106**

Notes:
1. Mineral Resources are quoted as in-situ Mineral Resources.
2. No cut-off grades were applied.
3. Rows and columns may not add exactly due to rounding.
4. Mineral Resources include Mineral Reserves. Resources which are not Reserves do not have demonstrated economic viability.
5. Table reflects depletion of 1.5 million tonnes from July through October 2007 for MWS 2 Dam.
6. MWS 4 Dam is split into two domains, namely Domain 1, which is the uppermost section of the dam, and Domain 2, the lowermost portion of the dam. The tailings dam has been evaluated in two separate sections as they show distinct differences in grade.

Mineral Resource to Mineral Reserve Conversion

The following factors have been used to calculate the gold equivalent cut-off grades that were used to convert the Mineral Resources to Mineral Reserves:-

Table 15: Factors used in the Mineral Reserve Estimation

Type	Description	Au Factor	U Factor	Unit
Ore Resource	Density	1.42	1.42	t/m^3
Mining	External sources - dilution	0%	0%	%
Mining	Mine call factor ("MCF")	99.88%	100%	%
Processing	Plant recovery factor	66%	90%	%
Processing	Flotation plant recovery		37%	%
Processing	Flotation plant mass pull		13%	%
Flotation Cost	Treatment Costs - Total Tonnes	na	0.45	US$/t
Uranium Treatment Cost	Treatment Costs - Float Conc. Tonnes	na	13.20	US$/t
Gold Treatment Cost	Treatment Costs - Total Tonnes	1.55	na	US$/t
Revenue	Exchange Rate	7.40	7.40	R/USD
Revenue	Metal price	500	50	USD/oz USD/lb
Revenue	Metal price	16,075	110	US$/kg
Conversion	Oz/kg	32.15076		Oz
Conversion	lb per kg		2.20466	lb

A 0% mining dilution has been used as no mining dilution is likely to take place as the tailings dams are mined out completely. The soil at the bottom of the dams that is likely to be mined and processed will also be mineralised as the gold and uranium migrate into the soil via gravity.

A 100% MCF for uranium has been used for this exercise, as the MCF cannot be calculated. The MCF of 99.88% was calculated during the processing of MWS 2 dam.

The following tables illustrate the method of calculation of the gold, uranium and gold equivalent paylimits:-

Table 16: Calculation of Gold Paylimits for 2008

	Value	Unit	Paylimit (g/t)	Action
Metal price	20	US$/g		
OPEX	2.00	US$/t	0.098	OPEX/ Metal Price
Dilution	0%	%	0.098	=PL x (1+Dilution %)
Mine call factor	99.88%	%	0.098	=PL/MCF
Recovery	66%	%	**0.149**	=PL/Recovery

The OPEX used in this table includes the floatation costs and Au Plant costs, which are detailed in Table 38 in the document.

Table 17: Calculation of Uranium Paylimits for 2008

Factor	Value	Unit	Paylimit (g/t)	Action
Metal price	99	US$/g		
OPEX	13.20	US$/t	17.3	OPEX/ Metal Price
Dilution	0%	%	17.3	=PL x (1+Dilution %)
Mine call factor	100%	%	17.3	=PL/MCF
Recovery	33%	%	**52.3**	=PL/Recovery

* Recovery of 33% is achieved as follows: 90% x 36.8% = 33%

Table 18: Calculation of Gold Equivalent Paylimits for 2008

Factor	Value	Unit	Paylimit (g/t)	Action
Metal price	20	US$/g		
OPEX	**3.72**	US$/t	0.182	OPEX/ Metal Price
Dilution	0%	%	0.182	=PL x (1+Dilution %)
Mine call factor	99.88%	%	0.182	=PL/MCF
Recovery	66%	%	**0.276**	=PL/Recovery

The OPEX used in this table is calculated as follows: - Gold OPEX + (Uranium OPEX x 13% Mass Pull).

The following table details the summary of the gold, uranium and gold equivalent paylimits for 2007 through to 2011, after which it will remain constant:-

Table 19: Summary of Gold, Uranium and Gold Equivalent Paylimits (2007 - 2011)

Year	Year Ending	Gold		Uranium		Gold Equivalent	
		Cost (US$/t)	Pay Limit g/t	Cost (US$/t)	Pay Limit g/t	Cost (US$/t)	Pay Limit g/t
2007	Mar-08	2.05	0.152	na	na	na	na
2008	Mar-09	2.00	0.149	13.20	52.3	3.72	0.276
2009	Mar-10	2.00	0.149	8.50	33.7	3.11	0.231
2010	Mar-11	1.89	0.141	7.82	31.0	2.91	0.231
2011	Mar-12	1.89	0.141	7.82	31.0	2.91	0.216

The following table details the gold equivalent grades of all the dams, as well as illustrating the dams that have grades above the cut-off grades ("COG") over time. The gold equivalent grade of 0.276 (which rounds off to 0.28) was used as the COG for the Mineral Reserve Declaration:-

Table 20: Gold Equivalent Grades (g/t) 2008

Dam	Gold Equivalent Grade (g/t)	Above COG
Harties 1	0.384	Yes
Harties 2	0.381	Yes
Harties 5	0.336	Yes
Harties 6	0.324	Yes
Harties 7	0.593	Yes
Buffels 2	0.569	Yes
Buffels 3	0.547	Yes
Buffels 4	0.577	Yes
Buffels 5	0.360	Yes
NGKE	0.863	Yes
MWS 2	0.613	Yes
MWS 4 (Dom 1)	0.231	No
MWS 4 (Dom 2)	0.545	Yes
MWS 5 Indicated	0.485	Yes

Notes:

Yellow cells indicate dams that did not meet the COG and were therefore not classified as Mineral Reserves

Flanagan and Ellaton dams and the MWS 5 (Inferred) section and MWS 5 section from the MWS 2 tailings have not been included in this table as they are classified as Inferred Resources, and therefore cannot be converted to Mineral Reserves. Domain 1 of the MWS 4 dam was also not included in the Mineral Reserves, as it did not achieve the COG.

Mineral Reserves

Using the above criteria, the following Mineral Reserves have been classified:-

Table 21: Mineral Reserves as at 1 November 2007

Surface			Tonnes	Gold			Uranium		
Category	Place	Dam	Mt	Aug/t	Au('000oz)	Au tonnes	U_3O_8kg/t	U_3O_8Mlb	U_3O_8 tonnes
Proven	Buffels	2	24.1	0.398	309	9.6	0.086	4.58	2,077
	Buffels	3	24.9	0.350	280	8.7	0.099	5.44	2,466
	Buffels	4	14.1	0.374	170	5.3	0.102	3.17	1,439
	Harties	5	23.9	0.213	163	5.1	0.062	3.26	1,479
	Harties	6	13.3	0.199	85	2.6	0.063	1.85	839
Proven Total			**100.3**	**0.312**	**1,008**	**31.3**	**0.083**	**18.30**	**8,300**
Probable	Buffels	5	47.6	0.235	360	11.2	0.063	6.62	3,001
	Harties	1	74.4	0.261	624	19.4	0.062	10.17	4,611
	Harties	2	43.8	0.262	369	11.5	0.060	5.79	2,626
	Harties	7	1.3	0.267	11	0.3	0.164	0.46	211
	Harties	NKGE	1.2	0.501	19	0.6	0.182	0.47	214
	MWS	2	0.6	0.450	9	0.3	0.082	0.11	49
	MWS	4 (Domain 2)	17.4	0.280	157	4.9	0.133	5.12	2,322
	MWS	5 (Indicated)	40.3	0.310	402	12.5	0.088	7.81	3,543
Probable Total			**226.6**	**0.268**	**1,950**	**60.6**	**0.073**	**36.55**	**16,578**
Total Proven &Probable			**326.9**	**0.281**	**2,957**	**92.0**	**0.076**	**54.85**	**24,877**

Notes:

1. Mineral Reserves are quoted as fully diluted delivered to mill estimates.
2. Based on assumptions of a gold price of $635 per ounce, a uranium price of $45 per pound and ZAR/$ exchange rate of 7.40, which are long term forecast figures (post 2012).
3. A Reserve cutoff grade of 0.28 grams per tonne gold equivalent was used, uranium grades were converted to gold equivalent using a conversion factor of 1 gram per tonne, which equals 0.503 kilograms per tonne on an extracted metal basis.
4. Rows and columns may not add exactly due to rounding.
5. The average LOM gold recovery applied was 66%.
6. An effective LOM uranium recovery of 27% was used and is based on an atmospheric leach process.
7. Only Domain 2 of the MWS 4 dam has been converted to a Mineral Reserve as the gold grade in Domain 1 is below cutoff.
8. Table reflects depletion of 1.5 million tonnes from July through October 2007 for MWS No. 2 Dam.
9. **The legal tenure of the NKGE dam is uncertain.**

ITEM 20 (F) - KEY ASSUMPTIONS, PARAMETERS AND CLASSIFICATION METHODOLOGY

Geological Modelling Methodology

Three dimensional ("3D") wireframes were constructed from survey points and borehole information representing the dams in 3D space. The reef wireframes were filled with block models of various sizes (as illustrated in Figure 6, Figure 7, Figure 8, Figure 9, Figure 10, Figure 11 and Figure 12). The 1.5m samples were used for the grade estimation.

Statistical analysis provided a basis for final data verification and was used to establish specific information on population distributions and checks for anomalous values. Spatial continuity illustrations (variograms) were constructed for Au and U_3O_8. Ordinary kriging methodologies were utilized for the evaluation of the tailings dams.

Database

The total number of samples used for the estimation of the Mineral Resources, is illustrated in the table below:-

Table 22: Data used for the Modelling and Estimation of the Dams

Dam	No. of BH's	No. of Data Points (Uranium)	No. of Data Points (Gold)
Harties 1	11	354	355
Harties 2	11	319	320
Harties 5	11	186	187
Harties 6	16	209	209
Harties 7	6	25	25
Buffels 2	7	194	194
Buffels 3	6	147	147
Buffels 4	6	156	156
Buffels 5	12	227	227
MWS 2	61	No Modelling Carried Out	No Modelling Carried Out
MWS 4 (Dom 1)	45	271	266
MWS 4 (Dom 2)	45	434	426
MWS 5	56	533	533
Flanagan	2	14	14
Ellaton	13	206	206
NGKE	10	170	171

The MWS 2 dam was not remodelled for this exercise as it was almost depleted at the time this Technical Report was compiled.

The tailings dams are scattered over an area that stretches approximately 13.5km north-south and 14km east-west. The footprints of the fifteen tailings dams cover an area of approximately 1,100ha.

Statistical Analysis

Statistics are performed to develop an understanding of the statistical characteristics and sample population distribution relationships. Descriptive statistics in the form of histograms (frequency distributions) and probability plots (evaluate the normality of the distribution of a variable) are thus used to develop an understanding of such statistical relationships. Skewness is a measure of the deviation of the distribution from symmetry (0 – no skewness). Kurtosis measures the "peaked ness" of a distribution (0 – normal distribution).The following table illustrates the descriptive statistics that were used for the modelling:-

Table 23: Descriptive Statistics for the Tailings Dams

Harties 1 – Gold (g/t) & Uranium (kg/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
AU	355	0.270028	0.246985	0.080000	1.220000	0.016866	0.129871	2.778964	15.10141
U	354	0.060831	0.054239	0.010000	0.169000	0.000720	0.026833	0.454556	0.20076

Harties 2 – Gold (g/t) & Uranium (kg/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
AU	320	0.267094	0.242146	0.080000	1.060000	0.016646	0.129018	1.933079	6.54799
U	319	0.059176	0.053898	0.010000	0.133000	0.000550	0.023459	0.263267	-0.25194

Harties 5 – Gold (g/t) & Uranium (kg/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
AU	187	0.234439	0.195690	0.080000	2.380000	0.042769	0.206806	6.438222	62.18531
U	186	0.059909	0.053080	0.010000	0.129000	0.000746	0.027315	0.369457	-0.55963

Harties 6 – Gold (g/t) & Uranium (kg/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
AU	209	0.198565	0.179789	0.080000	0.840000	0.011173	0.105702	2.789867	11.66919
U	209	0.062038	0.055856	0.010000	0.151000	0.000710	0.026655	0.529711	0.25624

Harties 7 – Gold (g/t) & Uranium (kg/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
AU	25	0.258000	0.242596	0.100000	0.400000	0.006950	0.083367	-0.215272	-0.24932
U	25	0.168200	0.156614	0.067000	0.266000	0.003600	0.059999	-0.104719	-1.10253

Buffels 2 – Gold (g/t) & Uranium (kg/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
AU	194	0.394639	0.375777	0.140000	0.940000	0.014471	0.120294	0.525436	1.464795
U	194	0.087180	0.081081	0.022000	0.244000	0.001221	0.034944	1.432888	3.316931

Buffels 3 – Gold (g/t) & Uranium (kg/t)

Variable	Valid N	Mean	Minimum	Maximum	Range	Variance	Std.Dev.	Skewness	Kurtosis
AU	147	0.353946	0.100000	0.920000	0.820000	0.019723	0.140437	1.365243	2.961573
U3O8	147	0.102701	0.026000	0.256000	0.230000	0.001844	0.042943	0.764402	0.783660

Buffels 4 – Gold (g/t) & Uranium (kg/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
AU	156	0.383974	0.360824	0.120000	1.600000	0.028880	0.169940	4.224381	25.76530
U	156	0.101519	0.094375	0.030000	0.245000	0.001487	0.038564	0.765757	0.76045

Buffels 5 – Gold (g/t) & Uranium (kg/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
AU	227	0.209207	0.188107	0.080000	1.020000	0.010986	0.104815	2.435442	14.81095
U	227	0.058057	0.045629	0.010000	0.194000	0.001464	0.038269	1.063088	1.19014

MWS 4 (Domain 1) – Gold (g/t) & Uranium (g/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
U	271	48.61993	40.22681	5.000000	147.0000	815.8661	28.56337	0.938998	0.825726
AU	266	0.13932	0.12644	0.080000	0.4600	0.0046	0.06755	1.641925	3.713983

MWS 4 (Domain 2) – Gold (g/t) & Uranium (g/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
U	434	128.4574	121.3565	9.000000	234.0000	1364.026	36.93273	-0.473723	0.386195
AU	426	0.2769	0.2595	0.080000	0.6000	0.008	0.09043	0.163163	0.896649

MWS 5 – Gold (g/t) & Uranium (g/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
U	533	91.35084	76.22174	5.00000	210.0000	2316.112	48.12600	0.31155	-0.91408
AU	533	0.30304	0.28380	0.06000	1.4600	0.015	0.12269	3.47753	26.39480

Flanagan – Gold (g/t) & Uranium (kg/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
AU	14	0.767143	0.693872	0.220000	1.200000	0.093330	0.305499	-0.390688	-0.650194
U	14	0.199857	0.152174	0.027000	0.464000	0.016200	0.127278	0.345605	-0.352441

Ellaton – Gold (g/t) & Uranium (kg/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
AU g/t	206	0.498641	0.463354	0.080000	1.620000	0.040494	0.201231	1.813100	6.864361
U kgt	206	0.171053	0.137885	0.010000	0.840000	0.009924	0.099622	1.585188	8.858931

NKGE – Gold (g/t) & Uranium (kg/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
AU	171	0.498012	0.430673	0.080000	1.560000	0.076102	0.275866	1.421278	2.268334
U	170	0.186059	0.122307	0.006000	0.837000	0.020723	0.143953	1.461951	3.928440

Harties 6 represents the lowest gold grade of the Harties dams, although Harties 7 has the lowest range of the values. All the Harties dams, barring Harties 5, have standard deviations ("Std. Dev.") significantly lower than the mean, indicating predominance of lower grade values. This relationship of lower Std.Dev. value to the mean value applies to uranium for all the dams.

The Buffels dams are of higher gold and uranium grade than the Harties dams. The Std.Dev. values for all the Buffels dams are lower than the respective means for uranium and gold. This relationship also holds for the MWS, Ellaton and NKGE dams as well.

Histogram, Distribution Plots and Variograms

All the gold and uranium histograms, distribution plots and variograms have been included as Appendix 4, **Error! Reference source not found.** and Appendix 6, respectively.

Block Models

The diagrammatic illustrations of the Block Models created in Datamine ® are included overleaf:-

Figure 15: Harties 1 - Uranium Block Model


First Uranium
Harties 1 Uranium Block Model
Level 1360
A
B
Level 1380
A
B
A
B
Minxcon

Figure 16: Harties 1 - Gold Block Mc


First U
Harties 1 Gol
Level 1360
A
Level 1380
A
A

Figure 17: Harties 2 - Uranium


First Uranium
Harties 2 Uranium Block Model
Level 1350
A
B
Level 1360
A
B
A
B
Minxcon

Figure 18: Harties 2 - Gold


First U
Harties 2 Gol
Level 1350
A
Level 1360
A
A

Figure 19: Harties 5- Uranium


First Uranium
Harties 5 Uranium Block Model
Level 1362
A
B
Level 1378
A
B
A
B

Figure 20: Harties 5- Gold


Level 1362
A
Level 1374
A
A

Figure 21: Harties 6 - Uranium


First Uranium
Harties 6 Uranium Block Model
Level 1358
Level 1362
Level 1366

Figure 22: Harties 6 - Gold


First Ur
Harties 6 G
Level 1358
Level 1365

Minxcon

Figure 23: Harties 7 - Uranium


First Uranium
Harties 7 Uranium Block Model
Composite
Level 1330
A
B

Figure 24: Harties 7 - Gold


Composite
Level 1330
A

Figure 25: Buffels 2- Uranium


First Uranium
Buffels 2 Uranium Block Model
Level 1335
Level 1315
A
B
Minxcon

Figure 26: Buffels 2- Gold


Buffels 2 Gold
Level 1335
Level 1315
A

Figure 27: Buffels 3 Block Models- Uranium


First Uranium
Buffels 3 Uranium Block Model
Level 1340
A
B
Level 1320
A
B
A
B

Figure 28: Buffels 3 Block Models- G


First U
Buffels 3 Gold
Level 1340
A
Level 1320
A
A

Figure 29: Buffels 4 Block Models - Uranium


First Uranium
Buffels 4 Uranium Block Model
Level 1330
A
B
Level 1310
A
B
A
B

Figure 30: Buffels 4 Block Models - G


Buffels 4 Gold
Level 1330
A
Level 1310
A
A

Figure 31: Buffels 5 Block Models - Uranium


First Uranium
Buffels 5 Uranium Block Model
Level 1320
Level 1330
Level 1340
A
B
N
Minxcon

Figure 32: Buffels 5 Block Models - G


Level 1330
Level 1310
A

Figure 33: MWS 4 Block Models - Uranium


First Uranium
MWS 4 Uranium Block Model
Level 1355 - Domain 1
A
B
Level 1340 - Domain 2
A
B

Figure 34: MWS 4 Block Models - Golc


Level 1355 - Domain 1
A
Level 1340 - Domain 2
A

Figure 35: MWS 5 Block Models - Gold and Uranium


First Uranium
MWS 5 Gold and Uranium Block Models
Kriging Efficiency
Indicated Resources
Inferred Resources
A
B
KEFF
FROM
TO
Uranium Grade
A
B
UOK
FROM
TO
Gold Grade
A
B
AUOK
FROM
TO

Figure 36: Ellaton Block Models - Uranium


First Uranium
Ellaton Uranium Block Model
Level 1322
A
B

Figure 37: Ellaton Block Models - Gol


First Ur
Ellaton Gold
Level 1322
A

Figure 38: NKGE Block Models - Uranium


First Uranium
NKGE Uranium Block Model
B
BH108
-75000
A
A
B

Figure 39: NKGE Block Models - Gold


-75000
-75200
A

Modelling Parameters

The following table details the modelling parameters that were used to estimate the uranium and gold grades of the tailings dams:-

Table 24: Modelling Parameters

Model Parameter	Buffels 2	Buffels 3	Buffels 4	Buffels 5	Harties 1	Harties 2	Harties 5	Harties 6	Harties 7	NKGE	Ellaton	MWS 4	MWS 5
Block Model (X, Y & Z)	200m x 200m x 3m										100mx 100m x3m	200m x 200m x 3m	50m x 50m x 3m
Length of Sample	1.5m	1.5m	1.5m	1.5m	1.5m	1.5m	1.5m	1.5m	1.5m	1.5m	1.5m	1.5m	1.5m
Cell Discretisation	5x5x3	5x5x3	5x5x3	5x5x3	5x5x3	5x5x3	5x5x3	5x5x3	5x5x3	5x5x3	5x5x3	5x5x3	5x5x3
1st Search Volume – Min no of Samples	12	12	12	12	12	12	12	14	12	12	12	12	12
1st Search Volume – Max no of Samples	40	40	40	40	40	40	40	40	40	40	40	40	40
2nd Search Volume – No of First	2	2	2	2	2	2	2	2	2	2	2	2	2
2nd Search Volume – Min no of Samples	8	8	8	8	8	8	8	8	8	8	8	8	8
2nd Search Volume – Max no of Samples	40	40	40	40	40	40	40	40	40	40	40	40	40
3rd Search Volume – No of First	5	5	5	5	5	5	5	5	5	5	5	5	5
3rd Search Volume – Min no of Samples	1	1	1	1	1	1	1	1	1	1	1	1	1
3rd Search Volume – Max no of Samples	20	20	20	20	20	20	20	20	20	20	20	12	12
Interpolation Method	OK	OK	OK	OK	OK	OK	OK	OK	OK	OK	OK	OK	OK

OK = Ordinary Kriging

Volume Calculation

The volumes of all of the dams were calculated by using the survey information obtained from First Uranium (detailed in Item 7 (e)) and importing the data into Datamine® in order to create a 3 -dimensional (3-D") Digital Terrain Model ("DTM"). The following table details the volumes that were calculated:-

Table 25: Tailings Dam Volumes

Dam	May 2007 Volume (m^3)	November 2007 Volume (m^3)	Variance (m^3)
Harties 1	57,860,000	52,378,551	-5,481,449
Harties 2	22,275,000	30,823,856	8,548,856
Harties 5	14,458,125	16,797,405	2,339,280
Harties 6	9,127,500	9,375,167	247,667
Harties 7	1,062,500	905,430	-157,070
Buffels 2	14,812,500	17,005,468	2,192,968
Buffels 3	18,375,000	17,544,506	-830,494
Buffels 4	10,237,500	9,935,885	-301,615
Buffels 5	28,490,000	33,548,913	5,058,913
MWS 2	2,682,171	440,024	-2,242,147*
MWS 4	18,640,916	19,066,197	425,281
MWS 5	48,030,350	42,354,059	-5,676,291
Flanagan	29,825	31,690	1,865
Ellaton	638,056	894,366	256,310
NGKE	440,439	828,354	387,915
TOTAL	**247,159,882**	**251,929,871**	**4,769,989**

*Equates to material that has been mined

Since May 2007, all the dams have been surveyed and DTMs created, which increased the confidence in the volume of the dams as these measurements are considered more accurate than the previous calculations.

The discrepancy in the volume of MWS 5 dam can be attributed to the fact that during the November 2007 exercise the dam was only measured to the extent that the boreholes were drilled and the boreholes did not all reach the bottom of the dam. More material could potentially lie beneath this level, but has not been evaluated, due to the lack of drilling to that depth.

Specific Gravity

The following table details the specific gravity (SG") testwork carried out in August 2007 on the density of the dams:-

Table 26: SG Testwork Results

Dam	As at May 2007 SG (t/m3)	As at November 2007 SG (t/m^3)
Harties 1	1.60	1.360
Harties 2	1.60	1.410
Harties 5	1.60	1.410
Harties 6	1.60	1.369
Harties 7	1.60	1.496
Buffels 2	1.60	1.381
Buffels 3	1.60	No new Testwork – Too wet
Buffels 4	1.60	No new Testwork – Too wet
Buffels 5	1.60	1.498
MWS 2	1.42	No change (previously calculated)
MWS 4	1.43	No change (previously calculated)
MWS 5	1.44	No change (previously calculated)
Flanagan	1.60	No new Testwork
Ellaton	1.42	1.386
NKGE	1.42	1.448
AVERAGE	**1.54**	**1.418**

Civilab (Pty) Ltd carried out the testwork on the dams. The tests were carried out in accordance with Method A10(b): Method C of TMH1 of 1986. No test work was carried out on the Buffels 3 and 4 and Flanagan Dams.

It was decided to use an average of $1.42t/m^3$ for all the dams, as this is the average that has been achieved during the mining of the MWS Dam 2, as well as the rounded average of all the testwork conducted on all the dams. The figures illustrated in the table above show high variability as the material is variable though the dam. However, the information gathered was useful in that it showed that the average of the dams (when rounded) is the same as the average of MWS 2 dam, which figure is proved.

Tonnage Calculation

The tonnages of the dams were calculated using the volumes obtained by creating DTMs of the dams and multiplying these with an SG of $1.42t/m^3$.

The difference between the May and November tonnage estimates can mainly be attributed to the SG testwork that was conducted and the verification of the SG for MWS 2 dam, which proved that the actual SG was actually lower than the $1.6t/m^3$ previously estimated. The figure of $1.6t/m^3$ was previously based on government returns.

The results are illustrated in the following table, as well as illustrating the variance in tonnage calculated in May 2007 compared to November 2007:-

Table 27: Estimated Tonnages

Dam	May 2007 Tonnes	November 2007 Tonnes	Variance
Harties 1	92,576,000	74,377,542	-18,198,458
Harties 2	35,640,000	43,769,875	8,129,875
Harties 5	23,133,000	23,852,315	719,315
Harties 6	14,604,000	13,312,737	-1,291,263
Harties 7	1,700,000	1,285,710	-414,290
Buffels 2	23,700,000	24,147,765	447,765
Buffels 3	29,400,000	24,913,199	-4,486,801
Buffels 4	16,380,000	14,108,957	-2,271,043
Buffels 5	45,584,000	47,639,457	2,055,457
MWS 2	7,798,000	624,834	-7,173,166*
MWS 4	26,757,177	27,074,000	316,823
MWS 5	60,691,378	60,142,764	-548,614
Flanagan	42,352	45,000	2,648
Ellaton	906,039	1,270,000	363,961
NGKE	625,424	1,176,262	550,838
TOTAL	**379,537,370**	**357,740,417**	**-21,796,953**

* Equates to material that has been mined.

Grade Estimation

The grades detailed below were estimated using Datamine Studio®, unless otherwise stated:-

Table 28: Estimated Grades

Dam	May 2007 U_3O_8 Grade (kg/t)	November 2007 U_3O_8 Grade (kg/t)	May 2007 Gold Grade (g/t)	November 2007 Gold Grade (g/t)
Harties 1	0.060	0.062	0.32	0.261
Harties 2	0.060	0.060	0.31	0.262
Harties 5	0.050	0.062	0.31	0.213
Harties 6	0.060	0.063	0.22	0.199
Harties 7	0.240	0.164	0.54	0.267
Buffels 2	0.090	0.086	0.40	0.398
Buffels 3	0.100	0.099	0.35	0.350
Buffels 4	0.100	0.102	0.38	0.374
Buffels 5	0.060	0.063	0.21	0.235
MWS 2	0.082	0.082	0.45	0.450
MWS 4	0.104	0.102	0.22	0.229
MWS 5	0.084	0.091	0.29	0.276
Flanagan	Non were available	0.152	0.74	0.694
Ellaton	0.154	0.147	0.48	0.387
NGKE	0.126	0.182	0.46	0.501
WEIGHTED AVERAGE	**0.075**	**0.077**	**0.30**	**0.275**

The grades for the Flanagan Dam are weighted average grades of the drilling that was carried out on the dam as there were only 2 boreholes drilled on this dam and kriging could not be carried out using only two boreholes.

As is illustrated in the table above, the weighted average uranium grade that was estimated for November increased slightly against the May average, whilst the gold grade decreased slightly. This can be attributed to the in-fill drilling that was carried out as previous drilling was concentrated around the edges of the dams, where the gold grades are higher and the uranium grades lower. Minxcon believe that the updated figures are more representative of the dams as a whole.

Mineral Resource Classification

The Mineral Resource classification is a function of the confidence of the whole exploration process, from drilling, sampling, geological understanding through to geostatistical relationships.

The following aspects or parameters were used for Resource classification:

1. Sampling - QA/QC
    a. Measured: high confidence, no problem areas.
    b. Indicated: high confidence, some problem areas with low risk.
    c. Inferred: some aspects might be of medium to high risk.
2. Geological Confidence
    a. Measured: high confidence in the understanding of geological relationships, continuity of geological trends and sufficient data.
    b. Indicated: good understanding of geological relationships.
    c. Inferred: geological continuity not established.
3. Number of samples used to estimate a specific block
    a. Measured: at least 4 boreholes within semi-variogram range and minimum of twenty 1m composited samples.
    b. Indicated: at least 3 boreholes within semi-variogram range and a minimum of twelve 1m composite samples.
    c. Inferred: less than 3 boreholes within the semi-variogram range.
4. Kriged variance
    a. This is a relative parameter and is only an indication and used in conjunction with the other parameters.
5. Distance to sample (semi-variogram range)
    a. Measured: at least within 60% of semi - variogram range.
    b. Indicated: within semi-variogram range.
    c. Inferred: further than semi-variogram range.
6. Lower Confidence Limit (blocks)
    a. Measured: < 20% from mean (80% confidence).
    b. Indicated: 20% - 40% from mean (80% - 60% confidence).
    c. Inferred: more than 40% (less than 60% confidence).
7. Kriging Efficiency
    a. Measured: > 40%.
    b. Indicated: 20 - 40%.
    c. Inferred: <20%.
8. Deviation from lower 90% confidence limit (data distribution within area considered for classification)
    a. Measured Resource: <10% deviation from mean.
    b. Indicated Resource: 10 - 20%.
    c. Inferred Resource: >20.

The Mineral Resources are classified based on the points 1 to 8 above. The QA/QC for drilling, sampling and assay values require a high level of confidence for the Resource to be classified as a Measured Mineral Resource.

Item 20 (g) and (h) - Modifying Factors

Minxcon's assessment of the extent to which the Mineral Resources and Mineral Reserves may be affected by certain factors is set out overleaf:

Table 29: Modifying Factors

Modifying Factor	Effect on Mineral Resources and Mineral Reserves
Environmental	The reprocessing of the existing tailings dams is likely to improve the environmental situation, therefore the environmental factors will not have a material effect on the Resources or Reserves
Permitting/Legal/ Title	Minxcon do not believe that the DME would withhold the approval of the Mining Right which is in the process of being applied for. **However, no legal tenure could be established for the Flanagan, Ellaton or NKGE dams, which could affect the Mineral Resources/Reserves**. The mining of gold is assured up till April 2009 from the Harties and Buffels Dams as a valid Mining Licence is in place up to this time.
Taxation	Taxation issues are not expected to affect the Mineral Resources/Reserves.
Socio-economic	There are no socio-economic issues that will affect the status of the Mineral Resources or Reserves
Marketing	No issues regarding marketing will have a material effect on the Mineral Resources and Reserves.
Political	No issues regarding the political situation in South Africa are likely to have a material effect on the Mineral Resources and Reserves.
Mining	The mining method has been proved during the mining of MWS 2 dam; therefore no issues regarding any of the mining aspects are likely to materially affect the Mineral Resources or Reserves.
Metallurgical	The metallurgical process to be utilised during Module 3 of the upgrade plan still needs to be finalised, however, the choice of metallurgical process (atmospheric leach or pressure leach) will not affect the status of the Mineral Resources or Reserves.
Infrastructure	The area has very well established infrastructure facilities; therefore no impact on the Mineral Resources or Reserves is foreseen.

Item 20 (i) - Mineral Resources and Mineral Reserves used in Economic Analysis

Only Measured and Indicated Resources were used in the calculation of the discounted cash flow. Inferred Resources were not valued.

Item 20 (j) - Inferred Mineral Resources Used in Economic Analysis

Inferred Resources were not used in the economic valuation contained in this report. These Inferred Resources are considered too speculative to have economic considerations applied to them that would enable them to be categorised as Mineral Reserves.

Item 20 (k) - Indicated Resources not converted to Mineral Reserves

Only Domain 1 of MWS 4 dam, which is classified as an Indicated Mineral Resource, was NOT converted to a Mineral Reserve as the gold grade is not currently economically viable at the gold price that was used to evaluate the viability of the Mineral Reserves. When this dam comes on line to be mined, it will be re-evaluated, using the gold price at the time, to re-evaluate its viability to be mined. If, at that time, it still proves to be uneconomic, the material contained in Domain 1 will simply be moved straight to the new tailings dam in order to access Domain 2, which lies below Domain 1. Costs to move the material from Domain 1 have been incorporated into the DCF as a precautionary measure.

Item 20 (l) - Grade, Quantity & Category of the Mineral Resources and Mineral Reserves

Included in Item 20 (e).

Item 20 (m) - Metal Splits fo Multi Element Mine

Only gold and uranium have been estimated. Details on the quantities of these two elements are included in Item 20 (e).

ITEM 21- ADDITIONAL INFORMATION

ITEM 21 (A) - MINING AND PRODUCTION

The tailings are recovered using high pressure water cannons. The pulp is screened to remove debris and coarse material at the dam. The screened slurry is then pumped to the plant. Most of the water required for the process is used at this stage.

This type of recovery operation is not uncommon. The AngloGold Ashanti Limited ERGO project operated for 25 years recovering gold and uranium from tailings dams using this method of tailings recovery.

All of the Measured and Indicated Mineral Resources of the combined MWS/Buffelsfontein Project will be recovered and processed except for the MWS 4 dam (Domain 1). In the MWS 4 dam, the upper 12m of the dam has been sampled and identified as having too low a grade for recovery and treatment. Therefore, the top 12m of material will be moved to a tailings storage area. The bottom portion of the dam will then be available for recovery and treatment.

The following table details the production schedule of the mining of the tailings dams:-

Figure 40: LOM Tonnage Profile


Total Tonnage Mined
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
MWS 2
B 2
NKGE
H 7
MWS 4
B 4
B 3
MWS 5
H 1
H 5
H 2
H 6
B 5

The preproduction phase for the mining is relatively short and includes the installation of piping to the plant, collection ditches, water pumping areas, and a screening plant in the area to be reclaimed.

Power is available in the area as this is an industrial area with power lines feeding the various mines and mills. There is an existing network of roads in the area.

The main mine equipment consists of slurry and water piping and cannons for hydraulic mining of the tailings.

In addition to the recovered tailings, there is a tailings stream from the BGM Underground Mine gold plant that will be taken to the tailings recovery plant and treated for the recovery of uranium and gold. The BGM Underground Mine operates at about 90,000tpm from a number of shafts. The ore is leached for gold recovery, but there is no longer a uranium recovery circuit at the facility. Therefore, the uranium goes to tails. Over the Project life, the BGM plant is planned to produce some 18Mt of tailings (Minxcon, 2006).

From these tailings the Project will generate 3.4Mt of flotation concentrates to be combined with the flotation concentrate from the slimes and treated for uranium recovery. Currently, the DCF has taken into account 20,000tpm to be added to the process flow from the BGM, after it has been processed for gold.

ITEM 21 (B) - RECOVERABILITY

The plants and recoverability are discussed in detail in Item 19. The following graph illustrates a summary of the recoverability for gold and uranium over the LOM:-

Figure 41: Gold and Uranium Recoveries


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% Yield
Au Recovery
U Recovery
Nov-07
Nov-08
Nov-09
Nov-10
Nov-11
Nov-12
Nov-13
Nov-14
Nov-15
Nov-16
Nov-17
Nov-18
Nov-19
Nov-20
Nov-21
Nov-22
Nov-23

The first stepped increase (November 2008) in the recoveries of both gold and uranium, occurs as a result of the uranium plant being introduced with an atmospheric leaching circuit, which will also increase the amount of gold that is liberated, thus increasing the gold yield.

The second stepped increase that takes place in November 2009 is a result of the replacement of the atmospheric leach processing facility with a pressure leach processing facility, which increases the yield of both the gold and uranium.

ITEM 21 (C) - MARKETS

Gold is freely traded, at prices that are widely known, so that prospects for sale of any production are assured. Currently all the gold doré (bullion) produced is sent to the Rand Refinery Limited ("Rand Refinery"), once a week via helicopter. Each gold bar is stamped with a reference number and the weight recorded at the plant is compared to the weight received at Rand Refinery. Each gold bar that is received by the Rand Refinery is assayed for gold, silver, copper, iron, lead, zinc and nickel. Both the silver and gold is sold by the Rand Refinery. The price received for the gold will be based on the PM Fix gold price and the ZAR/US$ exchange rate on the day of sale.

Uranium is also freely traded, although the number of buyers and sellers is much smaller than for gold. The ammonium diurinate ("ADU" or "Yellow Cake") that will be produced by the processing plant will be sold to the Nuclear Fuels Corporation of South Africa ("NUFCOR"), a wholly owned subsidiary of AngloGold Ashanti, located in Zuurbekom, northwest of Johannesburg off the N12 national road, until December 2008 when NUFCOR is expected to commission a new calcining plant for the Toll Treatment of First Uranium's ADU.

Uranium will be transported in drums from the mine to the conversion facility and this transport does not pose any special problems. The most common use for uranium is fuel for nuclear power plants. The demand for uranium is directly proportional to the level of electricity generated by nuclear power plants, which in turn is driven by the future global consumption of electricity.

Minxcon used the following gold and uranium prices and exchange rates for the DCF calculation:-

Table 30: Gold and Uranium Prices and Exchange Rates

Years Ending		Unit	Mar 2009	March 2010	March 2011	March 2012	> March 2012
May 2007	Gold Price	$/oz	500	500	500	500	500
	Uranium Price	$/lb	50	50	50	50	50
	Exchange Rate	ZAR/$	7.4	7.4	7.4	7.4	7.4
November 2007	Gold Price	$/oz	737	734	683	627	635
	Uranium Price	$/lb	104	104	91	78	45
	Exchange Rate	ZAR/$	7.4	7.4	7.4	7.4	7.4

Notes:

The current real term commodity price assumptions are based on the consensus of the nominal forecasts by the investment research analysts at 13 North American-based brokerage firms, adjusted downward by the US inflation rate for the period covering the construction of the Project.

The price of gold on 1 November 2007 closed at $790.25 per ounce (London PM Fix) and the average price for uranium in November 2007 was US$93/lb. The US$/ZAR exchange rate as at 1 November 2007 was ZAR/US$6.56.

ITEM 21 (D) - CONTRACTS

NUFCOR Agreements

First Uranium has entered into two agreements with NUFCOR, namely:-

1. Toll Treatment Agreement for the calcining of Ammonium Diuranate($(NH_4)_2U_2O_7$) ("ADU") to produce U_3O_8; and
2. Off Take Agreement for the interim period spanning June 2008 to December 2008, during which First Uranium will be producing ADU. The Off Take Agreement is required so that First Uranium is able to sell U_3O_8 as it produces, whilst NUFCOR builds the First Uranium calcining facility to enable toll treatment to occur.

NUFCOR Toll Treatment Agreement

A toll treatment agreement exists between NUFCOR and First Uranium (Agreement Reference 42215/WW/003). The agreement records the terms and conditions upon which:-

3. NUFCOR will collect and transport the ADU from the First Uranium Works, located at the Chemwes (Pty) Ltd plant in Stilfontein, to the NUFCOR Works, located in Western Areas;
4. NUFCOR will dry and calcine ADU to produce UOC (predominantly composed of UO_2 and UO_3, reported as U_3O_8), on behalf of First Uranium;
5. NUFCOR will package and store the UOC;
6. NUFCOR will return the Ammonium Sulphate Solution (a waste product from the calcining of ADU) from NUFCOR Works to the First Uranium Works;
7. NUFCOR will facilitate the transport and shipping of UOC to the Converters (which is a facility licensed to receive, store and convert U_3O_8 into natural uranium hexafluoride (UF6) in accordance with the Treaty on the Non-Proliferation of Nuclear Weapons ("NPT"), on behalf of First Uranium, and
8. NUFCOR will build Stream 3, which will be the calcining stream at the NUFCOR Works, with a maximum installed capacity of 2,700tpa UOC that will be used non-exclusively to treat First Uranium material including the planned stream availability of 82%, which equates to 2,200tpa UOC. However, only 50% of this available capacity will be dedicated to First Uranium, that is, week 1 and week 3 of every production month (approximately 1,100tpa of available capacity to First Uranium).

The Toll Treatment Agreement commenced on the 3 September 2007 and shall, subject to any earlier termination in terms of this agreement, continue indefinitely thereafter for so long as mining operations are conducted at the First Uranium Works by First Uranium. According to the agreement, the U_3O_8 content in the ADU delivered to NUFCOR will be >30% and <38%.

NUFCOR Off Take Agreement

An Off Take Agreement also exists between First Uranium and NUFCOR (Agreement Reference: 42215/WWW/005). The agreement records the terms and conditions upon which:-

1. NUFCOR will collect and road transport ADU from the First Uranium Works to the NUFCOR Works, and
2. NUFCOR will purchase the U_3O_8 in ADU from First Uranium.

The agreement was signed on the 12 October 2007 and shall, subject to any earlier termination in terms of the Agreement, continue in full force and effect up to and including 20 December 2008, or until such time as the ADU is processed in Stream 3 as referenced in the Toll Treatment Agreement.

Shared Service Agreement

A Shared Services Agreement has been entered into by Simmers and First Uranium. During the term of the agreement, Simmers shall provide to First Uranium and/or the subsidiaries, the following services, as required by First Uranium and/or the Subsidiaries:-

- Project management and technical services;
- Cash management and investment services;
- Accounting, treasury and financial services;
- Corporate secretarial services;
- Human resource and staffing services, including payroll and benefits administration; and
- Such other services as may be required by First Uranium and which Simmers is able and willing to provide.

Tailings and Mining Right Agreement

A Tailings and Mining Right Agreement was entered into between BGM, FUSA and Simmers. The agreement is in terms of 11 (eleven) tailings dams, including Buffels 1 and excluding Flanagan and NKGE. The particulars of the agreement are detailed in Item 9 (a) and will not be repeated here.

ITEM 21 (E) - ENVIRONMENTAL CONSIDERATIONS

MWS

An EMPR was compiled on the MWS project area by Envirogreen Consulting in November 2001. This EMPR covered only the Reprocessing of the MWS 2 dam. In undertaking the mining of MWS 2 dam, MWS undertook to contribute sufficient revenue from the project into the then existing SGM Rehabilitation and Closure Trust fund to cover the full rehabilitation and close liability for the remaining extent of the SGM.

An independent closure programme was compiled for the remaining areas of the SGM property in which the outstanding liabilities were estimated and proposed closure works detailed. Further details on the closure cost estimates, which have subsequently been updated, are covered in Item 7 (h).

The following sections detail the findings of the Environmental Impact Assessment. It should be noted that both positive and negative impacts have been detailed:

Table 31: Environmental Impacts of Reclamation of MWS 2 Dam

Environmental Impact	Impact Rating	Impact
Geology – Sinkhole formation	Low	Negative
Topography – Change in landform – Reclamation of No 2 Dam	Low	Positive
Topography – Change in landform – Reinitiating of deposition on No 5 dam	Low	Negative
Soil – Erosion by over stripping	Moderate	Negative
Soil – Uncovering of sterilised soils	Low	Negative
Land Capability – Recovery of land capability potential	Low	Negative
Land Capability – Uncovering of sterilised soils	Moderate	Positive
Land Use – Change in land use	Moderate	Positive
Vegetation – Replacement of natural species with grasses during rehabilitation	Low	Negative
Vegetation – Loss of established grass during reclamation of Dam 2	Low	Negative
Animal Life – Displacement of remaining animal life	Low	Negative
Surface Water – Change in surface drainage patterns	Moderate	Positive
Surface Water – Impairment of surface water quality	Low	Negative
Groundwater – Impairment due to mobilisation of metals in recharge from return-water dam	Moderate/High	Negative
Air Quality – Increase in dust generation	Moderate	Negative
Air Quality – Decrease in Radon exposure in village	High	Positive
Noise – Increase in noise levels due to mining	Low	Negative
Visual – Deterioration in visual impact	Low	Negative

High Negative Impacts

Groundwater impairment was expected to take place due to the mining of MWS 2 dam. Mitigation measures included the removal and stockpiling of contaminated soil in the return water dam as well as the monitoring of the groundwater in order to confirm the predicted situation.

High Positive Impacts

The reduction of Radon exposure has been listed as a high positive impact as this will positively change the human health risk of those living in the vicinity of the dam.

Conclusions

Envirogreen Consulting concluded that in the dams current state (as at November 2001) the SGM impacted heavily on the environment, in terms of the deterioration in surface and groundwater quality, public radon exposure due to the close proximity of the dam to the Stilfontein Village and the contamination of soils by fugitive tailings with an associated reduction in the agricultural potential of the affected land.

They also concluded that the reprocessing of the MWS 2 dam would positively impact the environment by removing the potential heal risk of Radon exposure as a result of the final deposition site, some distance away from the Stilfontein Village, improving the surface drainage with an associated reduction in contact time of dam runoff moving past mine impacted sites, the making of land available for agricultural use by removing the overlying deposited tailings and spillages and contributing to the local economy.

Buffels

BGM has an old order mining right to mine the area occupied by the BGM Underground mine and the Hartebeestfontein Gold Mine (ML 4/2001). The BGM Underground Mine has an Environmental Management Plan, approved in August 2002 by the DME, which includes retreatment of the tailings dams. This EMP was updated in by GCS in October 2007 to include the closure cost of the BGM, which includes the tailings dams.

The following section contains extracts or summaries from the Risk Assessment conducted by GCS:-

Table 32: Risk Assessment of the Buffels Tailings Dams

Risk	H1	H2	H5	H6	H7	B2	B3	B4	B5	Ellaton	Flan	NKGE
Dust Generation	✓	✓	✓	✓	′	✓	✓	✓	✓			′
Side slope erosion	✓	✓	✓	✓	′	✓	✓	✓	✓	✓	✓	✓
Insufficient paddock capacity	′			′	′	′	′	′	′	✓	✓	✓
Side Slope grading	✓	✓	✓	✓	′	✓	✓	✓	✓	✓	✓	✓
Seepage to ground water	✓	✓	✓	✓	✓	✓	✓	na	✓	✓	✓	✓
Sinkhole presence	na	na	na	na	na	na	na	✓	na	na	na	na

✓ - Pertains to a risk that is potentially significant

Source: GCS

′ - Pertains to a risk that is insignificant

Risk mitigation strategies for risks that are potentially significant include:-

Dust Generation:	Ridge ploughing or dry vegetation of areas liberating dust
Side slope erosion:	Containment in paddock system
Insufficient paddock capacity:	Ensure sufficient paddock capacity
Side slope grading:	Ensure subtle side slopes when reworked

GCS noted that short and medium term rehabilitation has been concurrent with most tailings facilities and that a concise rehabilitation programme was being investigated for implementation.

However, once the tailings dams have been retreated, all of the risk factors will be mitigated, and then similar environmental impacts, as were detailed for the MWS 2 dam, would come into play.

ITEM 21 (F) - TAXES

Company taxes under South African legislation are 29% of profits under consideration of the tax shields of unredeemed capital and assessed losses. A tax rate of 29% has been factored into the DCF. The taxation assumptions were developed by Simmers and Fist Uranium.

ITEM 21 (G) - CAPITAL AND OPERATING COSTS

Capital Expenditure

The capital expenditure has been broken down into three phases, namely Phase 1A, Phase 1B and Phase 2. Read, Swatman and Voigt (Pty Ltd ("RSV") and K'enyuka carried out the costing for the Capital Expenditure for the different phases, and Minxcon has relied upon this information to calculate the economic viability of the Resources and hence the Reserves. It should be noted that RSV have performed the Phase 1A and 1B Capital Cost Estimations to Feasibility level of accuracy and the Phase 2 Capital Cost Estimations to Pre-Feasibility level of accuracy. The following summary of estimated capital costs have been factored into the DCF:-

Table 33: Capital Costs (US$)

PHASE	Unit	2008	2009	2010	2011	Total
Phase 1A	$ '000,000	3.2	1.4			**4.6**
Phase 1B	$ '000,000	9.6	97.9	31.6	3.0	**142.1**
Phase 2	$ '000,000			58.2	13.3	**71.5**
New Tailings Dam	$ '000,000		13.1	25.0	2.6	**40.7**
Sub Total	$ '000,000	**12.8**	**112.4**	**114.8**	**18.8**	**258.8**
MWS Plant Capex	$ '000,000	1.6				**1.6**
Sub Total (NPV Valuation Capital)	**$ '000,000**	**14.4**	**112.4**	**114.8**	**18.8**	**260.4**
Add Back Phase 1A Capital expensed to Nov '07	$ '000,000					14.8
Add Back Phase 1B Capital expensed to Nov '07	$ '000,000					**1.0**
Grand Total (LOM Capital)	$ '000,000					**276.2**
Grand Total (LOM Capital)	ZAR '000,000					**2,043.9**

The US$1.6million for the MWS plant expansion from 600,000tpm to 633,000tpm has already been expended and consequently does not form part of this economic evaluation.

The following sections detail the breakdown of the estimated costs per phase:-

Phase 1A

Phase 1A includes the reclamation and pumping of tailings from existing dams to the existing Chemwes Plant at a rate of 633,000tpm.

Table 34: Phase 1A Cost

Description	Total (ZAR)	Total (US$)
Civils	20,174,461	2,726,279
Platework	1,854,557	250,616
Structural	2,486,593	336,026
Mechanical	13,052,984	1,763,917
Piping	54,131,687	7,315,093
Instrumentation	2,349,412	317,488
Electrical	26,164,511	3,535,745
Consumables	860,000	116,216
Reimbursables	14,248,061	1,925,414
Subtotal	**135,322,266**	**18,286,793**
Contingency	7,939,092	1,072,850
Total Phase 1A Capital	**143,261,358**	**19,359,643**
Less Capital expensed to Nov 2007	109,690,156	14,822,994
Total included in NPV valuation (post November 2007)	**33,571,202**	**4,536,649**

Phase 1B

Phase 1B includes a new 650,000tpm Gold Plant module, alongside the existing Chemwes Plant, as well as a new 128,000tpm Uranium Plant.

Table 35: Phase 1B Costs

Description	Total (ZAR)	Total (US$)
Site Development & Services	207,339,610	28,018,866
Uranium Plant	213,617,895	28,867,283
Reclamation	58,088,064	7,849,738
Gold Plant	269,811,091	36,460,958
Sub Total – Direct Field Costs	**748,856,660**	**101,196,846**
Project Management (EPCM)	112,629,350	15,220,182
External Consultants	4,000,000	540,541
Site Costs	25,187,322	3,403,692
Contractors Mobilisation	80,450,059	10,871,630
Sub Total – H.O. & Indirect Field Costs	**222,266,731**	**30,036,045**
Total Net Cost	**971,123,391**	**131,232,891**
Project Contingency	87,098,258	11,770,035
Total Phase 1B Capital	**1,058,221,649**	**143,002,926**
Less Capital expensed to Nov 2007	7,454,669	1,007,388
Total included in NPV valuation (post November 2007)	**1,050,766,980**	**141,995,538**

Phase 2

Phase 2 comprises an additional 650,000tpm gold plant module, which will take the overall Chemwes Gold plant rating to 1,933,000tpm. In addition, an extra Uranium Plant module will take the overall Chemwes Uranium plant rating to 193,000tpm.

Table 36: Phase 2 Costs

Description	Total (ZAR)	Total (US$)
Civils	40,553,228	5,480,166
Platework	87,518,890	11,826,877
Structural	32,636,937	4,410,397
Mechanical	89,530,910	12,098,772
Piping	89,840,351	12,140,588
Instrumentation	19,348,983	2,614,727
Electrical	69,018,534	9,326,829
Consumables	2,515,136	339,883
Reimbursables	61,695,672	8,337,253
Subtotal	**492,658,643**	66,575,492
Contingency	36,579,904	4,943,230
Total	**529,238,547**	71,518,723

Note: As at November 2007

New Tailings Dam

The following table illustrates the estimated capital costs for the construction of the new tailings dam to an accuracy of ±20%:-

Table 37: New Tailings Dam Costs

Description	Total (ZAR)	Total (US$)
Tailings Storage Facility	195,000,000	26,351,351
Tailings Delivery System (around the tailings dam)	106,000,000	14,324,324
Total	**301,000,000**	**40,675,675**

Operating Cost Estimates

The following graph illustrates the estimated operating costs for both gold and uranium over the life of the mine:-

Figure 42: Gold and Uranium Operating Costs


Gold ZAR/t (Model)
Uranium ZAR/t (Model)
Cost per Tonne Milled (ZAR/t)
100
90
80
70
60
50
40
30
20
10
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

The estimated operating costs are detailed in the table below:-

Table 38: Operating Cost Summary - Phase 1B

Component	PHASE 1B					
Plant	FLOAT PLANT		U PLANT		Au PLANT	
Tonnes PH 1A + 1B	633,000	650,000	63,300	65,000		
Tonnes Treated	**1,283,000**	**tonnes**	**128,300**	**tonnes**	**1,283,000**	**tonnes**
Unit	**Rands**	**R/t**	**Rands**	**R/t**	**Rands**	**R/t**
Salaries	192,200	0.15	990,173	7.72	1,631,709	1.27
Machine & Equip. hire	0	0.00	0	0.00	470,000	0.37
Admin Expenses	10,000	0.01	30,000	0.23	265,000	0.21
Safety	10,000	0.01	50,000	0.39	34,500	0.03
Security	0	0.00	0	0.00	310,500	0.24
Assay	20,000	0.02	55,000	0.43	120,000	0.09
Reagents	3,508,364	2.73	8,965,194	69.88	6,786,966	5.29
Power	230,000	0.18	443,854	3.46	1,350,000	1.05
Water	10,000	0.01	147,554	1.15	453,097	0.35
Contractors	0	0.00	10,000	0.08	2,212,464	1.72
Repairs & Maintenance	250,000	0.19	989,193	7.71	600,000	0.47
Abnormal	50,000	0.04	354,108	2.76	500,000	0.39
Calcining Charges	0	0.00	499,751	3.90	0	0.00
Total Costs	**4,280,564**	**3.34**	**12,534,827**	**97.70**	**14,734,236**	**11.48**

Table 39: Operating Cost Summary - Phase 2

Component	PHASE 2					
Plant	FLOAT PLANT		U PLANT		Au PLANT	
Tonnes PH 1A + 1B	1,283,000	650,000				
Tonnes Treated	**1,933,000**	**tonnes**	**193,300**	**tonnes**	**1,933,000**	**tonnes**
Unit	**Rands**	**R/t**	**Rands**	**R/t**	**Rands**	**R/t**
Salaries	223,400	0.12	1,087,773	5.63	1,801,709	0.93
Machine & Equipment hire	0	0.00	0	0.00	720,000	0.37
Admin Expenses	12,000	0.01	30,000	0.16	265,000	0.14
Safety	12,000	0.01	60,000	0.31	34,500	0.02
Security	0	0.00	0	0.00	310,500	0.16
Assay	24,000	0.01	65,000	0.34	180,000	0.09
Reagents	5,285,789	2.73	6,857,410	35.48	10,220,951	5.29
Power	305,000	0.16	577,010	2.99	1,650,000	0.85
Water	12,500	0.01	50,000	0.26	682,647	0.35
Contractors	0	0.00	10,000	0.05	3,365,224	1.74
Repairs and Maintenance	300,000	0.16	1,179,130	6.10	1,000,000	0.52
Abnormal	60,000	0.03	424,930	2.20	600,000	0.31
Calcining Charges	0	0.00	861,810	4.46	0	0.00
Total Costs	**6,234,689**	**3.23**	**11,203,063**	**57.96**	**20,830,531**	**10.78**

ITEM 21 (H) - ECONOMIC ANALYSIS

Valuation Approach

The Discounted Cash Flow ("DCF") method of mineral project valuation was used to estimate the value of the project. This method is generally applied to late stage exploration to early development projects. This report constitutes a pre-feasibility study, which has demonstrated positive economic results, thus enabling the Corporation to commence with the construction of the plants and associated infrastructure. The Corporation will progress with the necessary work to move the Project from Pre- Feasibility to Feasibility level.

Prices and Projections

Exchange Rate and Metal Prices

Metal Prices were taken from the following consensus figures, which were then deflated by 2.5% to bring the figures back to real terms:-

Table 40: Gold Price Forecast Consensus

Firm	2006A	2007E	2008E	2009E	2010E	2011E	Trend
BMO NB	$604	$687	$800	$800	$725	$675	$600
CIBC WM	$604	N/A	N/A	N/A	N/A	N/A	N/A
CSFB	$604	$675	$700	N/A	N/A	N/A	$600
Citigroup	$604	$638	$730	$775	$810	N/A	$700
Dundee	$605	$685	$825	$825	$750	N/A	$600
Goldman Sachs	$604	$683	$800	$852	$907	N/A	N/A
GMP Capital	$604	$683	$775	$750	$650	N/A	$600
Merrill Lynch	$604	$675	$675	$650	$625	$607	$638
Morgan Stanley	$604	$720	$800	$800	$700	$650	$600
NBF	$604	$675	$725	$700	$650	N/A	$600
RBC CM	**$604**	**$670**	**$730**	**$760**	**$790**	**$830**	**$830**
Scotia Capital	$604	$682	$750	$800	$750	$700	$580
TD Securities	$604	N/A	N/A	N/A	N/A	N/A	N/A
Maximum	**$605**	**$720**	**$825**	**$852**	**$907**	**$830**	**$830**
Consensus	**$604**	**$679**	**$755**	**$771**	**$736**	**$692**	**$635**
Minimum	**$604**	**$638**	**$675**	**$650**	**$625**	**$607**	**$580**

Source: RBC Capital Markets at Nov 07

Table 41: Gold Price Forecast Consensus

Firm	2006A	2007E	2008E	2009E	2010E	2011E	Trend
BMO NB	$47.91	$96.00	$103.50	$112.50	$103.50	$90.00	$45.00
CIBC WM	$47.91	N/A	N/A	N/A	N/A	N/A	N/A
CSFB	$47.91	$104.87	$100.00	N/A	N/A	N/A	$50.00
Citigroup	$47.91	$77.00	$107.00	$120.00	$95.00	N/A	$25.00
Dundee	$47.91	N/A	N/A	N/A	N/A	N/A	N/A
Goldman Sachs	$47.91	N/A	N/A	N/A	N/A	N/A	N/A
GMP Capital	$47.91	$105.00	$120.00	$140.00	$120.00	$100.00	$40.00
Merrill Lynch	$47.91	$105.00	$80.00	$70.00	$65.00	$60.00	$52.50
Morgan Stanley	$47.91	$122.00	$109.00	N/A	N/A	N/A	$75.00
NBF	$47.91	$100.00	$120.00	$125.00	$110.00	$95.00	$40.00
RBC CM	**$47.91**	**$100.00**	**$110.00**	**$100.00**	**$95.00**	**$90.00**	**$35.00**
Scotia Capital	$47.91	N/A	N/A	N/A	N/A	N/A	N/A
TD Securities	$47.91	$100.43	$110.00	$100.00	$95.00	$80.00	$50.00
Maximum	**$47.91**	**$122.00**	**$120.00**	**$140.00**	**$120.00**	**$100.00**	**$75.00**
Consensus Ave	**$47.91**	**$101.14**	**$106.61**	**$109.64**	**$97.64**	**$85.83**	**$45.83**
Minimum	**$47.91**	**$77.00**	**$80.00**	**$70.00**	**$65.00**	**$60.00**	**$25.00**

Source: RBC Capital Markets Nov 07

The gold and uranium prices, used in the valuation of the Project, were calculated from an average nominal consensus forecast from thirteen investment banking institutions, which was then deflated by 2.5% (from 2008 to 2011) to bring the figures back to real terms. After 2011 the long term trends were used.

The following table details the gold and uranium prices as well as the ZAR/$ exchange rate that was used in the DCF:-

Table 42: Gold and Uranium Prices and Exchange Rates

Years Ending		Unit	Mar 2009	March 2010	March 2011	March 2012	> March 2012
May 2007	Gold Price	$/oz	500	500	500	500	500
	Uranium Price	$/lb	50	50	50	50	50
	Exchange Rate	ZAR/$	7.4	7.4	7.4	7.4	7.4
November 2007	Gold Price	$/oz	737	734	683	627	635
	Uranium Price	$/lb	104	104	91	78	45
	Exchange Rate	ZAR/$	7.4	7.4	7.4	7.4	7.4

Notes:

The current real term commodity price assumptions are based on the consensus of the nominal forecasts by the investment research analysts at 13 North American-based brokerage firms, adjusted downward by the US inflation rate for the period covering the construction of the Project.

A decision was made to increase the price assumptions, as the prices of $500/oz for gold and $50/lb for uranium were considered to be outdated, considering the current prices for the commodities. Therefore, prices of $737/oz (2008) for gold and $104/lb for uranium were used in light of the fact that for 1 November 2007, the price of gold closed at $790.25 per ounce (London PM Fix) and the average price for uranium on 1 November 2007 was US$93/lb. The US$/ZAR exchange rate as at 1 November 2007 was ZAR/US$6.56.

Discount Rates

A real discount rate of 8% was used in the DCF, based on a nominal discount rate of 14.04%.

Discounted Cash Flow

The following table details the summary of the DCF and reflects a robust cash flow:-

Table 43: Summary of DCF (Real Terms)

Discount Rate	8%
Project Value (US$ million)	504.84
IRR (%)	151%
Total Oz in LOM Plan	3,027,068
US$/Oz	166

The following table overleaf details the consolidated DCF.

Table 44: NPV Sensitivities (Real Terms)

Metal Price/Exchange Rates					
	80%	**90%**	**100%**	**110%**	**120%**
	287.25	396.27	504.82	613.15	721.48
Variable Cost					
	80%	**90%**	**100%**	**110%**	**120%**
	506.66	505.74	504.82	503.90	502.98
Capex					
	80%	**90%**	**100%**	**110%**	**120%**
	538.16	521.49	504.82	488.15	471.06

The NPV is most sensitive to metals prices, exchange rates and Capex. Due to large upfront expenditure on the plant and relative short life, Capex also have an impact, although not as much as the economic factors.

ITEM 21 (I) - PAYBACK

The mines payback period is 2.83 years.

ITEM 21 (J) - MINE LIFE

The life of the operation, using the estimated Mineral Reserves, is 16 years.

Table 45: Discounted Cash Flow (Real Terms)

CONSOLIDATED DCF's	2008	2009	2010	2011	2012	2013
Total Revenue	12,835,579	98,394,524	269,844,277	315,295,872	260,469,264	184,368,96
Uranium	0	40,756,910	164,688,707	202,992,350	145,667,515	78,994,43
Gold	12,835,579	57,637,614	105,155,570	112,303,522	114,801,749	105,374,52
Royalty (NSR)	-128,356	-983,945	-2,698,443	-3,152,959	-2,604,693	-1,843,69
Aberdeen Royalty	-128,356	-576,376	-1,051,556	-1,123,035	-1,148,017	-1,053,74
Net Revenue	12,578,868	96,834,203	266,094,278	311,019,879	256,716,554	181,471,53
On- Mine-Total Variable Costs	-5,374,068	-34,360,646	-66,052,538	-76,165,545	-69,584,368	-69,584,36
Plant and OtherFixed Costs	-161,222	-1,456,058	-1,807,936	-1,439,431	-1,373,619	-1,373,61
Total Operating Costs	-5,535,290	-35,816,705	-67,860,474	-77,604,976	-70,957,987	-70,957,98
Net Operating Profit (Loss)	7,043,577	61,017,498	198,233,804	233,414,903	185,758,567	110,513,54
Capex	-12,819,900	-112,732,925	-115,145,284	-18,894,781	0	[illegible]
Taxable Income - Mining	0	0	25,596,770	214,520,122	185,758,567	110,513,54
Mining Taxes Payable	0	0	-7,423,063	-62,210,835	-53,869,985	-32,048,92
Project real Term Cashflow	-5,776,323	-51,715,427	75,665,457	152,309,287	131,888,583	78,464,61

CONSOLIDATED DCF's	2017	2018	2019	2020	2021	2022
Total Revenue	141,615,746	129,559,380	136,767,635	140,333,672	128,214,912	134,019,67
Uranium	55,668,871	55,668,871	54,466,207	54,063,773	56,139,935	56,471,42
Gold	85,946,875	73,890,509	82,301,428	86,269,899	72,074,976	77,548,25
Royalty (NSR)	-1,416,157	-1,295,594	-1,367,676	-1,403,337	-1,282,149	-1,340,19
Aberdeen Royalty	-859,469	-738,905	-823,014	-862,699	-720,750	-775,48
Net Revenue	139,340,120	127,524,881	134,576,944	138,067,636	126,212,013	131,903,99
On- Mine-Total Variable Costs	-69,584,368	-69,584,368	-69,584,368	-69,584,368	-69,584,368	-69,584,36
Plant and OtherFixed Costs	-1,373,619	-1,373,619	-1,373,619	-1,373,619	-1,373,619	-1,373,61
Total Operating Costs	-70,957,987	-70,957,987	-70,957,987	-70,957,987	-70,957,987	-70,957,98
Net Operating Profit (Loss)	68,382,133	56,566,895	63,618,958	67,109,649	55,254,026	60,946,01
Capex	0	0	0	0	0	[illegible]
Taxable Income - Mining	68,382,133	56,566,895	63,618,958	67,109,649	55,254,026	60,946,01
Mining Taxes Payable	-19,830,819	-16,404,399	-18,449,498	-19,461,798	-16,023,668	-17,674,34
Project real Term Cashflow	48,551,314	40,162,495	45,169,460	47,647,851	39,230,358	43,271,66

ITEM 22- OTHER RELEVANT DATA AND INFORMATION

SOUTH AFRICA'S FINANCIAL AND ECONOMIC STATUS

Since its democracy, the country has enjoyed a period of relative political and social stability. South Africa has been considered to have the most advanced economy on the African continent and it also provides the gateway to Sub-Saharan Africa. It is classified as a middle-income emerging market with well developed financial, legal and judicial systems and modern infrastructure. It has a stock exchange that ranks among the 10 largest in the world.

The South African government promotes and encourages foreign investment albeit foreign investors are treated substantially the same as domestic investors. They receive access to the same export incentive programs and tariffs, tax allowances and other trade regulations. Profits earned by a non-resident shareholder in a South African company can be freely remitted through an authorized dealer or bank in South Africa.

South Africa is rich in Mineral Resources and is the world's largest producer of gold, manganese, palladium and vanadium, and ranks highly in production of diamonds, iron ore, platinum and chromium.

South Africa's GDP was estimated at US$587.5bn for 2006 with an annual real growth rate of 5%. South Africa's inflation rate has decreased over the last ten years and is estimated at 4.6% for 2006 and South Africa's exports amounted to US$63.7bn for 2006 (CIA World Fact Book, 2008).

South Africa's economic policy is fiscally conservative, but pragmatic, focusing on targeting inflation and liberalizing trade as means to increase employment and income of the nation (CIA World Fact Book, 2008).

Recent legislation has created a changing business environment in South Africa. Black Economic Empowerment ("BEE"), increased social responsibility, new regulations relating to employment opportunities for historically disadvantaged South Africans ("HDSA's) and ownership of all mineral rights going back to the state are all current issues that are evolving.

Figure 43 illustrates the Economist Intelligence Unit's Country Risk Model ("EIU"). Their risk rating methodology examines risk from two distinct perspectives:
1) broad categories of risk grouped in analytical categories of political, economic policy, economic structure and liquidity factors; and
2) risk exposure associated with investing in particular types of financial instruments, namely specific investment risk.
This includes risk associated with taking on foreign-exchange exposure against the US dollar, foreign-currency loans to sovereigns and foreign-currency loans to banks.

Overall scores are awarded in one-point increments, and can range from 0 ("A" category) to a maximum of 100 points ("E" category) for the highest-risk countries. On points, South Africa ranks in the "B" category, which contains countries which have no significant foreign-exchange constraint, but whose economic policies or political structure may be a cause for concern. B-rated countries have access to commercial capital markets. There are no major risks with respect to international financial transactions, but political risk and economic policy risk often need to be carefully watched.

Figure 43: EIU Country Risk


Score
0
10
20
30
40
50
60
70
80
90
100
Singapore
Hong Kong
Chile
South Korea
Oman
Kuwait
Poland
Trinidad and
Italy
Saudi Arabia
Mexico
South Africa
Brazil
Peru
Egypt
New Zealand
Croatia
Romania
Panama
Gabon
Sri Lanka
El Salvador
Philippines
Yemen
Turkey
Macedonia
Dominican Republic
Yugoslavia
Bolivia
Paraguay
Uzbekistan
Malawi
Côte d'Ivoire
Myanmar

Country	Rating
Singapore	A
Virgin Islands (British)	A
Taiwan	A
Hong Kong	A
Qatar	B
United Arab Emirates	B
Chile	B
Spain	B
Malaysia	B
South Korea	B
Botswana	B
Israel	B
Oman	B
Slovakia	B
Bulgaria	B
Kuwait	B
Bahrain	B
Estonia	B
Poland	B
Portugal	B
Slovenia	B
Trinidad and Tobago	B
Australia	B
Greece	B
Italy	B
Czech Republic	B
S. Europe	B
Saudi Arabia	B
China	B
Cyprus	B
Mexico	B
Algeria	B
Latvia	B
South Africa	B
India	B
Lithuania	B
Brazil	B
Thailand	B
Costa Rica	C
Peru	C
Russia	C
Tunisia	C
Egypt	C
Morocco	C
Namibia	C
New Zealand	C
Colombia	C
Libya	C
Croatia	C
Kazakhstan	C
Mauritius	C
Romania	C
Uganda	C
Vietnam	C
Panama	C
Uruguay	C
Argentina	C
Gabon	C
Hungary	C
Jordan	C
Sri Lanka	C
Tanzania	C
Azerbaijan	C
El Salvador	C
Bangladesh	C
Nigeria	C
Philippines	C
Senegal	C
Ukraine	C
Yemen	C
Cameroon	C
Iran	C
Turkey	C
Ghana	C

SOUTH AFRICAN MINING LAW

Mineral and Petroleum Resource Development Act

The Mineral and Petroleum Resource Development Act of 2002 ("MPRDA" or "the Act") was enacted in South Africa on the 1st May 2004. This Act defines the State's legislation on Mineral Rights and mineral transactions in South Africa. One of the focus points of the Act is that it emphasises that the government does not accept the dual State and private ownership of Mineral Rights in South Africa, and the long-term objective is for all Mineral Rights to vest in the State.

The Act entrenches a "use it and keep it" principle that will be applied to companies or individuals who owned old order, i.e. rights in force immediately before the date on which the Act took effect, Mineral Rights, Prospecting Permits and Mining Licences under the previous legislation. Under the provisions of the Act, privately held old order Mineral Rights must be transferred into Rights to prospect and mine. In due course, all minerals in South Africa will vest in the State and private persons and mining and exploration companies must apply for new order rights to mine or prospect for minerals. In the Act, the State has reaffirmed its commitment to guaranteeing security of tenure in respect of prospecting and mining operations. However the Act does not allow for the hoarding mineral rights to the exclusion of new entrants to the minerals industry.

A further objective of the Act is the pursuance of the government's policy of furthering black economic empowerment ("BEE") within South Africa's minerals industry, by encouraging mineral exploration and mining companies to enter into equity partnerships with BEE companies.

The Act also makes provision for the implementation of social responsibility procedures and programmes by Mineral Resource companies. Applicants for rights to prospect and mine will be required to provide details of these criteria under Schedule II of the Act, which details the Transitional Arrangements.

Schedule II of the Act outlines certain transitional arrangements whereby holders of old order Mineral Rights were required to lodge for conversion of the right within one year. This deadline therefore lapsed on the 1st May 2005 and all old order Mineral Rights that were not converted to new order Prospecting or Mining Rights were transferred back to the State.

Any old order Prospecting Permits continued in force for a period of two years from the date on which the Act took effect. This deadline lapsed on the 1st May 2006 and if companies had not lodged for conversion of the permits to new order Prospecting Rights, the old order Prospecting Permits became null and void.

Old order Mining Licences or Authorisations continue in force for a period of five years from the date on which the Act took effect and will lapse on the 1st May 2009 or on the date up to which the Mining Licence is valid, if this date precedes the 1st May 2009.

Holders of unused old order rights had the exclusive right to apply for a Prospecting or Mining Right within one year of the Act coming into effect, failing which the right ceased to exist.

Mining Charter

The Mining Charter, which came into effect on the 1st May 2004, provides a framework to assist mining companies to carry out their obligation to comply with sections 2(d) and 2(f) of the MPRA. The Mining Charters main objectives are:-

- to promote equitable access to South Africa's Mineral Resources for all South Africans;

- to substantially and meaningfully expand opportunities for historically disadvantaged South Africans ("HDSA's"), including women, to enter the mining and minerals industry and to benefit from the exploitation of South Africa's Mineral Resources;
- to utilise the existing skills base for the empowerment of HDSA;
- to expand the skills base of HDSA to serve the community;
- to promote employment and advance the social and economic welfare of mining communities and areas supplying mining labour;
- to promote beneficiation of South Africa's mineral commodities beyond mining and processing, including the production of consumer products.

The Mining Charter also clarifies that it is not the Government's intention to nationalise the mining industry. To achieve these objectives, the Mining Charter requires that each mining company achieves a 15% HDSA ownership of mining assets within five years and a 26% HDSA ownership of mining assets within 10 years. Ownership can comprise active involvement, through HDSA controlled companies (where HDSA own at least 50% plus one share of the company and have management control), strategic joint ventures or partnerships (where HDSA own at least 25% plus one vote and there is joint management and control) or collective investment vehicles (the majority ownership of which is HDSA based) or passive involvement, particularly through broad based vehicles like employee stock option plans.

When considering applications for the conversion of existing licenses, the government will take a "scorecard" approach to ascertain a company's compliance with the charter. In February 2003 the Department of Minerals and Energy ("DME") published the scorecard, which is intended to facilitate the application of the Mining Charter and measure compliance with the empowerment requirements of the MPRDA for the purpose of determining whether an application for conversion of old order rights to new order rights should be granted. The scorecard sets out the requirements of the Mining Charter in tabular form which allows the DME to check areas where a mining company is in compliance. The scorecard covers the following areas:-

- Human resource development;
- Employment equity (including participation in management and participation by women);
- Migrant labour;
- Mine community and rural development;
- Housing and living conditions;
- Ownership and joint ventures;
- Beneficiation; and
- Reporting.

The Mining Charter, together with the scorecard, provides a system of "credits" or "offsets" with respect to measuring compliance with HDSA ownership targets. The charter also requires mining companies to submit annual, audited reports on progress towards their commitments.

The Royalty Bill

This Bill, a draft of which was released for comment on 20th March 2003, outlines the government's intention to impose royalties on mineral projects. The indications are that the gold mines will attract a 3% (Unrefined Rate %) or 1.5% (Refined Rate %) royalty on gross revenue and uranium mines will attract a 1.5% royalty on uranium oxide (yellow cake) or 3% on uranium concentrate. The document created a significant amount of controversy within the mining industry and regulatory agencies. As a result the Bill has been withdrawn and is being re-drafted. The enactment of the Royalty Bill has been postponed to 2009.

ITEM 23- INTERPRETATION AND CONCLUSIONS

The following conclusions were made regarding the Project as it moves forward:-

- The preliminary assessment for the project published in May 2007 reflected a tonnage estimate that was based upon historical survey returns to the DME. The revised tonnages are based upon surveyed volume and measured densities that reconcile with the recent reprocessing of MWS 2 dam. Consequently the density of the tailings material has been revised from $1.6t/m^3$ to $1.42t/m^3$. The revised density is considered by Minxcon to be more realistic;
- Previously, the Mineral Resources were estimated using the Central Limit Theorem. All the dams have subsequently undergone an in-depth geostatistical remodelling using Datamine® as the platform package. An in-house estimation programme was used for the geostatistical modelling, which is also used by a series of major mining companies. All the dams have been re-estimated according to sound geostatistical principals, which have verified the confidence levels applied to the Mineral Resource estimation. Simple and Ordinary kriging methodologies were employed. The kriging method of Mineral Resource estimation is deemed appropriate for the style of mineralisation and is consistent with CIM guidelines;
- The preliminary assessment for the project published in May 2007 reflected the use of Pressure Leach technology. Since May 2007, significant test work has been undertaken, which is however not yet complete. Consequently, First Uranium has adopted a hybrid approach, which includes the initial use of proven Atmospheric Leach technology. The migration from Atmospheric Leaching to Pressure Leaching in the uranium plant in November 2009 is expected to reduce plant operating costs. In addition, the acid produced from the Pressure Leach circuit will positively impact the recovery of gold from the gold plant;
- The NPV of the Project is positive at US$505 and the IRR is 151%;
- The Projects economics are most sensitive to the Metals Prices, Exchange rates and Capex
- The Life of Mine of the Project is estimated at 16 years;
- No Inferred Mineral Resources were included in the economic analysis contained in this Technical Report. The Mineral Resources that were not converted to Mineral Reserves, either do not have demonstrated economic viability, as illustrated by the COG calculations, or do not have sufficient information to confirm the gold and uranium grades; and
- The only additional work that is anticipated includes the work to be undertaken on the new tailings dam that will be built to accommodate the reprocessed tailings from the fifteen tailings dams included in this report. Both the design and construction elements are already covered within the existing budget.

ITEM 24- RECOMMENDATIONS

The following Items are recommended for consideration as the Project moves forward:-

- Negotiations with the landowners to secure options for the land, comprising the new tailings dam site, need to be concluded;
- The pressure leach testwork for the design for the uranium processing plant must be finalised;
- The legal tenure of the Flanagan, Ellaton and NKGE dams must be resolved as the uncertainty behind the security of tenure of these dams places doubt on these Mineral Resources being converted to Mineral Reserves. It should be noted that these three dams collectively constitute 1.1% of the gold Resource and 1.5% of the uranium Resource.

ITEM 25- REFERENCES

The following table details the references that were used in the compilation of this Technical Report:-

Date	Author	Company	Report Title
1998	MGC Wilson and CR Anhaeusser	N/A	The Mineral Resources of South Africa.
November 2001	Dr B Baxter	Envirogreen Consulting	Environmental Management Programme Report – Reprocessing of the Stilfontein No 2 Slimes Dam.
2006	NJ Odendaal & D van Heerden	Minxcon (Pty) Ltd	An Independent Audit of the Mineral Reserves of the Buffelsfontein Gold Mine, Northwest Province South Africa.
23 May 2006	Mintek	Mintek	Laboratory Gold and Uranium Flotation Scoping Studies on Gold Slimes Dams Material
28 June 2006	Mintek	Mintek	Scoping Studies on the Leaching of the Buffelsfontein Concentrates
May 2007	R Bergen, W Valliant	Scott Wilson Roscoe Postle Associates Inc	Technical Report – Preliminary Assessment of the Buffelsfontein Project, North West Province, Republic of South Africa.
May 2007	TM Surveys	TM Surveys	Survey Point Data
October 2007	Ground Water Consulting Services (Pty) Ltd	Ground Water Consulting Services (Pty) Ltd	Mining Work Programme.
October 2007	E Retief, T Bekker, N Hattingh	Ground Water Consulting Services (Pty) Ltd	Environmental Management Plan for Buffelsfontein Gold Mines (Pty) Ltd. (DME Ref. No: NW30/5/1/2/2/323)
October 2007	E Retief, T Bekker, N Hattingh	Ground Water Consulting Services (Pty) Ltd	Amended Closure Cost Assessment for Buffelsfontein Gold Mines (Pty) Ltd.
October 2007	Trevor Pearton	Trevor Pearton	Discounted Cash Flow Model
November 2007	RBC Capital Markets	RBC Capital Markets	Commodity Consensus Forecast for Gold and Uranium.
November 2007	K'enyuka/RSV	K'enyuka/RSV	Chemwes Gold and Uranium Project – Phases 2 Operating Costs.
November 2007	K'enyuka/RSV	K'enyuka/RSV	Chemwes Gold and Uranium Project – Phases 1B Operating Costs.
November 2007	Michael Valenta	Metallicon Process Consulting (Pty) Ltd	Technical Report on the Metallurgical Testwork and Process Design – Buffelsfontein Tailing Reclamation Project (Mine Waste Solutions).

ITEM 26- DATE AND SIGNATURES

This report titled "Technical Report on the Mineral Assets of the Tailings Dams located near Stilfontein, North West Province, South Africa" prepared for First Uranium Corporation, was prepared and signed by the following authors:-

Yours faithfully,

NJ ODENDAAL
B.Sc. (Geol), B.Sc. Hons (Min.Econ.), M.Sc. (Min. Eng.)
Pr. Sci. Nat., FSAIMM, MGSSA, MAusIMM
DIRECTOR

D VAN HEERDEN
B.Sc. (Min.Eng.), M.Comm. (Bus. Admin.)
ECSA, MSAIMM, AMMSA
DIRECTOR

CJ MULLER
B.Sc (Hons) Geol.
Pr. Sci. Nat., MGSSA
DIRECTOR

H STERNBERG
B.Sc (Hons) Geol. GDE (Wits)
Pr. Sci. Nat., MSAIMM, MGSSA,
MINERAL PROJECT ANALYST

Effective Date of Report: 1st November 2007

Appendix 1: Prospecting Right and Mining Licence

Buffelsfontein Prospecting Right for Uranium

04/06/2007 14:24 0184629036 MINERALS AND ENERGY PAGE 01

DME 12

the dme

Department:
Minerals and Energy
REPUBLIC OF SOUTH AFRICA

Enquiries: K Mokoatle
REF NO: NW 30/5/1/1/2/1488PR

Tel: 018-464 1631
Fax: 018-462 9036

Buffelsfontein Gold Mines Ltd.
PO Box 82291
SOUTHDALE
2135
Fax: 011 837 3840

Sir

GRANTING OF A PROSPECTING RIGHT IN TERMS OF SECTION 17 OF THE MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT, 2002 (ACT 28 OF 2002): VARIOUS PORTIONS OF THE FARMS: KLERSDORP TOWN & TOWNLANDS 424 IP, ZANDPAN 423 IP, MAPAISKRAAL 441 IP, HARTEBEESTFONTEIN 422 IP, BUFFELSFONTEIN 433 IP, KAREERAND 444 IP, KIEPERSOL 481 IP, KROMDRAAI 420 IP, MAGISTERIAL DISTRICT OF KLERKSDORP:

1. This is to confirm that your abovementioned application for the prospecting of uranium ore, rare earth, sulphur (in pyrite) in respect of the abovementioned properties has been granted in terms of section 17(1) of the Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002).

2. Take note that the Regional Manager will approve the Environmental Management Plan and sign the right on the ......4th July 2007......

3. Further note that in terms of section 17(5) of the Act, the prospecting right comes into effect on the date on which the Environmental Management Plan is approved. In terms of section 19(2) prospecting activities must commence within 120 days of the effective date.

4. In light of the afore-going you are requested to:
   - 4.1. Submit financial guarantee to the amount of R 30 000 for rehabilitation of the environment; and
   - 4.2. Submit a brief explanation about the relation between Jaganda Trading (Pty) Ltd and Buffelsfontein Gold Mines Ltd.
   - 4.3. Submit a profile of Rechtrau No. 47 (Pty) Ltd; and
   - 4.4. The above must be submitted to this office by no later than 30 days from the date of this correspondence.

5. Note further that in terms of section 19(2)(a), the signed/executed prospecting right must be lodged for registration at the Mineral and Petroleum Titles Registration Office by no later than 30 days from the date on which the right is effective.

6. Failure to comply may result in the withdrawal, suspension or cancellation of the right.

Yours faithfully

~~F ROCHA~~ MM Lodingaane
DEPUTY DIRECTOR-GENERAL: MINERAL REGULATION
DATE:

Area covered by Buffels Prospecting Right


CLIENT: SIMMER & JACK (BUFFELSFONTEIN)
DRAWING TITLE:
PROSPECTING RIGHTS APPLICATION
FARM PORTIONS
DESIGNED JN NOV 06
DRAWN JN NOV 06
CHECKED MD NOV 06
SCALE A3= 1:80 000
FIGURE A2
REVISION A
DRAWING LEGEND
MAJOR CORNER & OUTLINE POINTS
CORNER & OUTLINE POINTS
OUTLINES OF FARM AREAS
OUTLINES OF TAILING DAMS
LIST OF COORDINATES (WGS84 LO)
TABLE A
TABLE B
TABLE C
TABLE D
STILFONTEIN

Buffelsfontein Mining Right for Gold

G.P.-S. 010-0233 MD 109E

Republic of South Africa — Republiek van Suid-Afrika

DEPARTMENT OF MINERAL AND ENERGY AFFAIRS

PRIVAATSAK/PRIVATE BAG
2001-02-26

Office date stamp

MINING LICENCE

[Minerals Act, 1991: Section 9 (1) read with 9 (3) (e)]

Licence No. ML 4/2001

Office reference RDNW(KL) 5/3/2/1330

Authorization is hereby granted under and subject to the provisions of the Minerals Act, 1991,

to (full name) BUFFELSFONTEIN GOLD MINES LIMITED

identity or registration number 9 5 / 1 0 0 7 2 / 0 6

(hereinafter referred to as "the holder")

of (address) PRIVATE BAG
STILFONTEIN
2550

to mine for (name of mineral) GOLD

~~in respect of tailings~~*

on (full name of farm and subdivision) SEE REVERSE

No. Magisterial District KLERKSDORP Region NORTH-WEST

as indicated on the attached sketch plan No. ML 4/2001

signed by the Regional Director on 19 FEBRUARY 2001

Full name of the holder of the right to the said mineral BUFFELSFONTEIN GOLD MINES LTD

Unless this licence is suspended, cancelled or abandoned or lapses it shall be valid for a period (more than two years) ~~which shall extend from the date of issuing until~~ 19

~~or~~ until the mineral the mining of which is hereby authorized can no longer be mined economically by the holder of the land concerned. (If a specific date is inserted, delete the words that follow the date.)

MD 109E

This licence does not exempt the holder from the requirements of any provision of any other law or from any restrictive provisions or conditions contained in the title deed of the land concerned, nor does it encroach upon the rights of any person who may have an interest in the land or tailings concerned or the mineral rights in respect of such land or tailings.

Signed at KLERKSDORP this 26TH day of FEBRUARY 2001 19

~~Regional~~ Director ....

* Delete the words "in respect of tailings" if they are not applicable.

CERTAIN PORTIONS OF THE FARMS

1. MAPAISKRAAL 441 IP
2. BUFFELSFONTEIN 443 IP
3. WILDEBEESTPAN 442 IP
4. STILFONTEIN 401 IP
5. HARTEBEESTFONTEIN 422 IP
6. ZANDPAN 423 IP
7. PALMIETFONTEIN 403 IP
8. ZUIPING 394
9. GROOTVADERSBOSCH 470
10. DIE HOEK 114
11. DOORNKOM OOST 447
12. TOWNLANDS OF KLERKSDORP 424 IP

No diagram was available to add to this Mining Licence.

Appendix 2: Performance Labs Certificate of Accreditation

This is to certify that:

PERFORMANCE LABORATORIES (PTY) LTD.

Testing Laboratory No. T0265

is a South African National Accreditation System Accredited Laboratory

for five years commencing **February 2005** provided that

all SANAS conditions and requirements are complied with.

This certificate is valid for:

CHEMICAL ANALYSES

as per scope on accompanying schedule of accreditation

THE LABORATORY COMPLIES WITH ISO/IEC 17025

While this certificate remains valid,
the Accredited Laboratory named above
is authorised to issue SANAS certificates.

Programme Manager

"Recognised as the official national accreditation body by the Department of Trade and Industry of the Republic of South Africa"

This certificate is only valid when accompanied by its schedule of accreditation.

Testing Laboratory Number: T0265

Permanent Address of Laboratory: Performance Laboratories (Pty) Ltd Cooke Recovery Plant Santos Road Off the R559 Randfontein/Zuurbekom Road Randfontein 1759 Postal Address: P O Box 1870 Krugersdorp 1740 Tel : (011) 414 0769 Fax : (011) 414 4533 E-mail 1 : roger.olivier@harmony.co.za Email 2: raymond.scheepers@harmony.co.za	Technical Signatories: Nominated Representative: Issue No Date of issue Expiry date	: R Olivier : R Scheepers : S Posthumus : A Kruger : R Olivier : 2 : February 2006 : February 2010
Materials/Products Tested	**Types of Tests/Properties Measured, Range of Measurement**	**Standard Specifications, Equipment/ Techniques Used**
Rocks, ores, cores, sludges plant feeds, plant residues and concentrates	Gold by fire assay and gravimetric finish Range of measurement 0.08 to 3027g/t gold (Au)	M001

Original date of accreditation: February 2005 Page 1 of 1

ISSUED BY THE SOUTH AFRICAN NATIONAL ACCREDITATION SYSTEM

Programme Manager

Appendix 3: Mintek Certificate of Accreditation

CERTIFICATE OF ACCREDITATION

This is to certify that:

MINTEK ANAYTICAL SERVICES DIVISION

Facility Accreditation Number: T0042

is a South African National Accreditation System accredited Testing laboratory provided that all SANAS conditions and requirements are complied with.

This certificate is valid as per the scope on the accompanying schedule of accreditation bearing the above accreditation number for

CHEMICAL ANALYSIS

The facility complies with the general requirements of

ISO/IEC 17025:2005

A laboratory's fulfilment of the requirements of ISO/IEC 17025:2005 means the laboratory meets both the technical competence requirements and management system requirements

The management system requirements in ISO/IEC 17025 (Section 4) meet the principles of ISO 9001:2000 and are aligned with its pertinent requirements

While this certificate remains valid, the Accredited Facility named above is authorised to use the relevant SANAS logo to issue facility reports and/or certificates

Chief Executive Officer

Initial Accreditation: May 1995

Certificate Commences: January 2003
Certificate Expires: January 2008

"Recognised as the official national accreditation body by the Department of Trade and Industry of the Republic of South Africa"
This certificate is only valid when accompanied by its schedule of accreditation.

SCHEDULE OF ACCREDITATION

Testing Laboratory Number: T0042

Permanent Address of Laboratory: Mintek Analytical Services Division 200 Hans Strydom Drive Randburg 2125 **Postal Address:** Private Bag x 3015 Randburg 2125 Tel : (011) 709-4046 (Services) Tel : (011) 709-4053 (Manager) Fax : (011) 792-6650 E-Mail : Ngobileq@mintek.co.za E-mail : MondeM@mintek.co.za	**Technical Signatories** **Interim Nominated Representative** Issue No. Date of issue Expiry date	: Mr R Vine (Fire Assay) : Ms S Graham (Wet Chem & IC) : Ms G Mellis (Wet Chem & IC) : Mr G Sithole (ICP-OES) : Mr V Flusk (ICP-OES) : Mr T Molatuli (ICP-OES) : Ms Y Niharoo (ICP-OES) : Mr F Masha (ICP-OES & AAS) : Ms P Mukwevho (ICP-OES & AAS) : Ms S Mofokeng (ICP-OES & AAS) : Ms G Radebe (Wet Chem) : Ms J Chili (Fire Assay) : Ms N Goba : 16 : September 2007 : January 2008

Materials/Products Tested	Types of Tests/Properties Measured, Range of Measurement	Standard Specifications, Equipment/ Techniques Used
	ICP-OES	IN-HOUSE METHOD
Ferrochromium slags and chromite ores	Procedure for the dissolution of ferrochromium slags and chromite ores and analysis by ICP-OES	ASD-MET-OES-SP005
	AAS	
Geological materials	The preparation and analysis of solid samples (Geological materials) for the determination of sodium and potassium by atomic absorption spectrophotometry	ASD-MET-AAS-SP001

Original date of accreditation: May 1995 Page 1 of 2

Laboratory No: T0042
Date of issue: September 2007
Expiry date: January 2008

Materials/Products Tested	Types of Tests/Properties Measured, Range of Measurement	Standard Specifications, Equipment/Techniques Used
	WET CHEM.	
Various materials	The determination of sulphur in various materials using a LECO technique	ASD-MET-C16/26
Various materials	The determination of carbon in various materials using a combustion technique	ASD-MET-C06/37
	FIRE ASSAY & ICP-OES	
Ores and concentrates	The collection and determination of PGM's (Pt, Pd, Rh, Ru, Ir, Au) using Nickel Sulphide as the collector.	ASD-MET-FA001
	The collection and determination of gold and the total PGM +Au using Lead as the collector	ASD-MET-FA002
	The determination of Individual PGM's (Pt, Pd Rh, Ru, Ir, Au i.e. 6E) after Nickel sulphide collection by Fire Assay and measurement by ICP-OES.	ASD-MET-SPT-006
	The determination of Pt, Pd, and Au (3E) by ICP-OES after lead collection by Fire Assay.	ASD-MET-SPT-007
	The determination of Pt, Pd, Rh and Au (4E) after lead collection by Fire Assay followed by high pressure sealed tube dissolution and measurement by ICP-OES.	ASD-MET-SPT-008

Original date of accreditation: May 1995 Page 2 of 2

ISSUED BY THE SOUTH AFRICAN NATIONAL ACCREDITATION SYSTEM

Appendix 4: Uranium Histograms and Distribution Plots

Harties 1 – Histogram - Uranium


Histogram: U
Expected Normal
No. of obs.
X <= Category Boundary

Harties 1 – Distribution Plot - Uranium


Normal P-Plot: U
Expected Normal Value
Value

Harties 2 - Histogram- Uranium


Histogram: U
Expected Normal
No. of obs
X <= Category Boundary

Harties 2 – Distribution Plot- Uranium


Normal P-Plot: U
Expected Normal Value
Value

Harties 5 - Histogram- Uranium


Histogram: U
Expected Normal
No. of obs
X <= Category Boundary

Harties 5 – Distribution Plot- Uranium


Normal P-Plot: U
Expected Normal Value
Value

Harties 6 - Histogram- Uranium


Histogram: U
K-S d=.05605, p> .20; Lilliefors p<.10
Expected Normal
No of obs
X <= Category Boundary

Harties 6 – Distribution Plot- Uranium


Normal P-Plot: U
Expected Normal Value
Value

Harties 7 - Histogram- Uranium


Histogram: U
K-S d=.13391, p> .20; Lilliefors p> .20
Expected Normal
No of obs
X <= Category Boundary

Harties 7 – Distribution Plot- Uranium


Normal P-Plot: U
Expected Normal Value
Value

Buffels 2 - Histogram- Uranium


Histogram: U
K-S d=.12441, p<.01 ; Lilliefors p<.01
Expected Normal
No of obs
X <= Category Boundary

Buffels 2 – Distribution Plot- Uranium


Normal P-Plot: U
Expected Normal Value
Value

Buffels 3 - Histogram- Uranium


Histogram U3O8
Expected Normal
No of obs
X <= Category Boundary

Buffels 3 – Distribution Plot- Uranium


Normal P-Plot U3O8
Expected Normal Value
Value

Buffels 4 - Histogram- Uranium


Histogram U
K-S d=.08196, p> .20; Lilliefors p<.05
Expected Normal
No of obs
X <= Category Boundary

Buffels 4 – Distribution Plot- Uranium


Normal P-Plot U
Expected Normal Value
Value

Buffels 5 - Histogram- Uranium


Histogram U
K-S d=.10460, p<.05 ; Lilliefors p<.01
Expected Normal
No of obs
X <= Category Boundary

Buffels 5 – Distribution Plot- Uranium


Normal P-Plot U
Expected Normal Value
Value

Notes:

Buffels 5

The uranium values display a peaked (kurtosis 0.73), positively skewed distribution with an asymmetric tail extending toward more positive values. For interpolation of gold, as seen in both the histograms and scatter plots, it was decided to apply a cut-off of AU1g/t to lower the chance of poor looking variograms. The variance for both U and AU are low indicating low variability of the data.

MWS 4 – Histogram – Uranium (Domain 1)


Histogram U
K-S d= 08241, p< 10 ; Lilliefors p< 01
— Expected Normal
No. of obs
X <= Category Boundary

MWS 4 - Distribution Plot – Uranium (Domain 1)


Normal P-Plot U
Expected Normal Value
Value

MWS 4 – Histogram – Uranium (Domain 2)


Histogram U
K-S d= 06128, p<.10 , Lilliefors p< 01
— Expected Normal
No. of obs
X <= Category Boundary

MWS 4 - Distribution Plot – Uranium (Domain 2)


Normal P-Plot U
Expected Normal Value
Value

MWS 5 - Histogram - Uranium


Histogram: U
K-S d= 09739, p<.01 ; Lilliefors p<.01
— Expected Normal
No. of obs.
X <= Category Boundary

MWS 5 – Distribution Plot - Uranium


Normal P-Plot: U
Expected Normal Value
Value

Flanagan - Histogram - Uranium


Histogram: U
— Expected Normal
No of obs
X <= Category Boundary

Flanagan – Distribution Plot - Uranium


Normal P-Plot: U
Expected Normal Value
Value

Ellaton - Histogram - Uranium


Histogram: U
— Expected Normal
No of obs
X <= Category Boundary

Ellaton – Distribution Plot - Uranium


Normal P-Plot: U kgt
Expected Normal Value
Value

NKGE - Histogram - Uranium


Histogram: U
— Expected Normal
No of obs
X <= Category Boundary

NKGE – Distribution Plot - Uranium


Normal P-Plot: U
Expected Normal Value
Value

Appendix 5: Gold Histograms and Distribution Plots

Harties 1 – Histogram - Gold


Histogram AU
K-S d=.13077, p<.01 ; Lilliefors p<.01
Expected Normal
No of obs
X <= Category Boundary

Harties 1 – Distribution Plot - Gold


Normal P-Plot AU
Expected Normal Value
Value

Harties 2 - Histogram - Gold


Histogram AU
K-S d=.13203, p<.01 ; Lilliefors p<.01
Expected Normal
No of obs.
X <= Category Boundary

Harties 2 – Distribution Plot - Gold


Normal P-Plot AU
Expected Normal Value
Value

Harties 5 - Histogram - Gold


Histogram AU
K-S d=.23643, p<.01 ; Lilliefors p<.01
Expected Normal
No of obs
X <= Category Boundary

Harties 5 – Distribution Plot - Gold


Normal P-Plot AU
Expected Normal Value
Value

Harties 6 - Histogram - Gold


Histogram AU
K-S d= .19172, p<.01 ; Lilliefors p<.01
Expected Normal
No of obs
X <= Category Boundary

Harties 6 – Distribution Plot - Gold


Normal P-Plot AU
Expected Normal Value
Value

Harties 7 - Histogram - Gold


Histogram AU
K-S d= .13453, p> .20; Lilliefors p> .20
Expected Normal
No. of obs
X <= Category Boundary

Harties 7 – Distribution Plot - Gold


Normal P-Plot AU
Expected Normal Value
Value

Buffels 2 - Histogram - Gold


Histogram AU
K-S d= .06955, p> .20; Lilliefors p<.05
Expected Normal
No of obs
X <= Category Boundary

Buffels 2 – Distribution Plot - Gold


Normal P-Plot AU
Expected Normal Value
Value

Buffels 3 - Histogram - Gold


Histogram: AU
— Expected Normal
No of obs
X <= Category Boundary

Buffels 3 – Distribution Plot - Gold


Normal P-Plot: AU
Expected Normal Value
Value

Buffels 4 - Histogram - Gold


Histogram: AU
— Expected Normal
No of obs
X <= Category Boundary

Buffels 4 – Distribution Plot - Gold


Normal P-Plot: AU
Expected Normal Value
Value

Buffels 5 - Histogram - Gold


Histogram: AU
— Expected Normal
No of obs
X <= Category Boundary

Buffels 5 – Distribution Plot - Gold


Normal P-Plot: AU
Expected Normal Value
Value

MWS 4 - Histogram – Gold (Domain 1)


Histogram: AU
Expected Normal
No of obs.
X <= Category Boundary

MWS 4 - Distribution Plot – Gold (Domain 1)


Normal P-Plot: AU
Expected Normal Value
Value

MWS 4 - Histogram – Gold (Domain 2)


Histogram: AU
Expected Normal
No of obs
X <= Category Boundary

MWS 4 - Distribution Plot – Gold (Domain 2)


Normal P-Plot: AU
Expected Normal Value
Value

MWS 5 - Histogram - Gold


Histogram: AU
K-S d=.43384, p<.01 ; Lilliefors p<.01
Expected Normal
No. of obs.
X <= Category Boundary

MWS 5 - Distribution Plot - Gold


Normal P-Plot: AU
Expected Normal Value
Value

Flanagan - Histogram - Gold


Histogram: AU
K-S d=.13353, p> .20; Lilliefors p> .20
— Expected Normal
No. of obs.
X <= Category Boundary

Flanagan – Distribution Plot - Gold


Normal P-Plot: AU
Expected Normal Value
Value

Ellaton - Histogram - Gold


Histogram: AU
— Expected Normal
No of obs
X <= Category Boundary

Ellaton – Distribution Plot - Gold


Normal P-Plot: AU g/t
Expected Normal Value
Value

NKGE - Histogram - Gold


Histogram: AU
— Expected Normal
No of obs
X <= Category Boundary

NKGE – Distribution Plot - Gold


Normal P-Plot: AU
Expected Normal Value
Value

Appendix 6: Variograms

No Variogram was modeled for the two boreholes drilled on the Flanagan Dam.

Harties, Buffels and NKGE Dams Uranium Variograms

Harties 1 – Planar Variogram


VARIOGRAM
DISTANCE
Azi / Dip
0.0 / 0.0
Directionless
Variogram
Grade: U
1 Structure Isotropic Model. Nugget - 0.000072
Structure Range C Value Sill
1 15.0 0.000648 0.000720
Range-Sill Toggle: only range changes when range selected.

Harties 1 – Downhole Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Variogram
Grade: U
2 Structure Isotropic Model. Nugget - 0.000016
Structure Range C Value Sill
1 4.1 0.000599 0.000615
2 4.8 0.000114 0.000730
Range-Sill Toggle: only range changes when range selected.

Harties 2 – Planar Variogram


VARIOGRAM
DISTANCE
Azi / Dip
0.0 / 0.0
Directionless
Variogram
Grade: U
2 Structure Isotropic Model. Nugget - 0.000314
Structure Range C Value Sill
1 131.5 0.000061 0.000374
2 129.7 0.000176 0.000550
Autoscaling is ON. Toggle OFF to keep new Y values.

Harties 2– Downhole Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
Variogram
Grade: U
1 Structure Isotropic Model. Nugget - 0.000311
Structure Range C Value Sill
1 1.8 0.000239 0.000550
Range-Sill Toggle: only range changes when range selected.
Select parameter with R mouse button; move with L button

Harties 5 – Planar Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
Variogram
Grade: U
2 Structure Isotropic Model. Nugget - 0.000389
Structure Range C Value Sill
1 2.3 0.000204 0.000593
2 6.9 0.000384 0.000978
Range-Sill Toggle: only range changes when range selected.
Select parameter with R mouse button; move with L button

Harties 5– Downhole Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
Log Variogram
Grade: U
2 Structure Isotropic Model Nugget - 0.044
Structure Range C Value Sill
1 7.0 0.200 0.244
2 8.1 0.200 0.444

Harties 6– Planar Variogram


VARIOGRAM
DISTANCE
Azi / Dip
0.0 / 0.0
Directionless
Variogram
Grade: U
1 Structure Isotropic Model. Nugget - 0.000071
Structure Range C Value Sill
1 642.6 0.000639 0.000710

Harties 6– Downhole Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
Variogram
Grade: U
1 Structure Isotropic Model. Nugget - 0.000274
Structure Range C Value Sill
1 4.5 0.000436 0.000710
Range-Sill Toggle: only range changes when range selected.
Select parameter with R mouse button; move with L button

Harties 7– Planar Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
Variogram
Grade: U
2 Structure Isotropic Model. Nugget - 0.00077
Structure Range C Value Sill
1 21.2 0.00008 0.00085
2 37.8 0.00070 0.00155

Harties 7– Downhole Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
Variogram
Grade: U
2 Structure Isotropic Model. Nugget - 0.00143
Structure Range C Value Sill
1 2.8 0.00055 0.00198
2 2.8 0.00162 0.00360
Range-Sill Toggle: only range changes when range selected

Buffels 2– Planar Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Direction esc

Buffels2– Downhole Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Vertical
Relative Variogram
Grade: U
3 Structure Isotropic Model. Nugget - 0.077
Structure Range C Value Sill
1 6.6 0.001 0.078
2 9.5 0.039 0.117
3 32.2 0.050 0.167
Range Sill Toggle: only range changes when range selected.

Buffels 3– Planar Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
S2
S1

Buffels3– Downhole Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Vertical
S2
S1
Relative Variogram
Grade: U
2 Structure Isotropic Model. Nugget = 0.078
Structure Range C Value Sill
1 7.4 0.024 0.101
2 16.9 0.083 0.184
Range-Sill Toggle: only range changes when range selected.

Buffels 4– Planar Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
S2
S1

Buffels4– Downhole Variogram


VARIOGRAM
DISTANCE
Outside data area
Azi / Dip
Vertical
S2
S1
Relative Variogram
Grade: U
2 Structure Isotropic Model. Nugget = 0.055
Structure Range C Value Sill
1 10.7 0.020 0.075
2 14.5 0.081 0.136

Buffels 5– Planar Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
S2
S1

Buffels 5– Downhole Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
S2
S1
Variogram
Grade: U
2 Structure Isotropic Model. Nugget = 0.00035
Structure Range C Value Sill
1 9.6 0.00037 0.00071
2 10.5 0.00057 0.00128
Range-Sill Toggle: only range changes when range selected.

MWS 4 – Planar Variogram (Domain 1)


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
S2
S1

MWS 4– Downhole Variogram (Domain 1)


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
S1

MWS 4 – Planar Variogram (Domain 2)


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
S2
S1

MWS 4– Downhole Variogram (Domain 2)


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
S1

MWS 5 – Planar Variogram

MWS 5– Downhole Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Log Variogram

Ellaton – Planar Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
S 2
S 1
Variogram
Grade: U
2 Structure Isotropic Model Nugget - 0.00216
Structure Range C Value Sill
1 40.5 0.00251 0.00467
2 93.0 0.00382 0.00849

Ellaton– Downhole Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
S 2
S 1
Variogram
Grade: U
2 Structure Isotropic Model Nugget - 0.00217
Structure Range C Value Sill

NKGE – Planar Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
S2
S1
Variogram
Grade: U
2 Structure Isotropic Model. Nugget - 0.0015
Structure Range C Value Sill
1 86.6 0.0066 0.0080
2 173.1 0.0066 0.0146

NKGE– Downhole Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
S2
S1
Variogram
Grade: U
2 Structure Isotropic Model. Nugget - 0.0015
Structure Range C Value Sill
1 3.8 0.0066 0.0080
2 14.8 0.0066 0.0146
Range-Sill Toggle: only range changes when range selected

Harties, Buffels and NKGE Dams Gold Variograms

Harties 1 – Planar Variogram


VARIOGRAM
DISTANCE
S2
S1
D
Azi / Dip
Directionless
Variogram Grade: AU
2 Structure Isotropic Model. Nugget = 0.0017
Structure Range C Value Sill
1 380.9 0.0076 0.0093
2 680.4 0.0076 0.0169
Range-Sill Toggle. only range changes when range selected.

Harties 1 – Downhole Variogram


VARIOGRAM
DISTANCE
S2
S1
D
Azi / Dip
Directionless
Variogram Grade: AU
2 Structure Isotropic Model. Nugget = 0.0029
Structure Range C Value Sill
1 9.9 0.0064 0.0093
2 19.7 0.0076 0.0169
Range-Sill Toggle. only range changes when range selected.

Harties 2 – Planar Variogram


VARIOGRAM
DISTANCE
S2
S1
D
Azi / Dip
Directionless
Variogram Grade: AU
2 Structure Isotropic Model. Nugget = 0.0082
Structure Range C Value Sill
1 99.6 0.0010 0.0092
2 282.7 0.0075 0.0166
Range-Sill Toggle. only range changes when range selected.

Harties 2– Downhole Variogram


VARIOGRAM
DISTANCE
S2
S1
D
Azi / Dip
Directionless
Variogram Grade: AU
2 Structure Isotropic Model. Nugget = 0.0052
Structure Range C Value Sill
1 7.1 0.0047 0.0099
2 17.9 0.0068 0.0166
Range-Sill Toggle. only range changes when range selected.

Harties 5 – Planar Variogram


VARIOGRAM
DISTANCE
S2
S1
D
Azi / Dip
Directionless
Variogram Grade: AU
2 Structure Isotropic Model. Nugget = 0.0043
Structure Range C Value Sill
1 147.5 0.0110 0.0152
2 321.1 0.0275 0.0428
Range-Sill Toggle. only range changes when range selected.

Harties 5– Downhole Variogram


VARIOGRAM
DISTANCE
S2
S1
D
Azi / Dip
Directionless
Log Variogram Grade: AU
2 Structure Isotropic Model. Nugget = 0.086
Structure Range C Value Sill
1 7.1 0.023 0.109
2 20.4 0.188 0.297

Harties 6– Planar Variogram


VARIOGRAM
0.000 0.005 0.010 0.015 0.0
250 500 750 1000 1250
DISTANCE
Azi / Dip
Directionless
Variogram Grade: AU
2 Structure Isotropic Model. Nugget = 0.0006
Structure Range C Value Sill
1 332.6 0.0101 0.0107
2 476.1 0.0005 0.0112
Range-Sill Toggle. only range changes when range selected.

Harties 6– Downhole Variogram


VARIOGRAM
0.000 0.005 0.010 0.015
5 10 15 20
DISTANCE
Azi / Dip
Directionless
Variogram Grade: AU
2 Structure Isotropic Model. Nugget = 0.0042
Structure Range C Value Sill
1 5.5 0.0020 0.0061
2 11.0 0.0050 0.0112
Range-Sill Toggle. only range changes when range selected.

Harties 7


VARIOGRAM
0.0000 0.0050 0.0075 0.010
100 200 300 400
DISTANCE
Azi / Dip
Directionless
Variogram Grade: AU
2 Structure Isotropic Model. Nugget = 0.00332
Structure Range C Value Sill
1 118.2 0.00004 0.00396
2 236.4 0.00299 0.00695
Range-Sill Toggle. only range changes when range selected.

Harties 7


VARIOGRAM
0.0000 0.0250 0.0500 0.0750 0.1000 0.1250 0.1
1 2 3 4
DISTANCE
Azi / Dip
Directionless
Log Variogram Grade: AU
2 Structure Isotropic Model. Nugget = 0.047
Structure Range C Value Sill
1 1.6 0.033 0.080
2 2.8 0.066 0.146
Range-Sill Toggle. only range changes when range selected.

Buffels 2– Planar Variogram


VARIOGRAM
100 200 300 400 500 600
DISTANCE
Azi / Dip
Directionless
Variogram Grade: AU

Buffels2– Downhole Variogram


VARIOGRAM
0.000 0.005 0.010 0.015 0.02
10 20 30
DISTANCE
Azi / Dip
Directionless
Variogram Grade: AU
2 Structure Isotropic Model. Nugget = 0.0092
Structure Range C Value Sill
1 3.8 0.0009 0.0101
2 11.7 0.0044 0.0145

Buffels 3– Planar Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
Variogram Grade: AU
2 Structure Isotropic Model Nugget - 0.0099
Structure Range C Value Sill
1 16.7 0.0066 0.0165
2 125.1 0.0032 0.0197
Range-Sill Toggle: only range changes when range selected.

Buffels3– Downhole Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
Variogram Grade: AU
2 Structure Isotropic Model. Nugget - 0.0046
Structure Range C Value Sill
1 6.2 0.0062 0.0108
2 10.6 0.0089 0.0197
Range-Sill Toggle. only range changes when range selected.

Buffels 4– Planar Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
Log Variogram Grade. AU
2 Structure Isotropic Model Nugget -
Structure Range C Value Sill
2 195.7 0.031 0.111

Buffels4– Downhole Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
Variogram Grade: AU
2 Structure Isotropic Model. Nugget - 0.0075
Structure Range C Value Sill
1 13.8 0.0066 0.0141
2 19.7 0.0148 0.0289
Range-Sill Toggle. only range changes when range selected.

Buffels 5– Planar Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
Variogram Grade: AU
2 Structure Isotropic Model. Nugget - 0.0031
Structure Range C Value Sill
1 51.4 0.0064 0.0095
2 535.6 0.0015 0.0111
Range-Sill Toggle. only range changes when range selected.

Buffels 5– Downhole Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
Variogram Grade: AU
2 Structure Isotropic Model. Nugget - 0.0036
Structure Range C Value Sill
1 9.8 0.0025 0.0061
2 19.7 0.0050 0.0111

MWS 4 – Planar Variogram (Domain 1)


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
Variogram
Grade: AU
Range-Sill Toggle: only range changes when range selected.

MWS 4– Downhole Variogram (Domain 1)


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
Variogram
Grade: AU
Range-Sill Toggle: only range changes when range selected.

MWS 4 – Planar Variogram (Domain 2)


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
Variogram
Grade: AU

MWS 4– Downhole Variogram (Domain 2)


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
Variogram
Grade: AU
Range-Sill Toggle: only range changes when range selected.

MWS 4 – Planar Variogram

MWS 4– Downhole Variogram


VARIOGRAM
DISTANCE
Azi / Dip
Directionless
Log Variogram
Grade: AU

Ellaton – Planar Variogram


VARIOGRAM
0.000
0.005
0.010
0.015
100
200
300
400
DISTANCE
Azi / Dip
Directionless
S 2
S 1
Variogram
Grade: AU
2 Structure Isotropic Model Nugget – 0.0044
Structure Range C Value Sill
1 92.5 0.0024 0.0068
2 108.3 0.0056 0.0124

Ellaton– Downhole Variogram


VARIOGRAM
0.000
0.025
0.050
0.075
0.100
2
4
6
DISTANCE
Azi / Dip
Directionless
S 2
S 1
Log Variogram
Grade: AU
2 Structure Isotropic Model Nugget – 0.0082
Structure Range C Value Sill
1 2.6 0.0370 0.0453
2 3.9 0.0370 0.0823

NKGE – Planar Variogram


VARIOGRAM
0.00
0.25
0.50
0.75
1.0
100
200
300
400
DISTANCE
Azi / Dip
Directionless
S 2
S 1
Log Variogram
Grade: AU
2 Structure Isotropic Model. Nugget – 0.119
Structure Range C Value Sill
1 9.9 0.150 0.269
2 37.4 0.098 0.367

NKGE– Downhole Variogram


VARIOGRAM
0.000
0.025
0.050
0.075
0.100
DISTANCE
Azi / Dip
Directionless
S 2
S 1
Variogram
Grade: AU
2 Structure Isotropic Model. Nugget – 0.0155
Structure Range C Value Sill
1 8.2 0.0042 0.0197
2 17.3 0.0734 0.0931
Range-Sill Toggle. only range changes when range selected.

Appendix 7: Qualified Person's Certificate

CERTIFICATE of QUALIFIED PERSON

(Johan Odendaal)

I, Johan Odendaal, Pr. Sci. Nat do hereby certify that:

1. I am Director of:
   Minxcon (Pty) Ltd
   Suite 5, Coldstream Office Park
   Cnr Hendrik Potgieter & Van Staden
   Johannesburg, South Africa
2. I graduated with a B.Sc (Geology) degree from the Rand Afrikaans University in 1985. In addition, I have obtained a B.Sc Hons (Mineral Economics) from the Rand Afrikaans University in 1986 and a M.Sc. Min. Eng. from the University of the Witwatersrand in 1992.
3. I am a member/fellow of the following professional associations.

Class	Professional Society	Year of Registration
Member	Geological Society of South Africa	2003
Fellow	South African Institute of Mining and Metallurgy	2003
Member	Australasian Institute of Mining and Metallurgy	2003
Member	Natural Scientist Institute of South Africa	2003
Member	Investment Analysts Society of South Africa	1992

4. I have worked as a Geoscientist for a total of 21 years since my graduation from university. As a former employee of Merrill Lynch, I was actively involved in advising mining companies and investment bankers on corporate related issues. Rated one of the top platinum mining analysts I became a globally recognised industry specialist. I have worked on a number of mineral projects that entailed the compilation of pre-feasibility studies as well as due diligence reports and resource audits on numerous commodities, including gold deposits in the Witwatersrand Basin.
5. I have read the definition of "qualified person" set out in NI 43 101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 101) and past relevant work experience, I fulfil the requirements to be a "competent person" for the purposes of NI 43 101.
6. I am responsible for the compilation of the Technical Report titled "Technical Report on the Mineral Assets of the Tailings Dams located near Stilfontein, North West Province, South Africa" dated 1st November 2007, (the "Report"). I have visited the Project on numerous occasions during 2007.
7. I have had prior involvement with the properties that are the subject of the Report. The nature of my prior involvement is a Competent Persons Report compiled on the Buffelsfontein Mine, completed in 2007.
8. To the best of my knowledge, information and belief, the technical report contains all scientific and technical information required to be disclosed to make the report not misleading.
9. I am independent of the commissioning entity.
10. I have read the NI 43 101 code, and the Report has been prepared in compliance with it.
11. I consent to the filing of the Qualified Persons Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report.

Yours faithfully,

N J ODENDAAL
B.Sc. (Geol), B.Sc. Hons. (Min.Econ.), M.Sc. (Min. Eng.)
Pr. Sci. Nat., FSAIMM, MGSSA, MAusIMM
DIRECTOR

Dated: *1 November 2007.*

CERTIFICATE of QUALIFIED PERSON

(Daniel van Heerden)

I, Daniel van Heerden, Pr. Min Eng do hereby certify that:

1. I am Director of:
   Minxcon (Pty) Ltd
   Suite 5, Coldstream Office Park
   Cnr Hendrik Potgieter & Van Staden
   Johannesburg, South Africa
2. I graduated with a B.Ing (Mining) degree from the University of Pretoria in 1985 and a M. Comm. (Business Administration) from the Rand Afrikaans University in 1993. In addition, I have obtained a the following:

Degree/Diploma	Field	Institution	Year
Data metrics	Computer Science	UNISA	1989
Advanced development programme	Executive development	London Business School	1995
Mine Managers Certificate	Government certificate of competency	Chamber of Mines	1989

3. I am a member/fellow of the following professional associations.

Class	Professional Society	Year of Registration
Member	Association of Mine Managers of SA	1987
Fellow	South African Institute of Mining and Metallurgy	1985
Pending	Australasian Institute of Mining and Metallurgy	2005
Member	Engineering council of South Africa	2005

4. I have worked as a Mining Engineer for a total of 23 years since my graduation from university and have obtained significant experience in managing mining operations in South Africa and abroad both underground and open cast for world-class mining major and for junior mining companies. I also have extensive experience in new business development locally and internationally being responsible for such activities in two major mining companies, one gold focused and the other platinum. I have experience in mining mergers & acquisitions (friendly and hostile) and related activities such as valuation, due diligence, finance structuring and change management required post the event. I have also made significant contributions in the areas of Ore Reserve Management, Reserve estimation and Mine Services Management with the purpose of improved mining productivity. I have worked on a number of mineral projects that entailed the compilation of pre-feasibility studies as well as due diligence reports and resource audits and reserve calculations on numerous commodities, including gold deposits in the Witwatersrand Basin.
5. I have read the definition of "qualified person" set out in NI 43 101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 101) and past relevant work experience, I fulfil the requirements to be a "competent person" for the purposes of NI 43 101.
6. I am responsible for the compilation of the Technical Report titled "Technical Report on the Mineral Assets of the Tailings Dams located near Stilfontein, North West Province, South Africa" dated 1st November 2007, (the "Report"). I have visited the Project on numerous occasions during 2007.
7. I have had prior involvement with the properties that are the subject of the Report. The nature of my prior involvement is a Competent Persons Report compiled on the Buffelsfontein Mine, completed in 2007.
8. To the best of my knowledge, information and belief, the technical report contains all scientific and technical information required to be disclosed to make the report not misleading.
9. I am independent of the commissioning entity.
10. I have read the NI 43 101 code, and the Report has been prepared in compliance with it.
11. I consent to the filing of the Qualified Persons Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report.

Yours faithfully,

D VAN HEERDEN
B.Sc. (Min.Eng.), M.Comm. (Bus. Admin.)
ECSA, MSAIMM, AMMSA
DIRECTOR

Dated: *1 November 2007.*

CERTIFICATE of QUALIFIED PERSON

(CJ Muller)

I, Charles J. Muller, BSc. (Hons), do hereby certify that:

1. I am Director of:
   Minxcon (Pty) Ltd
   Suite 5, Coldstream Office Park
   Cnr Hendrik Potgieter & Van Staden
   Johannesburg, South Africa
2. I graduated from the Rand Afrikaanse University (BSc. (1988) and BSc. Hons (1992)).
3. I am a member in good standing of the South African Council for Natural Scientific Professions (SACNASP), registration number 400201/04.
4. I have worked as a geoscientist for a total of eighteen years since my graduation from university.
5. I have read the definition of "qualified person" set out in NI 43 101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 101) and past relevant work experience, I fulfil the requirements to be a "competent person" for the purposes of NI 43 101.
6. I am responsible for the compilation of the Technical Report titled "Technical Report on the Mineral Assets of the Tailings Dams located near Stilfontein, North West Province, South Africa" dated 1st November 2007, (the "Report"). I have visited the Project on numerous occasions during 2007.
7. I have had prior involvement with the properties that are the subject of the Report. The nature of my prior involvement is a Competent Persons Report compiled on the Buffelsfontein Mine, completed in 2007.
8. To the best of my knowledge, information and belief, the technical report contains all scientific and technical information required to be disclosed to make the report not misleading.
9. I am independent of the commissioning entity.
10. I have read the NI 43 101 code, and the Report has been prepared in compliance with it.
11. I consent to the filing of the Qualified Persons Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report.

Yours faithfully,

CJ Muller
B.Sc. (Hons)
Pr. Sci. Nat
DIRECTOR

Dated: *1 November 2007*

CERTIFICATE of QUALIFIED PERSON

(H Sternberg)

I, Heidi Sternberg, Pr. Sci.Nat do hereby certify that:

1. I am an employee of:
   Minxcon (Pty) Ltd

   Suite 5, Coldstream Office Park

   Cnr Hendrik Potgieter & Van Staden

   Johannesburg, South Africa
2. I graduated with a B.Sc (Hons) Geol. degree from the University of Port Elizabeth in 2000. In addition, I obtained a Graduate Diploma in Engineering (GDE) from the University of the Witwatersrand in 2006.
3. I am a member/fellow of the following professional associations.

Class	Professional Society	Year	Reg. No.
Member	Geological Society of South Africa	2001	946804
Member	South African Institute of Mining and Metallurgy	2002	702754
Member	South African Council for Natural Scientific Professions	2005	400113/05

4. I have worked in the mining industry for the past 6 years since graduating from university. As a graduate I joined Anglogold as a trainee geologist on Western Deep Levels South Shaft (Mponeng), where I was responsible for the general geological responsibilities of a section of the mine. Thereafter I joined Venmyn Rand (Pty) Ltd as a Mineral Project Analyst where my responsibilities included the compilation of Due Diligence, Competent Persons' and Technical Reports on various mining companies involved in the mining of a variety of different commodities in a wide range of countries. I joined Minxcon in 2006, where I have continued working as a consultant in the minerals industry.
5. I have read the definition of "qualified person" set out in NI 43 101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 101) and past relevant work experience, I fulfil the requirements to be a "competent person" for the purposes of NI 43 101.
6. I am responsible for the compilation of the Technical Report titled "Technical Report on the Mineral Assets of the Tailings Dams located near Stilfontein, North West Province, South Africa" dated 1st November 2007, (the "Report"). I have visited the Project on numerous occasions during 2007.
7. I have had prior involvement with the properties that are the subject of the Report. The nature of my prior involvement is a Competent Persons Report compiled on the Buffelsfontein Mine, completed in 2007.
8. To the best of my knowledge, information and belief, the technical report contains all scientific and technical information required to be disclosed to make the report not misleading.
9. I am independent of the commissioning entity.
10. I have read the NI 43 101 code, and the Report has been prepared in compliance with it.
11. I consent to the filing of the Qualified Persons Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report.

Yours faithfully,

H STERNBERG
B.Sc. (Hons.) Geol, GDE
Pr. Sci. Nat., MSAIMM, MGSSA
MINERAL PROJECT ANALYST

Dated: : *1 November 2007*

ITEM 1 - REPORT TITLE PAGE

First Uranium Corporation

Technical Report on the Mine Waste Solutions ("MWS") Tailings Recovery Project located near Stilfontein, North West Province, South Africa,

Effective Date: 31 March 2008

Our Ref: R2008-17

J Odendaal (Director Minxcon): B.Sc. (Geol), B.Sc. Hons (Min.Econ.), M.Sc. (Min. Eng.), Pr. Sci. Nat., FSAIMM, MGSSA, MAusIMM).

D v Heerden (Director Minxcon): B.Sc. (Min.Eng), M.Comm. (Bus. Admin.), ECSA, MSAIMM, AMMSA.

C Muller (Director Minxcon): B. Sc. Hons (Geol), Pr. Sci Nat. MGSSA.

H Sternberg (Geologist Minxcon): B. Sc. Hons (Geol), GDE (Wits), Pr. Sci Nat, MGSSA, MSAIMM

Minxcon

Suite 5, Coldstream Office Park,
Cnr Hendrik Potgieter & Van Staden,
Little Falls
Tel: +27 (11) 554 0010/14
Fax: 086 644 3343 (Local)
www.minxcon.co.za

ITEM 2 - TABLE OF CONTENTS

FIGURES

TABLES

APPENDICES

ITEM 3 - GLOSSARY OF TERMS

The following abbreviations have been used in the document:-

Abbreviation	Definition
ADU	Ammonium diurinate
Au	Gold
AusIMM	Australian Institute of Mining and Metallurgy
B.Sc	Bachelor of Science
BGM	Buffelsfontein Underground Gold Mine
BH or BH's	Borehole or Boreholes
Capex	Capital Expenditure
CGT	Capital Gains Tax
CIL	Carbon in Leach
COG	Cut-off Grade
CoR	Certificate of Registration
DCF	Discounted Cash Flow
DME	Department of Minerals and Energy
DRD	Durban Roodepoort Deep Gold Mining Company
DTM	Digital Terrain Model
DWAF	Department of Water Affairs and Forestry
EBITDA	Earnings before tax, interest, depreciation and amortization
ECSA	Engineering Council of South Africa
EMC	Ezulwini Mining Company
EMP	Environmental Management Plan
EMPR	Environmental Management Programme Report
First Uranium	First Uranium Corporation
FUSA	First Uranium (Pty) Ltd (South Africa)
GCS	Groundwater Consulting Services (Pty) Ltd
GSSA	Geological Society of South Africa
HCl	Hydrogen Chloride
HNO_3	Nitric Acid
IAS	Investment Analysts Society
LOM	Life of Mine
MCF	Mine Call Factor
ML	Mining Licence
MPRDA	Minerals and Petroleum Resources Development Act (No. 28 of 2002)
MR	Mining Right
MWS	Mine Waste Solutions
NI 43-101	National Instrument 43 101
NPV	Net Present Value
NSR	Net Smelter Royalty
NW	North West
OK	Ordinary Kriging
Opex	Operating Expenditure
PR	Prospecting Right
SAIMM	South African Institute of Mining and Metallurgy
SAMREC	South African Code for the Reporting of Mineral Resources and Mineral Reserves
SANAS	South African National Accreditation System
SG	Specific Gravity
SGM	Stilfontein Gold Mine
Simmers	Simmer and Jack Mines Limited
U_3O_8	Uranium
UOC	Uranium di- and tri-oxide, reported as U_3O_8
UG	Underground
VAT	Value Added Tax
VCR	Ventersdorp Contact Reef
WMC	Waterpan Mining Company

The following units of measurement have been used in the document:-

Unit of Measurement	Definition
$	United States Dollar
a	annum
g	gram
g/t	grams per tonne
ha	hectares
hr	hour
k	kilo (thousand)
kg	kilogram
kg/t	kilograms/tonne
km^2	square kilometre
lb	Pound
m	metre
Ma	Million years
MASL	metres above sea level
Mlb	Million pounds
Mt	Million tonnes
oz	ounce (troy)
t	metric tonne
t/m	tonnes per month
t/m^3	tonnes per metre cubed
tpa	tonnes per annum
tpd	tonnes per day
yr	year
ZAR	South African Rand

ITEM 4 - EXECUTIVE SUMMARY

INTRODUCTION, PROJECT DESCRIPTION AND LOCATION

Minxcon (Pty) Ltd ("Minxcon") was commissioned by First Uranium Corporation ("First Uranium", "FIU" or the "Corporation")) to compile an updated Technical Report on the Mine Waste Solutions ("MWS") Tailings Recovery Project ("the Project"), located near the town of Stilfontein, North West Province, South Africa.

The Project now comprises fourteen tailings dams, twelve of which originated from the processing of material from the Buffelsfontein Gold Mines Limited ("BGM") (formerly the Buffelsfontein and Hartebeestfontein Underground Gold Mines), and two Mine Waste Solutions (Pty) Ltd ("MWS") tailings dams, which originated from the processing of material from the now defunct Stilfontein Gold Mine ("SGM"), as well as a gold recovery plant on the MWS site, which is situated near the currently operating BGM Underground Mine and which is currently recovering gold from the tailings. The entire project, comprising all fourteen tailings dams, is herein referred to as the Project. The twelve dams comprising the OLD Buffelsfontein Tailings Recovery Project include the following:-

- Buffels 2, 3, 4 and 5, collectively known as the Buffels Dams;
- Harties 1, 2, 5, 6 and 7; and
- Flanagan, Ellaton and NKGE

} Collectively known as the Harties Dams

The two MWS dams that now form part of the Project include MWS 4 and 5 dams. MWS 2 dam has been completely mined out since the submission of the previous Technical Report.

This report will serve as a technical report to inform investors of the developments that have taken place since the release of the previous Technical Report on the Project in February 2008 (effective date of the report was 1 November 2007).

Since the release of the previous Technical Report, the following key developments have taken place:-

- The MWS 2 dam has been completely mined out and is currently undergoing final rehabilitation;
- The Buffels 2 dam underwent further drilling to firm up the estimated resources and to gain a greater understanding of the distribution of the gold and uranium through the dump and is currently being mined;
- Upgrading of the MWS gold plant to increase the design capacity to 633,000tpm was completed on schedule;
- The purchase and construction of an Acid Plant at the Metallurgical plant site is being investigated from which MWS will purchase acid once the plant is operational; and
- The intention by FIU to generate a portion of its future electrical power requirements to supplement that supplied by South Africa's national energy utility, Eskom.

The effects of these developments include the following:-

- As the MWS 2 dam was mined out and the mining of Buffels 2 has begun, the total tonnage available for mining decreased;
- The remodelling of the Buffels 2 dam resulted in the following changes:-
  - an increase in the previously estimated tonnage from 24.1Mt to 25.0Mt (although this tonnage has now been depleted to take account of the mining that has taken place up to 31 March 2008);
  - a decrease in the gold grade from 0.398g/t to 0.357g/t; and

- an increase in the uranium grade from 0.086kg/t to 0.090kg/t.

- The Acid Plant will reduce the future costs of acid and secure a supply of acid required for the tailings recovery project; and
- The arrangements to generate additional power will increase the projected capital and operating costs of the operation. This investment in power is justified by securing supply of electrical power and it will be more than offset by the increased realized price for gold and the decline in the value of the South African Rand against the US dollar

No further developments have taken place on any of the other dams, barring Buffels 2 dam. The most significant financial changes included in this Technical Report from the previously filed 1 November 2007 report, in order of their impact on the economics of the Project, include:

- An increase in the capital investment in the Project due to the generation of additional power;
- Corporate tax rates were reduced from 29% to 28% as per revised tax directive.
- The following changes to the Project's commodity price and exchange rate assumptions have been made:-

Years Ending		Unit	Mar 2009	March 2010	March 2011	March 2012	> March 2012
April 2008	Gold Price	$/oz	889.64	907.49	874.14	796.62	711
	Uranium Price	$/lb	96	92	79	75	50
	Exchange Rate	ZAR/$	7.27	7.36	7.50	7.45	7.57
November 2007	Gold Price	$/oz	737	734	683	627	635
	Uranium Price	$/lb	104	104	91	78	45
	Exchange Rate	ZAR/$	7.40	7.40	7.40	7.40	7.4

The plant is currently operating at a rate of 536 ktpm being fed by material from the Buffels 2 dam. In the previous report it was estimated that the plant would be running at a capacity of 633 ktpm from January 2008, but there have been issues with the material that has been encountered in the tailings dam. These issues are:

- The volume shortfall can be ascribed to the difficulty in reclaiming clay like material that has been encountered in Buffels 2 dam;
- higher degree of difficulty to re-pulp at the mining face and to move the lumpy clay;
- clay lumps are low in density and flow with the slurry stream, choking trenches along the slurry flow path towards the pump station pit sump;
- the flopper valve unit that controls the pool ahead of the pit sump also chokes, causing the pit sump to pull empty;
- the pit sump screen "blinds" with near size clay, causing the pit sump to pull empty, but with a pool of slurry on top of the pit sump screen. In this instance, the screen needs to be cleaned manually, causing delays in the operations;
- hydraulic mining of material with high clay content produces slurry with low density that causes flooding at the pit sump area, due to the pumping system delivering maximum output, but not pumping the required volume; and
- the current reclamation system is capable of reclaiming in excess of 20,000 tonnes per day of material with low clay content, but the results show a decrease in tonnages to as low as 15,000 tonnes per day when material with high clay content is being mined.

The following steps have been implemented by FUSA to overcome the mining problems that have been encountered:-

- Deployment of a track gun at the bottom bench of the Buffels 2 dam during April 2008 that should improve both grade and throughput. More track guns will be deployed once units become available in July 2008;
- Reduced monitoring gun nozzle sizes as of April 2008 to increase slurry re-pulping efficiency which in turn is expected to improve slurry density and tonnage throughput;
- Installation of a temporary scalping screen and winch to reduce handling of coarse clay and to prevent choking of the secondary screen at the pit sump;
- A prototype clay shredder that is currently being manufactured, which will be installed at the end of Q1 2009; and
- Designed a clay log washer that will be utilized as a secondary clay handling system, reducing clay size to less than 20 millimetres. The design is expected to be completed by July 2008 with manufacturing completed by September 2008

Due to the anomalous material that is being sent to the plant, projected recoveries have also not been achieved. The following steps have been implemented at the plant to overcome the processing problems being encountered:-

- Installation of eight "Filblast" high shear mixers during May 2008 at the head of the carbon-in-leach ("CIL") circuit. This would result in an increase in dissolved oxygen levels in the CIL circuit that should result in improved leaching kinetics to improve overall plant recovery by reducing washed residue values;
- Increased pyrite float slurry feed densities by reducing pump speed as of April 2008;
- Commenced with flotation reagent optimization test work which is expected to be completed by the end of May 2008 to improve overall gold recoveries;
- Increased plant sampling frequency to improve confidence in head and tail grades used for metal accounting;
- Improved plant security aspects such as introducing search procedures at the high grade areas and vehicles leaving the plant, 24 hour surveillance utilizing closed circuit television and fencing off certain risk areas;
- Doubled up on electro-winning acid treatment of cathodes that should reduce gold lock-up on cathodes during smelthouse clean ups;
- Increased carbon inventory by 30 tonnes plus revised carbon management strategy which would result in a steeper solution profile down the CIL circuit that will ultimately reduce soluble gold losses reporting to plant final residue; and
- Contracted two metallurgical specialists on an ongoing basis to assist in recovery improvement.

These improvements are expected to mitigate the issues that have been experienced over the last few months going forward.

The further expansion of the MWS gold plant to double its capacity and the construction of the first two modules of the Project's uranium plant has been initiated for commissioning in December 2008. The third and final modules of the gold plant and the uranium plant are to be commissioned in December 2009.

OWNERSHIP

As is illustrated in the diagram, the twelve Harties and Buffels dumps are held by BGM and the three MWS dams by MWS, an indirect wholly-owned subsidiary of FUSA.

The new order Mining Right will be applied for in the name of MWS, who will be the operating entity (See Item 7 (c)) and will cover all the dams.

The following diagram illustrates the ownership of First Uranium and Simmers.

Ownership Structure


Simmers and Jack Mines Limited
Buffels 2 Dam
Buffels 3 Dam
Buffels 4 Dam
Buffels 5 Dam
Harties 1 Dam
Harties 2 Dam
Harties 5 Dam
Harties 6 Dam
Harties 7 Dam
Flannagan Dam
Ellaton Dam
NKGE Dam
Bobsat Investments
100%
Transvaal Gold Mining Estates Limited (TGME)
100%
Buffelsfontein Gold Mines Limited
100%
Caledonian Mining Company Limited
95%
Sabie Mines
100%
62.4%
First Uranium Corporation
100%
Ezulwini Mining Company (EMC)
First Uranium (Pty) Ltd (FUSA)
100%
Mine Waste Solutions
100%
Chemwes
MWS 2 Dam (Mined Out)
MWS 4 Dam
MWS 5 Dam
Minxcon

GEOLOGY AND EXPLORATION

The tailings dams are made up of tailings material which originated from the processing of the underground ore from BGM and old SGM. The BGM and SGM are/were deep level gold mines, which extracted the tabular, conglomeritic ore bodies of the Klerksdorp Goldfield, namely the Vaal Reef and the Ventersdorp Contact Reef ("VCR"). These reefs contain gold, as well as uranium, however for most of the duration of the mines life, only gold was extracted.

The recent modelling undertaken on the Buffels 2 dam was based on the 18 new boreholes that were recently drilled on the dump, and excluded the historical drilling, as the historical drilling, upon revisiting the distribution of gold and uranium, illustrated by the modelling only using the 18 new boreholes, did not tie up. It has therefore been recommended to FUSA that further drilling also be carried out on the Buffels 3, 4 and 5 dumps, which were also only estimated using historical drilling information.

MINERAL RESOURCES AND MINERAL RESERVES

The following tables detail the Mineral Resources and Mineral Reserves contained in the remaining fourteen tailings dams as at 31 March 2008:-

Mineral Resource Estimate as at 31 March 2008

Surface			Tonnes	Gold			Uranium		
Category	Place	Dam	Mt	Aug/t	Au('000oz)	Au	U_3O_8kg/t	U_3O^8Mlb	U_3O_8
Measured	Buffels	2	23.2	0.36	267	8.3	0.09	4.61	2 090
	Buffels	3	24.9	0.35	280	8.7	0.10	5.44	2 466
	Buffels	4	14.1	0.37	170	5.3	0.10	3.17	1 439
	Harties	5	23.9	0.21	163	5.1	0.06	3.26	1 479
	Harties	6	13.3	0.20	85	2.6	0.06	1.85	839
Measured Total			**99.4**	**0.30**	**965**	**30.0**	**0.08**	**18.33**	**8 313**
Indicated	Buffels	5	47.6	0.24	360	11.2	0.06	6.62	3 001
	Harties	1	74.4	0.26	624	19.4	0.06	10.17	4 611
	Harties	2	43.8	0.26	369	11.5	0.06	5.79	2 626
	Harties	7	1.3	0.27	11	0.3	0.16	0.46	211
	Harties	NKGE	1.2	0.50	19	0.6	0.18	0.47	214
	MWS	4 dom 1	9.7	0.14	43	1.3	0.05	1.01	456
	MWS	4 dom 2	17.4	0.28	157	4.9	0.13	5.12	2 322
	MWS	5	40.3	0.31	402	12.5	0.09	7.81	3 543
Indicated Total			**235.7**	**0.26**	**1 984**	**61.7**	**0.07**	**37.44**	**16 984**
Measured & Indicated Total			**335.1**	**0.27**	**2 949**	**91.7**	**0.08**	**55.77**	**25 297**
Inferred	Harties	Flanagan	0.0	0.69	1	0.0	0.15	0.02	7
	MWS	5	15.2	0.30	146	4.6	0.09	3.17	1 437
	MWS	5 (from 2)	4.7	0.18	26	0.8	0.10	1.05	476
	Harties	Ellaton	1.3	0.39	16	0.5	0.15	0.41	187
Inferred Total			**21.2**	**0.28**	**189**	**5.9**	**0.10**	**4.64**	**2 106**

Notes:

1. Mineral Resources are quoted as in-situ Mineral Resources.
2. No cut-off grades were applied.
3. Rows and columns may not add exactly due to rounding.
4. Mineral Resources are quoted as inclusive of Mineral Reserves. Resources which are not Reserves do not have demonstrated economic viability.
5. MWS 4 Dam is split into two domains, namely Domain 1, which is the uppermost section of the dam, and Domain 2, the lowermost portion of the dam. The tailings dam has been evaluated in two separate sections as they show distinct differences in grade.

Mineral Reserve Estimate as at 31 March 2008

Surface			Tonnes	Gold			Uranium		
Category	Place	Dam	Mt	Aug/t	Au('000oz)	Au	U_3O_8kg/t	U_3O^8Mlb	U_3O_8
Proven	Buffels	2	23.2	0.36	267	8.3	0.09	4.61	2 090
	Buffels	3	24.9	0.35	280	8.7	0.10	5.44	2 466
	Buffels	4	14.1	0.37	170	5.3	0.10	3.17	1 439
	Harties	5	23.9	0.21	163	5.1	0.06	3.26	1 479
	Harties	6	13.3	0.20	85	2.6	0.06	1.85	839
Proven Total			**99.4**	**0.30**	**965**	**30.0**	**0.08**	**18.33**	**8 313**
Probable	Buffels	5	47.6	0.24	360	11.2	0.06	6.62	3 001
	Harties	1	74.4	0.26	624	19.4	0.06	10.17	4 611
	Harties	2	43.8	0.26	369	11.5	0.06	5.79	2 626
	Harties	7	1.3	0.27	11	0.3	0.16	0.46	211
	Harties	NKGE	1.2	0.50	19	0.6	0.18	0.47	214
	MWS	4 dom 2	17.4	0.28	157	4.9	0.13	5.12	2 322
	MWS	5	40.3	0.31	402	12.5	0.09	7.81	3 543
Probable Total			**226.0**	**0.27**	**1 941**	**60.4**	**0.07**	**36.44**	**16 529**
Total Proven &Probable			**325.4**	**0.28**	**2 907**	**90.4**	**0.08**	**54.77**	**24 842**

Notes:

1. Mineral Reserves are quoted as fully diluted delivered to mill estimates.
2. Based on assumptions of a gold price of $711 per ounce, a uranium price of $49 per pound and ZAR/$ exchange rate of 7.57, which are long term forecast figures (post 2012).
3. A Reserve COG of 0.28g/t gold equivalent was used. Uranium grades were converted to gold equivalent using a conversion factor of 1 gram per tonne, which equals 0.503 kilograms per tonne on an extracted metal basis.
4. Rows and columns may not add exactly due to rounding.
5. The average LOM gold recovery applied was 68% and 34% for uranium.
6. Only Domain 2 of the MWS 4 dam has been converted to a Mineral Reserve as the gold grade in Domain 1 is below cut-off.

ECONOMIC ANALYSIS

An after-tax Cash Flow Projection has been generated from the Mine Reserve production schedule and capital and operating cost estimates. A summary of the key criteria is provided below:-

Economic Criteria

Revenue

- Up to 1 933 000 tpm slimes from tailings dams will be treated;
- First stage float recoveries of 37.9% at a mass pull of 13% will be achieved;
- Steady state plant recoveries of 90% for gold and 68% for uranium;
- Payment is based upon 100% payment within 30 days;
- Long term exchange rate US$1.00 = R7.57; and
- Metal price: $711 per ounce gold and $50 per *lb* for uranium.

Costs

- The operation is currently in production;
- Mine life: 16 years;
- Mine life capital totals $251.32 million; and
- Average operating cash cost over the mine life is $3.44 per ton reclaimed.

Cash flow analysis

After taking into consideration the impact of the power situation, the undiscounted after-tax real cash flow totals $757 million over the mine life for the operation on a stand-alone basis. The total cash cost is $3.44 per reclaimed tonne. Working capital, revenue royalties, general and admin costs, rehabilitation net of scrap sale credits add a further $0.57 per tonne for a total production cost of $4.00 per tonne. The NPV at real discounts rates of 6.1%, 8%, and 9.9% is $473.07, $413.64 and $363.22 million respectively.

Sensitivity Analysis

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities;

- Total cash cost; and
- Capital costs.

The following table details the sensitivity analyses that were carried out using different parameters. Due to its marginality, grades do have a significant impact on the operations.

Exchange rate				
80%	**90%**	**100%**	**110%**	**120%**
264.55	347.65	413.60	467.81	512.98
Metal Price				
80%	**90%**	**100%**	**110%**	**120%**
211.64	312.89	413.60	514.59	615.57
Variable Cost				
80%	**90%**	**100%**	**110%**	**120%**
498.79	456.20	413.60	371.01	328.42
Capex				
80%	**90%**	**100%**	**110%**	**120%**
447.97	430.79	413.60	396.42	379.24

The NPV is most sensitive to metal prices, exchange rates and Capex, in that order. Due to large upfront expenditure on the plant and a relative short LOM, Capex also has an impact, although to a lesser extent than the economic factors.

CONCLUSIONS AND RECOMMENDATIONS

Minxcon have reviewed all the information and have made the following observations:-

- Previously, the Mineral Resources were estimated using the Central Limit Theorem. All the dams have subsequently undergone an in-depth geostatistical remodelling using Datamine® as the platform package. An in-house estimation programme was used for the geostatistical modelling, which is also used by a series of major mining companies. All the dams have been re-estimated according to sound geostatistical principals, which have verified the confidence levels applied to the Mineral Resource estimation. Simple and ordinary kriging methodologies were employed. The kriging method of Mineral Resource estimation is deemed appropriate for the style of mineralisation and is consistent with CIM guidelines;
- The preliminary assessment for the project published in May 2007 reflected the use of Pressure Leach technology. Since May 2007, significant test work has been undertaken, which is however not yet complete. Consequently, First Uranium has adopted a hybrid approach, which includes the initial use of proven Atmospheric Leach technology. The migration from Atmospheric Leaching to Pressure Leaching in the uranium plant in December 2009 is expected to reduce plant operating costs. In addition, the acid produced from the Pressure Leach circuit will positively impact the recovery of gold from the gold plant;
- The NPV of the Project is positive at US$413m and the IRR is 69.9%;
- The Projects economics are most sensitive to the gold and uranium prices, exchange rates and Capex
- The Life of Mine of the Project is estimated at 16 years; (includes 2008 depletion)
- No Inferred Mineral Resources were included in the economic analysis contained in this Technical Report. The Mineral Resources that were not converted to Mineral Reserves either do not have demonstrated economic viability, as illustrated by the COG calculations, or do not have sufficient information to confirm the gold and uranium grades; and
- The only additional work that is anticipated includes the work to be undertaken on the new tailings dam that will be built to accommodate the reprocessed tailings from the fifteen tailings dams included in this report. Both the design and construction elements are already covered within the existing budget.

The following Items are recommended for consideration as the Project moves forward:-

- Negotiations with the landowners to secure options for the land comprising the new tailings dam site need to be concluded;
- The pressure leach testwork for the design for the uranium processing plant must be finalised;
- Additional Drilling for sulphur grades to be undertaken so as to evaluate the sulphur grades in the dams, which will be utilized in the Acid Plant.

ITEM 5 - INTRODUCTION

ITEM 5 (A) - TERMS OF REFERENCE

Minxcon (Pty) Ltd ("Minxcon") was commissioned by First Uranium Corporation ("First Uranium", "FIU" or the "Corporation")) to compile an updated Technical Report on the Mine Waste Solutions ("MWS") Tailings Recovery Project ("the Project"), located near the town of Stilfontein, North West Province, South Africa.

The Project now comprises fourteen tailings dams, twelve of which originated from the processing of material from the Buffelsfontein Gold Mines Limited ("BGM") (formerly the Buffelsfontein and Hartebeestfontein Underground Gold Mines), and two Mine Waste Solutions (Pty) Ltd ("MWS") tailings dams, which originated from the processing of material from the now defunct Stilfontein Gold Mine ("SGM"), as well as a gold recovery plant on the MWS site, which is situated near the currently operating BGM Underground Mine and which is currently recovering gold from the tailings. The entire project, comprising all fourteen tailings dams, is herein referred to as the Project. The twelve dams comprising the OLD Buffelsfontein Tailings Recovery Project include the following:-

- Buffels 2, 3, 4 and 5, collectively known as the Buffels Dams;
- Harties 1, 2, 5, 6 and 7; and
- Flanagan, Ellaton and NKGE

} Collectively known as the Harties Dams

The two MWS dams that now form part of the Project include MWS 4 and 5 dams. MWS 2 dam has been completely mined out since the submission of the previous Technical Report.

Minxcon comprehensively reviewed all of the critical issues during the discussions held with the relevant First Uranium managers and personnel.

ITEM 5 (B) - PURPOSE OF THE REPORT

This report will serve as a technical report to inform investors of the developments that have taken place since the release of the previous Technical Report on the Project in February 2008 (effective date of the report was 1 November 2007).

The report is compliant with the specifications embodied in Standards of Disclosure for Mineral Projects as set out by the Canadian Code for reporting of Resources and Reserves - National Instrument 43-101 (Standards of Disclosure for Mineral Projects), Form 43-101F1 and the Companion Policy Document 43-101CP ("NI 43 101").

ITEM 5 (C) - SOURCES OF INFORMATION

The following sources of information were used to compile this report, including:-

- Environmental - GCS and FUSA;
- Legal - First Uranium Corporation and GCS;
- Acid Plant - FUSA;
- Power Generation - FUSA;
- Mineral Resources and Mineral Reserves - Minxcon;
- Capital and Operating Cost of Plant - EHL consultants and MDM; and
- Cash flow Model -Minxcon.

ITEM 5 (D) - QUALIFIED PERSONS PERSONAL INSPECTION OF THE PROJECT

Minxcon is an independent advisory company. Its consultants have had extensive experience in preparing technical and economic advisors' and valuation reports for mining and exploration companies. Neither Minxcon nor its staff have any interest capable of affecting its ability to give a fair opinion, and will not receive any pecuniary or other benefits in connection with this assignment, other than normal consulting fees. The authors of this report are members in good standing of appropriate professional institutions. The qualifications and professional registrations of the qualified persons who have contributed to this evaluation are provided at the end of this report. The following persons are qualified persons, as defined in SAMREC and NI 43-101, and responsible for the preparation of the report:-

Geology and Evaluation - Charles Muller (Director Minxcon): B.Sc Hons (Geol), Pr. Sci. Nat.400201/04
Charles has a wealth of knowledge in the field of geology and mineral resource evaluation. Charles is an expert in data processing, ore-body modelling and mineral resource evaluation using Datamine ™, as well as the other major computer packages aimed at the minerals industry. During his 24 years in the mining industry, he has gained extensive experience in the fields of sedimentology, gold exploration and target generation of gold, platinum, diamonds, coal and base metal projects. His skills in software development, customizing data systems and integration of databases are widely recognised in the mining industry. Charles has been involved with the modelling and geostatistical evaluation of various ore-bodies across the globe. He has presented papers on ore resource evaluation at international venues and has a number of publications to his credit.

Mineral Reserves - Daan v Heerden (Director Minxcon): B.Sc. (Min. Eng.), M.Comm. (Bus. Admin.), ECSA Reg. No.20050318, FSAIMM Reg. No.37309. 4.
Daan has worked as a Mining Engineer for a total of 23 years and has obtained significant experience in managing mining operations in South Africa and abroad, both underground and open cast, for world-class major mining and for junior mining companies. He also has extensive experience in new business development locally and internationally being responsible for such activities for two major mining companies, one focused on gold and the other platinum. He also made significant contributions in the areas of Mineral Reserve Management and Mine Services Management, with the purpose of improved mining productivity and reduced operating cost.

Financial Analysis - Johan Odendaal (Director Minxcon): B.Sc. (Geol), B.Sc. Hons (Min. Econ.), M.Sc. (Min. Eng.), Pr. Sci. Nat. Reg. No. 400024/04, FSAIMM Reg. No. 702615, MGSSA No. 965119, MAusIMM Reg. No. 220813, IAS.
Johan has worked as a Geoscientist for a total of 22 years. He was actively involved in advising mining companies and investment bankers on corporate related issues. As a rated mining analyst he became a globally recognized industry valuation specialist.

Compliance and Reporting - Heidi Sternberg (Minxcon Mineral Project Analyst): B.Sc. Hons (Geol), GDE, Pr. Sci. Nat. Reg. No. 400113/05, MSAIMM Reg. No.702754 , MGSSA Reg. No. 964804.
Heidi began her career as a geologist, working on a deep level gold mine in South Africa, after which she joined a Mining Consultancy Company where she worked for four years, which included compilation of documentation including due diligence, technical and competent persons' reports covering a wide range of commodities located in several countries. She specializes in the compilation and writing of documentation for mineral companies required for both local and international stock exchanges.

The authors of this report visited the operation on numerous occasions during 2007 and January 2008 and are familiar with all aspects of the Project.

ITEM 6 - RELIANCE ON OTHER EXPERTS

Minxcon independently re-estimated the Mineral Resource estimates of all the tailings dams, and more recently re-estimated the Mineral Resources of the Buffels 2 tailings dam. All remaining Mineral Resources have not been changed since the release of the previous Technical Report

With regard to the legal information, Minxcon has relied on First Uranium for information included in this Technical Report. No independent research regarding the property title to the twelve Buffels and Harties and three MWS dams, or prospecting or mining rights of the Project has been undertaken on the project.

All the environmental information included in this report has been sourced from the Environmental Management Programme Reports and Closure Cost Estimate Reports, compiled by Groundwater Consulting Services (Pty) Ltd or Envirogreen Consulting (Pty) Ltd.

The financial analysis was conducted by Minxcon, who relied on Capex and Opex costs supplied by FUSA (who in turn, contracted EHL Consultants and MDM to conduct studies on the Acid and Power plants).

Minxcon has scrutinized all the information provided by these companies and is satisfied that the information is sound and reliable, and could be used in the estimation of the Mineral Reserves that were used in the economic evaluation of the Project.

ITEM 7 - PROPERTY DESCRIPTION AND LOCATION

The Project is located in the western portion of the Witwatersrand Basin, some 160km from Johannesburg approximately 8km from the town of Klerksdorp at Stilfontein in the North West Province, Republic of South Africa.

The location of the fourteen tailings dams that will be recovered is illustrated in Figure 2. The operations are situated on portions of the farms Stilfontein 408IP (MWS 4 and 5 Dams and Plant), Buffelsfontein 443 IP (Buffels 1, 2, 3 and 4 Dams), Mapaiskraal 441 IP (Buffels 5 Dam), Zandpan 423 IP (Harties 1, 2, 5 and 6 Dams), Townlands 424 IP (Harties 7, NKGE and Flanagan Dams) and Strathmore 436 IP (Ellaton Dam). Only the Buffels 1 dam has not been evaluated, as it is currently being used to deposit the tailings produced from BGM.

The MWS operations involve the hydraulic mining of old tailings dams, pumping the slurry to a CIL plant at a rate of 536ktpm (March 2008), to be increased as soon as possible to 633ktpm, and then depositing the treated tailings onto MWS Dam 5. Water for the operations is obtained from Margaret shaft dewatering. The hydraulic mining and the management of the MWS tailings dam is undertaken by Fraser Alexander Tailings (Proprietary) Limited ("Fraser Alexander") on contract to MWS. Fraser Alexander is also responsible for the rehabilitation of the footprint of the mined tailings dams and the closure of the resulting tailings dams from the retreatment process.

The construction of an acid plant and a power generating plant is also planned for the operation although the acid plant will be an independent project from which MWS will purchase acid. The location of these two plants is illustrated graphically in Figure 3.

Figure 1: Location of the Project Area

Location of the Project Area


Zimbabwe
N
Botswana
Mozambique
Namibia
Project Area
Nelspruit
Pretoria
Maputo
Johannesburg
Swaziland
Klerksdorp
Piet Retief
Uppington
Harrismith
Richard's Bay
Kimberley
Bloemfontein
Pietermaritzburg
Lesotho
Springbok
Durban
South Africa
Colesburg
Port Shepstone
Middleburg
Umtata
Atlantic Ocean
Beaufort West
Indian Ocean
Vredenburg
East London
Cape Town
George
Port Elizabeth
Kynana
Scale
0
500 km
Minxcon

Figure 2: Location of Tailings Dams

Location of Tailings Dams


N
Palmietfontein 403 IP
MWS 4
MWS 5
Stilfontein408 IP
MWS 2
KLERKSDORP
STILFONTEIN
Wildebeestpan 442 IP
Townlands of Klerksdorp 424 IP
Zandpan 423 IP
HARTEBEESTFONTEIN SECTION
Hartebeestfontein 422 IP
FLANAGAN
H6
H5
H1
H2
SITE 3
NKGE
BUFFELSFONTEIN SECTION
ELATON
B2
B1
B5
B3
B4
Buffelsfontein 443 IP
SCALE
0
North West Province
Free State Province
LEGEND
Slimes Dam (unmined)
Slimes Dam (Currently Mining)
Slimes Dam (Mined out)
River
Road
Town
Farm Boundary
New Tailings Dam Site 3
BGM Lease Area
Plant Site
Minxcon

Figure 3: Location of the Acid and Power Plants


Proposed location of the Acid and Power Plants
Proposed Site for Power Generation Plant
Location of Uranium Plant (currently being constructed)
Proposed Site for Acid Plant
Minxcon

ITEM 7 (A) AND (B) - EXTENT AND LOCATION OF THE PROPERTY

The Project is located on portions of the farms Stilfontein 408IP, Buffelsfontein 443 IP, Mapaiskraal 441 IP, Zandpan 423 IP, Townlands of Klerksdorp 424 IP and Strathmore 436 IP, surrounding the town of Stilfontein, North West Province, South Africa (Figure 1 and Figure 2). The project is centred around the following coordinates:-

- 26° 50' S
- 26° 47' E

The area is relatively flat lying, and the elevation varies between 1,330m above mean sea level ("mamsl") and 1,350mamsl.

The tailings dams are scattered over an area that stretches approximately 13.5km north-south and 14km east-west. The footprints of the fourteen tailings dams cover an area of approximately 1,100ha.

ITEM 7 (C) AND (D) - LEGAL ASPECTS AND TENURE

South Africa has a complex system of mineral tenure, with all old order rights having to be converted to new order rights under the new regulations of the Mineral and Petroleum Resources Development Act ("MPRDA") by 2009. The entire system of South African Tenure over minerals is detailed in Item 22 of this report. The Project extends across portions of the following farms:-

- Stilfontein 408IP (MWS 2, 4 and 5 Dams and Plant),
- Buffelsfontein 443 IP (Buffels 1, 2, 3 and 4 Dams),
- Mapaiskraal 441 IP (Buffels 5 Dam),
- Zandpan 423 IP (Harties 1, 2, 5 and 6 Dams),
- Townlands 424 IP (Harties 7, NKGE and Flanagan Dams) and

- Strathmore 436 IP (Ellaton Dam).

A summary of the legal aspects and tenure relating to these areas is detailed in the table below:-

Table 1: Legal Tenure of the Dumps

Type of Right/Application	Dumps Applicable	Mineral	Company	Ref No.	Status	Expiry Date	Comment
Old Order Mining Licence	All except Flanagan, Ellaton, NKGE	Gold	BGM	ML83	Valid	30 April 2009	Being converted to New Order Mining Right
New Order Prospecting Right	All except Flanagan, NKGE	Uranium, REE & Sulphur (in Pyrite)	BGM	1488PR	Valid		
New Order Prospecting Right Application	Flanagan, NKGE Ellaton	Gold, Uranium, Pyrite	MWS	1872PR	Awaiting Granting	Will be 3 Years from Granting	Expected to be granted in May 2008
New Order Mining Right Application	All	Gold, Uranium, Pyrite	MWS	364MR	Not yet Submitted	Will be 30 years from Granting	Expected to be submitted in May 2008

BGM currently holds an old order Mining Licence in respect of mining gold at the BGM Underground Mine but not for the mining of the gold and uranium in the Harties and Buffels dumps. On June 4, 2007, the DME granted to BGM a new order Prospecting Right with respect to uranium and other minerals in the Buffels property and tailings dumps, subject to certain conditions which BGM expects to satisfy in due course.

BGM has also filed with the DME an application to convert its old order Mining Licence for Buffels into a new order Mining Right (BGM's old order Mining Licence will expire if application to convert it to a new order Right is not made by April 30, 2009). If and when this conversion application is approved, BGM intends to file with the DME one or more applications (which, together with the foregoing conversion application, are collectively referred to herein as the "Buffelsfontein Conversion Application") to:

(i) amend, with effect from the date of conversion, the new order Mining Right to include the authority to mine for uranium underground and for gold, uranium and other minerals in respect of the tailings;

(ii) divide the new order Mining Right, if granted, into two separate new order mining rights – one in respect of the mining for gold, uranium and other minerals at the BGM Underground Mine and the other (the "Buffelsfontein Tailings Mining Right") to be registered in the name of MWS in respect of the mining of the gold, uranium and other minerals in the MWS Tailings dumps; and

(iii) cede the Buffelsfontein Tailings Mining Right, if granted, to MWS.

Pursuant to an agreement (the "Buffelsfontein Tailings and Rights Agreement") dated December 20, 2006 between FUSA, BGM and Simmer & Jack:

(i) BGM covenanted to take all necessary steps to obtain all ministerial approvals for the items requested in the Buffelsfontein Conversion Application in order to effect the transfer of the Buffelsfontein Tailings Mining Right to FUSA as soon as possible;

(ii) BGM agreed to sell to FUSA, upon FUSA's receipt of the Buffelsfontein Tailings Mining Right, the Buffels and Harties tailings dumps and grant to FUSA a right to the tailings arising from BGM's ongoing mining operations at the BGM Underground Mine; and

(iii) BGM will grant a servitude to FUSA for access and egress to BGM's Buffelsfontein property to enable FUSA, its employees, consultants, agents and subcontractors access to the property. For the above mentioned rights, FUSA was required to

    (i) pay a nominal consideration of $13.50 to BGM

(ii) assume the rehabilitation obligation relating to the dams, and

(iii) pay to BGM, a 1% royalty plus value-added tax of the gross revenue accrued by FUSA from the sale of uranium, gold, and any other minerals recovered from the tailings.

When the FUSA acquired MWS in June 2007, the Corporation acquired an existing operating gold mine tailings re-processing facility and an historic uranium plant, adjacent to the Buffels property. The Corporation changed its plans for the Buffels Tailings Recovery Project (now called MWS Tailings Recovery Project) such that the historical and future tailings from the BGM mine would be transported to the MWS site and processed through the existing gold plant, and subject to their commissioning, through the planned uranium recovery plant and additional gold recovery facilities. The original agreement between FUSA, Simmers and BGM was terminated and a new agreement entered into between MWS, BGM and Simmers, that reflects the changed plans, on materially similar terms to the original agreement. MWS has indemnified BGM against any tax liability incurred by BGM from the sale recorded in the new agreement on the basis that MWS has no liability unless the amount of any claim exceeds $2 million and then only in respect of any amounts in excess of $2 million.

Freehold - MWS

The freehold held by MWS is summarised in the following table:-

Table 2: MWS Freehold

Farm Name	Portion Number	Area (ha)	Title Deed No.
Hartebeestfontein 422 IP	Re of Ptn 24	174.2967	T 18439/2005
Stilfontein 408 IP	Re of Ptn 21	97.0936	T 18439/2005
Stilfontein 408 IP	Re of Ptn 30	88.1534	T 18439/2005
Stilfontein 408 IP	Re of Ptn 33	18.2680	T 18439/2005
Stilfontein 408 IP	Re of Ptn 31	118.8037	T 18439/2005
Stilfontein 408 IP	Re of Ptn 10	272.7024	T 18439/2005
Stilfontein 408 IP	Re of Ptn 66	254.7884	T 18439/2005
Stilfontein 408 IP	Re of Ptn 49	39.2994	T 18439/2005
Stilfontein 408 IP	Re of Ptn 48	109.1917	T 18439/2005
Stilfontein 408 IP	Re of Ptn 15	189.2577	T 18439/2005
Stilfontein Ext 3 408 IP	ERF 3678	0.1379	T 2026/1994

The three MWS dams overlie this freehold. Minxcon has independently verified that these rights are held by Chemwes, a wholly-owned subsidiary of MWS.

Surface Right Permits - Buffels

The following table details the surface right permits ("SRP") held by BGM:-

Table 3: Surface Right Permits held by Buffels

Tailings Dam	Reference	Permit	RMT Plan	Nature of Right	Area Covered
Buffels 2, Buffels 3,	97	95/73	0.198/72	Slimes Dams, Reticulated	Unspecified
Buffels 5	95	10/74	0.82/73	Slimes Dam	Unspecified
Harties 1, Harties 2 (Ptn of)	14	C7/59	SR 398	Slimes Dam, Pipe Lines	218.9490
Harties 2 (remainder of)	57	69/82	063/82	Extension to Slimes Dam	19.0093
Harties 7	8	C19/64	743	Slimes Dam	40.7257
Harties 5, Harties 6	19	52/73	03/73	Area for Slimes Dam	157.2875
Unused	42	8/99	010/95	Slimes Dam	165.6564

Maps for the above surface rights were received by Minxcon and the location of the surface rights was checked to ensure that they did in fact correspond with the relevant slimes dams.

The following table was received from First Uranium and lists the surface right permits ("SRP") that are held over the farm Klerksdorp Townlands 424 IP, on which Flanagan and NKGE dams are located.

The table did not have an accompanying map, so the location of these surface right permits was not validated.

Table 4: Surface Right Permits held by Buffels

FARM	MINING RIGHT DESCRIPTION	RMT NO.	REMARKS
Klerksdorp Townlands 424 IP	Portion of SRP C2/1936 and a portion of SRP C4/1935, Surface Right Permit, C18, 1953, SRP, C10/1940, SRP C2/1940, SRP t C19/1942, SRP C4/1941	701, 702, 217, 62, 53,102, 67	Acquired from Avgold and GFL Deed of Transfer No. 31/2001
	SRP C3/1940 for the purpose of two UG electric cables, overhead electric lighting line, two water pipelines and extension to slimes dam with fencing	53	
	SRP C20/1942 for the purpose of a slimes dam with fencing	102	
	SRP C1/1950 for the purpose of compound for the housing of persons employed by the permit holder in its mining activities, overhead electric power line, water pipeline.	146	
	SRP C16/1951 in respect of extension of compound for the housing of persons employed by the permit holder.	156	
	Portion of SRP C2/1936 for the purpose of slimes dam with fencing	50 & 701	
	SRP C4/1935 for the purpose of shaft equipment with fencing.	702	

Once the Prospecting Right has been granted by the DME (which is expected to take place in May 2008), these surface rights issues will no longer be relevant.

Water Licence - Buffels

Buffels does not require a water licence as water for the mining operations will be bought from the Margaret Shaft.

Water Licence - MWS

MWS holds a valid water licence (No. 23050323). This licence is valid until 20 October 2008.

Certificate of Registration (Nuclear Regulator) - Buffels and MWS

MWS hold a Certificate of Registration under the National Nuclear Regulator Act, 47 of 1999 ("CoR"). This Act establishes and empowers the National Nuclear Regulator. The main object of the Regulator is to provide for the protection of persons, property and environment against nuclear damage through the establishment of safety standards and regulatory practices. A CoR is required to operate a uranium recovery processing operation. MWS has been issued a Certificate of Registration (CoR 36) dated July 3, 2003, which authorizes MWS to operate a nuclear facility (as defined). Fourteen procedures have been identified and the required documentation approved. When the additional plant is built, additional procedures will have to be identified and also approved. Application will be made to extend this CoR to include the BGM existing tailings dams and the tailings from the BGM Underground Mine. Concurrently, an application will be made to exclude those areas from the CoR issued to BGM, subject to the extension of the CoR issued to MWS.

ITEM 7 (E) - PROPERTY BOUNDARIES AND SURVEY CERTIFICATES

The tailings dam boundaries were surveyed by TM Surveys during the latter part of 2007 and early 2008 and these surveys were used to calculate the volumes of the individual tailings dams. The survey points were received from Mr Iain Davidson, an independent consultant to First Uranium, in .csv format, which was imported into Datamine® to create the DTMs.

The farms Stilfontein 408 IP, (MWS 4 and 5 Dams and Plant), Buffelsfontein 443 IP (Buffels 1, 2, 3 and 4 Dams), Mapaiskraal 441 IP (Buffels 5 Dam), Zandpan 423 IP (Harties 1, 2, 5 and 6 Dams), Townlands 424 IP (Harties 7, NKGE and Flanagan Dams) and Strathmore 436 (Ellaton Dam) are registered with the Deeds Office (RSA), North West Province.

The farms can be located on Government 1:50,000 Topo-cadastral sheets 2626DC Klerksdorp (4th Edition) and 2626DD Stilfontein (4th Edition), which are published by the Chief Directorate, Surveys and Mapping (Private Bag X10, Mowbray 7705, RSA, Phone: +27 21 658 4300, Fax: +27 21 689 1351 or e-mail: cdsm@sli.wcape.gov.za). The central coordinates (WGS84) are 26°47'00'' (E) and 26°50'00''(S).

ITEM 7 (F) - LOCATION OF RESOURCES, RESERVES AND MINE INFRASTRUCTURE

Location of Resources and Reserves

All the Mineral Resources have been quoted as inclusive of the Mineral Reserves. All the Resources and Reserves are located on surface. The Resources and Reserves are all contained in the tailings dams, as illustrated in Figure 2.

General Mine Infrastructure

Extensive mine infrastructure exists in the Project area with a network of roads, electrical power lines and small towns. The Project will be mostly undertaken on the surface of the current BGM underground mining operation, with only the MWS, Ellaton, Flanagan and NKGE dams lying outside of the BGM boundary. There is ample space available for the required works.

The current processing plant, which is currently only extracting gold, is located south of the N12 national road, and to the east of the town of Stilfontein, as illustrated in Figure 2.

A current site for the new tailings dam, which will have a footprint of approximately 1,200ha, is in the process of being finalised (Figure 2).

Water

Drinking water is sourced from a municipal water source. Water used for mining of the dams, is currently sourced from the pumping of water from the defunct Margaret Shaft. This pumping, at a rate of 40Ml/d, is undertaken via an agreement between Simmers, Harmony Gold Mining Company and Anglovaal Mining Limited.

BGM has five surface boreholes which could also be used in the future as a possible water source. This will be a cheaper option than the water from the Margaret Shaft; however the use of this water is yet to be approved by DWAF.

Acid Plant

The acid plant (which will be owned and operated as a separate business from the MWS Project) will be located adjacent to the MWS uranium plant, which is currently under construction. The location of this plant is illustrated in Figure 3.

Subsequent to the end of Q4 2008, First Uranium approved a plan to build an acid plant at MWS to secure a low-cost supply of sulphuric acid, a necessary re-agent for the production of uranium, from the sulphur within the tailings dams already being processed.

As announced during April 2008, the Corporation plans to purchase and install an "off the shelf" acid plant to produce sulphuric acid to reduce the future costs and secure supply of acid required for its two uranium and gold mining projects in South Africa, the Ezulwini Mine and the MWS Project. At a projected cost of $124 million, the acid plant will be installed at MWS. Based on an analysis of pyrite feed-stock potential from the MWS tailings dams, a preliminary technical assessment and a recent market analysis, the Corporation expects that it will take nineteen months to procure and commission the acid plant with anticipated production beginning in January 2010.

The Corporation has secured its initial requirements for sulphuric acid in a market where acid supplies remain very tight. The Corporation anticipates significant acid price increases that are expected to continue in the medium term, as acid prices are closely related to the market for sulphur which is also indicating tight supply and significant price increases.

Once the acid plant is completed, the Corporation will direct all of the pyrite currently produced as waste at the MWS tailings plant to the acid plant for the production of sulphuric acid, which will eliminate the need to source acid from third-party vendors. Since the planned production of the acid would be more than sufficient to supply both Ezulwini's and MWS's projected acid requirements, excess acid could be sold into the market at the then prevailing market rates. In addition, as the production of acid in the plant will be an exothermic reaction, there is the opportunity to generate a by-product of approximately four megawatts of power, which will be available to augment the power supply to Ezulwini and MWS.

Power Generators

The location of the power generators to be constructed in the future, will be located adjacent and to the north of the uranium plant. The location of this plant is illustrated in Figure 3.

ITEM 7 (G) - ROYALTIES AND PAYMENTS

Royalty Bill

The National Treasury released the third draft of the Mineral and Petroleum Resources Royalty Bill, for a final round of public comment and parliamentary review. The tax base for the mineral and petroleum resources royalty regime as defined in both the first and second draft Bills was gross sales. In the latest draft of the Bill, gross sales are confirmed as the tax base, but it also takes into account the process of beneficiation. In general beneficiation expenses in the gold industry relate to smelting, refining, and processing.

In addition to a revised tax base the royalty rates have also been reviewed. Both the previous draft Bills incorporated specific, but differential royalty rates for the various minerals. In the second draft Bill the specific royalty rates were reduced and, in addition, dual royalty rates were introduced for certain minerals (with a lower rate for refined minerals). The new royalty rate structure will be based on a formula that takes into account the profitability of company. The royalty rate will be equal to:-

$$\text{Royalty rate} = \frac{\text{EBITDA} \times 100}{\text{Gross sales for the assessment period} \times 12.5}$$

Details of the royalties that will be payable by FUSA are detailed in the Economic Evaluation Section.

Pursuant to the Buffelsfontein Tailings and Rights Agreement, MWS has agreed to:-

(i) pay a nominal consideration of $13.50 to BGM

(ii) assume the rehabilitation obligation relating to the dams, and

(iii) pay to BGM, a 1% royalty plus value-added tax of the gross revenue accrued by MWS from the sale of uranium, gold, and any other minerals recovered from the tailings.

BGM will be responsible for any tax that may be assessed under the Buffelsfontein Tailings and Rights Agreement, up to $2 million. If such tax exceeds that amount, then BGM will pay any such tax pursuant to the agreement but the royalty will be adjusted accordingly in order that BGM incurs a net tax cost of no more than $2 million.

Simmers is party to a loan agreement (the Aberdeen Loan Agreement) with Aberdeen International Inc. (Aberdeen) dated March 30, 2006 pursuant to which Aberdeen provided to Simmers a loan facility in the amount of up to US$10 million in respect of the financing of Simmers' acquisition of Buffels. As part of the consideration for the facility, Simmers granted to Aberdeen a net smelter royalty on all of the mineral gold assets held by Simmers through Buffels. This royalty will continue until the loan is repaid to Aberdeen, which is expected to occur by December 31, 2008 (unless extended by Simmers to December 31, 2010). The economic analysis included in this report assumes no extension by Simmers of the loan facility from the Buffelsfontein Project.

This royalty will be applicable to any gold produced by FUSA pursuant to the Buffelsfontein Project and will continue until the loan is repaid to Aberdeen, which is expected to occur by December 31, 2008 (unless extended by Simmers to December 31, 2010). In addition, pursuant to the Aberdeen Loan Agreement, Aberdeen has the sole option, at any time following the one year anniversary of the first advance thereunder, to convert the amount of the facility outstanding at that time into ordinary shares of Simmers at a conversion rate of R0.80, subject to the approval of Simmers' shareholders. In the event that such shareholder approval is not obtained within a reasonable period of time, Aberdeen shall be entitled to a 1.0% net smelter royalty in perpetuity on gold produced by properties held by BGM, including the Buffelsfontein Tailings Reclamation Project, (excluding the MWS dams).

The economic analysis included in this report assumes no extension by Simmers of the loan facility and, therefore, an ongoing net smelter royalty ("NSR") after 2008 of 1.0% on gold produced from the Project, excluding gold produced from the MWS tailings reprocessing. The following table illustrates the application of the NSR in respect of the BGM and Aberdeen Agreements:-

Table 5: NSR in respect of the BGM and Aberdeen Agreements

Tailings Dams	BGM Royalty Applicable	Aberdeen Royalty Applicable
Buffels and Harties Dams	Gold and Uranium	Gold Only
MWS Dams	Gold and Uranium	NA

ITEM 7 (H) - ENVIRONMENTAL LIABILITIES

<u>Buffels and Harties Dams</u>

GCS compiled an amended Closure Cost Estimate Report in October 2007. The amounts, which have been extracted from the report pertaining only to the relevant tailings dams, are detailed in the table below:-

Table 6: Summary of Outstanding BGM Environmental Liabilities (for Tailings Dams only)

Liability/Trust Fund	Amount (ZAR)
Buffels 2, 3, 4 and 5 Dams	81,081,170
Harties 1, 2, 5, 6 and 7 Dams	42,242,745
Harties -Ellaton, -Flanagan, -NKGE	3,768,840
Total Liability (Tailings dams)	**127,092,756**
Amount currently available in Trust Fund	0
Variance	-127,092,756

Note: Amounts include P&G's, a 10% contingency and 14% VAT
Due to rounding, amounts may not add up
An amount of ZAR0 has been indicated as being available in the trust fund, as this obligation to fund the trust will be the responsibility of MWS.

The liability, detailed in the table above, is only valid for the dams if they are not mined. A new EMP and Closure Cost Assessment will be undertaken by GCS once the new Mining Right has been accepted by the DME, which will take into consideration the reprocessing of the tailings dams. The amount for the rehabilitation of the remaining footprints, after the dams have been reprocessed, is expected to be considerably less than the amount detailed in the table above.

MWS

MWS have an approved Environmental Management Program Report ("EMPR"), which was completed in November 2001 and officially signed off by the DME on 9 March 2003. The report was compiled by Envirogreen Consulting and only covers the reprocessing of the MWS 2 dam, which is currently being rehabilitated.

An independent Closure Programme was also compiled in addition to the EMPR, which covered the rehabilitation of the MWS 2 dam footprint, the disturbed land to the east of MWS 2 dam, as well as the area to the south of the N12 national road, which liability was also the responsibility of MWS.

The following table details the amounts that have been estimated to complete the rehabilitation of the MWS areas, as well as the amount currently in the SGM Rehabilitation and Closure Trust Fund:-

Table 7: Summary of Outstanding MWS Environmental Liabilities as at 1 November 2007

Liability/Trust Fund	Amount (ZAR)
Rehabilitation Liability for area North of N12	7,282,267
Rehabilitation Liability for area South of N12	6,861,208
Total outstanding Liability	**14,143,475**
Amount currently available in Trust Fund	15,906,410
Variance	**1,762,935**

Summary of Environmental Liabilities

MWS submitted a new Mining Right application to the DME in December 2007 in respect of gold (which was rejected) followed by an amended Mining Right Application in February 2008. The Mining Right Application is going to be resubmitted in May 2008 and it will cover all the tailings dams. If it is accepted by the DME, GCS will compile a Scoping Report in conjunction with a Public Participation, which will then be reviewed by the DME. GCS will then have 120 days in which to complete an Environmental Impact assessment.

Should the transfer of these dams to MWS be successful, all liabilities, environmental responsibilities and closure cost liabilities will be transferred to MWS and removed from BGM.

The DCF makes allowance for monies to be contributed to the Environmental Trust Fund (to cover all the tailings dams), from 2009 up to and including 2021, amounting to R217,650,964.

This amount will be amended if the updated MWS Closure Cost Assessment, which will cover the rehabilitation of all the tailings dams, is greater than, or less than, the amount catered for in the DCF.

ITEM 7 (I) - PERMITS TO CONDUCT WORK

See Item 7 (c) and (d).

ITEM 8 - ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ITEM 8 (A) - TOPOGRAPHY, ELEVATION AND VEGETATION

The surface topography over the area is characterized by moderately undulating plains. The area is relatively flat lying, and the elevation varies between 1,330mamsl and 1,350mamsl.

The area has been highly disturbed by mining and the current vegetation types are dominated by grasslands and areas of secondary reeds, which are associated with areas surrounding the tailings dams or areas where the natural drainage has been restricted by mining access.

ITEM 8 (B) - ACCESS

The BGM and MWS properties, on which the tailings dams are located, are adjacent to each other and are located some 160km south west of Johannesburg. The mine is easily accessible via the N12 national road from Johannesburg. A large network of roads exists between the tailings dams and all the dams are easily accessible via either paved roads or gravel roads in good condition.

ITEM 8 (C) - POPULATION CENTRES

The Project is located in the vicinity of the town of Stilfontein, which is approximately 8km east of Klerksdorp. The area has a long history of gold mining and mine suppliers and contractors are readily available locally. Experienced and general labour is also available in the Project area.

ITEM 8 (D) - CLIMATE AND OPERATIONAL SEASON

The climate in the area is typical of the Highveld of South Africa, with mild winters and warm to hot summers. Temperatures average approximately 30°C in summer and approximately 18°C in winter.

The area falls within a summer rainfall area, with the highest rainfall recorded in January. The annual rainfall recorded is in the region of 625mm. Mining operations can generally continue throughout the year, however heavy rain storms do have the potential to hinder the mining operations. During the past four years however, mining has only been suspended due to adverse weather conditions, for a total of approximately 72 hours.

ITEM 8 (E) - MINING INFRASTRUCTURE

There is extensive existing infrastructure in the Project area with a network of roads, electrical power lines and small towns. General mining infrastructure is detailed in Item 7 (f) in this report.

ITEM 9 - HISTORY

ITEM 9 (A) - PRIOR OWNERSHIP

BGM

BGM consists of the Buffelsfontein Mine (also referred to as the South Division) and the Hartebeestfontein Mine (now known as the North Division). The Buffelsfontein Mine commenced production in 1954, while production at Hartebeestfontein commenced a year later. Randgold & Exploration Company Limited bought Buffelsfontein Mine from Mining House Gencor and, in September 1997, Durban Roodepoort Deep Group ("DRD") was formed when Durban Roodepoort Deep Limited merged with Blyvooruitzicht Gold Mining Company Limited and Buffelsfontein Gold Mines Limited. In August 1999, DRD bought the Hartebeestfontein mining business from the Anglovaal stable and incorporated it into BGM.

DRD's northwest operations (Buffelsfontein and Hartebeestfontein) were placed under provisional liquidation on March 22, 2005, following continued financial losses and a massive earthquake on March 9, 2005, which caused damage to the No 5 shaft.

In October 2005, Simmers purchased BGM (formerly DRD Gold's North West Operations), comprising the Buffelsfontein and Hartebeestfontein underground mines and the tailings dams, out of provisional liquidation (the Buffelsfontein Liquidation Acquisition). The total acquisition cost was approximately $13.5 million, consisting of a purchase price of $6.1 million, $4.4 million in restart costs, as well as holding costs of $4.1 million incurred while operating as the preferred bidder on behalf of the provisional liquidators. Simmers shortly thereafter recommenced mining operations at the BGM Underground Mine and the production of gold in the gold plant. Both of the Buffelsfontein Mine and the Hartebeestfontein Mine have produced gold and uranium over periods of the mine life. The uranium plants were closed when the price dropped in the mid-1990s. Both uranium plants were decommissioned and demolished.

The ongoing production activity by BGM and its predecessors has generated a significant amount of underground development and ongoing exploration. The BGM Underground Mine is planned to produce at a rate of approximately 90,000tpm until approximately 2030, after which only a tail off production is forecast to remain. While the Buffelsfontein property has a history of production, it is mostly from primary processing and not from the reclaiming and reprocessing of slimes. However, there have been some successful tailings reprocessing operations in the area, including the Chemwes operation, now held by MWS, on the Stilfontein tailings.

FUSA entered into the Buffelsfontein Tailings and Rights Agreement with BGM and Simmers pursuant to which, among other things:-

1. BGM has covenanted to take all necessary steps to obtain all ministerial approvals required for the items requested in the Buffelsfontein Conversion Application in order to effect the transfer of the Buffelsfontein Tailings Mining Right to FUSA as soon as possible;
2. BGM has agreed to sell to FUSA upon FUSA's receipt of the Buffelsfontein Tailings Mining Right, the Buffelsfontein and Hartebeestfontein tailings dumps as well as certain property required for construction of the proposed processing plants, and grant to FUSA a right to the tailings arising from BGM's ongoing mining operations at the BGM Underground mine; and
3. BGM will grant a servitude to FUSA for access and egress to BGM's Buffelsfontein property to enable FUSA, its employees, consultants, agents and subcontractors access for purposes of constructing, servicing and operating the uranium and gold processing plants and tailings pipelines to be built by FUSA.

MWS

MWS was established in 1999 to effect sustainable environmental remediation while, at the same time, reclaiming and reprocessing mine tailings and other waste materials. MWS purchased the shares of Chemwes in 2003 as the inaugural project for the reprocessing of tailings. Chemwes is a wholly owned subsidiary of MWS. MWS holds the surface sources produced by SGM, neighbouring the BGM Underground Mine.

The Chemwes operation commenced as a uranium recovery operation based upon the SGM. SGM commenced operations as a gold mine in 1952 and had a primary uranium processing operation from 1953 to 1961. In the 1970s, the price of uranium rose and the recovery of uranium from the SGM tailings (and other tailings in the area) was investigated. Following laboratory test work, the Chemwes uranium plant was commissioned in mid-1979 and operated until 1989, processing 29.4Mt of tailings and recovering 4,560t of U_3O_8.

Following the MWS purchase of Chemwes, the plant was converted to a gold tailings treatment plant and commenced operations in 2003. To-date, the Chemwes operation has produced 12.44t of gold from 26.98Mt of material at an average grade of 0.461g/t. No uranium has been extracted from the tailings material, which are likely to be reprocessed at a later stage for uranium.

The mining of MWS 2 dam is complete, leaving only the MWS 4 and 5 dams still to be processed.

FUSA entered into a purchase agreement in April 2007 with the shareholders of MWS to acquire MWS and the underlying assets, including MWS 4 and 5 Dams and the operating processing plant, to provide a fast track approach for the processing of the tailings dams from BGM for the recovery of gold and uranium. The transaction closed on 6 June 2007. MWS, Simmers and BGM entered into an agreement whereby MWS assumed all of the rights and obligations of FUSA under the Buffelsfontein Tailings Right Agreement.

ITEM 9 (B) - HISTORICAL EXPLORATION AND DEVELOPMENT

Buffels and Harties Dams

The information regarding the historical exploration of the Buffels and Harties dams was in the form of paper maps indicating the location of the drilling that took place as well as paper copies of the results obtained, to the extent that these were available. The information was all closely scrutinised by Minxcon and only information which could be validated, was used for the estimation of the Mineral Resources.

None of the Buffels or Harties dams have been historically reprocessed and many of the dumps have been re-vegetated in line with applicable rehabilitation requirements.

MWS

The three MWS dams were previously drilled and evaluated by Chemwes. The information from this previous drilling was in good order, all the positions of the boreholes were recorded and the assay information was in electronic format, which made utilizing the information for the current modelling and evaluation exercise relatively simple.

The historical Mineral Resources that were estimated for all the dams is detailed in the section below, and details regarding the historical mining that has taken place on MWS 2 dam are shown in Item 8 (D).

ITEM 9 (C) - HISTORICAL MINERAL RESOURCES AND MINERAL RESERVES

The following Mineral Resources and Mineral Reserves were estimated for the Project in November 2007:-

Table 8: Historical Mineral Resources - November 2007

Surface			Tonnes	Gold			Uranium		
Category	Place	Dam	Mt	Aug/t	Au('000oz)	Au	U_3O_8kg/t	U_3O_8Mlb	U_3O_8
Measured	Buffels	2	24.1	0.398	309	9.6	0.086	4.58	2,077
	Buffels	3	24.9	0.350	280	8.7	0.099	5.44	2,466
	Buffels	4	14.1	0.374	170	5.3	0.102	3.17	1,439
	Harties	5	23.9	0.213	163	5.1	0.062	3.26	1,479
	Harties	6	13.3	0.199	85	2.6	0.063	1.85	839
Measured Total			**100.3**	**0.312**	**1,008**	**31.3**	**0.083**	**18.30**	**8,300**
Indicated	Buffels	5	47.6	0.235	360	11.2	0.063	6.62	3,001
	Harties	1	74.4	0.261	624	19.4	0.062	10.17	4,611
	Harties	2	43.8	0.262	369	11.5	0.060	5.79	2,626
	Harties	7	1.3	0.267	11	0.3	0.164	0.46	211
	Harties	NKGE	1.2	0.501	19	0.6	0.182	0.47	214
	MWS	2	0.6	0.450	9	0.3	0.082	0.11	49
	MWS	4 (Domain 1)	9.7	0.138	43	1.3	0.047	1.01	456
	MWS	4 (Domain 2)	17.4	0.280	157	4.9	0.133	5.12	2,322
	MWS	5	40.3	0.310	402	12.5	0.088	7.81	3,543
Indicated Total			**236.3**	**0.262**	**1,993**	**62.0**	**0.072**	**37.55**	**17,033**
Measured & Indicated Total			**336.6**	**0.277**	**3,000**	**93.3**	**0.075**	**55.85**	**25,333**
Inferred	Harties	Flanagan	0.0	0.694	1	0.0	0.152	0.02	7
	MWS	5	15.2	0.300	146	4.6	0.095	3.17	1,437
	MWS	5 (from MWS 2)	4.7	0.175	26	0.8	0.102	1.05	476
	Harties	Ellaton	1.3	0.387	16	0.5	0.147	0.41	187
Inferred Total			**21.2**	**0.279**	**189**	**5.9**	**0.100**	**4.64**	**2,106**

Notes: 1. Mineral Resources are quoted as in-situ Mineral Resources.
2. No cut-off grades were applied.
3. Rows and columns may not add exactly due to rounding.
4. Mineral Resources are quoted as inclusive of Mineral Reserves. Resources which are not Reserves do not have demonstrated economic viability.
5. Table reflects depletion of 1.5 million tonnes from July through October 2007 for MWS 2 Dam.
6. MWS 4 Dam is split into two domains, namely Domain 1, which is the uppermost section of the dam, and Domain 2, the lowermost portion of the dam. The tailings dam has been evaluated in two separate sections as they show distinct differences in grade.

Table 9: Historical Mineral Reserves - November 2007

Surface			Tonnes	Gold			Uranium		
Category	Place	Dam	Mt	Aug/t	Au('000oz)	Au	U_3O_8kg/t	U_3O_8Mlb	U_3O_8
Proven	Buffels	2	24.1	0.398	309	9.6	0.086	4.58	2,077
	Buffels	3	24.9	0.350	280	8.7	0.099	5.44	2,466
	Buffels	4	14.1	0.374	170	5.3	0.102	3.17	1,439
	Harties	5	23.9	0.213	163	5.1	0.062	3.26	1,479
	Harties	6	13.3	0.199	85	2.6	0.063	1.85	839
Proven Total			**100.3**	**0.312**	**1,008**	**31.3**	**0.083**	**18.30**	**8,300**
Probable	Buffels	5	47.6	0.235	360	11.2	0.063	6.62	3,001
	Harties	1	74.4	0.261	624	19.4	0.062	10.17	4,611
	Harties	2	43.8	0.262	369	11.5	0.060	5.79	2,626
	Harties	7	1.3	0.267	11	0.3	0.164	0.46	211
	Harties	NKGE	1.2	0.501	19	0.6	0.182	0.47	214
	MWS	2	0.6	0.450	9	0.3	0.082	0.11	49
	MWS	4 (Domain 2)	17.4	0.280	157	4.9	0.133	5.12	2,322
	MWS	5 (Indicated)	40.3	0.310	402	12.5	0.088	7.81	3,543
Probable Total			**226.6**	**0.268**	**1,950**	**60.6**	**0.073**	**36.55**	**16,578**
Proven &Probable Total			**326.9**	**0.281**	**2,957**	**92.0**	**0.076**	**54.85**	**24,877**

Notes: 1. Mineral Reserves are quoted as fully diluted delivered to mill estimates.
2. Based on assumptions of a gold price of $635 per ounce, a uranium price of $45 per pound and ZAR/$ exchange rate of 7.40, which are long term forecast figures (post 2012).
3. A Reserve COG of 0.28 g/t gold equivalent was used. Uranium grades were converted to gold equivalent using a conversion factor of 1 gram per tonne, which equals 0.503 kilograms per tonne on an extracted metal basis.
4. Rows and columns may not add exactly due to rounding.
5. The average LOM gold recovery applied was 66%.
6. An effective LOM uranium recovery of 27% was used and is based on an atmospheric leach process.
7. Only Domain 2 of the MWS 4 dam has been converted to a Mineral Reserve as the gold grade in Domain 1 is below cut-off.
8. The legal tenure of the NKGE dam is uncertain at present.

ITEM 9 (D) - HISTORICAL PRODUCTION

Details of the production for MWS dam 2 and Buffels 2 dam from June 2007 to March 2008 is illustrated in the figure below:-

Figure 4: Production History of MWS Dam 2 and Buffels dam 2


600 000
500 000
400 000
300 000
200 000
100 000
0
Tonnage (t)
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Grade (g/t)
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
MWS Dam 2
Buffels 2
Grade

Notably, the production has not reached the target of 633ktpm as was previously predicted. This can be attributed to problems associated with the start-up of the mining of a new dump and associated plant expansion upgrades. Minxcon expects production to reach the 633ktpm level in the next quarter as a result of the improvement in the mining techniques to cater for unexpected problematic clay material currently being encountered.

The plant is currently running at a rate of 536ktpm being fed by material from the Buffels 2 dam. In the previous report it was estimated that the plant would be running at a capacity of 633ktpm from January 2008, but there have been reclamation issues with the clay material that has been encountered in the tailings dam.

The shortfall can be ascribed to the clay like material that has been encountered in Buffels 2. The clay is harder than the slimes and it floats as it has a lower SG than the slimes. The clay is also clogging the pump station, causing technical difficulties. The following steps have been implemented by FUSA to overcome the problems that have been encountered:-

- The size of the nozzle on the monitor gun has been altered to accommodate the clay, which seems to be more affective in breaking up the harder material;
- A clay shredder and log washer is currently being built to further break up the clay material, which will make it easier to transport;

Due to the anomalous material that is being sent to the plant, projected recoveries have also not been achieved. The following steps have been implemented at the plant to overcome the problems being encountered:-

- Optimization of the flotation;
- Optimization of the high shear reactor efficiency to improve leach kinetics; and
- Optimization of the chemical suite of reagents that are being used. These are being phased in one at a time to study the effects thereof on the recovery achieved.

These improvements are expected to mitigate the issues that have been experienced over the last few months going forward.

ITEM 10 - GEOLOGY

Regional Geology

The Project lies within the Witwatersrand Basin, an Archaean sedimentary basin which was deposited over a protracted time period extending from some 360 Ma between 3,074 and 2,714 Ma (Wilson and Anhaeusser, 1998), whose surface expression is an elongate structure that extends longitudinally for approximately 300km NE-SW by 100km NW-SE.

It contains an approximately 6km thick stratigraphic sequence consisting mainly of quartzites and shales with minor intermittent volcanic units. The first stage of basin development is recorded by rocks of the Dominion Group, composed of fluvial sediments and volcanic rocks. The Witwatersrand Supergroup overlies the Dominion Group and has been subdivided into the lower West Rand Group and the upper Central Rand Group, both of which consist primarily of sandstones, shales, and conglomerates. The Central Rand Group has produced the majority of the gold from the Witwatersrand Basin. The Ventersdorp Supergroup unconformably overlies the Witwatersrand Supergroup and is in turn overlain by the Transvaal and Karoo Sequences.

The differences in the morphology and gold distribution patterns from one reef to the next, and within individual reefs, reflect the different sedimentary processes that prevailed during deposition on erosional surfaces in fluvial and littoral environments. Despite its age, the sedimentary rocks within the Witwatersrand Basin are remarkably well preserved and relatively undeformed. The basin has undergone numerous phases of faulting but has not been subjected to significant metamorphism.

Figure 5: Regional Geology of the Witwatersrand Basin


Regional Geology of the Witwatersrand Basin
Locality Plan
27°00'E
N
27°00'S
CARLETONVILLE GOLDFIELD
WEST RAND GOLDFIELD
CENTRAL RAND GOLDFIELD
SPRINGS
KINROSS
EVANDER GOLDFIELD
Buffelsfontien Project
KLERKSDORP
KLERKSDORP GOLDFIELD
SOUTH RAND GOLDFIELD
BOTHAVILLE
KROONSTAD
WELKOM
LEGEND
Covered Central Rand Group
Exposed Central Rand Group
Covered West Rand Group
Exposed West Rand Group
Dominion Group
Exposed Granitoid Basement
Younger Cover Sequences
Major Faults
GoldFields
SCALE
0
Source: The Mineral Resources of South Africa

Minxcon

Local Geology

The BGM Underground Mine, as well as the now defunct SGM, are located in the Klerksdorp Goldfield and the mineralization is hosted by the Central Rand Group, the upper unit of the Witwatersrand Supergroup. This unit has produced the majority of the gold from the Witwatersrand Basin, and is composed predominantly of quartzite with subordinate zones of conglomerate and a single argillite horizon, the Booysens Shale Formation. Using the central position of the Booysens Shale, the stratigraphy of the Central Rand Group has been historically subdivided into the lower Johannesburg Subgroup and the upper Turffontein Subgroup.

Mineralized reefs in the Johannesburg Subgroup tend, on average, to be more laterally extensive and more uniform in thickness and gold content. The principal gold-bearing conglomerate packages in the Johannesburg Subgroup are the Main Reef and Bird Reef.

The mineralization at BGM and SGM is hosted by the Johannesburg Subgroup of the Central Group. In the Klerksdorp Goldfield, the Johannesburg Subgroup is represented by a sequence of quartzite's, conglomerates, and quartz wackes, approximately 1,100m thick.

Property Geology

The economic gold and uranium mineralization at BGM and SGM is hosted by the Vaal Reef, an oligomictic, pebbly, quartz arenite reef, deposited approximately 2.8 billion years ago, as well as the Ventersdorp Contact Reef ("VCR") albeit to a far lesser extent, which is also an oligomictic, pebbly quartz arenite reef deposited approximately 2.78 billion years ago (Wilson and Anhaeusser, 1998).

In the North Division (previously the Hartebeestfontein Mine), dips vary from shallow to 45°. The depth of the Vaal Reef varies between 800m and 2,500m due to the displacement by faults and dykes. Structural geological complexity decreases from east to west, as do the gold grades.

In the South Division (BGM Underground Mine), dips average 25°. The structural geology is complex, with fault displacements of 800m to 1,000m. A thrust fault has caused triplication of the reef in the central area of the South Division.

During the past approximately 50 years during which time the BGM has been in operation, vast quantities of reef material have been processed for gold and the tailings from this processing deposited in the 12 surface tailings dams, which form part of this Project.

The three MWS dams, which also form part of this Project, originated from the mining of the conglomerate reefs of the now defunct SGM.

The gold deposits in the Witwatersrand Basin have a primary sedimentary origin and show great lateral continuity throughout the basin. Local discontinuities in mineralization within the reefs are a result of facies variation, ore formation processes, and structural history.

The mineralization planned for exploitation in this Project is the tailings dams generated from operations over the years and from future tailings, provided from the mining operations at the BGM underground mine.

ITEM 11 - DEPOSIT TYPE AND GEOLOGICAL MODELLING

Deposit Type

The material contained in all fifteen of the tailings dams, forming part of this Project, originated from the processing of the conglomerate reefs and waste material that was mined from both the BGM and the SGM underground mines. The material contained in the tailings dams is generally extremely fine, with particles varying in size from -25microns up to -850microns.

The tailings dams differ significantly in size, from approximately 92Mt (Harties 1 dam) to 45,000t contained in the Flanagan dam.

All the deposits are surface deposits.

Geological Modelling

No geological modelling as such was carried out on the tailings dams as they are all generally uniform in shape. The dams were however all surveyed in order to ascertain the volume of material contained in each of the dams. TM Surveyors were contracted to carry out the surveying of the MWS dams and the in-house Simmers Surveyor was commissioned to survey the Buffels and Harties dams.

All the data points (X, Y and Z co-ordinates) were received from the surveyors in digital format, which was imported into the Datamine® geological modelling package. Using these points, as well as information regarding the original surface topography and the borehole drilling logs, 3-Dimentional ("3-D") wireframes were constructed for each of the 14 tailings dams. The only dump that required any type of geological modelling was the MWS 4 dam, which displayed marked differences in both gold and uranium grades through the dam. This dam was therefore separated into two separate domains, namely domain 1, forming the upper portion of the dam, and domain 2, forming the lower 12m of the dam.

ITEM 12 - MINERALIZATION

The gold and uranium contained in the tailings dams was originally associated with the conglomerate reefs that are/were mined at the BGM and SGM underground mines. The material from these mines has been processed over the years for gold, and for a period of time, uranium too.

Since the price of sulphur has escalated to the extent that it has in the recent past, FUSA has opted to purchase and install an "off the shelf" acid plant to produce sulphuric acid to reduce the future costs and secure the supply of acid required for the project.

Pyrite is an iron disulphide (FeS_2) and is often used to produce sulphuric acid. The pyrite will be roasted with excess oxygen to produce sulphur trioxide that forms sulphuric acid when combined with water.

Pyrite occurs naturally in the conglomerate in which the gold and uranium are hosted.

ITEM 13 - EXPLORATION

Exploration at the Project has been limited to the auger drilling of the tailings dams as described in detail in Item 14.

ITEM 14 - DRILLING

All the drilling carried out on the Project has been in the form of vertical auger drilling, using a small mechanised auger drills. All the drilling that was carried out prior to March 2007 is referred to as historical drilling, all drilling carried out between March 2007 and November 2007 is termed recent drilling and all drilling conducted after November 2007 is termed current drilling. These three drilling campaigns will be discussed separately below:-

Historical Drilling

The following table details all the information that is available for the historical drilling that was carried out on the Tailings Dams:-

Table 10: Summary of Historical Drilling

Dam	No of BHs Drilled	Comments	Ave BH Spacing (m)
Harties 1	6	Location of CH borehole unknown.	716
Harties 2	6	Location of CH borehole unknown.	597
Harties 5	6	Location of CH borehole unknown.	663
Harties 6	6	Location of CH borehole unknown.	211
Harties 7	unknown	No historical drilling information available.	n/a
Buffels 2	7	CH borehole was scaled off plan	270
Buffels 3	6	CH borehole was scaled off plan	370
Buffels 4	6	CH borehole was scaled off plan	350
Buffels 5	7	Includes CH borehole. Location of BH 6 not found	570
Flanagan	unknown	No information regarding historical drilling available	n/a
Ellaton	24	All locations unknown	n/a
NKGE	9	All locations unknown	n/a
MWS 2	61	All Locations Known	Not Modelled
MWS 4	45	All Locations Known	125
MWS 5	56	All Locations Known. Drilled between May 2000 and Feb 2007.	200
TOTAL	**245**	**Only 211 of these boreholes were valid and used.**	**388**

Note: CH refers to a Central Hole that was drilled.

All the boreholes were drilled using auger drills by Dump and Dune Drillers as well as Gold Mine Sand and Slime Dam Drillers ("GMSSDD"), two professional dump drilling companies, and the assaying of the samples was carried out by Performance Laboratories (Pty) Ltd ("Performance Labs"). Performance Labs are located in Randfontein, Gauteng Province, South Africa and they are SANAS accredited (Faculty Accreditation Number T0265).

Performance Labs are independent of First Uranium. The facility complies with the general requirements of ISO/IEC 17025:2005 and the accreditation is valid until February 2010 (Appendix 2). Performance Labs are SANAS accredited for the assaying of gold via the fire assay technique. It should be noted that they are NOT yet accredited for uranium assaying.

The auger drilling machines extracted 50mm diameter samples at 1.5m intervals. All the drilling took place vertically. The material was placed into plastic sampling bags and tagged with original sample numbers for each sample. The samples were sent through to Performance Labs for assaying and the transportation of the samples was undertaken by a member of the drilling team.

Gold was analysed via the standard fire assay methodology. The detection limit for gold is 0.02g/t au. Uranium was analysed via the Aztec method of estimation, using an X-ray instrument. The detection limit for uranium is 0.01kg/t U_3O_8.

No information was available regarding the use of standards and blanks in-between the samples that were sent to the labs. Therefore it is assumed that this practice was not employed during the Historical Drilling exercise. Internal QA/QC procedures at the Performance Lab included assaying one duplicate sample and one standard sample from each batch of 20 samples.

Although historical boreholes were drilled on the Ellaton and NKGE dams, the location of the boreholes were not available and therefore the information could not be utilised in the geological modelling and Mineral Resource estimation exercise.

Recent Drilling

The recent drilling on the dams was carried out by Dump and Dune as well as Gold Mine Sand and Slimes Dump Drillers ("GMSSDD"). Normal auger drilling (50mm at 1.5m increments) was undertaken and the samples were bagged and individually numbered using standard procedures.

Samples were taken to Performance Labs for analysis and the results of the assaying were emailed through to Mr. Iain Davidson, an independent consultant to First Uranium, for compilation. Minxcon received the assay results in their original format from Performance Labs and sorted the data so that it could be utilised in Datamine®. The following table summarises the recent borehole drilling that was undertaken on the dams:-

Table 11: Summary of Recent Borehole Information

Dam	No of BHs Drilled	Ave Depth of BHs (m)
Harties 1	6	45.8
Harties 2	6	43.5
Harties 5	6	23.2
Harties 6	11	19.6
Harties 7	6	6
Buffels 2	-	-
Buffels 3	-	-
Buffels 4	-	-
Buffels 5	6	23.5
MWS 2	-	-
MWS 4	-	-
MWS 5	-	-
Flanagan	2	10.5
Ellaton	13	9.7
NKGE	10	13.3
TOTAL	**66**	**21.6**

Duplicate samples were sent to the Mintek Analytical Services Division ("Mintek"), located in Randburg, Gauteng for Gold and Uranium analyses. Mintek is SANAS accredited (Faculty Accreditation Number T0042) and are independent of First Uranium. The facility complies with the general requirements of ISO/IEC 17025:2005 and the accreditation is valid until January 2008. Gold was analysed via the standard fire assay methodology. The detection limit for gold is 0.02g/t au. Uranium was analysed via the Aztec method of estimation, using an X-ray instrument. The detection limit for uranium is 0.01kg/t U_3O_8.

Mintek are SANAS accredited for the assaying of gold via the fire assay technique. It should be noted that they are NOT yet accredited for uranium assaying.

All the drilling took place vertically. The location of the borehole collars drilled for each of the tailings dams, as well as the wireframes that were constructed using the survey data, are illustrated on Figure 6 to Figure 12 overleaf. It should be noted that in the diagrams, "old BH's" refer to all Historical Drilling and "new BH's" refers to the Current Drilling that has taken place. No diagram illustrating the location of the boreholes or the wireframe was constructed for MWS 2 dam as it is virtually mined out.

Figure 6: Harties Dams 1 and 2 Wireframes and Location of BH's

First Uranium
Wireframes and Location of Boreholes - Harties 1 and 2


LEGEND
Old Bh's
New Bh's
HARTIES 1
HARTIES 2
SCALE

Minxcon

Figure 7: Harties Dams 5, 6 and 7 Wi

First
Wireframes and Location o


LEGEND
Old Bh's
New Bh's
HARTIES 6

Figure 8: Buffels Dams 2, 3 and 4 Wireframes and Location of BH's


First Uranium
Wireframes and Location of Boreholes - Buffels 2, 3 and 4
BUFFELS 2
BUFFELS 3
BUFFELS 4
-78500
-78750
-79000
LEGEND
Old Bh's
New Bh's
SCALE
250m

Figure 9: Buffels Dams 5 Wireframes


-77500
-78000
-78500
-79000
SCALE
250m
Buffels 5

Figure 10: MWS 4 Dam Wireframes and Location of BH's

First Uranium
Wireframes and Location of Boreholes - MWS 4 Dam


LEGEND
Old Bh's
New Bh's
SCALE:


Waste
Water
Minxcon

Minxcon

Figure 11: Location of BH's on No 5 D

FIRST U
LOCATION BOREHOLES




Dam 5
Dam 2
Stilfontein

Minxcon

Figure 12: Flanagan, NKGE and Ellaton Dam Location of BH's and Wireframes

First Uranium
Flanagan, NKGE and Ellaton Wireframes and Location of Bh's


Flanagan Dump
LEGEND
Old Bh's
New Bh's
NKGE Dump
LEGEND
Old Bh's
New Bh's
Ellaton Dump
LEGEND
Old Bh's
New Bh's

<u>Current Drilling</u>

Since November 2007, 18 new auger boreholes (named BH 7 to BH 24) were drilled on Buffels 2 dam. The methodology of drilling and sampling did not change from the previous drilling exercise.

All the boreholes were drilled using auger drillers by GMSSD during November 2007, a professional dump drilling company, and the assaying of the samples was carried out by Performance Labs.

The auger drilling machine extracted 50mm diameter samples at 1.5m intervals. All the drilling took place vertically. The material was placed into plastic sampling bags and tagged with original sample numbers for each sample. The samples were sent through to Performance Labs for assaying and the transportation of the samples was undertaken by a member of the drilling team.

Gold was analysed via the standard fire assay methodology. The detection limit for gold is 0.02g/t au. Uranium was analysed via the Aztec method of estimation, using an X-ray instrument. The detection limit for uranium is 0.01kg/t U_3O_8.

Internal QA/QC procedures at the Performance Lab included assaying one duplicate sample and one standard sample from each batch of 20 samples.

The results of the assaying were emailed through to Mr. Iain Davidson, an independent consultant to First Uranium, for compilation. Minxcon received the assay results in their original format from Performance Labs and sorted the data so that it could be utilised in Datamine®.

All the drilling took place vertically. The location of the borehole collars, as well as the wireframes that were constructed using the survey data, are illustrated in the diagram below.

Figure 13: Buffels Dams 2, Wireframe and Location of BH's


Buffels 2 Dam
Location of Boreholes
Legend
Old Boreholes
New Boreholes
-77600
-77800
-78000
-78200
-20500
-20000
Source: Minxcon
Minxcon

ITEM 15 - SAMPLING METHOD AND APPROACH

ITEM 15 (A) - SAMPLING METHODS

Sampling was carried out after each 1.5m drill rod was pulled out of the tailings dam. The material is placed directly into a plastic sampling bag from the drill rod and the drill rod is cleaned after each sample is taken. The sample bag is numbered with an individual sample number and sealed using a stapler.

The location of the sampling is illustrated in Figure 6 to Figure 12, as all sampling took place in the boreholes. Sampling is evenly spaced at 1.5m increments down the boreholes, from the top of the borehole usually to the floor of the dam (if conditions allowed). Spacing of the boreholes across the dams differs from dam to dam. The following table details the average borehole spacing for each of the dams:-

Table 12: Borehole Spacing of all Boreholes used in Mineral Resource Estimation

Dam Name	Borehole spacing in X and Y Direction (m)	Average distance between Boreholes (m)
Harties 1	400 x 300	350
Harties 2	300 x 250	250
Harties 5	320 x 250	275
Harties 6	200 x 140	179
Harties 7	160 x 150	150
Buffels 2	200 x 140	180
Buffels 3	250 x 400	370
Buffels 4	400 x 215	350
Buffels 5	250 x 350	320
Flanagan	Not Modelled – Only 2 BH's	Not Modelled – Only 2 BH's
Ellaton	70 x 70	60
NKGE	70 x 70 & 40 x 50	70 & 40
MWS 2	Not Modelled – Almost Depleted	Not Modelled – Almost Depleted
MWS 4	150 x 100	125
MWS 5	140 x 138 & 300 x 375	200

Notes: NKGE has two borehole populations or groupings and therefore two borehole spacing's have been included
MWS 5 - the (300 x 375) area has no infill drilling - Relates to area classified as an Inferred Resource.

The total number of samples used for the estimation of the Mineral Resources is illustrated in the table below:-

Table 13: Data used for the Modelling and Estimation of the Dams

Dam	No of BH's	No of Data Points (Uranium)	No of Data Points (Gold)
Harties 1	11	354	355
Harties 2	11	319	320
Harties 5	11	186	187
Harties 6	16	209	209
Harties 7	6	25	25
Buffels 2	18	488	488
Buffels 3	6	147	147
Buffels 4	6	156	156
Buffels 5	12	227	227
MWS 2	61	NA	NA
MWS 4 (Dom 1)	45	271	266
MWS 4 (Dom 2)	45	434	426
MWS 5	56	533	533
Flanagan	2	14	14
Ellaton	13	206	206
NGKE	10	170	171

The tailings dams are scattered over an area that stretches approximately 13.5km north-south and 14km east-west. The footprints of the fifteen tailings dams cover an area of approximately 1,100ha.

ITEM 15 (B) - SAMPLING RECOVERY

Recovery of the material was generally very high and only samples where the recovery is good are used. However, if the tailings material is wet, recoveries are low and the drilling of the borehole is stopped. It is for this reason that not all of the boreholes reach the floor of the dam. These boreholes are utilised up to and including the last valid sample where recovery was acceptable.

ITEM 15 (C) - SAMPLING QUALITY AND REPRESENTATIVENESS

The core sampling was conducted by Dump and Dune and GMSSD, and both companies have a long history of drilling and sampling sand and tailings dams. A representative of MWS carried out regular checks of the sampling that was being conducted and no problems were encountered. Therefore, there is no reason to believe that the sample quality was not to standard and the sampling is considered representative.

ITEM 15 (D) - SAMPLING INTERVAL

As the entire tailings dam will be mined, samples need to be taken through the entire length of the borehole, up to and including a sample of the soil intersection (if reached). Samples were taken at 1.5m downhole intervals, each sample weighing approximately 3kg. This sampling interval is the standard interval used for this type of sampling.

ITEM 15 (E) - SUMMARY OF SAMPLE COMPOSITES, VALUES AND TRUE WIDTHS

The samples are not composited as the sample lengths are all uniform. The boreholes are drilled vertically; therefore no true widths need to be calculated.

ITEM 16- SAMPLE PREPARATION, ANALYSIS AND SECURITY

ITEM 16 (A) - INDEPENDENCE OF SAMPLE PREPARATION

Core samples were prepared by a independent drilling companies namely Dump and Dune or GMSSD. The sampling was overseen by a representative of MWS in order to ensure that no contamination took place.

ITEM 16 (B) - SAMPLE PREPARATION METHOD, ASSAYING & ANALYTICAL PROCEDURES

All the auger drill samples were prepared at Performance Labs in Johannesburg, by drying and pressing through a 1.0mm screen to break up lumps.

<u>Uranium Analysis by Aztec Method of Assaying</u>

TREATMENT OF SAMPLES IN THE SAMPLE PREPARATION SECTION, DETAILING RECEIVING, CRUSHING, PULVERISING AND READING OF SAMPLES.

- Samples received in plastic bags are opened and tipped into clean sample dishes; the ticket for each sample is placed in the sample dish.
- The samples are dried, if necessary, samples are sorted numerically and checked according to dockets.
- Samples are then crushed using a 10" x 6" jaw crusher to < 3mm.

- A vertical spindle pulveriser is used to mill the sample to 85% -75microns, mixed in a cocktail and placed together with the sample ticket in a sample cup. Sequence of sample numbers are again checked and placed on sample trays (twenty samples to a tray).
- Trays are then submitted to Aztec for preparation section.
- Sample sequence is checked according to worksheets and Aztec tubes are filled in sequential order and placed in magazines for analysis.
- Filled magazines are loaded and logged into Aztec analyser, samples are read at constant time (100 seconds) in duplicate and results are printed and recorded on worksheets.
- Operator checks that all the values are available before accepting the worksheet as complete.
- Results are then transmitted or reported via e-mail to the various clients.
- Results reported as U_3O_8Kg/t. No correction is needed for the interfering elements.
- Standards are read after each batch of 20 samples.

INSTRUMENT USED FOR ANALYSIS

- The Aztec is an X-ray instrument using a Tungsten tube operating at 142Kv and 4.0mAmps.
- The detectors are made from high purity Germanium. It is an energy dispersive technique and uses high energy K-X -rays.
- It responds to the K-alpha energy level.
- Instrument is calibrated using pure metals as well as certified reference standards.
- Background information is collected and updated between each sample and internal standards every 300 seconds.
- Detection limit is 0.01Kg/t U_3O_8.

Gold Analysis by Fire Assay and Gravimetric Finnish

Analysis for gold was by standard fire assay procedures, using a 30g or 50g sample with a gravimetric finish. The detection limit is 0.02 g/t gold, with the practical range of the method from 0.08 to 3 027g/t gold (Au). The method-reporting limit is 0.08g/t gold (Au).

METHOD

Essentially, the method consists of two consecutive pyrochemical separations, followed by a chemical separation. Initially, the finely ground sample is fused with a suitable flux under reducing conditions. The flux combines with the gangue to form a fluid slag, and the litharge in the flux is reduced to minute globules of lead. The rain of lead globules, falling through the molten mass, collects the particles of precious metals and coalesces into a button at the bottom of the crucible. As silver is a better collector of gold than lead and facilitates the easier handling of prills, it is employed in conjunction with the lead as a co-collector. Upon cooling, the slag solidifies, and is separated from the lead button containing the gold and silver.

Subsequently, the lead is removed by oxidising fusion, where the litharge thus formed, wets the inner surface of the hot, porous cupel and is absorbed (cupellation). The molten precious metals, are not absorbed because of their high surface tension, and because they do not form oxides. They remain on the concave bed of the cupel in the form of a bead, called a prill. The silver is removed from the prill by acid dissolution (parting). The black, spongy gold thus obtained is annealed to a coherent, malleable prill of the classical golden yellow colour, making the gold available for further measurement. Results were reported by electronic spreadsheets.

Performance labs are certified by the South African National Accreditation System, an affiliate of the Standards Council of Canada. First Uranium employees or consultants were not engaged in the sample preparation or analyses. Performance Labs are SANAS accredited for the assaying of gold via the fire assay technique (see Appendix 2).

Internal Quality Assurance/Quality Control (QA/QC) procedures at Performance Labs included assaying one duplicate sample and one standard sample from each batch of 20 samples.

ITEM 16 (C) - QUALITY CONTROL

Internal QA/QC procedures at Performance Labs included assaying one duplicate sample and one standard sample from each batch of 20 samples and the correlation here The following graphs illustrate the results obtained by Performance Labs on the duplicates and standards assayed:-

Figure 14: Performance Labs QAQC Results (Standards used for low grade material) (Buffels 2)


Standard 0.028
Gold Grade (g/t)
0.030
0.025
0.020
0.015
0.010
0.005
0.000
17 16 12 9 8 11 10 7 14 15 21 18 20 23 24 13 22 19
BH No.
Standard Value
Value obtained
Standard 0.035
Gold Grade (g/t)
0.050
0.040
0.030
0.020
0.010
0.000
17 16 12 9 8 11 10 7 14 15 21 18 20 23 24 13 22 19
BH No.
Standard Value
Value obtained

Figure 15: Performance Labs QAQC Results (High Grade Standards)


Standard 0.258
Gold Grade (g/t)
0.270
0.265
0.260
0.255
0.250
0.245
17 16 12 9 8 11 10 7 14 15 21 18 20 23 24 13 22 19
BH No.
Standard Value
Value obtained
Standard 0.505
Gold Grade (g/t)
0.520
0.515
0.510
0.505
0.500
0.495
0.490
0.485
17 16 12 9 8 11 10 7 14 15 21 18 20 23 24 13 22 19
BH No.
Standard Value
Value obtained

Each borehole had four standards included, two low standards and two high standards. It is clear that the analysis of the lowest standard showed that lab was generally undervalued, which may have an influence on the lower grade samples.

A total of 65 samples were split and both samples analysed for gold. The following graph illustrates the results, showing the % difference between the two samples:-

Figure 16: Performance Labs QAQC Results (Duplicates) (Buffels 2)



Results of Duplicate Samples
% Difference
0
10
20
30
40
50
0
10
20
30
40
50
60
70
No of Samples
% Difference

ITEM 16 (D) - ADEQUACY OF SAMPLE PREPARATION

All sampling was conducted to strict industry standards. Minxcon also carried out an independent audit on the sampling procedures that were carried out by the drillers, who were carrying out the sampling. No material issues were identified and Minxcon is satisfied that the sampling carried out is adequate for this type of deposit, the sample preparation and analysis were done according to standard industry practice and no breaches in security were detected.

ITEM 17- DATA VERIFICATION

ITEM 17 (A) - QUALITY CONTROL MEASURES AND DATA VERIFICATION

With regard to the Buffels and Harties dams, First Uranium relied on the QA/QC program carried out by Performance Labs, as described in the previous Item. Minxcon did not carry out any independent sampling due to the fact that Minxcon is familiar with Performance Labs and considers their QA/QC processes to be compliant with both SAMREC and NI 43-101 Codes.

The MWS 4 and 5 dams had verification holes drilled by Dump and Dune in April 2007. The grade differences obtained from the sampling of the verification boreholes was less than 10%, which was considered to be acceptable.

With regard to the Buffels 2 dam, First Uranium relied on the QA/QC program carried out by Performance Labs, as described in the previous Item. Minxcon did not carry out any independent sampling due to the fact that Minxcon is familiar with Performance Labs and considers their QA/QC processes to be compliant with both NI 43-101 and SAMREC Codes.

All the electronic data was analysed during the estimation process and any outliers were excluded from the database.

ITEM 17 (B) - INDEPENDENCE OF DATA VERIFICATION

Performance Labs carried out independent verification of the assaying results. Minxcon also carried out independent verification of the assay results, in the form of removing any outliers from the database.

ITEM 17 (C) - NATURE AND LIMITATIONS OF DATA VERIFICATION

Minxcon did not carry out independent drilling or sampling of the tailings dams. The data verification conducted by the laboratory was, in Minxcon's opinion, sufficient for the information to be used in the estimation of the Mineral Resources.

ITEM 17(D) - COMMENT ON VERIFICATION FAILURE

The failure for Minxcon to independently verify all the data was not deemed necessary for the Mineral Resource estimation process as Minxcon considered that sufficient steps had been taken by independent sources to verify the data.

ITEM 18- ADJACENT PROPERTIES

There are no adjacent properties to the Project as defined by NI43-101.

ITEM 19- MINERAL PROCESSING AND METALLURGICAL TESTING

In September 2007, First Uranium's Board of Directors approved the following expansion projects:-

- **Module 1 - Completion Due end January 2008** - Expansion of the capacity of the gold plant from 600,000tpm to process 633,000tpm;
- **Module 2 - Completion Due December 2008** -Further expansion of the gold plant to increase it's capacity to 1,283,000tpm and the construction of the first two modules of the Project's uranium plant;
- **Module 3 - Completion Due December 2009** - Further expansion of the gold plant to increase it's capacity to 1,933,000tpm and the construction of the third module of the Project's uranium plant.

Module 1 was completed in January 2008 and Module 2 and 3 are expected to be completed on time, as illustrated above.

Mineral Processing (Module 1)

Mineral processing at the MWS plant has been taking place for the past 4 years, whilst the MWS 2 dam was being processed.

The current gold plant will be upgraded to ensure it can accommodate the 633,000tpm that are planned for processing. The gold plant, as it has been designed, can process on average 943tph at a density of 1.43t/m^3 and 94% availability and utilization. This translates to an average of 633,000 tpm, taking into account that the 28, 30 and 31 day months will achieve 581,944tpm, 624,492tpm and 645,766tpm respectively.

Although the current MWS plant circuit was designed for 570,000tpm, the plant has previously achieved 623,000tpm (May 2005). The reason for this is that the CIL circuit can comfortably achieve a rate of 525,000tpm. The fines/coarse spit is of the order of 70-80/20-30, thus a total reclaimed tonnage of 650,000 will split 520,000tpm to the thickeners and CIL, and 130,000tpm to the float. Float tails go directly to the residue tank together with the CIL residue.

Phase 1B and 2 will design the CIL circuits to achieve rates of 650,000tpm through the CIL, as there will be no splits within the circuits.

The following diagram illustrates the flow of material through the current plant:-

Figure 17: Schematic Process Flow Diagram (Current)


Schematic Process Flow Diagram
(Fines)
400,000tpm
Hydraulic Reclamation of No. 2 Slimes Dam
Slimes Reclamation Pump Station
570,000tpm
Slimes Reception
Cyclone Classification Plant (Fines/Coarse Split) 20:80 to 30:70
Thickners
400,000tpm
220tpm
Loaded Carbon
Elution and Carbon Regeneration Plant
High Pressure Water For Reclamation
170,000tpm (Coarse)
8,000tpm
Pyrite Mill
Pyrite Thickener
Pyrite Batch Leach Pachuces
Carbon-in-Leach (CIL) Plant
Eluted and Regenerated Carbon 300tpm
Loaded Solution
Return Water Dam & High Pressure Water Pumps
8,000tpm
Electrowinning Cells
408,000tpm Waste
Return Water
Pyrite Float Cells
162,000tpm Float Tails
Gold Smelted and Poured
Residue Tank and Pumps
570,000tpm
Plant Tailings
Gold "Doré" Bar sent to Rand Refinery
Deposition on No.5 Tailings Dam
Material Flow
Water Flow
Waste Flow
Metal Flow
Source: MWS
Minxcon

Metallurgical Test Work (for Module 2 and 3)

There have been two phases of uranium and gold recovery testing undertaken for First Uranium by Mintek. The first was completed in mid-2006 and the second in May 2007. The viability was based upon the Phase 1 testing. A summary of the second phase is being reported whilst both phases were used to decide upon the optimal processing method that will be employed.

PHASE 1 MINTEK TESTWORK - GOLD

Bulk samples were prepared by Performance Labs and, after their analyses, Mintek was retained to carry out the metallurgical test work. The following is an extract from Mintek's reports titled "Laboratory Gold and Uranium Flotation Scoping Studies on Gold Slimes Dams Material" dated 23 May 2006, and "Scoping Studies on the Leaching of the Buffelsfontein Concentrates" dated 28 June 2006. Note that, through this section, Mintek have reported results as U and not U_3O_8 and 1% U is equal to 1.18% U_3O_8. The following table details the results of the Diagnostic Leach test:-

Table 14: Diagnostic Leach Test Results (Phase 1 of Testwork)

Association	Gold Grade (g/t)	Gold Distribution (%)
Gold available to direct cyanidation	0.184	51.11
Gold that is pre=robbed (CIL)	0.021	5.73
Gold associated with HCl digestible minerals	0.074	20.49
Gold associated with HNO_3 digestible minerals	0.036	10.13
Gold associated with carbonaceous matter	0.006	1.76
Gold associated with quartz (balance)	0.039	10.78
Total	**0.360**	**100.00**

The sample was treated "as received" and had a head grade of 0.360g/t Au. Of the total contained gold, 51.11% (0.184 g/t) was extracted by direct cyanidation.

CIL dissolution indicated that 5.73% (0.021 g/t) of the contained gold was preg-robbed by constituents occurring in the ore. Some 56.84% (0.205 g/t) of the gold is therefore expected to be recoverable by carbon-in-leach ("CIL") processing.

The HCl digestion indicated that 20.49% (0.074 g/t) of the contained gold was associated with HCl digestible minerals (calcite, pyrrhotite, etc.), while 10.13% (0.036g/t) was associated with the more stable sulphides, digested with HNO_3 (e.g., pyrite, sulphides, arsenopyrite, etc.). Of the remaining gold, 1.76% (0.006 g/t) was found to be associated with carbonaceous constituents in the ore and 10.78% (0.039 g/t) of the gold is assumed to be occluded in gangue constituents.

After all the test work was completed, it was determined that the gold recovery process would be by CIL.

PHASE 1 MINTEK TESTWORK - URANIUM

After determining that the gold recovery process would be by CIL, test work was started to determine a recovery route for the uranium.

Two floatation strategies were explored. The first aimed at flotation of the sulphides using xanthate collectors, the second aimed at uranium minerals using fatty acid collectors. The latter provided high mass pulls, with high reagent costs. Neither process produced high recoveries with acceptable concentrate grades. However, acceptable concentrate grades were achieved by sacrificing recovery. A preliminary financial optimization was completed, which suggested that a mass pull of between 10% and 20% would be optimal. Financial modeling indicates that the most effective mass pull is 13% where the relative product extraction versus associated operating cost is optimal.

PHASE 2 MINTEK TEST WORK

Equal quantities (800kg each) of material from Buffels Dams 2, 3 and 4 were delivered to Mintek and blended into a composite. The composite was subjected to:-

- flotation tests for the recovery of uranium including a mini plant test run,
- uranium leach tests on the flotation concentrate (atmospheric and pressure leaching); and
- gold diagnostic leach and CIL test work.

The flotation tests indicated that a mass pull of 15% was required to achieve a U grade of 200ppm at recovery of approximately 37%. The mini mill plant was able to produce a 210kg bulk concentrate with a grade of 239.7ppm uranium.

With pressure leaching extractions of 88% to 91% were achieved after two hours of leaching.

Bottle roll leach tests on material that was composed of 84% flotation tails and 16% uranium leaching tails generated gold dissolution of 50% to 70% as a direct CIL while acid pretreatment increased the dissolution to 58.1% to 74.2%.

SUMMARY OF METALLURGICAL TEST WORK AND PROCESS DESIGN

The following is an extract from the Metallicon Process Consulting (Pty) Ltd Report, compiled by the Managing Director Mr. Michael Valenta (Pr.Eng (Int)), addressed to First Uranium:-

"In a previous report it was recommended that the test work conducted in Phase 2 of the test programme be repeated to confirm the findings. The major reason for the recommendation was to verify the source of the material tested

Sample was taken from the dams by a reputable company (Dump and Dune) that have an acceptable sampling methodology and procedure. I am therefore satisfied that the necessary attention was given to acquiring a representative sample of the dams. The test work was conducted at Mintek and yielded similar flotation results as were achieved in the previous test programme with regard grade and recovery.

A bulk sample of flotation concentrate was produced on a "pilot plant" for the subsequent leach test work. I am therefore of the opinion that the flotation test work is adequate for a Feasibility Study. Batch atmospheric leach tests results confirmed the original test work results and a subsequent bulk leach product was produced for further test work on the Uranium extraction process. The atmospheric leach has proven to be a viable alternative with a Uranium recovery of 77% over the leach circuit. An added benefit of the introduction of an atmospheric Uranium leach is an increase in the Gold recovery in the CIL circuit from 56% to 65%. In my opinion the amount of test work, and the results and reproducibility of the atmospheric leach test work are adequate for a Feasibility Study.

Pressure leach test work has yielded promising results with Uranium recoveries in excess of 90% and Gold recoveries in the order of 74% over the leach circuit. These results are significantly higher than those achieved for the atmospheric leach. The pressure leach results have confirmed the findings of the previous testwork; however the testwork has not been reproducible. More test work is being planned to increase the confidence in the results and from that generate an optimum flow diagram and confirm the process design criteria. The pressure leach test work has identified the possible combination of pressure and atmospheric leach whereby the pressure leach is used to also generate acid for the atmospheric leach. This requires further test work to identify the optimum split between the pressure leach and atmospheric leach, and the possible introduction of a pre-leach step ahead of the pressure leach to optimize the use of the resultant acid being produced.

Further information is also required to describe the process design criteria for ancillary process equipment around the pressure leach e.g. the oxygen plant and for that reason more testwork is required. I would certainly continue with the pressure leach as an option and am of the opinion that the information is adequate for a Pre-Feasibility study. More work must be conducted to generate sufficient information for a Feasibility study. I would therefore recommend the Feasibility study to include the process steps illustrated in Figure 18 (Part A). I have studied the proposed test programme recommended by the consultants and feel that the necessary information will be generated from the work to add the pressure leach processing route to the Feasibility study. From the initial results it appears that the circuit illustrated in Figure 18 (Part B) may be the optimum solution for the plant."

Figure 18: Recommended Test Work


A – Test Work Recommended for Feasibility Study
Dam reclamation
Flotation
Gold CIL
Atmospheric Leach
Tailing Disposal
Uranium extraction
B – Potential Optimum Solution for Plant
Dam reclamation
Flotation
Gold CIL
Pre-Leach
Pressure Leach
Atmospheric Leach
Tailing Disposal
Uranium extraction

Source: Metallicon

SUMMARY OF RECOVERIES

The effect of the revised test work has led First Uranium to implement an Atmospheric Leach, followed by Pressure Leach process to the uranium plant. The model assumptions are as follows:-

Table 15: Summary of Recoveries (May 2007 vs. November 2007)

Recovery	May 2007 (as was)			November 2007 (as is)		
	Pre Nov '08	Post Nov '08	Post Nov '09	Pre Nov '08	Post Nov '08	Post Nov '09
Au Recovery - CIL only	52%	-	-	52%	-	-
Au Recovery - Atmospheric Leach	-	-	-	-	58%	-
Au Recovery - Pressure Leach	-	68%	68%	-	-	68%
Float Recovery	-	30%	30%	36.8%	36.8%	36.8%
U_3O_8 Recovery - Atmospheric Leach	-	-	-	-	75%	-
U_3O_8 Recovery - Pressure Leach	-	90%	90%	-	-	90%
Effective Uranium - Recovery	-	27%	27%	-	28%	33%

The average LOM gold recovery is 66% and the average LOM uranium recovery is 33%.

The following graph illustrates the actual gold recoveries that are being achieved at the current gold plant:-

Figure 19: Gold Recoveries (%)


80%
70%
60%
50%
40%
30%
20%
10%
0%
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08

Notes:

1. Jun-07 until Nov-07, treating MWS dam2.
2. Dec-07, plant feed from different sources; 140639 t from Buffels dam2; 61772 t from MWS dam2; 91941 t from MWS dam4
3. From Jan-08 onwards, only Buffels dam2 reclaimed

The following plant upgrades have also taken place recently in order to mitigate the low recoveries that are being obtained:-

- Fill blast installed;
- Modifications to float plant;
- Feed pump rates reduced;
- Reagent testwork underway;
- Plant sampling frequency has been doubled;
- Solution spillage rerouted to middle of CIL circuit;
- Security procedures upgraded;
- Electro-winning cleanup doubled (acid treatment of cathodes);

- Analysis of recent increase in plant feed and soluble gold being interrogated; and
- Ongoing analysis and inputs from D Clemente (Minxcon) and H Bartlett.

ITEM 20- MINERAL RESOURCES AND MINERAL RESERVES

The surface Mineral Resources comprise 14 tailings dams containing approximately 356Mt on the property as a result of processing mineralization from the Buffelsfontein, Hartebeestfontein, and Stilfontein underground mines. The tonnage is based on the independent assessment of the Mineral Resources that was carried out by Minxcon during 2008.

ITEM 20 (A) - MINERAL RESOURCE AND MINERAL RESERVE REPORTING SYSTEM

All Mineral Resources and Mineral Reserves, that have been reported herein, are compliant with the specifications embodied in NI 43 101 Code as well as the SAMREC Code.

ITEM 20 (B) - MINERAL RESOURCE AND MINERAL RESERVE CATEGORIES

Mineral Resources have been reported separately, as per NI43-101 and the SAMREC Code, as:-

- Measured Resources;
- Indicated Resources; and
- Inferred Resources.

Mineral Reserves have been reported separately, as per NI43-101 and the SAMREC Code as

- Proven Reserves; and
- Provable Reserves.

All Mineral Resources are quoted as inclusive of Mineral Reserves.

ITEM 20 (C) - INFERRED RESOURCES

Inferred Resources have been reported upon, but have been reported on separately and have not been incorporated with the Measured and Indicated Mineral Resources.

ITEM 20 (D) - RELATIONSHIP OF THE QUALIFIED PERSON TO ISSUER

Minxcon is an independent advisory company. Its consultants have had extensive experience in preparing technical and economic advisors' and valuation reports for mining and exploration companies. Neither Minxcon nor its staff have any interest capable of affecting its ability to give a fair opinion, and will not receive any pecuniary or other benefits in connection with this assignment, other than normal consulting fees. Minxcon independently estimated the Mineral Resources and Mineral Reserves disclosed in this report.

ITEM 20 (E) - DETAILED MINERAL RESOURCE AND MINERAL RESERVE TABULATION

The Mineral Resources and Mineral Reserves for the Project are detailed in the sections below. This report was compiled in accordance with the requirements of NI 43-101.

Mineral Resources

The Mineral Resources detailed in the table overleaf are effective as at 31 March 2008, as they take into account the fact that MWS 2 was mined out by this time.

Table 16: Mineral Resource Estimates (31 March 2008)

Surface			Tonnes	Gold			Uranium		
Category	Place	Dam	Mt	Aug/t	Au('000oz)	Au tonnes	U_3O_8kg/t	U_3O^8Mlb	U_3O_8 tonnes
Measured	Buffels	2	23.2	0.36	267	8.3	0.09	4.61	2 090
	Buffels	3	24.9	0.35	280	8.7	0.10	5.44	2 466
	Buffels	4	14.1	0.37	170	5.3	0.10	3.17	1 439
	Harties	5	23.9	0.21	163	5.1	0.06	3.26	1 479
	Harties	6	13.3	0.20	85	2.6	0.06	1.85	839
Total Measured			**99.4**	**0.30**	**965**	**30.0**	**0.08**	**18.33**	**8 313**
Indicated	Buffels	5	47.6	0.24	360	11.2	0.06	6.62	3 001
	Harties	1	74.4	0.26	624	19.4	0.06	10.17	4 611
	Harties	2	43.8	0.26	369	11.5	0.06	5.79	2 626
	Harties	7	1.3	0.27	11	0.3	0.16	0.46	211
	Harties	NKGE	1.2	0.50	19	0.6	0.18	0.47	214
	MWS	4 dom 1	9.7	0.14	43	1.3	0.05	1.01	456
	MWS	4 dom 2	17.4	0.28	157	4.9	0.13	5.12	2 322
	MWS	5	40.3	0.31	402	12.5	0.09	7.81	3 543
Indicated Total			**235.7**	**0.26**	**1 984**	**61.7**	**0.07**	**37.44**	**16 984**
Total Measured & Indicated			**335.1**	**0.27**	**2 949**	**91.7**	**0.08**	**55.77**	**25 297**
Inferred	Harties	Flanagan	0.0	0.69	1	0.0	0.15	0.02	7
	MWS	5	15.2	0.30	146	4.6	0.09	3.17	1 437
	MWS	5 (from 2)	4.7	0.18	26	0.8	0.10	1.05	476
	Harties	Ellaton	1.3	0.39	16	0.5	0.15	0.41	187
Inferred Total			**21.2**	**0.28**	**189**	**5.9**	**0.10**	**4.64**	**2 106**

Notes:

1. Mineral Resources are quoted as in-situ Mineral Resources.
2. No cut-off grades were applied.
3. Rows and columns may not add exactly due to rounding.
4. Mineral Resources are quoted as inclusive of Mineral Reserves. Resources which are not Reserves do not have demonstrated economic viability.
5. MWS 4 Dam is split into two domains, namely Domain 1, which is the uppermost section of the dam, and Domain 2, the lowermost portion of the dam. The tailings dam has been evaluated in two separate sections as they show distinct differences in grade.

Mineral Resource to Mineral Reserve Conversion

The following factors have been used to calculate the gold equivalent cut-off grades that were used to convert the Mineral Resources to Mineral Reserves:-

Table 17: Summary of Recovery and Mass Pull Factors

Type	Description	2009	2010	long term
Processing	AU Plant recovery factor	53%	60%	68%
Processing	U3O8 Plant recovery factor	75%	78%	90%
Processing	Flotation plant recovery (U3O8)	22%	28%	38%
Processing	Flotation plant mass pull (U3O8)	6%	8%	13%

Table 18: Summary of Factors (LOM)

Type	Description	Unit	Au Factor	U Factor
Ore Resource	Density	t/m^3	1.42	1.42
Mining	External sources - dilution	%	0%	0%
Mining	Mine call factor ("MCF")	%	100%	100%
Revenue	Exchange Rate	R/USD	7.57	7.57
Revenue	Metal price	USD/oz USD/lb	711	49
Revenue	Metal price	US$/kg	173 004	818
Conversion	Oz/kg	Oz	32.15076	
Conversion	lb per kg	lb		2.20466

A 0% mining dilution has been used as no mining dilution is likely to take place as the tailings dams are mined out completely. The soil at the bottom of the dams that is likely to be mined and processed will also be mineralised as the gold and uranium migrate into the soil via gravity. A 100% MCF for gold and uranium has been used for this exercise, as the MCF cannot be calculated.

The following tables illustrate the method of calculation of the gold, uranium and gold equivalent paylimits:-

Table 19: Calculation of Gold Paylimits for 2008

	Value	Unit	Paylimit (g/t)	Action
Metal price	173	ZAR/g		
OPEX	20.27	ZAR/t	0.117	OPEX/ Metal Price
Dilution	0%	%	0.117	=PL x (1+Dilution %)
Mine call factor	100%	%	0.117	=PL/MCF
Recovery	53%	%	**0.221**	=PL/Recovery

The OPEX used in this table includes the floatation costs and Au Plant costs.

Table 20: Calculation of Uranium Paylimits for 2008

Factor	Value	Unit	Paylimit (g/t)	Action
Metal price	818	ZAR/g		
OPEX	70.47	ZAR/t	13.3	OPEX/ Metal Price
Dilution	0%	%	13.3	=PL x (1+Dilution %)
Mine call factor	100%	%	13.33	=PL/MCF
Recovery	17%	%	**80.9**	=PL/Recovery

Table 21: Calculation of Gold Equivalent Paylimits for 2008

Factor	Value	Unit	Paylimit (g/t)	Action
Metal price	173	ZAR/g		
OPEX	**31.18**	ZAR/t	0.180	OPEX/ Metal Price
Dilution	0%	%	0.180	=PL x (1+Dilution %)
Mine call factor	100%	%	0.180	=PL/MCF
Recovery	53%	%	**0.340**	=PL/Recovery

The OPEX used in this table is calculated as follows: - Gold OPEX + (Uranium OPEX x 6% Mass Pull).

The following table details the summary of the gold, uranium and gold equivalent paylimits for 2009 through to >2010, after which it will remain constant:-

Table 22: Summary of Gold, Uranium and Gold Equivalent Paylimits (2007 - 2011)

Year	Year Ending	Gold		Uranium		Gold Equivalent	
		Cost (US$/t)	Pay Limit g/t	Cost (US$/t)	Pay Limit g/t	Cost (US$/t)	Pay Limit g/t
2009	Mar-10	20.27	0.221	170.47	80.9	31.18	0.340
2010	Mar-11	22.52	0.216	115.30	53.1	31.93	0.307
>2010		22.99	0.195	74.14	34.6	32.63	0.277

The following table details the gold equivalent grades of all the dams, as well as illustrating the dams that have grades above the cut-off grades ("COG") over time:-

Table 23: Gold Equivalent Grades (g/t) 2008

Dam	Gold Equiv Grade (g/t) 2009	Above COG (0.340g/t)	Gold Equiv Grade (g/t) 2010	Above COG (0.307g/t)	Gold Equiv Grade (g/t) >2010	Above COG (0.277g/t)
Harties 1	0.352	Yes	0.367	Yes	0.408	Yes
Harties 2	0.350	Yes	0.364	Yes	0.404	Yes
Harties 5	0.304	No	0.319	Yes	0.360	Yes
Harties 6	0.292	No	0.306	No	0.348	Yes
Harties 7	0.508	Yes	0.546	Yes	0.656	Yes

Dam	Gold Equiv Grade (g/t) 2009	Above COG (0.340g/t)	Gold Equiv Grade (g/t) 2010	Above COG (0.307g/t)	Gold Equiv Grade (g/t) >2010	Above COG (0.277g/t)
Buffels 3	0.496	Yes	0.519	Yes	0.585	Yes
Buffels 4	0.524	Yes	0.548	Yes	0.616	Yes
Buffels 5	0.328	No	0.342	Yes	0.384	Yes
NGKE	0.769	Yes	0.811	Yes	0.932	Yes
MWS 2	0.571	Yes	0.590	Yes	0.644	Yes
MWS 4 (Dom 1)	0.207	No	0.218	No	0.249	No
MWS 4 (Dom 2)	0.476	Yes	0.507	Yes	0.596	Yes
MWS 5 Indicated	0.439	Yes	0.460	Yes	0.518	Yes

Shaded cells do not make the COG. It is for this reason that MWS 4 (Dom 1) is not included in the Reserve estimates. Harties 5 and 6 are not planned for mining in the next two years after which they are above the COG, and have therefore been included in the Reserve estimate.

Flanagan and Ellaton dams and the MWS 5 (Inferred) section and MWS 5 section from the MWS 2 tailings have not been included in this table as they are classified as Inferred Resources, and therefore cannot be converted to Mineral Reserves. Domain 1 of the MWS 4 dam was also not included in the Mineral Reserves, as it did not achieve the COG.

Mineral Reserves

Using the above criteria, the following Mineral Reserves have been classified:-

Table 24: Mineral Reserves as at 31 March 2008

Surface			Tonnes	Gold			Uranium		
Category	Place	Dam	Mt	Aug/t	Au('000oz)	Au (t)	U_3O_8kg/t	U_3O^8Mlb	U_3O_8 (t)
Proven	Buffels	2	23.2	0.36	267	8.3	0.09	4.61	2 090
	Buffels	3	24.9	0.35	280	8.7	0.10	5.44	2 466
	Buffels	4	14.1	0.37	170	5.3	0.10	3.17	1 439
	Harties	5	23.9	0.21	163	5.1	0.06	3.26	1 479
	Harties	6	13.3	0.20	85	2.6	0.06	1.85	839
Proven Total			**99.4**	**0.30**	**965**	**30.0**	**0.08**	**18.33**	**8 313**
Probable	Buffels	5	47.6	0.24	360	11.2	0.06	6.62	3 001
	Harties	1	74.4	0.26	624	19.4	0.06	10.17	4 611
	Harties	2	43.8	0.26	369	11.5	0.06	5.79	2 626
	Harties	7	1.3	0.27	11	0.3	0.16	0.46	211
	Harties	NKGE	1.2	0.50	19	0.6	0.18	0.47	214
	MWS	4 dom 2	17.4	0.28	157	4.9	0.13	5.12	2 322
	MWS	5	40.3	0.31	402	12.5	0.09	7.81	3 543
Probable Total			**226.0**	**0.27**	**1 941**	**60.4**	**0.07**	**36.44**	**16 529**
Total Proven &Probable			**325.4**	**0.28**	**2 907**	**90.4**	**0.08**	**54.77**	**24 842**

Notes:

1. Mineral Reserves are quoted as fully diluted delivered to mill estimates.
2. Based on assumptions of a gold price of $711 per ounce, a uranium price of $49 per pound and ZAR/$ exchange rate of 7.57, which are long term forecast figures (post 2012).
3. A Reserve COG of 0.28g/t gold equivalent was used. Uranium grades were converted to gold equivalent using a conversion factor of 1 gram per tonne, which equals 0.503 kilograms per tonne on an extracted metal basis.
4. Rows and columns may not add exactly due to rounding.
5. The average LOM gold recovery applied was 68% and 34% for uranium.
6. Only Domain 2 of the MWS 4 dam has been converted to a Mineral Reserve as the gold grade in Domain 1 is below cut-off.

ITEM 20 (F) - KEY ASSUMPTIONS, PARAMETERS AND CLASSIFICATION METHODOLOGY

Geological Modelling Methodology

Three dimensional ("3D") wireframe of the dams were constructed from survey points and borehole information representing the dam in 3D space. The reef wireframes were filled with a block model. The 1.5m samples were used for the grade estimation.

Statistical analysis provided a basis for final data verification and was used to establish specific information on population distributions and checks for anomalous values. Spatial continuity illustrations (variograms) were constructed for Au and U_3O_8. Ordinary kriging methodologies were utilized for the evaluation of the tailings dams.

Database

The total number of samples used for the estimation of the Mineral Resources, is illustrated in the table below:-

Table 25: Data used for the Modelling and Estimation of the Dams

Dam	No. of BH's	No. of Data Points (Uranium)	No. of Data Points (Gold)
Harties 1	11	354	355
Harties 2	11	319	320
Harties 5	11	186	187
Harties 6	16	209	209
Harties 7	6	25	25
Buffels 2	18	488	488
Buffels 3	6	147	147
Buffels 4	6	156	156
Buffels 5	12	227	227
MWS 2	61	No Modelling Carried Out	No Modelling Carried Out
MWS 4 (Dom 1)	45	271	266
MWS 4 (Dom 2)	45	434	426
MWS 5	56	533	533
Flanagan	2	14	14
Ellaton	13	206	206
NGKE	10	170	171

The MWS 2 dam was not remodelled for this exercise as it was depleted at the time this Technical Report was compiled.

The tailings dams are scattered over an area that stretches approximately 13.5km north-south and 14km east-west. The footprints of the fifteen tailings dams cover an area of approximately 1,100ha.

Statistical Analysis

Statistics are performed to develop an understanding of the statistical characteristics and sample population distribution relationships. Descriptive statistics in the form of histograms (frequency distributions) and probability plots (evaluate the normality of the distribution of a variable) are thus used to develop an understanding of such statistical relationships. Skewness is a measure of the deviation of the distribution from symmetry (0 - no skewness). Kurtosis measures the "peaked ness" of a distribution (0 - normal distribution).The following table illustrates the descriptive statistics that were used for the modelling:-

Table 26: Descriptive Statistics for the Tailings Dams

Harties 1 – Gold (g/t) & Uranium (kg/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
AU	355	0.270028	0.246985	0.080000	1.220000	0.016866	0.129871	2.778964	15.10141
U	354	0.060831	0.054239	0.010000	0.169000	0.000720	0.026833	0.454556	0.20076

Harties 2 – Gold (g/t) & Uranium (kg/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
AU	320	0.267094	0.242146	0.080000	1.060000	0.016646	0.129018	1.933079	6.54799
U	319	0.059176	0.053898	0.010000	0.133000	0.000550	0.023459	0.263267	-0.25194

Harties 5 – Gold (g/t) & Uranium (kg/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
AU	187	0.234439	0.195690	0.080000	2.380000	0.042769	0.206806	6.438222	62.18531
U	186	0.059909	0.053080	0.010000	0.129000	0.000746	0.027315	0.369457	-0.55963

Harties 6 – Gold (g/t) & Uranium (kg/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
AU	209	0.198565	0.179789	0.080000	0.840000	0.011173	0.105702	2.789867	11.66919
U	209	0.062038	0.055856	0.010000	0.151000	0.000710	0.026655	0.529711	0.25624

Harties 7 – Gold (g/t) & Uranium (kg/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
AU	25	0.258000	0.242596	0.100000	0.400000	0.006950	0.083367	-0.215272	-0.24932
U	25	0.168200	0.156614	0.067000	0.266000	0.003600	0.059999	-0.104719	-1.10253

Buffels 2 – Gold (g/t) & Uranium (kg/t)

Variable	Valid N	Mean	Geometric Mean	Min	Max	Variance	Std. Dev	Skewness	Kurtosis
Au (g/t)	488	0.3549	0.339	0.12	0.86	0.0115	0.107	0.947	1.53
U (kg/t)	488	0.092	0.0831	0.015	0.269	0.00163	0.0405	0.908	1.36

Buffels 3 – Gold (g/t) & Uranium (kg/t)

Variable	Valid N	Mean	Minimum	Maximum	Range	Variance	Std.Dev.	Skewness	Kurtosis
AU	147	0.353946	0.100000	0.920000	0.820000	0.019723	0.140437	1.365243	2.961573
U3O8	147	0.102701	0.026000	0.256000	0.230000	0.001844	0.042943	0.764402	0.783660

Buffels 4 – Gold (g/t) & Uranium (kg/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
AU	156	0.383974	0.360824	0.120000	1.600000	0.028880	0.169940	4.224381	25.76530
U	156	0.101519	0.094375	0.030000	0.245000	0.001487	0.038564	0.765757	0.76045

Buffels 5 – Gold (g/t) & Uranium (kg/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
AU	227	0.209207	0.188107	0.080000	1.020000	0.010986	0.104815	2.435442	14.81095
U	227	0.058057	0.045629	0.010000	0.194000	0.001464	0.038269	1.063088	1.19014

MWS 4 (Domain 1) – Gold (g/t) & Uranium (g/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
U	271	48.61993	40.22681	5.000000	147.0000	815.8661	28.56337	0.938998	0.825726
AU	266	0.13932	0.12644	0.080000	0.4600	0.0046	0.06755	1.641925	3.713983

MWS 4 (Domain 2) – Gold (g/t) & Uranium (g/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
U	434	128.4574	121.3565	9.000000	234.0000	1364.026	36.93273	-0.473723	0.386195
AU	426	0.2769	0.2595	0.080000	0.6000	0.008	0.09043	0.163163	0.896649

MWS 5 – Gold (g/t) & Uranium (g/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
U	533	91.35084	76.22174	5.00000	210.0000	2316.112	48.12600	0.31155	-0.91408
AU	533	0.30304	0.28380	0.06000	1.4600	0.015	0.12269	3.47753	26.39480

Flanagan – Gold (g/t) & Uranium (kg/t)

Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
AU	14	0.767143	0.693872	0.220000	1.200000	0.093330	0.305499	-0.390688	-0.650194

Ellaton – Gold (g/t) & Uranium (kg/t)									
Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
AU g/t	206	0.498641	0.463354	0.080000	1.620000	0.040494	0.201231	1.813100	6.864361
U kgt	206	0.171053	0.137885	0.010000	0.840000	0.009924	0.099622	1.585188	8.858931
NKGE – Gold (g/t) & Uranium (kg/t)									
Variable	Valid N	Mean	Geometric Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
AU	171	0.498012	0.430673	0.080000	1.560000	0.076102	0.275866	1.421278	2.268334
U	170	0.186059	0.122307	0.006000	0.837000	0.020723	0.143953	1.461951	3.928440

Harties 6 represents the lowest gold grade of the Harties dams, although Harties 7 has the lowest range of the values. All the Harties dams, barring Harties 5, have standard deviations ("Std. Dev.") significantly lower than the mean, indicating predominance of lower grade values. This relationship of lower Std.Dev. value to the mean value applies to uranium for all the dams.

The Buffels dams are of higher gold and uranium grade than the Harties dams. The Std.Dev. values for all the Buffels dams are lower than the respective means for uranium and gold. This relationship also holds for the MWS, Ellaton and NKGE dams as well.

Histogram, Distribution Plots and Variograms

All the gold and uranium histograms, distribution plots and variograms have been included as Appendix 4, Appendix 5, and Appendix 6, respectively.

Block Models

The diagrammatic illustrations of the Block Models created in Datamine® are included below:-

Figure 20: Harties 1 - Uranium Block Model


First Uranium
Harties 1 Uranium Block Model
Level 1360
Level 1380
A
B

Figure 21: Harties 1 - Gold Block Mod


First Ur
Harties 1 Gold
Level 1360
Level 1380
A

Figure 22: Harties 2 - Uranium


First Uranium
Harties 2 Uranium Block Model
Level 1350
A
B
Level 1360
A
B
A
B
Minxcon

Figure 23: Harties 2 - Gold


Level 1350
A
Level 1360
A
A

Figure 24: Harties 5- Uranium


First Uranium
Harties 5 Uranium Block Model
Level 1362
A
B
Level 1378
A
B
A
B

Figure 25: Harties 5- Gold


First Ura
Harties 5 Gold
Level 1362
A
Level 1374
A
A

Figure 26: Harties 6 - Uranium


First Uranium
Harties 6 Uranium Block Model

Figure 27: Harties 6 - Gold


Level 1358
Level 1365
A

Figure 28: Harties 7 - Uranium


First Uranium
Harties 7 Uranium Block Model
Composite
Level 1330
A
B

Figure 29: Harties 7 - Gold


Composite
Level 1330
A

Figure 30: Buffels 2- Uranium


Buffels 2 Dam
Gold Block Models
Level 1310 mamsl
A
B
Level 1345 mamsl
A
B
A
B
Minxcon

Figure 31: Buffels 2- Gold


Level 1310 mamsl
A
Level 1345 mamsl
A
A

Figure 32: Buffels 3 Block Models- Uranium


First Uranium
Buffels 3 Uranium Block Model
Level 1340
A
B
Level 1320
A
B
A
B

Figure 33: Buffels 3 Block Models- G


Level 1340
A
Level 1320
A
A

Figure 34: Buffels 4 Block Models - Uranium


First Uranium
Buffels 4 Uranium Block Model
Level 1330
A
B
Level 1310
A
B
A
B

Figure 35: Buffels 4 Block Models - G


Level 1330
A
Level 1310
A
A

Figure 36: Buffels 5 Block Models - Uranium


First Uranium
Buffels 5 Uranium Block Model
Level 1320
Level 1330
Level 1340
A
B
Minxcon

Figure 37: Buffels 5 Block Models - G


First Ur
Buffels 5 Gold
Level 1330
Level 1310
A

Figure 38: MWS 4 Block Models - Uranium


First Uranium
MWS 4 Uranium Block Model
Level 1355 - Domain 1
A
B
Level 1340 - Domain 2
A
B

Figure 39: MWS 4 Block Models - Golc


First Ura
MWS 4 Gold B
Level 1355 - Domain 1
A
Level 1340 - Domain 2
A

Figure 40: MWS 5 Block Models - Gold and Uranium


First Uranium
MWS 5 Gold and Uranium Block Models
Kriging Efficiency
Indicated Resources
Inferred Resources
KEFF
FROM
TO
-130.536 -41.7631
-41.7631 -26.9685
-26.9685 -20.8913
20.8913 14.8112
-14.8112 -2.18347
-2.18347 14.1122
14.1122 34.5149
34.5149 75.1824
Uranium Grade
A
B
Gold Grade
A
B

Figure 41: Ellaton Block Models - Uranium


First Uranium
Ellaton Uranium Block Model
Level 1322
A
B

Figure 42: Ellaton Block Models - Gol


First Ur
Ellaton Gold I
Level 1322
A

Figure 43: NKGE Block Models - Uranium


First Uranium
NKGE Uranium Block Model
-75000
BH10B
A
B

Figure 44: NKGE Block Models - Gold


First Ur
NKGE Gold B
-75000
A

Modelling Parameters

The following table details the modelling parameters that were used to estimate the uranium and gold grades of the tailings dams:-

Table 27: Modelling Parameters

Model Parameter	Buffels 2	Buffels 3	Buffels 4	Buffels 5	Harties 1	Harties 2	Harties 5	Harties 6	Harties 7	NKGE	Ellaton	MWS 4	MWS 5
Block Model (X, Y & Z)	100 x 100 x 3	200 x 200m x 3m									100mx 100m x3m	200m x 200m x 3m	50m x 50m x 3m
Length of Sample	1.5m	1.5m	1.5m	1.5m	1.5m	1.5m	1.5m	1.5m	1.5m	1.5m	1.5m	1.5m	1.5m
Cell Discretisation	5x5x3	5x5x3	5x5x3	5x5x3	5x5x3	5x5x3	5x5x3	5x5x3	5x5x3	5x5x3	5x5x3	5x5x3	5x5x3
1st Search Volume – Min no of Samples	12	12	12	12	12	12	12	14	12	12	12	12	12
1st Search Volume – Max no of Samples	40	40	40	40	40	40	40	40	40	40	40	40	40
2nd Search Volume – No of First	2	2	2	2	2	2	2	2	2	2	2	2	2
2nd Search Volume – Min no of Samples	8	8	8	8	8	8	8	8	8	8	8	8	8
2nd Search Volume – Max no of Samples	40	40	40	40	40	40	40	40	40	40	40	40	40
3rd Search Volume – No of First	5	5	5	5	5	5	5	5	5	5	5	5	5
3rd Search Volume – Min no of Samples	1	1	1	1	1	1	1	1	1	1	1	1	1
3rd Search Volume – Max no of Samples	20	20	20	20	20	20	20	20	20	20	20	12	12
Interpolation Method	OK	OK	OK	OK	OK	OK	OK	OK	OK	OK	OK	OK	OK

OK = Ordinary Kriging

Volume Calculation

The volumes of all of the dams were calculated by using the survey information obtained from First Uranium (detailed in Item 7 (e)) and importing the data into Datamine® in order to create a 3 -dimensional (3-D") Digital Terrain Model ("DTM"). The following table details the volumes that were calculated:-

Table 28: Tailings Dam Volumes

Dam	May 2007 Volume (m^3)	November 2007 Volume (m^3)	Variance (m^3)
Harties 1	57,860,000	52,378,551	-5,481,449
Harties 2	22,275,000	30,823,856	8,548,856
Harties 5	14,458,125	16,797,405	2,339,280
Harties 6	9,127,500	9,375,167	247,667
Harties 7	1,062,500	905,430	-157,070
Buffels 3	18,375,000	17,544,506	-830,494
Buffels 4	10,237,500	9,935,885	-301,615
Buffels 5	28,490,000	33,548,913	5,058,913
MWS 4	18,640,916	19,066,197	425,281
MWS 5	48,030,350	42,354,059	-5,676,291
Flanagan	29,825	31,690	1,865
Ellaton	638,056	894,366	256,310
NGKE	440,439	828,354	387,915
TOTAL	**247,159,882**	**251,929,871**	**4,769,989**

Since May 2007, all the dams have been surveyed and DTMs created, which increased the confidence in the volume of the dams as these measurements are considered more accurate than the previous calculations.

The discrepancy in the volume of MWS 5 dam can be attributed to the fact that during the November 2007 exercise the dam was only measured to the extent that the boreholes were drilled and the boreholes did not all reach the bottom of the dam. More material could potentially lie beneath this level, but has not been evaluated, due to the lack of drilling to that depth.

The volume of the Buffels 2 dam was calculated by using the survey information obtained from First Uranium (detailed in Item 7 (e)) and importing the data into Datamine® in order to create a 3 -dimensional (3-D") Digital Terrain Model ("DTM"). The following table details the volumes that were calculated:-

Table 29: Tailings Dam Volume

Dam	May 2007 Volume (m^3)	November 2007 Volume (m^3)	December 2008 Volume (m^3)	March 2008 Volume (m^3)*
Buffels 2	14,812,500	17,005,468	17,922,783	16,702,514

*Takes into account material that has been mined out since December 2007.

Specific Gravity

The following table details the specific gravity (SG") testwork carried out in August 2007 on the density of the dams:-

Table 30: SG Testwork Results

Dam	As at May 2007 SG (t/m3)	As at November 2007 SG (t/m^3)
Harties 1	1.60	1.360
Harties 2	1.60	1.410
Harties 5	1.60	1.410
Harties 6	1.60	1.369
Harties 7	1.60	1.496
Buffels 2	1.60	1.381
Buffels 3	1.60	No new Testwork – Too wet
Buffels 4	1.60	No new Testwork – Too wet
Buffels 5	1.60	1.498
MWS 4	1.43	No change (previously calculated)
MWS 5	1.44	No change (previously calculated)
Flanagan	1.60	No new Testwork
Ellaton	1.42	1.386
NKGE	1.42	1.448
AVERAGE	**1.54**	**1.418**

Civilab (Pty) Ltd carried out the testwork on the dams. The tests were carried out in accordance with Method A10(b): Method C of TMH1 of 1986. No test work was carried out on the Buffels 3 and 4 and Flanagan Dams.

It was decided to use an average of 1.42t/m^3 for all the dams, as this is the average that has been achieved during the mining of the MWS Dam 2, as well as the rounded average of all the testwork conducted on all the dams. The figures illustrated in the table above show high variability as the material is variable though the dam. However, the information gathered was useful in that it showed that the average of the dams (when rounded) is the same as the average of MWS 2 dam, which figure is proved.

Tonnage Calculation

The tonnage of the dams was calculated using the volumes obtained by creating a DTM of the dam and multiplying the volume obtained by an SG of 1.42t/m^3.

The difference between the May and November tonnage estimates can mainly be attributed to the SG testwork that was conducted and the verification of the SG for MWS 2 dam, which proved that the actual SG was actually lower than the 1.6t/m^3 previously estimated. The figure of 1.6t/m^3 was previously based on government returns.

The results are illustrated in the following table, as well as illustrating the variance in tonnage calculated in May 2007 compared to November 2007:-

Table 31: Estimated Tonnages

Dam	May 2007 Tonnes	November 2007 Tonnes	Variance
Harties 1	92,576,000	74,377,542	-18,198,458
Harties 2	35,640,000	43,769,875	8,129,875
Harties 5	23,133,000	23,852,315	719,315
Harties 6	14,604,000	13,312,737	-1,291,263
Harties 7	1,700,000	1,285,710	-414,290
Buffels 3	29,400,000	24,913,199	-4,486,801
Buffels 4	16,380,000	14,108,957	-2,271,043
Buffels 5	45,584,000	47,639,457	2,055,457
MWS 2	7,798,000	624,834	-7,173,166*
MWS 4	26,757,177	27,074,000	316,823
MWS 5	60,691,378	60,142,764	-548,614
Flanagan	42,352	45,000	2,648
Ellaton	906,039	1,270,000	363,961
NGKE	625,424	1,176,262	550,838
TOTAL	**379,537,370**	**357,740,417**	**-21,796,953**

* Equates to material that has been mined.

The results for Buffels 2 dam are illustrated in the following table, as well as illustrating the variance in tonnage calculated in May 2007 compared to November 2007 and March 2008:-

Table 32: Estimated Tonnages

Dam	May 2007 Tonnes	November 2007 Tonnes	December 2007 Tonnes	March 2008 Tonnes*
Buffels 2	23,700,000	24,147,765	24,955,367	23,222,586

*Takes into account material that has been mined out since December 2007.

Grade Estimation

The grades detailed below were estimated using Datamine Studio®, unless otherwise stated:-

Table 33: Estimated Grades

Dam	May 2007 U_3O_8 Grade (kg/t)	November 2007 U_3O_8 Grade (kg/t)	May 2007 Gold Grade (g/t)	November 2007 Gold Grade (g/t)
Harties 1	0.060	0.062	0.32	0.261
Harties 2	0.060	0.060	0.31	0.262
Harties 5	0.050	0.062	0.31	0.213
Harties 6	0.060	0.063	0.22	0.199
Harties 7	0.240	0.164	0.54	0.267
Buffels 3	0.100	0.099	0.35	0.350
Buffels 4	0.100	0.102	0.38	0.374
Buffels 5	0.060	0.063	0.21	0.235
MWS 2	0.082	0.082	0.45	0.450
MWS 4	0.104	0.102	0.22	0.229
MWS 5	0.084	0.091	0.29	0.276
Flanagan	Non were available	0.152	0.74	0.694
Ellaton	0.154	0.147	0.48	0.387
NGKE	0.126	0.182	0.46	0.501
WEIGHTED AVERAGE	**0.075**	**0.077**	**0.30**	**0.275**

The grades for the Flanagan Dam are weighted average grades of the drilling that was carried out on the dam as there were only 2 boreholes drilled on this dam and kriging could not be carried out using only two boreholes.

As is illustrated in the table above, the weighted average uranium grade that was estimated for November increased slightly against the May average, whilst the gold grade decreased slightly. This can be attributed to the in-fill drilling that was carried out as previous drilling was concentrated around the edges of the dams, where the gold grades are higher and the uranium grades lower. Minxcon believe that the updated figures are more representative of the dams as a whole.

The grades (gold and uranium) detailed for Buffels 2 dam below were estimated using Datamine Studio®:-

Table 34: Estimated Grades

Dam	May 2007 U_3O_8 Grade (kg/t)	November 2007 U_3O_8 Grade (kg/t)	March 2008 U_3O_8 Grade (kg/t)	May 2007 Gold Grade (g/t)	November 2007 Gold Grade (g/t)	March 2008 Gold Grade (g/t)
Buffels 2	0.090	0.086	0.090	0.40	0.398	0.357

As is illustrated in the table above, the average uranium grade that was estimated for March 2008 increased slightly against the May average, whilst the gold grade decreased slightly. This can be attributed to the spacing of the drilling that was carried out as previous drilling was concentrated around the edges of the dam, where the gold grades are higher and the uranium grades lower. Minxcon believe that the updated figures are more representative of the dams as a whole.

Mineral Resource Classification

The Mineral Resource classification is a function of the confidence of the whole exploration process, from drilling, sampling, geological understanding through to geostatistical relationships.
The following aspects or parameters were used for Resource classification:

1. Sampling - QA/QC
    a. Measured: high confidence, no problem areas.
    b. Indicated: high confidence, some problem areas with low risk.
    c. Inferred: some aspects might be of medium to high risk.
2. Geological Confidence
    a. Measured: high confidence in the understanding of geological relationships, continuity of geological trends and sufficient data.
    b. Indicated: good understanding of geological relationships.
    c. Inferred: geological continuity not established.
3. Number of samples used to estimate a specific block
    a. Measured: at least 4 boreholes within semi-variogram range and minimum of twenty 1m composited samples.
    b. Indicated: at least 3 boreholes within semi-variogram range and a minimum of twelve 1m composite samples.
    c. Inferred: less than 3 boreholes within the semi-variogram range.
4. Kriged variance
    a. This is a relative parameter and is only an indication and used in conjunction with the other parameters.
5. Distance to sample (semi-variogram range)
    a. Measured: at least within 60% of semi - variogram range.
    b. Indicated: within semi-variogram range.

   c. Inferred: further than semi-variogram range.
6. Lower Confidence Limit (blocks)
   a. Measured: < 20% from mean (80% confidence).
   b. Indicated: 20% - 40% from mean (80% - 60% confidence).
   c. Inferred: more than 40% (less than 60% confidence).
7. Kriging Efficiency
   a. Measured: > 40%.
   b. Indicated: 20 - 40%.
   c. Inferred: <20%.
8. Deviation from lower 90% confidence limit (data distribution within area considered for classification)
   a. Measured Resource: <10% deviation from mean.
   b. Indicated Resource: 10 - 20%.
   c. Inferred Resource: >20.

The Mineral Resources estimated for the dams are classified based on the points 1 to 8 above as Measured Mineral Resources.

ITEM 20 (G) AND (H) - MODIFYING FACTORS

Minxcon's assessment of the extent to which the Mineral Resources and Mineral Reserves may be affected by certain factors is set out overleaf:

Table 35: Modifying Factors

Modifying Factor	Effect on Mineral Resources and Mineral Reserves
Environmental	The reprocessing of the existing tailings dams is likely to improve the environmental situation, therefore the environmental factors will not have a material effect on the Resources or Reserves
Permitting/Legal/ Title	Minxcon do not believe that the DME will withhold the approval of the Mining Right which is currently with the DME. The mining of gold is assured up till April 2009 from the Harties and Buffels Dams as a valid Mining Licence is in place up to this time.
Taxation	Taxation issues are not expected to affect the Mineral Resources/Reserves.
Socio-economic	There are no socio-economic issues that will affect the status of the Mineral Resources or Reserves
Marketing	No issues regarding marketing will have a material effect on the Mineral Resources and Reserves.
Political	No issues regarding the political situation in South Africa are likely to have a material effect on the Mineral Resources and Reserves.
Mining	The mining method has been proved during the mining of MWS 2 and Buffels 2 dams; therefore no issues regarding any of the mining aspects are likely to materially affect the Mineral Resources or Reserves.
Metallurgical	The metallurgical process to be utilised during Module 3 of the upgrade plan still needs to be finalised, however, the choice of metallurgical process (atmospheric leach or pressure leach) will not affect the status of the Mineral Resources or Reserves.
Infrastructure	The area has very well established infrastructure facilities; therefore no impact on the Mineral Resources or Reserves is foreseen.

ITEM 20 (I) - MINERAL RESOURCES AND MINERAL RESERVES USED IN ECONOMIC ANALYSIS

Only Measured and Indicated Resources were used in the calculation of the discounted cash flow. Inferred Resources were not valued.

ITEM 20 (J) - INFERRED MINERAL RESOURCES USED IN ECONOMIC ANALYSIS

Inferred Resources were not used in the economic valuation contained in this report. These Inferred Resources are considered too speculative to have economic considerations applied to them that would enable them to be categorised as Mineral Reserves.

ITEM 20 (K) - INDICATED RESOURCES NOT CONVERTED TO MINERAL RESERVES

Only Domain 1 of MWS 4 dam, which is classified as an Indicated Mineral Resource, was NOT converted to a Mineral Reserve as the gold grade is not currently economically viable at the gold price that was used to evaluate the viability of the Mineral Reserves. When this dam comes on line to be mined, it will be re-evaluated, using the gold price at the time, to re-evaluate its viability to be mined. If, at that time, it still proves to be uneconomic, the material contained in Domain 1 will simply be moved straight to the new tailings dam in order to access Domain 2, which lies below Domain 1. Costs to move the material from Domain 1 have been incorporated into the DCF as a precautionary measure.

ITEM 20 (L) - GRADE, QUANTITY & CATEGORY OF THE MINERAL RESOURCES AND MINERAL RESERVES

Included in Item 20 (e).

ITEM 20 (M) - METAL SPLITS OF MULTI ELEMENT MINE

Only gold and uranium have been estimated. Details on the quantities of these two elements are included in Item 20 (e).

ITEM 21- ADDITIONAL INFORMATION

ITEM 21 (A) - MINING AND PRODUCTION

The tailings are recovered using high pressure water cannons. The pulp is screened to remove debris and coarse material at the dam. The screened slurry is then pumped to the plant. Most of the water required for the process is used at this stage.

This type of recovery operation is not uncommon. The AngloGold Ashanti Limited ERGO project operated for 25 years recovering gold and uranium from tailings dams using this method of tailings recovery.

All of the Measured and Indicated Mineral Resources of the combined MWS/Buffelsfontein Project will be recovered and processed except for the MWS 4 dam (Domain 1). In the MWS 4 dam, the upper 12m of the dam has been sampled and identified as having too low a grade for recovery and treatment. Therefore, the top 12m of material will be moved to a tailings storage area. The bottom portion of the dam will then be available for recovery and treatment.

The following table details the production schedule of the mining of the tailings dams:-

Figure 45: LOM Tonnage Profile


25000000
20000000
15000000
10000000
5000000
0
Mar09
Mar10
Mar11
Mar12
Mar13
Mar14
Mar15
Mar16
Mar17
Mar18
Mar19
Mar20
Mar21
Mar22
Mar23
B 5
H 6
H 2
H 5
H 1
MWS 5
B 3
B 4
MWS 4
H 7
NKGE
B 2

The plant is currently running at a rate of 536ktpm being fed by material from the Buffels 2 dam. In the previous report it was estimated that the plant would be running at a capacity of 633ktpm from January 2008, but there have been issues with the clay material that has been encountered in the tailings dam. Volume throughput is however on the increase at present.

The preproduction phase for the mining is relatively short and includes the installation of piping to the plant, collection ditches, water pumping areas, and a screening plant in the area to be reclaimed.

Power is available in the area as this is an industrial area with power lines feeding the various mines and mills. Future power generation is discussed in greater detail in below.

There is an existing network of roads in the area.

The main mine equipment consists of slurry and water piping and cannons for hydraulic mining of the tailings.

In addition to the recovered tailings, there is a concentrate stream (3.2Mt over the LOM) from the BGM Underground Mine gold plant that will be taken to the tailings recovery plant and treated for the recovery of uranium and gold. The following graph details the amount of concentrates to be treated:-

Figure 46: Buffels and Plant Concentrate Streams


3500000
3000000
2500000
2000000
1500000
1000000
500000
0
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Buffels Concentrate
First Stage Conc.

Acid Plant

FUSA plans to purchase and install an "off the shelf" acid plant to produce sulphuric acid to reduce the future costs and secure supply of acid required for the Project. Reduction in the availability of electrical power in South Africa has caused cutbacks in the operation of smelters and other facilities that produce sulphuric acid as a by-product.

The reduced supply of acid, increases in the cost of elemental sulphur (which is used to produce acid) and increased demand for acid in the base metal sector and for fertilizer production have led to rapidly increasing acid prices.

Preliminary test work has been conducted on the flotation of sulphides from the historic slimes dams at MWS. The test work was done by Mintek under the auspices of FUSA management and external consultants to evaluate the desired parameters necessary to recover pyrite at the desired sulphur levels and gold and uranium recovery.

The flotation concentrate will be roasted in a fluidised bed roaster at high temperature to convert the pyrite to iron oxide and sulphur dioxide which in turn is converted to sulphuric acid using a chemical process. Further testwork is to be carried out on representative slimes dam samples with the view of establishing the optimum extraction efficiencies of both valuable metals and sulphur during sulphide flotation.

Test work will also be required on the roasting of the pyrite in order to establish the availability and conversion of the sulphur contained in the Pyrite to sulphuric acid. Additional test work in both flotation and roasting will be required

The Corporation has assessed the feasibility of constructing its own acid plant to provide the required amount of sulphuric acid for its operations to mitigate the effect of the rising costs of elemental sulphur and sulphuric acid.

Based on a 2007 analysis of pyrite feed-stock potential from the MWS tailings dams, a 2008 preliminary technical assessment and a recent market analyst, the Corporation expects that it will take nineteen months to procure and commission the acid plant and anticipates that the first acid production would begin in January 2010. The industry outlook for sulphuric acid is closely related to the sulphur market which calls for tight supply and significant price increases.

Once the Corporation procures and installs an acid plant, the plan is to direct all of the pyrite currently produced as waste at the MWS tailings plant to the acid plant, where tried and tested pyrite roasting and gas scrubbing technology will be used to produce sulphuric acid. The acid plant would be operated as a separate business segment of First Uranium, which would buy pyrite from MWS at a set price and sell sulphuric acid to MWS at a set price. The acid business would be charged with the capital to purchase and install the acid plant, sell its acid production to the Ezulwini Mine, MWS, as well as sell any excess acid produced to third-parties at the prevailing market rates and report its revenue and profitability as a subsidiary business of First Uranium.

The technical parameters used for the economic assessment are based upon test work and a preliminary assessment that has been conducted by MDM (Pty) Ltd during the past five months. The feasibility study is expected to be concluded by the end of July 2008. Of potential benefit to the installation of an acid plant is Simmer & Jack Mines, Limited's existing license to produce acid at their Buffelsfontein Gold Mine under their Old Order Mining Right, which is in the process of being converted to a New Order Mining Right.

The documentation to support the conversion of this mining right will require an amendment to include an acid plant.

Table 36: Acid Plant Project Specifications and Economics

Description	Amount	Unit
Tonnes of sulphur required per month	6,000	tpm
Tonnes of tailings concentrate (pyrite) required per month	23,100	tpm
Tonnes of acid produced per month	18,000	tpm
Total capital	124	$ millions
Total capital cost per total tonne of acid produced	30.9	$/tonne
Operating cost of acid plant per tonne of acid produced	14	$/tonne
Revenue per tonne of acid charged to Ezulwini and MWS	50.6	$/tonne
IRR	6%	%
Payback	11	years
NPV	28	$ millions

Source: FUSA

The planned acid plant is expected to be able to produce up to 600 tonnes of sulphuric acid per day with the option to reduce capacity to 450tpd depending on the Corporation's acid requirements. In addition, the installed plant would have the flexibility to adjust the process to achieve the desired sulphuric acid production regardless of the pyrite content in the tailings, which should allow the Corporation to fulfil its sulphuric acid requirements despite variances in the pyrite content from one tailings dam to the next.

The Corporation expects there to be a healthy market into which it should be able to sell any acid production that is excess to the Corporation's requirements for the running of its gold and uranium plants.

Based on the price projections to purchase sulphuric acid, the Corporation expects the acid plant to operate at an incremental cost of approximately $14/t of acid, which will be reduced by credits received the roughly 4MW of electrical power by-product that the plant is expected to produce. The financial impact of the acid plant, but not the 4MW power by-product, has been factored in the cash flow analysis below.

The incremental benefits to the Corporation's MWS project are tabled below and reflect the required investment in electrical power generation, the rising costs of Eskom-supplied power in future years and the construction of an acid plant, the Corporation's current assumptions for the projects prices of uranium and gold and the project currency exchange rate of the South African rand and the US dollar.

Table 37: Acid Prices at MWS

Description	November 2007[1]	April 2008 Power & Own Acid	April 2008 Acid Exposed Conservative case	April 2008 Acid Market Downside case
Average H_2SO_4 price ($/tonne)	60	73.4[2]	114.6[3]	168.3[4]
Operating cost ($/tonne)	2.5	2.9	3.2	3.4
NPV ($ millions)	505	443	396	367

Notes:

1) The source of the November 2007 data was the 'Technical Report on the Pre-Feasibility of the Buffelsfontein Tailings Recovery Project, located at Stilfontein, North West Province, South Africa'
2) H_2SO_4 : Yr1 $266 / tonne; Yr2 $266 / tonne; Yr3 and beyond $34.2 / tonne
3) H_2SO_4 : Yr1 $266 / tonne; Yr2 $266 / tonne; Yr3 -Yr6 $170 / tonne ; Yr6 and beyond $95 / tonne
4) H_2SO_4 : Yr1 $266 / tonne; Yr2 $266 / tonne; Yr3 and beyond $200 / tonne
5) Average life of mine rate to exchange Rand to US dollars = 7.53
6) Average acid input cost of total operating cost for MWS = 23%
7) Average H_2SO_4 costs are a blend of the cost of contracted acid supply and the cost of the planned acid plant

Table 38: Acid Plant Economic Assumptions and Valuation

Economic Assumptions	Unit	Mar 2011	Mar 2012	Mar 2013	Mar 2014	>Mar 2014
Currency exchange rate	(ZAR/$US)	7.50	7.45	7.57	7.57	7.57
Sulphuric acid price (Market Outlook)	$/tonne	170	170	170	170	95
Sulphuric acid price (Market High Case)	$/tonne	200	200	200	200	200

PRELIMINARY ASSESSMENT VALUATION	Unit	Market Outlook	Market High Case
NPV	$ millions	28	75
IRR	%	6%	13%

Power Generation

On January 24, 2008 Eskom communicated to the mining industry that the utility could not guarantee power availability and asked the industry to operate at electrical power levels below historical load requirements until 2012. While Eskom has announced plans to increase the supply of power incrementally in the years leading up to 2012, Eskom also reports that full power availability cannot be guaranteed until then. So far, the Project has not been affected by the power situation as it is drawing additional power from Buffelsfontein Gold Mines Limited.

FUSA has conducted a study assessing the economic viability of generating its own power for the next five years, as a result of the significantly reduced supply of electrical power currently available in South Africa and Eskom's concerns about its ability to supply power to the country's mining industry in the short term.

Full operation of MWS is expected to require a maximum demand of 43mW of power by February 2010, of which Eskom has committed to supply 29mW by this date, requiring the Corporation to generate 14mW independently.

The results of the economic analysis were positive and FUSA plans to initially lease diesel generators for a term of up to 5 years. In addition, the Corporation plans to purchase and install 30mW of electrical power generating capacity at a cost of approximately US$20 million. The Corporation expects to power its generators using a combination of diesel fuel and heavy fuel oil for approximately 5 years and to recover approximately 50% of its investment by selling the power generators when they are no longer needed.

ITEM 21 (B) - RECOVERABILITY

The following graph illustrates a summary of the recoverability for gold and uranium over the LOM:-

Figure 47: Gold and Uranium Recoveries


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024
Gold Recovery
Total U3O8 Recovery

The first stepped increase in the recoveries of both gold and uranium, occurs as a result of the uranium plant being introduced with an atmospheric leaching circuit, which will also increase the amount of gold that is liberated, thus increasing the gold yield.

The second stepped increase that takes place is a result of the replacement of the atmospheric leach processing facility with a pressure leach processing facility, which increases the yield of both the gold and uranium.

The further expansion of the MWS gold plant to double its capacity and the construction of the first two modules of the Project's uranium plant has been initiated for commissioning in December 2008. The third and final modules of the gold plant and the uranium plant are to be commissioned in December 2009.

ITEM 21 (C) - MARKETS

Gold Markets

Since 2001, the US$ gold price has steadily been increasing, reaching a high of $1011/oz in March 2008, which is the highest gold price ever recorded. The average quarterly price for the first quarter of 2008 was $924.83/oz, up $138.58/oz from the final quarter of 2007.

An encouraging sign is that both consumers and investors pushed demand (US$) for gold to a record level of $79.2 billion in 2007 (a 20% increase from 2006 figures), according to figures published by the World Gold Council ("WGC"), with all categories of demand (jewellery, industrial and investment) recording double-digit year-on-year growth in dollar terms.

In 2007, the supply of gold fell by 3% below 2006 levels to 3,469 tonnes. Mine output remained similar to that of 2006. An increase in de-hedging, which rose to 400tons from 373 tons, and a 15% fall in scrap supply were largely, but not entirely offset, by higher level of central bank sales (World Gold Council Website, April 2008).

Figure 48: Global Gold Supply and Demand


Global Gold Supply (Tons)
2007
Old gold scrap
Offical sector sales
Total Mine Supply
Global Gold Demand (Tons)
2007
ETF's and similar
Bar & Coin retail investment
Industrial and Dental
Jewellery

For now, the outlook for gold remains buoyant. Historically drivers for gold creating market uncertainty and prompting investors to opt for gold as alternative investment were:-

- political uncertainty;
- currency fluctuation;
- stock market uncertainty;
- high inflation and low real interest rates.

While political tension has faded during the past few years, the after affects are still dictating the direction of the gold price. Although the gold market has never again experienced hyperinflation like was seen in the early 1980's, it still has an impact as illustrated in the figure below, effectively lowering the real interest rate in the US.

Figure 49: Gold Price and Interest Rate Relationship


Gold (US $/oz)
US Real Interest Rate (%)
1 200.00
1 000.00
800.00
600.00
400.00
200.00
-
25.00
20.00
15.00
10.00
5.00
0.00
Jan-80 Jan-82 Jan-84 Jan-86 Jan-88 Jan-90 Jan-92 Jan-94 Jan-96 Jan-98 Jan-00 Jan-02 Jan-04 Jan-06 Jan-08

The real rate of short term interest is currently following a downward trend, going close to negative territory therefore forcing investors to find alternative investments. In addition to this, the continued credit crisis and depreciation of the US$ has led to increased gold purchases as a safe haven asset and dollar hedge. These factors underpinned the gold price reaching levels above US$1000/oz. The gold price has seen a significant turnaround since March 2001, when the price hovered around the $260/oz level, currently trading at between US$850/oz to US$950/oz, levels last seen in the 1980's.

Figure 50: Gold Price in USD and ZAR


Gold (US $/oz)
Gold Price (ZAR/kg)
Gold Price (US$/oz)
Gold Price (ZAR/kg)
1 200.00
1 000.00
800.00
600.00
400.00
200.00
-
300 000
250 000
200 000
150 000
100 000
50 000
-
Jan-80 Jan-82 Jan-84 Jan-86 Jan-88 Jan-90 Jan-92 Jan-94 Jan-96 Jan-98 Jan-00 Jan-02 Jan-04 Jan-06 Jan-08

US and world markets are currently dominated by the fallout from the housing and financial sector crisis in the US. The first quarter of 2008 was beset by announcements of massive sub-prime related write downs and record losses in the banking sector. Sharp falls in the value of financial stocks dragged down world equity markets. Gold prices during 2007 have largely been attributed to the interplay between investors and the jewellery sector. The year saw capital flowing in such homes as exchange traded funds ("ETF's"), allocated metal accounts and the futures markets.

Overall, this still paints a rosy picture for the dollar gold price. The other side of the coin is that non-US producer currencies could strengthen against the dollar as a result, therefore placing a ceiling on the gold price in own currency. As illustrated in the figure below, gold has become cheaper for Non-US investors. The question however remains will the US$ recover against other major currencies in the future?

Figure 51: Gold Price and US$/Euro relationship


Gold (US $/oz)
U.S. / Euro Foreign Exchange Rate
1100
1000
900
800
700
600
500
400
300
200
1.6
1.5
1.4
1.3
1.2
1.1
1
0.9
0.8
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08

Most analysts remain bullish of the gold price and short-term forecasts reflect a strong rand gold price.

Uranium Markets

Close to half of the world's mine production of uranium comes from Canada (25%) and Australia (19%). South Africa currently accounts for only 1% of total demand but is likely to increase due to old slimes dams that will be treated in the near future. World mine production of U3O8 decreased marginally from 108.37Mlb in 2005 to 102.32Mlb in 2006.

The demand for U3O8 is directly linked to electrical generation by nuclear power plants. Annual fuel consumption by the Western nations has increased from approximately 73 million pounds of U3O8 in 1980 to approximately 170 million pounds of U3O8 in 2007.

The overriding feature of the uranium market is that uranium consumption continues to exceed mine production by a significant margin. This deficit is filled from several secondary sources including:-

- recycled uranium and plutonium from spent fuel, as mixed oxide fuel,
- re-enriched depleted uranium tails,
- ex military weapons-grade uranium,

- civil stockpiles,
- ex military weapons-grade plutonium.

Figure 52: Global Uranium Primary Production (1995-2006)


120
100
80
60
40
20
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
U.S.
South Africa
Other
Namibia
France
Eastern Europe
Former Soviet
Central Africa
Canada
Australia

Note: The Ux Consulting Company, LLC

The following graph illustrates global production per country for 2006:-

Figure 53: Global Uranium Production per Region (2006)


0%
5%
10%
15%
20%
25%
30%
35%
Australia, 19%
Canada, 25%
Central Africa, 8%
Former Soviet, 30%
Eastern Europe, 1%
Namibia, 8%
Other, 3%
South Africa, 1%
U.S., 4%

Note: The Ux Consulting Company, LLC

The spot uranium market has been through a turbulent period during the last three and a half years, characterized by a series of upward price jumps, as shown in Figure 54.

Figure 54: U3O8 Spot Price - (Monthly)


US$/lb
160
140
120
100
80
60
40
20
0
Jan-94
Jul-94
Jan-95
Jul-95
Jan-96
Jul-96
Jan-97
Jul-97
Jan-98
Jul-98
Jan-99
Jul-99
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08

The combination of robust demand and sellers' expectations of future price increases continued to exert upward pressure on the spot uranium price, until June of 2007. The Uranium spot price pretty much followed that same trend as other base metals and following the fourth quarter of 2006, when active supply of spot uranium was at its lowest level on record, accompanied by short supply, prices started to rise significantly.

After reaching its all-time low of 1.3 million pounds U3O8 in October-December 2006, the active supply of uranium started to recover—to a level of about 2.7 million pounds U3O8 by the end of July 2007. Simultaneously, active demand dropped precipitously, from a peak of 6.3 million pounds U3O8 in November of 2006, to below the level of one million pounds U3O8. With this very low demand level and reasonable supply, the spot price retracted, dropping from $138 per pound U3O8 to $105 in 6 weeks.

The 2007 weighted-average price of $32.78 per pound U3O8 increased 76 percent compared with the 2006 price of $18.61 per pound U3O8e, as uranium prices rose significantly during 2007. The current spot price is dropping now (Currently US$60/lb), because of little near-term demand, but long-term prices looks to be steady

- Questions about production expansion remain and some of the recent announcements of new production are unlikely to become feasible
- More reactors are being ordered, so long-term prospects for uranium demand look good
- Spot prices are likely to remain volatile until a clear picture of future supply/demand emerges

Sulphur

The following graph illustrates the Sulphur spot price comparison from 2005 to 2008:-

Figure 55: Sulphur Spot Price Comparison


Sulphur Spot Price (Historical to Date)
$ per tonne fob bulk
700
600
500
400
300
200
100
0
Jan-05
Jan-06
Jan-07
Jan-08
fob Vancouver
cfr India

Notes:

1) FOB means "free on board" and indicates that the quoted price includes the cost of loading the goods into transport vessels at the specified location.
2) CFR means "cost and freight" and indicates that the cost of the goods and freight charges are included in the quoted price; while the buyer arranges for and pays insurance.
3) As South Africa is a net importer of sulphur, local suppliers practice import parity pricing with industry recognized benchmark prices as shown.

The long-term global outlook for the sulphuric acid ("H_2SO_4") market is based upon information from sulphur industry research and is primarily driven by the spot price for sulphur.

Table 39: International Acid Price Forecast

	2008 (US$/t)	2009e (US$/t)	2010 – 2015e (US$/t)	2015-2020e (US$/t)
Tampa (cfr) consumer (fob)	250	175	80	80
Houston (fob)	260	175	80	80
Average H_2SO_4 price	**265**	**175**	**80**	**80**

Notes:

1) FOB means "free on board" and indicates that the quoted price includes the cost of loading the goods into transport vessels at the specified location.
2) CFR means "cost and freight" and indicates that the cost of the goods and freight charges are included in the quoted price; while the buyer arranges for and pays insurance.

The forecast acid prices, indicated in the table below, exclude the $90 per tonne cost of transport from the port of entry into South Africa to the Corporation's mining operations which are in the West Witwatersrand region. Due to new uranium mining activity in this region, there is increasing local demand for sulphuric acid. This demand is expected to normalize once additional acid plants have been commissioned. Until then First Uranium and other competitors will buy acid and will have to deal with a landed sulphuric acid cost plus domestic transportation costs.

Table 40: Delivered Acid Price Forecast

	2008 (US$/t)	2009e (US$/t)	2010 – 2014e (US$/t)	2014-2020e (US$/t)
Average international H_2SO_4 price -- fob Richards Bay, South Africa	260	175	80	80
Transport -- ex Richards Bay, South Africa	90	90	90	15
Total cost modelled	**350**	**265**	**170**	**95**

Future price projections by some South African suppliers indicate sulphuric acid costs ranging between US$330 and US$600 per tonne and have not yet taken into consideration the acid demand at mining projects, such as MWS, which are yet to come on stream and represents 15% of current market acid supply.

ITEM 21 (D) - CONTRACTS

NUFCOR Agreements

First Uranium has entered into two agreements with the Nuclear Fuels Corporation of South Africa (Pty) Ltd ("NUFCOR"), namely:-

- Toll Treatment Agreement for the calcining of Ammonium Diurinate ((NH4)2U2O7) ("ADU") to produce U3O8; and
- Off Take Agreement for the interim period spanning June 2008 to December 2008, during which First Uranium will be producing ADU. The Off Take Agreement is required so that First Uranium is able to sell U3O8 as it produces, whilst NUFCOR builds the First Uranium calcining facility to enable toll treatment to occur.

NUFCOR Toll Treatment Agreement

A toll treatment agreement exists between NUFCOR and First Uranium (Agreement Reference 42215/WW/003). The agreement records the terms and conditions upon which:-

- NUFCOR will collect and transport the ADU from the First Uranium Operation, located at the MWS (Pty) Ltd plant in Stilfontein, to the NUFCOR Works, located in Western Areas;
- NUFCOR will dry and calcine ADU to produce UOC (predominantly composed of UO2 and UO3, reported as U3O8), on behalf of First Uranium;
- NUFCOR will package and store the UOC;
- NUFCOR will return the Ammonium Sulphate Solution (a waste product from the calcining of ADU) from NUFCOR Works to the First Uranium Works;
- NUFCOR will facilitate the transport and shipping of UOC to the Converters (which is a facility licensed to receive, store and convert U3O8 into natural uranium hexafluoride (UF6) in accordance with the Treaty on the Non-Proliferation of Nuclear Weapons ("NPT"), on behalf of First Uranium), and
- NUFCOR will build Stream 3, which will be the calcining stream at the NUFCOR Works, with a maximum installed capacity of 2,700tpa UOC that will be used non-exclusively to treat First Uranium material including the planned stream availability of 82%, which equates to 2,200tpa UOC. However, only 50% of this available capacity will be dedicated to First Uranium, that is, week 1 and week 3 of every production month (approximately 1,100tpa of available capacity to First Uranium).

The Toll Treatment Agreement commenced on 3 September 2007 and shall, subject to any earlier termination in terms of this agreement, continue indefinitely thereafter for so long as mining operations are conducted at the First Uranium Works by First Uranium. According to the agreement, the U_3O_8 content in the ADU delivered to NUFCOR will be >30% and <38%.

NUFCOR Off Take Agreement

An Off Take Agreement also exists between First Uranium and NUFCOR (Agreement Reference: 42215/WWW/005). The agreement records the terms and conditions upon which:-

- NUFCOR will collect and road transport ADU from the First Uranium Works to the NUFCOR Works, and
- NUFCOR will purchase the U3O8 in ADU from First Uranium.

The agreement was signed on 12 October 2007 and shall, subject to any earlier termination in terms of the Agreement, continue in full force and effect up to and including 20 December 2008, or until such time as the ADU is processed in Stream 3 as referenced in the Toll Treatment Agreement.

Shared Services Agreement

Simmers and First Uranium are parties to a shared services agreement pursuant to which Simmers shall provide to First Uranium and/or its subsidiaries, the following services, as required by First Uranium and/or its subsidiaries:-

- Project management and technical services;
- Cash management and investment services;
- Accounting, treasury and financial services;
- Corporate secretarial services;
- Human resource and staffing services, including payroll and benefits administration; and
- Such other services as may be required by First Uranium and which Simmers is able and willing to provide.

Tailings and Mining Right Agreement

A Tailings and Mining Right Agreement was entered into between BGM, MWS and Simmers, as described in Section 7 (c) and (d).

ITEM 21 (E) - ENVIRONMENTAL CONSIDERATIONS

MWS

An EMPR was compiled on the MWS project area by Envirogreen Consulting in November 2001. This EMPR covered only the Reprocessing of the MWS 2 dam. In undertaking the mining of MWS 2 dam, MWS undertook to contribute sufficient revenue from the project into the then existing SGM Rehabilitation and Closure Trust fund to cover the full rehabilitation and close liability for the remaining extent of the SGM.

An independent closure programme was compiled for the remaining areas of the SGM property in which the outstanding liabilities were estimated and proposed closure works detailed. Further details on the closure cost estimates, which have subsequently been updated, are covered in Item 7 (h).

The following sections detail the findings of the Environmental Impact Assessment. It should be noted that both positive and negative impacts have been detailed:-

Table 41: Environmental Impacts of Reclamation of MWS 2 Dam

Environmental Impact	Impact Rating	Impact
Geology – Sinkhole formation	Low	Negative
Topography – Change in landform – Reclamation of No 2 Dam	Low	Positive
Topography – Change in landform – Reinitiating of deposition on No 5 dam	Low	Negative
Soil – Erosion by over stripping	Moderate	Negative
Soil – Uncovering of sterilised soils	Low	Negative
Land Capability – Recovery of land capability potential	Low	Negative
Land Capability – Uncovering of sterilised soils	Moderate	Positive
Land Use – Change in land use	Moderate	Positive
Vegetation – Replacement of natural species with grasses during rehabilitation	Low	Negative
Vegetation – Loss of established grass during reclamation of Dam 2	Low	Negative
Animal Life – Displacement of remaining animal life	Low	Negative
Surface Water – Change in surface drainage patterns	Moderate	Positive
Surface Water – Impairment of surface water quality	Low	Negative
Groundwater – Impairment due to mobilisation of metals in recharge from return-water dam	Moderate/High	Negative
Air Quality – Increase in dust generation	Moderate	Negative
Air Quality – Decrease in Radon exposure in village	High	Positive

Environmental Impact	Impact Rating	Impact
Noise – Increase in noise levels due to mining	Low	Negative
Visual – Deterioration in visual impact	Low	Negative

High Negative Impacts

Groundwater impairment was expected to take place due to the mining of MWS 2 dam. Mitigation measures included the removal and stockpiling of contaminated soil in the return water dam as well as the monitoring of the groundwater in order to confirm the predicted situation.

High Positive Impacts

The reduction of Radon exposure has been listed as a high positive impact as this will positively change the human health risk of those living in the vicinity of the dam.

Conclusions

Envirogreen Consulting concluded that in the dams current state (as at November 2001) the SGM impacted heavily on the environment, in terms of the deterioration in surface and groundwater quality, public radon exposure due to the close proximity of the dam to the Stilfontein Village and the contamination of soils by fugitive tailings with an associated reduction in the agricultural potential of the affected land.

They also concluded that the reprocessing of the MWS 2 dam would positively impact the environment by removing the potential heal risk of Radon exposure as a result of the final deposition site, some distance away from the Stilfontein Village, improving the surface drainage with an associated reduction in contact time of dam runoff moving past mine impacted sites, the making of land available for agricultural use by removing the overlying deposited tailings and spillages and contributing to the local economy.

<u>Buffels</u>

BGM has an old order mining right to mine the area occupied by the BGM Underground mine and the Hartebeestfontein Gold Mine (ML 4/2001). The BGM Underground Mine has an Environmental Management Plan, approved in August 2002 by the DME, which includes retreatment of the tailings dams. This EMP was updated in by GCS in October 2007 to include the closure cost of the BGM, which includes the tailings dams.

The following section contains extracts or summaries from the Risk Assessment conducted by GCS:-

Table 42: Risk Assessment of the Buffels Tailings Dams

Risk	H1	H2	H5	H6	H7	B2	B3	B4	B5	Ellaton	Flan	NKGE
Dust Generation	✓	✓	✓	✓		✓	✓	✓	✓			
Side slope erosion	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓
Insufficient paddock capacity										✓	✓	✓
Side Slope grading	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓
Seepage to ground water	✓	✓	✓	✓	✓	✓	✓	na	✓	✓	✓	✓
Sinkhole presence	na	na	na	na	na	na	na	✓	na	na	na	na

✓ - Pertains to a risk that is potentially significant

Source: GCS

· - Pertains to a risk that is insignificant

Risk mitigation strategies for risks that are potentially significant include:-

- Dust Generation: Ridge ploughing or dry vegetation of areas liberating dust
- Side slope erosion: Containment in paddock system
- Insufficient paddock capacity: Ensure sufficient paddock capacity
- Side slope grading: Ensure subtle side slopes when reworked

GCS noted that short and medium term rehabilitation has been concurrent with most tailings facilities and that a concise rehabilitation programme was being investigated for implementation.
However, once the tailings dams have been retreated, all of the risk factors will be mitigated, and then similar environmental impacts, as were detailed for the MWS 2 dam, would come into play.

ITEM 21 (F) - TAXES

Company taxes under South African legislation are 28% of profits after consideration of the tax shields of unredeemed capital and assessed losses. A corporate tax rate of 28% (for non mining income) has been factored into the DCF and a Gold Mine tax formula, equating to y=43 - 225/x (y being the tax % and x the profit/revenue ratio) has been factored into the DCF for mining income. The taxation assumptions were supplied by Simmers and First Uranium.

Ring Fencing

Several types of ring fencing affect taxation within the mining sector in South Africa. These include:-

- The mining activity ring-fence, which is mining income, derived from gold and non-mining income, is taxed separately. The former is taxed according to special formulae and the latter at the ordinary rate applicable to all companies;
- Capital expenditure 'general' ring fence: This restriction disallows the off-set of unredeemed mining capital expenditure against non-mining income, and provides that the total amount of mining capital expenditure deductible in any year of assessment in relation to any mine or mines shall not exceed the taxable income derived by the taxpayer from mining. Any amount that exceeds such taxable income shall be carried forward to the succeeding year.
- Capital expenditure 'per mine' ring-fence: In the past the deduction of capital expenditure on a particular mine was restricted to the mining income generated by that mine only. In 1990 a provision was introduced which allowed a 25% breach of the ring fence in certain circumstances. That means that in a company which operates a number of mines and has a taxable income, a maximum of 25% of such income may be absorbed by capital expenditure incurred in relation to a new mine in respect of which mining operations commenced after 14th March 1990.

Income Tax Deductions

Capital expenditure

In addition to the normal provisions, which apply to general companies, capital expenditure is allowed as a deduction from mining income, subject to capital expenditure 'general' and capital expenditure 'per mine' ring-fencing requirements. In respect of all mines, capital expenditure incurred may be redeemed immediately against mining profits and not on the basis of 20% over 5 years, as is the case with manufacturing concerns.

Prospecting

Subject to ring fencing requirements, expenditure incurred on prospecting operations prior to the establishment of a mine in respect of any area within the Republic may be deducted from income derived from mining operations of a particular class of mining to which the prospecting relates. However, the Commissioner for the South African Revenue Service has the power to determine that such expenditure be deductible in instalments.

Environmental Funds

Mining companies are required by law to make financial provision for mining-related environmental rehabilitation. If the financial provisions are in the form of a trust fund, the Income Tax Act allows for the deduction of this provision from income, and exempts the receipts and accruals of registered environmental funds established to hold these provisions from tax.

Royalty Bill

The National Treasury recently released the third draft of the Mineral and Petroleum Resources Royalty Bill, for a final round of public comment and parliamentary review. The tax base for the mineral and petroleum resources royalty regime as defined in both the first and second draft Bills was gross sales. In the latest draft of the Bill, gross sales are confirmed as the tax base, but it also takes into account the process of beneficiation. In general, beneficiation expenses in the gold industry relate to smelting, refining and processing. These expenses qualify as deductible expenditure, but in the case of gold are very low at 0.4%. In addition to a revised tax base, the royalty rates have also been reviewed. Both the previous draft Bills incorporated specific, but differential royalty rates for the various minerals. In the second draft Bill the specific royalty rates were reduced and, in addition, dual royalty rates were introduced for certain minerals (with a lower rate for refined minerals). The new royalty rate structure will be based on a formula that takes into account the profitability of company, as follows:-

$$\text{Royalty Rate} = \frac{\text{EBITDA} \times 100}{\text{Gross sales for the assessment period} \times 12.5.}$$

ITEM 21 (G) - CAPITAL AND OPERATING COSTS

Capital Expenditure

The capital expenditure has been broken down into three phases, namely Phase 1A, Phase 1B and Phase 2. Read, Swatman and Voigt (Pty Ltd ("RSV") and K'enyuka carried out the costing for the Capital Expenditure for the different phases, and Minxcon has relied upon this information to calculate the economic viability of the Resources and hence the Reserves. It should be noted that RSV have performed the Phase 1A and 1B Capital Cost Estimations to Feasibility level of accuracy and the Phase 2 Capital Cost Estimations to Pre-Feasibility level of accuracy. The following summary of estimated capital costs have been factored into the DCF:-

Table 43: Capital Costs (FY2008-2009) (US$)

PHASE	Unit	2008	2009	2010	2011	Total
Phase 1A	$ '000,000	3.2	1.4			**4.6**
Phase 1B	$ '000,000	9.6	97.9	31.6	3.0	**142.1**
Phase 2	$ '000,000			58.2	13.3	**71.5**
New Tailings Dam	$ '000,000		13.1	25.0	2.6	**40.7**
Sub Total	$ '000,000	**12.8**	**112.4**	**114.8**	**18.8**	**258.8**
MWS Plant Capex	$ '000,000	1.6				**1.6**
Sub Total (NPV Valuation Capital)	**$ '000,000**	**14.4**	**112.4**	**114.8**	**18.8**	**260.4**
Add Back Phase 1A Capital expensed to Nov '07	$ '000,000					14.8
Add Back Phase 1B Capital expensed to Nov '07	$ '000,000					**1.0**
Grand Total (LOM Capital)	$ '000,000					**276.2**
Grand Total (LOM Capital)	ZAR '000,000					**2,043.9**

The US$1.6million for the MWS plant expansion from 600,000tpm to 633,000tpm has already been expended and consequently does not form part of this economic evaluation. The following sections detail the breakdown of the estimated costs per phase:-

Phase 1A

Phase 1A includes the reclamation and pumping of tailings from existing dams to the existing MWS Plant at a rate of 633,000tpm.

Table 44: Phase 1A Cost

Description	Total (ZAR)	Total (US$)
Civils	20,174,461	2,726,279
Platework	1,854,557	250,616

Description	Total (ZAR)	Total (US$)
Structural	2,486,593	336,026
Mechanical	13,052,984	1,763,917
Piping	54,131,687	7,315,093
Instrumentation	2,349,412	317,488
Electrical	26,164,511	3,535,745
Consumables	860,000	116,216
Reimbursables	14,248,061	1,925,414
Subtotal	**135,322,266**	**18,286,793**
Contingency	7,939,092	1,072,850
Total Phase 1A Capital	**143,261,358**	**19,359,643**
Less Capital expensed to Nov 2007	109,690,156	14,822,994
Total included in NPV valuation (post November 2007)	**33,571,202**	**4,536,649**

Phase 1B

Phase 1B includes a new 650,000tpm Gold Plant module, alongside the existing MWS Plant, as well as a new 128,000tpm Uranium Plant.

Table 45: Phase 1B Costs

Description	Total (ZAR)	Total (US$)
Site Development & Services	207,339,610	28,018,866
Uranium Plant	213,617,895	28,867,283
Reclamation	58,088,064	7,849,738
Gold Plant	269,811,091	36,460,958
Sub Total – Direct Field Costs	**748,856,660**	**101,196,846**
Project Management (EPCM)	112,629,350	15,220,182
External Consultants	4,000,000	540,541
Site Costs	25,187,322	3,403,692
Contractors Mobilisation	80,450,059	10,871,630
Sub Total – H.O. & Indirect Field Costs	**222,266,731**	**30,036,045**
Total Net Cost	**971,123,391**	**131,232,891**
Project Contingency	87,098,258	11,770,035
Total Phase 1B Capital	**1,058,221,649**	**143,002,926**
Less Capital expensed to Nov 2007	7,454,669	1,007,388
Total included in NPV valuation (post November 2007)	**1,050,766,980**	**141,995,538**

Phase 2

Phase 2 comprises an additional 650,000tpm gold plant module, which will take the overall MWS Gold plant rating to 1,933,000tpm.

Table 46: Phase 2 Costs

Description	Total (ZAR)	Total (US$)
Civils	40,553,228	5,480,166
Platework	87,518,890	11,826,877
Structural	32,636,937	4,410,397
Mechanical	89,530,910	12,098,772
Piping	89,840,351	12,140,588
Instrumentation	19,348,983	2,614,727
Electrical	69,018,534	9,326,829
Consumables	2,515,136	339,883
Reimbursables	61,695,672	8,337,253
Subtotal	**492,658,643**	66,575,492
Contingency	36,579,904	4,943,230
Total	**529,238,547**	71,518,723

Note: As at November 2007

New Tailings Dam

The following table illustrates the estimated capital costs for the construction of the new tailings dam to an accuracy of ±20%:-

Table 47: New Tailings Dam Costs

Description	Total (ZAR)	Total (US$)
Tailings Storage Facility	195,000,000	26,351,351
Tailings Delivery System (around the tailings dam)	106,000,000	14,324,324
Total	**301,000,000**	**40,675,675**

Operating Cost Estimates

The following graph illustrates the estimated operating costs for both gold and uranium over the life of the mine:-

Figure 56: Gold and Uranium Operating Costs


180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
ZAR/t
Gold Float and CIL Plant (R/t reclaimed)
Uranium Plant (R/t Float)
2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

Note: Gold expressed as per ton reclaimed and Uranium as treated per Float Concentrate

The estimated operating costs are detailed in the table below:-

Table 48: Operating Cost Summary - Phase 1B

Component	PHASE 1B					
Plant	FLOAT PLANT		U PLANT		Au PLANT	
Tonnes PH 1A + 1B	633,000	650,000	63,300	65,000		
Tonnes Treated	**1,283,000**	**tonnes**	**128,300**	**tonnes**	**1,283,000**	**tonnes**
Unit	**Rands**	**R/t**	**Rands**	**R/t**	**Rands**	**R/t**
Salaries	192,200	0.15	990,173	7.72	1,631,709	1.27
Machine & Equip. hire	0	0.00	0	0.00	470,000	0.37
Admin Expenses	10,000	0.01	30,000	0.23	265,000	0.21
Safety	10,000	0.01	50,000	0.39	34,500	0.03
Security	0	0.00	0	0.00	310,500	0.24
Assay	20,000	0.02	55,000	0.43	120,000	0.09
Reagents	3,508,364	2.73	8,965,194	69.88	6,786,966	5.29
Power	230,000	0.18	443,854	3.46	1,350,000	1.05
Water	10,000	0.01	147,554	1.15	453,097	0.35
Contractors	0	0.00	10,000	0.08	2,212,464	1.72
Repairs & Maintenance	250,000	0.19	989,193	7.71	600,000	0.47
Abnormal	50,000	0.04	354,108	2.76	500,000	0.39
Calcining Charges	0	0.00	499,751	3.90	0	0.00
Total Costs	**4,280,564**	**3.34**	**12,534,827**	**97.70**	**14,734,236**	**11.48**

Table 49: Operating Cost Summary - Phase 2

Component	PHASE 2					
Plant	FLOAT PLANT		U PLANT		Au PLANT	
Tonnes PH 1A + 1B	1,283,000	650,000				
Tonnes Treated	**1,933,000**	**tonnes**	**193,300**	**tonnes**	**1,933,000**	**tonnes**
Unit	**Rands**	**R/t**	**Rands**	**R/t**	**Rands**	**R/t**
Salaries	223,400	0.12	1,087,773	5.63	1,801,709	0.93
Machine & Equipment hire	0	0.00	0	0.00	720,000	0.37
Admin Expenses	12,000	0.01	30,000	0.16	265,000	0.14
Safety	12,000	0.01	60,000	0.31	34,500	0.02
Security	0	0.00	0	0.00	310,500	0.16
Assay	24,000	0.01	65,000	0.34	180,000	0.09
Reagents	5,285,789	2.73	6,857,410	35.48	10,220,951	5.29
Power	305,000	0.16	577,010	2.99	1,650,000	0.85
Water	12,500	0.01	50,000	0.26	682,647	0.35
Contractors	0	0.00	10,000	0.05	3,365,224	1.74
Repairs and Maintenance	300,000	0.16	1,179,130	6.10	1,000,000	0.52
Abnormal	60,000	0.03	424,930	2.20	600,000	0.31
Calcining Charges	0	0.00	861,810	4.46	0	0.00
Total Costs	**6,234,689**	**3.23**	**11,203,063**	**57.96**	**20,830,531**	**10.78**

ITEM 21 (H) - ECONOMIC ANALYSIS

Valuation Approach

The Discounted Cash Flow ("DCF") method of mineral project valuation was used to estimate the value of the project. This method is generally applied to late stage exploration to early development projects. This report constitutes a pre-feasibility study, which has demonstrated positive economic results, thus enabling the Corporation to commence with the construction of the plants and associated infrastructure. The Corporation will progress with the necessary work to move the Project from Pre- Feasibility to Feasibility level.

Prices and Projections

Exchange Rate and Metal Prices

The gold and uranium prices, used in the valuation of the Project, were calculated from an average nominal consensus forecast from investment banking institutions, which was then deflated by 2.5% (from 2009 to 2011) to bring the figures back to real terms. After 2011 the long term trends were used. The following table details the gold and uranium prices as well as the ZAR/$ exchange rate used in the DCF:-

Table 50: Gold and Uranium Prices and Exchange Rates

Years Ending		Unit	Mar 2009	March 2010	March 2011	March 2012	> March 2012
April 2008	Gold Price	$/oz	889.64	907.49	874.14	796.62	711
	Uranium Price	$/lb	96	92	79	75	50
	Exchange Rate	ZAR/$	7.27	7.36	7.50	7.45	7.57

A decision was made to increase the price assumptions for gold and lower slightly the prices for uranium, as the prices for gold and uranium were considered to be outdated, considering the current prices for the commodities. Therefore, prices of $889.64/oz (2008) for gold and $96/lb for uranium declining to US$50/lb were used in light of the fact that the price of gold on the 31st March 2008 closed at US$933.50 per ounce (London PM Fix) and the average price for uranium in March 2008 was US$65/lb. The US$/ZAR exchange rate as at 31st March 2008 was ZAR/US$8.14.

Discount Rates

A real discount rate of 8% was used in the DCF, based on a nominal discount rate of 14.63%.

Discounted Cash Flow

After taking into consideration the impact of the power situation, the undiscounted after-tax real cash flow totals $757 million over the mine life for the operation on a stand-alone basis. The Total Cash Cost is $3.44 per reclaimed ton. Working capital, Revenue royalties, General and Admin Costs, rehabilitation net of Scrap sale credits adds a further $0.57 per ton for a Total production cost of $4.00 per ton. The NPV at real discounts rates of 6.1%, 8%, and 9.9% is, respectively, $473.07, $413.64 and $363.22 million

The following table details the summary of the DCF and reflects a robust cash flow:-

Table 51: Summary of DCF (Real Terms)

Discount Rate	8%
Project Value (US$ million)	413.60
IRR (%)	69.9%

The following table overleaf details the consolidated DCF.

Table 52: NPV Sensitivities (Real Terms)

Exchange rate				
80%	**90%**	**100%**	**110%**	**120%**
264.55	347.65	413.60	467.81	512.98
Metal Price				
80%	**90%**	**100%**	**110%**	**120%**
211.64	312.89	413.60	514.59	615.57
Variable Cost				
80%	**90%**	**100%**	**110%**	**120%**
498.79	456.20	413.60	371.01	328.42
Capex				
80%	**90%**	**100%**	**110%**	**120%**
447.97	430.79	413.60	396.42	379.24

The NPV is most sensitive to metals prices, exchange rates and Capex. Due to large upfront expenditure on the plant and relative short life, Capex also have an impact, although not as much as the economic factors.

ITEM 21 (I) - PAYBACK

The mines payback period is 2.80 years.

ITEM 21 (J) - MINE LIFE

The life of the operation, using the estimated Mineral Reserves, is 16 years.

Table 53: USD Discounted Cash Flow (Real Terms)

Project: FUSA DUMP PROJECT Project Real Cashflow Date: 30 May 2008

	FINANCIAL PARAMETERS (Real)	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
6.7%	USD Inflation Rate (%)	8.50%	5.80%	5.80%	5.50%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%
2.5%	US Inflation Rate (%)	3.30%	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%
7.53	USD/US$ Exchange Rate	7.27	7.36	7.50	7.45	7.57	7.57	7.57	7.57	7.57	7.57	7.57
	METAL PRICES (Real)											
62	U3O8 (US$/lb)	96	92	79	75	50	50	50	50	50	50	50
794	Gold (US$/oz)	890	907	874	797	711	711	711	711	711	711	711
TOTAL	**PRODUCTION ASSUMPTIONS**											
323 898 055	Tons Reclaimed from Slimes	9 221 000	17 541 000	23 196 000	23 196 000	23 196 000	23 196 000	23 196 000	23 196 000	23 196 000	23 196 000	23 196 000
	Combined U3O8 Grade (kg/t)	0.09	0.11	0.12	0.10	0.09	0.09	0.06	0.06	0.06	0.06	0.06
	Combined Gold Grade (g/t)	0.36	0.35	0.31	0.36	0.32	0.31	0.26	0.26	0.26	0.23	0.25
	MINERAL RESERVE DEPLETION SCHEDULE - ROM											
	Opening balance	323 898 055	314 677 055	297 136 055	273 940 055	250 744 055	227 548 055	204 352 055	181 156 055	157 960 055	134 764 055	111 568 055
	Closing balance	314 677 055	297 136 055	273 940 055	250 744 055	227 548 055	204 352 055	181 156 055	157 960 055	134 764 055	111 568 055	88 372 055
	BENEFICIATION ASSUMPTIONS URANIUM Plant											
	STOCKPILE DEPLETION SCHEDULE											
	Opening balance	0	23 237 938	26 790 433	26 790 433	26 790 433	26 790 433	26 790 433	26 790 433	26 790 433	26 790 433	26 790 433
	Opening balance (Kg)	839 111	2 422 272	3 201 296	2 743 233	2 491 884	2 376 564	1 793 202	1 676 743	1 663 386	1 661 326	1 628 344
	Tons Treated	3 524 083	19 843 606	23 196 000	23 196 000	23 196 000	23 196 000	23 196 000	23 196 000	23 196 000	23 196 000	23 196 000
	Tons Treated (Monthly)	1 174 888	1 636 959	1 933 000	1 933 000	1 933 000	1 933 000	1 933 000	1 933 000	1 933 000	1 933 000	1 933 000
	Closing balance	5 666 938	3 594 433	3 594 433	3 594 433	3 594 433	3 594 433	3 594 433	3 594 433	3 594 433	3 594 433	3 594 433
	Closing balance (Kg)	518 421	374 676	429 513	368 055	334 306	318 724	240 591	225 234	223 174	222 898	218 472
	Stockpile Grade	0.09	0.10	0.12	0.10	0.09	0.09	0.07	0.06	0.06	0.06	0.06
	BENEFICIATION ASSUMPTIONS GOLD Plant											
	STOCKPILE DEPLETION SCHEDULE											
	Opening balance	0	17 541 000	23 196 000	23 196 000	23 196 000	23 196 000	23 196 000	23 196 000	23 196 000	23 196 000	23 196 000
	Opening balance (Grams)	3 291 897	6 120 146	7 278 561	8 257 126	7 490 325	7 190 760	6 122 615	6 054 156	6 054 156	5 237 706	5 742 048
	Tons Treated	9 221 000	17 541 000	23 196 000	23 196 000	23 196 000	23 196 000	23 196 000	23 196 000	23 196 000	23 196 000	23 196 000
	Tons Treated (Monthly)	768 417	1 461 750	1 933 000	1 933 000	1 933 000	1 933 000	1 933 000	1 933 000	1 933 000	1 933 000	1 933 000
	Closing balance	0	0	0	0	0	0	0	0	0	0	0
	Closing balance (Grams)	0	0	0	0	0	0	0	0	0	0	0
	Stockpile Grade	0.36	0.35	0.31	0.36	0.32	0.31	0.26	0.26	0.26	0.23	0.25
	FIRST STAGE FLOAT RECOVERY											
	U3O8	22.60%	27.70%	37.90%	37.90%	37.90%	37.90%	37.90%	37.90%	37.90%	37.90%	37.90%
	Mass Pull	6.4%	8.2%	13.0%	13.0%	13.0%	13.0%	13.0%	13.0%	13.0%	13.0%	13.0%
	First Stage Conc	225 640	1 602 910	3 015 480	3 015 480	3 015 480	3 015 480	3 015 480	3 015 480	3 015 480	3 015 480	3 015 480
	Buffels Concentrate	44 586	198 216	207 204	215 924	239 382	263 788	284 195	280 933	280 933	280 933	280 933
	CONC to Uranium plant	270 126	1 801 126	3 222 684	3 231 404	3 254 862	3 279 268	3 299 675	3 296 413	3 296 413	3 296 413	3 296 413
	PLANT RECOVERIES											
	U3O8	75.00%	78.25%	90.00%	90.00%	90.00%	90.00%	90.00%	90.00%	90.00%	90.00%	90.00%
	Gold	53.00%	60.17%	68.00%	68.00%	68.00%	68.00%	68.00%	68.00%	68.00%	68.00%	68.00%
	TOTAL PRODUCED											
8 958 346	U3O8 (Kg)	64 064	488 802	999 535	866 529	798 360	770 433	603 770	569 115	564 580	563 971	554 231
19 749 569	U3O8 (lb)	141 214	1 077 612	2 203 576	1 910 350	1 760 066	1 698 497	1 331 072	1 254 672	1 244 673	1 243 331	1 221 857
0.43	Yield U3O8 (kg/t)	0.018	0.025	0.043	0.037	0.034	0.033	0.026	0.025	0.024	0.024	0.024
1 956 490	Gold (oz)	56 344	119 654	160 623	187 079	165 484	159 111	135 906	134 386	134 386	116 538	127 562
60 854	Gold (kg)	1 753	3 722	4 996	5 863	5 147	4 949	4 227	4 180	4 180	3 625	3 968
3	Gold Yield(g/t)	0.19	0.21	0.22	0.24	0.22	0.21	0.18	0.18	0.18	0.16	0.17
	CONSOLIDATED DCF's - Financial Years	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
	Cash Cost/oz PGM + Au											
2 594 880 433	Total Revenue	63 588 656	206 643 236	314 086 393	286 862 954	204 023 035	196 333 718	161 666 470	156 707 757	156 103 236	143 357 366	149 956 237
1 139 888 563	U3O8	13 577 529	98 426 498	174 308 989	142 598 303	87 081 490	83 975 652	65 763 046	61 944 402	61 407 140	61 297 416	60 196 938
1 454 991 870	Gold	50 011 127	108 216 738	139 777 404	144 264 651	116 941 545	112 358 066	95 903 424	94 763 355	94 696 096	82 059 949	89 760 299
0	Commission Discount	0	0	0	0	0	0	0	0	0	0	0
2 594 880 433	Net Revenue	63 588 656	206 643 236	314 086 393	286 862 954	204 023 035	196 333 718	161 666 470	156 707 757	156 103 236	143 357 366	149 956 237
(1 112 751 684)	Off-mine-Variable Plant and Other Costs	(32 037 620)	(81 864 833)	(102 953 256)	(81 942 923)	(75 136 052)	(75 121 211)	(75 313 898)	(75 283 096)	(75 283 096)	(75 283 096)	(75 283 096)
(1 112 751 684)	Total Cash Costs	(32 037 620)	(81 864 833)	(102 953 256)	(81 942 923)	(75 136 052)	(75 121 211)	(75 313 898)	(75 283 096)	(75 283 096)	(75 283 096)	(75 283 096)
(8 395 114)	Working Capital	(2 593 236)	(7 834 600)	(7 840 507)	(270 393)	5 178 776	118 729	2 381 759	80 828	(275 065)	725 265	(813 879)
(25 848 804)	Revenue Royalty (NSR)	(835 887)	(2 066 432)	(3 140 864)	(2 868 630)	(2 040 230)	(1 963 337)	(1 616 665)	(1 567 078)	(1 561 032)	(1 433 574)	(1 498 562)
(14 549 919)	Revenue Royalty (Aberdeen - Au Only)	(500 111)	(1 082 167)	(1 397 774)	(1 442 647)	(1 169 415)	(1 123 581)	(959 034)	(947 634)	(946 961)	(820 600)	(897 603)
(111 409 346)	Royalties Payable to State in May 2009	0	(8 929 906)	(15 812 952)	(15 948 410)	(10 800 906)	(9 388 025)	(6 607 800)	(6 234 171)	(6 149 224)	(5 223 567)	(5 600 328)
0	Profit Royalty	0	0	0	0	0	0	0	0	0	0	0
(13 180 561)	General and admin	(1 188 715)	(1 446 727)	(1 029 533)	(819 429)	(751 361)	(751 212)	(753 139)	(752 631)	(752 594)	(751 695)	(752 664)
(17 000 857)	Rehabilitation	(687 818)	(1 358 335)	(666 512)	(605 825)	(793 092)	(793 092)	(925 274)	(925 274)	(1 057 456)	(1 057 458)	(1 321 821)
5 072 486	Break-up	0	0	0	0	5 072 486	0	0	0	0	0	0
(183 412 114)	Add:	(5 585 565)	(22 718 367)	(29 888 141)	(22 155 333)	(5 303 742)	(13 902 517)	(8 580 153)	(10 366 360)	(10 742 333)	(8 561 626)	(10 885 854)
(1 296 163 798)	Total operating Costs	(37 623 185)	(104 583 200)	(132 841 397)	(104 098 256)	(80 439 794)	(89 023 728)	(83 894 051)	(85 649 458)	(86 025 430)	(83 844 723)	(86 168 952)
1 298 716 635	EBITDA (Loss)	25 965 470	102 060 036	181 244 996	182 764 697	123 583 241	107 309 989	77 672 419	71 058 299	70 077 806	59 512 643	63 787 285
0	Mining Capex	0	0	0	0	0	0	0	0	0	0	0
(251 323 387)	Plant	(117 360 792)	(115 381 815)	(18 580 780)	0	0	0	0	0	0	0	0
(251 323 387)	Total Capex	(117 360 792)	(115 381 815)	(18 580 780)	0	0	0	0	0	0	0	0
1 033 796 670	Taxable Income - Mining	0	0	65 323 184	183 035 090	118 404 463	107 193 280	75 290 660	70 997 672	70 352 871	58 787 378	64 601 104
(269 463 628)	Mining Taxes Payable	0	0	(15 490 492)	(51 249 625)	(33 153 250)	(30 014 113)	(21 081 385)	(19 879 348)	(19 698 804)	(16 460 466)	(18 088 329)
757 929 620	Project Real Cashflow	(91 395 322)	(13 321 780)	147 173 725	131 514 872	90 429 991	77 295 876	56 591 034	51 178 951	50 379 002	43 052 177	45 698 956
	Cumulative Cash Flow	(91 395 322)	(104 717 102)	42 456 623	173 971 495	264 401 486	341 697 363	398 288 397	449 467 348	499 846 350	542 898 527	588 597 487

ITEM 22- OTHER RELEVANT DATA AND INFORMATION

SOUTH AFRICAN MINING LAW

Mineral and Petroleum Resource Development Act

The Mineral and Petroleum Resource Development Act of 2002 ("MPRDA" or "the Act") was enacted in South Africa on the 1st May 2004. This Act defines the State's legislation on Mineral Rights and mineral transactions in South Africa. One of the focus points of the Act is that it emphasises that the government does not accept the dual State and private ownership of Mineral Rights in South Africa, and that all minerals vest in the State.

Companies which owned old order, i.e. rights in force immediately before the date on which the Act took effect, and which were mining at the1st May 2002are entitled to continue to mine but are obliged to apply for the conversion of those old order rights into Prospecting and Mining Rights under the Act, before 30 April 2009, or the date on which the old order right lapses, whichever is the earliest. All minerals in South Africa vest in the State and private persons and mining and exploration companies must apply for new order rights to mine or prospect for minerals. In the Act, the State has reaffirmed its commitment to guaranteeing security of tenure in respect of prospecting and mining operations. However the Act does not allow for the hoarding mineral rights to the exclusion of new entrants to the minerals industry.

A further objective of the Act is the pursuance of the government's policy of furthering broad based black economic empowerment ("BBBEE") within South Africa's minerals industry, by encouraging mineral exploration and mining companies to enter into equity partnerships with historically disadvantaged South Africans.

The Act also makes provision for the implementation of social responsibility procedures and programmes by Mineral Resource companies. Applicants for rights to prospect and mine are required to provide details of compliance with these criteria under Schedule II of the Act, which details the Transitional Arrangements.

Mining Charter

The Mining Charter, which came into effect on the 1st May 2004, provides a framework to assist mining companies to carry out their obligation to comply with sections 2(d) and 2(f) of the MPRA. The Mining Charters main objectives are:-

- to promote equitable access to South Africa's Mineral Resources for all South Africans;
- to substantially and meaningfully expand opportunities for historically disadvantaged South Africans ("HDSA's"), including women, to enter the mining and minerals industry and to benefit from the exploitation of South Africa's Mineral Resources;
- to utilise the existing skills base for the empowerment of HDSA;
- to expand the skills base of HDSA to serve the community;
- to promote employment and advance the social and economic welfare of mining communities and areas supplying mining labour;
- to promote beneficiation of South Africa's mineral commodities beyond mining and processing, including the production of consumer products.

The Mining Charter also clarifies that it is not the Government's intention to nationalise the mining industry. To achieve these objectives, the Mining Charter requires that each mining company achieves a 15% HDSA ownership of mining assets within five years and a 26% HDSA ownership of mining assets within 10 years.

Ownership can comprise active involvement, through HDSA controlled companies (where HDSA own at least 50% plus one share of the company and have management control), strategic joint ventures or partnerships (where HDSA own at least 25% plus one vote and there is joint management and control) or collective investment vehicles (the majority ownership of which is HDSA based) or passive involvement, particularly through broad based vehicles like employee stock option plans.

When considering applications for the conversion of existing licenses, the government will take a "scorecard" approach to ascertain a company's compliance with the charter. In February 2003 the Department of Minerals and Energy ("DME") published the scorecard, which is intended to facilitate the application of the Mining Charter and measure compliance with the empowerment requirements of the MPRDA for the purpose of determining whether an application for conversion of old order rights to new order rights should be granted. The scorecard sets out the requirements of the Mining Charter in tabular form which allows the DME to check areas where a mining company is in compliance. The scorecard covers the following areas:-

- Human resource development;
- Employment equity (including participation in management and participation by women);
- Migrant labour;
- Mine community and rural development;
- Housing and living conditions;
- Ownership and joint ventures;
- Beneficiation; and
- Reporting.

The Mining Charter, together with the scorecard, provides a system of "credits" or "offsets" with respect to measuring compliance with HDSA ownership targets. The charter also requires mining companies to submit annual, audited reports on progress towards their commitments.

<u>The Royalty Bill</u>

Details of the Royalty Bill are included in Section 7 (g) of this report.

ITEM 23- INTERPRETATION AND CONCLUSIONS

Minxcon have reviewed all the information and have made the following observations:-

- Previously, the Mineral Resources were estimated using the Central Limit Theorem. All the dams have subsequently undergone an in-depth geostatistical remodelling using Datamine® as the platform package. An in-house estimation programme was used for the geostatistical modelling, which is also used by a series of major mining companies. All the dams have been re-estimated according to sound geostatistical principals, which have verified the confidence levels applied to the Mineral Resource estimation. Simple and ordinary kriging methodologies were employed. The kriging method of Mineral Resource estimation is deemed appropriate for the style of mineralisation and is consistent with CIM guidelines;
- The preliminary assessment for the project published in May 2007 reflected the use of Pressure Leach technology. Since May 2007, significant test work has been undertaken, which is however not yet complete. Consequently, First Uranium has adopted a hybrid approach, which includes the initial use of proven Atmospheric Leach technology. The migration from Atmospheric Leaching to Pressure Leaching in the uranium plant in December 2009 is expected to reduce plant operating costs. In addition, the acid produced from the Pressure Leach circuit will positively impact the recovery of gold from the gold plant;

- The NPV of the Project is positive at US$413m and the IRR is 69.9%;
- The Projects economics are most sensitive to the gold and uranium prices, exchange rates and Capex
- The Life of Mine of the Project is estimated at 16 years; (includes 2008 depletion)
- No Inferred Mineral Resources were included in the economic analysis contained in this Technical Report. The Mineral Resources that were not converted to Mineral Reserves either do not have demonstrated economic viability, as illustrated by the COG calculations, or do not have sufficient information to confirm the gold and uranium grades; and
- The only additional work that is anticipated includes the work to be undertaken on the new tailings dam that will be built to accommodate the reprocessed tailings from the fifteen tailings dams included in this report. Both the design and construction elements are already covered within the existing budget.

ITEM 24- RECOMMENDATIONS

The following Items are recommended for consideration as the Project moves forward:-

- Negotiations with the landowners to secure options for the land comprising the new tailings dam site need to be concluded;
- The pressure leach testwork for the design for the uranium processing plant must be finalised;
- Additional Drilling for sulphur grades to be undertaken so as to evaluate the sulphur grades in the dams, which will be utilized in the Acid Plant.

ITEM 25- REFERENCES

The following table details the references that were used in the compilation of this Technical Report:-

Date	Author	Company	Report Title
1998	MGC Wilson and CR Anhaeusser	N/A	The Mineral Resources of South Africa.
November 2001	Dr B Baxter	Envirogreen Consulting	Environmental Management Programme Report – Reprocessing of the Stilfontein No 2 Slimes Dam.
23 May 2006	Mintek	Mintek	Laboratory Gold and Uranium Flotation Scoping Studies on Gold Slimes Dams Material
28 June 2006	Mintek	Mintek	Scoping Studies on the Leaching of the Buffelsfontein Concentrates
May 2007	TM Surveys	TM Surveys	Survey Point Data
October 2007	Ground Water Consulting Services (Pty) Ltd	Ground Water Consulting Services (Pty) Ltd	Mining Work Programme.
October 2007	E Retief, T Bekker, N Hattingh	Ground Water Consulting Services (Pty) Ltd	Environmental Management Plan for Buffelsfontein Gold Mines (Pty) Ltd. (DME Ref. No: NW30/5/1/2/2/323)
October 2007	E Retief, T Bekker, N Hattingh	Ground Water Consulting Services (Pty) Ltd	Amended Closure Cost Assessment for Buffelsfontein Gold Mines (Pty) Ltd.
November 2007	K'enyuka/RSV	K'enyuka/RSV	Chemwes Gold and Uranium Project – Phases 2 Operating Costs.
November 2007	K'enyuka/RSV	K'enyuka/RSV	Chemwes Gold and Uranium Project – Phases 1B Operating Costs.
November 2007	Michael Valenta	Metallicon Process Consulting (Pty) Ltd	Technical Report on the Metallurgical Testwork and Process Design – Buffelsfontein Tailing Reclamation Project (Mine Waste Solutions).

ITEM 26- DATE AND SIGNATURES

This report titled "Technical Report on the Mineral Assets of the Tailings Dams located near Stilfontein, North West Province, South Africa" prepared for First Uranium Corporation, was prepared and signed by the following authors:-

Yours faithfully,

NJ ODENDAAL
B.Sc. (Geol), B.Sc. Hons (Min.Econ.), M.Sc. (Min. Eng.)
Pr. Sci. Nat., FSAIMM, MGSSA, MAusIMM
DIRECTOR

D VAN HEERDEN
B.Sc. (Min.Eng.), M.Comm. (Bus. Admin.)
ECSA, MSAIMM, AMMSA
DIRECTOR

CJ MULLER
B.Sc (Hons) Geol.
Pr. Sci. Nat., MGSSA
DIRECTOR

H STERNBERG
B.Sc (Hons) Geol. GDE (Wits)
Pr. Sci. Nat., MSAIMM, MGSSA,
MINERAL PROJECT ANALYST

Effective Date of Report: 31st March 2008

Appendix 1: Prospecting Right and Mining Licence

Buffelsfontein Prospecting Right for Uranium

04/06/2007 14:24 0184629036 MINERALS AND ENERGY PAGE 01

the dme

DME 12

Department:
Minerals and Energy
REPUBLIC OF SOUTH AFRICA

Enquiries: K Mokoatle **Tel: 018-464 1631**
REF NO: NW 30/5/1/1/2/1488PR **Fax: 018-462 9036**

Buffelsfontein Gold Mines Ltd.
PO Box 82291
SOUTHDALE
2135
Fax: 011 837 3840

Sir

GRANTING OF A PROSPECTING RIGHT IN TERMS OF SECTION 17 OF THE MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT, 2002 (ACT 28 OF 2002): VARIOUS PORTIONS OF THE FARMS: KLERSDORP TOWN & TOWNLANDS 424 IP, ZANDPAN 423 IP, MAPAISKRAAL 441 IP, HARTEBEESTFONTEIN 422 IP, BUFFELSFONTEIN 433 IP, KAREERAND 444 IP, KIEPERSOL 481 IP, KROMDRAAI 420 IP, MAGISTERIAL DISTRICT OF KLERKSDORP:

1. This is to confirm that your abovementioned application for the prospecting of uranium ore, rare earth, sulphur (in pyrite) in respect of the abovementioned properties has been granted in terms of section 17(1) of the Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002).

2. Take note that the Regional Manager will approve the Environmental Management Plan and sign the right on the ......4th July 2007.......

3. Further note that in terms of section 17(5) of the Act, the prospecting right comes into effect on the date on which the Environmental Management Plan is approved. In terms of section 19(2) prospecting activities must commence within 120 days of the effective date.

4. In light of the afore-going you are requested to:
   4.1. Submit financial guarantee to the amount of R 30 000 for rehabilitation of the environment; and
   4.2. Submit a brief explanation about the relation between Jaganda Trading (Pty) Ltd and Buffelsfontein Gold Mines Ltd.
   4.3. Submit a profile of Rechtrau No. 47 (Pty) Ltd; and
   4.4. The above must be submitted to this office by no later than 30 days from the date of this correspondence.

5. Note further that in terms of section 19(2)(a), the signed/executed prospecting right must be lodged for registration at the Mineral and Petroleum Titles Registration Office by no later than 30 days from the date on which the right is effective.

6. Failure to comply may result in the withdrawal, suspension or cancellation of the right.

Yours faithfully

~~F ROCHA~~ MM Lodingwane
DEPUTY DIRECTOR-GENERAL: MINERAL REGULATION
DATE:

Area covered by Buffels Prospecting Right


CLIENT: SIMMER & JACK (BUFFELSFONTEIN)
DRAWING TITLE:
PROSPECTING RIGHTS APPLICATION
FARM PORTIONS
DESIGNED JJ NOV 06
DRAWN JJ NOV 06
CHECKED MD NOV 06
SCALE A3= 1:80 000
DRAWING No. FIGURE A2
REVISION A
DRAWING LEGEND
MAJOR CORNER & OUTLINE POINTS
CORNER & OUTLINE POINTS
OUTLINES OF FARM AREAS
OUTLINES OF TAILING DAMS
LIST OF COORDINATES (WGS84 LO)
TABLE A
TABLE B
TABLE C
TABLE D

Buffelsfontein Mining Right for Gold

G.P.-S 010 0233

MD 109E

Republic of South Africa — Republiek van Suid-Afrika

DEPARTMENT OF MINERAL AND ENERGY AFFAIRS

2001-02-26

Office date stamp

MINING LICENCE

[Minerals Act, 1991: Section 9 (1) read with 9 (3) (e)]

Licence No. ML 4/2001

Office reference RDNW (KL) 5/3/2/1330

Authorization is hereby granted under and subject to the provisions of the Minerals Act, 1991,

to (full name) BUFFELSFONTEIN GOLD MINES LIMITED

identity or registration number 9 5 / 1 0 0 7 2 / 0 6

(hereinafter referred to as "the holder")

of (address) PRIVATE BAG
STILFONTEIN
2550

to mine for (name of mineral) GOLD

~~in respect of tailings~~*

on (full name of farm and subdivision) SEE REVERSE

No. Magisterial District KLERKSDORP Region NORTH-WEST

as indicated on the attached sketch plan No. ML 4/2001

signed by the Regional Director on 19 FEBRUARY 2001

Full name of the holder of the right to the said mineral BUFFELSFONTEIN GOLD MINES LTD

Unless this licence is suspended, cancelled or abandoned or lapses it shall be valid for a period (more than two years) ~~which shall extend from the date of issuing until~~ 19

~~or~~ until the mineral the mining of which is hereby authorized can no longer be mined economically by the holder of the land concerned. (If a specific date is inserted, delete the words that follow the date.)

MD 109E

This licence does not exempt the holder from the requirements of any provision of any other law or from any restrictive provisions or conditions contained in the title deed of the land concerned, nor does it encroach upon the rights of any person who may have an interest in the land or tailings concerned or the mineral rights in respect of such land or tailings.

Signed at KLERKSDORP this 26TH day of FEBRUARY 2001 19

~~Region~~al Director..............................

* Delete the words "in respect of tailings" if they are not applicable.

CERTAIN PORTIONS OF THE FARMS

1. MAPAISKRAAL 441 IP
2. BUFFELSFONTEIN 443 IP
3. WILDEBEESTPAN 442 IP
4. STILFONTEIN 401 IP
5. HARTEBEESTFONTEIN 422 IP
6. ZANDPAN 423 IP
7. PALMIETFONTEIN 403 IP
8. ZUIPING 394
9. GROOTVADERSBOSCH 470
10. DIE HOEK 114
11. DOORNKOM OOST 447
12. TOWNLANDS OF KLERKSDORP 424 IP

No diagram was available to add to this Mining Licence.

Appendix 2: Performance Labs Certificate of Accreditation

This is to certify that:

PERFORMANCE LABORATORIES (PTY) LTD.

Testing Laboratory No. T0265

is a South African National Accreditation System Accredited Laboratory

for five years commencing **February 2005** provided that

all SANAS conditions and requirements are complied with.

This certificate is valid for:

CHEMICAL ANALYSES

as per scope on accompanying schedule of accreditation

THE LABORATORY COMPLIES WITH ISO/IEC 17025

While this certificate remains valid,

the Accredited Laboratory named above

is authorised to issue SANAS certificates.

Programme Manager

"Recognised as the official national accreditation body by the Department of Trade and Industry of the Republic of South Africa"

This certificate is only valid when accompanied by its schedule of accreditation.

Testing Laboratory Number: T0265

Permanent Address of Laboratory: Performance Laboratories (Pty) Ltd Cooke Recovery Plant Santos Road Off the R559 Randfontein/Zuurbekom Road Randfontein 1759 Postal Address: P O Box 1870 Krugersdorp 1740 Tel : (011) 414 0769 Fax : (011) 414 4533 E-mail 1 : roger.olivier@harmony.co.za Email 2: raymond.scheepers@harmony.co.za	Technical Signatories: Nominated Representative: Issue No Date of issue Expiry date	: R Olivier : R Scheepers : S Posthumus : A Kruger : R Olivier : 2 : February 2006 : February 2010
Materials/Products Tested	**Types of Tests/Properties Measured, Range of Measurement**	**Standard Specifications, Equipment/ Techniques Used**
Rocks, ores, cores, sludges plant feeds, plant residues and concentrates	Gold by fire assay and gravimetric finish Range of measurement 0.08 to 3027g/t gold (Au)	M001

Original date of accreditation: February 2005 Page 1 of 1

ISSUED BY THE SOUTH AFRICAN NATIONAL ACCREDITATION SYSTEM

Programme Manager

Appendix 3: Qualified Person's Certificate

CERTIFICATE of QUALIFIED PERSON

(Johan Odendaal)

I, Johan Odendaal, Pr. Sci. Nat do hereby certify that:

1. I am Director of:
   Minxcon (Pty) Ltd
   Suite 5, Coldstream Office Park
   Cnr Hendrik Potgieter & Van Staden
   Johannesburg, South Africa
2. I graduated with a B.Sc (Geology) degree from the Rand Afrikaans University in 1985. In addition, I have obtained a B.Sc Hons (Mineral Economics) from the Rand Afrikaans University in 1986 and a M.Sc. Min. Eng. from the University of the Witwatersrand in 1992.
3. I am a member/fellow of the following professional associations.

Class	Professional Society	Year of Registration
Member	Geological Society of South Africa	2003
Fellow	South African Institute of Mining and Metallurgy	2003
Member	Australasian Institute of Mining and Metallurgy	2003
Member	Natural Scientist Institute of South Africa	2003
Member	Investment Analysts Society of South Africa	1992

4. I have worked as a Geoscientist for a total of 22 years since my graduation from university. As a former employee of Merrill Lynch, I was actively involved in advising mining companies and investment bankers on corporate related issues. Rated one of the top platinum mining analysts I became a globally recognised industry specialist. I have worked on a number of mineral projects that entailed the compilation of pre-feasibility studies as well as due diligence reports and resource audits on numerous commodities, including gold deposits in the Witwatersrand Basin.
5. I have read the definition of "qualified person" set out in National Instrument 43 101 ("NI 43 101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43 101.
6. I am responsible for all sections of the Technical Report titled "Technical Report on the Mine Waste Solutions Tailings Recovery Project. located near Stilfontein, North West Province, South Africa" dated 31st March 2008, (the "Report"), specifically the Financial Evaluation of Buffels Mine included in the Report. I have visited the Project on numerous occasions during 2007.
7. I have had prior involvement with the properties that are the subject of the Report. The nature of my prior involvement includes the preparation of the Technical Report on the Pre-Feasibility of the Buffelsfontein Tailings recovery Project located near Stilfontein, North West Province, South Africa" dated 1st November 2007.
8. To the best of my knowledge, information and belief, the Report contains all scientific and technical information required to be disclosed to make the Report not misleading.
9. I am independent of the First Uranium and Simmers, as defined by NI 43 101.
10. I have read the NI 43 101 code, and the Report has been prepared in compliance with it.
11. I consent to the filing of the Qualified Persons Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report.

Yours faithfully,

N J ODENDAAL
B.Sc. (Geol), B.Sc. Hons. (Min.Econ.), M.Sc. (Min. Eng.)
Pr. Sci. Nat., FSAIMM, MGSSA, MAusIMM
DIRECTOR

Dated: *31 March 2008.*

CERTIFICATE of QUALIFIED PERSON (Daan van Heerden)

I, Daniel van Heerden, Pr. Min Eng do hereby certify that:

1. I am Director of:

   Minxcon (Pty) Ltd
   Coldstream Office Park, Suite 5
   Cnr Hendrik Potgieter & Van Staden Road
   Johannesburg, South Africa

2. I graduated with a B.Eng (Mining) degree from the University of Pretoria in 1985 and a M. Comm. (Business Administration) from the Rand Afrikaans University in 1993. In addition, I have obtained a the following:

Degree/Diploma	Field	Institution	Year
Data metrics	Computer Science	UNISA	1989
Advanced development programme	Executive development	London Business School	1995
Mine Managers Certificate	Government certificate of competency	Chamber of Mines	1989

3. I am a member/fellow of the following professional associations.

Class	Professional Society	Year of Registration
Member	Association of Mine Managers of SA	1987
Fellow	South African Institute of Mining and Metallurgy	1985
Pending	Australasian Institute of Mining and Metallurgy	2005
Member	Engineering council of South Africa	2005

4. I have worked as a Mining Engineer for a total of 23 years since my graduation from university and have obtained significant experience in managing mining operations in South Africa and abroad both underground and open cast for world-class mining major and for junior mining companies. I also have extensive experience in new business development locally and internationally being responsible for such activities in two major mining companies, one gold focused and the other platinum. I have experience in mining mergers & acquisitions (friendly and hostile) and related activities such as valuation, due diligence, finance structuring and change management required post the event. I have also made significant contributions in the areas of Ore Reserve Management, Reserve estimation and Mine Services Management with the purpose of improved mining productivity. I have worked on a number of mineral projects that entailed the compilation of pre-feasibility studies as well as due diligence reports and resource audits and reserve calculations on numerous commodities, including gold deposits in the Witwatersrand Basin.

5. I have read the definition of "qualified person" set out in National Instrument 43 101 ("NI 43 101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43 101.

6. I am responsible for all sections of the Technical Report titled "Technical Report on the Mine Waste Solutions Tailings Recovery Project, located near Stilfontein, North West Province, South Africa" dated 31st March 2008, (the "Report"), specifically the estimation of the Reserves and Mining Sections included in the Report. I have visited the Project on numerous occasions during 2007.

7. I have had prior involvement with the properties that are the subject of the Report. The nature of my prior involvement includes the preparation of the Technical Report on the Pre-Feasibility of the Buffelsfontein Tailings recovery Project located near Stilfontein, North West Province, South Africa" dated 1st November 2007.

8. To the best of my knowledge, information and belief, the Report contains all scientific and technical information required to be disclosed to make the Report not misleading.

9. I am independent of the First Uranium and Simmers, as defined by NI 43 101.

10. I have read the NI 43 101 code, and the Report has been prepared in compliance with it.

11. I consent to the filing of the Qualified Persons Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report.

Yours faithfully,

D VAN HEERDEN
B.Sc. (Min.Eng.), M.Comm. (Bus. Admin.)
ECSA, MSAIMM, AMMSA
DIRECTOR

Dated: *31st March 2008*

CERTIFICATE of QUALIFIED PERSON

(CJ Muller)

I, Charles J. Muller, BSc. (Hons), do hereby certify that:

1. I am Director of:

    Minxcon (Pty) Ltd
    Suite 5, Coldstream Office Park
    Cnr Hendrik Potgieter & Van Staden
    Johannesburg, South Africa

2. I graduated from the Rand Afrikaanse University (BSc. (1988) and BSc. Hons (1992)).
3. I am a member in good standing of the South African Council for Natural Scientific Professions (SACNASP), registration number 400201/04.
4. I have worked as a geoscientist for a total of eighteen years since my graduation from university.
5. I have read the definition of "qualified person" set out in National Instrument 43 101 ("NI 43 101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43 101.
6. I am responsible for all sections of the Technical Report titled "Technical Report on the Mine Waste Solutions Tailings Recovery Project, located near Stilfontein, North West Province, South Africa" dated 31st March 2008, (the "Report") , specifically the estimation of the Resources included in the Report. I have visited the Project on numerous occasions during 2007.
7. I have had prior involvement with the properties that are the subject of the Report. The nature of my prior involvement includes the preparation of the Technical Report on the Pre-Feasibility of the Buffelsfontein Tailings recovery Project located near Stilfontein, North West Province, South Africa" dated 1st November 2007.
8. To the best of my knowledge, information and belief, the Report contains all scientific and technical information required to be disclosed to make the Report not misleading.
9. I am independent of the First Uranium and Simmers, as defined by NI 43 101.
10. I have read the NI 43 101 code, and the Report has been prepared in compliance with it.
11. I consent to the filing of the Qualified Persons Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report.

Yours faithfully,

CJ Muller
B.Sc. (Hons)
Pr. Sci. Nat
DIRECTOR

Dated: *31 March 2008*

CERTIFICATE of QUALIFIED PERSON

(H Sternberg)

I, Heidi Sternberg, Pr. Sci. Nat do hereby certify that:

1. I am an employee of:
   Minxcon (Pty) Ltd

   Suite 5, Coldstream Office Park

   Cnr Hendrik Potgieter & Van Staden

   Johannesburg, South Africa
2. I graduated with a B.Sc (Hons) Geol. degree from the University of Port Elizabeth in 2000. In addition, I obtained a Graduate Diploma in Engineering (GDE) from the University of the Witwatersrand in 2006.
3. I am a member/fellow of the following professional associations.

Class	Professional Society	Year	Reg. No.
Member	Geological Society of South Africa	2001	946804
Member	South African Institute of Mining and Metallurgy	2002	702754
Member	South African Council for Natural Scientific Professions	2005	400113/05

4. I have worked in the mining industry for the past 6 years since graduating from university. As a graduate I joined AngloGold as a trainee geologist on Western Deep Levels South Shaft (Mponeng), where I was responsible for the general geological responsibilities of a section of the mine. Thereafter I joined Venmyn Rand (Pty) Ltd as a Mineral Project Analyst where my responsibilities included the compilation of Due Diligence, Competent Persons' and Technical Reports on various mining companies involved in the mining of a variety of different commodities in a wide range of countries. I joined Minxcon in 2006, where I have continued working as a consultant in the minerals industry.
5. I have read the definition of "qualified person" set out in National Instrument 43 101 ("NI 43 101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43 101.
6. I am responsible for all sections of the Technical Report titled "Technical Report on the Mine Waste Solutions Tailings Recovery Project, located near Stilfontein, North West Province, South Africa" dated 31st March 2008, (the "Report"). I have visited the Project on numerous occasions during 2007.
7. I have had prior involvement with the properties that are the subject of the Report. The nature of my prior involvement includes the preparation of the Technical Report on the Pre-Feasibility of the Buffelsfontein Tailings recovery Project located near Stilfontein, North West Province, South Africa" dated 1st November 2007.
8. To the best of my knowledge, information and belief, the Report contains all scientific and technical information required to be disclosed to make the Report not misleading.
9. I am independent of the First Uranium and Simmers, as defined by NI 43 101.
10. I have read the NI 43 101 code, and the Report has been prepared in compliance with it.
11. I consent to the filing of the Qualified Persons Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report.

Yours faithfully,

H STERNBERG
B.Sc. (Hons.) Geol, GDE
Pr. Sci. Nat., MSAIMM, MGSSA
MINERAL PROJECT ANALYST

Dated: : *31 March 2008*

Appendix 4: Uranium Histograms and Distribution Plots

Harties 1 – Histogram - Uranium	Harties 1 – Distribution Plot - Uranium
	
Harties 2 - Histogram- Uranium	**Harties 2 – Distribution Plot- Uranium**
	
Harties 5 - Histogram- Uranium	**Harties 5 – Distribution Plot- Uranium**
	

Harties 6 - Histogram- Uranium	Harties 6 – Distribution Plot- Uranium
	
Harties 7 - Histogram- Uranium	**Harties 7 – Distribution Plot- Uranium**
	

Buffels 2 Histogram Uranium	Buffels 2 Probability Plot
	

Histogram: UKGT
K-S d=.08489 p<.01 ; Lilliefors p<.01
Expected Normal
No. of obs.
X <= Category Boundary
Normal P-Plot: UKGT
Expected Normal Value
Value

Buffels 3 - Histogram- Uranium	Buffels 3 – Distribution Plot- Uranium
	
Buffels 4 - Histogram- Uranium	**Buffels 4 – Distribution Plot- Uranium**
	
Buffels 5 - Histogram- Uranium	**Buffels 5 – Distribution Plot- Uranium**
	

Notes:

Buffels 5

The uranium values display a peaked (kurtosis 0.73), positively skewed distribution with an asymmetric tail extending toward more positive values. For interpolation of gold, as seen in both the histograms and scatter plots, it was decided to apply a cut-off of AU1g/t to lower the chance of poor looking variograms. The variance for both U and AU are low indicating low variability of the data.

MWS 4 – Histogram – Uranium (Domain 1)



MWS 4 - Distribution Plot – Uranium (Domain 1)



MWS 4 – Histogram – Uranium (Domain 2)



MWS 4 - Distribution Plot – Uranium (Domain 2)



MWS 5 - Histogram - Uranium



MWS 5 – Distribution Plot - Uranium



Flanagan - Histogram - Uranium



Flanagan – Distribution Plot - Uranium



Ellaton - Histogram - Uranium



Ellaton – Distribution Plot - Uranium



NKGE - Histogram - Uranium



NKGE – Distribution Plot - Uranium



Appendix 5: Gold Histograms and Distribution Plots

Harties 1 – Histogram - Gold	Harties 1 – Distribution Plot - Gold
	
Harties 2 - Histogram - Gold	**Harties 2 – Distribution Plot - Gold**
	
Harties 5 - Histogram - Gold	**Harties 5 – Distribution Plot - Gold**
	

Harties 6 - Histogram - Gold



Harties 6 – Distribution Plot - Gold



Harties 7 - Histogram - Gold



Harties 7 – Distribution Plot - Gold



Buffels 2 Histogram Gold


Histogram: AUGT
K-S d=.09910, p<.01 ; Lilliefors p<.01
— Expected Normal
No. of obs
X <= Category Boundary
0.0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 0.9
0 20 40 60 80 100 120 140 160 180 200

Buffels 2 Probability Plot Gold


Normal P-Plot: AUGT
Expected Normal Value
Value
0.0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 0.9
-4 -3 -2 -1 0 1 2 3 4 5

Buffels 3 - Histogram - Gold	Buffels 3 – Distribution Plot - Gold
	
Buffels 4 - Histogram - Gold	**Buffels 4 – Distribution Plot - Gold**
	
Buffels 5 - Histogram - Gold	**Buffels 5 – Distribution Plot - Gold**
	

MWS 4 - Histogram – Gold (Domain 1)



MWS 4 - Distribution Plot – Gold (Domain 1)



MWS 4 - Histogram – Gold (Domain 2)



MWS 4 - Distribution Plot – Gold (Domain 2)



MWS 5 - Histogram - Gold



MWS 5 - Distribution Plot - Gold



Flanagan - Histogram - Gold



Flanagan – Distribution Plot - Gold



Ellaton - Histogram - Gold



Ellaton – Distribution Plot - Gold



NKGE - Histogram - Gold



NKGE – Distribution Plot - Gold



Appendix 6: Variograms

No Variogram was modeled for the two boreholes drilled on the Flanagan Dam.

Harties, Buffels and NKGE Dams Uranium Variograms

Harties 1 – Planar Variogram	Harties 1 – Downhole Variogram
	
Harties 2 – Planar Variogram	**Harties 2– Downhole Variogram**
	
Harties 5 – Planar Variogram	**Harties 5– Downhole Variogram**
	

Harties 6– Planar Variogram	Harties 6– Downhole Variogram
	
Harties 7– Planar Variogram	**Harties 7– Downhole Variogram**
	

Buffels 2 - Planar Variogram	*Buffels 2 Downhole Variogram*
	

MWS 4 – Planar Variogram (Domain 1)	MWS 4– Downhole Variogram (Domain 1)
	
MWS 4 – Planar Variogram (Domain 2)	**MWS 4– Downhole Variogram (Domain 2)**
	
MWS 5 – Planar Variogram	**MWS 5– Downhole Variogram**
	

Ellaton – Planar Variogram	Ellaton– Downhole Variogram
VARIOGRAM 100 200 300 DISTANCE	20 40 60 DISTANCE
NKGE – Planar Variogram	**NKGE– Downhole Variogram**
50 150 300	

Harties, Buffels and NKGE Dams Gold Variograms

Harties 1 – Planar Variogram	Harties 1 – Downhole Variogram
	
Harties 2 – Planar Variogram	**Harties 2– Downhole Variogram**
	
Harties 5 – Planar Variogram	**Harties 5– Downhole Variogram**
	

Harties 6– Planar Variogram	Harties 6– Downhole Variogram
	
Harties 7	**Harties 7**
	

Buffels 2 Planar Variogram	Buffels 2 Downhole Variogram
Azi / Dip DISTANCE	Azi / Dip

Buffels 3– Planar Variogram	Buffels3– Downhole Variogram
	
Buffels 4– Planar Variogram	**Buffels4– Downhole Variogram**
	
Buffels 5– Planar Variogram	**Buffels 5– Downhole Variogram**
	

MWS 4 – Planar Variogram (Domain 1)



MWS 4– Downhole Variogram (Domain 1)


DISTANCE

MWS 4 – Planar Variogram (Domain 2)


DISTANCE

MWS 4– Downhole Variogram (Domain 2)


0.0 2.5 5.0 7.5 10.0 12.5 15.0
DISTANCE

MWS 4 – Planar Variogram

MWS 4– Downhole Variogram



Ellaton – Planar Variogram	Ellaton– Downhole Variogram
 DISTANCE	 DISTANCE
NKGE – Planar Variogram	**NKGE– Downhole Variogram**
	

TECHNICAL REPORT PRELIMINARY ASSESSMENT OF THE EZULWINI PROJECT, GAUTENG PROVINCE, REPUBLIC OF SOUTH AFRICA

PREPARED FOR FIRST URANIUM CORPORATION

Report for NI 43-101

Authors:
Wayne W. Valliant, P.Geo.
R. Dennis Bergen, P.Eng.

June 5, 2008

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

TABLE OF CONTENTS

LIST OF TABLES

PAGE

LIST OF FIGURES

PAGE

1 SUMMARY

EXECUTIVE SUMMARY

INTRODUCTION

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by First Uranium Corporation (First Uranium) to prepare an independent Technical Report on the Ezulwini Project (the Project, or the Ezulwini Mine) located in Gauteng Province, near Johannesburg, Republic of South Africa. The purpose of this report is to update the preliminary economic assessment and incorporate the latest developments with regard to permitting / mining rights and changes to the capital and operating cost forecasts. This Technical Report conforms to NI43-101 Standards of Disclosure for Mineral Projects.

First Uranium is a public Canadian company which completed its IPO on the Toronto Stock Exchange (TSX) on December 20, 2006, and its secondary listing on the Johannesburg Stock Exchange (JSE) on March 30, 2007. The common shares of First Uranium are traded on the TSX under the symbol FIU and on the JSE under the symbol FUM. The funds raised from the IPO are being used to develop the Ezulwini gold and uranium project in South Africa.

The Ezulwini Project involves the re-commissioning of an underground uranium and gold mining operation located approximately 40 km from Johannesburg on the outskirts of the town of Westonaria in Gauteng Province, Republic of South Africa. Re-commissioning activities involving the refurbishment of the shaft and construction of the gold and uranium plants began in earnest in December 2006, subsequent to the successful completion of the IPO, and were ongoing at the time of the site visit. Prior to re-commissioning, the mine was on a care and maintenance program which was initiated in 2001. The mine was constructed in the 1960s and reached production of 200,000 tonnes per month in the same decade. In 2001, mine production at Ezulwini was suspended primarily as a result of capital constraints compounded by a weak gold and uranium market environment.

The geology of the Ezulwini property includes a number of reef packages, with the Upper Elsburg and Middle Elsburg reefs being the primary focus of First Uranium's mine reopening plans. First Uranium's plans for the development of the Ezulwini Project include the rehabilitation and re-engineering of the main mine shaft through the installation of a floating steel tower, de-stressing the area where the shaft pillar intersects the shaft barrel, and the construction of uranium and gold processing facilities.

The Ezulwini Mine is an underground mine previously operated by Harmony Gold Mining Company Limited (Harmony). The Ezulwini Mining Company (Proprietary) Limited (EMC), a subsidiary of First Uranium, concluded a purchase agreement with Randfontein Estates Limited (REL), a wholly owned subsidiary of Harmony, which enabled EMC to acquire the surface and underground assets relating to the former operators of the Ezulwini Mine, including two shaft headframes and four hoists, fans, compressors, generators, and underground equipment as well as the necessary surface freehold required to operate the mine.

The major assets and facilities associated with the Project:

- Gold resources in the Ezulwini Shaft pillar within the Upper Elsberg formation; gold resources within the Upper Elsberg formation beyond the shaft pillar; and gold and uranium resources within the Middle Elsberg formation. All of these resources are within the Witwatersrand Basin and have been mined in the past.
- Hoisting and ventilation shafts to surface including the associated facilities and underground shafts to access the resources.
- Mine development to and within the resource areas.
- Mine infrastructure including the hoisting plants, mine dewatering system, compressed air system, and electrical power distribution system.
- Surface infrastructure including the compressor and power house, electrical power supply, offices, and shop buildings.
- Engineering and geological records from the past operations.
- Gold and uranium processing plants which are under construction.

This report is considered by Scott Wilson RPA to meet the requirements of a Preliminary Economic Assessment as defined in Canadian NI43-101 regulations. The economic analysis contained in this report is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserve development, production and economic forecasts on which this preliminary assessment is based will be realized.

CONCLUSIONS

Based on the Ezulwini site visit and review of the available data, Scott Wilson RPA offers the following interpretation and conclusions.

- The mineral resources, as presented, are estimated consistent with CIM guidelines.
- Mineral resources that are not mineral reserves do not have demonstrated economic viability.
- Previous production demonstrates there is good continuity on the Upper and Middle Elsburg Reefs. Therefore, there is good potential to upgrade the inferred mineral resources to measured and indicated resources with underground development.
- There is good exploration potential at depth in reefs that have not yet been exploited.
- Based upon the planning work to date and the assumptions in this initial economic assessment, the Ezulwini Mine has the potential to be reopened and to become a producing gold and uranium operation.
- For the base case and considering the Project on a stand-alone basis, with Life of Mine (LOM) capital costs of $213 million, operating costs of $70.31 per tonne and metal prices averaging $760.10/oz for gold and $53.09/lb for uranium concentrates, the Project has an Internal Rate of Return (IRR) of 278% and a Net Present Value (NPV) at 8% of $690 million. The Project would generate some 5.2 million ounces of gold and 16 million pounds of uranium (U_3O_8) in concentrates over a 17 year period.
- In the base case, the Total Cash Cost is $317 per ounce of gold including a credit of $165 per ounce for U_3O_8 revenue. The mine life capital and royalty unit cost is $55 per ounce, for a Total Production Cost of $372 per ounce of

gold. Average annual gold production during operations is 306,000 ounces per year and the average U_3O_8 production is 952,000 pounds per year.

- The Project economics are most sensitive to gold price, head grade, and metallurgical recovery, followed by exchange rates, operating costs, uranium price and capital costs.

- The planned production includes material from the measured and indicated resources, as well as inferred resources. There is no assurance that inferred resources will be upgraded to become measured and indicated resources or mineral reserves. The initial economic assessment only utilizes approximately 14% of the inferred mineral resource. Therefore, there is potential for further production beyond that used in this assessment.

- An alternative case using consensus economic assumptions (for metal prices and exchange rates) prepared for First Uranium was also considered. On a stand-alone basis and based upon LOM capital costs of $220 million, operating costs of $71.82 per tonne and metal prices averaging $739.38/oz for gold and $55.02/lb for uranium concentrates, the Project has an IRR of 336% and an NPV at 8% of $667 million. The Project would generate some 5.2 million ounces of gold and 16 million pounds of uranium (U_3O_8) in concentrates over a 17 year period.

- In the alternative case with First Uranium's consensus assumptions, the Total Cash Cost is $321 per ounce of gold including a credit of $171 per ounce for U_3O_8 revenue. The mine life capital and royalty unit cost is $55 per ounce, for a Total Production Cost of $376 per ounce of gold. Average annual gold production during operations is 306,000 ounces per year and the average U_3O_8 production is 952,000 pounds per year.

- The mine is located in a major historic gold and uranium production area and has a history of past gold and uranium production. The mine is located immediately adjacent to the South Deep Mine and the mines in this area have tremendous lateral extent along the reefs.

- There is the potential to expand the mine output through the potential utilization of the underutilized shafts in adjacent mines. There are also underutilized concentrators in the vicinity of the Ezulwini Mine.

- The fluctuations in the uranium price have prompted design changes to maximize the flexibility in the production planning to increase or decrease production from the Middle Elsburg, and to decrease or increase production from the Upper Elsburg, and thereby maximize the return depending upon the prices of gold and uranium.

- Further improvements to the Project economics may be realized through the sale of mine water to a local utility and the resultant reduction in mine pumping costs.

RECOMMENDATIONS

Scott Wilson RPA recommends that the Project development activities continue and that more detailed planning for the development of the Ezulwini Mine be completed. The refinement of estimates to prefeasibility study level and the upgrading of inferred resources are recommended so that a mineral reserve can be stated.

Scott Wilson RPA recommends that First Uranium continue the exploration program with the objective of upgrading additional resources beyond the planned project to evaluate the potential for further expansion.

The following items are recommended for consideration as part of a prefeasibility study of the Project.

- Compile underground sample data, diamond drilling data, and update geological model and mineral resource estimate.
- Review and update, if necessary, the mine production schedule based upon the revised resource estimates in the shaft pillar area.
- Continue the rehabilitation of the Upper Elsburg section of the Ezulwini Mine to facilitate further exploration and the conversion of inferred resources to measured and/or indicated mineral resources.
- Continue the rehabilitation of the Middle Elsburg section of the Ezulwini Mine to facilitate further verification of the database in that area and with the objective of converting inferred resources to measured and/or indicated resources.
- Reconcile historic gold and uranium production to that predicted by diamond drilling and channel sampling.
- Continue the construction of the gold and uranium processing plants.
- Proceed with the selection and procurement of alternative energy sources for the Project to supplement the supply from Eskom, the national power supply company.
- Carry out more detailed work and explanation of the planned uranium recovery rate either through metallurgical testing or more detailed review of past production records.

- Prepare separate production schedules, with the measured plus indicated resources carried in a separate schedule, and a further economic analysis with the inferred resources added as well.
- Re-examine the Project schedule and provide more detail to ensure that critical items are not missed.
- Provide a clear trail of the changes and factors from the resource estimate through to the Life of Mine plan for all areas including a discussion of the unpay factors and/or pillars that will be required at depth.
- Review the rock mechanics and seismic risk factors associated with the Middle Elsburg deposit to ensure that the mine plan is consistent with the rock mechanics design criteria.
- Review the mine production schedule with regard to the mine production profile to reduce dips in the output over time.
- Ensure that a detailed assessment of the planned production areas has been undertaken to provide evidence to support the assumption that future mine production will be similar to past production.
- Pursue the possible sale of water to a local utility to reduce the mine operating costs.

The cost of this recommended work is included in the cost estimates within the Preliminary Assessment in this report.

For further exploration beyond the current planned mining area, Scott Wilson RPA recommends that First Uranium continue with the surface exploration program currently underway.

ECONOMIC ANALYSIS

An after-tax Cash Flow Projection has been generated from the Life of Mine production schedule and capital and operating cost estimates. A summary of the key criteria is provided below.

ECONOMIC CRITERIA – BASE CASE

REVENUE

- Up to 200,000 tpm mining from underground.
- Mill recovery of gold of 95.5% and recovery of U_3O_8 of 80%, based upon previous operating history.
- Gold payment is based upon 100% payment less a refining charge of $120,000 per year plus $0.50 per ounce.
- Exchange rate US$1.00 = R7.70.
- Metal price: US$850 per ounce gold for the year beginning in 2008, $800 per ounce for the years beginning in 2009, 2010 and 2011, and $750 per ounce thereafter; and $80 per pound U_3O_8 in years beginning in 2008 and 2009, $70 per pound in the year beginning in 2010, $60 per pound in the year beginning in 2011 and $50 per pound thereafter.
- Revenue is recognized at the time of production.

COSTS

- Operations will commence in 2008, but production increases to 2 M tpa in 2011.
- Mine life: 17 years.
- Life of Mine production plan as summarized in Tables 18-1 and 18-2.
- Mine life capital totals $213 million, including a contingency.
- Average operating cost over the mine life is $70.31 per tonne milled.

CASH FLOW ANALYSIS – BASE CASE

Considering the Project on a stand-alone basis, the undiscounted after-tax cash flow totals $1,461 million over the mine life, and simple payback occurs after approximately 1.4 years.

The IRR is 278% and the NPV at discounts rates of 5%, 8%, and 10% is $895, $690, and $587 million, respectively.

The Total Cash Cost is US$317 per ounce of gold, including a credit of $165 per ounce for U_3O_8 revenue. The mine life capital and royalty unit cost is US$55.2 per ounce, for a Total Production Cost of US$372 per ounce of gold. Average annual gold production during operation is 306,000 ounces per year and the average U_3O_8 production is 952,000 pounds per year.

The economic analysis contained in this report is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserve development, production, and economic forecasts on which this preliminary assessment is based will be realized.

CASH FLOW ANALYSIS – OWNER'S CONSENSUS PRICES

A cash flow analysis prepared by First Uranium's advisors using "consensus prices" was evaluated. The only changes from the base case were the metal price and exchange rate assumptions. The changes are shown below together with the results for the alternative scenario.

ECONOMIC CRITERIA – OWNERS CONSENSUS PRICE CASE

REVENUE

- Exchange rate US$1.00 = R7.36 for 2008, R7.50 for 2009, R7.45 for 2010 and R7.57 thereafter.
- Metal price: US$890 per ounce gold for 2008, $907 for 2009, $874 for 2010, $797 for 2011 and $711 thereafter, and $96 per pound U_3O_8 in 2008, $92 in 2009, $79 in 2010, $75 in 2011 and $50 thereafter

CASH FLOW ANALYSIS – OWNER'S CONSENSUS PRICE CASE

Considering the Project on a stand-alone basis, the undiscounted after-tax cash flow totals for this alternative case is $1,371 million over the mine life, and simple payback occurs after approximately 1.3 years.

The IRR is 336% and the NPV at discounts rates of 5%, 8%, and 10% is $855, $667, and $572 million, respectively.

The Total Cash Cost is US$321 per ounce of gold, including a credit of $171 per ounce for U_3O_8 revenue. The mine life capital and royalty unit cost is US$55.2 per ounce, for a Total Production Cost of US$376 per ounce of gold. Average annual gold

production during operation is 306,000 ounces per year and the average U_3O_8 production is 952,000 pounds per year.

SENSITIVITY ANALYSIS

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities:

- Metal prices, metallurgical recovery, and head grade (gold and uranium)
- Exchange rate
- Operating costs (Total Cash Cost)
- Pre-production capital costs

IRR sensitivity over the base case has been calculated for -20% to +20% variations. The revenue for each metal is proportional to the product of price times head grade times metallurgical recovery. Therefore, the sensitivity is shown as a single item where the change in the variable is the sum of the changes to the price, metallurgical recovery, and head grade. The sensitivities for the base case are shown in Table 1-1 and Figure 1-1.

TABLE 1-1 BASE CASE SENSITIVITY ANALYSIS
First Uranium Corporation - Ezulwini Project

Sensitivity to Gold Price/Grade/Recovery

Gold Price ($/oz)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
607.91	942	573	524	479	440	404	373
645.95	1,072	654	598	547	503	463	427
684.00	1,202	734	671	615	565	520	480
760.10	**1,461**	**895**	**818**	**750**	**690**	**636**	**587**
836.20	1,718	1,054	964	884	813	750	693
874.25	1,846	1,133	1,037	951	875	807	746
912.30	1,974	1,213	1,110	1,018	937	864	798

Sensitivity to Operating Cost

Oper Cost ($/tonne)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
55.2	1,769	1,086	993	911	838	772	714
58.6	1,693	1,038	950	871	801	739	682
62.1	1,616	991	906	831	764	704	651
69.0	1,461	895	818	750	**690**	636	587
75.9	1,303	798	729	668	614	566	522
79.3	1,224	748	684	627	576	531	490
82.8	1,144	699	639	585	538	495	457

Sensitivity to Capital Cost

Cap Cost ($ million)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
170	1,488	916	839	770	708	654	604
181	1,481	911	834	765	704	649	600
192	1,474	905	828	760	699	645	596
213	1,461	895	818	750	**690**	636	587
234	1,447	884	808	740	680	626	578
245	1,440	879	803	736	676	622	574
256	1,433	873	798	731	671	617	570

Sensitivity to Uranium Price/Grade/Recovery

U_3O_8 Price ($/lb)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
42.48	1,349	826	755	692	636	586	541
45.13	1,377	843	771	707	649	598	553
47.79	1,405	860	787	721	663	611	564
53.09	1,461	895	818	750	**690**	636	587
58.40	1,516	929	850	779	716	660	610
61.06	1,544	947	866	794	730	673	621
63.71	1,572	964	881	808	743	685	633

Sensitivity to Currency Exchange Rate

Exchange R:US$	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
6.16	1,026	620	565	517	473	435	400
6.55	1,154	702	640	586	538	494	456
6.93	1,268	773	707	647	594	547	505
7.70	1,461	895	818	750	**690**	636	587
8.47	1,616	993	908	834	767	707	654
8.86	1,683	1,035	947	869	800	738	682
9.24	1,744	1,074	983	902	830	766	709

FIGURE 1-1 SENSITIVITY ANALYSIS


$1,000
$900
$800
$700
$600
$500
$400
$300
NPV @ 8% (millions)
0.8
0.9
1.0
1.1
1.2
Factor of Change
Gold Price
Operating Cost
Capital Cost
Uranium Price
Exchange Rate

TECHNICAL SUMMARY

PROPERTY LOCATION AND DESCRIPTION

The Ezulwini Mine is located some 40 km from Johannesburg in the Republic of South Africa. The mine is located in the province of Gauteng in the western portion of the Witwatersrand basin. The property consists of some 3,718 ha. The Witwatersrand Basin is a famous gold mining area with a number of producing mines and past producers. Mine suppliers and contractors are available locally, and experienced and general labour is available in the mine area. The site infrastructure includes two shaft headframes and four hoists, fans, compressors, generators, and underground equipment, as well as the necessary surface freehold required to operate the mine.

In May 2005, Simmer & Jack Mines, Limited (Simmers) took its initial steps to acquire the Ezulwini Project by submitting an application for new order mining rights in respect of the Ezulwini mine (formerly Ezulwini Shaft Randfontein Estates). In order to

maintain access to the underground workings at Ezulwini, approximately 65 megalitres of water needed to be pumped from a depth of approximately 1,300 m every day.

In May 2006, Simmers received a letter from the South African Department of Minerals and Energy (DME) stating that the Ezulwini mining right was granted to Simmers, subject to complying with certain stated conditions. The Mining Right was granted to Simmers and registered on December 8, 2006. Simmers lodged an application for the consent of the Minister to transfer the Mining Right to Ezulwini on December 12, 2007. First Uranium and Simmers entered into agreements whereby First Uranium would purchase from Simmers its 90% interest in Ezulwini. First Uranium also entered into an Agreement with Waterpan Mining Consortium (WMC) to purchase its 10% interest in Ezulwini. EMC was acquired by First Uranium from Simmers in December 2006 and EMC now owns 100% of Ezulwini, having completed the purchase of the interest previously held by WMC.

HISTORY

Production at Ezulwini Shaft commenced in 1961 under the control of the Western Areas Gold Mining Company. Ezulwini Shaft was purchased by REL in 1997. In January 2000, Harmony acquired REL. Harmony continued operations until July 2001, when the mine was closed due to low gold and uranium prices. The mine continued on a care and maintenance basis until December 2006 when First Uranium concluded its IPO and the purchase agreements which enabled the commencement of rehabilitation and construction activities at the site.

GEOLOGY

The Project lies within the Witwatersrand Basin, an Archean (approximately 2.7 billion years) sedimentary basin, whose surface expression is an elongate structure that extends longitudinally for approximately 300 km NE-SW by 100 km NW-SE. It contains an approximately six kilometre thick stratigraphic sequence consisting mainly of quartzites and shales, with minor intermittent volcanic units. Gold is hosted by the Upper Elsburg and Middle Elsburg Reefs of the Mondeor Formation. Uranium is mostly found in the Middle Elsburg Reef, with other reefs containing only small amounts.

MINERAL RESOURCES AND MINERAL RESERVES

The current mineral resources are summarized in Table 1-2. There are no mineral reserves as defined by NI43-101.

TABLE 1-2 SUMMARY OF MINERAL RESOURCES – JANUARY 2007

First Uranium Corporation - Ezulwini Project

Category	Tonnes (t 000's)	Grade Au (g/t Au)	Grade U_3O_8 (%)	Cont. Au (oz 000's)	Cont. U_3O_8 (lb 000's)
Measured Reef					
UE Shaft Pillar	2,490	7.7	-	615	-
Middle Elsburg	2,450	4.9	0.072	384	3,888
Total	4,940	6.3	n/a	999	3,888
Indicated Reef					
UE Shaft Pillar	3,640	5.8	-	683	-
Middle Elsburg	1,370	5.8	0.095	257	2,880
Total	5,010	5.8	n/a	940	2,880
Meas + Ind Reef					
UE Shaft Pillar	6,130	6.6	-	1,298	-
Middle Elsburg	3,820	5.2	0.08	641	6,768
Total	**9,950**	**6.1**	**n/a**	**1,939**	**6,768**
Inferred Reef					
Upper Elsburg	64,550	5.8	-	12,055	-
Middle Elsburg Channel	4,810	2.3		351	
Middle Elsburg	131,100	4.7	0.075	19,742	218,319
Total	**201,460**	**5.0**	**n/a**	**32,148**	**218,319**

Notes:
1. CIM definitions were followed for mineral resources.
2. Mineral resources in the Upper Elsburg shaft pillar are estimated at a 4.0 g/t Au cutoff grade
3. Mineral resources are estimated using an average long-term gold price of US$500 per ounce, and a US$/R exchange rate of 7.0.
4. A minimum mining width of 1.53 m was used.
5. Rows and columns may not add exactly due to rounding.
6. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

MINING OPERATIONS

The Ezulwini mining will be by conventional breast stoping of the Upper and Middle Elsburg reefs. The ore will be broken in the stopes and moved by slushers to be loaded in rail cars for transportation to the shaft. From the shaft and through the balance of the handling, the gold ores and the gold/uranium ores are kept separate. The ores will be hoisted to surface and processed. In the upper Elsburg, the initial task will be the removal of the shaft pillar to reduce stability problems in the shaft and in the shaft pillar area.

MINERAL PROCESSING

The ore will be crushed and ground and then subjected to gold recovery by gravity and cyanidation. The uranium will be extracted by a hot acidic leaching followed by solvent extraction and precipitation to form a concentrate (yellowcake). The uranium tailings will then be leached for gold recovery. Leaching will occur in a carbon in leach process after which gold will be electrowon and refined into doré bars.

ENVIRONMENTAL CONSIDERATIONS

An Environmental Management Program was approved by the DME in October 2005. Approval of applications for the water licence and the approval to recover uranium are expected shortly.

CAPITAL AND OPERATING COST

The estimated capital cost is $213 million and the pre-production period is four years. The operating cost is estimated at $70.31 per tonne milled.

2 INTRODUCTION AND TERMS OF REFERENCE

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by First Uranium Corporation (First Uranium) to prepare an independent Technical Report on the Ezulwini Project (the Project, or the Ezulwini Mine) located in Gauteng Province, near Johannesburg, Republic of South Africa. The purpose of this report is to revise the previous preliminary economic assessment to incorporate progress to date and to address the significant changes related to electrical power supply in South Africa. This Technical Report conforms to NI43-101 Standards of Disclosure for Mineral Projects.

First Uranium is a public Canadian company which completed its Initial Public Offering (IPO) on the Toronto Stock Exchange (TSX) on December 20, 2006, and its secondary listing on the Johannesburg Stock Exchange (JSE) on March 30, 2007. The Common Shares of First Uranium are traded on the TSX under the symbol of FIU and on the JSE under the symbol of FUM. First Uranium owns the Ezulwini underground gold-uranium project and the Mine Waste Solutions gold-uranium tailings reprocessing operations. First Uranium acquired the Ezulwini Project from Simmers and Waterpan Mining Consortium (WMC).

The Ezulwini Project involves the re-commissioning of an underground, uranium and gold mining operation located approximately 40 km from Johannesburg on the outskirts of the town of Westonaria in Gauteng Province, South Africa. Re-commissioning activities involving the refurbishment of the shaft and construction of the gold and uranium plants began in earnest in December 2006, subsequent to the successful completion of the IPO, and were ongoing at the time of the site visit. Prior to re-commissioning, the mine was on a care and maintenance program which was initiated in 2001. The mine was constructed in the 1960s and reached production of 200,000 tonnes per month in the same decade. In 2001, mine production at Ezulwini was suspended primarily as a result of capital constraints compounded by a weak gold and uranium market environment.

The Ezulwini Mine was previously operated by Harmony Gold Mining Company Limited (Harmony). The Ezulwini Mining Company (Proprietary) Limited (EMC), a subsidiary of Simmer & Jack Mines, Limited (Simmers), concluded a purchase agreement with Randfontein Estates Limited (REL), a wholly owned subsidiary of Harmony, which enabled EMC to acquire the surface and underground assets relating to the former operators of the Ezulwini Mine, including two shaft headframes and four hoists, fans, compressors, generators, and underground equipment as well as the necessary surface freehold required to operate the mine. EMC now owns 100% of Ezulwini, having completed the purchase of the interest previously held by WMC. EMC was acquired by First Uranium from Simmers in December 2006.

The major assets and facilities associated with the Project are:

- Gold resources in the Ezulwini Shaft pillar within the Upper Elsberg formation; gold resources within the Upper Elsberg formation beyond the shaft pillar; and gold and uranium resources within the Middle Elsberg formation. All of these resources are within the Witwatersrand Basin and have been mined in the past.
- Hoisting and ventilation shafts to surface including the associated facilities and underground shafts to access the resources.
- Mine development to and within the resource areas.
- Mine infrastructure including the hoisting plants, mine dewatering system, compressed air system, and electrical power distribution system.
- Surface infrastructure including the compressor and power house, electrical power supply, offices, and shop buildings.
- Engineering and geological records from the past operations.
- Gold and uranium processing plants which are under construction.

The December 2006 Technical Report was the first Scott Wilson RPA involvement with this Project. At the request of First Uranium, Scott Wilson RPA prepared two revisions to the initial report and has now prepared this technical report.

This report is considered by Scott Wilson RPA to meet the requirements of a Preliminary Economic Assessment as defined in Canadian NI43-101 regulations. The economic analysis contained in this report is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserve development, production, and economic forecasts on which this preliminary assessment is based will be realized.

SOURCES OF INFORMATION

Site visits were carried out by Mr. Wayne Valliant, P.Geo., Principal Geologist with Scott Wilson RPA (Associate Consulting Geologist at the time of the visit), and Mr. Dennis Bergen, P.Eng., Associate Mining Engineer with Scott Wilson RPA, from August 22 to 25, 2006. Wayne Valliant carried out a subsequent site visit from February 20 to 22, 2007. Wayne Valliant and Dennis Bergen carried out the latest site visit from April 7 to 11, 2008.

Discussions were held with personnel from Simmers and First Uranium and their consultants:

- Syd Caddy, Executive Vice President and COO First Uranium
- John Gould, Vice President, Technical Services, First Uranium
- Wouter de Vos, General Manager , Ezulwini Mine
- Cecil Jones, Technical Services Manager, Ezulwini Mine
- Drickus Lambrecht, Production Manager, Upper Ezulwini Shaft
- Daan Van Heerden, Director, Minxcon
- Heather King, Sr. Resource Geologist, Minxcon
- Willem Pretorius, Planning Engineer, Minxcon
- Peter Marx, Simmer and Jack Mines Ltd., principal project consultant to Ezulwini Mining Company
- Corne Fourier, Managing Director, of GeoNingiZimu Pty geological consultant to Ezulwini
- Tony Ward, Shaft Engineer and rock monitoring consultant

Mr. Valliant prepared Items 7 to 15 and 17 and contributed to Items 1, 2, 19, and 20. Mr. Bergen prepared Items 3 to 6, 16, and 18 and contributed to Items 1, 2, 19, and 20.

The documentation reviewed, and other sources of information, are listed at the end of this report in Item 21 References.

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

μ	micron	kPa	kilopascal
°C	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	kilowatt
μg	microgram	kWh	kilowatt-hour
A	ampere	L	Litre
a	annum	L/s	litres per second
Bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m^2	square metre
Cal	calorie	m^3	cubic metre
Cfm	cubic metres per minute	min	minute
cm	centimetre	m amsl	metres above mean sea level
cm^2	square centimetre	mm	millimetre
d	day	mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
dmt	dry metric tonne	MW	Megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m^3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft^2	square foot	oz	Troy ounce (31.1035g)
ft^3	cubic foot	oz/dmt	ounce per dry metric tonne
g	gram	ppm	Part per million
G	giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	rpm	revolutions per minute
gpm	Imperial gallons per minute	s	second
gr/ft^3	grain per cubic foot	st	short ton
gr/m^3	grain per cubic metre	stpa	short ton per year
hr	hour	stpd	short ton per day
ha	hectare	t	metric tonne
hp	horsepower	tpa	metric tonne per year
in	inch	tpd	metric tonne per day
in^2	square inch	US$	United States dollar
J	joule	USg	United States gallon
k	kilo (thousand)	USgpm	US gallon per minute
kcal	kilocalorie	V	Volt
kg	kilogram	W	Watt
km	kilometre	wmt	wet metric tonne
km/h	kilometre per hour	yd^3	cubic yard
km^2	square kilometre	yr	year

3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson RPA for First Uranium. The information, conclusions, opinions, and estimates contained herein are based on:

- Information available to Scott Wilson RPA at the time of preparation of this report,
- Assumptions, conditions, and qualifications as set forth in this report, and
- Data, reports, and other information supplied by First Uranium and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by First Uranium. Scott Wilson RPA has not researched property title or mineral rights for the Ezulwini Project and expresses no opinion as to the ownership status of the property.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party's sole risk.

4 PROPERTY DESCRIPTION AND LOCATION

PROPERTY DESCRIPTION

The Ezulwini Mine is located some 40 km from Johannesburg in the outskirts of the town of Westonaria in the Republic of South Africa. The mine is located in the province of Gauteng in the western portion of the Witwatersrand Basin, as illustrated in Figure 4-1.

LAND TENURE

The immovable property consists of some 3,718 ha on various portions of Farms Jachtfontein 344IQ, Modderfontein 345IQ, and Waterpan 292IQ, as illustrated in Figure 4-2. Under the terms of the REL Purchase Agreement it was agreed that registration of transfer of the immovable property to EMC would be effected by REL's attorneys as soon as reasonably possible after 29 December 2006.

Certain portions of the immovable property as outlined in Table 4-1 ("Undivided Portions") cannot be transferred to and registered in the name of EMC until those portions of the immovable property have been subdivided. In terms of the REL Purchase Agreement, EMC will apply for permission to subdivide the Undivided Portions and they are currently attending to same. Registration of transfer of the Undivided Portions will take place after subdivision. Pending subdivision and transfer of the Undivided Portions, EMC will lease such Undivided Portions from REL under the terms of a lease agreement entered into between the parties on 19 October 2006 ("REL Lease Agreement").

Transfer of those properties which do not require subdivision has taken place and the properties are registered in the name of EMC.

TABLE 4-1 AGREED UPON FREEHOLD AREA
First Uranium Corporation - Ezulwini Project

Farm	Portion	Prtn of prtn	Area (ha)	
Waterpan	3		102.1	Peter Wright dam
292 IQ	4	C	30.4	Between village and old training centre
	4	D	19.9	Hostel zone
	13	A	72.3	Waste rock and Delta area
	14		176.9	Tailings dam (Ha to be confirmed)
	24	A	12.9	Around Thabong school
	24	B	49.5	Area North of Link portion of slvge yard, hostels & school
	25	B	52.5	Area South of Link road farmer centre pivot
	26	A	6.8	Portion of shaft area
	27	A	40.2	Area between tailings dam and plants
Modderfontein 345 IQ	24	A	78.5	Magazine zone
Total			**641.8**	**First Uranium freehold area**

In May 2005, Simmers took initial steps towards acquiring the Project by submitting an application for new order mining rights in respect of the Ezulwini Mine. Simmers was granted the Mining Right, which was registered on December 8, 2006. The mining right is valid up to November 19, 2036, and is renewable. This mining right covers the same area as was previously held by REL under Mining Licence ML38/39. Simmers has applied to have the Mining Right transferred to EMC and the Minister of Minerals and Energy has consented to that transfer. The draft documentation has been submitted to the Department of Minerals and Energy for approval, whereafter the transfer will be registered.

There is an approved closure plan in place along with an approved EMP. The DME has also approved EMC's mine operating plan. The Water Licence application has been submitted to the South African Department of Water Affairs and Forestry, the national office in Pretoria has confirmed receipt of the application and whist no guarantees can be given have indicated that they have no major areas of concern with the application.

An application for a Certificate of Registration (COR) for the operation of a uranium processing plant was submitted to the South African National Nuclear Regulator on July 18, 2006. EMC received a response from the South African National Nuclear Regulator on August 15, 2006, detailing various outstanding information requirements. Malepa Holdings has been mandated to provide the necessary radiation protection advisory services and will monitor and submit any additional information required by the National Nuclear Regulator.

EMC awarded the shaft rehabilitation work to Murray and Roberts and EMC is undertaking the mining of the shaft pillar. Sufficient work has been completed such that hoisting of the planned production can be done, but the completion of the shaft repair has taken longer than planned. On January 24, 2008, Eskom, the national power supplier, communicated to the mining industry that the utility could not guarantee power availability and asked the industry to operate at electrical power levels below historical load requirements until 2012. While Eskom has announced plans to increase the supply of power incrementally in the years leading up to 2012, Eskom also reports that full power availability cannot be guaranteed until then. As a result, First Uranium temporarily suspended operations at Ezulwini as outlined in the January 28, 2008 press release and began a search for alternative energy supplies. Following the subsequent Eskom announcements, First Uranium started to ramp up again on January 30, 2008. The gold and uranium plant engineering, procurement and construction management (EPCM) contract was awarded to MDM Technical Africa (Pty) Ltd. (MDM). Construction is well advanced and commissioning of the first phase gold plant commenced in April, with mill production planned to commence in June 2008.

Revisions and amendments to the proposed Mineral and Petroleum Royalty Bill (the Bill) have been introduced by the South African government. The Bill provides for a royalty rate of 12.5% of the operating profit divided by the revenue. Operating profit includes overhead, but not capital. The royalty is expected to come into effect in May 2009 and has been included as such in the project evaluation.


Zimbabwe
Mozambique
Botswana
Namibia
Ezulwini Project
Nelspruit
Pretoria
Maputo
Johannesburg
Swaziland
Klerksdorp
Piet Retief
Harrismith
Richard's Bay
Uppington
Kimberley
Bloemfontein
Lesotho
Pietermaritzburg
Springbok
South Africa
Durban
Port Shepstone
Colesburg
Middleburg
Umtata
N
Atlantic Ocean
Beaufort West
Vredenburg
East London
Indian Ocean
Capetown
George
Kynsna
Port Elizabeth
Gansbaal
0
500
kilometres

Figure 4-1

First Uranium Corporation

Ezulwini Project

Johannesburg, South Africa

Property Location Map

June 2008


N
0 2 4 6 8 10
kilometres
Krugersdorp
N1
Johannesburg
Doornkop
Randfontein
RANDFONTEIN
R28
Cooke 1
Cooke 2
Cooke 3
N12
Ezulwini Project
Carltonville
R501
DRIEFONTEIN
BLYVOORUITZICHT
KLOOF
SV2/3
SV1
Sd1
BARRICK GOLD
WESTERN AREAS JV
ELANDSKRAAL
ANGLOGOLD
ASHANTI-WEST
WITS OPERATIONS

Figure 4-2

First Uranium Corporation

Ezulwini Project

South Africa

Location Map and Mining Concessions

June 2008

Source: Minxcom, 2006

EZULWINI PROSPECTING RIGHT

In March 2007, First Uranium submitted a prospecting application in respect of properties contiguous to the northeast and southeast of the existing Ezulwini mining right area. The DME accepted the application, implying that no other parties had made prior application for the prospecting rights, and that, subject to First Uranium complying with all the requirements of the DME, the rights would in due course be granted. First Uranium was required to submit the following to the DME to obtain their approval for the grant of the rights: (i) results of a notification and consultation with the surface owners of the land overlying the program area by May 13, 2007; (ii) an acceptable Environmental Management Plan ("EMP") by June 12, 2007; and (iii) confirmation of First Uranium's qualifying Black Economic Empowerment credentials, all of which were submitted to the DME within the time prescribed.

In November 2007, First Uranium received approval from the regional DME for the Corporation's application in respect of the prospecting work program. Final approval by the regional DME was subject to the approval of the EMP. In December 2007, the regional DME approved First Uranium's EMP and granted the Corporation an unconditional prospecting right for 6,843 hectares of additional property contiguous to the northeast and southeast of the Ezulwini Mine.

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The Ezulwini property is accessed by paved roads some 40 km to the west of Johannesburg in the Gauteng Province of the Republic of South Africa. It is 5 km south of the Johannesburg – Potchefstroom road (National Road N12). The nearest airport is the international airport in Johannesburg.

CLIMATE

The climate is typical of the Highveld, with hot to warm summers and cold winters. Rainfall occurs predominantly in summer. The diurnal range in winter reflects a particularly harsh climate, the mean difference between daily maximum and daily minimum being almost 20°C. The data for Zuurbekom in WB40 are taken as being representative of the Ezulwini Shaft area. Mean annual rainfall given in WB40 (1951 – 1984) is 664 mm.

Rainfall peaks in January. Winters are very dry. The rain season starts in October and ceases at the end of April. Approximately 83% of the mean annual rainfall occurs in those six months. Rainfall is variable; zero rainfall has been recorded in all six "dry" months. Heavy showers of up to 85 mm in 24 hours have been recorded; even in the dry month of July, 41 mm has been recorded in 24 hours.

There are on average 100.5 rain days (with more than 0.1 mm) annually. A large portion of the rainfall occurs as light showers of less than 10 mm, while the remainder occurs as heavy storms.

No record of thunder is available. There are about 30 thunderstorms in the Witwatersrand annually. Not all are accompanied by heavy falls of rain.

Climatic conditions do not impose any special construction restrictions, and conditions are such that many plants and grinding facilities have only light structures over top. Older offices do not have central heating facilities.

LOCAL RESOURCES

The Witwatersrand Basin is a famous gold mining area with a number of producing mines and past producers. Mine suppliers and contractors are available locally, and experienced and general labour is available in the mine area.

INFRASTRUCTURE

The surface and underground infrastructure of the Ezulwini Mine include:

- Main shaft (1,518 m deep) from surface to 51A Level (1,408 m below surface) complete with 6.6 kV power cables, compressed air pipelines, and mine dewatering pipelines;
- Internal subvertical shaft from the 50 Level to the 63A Level;
- Underground rock transfer and skip loading facilities;
- 6.0 m diameter Koepe winder for skipping in the main shaft;
- 4.9 m diameter double drum winder (south) for man and material hoisting in the main shaft;
- 4.9 m diameter double drum winder (north) for man and material hoisting in the main shaft;
- 6.7 m diameter concrete lined ventilation shaft to the 41 Level (1,102 m below surface) complete with 6.6 kV power lines, which are separate from those in the main shaft and spare mine dewatering pipelines;
- Mine ventilation fans;
- 3.0 m double drum man winder for the ventilation shaft;
- Underground pumping stations on the 33, 41, and 50A levels, with facilities to handle clear water and slurry.
- Two surface conveyors to move reef (ore) and waste from the head gear bins to a waste silo and to a reef transfer conveyor;

- Workshops including a mechanical shop, boiler shop, and compressor house;
- Electrical power supply from Eskom (the national power supplier) with two independent feeds to the mine site and subject to some supply restrictions as announced by Eskom;
- Electrical power distribution system on surface and in the underground mine;
- Emergency power generators with an installed capacity of 13.3 MW;
- Management and engineering offices, fenced storage yards, and employee parking areas;
- A gold and uranium processing plant which is being constructed by Ezulwini;
- A slimes storage dump with a remaining lifespan of approximately 19 years at 150,000 tpm.

PHYSIOGRAPHY

The Ezulwini Shaft is situated on the southern slope of the anticline, between the two most northerly prominent ridges of the Gatsrand on the Transvaal Highveld at an elevation of 1,620 m to 1,695 m amsl. The shaft is located some 25 km south of the subcontinental water shed between the Limpopo and Vaal drainage basins. Quartzitic ridges of the Gatsrand trend roughly east-west and form the most prominent features.

Pre-mining land capability within the mining lease area consists mainly of grazing and arable land. The soils are mainly of the hill wash type and low in fertility.

The area has been classified as Bakenveld. The soils are poor, shallow, acid, stony and sandy. The Western Variation occurs on sandy planes and low rocky ridges, ranging in altitude from 1,350 m to 1,700 m amsl. These areas receive approximately 550 mm to 700 mm of rain during the summer months.

It is rather sparse, sour, strongly tufted veld and, in the nature of its grasses, clearly transitional from Cymbopogon Hemeda veld to sour bushveld. The presence of

Cymbopogon Pluinodis and the general absence of Tristachya Leucothrix distinguish it from the central and eastern variations.

6 HISTORY

The Ezulwini Shaft of Randfontein Estates Limited was previously utilized for the mining of mineral deposits from which gold and uranium ores were extracted by metallurgical processing.

Activities at the Ezulwini Shaft commenced in 1961 under the control of the then Western Areas Gold Mining Company (WAGMC), which also owned the South Deep Gold Mine (South Deep). South Deep was the subject of a joint venture between Placer Dome South Africa (Proprietary) Limited, a wholly-owned subsidiary of Placer Dome Inc., and Western Areas Limited (the PDWAJV). Subsequently, Barrick Gold Corporation acquired Placer Dome and then entered into an agreement to sell its interest in PDWA JV to Gold Fields Limited. The South Deep Mine and the workings from the Ezulwini Shaft were formerly connected on two levels and dewatering of the Ezulwini Shaft kept the South Deep mine dewatered. Ezulwini Shaft was purchased by REL in 1997. In January 2000, Harmony acquired REL.

Harmony continued operations until July 2001 after giving notice to PDWAJV in April of its intention to cease mining and pumping operations. Harmony prepared a closure plan for the Ezulwini Shaft and that plan was approved by the DME. PDWAJV took over the pumping operations in March 2003 to allow the completion of the construction of plugs between the two mines and to verify the competency of the barrier pillar, the purpose being that once the dewatering of the Ezulwini Shaft operations was stopped, the necessary measures would be in place to ensure the safety and health of the South Deep Mine. The work was completed and PDWAJV gave notice to Harmony that pumping operations would cease on February 8, 2005.

In October 2005, Simmers undertook the pumping operations as part of its purchase agreement with Harmony in respect of the Ezulwini mine. Simmers commenced pumping and exploration work to determine the feasibility of reopening the mine. First Uranium subsequently purchased Simmer's interest in Ezulwini in December 2006, and

in December 2007 First Uranium purchased Waterpan Mining Consortium's 10% interest in Ezulwini. First Uranium is now the 100% owner of Ezulwini.

The mine operated until 2001, producing gold and, at times, uranium. A uranium recovery circuit was operated from 1982 to 1997. Over the course of mine development and operation, there was extensive diamond drilling, development in waste and ore, and extraction of ore.

Table 6-1 summarizes the production history from the Ezulwini Mine.

TABLE 6-1 PRODUCTION HISTORY
First Uranium Corporation - Ezulwini Project

Year	Upper Elsburg		Middle Elsburg		
	Tonnes (t 000s)	Gold Prod (oz 000s)	Tonnes (t 000s)	Gold Prod (oz 000s)	U_3O_8 Prod (lb 000s)
1961					
1962	1,015	231			
1963	1,338	337			
1964	1,543	401			
1965	2,330	622			
1966	2,563	691			
1967	2,646	728			
1968	2,560	707			
1969	2,449	711			
1970	2,433	710			
1982			510	Not Stated	375
1983			641	"	621
1984					
1985			666	Not Stated	673
1986			696	"	649
1987			619	"	513
1988			618	"	435
1989			699	"	457
1990			529	"	521
1991			550	"	631
1992			574	"	636
1993			783	"	613
1994			543	"	604
1995			527	"	612
1996			530	"	568
1997			539	"	534

Note. Results for Upper Elsburg compiled only to 1970. From 1971 production started from the SV1 area which is not part of Ezulwini.

Mineral resource and mineral reserve estimates at the mine were compiled regularly by the owners and, from the 1997 report onwards, the estimates were presented as compliant with the SAMREC guidelines.

Simmers reported SAMREC compliant mineral resources for the Ezulwini Project effective July 30, 2006. The mineral resource estimate was prepared by Horizon Blue Resources (HBR) and Minxcon. Scott Wilson RPA reviewed the estimates and reported the mineral resources as NI43-101 compliant in the December 5, 2006 Technical Report entitled Technical Report Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa. The July 30, 2006 mineral resources are summarized in Table 6-2. Scott Wilson RPA prepared an update to the technical report dated May 9, 2007. The report included an update of the mineral resources effective January 2007. The results are summarized in Table 6-3. There were no mineral reserves as defined by NI 43-101 in either of the aforementioned reports.

TABLE 6-2 MINERAL RESOURCES – SUMMARY – JULY 2006
First Uranium Corporation - Ezulwini Project

Category	Tonnes (t 000s)	Grade Au (g/t Au)	Grade U_3O_8 (%)	Cont. Au (oz 000s)	Cont. U_3O_8 (lb 000s)
Measured Reef					
UE Shaft Pillar	2,101	7.7	-	520	-
Middle Elsburg	2,450	4.9	0.072	384	3,888
Total	4,551	6.2	n/a	904	3,888
Indicated Reef					
UE Shaft Pillar	4,586	6.1	-	900	-
Middle Elsburg	1,370	5.8	0.095	257	2,880
Total	5,956	6.0	n/a	1,157	2,880
Meas + Ind Reef					
UE Shaft Pillar	6,687	6.6	-	1,420	-
Middle Elsburg	3,820	5.2	0.080	641	6,768
Total	**10,507**	**6.1**	**n/a**	**2,061**	**6,768**
Inferred Reef					
Upper Elsburg	64,550	5.8	-	12,055	-
Middle Elsburg	136,910	4.6	0.076	20,074	229,329
Total	**201,460**	**5.0**	**n/a**	**32,129**	**229,329**

Notes:
1. CIM definitions were followed for mineral resources.
2. Mineral resources in the Upper Elsburg shaft pillar are estimated at a 4.0 g/t Au cutoff grade
3. Mineral resources are estimated using an average long-term gold price of US$500 per ounce, and a US$/R exchange rate of 7.0.
4. A minimum mining width of 1.53 m was used.
5. Rows and columns may not add exactly due to rounding.
6. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

TABLE 6-3 MINERAL RESOURCES – SUMMARY – JANUARY 2007
First Uranium Corporation - Ezulwini Project

Category	Tonnes (t 000s)	Grade Au (g/t Au)	Grade U_3O_8 (%)	Cont. Au (oz 000s)	Cont. U_3O_8 (lb 000s)
Measured Reef					
UE Shaft Pillar	2,490	7.7	-	615	-
Middle Elsburg	2,450	4.9	0.072	384	3,888
Total	4,940	6.3	n/a	999	3,888
Indicated Reef					
UE Shaft Pillar	3,640	5.8	-	683	-
Middle Elsburg	1,370	5.8	0.095	257	2,880
Total	5,010	5.8	n/a	940	2,880
Meas + Ind Reef					
UE Shaft Pillar	6,130	6.6	-	1,298	-
Middle Elsburg	3,820	5.2	0.08	641	6,768
Total	**9,950**	**6.1**	**n/a**	**1,939**	**6,768**
Inferred Reef					
Upper Elsburg	64,550	5.8	-	12,055	-
Middle Elsburg Channel	4,810	2.3	-	351	
Middle Elsburg	132,100	4.7	0.075	19,742	218,319
Total	**201,460**	**5.0**	**n/a**	**32,148**	**218,319**

Notes:
1. CIM definitions were followed for mineral resources.
2. Mineral resources in the Upper Elsburg shaft pillar are estimated at a 4.0 g/t Au cutoff grade
3. Mineral resources are estimated using an average long-term gold price of US$500 per ounce, and a US$/R exchange rate of 7.0.
4. A minimum mining width of 1.53 m was used.
5. Rows and columns may not add exactly due to rounding.
6. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

First Uranium completed an IPO in December 2006 and has since been advancing the mine and plant design. It commenced work on the refurbishing of the Ezulwini shaft. Mine development and construction progress is described in Item 18, Other Relevant Data and Information.

7 GEOLOGICAL SETTING

REGIONAL GEOLOGY

The Project lies within the Witwatersrand Basin, an Archean (approximately 2.7 billion years) sedimentary basin, whose surface expression is an elongate structure that extends longitudinally for approximately 300 km NE-SW by 100 km NW-SE. It contains an approximately six kilometre thick stratigraphic sequence consisting mainly of quartzites and shales with minor intermittent volcanic units. The first stage of basin development is recorded by rocks of the Dominion Group, composed of fluvial sediments and volcanic rocks. The Witwatersrand Supergroup overlies the Dominion Group and has been subdivided into the lower West Rand Group and the upper Central Rand Group, both of which consist primarily of sandstones, shales, and conglomerates. The Central Rand Group has produced the majority of the gold from the Witwatersrand Basin. The Ventersdorp Supergroup unconformably overlies the Witwatersrand Supergroup and is in turn overlain by the Transvaal and Karoo Sequences.

The differences in the morphology and gold distribution patterns from one reef to the next, and within individual reefs, reflect the different sedimentary processes that prevailed during deposition on erosional surfaces in fluvial and littoral environments. Despite their age, the sedimentary rocks within the Witwatersrand Basin are remarkably well preserved and relatively undeformed. The basin has undergone numerous phases of faulting but has not been subjected to significant metamorphism.

The general geology of the Witwatersrand Basin is illustrated in Figures 7-1 and 7-2.


27°00'E
Carletonville
4
Johannesburg
3
2
Evander
1
5
Ezulwini Project
Klerksdorp
6
Vredefort
27°00'S
27°00'S
N
7
Welkom
Goldfields
1 Evander
2 East Rand
3 Central Rand
4 West Rand
5 Far West Rand
6 Klerksdorp
7 Welkom
27°00'E
0 20 40 60 80 100
kilometres
Witwatersrand Group
Central Rand Group
West Rand Group
Dominion Group
Archean granitoid
Greenstone
Paleoslope
Major fault

Figure 7-1

First Uranium Corporation

Ezulwini Project

South Africa

Regional Geology, Witwatersrand Basin

June 2008 *Source: H.E. Frimmel, 2005*

Age (Ma)		Stratigraphy
2023		Vredefort impact
2054-2059		Bushveld Igneous Complex Roolberg Group
2250 2350	Transvaal Supergroup	Pretoria Group
2432	Transvaal Supergroup	Chuniespoort Group
2642	Transvaal Supergroup	Black Reef Quartzite Formation
	Ventersdorp Supergroup	Pneil / Wolkberg Groups
2709	Ventersdorp Supergroup	Platberg Group
2714	Ventersdorp Supergroup	Klipriviersberg Group
2837	Witwatersrand Supergroup	Upper Central Rand Group
<2894	Witwatersrand Supergroup	Lower Central Rand Group
2914 <2970	Witwatersrand Supergroup	West Rand Group
3074-3086		Dominion Group
		Middle Archean Basement

Figure 7-2

First Uranium Corporation

Ezulwini Project

South Africa

Stratigraphic Column
Witwatersrand Basin

June 2008

After Frimmel & Minter, 2002

LOCAL GEOLOGY

The Ezulwini Mine is located in the West Rand Goldfield and the mineralization is hosted by the Central Rand Group, the upper unit of the Witwatersrand Supergroup. This unit has produced the majority of the gold from the Witwatersrand Basin, and is composed predominantly of quartzite with subordinate zones of conglomerate and a single argillite horizon, i.e., the Booysens Shale Formation. Using the central position of the Booysens Shale, the stratigraphy of the Central Rand Group has been historically subdivided into the lower Johannesburg Subgroup and the upper Turffontein Subgroup. Mineralized reefs in the Johannesburg Subgroup tend, on average, to be more laterally extensive and more uniform in thickness and gold content. The principal gold-bearing conglomerate packages in the Johannesburg Subgroup are the Main Reef and South Reef. Reefs hosted by the upper Turffontein Subgroup include the Kimberley and Elsburg Reefs and are generally characterized by discrete, and often linear, higher grade zones of gold concentration separated by areas of low grade or barren conglomerate.

The Turffontein Subgroup has been subdivided into the upper Mondeor Formation, middle Elsburg/Elderado Formation, and the basal Kimberley Formation. The Mondeor Formation hosts the Middle Elsburg, Upper Elsburg, and Ventersdorp Contact Reefs of the Ezulwini Mine.

The stratigraphy of the Witwatersrand Subgroup is illustrated in Figure 7-3.


metres
Group
Subgroup
Formation
Lithology
Reefs
Au (g/t)
Age (Ma)
Venterpost
Ventersdorp Contact Reef
5-12
2,714 ± 8 Ma1
2,000
1,000
0
-1,000
-2,000
-3,000
-4,000
-5,000
CENTRAL RAND
WEST RAND
Turffontein
Johannesburg
Jeppestown
Government
Hospital Hill
Mondeor
Elsburg/ Eldorado
Kimberley
Booysens
Krugersdorp
Luipaardsvlei
Randfontein
Main
Blyvooruitzicht
Maraisburg
Roodepoort
Crown
Babrosco
Rietkuil
Koedoeslaagte
Afrikander
Elandslaagte
Palmietfontein
Tusschenin
Coronation
Promise
Bonanza
Brixton
Parktown
Orange Grove
South Deep
Bastard, EA, Upper Elsberg
Denny's, Beatrix, Composite
Crystalkop, A, Kalkoenkrans, B, Kimberley
Basal, Steyn, Vaal, Saaipias, Leader, Monarch, Bird
Livingstone
Middlevlei
North, Main, South, Carbon leader, Commonage
Ada May, Beisa
Veldskoen, Inner Basin Reefs
M
Buffelsdoorn, Outer Basin Reefs
Government
M
Rivas Reef
Coronation
M,D
D
Bonanza
M
M
M
M
11-15
7
19
5
25
>2,780 ± 3 Ma3
<2,849 ± 18 Ma
(2,840 ± 3 Ma)2
<2,872 ± 6 Ma2
(<2,822 ± 6 Ma)2
(<2,902 ± 13 Ma)2
2,914 ± 8 Ma1
(<2,931 ± 8 Ma)
M Magnetic shale
D Diamictite
Reef
Conglomerate
Sandstone
Shale
Lava

Figure 7-3

First Uranium Corporation

Ezulwini Project

South Africa

Stratigraphic Column
Witwatersrand Supergroup

June 2008 *After Frimmel & Minter, 2002*

PROPERTY GEOLOGY

The Ezulwini property is underlain by the Timeball Hill and Fountains Formations, and the Malmani Dolomite Formation of the Transvaal Sequence. The Transvaal Sequence is underlain by the Ventersdorp Supergroup. A lower unit of the Ventersdorp includes the Westonaria Formation, which consists of ultramafic lavas and zones of fine-grained tuff, and is responsible locally for poor ground conditions. The basal unit of the Ventersdorp Supergroup is a conglomerate-gritty quartzite band of the Venterspost Formation, often referred to as the Ventersdorp Contact Reef (VCR). The Mondeor Conglomerate Formation (Turfontein Subgroup, Central Rand Group, Witwatersrand Supergroup) lies unconformably below the VCR and hosts the Upper Elsburg and Middle Elsburg Reefs. The Upper Elsburg Reef is further subdivided into the Modderfontein Member and the Waterpan Member.

The Modderfontein Member consists predominantly of medium to small pebble conglomerates and is generally more robust than the underlying conglomerates of the Waterpan Member. The sequence has been traditionally subdivided into two conglomerate packages (the lower MA units and upper MB subzones) separated by a three metre to four metre zone of quartzite with subordinate small pebble conglomerate lenses (MI subzone).

The MB subzone typically ranges from four metres to six metres in thickness and contains up to three discrete conglomerate bands hosted by apple-green to light grey siliceous quartzite. These horizons have varying channel thickness and excellent secondary mineralization. These poorly sorted, polymictic, medium to large pebble conglomerates were probably deposited onto scour surfaces and grade upwards into quartzite. The MB conglomerate(s) are characterized by abundant pyrite, both buckshot and interstitial crystalline forms, and, at the shaft pillar, form the most prospective horizon for gold mineralization. In many cases, boreholes have shown that gold mineralization in the MB horizon is quite erratic in the conglomerate package and is not always bottom loaded. Clast type is predominantly moderately to well-rounded vein

quartz and chert pebbles with scattered shale-like chips. The matrix varies between a light green to khaki coloured coarse-grained quartzite.

The MB conglomerate lies directly on a sandier substrate. The basal contact is often difficult to discern in borehole intersections. The underlying MI subzone consists of a six metre thick cross-bedded pyritic quartzite that becomes more conglomeratic towards the south. The conglomerate lags and multiple thin bands consist of polymictic small to medium gravels with occasional scattered large quartz vein clasts. The interbedded light green, coarse-grained quartzite layers may be up to one metre thick and are often argillaceous, containing numerous small shale clasts and bands of khaki-coloured sericitic shale.

The basal MA subzone is the thickest subzone of the Modderfontein Member and typically ranges from seven metres to nine metres and includes a capping of one metre to three metres of apple green, coarse-grained, immature quartzite with thin bands (<10 cm) of khaki sericitic greywacke. The MA conglomerate can be upward fining and consists of a well-packed, robust polymictic conglomerate with abundant buck-shot pyrite. Clasts are predominately vein quartz with chert, shale-like clasts, and the distinguishable khaki-coloured chert pebbles. Thin layers of light greenish grey, fine-grained, siliceous quartzite can be present in the conglomerate sequence.

The Waterpan Member of the Mondeor Conglomerate Formation lies directly below the Modderfontein Member and consists of a number of discreet conglomerate horizons separated by quartzite. The various conglomerates are referred to as the "Individuals" and have been arbitrarily labelled A to D, from bottom to top. The lower EA and EB subzones are not persistent and are of no significant economic importance at the shaft pillar. The EC conglomerate is sporadically developed in channels across the pillar area and may form a number of discreet units. The highest unit of the Waterpan Member is the ED band, which is well-developed as a persistent horizon immediately below the MA subzone of the Modderfontein Member.

The EC subzone consists of light grey but fine-grained siliceous quartzite with a few thin polymictic, matrix supported, small to medium pebble conglomerate lags with distinguishable features such as small square shale-like clasts. The average conglomerate thickness typically ranges from one metre to two metres, with gold content being very low. Mature quartzite often separates the EC subzone from the overlying ED subzones. The ED subzone is better developed and can attain a thickness of three metres to four metres in places. The ED reef is developed as an upward fining, small to medium pebble, moderately sorted, polymictic conglomerate, dominated by vein quartz pebbles. The matrix is a mature, coarse-grained light to dark grey quartzite with fine pyrite. This conglomerate is characterized by variable grades and channel thickness.

In the area of the shaft pillar, approximately 1,025 m below the shaft collar, the general stratigraphy strikes 040° and dips 17° to the southwest. Dips may vary due to channelling and faulting.

The property geology is illustrated on two sections in Figures 7-4 and 7-5.



Southwest
surface
4 Shaft
Dolomite
Access to
South Deep
(plugged)
Black Reef
Ventersdorp
lava
S.V.4
Kimberley Shales
KB Shale
South Reef
Bird Reef
Middle Elsburg
KB Shale
Kimberley Shales
Panvlakte
Fault
South Reef
Jeppestown Shales
Bird Reef



912,000
916,000
920,000
68,000
70,000
72,000
N
SW-NE Section
NW-SE Section

0 200 400 600 800 1000
Metres

June 2008

Source: Minxcom, 2006.

First U

E

SV

I


Northwest
Historical Production
No. 4 Shaft
Pretoria S
Meters
1,000
0
-1,000
-2,000
-3,000
Dolomite
VCR
Bird
Ventersdorp Lava
Ventersdorp Contact Reef
Upper
Middle E
South
Booysens S
WEST RAND FAULT
PANVLAKTE FAULT
Bird Reef
Jeppestown Shale
South Reef
0
500
1,000
2,000
3,000
4,000
Meters
912,000
916,000
920,000
68,000
70,000
72,000
N
SW-NE Section
NW-SE Section
First U
E
N
June 2008
Source: Minxcom, 2006.

8 DEPOSIT TYPES

The gold-uranium deposits in the Witwatersrand Basin have a primary sedimentary origin and show great lateral continuity throughout the basin. Local discontinuities in mineralization within the reefs are a result of facies variation, ore formation processes, and structural history.

9 MINERALIZATION

UPPER ELSBURG REEF

The mineralization in the Upper Elsburg Reef has been defined around the shaft, at a depth of approximately 1,000 m for a radius of approximately 250 m by the 2006 diamond drilling program and for a further 200 m by historical diamond drilling. The combined thickness of the gold-bearing reef members, i.e., MB, MI, MA, ED, and EC, ranges from 25 m to 50 m. The reef strikes 040° azimuth, dips 17° SW, and exhibits good lateral continuity but is offset by steeply dipping faults and dykes.

Gold in the Upper Elsburg is found in the form of native gold and is associated with sulphide minerals, especially various forms of pyrite. Historically, 30% to 40% of the gold has been recovered by gravity processes, suggesting a high nugget effect. Normally, higher gold values are associated with sulphides, however, there are many instances where extensive sulphide development yields low gold values. Visually, pyrite occurs in a number of forms, e.g., a fine crystalline mass within the matrix and/or as replacement textures within clasts. Pervasive replacement of small clasts is often referred to as "buck shot pyrite". In places the pyrite distribution within the conglomerate matrix suggests "streaming" of the paleo-hydrothermal fluid during the mineralizing event. Thin stringers of crystalline pyrite are also present within the altered quartzite horizons. At the base of the serpentinized ultramafic lava, the dominant sulphide is pyrrhotite with minor amounts of nickel and copper. Pyrrhotite also exists to a lesser degree in the sedimentary horizons immediately beneath the lava. Gold has occasionally been found in the lava.

MIDDLE ELSBURG REEF

Mineralization in the Middle Elsburg Reef is confined to the UE1A and E9EC Reefs that lie approximately 400 m below the Upper Elsburg Reef. The UE1A Reef lies approximately 60 m above the E9EC Reef. Both reefs strike 030° azimuth, dip 15° to 35° SE, and are interpreted to extend to the property limits. The Middle Elsburg Reef is found in the South Deep Mine to the south and the Doornkorp Mine to the north. The UE1A Reef reaches a maximum thickness of 2.5 m and occasionally pinches out. The

E9EC Reef ranges from one metre to 3.5 m and averages 1.8 m thick. Generally, the reefs are thicker down the paleoslope.

Gold is most commonly associated with pyrite, although some gold occurs in small blebs in arsenopyrite and cobaltite. Uranium is found in the form of uraninite. Mineralization in the Middle Elsburg Reef has less of a nugget effect than the Upper Elsburg Reef.

10 EXPLORATION

Simmer's exploration program was limited to underground diamond drilling as described in Item 11.

The Middle Elsburg reef package, i.e., UE1A and E9EC, hosts approximately 140 million tonnes of inferred mineral resources as described in Section 17 Mineral Resources and Mineral Reserves. An exploration program has been planned with the objective of upgrading a portion of the mineral resources to the indicated category and carrying out a prefeasibility study. The specific Areas of Prospecting Rights Application for the area contiguous to the northeast and southeast of Ezulwini are illustrated in Figure 10-1.

Phase 1 of the program includes diamond drilling approximately 30,000 m in 18 holes from surface and approximately 7,200 m from underground. The underground diamond drilling would be collared in rehabilitated headings in the Upper Elsburg workings. The Phase 1 program would drill the target on approximately 400 m by 400 m spacing.

Contingent on success of the Phase 1 program, the Phase 2 program will comprise approximately 75,000 m of diamond drilling in 42 holes from surface and approximately 16,800 m in 42 holes drilled from underground. Phase 2 would drill the target on approximately 200 m by 200 m spacing, which, considering the generally strong continuity in the Witwatersrand reefs, would likely be sufficient to upgrade a portion of the target to indicated resources.

The surface diamond drilling program, incorporating four drills, was underway at the time of the last site visit in April 2008; however, the Elsburg Reefs had not yet been intersected.


Area of Prospecting Rights Application
Existing Ezulwini Mining Right
Area of Prospecting Rights Application
Westonaria
C1
C2
C3
C4
B4
B5
B6
B7
B8
B9
A1
A2
A3
A4
A6
A7A8
A9
B1
G
H
M
N
P
S
U
W
Y
Z
N
0 1 2 4 6 Kilometers

Figure 10-1

First Uranium Corporation

Ezulwini Project

South Africa

Location of Mining Right and Area of Prospecting Rights Application

June 2008

11 DRILLING

UPPER ELSBURG SHAFT PILLAR

First Uranium contracted Murray and Roberts Cementation Limited to conduct an underground diamond drill project in the Ezulwini shaft pillar. Horizon Blue Resources (Pty) Limited (HBR) planned the program, managed the drill contractors, logged and sampled the core, and prepared the database. The program comprised 3,463 m of HQ (5.08 cm dia.) and N (4.76 cm dia.) size diamond drilling in 50 holes. Forty-seven of the holes were collared below the reef and drilled upwards due to core recovery problems in the unit immediately above the reef. Hole depths ranged from 16 m to 201 m and averaged 78 m. The inclination of the three holes drilled downwards ranged from -65° and -90°, while the up-holes ranged from +40° to +70°. The reef dips at approximately 17° and the holes were intended to cut the reef as closely as possible to normal. Therefore, the true thickness of the reef ranges from 80% to 100% of the mineralized core length.

The diamond drill hole collar locations are illustrated in Figure 11-1. Highlights of the drilling are summarized in Table 11-1.


Meters
Coordinate system:
SA Grid LO27 (m x -1), Clarke 1880
60 000 constant Y
2 900 000 constant X
Legend:
Shaft Pillar
Level 33
Level 36
Level 38
Level 38A
Level 41
Borehole Trace

Figure 11-1

First Uranium Corporation

Ezulwini Project

South Africa

Shaft Pillar
Diamond Drill Collar Locations

June 2008

Source: HBR, 2006.

TABLE 11-1 EZULWINI SHAFT PILLAR - DIAMOND DRILLING HIGHLIGHTS
First Uranium Corporation - Ezulwini Project

Hole No.	From (m)	To (m)	Core Lt. (m)	Dip (degrees)	Grade (g/t Au)	Reef Member
33-04	140.84	141.97	1.13	-65	5.35	VCR
	141.97	148.80	6.83		7.95	MB
	148.80	156.54	7.74		3.81	MI
	156.54	170.33	13.79		7.57	MA
33-05	166.10	167.77	1.67	-66	10.32	VCR
36-01	20.22	25.34	5.12	+70	2.64	VCR
	16.00	20.22	4.22		4.96	MB
	12.87	16.00	3.13		5.71	MI
	7.84	12.87	5.03		15.32	MA
36-02	15.42	21.51	6.09	+70	1.85	VCR
	9.00	15.42	6.42		9.56	MB
36-03	4.09	8.88	4.79	+70	1.81	VCR
	0.00	4.09	4.09		8.05	MB
36-04	19.99	30.80	10.81	+71	4.14	MA
36-05B	51.88	52.65	0.77	-70	1.22	VCR
38-01	43.63	49.87	6.24	+72	10.62	MB
	39.55	43.63	4.08		8.89	MI
38-02	25.66	30.20	4.54	+40	4.20	MB
	42.30	43.13	0.83		6.41	MB
	51.40	53.31	1.91		3.94	VCR
38-03	68.45	75.09	6.64	+70	5.56	VCR
	56.61	68.45	11.84		5.02	MB
	45.44	56.61	11.17		3.72	MI
	35.00	45.44	10.44		3.06	MA
38-04	41.52	43.46	1.94	+71	3.50	ED
	46.52	55.18	8.66		5.83	MA
	57.76	58.80	1.04		13.12	MA
38-05	45.77	48.06	2.29	+68	8.89	MI
	53.81	57.44	3.63		7.15	MB
	59.24	60.71	1.47		31.22	MB

Hole No.	From (m)	To (m)	Core Lt. (m)	Dip (degrees)	Grade (g/t Au)	Reef Member
38-06	2.20	3.79	1.59	+69	7.13	ED
	4.36	6.30	1.94		7.42	MA
	8.00	8.52	0.52		10.27	MA
	11.72	12.22	0.50		18.76	MA
	18.94	22.36	3.42		9.23	MB
	22.36	23.06	0.70		99.48	VCR
38-07	27.84	29.48	1.64	+70	2.27	VCR
	22.00	27.84	5.84		11.48	MB
	18.90	22.00	3.10		2.40	MI
	8.72	18.90	10.18		3.87	MA
	3.60	7.50	3.90		4.08	ED
	0.63	1.06	0.43		2.21	EC
38-08	9.00	12.24	3.24	+72	4.63	ED
	13.27	15.48	2.21		9.03	MA
	18.01	18.72	0.71		6.82	MA
	23.25	23.96	0.71		70.32	MI
	31.71	35.30	3.59		6.09	MB
38-09	12.33	16.04	3.71	+68	4.00	MA
	26.19	27.44	1.25		9.54	MI
	34.51	37.63	3.12		15.91	MB
38-10	18.54	19.06	0.52	+69	10.51	ED
	29.95	30.98	1.03		7.91	MA
	34.88	35.75	0.87		9.70	MA
	47.60	49.10	1.50		12.37	MB
38-11	29.08	34.53	5.45	+67	4.40	MA
	35.50	37.06	1.56		5.20	MI
	43.76	44.44	0.68		16.42	MI/MB
38-12	31.73	34.02	2.29	+68	24.86	MB
	34.96	38.08	3.12		11.23	MB
	39.50	40.35	0.85		20.23	VCR
38-13	28.15	29.54	1.39	+70	4.33	MI
	32.00	33.60	1.60		6.38	MB
	42.41	43.84	1.43		7.62	VCR
38-14	8.90	10.08	1.18	+71	6.58	MA
	11.11	13.00	1.89		9.55	MA
	14.40	15.09	0.69		18.25	MI
	17.31	18.75	1.44		8.91	MI
	24.36	25.00	0.64		73.81	MB

Hole No.	From (m)	To (m)	Core Lt. (m)	Dip (degrees)	Grade (g/t Au)	Reef Member
38-18	113.25	120.30	7.05	+45	3.60	VCR
	87.35	113.25	25.90		10.90	MB
	66.39	87.35	20.96		3.80	MI
	44.42	66.39	21.97		1.25	MA
	36.40	44.42	8.02		0.15	ED
	14.61	17.07	2.46		0.23	EC
	0.00	6.55	6.55		0.16	EB
38-20	0.00	2.37	2.37	+90	20.01	MB
38-21	0.00	2.52	2.52	+66	23.29	MB
38-22	2.16	2.73	0.57	+89	9.54	VCR
38-23	No significant values			+90		
38A - 01	51.84	54.39	2.55	+72	4.19	MB
	39.73	47.78	8.05		3.62	MI
	30.22	39.73	9.51		5.65	MA
38A - 02	79.93	83.00	3.07	+40	2.46	VCR
	69.31	79.93	10.62		13.26	MB
	52.19	69.31	17.12		5.19	MI
	36.28	52.19	15.91		2.92	MA
38A - 03	50.96	55.48	4.52	+70	1.20	VCR
	42.23	50.96	8.73		9.13	MB
	31.10	42.23	11.13		2.45	MI
38A - 04	42.52	48.60	6.08	+72	7.70	MB
	38.21	42.52	4.31		3.00	MI
38A-05	57.64	59.75	2.11	+70	4.01	VCR
	48.91	57.64	8.73		9.20	MB
38A - 06	39.34	41.66	2.32	+40	25.39	MB
	36.42	39.34	2.92		4.60	MI
	28.30	36.42	8.12		3.00	MA
41-01	50.10	56.25	6.15	+43	5.95	MB
	37.30	50.10	12.80		1.57	MI
	20.86	37.30	16.44		3.74	MA
	15.56	20.86	5.30		4.27	ED
41-02	21.30	22.71	1.41	+70	1.98	VCR
	18.50	21.30	2.80		3.53	MB
	15.88	18.50	2.62		3.15	MI

Hole No.	From (m)	To (m)	Core Lt. (m)	Dip (degrees)	Grade (g/t Au)	Reef Member
	8.00	15.88	7.88		2.62	MA
	5.29	8.00	2.71		3.02	ED
41-03	34.71	46.00	11.29	+45	3.54	VCR
	25.40	34.71	9.31		10.15	MB
	19.40	25.40	6.00		9.91	MI
	10.17	19.40	9.23		7.49	MA
	0.00	4.81	4.81		9.61	ED
41-04	19.02	21.73	2.71	+70	1.29	VCR
	13.00	19.02	6.02		3.40	MI
	2.98	13.00	10.02		2.67	MA
	0.00	2.98	2.98		3.02	ED
41-05	17.31	19.46	2.15	+70	6.34	VCR
	14.63	17.31	2.68		3.30	MB
	10.30	14.63	4.33		3.59	MI
	4.60	10.30	5.70		3.89	MA
	0.00	4.60	4.60		2.26	ED
41-06	46.65	52.30	5.65	+55	10.76	MB
	61.49	64.00	2.51		15.22	MB
	82.78	84.65	1.87		5.97	VCR
41-07	2.30	6.35	4.05	+56	6.97	MA
	8.31	9.13	0.82		8.42	MA
	13.56	16.75	3.19		13.08	MA
	18.79	20.25	1.46		7.37	MA/MI
	31.99	35.23	3.24		7.79	MB
41-09	55.76	59.96	4.20	+70	2.53	VCR
	46.31	55.76	9.45		12.24	MB
	40.05	46.31	6.26		4.00	MA
	36.19	40.05	3.86		3.67	ED
	27.54	28.97	1.43		14.98	EC
41-10	27.37	29.13	1.76	+72	6.66	MB
	34.00	35.94	1.94		6.80	MB
41-11	91.15	98.77	7.62	+68	2.70	MA
41-12	42.85	45.01	2.16	+70	6.93	MB
	48.24	50.27	2.03		10.23	MB
41-13	80.19	92.72	12.53	+70	3.30	MB
	76.66	80.19	3.53		6.73	MI
	70.75	76.66	5.91		3.51	MA

Hole No.	From (m)	To (m)	Core Lt. (m)	Dip (degrees)	Grade (g/t Au)	Reef Member
41 - 14	44.80	45.64	0.84	+70	4.32	MI
	38.37	44.80	6.43		4.03	MA
41 - 15	131.45	138.36	6.91	+66	7.40	MB
	126.34	131.45	5.11		5.77	MI
	116.66	126.34	9.68		4.55	MA
	110.30	116.66	6.36		3.53	ED
41 - 16	183.19	186.04	2.85	+65	2.17	VCR
	179.52	183.19	3.67		7.25	MB
	177.33	179.52	2.19		2.82	MI
	164.95	177.33	12.38		6.64	MA

12 SAMPLING METHOD AND APPROACH

UPPER ELSBURG SHAFT PILLAR

The Ezulwini Shaft Pillar resource estimate is based principally on the results from 50 diamond drill holes, drilled January to October 2006, from various levels below the pillar elevation. Drilling from above was problematic due to poor ground conditions in the Westonaria Formation lavas, stratigraphically above the Upper Elsburg Reef. The holes have irregular spacing due to availability of drill sites, and range from approximately 25 m to 100 m. Simmers contracted HBR to log the core, capture the data, and prepare the database. Core logging noted and recorded lithology, including reef members, mineralogy, and structure. Diamond drill core sample intervals were determined by HBR geologists based on lithology (reef member) contacts and mineralization. The nominal sample width was 30 cm and respected lithological contacts.

Core recovery problems were common. In most cases, corrections were made by adjusting the driller-reported depth to the surveyed depth. Two holes were not used in the modelling procedure due to large differences in the driller-reported depth and the surveyed depth.

Intersections selected for sampling were halved with a diamond saw. Half the core was placed in a plastic sample bag with a sample ticket denoting the hole number and sample number. The "from – to" was not indicated on the sample ticket. Samples were delivered to the analytical laboratory by HBR personnel.

In Scott Wilson RPA's opinion, there are no factors of the sampling method and approach that would affect the reliability of the mineral resource estimate.

A summary of the grade and thickness of mineralization intersected in the diamond drilling program is found in Item 11, Drilling.

UPPER ELSBURG INFERRED

The Upper Elsburg inferred mineral resources are the extension of the MB, MI, MA, ED, and EC reef members past the limit of the shaft pillar and are based exclusively on diamond drilling. Diamond drill core was AX (2.5 cm) size. Core was taken to surface where it was halved with a diamond saw under the supervision of a geologist. Logging recorded lithology, mineralization, and sample intervals. Sample intervals were maximum 20 cm and respected lithological and mineralogical contacts.

In Scott Wilson RPA's opinion, there are no factors of the sampling method and approach that would affect the reliability of the mineral resource estimate.

This section of the Upper Elsburg mineral resources were classified as inferred because verification of the diamond drill database was problematic. Historically, mineral resources have been classified as measured and indicated only when verified by development in the reef. This Upper Elsburg inferred mineral resources have high potential for upgrading to indicated and measured resources.

MIDDLE ELSBURG

The Middle Elsburg measured and indicated mineral resources are based on channel sampling by previous owners. The inferred mineral resources are based on diamond drilling. The methodology of channel sampling and diamond drill sampling is described in the 2006 report (Van Heerden et al., 2006) by Minxcon Pty. Ltd (Minxcon), an independent South African geology and mining consulting company. The description is based on documentation of standard operating procedures and interviews with previous sampling supervisors.

Channel samples were taken by trained samplers. Following each six-metre advance, the face was washed and samples were taken with a hammer and chisel. Channels approximately 10 cm wide and 0.5 cm deep were cut beginning at the footwall of the reef and repeated on maximum 30 cm vertical intervals. The results were recorded on sample sheets and resource block plans.

The Middle Elsburg inferred mineral resources are based on diamond drill data. Diamond drill core was AX (2.5 cm) size. Core was taken to surface where it was halved with a diamond saw under the supervision of a geologist. Logging recorded lithology, mineralization, and sample intervals. Sample intervals were maximum 20 cm and respected lithological and mineralogical contacts.

In Scott Wilson RPA's opinion, there are no factors of the sampling method and approach in the Middle Elsburg Reef measured, indicated, and inferred resources that would affect the reliability of the estimate.

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

UPPER ELSBURG SHAFT PILLAR

Diamond drill core samples were prepared at the Performance Laboratories (Performance) laboratory in Johannesburg, by drying, crushing to 80% minus 6 mm, split to a representative sample of 250 g to 500 g, and pulverizing to 75% minus 75 microns. Analysis for gold was by standard fire assay procedures, using a 30 g or 50 g sample with a gravimetric finish. The detection limit was 0.02 g/t gold. The Performance laboratory is certified by the South African National Accreditation System, an affiliate of the Standards Council of Canada.

Simmers employees, consultants, or contractors were not engaged in the sample preparation or analyses.

Internal Quality Assurance/Quality Control (QA/QC) procedures at the Performance laboratory included assaying one duplicate sample and one standard reference sample from each batch of 20 samples.

In Scott Wilson RPA's opinion, the sample preparation and analyses methodologies, and QA/QC programs, conform to industry standards and are adequate for resource estimation.

UPPER ELSBURG INFERRED

The Upper Elsburg inferred resources were based on diamond drilling data. Scott Wilson RPA was unable to determine the sample preparation and analytical methods for these data. Minxcon (Van Heerden et al., 2006) reports the data were audited twice during Harmony's ownership.

MIDDLE ELSBURG

The Middle Elsburg measured and indicated resource estimations were based on underground channel samples. The sample preparation and analysis was performed at the Performance laboratory using the same process described for the Shaft Pillar diamond drilling program. In Scott Wilson RPA's opinion, the sample preparation and analyses methodologies, and QA/QC programs conducted for the measured and indicated resources in the Middle Elsburg, conform to industry standards and are adequate for resource estimation.

The Middle Elsburg inferred resources were based on diamond drilling data. Scott Wilson RPA was unable to determine the sample preparation and analytical methods for these data. Minxcon (Van Heerden et al., 2006) reports the data were audited twice during Harmony's ownership.

14 DATA VERIFICATION

UPPER ELSBURG SHAFT PILLAR

STANDARD REFERENCE SAMPLES

The Upper Elsburg Shaft Pillar measured and indicated mineral resources were based on data from a 2006 diamond drill program. HBR submitted one standard reference sample in each batch of twenty samples to check the accuracy of the Performance laboratory. Three reference standards were used. The lowest of reference standards at 3.489 g/t Au was purchased from Rocklabs in New Zealand. HBR's control limits were ± two standard deviations, i.e., 0.222 g/t Au. The mean grade of the standards at Performance was 3.45 g/t Au, which was very close to the standard of 3.489. Six of the 115 samples were slightly outside the control limits as illustrated in Figure 14-1. In Scott Wilson RPA's opinion, the results indicate acceptable accuracy in the low grade range.

FIGURE 14-1 STANDARD REFERENCE SAMPLE 3.489 G/T AU


Standard Reference Sample 3.489 g/t Au
Grade (g/t Au)
3.90
3.80
3.70
3.60
3.50
3.40
3.30
3.20
3.10
3.00
2.90
2.80
1
11
21
31
41
51
61
71
81
91
101
111
Sample No.
Assay
Standard
Upper Cont Lim
Lower Cont Lim

The second reference standard, SARM 99, was certified at 3.99 g/t Au. HBR inserted 88 samples that averaged 3.93 g/t Au. None of the samples returned results outside the acceptable limits as illustrated in Figure 14-2.

FIGURE 14-2 STANDARD REFERENCE SAMPLE 3.99 G/T AU


Standard Reference Sample 3.99 g/t Au
Grade (g/t Au)
4.6
4.4
4.2
4.0
3.8
3.6
3.4
3.2
3.0
1
9
17
25
33
41
49
57
65
73
81
Sample No.
Assay
Standard
Upper Cont Lim
Lower Cont Lim

The highest grade reference standard material, grading 13.94 g/t Au, was purchased from ALS Chemex (ALS) in South Africa. HBR's control limits were ±1.03 g/t Au, as recommended by the supplier. The mean grade of the standards at Performance was 13.55 g/t Au, which was approximately 3% less than the standard. Four of the 75 samples fell slightly outside the control limits. In Scott Wilson RPA's opinion, the results indicate acceptable accuracy in the high grade range.

FIGURE 14-3 STANDARD REFERENCE SAMPLE 13.94 G/T AU


Standard Reference Sample 13.94 g/t Au
Grade (g/t Au)
15.5
15.0
14.5
14.0
13.5
13.0
12.5
12.0
1
8
15
22
29
36
43
50
57
64
71
Sample No.
Assay
Standard
Upper Cont Lim
Lower Cont Lim

BLANK SAMPLES

HBR inserted 284 blank samples, 4% of the total samples, to check for contamination and drift. Only one sample exceeded the acceptable limit.

INTERLAB CHECKS

HBR submitted 374 pulps, originally assayed at the Performance Lab, for re-assay to ALS in South Africa to test for grade variability. The average grade returned from the ALS was 6% lower than the Performance results. Most of the variability is in the higher grade samples, as the ALS results are 2% lower than the Performance results in samples where the grade is less than 10 g/t Au. Figure 14-4 is a scatterplot comparing the assay results from the two assay laboratories.

FIGURE 14-4 INTERLAB CHECK ASSAYS


Interlab Assay Check
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
ALS Chemex (g/t Au)
0.0
20.0
40.0
60.0
80.0
100.0
120.0
140.0
Performance Labs (g/t Au)

SCOTT WILSON RPA CHECK SAMPLES

Scott Wilson RPA collected five samples of split core from two diamond drill holes in the Shaft Pillar drilling. The samples were assayed by fire assay at SGS Canada Ltd., Mineral Services. The results, shown in Table 14-1, demonstrate the presence of significant gold values in the Project. Although five samples are not statistically significant, the two sample sets show reasonable agreement, given the high nugget in the Upper Elsburg Reef.

TABLE 14-1 SCOTT WILSON RPA CHECK SAMPLES
First Uranium Corporation - Ezulwini Project

Hole No.	From (m)	To (m)	Simmers Grade (g/t Au)	Check Grade (g/t Au)
38-06	9.88	10.21	2.02	1.65
38-06	16.29	16.54	5.00	4.98
38-06	19.74	20.00	15.90	26.60
41-03	21.53	21.80	9.48	10.90
41-03	33.08	33.35	8.69	17.00

UPPER ELSBURG INFERRED

The Upper Elsburg inferred mineral resources were based on historical diamond drilling data. It was not possible for First Uranium or its consultants to verify the data. Consequently, the Upper Elsburg mineralization outside the shaft pillar was classified as inferred resources. During development of the shaft pillar, First Uranium will attempt to verify the historical data by diamond drilling from underground and/or lateral development, thereby upgrading the mineral resources to a higher classification.

MIDDLE ELSBURG

In the area immediately surrounding the previously mined areas, Minxcon checked approximately ten percent of the assays from original assay reports to the assay plans and a similar percentage of survey notes against survey points plotted on plans. Interviews were conducted with previous senior technical personnel, including the Chief Sampler and Chief Surveyor, to verify sample collection and processing procedures. In Minxcon's opinion, the data presented as assay plans were considered as high quality, despite many of the original assay sheets and survey notes having been removed or destroyed. Mr. Valliant, Scott Wilson RPA, inspected a random selection of the assay plans and discussed the sampling and plotting methodology with Mr. Ed Edwards, Harmony's Section Sampler and Surveyor, as well as Ms. Yolanda Welgemoed, the Chief Draftsperson. Scott Wilson RPA concurs that the database is adequate for resource estimation.

15 ADJACENT PROPERTIES

The South Deep Gold Mine lies immediately south of the Ezulwini Mine and began commercial production in 1961. The reef horizons currently being exploited at South Deep include the Ventersdorp Contact Reef and the reef horizons that comprise the Upper Elsburg. From 2001 to 2005 inclusive, the mine produced an average of 1.61 million tonnes annually at an average grade of 8.84 g/t gold. Western Areas Mines Limited (Annual Report 2005) reported the South Deep measured and indicated mineral resources, effective year end 2005, of 289 Mt grading 7.20 g/t gold, containing 67.1 Moz, including proven and probable reserves of 147 Mt grading 6.19 g/t gold containing 29.1 Moz. The South Deep property was subsequently sold to Goldfields who reported the South Deep measured and indicated mineral resources, effective year end 2006, of 288.7 Mt grading 7.20 g/t gold, containing 66.781 million ounces of gold, including proven and probable reserves of 155.5 million tonnes grading 6.1 g/t gold containing 30.582 million ounces.

The Cooke 1, 2, and 3 Shafts and the Doornkop Mine, owned by Harmony, lie immediately north of the Ezulwini Mine. The main horizons exploited at the Cooke 1, 2, and 3 Shafts are the UE1A, with secondary reefs being the E8 Reef and the Ventersdorp Contact Reef. At the Doornkop Mine, the Kimberley Reefs and the South Reef are being mined. Effective June 2007, Harmony reported (Annual Report 2007) underground measured and indicated resources of 87.2 Mt, grading 4.36 g/t gold, containing 12.2 Moz, including proven and probable reserves of 7.4 Mt, grading 6.78 g/t gold, containing 1.6 Moz.

Scott Wilson RPA did not attempt to verify the foregoing information. The mineral resources and reserves reported at the adjacent properties are not necessarily indicative of the mineralization at the Ezulwini Mine.

16 MINERAL PROCESSING AND METALLURGICAL TESTING

GOLD

The Ezulwini Mine has been operated in the past with production from the same areas as scheduled for future development. The metallurgical process selection is based upon the use of the previously existing processes on the site. Therefore, there has been no metallurgical testing of the ores for this study. Further support for the selection of metallurgical parameters based upon historical data is that there is also data available from current and past operations on the same orebody.

There is existing data related to:

- Ore feed size distribution
- Bond Work Index determination
- Power grind relationship
- Gravity separation
- Leach time optimization
- Cyanide and lime addition
- Plant recovery

For the design of the gold recovery plant, MDM Technical Africa (Pty) Ltd. (MDM), a company of South African mineral processing engineers, reviewed the data and concluded that:

- The rock has a medium hardness with a Bond Work Index of 15.6 kWh/t and a Rod Work Index of 20.7 kWh/t.
- Detailed investigation of the Witwatersrand gold field ores has confirmed the power grind relationship of 30.5 kWh/t -75 micron as being the critical design parameter, which would require 24.4 kWh/t to achieve the desired 75% minus 75 micron size. This is confirmed by historical data and neighbouring mines.
- Gravity gold recovery is essential for proper gold recovery of Upper Elsburg ores, with a gravity circuit which can handle 35% to 40% gravity gold being required.

- Witwatersrand ores from the West Rand have not shown any preg-robbing effects.

- Available data shows that milling to 75% minus 75 micron produced significant gold dissolution benefits compared to the coarser grinds of 60% and 70% minus 75 micron.

- Leaching with oxygen has shown no justifiable benefit in previous tests and has been excluded from consideration.

- Plant leach residence time trials identified leach times of at least 36 hours as being required for maximum gold recovery.

- Comparison to other plants treating the same ore shows that the Wilson formula gives conservative recoveries lower by 0.5%. The plant design has related to a recovery of 95.55% which is 1.1% less than the Wilson derived value.

- Sodium cyanide and lime consumptions were chosen higher than historic data indicates due to current experience at South Deep. This is recommended at 0.34 kg/t (100% NaCN) and 1.675 kg/t (100% CaO).

URANIUM

The Project has been operated for the production of uranium in the past, with production from the same areas as slated for future development. The metallurgical process selection is based upon the use of the same processes as previously used on the site. Therefore, there has been no metallurgical testing of the ores for this study.

There is less historical data available related to uranium processing since detailed plant reports were destroyed when the plant was demolished and further reports were lost when offices were relocated. The metallurgical work related to the gold feed size, work index and grinding is expected, however, to be similar to that for the gold ore, as the uranium bearing reef has been in production in the past for uranium and gold and most recently for gold only.

Scott Wilson RPA has reviewed the metallurgical data and is of the opinion that the assumptions are reasonable. If there is any change in the planned processing, it will be necessary to undertake metallurgical testing to determine the expected performance.

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

MINERAL RESOURCES

In December 2007, First Uranium contracted a South African mining consultant to create a geological model and prepare an interim mineral resource estimate for internal purposes in the Middle Elsburg (E9EC and UE1A) reefs. The geological model and mineral resource estimate were reviewed by Scott Wilson RPA. Scott Wilson RPA considers the methodology appropriate for a global estimate. However, the compositing, search distances, and application of geological factors to grade estimation were considered inappropriate for realistic mine planning. Therefore, in Scott Wilson RPA's opinion, the January 2007 mineral resources, as reported in the May 2007 technical report (Valliant and Bergen, 2007), remains the current mineral resource estimate. First Uranium is currently re-sampling panels in the Middle Elsburg reefs and diamond drilling in the Upper Elsburg shaft pillar. Updated geological models and mineral resource estimates are expected in July-August 2008. A description of the database, parameters and assumptions, methodology, and classification regarding the January 2007 mineral resource follows.

The mineral resources at the Ezulwini Mine are currently confined to the Upper Elsburg and Middle Elsburg Reefs. Historic production at Ezulwini and other mines in the Witwatersrand Basin demonstrates that the mineralization in the reefs has very good lateral and down-dip continuity. Currently, measured and indicated mineral resources include only the areas that could be verified by diamond drilling or chip/channel sampling. Extensions beyond the verified data were classified as inferred mineral resources. There is a high likelihood that development and diamond drilling will upgrade a significant portion of the inferred resources to measured and/or indicated resources.

Historically, the depth of many of the reefs in the Witwatersrand Basin has made diamond drilling on a pattern sufficient for measured and indicated resources prohibitive. Additionally, the reefs are developed in mineralization with only minimal development in waste, which makes diamond drilling from underground impractical. Generally,

exploration and mining companies have tested the continuity of the reef and estimated inferred mineral resources by wide spaced diamond drilling from surface and upgraded to indicated and measured mineral resources by development and channel sampling. Consequently, most mining operations could only report two or three years of measured plus indicated resources, and the ratio of inferred resources to measured plus indicated resources was high. Given the good lateral continuity of the reefs, however, a significant fraction of the inferred mineral resources were normally upgraded and ultimately exploited. For example, in the Upper Elsberg Reef, approximately 60% of the mineral resources originally classified as inferred based on wide spaced diamond drilling were subsequently "payable" and exploited. Given the current gold price and exchange rate, the percentage would have been greater than 60%.

The mineral resources at the Ezulwini Mine can be considered as three discrete sections as follows:

1. The Upper Elsburg Shaft Pillar (UE Shaft Pillar), an approximate 250 m radius around the main shaft, in the Upper Elsburg Reef, defined by recent diamond drilling.

2. Inferred resources in the Upper Elsburg Reef beyond the shaft pillar.

3. Resources in the Middle Elsburg Reef.

SUMMARY

Table 17-1 summarizes the mineral resources in the three areas.

TABLE 17-1 SUMMARY OF MINERAL RESOURCES – JANUARY 2007
First Uranium Corporation - Ezulwini Project

Category	Tonnes (t 000s)	Grade Au (g/t Au)	Grade U_3O_8 (%)	Cont. Au (oz 000s)	Cont. U_3O_8 (lb 000s)
Measured Reef					
UE Shaft Pillar	2,490	7.7	-	615	-
Middle Elsburg	2,450	4.9	0.072	384	3,888
Total	4,940	6.3	n/a	999	3,888
Indicated Reef					
UE Shaft Pillar	3,640	5.8	-	683	-
Middle Elsburg	1,370	5.8	0.095	257	2,880
Total	5,010	5.8	n/a	940	2,880
Meas + Ind Reef					
UE Shaft Pillar	6,130	6.6	-	1,298	-
Middle Elsburg	3,820	5.2	0.08	641	6,768
Total	**9,950**	**6.1**	**n/a**	**1,939**	**6,768**
Inferred Reef					
Upper Elsburg	64,550	5.8	-	12,055	-
Middle Elsburg Channel	4,810	2.3		351	
Middle Elsburg	131,100	4.7	0.075	19,742	218,319
Total	**201,460**	**5.0**	**n/a**	**32,148**	**218,319**

Notes:

1 CIM definitions were followed for mineral resources.

2 Mineral resources in the Upper Elsburg shaft pillar are estimated at a 4.0 g/t Au cut-off grade

3. Mineral resources are estimated using an average long-term gold price of US$500 per ounce, and a US$/R exchange rate of 7.0.

4. A minimum mining width of 1.53 m was used.

5. Rows and columns may not add exactly due to rounding.

6. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

UPPER ELSBURG REEF - SHAFT PILLAR

First Uranium plans to recover the shaft pillar on the Upper Elsburg Reef as described further in Item 18. In plan view, the shaft pillar is oval, roughly 550 m E-W, 450 N-S, and forms an area of 17.6 ha approximately 1,025 m below the shaft collar, comprising a 25 m to 50 m thick segment of the Upper Elsburg Reef.

The resource estimate is based principally on the results from 50 diamond drill holes, drilled January to October 2006, from various levels below the pillar elevation. Drilling from above was problematic due to poor ground conditions in the Westonario Formation lavas, stratigraphically above the Upper Elsburg Reef. The holes have irregular spacing but range from approximately 25 m to 100 m.

Simmers contracted HBR, under the direction of Mr. Chris McKnight, to log the diamond drill core, compile the database, and estimate the mineral resources in the shaft pillar. Mr. McKnight is a "Competent Person" as defined by the "South African Code for Reporting of Mineral Resources and Mineral Reserves" (SAMREC). HBR subcontracted Lower Quartile Solutions (Pty) Ltd. (LQS) to prepare the solid models, conduct geostatistical evaluations, and classify the mineral resources.

Historical diamond drill data was supplied by Simmers in a Sable database. Verification of historical diamond drill data included:

- Check "From – To" depths for consistency.
- Check collar coordinates, lithologies, and gold assays against original drill logs.

Holes with inconsistent data were corrected according to the diamond drill log or removed from the database.

Separate three-dimensional lithological models were created for the lavas, VCR, and six members of the Upper Elsburg Reef, i.e., MB, MI, MA, ED, EC, EB. Structural blocks were also modeled based on faults and dykes intersected in diamond drilling and development from adjacent levels. Only the MB, MI, MA, ED, and EC models were considered for resources.

Gold grades were composited over 0.25 m. Classical statistical analyses were conducted within the five principal reef members, i.e., MB, MI, MA, ED, and EC. The studies were undertaken independently in the data from the 50 holes within the limits of the shaft pillar and in the data from the 261 holes 200 m peripheral to the shaft pillar. The results indicate that although the average gold grade in individual reef members inside and peripheral to the pillar have a high variance, the weighted average gold grade of the five reef members is approximately the same inside and peripheral to the pillar.

LQS constructed cumulative log probability plots, indicator correlation for lag 1 plots, coefficient of variation plots, and percent metal contained plots for each reef member to determine the suitable level to cut erratic high grade gold values. The analyses indicated that 25 g/t gold was the appropriate cutting level for the 0.25 m composites in the MB, MA, and ED reefs and 20 g/t gold was suitable in the MI and EC reefs. Scott Wilson RPA normally recommends cutting individual assays as opposed to cutting composited data. In this case, however, as the composites are very narrow, the difference between the two practices is likely not material.

Variography was performed on the 0.25 m composites from each reef member. Ordinary kriging was selected as the estimation method of interpolating grades into a 3D block model. Block sizes were 10 m north by 10 m east by 1.0 m vertically. Search directions and distances were consistent with the variography. The principal search axis in the five reef members ranged from 250 m to 300 m, 90° to 120° azimuth, with a 0° dip. The minor axis ranged from 150 m to 200 m, 170° to 210° azimuth, and -10° to -30° dip. The first estimation run was performed with these search parameters and a second run was performed with a 30 m to 60 m axis in the principal direction and a 30 m to 35 m axis in the minor direction. A minimum of three data points and a maximum of 20 were required for block grade estimation. Searches were confined to hard boundaries defined by the solid model of each reef member.

LQS undertook several validation tests on the block model and, in their opinion, the results adequately represent the grade and grade trends of the mineralization within the shaft pillar.

Measured mineral resources are defined as the total of the blocks estimated by the second of the two runs, i.e., shorter search distances. Indicated resources were defined as the total of the blocks estimated by the first, i.e., longer search distances. Resources were reported in 1.0 g/t gold cut-off increments and by reef member. Table 17-2 summarizes the mineral resources of the MB, MI, MA, ED, and EC reef members at the 4.0 g/t gold cut-off grade.

TABLE 17-2 MINERAL RESOURCES - UE SHAFT PILLAR - JANUARY 2007

First Uranium Corporation - Ezulwini Project

Reef	MB			MI			MA			ED			EC		
	Tonnes (t 000's)	Grade (g/t Au)	Cont. Au (oz 000's)	Tonnes (t 000's)	Grade (g/t Au)	Cont. Au (oz 000's)	Tonnes (t 000's)	Grade (g/t Au)	Cont. Au (oz 000's)	Tonnes (t 000's)	Grade (g/t Au)	Cont. Au (oz 000's)	Tonnes (t 000's)	Grade (g/t Au)	Cc A ((00(
Measured	1,171	8.5	320	482	6.8	106	574	7.2	133	110	6.5	23	154	6.7	3
Indicated	1,146	6.8	249	841	5.4	145	793	5.7	145	498	5.3	86	362	5.0	5
Meas+Indic	2,317	7.6	570	1,323	5.9	251	1,367	6.3	278	608	5.5	108	516	5.5	9

Notes:

1. CIM Definitions were followed for mineral resources.
2. Mineral resources estimated at a 4.0 g/t Au cut-off grade.
3. Mineral resources estimated using an average long-term gold price of US$500/oz and a US$/R exchange of 7.0
4. A minimum width of 1.53 m was used.
5. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
6. Rows and columns may not add exactly due to rounding.

Figure 17-1 demonstrates the tonnage-grade relationship in the UE Shaft Pillar measured and indicated mineral resources.

FIGURE 17-1 GRADE TONNAGE CURVE


Grade Tonnage Curve
UE Shaft Pillar Meas + Indicated
20,000
15,000
10,000
5,000
0
Tonnes (000's)
14
12
10
8
6
4
2
0
Grade (g/t Au)
0 1 2 3 4 5 6 7 8 9 10
Cutoff Grade (g/t Au)
Tonnes
Grade

UPPER ELSBURG REEF - INFERRED RESOURCES

The Upper Elsburg inferred mineral resources comprise the mineralization outside the UE Shaft Pillar and are defined by historical drilling where the data could not be physically verified by relogging or resampling diamond drill core. Geological modeling was based on structural interpretation by Harmony. Each reef member was subdivided into blocks where the limits were defined by structures and dykes.

GeoLogix Mineral Resource Consultants (Pty) Ltd. (GeoLogix) estimated the mineral resources in the following manner. The resource estimate is based on the weighted average gold grade from all available surface drill hole data. All the grade-thickness (Cmg/t Au) values and reef thickness (Cm) values were totaled. The sum of the grade-thickness values was divided by the sum of the thickness values to obtain the gold grade. The areas of the blocks were totaled to estimate the area per reef. The area was multiplied by the average reef thickness to estimate volume, then by the 2.72 specific gravity to calculate tonnes. The specific gravity is derived from the historical specific gravity in similar mineralization.

Given that the data could not be verified and the grade and thickness values were not weighted spatially, the mineral resources have been classified as inferred. Scott Wilson RPA concurs with this classification but notes that a significant percentage of the inferred resources will likely be upgraded to measured and/or indicated with additional development. Table 17-3 summarizes the Upper Elsburg inferred resources.

TABLE 17-3 INFERRED MINERAL RESOURCES - UPPER ELSBURG
First Uranium Corporation - Ezulwini Project

Reef	Tonnes (t 000's)	Grade (g/t Au)	Cont. Gold (oz. 000's)
EC Top	15,290	7.8	3,818
EC Middle	13,480	6.4	2,751
MB Top	16,960	5.0	2,734
MB Middle	16,060	4.2	2,158
MI	2,250	7.3	528
MA	120	9.3	36
ED Top	140	1.2	5
ED Middle	10	3.3	1
VCR	250	2.9	23
Total	**64,560**	**5.8**	**12,055**

MIDDLE ELSBURG REEF

The mineral resources in the Middle Elsburg Reef were estimated for Simmers by Minxcon. The project was under the management of Daan Van Heerden, Johan Odendaal, and Francois Martens, all competent persons as defined by SAMREC. Minxcon in turn subcontracted the geostatistics and resource modeling to GeoLogix. Despite the fact that many of the plans and associated data have been removed or destroyed, in Minxcon's opinion, sufficient data was salvaged to undertake an effective audit.

Minxcon checked approximately ten percent of the assays from original assay reports to the assay plans. Interviews were conducted with previous senior technical personnel, including the Chief Sampler and Chief Surveyor, to verify sample collection and processing procedures.

Two of the reef members within the Middle Elsburg Reef, i.e., the E9EC and UE1A members, in the vicinity of the shaft were considered to have sufficient gold and/or uranium grades to meet the requirements for mineral resources.

There is currently no access to the mineralized material due to lack of ventilation and scaling. Therefore, no physical verification, e.g., resampling and resurveying, was

possible. The database for the resource estimation was based on 13,133 chip samples profiles, and surface and underground diamond drilling in the E9EC reef member and 233 in the UE1A reef member. The results were plotted by previous operators on stope plans and 1:1,000 scale development plans. Gold and U_3O_8 assays were available for the E9EC member. Only gold was assayed in the UE1A as recovery of U_3O_8 was not economic at that time.

Geological modeling was based on Harmony's previous interpretation. Discrete structural blocks were created, bounded by faults and dykes. Voids, as a result of previous mining, were removed from the model. The reefs were regarded as tabular two-dimensional shapes, consistent with typical Witwatersrand practice.

The mean thickness in the E9EC and UE1A reefs is 1.84 m and 1.61 m, respectively. The block model is based on grade-thickness, expressed as Cmg/t for gold and CmKg/t for U_3O_8. The grade-thickness was estimated for each sample point. Variography was performed on the grade-thickness data from each reef member. Tables 17-4 and 17-5 summarize the parameters used to construct the E9EC and UE1A block models.

TABLE 17-4 BLOCK MODEL PARAMETERS - MIDDLE ELSBURG E9EC REEF

First Uranium Corporation - Ezulwini Project

Interpolation Method	Ordinary into two-dimensional block model
Block Size	25 m N x 25 m E
Search Distance/Azimuth	210 m, azimuth 68° and 125 m, azimuth 158°
Minimum Data	15
Maximum Data	40

TABLE 17-5 BLOCK MODEL PARAMETERS - MIDDLE ELSBURG UE1A REEF

First Uranium Corporation - Elsburg Project

Interpolation Method	Ordinary into two-dimensional block model
Block Size	25 m N x 25 m E
Search Distance/Azimuth	170 m, azimuth 135° and 50 m, azimuth 45°
Minimum Data	3
Maximum Data	20

Blocks were classified as measured resources if they were located within one-half of the variogram range from a data point. Blocks located one-half to one variogram range from a data point were classified as indicated. Mineralization beyond one variogram range, but within the property limits, was classified as inferred resources. The UE1A Reef hosted 4,810 t grading 2.3 g/t Au, consistent with the kriging parameters for measured and indicated mineral resources. However, given the low gold grade, lack of U_3O_8 assays, and the inability to verify the diamond drill data, the entire UE1A reef was classified as inferred mineral resources.

Mineral resources in the Middle Elsburg Reef are summarized in Tables 17-6 and 17-7.

TABLE 17-6 MEASURED + INDICATED MINERAL RESOURCES - MIDDLE ELSBURG REEF

First Uranium Corporation - Ezulwini Project

Classification	Tonnes (000's)	Grade (g/t Au)	Cont. Gold (oz. 000's)	Grade U_3O_8 (%)	Cont. U_3O_8 (lbs 000's)
Measured	2,451	4.9	384	0.07	3,903
Indicated	1,372	5.8	257	0.10	2,880
Meas. + Indic.	**3,823**	**5.2**	**641**	**0.08**	**6,783**

Notes:
1. CIM definitions were followed for mineral resources.
2. Mineral resources in the Middle Elsburg Reef are estimated using a zero cutoff grade since the mining method does not facilitate selective mining
3. A minimum mining width of 1.53 m was used.
4. Rows and columns may not add exactly due to rounding.

TABLE 17-7 INFERRED MINERAL RESOURCES – MIDDLE ELSBURG
First Uranium Corporation - Ezulwini Project

Reef	Database	Tonnes (t 000's)	Grade Au (g/t Au)	Grade U_3O_8 (% U_3O_8)	Cont. Au (oz 000's)	Cont. U_3O_8 (lb 000's)
UE1A	Channel	4,810	2.3	-	351	-
UE1A	DD	10,134	1.7	0.095	566	21,219
E9EC	DD	121,971	4.9	0.073	19,176	197,100
Total		**136,915**	**4.6**	**n/a**	**20,093**	**218,319**

Notes:
1. CIM definitions were followed for mineral resources.
2. Mineral resources in the Middle Elsburg Reef are estimated using a zero cutoff grade since the mining method does not facilitate selective mining
3. A minimum mining width of 1.53 m was used.
4. Rows and columns may not add exactly due to rounding.

MINERAL RESERVES

There are currently no mineral reserves at the Ezulwini Mine as defined by CIM.

18 OTHER RELEVANT DATA AND INFORMATION

First Uranium is progressing with activity to bring the Ezulwini Mine into production. In the Ezulwini shaft, the rehabilitation work is underway with the replacement of shaft hardware as needed, the installation of support and monitoring for the mining of the reef through the shaft, and the installation of a floating tower in that section to permit full long term use of the shaft. EMC awarded the shaft rehabilitation work to Murray and Roberts and EMC is undertaking the mining of the shaft pillar. Sufficient work has been completed such that hoisting of the planned production can be done but the completion of the shaft repair has taken longer than planned. This, however, is not expected to result in delays to the Project development.

Rehabilitation and re-supporting of main levels and shaft station areas are underway, as well as the development towards stoping areas in the shaft pillar, Upper Elsburg and Middle Elsburg areas. Mine equipment for the development and production is arriving on site and being moved into the mine.

Construction of the gold and uranium processing plants and the associated infrastructure is underway in an area near the shaft and near the previous mill site. The gold and uranium plant engineering, procurement and construction management (EPCM) contract was awarded to MDM Technical Africa (Pty) Ltd. (MDM). Construction is well advanced and commissioning of the first phase gold plant commenced in April, with gold mill production planned to commence in June 2008.

In January 2008, Eskom, the national power supply company, announced that supply could not be guaranteed to the mines. Therefore, First Uranium suspended all not critical work but restarted them as Eskom subsequently announced it could supply 80% and then 90% of the current requirements. First Uranium, however, investigated energy supply requirements and alternatives and has made arrangements for the rental of diesel powered generators. It also proposes the purchase of a 15 MW diesel plant for Ezulwini.

The existing infrastructure at the Project is old but has been well maintained and is being placed back into service. The mine development to the mineralized zones is in place and conditions in the mine, while difficult at times, are in general better than expected.

The Project will be a conventional underground mine with breasting of the Upper and Middle Elsburg reefs. The ore will be broken in the stopes and moved by slushers to be loaded in rail cars for transportation to the shaft. From the shaft and through the balance of the handling, the gold ores and the gold/uranium ores are kept separate. The ores will be hoisted to surface and processed.

The gold ore will be crushed and ground and then subjected to gold recovery by gravity and cyanidation. The uranium will be extracted by a hot acidic leaching followed by solvent extraction and precipitation to form a concentrate (yellowcake). The uranium tailings will then be leached for gold recovery together with the gold ore. Leaching will occur in a carbon in leach process after which gold will be electrowon and refined into doré bars.

A portion of the mill tailings will be used for cemented whole tailings backfill and the balance will be sent to a surface storage area.

The mine is dewatered at a rate of 65 million litres per day. This rate is expected to continue for a number of years and EMC is reviewing the potential to sell mine water to a local utility to reduce the pumping costs the mine must carry.

Shaft refurbishing commenced in December 2006 and the Project has progressed slower than planned with completion of the shaft work and floating tower installation now scheduled for early 2009. However, sufficient work has been completed to permit hoisting of ore and the shaft work and other operational needs are being met through careful scheduling and planning of all of the shaft activities.

MINING OPERATIONS

Mining at Ezulwini will be conventional underground breast mining of the reef. There are three planned mining areas, the Upper Elsburg Shaft Pillar, the Upper Elsburg beyond the shaft pillar, and the Middle Elsburg. All areas are mined by up dip conventional drift and fill mining using cemented whole mill tailings for backfill. The method is common and well understood by people in the area. One significant difference at Ezulwini is that the reef in the Upper Elsburg contains several mineralized horizons and, in some cases, these horizons are up to five metres to six metres thick as opposed to other mines in the Witwatersrand Reef where the mineralized horizon is only one metre to two metres thick.

For mining, a drift along the strike (a strike gully) is established, with the necessary ore transport facilities at the lowest point in a block. From this drift, raises are driven up dip, leaving a 6.5 m pillar between the raises, to the top of the block and holing in to a top strike drift.

Once the raises break through, the retreat mining starts downwards at a four metre width advancing 30 m/month using winches and scrapers to move the ore. Primary four metre wide stopes are taken, leaving four metre wide pillars to be recovered after the primary stopes have been filled.

Broken ore is scraped down the raise to the strike gully and then to short ore passes, with chutes to load rail cars for transport to the shaft for hoisting to surface.

The method is development intensive, but this development provides the opportunity for sampling in the proposed stopes as the raises are driven and provides locations for short diamond drill holes to confirm the mining location. The sequence is dictated by rock mechanics parameters so that in a given area the active face advances at an angle to reduce the risk of seismic activity due to mining. Areas of low grade ("unpay") are left and form random pillars. Other pillars are left to protect infrastructure.

All of the LOM production plans presented in this report include inferred resources, however, there is no certainty that inferred resources will be converted to measured or indicated resources and then to mineral reserves.

Mining activity to the end of April 2008 has totalled 52,665 t grading 5.59 g/t gold compared to the plan of 100,040 t grading 5.86 g/t gold. The shortfall reflects the delays in the shaft work and reductions in ventilation air flow while ground support work was underway in the ventilation shaft.

CUT-OFF GRADE CALCULATIONS

The cut-off grade for the Upper Elsburg Reef is based upon gold only. The mining cut-off grade calculations for the Upper Elsburg are shown below:

Gold price	$739.38 (LOM average)/oz
Exchange rate	R7.7=$1.00
Gold Recovery in plant	95.5%
Operating cost	R531/tonne (LOM average)
Cut off grade at zero profit	3.0 g/t Au.

Assuming a simple 20% operating margin, the cut-off grade becomes 3.6 g/t. Despite cost increases projected since the previous technical report, the increase in gold price has resulted in a reduction in the cut off grade for the project from 3.8 g/t at a zero profit margin to the current 3.0 g/t.

In the Middle Elsburg, there is recovery of both uranium and gold. Based upon the same factors as in the Upper Elsburg, along with uranium prices of $55.02/lb (LOM average) and mill recovery of 80%, the equivalent gold and uranium grades are:

Au Eq (g/t) = Au g/t plus 0.0043 times U_3O_8 in g/t

U_3O_8 Eq (g/t) = U_3O_8 g/t + 233 times Au g/t.

On this basis, the 3.0 g/t Au and 3.6 g/t Au cut-off grades would equate to U_3O_8 Eq grades of 699 g/t and 839 g/t, respectively.

UPPER ELSBURG SHAFT PILLAR

At the start of mining in 1961, a shaft pillar area was left in the Upper Elsburg area. The shaft pillar is an ellipsoid, approximately 450 m by 550 m, centered on the main and ventilation shafts. The shaft pillar resources can be accessed from the 33 Level to the 41 Level of the main shaft (880 m to 1,100 m below surface). The shaft pillar ore cuts the shaft barrel at the 38 Level. Subsequent to the extraction of ore from the area beyond the shaft pillar, ground movement problems were encountered in the shaft area as the weak lava unit overlying the ore horizon failed. It was necessary on at least one occasion to cease shaft operations and excavate the lava unit around the shaft and then to reinstall the necessary shaft hardware.

In order to eliminate the ground control problems in the shaft area, it is proposed to mine out the shaft pillar as one of the first steps in restarting the mining operations. This will eliminate the ongoing problems in the shaft, and the risk to the shaft, caused by the failure of the lava unit overlying the reef. The extraction of shaft pillars before the commencement of production has been practised at other deep mines in South Africa, including the adjacent South Deep Mine. The material within the shaft pillar will be easily accessible as the access drifts are in place and the mining will be in close proximity to the shaft.

A design for the extraction of the shaft pillar was prepared by SRK Consulting (SRK) and Read, Swatman & Voigt (RSV) has designed a steel tower to be placed in the shaft in the area where the shaft pillar cuts the shaft barrel. By first excavating a destress cut through the extent of the 500 m diameter shaft pillar area and then filling that cut with cemented backfill, it will be possible to extract the bulk of the remaining ore while eliminating the stress related ground control issues that have previously led to problems in the shaft (and which could lead to problems in the shaft in the future). Where the ore horizon cuts the shaft barrel, a steel tower will be hung in the shaft to hold the shaft hardware and permit unrestricted shaft operation in the future.

SRK developed a detailed plan and sequence considering the stress regime and RSV, based on that plan, generated a development and production schedule for the shaft pillar

area. SRK designed permanent pillars in the immediate area of the shaft barrels (both the main shaft and the ventilation shaft are within the shaft pillar area), alongside permanent drives, beside existing major faults, and at the rim of the shaft pillar area where the previously mined area commences. In addition to the mining plan developed by SRK, there was a comprehensive monitoring plan to be implemented.

The monitoring equipment as recommended by SRK is currently being installed by International Seismic Systems (ISS) and monitoring has commenced. The monitoring includes a system by Yield Point which provides direct digital output from ground monitoring sensors. The full monitoring system will not be functional until the end of 2008, but it will include outsourced monitoring and a protocol for action depending upon the level of activity noted in the monitoring. Seismic events are to be expected based on the mining plans.

Ezulwini has also reviewed and revised the shaft pillar mining schedule and the schedule for areas beyond the shaft pillar based on the current progress in the shaft area and the information being gained from working in the areas. Ezulwini now has experienced mine supervisors who have assisted in the development of revised mining plans. The revised mining plans include input from rock mechanics specialists and execution of the plans will incorporate information from the ground control monitors which have been installed.

There is little pre-production development required as there are a number of levels and headings that exist in the shaft pillar area. However, mining must follow a planned sequence to prevent the build up of stresses in any area with the destress cut preceding all other mining. Production builds up slowly with the smaller destress cut and then builds more rapidly as more areas become available. In the revisions to the mining schedule, additional extraction areas within the shaft pillar have been identified along with plans to mine from locations beyond the shaft pillar boundary.

There are mineral resources within the shaft pillar and these have been scheduled for production. The original production schedule was generated by RSV using the

parameters defined by SRK for the extraction sequence and a set of development and production parameters based upon experience in the area. The schedule was generated in the Mine2-4D software. This software uses the assumed parameters and applies them to the resource area to generate the development and production schedules.

The shaft pillar mining plan and schedule as developed for the December 2006 Technical Report is described in the 2007 Technical Report (Valliant and Bergen, 2007). The only modifications for this report have been in year one where ore sources were changed based on short term planning but the overall production remains as previously developed and reported and as shown in Table 18-1.

The shaft pillar area is well serviced by the existing infrastructure for materials handling, dewatering, mine services, and mine ventilation.

Scott Wilson RPA recommends that Ezulwini continue the review of the Upper Elsburg resources and incorporate any revisions into the next planned production schedule revisions. Scott Wilson RPA further recommends that revisions to the production schedule be undertaken for use in a prefeasibility study when such study is prepared.

UPPER ELSBURG BEYOND THE SHAFT PILLAR

The Upper Elsburg formation has been mined in the past beyond the shaft pillar area. Development was curtailed prior to the cessation of operations. Therefore, while there are inferred resources, mine development must be advanced to prepare further areas for stoping.

The area beyond the shaft pillar contains only inferred resources, however, a LOM plan has been prepared including this material. Short term planning is based on recent reviews and stoping plans, while longer term planning was based on the historical layouts and productivities. This material will be mined in the same manner as the shaft pillar except that there is no need for an initial destress cut.

The schedule was generated in the Mine2-4D software. This software uses the assumed parameters and applies them to the resource area to generate the development and production schedules. The current production schedule for the Upper Elsburg material is shown in Table 18-1.

TABLE 18-1 UPPER ELSBURG PRODUCTION SCHEDULE
First Uranium Corporation – Ezulwini Project

Year	Pillar Tonnes ('000s)	Pillar Feed Grades (g/t Au)	Non Pillar Tonnes ('000s)	Non Pillar Feed Grades (g/t Au)	Upper Elsburg Tonnes ('000s)	Upper Elsburg Feed Grades (g/t Au)
2009	204	5.91			204	5.91
2010	736	7.33	-		736	7.33
2011	1,186	7.12	-		1,186	7.12
2012	1,243	7.23	-		1,243	7.23
2013	1,091	6.91	-		1,091	6.91
2014	533	7.23	229	7.02	762	7.16
2015	39	7.33	766	7.02	805	7.03
2016	-		902	7.02	902	7.02
2017	-		1,236	7.02	1,236	7.02
2018	-		1,236	7.02	1,236	7.02
2019	-		1,236	6.60	1,236	6.60
2020	-		1,236	6.60	1,236	6.60
2021	-		1,236	6.60	1,236	6.60
2022	-		1,236	6.60	1,236	6.60
2023	-		1,236	6.28	1,236	6.28
2024	-		1,236	6.28	1,236	6.28
2025	-		1,232	6.28	1,232	6.28
Total	5,032	7.09	13,017	6.65	18,050	6.77

The Upper Elsburg area is serviced by the existing infrastructure for materials handling, dewatering, mine services, and mine ventilation. As work starts in a given area it is necessary to inspect the main levels to determine the ground conditions and to evaluate how much of the services for the drifts will have to be reinstalled. At the time of the latest site visit, the focus was on completing work on the access ways of the main levels so that there was space to bring down and store mining supplies. Re-establishing the levels has been time consuming but the work is proceeding well. Main development headings will be extended as the proposed mining area expands.

Hand held rock drills, winches and scrapers, as well as locomotives and cars for the transportation of rock and materials have been purchased to equip the mining areas. Some of the equipment will be common to the shaft pillar material and some of the stoping equipment will be taken from the shaft pillar stopes as those stopes are exhausted and mining activity moves into the area beyond the shaft pillar.

The production schedule developed for the two portions of the Upper Elsburg deposit has a "valley" in the production forecast because the forecast was originally prepared with the understanding that development beyond the shaft pillar would be difficult and time consuming. However, conditions in the drives inspected have been better than anticipated and, therefore, production from the areas beyond the shaft pillar will be brought forward in the production schedule. Scott Wilson RPA recommends that production planning be reviewed in the future to determine how to reduce the dip in production and maintain a steady ore flow from this area.

MIDDLE ELSBURG

The Middle Elsburg area targets two reefs, the E9EC and the UE1A, which contain both gold and uranium. Historically, the E9EC has been mined much more extensively than the UE1A. The Middle Elsburg area is accessed from the 36 Level to the 50 Level and continues for an additional six levels below the 50 Level. Those areas below the 50 Level would be accessed by a system of declines with mechanized haulage to the 50 level.

Mining is by conventional breast mining based on the same method that has been successfully used in the past. Access is provided from crosscuts from the level haulage, and raises are developed up from one level to the next.

Support will be based upon the use of backfill, however, grouted cement packs or timber mat packs may be used if necessary. Support pillars have not been considered as a result of geological losses and unpay blocks providing adequate "natural pillars". Panels are planned at 20 m to 30 m in length, with 10 m face advance planned per month and the stoping width of 100 cm to 180 cm depending upon the reef channel.

PRE-PRODUCTION SCHEDULE

Since the Middle Elsburg area has been mined in the past, there is level development from the shaft to the mining areas, which, however, will have to be extended to provide access to the proposed mining areas. The mine plan was developed using Surpac, a CAD based mine design and scheduling software package.

PRODUCTION SCHEDULE

Table 18-2 summarizes the current Middle Elsburg production schedule.

TABLE 18-2 MIDDLE ELSBURG PRODUCTION SCHEDULE
First Uranium Corporation – Ezulwini Project

Year	ME Tonnes ('000s)	Feed Grade (Au g/t)	Feed Grade U_3O_8 (g/t)
2009	402	3.83	464
2010	729	3.47	472
2011	831	3.39	472
2012	978	3.31	477
2013	1,108	3.13	490
2014	1,003	2.68	517
2015	1,039	2.47	534
2016	1,097	2.46	536
2017	1,121	2.46	536
2018	1,118	2.46	536
2019	1,195	2.46	536
2020	1,148	2.46	536
2021	1,104	2.46	536
2022	1,226	2.46	536
2023	1,199	2.46	536
2024	1,204	2.46	536
2025	1,123	2.46	536
Total	**17,627**	**2.68**	**521**

The Middle Elsburg area has been mined in the past, and development out to the mining areas, as well as the infrastructure to support the mining, is in place down to the 50 Level.

The ore and waste handling facilities at the shaft will be replaced and/or upgraded for rock hoisting and for the movement of men and materials. All of the infrastructure will have to be extended along with the Middle Elsburg development prior to the

commencement of operations. This area will require continuous development to permit the buildup of production over a period of years.

The main drifts to the previously mined areas have been inspected and assessment of the necessary rock work and infrastructure replacement for the drifts has been compiled. Ventilation is the first requirement to reduce the levels of radioactive gases in the areas. During the last quarter of 2006, the Ezulwini project team reconnoitered the available Middle Elsburg panels and found them to be more accessible and in better condition than anticipated. Therefore, the mining plan has been accelerated in years 2008 and 2009 as it is clear that the production panels can be brought online much faster.

MINE EQUIPMENT

The mining equipment had been removed from the mine before EMC acquired the assets, and new equipment is being purchased. The equipment required to meet the production target is shown below in Table 18-3.

TABLE 18-3 MIDDLE ELSBURG MINING EQUIPMENT
First Uranium Corporation – Ezulwini Project

Year	LM 70 Muckers	Loco	Hoppers	Cars	Winches	Mono Winches	Machines	Air Legs
1	4	11	48	60	21	4	42	35
2	5	22	48	80	44	4	104	88
3	11	38	126	120	122	14	281	238
4	12	60	150	160	158	18	364	308
5	12	67	156	160	181	21	416	352
6	13	70	168	160	194	22	447	378
7	14	75	186	180	225	25	520	440
8	15	80	198	180	238	26	551	466
9	16	85	210	200	247	27	572	484

OPPORTUNITIES FOR IMPROVEMENTS

With the fluctuations in the prices of uranium and gold, there may be opportunities to improve the Project cash flow by altering the ratio of gold plant feed to uranium plant feed to maximize cash flow depending on the prices of gold and uranium. To this end the plan is to develop the ME zones as quickly as possible, construct the uranium

processing plant module and to modify the mill feed system to maximize the ability to process mixtures of ores.

Within the mining area, there are opportunities to implement actions to improve the Project. The inferred resource covers a large area and it may be possible to increase production by developing and commencing mining in additional areas. The Ezulwini shaft does not have the capacity for additional hoisting, but it may be possible to gain access to other underutilized shafts in the immediate area. Those shafts are connected to the Project and have in past been used to hoist ore from the Ezulwini Mine. Alternatively, additional hoisting capacity could be obtained through deepening of the ventilation shaft and installation of a skipping hoist, or a complete new shaft could be developed. The development of a new shaft would have the advantage of bottom access so that it could be bored rather than sunk, decreasing the cost and the time to complete the shaft.

MINERAL PROCESSING

Recovery of gold and uranium will be accomplished by processing on site through the construction of facilities similar to those that existed in the past on the same site. The gold plant will, at full capacity, treat 200,000 tons per month of ore and will consist of the following process steps:

- SAG milling of underground ore to 75% -75 µm with four SAG mills grinding all of the mill feed
- Dilute cyclone overflow (20% solids)
- Gravity recovery from cyclone underflow material
- Pre-leach thickening
- Cyanidation in seven tank hybrid carbon-in-leach circuit
- Gold adsorption onto activated carbon and stripping via Zadra elution
- Carbon regeneration in horizontal electric kiln
- Gold electrowinning and smelting
- Tailings disposal to conventional slimes dam

Because of the treatment of the two different ore types, the plant layout has two sets of silos. Two 3,700 tonne silos are dedicated to Upper Elsburg ore and one 7,400 tonne silo is dedicated to Middle Elsburg ore. It is anticipated that two mills will always be dedicated to Middle Elsburg ore, whilst the other two mills may operate on either Upper Elsburg ore or Middle Elsburg ore. This silo configuration provides flexibility in terms of feeding Middle Elsburg ore to two, three or four mills, thus allowing the mine to respond to changes in the price of uranium.

Gold recovery is forecast to be 95.5%, with 30% to 40% of the gold recovery in the gravity circuit.

The Ezulwini uranium plant will, at full capacity, treat 100,000 tonnes per month of ore, and where appropriate it will be designed as two 50,000 tonnes per month modules and will consist of the following process steps:

- Pre-leach filtration
- Agitated, atmospheric, heated, sulphuric acid leaching
- Six stage counter current decantation (CCD) of leached slurry
- Clarification of pregnant leach solution (PLS) from CCD
- Neutralization of CCD tailings and pumping to the gold plant
- Ion exchange (IX) processing of the PLS
- Solvent extraction (SX) of the uranium from the IX eluate
- Precipitation and washing of ammonium di-uranate from the OK liquor from SX

The Middle Elsburg (ME) ore is processed for both gold and uranium in a reverse leach process, with uranium leached first and gold second. The U_3O_8 recovery is forecast to be 80%. This forecast is lower than the recovery noted in the literature for operation at the original Ezulwini uranium operation. The lower value was chosen to reflect the lack of direct testing and the gap in time and experience since a plant with this flow sheet has been operated in this area.

The ME ore is ground and thickened in the gold plant and the feed to the uranium plant is received from the pre-leach thickener underflow. This underflow must be further dewatered before feeding to the uranium leach to allow a satisfactory water balance over the whole process. Horizontal belt vacuum filters have been selected for this duty. The horizontal belt filter installation will comprise two modules of 50,000 tonnes per month each.

Test work is scheduled on samples being collected from the Ezulwini ME ore to determine whether the ore is amenable to paste thickening. This may offer a cost advantage of the combination of high rate thickening and filtration.

Minxcon reported that historically the ore mix from the shaft yielded one pound of uranium per tonne of ore processed (that is a recovery of 373 g/t). The average recovery factor was 80% and the average head grade was 466 g/t. Scott Wilson RPA notes that from annual reports spanning the period from 1985 to 1997 (excluding 1987, as no data were found for that year), the recovered grade for uranium ranged from 0.3 kg/t to 0.53 kg/t and the average recovered grade of uranium oxide was 0.44 kg/t. The annual reports reviewed by Scott Wilson RPA did not contain head grade information. The processing plant that was previously used to process the ore was dismantled after the mine was placed on care and maintenance in 2002.

With the significant appetite for uranium demonstrated in the market, First Uranium included design considerations to increase the split of production from the Middle Elsburg uranium bearing reef. An option to increase the plant flexibility to accommodate a blend of up to 150,000 tpm from the Middle Elsburg and 50,000 tpm from the Pillar (instead of 1:1) was included to allow a higher uranium processing rate option if this proved to be more profitable. The additional 50,000 tpm uranium module that would be required has not been added to the capital costs, but the plant infrastructure changes required to facilitate a seamless addition of this module have been included in the plant design.

Existing facilities in the mine infrastructure are designed to keep the gold and gold/uranium ores separate from the mine ore passes through to the surface stockpiles. Gold ore will be treated just for gold, while the uranium/gold ores will first be treated for the recovery of uranium after which the residue will be leached for gold recovery. This separation reduces the processing costs as not all of the mine tonnage needs to be treated for uranium recovery.

Installation of a primary jaw crusher on surface is underway.

Toll milling of development ore was undertaken until the Eskom announcement restricting power, after which the toll milling company had insufficient power to handle the additional feed. Development ore is being stockpiled and will be processed in the Ezulwini facility as soon as it is ready. MDM estimates that the first portion of the gold plant will be ready in June 2008 and the uranium plant will be ready in October 2008.

The recovery process is illustrated in Figure 18-1.


First Uranium Corporation
Ezulwini Project
South Africa
Process Flow Sheet
Middle Elsburg Ore
Upper Elsburg Ore
Ore Stockpile
Ore Stockpile
Semi Autogenous Milling
Semi Autogenous Milling
Thickening
Thickening
Dewatering Filtration
Raffinate
Solvent Extraction
Hot acidic Leach
Pregnant Liquor
Filtration
OK Liquor
ADU Precipitation Wash and Calcine
U_3O_8
Uranium Plant
Neutralisation
Loaded Carbon
Carbon in Leach
Elution
Regenerated Carbon
Residue Disposal
G
Recove
June 2008

Figure 18-1

OPPORTUNITIES FOR IMPROVEMENT

The plant design is based upon the design and equipment formerly installed at the site. The main changes as a result of additional plant engineering were a change to counter current decantation instead of filtering in the uranium circuit and the inclusion of bins and feeders such that feed from either bin can be fed to either the uranium or the gold circuit. This latter change increases the operational flexibility and allows milling of more of one feed stream or the other depending upon the ore availability and metal prices.

If additional ore could be hoisted, it would be necessary to either improve the plant throughput to exceed the design capacity of 200,000 tpm or to enter into agreements with the owners of local under-utilized concentrators to process additional ore.

The uranium plant capacity could be increased if the expected uranium and gold prices made treating only Middle Eslburg mineralization more profitable. The production schedule generated for this initial assessment should be reviewed to maximize the Project return through an increase in the proportion of the production from the Middle Elsburg through periods of high uranium price.

MARKETS

GOLD

Gold is freely traded, at prices that are widely known, so that prospects for sale of any production are assured. Scott Wilson RPA used base case gold price of $850 per ounce in 2008-09, dropping to $800 per ounce for the following three years and $750 per ounce thereafter. The price of gold on June 3, 2008, as posted on Kitco was $882 per ounce. A case using consensus prices provided by First Uranium was also included as a sensitivity case. The consensus gold prices for that case valuated were $890 per ounce in the years beginning in 2008-09, $907 per ounce for the years beginning in 2009-10, $874 per ounce for the years beginning in 2010-11, $797 per ounce in the years beginning in 2011-12, and $711 per ounce thereafter.

URANIUM

Uranium is freely traded, but the number of buyers and sellers is much smaller than for gold. The world wide uranium market was approximately $5 billion in 2005 compared to the gold market which was $57 billion. Half of the world's mine production comes from Canada (28%) and Australia (22%). South Africa currently accounts for only 1.8% of the total production. World production of uranium in 2005 was 91,700 M lb (41,609 Kt). The top six uranium producers yield 77% of the world production.

The most common commercial use for uranium is fuel for nuclear power plants. The demand for uranium is directly proportional to the level of electricity generated by nuclear power plants, which in turn is driven by the future global consumption of electricity. According to the Energy Information Administration's International Energy Outlook 2006 (base case), world net energy consumption will more than double before 2030. There are 442 operable, commercial nuclear power plants that currently supply approximately 16% of the world's electricity production. There are another 28 plants under construction, 62 planned, and 160 proposed. The World Nuclear Association (base case) projects that reactor related demand will increase by more than 65% by 2030, up to 110,776 tonnes of required uranium.

In 2005, the uranium consumption exceeded mine supply by about 36%. The deficit is filled from secondary sources including reprocessed spent fuel, government and civilian stockpiles, and the conversion of highly enriched uranium from nuclear weapons. These secondary supplies accounted for 46% of requirements in 2004.

There is currently no regulated commodity market underwritten by a market maker for the various components of nuclear fuel. Utilities typically purchase uranium pursuant to contracts with producers on either a medium (less than 5 years) or long term basis, with the delivery of the uranium generally commencing two to three years after the date of the contract. Pricing formulas are complicated and generally remain confidential and undisclosed to the public.

The uranium from Ezulwini is expected to be sold under contract to a processor. There is a uranium processor operating in South Africa and it has in the past received concentrates from Ezulwini.

For the base case, Scott Wilson RPA used a U_3O_8 price of $80.00 per pound for the years beginning in 2008-10, $70 per pound for the years beginning in 2010-11, $60 per pound for the years beginning in 2011-12, and $50.00 per pound thereafter. On June 2, 2008, the spot price of U_3O_8 as published by Ux Consulting was $60.00 per pound. A case using consensus prices provided by First Uranium was also included as a sensitivity case. The consensus uranium prices for that case valuated were $96.00 per pound for the years beginning in 2008-09, $92.00 per pound for the years beginning in 2009-10, $79.00 per pound for the years beginning in 2010-11, $75.00 per pound in for the years beginning in 2011-12, and $50.00 per pound thereafter.

CURRENCY

Scott Wilson RPA used a currency exchange rate of R:US$ = 7.7:1 for the base case economic analysis. At noon on June 2, 2008, the exchange rate was R:C$ =7.704 and the US$:C$=0.9987 as reported by the Bank of Canada. A case using consensus exchange rates provided by First Uranium was also included as a sensitivity case. The consensus exchange rates for that case valuated were R7.27:C$1 for 2008-09, R7.36:C$1 for 2009-10, R7.50:C$1 for 2010-11, R7.45:C$1 in 2011-12 and R7.57:C$1 thereafter.

CONTRACTS

The main contracts in place include:

- Murray & Robert have the contract for the shaft rehabilitation;
- MDM has the contract for EPCM of the gold and uranium plants;
- Toll Treatment Agreement between Nuclear Fuels Corporation of South Africa (Pty) Limited (Nufcor) and First Uranium dated September 3, 2007;
- First Uranium Off-take Agreement between Nuclear Fuels Corporation of South Africa (Pty) Limited for Treatment of ammonia diuranate (ADU) dated October 12, 2007;
- Circle Labour Hire Co. (Ltd.) has the contract for labour hire.

The toll treatment agreement sets out the terms for the toll treatment of ADU from the uranium plant to be transported to the Nufcor facility and calcined to produce uranium ore concentrate (UOC). Nufcor agreed to build a third treatment line, with one half of that line capacity dedicated to First Uranium. This would allow a treatment capacity of approximately 2.5 million pounds of U_3O_8 per year (3,350 tonnes of ADU with an average grade of 34% U_3O_8 per year). A tolling fee of R242,080 per month plus R2.98 per kilogram of UOC would be charged. In addition, First Uranium would pay back 50% of the R30 million cost for construction of the third line at Nufcor's facility over a seven year period. Under the toll treatment agreement, title to the product does not pass to Nufcor.

The off-take agreement was for the sale of ADU to Nufcor from Ezulwini for the off-take of product until such time as ADU is being processed in Stream 3 as contemplated in the toll treatment agreement. The payment for off-take sales is the U_3O_8 spot price based on the Ux weekly price on the day of ADU delivery less $10.00 per pound of U_3O_8 to cover the Nufcor operating costs. First Uranium will be paid for 98% of the U_3O_8 contained in the ADU. Title passes to Nufcor two days after the material is received and determined to meet specifications, provided there has been no dispute from First Uranium with regard to the receipt notice.

Both of the agreements with Nufcor contain specifications for the ADU. The specifications for the off-take agreement and for the toll treatment agreement require the ADU to contain between 30% and 38% U_3O_8. Additional specifications for the off-take agreement are shown in Table 18-4. There are penalty limits and rejection limits within the agreement.

There is no recent laboratory test work to indicate product specifications from the Ezulwini uranium plant, and this is only the historical information that uranium ores from the Ezulwini deposit, treated with a similar process to that being built, were previously treated at the Nufcor facility and sold.

TABLE 18-4 U_3O_8 SPECIFICATIONS FOR FIU
First Uranium Corporation – Ezulwini Project

	STD (Surcharge)	Max (Reject)
U (in dry oxide) as U_3O_8	Must Exceed 75%	65%
U^{235}	< 0.71%	0.7110%
U^{234}	56E-6 g/gU	62E-6g/gU
Moisture (Volatiles)	1 0%	2 0%
Impurities	Mass %, U basis	
	Surcharge	Reject
B	0 005	0.1
As, Ba, Cd, Cr, Pb, Hg, Se, Ag	0.01	0 04
SO_4	1	4
CO_3	0 2	0.5
Mo	0.1	0.3
SiO_2	0 5	2
Ca	0 05	1
Organic		0.1
Halides (Br+Cl+I)	0 05	0.1
F	0 01	0 1
U Insoluble in HNO_3		0 1
Fe	0 15	0.5
Mg	0 02	0.5
PO_4	0 1	0.5
Si	0 5	2
Na + K	1	2
S	1	3 5
Th	0.1	0.25
Th-230		0 00015
Ti	0 01	0 05
V	0.1	0.5
Zr	0 01	0.5
(Gd+Sm+Eu+Dy)	0 05	0.2
(Cu+Pb+Bi+Sb)	0.5	2

ENVIRONMENTAL CONSIDERATIONS

An environmental management program (EMP) was submitted to the DME in October 2005 in respect of the Ezulwini Project. The mining licence is based upon the approval of an EMP which is generated from an EIA. Simmers received approval of the EMP Report, which includes the previously approved closure plan for the Ezulwini Shaft (that approval was obtained by Harmony when it planned to cease pumping and complete the mine closure).

An application for a Certificate of Registration (COR) for the operation of a uranium processing plant was submitted to the South African National Nuclear Regulator on July 18, 2006. EMC received a response from the South African National Nuclear Regulator on August 15, 2006, detailing various outstanding information requirements. Whilst most of these requirements have been addressed, there are still several requirements

outstanding which include specific radiation protection advisory services. Malepa Holdings has been mandated to provide the necessary radiation protection advisory services and has recently submitted the outstanding information required to the National Nuclear Regulator.

WATER

Dewatering of the Ezulwini Shaft continues with about 65 million litres per day (Mlpd) pumped from the mine. In 2005, the South Deep Mine completed works to separate the two mines, so that dewatering of the Ezulwini Shaft is not necessary for the South Deeps Mine operations. The dewatering of the Gemsbokfontein western subcompartment of the Dolomite structures commenced in 1986 to reduce the increase in extraneous water from the dolomites into the underground workings at the Ezulwini Shaft.

Precautions were taken to safeguard surface ground movement anticipated in 1986. The monitoring program continues with daily monitoring of the status of ground movement in the affected areas.

Dewatering has decreased from 150 Mlpd to the current 65 Mlpd and, should dewatering continue, it is expected to reduce to approximately 48 Mlpd over the next ten years.

Ingress of water occurs from the workings on the 32, 33, and 41 levels and, to a lesser extent, below the 41 Level. Water is currently pumped from 50A, 41, and 33 levels. As water cascades through the old workings, it is polluted and the salt load increases. The water being pumped is a mixture of clean and polluted waters. It may be possible to separate the clean and polluted waters and generate revenue from the sale of clean water.

The water pumped from the mine is used as follows:

- 10 Mlpd is used to recharge the Gemsbokfontein East Dolomitic Subcompartment as required by an agreement with Rand Water.
- Makeup water of some 5 Mlpd is used for the mining service water circuit.

- 50 Mlpd is discharged to the Kleinwes Rietspruit under licence to DWA&F.

It is this latter component that is destined for treatment to potable standards. The water is planned for sale to Rand Water. These sales would recoup the cost of treatment and pumping from the mine. The latter would improve the return from the mining operation. No potential benefit from the sale of water is included in this analysis. A similar proposal is currently being negotiated at Stilfontein Gold Mine, which, when concluded, would be used as a model to facilitate First Uranium's own negotiations. As of March 30, 2007, the Stilfontein Gold Mine water deal was still in process. Given the multitude of stakeholders involved, no guarantee can be given as to the expected timing for deal closure.

TAILINGS

There is an existing slimes storage dump on the property and that facility is ready for use. The existing slimes dam has a remaining lifespan of approximately 19 years.

LIABILITIES

As part of the REL Purchase Agreement, EMC assumed all of the liabilities for the areas purchased. EMC established a new environmental trust fund (Fund) for the rehabilitation of the Ezulwini mining area. EMC is obligated, on an ongoing basis, to contribute to the Fund such amounts (or provide guarantees for such amounts acceptable to the South Africa Minister of Minerals and Energy) as shall be required in order to ensure that the total balance of the Fund (including the amount of any such guarantees) at any point in time shall be not less than the total amount which it is obliged to hold in the Fund at that point in time pursuant to any and all applicable laws and/or regulations and as agreed with the Minister from time to time, in respect of the rehabilitation of the Ezulwini mining area and or the immovable property subject to the REL Purchase Agreement and/or any other related environmental matter. EMC adjusted the closure costs in January 2007 to reflect the necessary inflationary adjustment as required by the DME. The inflationary adjustment increased the closure cost estimate by $0.4 million to $5.1 million as at March 30, 2007.

If the amount of the total balance of the Fund (including the amount of any guarantees) is at any time less than the total obligation, EMC will not be permitted to make any payment or other distribution to its shareholders until such shortfall has been extinguished.

The environmental liability at and post closure of the mine has been estimated as shown in Table 18-5.

TABLE 18-5 CLOSURE AND POST CLOSURE ENVIRONMENTAL LIABILITIES
First Uranium Corporation – Ezulwini Project

Cost Component	Aspects included in costs	Cost $ '000s
Mining Infrastructure	Mine waste clean up Dewatering Rehabilitation of shaft area Rehabilitation of slimes dam and rock dumps Rehabilitation of surface and buildings	2,859
Rewatering Costs	Monitoring of water quality & ground stability Rehabilitation of sinkholes Underground infrastructure removal Rewatering management fees Further studies on the rewatering	1,209
After Closure Monitoring		608
Total Rehabilitation Costs		**$4,676**
DME advised inflationary adjustment (as at March 30, 2007)		**400**
Total Rehabilitation Costs (as at March 30, 2007)		**$5,076**

Under the terms of the REL Purchase Agreement, REL transferred approximately $2.6 million into the Fund on March 2, 2007. The remaining $2.4 million has been provided for through a Bank Guarantee underwritten by Lombard Insurance Company, the Bank Guarantee incepted on January 1, 2007.

Under the REL Purchase Agreement, Simmers entered into a guarantee with REL on December 12, 2006, whereby Simmers irrevocably and unconditionally guaranteed to REL the performance by EMC of all of its obligations under the REL Purchase Agreement and the related REL Lease Agreement.

TAXES

Company taxes under South African legislation are 29% of profits after consideration of the tax shields of unredeemed capital and assessed losses. Scott Wilson RPA has included these taxes in the economic analysis. The tax calculation assumptions were provided by First Uranium .

Revisions and amendments to the proposed Mineral and Petroleum Royalty Bill (the Bill) have been introduced by the South African government. The Bill provides for a royalty rate of 12.5% of the operating profit divided by the revenue. Operating profit includes over head but not capital. The royalty is expected to come into effect in May 2009 and has been included as such in the project evaluation. Scott Wilson RPA has relied on the advice of First Uranium in the calculation of the state mining royalty.

CAPITAL AND OPERATING COST ESTIMATES

The Project is a major project that will extend over a lengthy period. For the purposes of this report, the first four years were taken together to represent the pre-production period as the production exceeds 1.9 Mtpa after the fourth year. The life of mine (LOM) capital is summarized in Table 18-6.

The pre-production capital will be expended over a period of three and one half years. Years are taken as ending in March of each year such that Q4 2008 ends at March 31, 2009. The capital costs are taken from April 1, 2008, and sunk costs are not considered in the analysis. The unredeemed capital expenditure opening balance was taken as $124.49 million. covering operating costs, capital for the shaft refurbishing, mine development, purchase of the infrastructure and repayment of the Simmers debt.

TABLE 18-6 CAPITAL COSTS
First Uranium Corporation - Ezulwini Project

	Life of Mine ($ million)	2008-9 ($ million)	2010 -25 ($ million)
Exploration	4.0	-	4.0
Technical and Feasibility Studies	0.4	-	0.4
Expansion Capital Expenditure	-	-	-
Shaft Pillar	10.3	10.3	-
Shaft additional allowance	5.2	5.2	-
Middle Elsburg (ME Satellite Pillars)	11.9	1.6	10.4
Other Upper Elsburg (UE Satellite Pillars)	39.7	1.3	38.4
Other Middle Elsburg (LOM) (ME Declines)	34.5	-	34.5
Process Plants	35.5	35.5	-
Water management	0.4	0.4	-
Capital for Self Power Generation	5.0	10.0	(5.0)
	-	-	-
Contingency @ 20%	47.3	25.3	22.0
Total	194.2	89.5	104.7
Sustaining Capital (in addition to above)	18.8		18.8

MINE CAPITAL

The mine capital costs were generated from a listing of the necessary infrastructure upgrades and replacements and mine development from the output of the mine scheduling software that was used for production and development planning. Expenditures to date were reviewed and compared to the previous cost estimates. The remaining capital costs were inflated by 7% to account for the supplies and labour cost increases that Ezulwini has experienced over the past year. For the shaft pillar work an additional allowance of $5.2 million was added to reflect the longer time period for completion of the work.

GOLD AND URANIUM CONCENTRATOR CAPITAL

The capital expenditures committed to February 28, 2008, for the construction and development of the gold and uranium mills totalled $82 million. The construction is well advanced. Through some cost savings measures, most notably the substitution of mild steel for stainless steel in the leach tanks, the plant costs are expected to come in on budget despite increases in steel prices and labour costs.

Scott Wilson RPA has applied a 20% contingency to the remaining planned expenditures for the concentrator.

INFRASTRUCTURE CAPITAL

Until the announcement by Eskom in January 2008 limiting power available to commercial clients, all of the major infrastructure was considered to be in place and in many cases simply in need of repairs or replacement of components. The existing components will be placed in existing buildings and there is still a power supply system in place. In some cases, such as hoist ropes, there are spares on site, but replacement spares will be needed as items are replaced in preparation for production.

In the case of electrical power, Ezulwini undertook studies to determine the demand for electrical power for the Project and the estimated level of power available from Eskom. Additionally, Ezulwini incorporated the revised electrical power rates into the operating cost estimates for the Project. The shortage of power available from Eskom is currently forecast to last for a period of five years as Eskom is expected to improve the availability of its existing plants and to bring additional capacity on line each year.

First Uranium estimated the electrical requirements for the Ezulwini Project and the availability of electricity from Eskom based on the statements from Eskom related to the availability of power on a month by month basis. The difference was the amount of generating capacity which First Uranium would need to provide. This demand rose to a maximum of 12.9 MW in one month and First Uranium chose 15 MW as the generating capacity that First Uranium would require. Ezulwini evaluated a number of power supply options to assure that production could be brought on line. With a short time before production is scheduled to commence, the key choices were diesel or heavy fuel generators. Ezulwini secured a rental agreement for ten units rated at 2 MW each. The agreement is for power at a set rate per unit of power consumed. The plan is to use these units as needed and, when the supply from Eskom is assured, these units will be returned to their owner.

First Uranium also located a 30 MW diesel power plant for sale and the plan is to purchase the plant in two halves, with one half destined for installation at Ezulwini. Each half of the plant will consist of six units, each with a capacity of 2.5 MW. The units are rated for 2.5 MW continuous output and operate at 730 rpm.

Ezulwini's share of the plant purchase cost is estimated to be $10 million. The plant will be used for several years and when it is no longer required, the plan is to sell it to recover half of the purchase price.

SURFACE FACILITIES PURCHASE

The purchase of the surface facilities and the Simmers debt repayment have been completed and are considered part of the sunk costs and are not included in this assessment.

CONTINGENCY

There is a contingency of 20% included in the capital plan.

SUSTAINING CAPITAL

The major sustaining capital item is the ongoing capital development of the mine. This development is generated by the mine scheduling program and provides the haulage drives and capital stope development for ongoing production.

A $12.08 million allowance for infrastructure and concentrator improvements is included in year 11 as the production at that time is forecast to continue at a rate of up to 2.4 Mtpa and many of the facilities will be in need of upgrades and refurbishment.

The facilities at Ezulwini appear to be in good condition, but some of the mine and mine surface support equipment is now 40 years old. Except as noted above, there are no significant sustaining capital allowances for upgrading or replacement of the main mine infrastructure over the Project life.

WORKING CAPITAL

The analysis does not include an estimate of working capital, however, there will be a buildup of gold and uranium within the process plant and, in the case of the uranium, at the refinery. In the economic analysis, there is a quantity of both gold and uranium that is assumed to be "locked up" in the plant over the life of the mine. This production was deducted at the start of operations and shown as production in the final year of operation. More detailed estimates of the in process inventory and the lag between shipping and payment should be prepared in the next stage of the Project evaluation.

OPERATING COSTS

Operating costs were prepared by site personnel based on experience to date with operating labour costs and supplies costs. Allowances for training and medical examinations and the costs associated with the mine's social and labour plan have also been included.

Table 18-7 shows the makeup of the estimated cost per tonne milled. These costs are based on the total Life of Mine production. In the initial years of operation, the cost per tonne is higher.

TABLE 18-7 OPERATING COSTS
First Uranium Corporation – Ezulwini Project

Parameter	LOM Cost per tonne ($/t)
Skilled Labour	4.49
Semi Skilled Labour	9.57
HR Development	0.60
Underground Stores Costs	20.22
Services Stores Costs	1.64
Power Costs	6.85
Pumping & Water Costs	2.37
Metallurgical Cost	12.35
Security	0.08
Other Costs (+ Contingency)	10.84
Total Cash Costs	69.00
	-
Total Corporate Costs	1.18
Rehabilitation Costs	0.14
Total Costs	**70.32**

Operating costs are now estimated to be $13.45 (24%) higher than the previous estimate of $56.87 per tonne. Within this the power costs have increased by $4.86 per tonne, reflecting the higher Eskom rates and the cost of self-generated power in the early years of the operating life. Labour costs were reduced based upon a review of the productivities with the supervisors, therefore, the reduction in the number of men required has more than offset the increases in salary. Mining supplies costs have increased with the higher metal prices and fuel prices.

Processing costs were increased to a level considered to be more consistent with operating plants in the area. Other costs include the costs for offsite processing of the ADU and sales costs for the sale of the uranium concentrates.

MANPOWER

At April 30, 2008, there were 2,705 persons employed at the Project, with 574 Ezulwini employees, 1,551 underground contractors and 580 plant contractors.

The workforce of the Ezulwini Mine (not including processing plants) will grow to approximately 3,600 employees by year 1. Then there is a decrease as activity shifts in the mine. Table 18-8 shows the mine manpower levels. Levels are projected to be flat or decrease slightly after year 10.

TABLE 18-8 MANPOWER LEVELS
First Uranium Corporation – Ezulwini Project

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Engineering & Geology	54	54	54	54	54	54	54	54	54	54
Management	23	24	25	25	25	25	25	25	25	25
Maintenance	21	51	83	103	99	112	78	85	96	106
Pumping	65	21	21	22	22	22	21	21	22	22
Services	10	9	9	9	9	9	9	9	9	9
Production	288	1,177	2,042	2,706	2,997	3,152	2,388	2,553	2,953	3,409
Totals	**460**	**1,336**	**2,234**	**2,919**	**3,206**	**3,374**	**2,576**	**2,747**	**3,158**	**3,625**

First Uranium has reviewed and revised the productivities for the mining activity leading to a reduction in the mine manpower requirements compared to the previous technical reports. The revisions are based on the assessments of the mine overseers who are now employed by Ezulwini as compared to the original estimates which were purely engineering estimates. Productivities in the mine activities were increased by 16% to19% compared to previous estimates, resulting in a significant reduction in manpower required. The changes in productivities are shown in Table 18-9.

TABLE 18-9 REVISIONS TO MINE PRODUCTIVITIES
First Uranium Corporation – Ezulwini Project

ORIGINAL STATISTICS AND PARAMETERS

	Development 40 m per month	Stoping 240 m^2 per month	Construction 100 m per month	Equipping 12 panels per month	Tramming 20kTons per month
Shift Boss	0.20	0.25			
Miner	0.30	0.50			
Team Leader	2.00	2.00	1.00	1.00	5.00
RDO	3.00	4.00		2.00	
Winch Driver	2.00	3.00		5.00	
Loader Driver	2.00				
Loco Driver					18.00
Generalists		7.00	9.00	6.00	18.00
Engineering	2.5	1.3	3.0	6.0	4.0
TOTAL	**12**	**18**	**13**	**20**	**45**
Min. Per./Unit	**4**	**14**	**10**	**206**	**488**

CURRENT STATS AND PARAMETERS

	Development 40 m per month	Stoping 240 m2 per month	Construction 100 m per month	Equipping 12 panels per month	Tramming 20kTons per month
Shift Boss	0.20	0.20			
Miner	0.30	0.50			
Team Leader	2.00	1.00	1.00	1.00	3.00
RDO	3.00	4.00		1.00	
Winch Driver	1.00	2.50		1.00	
Loader Driver	2.00				
Loco Driver					12.00
Generalists		4.00	6.00	5.00	12.00
Engineering	1.0	0.5	0.0	0.0	0.0
TOTAL	**9**	**12**	**7**	**8**	**27**

In 1993, the mine employed 1,693 persons on surface and 7,081 underground for a total of 8,774, including 359 persons attributed to the South Deep project (no longer part of this mine).

Simmers presented a Social and Labour Plan (SLP) as part of their application for the Ezulwini mining rights. The SLP was submitted on the basis of the work planned in the shaft pillar and Middle Elsburg zones. The SLP includes commitments, training, and career progression plans with the objective of having 40% Historically Disadvantaged South Africans (HDSA) in management by 2010. There is a further goal to have 10% women in the mining workforce.

The Ezulwini Mine intends to recruit new employees on the basis of a Living-out Allowance to employees who do not reside in the EMC-sponsored accommodation. It is not the owner's plan to provide on site housing for employees and the mine will discourage the development of unsustainable settlements in the area of the mine.

The objective of the above-stated scheme is to encourage and give the employees who do not want to reside in the company accommodation the option to reside where and with whom they wish, near their place of work, and to act as a housing subsidy for both home-ownership and rental options.

An annual amount of 3.5% of the wage bill will be committed to human resources development initiatives at the Ezulwini Mine. The activities that will be included:

- Technical training;
- Accelerated development of HDSA employees;
- Succession and career path training;
- Organizational development and transformation training;
- Diversity training;
- Mentor training; and,
- ABET (Adult Basic Education and Training).

PROJECT SCHEDULE

Shaft refurbishment and repair and the installation of the floating tower are underway. Work has progressed slower than originally planned, however, the work schedule is now being reorganized and more closely managed and monitored. While the shaft job will take longer than planned, it is possible to advance the mine development work and production while continuing to work in the shaft.

Levels are being rehabilitated in the shaft pillar area and in the lower areas of the mine. Ventilation cutbacks are slowing this work as one fan must be shut down to provide better working conditions for the crews working in the ventilation shaft. That work will soon be complete and the ventilation will be returned to normal to permit appropriate ventilation of more areas of the mine.

A production schedule for the Upper and Middle Elsburg areas has been prepared in detail for the balance of the year.

On surface, the gold and uranium plants are being constructed. Commissioning of the gold plant commenced in April 2008 and gold plant operations are scheduled to start in June 2008. The uranium plant operation is scheduled to commence in October 2008. As portions of the circuits are completed, they are being tested and commissioned. The current construction is the first module of the gold and uranium plants, but construction of the next modules is scheduled to commence immediately. Plant construction has suffered with 25 to 30 days lost due to unseasonably wet weather, delays in steel delivery and the general tightening of the market for supplies and skilled workers.

ECONOMIC ANALYSIS

An after-tax Cash Flow Projection has been generated from the Life of Mine production schedule and capital and operating cost estimates, and is summarized in Table 18-10. A summary of the key criteria is provided below.

ECONOMIC CRITERIA – BASE CASE

REVENUE

- Up to 200,000 tpm mining from underground.
- Mill recovery of gold of 95.5% and recovery of U_3O_8 of 80%, based upon previous operating history.
- Gold payment is based upon 100% payment less a refining charge of $120,000 per year plus $0.50 per ounce.
- Exchange rate US$1.00 = R7.70.
- Metal price: US$850 per ounce gold for the year beginning in 2008, $800 per ounce for the years beginning in 2009, 2010 and 2011, and $750 per ounce thereafter; and $80 per pound U_3O_8 in years beginning in 2008 and 2009, $70 per pound in the year beginning in 2010, $60 per pound in the year beginning in 2011 and $50 per pound thereafter.
- Revenue is recognized at the time of production.

COSTS

- Operations will commence in 2008, but production increases to 2 M tpa in 2011.
- Mine life: 17 years.

- Life of Mine production plan as summarized in Tables 18-1 and 18-2.
- Mine life capital totals $213 million, including a contingency
- Average operating cost over the mine life is $70.31 per tonne milled.

CASH FLOW ANALYSIS – BASE CASE

Considering the Project on a stand-alone basis, the undiscounted after-tax cash flow totals $1,461 million over the mine life, and simple payback occurs after approximately 1.4 years.

The IRR is 278% and the NPV at discounts rates of 5%, 8%, and 10% is $895, $690, and $587 million, respectively.

The Total Cash Cost is US$317 per ounce of gold, including a credit of $165 per ounce for U_3O_8 revenue. The mine life capital and royalty unit cost is US$55.2 per ounce, for a Total Production Cost of US$372 per ounce of gold. Average annual gold production during operation is 306,000 ounces per year and the average U_3O_8 production is 952,000 pounds per year.

The economic analysis contained in this report is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the reserve development, production, and economic forecasts on which this preliminary assessment is based will be realized.

CASH FLOW ANALYSIS – OWNER'S ECONOMIC ASSUMPTIONS

A cash flow analysis prepared by First Uranium's advisors using "consensus prices" was evaluated. The only changes from the base case were the metal price and exchange rate assumptions. The changes are shown below together with the results for the alternative scenario.

ECONOMIC CRITERIA – OWNER'S ECONOMIC ASSUMPTIONS

REVENUE

- Exchange rate US$1.00 = R7.36 for 2008, R7.50 for 2009, R7.45 for 2010 and R7.57 thereafter.
- Metal price: US$890 per ounce gold for 2008, $907 per ounce for 2009, $874 for 2010, $797 for 2011 and $711 per ounce thereafter and $96 per pound U_3O_8 in 2008, $92 per lb in 2009, $79 per pound in 2010, $75 per pound in 2011 and $50 per pound thereafter.

CASH FLOW ANALYSIS – OWNERS ECONOMIC ASSUMPTIONS

Considering the Project on a stand-alone basis, the undiscounted after-tax cash flow totals for this alternative case was $1,371 million over the mine life, and simple payback occurs after approximately 1.3 years.

The IRR is 336% and the NPV at discounts rates of 5%, 8%, and 10% is $855, $667, and $572 million, respectively.

The Total Cash Cost is US$321 per ounce of gold, including a credit of $171 per ounce for U_3O_8 revenue. The mine life capital and royalty unit cost is US$55.2 per ounce, for a Total Production Cost of US$376 per ounce of gold. Average annual gold production during operation is 306,000 ounces per year and the average U_3O_8 production is 952,000 pounds per year.

TABLE 18-10 AFTER-TAX CASH FLOW PROJECTION
First Uranium Corporation - Ezulwini Project

				Year ends in March Mar-09	Mar-10	Mar-11	Mar-12	Mar-13	Mar-14	Mar-15	Mar-16	Mar-17	Mar-18	Mar-19	Mar-20	Mar-21
PRODUCTION	Gold Ore tonnes 000			204	736	1,186	1,243	1,091	762	805	902	1 236	1,236	1,236	1 236	1 236
	Feed Grade g/t Au			5 91	7 33	7 12	7 23	6 91	7 16	7 03	7 02	7 02	7 02	6 60	6 60	6 60
	Uranium Ore tonnes 000			402	729	831	978	1,108	1.003	1,039	1,097	1,121	1,118	1,195	1,148	1,104
	Feed grade g/t Au			3 83	3 47	3 39	3 31	3 13	2 68	2 47	2 46	2 46	2 46	2 46	2 46	2 46
	Mill feed grade g/t U3O8			464	472	472	477	490	517	534	536	536	536	536	536	536
	Total Mill Feed tonnes 000			606	1,465	2,017	2,221	2,199	1,765	1.845	1,999	2,357	2,354	2,431	2,384	2,340
	Gold grade g/t Au			4 53	5 41	5 59	5 50	5 00	4 62	4 46	4 51	4 85	4 85	4 56	4 60	4 64
	Uranium Grade g/t U3O8			306	235	195	210	247	294	301	294	255	254	263	258	253
REVENUE	Total Contained Gold oz 000			88	255	362	393	354	262	265	290	367	367	356	353	349
	Gold Recovery %			95 5%	95 5%	95 5%	95 5%	95 5%	95 5%	95 5%	95 5%	95 5%	95 5%	95 5%	95 5%	95 5%
	Recovered Gold oz 000			89 7	243 4	345 8	375 1	337.9	250 2	252 6	277 1	350 8	350 5	340 5	336 9	333 6
	Lock up in plant oz 000		-	2 4												
	Gold Sold oz 000			87 3	243 4	345 8	375 1	337 9	250 2	252 6	277 1	350 8	350 5	340 5	336 9	333 6
	Gold Price $/oz			850	800	800	800	750	750	750	750	750	750	750	750	750
	Refining Cost $ '000s			105	242	293	308	269	245	246	259	295	295	290	288	287
	Gold Revenue $ 000 000			76 1	194 5	276 4	299 8	253 1	187 4	189 2	207 6	262 8	262 6	255 0	252 4	249 9
	Contained U3O8 000 lbs			410 8	947 3	1,080 1	1,285 8	1,494 6	1,427 8	1,529 2	1,618 5	1 653 0	1 648 9	1,762 5	1,693 4	1 628 6
	U3O8 Recovery %			80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%
	Recovered U3O8 000 lbs			328 5	605 9	690 9	822 5	956 0	913 3	978 2	1,035 3	1 057 4	1,054 7	1,127 4	1,083 2	1 041 9
	Lock up in Plant 000 lbs		-	15 6												
	Uranium Sold 000 lbs			312 9	605 9	690 9	822.5	956 0	913 3	978 2	1,035 3	1,057 4	1,054 7	1,127 4	1,083 2	1,041 9
	U3O8 price $/lb	-	-	80 00	60 00	70 00	60 00	50 00	50 00	50 00	50 00	50 00	50 00	50 00	50 00	50 00
	Refining Cost															
	U3O8 Revenue $000 000		-	26 26	48 48	48 36	49 35	47 80	45 67	48 91	51 76	52 87	52.74	56 37	54 16	52 10
	Gross Revenue $ 000,000	-	-	102.38	242 98	324 75	349 16	300 95	233 05	238 14	259 34	315 65	315 34	311 42	306 56	302 02
	$/tonne			168 91	165 80	161 04	157 17	136 83	132 03	129 11	129 71	133 94	133 97	128 11	128 59	129 06
OPERATING COS	Total R 000 000			522.7	918 2	1112 0	1188 5	1193 9	961 9	993 8	1158 1	1214 5	1211 0	1233 8	1210 1	1193 3
	Total $ 000,000			67 9	119 2	144 4	154 4	155 0	124 9	129 1	150 4	157 7	157 3	160 2	157 2	155 0
	FX R $US			7 70	7 70	7 70	7 70	7 70	7 70	7 70	7 70	7 70	7 70	7 70	7 70	7 70
	Total $/tonne			112 00	81 37	71 61	69 48	70 50	70 77	69 97	75 23	66 92	66 82	65 92	65 92	66 22
	R/tonne			862	627	551	535	543	545	539	579	515	515	508	508	510
	Rehabilitation Provision $ '000 000			0 08	0 06	0 08	0 08	0 08	0 08	0 08	0 08	0 08	0 08	0 08	0 08	0 81
	Corporate & Overhead $ '000 000			5 19	2 10	2 25	2 30	2 30	2.18	2 21	2 32	2 34	2 34	2 36	2 34	2 33
	Operating Cash Flow $ '000 000			29 23	121 6	178 0	192 4	143 5	105 9	106 8	108 5	155 5	155 7	148 7	147 0	143 9
CAPITAL COSTS	Project Capital $ '000 000			68 70	20 78	11 40	18 35	14 38	15 38	4 42	8 16	5 28	4 54	4 54	4 07	3 46
	Shaft Infrastructure Purchase $ '000 000															
	Debt to Simmers $ '000 000															
	$ '000,000															
	Sustaing Capital $ '000 000			-	-	0 30	0 30	0 50	0 70	0 20	8 10	8 10	0 30	0 70	0 30	0 70
	Total $ '000,000	-		68 70	20 78	11 70	18 65	14 88	16 08	4 62	16 26	11 38	4 84	5 24	4 37	4 16
			691 297,121	522.320 17	110 000 85	87,973 45	134 229 63	110.696 40	118 394 79	39,025 34	62,634 46	40,682 63	34 962 30	34,962 30	31 364 24	26.831 66
			100 000,000													
			791 297.121													
				67 83	14 29	11 43	17 43	14 38	15 38	5 07	8 18	5 28	4 54	4 54	4 07	3 46
				-0 87	-6 49	-0 27	-1 22	-0 50	-0 70	0 45	-8 10	-6 10	-0 30	-0 70	-0 30	-0 70
				-1%	-45%	-2%	-7%	-3%	-5%	9%	-99%	-115%	-7%	-15%	-7%	-20%

TABLE 18-10 AFTER-TAX CASH FLOW PROJECTION

First Uranium Corporation - Ezulwini Project

Year ends in March

					Mar-09	Mar-10	Mar-11	Mar-12	Mar-13	Mar-14	Mar-15	Mar-16	Mar-17	Mar-18	Mar-19	Mar-20	Mar-21
Taxation	Unredeemed Capex	$ '000,000	-	31 63	124 49	176 41	93 28	-	-	-	-	-	-	-	-	-	-
	Total Capex Allow - Tax	$ '000 000	20 63	34 79	205 64	214 83	114 31	18 65	14 88	16 08	4 62	16 26	11 38	4 84	5 24	4 37	4 16
	Unredeemed Capex - Tax	$ '000,000	31 63	124 49	176 41	93 28	-	-	-	-	-	-	-	-	-	-	-
	Capex Redeemed - Tax	$ '000 000		-	29 23	121 55	114 31	18 65	14 88	16 08	4 62	16 26	11 38	4 84	5 24	4 37	4 16
	Profit Subject to Tax	$ '000,000	-	-	-	-	63 69	173 77	128 64	89 80	102.17	90 27	144 13	150 81	143 51	142 81	139 74
	Tax Percentage	%	29%	0 29	29%	29%	29%	29%	29%	29%	29%	29%	29%	29%	29%	29%	29%
	Tax Payment	$ '000,000	-	-	-	-	18 47	50 39	37 31	28 04	29 63	26 18	41 80	43 74	41 62	41 38	40 52
	Operating Profit After Tax	$ '000,000			29 23	121 55	159 53	142 03	106 21	79 83	77 16	80 35	113 72	111 92	107.13	105 63	103 37
					Mar-09	Mar-10	Mar-11	Mar-12	Mar-13	Mar-14	Mar-15	Mar-16	Mar-17	Mar-18	Mar-19	Mar-20	Mar-21
CASH FLOW	State Royalty	$ '000 000	-	-		-	2 79	7 68	4 91	3 28	3 67	2 97	5 68	5 96	5 48	5 47	5 33
	State Royalty U	0%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Net Cash Flow	$ '000,000		-	(39 47)	100 77	145 04	115 72	86 43	60 49	68 87	61.13	96 65	101.12	96 41	95 78	93 89
	Cumulative	$ '000,000		-	(39 47)	61 30	206 34	322 06	408 48	468 98	537 85	598 98	695 63	796 75	893 16	988 94	1,082 83
	Total Cash Cost $/oz				616 0	496 8	424 3	417 8	465 9	508 4	519 9	551 4	456 5	455 6	477.8	473 6	474 0
	Uranium credit $/oz				(293 1)	(199 1)	(139 8)	(131 5)	(141 5)	(182 5)	(193 6)	(186 8)	(150 7)	(150 4)	(165 6)	(160 8)	(156 2)
	Capital/Royalty Cost $/oz				768 3	85 4	41 9	70 1	58 5	77 3	32 8	69 4	48 6	30 8	31 5	29 2	28 4
	Total Production Cost $/oz				1,289 1	385 0	326 4	356 4	383 0	403 1	359 1	434 0	354 5	335 9	343 7	342 1	346 2
	IRR		278%														
	NPV	5%	$895														
		6%	$818														
		7%	$750														
		8%	$690														
		9%	$636														
		10%	$587														

SENSITIVITY ANALYSIS

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities:

- Metal prices, metallurgical recovery, and head grade (gold and uranium)
- Exchange rate
- Operating costs (Total Cash Cost)
- Pre-production capital costs

IRR sensitivity over the base case has been calculated for -20% to +20% variations., The revenue for each metal is proportional to the product of price times head grade times metallurgical recovery. Therefore, the sensitivity is shown as a single item where the change in the variable is the sum of the changes to the price, metallurgical recovery, and head grade. The sensitivities for the base case are shown in Table 18-11 and Figure 18-2.

TABLE 18-11 BASE CASE SENSITIVITY ANALYSIS
First Uranium Corporation - Ezulwini Project

Sensitivity to Gold Price/Grade/Recovery

Gold Price ($/oz)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
607.91	942	573	524	479	440	404	373
645.95	1,072	654	598	547	503	463	427
684.00	1,202	734	671	615	565	520	480
760.10	**1,461**	**895**	**818**	**750**	**690**	**636**	**587**
836.20	1,718	1,054	964	884	813	750	693
874.25	1,846	1,133	1,037	951	875	807	746
912.30	1,974	1,213	1,110	1,018	937	864	798

Sensitivity to Operating Cost

Oper Cost ($/tonne)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
55.2	1,769	1,086	993	911	838	772	714
58.6	1,693	1,038	950	871	801	739	682
62.1	1,616	991	906	831	764	704	651
69.0	1,461	895	818	750	**690**	636	587
75.9	1,303	798	729	668	614	566	522
79.3	1,224	748	684	627	576	531	490
82.8	1,144	699	639	585	538	495	457

Sensitivity to Capital Cost

Cap Cost ($ million)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
170	1,488	916	839	770	708	654	604
181	1,481	911	834	765	704	649	600
192	1,474	905	828	760	699	645	596
213	1,461	895	818	750	**690**	636	587
234	1,447	884	808	740	680	626	578
245	1,440	879	803	736	676	622	574
256	1,433	873	798	731	671	617	570

Sensitivity to Uranium Price/Grade/Recovery

U_3O_8 Price ($/lb)	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
42.48	1,349	826	755	692	636	586	541
45.13	1,377	843	771	707	649	598	553
47.79	1,405	860	787	721	663	611	564
53.09	1,461	895	818	750	**690**	636	587
58.40	1,516	929	850	779	716	660	610
61.06	1,544	947	866	794	730	673	621
63.71	1,572	964	881	808	743	685	633

Sensitivity to Currency Exchange Rate

Exchange R:US$	NPV @ 0% ($ million)	NPV @ 5% ($ million)	NPV @ 6% ($ million)	NPV @ 7% ($ million)	NPV @ 8% ($ million)	NPV @ 9% ($ million)	NPV @10% ($ million)
6.16	1,026	620	565	517	473	435	400
6.55	1,154	702	640	586	538	494	456
6.93	1,268	773	707	647	594	547	505
7.70	1,461	895	818	750	**690**	636	587
8.47	1,616	993	908	834	767	707	654
8.86	1,683	1,035	947	869	800	738	682
9.24	1,744	1,074	983	902	830	766	709

FIGURE 18-2 SENSITIVITY ANALYSIS


$1,000
$900
$800
$700
$600
$500
$400
$300
NPV @ 8% (millions)
0.8
0.9
1.0
1.1
1.2
Factor of Change
Gold Price
Operating Cost
Capital Cost
Uranium Price
Exchange Rate

19 INTERPRETATION AND CONCLUSIONS

Based on the Ezulwini site visit and review of the available data, Scott Wilson RPA offers the following interpretation and conclusions.

- The mineral resources, as presented, are estimated consistent with CIM guidelines.
- Mineral resources that are not mineral reserves do not have demonstrated economic viability.
- There is good potential to upgrade the inferred mineral resources to measured and indicated resources with underground development.
- There is good exploration potential at depth in reefs that have not yet been exploited.
- Based upon the planning work to date and the assumptions in this initial economic assessment, the Ezulwini mine has the potential to be reopened and to become a producing gold and uranium operation.
- For the base case and considering the Project on a stand-alone basis and based upon LOM capital costs of $213 million, operating costs of $70.31 per tonne and metal prices averaging $760.10/oz for gold and $53.09/lb for uranium concentrates, the Project has an IRR of 278% and an NPV at 8% of $690 million. The Project would generate some 5.2 million ounces of gold and 16 million pounds of uranium (U_3O_8) in concentrates over a 17 year period.
- In the base case the Total Cash Cost is $317 per ounce of gold including a credit of $165 per ounce for U_3O_8 revenue. The mine life capital and royalty unit cost is $55 per ounce, for a Total Production Cost of $372 per ounce of gold. Average annual gold production during operations is 306,000 ounces per year and the average U_3O_8 production is 952,000 pounds per year.
- The Project economics are most sensitive to gold price, head grade, and metallurgical recovery, followed by exchange rates, operating costs, uranium price and capital costs.
- The planned production includes material from the measured and indicated resources, as well as inferred resources. There is no assurance that inferred resources will be upgraded to become measured and indicated resources or mineral reserves. The initial economic assessment only utilizes approximately 14% of the inferred mineral resource, therefore, there is potential for further production beyond that used in this assessment.

- An alternative case using consensus economic assumptions (for metal prices and exchange rates) prepared for First Uranium was also considered. On a stand-alone basis and based upon LOM capital costs of $220 million, operating costs of $71.82 per tonne and metal prices averaging $739.38/oz for gold and $55.02/lb for uranium concentrates, the Project has an IRR of 336% and an NPV at 8% of $667 million. The Project would generate some 5.2 million ounces of gold and 16 million pounds of uranium (U_3O_8) in concentrates over a 17 year period.

- In the alternative case with First Uranium's consensus assumptions, the Total Cash Cost is $321 per ounce of gold including a credit of $171 per ounce for U_3O_8 revenue. The mine life capital and royalty unit cost is $55 per ounce, for a Total Production Cost of $376 per ounce of gold. Average annual gold production during operations is 306,000 ounces per year and the average U_3O_8 production is 952,000 pounds per year.

- The mine is located in a major historic gold and uranium production area and has a history of past gold and uranium production. The mine is located immediately adjacent to the South Deep Mine and the mines in this area have tremendous lateral extent along the reefs.

- There is the potential to expand the mine output through the potential utilization of the underutilized shafts in adjacent mines. There are also underutilized concentrators in the vicinity of the Ezulwini Mine.

- The fluctuations in the uranium price have prompted design changes to maximize the flexibility in the production planning to increase or decrease production from the Middle Elsburg, and to decrease or increase production from the Upper Elsburg, and thereby maximize the return depending upon the prices of gold and uranium.

- Further improvements to the Project economics may be realized through the sale of mine water to a local utility and the resultant reduction in mine pumping costs.

20 RECOMMENDATIONS

Scott Wilson RPA recommends that the Project development activities continue and that more detailed planning for the development of the Ezulwini Mine be completed. The refinement of estimates to prefeasibility study level and the upgrading of inferred resources are recommended so that a mineral reserve can be stated.

Scott Wilson RPA recommends that First Uranium continue the exploration program with the objective of upgrading additional resources beyond the planned project to evaluate the potential for further expansion.

The following items are recommended for consideration as part of a prefeasibility study of the Project.

- Compile underground sample data, diamond drilling data, and update geological model and mineral resource estimate.
- Review and update, if necessary, the mine production schedule based upon the revised resource estimates in the shaft pillar area.
- Continue the rehabilitation of the Upper Elsburg section of the Ezulwini Mine to facilitate further exploration and the conversion of inferred resources to measured and/or indicated mineral resources.
- Continue the rehabilitation of the Middle Elsburg section of the Ezulwini Mine to facilitate further verification of the database in that area and with the objective of converting inferred resources to measured and/or indicated resources.
- Reconcile historic gold and uranium production to that predicted by diamond drilling and channel sampling.
- Continue the construction of the gold and uranium processing plants.
- Proceed with the selection and procurement of alternative energy sources for the Project to supplement the supply from Eskom, the national power supply company.
- Carry out more detailed work and explanation of the planned uranium recovery rate either through metallurgical testing or more detailed review of past production records.

- Prepare separate production schedules, with the measured plus indicated resources carried in a separate schedule, and a further economic analysis with the inferred resources added as well.

- Re-examine the Project schedule and provide more detail to ensure that critical items are not missed.

- Provide a clear trail of the changes and factors from the resource estimate through to the Life of Mine plan for all areas including a discussion of the unpay factors and/or pillars that will be required at depth.

- Review the rock mechanics and seismic risk factors associated with the Middle Elsburg deposit to ensure that the mine plan is consistent with the rock mechanics design criteria.

- Review the mine production schedule with regard to the mine production profile to reduce dips in the output over time.

- Ensure that a detailed assessment of the planned production areas has been undertaken to provide evidence to support the assumption that future mine production will be similar to past production.

- Pursue the possible sale of water to a local utility to reduce the mine operating costs.

The cost of this recommended work is included in the cost estimates within the Preliminary Assessment in this report.

For further exploration beyond the current planned mining area, Scott Wilson RPA recommends that First Uranium continue with the surface exploration program currently underway.

21 REFERENCES

Allen I, Uranium Plant Predicted Treatment Cost at 50 kT and 100 kT per Month

Binns, V (2006): Uranium – A Longer Half Life, Merrill Lynch

DECTI Rating Agency, (2006); Confirmation of Accreditation, Ezulwini Mining Company (PTY) Ltd

Department of Minerals & Energy, May 12, 2006: Acceptance of Application

Department of Minerals & Energy, May 29, 2006: Grant of Application for Mineral Rights

Ezulwini (Pty) Limited, Application for a Nuclear Authorisation

Ferrara, D., (2006); Final Resource Model for the North Shaft, prepared by Lower Quartile Solutions for Simmer and Jack

Off-Take Agreement between Nuclear Fuels Corporation of South Africa (Proprietary) Limited and First Uranium Corporation, October 12, 2007, Agreement Reference 42215/WWW/005.

Fisher J. et al (2006): Interim Report of the Buffelsfontein Slimes Dam Project, prepared by First Uranium South Africa.

Fisher J. (2005): Resource Classification NW Tailings Dams, a memorandum prepared for Gordon Miller, CEO, Simmer & Jack Mines Limited.

Frimmel H. E. & Minter W. E. L. (2002): Recent Developments Concerning the Geological History and Genesis of the Witwatersrand Gold Deposits, South Africa, in Society of Economic Geologists, Special Publication 9, 2002, p 17-45.

Goldfields Annual Report 2007.

Harmony Gold Mines, December 2002; Addendum to Randfontein Estates Approved EMPR, Randfontein Operations No 4 Shaft Section, Environmental Management Programme Report

Harmony Gold Mining Company Limited Annual Report, 2006.

Johan Fourie & Associates, August 1, 2006: Strategic Plan for the Middle Elsburg Mine Production at 100 Kilotons per month Capacity; Environment Engineering Considerations

Johan Fourie & Associates; Detailed Environment Management program – Appendix to Main Document Emphasis on Actions Required During Span of Life of the Mine for Ezulwini Joint Venture Mine

Johan Fourie & Associates; Environment Management Program Emphasis on Financial Issues for Ezulwini Joint Venture Mine

Johan Fourie & Associates, June 1, 2006: Ezulwini (Pty) Limited Water Licence Application

K'Enyuka, July 2006: RSV Project 502/002, 100,000 tpm Uranium Plant, Control Budget Estimate for Simmer and Jack

King Heather (2008): Geological Modelling and Mineral Resource Estimation for The E9EC and UE1A Reefs – Middle Elsburgs, prepared for First Uranium (RSA) (Pty) Ltd., April 15, 2008.

Koelmans R. G. & McKnight C. (2006): Simmer and Jack Mines Limited, Ezulwini Mine Project, Technical Report prepared for Simmer & Jack Mines Limited by Read, Swatman & Voigt (Pty) Ltd.

Loo J. P. & Maharaj L. (2006): Laboratory Gold and Uranium Flotation Scoping Studies on Gold Slimes Dams Material, prepared for Simmer & Jack Mines Limited by Mintek.

McKnight C. et al (2006): Ezulwini Gold Project, Upper Elsburg Reefs Within the Shaft Pillar, Mineral Resource Evaluation, prepared by Horizon Blue Resources for Simmer & Jack Mines Limited.

McKnight C. et al (2007): Ezulwini Gold Project, Upper Elsburg Reefs Within the Shaft Pillar, Mineral Resource Evaluation Comparison, prepared by Horizon Blue Resources for Simmer & Jack (PTY) Ltd.

MDM Engineering Ltd, (2007); Ezulwini Gold Project - Control Budget Estimate Document – Process Plant and Associated Infrastructure

MDM Engineering Ltd, (2007); Ezulwini Uranium Project - Control Budget Estimate Document – Process Plant and Associated Infrastructure

Morgan Stanley (2005): Metals & Mining – Global Insights, p16-19

Read, Swatman & Voigt (Pty) Ltd.; (2007); Buffelsfontein and Ezulwini Uranium Options Study Process Selection

Richardson, P. & Crane, J. (2006): Initiating Uranium Coverage: Bullish Long Term Prospects, Deutche Bank

Simmer and Jack Mines Limited (October 9, 2006): Consensus Equity Research Commodity and Exchange Rate Survey

Simmer & Jack Mines Limited (May 1, 2005): Application for a Mining Right in Terms of Section 22 of MPRD Act No 28 of 2002

Simmer and Jack Mines Limited (March 1, 2005): Social and Labour Plan

SRK Consulting (2008): Ezulwini Resource Estimate – Review, prepared for First Uranium (RSA) (Pty) Ltd., March, 2008.

Symonds, M., (May 2005): Simmer and Jack 100,000 tpm Uranium Plant Scaling Exercise

Toll Treatment Agreement between Nuclear Fuels Corporation of South Africa (Proprietary) Limited and First Uranium Corporation, September 3, 2007, Agreement Reference 42215/WWW/003.

Tucker R. F. & Viljoen R. P. (1986): The Geology of the West Rand Goldfield, with Special Reference to the Southern Limb, in Mineral Deposits of Southern Africa, Vols I&II, Geological Society of South Africa, Johannesburg, p 649-688.

Uren, J., October 2005, Social and Labour Plan: Ezulwini Mine

Valenta M., (2007); Evaluation of Buffelsfontein and Ezulwini Uranium Options Study, Process

Valliant W. W. and Bergen R. D. (2007): Technical Report, Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa, Scott Wilson Roscoe Postle Associates Inc., Originally submitted November 8, 2006, Revised December 5, 2006, Revised May 9, 2007.

Van Heerden D. & Odendaal N. J. (2006): Buffelsfontein Gold Mine, Northwest Province, South Africa, An Independent Audit of the Mineral Reserves, prepared for Simmer & Jack Mines Limited by Minxcon.

Van Heerden D., Martens F., & Odendaal J. (2006): Ezulwini Operation, Gauteng Province, South Africa, Review of the Mineral Resource and Mineral Reserve Classification Process at the Ezulwini Project, Middle and Upper Elsburg Section (Gold & Uranium), prepared by Minxcon for Simmer & Jack Mines Limited.

Western Areas Gold Mining Company Limited Annual Reports for 1980, 1981, 1986, 1989, 1991, 1992, 1993, 1995, 2005

Off take agreement

22 SIGNATURE PAGE

This report titled "Technical Report Preliminary Assessment on the Ezulwini Project, Gauteng Province, Republic of South Africa" prepared for First Uranium Corporation and dated June 5, 2008, was prepared and signed by the following authors:

(Signed & Sealed)

Dated at Toronto, Ontario
June 5, 2008

Wayne W. Valliant, P.Geo.
Consulting Geologist

((Signed & Sealed)

Dated at Toronto, Ontario
June 5, 2008

R. Dennis Bergen, P.Eng.
Consulting Mining Engineer

23 CERTIFICATE OF QUALIFICATIONS

WAYNE W. VALLIANT

I, Wayne W. Valliant, P.Geo., as an author of this report entitled "Technical Report Preliminary Assessment of The Ezulwini Project, Gauteng Province, Republic of South Africa", prepared for First Uranium Corporation and dated June 5, 2008, do hereby certify that:

1. I am a Principal Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2. I am a graduate of Carleton University, Ottawa, Ontario, Canada in 1973 with a Bachelor of Science degree in Geology.

3. I am registered as a Professional Geologist with the Association of Professional Geoscientists of Ontario (Reg.# 1175). I have worked as a geologist for a total of 34 years since my graduation. My relevant experience for the purpose of the Technical Report is:
    - Review and report as a consultant on more than thirty mining operations and projects around the world for due diligence and resource/reserve estimation
    - General Manager of Technical Services for corporation with gold mining operations and mine development projects in Canada and Latin America
    - Superintendent of Technical Services at three mines in Canada and Mexico
    - Chief Geologist at three Canadian mines, including two gold mines

4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I visited the Ezulwini Project on August 22-25, 2006, February 20-22, 2007, and on April 7-11, 2008.

6. I am responsible for Items 7 to 15 and 17 and contributed to Items 1, 2, 19, and 20 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 5th day of June, 2008

(Signed & Sealed)

Wayne W. Valliant, P. Geo.

R. DENNIS BERGEN

I, Raymond Dennis Bergen, P.Eng., as an author of this report entitled "Technical Report Preliminary Assessment of The Ezulwini Project, Gauteng Province, Republic of South Africa", prepared for First Uranium Corporation and dated June 5, 2008, do hereby certify that:

1. I am an Associate Engineer engaged by Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2. I am a graduate of the University of British Columbia, Vancouver, B.C., Canada in 1979 with a Bachelor of Applied Science degree in Mineral Engineering. I am a graduate of the British Columbia Institute Technology in Burnaby, B.C. Canada in 1972 with a Diploma in Mining Technology.

3. I am registered as a Professional Engineer in the Province of British Columbia (Reg.# 16064) and as a Licensee with the Association of professional Engineers, Geologists and Geophysicists of the Northwest Territories (License L1660). I have worked as an engineer for a total of 26 years since my graduation. My relevant experience for the purpose of the Technical Report is:

    - Practice as a mining engineer, production superintendent, mine manager, Vice President of Operations and a consultant in the design, operation and review of mining operations.
    - Review and report, as an employee and as a consultant, on numerous mining operations and projects around the world for due diligence and operational review related to project acquisition and technical report preparation, including:
        - Engineering and operating superintendent at the Con gold mine, a deep underground gold mine, Yellowknife, NWT, Canada
        - Contribute to the Independent Report on the Reopening of the Cantung Mine at Tungsten, NWT, Canada
        - General Manager in Charge of the Reopening of the Cantung Mine, NWT, Canada
        - Detailed diligence review of the ERG Tailings Recovery Project, Ontario, Canada
        - VP Operations in charge of the restart of the Golden Bear Mine, BC, Canada
    - Mining engineer in underground gold and base metal mines.
    - Consulting engineer working on project acquisition and project design.
    - Mine Manager at three different mines with open pit and underground operations
    - Vice President of Operations responsible for an operating gold mine, development of a feasibility study for a project in Costa Rica and project review and evaluation related to project acquisition for numerous projects around the world including the successful acquisition of mines in Mexico and Australia and an interest in a mine in Argentina.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a

professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I visited the Ezulwini Project on August 22-25, 2006 and on April 7-11, 2008.

6. I am responsible for Items 3 to 6, 16, and 18 and contributed to Items 1, 2, 19, and 20 of the Technical Report.

7. I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 5th day of June, 2008

(Signed & Sealed)

Raymond Dennis Bergen, P.Eng.

SHARE FOR SHARE EXCHANGE AGREEMENT RELATING TO THE TRANSFER OF SHARES IN FIRST URANIUM SOUTH AFRICA (PROPRIETARY) LIMITED

between :

SIMMER & JACK MINES LIMITED

and

FIRST URANIUM LIMITED
(Formerly Dalegreen Limited)

ROUTLEDGE MODISE MOSS MORRIS

TABLE OF CONTENTS

[redacted]

AGREEMENT

1. **PARTIES**

1.1. The parties to this agreement are -

1.1.1. Simmer and Jack Mines Limited; and

1.1.2. First Uranium Limited (formerly Dalegreen Limited).

1.2. The parties agree as set out below.

2. **INTERPRETATION**

2.1. In this agreement, unless clearly inconsistent with or otherwise indicated by the context –

2.1.1. "the/this agreement" means the agreement set out in this document and the appendices hereto;

2.1.2. "business day" means any day other than a Saturday, Sunday or official public holiday in the Republic of South Africa;

2.1.3. "the closing date" means 20 December 2006;

2.1.4. "the company" means First Uranium (Proprietary) Limited (Registration Number 2005/033680/07), a company duly registered according to the company laws of the Republic of South Africa;

[redacted]

2.1.5. "the Companies Act" means the Companies Act, 1973 (as amended);

2.1.6. "the date of signature" means the date of signature of this agreement by the last party signing;

2.1.7. "the documents of title" means collectively -

2.1.7.1. the share certificates in respect of the shares together with share transfer forms in respect thereof duly completed and signed by the registered holder/s or its/their duly authorised representative/s in accordance with the Company's Act and the memorandum and articles of association of the company on the closing date ;

2.1.7.2. a certified copy of a resolution of the directors of the company, passed in accordance with the articles of association of the company approving the transfer of the shares into the name of the transferee –

2.1.7.3. all other books, documents and records of the company which is in the transferor's possession;

2.1.8. "the effective date" means the date of signature;

2.1.9. "FUL shares" means 1196 (one thousand one hundred and ninety six) Class A shares in the authorised share capital of the transferee;

2.1.10. "the transferee" means First Uranium Limited (formerly Dalegreen Limited), a corporation duly registered under the laws of Cyprus;

[redacted]

2.1.11. "<u>the consideration</u>" means the value of the transfer shares referred to in 5;

2.1.12. "<u>the transfershares</u>" means 1 200 (one thousand two hundred) ordinary shares in the share capital of the company constituting 80% (eighty per centum) of the issued share capital of the company transferred by the transferor to the transferee in terms of this agreement;

2.1.13. "<u>the transferor</u>" means Simmer and Jack Mines Limited (Registration Number 1924/007778/06), a company duly registered and incorporated according to the company laws of the Republic of South Africa;

2.1.14. any reference to the singular includes the plural and vice versa;

2.1.15. any reference to natural persons includes legal persons and vice versa; and

2.1.16. any reference to a gender includes the other genders.

2.2. Should any provision in a definition be a substantive provision conferring rights or imposing obligations on any party, then effect shall be given to that provision as if it were a substantive provision in the body of this agreement.

2.3. Any reference to an enactment, regulation, rule or by-law is that enactment, regulation, rule or by-law as at the date of signature, and as amended or replaced from time to time.

2.4. Where any number of days is prescribed, such number shall exclude the first and include the last day, unless the last day falls on a Saturday, Sunday or

[redacted]

public holiday in the Republic of South Africa, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday.

2.5. The use of the word "including" followed by a specific example/s shall not be construed as limiting the meaning of the general wording succeeding it and the *eiusdem generis* rule shall not be applied in the interpretation of such general wording or such specific example/s.

2.6. The expiration or termination of this agreement shall not affect those provisions of this agreement which expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding the fact that the clauses themselves do not expressly provide this.

2.7. In its interpretation, the *contra proferentem* rule of construction shall not apply (this agreement being the product of negotiations between the parties) nor shall this agreement be construed in favour of or against any party by reason of the extent to which any party or its professional advisors participated in the preparation of this agreement.

2.8. Recordals shall be binding on the parties and are not merely for information purposes.

2.9. All amounts payable in terms of this agreement are exclusive of VAT unless otherwise indicated.

2.10. The clause headings in this agreement have been inserted for convenience only and shall not be taken into account in its interpretation.

2.11. Words and expressions defined in any sub-clause shall, for the purposes of the clause of which that sub-clause forms part, bear the meaning assigned to such words and expressions in that sub-clause.

[redacted]

2.12. This agreement shall be governed by and construed and interpreted in accordance with the laws of the Republic of South Africa.

3. **RECORDAL**

3.1. The transferor wishes to organise its current direct holdings in the company though a share for share exchange of these holdings with shares in the transferee. In the context of the reorganization the transferee will own the holdings in the company. At the final stage of the reorganization First Uranium Corporation will hold 100% (one hundred percent) of the shares in the transferee and the transferor will have exchanged its holdings with shares in First Uranium Corporation.

3.2. The transferor wishes to transfer to the transferee, and the transferee wishes to acquire the transfershares on the terms and conditions stipulated in this agreement.

4. **TRANSFER OF SHARES**

4.1. The transferor transfers to the transferee who acquires the transfershares with effect from the effective date on which date all risk in and benefit attaching to the transfershares shall pass to the transferee.

4.2. The transfer constitutes an indivisible transfer of the transfershares by the transferor.

5. **CONSIDERATION**

5.1. The consideration at which the transfer is to be effected is an amount as is detailed in the Resolution to be signed by the directors of the transferor authorising the transactions set out in this agreement.

[redacted]

5.2. The consideration given by the transferee to the transferor for the shares shall be effected on the closing date by the transferee issuing the FUL shares to the transferor.

6. CLOSING

6.1. At 15h30 South African time, on the closing date, representatives of the transferor and the transferee shall meet at the offices of the company ("the closing meeting")

6.2. At the closing meeting -

6.2.1. the transferor shall deliver the documents of title to representatives of the transferee;

6.2.2. the transferee shall deliver to representatives of the transferor the share certificates in respect of the FUL shares.

7. WARRANTIES

7.1. The transferor warrants that -

7.1.1. it is as at the date of signature the sole registered and beneficial owner of the shares and will be reflected in the register of members of the company as such;

7.1.2. as at the date of signature, the transferor has no claims against the company whether on loan account or otherwise;

7.1.3. the shares will, when delivered to the transferee, be free of any pledge, lien, hypothec, notarial bond or encumbrance whatever and

[redacted]

free of all other rights of retention or pre-emption and no person has an option to acquire the shares;

7.1.4. on the closing date against delivery of the documents in title by the transferor to the transferee, ownership of the shares will pass to the transferee and the transferee will become the sole beneficial and registered owner of the shares.

7.2. Save for the warranties provided by the transferor to the transferee in terms of this clause 7, the transferor gives and makes no warranties, representations or the like of whatsoever nature and howsoever arising and whether express or implied as regards the company and the shares and accordingly the shares are sold voetstoots.

7.3. The transferee warrants that :

7.3.1. on the closing date, the transferor will become the sole, registered and beneficial owner of the FUL shares and will be reflected in the register of members of the transferee as such;

7.3.2. the FUL shares will, when delivered to the transferor, be free of any pledge, lien, hypothec, notarial bond or encumbrance whatsoever and free of all other rights of retention or pre-emption and the transferor will become the owner of such FUL shares upon the issue thereof to the transferor.

7.4. The provisions of 7.2 shall *mutatis mutandis* apply in respect of the warranties provided by the transferee in terms of 7.3.

8. BREACH

Should any party ("the defaulting party") commit a breach of any of the provisions of this agreement, then the other party ("the aggrieved party") shall be obliged to give

the defaulting party 14 (fourteen) days' written notice or such longer period as may reasonably be required in the circumstances, to remedy the breach. If the defaulting party fails to comply with such notice, the aggrieved party shall be entitled to claim immediate payment and/or specific performance by the defaulting party of all the defaulting party's obligations whether or not the due date for payment and/or performance shall have arrived, in either event without prejudice to the aggrieved party's rights to claim damages. The aforegoing is without prejudice to such other rights as the aggrieved party may have at law; provided always that, notwithstanding anything to the contrary contained in this agreement, the aggrieved party shall not be entitled to cancel this agreement for any breach by the defaulting party unless such breach is a material breach going to the root of this agreement and is incapable of being remedied by payment in money, or if it is capable of being remedied by payment in money, the defaulting party fails to pay the amount concerned within 14 (fourteen) days after such amount has been finally determined.

9. **ARBITRATION**

9.1. Save as specifically provided to the contrary in this agreement, any disputes arising from or in connection with this agreement or the termination thereof shall, at the request of any party to the dispute, be finally resolved in accordance with the rules of the Arbitration Foundation of Southern Africa (or its successor in title) ("Foundation") by an arbitrator or arbitrators appointed by the Foundation.

9.2. Notwithstanding anything to the contrary contained in this 9, any party shall be entitled to apply for, and if successful, be granted, an interdict from any competent court having jurisdiction.

9.3. For the purposes of clause 9.2 and for the purposes of having any award made by the arbitrator/s being made an order of court, each of the parties hereby submits itself to the non-exclusive jurisdiction of Witwatersrand Local Division of the High Court of South Africa.

[redacted]

9.4. This clause 9 is severable from the rest of this agreement and shall remain in full force and effect notwithstanding the termination of this agreement.

10. **NOTICES AND DOMICILIUM**

10.1. The parties choose as their domicilium citandi et executandi their respective addresses set out in this clause for all purposes arising out of or in connection with this agreement at which addresses all the processes and notices arising out of or in connection with this agreement, its breach or termination may validly be served upon or delivered to the parties.

10.2. For the purpose of this agreement the parties' respective addresses shall be -

10.2.1. as regards the transferor at 5 Press Avenue, Selby, Johannesburg, 2025;

facsimile number (011) 837 0390;

Attention : The company secretary;

10.2.2. as regards the transferee at 3 Themistocles Dervis Street, CY-1066 Nicosia, Cyprus

facsimile number +357 226 73284

Attention : Stellios Panayides

or at such other address not being a post office box or poste restante, of which the party concerned may notify the others in writing.

10.3. Any notice given in terms of this agreement shall be in writing and shall -

[redacted]

10.3.1. if delivered by hand be deemed to have been duly received by the addressee on the closing date;

10.3.2. if posted by prepaid registered post be deemed to have been received by the addressee on the 8th (eighth) business day following the date of such posting;

10.3.3. if transmitted by facsimile be deemed to have been received by the addressee 1 (one) business day after despatch.

10.4. Notwithstanding anything to the contrary contained in this agreement, a written notice or communication actually received by one of the parties from another including by way of facsimile transmission shall be adequate written notice or communication to such party.

11. WHOLE AGREEMENT

This agreement constitutes the whole agreement between the parties as to the subject-matter hereof and no agreement, representations or warranties between the parties other than those set out herein are binding on the parties.

12. VARIATION

No addition to or variation, consensual cancellation or novation of this agreement and no waiver of any right arising from this agreement or its breach or termination shall be of any force or effect unless reduced to writing and signed by all the parties or their duly authorised representatives.

13. RELAXATION

No latitude, extension of time or other indulgence which may be given or allowed by any party to any other party in respect of the performance of any obligation hereunder

[redacted]

or enforcement of any right arising from this agreement and no single or partial exercise of any right by any party shall under any circumstances be construed to be an implied consent by such party or operate as a waiver or a novation of, or otherwise affect any of that party's rights in terms of or arising from this agreement or estop such party from enforcing, at any time and without notice, strict and punctual compliance with each and every provision or term hereof.

14. COSTS

Each party shall pay its own cost of negotiating, drafting, preparing and implementing this agreement and the appendices to it.

15. COUNTERPARTS

This agreement may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. The counterpart of this agreement in fax form shall be conclusive evidence of the original signature and shall be as effected in law as the counterpart in original form showing the original signatures.

SIGNED at Johannesburg on December 20, 2006

AS WITNESSES :

1. ______________________ For: SIMMER AND JACK MINES LIMITED

2. ______________________ ______________________
(Duly authorised)

[redacted]

SIGNED at Cyprus on December 20, 2006

AS WITNESSES :

1. ______________________ For: FIRST URANIUM LIMITED
(FORMERLY DALEGREEN LIMITED)

2. ______________________ ______________________
(Duly authorised)

[redacted]

RECEIVED
2008 OCT -8 P 12: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SHARE FOR SHARE EXCHANGE AGREEMENT RELATING TO THE TRANSFER OF SHARES IN FIRST URANIUM LIMITED

(FORMERLY DALEGREEN LIMITED)

between :

SIMMER & JACK MINES LIMITED

and

FIRST URANIUM CORPORATION

ROUTLEDGE
MODISE
MOSS
MORRIS

TABLE OF CONTENTS

[redacted]

AGREEMENT

1. PARTIES

1.1. The parties to this agreement are -

1.1.1. Simmer and Jack Mines Limited; and

1.1.2. First Uranium Corporation.

1.2. The parties agree as set out below.

2. INTERPRETATION

2.1. In this agreement, unless clearly inconsistent with or otherwise indicated by the context –

2.1.1. "the/this agreement" means the agreement set out in this document and the appendices hereto;

2.1.2. "business day" means any day other than a Saturday, Sunday or official public holiday in the Republic of South Africa;

2.1.3. "the closing date" means 20 December 2006;

[redacted]

2.1.4. "the company" means First Uranium Limited (formerly Dalegreen Limited), a corporation duly registered under the laws of Cyprus;

2.1.5. "the date of signature" means the date of signature of this agreement by the last party signing;

2.1.6. "the documents of title" means collectively -

2.1.6.1. the share certificates in respect of the shares together with share transfer forms in respect thereof duly completed and signed by the registered holder/s or its/their duly authorised representative/s in accordance with the Laws of Cyprus and the founding documents of the company on the closing date;

2.1.6.2. a certified copy of a resolution of the directors of the company, passed in accordance with the articles of association of the approving the transfer of the shares into the name of the transferee

2.1.6.3. all other books, documents and records of the company which is in the transferor possession;

2.1.7. "the effective date" means the date of signature;

2.1.8. "FUC shares" means 26 416 295 (twenty six million four hundred and sixteen thousand two hundred and ninety five) ordinary shares in the authorised share capital of the transferee;

[redacted]

2.1.9. "the transferee" means First Uranium Corporation (BC Corporate Number C0777384), a corporation continued under the Business Corporations Act of the Province of British Columbia, Canada;

2.1.10. "the consideration" means the consideration of the shares referred to in 5;

2.1.11. "the shares" means 1 196 (one thousand one hundred and ninety six) Class A shares in the issued share capital of the company transferred by the transferor to the transferee in terms of this agreement;

2.1.12. "the transferor" means Simmer and Jack Mines Limited (Registration Number 1924/007778/06), a company duly registered and incorporated according to the company laws of the Republic of South Africa;

2.1.13. any reference to the singular includes the plural and vice versa;

2.1.14. any reference to natural persons includes legal persons and vice versa; and

2.1.15. any reference to a gender includes the other genders.

2.2. Should any provision in a definition be a substantive provision conferring rights or imposing obligations on any party, then effect shall be given to that provision as if it were a substantive provision in the body of this agreement.

2.3. Any reference to an enactment, regulation, rule or by-law is that enactment, regulation, rule or by-law as at the date of signature, and as amended or replaced from time to time.

[redacted]

2.4. Where any number of days is prescribed, such number shall exclude the first and include the last day, unless the last day falls on a Saturday, Sunday or public holiday in the Republic of South Africa, Canada and Cyprus, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday.

2.5. The use of the word "including" followed by a specific example/s shall not be construed as limiting the meaning of the general wording succeeding it and the *eiusdem generis* rule shall not be applied in the interpretation of such general wording or such specific example/s.

2.6. The expiration or termination of this agreement shall not affect those provisions of this agreement which expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding the fact that the clauses themselves do not expressly provide this.

2.7. In its interpretation, the *contra proferentem* rule of construction shall not apply (this agreement being the product of negotiations between the parties) nor shall this agreement be construed in favour of or against any party by reason of the extent to which any party or its professional advisors participated in the preparation of this agreement.

2.8. Recordals shall be binding on the parties and are not merely for information purposes.

2.9. All amounts payable in terms of this agreement are exclusive of VAT unless otherwise indicated.

[redacted]

2.10. The clause headings in this agreement have been inserted for convenience only and shall not be taken into account in its interpretation.

2.11. Words and expressions defined in any sub-clause shall, for the purposes of the clause of which that sub-clause forms part, bear the meaning assigned to such words and expressions in that sub-clause.

2.12. This agreement shall be governed by and construed and interpreted in accordance with the laws of the Republic of South Africa;

3. RECORDAL

3.1. The transferor wishes to organise its current direct holdings in First Uranium (Proprietary) Limited through a share for share exchange of these holdings with shares in the company. In the context of this reorganisation the company will own the holdings in First Uranium (Proprietary) Limited. At the final stage of the reorganization the transferee will hold 100% (one hundred percent) of the shares in the company and the transferor will have exchanged its holdings with shares of the transferee.

3.2. The transferor wishes to transfer to the transferee, and the transferee wishes to acquire the shares on the terms and conditions stipulated in this agreement.

4. TRANSFER OF SHARES

4.1. The transferor transfers to the transferee which acquires the shares with effect from the effective date on which date all risk in and benefit attaching to the shares shall pass to the transferee.

[redacted]

4.2. The transfer constitutes an indivisible transfer of the shares by the transferor.

5. CONSIDERATION

5.1. The consideration at which the transfer is to be effected shall be the amount as stipulated in the Resolution to be signed by the Board of Directors of the transferor authorising the transaction set out in this agreement.

5.2. The consideration given by the transferee to the transferor for the shares shall be effected on the closing date by the transferee issuing the FUC shares to the transferor.

6. CLOSING

6.1. At 15H30 South African time, on the closing date, representatives of the transferor and the transferee shall meet at the offices of the transferor ("the closing meeting").

6.2. At the closing meeting -

6.2.1. the representatives of the transferor shall deliver the documents of title to the transferee;

6.2.2. the representatives of the transferee shall deliver to the representatives of the transferor the share certificates in respect of the FUC shares.

[redacted]

7. WARRANTIES

7.1. The transferor warrants that -

7.1.1. it is as at the date of signature the sole registered and beneficial owner of the shares and will be reflected in the register of members of the company as such;

7.1.2. as at the date of signature, the transferor has no claims against the company whether on loan account or otherwise;

7.1.3. the shares will, when delivered to the transferee, be free of any pledge, lien, hypothec, notarial bond or encumbrance whatever and free of all other rights of retention or pre-emption and no person has an option to acquire the shares;

7.1.4. on the closing date against delivery of the documents in title by the transferor to the transferee, ownership of the shares will pass to the transferee and the transferee will become the sole beneficial and registered owner of the shares.

7.2. Save for the warranties provided by the transferor to the transferee in terms of this clause 7, the transferor gives and makes no warranties, representations or the like of whatsoever nature and howsoever arising and whether express or implied as regards the company and the shares and accordingly the shares are sold voetstoots.

7.3. The transferee warrants that:

[redacted]

7.3.1. on the closing date, the transferor will become the sole, registered and beneficial owner of the FUC shares and will be reflected in the register of members of the transferee as such;

7.3.2. the FUC shares will, when delivered to the transferor, be free of any pledge, lien, hypothec, notarial bond or encumbrance whatsoever and free of all other rights of retention or pre-emption and the transferor will become the owner of such FUC shares upon the issue thereof to the transferor.

7.4. The provisions of 7.2 shall *mutatis mutandis* apply in respect of the warranties provided by the transferee in terms of 7.3.

8. BREACH

Should any party ("the defaulting party") commit a breach of any of the provisions of this agreement, then the other party ("the aggrieved party") shall be obliged to give the defaulting party 14 (fourteen) days' written notice or such longer period as may reasonably be required in the circumstances, to remedy the breach. If the defaulting party fails to comply with such notice, the aggrieved party shall be entitled to claim immediate payment and/or specific performance by the defaulting party of all the defaulting party's obligations whether or not the due date for payment and/or performance shall have arrived, in either event without prejudice to the aggrieved party's rights to claim damages. The aforegoing is without prejudice to such other rights as the aggrieved party may have at law; provided always that, notwithstanding anything to the contrary contained in this agreement, the aggrieved party shall not be entitled to cancel this agreement for any breach by the defaulting party unless such breach is a material breach going to the root of this agreement and is incapable of being remedied by payment in money, or if it is capable of being remedied by payment in money, the defaulting party fails to pay the amount concerned within 14 (fourteen) days after such amount has been finally determined.

[redacted]

9. ARBITRATION

9.1. Save as specifically provided to the contrary in this agreement, any disputes arising from or in connection with this agreement or the termination thereof shall, at the request of any party to the dispute, be finally resolved in accordance with the rules of the Arbitration Foundation of Southern Africa (or its successor in title) ("Foundation") by an arbitrator or arbitrators appointed by the Foundation.

9.2. Notwithstanding anything to the contrary contained in this 9, any party shall be entitled to apply for, and if successful, be granted, an interdict from any competent court having jurisdiction.

9.3. For the purposes of clause 9.2 and for the purposes of having any award made by the arbitrator/s being made an order of court, each of the parties hereby submits itself to the non-exclusive jurisdiction of Witwatersrand Local Division of the High Court of South Africa.

9.4. This clause 9 is severable from the rest of this agreement and shall remain in full force and effect notwithstanding the termination of this agreement.

10. NOTICES AND DOMICILIUM

10.1. The parties choose as their domicilium citandi et executandi their respective addresses set out in this clause for all purposes arising out of or in connection with this agreement at which addresses all the processes and notices arising out of or in connection with this agreement, its breach or termination may validly be served upon or delivered to the parties.

[redacted]

10.2. For the purpose of this agreement the parties' respective addresses shall be -

10.2.1. as regards the transferor at 5 Press Avenue, Selby, Johannesburg, 2025;

facsimile number (011) 837 0390;

Attention : The company secretary;

10.2.2. as regards the transferee at 2100 – 1075 West Georgia Street, Vancouver, BC V6E 3G2 Canada;

facsimile number +604 631 3232;

Attention : The company secretary,

or at such other address not being a post office box or poste restante, of which the party concerned may notify the others in writing.

10.3. Any notice given in terms of this agreement shall be in writing and shall -

10.3.1. if delivered by hand be deemed to have been duly received by the addressee on the closing date;

10.3.2. if posted by prepaid registered post be deemed to have been received by the addressee on the 8th (eighth) business day following the date of such posting;

[redacted]

10.3.3. if transmitted by facsimile be deemed to have been received by the addressee 1 (one) business day after despatch.

10.4. Notwithstanding anything to the contrary contained in this agreement, a written notice or communication actually received by one of the parties from another including by way of facsimile transmission shall be adequate written notice or communication to such party.

11. WHOLE AGREEMENT

This agreement constitutes the whole agreement between the parties as to the subject-matter hereof and no agreement, representations or warranties between the parties other than those set out herein are binding on the parties.

12. VARIATION

No addition to or variation, consensual cancellation or novation of this agreement and no waiver of any right arising from this agreement or its breach or termination shall be of any force or effect unless reduced to writing and signed by all the parties or their duly authorised representatives.

13. RELAXATION

No latitude, extension of time or other indulgence which may be given or allowed by any party to any other party in respect of the performance of any obligation hereunder or enforcement of any right arising from this agreement and no single or partial exercise of any right by any party shall under any circumstances be construed to be an implied consent by such party or operate as a waiver or a novation of, or otherwise affect any of that party's rights in terms of or arising from this agreement or estop

[redacted]

such party from enforcing, at any time and without notice, strict and punctual compliance with each and every provision or term hereof.

14. COSTS

Each party shall pay its own cost of negotiating, drafting, preparing and implementing this agreement and the appendices to it.

15. COUNTERPARTS

This agreement may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. The counterpart of this agreement in fax form shall be conclusive evidence of the original signature and shall be as effected in law as the counterpart in original form showing the original signatures.

SIGNED at Johannesburg on December 20, 2006

AS WITNESSES :

1. ______________________ For: SIMMER AND JACK MINES LIMITED

2. ______________________ ______________________

(Duly authorised)

[redacted]

SIGNED at Johannesburg on December 20, 2006

AS WITNESSES :

1. ______________________ For: FIRST URANIUM CORPORATION

2. ______________________ ______________________

(Duly authorised)

[redacted]

SHARE FOR SHARE EXCHANGE AGREEMENT

RELATING TO THE SALE OF SHARES IN FIRST URANIUM SOUTH AFRICA (PROPRIETARY) LIMITED

between :

FIRST URANIUM CORPORATION

and

FIRST URANIUM LIMITED
(FORMERLY DALEGREEN LIMITED)

ROUTLEDGE
MODISE
MOSS
MORRIS

TABLE OF CONTENTS

[redacted]

AGREEMENT

1. PARTIES

1.1. The parties to this agreement are -

1.1.1. First Uranium Corporation; and

1.1.2. First Uranium Limited (formerly Dalegreen Limited).

1.2. The parties agree as set out below.

2. INTERPRETATION

2.1. In this agreement, unless clearly inconsistent with or otherwise indicated by the context –

2.1.1. "the/this agreement" means the agreement set out in this document and the appendices hereto;

2.1.2. "business day" means any day other than a Saturday, Sunday or official public holiday in the Republic of South Africa;

2.1.3. "the closing date" means 20 December 2006;

2.1.4. "the company" means First Uranium (Proprietary) Limited (Registration Number 2005/033680/07), a company duly registered according to the company laws of the Republic of South Africa;

[redacted]

2.1.5. "the Companies Act" means the Companies Act, 1973 (as amended);

2.1.6. "the date of signature" means the date of signature of this agreement by the last party signing;

2.1.7. "the documents of title" means collectively -

2.1.7.1. the share certificates in respect of the shares together with share transfer forms in respect thereof duly completed and signed by the registered holder/s or its/their duly authorised representative/s in accordance with the Company's Act and the memorandum and articles of association of the company on the closing date;

2.1.7.2. a certified copy of a resolution of the directors of the company, passed in accordance with the articles of association of the company approving the transfer of the shares into the name of the transferee;

2.1.7.3. all other books, documents and records of the company which is in the transferor's possession;

2.1.8. "the effective date" means the date of signature;

2.1.9. "the FUL shares" means 300 (three hundred) Class A shares in the authorised share capital of the transferee;

2.1.10. "the transferee" means First Uranium Limited (formerly Dalegreen Limited), a corporation duly registered under the laws of Cyprus;

2.1.11. "the consideration" means the value of the shares referred to in 5;

[redacted]

2.1.12. "the shares" means 300 (three) ordinary shares in the share capital of the company constituting 20% (twenty per centum) of the issued share capital of the company transferred by the transferor to the transferee in terms of this agreement;

2.1.13. "the transferor" means First Uranium Corporation (BC Corporate Number C0777 384), a corporation duly continued under the Business Corporations Act of the Province of British Columbia, Canada;

2.1.14. any reference to the singular includes the plural and vice versa;

2.1.15. any reference to natural persons includes legal persons and vice versa; and

2.1.16. any reference to a gender includes the other genders.

2.2. Should any provision in a definition be a substantive provision conferring rights or imposing obligations on any party, then effect shall be given to that provision as if it were a substantive provision in the body of this agreement.

2.3. Any reference to an enactment, regulation, rule or by-law is that enactment, regulation, rule or by-law as at the date of signature, and as amended or replaced from time to time.

2.4. Where any number of days is prescribed, such number shall exclude the first and include the last day, unless the last day falls on a Saturday, Sunday or public holiday in Canada, South Africa and Cyprus, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday.

2.5. The use of the word "including" followed by a specific example/s shall not be construed as limiting the meaning of the general wording succeeding it and

[redacted]

the *eiusdem generis* rule shall not be applied in the interpretation of such general wording or such specific example/s.

2.6. The expiration or termination of this agreement shall not affect those provisions of this agreement which expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding the fact that the clauses themselves do not expressly provide this.

2.7. In its interpretation, the *contra proferentem* rule of construction shall not apply (this agreement being the product of negotiations between the parties) nor shall this agreement be construed in favour of or against any party by reason of the extent to which any party or its professional advisors participated in the preparation of this agreement.

2.8. Recordals shall be binding on the parties and are not merely for information purposes.

2.9. All amounts payable in terms of this agreement are exclusive of VAT unless otherwise indicated.

2.10. The clause headings in this agreement have been inserted for convenience only and shall not be taken into account in its interpretation.

2.11. Words and expressions defined in any sub-clause shall, for the purposes of the clause of which that sub-clause forms part, bear the meaning assigned to such words and expressions in that sub-clause.

2.12. This agreement shall be governed by and construed and interpreted in accordance with the laws of Canada.

[redacted]

3. RECORDAL

3.1. The transferor wishes to organise its current and direct holdings in the company through a share for share exchange of these holdings with shares in the transferee. In the context of this reorganisation the transferee will own the holdings in the company. At the final stage of the reorganisation the transferor will hold 100% (one hundred percent) of the shares in the transferee.

3.2. The transferor wishes to transfer to the transferee, and the transferee wishes to acquire the shares on the terms and conditions stipulated in this agreement.

4. TRANSFER OF SHARES

4.1. The transferor transfers the transferee which acquires the shares with effect from the effective date on which date all risk in and benefit attaching to the shares shall pass to the transferee.

4.2. The transfer constitutes an indivisible transfer of the shares by the transferor.

5. CONSIDERATION

5.1. The consideration at which the transfer is to be effected shall be as set out in the Resolution to be signed by the board of directors of the transferor authorising the transaction set out in this agreement.

5.2. The consideration given by the transferee to the transferor for the shares shall be effected on the closing date by the transferee issuing the FUL shares to the transferor.

[redacted]

6. CLOSING

6.1. At 15h30 South African time, on the closing date, representatives of the transferor and the transferee shall meet at the offices of the transferor ("the closing meeting").

6.2. At the closing meeting -

6.2.1. the representatives of the transferor shall deliver the documents of title to the transferee;

6.2.2. the representatives of the transferee shall deliver to the representatives of the transferor the share certificates in respect of the FUL shares.

7. WARRANTIES

7.1. The transferor warrants that -

7.1.1. it is as at the date of signature the sole registered and beneficial owner of the shares and will be reflected in the register of members of the company as such;

7.1.2. as at the date of signature, the transferor has no claims against the company whether on loan account or otherwise;

7.1.3. the shares will, when delivered to the transferee, be free of any pledge, lien, hypothec, notarial bond or encumbrance whatever and free of all other rights of retention or pre-emption and no person has an option to acquire the shares;

[redacted]

7.1.4. on the closing date against delivery of the documents in title by the transferor to the transferee, ownership of the shares will pass to the transferee and the transferee will become the sole beneficial and registered owner of the shares.

7.2. Save for the warranties provided by the transferor to the transferee in terms of this clause 7, the transferor gives and makes no warranties, representations or the like of whatsoever nature and howsoever arising and whether express or implied as regards the company and the shares and accordingly the shares are sold voetstoots.

7.3. The transferee warrants that :

7.3.1. on the closing date, the transferor will become the sole, registered and beneficial owner of the FUL shares and will be reflected in the register of members of the transferee as such;

7.3.2. the FUL shares will, when delivered to the transferor, be free of any pledge, lien, hypothec, notarial bond or encumbrance whatsoever and free of all other rights of retention or pre-emption and the transferor will become the owner of such FUL shares upon the issue thereof to the transferor.

7.4. The provisions of 7.2 shall *mutatis mutandis* apply in respect of the warranties provided by the transferee in terms of 7.3.

8. BREACH

Should any party ("the defaulting party") commit a breach of any of the provisions of this agreement, then the other party ("the aggrieved party") shall be obliged to give the defaulting party 14 (fourteen) days' written notice or such longer period as may reasonably be required in the circumstances, to remedy the breach. If the defaulting party fails to comply with such notice, the aggrieved party shall be entitled to claim

[redacted]

immediate payment and/or specific performance by the defaulting party of all the defaulting party's obligations whether or not the due date for payment and/or performance shall have arrived, in either event without prejudice to the aggrieved party's rights to claim damages. The aforegoing is without prejudice to such other rights as the aggrieved party may have at law; provided always that, notwithstanding anything to the contrary contained in this agreement, the aggrieved party shall not be entitled to cancel this agreement for any breach by the defaulting party unless such breach is a material breach going to the root of this agreement and is incapable of being remedied by payment in money, or if it is capable of being remedied by payment in money, the defaulting party fails to pay the amount concerned within 14 (fourteen) days after such amount has been finally determined.

9. **ARBITRATION**

Any dispute arising out of or in connection with this Agreement shall be resolved by arbitration in Toronto conducted in the English language by a single arbitrator pursuant to the rules of the London Court of International Arbitration ("LCIA"), save that unless the Participants agree otherwise :

9.1. the LCIA shall appoint the arbitrator;

9.2. the claimant shall serve its written claim within 14 (fourteen) days of the arbitrator's appointment. The defence shall be served within 28 (twenty-eight) days after that and the reply 14 (fourteen) days thereafter. Each shall attach any documents relied upon. The parties will be entitled to be represented by qualified legal practitioners. Neither party shall be required to give general discovery of documents, but may be required only to produce specific, identified documents that are directly relevant to the dispute;

9.3. the arbitration proceedings and the decision of the arbitrator shall be confidential, subject to applicable laws;

9.4. the costs of the arbitration shall be paid as determined by the arbitrator; and

[redacted]

9.5. the award made by the arbitrator shall be final and binding upon the parties, except in the case of manifest error.

10. NOTICES AND DOMICILIUM

10.1. The parties choose as their domicilium citandi et executandi their respective addresses set out in this clause for all purposes arising out of or in connection with this agreement at which addresses all the processes and notices arising out of or in connection with this agreement, its breach or termination may validly be served upon or delivered to the parties.

10.2. For the purpose of this agreement the parties' respective addresses shall be -

10.2.1. as regards the transferor at 2100 – 1075 West Georgia Street, Vancouver, BC V6E 3G2 Canada;

facsimile number +604 631 3232;

Attention : The Company Secretary

10.2.2. as regards the transferee at 3 Themistocles Dervis Street, CY-1066;

facsimile number +357 2267 3284;

Attention : Stellios Panayides,

or at such other address not being a post office box or poste restante, of which the party concerned may notify the others in writing.

10.3. Any notice given in terms of this agreement shall be in writing and shall -

[redacted]

10.3.1. if delivered by hand be deemed to have been duly received by the addressee on the closing date;

10.3.2. if posted by prepaid registered post be deemed to have been received by the addressee on the 8th (eighth) business day following the date of such posting;

10.3.3. if transmitted by facsimile be deemed to have been received by the addressee 1 (one) business day after despatch.

10.4. Notwithstanding anything to the contrary contained in this agreement, a written notice or communication actually received by one of the parties from another including by way of facsimile transmission shall be adequate written notice or communication to such party.

11. **WHOLE AGREEMENT**

This agreement constitutes the whole agreement between the parties as to the subject-matter hereof and no agreement, representations or warranties between the parties other than those set out herein are binding on the parties.

12. **VARIATION**

No addition to or variation, consensual cancellation or novation of this agreement and no waiver of any right arising from this agreement or its breach or termination shall be of any force or effect unless reduced to writing and signed by all the parties or their duly authorised representatives.

13. **RELAXATION**

No latitude, extension of time or other indulgence which may be given or allowed by any party to any other party in respect of the performance of any obligation hereunder

[redacted]

or enforcement of any right arising from this agreement and no single or partial exercise of any right by any party shall under any circumstances be construed to be an implied consent by such party or operate as a waiver or a novation of, or otherwise affect any of that party's rights in terms of or arising from this agreement or estop such party from enforcing, at any time and without notice, strict and punctual compliance with each and every provision or term hereof.

14. COSTS

Each party shall pay its own cost of negotiating, drafting, preparing and implementing this agreement and the appendices to it.

15. COUNTERPARTS

This agreement may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. The counterpart of this agreement in fax form shall be conclusive evidence of the original signature and shall be as effected in law as the counterpart in original form showing the original signatures.

SIGNED at Johannesburg on December 20, 2006

AS WITNESSES :

1. ______________________ For: FIRST URANIUM CORPORATION

2. ______________________ ______________________
(Duly authorised)

[redacted]

SIGNED at Cyprus on December 20, 2006

AS WITNESSES :

1. ______________________ For: FIRST URANIUM LIMITED
(FORMERLY DALEGREEN LIMITED)

2. ______________________ ______________________
(Duly authorised)

[redacted]

SHARE FOR SHARE EXCHANGE AGREEMENT RELATING TO THE TRANSFER OF SHARES IN EZULWINI MINING COMPANY (PROPRIETARY) LIMITED

between

SIMMER & JACK MINES LIMITED

and

FIRST URANIUM LIMITED
(FORMERLY DALEGREEN LIMITED)

R O U T L E D G E
M O D I S E
M O S S
M O R R I S

TABLE OF CONTENTS

[redacted]

AGREEMENT

1. PARTIES

1.1. The parties to this agreement are -

1.1.1. Simmer & Jack Mines Limited; and

1.1.2. First Uranium Limited (formerly Dalegreen Limited).

1.2. The parties agree as set out below.

2. INTERPRETATION

2.1. In this agreement, unless clearly inconsistent with or otherwise indicated by the context –

2.1.1. "the/this agreement" means the agreement set out in this document and the appendices hereto;

2.1.2. "business day" means any day other than a Saturday, Sunday or official public holiday in the Republic of South Africa;

2.1.3. "the closing date" means 20 December 2006

2.1.4. "the Companies Act" means the Companies Act, 1973 (as amended);

[redacted]

2.1.5. "the company" means Ezulwini Mining Company (Proprietary) Limited, (Registration Number 2004/028640/07), a company duly registered according to the company laws of the Republic of South Africa;

2.1.6. "the date of signature" means the date of signature of this agreement by the last party signing;

2.1.7. "the documents of title" means collectively -

2.1.7.1. the share certificates in respect of the shares together with share transfer forms in respect thereof duly completed and signed by the registered holder/s or its/their duly authorised representative/s in accordance with the Company's Act and the memorandum and articles of association of the company on the closing date;

2.1.7.2. a certified copy of a resolution of the directors of the company, passed in accordance with the articles of association of the company approving the transfer of the shares into the name of the transferee;

2.1.7.3. all other books, documents and records of the company which are in the transferor's possession;

2.1.8. "the effective date" means the date of signature;

2.1.9. "EUL shares" means 2 504 (two thousand five hundred and four) Class A shares in the authorised share capital of the transferee;

[redacted]

2.1.10. "the transferee" First Uranium Limited (formerly Dalegreen Limited), a corporation duly registered under the laws of Cyprus;

2.1.11. "the consideration" means the aggregate consideration of the shares referred to in 4;

2.1.12. "the shares" means 90 (ninety) ordinary shares in the issued share capital of the company constituting 90% (ninety per centum) of the entire issued share capital of the company, transferred by the transferor to the transferee in terms of this agreement;

2.1.13. "the transferor" means Simmer and Jack Mines Limited (Registration Number 1924/007778/06), a company duly registered and incorporated according to the company laws of the Republic of South Africa;

2.1.14. any reference to the singular includes the plural and vice versa;

2.1.15. any reference to natural persons includes legal persons and vice versa; and

2.1.16. any reference to a gender includes the other genders.

2.2. Should any provision in a definition be a substantive provision conferring rights or imposing obligations on any party, then effect shall be given to that provision as if it were a substantive provision in the body of this agreement.

2.3. Any reference to an enactment, regulation, rule or by-law is that enactment, regulation, rule or by-law as at the date of signature, and as amended or replaced from time to time.

[redacted]

2.4. Where any number of days is prescribed, such number shall exclude the first and include the last day, unless the last day falls on a Saturday, Sunday or public holiday in the Republic of South Africa, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday.

2.5. The use of the word "including" followed by a specific example/s shall not be construed as limiting the meaning of the general wording succeeding it and the *eiusdem generis* rule shall not be applied in the interpretation of such general wording or such specific example/s.

2.6. The expiration or termination of this agreement shall not affect those provisions of this agreement which expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding the fact that the clauses themselves do not expressly provide this.

2.7. In its interpretation, the *contra proferentem* rule of construction shall not apply (this agreement being the product of negotiations between the parties) nor shall this agreement be construed in favour of or against any party by reason of the extent to which any party or its professional advisors participated in the preparation of this agreement.

2.8. Recordals shall be binding on the parties and are not merely for information purposes.

2.9. All amounts payable in terms of this agreement are exclusive of VAT unless otherwise indicated.

2.10. The clause headings in this agreement have been inserted for convenience only and shall not be taken into account in its interpretation.

[redacted]

2.11. Words and expressions defined in any sub-clause shall, for the purposes of the clause of which that sub-clause forms part, bear the meaning assigned to such words and expressions in that sub-clause.

2.12. This agreement shall be governed by and construed and interpreted in accordance with the laws of the Republic of South Africa.

3. RECORDAL

3.1. The transferor wishes to organise its current and direct holdings in the company through a share for share exchange of these holdings with shares in the transferee. In the context of this reorganisation the transferee will own the holdings in the company. At the final stage of the reorganisation First Uranium Corporation will hold 100% (one hundred percent) of the shares in the transferee and the transferor will have exchanged its holdings with shares in First Uranium Corporation.

3.2. The transferor wishes to transfer to the transferee, and the transferee wishes to acquire the shares on the terms and conditions stipulated in this agreement.

4. TRANSFER OF SHARES

The transferor transfers to the transferee which acquires the shares with effect from the effective date on which date all risk in and benefit attaching to the shares shall pass to the transferee.

5. CONSIDERATION

5.1. The transfer referred to in this agreement shall be effected at a consideration as is set out in the Resolution to be signed by the directors of the transferor authorising the transaction set out in this agreement.

[redacted]

5.2. The consideration given by the transferee to the transferor for the shares shall be effected on the closing date by the transferee issuing the FUL shares to the transferor.

6. CLOSING

6.1. At 15H30 South African time, on the closing date, representatives of the transferor and the transferee shall meet at the offices of the transferor ("the closing meeting")

6.2. At the closing meeting -

6.2.1. the transferor shall deliver the documents of title to the transferee;

6.2.2. the transferee shall deliver to the transferor the share certificates in respect of the FUL shares.

7. WARRANTIES

7.1. The transferor warrants that -

7.1.1. it is as at the date of signature the sole registered and beneficial owner of the shares and will be reflected in the register of members of the company as such;

7.1.2. as at the date of signature, the transferor has no claims against the company other than the sale claims;

7.1.3. the shares will, when delivered to the transferee, be free of any pledge, lien, hypothec, notarial bond or encumbrance whatever and

[redacted]

free of all other rights of retention or pre-emption and no person has an option to acquire the shares;

7.1.4. on the closing date against delivery of the documents in title by the transferor to the transferee, ownership of the shares will pass to the transferee and the transferee will become the sole beneficial and registered owner of the shares.

7.2. Save for the warranties provided by the transferor to the transferee in terms of this clause 7, the transferor gives and makes no warranties, representations or the like of whatsoever nature and howsoever arising and whether express or implied as regards the company and the shares and accordingly the shares are sold voetstoots.

7.3. The transferee warrants that :

7.3.1. on the closing date, the transferor will become the sole, registered and beneficial owner of the FUL shares and will be reflected in the register of members of the transferee as such;

7.3.2. the FUL shares will, when delivered to the transferor, be free of any pledge, lien, hypothec, notarial bond or encumbrance whatsoever and free of all other rights of retention or pre-emption and the transferor will become the owner of such FUL shares upon the issue thereof to the transferor;

7.4. The provisions of 7.2 shall *mutatis mutandis* apply in respect of the warranties provided by the transferee in terms of 7.3.

8. BREACH

Should any party ("the defaulting party") commit a breach of any of the provisions of this agreement, then the other party ("the aggrieved party") shall be obliged to give

[redacted]

the defaulting party 14 (fourteen) days' written notice or such longer period as may reasonably be required in the circumstances, to remedy the breach. If the defaulting party fails to comply with such notice, the aggrieved party shall be entitled to claim immediate payment and/or specific performance by the defaulting party of all the defaulting party's obligations whether or not the due date for payment and/or performance shall have arrived, in either event without prejudice to the aggrieved party's rights to claim damages. The aforegoing is without prejudice to such other rights as the aggrieved party may have at law; provided always that, notwithstanding anything to the contrary contained in this agreement, the aggrieved party shall not be entitled to cancel this agreement for any breach by the defaulting party unless such breach is a material breach going to the root of this agreement and is incapable of being remedied by payment in money, or if it is capable of being remedied by payment in money, the defaulting party fails to pay the amount concerned within 14 (fourteen) days after such amount has been finally determined.

9. ARBITRATION

9.1. Save as specifically provided to the contrary in this agreement, any disputes arising from or in connection with this agreement or the termination thereof shall, at the request of any party to the dispute, be finally resolved in accordance with the rules of the Arbitration Foundation of Southern Africa (or its successor in title) ("Foundation") by an arbitrator or arbitrators appointed by the Foundation.

9.2. Notwithstanding anything to the contrary contained in this 9, any party shall be entitled to apply for, and if successful, be granted, an interdict from any competent court having jurisdiction.

9.3. For the purposes of clause 9.2 and for the purposes of having any award made by the arbitrator/s being made an order of court, each of the parties hereby submits itself to the non-exclusive jurisdiction of Witwatersrand Local Division of the High Court of South Africa.

[redacted]

9.4. This clause 9 is severable from the rest of this agreement and shall remain in full force and effect notwithstanding the termination of this agreement.

10. NOTICES AND DOMICILIUM

10.1. The parties choose as their domicilium citandi et executandi their respective addresses set out in this clause for all purposes arising out of or in connection with this agreement at which addresses all the processes and notices arising out of or in connection with this agreement, its breach or termination may validly be served upon or delivered to the parties.

10.2. For the purpose of this agreement the parties' respective addresses shall be –

10.2.1. as regards the transferee at 3 Themistocles Dervis Street, CY-1066 Nicosia, Cyprus

facsimile number +357 226 73284

Attention : Stellios Panayides;

10.2.2. as regards the transferor at 5 Press Avenue, Selby, Johannesburg, 2025;

facsimile number (011) 837 0390;

Attention : (011) 837 0390,

or at such other address not being a post office box or poste restante, of which the party concerned may notify the others in writing.

10.3. Any notice given in terms of this agreement shall be in writing and shall -

[redacted]

10.3.1. if delivered by hand be deemed to have been duly received by the addressee on the closing date;

10.3.2. if posted by prepaid registered post be deemed to have been received by the addressee on the 8th (eighth) business day following the date of such posting;

10.3.3. if transmitted by facsimile be deemed to have been received by the addressee 1 (one) business day after despatch.

10.4. Notwithstanding anything to the contrary contained in this agreement, a written notice or communication actually received by one of the parties from another including by way of facsimile transmission shall be adequate written notice or communication to such party.

11. WHOLE AGREEMENT

This agreement constitutes the whole agreement between the parties as to the subject-matter hereof and no agreement, representations or warranties between the parties other than those set out herein are binding on the parties.

12. VARIATION

No addition to or variation, consensual cancellation or novation of this agreement and no waiver of any right arising from this agreement or its breach or termination shall be of any force or effect unless reduced to writing and signed by all the parties or their duly authorised representatives.

13. RELAXATION

No latitude, extension of time or other indulgence which may be given or allowed by any party to any other party in respect of the performance of any obligation hereunder

[redacted]

or enforcement of any right arising from this agreement and no single or partial exercise of any right by any party shall under any circumstances be construed to be an implied consent by such party or operate as a waiver or a novation of, or otherwise affect any of that party's rights in terms of or arising from this agreement or estop such party from enforcing, at any time and without notice, strict and punctual compliance with each and every provision or term hereof.

14. COSTS

Each party shall pay its own cost of negotiating, drafting, preparing and implementing this agreement and the appendices to it.

15. COUNTERPARTS

This agreement may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. The counterpart of this agreement in fax form shall be conclusive evidence of the original signature and shall be as effected in law as the counterpart in original form showing the original signatures.

SIGNED at Johannesburg on December 20, 2006

AS WITNESSES :

1. ______________________ For: SIMMER AND JACK MINES LIMITED

2. ______________________ ______________________
(Duly authorised)

[redacted]

SIGNED at Cyprus on December 20, 2006

AS WITNESSES :

1. ______________________ For: FIRST URANIUM LIMITED
(FORMERLY DALEGREEN LIMITED)

2. ______________________ ______________________
(Duly authorised)

[redacted]

SHARE FOR SHARE EXCHANGE AGREEMENT RELATING TO THE TRANSFER OF SHARES IN FIRST URANIUM LIMITED

(FORMERLY DALEGREEN LIMITED)

between :

SIMMER & JACK MINES LIMITED

and

FIRST URANIUM CORPORATION

ROUTLEDGE
MODISE
MOSS
MORRIS

TABLE OF CONTENTS

[redacted]

AGREEMENT

1. PARTIES

1.1. The parties to this agreement are -

1.1.1. Simmer and Jack Mines Limited; and

1.1.2. First Uranium Corporation.

1.2. The parties agree as set out below.

2. INTERPRETATION

2.1. In this agreement, unless clearly inconsistent with or otherwise indicated by the context –

2.1.1. "the/this agreement" means the agreement set out in this document and the appendices hereto;

2.1.2. "business day" means any day other than a Saturday, Sunday or official public holiday in the Republic of South Africa;

2.1.3. "the closing date" means 20 December 2006;

2.1.4. "the company" means First Uranium Limited (formerly Dalegreen Limited), a corporation duly registered under the laws of Cyprus;

[redacted]

2.1.5.

2.1.6. "FUC shares" means 55 306 358 (fifty five million three hundred and six thousand three hundred and fifty eight) ordinary shares in the authorised share capital of the transferee;

2.1.7. "the date of signature" means the date of signature of this agreement by the last party signing;

2.1.8. "the documents of title" means collectively -

2.1.8.1. the share certificates in respect of the shares together with share transfer forms in respect thereof duly completed and signed by the registered holder/s or its/their duly authorised representative/s in accordance with the Laws of Cyprus and the founding document of the company on the closing date;

2.1.8.2. a certified copy of a resolution of the directors of the company, passed in accordance with the articles of association of the company approving the transfer of the shares into the name of the transferee;

2.1.8.3. all other books, documents and records of the company which is in the transferor's possession;

2.1.9. "the effective date" means the date of signature;

2.1.10. "the transferee" means First Uranium Corporation (BC Corporate Number C0777 384), a corporation duly continued under the Business Corporations Act of the Province of British Columbia, Canada;

[redacted]

2.1.11. "the consideration" means the value of the shares referred to in 5;;

2.1.12. "the shares" means 2 504 (two thousand five hundred and four) Class A shares in the issued share capital of the company transferred by the transferor to the transferee in terms of this agreement;

2.1.13. "the transferor" means Simmer and Jack Mines Limited (Registration Number 1924/007778/06), a company duly registered and incorporated according to the company laws of the Republic of South Africa;

2.1.14. any reference to the singular includes the plural and vice versa;

2.1.15. any reference to natural persons includes legal persons and vice versa; and

2.1.16. any reference to a gender includes the other genders.

2.2. Should any provision in a definition be a substantive provision conferring rights or imposing obligations on any party, then effect shall be given to that provision as if it were a substantive provision in the body of this agreement.

2.3. Any reference to an enactment, regulation, rule or by-law is that enactment, regulation, rule or by-law as at the date of signature, and as amended or replaced from time to time.

2.4. Where any number of days is prescribed, such number shall exclude the first and include the last day, unless the last day falls on a Saturday, Sunday or public holiday in the Republic of South Africa and Cyprus, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday.

[redacted]

2.5. The use of the word "including" followed by a specific example/s shall not be construed as limiting the meaning of the general wording succeeding it and the *eiusdem generis* rule shall not be applied in the interpretation of such general wording or such specific example/s.

2.6. The expiration or termination of this agreement shall not affect those provisions of this agreement which expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding the fact that the clauses themselves do not expressly provide this.

2.7. In its interpretation, the *contra proferentem* rule of construction shall not apply (this agreement being the product of negotiations between the parties) nor shall this agreement be construed in favour of or against any party by reason of the extent to which any party or its professional advisors participated in the preparation of this agreement.

2.8. Recordals shall be binding on the parties and are not merely for information purposes.

2.9. All amounts payable in terms of this agreement are exclusive of VAT unless otherwise indicated.

2.10. The clause headings in this agreement have been inserted for convenience only and shall not be taken into account in its interpretation.

2.11. Words and expressions defined in any sub-clause shall, for the purposes of the clause of which that sub-clause forms part, bear the meaning assigned to such words and expressions in that sub-clause.

2.12. This agreement shall be governed by and construed and interpreted in accordance with the laws of the Republic of South Africa;

[redacted]

3. RECORDAL

3.1. The transferor wishes to organise its current and direct holdings in Ezulwini Mining Company (Proprietary) Limited through a share for share exchange of these holdings with shares in the company. In the context of this reorganisation the company will own the holdings in Ezulwini Mining Company (Proprietary) Limited . At the final stage of the reorganisation the transferee will hold 100% (one hundred percent) of the shares in the company and the transferor will have exchanged its holdings with shares in the transferee.

3.2. The transferor wishes to transfer to the transferee, and the transferee wishes to acquire the shares on the terms and conditions stipulated in this agreement.

4. TRANSFER OF SHARES

4.1. The transferor transfers to the transferee which acquires the shares with effect from the effective date on which date all risk in and benefit attaching to the shares shall pass to the transferee.

4.2. The transfer constitutes an indivisible transfer of the shares by the transferor.

5. CONSIDERATION

5.1. The consideration at which the transfer is to be effected shall be an amount as is set out in the Resolution to be signed by the board of directors of the transferor authorising the transaction set out in this agreement.

5.2. The consideration given by the transferee to the transferor for the shares shall be effected on the closing date by the transferee issuing the FUC shares to the transferor.

[redacted]

6. CLOSING

6.1. At 15h30 on the closing date, representatives of the transferor and the transferee shall meet at the offices of The transferor ("the closing meeting")

6.2. At the closing meeting -

6.2.1. the transferor shall deliver the documents of title to the transferee;

6.2.2. the transferee shall deliver to the transferor the share certificates in respect of the FUC shares together with transfer forms in respect thereof duly completed and signed by the transferee in accordance with the Laws of Canada and the founding documents of FUC.

7. WARRANTIES

7.1. The transferor warrants that -

7.1.1. it is as at the date of signature the sole registered and beneficial owner of the shares and will be reflected in the register of members of the company as such;

7.1.2. as at the date of signature, the transferor has no claims against the company whether on loan account or otherwise;

7.1.3. the shares will, when delivered to the transferee, be free of any pledge, lien, hypothec, notarial bond or encumbrance whatever and free of all other rights of retention or pre-emption and no person has an option to acquire the shares;

7.1.4. on the closing date against delivery of the documents in title by the transferor to the transferee, ownership of the shares will pass to the

[redacted]

transferee and the transferee will become the sole beneficial and registered owner of the shares.

7.2. Save for the warranties provided by the transferor to the transferee in terms of this clause 7, the transferor gives and makes no warranties, representations or the like of whatsoever nature and howsoever arising and whether express or implied as regards the company and the shares and accordingly the shares are sold voetstoots.

7.3. The transferee warrants that:

7.3.1. on the closing date, the transferor will become the sole, registered and beneficial owner of the FUC shares and will be reflected in the register of members of the transferee as such;

7.3.2. the FUC shares will, when delivered to the transferor, be free of any pledge, lien, hypothec, notarial bond or encumbrance whatsoever and free of all other rights of retention or pre-emption and the transferor will become the owner of such FUC shares upon the issue thereof to the transferor.

7.4. The provisions of 7.2 shall *mutatis mutandis* apply in respect of the warranties provided by the transferee in terms of 7.3.

8. BREACH

Should any party ("the defaulting party") commit a breach of any of the provisions of this agreement, then the other party ("the aggrieved party") shall be obliged to give the defaulting party 14 (fourteen) days' written notice or such longer period as may reasonably be required in the circumstances, to remedy the breach. If the defaulting party fails to comply with such notice, the aggrieved party shall be entitled to claim immediate payment and/or specific performance by the defaulting party of all the defaulting party's obligations whether or not the due date for payment and/or

[redacted]

performance shall have arrived, in either event without prejudice to the aggrieved party's rights to claim damages. The aforegoing is without prejudice to such other rights as the aggrieved party may have at law; provided always that, notwithstanding anything to the contrary contained in this agreement, the aggrieved party shall not be entitled to cancel this agreement for any breach by the defaulting party unless such breach is a material breach going to the root of this agreement and is incapable of being remedied by payment in money, or if it is capable of being remedied by payment in money, the defaulting party fails to pay the amount concerned within 14 (fourteen) days after such amount has been finally determined.

9. ARBITRATION

9.1. Save as specifically provided to the contrary in this agreement, any disputes arising from or in connection with this agreement or the termination thereof shall, at the request of any party to the dispute, be finally resolved in accordance with the rules of the Arbitration Foundation of Southern Africa (or its successor in title) ("Foundation") by an arbitrator or arbitrators appointed by the Foundation.

9.2. Notwithstanding anything to the contrary contained in this 9, any party shall be entitled to apply for, and if successful, be granted, an interdict from any competent court having jurisdiction.

9.3. For the purposes of clause 9.2 and for the purposes of having any award made by the arbitrator/s being made an order of court, each of the parties hereby submits itself to the non-exclusive jurisdiction of Witwatersrand Local Division of the High Court of South Africa.

9.4. This clause 9 is severable from the rest of this agreement and shall remain in full force and effect notwithstanding the termination of this agreement.

[redacted]

10. NOTICES AND DOMICILIUM

10.1. The parties choose as their domicilium citandi et executandi their respective addresses set out in this clause for all purposes arising out of or in connection with this agreement at which addresses all the processes and notices arising out of or in connection with this agreement, its breach or termination may validly be served upon or delivered to the parties.

10.2. For the purpose of this agreement the parties' respective addresses shall be -

10.2.1. as regards the transferor at 5 Press Avenue, Selby, Johannesburg, 2025;

facsimile number (011) 837 0390;

Attention : The company secretary;

10.2.2. as regards the transferee at 2100 – 1075 West Georgia Street, Vancouver, BC V6E 3G2 Canada;

facsimile number +604 631 3232;

Attention : The company secretary,

or at such other address not being a post office box or poste restante, of which the party concerned may notify the others in writing.

10.3. Any notice given in terms of this agreement shall be in writing and shall -

10.3.1. if delivered by hand be deemed to have been duly received by the addressee on the closing date;

[redacted]

10.3.2. if posted by prepaid registered post be deemed to have been received by the addressee on the 8th (eighth) business day following the date of such posting;

10.3.3. if transmitted by facsimile be deemed to have been received by the addressee 1 (one) business day after despatch.

10.4. Notwithstanding anything to the contrary contained in this agreement, a written notice or communication actually received by one of the parties from another including by way of facsimile transmission shall be adequate written notice or communication to such party.

11. WHOLE AGREEMENT

This agreement constitutes the whole agreement between the parties as to the subject-matter hereof and no agreement, representations or warranties between the parties other than those set out herein are binding on the parties.

12. VARIATION

No addition to or variation, consensual cancellation or novation of this agreement and no waiver of any right arising from this agreement or its breach or termination shall be of any force or effect unless reduced to writing and signed by all the parties or their duly authorised representatives.

13. RELAXATION

No latitude, extension of time or other indulgence which may be given or allowed by any party to any other party in respect of the performance of any obligation hereunder or enforcement of any right arising from this agreement and no single or partial exercise of any right by any party shall under any circumstances be construed to be an implied consent by such party or operate as a waiver or a novation of, or otherwise

[redacted]

affect any of that party's rights in terms of or arising from this agreement or estop such party from enforcing, at any time and without notice, strict and punctual compliance with each and every provision or term hereof.

14. COSTS

Each party shall pay its own cost of negotiating, drafting, preparing and implementing this agreement and the appendices to it.

15. COUNTERPARTS

This agreement may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. The counterpart of this agreement in fax form shall be conclusive evidence of the original signature and shall be as effected in law as the counterpart in original form showing the original signatures.

SIGNED at Johannesburg on December 20, 2006

AS WITNESSES :

1. ________________ For: SIMMER AND JACK MINES LIMITED

2. ________________ ________________

(Duly authorised)

SIGNED at Johannesburg on December 20, 2006

AS WITNESSES :

1. ________________ For: FIRST URANIUM CORPORATION

2. ________________ ________________

(Duly authorised)

[redacted]

RECEIVED
2009 OCT -8 P 12:17
...ICE OF INTERNATIONAL
...RPORATE FINANCE

SHARE FOR SHARE EXCHANGE AGREEMENT

RELATING TO THE TRANSFER OF SHARES IN EZULWINI MINING COMPANY (PROPRIETARY) LIMITED BY WATERPAN MINING CONSORTIUM

between :

DESERT CHARM TRADING 221

(PROPRIETARY) LIMITED

(TRADING AS WATERPAN MINING CONSORTIUM)

FIRST URANIUM LIMITED

(formerly DALEGREEN LIMITED)

and

FIRST URANIUM CORPORATION

and

ROUTLEDGE
MODISE
MOSS ATTORNEYS
MORRIS

JOHN SEMBIE DANANA

HENNING JOHANNES FOURIE

ROBERTUS JACOBUS VAN DER BIJL

ARI RASEMPE LETSHUBA KGOMONGWE

TABLE OF CONTENTS

ROUTLEDGE MODISE MOSS MORRIS

AGREEMENT

1. **PARTIES**

1.1. The parties to this agreement are -

1.1.1. Desert Charm Trading 221 (Proprietary) Limited (trading as Waterpan Mining Consortium);

1.1.2. First Uranium Limited;

1.1.3. First Uranium Corporation;

1.1.4. John Sembie Danana;

1.1.5. Henning Johannes Fourie;

1.1.6. Lobbertus Jacobus Van Der Bijl; and

1.1.7. Ari Rasempe Letshuba Kgomongwe

1.2. The parties agree as set out below.

2. **INTERPRETATION**

2.1. In this agreement, unless clearly inconsistent with or otherwise indicated by the context –

2.1.1. "the/this agreement" means the agreement set out in this document and the appendices hereto;

2.1.2. "business day" means any day other than a Saturday, Sunday or official public holiday in the Republic of South Africa;

2.1.3. "the closing date" means the date upon which the JSE Limited admits the listing of FUC on the JSE Limited as contemplated in 4.1.2;

2.1.4. "CSDP" means Central Securities Depository Participant, registered in terms of the Custody and Administration of Securities Act No 85 of 1992, as amended;

2.1.5. "the company" means Ezulwini Mining Company (Proprietary) Limited, (Registration Number 2004/028460/07), a company duly registered according to the company laws of the Republic of South Africa;

2.1.6. "the Companies Act" means the Companies Act, 1973 (as amended);

2.1.7. "the date of signature" means the date of signature of this agreement by the last party signing;

2.1.8. "the documents of title" means collectively -

2.1.8.1. the share certificates in respect of the shares together with share transfer forms in respect thereof duly completed and signed by the registered holder/s or its/their duly authorised representative/s in accordance with the Company's Act and the memorandum and articles of association of each company on the closing date;

2.1.8.2. a certified copy of a resolution of the directors of the company appointed by the transferor, passed in accordance with the articles of association of the company approving the transfer of the shares into the name of the transferee;

2.1.8.3. all other books, documents and records of the company which is in the transferor's possession;

2.1.9. "the effective date" means the closing date;

2.1.10. "FUC shares" means 6 141 009 (six million one hundred and forty one thousand and nine) shares in the authorised share capital of the FUC, to be issued to the transferor in discharge of the purchase price;

2.1.11. "FUC" means First Uranium Corporation (BC Number C0777 384), a corporation duly continued under the Business Corporations Act of the Province of British Columbia, Canada;

2.1.12. "the lock up period" means the period commencing on the closing date and expiring on the second anniversary thereof

2.1.13. "the lock in shares" means 90% of the FUC shares to be issued to the transferor in terms of this agreement;

2.1.14. "the transferee" means First Uranium Limited a Corporation duly registered under the laws of Cyprus;

2.1.15. "the consideration" means the value of the shares referred to in;

2.1.16. "the shares" means ordinary shares in the issued share capital of the company constituting 10% (ten per centum) of the entire issued share capital of the company transferred by the transferor to the transferee in terms of this agreement;

2.1.17. "the transferor" means Desert Charm Trading 221 (Proprietary) Limited (trading as Waterpan Mining Consortium) (Registration Number 2003/021403/07), a company duly registered and incorporated according to the company laws of the Republic of South Africa;

2.1.18. "the shareholders" means

John Sembie Danana, Henning Johannes Fourie, Lobbertus Jacobus Van Der Bijl and Ari Rasempe Letshuba Kgomongwe, or any of them as the context may indicate.

2.1.19. any reference to the singular includes the plural and vice versa;

2.1.20. any reference to natural persons includes legal persons and vice versa; and

2.1.21. any reference to a gender includes the other genders.

2.2. Should any provision in a definition be a substantive provision conferring rights or imposing obligations on any party, then effect shall be given to that provision as if it were a substantive provision in the body of this agreement.

2.3. Any reference to an enactment, regulation, rule or by-law is that enactment, regulation, rule or by-law as at the date of signature, and as amended or replaced from time to time.

2.4. Where any number of days is prescribed, such number shall exclude the first and include the last day, unless the last day falls on a Saturday, Sunday or public

holiday in the Republic of South Africa, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday.

2.5. The use of the word "including" followed by a specific example/s shall not be construed as limiting the meaning of the general wording succeeding it and the *eiusdem generis* rule shall not be applied in the interpretation of such general wording or such specific example/s.

2.6. The expiration or termination of this agreement shall not affect those provisions of this agreement which expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding the fact that the clauses themselves do not expressly provide this.

2.7. In its interpretation, the *contra proferentem* rule of construction shall not apply (this agreement being the product of negotiations between the parties) nor shall this agreement be construed in favour of or against any party by reason of the extent to which any party or its professional advisors participated in the preparation of this agreement.

2.8. Recordals shall be binding on the parties and are not merely for information purposes.

2.9. All amounts payable in terms of this agreement are exclusive of VAT unless otherwise indicated.

2.10. The clause headings in this agreement have been inserted for convenience only and shall not be taken into account in its interpretation.

2.11. Words and expressions defined in any sub-clause shall, for the purposes of the clause of which that sub-clause forms part, bear the meaning assigned to such words and expressions in that sub-clause.

2.12. This agreement shall be governed by and construed and interpreted in accordance with the laws of South Africa.

3. **RECORDAL**

The transferor wishes to organise its current direct holding in the company through a share for share exchange in FUC. In the context of the re-organisation the transferee will own the holdings in the company. At the final state of the reorganisation the transferee will hold 100% of the shares in the company and the transferor will have exchanged its holding for shares in FUC.

4. **CONDITIONS PRECEDENT**

4.1. The whole of this agreement (other than this clause 4 and clauses 10, 12, 13, 14, 15, 16 and 17 by which the parties shall nevertheless be bound) is subject to the fulfilment of the suspensive conditions that:

4.1.1. by no later than 31 December 2006 a primary listing of the transferee takes place on the Toronto Stock Exchange;

4.1.2. by no later than 31 December 2007 the JSE limited agrees to admit the listing of the transferee on the JSE Limited;

4.2. Each of the parties shall use reasonable endeavours to procure the fulfilment of the conditions.

4.3. The conditions in 4.1 are expressed to be for the benefit of the transferee. The transferee may waive (to the extent possible) the conditions precedent referred to in 4.1 or extend the date for their fulfilment for a further period of 12 (twelve) months from the expiry of the period referred to in 4.1 or such longer period as may be agreed to between the parties.

4.4. If the conditions referred to in 4.1 are not fulfilled on or before the date referred to in that clause (and fulfilment thereof is not waived or extended), this agreement shall be of no further force and effect and -

4.4.1. all obligations of the parties under this agreement (other than this clause 4 and clauses 10, 12, 13, 14, 15, 16 and 17 by which the parties shall nevertheless be bound) shall terminate;

4.4.2. to the extent that this agreement may have been partially implemented, the parties shall both be restored to their status *quo ante*.

5. TRANSFER OF SHARES

5.1. The transferor transfers to the transferee which acquires the shares with effect from the effective date on which date all risk in and benefit attaching to the shares shall pass to the transferee.

5.2. The transfer constitutes an indivisible transfer of the shares by the transferor.

6. CONSIDERATION

6.1. The consideration at which the transfer is to be effected shall be the amount as stipulated in the Resolution to be signed by the Board of Directors of the transferee authorising the transaction set out in this agreement.

6.2. The consideration given by the transferee to the transferor for the shares shall be effected on the closing date by the transferee causing FUC to issue and allot the FUC shares to the transferor, and FUC hereby agrees to issue and allot the FUC shares to the transferor on the closing date.

7. **CLOSING**

7.1. At 10h00, on the closing date, representatives of the transferor and the transferee shall meet at the offices of the transferor ("the closing meeting")

7.2. At the closing meeting -

7.2.1. the transferor shall deliver the documents of title to the transferee;

7.2.2. the transferee shall procure that FUC delivers written confirmation of the issue and allotment to the transferor of the FUC shares which FUC shares will -

7.2.2.1. be registered in the name of the CSDP appointed by the transferor with the transferor as beneficial holder;

7.2.2.2. be credited as fully paid; and

7.2.2.3. be listed on the JSE Limited.

8. **LOCK-UP**

8.1. The transferor irrevocably and unconditionally warrants and undertakes that it shall not, without the prior written consent of transferee:-

8.1.1. dispose of, lend, alienate, encumber or in any other manner deal with lock in shares or any of the rights attaching to such lock in shares; or

8.1.2. enter into any contract to sell, cede, transfer, lend, alienate, encumber or in any other manner deal with all or any part of its lock in shares or any of the rights attaching to such lock in shares; or

8.1.3. enter into any agreement in respect of the votes attaching to any of its lock in shares or any of the other rights attaching to its lock in shares; or

8.1.4. agree to do any of the aforegoing,

prior to the expiry of the lock-up period.

8.2 The shareholders irrevocably and unconditionally warrant and undertake that they shall during the lock-up period, unless otherwise agreed to by the transferee, be and remain the controlling shareholders of the transferor in the proportions in which they hold shares in the transferor on the date of signature.

9. WARRANTIES

9.1. The transferor warrants that -

9.1.1. it is as at the date of signature, the closing date and the period between those dates the sole registered and beneficial owner of the shares and will be reflected in the register of members of the company as such;

9.1.2. as at the date of signature, the closing date and the period between those dates the transferor has no claims against the company whether on loan account or otherwise;

9.1.3. the shares will, when delivered to the transferee, be free of any pledge, lien, hypothec, notarial bond or encumbrance whatever and free of all other rights of retention or pre-emption and no person has an option to acquire the shares;

9.1.4. on the closing date against delivery of the documents in title by the transferor to the transferee, ownership of the shares will pass to the transferee and the transferee will become the sole beneficial and registered owner of the shares.

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9.2. Save for the warranties provided by the transferor to the transferee in terms of this clause 8, the transferor gives and makes no warranties, representations or the like of whatsoever nature and howsoever arising and whether express or implied as regards the company and the shares and accordingly the shares are sold voetstoots.

10. NEGATIVE UNDERTAKINGS

10.1. Notwithstanding 9, as from the date of signature until the closing date the transferor and each shareholder respectively gives to the transferee the undertakings contained in clause 10.2 and 10.3 below. Each of the below mentioned undertakings -

10.1.1. are a separate and distinct undertaking;

10.1.2. shall not be qualified by or limited with reference to any other such undertaking and/or any other undertaking contained elsewhere in this agreement;

10.2. The transferor shall not, without the transferee's prior written consent, which consent shall not be unreasonably withheld,-

10.2.1. create or permit to any mortgage, pledge, lien, deed of cession, assignment, hypothecation or security interest or any other agreement or arrangement over the shares having the effect of conferring security whether by contract or operation of law;

10.2.2. dispose of, whether by one or more transactions or series of transactions (whether related or not and whether voluntarily or involuntarily) any of the shares;

10.2.3. make any payments to its shareholders.

10.3. The shareholders shall not, without the transferee's prior written consent, which consent shall not be unreasonably withheld,-

10.3.1. create or permit to any mortgage, pledge, lien, deed of cession, assignment, hypothecation or security interest or any other agreement or arrangement over the shares which they hold in the transferor having the effect of conferring security whether by contract or operation of law;

10.3.2. dispose of, whether by one or more transactions or series of transactions (whether related or not and whether voluntarily or involuntarily) any of their shares which they hold in the transferor.

11. BREACH

Should any party ("the defaulting party") commit a breach of any of the provisions of this agreement, then the other party ("the aggrieved party") shall be obliged to give the defaulting party 14 (fourteen) days' written notice or such longer period as may reasonably be required in the circumstances, to remedy the breach. If the defaulting party fails to comply with such notice, the aggrieved party shall be entitled to claim immediate payment and/or specific performance by the defaulting party of all the defaulting party's obligations whether or not the due date for payment and/or performance shall have arrived, in either event without prejudice to the aggrieved party's rights to claim damages. The aforegoing is without prejudice to such other rights as the aggrieved party may have at law; provided always that, notwithstanding anything to the contrary contained in this agreement, the aggrieved party shall not be entitled to cancel this agreement for any breach by the defaulting party unless such breach is a material breach going to the root of this agreement and is incapable of being remedied by payment in money, or if it is capable of being remedied by payment in money, the defaulting party fails to pay the amount concerned within 14 (fourteen) days after such amount has been finally determined.

12. **ARBITRATION**

12.1. Save as specifically provided to the contrary in this agreement, any disputes arising from or in connection with this agreement or the termination thereof shall, at the request of any party to the dispute, be finally resolved in accordance with the rules of the Arbitration Foundation of Southern Africa (or its successor in title) ("Foundation") by an arbitrator or arbitrators appointed by the Foundation.

12.2. Notwithstanding anything to the contrary contained in this 12, any party shall be entitled to apply for, and if successful, be granted, an interdict from any competent court having jurisdiction.

12.3. For the purposes of clause 12.2 and for the purposes of having any award made by the arbitrator/s being made an order of court, each of the parties hereby submits itself to the non-exclusive jurisdiction of Witwatersrand Local Division of the High Court of South Africa.

12.4. This clause 12 is severable from the rest of this agreement and shall remain in full force and effect notwithstanding the termination of this agreement.

13. **NOTICES AND DOMICILIUM**

13.1. The parties choose as their domicilium citandi et executandi their respective addresses set out in this clause for all purposes arising out of or in connection with this agreement at which addresses all the processes and notices arising out of or in connection with this agreement, its breach or termination may validly be served upon or delivered to the parties.

13.2. For the purpose of this agreement the parties' respective addresses shall be -

13.2.1. as regards the transferor and the shareholders at 2 Van Oordt Avenue, Monument, Krugersdorp

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facsimile number (011) 954-3568;

Attention : Johan Fourie;

13.2.2. as regards the transferee at 5 Press Avenue, Selby, Johannesburg;

facsimile number: (011) 837-3842;

Attention : The Company Secretary,

or at such other address not being a post office box or poste restante, of which the party concerned may notify the others in writing.

13.3. Any notice given in terms of this agreement shall be in writing and shall -

13.3.1. if delivered by hand be deemed to have been duly received by the addressee on the closing date;

13.3.2. if posted by prepaid registered post be deemed to have been received by the addressee on the 8th (eighth) business day following the date of such posting;

13.3.3. if transmitted by facsimile be deemed to have been received by the addressee 1 (one) business day after despatch.

13.4. Notwithstanding anything to the contrary contained in this agreement, a written notice or communication actually received by one of the parties from another including by way of facsimile transmission shall be adequate written notice or communication to such party.

14. **WHOLE AGREEMENT**

This agreement constitutes the whole agreement between the parties as to the subject-matter hereof and no agreement, representations or warranties between the parties other than those set out herein are binding on the parties.

15. **VARIATION**

No addition to or variation, consensual cancellation or novation of this agreement and no waiver of any right arising from this agreement or its breach or termination shall be of any force or effect unless reduced to writing and signed by all the parties or their duly authorised representatives.

16. **RELAXATION**

No latitude, extension of time or other indulgence which may be given or allowed by any party to any other party in respect of the performance of any obligation hereunder or enforcement of any right arising from this agreement and no single or partial exercise of any right by any party shall under any circumstances be construed to be an implied consent by such party or operate as a waiver or a novation of, or otherwise affect any of that party's rights in terms of or arising from this agreement or estop such party from enforcing, at any time and without notice, strict and punctual compliance with each and every provision or term hereof.

17. **COSTS**

Each party shall pay its own cost of negotiating, drafting, preparing and implementing this agreement and the appendices to it.

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18. **COUNTERPARTS**

This agreement may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. The counterpart of this agreement in fax form shall be conclusive evidence of the original signature and shall be as effected in law as the counterpart in original form showing the original signatures.

SIGNED at Johannesburg on December 20, 2006

AS WITNESSES :

1. ______________________ For: DESERT CHARM TRADING 221 (PROPRIETARY) LIMITED (TRADING AS WATERPAN MINING CONSORTIUM)

2. ______________________ ______________________
(Duly authorised)

SIGNED at Cyprus on December 20 2006

AS WITNESSES :

1. ______________________ For: FIRST URANIUM LIMITED

2. ______________________ ______________________
(Duly authorised)

SIGNED at Johannesburg on December 20, 2006

1. ______________________ For: FIRST URANIUM CORPORATION

2. ______________________ ______________________
(Duly authorised)

[redacted]

SIGNED at Johannesburg on December 20, 2006

AS WITNESSES :

1. ______________________

2. ______________________

JOHN SEMBIE DANANA

SIGNED at Johannesburg on December 20, 2006

AS WITNESSES :

1. ______________________

2. ______________________

HENNING JOHANNES FOURIE

SIGNED at Johannesburg on December 20, 2006

AS WITNESSES :

1. ______________________

2. ______________________

LOBBERTUS JACOBUS VAN DER BIJL

SIGNED at Johannesburg on December 20, 2006

AS WITNESSES :

1. ______________________

2. ______________________

____
ARI RASEMPE LETSHUBA KGOMONGWE

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TAILINGS AND MINING RIGHT AGREEMENT

between

BUFFELSFONTEIN GOLD MINES LIMITED

and

FIRST URANIUM (PROPRIETARY) LIMITED

and

SIMMER AND JACK MINES, LIMITED

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TABLE OF CONTENTS

SALE OF TAILINGS DAMS AND MINING RIGHT AGREEMENT

1. PARTIES

1.1 **BUFFELSFONTEIN GOLD MINES LIMITED**

1.2 **FIRST URANIUM (PROPRIETARY) LIMITED**

1.3 **SIMMER AND JACK MINES LIMITED**

2. INTERPRETATION

2.1 The headnotes to the clauses of this Agreement are inserted for reference purposes only and shall in no way govern or effect the interpretation hereof.

2.2 Unless in consistent with the context the expressions set forth below shall bear the following meanings:

"this Agreement"	this agreement together with all attachments thereto;
"Business Day"	any day other than a Saturday, Sunday or official public holiday in the Republic of South Africa;
"Buffelsfontein"	Buffelsfontein Gold Mines Limited, Registration Number 1995/010072/06, a company duly registered according to the laws of the Republic of South Africa;

"Buffelsfontein Plant"	the existing gold processing plant situated on the Property and shaded in blue on the plan annexed hereto as Appendix 1;
"Closing Date"	the first Business Day occurring 1 (one) day after the Effective Date;
"Conditions Precedent"	the conditions precedent referred to in 4;
"Current Arisings"	the tailings arising from Buffelsfontein's processing of all gold bearing ore produced at the Mine on an ongoing basis after the Effective Date
"Date of Signature"	the date of signature of this Agreement by the Party signing last in time;
"DME"	Department of Minerals and Energy;
"Effective Date"	the date on which the Conditions Precedent are fulfilled;
"FUSA"	First Uranium (Proprietary) Limited, Registration Number 2005/033680/07, a company registered according to the laws of the Republic of South Africa;
"Lease"	The draft lease attached as Appendix 5;
"Mine"	the underground gold mining operation

	undertaken by Buffelsfontein on the Property;
"Mining Right"	the old order mining right held by Buffelsfontein under mining license number ML4/2001 in respect of gold on certain portions of the farms Mapaiskraal 441 IP, Buffelsfontein 443 IP, Wildebeestpan 442 IP, Stilfontein 401 IP, Hartebeestfontein 422 IP, Zandpan 423 IP, Palmietfontein 403 IP, Grootvaderbosch 470 IP, Die Hoek 114 IP, Doornkom Oost 447 IP and Townlands of Klerksdorp 424 IP with the common law mineral rights and/or mining rights in terms of sec 47 of the minerals Act, 1991, held by Buffelsfontein in relation thereto;
"Minister"	the Minister of Minerals and Energy;
"MPRDA"	the Mineral and Petroleum Resources Development Act 28 of 2002;
"New Order Mining Right"	the mining right, once converted pursuant to conversation of the Mining Right in terms of Item 7(2) of schedule II of the MPRDA, which converted right will be amended as contemplated in 3.3 below;

"Party"	Buffelsfontein, FUSA or Simmers and "Parties" means a reference to any of them;
"Plant Manager"	the juristic entity or natural person appointed by FUSA to manage the day to day operations of the Processing Plant;
"Portion Mining Right"	that portion of the New Order Mining Right which relates to the gold, uranium, sulphur, pyrite aggregate and rare earths in respect of the Tailings Dams and Current Arisings;
"Property"	the Property indicated by the area shaded in light orange on the plan annexed hereto as Appendix 1 together with all permanent improvements thereon;
"Prospecting Right"	the right applied for by Buffelsfontein in terms of section 16 of the MPRDA to prospect for uranium, sulphur, pyrite and rare earths in respect of the Tailings Dams;
"Processing Plant"	the processing plant to be constructed on the Property in order to process gold, uranium, sulphur, pyrite, aggregate and rare earths in the Tailings Dams and the

	Current Arising;
"Process"	when used as a noun means the activity of the extraction of gold, uranium, sulphur, silver, pyrite, aggregate and rare earths from the Tailings Dams and Current Arisings by the treatment process conducted at the Processing Plant;
"Rehabilitation Liabilities"	the obligations to rehabilitate the Tailings Dams in terms of section 41 of the MPRDA which obligations are set out in Appendix 2A hereto;
"ROM"	the run of mine ore produced by Buffelsfontein at the Mine subsequent to the effective date;
"Sale Property"	those portions of the Property which are owned by Buffelsfontein as at the Effective date;
"Simmers"	Simmer and Jack Mines Limited, a company duly registered according to the company laws of the Republic of South Africa;
"SRP's"	the Surface Right Permits listed in Appendix 2 hereto;

2.3	"Tailings Dams"	the 11 (eleven) tailings dams situated on the Property and indicated by the area shaded orange on the plan annexed hereto as Appendix 1;
	"Transfer SRP's"	All the Surface Right Permits that attach to the Property and the Tailings Dams, including without limitation, Surface Right Permit No's 95/73 (with R.M.T. O 198/72), 10/74 (with R.M.T. O 82/73), 97/86 (with R.M.T O 43/86), 98/86 (with R.M.T. O 41/86), C7/1959 (with R.M.T. 398), 8/95 (with R.M.T. O 10/95), 52/1973 (with R.M.T. O 3/73) and 69/82 (with R.M.T. O 63/82);
	"Undivided Portions"	those portions of the Sale Property which will be required to be subdivided as contemplated in 19.

2.4 a "person" shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) of two or more of the foregoing.

2.5 If any provision in a definition is a substantive provision conferring rights or imposing obligations on either Party, notwithstanding that it is only in

the definitions clause, effect shall be given to it as if it were a substantive provision of this Agreement.

2.6 Unless the context dictates otherwise, an expression which denotes any gender includes both the others; and to a natural person includes an artificial person and to the singular includes the plural, and vice versa in each case.

2.7 The Appendices to this Agreement form an integral part hereof and words and expressions defined in this Agreement shall bear, unless the context otherwise requires, the same meaning in such Appendices.

2.8 When any number of days is prescribed in this Agreement, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a day which is not a Business Day, in which case the last day shall be the next succeeding Business Day.

2.9 In the event that the day for payment of any amount due in terms of this Agreement should fall on a day which is not a Business Day, the relevant date shall be the next succeeding Business Day.

2.10 Where any term is defined within the context of any particular clause in this Agreement, the term so defined, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, shall bear the same meaning as ascribed to it for all purposes in

terms of this Agreement, notwithstanding that that term has not been defined in this interpretation clause.

2.11 Any reference in this Agreement to an enactment or a statute is to that enactment or statute passed by the Legislature of the Republic of South Africa, as at the Date of Signature of this Agreement and as amended or re-enacted from time to time.

2.12 The rule of construction that the contract shall be interpreted against the Party responsible for the drafting or preparation of the Agreement, shall not apply.

2.13 The expiration or termination of this Agreement shall not affect such of the provisions of this Agreement as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this.

2.14 Save where the contrary is indicated, any reference in this Agreement to this Agreement or any other Agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other Agreement or document, as same may have been, or may from time to time be, amended, varied, novated or supplemented.

2.15 Where any term is not defined in this Agreement then the term shall be defined in terms of the applicable South African law as at the Date of Signature of this Agreement, irrespective of the place of registration or incorporation of the Party to whom such term is applied.

2.16 Without prejudice to any other provision of this Agreement, any successor in title, including any executor, heir, liquidator, judicial manager, curator or trustee of any party shall be bound by this Agreement as fully and effectually as if they had signed this Agreement in the first instance and reference to any party shall be deemed to include any successor in title.

3. INTRODUCTION

3.1 Buffelsfontein _

3.1.1 owns the Mining Right, the Sale Property, the Buffelsfontein Plant and the Tailings Dams; and

3.1.2 will acquire the SRP's; and

3.1.3 conducts and will in the future conduct gold mining operations at the Mine and produce Current Arisings.

3.2 An application for the Prospecting Right ("the Prospecting Right Application") has been submitted by Buffelsfontein to the DME and has been accepted.

3.3 Notwithstanding the submission of the Prospecting Right Application and after having received advice from the Deputy Regional Manager of the DME, North West Region, Buffelsfontein has in addition to the Prospecting Right Application applied to the DME to have the Mining Right converted into a New Order Mining Right in terms of section 7 (2) of Schedule II of the MPRDA. If and when this conversion application is approved, Buffelsfontein will also apply –

3.3.1 to have the New Order Mining Right amended, with effect from the date of conversion, in terms of section 102 of the MPRDA to include the authority to mine for uranium, gold, sulphur, silver, pyrite, aggregate and rare earths underground and in respect of the Current Arisings and the Tailings Dams ("the Conversion, Amendment and Subdivision Application"); and

3.3.2 to have that portion of the New Order Mining Right subdivided ("the Portion Mining Right").

3.4 It is the intention of the parties that the Prospecting Right Application and the Conversion, Amendment and Subdivision Application will be pursued in parallel with the intention that the Prospecting Right Application will be held in abeyance pending the Minister's approval of the Conversion, Amendment and Subdivision Application.

3.5 Upon the conversion of the Mining Right and the grant of the amendment and subdivision as contemplated in 3.3 above or upon

granting the Prospecting Right by the Minister, Buffelsfontein shall apply to the Minister pursuant to section 11 of the MPRDA to transfer to FUSA either -

3.5.1 the Portion Mining Right; or

3.5.2 the Prospecting Right.

3.6 Arising out of the above –

3.6.1 FUSA wishes to purchase the Tailings Dams and the Sale Property from Buffelsfontein and Buffelsfontein wishes to sell such Tailings Dams and the Sale Property to FUSA;

3.6.2 Buffelsfontein wishes to sell and cede the Portion Mining Right or the Prospecting Right, as the case may be, to FUSA who hereby wishes to purchase and take transfer of such right;

3.6.3 Buffelsfontein wishes to sell the Current Arisings to FUSA;

3.6.4 Buffelsfontein wishes to cede the Transfer SRP's to FUSA.

4. **<u>CONDITIONS PRECEDENT</u>**

4.1 The whole of this Agreement (other than this clause 4 and clauses 10, 14, 25, 29, 30 and 31 by which the parties shall nevertheless be bound) is subject to the fulfilment of the following suspensive conditions by not later than 31 December 2007 -

4.1.1 Buffelsfontein applies for and obtains the conversion of its Mining Right into the New Order Mining Right and that simultaneously with such conversion the New Order Mining Right is amended to include the right to mine for gold, uranium, silver, sulphur, pyrite, aggregate and rare earths underground and in respect of the Current Arisings and the Tailings Dams and that that portion of the amended New Order Mining Right, being the Portion Mining Right, be subdivided and that the Minister grants consent to cede the Portion Mining Right to FUSA; or

4.1.2 Buffelsfontein applies for and is granted the Prospecting Right and that the Minister consents to the Prospecting Right being ceded to FUSA.

4.2 Each of the parties shall use reasonable endeavours to procure the fulfilment of the conditions.

4.3 The conditions are expressed to be for the benefit of FUSA . FUSA may , where possible, waive the conditions referred to in 4.1 or extend the date for their fulfilment for a further period of 180 (one hundred and eighty) days from the expiry of the period referred to in 4.1.

4.4 If the conditions referred to in 4.1 are not fulfilled on or before the date referred to in that clause (and fulfilment thereof is not waived and/or

extended) this Agreement shall be of no further force and effect unless otherwise agreed by the parties hereto and -

4.4.1 all obligations of the parties under this Agreement (other than clause 4 and clauses 10, 14, 25, 29, 30 and 31 by which the parties shall nevertheless be bound) shall terminate;

4.4.2 to the extent that this Agreement may have been partially implemented the parties shall both be restored to their status quo ante.

5. **<u>SALE</u>**

5.1 Subject to the fulfilment of the Conditions Precedent, Buffelsfontein hereby:,

5.1.1 sells to FUSA, which hereby purchases, the Tailings Dams with effect from the Effective Date on the terms set out in this Agreement;

5.1.2 sells to FUSA, which hereby purchases, the Sale Property and the Undivided Portions with effect from the Effective Date.;

5.1.3 sells and undertakes to cede, assign and make over to FUSA the Portion Mining Right or the Prospecting Right on the terms set out in this Agreement and <u>Appendix 3</u> and <u>Appendix 4</u>, as the case may be;

5.1.4 sells and undertakes to deliver to FUSA as and when it produces, all Current Arisings;

5.1.5 sells and undertakes to cede, assign and transfer to FUSA, the Transfer SRP's; and

5.1.6 undertakes to grant to FUSA the servitudes contemplated in clause 11 and 12 hereof;

5.1.7 sells and undertakes to cede, assign, transfer and make over to FUSA all its right, title and interest in and to all geological information and/or other development work and designs which have been prepared by or on behalf of Buffelsfontein or which is in the process of being prepared for and on behalf of Buffelsfontein,

all of the above constituting ("the Sale Assets").

5.2 The above sale constitutes one indivisible transaction. Neither party shall be entitled to claim sale or purchase of any of the above assets separately from all the Sale Assets.

6. **PURCHASE CONSIDERATION**

6.1 The purchase consideration payable by FUSA to Buffelsfontein for the Sale Assets shall be the following:

6.1.1 in respect of the Tailings Dams and the Property

6.1.1.1 the sum of R100,00 (one hundred Rand); plus

6.1.1.2 the assumption by FUSA of the Rehabilitation Liabilities subject to the requirements of the DME.

6.1.2 for the cession of the Portion Mining Right or the Prospecting Right, as the case may be, and for the Current Arisings, the Transfer SRP's, for the granting of the servitudes contemplated in clauses 11 and 12 and for the geological information and development work referred to in 5.1.7 FUSA shall pay to Buffelsfontein, subject to the provisions of 13, a royalty of 1% (one per centum) plus value-added tax, of the gross revenue earned by FUSA from the sale of gold, uranium, silver, sulphur, pyrite, aggregate and rare earth recovered from the Process;

7. **DISCHARGE OF PURCHASE CONSIDERATION**

7.1 The purchase consideration payable by FUSA to Buffelsfontein in terms of clause 6 shall be paid by FUSA to Buffelsfontein as follows :

7.1.1 on the Closing Date FUSA shall pay the sum of R100,00 (one hundred Rand) referred to in 6.1.1 to Buffelsfontein in cash;

7.1.2 with effect from the Closing Date FUSA shall pursuant to the assignment referred to in 8, assume the Rehabilitation Liabilities and shall act in accordance with the provisions of clause 8;

7.1.3 the royalty referred to in 6.1.2 shall be paid by FUSA to Buffelsfontein in accordance with the provisions of 13.

8. **ENVIRONMENTAL REHABILITATION**

8.1 Subject to the consent of the DME and any other state department being provided, if necessary, on and with effect from the Closing Date

Buffelsfontein hereby cedes and assigns all of its rights and obligations under the Rehabilitation Liabilities to FUSA who hereby accept such cession and assignment. The parties undertake to sign such documents and do whatever may be required in order to obtain the above consent from the DME, if required.

8.2 Buffelsfontein records that it has established a trust fund pursuant to the Mining Right in terms of section 10(1)(cH) of the Income Tax Act for the environmental rehabilitation of the Mine and the Tailings Dams.

8.3 Buffelsfontein undertakes, subject to the approval of the DME and the South African Revenue Services, to amend the trust deed to reflect the environmental principles set out in 8.4 and 14.2 below.

8.4 FUSA undertakes, simultaneously with the submission of the environmental management programme contemplated in 14.2, to establish a trust fund in terms of Section 10(i)(cH) of the Income Tax Act No 58 of 1962 to make financial provision for the rehabilitation of the Tailings Dams and to obtain such approval as may be required by the DME and the South African Revenue Services to establish such trust fund.

8.5 FUSA shall, if required to do so by the DME, provide bank guarantees or other suitable financial instruments in an amount required by the DME for the Rehabilitation Liabilities and hereby indemnifies and holds

harmless Buffelsfontein against any claim which may be made by the DME against Buffelsfontein in respect of the Rehabilitation Liabilities pursuant to section 41 of the MPRDA, read with Regulations 52 and 53 of the MPRDA Regulations.

8.6 FUSA hereby indemnifies and holds Buffelsfontein harmless against any claim made against Buffelsfontein in respect of the rehabilitation liabilities assumed by FUSA in terms of this agreement.

9. **DELIVERY OF THE TAILINGS DAMS AND THE PORTION MINING RIGHT OR THE PROSPECTING RIGHT AND CURRENT RISINGS**

9.1 Buffelsfontein shall, deliver the Tailings Dams to FUSA within 2 (two) days after the Closing Date and in the presence of a notary public by way of *constitutum possessorium*, with the intention that ownership of the Tailings Dams shall pass to and be vested in FUSA upon the discharge by FUSA of the purchase consideration pursuant to the provisions of 7.

9.2 The parties shall take such steps as may be necessary to procure that the said notary public shall certify that delivery has taken place and shall complete a notarial certificate to that effect.

9.3 Until such time as the Tailings Dams have been delivered to FUSA, Buffelsfontein undertakes not to cause or permit the Tailings Dams to accede to the Property.

9.4 Buffelsfontein shall deliver the Current Arisings to FUSA on the Property as and when such Current Arisings are produced and as set out in 11.4.

9.5 Buffelsfontein undertakes to sign such documents and do such things as may be required to procure that the Portion Mining Right or the Prospecting Right, as the case may be, is ceded and transferred to FUSA in accordance with the provisions of the Mining Titles Registration Amendment Act No. 16 of 1967.

9.6 It is recorded that the Transfer SRP's are currently registered in the name of Beatrix Gold Mining Company Limited and are in the process of being transferred into Buffelsfontein's name. Buffelsfontein shall procure that as soon as reasonably possible after the Transfer SRP's are registered in its name, that it shall transfer the Transfer SRP's to FUSA and have same registered in the name of FUSA.

10. **SECURITY**

10.1 Buffelsfontein knows of no reason why this Agreement should not become unconditional and accordingly guarantees that the Tailing Dams will be delivered and that ownership thereof will be transferred to FUSA. Should Buffelsfontein for any reason whatsoever (including if the Conditions Precedent are not fulfilled), fail to deliver and transfer ownership of the Tailings Dams to FUSA on the Closing Date, Buffelsfontein shall pay to FUSA on demand pre-agreed damages in an amount of R1 455 000 000,00 (one billion four hundred and fifty five

million Rand) being the agreed damages that FUSA will suffer in the event that Buffelsfontein fails to deliver and transfer ownership of the Tailings Dams to FUSA for whatever reason.

10.2 As security for the obligations of Buffelsfontein to pay the penalty due in terms of this clause 10 should the Tailings Dams not be delivered or should ownership thereof not be transferred to FUSA for whatever reason, FUSA shall be entitled to register a notarial covering bond over the Tailings Dams substantially in the form of that annexed hereto as Appendix 5.

11. **CONSTRUCTION OF PIPELINES**

11.1 FUSA shall at its own cost construct and commission pipelines for the transfer of the Tailings from the Tailings Dams and the Current Arisings to the Processing Plant.

11.2 Buffelsfontein, insofar as it is able, hereby grants to FUSA a servitude to construct pipelines across the Property substantially on the terms set out in Appendix 6.

11.3 Buffelsfontein undertakes, within 2 (two) days after the Closing Date to execute a notarial deed of servitude (in the form of Appendix 6) and to procure the registration of such servitude in the Deed Registry Office.

11.4 Buffelsfontein agrees that the Current Arisings arising from future mining operations at the Mine will not be transferred to the Tailings Dams but will be transferred to the Processing Plant, by arrangement with the Plant Manager from time to time or to the extent that FUSA elects not to treat such Arising, such Arising shall be pumped by Buffelsfontein to its operating Tailings Dams at the time. No royalty will be payable by FUSA to Buffelsfontein in respect of any Tailings which are not processed by FUSA.

11.5 Buffelsfontein hereby agrees to allow FUSA to use the existing pipelines of Buffelsfontein if such pipelines are not required to be used by Buffelsfontein.

12. SERVITUDE OF ACCESS AND EGRESS

12.1 Buffelsfontein hereby grants to FUSA a servitude of access and egress across the Property to allow FUSA, its employees, consultants, agents and subcontractors to access the Processing Plant, the pipelines and the Tailings Dams for the purposes contemplated in this Agreement on the terms set out in Appendix 7. Buffelsfontein undertakes, within 2 (two) days after the Closing Date to execute a notarial deed of servitude (in the form of Appendix 6) and to procure the registration of such servitude in the Deed Registry Office.

13. **PAYMENT OF ROYALTY**

13.1 In relation to the payment of the royalty referred to in 6.1.2 FUSA agrees that it shall within 15 (fifteen) Business Days of the end of each quarter during the term of this Agreement cause to be delivered to Buffelsfontein:

13.1.1 a report in writing showing separately the gross revenue earned by FUSA arising from the sale of gold, uranium, silver, sulphur, pyrite, aggregate and rare earths recovered from the Process during the prior quarter;

13.1.2 a statement of the amount payable to Buffelsfontein in terms of the report referred to in clause 13.1.

13.2 Payment of the amount due in terms of the statement issued in terms of clause 13.1.1, together with value-added tax thereon at the standard rate from time to time, shall be made 10 (ten) Business Days after the date of delivery of each statement.

13.3 Buffelsfontein may nominate an independent auditor to examine the reports and statements referred to in 13.1. If in the opinion of the independent auditor, such reports and statements are inaccurate to the extent that a discrepancy of 5% (five percent) or more is discovered in relation to the amounts paid or payable in terms of 13.2, then the fees and expenses of such independent auditor shall be paid by FUSA.

13.4 In the event that FUSA disputes the opinion of the independent auditor, such dispute shall be referred to a partner of PriceWaterhouseCoopers appointed by the senior partner for the time being, who shall determine the dispute in his capacity as an expert and not as an arbitrator and whose decision shall be final and binding upon the parties.

13.5 The royalty payable has been determined on the basis that the Capital Gains Tax payable by Buffelsfontein in respect of the transactions contemplated under this agreement should not exceed an amount of $2 000 000,00 (two million United States Dollars) (converted to South African Rands at the prevailing Rand/Dollar exchange rate as quoted by the Standard Bank of South Africa Limited on the date that such Capital Gains Tax is required to be paid). If the Capital Gains Tax payable in respect of the transactions contemplated under this agreement exceeds the sum of $2 000 000,00 (two million United States Dollars) then Buffelsfontein shall pay such Capital Gains Tax in excess of $2 000 000,00 (two million United States Dollars) but FUSA shall on the date that Buffelsfontein is required to pay the Capital Gains Tax pay a once off royalty to Buffelsfontein in an amount equal to the amount of Capital Gains Tax required to be paid by Buffelsfontein in excess of the sum of $2 000 000,00 (two million United States Dollars) so that the net Capital Gains Tax payable by Buffelsfontein shall not exceed an amount of $2 000 000,00 (two million United States Dollars) as converted to South African Rands.

14. **NEW ORDER MINING RIGHT**

The parties acknowledge that in order for the New Order Mining Right or the Prospecting Right, as the case may be, to be granted to Buffelsfontein and the Portion Mining Right or Prospecting Right, as the case may be, to be ceded to FUSA:

14.1 Buffelsfontein shall, simultaneously with the lodging of the Conversion, Amendment and Subdivision Application apply to the DME to amend the environmental management programme in respect of the Mining Right by excluding therefrom, the rehabilitation provisions in relation to that portion of the New Order Mining Right which will be ceded to FUSA in terms of this Agreement, being the Portion Mining Right; and

14.2 FUSA shall, simultaneously with the lodging of the Conversion, Amendment and Subdivision Application, submit and obtain approval from the DME of an environmental management programme which will cover the Portion Mining Right on the basis that Buffelsfontein will be completely released of all environmental and rehabilitation obligations in respect of the Portion Mining Right as regulated in this Agreement. It is recorded that Buffelsfontein will remain liable for the rehabilitation liabilities in respect of the Mine when it is awarded the New Order Mining Right.

15. **CURRENT ARISINGS**

15.1 With effect from the date that FUSA advises Buffelsfontein that the Processing Plant is ready to commence operations and to accept Tailings, Buffelsfontein shall, at its own cost and expense, procure that the Current Arisings is delivered to the Processing Plant as and when it is produced from the Mine.

15.2 Buffelsfontein undertakes to provide the Current Arisings exclusively to FUSA for so long as Buffelsfontein continues to mine and process gold ore at the Mine and undertakes not to Process the Current Arisings itself or grant any third party the right to Process the Current Arisings.

16. **ANCILLARY FACILITIES**

16.1 FUSA shall be entitled to use a portion of the electricity supplied to the Mine in terms of the agreement entered into between Buffelsfontein and Eskom on the basis that FUSA shall pay at cost, all charges for electricity supplied to that area of the Property which covers its operations, which include the Tailings Dams, the pipelines in 11 and the Processing Plant. FUSA shall be entitled to erect separate sub meters to measure the electricity used by it pursuant to this clause.

16.2 In addition to the aforesaid, FUSA shall be entitled to use water, chemicals, lime, security and all other infrastructure of Buffelsfontein

("the Facilities") on the basis that FUSA shall pay only its pro rata share of the direct costs incurred by Buffelsfontein in providing the Facilities.

17. **WASTE MATERIAL**

All Tailings remaining after the Process is completed may be returned, by FUSA, to the Tailings Dams or deposited elsewhere on the Property in accordance with –

17.1 the Mine plan lodged at the DME's office in support of the application for the Mining License which formed part of the Mining Right in terms of the Minerals Act, 1991; or

17.2 the Mining Works Programme submitted in terms of the MPRDA in support of the application for the issue of the Mining Right to FUSA; and

17.3 the provisions of the approved environmental management programme pertaining to the Tailings Dams, the Process and the Processing Plant and the Subdivided Mining Right and/or the Portion Mining Right.

18. **BUFFELSFONTEIN SALE**

Buffelsfontein shall not sell the assets comprising the Buffelsfontein Plant and the Mining Right or that portion of the New Order Mining Right which does not form part of the Portion Mining Right or its business ("Buffelsfontein Assets") without the prior written consent of FUSA.

19. SUBDIVISION

19.1 It is recorded and agreed that the Undivided Portions cannot be transferred to and registered in the name of FUSA until those portions of the Sale Property have been subdivided. The Parties undertake to use reasonable commercial endeavours to apply for permission to subdivide the Undivided Portions as soon as reasonably possible after the Date of Signature.

19.2 The Parties have determined that the Undivided Portions formed part of the area of jurisdiction of the Stilfontein Municipal Council prior to the commencement date of the Subdivision of Agricultural Land Act, No 70 of 1970 (as amended) and have since the amalgamation of Klerksdorp, Orkney, Stilfontein and Hartebeestfontein formed part of the area of jurisdiction of the Matlosana Municipal Council. Accordingly the Subdivision of Agricultural Land Act, No 70 of 1970 (as amended) does not apply to the Undivided Portions.

19.3 Buffelsfontein hereby undertakes to take all such steps as may be necessary to procure the subdivision at its cost.

19.4 Buffelsfontein hereby undertakes to grant whatever assistance may be reasonably required by FUSA for it to procure the subdivision, to support the subdivision and to sign any documents which may be required to be signed in order to give effect to the subdivision, including any powers of attorneys required for any application for the subdivision, when called upon to do so.

19.5 Registration of transfer of the Undivided Portions will be given to FUSA

as soon as reasonably possible after the subdivision at which time ownership will pass to FUSA.

19.6 Registration of transfer of the Undivided Portions will be effected by Buffelsfontein's attorneys at FUSA's cost, the Parties hereby undertaking upon demand to sign all documents necessary to effect transfer of the Undivided Portions into FUSA's name.

19.7 FUSA will pay all costs and charges of and incidental to the transfer of the Undivided Portions into its name on request from or on behalf of Buffelsfontein.

19.8 Until such time as the Undivided Portions has been created pursuant to the subdivision, FUSA will, if necessary, taking into account the rights attaching to the Transfer SRPs lease the Undivided Portions from Buffelsfontein in accordance with and subject to terms and conditions materially the same as those contained in the Lease. On termination or cancellation of the lease that may be entered into for any reason whatsoever, other than as a result of registration of transfer of the Undivided Portions into FUSA's name being effected, FUSA shall vacate and return vacant possession of the Undivided Portions to Buffelsfontein.

20. **RISK AND TRANSFER OF PROPERTY**

20.1 Risk in and benefit to the Sale Property will pass to FUSA on the Effective Date from which date the Sale Property will be at the sole risk, loss or profit of FUSA.

20.2 The Sale Property is sold by Buffelsfontein to FUSA subject to all the

conditions and servitudes mentioned and/or referred to in the current and/or prior title deeds of the Property and to all such conditions and servitudes which may exist in regard thereto including the provisions of any applicable town planning scheme.

20.3 Ownership of the Sale Property will, subject to the provisions of clause 19, pass to FUSA on registration of transfer of the Sale Property into FUSA's name in the appropriate registry.

20.4 Registration of transfer of the Property will, subject to the provisions of clause 19, be given to FUSA as soon as reasonably possible after the Effective Date.

20.5 Registration of transfer of the Sale Property will be effected by Attorneys Routledge Modise at FUSA's cost. The parties hereby undertake upon demand to sign all documents necessary to effect transfer of the Sale Property into FUSA's name.

20.6 FUSA will pay all costs and charges of and incidental to the transfer of the Sale Property into its name on request from or on behalf of Buffelsfontein.

20.7 The parties hereby undertake to sign and execute upon request all such documents as may be reasonably necessary to procure the transfer to FUSA of the Sale Property into FUSA's name.

20.8 Occupation of the Sale Property will be given to FUSA on the Date of Signature provided that FUSA shall be obliged to immediately vacate the

Sale Property in the event that this Agreement fails to become unconditional in accordance with its terms.

20.9 It is agreed that FUSA shall be entitled to all benefits from the Sale Property and shall be liable, except as otherwise provided herein for all obligations in respect of the Sale Property from the Date of Signature which shall include but not be limited to _

20.9.1 any assessment rates, fees, levies or charges which are payable to any local or any other authority in respect of the Sale Property, if any;

20.9.2 any charges payable for services rendered in respect of the Sale Property including the cost of electricity and the provision of any security services;

20.9.3 the premiums payable by Buffelsfontein in respect of any insurance of or in connection with or relating to the Sale Property,

all of which amounts shall be paid by FUSA as and when such amounts become due and payable by Buffelsfontein or shall be refunded by FUSA to Buffelsfontein on demand in the event that Buffelsfontein has paid all or any such amounts.

21. PUBLICATION IN TERMS OF INSOLVENCY ACT

21.1 The Parties agree that notice of the sale of the Sale Assets will not be published as contemplated in Section 34 of the Insolvency Act, 1936 ("the Insolvency Act").

21.2 FUSA will have no duty to resist any proceedings to attach or to take possession of any of the Sale Assets instituted by any person in consequence of notice of this transaction not being published. Buffelsfontein hereby indemnifies FUSA against any loss or damage which FUSA may suffer as a result of notice of this transaction not being published as aforesaid.

21.3 Buffelsfontein hereby assumes the risk of attachment of any of the Sale Assets as a result of such notice not being published and undertakes to do all that is necessary to ensure the release of any attached assets. If such assets are not released Buffelsfontein shall compensate FUSA on demand the value of the assets attached, subject to the condition that such compensation shall be limited to a maximum aggregate amount of R1 455 000 000,00 (one billion four hundred and fifty five million Rand);

21.4 If for any reason whatsoever the parties determine that notice of the sale of the Sale Assets should be published then:

21.4.1 such notice will be published by FUSA at its costs as contemplated in Section 34 of the Insolvency Act.

21.4.2 publication of the notice shall occur as soon as reasonably possible after the Conditions Precedent have been fulfilled;

21.4.3 in the event of any creditor making any claim after publication of the notice as aforesaid Buffelsfontein shall either contest such claim in its name and/or settle same at its sole cost but shall in any event ensure that none of the Sale Assets purchased by FUSA shall be attached pursuant to such claim.

22. ACCESS TO INFORMATION

While this Agreement remains in force Buffelsfontein shall be entitled to have free and unfettered access to all legal, financial, technical and operational information and data relating to the Process under the control of FUSA, including confidential information provided that the provisions of clause 24 shall apply thereto. FUSA gives no warranties in regard to the accuracy and veracity of such information.

23. FORCE MAJEURE

23.1 Any failure on the part of a Party hereto to comply with any of the terms, conditions and provisions of this Agreement shall not be grounds for termination or for claim of damages insofar as such arises from force majeure, if the Party in question –

23.1.1 has taken all appropriate precautions, due care and reasonable alternative measures with the objective of avoiding such failure and of carrying out its obligations under the term of this Agreement; and

23.1.2 has given notice to the other Party of the occurrence of force majeure at the time the Party in question has become aware of such an event.

23.2 For the purposes of this Agreement "force majeure" shall be defined in accordance with standards of civil law. An event constitutes force

majeure if it is of an external, irresistible, unpredictable and insurmountable character such as the closure of the plant for economic reasons, war, riots, blockades, embargoes, strikes, lock-outs and other labour conflicts, land disputes, epidemics, volcanic eruptions, earthquakes, cyclones, floods, explosions, fires, lightning, breakdown of plan and equipment, governmental restrictions, change in applicable law or unavailability of materials or equipment and any other event which the Party claiming force majeure could not reasonably prevent or control.

23.3 In the event of any event of a kind set out in this clause 23 the period of time allowed for the performance of those obligations or exercise of those rights which are delayed by such event of force majeure and the periods of time thereafter allowed for the performance of obligations or exercise of rights which are dependent upon the first mentioned obligations or rights, shall be extended with a period equal to the period of force majeure.

23.4 Where any period is, or is deemed to be extended or any later date substituted to an earlier date under this clause 23, that extended or substituted period or date shall be deemed to constitute the period or day referred to in this Agreement (notwithstanding that at the tie of such extension or substitution such period or such date may have expired).

23.5 In the event the case of force majeure would last more than 60 (sixty) days, either Party shall be entitled to terminate this Agreement forthwith

by notice in writing to the other Party. For that purpose and within a period of 90 (ninety) days from the declaration of force majeure.

24. CONFIDENTIAL INFORMATION

24.1 Neither Party shall, at any time after the Signature Date, notwithstanding any termination of this Agreement, directly or indirectly disclose, or directly or indirectly use, whether for their own benefit or that of any other person, any information which is a trade secret of, confidential to or proprietary information of the other including, without limitation:

24.1.1 technical, scientific, commercial, financial or market information, know-how or trade secrets;

24.1.2 data concerning business relationships, processes, services, personnel;

24.1.3 plans, designs, drawings, functional and technical requirements and specifications;

24.1.4 information which by its nature or content is identifiable as confidential and/or proprietary to the Party and/or any third party.

(collectively, the "confidential information");

24.1.5 any document or other record (whether in electronic or any other

medium whatsoever) containing confidential information which is supplied to it by the other Party as well as documents, diagrams and records which are produced by it (whether or not by copying, photocopying or otherwise reproducing documents or records supplied to it), and containing any confidential information.

24.2 Notwithstanding clause 24.1, confidential information may be disclosed or used by either Party to the extent to which it:

24.2.1 is made public other than as a result of any breach of this Agreement or any other agreement;

24.2.2 is information which was already in the possession of that Party prior to its disclosure by the other Party or is independently developed by that Party without reference to the confidential information.

25. COSTS

The costs payable in respect of the preparation and execution of this Agreement, the subsequent registration of the Notarial Cession of the Portion Mining Right or the Prospecting Right and all costs relating to the transfer of the Portion Mining Right or the Prospecting Right shall be borne by FUSA.

26. COUNTERPARTS

This agreement may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. The counterpart of this agreement in fax form shall be conclusive evidence of the original signature and shall be as effected in law as the counterpart in original form showing the original signatures.

27. WARRANTIES

27.1 Buffelsfontein and Simmers warrant to FUSA that as at the Effective Date Buffelsfontein is the owner of the Sale Assets to the exclusion of all others and is entitled to dispose of the Sale Assets in terms of this Agreement;

27.2 Buffelsfontein and Simmers warrant to FUSA that as at the Effective Date the Sale Assets are not subject to, and there is no agreement or commitment to give or create any option, lien or encumbrance of any nature whatsoever over the Sale Assets;

27.3 Buffelsfontein and Simmers warrant to FUSA that as at the Effective Date there has been no exercise, purported exercise or claim for any charge, lien or encumbrance over the Sale Assets and there is no dispute directly or indirectly relating to the Sale Assets;

27.4 Buffelsfontein and Simmers warrant to FUSA that as at the Effective Date the Sale Assets are not subject to, and there is no agreement or commitment to give or create, any option, lien or encumbrance of any nature whatsoever over the Sale Assets;

27.5 Buffelsfontein warrants to FUSA that as at the Effective Date Buffelsfontein has the power to enter into and perform this Agreement and the transactions contemplated herein and all corporate and other actions required to authorise the execution and delivery of this Agreement and the performances being duly taken;

27.6 Buffelsfontein warrants that this Agreement constitutes legal, valid and binding obligations on Buffelsfontein and is enforceable against it in accordance with its terms;

27.7 Buffelsfontein warrants that to the extent possible, Buffelsfontein will procure that it will comply with the provisions of section 17(2) and section 23(3) of the MPRDA;

27.8 Buffelsfontein warrants that Buffelsfontein will maintain the validity of the Mining Right and pursue its conversation, amendment and Subdivision pursuant to the Conversion, Amendment and Subdivision Application;

27.9 Buffelsfontein warrants that the Mining Right is not subject to, and there has been no agreement or commitment to give or create, any option or

lien or encumbrance of any nature whatsoever over the Mining Right, the Portion Mining Right or the Prospecting Right until and as at the Effective Date;

27.10 Each representation and warranty described in this clause 27 shall be a separate representation and warranty inducing FUSA to enter into this Agreement. Buffelsfontein acknowledges that FUSA has entered into this Agreement relying on the said representations and warranties.

27.11 Save for the warranties provided by Buffelsfontein and Simmers to FUSA in terms of this clause 27, Buffelsfontein and Simmers gives and makes no warranties, representations or the like of whatsoever nature and howsoever arising and whether express or implied as regards the Tailings Dams and accordingly the Tailings Dams are sold Voetstoots.

28. **INDEMNITY**

28.1 Buffelsfontein and Simmers hereby indemnify and hold FUSA harmless against all claims and loss of whatsoever nature (including all indirect and consequential damages or loss which FUSA may suffer) as a result of any breach of any warranty or representation made by Buffelsfontein and Simmers in terms of this agreement.

29. **BREACH**

29.1 Should either Party ("the Guilty Party") breach any of its obligations in terms of this Agreement, all of which are agreed to be material, and fail

to remedy such breach within a period of 20 (twenty) days after the date of delivery of a written notice from the other Party ("the Innocent Party") requiring the breach to be remedied, the Innocent Party shall without any further notice, and without prejudice to any of its rights in law be entitled:

29.1.1 to cancel this Agreement and to claim and to recover all damages suffered by it; and/or

29.1.2 to enforce performance of the terms of this Agreement and to claim damages.

29.2 The Guilty Party shall be liable for the payment of all costs, fees and disbursements, as determined on the attorney and client scale (as between attorney and its own client) of any attorney appointed by the Innocent Party, in respect of anything done in terns of this Agreement by the Innocent Party to enforce any of its rights in terms of this Agreement or in terms of law.

30. **DOMICILIUM**

30.1 The parties hereto choose domicilia citandi et executandi for all purposes of and in connection with this Agreement as follows:

Buffelsfontein and Simmers:

5 Press Avenue, Selby, Johannesburg, 2025

facsimile number (011) 837 0390

Attention : The company secretary

FUSA: 5 Press Avenue, Selby, Johannesburg, 2025

facsimile number (011) 837 0390

Attention : The company secretary

30.2 Any Party hereto shall be entitled to change its domicilium from time to time, provided that any new domicilium selected by it shall be an address in the Republic of South Africa, other than a box number, and any such change shall only be effective upon receipt of notice in writing by the other parties of such change.

30.3 All notices, demands, communications or payments intended for any Party shall be made or given at such Party's domicilium for the time being.

30.4 A notice sent by one Party to another Party shall be deemed to be received:

30.4.1 on the same day, if delivered by hand

30.4.2 on the same day of transmission if sent by telefax with receipt received confirming completion of transmission;

30.4.3 on the tenth day after posting, if sent by prepaid registered mail.

30.5 Notwithstanding anything to the contrary herein contained a written notice or communication actually received by a Party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen domicilium citandi et executandi.

31. **GENERAL**

31.1 The parties shall not be bound by or have any claim or right of action arising from any express or implied term, undertaking, representation, warranty, promise or the like not included or recorded in this document whether it induced the contract and/or whether it was negligent or not.

31.2 No variation, amendment or consensual cancellation of this Agreement or any provision or term hereof or of any agreement, bill of exchange or other document issued or executed pursuant to or in terms of this Agreement and no settlement of any disputes arising under this Agreement and no extension of time, waiver or relaxation or suspension of any of the provisions or terms of this Agreement or of any agreement,

bill of exchange or other document issued pursuant to or in terms of this Agreement shall be binding or have any force and effect unless reduced to writing and signed by or on behalf of all the Shareholders at that time.

31.3 No extension of time or waiver or relaxation of any of the provisions or terms of this Agreement or any agreement, bill of exchange or other document issued or executed pursuant to or in terms of this Agreement, shall operate as an estoppel against any Party in respect of its rights under this Agreement. Any such extension, waiver or relaxation or suspension which is so given or made shall be strictly construed as relating to strictly to the matter in respect whereof it was made or given.

31.4 No failure by a Party to enforce any provision of this Agreement shall constitute a waiver of such provision or affect in any way such Party's right to require the performance of such provision at any time in the future, nor shall a waiver of a subsequent breach nullify the effectiveness of the provision itself.

31.5 If any clause or term of this Agreement should be invalid, unenforceable, defective or illegal for any reason whatsoever, then the remaining terms and provisions of this Agreement shall be deemed to be severable therefrom and shall continue in full force and effect unless such invalidity, unenforceability, defect or illegality goes to the root of this Agreement.

THUS DONE and SIGNED at Johannesburg on this the 20th day of December 2006

For and on behalf of
BUFFELSFONTEIN GOLD MINES LIMITED
Director
who warrants that he is duly authorised hereto

THUS DONE and SIGNED at Johannesburg on this the 20th day of December 2006

For and on behalf of **FIRST URANIUM (PROPRIETARY) LIMITED**
Director
who warrants that he is duly authorised hereto

THUS DONE and SIGNED at Johannesburg on this the 20th day of December 2006

For and on behalf of **SIMMER AND JACK MINES, LIMITED**
Director
who warrants that he is duly authorised hereto

Appendix I



ZANDPAN 423
HARTEBEESTFONTEIN 422 IP
WILDEBEESPAN 442-IP
KLERKSDORP TOWNLANDS 424 IP
MAPAISKRAAL 441 IP
BUFFELSFONTEIN 433 IP
DIE HOEK 114 IP

LIST OF COORDINATES (WGS LO)

TABLE A

I.D.	Y COORD.	X COORD
	16 853	29 71300
2	12 578	29 71500
3	14 303	29 71700
4	14 433	29 70900
5	15 657	29 71300
6	15 503	29 72300
7	15 987	29 72800
8	14 431	29 73300
9	16 783	29 72900
10	16 685	29 72100
11	16 577	29 71400
12	17 132	29 71300
13	17 687	29 71400
14	18 112	29 72200
15	18 539	29 72900
16	19 367	29 71800
17	20 388	29 70800
18	21 022	29 70800
19	21 439	29 71100
20	21 999	29 71100
21	22 488	29 71100

TABLE B

I.D.	Y COORD.	X COORD
22	22 514	29 70800
23	22 539	29 70200
24	23 015	29 70500
25	23 195	29 70600
26	23 331	29 69800
27	23 338	29 69200
28	24 903	29 70400
29	26 274	29 71300
30	27 934	29 72700
31	28 374	29 73700
32	30 163	29 75100
33	31 229	29 76700
34	32 285	29 78300
35	33 372	29 77800
36	28 881	29 77000
37	27 089	29 77100
38	25 489	29 76400
39	23 771	29 75500
40	23 171	29 76300
41	22 128	29 75400
42	23 381	29 75700

TABLE C

I.D.	Y COORD.	X COORD
43	23 871	29 75900
44	23 740	29 76100
45	22 742	29 76100
46	22 337	29 77200
47	21 478	29 78300
48	20 816	29 81100
49	20 082	29 81400
50	20 338	29 82000
51	20 298	29 82600
52	20 147	29 82000
53	20 134	29 82100
54	20 082	29 82200
55	19 387	29 81700
56	18 785	29 81700
57	18 671	29 81300
58	17 983	29 82400
59	17 028	29 82700
60	16 388	29 81700
61	16 438	29 81100
62	14 840	29 80200
63	14 391	29 79800

TABLE D

I.D.	Y COORD.	X COORD
64	14 098	29 79000
65	13 678	29 78800
66	13 024	29 78000
67	12 531	29 77400
68	12 239	29 76800
69	11 498	29 73800
70	22 339	29 74600
71	20 633	29 77700
72	12 443	29 77700
73	13 937	29 76200
74	25 753	29 71100
75	25 824	29 71500

DRAWING LEGEND

- MAJOR CORNER & OUTLINE POINTS
- UNDIVIDED PORTIONS (PROPOSED PLANT LOCATION)
- CORNER AND OUTLINE POINTS
- OUTLINES OF TAILING DAMS

IMAGES: 2626dc.tif
2626dd.tif

GCS
63 Wessel Road, Woodmead
PO Box 2597 Rivonia 2128
South Africa
Tel: +27 (0) 11 803 5726
Fax: +27 (0) 11 803 5745
E-mail: jnb@gcs-sa.biz

CLIENT: SIMMER & JACK

DRAWING TITLE:

MINING RIGHTS (

FARM OUTLINE :

Appendix 2

DRDGOLD
LIMITED
NORTH WEST OPERATIONS

North West Operations
(Including Buffelsfontein Gold Mines Limited and Hartebeestfontein Gold Mining Company Limited)
Private Bag X800
Stilfontein
2550

Tel: +27 18 487 3690
Fax: +27 18 484 5870
www.drdgold.com

KINDLY QUOTE OUR REFERENCE ON ALL CORRESPONDENCE

Our Ref: NP/lbn/DRD150(6)

23 March 2005

ATTENTION: MR HENDRIK DE VILLIERS

The Regional Director
Department of Minerals & Energy
209 Smit Street
BRAAMFONTEIN
2017

Dear Sir

RE-REGISTRATION OF SURFACE RIGHT PERMITS

This serves to confirm that our Messrs Daniel Johannes Pretorius and Neville Lane, duly authorized hereto in terms of the attached Board Resolution, hereby submit a schedule of rights (Annexure A) for re-registration of the rights, in accordance with the Mineral and Petroleum Resources Development Act 28/2002.

The rights listed are referenced in chronological order, showing list, permit and RMT plan numbers and the rights description.

A copy of authorization of ownership and right to submit for re-registration is included in respect of each surface right permit and accompanying RMT plan.

Yours faithfully

T J GWEBU
GROUP COMPANY SECRETARY

Encl: Board Resolution
Annexure A – Schedule of Rights
Company Certificate of Incorporation or Registration
Mining Licence

DEPARTMENT OF MINERALS & ENERGY
REGISTRY
15 APR 2005
RECEIVED
NORTH WEST

ANNEXURE 'A'

BUFFELSFONTEIN GOLD MINES LIMITED

SCHEDULE OF BUFFELSFONTEIN GOLD MINING COMPANY LIMITED SURFACE RIGHT PERMITS TO BE REGISTERED

	PERMIT NO.	RMT PLAN NO	NATURE OF RIGHT
1 -	C 24/58	382	Workshop Area
1 -	C 24/58	382	Salvage Yard
1-	C 24/58	382	Timber Yard
1	C 24/58	382	Store Yard
2.	C 9/59	418	Explosives Magazines
3.	C 10/59	406	Evaporation Dam
4.	C 19/59	416	Assay Office
5.	C 23/59	425	Reservoirs
6.	C 34/59	381	Bantu Police Quarters
7.	C 1/60	414	Bantu Compound
8.	C 4/60	415	Bantu Married Quarters
9.	C 21/60	477	Extension to Explosives Magazines
10.	C 30/60	436	Recreation Area
11.	C 31/60	436	Agriculture
12.	C 8/61	543	Sewer Pipe Line
13.	C 9/61	537	Water Pipe Line
14.	C 10/61	511	Reduction Works
15.	C 11/61	554	Residue Pipe Line
16.	C 12/61	553	Strip 3ft Wide - Residue Pipe Lines
17.	C 13/61	538	Sewer Pipe Line
18.	C 14/61	503	Mine Railway Line
19.	C 15/61	505	Extension to Evaporation Dam
20.	C 16/61	527	Calcine Dams
21	C 21/61	513	Shaft Equipment
22	C 25/61	533	Bantu Time Office and Crush Office
23.	C 27/61	550	Residue Pipe Line
24.	C 28/61	524	Sewage Disposal Works
25.	C 33/61	520	Vehicle Parking Places, Road & Strip/Cables, etc
26.	C 34/61	529	Extension to Assay Office and Mine Road
27.	C 36/61	517	U-Plant
28.	C 37/61	519	Extension to Shaft Equipment
29.	C 39/61	R.M.T.576	Government Miners Training School
30.	C 43/61	534	European Single Qua[illegible]

DEPARTMENT OF MINERALS & ENERGY
REGISTRY
15 APR 2005
RECEIVED

ANNEXURE 'A'

SCHEDULE OF BUFFELSFONTEIN GOLD MINING COMPANY LIMITED SURFACE RIGHT PERMITS TO BE REGISTERED

	PERMIT NO.	RMT PLAN NO	NATURE OF RIGHT
31.	C 44/61	546	Strip for Pipe Lines, Cables, etc
32.	C 45/61	586	Waste Rock Dump
33.	C 46/61	530	Main Offices
34.	C 47/61	516	Sewage Disposal Works
35.	C 48/61	512	Mine Road
36.	C 66/61	535	European Recreation
37.	C 67/61	541	U/G Electric Cable
38.	C 68/61	549	Sewer Pipe Lines & U/G Electric Cables
39.	C 69/61	542	Sewer Pipe Line
40.	C 70/61	562	Sewage Effluent Disposal Pipe Line
41.	C 71/61	552	U-Plant Effluent Disposal Pipe Line
42.	C 74/61	523	Evaporation Dam
43.	C 75/61	528	Bantu Compound
44.	C 76/61	531	Waste Rock Disposal
45.	C 77/61	526	Shaft Equipment
46.	C 78/61	582	Mine Road
47.	C 79/61	504	Mine Railway, Etc
48.	C 81/61	539	Water Pipe Lines
49.	C 89/61	547	Air Pipe Line
50.	C 91/61	551	Sewer Pipe Line
51.	C 94/61	581	Mine Road
52.	C 3/62	532	European Residential Quarters
53.	C 4/62	540	U/G Electric Cable
54.	C 5/62	607	Storm Water Drain
55.	C 6/62	601	Explosives Magazines
56.	C 7/62	548	Water Pipe Lines
57.	C 11/62	536	Water Pipe Lines and U.G. Electric Cables
58.	C 14/62	612	Mine Road with Water Pipe Line
59.	C 15/62	603	Air Pipe Line
60.	C 23/62	610	Mine Plantation
61.	C 24/62	632	Electrical Sub-Station
62.	C 29/62	631	Electrical Sub-Station
63.	C 30/62	515	Mine Railway on Embankment and Strip for Mine Railway
64.	C 31/62	638	Extension to Waste Rock Disposal

DEPARTMENT OF MINERALS & ENERGY REGISTRY 15 APR 2005 RECEIVED

BUFFELSFONTEIN GOLD MINING CO. LTD SCHEDULE OF SRP's TO BE REGISTERED

ANNEXURE 'A'

SCHEDULE OF BUFFELSFONTEIN GOLD MINING COMPANY LIMITED SURFACE RIGHT PERMITS TO BE REGISTERED

	PERMIT NO.	RMT PLAN NO	NATURE OF RIGHT
100.	95/73	O.198/72	Slimes Dam, Ret. Water and Catchment Dams
101.	96/73	O.10/73	Mine Road
102.	10/74	O.82/73	Slimes Dam
103.	08/74	O 84/73	Storm Water Drains and Pipe Lines
104.	79/74	146/73	Shaft Equipment
105.	118/74	O.211/74	Mine Road - Orangia Shaft
106.	57/75	O.83/73	Area for Storm Water and Pipe Lines
107.	74/75	O.229/74	Area for Rock Dump
108.	109/75	O 217/74	Slimes Effluent Pipe Lines
109.	225/78	O.278/78	Mine Road
110.	235/78	O.287/78	Recreation for Blacks
111.	1/79	O.276/78	Extension to Waste Rock Dump
112.	114/79	O.291/78	Reservoir & Refrigeration Plant
113.	188/79	O.292/78	Shaft Equipment, Rock Dump, etc
114.	275/79	O.140/79	Effluent Pipe Line
115.	288/79	O.5/79	Underground Electric Cable
116.	102/80	O.101/80	Ext to Hostel and Beer Garden for Blacks
117.	138/80	O.106/80	Ext to Hostel for Blacks E.#
118.	31/81	O.264/80	Surface Slimes Pipe Line and Pump Station
119.	C 72/81	O.12/81	Waste Rock Dump
120.	71/85	O.69/85	Mine Security Office
121.	35/88	O.37/88	Extension to Assay Office
122.	C 95/89	O 21/89	Shaft Equipment
123.	C 217/89	O.120/89	Mine Railway Line
124.	C 8/95	O.10/95	Slimes Dam
125.	S.R.P. 64	T S. 19	Trading Site
126.	T S. 68	T.S. 18	Trading Site
127.	-	T S 20	Trading Site
128.	-	T.S. 21	Trading Site

BUFFELSFONTEIN GOLD MINING CO LTD
SCHEDULE OF SRP'S TO BE REGISTERED

ANNEXURE 'A'

SCHEDULE OF BUFFELSFONTEIN GOLD MINING COMPANY LIMITED
SURFACE RIGHT PERMITS TO BE REGISTERED

	PERMIT NO.	RMT PLAN NO	NATURE OF RIGHT
65.	C 37/62	846	Electrical Sub-Station
66.	C 46/62	S.R.662	O.H. Power Line
67.	C 48/62	619	Lane of Shrub Type Trees
68.	C 50/62	637	Storm Water Drain
69.	C 57/62	S.R.472	Water Pipe Lines, Reservoirs and Pump House
70.	C 61/62	514	Mine Bantu Training School
71.	C 2/63	618	Mine Bantu Recreation Area
72.	C 5/63	682	Underground Electrical Cable
73.	C 15/63	691	Mine Road
74.	C 19/63	518	Extension to Bantu Married Quarters
75.	C 21/63	685	Mine Bantu Beer Garden
76.	C 4/64	721	Underground Electric Cable
77.	C 30/63	684	Mine Bantu Beer Garden
78.	C 20/64	S.R.475	O.H. Elec. Power Lines and U.G. Elec. Cables
79.	C 30/64	567	Water Pipe Line
80.	C 48/64	765	Mine Road
81.	C 45/65	S.R.779	Sewage Disposal Works
82.	C 46/65	S.R.770	Waterworks Area
83.	C 47/65	S.R 782	Strips of Ground for Water Pipe Lines
84.	C 50/65	S.R 780	Underground Elec. Cable
85.	C 51/65	S.R.781	Sewer Pipe Lines
86.	C 52/65	S.R.773	European Residential Quarters
87.	C 56/65	S.R.774	Bantu Married Quarters
88.	C 64/65	764	Extension to Bantu Married Quarters
89.	C 4/66	S.R.778	European Recreation Area
90.	C 18/66	837	Bantu Compound and Beer Garden
91.	C 19/67	854	Agriculture
92.	C 22/67	886	Air Pipe Line
93.	C 32/67	891	Strip of Ground for Mine Road, etc
94.	121/68	923	Mine Road
95.	33/68	915	Extension to Explosives Magazines
96.	C 34/68	S.R 598	O.H. Elec. Power Lines and Cables
97	135/69	O 99/69	Mine Road and Mine Nursery
98.	51/71	O.105/70	Extension to Sewage Disposal Works
99.	C 174/72	O 126/72	Explosives Magazines

BUFFELSFONTEIN GOLD MINING CO LTD
SCHEDULE OF SRP'S TO BE REGISTERED

DEPARTMENT OF MINERALS & ENERGY
REGISTRY
15 APR 2005
RECEIVED

DRDGOLD
LIMITED
NORTH WEST OPERATIONS

North West Operations
(including Buffelsfontein Gold Mines Limited and Hartebeestfontein Gold Mining Company Limited)
Private Bag X800
Stilfontein
2550

Tel: +27 18 487 3690
Fax: +27 18 484 6870
www.drdgold.com

KINDLY QUOTE OUR REFERENCE ON ALL CORRESPONDENCE

Our Ref: NP/lbn/DRD150(6)

23 March 2005

ATTENTION: MR HENDRIK DE VILLIERS

The Regional Director
Department of Minerals & Energy
209 Smit Street
BRAAMFONTEIN
2017

Dear Sir

RE-REGISTRATION OF SURFACE RIGHT PERMITS

This serves to confirm that our Messrs Daniel Johannes Pretorius and Neville Lane, duly authorized hereto in terms of the attached Board Resolution, hereby submit a schedule of rights (Annexure A) for re-registration of the rights, in accordance with the Mineral and Petroleum Resources Development Act 28/2002.

The rights listed are referenced in chronological order, showing list, permit and RMT plan numbers and the rights description.

A copy of authorization of ownership and right to submit for re-registration is included in respect of each surface right permit and accompanying RMT plan.

Yours faithfully

T J GWEBU
GROUP COMPANY SECRETARY

Encl: Board Resolution
Annexure A – Schedule of Rights
Company Certificate of Incorporation or Registration
Mining Licence

DEPARTMENT OF MINERALS & ENERGY
REGISTRY
15 APR 2005
RECEIVED
NORTH WEST

ANNEXURE 'A'

HARTEBEESTFONTEIN GOLD MINING COMPANY LIMITED

SCHEDULE OF SURFACE RIGHT PERMITS TO BE REGISTERED

FILE REF	SRP NO.	RMT NO.	DESCRIPTION
1.	C.14/53 ✓	SR 204	Railway Line
2.	C.15/53 ✓	SR 205	Road
3.	C.36/56 ✓	SR 320	Shaft Equipment
4.	C.10/57 ✓	SR 305	Married Quarters
5.	C.6/58 ✓	SR 344	Shaft Equipment / Rock Dump
6.	C.12/58 ✓	SR 360	Reduction Plant
7.	C.18/58 ✓	SR 363	Married Quarters
8.	C 2/59 ✓	SR 392	Pipelines / Electricity Cables / Road
9.	C.7/59 ✓	SR 398	Pipelines
10.	C.25/59 ✓	SR 358	Shaft Equipment / Rock Dump
11	C.31/59 ✓	SR 428	Mine Road / Cables / Pipelines / Telephone Lines
12	C.38/59 ✓	SR 336	Stores / Workshops / Yard
13	C.39/59 ✓	SR 361	Uranium Plant
14	C.47/59 ✓	SR 384	Shaft Equipment / Rock Dump
15	C.50/59 ✓	SR 359	Pump + Sub-station / Pipes / Cables
16	C.16/60 ✓	SR 435	Recreation Hall / Yard / Sub-station
17	C.17/60 ✓	SR 865	Compound
18	C.17/61 ✓	SR 509	Evaporation Dam + Drain
19.	C.49/61 ✓	SR 563	Shaft Equipment / Rock Dump
20.	C.50.61 ✓	SR 544	Compound
21.	C.84/61 ✓	SR 579	Post Office
22.	C.12/62 ✓	SR 450	Railway / Roads / Power + Sewer Lines
23.	C 16/62 ✓	SR 622	Offices / Nursery / Cables
24.	C.56/62 ✓	SR 664	Explosives Magazine
25.	C.38/63 ✓	SR 716	Sewage Works
26.	C 41/63 ✓	SR 708	Mine Road
27	C.3/64 ✓	SR 714	Compound
28	C.12/64 ✓	SR 710	Roads / Compressor / Pipelines / Telephone Lines
29	C.19/64 ✓	SR 743	Evaporation Dam / Slimes Dam
30.	C.29/64 ✓	SR 709	Recreation
31.	C 33/64 ✓	SR 678	Hospital / Road / Pipeline
32	C 19/65 ✓	SR 809	Road / Pipes / Cables
33.	C 43/65 ✓	SR 810	Road / Railway / Pipelines / Cables / Rock Dump / Sewer Pump

ANNEXURE 'A'

SCHEDULE OF SURFACE RIGHT PERMITS TO BE REGISTERED

FILE REF	SRP NO.	RMT NO.	DESCRIPTION
34.	C.7/66	SR 845	Mine Road
35	C.20/66	SR 808	Mine Road
36	C.33/66	SR 856	Extension Compound 4 Shaft
37	C.2/67	SR 863	Slimes Pipeline
38.	C.12/67	SR 840	Sports Field
39.	C.29/67	SR 902	Extension Slimes Dam
40.	C.94/69	O.60/69	Explosives Magazine
41.	C.93/70	O.32/70	Recreation / Extension Explosives Magazine
42.	C.78/71	O.174/78	Extension Explosives Magazine
43.	C.100/71	O 130/71	Pyrite Dam
44.	C 131/77	O.324/76	Police Barracks
45.	C.35/72	O.15/72	Dog Training Centre
46.	C.36/72	O.14/72	Extension Uranium Plant
47.	C 54/72	O.257/71	Shaft Equipment
48.	C 81/72	O.48/72	Shaft Equipment
49	C.140/72	O 258/71	Pump Station / Water Pipelines
50	C.174/72	O.126/72	Extension Explosives Magazine
51.	C 52/73	O.3/73	Slimes Dam / Pipelines / Drains
52.	C.57/73	O.11/73	Sewage Pump Station / Pipelines / Cables
53.	C.19/74	O.145/73	Sewage Pipe Lines
54.	C.130/74	O.247/74	Extension Sports Fields
55	C.157/74	O.184/74	Extension Evaporation Dam
56.	C.3/75	O.222/74	Penstock Drain
57.	C 17/75	O.215/74	Residential / Recreation / Road / Pipelines / Cables
58	C.164/75	O 13/72	Extension Salvage Yard
59.	C.94/76	O.71/76	Rock Dump
60.	C 125/76	O.163/76	Rock Dump
61	C 194/76	O 323/76	Shaft Equipment 5 Shaft
62	C.84/77	O.91/77	Ore Reserve Dump
63.	C.126/77	O.242/76	Shaft Equipment 8 Shaft
64	C.223/77	O 275/77	Extension Married Quarters
65	C 253/77	O.140/76	Extension Married Quarters
66	C.103/79	O 44/79	Extension Uranium Plant
67	C 106/79	O 23/79	Refuse Disposal
68.	C 126/79	O 435/77	Married Quarters

HARTEBEESTFONTEIN GOLD MINING CO LTD
SCHEDULE SRP'S TO BE REGISTERED

ANNEXURE 'A'

SCHEDULE OF SURFACE RIGHT PERMITS TO BE REGISTERED

FILE REF	SRP NO.	RMT NO.	DESCRIPTION
69.	C.200/79 ✓	O.174/78	Extension Explosives Magazine
70	C.183/80 ✓	O 159/80	Extension Hospital
71.	C 14/81 ✓	O.8/81	Extension Salvage Yard
72.	C.72/81 ✓	O 12/81	Rock Dump
73.	C 125/81 ✓	O 125/81	Parking ~ Workshop
74.	C 139/81 ✓	O.120/81	Railway Line 4 Shaft to 5 Shaft
75	C 189/81 ✓	O.193/81	Sewage Works
76.	C.193/81 ✓	O.220/81	Rock Dump
77.	C.15/82 ✓	O 9/82	Recreation
78.	C.25/82 ✓	O 218/81	Nursery
79.	C.69/82 ✓	O.63/82	Extension Slimes Dam
80.	C.92/82 ✓	O.66/82	Training Centre
81.	C.94/84 ✓	O.109/84	Surface Geophone
82.	C.10/86 ✓	O 196/85	L G Plant
83	C.11/86 ✓	O 194/85	Extension Dog Training Centre
84.	C 46 86 ✓	O.25/86	Surface Geophone
85.	C 82/86 ✓	O.70/86	Surface Geophone
86.	C.84/86 ✓	O 139/85	Railway Line
87.	C 85/86 ✓	O 134/85	Railway Line
88.	C.4/87 ✓	O 118/86	Sewer Pipe / Electricity Cable
89.	C.68/87 ✓	O.120/85	Extension Rock Dump
90.	C.83/87 ✓	O.152/86	Walkway – 4 Shaft
91.	C.56/89 ✓	O 211/88	Training Centre
92.	C.95/89 ✓	O.21/89	Shaft Equipment – 5 Shaft
93	C.123/89 ✓	O.6/89	Rock Dump
94.	C.149/89 ✓	O.56/89	Evaporation Dam
95	C.207/89 ✓	O.34/89	Rock Dump
96.	C 219/89 ✓	O 20/89	Railway Line
97.	C 243/89 ✓	O 10/89	Railway Line
98	C 326/89 ✓	O 67/89	Mine Road / Railway Line
99	C342/89 ✓	O 275/89	Backfill Plant
100	C 192/90 ✓	O 194/89	Recreation
101	C 230/90 ✓	O 222/90	Extension Evaporation Dam
102	C 58/91 ✓	O 43/91	Extension L G Plant
103	C.193/91 ✓	O 11/89	Railway Line

ANNEXURE 'A'

SCHEDULE OF SURFACE RIGHT PERMITS TO BE REGISTERED

FILE REF	SRP NO.	RMT NO.	DESCRIPTION
104	C 139/92 ✓	O.100/92	Refuse Dump
105	C141/92 ✓	O.99/02	Conference Hall + Parking
106.	C.8/93 ✓	O.128/92	Timber Yard
107	C 8/95 ✓	O.10/95	Slimes Dam

APPENDIX "3"

PROTOCOL NO. 2006/

NOTARIAL CESSION OF MINING RIGHT IN TERMS OF SECTION 11 OF THE MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT, 2002 (Act No. 28 of 2002) ("the Act")

Let it hereby be known :

That on the day of in the year 2006, before me, Maryann Middleton, a Notary Public, duly sworn and admitted, residing and practicing at Sandton in the Gauteng Province of South Africa, and in the presence of the subscribing competent witnesses personally came and appeared:

Regional Manager, Gauteng Region of the Department of Minerals and Energy, and as such in his/her capacity as the duly authorised representative of:

THE MINISTER OF MINERALS AND ENERGY

The said Regional Manager, being duly authorised thereto under and by virtue of a Power of Attorney granted by the Director – General or Deputy Director -General : Mineral Regulation of the Department of Minerals and Energy on the day of in the year 2006 in terms of the powers delegated by the Minister on the 12th day of May 2004 in terms of Section 103(1) of the Act,

And

In his/her capacity as a director of

Buffelsfontein Gold Mines Limited
Registration No. 1995/010072/06
(hereinafter referred to as "the Cedent")

The said representative being duly authorised thereto under and by virtue of a Resolution of the Directors of the Cedent signed at on the of 2006, a certified copy of which resolution has been exhibited to me, the Notary, and remains filed of record in my protocol with the minute hereof.

And

in his capacity as a Director of

First Uranium (Proprietary) Limited
Registration No. 2005/033680/07
(hereinafter referred to as "the Cessionary").

The said representative being duly authorised thereto under and by virtue of a Resolution of the Directors of the Cessionary signed at on the day of in the year of 2006, a certified copy of which resolution has this day been exhibited to me, the Notary, and remains filed of record in my protocol with the minute hereof.

AND THE PARTIES DECLARED THAT:

1. The Cedent is the holder of the Mining Right, more fully described hereafter.

2. The Cedent has agreed to cede the Mining Right to the Cessionary pursuant to an agreement between the Cedent and the Cessionary dated .... which cession the cessionary is prepared to accept.

3. The Minister has consented to the transfer of the Mining Right in terms of Section 11 of the Act.

NOW THEREFORE THESE PRESENTS WITNESS

4. The Cedent does hereby cede, assign, transfer and make over to and in favour of the Cessionary the New Order Mining Right for gold ore, silver ore, uranium ore and aggregate over

   subject to such conditions as are mentioned or referred to in the notarial mining right agreement in terms of Section 17 of the Act dated ________________ and registered under number ____________________.

5. The Cessionary hereby accepts cession of the aforesaid rights, subject to all attendant obligations, and subject to the aforesaid conditions.

6. This cession shall take effect on the date of registration hereof in the Mineral and Petroleum Titles Registration Office.

7. The Cedent shall pay all costs and charges incurred in connection with the execution and registration of the cession of this Mining Right.

8. As consideration for the cession of the Mining Right in terms hereof the Cessionary shall pay to the Cedent a sum of R............

THUS DONE AND SIGNED AT ON THE DAY OF IN THE YEAR 2006 IN THE PRESENCE OF THE UNDERSIGNED WITNESS:

As Witness:

For and on behalf of the Minister

As Witness:

For and on behalf of the Cedent

As Witness:

For and on behalf of the Cessionary

Notary
Quod Attestor

APPENDIX "4"

PROTOCOL NO. 2006/

NOTARIAL CESSION OF PROSPECTING RIGHT IN TERMS OF SECTION 11 OF THE MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT, 2002 (Act No. 28 of 2002) ("the Act")

Let it hereby be known :

That on the day of in the year 2006, before me, Maryann Middleton, a Notary Public, duly sworn and admitted, residing and practicing at Sandton in the Gauteng Province of South Africa, and in the presence of the subscribing competent witnesses personally came and appeared:

Regional Manager, Gauteng Region of the Department of Minerals and Energy, and as such in his/her capacity as the duly authorised representative of:

THE MINISTER OF MINERALS AND ENERGY

The said Regional Manager, being duly authorised thereto under and by virtue of a Power of Attorney granted by the Director – General or Deputy Director -General : Mineral Regulation of the Department of Minerals and Energy on the day of in the year 2006 in terms of the powers delegated by the Minister on the 12th day of May 2004 in terms of Section 103(1) of the Act,

And

In his/her capacity as a director of

Buffelsfontein Gold Mines Limited
Registration No. 1995/010072/06
(hereinafter referred to as "the Cedent")

The said representative being duly authorised thereto under and by virtue of a Resolution of the Directors of the Cedent signed at on the of 2006, a certified copy of which resolution has been exhibited to me, the Notary, and remains filed of record in my protocol with the minute hereof.

And

in his capacity as a Director of

First Uranium (Proprietary) Limited
Registration No. 2005/033680/07

(hereinafter referred to as "the Cessionary").

The said representative being duly authorised thereto under and by virtue of a Resolution of the Directors of the Cessionary signed at on the day of in the year of 2006, a certified copy of which resolution has this day been exhibited to me, the Notary, and remains filed of record in my protocol with the minute hereof.

AND THE PARTIES DECLARED THAT:

1. The Cedent is the holder of the Prospecting Right more fully described hereafter.

2 The Cedent has agreed to cede the said Prospecting Right to the Cessionary pursuant to an agreement between the Cedent and the Cessionary dated ....

3 The Minister has consented to the transfer of the Prospecting Right in terms of Section 11 of the Act.

NOW THEREFORE THESE PRESENTS WITNESS

9. The Cedent does hereby cede, assign, transfer and make over to and in favour of the Cessionary the Prospecting Right for gold ore, silver ore, uranium ore and aggregate over

subject to such conditions as are mentioned or referred to in the Notarial Prospecting Right Agreement in terms of Section 17 of the Act dated ________________ and registered under number ________________

10. The Cessionary hereby accepts cession of the aforesaid Prospecting Right, subject to all attendant obligations, and subject to the aforesaid conditions.

11. As consideration for the cession of the Prospecting Right in terms hereof the Cessionary shall pay to the Cedent the sum of R.......

12. This cession shall take effect on the date of registration hereof in the Mineral and Petroleum Titles Registration Office.

13. The Cedent shall pay all costs and charges incurred in connection with the execution and registration of the cession of the Prospecting Right.

THUS DONE AND SIGNED AT ON THE DAY OF IN THE YEAR 2006 IN THE PRESENCE OF THE UNDERSIGNED WITNESS:

As Witness:

For and on behalf of the Minister

As Witness:

For and on behalf of the Cedent

As Witness:

For and on behalf of the Cessionary

Notary
Quod Attestor

Appendix 5

LEASE

AGREEMENT

between : -

BUFFELSFONTEIN GOLD MINES LIMITED

and

FIRST URANIUM
(PROPRIETARY) LIMITED

ROUTLEDGE
MODISE
MOSS ATTORNEYS
MORRIS

TABLE OF CONTENTS

AGREEMENT

1. **PARTIES**

1.1. The parties to this agreement are -

1.1.1. Buffelsfontein Gold Mines Limited; and

1.1.2. First Uranium (Proprietary) Limited; and

1.2. The parties agree as set out below.

2. **INTERPRETATION**

2.1. In this agreement, unless clearly inconsistent with or otherwise indicated by the context –

2.1.1. "the/this agreement" means the agreement set out in this document and in the annexures hereto;

2.1.2. "the commencement date" means the date on which the tailings agreement becomes unconditional and binding on the parties thereto in accordance with its terms;

2.1.3. "the date of signature" means the date of signature of this agreement by the last party signing;

2.1.4. "the expiry date" means the earlier of the date on which all of the property has been transferred to and registered in the name of the Tenant or 9 (nine) years and 11 (eleven) months from the commencement date;

2.1.5. "Immovable Property" means the immovable property indicated by the area shaded light orange on annexe **"1"** hereto, together with all permanent improvements thereon;

2.1.6. "the Landlord" means Buffelsfontein Gold Mines Limited, Registration No. 1995/010072/06, a public company duly registered according to the laws of the Republic of South Africa;

2.1.7. "the property" means those areas of the Immovable Property shaded blue on annexe **"1"** hereto which are required to be transferred to the Purchaser immediately once sub-division as contemplated in clause 22 of the tailings agreement has occurred;

2.1.8. "the tailings agreement" means the tailings agreement to be entered into between the parties hereto and Simmer & Jack Mines Limited simultaneously with the entering into of this agreement;

2.1.9. "the Tenant" means First Uranium (Proprietary) Limited, Registration No. 2005/033680/07, a company duly registered according to the laws of the Republic of South Africa;

2.1.10. any reference to the singular includes the plural and vice versa;

2.1.11. any reference to natural persons includes legal persons and vice versa;

2.1.12. any reference to a gender includes the other genders;

2.2. The terms "holding company" and "subsidiary" shall bear the meaning assigned to them in the Companies Act, No. 61 of 1973, (as amended).

2.3. Should any provision in a definition be a substantive provision conferring rights or imposing obligations on any party, then effect shall be given to that provision as if it were a substantive provision in the body of this agreement.

2.4. Any reference to an enactment, regulation, rule or by-law is that enactment, regulation, rule or by-law as at the date of signature, and as amended or replaced from time to time.

2.5. Where any number of days is prescribed, such number shall exclude the first and include the last day, unless the last day falls on a Saturday, Sunday or public holiday in the Republic of South Africa, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday.

2.6. The use of the word "including" followed by a specific example/s shall not be construed as limiting the meaning of the general wording succeeding it and the *eiusdem generis* rule shall not be applied in the interpretation of such general wording or such specific example/s.

2.7. The expiration or termination of this agreement shall not affect those provisions of this agreement which expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding the fact that the clauses themselves do not expressly provide this.

2.8. In its interpretation, the *contra proferentem* rule of construction shall not apply (this agreement being the product of negotiations between the parties) nor shall this agreement be construed in favour of or against any party by reason of the extent to which any party or its professional advisors participated in the preparation of this agreement.

2.9. Recordals shall be binding on the parties and are not merely for information purposes.

2.10. The clause headings in this agreement have been inserted for convenience only and shall not be taken into account in its interpretation.

2.11. Words and expressions defined in any sub-clause shall, for the purposes of the clause of which that sub-clause forms part, bear the meaning assigned to such words and expressions in that sub-clause.

2.12. This agreement shall be governed by and construed and interpreted in accordance with the laws of the Republic of South Africa.

3. BACKROUND

It is recorded that the tailings agreement has been concluded between the Landlord and the Tenant. Pending transfer of the property from the Landlord to the Tenant as contemplated in the tailings agreement, the Tenant wishes to secure its rights in respect of the property and accordingly is entering into this lease agreement.

4. HIRE

The Landlord lets to the Tenant which hires the property with effect from the effective date.

5. DURATION

This lease shall commence on the commencement date and shall continue until the expiry date.

6. RENEWAL

6.1. Either party shall be entitled to renew this lease for a further period of 9 (nine) years and 11 (eleven) months from the expiry of the initial period at a rental equal to the rental payable in terms of clause 7.

6.2. The option to renew shall be exercised by either party notifying the other at least 6 (six) months prior to the termination of the initial period of the renewal in terms of this clause 6.

7. RENTAL

7.1. The monthly rental payable by the Tenant to the Landlord during each month of this lease from the commencement date shall be an amount of R........................ (................. Rand) per month excluding value added tax.

7.2. All rentals payable in terms of clause 7.1 shall be paid by the Tenant monthly in advance on the first business day of every calendar month.

7.3. All amounts payable by the Tenant to the Landlord in terms of this lease, shall be paid free of deduction and without set-off at such place as the Landlord may from time to time by notice in writing direct.

8. ASSESSMENT RATES, MUNICIPAL CHARGES AND INSURANCE

It is agreed that the Tenant shall. from the commencement date, be entitled to all benefits from the property and be liable for all obligations in respect of the property including but not limited to -

8.1. any assessment rates, fees, levies or charges which are payable to the local or any other authority in respect of the property; and

8.2. any charges payable for services rendered in respect of the property;

8.3. the premiums payable by the Landlord in respect of any insurance of, in connection with or relating to the property.

9. ELECTRICITY, WATER AND SANITARY FEES

The Tenant shall from the commencement date pay on demand to the Landlord or to the local authority or body concerned, as the Landlord may require -

9.1. the cost of all electricity, water and gas, if any, consumed on the property;

9.2. all other taxes, levies and fees which may be charged by any local or other competent authority during the term of this lease.

10. THE TENANT'S GENERAL RIGHTS AND OBLIGATIONS

The Tenant -

10.1. shall not contravene or permit the contravention of any law, by-law or statutory regulation or the conditions of any licence relating to or affecting the property;

10.2. shall not contravene or permit the contravention of -

10.2.1. any of the conditions of the title deeds under which the Landlord owns the property; or

10.2.2. any laws which the Landlord is required to observe by reason of its ownership of the property.

11. LIMITATION OF LIABILITY

11.1. The Tenant, notwithstanding anything to the contrary contained herein, shall not under any circumstances, have any claim of any nature whatsoever whether for damages, remission of rental, cancellation of this lease or otherwise against the Landlord, its employees, directors, agents or independent contractor (on whose behalf the Landlord is contracting in terms hereof) -

11.1.1. in respect of any loss of or damage caused to any articles or assets of any nature whatsoever kept on the property by the Tenant, its employees, directors, agents or invitees or in regard to the Tenant's business or any loss (including consequential loss) suffered by the Tenant, its employees, directors, agents or invitees or loss of life

and/or injury to person caused to or sustained by any person whomsoever on the property or to the Tenant, its employees, directors, agents, invitees or visitors on, about or on the property as a result of rain, water seepage or leakage howsoever occurring, hail, lightning, fire, theft, riot or civil commotion, or as a result of *vis major* or *casus fortuitous* or for any other reason whatsoever and the Tenant indemnifies the Landlord, its employees, directors, agents or independent contractors against any claims in respect of any such loss, damage, injury or loss of life, or expense, including legal costs on an attorney and client scale, which may be demanded from any one or more of such parties;

11.1.2. on account of any interruption to the supply of water, electricity or any other service howsoever arising.

11.2. The Tenant indemnifies the Landlord against any claim in terms of this clause 11 that may be made against the Landlord by any person arising out of any loss or damage suffered or sustained in or on the property in consequence of any act or omission of the Tenant and or the Landlord and or their servants and or agents.

12. TENANT'S RIGHTS

12.1. The Landlord hereby acknowledges and agrees that the Tenant intends to conduct mining operations on the property and may, pursuant to conducting such operations, require to develop infrastructure on the property.

12.2. The Tenant will subject to the consent of the Landlord, which will not be unreasonably withheld taking into account the nature of the business to be conducted by the Tenant on the property, be entitled to construct such infrastructure on the property and deposit tailings and the like on the property as the Tenant may require in order to give effect to its stated intent in 12.1.

12.3. The infrastructure constructed on the property shall remain the Tenant's and the Tenant shall on termination of this lease by the effluxion of time be

entitled to remove the infrastructure provided that it does not cause damage to the property.

13. **TERMINATION**

13.1. Notwithstanding the provisions of clause 5, this lease will terminate on the date that the property is transferred into the name of the Tenant as contemplated in the tailings agreement.

13.2. If this agreement terminates for any reason other than that stated in 13.1, the Tenant shall return the property to the Landlord in the condition which it then lies and the Landlord shall not be required to compensate the Tenant for any improvements made by the Tenant to the property as contemplated in 12.1.

14. **RENEWAL**

The Tenant shall be entitled to renew this agreement for a further period of 20 (twenty) years by giving written notice to the Landlord of its renewal of this lease at least 1 (one) year prior to the termination of this lease by the effluction of time.

15. **GENERAL**

15.1. This lease constitutes the whole agreement between the parties and no warranties or representations, whether express or implied, not stated herein shall be binding on the parties. The Tenant agrees that it shall have no claim whatsoever for rectification of any of the provisions of this lease.

15.2. No agreement at variance with the terms and conditions of this lease and no consensual cancellation hereof or of any of the terms hereof shall be binding on the parties unless reduced to a written agreement signed by or on behalf of the parties.

15.3. No relaxation or indulgence which the Landlord may show to the Tenant shall in any way prejudice or be deemed to be a waiver of its rights hereunder and, in particular, no acceptance by the Landlord of rent after due date (whether

on one or more occasions) nor any other act or omission by the Landlord or its servants shall preclude or estop it from exercising any rights enjoyed by it hereunder by reason of any subsequent payment not being made strictly on due date or by reason of any subsequent breach by the Tenant.

16. NOTICES AND DOMICILIUM

16.1. The parties choose as their domicilium citandi et executandi their respective addresses set out in this clause for all purposes arising out of or in connection with this agreement at which addresses all the processes and notices arising out of or in connection with this agreement, its breach or termination may validly be served upon or delivered to the parties.

16.2. For the purpose of this agreement the parties' respective addresses shall be –

16.2.1. as regards the Landlord at

facsimile number

Attention :

16.2.2. as regards the Tenant at

facsimile number;

Attention :;

or at such other address not being a post office box or poste restante, of which the party concerned may notify the others in writing.

16.3. Any notice given in terms of this agreement shall be in writing and shall -

16.3.1. if delivered by hand be deemed to have been duly received by the addressee on the date of delivery;

16.3.2. if transmitted by facsimile be deemed to have been received by the addressee 1 (one) business day after despatch.

16.4. Notwithstanding anything to the contrary contained in this agreement, a written notice or communication actually received by one of the parties from another including by way of facsimile transmission shall be adequate written notice or communication to such party.

17. COUNTERPARTS

This agreement may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. The counterpart of this agreement in fax form shall be conclusive evidence of the original signature and shall be as effected in law as the counterpart in original form showing the original signatures.

18. COSTS

Each party shall pay its own cost of negotiating, drafting, preparing and implementing this agreement.

SIGNED at on 2006

AS WITNESSES :

1. ______________________ For: BUFFELSFONTEIN GOLD MINES LIMITED

2. ______________________ ______________________

Duly authorised

ROUTLEDGE
MODISE
MOSS
MORRIS

SIGNED at on 2006

AS WITNESSES :

1. ______________________ For: FIRST URANIUM (PROPRIETARY) LIMITED

2. ______________________

____
Duly authorised

FIRST URANIUM CORPORATION

- and -

SIMMER & JACK MINES, LIMITED

CORPORATE OPPORTUNITY AGREEMENT

DECEMBER 20, 2006

CORPORATE OPPORTUNITY AGREEMENT

THIS AGREEMENT made as of the 20th day of December, 2006

BETWEEN:

FIRST URANIUM CORPORATION, a corporation continued under the laws of British Columbia ("**First Uranium**")

- and -

SIMMER & JACK MINES, LIMITED, a South African corporation ("**Simmer & Jack**")

WITNESSETH THAT:

WHEREAS First Uranium is a resources company focused on the development of uranium and gold projects in South Africa.

AND WHEREAS Simmer & Jack shall sell certain assets to First Uranium in connection with a reorganization and the initial public offering of First Uranium such that subsequent to such reorganization and offering, Simmer & Jack will be a controlling shareholder of First Uranium, and Simmer & Jack and First Uranium will share certain senior officers and directors in common;

AND WHEREAS the parties wish to ensure that potential conflicts of interest as they relate to the acquisition and/or development of existing or potential mineral projects are minimized through this Agreement;

NOW, THEREFORE, the Parties do hereby agree, in consideration of US$1.00 now paid by each to the other (the receipt and sufficiency of which is hereby acknowledged), as follows:

1. Definitions and Interpretation

For the purposes of this Agreement, the following definitions shall apply:

(a) "**Affiliate**" with respect to First Uranium means any Person that holds 35% or more of its issued and outstanding Common Shares;

(b) "**Agreement**" means this corporate opportunity agreement, as it may be amended from time to time by further written agreement;

(c) "**Business Day**" means a day that is not a Saturday, Sunday or a day on which banks are generally not open for business in either Johannesburg, South Africa or Toronto, Ontario;

(d) "**CIM**" means the Canadian Institute of Mining, Metallurgy and Petroleum;

(e) "**Common Shares**" means common shares in the capital of First Uranium;

(f) "**Communication**" has the meaning given thereto in Section 8;

(g) "**Confidential Information**" includes:

(i) any and all information, data, records, reports, calculations, opinions, observations, maps, charts, contracts, constating documents and other information (written or oral and whether or not noted thereon to be confidential), including trade secrets, pertaining to a Mineral Property, as well as all summaries, extracts and copies therefrom and all notes, memoranda, studies and analysis based thereon; and

(ii) the nature of any discussions or negotiations between a Party and one or more third parties with respect to a Mineral Property;

(h) "**Controlling Interest**" means the ability to vote more than 35% of the voting rights (or equivalent rights) attached to all outstanding securities (or interests) of the relevant Person (other than voting rights that are dependent upon the occurrence of an event that has not occurred or is no longer outstanding);

(i) "**Effective Date**" means the date hereof;

(j) "**Expenditures**" means expenditures incurred by a Party with respect to a Project, including:

(i) any field trip expenses incurred in examining a Project;

(ii) all direct costs of exploration, development or production activities, including metallurgical analysis or studies; and

(iii) legal, accounting and other professional fees relating to the Project;

provided, however, that where Expenditures have been incurred in a currency other than US$, then the Expenditures shall be converted into US$ using the applicable exchange rate as at December 31 of the calendar year in which such Expenditures were so incurred or, where incurred in a calendar year that has not yet expired, the date of such calculation. The applicable exchange rate shall be determined by the auditors of the applicable Party;

(k) "**LCIA**" has the meaning given thereto in Section 9(a);

(l) "**Mineral**" means minerals, rocks or other similar product that may be removed from a Mineral Property and sold, including, without limitation, gold, uranium, gems, diamonds, peat, sand, gravel and clay, as well as any product that contains Minerals, such as concentrate, sludge and dore;

(m) "**Mineral Property**" means any and all forms of title or contract which evidence the right to explore, develop or produce Minerals, including any exploration or prospecting licences or permits or similar approvals, mineral or mining claims, mining or mineral licences, concessions or leases, as well as all rights associated with such rights to explore, develop or produce, such as surface rights, water rights, hydro rights and other rights relating to exploration, development or mining operations within the applicable territory, whether contractual, statutory or otherwise;

(n) "**Non-Uranium Project**" means a Project which contains economic quantities of Minerals in addition to or other than uranium;

(o) "**Opportunity**" means the opportunity to acquire an interest in a Project from a third party, including, but not limited to, an opportunity to acquire such interest:

(i) indirectly through the acquisition of a Controlling Interest in a Project Company; and

(ii) from a sovereign state or governmental agency;

(p) "**Parties**" means First Uranium and Simmer & Jack, and their respective successors and permitted assignees;

(q) "**Person**" means an individual, body corporate, unincorporated joint venture, partnership, association, government, governmental agency, state, foundation and trust (in each case whether or not having separate legal personality);

(r) "**Project**" means one or more Mineral Properties located in the same general area within Southern Africa (whether or not contiguous) that are considered to be one project by a Party;

(s) "**Project Company**" means a Person, other than an individual that holds one or more Projects;

(t) "**Referral**" means a referral by one Party to the other Party of an Opportunity to acquire an interest in a Project; "Referred" and "Refer" have corresponding meanings, where applicable;

(u) "**Representative**" means any director, officer, employee, agent, advisor, consultant or nominee of a Party to this Agreement;

(v) "**Southern Africa**" includes South Africa, Botswana, Lesotho, Namibia, Swaziland, Mozambique, Zimbabwe, Zambia and Malawi;

(w) "**TSX**" means the Toronto Stock Exchange;

(x) "**Uranium Project**" means a Project which contains economic quantities of uranium; and

(y) "**US$**" means United States dollars.

The headings inserted in this Agreement are inserted only for convenience and in no way define, limit, or describe the scope or intent of this Agreement or affect its terms and provisions.

2. Object and Intention

The object of this Agreement is to minimize conflicts arising from competition naturally arising between First Uranium and Simmer & Jack with respect to the pursuit of new Projects within Southern Africa. It is the intention of the Parties in entering into this Agreement that Opportunities will be Referred to the Party that is likely to be in the best position to advance a Project. It is recognized that this may lead to an exceptional Referral to a Party that is never adequately compensated in return, but the Parties have put their mind to such possibility and agree that this Agreement is fair and reasonable as of the Effective Date.

3. General Principles

(a) The Parties agree that, subject to the exceptions noted herein:

(i) all Opportunities available to First Uranium in respect of a Non-Uranium Project located within Southern Africa shall be Referred to Simmer & Jack; and

(ii) all Opportunities available to Simmer & Jack in respect of a Uranium Project located within Southern Africa shall be Referred to First Uranium.

(b) Further, in order to minimize the potential for disagreement concerning the characterization of a Project as a Non-Uranium Project or as a Uranium Project, the parties agree to the inclusion of Schedule "A" which characterizes a number of known Projects as either Non-Uranium Projects or Uranium Projects.

(c) With respect to a Project not set out in Schedule "A", First Uranium and Simmer & Jack agree that where a Project includes economic quantities of both uranium and non-uranium Minerals, then the Project will be classified as a Uranium Project (and therefore for the account of First Uranium) if it is determined by the board of directors of the originating party that the Project would economically justify the construction of a uranium plant for the Project based on then current metal prices; otherwise, the Project will be classified as a Non-Uranium Project (and therefore for the account of Simmer & Jack).

(d) In making a determination as to whether a Project should be characterized as a Uranium Project or Non-Uranium Project, each of First Uranium and Simmer & Jack will act reasonably and in good faith.

4. Re-Evaluation As a Result of Exploration Work

(a) If First Uranium determines that a Project held by it is a Non-Uranium Project, then the following rules shall apply:

(i) where First Uranium has not incurred Expenditures in excess of US$1,000,000, the Project shall be offered to Simmer & Jack in consideration of an amount equal to such Expenditures; and

(ii) where First Uranium has incurred Expenditures in excess of US$1,000,000, Simmer & Jack shall be offered a joint venture arrangement with respect to the Project on terms which must be approved by each of the independent directors of both First Uranium and Simmer & Jack.

(b) If Simmer & Jack fails to give notice of its acceptance of an offer made to it under subsections 4(a)(i) or 4(a)(ii) within 30 (thirty) days, then First Uranium may develop the Project without further reference to this Agreement. First Uranium shall cooperate in the provision to Simmer & Jack of all relevant information with respect to such Project, including Confidential Information, forthwith upon request being made therefor.

(c) If Simmer & Jack determines that a Project held by it is a Uranium Project, then the following rules shall apply:

(i) where Simmer & Jack has not incurred Expenditures in excess of US$1,000,000, the Project shall be offered to First Uranium in consideration of an amount equal to such Expenditures; and

(ii) where Simmer & Jack has incurred Expenditures in excess of US$1,000,000, First Uranium shall be offered a joint venture arrangement with respect to the Project on terms which must be approved by each of the independent directors of both Simmer & Jack and First Uranium.

(d) If First Uranium fails to give notice of its acceptance of an offer made to it under subsections 4(c)(i) or 4(c)(ii) within 30 (thirty) days, then Simmer & Jack may develop the Project without further reference to this Agreement. Simmer & Jack shall cooperate in the provision to First Uranium of all relevant information with respect to such Project, including Confidential Information, forthwith upon request being made therefor.

5. Referral Process

(a) Referrals shall be made by notice, in writing, as soon as reasonably practical (and in any event within 30 (thirty) days of the date on which the Opportunity arises to the knowledge of the Party giving such notice (the "**Notifying Party**"), together with all Confidential Information pertaining to the Project (the date of such notice being the "**Notice Date**") and the terms and conditions upon which such Confidential Information must be maintained in confidence. All Confidential Information shall be held by the Entitled Party (as defined below) in accordance with such terms and conditions.

(b) The Notifying Party shall make itself available to the other Party ("**Entitled Party**") for purposes of addressing further reasonable inquiries by the other Party with respect to such Opportunity.

(c) The Entitled Party shall give notice to the Notifying Party within a further 30 (thirty) days of the Notice Date should it wish to pursue the Opportunity being Referred, in which event the Notifying Party shall have no right to pursue the Opportunity and shall cooperate fully with the Entitled Party in making all necessary introductions to facilitate a possible transaction between the Entitled Party and the third party or parties holding the Opportunity.

(d) Should the Entitled Party fail to respond to such notice within the 30 (thirty) day period following the Notice Date or should the Entitled Party respond by declining the Opportunity, then the Notifying Party may pursue the Opportunity in its sole discretion.

6. **Safe Harbours**

(a) Either Party may determine in its sole discretion whether an Opportunity is of sufficient potential significance to require a Party to apply to it the Referral provisions contained herein, provided, however, that where a Party determines to not apply the referral provisions set out herein, no such Opportunity may then be pursued by such Party. Should a Party determine in good faith that an Opportunity to acquire a Project is not worthy of Referral in circumstances where a Referral is otherwise required, no liability shall flow to the Party making such determination, provided such Party does not subsequently acquire an interest therein. Otherwise, if the Party subsequently acquires an interest in an Opportunity that it previously did not consider for Referral hereunder, the Opportunity must be considered for Referral under Section 5 hereof and held in trust pending the operation of Section 5 hereof).

(b) No Party shall be liable to another with respect to the disclosure of Confidential Information to the other Party in furtherance of a Referral (and the other Party shall indemnify the first Party with respect to any third party liability arising as a result of any such disclosures).

(c) Any action taken by a Representative of a Party hereunder shall be deemed to be action taken by such Party, unless the other Party knows otherwise.

(d) Where an Opportunity is declined by an Entitled Party (whether by actual notice or failure to respond) and the Notifying Party decides to pursue the Opportunity, the Notifying Party shall have no further obligation to inform the Entitled Party of any changes to the terms and conditions that relate to the Opportunity, provided the Notifying Party has acted in good faith in disclosing all relevant information at the time of the Referral.

(e) Either Party may designate a nominee for purposes of accepting an Opportunity Referred by the other.

7. **Non-Solicitation**

During the term hereof, neither Party shall offer employment to professional employees (including contract employees) or engineering professionals associated with mining and mineral processing of the other Party, without such other Party's written consent. The failure to comply with this provision shall give rise to damages where the employee has accepted such offer, the assessment of which shall be fixed at a sum equal to three times the annual salary (and benefits) contained in such offer. The Parties acknowledge that such sum is a genuine pre-estimate of the liquidated damages flowing from such breach. Professional employees shall include geologists, lawyers, accountants and all senior officers and directors of the relevant Party. Nothing shall preclude a Party from

appointing professional employees of the other Party to its Board of Directors, provided such appointments are non-executive appointments.

8. Notices

Any notice, direction or other communication ("**Communication**") given hereunder, irrespective of whether such Communication was required, permitted or otherwise provided pursuant to or in respect of this Agreement, shall be in writing and, if delivered, shall be deemed to have been given and received on the day it is actually received and, if mailed by registered mail, shall be deemed to have been given and received on the fifth (5th) day following such mailing and, if sent by fax or other similar form of electronic communication, shall be deemed to have been given and received on the day it was so sent if sent during normal business hours (9:00 a.m. to 5:00 p.m. local time at the place of receipt) or on the next following business day if sent outside of normal business hours. Notices in each case shall be by facsimile as follows:

If to First Uranium, 27 (11) 837 3840 (for the attention of Gordon Miller); and

If to Simmer & Jack, 27 (11) 837 3840 (for the attention of Gordon Miller).

Any Party may give, at any time, notice in writing to the other Party of any change of address of the Party giving such notice and, from and after the giving of such notice, the address or addresses therein specified shall be deemed to be the address of such Party for purposes of giving notice hereunder. If the date for performance of any obligation or the giving of any notice falls on a day that is not a Business Day, the date for performance of the obligation or the giving of the notice shall be extended to the next Business Day.

9. Arbitration

(a) Any dispute arising out of or in connection with this Agreement shall be resolved by arbitration in Toronto conducted in the English language by a single arbitrator pursuant to the rules of the London Court of International Arbitration ("**LCIA**"), save that unless the Participants agree otherwise:

(i) the LCIA shall appoint the arbitrator;

(ii) the claimant shall serve its written claim within fourteen (14) days of the arbitrator's appointment. The defence shall be served within twenty-eight (28) days after that and the reply fourteen (14) days thereafter. Each shall attach any documents relied upon. The Parties will be entitled to be represented by qualified legal practitioners. Neither Party shall be required to give general discovery of documents, but may be required only to produce specific, identified documents that are directly relevant to the dispute;

(iii) the arbitration proceedings and the decision of the arbitrator shall be confidential, subject to applicable laws;

(iv) the costs of the arbitration shall be paid as determined by the arbitrator; and

(v) the award made by the arbitrator shall be final and binding upon the Parties, except in the case of manifest error.

(b) Notwithstanding Section 9(a), should the dispute arise because the Parties disagree on whether or not a Project is a Non-Uranium Project, or a Uranium Project, then

(i) The arbitrator shall be the President of the CIM or his or her delegee ("**President**").

(ii) The President shall review only technical information where a Party claims that the Project is a Non-Uranium Project or a Uranium Project. Each Party shall be obligated to submit to the President all technical information within its possession or control, including Confidential Information, within a period of 30 (thirty) days from the date of the appointment of the President.

(iii) The President shall decide any dispute within 60 (sixty) days of his or her appointment. Where an Opportunity might otherwise be lost, and on application by any Party, the President shall determine the dispute within such accelerated time period as may be necessary to avoid a loss of the Opportunity.

(iv) The rules of Sections 9(a)(iii), (iv) and (v) shall apply *mutatis mutandis.*

10. Termination

This Agreement shall terminate on the date that Simmer & Jack is no longer an Affiliate of First Uranium.

11. General

(a) This Agreement constitutes the whole of this Agreement and encompasses the entire agreement among the Parties pertaining to Referrals. This Agreement supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties and there are no warranties, representations or other agreements among the Parties, except as specifically set forth herein.

(b) The rights and obligations in this Agreement shall be governed by and construed in accordance with the laws of Ontario and the Parties agree to submit to the exclusive jurisdiction of the courts of Ontario. The Parties agree to execute and cause to be executed such other documents, and take and cause to be taken such other actions, as are reasonably necessary to

secure and give effect to the rights and obligations granted and assumed hereunder. This Agreement may be executed in one or more counterparts (which may include counterparts delivered by facsimile) and all of those counterparts taken together shall constitute one and the same instrument.

(c) Time is of the essence of this Agreement. The failure of a Party to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit the Party's right thereafter to enforce any provision or exercise any right. No modification of this Agreement shall be valid unless made in writing and duly executed by all of the Parties. This Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the Parties. Neither of the Parties shall assign any of their rights or obligations under this Agreement without the express prior written consent of the other Party.

(d) In the event that a court or other authority of competent jurisdiction determines that any term, part, or provision of this Agreement is unenforceable, illegal, or in conflict with any laws to which this Agreement is subject, the Parties intend that such authority reform that term, part, or provision within the limits permissible under the law in such manner as to approximate most closely the intent of the Parties to this Agreement. If the court cannot make such reformation, then that term, part, or provision shall be considered severed from this Agreement, the remaining portions of this Agreement shall not be affected, and this Agreement shall be construed and enforced as if it did not contain that term, part, or provision.

(e) Each of the Parties acknowledges and confirms that it has obtained its own independent legal advice with respect to this Agreement and the negotiation thereof and the transactions contemplated thereunder.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the date first written above.

FIRST URANIUM CORPORATION

By: ______________________
Name: Gordon Miller
Title: Chief Executive Officer

SIMMER & JACK MINES, LIMITED

By: ______________________
Name: Gordon Miller
Title: Chief Executive Officer

SCHEDULE "A"

[REDACTED]

FIRST URANIUM CORPORATION

- and -

SIMMER & JACK MINES, LIMITED

MAINTENANCE AGREEMENT

MAINTENANCE AGREEMENT

THIS AGREEMENT made as of the 20th day of December, 2006

BETWEEN:

FIRST URANIUM CORPORATION, a corporation continued under the laws of British Columbia ("**First Uranium**")

- and -

SIMMER & JACK MINES, LIMITED, a South African corporation ("**Simmer & Jack**")

RECITALS:

WHEREAS First Uranium is a mineral resource company working towards the development of two uranium/gold projects deposits in South Africa;

AND WHEREAS Simmer & Jack shall sell certain assets to First Uranium in connection with a reorganization and the initial public offering of First Uranium such that subsequent to such reorganization and offering, Simmer & Jack will be a majority shareholder of First Uranium, and Simmer & Jack and First Uranium will share certain senior officers and directors in common;

AND WHEREAS Simmer & Jack is required by the South African Reserve Bank to maintain a majority voting interest in First Uranium so as to comply with SARB Approval (as defined herein), subject to certain conditions;

NOW, THEREFORE, the Parties do hereby agree, in consideration of US$1.00 now paid by each to the other (the receipt and sufficiency of which is hereby acknowledged), as follows:

1. Definitions and Interpretation

In this Agreement, the following terms shall have the following meanings:

(a) "**Affiliate**" with respect to First Uranium means any Person that holds 35% or more of its issued and outstanding Common Shares;

(b) "**Agreement**" means this maintenance agreement, as it may be amended from time to time by further written agreement;

(c) "**Applicable Law**" means any domestic or foreign statute, law (including the common law), ordinance, rule, regulation, published regulatory policy or guideline, order, judgment, injunction, decree, award or writ of any court, tribunal or other regulatory authority, arbitrator, governmental authority, or other Person having jurisdiction, or any consent, exemption, approval or license of any governmental authority that applies in whole or in part to a Party and, with respect to First Uranium, includes securities laws and all related regulations, rules and instruments, corporate law and the rules of the TSX, Johannesburg Stock Exchange and/or any other exchange or quotation system on which the securities of First Uranium are listed or traded from time to time;

(d) "**Arrangement Right**" has the meaning given thereto in Section 2(d);

(e) "**BEE Purchaser**" means a purchaser that qualifies as a "black economic empowerment" purchaser under applicable South African laws;

(f) "**Business Day**" means a day that is not a Saturday, Sunday or a day on which banks are generally not open for business in either Johannesburg, South Africa or Toronto, Ontario;

(g) "**CIM**" means the Canadian Institute of Mining, Metallurgy and Petroleum;

(h) "**Common Shares**" means the issued and outstanding common shares in the capital of First Uranium;

(i) "**Communication**" has the meaning given thereto in Section 6;

(j) "**Controlling Interest**" means the ability to vote more than 35% of the voting rights (or equivalent rights) attached to all outstanding securities (or interests) of the relevant Person (other than voting rights that are dependent upon the occurrence of an event that has not occurred or is no longer outstanding);

(k) "**Convertible Security**" means a security of First Uranium that is convertible or exercisable into or exchangeable for Common Share(s), but excludes (i) a Special Option, (ii) a Right, and (iii) the Maintenance Right;

(l) "**Effective Date**" means the date hereof;

(m) "**Exercise Notice**" has the meaning set forth in Section 3(b);

(n) "**Final Prospectus**" is the final long form prospectus of First Uranium dated December 12, 2006 in respect of the Offering;

(o) "**Incentive Security**" means an option or other security of First Uranium convertible or exercisable into or exchangeable for Common Share(s) granted pursuant to any Share Incentive Plan;

(p) "**LCIA**" has the meaning given thereto in Section 7;

(q) "**Maintenance Closing**" means the closing from time to time of the issue of the Maintenance Securities under the Maintenance Right;

(r) "**Maintenance Right**" means the right of Simmer & Jack to purchase the Maintenance Securities from First Uranium in accordance with this Agreement;

(s) "**Maintenance Securities**" has the meaning set forth in Section 2(a);

(t) "**Offering**" means an initial public offering of First Uranium's Common Shares in each of the provinces and territories of Canada;

(u) "**Original Percentage**" means the percentage of outstanding Common Shares beneficially owned by Simmer & Jack immediately prior to a Triggering Event;

(v) "**Parties**" means First Uranium and Simmer & Jack, and their respective successors and permitted assignees;

(w) "**Person**" means an individual, body corporate, unincorporated joint venture, partnership, association, government, governmental agency, state, foundation and trust (in each case whether or not having separate legal personality);

(x) "**Purchase Price**" means the purchase price for the Maintenance Securities referred to in Section 2(c);

(y) "**Representative**" means any director, officer, employee, agent, advisor or consultant of a party to this Agreement;

(z) "**Right**" means a right granted by First Uranium to all or substantially all of its holders of Common Shares (including Simmer & Jack) to purchase additional Common Shares and/or other securities of First Uranium;

(aa) "**SARB Approval**" means the approval granted by the South African Reserve Bank with respect to, *inter alia*, the sale of certain subsidiaries by Simmer & Jack to First Uranium, dated November 16, 2006, as supplemented, amended or replaced;

(bb) "**SARB Control Condition**" means any condition imposed upon Simmer & Jack to maintain beneficial ownership to a minimum percentage of outstanding Common Shares pursuant to SARB Approval;

(cc) "**Share Incentive Plan**" means any plan of First Uranium in effect from time to time pursuant to which Common Shares may be issued, or options or other

securities convertible or exercisable into or exchangeable for Common Shares may be granted, to directors, officers and/or employees of First Uranium (as well as such other Persons as permitted under the Share Incentive Plan);

(dd) "**Special Option**" means an option or other security granted by First Uranium that is convertible or exercisable into or exchangeable for Common Share(s) granted by First Uranium for nominal or indeterminate consideration pursuant to a shareholder protection plan, a shareholder rights plan or a similar plan;

(ee) "**Subsidiary**" of a Party shall mean any corporation, partnership, joint venture, limited liability company, association or other entity which such Party controls (within the meaning of National Instrument 45-106 as of the date hereof);

(ff) "**Triggering Event**" means the issue of Common Shares and/or Convertible Securities by First Uranium and, for greater certainty, includes any issue of Common Shares and/or Convertible Securities on the exercise, conversion or exchange of any Special Option, but excludes any issue of Common Shares and/or Convertible Securities:

(i) on the exercise, conversion or exchange of any previously issued Convertible Securities;

(ii) on the grant or exercise of any Right;

(iii) on the grant or exercise of the Maintenance Right;

(iv) pursuant to an over-allotment option granted by First Uranium to the underwriters in connection with the Offering;

(v) pursuant to any stock dividend, stock split, consolidation, amalgamation, share reclassification, reorganization or merger involving First Uranium or other similar event that affects all holdings of Common Shares in the same manner, on a per share basis; or

(vi) on the issue of the Waterpan Shares (as defined in the Final Prospectus) or on the grant or exercise of the Warrants (as defined in the Final Prospectus).

(gg) "**Triggering Event Closing Date**" means the date on which a Triggering Event occurs;

(hh) "**Triggering Event Notice**" has the meaning set forth in Section 3(a);

(ii) "**Triggering Event Price**" means, in respect of an issue of Common Shares and/or Convertible Securities by First Uranium pursuant to a Triggering Event, the purchase price per Common Share and/or Convertible Security to be paid for such Common Shares and/or Convertible Securities and means, in respect of an issue of Common Shares and/or Convertible Securities for consideration other

than money, the price per Common Share and/or Convertible Security, as determined by the board of directors of First Uranium acting in good faith, that would have been received by First Uranium had such Common Shares and/or Convertible Securities been issued for money; and

(jj) "**TSX**" means the Toronto Stock Exchange.

The headings inserted in this Agreement are inserted only for convenience and in no way define, limit, or describe the scope or intent of this Agreement or affect its terms and provisions.

2. General Provisions

(a) *Grant of Maintenance Right.* Subject to the provisions of this Agreement and Applicable Law, First Uranium hereby grants to Simmer & Jack the right, exercisable until the date that Simmer & Jack first fails to beneficially own at least 35% (thirty-five percent) of the outstanding Common Shares (and does not acquire Maintenance Securities on or before the Maintenance Closing to rectify such failure), to purchase on the Triggering Event Closing Date directly, or indirectly by another member of Simmer & Jack and its direct and indirect Subsidiaries, from time to time upon the occurrence of any Triggering Event up to such number of Common Shares and/or Convertible Securities issuable in connection with the Triggering Event on the same terms and conditions as those issuable in connection with the Triggering Event (the "**Maintenance Securities**") which will, when added to the Common Shares beneficially owned by Simmer & Jack immediately prior to the Triggering Event, result in Simmer & Jack beneficially owning the Original Percentage of outstanding Common Shares after giving effect to the issue of all Common Shares to be issued or issuable (pursuant to the exercise, conversion or exchange of Convertible Securities) in connection with the Triggering Event. In the event that a Triggering Event consists of an issue of both Common Shares and Convertible Securities, the Maintenance Securities shall be allocated to Simmer & Jack between Common Shares and Convertible Securities on the same *pro rata* basis as are allocated to subscribers in respect of the Triggering Event.

(b) *Mandatory Exercise.* Simmer & Jack agrees to exercise its Maintenance Right wherever necessary to comply with the SARB Control Condition, subject to such exceptions and exemptions as may be applicable thereto. For purposes of clarity, nothing herein shall preclude Simmer & Jack from selling all of its Common Shares to a pre-determined buyer or from selling Common Shares that, subsequent to such sale or sales, leave it in compliance with the SARB Control Condition.

(c) *Purchase Price.* In respect of each exercise of the Maintenance Right, the purchase price per Maintenance Security (the "**Purchase Price**") shall be equal to the greater of the Triggering Event Price and such price as may be prescribed by any securities regulator or stock exchange having jurisdiction over the issue of the Maintenance Securities to Simmer & Jack hereunder.

(d) *Arrangement Right*. Simmer & Jack agrees that, in the event that it chooses to dispose of any of its Common Shares, it will provide to First Uranium prior notice in respect of such sale and provide First Uranium with a right (the "**Arrangement Right**") to arrange for a BEE Purchaser to purchase up to 100% of the Common Shares intended to be sold by Simmer & Jack on terms that are acceptable to Simmer & Jack, acting reasonably. The Arrangement Right will expire 60 days following the date of the giving of the aforementioned prior notice.

(e) *Stock Exchange and Other Consents*. Each of the Parties shall use all reasonable commercial efforts to take, or cause to be taken, all actions, and to do, or cause to be done as promptly as practicable, all things necessary, proper or advisable under Applicable Law to consummate and make effective the transactions contemplated by this Agreement, including obtaining any governmental, regulatory, stock exchange or other consents, transfers, orders, qualifications, waivers, authorizations, exemptions and approvals, providing all notices and making all registrations, filings and applications necessary or desirable for the consummation of the transactions contemplated by this Agreement, including any filings with governmental or regulatory agencies. First Uranium shall forthwith notify Simmer & Jack if as a condition of obtaining any applicable regulatory approvals, including securities regulatory and stock exchange approval, the Purchase Price must be an amount greater than the Triggering Event Price and shall keep Simmer & Jack fully informed and allow Simmer & Jack to participate in any communications with such stock exchange regarding the exercise of the Maintenance Right.

(f) *Expenses*. Except as otherwise specifically provided in this Agreement, each Party shall bear its own expenses incurred in connection with this Agreement and in connection with all obligations required to be performed by each of them under this Agreement.

(g) *Publicity*. The Parties shall, subject to their respective legal obligations and Applicable Law, consult with each other, and use reasonable efforts to agree upon the text of any written press release relating to this Agreement or the transactions contemplated hereby, before issuing any such press release.

3. Exercise of Maintenance Right

(a) First Uranium shall give Simmer & Jack notice (a "**Triggering Event Notice**") as soon as practicable (i) following a determination by First Uranium to effect a Triggering Event other than a Triggering Event that arises as a result of the grant or exercise of a Special Option and (ii) following the exercise of a Special Option. Each Triggering Event Notice shall include the number of Maintenance Securities that Simmer & Jack shall be entitled to purchase as a result of the applicable Triggering Event, a calculation demonstrating how such number was determined, the Triggering Event Price and the anticipated Triggering Event Closing Date and the terms and conditions of the Maintenance Securities, if other than Common

Shares. First Uranium shall also give Simmer & Jack notice as soon as practicable following the grant of a Special Option.

(b) Subject to the provisions hereof, the Maintenance Right shall, in each instance, be exercisable by Simmer & Jack at any time during a period of ten (10) Business Days following receipt in accordance with Section 6 of the Agreement of a Triggering Event Notice, provided that Simmer & Jack shall make its determination as to whether to exercise the Maintenance Right in respect of such Triggering Event as soon as practicable and shall promptly deliver an irrevocable notice (an "**Exercise Notice**") in writing addressed to First Uranium confirming that it will exercise the Maintenance Right in respect of such Triggering Event, specifying the number of Maintenance Securities that it will purchase and the member(s) of Simmer & Jack and all of its direct and indirect Subsidiaries, to whom such Maintenance Securities are to be issued, if other than Simmer & Jack. If First Uranium does not receive an Exercise Notice in respect of a Triggering Event Notice within such 10 (ten) Business Day period, Simmer & Jack shall be deemed to have not exercised the Maintenance Right in respect of the Triggering Event to which such Triggering Event Notice relates and the Maintenance Right shall be deemed to have expired in respect of such Triggering Event.

(c) Subject to Applicable Law, the Maintenance Closing in respect of the issue of the Maintenance Securities shall occur on the Triggering Event Closing Date or such later date as the Parties may agree upon.

(d) The obligation of First Uranium to consummate the sale of the Maintenance Securities under this Agreement is subject to the fulfilment, prior to or at the Maintenance Closing, of each of the following conditions, any of which may be waived by First Uranium in writing:

(i) Simmer & Jack shall have performed and complied in all material respects with the agreements and covenants required by this Agreement to be performed or complied with by Simmer & Jack prior to or at the Maintenance Closing;

(ii) there shall not be in effect any injunction or restraining order issued by a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by this Agreement nor shall there be any investigation or proceeding pending before any court or governmental authority seeking to prohibit the consummation of the transactions contemplated by this Agreement;

(iii) no Applicable Law shall have been enacted by any governmental authority which prohibits the consummation of the transactions contemplated by this Agreement or makes such consummation illegal;

(iv) the closing of the issue and sale of the securities constituting the Triggering Event shall have occurred prior to, or shall occur concurrently with, the Maintenance Closing;

(v) any stock exchange upon which the Common Shares shall then be listed and any other securities regulator having jurisdiction and whose approval is required shall have approved the issue and sale of such Maintenance Securities on the terms described herein; and

(vi) Simmer & Jack shall have provided evidence satisfactory to First Uranium and its counsel, acting reasonably, that the issue and sale of the Maintenance Securities to Simmer & Jack is exempt from the prospectus and registration requirements, or the equivalent thereof, in all applicable jurisdictions.

(e) The obligation of Simmer & Jack to consummate the purchase of the Maintenance Securities under this Agreement is subject to the fulfilment, prior to or at the Maintenance Closing, of each of the following conditions, any of which may be waived by Simmer & Jack in writing:

(i) First Uranium shall have performed and complied in all material respects with the agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Maintenance Closing;

(ii) there shall not be in effect any injunction or restraining order issued by a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by this Agreement, nor shall there be any investigation or proceeding pending before any court or governmental authority seeking to prohibit the consummation of the transactions contemplated by this Agreement;

(iii) no Applicable Law shall have been enacted by any governmental authority which prohibits the consummation of the transactions contemplated by this Agreement or makes such consummation illegal; and

(iv) any stock exchange upon which the Common Shares shall then be listed and any other securities regulator having jurisdiction and whose approval is required shall have approved of the issue and sale of such Maintenance Securities on the terms described herein.

(f) At or prior to the time of the Maintenance Closing,

(i) First Uranium shall deliver, or cause to be delivered, to Simmer & Jack certificates representing the Maintenance Securities registered in the name of First Uranium or such member of Simmer & Jack and all of its direct and indirect Subsidiaries, as is designated in writing by First Uranium;

(ii) Simmer & Jack or such member of any of its direct and indirect Subsidiaries, as is designated in writing by Simmer & Jack shall deliver to First Uranium payment of the Purchase Price by certified cheque or wire or other electronic funds transfer; and

(iii) The Parties shall deliver any documents required to evidence the requirements set out in Sections 3(d) and 3(e).

4. No Obligations Unless Maintenance Right Exercised

Nothing herein contained or done pursuant hereto shall (save as otherwise specifically provided in Section 2(b)) obligate Simmer & Jack to purchase or pay for, or shall obligate First Uranium to issue, the Maintenance Securities except upon the exercise by Simmer & Jack of the Maintenance Right in accordance with the provisions of this Agreement and compliance with all other conditions precedent to such issue and purchase contained in this Agreement.

5. No Rights As Holder of Maintenance Securities

Simmer & Jack shall not have any rights whatsoever as a holder of any of the Maintenance Securities (including any right to receive dividends or other distributions therefrom or thereon) until Simmer & Jack shall have duly acquired the Maintenance Securities.

6. Notices

Any notice, direction or other communication ("**Communication**") given hereunder, irrespective of whether such Communication was required, permitted or otherwise provided pursuant to or in respect of this Agreement, shall be in writing and, if delivered, shall be deemed to have been given and received on the day it is actually received and, if mailed by registered mail, shall be deemed to have been given and received on the fifth (5th) day following such mailing and, if sent by fax or other similar form of electronic communication, shall be deemed to have been given and received on the day it was so sent if sent during normal business hours (9:00 a.m. to 5:00 p.m. local time at the place of receipt) or on the next following business day if sent outside of normal business hours. Notices in each case shall be by facsimile as follows:

If to First Uranium, 27 (11) 837 3840 (for the attention of Gordon Miller); and

If to Simmer & Jack, 27 (11) 837 3840 (for the attention of Gordon Miller).

Any Party may give, at any time, notice in writing to the other Party of any change of address of the Party giving such notice and, from and after the giving of such notice, the address or addresses therein specified shall be deemed to be the address of such Party for purposes of giving notice hereunder. If the date for performance of any obligation or the giving of any notice falls on a day that is not a Business Day, the date for performance of the obligation or the giving of the notice shall be extended to the next Business Day.

7. Arbitration

Any dispute arising out of or in connection with this Agreement shall be resolved by arbitration in Toronto conducted in the English language by a single arbitrator pursuant to the rules of the London Court of International Arbitration ("**LCIA**"), save that unless the Participants agree otherwise:

(a) the LCIA shall appoint the arbitrator;

(b) the claimant shall serve its written claim within 14 (fourteen) days of the arbitrator's appointment. The defence shall be served within 28 (twenty-eight)days after that and the reply 14 (fourteen) days thereafter. Each shall attach any documents relied upon. The Parties will be entitled to be represented by qualified legal practitioners. Neither Party shall be required to give general discovery of documents, but may be required only to produce specific, identified documents that are directly relevant to the dispute;

(c) the arbitration proceedings and the decision of the arbitrator shall be confidential, subject to applicable laws;

(d) the costs of the arbitration shall be paid as determined by the arbitrator; and

(e) the award made by the arbitrator shall be final and binding upon the Parties, except in the case of manifest error.

8. Termination

This Agreement shall terminate on the date that Simmer & Jack is no longer an Affiliate of First Uranium.

9. General

(a) This Agreement constitutes the whole of this Agreement and encompasses the entire agreement among the Parties pertaining to pre-emptive rights to acquire securities. This Agreement supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties and there are no warranties, representations or other agreements among the Parties, except as specifically set forth herein.

(b) The rights and obligations in this Agreement shall be governed by and construed in accordance with the laws of Ontario and the Parties agree to submit to the exclusive jurisdiction of the courts of Ontario. The Parties agree to execute and cause to be executed such other documents, and take and cause to be taken such other actions, as are reasonably necessary to secure and give effect to the rights and obligations granted and assumed hereunder. This Agreement may be executed in one or more counterparts (which may include counterparts delivered by facsimile) and all of those counterparts taken together shall constitute one and the same instrument.

(c) Time is of the essence of this Agreement. The failure of a Party to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit the Party's right thereafter to enforce any provision or exercise any right. No modification of this Agreement shall be valid unless made in writing and duly executed by all of the Parties. This Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the Parties. Neither of the Parties shall assign any of their rights or obligations under this Agreement without the express prior written consent of the other Party.

(d) In the event that a court or other authority of competent jurisdiction determines that any term, part, or provision of this Agreement is unenforceable, illegal, or in conflict with any laws to which this Agreement is subject, the Parties intend that such authority reform that term, part, or provision within the limits permissible under the law in such manner as to approximate most closely the intent of the Parties to this Agreement. If the court cannot make such reformation, then that term, part, or provision shall be considered severed from this Agreement, the remaining portions of this Agreement shall not be affected, and this Agreement shall be construed and enforced as if it did not contain that term, part, or provision.

(e) Each of the Parties acknowledges and confirms that it has obtained its own independent legal advice with respect to this Agreement and the negotiation thereof and the transactions contemplated thereunder.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the date first written above.

FIRST URANIUM CORPORATION

By: ______________________
Name: Gordon Miller
Title: Chief Executive Officer

SIMMER & JACK MINES, LIMITED

By: ______________________
Name: Gordon Miller
Title: Chief Executive Officer

FIRST URANIUM CORPORATION

\- and -

SIMMER & JACK MINES, LIMITED

SHARED SERVICES AGREEMENT

SHARED SERVICES AGREEMENT

THIS AGREEMENT made as of the 20th day of December, 2006

BETWEEN:

FIRST URANIUM CORPORATION, a corporation continued under the laws of British Columbia ("**First Uranium**")

- and -

SIMMER & JACK MINES, LIMITED, a South African corporation ("**Simmer & Jack**")

RECITALS:

WHEREAS First Uranium is a mineral resource company working towards the development of two uranium/gold projects in South Africa;

AND WHEREAS Simmer & Jack shall sell certain assets to First Uranium in connection with a reorganization and the initial public offering of First Uranium such that subsequent to such reorganization and offering, Simmer & Jack will be a majority shareholder of First Uranium, and First Uranium will own or control certain corporations previously owned by Simmer & Jack;

AND WHEREAS Simmer & Jack has agreed to provide or cause to be provided by any of its subsidiaries to First Uranium and to the Subsidiaries (as defined below), certain services as set out in this Agreement;

NOW, THEREFORE, the Parties do hereby agree, in consideration of US$1.00 now paid by each to the other (the receipt and sufficiency of which is hereby acknowledged), as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 In this Agreement, including the premises hereto, this section, the words and phrases set forth below shall having the meaning ascribed thereto, namely:

1.1.1 "**Agreement**" means this shared services agreement, and the expressions "above", "below", "herein", "hereto", "hereof" and similar expressions refer to this Agreement;

1.1.2 **Business Day**" means a day that is not a Saturday, Sunday or a day on which banks are generally not open for business in either Johannesburg, South Africa or Toronto, Ontario;

1.1.3 "**day**" means a calendar day;

1.1.4 "**Effective Date**" means the date hereof;

1.1.5 "**Management Advice**" means advice, information or assistance provided by senior officers and directors of Simmer & Jack, as well as technical and accounting personnel, concerning strategic, financial, business development or operational matters, including project management advice in respect of First Uranium's Buffelsfontein and Ezulwini projects, advice with respect to the preparation of First Uranium's financial statements, and introductions to governmental, shareholder, financial and other present and potential stakeholder interests;

1.1.6 "**Offering**" means an initial public offering of First Uranium's common shares in each of the provinces and territories of Canada;

1.1.7 "**Party**" means Simmer & Jack or First Uranium (collectively, the "**Parties**");

1.1.8 "**Salary Costs**" means all costs of an employee, including salary, benefits and other costs (whether paid in cash, in kind or otherwise);

1.1.9 "**Subsidiaries**" of First Uranium shall mean any corporation, partnership, joint venture, limited liability company, association or other entity which First Uranium controls (within the meaning of National Instrument 45-106 as of the date hereof), including, without limitation, First Uranium (Proprietary) Limited and Ezulwini Mining Company (Proprietary) Limited;

1.1.10 **"Vulisango Management Agreement"** means the letter of understanding dated September 26, 2006 in respect of the provision of BEE advisory and consulting services to be provided by Vulisango Holdings (Proprietary) Ltd.

1.1.11 "**ZAR**" means the South African Rand.

1.2 The headings inserted in this Agreement are inserted only for convenience and in no way define, limit, or describe the scope or intent of this Agreement or affect its terms and provisions.

1.3 In this Agreement, words importing persons include corporations and vice versa, words importing the masculine gender include the feminine and neuter genders and vice versa, and words importing the singular include the plural and vice versa.

1.4 All amounts of money which are referred to in this Agreement are expressed in lawful money of the Republic of South Africa unless otherwise specified.

2. SCOPE OF SERVICES

2.1 During the term of this Agreement, Simmer & Jack shall provide to First Uranium and/or the Subsidiaries the following services as required by First Uranium and/or the Subsidiaries:

2.1.1 project management and technical services;

2.1.2 cash management and investment services;

2.1.3 accounting, treasury and financial services;

2.1.4 corporate secretarial services;

2.1.5 human resource and staffing services, including payroll and benefits administration; and

2.1.6 such other services as may be required by First Uranium and which Simmer & Jack is able and willing to provide.

2.2 First Uranium may, on no less than 30 (thirty) days notice to Simmer & Jack, advise Simmer & Jack that certain of the services to be provided under this Agreement shall no longer be required.

3. SERVICES TO BE PROVIDED UNDER THIS AGREEMENT

3.1 Availability of Simmer & Jack Personnel

3.1.1 First Uranium acknowledges that Simmer & Jack is not required to devote its personnel and resources exclusively to or for the benefit of First Uranium.

3.1.2 Simmer & Jack makes no assurance that the services to be provided by Simmer & Jack will be available at all times and acknowledges that, as a result of services to be performed for Simmer & Jack, its personnel will generally be available to devote only a portion of their time to the business of First Uranium.

3.1.3 Simmer & Jack may need to assign Simmer & Jack employees, other than those that provide Management Advice to First Uranium, to work on either a full or part time basis in order to provide the services to be provided hereunder, including project management and technical services, cash management and investment services, accounting, treasury and financial services, corporate secretarial services and human resource and staffing services.

3.2 Risk Management

Simmer & Jack agrees to provide advice to First Uranium on risk management matters generally and to include First Uranium and the Subsidiaries as named insureds on all its policies of insurance from time to time in order to ensure that First Uranium will be covered in respect of property, plant and equipment, directors' and officers' liability (including liability that might flow from negligent statements made in the prospectus pertaining to the Offering), public liability, environmental liability, occupiers' liability and business against the same risks and subject to the same policy limits as Simmer & Jack's other operations. In the event of a claim, Simmer & Jack agrees to co-operate with First Uranium to take such steps as may be necessary or desirable to file proof of loss with the insurers and obtain settlement of the claim. First Uranium shall be responsible for its share of the premiums payable by Simmer & Jack in respect of the coverage provided to First Uranium.

4. FEES AND EXPENSES

4.1 First Uranium will reimburse Simmer & Jack for all costs reasonably incurred by Simmer & Jack in connection with any services provided by it or any of its subsidiaries pursuant to the terms and conditions of this Agreement.

4.2 First Uranium will reimburse Simmer & Jack 50% of the management fee that Simmer & Jack pays pursuant to the Vulisango Management Agreement provided that First Uranium is not required to pay more than ZAR 125,000 per month in respect of the foregoing. In the event this Agreement is terminated and First Uranium continues to want access to the services provided pursuant to the Vulisango Management Agreement, then First Uranium and Simmer & Jack agree to enter into a separate agreement governing First Uranium's access to such services on similar terms and conditions as set out herein.

4.3 Time spent on services hereunder by management, employees or consultants of Simmer & Jack or its subsidiaries will be recorded on an hourly basis by such persons (with no requirement for partial hours to be recorded and waiver of all time less than 30 (thirty) minutes in duration).

4.4 All Salary Costs for employees of Subsidiaries shall be paid directly by First Uranium.

4.5 Quarterly Review

4.5.1 The fees payable under this Agreement shall be reviewed by the Parties on a quarterly basis.

4.5.2 The purpose of such review is to ensure that the amounts payable hereunder are neither insufficient (so as to generate a loss) nor excessive (so as to generate a profit), as the case may be, for Simmer & Jack.

4.5.3 Simmer & Jack will act reasonably and in good faith in the determination of the costs and fees charged to First Uranium under this Agreement and shall, among other things, ensure that there is no duplication of such costs and fees.

5. INVOICES AND PAYMENT

5.1 Invoicing

5.1.1 Simmer & Jack shall submit a detailed invoice each month for costs to be reimbursed and fees and other compensation to which it is entitled.

5.1.2 Each invoice shall describe in reasonable detail the costs for which reimbursement is sought and the fees or other compensation for which payment is sought, all of which shall be expressed in ZAR.

5.1.3 Any value added tax that may be payable shall be added to the relevant fees or other compensation and shall be paid by First Uranium.

5.1.4 Payment shall be made by First Uranium within 30 (thirty) days after receipt of the invoice at Simmer & Jack's offices in Southdale, South Africa, or at such other place in South Africa designated by Simmer & Jack.

5.1.5 To the extent it is necessary to secure the consent of any government or governmental agency to any payment to Simmer & Jack by First Uranium in ZAR, First Uranium agrees to use reasonable efforts to secure such consent.

5.1.6 Upon request of First Uranium, Simmer & Jack will prepare and submit an estimate of the costs and/or fees or other compensation of any assistance requested by First Uranium pursuant to this Agreement prior to the rendering thereof.

5.2 Records and Compensation

5.2.1 Simmer & Jack shall keep or cause to be kept complete and accurate records of all costs and expenses incurred by it in the performance of its obligations under this Agreement.

5.2.2 All such records shall be kept so as to be readily susceptible to standard auditing tests.

5.2.3 Costs and expenses shall include, without limitation, all direct costs and expenses incurred by Simmer & Jack in the performance of such obligations and fully allocated indirect costs and expenses, including salaries and benefits of Simmer & Jack personnel providing services to First Uranium under this Agreement, based on such reasonable policies and procedures for allocation as may be agreed on by Simmer & Jack and First Uranium.

5.2.4 First Uranium or its duly authorized representative shall have the right, at its expense, during reasonable business hours during the term of this Agreement and for two years thereafter to inspect the records and accounts of Simmer & Jack pertaining hereto and make such audit thereof as First Uranium may deem necessary.

5.2.5 Simmer & Jack and First Uranium may from time to time agree upon accounting procedures to eliminate unnecessary detailing of indirect and overhead costs and other matters.

6. TAXES

First Uranium shall pay, at its cost, all registration fees, remittance fees, stamp taxes and similar taxes and charges, if any, that are assessed upon this Agreement or upon payments made hereunder provided, however, that First Uranium shall not be liable for taxes in the nature of income taxes upon the income of Simmer & Jack in relation to the payment of compensation to Simmer & Jack in excess of Simmer & Jack's costs under this Agreement.

7. TERM OF THE AGREEMENT

This Agreement shall commence on the Effective Date and continue until terminated. This Agreement may be terminated:

7.1.1 by either Party giving written notice of termination to the other Party not less than 180 (one hundred and eighty) days prior to the termination date designated in such notice; and

7.1.2 by either Party giving notice with immediate effect, in the event that the other Party becomes insolvent, bankrupt, files a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, or winding-up, makes a general assignment for the benefit of its creditors, or admits in writing its inability to pay its debts as they become due;

provided that in no event shall Simmer & Jack give notice to First Uranium pursuant to Section 7.1.1 so long as Simmer & Jack continues to hold at least a 50% equity interest in First Uranium.

8. LOSSES AND LIABILITIES

8.1 Except as herein otherwise provided, neither Party (the "**first party**") shall be liable to the other Party (the "**second party**") for any losses or liabilities sustained or incurred by the second party, except such losses and liabilities as may result from the first party's gross negligence or willful misconduct or from the willful and intentional breach by the first party of one or more of the provisions of this Agreement, and then only to the extent that such losses and liabilities are not covered by the second party's insurance.

8.2 Under no circumstances shall either Party be liable to the other for indirect or consequential damages.

8.3 Notwithstanding Section 8.1 and 8.2, First Uranium hereby indemnifies and agrees to hold Simmer & Jack harmless from and against any and all claims, demands, suits, actions, losses, damages and liability of whatsoever nature arising directly or indirectly out of the performance or purported performance of services or other obligations under this Agreement by Simmer & Jack or its employees, agents or contractors, except only as and to the extent the same arise directly from the gross negligence or willful misconduct of or the willful and intentional breach of this Agreement by Simmer & Jack or its employees or agents. First Uranium will indemnify Simmer & Jack as aforesaid in respect of claims by and liability to anyone sustained by Simmer & Jack by reason of anyone relying on information furnished by or purporting to be furnished by First Uranium to Simmer & Jack for the purposes of this Agreement. First Uranium will also bear all risk and will indemnify Simmer & Jack as aforesaid in respect of claims by and liability to anyone sustained by Simmer & Jack by reason of Simmer & Jack, its employees or agents acting or omitting to act on instructions and authorization of First Uranium or accepted by Simmer & Jack in good faith as being made with the authority of First Uranium. This provision shall survive any termination of this Agreement.

9. REPRESENTATIONS AND WARRANTIES

Each of the Parties represents and warrants to each other Party:

9.1 that it has the capacity to enter into and perform this Agreement and all the obligations contemplated herein and that all corporate and other actions required to authorize it to enter into and perform this Agreement have been properly taken;

9.2 that it is duly incorporated or continued and validly existing under the laws of its jurisdiction of incorporation and that it has the corporate power and capacity to own its assets and to enter into and perform its obligations under this Agreement;

9.3 that this Agreement has been duly authorized and duly executed and delivered by such Party and constitutes a valid and binding obligation enforceable in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies;

9.4 that the execution, delivery and performance of this Agreement does not and will not contravene the provisions of its articles, by-laws, or other constating documents, or the provisions of any indenture, agreement or other instrument to which such Party is a party or by which such Party is bound; and

9.5 that all of the foregoing representations and warranties will continue to be true and correct during the continuance of the Agreement.

10. GENERAL

10.1 Assignment

This Agreement shall not be assigned in whole or in part by either Party without the prior written consent of the other Party; provided that this section shall not preclude or restrict Simmer & Jack from engaging such contractors (subject to the applicable provisions of this Agreement) as it deems necessary or prudent to perform in whole or in part any of the services required to be provided by Simmer & Jack under this Agreement.

10.2 Progress Updates

The Parties shall at all times keep each other informed of all its efforts in the implementation of its obligations hereunder.

10.3 Force Majeure

10.3.1 If Simmer & Jack is unable, wholly or in part, by reason of any occurrence beyond its reasonable control, to carry out any obligation under this Agreement, the performance of such obligation, to the extent and during the time that it is so affected, shall be suspended. Simmer & Jack shall notify First Uranium promptly of such circumstances and exercise due diligence in attempting to perform its obligations.

10.3.2 Simmer & Jack shall use its best efforts to reinstate the services suspended under this provision as soon as practicable and to mitigate the adverse effects on First Uranium of such suspension.

10.3.3 Fees under this Agreement shall be reduced proportionally to reflect the non-performance of those services suspended under this provision.

10.4 Remedies

Each Party's right of termination is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated, all further obligations and liabilities of the Parties under this Agreement will terminate, save and except as may be otherwise specified in this Agreement; provided, however, that if this Agreement is terminated by a Party because of a breach of the Agreement by the other Party or because one or more of the conditions to the terminating Party's obligations under this Agreement is not satisfied as a result of the other Party's failure to comply with its obligations under this Agreement, the terminating Party's right to pursue all legal remedies will survive such termination unimpaired.

10.5 Costs

Each Party will be responsible for and bear all of its own costs and expenses (including, without limitation, any broker's or finder's fees and the expenses of its representatives) incurred at any time in connection with pursuing, negotiating and consummating the transactions contemplated hereby.

10.6 Notices

All notices and communications which may be or are required to be given by either Party to the other shall be in writing and hand-delivered, sent by fax or sent by internationally recognized air-courier (such as Federal Express or DHL) to the Parties, at the following facsimile numbers, and shall be effective upon receipt:

If to First Uranium, 27 (11) 837 3840 (for the attention of Gordon Miller); and

If to Simmer & Jack, 27 (11) 837 3840 (for the attention of Gordon Miller).

10.7 Governing Law

The formation, interpretation, and performance of this Agreement shall be governed by and construed in accordance with the laws of Ontario. Any terms or agreements herein which by their nature may or must be performed or occur after termination of this Agreement shall survive such termination.

10.8 Arbitration

Any dispute arising out of or in connection with this Agreement shall be resolved by arbitration in Toronto conducted in the English language by a single arbitrator pursuant to the rules of the London Court of International Arbitration (**"LCIA"**), save that unless the Participants agree otherwise:

(i) the LCIA shall appoint the arbitrator who shall be either a Canadian or South African Chartered Accountant;

(ii) the claimant shall serve its written claim within fourteen (14) days of the arbitrator's appointment. The defence shall be served within twenty-eight (28) days after that and the reply fourteen (14) days thereafter. Each shall attach any documents relied upon. The Parties will be entitled to be represented by qualified legal practitioners. Neither Party shall be required to give general discovery of documents, but may be required only to produce specific, identified documents that are directly relevant to the dispute;

(iii) the arbitration proceedings and the decision of the arbitrator shall be confidential, subject to applicable laws;

(iv) the costs of the arbitration shall be paid as determined by the arbitrator; and

(v) the award made by the arbitrator shall be final and binding upon the Parties, except in the case of manifest error.

10.9 Entire Agreement

This sets forth the entire Agreement between the Parties and supersedes all prior understandings and communications between the Parties or any of them, oral or written. This Agreement shall inure to the benefit of and be binding on the Parties and their respective heirs, executors, administrators, successors and permitted assigns. The Parties shall, without further consideration, from time to time execute and deliver further instruments and assurances as may be reasonably required to carry out the terms and intent of this Agreement.

10.10 Invalidity

In case any one or more of the provisions of this Agreement or any application thereof shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement and other application thereof will not in any way be affected or impaired thereby.

10.11 Counterparts

This Agreement may be executed in separate counterparts, each of which shall be deemed to be an original but all of which, taken together, shall constitute one and the same instruments.

10.12 No Third Party Benefits

Nothing contained in this Agreement shall confer any rights upon any person who, or entity which, is not a party or assignee of a Party to this Agreement.

10.13 Compliance with Law

Each of the Parties shall comply, and use its best efforts to ensure compliance by all of its employees, agents and contractors, with all applicable laws, statutes, rules, regulations, orders, and permit and license terms and conditions of all federal, state or provincial, and local governments and governmental agencies, and all applicable orders of courts and administrative tribunals of competent jurisdiction, affecting the business and operations of First Uranium.

10.14 Power of First Uranium

Nothing herein shall affect the overall powers and duties of the Board of Directors and the management of First Uranium to manage the affairs of First Uranium.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the date first written above.

FIRST URANIUM CORPORATION

By: ____________________
Name: Gordon Miller
Title: Chief Executive Officer

SIMMER & JACK MINES, LIMITED

By: ____________________
Name: Gordon Miller
Title: Chief Executive Officer

EZULWINI MINING RIGHT AGREEMENT

between

SIMMER & JACK MINES, LIMITED

and

EZULWINI MINING COMPANY (PROPRIETARY) LIMITED

ROUTLEDGE
MODISE
MOSS ATTORNEYS
MORRIS

TABLE OF CONTENTS

AGREEMENT

1. PARTIES

1.1. The parties to this agreement are -

1.1.1. Simmer & Jack Mines, Limited; and

1.1.2. Ezulwini Mining Company (Proprietary) Limited

1.2. The parties agree as set out below.

2. INTERPRETATION

2.1. In this agreement, unless clearly inconsistent with or otherwise indicated by the context –

2.1.1. "the/this agreement" means the agreement set out in this document and the appendices hereto;

2.1.2. "Ezulwini" means Ezulwini Mining Company (Proprietary) Limited, (Registration Number 2004/028460/07), a company duly registered according to the company laws of the Republic of South Africa;

2.1.3. "the date of signature" means the date of signature of this agreement by the last party signing;

2.1.4. "the effective date" means the date of filing of the Preliminary Prospectus with the Toronto Stock Exchange by First Uranium in respect of the IPO;

2.1.5. "First Uranium" means First Uranium Corporation (BCCorporate Number C0777 384), a corporation duly continued under the Business Corporations Act of the Province of British Columbia, Canada;

2.1.6. "the mining right" means the mining right for gold ore, silver ore, uranium ore and aggregate (from waste rock dumps) over various portions of the farms Jachtfontein 344 I.Q. Modderfontein 345 I.Q. and Waterpan 292 I.Q., district of Westonaria held under Grant of Mining Right No. GP 30/5/1/2/2(38) MR;

2.1.7. "Minister" means the Minister of Minerals and Energy;

2.1.8. "MPRDA" means the Mineral and Petroleum Resources Development Act 28 of 2002;

2.1.9. "Simmer & Jack" means Simmer and Jack Mines, Limited (Registration Number 1924/007778/06), a company duly registered and incorporated according to the company laws of the Republic of South Africa;

2.1.10. any reference to the singular includes the plural and vice versa;

2.1.11. any reference to natural persons includes legal persons and vice versa; and

2.1.12. any reference to a gender includes the other genders.

2.2. Should any provision in a definition be a substantive provision conferring rights or imposing obligations on any party, then effect shall be given to that provision as if it were a substantive provision in the body of this agreement.

2.3. Any reference to an enactment, regulation, rule or by-law is that enactment, regulation, rule or by-law as at the date of signature, and as amended or replaced from time to time.

2.4. Where any number of days is prescribed, such number shall exclude the first and include the last day, unless the last day falls on a Saturday, Sunday or public holiday in the Republic of South Africa, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday.

2.5. The use of the word "including" followed by a specific example/s shall not be construed as limiting the meaning of the general wording succeeding it and the *eiusdem generis* rule shall not be applied in the interpretation of such general wording or such specific example/s.

2.6. The expiration or termination of this agreement shall not affect those provisions of this agreement which expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding the fact that the clauses themselves do not expressly provide this.

2.7. In its interpretation, the *contra proferentem* rule of construction shall not apply (this agreement being the product of negotiations between the parties) nor shall this agreement be construed in favour of or against any party by reason of the extent to which any party or its professional advisors participated in the preparation of this agreement.

2.8. Recordals shall be binding on the parties and are not merely for information purposes.

2.9. All amounts payable in terms of this agreement are exclusive of VAT unless otherwise indicated.

2.10. The clause headings in this agreement have been inserted for convenience only and shall not be taken into account in its interpretation.

2.11. Words and expressions defined in any sub-clause shall, for the purposes of the clause of which that sub-clause forms part, bear the meaning assigned to such words and expressions in that sub-clause.

2.12. This agreement shall be governed by and construed and interpreted in accordance with the laws of the Republic of South Africa.

3. RECORDAL

3.1. It is recorded that the mining right has been awarded and registered in the name of Simmer & Jack by the Department of Minerals and Energy.

3.2. It is the intention of Simmer & Jack and First Uranium that First Uranium will list on the Toronto Stock Exchange. Pursuant to such listing Ezulwini will become an indirect subsidiary of First Uranium and Simmer & Jack will, inter alia, convert its shareholding in Ezulwini to a shareholding in First Uranium.

3.3. Arising out of the above, the parties intend that Simmer & Jack will, pursuant to section 11 of the MPRDA, apply to the Minister to cede, assign, transfer and make over to Ezulwini the mining right on such terms and conditions as the Minister may prescribe.

4. TRANSFER OF THE MINING RIGHT

4.1. Simmer & Jack undertakes to apply to the Minister to transfer the mining right to Ezulwini and to sign such documents and do such things and take all

necessary steps as may be required to procure that the mining right is transferred to and registered in the name of Ezulwini in accordance with the provisions of section 11 of the MPRDA and the Mining Titles Registration Act, No. 16 of 1967.

4.2. In giving effect to the above undertaking Simmer & Jack acknowledges, *inter alia*, that the consent of the Minister will be required and accordingly agrees to do whatever may be required in order to obtain the Minister's consent to such transfer of the mining right to Ezulwini.

4.3. Ezulwini agrees, in order to give effect to the provisions of clause 4.1, to sign all such documents and do all such things and take all necessary steps as may be required to procure that the Mining Right is transferred and registered in the name of to Ezulwini in accordance with the provisions of section 11 of the MPRDA and the Mining Titles Registration Act No. 16 of 1967.

5. BREACH

Should any party ("the defaulting party") commit a breach of any of the provisions of this agreement, then the other party ("the aggrieved party") shall be obliged to give the defaulting party 14 (fourteen) days' written notice or such longer period as may reasonably be required in the circumstances, to remedy the breach. If the defaulting party fails to comply with such notice, the aggrieved party shall be entitled to claim immediate payment and/or specific performance by the defaulting party of all the defaulting party's obligations whether or not the due date for payment and/or performance shall have arrived, in either event without prejudice to the aggrieved party's rights to claim damages. The aforegoing is without prejudice to such other rights as the aggrieved party may have at law; provided always that, notwithstanding anything to the contrary contained in this agreement, the aggrieved party shall not be entitled to cancel this agreement for any breach by the defaulting party unless such breach is a material breach going to the root of this agreement and is incapable of being remedied by payment in money, or if it is capable of being remedied by payment in money, the defaulting party fails to pay the amount concerned within 14 (fourteen)

days after such amount has been finally determined.

6. NOTICES AND DOMICILIUM

6.1. The parties choose as their domicilium citandi et executandi their respective addresses set out in this clause for all purposes arising out of or in connection with this agreement at which addresses all the processes and notices arising out of or in connection with this agreement, its breach or termination may validly be served upon or delivered to the parties.

6.2. For the purpose of this agreement the parties' respective addresses shall be -

6.2.1. as regards Simmer & Jack at 5 Press Avenue, Selby, Johannesburg, 2025;

facsimile number (011) 837 0390;

Attention : The Company Secretary;

6.2.2. as regards Ezulwini at 5 Press Avenue, Selby, Johannesburg, 2025;

facsimile number (011) 837 0390;

Attention : The Company Secretary,

or at such other address not being a post office box or poste restante, of which the party concerned may notify the others in writing.

6.3. Any notice given in terms of this agreement shall be in writing and shall -

6.3.1. if delivered by hand be deemed to have been duly received by the addressee on the closing date;

6.3.2. if posted by prepaid registered post be deemed to have been received by the addressee on the 8th (eighth) business day following the date of such posting;

6.3.3. if transmitted by facsimile be deemed to have been received by the addressee 1 (one) business day after despatch.

6.4. Notwithstanding anything to the contrary contained in this agreement, a written notice or communication actually received by one of the parties from another including by way of facsimile transmission shall be adequate written notice or communication to such party.

7. WHOLE AGREEMENT

This agreement constitutes the whole agreement between the parties as to the subject-matter hereof and no agreement, representations or warranties between the parties other than those set out herein are binding on the parties.

8. VARIATION

No addition to or variation, consensual cancellation or novation of this agreement and no waiver of any right arising from this agreement or its breach or termination shall be of any force or effect unless reduced to writing and signed by all the parties or their duly authorised representatives.

9. RELAXATION

No latitude, extension of time or other indulgence which may be given or allowed by any party to any other party in respect of the performance of any obligation hereunder

or enforcement of any right arising from this agreement and no single or partial exercise of any right by any party shall under any circumstances be construed to be an implied consent by such party or operate as a waiver or a novation of, or otherwise affect any of that party's rights in terms of or arising from this agreement or estop such party from enforcing, at any time and without notice, strict and punctual compliance with each and every provision or term hereof.

10. COSTS

Each party shall pay its own cost of negotiating, drafting, preparing and implementing this agreement and the appendices to it.

11. COUNTERPARTS

This agreement may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. The counterpart of this agreement in fax form shall be conclusive evidence of the original signature and shall be as effected in law as the counterpart in original form showing the original signatures.

SIGNED at Johannesburg on December 20, 2006

AS WITNESSES :

1. ______________________ For: SIMMER AND JACK MINES LIMITED

2. ______________________ ______________________

(Duly authorised)

SIGNED at Johannesburg on December 20, 2006

AS WITNESSES :

1. ______________________ For: EZULWINI MINING COMPANY (PROPRIETARY) LIMITED

2. ______________________ ______________________

(Duly authorised)

TAILINGS AND MINING RIGHT AGREEMENT

between

BUFFELSFONTEIN GOLD MINES LIMITED

and

CHEMWES (PROPRIETARY) LIMITED

and

SIMMER AND JACK MINES, LIMITED

ROUTLEDGE MODISE

EVERSHEDS

TABLE OF CONTENTS

SALE OF TAILINGS DAMS AND MINING RIGHT AGREEMENT

1. **PARTIES**

1.1 **BUFFELSFONTEIN GOLD MINES LIMITED**

1.2 **CHEMWES (PROPRIETARY) LIMITED**

1.3 **SIMMER AND JACK MINES LIMITED**

2. **INTERPRETATION**

2.1 The headnotes to the clauses of this Agreement are inserted for reference purposes only and shall in no way govern or effect the interpretation hereof.

2.2 Unless in consistent with the context the expressions set forth below shall bear the following meanings:

"this Agreement"	this Agreement together with all attachments thereto;
"Business Day"	any day other than a Saturday, Sunday or official public holiday in the Republic of South Africa;
"Buffelsfontein Agreement"	the agreement concluded between Buffelsfontein, FUSA and Simmers on 20 December 2006 pursuant to which Buffelsfontein, inter alia, sold the Tailings Dams and the Current Arisings

	to FUSA;
"Buffelsfontein"	Buffelsfontein Gold Mines Limited, Registration Number 1995/010072/06, a company duly registered according to the laws of the Republic of South Africa;
"Buffelsfontein Plant"	the existing gold Processing Plant situated on the Property and shaded in blue on the plan annexed hereto as Appendix 1;
"Chemwes"	Chemwes (Proprietary) Limited, Registration Number 1964/02378/06, a company registered according to the laws of the Republic of South Africa;
"Closing Date"	31 march 2008;
"Current Arisings"	the tailings arising from Buffelsfontein's processing of all gold bearing ore produced at the Mine on an ongoing basis after the Effective Date
"Date of Signature"	the Date of Signature of this Agreement by the Party signing last in time;
"DME"	Department of Minerals and Energy;
"Effective Date"	20 December 2006;

"FUSA"	First Uranium (Proprietary) Limited, Registration Number 2005/033680/07, a company registered according to the laws of the Republic of South Africa;
"Lease"	The draft Lease attached as Appendix 5;
"Mine"	the underground gold mining operation undertaken by Buffelsfontein on the Property;
"Mine Waste Transaction"	the transaction concluded between Fraser Alexander (Proprietary) Limited through its division Fraser Alexander Tailings, Nedbank Limited, Industrial Development Corporation of South Africa Limited, RHA Plaistowe, KD Bouch, FUSA or its nominee and First Uranium Corporation on or about 26 April 2007 pursuant to which FUSA or its nominee acquired the entire issued share capital of Mine Waste Solutions (Proprietary) Limited;
"Mining Right"	the old order Mining Right held by Buffelsfontein under mining license number ML4/2001 in respect of gold on certain portions of the farms Mapaiskraal 441 IP, Buffelsfontein 443 IP, Wildebeestpan 442 IP, Stilfontein 401 IP, Hartebeestfontein 422 IP, Zandpan 423 IP, Palmietfontein 403 IP, Grootvaderbosch 470 IP, Die Hoek 114

	IP, Doornkom Oost 447 IP and Townlands of Klerksdorp 424 IP with the common law mineral rights and/or Mining Rights in terms of sec 47 of the Minerals Act, 1991, held by Buffelsfontein in relation thereto;
"Minister"	the Minister of Minerals and Energy;
"MPRDA"	the Mineral and Petroleum Resources Development Act 28 of 2002;
"New Order Mining Right"	the Mining Right, once converted pursuant to conversation of the Mining Right in terms of Item 7(2) of schedule II of the MPRDA, which converted right will be amended as contemplated in 3.4 below;
"Party"	Buffelsfontein, FUSA or Simmers and "Parties" means a reference to any of them;
"Plant Manager"	the juristic entity or natural person appointed by Chemwes to manage the day to day operations of the Processing Plant;
"Portion Mining Right"	that portion of the New Order Mining Right which relates to the gold, uranium, sulphur, pyrite aggregate and rare earths in respect of the Tailings Dams and Current Arisings;

"Prospecting Right"	the right granted to Buffelsfontein under Number PR1488 executed on 2 August 2007 in terms of section 16 of the MPRDA pursuant to which Buffelsfontein has been granted the right to prospect for uranium, sulphur, pyrite and rare earths in respect of the Tailings Dams;
"Processing Plant"	the Processing Plant owned by Chemwes and which is to be modified and expanded in order to Process gold, uranium, sulphur, pyrite, aggregate and rare earths in the Tailings Dams and the Current Arising;
"Process"	when used as a noun means the activity of the extraction of gold, uranium, sulphur, silver, pyrite, aggregate and rare earths from the Tailings Dams and Current Arisings by the treatment Process conducted at the Processing Plant;
"Rehabilitation Liabilities"	the obligations to rehabilitate the Tailings Dams in terms of section 41 of the MPRDA which obligations are set out in <u>Appendix 2A</u> hereto;
"Simmers"	Simmer and Jack Mines Limited, a company duly registered according to the company laws of the Republic of

South Africa;

"SRP's"	the Surface Right Permits listed in Appendix 2 hereto;
"Tailings Dams"	the 11 (eleven) Tailings Dams situated on the Property and indicated by the area shaded orange on the plan annexed hereto as Appendix 1;
"Transfer SRP's"	all the Surface Right Permits that attach to the Property and the Tailings Dams, including without limitation, Surface Right Permit No's 95/73 (with R.M.T. O 198/72), 10/74 (with R.M.T. O 82/73), 97/86 (with R.M.T O 43/86), 98/86 (with R.M.T. O 41/86), C7/1959 (with R.M.T. 398), 8/95 (with R.M.T. O 10/95), 52/1973 (with R.M.T. O 3/73) and 69/82 (with R.M.T. O 63/82);

a "person" shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) of two or more of the foregoing.

2.3 If any provision in a definition is a substantive provision conferring rights or imposing obligations on either Party, notwithstanding that it is only in the definitions clause, effect shall be given to it as if it were a substantive provision of this Agreement.

2.4 Unless the context dictates otherwise, an expression which denotes any gender includes both the others; and to a natural person includes an artificial person and to the singular includes the plural, and vice versa in each case.

2.5 The Appendices to this Agreement form an integral part hereof and words and expressions defined in this Agreement shall bear, unless the context otherwise requires, the same meaning in such Appendices.

2.6 When any number of days is prescribed in this Agreement, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a day which is not a Business Day, in which case the last day shall be the next succeeding Business Day.

2.7 In the event that the day for payment of any amount due in terms of this Agreement should fall on a day which is not a Business Day, the relevant date shall be the next succeeding Business Day.

2.8 Where any term is defined within the context of any particular clause in this Agreement, the term so defined, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, shall bear the same meaning as ascribed to it for all purposes in terms of this Agreement, notwithstanding that that term has not been defined in this interpretation clause.

2.9 Any reference in this Agreement to an enactment or a statute is to that enactment or statute passed by the Legislature of the Republic of South Africa, as at the Date of Signature of this Agreement and as amended or re-enacted from time to time.

2.10 The rule of construction that the contract shall be interpreted against the Party responsible for the drafting or preparation of the Agreement, shall not apply.

2.11 The expiration or termination of this Agreement shall not affect such of the provisions of this Agreement as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this.

2.12 Save where the contrary is indicated, any reference in this Agreement to this Agreement or any other Agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other Agreement or document, as same may have been, or may from time to time be, amended, varied, novated or supplemented.

2.13 Where any term is not defined in this Agreement then the term shall be defined in terms of the applicable South African law as at the Date of Signature of this Agreement, irrespective of the place of registration or incorporation of the Party to whom such term is applied.

2.14 Without prejudice to any other provision of this Agreement, any successor in title, including any executor, heir, liquidator, judicial manager, curator or trustee of any party shall be bound by this Agreement as fully and effectually as if they had signed this Agreement in the first instance and reference to any party shall be deemed to include any successor in title.

3. **INTRODUCTION**

3.1 Buffelsfontein -

3.1.1 owns the Mining Right and the Tailings Dams; and

3.1.2 has acquired the SRP's which are about to be registered into its name; and

3.1.3 conducts and will in the future conduct gold mining operations at the Mine and produce Current Arisings.

3.2 As part of the listing of First Uranium Corporation on the Toronto Stock Exchange during December 2006 and as part of the listing procedure, the Buffelsfontein Agreement was signed by the Parties thereto.

3.3 The Buffelsfontein Agreement was subject to various Conditions Precedent, inter alia, the conversion of the Mining Right and that portion of the amended New Order Mining Right i.e. the Portion Mining Right being sub-divided and the Minister granting consent to cede the portion Mining Right to FUSA.

3.4 Notwithstanding that the Prospecting Right has been granted, based on advice received from the Deputy Regional Manager of the DME, North West Region, at the time that the Prospecting Right Application was lodged at the DME Buffelsfontein simultaneously applied to have the Mining Right converted into a New Order Mining Right in terms of section 7 (2) of Schedule II of the MPRDA. If and when this conversion application is approved, Buffelsfontein will also apply –

3.4.1 to have the New Order Mining Right amended, with effect from the date of conversion, in terms of section 102 of the MPRDA to include the authority to mine for uranium, gold, sulphur, silver, pyrite, aggregate and rare earths underground and in respect of the Current Arisings and the Tailings Dams ("the Conversion, Amendment and Subdivision Application"); and

3.4.2 to have that portion of the New Order Mining Right subdivided so as to create the Portion Mining Right.

3.5 In terms of the Buffelsfontein Agreement it was intended that upon the conversion of the Mining Right and the grant of the amendment and subdivision as contemplated in 3.4 above or upon granting the Prospecting Right by the Minister, Buffelsfontein would apply to the Minister pursuant to section 11 of the MPRDA to transfer to FUSA either -

3.5.1 the Portion Mining Right; or

3.5.2 the Prospecting Right.

3.6 FUSA in having concluded the Buffelsfontein Agreement was to undertake the construction of a plant necessary to Process the Tailings from the Tailings Dams and the Current Arisings so as to extract therefrom amongst other things gold and uranium.

3.7 Following the conclusion of the Buffelsfontein Agreement and the listing of First Uranium Corporation on the Toronto Stock Exchange and in the process of waiting for the conditions in the Buffelsfontein Agreement to be fulfilled the Mine Waste Transaction was concluded, which resulted in FUSA through the Mine Waste Transaction, acquiring Chemwes.

3.8 Chemwes undertakes the business of tailings recovery and owns the plant necessary to do so. Due to having concluded the Mine Waste Transaction, the need for FUSA to construct a gold Processing Plant no longer existed and it was agreed that the processing of the Tailings from the Tailings Dams and the Current Arising was to be done using the Chemwes plant which was to be upgraded.

3.9 Upon the Mine Waste Transaction having been concluded it was decided by the Parties to the Buffelsfontein Agreement that the transaction recorded in the Buffelsfontein Agreement should be a transaction concluded with Chemwes as Chemwes –

3.9.1 owned the plant necessary to undertake the business which FUSA was to undertake;

3.9.2 was a going concern.

3.10 Arising from the discussions in 3.9, the Parties orally agreed that Chemwes would acquire the assets from Buffelsfontein that FUSA was to acquire in terms of the Buffelsfontein Agreement and that the transfer to FUSA of the Portion Mining Right and the Prospecting Right in terms of the Buffelsfontein Agreement would now be transferred to Chemwes.

3.11 From the time that the oral agreement was reached, Chemwes began incurring liabilities in gearing up the Processing Plant to Process the Tailings Dams and Current Arisings and began –

3.11.1 improving and increasing the capacity of its Processing Plant which included amongst other things the building of pipelines; and

3.11.2 commenced processing tailings from the Tailings Dams in terms of a toll treatment agreement.

3.12 Arising from 3.10 and 3.11 above, the Parties to the Buffelsfontein Agreement allowed the Buffelsfontein Agreement to lapse and to become of no force and effect taking into account the oral agreement reached and referred to in 3.10.

3.13 The Parties want to record the oral agreement reached between them in writing and accordingly agree as follows :

4. **SALE**

4.1 Buffelsfontein hereby :

4.1.1 sells to Chemwes, which hereby purchases, the Tailings Dams with effect from the Effective Date on the terms set out in this Agreement;

4.1.2 sells and undertakes to cede, assign and make over to Chemwes the Portion Mining Right or the Prospecting Right on the terms set out in this Agreement and Appendix 3 and Appendix 4, as the case may be;

4.1.3 sells and undertakes to deliver to Chemwes as and when it produces, all Current Arisings;

4.1.4 sells and undertakes to cede, assign and transfer to Chemwes, the Transfer SRP's; and

4.1.5 undertakes to grant to Chemwes the servitudes contemplated in clause 9 and 10 hereof;

4.1.6 sells and undertakes to cede, assign, transfer and make over to Chemwes all its right, title and interest in and to all geological information and/or other development work and designs which have been prepared by or on behalf of Buffelsfontein or which is in the process of being prepared for and on behalf of Buffelsfontein,

all of the above constituting ("the Sale Assets").

4.2 The above sale constitutes one indivisible transaction. Neither Party shall be entitled to claim sale or purchase of any of the above assets separately from all the Sale Assets.

5. **PURCHASE CONSIDERATION**

5.1 The purchase consideration payable by Chemwes to Buffelsfontein for the Sale Assets shall be the following :

5.1.1 in respect of the Tailings Dams and the Property the sum of R100,00 (one hundred Rand); plus

5.1.2 for the cession of the Portion Mining Right or the Prospecting Right, as the case may be, and for the Current Arisings, the Transfer SRP's, for the granting of the servitudes contemplated in clauses 9 and 10 and for the geological information and development work referred to in 5.1.7 Chemwes shall pay to Buffelsfontein, subject to the provisions of 11, a royalty of 1% (one per centum) plus value-added tax, of the gross revenue earned by Chemwes from the sale of gold, uranium, silver, sulphur, pyrite, aggregate and rare earth recovered from the Process.

6. **DISCHARGE OF PURCHASE CONSIDERATION**

The purchase consideration payable by Chemwes to Buffelsfontein in terms of clause 5 shall be paid by Chemwes to Buffelsfontein as follows :

6.1 on the Closing Date Chemwes shall pay the sum of R100,00 (one hundred Rand) referred to in 5.1.1 to Buffelsfontein in cash;

6.2 the royalty referred to in 5.1.2 shall be paid by Chemwes to Buffelsfontein in accordance with the provisions of 11.

7. **ENVIRONMENTAL REHABILITATION**

7.1 By operation of law and in having acquired and taken delivery of the Tailings Dams and subject to the consent of the DME and any other state department being provided, if necessary, on and with effect from the Closing Date Buffelsfontein hereby cedes and assigns all of its rights and obligations under the Rehabilitation Liabilities to Chemwes which hereby accepts such cession and assignment. The Parties undertake to sign such documents and do whatever may be required in order to obtain the above consent from the DME, if required.

7.2 The Rehabilitation Liabilities are a contingent liability to rehabilitate the Tailings Dams and the Property to the extent required in terms of section 41 of the MPRDA.

7.3 In the business plan prepared by Chemwes it is intended that most of the Tailings Dams will over time be removed so that the contingent liability will not become realised. The actual liability of Chemwes once the Tailings Dams have been removed is to rehabilitate the footprint of the Tailings Dams which will be a liability different to the Rehabilitation Liability.

7.4 Buffelsfontein records that it has established a trust fund in terms of section 10(1)(cH) of the Income Tax Act for the rehabilitation of the Mine and the Tailings Dams.

7.5 Buffelsfontein undertakes, subject to the approval of the DME and the South African Revenue Services, to amend the trust deed to reflect the environmental principles set out in 7.6 and 12.4.2 below.

7.6 Chemwes has establish a trust fund in terms of Section 10(i)(cH) of the Income Tax Act No 58 of 1962 to make financial provision for the rehabilitation of the Tailings Dams and to obtain such approval as may be required by the DME and the South African Revenue Services to establish such trust fund.

7.7 Chemwes shall provide bank guarantees or other suitable financial instruments in an amount required by the DME for the Rehabilitation Liabilities and hereby indemnifies and holds harmless Buffelsfontein against any claim which may be made by the DME against Buffelsfontein in respect of the Rehabilitation Liabilities pursuant to section 41 of the MPRDA, read with Regulations 52 and 53 of the MPRDA Regulations.

7.8 Chemwes hereby indemnifies and holds Buffelsfontein harmless against any claim made against Buffelsfontein in respect of the Rehabilitation Liabilities assumed by Chemwes in terms of this Agreement.

8. DELIVERY OF THE TAILINGS DAMS AND THE PORTION MINING RIGHT OR THE PROSPECTING RIGHT AND CURRENT ARISINGS

8.1 Buffelsfontein shall, deliver the Tailings Dams to Chemwes within 2 (two) days after the Closing Date and in the presence of a notary public by way of *constitutum possessorium*, with the intention that ownership of the Tailings Dams shall pass to and be vested in Chemwes upon the discharge by Chemwes of the purchase consideration pursuant to the provisions of 6.

8.2 The Parties shall take such steps as may be necessary to procure that the said notary public shall certify that delivery has taken place and shall complete a notarial certificate to that effect.

8.3 Until such time as the Tailings Dams have been delivered to Chemwes, Buffelsfontein undertakes not to cause or permit the Tailings Dams to accede to the Property.

8.4 Buffelsfontein shall deliver the Current Arisings to Chemwes on the Property as and when such Current Arisings are produced and as set out in 9.4.

8.5 Buffelsfontein undertakes to sign such documents and do such things as may be required to procure that the Portion Mining Right or the Prospecting Right, as the case may be, is ceded and transferred to Chemwes in accordance with the provisions of the MPRDA.

8.6 It is recorded that the Transfer SRP's are currently registered in the name of Beatrix Gold Mining Company Limited and are in the process

of being transferred into Buffelsfontein's name. Buffelsfontein shall procure that as soon as reasonably possible after the Transfer SRP's are registered in its name, that it shall transfer the Transfer SRP's to Chemwes and have same registered in the name of Chemwes.

9. CONSTRUCTION OF PIPELINES

9.1 Chemwes shall at its own cost construct and commission pipelines for the transfer of the Tailings from the Tailings Dams and the Current Arisings to the Processing Plant.

9.2 Buffelsfontein, insofar as it is able, hereby grants to Chemwes a servitude to construct pipelines across such properties as Buffelsfontein may own substantially on the terms set out in Appendix 6.

9.3 Buffelsfontein undertakes as soon as reasonably possible after the Date of Signature to execute a notarial deed of servitude (in the form of Appendix 6) and to procure the registration of such servitude in the Deed Registry Office to the extent that such registration is necessary to enable Chemwes to construct the pipelines across the properties owned by Buffelsfontein.

9.4 Buffelsfontein agrees that the Current Arisings arising from future mining operations at the Mine will be transferred to the Tailings Dams. No royalty will be payable by Chemwes to Buffelsfontein in respect of any Tailings which are not processed by Chemwes.

9.5 Buffelsfontein hereby agrees to allow Chemwes to use the existing pipelines of Buffelsfontein if such pipelines are not required to be used by Buffelsfontein.

10. **SERVITUDE OF ACCESS AND EGRESS**

10.1 Buffelsfontein hereby grants to Chemwes such servitudes of access and egress across the properties owned by Buffelsfontein as may be necessary to allow Chemwes, its employees, consultants, agents and subcontractors to access the pipelines and the Tailings Dams for the purposes contemplated in this Agreement on the terms set out in Appendix 7. Buffelsfontein undertakes, within 2 (two) days after the Closing Date to execute a notarial deed of servitude (in the form of Appendix 6) and to procure the registration of such servitude in the Deed Registry Office.

11. **PAYMENT OF ROYALTY**

11.1 In relation to the payment of the royalty referred to in 5.1.2 Chemwes agrees that it shall within 15 (fifteen) Business Days of the end of each quarter during the term of this Agreement cause to be delivered to Buffelsfontein:

11.1.1 a report in writing showing separately the gross revenue earned by Chemwes arising from the sale of gold, uranium, silver, sulphur, pyrite, aggregate and rare earths recovered from the Process during the prior quarter;

11.1.2 a statement of the amount payable to Buffelsfontein in terms of the report referred to in clause 11.1.

11.2 Payment of the amount due in terms of the statement issued in terms of clause 11.1.1, together with value-added tax thereon at the standard rate from time to time, shall be made 10 (ten) Business Days after the date of delivery of each statement.

11.3 Buffelsfontein may nominate an independent auditor to examine the reports and statements referred to in 11.1. If in the opinion of the independent auditor, such reports and statements are inaccurate to the extent that a discrepancy of 5% (five percent) or more is discovered in relation to the amounts paid or payable in terms of 11.2, then the fees and expenses of such independent auditor shall be paid by Chemwes.

11.4 In the event that Chemwes disputes the opinion of the independent auditor, such dispute shall be referred to a partner of PriceWaterhouseCoopers appointed by the senior partner for the time being, who shall determine the dispute in his capacity as an expert and not as an arbitrator and whose decision shall be final and binding upon the Parties.

12. NEW ORDER MINING RIGHT

12.1 Buffelsfontein has applied for the conversion of its Mining Right into a New Order Mining Right on the basis that, simultaneously with the conversion to a New Order Mining Right, such Mining Right shall be amended to include the right to mine for uranium, silver, sulphur,

pyrite, aggregate and rare earths underground and from the Tailings Dams and that portion of the amended New Order Mining Right being the Portion Mining Right be sub-divided and that the Minister grants consent to cede the Portion Mining Right to Chemwes.

12.2 Buffelsfontein has also applied for and has been granted a Prospecting Right which Prospecting Right is to be ceded to Chemwes.

12.3 Buffelsfontein shall do everything in its power to procure that the New Order Mining Right or the Prospecting Right, as the case may be, is ceded to Chemwes as soon as reasonably possible in the circumstances.

12.4 The Parties acknowledge that in order for the New Order Mining Right or the Prospecting Right, as the case may be, to be granted to Buffelsfontein and the Portion Mining Right or Prospecting Right, as the case may be, to be ceded to Chemwes :

12.4.1 Buffelsfontein shall, simultaneously with the lodging of the Conversion, Amendment and Subdivision Application apply to the DME to amend the environmental management programme in respect of the Mining Right by excluding therefrom, the rehabilitation provisions in relation to that portion of the New Order Mining Right which will be ceded to Chemwes in terms of this Agreement, being the Portion Mining Right; and

12.4.2 Chemwes shall, simultaneously with the lodging of the Conversion, Amendment and Subdivision Application, submit and obtain approval from the DME of an environmental management

programme which will to the extent allowed in law cover the Portion Mining Right on the basis that Buffelsfontein will be completely released of all environmental and rehabilitation obligations in respect of the Portion Mining Right as regulated in this Agreement. It is recorded that Buffelsfontein will remain liable for the rehabilitation liabilities in respect of the Mine when it is awarded the New Order Mining Right.

13. **CURRENT ARISINGS**

Buffelsfontein undertakes to provide the Current Arisings exclusively to Chemwes for so long as Buffelsfontein continues to mine and process gold ore at the Mine and undertakes –

13.1 that the Current Arisings will be deposited on the Tailings Dams or elsewhere as may be agreed to between Chemwes and Buffelsfontein; and

13.2 not to Process the Current Arisings itself or grant any third party the right to Process the Current Arisings.

14. **ANCILLARY FACILITIES**

Chemwes shall be, depending on the amount of electricity available to Buffelsfontein, entitled to use a portion of the electricity supplied to the Mine in terms of the agreement entered into between Buffelsfontein and Eskom on the basis that Chemwes shall pay at cost, all charges for electricity supplied to that area of the Property which covers its

operations, which include the Tailings Dams, the pipelines in 9 and the Processing Plant. Chemwes shall be entitled to erect separate sub meters to measure the electricity used by it pursuant to this clause. Chemwes acknowledges that Buffelsfontein can not guarantee electricity supply to Chemwes and any supply by Buffelsfontein of electricity to Chemwes will be dependent on the amount of electricity available to Buffelsfontein. In light of the above, Buffelsfontein shall notify Chemwes from time to time of the amount of electricity available for supply by Buffelsfontein to Chemwes. The provisions of clause 0 shall apply until such time as Chemwes is able to apply for and is granted its own electricity supply by Eskom which application Chemwes shall make in due course.

15. **WASTE MATERIAL**

All Tailings remaining after the Process is completed shall be returned, by Chemwes, to the Tailings Dams or deposited elsewhere in accordance with –

15.1 the Mine plan lodged at the DME's office in support of the application for the Mining License which formed part of the Mining Right in terms of the Minerals Act, 1991; or

15.2 the Mining Works Programme submitted in terms of the MPRDA in support of the application for the issue of the Mining Right to Chemwes; and

15.3 the provisions of the approved environmental management programme pertaining to the Tailings Dams, the Process and the Processing Plant and the Subdivided Mining Right and/or the Portion Mining Right.

16. **BUFFELSFONTEIN SALE**

Until such time as the provisions of clause 12 are given effect to Buffelsfontein shall not sell the assets comprising the Mining Right or that portion of the New Order Mining Right which does not form part of the Portion Mining Right or its business ("Buffelsfontein Assets") without the prior written consent of Chemwes.

17. **INDEMNITY**

17.1 Chemwes hereby indemnifies Buffelsfontein against all loss, liability, damage or expense which Buffelsfontein's may suffer as a result of or which may be attributable to any liability of Buffelsfontein for taxation arising solely from the sale recorded in this agreement including –

17.1.1 normal taxation in the Republic of South Africa;

17.1.2 value added tax;

17.1.3 regional service levies;

17.1.4 municipal or local town council rates, taxes and levies;

17.1.5 secondary tax on companies;

17.1.6 provisional tax;

17.1.7 capital gains tax;

17.1.8 stamp duty;

17.1.9 uncertified securities tax,

and all other forms of taxation other than deferred tax benefits or any penalties of interest charged on any of the above.

17.2 In the event that any such claim is made against Buffelsfontein –

17.2.1 Buffelsfontein shall give written to Chemwes of any such claim without delay to enable Chemwes to take steps to resist the claim. Buffelsfontein shall not make any admission or payment or take any steps to settle the claim without the prior written approval of Chemwes being obtained; and

17.2.2 Chemwes shall be entitled to resist such claim in the name of Buffelsfontein and to control the proceeds in regard thereto and in such instance, Buffelsfontein shall render any such assistance to Chemwes as may be required by Chemwes at the expense of Chemwes in regard to such proceeding and Chemwes hereby indemnifies and holds Buffelsfontein harmless against any legal or other costs and expenses which may be incurred in respect of any proceedings as contemplated above.

17.3 Notwithstanding anything to the contrary contained in this agreement, Chemwes shall have no liability in respect of any claim arising pursuant to this indemnity unless the amount of all of such claims equals or exceeds the amount of US$2 000 000,00 (two million United States Dollars) (as converted from South African Rands at the prevailing Rand/Dollar exchange rate on the date of such claim as

quoted by Standard Bank of South Africa Limited) and then such liability shall only be in respect of such excess i.e. in respect of any amounts over and above the sum of US$2 000 000,00 (two million United States Dollars).

18. **PUBLICATION IN TERMS OF INSOLVENCY ACT**

18.1 The Parties agree that notice of the sale of the Sale Assets will not be published as contemplated in Section 34 of the Insolvency Act, 1936 ("the Insolvency Act").

18.2 Chemwes will have no duty to resist any proceedings to attach or to take possession of any of the Sale Assets instituted by any person in consequence of notice of this transaction not being published. Buffelsfontein hereby indemnifies Chemwes against any loss or damage which Chemwes may suffer as a result of notice of this transaction not being published as aforesaid.

18.3 Buffelsfontein hereby assumes the risk of attachment of any of the Sale Assets as a result of such notice not being published and undertakes to do all that is necessary to ensure the release of any attached assets. If such assets are not released Buffelsfontein shall compensate Chemwes on demand the value of the assets attached, subject to the condition that such compensation shall be limited to a maximum aggregate amount of R1 455 000 000,00 (one billion four hundred and fifty five million Rand);

18.4 If for any reason whatsoever the Parties determine that notice of the sale of the Sale Assets should be published then:

18.4.1 such notice will be published by Chemwes at its costs as

contemplated in Section 34 of the Insolvency Act.

18.4.2 publication of the notice shall occur as soon as reasonably possible after the Conditions Precedent have been fulfilled;

18.4.3 in the event of any creditor making any claim after publication of the notice as aforesaid Buffelsfontein shall either contest such claim in its name and/or settle same at its sole cost but shall in any event ensure that none of the Sale Assets purchased by Chemwes shall be attached pursuant to such claim.

19. ACCESS TO INFORMATION

While this Agreement remains in force Buffelsfontein shall be entitled to have free and unfettered access to all legal, financial, technical and operational information and data relating to the Process under the control of Chemwes, including confidential information provided that the provisions of clause 21 shall apply thereto. Chemwes gives no warranties in regard to the accuracy and veracity of such information.

20. FORCE MAJEURE

20.1 Any failure on the part of a Party hereto to comply with any of the terms, conditions and provisions of this Agreement shall not be grounds for termination or for claim of damages insofar as such arises from force majeure, if the Party in question –

20.1.1 has taken all appropriate precautions, due care and reasonable alternative measures with the objective of avoiding such failure and

of carrying out its obligations under the term of this Agreement; and

20.1.2 has given notice to the other Party of the occurrence of force majeure at the time the Party in question has become aware of such an event.

20.2 For the purposes of this Agreement "force majeure" shall be defined in accordance with standards of civil law. An event constitutes force majeure if it is of an external, irresistible, unpredictable and insurmountable character such as the closure of the plant for economic reasons, war, riots, blockades, embargoes, strikes, lock-outs and other labour conflicts, land disputes, epidemics, volcanic eruptions, earthquakes, cyclones, floods, explosions, fires, lightning, breakdown of plan and equipment, governmental restrictions, change in applicable law or unavailability of materials or equipment and any other event which the Party claiming force majeure could not reasonably prevent or control.

20.3 In the event of any event of a kind set out in this clause 20 the period of time allowed for the performance of those obligations or exercise of those rights which are delayed by such event of force majeure and the periods of time thereafter allowed for the performance of obligations or exercise of rights which are dependent upon the first mentioned obligations or rights, shall be extended with a period equal to the period of force majeure.

20.4 Where any period is, or is deemed to be extended or any later date substituted to an earlier date under this clause 20, that extended or substituted period or date shall be deemed to constitute the period or day referred to in this Agreement (notwithstanding that at the tie of such extension or substitution such period or such date may have expired).

20.5 In the event the case of force majeure would last more than 60 (sixty) days, either Party shall be entitled to terminate this Agreement forthwith by notice in writing to the other Party. For that purpose and within a period of 90 (ninety) days from the declaration of force majeure.

21. CONFIDENTIAL INFORMATION

21.1 Neither Party shall, at any time after the Signature Date, notwithstanding any termination of this Agreement, directly or indirectly disclose, or directly or indirectly use, whether for their own benefit or that of any other person, any information which is a trade secret of, confidential to or proprietary information of the other including, without limitation:

21.1.1 technical, scientific, commercial, financial or market information, know-how or trade secrets;

21.1.2 data concerning business relationships, processes, services, personnel;

21.1.3 plans, designs, drawings, functional and technical requirements and specifications;

21.1.4 information which by its nature or content is identifiable as confidential and/or proprietary to the Party and/or any third party.

(collectively, the "confidential information");

21.1.5 any document or other record (whether in electronic or any other medium whatsoever) containing confidential information which is supplied to it by the other Party as well as documents, diagrams and records which are produced by it (whether or not by copying, photocopying or otherwise reproducing documents or records supplied to it), and containing any confidential information.

21.2 Notwithstanding clause 21.1, confidential information may be disclosed or used by either Party to the extent to which it:

21.2.1 is made public other than as a result of any breach of this Agreement or any other agreement;

21.2.2 is information which was already in the possession of that Party prior to its disclosure by the other Party or is independently developed by that Party without reference to the confidential information.

22. **COSTS**

The costs payable in respect of the preparation and execution of this Agreement, the subsequent registration of the Notarial Cession of the Portion Mining Right or the Prospecting Right and all costs relating to the transfer of the Portion Mining Right or the Prospecting Right shall be borne by Chemwes.

23. **COUNTERPARTS**

This Agreement may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. The counterpart of this Agreement in fax form shall be conclusive evidence of the original signature and shall be as effected in law as the counterpart in original form showing the original signatures.

24. **WARRANTIES**

24.1 Buffelsfontein and Simmers warrant to Chemwes that as at the Effective Date Buffelsfontein is the owner of the Sale Assets to the exclusion of all others and is entitled to dispose of the Sale Assets in terms of this Agreement;

24.2 Buffelsfontein and Simmers warrant to Chemwes that as at the Effective Date the Sale Assets are not subject to, and there is no agreement or commitment to give or create any option, lien or encumbrance of any nature whatsoever over the Sale Assets;

24.3 Buffelsfontein and Simmers warrant to Chemwes that as at the Effective Date there has been no exercise, purported exercise or claim for any charge, lien or encumbrance over the Sale Assets and there is no dispute directly or indirectly relating to the Sale Assets;

24.4 Buffelsfontein and Simmers warrant to Chemwes that as at the Effective Date the Sale Assets are not subject to, and there is no agreement or commitment to give or create, any option, lien or encumbrance of any nature whatsoever over the Sale Assets;

24.5 Buffelsfontein warrants to Chemwes that as at the Effective Date Buffelsfontein has the power to enter into and perform this Agreement and the transactions contemplated herein and all corporate and other actions required to authorise the execution and delivery of this Agreement and the performances being duly taken;

24.6 Buffelsfontein warrants that this Agreement constitutes legal, valid and binding obligations on Buffelsfontein and is enforceable against it in accordance with its terms;

24.7 Buffelsfontein warrants that to the extent possible, Buffelsfontein will procure that it will comply with the provisions of section 17(2) and section 23(3) of the MPRDA;

24.8 Buffelsfontein warrants that Buffelsfontein will maintain the validity of the Mining Right and pursue its conversation, amendment and Subdivision pursuant to the Conversion, Amendment and Subdivision Application;

24.9 Buffelsfontein warrants that the Mining Right is not subject to, and there has been no agreement or commitment to give or create, any option or lien or encumbrance of any nature whatsoever over the Mining Right, the Portion Mining Right or the Prospecting Right until and as at the Effective Date;

24.10 Each representation and warranty described in this clause 24 shall be a separate representation and warranty inducing Chemwes to enter into this Agreement. Buffelsfontein acknowledges that Chemwes has entered into this Agreement relying on the said representations and warranties.

24.11 Save for the warranties provided by Buffelsfontein and Simmers to Chemwes in terms of this clause 24, Buffelsfontein and Simmers gives and makes no warranties, representations or the like of whatsoever nature and howsoever arising and whether express or implied as regards the Tailings Dams and accordingly the Tailings Dams are sold Voetstoots.

25. INDEMNITY

25.1 Buffelsfontein and Simmers hereby indemnify and hold Chemwes harmless against all claims and loss of whatsoever nature (including all indirect and consequential damages or loss which Chemwes may suffer) as a result of any breach of any warranty or representation made by Buffelsfontein and Simmers in terms of this Agreement.

25.2 Chemwes hereby indemnifies and holds Buffelsfontein and Simmers harmless against all claims and loss of whatsoever nature (including

all indirect and consequential damages or loss which Buffelsfontein and Simmers may suffer) as a result of any breach of any warranty or representation made by Chemwes in terms of this Agreement.

26. **BREACH**

26.1 Should either Party ("the Guilty Party") breach any of its obligations in terms of this Agreement, all of which are agreed to be material, and fail to remedy such breach within a period of 20 (twenty) days after the date of delivery of a written notice from the other Party ("the Innocent Party") requiring the breach to be remedied, the Innocent Party shall without any further notice, and without prejudice to any of its rights in law be entitled:

26.1.1 to cancel this Agreement and to claim and to recover all damages suffered by it; and/or

26.1.2 to enforce performance of the terms of this Agreement and to claim damages.

26.2 The Guilty Party shall be liable for the payment of all costs, fees and disbursements, as determined on the attorney and client scale (as between attorney and its own client) of any attorney appointed by the Innocent Party, in respect of anything done in terns of this Agreement by the Innocent Party to enforce any of its rights in terms of this Agreement or in terms of law.

27. DOMICILIUM

27.1 The Parties hereto choose domicilia citandi et executandi for all purposes of and in connection with this Agreement as follows:

Buffelsfontein and Simmers:

5 Press Avenue, Selby, Johannesburg, 2025

facsimile number (011) 837 0390

Attention : The company secretary

Chemwes :

5 Press Avenue, Selby, Johannesburg, 2025

facsimile number (011) 837 0390

Attention : The company secretary

27.2 Any Party hereto shall be entitled to change its domicilium from time to time, provided that any new domicilium selected by it shall be an address in the Republic of South Africa, other than a box number, and any such change shall only be effective upon receipt of notice in writing by the other parties of such change.

27.3 All notices, demands, communications or payments intended for any Party shall be made or given at such Party's domicilium for the time being.

27.4 A notice sent by one Party to another Party shall be deemed to be received:

27.4.1 on the same day, if delivered by hand

27.4.2 on the same day of transmission if sent by telefax with receipt received confirming completion of transmission;

27.4.3 on the tenth day after posting, if sent by prepaid registered mail.

27.5 Notwithstanding anything to the contrary herein contained a written notice or communication actually received by a Party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen domicilium citandi et executandi.

28. **GENERAL**

28.1 The Parties shall not be bound by or have any claim or right of action arising from any express or implied term, undertaking, representation, warranty, promise or the like not included or recorded in this document whether it induced the contract and/or whether it was negligent or not.

28.2 No variation, amendment or consensual cancellation of this Agreement or any provision or term hereof or of any agreement, bill of exchange or other document issued or executed pursuant to or in terms of this Agreement and no settlement of any disputes arising under this Agreement and no extension of time, waiver or relaxation or suspension of any of the provisions or terms of this Agreement or of any agreement, bill of exchange or other document issued pursuant to or in terms of this Agreement shall be binding or have any force and effect unless reduced to writing and signed by or on behalf of all the Shareholders at that time.

28.3 No extension of time or waiver or relaxation of any of the provisions or terms of this Agreement or any agreement, bill of exchange or other document issued or executed pursuant to or in terms of this Agreement, shall operate as an estoppel against any Party in respect of its rights under this Agreement. Any such extension, waiver or relaxation or suspension which is so given or made shall be strictly construed as relating to strictly to the matter in respect whereof it was made or given.

28.4 No failure by a Party to enforce any provision of this Agreement shall constitute a waiver of such provision or affect in any way such Party's right to require the performance of such provision at any time in the future, nor shall a waiver of a subsequent breach nullify the effectiveness of the provision itself.

28.5 If any clause or term of this Agreement should be invalid, unenforceable, defective or illegal for any reason whatsoever, then

the remaining terms and provisions of this Agreement shall be deemed to be severable therefrom and shall continue in full force and effect unless such invalidity, unenforceability, defect or illegality goes to the root of this Agreement.

THUS DONE and SIGNED at on this the day of 2008

For and on behalf of
BUFFELSFONTEIN GOLD MINES LIMITED
Director
who warrants that he is duly authorised hereto

THUS DONE and SIGNED at on this the day of 2008

For and on behalf of **CHEMWES (PROPRIETARY) LIMITED**
Director
who warrants that he is duly authorised hereto

THUS DONE and SIGNED at on this the 5 day of June 2008

For and on behalf of **SIMMER AND JACK MINES, LIMITED**
Director
who warrants that he is duly authorised hereto

APPENDIX "3"

PROTOCOL NO. 2008/

NOTARIAL CESSION OF MINING RIGHT IN TERMS OF SECTION 11 OF THE MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT, 2002 (Act No. 28 of 2002) ("the Act")

Let it hereby be known :

That on the day of in the year 2008, before me, Maryann Middleton, a Notary Public, duly sworn and admitted, residing and practicing at Sandton in the Gauteng Province of South Africa, and in the presence of the subscribing competent witnesses personally came and appeared:

Regional Manager, Gauteng Region of the Department of Minerals and Energy, and as such in his/her capacity as the duly authorised representative of:

THE MINISTER OF MINERALS AND ENERGY

The said Regional Manager, being duly authorised thereto under and by virtue of a Power of Attorney granted by the Director – General or Deputy Director - General : Mineral Regulation of the Department of Minerals and Energy on the day of in the year 2008 in terms of the powers delegated by the Minister on the 12th day of May 2004 in terms of Section 103(1) of the Act,

And

In his/her capacity as a director of

Buffelsfontein Gold Mines Limited
Registration No. 1995/010072/06
(hereinafter referred to as "the Cedent")

The said representative being duly authorised thereto under and by virtue of a Resolution of the Directors of the Cedent signed at on the of 2008, a certified copy of which resolution has been exhibited to me, the Notary, and remains filed of record in my protocol with the minute hereof.

And

in his capacity as a Director of

Chemwes (Proprietary) Limited
Registration No. 1964/02378/06
(hereinafter referred to as "the Cessionary").

The said representative being duly authorised thereto under and by virtue of a Resolution of the Directors of the Cessionary signed at on the day of in the year of 2008, a certified copy of which resolution has this day been exhibited to me, the Notary, and remains filed of record in my protocol with the minute hereof.

AND THE PARTIES DECLARED THAT:

1. The Cedent is the holder of the Mining Right, more fully described hereafter.

2. The Cedent has agreed to cede the Mining Right to the Cessionary pursuant to an agreement between the Cedent and the Cessionary dated .... which cession the cessionary is prepared to accept.

3. The Minister has consented to the transfer of the Mining Right in terms of Section 11 of the Act.

NOW THEREFORE THESE PRESENTS WITNESS

4. The Cedent does hereby cede, assign, transfer and make over to and in favour of the Cessionary the New Order Mining Right for gold ore, silver ore, uranium ore and aggregate over

   subject to such conditions as are mentioned or referred to in the notarial mining right agreement in terms of Section 17 of the Act dated ________________ and registered under number ______________________.

5. The Cessionary hereby accepts cession of the aforesaid rights, subject to all attendant obligations, and subject to the aforesaid conditions.

6. This cession shall take effect on the date of registration hereof in the Mineral and Petroleum Titles Registration Office.

7. The Cedent shall pay all costs and charges incurred in connection with the execution and registration of the cession of this Mining Right.

8. As consideration for the cession of the Mining Right in terms hereof the Cessionary shall pay to the Cedent a sum of R............

THUS DONE AND SIGNED AT ON THE DAY OF IN THE YEAR 2008 IN THE PRESENCE OF THE UNDERSIGNED WITNESS:

As Witness:

For and on behalf of the Minister

As Witness:

For and on behalf of the Cedent

As Witness:

For and on behalf of the Cessionary

Notary
Quod Attestor

APPENDIX "4"

PROTOCOL NO. 2008/

NOTARIAL CESSION OF PROSPECTING RIGHT IN TERMS OF SECTION 11 OF THE MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT, 2002 (Act No. 28 of 2002) ("the Act")

Let it hereby be known :

That on the day of in the year 2008, before me, Maryann Middleton, a Notary Public, duly sworn and admitted, residing and practicing at Sandton in the Gauteng Province of South Africa, and in the presence of the subscribing competent witnesses personally came and appeared:

Regional Manager, Gauteng Region of the Department of Minerals and Energy, and as such in his/her capacity as the duly authorised representative of:

THE MINISTER OF MINERALS AND ENERGY

The said Regional Manager, being duly authorised thereto under and by virtue of a Power of Attorney granted by the Director – General or Deputy Director - General : Mineral Regulation of the Department of Minerals and Energy on the day of in the year 2008 in terms of the powers delegated by the Minister on the 12th day of May 2004 in terms of Section 103(1) of the Act,

And

In his/her capacity as a director of

Buffelsfontein Gold Mines Limited
Registration No. 1995/010072/06
(hereinafter referred to as "the Cedent")

The said representative being duly authorised thereto under and by virtue of a Resolution of the Directors of the Cedent signed at on the of 2008, a certified copy of which resolution has been exhibited to me, the Notary, and remains filed of record in my protocol with the minute hereof.

And

in his capacity as a Director of

Chemwes (Proprietary) Limited
Registration No. 1964/02378/06
(hereinafter referred to as "the Cessionary").

The said representative being duly authorised thereto under and by virtue of a Resolution of the Directors of the Cessionary signed at on the day of in the year of 2008, a certified copy of

which resolution has this day been exhibited to me, the Notary, and remains filed of record in my protocol with the minute hereof.

AND THE PARTIES DECLARED THAT:

1. The Cedent is the holder of the Prospecting Right more fully described hereafter.

2 The Cedent has agreed to cede the said Prospecting Right to the Cessionary pursuant to an agreement between the Cedent and the Cessionary dated ....

3 The Minister has consented to the transfer of the Prospecting Right in terms of Section 11 of the Act.

NOW THEREFORE THESE PRESENTS WITNESS

9. The Cedent does hereby cede, assign, transfer and make over to and in favour of the Cessionary the Prospecting Right for gold ore, silver ore, uranium ore and aggregate over

subject to such conditions as are mentioned or referred to in the Notarial Prospecting Right Agreement in terms of Section 17 of the Act dated ________________ and registered under number ________________

10. The Cessionary hereby accepts cession of the aforesaid Prospecting Right, subject to all attendant obligations, and subject to the aforesaid conditions.

11. As consideration for the cession of the Prospecting Right in terms hereof the Cessionary shall pay to the Cedent the sum of R.......

12. This cession shall take effect on the date of registration hereof in the Mineral and Petroleum Titles Registration Office.

13. The Cedent shall pay all costs and charges incurred in connection with the execution and registration of the cession of the Prospecting Right.

THUS DONE AND SIGNED AT ON THE DAY OF IN THE YEAR 2008 IN THE PRESENCE OF THE UNDERSIGNED WITNESS:

As Witness:

____
For and on behalf of the Minister

As Witness:

____
For and on behalf of the Cedent

As Witness:

____
For and on behalf of the Cessionary

____
Notary
Quod Attestor

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	12/13/2006 - 12/31/2006

Summary

Issued & Outstanding Opening Balance :	117,336,047	As at :	12/13/2006

Effect on Issued & Outstanding Securities

Incentive Stock Option Plan	0
Other Issuances and Cancellations	4,350,000
Issued & Outstanding Closing Balance :	121,686,047

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance: **0** As at : 12/13/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/20/2006	N	1,115,715			

Filer's comment
Currently there are 12,168,605 shares reserved for this stock option plan as at December 31, 2006.

Totals		1,115,715	0	0	0

Stock Options Outstanding Closing Balance: **1,115,715** As at : 12/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/29/2006	Over-Allotment Option (Greenshoe)	4,350,000
Totals		4,350,000

Filed on behalf of the Issuer by:

Name:	Andrea Kruyne
Phone:	416-865-4537
Email:	akruyne@tor.fasken.com
Submission Date:	01/05/2007
Last Updated:	05/22/2007

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	01/01/2007 - 02/28/2007

Summary

Issued & Outstanding Opening Balance :	121,686,047	As at :	01/01/2007

Effect on Issued & Outstanding Securities

Incentive Stock Option Plan	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	121,686,047

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,115,715**	As at :	01/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
02/08/2007	N	28,000			
Filer's comment Options granted to [redacted]. Expiry date is February 8, 2017 and exercise price is $10.41.					
01/09/2007	N	40,000			
Filer's comment Options granted to [redacted]. Expiry date is January 9, 2017 and exercise price is $8.09.					
Totals		68,000	0	0	0

Stock Options Outstanding Closing Balance:	**1,183,715**	As at :	02/28/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Andrea Kruyne
Phone:	416-865-4537
Email:	akruyne@tor.fasken.com
Submission Date:	03/06/2007
Last Updated:	05/22/2007

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	03/01/2007 - 03/31/2007

Summary

Issued & Outstanding Opening Balance :	121,686,047	As at :	03/01/2007

Effect on Issued & Outstanding Securities

Incentive Stock Option Plan	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	121,686,047

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance: **1,183,715** As at : 03/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/01/2007	N	25,000			

Filer's comment

Options granted to [redacted]. Expiry date is February 28, 2017 and exercise price is $10.57.

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/28/2007	N	42,857			

Filer's comment

Options granted to [redacted]. Expiry date is March 27, 2017 and exercise price is $10.22.

Totals		67,857	0	0	0

Stock Options Outstanding Closing Balance: **1,251,572** As at : 03/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Andrea Kruyne
Phone:	416-865-4537
Email:	akruyne@tor.fasken.com
Submission Date:	04/05/2007
Last Updated:	05/22/2007

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	12/13/2006 - 12/31/2006

Summary

Issued & Outstanding Opening Balance :	117,336,047	As at :	12/13/2006

Effect on Issued & Outstanding Securities

Incentive Stock Option Plan	0
Other Issuances and Cancellations	4,350,000

Issued & Outstanding Closing Balance :	121,686,047

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance: **0** As at : 12/13/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/20/2006	N	1,087,144			

Filer's comment

Currently there are 12,140,034 shares reserved for this stock option plan as at December 31, 2006.

Totals		1,087,144	0	0	0

Stock Options Outstanding Closing Balance: **1,087,144** As at : 12/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/29/2006	Over-Allotment Option (Greenshoe)	4,350,000
Totals		4,350,000

Filed on behalf of the Issuer by:

Name:	Andrea Kruyne
Phone:	416-865-4537
Email:	akruyne@tor.fasken.com
Submission Date:	05/22/2007
Last Updated:	05/22/2007

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	01/01/2007 - 02/28/2007

Summary

Issued & Outstanding Opening Balance :	121,686,047	As at :	01/01/2007

Effect on Issued & Outstanding Securities

Incentive Stock Option Plan	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	121,686,047

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,087,144**	As at :	01/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
01/09/2007	N	40,000			

Filer's comment

Options granted to [redacted] Expiry date is January 9, 2017 and exercise price is $8.09.

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
02/08/2007	N	28,000			

Filer's comment

Options granted to [redacted] Expiry date is February 8, 2017 and exercise price is $10.41.

Totals		68,000	0	0	0

Stock Options Outstanding Closing Balance:	**1,155,144**	As at :	02/28/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Andrea Kruyne
Phone:	416-865-4537
Email:	akruyne@tor.fasken.com
Submission Date:	05/22/2007
Last Updated:	05/22/2007

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	04/01/2007 - 05/31/2007

Summary

Issued & Outstanding Opening Balance :	121,686,047	As at :	04/01/2007

	Effect on Issued & Outstanding Securities
Incentive Stock Option Plan	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	121,686,047

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance: **1,223,001** As at : 04/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
05/29/2007	N	42,857			
Filer's comment					
Options granted to [redacted] are exercisable at $12.88 and expire on May 29, 2017.					
05/28/2007	N	17,143			
Filer's comment					
Options granted to [redacted] are exercisable at $12.86 and expire on May 28, 2017.					
Totals		60,000	0	0	0

Stock Options Outstanding Closing Balance: **1,283,001** As at : 05/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Andrea Kruyne
Phone:	416-865-4537
Email:	akruyne@tor.fasken.com
Submission Date:	06/06/2007
Last Updated:	06/05/2007

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	06/01/2007 - 06/30/2007

Summary

Issued & Outstanding Opening Balance :	121,686,047	As at :	06/01/2007

Effect on Issued & Outstanding Securities

Incentive Stock Option Plan	38,095
Other Issuances and Cancellations	3,093,980
Issued & Outstanding Closing Balance :	124,818,122

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,283,001**	As at :	06/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
06/29/2007	N		38,095		

Filer's comment

GT Miller exercised 38,095 options for the purchase of 38,095 common shares at a price per share of $7.00.

Totals		0	38,095	0	0

Stock Options Outstanding Closing Balance:	**1,244,906**	As at :	06/30/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
06/06/2007	Take-Over Bid/Merger	3,093,980

Filer's comment

Acquisition of Mine Waste Solutions Pty Limited. Listing of shares approved by TSX (reference no. T2007040222).

Totals	3,093,980

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	07/10/2007
Last Updated:	07/10/2007

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	07/01/2007 - 07/31/2007

Summary

Issued & Outstanding Opening Balance :	124,818,122	As at :	07/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	124,818,122		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	08/28/2007
Last Updated:	08/28/2007

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	08/01/2007 - 08/31/2007

Summary

Issued & Outstanding Opening Balance :	124,818,122	As at :	08/01/2007

Effect on Issued & Outstanding Securities

Incentive Stock Option Plan	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	124,818,122

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance: **1,244,906** As at : 08/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/01/2007	N	25,000			
Filer's comment Option granted to [redacted]. Exericse price Cdn$9.25 per share. Expire August 1, 2017.					
08/01/2007	N	10,000			
Filer's comment Option granted to [redacted] Exercise price Cdn$9.25 per share. Expiry date August 1, 2017.					
08/01/2007	N	21,429			
Filer's comment Option granted to [redacted]. Exercise price Cdn$9.25 per share. Expiry date August 1, 2017.					
Totals		56,429	0	0	0

Stock Options Outstanding Closing Balance: **1,301,335** As at : 08/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	09/14/2007
Last Updated:	09/14/2007

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	09/01/2007 - 09/30/2007

Summary

Issued & Outstanding Opening Balance :	124,818,122	As at :	09/01/2007

Effect on Issued & Outstanding Securities

Incentive Stock Option Plan	13,000
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	124,831,122

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,301,334**	As at :	09/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/11/2007	N			28,571	

Filer's comment

Options granted to [redacted] on December 20, 2006 at a price per share of Cdn$7. [redacted] ceased to be a director on September 10, 2007 and the options expired on the following day.

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/13/2007	N		13,000		

Filer's comment

[redacted], a director, exercised 13,000 options at $7 per share. Options were originally granted on December 20, 2006.

Totals		0	13,000	28,571	0

Stock Options Outstanding Closing Balance:	**1,259,763**	As at :	09/30/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	10/11/2007
Last Updated:	10/11/2007

Form 1 Submission - Change in Issued and Outstanding Securities

RECEIVED
2008 OCT -8 P 12:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Issuer :	First Uranium Corporation
Symbol :	FIU.DB
Reporting Period:	09/04/2007 - 09/30/2007

Summary

Issued & Outstanding Opening Balance :	150,000,000	As at :	09/04/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	150,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	10/11/2007
Last Updated:	10/29/2007

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	First Uranium Corporation
Symbol :	FIU.DB
Reporting Period:	09/04/2007 - 09/30/2007

Summary

Issued & Outstanding Opening Balance :	1,500,000	As at :	09/04/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	1,500,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	10/29/2007
Last Updated:	10/29/2007

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	10/01/2007 - 10/31/2007

Summary

Issued & Outstanding Opening Balance :	124,831,122	As at :	10/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	124,831,122		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	12/03/2007
Last Updated:	12/03/2007

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU.DB
Reporting Period:	10/01/2007 - 10/31/2007

Summary

Issued & Outstanding Opening Balance :	1,500,000	As at :	10/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	1,500,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	12/03/2007
Last Updated:	12/03/2007

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	11/01/2007 - 11/30/2007

Summary

Issued & Outstanding Opening Balance :	124,831,122	As at :	11/01/2007

Effect on Issued & Outstanding Securities

Incentive Stock Option Plan	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	124,831,122

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,259,763**	As at :	11/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/20/2007	N			38,095	
11/30/2007	N	234,286			

Filer's comment

The company granted an aggregate of 234,286 stock options to 16 employees of the company and its subsidiaries. The options vest 1/3 immed. and 1/3 on each of the 1st and 2nd anniversary of the grant date. The exercise price is $10.12/share.

Totals		234,286	0	38,095	0

Stock Options Outstanding Closing Balance:	**1,455,954**	As at :	11/30/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	12/11/2007
Last Updated:	03/19/2008

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	12/01/2007 - 12/31/2007

Summary

Issued & Outstanding Opening Balance : 124,831,122 As at : 12/01/2007

	Effect on Issued & Outstanding Securities
Incentive Stock Option Plan	71,430
Other Issuances and Cancellations	6,141,009
Issued & Outstanding Closing Balance :	131,043,561

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance: 1,455,954 As at : 12/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/03/2007	N		14,286		
Filer's comment Options exercised by [redacted]. Exercise price $7 per share, expiry date Dec. 20, 2016.					
12/12/2007	N			9,524	
Filer's comment Options were granted to [redacted]. Exercise price $7 per share, expiry date Dec 16, 2016.					
12/31/2007	N		57,144		
Filer's comment [redacted] and [redacted] each exercised 14,286 options. [redacted] exercised 28,572 options. Exercise price $7 per share, expiry date Dec 20, 2016.					
Totals		0	71,430	9,524	0

Stock Options Outstanding Closing Balance: 1,375,000 As at : 12/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/14/2007	Private Placement	6,141,009
Totals		6,141,009

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	01/10/2008
Last Updated:	03/19/2008

RECEIVED
2008 OCT -8 P 12:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	11/01/2007 - 11/30/2007

Summary

Issued & Outstanding Opening Balance :	124,831,122	As at :	11/01/2007

Effect on Issued & Outstanding Securities

Incentive Stock Option Plan	0
Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	124,831,122

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,259,763**	As at :	11/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/20/2007	N			38,095	
11/30/2007	N	209,286			

Filer's comment

The company granted an aggregate of 209,286 stock options to 16 employees of the company and its subsidiaries. The options vest 1/3 immed. and 1/3 on each of the 1st and 2nd anniversary of the grant date. The exercise price is $10.12/share.

Totals		209,286	0	38,095	0

Stock Options Outstanding Closing Balance:	**1,430,954**	As at :	11/30/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	03/19/2008
Last Updated:	03/19/2008

RECEIVED
2008 OCT -8 P 12:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	12/01/2007 - 12/31/2007

Summary

Issued & Outstanding Opening Balance :	124,831,122	As at :	12/01/2007

Effect on Issued & Outstanding Securities

Incentive Stock Option Plan	71,430
Other Issuances and Cancellations	6,141,009
Issued & Outstanding Closing Balance :	131,043,561

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,430,954**	As at :	12/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/03/2007	N		14,286		

Filer's comment
Options exercised by [redacted] Exercise price $7 per share, expiry date Dec. 20, 2016.

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/12/2007	N			9,524	

Filer's comment
Options were granted to [redacted]. Exercise price $7 per share, expiry date Dec 16, 2016.

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/31/2007	N		57,144		

Filer's comment
[redacted] and [redacted] each exercised 14,286 options. [redacted] exercised 28,572 options. Exercise price $7 per share, expiry date Dec 20, 2016.

		Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		0	71,430	9,524	0

Stock Options Outstanding Closing Balance:	**1,350,000**	As at :	12/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/14/2007	Private Placement	6,141,009
Totals		6,141,009

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	03/19/2008
Last Updated:	03/19/2008

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	01/01/2008 - 01/31/2008

Summary

Issued & Outstanding Opening Balance :	131,043,561	As at :	01/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	131,043,561		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	03/19/2008
Last Updated:	03/19/2008

RECEIVED
2008 OCT -8 P 12:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	02/01/2008 - 02/29/2008

Summary

Issued & Outstanding Opening Balance :	131,043,561	As at :	02/01/2008

Effect on Issued & Outstanding Securities

Incentive Stock Option Plan	19,048
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	131,062,609

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,350,000**	As at :	02/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
02/15/2008	N		19,048		

Filer's comment

Options exercised by [redacted]. Exercise price $7/share, orig. expiry date Dec 20, 2016.

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
02/25/2008	N	2,225,718			

Filer's comment

The company granted an aggregate of 2,225,718 stock options to 39 directors, officers and employees of the company and its subsidiaries. Exercise price is Cdn$8.81/share and the expiry date is February 24, 2018.

Totals		2,225,718	19,048	0	0

Stock Options Outstanding Closing Balance:	**3,556,670**	As at :	02/29/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	03/19/2008
Last Updated:	07/27/2008

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	03/01/2008 - 03/31/2008

Summary

Issued & Outstanding Opening Balance :	131,062,609	As at :	03/01/2008

Effect on Issued & Outstanding Securities

Incentive Stock Option Plan	11,428
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	131,074,037

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance:	**3,556,670**	As at :	03/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/20/2008	N		11,428		

Filer's comment

Options exercised with an exercise price of Cdn$7.00 per share. The expiry date of the options was Dec 20, 2016.

Totals		0	11,428	0	0

Stock Options Outstanding Closing Balance:	**3,545,242**	As at :	03/31/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	04/21/2008
Last Updated:	04/21/2008

Form 1 Submission - Change in Issued and Outstanding Securities

RECEIVED
2008 OCT -8 P 12:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Issuer :	First Uranium Corporation
Symbol :	FIU.DB
Reporting Period:	12/01/2007 - 12/31/2007

Summary

Issued & Outstanding Opening Balance :	150,000	As at :	12/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	150,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	07/10/2008
Last Updated:	07/10/2008

Form 1 Submission - Change in Issued and Outstanding Securities

RECEIVED
2008 OCT -8 P 12:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AMENDMENT

Issuer :	First Uranium Corporation
Symbol :	FIU.DB
Reporting Period:	12/01/2007 - 12/31/2007

Summary

Issued & Outstanding Opening Balance :	1,500,000	As at :	12/01/2007

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	1,500,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	07/10/2008
Last Updated:	07/10/2008

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU.DB
Reporting Period:	01/01/2008 - 01/31/2008

Summary

Issued & Outstanding Opening Balance :	1,500,000	As at :	01/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	1,500,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	07/10/2008
Last Updated:	07/10/2008

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU.DB
Reporting Period:	02/01/2008 - 02/29/2008

Summary

Issued & Outstanding Opening Balance :	1,500,000	As at :	02/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	1,500,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	07/10/2008
Last Updated:	07/10/2008

RECEIVED
2008 OCT -8 P 12:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU.DB
Reporting Period:	03/01/2008 - 03/31/2008

Summary

Issued & Outstanding Opening Balance :	1,500,000	As at :	03/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	1,500,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	07/10/2008
Last Updated:	07/10/2008

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU.DB
Reporting Period:	04/01/2008 - 04/30/2008

Summary

Issued & Outstanding Opening Balance :	1,500,000	As at :	04/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	1,500,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	07/10/2008
Last Updated:	07/10/2008

RECEIVED
2008 OCT -8 P 12:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU.DB
Reporting Period:	06/01/2008 - 06/30/2008

Summary

Issued & Outstanding Opening Balance :	1,500,000	As at :	06/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	1,500,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	07/10/2008
Last Updated:	07/10/2008

Form 1 Submission - Change in Issued and Outstanding Securities

RECEIVED

2008 OCT -8 P 12: 50

FICE OF INTERNATIONAL
CORPORATE FINANCE

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	04/01/2008 - 04/30/2008

Summary

Issued & Outstanding Opening Balance :	131,074,037	As at :	04/01/2008

Effect on Issued & Outstanding Securities

Incentive Stock Option Plan	0
Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	131,074,037

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance:	**3,545,242**	As at :	04/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/07/2008	N			8,334	
Filer's comment Options granted to [redacted]. Exercise price Cdn$10.57/share. Exp date Mar 1, 2017.					
04/07/2008	N			23,333	
Filer's comment Options granted to [redacted] Exercise price Cdn8.81/share. Expiry date Feb 25, 2018.					
04/29/2008	N			7,143	
Filer's comment Options granted to [redacted]. Exercise price Cdn$9.25/share. Expiry date Aug 1, 2017.					
Totals		0	0	38,810	0

Stock Options Outstanding Closing Balance:	**3,506,432**	As at :	04/30/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	07/10/2008
Last Updated:	07/27/2008

RECEIVED
2008 OCT -8 P 12:50
FICE OF INTERNATIONAL
CORPORATE FINANCE

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	05/01/2008 - 05/31/2008

Summary

Issued & Outstanding Opening Balance :	131,074,037	As at :	05/01/2008

Effect on Issued & Outstanding Securities

Incentive Stock Option Plan	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	131,074,037

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance:	**3,506,432**	As at :	05/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
05/15/2008	N			18,666	
Filer's comment					
Options granted to [redacted]. Exercise price Cdn$10.41/share. Expiry date Feb 7, 2007.					
05/11/2008	N			8,334	
Filer's comment					
Options granted to [redacted]. Exercise price Cdn$9.25/share. Expiry date Aug 1, 2017.					
05/15/2008	N			8,333	
Filer's comment					
Options granted to [redacted] Exercise price Cdn$10.12/share. Expiry date Nov 30, 2017.					
05/15/2008	N			8,333	
Filer's comment					
Options granted to [redacted]. Exercise price Cdn$8.81/share. Expiry date Feb 25, 2018.					
Totals		0	0	43,666	0

Stock Options Outstanding Closing Balance:	**3,462,766**	As at :	05/31/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	07/10/2008
Last Updated:	07/27/2008

RECEIVED
2008 OCT -8 P 12:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	06/01/2008 - 06/30/2008

Summary

Issued & Outstanding Opening Balance :	131,074,037	As at :	06/01/2008

Effect on Issued & Outstanding Securities

Incentive Stock Option Plan	0
Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	131,074,037

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance:	**3,462,766**	As at :	06/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
06/13/2008	N			8,333	
Filer's comment					
Options granted to [redacted]. Exercise price Cdn$10.12/share. Expiry date Nov 30, 2017.					
06/17/2008	N			12,500	
Filer's comment					
Options granted to [redacted] Exercise price Cdn$10.12/share. Expiry date Nov 30, 2017.					
06/01/2008	N			11,429	
Filer's comment					
Options granted to [redacted] Exercise price Cdn$10.21/share. Expiry date Nov 30, 2017.					
06/01/2008	N			15,238	
Filer's comment					
Options granted to [redacted] Exercise price Cdn$8.81/share. Expiry date Feb 25, 2018.					
06/13/2008	N			8,333	
Filer's comment					
Options granted to [redacted]. Exercise price Cdn$8.81/share. Expiry date Feb 25, 2018.					
06/17/2008	N			12,500	
Filer's comment					
Options granted to [redacted] Exercise price Cdn$8.81/share. Expiry date Feb 25, 2018.					
Totals		0	0	68,333	0

Stock Options Outstanding Closing Balance:	**3,394,433**	As at :	06/30/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	07/10/2008
Last Updated:	07/27/2008

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	05/01/2008 - 05/31/2008

Summary

Issued & Outstanding Opening Balance :	131,074,037	As at :	05/01/2008

Effect on Issued & Outstanding Securities

Incentive Stock Option Plan	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	131,074,037

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance:	**3,395,384**	As at :	05/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
05/11/2008	N	.		8,334	
Filer's comment					
Options granted to [redacted]. Exercise price Cdn$9.25/share. Expiry date Aug 1, 2017.					
05/15/2008	N			18,666	
Filer's comment					
Options granted to [redacted] Exercise price Cdn$10.41/share. Expiry date Feb 7, 2007.					
05/15/2008	N			8,333	
Filer's comment					
Options granted to [redacted] Exercise price Cdn$10.12/share. Expiry date Nov 30, 2017.					
05/15/2008	N			8,333	
Filer's comment					
Options granted to [redacted] Exercise price Cdn$8.81/share. Expiry date Feb 25, 2018.					
05/01/2008	N			44,000	
Filer's comment					
Options granted to [redacted] Dec 20, 2006. Exercise price Cdn$7/share. Expiry date Dec 20, 2016.					
Totals		0	0	87,666	0

Stock Options Outstanding Closing Balance:	**3,307,718**	As at :	05/31/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities

Totals	0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	07/27/2008
Last Updated:	07/27/2008

Form 1 Submission - Change in Issued and Outstanding Securities

RECEIVED
2008 OCT -8 P 12:20
FICE OF INTERNATIONAL CORPORATE FINANCE

AMENDMENT

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	06/01/2008 - 06/30/2008

Summary

Issued & Outstanding Opening Balance :	131,074,037	As at :	06/01/2008

Effect on Issued & Outstanding Securities

Incentive Stock Option Plan	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	131,074,037

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance: **3,307,719** As at : 06/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
06/01/2008	N			11,429	
Filer's comment Options granted to [redacted]. Exercise price Cdn$10.21/share. Expiry date Nov 30, 2017.					
06/01/2008	N			15,238	
Filer's comment Options granted to [redacted] Exercise price Cdn$8.81/share. Expiry date Feb 25, 2018.					
06/13/2008	N			8,333	
Filer's comment Options granted to [redacted]. Exercise price Cdn$10.12/share. Expiry date Nov 30, 2017.					
06/13/2008	N			8,333	
Filer's comment Options granted to [redacted] Exercise price Cdn$8.81/share. Expiry date Feb 25, 2018.					
06/17/2008	N			12,500	
Filer's comment Options granted to [redacted] Exercise price Cdn$10.12/share. Expiry date Nov 30, 2017.					
06/17/2008	N			12,500	
Filer's comment Options granted to [redacted]. Exercise price Cdn$8.81/share. Expiry date Feb 25, 2018.					
06/30/2008	N			40,000	
Filer's comment Options granted to [redacted] on Feb 25, 2008. Exercise price Cdn$8.81/share. Expiry date Feb 25, 2018.					
Totals		0	0	108,333	0

Stock Options Outstanding Closing Balance: **3,199,386** As at : 06/30/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	07/27/2008
Last Updated:	07/27/2008

RECEIVED
2008 OCT -8 P 12:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	04/01/2008 - 04/30/2008

Summary

Issued & Outstanding Opening Balance :	131,074,037	As at :	04/01/2008
	Effect on Issued & Outstanding Securities		
Incentive Stock Option Plan	0		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	131,074,037		

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance: **3,434,194** As at : 04/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/07/2008	N			8,334	
Filer's comment Options granted to [redacted]. Exercise price Cdn$10.57/share. Exp date Mar 1, 2017.					
04/07/2008	N			23,333	
Filer's comment Options granted to [redacted]. Exercise price Cdn8.81/share. Expiry date Feb 25, 2018.					
04/29/2008	N			7,143	
Filer's comment Options granted to [redacted]. Exercise price Cdn$9.25/share. Expiry date Aug 1, 2017.					
Totals		0	0	38,810	0

Stock Options Outstanding Closing Balance: **3,395,384** As at : 04/30/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Mary Batoff

Phone: 416 342 5635

Email: mary@firsturanium.com

Submission Date: 07/27/2008

Last Updated: 07/27/2008

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	01/01/2008 - 01/31/2008

Summary

Issued & Outstanding Opening Balance :	131,043,561	As at :	01/01/2008

Effect on Issued & Outstanding Securities

Incentive Stock Option Plan	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	131,043,561

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,350,000**	As at :	01/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
01/20/2008	N			14,286	

Filer's comment

Options granted to [redacted]. Exercise price Cdn$9.25/share, expiry date Aug 1, 2017.

Totals		0	0	14,286	0

Stock Options Outstanding Closing Balance:	**1,335,714**	As at :	01/31/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	07/27/2008
Last Updated:	07/27/2008

RECEIVED
2008 OCT -8 P 12:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	02/01/2008 - 02/29/2008

Summary

Issued & Outstanding Opening Balance :	131,043,561	As at :	02/01/2008

Effect on Issued & Outstanding Securities

Incentive Stock Option Plan	19,048
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	131,062,609

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,350,000**	As at :	02/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
02/15/2008	N		19,048		
Filer's comment Options exercised by [redacted]. Exercise price $7/share, orig. expiry date Dec 20, 2016.					
02/25/2008	N	2,225,718			
Filer's comment The company granted an aggregate of 2,225,718 stock options to 39 directors, officers and employees of the company and its subsidiaries. Exercise price is Cdn$8.81/share and the expiry date is February 24, 2018.					
02/01/2008	N			66,000	
Filer's comment Options granted to [redacted] on Dec 20, 2006. Exercise price Cdn$7/share. Expiry date Dec 20, 2016.					
02/21/2008	N			16,666	
Filer's comment Options granted to [redacted] on Aug 1, 2007. Exercise price Cdn$9.25/share. Expiry date Aug 1, 2017.					
02/25/2008	N			9,334	
Filer's comment Options granted to [redacted] on Feb 7, 2007. Exercise price Cdn$10.41/share. Expiry date Feb 7, 2017.					
Totals		2,225,718	19,048	92,000	0

Stock Options Outstanding Closing Balance:	**3,464,670**	As at :	02/29/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities

Totals	0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	07/27/2008
Last Updated:	07/27/2008

RECEIVED
2008 OCT -8 P 12:20
FICE OF INTERNATI... CORPORATE FIN...

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	02/01/2008 - 02/29/2008

Summary

Issued & Outstanding Opening Balance :	131,043,561	As at :	02/01/2008
	Effect on Issued & Outstanding Securities		
Incentive Stock Option Plan	19,048		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	131,062,609		

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,335,715**	As at :	02/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
02/25/2008	N	2,225,718			
Filer's comment The company granted an aggregate of 2,225,718 stock options to 39 directors, officers and employees of the company and its subsidiaries. Exercise price is Cdn$8.81/share and the expiry date is February 24, 2018.					
02/15/2008	N		19,048		
Filer's comment Options exercised by [redacted] Exercise price $7/share, orig. expiry date Dec 20, 2016.					
02/01/2008	N			66,000	
Filer's comment Options granted to [redacted] on Dec 20, 2006. Exercise price Cdn$7/share. Expiry date Dec 20, 2016.					
02/21/2008	N			16,666	
Filer's comment Options granted to [redacted] on Aug 1, 2007. Exercise price Cdn$9.25/share. Expiry date Aug 1, 2017.					
02/25/2008	N			9,334	
Filer's comment Options granted to [redacted] on Feb 7, 2007. Exercise price Cdn$10.41/share. Expiry date Feb 7, 2017.					
Totals		2,225,718	19,048	92,000	0

Stock Options Outstanding Closing Balance:	**3,450,385**	As at :	02/29/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities

Totals	0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	07/27/2008
Last Updated:	07/27/2008

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	03/01/2008 - 03/31/2008

Summary

Issued & Outstanding Opening Balance :	131,062,609	As at :	03/01/2008

Effect on Issued & Outstanding Securities

Incentive Stock Option Plan	11,428
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	131,074,037

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance:	**3,450,384**	As at :	03/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/20/2008	N		11,428		

Filer's comment
Options exercised with an exercise price of Cdn$7.00 per share. The expiry date of the options was Dec 20, 2016.

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/12/2008	N			4,762	

Filer's comment
Options granted to [redacted] on Dec 20, 2006. Exercise price Cdn$7/share. Expiry date Dec 20, 2016.

Totals		0	11,428	4,762	0

Stock Options Outstanding Closing Balance:	**3,434,194**	As at :	03/31/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	07/27/2008
Last Updated:	07/27/2008

Form 1 Submission - Change in Issued and Outstanding Securities

RECEIVED
2008 OCT -8 P 12:20
FICE OF INTERNATIO
CORPORATE FI

AMENDMENT

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	06/01/2008 - 06/30/2008

Summary

Issued & Outstanding Opening Balance :	131,074,037	As at :	06/01/2008

Effect on Issued & Outstanding Securities

Incentive Stock Option Plan	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	131,074,037

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance:	3,307,719	As at :	06/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
06/01/2008	N			11,429	
Filer's comment Options granted to [redacted]. Exercise price CdnS10.21/share. Expiry date Nov 30, 2017.					
06/01/2008	N			15,238	
Filer's comment Options granted to [redacted]. Exercise price CdnS8.81/share. Expiry date Feb 25, 2018.					
06/13/2008	N			8,333	
Filer's comment Options granted to [redacted]. Exercise price CdnS10.12/share. Expiry date Nov 30, 2017.					
06/13/2008	N			8,333	
Filer's comment Options granted to [redacted] Exercise price CdnS8.81/share. Expiry date Feb 25, 2018.					
06/17/2008	N			12,500	
Filer's comment Options granted to [redacted]. Exercise price CdnS10.12/share. Expiry date Nov 30, 2017.					
06/17/2008	N			12,500	
Filer's comment Options granted to [redacted] Exercise price CdnS8.81/share. Expiry date Feb 25, 2018.					
06/30/2008	N			40,000	
Filer's comment Options granted to [redacted] on Feb 25, 2008. Exercise price CdnS8.81/share. Expiry date Feb 25, 2018.					
06/24/2008	N			8,333	
Filer's comment Options granted to [redacted] Expiry date Nov 30, 2017. Exercise price 10.12/share					

06/24/2008	N			8,333	

Filer's comment

Options granted to [redacted] Expiry date Feb 25, 2018. Exercise price CdnS8.81 per share.

Totals	0	0	124,999	0

Stock Options Outstanding Closing Balance: 3,182,720 As at : 06/30/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	08/17/2008
Last Updated:	08/17/2008

RECEIVED
2008 OCT -8 P 12:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	07/01/2008 - 07/31/2008

Summary

Issued & Outstanding Opening Balance :	131,074,037	As at :	07/01/2008

Effect on Issued & Outstanding Securities

Incentive Stock Option Plan	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	131,074,037

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance:	3,182,720	As at :	07/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
07/06/2008	N			16,666	

Filer's comment
Options were granted to [redacted] Expiry date March 1, 2017. Exercise price CdnS10.21/share.

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
07/06/2008	N			11,667	

Filer's comment
Options were granted to [redacted] Expiry date February 25, 2018. Exercise price CdnS8.81/share.

Totals		0	0	28,333	0

Stock Options Outstanding Closing Balance:	3,154,387	As at :	07/31/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	08/17/2008
Last Updated:	08/17/2008

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU.DB
Reporting Period:	07/01/2008 - 07/31/2008

Summary

Issued & Outstanding Opening Balance :	1,500,000	As at :	07/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	1,500,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	08/17/2008
Last Updated:	08/17/2008

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU.DB
Reporting Period:	07/01/2008 - 07/31/2008

Summary

Issued & Outstanding Opening Balance :	1,500,000	As at :	07/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	1,500,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	08/17/2008
Last Updated:	08/17/2008

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	First Uranium Corporation
Symbol :	FIU
Reporting Period:	08/01/2008 - 08/31/2008

Summary

Issued & Outstanding Opening Balance :	131,074,037	As at :	08/01/2008

	Effect on Issued & Outstanding Securities
Incentive Stock Option Plan	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	131,074,037

Incentive Stock Option Plan

Stock Options Outstanding Opening Balance:	3,154,387	As at :	08/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/13/2008	N			4,167	

Filer's comment
Options granted to [redacted]. Exercise price CdnS10.12/share and expiry date Nov 30, 2017.

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/13/2008	N			4,167	

Filer's comment
Options granted to [redacted] Exercise price CdnS8.81/share and expiry date February 25, 2018.

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/18/2008	N	197,857			

Filer's comment
Exercise price CdnS5.47/share. Expiry date August 18, 2018. Options granted to: [redacted] (92,857), [redacted] (10,000), [redacted] (40,000), [redacted] (15,000) and [redacted] (40,000).

		Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
Totals		197,857	0	8,334	0

Stock Options Outstanding Closing Balance:	3,343,910	As at :	08/31/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Mary Batoff
Phone:	416 342 5635
Email:	mary@firsturanium.com
Submission Date:	09/11/2008
Last Updated:	09/11/2008

first Uranium



our focus is uranium > our advantage is gold

2008 ANNUAL REPORT

CORPORATE PROFILE

FIRST URANIUM CORPORATION IS FOCUSED ON THE DEVELOPMENT OF ITS SOUTH AFRICAN URANIUM AND GOLD MINES WITH THE GOAL OF BECOMING A SIGNIFICANT PRODUCER THROUGH THE RE-OPENING AND UNDERGROUND DEVELOPMENT OF THE EZULWINI MINE AND THE EXPANSION OF THE MINE WASTE SOLUTIONS TAILINGS RECOVERY FACILITY. FIRST URANIUM ALSO PLANS TO GROW PRODUCTION BY PURSUING VALUE ENHANCING ACQUISITION AND JOINT VENTURE OPPORTUNITIES IN SOUTH AFRICA AND ELSEWHERE.


Africa
Johannesburg
South Africa
Ezulwini Mine
MWS

CONTENTS

first Uranium

2 Uranium and gold projects in South Africa

We believe effective mining delivers above average returns without compromising safety or the environment



Nigel Brunette
Chairman

Although a report to shareholders in this format has become somewhat unusual in Canada, I have decided nevertheless to use the opportunity of extending a common South African practice. First Uranium is a Canadian corporation, but it has very strong South African links and is listed on the Johannesburg Stock Exchange as well as the TSX. Added to that, as Non-Executive Chairman of the Company I have few opportunities to communicate directly to shareholders, and I believe a useful purpose is served by reporting on certain matters which have exercised the minds of directors during the year under review.

First Uranium, like its parent company, Simmer and Jack Mines, Limited ("Simmer & Jack"), whose board of directors I also chair, was set up to exploit opportunities that had presented themselves in the South African gold and uranium mining industry. Conventional wisdom amongst many investors all over the world holds that these sectors in South Africa are in virtually terminal decline. Over decades of mining, ore bodies have been depleted, mines have become very deep and consequently more difficult, expensive and dangerous to mine, and there has been a steady depletion of mining skills. South Africa's status as a developing country and the profound political changes which have taken place have added further elements of uncertainty, and therefore risk, for prospective investors. Despite these factors, it is indisputable that vast deposits of payable ore still reside in South African gold and uranium mines. Although average grades have declined, many areas of high-grade reserves are still unmined, and there are huge areas of lower grade ore that can yet be economically exploited. Many existing mines, if managed on a sustainable footing and in a responsible manner, can still deliver profits at considerably lower metal prices than those currently in force. Indeed there are some mines which can be brought back to world-class status. There are thus many opportunities left for safe, effective and highly profitable mining that can continue for decades to come.

Initially some like-minded entrepreneurs resurrected a moribund public company called Simmer and Jack Mines, Limited, and set about equipping it with capital, assets and a team of skilled managers. The objective was the formation of a new corporate group that would redevelop certain mines selected and acquired on the basis that they were considered by the new management to contain sufficient potential to once again become world-class gold and uranium producers, for a period of approximately twenty years or more, at metal prices significantly below current market levels. To this end, the Buffelsfontein mines in the North West Province and the Ezulwini Mine in the West Rand region of Gauteng Province were cheaply acquired by the group. These assets have been substantially rehabilitated, and a mining methodology was adopted which resulted in reserves being increased so that the potential life of both mines now exceeds twenty years. The need for further capital for this development led to the "spin-out" listing of First Uranium.

The transition to democratic government in South Africa has given rise to the concept of Black Economic Empowerment, or BEE, which is designed to facilitate entry into and participation in the economy by those citizens denied reasonable access thereto under the former dispensation. In the mining sector this has resulted in ownership of mineral rights being transferred from private to state ownership. Access to unmined minerals takes place either by way of "old order" or "new order" mineral rights conferred by the state. Old order rights are temporary rights which have not yet been converted, and require such conversion within a certain period to prevent expiry. New order rights are granted by the state in place of old order rights provided certain specific criteria are met by the prospective holder. In the case of Simmer & Jack and

First Uranium, new order rights have been granted on the basis that the group's BEE partner, Vulisango Holdings (Pty) Ltd., holds a minimum of 26% of the issued shares of Simmer & Jack and holds a "management contract" with Simmer & Jack in terms of which certain key functions are performed on behalf of the group for a monthly fee. Certain transformational targets are also contained in the various mining plans that the companies have submitted to the Department of Minerals and Energy when making application for the rights. These targets relate mainly to the numbers of previously disadvantaged South Africans employed at various levels in management.

Although First Uranium is a Canadian corporation, it operates in South Africa using new order mineral rights, and it qualifies to hold these new order rights on the basis of Simmer & Jack's relationship with Vulisango. However, as long as it is a subsidiary of Simmer & Jack it is not also required to have a majority of its board nominated by a BEE partner, and actually the First Uranium board contains a majority of independent directors. These independent directors are all men of high reputation and ability, and I am full of admiration and gratitude for the manner in which they have ensured that the board and the Company have swiftly moved to levels of best practice in respect of corporate governance, disclosure, financial management, human resource management and safety. Whilst Simmer & Jack and First Uranium have a common origin, it is likely that over time the destinies of the two companies will steadily diverge. They hold different assets and are becoming progressively more independent as regards management. The entrepreneurial spirit, which gave rise to both, is alive and well in each.

Shareholders have committed a significant investment for the development of the Company's assets. Because that development is not yet complete, First Uranium has still to deliver the fruits of the investment. It is therefore crucial that investors are able to monitor the progress of the Company for themselves. To this end, management has adhered to stringent standards of disclosure. Targets and milestones are disclosed on the Company's website and regularly updated. Performance against these measures is independently verified and likewise disclosed. An ongoing program of engagement with institutional investors and analysts has been put in place. During this period of development, therefore, shareholders are well placed to assess progress objectively and form a knowledgeable opinion concerning management's ability and the Company's prospects.

The directors have set the Company on a path of rapid growth. Much of this will come organically, but in order to meet our targets it is envisaged that First Uranium will need to make acquisitions in Southern Africa, North America and, possibly, elsewhere. Opportunities are being evaluated.

All mining throughout the world contains elements of danger, and in South Africa the depth of the mines exacerbates the problem. This does not make injuries inevitable, but it does make our responsibility for the safety of our employees more onerous. We believe that effective mining involves the delivery of above average returns to investors without compromising the safety of miners and without the ruination of the environment in which we operate. A determined effort is being made to rid our mines of the notion that deep-level mining involves numerous casualties and that a wasteland is a regrettable yet acceptable aftermath of normal mining operations.
First Uranium has already received accolades from local authorities as regards rehabilitation of certain sites and, since inception, it has had an excellent safety record. We cannot promise that nobody will ever be hurt, but we can promise that no stone will ever be left unturned to prevent it. Our industry is already safer than many others in South Africa and elsewhere, and we will continue our efforts to improve.

During the year under review two changes were made to the board of directors: Mr. George Faught, a founding non-executive director, did not stand for re-election, and his place on the board was taken by Mr. Wayne Hill, an independent. On behalf of the Company I wish to thank Mr. Faught for the many things he contributed, not the least of which was a careful attention to detail which often stood us in good stead. Mr. Hill chairs the Audit Committee.

Finally, I wish to acknowledge the efforts of my fellow directors and also those of management. The board is a forum for candid debate and insightful advice, and I thank the directors for their hard work. They are responsible for a business where innovation and creativity flourish, where sound principles endure, and where the best is drawn out from those who work for the Company. Management, under the exceptional leadership of Gordon Miller, has become an effective team that has made progress in the face of many obstacles, including delays in permitting, bureaucratic intervention, uncertain power supplies and all the myriad problems associated with rehabilitating deep mines and building large plants. Despite all these, we remain well capitalized, on track and on time.

I therefore believe that First Uranium can face the coming year with confidence.



Nigel Brunette
Chairman

Our focus is uranium. Our advantage is gold.

Our first full year as a public company was an incredibly important year for the advancement of our development projects and for building our relationship with investors.

We have made significant strides in the development of uranium and gold production at our two projects in South Africa: the underground Ezulwini Mine and the Mine Waste Solutions tailings recovery project (MWS).

We are already producing gold at both operations and expect to be producing uranium at both projects by the end of FY2009 (which ends March 31, 2009). At MWS, we began to produce gold in June 2007. At the Ezulwini Mine, from September 2007 until January 2008 we hoisted gold ore for toll milling at a neighbouring gold plant until a power shortage in South Africa curtailed that plant. Our own gold plant at the Ezulwini Mine began commissioning in April 2008 and producing gold in July 2008.

In FY2009 we expect to produce > **454,000** pounds of uranium **144,000** ounces of gold



Gordon Miller
Chief Executive Officer

A compelling investment

We spend a lot of time meeting with our shareholders and investors to help them make informed decisions about their investment in First Uranium. As a new public company that operates in a dynamic industry and in a country that continues to evolve its social and economic structure, it is also important for us to use those meetings to listen to the needs of investors, hear their concerns and better understand what strategies they will reward with their investment in First Uranium.

Whenever we speak with investors, we discuss the primary reasons that we believe First Uranium is a compelling investment. Those reasons are that the Company is a near-term producer that has taken several significant steps to reduce risk and is structured to become a low-cost operator.

Near-term producer

From the earliest days of spinning out First Uranium from South African gold miner Simmer and Jack Mines, Limited, our primary goal has been to put our projects into production as quickly as possible. At the time of our initial public offering in December 2006, we expected to begin the commissioning of the initial modules of our gold and uranium plants at both operations in June 2008.

During our development some timelines were extended, such as those to accommodate the relocation of the MWS plants adjacent to the acquired plant and to allow time to study the impact of a diminished power supply in South Africa. Most of our milestones were, however, implemented on or ahead of schedule, including:

- the first module of the MWS gold plant began to produce gold for account in June 2007, a full year ahead of schedule as a result of the acquisition of an adjacent gold plant
- the second and third modules of the MWS gold and uranium plants, originally scheduled for commissioning in June 2009 and June 2010, respectively, are now scheduled to begin commissioning about eight months ahead of plan
- the commissioning of the gold plant at the Ezulwini Mine was advanced by three months to begin in April 2008

In FY2008 (which ended on March 31, 2008), we produced 28,192 ounces of gold at MWS and, on a toll-milling basis, 7,735 ounces of gold at the Ezulwini Mine.

In FY2009, we expect to produce 144,000 ounces of gold and 454,000 pounds of uranium. Over the currently defined life of our mines (MWS – 16 years; Ezulwini Mine – 18 years), we expect average annual production to be 421,000 ounces of gold and 2.1 million pounds of uranium.

Reduced risk exposure

We owe it to our shareholders to be diligent in our efforts to protect their investment from downside risk and we have taken steps to reduce our risk exposure in key aspects of our business, including:

REHABILITATING THE EZULWINI MINE FOR UNINTERRUPTED SAFE OPERATION

The Company has completed the installation of the safety support systems to prevent future impact on the Ezulwini Mine from possible ground movement within the weak Western Areas Formation ("WAF") where it intersects both the main shaft and the ventilation shaft of the mine.

As we thought that this was an unacceptable environment in which to operate a long life mine, we have been installing a safety support system to prevent pressure from the WAF building up on the rock surrounding a small portion of the main shaft that accesses our operation. As part of that system, we established a program to install a hanging tower within the main shaft right through the WAF layer to provide for uninterrupted operation. In addition, we reinforced an annulus around the shaft to protect the operation of the main shaft and the vent shaft from being impacted by any future rock movement. Further, the mine plan includes the excavation of a de-stress cut through the extent of the 500-metre diameter shaft pillar. All of these measures are designed to eliminate the risk of production interruptions from the WAF and improve hoisting capacity over the life of mine.

IMPLEMENTING SOLUTIONS TO A POWER CRISIS

At the end of January 2008, South Africa's national power utility, Eskom, announced that it could no longer guarantee a sufficient power supply. During an initial period of rotating and unplanned blackouts, Eskom announced that it could only manage to produce about 80% of its future power capacity and that it would introduce a load-shedding system of power allocation that would reduce power significantly to high power consumers such as the mining industry. While the power allocation was later increased to 90% and, in certain circumstances, 95%, these percentages were based on each user's load requirements as of October 2007, which for a developing miner such as First Uranium meant that there would not be sufficient power to run the new uranium and gold plants being built at these sites.

Our board of directors decided that the Company's two projects were robust enough at projected uranium and gold costs and prices that management should seek solutions to generate its own power, even if that would result in higher costs. We went the distance on this project to understand exactly what power Eskom would provide, what our power needs would be for our regular and peak power demand at every stage of both projects and examined our options to generate our own power. Based on our findings, we updated the technical reports for both projects and on April 21, 2008 issued a news release that described in detail why we made the decision to generate our own power, how much it would cost and the long-term economic impact on our two operations. We subsequently connected the 14 megawatts of standby generators and signed agreements to procure 10 megawatts of diesel generators on a capital lease plan at the Ezulwini Mine and bought a 30-megawatt power plant, comprised of 12 2.5-megawatt units, for MWS.

SECURING THE SUPPLY OF LOW-COST SULPHURIC ACID

The global demand and cost of sulphur and sulphuric acid have been rising significantly since early 2007 as pressure mounted on both demand and supply. Growth in the fertilizer business and the start-up of new mines for minerals such as copper and uranium that require acid as an extraction re-agent have increased demand for sulphuric acid. Power restrictions in South Africa that have curtailed production at smelters and other facilities that produce sulphuric acid as a by-product have reduced local supply. With rising costs and uncertain availability of acid, we decided to install our own acid plant.

Although the final size of the acid plant is yet to be determined, we calculated the economics to procure, install and operate an acid plant. For $124 million, we could install a new acid plant to produce twice as much acid as we need and sell the rest. If, however, we decided to build

We expect that average annual production from our two projects will be >

2.1 million pounds of uranium

421,000 ounces of gold

Even though Eskom incrementally increased its power allocation to the Ezulwini Mine in June 2008, we believe that having backup generators is good risk management against the possibility of further power shortages in South Africa. If we don't use the generators, our power costs will be below those planned in our updated technical reports, but, importantly, we have ensured ourselves of a reliable source of power to produce gold and uranium without being subject to the risk of future power interruptions.

a smaller acid plant, to fit our purposes and/or were able to acquire a used acid plant, the capital required could be considerably less.

We estimate that we could produce acid at $14 per tonne, which compares favourably to our FY2009 price assumption of $350 per tonne and even our long-term outlook range of between $95 and $200 per tonne. We can run this plant at such a low cost because we will be using by-product sulphur from the MWS tailings dams as the raw material for the plant.

With this initiative we avoid the risk of having to pay higher prices for acid and will be able to secure a low-cost supply of acid, thus avoiding the risk of interrupting our operations due to a potential lack of supply.

USING PROVEN TECHNOLOGY

The gold mining industry has a long history in South Africa and so does uranium mining as the country previously had 20 uranium plants in operation. When demand and prices fell at the end of the last cycle, many of the gold plants and all but one of the uranium plants were shut and dismantled. This was the case at the Ezulwini Mine.

Today, with a few exceptions, we are replacing the same plant processes that were there the last time. We are using engineers who have built successful plants for decades, and will initially target the start-up production levels that this mine produced in the past and intend to run this operation with some of the same people who also ran the Ezulwini Mine before. By taking this low-risk approach, we expect to avoid surprises and have a high degree of confidence that we will replicate the successes of past operations.

MANAGING FINANCIAL RISK

In addition to managing operational risks, thanks to excellent counsel from the board of directors, we have taken a conservative and prudent approach to managing the company's finances.

In May 2007, we raised gross proceeds of Cdn$150 million through an issue of 4.25% senior unsecured convertible debentures. The intent of that issue was to fund a possible expansion of the Ezulwini Mine and, together with the net proceeds of the December 2006 initial public offering, fund the development of MWS and the Ezulwini Mine and for general corporate purposes. In advance of the deployment of these funds, the proceeds of the debentures were placed in Canadian guaranteed investment certificates. With the collapse of riskier investments, such as asset-backed commercial paper, our risk adverse money management approach protected our capital.

MANAGING PRICING AND FOREIGN EXCHANGE RISK

We believe that our fellow shareholders need to make informed decisions about their investments and we treat our shareholders' money the same way. Prior to taking the company public, we produced technical reports that were signed off by independent consultants to the requirements of Canada's National Instrument 43-101. Those reports analyzed the geological and engineering aspects of our mining projects to determine the economic viability of our projects. All mining companies are required to do that.

We, however, have diligently updated those technical reports every time we introduced significant changes to our projects, such as adding a pressure leach process, an acid plant or self-generated power. Since the original reports were published in late 2006, we have updated the Ezulwini Mine report twice and the MWS technical report four times to ensure that we knew exactly what the financial implications were before proceeding with those changes. Those technical reports reduce the risk of making uninformed decisions and are publicly disclosed so that our shareholders also stay well informed.

Despite any company's best efforts to eliminate operational risk, external economic events can affect the financial performance of a company. While we are exposed to changes in foreign exchange rates and changes in the market prices for uranium and gold, we have chosen not to hedge any of our currencies or sell forward our gold production with the result that we and our shareholders are not exposed to the risk of missing the full upside opportunity of strong prices and favourable exchange rates.

As for uranium, we do not intend to sign any long-term fixed-delivery contracts until we are assured that no external factors will inhibit our production and thus mitigate the risk of having to buy potentially higher-priced uranium to fulfill contract obligations.

Low-cost operator

We believe that the best strategy to reduce long-term risk is to be one of the lowest-cost producers in our sector, which allows First Uranium:

- to have enough operating margin and the financial flexibility to solve unexpected issues, such as we did when we decided to acquire and operate diesel generators in response to the power crisis in South Africa
- to have a competitive advantage when bidding for acquisitions and long-term contracts to supply uranium
- to survive and prosper in the long term, even if prices for gold and uranium fall to lower levels

SPLITTING COSTS BETWEEN URANIUM AND GOLD

One of our cost advantages is mining two minerals at the same time. At the Ezulwini Mine, the same mine contains both uranium and gold. At the MWS tailings recovery project, the ore we are reprocessing contains uranium,

gold and sulphur. Mining two minerals at the cost of mining one is a clear advantage as it enables us to split the costs between the two minerals. We intend to split the cost on a co-product basis, which means that our costs are proportionally split between uranium and gold, based on the forecast for revenue (the product of the estimated production times the estimated price for each mineral).

According to our current technical models at the Ezulwini Mine, we expect our costs to be $376 per ounce for gold and $33 per pound for uranium. At MWS, we expect costs to be lower at $347 per ounce for gold and $22 per pound for uranium. These costs compare favourably to our price expectations, which are based on the April 2008 consensus estimates of 13 North American brokerage firms. The consensus estimate assumes that the spot price for gold will peak at an average annual price of $907 per ounce in FY2010 and settle at a long-term average annual price of $711 per ounce starting in FY2013. For uranium, the consensus estimate assumes that the average annual price for uranium contracts will peak at an average annual price of $96 per pound in FY2009 and settle at a long-term average annual price of $50 per pound starting in FY2013.

We expect that our cost estimates will enable us to be a low-cost uranium producer and a low-cost gold producer. Comparing our relative cost estimates to the consensus price estimates should provide us with a healthy operating margin.

REOPENING THE EZULWINI MINE

From the outset, we were able to keep capital costs low for very important reasons, particularly at the Ezulwini Mine where much of the structure of the mine already exists. We are rebuilding the gold and uranium plants, developing new underground workings and investing capital to rehabilitate the main shaft, but when we acquired the mining rights for the Ezulwini Mine, we bought extensive surface and underground assets such as:

- a working 1,518-metre deep shaft complete with fully operational infrastructure
- an internal sub-vertical shaft
- extensive underground workings
- three winders in the main shaft
- a ventilation shaft complete with ventilation fans and
- a tailings dam with projected capacity for 19 years of tailings deposition

Both MWS and the Ezulwini Mine are centred in historical mining areas. As such, the infrastructure of roads, communities to house mine workers, power grids and water management systems are in place and reduce the risk and cost associated with their construction.

RECOVERING TAILINGS YIELDS LOW-COSTS

MWS is a tailings recovery project, where 350 million tonnes of tailings deposited from previous mining operations will be hydraulically mined. Hydraulic mining involves using water cannons to wash the tailings to nearby pump stations that pump a slurry of tailings and water to the plants for uranium and gold extraction.

To move tailings to the gold and uranium plants utilizes water, gravity and pumps to transport the ore to the processing facilities. The ore requires no milling as the ore has already been milled. A small workforce operates the 20,000 tonnes of material per day mining units, resulting in a high-volume, low-cost operation.

The tailings that we are processing at MWS contain uranium as a by-product from historical gold operations and it was only extracted from part of the MWS tailings for a few of the 50 years of operations. Gold mining is also economic using current gold extraction methods as all of these tailings were created using an older, less efficient gold extraction technology.

BUILDING FROM EXPERIENCE

Fortunately, Simmer & Jack began to build the First Uranium team in 2005 before the renaissance for uranium gained momentum and experienced mining personnel became harder to acquire. First Uranium benefits from a wealth of experience in mining gold and uranium and particularly in the case of the Ezulwini Mine, people with operational experience at this specific site.

By having the experience of mining and extracting the same minerals from the same orebody using the same methods, management understands what processes work best. That experience is a competitive advantage which reduces the likelihood of costly mistakes and increases the probability for success. Our team has the history of seeing the previous downturn of an uranium market, the wisdom to know another downturn will eventually come and are building these operations as low-cost long-term operations.

Production first, then growth

OUR FOCUS IS URANIUM. OUR ADVANTAGE IS GOLD.

These two simple phrases summarize what drives us now and for our future. Our near-term priority is clearly to get into production and prove to investors that we can build and operate uranium mines. Our gold production helps to fund the building of our uranium plants. Future gold production is expected to offset a significant portion of our costs and allow us to maintain low-cost uranium mining operations. Gold and uranium production at these two projects is expected to give us a strong financial platform for future growth.

We have identified the following potential avenues for growth:

- organic growth
- regional consolidation
- exploration potential
- geopolitical diversification

GROWING ORGANICALLY IS POSSIBLE AT BOTH OPERATIONS

Organic growth at the Ezulwini Mine is possible if the Company can convert a sufficient amount of the 201 million tonnes of inferred resource to a measured and indicated resource. Converting even a tenth of that amount could justify a feasibility study to sink a second shaft with a capacity to hoist 250,000 tonnes per month and to triple the capacity of our planned uranium plant.

At MWS, the uranium plant process is being designed to recover about 27% of the uranium in the tailings, which should yield the best return. MWS could grow organically and more than double the recovery of uranium, but only at higher operating costs because of lower cut-off grades, increased consumption of reagents and higher capital expenditures to build a much larger uranium plant. The higher costs could only be justified if the Company is able to contract uranium sales at a high enough price to cover the higher costs and margins.

CONSOLIDATING REGIONAL ASSETS IS POSSIBLE

We operate in an environment where sufficient power supply is in question, sulphuric acid has become less abundant and more costly to acquire, permitting for tailings deposition sites is harder to attain and uranium plant construction materials and expertise are more difficult to assemble. When fully operational each of our operations will be running a uranium plant and have licensed depositions sites for new tailings. With our decision to acquire power generators and to build an acid plant, we may also have excess power capacity and acid.

With these competitive advantages in place we believe other regional players who want to produce uranium from their ore bodies (both underground and tailings) will be interested in consolidation strategies that could enable us to grow our operations.

EXPLORING THE POTENTIAL AT THE EZULWINI MINE

Beyond getting into production, we have the opportunity to expand the Ezulwini Mine. We have embarked on an expansion program that could result in a feasibility study to convert portions of our extensive inferred uranium resources and to expand the uranium plant to accelerate the rate of production.

In November 2008, we received approval by the South African Department of Minerals and Energy to prospect on contiguous properties north-east and south-east of the Ezulwini Mine along a 20-kilometre strike zone. If we can confirm additional resources, we could justify a new mine shaft with a capacity to hoist 250,000 tonnes per month and an expansion of the plant to three and a half times the currently planned capacity.

While this potential expansion is not a current priority and will not interfere with our near-term objective to commission our plants and commence production, our three-year exploration budget of $12 million will also help us better define our near-term mine development plans.

DIVERSIFYING GEOPOLITICAL RISK

It has always been part of First Uranium's vision to grow production by pursuing accretive acquisition and joint venture opportunities. While there is still plenty of opportunity to grow the number and scope of our projects within South Africa, we recognize that there are certain risks associated with the operation of mines in this area. We expect that geopolitical diversification will please shareholders and any power utilities who are considering becoming our potential customers for a long-term supply of uranium.

We know that some of the world's best mines with the lowest operational risks have been developed in North America and have established a business development team there, led by Jim Fisher, to look at acquisition and/or joint venture opportunities for uranium mining in this region. Ideally, we will seek opportunities that are near-term development projects that have the potential to become low-cost operations.

Market outlook

While uranium spot prices are tracked and published, most of the world's uranium is sold into long-term contracts. We believe that the average term price for those contracts is more indicative than the spot price of the selling price that we expect to realize for our uranium production. According to Ux Consulting, the term price rose from $25 per pound at the end of 2004 to peak at $95 per pound by May 2007, where it stayed until April 2008. At the end of June 2008, the term price for uranium was $80 per pound.

One of the key short-term drivers for pricing is the continued deficit between primary mine supply and growing demand by energy utility companies around the world for their nuclear reactors, the primary users of uranium. Another key driver for pricing over the next three or four years is the first core fills for nuclear reactors that are currently being permitted. Additionally, fuel specifications for new reactor technologies require earlier core fills, which means that deliveries of uranium will have to come in as much as five years ahead of reactor commissioning. Add to this the ongoing reduction in global uranium inventories and we believe that pricing for longer-term delivery should remain buoyant.

The gold price shows little sign of ending its six-year bull run, despite periodic slip backs into lower territory since it peaked at record levels in March 2008. The major drivers of the gold price are consumption driven by solid off-take for jewelry manufacture, ongoing producer de-hedging, perceptions of increasing global financial risk, and the threat of long-term currency devaluation caused by rising inflation and the sub-prime fallout that continues to widen. Despite a small number of dissenting voices, analysts remain bullish on the basis that a global downturn will see a move out of dollar-based assets and into alternative tangible assets such as gold.

In the economic models for the Ezulwini Mine and MWS, we needed to make assumptions regarding future uranium and gold prices. We tapped into the collective research of 13 North American brokerage firms and based our price assumptions on their forecasts and then discounted those by the US inflation rate for the next few years while we complete the construction of our uranium and gold plants.

The right people

The team we have assembled complements our mine assets. The operations team, led by Syd Caddy, has extensive working knowledge of uranium and gold mining in South Africa and transferable skills in geology, engineering, metallurgy, tailings recovery and plant operations to meet our needs wherever our growth takes us.

Overseeing the management team is an experienced Board of seasoned resource sector specialists that is helping to steer us in the right direction. Chairman, Nigel Brunette, and lead director, Rob Franklin, directors Patrick Evans, John Hick, Wayne Hill and, most recently added, Graham Wanblad continue to challenge us to do our best for our shareholders. I thank them for their outstanding commitment and sage counsel.

Together, we have made solid progress in a very short time. We have world-class assets and highly competent people and have eliminated much of the development risk associated with start-up projects. We believe First Uranium is a compelling investment that offers investors the opportunity to own a near-term producer that has the potential to be a very low-cost operator. And we have significant opportunities for growth.

Gordon Miller
Chief Executive Officer

Ezulwini

An underground mining project

The Ezulwini Mine is a re-commissioned underground uranium and gold mining operation located approximately 40 kilometres southwest of Johannesburg on the outskirts of the town of Westonaria in Gauteng Province, South Africa.

The mine was constructed in the 1960s and reached production of 200,000 tonnes of gold per month in the same decade. In 2001, mine production at Ezulwini was suspended by its previous owners primarily as a result of capital constraints compounded by a weak gold and uranium market environment.

The geology of the Ezulwini property includes a number of reef packages, with the Upper Elsburg (UE) and Middle Elsburg (ME) reefs being the primary focus of First Uranium's mine reopening plans. First Uranium's plans for the development of the Ezulwini Mine include the rehabilitation and re-engineering of the main mine shaft through the installation of a floating steel tower, de-stressing the area where the shaft pillar intersects the shaft barrel, and the construction of uranium and gold processing facilities.


Existing Ezulwini mining right

Mineral resources

The following table is a summary of the estimated mineral resources at the Ezulwini Mine:

AS AT JANUARY 2007	CATEGORY	TONNES (000 t)	GRADE AU (g/t Au)	GRADE U_3O_8 (%)	CONT. AU (000 oz)	CONT U_3O_8 (000 lb)
	Measured reef					
	UE Shaft Pillar	2,490	7.7	–	615	–
	Middle Elsburg	2,450	4.9	0.072	384	3,888
	Total	4,940	6.3	n/a	999	3,888
	Indicated reef					
	UE Shaft Pillar	3,640	5.8	–	683	–
	Middle Elsburg	1,370	5.8	0.095	257	2,880
	Total	5,010	5.8	n/a	940	2,880
	Measured + indicated reef					
	UE Shaft Pillar	6,130	6.6	–	1,298	–
	Middle Elsburg	3,820	5.2	0.08	641	6,768
	Total	**9,950**	**6.1**	**n/a**	**1,939**	**6,768**
	Inferred reef					
	Upper Elsburg	64,550	5.8	–	12,055	–
	Middle Elsburg Channel	4,810	2.3	–	351	
	Middle Elsburg	132,100	4.7	0.075	19,742	218,319
	Total	**201,460**	**5.0**	**n/a**	**32,148**	**218,319**

NOTES:

1. CIM definitions were followed for mineral resources.
2. Mineral resources in the Upper Elsburg shaft pillar are estimated at a 4.0 g/t Au cut-off grade.
3. Mineral resources are estimated using an average long-term gold price of US$500 per ounce, and a US$/R exchange rate of 7.0.
4. A minimum mining width of 1.53 m was used.
5. Rows and columns may not add exactly due to rounding.
6. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
7. For additional information, see the Company's Annual Information Form dated June 24, 2008.

The construction of the first of four 50,000 tonne per month mills and the 200,000 tonne per month gold plant is now complete, with the first gold pour achieved in July 2008. The Company expects to commission the uranium plant and produce yellowcake in October 2008.





Ezulwini Mine Uranium



Projected production
(000 lb)
313
606
691
822
956
913
978
1,035
1,057
1,055
1,127
1,083
1,042
1,157
1,132
1,137
1,076
'09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23 '24 '25
For the years ending March 31

Ezulwini Mine Gold



Projected production
(000 oz)
87
243
346
375
338
250
253
277
351
351
340
337
334
343
329
329
325
'09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23 '24 '25
For the years ending March 31

MWS

A uranium and gold tailings recovery operation

The MWS Project (formerly the Buffelsfontein Tailings Recovery Project) is a uranium and gold tailings recovery operation located in the western portion of the Witwatersrand basin, approximately 160 kilometres from Johannesburg and approximately eight kilometres from the town of Klerksdorp at Stilfontein, in the North West Province, South Africa.

The MWS Project is comprised of 12 tailings dams which originated from 50 years of mining at what is now Simmer and Jack Mines, Limited's Buffelsfontein Gold Mine ("BGM") and three MWS tailings dams, which originated from the processing of material from the now defunct Stilfontein Gold Mine, as well as a gold recovery plant on the MWS site, which is situated near BGM and which is currently recovering gold from the tailings.

The operations involve the hydraulic mining of the tailings dams using high pressure water cannons to slurry the tailings, which will then be pumped to the plants for the recovery of uranium and gold. First Uranium will also process tailings from the ongoing mining operations at BGM for recovery of uranium and gold.


STILFONTEIN
Potchefstroom
MWS gold plant
Klerksdorp
HARTEBEESTFONTEIN
Offices
Evaporation Dam
South Plant
BUFFELSFONTEIN DIVISION
LEGEND
BGM mining rights
Tailings Dams
Mine Outline
Town
Road
Pipeline

The new pumping station is transporting 21,000 tonnes of reclaimed tailings per day to the MWS gold plant. The Company expects to commission the second of three gold plant modules and the first two uranium plant modules at MWS during the last quarter of FY2009.



MWS Uranium


Projected production
(000 lb)
141
1,078
2,204
1,910
1,760
1,699
1,331
1,255
1,245
1,243
1,222
1,210
1,246
1,147
1,060
'09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23
For the years ending March 31

MWS Gold


Projected production
(000 oz)
56
120
161
182
165
159
136
134
134
117
128
135
113
120
96
'09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23
For the years ending March 31

Mineral resources

The mineral resources detailed below are effective as at 31 March 2008:

ESTIMATES (31 MARCH 2008)	SURFACE Category	Place	Dam	TONNES (Mt)	Au (g/t)	GOLD Au (000 oz)	U_3O_8 (kg/t)	URANIUM U_3O_8 (Mlb)
	Measured	Buffels	2	23.2	0.36	267	0.09	4.61
		Buffels	3	24.9	0.35	280	0.10	5.44
		Buffels	4	14.1	0.37	170	0.10	3.17
		Harties	5	23.9	0.21	163	0.06	3.26
		Harties	6	13.3	0.20	85	0.06	1.85
	Total measured			**99.4**	**0.30**	**965**	**0.08**	**18.33**
	Indicated	Buffels	5	47.6	0.24	360	0.06	6.62
		Harties	1	74.4	0.26	624	0.06	10.17
		Harties	2	43.8	0.26	369	0.06	5.79
		Harties	7	1.3	0.27	11	0.16	0.46
		Harties	NKGE	1.2	0.50	19	0.18	0.47
		MWS	4 dom 1	9.7	0.14	43	0.05	1.01
		MWS	4 dom 2	17.4	0.28	157	0.13	5.12
		MWS	5	40.3	0.31	402	0.09	7.81
	Total indicated			**235.7**	**0.26**	**1 984**	**0.07**	**37.44**
	Total measured & indicated			**335.1**	**0.27**	**2 949**	**0.08**	**55.77**
	Inferred	Harties	Flanagan	0.05	0.69	1	0.15	0.02
		MWS	5	15.2	0.30	146	0.09	3.17
		MWS	5 (from 2)	4.7	0.18	26	0.10	1.05
		Harties	Ellaton	1.3	0.39	16	0.15	0.41
	Total inferred			**21.2**	**0.28**	**189**	**0.10**	**4.64**

NOTES:

1. Mineral Resources are quoted as in-situ Mineral Resources.
2. No cut-off grades were applied.
3. Rows and columns may not add exactly due to rounding.
4. Mineral Resources are quoted as inclusive of Mineral Reserves. Resources which are not Reserves do not have demonstrated economic viability.
5. MWS 4 Dam is split into two domains, namely Domain 1, which is the uppermost section of the dam, and Domain 2, the lowermost portion of the dam. The tailings dam has been evaluated in two separate sections as they show distinct differences in grade.
6. For additional information, see the Company's Annual Information Form dated June 24, 2008.

Mineral reserves

The following mineral reserves have been classified:

AS AT 31 MARCH 2008	SURFACE Category	Place	Dam	TONNES (Mt)	Au (g/t)	GOLD Au (000 oz)	U_3O_8 (kg/t)	URANIUM U_3O_8 (Mlb)
	Proven	Buffels	2	23.2	0.36	267	0.09	4.61
		Buffels	3	24.9	0.35	280	0.10	5.44
		Buffels	4	14.1	0.37	170	0.10	3.17
		Harties	5	23.9	0.21	163	0.06	3.26
		Harties	6	13.3	0.20	85	0.06	1.85
	Total proven			**99.4**	**0.30**	**965**	**0.08**	**18.33**
	Probable	Buffels	5	47.6	0.24	360	0.06	6.62
		Harties	1	74.4	0.26	624	0.06	10.17
		Harties	2	43.8	0.26	369	0.06	5.79
		Harties	7	1.3	0.27	11	0.16	0.46
		Harties	NKGE	1.2	0.50	19	0.18	0.47
		MWS	4 dom 2	17.4	0.28	157	0.13	5.12
		MWS	5	40.3	0.31	402	0.09	7.81
	Total probable			**226.0**	**0.27**	**1 941**	**0.07**	**36.44**
	Total proven & probable			**325.4**	**0.28**	**2 907**	**0.08**	**54.77**

NOTES:

1. Mineral Reserves are quoted as fully diluted delivered to mill estimates.
2. Based on assumptions of a gold price of $711 per ounce, a uranium price of $49 per pound and ZAR/$ exchange rate of 7.57, which are long-term forecast figures (post 2012).
3. A Reserve COG of 0.28 grams per tonne gold equivalent was used. Uranium grades were converted to gold equivalent using a conversion factor of 1 gram per tonne, which equals 0.503 kilograms per tonne on an extracted metal basis.
4. Rows and columns may not add exactly due to rounding.
5. The average LOM gold recovery applied was 68% and 34% for uranium.
6. Only Domain 2 of the MWS 4 dam has been converted to a Mineral Reserve as the gold grade in Domain 1 is below cut-off.
7. For additional information, see the Company's Annual Information Form dated June 24, 2008.

DIRECTORS

Nigel Brunette[1]
Chairman
Self-employed businessman

Patrick Evans
Director
President and Chief Executive Officer of
Mountain Province Diamonds Inc.

Jim Fisher
Director
Executive Vice President,
Corporate Development of First Uranium

Robert Franklin
Lead Director
President of Signalta Capital Corporation

John Hick
Director
Independent Consultant and
Corporate Director

Wayne Hill
Director
Executive Vice President,
Toromont Industries Ltd.

Gordon Miller[2]
Director
President and Chief Executive Officer of
First Uranium

Graham Wanblad
Independent Consultant

BOARD COMMITTEES

Audit Committee

Wayne Hill (Chair)
Robert Franklin
John Hick

Environmental, Health and Safety Committee

Patrick Evans (Chair)
Nigel Brunette
Gordon Miller

Corporate Governance and Nominating Committee

Robert Franklin (Chair)
Patrick Evans
John Hick

Human Resources and Compensation Committee

John Hick (Chair)
Patrick Evans
Robert Franklin

OFFICERS

Gordon Miller[2]
President and Chief Executive Officer

Syd Caddy
Executive Vice President and
Chief Operating Officer

Jim Fisher
Executive Vice President,
Corporate Development

John Berry[3]
Executive Vice President, Compliance

Emma Oosthuizen
Senior Vice President and
Chief Financial Officer

Mary Batoff
Vice President, Legal and Secretary

Sembie Danana
Vice President,
Business Transformation

John Gould
Vice President,
Exploration and Technical Services

Scot Sobey
Vice President,
Business Development

Bob Tait
Vice President, Investor Relations

Notes:
1. also Chairman of Simmer and Jack Mines, Limited
2. also President and Chief Executive Officer of Simmer and Jack Mines, Limited
3. also Executive Director of Simmer and Jack Mines, Limited

This Management's Discussion and Analysis ("MD&A") of the consolidated financial position and results of operations reviews the activities, audited consolidated results of operations and financial condition of First Uranium Corporation and its subsidiaries ("First Uranium" or the "Corporation") for the years ended March 31, 2008 ("FY 2008") and March 31, 2007 ("FY 2007"), together with certain trends and factors that are expected to have an impact in the future. References to "Q1 2008", "Q2 2008", "Q3 2008" and "Q4 2008" refer to the Corporation's three months ending June 30, 2007, September 30, 2007, December 31, 2007 and March 31, 2008, respectively. References to "Q1 2009" refer to the Corporation's three month period ending June 30, 2008.

This MD&A is intended to supplement and complement the audited consolidated financial statements for the year ended March 31, 2008 and the notes thereto (collectively the "Financial Statements") which have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The information contained in this MD&A is current as of June 9, 2008, unless otherwise indicated.

The reporting currency for the Corporation is the US dollar, and all amounts in the following discussion are in US dollars ("$"), except where otherwise indicated.

This MD&A includes certain forward-looking statements. Please read the cautionary note at the end of this document.

Responsibility of management and the Board of Directors

Management is responsible for the information disclosed in this MD&A and the accompanying Financial Statements and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, the Corporation's Audit Committee, on behalf of the Board of Directors, provides an oversight role with respect to all public financial disclosures made by the Corporation, and has reviewed and approved this MD&A and the accompanying Financial Statements.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including the Corporation's Chief Executive Officer and Chief Financial Officer, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this MD&A, management of First Uranium, under the direction of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Corporation's disclosure controls and procedures as required by Canadian securities laws.

Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in First Uranium's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management of First Uranium, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

During the most recent year there were no changes in the Corporation's internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Overview

First Uranium is a Canadian resource company focused on the development of uranium and gold projects in South Africa. The Corporation's goal is to become a significant low-cost producer of uranium and gold through the re-opening and development of the Ezulwini Mine and the expansion of Mine Waste Solutions ("MWS"). To expand its production profile, First Uranium plans to pursue value-enhancing opportunities in South Africa and elsewhere.

First Uranium is currently focused on the rehabilitation and bringing into production of the Ezulwini underground uranium ("U_3O_8") and gold ("Au") mine (the "Ezulwini Mine") and the recovery of uranium and gold from the existing and future surface tailings at the Buffelsfontein mine through gold and uranium plants originally planned to be constructed near the tailings at the Buffelsfontein mine (the "Buffelsfontein Tailings Recovery Project"). In June 2007, the Corporation acquired Mine Waste Solutions (Proprietary) Limited, an existing tailings treatment company which had an operating gold recovery plant in place. As a result of the acquisition, First Uranium changed its plans for the Buffelsfontein Tailings Recovery Project so that the historical and future tailings from the Buffelsfontein mine (the "Buffelsfontein Tailings") are now transported by pipeline to the MWS site and processed through MWS's existing gold plant and, subject to their commissioning, through the planned uranium recovery plant and additional gold recovery facilities. For greater clarity, the Buffelsfontein Tailings Recovery Project, as enhanced and modified by the acquisition of MWS, was renamed Mine Waste Solutions.

The Corporation received net proceeds of $177.7 million from the sale of 33 million common shares in an initial public offering (the "Offering") in December 2006 and raised an additional $130.6 million (net of expenses) from the sale of convertible debentures (as defined below) in May 2007. The common shares and the convertible debentures are listed on the Toronto Stock Exchange (the "TSX"). In addition, the common shares are listed on the Johannesburg Stock Exchange (the "JSE"). As of June 9, 2008, Simmer and Jack Mines, Limited ("Simmer & Jack"), a South African incorporated public company listed on the JSE, owned 62.3% of the common shares of First Uranium.

HIGHLIGHTS

During Q1 2008, First Uranium:

- raised gross proceeds of Cdn$150 million in May 2007 through an issue of 4.25% senior unsecured convertible debentures (the "Debentures")
- acquired, effective June 6, 2007, 100% of the equity and management control, of Mine Waste Solutions (Proprietary) Limited and its wholly-owned subsidiary Chemwes (Proprietary) Limited, following which First Uranium commenced to record for its account, production from the MWS gold plant
- filed a revised technical report for each of the Ezulwini Mine and MWS, which indicated improvement to the net present value ("NPV") and internal rate of return ("IRR") of each project, reflecting the accelerated timetables
- accelerated capital investment at the Ezulwini Mine to advance the plant commissioning and production startup by three months

During Q2 2008, First Uranium:

- began hoisting development material at its Ezulwini Mine in September 2007, as scheduled
- defined initial underground and surface drilling targets related to the possible expansion of the existing Ezulwini Mine (the "Ezulwini Expansion Program")
- approved an $11.7 million capital program to construct a reclamation station and pipelines at MWS and increase the planned processing rate from 500,000 tonnes per month to 630,000 tonnes per month
- entered into an agreement with a third party to calcine ammonium diuranate ("yellowcake") produced by First Uranium to produce uranium oxide for dispatch to converters commencing January 2009

During Q3 2008, First Uranium:

- completed construction of the reclamation station at MWS and the 10.5-kilometre pipeline from the Buffelsfontein Tailings to the MWS gold plant
- completed the clean up and processing of the remaining tailings from the MWS No.2 tailings dam and commenced hydraulic mining and pumping of material from the Buffelsfontein No.2 tailings dam to the MWS gold plant for processing during mid-December
- completed a pre-feasibility study of MWS during November 2007 incorporating higher average uranium and gold price assumptions and increased capital investment, which projected the MWS project's expected NPV to increase by 71% to $505 million and its IRR to increase from 69% to 151%
- entered into an interim off-take agreement pursuant to which a third party will purchase yellowcake from First Uranium from June 2008 until January 2009 at rates based upon the then prevailing spot prices
- issued 6.1 million First Uranium common shares to Waterpan Mining Consortium ("Waterpan") in connection with the acquisition of the remaining 10% interest in Ezulwini Mining Company (Proprietary) Limited ("EMC") which owns and operates the Ezulwini Mine, resulting in EMC becoming wholly-owned by First Uranium (the "Waterpan Transaction")

During Q4 2008, First Uranium:

- commenced drilling the initial three of nine exploration and expansion diamond core holes as part of the Ezulwini Expansion Program
- was granted an unconditional prospecting right for 6,843 hectares of additional property adjacent to the Ezulwini Mine
- on March 20, 2008, the South African Department of Minerals and Energy (the "DME") consented to Simmer & Jack's application to cede the Ezulwini mining rights from Simmer & Jack to EMC
- commenced earthworks in preparation for the construction of the second gold plant module and the first two uranium plant modules at MWS

During FY 2008, First Uranium:

- ended FY 2008 with $164.7 million cash and cash equivalents on hand
- toll-treated 46,271 tonnes of ore from the Ezulwini Mine at a recovered grade of 5.2 grams of gold per tonne, producing 7,735 ounces of gold
- treated a total of 4.1 million tonnes of tailings through the MWS gold plant at a recovered grade of 0.22 grams of gold per tonne, producing a total of 28,192 ounces of gold at a Cash Cost of $533 per ounce (as defined in the notes to the production tables in the Operations Overview of this MD&A)

Subsequent to the end of Q4 2008, First Uranium:

- approved, subject to financing, a plan to build an acid plant at MWS to secure low-cost supply of sulphuric acid, a necessary reagent for the production of uranium, from the sulphur contained in the pyritic material within the tailings dams, which are already being processed for gold
- approved a plan and entered into agreements to supplement the power supplied by the South African national power utility, Eskom, by obtaining and installing diesel-fired generators and a power plant to secure a steady supply of electrical power with a total capacity of 54 megawatts ("MW"), inclusive of existing stand-by units, to the two operations until Eskom could be expected to restore a steady, reliable supply of electrical power
- filed updated independent technical reports on June 5, 2008 on both the Ezulwini Mine and MWS, taking into consideration the capital and operating costs of generating additional power, revised acid price assumptions and a revaluation of metal price and exchange rate assumptions, for which projected revised NPVs are $667 million for the

Ezulwini Mine and $413 million for MWS and the projected IRRs for the projects are 336% for the Ezulwini Mine and 70% for MWS (See Outlook in this MD&A for more detail).

- commenced wet commissioning of the Ezulwini gold plant during May 2008
- completed the upgrading of the MWS gold plant to increase the design capacity from 500,000 tonnes per month to 633,000 tonnes per month during May 2008
- upgraded MWS No.5 tailings dam to enable a deposition rate of 633,000 tonnes of material per month during May 2008
- On June 9, 2008, the Corporation was notified by Eskom that it will be able to increase its supply of power to the Ezulwini Mine from 40 MW to 55 MW, which is expected to reduce the Corporation's requirement and cost to generate its own power. Further updates will be provided in due course.

During Q1 2009, First Uranium plans to:

- hoist and stockpile 30,000 tonnes of ore, of which 18,000 tonnes would come from gold and uranium bearing ore in the ME reef horizon and 12,000 tonnes would come from gold bearing ore in the UE reef horizon, resulting in a stockpiled inventory of 157,500 tonnes containing:
    - 2,800 ounces of gold from the existing stockpile of 127,500 tonnes at an average recoverable grade of 0.7 grams per tonne
    - an additional 5,600 ounces of gold from the newly stockpiled 30,000 tonnes at an average recovery grade of 5.8 grams per tonne
    - 23,760 pounds of uranium from the newly stockpiled 18,000 tonnes of ME ore at an average recovery grade of 0.6 kilograms per tonne
- continue commissioning the Ezulwini Mine's 200,000 tonne per month gold plant with the first 50,000 tonne per month module on schedule for production of gold on carbon in June 2008 and gold bullion in July 2008
- commence final commissioning of the Ezulwini Mine's uranium plant in June 2008
- process 1.7 million tonnes of tailings through the MWS gold plant at a yield of approximately 0.15 grams of gold per tonne with expected production in excess of 8,100 ounces of gold

FINANCIAL OVERVIEW

First Uranium's primary focus has been the initial development of the Ezulwini Mine and MWS, resulting in limited gold production and no uranium production to date. During FY 2008 a total of 35,927 ounces of gold were produced and sold from the Ezulwini Mine and MWS at an average selling price of $784 per ounce.

During FY 2008, gold was produced at average Cash Costs of $533 per ounce at MWS. The relatively high average Cash Costs at MWS can be attributed primarily to the diminishing resources taken from the MWS No.2 tailings dam, which necessitated a low-volume, high-cost mechanical load and placement operation. With the transition to the high-volume, low-cost operations associated with the mining of the Buffelsfontein Tailings during December 2007, the average Cash Costs started to decrease and are expected to decrease further as the throughput to the MWS gold plant increases. As the Ezulwini Mine is still in a ramp-up phase and has not yet achieved commercial levels of production, the $6.7 million revenue from its mining operations has been credited against mine infrastructure costs at the Ezulwini Mine, in Property, Plant and Equipment.

General, consulting and administrative expenditures combined with the limited ore and gross profit from tailings processed during the development phase of the two uranium and gold projects resulted in an operating loss of $18.5 million in FY 2008. The Corporation reported an operating loss of $6.6 million in FY 2007, reflecting expenditures incurred in preparation of the uranium and gold projects for production, along with general and administrative expenses.

The loss of $22.3 million in FY 2008 was primarily the result of the ongoing expenditures mentioned above. The Corporation reported a loss of $7.9 million in FY 2007, primarily as a result of expenditures incurred in preparation of the mining projects for production, general, consulting and administrative expenses and foreign exchange losses on translation of Canadian and South African assets, liabilities, revenues and expenses converted to the US dollar.

At the end of FY 2008 (March 31, 2008), First Uranium had total assets of $387.7 million, total liabilities of $155.3 million and shareholders' equity of $232.4 million. It had cash and cash equivalents of $164.7 million, compared to $138.9 million at the end of FY 2007. The Corporation currently holds its funds in cash and bank-sponsored guaranteed investment certificates. It has no exposure to asset-backed commercial paper. The increase in cash and cash equivalents from the end of FY 2007 was primarily attributable to the net proceeds of $130.6 million received from the sale of the Debentures in May 2007, offset by $112.7 million of cash utilized for capital expenditure at the Corporation's two mining operations during FY 2008.

THE POWER SITUATION

On January 24, 2008, Eskom communicated to the South African mining industry that the utility could not guarantee power availability and asked the industry to operate at electrical power levels below historical load requirements until 2012 (the "Power Situation"). While Eskom has announced plans to increase the supply of power incrementally in the years leading up to 2012, Eskom also reported that full power availability cannot be guaranteed until then.

Subsequent to the Power Situation, the Corporation investigated the economic viability of generating its own power at the Ezulwini Mine and MWS for the next five years, as a result of the significantly reduced supply of electrical power currently available in South Africa and Eskom's concerns about its ability to supply power to the country's mining industry in the short and medium term.

Prior to the Power Situation, management believed that Eskom would be able to provide all of the power to operate both of its current projects. Management believes that Eskom will be able to provide a minimum of approximately 40 MW at the Ezulwini Mine and 12 MW at MWS. To supplement the Eskom power at the Ezulwini Mine, the Corporation will use the 14 MW of its existing stand-by capacity at the Ezulwini Mine but expects to require an additional 10 MW of power to fill any gaps during periods of peak power consumption. At MWS, the Corporation expects to require a minimum of an additional 14 MW.

The Corporation agreed to lease diesel generators for the Ezulwini Mine with a combined capacity of 10 MW for an initial term of eighteen months, with the option to extend the lease agreement for a period of up to sixty months. In addition, the Corporation has purchased a 30 MW power plant (comprising twelve 2.5 MW generating sets) for installation where required. (See Liquidity and Capital Resources in this MD&A)

The Corporation expects to power its generators using diesel fuel for approximately five years, based on the assumption that the Power Situation is alleviated by then as Eskom plans. Once the purchased diesel generators are no longer required, the Corporation intends to sell the power generators at that time and recoup a significant portion of their cost.

on June 9, 2008, the Corporation was notified by Eskom that it will be able to increase its supply of power to the Ezulwini Mine from 40 MW to 55 MW, which is expected to reduce the Corporation's requirement and cost to generate its own power. Further updates will be provided in due course.

OPERATIONS OVERVIEW

Ezulwini Mine

	FY 2008	FY 2007
Ezulwini Mine		
Tonnes processed (000s)	**46**	–
Average gold recovery grade (grams/tonne)	**5.2**	–
Total ounces of gold produced and sold	**7,735**	–
Average selling price per ounce ($)	**869**	–
Revenue ($000s) credited against mine infrastructure costs	**6,723**	–

The Ezulwini Mine is located approximately 40 kilometres from Johannesburg on the outskirts of the town of Westonaria in the Gauteng Province, South Africa. The Ezulwini Mine is an underground mine constructed in the 1960s. Although the mine was put on care-and-maintenance from 2001 until 2006 when the Corporation acquired the mine, it has historically produced approximately 14 million pounds of uranium and 12 million ounces of gold. The mine has two separate tabular ore bodies about 400 metres apart. The Upper Elsburg ore body, where most of the mining has been done to date, is a gold only deposit. The Middle Elsburg ore body is a gold and uranium deposit and is relatively un-mined.

The Ezulwini Mine is part of the Ezulwini mining right, which includes certain surface and underground assets, acquired by EMC. On the date of the Offering, Simmer & Jack was the registered owner of the Ezulwini mining right. On December 20, 2006, EMC and Simmer & Jack entered into an agreement (the "Ezulwini Mining Right Agreement") pursuant to which Simmer & Jack agreed to take the necessary steps to obtain all ministerial approvals in order to effect the ceding of the Ezulwini mining right from Simmer & Jack to EMC. On March 20, 2008, the DME consented to the ceding of the Ezulwini mining right to EMC. EMC will operate the Ezulwini Mine under a new order mining right as described in detail in the Corporation's Annual Information Form for the year ended March 31, 2008 (the "AIF").

The Corporation has substantially completed the re-commissioning of the Ezulwini Mine that began in December 2006 and was, until the onset of the Power Situation in January 2008, in the process of ramping up underground production. As announced in the Corporation's press release dated April 21, 2008, the Corporation conducted a study subsequent to the onset of the Power Situation assessing the economic viability of First Uranium generating its own power at the Ezulwini Mine and MWS for the next five years.

The impact of the Power Situation on the Ezulwini Mine is as follows:

- given the uncertainty of power supply from the end of January 2008 until mid-April 2008, the Ezulwini Mine halted toll-milling of its ore and reduced mine development and hoisting ore to surface during February and March, 2008. The Ezulwini Mine instead directed its focus on completing the shaft refurbishment, which was also underway and well advanced, until the operation's gold plant commenced commissioning during April 2008, when mine development and hoisting ore resumed at planned rates.
- management expects to recover any interim production shortfalls arising from the reduction of mine development as the new processing plant has available milling capacity to accommodate additional throughput for the next 12 months
- commissioning of the gold plant and the first 50,000 tonne per month mill commenced on schedule in April 2008 using power from Eskom
- the uranium plant remains on schedule for commissioning to begin in June 2008 using the Corporation's existing stand-by power generation capacity. Current mine production from the UE section and the ME section is being stockpiled separately on surface in the interim

- the second 50,000 tonne per month mill is on schedule for commissioning to begin in September 2008
- the Corporation does not expect any material adjustments to the previously reported production forecasts
- prior to the Power Situation, electrical power costs were expected to represent about 9% of the operating costs. The impact of additional operating costs for power generation are estimated to be an additional $3.59 (a 12% overall increase) per pound for uranium and an additional $35.50 (an 8% overall increase) per ounce for gold over the five-year period of self power generation.

As disclosed above, the revenue from the Ezulwini Mine's mining operations of $6.7 million has been credited against mine infrastructure costs in Property, Plant and Equipment during FY 2008 as the mine is still in a ramp-up phase and has not yet achieved commercial levels of production.

The ramp-up of production at the Ezulwini Mine during FY 2008 resulted in the toll-treatment of 46,271 tonnes of ore at a recovered grade of 5.2 grams of gold per tonne, producing 7,735 ounces of gold.

During Q4 2008 the production ramp-up resulted in the toll-treatment of 18,320 tonnes of ore at a recovered grade of 4.6 grams of gold per tonne, producing 2,680 ounces of gold. Q4 2008 production was limited as a result of the decision to curtail underground development due to the shutdown of toll-milling capacity and lack of sufficient ventilation due to the shortage of power during the initial months of the Power Situation and the slower than anticipated shaft refurbishment program.

The Ezulwini Mine terminated the third-party toll-treatment arrangement at the end of March 2008 in order to start building a stockpile to be used during the commissioning of the gold plant in June 2008.

As at June 9, 2008, the clean-up process on surface and underground activities generated the following stockpiles at the Ezulwini Mine:

- from the material removed during the mining and excavation of the previous plant foundations and gold bearing soil, in excess of 127,500 tonnes containing an average grade of 1.1 grams per tonne of gold
- from the UE section, approximately 6,000 tonnes containing an average grade of 5 grams per tonne of gold
- from the ME section, approximately 6,000 tonnes containing an average grade of 3.5 grams per tonne of gold and 0.6 kilogram per tonne of U_3O_8

During May 2008, the Ezulwini Mine commenced wet commissioning of the gold plant. Final commissioning is expected to commence in June 2008 and finish during July 2008. The UE section stockpile will also be introduced to the plant during this phase.

Stoping for de-stressing of the 41 level MB raise has resulted in an area of 712 square metres being mined at an in-situ stope grade of 4.74 grams per tonne. In the ME section, stope production in the newly re-established 45 10B stope commenced in Q3 2008 and has resulted in an area of 1,059 square metres being mined at an in-situ stope grade of 25.78 grams of gold per tonne. Further stope development has been postponed due to the Power Situation, but is expected to resume closer to the start-up of the gold plant.

The Corporation continues to develop access to the Ezulwini Mine shaft de-stress cut on the UE section on levels 38a and 41. During Q4 2008, 169 metres were developed, bringing the total metres developed in the shaft pillar to 1,002 metres.

Current construction activities include the stabilization and refurbishment of the shaft and construction of the gold and uranium plant, surface gantry, transfer tower and crusher. EMC has accelerated the main shaft rehabilitation program and is continuing the refurbishment of the infrastructure in the ME section and the UE section from which hoisting of the ore began in October 2007.

The following is a summary of the process of shaft stabilization at the Ezulwini Mine:

- the second phase of the main shaft refurbishment, which involves support of the shaft where it passes through the Western Areas Formation ("WAF"), continues to be undertaken from the access provided by the new floating tower steelwork located above and below the WAF
- the section where the shaft barrel traverses the WAF zone has been consolidated and reinforced through the injection of resin and reinforced with anchors
- to prevent bulging of the low-strength WAF between the anchors, a combined cladding consisting of the original lining, strengthened heavy screens and high quality shotcrete, form a load-distribution diaphragm that will spread the points of loading of the anchors and injection rods more uniformly over the weak WAF layer
- the resulting reinforced thick "shell" will then be tied back to the surrounding rock mass by means of long anchors. These anchors are designed to withstand large amounts of elongation and high ground acceleration resulting from seismic events without compromising their initial stiffness.

The shaft operational time has been limited to four days per week while shaft rehabilitation work is executed.

Dry commissioning of the uranium plant is expected to commence in June 2008 with the first shipment of yellowcake production expected in August 2008.

As at March 31, 2008, $112.3 million cash has been spent on the capital projects at the Ezulwini Mine (FY 2007: $19.3 million) including $20.3 million capitalized pre-production costs and pumping and other capital related costs (FY 2007: $10.0 million). The costs of production from the Ezulwini Mine will be capitalized and the related proceeds of sales credited against capital until such time as the Ezulwini Mine has achieved commercial levels of production. Until completion of the Ezulwini Mine capital projects there will be additional pumping and other capital related costs capitalized although these costs will decrease on completion of the various phases of the capital projects. In terms of the revised project costs released in April 2008, the original estimate of $271 million increased to $312 million of total capital required over the life of the mine (inclusive of sustaining capital) of which $220 million still has to be spent. The increase is attributable to inflation related increases of 7% or $15 million, cost overruns of $5 million as a result of barrel reparations and additional provisions for sustaining capital from years 16 to end of life of mine that increased from $31 million to $58 million.

Ezulwini expansion program

Based upon an internal concept evaluation, the combined Phase 1 drilling target areas have the potential to delineate a substantial portion of measured and indicated resources which would be required to justify the construction of a new 250,000 tonne-per-month shaft and a related mill expansion having the potential to triple production capacity from the uranium bearing ME ore body. The conceptual evaluation excludes any potential contribution from the UE1A reef. Approximately 16,000 metres will need to be drilled in order to complete Phase 1. To date, a total of 4,321 metres have been drilled. Of the four holes being drilled, three have intersected the Black Reef and one hole has intersected both the UE1A and the E9EC reefs. Additional Phase 2 target areas have been defined and Controlled Budget Estimates have been developed for these additional target areas.

It is expected that all four holes will have intersected the E9EC reef horizon by the end of the September 2008. Deflections from these four existing boreholes to supplement borehole valuation data and the start of the Phase 2 drilling project are expected to take place in the third quarter of fiscal 2009.

The final holes of the Phase 1 drilling project and the first reef intersections of the Phase 2 drilling project are expected to begin during Q4 2009.

Mine waste solutions

	FY 2008	FY 2007
MWS		
Tonnes processed (000s)	**4,053**	–
Average gold recovery grade (grams/tonne)	**0.22**	
Total ounces of gold produced and sold	**28,192**	–
Average selling price per ounce ($)	**760**	–
Average cost per ounce produced and sold ($)	**588**	–
Average Cash Cost per ounce ($)	**533**	–
(in thousands of dollars)		
Revenue	**21,429**	–
Cost of sales	**(15,025)**	–
Amortization	**(1,555)**	–
Total cost of sales	**(16,580)**	–
Gross profit	**4,849**	–

"Cash Costs" are costs directly related to the physical activities of producing gold, and include mining, processing and other plant costs, third-party refining and smelting costs, marketing expense, on-site general and administrative costs, royalties, on-mine drilling expenditures that are related to production and other direct costs. Sales of by-product metals are deducted from the above in computing cash costs. Cash costs exclude depreciation, depletion and amortization, corporate general and administrative expense, exploration, interest, and pre-feasibility costs and accruals for mine reclamation. Cash costs are calculated and presented using the "Gold Institute Production Cost Standard" applied consistently for all periods presented.

Total cash costs per ounce is a non-GAAP measurement and investors are cautioned not to place undue reliance on it and are urged to read all GAAP accounting disclosures presented in the consolidated financial statements and accompanying footnotes.

MWS is a uranium and gold tailings recovery operation located in the western portion of the Witwatersrand Basin, approximately 160 kilometres from Johannesburg. MWS consists of 14 tailings deposits from three gold and uranium mines that operated for 50 years. These tailings represent in excess of 355 million tonnes of mineral resources including inferred resources, of which 325 million are mineable reserves estimated to contain 55 million pounds of uranium and 3.0 million ounces of gold. The tailings dams are spread over an area that stretches approximately 13.5 kilometres north-south and 14 kilometres east-west and cover an area of approximately 1,100 hectares. The tailings dams are being hydraulically mined with high-pressure water cannons.

When the Corporation's wholly-owned subsidiary, First Uranium (Proprietary) Limited ("FUSA") acquired MWS in June 2007, it acquired an existing operating gold tailings re-processing facility and an historic uranium plant, adjacent to the Buffelsfontein property. The Corporation changed its plans for the Buffelsfontein Tailings Recovery Project such that the historical and future tailings from the Buffelsfontein mine would be transported to the MWS site and processed through the existing gold plant, and subject to their commissioning, through the planned uranium recovery plant and additional gold recovery facilities.

FUSA had entered into an agreement on December 20, 2006 to acquire surface tailings from Buffelsfontein Gold Mines Limited ("BGM"), a subsidiary of Simmer & Jack (the "Buffelsfontein Tailings and Rights Agreement"). A new agreement has subsequently been entered into between MWS, BGM and Simmer & Jack, that reflects the change in plans, with MWS assuming the obligations of FUSA under the original agreement. MWS has also agreed to pay FUSA the amounts due to Simmer & Jack by FUSA under the Aberdeen Arrangement as described below. MWS has indemnified BGM against any tax liability incurred by BGM from the sale recorded on the basis that MWS has no liability unless the amount of any claim exceeds $2 million and then only in respect of any amounts in excess of $2 million.

It was originally contemplated that the transaction pursuant to the Buffelsfontein Tailings and Rights Agreement would be recognized upon the satisfaction of the conditions precedent in the Buffelsfontein Tailings and Rights Agreement, including the transfer of the mining rights to MWS. While the transfer of the mining rights has not yet occurred, MWS commenced processing and accounting for Buffelsfontein Tailings in December 2007. Consequently, MWS has assumed the asset retirement obligation related to the Buffelsfontein Tailings. The corresponding asset of $10.2 million associated with the Buffelsfontein Tailings is capitalized as part of tailings for processing under Property, Plant and Equipment and amortized over the estimated life of the Buffelsfontein Tailings. (See Note 7 to the Financial Statements.)

A loan agreement (the "Aberdeen Loan Agreement") was entered into by Simmer & Jack with Aberdeen International Inc. ("Aberdeen") dated March 30, 2006 pursuant to which Aberdeen provided to Simmer & Jack a loan facility in the amount of $10 million in respect of the financing of Simmer & Jack's acquisition of BGM and the BGM Underground Mine. As part of the consideration for the facility, Simmer & Jack granted to Aberdeen a net smelter royalty on all of the gold assets held by Simmer & Jack through BGM. The royalty as determined in the Aberdeen Loan Agreement, will be applicable to any gold produced by MWS from tailings acquired from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement and will continue until the loan is repaid to Aberdeen, which Simmer and Jack has advised, is expected to occur by December 31, 2008 (unless extended by Simmer & Jack to December 31, 2010).

In addition, pursuant to the Aberdeen Loan Agreement, Aberdeen has the sole option, at any time following the one year anniversary of the first advance thereunder, to convert the amount of the facility outstanding at that time into ordinary shares of Simmer & Jack at a conversion rate of ZAR0.80, subject to the approval of Simmer & Jack's shareholders. In the event that such shareholder approval is not obtained within a reasonable period of time, Aberdeen will be entitled to a 1.0% net smelter royalty in perpetuity on gold produced from properties held by BGM, including the Buffelsfontein Tailings. The capital portion of the loan will not be required to be repaid under a Simmer & Jack shareholders non-conversion into Simmer & Jack equity.

On December 20, 2006, FUSA, Simmer & Jack and Aberdeen entered into an arrangement (the "Aberdeen Arrangement") pursuant to which (i) Simmer & Jack confirmed that it will pay to Aberdeen the amount of any royalty owing to Aberdeen under the Aberdeen Loan Agreement in respect of gold produced from the Buffelsfontein Tailings and (ii) FUSA confirmed that it will pay to Simmer & Jack, immediately prior to any payment contemplated in (i) above, an amount equal to the amount of any royalty payment to be made by Simmer & Jack to Aberdeen in respect of gold produced from the Buffelsfontein Tailings.

Pursuant to the Buffelsfontein Tailings and Rights Agreement, in consideration for the cession of the Buffelsfontein Tailings and Mining Right from BGM to MWS as well as certain servitudes, and the right to the tailings arising from future underground mining operations by BGM at the BGM Underground Mine, MWS agreed to pay to BGM a royalty of 1% plus value added tax of the gross revenue earned by MWS from the sale of uranium, gold, sulphur and other minerals recovered from the processing of tailings acquired by FUSA from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement.

In summary, as and when there is production from the tailings acquired from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement, FUSA will become liable to pay: (i) to Simmer & Jack, under the Aberdeen Arrangement, an amount equal to the royalty payable by Simmer & Jack to Aberdeen pursuant to the Aberdeen Loan Agreement in respect of gold produced from the Buffelsfontein Tailings, and (ii) to BGM the above-mentioned 1% royalty pursuant to the terms of the Buffelsfontein Tailings and Rights Agreement.

Since MWS is now processing Buffelsfontein Tailings, the royalty is paid monthly in arrears to BGM and Simmer & Jack as described above. During FY 2008 $0.4 million have been accrued as royalties.

The impact of the Power Situation on MWS is as follows:

- the current MWS operation remains unaffected as it is drawing additional power from BGM
- upgrading of the MWS gold plant to increase the design capacity from 500,000 to 633,000 tonnes per month was completed in May 2008
- the Corporation expects to start commissioning the second gold plant module and the first two modules of the uranium plant in December 2008
- the construction schedule for the third modules of its gold and uranium plants is planned to be completed by December 2009
- prior to the Power Situation, electrical power costs were expected to represent about 9% of the operating costs. The impact of additional operating costs for power generation at MWS are estimated to be an additional $2.49 (a 10% overall increase) per pound for uranium and an additional $44.70 (a 13% overall increase) per ounce for gold over the five-year period of self power generation.

The project to construct the initial long-life reclamation station and 10.5-kilometre pipeline from the Buffelsfontein Tailings to the MWS plant facility was initiated in June 2007. Despite a delay due to late delivery of slurry pumps and heavy rains during October 2007, which made construction difficult, these new production facilities were commissioned in mid-December.

As a result of the late commissioning of the production infrastructure at the Buffelsfontein No.2 tailings dam, it was necessary to continue hydraulic mining from MWS No.2 tailings dam until December rather than stop in October, as previously planned.

As the resources in the MWS No.2 tailings dam neared exhaustion during the third quarter, the volume of ore declined and it was necessary to use mechanical loading and placement of the remnant material in addition to hydraulic mining, which resulted in increased handling costs relative to a normal reclamation operation. Only 0.8 million tonnes of tailings (0.4 million tonnes in Q1 2008 and 1.2 million tonnes in Q2 2008) were reclaimed from the MWS No.2 tailings dam during Q3 2008.

The reclamation station and the pipeline between the Buffelsfontein property and the MWS gold plant were completed and operation commenced during December which enabled the Corporation to stop mining from the MWS No.2 tailings dam and to initiate the hydraulic mining of the Buffelsfontein No.2 tailings dam on the Buffelsfontein property. The material from the Buffelsfontein No.2 tailings dam is being transported via the pipeline to the MWS gold plant for processing. Full commissioning of the introduction of the material from Buffelsfontein No. 2 tailings dam to the plant is ongoing.

During FY 2008, MWS processed 1.7 million tonnes of material from the Buffelsfontein No.2 tailings dam through the MWS gold plant at a Cash Cost of $533 per ounce that includes 1.6 million tonnes reclaimed during Q4 at a Cash Cost of $455 per ounce.

Results from the mining of Buffelsfontein No.2 tailings dam to date have confirmed the mineral resource estimates for gold and uranium, as well as the estimated sulphur content. Minor modifications to the hydraulic mining system to improve throughput and to the carbon-in-leach ("CIL") plant flow sheet to improve recovery are being implemented and are expected to be completed in July 2008 after which the commissioning of the first phase of the transition to the Buffelsfontein complex of dams should be complete.

These modifications include:

- installation of a slime re-pulping system to break up clay lumps and improve hydraulic mining rates to 1.9 million tonnes per quarter and to stabilize pulp densities pumped to the plant
- completion of the current work to re-route flotation tailings from the tailings disposal line to the CIL gold circuit to reduce float tails grades and increase overall gold recovery rates from 0.15 grams per tonne to expected levels of 0.19 grams per tonne
- installation of high shear oxygen reactors to improve gold recovery grades to 0.19 grams per tonne in the expanded CIL circuit

The current and planned capital projects at MWS include:

- completing the commissioning of the hydraulic mining, pumping and processing system to reclaim material from the Buffelsfontein No.2 tailings dam at the full capacity of 21,000 tonnes per day
- upgrading the CIL circuit, which is expected to improve overall recoveries
- construction of one additional gold and two uranium modules that is scheduled for commissioning in January 2009
- construction of one additional gold and one additional uranium module that is scheduled for commissioning in December 2009 – this will increase plant capacity to 1.9 million tonnes per month
- establishing a single large tailings dam that will contain all future production tailings as well as tailings from processing BGM's ore for uranium. Although additional deposition capacity must be commissioned within the next two to three years as the MWS No.5 dam will run out of deposition capacity within that time, management is confident that a solution will be in place this year.

The design and construction of the one additional gold and one additional uranium module for the MWS plant that is scheduled for commissioning in December 2009 was awarded to MDM Engineering. Orders for long lead items have been placed and a total of $3.6 million has been committed. Civil construction commenced during April 2008. To save time, MWS is adopting as many designs as possible from the Ezulwini Mine processing plant, which is expected to save considerable design time.

As at March 31, 2008, $21.2 million cash has been spent on the capital projects at MWS (FY 2007: $1.5 million). In terms of the revised project costs released in April 2008, the total capital required over the life of mine is estimated at $272 million (inclusive of sustaining capital).

The Mineral Resources detailed in the table below are effective as at 31 March 2008.

MWS Mineral Resource estimates

Surface			Tonnes			Gold			Uranium
Category	Place	Dam	(Mt)	Au (g/t)	Au ('000 oz)	Au (tons)	U_3O_8 (kg/t)	U_3O_8 (Mlb)	U_3O_8 (tons)
Measured	Buffels	2	23.2	0.36	267	8.3	0.09	4.61	2,090
	Buffels	3	24.9	0.35	280	8.7	0.10	5.44	2,466
	Buffels	4	14.1	0.37	170	5.3	0.10	3.17	1,439
	Harties	5	23.9	0.21	163	5.1	0.06	3.26	1,479
	Harties	6	13.3	0.20	85	2.6	0.06	1.85	839
Total measured			**99.4**	**0.30**	**965**	**30.0**	**0.08**	**18.33**	**8,313**
Indicated	Buffels	5	47.6	0.24	360	11.2	0.06	6.62	3,001
	Harties	1	74.4	0.26	624	19.4	0.06	10.17	4,611
	Harties	2	43.8	0.26	369	11.5	0.06	5.79	2,626
	Harties	7	1.3	0.27	11	0.3	0.16	0.46	211
	Harties	NKGE	1.2	0.50	19	0.6	0.18	0.47	214
	MWS	4 dom 1	9.7	0.14	43	1.3	0.05	1.01	456
	MWS	4 dom 2	17.4	0.28	157	4.9	0.13	5.12	2,322
	MWS	5	40.3	0.31	402	12.5	0.09	7.81	3,543
Total indicated			**235.7**	**0.26**	**1,984**	**61.7**	**0.07**	**37.44**	**16,984**
Total measured & indicated			**335.1**	**0.27**	**2,949**	**91.7**	**0.08**	**55.77**	**25,297**
Inferred	Harties	Flanagan	0.0	0.69	1	0.0	0.15	0.02	7
	MWS	5	15.2	0.30	146	4.6	0.09	3.17	1,437
	MWS	5 (from 2)	4.7	0.18	26	0.8	0.10	1.05	476
	Harties	Ellaton	1.3	0.39	16	0.5	0.15	0.41	187
Total inferred			**21.2**	**0.28**	**189**	**5.9**	**0.10**	**4.64**	**2,106**

Notes:

1. *Mineral Resources are quoted as in-situ Mineral Resources.*
2. *No cut-off grades were applied.*
3. *Rows and columns may not add exactly due to rounding.*
4. *Mineral Resources are quoted as inclusive of Mineral Reserves. Resources which are not Reserves do not have demonstrated economic viability.*
5. *MWS No.4 tailings dam is split into two domains, namely Domain 1, which is the uppermost section of the dam, and Domain 2, the lowermost portion of the dam. The tailings dam has been evaluated in two separate sections as they show distinct differences in grade.*

On March 31, 2008, the Corporation declared an updated mineral reserve estimate for MWS.

MWS Mineral Reserves

Surface			Tonnes			Gold			Uranium
Category	Place	Dam	(Mt)	Au (g/t)	Au ('000 oz)	Au (t)	U_3O_8 (kg/t)	U_3O_8 (Mlb)	U_3O_8 (t)
Proven	Buffels	2	23.2	0.36	267	8.3	0.09	4.61	2,090
	Buffels	3	24.9	0.35	280	8.7	0.10	5.44	2,466
	Buffels	4	14.1	0.37	170	5.3	0.10	3.17	1,439
	Harties	5	23.9	0.21	163	5.1	0.06	3.26	1,479
	Harties	6	13.3	0.20	85	2.6	0.06	1.85	839
Total proven			**99.4**	**0.30**	**965**	**30.0**	**0.08**	**18.33**	**8,313**
Probable	Buffels	5	47.6	0.24	360	11.2	0.06	6.62	3,001
	Harties	1	74.4	0.26	624	19.4	0.06	10.17	4,611
	Harties	2	43.8	0.26	369	11.5	0.06	5.79	2,626
	Harties	7	1.3	0.27	11	0.3	0.16	0.46	211
	Harties	NKGE	1.2	0.50	19	0.6	0.18	0.47	214
	MWS	4 dom 2	17.4	0.28	157	4.9	0.13	5.12	2,322
	MWS	5	40.3	0.31	402	12.5	0.09	7.81	3,543
Total probable			**226.0**	**0.27**	**1,941**	**60.4**	**0.07**	**36.44**	**16,529**
Total proven & probable			**325.4**	**0.28**	**2,907**	**90.4**	**0.08**	**54.77**	**24,842**

Notes:
1. *Mineral Resources are quoted as in-situ Mineral Resources.*
2. *No cut-off grades were applied.*
3. *Rows and columns may not add exactly due to rounding.*
4. *Mineral Resources are quoted as inclusive of Mineral Reserves. Resources which are not Reserves do not have demonstrated economic viability.*
5. *MWS No.4 tailings dam is split into two domains, namely Domain 1, which is the uppermost section of the dam, and Domain 2, the lowermost portion of the dam. The tailings dam has been evaluated in two separate sections as they show distinct differences in grade.*

Technical disclosure

All technical disclosure under the heading "Mine Waste Solutions" and in respect of MWS under "Outlook – Operating Cost Impact" has been prepared in accordance with National instrument 43-101 ("NI 43-101) by Daan van Heerden, B.Sc., M.Comm., Charles Muller, B.Sc, Pr.Sci.Nat, and Johan Odendaal, B.Sc., M.Sc., Pr.Sci.Nat all of Minxcon (Pty) Ltd, each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium.

Technical disclosure under the heading "Mine Waste Solutions" and in respect of MWS under "Outlook – Operating Cost Impact" is extracted from a technical report entitled "Technical Report on the Mine Waste Solutions ("MWS") Tailings Recovery Project, located near Stilfontein, North West Province, South Africa" with an effective date of March 31, 2008, prepared in accordance with NI 43-101 by Daan van Heerden, B.Sc., M.Comm., Charles Muller, B.Sc, Pr.Sci.Nat, Johan Odendaal, B.Sc., M.Sc., Pr.Sci.Nat, and Heidi Sternberg, B.Sc. Hons. (Geol.), GDE, Pr.Sci.Nat all of Minxcon (Pty) Ltd, each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium.

All technical disclosure under the heading "Ezulwini Mine", other than the disclosure on the stockpiles, date of first yellowcake production and the Ezulwini Exploration Program, and in respect of the Ezulwini Mine under "Outlook – Operating Cost Impact" has been prepared in accordance with NI 43-101 by R. Dennis Bergen, P.Eng and Wayne Valliant P.Geo of Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") each of whom is a "qualified person" under NI 43-101 and is independent of First Uranium.

Technical information under the heading "Ezulwini Mine", other than the disclosure on the stockpiles, date of first yellowcake production and Ezulwini Exploration Program, and in respect of the Ezulwini Mine under "Outlook – Operating Cost Impact" is extracted from a technical report entitled "Technical Report – Preliminary Assessment of the Ezulwini Project, Gauteng Province, Republic of South Africa" dated June 5, 2008 prepared in accordance with NI 43-101 by Messrs. Bergen and Valliant, who have also reviewed and approved the disclosure in this MD&A relevant to their respective contributions.

Results of operations

Consolidated results

(in thousands of dollars)	FY 2008	FY 2007
Group		
Revenue	**21,429**	–
Cost of sales (excluding amortization)	**(15,025)**	–
Amortization	**(1,555)**	–
Total cost of sales	**(16,580)**	–
Gross profit	**4,849**	–

Revenue for FY 2008 was generated from the sale of the gold from the MWS operations. As the Ezulwini Mine is still in a ramp-up phase and has not yet achieved commercial levels of production, revenues from the material, which was mined and then toll-treated at a neighbouring third party gold plant, have been credited against mine infrastructure costs relating to the Ezulwini Mine's mining operations in Property, Plant and Equipment. The Corporation had no production during FY 2007.

Other income

(in thousands of dollars)	FY 2008	FY 2007
Other income	**2,738**	27

Other income consists primarily of fees for sludge pumping services to a third party and hostel rental income at the Ezulwini Mine.

Expenditures

(in thousands of dollars)	FY 2008	FY 2007
General, consulting and administrative expenditures	**(15,573)**	(3,262)
Stock-based compensation	**(5,125)**	(2,460)
Pumping, feasibility and rehabilitation costs	**(5,343)**	(871)
Total expenditures	**(26,041)**	(6,593)
Operating loss	**(18,454)**	(6,566)

General, consulting and administrative expenditures included $5.5 million for FY 2008 (FY 2007: $1.6 million) for employee compensation costs, consulting and professional fees, as well as fees charged by Simmer & Jack for services provided pursuant to the Shared Services Agreement of $1.4 million for FY 2008 (FY 2007: $0.6 million). (See Related Party Transactions in this MD&A)

General, consulting and administrative expenses in FY 2008 primarily reflect the ongoing and increasing project activities, the costs of corporate offices in Johannesburg and Toronto and other expenses of operating a public company, which were not applicable in FY 2007.

The FY 2008 stock-based compensation expense reflects the amortized cost relating to 2,551,433 stock options granted during FY 2008 and the amortized cost relating to 1,223,001 stock options granted during FY 2007. The fair value of the stock-based compensation was estimated using the Black-Scholes option pricing model.

Pumping, feasibility and rehabilitation costs for FY 2008 were primarily comprised of the $4.6 million portion expensed of the pumping and feasibility costs incurred at the Ezulwini Mine. During FY 2007, only $0.8 million (mostly feasibility costs) were expensed to this account, as the majority of the pumping costs were capitalized. An increasing amount of pumping costs will be expensed as part of cost of production as the Ezulwini Mine production expands.

(in thousands of dollars)	FY 2008	FY 2007
Operating loss	**(18,454)**	(6,566)
Interest income	**14,847**	3,433
Interest expense	**(5,782)**	(162)
Accretion expense on Debentures	**(8,485)**	–
Accretion expense on Asset Retirement Obligations	**(896)**	
Foreign exchange losses	**(2,611)**	(4,612)
Loss before income taxes	**(21,381)**	(7,907)

Interest income in FY 2008 primarily represents interest earned on the net proceeds from the Offering and the Debentures. Cash balances have been invested in short-term deposits with the Corporation's bankers until required for capital projects or to fund operating costs. The interest income in FY 2007 primarily represents the interest earned from the December 2006 Offering to the March 31, 2007 yearend.

Interest expense in FY 2008 consists of the interest paid on the Debentures. The interest expense during FY 2007 consisted of the non-capital portion of interest paid by EMC on the loan payable to Simmer & Jack. The accretion expense on Debentures relates to the senior unsecured convertible debentures issued during May 2007. (See Note 11 to the Financial Statements.) The accretion expense on Asset Retirement Obligations relates to the environmental rehabilitation liabilities of the Ezulwini Mine and MWS. (See Note 12 to the Financial Statements.)

The foreign exchange losses on translation in FY 2008 reflect the overall strengthening of the Cdn$ against the US dollar and the overall weakening of the ZAR against the Cdn$ and the US dollar.

The table below shows the exchange rate movements over the quarters of FY 2008 relative to FY 2007:

	Q4 2008	Q3 2008	Q2 2008	Q1 2008	FY 2008	FY 2007
Cdn$ to the ZAR – closing rate	**8.02**	**6.99**	**6.98**	**6.68**	**8.02**	6.30
Cdn$ to the ZAR – average rate	**7.52**	**6.93**	**6.81**	**6.47**	**6.93**	6.20
Cdn$ to the US$ – closing rate	**0.98**	**1.10**	**1.01**	**0.94**	**0.98**	0.87
Cdn$ to the US$ – average rate	**1.00**	**1.01**	**0.95**	**0.91**	**0.97**	0.88
US$ to the ZAR – closing rate	**8.20**	**6.85**	**6.92**	**7.01**	**8.20**	7.28
US$ to the ZAR – average rate	**7.55**	**6.79**	**7.12**	**7.11**	**7.14**	7.06

Loss before income taxes

(in thousands of dollars)	FY 2008	FY 2007
Loss before income taxes	**(21,381)**	(7,907)
Income tax charge	**(966)**	(21)
Loss for the year	**(22,347)**	(7,928)

The loss before taxes in FY 2008 increased year over year as a result of increased ongoing expenditures that more than offset gross profit from gold sales. The increase in expenditures year over year reflects the ramp-up of activities, ongoing project activities, the costs of corporate offices in Johannesburg and Toronto and other expenses of operating a public company, which were not applicable for most of FY 2007.

The income tax charge increased year over year as a result of the deferred taxation provision at MWS for the period from acquisition to March 31, 2008.

Use of proceeds

OFFERING

Pursuant to the Offering in December 2006, First Uranium raised total net proceeds of $177.7 million of which $143.6 million had been expended as at March 31, 2008 leaving a balance on hand at that date of $34.1 million:

Use of net proceeds

(in millions of dollars)	Total spent at March 31, 2008	Spent during FY 2008	Spent during FY 2007
Development of the Ezulwini Mine	**(112.3)**	**(93.0)**	(19.3)
Development of MWS	**(21.2)**	**(19.7)**	(1.5)
Repayment of indebtedness owed by EMC to Simmer & Jack	**(14.1)**	**–**	(14.1)
Purchase of the Ezulwini Mine infrastructure	**(8.9)**	**–**	(8.9)
Working capital and general corporate purposes	**12.9**	**4.3**	8.6
Total	**(143.6)**	**(108.4)**	(35.2)

While First Uranium intends to apply the net proceeds of the Offering approximately as disclosed in the Corporation's final prospectus dated December 12, 2006 in connection with the Offering, such uses are by definition, based on estimates and assumptions and are subject to variance. In addition, there may be circumstances where, for sound business reasons, a re-allocation of the funds may be necessary or advisable.

DEBENTURES

The Corporation intends to use the net proceeds from the issue of the Debentures together with the balance of the net proceeds of the Offering, to fund the Ezulwini Expansion Program, the development of the Ezulwini Mine and MWS as described above and for general corporate purposes. The net proceeds of $130.6 million from the issue of the Debentures are currently held in Canadian dollar denominated short-term deposits bearing interest at 4.85% per annum. The approval of the South African Reserve Bank ("SARB"), which was required in connection with the issue of the Debentures, included a condition that the Corporation transfers the net Debenture proceeds to bank accounts of the Corporation in South Africa and convert the funds to ZAR, by May 3, 2008. On April 30, 2008, Cdn$50 million was transferred to the Corporation's bank account in South Africa and converted to ZAR. The balance remains in Canadian dollar pending consideration by SARB of the Corporation's application to allow the funds to remain in Canada.

Cash flows

(in thousands of dollars)	FY 2008	FY 2007
Cash flows utilized in operating activities	**(1,723)**	(15,743)
Cash flows utilized in investing activities	**(111,612)**	(24,373)
Cash flows from financing activities	**131,624**	178,470
Net effect of exchange rates on cash held in foreign currencies	**7,536**	–
Net increase in cash and cash equivalents for the year	**25,825**	138,354
Cash and cash equivalents at beginning of year	**138,914**	560
Cash and cash equivalents at end of year	**164,739**	138,914

The cash utilized in operating activities during FY 2008 was primarily used to fund the ongoing expenditures incurred by the Corporation during the year that more than offset the gross profit from gold sales. The cash utilized in operating activities during FY 2007 was mainly the result of a reduction in net receivables from related parties and an increase in accounts payable and accrued liabilities.

The cash utilized in investing activities in FY 2008 primarily relates to $93.0 million and $19.7 million of capital expenditures at the Ezulwini Mine and MWS, respectively. The cash utilized in investing activities in FY 2007 relates to capitalized pumping costs at the Ezulwini Mine.

The cash generated during FY 2008 from financing activities was primarily attributable to the $130.6 million of net proceeds raised from the Debentures in May 2007. The cash generated from financing activities during FY 2007 was attributable to the $177.7 million of net proceeds from the Offering in December of 2006.

The net effect of exchange rates on cash held in foreign currencies (Cdn$ and ZAR) during FY 2008 is primarily the result of the Debenture proceeds held in cash and the debt portion of the Debentures translated to US dollars at the exchange rate in effect at the end of FY 2008, while the equity portion of the Debentures was translated to US dollars at the rate in effect on the date that the Debentures were issued.

Financial position and liquidity

ASSETS

Cash and cash equivalents increased by $25.8 million during FY 2008 to $164.7 million as at March 31, 2008. The increase was primarily the net result of the $130.6 million of Debenture net proceeds, offset by capital expenditures of $112.7 million at the Corporation's two operations.

Accounts receivable of $9.7 million at March 31, 2008 (FY 2007: $1.7 million) were primarily comprised of $2.3 million of gold revenue (after toll-treatment and transport costs) and $6.5 million of value-added tax and goods and services taxes recoverable, mainly relating to the ongoing capital expenditures on the projects.

Inventories of $2.8 million at the end of FY 2008 (FY 2007: $0.3 million) include $0.5 million of gold work-in-progress and $1.6 million of spares and consumables from the MWS operations. At the end of FY 2008, the Corporation also had surface stockpiles at the Ezulwini Mine measured and valued at $0.7 million.

Property, plant and equipment increased to $204.7 million at March 31, 2008 (FY 2007: $31.0 million) representing capital expenditures at the Corporation's two mining operations as well as the $40.4 million of MWS assets acquired in June 2007 (see Note 4 to the Financial Statements) and the $10.2 million value of Buffelsfontein Tailings associated with the asset retirement obligation related to the processing of Buffelsfontein Tailings that was assumed during December 2007 (See Note 7 to the Financial Statements).

Cash capital expenditures at the Ezulwini Mine of $93.0 million for FY 2008 were primarily related to additions to mining infrastructure and construction of its gold and uranium plants. At MWS, cash capital expenditures of $19.7 million for FY 2008 were mostly related to the construction of the reclamation station and the pipeline between the Buffelsfontein Tailings and the MWS gold plant.

The increase in asset retirement funds to $4.8 million (FY 2007: $2.8 million) was the result of the $2.0 million environmental rehabilitation trust fund assumed by the Corporation on the acquisition of MWS in June 2007.

The $1.0 million loan to a related party represents the loan advanced to the President and Chief Executive Officer on October 17, 2007. (See Note 24 to the Financial Statements.)

INVESTING ACTIVITIES

During FY 2008, investing activities were primarily comprised of mining and pumping costs incurred and capitalized to mine development expenditures.

LIABILITIES

At March 31, 2008, total liabilities were $155.3 million (FY 2007: $11.1 million), consisting of the debt portion of $99.9 million of the Debentures (see Note 11 to the Financial Statements), accounts payable and accrued liabilities of $24.3 million (FY 2007: $5.7 million), the future tax liability in the amount of $10.6 million arising from the MWS acquisition, the asset retirement obligation of $19.9 million (FY 2007: $5.3 million) and the payable to a related party of $0.5 million (FY 2007: Nil).

Included in the accounts payable and accrued liabilities of $24.3 million (FY 2007: $5.7 million) at the end of FY 2008 was $8.7 million and $0.7 million of payables related to the capital expenditures incurred at the Ezulwini Mine and MWS, respectively, as well as trade payables of $7.2 million and $3.3 million related to the Ezulwini Mine and MWS operations, respectively.

The payable to a related party of $0.5 million at the end of FY 2008 results from transactions pursuant to the Shared Services Agreement between First Uranium and Simmer & Jack, which were incurred in the normal course of business. At the end of FY 2007, the Corporation had a receivable from a related party of $6.8 million, representing funds held by Simmer & Jack on behalf of the Corporation's South African operations while the Corporation was establishing their own bank accounts. (See Related Party Transactions in this MD&A.)

Asset retirement obligations increased as a result of the $2.8 million environmental rehabilitation obligation assumed with the MWS acquisition in June 2007 and the environmental rehabilitation obligation of $10.2 million relating to the mining of the Buffelsfontein Tailings commencing in December 2007. (See Note 12 to the Financial Statements.)

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2008, First Uranium had working capital of $152.4 million (FY 2007: $142.0 million). The increase in working capital from FY 2007 is mainly attributable to the net proceeds of $130.6 million from the Debentures offset by the $112.7 million cash utilized on capital expenditures incurred at the Corporation's two operations.

Capital investments of $312 million and $272 million, inclusive of expenditures to date, are the total estimated cash required to complete the capital projects at the Ezulwini Mine and MWS, respectively, for which current commitments of $40.3 million (FY 2007: $14.8 million) are in place. As at March 31, 2008, the Corporation's cumulative cash investments relating to its two projects were $133.4 million (FY 2007: $20.3 million).

Capital of $0.9 million was spent during FY 2008 in relation to the approved exploration budgets of $10 million for the contiguous properties to the north-east and south-east of the Ezulwini Mine and $30 million for the Ezulwini Mine. The extent to which the budgeted amounts are spent depends on the ongoing exploration results. Current commitments of $0.5 million relating to exploration work existed as at March 31, 2008.

The Corporation entered into an agreement with a third party, commencing in January 2009, to calcine the yellowcake received from First Uranium's operations to produce uranium oxide packaged for dispatch to converters ("Toll Treatment Agreement"). Either party may terminate the agreement on 18 months notice. The third party calciner will construct a plant with one-half of the capacity of the plant to be dedicated for the processing of the First Uranium yellowcake and will purchase a road tanker to transport the yellowcake from the First Uranium operations to the third party calciner's facility. First Uranium

will pay one-half of the construction cost of the calcining plant up to a maximum of $1.8 million and one-half of the cost of the road tanker (together referred to as the "Loan"). The Loan will be effective as of January 5, 2009 and is to be repaid in monthly installments over a seven-year period commencing January 30, 2009. The Loan will bear interest at a rate equal to the prime overdraft rate as quoted by SARB, plus 2%, commencing January 5, 2009. If First Uranium cancels the agreement, in the absence of a right under the agreement to cancel the agreement in a prescribed circumstance, First Uranium will continue to be obligated to repay the entire Loan.

As at March 31, 2008, First Uranium had the following contractual obligations:

Payments due by date

(in thousands of dollars)	Less than 1 year	1–3 years	4–5 years	After 5 years	Total
Operating leases	91	279	16	–	386
Purchase obligations	40,301	–	–	–	40,301
Asset retirement obligations	–	–	–	19,901	19,901
Senior unsecured convertible debentures	–	–	99,880	–	99,880
Total contractual obligations	40,392	279	99,896	19,901	160,468

Subsequent to March 31, 2008, the Corporation:

- entered into an agreement to purchase a 30 MW diesel-fired power plant and associated equipment, refurbished and configured in accordance with the Corporation's specifications for $8.5 million. The vendor will oversee the installation, construction, start-up and commissioning of the power plant at both of the Corporation's operations. Eighty percent of the purchase price is payable upon shipment of the power plant and the balance upon installation and the successful commissioning at site. The Corporation is responsible for shipping charges of approximately $750,000. In addition, the costs of civil, structural and electrical switchgear and transmission equipment are estimated to be $6.5 million.
- agreed to lease ten self contained diesel powered generating sets ("gensets") for an initial term of eighteen months. The fixed monthly rental charge is $13,500 per genset for the first twelve months, reducing to $12,500 per genset thereafter. After the initial eighteen months period, the Corporation has the option to extend the lease agreement period for up to sixty months, in successive twelve month periods. The fixed monthly charge per genset is $12,500 for months 19 to 24; $12,000 for months 25 to 36; $11,500 for months 37 to 48; and $11,000 for months 49 to 60. If the gensets are rented for sixty months, the Corporation is entitled to purchase the gensets for $50,000 per set. The Corporation is also obligated to pay a monthly fixed charge of $25,000 and a running hourly charge of EUR11.30 ($17.85). These charges are subject to indexation based on consumer price indexes. The Corporation is also responsible for $75,000 mobilization charges and $56,250 demobilization charges per shipment.

First Uranium anticipates that the estimated $471 million of capital required (exclusive of a proposed acid plant) over the remaining life of the Ezulwini Mine and MWS (inclusive of sustaining capital) as well as $40 million approved for the long-term Ezulwini Expansion Program are expected to be funded from existing cash and cash equivalents of $164.7 million and from internally generated cash flow from future sales of gold and uranium at current price assumptions, along with funds that may be available under a proposed mandate letter and term sheet with a financial institution for a credit facility. Discussions in respect of the credit facility and potential lines of credit are ongoing. The Corporation expects to fund the proposed acid plant through a separate project and/or end-user financing arrangement.

Summary of quarterly results

The table below sets out selected financial data for the periods indicated (as derived from First Uranium's consolidated financial statements):

(in thousands of dollars, except per share amounts)	Revenue	Loss (income) for the three months	Basic & diluted loss (earnings) per share	Total assets	Long term liabilities
Fiscal quarters ended					
March 31, 2008	**6,360**	**(26,871)**	**(0.21)**	**387,742**	**(130,430)**
December 31, 2007	6,633	(3,998)	(0.03)	404,555	(128,182)
September 30, 2007	6,254	3,051	0.02	389,554	(117,349)
June 30, 2007	2,183	5,471	0.04	373,549	(118,900)
March 31, 2007	Nil	(2,689)	(0.02)	181,427	(5,377)
December 31, 2006	Nil	(3,787)	(0.04)	195,374	Nil
September 30, 2006	Nil	786	0.01	8,839	Nil
June 30, 2006	Nil	(2,238)	(0.03)	4,120	Nil

Fourth quarter results

During Q4 2008, the Corporation generated $6.4 million revenue from gold sales at MWS at a total cost of sales of $3.6 million resulting in $2.8 million gross profit. Ezulwini generated $2.5 million revenue during Q4 2008 that has been credited against mine infrastructure cost relating to the Ezulwini Mine in Property, Plant and Equipment. Q4 2008 production at the Ezulwini Mine was limited as a result of the decision to curtail underground development due to the shutdown of toll-milling capacity and lack of sufficient ventilation due to the shortage of power during the initial months of the Power Situation and the slower than anticipated shaft refurbishment program.

The operating loss (loss before interest, accretion expenses and foreign exchange translation losses) for Q4 2008 was $8.6 million and is the result of higher ongoing expenditures relating to development and corporate activities during the quarter as well as higher stock-based compensation cost as a result of the 2.2 million stock options granted during Q4 2008.

The Corporation recorded a loss in Q4 2008 of $26.9 million which is primarily attributable to the ongoing expenditures as well as foreign exchange translation losses of $16.2 million resulting from the significant weakening of the ZAR against the US$ during Q4 2008.

Cash flows utilized in operating activities was $23.8 million which is the result of increased ongoing expenditures during the quarter as well as the foreign exchange translation losses incurred during the quarter.

Cash used in investing activities was $23.8 million of which $22.3 million was comprised of capital expenditures incurred at the Corporation's two operations.

There was a $0.2 million increase in cash from financing activities due to the exercise of 30,476 stock options during Q4 2008.

Outlook

As mentioned above, the Corporation conducted studies to assess the economic viability of First Uranium generating its own power at the Ezulwini Mine and MWS for the next five years and to build its own acid plant to secure future supply of sulphuric acid for its uranium plants at reduced costs. The following table summarizes the impact of the power supply and acid cost changes at the Ezulwini and MWS:

Operating cost impact of revised project economics

	MWS	Ezulwini Mine
Electrical power required	43 MW	56 MW
Eskom commitment	29 MW	32 MW
Self-generated power	14 MW	24 MW
Life-of-mine average operating costs		
Operating cost per reclaimed tonne gold ($/tonne)	2.12	
Operating cost per concentrate tonne U_3O_8 ($/tonne)	9.82	
Operating cost per milled tonne ($/tonne)		71.82
Uranium cash cost ($/pound)	22	33
Gold cash cost ($/ounce)	347	376
Capital expenditures	$251 million	$220 million
Average annual life-of-mine production		
Uranium (pounds)	1,317,000	952,000
Gold (ounces)	130,000	306,000
MWS production milestones		
1st module of gold plant	June 2007	
2nd module of gold plant	Dec. 2008	
3rd module of gold plant	Dec. 2009	
1st module of uranium plant	Dec. 2008	
2nd module of uranium plant	Dec. 2008	
3rd module of uranium plant	Dec. 2009	
Ezulwini Mine production milestones		
Gold plant commissioning commences		April 2008
1st 50,000 tonne per month mill		June 2008
Uranium plant commissioning commences		June 2008
2nd 50,000 tonne per month mill		Sep 2008
3rd 50,000 tonne per month mill		Jan 2009
4th 50,000 tonne per month mill		Jan 2009
NPV_8	$413 million	$667 million
IRR	70%	336%

Notes:

1. *The assumed exchange rate for South African rand for all dates in the table above is as shown in the table below.*
2. *Co-product costs assume that operating cash costs are split in proportion to the revenue earned from each product.*
3. *NPV is calculated using a nominal discount rate of 8%.*
4. *The MWS figures differs from the November 2007 model in that the Corporation's fiscal year 2008, which ended on March 31, 2008, has not been considered in the above calculations.*
5. *At MWS, the first gold plant module became operational with the acquisition of the MWS gold plant in June 2007.*
6. *The Corporation previously disclosed the NPV as $419 million and an IRR of 75% for MWS.*

The following assumptions were used in the above assessment of the impact of the power supply and acid cost changes at Ezulwini and MWS:

	Unit	Mar 2009	Mar 2010	Mar 2011	Mar 2012	Beyond Mar 2012
Gold price	($/oz.)	890	907	874	797	711
Uranium price	($/lb.)	96	92	79	75	50
Currency exchange rate	(ZAR/$)	7.27	7.36	7.50	7.45	7.57
Market sulphuric acid price (incl. transport)	$/tonne	350	265	170	95	95
Project sulphuric acid price (MWS)	$/tonne	266	266	34.2	34.2	34.2
Project sulphuric acid price (Ezulwini)	$/tonne	565	565	47.5	47.5	47.5

Based on the positive economic results of the studies, the Corporation also entered into an agreement to purchase a power plant (30 MW, comprised of twelve 2.5 MW generating sets) that is expected to arrive in South Africa during July 2008, with construction, installation and commissioning to be completed during December 2008. The Corporation also entered into an agreement to lease gensets (1 MW each) with a combined capacity of 10 MW that will be delivered to the Ezulwini Mine over a three-month period with the first four generators arriving during July 2008 with commissioning by the end of the month. (See Liquidity and Capital Resources in this MD&A)

In April 2008, the Corporation also announced plans, subject to financing, to purchase and install at the MWS facility an "off the shelf" acid plant to produce sulphuric acid to reduce the future costs and secure the supply of acid required for its two uranium and gold mining projects. The projected cost is approximately $124 million. Based on an analysis of pyrite feed-stock potential from the MWS tailings dams, a preliminary technical assessment and a recent market analysis, the Corporation expects that it will take nineteen months to procure and commission the acid plant with anticipated production beginning in January 2010. Until the Corporation can produce its own acid, it has secured its initial requirements for sulphuric acid in a market where acid supplies remain very tight. The Corporation anticipates that significant acid price increases will continue in the medium term, as acid prices are closely related to the market for sulphur which is also indicating tight supply and significant price increases. A specification and procurement study has been initiated and is expected to be completed by the middle of the second fiscal quarter. To date the Corporation has not made any capital commitments with regards to the acid plant.

Once the acid plant is completed, the Corporation will direct all of the pyrite currently produced as waste at the MWS plant to the acid plant for the production of sulphuric acid, which will eliminate the need to source acid from third-party vendors. Since the planned production of the acid would be more than sufficient to supply both the Ezulwini Mine's and MWS's projected acid requirements, excess acid could be sold into the market at the then prevailing market rates. In addition, as the production of acid in the plant will be an exothermic reaction, there is the opportunity to generate a by-product of approximately 4 MW of power, which will be available to augment the power supply to MWS.

The next major milestone for the Ezulwini Mine is the completion of the commissioning of the 200,000 tonne per month gold plant, which is on schedule for June 2008 and to produce gold bullion in July 2008. The 100,000 tonne per month uranium plant is on schedule to deliver its first shipment of yellowcake in August 2008. Current mine production from the UE section and the ME section is being stockpiled separately on surface to feed the plants during its commissioning phases.

In addition to the Toll Treatment Agreement with a third party discussed in this MD&A under Liquidity and Capital Resources, the Corporation also entered into an interim off-take agreement with the third party, for the period from the planned startup of the uranium plant at the Ezulwini Mine in June 2008 until January 2009, pursuant to which the third party will purchase First Uranium's yellowcake production at rates based on the then prevailing spot prices.

At MWS, the pipeline from the Buffelsfontein No.2 tailings dam to the MWS gold plant is complete and operating. Commissioning of the introduction of the new material from the Buffelsfontein No.2 tailings dam to the MWS gold plant is ongoing. Upgrades to re-pulping of the tailings, the pumping and the plant processes are expected to improve volume, recoveries and costs in the MWS gold plant.

An upgrade to accommodate a deposition rate of 1.3 million tonnes of material per month on the MWS No.5 tailings dam is planned in advance of the commissioning of the second module of the MWS gold plant and the first two modules of the uranium plant.

Related party transactions

On December 20, 2006, First Uranium and Simmer & Jack entered into a shared services agreement (the "Shared Services Agreement"). For a description of the Shared Services Agreement, see the Corporation's AIF for 2008. During FY 2008, the Corporation paid $2.3 million to Simmer & Jack pursuant to the Shared Services Agreement (FY 2007: $2.6 million). During FY 2008 $0.9 million of the fees charged by Simmer & Jack relating to technical services provided to the Ezulwini Mine and MWS were capitalized (FY 2007: $2.0 million).

Prior to December 2006, the Corporation shared its premises with other companies that had common directors and reimbursed the related companies for its proportional share of expenses or was reimbursed by the related companies for their proportional share of expenses. During FY 2007, the Corporation was also charged $0.6 million for consulting services provided by related directors, officers and consultants of the Corporation.

First Uranium has agreed to reimburse Simmer & Jack for 50% of the fees that Simmer & Jack is required to pay to an empowerment company for consulting. During FY 2008 the Corporation paid $0.2 million to Simmer & Jack in connection with such services (FY 2007: $0.05 million).

As previously disclosed and at the same time as the Offering, the Corporation entered into an agreement on December 12, 2006 with Waterpan providing for the acquisition of the remaining 10% of the shares of EMC in consideration for 6.1 million common shares of First Uranium. On December 14, 2007 this transaction was completed. (See Note 1, 13 and 24 to the Financial Statements.)

On September 13, 2007, the Ezulwini Mine acquired a reconditioned mill for the first 50,000 tonne per month milling unit from BGM for a consideration of $1.7 million.

On September 27, 2007, the Board approved a loan in the amount of Cdn$1 million to the President and Chief Executive Officer of First Uranium for the purpose of facilitating the relocation of his family to Toronto, where the corporate office is located. The loan carries interest at 4% payable monthly in arrears, is for a term of six years from date of closing of the purchase of a family residence and is unsecured. The loan was advanced on October 17, 2007. Interest of $14,680 was received during FY 2008.

Critical accounting policies and estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and reported amounts of revenues and expenditures during the reporting period. Note 2 to the Financial Statements describes all of the Corporation's significant accounting policies.

PROPERTY, PLANT AND EQUIPMENT

The cost of an item of property, plant and equipment is recognized as an asset when:

- it is probable that future economic benefits associated with the item will flow to the Corporation; and
- the cost of the item can be measured reliably.

Costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service it. If a replacement cost is recognized in the carrying amount of an item of property, plant and equipment, the carrying amount of the replaced part is derecognized.

Property, plant and equipment are carried at cost less accumulated amortization and any impairment losses.

Amortization is provided on all property, plant and equipment other than freehold land, to write down the cost, less residual value, over their useful lives. See Note 2.5 to the Financial Statements for detail.

Exploration costs incurred to the date of establishing that a property has mineral reserves, which have the potential of being economically recoverable, are expensed. Exploration and development expenses incurred subsequent to this date are capitalized. If the project becomes feasible, the costs are amortized over the life of the mine. If the project is stopped, the costs are written off immediately.

Once a development mineral property goes into commercial production, the property is classified as "Producing" and the accumulated costs are amortized over the estimated recoverable reserves in the current mine plan using a unit-of-production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.

Costs associated with start-up activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Corporation is ready to commence service. Any revenues earned during this period are recorded as a reduction in deferred start-up costs. These costs are amortized using the units-of-production method over the life of the mine, commencing on the date of commercial service.

The amortization charge for each period is recognized in earnings or loss unless it is included in the carrying amount of another asset.

ASSET RETIREMENT OBLIGATIONS

The Corporation recognizes the fair value of a future asset retirement obligation as a liability in the year in which it incurs a legal obligation associated with the retirement of tangible long-lived assets resulting from the acquisition, construction, development, and/or normal use of the assets. The obligations are measured initially at fair value and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the statement of operations, deficit, and comprehensive income. Changes in the amount or timing of the underlying future cash flows are immediately recognized as an increase or decrease in the carrying amounts of the liability and related assets. These costs are amortized to the results of operations over the life of the asset.

The Corporation's activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.

STOCK-BASED COMPENSATION

The Corporation has a stock-based compensation plan which is described in Note 14 to the Financial Statements. The Corporation accounts for all stock-based payments under the fair value based method.

Under the fair value based method, compensation cost is measured at fair value at the grant date. Compensation cost is recognized in earnings on a straight-line basis over the relevant vesting period. The counterpart is recognized in contributed surplus. Upon the exercise of a stock option, share capital is recorded at the sum of the proceeds received and the related amount of contributed surplus. The fair value relating to forfeited stock options is debited to contributed surplus and credited to the statement of operations and deficit, and comprehensive loss.

Changes in accounting policies

Effective April 1, 2007, the Corporation adopted two new accounting standards that were issued by the Canadian Institute of Chartered Accountants ("CICA"):

- Handbook Section 1530 – Comprehensive Income
- Handbook Section 3855 – Financial Instruments – Recognition and Measurement

As provided under the standards, the comparative consolidated financial statements have not been restated. There were no transitional effects and as a result no adjustments have been recorded to deficit as at April 1, 2007.

SECTION 1530 – COMPREHENSIVE INCOME

This section describes the reporting and disclosure standards with respect to comprehensive income and its components. Comprehensive income or loss consists of changes in the equity of the Corporation from sources other than the Corporation's shareholders, and includes earnings or losses of the Corporation, the foreign currency translation adjustment relating to self sustaining foreign operations and unrealized gains and losses on changes in fair values of available-for-sale assets and effective cash flow hedging instruments. Other comprehensive income or loss comprises revenues, expenses and gains and losses that are recognized in comprehensive income or loss but are excluded from earnings or losses for the year. This change in accounting policy had no effect on the consolidated financial statements of First Uranium.

SECTION 3855, FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT

This section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the consolidated balance sheet when the Corporation becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition, except for certain related party transactions. Fair value is the amount at which an item could be exchanged between willing parties. Measurement in subsequent periods depends on whether the financial instruments have been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

The Corporation designated certain financial assets and financial liabilities and adopted the following new accounting policies:

Cash and cash equivalents

Cash and cash equivalents are classified as "assets available-for-sale" and are measured at fair value at each balance sheet date. Any changes in fair value are recognized in Other comprehensive income in the period in which the change arises. Fair value is calculated using published price quotations in an active market, where applicable. The carrying amounts for cash and cash equivalents at March 31, 2008 approximated their fair values because of their short terms of maturity; no adjustments were made to the opening values.

Accounts receivable and receivables from related parties

These assets are classified as "loans and receivables" and are recorded at amortized cost, which upon their initial measurement is equal to their fair value. Subsequent measurements are recorded at amortized cost using the effective interest rate method. The carrying amounts for these assets as at March 31, 2008 approximated their fair values because of their short terms of maturity; no adjustments were made to the opening values.

Asset retirement funds

Asset retirement funds are classified as "assets available-for-sale" and are measured at fair value at each balance sheet date. Any changes in fair value are recognized in Other comprehensive income in the period in which the change arises. Fair value is calculated using the quoted prices of South African equities in an active market, with interest and dividends recognized in net income. Any equities without market quotes are carried using the cost method. The carrying values for the asset retirement funds as at March 31, 2008 approximated their fair values; no adjustments were made to the opening values.

Accounts payable and accrued liabilities and payable to related parties

These liabilities are classified as "other financial liabilities" and are initially measured at their fair values. Subsequent measurements are recorded at amortized cost using the effective interest rate method. The carrying values for these liabilities as at March 31, 2008 approximated their fair values; no adjustments were made to the opening values.

Senior unsecured convertible debentures

The sum of the carrying amounts assigned to the liability and equity components of the convertible debentures on initial recognition is always equal to the carrying amount that would be ascribed to the instrument as a whole. The debt portion is recorded at fair value on initial recognition and subsequently accreted over the life of the convertible debentures. No gain or loss arises from recognizing and presenting the components of the instrument separately. The relative fair value method is used to determine the value of the option directly either by reference to the fair value of a similar option, if one exists, or by using an option pricing model. The value determined for each component is then adjusted on a pro rata basis to the extent necessary to ensure that the sum of the carrying amounts assigned to the components equals the amount of the consideration received for the convertible debentures.

SECTION 1506 – ACCOUNTING CHANGES

In July 2006, the CICA issued a new version of Section 1506 of the CICA Handbook, "Accounting Changes". This new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. This new section was adopted by the Corporation on January 1, 2007 and had no impact on the Corporation's results.

Accounting policy choice for transaction costs

On June 1, 2007, CICA Emerging Issues Committee issued Abstract no. 166, "Accounting Policy Choice for Transaction Costs" (EIC 166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. EIC 166 requires retroactive application to all transaction costs accounted for in accordance with Section 3855. The current recognition policy for transaction costs is consistent with this guidance.

On December 1, 2007, the CICA issued the following new accounting standards which became effective for interim periods beginning on or after October 1, 2007:

Section 1535 – Capital disclosures

This Section establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure of the entity's objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. The Corporation has included disclosures recommended by Section 1535 in Note 22 to the Financial Statements.

Section 3862 – Financial instruments – disclosures

This Section describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risk arising from financial instruments to which the entity is exposed and how the entity manages those risks. The Corporation has included disclosures recommended by Section 3862 in Note 23 to the Financial Statements.

Section 3863 – Financial instruments – presentation

This Section establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirement of Section 3861, "Financial Instruments – Disclosure and Presentation". The Corporation has included disclosures recommended by Section 3863 in Note 23 to the Financial Statements.

Future accounting standards

The CICA issued the following amendments to the accounting standards for periods beginning on or after January 1, 2008:

General standards on financial statement presentation
Section 1400 "General standards on financial statement presentation" has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The Corporation does not expect the adoption of these changes effective January 1, 2008, to have an impact on its consolidated financial statements.

Inventories
Section 3031 "Inventories" provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign cost to inventories. The Corporation does not expect the adoption of these changes effective January 1, 2008, to have an impact on its consolidated financial statements.

Goodwill and intangible assets
Section 3064, "Goodwill and intangible assets" establishes revised standards for recognition measurement, presentation and disclosure of goodwill and intangibles assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, "Revenues and expenses during the pre-operating period". As a result of the withdrawal of EIC 27, the Corporation will no longer be able to defer costs and revenues incurred prior to commercial production at new operations. This is effective for periods beginning on or after January 1, 2009.

Outstanding share data

	FY 2008	FY 2007
Common shares outstanding at beginning of period	**121,686,047**	87,536,047
Shares issued during the period	**9,387,990**	34,150,000
Common shares outstanding at end of period	**131,074,037**	121,686,047
Unexercised stock options outstanding at end of period	**3,438,956**	1,223,001
Average strike price of outstanding options (Cdn$)	**9.13**	7.30

As at June 9, 2008, First Uranium had 131,074,037 common shares outstanding and there were 3,438,956 unexercised stock options outstanding, at an average strike price of Cdn$9.13 per share.

As at March 31, 2008 and June 9, 2008, First Uranium also had $135.1 million (Cdn$150 million) principal amount of Debentures outstanding which are convertible into 60.9013 common shares for each Cdn$1,000 principal amount of Debentures, representing 9,135,195 common shares.

Risks and uncertainties

UNCERTAINTIES

There are a number of uncertainties in the mining business of First Uranium that are beyond First Uranium's control, including:

- demand and prices for the Corporation's future production of uranium and gold
- the consistent supply of sufficient electrical power
- the consistent supply of sufficient sulphuric acid
- government legislation regarding mining companies in South Africa
- securities regulation regarding public listed companies in Canada and South Africa
- foreign exchange rates
- interest rates
- the decisions and activities of the Corporation's competitors in the uranium and gold mining business, which impact the supply of uranium and the demand for available services, construction materials, labour and the rights for prospecting and mining
- the continued endorsement of nuclear power as a preferred source for the world's energy needs
- the decisions of investors to continue to buy and hold the securities of the Corporation
- natural disasters, war or random occurrences or acts that could result in a material change to economic and market performance, business conditions or operations

RISKS

In addition, First Uranium's mining properties are in the development stage and are subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, certain business, operational and market risks. For a detailed discussion of the Corporation's risks please refer to the Corporation's 2008 AIF, which is available on the Corporation's website www.firsturanium.com and on www.sedar.com or upon request from the Corporation.

Business risks

Simmer & Jack
Simmer & Jack and First Uranium share the Chair of the Board and the same President & CEO, as well as several services that benefit both companies.

In addition, SARB requires that Simmer & Jack maintain a controlling interest in the Corporation, which could reduce or impede the Corporation's ability to raise additional required funds at favourable rates should Simmer & Jack desire to avoid dilution of their shareholding in the Corporation.

First Uranium also relies on Simmer & Jack for its BEE credentials, among other things.

Black Economic Empowerment ("BEE") requirements
Failure to comply with BEE requirements could jeopardize First Uranium's ability to obtain and retain mining and prospecting rights. There is also no guarantee that the interests of First Uranium will be wholly aligned with the interests of its (direct or indirect) BEE shareholders.

Mining and prospecting rights, licenses and titles
The Corporation has not obtained all mining rights and government approvals required to develop its proposed uranium and gold project at MWS. The Corporation will make significant expenditures in respect of MWS prior to it obtaining the mining rights necessary to construct and operate its project.

Senior management

As a new company with a small management team, First Uranium is dependant on certain key management personnel for the successful operation of the business. Loss of key personnel could harm the Corporation's operations and financial condition.

Business interruption

The Corporation is exposed to risks that could interrupt its business. One of the Corporation's two projects, the Ezulwini Mine, is an underground mine that has historically had ground movement problems in the UE shaft pillar. On one occasion it was necessary to cease shaft operations and excavate the lava unit around the shaft and then to reinstall the necessary shaft hardware. To eliminate the ground control problems in the shaft area, the Corporation is executing its plan to mine out the shaft pillar and to stabilize the main shaft.

There is a risk of flooding at the Ezulwini underground mine, where the Corporation pumps approximately 65 million litres of water from the site every day. The pumps are well maintained and there are several contingency arrangements including multiple power sources, large diesel generators, back-up pumps and catch basins in the event of failure of the main pumps. The mine has never been flooded, including during the period of 2001 through 2006 when the mine ceased operations and was on care and maintenance.

Disclosure

The Corporation is required to comply with securities reporting legislation and accounting standards in Canada and South Africa. To ensure that the First Uranium meets its regulatory obligations and mitigate risks associated with inaccurate or incomplete disclosure, the Audit Committee is responsible for reviewing and assessing the quality and integrity of the Corporation's continuous disclosure documents. The Corporation is also in the process of implementing a disclosure policy.

Insurance

First Uranium's insurance coverage does not cover all of its potential losses, liabilities and damage related to its business and certain risks are uninsured or uninsurable. The Corporation makes its insurance decisions based on the likelihood of any risk occurring, the cost of the insurance and the Corporation's tolerance for risk.

Financing

Although management believes that First Uranium has secured sufficient financing to bring its two projects into production as currently contemplated, the Corporation may require additional capital in the future and no assurance can be given that such capital will be available at all, or on terms acceptable to First Uranium.

Foreign currency exchange rates

The Corporation has exposure to the risk of significant change in foreign currency exchange rates between US dollars, Canadian dollars and the South African rand. Most of the Corporation's expenses are currently in rand. When the Corporation starts to produce and sell uranium and gold, those sales will be in US dollars. As a result, an increase in the US dollar value of the rand would decrease profitability. In addition, the Corporation runs a small office in Canada and any further increase in the value of the Canadian dollar relative to the US dollar, increases expenses as the Corporation's reporting currency is in US dollars.

Operational risks

Mining

The business of mining generally involves a high degree of risk and First Uranium has a limited operating history. No assurance can be given that the development and bringing into commercial production of a mine or tailings processing facility will be completed as contemplated and for the estimated capital costs or within the estimated schedule. Also, no assurance can be given that the intended production schedule, metal recoveries, estimated operating costs and/or that profitable operations will be achieved.

Confidence in resources

The economic analysis for the Ezulwini project is based, in part, on inferred resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as mineral reserves. There is no certainty that the reserves, development, production and economic forecasts on which such preliminary assessments are based, will be realized.

Labour

The Corporation will employ most of its labour at its two project sites. There has historically been much higher employment in the areas of the two projects and management does not consider availability of general labourers a risk. The higher demand for uranium, gold and other metals has raised the demand for skilled professionals, such as mining engineers, metallurgists and geologists.

The cost of that labour is a risk since labour costs have risen significantly since the last time uranium mines were in production at these sites. Higher costs have been identified and factored into the economic forecasts for these projects.

A trend that could increase risk for the Corporation is the heightened labour unrest in South Africa. Workers at various South African mining operations have been demanding, through their unions, higher compensation as a result of increased revenues in the mining sector being driven by rising mineral prices. Strikes have been threatened during some of the negotiations. First Uranium has mitigated the threat of work stoppages by negotiating recent settlements with unions representing workers at its operations.

Similarly, workers in other industries have been demanding higher compensation and threatening strike action. One such example is the strike by petroleum workers in early August 2007, which limited the supply of petrol. Strikes in the public sector and service industries, if protracted, also have the potential to disrupt the development of the Corporation's two projects. No material delays have been experienced to date and the projects are on track for their scheduled completion dates.

South Africa has significantly higher HIV infection rates than those prevailing in North America and Europe. Current and future First Uranium employees may have or could contract this potentially deadly virus. While the Corporation is not aware of any lost-time incident related to HIV, the prevalence of HIV could cause the Corporation to sustain higher costs to replace sick employees.

Operational safety is considered a top priority by management and the Board has established an Environmental, Health and Safety Committee. The Committee has the responsibility to review and make recommendations in regard to the Corporation's health and safety programs and compliance issues.

Power

Regular power outages have recently beset South Africa, causing disruption in business activities. Coal-fed power stations have run low on fuel and several power-generating facilities have been down for maintenance. No new power-generating facilities are expected to start up in South Africa until 2012. Eskom's primary response to these power deficiencies is to ask that its customers conserve energy and/or to restrict the amount of power supplied to them.

On January 24, 2008, Eskom advised that continuity of electric power supply could not be guaranteed. Specific warnings were communicated to South African mining companies, including the Corporation, which were specifically asked by Eskom to reduce power consumption to 80% of load requirements. While this was subsequently increased to 90%, Eskom also informed mining companies that this authorization could be withdrawn at a later date, as electrical power supply remains tight.

To mitigate the impact of these power restrictions, the Corporation is in the process of adding power generation to its two projects, having committed to purchase a power plant and lease diesel-powered generators, which will secure a total capacity of 54 MW of power at the Ezulwini Mine.

See also the section entitled, Assessment of the Impact of the Power Situation for each operation as discussed earlier in this MD&A.

Acid

Reduced availability of electrical power in South Africa has caused cutbacks in the operation of smelters and other facilities that produce sulphuric acid as a byproduct. The reduced supply of acid, increases in the cost of elemental sulphur (which is used to produce acid) and increased demand for acid in the base metal sector and for fertilizer production have led to rapidly increasing global acid prices. The Corporation has assessed and confirmed the economic viability of constructing an acid plant to provide the required sulphuric acid for its operations to mitigate the effects of supply constraints and rapidly rising costs for acid.

On April 21, 2008, the Corporation announced that, subject to financing, it will purchase and install an "off the shelf" acid plant to produce sulphuric acid to reduce the future costs and secure supply of acid required for the Ezulwini Mine and MWS. Based on an analysis of pyrite feed-stock potential from the MWS tailings dams, a preliminary technical assessment and a recent market analysis, the Corporation expects that it will take 19 months to procure and commission the acid plant with anticipated production beginning in January 2010. Until the Corporation can produce its own acid, it has secured its initial requirements for sulphuric acid in a market where acid supplies remain very tight. The Corporation anticipates significant acid price increases that are expected to continue in the medium term, as acid prices are closely related to the market for sulphur which is also indicating tight supply and significant price increases.

Construction costs

First Uranium is in the development stage and is building its gold and uranium plants. To complete the construction of these plants requires steel, concrete and construction tradespeople. With the vast amount of construction underway in South Africa, materials and construction tradespeople are difficult to acquire and retain, particularly in light of the upcoming World Cup of soccer in South Africa in 2010 and the high metal prices, which has driven the demand for new mines and plants around the world.

To mitigate this risk, First Uranium has secured its supply of materials and tradespeople for the construction of the mills and the gold and uranium plants for the planned modules of the Ezulwini Mine.

For MWS, the required materials to expand the gold plant and build the uranium plant have not yet been secured. To mitigate the impact of rising costs, the Corporation has ordered the long-lead items for expansion of this project.

Fuel

Rising costs of fuel impact the costs of running the plants and the transportation of labour and materials to the sites and eventually the costs of moving rock from the underground mine and the metals that are to be produced at both projects. Higher costs of other fuels have increased the demand for uranium offsetting the negative impact of the increase in the costs of these fuels in the Corporation's operations.

As a result of the Corporation's decision to install diesel-powered generators, it will be exposed to changes in the availability and price of diesel fuel. Close geographic proximity to a government source of fuel provides the Corporation with some confidence in its ability to source some of its diesel fuel requirements domestically, but it may also have to transport diesel fuel from South African ports. To mitigate the risk of price escalation for the transport of diesel fuel, the Corporation will seek long term transportation contracts.

Securing permitting for tailings deposition areas

The success of MWS is, in part, dependent on the permitting of sufficient tailings deposition areas. While one such deposition area was acquired in June 2007, the Corporation requires permitting for one additional deposition area in the next two to three years. Failure to acquire permitting for such an area on schedule could delay production of uranium and gold at this project.

Environmental and hazardous materials

Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive. Mining operations have inherent risks and liabilities associated with pollution of the environment and the disposal of waste products and hazardous materials occurring as a result of mining and production. First Uranium cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results of operations.

First Uranium's proposed mining projects are subject to the risk of uranium exposure. The Corporation has put systems in place to manage exposure to uranium or uranium metal and no known exposures have occurred at First Uranium to date. Exposure by First Uranium's employees, however, could result in the Corporation having to incur extra compensation costs.

Market risks

Uranium and gold prices

First Uranium's future revenues will be directly related to the world market prices of uranium and gold as its revenues will be derived primarily from gold and uranium mining, assuming that First Uranium is able to develop one or more of the Ezulwini Mine and MWS projects. Uranium and gold prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors beyond First Uranium's control.

If, after the commencement of commercial production, uranium and/or gold prices fall below the costs of production at First Uranium's mines for a sustained period, it may not be economically feasible to continue production at such sites. This would materially and adversely affect production, profitability and First Uranium's financial position. A decline in uranium and/or gold prices may also require First Uranium to write down its mineral reserves and mineral resources, which would have a material adverse effect on its earnings and profitability. First Uranium's future profitability may be materially and adversely affected by the effectiveness of any hedging strategy. While First Uranium currently does not hedge or forward sell any of its future gold and uranium production, should circumstances in future so warrant (including the need to obtain debt financing), First Uranium may hedge, or forward sell, future production.

The spot price for uranium ranged between $60 and $136 per pound during FY 2008 but the more indicative price for establishing contracts is the term price which has ranged between $85 and $95 per pound during FY 2008. As of June 9, 2008, the uranium spot price was $59 per pound and the term price was $90 per pound. The spot price for gold ranged between $642.10 and $1,011.25 per ounce during FY 2008. As of June 9 2008, the gold spot price was $896.25 per ounce. The Corporation has no plans to hedge the price it receives for its gold production at this time.

Public perception and acceptance of nuclear energy

Growth of the uranium and nuclear power industry will depend, amongst other factors, upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact the continuing acceptance of nuclear energy and the future prospects for nuclear power generation, which may have a material adverse effect on First Uranium.

Uranium and gold industry competition

International uranium and gold industries are highly competitive. There is no guarantee that First Uranium will be able to compete successfully with other mining companies, particularly the larger, seasoned mining companies. The Corporation can not assure that it will be able to compete successfully with its competitors in developing or acquiring uranium or gold projects or in attracting and retaining skilled and experienced employees.

First Uranium intends to market its uranium in a number of potential markets in direct competition with supplies available from a relatively small number of mining companies. Current and future international trade agreements and policies, governmental policies and trade restrictions are beyond the control of First Uranium and may affect the supply of uranium available to the market.

Competition from other energy sources

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydroelectricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates.

ADDITIONAL INFORMATION

Additional information relating to First Uranium is included in the Corporation's Annual Information Form dated June 9, 2008 and it is available on SEDAR at www.sedar.com.

Forward-looking information

This annual report contains certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the availability of electrical power, the planned addition of owner-operated power generation, price of uranium and gold, price of electrical power, supply and price of sulphuric acid, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the realization of estimated pyrite content in MWS tailings dams, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, availability of financing on acceptable terms, government regulation of mining operations, environmental risks, unanticipated reclamation expenses and title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "goal", "objective", "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Uranium to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities, risks relating to the integration of acquisitions, to international operations, to prices of uranium and gold. Although First Uranium has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. It is important to note, that: (i) unless otherwise indicated, forward-looking statements indicate the Corporation's expectations as at the date of this annual report; (ii) actual results may differ materially from the Corporation's expectations if known and unknown risks or uncertainties affect its business, or if estimates or assumptions prove inaccurate; (iii) the Corporation cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements; and (iv) the Corporation disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason. In making the forward-looking statements in this annual report, First Uranium has made several material assumptions, including but not limited to, the assumption that: (i) consistent supply of sufficient power will be available to develop and operate the projects as planned; (ii) approvals to transfer or grant, as the case may be, mining rights or prospecting rights will be obtained; (iii) metal prices, exchange rates and discount rates applied in the preliminary economic assessments are achieved; (iv) mineral resource estimates are accurate; (v) the technology used to develop and operate its two projects has, for the most part, been proven and will work effectively; (vi) that labour and materials will be sufficiently plentiful as to not impede the projects or add significantly to the estimated cash costs of operations; (vii) that Black Economic Empowerment ("BEE") investors will maintain their interest in the Corporation and their investment in the Corporation's common shares to a sufficient level to continue to support the Corporation's compliance with 2014 BEE requirements; and (viii) that the innovative work on stabilizing the main shaft at the Ezulwini Mine will be successful in maintaining a safe and uninterrupted working environment until 2024.

The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles and reflect informed judgments and estimates based on currently available information and with due consideration given to materiality. Management acknowledges its responsibility for the fairness, integrity and objectivity of all information in the consolidated financial statements.

As a means of fulfilling its responsibility, management relies on the system of internal controls of First Uranium Corporation (First Uranium or the Corporation). This system has been established to ensure, within reasonable limits, that the assets are safeguarded, transactions are properly recorded and are executed in accordance with management's authorization and that the accounting records provide a solid foundation from which to prepare the consolidated financial statements.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting solely of non-management directors. The Audit Committee meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of the external audit, the adequacy of the system of internal controls and financial reporting issues.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Gordon T. Miller
President & Chief Executive Officer

Emma Oosthuizen
Senior Vice President & Chief Financial Officer

June 9, 2008

To the Shareholders of First Uranium Corporation

We have audited the consolidated balance sheets of First Uranium Corporation as at March 31, 2008 and 2007, the consolidated statements of operations and deficit and comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
June 9, 2008

CONSOLIDATED BALANCE SHEETS

as at March 31, 2008 and 2007

(in thousands of US dollars)	Notes	2008	2007
Assets			
Current assets			
Cash and cash equivalents		**164,739**	138,914
Accounts receivable	5	**9,720**	1,713
Inventories	6	**2,808**	292
Receivables from related party	24	–	6,763
		177,267	147,682
Non-current assets			
Property, plant and equipment	7	**204,650**	30,954
Asset retirement funds	8	**4,847**	2,791
Loan to related party	24	**978**	–
		210,475	33,745
Total assets		**387,742**	181,427
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	10	**24,303**	5,702
Payables to related party	24	**541**	–
		24,844	5,702
Non-current liabilities			
Senior unsecured convertible debentures	11	**99,880**	–
Future tax liability	16	**10,649**	–
Asset retirement obligations	12	**19,901**	5,377
		130,430	5,377
Shareholders' equity			
Share capital	13	**215,935**	182,673
Equity portion of senior unsecured convertible debentures	11	**46,504**	–
Contributed surplus	14	**7,008**	2,460
Contribution from parent	15	**153**	–
Accumulated deficit		**(37,132)**	(14,785)
		232,468	170,348
Total liabilities and shareholders' equity		**387,742**	181,427

See accompanying notes to the Consolidated Financial Statements

Approved on behalf of the Board of Directors

Nigel R. G. Brunette
Non-Executive Chairman

Wayne S. Hill
Audit Committee Chairman

June 9, 2008

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT AND COMPREHENSIVE LOSS

for the years ended March 31, 2008 and 2007

(in thousands of US dollars)	Notes	2008	2007
Revenue		**21,429**	–
Cost of sales		**(16,580)**	–
Gross Profit		**4,849**	–
Other income	17	**2,738**	27
Expenditures			
General, consulting and administrative expenditures		**(15,573)**	(3,262)
Stock-based compensation	14	**(5,125)**	(2,460)
Pumping, feasibility and rehabilitation costs		**(5,343)**	(871)
		(26,041)	(6,593)
Operating loss before the undernoted		**(18,454)**	(6,566)
Interest income		**14,847**	3,433
Interest expense		**(5,782)**	(162)
Accretion expense on convertible debentures	11	**(8,485)**	–
Accretion expense on asset retirement obligations	12	**(896)**	–
Foreign exchange losses	18	**(2,611)**	(4,612)
Loss before income taxes		**(21,381)**	(7,907)
Income tax charge	16	**(966)**	(21)
Loss for the year		**(22,347)**	(7,928)
Accumulated deficit at the beginning of the year		**(14,785)**	(6,857)
Accumulated deficit at the end of the year		**(37,132)**	(14,785)
Basic and diluted loss per common share (US$)	19	**(0.18)**	(0.08)
Weighted average number of basic and diluted common shares outstanding ('000)	19	**126,096**	97,522
Loss for the year		**(22,347)**	(7,928)
Comprehensive loss	3	**(22,347)**	(7,928)

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended March 31, 2008 and 2007

(in thousands of US dollars)	Notes	2008	2007
Loss for the year		**(22,347)**	(7,928)
Changes not affecting cash:			
Interest income	20.1	**(194)**	(666)
Interest expense	20.2	**1,579**	162
Accretion expense on convertible debentures	11	**8,485**	–
Accretion expense on asset retirement obligations	12	**896**	244
Amortization on property, plant and equipment	7	**1,781**	14
Stock-based compensation	14	**5,125**	2,460
Loss after interest and non-cash items		**(4,675)**	(5,714)
Expenses in respect of asset retirement fund	8	**–**	80
Expenses in respect of asset retirement obligations	12	**(1,841)**	–
Movement in working capital:			
Increase in inventories		**(1,107)**	(292)
Increase in accounts receivable		**(7,740)**	(1,570)
Decrease (increase) in net receivables from/payables to related parties	20.3	**7,304**	(9,880)
Increase in accounts payable and accrued liabilities		**6,336**	1,633
Cash flows utilized in operating activities		**(1,723)**	(15,743)
Additions to property, plant and equipment	20.4	**(112,751)**	(24,270)
Increase in asset retirement fund		**(109)**	(103)
Net cash movement on acquisition of MWS	20.5	**1,248**	–
Cash outflow from investing activities		**(111,612)**	(24,373)
Issuance of senior unsecured convertible debentures net of issue costs	11	**130,561**	–
Bridging loan to facilitate Waterpan transaction	24	**42,377**	–
Repayment of bridging loan pursuant to Waterpan transaction	24	**(42,377)**	–
Proceeds from exercise of share options	13	**1,063**	–
Proceeds from issuance of common shares net of issue costs	13	**–**	178,470
Cash inflow from financing activities		**131,624**	178,470
Net effect of exchange rate changes on cash held in foreign currencies		**7,536**	–
Net increase in cash and cash equivalents for the year		**25,825**	138,354
Cash and cash equivalents, beginning of the year		**138,914**	560
Cash and cash equivalents, end of the year		**164,739**	138,914

See accompanying notes to the Consolidated Financial Statements
Supplementary information (Note 20)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

First Uranium Corporation is a Canadian resource company focused on the development of uranium and gold projects in South Africa. See Note 7, Property, Plant and Equipment for a description of the Corporation's key projects. The Corporation has a primary listing on the Toronto Stock Exchange (TSX) and a secondary listing on the Johannesburg Stock Exchange (JSE). First Uranium owns 100% of First Uranium Limited (FUL), which in turn holds 100% of First Uranium (Proprietary) Limited (FUSA) and 100% of Ezulwini Mining Company (Proprietary) Limited (EMC), which owns and operates the Ezulwini Mine.

On June 6, 2007, the Corporation, through FUSA, acquired all the issued and outstanding shares of Mine Waste Solutions (Proprietary) Limited and its subsidiary, Chemwes (Proprietary) Limited (collectively MWS), an existing tailings treatment company which had an operating gold recovery plant in place. As a result of the MWS acquisition, First Uranium changed its plans for the Buffelsfontein Tailings Recovery Project so that the historical and future tailings from the Buffelsfontein mine (the Buffelsfontein Tailings) are now transported by pipeline to the MWS site and processed through MWS's existing gold plant and, subject to their completion, through the new uranium recovery plant and additional gold recovery facilities which are currently being constructed at the MWS site. The Buffelsfontein Tailings Recovery Project, as enhanced and modified by the addition of MWS, is henceforth referred to as MWS.

On December 14, 2007, First Uranium issued 6.1 million shares to Waterpan Mining Consortium (Waterpan) completing the purchase of the remaining 10% interest in EMC (the Waterpan transaction) as contemplated in the Corporation's initial public offering in December 2006 (the Offering) and as disclosed in the Offering documents and in the annual consolidated financial statements for the year ended March 31, 2007 and the interim consolidated financial statements for the three months ended June 30, 2007, September 30, 2007 and December 31, 2007. This transaction resulted in EMC becoming wholly owned by First Uranium. First Uranium and Waterpan collaborated to effect this transaction considering the terms of the Offering and, as such, the acquisition of the remaining 10% interest in EMC is accounted for under Canadian generally accepted accounting principles (Canadian GAAP) as a continuity of interests.

All amounts in these financial statements are in US$, except where otherwise indicated.

1.1 Investment in subsidiaries

1.2 Basis of preparation

The consolidated financial statements have been prepared by First Uranium in accordance with Canadian GAAP.

Consolidated financial statements

The acquisition by First Uranium of shareholdings in FUSA and EMC are accounted for under Canadian GAAP as a continuity of interests. Certain adjustments have been reflected in the financial statements to reflect the reorganization pursuant to which First Uranium acquired 100% of FUSA and 100% of EMC.

Acquisition from entities under common control

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory.

The assets and liabilities acquired in a business combination under common control are recognized at the carrying amounts recognized previously in the Corporation's controlling shareholder, Simmer and Jack Mines, Limited's (Simmer & Jack), consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 Consolidation

The consolidated financial statements include the accounts of First Uranium and all of its subsidiaries (including special purpose entities/variable interest entities). All significant inter company balances and transactions are eliminated on consolidation.

2.2 Subsidiaries

A subsidiary is an entity which is controlled by the Corporation. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of First Uranium and its subsidiaries after eliminating inter company balances and transactions.

2.3 Use of estimates

The preparation of these consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, goodwill estimation of future site restoration costs and future income taxes, and classification of current portion of long term debt. Financial results as determined by actual events could differ from those estimated.

2.4 Foreign currency translation

Items included in the financial statements of each entity in the Corporation are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (the functional currency).

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of operations and deficit, and comprehensive loss.

The translated amounts are of a foreign entity where its subsidiaries are accounted for as integrated foreign operations and as such, the translation to US$ was made using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated in US$ at the year-end exchange rates, while non-monetary items are translated at the exchange rate in effect at the transaction dates. Revenue and expense items are translated at the exchange rates in effect on the date of the transaction. Exchange gains and losses resulting from the translation of these amounts are included in the consolidated statements of operations and deficit, and comprehensive loss.

2.5 Property, plant and equipment

The cost of an item of property, plant and equipment is recognized as an asset when:

- it is probable that future economic benefits associated with the item will flow to the Corporation; and
- the cost of the item can be measured reliably.

Costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service it. If a replacement cost is recognized in the carrying amount of an item of property, plant and equipment, the carrying amount of the replaced part is derecognized.

Property, plant and equipment are carried at cost less accumulated amortization and any impairment losses.

Amortization is provided on all property, plant and equipment other than freehold land, to write down the cost, less residual value, over their useful lives as follows:

Item	Average useful life
Buildings Plant and equipment Office furniture and equipment Motor vehicles Computer equipment and software	Life of mine – straight line Life of mine – units-of-production 6 years – straight-line 5 years – straight-line 3 years – straight-line
Mining assets • Mining assets are stated at cost, less accumulated amortization and impairments. • All separately identifiable equipment is amortized over the estimated useful life of the asset. • Amortization is first charged on new mining ventures from the date on which production reaches commercial quantities.	Life of mine
Mine infrastructure • Mine infrastructure costs include expenditures incurred to develop new ore bodies, to define further mineralization in existing ore bodies and to expand the capacity of a mine. Cost includes pre-production expenditures incurred during the development of the mine to the extent it provides access to gold and uranium bearing deposits and have future economic benefit. Cost also includes borrowing costs capitalized during the construction period where such costs are financed by borrowings. • Mine infrastructure costs are amortized using the units-of-production method, based on proven and probable reserves. These reserves are reassessed annually.	Proven and probable reserves
Mining rights • The cost of acquiring mining rights are capitalized and amortized over the mining period awarded by the Department of Minerals and Energy (DME) to the Corporation for the respective mining right. If the mining right period exceeds the estimated life of mine, then the amortization period is limited to the life of mine.	Mining period as per licence – straight-line

Exploration costs incurred to the date of establishing that a property has mineral reserves, which have the potential of being economically recoverable, are expensed. Exploration and development expenses incurred subsequent to this date are capitalized. If the project becomes feasible, the costs are amortized over the life of the mine. If the project is stopped, the costs are written off immediately.

Once a development mineral property goes into commercial production, the property is classified as "Producing" and the accumulated costs are amortized over the estimated recoverable reserves in the current mine plan using a unit-of-production basis. Commercial production occurs when the operation has reached a steady state of production.

Costs associated with start-up activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Corporation is ready to commence service. Any revenues earned during this period are recorded as a reduction in deferred start-up costs. These costs are amortized using the units-of-production method over the life of the mine, commencing on the date of commercial service.

The amortization charge for each period is recognized in earnings or loss unless it is included in the carrying amount of another asset.

2.6 Capitalization of interest

Net interest costs incurred during the development, construction and start-up phase of major projects are capitalized.

2.7 Asset retirement obligations

The Corporation recognizes the fair value of a future asset retirement obligation as a liability in the year in which it incurs a legal obligation associated with the retirement of tangible long-lived assets resulting from the acquisition, construction, development, and/or normal use of the assets. The obligations are measured initially at fair value and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the statement of operations, deficit, and comprehensive income. Changes in the amount or timing of the underlying future cash flows are immediately recognized as an increase or decrease in the carrying amounts of the liability and related assets. These costs are amortized to the results of operations over the life of the asset.

The Corporation's activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.

2.8 Impairment of long-lived assets

The Corporation applies CICA Handbook Section 3063: Impairment of Long-Lived Assets which provides standards for the recognition, measurement and disclosure of impairment of long-lived assets including property, plant and equipment. Long-lived assets are assessed by management for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value and is charged to the results of operations. Fair value represents future undiscounted cash flows from an area of interest, including estimates of selling price and costs to develop and extract the mining assets.

2.9 Future income and mining taxes

The Corporation utilizes the asset and liability method of accounting for income and mining taxes. Under the asset and liability method, future income and mining tax assets are recognized for the future tax consequences attributable to differences between the consolidated financial statements' carrying amounts of existing assets and liabilities and their respective tax bases, reduced by a valuation allowance to reflect the recoverability of any future income tax asset. Future income and mining tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future income and mining tax assets and liabilities of a change in tax rates is recognized in income in the year the enactment or substantive enactment occurs.

2.10 Stock-based compensation

The Corporation has a stock-based compensation plan which is described in Note 14. The Corporation accounts for all stock-based payments under the fair value based method.

Under the fair value based method, stock-based compensation cost is measured at fair value at the grant date and recognized in earnings on a straight-line basis over the relevant vesting period. The counterpart is recognized in contributed surplus. Upon the exercise of a stock option, share capital is recorded at the sum of the proceeds received and the related amount of contributed surplus. The fair value previously recognized in earnings relating to forfeited stock options is debited to contributed surplus and credited to the statement of operations and deficit, and comprehensive loss.

2.11 Interest recognition

Interest income is recognized on a time proportion basis, taking account of the principal outstanding and the effective rate over the period of maturity, when it is determined that such income will accrue to the Corporation.

2.12 Leased assets

Leases of property, plant and equipment, where the Corporation has substantially all the risks and rewards of ownership, are classified as capital leases. Capital leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding obligations, net of finance charges, are included in other liabilities. The interest element of the installment is charged to the statement of operations and deficit, and comprehensive loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under capital leases are amortized over the shorter of the useful life of the asset or the lease term.

2.13 Inventories

Inventories include ore stockpiles, gold work-in-progress and spares and consumables, and are recorded at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of gold produced inventories include costs such as milling costs, mining costs and mine general and administration costs but exclude transport, refining and taxes. Net realizable value is determined with reference to current market prices. Stockpiles consist of ore to be processed through the processing plant. The stockpiles have been sampled and evaluated and are on surface. All ore is expected to be fully processed within the life of mine. Spares and consumable stores are valued at weighted average cost after appropriate impairment of redundant and slow moving items.

2.14 Revenue recognition

Revenue from sales is recognized when significant risks and rewards of title and ownership of the concentrate are transferred, and collection is reasonably assured.

2.15 Earnings or loss per share

Basic earnings or loss per share is computed by dividing earnings or loss available to common shareholders by the weighted average number of common shares outstanding during the period. The treasury stock method is used to calculate diluted earnings or loss per share. Diluted earnings or loss per share is similar to basic earnings or loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that stock options with an average market price for the period greater than their exercise price are exercised and the proceeds used to repurchase common shares. In applying the treasury stock method, options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted earnings or loss per share, as the effect is anti-dilutive.

For convertible securities that may be settled in cash or shares at the holder's option the more dilutive of cash settlement and share settlement is used in computing diluted earnings or loss per share. Where the exchange price of the convertible securities is greater than the common share price, their impact on the diluted earnings or loss per share is excluded from the calculation, as they are considered anti-dilutive.

2.16 Financial instruments

Transaction costs for financial assets and financial liabilities

For a financial asset or financial liability classified other than as held-for-trading, the Corporation has added the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability to the fair value of that asset or liability established at the recognition of that asset or liability.

2.17 Comparative figures

Certain 2007 comparative figures have been reclassified to conform to the presentation adopted in 2008.

3. CHANGES IN ACCOUNTING POLICIES

Effective April 1, 2007, the Corporation adopted two new accounting standards that were issued by the Canadian Institute of Chartered Accountants (CICA):

- Handbook Section 1530 – Comprehensive Income
- Handbook Section 3855 – Financial Instruments – Recognition and Measurement

As provided under the standards, the comparative consolidated financial statements have not been restated. There were no transitional effects and as a result no adjustments have been recorded to deficit as at April 1, 2007.

Section 1530 – Comprehensive income

This section describes the reporting and disclosure standards with respect to comprehensive income and its components. Comprehensive income or loss consists of changes in the equity of the Corporation from sources other than the Corporation's shareholders, and includes earnings or losses of the Corporation, the foreign currency translation adjustment relating to self sustaining foreign operations and unrealized gains and losses on changes in fair values of available-for-sale assets and effective cash flow hedging instruments. Other comprehensive income or loss comprises revenues, expenses and gains and losses that are recognized in comprehensive income or loss but are excluded from earnings or losses for the year. This change in accounting policy had no effect on the consolidated financial statements of First Uranium.

Section 3855 – Financial instruments – recognition and measurement

This section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the consolidated balance sheet when the Corporation becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition, except for certain related party transactions. Fair value is the amount at which an item could be exchanged between willing parties. Measurement in subsequent periods depends on whether the financial instruments have been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

The Corporation designated certain financial assets and financial liabilities and adopted the following new accounting policies:

Cash and cash equivalents

Cash and cash equivalents are classified as "assets available-for-sale" and are measured at fair value at each balance sheet date. Any changes in fair value are recognized in Other comprehensive income in the period in which the change arises. Fair value is calculated using published price quotations in an active market, where applicable. The carrying amounts for cash and cash equivalents at March 31, 2008 approximated their fair values because of their short terms of maturity; no adjustments were made to the opening values.

Accounts receivable and receivables from related parties

These assets are classified as "loans and receivables" and are recorded at amortized cost, which upon their initial measurement is equal to their fair value. Subsequent measurements are recorded at amortized cost using the effective interest rate method. The carrying amounts for these assets as at March 31, 2008 approximated their fair values because of their short terms of maturity; no adjustments were made to the opening values.

Asset retirement funds

Asset retirement funds are classified as "assets available-for-sale" and are measured at fair value at each balance sheet date. Any changes in fair value are recognized in Other comprehensive income in the period in which the change arises. Fair value is calculated using the quoted prices of equities in an active market, with interest and dividends recognized in net income. Any equities without market quotes are carried using the cost method. The carrying values for the asset retirement funds as at March 31, 2008 approximated their fair values; no adjustments were made to the opening values.

Accounts payable and accrued liabilities and payable to related parties

These liabilities are classified as "other financial liabilities" and are initially measured at their fair values. Subsequent measurements are recorded at amortized cost using the effective interest rate method. The carrying values for these liabilities as at March 31, 2008 approximated their fair values; no adjustments were made to the opening values.

Senior unsecured convertible debentures

The sum of the carrying amounts assigned to the liability and equity components of the convertible debentures on initial recognition is always equal to the carrying amount that would be ascribed to the instrument as a whole. The debt portion is recorded at fair value on initial recognition and subsequently accreted over the life of the convertible debentures. No gain or loss arises from recognizing and presenting the components of the instrument separately. The relative fair value method is used to determine the value of the option directly either by reference to the fair value of a similar option, if one exists, or by using an option pricing model. The value determined for each component is then adjusted on a pro rata basis to the extent necessary to ensure that the sum of the carrying amounts assigned to the components equals the amount of the consideration received for the convertible debentures.

Section 1506 – Accounting changes

In July 2006, the CICA issued a new version of Section 1506 of the CICA Handbook, "Accounting Changes". This new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. This new section was adopted by the Corporation on January 1, 2007 and had no impact on the Corporation's results.

Accounting policy choice for transaction costs

On June 1, 2007, CICA Emerging Issues Committee issued Abstract no. 166, "Accounting Policy Choice for Transaction Costs" (EIC 166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. EIC 166 requires retroactive application to all transaction costs accounted for in accordance with Section 3855. The current recognition policy for transaction costs is consistent with this guidance.

On December 1, 2007, the CICA issued the following new accounting standards which became effective for interim periods beginning on or after October 1, 2007:

Section 1535 – Capital disclosures

This section establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure of the entity's objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. The Corporation has included disclosures recommended by Section 1535 in Note 22.

Section 3862 – Financial instruments – disclosures

This section describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risk arising from financial instruments to which the entity is exposed and how the entity manages those risks. The Corporation has included disclosures recommended by Section 3862 in Note 23.

Section 3863 – Financial instruments – presentation

This section establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirement of Section 3861, "Financial Instruments – Disclosure and Presentation". The Corporation has included disclosures recommended by Section 3863 in Note 23.

Future accounting standards

The CICA issued the following amendments to the accounting standards for periods beginning on or after January 1, 2008:

General standards on financial statement presentation

Section 1400 "General standards on financial statement presentation" has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The Corporation does not expect the adoption of these changes effective January 1, 2008, to have an impact on its consolidated financial statements.

Inventories

Section 3031 "Inventories" provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign cost to inventories. The Corporation does not expect the adoption of these changes effective January 1, 2008, to have an impact on its consolidated financial statements.

Goodwill and intangible assets

Section 3064, "Goodwill and intangible assets" establishes revised standards for recognition measurement, presentation and disclosure of goodwill and intangibles assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, "Revenues and expenses during the pre-operating period". As a result of the withdrawal of EIC 27, the Corporation will no longer be able to defer costs and revenues incurred prior to commercial production at new operations. This is effective for periods beginning on or after January 1, 2009.

4. BUSINESS ACQUISITION

Acquisition of Mine Waste Solutions (Proprietary) Limited

First Uranium, through its wholly owned subsidiary, FUSA, acquired all of the issued and outstanding shares of MWS. MWS owns and operates an existing gold mine tailings and re-processing facility adjacent to First Uranium's Buffelsfontein Tailings Recovery Project in South Africa.

The MWS acquisition closed on June 6, 2007 (effective date of acquisition), at which point First Uranium assumed management control of MWS.

A total consideration of $32.3 million was paid for the MWS acquisition in the form of an issuance of 3.1 million First Uranium common shares valued at $31.6 million and $0.7 million in cash for transaction costs.

The acquisition was accounted for by the purchase method of accounting and the allocation of fair value to the assets acquired and liabilities assumed as at June 6, 2007 was:

(in thousands of dollars)	Book value	Fair value adjustments	Fair value
Current assets	4,608	–	**4,608**
Asset retirement fund	1,950	–	**1,950**
Property, plant and equipment	5,226	35,204	**40,430**
Total assets acquired	11,784	35,204	**46,988**
Current liabilities	1,476	–	**1,476**
Lease obligations	28	–	**28**
Asset retirement obligation	2,777	–	**2,777**
Future tax liability	236	10,209	**10,445**
Total liabilities assumed	4,517	10,209	**14,726**
Net assets acquired	7,267	24,995	**32,262**

Current assets include cash and cash equivalents of $2.0 million (see Note 20.5).

The excess of the purchase consideration over the net book value of MWS was attributed to the Tailings for processing of $29.6 million and $5.6 million adjustment of the fair value of property, plant and equipment obtained with the MWS acquisition less the related future tax liability arising on these assets.

5. ACCOUNTS RECEIVABLE

(in thousands of dollars)	2008	2007
Trade receivables	**3,100**	99
Value Added Tax and Goods and Services Tax	**6,538**	1,463
Prepayments and advances	**80**	144
Deposits and guarantees	**2**	7
	9,720	1,713

6. INVENTORIES

(in thousands of dollars)	2008	2007
Gold work-in-progress	**514**	–
Spares and consumables	**1,550**	292
Stockpiles	**744**	–
	2,808	292

7. PROPERTY, PLANT AND EQUIPMENT

March 31, 2008 (in thousands of dollars)	Cost	Accumulated amortization	Net carrying amount
Land and buildings	**1,616**	**(44)**	**1,572**
Mine infrastructure	**81,642**	**(143)**	**81,499**
Mining assets	**17,922**	**–**	**17,922**
Tailings for processing	**29,642**	**(1,197)**	**28,445**
Mining rights	**55**	**–**	**55**
Plant and equipment	**72,228**	**(139)**	**72,089**
Exploration	**1,010**	**–**	**1,010**
Motor vehicles	**1,080**	**(101)**	**979**
Office furniture and equipment	**517**	**(38)**	**479**
Computer equipment and software	**729**	**(129)**	**600**
Total	**206,441**	**(1,791)**	**204,650**

March 31, 2007 (in thousands of dollars)	Cost	Accumulated amortization	Net carrying amount
Land and buildings	863	–	863
Mine infrastructure	3,710	–	3,710
Mining assets	16,942	–	16,942
Mining rights	13	–	13
Plant and equipment	9,000	–	9,000
Motor vehicles	179	(8)	171
Office furniture and equipment	56	(1)	55
Computer equipment and software	205	(5)	200
Total	30,968	(14)	30,954

Included in the above are mining related assets with a net carrying amount of $124.6 million (March 31, 2007 $29.0 million) related to the Ezulwini Mine and $43.9 million (March 31, 2007: $0.8 million) related to MWS.

As at March 31, 2008 all property, plant and equipment were owned by the Corporation, except for motor vehicles with a net carrying amount of $0.02 million, which are held under capitalized lease contracts.

Ezulwini Mine

The Ezulwini Mine project involves the recommissioning of an underground uranium and gold mining operation located on the outskirts of the town of Westonaria in Gauteng Province, South Africa. The Corporation has been in the process of ramping up underground production. The development of the Ezulwini Mine includes the rehabilitation and re-engineering of the main mine shaft through the installation of a floating steel tower, de-stressing the area where the shaft pillar intersects the shaft barrel, and the construction of uranium and gold processing facilities.

EMC purchased certain surface and underground assets relating to the Ezulwini Mine for a total consideration of $7.8 million, effective December 22, 2006.

As part of the Ezulwini acquisition, the related environmental rehabilitation trust fund amounting to $2.7 million (see Note 8, Asset retirement funds) was transferred into the Ezulwini trust fund and EMC took over the related environmental rehabilitation provision of $5.1 million (see Note 12, Asset retirement obligations), as determined by the DME. The difference of $2.4 million between the environmental rehabilitation trust fund and the environmental rehabilitation provision has been capitalized as part of mining infrastructure.

On December 8, 2006, the Ezulwini mining right was awarded to Simmer & Jack by the DME. On December 20, 2006, EMC and Simmer & Jack entered into an agreement (the Ezulwini Mining Right Agreement), pursuant to which Simmer & Jack agreed to take all necessary steps to obtain all ministerial approvals in order to effect the transfer of the Ezulwini mining right from Simmer & Jack to EMC. On March 20, 2008, the DME accepted Simmer & Jack's application to cede the Ezulwini mining right from Simmer & Jack to EMC.

MWS

MWS is a uranium and gold tailings recovery operation located in the western portion of the Witwatersrand Basin. With the MWS acquisition (see Note 4), the Corporation acquired an existing operating gold mine tailings re-processing facility and an historic uranium plant, adjacent to the Buffelsfontein property, where the Buffelsfontein Tailings are now being treated. The Corporation commissioned the pump station and a pipeline between the MWS property and the Buffelsfontein property during December 2007 and hydraulic mining of the Buffelsfontein Tailings commenced.

During December 2006, FUSA entered into an agreement to acquire surface tailings from Buffelsfontein Gold Mines Limited (BGM), a subsidiary of Simmer & Jack (the Buffelsfontein Tailings and Rights Agreement). It was originally contemplated that the transaction would be recognized on the satisfaction of the conditions precedent in the Buffelsfontein Tailings and Rights Agreement. While the conditions have not yet been satisfied, MWS commenced processing the material from the Buffelsfontein Tailings in December 2007. All the benefits thereof accrued to MWS, and consequently, MWS assumed the asset retirement obligation related to the Buffelsfontein Tailings (see Note 12, Asset retirement obligations). The corresponding asset of $10.2 million associated with the Buffelsfontein Tailings is capitalized as part of tailings for processing and amortized over the estimated life of the Buffelsfontein Tailings.

8. ASSET RETIREMENT FUNDS

(in thousands of dollars)	2008	2007
Balance, beginning of the year	**2,791**	–
Trust fund assumed on acquisition of Ezulwini Mine	**–**	2,686
Trust fund assumed on acquisition of MWS (see Note 4)	**1,950**	–
Investment income	**194**	82
Contributions in respect of investment funds	**109**	103
Costs incurred	**–**	(80)
Foreign exchange differences	**(197)**	–
Balance, end of the year	**4,847**	2,791

The asset retirement funds, consisting of environmental rehabilitation trust funds under the Corporation's control are to be used to fund the respective mining operation's rehabilitation liabilities. Funds in the trust consist primarily of cash held in interest-bearing accounts, as well as investment funds which consist of a combination of South African effective trusts. An accredited South African financial institution manages the trust funds under the direction of the trustees. The trust deed limits the trustees' investments to institutions and investment vehicles as referred to in section 37A of the South African Income Tax Act. Trust funds can only be drawn for rehabilitation purposes.

9. GUARANTEES

The following guarantees have been issued:

To	Regarding	Guarantee value ($000)
DME	Ezulwini environmental rehabilitation provision	**4,585**
Murray and Roberts Cementation (Pty) Ltd	Ezulwini shaft rehabilitation project	**1,220**
Eskom Holdings Ltd	Electricity accounts	**1,037**

The Ezulwini rehabilitation trust funds included in the asset retirement funds (see Note 8) have been pledged as security against all of the above guarantees. These guarantees are reviewed and renewed on an annual basis. The guarantee concerning the Murray and Roberts Cementation (Pty) Ltd will be terminated once the shaft rehabilitation project is complete.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(in thousands of dollars)	2008	2007
Trade payables	**17,664**	5,302
Accruals	**6,639**	400
	24,303	5,702

The trade payables primarily relate to capital expenditure of $8.7 million and $0.7 million at the Ezulwini Mine and MWS, respectively.

11. SENIOR UNSECURED CONVERTIBLE DEBENTURES

On May 3, 2007 First Uranium issued senior unsecured convertible debentures (the Debentures) in denominations of $1,000 Canadian dollars (Cdn$) in the principal amount of $135.1 million (Cdn$150 million). The interest rate on the Debentures is 4.25% per annum. The Debentures pay interest semi-annually in arrears on June 30 and December 31 and have a maturity date of June 30, 2012. The Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at an exchange price of Cdn$16.42 per share.

The Debentures may not be redeemed by the Corporation prior to June 30, 2010. On or after June 30, 2010 and prior to the maturity date, the Debentures may be redeemed by the Corporation, in whole or in part from time to time, provided that the weighted average trading price of the common shares on the TSX for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 130% of the exchange price of Cdn$16.42 per share.

First Uranium has the option, subject to regulatory approval, to satisfy its obligations to repay the principal amount of the Debentures on redemption or at maturity by issuing and delivering that number of its freely tradable common shares obtained by dividing the principal amount of the Debentures by 95% of the weighted average trading price of its common shares on the TSX for the 20 consecutive trading days ending five trading days before the date fixed for the redemption or maturity.

The equity component of the Debentures was valued on issuance at $46.5 million which is recorded as a separate component of shareholders' equity. The conversion option was valued using the Black-Scholes pricing model with the following assumptions: Expected dividend yield, 0%; expected volatility, 56%; risk-free interest rate of 4.2% and expected life of five years.

The liability component of the Debentures is being accreted such that the liability at maturity will equal the gross proceeds of $135.1 million (Cdn$150 million) less conversions. The amounts accreted during the year ended March 31, 2008 was $8.5 million (March 31 2007: $nil). The cost of issuing the Debentures amounted to $4.5 million.

As at March 31, 2008, no portion of the Debenture had been converted. Interest paid and accrued for the year ended March 31, 2008 amounted to $4.2 million and $1.6 million, respectively.

12. ASSET RETIREMENT OBLIGATIONS

(in thousands of dollars)	2008	2007
Balance, beginning of the year	**5,377**	–
Provision assumed on acquisition of the Ezulwini Mine	**–**	5,133
Provision assumed on acquisition of MWS (see Note 4)	**2,777**	–
Provision recognized with commencement of processing the Buffelsfontein Tailings	**10,162**	–
Accretion expense	**896**	244
Rehabilitation expenditure incurred	**(1,841)**	–
Additional rehabilitation provision on MWS	**2,530**	–
Balance, end of the year	**19,901**	5,377

The following are the key assumptions used during the year:

(in thousands of South African rand)	2008	2007
Gross amount of estimated cash flows – Ezulwini Mine	**40,495**	23,206
Gross amount of estimated cash flows – MWS	**178,195**	–
Number of years over which cash flows will occur:		
Ezulwini Mine	**26**	19
MWS	**25**	–
First Uranium credit-adjusted risk free rate	**9%**	8%
South African inflation rate assumed	**6%**	6%

The environmental rehabilitation provision assumed by EMC as part of the acquisition of the Ezulwini assets was determined by the DME as at November 2006. During March 2008 an independent review was performed by Johan Fourie & Associates on the Ezulwini assets relating to environmental rehabilitation provision that confirmed the current cost estimate of the provision at March 31, 2008 was sufficient.

The environmental rehabilitation provision assumed as part of the MWS acquisition is to be partly funded by its environmental rehabilitation trust fund (see Note 8). During March 2008, an independent valuation of the environmental rehabilitation provision was completed by GCS (Proprietary) Limited, a water environmental engineering and science consultancy company. The provision was based on the estimated cost to rehabilitate the mine.

The environmental rehabilitation provision associated with the Buffelsfontein Tailings was recognized with the commencement of the hydraulic mining of the Buffelsfontein Tailings in December 2007. Management estimated the respective environmental rehabilitation provision assumed at $10.2 million (see Note 7).

13. SHARE CAPITAL

Common shares

	Number of shares (000)		($000)	
	2008	2007	**2008**	2007
Balance, beginning of the year	**121,686**	87,536	**206,726**	4,176
Shares issued in public or private offering	**–**	33,350	**–**	201,795
Shares issued in respect of acquisition (see Note 4)	**3,094**	–	**31,557**	–
Shares issued pursuant to the Waterpan transaction (see Note 1)	**6,141**	–	**–**	–
Exercise of stock options	**153**	800	**1,063**	728
Contributed surplus relating to stock options exercised	**–**	–	**642**	27
	131,074	121,686	**239,988**	206,726
Less: Share issue costs	**–**	–	**(24,053)**	(24,053)
Balance, end of the year	**131,074**	121,686	**215,935**	182,673

Authorized

The authorized share capital of First Uranium consists of an unlimited number of common shares.

Issued and outstanding

On June 1, 2006, 800,000 stock options were exercised for proceeds of $0.7 million.

During December 2006, First Uranium issued 33.35 million shares pursuant to the Offering at Cdn$7 per share for gross proceeds of $201.8 million.

On June 6, 2007, First Uranium issued 3.1 million shares valued at $31.6 million relating to the acquisition of MWS (see Note 4).

On December 14, 2007, First Uranium issued 6.1 million shares pursuant to the Offering (see Note 1).

During the year ended March 31, 2008, 153,001 stock options were exercised, at an exercise price of Cdn$7 per share.

14. CONTRIBUTED SURPLUS – STOCK-BASED COMPENSATION

The Corporation maintains a stock option plan (the Option Plan) for employees, officers, directors and for certain consultants who provide ongoing support to First Uranium and its subsidiaries. Under the Option Plan, options typically are granted for a period of up to ten years following the date of grant. The amounts granted reflect the level of responsibility of the particular optionee and his or her contributions to First Uranium.

The Board of Directors has discretion to set the terms of any vesting schedule of each option granted. Except in specified circumstances, stock options are not assignable and non-transferable and terminate 90 days after the optionee ceases to be employed or associated with First Uranium.

The terms of the Option Plan further provide that the price at which shares may be issued under the Option Plan shall not be less than the volume weighted average trading price of the shares on the TSX for the five trading days immediately preceding the day the option is granted.

The following table details the movements of contributed surplus during the year:

(in thousands of dollars)	2008	2007
Balance, beginning of the year	**2,460**	27
Transfer to share capital relating to stock options exercised	**(642)**	(27)
Stock options vesting expense recognised during the year	**6,039**	2,460
Stock options forfeited during the year	**(849)**	–
Balance, end of year	**7,008**	2,460

Assumptions

The fair value of shares used to calculate the compensation expense was determined using the share price on the grant date and was adjusted for the probability of the recipients remaining employed or associated with the Corporation until the vesting date.

During the year ended March 31, 2008, the fair values of the stock options were estimated using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield – 0% (March 31, 2007: 0%)

Expected volatility of the Corporation's share price ranged between 56% and 66.7% (March 31, 2007: 85%).

Risk-free interest rate ranged between 3.84% and 4.81% (March 31, 2007: 3.90%).

Expected life – 3 years (March 31, 2007: 3 years)

During the year ended March 31, 2008, 2,551,433 stock options were granted for a period of ten years following the date of the grant and are subject to vesting within two years from the date of grant. The fair value of the stock options granted during the year ended March 31, 2008 was Cdn$9.4 million. The weighted average fair value of each stock option granted was Cdn$3.70 per share.

The following table is a summary of the Corporation's options granted under its stock-based compensation plan:

	Number of options		Weighted average exercise price (Cdn$)	
	2008	2007	**2008**	2007
Outstanding options, beginning of year	**1,223,001**	800,000	**7.30**	1.00
Granted during the year	**2,551,433**	1,223,001	**9.02**	7.30
Exercised during the year	**(153,001)**	(800,000)	**(7.00)**	(1.00)
Forfeited during the year	**(182,477)**	–	**(7.56)**	–
Outstanding options, end of year	**3,438,956**	1,223,001	**9.13**	7.30

The stock-based compensation expense recognized in the statements of operations and deficit and comprehensive loss was $5.0 million (March 31, 2007: $2.5 million). During the year ended March 31, 2008 $0.2 million stock-based compensation was capitalized to the projects (March 31 2007: $nil). As at March 31, 2008, the aggregate unexpensed fair value of unvested stock options granted amounted to $5.8 million (March 31, 2007: $2.9 million).

The following table summarizes information about First Uranium's outstanding stock options as at March 31, 2008:

	Options outstanding			Options exercisable		
Exercise price ranges (Cdn$)	Number of options outstanding	Weighted average remaining life (years)	Weighted average exercise price (Cdn$)	Number of options exercisable	Weighted average remaining life (years)	Weighted average exercise price (Cdn$)
7.00 to 8.99	**3,057,670**	**9.58**	**8.83**	**1,263,387**	**9.42**	**8.09**
9.00 to 11.99	**321,286**	**9.45**	**11.31**	**152,475**	**9.32**	**10.12**
12.00 to 13.99	**60,000**	**9.17**	**12.87**	**20,000**	**9.17**	**12.87**
	3,438,956	**9.56**	**9.13**	**1,435,862**	**9.40**	**8.37**

15. CONTRIBUTION FROM PARENT

(in thousands of dollars)	2008	2007
Balance, beginning of year	**–**	–
Stock-based compensation relating to parent	**153**	–
Balance, end of year	**153**	–

These contributions represent the stock-based compensation relating to stock options granted under the Simmer & Jack stock option scheme to individuals that were previously employed by Simmer & Jack and that got transferred to First Uranium during the year. During the year ended March 31, 2008, 7.6 million Simmer & Jack stock options were granted to these employees. The weighted average fair value of the Simmer and Jack options assumed was ZAR4.3 per stock option. The fair value of these stock options was ZAR22 million ($2.8 million).

The fair values of the stock options were estimated using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield – 0%

Expected volatility of Simmer & Jack's share price ranged between 56% and 90%

Risk-free interest rate ranged between 8.98% and 10.02%

Expected life – 6 years

Vesting period – 3 years

16. TAXATION

Provision for income taxes

The reconciliation of income taxes attributable to operations computed at the statutory tax rates to income tax recovery, using a Canadian statutory tax rate of 35.47% for the year ended March 31, 2008 (March 31, 2007: 36.12%), is as follows:

(in thousands of dollars)	2008	2007
Loss before income taxes	**(21,381)**	(7,907)
Income tax recovery at statutory rate	**7,584**	(2,864)
Difference between Canadian rates and foreign jurisdiction	**(636)**	130
Change in valuation allowance	**5,322**	3,536
Adjustment for future tax rate difference	**(2,716)**	(612)
Non-taxable items	**(10,398)**	(211)
Other	**(122)**	–
Income tax charge	**(966)**	(21)

Future income tax assets

(in thousands of dollars)	2008	2007
Property, plant and equipment	**4**	–
Non-capital loss carry-forwards	**5,684**	1,602
Share issue costs	**6,697**	6,629
Foreign resource expenses	**1,102**	1,099
Foreign exchange	**6,040**	850
	19,527	10,180
Less: Valuation allowance	**(19,527)**	(10,180)
	–	–

Future income tax liabilities

(in thousands of dollars)	2008	2007
Property, plant and equipment	**(10,649)**	–
	(10,649)	–

As at March 31, 2008, the Corporation had non-capital losses of approximately $7.1 million (March 31, 2007: $4.9 million) in Canada that may be applied against earnings in future years. These losses are expected to expire between 2026 and 2028. The Corporation had non-capital losses of approximately $12.3 million (March 31, 2007: $1.5 million) in South Africa that may be applied against earnings in future years, unlimited.

Due to uncertainties in the Corporation's ability to utilize its net operating losses in all of its operations, the Corporation has provided a valuation allowance against those future tax assets for which uncertainty exist.

17. OTHER INCOME

(in thousands of dollars)	2008	2007
Sludge pumping income	**1,929**	27
Rental income	**503**	–
Scrap sales	**242**	–
Other income	**64**	–
	2,738	27

18. FOREIGN EXCHANGE LOSSES

(in thousands of dollars)	2008	2007
Foreign exchange losses	**(2,611)**	(4,612)

19. BASIC AND DILUTED LOSS PER COMMON SHARE

	2008	2007
Basic and diluted loss per share of ($)	**(0.18)**	(0.08)
is calculated based on loss for the year of ($000)	**(22,347)**	(7,928)
and a weighted average number of common shares outstanding of (000)	**126,096**	97,522

For the years ended March 31, 2008 and 2007, the impact of outstanding share options was excluded from the diluted common shares calculation because it was anti-dilutive for earnings per share purposes.

The impact of the Debentures issued on May 3, 2007, has been excluded from the diluted common shares computation because it was anti-dilutive for earnings per share purposes.

20. NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

20.1 Non-cash interest income

(in thousands of dollars)	2008	2007
Total interest income	**14,847**	3,433
Add back: Cash interest income	**(14,653)**	(2,767)
	194	666

20.2 Non-cash interest expense

(in thousands of dollars)	2008	2007
Total interest expense	**(5,782)**	(162)
Add back: Cash interest paid	**4,203**	–
	(1,579)	(162)

20.3 Decrease (increase) in net receivables from/payable to related parties

(in thousands of dollars)	2008	2007
Decrease (increase) in receivables from related parties	**6,763**	(4,033)
Increase (decrease) in payable to related parties	**541**	(5,300)
Add back:		
Interest income accrued on accounts receivable	–	583
Interest expense accrued on accounts payable	–	(1,130)
	7,304	(9,880)

20.4 Additions to property, plant and equipment

(in thousands of dollars)	2008	2007
Total additions to property, plant and equipment	**(140,541)**	(30,968)
Add back:		
Asset associated with MWS (no cash outflow)	**5,493**	–
Capital expenditure included in Trade payables	**9,386**	3,282
Assets associated to the Asset rehabilitation obligation	**12,692**	2,447
Stock-based compensation included in Property, plant and equipment (see Note 14)	**219**	–
Capitalized interest	–	969
	112,751	(24,270)

20.5 Net cash movement on acquisition of MWS

(in thousands of dollars)	2008	2007
Cash and cash equivalents taken over on date of acquisition	**1,953**	–
Less: Expenses related to MWS acquisition	**705**	–
	1,248	–

20.6 Supplementary information with respect to the consolidated statements of cash flows

Non-cash investing and financing activities include the following:

(in thousands of dollars)	2008	2007
Buffelsfontein Tailings acquired with commencement of processing (see Note 7)	**10,162**	–
Shares issued with the acquisition of MWS (see Note 13)	**31,557**	–

21. COMMITMENTS

Lease agreement

The Corporation has an operating lease agreement which expires on May 31, 2012. The total rent expense charged under this agreement was $69,125 (March 31, 2007: $nil).

Minimum lease payments under the operating lease in effect through 2013 are as follows:

(in thousands of dollars)	
Year 2009	91
Years 2010 to 2012	279
Year 2013	16
	386

Capital commitments

(in thousands of dollars)	2008	2007
Ezulwini Mine	**35,128**	14,836
MWS	**5,173**	–
Total contractual obligations	**40,301**	14,836

The capital commitments are payable within one year.

Toll treatment agreement

The Corporation entered into an agreement with a third party, commencing in January 2009, to calcine the ammonium diuranate (yellowcake) from First Uranium to produce uranium oxide packaged for dispatch to converters. Either party may terminate the agreement on 18 months notice. The third party calciner will construct a plant with one half of the capacity of the plant to be dedicated for the processing of the First Uranium yellowcake and will acquire a road tanker to transport the yellowcake from the First Uranium operations to the calciner's operations. First Uranium will pay one-half of the construction cost of the calcining plant up to a maximum of $1.8 million and one half of the cost of the tanker (together referred to as the Loan). The Loan will be effective as of January 5, 2009 and is to be repaid in monthly instalments over a seven year period commencing January 30, 2009. The Loan will bear interest equal to the prime overdraft rate as quoted by the South African Reserve Bank (SARB), plus 2% commencing on January 5, 2009.

Royalty agreements

On December 20, 2006, FUSA, Simmer & Jack and Aberdeen International Incorporated (Aberdeen) entered into an arrangement (the Aberdeen Arrangement) pursuant to which (i) Simmer & Jack confirmed that it will pay to Aberdeen the amount of any royalty owing to Aberdeen under the Aberdeen Loan Agreement in respect of gold produced from the tailings to be acquired by FUSA from BGM, pursuant to the Buffelsfontein Tailings and Rights Agreement, and (ii) FUSA confirmed that it will pay to Simmer & Jack, immediately prior to any payment contemplated in (i) above, an amount equal to the amount of any royalty payment to be made by Simmer & Jack to Aberdeen in respect of gold produced from the tailings to be acquired by FUSA from BGM, pursuant to the Buffelsfontein Tailings and Rights Agreement.

Pursuant to the Buffelsfontein Tailings and Rights Agreement dated December 20, 2006 among BGM, Simmer & Jack and FUSA, in consideration for the cession of the Buffelsfontein Tailings and Mining Right from BGM to FUSA, as well as certain servitudes, and the right to the tailings arising from future underground mining operations by BGM at the BGM Underground Mine, FUSA agreed to pay to BGM a royalty of 1%, plus value added tax of the gross revenue earned by FUSA from the sale of uranium, gold, sulphur and other minerals recovered from the processing of tailings acquired by FUSA from BGM pursuant to the Buffelsfontein Tailings and Rights Agreement. When the Corporation purchased MWS in June 2007, the Corporation acquired an existing operating gold mine tailings re-processing facility and an historic uranium plant, adjacent to the Buffelsfontein property. The Corporation changed its plans for the Buffelsfontein Tailings Recovery Project such that the historical and future tailings from the Buffelsfontein mine would be transported to the MWS site and processed through the existing gold plant, and subject to their commissioning, through the planned uranium recovery plant and additional gold recovery facilities. A new agreement has subsequently been entered into between MWS, BGM and Simmer & Jack, that reflects the change in plans subsequent to the Offering with MWS assuming the obligations of FUSA under the original agreement. MWS has indemnified BGM against any tax liability incurred by BGM from the sale recorded on the basis that MWS has no liability unless the amount of any claim exceeds $2 million and then only in respect of any amounts in excess of $2 million.

In summary, as and when there is production from the Buffelsfontein Tailings acquired from BGM, pursuant to the Buffelsfontein Tailings and Rights Agreement, MWS will become liable to pay: (i) to Simmer & Jack, under the Aberdeen Arrangement Agreement, an amount equal to the royalty payable by Simmer & Jack to Aberdeen pursuant to the Aberdeen Agreement in respect of the tailings to be acquired from BGM, pursuant to the Buffelsfontein Tailings and Rights Agreement; and (ii) to BGM the above-mentioned 1% royalty, pursuant to the terms of the Buffelsfontein Tailings and Rights Agreement.

During December 2007, MWS commenced processing the Buffelsfontein Tailings and, as a result, MWS is now obligated to pay a royalty to BGM, pursuant to the Buffelsfontein Tailings and Rights Agreement and make other payments to Simmer & Jack pursuant to the Aberdeen Arrangement in respect of the metals recovered from the Buffelsfontein Tailings. The total royalties expensed amounted to $0.4 million.

22. CAPITAL MANAGEMENT

First Uranium's capital includes convertible debentures and shareholders' equity. The Corporation's objectives when managing shareholders' equity are to provide returns for shareholders and safeguard its ability to continue as a going concern. Mining is capital intensive and the Corporation strives to achieve lowest industry costs at all of its operations and meet cash flow requirements through internally generated cash flows.

The Corporation's current operations involve the re-opening and development of the Ezulwini Mine and the development of MWS. During December 2006, the Corporation raised $177.7 million net proceeds of sale of shares and is dependent on these funds to finance its current operations.

First Uranium intends to use the net proceeds from the issue of the Debentures raised in May 2007 to fund the Ezulwini Expansion Program which is designed to determine the potential for a possible expansion of the Ezulwini Mine; together with the balance of the net proceeds of the Offering, fund the development of the Ezulwini Mine and MWS and for general corporate purposes.

In order to carry out the planned development and exploration and pay for administrative costs, the Corporation plans to spend the capital raised to date, as well as its existing working capital and raise additional amounts as needed. The Corporation will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Corporation manages its capital structure and makes adjustments to it, based on the funds available to the Corporation, in order to support the development of its operations and the exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation's management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable.

There were no changes in the Corporation's approach to capital management during the year ended March 31, 2008. Neither the Corporation nor its subsidiaries is subject to externally imposed capital requirements.

23. FINANCIAL INSTRUMENTS

Financial risk factors

a) Credit risk

Credit risk is the risk of loss associated with a counter party's inability to fulfill its payment obligations. The Corporation's credit risk is primarily attributable to gold sales and value-added taxes receivable. The Corporation has a concentration of credit risk with one customer which is closely monitored by management. Value-added taxes receivable are collectable from the South African government. Management believes that the credit risk concentration with respect to financial instruments attributable to gold sales and value-added taxes receivable is remote.

In addition, the majority of the Corporation's cash and cash equivalents are on deposit with highly-rated financial institutions.

b) Liquidity risk

First Uranium has sufficient funds (March 31, 2008: $164.7 million; March 31, 2007: $138.9 million) to settle current and long term liabilities. The Corporation's accounts payable and accrued liabilities, as well as the payable to related party, have contractual maturities of less than 30 days and are subject to normal trade terms.

c) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and gold prices.

i. *Interest rate risk*

First Uranium has significant cash balances and long-term debt, with the latter having a fixed rate of interest of 4.25% (see Note 11, Senior unsecured convertible debentures). The Corporation's current policy is to invest excess cash in short-term deposits in banks with which it keeps its bank accounts. The Corporation monitors the investments it makes and is satisfied with the credit ratings of its banks.

ii. *Foreign currency risk*

The Corporation's functional currency is the US$. The Corporation is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the US$ in relation to other currencies impact the fair value of financial assets, liabilities and operating results. The Corporation does not hedge its exposure to foreign currency exchange risk.

Certain short term financial liabilities are denominated in other currencies, predominantly Cdn$ and ZAR. The Corporation's operations are primarily in South Africa and as a result the Corporation has maintained significant cash and cash equivalents during the year in ZAR to meet these operation's short term liquidity requirements. Financial assets and liabilities subject to currency translation risk primarily include non-US$ cash and cash equivalents and the Debentures.

The SARB approval that was required in connection with the issue of the Debentures includes a condition that the Corporation transfers the net Debenture proceeds to bank accounts of the Corporation in South Africa and convert the funds to ZAR, by May 3, 2008. SARB has granted an extension in respect of Cdn$60 million of such funds pending consideration of an application by the Corporation to permit the funds to remain in Canada. As at March, 31 2008, the net proceeds from the issue of the Debentures were held in Canadian dollar denominated short-term deposits bearing interest at 4.85% per annum.

iii. *Price risk*

Gold price risk is defined as the potential adverse impact on earnings and economic value due to gold price movements and volatilities. The Corporation does not hedge its exposure to commodity price fluctuation risk.

Sensitivity analysis

The Corporation has designated its cash and cash equivalents as available-for-sale, which are measured at fair value. Financial instruments included in accounts receivable and receivables from related party are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and payable to related party are classified as other financial liabilities, which are measured at amortized cost.

Based on management's knowledge and experience of the financial markets, First Uranium believes the following movements are "reasonably possible" over a 12 month period.

As of March 31, 2008, management estimates that if interest rates had changed by 1%, assuming all other variables remained, constant, the impact to net loss would have been approximately $148,466.

Financial instruments that impact the Corporation's operations due to currency fluctuations include:

- Cdn$ denominated cash and cash equivalents, accounts receivable, loan to related party, accounts payable and accrued liabilities, and the debt portion of convertible debentures.
- ZAR denominated cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and payables to related party.

As at March 31, 2008, management estimates that if the foreign exchange rates had changed 10% against the US$ assuming all other variables remained constant, the impact on net loss would have been approximately as follows:

(in thousands of dollars)	
10% increase in value of Cdn$	**4,240**
10% decrease in value of Cdn$	**(4,240)**
10% increase in value of ZAR	**1,295**
10% decrease in value of ZAR	**(1,295)**

The Corporation's current exposure to price risk on the commodities in which it produces and sells is limited.

Fair value estimation

In assessing the fair value of other financial instruments, the Corporation uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.

The face values less any estimated credit adjustments for financial assets and financial liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Corporation for similar financial instruments.

As at March 31, 2008, the actual disclosed values of the financial instruments all approximate the fair values of these instruments.

24. RELATED PARTY TRANSACTIONS AND COMMITMENTS

Related party balances

(in thousands of dollars)	2008	2007
First Uranium amount from Simmer & Jack	–	1,684
Loan to Chief Executive Officer	**978**	–
FUSA amount (to) from Simmer & Jack	**(541)**	5,079
Contribution from parent (see Note 15)	**(153)**	–

Related party transactions

(in thousands of dollars)	2008	2007
Shared services fees to Simmer & Jack	**(2,258)**	(2,639)
Fees paid to empowerment company	**(222)**	(53)
Stock-based compensation to parent (see Note 15)	**(153)**	–
Royalties paid to BGM (see Note 21)	**(62)**	–
Capital purchase of asset from BGM	**(1,702)**	–
Interest paid to Simmer & Jack by EMC	–	(1,130)
Interest received from Simmer & Jack by FUSA	–	583
Interest received on loan to Chief Executive Officer	**15**	–

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the parties involved, having regard to prevailing market rates.

On December 20, 2006, First Uranium and Simmer & Jack entered into a shared services agreement (the Shared Services Agreement). Pursuant to the terms of the Shared Services Agreement, First Uranium may retain certain services to be provided by Simmer & Jack, including project management and technical services, cash management and investment services,

accounting, treasury and financial services, corporate secretarial support and human resources and staffing services, including payroll and benefits administration, and such other services as may be required by First Uranium and which Simmer & Jack is able and willing to provide. The expenses for the year ended March 31, 2007 relates to such services received.

During the year ended March 31, 2008, $1.4 million (March 31, 2007: $0.6 million) of the fees to Simmer & Jack pursuant to the Shared Services Agreement were expensed and $0.9 million (March 31, 2007: $2.0 million) of the fees were capitalized, representing services provided in respect of technical services for the Ezulwini Mine and the Buffelsfontein Tailings Recovery Project.

Prior to December 2006, the Corporation shared its premises with other companies that had common directors and reimbursed the related companies for its proportional share of expenses or was reimbursed by the related companies for their proportional share of expenses. During the year ended March 31, 2007, the Corporation was charged $0.6 million for consulting services provided by related directors, officers and consultants of the Corporation.

In addition, First Uranium has agreed to reimburse Simmer & Jack with respect to 50% of fees that Simmer & Jack is required to pay to an empowerment company for consulting services regarding transformation, human resources and occupational health and safety. BJ Njenje, AX Sisulu and SLB Mapisa, shareholders of the empowerment company, are also directors of Simmer & Jack.

On September 13, 2007, the Ezulwini Mine acquired a reconditioned mill for the first 50,000 tonne per month milling unit from BGM for a consideration of $1.7 million.

On September 27, 2007, the Board of Directors approved a loan in the amount of Cdn$1 million to the Chief Executive Officer of First Uranium for the purpose of facilitating his purchase of a family home. The loan is for a term of six years, is unsecured and bears interest at 4% per annum payable monthly in arrears. The loan was advanced on October 17, 2007.

As previously disclosed, the Corporation entered into an agreement on December 20, 2006 with Waterpan for the purchase of the remaining 10% of the shares of EMC in consideration for 6.1 million common shares of First Uranium. On December 14, 2007, EMC obtained a bridging loan from a South African banking institution to purchase Waterpan's 10% shareholding in EMC. Waterpan used the proceeds to partially fund the purchase of 6.1 million common shares (the Waterpan Shares) of First Uranium for a consideration of $42.4 million. First Uranium used the proceeds from the sale of the Waterpan Shares to repay the bridging loan to the South African banking institution and to pay the taxes resulting from the purchase of the EMC shares. Concurrent with the closing of this transaction, one million of the Waterpan Shares were sold by way of a private placement. Waterpan has a contractual agreement to retain its remaining Waterpan Shares until April 1, 2009. Certain shareholders of Waterpan are officers or employees of First Uranium or directors of its subsidiaries. The Waterpan transaction had no net impact on the cash flow of the First Uranium group of companies.

25. SUBSEQUENT EVENTS

During May 2008, the Corporation entered into an agreement for the purchase of a 30 megawatt diesel-fired power plant and associated equipment, refurbished and configured in accordance with the Corporation's specifications for $8.5 million. The vendor will oversee the installation, construction, start-up and commissioning of the power plant at the operations of the Corporation at its own cost. Eighty percent of the purchase price is payable upon shipment of the power plant and the balance upon installation and the successful commissioning at site. The Corporation is responsible for shipping charges of approximately $750,000.

During May 2008, the Corporation also agreed to lease ten self contained diesel powered generating sets (gensets) for an initial term of eighteen months. The fixed monthly rental charge is $13,500 per genset for the first twelve months, reducing to $12,500 per genset thereafter. After the initial eighteen months period, the Corporation has the option to extend the lease agreement period for up to sixty months, in successive twelve month periods. The fixed monthly charge per genset is

$12,500 for months 19 to 24; $12,000 for months 25 to 36; $11,500 for months 37 to 48; and $11,000 for months 49 to 60. If the gensets are rented for sixty months, the Corporation is entitled to purchase the gensets for $50,000 per set. The Corporation is also obligated to pay a monthly fixed charge of $25,000 and a running hourly charge of EUR11.30 ($17.85). These charges are subject to indexation based on consumer prices. The Corporation is also responsible for $75,000 mobilization charges and $56,250 demobilization charges per shipment. The gensets will be installed over a three month period commencing July 2008. The total rental and fixed charges for the initial eighteen month period are estimated at $2.2 million and $0.5 million, respectively.

As the rental period is shorter than the useful life of the gensets, this agreement will be accounted for as an operating lease. This treatment will be reviewed in accordance with any changes that may be made in the successive agreements.

26. SEGMENTED INFORMATION

Segmented information is presented in respect of the Corporation's business and geographical segments. The primary format business segments, are based on the Corporation's management and internal reporting structure. Inter-segment reporting is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income earning assets and revenue, interest-bearing loans, borrowing and expenses, and corporate assets and expenses. Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

March 31, 2008 (in thousands of dollars)	South Africa		Canada	
	Ezulwini Mine	MWS*	Corporate	Total
Revenue	–	21,429	–	21,429
Cost of sales	–	(16,580)	–	(16,580)
Gross profit	–	4,849	–	4,849
Other income	2,733	5	–	2,738
Expenditures				
General, consulting and administrative expenditures	(6,539)	(1,494)	(7,540)	(15,573)
Stock-based compensation	(1,174)	(309)	(3,642)	(5,125)
Pumping, feasibility and rehabilitation costs	(4,557)	(786)	–	(5,343)
	(12,270)	(2,589)	(11,182)	(26,041)
Operating loss before the undernoted	(9,537)	2,265	(11,182)	(18,454)
Interest income	525	374	13,948	14,847
Interest expense	(3)	–	(5,779)	(5,782)
Accretion expense on convertible debentures	–	–	(8,485)	(8,485)
Accretion expense on asset retirement obligations	(388)	(508)	–	(896)
Foreign exchange losses	–	–	(2,611)	(2,611)
Income (loss) before income taxes	(9,403)	2,131	(14,109)	(21,381)
Income tax charge	(24)	(207)	(735)	(966)
Income (loss) for the year	(9,427)	1,924	(14,844)	(22,347)
Total assets	144,819	88,309	154,614	387,742
Total liabilities	(19,327)	(31,887)	(104,060)	(155,274)
Capital expenditure	(92,959)	(19,745)	(47)	(112,751)

* *Includes the Buffelsfontein Tailings Recovery Project*

March 31, 2007 (in thousands of dollars)		South Africa	Canada	
	Ezulwini Mine	MWS*	Corporate	Total
Other income	27	–	–	27
Expenditures				
General, consulting and administrative expenditure	(675)	(709)	(1,878)	(3,262)
Stock-based compensation	–	–	(2,460)	(2,460)
Pumping and feasibility costs	(871)	–	–	(871)
	(1,546)	(709)	(4,338)	(6,593)
Operating loss before the undernoted	(1,519)	(709)	(4,338)	(6,566)
Interest income	98	583	2,752	3,433
Interest expense	(162)	–	–	(162)
Foreign exchange gains (losses)	1,072	(993)	(4,691)	(4,612)
Loss before income taxes	(511)	(1,119)	(6,277)	(7,907)
Income tax charge	(21)	–	–	(21)
Loss for the year	(532)	(1,119)	(6,277)	(7,928)
Total assets	33,953	6,051	141,423	181,427
Total liabilities	(9,718)	(238)	(1,123)	(11,079)
Capital expenditure	(23,656)	(579)	(35)	(24,270)

** Includes the Buffelsfontein Tailings Recovery Project*

CORPORATE OFFICES

Canada

First Uranium Corporation
1240-155 University Avenue
Toronto, Ontario
Canada M5H 3B7
Tel: +1 416-342-5640
Fax: +1 416-342-5632

South Africa

First Uranium Corporation
5 Press Avenue, Selby,
Johannesburg, 2025
PO Box 82291, Southdale, 2135
South Africa
Tel: +27 11 830 0390
Fax: +27 11 837 3840

INVESTOR RELATIONS AND MEDIA CONTACT

Bob Tait
Vice President, Investor Relations
1240-155 University Avenue
Toronto, Ontario
Canada M5H 3B7
Tel: +1-416-342-5639
Mobile: +1-416-558-3858
Fax: +1-416-342-5632
E-mail: bob@firsturanium.ca

TRANSFER AGENTS

Computershare Investor Services Inc.
100 University Avenue, 9th floor
Toronto, Ontario
Canada M5J 2Y1
Tel: 1-800-564-6253*
Tel: 514-982-7555
Fax: 1-888-453-0330*
Fax: 416-263-9394
service@computershare.com

Computershare Investor Services (Pty) Ltd
70 Marshall Street
Johannesburg South Africa
(PO Box 61051, Marshalltown, 2107
South Africa, 2000)
Tel: +27 11 370 5000 or
+27 86 110 0950
Fax: +27 11 688 5217 or
+27 11 688 5248
www.uk.computershare.com

* *Toll free in Canada and the United States*

BANKERS

Royal Bank of Canada
20 King Street West
Lower Level
Toronto, Ontario
Canada M5H 1C4

ABSA Bank Limited
Southdale Branch
63 Alamein Road
Southdale South Africa
(PO Box 261001, Excom, 2023
South Africa)

LISTING DETAILS

Toronto Stock Exchange
(primary listing)
CUSIP: 33744R102
Ticker symbols:
Common shares – FIU
Debentures – FIU.DB

Johannesburg Stock Exchange
(secondary listing)
Registration number: 2005/033680/07
ISIN: CA33744R1029
Ticker symbol:
Common shares – FUM

AUDITORS

PricewaterhouseCoopers LLP
Chartered Accountants

ANNUAL MEETING

St. Andrew's Club
150 King Street West
27th Floor
Toronto, Ontario, Canada
Wednesday, September 10, 2008
4:00 p.m. local time

Changing your shareholder records

To change your address, eliminate multiple mailings, transfer First Uranium shares or for other shareholder account inquiries, registered shareholders should contact the principal offices of the Transfer Agents listed above. To initiate any such change, beneficial shareholders who have their shares held on their behalf by an investment advisor, such as a stock broker, should contact the advisor directly.

Disclosure documents

For information on First Uranium's corporate governance and other investor information please refer to First Uranium's website at www.firsturanium.com.

For information on First Uranium's corporate governance please refer to the Company's Management Information Circular, which is a regulatory document filed on Canada's SEDAR website, www.sedar.com, and also available on the Company's website at www.firsturanium.com.

first Uranium

www.firsturanium.com

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